Form 20-F
period 2002-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2003-03-27
CIK 1159508

As filed with the Securities and Exchange Commission on March 27, 2003

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Form 20-F

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

or

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15242

Deutsche Bank Aktiengesellschaft (Exact name of Registrant as specified in its charter)

Deutsche Bank Corporation (Translation of Registrant’s name into English)

Federal Republic of Germany (Jurisdiction of incorporation or organization)

Taunusanlage 12, 60325 Frankfurt am Main, Germany (Address of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value. . . . . . . . .585,446,954 (as of December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_| Item 18 |X|

ii

iii

Deutsche Bank Aktiengesellschaft, which we also call Deutsche Bank AG, is a stock corporation organized under the laws of the Federal Republic of Germany. Unless otherwise specified or required by the context, in this document, references to “we,” “us,” and “our” are to Deutsche Bank Aktiengesellschaft and its consolidated subsidiaries.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00.

iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
•	our implementation of our strategic initiatives;
•	the development of aspects of our results of operations;
•	our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and risks relating to changes in interest and currency exchange rates and in asset prices; and
•	other statements relating to our future business development and economic performance.

In addition, we may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to annual shareholders’ meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Our Board of Managing Directors, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.

Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. We use words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “estimate,” “project,” “should,” “potential,” “reasonably possible,” “plan” and similar expressions to identify forward-looking statements.

By their very nature, forward-looking statements involve risks and uncertainties, both general and specific. We base these statements on our current plans, estimates, projections and expectations. You should therefore not place too much reliance on them. Our forward-looking statements speak only as of the date we make them, and we undertake no obligation to update any of them in light of new information or future events.

We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
•	changes in general economic and business conditions;
•	changes and volatility in currency exchange rates, interest rates and asset prices;
•	changes in governmental policy and regulation, and political and social conditions;
•	changes in our competitive environment;
•	the success of our acquisitions, divestitures, mergers and strategic alliances;
•	the success of any realignments of our Group Divisions and risks that we may not fully realize the benefits we anticipate from these realignments and from any cost containment plans that we have initiated;
•	the effectiveness and success of the new management structure we adopted on January 31, 2002, to achieve and maintain the integration of our strategic and operational management; and
•	other factors, including those we refer to in “Item 3: Key Information--Risk Factors” and elsewhere in this document and others to which we do not refer.

v

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not required because this document is filed as an annual report.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

     Not required because this document is filed as an annual report.

ITEM 3: KEY INFORMATION

Selected Financial Data

     We have derived the data we present in the tables below from the following sources:

  we derived the selected consolidated income statement and balance sheet data for 2002, 2001, 2000 and 1999 from our audited consolidated financial statements for those years; and

  we derived the selected consolidated income statement and balance sheet data for 1998 from our unaudited consolidated financial statements for that year.

     You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with generally accepted accounting principles in the United States (which we refer to as U.S. GAAP). Our Group Division and segment data, which we present elsewhere in this document, come from our management reporting systems and are not necessarily based on, or prepared in accordance with, U.S. GAAP. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under U.S. GAAP, see “Item 5: Operating and Financial Review and Prospects–Results of Operations by Segment.”

     In reading our income statement data, you should note that the financial accounting treatment under U.S. GAAP for changes in German income tax rates results in a negative impact on our results of operations in 2002 and 2001, a large positive impact in 2000, and a much smaller positive effect in 1999. These tax rate changes, which were enacted in 2000 and 1999, were:

  significant reductions, effective in 1999 and 2001, in the corporate income tax rate; and

  the reduction to zero, effective in 2002, of the tax rate applicable to capital gains on the sale of certain equity securities.

     These reductions in tax rates resulted in significant decreases in our deferred taxes payable, with a corresponding reduction in our income tax expense for 2000 and 1999. In 2001 and 2002, when we sold securities that had accumulated deferred tax provisions within other comprehensive income, we reversed that deferred tax provision, which resulted in a significant increase in income tax expense.

     We more fully explain the financial accounting treatment of these tax rate changes in “Item 5: Operating and Financial Review and Prospects–Effects of German Tax Reform Legislation and Accounting for Income Taxes.”

     The financial accounting treatment of the tax rate changes led to approximately € 9.3 billion of our € 13.5 billion net income in 2000 and € 951 million of our € 1.6 billion net income in 1999. If we exclude the effect of tax rate changes in those years, our net income would have been approximately € 4.2 billion in 2000 and € 662 million in 1999. Due to sales of equity securities for which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse € 2.8 billion and € 995 million of those provisions as income tax expense in 2002 and 2001, respectively. Without the additional income tax expense we describe above, and also without the cumulative effect of accounting changes we describe below, our net income would have been € 3.2 billion and € 1.4 billion in 2002 and 2001, respectively. We recommend that you consider our net income excluding the impact of the changes in income tax rates and the reversing effect and the cumulative effect of accounting changes when you compare 2002, 2001, 2000 and 1999 to one another and to earlier and future periods. Upon adoption of the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) as of January 1, 2002, we discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion and we recognized a € 37 million, tax-free gain, as a cumulative effect of a change in accounting principle in our Consolidated Statement of Income. In addition, in 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and in that year recorded an expense of € 207 million, after tax, as a cumulative effect of a change in accounting principle in our Consolidated Statement of Income. See “Item 5: Operating and Financial Review and Prospects–Operating Results–Cumulative Effect of Accounting Changes.”

Income Statement Data
	Year ended December 31,

	2002(1)	2002		2001		2000		1999		1998(2)(3)

	(€ and $ in millions, except per share data)

Net interest revenues	$ 7,534	€ 7,186		€ 8,620		€ 7,028		€ 7,994		€ 6,235
Provision for loan losses	2,192	2,091		1,024		478		725		908

Net interest revenues after provision for loan losses	5,342	5,095		7,596		6,550		7,269		5,327
Commissions and fee revenues	11,359	10,834		10,727		11,693		7,967		5,514
Trading revenues, net	4,219	4,024		6,031		7,625		2,127		262
Other noninterest revenues	4,722	4,503		4,163		8,133		6,944		5,192

Total net revenues	25,642	24,456		28,517		34,001		24,307		16,295
Compensation and benefits	11,909	11,358		13,360		13,526		9,655		6,557
Goodwill amortization/impairment	65	62		871		771		486		189
Restructuring activities	611	583		294		125		459		289
Other noninterest expenses	9,336	8,904		12,189		12,710		11,356		8,735

Total noninterest expenses	21,921	20,907		26,714		27,132		21,956		15,770

Income before income tax expense (benefit) and cumulative effect of accounting changes	3,721	3,549		1,803		6,869		2,351		525
Income tax expense	390	372		434		2,643		1,689		240
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,954	2,817	(4)	995	(4)	(9,287)	(4)	(951)	(4)	—

Income before cumulative effect of accounting changes, net of tax	377	360	(4)	374	(4)	13,513	(4)	1,613	(4)	285

Cumulative effect of accounting changes, net of tax(5)	39	37		(207)		—		—		—

Net income(5)	$ 416	€ 397	(4)	€ 167	(4)	€ 13,513	(4)	€ 1,613	(4)	€ 285

Basic earnings per share(6)
Income before cumulative effect of accounting changes, net of tax	$ 0.61	€ 0.58	(4)	€ 0.60	(4)	€ 22.00	(4)	€ 2.76	(4)	€ 0.54
Cumulative effect of accounting changes, net of tax(5)	0.06	0.06		(0.33)		—		—		—

Net income(5)	$ 0.67	€ 0.64	(4)	€ 0.27	(4)	€ 22.00	(4)	€ 2.76	(4)	€ 0.54

Diluted earnings per share(7)
Income before cumulative effect of accounting changes, net of tax	$ 0.60	€ 0.57	(4)	€ 0.60	(4)	€ 21.72	(4)	€ 2.74	(4)	€ 0.54
Cumulative effect of accounting changes, net of tax(5)	0.06	0.06		(0.33)		—		—		—

Net income(5)	$ 0.66	€ 0.63	(4)	€ 0.27	(4)	€ 21.72	(4)	€ 2.74	(4)	€ 0.54

Dividends paid per share(8)	$ 1.36	€ 1.30		€ 1.30		€ 1.15		€ 1.12		€ 0.92

(1) Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$1.0485 per euro, the noon buying rate on December 31, 2002.

(2) Amounts in this column are unaudited.

(3) We have restated in euro the amounts we originally reported in Deutsche Marks, using the fixed conversion rate of DM1.95583 per euro. For further information on the euro and the fixed conversion rate, see “–Exchange Rate and Currency Information.”

(4) These figures reflect the income tax expense (benefit) from changes in effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects–Effects of German Tax Reform Legislation and Accounting for Income Taxes.”

(5) In 2002 and 2001, these figures reflect the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income in “Item 5: Operating and Financial Review and Prospects–Operating Results–Cumulative Effect of Accounting Changes.”

(6) We calculate basic earnings per share for each period by dividing our net income by the weighted average number of common shares outstanding.

(7) We calculate diluted earnings per share for each period by dividing our net income by the weighted average number of common shares and potential dilutive common shares outstanding.

(8) Dividends we declared and paid in the year.

Balance Sheet Data
	Year ended December 31,

	2002(1)	2002	2001	2000	1999	1998(2)(3)

	(€ and $ in millions)

Total assets	$ 795,135	€ 758,355	€ 918,222	€ 928,994	€ 875,789	€ 652,269
Loans, net	175,417	167,303	259,838	274,660	254,173	218,160
Deposits	343,515	327,625	374,089	350,552	331,872	260,460
Long-term debt	109,102	104,055	166,908	154,484	131,964	92,785
Common shares	1,669	1,592	1,591	1,578	1,573	1,363
Total shareholders’ equity	31,446	29,991	40,193	43,683	32,351	27,215
Tier 1 risk-based capital (BIS*)(4)	23,845	22,742	24,803	23,504	17,338	15,979
Total risk-based capital (BIS*)(4)	31,310	29,862	37,058	39,343	35,172	29,343

* Bank for International Settlements.

(1) Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S. $1.0485 per euro, the noon buying rate on December 31, 2002.

(2) Amounts in this column are unaudited.

(3) We have restated in euro the amounts we originally reported in Deutsche Marks, using the fixed conversion rate of DM 1.95583 per euro. For further information on the euro and the fixed conversion rate, see “–Exchange Rate and Currency Information.”

(4) We derived and reported the BIS figures for 2002, 2001 and 2000 in accordance with U.S. GAAP. The figures for 2000 were originally reported in accordance with International Accounting Standards (IAS). These 2000 figures are restated and reported in accordance with U.S. GAAP for comparison purposes, and are unaudited. We derived and reported the BIS figures for 1999 and 1998 in accordance with IAS. For further information, see “Item 4: Information on the Company–Regulation and Supervision–Regulation and Supervision in Germany–Principal Laws and Regulators– Financial Statements and Audits.”

Certain Key Ratios and Figures

     In reading the return on average total shareholders’ equity, adjusted average total shareholders’ equity, return on average total assets and price/earnings ratio appearing below, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes. The table on the next page presents these figures excluding these effects.

	Year ended December 31,

	2002		2001		2000

Return on average total shareholders’ equity(1)	1.08%	(2)	0.40%	(2)	39.16%	(2)
Return on adjusted average total shareholders’ equity(3)	1.27%	(2)	0.54%	(2)	54.08%	(2)
Return on average total assets(4)	0.04%	(2)	0.02%	(2)	1.28%	(2)
Equity to assets ratio(5)	3.97%		4.11%		3.27%
Cost/income ratio(6)	78.8%		90.4%		78.7%
Cost/income ratio excluding goodwill amortization(7)	78.8%		87.6%		76.5%
Employees(8):
In Germany	33,807		41,191		43,567
Outside Germany	43,635		45,333		46,217
Branches:
In Germany	936		1,254		1,406
Outside Germany	775		845		881
Market price:
High	€ 82.40		€ 105.64		€ 103.27
Low	€ 37.53		€ 43.20		€ 68.75
End of year	€ 43.90		€ 79.40		€ 89.51
Price/earnings ratio(9) (at year end)	69.68	(2)	294.07	(2)	4.12	(2)

(1) Net income as a percentage of average month-end shareholders’ equity.

(2) These figures reflect income tax expense of € 2.8 billion in 2002, income tax expense of € 995 million in 2001 and € 9.3 billion of income tax benefit in 2000. This income tax expense (benefit) resulted from changes in effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects–Effects of German Tax Reform Legislation and Accounting for Income Taxes.” The table on the next page presents these figures excluding these effects.

(3) Net income as a percentage of adjusted average month-end shareholders’ equity. We calculate this adjusted measure of our return on average total shareholders’ equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “average active equity.” This is not a measure of performance provided for in U.S. GAAP, however, and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of these ratios. The items for which we adjust our ratio result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. For further information on our industrial holdings, see “Item 4: Information on the Company–Our Group Divisions–Corporate Investments Group Division.” We realize gains or losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax rate changes we describe above. Accordingly, the adjustments we make to our average total shareholders’ equity to derive our average active shareholders’ equity are to exclude unrealized gains or losses on securities available for sale, net of tax, and to exclude the deferred taxes we accumulate in other comprehensive income as a result of the income tax rate changes we describe above, which we reverse as tax expense when we sell these securities. In addition we adjust our average total shareholders’ equity for the effect of our paying a dividend once a year following approval at the general shareholders’ meeting.

     The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active shareholders’ equity:

	2002	2001	2000

(€ in millions)

Average total shareholders’ equity	€ 36,789	€ 42,094	€ 34,506
Average unrealized gains on securities available for sale, net of tax	(717)	(4,232)	(7,694)
Average deferred taxes accumulated due to changes in effective tax rates and the reversing effect	(4,125)	(6,390)	(1,217)
Average dividends	(701)	(694)	(608)

Average active equity	€ 31,246	€ 30,778	€ 24,987

5

(4) Net income as a percentage of average total assets.

(5) Average shareholders’ equity as a percentage of average total assets for each year.

(6) Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues.

(7) Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues (excluding amortization of negative goodwill in 2001).

(8) Number of full time equivalent employees as of the end of each period.

(9) Market price per share at year end divided by diluted earnings per share.

     The following table shows our income before cumulative effect of accounting changes, our net income and our basic net income per share, in each case excluding the effects of the tax rate changes and the cumulative effect of accounting changes:

	2002	Per Share (basic)	2001	Per Share (basic)	2000	Per Share (basic)

	(€ in millions, except per share amounts)

Income before cumulative effect of accounting changes, net of tax	€ 360	€ 0.58	€ 374	€ 0.60	€ 13,513	€ 22.00
Cumulative effect of accounting changes, net of tax	37	0.06	(207)	(0.33)	—	—

Net income	€ 397	€ 0.64	€ 167	€ 0.27	€ 13,513	€ 22.00
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,817	4.58	995	1.61	(9,287)	(15.12)

Net income without the effect of tax rate changes	€ 3,214	€ 5.22	€ 1,162	€ 1.88	€ 4,226	€ 6.88

Net income before accounting changes and the effect of tax rate changes	€ 3,177	€ 5.16	€ 1,369	€ 2.21	€ 4,226	€ 6.88

Dividends

     The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. We declare our dividends at our annual general meeting following each year. Our dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between the euro and that currency at the time the euros are converted into that currency.

     The table does not reflect German withholding tax that will apply to payments made to non-German residents. These are the German withholding tax rates that apply to our dividend payments made to German taxpayers or to non-German residents:

  dividends that we paid before 2002 were subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge); and

  dividends that we paid in 2002 and will pay in 2003 will, as a result of changes in German tax law, be subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge).

     Residents of countries that have entered into an income tax convention with Germany may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld. For dividends paid before 2002, residents of the United States who are fully eligible for benefits under the income tax convention entered into between the United States and Germany were entitled to receive a refund from the German tax authorities equal to 16.375% of those dividends. For dividends paid in 2002 and will pay in 2003, those U.S. residents will be entitled to receive a refund equal to 6.1% of those dividends.

     For dividends we paid before 2002, U.S. residents who receive a refund from the German tax authorities will be treated for U.S. federal income tax purposes as though they had received an additional dividend of 5.88% of the dividend we actually paid. For example, for a declared dividend of 100, U.S. residents will be treated for U.S. federal income tax purposes as though they received a dividend of 105.88. For dividends paid in 2002 and will pay in 2003, U.S. residents will not be treated as though they received the additional dividend.

     For U.S. federal income tax purposes, the dividends we pay will not be eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

     See “Item 10: Additional Information–Taxation” for more information on the tax treatment of our dividends beginning in 2002.

Year ended December 31,	Dividends per share(1)				Payout ratio(2)

2002	$ 1.36	(3)	€ 1.30	(3)	203%	(4)
2001	1.16		1.30		481%	(4)
2000	1.22		1.30		6%	(4)
1999	1.16		1.15		42%	(4)
1998	1.31		1.12		207%

(1) For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under “–Exchange Rate and Currency Information” on the last business day of that year.

(2) We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic earnings per share for that year.

(3) Proposed dividend.

(4) In reading our payout ratios for 2002, 2001, 2000 and 1999, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes and also of the cumulative effects of accounting changes. We describe the tax rate changes and their effects in “Item 5: Operating and Financial Review and Prospects–Effects of German Tax Reform Legislation and Accounting for Income Taxes.” We describe the accounting changes and their cumulative effects under “Item 5: Operating and Financial Review and Prospects– Operating Results–Cumulative Effect of Accounting Changes.”

Exchange Rate and Currency Information

     Germany is a signatory to the Treaty establishing the European Community, as amended by the Treaty on European Union, or the Maastricht Treaty. Pursuant to the Maastricht Treaty, on January 1, 1999, the euro became legal currency in Germany and the other member states of the European Monetary Union, which we sometimes refer to as the euro zone countries. Germany adopted the euro as its legal currency on January 1, 1999. The Deutsche Mark continued to exist as legal tender in Germany during a transition period lasting until December 31, 2001. Effective January 1, 2002, the euro became the sole legal tender in Germany and the other euro zone countries.

     Since January 1, 1999, the euro has had a fixed conversion rate to the Deutsche Mark, as well as to the national currencies of the other member states participating in the European Monetary Union. The European Council fixed the conversion rate for the euro at DM 1.95583 per euro.

     We began publishing our consolidated financial results in euros in 1999. We previously presented our consolidated financial results in Deutsche Marks. We have restated the Deutsche Mark amounts in our historical financial information and other data we present in this document in euros at the fixed conversion rate.

     The price of our shares has been quoted in euros on all German stock exchanges since January 4, 1999.

     For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S. $ 1.0485 per euro, the noon buying rate for euros on December 31, 2002. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2002 or any other date.

     The noon buying rate for euros on December 31, 2002 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros or Deutsche Marks in the preparation of our financial statements.

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our shares quoted on the German stock exchanges and, as a result, are likely to affect the market price of our shares on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar value of cash dividends we may pay on our shares in euros. Past fluctuations in foreign exchange rates may not necessarily be predictive of future fluctuations.

     The following table shows the period-end, average, high and low noon buying rates. For 1998, the table shows the average, high, low and year-end noon buying rates for the Deutsche Mark, shown after translation into euros at the fixed rate of DM 1.95583 per euro. For periods in 1999, 2000, 2001, 2002 and 2003, the table shows the average, high, low and period-end noon buying rates for the euro. In each case, the period-end rate is the noon buying rate announced on the last business day of the period.

	Period-End	Average(1)	High	Low

	(in U.S. $ per € )

2003
March (through March 21)	$ 1.0545	$ —	$ 1.1062	$ 1.0545
February	1.0779	—	1.0875	1.0708
January	1.0739	—	1.0861	1.0361
2002
December	1.0485	—	1.0485	0.9927
November	0.9932	—	1.0139	0.9895
October	0.9881	—	0.9881	0.9708
September	0.9879	—	0.9959	0.9685
2002	1.0485	0.9499	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016
1998	1.1733	1.1120	1.2178	1.0548

(1) We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

     On March 21, 2003, the noon buying rate was U.S. $ 1.0545 per euro.

Long-Term Credit Ratings We believe that maintaining our financial strength is a key part of the value we offer to our clients and shareholders. Below are our long-term credit ratings:
At December 31,

	2002	2001	2000

Moody’s Investors Service, New York(1)	Aa3	Aa3	Aa3
Standard & Poor’s, New York(2)	AA-	AA	AA
Fitch Ratings, New York(3)	AA-	AA	AA

(1) Moody’s defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody’s ranks the obligation in the lower end of the Aa category.

(2) Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

(3) Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

     As of the date of this document, there has been no change in any of the above ratings. Our long-term credit ratings are currently on negative outlook by both Moody’s and Fitch Ratings.

     Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our shares.

Capitalization and Indebtedness

     Not required because this document is filed as an annual report.

Reasons for the Offer and Use of Proceeds

     Not required because this document is filed as an annual report.

Risk Factors

     An investment in our shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document, in the light of our mix of businesses when you make investment decisions involving our shares.

Market declines and volatility can materially adversely affect our revenues and profits.

     Changes in our business in recent years have been causing a shift among the primary risks we assume. In particular, we have increased our exposure to the financial markets as we have emphasized growth in our investment banking activities, including trading activities. We have been de-emphasizing growth in our traditional lending business.

     Conditions in the financial markets in Germany, elsewhere in Europe, in the United States and elsewhere around the world materially affect our businesses. An overall market downturn can adversely affect our business and financial performance. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events. We believe that we are more at risk from adverse developments in the financial markets than we were when we derived a larger percentage of our revenues from traditional lending activities. Market declines can cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode. Volatility can sometimes also adversely affect us. As we describe with respect to many of our businesses in “Item 5: Operating and Financial Review and Prospects,” the strength of the financial markets through early 2000 positively affected our financial performance. The weaker financial markets later in 2000 and through 2001 and 2002 have caused transaction volumes to fall and the rate of growth to slow in many of our businesses or, in some cases, for our business to decrease.

We may incur significant losses from our trading and investment activities due to market fluctuations.

     We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company–Our Group Divisions–Corporate and Investment Bank Group Division.” We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.

     In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on market prices. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile– characterized by rapid changes in price direction–the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.

     In addition, our clients increasingly require us to commit capital and to take market risk to facilitate certain capital markets transactions. Doing so can result in losses, as well as income volatility both within individual business units and between reporting periods.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.

     In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets we hold for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

Even where losses are for our clients’ accounts, they may fail to repay us, leading to material losses for us, and our reputation can be harmed.

     While our clients would be responsible for losses we incur in taking positions for their accounts, we may be exposed to additional credit risk as a result of their need to cover the losses. Our business may also suffer if our clients lose money and we lose the confidence of clients in our products and services.

Our investment banking revenues may decline in adverse market or economic conditions.

     Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other revenues are generally linked to the value of the underlying assets and therefore decline as asset values decline. In particular, our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions. We have observed reductions in the number and size of these transactions since the equity markets began to decline from their peak levels in the first half of 2000. We describe these trends in “Item 5: Operating and Financial Review and Prospects–Operating Results–Noninterest Revenues” and “–Results of Operations by Segment-Segmental Results of Operations–Our Group Divisions–Corporate Banking & Securities Corporate Division.”

We may generate lower revenues from brokerage and other commission- and fee-based businesses.

     Market downturns are likely to lead to declines in the volume of transactions that we execute for our customers and, therefore, to declines in our noninterest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management and private banking businesses. We witnessed these trends beginning late in 2000 and continuing through 2001 and 2002, as we describe in “Item 5: Operating and Financial Review and Prospects–Operating Results– Noninterest Revenues” and “–Results of Operations by Segment–Segmental Results of Operations–Group Divisions–Private Clients and Asset Management Group Division.”

     Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

Our nontraditional credit businesses materially add to our traditional banking credit risks.

     Like other banks and providers of financial services, we are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of deposit- taking and lending also expose us to credit risk.

     In particular, many of the businesses we have engaged in through our Corporate Banking & Securities Corporate Division entail credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from:

  holding securities of third parties;

  entering into swap or other derivative contracts under which counterparties have obligations to make payments to us;

  executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

  extending credit through other arrangements.

     Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons. We describe our credit risk and the methods we use to monitor it in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk-Risk Management-Credit Risk.”

If we are unable to fully implement the realignment of our organizational structure and our new management agenda, and manage our costs more effectively, our future earnings and share price may be materially and adversely affected.

     In 2001 and in 2002 we realigned our former business divisions into three Group Divisions and a Corporate Center. We also implemented a new management structure on January 31, 2002. During 2002, we articulated a new management agenda that outlines four key areas: managing performance and current earnings, focus on core businesses, further improvement of capital and balance sheet management, and optimization of our Private Clients and Asset Management (PCAM) Group Division. We have stated that we anticipate realizing benefits from these measures. Our future earnings, as well as the future value of our shares and our ability to compete effectively, may be materially and adversely affected should we fail to achieve the anticipated benefits from these measures or should our costs to achieve these benefits be higher than we expect. A number of factors including the motivation of employees, discussions with employee representatives and changes in the markets in which we are active could prevent the realization of some or all of the cost savings we anticipate receiving through such measures. We describe our initiatives, these actual and anticipated benefits and costs, as well as factors that could affect the success of these initiatives in “Item 4: Information on the Company–Business Overview–Our Business Management Structure” and in “Item 5: Operating and Financial Review and Prospects– Operating Results–Noninterest Expenses.”

The size of our clearing operations exposes us to a heightened risk of material losses should these operations fail to function properly.

     We have very large clearing and settlement businesses. While many other banks and financial institutions operate large clearing businesses, we believe that the sheer scope of ours heightens the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and our profits.

Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses.

     We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. See “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk” for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

We may have difficulty in identifying and executing acquisitions, and both making acquisitions and avoiding them could materially harm our results of operations and our share price.

     The international banking and financial services industries are consolidating rapidly. In recent years there has been substantial consolidation in the United States and Europe, regions in which we generate the majority of our revenues. U.S. financial reform legislation enacted in 1999 significantly expands the activities permissible for financial services firms in the United States. This legislation may accelerate the competitive pressure, already strong on a global level and in our primary markets, towards consolidation in the banking and financial services industry. As the number of major competitors in the global markets has declined due to this consolidation, and as perceptions of the size necessary for success are revised upwards, the competition to identify candidates for business combinations and execute these transactions has intensified.

     We consider business combinations from time to time. Even though we review the companies we plan to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. Were we to announce or complete a significant business combination transaction, our share price could decline significantly if investors viewed the transaction as too costly or unlikely to improve our competitive position. In addition, we might have difficulty integrating any entity with which we combine our operations. Failure to complete announced business combinations or failure to integrate acquired businesses successfully into ours could materially adversely affect our profitability. It could also affect investors’ perception of our business prospects and management, and thus cause our share price to fall. It could also lead to departures of key employees, or lead to increased costs and reduced profitability if we felt compelled to offer them financial incentives to remain.

     If we avoid entering into additional business combination transactions or fail to identify attractive companies to acquire, market participants may, especially in the current climate of consolidation, perceive us negatively. We may also be unable to expand our businesses, especially into new business areas, as quickly or successfully as our competitors if we do so through organic growth alone. These perceptions and limitations could cost us business and harm our reputation, and could cause our share price to fall significantly.

We may have difficulties selling noncore assets at favorable prices, or at all.

     As part of our efforts to focus on our core businesses, we may seek to sell certain noncore assets. Unfavorable business or market conditions may make it difficult for us to sell such assets at favorable prices, or may preclude such a sale altogether.

Intense competition, especially in our home market of Germany, where we have the largest single concentration of our businesses, could materially hurt our revenues and profitability.

     Competition is intense in all of our primary business areas in Germany and the other countries in which we conduct large portions of our business, including other European countries and the United States. We derived approximately 44% of our net revenues in 2002 from Germany, a mature market where competitive pressures have been increasing quickly. If we are unable to respond to the competitive environment in Germany or in our other major markets with attractive product and service offerings that are profitable for us, we may lose market share in important areas of our business or incur losses on some or all of our activities. In addition, downturns in the German economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for us and our competitors.

Unforeseeable events can interrupt our operations and cause substantial losses and additional costs.

     Unforeseeable events like the terrorist attacks in the United States on September 11, 2001 can lead to an abrupt interruption of our operations which can cause substantial losses. Such losses can relate to property, financial assets, trading positions and also to key employees. If our business continuity plans do not address such events or cannot be implemented under the circumstances, such losses may increase. Unforeseeable events can also lead to additional costs (e.g., relocation of employees affected) and increase our costs (e.g., insurance premiums). They may also make insurance coverage for certain risks unavailable and thus increase our risk.

ITEM 4: INFORMATION ON THE COMPANY

History and Development of the Company

     The legal and commercial name of our company is Deutsche Bank Aktiengesellschaft. The original Deutsche Bank was founded in Berlin in 1870 as a joint stock company principally dedicated to financing foreign trade. To support this business, after its founding, Deutsche Bank expanded by opening branches in Bremen, Yokohama, Shanghai, Hamburg and London. This international growth was supported by Deutsche Bank’s establishment of the German Overseas Bank (Deutsche Ueberseeische Bank) in 1886 and by Deutsche Bank’s taking a stake in the newly created German Asian Bank (Deutsch-Asiatische Bank) in 1889. To complement its international activities, Deutsche Bank developed a strong domestic presence in Germany by accepting cash deposits and developing relationships with large corporations. Beginning in the 1880s, Deutsche Bank began underwriting securities of these large corporations, with particular emphasis on the electrical engineering and steel industries. In the 1890s, Deutsche Bank expanded its domestic presence by opening new branches and acquiring smaller regional banks.

     In 1929, following a long period of retrenchment after World War I, Deutsche Bank merged with the second largest bank in Germany, Disconto-Gesellschaft. The merged company operated under the name Deutsche Bank und Disconto-Gesellschaft until 1937, at which time it reverted to the Deutsche Bank name.

     In 1952, Deutsche Bank disincorporated and split into three separate institutions (Norddeutsche Bank Aktiengesellschaft, Rheinisch-Westfälische Bank Aktiengesellschaft, and Süddeutsche Bank Aktiengesellschaft) pursuant to a 1952 law limiting the scope of credit institutions. These three institutions later reunified. Deutsche Bank Aktiengesellschaft, as it is known today, is a stock corporation organized under the laws of Germany.

     The merger of the three institutions and our corporate name were entered into the Commercial Register of the District Court in Frankfurt am Main on May 2, 1957. We are registered under registration number HRB 30 000. Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: James T. Byrne, Jr., Deutsche Bank Americas, c/o Office of the Secretary, 31 West 52nd Street, Mail Stop NYC09-0810, New York, NY 10019.

     In December 2001, we signed agreements with Zurich Financial Services (Zurich) to acquire the greater part of Zurich’s asset management businesses (Scudder, excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, most of which we held through Versicherungsholding der Deutschen Bank AG. We completed these transactions in the second quarter of 2002.

     In the second quarter of 2002, we acquired U.S.-based real estate investment manager RREEF. RREEF is operated as a business unit within DB Real Estate, the real estate investment management group of our Asset Management Corporate Division.

     In the second quarter of 2002, we sold our Banque Worms’ branches located outside of Paris. In the first quarter of 2003 we sold our remaining two Banque Worms’ branches in Paris.

     Following the agreement reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with Deutsche Hypothekenbank Frankfurt-Hamburg AG and Rheinhyp Rheinische Hypothekenbank AG, which were the respective mortgage bank subsidiaries of Dresdner Bank and Commerzbank, to form the new EUROHYPO AG. For certain purposes, other than financial reporting under U.S. GAAP, the merger had retroactive effect from January 1, 2002, even though the merger of the three entities was completed and entered into the commercial register on August 13, 2002. After the merger, our share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002 our share of the combined entity was 34.6%. Furthermore, in January 2003, part of our German commercial real estate financing activities and Dresdner Bank’s U.S. based real estate investment banking team were transferred to the combined entity. The three transfers resulted in an increase in our share of EUROHYPO AG to 37.6%.

     In the third quarter of 2002, we entered into an agreement with Northern Trust Corporation to sell most of our Passive Asset Management business. The closing of the sale was completed in the first quarter of 2003.

     In the fourth quarter of 2002, we signed definitive agreements for the sale of substantial parts of our Global Securities Services business to State Street Corporation. The transaction closed in the first quarter of 2003.

     In the fourth quarter of 2002, we sold our commercial finance business of Deutsche Financial Services to GE Commercial Finance and our consumer finance business of Deutsche Financial Services to E*TRADE Bank.

     In the fourth quarter of 2002, we signed an agreement with IBM Business Services (IBM BS) pursuant to which we will outsource our German Private Clients and Asset Management (PCAM) Information Technology/Infrastructure (IT/I) data centers, continental European server sites and DWS Europe computer centers to IBM BS. The contract is for a ten-year period. Under the agreement, IBM BS will provide us with a wide range of technology services. Pursuant to the agreement, effective February 1, 2003, we transferred our PCAM IT/I business, including the respective human resources and controlling groups as well as related infrastructure functions, to IBM BS. Upon this transfer, approximately 900 staff left the company and joined their new employer IBM BS.

     In February 2003, we signed an agreement with Zurich Financial Services to acquire Rüd, Blass & Cie AG Bankgeschäft, a private Swiss bank. The transaction is subject to regulatory approval.

     In November 2002, we entered into exclusive negotiations with the management team of DB Capital Partners regarding the sale of our late-stage private equity portfolio. The sale was completed in February 2003. We will retain a 20% interest in the portfolio.

     In February 2003, we announced the simultaneous sale of two prime City of London real estate investments. We have entered into agreements with The British Land Company PLC for the sale of the long leasehold (999 years) of 1 Appold Street and with KanAm grundinvest Fonds for our 55% interest in Winchester House. We will remain in occupancy of these properties for a minimum of 15 years.

     For further information on these recent transactions, see “Our Group Divisions”.

     Except as described above, we have made no material capital expenditures or divestitures since January 1, 2000.

     Since January 1, 2002, there have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers in respect of other companies’ shares.

Business Overview

     In the overview of our business that follows, we provide you with the following information:

  an introduction to us and our activities;

  a description of our business and management structure;

  a discussion of our business strategy; and

  a detailed look at our group divisions.

Introduction

     We are one of the largest groups of financial and banking institutions in Germany, Europe and the world, as measured by total assets of € 758 billion on December 31, 2002. We offer a wide variety of investment, financial and related products and services to consumer and corporate clients worldwide through our Corporate and Investment Bank Group Division, Private Clients and Asset Management Group Division and our Corporate Investments Group Division.

     We had 77,442 employees worldwide on December 31, 2002 on a full-time equivalent basis. As of December 31, 2002, we operated in 76 countries out of 1,711 facilities around the world, of which 55% were in Germany.

     At December 31, 2002, our group divisions were as follows:

  The Corporate and Investment Bank Group Division (CIB), comprised of the two corporate divisions:

    Corporate Banking & Securities

    Global Transaction Banking

  The Private Clients and Asset Management Group Division (PCAM), comprised of the three corporate divisions:

    Asset Management

    Private Banking

    Personal Banking

  The Corporate Investments Group Division (CI)

     In addition to the three group divisions, we had a Corporate Center to house those functions that support the cross-divisional management in our organization. Also, we had a service function called DB Services that provided corporate services, information technology, consulting and transaction services to our entire organization. As of January 1, 2003, we moved our service functions formerly called DB Services into the group divisions and the Corporate Center. The goal of this realignment is to incorporate the business-related activities directly to the relevant business areas.

     We describe the activities of our group divisions, DB Services and the Corporate Center below under “–Our Business and Management Structure.”

     The following table shows our net revenues by geographical region, based on our management reporting systems. We allocate revenues to these regions based on the branch or subsidiary within our consolidated Group that carries the related transactions on its books. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

	Year ended December 31,

	2002	2001	2000

	(€ in millions)

Net revenues:(1)
Germany	€ 11,330	€ 13,572	€ 16,050
Europe (outside Germany)(2)	6,655	7,508	8,889
North America(3)	6,041	6,549	7,382
Asia-Pacific	2,162	1,998	1,978
South America	189	294	173

Total net revenues	€ 26,377	€ 29,921	€ 34,472

(1) For management reporting purposes, net revenues comprise net interest revenues and other noninterest revenues before provision for loan losses.

(2) The United Kingdom accounted for over one-half of these revenues in 2002, 2001 and 2000.

(3) Primarily from the United States.

     We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:

  subsidiaries and branches in many countries;

  representative offices in many other countries; and

  one or more representatives assigned to serve customers in almost every other country.

Our Mission and Values

     Deutsche Bank aspires to be a leading global provider of integrated financial solutions for demanding clients and the pre-eminent bank in Germany generating exceptional value for its shareholders and people.

     In pursuing this mission, we seek to operate according to our core values, which are:

  Customer Focus. We place customers at the center of our activities, and they drive all that we do.

  Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

  Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

  Performance. We are committed to a results-oriented culture.

  Trust. We behave reliably, fairly and honestly.

Our Business and Management Structure

     Our organization comprises three group divisions, a separate service function called DB Services, plus the Corporate Center.

     Our organizational structure combines our businesses into two client-focused group divisions. These are:

  Corporate and Investment Bank (CIB)

  Private Clients and Asset Management (PCAM)

     CIB has its headquarters in London, England and Frankfurt, Germany. PCAM is headquartered in Frankfurt, Germany.

     CIB combines our corporate banking and securities activities (including sales, trading and corporate finance services) with our transaction banking activities, while PCAM combines our asset management, private banking and personal banking activities. Each of these two client-focused group divisions has its own infrastructure group, which includes among other things information technology services operations.

     CIB serves primarily our corporate and institutional clients, ranging from small- and medium-sized enterprises to multinational corporations. PCAM primarily serves retail as well as affluent clients and provides asset management services to retail and institutional clients.

     In addition to the two client-focused group divisions mentioned above, our principal investment activities are included in one group division called Corporate Investments (CI). Until December 31, 2002 we combined our cross-divisional support functions into one service function called DB Services. We continue to have a Corporate Center, which provides overall strategic planning, liquidity and capital management, risk management and control.

     We operate the three group divisions under the roof of a “virtual holding company.” We use this term to mean that, while we do not have a separate legal entity holding these three group divisions, we manage them independently, subject to the overall responsibility of our Board of Managing Directors, which is supported by the Corporate Center.

     On January 31, 2002, we announced a new management structure. Under this new structure, we reduced the number of members on our Board of Managing Directors from eight to five and further to four in May 2002. The Board of Managing Directors focuses on strategic management, resource allocation, risk management and control. We believe this takes our management organization forward in terms of its virtual holding structure. Additionally the Board of Managing Directors has installed a Group Executive Committee and is strengthening both the divisional committees that assist in the management of our business, as well as the functional committees that assist in our cross-divisional management.

     The Group Executive Committee is comprised of all current members of the Board of Managing Directors, along with Global Business Heads from within our Group Divisions. Through the Group Executive Committee, the Global Business Heads are now integrated more closely into the management of the Group. At the same time, however, we have preserved a clear delineation between responsibility for strategic management on the one hand, and operational management on the other hand.

     We also have an operational committee for each of our group divisions. The CIB Operating Committee performs coordination and management functions for the Corporate and Investment Bank Group Division, and the PCAM Operating Committee performs the same function for the Private Clients and Asset Management Group Division. The CI Operating Committee has taken over operational portfolio management in the Corporate Investments Group Division.

Our Strategy

     During 2002, we articulated a new management agenda that outlines four key areas: managing performance and current earnings, focus on core businesses, further improvement of capital and balance sheet management, and optimization of our Private Clients and Asset Management (PCAM) Group Division. Significant business decisions and changes undertaken during the year have brought us into closer alignment with these strategic priorities.

Performance Management and Current Earnings Focus

     In light of the difficult market environment experienced by our competitors and us during 2002, improving our performance and current earnings in the near term has been largely focused on achieving efficiency gains. To this end, we announced a cost saving target of € 2.0 billion to be achieved by the end of 2003 versus the 2001 pro forma operating cost base of € 22.8 billion (including the € 0.8 billion net effect of the Scudder, RREEF and Versicherungsholding der Deutschen Bank AG transactions). To date, we have made substantial progress towards meeting this goal. All of the measures initiated in the cost reduction program are aimed at improving efficiency and streamlining our infrastructure so that we maintain the strength of our franchise and grow in a focused way.

     To achieve our announced cost-saving target of € 2.0 billion, we have initiated specific measures, including a target headcount reduction of 14,470 full-time equivalent employees (FTEs), of which reductions of 11,315 FTEs or 78% have been realized by year-end 2002. In this context, “realized” comprises all FTEs who were off-payroll or off-premises with a contract signed and future leave date known. The cost savings have been achieved primarily through focus on the following areas:

  CIB re-engineering: realignment of resources focused on client service, rationalization of product offering, and improvement of operational infrastructure.

  PCAM re-engineering: business realignment and reorganization through the integration of Scudder, consolidation of platforms to serve certain customer segments, and rationalization of our branch network.

  Other measures concentrate on our Corporate Center and certain back-office functions: streamlining (and in some cases outsourcing) the shared services and back-office functions commonly used across our business units, implementation of a new real estate strategy, and rationalization of infrastructure expenditures.

     Although we cannot be certain that we will achieve all of the cost savings we have planned, we believe we are on track to exceed the announced cost-saving target, and our 2002 operating cost base was € 3.8 billion below the 2001 pro forma level. For more information on the operating cost base, see “Item 5: Operating and Financial Review and Prospects: Results of Operations by Segment–Revisions to Our Reporting Format” and pages S-10 and S-11 in the supplemental financial information. In addition to realizing efficiency gains, the reduction of our operating cost base also reflects progress made in reducing discretionary spending as well as the effects from portfolio measures.

Focus on Core Businesses

     We have defined several core businesses for our future business strategy. Within our CIB Group Division, these are Global Markets, Global Equities, Global Corporate Finance and Global Transaction Banking. In February 2003, we decided to separate part of our corporate and institutional client coverage from our Global Corporate Finance (GCF) Business Division. This will constitute a new business division called Global Banking Division (GBD). Effective January 1, 2003, the PCAM Group Division consists of the Private & Business Clients Corporate Division and a second corporate division comprised of the former Asset Management Corporate Division, the private banking activities not covered by the Private & Business Clients Corporate Division, and the Private Client Services business, which was transferred from the Corporate Banking & Securities Corporate Division of the CIB Group Division. The Corporate Investments Group Division complements our core business portfolio.

     Our intention is to focus allocation of our resources and management attention on growing market share and gaining competitive advantage in our core businesses. This means minimizing or eliminating resource expenditure on noncore businesses. In this regard, we made several strategic decisions to exit noncore businesses during 2002. Major noncore businesses within CIB that have been exited include our Global Securities Services business (sale of substantial parts of our custody and transaction processing services), the sale of which was completed on January 31, 2003. In addition, we completed the sale of Deutsche Financial Services (DFS) by closing transactions on October 31, 2002 (commercial financing business) and December 23, 2002 (consumer financing business), respectively. At the same time, within PCAM, focus on our Personal Banking Corporate Division was increased with the sale of the greater part of our insurance business in the second quarter 2002. Within our Asset Management Corporate Division, the sale of our Passive Asset Management business, completed on January 31, 2003, now enables us to concentrate on the actively managed retail and institutional business.

     In the fourth quarter of 2002, we signed an agreement with IBM BS pursuant to which we will outsource our German PCAM IT/I data centers, continental European server sites and DWS Europe computer centers to IBM BS.

     We have executed all of the envisaged portfolio measures by early February 2003. On an aggregate basis, the businesses we have exited had efficiency and profitability ratios that did not meet our internal thresholds. Consequently, the exit from these areas is anticipated to have a positive impact on profitability, and to increase financial and management resources available to invest in our core businesses.

     Further actions taken include the reduction of our majority stake in IT services provider Sinius to below 20% in early January 2003. Sinius, a formerly owned business spun off in 2000, is specialized in offering bank-specific IT expertise also to customers outside our Group.

Further Improvement of Capital and Balance Sheet Management

     Together with our performance management initiative, better management of our capital resources is designed to improve our profitability ratios (e.g., our return on equity or earnings per share) while maintaining a strong capitalization. In this regard, we have three main priorities: first, streamlining the balance sheet through a well-directed reduction of risk- weighted assets, second, addressing asset quality through provisioning for problem assets, and third, returning excess capital to our shareholders through a share repurchase program.
  We have been focused on releasing those risk-weighted assets on which we believe our returns are sub-optimal. Compared to year-end 2001 levels, we have reduced risk-weighted assets by 22% at year-end 2002. This was primarily achieved through the reduction of our loan book and the de-consolidation of EUROHYPO and DFS. Furthermore, the appreciation of the euro, particularly against the U.S. dollar, also contributed to this reduction. Likewise, a considerable portion of our regulatory core capital is denominated in U.S. dollars and, hence, we expect only a limited impact on our capitalization from any appreciation of the U.S. dollar against the euro in the future. We have also addressed asset quality by provisioning for problem assets. We will continue to pursue the reduction of low- return assets through a further decrease in lending volumes and adjust the way we price loans.

  The significant reduction in risk-weighted assets has further strengthened our capital ratios resulting in a BIS Tier 1 ratio of 9.6% at December 31, 2002. We believe that it is prudent to aim at a Tier 1 target range of 8 to 9%, which might even be exceeded during difficult market conditions.

  As of December 31, 2002, our share buy-back program had resulted in the repurchase of 38.1 million shares, of which 4.3 million shares were bought through forward contracts settling in the first half of 2003. This represents 61% of the total amount authorized by shareholders at the Annual General Shareholders’ Meeting in May 2002. The program has been supported by the sale of industrial holdings, reductions in risk-weighted assets and low share prices. However, our overriding objective is to maintain a strong regulatory and economic capitalization.

Optimization of Our PCAM Group Division

     We have articulated the goal of growing our PCAM Group Division, particularly in Private & Business Clients, Asset Management and Private Wealth Management. We believe that this is a key component of managing performance (both improving profitability and diversifying our earnings base) as well as a critical step in positioning ourselves strategically for the future.

     Through the acquisition of Scudder, completed in the second quarter of 2002, we have attained “bulge bracket” status in the asset management arena as measured by invested assets. The Scudder integration affords us the opportunity to gain a significant foothold in the U.S. retail asset management marketplace, and enhances our global investment management platform, increasing future growth opportunities. Via the acquisition of RREEF, one of the world’s leading real estate asset management specialists (source: Pensions & Investments, the International Newspaper of Money Management), we further diversified our offering in an important asset class. In May 2002, we acquired Zürich Investmentgesellschaft mbH (Zürich Invest) through Deutsche Asset Management Europe GmbH (DeAME), the parent company of our DWS Group, adding € 3.7 billion of retail invested assets and € 2.6 billion of institutional invested assets in Germany. At the same time, DeAm Italy SpA also acquired three Italian asset managers from Zürich Financial Services, Zurich Investments SGR, Zurich Investments GEST and Zurich Investments SIM, with a total of € 2.6 billion of invested assets (retail and institutional). In July 2002, we further strengthened our German asset management business through the acquisition of FrankenInvest by our subsidiary DWS, increasing our share of the German retail fund market by adding approximately € 1.8 billion of invested assets.

     We re-segmented our Private Banking and Personal Banking Corporate Divisions into a new business division and a new corporate division. Going forward, our Private Wealth Management Business Division will focus on serving ultra high net worth individuals globally, while our Private & Business Clients Corporate Division will serve private individuals, affluent clients, and small business clients. This enhances our strategic focus and ability to target products and services to client needs. Our strategic focus in this area was further sharpened by disposal of the greater part of our insurance origination business and by rationalizing our branch network throughout Germany and the rest of our European markets.

     The Scudder acquisition also enhanced our Private Wealth Management franchise in the U.S. , and strengthened the platform from which we can deliver investment management services to high net worth individuals. Following our stated strategy of growing this business both organically and through selective acquisitions, in early February 2003 we announced the signing of a definitive agreement regarding the acquisition of Rüd, Blass & Cie AG Bankgeschäft, a Swiss private bank providing banking solutions to high net worth individuals.

     While we continue to pursue on our management agenda through 2003 and beyond, we are also focusing on generating growth and increasing revenues. We anticipate generating growth organically through product innovation and further penetrating client target groups. We may also grow our businesses through selective and disciplined acquisitions.

Our Group Divisions

     Group division is a term we use to describe the three highest-level divisions of our firm, which are the Corporate and Investment Bank Group Division (CIB), the Private Clients and Asset Management Group Division (PCAM) and the Corporate Investments Group Division (CI). Each of CIB and PCAM are divided into several corporate divisions, each of which may have several business divisions. The CI Group Division has several business divisions and does not use the intermediate corporate division designation.

     In the following discussion, we describe our three group divisions, DB Services and the Corporate Center as they existed on December 31, 2002.

     Information for prior periods for all group divisions is presented on the same basis as that for 2002.

     We have generally arranged the following discussion of our three group divisions as follows:

  We first provide a general description of the group division and introduce its corporate divisions.

  We then discuss each corporate division within the group division in more detail, dividing each description into the following four sections:
    Corporate Division Overview

    Products and Services

    Distribution Channels and Marketing

    Competition

     In the following description of the group divisions, all of the data we present are based on our management reporting systems. Our management reporting systems are not necessarily based on U.S. GAAP, but instead on our internal reporting systems and performance measurement methodologies for managing our divisions, assessing their results internally and allocating our internal resources. In addition, our management reporting figures are not audited under auditing standards generally accepted in the United States. For further information on our management reporting systems and for a discussion of the major differences between our management reporting figures and our consolidated financial statements under U.S. GAAP, see “Item 5: Operating and Financial Review and Prospects– Results of Operations by Segment.”

Corporate and Investment Bank Group Division

     The Corporate and Investment Bank Group Division primarily serves global corporations, financial institutions and sovereign and multinational organizations. It also serves small and medium-sized corporate customers throughout Europe and public sector entities in Europe. This group division generated 54% of our net revenues in 2002, 58% in 2001 and 52% in 2000 (on the basis of our management reporting systems).

     The Corporate and Investment Bank Group Division had 34,679, 38,479 and 38,134 full- time equivalent employees worldwide as of December 31, 2002, 2001 and 2000, respectively.

     At December 31, 2002, this group division included two corporate divisions, each of which has the following business divisions:

  Corporate Banking & Securities Corporate Division

    Global Markets

    Global Equities

    Global Corporate Finance

    Global Relationship Management Germany

  Global Transaction Banking Corporate Division

    Global Securities Services

    Global Cash Management

    Global Trade Finance

     Our operations housed in the Corporate and Investment Bank Group Division are predominately in the world’s primary financial centers, including New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. In 2002, nearly 84% of the revenues of the group division were in the United States and Europe, with most of the European business located in Germany and the United Kingdom. The Asia-Pacific region accounted for most of the remainder, with activities spread out among the more developed countries.

     Through the activities we operate in this group division, we seek to reach and sustain a leading global position in corporate/institutional banking services, measured by financial performance, market share and customer franchise. In addition, we aim to make optimal usage of, and return on, our economic capital, to achieve profitability and continued growth in the Corporate and Investment Bank Group Division. We also continue to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division.

     The focus of our activities in this group division is primarily on customers. To meet the varied financial needs and goals of our customers, we always seek to provide the widest variety of alternatives to each customer. To do this, our teams of specialists in each business division of the group division give clients access not only to the products and services of their own corporate division, but also to those of the other corporate divisions in the group division. In addition, within each corporate division, we seek to offer the widest assortment of products and services. While these products and services are numerous, we describe our main products in the description of each corporate division below.

     Within the business divisions Global Markets and Global Equities, in addition to providing products and services to customers, we also conduct an element of proprietary trading, or trading on our own account. Most of our trading activity is ancillary to customer transactions. For example, in order to facilitate customer flow business, traders ordinarily maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities, minimizing our exposure by hedging transactions where appropriate. Under such circumstances, we cannot avoid putting the bank’s capital at risk, but we do not view this as proprietary trading. However, there are situations where we choose to put the bank’s capital at risk; this is what we term proprietary trading. We differentiate these activities from those of our customer flow business by way of our organizational structure.

     Our designated proprietary trading activity includes activities such as foreign exchange, fixed income, index arbitrage, convertible arbitrage, credit arbitrage, equity arbitrage and risk arbitrage. In index arbitrage, we identify differences between the prices of exchange-traded derivatives (such as futures contracts on an equity index) and the underlying prices on the stock exchange of the individual stocks in the index. In convertible arbitrage, we identify volatility-related pricing differences between the market for convertible debt instruments and the cash and derivatives markets. In credit and equity arbitrage, we use statistics-driven trading strategies based on short-term market movements and indicators to manage our trading book so that the market value of our long positions remains roughly equal to the market value of short positions. Risk arbitrage, which is generally related to mergers and acquisitions, involves, for example, transactions such as buying a target company’s shares at the same time as selling the bidding company’s shares.

     In 2002, 2001 and 2000, we generated net revenues of € 422 million, € 572 million and € 685 million, respectively, from our designated proprietary trading businesses.

     All our trading activities, including proprietary trading, are included within our risk management procedures, such as our value-at-risk limits that we describe in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management–Market Risk–Value-at-Risk (VaR) Analysis.”

     For management purposes, Private Client Services was included with Global Equities. We have reviewed this current position of the Private Client Services business within our organizational structure. Upon review of the client base we decided to include this business within PCAM effective January 2003.

     Within our Global Corporate Finance Business Division, we offer clients not only corporate finance and equity origination products, but also a variety of credit products and financial services such as loans and deposit services. In addition, we also provide a variety of financial services to the public sector.

     Global Relationship Management Germany (GRMG) is our business division which includes all relationship management functions related to multi-national and medium-sized companies, domiciled in Germany. GRMG also provides varied financial services to public sector customers. These customers include German federal states (Länder) and regional and local authorities in addition to public enterprises and institutions. GRMG has the product responsibility for lending products such as loans and structured finance as well as time deposits. Special financing solutions are provided by our subsidiaries Deutsche Immobilien Leasing GmbH and Schiffshypothekenbank zu Lübeck AG.

     In February 2003, we decided to separate part of our corporate and institutional client coverage from our Global Corporate Finance (GCF) Business Division. This will constitute a new business division called Global Banking Division (GBD).

     In February 2003, we started to create a new business division called “Loan Exposure Management Group (LEMG)”. This unit will assist the management of new loan exposure, excluding those of small and medium-sized German companies, through the implementation of a hedging regime.

     Within our Global Transaction Banking Corporate Division, as we describe later, we are primarily engaged in the gathering, moving, safeguarding and controlling of assets for our clients throughout the world.

     Our Corporate and Investment Bank Group Division operates research departments which examine companies, industry sectors, geographic markets and economic trends and analyze the effects of these trends on market transactions.

Corporate Banking & Securities Corporate Division

Corporate Division Overview

     Corporate Banking & Securities incorporates our sales, trading and corporate finance activities. Sales and trading comprises our global sales and trading businesses in the fixed income, foreign exchange, commodities, credit, derivatives and equities markets. Corporate finance combines our German and international corporate finance, mergers and acquisitions, equity capital markets, corporate banking and real estate activities for large, medium-sized and institutional clients.

	As of and for the year ended December 31,

	2002	2001	2000

	(€ in millions, except employee data)
Net revenues:
Debt and other products	€ 5,423	€ 5,814	€ 4,449
Equities	2,791	4,111	5,152

Sales & Trading	8,214	9,925	9,601

Loan products	2,393	2,975	3,623

Debt	388	441	286
Equities	354	492	937

Origination	742	933	1,223

Advisory	516	568	879
Other	(250)	20	(221)

Total net revenues(1)	€ 11,615	€ 14,421	€ 15,105

Risk-weighted positions	€ 142,483	€ 168,705	€ 168,035
Employees worldwide (at period end)(2)	11,868	14,047	14,702

(1) These net revenues reflect internal interest charges on unamortized goodwill of € 218 million in 2002, € 234 million in 2001 and € 272 million in 2000.

(2) Full-time equivalent employees.

Products and Services

     The following is a description of the products and services we offer in our Corporate Banking & Securities Corporate Division.

     Sales and Trading (Debt and Other Products). Our sales and trading (debt and other products) revenues category includes the following primary products and services:

  Interest Rate and Credit Derivatives. These include interest rate-related swaps, options and forwards, as well as credit-related derivatives. Credit-related derivatives are products offering customers the ability to hedge and/or change their credit exposure to assets or liabilities of a third party.

When we enter into derivative transactions, we generally also acquire positions in other securities or derivatives to manage the risk.

  Foreign Exchange. This includes market-making and trading transactions in the spot, forward and options markets. We execute these transactions in currencies of the world’s major industrialized countries, as well as in many other currencies. Such transactions include spot, forward and option positions taken on as hedges to help manage our risk exposure.

  Fixed Income. This includes government agency trading and secondary trading. We execute transactions for customers and also for our own account. We make markets in German and other sovereign countries’ government and agency securities, whole loans and mortgage-related and other asset-backed securities. In corporate debt we make markets and trade as principal in investment grade and noninvestment grade markets, executing hedge transactions through the interest rate and credit derivatives markets. This area works closely with the teams responsible for the origination (debt) activities detailed below.

  Emerging Markets. We enter into various transactions for clients, predominantly centered on fixed income securities and structures. The key geographic markets in which we deal are Russia, Brazil, Chile and Turkey. Past and current events have shown that these markets are volatile and that liquidity can become a significant constraint. For further information on this topic, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management.”

  Money Market and Repurchase Agreements. This area includes our activities in various short-term monetary activities of the world’s key financial markets. This includes both the inter-corporate and the inter-bank markets. The products in this area include loans and deposits, repurchase and reverse repurchase agreements, commercial paper (primary and secondary) and government bills. Our repurchase and reverse repurchase agreements provide financing to the customers of the Corporate Banking & Securities Corporate Division as well as on behalf of our other corporate divisions.

  Commodities. These include trading activities with clients or for our own account in precious metals, electricity, oil and natural gas energy markets and in weather derivatives.

     In addition to the products described above, we also enter into various forms of structured and securitization trades, most often in response to a particular client’s needs. These often combine many of the above products.

     Sales and Trading (Equity). The primary products and services we offer in the sales and trading (equity) category are the following:

  Cash Equity. In this product area, we engage in the trading and sale of equity securities in all major markets and in a number of emerging markets. This includes equity issues that we structure and underwrite, as well as secondary market trading.

Cash equities is customer driven. Our role is to provide two-way markets, enabling the customer to buy and sell securities from us and to us. We may act in the role of agent for these trades, with a third party assuming the other side of the trade, or in the role of principal, where we assume the other side of the trade and hence take the position onto our own books. As a result, we may hold both long and short positions which we may hedge or close over time.

  Equity Derivatives. This product area includes the trading and sale of convertible bonds (in both primary and secondary markets) and listed futures and options on equity securities. Our activity in this area is customer driven, enabling customers to buy and sell the products. We act in the role of agent or principal to the trades. Equity derivatives also includes program trading (the purchase and/or sale of large portfolios of securities on behalf of clients) as well as the structuring of client- specific derivative products. When we structure client-specific derivative products, our role ranges from advising to execution and hedging on behalf of the client. This may result in us taking positions onto our own books.

A number of proprietary business lines are within the equity derivatives area. In these lines, we use combinations of financial instruments in order to exploit market opportunities we identify. An example of these business lines is index arbitrage, in which we attempt to exploit pricing differences between the cash (equities) market and the derivatives (equity index futures) market.

  Global Equity Prime Services. In this product area, we enter into structured equity financing, stock borrowing and lending, and prime brokerage services. Structured equity financing makes use of derivative structures, such as equity swaps (in which the parties agree to exchange the return on one or more equity securities for a predetermined fixed or variable interest rate), to facilitate customer flow business, provide liquidity and manage balance sheets. We undertake stock borrowing and lending to provide financing of clients’ and our own positions. Through prime brokerage services, we provide funds through financing, stock lending, clearance and reporting services to customers.

     Research. Our research department in this corporate division provides comment and analysis on the bond, equity, foreign exchange and derivatives markets, as well as on the global macroeconomic environment for our corporate and institutional clients. As of December 31, 2002, this research department employed 549 analysts.

     Loan Products. Our main products and services within this revenue category are operational and strategic lending and global asset finance and leasing. We participate in the syndicated loan market, either as lead or as part of a third party’s syndicate. As a result of leading a syndication, we typically sell down most of our position to our clients and retain a portion of the loan as part of our loan portfolio. As a result of participating in a third party’s syndicate, we typically acquire a small portion of the loan to hold as part of our loan portfolio.

  Operational and Strategic Lending. Operational lending relates to the working capital needs, both loans and deposits, of the operating subsidiaries of our client companies. Strategic lending involves the companies’ borrowing requirements arising from mergers, acquisitions or corporate restructuring. We offer short, medium and long-term loan products. We fulfill our clients’ short-term needs (generally up to one year) either with working capital credit lines or by cash advances on a roll-over financing basis. Roll-over financing is a method by which we provide medium to long-term credit with an interest rate linked to an external rate. Our short-term lending activities also include loan substitution through bills of exchange.

  Amortization, Annuity and Term Loans. For clients’ medium and long-term financing needs, we offer amortization and annuity loans as well as term loans. Amortization and annuity loans provide for the payment of a debt through a predetermined number of periodic payments of equal amount, each consisting of a portion of the remaining principal plus interest on the balance. Term loans are loans where the debtor does not repay the principal until the loan is due. We arrange syndicated loans and enter into syndications on an assignment or participation basis. We offer our floating rate products with optional interest cap and forward rate agreements. We also offer standard fixed rate products.

  Deposit Products. Our deposit products include sight products, which can be withdrawn anytime without notice restrictions, and term deposits, which have restrictions on withdrawal, such as notice periods.

  Global Asset Finance and Leasing. In this area, we arrange leveraged leases in Germany, the United Kingdom, the United States and Japan by offering cross- border and domestic leasing products, predominantly within the transport sector. We provide or arrange financing for clients who require leasing structures to finance their capital expenditures.

     Origination (Debt). In this revenue category, we provide issuers with customized solutions for their financing needs by utilizing public and private debt issuances. Debt issuances can also be integrated with derivative transactions. We also originate commercial mortgage loans on a global basis for inclusion in securitization transactions as a service to our clients.

     Origination (Equity). In this revenue category, our equity specialists help clients to raise financing for expansion, acquisitions and restructuring. Customers raise financing through the primary and secondary equity capital markets, with access to a complete range of equity products and equity-linked debt. We provide both advisory and structuring services, as well as distribution, through our sales force.

     Advisory. This revenue category includes primarily advice on strategic matters, including mergers and acquisitions, divestitures, spin-offs, restructuring, capital structuring and leveraged buyouts.

     Other. This revenue category includes activities not included in the above categories, including our internal interest charges on unamortized goodwill and realized gains/losses on certain business disposals.

The following charts show the relative contributions of the above product and service categories to the net revenues of the Corporate Banking & Securities Corporate Division in 2002, 2001 and 2000:

28

Distribution Channels and Marketing

     The focus of our client relationships in the Corporate Banking & Securities Corporate Division is on our relationship managers and sales teams. We have structured our client coverage model so as to provide varying levels of standardized or dedicated service to our customers depending on their size and level of complexity. Sales forces offer standardized products to the smaller or less sophisticated clients. Dedicated corporate bankers manage the client relationships of the medium- to large-sized corporate and financial institution clients. Global corporates and multi-national organizations are served by a dual model of corporate bankers and a dedicated client service team. The largest clients receive the dedicated support of a client service team, led by a senior investment banker. In addition, we are increasingly involved in a number of initiatives to provide electronic marketing and distribution capability.

Competition

     Our main competitors for this corporate division on a global basis are Goldman Sachs, Morgan Stanley, Merrill Lynch, Lehman Brothers, Credit Suisse First Boston, UBS, JPMorgan Chase and Citigroup. In addition, within Germany, our competitors include other German private universal banks, regional banks, savings banks, public state banks (Landesbanken) and cooperative banks.

Global Transaction Banking Corporate Division

Corporate Division Overview

     Global Transaction Banking is primarily engaged in the gathering, moving, safeguarding and controlling of assets for its clients throughout the world. Global Transaction Banking provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies. These services are custody, global funds services, securities lending, corporate trust and agency services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance. Global Transaction Banking also provides trustee services, retirement funds administration and portfolio measurement.

     Global Transaction Banking generates primarily transaction services revenue. Net revenue totaled € 2,704 million, € 3,053 million and € 2,971 million for the years ended December 31, 2002, 2001, and 2000, respectively.

     Global Transaction Banking had 5,884, 6,256 and 6,071 full-time equivalent employees worldwide as of December 31, 2002, 2001 and 2000, respectively.

     In 2002 we signed definitive agreements for the sale of substantial parts of our Global Securities Services business to State Street Corporation. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services), Agency Securities Lending, Global Performance Measurement and Benefit Payments businesses. In addition, Domestic Custody and Securities Clearing in the U.S. and the United Kingdom were included. Assets under custody for these businesses were approximately € 2.2 trillion at December 31, 2002. Under the terms of the transaction, which closed on January 31, 2003, Deutsche Bank will receive cash payments over a one-year period, elements of which are variable depending on certain performance criteria relating to the business units being sold. The related assets and liabilities, which are not material to the Group’s total assets and liabilities, were deemed to be held for sale at December 31, 2002. Approximately 3,200 full time equivalent employees, encompassing both front office and support staff within the Global Technology and Operations group directly supporting the business, will be transferred to State Street Corporation.

Products and Services

     In this corporate division, our revenues derive from transaction services. The information below should be read in conjunction with the foregoing reference to the sale of certain parts of the business of Global Transaction Banking. Our transaction services products and services are primarily the following:

  Custody Services. In this product area, our core custodial services include settlements, safekeeping, clearing services, master custody, foreign exchange services and cash, network management and tri-party and collateral management. We also provide performance measurement services, which assist fund managers and trustees in analyzing and measuring the performance of individual investment portfolios. The primary customers for these products are mutual funds, retirement funds and investment managers.

  Global Funds Services. In this product area, we administer unitized funds (which are investment portfolios that are broken into units for ownership by multiple investors) for our own account and for third party fund promoters. We also provide master trust accounting services to clients. We provide fund accounting, valuation and unit pricing services to pension funds, unitized and other investment funds. We also offer investment institutions an outsourced back office service. We provide fund administration services for investment organizations as well. These general administration services include legal support, board secretarial services (an additional service that we provide to companies/trustees that manage funds, where we provide administration and legal services, such as recording board minutes, writing legal documents and organizing meetings) and the valuation of securities.

  Securities Lending. We operate an agency securities lending program in which we lend to a series of borrowers assets we hold in our custody or with other third party custodians. We lend securities against collateral, which is typically made up of cash or, to a lesser extent, government securities, equities or letters of credit. As the agent for these transactions, we assume all trading, settlement and processing related duties and costs. In connection with our securities lending service, we also provide a reserve management service through our money market investment management group that specializes in designing and implementing short-term, highly liquid, conservative investment strategies for clients.

  Corporate Trust and Agency Services. In this product area, we provide trust and payment services for bonds, commercial paper and medium-term note programs. We provide services for asset-backed and mortgage-backed securities, commercial paper conduits and collateral debt obligations. We service American depositary receipts, global shares and German registered shares. We also administer escrows, syndicated loans and project financings. Additionally, we coordinate debt exchanges and debt restructurings. We also perform custodial services related to the controlling of collateral documents and cash movements as it pertains to the buying and selling of mortgage loans before being securitized.

  U.S. Dollar and Euro Clearing Services. We facilitate payments via many of the major clearing systems, including CHIPS (Clearing House Interbank Payment System), Fedwire, Target (the clearing system of the European Central Bank), and other clearing systems. We also perform check processing, cash letter and collection items and settlement transactions outsourced by other banks.

  Multi-currency Clearing Services. Utilizing our branch network, we provide our institutional clients with the means to settle their payments in a number of European and Asian currencies.

  Balance Sheet Management and Overnight Investments. We supplement our core payment processing services with a number of liquidity management products including overnight sweep facilities, in which we place customer funds in interest- bearing accounts overnight and in short-term investment instruments.

  The Trade and Payment Services area provides primarily cross-border payments, letters of credit, guarantees and short-term trade financing in support of their trade finance activities. Our foreign exchange and hedging products permit clients to buy and sell currencies, as well as currency-, interest- and commodity-related hedging products. Additionally, we offer a global trade management business, which enables clients to outsource trade-related activities. We also have established a risk management services business in Europe to offer advice on managing risk in trade activities.

  The Structured Export Finance group structures, arranges and finances cross-border transactions. We provide medium and long-term financing solutions for the export of capital goods. We lend to exporters against collateral that is provided by government-owned export credit agencies. We support global exporters and producers of commodities by supplying competitive finance options for buyer’s credit to help mitigate inherent risk. We work closely with these export credit agencies to help exporters reduce their country and commercial risks.

  The International Trade Finance group purchases trade finance instruments from its clients without recourse to them and provides a distribution channel for these trade finance products in the secondary market. With this financing, we help our clients reduce their cross-border risk. We also provide liquidity for exporters and importers.

Distribution Channels and Marketing

     The Global Transaction Banking Corporate Division markets, originates and distributes its own products and services. The marketing is carried out in conjunction with the relationship managers both in this corporate division and in the Corporate Banking & Securities Corporate Division.

     The majority of our third-party customers are financial institutions, such as mutual funds and retirement funds. In the United States, our main global cash services customers are multinational corporations, international banks, broker-dealers, fund managers and insurance companies. In Germany we also focus on middle-market corporations.

     To reach potential clients, we attend industry conferences, advertise in trade publications and participate in market surveys. We also implement targeted sales techniques.

Competition

     Our main competitors in this business area include other global banks, such as Citigroup, JPMorgan Chase, ABN Amro, Société Générale, HSBC, Merrill Lynch, State Street Corporation, Bank of New York and BNP Paribas.

Private Clients and Asset Management Group Division

     The Private Clients and Asset Management Group Division primarily serves retail as well as affluent clients and provides asset management services to retail and institutional clients. This group division generated 34% of our net revenues in 2002, 35% in 2001 and 35% in 2000 (on the basis of our management reporting systems).

     The Private Clients and Asset Management Group Division had 35,929, 37,158 and 38,298 full-time equivalent employees worldwide as of December 31, 2002, 2001 and 2000, respectively.

     At December 31, 2002, this group division included the following corporate divisions:

  Asset Management

  Private Banking

  Personal Banking

     In October 2002, we began combining what had formerly been separately offered services for our personal, private and business clients under a single management and the Deutsche Bank brand. Completed as of January 1, 2003, the new corporate division Private & Business Clients will now serve attractive customer groups in line with their needs in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal, Poland and the Netherlands. Within this new corporate division we combined our Personal Banking clients, Private Banking Clients not classified as ultra high net worth individuals (UHNW) and our small-corporate customers, which were partly housed in CIB before this realignment.

     We will continue to serve Private Banking clients classified as UHNW individuals out of our newly established Private Wealth Management business. We intend to grow this business with emphasis on Germany, the U.S. and the global offshore market.

     Effective January 1, 2003, the Private Clients and Asset Management Group Division consists of the Private & Business Clients Corporate Division and a second corporate division comprised of the former Asset Management Corporate Division, the private banking activities not covered by the Private & Business Clients Corporate Division, and the Private Client Services business, which was transferred from the Corporate Banking & Securities Corporate Division of the CIB Group Division.

Asset Management Corporate Division

Corporate Division Overview

     The Asset Management Corporate Division operates our global asset management businesses. This division serves a range of retail and institutional clients, including:

  private individuals

  insurance companies

  pension funds

  corporations

  governments

  charities

     The Asset Management Corporate Division generated 9% of our net revenues in 2002, 6% in 2001 and 7% in 2000 (on the basis of our management reporting systems).

     In February 2002, we consolidated all of our real estate activities under DB Real Estate. As a result, the real estate business of our group division Corporate Investments was transferred to the Asset Management Corporate Division.

     The acquisition of Scudder and RREEF completed in the second quarter of 2002 puts us in the global bulge bracket of the active asset managers. The addition of Scudders’s retail fund business in the U.S. , which is retaining the long-established and reputable “Scudder Investments” brand, complements our position as a leader in the German retail business through our DWS Investments franchise. Scudder’s institutional business also strongly complemented our existing institutional franchise, especially in the U.S. With our acquisition of RREEF, DB Real Estate is the world’s leading asset manager for real estate investments and real estate investment trusts.

     In the third quarter of 2002 we entered into an agreement with Northern Trust Corporation to sell most of our Passive Asset Management business. This transaction closed January 31, 2003. The revenues associated with the sold business accounted for less than 2% of Asset Management’s total revenues. The related assets and liabilities, which were not material to the Group’s total assets and liabilities, were deemed to be held for sale at December 31, 2002.

     Our Asset Management Corporate Division is comprised of the Traditional Asset Management as well as the business divisions DB Real Estate and Hedge Funds which offer nontraditional or alternative products. The Traditional Asset Management is structured into the following three business divisions, including both retail and institutional:

  Europe

  the Americas

  Asia-Pacific

     Assets under management are comprised of mutual funds, institutional funds and alternative investment funds, such as real estate funds and hedge funds. We are among the leading asset managers in the world based on total invested assets (which for the Asset Management Corporate Division equals assets under management). On December 31, 2002, the Asset Management Corporate Division had € 726 billion of invested assets, including € 248 billion of assets in retail asset management, € 426 billion of assets in institutional asset management and € 52 billion of assets in alternative investments.

	As of and for the year ended December 31,

	2002	2001	2000

	(€ in millions, except invested assets and employee data)
Net revenues:
Portfolio/fund management	€ 2,192	€ 1,565	€ 2,040
Insurance business	44	57	162
Other	277	231	205

Total net revenues	€ 2,513	€ 1,853	€ 2,407

Invested assets (€ in billions)(1):
Invested assets (Germany)	€ 152	€ 154	€ 157
Invested assets (outside Germany)	574	477	484

Total invested assets	€ 726	€ 631	€ 641

Employees worldwide (at period end)(2):	6,701	3,588	3,362

(1) We define invested assets as (a) assets we hold on behalf of customers for investment purposes and (b) client assets we hold that are originated by us and sold through third parties. We manage invested assets on a discretionary or advisory basis, or they are deposited with us.

(2) Full-time equivalent employees.

     The following charts show the relative regional contributions of our traditional asset management products as well as the contributions from our globally managed alternative investments products to the net revenues of our Asset Management Corporate Division for 2002, 2001 and 2000:

34

The following charts show the Asset Management Corporate Division’s invested assets by region for the traditional asset management products and for the globally-managed alternative investments as of December 31, 2002, 2001 and 2000:

35

Products and Services

     Our asset management products include primarily the following:

  equity funds (which invest in equity securities);

  fixed income funds (which invest in debt securities);

  money market funds (which invest in short-term securities);

  passive funds (which track a specified financial index);

  sector funds (in which the assets are limited by industry segment);

  alternative investments (private equity, hedge funds, real estate funds); and

  funds of funds (which invest in other funds).

     We have organized our global Asset Management Corporate Division into three regions for the traditional asset management products. Our nontraditional asset management products (DB Real Estate and Hedge Funds) are managed on a global basis.

Traditional

  Retail Asset Management. Our retail asset management business markets a range of investment products through mutual funds. These include equity and fixed income products that are both global, regional, country or industry-specific and are sold primarily to retail investors either directly or through financial intermediaries. Retail assets under management were €248 billion worldwide as of December 31, 2002.

  Among our most popular retail products are sector funds and funds of funds.

  Institutional Asset Management. Our institutional business consists of active and passive fund management. The majority of our passive business was sold as part of the transaction with Northern Trust. Fees associated with this business represented less than 2% of our total Asset Management revenues in 2002.

  Active Fund Management. We divide our active management for institutional funds into equity and fixed income products. Our fund managers invest in equity and fixed income products that are global, regional, country or industry-specific.

  Passive/Quantitative Fund Management. We have entered into a Preferred Provider Agreement with Northern Trust Corporation to ensure that we can still continue to market to our customers a full suite of products, including those of a passive nature. We will remain linked to the passive business within the German Passive Asset Management business, which is not part of the sale, and specialized passive products that we have chosen strategically to continue investment management services.

DB Real Estate

     Products offered by our DB Real Estate Business Division include:

  Real Estate Funds. DB Real Estate is one of the largest real estate investment managers globally (source: Pensions & Investments, the International Newspaper of Money Management), with more than 1,500 real estate professionals in 15 offices around the world. We acquire and manage investments in commercial and residential properties and real estate securities on behalf of our institutional and private clients worldwide. Our collection of well established regional businesses have significant local market presence in North America, Australia, Asia Pacific and Europe. We specialize in managing core, value-enhancing and high-yield property investments as well as investments in publicly traded real estate securities. We offer several types of structures through which our clients may invest, including commingled funds, both closed and open-end, as well as investment programs that can be customized to meet an individual client’s specific needs.

  Real Estate Private Equity. We conduct our real estate principal investments through the Real Estate Opportunities Group. We invest in real estate and real estate-related assets, including underperforming commercial properties, development properties, real estate joint ventures and operating companies, distressed mortgage loan portfolios, commercial mortgage-backed securities, mezzanine loan investments, and passive investments in third-party real estate opportunity funds. We invest globally on an opportunistic basis, acquiring assets and companies in markets that are undervalued, capital constrained, or where a pricing arbitrage exists. The Real Estate Opportunities Group seeks diversity by geography, property type and by type of investment and higher returns through the use of leverage.

Hedge Funds:

  As an asset class, hedge funds have provided attractive risk-adjusted returns in most market environments and have offered portfolio diversification benefits to investors. We have made a significant commitment to the absolute return asset class and are a leader in offering multi-manager and single-manager hedge funds (source: Institutional Investor). We manage all of our hedge funds activities through a business group called DB Absolute Return Strategies (ARS) . This group develops, manages and distributes funds in all major hedge fund strategies. The DB ARS hedge fund platform offers access to both Deutsche Bank and third-party hedge fund managers. We distribute our products globally to institutions and high net worth individuals. As of December 31, 2002, we managed approximately € 8.4 billion invested assets. We employ more than 100 professionals, with offices in New York, London, Frankfurt, Sydney, Tokyo and Summit, New Jersey.

Distribution Channels and Marketing

     In Germany and elsewhere in Europe (excluding the United Kingdom), we generally market our retail products through our established distribution channels, primarily through our Personal Banking and Private Banking Corporate Divisions’ branch networks. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe and in the United Kingdom via our own distribution channels and through third-party distributors, such as brokers, banks and independent financial advisors. Scudder Investments distributes its retail products to U.S. investors primarily through financial representatives, including brokers at regional firms, independent financial advisors and registered investment advisors. We also distribute our products through our direct channel, which is limited to existing investors. This channel was closed to new investors as of December 29, 2000. In addition, we distribute our funds directly to members of the American Association of Retired Persons (AARP) Investment Program.

     We distribute products for institutional clients through our substantial sales and marketing network and through third-party distribution channels. We also distribute these products through our other businesses, notably the Corporate and Investment Bank Group Division.

     We distribute our alternative investment products predominantly to institutional clients, but also to wealthy private clients and other retail clients. Due to high investment hurdles and the complexity of the products, our investment products in real estate private equity are predominately designed for institutional clients. We distribute our hedge funds predominantly to wealthy private clients and other retail investors. Investors in our real estate funds are mainly institutions. To reach new potential clients for our alternative investment products, we market through our Private Banking centers and relationship managers.

     In the Asset Management Corporate Division, our principal aim is to provide our clients with consistent, superior performing portfolios in accordance with their investment objectives which we believe is achieved by our investment strategy. Our services include the selection of portfolios and the allocation of assets, both within an environment in which we strive to manage risk.

     We have in place strong regional investment teams and businesses that understand the needs of their clients and the dynamics of their specific markets. While these teams are led by regional Chief Investment Officers, we remain committed to our global investment platform. Oversight of global issues is provided by our Global Investment Committee which is chaired by our divisional Chief Executive Officer. Additional committee representation includes the global product heads for equity and fixed income disciplines. We generally divide our employees within a particular product group into teams that specialize in the products of specific regions or sectors. Each team includes investment professionals who are involved in the creation of both regional and global cross-border portfolios. The investment process involves the input of our investment professionals at all levels.

     As of December 31, 2002, we had 1,865 investment professionals worldwide, each of whom is responsible for researching one or more sectors of the market and maintaining information on the companies and products within the assigned area. Our investment professionals arrange regular meetings with key personnel from the companies whose securities we include in our portfolios. They also employ common global research and valuation techniques to provide cross-border comparisons of their research data.

     Within the Asset Management Corporate Division our economist group and our research center are also integral parts of our global investment organization structure. These groups provide information and analytical data in the investment process.

     We designed our investment strategy to evaluate risks before and during the creation of a portfolio. Our monitoring procedures employ both quantitative and qualitative controls. We divide monitoring responsibilities among regional team managers, our other professionals dealing in similar assets and regional directors.

Competition

     Our main competitors in the asset management business include Citigroup, UBS, Fidelity Investments, Credit Suisse, Merrill Lynch, JPMorgan Chase, Morgan Stanley, Allianz, Goldman Sachs, AXA, State Street Bank, Barclays Global Investors, Franklin Templeton and Schroders.

Private Banking Corporate Division

Corporate Division Overview

     The Private Banking Corporate Division consists of the following business divisions:

  Germany

  International (including operations in 32 countries)

  U.S. Onshore (including Scudder Private Investment Counsel business)

     In the Private Banking Corporate Division, we focus on wealthy clients who seek personal advice in complex financial matters. Our aim is to help enhance the private wealth and increase the financial sophistication of our clients by offering them advisory services, portfolio/fund management services, tailored financial services and selected third-party products on a global scale. This division generated 6% of our net revenues in 2002, 6% in 2001 and 5% in 2000.

     Our Private Banking target customer base consists mainly of wealthy individuals. The corporate division also targets “corporate executives,” individuals whom we view as having enhanced potential for future wealth. Corporate executives include various types of professionals, such as lawyers and consultants. In addition to a wealthy target customer base, we also serve a group of customers with liquid assets under € 100,000. We offer these clients more standardized products that we believe will meet their needs for a selection of personalized services at relatively lower cost to them than our other, more specialized private banking products. The pricing model introduced for all our Private Banking clients in Germany in 2001 added stability to the revenue base despite the difficult market environment.

	As of and for the year ended December 31,

	2002	2001	2000

	(€ in millions, except invested assets and employee data)
Net revenues:
Loan/deposit products	€ 244	€ 282	€ 262
Advisory	696	858	987
Transaction fees	14	15	(1)
Portfolio/fund management	472	526	544
Insurance business	14	13	10
Other net revenues	28	3	25

Total net revenues	€ 1,468	€ 1,697	€ 1,827

Loans and deposits:
Loans (Germany)	€ 3,585	€ 3,707	€ 3,154
Loans (outside Germany)	6,052	6,706	6,254

Total lending	9,637	10,413	9,408

Deposits (Germany)	9,489	10,231	9,475
Deposits (outside Germany)	8,570	9,838	14,231

Total deposits	18,059	20,069	23,706

Total loans and deposits	€ 27,696	€ 30,482	€ 33,114

Invested assets (€ in billions):(1)
Invested assets (Germany)	€ 72	€ 92	€ 101
Invested assets (outside Germany)	76	75	77

Total invested assets	€ 148	€ 167	€ 178

Employees worldwide (at period end)(2)	5,373	5,608	5,446

(1) We define invested assets as (a) assets we hold on behalf of customers for investment purposes and (b) client assets we hold that are originated by us and sold through third parties. We manage invested assets on a discretionary or advisory basis, or they are deposited with us. In addition to assets under management (which we define within our discussion on the Asset Management Corporate Division), this definition includes the following products: time saving deposits, advisory accounts of retail clients (including proprietary and nonproprietary mutual funds, as well as equities, fixed income and other types of securities), securities and brokerage accounts and life insurance (annuities).

(2) Full-time equivalent employees.

Products and Services

     The primary factor that differentiates our private banking products and services from our retail and personal banking products and services is that in private banking we focus on products that are more specialized for each client’s individual needs. The following is a description of the products and services we offer in the Private Banking Corporate Division.

     Loan and Deposit Products. Our loan and deposit products include traditional deposit products (including current accounts, time deposits and savings accounts) as well as more specialized secured and unsecured lending. We offer our clients both standardized and more specialized finance and savings products, often in cooperation with our mortgage banks.

     In addition, we offer clients the option of buying securities on margin. In these transactions, we fund clients’ securities purchases with short-term loans, and the clients provide us with collateral in the form of the purchased securities or other securities.

     Advisory Services. In advisory services, our relationship managers provide investment advice to clients whose securities are deposited with us in accounts over which we do not exercise investment discretion. This advice relates to new financial products, such as equity initial public offerings and new investment funds, as well as products in secondary markets. Our services also include advice on wealth management and growth, including tax-optimized investments and estate planning. Our investment advice covers stocks, bonds, mutual funds and derivatives (securities brokerage). The relationship managers also advise their clients on the products of third parties.

     Transaction Services. Our transaction services consist of fees and commissions on bank account activities and transactions. They include account carrying charges, commissions on checks, and ATM, credit card transactions and foreign currency transaction fees. We also offer our clients credit cards and direct debit cards.

     Portfolio/Fund Management. In discretionary portfolio management, our relationship managers have discretion to manage their clients’ investments within the clients’ general guidelines. The relationship managers invest client funds in various investment products, such as stocks, bonds, mutual funds and derivatives. In connection with discretionary portfolio management services, we usually charge the client a small fee for each transaction as well as a recurring base fee.

     Other Services. Our other private banking services include the following services, which we generally provide as fee-based services in connection with advisory services and discretionary portfolio management:

  private financial planning

  trust business (in which we establish and administer trusts on behalf of our customers)

  art and lifestyle services

     The following charts show the relative contributions of these product and service categories to the net revenues of the Private Banking Corporate Division in 2002, 2001 and 2000. The category “Other” comprises primarily fee-based services we provide in connection with advisory and portfolio/fund management.

41

     During 2002, advisory services accounted for 47% of our total private banking net revenues. On a regional view, advisory services accounted for 48% of our private banking net revenues in Germany, 48% in our international private banking operations and 37% in the U.S. Onshore business.

     During 2001, advisory services accounted for 51% of our total private banking net revenues. On a regional view, advisory services accounted for 53% of our private banking net revenues in Germany, 46% in our international private banking operations and 47% in the U.S. Onshore business.

     During 2000, advisory services accounted for 54% of our total private banking net revenues. On a regional view, advisory services accounted for 59% of our private banking net revenues in Germany, 43% in our international private banking operations and 50% in the U.S. Onshore business.

     During 2002, portfolio/fund management accounted for 32% of the net revenues in the Private Banking Corporate Division, 30% of the private banking net revenues in Germany, 30% of our net revenues in our international private banking operations and 42% of our net revenues in our U.S. Onshore business.

     During 2001, portfolio/fund management accounted for 31% of the net revenues in the Private Banking Corporate Division, 31% of the private banking net revenues in Germany, 31% of our net revenues in our international private banking operations and 29% of our net revenues in our U.S. Onshore business.

     During 2000, portfolio/fund management accounted for 30% of the net revenues in the Private Banking Corporate Division, 28% of the private banking net revenues in Germany, 33% of our net revenues in our international private banking operations and 28% of our net revenues in our U.S. Onshore business.

The following charts show the relative proportions of invested assets of each business division in the Private Banking Corporate Division as of December 31, 2002, 2001 and 2000:

Customers of our Private Banking Corporate Division who have an international investment focus may also take advantage of the products and services we offer through Deutsche Bank Trust AG. These services include financial planning, trust and estate administration, structured investments and advice on real estate and art investment.

43

Distribution Channels and Marketing

     Our private banking relationship managers are the representatives of this corporate division to our clients. Working within target customer groups, they assist clients in developing individual investment strategies. We believe that our relationship managers help us foster enduring relationships with our clients and set us apart from competitors who offer less responsive relationships. Private banking customers also have access to our retail branch network and other general banking products we offer through our retail banking operations.

     Germany. In 2002, our private banking operations in Germany accounted for 58% of our total Private Banking net revenues. In general, the distribution network of our private banking centers offer services to our clients all over Germany. Different distribution platforms have been established to serve the specific needs of our different target groups. Customers with a higher potential of investible assets are served via special units which are an integral part of our branch network. Private Banking established other units specialized on the securities brokerage business with medium sized corporates to leverage the expertise in securities advisory business with our CIB group division. As of December 31, 2002, our German operations had approximately € 72 billion in invested assets.

     International. We manage our international private banking business globally from our office in Geneva. This international business includes our worldwide private banking operations outside Germany as well as our offshore business in the United States. In 2002, our international private banking operations accounted for 30% of our total private banking net revenues. Internationally, our private banking focus is on providing private banking services to wealthy individuals who have a global scope to their investment strategies.

     We operate our international offshore business from our private banking centers in Switzerland, Luxembourg, Singapore, the United Kingdom and New York (offshore). The offshore business encompasses all of our private banking clients who establish private banking accounts outside their countries of residence. These customers are able to use our offshore services to access financial products that may not be available in their countries of residence. Our business also attracts clients who may seek tax efficiencies, currency stability and personal data privacy. The offshore business also includes the accounts of clients who reside in Latin America.

     As of December 31, 2002, our international operations had approximately € 49 billion in invested assets and 1,316 employees.

     U.S. Onshore. Our operations in the United States serve clients domiciled in the United States. In 2002, this U.S. Onshore business accounted for 13% of our total private banking net revenues. This includes the newly integrated Scudder Private Investment Counsel business, which manages money for very wealthy individuals and families and therefore complements our Private Banking franchises. The addition of Scudder Private Investment Counsel in the U.S. enhances our investment management capabilities and expands our distribution platform in this important market segment. As of December 31, 2002, the U.S. Onshore business had approximately € 27 billion in invested assets and 604 employees, including € 10 billion in invested assets and 166 employees related to Scudder.

Competition

     Our main competitors in the private banking business are UBS, Credit Suisse, JPMorgan Chase and Goldman Sachs.

Personal Banking Corporate Division

Corporate Division Overview

     The Personal Banking Corporate Division consists of the two business divisions:

  Retail Banking

  Insurance

The Personal Banking Corporate Division generated 19% of the net revenues in 2002, and 23% in both 2001 and 2000.
	As of and for the year ended December 31,

	2002	2001	2000

	(€ in millions, except invested assets and employee data)
Net revenues:
Loan/deposit products	€ 2,287	€ 2,181	€ 2,000
Advisory	539	516	625
Transaction fees	575	627	621
Portfolio/fund management	59	78	96
Insurance business	905	3,417	4,312
Other	626	24	112

Total net revenues	€ 4,991	€ 6,843	€ 7,766

Loans and deposits:
Loans (Germany)	€ 45,625	€ 45,499	€ 45,778
Loans (outside Germany)	10,662	8,972	5,664

Total lending	56,287	54,471	51,442

Deposits (Germany)	42,365	41,787	41,672
Deposits (outside Germany)	12,153	11,670	11,332

Total deposits	54,518	53,457	53,004

Total loans and deposits	€ 110,805	€ 107,928	€ 104,446

Invested assets (€ in billions)(1):
Invested assets (Germany)	€ 62	€ 86	€ 82
Invested assets (outside Germany)	27	27	28

Total invested assets	€ 89	€ 113	€ 110

Employees worldwide (at period end)(2):
Germany	11,592	15,551	16,960
Europe outside Germany	4,620	4,295	5,281

Total employees	16,212	19,846	22,241

(1) We define invested assets as (a) assets we hold on behalf of customers for investment purposes and (b) client assets we hold that are originated by us and sold through third parties. We manage invested assets on a discretionary or advisory basis, or they are deposited with us. In addition to assets under management (which we define within our discussion on the Asset Management Corporate Division), this definition includes the following products: time saving deposits, advisory accounts of retail clients (including proprietary and nonproprietary mutual funds, as well as equities, fixed income and other types of securities), securities and brokerage accounts and life insurance (annuities).

(2) Full-time equivalent employees.

     Retail Banking. Our Retail Banking Business Division consists primarily of our branch- and online-based banking business in Germany, Italy, Spain, Belgium, Portugal and Poland. It also includes our home loans and savings business in Germany.

     With respect to our Banque Worms’ activities, we have taken the decision to exit out of our retail and small-corporate business in France through the sale of its activities. In the second quarter of 2002 we sold the respective branches located outside of Paris. In the first quarter of 2003 we sold the remaining two branches in Paris.

     Through Retail Banking we target to serve retail and mass affluent customers, however we also offer our products and services to affluent customers and small-corporate businesses, especially in Italy and Spain. We specifically target the modern, affluent segment of the retail banking market. Customers in this segment generally hold part of their investments in capital markets investment products and seek professional advice regarding the management of their personal finances. We believe that these customers are interested in not only high-quality advisory services, but also convenient online services in addition to the more traditional range of retail banking products. Therefore we incorporated our former maxblue Business Division into this business division during the course of the year.

     Insurance. In December 2001, we signed agreements with Zurich Financial Services (Zurich) to acquire the greater part of Zurich’s asset management businesses (Scudder, excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, most of which we held through Versicherungsholding der Deutschen Bank AG. We completed these transactions in the second quarter of 2002. Our remaining insurance activity, operated by Finanza & Futuro Vita was transferred to our Asset Management Corporate Division. Finanza & Futuro Vita develops and sells mutual funds based insurance products, similar to our UK unit-linked business in Deutsche Asset Management Life & Pensions Ltd.

     Prior to the aforementioned sale, we provided direct insurance services for our retail and private banking customers. Our focus in this insurance business was on life insurance products, including traditional participating life insurance and unit-linked life insurance. These are insurance contracts in which a large portion of the policyholder’s premiums is invested in investment funds.

     As a result of the sale of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, our reported insurance revenues and policyholder benefits and claims were reduced. Following the sale, we generate commission income as we continue to be the exclusive distributors of insurance products from our former subsidiaries to our private and retail clients in Germany, Italy and Spain. For further information on the impact of the sale see “Item 5: Operating and Financial Review and Prospects-Operating Results.”

Products and Services

     Generally, we offer similar retail banking products and services throughout Europe, except that there are some variations from country to country to meet local market, regulatory and customer requirements. The following is a description of the products and services we offer in our Personal Banking Corporate Division.

     Loan and Deposit Products. Our most significant loan and deposit products are building financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. In Germany, our lending also includes home loans and savings products.

     The building finance business, which includes mortgages and construction financing, is our single most significant lending business in the retail banking business. We provide building finance loans primarily for private purposes, such as home financing. We also offer commercial mortgage loans. Most of our mortgages have an original fixed interest period of five or ten years. We market consumer and commercial loans as well as mortgage loans in Germany, Italy, Spain, Belgium, Portugal and Poland. In Belgium, the mortgage products we distribute come from third parties.

     Our subsidiary, Deutsche Bank Bauspar AG, offers home loans and savings contracts (Bausparverträge) in Germany and handles the pre-financing of these transactions. In these transactions, the borrower enters into a contractual commitment to make deposits into a savings account and can draw on a loan that Deutsche Bank Bauspar provides at maturity of the savings contract. Deutsche Bank Bauspar also provides pre-financing of both the savings and loan portions of these transactions. As of December 31, 2002, with respect to home loans and savings contracts, Deutsche Bank Bauspar had deposits of € 2.9 billion, loans of € 0.6 billion and pre-financings of € 0.9 billion. The majority of Deutsche Bank Bauspar’s lending is related to real estate for the borrower’s personal use.

     We also refer some of our retail building financing business in Germany to our mortgage bank affiliate, EUROHYPO AG. For further information, see “-History and Development of the Company.”

     Our consumer loans are generally unsecured, and we grant them based on the personal credit quality of the borrower. Our commercial loans, such as loans for office equipment and furnishings and loans for commercial machinery, are generally secured.

     Advisory. Our most significant advisory services consist of investment advice for small- business clients and retail customers. We offer advice on all types of financial products, including complex financing and investments. We offer these services in Germany, Italy, Spain, Belgium, Portugal and Poland through some 1,600 finance and investment centers and branches, through a network of mobile financial advisers as well as through the Internet.

     Transaction Services. Our transaction services comprise administration of current accounts in local currency and settlement of domestic payments on these accounts. They also comprise the purchase and sale of payment media (such as travelers’ checks, foreign notes and coins and precious metals/coins) and transfers and checks between countries.

     Portfolio/Fund Management. In this area, we provide investment advice, brokerage services, discretionary portfolio management and securities custody services.

     Insurance. We are the exclusive distributors of insurance products from our former subsidiaries to our private and retail clients in Germany, Italy and Spain.

The following charts show the relative contributions of these products and services to the net revenues of the Personal Banking Corporate Division in 2002, 2001 and 2000:

48

Distribution Channels and Marketing

     Retail Banking. In Germany, we provide our retail banking services primarily under the brand name Deutsche Bank through our subsidiary, Deutsche Bank Privat- und Geschäftskunden AG (formerly known as Deutsche Bank 24 AG) which is a nationwide, multi- channel bank in Germany. It integrates our retail branch network with the direct banking and brokerage services we offer via the internet and telephone. In Germany, we also serve clients through our subsidiaries Deutsche Bank Saar AG, Deutsche Bank Lübeck AG, vormals Handelsbank, and Deutsche Bank Bauspar AG.

     We built our other local branch networks in individual European countries outside Germany primarily by integrating local or regional banks that we acquired for this purpose.

     In Europe (outside Germany), we operate this business on a legal entity basis using Deutsche Bank as a brand name.

     To make our Retail Banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To do this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to our products and services. These channels consist of the following in-person and remote distribution points:

  Branch Offices. The branch offices provide in-person service. In Germany, many of our branch offices have extended or staggered business hours to make access to their service more convenient for clients.

  Financial Advisory Centers. Our financial advisory centers offer sophisticated products and advice, including complex financing and investments, particularly for small business clients in Germany. At these centers, we also offer loans for small businesses and complex mortgages for individuals. As of December 31, 2002, we operated 193 financial advisory centers in Germany. Most of these centers share premises with branch offices, although they have separate office space.

  Financial Agents. In Germany, we market our retail banking products and services through approximately 1,000 self-employed financial agents. We also use financial agents elsewhere in Europe, primarily in Spain, Italy, Portugal and Poland.

  Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic retail banking transactions. We currently have two call centers in Germany and one each in Spain, Italy, Belgium, Portugal and Poland.

  Internet. The Internet is an important channel for our Retail Banking Business Division. On our website we offer clients brokerage services, account information and product information on proprietary and third party investment products. We complement these offerings with services that provide information, analysis tools and content to support the client in making independent investment decisions. We also make our maxblue brokerage facilities and general technical support available through call center operations. maxblue is fully integrated with the general products and services we provide in the Private and Business Clients branch network. Clients may open an account and receive information on maxblue in any branch.

  Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

     As part of an effort to increase revenues and lower costs, we closed 142 branch offices and 15 financial advisory centers in Germany in 2001. In 2002, we closed 600 branch offices and 10 financial advisory centers. We have transferred clients of those branches to nearby branches. All of our clients are able to access the same Private and Business Clients products and services by telephone and the Internet.

     In addition to the local or regional banks we own, we also have some country-specific distribution arrangements that are intended to supplement our local branch networks. Outside Germany, for example, we have distribution agreement with the Spanish postal system for the sale of our retail banking products. We have a cooperation agreement with the Italian postal system and, a cooperation agreement with Deutsche Vermögensberatung AG (which we call DVAG) whereby we can distribute our mutual funds and other banking products through DVAG’s independent distribution network in Germany. DVAG, which operates through mobile financial advisors and has clients in Germany and Austria, has agreed to distribute Personal Banking and Asset Management products via its financial advisory network. Once a DVAG customer has become our customer by purchasing one of our Personal Banking or Asset Management products, we make efforts to cross-sell our other banking products according to the client’s needs.

Competition

     In the retail banking business, we compete primarily with savings banks (Sparkassen), cooperative banks (Genossenschaftsbanken), other universal banks (such as Dresdner Bank, Commerzbank, HypoVereinsbank and Citibank), sales forces of independent financial advisors, insurance companies and home loan and savings companies (Bausparkassen).

     In Germany, savings and cooperative banks are our biggest group of competitors, which generally operate regionally but cooperate within their respective associations. In other European countries, private universal banks and savings banks are our major competitors. In our most important European markets outside Germany, the main competitors are: in Spain, the bigger banks and savings banks, such as Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano, La Caixa and Caja Madrid, and on the other hand, the medium sized banks and savings banks, such as Banco Popular, Banco Sabadell, Bankinter and Caixa Catalunya; in Italy, Banca Intesa, Unicredito and Sao Paolo IMI, and in Belgium, Fortis Bank, KBC Bank, Dexia Bank and Banque Bruxelles Lambert.

Corporate Investments Group Division

     The Corporate Investments Group Division encompasses a broad array of alternative assets, including our private equity and venture capital investments, fund investments as well as our portfolio of industrial holdings. Our mission is to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division invests. We aim to achieve a high return on investments and exit either through sales to management, sales to strategic buyers or through equity initial public offerings.

     We believe that the group division enhances our portfolio management and risk management capability, enabling execution of a diversification strategy across various sectors and regions.

     The Corporate Investments Group Division generated 12% of our net revenues in 2002, 7% in 2001 and 13% in 2000.

     The Corporate Investments Group Division had 694, 2,970 and 3,609 full-time equivalent employees worldwide as of December 31, 2002, 2001 and 2000, respectively.

     The Corporate Investments Group Division includes the following three business divisions:

  The DB Investor Business Division encompasses our subsidiary (DB Industrial Holdings AG, which we call DB Investor) through which we hold and manage our substantial holdings in industrial corporations, primarily in Germany.

  The Private Equity Business Division is comprised of our private equity investing arm (DB Capital Partners) as well as our other private equity activities.

  The Other Corporate Investments Business Division holds our other strategic investments and other investments.

     The following table shows the total net revenues of the business divisions within Corporate Investments Group Division:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)

DB Investor	€ 3,103	€ 2,214	€ 3,186
Private Equity	(363)	(1,088)	447
Other Corporate Investments	346	928	763

Total net revenues	€ 3,086	€ 2,054	€ 4,396

DB Investor–Industrial Holdings

     With respect to industrial holdings, DB Investor holds equity interests in a number of diverse manufacturing and financial services corporations. The largest two of these industrial holdings, by market value at December 31, 2002, were a 11.8% interest in DaimlerChrysler AG and a 3.2% interest in Allianz AG. Currently, over 97% of DB Investor’s holdings are in German corporations. In the second quarter of 2002 we sold our remaining stake in Munich Re. In the third and fourth quarter of 2002, our stakes in Buderus AG, RWE AG and Continental AG were sold. Our investment in Südzucker AG was significantly reduced from 10.9% to 4.8% in the fourth quarter of 2002.

     Rather than engage in proprietary trading, which involves buying and selling securities on a day to day basis, DB Investor usually holds our investments in listed securities for several years. The majority of the larger shareholdings in listed companies have been in the portfolio for more than 20 years. DB Investor Business Division acts as the general partner in the several limited partnerships to which we transferred most of our publicly listed industrial holdings at the end of 1998.

     For further information on these holdings, the total market value of which was € 5.4 billion at December 31, 2002, see “Item 11: Quantitative and Qualitative Disclosure about Credit, Market and Other Risk—Risk Management—Market Risk—Market Risk in Our Nontrading Portfolios.”

     DB Investor executes its strategy of maximizing value from the industrial holding portfolio by selling shares strategically taking into account market conditions and the prospects for profit and share price appreciation at the individual companies.

Private Equity

     DB Capital Partners invests on behalf of clients and on our own account in private equity directly and through funds, including venture capital opportunities and leveraged buy- out funds. DB Capital Partners provides late-stage private equity and venture capital, growth financing and mezzanine financing, in addition to investing in private equity funds. DB Capital Partners also conducts secondary fund transactions.

     Among the four principal product areas-private equity, venture capital, mezzanine and fund investing, the largest group in terms of assets and personnel is responsible for private equity investing in later-stage companies. The late-stage private equity groups are based in New York, London, Frankfurt, Sydney and Tokyo. The equity element of their investments generally range in size from € 25 million to € 200 million.

     Morgan Grenfell Private Equity (MGPE) funds are set up to allow a number of external investors to invest in selected companies. MGPE actively acquires investments in companies and places them in the market by setting up these funds. The funds generally keep their investments for numerous years until the company is deemed fit for a public offering or a resale to an unrelated party. MGPE receives revenues as a fund and an investor.

     In addition, DB Capital Venture Partners focuses on early-stage companies. The equity element of these investments ranges from € 3 to € 30 million and targets technology, telecommunications and health care enterprises in North America, Europe and Israel. DB Capital Venture Partners maintains offices in Baltimore, New York, San Francisco and London.

     DB Capital Mezzanine Partners provides mezzanine funds for a range of securities, senior subordinated notes, senior discount notes and preferred stock, to complement the capital structure of noninvestment grade companies throughout the United States and Western Europe. Based in New York and London, DB Capital Mezzanine Partners provides companies with financial strength for acquisition finance, growth capital, recapitalizations, liquidity capital and other transactions.

     The fund investing business, also based in New York, comprises several fund of funds and structured equity products, which invest in a broad range of private equity funds, including leveraged buyout and venture capital funds in the United States and Europe. DB Capital Partners is also an active participant in the secondary fund market, providing liquidity to investors who seek to sell investments in private equity funds.

     In certain cases the Private Equity business takes a controlling interest in companies. The revenues and expenses of these companies are consolidated.

     In November 2002, we entered into exclusive negotiations with the management team of DB Capital Partners regarding the sale of our late-stage private equity portfolio. The transaction, which comprises the sale of 80% of our late-stage private equity portfolio, was completed in February 2003. The portfolio consists of late-stage private equity investments in the United States and Europe, and includes investments in Center Parcs, United Biscuits, Jostens, Jefferson Smurfit, Prestige Brands, and Lecta, among others. The sale of our late- stage portfolio is in-line with our strategy to reduce our exposure to private equity, and to focus on third-party equity fund management. We will retain a 20% interest in the portfolio to cover outstanding liabilities associated with this investment portfolio, principally liabilities to employees and managers.

Other Corporate Investments

     Other Corporate Investments covers strategic investments as well as activities which do not belong to our core business.

     In February 2002, we consolidated all of our real estate activities under DB Real Estate which was transferred to, and is included in, the Asset Management Corporate Division. Deutsche Bank’s real estate holdings were excluded from the transfer.

     We sold our commercial finance business in North America to GE Commercial Finance in October 2002, and we sold our consumer finance business in North America to E*TRADE Bank in December 2002.

     Other strategic investments include investments made in businesses that we have identified as strategic to our industry and to our businesses or which complement products offered by our other business areas. These include:

  EUROHYPO AG, after the aforementioned merger of our mortgage banking subsidiary, our share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002, our share of the combined entity was 34.6%. Furthermore, in January 2003, part of our German commercial real estate financing activities and Dresdner Bank’s U.S. based real estate investment banking team were transferred to the combined entity. The three transfers resulted in an increase in our share of EUROHYPO AG to 37.6%. Since the merger in August 2002 we have accounted for this investment under the equity-method.
  maxblue Americas, a joint venture run by Deutsche Bank AG and Banco do Brazil, is a brokerage providing a variety of advisory and investment management products and services through internet-based technology, sophisticated investment centers and personal consultants
  Other Strategic Investments in related industries.

Distribution Channels and Marketing

     We distribute products of the businesses in Corporate Investments primarily through our Private Clients and Asset Management Group Division. In particular, they are distributed through PCAM’s Private Banking network. In certain circumstances, we distribute products to certain institutional investors through the Global Corporate Finance Business Division and the Global Markets Business Division of our Corporate and Investment Bank Group Division.

Competition

     Our principal competitors in private equity are JPMorgan Partners, Credit Suisse First Boston, One Equity Partners, UBS Capital and the major private equity and venture capital funds in the United States and Europe.

DB Services and Corporate Center

     DB Services combines our cross-functional operational support functions into a single unit. The two primary service areas are Corporate Services and IT, Consulting & Transaction Services. DB Services’ clients include our internal business divisions, and in limited cases, external clients. DB Services supports our businesses on the basis of negotiated service level agreements, where our business divisions have the option of selecting either internal or external service providers.

     Corporate Center comprises those functions that support, at the Group level, all of our business divisions. In particular, the Corporate Center assists the Board of Managing Directors with cross-divisional coordination. The purpose of our Corporate Center is not to generate revenues, but to house strategic functions in support of our Board of Managing Directors. Our Corporate Center includes functions such as the Group’s accounting, tax, treasury, risk management, human resources, corporate development and legal functions.

 Competitive Environment

 Competitors, Markets and Competitive Factors

     The financial services industry—and all of our businesses—are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price.

     In Germany, our wholesale and retail business is influenced by the fact that public-law institutions (Landesbanken and savings banks), by virtue of their legal status, can rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). These guarantees influence corporate and retail lending business in favor of Landesbanken and savings banks because they do not apply to banks, such as us, that are organized in another legal form. On July 18, 2001, the European Commission and the German government agreed to discontinue these mechanisms in general after July 18, 2005, subject to transition rules for liabilities existing on that date.

     Our performance is largely dependent on the talents and efforts of highly-skilled individuals. Competition for qualified employees in the banking, securities and financial services industries is intense. We also compete for employees with companies outside of the financial services industry. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees as necessary and to retain and motivate our existing employees.

     Our reputation for financial strength and integrity is vital to our ability to attract and maintain customers. To keep our well-established reputation we have to adequately promote and market our brand. The loss of business that would result from damage to our reputation could affect our results of operations and financial condition.

     We have generally experienced intensifying price competition in recent years. We are observing this pressure on pricing of loans, trading commissions, management fees, transaction spreads and many other areas. We believe that we may experience pricing pressure in these and other areas in the future as some of our competitors seek to obtain market share by reducing prices.

Consolidation and Globalization

     In recent years there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have merged with other financial institutions. Many of these firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses.

     In the United States, one of our major markets, consolidation was further facilitated and accelerated by the passage of the Gramm-Leach-Bliley Act of 1999, which allowed commercial banks, securities firms and insurance firms to consolidate.

     Although there has been a slowdown in industry-wide mergers and acquisitions, especially in the banking, securities and financial services industries, the trend toward consolidation and convergence is expected to continue. This trend has significantly increased the capital base and geographic reach of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations and to execute large global transactions.

Competition in Our Businesses

Corporate and Investment Bank Group

     Our investment banking operation competes in domestic and international markets directly with numerous investment banking firms, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks.

Private Clients and Asset Management Group

     In the retail banking business we face intense competition from savings banks and cooperative banks, other universal banks, insurance companies and home loan and savings companies. In Germany, savings and cooperative banks are our biggest group of competitors. These banks generally operate regionally. In other European countries, private universal banks and savings banks are our main competitors.

     Our private banking business faces growing competition from the private banking units of other global financial service companies and from investment banks.

     Our main competitors in the asset management business are asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in Europe and the United States.

Regulation and Supervision

     Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct operations. As we have operations in almost every country in the world, ranging from subsidiaries and branches in many countries down to representative offices in other countries, or employee representatives assigned to serve customers in yet others, we are regulated and supervised in virtually every country. Local authorities impose certain reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on our banking and nonbanking operations. In addition, a number of countries in which we operate impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:

  restrictions on the opening of local offices, branches or subsidiaries and the types of banking and nonbanking activities that may be conducted by those local offices, branches or subsidiaries;

  restrictions on the acquisition of local banks or requirements of specified percentages of local ownership or specified numbers of local management personnel; and

  restrictions on investment and other financial flows in and out of the country.

     Changes in the regulatory and supervisory regimes of the countries where we operate will determine, to some degree, our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.

     The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) is our principal supervisor on an unconsolidated (Deutsche Bank AG only) and on a consolidated basis (Deutsche Bank AG and the entities consolidated with it for German regulatory purposes). Additionally, many of our operations outside Germany are regulated by local authorities. Within countries that are member states of the

European Union or other contracting states of the Agreement on the European Economic Area (Iceland, Liechtenstein and Norway), our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the German Federal Financial Supervisory Authority. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the markets of the host country. In the United States, our New York branch, as well as our principal U.S. subsidiary bank (Deutsche Bank Trust Company Americas (DBTCA), formerly Bankers Trust Company), are principally supervised by the New York State Banking Department and the Board of Governors of the Federal Reserve System.

     In the following sections, we present a description of the supervision of our business by the authorities in Germany and the United States, which we view as the most significant for us, and more generally with respect to the other jurisdictions in which we operate. Beyond these countries, and the European Economic Area member states where the European Passport applies, local country regulations generally have limited impact on our operations that are unconnected with these countries.

Regulation and Supervision in Germany

Distinctive Features of the German Banking System

     The German banking system consists of a variety of public and private sector banks. There are two general types of banks: universal banks and specialized banks. Universal banks are also known as full-service or multi-purpose banks. Universal banks, such as ourselves, engage not only in the deposit and lending business but also in investment banking, underwriting and securities trading, both for their own account and for their customers. Specialized banks, such as mortgage banks, engage only in certain types of credit business or in specialized banking services. Financial services institutions, which primarily engage in the securities business, are different in nature from universal and specialized banks.

     German law generally allows universal banks to engage in all the specialized banking activities that specialized banks perform, such as mortgage lending and public sector lending. Despite this, private sector universal banks are generally not allowed to operate as mixed mortgage banks and to refinance mortgage loans and public sector loans by issuing mortgage bonds (Hypothekenpfandbriefe) and public sector bonds (Öffentliche Pfandbriefe). Pfandbriefe are a specialized type of debt security. They are collateralized by pools of loans secured by first mortgages or a pool of public sector loans. Deutsche Bank AG is not one of the two German universal banks permitted to operate as a mixed mortgage bank and therefore does not have the ability to refinance mortgage loans and public sector loans by issuing Pfandbriefe. Our former mortgage banking subsidiary, EUROHYPO, had that ability. However, in August 2002, we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with Deutsche Hypothekenbank Frankfurt- Hamburg AG and Rheinhyp Rheinische Hypothekenbank AG, which are the respective mortgage bank subsidiaries of Dresdner Bank and Commerzbank, to form the new EUROHYPO AG. For certain purposes, other than financial reporting under U.S. GAAP, the merger had retroactive effect from January 1, 2002, even though the merger of the three entities was completed and entered into the commercial register on August 13, 2002. After the merger, our share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002 our share of the combined entity was 34.6%. Furthermore, in January 2003, part of our German commercial real estate financing activities and Dresdner Bank’s U.S.-based real estate investment banking team were transferred to the combined entity. The three transfers resulted in an increase in our share of EUROHYPO AG to 37.6%. For further discussion see “—History and Development of the Company.

     German universal banks are organized either as corporations (private sector banks), as cooperatives (mutual banks) or as public-law institutions (savings banks and Landesbanken). We are organized as a corporation. The public-law institutions, by virtue of their legal form, have benefited from the guarantee and business continuation obligations of the public body or bodies that created them. These mechanisms, which are known as Anstaltslast and Gewährträgerhaftung, have not applied to banks, such as us, that are organized in another legal form. On July 18, 2001, the European Commission and the German government agreed to discontinue these mechanisms in general after July 18, 2005, subject to transition rules for liabilities existing on that date.

 Principal Laws and Regulators

     We are authorized to conduct general banking business and to provide financial services under, and subject to the requirements set forth in, the German Banking Act (Kreditwesengesetz).

     We are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority and the Deutsche Bundesbank (referred to as Bundesbank, the German central bank). The European Central Bank regulates us in regard to minimum reserves on deposits. We are materially in compliance with the German laws that are applicable to our business.

The German Banking Act

     The German Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. The German Banking Act defines a “banking institution” (Kreditinstitut) as an enterprise that engages in one or more of the financial activities defined in the Act as “banking business.” The German Banking Act also applies to “financial services institutions” (Finanzdienstleistungsinstitute). Banking institutions and financial services institutions are subject to the licensing requirements and other provisions of the German Banking Act.

     The German Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee) the secretariat of which is provided by the Bank for International Settlements (which we refer to as the BIS), as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures, the establishment of branches within the European Union and the creation of a single European Union-wide banking market with no internal barriers to cross-border banking services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway.

     In January 2001, the Basel Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are (1) to align capital requirements more closely with the underlying risks and (2) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The proposals are expected to be adopted by the Basel Committee during the course of 2003 and to become effective in the various countries that participate in the Basel Committee in 2006. If these proposals become effective, we may need to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs.

The German Securities Trading Act

     Under the German Securities Trading Act (Wertpapierhandelsgesetz), the German Federal Financial Supervisory Authority regulates and supervises securities trading in Germany. The German Securities Trading Act prohibits, among other things, insider trading with respect to securities admitted to trading or included in the over-the-counter market at a

German exchange or the exchange in another country that is a member state of the European Union or another contracting state of the Agreement on the European Economic Area.

     To enable the German Federal Financial Supervisory Authority to carry out its supervisory functions, banking institutions are subject to comprehensive reporting requirements with respect to securities and derivatives transactions. The reporting requirements apply to transactions for the banking institution’s own account as well as for the account of its customers. The German Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Security services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The German Federal Financial Supervisory Authority has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the German Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the German Securities Trading Act.

Regulation by the German Federal Financial Supervisory Authority

     The German Federal Financial Supervisory Authority is a federal regulatory authority and is supervised by the German Federal Ministry of Finance. It was formed on May 1, 2002, and assumed the responsibilities of the German Banking Supervisory Authority, the German Securities Trading Supervisory Authority and the German Insurance Supervisory Authority. The German Federal Financial Supervisory Authority issues regulations and guidelines that implement German banking laws and other laws affecting German banks.

     The German Federal Financial Supervisory Authority supervises the operations of German banks on an unconsolidated and a consolidated basis to ensure that they are in compliance with the German Banking Act and other applicable German laws and regulations. It places particular emphasis on compliance with capital adequacy and liquidity requirements, large exposure limits and restrictions on certain activities imposed by the German Banking Act and related regulations.

Regulation by the Bundesbank

     The Bundesbank supports the German Federal Financial Supervisory Authority and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as examinations to assess the adequacy of our capital base and risk management systems. In this supervisory role the Bundesbank follows the guidelines issued by the German Federal Financial Supervisory Authority acting in concert with the Bundesbank. The Bundesbank is also responsible for the collection and analysis of statistics and reports from German banks.

     Nevertheless, these two institutions have distinct functions. While the German Federal Financial Supervisory Authority has the sole authority to issue administrative orders (Verwaltungsakte) binding on German banks, it is required to consult with the Bundesbank before it issues general regulations (Verordnungen). In addition, the German Federal Financial Supervisory Authority must obtain the Bundesbank’s consent before it issues any general regulations or guidelines that would affect the Bundesbank’s operations, such as the Principles on Own Funds and Liquidity of Institutions (Grundsätze über die Eigenmittel und Liquidität der Institute), which relate to capital adequacy (Grundsatz I or “Principle I”) and liquidity (Grundsatz II or “Principle II”).

The European Central Bank Minimum Reserve Requirements

     The European Central Bank sets the minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions’ liabilities resulting from certain deposits, plus the issuance of bonds and money market instruments. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation.

Capital Adequacy Requirements

     German capital adequacy principles are based on the principle of risk adjustment. German capital adequacy principles, as set forth in Principle I, address capital adequacy requirements for both counterparty risk (Adressenausfallrisiko) and market price risk (Marktrisiko). German banks are required to cover counterparty and market risks with Tier I capital (Kernkapital or “core capital”) and Tier II capital (Ergänzungskapital or “supplementary capital”) (together, haftendes Eigenkapital or “regulatory banking capital”). They may also cover market price risk with Tier III capital (Drittrangmittel) and (to the extent not required to cover counterparty risk) with regulatory banking capital. The calculation of regulatory banking capital and Tier III capital is set forth below.

     Principle I requires each German bank to maintain a solvency ratio (Eigenkapitalquote) of regulatory banking capital to risk-weighted assets (gewichtete Risikoaktiva) of at least 8%. Risk-weighted assets include financial swaps, financial forward transactions, options and other off-balance sheet items. We further explain the calculation of risk-weighted assets below. The solvency ratio rules implement European Union directives, which in turn, were based on the recommendations of the Basel Committee at the BIS.

Regulatory Banking Capital and Risk-Weighted Assets

     Regulatory banking capital, the numerator of the solvency ratio, is defined in the German Banking Act for banks, such as ourselves, that are organized as stock corporations, as consisting principally of the following items:

     Tier I capital:

  Paid-in Subscribed Capital (not including capital with respect to preferred shares with cumulative dividend rights).

  Capital Reserves.

  Earnings (Revenues) Reserves.

  Fund for General Banking Risks. A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.

  Silent Partnership Interests (stille Beteiligungen). Silent partnership interests are hybrid participations in the business of a bank. Such interests are subject to certain conditions, including a minimum term of five years, noncumulative dividends, participation in the bank’s losses and subordination to the rights of all creditors in the event of insolvency or liquidation of the bank.

     Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier I capital calculation.

     Tier II capital (limited to the amount of Tier I capital):

  Paid-in Subscribed Capital. This is capital with respect to preferred shares with cumulative dividend rights.

  Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

  Longer-term Subordinated Debt. (Limited to 50% of the amount of Tier I capital) This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

  Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz). A bank may include 45% of these reserves in regulatory banking capital. However, any reserves included in regulatory banking capital must have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings.

  Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other nonbanking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4% of the book value of the receivables and securities recorded.

  Certain Unrealized Reserves. These may include up to 45% of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 35% of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4% of its risk- weighted assets. Reserves may be included in Tier II capital only up to a maximum amount of 1.4% of risk-weighted assets.

     Capital components that meet the above criteria and which a bank has provided to another bank, financial services institution or financial enterprise which is not consolidated with the bank for regulatory purposes, are subtracted from the bank’s regulatory banking capital if the bank holds more than 10% of the capital of such other bank, financial services institution or financial enterprise or to the extent the aggregate book value of such investments exceeds 10% of the bank’s regulatory banking capital.

     The calculation of risk-weighted assets, the denominator of the solvency ratio, is set forth in Principle I. Assets are assigned to one of five basic categories of relative credit risk based on the debtor and the type of collateral, if any, securing the respective assets. Each category has a risk-classification multiplier (0%, 10%, 20%, 50% and 100%). The balance sheet value of each asset is then multiplied by the risk-classification multiplier for the asset’s category. The resulting figure is the risk-weighted value of the asset.

     Off-balance sheet items, such as financial guarantees, letters of credit, swaps and other financial derivatives, are subject to a two-tier adjustment. First, the value of each item is determined. The value of each item is multiplied by one of three risk-classification multipliers (20%, 50% and 100%) depending on the type of instrument. In the second step, the off- balance sheet item is assigned to one of the five credit risk categories set forth above for balance sheet items. Selection of an appropriate risk multiplier is based on the type of counterparty or debtor and the type of collateral, if any, securing the asset. The adjusted value of the off-balance sheet item is then multiplied by the risk multiplier to arrive at the risk-weighted value of the off-balance sheet item.

Tier III Capital and Market Price Risk

     Principle I also sets forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:

  foreign exchange positions;

  commodities positions;

  certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and

  options positions.

     The net risk-weighted market price risk positions must be covered by Own Funds (Eigenmittel) that are not required to cover counterparty risk. Own Funds consist of regulatory banking capital (Tier I plus Tier II capital) and Tier III capital. The calculation of risk-weighted market price risk positions must be made in accordance with specific rules set forth in Principle I or, at the request of a bank, in whole or in part in accordance with the bank’s internal risk rating models approved by the German Federal Financial Supervisory Authority.

     At the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:

  the difference between the bank’s regulatory banking capital and 8% of its aggregate amount of risk-weighted risk assets; and

  the bank’s Tier III capital.

     Tier III capital consists of the following items:

  Net Profits. Net profits are defined as the proportionate profit of a bank which would result from closing all trading book positions at the end of a given day minus all foreseeable expenses and distributions and minus losses resulting from the banking book which would likely arise upon a liquidation of the bank.

  Short-term Subordinated Debt. This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.

     Net profits and short-term subordinated debt qualify as Tier III capital only up to an amount which, together with the supplementary capital not required to cover risks arising from the banking book (as described below), does not exceed 250% of the core capital required to cover risks arising from the banking book.

     The German Banking Act defines the banking book as all positions and transactions that are not part of the trading book. The trading book is defined as consisting primarily of the following:

  financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements;

  positions and transactions for the purpose of hedging market price risks arising from the trading book and related refinancing transactions;

  transactions subject to the designation of the counterparty (Aufgabegeschäfte);

  payment claims in the form of fees, commissions, interest, dividends and margins directly linked to trading book positions; and

  repurchase, lending and similar transactions related to trading book positions.

Consolidated Regulation and Supervision

     The German Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole meets the Own Funds requirements. Under the German Banking Act, a group of institutions consists of a bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50% of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties.

Capital Requirements under the Basel Capital Accord

     We have agreed with the German Federal Financial Supervisory Authority to calculate and report our consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (which we call the Basel Capital Accord) in addition to the calculation and reporting requirements in accordance with the German Banking Act as described above. The Basel Capital Accord provides that banks shall maintain (on a consolidated basis) a risk-based core capital ratio of at least 4% and a risk- based regulatory banking capital ratio of at least 8%. In some respects (for example, for the treatment of goodwill and commercial real estate loans), the calculation of these ratios is different from the calculation under the German Banking Act.

Liquidity Requirements

     The German Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. Principle II prescribes these specific liquidity requirements applicable to banks and to certain financial services institutions. The liquidity requirements set forth in Principle II are based on a comparison of the remaining terms of certain assets and liabilities. Principle II requires maintenance of a ratio (Liquiditätskennzahl or “one-month liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. German banks and certain financial services institutions are required to report the one-month liquidity ratio and estimated liquidity ratios for the next eleven months to the German Federal Financial Supervisory Authority on a monthly basis. The liquidity requirements set forth in Principle II do not apply on a consolidated basis.

Limitations on Large Exposures

     The German Banking Act and the Large Exposure Regulation (Grosskredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks on an unconsolidated and a consolidated basis through restrictions on large exposures (Grosskredite). The large exposure rules distinguish between the following two types of institutions:

  banks and groups of institutions with minor trading book positions that are not subject to the rules relating to the trading book (see “—Capital Adequacy Requirements”); and

  banks and groups of institutions that are subject to the rules relating to the trading book (trading book institutions).

     Deutsche Bank AG is a trading book institution.

Banking Book Large Exposures and Aggregate Book Large Exposures

     The large exposure rules contain separate restrictions for large exposures related to the banking book (banking book large exposures) and aggregate large exposures (aggregate book large exposures) of a bank or group of institutions.

     Banking book large exposures are exposures incurred in the banking book and related to a single client (and clients affiliated with it) that equal or exceed 10% of a bank’s or group’s regulatory banking capital. Individual banking book large exposures must not exceed 25% of the bank’s or group’s regulatory banking capital (20% in the case of exposures to affiliates of the bank that are not consolidated for regulatory purposes).

     Aggregate book large exposures are created when the sum of banking book large exposures and the exposures incurred in the trading book related to a client (and clients affiliated with it) (trading book large exposures) equals or exceeds 10% of the bank’s or group’s Own Funds. The 25% limit (20% in the case of unconsolidated affiliates), calculated by reference to a bank’s or group’s Own Funds, also applies to aggregate book large exposures. Exposures incurred in the trading book include:

  the net amount of long and short positions in financial instruments involving interest rate risk (interest net positions);

  the net amount of long and short positions in financial instruments involving equity price risk (equity net positions); and

  the counterparty risk arising from positions in the trading book.

     In addition to the above limits, the total banking book large exposures must not exceed eight times the bank’s or group’s regulatory banking capital, and the aggregate book large exposures must not exceed in the aggregate eight times the bank’s or group’s Own Funds.

     A bank or group of institutions may exceed these ceilings only with the approval of the German Federal Financial Supervisory Authority. In such a case, the bank or group is required to support the amount of the large exposure that exceeds the ceiling with regulatory banking capital (in the case of ceilings calculated with respect to regulatory banking capital) or with Own Funds (in the case of ceilings calculated with respect to Own Funds) on a one-to-one basis.

     Furthermore, total trading book exposures to a single client (and clients affiliated with it) must not exceed five times the bank’s or group’s Own Funds, to the extent such Own Funds are not required to meet the capital adequacy requirements with respect to the banking book. Total trading book exposures to a single client (and clients affiliated with it) in excess of the aforementioned limit are not permitted.

Limitations on Significant Participations

     The German Banking Act places limitations on the investments of deposit-taking banks, such as ourselves, in enterprises outside the financial and insurance industry, where such investment (called a “significant participation”):

  directly or indirectly amounts to 10% or more of the capital or voting rights of an enterprise; or

  would give the owner significant influence over the management of the enterprise.

     Participations that meet the above requirements are not counted as significant participations if the bank does not intend for the participation to establish a permanent relationship with the enterprise in which the participation is held. For purposes of calculating significant participations, all indirect participations held by a bank through one or more subsidiaries are fully attributed to the parent bank.

     The nominal value (as opposed to book value or price paid) of a bank’s significant participation in an enterprise must not exceed 15% of the bank’s regulatory banking capital. Furthermore, the aggregate nominal value of all significant participations of a bank must not exceed 60% of the bank’s regulatory banking capital. A bank may exceed those ceilings only with the approval of the German Federal Financial Supervisory Authority. The bank is required to support the amount of the significant participation or participations that exceed a ceiling with regulatory banking capital on a one-to-one basis.

     The limitations on significant participations also apply on a consolidated basis.

Financial Statements and Audits

     Compliance with the capital adequacy requirements is determined based on financial statements prepared in accordance with German GAAP. German GAAP for banks primarily reflect the German Commercial Code (Handelsgesetzbuch) and the Regulation on Accounting by Credit Institutions (Verordnung über die Rechnungslegung der Kreditinstitute). The Regulation on Accounting by Credit Institutions requires a uniform format for the presentation of financial statements for all banks. German GAAP provide the basis for the calculation of the capital adequacy ratios pursuant to the German Banking Act both on an unconsolidated basis and on a consolidated basis.

     German GAAP differ from U.S. GAAP in many respects. For example, under German GAAP, banks may calculate their regulatory banking capital by including funds for general banking risks and reserves for general banking risks. We do not maintain any such funds or reserves. Were we to do so, they would not appear on our balance sheet prepared in accordance with U.S. GAAP. (These funds or reserves are unrelated to allowances for credit losses and the other reserves for risk—apart from regulatory banking capital itself—we describe in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk—Risk Management.”) Because we manage credit risk using our allowances for credit losses, we do not expect to create these funds or reserves.

     Pursuant to the German Commercial Code, exchange-listed companies, such as us, are permitted to prepare their consolidated financial statements in accordance with certain internationally recognized accounting principles, such as IAS and U.S. GAAP. These statutory rules, however, apply only until and including the financial year 2004. We have prepared our consolidated annual financial statements as of December 31, 2002 in accordance with U.S. GAAP. In July 2002, the European Union issued a Regulation which requires companies governed by the law of a European Union member state to prepare their financial statements from and including the financial year 2005 onwards in accordance with IAS, if their securities are admitted to trading on a regulated market in the European Union. The member states may postpone the application of this Regulation until 2007 for companies like us which have their securities also listed outside the European Union and apply other internationally recognized accounting standards like U.S. GAAP.

     Compliance with the capital adequacy ratios pursuant to the Basel Capital Accord (see “—Capital Adequacy Requirements—Regulatory Banking Capital”) was based on financial statements prepared under IAS until the end of 2000. Beginning in 2001, we determine our compliance with such capital adequacy ratios on the basis of financial statements prepared in accordance with U.S. GAAP.

     Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates and supervises the audit. The German Federal Financial Supervisory Authority must be informed of and may reject the accountant’s appointment.

     The German Banking Act requires that a bank’s accountant inform the German Federal Financial Supervisory Authority of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the financial position of the bank. The accountant is also required to notify the German Federal Financial Supervisory Authority in the event of a material breach by management of the articles of association or of any other applicable law.

     The accountant is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht) for submission to the bank’s supervisory board, the German Federal Financial Supervisory Authority and the Bundesbank.

Reporting Requirements

     The German Federal Financial Supervisory Authority and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks.

Internal Auditing

     The German Federal Financial Supervisory Authority requires every German bank to have an effective internal auditing department. The internal auditing department must be adequate in size and quality and must establish adequate procedures for monitoring and controlling the bank’s activities.

     Banks are also required to have a written plan of organization that sets forth the responsibilities of the employees and operating procedures. The bank’s internal audit department is required to monitor compliance with the plan.

Enforcement of Banking Regulations; Investigative Powers

Investigations and Official Audits

     The German Federal Financial Supervisory Authority conducts audits of banks on a random basis, as well as for cause. It may require banks to furnish information and documents in order to ensure that the bank is complying with the German Banking Act and its regulations. The German Federal Financial Supervisory Authority may conduct investigations without having to state a reason for its investigation.

     The German Federal Financial Supervisory Authority may also conduct investigations at a foreign entity that is part of a bank’s group for regulatory purposes in order to verify data on consolidation, large exposure limitations and related reports. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.

     The German Federal Financial Supervisory Authority may attend meetings of a bank’s supervisory board and shareholders’ meetings. It also has the authority to require that such meetings be convened.

Enforcement Powers

     The German Federal Financial Supervisory Authority has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank’s managers from office or prohibit them from exercising their current managerial capacities. If a bank’s Own Funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy the deficiency within a certain period, then the German Federal Financial Supervisory Authority may prohibit or restrict the bank from distributing profits or extending credit. This prohibition also applies to the parent bank of a group of institutions in the event that the Own Funds of the group are inadequate on a consolidated basis. If a bank fails to meet the liquidity requirements, the German Federal Financial Supervisory Authority may also prohibit the bank from making further investments in illiquid assets.

     If a bank is in danger of defaulting on its obligations to creditors, the German Federal Financial Supervisory Authority may take emergency measures to avert default. These emergency measures may include:

  issuing instructions relating to the management of the bank;

  prohibiting the acceptance of deposits and the extension of credit;

  prohibiting or restricting the bank’s managers from carrying on their functions; and

  appointing supervisors.

     If these measures are inadequate, the German Federal Financial Supervisory Authority may revoke the bank’s license and, if appropriate, order the closure of the bank.

     To avoid the insolvency of a bank, the German Federal Financial Supervisory Authority may prohibit payments and disposals of assets, close the bank’s customer services, and prohibit the bank from accepting any payments other than payments of debts owed to the bank. Only the German Federal Financial Supervisory Authority may file an application for the initiation of insolvency proceedings against a bank.

     Violations of the German Banking Act may result in criminal and administrative penalties.

Deposit Protection in Germany

The Deposit Guarantee Act

     The Law on Deposit Insurance and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, the Deposit Guarantee Act) provides for a mandatory deposit insurance system in Germany. It requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (Entschädigungseinrichtungen). The investor compensation institutions are supervised by the

German Federal Financial Supervisory Authority. Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as us.

     The investor compensation institutions collect and administer the contributions of the member banks and settle the compensation claims of investors in accordance with the Deposit Guarantee Act. In the event a bank’s financial condition leaves the bank permanently unable to repay deposits or perform its obligations under securities transactions, the Deposit Guarantee Act authorizes creditors of the bank to make claims against the bank’s investor compensation institution. Certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not eligible to make such claims.

     Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. Investor compensation institutions are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Investor compensation institutions’ liabilities for failed banks are limited to 90% of the aggregate value of each creditor’s deposits with the bank and to 90% of the aggregate value of obligations arising from securities transactions. The maximum liability of an investor compensation institution to any one creditor is limited to € 20,000.

     Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee Act.

Voluntary Deposit Protection System

     Liabilities to creditors that are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 30% of the bank’s core capital and supplementary capital (to the extent that supplementary capital does not exceed 25% of core capital). Liabilities to other banks and other specified institutions, and obligations of banks represented by instruments in bearer form, are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.

     Banks that participate in the Deposit Protection Fund make regular contributions to the fund based on their liabilities to customers, and may be required to make special contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose.

Regulation and Supervision in the United States

     Our operations are also subject to extensive federal and state regulation and supervision in the United States. Banking and securities laws, as well as the regulations of the Federal Reserve Board, the New York State Banking Department, the Securities and Exchange Commission and other applicable regulators, govern many aspects of our U.S. businesses. We engage in U.S. banking activities directly through our New York branch. In addition, we also control several U.S. banking subsidiaries, including DBTCA in New York, New York, Deutsche Bank Florida N.A. in Palm Beach, Florida, and Deutsche Bank Trust Company Delaware in Wilmington, Delaware, and U.S. broker-dealers, such as Deutsche Bank Securities Inc. and NDB Capital Markets, LP, as well as several nondeposit trust companies in the United States. We also control several U.S. nonbanking subsidiaries.

Regulatory Authorities

     We and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor” since Deutsche Bank AG is a bank holding company under the U.S. Bank Holding Company Act of 1956 (as amended; we refer to this Act as the Bank Holding Company Act) by virtue of, among other things, our ownership of DBTCA. Our New York branch is also supervised by the New York State Banking Department.

     DBTCA is a state-chartered bank and is a member of the Federal Reserve System, the deposits of which are insured by the Federal Deposit Insurance Corporation (referred to as the FDIC). As such, DBTCA is subject to regulation, supervision and examination by both the Federal Reserve Board and the New York Banking Department and to relevant FDIC regulation. Deposits with our New York branch are not insured (or eligible for deposit insurance) by the FDIC. Our federally-chartered banking operations–including Deutsche Bank Florida N.A. and Deutsche Bank National Trust Company–are also subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. We and certain of our subsidiaries are also subject to regulation, supervision and examination by the state banking regulators of certain of the states in which we conduct banking operations, including New York, Delaware, Connecticut, New Jersey and Texas.

Restrictions on Activities

     Federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in nonbanking activities in the United States. The Gramm- Leach-Bliley Act, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Prior to the Gramm-Leach- Bliley Act, the Bank Holding Company Act restricted us from acquiring U.S. companies engaged in nonbanking activities unless the Federal Reserve Board determined that those activities were a proper incident to banking, managing or controlling banks, or that another exemption applied. Moreover, prior Federal Reserve System approval was required to engage in new activities and to make nonbanking acquisitions in the United States. Following the Gramm-Leach-Bliley Act, qualifying bank holding companies and foreign banks that become financial holding companies may engage in a substantially broader range of nonbanking activities in the United States, including securities, merchant banking, insurance and other financial activities, in many cases without prior notice to, or approval from, the Federal Reserve System or any other U.S. banking regulator. The Gramm-Leach-Bliley Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

     Certain provisions of the Bank Holding Company Act governing the acquisition of U.S. banks were not affected by the Gramm-Leach-Bliley Act. Accordingly, as was the case prior to enactment of the Gramm-Leach-Bliley Act, we are required to obtain the prior approval of the Federal Reserve System before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of any U.S. bank or bank holding company. Under the Bank Holding Company Act and regulations issued by the Federal Reserve System, our U.S. banking operations (including our New York branch and DBTCA) are also restricted from engaging in certain “tying” arrangements involving products and services.

     Under the Gramm-Leach-Bliley Act and related Federal Reserve Board regulations, we became a financial holding company effective March 2000. To qualify as a financial holding company, we were required to certify and demonstrate that we and our depository institutions were “well capitalized” and “well managed” and that DBTCA and certain of our other U.S. subsidiary banks met certain requirements under the Community Reinvestment Act. These standards, as applied to us, are comparable to the standards U.S. domestic banking organizations must satisfy to qualify as financial holding companies. In particular, we and our U.S. depository institutions are required to maintain capital ratios comparable to that of a well-capitalized U.S. bank, including a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In addition, we and our U.S. depository institutions must remain well managed. If in the future we or one of the U.S. depository institutions controlled by us cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly-authorized financial activities or terminate our U.S. banking operations. Our ability to undertake acquisitions permitted to financial holding companies could also be adversely affected.

     The Gramm-Leach-Bliley Act and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers.

     In addition, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. In May 2001, the Securities and Exchange Commission issued interim rules defining certain terms in the “push-out” provisions and granting banks additional exemptions from broker-dealer registration. Since that time, the Securities and Exchange Commission has made modifications to the proposed rules and has extended the time period for compliance with such rules several times. The rules narrowing the exclusion of banks from the definition of “broker” are scheduled to become effective on May 12, 2003. The rules narrowing the exclusion of banks from the definition of “dealer” are scheduled to become effective on September 30, 2003. It is possible that the Securities and Exchange Commission will further modify these rules or delay their effectiveness. As a result of these rules, it is likely that certain securities activities currently conducted by DBTCA and our New York branch will need to be restructured or transferred to one or more U.S. registered broker-dealer affiliates.

     In addition, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may engage only in activities that would be permissible for their federally-chartered or licensed counterparts, unless the FDIC (in the case of DBTCA) or the Federal Reserve Board (in the case of our New York branch) were to determine that the additional activity would pose no significant risk to the FDIC’s Bank Insurance Fund (in the case of DBTCA) and is consistent with sound banking practices (in the case of DBTCA and our New York branch). United States federal banking laws also subject state branches and agencies to the same single- borrower lending limits that apply to federal branches or agencies, which generally are the same as the lending limits applicable to national banks. These single-borrower lending limits are based on the capital ratio of the entire foreign bank.

     Under the International Banking Act of 1978, as amended, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.

Our New York Branch

     Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations effective through December 18, 2002, our New York branch was required to maintain eligible assets with banks in the State of New York in an amount equal to 5% of its liabilities (excluding liabilities to other offices and our subsidiaries), as security for the protection of depositors and certain other creditors. Effective December 18, 2002, these regulations were amended to reduce the amount of assets required to be pledged to 1% of liabilities, subject to a maximum of $400,000,000 in the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York

branch has been. These eligible assets consist of specified types of governmental obligations, U.S. dollar deposits, investment-grade commercial paper, obligations of certain international financial institutions and other specified obligations. Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.

     The New York State Banking Law also empowers the Superintendent of Banks to establish asset maintenance requirements for branches of foreign banks, expressed as a percentage of each branch’s liabilities. The presently designated percentage is 0%, although the Superintendent may impose additional asset maintenance requirements upon individual branches on a case-by-case basis. No such requirement has been imposed upon our New York branch.

     The New York State Banking Law authorizes the Superintendent of Banks to take possession of the business and property of a New York branch of a foreign bank under circumstances similar to those that would permit the Superintendent of Banks to take possession of the business and property of a New York state-chartered bank. These circumstances include violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. Pursuant to Section 606.4(a) of the New York State Banking Law, in liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Banks for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Banks will turn over the remaining assets, if any, to the foreign bank or a duly appointed liquidator or receiver for the bank.

     Under the New York State Banking Law, our New York branch is generally subject to the same limits on lending to a single borrower, expressed as a ratio of capital, that apply to a New York state-chartered bank, except that for our New York branch such limits are based on our worldwide capital (as are the federal law limits described above).

Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)

     DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund (calculated using a risk-based assessment system). These assessments are based on deposit levels and other factors.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (which we refer to in this document as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes undercapitalized, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5% of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator. Since the enactment of FDICIA, DBTCA has been categorized as “well capitalized” under Federal Reserve System regulations.

Other

     In the United States, our U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

  sales methods;

  trade practices among broker-dealers;

  use and safekeeping of customers’ funds and securities;

  capital structure;

  recordkeeping;

  the financing of customers’ purchases; and

  the conduct of directors, officers and employees.

     In addition, our principal U.S. SEC-registered broker dealer subsidiary, Deutsche Bank Securities Inc., is a member of and regulated by the New York Stock Exchange and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Regulation and Supervision in Other Jurisdictions

     Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks and monetary authorities, which supplement the home country supervision exercised by the German Federal Financial Supervisory Authority.

     For our branches within the European Economic Area, our primary regulator remains the German Federal Financial Supervisory Authority pursuant to the “European Passport” we summarize above. Where we operate a branch outside the European Economic Area we do so under two licenses: our German banking license and a license from the host country. We may conduct businesses in the host country only to the extent that our German banking license and the host country’s license both permit them. When we operate a subsidiary outside Germany, the subsidiary holds whichever license is required by local law.

Organizational Structure

     We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02(w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors, except that we have provided information on Taunus Corporation’s principal subsidiaries to give you an idea of Taunus’ business. Except where stated otherwise, we own 100% of the equity voting interests in these significant subsidiaries.

Subsidiary	Place of Incorporation

Taunus Corporation(1)	Delaware, United States
Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)(2)	New York, United States
Deutsche Bank Securities Inc. (formerly Deutsche Banc Alex. Brown Inc)(3)	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft (formerly Deutsche Bank 24 Aktiengesellschaft)(4)	Frankfurt am Main, Germany
Deutsche Asset Management Europe GmbH(5)	Frankfurt am Main, Germany
DWS Investment GmbH(6)	Frankfurt am Main, Germany
DB Enterprise GmbH & Co. Zweite Beteiligungs KG(7)	Norderfriedrichskoog, Germany
DB Enterprise GmbH & Co. Dritte Beteiligungs KG(8)	Norderfriedrichskoog, Germany

(1) This company is a holding company for most of our subsidiaries in the United States.

(2) This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State- chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

(3) This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.

(4) The primary activity of this company is retail banking in Germany.

(5) We own 96.5% of both the equity voting rights and equity interest in this company. This company is a German limited liability company and operates as an umbrella company for DWS Investment GmbH and a number of other European mutual fund companies located in Luxembourg, France, Austria, Switzerland, Italy and Poland.

(6) This company, in which Deutsche Asset Management Europe GmbH owns 100% of the equity voting interests, is a limited liability company that operates as a mutual fund manager.

(7) This company was a holding company for our shareholdings in Allianz Aktiengesellschaft and DaimlerChrysler Aktiengesellschaft.

(8) This company was a holding company for our shareholdings in Münchener Rückversicherungs-Gesellschaft AG.

Property, Plant and Equipment

     On December 31, 2002, we operated in 76 countries out of 1,711 facilities around the world, of which 55% were in Germany. We lease a majority of our offices and branches under long term agreements.

     On December 31, 2002, we owned land and buildings with a total book value of approximately € 6.0 billion. Of this amount, we were using land and buildings with a carrying value of approximately € 3.8 billion (64%) for our own operations and we held land and buildings with a carrying value of approximately € 2.2 billion (36%) for investment purposes.

     In February 2003, we announced the simultaneous sale of two prime City of London real estate investments. We have entered into agreements with The British Land Company PLC for the sale of the long leasehold (999 years) of 1 Appold Street and with KanAm grundinvest Fonds for our 55% interest in Winchester House. We will remain in occupancy of these properties for a minimum of 15 years.

     We continually review our property requirements worldwide and intend to enter into new leases or purchase additional property for office space in some locations in the short- to medium-term future.

     See note 35 to our consolidated financial statements regarding the damage to our property resulting from the September 11 terrorist attacks.

Information Required by Industry Guide 3

     Please see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Credit Loss Experience and Allowance for Loan Losses,” note 5 to the consolidated financial statements, and pages S-1 through S-9 of the supplemental financial information for information required by Industry Guide 3.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     You should read the following discussion and analysis in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Independent Auditors’ Report” on page F-2.

Critical Accounting Policies

     We have prepared the consolidated financial statements in this document in accordance with U.S. GAAP. In preparing our consolidated financial statements, we make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management estimation and underlying assumptions. Since estimating future events and their effects cannot be perceived with certainty, these estimates and assumptions could result in materially different amounts reported if conditions or underlying circumstances were to change. A critical accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. It is dependent on events remote in time that may or may not occur or it is not capable of being readily calculated from generally accepted methodologies or derived with some degree of precision from available data. A critical accounting estimate also involves estimates where management could have reasonably used another estimate in the current accounting period. An estimate could also be deemed critical if changes in the accounting estimate are reasonably likely to occur from period to period and have a material impact on financial condition, changes in financial condition or results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5: Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results. For a detailed discussion of these and other accounting policies, see note 1 to the consolidated financial statements.

Allowance for Loan Losses

     We maintain an allowance for loan losses for exposures in our portfolio that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses include a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect the consolidated statement of income. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Personal Banking Corporate Divisions.

     The specific loss component is the allowance for losses on loans for which management believes we will be unable to collect all of the principal and interest due under the loan agreement. This component results in the largest portion of our allowance and requires consideration of various underlying factors. These assumptions include, but are not limited to, the financial strength of our customers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. Some of the underlying factors used in determining the inherent loss component, include, but are not limited to, historical loss experience and political, economic and other relevant factors. Significant changes in any of these factors could materially affect the consolidated statement of income. For example, if our current assumptions about expected future cash flows used in determining the specific loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.

     Our provision for loan losses totaled € 2.1 billion, € 1.0 billion and € 478 million for the year ended December 31, 2002, 2001, and 2000, respectively.

     For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk-Risk Management-Credit Loss Experience and Allowance for Loan Losses” and notes 7 and 8 to the consolidated financial statements.

Impairment of Assets other than Loans

     Certain assets, including goodwill and other intangible assets, equity method and direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, and premises and equipment, are subject to an impairment review. We record impairment charges when we believe an asset has experienced an other than temporary decline in value, or its cost may not be recoverable. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgement.

     Goodwill and other intangible assets with indefinite useful lives are tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill or other intangible assets may be impaired, such as an adverse change in business climate. Impairment is recorded if the fair value of goodwill is less than its carrying amount, or if the fair value of an intangible asset with an indefinite useful life is less than its carrying amount. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgements and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2002, goodwill had a carrying amount of € 8.4 billion. Evaluation of impairment is a significant estimate for multiple divisions. During 2002, an impairment charge for goodwill was recorded after an assessment for impairment was made due to a change in the estimated fair value as a result of holding a significant portion of our Private Equity business unit for sale in our Corporate Investments Group Division. For further discussion on goodwill and other intangible assets, see note 12 to the consolidated financial statements.

     Other intangible assets with finite useful lives and property, plant and equipment are evaluated for impairment when indicators of impairment exist. If the sum of the undiscounted future cash flows expected to result from an asset is less than the reported value, an impairment must be recognized to the extent the fair value of the asset is less than its carrying amount. If the asset is held for sale, the impairment charge is recorded based on the lower of the asset’s carrying value or fair value less cost to sell. If an asset is to be disposed of by a means other than sale, when the asset ceases to be used a loss is recorded for any excess of carrying value over salvage value. For additional information on property, plant and equipment, see note 11 to the consolidated financial statements and for further discussion on intangible assets, see note 12 to the consolidated financial statements.

     Equity method investments, direct investments and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the issuer, such as a downgrade in credit rating. Because this specific information may become available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. If the decline in fair value below cost of the investment is determined to be other than temporary, an impairment loss is recognized to the extent the carrying value of the investment exceeds fair value. Determining whether a decline in value is other than temporary requires judgment. We recognized an other-than- temporary impairment for equity method investments, direct investments and securities available for sale in 2002 and 2001. Securities available for sale are carried at fair value with net unrealized gains and losses included in other comprehensive income. Any unrealized losses included in other comprehensive income are not recorded in earnings until the losses are realized or determined to be an other-than-temporary impairment. For additional information on securities available for sale, see note 5 to the consolidated financial statements and for equity method investments and direct investments, see note 6 to the consolidated financial statements.

Deferred Tax Asset Valuation Allowances

     We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation allowance to the amount that based on available evidence management believes will more likely than not be realized. We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense in the period such determination was made.

     We have considered future taxable income, the mix of earnings in the locations where we operate, and tax planning strategies in determining the need for a valuation allowance. We could be required to increase the valuation allowance if we were unable to generate sufficient taxable income. Our income tax provision included charges related to changes in valuation allowances of approximately € 254 million and € 286 million for the year ended December 31, 2002 and 2001, respectively. As a result of a reduction of our valuation allowance, we had an income tax benefit of € 108 million for the year ended December 31, 2000. These changes were a result of reviews of the factors discussed above.

Fair Value Estimates

     Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded contracts and venture capital companies, may not be available.

     When quoted market prices are not available, derivatives and securities values are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using pricing models is dependent upon time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. Pricing adjustments to model or portfolio valuations consider liquidity, credit exposure, concentration risks, hedging strategies, quality of model inputs, and other factors.

     Where valuation of financial instruments is subjective due to the lack of observable market prices or inputs, management must apply judgment to make estimates and certain assumptions. For example, if prices or inputs to financial models are used for similar financial instruments, judgment is applied to make appropriate adjustments for differences in credit risk, liquidity or other factors. Because the fair value determined may differ from actual net realizable value, this estimate is considered a critical accounting estimate. These estimates are critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trade certain over-the-counter, derivatives some of which may have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which may hold investments that are not actively traded.

Effects of German Tax Reform Legislation and Accounting for Income Taxes

     You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes results in a negative impact on our results of operations in 2002 and 2001 and a large positive impact in 2000. These impacts totaled an expense of € 2.8 billion in 2002, € 995 million in 2001 and a benefit of € 9.3 billion in 2000. We therefore recommend that you also consider our net income for 2002, 2001 and 2000 excluding the effect of the impact of changes in income tax rates when you compare 2002, 2001 and 2000 to one another and to earlier and future periods.

     Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45% to 40%. In October 2000, the German government enacted comprehensive tax reform legislation.

     The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:

  The corporate income tax rate declined, beginning on January 1, 2001, to 25% for all corporate profits. Until the end of 2000, the rates were 40% for retained profits and 30% for distributed profits.

  The tax rate applicable to capital gains on the sale of equity securities eligible under the legislation was, beginning on January 1, 2002, reduced to zero. Until that date, the tax rate that applied to capital gains on these sales was the same as the tax rate applicable to ordinary income. For 2000, this tax rate change resulted in a tax benefit of € 9.0 billion.

     The following is a description of the accounting treatment for these income tax rate changes and its effects on our results of operations.

     U.S. GAAP requires us to record all unrealized gains on available for sale securities, net of the related deferred tax provisions, in other comprehensive income. The deferred tax provisions are based on the excess of the fair value of these securities over our tax basis in them. At the end of each reporting period, we record deferred tax provisions and related deferred taxes payable based on the change in the unrealized gain for that period using the effective income tax rate we expect will apply in the period we expect to realize the gain. Since both the unrealized gains and the related deferred tax provision are recorded in other comprehensive income, neither the unrealized gains nor the deferred tax provision affects net income in that period.

     U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities include an extensive portfolio of eligible equity securities that had appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this new legislation. The elimination of the German tax on the capital gains on sales of eligible equity securities is responsible for the majority of the income tax benefit we recognized in 2000.

     Most of the eligible equity securities are among our industrial holdings. We acquired many of these industrial holdings, most of which we classify as available for sale securities under U.S. GAAP, many years ago, and most of them have appreciated in value considerably over that time. Since we intend to sell these industrial holdings in the most tax-efficient and commercially prudent manner possible, the estimated effective tax rate we applied to these unrealized gains when the new tax rate changes were enacted was essentially zero. As a result, most of the reductions in deferred tax liabilities associated with unrealized gains on our eligible equity securities related to our industrial holdings.

     Although we recorded the deferred tax provisions directly to other comprehensive income for unrealized gains on available for sale securities, U.S. GAAP nevertheless required that this adjustment to the related deferred tax liabilities for a change in expected effective income tax rates be recorded as an adjustment of income tax expense in the period the tax rate change is enacted.

     The adjustment to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:

  When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security’s share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 3.0 billion on December 31, 2002 and € 5.9 billion on December 31, 2001.

  This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.

  Although we have recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, any realized gains on these securities starting in 2002 will not result in any taxes actually payable in cash in the periods of the sales or any other time, unless the rates are changed again before we sell the securities. In other words, all of the deferred tax benefit and expense amounts are noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders’ equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the noncash income tax expense will have its effect, are both components of shareholders’ equity.

     The following table presents the level of unrealized gains and related effects in available for sale equity securities of DB Industrial Holdings, which held most of our portfolio of industrial holdings and which reflects both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. Since the deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000, the deferred tax amount relating to the tax rate changes in Germany currently exceeds the amount of related unrealized gains of the available for sale equity securities of DB Industrial Holdings.

	As of December 31,

	2002	2001	2000	1999

	(€ in billions)
Market value	€ 5.3	€ 14.1	€ 17.5	€ 21.8
Cost	5.0	5.7	5.6	5.8

Unrealized gains in Other Comprehensive Income	0.3	8.4	11.9	16.0
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.9	5.5	6.5	8.6

Other Comprehensive Income, net	€ (2.6)	€ 2.9	€ 5.4	€ 7.4

     As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 2.8 billion in 2002 and € 995 million in 2001 even though there is no tax actually payable on the gains.

     Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities.

     Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital nor in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Economic and Business Environment

     We engage in a wide range of commercial and investment banking activities around the world. The nature of our operations exposes us to changes in external economic trends. These include:

  general economic developments in our core markets of Germany, the rest of Europe, the United States and the Asia-Pacific region;

  interest rates in these markets; and

  exchange rates, particularly between the U.S. dollar and the euro and the pound sterling and the euro.

General Economic Developments

In Germany

     Germany contributed 44% of our net revenues in 2002 and 94% of our income before income taxes in the same period. In 2001, Germany contributed 45% of our net revenues and 61% of our income before income taxes. We define our net revenues as our net interest revenues after provision for loan losses plus noninterest revenues. More of our assets are located in Germany than in any other country. As of December 31, 2002, 29% of our assets were located in Germany; the comparable number was 34% as of December 31, 2001. In addition, as the largest economy in the euro zone, Germany’s economic conditions affect the business conditions, and therefore our business, elsewhere in the euro zone and elsewhere in Europe. Future economic developments there are likely to have a significant impact on our financial condition and results of operations.

     In 2000, the German economy grew by 2.9%, with net exports and investment spending being the main engines of growth. With the world economic outlook becoming increasingly clouded towards the end of 2000, investment spending started to decline. In addition, private consumption was curbed by the strong increase in inflation and the deterioration in the German labor market. After two quarters of negative growth in the second half of 2001, expectations of a rebound in 2002 as indicated by business surveys did not materialize; the German economy barely expanded in 2002, GDP grew just 0.2%, after 0.5% in 2001. Domestic demand was particularly weak, with private consumption recording the first decline since 1982 and investment in machinery and equipment falling by 8.4%. While many of our businesses were positively affected by the economic climate in Germany and the rest of the world in 2000, economic developments thereafter have had a negative impact, particularly on those businesses dependent on asset prices, such as investment banking and asset management.

In Other Regions

     Despite the continuing importance of Germany to our operations, an increasing proportion of our business is located elsewhere. Our net revenues from non-German sources increased from € 6.2 billion in 1998, or 38% of our total net revenues, to € 13.8 billion in 2002, or 56% of our total net revenues.

     The United States contributed about 21% of our total net revenues in 2002, and the United Kingdom about 22%. We also derived significant revenues from Australia, Argentina, Brazil, Canada, France, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Malaysia, Poland, Republic of Korea, Singapore, Spain and Switzerland. However, no country outside Germany, the United States and the United Kingdom accounted for as much as 5% of our net revenues in 2002.

     In recent years, economic growth in the major industrialized countries was shaped by the U.S. economy, which posted its longest expansion on record, and by the global boom in information technology (IT). This allowed Asian emerging markets to recover quickly from the 1997-98 emerging-markets crisis. However, during 2001, with the U.S. moving into recession and the collapse of the global IT boom, the world economy entered its first synchronous downswing in many years. The slump in business and consumer sentiment was exacerbated by the events of September 11. Declining asset prices and lower demand for capital and other financial services were detrimental to our global operations. Equity prices in particular reversed direction during the second quarter of 2000, continued to move downward through the middle of 2001, and then went sharply lower after the events of September 11. However, during the fourth quarter they recovered the losses triggered by September 11. Owing to substantial stimulus from fiscal and monetary policy the U.S. economy recovered strongly at the beginning of 2002. During the course of the year, U.S. economic momentum softened again, undermining the nascent recovery in other parts of the world.

     In the euro zone outside Germany and elsewhere in Western Europe, GDP growth remained strong until spring 2001, owing to more robust domestic demand, particularly private consumption. In 2002 it slowed substantially, although annual growth rates remained higher than in Germany.

     In Japan, the economy slipped back into recession in 2001. Despite quarterly GDP increases since the middle of 2002, Japan is still caught in its arduous restructuring crisis. In Singapore and the other emerging markets in Asia, the economies slowed substantially during 2001 due to the sharp decline in demand from the United States and the collapse in the global IT market. In 2002, Asia-Pacific economies moved in line with the U.S. economy, albeit at higher growth rates. The strong recovery in the first half tailed off in the second half of the year.

     The U.S. slowdown affected conditions in Latin America negatively. Argentina is still mired in the aftermath of its default. After much volatility in 2002, markets in Brazil responded with cautious relief to first official statements of newly elected President Lula da Silva, however, skepticism has remained. Doubts about the macroeconomic stability of Venezuela have risen despite the recent ending of civil unrest and disruptions in the country’s oil industry.

Interest Rate Developments

     Interest rate developments in Germany have been influenced strongly by international factors, particularly interest rate developments in the United States and the financial market turmoil in various emerging markets. Rates have generally been low by historical standards.

     The European Central Bank (referred to as the ECB) increased its key rate to 3.0% in November 1999 and continued increasing it in the course of 2000 to a level of 4.75% in an environment of stronger growth, rising inflation risks and a decline of the euro against other major currencies. In light of the global economic slowdown and its bigger than expected impact on the euro-zone economy, the ECB cut rates by 25 basis points in May 2001. Later in 2001, responding to declining oil prices and resulting deceleration in inflation and to concerns stemming from the events of September 11, the ECB cut interest rates another three times, bringing its key rate down to 3.25% by December. At the start of 2002 the ECB was confronted with a jump in the annual inflation rate to 2.7%. Despite a slowdown thereafter the inflation rate remained above 2% for most of the year. During the same time the outlook for the real economy in the euro area became more and more clouded, leading to substantial downward revisions for GDP forecasts for 2002 and 2003. The diverging trends kept the ECB on hold for most of the year, and it was only in December that it cut its key rate by 50 basis points, to 2.75%.

     Over most of 2000, ten-year German government bond yields remained in a range of 5 to 5.5% and declined to below 5% at year-end 2000 as the U.S. and the euro-zone economies weakened with a growing expectation that central banks would cut interest rates in 2001. After little change in the first quarter of 2001, yields on German ten-year government bonds climbed from 4.7% to a peak of 5.2% in the second quarter. This was the result of rising yields in the United States and deteriorating inflation expectations in the euro zone. After mid-year, the sharp fall in oil prices and the more clouded outlook for the European economy pushed yields lower to 4.5%. After September 11, this move was temporarily reinforced by “flight-to-quality” effects which brought yields down to 4.25%. Strong U.S. economic data and the temporary recovery in equity markets caused bond yields to rise back to around 5.25% by spring 2002. With a more negative outlook for the real economy and a further substantial sell-off in the equity market, German government bond yields declined again and reached 4.25% by year-end.

     In the aftermath of September 11, yields on ten-year U.S. Treasury bonds fell temporarily below those of their German counterparts. Following a reassessment of the medium-term fiscal outlook in the United States and better than expected economic data, yields on ten-year U.S. Treasury bonds moved almost 50 basis points above German yields. Towards the end of 2001 the spread began to narrow. By mid-2002 U.S. yields were again below their German counterparts, owing to a downward correction of expectations about the U.S. economy’s momentum. Thereafter, U.S. Treasury yields hovered between 20 and 60 basis points below German yields.

The following graph shows key long-term (ten-year government bonds) and short-term (three-month) interest rates in Germany:

German Interest Rates

     Measured by bond yields, financial market integration in the euro zone appears to have progressed noticeably further since the introduction of the euro. Since 2000 the spread between the weighted average yield of government bonds of European Monetary Union governments and ten-year German bonds has fluctuated in a narrow range of 5 to 25 basis points, even though the spreads between Germany and individual EMU countries have shown stronger fluctuations. In our businesses that are responsive to interest rate developments, this had the effect of smoothing differences among Germany and the other euro-zone economies.

     U.S. interest rates rose substantially until mid-2000 as the Federal Reserve raised interest rates several times due to the strong economy in the United States, with the last increase, to a federal funds level of 6.5%, initiated in May 2000. Ten-year government bond yields peaked at approximately 6.75% in early 2000. U.S. government bond yields began a strong decline after mid-2000. As the U.S. economy looked set to move into recession during 2001, the Federal Reserve started cutting interest rates in January. It continued its expansionary policy throughout the year and cut its federal funds target rate in eleven steps by a total of 475 basis points to stand at 1.75% by end-2001; in November 2002 it reduced the target rate by another 50 basis points. Despite these substantial rate cuts, yields on ten- year U.S. Treasury bonds increased significantly in the second quarter of 2001, reaching 5.5% in May. Thereafter, but before the terrorist attacks on September 11, the decline in oil prices and the economic downturn brought yields to around 4.8%.

     After September 11, “flight-to-quality” purchases and switching out of equities pushed ten-year yields to a low of 4.3% in early November. Subsequently, tentative optimism regarding the economy and flows back into equities resulted in a substantial correction with bond yields rising back to roughly 5.4%. Around mid-2002 the downward corrections to the U.S. growth outlook in combination with renewed weakness in equity markets pushed yields down again. They reached a temporary low of 3.6% in October. Towards the end of the year U.S. Treasury yields fluctuated in a 3.75% to 4.25% range. As a result, the difference between ten-year U.S. Treasury yields and three-month interest rates, which was still negative in January 2001, widened to around 350 basis points in the first half of 2002. After narrowing to 200 basis points in autumn, it widened again to 280 basis points in anticipation of and just after the 50 basis-point cut of the federal funds target rate in November.

The following graph shows key long-term (ten-year government bonds) and short-term (three-month) interest rates in the U.S.:

U.S. Interest Rates

Exchange Rate Developments

     In the first two years after the launch of the European Monetary Union on January 1, 1999, the euro lost about 28% of its value against the U.S. dollar, with the all-time low of U.S.$ 0.825 per euro reached in October 2000. Against the currencies of the euro zone’s 13 major trading partners, it depreciated by as much as 19% on average. Given the slowdown of the U.S. economy, the euro appreciated to levels of U.S.$ 0.95 at the start of 2001. However, by mid-year the realization that the European economy was also facing a substantial deceleration and hopes for an early recovery in the United States brought the euro back almost to its previous lows versus the U.S. dollar. In the second half of the year, the euro recovered somewhat, hovering slightly below U.S.$ 0.90 by year-end. In late spring 2002 concerns about the U.S. economy, the financing of the U.S. current account deficit and discussion about corporate governance in the U.S. gave the euro a lift versus the US dollar. After hovering around parity for most of the second half of 2002, the euro reached a three- year high at around US$ 1.05 at the turn of the year and moved up further to 1.08 in late February.

     Movements in exchange rates affect us in two primary ways. The first relates to the currencies involved in the transactions we enter into. Because of our global orientation and the nature of our decentralized business activities, we conduct transactions in multiple currencies. Changes in currency exchange rates often affect the manner in which we conduct our operations on a day-to-day basis, and we usually do not seek to quantify these effects. In general, however, we manage the foreign exchange risk inherent in our transactions and business activities by applying a strategy of matching exposures in the various currencies. For many of our businesses, we transfer these foreign exchange risks to designated trading units, either through funding transactions or internal hedges. This approach helps us ensure that our currency risks are concentrated in units that we have authorized to manage these types of risks. Within these trading units, we manage and monitor our aggregate currency risks along with various other elements of our market risk exposures on the basis of the value-at-risk concept. For further information related to this market risk management approach, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk-Risk Management.”

     The second way movements in exchange rates affect us relates to our financial statements.

  If a legal entity in our group has transactions denominated in currencies other than the entity’s functional currency, we translate these transactions into the entity’s functional currency and recognize a foreign currency gain or loss in the entity’s earnings.

  Next, because we report our financial results in euro, we then translate all of our non-euro-denominated assets and liabilities into euro at the exchange rate in effect on the balance sheet date, and our non-euro-denominated revenue and expense items into euro at the average exchange rate for the financial period. We report these net translation gains or losses in other comprehensive income within shareholders’ equity. The net gains or losses included in other comprehensive income were € (1.6) billion in 2002, € 85 million in 2001 and € 432 million in 2000. The effects of these currency translations and the impact on the various income and expense line items that appear throughout our consolidated statement of income could theoretically be disaggregated on a line-by-line basis. However, we believe it is not meaningful to do so across a mix of operations where business decisions are being taken with currency movements in mind.

Evolution of Our Business

     For a detailed description of management structure, see “Item 4: Information on the Company-Business Overview-Our Business and Management Structure.”

Trends in Recent Years

     We have experienced significant changes in the composition of our revenues and in the structure of our assets and liabilities in recent years. A major factor in the changing composition of our revenues is our emphasis on the growth of our investment banking, including our trading activities, and our asset management businesses. As competition in our traditional lending businesses has intensified and placed increasing pressure on lending margins, we have been de-emphasizing growth in these businesses.

     Additionally, due to the capital-intensive nature of most of our traditional lending business, we believe that we can generally realize higher returns on our capital employed in businesses where we earn commission and fee revenues or trading revenues. We have and continue to emphasize growth in our commission and fee revenues and profit from trading activities.

     Primarily as a result of these trends, our net interest revenues have fallen as a percentage of our revenues from 1998 to 2002. We measure our revenues for these purposes as a percentage of the total revenues we earn from our primary noninsurance customer- driven businesses. These are our net interest revenues, commissions and fees and trading revenues. The following charts show the relative contributions in 2002 and in 1998 of net interest revenues, commissions and trading revenues on this basis.

     In the context of weakness in most equities markets in 2002 and a continuing difficult economic environment in most regions, corporate activity in terms of mergers and acquisitions transactions and equities issues declined significantly in 2002 as did debt issues to a lesser extent. These factors contributed to the decline in revenues in our sales and trading and our advisory business.

Operating Results

     You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Overview

     The following table presents our condensed consolidated statement of income for 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Net interest revenues	€ 7,186	€ 8,620	€ 7,028
Provision for loan losses	2,091	1,024	478

Net interest revenues after provision for loan losses	5,095	7,596	6,550
Commissions and fee revenues	10,834	10,727	11,693
Trading revenues, net	4,024	6,031	7,625
Other noninterest revenues	4,503	4,163	8,133

Total noninterest revenues	19,361	20,921	27,451

Total net revenues	24,456	28,517	34,001
Compensation and benefits	11,358	13,360	13,526
Goodwill amortization/impairment	62	871	771
Restructuring activities	583	294	125
Other noninterest expenses	8,904	12,189	12,710

Total noninterest expenses	20,907	26,714	27,132

Income before income tax expense (benefit) and cumulative effect of accounting changes	3,549	1,803	6,869

Income tax expense	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect(1)	2,817	995	(9,287)

Income before cumulative effect of accounting changes, net of tax	360	374	13,513

Cumulative effect of accounting changes, net of tax(2)	37	(207)	—

Net income(1)(2)	€ 397	€ 167	€ 13,513

(1) Income tax expense of € 2.8 billion in 2002 and € 995 million in 2001 and € 9.3 billion of income tax benefit in 2000 resulted from changes in effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects above in “Effects of German Tax Reform Legislation and Accounting for Income Taxes.” The next table presents these figures excluding these effects.

(2) In 2002 and 2001, these figures reflect the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income below in “-Cumulative Effect of Accounting Changes.”

The following table shows our net income excluding cumulative effects of accounting changes and the effects of the tax rate changes we describe above:
	2002	Per Share (basic)	2001	Per Share (basic)	2000	Per Share (basic)

	(€ in millions, except per share amounts)
Net income	€ 397	€ 0.64	€ 167	€ 0.27	€ 13,513	€ 22.00
Cumulative effect of accounting changes, net of tax	(37)	(0.06)	207	0.33	—	—
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,817	4.58	995	1.61	(9,287)	(15.12)

Net income before accounting changes and the effect of tax rate changes	€ 3,177	€ 5.16	€ 1,369	€ 2.21	€ 4,226	€ 6.88

     In 2002 our net income was € 397 million, which includes tax expense of € 2.8 billion due to the reversal of tax benefits recorded in prior years for the effect of changes in German tax law. The cumulative effect of accounting changes increased net income by € 37 million. Net income was € 167 million in 2001, including tax expense of € 995 million representing the reversal of tax benefits recorded in prior years for the effect of German tax law changes. Net income in 2001 was further reduced by the € 207 million cumulative effect of accounting changes. Excluding the effect of tax law changes in both years, net income in 2002 and 2001 would have been € 3.2 billion and € 1.2 billion, respectively. Further, excluding the cumulative effect of accounting changes in both years, net income would have been € 3.2 billion in 2002 and € 1.4 billion in 2001.

     Net income in 2000 was € 13.5 billion and included a benefit from those German tax law changes of € 9.3 billion. Excluding this effect the net income in 2000 would have been € 4.2 billion. There was no cumulative effect of accounting changes in 2000.

     Basic earnings per share were € 0.64 in 2002, as compared to € 0.27 in 2001 and € 22.00 in 2000.

Net Interest Revenues

     Our net interest revenues in any period depend primarily on the following:

  the amounts and kinds of assets and liabilities we have, and the kinds of revenues they generate and expenses they incur;

  general levels of and movements in interest rates; and

  to a lesser extent, movements in exchange rates.

     The following table sets forth data relating to our net interest revenues:

Year ended December 31,

	2002	2001	2000

(€ in millions, except percentages)
Net interest revenues	€ 7,186	€ 8,620	€ 7,028
Average interest-earning assets(1)	€ 781,134	€ 877,727	€ 898,514
Average interest-bearing liabilities(1)	€ 729,643	€ 783,710	€ 815,867
Gross interest yield(2)	4.58%	6.11%	6.14%
Gross interest rate paid(3)	3.92%	5.74%	5.90%
Net interest spread(4)	0.66%	0.37%	0.24%
Net interest margin(5)	0.92%	0.98%	0.78%

(1) Average balances for each year are calculated based upon month-end balances.

(2) Gross interest yield is the average interest rate earned on our average interest-earning assets.

(3) Gross interest rate paid is the average interest rate we paid on our average interest-bearing liabilities.

(4) Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

(5) Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

     Net interest revenues were € 7.2 billion in 2002, a decrease of € 1.4 billion, or 17%, as compared to 2001. Our net interest revenues were € 8.6 billion in 2001, an increase of € 1.6 billion, or 23%, as compared to 2000. Our net interest spread increased by 29 basis points whereas our net interest margin decreased by 6 basis points in 2002, after both increased in 2001.

     The decrease in net interest revenues in 2002 occurred because, while both our interest revenues and our interest expense decreased, the decrease in interest expense was smaller. The overall decline in net interest revenues is due to a number of factors. Dividends received, primarily on our securities available for sale portfolio, decreased by € 644 million. The principal reasons for the decline are the sale of most of our insurance business in the second quarter of 2002, the merger of our mortgage bank subsidiary EUROHYPO with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002 and the sale of our European asset finance and leasing business in the second quarter 2001. In 2001, by contrast, a year in which interest revenues and interest expense as well decreased compared to 2000, the decrease in our interest revenues was exceeded by the decrease in interest expense.

     We believe that the change in our mix of businesses is the single most important factor driving the general development of net interest revenues, net interest margin and net interest spread during recent years. In 2002, for example, we sold most of our insurance business and merged our mortgage bank subsidiary. We have experienced a continuing shift in the mix of our business towards investment banking activities, including trading, and asset management. These businesses not only generate noninterest revenues, such as trading revenues and commissions and fee revenues, but they also generate related net interest revenues. Trading assets, for example, produce both interest income and trading revenues, and our costs of trading liabilities and other funding of the trading assets include both interest and noninterest expenses. As we have changed our asset and liability structure to emphasize our trading businesses, we have become less focused on earnings from net interest revenues or net trading revenues in isolation. We instead manage our business by reference to the total revenues our trading portfolio generates, including interest and noninterest revenues, and our total costs of carrying them, including interest and noninterest expenses. The proportion of interest and noninterest revenues and expenses our trading portfolio generates in any period is a function of market conditions, the opportunities available to our trading units and the strategies they adopt and instruments they use in response. To give you what we believe is a more comprehensive indication of the performance of our trading businesses, we present our trading related interest revenues and expenses together with our other trading revenues and expenses below under “-Trading revenues, net.”

     The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transactions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they compensate the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period. Nontrading derivative transactions that did not qualify for hedge accounting treatment produced net interest cash flows, which we included in trading revenues, of € 360 million in 2002, € 259 million in 2001 and € 105 million in 2000.

The following table shows our net interest revenues including the interest on nontrading derivatives not qualifying for hedge accounting treatment:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Net interest revenues	€ 7,186	€ 8,620	€ 7,028
Interest from nonqualifying derivatives (included in trading revenues)	360	259	105

Net interest revenues including interest from nonqualifying derivatives	€ 7,546	€ 8,879	€ 7,133

     Had these transactions all qualified as hedges, our net interest revenues would have decreased € 1.3 billion between 2001 and 2002, rather than decreasing € 1.4 billion, as we report; and our net interest revenues would have increased € 1.7 billion between 2000 and 2001, rather than increasing € 1.6 billion as we report.

     Before 2001, many of our derivative transactions did not qualify as hedges for accounting purposes because we did not, at the time we entered into them, document them contemporaneously in the manner U.S. GAAP require for them to qualify. While we adopted SFAS 133 beginning in 2001 such that some of these derivative transactions qualify as hedges for accounting purposes, we continue to enter into derivative transactions that, while intended as economic hedges, do not qualify for hedge accounting treatment. The accounting may result in differences in gain and loss recognition on the nonqualifying derivatives and the underlying hegded items. However, over the lifetime of the transactions, the gains and losses on the nonqualifying derivatives and underlying transactions offset.

     As a result of the continued change of our mix of businesses our trading portfolio became the largest single category of our interest-earning assets, accounting for 33% of our total average interest-earning assets in 2002. Our loan portfolio, however, which accounted for 29% of our total average interest-earning assets in the same period, is still the largest single contributor to our interest revenues with € 11.7 billion, or 33%, of total interest revenues. Our loans earned an average yield in 2002 of 115 basis points below that of 2001 as interest rates declined considerably in our major markets, particularly in the U.S. In 2001, when interest rates had already declined substantially, the average yield earned on our loan portfolio was 21 basis points lower than in 2000.

     The changing mix of our business, together with the effects of our accounting for derivatives transactions, account for most of the movements in our net interest revenues. However, interest rates and exchange rates were also contributors. As noted above, interest rates decreased in our major markets in 2002 and 2001, particularly in the United States and to a lesser extent in Germany and the other euro zone countries as well as the United Kingdom. In 2000, by contrast, interest rates in our major markets increased, particularly in the United States, Germany and in the other euro zone countries. The euro declined against the U.S. dollar and other major currencies in the first years after its introduction and then remained in a fairly narrow band during 2001. During 2002, however, the euro gained strength and increased to beyond parity levels against the U.S. dollar. We cannot quantify the impacts of each of these factors, but we believe that they had considerably less impact on net interest revenues than did our changing mix of businesses.

Interest Revenues The table below sets forth a breakdown of our interest revenues for 2002, 2001 and 2000:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Interest on interest-earning deposits in other banks:
In German offices	€ 335	€ 88	€ 472
In non-German offices	1,134	2,124	1,831

Total	1,469	2,912	2,303
Interest on central bank funds sold and securities purchased under resale agreements:
In German offices	587	628	746
In non-German offices	5,992	7,598	7,261

Total	6,579	8,226	8,007
Interest on securities borrowed:
In German offices	5	179	20
In non-German offices	2,804	5,148	6,624

Total	2,809	5,327	6,644
Interest and dividend income on securities available for sale and other investments:
In German offices	1,066	2,728	2,175
In non-German offices	576	983	1,181

Total	1,642	3,711	3,356
Interest on loans:
In German offices	7,152	9,781	10,742
In non-German offices	4,589	7,838	9,395

Total	11,741	17,619	20,137
Interest on trading assets:
In German offices	1,744	3,035	3,008
In non-German offices	9,634	12,536	11,431

Total	11,378	15,571	14,439
Other interest revenues	163	273	245

Total interest revenues	€ 35,781	€ 53,639	€ 55,131

     Our total interest revenues decreased € 17.9 billion, or 33%, between 2002 and 2001. Our reduced interest revenues were in part due to a reduction of our interest-earning assets but primarily due to lower interest rates. The following are the primary categories of interest- earning assets that caused the decline:

  Interest on loans decreased € 5.9 billion, or 33%, in 2002, as compared to 2001, resulting in almost equal parts from a 18% decrease in our average balance of loans and reduced yields. This decrease in loans was mainly due to the merger of our mortgage bank subsidiary in the third quarter of 2002, which reduced our average loan portfolio by € 24 billion. The average yield on our loans decreased further to 5.14% in 2002 from 6.29% in 2001.

  Interest on trading assets decreased by € 4.2 billion, or 27%, in 2002 as compared to 2001. While the average volume of interest-earning assets we held in our trading portfolio outside Germany increased slightly, the total average yield decreased substantially to 4.47%, down by 195 basis points compared to 2001.

  Interest on securities borrowed decreased € 2.5 billion, or 47%, between 2002 and 2001. The decrease was primarily the result of a 193 basis points decrease in yields outside Germany representing generally reduced interest rates, along with a 25% reduction in total average volume.

  Interest and dividend income on securities available for sale and other investments decreased by € 2.1 billion, or 56%, in 2002 as compared to 2001, mostly due to lower average volumes in Germany. This decline was largely the result of the disposal of most of our insurance business and the merger of our mortgage bank subsidiary, both of which had significant investments in these securities. In addition, we had further sales of our industrial holdings. Lower dividend income, primarily on our reduced industrial holdings, was the main reason for a 93 basis points decline of our average yield to 2.98%.

     Our total interest revenues decreased € 1.5 billion, or 3%, between 2000 and 2001. The following are the primary categories of interest-earning assets that affected total interest revenues:

  Interest on loans decreased € 2.5 billion or 13% in 2001, as compared to 2000. This resulted primarily from a 10% decrease in our average balance of loans. Almost 90% of the decline in the average balance of loans occurred outside Germany. Our average yield on our loans decreased only slightly from 6.50% in 2000 to 6.29% in 2001. Much of the decrease in our loan portfolio related to shorter-term credit we extended ancillary to other businesses outside Germany. In our domestic market, average loan volume remained basically unchanged and the interest yield on these loans declined to 6.00% in 2001, as compared to 6.45% in 2000, in line with the overall decrease in market rates.

  Interest on securities borrowed decreased € 1.3 billion in 2001 as compared to 2000. The decrease was the result of an 17% decrease in the average balance of these assets, particularly as a result of the general conditions in the equities markets, which led to less business activities. We continued to conduct this business predominantly outside Germany.

  Interest on trading assets increased € 1.1 billion, or 8%, between 2001 and 2000, due to the higher average volume of interest-earning assets we held in our trading portfolio outside Germany.

Interest Expense The table below shows a breakdown of our interest expense for 2002, 2001 and 2000:
	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Interest on deposits:
In German offices	€ 2,662	€ 3,169	€ 3,877
In non-German offices	6,657	12,555	13,020

Total	9,319	15,724	16,897
Interest on trading liabilities:
In German offices	663	1,033	2,486
In non-German offices	3,747	4,690	3,799

Total	4,410	5,723	6,285
Interest on central bank funds purchased and securities sold under repurchase agreements:
In German offices	291	914	871
In non-German offices	6,758	9,915	10,108

Total	7,049	10,829	10,979
Interest on securities loaned:
In German offices	17	144	55
In non-German offices	563	1,758	2,106

Total	580	1,902	2,161
Interest on other short-term borrowings:
In German offices	20	79	99
In non-German offices	685	1,557	2,609

Total	705	1,636	2,708
Interest on long-term debt, including trust preferred securities:
In German offices	2,587	4,366	4,367
In non-German offices	3,945	4,839	4,706

Total	6,532	9,205	9,073

Total interest expense	€ 28,595	€ 45,019	€ 48,103

     Total interest expense decreased € 16.4 billion, or 36%, in 2002 compared to 2001. The decline in interest expense arose mainly from lower market interest rates and to a lesser degree from reduced average volumes. The main contributors to this development are the following:

  Interest on deposits decreased € 6.4 billion, or 41%, between 2002 and 2001. This is due to a reduction of 165 basis points in the average rate paid on deposits, while the average volume decreased only slightly by 6%. Time deposits outside Germany remained the largest single category of our average interest-bearing liabilities, accounting for 45% of our total average interest-bearing deposits and 20% of total average interest-bearing liabilities in 2002.

  Interest on central bank funds purchased and securities sold under repurchase agreements decreased
  € 3.8 billion, or 35%, between 2002 and 2001, due to reduced interest rates. Average volumes increased slightly by 6%.

  Interest on long-term debt, including trust preferred securities decreased € 2.7 billion, or 29%, from 2001 to 2002. The average volume of long-term debt decreased by 12%, largely due to the merger of our mortgage bank subsidiary which reduced our average long-term debt by € 28 billion, while the total average rate paid decreased by 112 basis points to 4.54% in 2002.

  Interest on securities loaned decreased by € 1.3 billion, or 70%, from 2001 to 2002, due to significantly lower average volumes and interest rates. The average rate paid declined by 273 basis points to 5.09%.

  Interest on trading liabilities decreased € 1.3 billion, or 23%, between 2002 and 2001, mainly due to reduced costs to carry our short positions in securities. The majority of this business was carried out in trading portfolios we held outside Germany, therefore, 79% of total average trading liabilities and 85% of related interest expense was incurred outside Germany.

     Our total interest expense decreased € 3.1 billion, or 6%, between 2000 and 2001. The major contributors to the variance were the following:

  Interest on other short-term borrowings decreased € 1.1 billion, or 40%, from 2000 to 2001. The decrease occurred in our non-German offices, with 69% of this decrease attributable to the lower average rate of 4.51%, as compared to 6.98% in 2000, and 31% from reduced borrowing activities.

  Interest on deposits decreased € 1.2 billion, or 7%, in 2001 compared to 2000. This decrease arose from a reduction of 94 basis points in the average rate paid on time deposits, while there was a relatively stable average volume compared to 2000. Time deposits outside Germany were the largest single category of our average interest-bearing liabilities, representing 53% of total average interest bearing deposits and 24% of average total interest-bearing liabilities in 2001.

  Interest on trading liabilities decreased € 562 million, or 9%, in 2001 as compared to 2000, largely due to decreased short positions in securities. On average during 2001, we held 81% of these liabilities in our trading businesses outside Germany and 82% of the related interest expense was incurred outside Germany.

  Interest on long-term debt, including trust preferred securities increased € 132 million, or 1%, in 2001 compared to 2000 due to an increased volume of long-term debt issued to replace shorter-term funding, while the average rate paid decreased from 6.04% in 2000 to 5.66% in 2001.

Provision for Loan Losses

     Our provision for loan losses consists of changes to the allowances we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance homogeneous loans and an other inherent loss component to cover losses in our loan portfolio which we have not otherwise identified.

     Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104% from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented in our German portfolio and the Americas.

     The inherent loss provision was € 195 million in 2002, an increase of € 55 million, as compared to 2001. This increase was partly offset by a € 54 million reduction of country risk provisions. In 2002 we refined the measure for calculating our other inherent loss allowance to make our overall provision more sensitive to the prevailing credit environment and less based on historical experience. For a discussion of changes to our allowance for loan losses in recent periods and our credit risk provisioning policies, procedures and experience generally, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk-Risk Management-Credit Loss Experience and Allowance for Loan Losses.”

     The provision for loan losses was € 1.0 billion in 2001, an increase of € 546 million, or 114%, over the
€ 478 million recorded in 2000. The 2001 provision is composed of net new specific loan loss provisions and other inherent loss provisions, offset in part by net reductions of country risk provisions. Our total net new specific loan loss provision amounted to € 951 million in 2001 and € 805 million in 2000. Most of this increase was due to less favorable economic conditions in the last quarter of 2001. In that final quarter we increased our specific loan loss provisions in connection with a single U.S. borrower in the utility sector and various Argentine exposures and on our leveraged and structured finance activities.

Noninterest Revenues

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Commissions and fee revenues	€ 10,834	€ 10,727	€ 11,693
Trading revenues, net	4,024	6,031	7,625
Insurance premiums	744	2,717	2,837
Net gains on securities available for sale	3,523	1,516	3,670
Other noninterest revenues	236	(70)	1,626

Total	€ 19,361	€ 20,921	€ 27,451

     Our noninterest revenues were € 19.4 billion in 2002, a decrease of € 1.6 billion, or 7%, as compared to
€ 20.9 billion reported in 2001.

     The primary driver behind the decline in noninterest revenues was the continued weakness of the financial markets in 2002. This was the principal factor in a € 2.0 billion, or 33%, decline in trading revenues, net. Equities trading, with a net trading gain of € 62 million, was € 1.5 billion below last year.

     Another driver behind the decline in our noninterest revenues in 2002 was the decrease in our insurance premiums resulting from the sale of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services. However, this decline was largely offset by a related decline in policyholder benefits and claims which is included in noninterest expenses.

     Net gains on securities available for sale increased by € 2.0 billion due to net gains on sales from our industrial holdings portfolio.

     Our noninterest revenues were € 20.9 billion in 2001, a decrease of € 6.5 billion, or 24%, as compared to the € 27.5 billion reported in 2000.

     The primary driver behind the decline in noninterest revenues was the weakness of the financial markets in 2001 which deteriorated further after the terrorist acts of September 11. Specifically, deteriorating securities prices led to a reduction in our results, we made lower revenues in businesses where our commissions or fees are based on the value of the client assets managed or on our performance in managing them, and we had reduced customer transaction volumes in many of our businesses.

Commissions and Fee Revenues. The following table shows the principal components of our commissions and fee revenues in 2002, 2001 and 2000:
	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Commissions and fees from fiduciary activities:
Commissions for administration	€ 632	€ 643	€ 466
Commissions for assets under management	3,214	2,798	3,222
Commissions for other securities business	80	96	220

Total	€ 3,926	€ 3,537	€ 3,908

Commissions, broker’s fees, markups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,743	1,744	2,157
Brokerage fees	2,576	2,813	3,013

Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4,319	4,557	5,170
Fees for other customer services	2,589	2,633	2,615

Total commissions and fees	€ 10,834	€ 10,727	€ 11,693

     Commissions and fees from fiduciary activities were € 3.9 billion in 2002, an increase of € 389 million, or 11%, as compared to 2001 which was primarily due to an increase in commissions for assets under management, primarily because of the acquisition of Scudder business in the second quarter of 2002.

     Commissions and fees from fiduciary activities amounted to € 3.5 billion in 2001, a decrease of € 371 million, or 9%, as compared to 2000, which was primarily due to lower management and performance fees in asset management, offset in part by increased commissions for administration.

    Underwriting and advisory fees amounted to € 1.7 billion in 2002, unchanged compared with 2001.

     Underwriting and advisory fees decreased by € 413 million, or 19%, to € 1.7 billion in 2001 from the € 2.2 billion we earned in 2000. The slowdown in capital markets activity that began in the first half of 2000 continued through 2001, and caused lower activities in our issuing and advisory business.

     Brokerage fees amounted to € 2.6 billion in 2002, a decrease of € 237 million, or 8%, as compared to 2001. This decrease is a result of lower transaction volumes due to the continued weak financial market conditions.

     Brokerage fees were € 2.8 billion in 2001, a decrease of € 200 million, or 7%, as compared to 2000, as weak financial market conditions caused significant customer restraint and brokerage transaction volume declined.

     Trading Revenues, Net. We account for our trading activities on a fair value basis. Trading revenues as reported in our Consolidated Statement of Income include both realized and unrealized gains and losses on the positions we hold in our trading portfolio and net interest revenues on derivatives we hold for trading purposes. For the components of our trading portfolio, see note 22 to the consolidated financial statements.

     Our trading revenues were € 4.0 billion in 2002, a decrease of € 2.0 billion, or 33%, as compared to 2001. The substantially lower trading revenues were mainly due to the continued difficult market environment, the effect of a single block trade and lower hedge gains on our industrial holdings.

     Trading revenues were € 6.0 billion in 2001, a decrease of € 1.6 billion, or 21%, between 2001 and 2000. The decrease in trading revenues was partially due to equity market conditions, which started to deteriorate late in 2000 and therefore led to lower transaction volume in equities trading. This was partly compensated by the impact of derivatives we entered into for nontrading purposes, but which did not qualify for hedge accounting treatment.

     Our trading businesses generate revenues and expense streams that are partly outside trading revenues, net because:

  Interest income on trading assets is included in interest revenues;

  Interest expense on trading liabilities is included in interest expense; and

  The cost or benefit of funding our net trading positions appears in either interest revenues or interest expense in our consolidated statement of income.

     Therefore, we believe that you should consider more than our net trading revenues according to U.S. GAAP to assess the performance of our trading operations. As we note above under “-Net Interest Revenues”, market conditions, changing opportunities and our trading units’ responses to them lead to changes in the composition of our trading inventories, which in turn cause changes from period to period in the mix of revenues and expense our trading activities generate. In 2002, for example, we continued to focus on fixed income related trading positions and reduced equity trading inventories, despite difficult conditions in all market segments, therefore incurring a mix of revenues and expense containing a higher proportion of interest. Accordingly, we manage our trading business on a measure we call “trading performance”. This measure is not provided for in U.S. GAAP, and, because we may calculate it in a different manner than other companies who may report similarly named measures, we discourage you from comparing it to any measures other companies report without analyzing how they calculate these measures.

     The following tables and narrative indicate how we arrive at trading performance.

     First, we calculate a measure we call “net trading related interest.” Net trading related interest includes the following elements:

  Interest revenues from our trading assets;

  Interest expense from our trading liabilities;

  Interest expense and interest revenues representing the funding cost or benefit associated with our trading positions; and

  Adjustment for net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment.

     We calculate the funding cost or benefit continuously based on identifiable transactions which directly fund the positions, to the extent there are identifiable transactions, and on the basis of the average cost or benefit across our average balances of trading assets and liabilities, and their corresponding market funding rates.

     We adjust trading revenues for net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment. Had these transactions qualified as hedges for accounting purposes, the net interest cash flows associated with them would have been reported as net interest revenues.

     The following table shows the components of net trading related interest. As interest revenues on our trading assets, interest expenses on our trading liabilities and the funding cost/benefit are included in net interest revenues, the table indicates the total of these items as “trading related interest” before adjustment for the net interest revenues from nontrading derivatives that do not qualify for hedge accounting treatment (nonqualifying derivatives).

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Interest revenues on trading assets	€ 11,378	€ 15,571	€ 14,439
Interest expense on trading liabilities	4,410	5,723	6,285
Funding cost	4,788	8,204	8,188

Trading related interest (included in net interest)	2,180	1,644	(34)
Interest from nonqualifying derivatives (included in trading revenues)	(360)	(259)	(105)

Net trading related interest	€ 1,820	€ 1,385	€ (139)

The following table combines trading revenues according to U.S. GAAP with the net trading related interest to arrive at our measure of trading performance:
	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000

	( € in millions)
	Trading revenues reported	Net trading related interest(1)	Trading performance	Trading revenues reported	Net trading related interest(1)	Trading performance	Trading revenues reported	Net trading related interest(1)	Trading performance

Interest and credit trading	€ 1,286	€ 1,614	€ 2,900	€ 2,203	€ 1,070	€ 3,273	€ 1,740	€ 958	€ 2,698
Equity trading	62	487	549	1,610	471	2,081	3,367	(609)	2,758
Foreign exchange, metal, commodity trading	1,226	6	1,232	1,385	(6)	1,379	1,102	(12)	1,090
Other trading(2)	1,450	(287)	1,163	833	(150)	683	1,416	(476)	940

Total	€ 4,024	€ 1,820	€ 5,844	€ 6,031	€ 1,385	€ 7,416	€ 7,625	€ (139)	€ 7,486

(1) Includes interest income from trading assets and interest expense from trading liabilities, as well as allocations of interest expense and income representing the funding cost or benefit associated with trading positions. These amounts are included in net interest revenues in the Consolidated Statement of Income. Also adjusts net interest revenues on derivatives entered into for nontrading purposes, but failing to qualify for hedge accounting treatment.

(2) Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

     In 2002, our trading performance decreased by € 1.6 billion, or 21%, as compared to 2001. The prevailing difficult market environment during 2002 led to the overall weaker performance. However, all trading areas generated significant positive results. Equity trading performance was € 549 million, a decline of 74%, between 2002 and 2001. Results in 2002 included the negative effect of a single block trade. Interest and credit trading performance decreased € 373 million, or 11%, in the same period. Performance in our foreign exchange, metals and commodity trading declined only slightly to € 1.2 billion in 2002, reflecting our strong market position in foreign exchange trading. Other trading performance increased by € 480 million due to increased revenues in Emerging Markets business and higher revenues relating to derivatives on our own shares. In addition, other trading performance included € 488 million gains from derivative transactions entered into for nontrading purposes, but not qualifying for hedge accounting. This represents a decrease of
€ 198 million over the € 686 million recognized in 2001. The gains recorded in 2002 included € 144 million hedge gains on our industrial holdings. The majority of the remaining amount was due to gains subsequent to the early curtailment of nonqualifying hedge structures and gains on nonqualifying hedges of instruments also recorded at fair value.

     Our trading performance decreased by € 70 million, or 1%, in 2001 as compared to 2000. Our performance in equity trading in particular suffered from the adverse market conditions and decreased by € 677 million, or 25%. On the other hand, however, a number of trading businesses achieved revenue growth despite the difficult environment in 2001, compensating for the decline in equities. Interest and credit related trading performance increased by € 575 million, or 21%, because of record revenues in trading in debt securities and over-the-counter interest and credit derivatives. Foreign exchange, metals and commodities trading increased by 27% over 2000, mainly because we were able to benefit from our leading market position in foreign exchange trading. Other trading performance included € 686 million gains on nonqualifying derivatives in 2001, which is an increase of € 226 million as compared to 2000. The fact that significant revenues were recorded in 2001 is largely due to forward contracts on certain of our industrial holdings, which failed to qualify for hedge accounting treatment.

     Insurance Premiums. Insurance premiums were € 744 million in 2002, a decrease of € 2.0 billion, or 73%, as compared to 2001. The decline in our insurance premiums was attributable to the sale in the second quarter of 2002 of most of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, to Zurich Financial Services. This decline was basically offset by a corresponding decline in policyholder benefits and claims expenses, reported under noninterest expenses. After the sale, we continue to be the exclusive distributor of insurance products from our former subsidiaries to our clients in Germany, Italy and Spain. Insurance premiums were € 2.7 billion in 2001, a decrease of € 120 million or 4% compared to 2000. For further information on insurance assets and liabilities see note 23 to the consolidated financial statements.

     Net Gains on Securities Available for Sale. Gains on securities available for sale totaled € 3.5 billion in 2002, an increase of € 2.0 billion, or 132%, compared to 2001. Fiscal 2002 included net gains of € 2.6 billion on the sale of our remaining holdings in Munich Re and, to a lesser extent, more of our holdings in Allianz AG. These gains were offset by write- downs of € 308 million on available for sale securities due to other-than-temporary impairments.

     Gains on securities available for sale were € 1.5 billion in 2001, a decrease of € 2.2 billion, or 59%, compared to 2000. In 2001, we disposed of approximately 25% of our holding in Munich Re which accounted for € 1.4 billion of our net gains on sales. Additionally, we recorded € 428 million in write-downs of our portfolio in 2001.

     The gains from securities available for sale in 2000 included a € 337 million gain we recognized when we transferred some mutual funds from securities available for sale to our trading portfolio. We transferred these mutual funds when we determined that our management of the market risk in these securities would be enhanced by moving responsibility for them to the risk managers of our trading portfolio.

     Our strategy with respect to our industrial holdings has been to significantly reduce the size of, and maximize value from, our industrial holdings.

     Other Noninterest Revenues. Other noninterest revenues were € 236 million in 2002 as compared to € (70) million in 2001. In 2002, we recorded a net gain of € 438 million from the deemed sale of a partial interest of EUROHYPO in the merger of mortgage banks, together with the related contribution of part of our London based real estate investment banking business, and a net gain of € 502 million on the disposal of most of our insurance subsidiaries. These net gains were offset by a € 236 million loss from the sale of a subsidiary in 2002 and write-downs on the value of a subsidiary held for sale and on other investments, including certain private equity investments. Further offsetting these gains were net losses from our equity method investments which included € 706 million representing our share in net loss of Gerling-Konzern Versicherungs-Beteiligungs-AG. In 2003, a number of events have occurred with respect to Gerling-Konzern Versicherungs-Beteiligungs-AG, which may negatively impact its value and the value of our investment. For more information, see note 6 to the consolidated financial statements.

     Other noninterest revenues were negatively affected in 2001 by the poor capital market conditions, which deteriorated further after the terrorist acts of September 11. In 2001, we recorded € 1.4 billion of net write-downs and valuation adjustments on our investments as compared to approximately € 200 million in such charges in 2000.

Noninterest Expenses
	Year ended December 31,

	2002	2001	2000

	( € in millions)
Compensation and benefits	€ 11,358	€ 13,360	€ 13,526
Other noninterest expenses	8,145	9,187	8,707
Policyholder benefits and claims	759	3,002	4,003
Goodwill amortization/impairment	62	871	771
Restructuring activities	583	294	125

Total	€ 20,907	€ 26,714	€ 27,132

     Compensation and Benefits were € 11.4 billion in 2002, a decrease of 15% from 2001. This was our largest category of noninterest expense. The decrease in 2002 was impacted by various factors, including headcount reductions from restructuring activities and the sale or merger of some of our businesses somewhat offset by increased headcount from the integration of the Scudder business. Given the continued lower earnings in 2002, performance driven and target bonus payments declined in 2002 as compared to 2001. Also included in 2002 are € 60 million for the buyout of our Coinvestment Plans.

     Compensation and benefits were € 13.4 billion in 2001, a decrease of 1% from 2000. The impact of inflationary salary increases and continued selective expansion in some of our businesses as well as an increase in severance payments and additional expense of € 140 million related to the buyout of the Global Equity Plan was offset by a decrease in bonus and other special payments as well as reductions of workforce in other areas. Although a comparison of year end total full-time staff shows a decline from 2000 to 2001, the average number of full-time staff increased slightly compared to 2000, primarily as a result of the acquisition of National Discount Brokers Group Inc. in November 2000. Approximately 40% of our compensation and benefits in 2001 were due to special payments, including performance driven and target based bonus payments, largely based on pretax profitability. Given the poorer results in 2001, performance driven and target based bonus payments declined in 2001 compared to 2000. Although bonus payments are based on targets or performance, the effects of retention contracts slightly offset the decline in target and performance related bonuses.

     Share-based compensation. Compensation and benefits included € 460 million and € 1.2 billion for our share-based compensation plans for the years ended December 31, 2002 and 2001, respectively. Included were net losses from nontrading equity derivatives to offset fluctuations in employee share-based compensation expense totaling € 226 million in 2002, as compared to € 27 million in 2001.

     Pension Benefits. The amounts in compensation and benefits included pension costs of € 565 million and
€ 474 million for the years ended December 31, 2002 and 2001, respectively. Our pension costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates for determining expense and benefit obligations and expected long-term rates of return on plan assets. The key assumptions used in developing our 2002 net pension cost were a weighted-average discount rate of 5.7%, a weighted-average expected return on plan assets of 6.7 % and a weighted-average rate of increase in future compensation levels of 3.0%. The discount rate and expected long-term rate of return on assets was reduced due to current market conditions.

     Our most significant pension plans are provided for employees located in Germany, the U.S. and the U.K. These locations represented approximately 97% of our consolidated benefit obligation as of December 31, 2002. During 2002, we contributed € 3.9 billion to a segregated pension trust to fund our German pension plans. This did not have an impact on the pension cost for 2002 as the funding was made towards the end of the year. We also made additional contributions to increase the plan assets of our qualified U.S. and U.K. pension plans amounting to approximately € 115 million and € 300 million, respectively.

     Pension costs can change due to variations in the key assumptions underlying the actuarial calculations. Holding all other assumptions constant for our significant pension plans, a one percent increase or decrease in the discount rate used in determining the expense would have decreased or increased pension expense by € (54) million and € 67 million, respectively for the year ended December 31, 2002. Likewise, a one percent increase or decrease in the expected long-term rate of return on plan assets would have decreased or increased pension expense by € (19) million and € 23 million, respectively. However, this impact does not reflect the German pension plans because the expected return on plan assets was not included in determining pension expense in 2002 as the plans were not funded until December 2002. If more than one of these assumptions were changed, the impact would not necessarily be the same as if only one assumption were changed in isolation.

     Contributions for plan assets required for 2003 related to our pension benefit plans will be determined by the 2003 actuarial valuations once completed. Market conditions and interest rates significantly impact future assets and liabilities of our pension plans. Contributions might be required in the future upon measurement of plan obligations.

     For further information on our pension plans, see note 24 to the consolidated financial statements.

     Other Noninterest Expenses. The following table shows the principal components of our other noninterest expenses in 2002, 2001 and 2000. In the table certain 2001 and 2000 line items have been reclassified to conform with the 2002 presentation:

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Net occupancy expense of premises	€ 1,291	€ 1,334	€ 1,090
Furniture and equipment	230	357	568
IT costs	2,188	2,343	2,215
Agency and other professional service fees	761	1,080	1,151
Communication and data services	792	891	762
Other expenses	2,883	3,182	2,921

Total	€ 8,145	€ 9,187	€ 8,707

     Net occupancy expense of premises was € 1.3 billion in 2002, a decrease of € 43 million, or 3%, from 2001. The decrease reflected the downsizing of our branch network from restructuring activities and sale or merger of businesses, principally insurance and mortgage banking, that was offset partly by higher expenses subsequent to the acquisition of Scudder business.

     Net occupancy expense of premises was € 1.3 billion in 2001, an increase of € 244 million, or 22%, from 2000. This increase reflected new leases, buy-outs of redundant leases no longer required and refurbishments of properties.

     Furniture and equipment expenses were € 230 million in 2002, a decrease of € 127 million, or 36%, as compared to 2001, primarily due to lower depreciation and maintenance costs. Furniture and equipment expenses were € 357 million in 2001, a decrease of € 211 million, or 37%, as compared to 2000, primarily due to lower depreciation and maintenance costs. In both years, the downsizing of our branch network from restructuring activities, which was down 25% since year-end 2000, was a factor in the decline. In addition, in 2002 the impact of the sale of much of our insurance business and the merger of our mortgage banking subsidiary outweighed the addition of the Scudder business.

     IT costs were € 2.2 billion in 2002, a decrease of € 155 million, or 7%, as compared to 2001. This decrease was to a large extent due to reductions in the cost of software applications development as well as lower rental and maintenance costs for IT hardware. IT costs were € 2.3 billion in 2001, an increase of € 128 million, or 6%, as compared to 2000.

     Agency and other professional service fees were € 761 million in 2002, a decrease of € 319 million, or 30%, from 2001. Agency and other professional service fees were € 1.1 billion in 2001, a decrease of € 71 million, or 6%, from 2000.

     The decrease in both years was primarily attributable to the reduction in our use of external consultants.

     Communication and data services decreased by € 99 million, or 11% to € 792 million in 2002 as compared to 2001, mainly due to reduced market activities and headcount reduction.

     Communication and data services were € 891 million in 2001, an increase of € 129 million, or 17%, from 2000. This was mainly due to higher leased equipment payments, maintenance costs for software and data communications equipment, higher telephone and line charges and increased usage of market data services.

     Other expenses were € 2.9 billion in 2002, a decrease of € 299 million, or 9%, as compared to 2001. This category comprises a variety of individual cost elements, most of them down as compared to 2001. Among these, marketing, travel and entertainment expenses decreased significantly. Other expenses in 2002 also included certain legal-related provisions. We recorded € 48 million in connection with a proposed settlement of investigations related to research analyst independence and € 58 million to settle litigation dating from 1999 relating to allegations regarding statements about our negotiations to acquire Bankers Trust. Other expenses also included € 64 million to cover potential liabilities in connection with certain European customer transactions related to the years 1992 through 1996.

     Other expenses in 2000 included a provision of € 50 million related to a foundation called “Foundation for Remembrance, Responsibility and the Future.” We had already provided for nearly all of the remainder of our € 153 million contribution to this foundation in 1998. This foundation, which German companies, including ourselves, and the German government agreed to establish, is providing financial payments to victims of forced labor and other injustices under the National Socialist regime. The DM 10 billion foundation is funded in equal amounts by German companies and the German government.

     Policyholder Benefits and Claims. Policyholder benefits and claims included claims payments, allocations to our loss reserves from property/casualty and assumed reinsurance business, payments to policyholders and additions to reserves and liabilities in favor of policyholders. Policyholder benefits and claims were € 759 million in 2002, a decrease of € 2.2 billion compared to 2001. This reduction was due to the aforementioned sale of most of our insurance business to Zurich Financial Services and was largely offset by a decline in insurance premium revenues.

     Policyholder benefits and claims were € 3.0 billion in 2001, a 25% reduction compared to 2000. This reduction reflected lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates in line with decreased net gains on securities available for sale and reduced insurance revenues.

     Goodwill Amortization/Impairment. As of January 1, 2002, in accordance with SFAS 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized. However, goodwill evaluations are required annually and when events or circumstances indicate impairment is likely and, accordingly, we recorded € 62 million in impairment of goodwill related to our Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during 2002 resulting in an impairment of the goodwill that will remain in the unit after sale.

     Goodwill amortization was € 871 million in 2001, an increase of € 100 million, or 13%, as compared to 2000. In 2001, the amortization of the Bankers Trust goodwill was € 514 million, compared to € 501 million in 2000. The amortization of the Morgan Grenfell goodwill was € 62 million in 2001, compared to € 63 million in 2000. For National Discount Brokers Group, Inc. we amortized € 43 million of goodwill in 2001 compared to € 4.8 million in 2000.

     Restructuring Activities. We recorded € 583 million of expenses in restructuring activities in 2002, € 294 million in 2001 and € 125 million in 2000. The expenses related to the following restructuring plans:

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Group Restructuring 2002	€ 340	€ -	€ -
CIB Restructuring	265	-	-
Group Restructuring 2001	(22)	294	-
Deutsche Bank Trust Corp.	-	-	(20)
Personal Banking	-	-	136
Other	-	-	9

Total	€ 583	€ 294	€ 125

     We recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting all of our group divisions: the Corporate and Investment Bank Group Division (CIB), Private Clients and Asset Management Group Division (PCAM), and Corporate Investments Group Division (CI). Of the total € 340 million, € 246 million related to the restructuring measures in PCAM, € 93 million in CIB and € 1 million in CI. The restructuring covers a broad range of measures primarily to streamline our branch network in Germany, as well as our infrastructure. A total of approximately 2,100 staff are impacted by these restructuring plans, which are expected to be completed by the end of the first quarter of 2003.

     In the second quarter of 2002, the Group Board approved an additional restructuring plan of € 265 million related to CIB, which is expected to be completed by the end of the first half of 2003. This restructuring resulted from detailed business reviews and reflects our outlook for the markets in which we operate. It relates to banking coverage, execution and relationship management processes, custody, trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. This plan affects approximately 2,000 staff, across all levels of the Group.

     We recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting both of our main group divisions: CIB and PCAM. Of the total € 294 million, € 213 million related to the restructuring measures in CIB and € 81 million related to PCAM, of which € 14 million related to Private Clients Services business (PCS) later transferred to CIB. We planned for a reduction of approximately 2,400 staff, across all levels of the Group. The restructuring in CIB covered steps to be taken as a result of changing market conditions in the year 2001 and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB’s customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions. The plan also included the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of this group division’s business model and operations, including real estate support. As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

     There is a further staff reduction of 1,950 which is the result of the re-segmentation of our Private Banking and Personal Banking Corporate Divisions of PCAM into the Private Wealth Management Business Division and the Private & Business Clients Corporate Division and will include staff reductions in our credit processing centers as well. The costs of implementing these measures in 2003 and 2004 will be expensed as incurred. In addition, we will continue to have further related cuts in our branch network.

     We also recorded restructuring activities in 2000 totaling € 136 million in connection with a plan for Deutsche Bank Privat- und Geschäftskunden AG (formerly Deutsche Bank 24) to consolidate its branch offices and its related back-office functions. Of this amount, approximately € 100 million was for severance and other termination-related costs attributable to approximately 1,000 positions, and € 36 million was for other costs primarily related to lease terminations. All actions contemplated in the plan were completed during 2001. During 2000, we completed all of the significant initiatives contemplated in the Deutsche Bank Trust Corporation restructuring plans and released the remaining restructuring liability.

     For further information on our restructuring activities, see note 25 to the consolidated financial statements.

Income Tax Expense (Benefit)

     Income tax expense in 2002 was € 3.2 billion, as compared to income tax expense of € 1.4 billion in 2001 and income tax benefit of € 6.6 billion in 2000. The above differences are primarily attributable to the accounting for effects of German income tax rate changes that were enacted in 1999 and 2000. The tax benefit attributable to these changes was € 9.3 billion in 2000. In 2001 and 2002 there was tax expense of € 995 million and € 2.8 billion, respectively, as a result of the reversal of the deferred taxes accumulated in other comprehensive income at December 31, 2000, due to actual sales of equity securities. We expect further reversal of tax expense in future years as additional equity securities are disposed of. Excluding the effects of changes in German tax rates our effective tax rates were 10% in 2002, 24% in 2001 and 38% in 2000. The major reason for the decrease in the effective tax rate since 2000 has been the impact of tax-exempt capital gains.

Cumulative Effect of Accounting Changes

     In July 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group recognized a € 37 million tax-free gain as a cumulative effect of change in accounting principle from the write-off of negative goodwill.

     Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative’s fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, we recorded a net transition expense of € 207 million, after tax, as a cumulative effect of a change in accounting principle in the Consolidated Statement of

Income. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately.

Results of Operations by Segment

     At the beginning of 2002, we revised our management reporting systems to reflect changes in the methodologies we employ for managing our divisions and to reflect changes in the management responsibility for certain businesses.

     The methodologies for managing our divisions were amended to bring them more closely in line with U.S. GAAP. The changes were primarily related to the accounting for share-based compensation, the accounting for equity method investments, the elimination of income earned on our own bonds and the presentation of minority interest as a noninterest expense item.

     In addition, we revised the format of our management reporting systems in 2002 to reflect how management evaluated its businesses during 2002.

     Prior periods have been restated to conform to the current year’s presentation.

Organizational Structure

     The Corporate and Investment Bank Group Division serves all of our corporate and institutional clients, ranging from small and medium-sized enterprises to multinational corporations. We serve our clients through the corporate divisions, Corporate Banking & Securities and Global Transaction Banking.

     The Private Clients and Asset Management Group Division integrates, on a global basis, all of our activities for retail and affluent clients, as well as our active and passive asset management activities for both retail and institutional clients. Within this group division, we manage these activities in three global corporate divisions: Asset Management, Private Banking, and Personal Banking.

     Within the Corporate Investments Group Division, we combine our principal investment activities. This unit manages our principal private equity and venture capital investments, our real estate holding companies and our industrial holdings. Our principal investments held by DB Investor are included in this group division. In addition, Corporate Investments covers strategic investments as well as activities that do not belong to our core business.

     We also have a service function called DB Services, that provides corporate services, information technology, consulting and transaction services to the entire organization. Our corporate center includes those functions that support cross-divisional management.

Changes in Management Responsibility

     During 2002, management responsibility changed for the following significant businesses:

  The Private Clients Services business was transferred from the Private Banking Corporate Division to the Corporate Banking & Securities Corporate Division.

  The Morgan Grenfell private equity business previously assigned to the Asset Management Corporate Division was transferred to the Corporate Investments Group Division.

  The real estate business managed by our subsidiary DB Real Estate Management GmbH (formerly Deutsche Grundbesitz Management GmbH) and the real estate investment funds business in Italy (brand name “Fondimmobiliari”) were transferred from our Corporate Investments Group Division to the Asset Management Corporate Division where they are managed under DB Real Estate.

  All European e-brokerage activities under the brand name “maxblue” are consolidated under the Personal Banking Corporate Division. We therefore transferred all European “maxblue” activities previously reported under the Corporate Investments Group Division to the Personal Banking Corporate Division. The same transfer was made for all e-commerce activities in connection with the brand name “moneyshop/moneyshelf”.

Impact of Acquisitions and Divestitures during 2002

     The effects of significant acquisitions and divestitures on segmental results of operations are described below:

  The disposal of most of our insurance subsidiaries affected both net revenues and noninterest expenses of our Personal Banking Corporate Division.

  A majority of the Scudder business is included in the Asset Management Corporate Division with a smaller part included in the Private Banking Corporate Division. The RREEF business is included entirely in the Asset Management Corporate Division.

  The merger of our mortgage bank subsidiary “EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank” with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG to the newly created “EUROHYPO AG” in the third quarter of 2002 led to the deconsolidation of our former subsidiary. In anticipation of the merger, the business of our mortgage bank was transferred from the Corporate Banking & Securities Corporate Division to the Corporate Investments Group Division as of the first quarter of 2002. After the merger, our share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002, our share of the combined entity was 34.6%.

  We sold our commercial finance business in North America to GE Commercial Finance in October 2002, and we sold our consumer finance business in North America to E*TRADE Bank in December 2002.

Revisions to Our Reporting Format

     The most significant changes to our management reporting format during 2002 are described below:

  We now disclose “Provision for off-balance sheet positions” and “Policyholder benefits and claims” separately. Previously, these amounts were included in noninterest expenses.

  Management utilizes the term “operating cost base,” defined as noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest). It also excludes “Provision for off-balance sheet positions” and “Policyholder benefits and claims” which are now reported separately as described above.

  We now include the key ratios, “Adjusted return on average active equity” and “Cost/income ratio” in our “Segmental Results of Operations”.

     For a reconciliation of operating cost base to noninterest expenses for the Group and each of its business segments and a presentation of the cost/income ratio for the Group and each of its business segments as the ratio of noninterest expenses to net revenues and as the ratio of operating cost base and policyholder benefits and claims to net revenues (the latter of which is how the cost/income ratio is presented in this section), please refer to pages S-10 and S-11 of the supplemental financial information. For information with respect to the average active equity of the Group and its segments, please refer to footnote 3 to “Item 3: Key Information: Selected Financial Data - Certain Key Ratios and Figures” and page S-12 of the supplemental financial information.

General Information on Our Management Reporting Systems

     As discussed above, our management reporting systems are not necessarily based on U.S. GAAP, but instead based on our internal reporting systems and methodologies for managing our divisions, assessing their results internally and allocating our internal resources. These systems and methodologies may be different than those of other financial institutions, and you should consider this in making any comparisons with other financial institutions.

     The process we use in our management reporting systems allocates revenues and expenses among our business segments. Because our business activities are diverse in nature and our operations are integrated, we make estimates and judgments where appropriate to apportion our revenue and expense items among our business segments. Our management reporting systems follow the “matched transfer pricing concept,” in which we allocate our external net interest revenues among our business segments based on the assumption that we fund or invest all of our assets and liabilities in the money and capital markets. Therefore, to create comparability with competitors which have legally independent units with their own equity funding, we allocate among our business segments the notional interest credit on our consolidated capital resulting from our method for allocating funding costs. This credit is allocated in proportion to each business segment’s allocated equity, and is included in the segment’s net interest revenues.

     The general principle of our book equity allocation framework is to allocate the total of the Group’s average active equity to the segments in proportion to their share of economic risk positions using a multiplier for which we utilize the term “Capital Allocation Factor (CAF)”. Starting in 2002, the Group’s average active equity increased while the aggregated economic risk positions of the segments went down. As it is our objective to maintain the risk sensitivity within the equity allocation framework, we decided to maintain a constant CAF multiplier for all of 2002 based on the relation between the Group’s average active equity and the aggregated economic risk positions of the segments as at January 2002. Consequently, the reduction in the aggregated economic risk positions of our segments during 2002 led to less allocated average active equity and the incentive for our segments to further reduce risk positions was strengthened. The resulting unallocated amount of average active equity amounted to € 3.8 billion in 2002.

     Revenues from intersegment transactions are allocated to the business segments on a mutually agreed basis. In addition, cost centers are internal service providers operating on a nonprofit basis and allocate their costs to the service recipient. The allocation criteria are generally contractually agreed and are either determined based upon “price per unit” (for areas with countable services) or “fixed price” or “agreed percentages” (for all areas without countable services).

Reconciliation of Our Segmental Results of Our Operations to Consolidated Results of Operations According to U.S. GAAP

     The following tables provide a reconciliation of the total results of operations and total assets of our business segments under our management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000

	Total Management Reporting	Adjustments	Total Consolidated	Total Management Reporting	Adjustments	Total Consolidated	Total Management Reporting	Adjustments	Total Consolidated

	( € in millions)
Net revenues(1)	€ 26,377	€ 170	€ 26,547	€ 29,921	€ (380)	€ 29,541	€ 34,472	€ 7	€ 34,479
Provision for loan losses	2,091	—	2,091	1,015	9	1,024	477	1	478
Provision for off- balance sheet positions	19	(2)	17	(26)	(4)	(30)	(33)	—	(33)
Policyholder benefits and claims.	685	74	759	2,946	56	3,002	3,912	91	4,003
Operating cost base(2)	18,929	41	18,970	22,046	(19)	22,027	21,855	(35)	21,820

Income before nonoperating costs	4,653	57	4,710	3,940	(422)	3,518	8,261	(50)	8,211
Nonoperating costs	1,097	64	1,161	1,631	84	1,715	1,222	120	1,342

Income before income taxes(3)	€ 3,556	€ (7)	€ 3,549	€ 2,309	€ (506)	€ 1,803	€ 7,039	€ (170)	€ 6,869

Total assets	€ 748,335	€ 10,020	€ 758,355	€ 896,476	€ 21,746	€ 918,222	€ 883,950	€ 45,044	€ 928,994

(1) Net interest revenues and noninterest revenues.

(2) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(3) Before cumulative effect of accounting changes.

     There are two primary categories of adjustments which we record to reconcile the total results according to management reporting to the consolidated U.S. GAAP financial statements. These adjustments include differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside the management responsibility of the business segments.

     Net revenues. For the years ended December 31, 2002, 2001 and 2000, adjustments included approximately € 0.1 billion, € (0.2) billion and € 0.3 billion, respectively, related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP. The year 2002 also included approximately € 0.2 billion for the elimination of trading losses on the Group’s securities and approximately € (0.1) billion mainly due to losses from internally hedging share-based compensation plans. The year 2001 also included approximately € (0.3) billion due to losses from internally hedging share-based compensation plans and approximately € 0.1 billion for other corporate items outside the responsibility of the business segments. The year 2000 also included approximately € (0.2) billion for the elimination of gains on the Group’s securities.

     Provision for loan losses and provision for off-balance sheet positions. The adjustments reflected provisions for loan losses and provisions for off-balance sheet positions, none of which was individually material, that are not under the management responsibility of the business segments.

     Operating cost base, policyholder benefits and claims and nonoperating costs. In 2002, adjustments were primarily attributable to expenses related to legal items not under the management responsibility of the business segments. In 2001, approximately € 0.1 billion was related to buyout costs for the Global Equity Plan that was offset by a positive adjustment of approximately € 0.1 billion related to internally hedging stock compensation plans. The remaining adjustment of approximately € 0.1 billion was primarily related to other corporate items not under the management responsibility of the business segments. Adjustments for the year ended December 31, 2000 were primarily attributable to expenses related to corporate items not under the management responsibility of the business segments.

     Total Assets. The adjustments consist of assets not allocated to the business segments (including deferred tax assets and premises and equipment) and to intersegment items between the group divisions.

Segmental Results of Operations

     The following tables show information regarding our business segments for the years ended December 31, 2002, 2001 and 2000. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2002. For further discussion of our business segments, see “Item 4: Information on the Company” and note 28 to the consolidated financial statements. We prepared these figures in accordance with our management reporting systems.

	Year ended December 31, 2002

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	( € in millions)
Net revenues(1)	€ 11,615	€ 2,704	€ 14,319	€ 2,513	€ 1,468	€ 4,991	€ 8,972	€ 3,086	€ 26,377
Provision for loan losses	1,697	12	1,709	(3)	15	215	227	155	2,091
Provision for off- balance sheet positions	83	(52)	31	—	—	(1)	(1)	(11)	19
Policyholder benefits and claims	—	—	—	35	—	650	685	—	685
Operating cost base(2)	9,049	2,236	11,285	2,022	1,324	3,076	6,422	1,222	18,929

Income before nonoperating costs	786	508	1,294	459	129	1,051	1,639	1,720	4,653
Nonoperating costs
Goodwill impairment	—	—	—	—	—	—	—	62	62
Severance payments	238	17	255	72	19	45	136	19	410
Restructuring activities	316	26	342	(1)	24	217	240	1	583
Minority interest	8	—	8	25	(1)	8	32	2	42

Total nonoperating costs	562	43	605	96	42	270	408	84	1,097

Income before income taxes(3)	€ 224	€ 465	€ 689	€ 363	€ 87	€ 781	€ 1,231	€ 1,636	€ 3,556

Average active equity(4)	€ 14,454	€ 1,796	€ 16,250	€ 2,665	€ 386	€ 1,442	€ 4,493	€ 6,751	€ 27,494
Assets(5)	€ 631,052	€ 25,758	€ 643,668	€ 22,448	€ 11,626	€ 69,507	€ 101,296	€ 26,546	€ 748,335
Risk-weighted positions (BIS risk positions)	€ 142,483	€ 13,613	€ 156,096	€ 6,027	€ 7,271	€ 44,061	€ 57,359	€ 19,219	€ 232,674

(1) Net interest revenues and noninterest revenues.

(2) Noninterest expenses excluding nonoperating costs (goodwill impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(3) Before cumulative effect of accounting changes.

(4) We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them. See page S-12 and “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management–Risk Management Tools” for a description of economic capital.

(5) At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions.

	Year ended December 31, 2001

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	( € in millions)
Net revenues(1)	€ 14,421	€ 3,053	€ 17,474	€ 1,853	€ 1,697	€ 6,843	€ 10,393	€ 2,054	€ 29,921
Provision for loan losses	629	(19)	610	12	11	183	206	199	1,015
Provision for off- balance sheet positions	5	(34)	(29)	—	—	—	—;	3	(26)
Policyholder benefits and claims	—	—	—	48	—	2,898	2,946	—	2,946
Operating cost base(2)	11,279	2,450	13,729	1,619	1,482	3,853	6,954	1,363	22,046

Income (loss) before nonoperating costs	2,508	656	3,164	174	204	(91)	287	489	3,940
Nonoperating costs
Goodwill amortization	470	65	535	125	27	35	187	135	857
Severance payments	256	41	297	21	19	44	84	13	394
Restructuring activities	190	37	227	35	21	11	67	—	294
Minority interest	13	2	15	36	2	16	54	17	86

Total nonoperating costs	929	145	1,074	217	69	106	392	165	1,631

Income (loss) before income taxes(3)	€ 1,579	€ 511	€ 2,090	€ (43)	€ 135	€ (197)	€ (105)	€ 324	€ 2,309

Average active equity(4)	€ 15,965	€ 2,732	€ 18,697	€ 2,206	€ 417	€ 1,701	€ 4,324	€ 7,757	€ 30,778
Assets(5).	€ 663,760	€ 24,708	€ 677,623	€ 20,600	€ 12,469	€ 91,572	€ 123,784	€ 121,006	€ 896,476
Risk-weighted positions (BIS risk positions)	€ 168,705	€ 19,240	€ 187,945	€ 5,890	€ 8,476	€ 41,865	€ 56,231	€ 56,202	€ 300,378

(1) Net interest revenues and noninterest revenues.

(2) Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(3) Before cumulative effect of accounting changes.

(4) We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them. See page S-12 and “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management–Risk Management Tools” for a description of economic capital.

(5) At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions.

	Year ended December 31, 2000

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	( € in millions)
Net revenues(1)	€ 15,105	€ 2,971	€ 18,076	€ 2,407	€ 1,827	€ 7,766	€ 12,000	€ 4,396	€ 34,472
Provision for loan losses	99	—	99	—	10	182	192	186	477
Provision for off- balance sheet positions	(33)	—	(33)	—	—	—	—	—	(33)
Policyholder benefits and claims	—	—	—	161	—	3,751	3,912	—	3,912
Operating cost base(2)	11,693	2,273	13,966	1,326	1,396	3,591	6,313	1,576	21,855

Income before nonoperating costs	3,346	698	4,044	920	421	242	1,583	2,634	8,261
Nonoperating costs
Goodwill amortization	412	64	476	121	27	32	180	120	776
Severance payments	137	44	181	3	(2)	41	42	3	226
Restructuring activities	(19)	(14)	(33)	—	(3)	135	132	29	128
Minority interest	2	—	2	55	—	28	83	7	92

Total nonoperating costs	532	94	626	179	22	236	437	159	1,222

Income before income taxes	€ 2,814	€ 604	€ 3,418	€ 741	€ 399	€ 6	€ 1,146	€ 2,475	€ 7,039

Average active equity(3)	€ 13,395	€ 2,800	€ 16,195	€ 1,373	€ 397	€ 1,522	€ 3,292	€ 5,500	€ 24,987
Assets(4)	€ 647,826	€ 31,337	€ 658,687	€ 17,077	€ 11,161	€ 80,622	€ 108,860	€ 116,403	€ 883,950
Risk-weighted positions (BIS risk positions)	€ 168,035	€ 17,592	€ 185,627	€ 5,486	€ 6,104	€ 37,929	€ 49,519	€ 51,395	€ 286,541

(1) Net interest revenues and noninterest revenues.

(2) Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(3) We allocate our book equity to our divisions for management reporting purposes in proportion to the economic capital we calculate for them. See page S-12 and “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management–Risk Management Tools” for a description of economic capital.

(4) At the group division level CIB, PCAM, CI and Total Management Reporting, we include intersegment items between the group divisions/corporate divisions.

Group Divisions

Corporate and Investment Bank Group Division

     The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Net revenues:
Sales and trading (equity)	€ 2,791	€ 4,111	€ 5,152
Sales and trading (debt and other products)	5,423	5,814	4,449
Origination (equity)	354	492	937
Origination (debt)	388	441	286
Advisory	516	568	879
Loan products	2,393	2,975	3,623
Transaction services	2,704	3,053	2,971
Other	(250)	20	(221)

Total net revenues	14,319	17,474	18,076

Provision for credit losses:
Provision for loan losses	1,709	610	99
Provision for off-balance sheet positions	31	(29)	(33)

Total provision for credit losses	1,740	581	66

Operating cost base(1)	11,285	13,729	13,966

Income before nonoperating costs	€ 1,294	€ 3,164	€ 4,044

Average active equity(2)	€ 16,250	€ 18,697	€ 16,195
Adjusted return on average active equity in %(3)	8%	17%	25%
Cost/income ratio in %(4)	79%	79%	77%

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

     In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

     The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Net revenues:
Sales and trading (equity	€ 2,791	€ 4,111	€ 5,152
Sales and trading (debt and other products)	5,423	5,814	4,449
Origination (equity)	354	492	937
Origination (debt)	388	441	286
Advisory	516	568	879
Loan products	2,393	2,975	3,623
Other	(250)	20	(221)

Total net revenues	11,615	14,421	15,105

Provision for credit losses:
Provision for loan losses	1,697	629	99
Provision for off-balance sheet positions	83	5	(33)

Total provision for credit losses	1,780	634	66

Operating cost base(1)	9,049	11,279	11,693

Income before nonoperating costs	€786	€2,508	€3,346

Average active equity(2)	€ 14,454	€ 15,965	€ 13,395
Adjusted return on average active equity in %(3)	5%	16%	25%
Cost/income ratio in %(4)	78%	78%	77%

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

     Income before nonoperating costs declined € 1.7 billion, or 69%, to € 786 million for the year ended December 31, 2002. The decline was attributable to a higher provision for credit losses and a decrease in net revenues of 19%, partly offset by reductions in our operating cost base of 20%.

     Income before nonoperating costs was € 2.5 billion in 2001, a decrease of 25%, or € 838 million, as compared to 2000. Increases in the provision for loan losses and reductions in net revenues accounted for most of this decline.

Net Revenues

     Net revenues were € 11.6 billion in 2002 compared to € 14.4 billion in 2001. During 2002, prevailing market conditions negatively affected revenues from equities and equity- related products as well as revenues from loan products. Revenues from equities and equity- related products were also impacted by the adverse effect of a single block trade in the first quarter 2002.

     Total sales and trading revenues were € 8.2 billion in 2002 compared to € 9.9 billion in 2001, a decline of € 1.7 billion, or 17%. Revenues from debt and other products remained strong in a weaker environment. The market for equities and equity-related products continued to suffer from lower volumes and the effects of widening credit spreads in the derivatives markets. Revenues from equity products declined to € 2.8 billion in 2002 from € 4.1 billion in 2001.

     Total origination revenues decreased from € 933 million in 2001 to € 742 million in 2002. Equity origination revenues declined by € 138 million, or 28%, in 2002, driven by the origination-related portion of the adverse effect of a single block trade as mentioned above. In addition, lower debt underwriting activity contributed to reduced origination revenues for debt and related products.

     For the year ended December 31, 2002, advisory revenues declined by 9% to € 516 million as compared to the prior year.

     Revenues from loan products fell for the year ended December 31, 2002 to € 2.4 billion from € 3.0 billion in 2001. The decline from 2001 was due to lower interest rates and loan book reductions reflecting our activities to reduce credit exposure. The disposal of our European financial services business in May 2001 also contributed to the decline.

     Other net revenues included goodwill funding costs of € 218 million in 2002 and € 234 million in 2001. In total, other net revenues changed to an expense of € 250 million in 2002 from revenues of € 20 million in 2001. Other net revenues in 2001 included a gain from the sale of our European financial services business of € 180 million.

     Net revenues decreased 5%, from € 15.1 billion in 2000 to € 14.4 billion in 2001. The marked deterioration in economic conditions in the second half of 2000 continued throughout 2001. Generally weak markets and the reduction in transaction volumes adversely affected our equities related sales and trading, origination and advisory businesses, but our fixed income business improved.

     Total sales and trading revenues reached € 9.9 billion in 2001 from € 9.6 billion in 2000. However, there were two offsetting trends. Net revenues from sales and trading (equity) fell 20% to € 4.1 billion in 2001 from € 5.2 billion in 2000. Net revenues from sales and trading (debt and other products) increased over the same period by 31% to € 5.8 billion from € 4.4 billion. This reflected, in part, the favorable conditions in the fixed income markets, together with our clients’ emphasis on lower-risk products after September 11, 2001.

     Total origination revenues decreased from € 1.2 billion in 2000 to € 933 million in 2001. Origination (equity) net revenues declined largely due to significant reductions in transaction volume during 2001 falling from € 937 million in 2000 to € 492 million in 2001. Origination (debt) net revenues, on the other hand, increased 54% from € 286 million in 2000 to € 441 million in 2001, because of improved fixed income markets.

     Advisory revenues declined from € 879 million in 2000 to € 568 million in 2001, reflecting reduced transaction activity.

     Net revenues from loan products fell by 18% to € 3.0 billion from € 3.6 billion. This reduction was attributable to a number of factors: lower average balances of loans due to increased securitizations, declining interest rates in the major markets where we do business and the sale of our European financial services business in May 2001.

     Other net revenues included goodwill funding costs of € 234 million in 2001 and € 272 million in 2000. In total, other net revenues changed from an expense of € 221 million in 2000 to revenues of € 20 million in 2001. Other net revenues in 2001 included a gain from the sale of our European financial services business in Europe.

Provision for Credit Losses

     The provision for credit losses was € 1.8 billion in 2002 compared to € 634 million in 2001 and € 66 million in 2000. The 2002 provision included a charge of € 200 million reflecting a refinement in the measurement of our other inherent loss allowance.

     The provision for loan losses for the year ended December 31, 2002 reflected provisions raised to address the downturn in the telecommunications industry and specific loan loss provision reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

     The increase in 2001 arose primarily from new specific provision for loan losses in our leveraged business, telecommunications and loan exposure management portfolio across most regions. Another contributing factor was provision for loan losses concerning Argentina.

Operating Cost Base

     The operating cost base in 2002 was € 9.0 billion, substantially lower than the 2001 costs of € 11.3 billion. The measures taken to improve operating efficiency and to control discretionary spending have yielded benefits. The decrease of compensation and benefits by more than 25% was due to headcount reductions and also reflected lower performance- related compensation expenses. Non-compensation expenses decreased by 13% reflecting lower IT costs and other savings across all major spending categories.

     The operating cost base in 2001 was € 11.3 billion, substantially unchanged from 2000. Compensation and benefits were € 5.4 billion, slightly lower than € 5.6 billion in 2000. Reduced performance-related compensation expense were partly offset by increased salaries we incurred as part of our expansion of selected businesses. Non-compensation expense increased due to additional expenditure on IT and settlement systems throughout the businesses.

Cost/Income Ratio

     The cost/income ratio of 78% in 2002 is the same as the ratio in 2001. The benefits of our cost containment program and the emphasis on control of discretionary spending in 2002 offset reductions in net revenues as individually discussed above.

     The cost/income ratio of 78% in 2001 increased by 1 percentage point from 77% in 2000. This was principally a result of reduced revenues in 2001 against 2000.

Global Transaction Banking Corporate Division

     The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions)
Net revenues	€ 2,704	€ 3,053	€ 2,971
Provision for credit losses:
Provision for loan losses	12	(19)	—
Provision for off-balance sheet positions	(52)	(34)	—

Total provision for credit losses	(40)	(53)	—

Operating cost base(1)	2,236	2,450	2,273

Income before nonoperating costs	€508	€656	€698

Average active equity(2)	€ 1,796	€ 2,732	€ 2,800
Adjusted return on average active equity in %(3)	28%	24%	25%
Cost/income ratio in %(4)	83%	80%	76%

(1) Noninterest expenses excluding nonperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

     Income before nonoperating costs declined € 148 million, or 23%, to € 508 million for the year ended December 31, 2002. Lower revenues were partly offset by a reduced operating cost base, which reflected measures taken to improve operating efficiency and to control discretionary spending.

     Income before nonoperating costs was € 656 million in 2001, a decrease of 6%, or € 42 million, from 2000. Increases in the operating cost base were the main cause of this reduction.

     In the first quarter of 2003, we sold a substantial part of our Global Securities Services business to State Street Corp. During 2002 those businesses sold contributed net revenues of approximately € 700 million with a negligible impact on income before nonoperating costs.

Net Revenues

     Net revenues declined to € 2.7 billion in 2002 from € 3.1 billion in 2001 primarily due to reduced interest rate margins and lower transaction volumes.

     Net revenues increased by almost 3% in 2001 to € 3.1 billion from € 3.0 billion in 2000. Increases in revenues from cash management were due in part to the acquisition of Banque Worms in 2001. Increased revenues from securities lending resulted from the declining interest rate environment in 2001 and a higher level of dividend transactions. These increases were partially offset by reductions in net revenues from our custody activities due to lower market valuations and lower transaction volumes.

Provision for Credit Losses

     The provision for credit losses in 2002 was a net release of € 40 million compared to a net release of € 53 million in 2001 and a negligible result in 2000.

     The provision for credit losses in 2002 reflected an increase in exposures resulting from the drawdown of certain guarantees more than offset by reductions in the level of cross border exposures and provision transfers to Corporate Banking & Securities. In 2001, the net release resulted principally from the reductions in cross border exposures.

Operating Cost Base

     The cost saving initiatives implemented within this corporate division have contributed to the reduced operating cost base, which was down to € 2.2 billion in 2002 from € 2.5 billion in 2001. Savings were recorded in most expense categories. Additionally, some of our costs are transaction volume based and have been affected by the reduced customer volumes that have been experienced.

     The transactional nature of this corporate division leads to processing and settlement costs that are high as a percentage of revenue. As transaction volumes fell in 2001, these costs offset an increased portion of our net revenues. However, our investment in information technology and operations increased the operating cost base by 8%, from € 2.3 billion in 2000 to € 2.5 billion in 2001.

Cost/Income Ratio

     The cost/income ratio of 83% in 2002 was higher by 3 percentage points than in 2001. The benefits of our cost containment program have been more than offset by the reductions in revenues as individually discussed above.

     The cost/income ratio of 80% in 2001 increased by 4 percentage points from 76% in 2000. This was principally as a result of cost increases that were not fully matched by the lower level of increases in revenues.

Private Clients and Asset Management Group Division

     The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions, except invested assets)
Net revenues:
Portfolio/fund management	€ 2,723	€ 2,170	€ 2,679
Advisory	1,235	1,374	1,612
Loan/deposit products	2,531	2,462	2,262
Transaction fees	589	642	620
Insurance business	963	3,487	4,484
Other	931	258	343

Total net revenues	8,972	10,393	12,000

Provision for credit losses:
Provision for loan losses	227	206	192
Provision for off-balance sheet positions	(1)	—	—

Total provision for credit losses	226	206	192

Policyholder benefits and claims	685	2,946	3,912
Operating cost base(1)	6,422	6,954	6,313

Income before nonoperating costs	€ 1,639	€ 287	€ 1,583

Average active equity(2)	€ 4,493	€ 4,324	€ 3,292
Adjusted return on average active equity in %(3)	36%	7%	48%
Cost/income ratio in %(4)	79%	95%	85%
Invested assets (€ in billions)	€ 963	€ 911	€ 929

Additional Information:
Results of sold insurance and related activities included above:
Net revenues:
Insurance business	€ 780	€ 3,308	€ 4,268
Other	502	—	—

Total net revenues	1,282	3,308	4,268

Provision for credit losses	—	2	3

Policyholder benefits and claims	650	2,896	3,749
Operating cost base(1)	103	376	432

Income before nonoperating costs	€ 529	€ 34	€ 84

Invested assets (€ in billions)	€ —	€ 19	€ 17

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset Management Corporate Division

     The following table sets forth the results of our Asset Management Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions, except invested assets)
Net revenues:
Portfolio/fund management	€ 2,192	€ 1,565	€ 2,040
Insurance business	44	57	162
Other	277	231	205

Total net revenues	2,513	1,853	2,407

Provision for credit losses:
Provision for loan losses	(3)	12	—
Provision for off-balance sheet positions	—	—	—

Total provision for credit losses	(3)	12	—

Policyholder benefits and claims	35	48	161
Operating cost base(1)	2,022	1,619	1,326

Income before nonoperating costs	€ 459	€ 174	€ 920

Average active equity(2)	€ 2,665	€ 2,206	€ 1,373
Adjusted return on average active equity in %(3)	17%	8%	67%
Cost/income ratio in %(4)	82%	90%	62%
Invested assets ( € in billions)	€ 726	€ 631	€ 641

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

      Income before nonoperating costs of our Asset Management Corporate Division was € 459 million in 2002, an increase of € 285 million, or 164%, as compared to 2001. This improvement was primarily attributable to reductions in our operating cost base and more favorable transactions from our real estate business.

      Income before nonoperating costs was € 174 million in 2001, a decrease of € 746 million, or 81%, as compared to 2000. Decreased revenues of € 554 million due to unfavorable market conditions and increased operating costs of € 293 million accounted for the decrease in income before nonoperating costs.

      In the first quarter of 2003, we sold most of our Passive Asset Management business to Northern Trust Corporation. The revenues associated with the sold business accounted for less than 2% of Asset Management’s total revenues. The related assets and liabilities were not material to the Group’s total assets and liabilities.

Net Revenues

     Net revenues rose € 660 million, or 36%, to € 2.5 billion in 2002. The acquisition of Scudder and RREEF in the second quarter of 2002 contributed € 579 million, or 88%, to the growth in net revenues. The remaining increase of € 81 million, or 12%, was due to more favorable year-over-year contributions from our real estate and hedge funds businesses of € 185 million and a gain of € 8 million on the sale of insurance-related activities. These increases were partially offset by lower fee income of approximately € 110 million from the traditional fund management business further reflecting the ongoing weak market environment experienced in 2002.

     Net revenues were € 1.9 billion in 2001, a decrease of € 554 million, or 23%, as compared to 2000. This decrease arose principally from weaker market conditions in 2001, which led to reduced funds performance fees and funds management fees.

Operating Cost Base

     The operating cost base increased € 403 million, or 25%, to € 2.0 billion in 2002. The main reason for the increase was the acquisition of Scudder and RREEF in the second quarter of 2002, which contributed € 573 million to our operating cost base. This increase was partially offset as the operating cost base in 2001 included write-downs on our real estate portfolio of approximately € 150 million.

     The operating cost base was € 1.6 billion in 2001, an increase of € 293 million, or 22%, as compared to 2000. The increase was primarily due to compensation and benefits, which experienced organic growth in compensation levels as well as the full year effect of hiring in the second half of 2000. Also contributing to the increase were write-downs on our real estate portfolio in 2001 of approximately € 150 million and reorganization expenses incurred for our activities in France.

Cost/Income Ratio

     From 2001 to 2002 the cost/income ratio decreased by 8 percentage points to 82% in 2002 with the impact of increased revenues discussed above outweighing the increased expense impact.

     The increase in the cost/income ratio from 62% in 2000 to 90% in 2001 was mainly attributable to the strong net revenues and the lower operating cost base in 2000 as described above.

Invested Assets

     Invested assets increased by € 95 billion, or 15%, to € 726 billion in 2002 compared to 2001. The primary driver of the increase was the acquired invested assets of Scudder and RREEF of € 292 billion. Because of the weak market environment in 2002, the positive impact of these acquisitions was largely offset by a net new money loss of € 25 billion, negative performance movements of € 86 billion and negative foreign currency impact of € 84 billion.

     Invested assets were essentially unchanged in 2001 compared to 2000.

Private Banking Corporate Division

     The following table sets forth the results of our Private Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions, except invested assets)
Net revenues: Portfolio/fund management	€ 472	€ 526	€ 544
Advisory	696	858	987
Loan/deposit products	244	282	262
Transaction fees	14	15	(1)
Insurance business	14	13	10
Other	28	3	25

Total net revenues	1,468	1,697	1,827

Provision for credit losses:
Provision for loan losses	15	11	10
Provision for off-balance sheet positions	-	—	—

Total provision for credit losses	15	11	10

Policyholder benefits and claims	—	—	—
Operating cost base(1)	1,324	1,482	1,396

Income before nonoperating costs	€ 129	€ 204	€ 421

Average active equity(2)	€ 386	€ 417	€ 397
Adjusted return on average active equity in %(3)	34%	49%	106%
Cost/income ratio in %(4)	90%	87%	76%
Invested assets (€ in billions)	€ 148	€ 167	€ 178

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

     Income before nonoperating costs of our Private Banking Corporate Division was € 129 million for the year ended December 31, 2002 compared to € 204 million for the year ended December 31, 2001. This decrease was mainly caused by lower revenues from our advisory products which were partially offset by reductions of our operating cost base.

     Income before nonoperating costs was € 204 million for the year ended December 31, 2001 as compared to € 421 million for the year ended December 31, 2000. The decline was primarily attributable to lower revenues from our advisory products and increases in our operating cost base.

Net Revenues

     Net revenues totaled € 1.5 billion in 2002, a decline of € 229 million, or 13%, compared to 2001. The challenging conditions in the international markets led to a further drop in the value of invested assets and to reduced activities of our clients. The decline in net revenues from advisory products was partially offset by net revenues of € 46 million generated by the Scudder Private Investment Counsel, which was acquired in the second quarter of 2002. This acquisition enhances our investment management capabilities and expands our distribution platform in the U.S.

     Net revenues amounted to € 1.7 billion in 2001, a decline of € 130 million, or 7%, compared to 2000. Weaker revenues from our advisory business, which declined by € 129 million, or 13%, compared to 2000 was the primary reason for this decline. The weak market environment in 2001 led to a substantial restraint among our customers and a decline in securities-related commissions. Brokerage activity dropped significantly and our ability to market new products was limited.

     Additionally, net revenues benefited in 2000 from booming stock markets in the first quarter when our customers’ demand for new products (including initial public offerings) was significantly higher than throughout the year 2001.

Provision for Credit Losses

     The provision for credit losses for the year ended December 31, 2002 totaled € 15 million compared to € 11 million for the year ended December 31, 2001. The increase primarily reflected losses for counterparties in Europe resulting from shortfalls in collateral levels as stock markets declined.

     The provision for credit losses totaled € 11 million for the year ended December 31, 2001, essentially unchanged compared to 2000.

Operating Cost Base

     The operating cost base declined by € 158 million, or 11%, to € 1.3 billion in 2002. The primary reasons for this decline were our ongoing cost containment efforts and our restructuring measures for the Private Banking business in Germany. In addition, costs declined due to lower costs for IT-projects as well as lower transaction-related costs due to reduced client activity. These decreases in our operating cost base were partially offset by the inclusion of the Scudder Private Banking business in the second quarter of 2002 which contributed € 48 million to the operating cost base in 2002.

     The operating cost base was € 1.5 billion in 2001, an increase of € 86 million, or 6%, compared to 2000. The largest single items causing this increase were software and premises write-downs.

Cost/Income Ratio

     The cost/income ratio for 2002 was 90% compared to 87% in 2001. The increase was attributable to the decrease in revenues as described above.

     The cost/income ratio was 87% in 2001 compared to 76% in 2000, with the increase caused by the reduction in net revenues and the increase in our operating cost base as described above.

Invested Assets

     Invested assets declined by € 19 billion, or 11%, to € 148 billion at December 31, 2002. The additional invested assets of € 10 billion due to the integration of the Scudder Private Banking business were more than offset by market-driven valuation reductions in the other portfolios. The strengthening of the euro against the U.S. dollar also caused a further market-driven reduction.

     Compared to December 31, 2000, invested assets declined by € 11 billion, or 6%, to € 167 billion at December 31, 2001. Decreases in invested assets in our U.S. business and declines due to the overall stock market conditions more than offset net new money.

Personal Banking Corporate Division

     The following table sets forth the results of our Personal Banking Corporate Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	( € in millions, except invested assets)
Net revenues:
Portfolio/fund management	€ 59	€ 78	€ 96
Advisory	539	516	625
Loan/deposit products	2,287	2,181	2,000
Transaction fees	575	627	621
Insurance business	905	3,417	4,312
Other	626	24	112

Total net revenues	4,991	6,843	7,766

Provision for credit losses:
Provision for loan losses	215	183	182
Provision for off-balance sheet positions	(1)	—	—

Total provision for credit losses	214	183	182

Policyholder benefits and claims	650	2,898	3,751
Operating cost base(1)	3,076	3,853	3,591

Income (loss) before nonoperating costs	€ 1,051	€ (91)	€ 242

Average active equity(2)	€ 1,442	€ 1,701	€ 1,522
Adjusted return on average active equity in %(3)	73%	(5)%	16%
Cost/income ratio in %(4)	75%	99%	95%
Invested assets (€ in billions)	€ 89	€ 113	€ 110

Additional Information:
Results of sold insurance and related activities included above:
Net Revenues:
Insurance business	€ 780	€ 3,308	€ 4,268
Other	494	—	—

Total net revenues	1,274	3,308	4,268

Provision for credit losses	—	2	3
Policyholder benefits and claims	650	2,896	3,749
Operating cost base(1)	103	376	432

Income before nonoperating costs	€ 521	€ 34	€ 84

Invested asset (€ in billions)	€ —	€ 19	€ 17

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

Income before nonoperating costs of our Personal Banking Corporate Division was
€ 1.1 billion for the year ended December 31, 2002. The results in 2002 included a net gain of € 494 million from the disposal of most of our insurance and related activities to Zurich

Financial Services. The remaining increase of income before nonoperating costs was attributable to a significant reduction of our operating cost base and to increased revenues from loan/deposit and advisory products.

     Loss before nonoperating costs was € 91 million for the year ended December 31, 2001, compared to income before nonoperating costs of € 242 million for the year ended December 31, 2000. The decrease in net revenues was primarily due to lower gains from securities available for sale and write-downs of securities available for sale for other-than- temporary impairment, predominantly related to our insurance business. This decline was substantially offset by reduced policyholder benefits and claims, reflecting lower allocations for the benefit of policyholders from the annual surplus of our insurance subsidiaries. The operating cost base increased, mainly due to specific items such as the introduction of the euro and e-commerce initiatives. Excluding these items, the operating cost base was essentially unchanged.

     Comparison figures for historical periods are materially affected by the sale of the insurance and related activities. The following discussion of Personal Banking’s results of operations excludes the results of these activities in all periods.

Net Revenues

     Net revenues increased by € 182 million, or 5%, compared to 2001. The growth in net revenues from our loan/deposit products was attributable to higher volumes. Revenues from advisory products increased despite the weak market environment, due to the launch of new products (e.g. XAVEX) and a higher demand for funds products after the reform of the German pension system. This reform also had a positive effect on the referral of insurance products from our former subsidiaries.

     Net revenues were € 3.5 billion in 2001, essentially unchanged compared to 2000. Net revenues from our advisory business and our portfolio/fund management business were negatively impacted by the continued weakness in the international capital markets that led to a substantial restraint among our customers regarding securities transactions. This decrease was offset by higher net revenues from loan and deposits products due to increased volumes.

Provision for Credit Losses

     Provision for credit losses increased to € 214 million in 2002 reflecting the challenging credit environment.

     In 2001, our provision for credit losses was € 181 million, a slight increase of € 2 million compared to 2000.

Operating Cost Base

     The operating cost base was € 3.0 billion in 2002, a decrease of € 504 million, or 14%, as compared to 2001. The significant reduction in 2002 resulted from our activities to improve efficiency and to control discretionary spending. Compensation and benefits expenses were reduced by more than 10% reflecting headcount reductions in connection with our restructuring activities. Non-compensation expenses decreased by more than 15% mainly due to reduced spending for marketing, information technology and business consulting as well as due to lower occupancy expenses reflecting the restructuring of our branch network in 2002.

     The operating cost base was € 3.5 billion in 2001, an increase of € 318 million, or 10%, as compared to 2000. The increase was mainly attributable to expenses for specific projects such as the introduction of the euro and e-commerce initiatives. Excluding these items, the operating cost base was essentially unchanged reflecting cost containment activities we implemented.

Cost/Income Ratio

     The cost/income ratio was 80% in the year 2002. This is a significant improvement of 18 percentage points compared to 2001, reflecting our reduced operating cost base and increased net revenues as described above.

     The cost/income ratio was 98% in 2001 compared with 90% in 2000, an increase primarily due to the increases in the 2001 operating cost base as described above.

Invested Assets

     Invested assets in 2002 were € 89 billion, a decrease of € 5 billion compared to 2001. This decrease was attributable to a decline in market values of equities and mutual funds (€ 7 billion), partly offset by net new money (€ 2 billion).

     Invested assets in 2001 were € 94 billion compared to € 93 billion in 2000. Reductions in market values of € 8 billion were due to the weak performance on the equity markets. They were more than offset by net new money, mainly from mutual funds and equities.

     Corporate Investments Group Division

     The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2002, 2001 and 2000, in accordance with our management reporting systems:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Net revenues	€ 3,086	€ 2,054	€ 4,396
Provision for credit losses:
Provision for loan losses	155	199	186
Provision for off-balance sheet positions	(11)	3	—

Total provision for credit losses	144	202	186

Operating cost base(1)	1,222	1,363	1,576

Income before nonoperating costs	€ 1,720	€ 489	€ 2,634

Average active equity(2)	€ 6,751	€ 7,757	€ 5,500
Adjusted return on average active equity in %(3)	25%	6%	48%
Cost/income ratio in %(4)	40%	66%	36%

(1) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

(2) See page S-12 for a description of how average active equity is calculated for, and allocated to, the divisions.

(3) Income before nonoperating costs divided by average active equity.

(4) Operating cost base and policyholder benefits and claims divided by net revenues.

Income Before Nonoperating Costs

     Income before nonoperating costs of our Corporate Investments Group Division was € 1.7 billion for the year ended December 31, 2002, an increase of € 1.2 billion, or 252%, as compared to the year ended December 31, 2001. The increase was primarily attributable to higher gains from the sale of industrial holdings.

     Income before nonoperating costs was € 489 million for the year ended December 31, 2001, a decrease of
€ 2.1 billion, or 81%, as compared to the year ended December 31, 2000. Write-downs and valuation adjustments of some of our alternative assets together with lower gains from the sales of industrial holdings accounted for most of the decrease.

     In November 2002, we entered into exclusive negotiations with the management team of DB Capital Partners regarding the sale of our late-stage private equity portfolio. The transaction, which comprises the sale of 80% of our late-stage private equity portfolio, was completed in February 2003.

Net Revenues

     Net revenues were € 3.1 billion in 2002, an increase of € 1.0 billion, or 50%, as compared to 2001.

     Net revenues in 2002 included € 3.5 billion net gains from our industrial holdings portfolio which primarily related to the sale of our remaining stake in Munich Re (net gain of € 2.6 billion) and the sale of some of our interest in Allianz AG (net gain of approximately € 400 million). Further transactions in 2002 included the sales of our stakes in Deutsche Börse AG, RWE AG, Buderus AG and Continental AG as well as the reduction of our stake in Südzucker AG. In 2001, the largest transaction relating to our industrial holdings portfolio was the sale of some of our interest in Munich Re resulting in a gain of € 1.4 billion. Net revenues in 2001 also reflected a gain of approximately € 800 million for nontrading derivatives in connection with our industrial holdings portfolio compared to a gain of approximately € 150 million in 2002.

     In 2002, net revenues included a net gain of € 438 million from the deemed sale of a partial interest of our mortgage banking subsidiary EUROHYPO, together with the related contribution of part of our London-based real estate investment banking business. Also included were anticipated losses of € 217 million related to our Private Equity business held for sale and a net loss of € 236 million related to the sale of the major part of our North American financial services business. Charges in 2001 of € 80 million were also related to our North American financial services business.

     Net revenues in 2002 also reflected net write-downs of € 435 million on our alternative investments portfolio and net losses of € 728 million on certain equity method investments including € 706 million from our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Similar charges in 2001 amounted to € 1.1 billion, net of a gain on the disposal of a building of € 233 million.

    The remaining variance in net revenues in 2002 compared to 2001 was attributable to reduced revenues after the disposal of the above mentioned businesses combined with lower dividend income from our industrial holdings portfolio.

     At year-end 2002, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 6.8 billion, of which 51% were private equity direct investments, 25% were real estate investments and 24% were private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets continue to deteriorate, we may determine that further write-downs and valuation adjustments are necessary.

     Net revenues were € 2.1 billion in 2001, a decrease of € 2.3 billion, or 53%, as compared to 2000.

     The largest transaction relating to our industrial holdings portfolio in 2001 was the reduction of our stake in Munich Re which resulted in a gain of € 1.4 billion. The largest transaction in 2000 was a sale of some of our interest in Allianz AG with a gain of € 2.3 billion. Net revenues in 2001 also included a gain of approximately € 800 million for nontrading derivatives related to our industrial holdings portfolio.

     Net revenues from our alternative investments portfolio were materially impacted by adverse market conditions in 2001, which resulted in write-downs and valuation adjustments, net of gains from disposals of € 1.1 billion in 2001 (including a gain of € 233 million on the sale of a building) as compared to approximately € 200 million for such net charges in 2000. Most of the write-downs were related to investments in the technology and telecommunication sectors.

     At year-end 2001, the alternative assets portfolio in Corporate Investments had a carrying value of € 8.2 billion, of which 59% were private equity direct investments, 17% were real estate investments and 24% were private equity indirect and other investments.

Provision for Credit Losses

     The provision for credit losses was € 144 million in 2002 compared to € 202 million in 2001. The € 58 million reduction was primarily attributable to the deconsolidation of EUROHYPO in the third quarter of 2002.

     The provision for credit losses was € 202 million in 2001, an increase of € 16 million, or 9%, as compared to 2000. This increase was primarily related to a higher provision concerning our mortgage banking business, partly compensated by a provision decline related to our industrial holdings portfolio.

Operating Cost Base

     The operating cost base decreased in 2002 to € 1.2 billion from € 1.4 billion in 2001. The reduction primarily resulted from the above described deconsolidation of our mortgage banking and North American financial services businesses in 2002 and the disposal of NDB brokerage business in the third quarter of 2001. In 2002, the operating cost base also included € 60 million related to the buyout of our Coinvestment Plans.

     The operating cost base declined in 2001 to € 1.4 billion from € 1.6 billion in 2000, which was a result of a decrease in expenses for strategic initiatives.

Cost/Income Ratio

     The cost/income ratio was 40% in 2002 compared with 66% in 2001. This improvement is primarily the result of increased revenue due to sales of certain industrial holdings as described above.

     The cost/income ratio was 66% in 2001 compared with 36% in 2000. This decline is due to the decrease in revenue from the sale of industrial holdings, and an increase in private equity write-downs in 2001.

Liquidity and Capital Resources

     Liquidity and capital are managed by Treasury, both from the perspective of our consolidated group (corporate treasury) as well as through regional treasuries. These financial resources are allocated to business portfolios applying a methodology called Value Based Management, which favors the portfolios with the highest positive impact on the Bank’s profitability and shareholder value.

     Corporate treasury develops and implements our capital strategy including the issuance and repurchases of shares. Based on the authority granted at the 2002 Annual General Meeting to buy back up to 10% of total shares issued, we repurchased 38.1 million shares, thereof 4.3 million shares through forward contracts settling in the first half of 2003. The capital planning process includes stress tests on a regular basis building on various scenarios of capital generation and risk positions.

     Regional treasuries focus on liquidity risk management and issuance of liability products in accordance with the funding plan for our consolidated group. They control the demand side of liquidity through unsecured funding and cash flow reports. Furthermore, investor concentration and liability roll-off reports are prepared to analyze the sources of funds and to identify trends within our refinancing base. This information allows for adjustments with respect to our funding strategy. In total, Treasury issued approximately € 11 billion of capital market instruments in various currencies and regions in 2002.

     Treasury applies stress testing to all local liquidity profiles to quantify the potential effects of external and internal events on our funding capability. The stress testing is based on expected cash flows and covers various scenarios including systemic shocks as well as unfavorable rating changes.

     To balance business needs with resource availability, all corporate divisions have a seat on the asset and liability management committees (ALCO), both from a Group and regional perspective. In particular, the Group ALCO makes proposals to our Board of Managing Directors with respect to all strategic decisions on financial resources, including the allocation of capital and liquidity to the divisions.

     For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk–Risk Management–Liquidity Risk.”

Research and Development, Patents and Licenses

     Not applicable.

Financial Reporting Matters

SFAS 141 and 142

     Effective January 1, 2002, we adopted SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142, as of January 1, 2002, we discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. We also recognized a € 37 million tax-free gain as a cumulative effect of change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. We recognized a € 62 million loss from impairment of goodwill during the fourth quarter of 2002 resulting from the decision to sell a portion of our private equity business. This sale closed in the first quarter of 2003. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 and 2000 is provided (see note 12) and assumes that SFAS 142 was in effect as of January 1, 2000.

SFAS 144

     Effective January 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. This Statement also amends ARB No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The adoption of SFAS 144 did not have a material impact on our consolidated financial statements. See note 13 for information regarding assets held for sale at December 31, 2002.

EITF 02-3

     Effective November 21, 2002, we adopted provisions in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (“EITF 02-3”) that require that up front dealer profit (or loss) should not be recognized on derivative contracts unless supported by observable market data, observable prices of other current market transactions or other observable data supporting the valuation technique. The adoption did not have a material impact on our consolidated financial statements for 2002. We do not expect EITF 02-3 to affect the ultimate recognition of dealer profit (or loss), however, it may affect the timing of that recognition.

     The other provisions of EITF 02-3, related to energy and derivative contracts held for trading purposes, which have effective dates in 2002 and 2003, do not or are not expected to have a material impact on our consolidated financial statements.

Recent Accounting Developments

SFAS 146

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the existing guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

FIN 45

     In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. These disclosure requirements are included in note 30 to the consolidated financial statements. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have a material impact on our consolidated financial statements.

SFAS 148

     In March 2003, we decided to adopt the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, “Accounting for Stock- Based Compensation–Transition and Disclosure.” Generally, the fair value based method under SFAS 123 results in higher compensation expense for stock options depending on the significant terms, such as the number of shares and exercise price, of the options being granted.

     The majority of our stock option awards are granted on a date shortly after the end of the performance year with an effective date as of the end of the performance year. We are currently evaluating the potential impact, if any, of prospectively adopting the fair value provisions of SFAS 123 on future option awards and other share-based compensation plans.

FIN 46

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity’s expected losses, or receive the majority of the entity’s expected residual gains, or both. Securitization vehicles that are qualifying special purpose entities under SFAS 140 are excluded from the new rule and remain unconsolidated. For us, the Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003. We are evaluating the effect, if any, that the adoption of FIN 46 will have on our consolidated financial statements. FIN 46 requires transitional disclosures where it is reasonably possible that we will have to consolidate or disclose information about certain entities when this Interpretation becomes effective. These transitional disclosures are included in note 9 to the consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Board of Managing Directors (Vorstand) and a Supervisory Board (Aufsichtsrat). The German Stock Corporation Act prohibits simultaneous membership on both the Board of Managing Directors and the Supervisory Board. The members of the Board of Managing Directors are the executive officers of our company. The Board of Managing Directors is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Board of Managing Directors and appoints and removes its members and determines their salaries and other compensation components, including pension benefits.

     The Supervisory Board may not make management decisions. However, German law and our Articles of Association (Satzung) require the Board of Managing Directors to obtain the consent of the Supervisory Board for certain actions. The most important of these actions are:

  Granting general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office;

  Acquisition and disposal (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1% of our regulatory banking capital (haftendes Eigenkapital);

  Granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan to a member of the Board of Managing Directors, or the Supervisory Board or one of our employees who holds a general or statutory power of attorney; and

  Acquisition and disposal (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2% of our regulatory banking capital; the Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of our regulatory banking capital.

     The Board of Managing Directors must submit regular reports to the Supervisory Board on our current operations and future business planning. The Supervisory Board may also request special reports from the Board of Managing Directors at any time.

Supervisory Board and Board of Managing Directors

     In carrying out their duties, members of both the Board of Managing Directors and Supervisory Board must exercise the standard of care of a prudent and diligent business person, and they are liable to us for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including our interests and those of our shareholders, employees and creditors. The Board of Managing Directors is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Board of Managing Directors is also required to ensure appropriate risk management within our operations and to establish an internal monitoring system.

     As a general rule under German law, a shareholder has no direct recourse against the members of the Board of Managing Directors or the Supervisory Board in the event that they are believed to have breached a duty to us. Apart from insolvency or other special circumstances, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the shareholders’

meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Supervisory Board

     Our Articles of Association require our Supervisory Board to have twenty members. In the event that the number of members on our Supervisory Board falls below twenty, the Supervisory Board maintains its authority to pass resolutions so long as at least ten members remain on the board. If the number of members remains below twenty, upon application to a competent court, the court may appoint replacement members to serve on the board until official appointments are made.

     The German Co-Determination Law of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. None of the current members of either of our boards were selected pursuant to any arrangement or understandings with major shareholders, customers or others.

     Each member of the Supervisory Board generally serves for a fixed term of approximately five years. For the election of shareholder representatives, the shareholders’ meeting may establish that the terms of office of up to five members may begin or end on differing dates. Pursuant to German law, the term expires at the latest at the end of the annual shareholders’ meeting that approves and ratifies such member’s actions in the fourth fiscal year after the year in which the Supervisory Board member was elected. Supervisory Board members may also be re-elected. The shareholders may, by a majority of the votes cast in a shareholders’ meeting, remove any member of the Supervisory Board they have elected in a shareholders’ meeting. The employees may remove any member they have elected by a vote of three-quarters of the employee votes cast.

     The members of the Supervisory Board elect the chairperson and the deputy chairperson of the Supervisory Board. Traditionally, the chairperson is a representative of the shareholders, and the deputy chairperson is a representative of the employees. At least half of the members of the Supervisory Board must be present at a meeting or must have submitted their vote in writing to constitute a quorum. In general, approval by a simple majority of the members of the Supervisory Board present and voting is required to pass a resolution. In the case of a deadlock, the resolution is put to a second vote. In the case of a second deadlock, the chairperson casts the deciding vote.

     The following table shows information on the current members of our Supervisory Board (Dr. Rolf-E. Breuer joined the Supervisory Board as its Chairperson on May 22, 2002, replacing the prior Chairperson, Hilmar Kopper, who left the board on that date). The information includes their ages as of December 31, 2002, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Dr. Karl-Hermann Baumann Age: 67 First elected: 1998 Term expires: 2003	Member of the Supervisory Board; Chairperson of the supervisory board of Siemens AG	Supervisory board memberships: E.ON AG; Wilhelm von Finck AG; Linde AG; mg technologies ag; Schering AG; ThyssenKrupp AG
Other experience: Siemens AG (member of the board of managing directors), 1987-1998; Bayerische Handelsbank AG (member of the supervisory board), 1991-1998

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Dr. Rolf-E. Breuer Age: 65 First elected: 2002 Term expires: 2003	Chairperson of the Supervisory Board

Supervisory board memberships: Bertelsmann AG; Deutsche Börse AG (Chairperson); Deutsche Lufthansa AG; E.ON AG; Siemens AG (Deputy Chairperson) until January 23, 2003; Compagnie de Saint-Gobain S.A.; Kreditanstalt für Wiederaufbau (KfW); Landwirtschaftliche Rentenbank

Other experience:
Speaker of the Board of Managing Directors Deutsche Bank AG until 2002; President of the Association of German Banks; German Financial Supervisory Authority (Administrative Council); International Advisory Board of MMC; CESR (member of the Market Participants Consultative Panel); member of the Supervisory Board of Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft, 1997-2002

Dr. Ulrich Cartellieri Age: 65 First elected: 1997 Term expires: 2003	Member of the Supervisory Board

Supervisory board memberships:
Robert Bosch GmbH; Henkel KGaA
Other nonexecutive directorships:
BAE SYSTEMS plc; Federal Reserve Bank of New York (member of the international advisory committee); GEMS Oriental & General Fund (member of the advisory council)

Other experience:
Several positions with us 1970- 1997, including member of our Board of Managing Directors; DEG- Deutsche Investitions- und Entwicklungsgesellschaft mbH (deputy chairperson of the supervisory board), 1998-2001; Karstadt AG (chairperson of the supervisory board), 1988-1997; Ruhrgas AG (member of the advisory board), 1991-1998; Siemens AG (deputy chairperson of the supervisory board), 1990-1998; Solvay Deutschland GmbH (chairperson of the supervisory board), 1990-1997; Thyssen AG (member of the supervisory board), 1986-1997

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Heidrun Förster Age: 55 First elected: 1993 Term expires: 2003	Deputy Chairperson and employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank Privat-und Geschäftskunden AG, Berlin	Other positions: Works council of Deutsche Bank AG, (Chairperson), 1990-2001; employee of Deutsche Bank AG since 1975

Klaus Funk Age: 55 First elected: 1999 Term expires: 2003	Employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank Privat-und Geschäftskunden AG, Frankfurt am Main	Other experience: Betriebskrankenkasse der Deutschen Bank AG (member of the advisory board); employee of Deutsche Bank AG since 1963

Gerald Herrmann Age: 50 Appointed by the court: 2001 Term expires: 2003	Employee-elected member of the Supervisory Board; Federal Executive Secretary Unified Services Union, Berlin	Supervisory board memberships: Deutsche Bank Privat-und Geschäftskunden AG; european transaction bank ag; DBV- Winterthur Versicherung AG

Sabine Horn Age: 41 First elected: 1998 Term expires: 2003	Employee-elected member of the Supervisory Board; chairperson of the works council of Deutsche Bank AG, Frankfurt am Main	Other positions: Employee of Deutsche Bank AG since 1984

Sir Peter Job Age: 61 Appointed by the court: 2001 Term expires: 2003	Member of the Supervisory Board

Supervisory board memberships:
Bertelsmann AG
Nonexecutive directorships:
Grand Metropolitan Plc, 1994-1997; Diageo Plc, 1997-1999; Glaxo Wellcome Plc, 1997-2001; GlaxoSmithKline Plc (GSK); Schroders Plc; Tibco Software Inc.; Instinet Inc.; Multex.com Inc.; Shell Transport and Trading Plc

Other experience:
Sub-editor and correspondent for Reuters, 1963-1971; Reuters Group Plc (member of the board of directors), 1989-2001; NASDAQ (chairman of the international advisory council); member of the advisory board of Reuters Venture Capital

Prof. Dr. Henning Kagermann Age: 55 First elected: 2000 Term expires: 2003	Member of the Supervisory Board; co-chairman and CEO of SAP AG	Supervisory board memberships: DaimlerChrysler Services AG; Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft; SAP Systems Integration

Other positions: Member of the board of managing directors of SAP AG

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Ulrich Kaufmann Age: 56 First elected: 1988 Term expires: 2003	Employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank AG, Düsseldorf	Other positions: Employee of Deutsche Bank AG; Deutscher Bankangestellten- Verband; Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board)

Peter Kazmierczak Age: 45 First elected: 2002 Term expires: 2003	Employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank AG, Essen	Other positions: Employee of Deutsche Bank AG since 1976

Adolf Kracht Age: 67 First elected: 1996 Term expires: 2003	Member of the Supervisory Board; chairman of the supervisory board of Wilhelm von Finck AG; member of the board of managing directors of Gerling Rheinische Versicherungs-Gruppe AG

Supervisory board memberships:
Dussmann Verwaltungs AG (chairman); Dussmann
AG & Co. KGaA; Gerling-Konzern Versicherungs- Beteiligungs-AG; Gerling Firmen- und Privat-Service AG; Wilhelm von Finck Inc. (chairman)

Prof. Dr.-Ing. E.h. Berthold Leibinger Age: 72 First elected: 1995 Term expires: 2003	Member of the Supervisory Board; managing partner of TRUMPF GmbH & Co. KG	Supervisory board memberships: BASF AG (chairperson) Other nonexecutive directorships: HSBC Trinkaus & Burkhardt (member of the advisory board)

Margret Moenig- Raane Age: 54 First elected: 1996 Term expires: 2003	Employee-elected member of the Supervisory Board; Vice President of the Unified Services Union, Berlin	Supervisory board memberships: E.ON AG Other nonexecutive directorships: BHW (member of the advisory board)

Dr. Michael Otto Age: 59 First elected: 1989 Term expires: 2003	Member of the Supervisory Board; chairperson of the board of managing directors of Otto (GmbH & Co KG) and OTTO AG für Beteiligungen

Supervisory board memberships:
Gerling-Konzern Versicherungs- Beteiligungs-AG; SCHWAB VERSAND GmbH (chairperson); Axel Springer Verlag AG
Other nonexecutive directorships:
3 Suisses International S.A. (member of the advisory board); Baur Versand GmbH (chairperson of the advisory board); Crate & Barrel Holding Inc. (chairperson of the board); FORUM Grundstücksgesellschaft mbH (member of the advisory board); Freemans Plc (chairperson of the board); Grattan Plc (chairperson of the board); Handelsgesellschaft Heinrich Heine GmbH (chairperson of the advisory board); Otto- Sumisho Inc. (chairperson of the advisory board); Spiegel Inc. (chairperson of the board); Euromarket Designs, Inc. (chairperson of the board)

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Klaus Schwedler Age: 52 First elected: 1999 Term expires: 2003	Employee-elected member of the Supervisory Board; member of the works council of GTG Gesellschaft für technisches Gebäudemanagement mbH	Other Experience: Deutsche Bank AG (employee) 1986-1996; GTG Gesellschaft für technisches Gebäudemanagement mbH (employee) 1997-2002; employee of Deutsche Bank AG since January 1, 2003

Tilman Todenhöfer Age: 59 Appointed by the court: 2001 Term expires: 2003	Member of the Supervisory Board; deputy chairman of the board of directors of Robert Bosch GmbH

Supervisory board memberships:
Bosch Rexroth AG; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Robert Bosch Finance Co. Limited (member of the board); Robert Bosch Finance Corporation (member of the board)

Other experience: University of Tübingen (chairman of the board)

Michael Freiherr Truchsess von Wetzhausen Age: 56 First elected: 1999 Term expires: 2003	Employee-elected member of the Supervisory Board; Member of the management board region central, Frankfurt am Main

Supervisory board memberships:
Lahmeyer International GmbH (deputy chairman); Mittelständische Beteiligungsgesellschaft Hessen; Nestle Deutschland AG (since January 30, 2003); Merz GmbH & Co KGaA (deputy chairman since January, 2003)

Other nonexecutive directorships: Biotest AG (member of the advisory board); Investitionsbank Hessen (member of the advisory board)
Other experience: Several positions within our consolidated group including branch management positions

Lothar Wacker Age: 63 First elected: 1976 Term expires: 2003	Employee-elected member of the Supervisory Board

Other experience:
Employee of Deutsche Bank AG; Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board); Deutscher Bankangestellten-Verband (chairperson of the board of managing directors)

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships

Dipl.-Ing. Albrecht Woeste Age: 67 First elected: 1993 Term expires: 2003	Member of the Supervisory Board

Supervisory board memberships:
Henkel KGaA (chairperson); Allianz Lebensversicherungs-AG
Other nonexecutive directorships:
Investitions-Bank NRW (member of the advisory board); IKB Deutsche Industriebank (member of the advisory board); R. Woeste & Co. GmbH & Co KG (chairperson of the advisory board)

Other experience
Member of the board of directors of Ecolab Inc., 1991-2001; managing director of R. Woeste & Co. GmbH & Co. KG

     The Supervisory Board has the authority to establish, and appoint its members to, a Chairman’s Committee and other committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following four standing committees:

  The Chairman’s Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Board of Managing Directors. In particular, the Chairman’s Committee determines salaries and other compensation components, including pension benefits, for the Board of Managing Directors. Moreover, the Chairman’s Committee is responsible for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Board of Managing Directors. The current members of the Chairman’s Committee are Dr. Rolf-E. Breuer (Chairperson since May 22, 2002), Heidrun Förster, Dr. Ulrich Cartellieri and Lothar Wacker. The Chairman’s Committee held 5 meetings in 2002.

  The Audit Committee mandates the independent auditors that the annual shareholders’ meeting elects. In particular, the Audit Committee sets the compensation of the independent auditors and may determine priorities for the audit. The Audit Committee reviews our interim reports, as well as our financial statements, taking into account the results of the audits and reviews that the independent auditors have performed. The current members of the Audit Committee are Dr. Karl-Hermann Baumann (Chairperson since May 22, 2002), Dr. Rolf-E. Breuer (since May 22, 2002), Heidrun Förster, Dr. Ulrich Cartellieri, Sabine Horn (since January 30, 2002) and Michael Freiherr Truchsess von Wetzhausen. The Audit Committee held 3 meetings in 2002.

  The Credit and Market Risk Committee approves our acquisition of temporary participations in other companies. The Credit and Market Risk Committee is only authorized to approve investments of between 2% and 3% of our regulatory banking capital. All other investments that require the Supervisory Board’s approval must be approved by the Supervisory Board as a body, not just by the Committee. In addition, the Board of Managing Directors provides the Credit and Market Risk Committee with information on credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason. The current members of the Credit and

Market Risk Committee are Dr. Rolf-E. Breuer (Chairperson since May 22, 2002), Dr. Karl-Hermann Baumann (since January 30, 2002) and Dr. Ulrich Cartellieri. The current deputy members are Sir Peter Job (since January 30, 2002) and Adolf Kracht. The Credit and Market Risk Committee held 6 meetings in 2002.

  The Mediation Committee is responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Board of Managing Directors in those cases where the Supervisory Board is unable to reach a two- thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Board of Managing Directors are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Rolf-E. Breuer (Chairperson since May 22, 2002), Heidrun Förster, Dr. Ulrich Cartellieri and Ulrich Kaufmann. The Mediation Committee did not hold any meetings in 2002.

     The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Board of Managing Directors

     Our Articles of Association require the Board of Managing Directors to have at least three members. The members of the Board of Managing Directors elect the spokesperson of the Board of Managing Directors. The Supervisory Board appoints, removes and supervises the members of the Board of Managing Directors. Our Board of Managing Directors currently has four members. The Supervisory Board may also appoint deputy members to the Board of Managing Directors, however, there are currently no deputy members.

     The Supervisory Board appoints the members of the Board of Managing Directors for a maximum term of five years. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Board of Managing Directors prior to the expiration of his or her term for good cause.

     Pursuant to our Articles of Association, two members of the Board of Managing Directors, or one member of the Board of Managing Directors together with a holder of a statutory power of attorney (Prokurist), may represent us for legal purposes. A Prokurist is an attorney in fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Board of Managing Directors itself must resolve on certain matters as a body. In particular, it may not delegate strategic planning, coordinating or controlling responsibilities to individual members of the Board of Managing Directors.

     Other responsibilities of the Board of Managing Directors are:

  Appointing key personnel;

  Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units in accordance with the terms of reference (Geschäftsordnung) for the Board of Managing Directors and terms of reference for our Group Risk Committee;
  Calling shareholders’ meetings;

  Filing petitions to set aside shareholders’ resolutions;

  Preparing and executing shareholders’ resolutions; and

  Reporting to the Supervisory Board.

     According to German law, our Supervisory Board represents us in dealings with members of the Board of Managing Directors. Therefore, no member of the Board of Managing Directors may enter into any agreement with us without the prior consent of our Supervisory Board.

     The following paragraphs show information on the current members of the Board of Managing Directors. The information includes their ages as of December 31, 2002, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and the positions they have held with us and with other companies in the last five years. The business address of the members of our Board of Managing Directors is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

     Dr. Thomas Fischer, Jürgen Fitschen and Michael Philipp left the Board of Managing Directors on January 30, 2002 as of which date Jürgen Fitschen joined the Group Executive Committee. Dr. Rolf-E. Breuer left the Board of Managing Directors on May 22, 2002 and was elected Chairperson of the Supervisory Board.

Dr. Josef Ackermann
Age: 54
First Appointed: 1996
Term Expires: 2006

     Dr. Josef Ackermann joined Deutsche Bank as a member of the Board of Managing Directors in 1996. On May 22, 2002, Dr. Ackermann assumed his current position as Spokesman of the Board of Managing Directors and Chairman of our Group Executive Committee. He is chairman of the Supervisory Board of DB Investor.

     Before taking over his responsibilities at Deutsche Bank, Dr. Ackermann worked for Credit Suisse. Between 1993 and 1996 he served there as President of the Executive Board, following his appointment to that board in 1990. Dr. Ackermann began his career at Credit Suisse in 1977, where he held a variety of positions in Corporate Banking, Foreign Exchange/ Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. During his time at Credit Suisse, Dr. Ackermann was also a lecturer in economics at the University of St. Gallen in Switzerland.

     Dr. Ackermann’s educational history includes studies in economics and social sciences. He received his doctorate degree (Dr.oec.) at the University of St. Gallen.

     Dr. Ackermann engages in the following principal business activities outside our company: He is a supervisory board member at Bayer AG, Linde AG, Siemens AG (since January 23, 2003) and a nonexecutive member of the board of directors at Stora Enso Oyi (until March 20, 2003).

     In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint alleges a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. The District Court in Düsseldorf has now to decide whether it will admit the charges and conduct a trial. Our Supervisory Board has declared that it supports Dr. Ackermann’s defense and that it views the charges in question as arbitrary and incomprehensible.

Dr. Clemens Börsig
Age: 54
First Appointed: 2001
Term Expires: 2005

     Dr. Clemens Börsig joined our Board of Managing Directors in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer. He also is a member of the Supervisory Board of DB Investor.

From 1997 to 1999, Dr. Börsig worked for RWE AG, in Essen, Germany, as a member of the management board and as chief financial officer. Prior to this position, he was employed by Robert Bosch GmbH in Stuttgart, Germany, where he was hired in 1985 as the head of Corporate Planning and Controlling. In 1990, he was appointed to the management board at Bosch. From 1977 to 1985, Dr. Börsig held a number of positions at Mannesmann Group in Düsseldorf, Germany, including head of Corporate Planning at Mannesmann-Kienzle GmbH and chief financial and administrative officer at Mannesmann-Tally. From 1973 to 1977, he was an assistant professor at the Universities of Mannheim and Munich.

     Dr. Börsig’s educational history includes studies in business administration and mathematics. He graduated with a Ph.D. in Business Administration from the University of Mannheim.

     Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and Gerling-Konzern Versicherungs-Beteiligungs-AG. He also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc.

Dr. Tessen von Heydebreck
Age: 57
First Appointed: 1994
Term Expires: 2006

     Dr. Tessen von Heydebreck joined our Board of Managing Directors in 1994. From 1994 to 1996, he was a deputy member of the Board of Managing Directors. Dr. von Heydebreck is our Chief Administrative Officer. He is the Chairman of the Supervisory Boards of Deutsche Bank Luxembourg S.A., Deutsche Bank 000 Moscow, Deutsche Bank Polska S.A., and Deutsche Bank R.T. Budapest. He is a member of the Supervisory Boards of Deutsche Bank Privat-und Geschäftskunden AG and DWS Investment GmbH.

     Dr. von Heydebreck’s career with us began in 1974 with positions in Hamburg and Bremen, Germany. In 1977, Dr. von Heydebreck moved to our former head office in Düsseldorf, where he served as executive assistant to a member of the Board of Managing Directors. From 1981 to 1983, he was a member of the management in our branch in Emden, Germany. He served as regional head in Bremen, Germany, from 1983 to 1990 and as regional head in Hamburg, Germany, from 1990 to 1994.

     Dr. von Heydebreck studied law at Göttingen University and the University of Freiburg. After passing the First and the Second State Examinations in law, he completed a doctorate in law at Göttingen University.

     Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Duerr AG, Deutsche Euroshop AG, Gruner + Jahr AG & Co. and BVV Versicherungsverein des Bankgewerbes a.G. He holds a nonexecutive directorship at EFG Eurobank Ergasias S.A.

Hermann-Josef Lamberti
Age: 46
First Appointed: 1999
Term Expires: 2004

     Hermann-Josef Lamberti joined our Board of Managing Directors in 1999. He joined us in 1998 as an executive vice president. Mr. Lamberti is our Chief Operating Officer. He is also Chairman of the Supervisory Boards of Deutsche Bank Privat-und Geschäftskunden AG, european transaction bank ag, DB Payments Projektgesellschaft AG (since January 1, 2003) and chairs the Board of Directors of Deutsche Bank S.A.E. and Deutsche Bank S.A./N.V.

     Prior to joining Deutsche Bank, Hermann-Josef Lamberti worked at IBM for 14 years. He began his career at the company in 1985, where he concentrated on controlling and internal application development. He was soon entrusted with management positions in the company’s German branches specializing in the banking and insurance industries. In 1993, he was appointed General Manager of Personal Software Division at IBM Europe in Paris, where he was the head of software sales for Europe, the Middle East and Africa. In 1995, Hermann-Josef Lamberti moved to IBM in the US, where he was Vice President for Marketing and Brand Management with responsibility for IBM’s global mainframes sales. He returned to Germany in 1997 to take up the position of Chairman of the Senior Management of IBM Germany in Stuttgart.

     Hermann-Josef Lamberti studied business administration in Cologne and Dublin before commencing his professional career in the financial sector. He graduated with a master’s degree in Business Administration in 1981. He subsequently worked for Touche Ross in Toronto, where he was involved in Auditing and Consulting. He also worked in the Foreign Exchange department at Chemical Bank in Frankfurt.

     Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Fiat S.p.A., Carl Zeiss Stiftung, SupplyOn AG (until December 31, 2002) and e-millennium 1 GmbH & Co. KG (chairperson). He also holds nonexecutive directorships at Euroclear Clearance System plc and Euroclear Bank S.A.

Board Practices of the Board of Managing Directors

     Our Board of Managing Directors has adopted terms of reference for the conduct of its affairs. These terms of reference have been presented to the Supervisory Board for information. The terms of reference provide that the individual responsibilities of the members of the Board of Managing Directors are determined by our business allocation plan. The terms of reference stipulate that, notwithstanding the functional responsibilities of the divisional boards, the members of the Board of Managing Directors each have an individual responsibility for the divisions or functions to which they are assigned, as well as for those divisional boards of which they are members and the subsidiaries allocated to those divisions.

     In addition to managing our company, some of the members of our Board of Managing Directors also supervise and advise our affiliated companies. As permitted by German law, some of the members also serve as members of the supervisory boards of other companies.

     On March 29, 2001, we announced new corporate governance principles. These principles set standards for the members of our Board of Managing Directors, covering their duties and compensation. These principles were amended in October 2002. Some of their requirements, particularly those we describe here, go beyond the requirements of German law.

     With regard to compensation of members of the Board of Managing Directors, the Supervisory Board sets criteria for appraising the performance of the individual members. We also have increased the transparency of transactions by members of the Board of Managing Directors in our shares, and derivatives of our shares, by disclosing these transactions to the public. These disclosures are in addition to any disclosures members of the Board of Managing Directors, like other shareholders, would have to make under the U.S. securities laws, particularly, if their shareholdings are high enough, under Section 13(d) of the Securities Exchange Act of 1934 and the related rules. None of the members of our Board of Managing Directors holds enough of our shares to have to report them under the U.S. securities laws. (Section 16(a) of the Securities Exchange Act, which requires directors and officers of companies with shares registered with the Securities and Exchange Commission to file share ownership disclosure reports with the Commission, does not apply to foreign private issuers like us.)

     Since July 1, 2002, German law (Section 15(a) of German Securities Trading Act) requires members of the Board of Managing Directors and of the Supervisory Board to disclose acquisitions or disposals in our shares, and derivatives of our shares. A disclosure requirement under Sec. 15(a) of German Securities Trading Act does not exist if an acquisition is made on the basis of an employment contract or as part of the remuneration.

Also, a disclosure requirement does not exist for transactions whose aggregate value in terms of the total number of transactions carried out by the party subject to the disclosure requirement within 30 days does not exceed € 25,000. Our corporate governance principles go beyond the requirements of Section 15(a) of German Securities Trading Act. All transactions by the members of the Board of Managing Directors in our shares and derivatives on these shares must be disclosed. This obligation has also been extended to our Supervisory Board.

     In accordance with our policy and the new German law, we have disclosed the following transactions since January 1, 2002:

Date of Transaction	Name of Member of the Board of Managing Directors	Security Involved	Quantity	Transaction

May 6, 2002	Dr. Josef Ackermann	Deutsche Bank AG ordinary shares	20,000	Purchase

February 17, 2003	Dr. Tessen von Heydebreck	Deutsche Bank AG ordinary shares	10,000	Purchase

     Also, to assist us in avoiding conflicts of interest, the members of our Board of Managing Directors have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Group Executive Committee and Functional Committees

     A key component of the new management structure, which we implemented on January 31, 2002, is the Group Executive Committee which supports the Board of Managing Directors. This committee comprises the members of the Board of Managing Directors and the Global Business Heads of our Group Divisions. Through the establishment of the Group Executive Committee, we have now integrated our Global Business Heads more closely into the management of our consolidated group. At the same time, we have made a precise allocation of functional responsibilities to preserve a clear delineation between strategic management on the one hand, and operational management on the other hand.

     The responsibilities of the Group Executive Committee are as follows:

  Provide on-going information to the Board of Managing Directors on business developments and particular transactions;

  Regular review of our business segments;

  Consultation with and furnishing advice to the Board of Managing Directors on strategic decisions; and

  Preparation of decisions to be made by the Board of Managing Directors.

     The following functional committees assist the Board of Managing Directors in executing cross-divisional strategic management, resource allocation, control and risk management:

  The Group Finance Committee is responsible for establishing the business orientation of Controlling and to determine and monitor reporting rules across our consolidated group. The Chairman of the Group Finance Committee is Dr. Clemens Börsig.

  The Group Investment Committee is responsible for evaluating strategic investment decisions and monitoring acquisitions, joint ventures, divestitures, and restructuring projects. The Chairman of the Group Investment Committee is Dr. Clemens Börsig.

  The Group Risk Committee is responsible for planning, management and control of risks, especially credit, market and operational risks across our consolidated group. The Chairman of the Group Risk Committee is Dr. Clemens Börsig.

  The Group Asset/Liability Committee is responsible for coordinating allocation of financial resources to the operational Group Divisions across our consolidated group. The Chairman of the Group Asset/Liability Committee is Dr. Josef Ackermann.

  The Group Corporate Investments/Alternative Assets Committee is responsible for the overall monitoring of all Corporate Investments/Alternative Asset activities (risk management, investment guidelines compliance/conflict management, larger scale investment decisions). The Chairman of the Group Corporate Investments/ Alternative Assets Committee is Dr. Josef Ackermann.

  The Group IT & Operations Committee is responsible for preparing strategic and operational decisions for approval by the Board of Managing Directors and take other decisions as delegated with respect to cost containment and optimization of infrastructure/support functions including spending on vendors, premises, IT equipment and application development and operations, controlling and human resource functions. The Chairman of the Group IT & Operations Committee is Hermann-Josef Lamberti.

  The Group Human Resources Committee is responsible for determination and control of guidelines and standards in Human Resources (especially for staff recruitment, development, deployment, compensation and benefits, administration and severance) across our consolidated group. The Chairman of the Group Human Resources Committee is Dr. Tessen von Heydebreck.

  The Group Compliance Committee is responsible for ongoing development and implementation of Legal Compliance and Internal Audit principles and standards. The Chairman of the Group Compliance Committee is Dr. Tessen von Heydebreck.

Compensation

Supervisory Board

     The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. We compensate our Supervisory Board members after the end of each fiscal year. Their compensation generally consists of a fixed remuneration of € 7,000 (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 2,500 for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We also reimburse members of the Supervisory Board for all cash expenses and any value- added tax they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. We increase the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits. In accordance with our Articles of Association, we pay the chairperson twice the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. For Supervisory Board members who serve on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months. We intend to change the Articles of Association in 2003 regarding the compensation of the Chairpersons of the Committees and to add and/or (partly) replace the dividend based compensation with a long-term component.

     In January 2003, we paid each Supervisory Board member a fixed remuneration of € 7,000 (plus value-added tax (Umsatzsteuer)) for their services in 2002. In addition, we will pay each of them for their services in 2002 a dividend-based bonus after the shareholders meeting in June 2003. Assuming that the shareholders’ meeting in June 2003 approves the envisaged dividend of € 1.30 per share, the dividend-based compensation will be at least € 57,500 for each Supervisory Board member as in the previous year. Assuming a dividend of € 1.30 per share the aggregate amount we will pay to the members of our Supervisory Board as a group (excluding salaries) for the fiscal year 2002 will be € 1,661,000 (including

Hilmar Kopper, who was its Chairman until May 22, 2002). The aggregate remuneration we and our consolidated subsidiaries paid to the members of our Supervisory Board as a group (including salaries) during the years ended December 31, 2002 and December 31, 2001 was € 2,995,000 and € 2,835,000, respectively.

Board of Managing Directors

     We have entered into service agreements with members of our Board of Managing Directors. These agreements establish the following two principal elements of compensation:

     Salary. We establish fixed remuneration for the members of our Board of Managing Directors based on a comparative analysis of the base salaries a selected peer group of international companies pays its Managing Directors.

     Annual Bonus/Mid-term Incentive. We pay annual bonuses to members of our Board of Managing Directors based on our corporate performance, primarily in relation to profitability. The bonus is made up of an annual bonus, which is based on achievement of the return on equity (based on pre-tax profit, excluding goodwill impairment and net gains from our industrial holdings portfolio in relation to allocated book equity) planned for the year, and a mid-term-incentive payment which reflects, for a two-year period, the ratio between our total shareholder return and the corresponding average figure for the peer group.

     The mid-term-incentive payment is paid not only with a cash component (1/3), but also in the form of benefits under the DB Global Partnership Plan (2/3). For further information on the terms of our DB Global Partnership Plan see note 18 to the consolidated financial statements.

     The aggregate remuneration that we paid to the members of our Board of Managing Directors (including Dr. Thomas R. Fischer, Jürgen Fitschen and Michael Philipp, each of whom left the Board of Managing Directors on January 30, 2002, and Dr. Rolf-E. Breuer, who left that board on May 22, 2002) for the year ended December 31, 2002 was € 27,205,945. This aggregate remuneration was comprised of the following:

Year ended December 31, 2002

Salaries	€ 4,083,334
Bonuses, mid-term-incentive (cash and equity based) and other payments	22,449,960
Other remuneration(1)	672,651

Total remuneration	€ 27,205,945

(1) Insurance premiums, payments in kind and taxes.

     Members of our Board of Managing Directors received as part of the mid-term-incentive payment (see above) the following share-based compensation for 2002:

     DB Equity Units. In respect of the 2002 performance year, we awarded an aggregate of 121,611 deferred share awards to members of our Board of Managing Directors. These shares are scheduled to be delivered on August 1, 2006.

     Performance Options and Partnership Appreciation Rights. In respect of the 2002 performance year, we awarded an aggregate number of 140,190 Performance Options and 140,190 Partnership Appreciation Rights. These awards will each be exercisable in equal proportions of 46,730 units on February 1, 2005, February 1, 2006 and February 1, 2007.

     In addition to the above amounts that we paid to members of the Board of Managing Directors in 2002, we paid former members of the Board of Managing Directors or their surviving dependents an aggregate of € 31,964,054. On December 31, 2002, our provision for pension commitments to the members of the Board of Managing Directors totaled € 13.7 million.

     Pursuant to the service contracts we have entered into with each of the members of our Board of Managing Directors, the board members are entitled to receive certain transitional payments upon termination of their board membership. If a member is terminated other than for cause, he or she is entitled to receive a severance payment generally consisting of his or her base salary for the remaining term of the service contract, as well as an amount corresponding to the member’s average annual bonus paid in the three years preceding the termination.

     Our existing Board Members as of December 31, 2002 received the following remuneration for the year 2002:

	Annual Cash Compensation		Equity-based Compensation

Name	Fixed Salary	Cash Bonus	DB Equity Units	Performance Options

Dr. Josef Ackermann	€1,004,167	€ 3,283,625	49,811	57,421
Dr. Clemens Börsig	€ 800,000	€ 1,263,500	23,335	26,900
Dr. Tessen v. Heydebreck	€ 800,000	€ 1,263,500	23,335	26,900
Hermann-Josef Lamberti	€ 800,000	€ 1,263,500	23,335	26,900

	Options Granted	Percentage of Total Options Granted to Employees	Strike Price*	Expiration Date	Grant Date Present Value	Exercisable	Unexercisable **

Dr. Josef Ackermann	57,421	0.38%	€ 47.53	February 1, 2009	€ 11.97	—	57,421
Dr. Clemens Börsig	26,900	0.18%	€ 47.53	February 1, 2009	€ 11.97	—	26,900
Dr. Tessen v.Heydebreck	26,900	0.18%	€ 47.53	February 1, 2009	€ 11.97	—	26,900
Hermann-Josef Lamberti	26,900	0.18%	€ 47.53	February 1, 2009	€ 11.97	—	26,900

* Effectively reduced to € 39.61 with the simultaneous payout of Partnership Appreciation Rights.

** Mandatory holding period of two years

Employees

     As of December 31, 2002, we employed a total of 77,442 staff members as compared to 86,524 as of December 31, 2001 and 89,784 as of December 31, 2000. We calculate our employee figures on a full time equivalent basis, meaning we include proportionate numbers of part-time employees.

     The following table shows our numbers of full time equivalent employees as of December 31, 2002, 2001, and 2000:

	December 31,

	2002	2001	2000

Employees(1)
Germany	33,807	41,191	43,567
Europe (outside Germany)	21,361	22,956	23,020
Asia-Pacific(2)	6,316	6,616	7,207
North America(3)	15,309	15,111	15,461
South America	649	650	529

Total employees	77,442	86,524	89,784

(1) Full time equivalent employees. (2) Includes an immaterial number of employees in Africa. (3) Primarily the United States. 141

     During 2002 we decreased our number of employees primarily due to staff reductions and several divestitures.

     During the years 2002 and 2001, we announced plans to reduce our staff by 14,470 employees through various restructuring and other measures for the years 2001 to 2003. By December 31, 2002, we have realized 11,315, or 78% of this workforce reduction (including 1,374 contracts signed with a fixed future date of leave), of which 5,145 relate to CIB, 3,246 to PCAM, 1,534 to the Scudder integration (net reduction, including approximately 500 prior to change of control) and 1,390 to Corporate Center and DB Services. The remaining staff reduction targets relate to CIB (1,205) and PCAM (1,950).

     The remaining staff reduction relating to CIB is part of the CIB restructuring activity as described in note 25 to the consolidated financial statements.

     The remaining staff reduction for PCAM is a result of the re-segmentation of our Private Banking and Personal Banking Corporate Divisions of PCAM into the Private Wealth Management Business Division and the Private & Business Clients Corporate Division and will include staff reductions in our credit processing centers as well. The costs of implementing these measures in 2003 and 2004 will be expensed as incurred. In addition, we will continue to have further related cuts in our branch network.

     The following charts show the relative proportions of employees in our Group Divisions, DB Services and our Corporate Center as of December 31, 2002, 2001 and 2000.

142

Labor Relations

     In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including us and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

     Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e. V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in December 2002 (after a period of 8 months of bargaining, accompanied by several strikes), terminates on May 31, 2004. The agreement includes no pay raise until June 2002, a 3.1% pay raise from July 1, 2002 to June 30, 2003, another 2.0% pay raise from July 1, 2003 to the end of 2003 and finally a 1.0% pay raise from January 1, 2004 to May 31, 2004. Additionally, unions and employers agreed on the introduction of variable salary components, which allow flexibility according to performance criteria and on corporate results. Further aspects of the agreement relate to improvements in the master tariff agreement, including an extension of regulations governing work on Saturdays, part-time retirement arrangements, early retirement and employment protection.

     Our employers’ association negotiates with the following unions:

  ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellen Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

  Deutscher Bankangestellten Verband (DBV)

  Deutscher Handels-und Industrieangestellten Verband (DHV)

     German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are members of unions. Approximately 15 to 20% of the employees in the German banking industry are organized into unions. We estimate that less than 15% of our employees in Germany are unionized. On a worldwide basis, we estimate that approximately 15% of our employees belong to labor unions.

Share Ownership

Board of Managing Directors

     As of February 28, 2003, the individual share ownership (including options to purchase our shares or rights related to our shares) of the current members of the Board of Managing Directors was as follows:

Members of the Board of Managing Directors	Number of Shares	Number of Options	Number of Partnership Appreciation Rights	DB Equity Units

Dr. Josef Ackermann	57,000	108,802	108,802	75,823
Dr. Clemens Börsig	250	41,721	41,721	38,342
Dr. Tessen von Heydebreck	10,000	42,957	42,957	39,592
Hermann-Josef Lamberti	21,558	42,957	42,957	39,592

     The current members of our Board of Managing Directors held 88,808 of our shares on February 28, 2003, amounting to 0.014 % of our share capital on that date. No member of the Board of Managing Directors beneficially owns 1% or more of our outstanding shares.

     The current members of our Board of Managing Directors also held 193,350 of DB Equity Units, 236,436 of Partnership Appreciation Rights and 236,436 of Performance Options. 58,828 of the DB Equity Units will vest on February 1, 2004 and will be delivered on August 1, 2005 and 14,707 of the DB Equity Units will vest and be delivered on August 1, 2005. 95,853 of the DB Equity Units will vest on February 1, 2005 and will be delivered on August 1, 2006 and 23,963 of the DB Equity Units will vest and be delivered on August 1, 2006.

     The table below shows information regarding the 236,436 Performance Options held by our current members of our Board of Managing Directors as of February 28, 2003.

Number of Performance Options	Strike Price	Vesting Date	Expiration Date

32,772	€ 89.96	February 1, 2004	February 1, 2008
32,772	€ 89.96	February 1, 2005	February 1, 2008
32,772	€ 89.96	February 1, 2006	February 1, 2008
46,040	€ 47.53	February 1, 2005	February 1, 2009
46,040	€ 47.53	February 1, 2006	February 1, 2009
46,040	€ 47.53	February 1, 2007	February 1, 2009

     The vesting of the Partnership Appreciation Rights will occur at the same time and to the same extent as the vesting of Performance Options.

     For more information on the deferred share awards discussed above, see “Employees- Employee Share Programs.”

Supervisory Board

     As of February 28, 2003, the individual share ownership (including options to purchase our shares) of each member of the Supervisory Board, was as follows:

Members of the Supervisory Board	Number of Shares	Options

Dr. Rolf-E Breuer	20,107	57,310
Dr. rer.oec. Karl-Hermann Baumann	—	—
Dr. Ulrich Cartellieri	675	—
Heidrun Förster	480	160
Klaus Funk	280	160
Gerald Herrmann	60	—
Sabine Horn	293	160
Sir Peter Job	—	—
Prof. Dr. Henning Kagermann	—	—
Ulrich Kaufmann	353	160
Peter Kazmierczak	126	6

144

Members of the Supervisory Board	Number of Shares	Options

Adolf Kracht	5,398	—
Professor Dr. Ing. E.h. Berthold Leibinger	4,560	—
Margret Mönig-Raane	—	—
Dr. Michael Otto	—	—
Klaus Schwedler	264	60
Tilman Todenhöfer	250	—
Michael Freiherr Truchsess von Wetzhausen	727	1,083
Lothar Wacker	1,880	160
Dipl. Ing. Albrecht Woeste	—	—

Total	35,453	59,259

     As of December 31, 2002, the members of the Supervisory Board held 35,453 shares (December 31, 2001: 14,764) and 58,396 options to purchase shares (December 31, 2001: 1,005).

     No member of the Supervisory Board beneficially owns 1% or more of our outstanding shares.

     The options held by Dr. Rolf E. Breuer were received by him as compensation during his prior service as Spokesman of our Board of Managing Directors. Michael Freiherr Truchsess von Wetzhausen received 863 of his options in February 2002 under the DB Global Partnership Plan as part of his compensation as an employee. In both cases, the options had a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. The other options reflected in the table were acquired via the participation of employee members of our Supervisory Board in the DB Global Share Plan and the db Share Plan. All options are with respect to our ordinary shares.

Employee Share Programs

Employee Plans

     DB Global Share Plan. The DB Global Share Plan, which we adopted following our annual shareholders’ meeting in May 2001, is currently the broadbased employee stock purchase plan for most of our employees worldwide. Under this plan, in 2002, we permitted employees (excluding members of our Board of Managing Directors, as well as members of the supervisory boards and management boards of our subsidiaries (verbundene Unternehmen)) with at least one year of qualifying service with us to purchase up to 20 shares (with 5 attached options provided for each share purchased). Each attached option permits the employee to purchase one additional share at a later date. We offered retirees the right to subscribe for up to 10 shares (without options) at the same price. Where possible, local tax advantaged delivery approaches were used to maximize the net value delivered to the participants.

     In 2001 the delivery of this Plan offered employees up to 60 shares at a discount with 1 option attached for each share purchased. We offered retirees the right to subscribe for up to 25 shares (without options) at the same discount.

Executive Plans

     DB Global Partnership. Under the DB Global Partnership, which we also adopted following our annual general shareholders’ meeting in May 2001, all members of our Board of Managing Directors, the management boards of our subsidiaries, and other specially selected executives are eligible to receive annual incentive awards, consisting of performance options, Partnership Appreciation Rights and DB Equity Units.

     Starting in early 2002 with the distribution of annual incentive awards for job performance in 2001, performance options constitute a significant portion of eligible executives’ annual compensation. Performance options are rights to purchase shares, where the exercise price to the options will be 120% of a reference price. A reference price is set at the higher of the fair market value of our shares on the date of grant or an average of the fair market value of our shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

     Senior partners, which for these purposes include the members of our Board of Managing Directors and the next top-ranking executives, are targeted to receive, on average, 40% of their annual compensation in a combination of performance options, Partnership Appreciation Rights and DB Equity Units. Partnership Appreciation Rights are rights to receive an amount in cash equivalent to a portion of the appreciation in the price of our shares over a pre-determined strike price. DB Equity Units are deferred share rights, each of which entitles the holder to one of our shares four years from the date of the grant, subject to certain exceptions.

     By awarding Partnership Appreciation Rights and DB Equity Units, our aim is to provide our executives with incentives linked to the mid-term performance of our shares.

     Global Equity Plan. During 1998, 1999, and 2000, we had a performance-based Global Equity Plan for our executives and the executives in our affiliated companies. We have replaced this plan with the DB Global Partnership described above. Under the Global Equity Plan, eligible executives included all members of our Board of Managing Directors, many of our regional managers and many of the heads of service areas in our corporate headquarters. Our Supervisory Board members were not eligible to participate in the Global Equity Plan. The Global Equity Plan permitted eligible executives to subscribe for interest- paying bonds, which they could later convert into our shares upon the payment of a conversion price and satisfaction of specified conditions.

     On October 16, 2001, our Board of Managing Directors gave approval for us to buy out the remaining participants in the Global Equity Plan at a fixed discount per underlying share. On October 31, 2001 the Chairman’s Committee of the Supervisory Board gave its approval for the members of the Board of Managing Directors to participate in this buy-out. For purposes of the buy-out, we set the reference price at € 73.72 which was the average Frankfurt Stock Exchange (XETRA) price from November 19, 2001 to November 30, 2001 inclusive of those dates. Employees could accept the offer in an acceptance period that lasted from November 19, 2001, through December 7, 2001.

     As of December 31, 2001, 2,775 participants holding DM 55,429,000 ( € 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Participants holding DM 3,034,000 ( € 1,551,260) bonds convertible into 606,800 shares remained in the Global Equity Plan.

     As of December 31, 2002, 121 participants held DM 1,358,000 ( € 694,334) bonds convertible into 271,600 shares after the annual general shareholders’ meeting in June 2003 if specific performance conditions are met. Bonds not converted will be redeemed at maturity at their nominal value.

     DB Share Scheme. Under the DB Share Scheme, we may grant various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. The expense related to a portion of the shares awarded under the plan is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder of the shares awarded are expensed over the vesting period, which is generally three years.

     Restricted Equity Units. We grant various employees restricted equity units which provide the right to receive common shares of the Group at a specified future date. The expense related to restricted equity units awarded are expensed over the vesting period which is generally four to five years. Recipients of restricted equity units receive them pursuant to the Restricted Equity Units Plan or, in the case of certain key employees, pursuant to the Key Employee Equity Plan.

     SAR Plan. In December 1999, we established a stock appreciation rights plan, which we refer to as the SAR Plan. Pursuant to the SAR Plan, we provide eligible employees with the right to receive cash in an amount equal to the appreciation of our shares subsequent to the date of issuance. Our stock appreciation awards generally vest within three years after the grant date and expire after another three years.

     For further information on our share-based compensation plans, see note 18 to the consolidated financial statements.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     On December 31, 2002, our issued share capital amounted to € 1,591,946,870, divided into 621,854,246 no par value ordinary registered shares.

     On December 31, 2002, we had 512,519 registered shareholders. The majority of our shareholders are retail investors in Germany.

     The following charts show our share distribution and the composition of our shareholders on December 31, 2002:

Share Distribution on December 31, 2002
(by number of shares held)

Composition of Shareholders on December 31, 2002 (by number of shareholders)

     On a global basis, we estimate that approximately 3% of our share capital is held by our employees.

     On February 28, 2003, a total of 50,088,050 of our shares were registered in the names of 1,652 shareholders resident in the United States. These shares represented 8.1% of our share capital on that date. On December 31, 2001, a total of 51,284,858 of our shares were registered in the names of 1,635 holders of record resident in the United States. These shares represented 8.3% of our share capital on that date.

     The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly traded corporations whose investments reach certain thresholds to notify both the corporation and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of such change within seven days. The minimum disclosure threshold is 5% of the corporation’s outstanding voting share capital.

     We are not aware of any single investor holding 5% or more our shares as of February 28, 2003.

     We are neither directly nor indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.

     Pursuant to German law and our Articles of Association, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of the other shareholders holding the same class of shares.

     We are aware of no arrangements the operation of which may at a subsequent date result in a change in control of our company.

Related Party Transactions

     We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Board of Managing Directors also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

     We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2002 and prior years. None of these transactions is or was material to us.

     Among our business with related party companies in 2002 there have been and currently are loans (including guarantees or commitments). Other than those we describe below, all of these loans, which totaled € 3.6 billion (of which € 1.7 billion related to our equity method investment in EUROHYPO AG) as of February 28, 2003:

  were made in the ordinary course of business;

  were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

  did not involve more than the normal risk of collectability or present other unfavorable features.

     Aside from our other shareholdings, we have acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them. The table below shows information on loans to these customers that we have classified as nonaccrual as of December 31, 2002. As such, these loans may exhibit more than normal risk of collectability or present other unfavorable features. We hold a significant portion of the outstanding equity interests in customers A and C noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in note 6 to the consolidated financial statements). Our participating interests in customer B, D and F are 10% or more of their voting rights.

	Amount outstanding as of February 28, 2003	Largest amount outstanding January 1, 2002 to February 28, 2003	Nature of the loan and transaction in which incurred

(€ in millions)
Customer A	€ 114	€ 115	Project finance loan maturing December 2007, bearing interest at 3.68% per annum as of December 31, 2002.

Customer B	€ 88	€ 88	Loans (primarily real estate finance and drawn guarantees). The company is in liquidation and the loans are payable on demand. Interest accrual has been stopped.

Customer C	€ 9	€ 9	Comprised of two loans payable on demand, each bearing interest at 6.97% per annum. € 8 million relates to a sale-leaseback transaction.

Customer D	€ 18	€ 32

Comprised of three short-term loans (working capital) maturing on March 31, 2004, and bearing interest at 5.35% per annum. In line with the insolvency plan the loans have been recently restructured and are comprised of six different loans to four related companies of that customer. The total amount of the new loans will be € 33 million and mature on March 31, 2004, bearing interest rates of 0 to 8%.

Customer E	€ 21	€ 21	€ 19 million commercial corporate loan bearing interest at 12% per annum, which matures on February 17, 2004. € 2 million short-term rollover cash loan and bearing interest at LIBOR + 14%.

Customer F	€ 16	€ 16	Commercial corporate loan bearing interest at 6.75% per annum, which matures on July 20, 2006.

Interests of Experts and Counsel Not required because this document is filed as an annual report. 149

ITEM 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

     See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-3.

Legal Proceedings

     Due to the nature of our business, we and our subsidiaries are involved in litigation and arbitration proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, we do not believe that the outcome of these proceedings will have a material adverse effect on our financial condition or results of operations.

     On April 12, 1999, Deutsche Bank AG and Dr. Rolf-E. Breuer, former Spokesman of our Board of Managing Directors and current Chairperson of our Supervisory Board, were sued in the U.S. District Court for the Southern District of New York in a securities class action complaint on behalf of all persons who sold Bankers Trust common stock or call options or who purchased put options on the open market during the period from October 26, 1998 through November 20, 1998. The complaint alleged that Deutsche Bank and Dr. Breuer violated the United States securities laws by making untrue statements of material fact and omitting to state material facts about our negotiations to acquire Bankers Trust. This litigation was settled in June 2002 on terms that did not materially affect us as a whole.

     On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. (“DBSI”), our U.S. SEC-registered broker-dealer subsidiary, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay €48 million, of which €24 million is a civil penalty and €24 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute €24 million spread over five years to provide third-party research to clients, (iv) to contribute €5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

     In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Board of Managing Directors) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On February 18, 2003, the Munich District Court No. I issued a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer were jointly and severally liable for damages to Dr. Kirch, TaurusHolding GmbH & Co. KG and PrintBeteiligungs GmbH as a result of the interview statement. Dr. Kirch would have to file a new lawsuit for damages; in such proceedings he would have to prove that the statement caused any financial damages and the amount of such damages. Deutsche Bank has stated that it will appeal the declaratory judgment and that Dr. Breuer’s statement at the time was nothing beyond what had already been publicly known.

Dividend Policy

     We generally pay dividends each year, and expect to continue to do so in the near future. However, we may not pay dividends in the future at rates we have paid them in previous years. If we are not profitable, we may not pay dividends at all.

     Under our Articles of Association and German law, our dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so.

     We declare dividends at the annual shareholders’ meeting and pay them once a year. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.

Significant Changes

     See “Item 4: Information on the Company-History and Development of the Company” for acquisitions and dispositions subsequent to December 31, 2002.

     In 2003 the following events have occurred with respect to Gerling-Konzern Versicherungs-Beteiligungs-AG, which we account for on the equity method:

  The sale of its reinsurance unit (Gerling-Konzern Globale Rückversicherungs-AG) to Globale Management GmbH (former name: Lago Achte GmbH) was not approved by the German Federal Financial Supervisory Authority (BaFin).

  Its chief executive officer resigned.

  Its life insurance unit (Gerling-Konzern Lebensversicherungs-AG) and property and casualty unit (Gerling-Konzern Allgemeine Versicherungs-AG) were downgraded by Standard & Poor’s from “A-” to “BB+”.

     We are assessing the impact of these events on the value of Gerling-Konzern Versicherungs-Beteiligungs-AG and on our investment.

ITEM 9: THE OFFER AND LISTING

Offer and Listing Details

     Our share capital consists of ordinary shares issued in registered form without par value. Under German law, no par value shares are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.

     On October 3, 2001 we listed our shares as global registered shares on the New York Stock Exchange, trading under the symbol “DB.”

     The principal trading market for our shares is the Frankfurt Stock Exchange. We maintain a share register in Frankfurt am Main and, for purpose of the trading our shares on the New York Stock Exchange, a share register in New York.

     Since January 4, 1999, all shares on German stock exchanges have traded in euro. The following table sets forth, for the calendar periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the Frankfurt Stock Exchange and the high, low and period-end quotation for the DAX® (Deutscher Aktienindex) index, the principal German share index. All quotations are end of day closing prices. The DAX is a continuously updated, capital-weighted performance index of 30 major German companies. The DAX includes shares selected on the basis of stock exchange turnover and market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends, as well as for changes in the available free float.

	Our Shares
	Price per Share			Average Daily Trading Volume(3)	DAX®-Index
	High	Low	Period End		High	Low	Period End
	(in € )	(in € )	(in € )	(in thousands of shares)
Monthly
2003
February	42.24	35.86	37.70	5,487.16	2,751.99	2,450.20	2,547.05
January	47.70	37.79	39.48	5,349.50	3,157.25	2,643.80	2,747.83
2002
December	52.24	42.90	43.90	4,512.64	3,380.20	2,840.00	2,892.63
November	51.52	43.50	50.40	4,406.42	3,360.76	3,042.06	3,320.32
October	48.70	37.53	44.10	6,596.89	3,282.67	2,597.88	3,152.85
September	62.80	46.05	46.05	5,504.26	3,609.41	2,769.03	2,769.03
Quarterly
2002
Fourth Quarter	52.24	37.53	43.90	5,249.85	3,380.20	2,597.88	2,892.63
Third Quarter	73.00	46.05	46.05	5,325.35	4,483.03	2,769.03	2,769.03
Second Quarter	78.30	66.15	70.40	4,136.18	5,343.88	4,099.05	4,382.56
First Quarter	82.40	63.80	73.94	4,051.57	5,462.55	4,745.58	5,397.29
2001
Fourth Quarter	80.35	53.40	79.40	3,930.99	5,341.86	4,157.60	4,559.13
Third Quarter	86.30	43.20	60.20	4,079.68	6,131.97	5,124.69	5,188.17
Second Quarter	95.10	75.71	84.64	2,852.68	6,337.47	5,383.99	6,058.38
First Quarter	105.64	72.70	86.40	3,737.75	6,795.14	5,396.63	5,829.95
Annual
2002	82.40	37.53	43.90	4,703.89	5,462.55	2,597.88	2,892.63
2001	105.64	43.20	79.40	3,656.06	6,795.14	4,157.60	4,559.13
2000	103.27	68.75	89.51	2,790.71	8,136.16	6,110.26	6,433.61
1999(1)	90.49	43.78	83.74	10,973.40	6,992.92	4,605.27	6,958.14

	(in DM)	(in DM)	(in DM)
1998(2)	160.12	73.73	95.39	9,839.52	6,217.83	3,833.71	5,002.39
(1) Since October 12, 1998, both trading floor quotations and Xetra quotations have been available. The table displays Xetra end of day closing quotations for share price information for 1999 through February 2003.

(2) Trading floor quotations (Parketthandel).

(3) Trading volume data since January 1, 2000 are based on Orderbuchstatistik (Xetra), i.e. volume is counted once per transaction.

     On February 28, 2003, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 37.70 per share and the closing quotation of the DAX-Index was 2,547.05. Our shares represented 8.58% of the DAX- Index on that date.

     Our shares were also traded over-the-counter in the United States in the form of American Depositary Receipts until September 28, 2001, when our ADR Program was terminated. The price history for our American Depositary Receipts on the U.S. over-the- counter market is as follows:

	Price per American Depositary Receipt

	High	Low	Period End

	(in U.S.$)
Quarterly
2001
Third Quarter	73.50	42.00	54.25
Second Quarter	90.45	70.25	71.50
First Quarter	98.00	65.25	75.50
Annual
2001 (through September 28, 2001)	98.00	42.00	54.25
2000	95.00	60.75	83.88
1999	89.50	44.75	85.00
1998	92.25	47.50	57.75

     Beginning October 3, 2001 our shares have also traded on the New York Stock Exchange. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported on the New York Stock Exchange Composite Tape:

	Our Shares

	Price per Share

	High	Low	Period End	Average Daily Trading Volume

	(in U.S.$)	(in U.S.$)	(in U.S.$)	(in number of shares)
Monthly
2003
February	43.98	38.72	40.70	125,626
January	49.49	41.00	42.87	118,624
2002
December	52.10	44.59	45.53	87,305
November	50.98	44.29	50.35	86,675
October	47.81	36.40	43.37	84,974
September	60.60	45.42	45.42	50,690
Quarterly
2002
Fourth Quarter	52.10	36.40	45.43	86,270
Third Quarter	71.75	45.42	45.42	59,386
Second Quarter	72.11	61.03	69.51	33,541
First Quarter	73.76	55.70	64.40	35,855
2001
Fourth Quarter	70.28	51.90	70.15	50,744
Annual 2002	73.76	36.40	45.43	57,000
2001 (beginning October 3, 2001)	70.28	51.90	70.15	50,744

153

     For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information-Exchange Rate and Currency Information.”

     You should not rely on our past share performance as a guide to our future share performance.

Plan of Distribution

     Not required because this document is filed as an annual report.

Markets

     As described above, the principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the New York Stock Exchange and on the seven other German stock exchanges (Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart), as well as on the Amsterdam, Brussels, London, Luxembourg, Paris, Tokyo, Vienna and Swiss stock exchanges. Standardized options on our shares trade on the German-Swiss Stock Exchange (Eurex), which is jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange. Standardized options on our shares are also traded on the Paris stock exchange (Marché à Terme International de France) and the Amsterdam stock exchange (European Option Exchange).

Frankfurt Stock Exchange

     Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 97.9% of the total turnover in exchange-traded shares in Germany in 2002 (including 91% of the total turnover which is accounted for by Xetra in 2002). According to the World Federation of Exchange members, Deutsche Börse AG was the sixth largest stock exchange in the world in 2002 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Euronext and Tokyo.

     As of December 31, 2002, the shares of 5,768 companies traded on the different market segments of the Frankfurt Stock Exchange. Of these, 867 were German companies and 4,901 were non-German companies.

     The prices of actively-traded securities, including our shares, are continuously quoted on the Frankfurt Stock Exchange floor between 9:00 a.m. and 8:00 p.m., Central European time, each business day. Most securities listed on the Frankfurt Stock Exchange are traded on the auction market. Securities also trade in interbank dealer markets, both on and off the Frankfurt Stock Exchange. The price of securities on the Frankfurt Stock Exchange is determined by open outcry and noted by publicly commissioned stockbrokers. These publicly commissioned stockbrokers are members of the exchange but do not, as a rule, deal with the public.

     The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://deutsche- boerse.com under the heading “Market Data-Price Overview.”

     Our shares trade on Xetra (Exchange Electronic Trading) in addition to trading on the auction market. Xetra is an electronic exchange trading platform operated by Deutsche Börse AG. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Xetra is available daily between 9:00 a.m. and 8:00 p.m. to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors are permitted to trade on Xetra through their banks or brokers.

     Transactions on the Frankfurt Stock Exchange (including transactions through the Xetra system) are settled on the second business day following the transaction. Transactions off the Frankfurt Stock Exchange are also generally settled on the second business day following the transaction, although parties may agree on a different settlement time. Transactions off the Frankfurt Stock Exchange may occur in the case of large trades or if one of the parties is not German. The standard terms and conditions under which German banks generally conduct their business with customers require the banks to execute customer buy and sell orders for listed securities on a stock exchange unless the customer specifies otherwise.

     The Frankfurt Stock Exchange can suspend trading if orderly trading is temporarily endangered or if necessary to protect the public interest. The German Federal Financial Supervisory Authority monitors trading activities on the Frankfurt Stock Exchange and the other German stock exchanges.

Selling Shareholders

     Not required because this document is filed as an annual report.

Dilution

     Not required because this document is filed as an annual report.

Expenses of the Issue

     Not required because this document is filed as an annual report.

ITEM 10: ADDITIONAL INFORMATION

Share Capital

     Not required because this document is filed as an annual report.

Memorandum and Articles of Association

     For information on our Articles of Association, please see the excerpts from “Item 10: Additional Information” of our Registration Statement on Form 20-F dated September 20, 2001, a copy of which excerpts is filed herewith as Exhibit 10.1 and incorporated by reference herein. For more information on provisions of our Articles of Association relating to our Supervisory Board and Board of Managing Directors, see “Item 6: Directors, Senior Management and Employees.”

     At our annual shareholders’ meeting held on May 22, 2002, our shareholders approved amendments to our Articles of Association, which amendments became effective on July 2, 2002. Such amendments (i) authorized an increase in our share capital conditionally of up to € 64,000,000 through the issue of up to 25,000,000 new no par value shares, (ii) provided that, for the election of shareholder representatives to our Supervisory Board, the annual shareholders’ meeting may establish that the terms of office of up to five members may begin or end on different dates and (iii) modified the list of transactions for which the approval of the Supervisory Board is required. An English translation of our Articles of Association reflecting such amendment is filed herewith as Exhibit 1.1.

     Section 161 of the German Stock Corporation Act as amended by the German Transparency and Disclosure Law (Transparenz-und Publizitätsgesetz) of July 19, 2002 requires that the Board of Managing Directors and the Supervisory Board of any German listed company declare annually that the recommendations of the Government Commission on the German Corporate Governance Code have been adopted or which recommendations have not been adopted. The Declaration of Conformity of our Board of Managing Directors and Supervisory Board is filed herewith as Exhibit 10.2.

Material Contracts

     In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls

     As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Afghanistan, Burma/ Myanmar, Iraq, former Yugoslavia/Serbia, Zimbabwe and certain other persons and entities with a view to combat international terrorism.

     With some exceptions, corporations or individuals residing in Germany are required to report to the Bundesbank any payment received from, or made to or for the account of, a nonresident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency). This reporting requirement is for statistical purposes.

     Subject to the above-mentioned exceptions, there are currently no German laws, decrees or regulations that would prevent the transfer of capital or remittance of dividends or other payments to our shareholders who are not residents or citizens of Germany.

     There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights.

Taxation

     The following is a summary of the material German and United States federal income tax consequences of the ownership and disposition of shares by you if you are a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) and you are fully eligible for benefits under the Treaty. You generally will be entitled to Treaty benefits if you are:

  the beneficial owner of shares (and of the dividends paid with respect to your shares);

  an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

  not also a resident of Germany for German tax purposes; and

  not subject to an “anti-treaty shopping” article that applies in limited circumstances.

     The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany. The summary does not discuss the treatment of those shareholders.

     The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change.

     Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, including the effect of any state, local, or other national laws.

Taxation of Dividends

     Changes in German tax law affect the tax treatment of dividends that we pay beginning in 2002. Dividends that we pay in 2002 and thereafter will be subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). Under the Treaty, you will be entitled to receive a refund from the German tax authorities of 6.1 in respect of a declared dividend of 100. For example, for a declared dividend of 100, you initially will receive 78.9, may claim a refund from the German tax authorities of 6.1 and, therefore, receive a total cash payment of 85 (i.e., 85% of the declared dividend). For U.S. tax purposes, you will be deemed to have received total dividends of 100.

     The current German rules provide that a dividend received by corporations, and half of the dividend received by individuals, will be exempt from German tax. These rules apply regardless of whether a shareholder is a tax resident of Germany or a nonresident, although it is possible that the tax reduction is intended to apply to a nonresident only if the shares form part of the assets of a permanent establishment or fixed base that the nonresident maintains in Germany. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to you as described above.

     The gross amount of dividends that you receive (including amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, you will be deemed to have paid German taxes of 15. You cannot claim credits for German taxes that would have been refunded to you if you had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which your expected economic profit, after non-U.S. taxes, is insubstantial.

     If you receive a dividend paid in euros, you will recognize income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax (but not with respect to the portion of the Treaty refund that is treated as an additional dividend) to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Refund Procedures

     To claim the refund you must submit (either directly or, as described below, through the Depository Trust Company), within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. Claims for refunds are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundesamt für Finanzen (www.bff-online.de).

     You must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to your last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include your name, social security number or employer identification number, tax return form number and the tax period for which certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.

     A simplified refund procedure is available if you hold your shares through brokers participating in the Depository Trust Company. These arrangements have been made on a trial basis and may be amended or revoked at any time in the future. If your broker elects to participate in the simplified procedure, the Depository Trust Company will perform administrative functions necessary to claim the Treaty refund for you. In this case, your broker will report to the Depository Trust Company the number of shares that you hold together with the number of shares held by other holders that are also eligible to claim

Treaty refunds. The Depository Trust Company will then prepare and file a combined claim for refund with the German tax authorities. The combined claim need not include evidence of your entitlement to Treaty benefits.

     Under audit procedures that apply for up to four years, the German tax authorities may require brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of shares, and the official certification on IRS Form 6166 with respect to the last filed United States federal income tax return of those holders. Brokers participating in the Depository Trust Company arrangements may require you to provide documentation evidencing your eligibility for Treaty benefits prior to any audit.

     The German tax authorities will issue refunds denominated in euros. In the case of shares held through brokers participating in the Depository Trust Company, the refunds will be issued to the Depository Trust Company, which will convert the refunds to U.S. dollars. The resulting amounts will be paid to brokers for the account of holders.

     If you hold your shares through a broker who participates in the Depositary Trust Company and elects to participate in the simplified refund procedure, it could take at least three weeks for you to receive a refund after a combined claim for refund has been filed with the German tax authorities. If you file a claim for refund directly with the German tax authorities, it could take at least eight months for you to receive a refund. The length of time between filing a claim for refund and your receipt of that refund is uncertain and we can give you no assurances as to when you will receive the refund.

Taxation of Capital Gains

     Under the Treaty, you will not be subject to German capital gains tax in respect of a sale or other disposition of shares.

     For U.S. federal income tax purposes, gain or loss realized by you on the sale or disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a maximum rate of 20%. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. Your ability to offset capital losses against ordinary income is subject to limitations.

German Gift and Inheritance Taxes

     Under the current estate, inheritance and gift tax treaty between the United States and Germany (the “Estate Tax Treaty”), a transfer of shares generally will not be subject to German gift or inheritance tax so long as the donor or decedent, and the heir, donee or other beneficiary, was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the shares were not held in connection with a permanent establishment or fixed base in Germany.

     The Estate Tax Treaty provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid in Germany, subject to certain limitations, in a case where shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

German Net Wealth Tax

     The Treaty provides that you will not be subject to German net wealth tax (Vermögensteuer) with respect to your shares. As a result of a judicial decision, no German net wealth tax is presently imposed.

     Other German Taxes

     There are presently no German transfer, stamp or other similar taxes that would apply to you as a result of the receipt, purchase, ownership or sale of shares.

United States Information Reporting and Backup Withholding

     Dividends and payments of the proceeds on a sale of shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless you (1) are a corporation or other exempt recipient or (2) provide a taxpayer identification number and certify (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

     Shareholders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, a non-U.S. person may be required to provide a certification (generally on IRS Form W-8BEN) of its non-U.S. status in connection with payments received in the United States or through a U.S.-related financial intermediary.

Dividends and Paying Agents

     Not required because this document is filed as an annual report.

Statement by Experts

     Not required because this document is filed as an annual report.

Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 233 Broadway, New York, New York, 10279. You may obtain copies of the materials from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission’s website at http:// www.sec.gov. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.

Subsidiary Information

     Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK

Risk Management

     The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

     The following key principles underpin our approach to risk management:

  Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.

  Our Group Risk Committee has responsibility for management and control of our risks.

  We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.

  The structure of our global risk management department is closely aligned with the structure of our Group Divisions.

  The risk management function is independent of our Group Divisions.

Risk Management Organization

     Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for all risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee. Each of our Group Divisions has a divisional Chief Risk Officer, who sits on the Group Risk Committee and reports directly to the Group Chief Risk Officer. The Group Risk Committee has the mandate to:

  Define our risk appetite in a manner that is consistent with our overall business strategies;

  Approve risk policies, procedures and methodologies that are consistent with our risk appetite;

  Manage the portfolio of risks throughout our organization;

  Develop and implement a Group-wide applicable methodology for the measurement of Risk Adjusted Return on Economic Capital; and

  Approve the organizational structure of our risk management department and appoint its key management personnel.

     The Group Risk Committee has delegated some of its tasks to sub-committees, the most relevant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.

     For each of our Group Divisions, we then have a divisional risk unit which reports to the divisional Chief Risk Officer. Each divisional risk unit has the mandate to:

  Ensure that the business conducted within its division is consistent with the risk appetite the Group Risk Committee has set;

  Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within its division;

  Approve credit risk and market risk limits;

  Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and

  Develop and implement risk management infrastructures and systems that are appropriate for its division.

     Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management department. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

     The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks

     Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

  Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as “counterparties”). This is the largest single risk we face. We distinguish among three kinds of credit risk:

•	Default risk is the risk that counterparties fail to meet contractual payment obligations.

•	Country risk is the risk that we may suffer a loss, in any given country, due to the following reasons: political and social upheaval, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

•	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

  Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

  Liquidity risk is the risk to our earnings and capital arising from our potential inability to meet obligations when they are due without incurring unacceptable losses.

  Operational risk is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk, which is based on recent regulatory discussion concerning operational risk.

  General Business Risk

       General business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to quickly adjust to these changing conditions.

  Insurance Specific Risks

       Following the sale of Deutscher Herold insurance companies to Zurich Financial Services Group, we are not engaged in any activities which result in insurance-specific risks that are material to the Group.

  Risk Management Tools

       We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. These quantitative tools and metrics generate the following types of information:

    Information that quantifies the susceptibility of the market value of single positions or portfolios to changes in market parameters (commonly referred to as sensitivity analysis);

    Information that measures aggregate risk using statistical techniques, taking into account the interdependencies and correlations between individual risks; and

    Information that quantifies exposures to losses that could arise from extreme movements in market prices or rates, using scenario analysis to simulate crisis situations.

    We also calculate risk data for regulatory purposes.

       As a matter of policy, we continuously assess the appropriateness and the reliability of our quantitative tools and metrics in the light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

    Expected Loss. We use expected loss as a measure of the default and cross border transfer risk parts of our credit risk. Expected loss is a measurement of the default loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take collateral, maturities and statistical averaging procedures into account to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on long-term statistical averages of our internal default and loss history as well as external benchmarks.

    We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those which are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

    Economic Capital. We rely on our book capital to absorb any losses that result from the risks we assume in our businesses. Book capital is defined as the amount of equity capital that appears in our balance sheet. We use economic capital as our primary tool to allocate our book capital among our businesses. We also use it to assess their profitability and their relative abilities to employ capital efficiently. Economic capital is a measure designed to state with a high degree of certainty the amount of equity capital we need at any given date to absorb unexpected losses arising from our exposures on that date. We use it to show an aggregated view of our risk position from individual business lines up to our consolidated Group level.

    We calculate economic capital for the default risk, cross border transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We calculate the economic capital requirement for our credit exposures as the amount we would need to protect ourselves against very severe losses caused by defaults. “Very severe” means a 0.02% probability that our aggregated losses within one year will exceed our economic capital for that year.

    Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk (or VaR) figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) which, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our aggregated market risk (aggregated using pre- determined correlations) in that portfolio.

    Stress Testing. We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the market values of our assets. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

    Regulatory Risk Reporting. German banking regulations assess our capacity to assume risk in several ways:
      Risk Position. Risk-weighted assets relating, in particular, to default risks, and the equivalent for our market risk position (interest rate, exchange rate, share price and commodity price risks). Our regulators permit us to use our internal value-at-risk approach to calculate the market risk position as a component of risk positions.

      Capital. The Total capital which can be used to back the risk position and is recognized for bank regulatory purposes consists of core capital (Tier I), supplementary (Tier II) and Tier III capital.

  Credit Risk

       Credit risk makes up the largest part of our risk exposures. We manage our credit risk following these principles:

    Every extension of credit to any counterparty requires approval at the appropriate seniority level.

    All of our Group Divisions must apply consistent standards in arriving at their credit decisions.

    The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision is also based on a risk-versus-return analysis.

    Every material change to a credit facility (such as of its tenor, collateral structure or major covenants) requires approval at the appropriate level.

    We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.

    We measure and consolidate all our credit exposures to each obligor on a global, consolidated basis that applies across our consolidated Group. We define an “obligor” as a group of individual borrowers or counterparties that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

  Credit Risk Ratings

       A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty (which results in a counterparty rating) and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the outcome of the credit decision, but also influences the level of decision-making authority we require to extend the credit, the terms and conditions of the transaction and the monitoring procedures we apply to the ongoing exposure.

       We have our own in-house assessment methodologies, scorecards and rating scale for evaluating our client groupings. Before 2002, our in-house classifications required a mapping to convert from several 10-grade rating scales into one consistent metric. In 2002, we moved the counterparty ratings for our corporate credit exposure from several 10-grade rating scales to a single, more granular, 26-grade rating scale, eliminating the need for mapping when aggregating our exposures across regions and product categories for reporting purposes. This enables us to harmonize our internal rating scale with common market practice and improve comparability between different sub-portfolios of our institution. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

       We calibrated the new 26-grade rating scale on a probability of default measure which is based on a statistical analysis of historical defaults in our portfolio. We express these measures as a percentage probability that a counterparty will default on our exposure to it. We then assign these probability of default calculations into categories that we regard, for our purposes, as fundamentally equivalent to those of the major international rating agencies.

  Credit Limits

       Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and more senior approval personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

  Exposure Measurement for Approval Purposes

       In making credit decisions, we measure and consolidate globally all exposures and facilities to the same obligor that carry credit risk. This includes loans, repurchase agreements, reverse repurchase agreements, letters of credit, guarantees and derivative transactions. Unless prohibited by regulations we exclude exposures that, in our opinion, do not expose us to any significant default risk. In addition, we typically exclude exposures relating to other categories of risk, such as market risk. These risks are subject to scrutiny under their own individual policies. For approval purposes, we do not distinguish between committed and uncommitted or advised and unadvised facilities. We treat any prolongation of an existing credit exposure as a new credit decision requiring the appropriate procedures and approvals.

       A credit analysis forms the basis of every credit decision we make. This analysis presents and assesses the material information for a decision regarding a credit exposure and generates a report. We generally update our credit reports annually and require credit reports for all initial credit approvals and for subsequent internal reviews. These reports must contain the following: an overview of our relevant limits and exposures, a summary of our internal rating history of the counterparty, an overview of the particular facilities, key financial data, a short description of the reason for the report’s submission and a summary credit risk assessment.

  Monitoring Default Risk

       We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Accountability for recognition of problem credits rests with the relationship manager in conjunction with the appropriate credit officer. We believe that customers where problems could arise must be identified well in advance to effectively manage the credit exposure. The objective of an early warning system is to address potential problems while adequate alternatives for action are still available. This early detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such an exposure.

       In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist. Additionally, we refer the related exposures to a special loan management team. Within our consumer credit exposure, as described below, the delinquency status is tracked which is the main basis for the transfer to a special loan management team. The function of this group is to effectively manage problem exposures by taking prompt corrective action to ensure asset values are preserved and losses are minimized. The special loan management team performs this function either through consultation with the credit unit or direct management of an exposure.

  Credit Risk Exposure

       We define our total credit risk exposures as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit protection transactions. When we describe our credit risk exposure, we distinguish between the following categories: loans, tradable assets, over-the- counter derivatives and contingent liabilities. Listed below are some further details concerning our credit risk exposure categories:

    ”Loans” exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest.

    “Tradable assets”, as defined for this purpose, include bonds, other fixed-income products and traded loans.

    “OTC derivatives” are our credit exposures arising from over-the-counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligations. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. We calculate our credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.

    “Contingent liabilities” include liabilities from guarantees (excluding market value guarantees) and indemnity agreements. They exclude letters of credit, other obligations such as irrevocable loan commitments and placement and underwriting commitments. These exclusions were € 107.8 billion on December 31, 2002 and € 126.1 billion on December 31, 2001. We also excluded other quantifiable indemnities and commitments of € 49.9 billion, which predominantly relate to securities lending on behalf of customers. In 2002, more than 77% of our irrevocable commitments were to counterparties rated at the equivalent of investment grade debt ratings from the major international rating agencies.

       Our total credit exposure can be classified under two broad headings: corporate credit exposure and consumer credit exposure.

    Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

    Our corporate credit exposure consists of all remaining exposures not defined as consumer credit exposure. Corporate credit exposure is the largest credit exposure and is discussed below in more detail.

  Corporate Credit Exposure

       The following table breaks down our corporate credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the creditworthiness categories of our counterparties.

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total

	As of December 31,

Credit- worthiness Category	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(in € millions)
AAA-AA	€ 11,043	€ 32,022	€ 120,732	€ 115,196	€ 22,977	€ 27,878	€ 2,423	€ 7,131	€ 157,175	€ 182,227
A	16,610	21,242	24,949	42,841	20,281	13,447	5,557	5,291	67,397	82,821
BBB	30,549	61,956	27,115	23,735	10,745	12,166	9,370	10,519	77,779	108,376
BB	37,269	71,804	17,426	9,598	5,528	2,962	8,195	9,658	68,418	94,022
B	11,590	18,424	3,701	8,261	640	370	3,063	2,753	18,994	29,808
CCC and below	9,611	6,573	2,658	2,541	124	140	1,096	1,304	13,489	10,558

Total	€ 116,672	€ 212,021	€ 196,581	€ 202,172	€ 60,295	€ 56,963	€ 29,704	€ 36,656	€ 403,252	€ 507,812

       The above table illustrates not only a general reduction in our corporate exposures (including the effects of the deconsolidation of our EUROHYPO mortgage business, which caused loan volume decreases in all rating bands, including the sub-investment grade categories) but also reflects a change in the distribution of creditworthiness in our corporate loan portfolio, which can be attributed to two main factors:

       First, the change in our corporate credit exposure in 2002 compared to 2001 is a consequence of a general deterioration of creditworthiness in our loan portfolio as is evidenced by the increasing proportion of lower rated loans. During the course of 2002, the observable general trend has been downgrades rather than upgrades in both our international and domestic lending portfolios. Most specifically, the general trend has been a downwards migration of loans rated BBB and below. This downgrading is partially a reflection of the difficulties that persist in the global economic climate faced by us and our counterparties and is also evidence of a general downturn that is being experienced within the banking industry. Despite this general downgrading, the overall quality of the loan portfolio remains sound.

       Second, as described above in “- Credit Risk Ratings”, we have recently harmonized our internal rating system for our counterparties by recalibrating it to one global scale. This new calibration, which is part of our initiative to comply with upcoming Basel II requirements as well as improving our internal economic capital allocation, has a stronger focus on global comparability and benchmarking against external ratings. In order to make the 2002 and 2001 figures comparable, we have restated the 2001 figures, on an estimated basis, reflecting the new calibration of our internal risk rating system by applying more refined mappings when aggregating individual exposures previously rated on different 10- grade scales. For EUROHYPO, which was deconsolidated in 2002, the rating restatement for 2001 resulted in a net reduction in exposures rated BBB and better and net increases in the categories below. For our 2001 loan exposures excluding EUROHYPO the restatement of 2001 figures resulted in net increases at both the upper and the lower end of our creditworthiness categories.

       The restatement of our 2001 creditworthiness categories did not alter the amount of problem loans or otherwise classified exposures. In particular, the level of specific loan loss allowances reported in our 2001 financials is not affected as it was established based on an individual review of each credit. Likewise, our inherent loss allowance is not impacted.

  Consumer Credit Exposure

       Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans primarily in Germany, Italy and Spain which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. This portfolio collectively represents a large number of individual smaller-balance loans to consumers and small businesses. We allocate this portfolio into various sub-portfolios according to our major product categories and geographical dispersion.

       The table below presents consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the net provisions charged during the period, after recoveries. Loans deemed to be 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total Exposure (in € millions)		90 Days or More Past Due as a % of Total Exposure		Net Credit Costs as a % of Total Exposure

	As of December 31,

	2002	2001	2002	2001	2002	2001

Consumer Credit Exposure Germany
Consumer and Small Business Financing	€ 11,326	€ 11,463	1.91%	1.95%	0.75%	0.66%
Mortgage Lending	33,610	32,952	2.10%	2.27%	0.09%	0.11%
Consumer Credit Exposure Other Europe	10,012	8,987	4.14%	3.88%	0.59%	0.73%

Total Consumer Credit Exposure	€ 54,948	€ 53,402	2.43%	2.48%	0.32%	0.33%

       The volume of our consumer credit exposure rose by € 1.5 billion, or 2.9%, from 2001 to 2002, driven mainly by our German and Italian business. Total net credit costs remained materially unchanged as increases in German consumer financing were offset by improvements in German mortgage lending and other European business. Loans delinquent by 90 days or more decreased from 2.48% to 2.43%, reflecting decreases in Germany partly offset by increases in Italy.

  Total Credit Exposure

       Our total credit exposures were € 600.7 billion on December 31, 2002 and € 737.6 billion on December 31, 2001. These figures include the exposures shown in the table below, as well as credit exposures arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments.

       The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors of our counterparties.

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total

	As of December 31,

Credit Risk Profile by Industry Sector	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(in € millions)
Banks and insurance	€ 10,720	€ 19,909	€ 47,686	€ 62,512	€ 44,970	€ 44,377	€ 5,892	€ 8,091	€ 109,268	€ 134,889
Manufacturing	22,545	32,102	17,142	13,917	2,389	4,903	9,598	12,705	51,674	63,627
Households	53,207	63,168	-	-	281	318	392	477	53,880	63,963
Public sector	4,584	23,658	95,356	91,578	1,792	1,576	232	240	101,964	117,052
Wholesale and retail trade	14,467	15,759	2,583	2,503	688	671	1,989	2,906	19,727	21,839
Commercial real estate activities	18,360	35,617	2,657	3,138	688	230	978	983	22,683	39,968
Other	47,737 (1)	75,210 (1)	31,157	28,524	9,487	4,888	10,623	11,254	99,004	119,876

Total	€ 171,620	€ 265,423	€ 196,581	€ 202,172	€ 60,295	€ 56,963	€ 29,704	€ 36,656	€ 458,200	€ 561,214

  (1) Includes lease financing and a deduction for unearned income.

       The exposure to Households, as shown in the table above, primarily reflects our consumer credit exposure. For 2001, certain loan exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

       The reclassification of our 2001 credit risk profile by industry sector did not alter the amount of problem loans or otherwise classified exposures. In particular, the level of specific loan loss allowances reported in our 2001 financials is not affected as it was established based on an individual review of each credit.

       The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) by geographical region. For this table, we have allocated exposures to regions based on the domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total

	As of December 31,

Credit Risk Profile by Region	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(in € millions)
Eastern Europe	€ 1,679	€ 2,334	€ 4,186	€ 1,659	€ 678	€ 762	€ 483	€ 573	€ 7,026	€ 5,328
Western Europe	133,732	205,981	76,971	93,233	35,094	30,956	21,089	26,065	266,886	356,235
Africa	618	324	951	993	451	669	23	266	2,043	2,252
Asia-Pacific	8,517	13,035	30,493	29,315	4,515	6,143	2,403	3,077	45,928	51,570
North America	24,643	39,817	78,464	70,967	17,698	17,236	5,450	6,150	126,255	134,170
Central and South America	2,373	3,884	2,984	4,177	597	1,080	249	516	6,203	9,657
Other(1)	58	48	2,532	1,828	1,262	117	7	9	3,859	2,002

Total	€ 171,620	€ 265,423	€ 196,581	€ 202,172	€ 60,295	€ 56,963	€ 29,704	€ 36,656	€ 458,200	€ 561,214

(1) Includes supranational organizations and other exposures that we have not allocated to a single region. 169

  Credit Exposure from Derivatives

       The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2002.

	Notional Amount Maturity Distribution

	Within one year	After one year but Within five years	After five years	Total	Positive market value	Negative market value	Net market value

	(in € millions)
Interest-rate-related transactions:
OTC products:
FRAs	€ 730,032	€ 42,802	€ 830	€ 773,664	€ 417	€ (552)	€ (135)
Interest rate swaps (single currency)	2,818,322	3,093,317	2,517,510	8,429,149	213,557	(207,536)	6,021
Purchased interest rate options	136,818	469,018	344,924	950,760	27,188	-	27,188
Written interest rate options	121,757	450,840	366,192	938,789	-	(26,866)	(26,866)
Other interest rate trades	-	-	-	-	-	-	-
Exchange-traded products:
Interest rate futures	214,834	135,280	1,593	351,707	-	(247)	(247)
Purchased interest rate options	187,884	53,875	-	241,759	182	-	182
Written interest rate options	92,612	40,874	-	133,486	-	(67)	(67)

Sub-total	€ 4,302,259	€ 4,286,006	€ 3,231,049	€ 11,819,314	€ 241,344	€ (235,268)	€ 6,076

Currency-related transactions:
OTC products:
Forward exchange trades	€ 1,003,346	€ 36,093	€ 1,176	€ 1,040,615	€ 19,535	€ (19,889)	€ (354)
Cross currency swaps	422,931	154,210	106,788	683,929	18,064	(21,711)	(3,647)
Purchased foreign currency options	154,928	22,134	1,156	178,218	5,124	-	5,124
Written foreign currency options	154,512	19,730	664	174,906	-	(4,798)	(4,798)
Exchange-traded products:
Foreign currency futures	3,655	956	-	4,611	-	-	-
Purchased foreign currency options	162	-	-	162	14	-	14
Written foreign currency options	175	-	-	175	-	(24)	(24)

Sub-total	€ 1,739,709	€ 233,123	€ 109,784	€ 2,082,616	€ 42,737	€ (46,422)	€ (3,685)

Equity/index-related transactions:
OTC products:
Equity/index swaps	€ 53,608	€ 190,219	€ 51,143	€ 294,970	€ 9,037	€ (9,971)	€ (934)
Purchased equity/index options	34,638	52,808	13,017	100,463	13,352	-	13,352
Written equity/index options	41,481	58,538	10,215	110,234	-	(12,857)	(12,857)
Other equity/index trades	-	-	-	-	-	-	-
Exchange-traded products:
Equity/index futures	25,462	332	-	25,794	218	(69)	149
Equity/index purchased options	32,809	22,446	-	55,255	5,112	-	5,112
Equity/index written options	28,583	20,178	342	49,103	-	(4,471)	(4,471)

Sub-total	€ 216,581	€ 344,521	€ 74,717	€ 635,819	€ 27,719	€ (27,368)	€ 351

Other transactions:
OTC products:
Precious metal trades	€ 23,437	€ 27,505	€ 6,532	€ 57,474	€ 2,602	€ (1,782)	€ 820
Nonprecious metal trades	29,593	10,415	260	40,268	5,401	(4,844)	557
Exchange-traded products:
Futures	886	931	108	1,925	-	-	-
Purchased options	3,423	859	24	4,306	167	-	167
Written options	2,657	547	-	3,204	-	(122)	(122)

Sub-total	€ 59,996	€ 40,257	€ 6,924	€ 107,177	€ 8,170	€ (6,748)	€ 1,422

Total OTC business	€ 5,725,403	€ 4,627,629	€ 3,420,407	€ 13,773,439	€ 314,277	€ (310,806)	€ 3,471

Total exchange-traded business	€ 593,142	€ 276,278	€ 2,067	€ 871,487	€ 5,693	€ (5,000)	€ 693

Total	€ 6,318,545	€ 4,903,907	€ 3,422,474	€ 14,644,926	€ 319,970	€ (315,806)	€ 4,164

Positive market values after netting agreements					€ 65,985

170

       To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association (ISDA) contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts the agreement covers, resulting in one single net claim against the counterparty (called “close-out netting”). In addition, we also enter into “payment netting” agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

       For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Similarly, we enter into collateral support agreements only when we believe that the risk situation justifies doing so. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral is enforceable we reflect this in our exposure measurement.

       As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of market events on our exposures (such as event risk in our emerging markets portfolio).

       Trading activities in credit derivatives led to positive market values of € 2.2 billion after netting as of December 31, 2002. Credit derivatives are included in the table above; they are predominantly assigned to equity/index-related transactions. Outside the trading activities, derivative transactions are also used to manage credit risks in the banking book.

       Included in the table above are non-exchange traded commodity contracts that are accounted for at fair value. The majority of these contracts mature in less than five years and are valued based on actively quoted prices.

  Treatment of Default Situations Under Derivatives

       Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we frequently are able to obtain additional collateral or terminate the transactions or the related master agreement.

       When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

  Country Risk

       We manage country risk through a number of risk measures and limits, the most important being:

    Total Country Credit Exposure. We set limits on our aggregate credit exposure to counterparties which we view as being at risk if economic or political events occur, and which could lead to widespread credit defaults in a particular country (a “country risk event”).

       We include all credit extended to counterparties domiciled in that country (including unguaranteed subsidiaries of foreign entities). We also include credit extended to offshore subsidiaries of those local clients.

    Cross Border Transfer Risk. Arises where we extend credit from one of our offices in one country to a counterparty in a different country. We define the transfer risk component of such credit risk as arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a “transfer risk event”).
      For internal risk management purposes, cross border transfer risk includes credit we have extended to our own international branches and subsidiaries, although for this disclosure we have not included these transactions.

      In 2002 we modified the basis for establishing limits to monitor cross border transfer risk. We now capture this based on full notional value (previously set on a “money-at-risk” basis). We believe this provides a more accurate measure of exposure to a given country.

    Highly-Stressed Event Risk Scenarios (“ERS”). We use stress testing to measure potential market risk on our trading positions and view these as market risks.

  Country Risk Ratings

       Our country risk ratings represent a key tool in our management of country risk. Our ratings include:

    Country Credit Risk Rating. An estimate of the probability of occurrence of a country risk event.

    Cross Border Transfer Risk Rating. An estimate of the probability of a transfer risk event (usually as part of a country risk event).

    Event Risk Rating. For further details see “-Market Risk” below.

       Our ratings are established by an independent country risk research function within our Credit Risk Management division.

       All country credit risk and cross border transfer risk ratings are reviewed, and revised or reaffirmed, at least annually by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major emerging market countries in which we conduct business. Ratings for countries which we view as particularly volatile, as well as all ERS ratings, are subject to continuous review.

       We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

  Country Risk Limits

       We manage our exposure to country risk through a framework of limits. We set country limits for all Emerging Markets countries as defined below. They include limits on total country credit exposure, cross border transfer risk, and ERS risk. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

  Monitoring Country Risk

       We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on cross border transfer risk.

       Since 1998 the Bank has actively been reducing its exposure to Emerging Markets countries. For this purpose, we define Emerging Markets as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. In connection with this strategy, our Credit Risk Management department focuses particularly on our total country credit exposure to Emerging Markets countries and regularly provides reports to our Group Credit Policy Committee.

Country Risk Exposure The following charts show the development of total Emerging Markets country credit exposure, and utilized Emerging Markets cross border transfer risk exposure by region.

Total Emerging Markets Country Credit Exposure

Emerging Markets Cross Border Transfer Risk Exposure by Region

       On December 31, 2002, of our € 8.1 billion total cross border transfer risk exposure to Emerging Markets, only € 6.4 billion represents utilized exposures, down from € 7.6 billion on December 31, 2001 and € 8.9 billion on December 31, 2000.

       For a review of our cross border outstandings calculated in accordance with the rules of the Securities and Exchange Commission see “-Foreign Outstandings” in our supplemental financial information.

  Measuring our Default and Cross Border Transfer Risk Exposures

       We measure our exposure to default and cross border transfer risk using an expected loss criterion, and we maintain economic capital with respect to the exposures. We base our expected loss and economic capital calculations on that part of our total credit exposure that we feel is exposed to default and cross border transfer risk. We exclude exposures that we treat as subject to risks other than default and cross border transfer risk (e.g., exposure for which we assign economic capital under market risk policies). The following table shows our default and cross border transfer risk exposure, and expected loss and economic capital, by Group Division, as we calculate it for expected loss and economic capital purposes.

	As of December 31, 2002

	Corporate and Investment Bank	Private Clients and Asset Management	Other(1)	Total Group

	(in € millions)
Loans	€ 101,672	€ 66,120	€ 3,828	€ 171,620
OTC derivatives	60,277	18	-	60,295
Contingent liabilities	27,590	1,492	622	29,704
Irrevocable loan commitments (including letters of credit)	103,146	4,186	465	107,797
Repurchase and reverse repurchase agreements and securities lending and borrowing	9,031	1	-	9,032
Interest-earning deposits with banks	19,356	223	6,112	25,691

Total credit exposure	€ 321,072	€ 72,040	€ 11,027	€ 404,139

Expected loss	€ 1,063	€ 241	€ 12	€ 1,316
Economic capital for default and cross border transfer risk	€ 7,564	€ 1,008	€ 69	€ 8,641

  (1) Primarily relates to the Corporate Investments Group Division.

  Credit Loss Experience and Allowance for Loan Losses

       We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with credit risk management. The components of this allowance are:

    Specific Loss Component: Allowances we maintain to cover the default risk of specific exposures.

    Inherent Loss Component:

      Country Risk Allowance: Allowances we maintain to cover credit losses inherent in our pool of cross border loans to borrowers located in certain countries solely as a result of transfer and currency convertibility risks.

      Smaller-Balance Standardized Homogeneous Loan Loss Allowance: Allowances we maintain at a portfolio level to cover credit losses inherent in these types of loans.

      Other Inherent Loss Allowance: Allowances we maintain as an estimate of credit losses which we have not otherwise identified.

  Specific Loss Component

       The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty’s ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make, taking into account the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan.

       We regularly re-evaluate all credit exposures which have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

  Inherent Loss Component

       The inherent loss component relates to all other loans we do not individually provide for, but which we believe to have some inherent loss on a portfolio basis.

  Country Risk Allowance

       We establish a country risk allowance for loan exposures in countries where we have serious doubts about the ability of our counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective countries of domicile, that is, for transfer and currency convertibility risks. We determine the percentage rates for our country risk allowance on the basis of a comprehensive matrix that encompasses both historical loss experience and market data, such as economic, political and other relevant factors affecting a country’s financial condition. In making our decision, we focus primarily on the cross border transfer risk ratings that we assign to a country and the amount and type of collateral.

  Smaller-Balance Standardized Homogeneous Loan Loss Allowance

       Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self- employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in current and performing loans, as well as in delinquent and nonperforming loans within the homogeneous loan portfolio.

  Other Inherent Loss Allowance

       This component of the allowance represents an estimate of our inherent losses resulting from the imprecisions and uncertainties in determining credit losses. This estimate of inherent losses excludes those exposures we have already considered in the specific loss component as described above or considered when establishing our allowance for smaller- balance standardized homogeneous loans. We have historically used a ratio of an entity’s historical average losses (net of recoveries) to the historical average of its loan exposures, the result of which we applied to our corresponding period end loan exposures and adjusted the result for relevant environmental factors. As a consequence of our improved risk management processes and capabilities, in 2002 we refined the measure for calculating our other inherent loss allowance. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience. The new measurement incorporates the expected loss results which we generate as part of our economic capital calculations outlined above. Therefore, the new measurement considers, among other factors, our internal rating information which results in a better reflection of the current economic situation and consequently provides better guidance for losses inherent in the portfolio that have not yet been individually identified.

  Charge-off Policy

       We take charge-offs based on credit risk management’s assessment when we determine that the loans are uncollectable. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.

       Prior to 2001, our entities regulated outside the United States, which accounted for approximately 87% of our net charge-offs in 2000, consistently charged off loans when all legal means of recovery had been exhausted. This practice resulted in charge-offs occurring at a later date than for our entities regulated in the United States.

       We began to develop a methodology in 2001 to bring our worldwide charge-off practices more into line with industry practices in the United States and had anticipated that the timing of our charge-offs would accelerate. In 2001, entities regulated outside the United States began to implement this change, which resulted in a higher level of charge-offs relative to that which would have occurred under the prior practice.

  Problem Loans

       Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings.

       The following table presents the components of our 2002 and 2001 problem loans:

	At December 31,

	(in € billions)
	2002			2001

	Impaired Loans(1)	Nonperforming Homogeneous Loans	Total	Impaired Loans(1)	Nonperforming Homogeneous Loans	Total

Nonaccrual loans	€ 8.5	€ 1.6	€ 10.1	€ 10.0	€ 1.5	€ 11.5
Loans 90 days or more past due and still accruing	0.2	0.3	0.5	0.5	0.4	0.9
Troubled debt restructurings	0.2	—	0.2	0.3	—	0.3

Total problem loans	€ 8.9	€ 1.9	€ 10.8	€ 10.8	€ 1.9	€ 12.7

  (1) Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

       The decrease in our total problem loans in 2002 is due to € 2.7 billion of gross charge- offs, a € 1.4 billion reduction due to the deconsolidation of various entities and a € 0.8 billion reduction as a result of exchange rate movements offset by € 3.0 billion of net new problem loans. Included in the € 1.9 billion nonperforming homogeneous loans, as of December 31, 2002, are € 1.3 billion of loans that are 90 days or more past due as well as € 541 million of loans that are less than 90 days past due.

       The following table illustrates our total problem loans based on the domicile of our counterparty (within or outside Germany) for the last five years. We have no other material interest-bearing assets that are nonperforming.

	As of December 31,

	2002	2001	2000	1999	1998

	(in € millions)
Nonaccrual loans:
German	€ 4,587	€ 6,538	€ 3,730	€ 3,899	€ 4,550
Non-German	5,511	4,990	2,824	2,104	1,024

Total nonaccrual loans	€ 10,098	€ 11,528 (1)	€ 6,554	€ 6,003	€ 5,574

Loans 90 days or more past due and still accruing:
German	€ 439	€ 658	€ 1,028	€ 985	€ 1,028
Non-German	70	189	470	1,275	1,043

Total loans 90 days or more past due and still accruing	€ 509	€ 847	€ 1,498	€ 2,260	€ 2,071

Troubled debt restructurings:
German	€ 38	€ 57	€ 14	€ 242	€ 55
Non-German	154	222	141	154	144

Total troubled debt restructurings	€ 192	€ 279	€ 155	€ 396	€ 199

  (1) Total nonaccrual loans for 2001 includes approximately € 3.4 billion of impaired loans that were classified as potential problem loans in 2000.

  Nonaccrual Loans

       We place a loan on nonaccrual status if either

    the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreement.

       When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management’s judgment as to collectability of principal.

       As of December 31, 2002, our nonaccrual loans totaled € 10.1 billion, a net decrease of € 1.4 billion, or 12%, from 2001. The net decrease in nonaccrual loans is mainly due to charge-offs, deconsolidations and exposure reductions, partially offset by loans classified as nonaccrual for the first time.

       As of December 31, 2001, our nonaccrual loans totaled € 11.5 billion, a net increase of € 4.9 billion, or 74%, from 2000. We estimate that the impact of the previously disclosed change in our nonaccrual practice was approximately € 3.4 billion. € 2.0 billion was due to additional nonaccruals in our U.S. entities, a further € 745 million was due to our medium- sized corporate portfolio and real estate businesses in Germany, and
  € 290 million was due to a deterioration in our smaller-balance homogeneous portfolio in Italy. These increases were partially offset by movements in other portfolios and net charge-offs.

  Loans Ninety Days or More Past Due and Still Accruing

       These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to recognize interest revenue. These loans are well secured and in the process of collection.

       In 2002, our 90 days or more past due and still accruing interest loans decreased by € 338 million, or 40% to € 509 million. This decrease is mainly due to deconsolidations (€ 217 million), the placing of loans on nonaccrual status and charge-offs.

       In 2001, our 90 days or more past due and still accruing interest loans decreased by € 651 million, or 44%, to € 847 million, primarily reflecting the movement of some of our real estate portfolios in Germany (€ 410 million) and the smaller-balance homogeneous portfolio in Italy (€ 255 million) to nonaccrual status.

  Troubled Debt Restructurings

       Troubled debt restructurings are loans which we have restructured due to deterioration in the borrower’s financial position. We may restructure these loans in one or more of the following ways:

    reducing the stated interest rate for the remaining portion of the original life of the debt;

    extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile;

    reducing the face amount or maturity amount of the debt; and

    reducing the accrued interest on the debt.

       If a borrower performs satisfactorily for one year under a restructured loan involving a modification of terms, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. These loans are not included in the reported troubled debt restructurings amounts.

       Our troubled debt restructurings totaled € 192 million as of December 31, 2002, a decrease of 31% from 2001. The decrease in our troubled debt restructurings is mainly due to exposure reductions and loans now classified as nonaccrual.

       Our troubled debt restructurings totaled € 279 million as of December 31, 2001, an 80% increase from 2000. This increase is primarily attributable to restructured credits in Western Europe and Asia.

       The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2002 if those loans had been current in accordance with their original terms and had been outstanding throughout 2002 or since their origination, if we only held them for part of 2002. It also shows the amount of interest income on those loans that was included in net income for 2002.

Year ended December 31, 2002

(in € millions)
German loans:
Gross amount of interest that would have been recorded at original rate	€ 212
Less interest, net of reversals, recognized in interest revenue	114

Reduction of interest revenue	98

Non-German loans:
Gross amount of interest that would have been recorded at original rate	302
Less interest, net of reversals, recognized in interest revenue	82

Reduction of interest revenue	220

Total reduction of interest revenue	€ 318

178

  Allowance for Loan Losses

       The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

	As of December 31,

	2002		2001		2000		1999		1998

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(in € millions, except percentages)
German:
Specific loan loss allowance:
Banks and insurance.	€ 37	1%	€ 7	3%	€ 67	4%	€ 6	2%	€ 10	3%
Manufacturing	317	5	427	5	668	5	707	5	781	6
Households (excluding mortgages)	121	8	102	5	110	5	64	5	83	6
Households-mortgages	5	15	73	13	58	12	171	13	162	13
Public sector	—	1	—	8	—	8	—	8	—	9
Wholesale and retail trade	130	3	187	2	359	3	407	4	438	6
Commercial real estate activities	287	9	643	11	773	9	689	9	568	10
Other	479	9	606	9	840	11	990	13	788	16

Specific German total	1,376		2,045		2,875		3,034		2,830
Inherent loss allowance	495		1,098		1,395		1,435		1,768

German total	1,871	51	3,143	56	4,270	57	4,469	59	4,598	69

Non-German:
Specific loan loss allowance	1,768		1,675		1,702		1,575		882

Inherent loss allowance	678		767		773		1,237		1,036

Non-German total	2,446	49	2,442	44	2,475	43	2,812	41	1,918	31

Total allowance for loan losses	€ 4,317	100%	€ 5,585	100%	€ 6,745	100%	€ 7,281	100%	€ 6,516	100%

Total specific allowance	€ 3,144		€ 3,720		€ 4,577		€ 4,609		€ 3,712
Total inherent loss allowance	1,173		1,865		2,168		2,672		2,804

Total allowance for loan losses	€ 4,317		€ 5,585		€ 6,745		€ 7,281		€ 6,516

  Movements in the Allowance for Loan Losses

       We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer need provisions we have taken previously, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.
	Year ended December 31,

	2002	2001	2000	1999	1998

	(in € millions, except percentages)

Allowance at beginning of year	€ 5,585	€ 6,745	€ 7,281	€ 6,516	€ 6,388
Charge-offs:
German:
Banks and insurance	8	7	13	5	4
Manufacturing	196	280	123	127	107
Households (excluding mortgages)	400	214	37	41	15
Households-mortgages	45	27	39	48	32
Public sector	—	—	—	—	—
Wholesale and retail trade	140	192	60	81	58
Commercial real estate activities	127	209	148	158	154
Lease financing	—	1	3	2	1
Other	567	426	220	147	128

Total German	1,483	1,356	643	609	499
Non-German:
Excluding lease financing	1,244	697	652	215	243
Lease financing only	1	2	1	15	1

Total Non-German	1,245	699	653	230	244

Total charge-offs	2,728	2,055	1,296	839	743
Recoveries:
German:
Banks and insurance	—	—	—	1	2
Manufacturing	4	4	10	8	1
Households (excluding mortgages)	24	15	3	2	2
Households-mortgages	2	2	—	—	—
Public sector	—	—	—	—	—
Wholesale and retail trade	3	1	—-	—	—
Commercial real estate activities	3	—	3	5	2
Lease financing	—	—	—	—	—
Other	42	11	35	5	19

Total German	78	33	51	21	26
Non-German:
Excluding lease financing	34	34	24	23	10
Lease financing only	—	—	—	6	—

Total Non-German	34	34	24	29	10

Total recoveries	112	67	75	50	36

Net charge-offs	2,616	1,988	1,221	789	707
Provision for loan losses	2,091	1,024	478	725	908
Other changes (currency translation and allowance related to acquisitions/divestitures)	(743)	(196)	207	829	(73)

Allowance at end of year	€ 4,317	€ 5,585	€ 6,745	€ 7,281	€ 6,516

Percentage of total net charge-offs to average loans for the year	1.15%	0.71%	0.39%	0.31%	0.35%

180

       The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2002, 57% of our total allowance was attributable to international clients.

	Year ended December 31,

	2002	2001	2000	1999	1998

	(in € millions)
Allowance at beginning of year	€ 2,441	€ 2,475	€ 2,812	€ 1,918	€ 1,735
Net charge-offs:
Charge-offs	1,245	699	653	230	244
Recoveries	34	34	24	29	10

Net charge-offs	1,211	665	629	201	234
Provision for loan losses	1,500	710	219	296	443
Other changes (currency translation and allowance related to acquisitions/divestitures)	(284)	(79)	73	799	(26)

Allowance at end of year	€ 2,446	€ 2,441	€ 2,475	€ 2,812	€ 1,918

       Our allowance for loan losses as of December 31, 2002 was € 4.3 billion, 23% lower than the € 5.6 billion at the end of 2001. This decrease in our allowance balance was principally due to increases in our charge-offs, partially offset by increases in our provisions due to adverse economic conditions that continued to persist in 2002. The overall reduction in our allowance for loan losses can also be attributed to net deconsolidations of € 421 million and exchange rate movements.

       Our gross charge-offs grew to € 2.7 billion in 2002, an increase of € 673 million, or 33%, over 2001 charge-offs. Of the charge-offs for 2002, € 1.9 billion were related to our corporate credit exposure, mainly driven by our German and North American portfolios, and € 777 million were related to our consumer credit exposure.

       Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104% from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year is primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

       Our specific loan loss allowance was € 3.1 billion as of December 31, 2002, a decrease of € 576 million, or a 15% reduction from 2001. The change in our allowance includes a net specific loan loss provision of € 2.0 billion, 74% of which was for non-German clients. The provision was 111% higher than the previous year. The increased provision, however, was nearly offset by net charge-offs of € 1.8 billion. As the specific loan loss allowance is the largest component of our total allowance for loan losses, the net reduction in our specific loan loss allowance for 2002 is also due to the reasons outlined above for the overall reduction in our total allowance for loan losses.

       Our inherent loan loss allowance totaled € 1.2 billion as of December 31, 2002, a decrease of € 692 million, or 37%, from the level at the end of 2001. A major driver of the net reduction was € 716 million net charge-offs in our homogeneous loan portfolio, partially offset by a net provision for smaller-balance standardized homogeneous exposures of € 179 million. The volume of charge-offs in the homogeneous portfolio in 2002 was affected by the establishment of days-past-due thresholds at which certain homogeneous loan types are completely charged-off.

       Our allowance for loan losses as of December 31, 2001 was € 5.6 billion, 17% lower than the € 6.7 billion at the end of 2000. This decrease in our allowance balance was principally due to increases in our charge-offs, offset by increases in provisions due to weakened economic conditions in 2001.

       Our charge-offs grew to € 2.1 billion in 2001, an increase of € 759 million, or 59%, over 2000 charge-offs. This was principally due to a change in practice in our entities regulated outside the United States. Out of the total charge-offs for 2001 € 1.4 billion or two-thirds were in our German portfolio, of which € 957 million applied to clients in the medium-sized corporate portfolio and € 407 million related to smaller-balance standardized homogeneous exposures. Approximately 25% of the charge-offs in the German-Other category, which totaled € 426 million, related to a single medium-sized German corporate client in the construction industry. The remaining € 700 million were charge-offs in our non-German portfolio, of which € 402 million, or 58%, related to charge-offs in North America, principally in our leveraged business.

       Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114% from the prior year. This amount is comprised of both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.

       Our specific loan loss allowance was € 3.7 billion as of December 31, 2001, a 19% decrease from 2000. The change in the allowance includes a specific loan loss provision of € 951 million, 70% of which was for non-German clients. The provision was 18% higher than the prior year and included increased provisions related to a single American borrower in the utilities industry, various Argentine exposures and our leveraged business. The increased provision was offset in part by € 1.6 billion in net charge-offs.

       Our inherent loss allowance totaled € 1.9 billion as of December 31, 2001, a decrease of € 303 million, or 14%, from the level at the end of 2000. A major driver of the net reduction was € 383 million of charge-offs in our Private and Personal Banking business in Germany, partially offset by a provision for smaller-balance standardized homogeneous exposures of € 127 million. Furthermore, our country risk allowance shows a net decrease of 16%, reflecting the sell down of assets which previously attracted country risk allowance in Turkey and throughout Asia excluding Japan, and an increase in collateral held against cross border assets.

       Our allowance for loans losses as of December 31, 2000 was € 6.7 billion, 7% lower than the € 7.3 billion at the end of 1999. This decrease in our allowance balance was principally due to increases in our charge-offs, lower specific provisions and a net release of our inherent loss provisions.

       Our charge-offs increased to € 1.3 billion in 2000, a € 457 million, or 54%, increase over 1999 charge-offs. Of this increase, € 423 million was exclusively attributable to our non- German customers. Approximately 70%, or € 296 million, of this increase was due to charge- offs related to Russia and Iraq. We also had € 34 million of charge-offs for our German clients in the medium-sized corporate portfolio. Approximately 60% of the charge-offs captured in the German-Other category related to a single medium-sized German corporate customer in the construction industry.

       Our total provision for loan losses in 2000 was € 478 million, a decline of 34% from the prior year. This balance was composed of net new specific loan loss provisions and a release of our inherent loss provision. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non- German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13% less in 2000 than the prior year due in large part to provisions we took in 1999 with respect to a significant exposure to a single German borrower in the real estate industry.

       Our inherent loss allowance totaled € 2.2 billion as of December 31, 2000, a 19% drop from the level at the end of 1999. This decline reflected the effect of the € 296 million of charge-offs described above and country provision releases totaling € 154 million. Of the € 154 million country provision releases, € 88 million was due to reduced exposure (mainly in Brazil and Turkey), € 34 million was due to a net reduction in provisioning rates applied to individual countries, and the remaining amount related to other changes, primarily foreign exchange. In addition to a small increase in our allowances on the homogeneous loan portfolio, we released a net € 98 million from our other inherent loss allowance in 2000 due to two legal entities: EUROHYPO and Bankers Trust. Each of these entities had a decrease in its loss factors in 2000 because of a decline in its historical average charge-offs and an increase in its average loan exposures.

       Our allowance for loan losses at December 31, 1999 was € 7.3 billion, a 12% increase from 1998. This increase in our allowance for loan losses was principally due to substantial increases in our specific provisions, and the Bankers Trust acquisition (€ 477 million), partially offset by releases of country risk provisions, a substantial decrease in the inherent loss provision and a slight increase in charge-offs (€ 96 million).

       Our total charge-offs increased 13% during 1999 to € 839 million. This increase was primarily attributable to the German domestic portfolio. Approximately 30% of the German- Other charge-off was related to the construction industry.

       During 1999, our provision for loan losses totaled € 725 million, a 20% or € 183 million decrease from the preceding year. This decrease was mainly attributable to higher specific loan loss provisions, offset in part by releases of country risk provision. Our German specific provision increased to € 568 million, a 65% increase from the preceding year. This increase was mainly attributable to higher provisions for the German borrower we refer to above.

       Our non-German specific provision totaled € 358 million in 1999, a 30% increase from the preceding year. This increase was due to the fact that we were able to specifically identify those exposures, recorded in various Emerging Market countries, which required a specific provision. At the same time, we released country risk provisions, particularly in Indonesia and Turkey.

       Our allowance for loan losses at December 31, 1998 was € 6.5 billion, a 2% increase from 1997. This increase was primarily due to the effects of the Asian and Russian financial crisis.

       The following table presents an analysis of the changes in our allowance for credit losses on lending-related commitments.

	Year ended December 31,

	2002	2001	2000

	(in € millions)
Allowance at beginning of year	€ 496	€ 453	€ 569
Provision for credit losses	17	(30)	(33)
Net charge-offs	—	(22)	(34)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(28)	95	(49)

Allowance at end of year	€ 485	€ 496	€ 453

  Settlement Risk

       Our extensive trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

       For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

       Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

  Market Risk

       Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

    Interest rate risk (including specific risk as well as general risk, as described below);

    Equity price risk (including specific risk as well as general risk, as described below);

    Foreign exchange risk;

    Commodity price risk.

  Market Risk Management Framework

       We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in interest rate, equity, foreign exchange, and commodity derivatives.

       We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe all our market risks, both in trading and nontrading portfolios. Value-at- risk is also a common metric used in the management of our trading risks.

       Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our internally independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions and below that to specific business lines and trading portfolio groups and geographical regions.

       Our market risk disclosures for the trading businesses are based on German banking regulations, which permit banks to calculate market risk capital using their own internal models. In October 1998, the German Banking Supervisory Authority (now the German Federal Financial Supervisory Authority) approved our internal market risk models for calculating market risk capital for our general market risk and issuer-specific risk. It confirmed its approval in 2000, after a further review and subsequent to our acquisition of Bankers Trust and in 2002, this approval was renewed. We use our internal value-at-risk model, which we describe below, to calculate the market risk component of our regulatory capital.

       Our value-at-risk disclosure is intended to ensure the consistency of market risk reporting for internal risk management, for regulatory purposes and for external disclosure. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 73 million throughout the year 2002 (with a 99% confidence level, as we describe below, and a one-day holding period), except for the time period from January 8 to February 25, 2002 when we temporarily increased the limit to € 100 million. The value-at-risk limit for our consolidated Group trading positions was € 77 million throughout the year 2002, except for the time period from January 8 to February 25, 2002 when we temporarily increased the limit to € 100 million.

  Differences in Market Risk Reporting between German Banking Regulations and U.S. GAAP

       There are two significant areas where our determination of which assets are trading assets and which are nontrading assets differ under German banking regulations and U.S. GAAP.

       First, material differences in the classification of assets as trading assets occur in some of our business units, which are considered to be trading units for regulatory and internal risk management reporting. In these units we have assets which are included in the value-at- risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of money market loans and of tradable loans and are primarily assigned to our Global Markets Finance and Global Corporate Finance business lines. At year-end 2002, an amount of € 3.9 billion of loans was classified as trading assets for regulatory reporting. This amount was similar at year-end 2001.

       Second, we have differences due to the application of hedge accounting. At December 31, 2002 the fair value of these transactions amounted to € 1.9 billion in assets and € 1.2 billion in liabilities. These differences were not material at year-end 2001.

       In addition, we exclude from our value-at-risk figures the foreign exchange risk arising from currency positions that German regulation permits us to exclude from currency risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting, plus partial hedges on such equity capital, as well as shares in affiliated companies that we record in foreign currency and value at historical cost - all of which we refer to as structural currency positions. This approach is in accordance with German banking regulations and has the consent of the German Federal Financial Supervisory Authority. These holdings had a total book value of € 11.7 billion on December 31, 2002. Of this amount, 66% was denominated in U.S. dollars, 17% in pounds sterling, and 7% in Japanese yen. The remainder was distributed among various other currencies.

       Also, we do not consolidate for German regulatory reporting purposes companies that are not credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include primarily our insurance companies and certain investment companies. These companies manage their market risks themselves (pursuant to the regulations applicable to these companies’ risk management activities) and we do not include them in this market risk management disclosure. At December 31, 2002, these companies held € 12.1 billion of nontrading assets, while they did not hold any trading assets.

  Value-at-Risk (VaR) Analysis

       We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions.

       For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. This facilitates comparisons of our market risk estimates both over time and against our actual daily trading results.

       Since January 1, 1999, we have calculated value-at-risk for both internal and external reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting purposes, we use a holding period of one day. For regulatory reporting purposes, the holding period is ten days, i.e. if the portfolio is held without change for ten days, there is a 1% chance that the portfolio’s market value would decline by an amount greater than the value-at-risk figure.

       We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and nonlinear effects of the risk factors on the portfolio value. In our model, the nonlinear effects capture risks specific to derivatives. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to one calendar year of trading days) with equal weighting being given to each observation.

       Before and during 2001 we used an assumption of zero correlation among the various risk classes which means we assumed that losses in the various risk classes occur independently of one another. In 2002 we moved to an aggregation approach based on full correlation among the various risk classes.

       The value-at-risk for interest rate and equity price risks consists of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes. When aggregating general and specific risks, we assume that there is zero correlation between them.

       We calculate value-at-risk using Monte Carlo simulations. A Monte Carlo simulation is a model that calculates profit or loss for a transaction for a large number (such as 10,000) of different market scenarios, which are generated by assuming a joint (log-) normal distribution of market prices based on the observed statistical behavior of the simulated risk factors in the last 261 trading days. However, we still use a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses.

  Back-Testing

       We use back-testing on our trading units to verify the predictive power of the value-at- risk calculations. In back-testing, we compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates we had forecast using the value-at-risk model.

       A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk models, which in turn allows us to improve the risk estimation process.

  Stress Testing and Economic Capital

       While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk models.

       The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We take the resulting predicted losses from applying the worst of these scenarios to the various portfolios as the economic capital for those businesses. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

       For example, we calculate country-specific event risk scenarios for all emerging markets and assess these event risk results daily. A committee reviews the country risk ratings and scenario loss limits bi-weekly. In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular (weekly) market stress scenarios on the positions of every major trading portfolio.

       Our stress test scenarios include:

    price and volatility risks for interest rate, equity price, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks;

    Emerging Markets’ risks, including equity price declines, strong interest rate movements and currency devaluations;

    credit spread risks for bonds and traded loans of both industrialized and Emerging Markets countries;

    underwriting risks in debt and equity capital markets.

       We aggregate the economic capital numbers by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). These calculations are performed weekly.

       On December 31, 2002 our economic capital calculation for market risk arising from the trading units totaled € 0.9 billion.

  Limitations of Our Proprietary Risk Models

       Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

       Our stress testing results and economic capital estimations are limited by the obvious fact that our stress tests are necessarily limited in number and not all downside scenarios can be predicted and simulated. Whilst the risk managers have used their best judgement to define worst case losses, with the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital utilization estimates.

       Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

    the use of historical data as a proxy for estimating future events may not capture all potential events, particularly those which are extreme in nature;

    the assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements;

    the use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period;

    the use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence;

    we calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations;

    value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

       We believe that the aggregate value-at-risk estimates for our consolidated Group as a whole stand up well against our back-testing procedures (as measured by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at- risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

  Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

       The following table shows the value-at-risk of our trading units in 2002 and 2001. The minimum and maximum value-at-risk amounts show the bands within which the values fluctuated during the periods specified. We calculate the value-at-risk with a holding period of one day and a confidence level of 99%. “Diversification effect” refers to the effect that the total value-at-risk on a given day is lower than the sum of the values-at-risk relating to the individual risk factors. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

	Total(1)		Diversification Effect		Interest Rate Risk		Equity Price Risk		Foreign Exchange Risk		Commodity Price Risk

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

	(in € millions)
Average	€ 42.38	€ 41.02	€ 30.90	€ 23.19	€ 35.63	€ 34.91	€ 24.28	€ 19.90	€ 8.02	€ 6.19	€ 5.35	€ 3.22
Maximum	88.86	55.38	47.54	30.60	58.48	51.69	89.26	35.04	29.25	16.61	8.66	7.60
Minimum	29.36	27.89	21.17	16.68	24.67	22.35	13.43	11.67	2.64	2.87	2.28	1.78
Year-end	32.94	40.53	22.50	21.11	29.12	34.88	13.75	20.09	6.84	3.15	5.73	3.52
(1) Total for 2002 based on full correlation, total for 2001 based on zero correlation among the risk classes. 188

The following graphs show the daily aggregate value-at-risk of our trading units in 2002 and 2001, including diversification effects.

Daily Value-at-Risk of Trading Units in 2002 (in € millions)[1]

(1) Value-at-risk for 2002 based on full correlation, while value-at-risk for 2001 based on zero correlation among the risk classes. 189

       Our trading value-at-risk largely fluctuated between € 30 million and € 45 million in 2002, with two exceptions. The start of year peak was driven by a large equity position that resulted from an underwriting transaction that took time to sell down, for which a temporary limit increase to € 100 million was granted. The August spike above € 45 million was primarily driven by above-average interest rate risk positions that were taken in anticipation of interest rate cuts.

       The following histograms show the distribution of actual daily income of our trading units in 2002 and 2001. The histograms indicate, for each year, the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The trading units achieved a positive income for over 99% of the trading days in 2001 and for over 96% of the trading days in 2002. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

Daily Income of Trading Units 2002 (in € millions)

190

Daily Income of Trading Units 2001 (in € millions)

  * 99th percentile of daily income distribution

  ** Average value-at-risk (confidence level 99%)

       The comparison of the distribution of our trading units’ actual daily income with the average value-at-risk enables us to ascertain how reasonable our value-at-risk estimate is. The histogram for 2002 shows that the actual distribution of our trading units’ income produces a 99th percentile of € 46.9 million below the average daily income level of € 32.1 million. This compares with the average value-at-risk estimate of € 42.4 million and is larger due to the fact that there were ten loss-making trading days in 2002 (of which only four were greater than € 10 million and none were greater than the value-at-risk estimate), as opposed to only two loss making-days in 2001.

       The value-at-risk and actual income of the trading units throughout the year are shown in the following graph.

Income of Trading Units and Value-at-Risk in 2002 (in € millions)

The upper line represents income of trading units. The lower line represents value-at-risk. 191

       In addition, there were two hypothetical buy-and-hold losses that exceeded our value-at- risk estimate for the trading units as a whole in 2001 and one hypothetical loss exceeding the value-at-risk in 2002. This is in line with the expected two to three outliers a year that a 99% confidence level value-at-risk model ought to predict.

  Market Risk in Our Nontrading Portfolios

       These risks, the biggest of which is equity price risk, constitute the largest portion of the market risks of our consolidated Group. We do not use value-at-risk as the primary metric for our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing. Instead we assess the risk of these portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of economic capital estimates needed to support the portfolios using a methodology which is consistent with that used for the trading risk positions. These economic capital estimates, which reflect the sensitivity of the value of our assets to very severe stresses, enable us to apply a constant and uniform measure across all of our nontrading portfolios and thereby actively monitor and manage the risks. See also “—Risk Management Tools—Economic Capital” and “—Market Risk—Stress Testing and Economic Capital”. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Finance business line within our Corporate and Investment Bank Group Division and is managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

       There are nontrading market risks held and managed in our Corporate and Investment Bank Group Division, our Private Clients and Asset Management Group Division and our Corporate Investments Group Division. On December 31, 2002, our economic capital total measurement for all corporate investments and alternative assets was € 8.3 billion, which included € 3.2 billion for private equity, € 2.0 billion for industrial holdings and € 1.1 billion for real estate investments, as well as € 2.0 billion primarily reflecting other corporate investments. This economic capital assessment does not presume any diversification benefits between the risks of the different assets.

       In our Corporate and Investment Bank Group Division, the majority of nontrading market risk arises from holdings in listed equity investments, including a € 496 million holding in Axel Springer Verlag AG. Our Private Clients and Asset Management Group Division primarily incurs nontrading market risk through its proprietary investments in mutual funds, hedge funds and real estate which support the client asset management businesses. Our Corporate Investments Group Division’s nontrading market risks remain by far the biggest in the Group and are mainly incurred through private equity and various legacy funds and equity investments.

       The total market value of our consolidated Group’s nontrading equity investments under U.S. GAAP consisted of € 8.0 billion of equity securities available for sale (including the industrial holdings, the largest of which are shown in the table below) at December 31, 2002 and of € 24.2 billion at year-end 2001. In addition, other investments held at equity totaled € 6.0 billion at December 31, 2002 and € 5.3 billion at year-end 2001 and the book value of our other investments not held at equity totaled € 4.7 billion at December 31, 2002 compared to € 6.7 billion at year-end 2001. For further information on our other investments, in particular our investments held at equity, see note 6 to the consolidated financial statements.

       The asset and liability positions of some subsidiaries, including Deutsche Bank Privat- und Geschäftskunden, Deutsche Bank Lübeck, Deutsche Bank International Limited and Deutsche Bank Saar give rise to some nontrading book market risks, resulting in a small amount of interest rate risk that is not transferred to the Corporate and Investment Bank Group Division as described above, but the residual risk on the subsidiaries is a small portion of the total, especially since the deconsolidation of our mortgage bank subsidiary, EUROHYPO, from our financial statements in August.

       Alternative Assets Investment Activities. All of our three Group Divisions engage in alternative assets investment activities. The Corporate Investments and the Private Clients and Asset Management Group Divisions conduct investment activities in alternative assets as principals, fiduciaries and on behalf of third parties as fund managers. We define alternative assets as direct investments in private equity, venture capital, mezzanine debt, real estate principal investments, investments in leveraged buy-out funds, venture capital funds and hedge funds. We manage our investments in hedge funds as principal in the Private Clients and Asset Management Group Division and on a smaller scale, in the Corporate and Investment Bank Group Division.

       Group Corporate Investment/Alternative Assets Committee. To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investment/Alternative Assets Committee (which a member of our Board of Managing Directors chairs), supervises all of our alternative assets investment activities. The Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and Alternative Assets and is a member of the Group Corporate Investment/Alternative Assets Committee.

       The Group Corporate Investment/Alternative Assets Committee defines investment strategies, determines risk adjusted return requirements, sets limits for investment asset classes, allocates economic capital among the various alternative assets units and approves policies, procedures and methodologies for managing alternative assets risk. The Group Corporate Investment/Alternative Assets Committee receives monthly portfolio reports showing performance, estimated market values, economic capital usage derived from stress tests and risk profiles of the investments. The committee also oversees the portfolio of industrial holdings and other strategic investments in entities held in our Corporate Investments Group Division. The Group Corporate Investment/Alternative Assets Committee has established dedicated investment commitment committees for each alternative asset category.

       We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

       As of December 31, 2002 the book value of our alternative assets investment portfolio amounted to € 9.7 billion. It consisted of € 5.3 billion of private equity investments, € 4.0 billion of real estate investments and € 0.4 billion of hedge fund investments.

       The portfolio is dominated by the private equity and real estate investments which totaled € 9.3 billion as of December 31, 2002 (at the end of 2001 the book value of our private equity and real estate investments was € 11.0 billion). They were primarily invested in Western Europe (60%) and North America (35%). In terms of industrial sectors we believe the majority of the private equity portfolio is well diversified. Of the above € 5.3 billion, a € 2.1 billion portion was held in funds managed by external managers.

       On December 31, 2002, our (undiversified) economic capital measurement for alternative assets under the aegis of the Group Corporate Investment/Alternative Assets Committee (excluding industrial holdings) totaled € 4.5 billion. Our economic capital measurement for alternative assets at the end of 2001 totaled € 5.3 billion (total recalculated for 2001 based on definition of alternative assets above).

       Management of Our Mutual Funds. Our mutual fund investments (held in the Private Clients and Asset Management Group Division) amounted to € 1.1 billion at December 31, 2002 and support our broad asset management fund offerings to clients, sometimes being used to seed new funds. They were invested predominantly in securities and shares of Western European (mainly German) issuers and across a broad mix of industries (including governments). Our economic capital estimate for the risk arising from these holdings was € 133 million. At year-end 2001 our mutual fund investments amounted to € 5.5 billion. The amount of our mutual fund investments has declined mainly because we have sold our investments in special funds in early 2002.

       Management of Our Industrial Holdings. DB Investor is responsible for administering and restructuring our industrial holdings portfolio. However, Deutsche Bank AG holds some industrial holdings directly. DB Investor currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

       We deem equity investments in nonbanking enterprises to be significant if their market value exceeds € 150 million. The total percentages and market values of the significant nonbank holdings directly and/or indirectly attributable to us were as follows on December 31, 2002 and on December 31, 2001.

	As of December 31, 2002
Name	Country of domicile	Share of capital in %	Market value (in € millions)

DaimlerChrysler AG	Germany	11.8	€ 3,403
Allianz AG	Germany	3.2	753
Linde AG	Germany	10.0	401
HeidelbergCement AG (previously Heidelberger Zement AG)	Germany	8.5	189

Total			€ 4,746

	As of December 31, 2001
Name	Country of domicile	Share of capital in %	Market value (in € millions)

DaimlerChrysler AG	Germany	12.1	€ 5,861
Münchener Rückversicherungs-Gesellschaft AG	Germany	7.2	3,889
Allianz AG	Germany	4.0	2,806
Linde AG	Germany	10.1	552
RWE AG	Germany	1.5	360
Südzucker AG	Germany	11.3	313
Heidelberger Zement AG	Germany	8.9	287
Buderus AG	Germany	10.5	204
Mg technologies ag	Germany	9.1	166
Continental AG	Germany	8.2	162
Fiat S.p.A	Italy	1.6	155
Bayer AG	Germany	0.6	154

Total			€ 14,909

  Liquidity Risk

       Liquidity risk management has been instrumental in maintaining a healthy funding profile during this period of general economic weakness.

  Funding Matrix

       We have mapped all of our funding relevant assets and liabilities in time buckets corresponding to their maturities to create what we call the “Funding Matrix”. Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquids (assigned to the time bucket one year and under) and illiquids (assigned to time buckets up to five years based on modeling of their liquidity characteristics). We have modeled assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets accordingly. Wholesale banking products are bucketed based on their contractual maturities. We use the expected holding period to assign corporate investments to the Funding Matrix.

       The Funding Matrix shows the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a cumulative mismatch vector, which enables us to predict whether any excess or shortfall will grow, decline or switch over time. The Funding Matrix forms the basis for our annual securities issuance plan which upon approval of our Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument. Funding Matrix and issuance plan form the basis to determine the liquidity spread which is one component of the internal transfer price.

       On the basis of this model we have not identified any material funding mismatches. In fact, considering capital, we are structurally long funded.

  Short-term Liquidity

       We have established a system to track net cash outflows over an eight-week horizon. This system allows management to assess our short-term liquidity position in any location, region and globally on a by-currency and by-product basis. The system captures all of our cash flows, thereby including liquidity risks resulting from off-balance sheet transactions as well as from transactions on our balance sheet. We model transactions which have no specific contractual maturities using statistical analysis to capture the actual behavior of these transactions. Our Board of Managing Directors, upon the recommendations of our Group Asset and Liability Committee, has set global and regional limits for the liquidity exposures which we monitor on a daily basis.

  Unsecured Funding

       Unsecured wholesale funding is a finite resource. Over the course of 2002, we have reduced our short-term unsecured wholesale funding (CP and CD, Bank and Central Bank deposits) by approximately € 24 billion (see table below). Our Group Asset and Liability Committee has set limits to restrict utilization of unsecured wholesale funding.

  Funding Diversification and Asset Liquidity

       Diversification of our funding profile in terms of investor types, regions, products and instruments is an important part of our liquidity policy. Our core funding resources, such as retail and fiduciary deposits and long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

  External Unsecured Liabilities by Product
  Total € 366 billion December 31 2001
  Total € 332 billion December 31 2002

Small/Mid cap: refers to deposits by small and medium-sized European corporates. CP-CD: refers to Commercial Paper-Certificates of Deposit. 195

       The above chart shows the composition of our unsecured liabilities as of December 31, 2002 both in euro billion and as a percentage of our total unsecured liabilities. Our total unsecured liabilities amounted to approximately € 332 billion on that date. The liability diversification report is a management information tool we use to actively manage our liability composition. It contains all relevant unsecured liabilities and can selectively be reconciled against balance sheet items.

       We track the volume and location within our consolidated inventory of unencumbered, liquid assets which we can use immediately to raise funds either in the repurchase agreement markets or by selling the assets. The securities inventory consists of a wide variety of liquid securities, which we can convert into cash even in times of market stress.

       The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. By holding these liquid assets, we also protect ourselves against unexpected liquidity squeezes resulting from customers drawing large amounts under committed credit facilities. In addition, we maintained, on average, a € 25 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

  Stress Testing and Scenario Analysis

       In 2001, we completed the development of stress testing and scenario analysis to evaluate the impact of sudden, unforeseen events with an unfavorable impact on the bank’s liquidity. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. They include internal scenarios (such as operational risk, merger or acquisition, credit rating downgrade by 1 and 3 notches) as well as external scenarios (such as market risk, emerging markets, systemic shock and prolonged global recession). In 2002, we added a scenario to evaluate the liquidity impact of a crisis in the German banking sector. Under each of these scenarios we assume that all maturing assets will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs such as selling assets and adjusting the price we would pay for liabilities. This analysis is fully integrated within the existing liquidity framework. We take our contractual cash flows as a starting point, which enables us to track the cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset salability as described in the paragraph above complements the analysis. Our stress testing analysis provides guidance as to our ability to survive critical scenarios and would, if deficiencies were detected, cause us to make changes to our asset and liability structure. The analysis is performed monthly. The following report is illustrative of our stress testing results as of December 31, 2002. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event, whether the risk to our liquidity would be immediate and whether it would improve or worsen over time and how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding Gap (in € millions)(1)	Liquidity Impact	Gap Closure (in € millions)(2)

Market Risk	9,975	Gradually increasing	74,162
Emerging Markets	14,811	Gradually increasing	84,185
German Banking Crisis	29,994	Gradually increasing	74,162
Prolonged Global Recession	19,612	Gradually increasing	78,247
Systemic Shock	32,253	Immediate, duration 2 weeks	74,162
DB downgrade to A1/P1 (short term)
and A1/A+ (long term)	18,010	Gradually increasing	74,162
Operational Risk	24,243	Immediate, duration 2 weeks	74,162
Merger & Acquisition	36,478	Gradually increasing, pay-out in week 6	74,162
DB downgrade to A2/P2 (short term)
and A3/A- (long term)	53,844	Gradually increasing	78,932
  (1) Funding gap after assumed partially impaired rollover of liabilities. All assets are renewed.

  (2) Maximum liquidity generation based on counterbalancing and asset salability opportunities.

       With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and will strive to assist in creating an industry standard that is appropriate to evaluate and manage liquidity risk.

       In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the German Federal Financial Supervisory Authority. For a further description of these regulations, see “Item 4: Information on the Company-Regulation and Supervision-Regulation and Supervision in Germany-Principal Laws and Regulators-Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.

  Off-balance Sheet Arrangements with Unconsolidated Entities

       We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Our use of derivatives indexed to our own stock which are accounted for off-balance sheet is discussed below as well.

       We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and closed-end funds and certain fixed-term mutual funds that we manage. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

       We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization trust which funds its purchase by issuing debt (asset- backed securities) to investors. We have no control over the securitization trust after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization trust have no recourse to our other assets if the loans go into default. For these reasons, we are not permitted to consolidate these trusts. Asset- backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

       The securitization trusts we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the trust’s assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization trust we have credit risk which is considered as part of our credit risk assessments or market valuations. Note 9 to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

       Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

       Unlike securitization trusts, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer’s assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

       We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. We typically either provide subordinated financing or we guarantee the investment made by the third parties, which exposes us to real estate market risk, and we receive fees for our administrative services.

       For certain fixed-term mutual funds that we manage, we guarantee the value of mutual fund units that investors purchase. The investment policies of these funds are designed to minimize the risk of market value loss which, in turn, mitigates risk of these guarantees.

       We may be required to consolidate certain of the entities described above upon the adoption of Interpretation No. 46, “Consolidation of Variable Interest Entities”, on July 1, 2003. The impact of the Interpretation and the extent of the financial support we provide for the arrangements described above is disclosed in note 9 to the consolidated financial statements. Also, the guarantees described above are included in the overall disclosures of guarantees in note 30 to the consolidated financial statements.

       We enter into contracts to purchase Deutsche Bank common shares on a forward basis at a fixed price for purposes of satisfying employee stock compensation awards as they vest. These contracts are entered into with market participants, not special purpose entities. Current accounting rules require that these contracts be recorded off-balance sheet. Please see note 30 of the consolidated financial statements for further information regarding these contracts.

Contractual Financial Obligations The following table shows the maturity breakdown of the indicated contractual financial obligations outstanding as of December 31, 2002:

	Due in					Due after 2007

	2003	2004	2005	2006	2007		Total

	(in € millions)
Long-term debt(1)	€ 14,770	€ 14,963	€ 10,682	€ 14,378	€ 6,347	€ 42,915	€ 104,055
Capital lease obligations	153	152	147	176	148	1,461	2,237
Operating lease obligations	414	371	288	246	221	946	2,486

Total	€ 15,337	€ 15,486	€ 11,117	€ 14,800	€ 6,716	€ 45,322	€ 108,778

  (1) Excludes € 3.1 billion of trust preferred securities.

       The significant obligations in the above table of contractual financial obligations are included in our overall assessment of liquidity risk.

  Operational Risk

       The banking industry, in close dialog with the Basel Committee on Banking Supervision achieved important milestones in 2002 in developing the new Regulatory Operational Risk Framework, although the discussions with the regulators concerning the capital and framework guidelines have not yet ended. On the basis of the regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk.

       The development of guidelines, standards, tools and methodologies to measure and protect against operational risk will be a major challenge to the banking sector in the coming years. This is especially true in view of the new capital adequacy regulations currently under discussion, which will come into force at the end of 2006 and which will impose a capital charge for operational risks. Moreover the regulators specify in their paper “Sound Practices for the Management and Supervision of Operational Risk” qualitative demands regarding a bank’s organization and risk management as well as quantitative directives for risk identification and risk measurement. We are already working towards fulfilling the future requirements.

  Managing Our Operational Risk

       We are implementing a framework for managing our operational risk on a global basis. A Group Operational Risk Management Policy defines roles and responsibilities for managing and reporting operational risk. Divisional standards supplement this Group policy. Responsibility for operational risk management essentially lies with our Business Divisions. We are implementing four different systems for the management of operational risks:

    We perform operational risk “self-assessments” using our db-RiskMap tool. This results in a specific operational risk profile (high risk potential) for business lines, service functions and the Corporate Center. In 2002 db-SAT complements the self- assessment approach. Focus is on business efficiency and improvement of controls.

    We collect losses arising from operational risk events in our db-Incident Reporting System database.

    We capture and monitor qualitative and quantitative risk indicators in our tool db- Score for transaction processing risk and information security risk.

    We will automatically capture action points resulting from risk assessments or db- Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an on-going basis.

       These systems help to give an overview of our current operational risk profiles and to define risk management measures and priorities. We monitor the status of framework implementation in a scorecard, which forms the basis for quarterly review by the Group Operational Risk Committee. As an incentive to implement this framework, we grant certain deductions of the economic capital for operational risk to the Business Divisions. The calculation of economic capital for operational risk is based on a statistical model using external loss data with certain top down adjustments.

       Our Group Chief Risk Officer has appointed a Chief Risk Officer Operational Risk with Group-wide responsibility. He is represented on the Group Risk Committee and is Chairman of the Group Operational Risk Committee. The latter committee, whose members include the divisional Operational Risk Officers and representatives of Service Functions and Corporate Center such as Audit, Controlling, Human Resources, Legal, Tax and Compliance, develops and implements our internal guidelines for managing operational risk. The Chief Risk Officer Operational Risk is head of our Operational Risk Management, with responsibility to roll-out the Operational Risk framework, i.e. policy, tools, reporting. The Operational Risk Management functions of the Corporate Divisions are part of our independent Operational Risk Management function and report to the Chief Risk Officer Operational Risk.

       We seek to minimize operational risk associated with our communication, information and settlement systems through the development of back-up systems and emergency plans. We engage in regular employee training, operating instructions and inspections to help limit operational defects or mistakes. Where appropriate, we purchase insurance against operational risks.

  Regulatory Risk Reporting

       The following table shows the development of our risk position, capital and capital adequacy ratios for the companies we consolidate for the purposes of our regulatory risk reporting. We calculate these figures in compliance with BIS guidelines and the related guidance of the German Federal Financial Supervisory Authority.

	As of December 31,

	2002	2001

	(in € millions, except percentages)
Risk-weighted positions	€ 231,262	€ 297,063
Market risk equivalent(1)	6,217	8,016
Risk position	237,479	305,079
Core capital (Tier I)	22,742	24,803
Supplementary capital (Tier II)	7,120	12,255
Available Tier III capital	—	—
Total capital	29,862	37,058
Core capital ratio (Tier I)	9.6%	8.1%
Capital ratio (Tier I + II + III)	12.6%	12.1%

  (1) A multiple of our value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

       Our capital adequacy measures consist of the following:

    Risk Position: Risk-weighted assets relating, in particular, to default risks, and the equivalent for our market risk position (interest rate, exchange rate, share price and commodity price risks). Our regulators permit us to use our internal value-at-risk approach to calculate the market risk position as a component of risk position.

    Capital: The Total capital which can be used to back the risk position and is recognized for bank regulatory purposes consists of:
      Core capital (Tier I): primarily share capital, reserves and hybrid capital components, such as noncumulative trust preferred securities and equity contributed by silent partners.

      Supplementary capital (Tier II): primarily long-term subordinated liabilities, unrealized gains on listed securities and other inherent loss allowance.

      Tier III capital: mainly short-term subordinated liabilities and excess Tier II capital.

       The capital ratio compares a bank’s risk position to its regulatory capital. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital.

       In 2002 our risk position decreased by € 67.6 billion to € 237.5 billion on December 31, 2002. The decrease was driven by several factors, mainly the deconsolidation of EUROHYPO and DFS, a weaker U.S. dollar and the reduction of our loan business.

       BIS rules and the German Banking Act require us to cover our market risk as of December 31, 2002 with slightly over € 497 million of regulatory capital (Tier I + II + III). We met this requirement entirely with Tier I and Tier II capital.

       Our U.S. GAAP based Total capital was € 29.9 billion on December 31, 2002 and our core capital (Tier I) was € 22.7 billion, compared to € 37.1 billion and € 24.8 billion on December 31, 2001. Our supplementary capital (Tier II) of € 7.1 billion on December 31, 2002 amounted to 31% of our core capital.

       Our capital ratio was 12.6% on December 31, 2002, significantly higher than the 8% minimum required by the BIS guidelines. Our core capital ratio was 9.6% in relation to the total risk position (including market risk equivalent).

  Overall Risk Position

       To calculate our overall (nonregulatory) risk position, we aggregate the economic capital figures for all types of risk. This corresponds to a conservative assumption that very severe losses occur simultaneously in all types of risk, i.e. the different risk types are 100% correlated. For credit risk economic capital, cross-divisional diversification effects of the credit portfolio are separately calculated for the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division, resulting in € 7.9 billion, € 1.0 billion and € 0.1 billion respectively. These numbers are then aggregated for all Group Divisions which again is a conservative assumption, i.e. diversification benefits between Group Divisions respectively are not taken into account.

       On December 31, 2002, our economic capital totaled € 20.6 billion, compared to € 20.9 billion as of December 31, 2001, while our BIS Tier I capital is € 22.7 billion. This does not include liquidity risk, the risk of our insurance companies or the risk of the industrial holdings of DB Investor. The following table highlights that the year-end 2002 allocation of the total economic capital among the risk types remained largely unchanged compared to year-end 2001.

	Economic Capital (in € millions) As of December 31,

	2002	2001

Risk
Credit	€ 8,942	€ 9,064
Market	7,191	7,257
Operational	2,449	2,538
Business	1,978	2,026

Total	€ 20,560	€ 20,885

201

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES Not required because this document is filed as an annual report. 202

  PART II

  ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

       Not applicable.

  ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       Not applicable.

  ITEM 15: CERTAIN DISCLOSURES

  Controls and Procedures

       Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of Deutsche Bank’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934).

       A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or internal control systems may not prevent all error and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

       Based upon the above referred to evaluation, the Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective.

       There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of the evaluation of our disclosure controls and procedures, other than those noted below.

       During 2002, certain reportable conditions (“significant deficiencies” as defined by the SEC for reporting purposes) were identified in the design and operations of our internal control procedures; these conditions did not constitute material weaknesses as defined in the professional audit literature. To address these issues, we undertook, and are continuing to implement, enhancements to our internal controls. These enhancements are designed to improve certain existing controls and to heighten the level of control consciousness and adherence to our control policies and procedures.

       In addition, beginning in 2002, Deutsche Bank began a multiyear process to convert to a new, automated, global general ledger for all of its operations. The installation of such a general ledger will facilitate management’s making any additional enhancements to our controls and procedures that are deemed appropriate.

  ITEM 16: [RESERVED]

  PART III

  ITEM 17: FINANCIAL STATEMENTS

       Not applicable.

  ITEM 18: FINANCIAL STATEMENTS

       See our consolidated financial statements beginning on page F-3, which we incorporate by reference into this document.

  ITEM 19: EXHIBITS

       We have filed the following documents as exhibits to this document.

Exhibit Number	Description of Exhibit

1.1	English translation of Articles of Association of Deutsche Bank Aktiengesellschaft.

2.1

  The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

8.1	List of Subsidiaries.

10.1	Description of our Memorandum and Articles of Association from our registration statement on Form 20-F dated September 20, 2001.

10.2	Declaration relating to Government Commission’s German Corporate Governance Code.

10.3	Written Statements Required by 18 U.S.C. Section 1350.

204

  SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

  Date: March 27, 2003

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s / DR. JOSEF ACKERMANN

Dr. Josef Ackermann Spokesman of the Board of Managing Directors

/s/ DR. CLEMENS BÖRSIG

Dr. Clemens Börsig Member of the Board of Managing Directors Chief Financial Officer

205

  Principal Executive Officer Certifications

  I, Dr. Josef Ackermann, certify that:

       1. I have reviewed this annual report on Form 20-F of Deutsche Bank Aktiengesellschaft;

       2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

       3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

       4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

       (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

       5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

       (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

       (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

       6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: March 27, 2003

/s/ DR. JOSEF ACKERMANN

Dr. Josef Ackermann Spokesman of the Board of Managing Directors

206

  Principal Financial Officer Certifications

       I, Dr. Clemens Börsig, certify that:

       1. I have reviewed this annual report on Form 20-F of Deutsche Bank Aktiengesellschaft;

       2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

       3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

       4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

       (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

       (b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

       (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

       5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

       (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

       (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

       6. The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

  Date: March 27, 2003

/s/ DR. CLEMENS BÖRSIG

Dr. Clemens Börsig Member of the Board of Managing Directors Chief Financial Officer

207

DEUTSCHE BANK AKTIENGESELLSCHAFT INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

  INDEPENDENT AUDITORS’ REPORT

  The Supervisory Board of
  Deutsche Bank Aktiengesellschaft

  We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company’’) as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

  As discussed in note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.’’

  KPMG Deutsche Treuhand-Gesellschaft
  Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

  Frankfurt am Main

  March 11, 2003

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  CONSOLIDATED STATEMENT OF INCOME
  (  € in millions, except per share data)

	Year ended December 31,

	2002	2001	2000

Net interest revenues:
Interest revenues	€ 35,781	€ 53,639	€ 55,131
Interest expense	28,595	45,019	48,103

Net interest revenues	€ 7,186	€ 8,620	€ 7,028
Provision for loan losses	2,091	1,024	478

Net interest revenues after provision for loan losses	€ 5,095	€ 7,596	€ 6,550

Noninterest revenues:
Commissions and fees from fiduciary activities	3,926	3,537	3,908
Commissions, broker’s fees, markups on securities underwriting and other securities activities	4,319	4,557	5,170
Fees for other customer services	2,589	2,633	2,615
Insurance premiums	744	2,717	2,837
Trading revenues, net	4,024	6,031	7,625
Net gains on securities available for sale	3,523	1,516	3,670
Net income (loss) from equity method investments	(887)	(365)	300
Other revenues	1,123	295	1,326

Total noninterest revenues	€ 19,361	€ 20,921	€ 27,451

Noninterest expenses:
Compensation and benefits	11,358	13,360	13,526
Net occupancy expense of premises	1,291	1,334	1,090
Furniture and equipment	230	357	568
IT costs	2,188	2,343	2,215
Agency and other professional service fees	761	1,080	1,151
Communication and data services	792	891	762
Policyholder benefits and claims	759	3,002	4,003
Other expenses	2,883	3,182	2,921
Goodwill amortization/impairment	62	871	771
Restructuring activities	583	294	125

Total noninterest expenses	€ 20,907	€ 26,714	€ 27,132

Income before income tax expense (benefit) and cumulative effect of accounting changes	3,549	1,803	6,869
Income tax expense	372	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	2,817	995	(9,287)

Income before cumulative effect of accounting changes, net of tax	€ 360	€ 374	€ 13,513

Cumulative effect of accounting changes, net of tax	37	(207)	—

Net income	€ 397	€ 167	€ 13,513

Earnings per common share:
Basic
Income before cumulative effect of accounting changes, net of tax	€ 0.58	€ 0.60	€ 22.00
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—

Net income	€ 0.64	€ 0.27	€ 22.00

Diluted
Income before cumulative effect of accounting changes, net of tax	€ 0.57	€ 0.60	€ 21.72
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—

Net income	€ 0.63	€ 0.27	€ 21.72

Cash dividends declared per common share	€ 1.30	€ 1.30	€ 1.15

The accompanying notes are an integral part of the Consolidated Financial Statements. F-3 DEUTSCHE BANK AKTIENGESELLSCHAFT CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (€ in millions)
	Year ended December 31,

	2002	2001	2000

Net income	€ 397	€ 167	€ 13,513
Other comprehensive income (loss):
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany(1)	2,817	995	—
Unrealized gains (losses) on securities available for sale:
Unrealized net losses arising during the year, net of tax and other(2)	(5,596)	(2,496)	(1,185)
Net reclassification adjustment for realized net gains, net of applicable tax and other(3)	(3,527)	(1,423)	(1,516)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax(4)	2	(1)	—
Minimum pension liability, net of tax(5)	(8)	—	—
Unrealized foreign currency translation gains (losses) arising during the year, net of tax(6)	(1,602)	85	432

Total other comprehensive income (loss)	€ (7,914)	€ (2,840)	€ (2,269)

Comprehensive income (loss)	€ (7,517)	€ (2,673)	€ 11,244

  (1) Amounts relate to the reversal effect of a tax benefit realized in 1999 and 2000 due to tax rate changes in 1999 and 2000.

  (2) Amounts are net of an income tax benefit of € 69 million, € 105 million and € 820 million for the years ended December 31, 2002, 2001 and 2000, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (230) million, € (610) million and € 5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  (3) Amounts are net of applicable income tax expense of € 15 million, € 144 million and € 1,702 million for the years ended December 31, 2002, 2001 and 2000, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 110 million, € (44) million and € 429 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  (4) The amount is net of income tax expense for the year ended December 31, 2002 and an income tax benefit for the year ended December 2001.

  (5) Amount is net of an income tax benefit of € 3 million for the year ended December 31, 2002.

  (6) Amounts are net of an income tax (benefit) expense of € 26 million, € (41) million and € (35) million for the years ended December 31, 2002, 2001 and 2000, respectively.

  The accompanying notes are an integral part of the Consolidated Financial Statements.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  CONSOLIDATED BALANCE SHEET
  (  € in millions, except nominal value)

	December 31,

	2002	2001

ASSETS
Cash and due from banks	€ 8,979	€ 10,388
Interest-earning deposits with banks	25,691	37,986
Central bank funds sold and securities purchased under resale agreements	117,689	103,685
Securities borrowed	37,569	40,318
Trading assets (of which € 70 billion and € 16 billion were pledged to creditors and can be sold or repledged at December 31, 2002 and 2001, respectively)	297,062	293,653
Securities available for sale (of which € 736 million and € 524 million were pledged to creditors and can be sold or repledged at December 31, 2002 and 2001, respectively)	21,619	71,666
Other investments	10,768	11,997
Loans, net	167,303	259,838
Premises and equipment, net	8,883	9,806
Goodwill	8,372	8,741
Other intangible assets, net	1,411	206
Other assets related to insurance business	7,797	13,875
Due from customers on acceptances	99	553
Accrued interest receivable	4,208	5,907
Other assets	40,905	49,603

Total	€ 758,355	€ 918,222

LIABILITIES
Noninterest-bearing deposits:
Domestic offices	€ 21,960	€ 22,244
Foreign offices	8,598	7,487
Interest-bearing deposits:
Domestic offices	95,033	96,659
Foreign offices	202,034	247,699

Total deposits	327,625	374,089
Trading liabilities	131,212	121,329
Central bank funds purchased and securities sold under repurchase agreements	90,709	81,375
Securities loaned	8,790	7,620
Other short-term borrowings	11,573	20,472
Acceptances outstanding	99	553
Insurance policy claims and reserves	8,557	35,241
Accrued interest payable	4,668	7,423
Other liabilities	37,695	58,943
Long-term debt	104,055	166,908
Trust preferred securities	3,103	4,076
Obligation to purchase common shares	278	—

Total liabilities	€ 728,364	€ 878,029

Commitments and contingent liabilities (Notes 11, 30 and 34)
SHAREHOLDERS’ EQUITY
Common shares, no par value, nominal value of € 2.56	1,592	1,591
Issued: 2002, 621,854,246 shares; 2001, 621,568,446 shares
Additional paid-in capital	11,199	11,253
Retained earnings	22,087	22,619
Common shares in treasury, at cost:	(1,960)	(479)
2002, 36,407,292 shares; 2001, 7,092,821 shares
Equity classified as obligation to purchase common shares	(278)	—
Share awards	955	899
Accumulated other comprehensive income:
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(3,043)	(5,860)
Unrealized net gains on securities available for sale, net of applicable tax and other	156	9,279
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	1	(1)
Minimum pension liability, net of tax	(8)	—
Foreign currency translation, net of tax	(710)	892

Total accumulated other comprehensive income	€ (3,604)	€ 4,310

Total shareholders’ equity	€ 29,991	€ 40,193

Total	€ 758,355	€ 918,222

The accompanying notes are an integral part of the Consolidated Financial Statements. F-5 DEUTSCHE BANK AKTIENGESELLSCHAFT CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (€ in millions)
	Year ended December 31,

	2002	2001	2000

Common shares:
Balance, beginning of year	€ 1,591	€ 1,578	€ 1,573
Common shares distributed under employee benefit plans	1	13	5

Balance, end of year	€ 1,592	€ 1,591	€ 1,578

Additional paid-in capital:
Balance, beginning of year	€ 11,253	€ 10,876	€ 10,556
Common shares distributed under employee benefit plans	21	462	188
Net gains (losses) on treasury shares sold	(129)	(85)	132
Other	54	—	—

Balance, end of year	€ 11,199	€ 11,253	€ 10,876

Retained earnings:
Balance, beginning of year	€ 22,619	€ 23,331	€ 10,581
Net income	397	167	13,513
Cash dividends declared and paid	(800)	(801)	(706)
Other	(129)	(78)	(57)

Balance, end of year	€ 22,087	€ 22,619	€ 23,331

Common shares in treasury, at cost:
Balance, beginning of year	€ (479)	€ (119)	€ (61)
Purchases of shares	(30,755)	(37,032)	(35,731)
Sale of shares	28,441	36,090	35,366
Treasury shares distributed under employee benefit plans	833	582	307

Balance, end of year	€ (1,960)	€ (479)	€ (119)

Equity classified as obligation to purchase common shares:
Balance, beginning of year	€ —	€ —	€ —
Additions	(330)	—	—
Deductions	52	—	—

Balance, end of year	€ (278)	€ —	€ —

Share awards–common shares issuable:
Balance, beginning of year	€ 1,666	€ 1,883	€ 821
Deferred share awards granted, net	1,098	487	1,356
Deferred shares distributed	(809)	(704)	(294)

Balance, end of year	€ 1,955	€ 1,666	€ 1,883

Share awards–deferred compensation:
Balance, beginning of year	€ (767)	€ (1,016)	€ (538)
Deferred share awards granted, net	(1,098)	(487)	(1,356)
Amortization of deferred compensation, net	865	736	878

Balance, end of year	€ (1,000)	€ (767)	€ (1,016)

Accumulated other comprehensive income:
Balance, beginning of year	€ 4,310	€ 7,150	€ 9,419
Change in deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	2,817	995	—
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(9,123)	(3,919)	(2,701)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	2	(1)	—
Change in minimum pension liability, net of tax	(8)	—	—
Foreign currency translation, net of tax	(1,602)	85	432

Balance, end of year	€ (3,604)	€ 4,310	€ 7,150

Total shareholders’ equity, end of year	€ 29,991	€ 40,193	€ 43,683

The accompanying notes are an integral part of the Consolidated Financial Statements. F-6 DEUTSCHE BANK AKTIENGESELLSCHAFT CONSOLIDATED STATEMENT OF CASH FLOWS (€ in millions)
	Year ended December 31,

	2002	2001	2000

Cash flows from operating activities:
Net income	€ 397	€ 167	€ 13,513
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	2,091	1,024	478
Restructuring activities	583	294	125
Gain on sale of securities available for sale, other investments, loans and other	(4,928)	(2,806)	(4,161)
Deferred income taxes, net	2,480	(159)	(8,332)
Impairment, depreciation and other amortization and accretion	2,845	4,886	3,320
Cumulative effect of accounting changes, net of tax	(37)	207	—
Share of net loss (income) from equity method investments	753	278	(338)

Income adjusted for noncash charges, credits and other items	€ 4,184	€ 3,891	€ 4,605

Net change in:
Trading assets	(4,071)	(1,263)	(35,599)
Other assets	8,627	(9,670)	11,258
Trading liabilities	11,412	(3,022)	(16,411)
Other liabilities	(20,639)	(4,559)	(264)
Other, net	(296)	1,412	3,075

Net cash used in operating activities	€ (783)	€(13,211)	€(33,336)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	7,800	9,232	(11,238)
Central bank funds sold and securities purchased under resale agreements	(14,004)	(47,959)	36,185
Securities borrowed	2,749	33,138	(7,272)
Loans	9,634	5,802	(28,064)
Proceeds from:
Sale of securities available for sale	25,835	41,128	43,058
Maturities of securities available for sale	7,731	2,746	17,369
Sale of other investments	5,089	7,096	4,405
Sale of loans	9,508	16,185	16,496
Sale of premises and equipment	717	1,015	344
Purchase of:
Securities available for sale	(22,464)	(34,289)	(55,463)
Other investments	(4,474)	(7,976)	(7,702)
Loans	(2,364)	(8,903)	(7,586)
Premises and equipment	(1,696)	(3,689)	(2,164)
Net cash received (paid) for business combinations/divestitures	(1,110)	924	(1,096)
Other, net	687	958	252

Net cash provided by (used in) investing activities	€ 23,638	€ 15,408	€ (2,476)

Cash flows from financing activities:
Net change in:
Deposits	(41,278)	22,548	13,623
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	7,603	(16,096)	(12,629)
Other short-term borrowings	274	(15,151)	9,571
Issuances of long-term debt and trust preferred securities	40,245	32,958	61,233
Repayments and extinguishments of long-term debt and trust preferred securities	(27,201)	(22,884)	(40,371)
Issuances of common shares	73	320	193
Purchases of treasury shares	(30,755)	(37,032)	(35,731)
Sale of treasury shares	28,665	36,024	35,514
Cash dividends paid	(800)	(801)	(706)
Other, net	(455)	(522)	(664)

Net cash (used in) provided by financing activities	€(23,629)	€ (636)	€ 30,033

Net effect of exchange rate changes on cash and due from banks	(635)	325	2,710

Net increase (decrease) in cash and due from banks	€ (1,409)	€ 1,886	€ (3,069)
Cash and due from banks, beginning of the year	10,388	8,502	11,571

Cash and due from banks, end of the year	€ 8,979	€ 10,388	€ 8,502

Interest paid	€ 31,349	€ 48,099	€ 46,250

Income taxes paid, net	€ 408	€ 1,251	€ 1,819

Noncash investing activities:
Transfer from available for sale securities to trading assets	€ —	€ 22,101	€ 507

Transfer from trading assets to available for sale securities	€ —	€ 14,938	€ —

The accompanying notes are an integral part of the Consolidated Financial Statements. F-7

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  Note 1 — Significant Accounting Policies

        Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all majority-owned subsidiaries (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note 28.

        The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior period amounts have been reclassified to conform to the current presentation.

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates.

        The following is a description of the significant accounting policies of the Group.

  Principles of Consolidation and Other Investments

        The consolidated financial statements include Deutsche Bank together with all majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated.

        Investments in enterprises are accounted for using the equity method when the Group is not the majority owner but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of a limited partnership. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. These investments are reported in other investments and the pro-rata share of their income or loss, on a U.S. GAAP basis, as well as disposition gains and losses, are included in net income from equity method investments. Equity method losses in excess of the Group’s carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. Prior to January 1, 2002, the difference between the Group’s cost and its proportional underlying equity in net assets of the investee at the date of investment (“equity method goodwill”) was amortized on a straight-line basis against net income from equity method investments over a period not exceeding fifteen years. Effective January 1, 2002, the Group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). In accordance with SFAS 142, equity method goodwill is no longer amortized.

        Special Purpose Entities (“SPEs”) are legal entities created for a particular purpose and are used in structuring a wide range of capital markets products. Unless the SPE meets the criteria for a Qualifying Special Purpose Entity (“QSPE”) as defined in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”) (see Asset Securitizations below), the Group consolidates SPEs when it is deemed to control and/or retain the majority of the risks and rewards of the SPE.

        The underlying holdings of designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value. Changes in fair value of the underlying holdings are included in other revenues.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Direct investments over which the Group does not have significant influence, including investments in venture capital companies and nonmarketable equity securities, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

  Foreign Currency Translation

        Assets and liabilities denominated in currencies other than an entity’s functional currency are translated into its functional currency using the period end exchange rates, and the resulting transaction gains and losses are reported in noninterest revenues or noninterest expenses.

        In consolidation, the financial statements of entities with functional currencies other than the euro are translated into the euro and the resulting translation gains and losses, net of any hedge and tax effects, are reported in accumulated other comprehensive income within shareholders’ equity. Revenues and expenses are translated at the weighted average rate during the year whereas assets and liabilities are translated at the period end rate.

  Reverse Repurchase and Repurchase Agreements

        Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are generally treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. Generally, the party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

        The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty which meet the applicable netting criteria in FASB Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN 41”). Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

  Securities Borrowed and Securities Loaned

        Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

  Loans Held for Sale, Trading Assets and Liabilities, and Securities Available for Sale

        Loans held for sale are accounted for at the lower of cost or market and are reported as trading assets.

        The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

        Trading assets, except for loans held for sale, and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

        Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders’ equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs.

        Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

        Fair value is generally based on quoted market prices, price quotes from brokers or dealers or discounted expected cash flows.

  Derivatives

        All freestanding contracts considered to be derivatives for purposes of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices or pricing models which take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Assets and liabilities arising from contracts covered by qualifying master netting agreements are reported on a net basis, in accordance with FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN 39”).

        The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, and equity and commodity prices. Such positions are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues.

        Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Certain derivatives entered into for nontrading purposes, not qualifying for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

        Beginning January 1, 2001, the Group has applied hedge accounting in accordance with SFAS 133. There are three possible types of hedges under this standard, each of which is accounted for differently: (1) fair value hedges, (2) cash flow hedges, and (3) hedges of net investments in foreign operations.

        For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

        If a fair value hedge is canceled because the derivative is terminated or de-designated, any remaining interest rate related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest over the remaining life of the original hedge. For other types of fair value adjustments or anytime the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

        For cash flow hedges, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available- for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness for cash flow hedges is recorded in other revenues and is generally measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

        When cash flow hedges of interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of cash flow hedges, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

        For hedges of net investments in foreign operations, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective, the remainder is recorded as other revenues.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Any derivative de-designated as a hedge is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative’s carrying amount and the cash paid or received is recognized as other revenues.

        Prior to 2001, most of the derivatives entered into for nontrading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

        In addition, for periods prior to January 1, 2001, hedge accounting was different for the limited cases where it was applied for certain interest rate and foreign currency hedges. Interest rate swaps were accounted for as off-balance sheet transactions with interest payable or receivable recorded on an accrual basis. For cross currency interest rate swaps, interest was accrued and the foreign currency notional amount of the swaps was translated at spot rates with the resulting gain or loss reported in earnings. No special accounting was applied to the hedged items.

  Loans

        Loans generally are carried at their outstanding unpaid principal balances net of charge- offs, unamortized premiums or discounts, and deferred fees and costs on originated loans. Interest revenues are accrued on the unpaid principal balance net of charge-offs. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the lives of the related loans.

        Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management’s judgment as to the collectability of principal.

  Leasing Transactions

        Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

  Allowances for Credit Losses

        The allowances for credit losses represent management’s estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for credit losses on lending-related commitments is reported in other liabilities.

        To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  and events related to the counterparty, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

        The specific loss component is the allowance for impaired loans as calculated under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” (collectively “SFAS 114”). Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

        The inherent loss component is for all other loans not individually evaluated but that, on a portfolio basis, are believed to have some inherent loss, in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”). The inherent loss component consists of an allowance for country risk, an allowance for smaller-balance standardized homogeneous exposures and an other inherent loss component. The country risk component is for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile, that is, for transfer and currency convertibility risks. The allowance for smaller-balance standardized homogeneous exposures is established for loans to individuals and small business customers of the private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The other inherent loss component represents an estimate of inherent losses resulting from the imprecisions and uncertainties in determining credit losses. Loans subject to this component of the allowance exclude those that have been determined to be impaired under SFAS 114. This component is determined by calculating the ratio of an entity’s historical average loan losses (net of recoveries) to the historical average of its loan exposures, applying the resulting ratio to the corresponding period end loans and adjusting the results for relevant environmental factors. During 2002, the measurement of the other inherent loss component was refined to incorporate an expected loss measure, which considers among other factors, collateral, maturities, and long-term statistical averages of default and loss history. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience.

        Amounts determined to be uncollectable are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

        The allowance for credit losses on lending-related commitments is determined using the same measurement techniques as the allowance for loan losses.

  Asset Securitizations

        When the Group transfers financial assets to securitization trusts in securitizations of mortgage or other loan portfolios, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

        To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests is recognized using the effective yield method. Securitization trusts that meet the criteria for QSPEs, as defined in SFAS 140, are not consolidated.

  Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which is generally 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense or IT costs. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

        Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

        Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software is ready for use, is expensed as incurred.

  Goodwill and Other Intangible Assets

        Prior to January 1, 2002, goodwill and other intangible assets, which includes servicing rights related to asset securitizations, were amortized over their estimated useful lives. Goodwill, which represents the excess of cost over the fair value of net assets acquired at the date of acquisition, was amortized on a straight-line basis over a period not exceeding fifteen years. In accordance with SFAS 142, as of January 1, 2002, goodwill is no longer amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. Other intangible assets in existence at January 1, 2002, have a finite useful life and continue to be amortized over a period of 3 to 15 years. In addition, other intangible assets acquired subsequent to January 1, 2002, that were determined to have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized and are tested for impairment at least annually.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Impairment

        Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities) are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset’s amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

        Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset’s carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

        Prior to January 1, 2002, goodwill was subject to an impairment review if a change in circumstances indicated that its carrying amount may not be recoverable. As of January 1, 2002, goodwill and other intangible assets which are not amortized are tested for impairment at least annually according to SFAS 142.

  Income Taxes

        The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements, using the provisions of the appropriate jurisdictions’ tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

        Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

  Share-Based Compensation

        The Group has elected to account for its share awards under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value-based method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares. Compensation expense is recorded over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited.

        The Group records its obligations under outstanding deferred share awards in shareholders’ equity as share awards–common shares issuable. The related deferred compensation is also included in shareholders’ equity. These classifications are based upon the Group’s intent to settle these awards with its common shares. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS 123 to share-based awards.

	Year Ended December 31

	2002	2001	2000

	(€ in millions)
Net income, as reported	€ 397	€ 167	€ 13,513
Add: Share-based compensation expense included in reported net income, net of related tax effects	228	671	884
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(478)	(875)	(822)

Pro forma net income (loss)	€ 147	€ (37)	€ 13,575

Earnings (loss) per share:
Basic-as reported	€ 0.64	€ 0.27	€ 22.00
Basic–pro forma	€ 0.24	€ (0.06)	€ 22.10
Diluted–as reported	€ 0.63	€ 0.27	€ 21.72
Diluted–pro forma	€ 0.23	€ (0.06)	€ 21.82

  Comprehensive Income

        Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

  Statement of Cash Flows

        For purposes of the Consolidated Statement of Cash Flows, the Group’s cash and cash equivalents are cash and due from banks.

  Insurance Activities

  Insurance Premiums

        Insurance premiums from long duration life and health contracts are earned when due. Premiums from short duration contracts, primarily property and casualty, are earned over the period of the contract in proportion to the amount of insurance protection provided. The Group does not have significant reinsurance activities.

  Deferred Acquisition Costs

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies, are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for nonlife business are

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  amortized over the premium-paying period of the related policies. Deferred acquisition costs of life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized. Deferred acquisition costs are reported in other assets related to insurance business.

  Unit-Linked Business

        Liabilities under unit-linked business where the investment risk is borne by the contract holders represent funds for contracts in which investment income and investment gains and losses accrue directly to the contract holders, as well as reserves for mortality risks and expenses related to those contracts. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The assets are carried at fair value. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from expenses.

  Other Liabilities Included in Insurance Policy Claims and Reserves

        In addition to the reserve for unit-linked business, the liability for insurance policy claims and reserves includes benefit reserves, a provision for premium refunds and property and casualty loss reserves.

        Benefit reserves for life business, annuities and health policies have been computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including provisions for adverse deviation. Participating life contracts include provisions for terminal dividends. These assumptions consider Group experience and industry standards and may be revised if it is determined that future experience will differ substantially from those previously assumed.

        The provision for premium refunds includes amounts allocated to policyholder accounts under relevant local statutory or contractual requirements as well as amounts that result from differences between these financial statements and statutory financial statements and that will reverse and enter into future deferred profit sharing calculations. Unrealized gains and losses in connection with the valuation of investments are also recognized in the provision for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

        Property and casualty loss reserves include estimates for both reported and unreported claims incurred and related claims adjustment expenses. Loss reserves for property and casualty insurance represent the estimated ultimate unpaid cost of all incurred claims and are adjusted regularly based on experience. Unearned premiums for property and casualty insurance included in other insurance provisions represent the unexpired portion of policy premiums.

        In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated reserves are included in earnings in the period in which the estimates are changed.

  Note 2 — Impact of Changes in Accounting Principles

  SFAS 141 and 142

        Effective January 1, 2002, the Group adopted SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for by the purchase method and eliminates the use of the

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. Upon adoption, the Group recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 and 2000 is provided (see Note 12) and assumes that SFAS 142 was in effect as of January 1, 2000.

  SFAS 133

        Effective January 1, 2001, the Group adopted SFAS 133. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative’s fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, the Group recorded a net transition expense of € 207 million, net of an income tax benefit of € 118 million, as a cumulative effect of a change in accounting principle. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately. As permitted by SFAS 133, upon adoption the Group transferred debt securities with a fair value of € 22,101 million from securities available for sale to trading assets and recognized the related unrealized gains of € 150 million in earnings for the year ended December 31, 2001.

  EITF 99-20

        Effective April 1, 2001, the Group adopted EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“EITF 99-20”). EITF 99-20 provides guidance regarding income recognition and determination of impairment on certain asset-backed securities held as investments, with particular impact on those investments held outside of trading accounts. The adoption of EITF 99-20 did not have a material impact on the Group’s consolidated financial statements.

  Note 3 — Acquisitions and Dispositions

        The Group acquired National Discount Brokers Group, Inc. (“NDB”) in two steps with control being achieved in November 2000. The total purchase price was approximately U.S. $1.0 billion. The acquisition was accounted for as a purchase, which resulted in the recording of goodwill of U.S. $616 million. In the period from the acquisition to December 31, 2001, goodwill was amortized on a straight-line basis based upon an estimated useful life of 15 years. In September 2001, Deutsche Bank sold NDB’s on-line brokerage business to Ameritrade Holding Corp., which reduced goodwill related to the NDB acquisition by U.S. $146 million. As a result of this transaction, the Group owned approximately 13 percent of Ameritrade Holding Corp. This share was reduced to approximately 9 percent as of December 31, 2002.

        During 2001, the Group committed to a plan to dispose of the commercial finance operation in North America and, therefore, the business was valued at the lower of carrying value or fair value less cost to sell, resulting in a € 80 million charge. During 2002, the

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  commercial and consumer finance businesses of Deutsche Financial Services were sold resulting in an additional net loss of € 236 million. The remaining assets of these businesses are currently in the process of being liquidated.

        In the second quarter of 2002, the Group purchased Zurich Scudder Investments, Inc., the Scudder asset management business. This transaction was treated as an exchange of the Group’s German insurance holding company Versicherungsholding der Deutschen Bank Aktiengesellschaft (Deutscher Herold) and a net cash payment of approximately € 1.7 billion for Scudder. The purchase resulted in goodwill of approximately € 1.0 billion and indefinite useful life intangible assets of € 1.1 billion. In addition, Deutsche Bank sold insurance subsidiaries domiciled in Spain, Italy, and Portugal. These transactions resulted in gains of € 494 million in Personal Banking and € 8 million in Asset Management.

        In April 2002 the Group acquired RoPro U.S. Holding, Inc., which is the holding company for the U.S. based real estate investment manager RREEF. The purchase price for this acquisition amounted to approximately U.S. $ 501 million. Goodwill amounted to U.S. $ 306 million.

        Following the agreement reached in 2001, in the third quarter of 2002 the Group merged its mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with the mortgage bank subsidiaries of Dresdner Bank and Commerzbank, to form the new EUROHYPO AG. This transaction resulted in a deconsolidation from the Group’s consolidated financial statements and the recognition of a net gain of € 418 million. After the merger, the Group’s share in the combined entity was 34.6%. Since the merger in August 2002, the Group has accounted for this investment under the equity method.

        The acquisitions and disposals which occurred in 2002 led to a net reduction of total assets of approximately € 93 billion, as compared to December 31, 2001.

  Note 4 — Trading Assets and Trading Liabilities

        The components of these accounts are as follows:

	December 31,

	2002	2001

	(€ in millions)
Trading assets:
Bonds and other fixed-income securities	€ 175,042	€ 150,698
Equity shares and other variable-yield securities	47,354	77,683
Positive market values from derivative financial instruments(1)	65,729	60,622
Other trading assets(2)	8,937	4,650

Total trading assets	€ 297,062	€ 293,653

Trading liabilities:
Bonds and other fixed-income securities	€ 51,124	€ 48,784
Equity shares and other variable-yield securities	17,987	18,346
Negative market values from derivative financial instruments(1)	62,101	54,199

Total trading liabilities	€ 131,212	€ 121,329

  (1) Derivatives under master netting agreements are shown net.

  (2) Includes loans held for sale.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 5 — Securities Available for Sale

        The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale follow:

	December 31,

	2002				2001				2000

	Gross				Gross				Gross
	Fair	Unrealized Holding		Amortized	Fair	Unrealized Holding		Amortized	Fair	Unrealized Holding		Amortized
	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost

	(€ in millions)
Debt securities:
German government	€ 396	€ 20	€ —	€ 376	€ 4,339	€ 66	€ (9)	€ 4,282	€ 634	€ 11	€ (5)	€ 628
U.S. Treasury and U.S. government agencies	168	—	—	168	192	—	—	192	172	—	(1)	173
U.S. local (municipal) governments	2	—	—	2	50	—	—	50	17	—	—	17
Other foreign governments	2,893	39	(18)	2,872	14,676	229	(210)	14,657	16,902	277	(227)	16,852
Corporates	6,400	231	(47)	6,216	22,116	643	(193)	21,666	37,200	1,360	(797)	36,637
Other asset-backed securities	2,977	—	—	2,977	3,189	12	(2)	3,179	4,252	35	(53)	4,270
Mortgage-backed securities, principally obligations of U.S. federal agencies	164	1	—	163	1,083	21	(1)	1,063	3,803	21	(51)	3,833
Other debt securities	652	1	(3)	654	1,857	55	(1)	1,803	200	17	—	183
Equity securities:
Equity shares	6,441	757	(596)	6,280	22,600	10,022	(750)	13,328	27,136	14,493	(607)	13,250
Investment certificates and mutual funds	1,499	10	(55)	1,544	1,507	48	(13)	1,472	1,769	128	(15)	1,656
Other	27	16	—	11	57	36	—	21	165	45	(6)	126

Total securities available for sale	€ 21,619	€ 1,075	€ (719)	€ 21,263	€ 71,666	€ 11,132	€ (1,179)	€ 61,713	€ 92,250	€ 16,387	€ (1,762)	€ 77,625

        At December 31, 2002, securities issued by DaimlerChrysler AG with a fair value of € 3.4 billion were the only securities of an individual issuer that exceeded 10% of the Group’s total shareholders’ equity.

        The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Debt securities-gross realized gains	€ 149	€ 405	€ 268
Debt securities-gross realized losses(1)	(235)	(256)	(363)
Equity securities-gross realized gains.	4,094	2,376	4,288
Equity securities-gross realized losses(2)	(485)	(1,009)	(523)

Total net gains on securities available for sale	€ 3,523	€ 1,516	€ 3,670

  (1) Includes € 156 million and € 27 million of write-downs for other-than-temporary impairment for the years ended December 31, 2002 and 2001, respectively.

  (2) Includes € 152 million and € 401 million of write-downs for other-than-temporary impairment for the years ended December 31, 2002 and 2001, respectively.

        On January 1, 2001, the Group transferred debt securities with a fair value of € 14.9 billion from trading assets to securities available for sale. There was no impact on earnings from this transfer which primarily involved securities issued by German and other foreign governments. Prior to 2001, these securities were risk managed together with derivatives which were classified as trading mainly due to contemporaneous hedge documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Beginning 2001, these securities are hedged in accordance with the Group’s management practices with derivatives that qualify for hedge accounting and were reclassified accordingly.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        In 2000, the Group transferred certain portfolios, consisting of mutual funds with an aggregate cost of € 170 million, from securities available for sale to trading assets. These available for sale securities were not subject to active risk management or included in market risk reporting. Management concluded that the market risk management on these securities would be enhanced by moving responsibility for them to the risk managers of the Group’s trading portfolio. The resulting gross gain on the transfer of € 337 million was recognized in net gains on securities available for sale for the year ended December 31, 2000.

        The following table shows the fair value, remaining maturities, approximate weighted- average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s securities available for sale at December 31, 2002:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(€ in millions)
German government	€ 3	6.61%	€ 91	3.65%	€ 252	4.09%	€ 50	4.46%	€ 396	4.06%
U.S. Treasury and U.S. government agencies	142	2.67%	3	4.92%	—		23	7.88%	168	3.43%
U.S. local (municipal) governments	2	5.00%	—		—		—		2	5.00%
Other foreign governments	1,929	3.23%	599	5.31%	216	4.55%	149	4.58%	2,893	3.83%
Corporates	2,020	4.52%	2,497	4.50%	1,032	5.52%	851	7.69%	6,400	5.11%
Other asset-backed securities	—		5	6.14%	—		2,972	5.75%	2,977	5.75%
Mortgage-backed securities, principally obligations of U.S. federal agencies	164	4.97%	—		—		—		164	4.97%
Other debt securities	525	2.08%	119	3.25%	8	1.96%	—		652	2.29%

Total fair value	€ 4,785		€ 3,314		€ 1,508		€ 4,045		€ 13,652

Total amortized cost	€ 4,657		€ 3,276		€ 1,444		€ 4,051		€ 13,428

Note 6 — Other Investments The following table summarizes the composition of other investments:
	December 31,

	2002	2001

	(€ in millions)
Equity method investments	€ 6,039	€ 5,344
Investments held by designated investment companies	230	274
Other equity interests	4,499	6,379

Total	€ 10,768	€ 11,997

  Equity Method Investments

        Investments over which the Group has significant influence, generally evidenced by a 20 to 50% ownership of the voting stock of a corporation or 3% or more of a limited partnership, are accounted for under the equity method of accounting. These investments totaled € 6.0 billion and € 5.3 billion at December 31, 2002 and 2001, respectively. The aggregate market value of the investments in actively traded listed companies amounted to € 269 million at December 31, 2002. These investments had an aggregated carrying value of

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  € 210 million. The Group’s pro-rata share of the investees’ income or loss determined on a U.S. GAAP basis was a loss of € 753 million and a loss of € 278 million for the years ended December 31, 2002 and 2001, respectively. In addition, amortization of goodwill of € 31 million for the year ended December 31, 2001, and write-offs for other-than-temporary impairments of € 305 million and € 113 million for the years ended December 31, 2002 and 2001, respectively, were included in net income (loss) from equity method investments.

        Related party loans to equity method investees amounted to € 3,485 million and € 1,348 million at December 31, 2002 and 2001, respectively. At December 31, 2002 loans totaling € 117 million to two equity method investees were on nonaccrual status. At December 31, 2001, loans totaling € 181 million to three equity method investees were on nonaccrual status.

        At December 31, 2002, the following investees represented 75% of the carrying value of equity method investments:

Investment	Ownership %

AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt am Main	26.89%
AMP Private Capital Portfolio No. 1 L.P., London	16.67%
Arrow Property Investments Limited, London	46.18%
AW-Beteiligungs GmbH, Ochsenfurt	37.88%
Cassa di Risparmio di Asti S.p.A., Asti	20.00%
DB 100 Unit Trust, Georgetown	27.71%
DBG Osteuropa-Holding GmbH, Frankfurt am Main	50.00%
DBG Vermögensverwaltungsgesellschaft mbH, Frankfurt am Main	45.00%
Deutsche European Partners IV, London	24.92%
Deutsche EuroShop AG, Eschborn/Ts	44.91%
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.64%
EUROHYPO AG, Frankfurt am Main	34.64%
Fondo Piramide Globale, Milan	34.03%
Gerling NCM Credit and Finance AG, Köln(1)	9.55%
Gerling-Konzern Versicherungs-Beteiligungs-AG, Köln	34.56%
IMLY B.V., Rotterdam	40.00%
K&N Kenanga Holdings Bhd, Kuala Lumpur	16.59%
Mannesmann GmbH & Co. Beteiligungs-KG, Eschborn/Ts	10.00%
MEFIS Beteiligungsgesellschaft mbH, Eschborn/Ts	43.00%
Orbis S.A., Warsaw	10.37%
Santorini Investments Limited Partnership, Edinburgh(2)	51.04%
The Kinetics Group, Inc., Santa Clara	33.60%
United Biscuits (Equity) Ltd., Georgetown	20.40%
  (1) 28.87% direct and indirect holdings.

  (2) The Group does not have control over this investee.

       The following two equity method investments are considered to be significant on an individual basis.

  Gerling-Konzern Versicherungs-Beteiligungs-AG

        For the years ended December 31, 2002, 2001 and 2000, the Group recognized € (706) million, € (125) million and € 57 million respectively, as the Group’s share of the net income (loss) from the Gerling-Konzern Versicherungs-Beteiligungs-AG. As the year 2002 financial statements are not yet available, the loss in 2002 includes the Group’s share of the anticipated IAS loss, adjusted for estimated U.S. GAAP-specific adjustments and loss contingencies.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table provides a summary of Gerling-Konzern Versicherungs-Beteiligungs- AG’s consolidated statement of income according to IAS:

	Year ended December 31,

	2001	2000

	(€ in millions)
Net earned premiums	€ 8,349	€ 7,630
Other income	2,358	2,815
Benefit and claim payments	(9,159)	(7,943)
Underwriting expenses	(2,030)	(1,921)
Other expenses	(403)	(386)

Net income (loss) before tax	(885)	195
Income tax expense (benefit)	(327)	27
Minority interests	(5)	1

Net income (loss)	€ (563)	€ 169

The following table provides a summary of Gerling-Konzern Versicherungs-Beteiligungs- AG’s consolidated balance sheet according to IAS:
December 31, 2001

(€ in millions)
ASSETS
Investments	€ 31,153
Other assets	13,226
Intangible assets	442

Total	€ 44,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Underwriting provisions	€ 37,203
Other liabilities	5,816
Subordinated capital	369
Equity	1,433

Total	€ 44,821

        In 2003, the following events have occurred with respect to Gerling-Konzern Versicherungs-Beteiligungs-AG:

    the sale of its reinsurance unit (Gerling-Konzern Globale Rückversicherungs-AG) to Globale Management GmbH (former name: Lago Achte GmbH) was not approved by the German Federal Financial Supervisory Authority (“BaFin”)

    its chief executive officer resigned

    its life insurance unit (Gerling-Konzern Lebensversicherungs-AG) and property and casualty unit (Gerling-Konzern Allgemeine Versicherungs-AG) were downgraded by Standard & Poor’s from “A-” to “BB+”

        The Group is assessing the impact of these events on the value of Gerling-Konzern Versicherungs-Beteiligungs-AG and on the Group’s investment.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  EUROHYPO AG

        The following table provides a summary of EUROHYPO AG’s consolidated statement of income according to German GAAP for the nine months ended September 30, 2002 and for the twelve months ended December 31, 2001. These are the only available financials due to the fact that the merger took place in August 2002 but was effective January 1, 2002 for German GAAP purposes. Under German GAAP, the merger was accounted for similar to a pooling of interests. The year 2001 figures below represent twelve months of pro forma information as if the merger occurred on January 1, 2001.

	Nine months ended Sep 30, 2002	Twelve months ended Dec 31, 2001

	(€ in millions)
Net interest and commission income	€ 857	€ 1,167
Administrative expenses	(326)	(457)
Net other operating income (expense)	(92)	(65)
Extraordinary items	(150)	(139)

Net income before tax	289	506
Income tax expense (benefit)	17	(11)

Net income	€ 272	€ 517

The following table provides a summary of EUROHYPO AG’s consolidated balance sheet according to German GAAP (2001 pro forma figures):
	Sep 30, 2002	Dec 31, 2001

	(€ in millions)
ASSETS
Claims on banks	€ 25,760	€ 31,553
Claims on customers	168,447	173,362
Bonds and other fixed-income securities	38,484	42,328
Other assets	2,910	3,621

Total	€ 235,601	€ 250,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities to banks	€ 30,820	€ 31,525
Liabilities to customers	42,139	43,575
Liabilities in certificate form	151,923	166,755
Provisions and other liabilities	6,332	5,121
Capital and reserves	4,387	3,888

Total	€ 235,601	€ 250,864

  Investments Held by Designated Investment Companies

        The underlying investment holdings of the Group’s designated investment companies are carried at fair value, and totaled € 230 million and € 274 million at December 31, 2002 and 2001, respectively. The Group’s designated investment companies, all of which are 100% owned, consist of Small Business Investment Companies (“SBICs”), and one designated investment company subsidiary in Germany.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Other Equity Interests

  Other equity interests totaling € 4.5 billion and € 6.4 billion at December 31, 2002 and 2001, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. These investments are generally accounted for at historical cost, net of write-offs for other- than-temporary impairments. The write-offs for other-than-temporary impairments of these investments amounted to € 423 million and € 968 million for the years ended December 31, 2002 and 2001, respectively.

  Note 7 — Loans

  The following table summarizes the composition of loans:

	December 31,

	2002	2001

	(€ in millions)
German:
Banks and insurance	€ 1,600	€ 7,444
Manufacturing	9,388	12,612
Households (excluding mortgages)	13,768	13,509
Households-mortgages	25,226	35,283
Public sector	1,750	20,752
Wholesale and retail trade	4,549	6,559
Commercial real estate activities	15,841	28,311
Lease financing	416	436
Other	15,898	22,878

Total German	€ 88,436	€ 147,784

Non-German:(1)
Banks and insurance	9,120	12,465
Manufacturing	13,157	19,490
Households (excluding mortgages)	6,937	7,873
Households-mortgages	7,276	6,503
Public sector	2,834	2,906
Wholesale and retail trade	9,918	9,200
Commercial real estate activities	2,519	7,306
Lease financing	3,905	3,263
Other	27,768	49,297

Total Non-German	€ 83,434	€ 118,303

Gross loans	171,870	266,087
Less: Unearned income	250	664
Less: Allowance for loan losses	4,317	5,585

Total loans, net	€ 167,303	€ 259,838

  (1) For 2001 certain exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

  The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2002.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. There were € 897 million and € 1.6 billion of related party loans (excluding loans to equity method investees) outstanding at December 31, 2002 and 2001, respectively.

  Impaired Loans

  This table sets forth information about the Group’s impaired loans:

	December 31,

	2002	2001	2000

	(€ in millions)
Total impaired loans(1)	€ 8,922	€ 10,797	€ 10,296
Allowance for impaired loans under SFAS 114(2)	3,144	3,720	4,577
Average balance of impaired loans during the year	9,710	10,363	7,399
Interest income recognized on impaired loans during the year	166	248	376
  (1) Included in these amounts are € 6.0 billion, € 8.2 billion and € 8.5 billion as of December 31, 2002, 2001 and 2000, respectively, that require an allowance. The remaining impaired loans do not require a specific allowance because either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceed the recorded investment.

  (2) The allowance for impaired loans under SFAS 114 is included in the Group’s allowance for loan losses.

        Note 8 — Allowances for Credit Losses

        The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

        The following table shows the activity in the Group’s allowance for loan losses:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Balance, beginning of year	€ 5,585	€ 6,745	€ 7,281
Provision for loan losses	2,091	1,024	478
Net charge-offs:
Charge-offs	(2,728)	(2,055)	(1,296)
Recoveries	112	67	75

Total net charge-offs	€ (2,616)	€ (1,988)	€ (1,221)

Allowance related to acquisitions/divestitures	(421)	(156)	44
Foreign currency translation	(322)	(40)	163

Balance, end of year	€ 4,317	€ 5,585	€ 6,745

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table shows the activity in the Group’s allowance for credit losses on lending-related commitments:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Balance, beginning of year	€ 496	€ 453	€ 569
Provision for credit losses	17	(30)	(33)
Net charge-offs	—	(22)	(34)
Allowance related to acquisitions/divestitures	(11)	(2)	5
Foreign currency translation	(17)	97	(54)

Balance, end of year	€ 485	€ 496	€ 453

        Note 9 — Asset Securitizations

        In the normal course of business, the Group accounts for transfers of financial assets in securitization transactions as sales when certain criteria are met, otherwise they are accounted for as secured borrowings. These financial assets are then sold by the securitization trusts to third parties primarily as debt instruments. The third party investors and the securitization trusts have no recourse to the Group’s other assets for failure of debtors to perform under the original terms of the underlying financial assets. The Group may retain interests in the assets created in the securitization trusts.

        For the years ended December 31, 2002, 2001 and 2000, the Group recognized € 91 million, € 168 million and € 48 million respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

        The following table summarizes certain cash flows received from and paid to securitization trusts during 2002, 2001 and 2000:

	Marine and Recreational Vehicle Loans			Residential and Commercial Mortgage Loans			Commercial Loans, Excluding Mortgages

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	(€ in millions)
Proceeds from new securitizations	€ —	€ 977	€ —	€ 5,843	€ 6,573	€ 6,200	€ 918	€ 938	€ 4,299
Proceeds from collections reinvested in new trust receivables	—	—	—	—	—	—	12,177	18,520	18,201
Servicing fees received	7	7	8	14	15	11	44	85	80
Cash flows received on retained interests	—	13	21	28	56	21	101	177	145
Other cash flows received from (paid to) securitization trusts	4	16	2	—	—	—	(42)	(16)	(102)

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        At December 31, 2002, the key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

	Marine and Recreational Vehicle Loans	Residential and Commercial Mortgage Loans(1)	Commercial Loans, Excluding Mortgages

	(€ in millions, except percentages)
Carrying amount/fair value of retained interests	€ 80	€ 520	€ 161
Prepayment speed (current assumed)	19.65%	19.20%	1.66%
Impact on fair value of 10% adverse change	(2)	(2)	(1)
Impact on fair value of 20% adverse change	(4)	(7)	(2)
Default rate (current assumed)	0.14%	1.02%	0.19%
Impact on fair value of 10% adverse change	(3)	(8)	(1)
Impact on fair value of 20% adverse change	(5)	(17)	(3)
Discount factor (current assumed)	9.47%	11.25%	8.19%
Impact on fair value of 10% adverse change	(3)	(12)	(5)
Impact on fair value of 20% adverse change	(5)	(23)	(11)
  (1) Excluded from the retained interest amounts for Residential and Commercial Mortgage Loans are Commercial Mortgage Interest Only Bonds in the amount of € 67 million. These are short duration assets priced within the base case using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

        These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might counteract the sensitivities.

        The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2002 were not significantly different from the current assumptions in the above table.

        The key assumptions used in measuring the initial retained interest resulting from securitizations completed in 2001 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2001. The assumptions used at December 31, 2001 were as follows:

	Marine and Recreational Vehicle Loans	Residential and Commercial Mortgage Loans	Commercial Loans, Excluding Mortgages

Prepayment speed	19.56%	12.00%	26.28%
Default rate	0.28%	2.71%	0.34%
Discount factor	9.76%	14.59%	10.85%

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2002 and 2001:

	Marine and Recreational Vehicle Loans		Residential and Commercial Mortgage Loans		Commercial Loans, Excluding Mortgages

	2002	2001	2002	2001	2002	2001

	(€ in millions)
Total principal amount of loans	€ 1,178	€ 2,033	€ 12,409	€ 14,929	€ 1,266	€ 7,483
Principal amount of loans 90 days or more past due	3	3	223	81	35	39
Net credit losses	16	14	24	19	3	25

        The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

        In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about certain entities when this Interpretation becomes fully effective on July 1, 2003. The following transitional disclosures are based on the Group’s preliminary assessment of the entities it is involved with as those entities are currently structured. The actual impact upon adoption may differ significantly.

        When this Interpretation becomes fully effective on July 1, 2003, it is reasonably possible that the Group will be required to consolidate or provide disclosures for certain types of entities as follows:

	Total Assets	Maximum Exposure to Loss

	December 31, 2002

	(€ in millions)
Commercial paper programs	€ 19,229	€ 23,765
Fixed-term mutual funds	13,719	13,719
Commercial real estate leasing vehicles and closed-end funds	8,181	5,246
Asset securitization and other	3,792	898

        For commercial paper programs, the Group acts as an administrative agent to facilitate the sale of loans, other receivables, or securities from various third parties to a commercial paper entity. The commercial paper entity then issues collateralized commercial paper to the market. The liabilities of the commercial paper entity are nonrecourse to the Group, so the Group’s maximum exposure of loss results primarily from any guarantees or liquidity facilities provided to the vehicle. For certain fixed-term mutual funds that the Group manages, the Group guarantees the value of mutual fund units that investors purchase. The Group’s maximum exposure of loss related to these mutual funds results primarily from these guarantees. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. The Group’s maximum exposure of loss results primarily from any subordinated financing or guarantees that are provided to these vehicles. For asset securitization and other vehicles, the Group may purchase or retain a subordinated interest in the assets being securitized. The liabilities of these vehicles are mainly nonrecourse to the Group, so the Group’s maximum exposure of loss results primarily from the risk associated with the Group’s purchased and retained interest in the vehicles.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 10 — Assets Pledged and Received as Collateral

        The carrying value of the Group’s assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group’s assets are as follows:

	December 31,

	2002	2001

	(€ in millions)
Interest-earning deposits with banks	€ —	€ 2,027
Trading assets	26,266	42,244
Securities available for sale	445	1,675
Loans	12,275	12,557
Premises and equipment	586	347

Total	€ 39,572	€ 58,850

        At December 31, 2002 and 2001, the Group has received collateral with a fair value of € 253 billion and
  € 218 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. € 154 billion and € 202 billion for the years ended December 31, 2002 and 2001, respectively, relates to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting in accordance with FIN 41.

  Note 11 — Premises and Equipment, Net

        An analysis of premises and equipment, including assets under capital leases, follows:

	December 31,

	2002	2001

	(€ in millions)
Land	€ 1,483	€ 1,655
Buildings	5,842	6,293
Leasehold improvements	1,510	1,513
Furniture and equipment	3,270	3,772
Purchased software	502	737
Self-developed software	796	998
Construction-in-progress	346	237

Total	€ 13,749	€ 15,205
Less: Accumulated depreciation	4,866	5,399

Premises and equipment, net(1)	€ 8,883	€ 9,806

  (1) Amounts at December 31, 2002 and 2001 include € 2.4 billion and € 2.5 billion, respectively, of net book value of premises and equipment held for investment purposes.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs required under the Group’s capital leases at December 31, 2002, were as follows (€ in millions):

2003	€ 153
2004	152
2005	147
2006	176
2007	148
2008 and later	1,461

Total future minimum lease payments	€ 2,237
Less: Amount representing interest	754

Present value of minimum lease payments	€ 1,483

        At December 31, 2002, the total minimum sublease rentals to be received in the future under subleases are € 723 million. Contingent rental income incurred during the year ended December 31, 2002, was € 2 million.

        The future minimum lease payments, excluding executory costs, required under the Group’s operating leases at December 31, 2002, were as follows (€ in millions):

2003	€ 414
2004	371
2005	288
2006	246
2007	221
2008 and later	946

Total future minimum lease payments	€ 2,486
Less: Minimum sublease rentals	221

Net minimum lease payments	€ 2,265

The following shows the net rental expense for all operating leases:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Gross rental expense	€ 869	€ 970	€ 905
Less: Sublease rental income	97	79	121

Net rental expense	€ 772	€ 891	€ 784

  Note 12 — Goodwill and Other Intangible Assets, Net

        As discussed in Notes 1 and 2, effective January 1, 2002, the Group adopted SFAS 142. SFAS 142 requires that goodwill and certain intangible assets with an indefinite useful life no longer be amortized but instead be reviewed for impairment upon adoption of SFAS 142 and at least annually thereafter. Other intangible assets continue to be amortized over their useful lives. Under SFAS 142, goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. There was no impairment charge resulting from the adoption of SFAS 142. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment of the goodwill related to the remaining unit.

  Other Intangible Assets

        An analysis of acquired other intangible assets follows:

	December 31,

	2002			2001

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(€ in millions)
Amortized intangible assets:
Customer contracts	€ 98	€ 20	€ 78	€ 27	€ 16	€ 11
Investment management agreements	70	9	61	38	4	34
Other customer-related	57	14	43	—	—	—
Other	31	13	18	28	12	16

Total	€ 256	€ 56	€ 200	€ 93	€ 32	€ 61

Unamortized intangible assets:
Retail investment management agreements and other			1,111			—

Loan servicing rights(1)			100			145

Total other intangible assets.			€ 1,411			€ 206

  (1) Loan servicing rights are carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the estimated period of net servicing revenue.

  For the year ended December 31, 2002 the aggregate amortization expense for other intangible assets was € 26 million. The estimated aggregate amortization expense for each of the succeeding five fiscal years are as follows (€ in millions):

2003	€ 31
2004	€ 24
2005	€ 20
2006	€ 19
2007	€ 18

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        For the year ended December 31, 2002, the Group acquired the following other intangible assets (€ in millions):

	Additions in current year	Weighted- Average Amortization Period

Amortized intangible assets:
Customer contracts	€ 75	15 years
Investment management agreements	34	11 years
Other customer-related	58	9 years
Other	19	5 years

Total	€ 186	12 years

Unamortized intangible assets:
Retail investment management agreements and other	€ 1,111	Indefinite

Total other intangible assets	€ 1,297

        There was no residual value estimated for the other intangible assets acquired during the year ended December 31, 2002.

        For the year ended December 31, 2002, the net carrying amount of other intangibles increased by € 1,205 million, mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,161 million and € 82 million, respectively.

  Goodwill

        All goodwill has been allocated to reporting units. The changes in the carrying amount of goodwill by segment for the year ended December 31, 2002 are as follows (€ in millions):

	Corporate Banking & Securities	Global Transaction Banking	Personal Banking	Private Banking	Asset Management	Corporate Investments	Total

Balance as of January 1, 2002	€ 4,969	€ 725	€ 177	€ 323	€ 1,291	€ 1,256	€ 8,741
Purchase accounting adjustments.	(6)	—	(3)	—	(27)	—	(36)
Goodwill acquired during the year	34	8	15	—	1,460	44	1,561
Impairment losses	—	—	—	—	—	(62)	(62)
Goodwill related to dispositions	(13)	—	(13)	—	—	(525)	(551)
Effects from exchange rate fluctuations	(723)	(98)	—	(47)	(316)	(97)	(1,281)

Balance as of December 31, 2002.	€ 4,261	€ 635	€ 176	€ 276	€ 2,408	€ 616	€ 8,372

        The additions to goodwill of € 1,561 million are mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,024 million and € 344 million, respectively.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Goodwill and Other Intangible Assets — Adoption of SFAS 142

        Prior to the adoption of SFAS 142, the Group amortized goodwill on a straight-line basis over a period not exceeding fifteen years. The 2001 and 2000 results on a historical basis do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 in prior years, the historical net income and basic and diluted net income per common share would have been as follows:

	Year ended December 31,

	2002	2001	2000

	(€ in millions, except earnings per share)
Net Income:
Reported net income	€ 397	€ 167	€ 13,513
Add back: goodwill amortization net of negative goodwill	—	784	769
Add back: equity method goodwill amortization	—	18	15
Add back: other intangible assets amortization	—	7	—

Adjusted net income	€ 397	€ 976	€ 14,297

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	€ 0.58	€ 0.60	€ 22.00
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—
Reported net income	0.64	0.27	22.00
Add back: goodwill amortization net of negative goodwill	—	1.26	1.25
Add back: equity method goodwill amortization	—	0.03	0.02
Add back: other intangible assets amortization	—	0.01	—

Adjusted net income	€ 0.64	€ 1.57	€ 23.27

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	€ 0.57	€ 0.60	€ 21.72
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—
Reported net income	0.63	0.27	21.72
Add back: goodwill amortization net of negative goodwill	—	1.26	1.24
Add back: equity method goodwill amortization	—	0.03	0.02
Add back: other intangible assets amortization	—	0.01	—

Adjusted net income	€ 0.63	€ 1.57	€ 22.98

  Note 13 — Assets Held for Sale

        During 2002, the Group decided to sell certain businesses in the Global Transaction Banking, Asset Management and Corporate Investment segments. The net assets for these businesses, most of which are reported as other investments, were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 217 million for the year ended December 31, 2002.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 14 — Other Short-term Borrowings

        Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Commercial paper generally mature within 90 days. Components of other short- term borrowings include:

	December 31,

	2002	2001

	(€ in millions)
Commercial paper	€ 4,320	€ 14,251
Other	7,253	6,221

Total	€ 11,573	€ 20,472

  Note 15 — Long-term Debt

        The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

        Fixed rate debt outstanding at December 31, 2002 matures at various dates through 2050 and carries contractual interest rates ranging from 0.04% to 16.00%. The weighted- average interest rates on fixed rate debt at December 31, 2002 and 2001 were 4.68% and 5.12%, respectively. Floating rate debt outstanding, with contractually determined interest rates ranging from 0.02% to 13.00% at December 31, 2002, matures at various dates through 2050. The weighted-average contractual interest rates on floating rate debt at December 31, 2002 and 2001 were 3.01% and 3.84%, respectively.

        The following table is a summary of the Group’s long-term debt:

By remaining maturities	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due after 2007	December 31, 2002 Total	December 31, 2001 Total

	(€ in millions)
Senior debt:
Mortgage bonds:(1)
Fixed rate	€ —	€ —	€ —	€ —	€ —	€ —	€ —	€ 48,501
Floating rate	—	—	—	—	—	—	—	8,215
Other bonds and notes:
Fixed rate	5,940	7,085	4,669	5,688	2,706	26,525	52,613	59,773
Floating rate	6,374	7,548	5,715	7,422	2,741	12,246	42,046	39,167
Subordinated debt:
Bonds and notes:(2)
Fixed rate	2,198	62	210	1,248	532	2,940	7,190	8,885
Floating rate	258	268	88	20	368	1,204	2,206	2,367

Total	€ 14,770	€ 14,963	€ 10,682	€ 14,378	€ 6,347	€ 42,915	€ 104,055	€ 166,908

  (1) Includes bonds known as “Pfandbriefe” which are issued by German mortgage banks. Decrease to zero in 2002 due to deconsolidation of mortgage bank subsidiaries.

  (2) Includes DM 1.2 billion and DM 1.4 billion in nominal amounts of bearer participatory certificates which matured on December 31, 2002 and mature on December 31, 2003, respectively. These certificates carry an annual dividend rate of 9% and 8.75%, respectively, and will be redeemed, subject to the stipulations on loss participation on June 30, 2003 and June 30, 2004, respectively. These dividends have priority over the rights of shareholders to share in the Group profits. During 2001, DM 75 million was extinguished from the second tranche.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

December 31,

	2002(1)	2001(1)

Senior debt:
Mortgage bonds:(2)
Fixed rate	N/A	0.01%–8.45%
Floating rate(3)	N/A	3.03%–5.89%
Other bonds and notes:
Fixed rate	0.04%–16.00%	0.02%–16.00%
Floating rate	0.02%–13.00%	0.08%–11.64%
Subordinated debt:
Bonds and notes:
Fixed rate	1.71%–10.50%	0.88%–18.00%
Floating rate	0.27%–8.00%	0.70%–8.00%
  N/A- Not applicable

  (1) The Group issues senior and subordinated long-term debt denominated in various currencies. Interest rates on Japanese Yen denominated debt represent the lower end of the range while interest rates on South African Rand denominated debt represent the higher end of the range.

  (2) Decrease to zero in 2002 due to deconsolidation of mortgage bank subsidiaries.

  (3) Excludes approximately € 1.4 billion in 2001 which relates to unusually-priced structured transactions with floating interest rates ranging from 1.79% to 11.23%.

        The weighted-average effective interest rates for total long-term debt were 3.95% and 4.73% at December 31, 2002 and December 31, 2001, respectively.

        The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

        The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2002 and 2001 were insignificant.

  Note 16 — Trust Preferred Securities

        The Group formed fourteen statutory business trusts, of which the Group owns all of the common securities and which it consolidates into the Group’s financial statements. These trusts have no independent assets or operations, and exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures or noncumulative preferred securities, respectively, within the Group.

        The Group’s trust preferred securities at December 31, 2002 and 2001 totaled € 3.1 billion and € 4.1 billion, respectively, comprised of € 1.0 billion and € 1.5 billion cumulative trust preferred securities (net of deferred issuance costs and unamortized discount), respectively, and € 2.1 billion and € 2.6 billion noncumulative trust preferred securities, respectively.

  Cumulative Trust Preferred Securities

        The junior subordinated debentures, which are the sole assets of the trusts, are unsecured obligations of the Group, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Group. The principal amount of subordinated debentures held by each

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  trust equals the aggregate liquidation amount of its trust securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust securities. The debentures are redeemable prior to the stated maturity at the option of the Group during the redemption periods described below.

        The cumulative trust preferred securities are eligible for inclusion in the Group’s supplementary capital.

        A summary of the cumulative trust preferred securities issued and outstanding follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at December 31, 2002	Aggregate Liquidation Amount of Trust Preferred Securities at December 31, 2001	Per Annum Interest Rate of Debentures and Trust Preferred Securities	Interest Payment Dates	Stated Maturity of Debentures and Trust Preferred Securities	Earlier Maturity Date(1)	Redemption Period of Debentures on or after

	(€ in millions)
BT Institutional Capital Trust A	€ 264	€ 312	8.09%	6/1, 12/1	12/1/26	—	12/1/06
BT Institutional Capital Trust B.	152	180	7.75%	6/1, 12/1	12/1/26	—	12/1/06
BT Capital Trust B	197	233	7.90%	1/15, 7/15	1/15/27	1/15/17	1/15/07
BT Preferred Capital Trust I(2)	—	283	8.13%	3/31, 6/30 9/30, 12/31	2/1/37	2/1/02	2/1/02
BT Preferred Capital Trust II(3).	189	230	7.88%	2/25, 8/25	2/25/27	2/25/12	2/25/07
BTC Capital Trust I	200	236	3 month LIBOR plus 0.75%	3/30, 6/30 9/30, 12/30	12/30/26	—	12/30/06

Total(4)	€ 1,002	€ 1,474

  (1) The maturity dates may be shortened under certain circumstances.

  (2) Outstanding shares were redeemed at par on February 28, 2002.

  (3) During 2002, the Group repurchased approximately € 6 million BT Preferred Capital Trust II securities.

  (4) Excludes deferred issuance costs and unamortized discount of € 7 million and € 13 million at December 31, 2002 and 2001, respectively.

  Noncumulative Trust Preferred Securities

        The noncumulative preferred securities, which are the sole assets of the trusts, evidence preferred ownership interest in limited liability companies which are wholly-owned subsidiaries of the Group. The limited liability companies invest the proceeds from the noncumulative preferred securities in subordinated notes issued by the Group. Interest on the subordinated notes will be paid to the limited liability companies on the dates described in the table below. Amounts available to the trusts for distribution to the holders/creditors of the noncumulative trust preferred securities (or loans, as the case may be) will be limited to distributions received by the trusts from the limited liability companies with respect to the noncumulative preferred securities. The terms of the noncumulative trust preferred securities are substantially identical to the terms of the noncumulative preferred securities and do not have any scheduled maturity date. Capital payments on the trust preferred securities are discretionary and noncumulative and are expected to be paid out of capital payments received by the trusts. Upon redemption of the noncumulative preferred securities, the trust must redeem a corresponding number of the trust preferred securities. The noncumulative preferred securities are redeemable at the option of the Group after expiry of individual remaining periods between 2 and 27 years.

        The noncumulative trust preferred securities are eligible for inclusion in the Group’s core capital.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        A summary of the noncumulative trust preferred securities issued and outstanding follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at December 31, 2002	Aggregate Liquidation Amount of Trust Preferred Securities at December 31, 2001	Per Annum Interest Rate of Notes	Interest Payment Dates

	(€ in millions)
Deutsche Bank Capital Funding Trust I(1)	€ 451	€ 760	7.87%	6/30, 12/30
Deutsche Bank Capital Funding Trust II	211	249	7.75%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Funding Trust III	500	500	6.60%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust I	305	361	3 month LIBOR + 1.70%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust II	155	172	5.20%	6/30, 12/30
Deutsche Bank Capital Trust III.	114	134	3 month LIBOR + 1.90%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust IV.	156	184	3 month LIBOR + 1.80%	3/30, 6/30, 9/30, 12/30
Deutsche Bank Capital Trust V	216	255	3 month LIBOR + 1.80%	3/30, 6/30, 9/30, 12/30

Total	€ 2,108	€ 2,615

  (1) Includes basis adjustments on qualified hedges of € 44.0 million and € 22.1 million as of December 31, 2002 and 2001, respectively. Aggregate liquidation amount as of December 31, 2002 is net of amount repurchased in the open market.

        The noncumulative preferred securities, subordinated notes and related income effects are eliminated in the consolidated financial statements.

  Note 17 — Obligation to Purchase Common Shares

        The Group has entered into forward purchases and sold put options of Deutsche Bank shares as part of a share buy-back program. As of December 31, 2002, the put options were exercised and the shares have been acquired. In total, 900,000 shares were acquired via exercised put options and 4,251,000 shares are underlying the forward purchases. The cash redemption amounts of the forwards are reported as obligation to purchase common shares and result in a reduction of shareholders’ equity with an equal amount reported under liabilities.

  Note 18 — Common Shares and Share-Based Compensation Plans

        Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. The Group’s shares have a nominal value of € 2.56.

        Common share activity was as follows:

	Year ended December 31,

	2002	2001	2000

	(number of shares)
Common shares outstanding, beginning of year	614,475,625	614,600,765	613,058,750
Shares issued under employee benefit plans	285,800	5,054,400	2,171,526
Shares purchased for treasury	(440,351,020)	(447,045,982)	(436,326,857)
Shares sold or distributed from treasury	444,869,642	441,866,442	435,697,346
Shares purchased under share buy-back program.	(33,833,093)	—	—

Common shares outstanding, end of year	585,446,954	614,475,625	614,600,765

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. All such transactions were recorded in shareholders’ equity and no revenue was recorded in connection with these activities.

  Authorized and Conditional Capital

        Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2002, Deutsche Bank had authorized but unissued capital of € 685,822,970 which may be issued at various dates through April 30, 2007 as follows:

Authorized Capital	Authorized Capital excluding Shareholders’ Pre-Emptive Rights	Expiration Date

€ 127,822,970(1)	—	April 30, 2003
€ 300,000,000	—	April 30, 2004
—	€ 30,000,000	May 31, 2005
€ 128,000,000(1)	—	April 30, 2006
€ 100,000,000	—	April 30, 2007
  (1) Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.

        Deutsche Bank also has conditional capital of € 231,614,835. Conditional capital includes various instruments that may potentially be converted into common shares. At December 31, 2002, € 80,000,000 of conditional capital is available for participatory certificates with warrants and/or convertible participatory certificates, bonds with warrants, and convertible bonds which may be issued in one or more issuances on or before April 30, 2004. In addition, € 64,000,000 is related to option rights issued until May 20, 2005 under the DB Global Partnership Plan, € 51,200,000 is related to option rights issued until May 10, 2003 under the DB Global Partnership Plan and € 35,719,539 is related to the option rights issued under the DB Global Share Plan and the db Share Plan. € 695,296 are available for the Global Equity Plan. These plans are described below.

  Share-Based Compensation

        The Group applies the provisions of APB 25 for its share-based compensation plans. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note 1 for a discussion on the Group’s accounting for share-based compensation.

        In accordance with the requirements of SFAS 123 “Accounting for Stock-Based Compensation,” the pro forma disclosures relating to net income and earnings per share are provided on page F-16.

        The Group’s significant share-based compensation plans are described in more detail below.

  Share-Based Compensation Plans Currently Used For Granting New Awards

  DB Global Partnership

        Deferred Share Awards

        DB Equity Units (“DB Equity Units”) are deferred share awards, each of which entitles the holder to one of the Group’s shares approximately four years from the date of the grant, subject to certain exceptions. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Compensation expense for the DB Equity Units is recognized in the performance year as they relate to annual bonuses earned as part of compensation. Compensation expense is based on the quoted market price of a common share on the grant date of the award.

        Deutsche Bank grants an exceptional award to a selected group of employees as a retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of an approximate four-year vesting period. Compensation expense for the exceptional award is recognized over the vesting period.

        Options

        Performance options (“Performance Options”) are rights to purchase the Group’s shares. The reference price is set at the higher of the fair market value of the Group’s shares on the date of grant or an average of the fair market value of the Group’s shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant. Performance Options are granted with an exercise price equal to 120% of the reference price.

        Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options will become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group’s shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options will become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

        No compensation expense was recognized for the years ended December 31, 2002 and 2001 because the exercise price of the Performance Options exceeded the market price of the underlying shares on the date of grant.

        Appreciation Rights

        Partnership Appreciation Rights (“PARs”) are rights to receive a cash award in an amount equal to 20% of the reference price described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

        No compensation expense was recognized for the years ended December 31, 2002 and 2001 as the PARs represent a right to a cash award that is only exercisable in conjunction with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above.

  DB Global Share Plan

        Common Shares Purchased at a Discount

        In 2002, eligible employees could purchase up to 20 shares of the Group’s common shares. Eligible retirees could purchase up to 10 shares of the Group’s common shares. Only German employees and retirees were eligible to purchase these shares at a discount in 2002. In 2001, eligible employees could purchase up to 60 shares at a discount. Retirees in certain geographic regions were eligible to participate in the plan and were eligible to purchase up to 25 shares of the Group’s common shares at a discount. The discount was linked to the Group’s previous year’s earnings. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognizes as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Options

        In 2002, employee participants received five options to purchase one share for each share purchased. In 2001, employee participants received an option to purchase one share for each share purchased. Options issued in connection with the purchase of shares vest two years after the date of grant and expire after six years. Following the vesting period, options may be exercised at a strike price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group’s shares on the date of grant or an average of the fair market value of the Group’s shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

        Generally, a participant must have been working for the Group for at least one year and have an active employment contract in order to participate. Rights are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to fulfillment of the vesting period may still exercise their rights during the exercise period.

        There is no compensation expense recorded for the option grants under the DB Global Share Plan because the exercise price exceeds the market price of the underlying shares on the date of grant.

  DB Share Scheme

        Under the DB Share Scheme, the Group may grant various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. The expense related to a portion of the shares awarded under the plan is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder of the shares awarded for retention purposes are expensed over the vesting period, which is generally three years. Compensation expense is based on the quoted market price of a common share at the grant date of the awards.

  Restricted Equity Units

        Under the Restricted Equity Units Plan, the Group may grant various employees deferred share awards for retention purposes which provide the right to receive common shares of the Group at a specified future date. The expense related to restricted equity units awarded is recognized over the vesting period, which is generally four to five years. Compensation expense is based on the quoted market price of a common share at the grant date of the awards.

  Share-Based Compensation Plans No Longer Used for Granting New Awards

  Global Equity Plan

        During 1998, 1999, and 2000, certain key employees of the Group participated in the Global Equity Plan (“GEP”) and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Board of Managing Directors gave approval to buy out the remaining participants in the Global Equity Plan at a fixed discount per underlying share. For purposes of the buy-out, the Group set the reference price at € 73.72 and employees could accept the offer during a specified period in 2001. As of December 31, 2001, 2,775 participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001.

        As of December 31, 2002, convertible bonds outstanding for the remaining participants may be converted into approximately 271,600 common shares after the annual shareholders’ meeting in June 2003 if specific performance criteria are met. Bonds not converted will be redeemed at maturity at their nominal value.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Compensation expense is recorded using variable plan accounting over the vesting period for remaining participants in the GEP based upon an estimated discount for the applicable three-year performance period and the current price of the Group’s common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the conversion date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination.

  Stock Appreciation Rights Plans

        The Group has stock appreciation rights plans (“SARs”) which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group’s shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

        Compensation expense on SARs, calculated as the excess of the current market price of the Group’s common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods.

  DB Share Plan

        Common Shares Purchased at a Discount

        Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group’s common shares at a discount under the db Share Plan. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant. The terms and conditions of the prior db Share Plan are substantially similar to those of the DB Global Share Plan except for the determination of the option strike price as discussed below.

        Options

        In addition, employee participants received options to purchase up to 60 shares, depending on the number of shares purchased. Options issued in connection with the purchase of shares vest over a period of approximately three years beginning on the date of grant. Following the vesting period, options may be exercised if specific performance criteria are met. If the performance criteria are met, the options are exercisable during a fifteen-day exercise period beginning on the sixth trading day following the respective annual shareholders’ meeting. The exercise price is based on the average quoted price of a common share on the Frankfurt Stock Exchange (XETRA) on the five trading days before the exercise period starts. A discount is applied to the exercise price at an amount that depends on the Group’s performance criteria. The maximum discount the participant is eligible to receive is 66.67%.

        Compensation expense for the db Share Plan is recorded using variable plan accounting over the vesting period based upon an estimated exercise price for the applicable three-year period and the current market price of the Group’s common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the exercise date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Other

        The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

  Compensation Expense

        The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
DB Global Partnership(1)	€ 4	€ 19	€ —
DB Global Share Plan	3	4	—
DB Share Scheme/Restricted Equity Units	469	726	890
Global Equity Plan	(6)	302	236
Stock Appreciation Rights Plans(2)	35	93	54
db Share Plan	(45)	53	126

Total	€ 460	€ 1,197	€ 1,306

  (1) Compensation expense for the years ended December 31, 2002 and 2001 included € 3.9 million and € 19 million, respectively, related to DB Equity Units granted in February 2003 and February 2002, respectively.

  (2) For the years ended December 31, 2002 and 2001, net losses of € 226 million and € 27 million, respectively, from nontrading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

        The following is a summary of the Group’s current share-based compensation plans for the years ended December 31, 2002 and 2001 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership			DB Global Share Plan

	DB Equity Units(1)	Performance Options(2)	Weighted- average exercise price	Shares	Options(3)	Weighted- average exercise price

Balance at December 31, 2000	—	—	—	—	—	—
Granted	—	—	—	—	176	€ 87.66
Issued	—	—	—	237	—	—
Forfeited	—	—	—	—	(1)	€ 87.66

Balance at December 31, 2001	—	—	—	N/A	175	€ 87.66
Granted	451	12,156	€ 89.96	—	2,082	€ 55.39
Issued	—	—	—	471	—	—
Forfeited	(43)	(392)	€ 89.96	—	(22)	€ 57.99

Balance at December 31, 2002	408	11,764	€ 89.96	N/A	2,235	€ 57.90

Weighted-average remaining contractual life at:
December 31, 2002		5 years			5 years 9 months

  N/A - Not applicable. Participant is fully vested for shares purchased under the DB Global Share Plan.

  (1) The weighted-average grant-date fair value per share of deferred share awards granted in 2002 was € 74.96.

  (2) The weighted-average grant-date fair value per option granted during 2002 was € 21.24.

  (3) The weighted-average grant-date fair value per option granted during 2002 and 2001 was € 12.35 and € 22.76, respectively.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        There were no options exercisable under the DB Global Partnership Plan or the DB Global Share Plan at December 31, 2002 or 2001.

        In addition, approximately 97,000 DB Equity Units were granted in February 2003 related to the 2002 performance year and included in compensation expense for the year ended December 31, 2002. Approximately 24,000 DB Equity Units were granted as a retention incentive in February 2003.

        Approximately 15 million Performance Options and PARs were granted in February 2003 related to the 2002 performance year.

        The following is a summary of the DB Share Scheme (including Restricted Equity Units) for the years ended December 31, 2002, 2001 and 2000 (amounts in thousands of shares) broken into two categories in accordance with the Group’s expensing policy. Bonus awards are expensed in the performance year based on the quoted market price of a share at the grant date, and are generally granted in the following year. Retention awards are contingent upon continued service. The compensation expense related to retention awards is based on the quoted market price of a share at the grant date of the award and will be recognized over the vesting period. Retention awards are also granted to newly recruited employees to replace awards forfeited from a previous employer.

	Bonus Awards(1)	Retention Awards(2)	Total

Balance at December 31, 1999	1,327	3,540	4,867
Granted	4,898	5,264	10,162
Issued	(2,526)	(1,717)	(4,243)
Forfeited	(274)	(200)	(474)

Balance at December 31, 2000	3,425	6,887	10,312
Granted	6,607	9,495	16,102
Issued	(4,012)	(2,902)	(6,914)
Forfeited	(297)	(176)	(473)

Balance at December 31, 2001	5,723	13,304	19,027
Granted	6,386	12,148	18,534
Issued	(5,603)	(4,243)	(9,846)
Forfeited	(417)	(1,610)	(2,027)

Balance at December 31, 2002	6,089	19,599	25,688

  (1) The weighted-average grant-date fair values per share of deferred share awards granted during 2002, 2001 and 2000 were € 74.96, € 97.96 and € 82.29, respectively

  (2) The weighted-average grant-date fair values per share of deferred share awards granted during 2002, 2001 and 2000 were € 72.56, € 66.66 and € 88.88, respectively. For the outstanding balance at year-end 2002 the weighted-average grant-date fair value per share was € 70.28 and approximately € 400 million were expensed by year-end 2002.

        In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2003:

        (a) Approximately 1 million DB Share Scheme awards with a fair value of € 39.61 in relation to the 2002 performance year as bonus awards, which were expensed entirely in 2002.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        (b) Approximately 24 million restricted equity units as retention awards. Each equity unit provides the right to receive a common share of the Group’s stock subject to certain vesting criteria through August 2007, and will be expensed over the vesting period. These awards are granted in anticipation of ongoing contribution to the Group and, in most cases, award recipients forfeit their rights to receive shares if they leave the Group before the end of the vesting period. The quoted market price of a share at the grant date of the 2003 awards was € 39.61.

        The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2002, 2001 and 2000 (amounts in thousands of equivalent shares).

	Global Equity Plan	Stock Appreciation Rights Plans	db Share Plan

	Convertible Bonds(1)	SARs(2)	Shares	Options(3)

Balance at December 31, 1999	10,977	—	—	1,633
Purchased	6,968	—	2,172	—
Granted	—	6,674	—	1,889
Forfeited	(549)	(166)	—	(34)

Balance at December 31, 2000	17,396	6,508	N/A	3,488
Granted - original	—	16,510	—	—
Exchanged	—	(16,223)	—	—
Granted-new	—	10,328	—	—
Convertible bonds converted	(5,054)	—	—	—
Convertible bonds redeemed	(11,086)	—	—	—
Forfeited	(649)	(195)	—	(12)

Balance at December 31, 2001	607	16,928	N/A	3,476
Granted	—	3	—	—
Issued	—	(30)	—	(1,453)
Convertible bonds converted	(286)	—	—	—
Forfeited	(49)	(555)	—	(170)

Balance at December 31, 2002	272	16,346	—	1,853

Weighted-average remaining contractual life at:
December 31, 2002	5 months			5 months

  N/A - Not applicable. Participant is fully vested for shares purchased under the db Share Plan.

  (1) Convertible bonds are included in long-term debt on the Consolidated Balance Sheet. Amounts presented in table above are presented in thousands of equivalent shares.

  (2) SARs are granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67.

  (3) The options outstanding as of December 31, 2002 will expire in one tranche after the shareholder meeting in 2003. The weighted-average grant-date fair value per option granted during 2000 was € 63.47.

        There were no options exercisable under the db Share Plan at December 31, 2002, 2001 or 2000.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  SFAS 123 Pro Forma Information

        See Note 1 for the pro forma information regarding net income and earnings per share as required by SFAS 123. The pro forma information was determined for the years ended December 31, 2002, 2001 and 2000, as if the Group had accounted for its employee share options under the fair value method of SFAS 123. The expense for the deferred share awards is the same under APB 25 and SFAS 123.

        For purposes of pro forma disclosure, the estimated fair value of the options is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder is amortized to expense over the option’s vesting period.

        In 2002 and 2001, the fair value of share options was estimated on the date of grant primarily using a Black-Scholes option pricing model. The fair value of share options granted in 2000 was estimated on the date of grant using a forward valuation model. The weighted- average fair value per option and related assumptions were:

December 31,

	2002	2001	2000

Weighted-average fair value per option	€ 12.03	€ 21.29	€ 63.06
Estimated discount	(a)	(a)	66.67%
Risk free interest rate	3.45%	5.03%	4.99%
Expected lives (in years)	4.4	4.5	2.78
Dividend yield	3.22%	1.55%	1.59%
Volatility	43.2%	32.57%	—
  (a) Not applicable. Options granted in 2000 were based on a discount.

  Note 19 — Asset Restrictions and Dividends

        Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

        The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions’ liabilities resulting from certain deposits, and the issuance of bonds and money market instruments. Liabilities to European Monetary Union national central banks and to other European Monetary Union Banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

        Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves are comprised primarily of deposits outstanding and were € 450 million and € 507 million at December 31, 2002 and 2001, respectively.

        Under Deutsche Bank’s Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to the statutory reserves

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so.

        Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

  Note 20 — Regulatory Capital

        The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (“BIS”) and by European Council directives, as implemented by the German Federal Financial Supervisory Authority ((Bundesanstalt für Finanzdienstleistungsaufsicht “BaFin”), which has assumed this responsibility from the former German Banking Supervisory Authority) in consultation with the Deutsche Bundesbank. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios using U.S. GAAP amounts. Prior to December 31, 2001 the Group used International Accounting Standards (“IAS”) for disclosure to the Group’s regulators.

        The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank’s regulatory capital with its counterparty risks and market risks (which the Group refers to collectively as the “risk position”). Counterparty risk is measured by asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group’s market risk component is a multiple of its value-at-risk figure, which may be calculated for regulatory purposes based on the Group’s internal models. These models were approved by the BaFin for use in determining the Group’s market risk equivalent component of its risk position. A bank’s regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital and retained earnings less certain intangibles (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position, and the minimum BIS core (Tier I) capital ratio is 4% of the risk position. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital.

        The effect of the German Tax Reform Legislation on available for sale securities is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on available for sale securities are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 3.0 billion as of December 31, 2002. For the purpose of calculating the regulatory capital, gross unrealized gains on available for sale securities are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (2.9) billion) and the release of deferred tax provisions (€ 3.0 billion) included in retained earnings.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

        The following table sets forth the Group’s total capital and capital adequacy ratios (as a percentage of the risk position) based on BIS guidelines:

	December 31,

	2002	2001(1)

	(€ in millions, except percentages)
BIS total capital	€ 29,862	€ 37,058
BIS core capital	22,742	24,803
BIS risk position(1)	237,479	305,079
BIS capital ratio (Tier I + II + III)	12.6%	12.1%
BIS core capital ratio (Tier I)	9.6%	8.1%
  (1) Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 6.2 billion as of December 31, 2002, and € 8.0 billion as of December 31, 2001.

  Capital According to BIS

        Capital in accordance with BIS is shown in the table below. With a capital ratio of 12.6% at December 31, 2002, Deutsche Bank is well above the minimum ratio of 8% required by BIS.

        The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2002 (in € millions):

Core capital		Supplementary capital

Common shares	€ 1,592	Unrealized gains on listed securities (45% eligible)	€ 138
Additional paid-in capital	11,199	Other inherent loss allowance	687
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, stock awards	20,089	Cumulative preferred securities	995
Minority interests	401	Subordinated liabilities, if eligible according to BIS	5,300
Noncumulative trust preferred securities	2,287
Other (equity contributed by silent partners)	686
Items deducted (principally goodwill and tax effect of available for sale securities)	(13,512)

Total Core Capital	€ 22,742	Total Supplementary Capital	€ 7,120

        The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act, which are classified as credit, financial services and financing companies, as well as companies providing auxiliary banking services. It does not include insurance companies, fund management companies inside the European Union or companies outside the finance sector.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 21 — Interest Revenues and Interest Expense

        The following are the components of interest revenues and interest expense:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Interest revenues:
Interest-earning deposits with banks	€ 1,469	€ 2,912	€ 2,303
Central bank funds sold and securities purchased under resale agreements	6,579	8,226	8,007
Securities borrowed	2,809	5,327	6,644
Interest income on securities available for sale and other investments	1,257	2,682	2,594
Dividend income on securities available for sale and other investments	385	1,029	762
Loans	11,741	17,619	20,137
Trading assets	11,378	15,571	14,439
Other	163	273	245

Total interest revenues	€ 35,781	€ 53,639	€ 55,131

Interest expense:
Interest-bearing deposits
Domestic	€ 2,662	€ 3,169	€ 3,877
Foreign	6,657	12,555	13,020
Trading liabilities	4,410	5,723	6,285
Central bank funds purchased and securities sold under repurchase agreements	7,049	10,829	10,979
Securities loaned	580	1,902	2,161
Other short-term borrowings	705	1,636	2,708
Long-term debt	6,362	8,918	8,767
Trust preferred securities	170	287	306

Total interest expense	€ 28,595	€ 45,019	€ 48,103

Net interest revenues	€ 7,186	€ 8,620	€ 7,028

Note 22 — Trading Revenues, Net The following are the components of trading revenues:
	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Interest and credit trading	€ 1,286	€ 2,203	€ 1,740
Equity trading	62	1,610	3,367
Foreign exchange, metal, commodity trading	1,226	1,385	1,102
Other trading(1)	1,450	833	1,416

Total	€ 4,024	€ 6,031	€ 7,625

  (1) Includes gains and losses from derivatives not qualifying for hedge accounting treatment.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 23 — Insurance Business

        The following are the components of other assets related to insurance business:

	December 31,

	2002	2001

	(€ in millions)
Investment under unit-linked business	€ 7,514	€ 11,467
Deferred acquisition costs	17	1,729
Other	266	679

Total other assets related to insurance business	€ 7,797	€ 13,875

        All other assets of the Group’s insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

        The following are the components of insurance policy claims and reserves:

	December 31,

	2002	2001

	(€ in millions)
Benefit reserves	€ 418	€ 18,922
Reserve for unit-linked business	7,514	11,932
Provision for premium refund	—	1,303
Other insurance provisions and liabilities	625	3,084

Total insurance policy claims and reserves	€ 8,557	€ 35,241

        The Group sold most of its insurance business in 2002 to Zurich Financial Services.

  Note 24 — Pension and Other Employee Benefit Plans

        Employee retirement arrangements, covering the majority of the Group’s subsidiaries and employees, are provided in the principal countries in which the Group operates. The value of a participant’s accrued benefit is based primarily on each employee’s salary and length of service.

        The Group provides retirement arrangements primarily for employees working in the United States, Germany, Spain, Italy, Belgium, France, the Netherlands and the United Kingdom. The majority of beneficiaries of the retirement arrangements are principally located in Germany. All plans are valued using the projected unit credit method. In December 2002 the Group funded the majority of its pension plans in Germany. The Group contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totaling € 3.5 billion. In addition, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively. Plans in Germany, the United States, the United Kingdom, Belgium, France, the Netherlands and Asia are generally funded, while the Spanish and Italian plans are unfunded.

        The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        In addition, the Group’s affiliates offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are principally located in the United States. These plans pay stated percentages of necessary medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

        The following tables provide a reconciliation of the changes in the Group’s plans’ benefit obligations and fair value of assets over the two-year period ended December 31, 2002 and a statement of the funded status as of December 31 for each year:

	Pension Benefits		Postretirement Benefits

	2002	2001	2002	2001

	(€ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year	€ 6,772	€ 6,416	€ 151	€ 121
Service cost	323	309	4	4
Interest cost	384	367	8	10
Plan amendments	11	—	20	—
Acquisitions/divestitures	(55)	(25)	5	—
Actuarial loss (gain)	(194)	(83)	5	25
Benefits paid	(282)	(266)	(12)	(10)
Curtailment/settlement	4	—	—	(5)
Foreign currency exchange rate changes	(310)	54	(21)	6

Benefit obligation at end of year	€ 6,653	€ 6,772	€ 160	€ 151

Change in plan assets:
Fair value of plan assets at beginning of year	€ 2,369	€ 2,634	€ —	€ 1
Actual return on plan assets	(289)	(350)	—	—
Employer contributions(1)	4,493	97	12	10
Benefits paid	(103)	(100)	(13)	(10)
Curtailment/settlement	67	—	1	(1)
Foreign currency exchange rate changes	(241)	88	—	—

Fair value of plan assets at end of year	€ 6,296	€ 2,369	€ —	€ —

Funded status	€ (357)	€ (4,403)	€ (160)	€ (151)
Unrecognized net actuarial loss (gain)	893	690	(13)	(21)
Unrecognized prior service cost (benefit)	(1)	26	15	(8)
Unrecognized transition assets	1	(5)	—	—

Accrued benefit cost at end of year(2)	€ 536	€ (3,692)	€ (158)	€ (180)

  (1) Amount for 2002 includes € 3.9 billion, € 115 million and € 300 million contributed to the Group’s German, U.S. and U.K. pension plans, respectively.

  (2) Prepaid pension costs totaled € 951 million and € 665 million at December 31, 2002 and 2001, respectively. No prepaid postretirement costs were recognized at these dates.

        The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for those pension plans with accumulated benefit obligations in excess of plan assets were € 1,454 million, € 1,367 million and € 1,084 million, respectively, as of December 31, 2002 and € 4,654 million, € 4,185 million and € 297 million, respectively, as of December 31, 2001.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        A minimum pension liability of € 8 million, net of tax, is recorded in comprehensive income for the excess of accumulated benefit obligation over the fair value of plan assets.

        Benefits expense for the years ended December 31, 2002, 2001 and 2000, included the following components:

	Pension Benefits			Postretirement Benefits

	2002	2001	2000	2002	2001	2000

	(€ in millions)
Service cost	€ 323	€ 309	€ 314	€ 4	€ 4	€ 2
Interest cost	384	367	339	8	10	7
Expected return on plan assets	(175)	(197)	(200)	—	—	—
Actuarial loss recognized	39	1	15	—	(1)	—
Settlement/curtailment	4	4	24	—	—	—
Amortization of unrecognized transition asset	(10)	(10)	(13)	—	—	—

Total defined benefit plans	€ 565	€ 474	€ 479	€ 12	€ 13	€ 9

Defined contribution plans	228	175	196	—	—	—
Other plans	—	—	9	—	—	—

Net periodic benefit expense	€ 793	€ 649	€ 684	€ 12	€ 13	€ 9

        The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country’s respective defined benefit and postretirement benefit plans:

	Pension Benefits			Postretirement Benefits(1)

	2002	2001	2000	2002	2001	2000

	(€ in millions)
Discount rate in determining expense	5.7%	6.4%	5.7%	6.7%	7.2%	7.7%
Discount rate in determining benefit obligations at year-end	5.8%	6.1%	6.2%	6.7%	7.2%	7.6%
Rate of increase in future compensation levels for determining expense	3.0%	3.4%	3.0%	4.5%	5.0%	5.0%
Rate of increase in future compensation levels for determining benefit obligations at year-end	2.0%	2.5%	3.5%	4.0%	5.0%	5.0%
Expected long-term rate of return on assets	6.7%	8.1%	8.2%	N/A	9.0%	9.0%
  N/A - Not applicable

  (1) The weighted-average actuarial assumptions for the postretirement plans primarily reflect the assumptions used in the United States as this is where the Group’s significant postretirement plans are located.

        In determining postretirement benefits expense, an annual rate of increase of 8.9% in the per capita cost of covered health care benefits was assumed for 2003. The rate was assumed to decrease gradually to 5.0% by 2007 and remain at that level thereafter.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s retiree health care plans:

	One-Percentage Point Increase		One-Percentage Point Decrease

	2002	2001	2002	2001

	(€ in millions)
Effect on total of service and interest cost components	€ 2	€ 2	€ (2)	€ (2)
Effect on accumulated postretirement benefit obligation	18	16	(15)	(14)

  Note 25 — Restructuring Activities

        Restructuring plans are recorded in conjunction with acquisitions as well as business realignments.

        The following table presents the activity in the Group’s restructuring programs for the years ended December 31, 2002, 2001, and 2000:

	2002 Plans						2001 Plan

	Group Restructuring		Scudder Restructuring		CIB Restructuring		Group Restructuring

	Severance	Other	Severance	Other	Severance	Other	Severance	Other	2001 and Prior Completed Plans	Total

	(€ in millions)
Balance at December 31, 1999	€ —	€ —	€ —	€ —	€ —	€ —	€ —	€ —	€ 302	€ 302
Additions	—	—	—	—	—	—	—	—	173	173
Utilization	—	—	—	—	—	—	—	—	308	308
Releases	—	—	—	—	—	—	—	—	60	60(1)
Effects from exchange rate fluctuations	—	—	—	—	—	—	—	—	21	21

Balance at December 31, 2000	€ —	€ —	€ —	€ —	€ —	€ —	€ —	€ —	€ 128	€ 128
Additions	—	—	—	—	—	—	234	60	—	294
Utilization	—	—	—	—	—	—	22	—	128	150
Releases	—	—	—	—	—	—	—	—	—	—
Effects from exchange rate fluctuations	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2001	€ —	€ —	€ —	€ —	€ —	€ —	€ 212	€ 60	€ —	€ 272
Additions	235	105	83	3	215	50	—	—	—	691(2)
Utilization	203	92	57	—	77	27	173	54	—	683
Releases	—	—	—	—	—	—	20	2	—	22
Effects from exchange rate fluctuations	(2)	(1)	(12)	-	(10)	(4)	(19)	(4)	—	(52)

Balance at December 31, 2002	€ 30	€ 12	€ 14	€ 3	€ 128	€ 19	€ —	€ —	€ —	€ 206

  (1) Includes € 12 million recorded as goodwill; net expense, after additions, is € 125 million.

  (2) Scudder restructuring of € 86 million recorded as goodwill; net expense, after releases, is € 583 million.

        Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

        At December 31, 2002, € 172 million of the remaining restructuring liabilities related to severance and other termination-related costs for further staff reductions of approximately 1,500 positions. These severance actions, as well as the actions related to other exit activities, are expected to be completed by the end of the first half of 2003.

        During the year ended December 31, 2002, approximately 5,400 employees were terminated, resulting in a payment of € 510 million against restructuring liabilities.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following is a description of the Group’s restructuring plans for the years ended December 31, 2002 and 2001.

  2002 Plans

  Group Restructuring

        The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting all of Deutsche Bank’s group divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI). Of the total € 340 million, € 246 million are related to restructuring measures in PCAM, € 93 million in CIB and € 1 million in CI. A total of approximately 2,100 staff are impacted by these restructuring plans. The restructuring covers a broad range of measures primarily to streamline the Group’s branch network in Germany, as well as its infrastructure.

        As of December 31, 2002, approximately 2,000 positions were eliminated and € 295 million of the reserve was utilized. As of December 31, 2002, € 30 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 100 positions and € 12 million related to lease terminations and other related costs. All actions contemplated in the plan are expected to be completed by the end of the first quarter of 2003.

  CIB Restructuring

        In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group.

        The restructuring resulted from detailed business reviews and reflected the Group’s outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions.

        During the year ended December 31, 2002, approximately 800 positions were eliminated and € 104 million of the reserve was utilized. As of December 31, 2002, € 128 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 1,200 positions and € 19 million related to lease terminations and other related costs. All actions contemplated in the plan are expected to be completed by the end of the first half of 2003.

  Scudder Restructuring

        During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. A total of approximately 1,000 Scudder staff is impacted by this restructuring plan.

        As of December 31, 2002, € 14 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 150 positions and € 3 million related to lease and contract terminations. All actions contemplated in the plan are expected to be completed by the end of the first half of 2003.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  2001 Plan

  Group Restructuring

        The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting two of Deutsche Bank’s group divisions: CIB and PCAM. Of the total € 294 million original charge, € 213 million related to the restructuring measures in CIB and € 81 million to PCAM, including € 14 million related to Private Clients Services (PCS) business line that was transferred from PCAM to CIB. The Group planned for a reduction of approximately 2,400 staff across all levels of the Group.

        The restructuring in CIB covered steps to be taken as a result of changing market conditions in the year 2001, and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB’s customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.

        The plan also included the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of that group division’s business model and operations, including real estate support.

        As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

  Note 26 — Income Taxes

        The components of income taxes (benefits) follow:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Current:
Domestic	€ 215	€ 486	€ 337
Foreign	494	1,102	1,351

Total current	€ 709	€ 1,588	€ 1,688

Deferred:
Domestic	€ 2,992	€ 100	€ (8,356)
Foreign	(512)	(259)	24

Total deferred	€ 2,480	€ (159)	€ (8,332)

Total	€ 3,189	€ 1,429	€ (6,644)

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group’s actual income tax expense (benefit):

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Expected tax expense at German statutory income tax rate of 39.2% (52.4% for 2000)	€ 1,391	€ 707	€ 3,599
Effect of changes in German tax law and the reversing effect	2,817	995	(9,287)
Domestic tax rate differential on dividend distribution	(65)	—	(172)
Tax-exempt gains on securities and other income	(1,824)	(1,077)	(101)
Foreign tax-rate differential	87	(146)	(903)
Change in valuation allowance	254	286	(108)
Nondeductible expenses	223	354	98
Goodwill amortization/impairment	24	363	404
Tax credit related to domestic dividend received	(7)	(109)	(144)
Tax rate differential on (income) loss on equity method investments	348	143	(157)
Other	(59)	(87)	127

Actual income tax expense (benefit)	€ 3,189	€ 1,429	€ (6,644)

        During 2000, a new tax law was enacted in Germany which reduced the corporate tax rates and exempted from tax certain gains from the sale of equity securities. The corporate tax rate was reduced from 40% on retained earnings and 30% on distributed earnings to a single 25% rate effective January 1, 2001. The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2000 was 39.3% which at that time was the expected statutory rate for 2001. The tax law change also exempted certain gains on the sale of equity securities effective January 1, 2002. The effect of the above changes was a net income tax benefit of € 9.3 billion for the year ended December 31, 2000. Approximately € 6.2 billion of the tax benefit from the change in tax rates in 2000 is related to the reduction of deferred tax liabilities previously recorded on unrealized gains on equity securities–even though these deferred taxes were originally established through a charge to other comprehensive income, not through a charge to earnings.

        For the years ended December 31, 2002 and 2001, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 2,817 million and € 995 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders’ equity.

        The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2002 and 2001, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 3.0 billion and € 5.9 billion, respectively.

        The corporate income tax rate in Germany has been temporarily increased by 1.5% to 26.5% for the year 2003 only as enacted in September 2002. This will increase the statutory income tax rate to 40.5% for temporary differences that will reverse in 2003. The resulting tax benefit did not have a material impact on income taxes.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The tax effects of each type of temporary difference and carryforward that give rise to significant portions of deferred income tax assets and liabilities are the following:

	December 31,

	2002	2001

	(€ in millions)
Deferred income tax assets:
Trading activities	€ 12,298	€ 17,424
Net operating loss carryforwards and tax credits	2,632	2,222
Property and equipment, net	673	756
Other assets	2,253	2,913
Allowance for loan losses	152	315
Other provisions	593	883

Total deferred income tax assets	€ 18,601	€ 24,513
Valuation allowance	(949)	(965)

Deferred tax assets after valuation allowance	€ 17,652	€ 23,548

Deferred income tax liabilities:
Trading activities	€ 13,197	€ 19,468
Property and equipment, net	689	434
Securities valuation	82	236
Other liabilities	858	974

Total deferred income tax liabilities	14,826	21,112

Net deferred income tax assets	€ 2,826	€ 2,436

        Included in other assets and other liabilities at December 31, 2002 and 2001 are deferred tax assets of € 3.9 billion and € 3.8 billion and deferred tax liabilities of € 1.1 billion and € 1.4 billion, respectively.

        Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carryforwards and tax credits available to reduce future tax expense. The net operating loss carryforwards at December 31, 2002 were € 6.3 billion of which € 5.9 billion has no expiration date and € 429 million expire at various dates extending to 2021. Tax credits were € 326 million of which € 221 million will expire in 2004 and € 33 million will expire in 2005 and € 72 million have other expiration dates. The Group has established a valuation allowance where realization of those losses and credits is not likely.

        The Group did not provide income taxes or foreign withholding taxes on € 5.2 billion of cumulative earnings of foreign subsidiaries as of December 31, 2002 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

  Note 27 — Earnings Per Common Share

        Basic earnings per common share amounts were computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is the sum of the average number of common shares outstanding and undistributed vested shares awarded under deferred share plans.

        Diluted earnings per share amounts were calculated by adding back to net income the interest expense on the convertible bonds and dividing this amount by the average number of common shares and dilutive potential common shares outstanding during the year.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        Diluted earnings per share assumes the conversion into common shares of outstanding share options, unvested deferred share awards and convertible bonds, as computed under the treasury stock method, if dilutive. Under the treasury share method, the number of incremental shares is determined by assuming the issuance of the outstanding share options, deferred share awards, and shares from convertible bonds, reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the Group’s average market share price for the year.

        The following table sets forth the computation of basic and diluted earnings per share (€ in millions, except shares and per share amounts):

	Year ended December 31,

	2002	2001	2000

Income before cumulative effect of accounting changes, net of tax	€ 360	€ 374	€ 13,513
Cumulative effect of accounting changes, net of tax.	37	(207)	—

Numerator for basic earnings per share—net income	€ 397	€ 167	€ 13,513
Effect of dilutive securities:
Convertible bonds	—	—	1

Numerator for diluted earnings per share–net income applicable to common shareholders after assumed conversions	€ 397	€ 167	€ 13,514

Denominator for basic earnings per share– weighted-average shares outstanding	615,867,917	619,809,559	614,303,797
Effect of dilutive securities:
Options	4,350,557	800,535	842,839
Convertible bonds	107,527	174,003	4,296,519
Deferred shares	6,145,041	2,003,504	2,748,708

Dilutive potential common shares	10,603,125	2,978,042	7,888,066
Denominator for diluted earnings per share– adjusted weighted-average shares after assumed conversions	626,471,042	622,787,601	622,191,863

	Year ended December 31,

	2002	2001	2000

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	€ 0.58	€ 0.60	€ 22.00
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—

Net income	€ 0.64	€ 0.27	€ 22.00

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	€ 0.57	€ 0.60	€ 21.72
Cumulative effect of accounting changes, net of tax	0.06	(0.33)	—

Net income	€ 0.63	€ 0.27	€ 21.72

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

  Note 28 — Business Segments and Related Information

        From the beginning of 2002, the Group revised its management reporting systems to reflect changes in the methodologies employed for managing the Group’s divisions and to reflect changes in management responsibility for certain businesses.

        The methodologies for managing the Group’s divisions were amended to bring them more closely in line with U.S. GAAP. The changes were primarily related to the accounting for share-based compensation, the accounting for equity method investments, the elimination of income earned on the Group’s bonds and the presentation of minority interest as a noninterest expense item. In addition, the reporting format of the Group’s management reporting systems were revised to reflect how management evaluated its businesses in 2002.

        Prior periods have been restated to conform to the current year’s presentation.

  Organizational Structure

        The Corporate and Investment Bank Group Division serves all of the Group’s corporate and institutional clients, ranging from small and medium-sized enterprises to multinational corporations. The Group serves its clients through the corporate divisions, Corporate Banking & Securities and Global Transaction Banking.

        The Private Clients and Asset Management Group Division integrates, on a global basis, all of the Group’s activities for retail and affluent clients, as well as its active and passive asset management activities for retail and institutional clients. Within this group division, the Group manages these activities in three global corporate divisions: Asset Management, Private Banking, and Personal Banking.

        Within the Corporate Investments Group Division, the Group combines its principal investment activities. This unit manages the Group’s principal private equity and venture capital investments and its real estate holding companies, as well as its industrial investments. The principal investments held by DB Investor are included in this group division. In addition, Corporate Investments covers strategic investments as well as activities that do not belong to the Group’s core business.

        The Group also has a service function called DB Services, that provides corporate services, information technology, consulting and transaction services to the entire organization. The Group’s Corporate Center includes those functions that support cross- divisional management.

  Changes in Management Responsibility

  During 2002, management responsibility changed for the following significant businesses:

    The Private Clients Services business was transferred from the Private Banking Corporate Division to the Corporate Banking & Securities Corporate Division.

    The Morgan Grenfell private equity business previously assigned to the Asset Management Corporate Division was transferred to the Corporate Investments Group Division.

    The real estate business managed by the subsidiary DB Real Estate Management GmbH (formerly Deutsche Grundbesitz Management GmbH) and the real estate investment funds business in Italy (brand name “Fondimmobiliari”) were transferred from Corporate Investments Group Division to the Asset Management Corporate Division where they are managed under “DB Real Estate”.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

    All European e-brokerage activities under the brand name “maxblue” are consolidated under the Personal Banking Corporate Division. The Group therefore transferred all European “maxblue” activities previously reported under the Corporate Investments Group Division to the Personal Banking Corporate Division. The same transfer was made for all e-commerce activities in connection with the brand name “moneyshop / moneyshelf”.

  Impact of Acquisitions and Divestitures During 2002

        The effects of significant acquisitions and divestitures on segmental results of operations are described below:

    The disposal of most of the Group’s insurance subsidiaries affected both net revenues and noninterest expenses of the Personal Banking Corporate Division.

    A majority of the Scudder business is included in the Asset Management Corporate Division with a smaller part included in the Private Banking Corporate Division. The RREEF business is included entirely in the Asset Management Corporate Division.

    The merger of the Group’s mortgage bank subsidiary “EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank” with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG to the newly created “EUROHYPO AG” in the third quarter of 2002 led to the deconsolidation of the Group’s former subsidiary. In anticipation of the merger, the business of the Group’s mortgage bank was transferred from the Corporate Banking & Securities Corporate Division to the Corporate Investments Group Division as of the first quarter of 2002. After the merger, the Group’s share in the combined entity was 34.6%, with Commerzbank taking a 34.4% share and Dresdner Bank taking a 28.7% share (free- float 2.3%). In connection with the merger, in December 2002, part of the Group’s London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002, the Group’s share of the combined entity was 34.6%.

    The Group sold its commercial finance business in North America to GE Commercial Finance in October 2002 and the Group sold its consumer finance business in North America to E*Trade Bank in December 2002.

  General Information on the Group’s Management’s Reporting Systems

        Business segment results are determined based on the Group’s internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group’s U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore, should be considered in making any comparisons with those institutions. Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

        The management reporting system follows the “matched transfer pricing concept” in which the Group’s external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors which have legally independent units with their own equity funding, we allocate among our business segments the notional interest credit on our consolidated capital resulting from our method for allocating funding costs. This credit is allocated in proportion to each business segment’s allocated equity, and is included in the segment’s net interest revenues.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

        The general principle of the Group’s book equity allocation framework is to allocate the total of the Group’s average active equity to the segments in proportion to their share of economic risk positions using a multiplier for which the Group utilizes the term “Capital Allocation Factor (CAF)”. Starting 2002, the Group’s average active equity increased while the aggregated economic risk positions of the segments went down. As it is the Group’s objective to maintain the risk sensitivity within the equity allocation framework, the Group decided to maintain a constant CAF multiplier for all of 2002 based on the relation between the Group’s average active equity and the aggregated economic risk positions of the segments as of January 2002. Consequently, the reduction in the aggregated economic risk positions of the Group’s segments during 2002 led to less allocated average active equity and the incentive for the Group’s segments to further reduce risk positions was strengthened. The resulting unallocated amount of average active equity amounted to € 3.8 billion in 2002.

        Revenues from intersegment transactions are allocated to the business segments on a mutually agreed basis. In addition, cost centers are internal service providers operating on a nonprofit basis and allocate their costs to the service recipient. The allocation criteria are generally contractually agreed and are either determined based upon “price per unit” (for areas with countable services) or “fixed price” or “agreed percentages” (for all areas without countable services).

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Segmental Results of Operations

       The following tables present the results of the business segments for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31, 2002

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	(€ in millions)

Net revenues(1)	€ 11,615	€ 2,704	€ 14,319	€ 2,513	€ 1,468	€ 4,991	€ 8,972	€ 3,086	€ 26,377
Provision for loan losses.	1,697	12	1,709	(3)	15	215	227	155	2,091
Provision for off-balance sheet positions	83	(52)	31	—	—	(1)	(1)	(11)	19
Policyholder benefits and claims	—	—	—	35	—	650	685	—	685
Operating cost base(2)(4)	9,049	2,236	11,285	2,022	1,324	3,076	6,422	1,222	18,929

Income before nonoperating costs	786	508	1,294	459	129	1,051	1,639	1,720	4,653
Nonoperating costs Goodwill impairment	—	—	—	—	—	—	—	62	62
Severance payments.	238	17	255	72	19	45	136	19	410
Restructuring activities	316	26	342	(1)	24	217	240	1	583
Minority interest	8	—	8	25	(1)	8	32	2	42

Total nonoperating costs.	562	43	605	96	42	270	408	84	1,097

Income before income taxes(5)	€ 224	€ 465	€ 689	€ 363	€ 87	€ 781	€ 1,231	€ 1,636	€ 3,556

Average active equity(6)	€ 14,454	€ 1,796	€ 16,250	€ 2,665	€ 386	€ 1,442	€ 4,493	€ 6,751	€ 27,494
Assets(3)(7)	€ 631,052	€ 25,758	€ 643,668	€ 22,448	€ 11,626	€ 69,507	€ 101,296	€ 26,546	€ 748,335
Expenditures for additions to long- lived assets	€ 262	€ 73	€ 335	€ 44	€ 18	€ 37	€ 99	€ 335	€ 769
Risk-weighted positions (BIS risk positions)	€ 142,483	€ 13,613	€ 156,096	€ 6,027	€ 7,271	€ 44,061	€ 57,359	€ 19,219	€ 232,674
—————————
(1) Includes:
Net interest revenues	3,712	934	4,646	(137)	243	2,447	2,553	85	7,284
Net revenues from external customers	11,555	2,828	14,383	2,710	1,320	4,865	8,895	3,002	26,280
Net intersegment revenues	60	(124)	(64)	(197)	148	126	77	84	97
Net income (loss) from equity method investments	(32)	1	(31)	141	—	20	161	(1,034)	(904)
(2) Includes:
Depreciation, depletion and amortization	358	103	461	72	45	176	293	132	886
(3) Includes:
Equity method investments	571	38	609	1,145	12	16	1,173	3,944	5,726

  (4) Noninterest expenses excluding nonoperating costs (goodwill impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

  (5) Before cumulative effect of accounting changes.

  (6) Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.

  (7) At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/ corporate divisions are included.

DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)
	Year ended December 31, 2001

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	(€ in millions)

Net revenues(1)	€ 14,421	€ 3,053	€ 17,474	€ 1,853	€ 1,697	€ 6,843	€ 10,393	€ 2,054	€ 29,921
Provision for loan losses.	629	(19)	610	12	11	183	206	199	1,015
Provision for off-balance sheet positions	5	(34)	(29)	—	—	—	—	3	(26)
Policyholder benefits and claims	—	—	—	48	—	2,898	2,946	—	2,946
Operating cost base(2)(4)	11,279	2,450	13,729	1,619	1,482	3,853	6,954	1,363	22,046

Income (loss) before nonoperating costs	2,508	656	3,164	174	204	(91)	287	489	3,940
Nonoperating costs
Goodwill amortization	470	65	535	125	27	35	187	135	857
Severance payments	256	41	297	21	19	44	84	13	394
Restructuring activities	190	37	227	35	21	11	67	—	294
Minority interest	13	2	15	36	2	16	54	17	86

Total nonoperating costs	929	145	1,074	217	69	106	392	165	1,631

Income (loss) before income taxes(5)	€ 1,579	€ 511	€ 2,090	€ (43)	€ 135	€ (197)	€ (105)	€ 324	€ 2,309

Average active equity(6)	€ 15,965	€ 2,732	€ 18,697	€ 2,206	€ 417	€ 1,701	€ 4,324	€ 7,757	€ 30,778
Assets(3)(7)	€ 663,760	€ 24,708	€ 677,623	€ 20,600	€ 12,469	€ 91,572	€ 123,784	€ 121,006	€ 896,476
Expenditures for additions to long- lived assets	€ 560	€ 99	€ 659	€ 31	€ 62	€ 67	€ 160	€ 141	€ 960
Risk-weighted positions (BIS risk positions)	€ 168,705	€ 19,240	€ 187,945	€ 5,890	€ 8,476	€ 41,865	€ 56,231	€ 56,202	€ 300,378
—————————
(1) Includes:
Net interest revenues	3,876	1,073	4,949	(75)	265	3,173	3,363	144	8,456
Net revenues from external customers	14,423	3,115	17,538	2,130	1,553	6,646	10,329	1,931	29,798
Net intersegment revenues	(2)	(62)	(64)	(277)	144	197	64	123	123
Net income (loss) from equity method investments	(27)	—	(27)	(11)	—	3	(8)	(341)	(376)
(2) Includes:
Depreciation, depletion and amortization	362	100	463	41	67	255	364	84	911
(3) Includes: Equity method investments	1,094	—	1,094	1,021	—	126	1,147	2,885	5,126

  (4) Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

  (5) Before cumulative effect of accounting changes.

  (6) Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.

  (7) At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/ corporate divisions are included.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

	Year ended December 31, 2000

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Investments	Total Management Reporting

	Corporate Banking & Securities	Global Transaction Banking	Total	Asset Management	Private Banking	Personal Banking	Total

	(€ in millions)

Net revenues(1)	€ 15,105	€ 2,971	€ 18,076	€ 2,407	€ 1,827	€ 7,766	€ 12,000	€ 4,396	€ 34,472
Provision for loan losses	99	—	99	—	10	182	192	186	477
Provision for off-balance sheet positions	(33)	—	(33)	—	—	—	—	—	(33)
Policyholder benefits and claims	—	—	—	161	—	3,751	3,912	—	3,912
Operating cost base(2)(4)	11,693	2,273	13,966	1,326	1,396	3,591	6,313	1,576	21,855

Income before nonoperating costs	3,346	698	4,044	920	421	242	1,583	2,634	8,261
Nonoperating costs Goodwill amortization	412	64	476	121	27	32	180	120	776
Severance payments.	137	44	181	3	(2)	41	42	3	226
Restructuring activities	(19)	(14)	(33)	—	(3)	135	132	29	128
Minority interest	2	—	2	55	—	28	83	7	92

Total nonoperating costs.	532	94	626	179	22	236	437	159	1,222

Income before income taxes	€ 2,814	€ 604	€ 3,418	€ 741	€ 399	€ 6	€ 1,146	€ 2,475	€ 7,039

Average active equity(5)	€ 13,395	€ 2,800	€ 16,195	€ 1,373	€ 397	€ 1,522	€ 3,292	€ 5,500	€ 24,987
Assets(3)(6)	€ 647,826	€ 31,337	€ 658,687	€ 17,077	€ 11,161	€ 80,622	€ 108,860	€ 116,403	€ 883,950
Expenditures for additions to long-lived assets	€ 445	€ 78	€ 523	€ 24	€ 41	€ 113	€ 178	€ 38	€ 739
Risk-weighted positions (BIS risk positions)	€ 168,035	€ 17,592	€ 185,627	€ 5,486	€ 6,104	€ 37,929	€ 49,519	€ 51,395	€ 286,541
—————————
(1) Includes:
Net interest revenues	2,000	1,137	3,137	(65)	271	2,997	3,203	440	6,780
Net revenues from external customers	15,126	2,987	18,113	2,724	1,680	7,570	11,974	4,318	34,405
Net intersegment revenues	(21)	(16)	(37)	(317)	147	196	26	78	67
Net income (loss) from equity method investments	13	—	13	56	—	16	72	218	303
(2) Includes:
Depreciation, depletion and amortization	446	93	539	44	46	212	302	73	914
(3) Includes: Equity method investments	833	37	870	536	4	83	623	2,826	4,319
  (4) Noninterest expenses excluding nonoperating costs (goodwill amortization, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

  (5) Book equity is allocated to the divisions for Management Reporting purposes in proportion to the economic capital calculated for them.

  (6) At the group division level CIB, PCAM, CI and Total Management Reporting, intersegment items between the group divisions/ corporate divisions are included.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

       The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2002, 2001 and 2000, respectively:

	Corporate and Investment Bank Year ended December 31,

	2002	2001	2000

	(€ in millions)
Sales & Trading (debt and other products)	€ 5,423	€ 5,814	€ 4,449
Sales & Trading (equity)	2,791	4,111	5,152

Sales & Trading	8,214	9,925	9,601
Transaction services	2,704	3,053	2,971
Loan products	2,393	2,975	3,623
Origination (debt)	388	441	286
Origination (equity)	354	492	937

Origination	742	933	1,223
Advisory	516	568	879
Other	(250)	20	(221)

Total	€ 14,319	€ 17,474	€ 18,076

	Private Clients and Asset Management Year ended December 31,

	2002	2001	2000

	(€ in millions)
Portfolio / funds management	€ 2,723	€ 2,170	€ 2,679
Loan / deposit products	2,531	2,462	2,262
Advisory	1,235	1,374	1,612
Insurance business	963	3,487	4,484
Transaction fees	589	642	620
Other	931	258	343

Total	€ 8,972	€ 10,393	€ 12,000

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

       The following tables provide a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

	2002			2001			2000

	Total Management Reporting	Adjust- ments	Total Consolidated	Total Management Reporting	Adjust- ments	Total Consolidated	Total Management Reporting	Adjust- ments	Total Consolidated

	(€ in millions)

Net revenues(1)	€ 26,377	€ 170	€ 26,547	€ 29,921	€ (380)	€ 29,541	€ 34,472	€ 7	€ 34,479
Provision for loan losses.	2,091	—	2,091	1,015	9	1,024	477	1	478
Provision for off-balance sheet positions	19	(2)	17	(26)	(4)	(30)	(33)	—	(33)
Policyholder benefits and claims	685	74	759	2,946	56	3,002	3,912	91	4,003
Operating cost base(2)	18,929	41	18,970	22,046	(19)	22,027	21,855	(35)	21,820

Income before nonoperating costs	4,653	57	4,710	3,940	(422)	3,518	8,261	(50)	8,211
Nonoperating costs	1,097	64	1,161	1,631	84	1,715	1,222	120	1,342

Income before income taxes(3)	€ 3,556	€ (7)	€ 3,549	€ 2,309	€ (506)	€ 1,803	€ 7,039	€ (170)	€ 6,869

Total assets	€ 748,335	€ 10,020	€ 758,355	€ 896,476	€ 21,746	€ 918,222	€ 883,950	€ 45,044	€ 928,994

  (1) Net interest revenues and noninterest revenues.

  (2) Noninterest expenses excluding nonoperating costs (goodwill amortization/impairment, severance payments, restructuring activities, minority interest), provision for off-balance sheet positions and policyholder benefits and claims.

  (3) Before cumulative effect of accounting changes.

       There are two primary categories of adjustments which the Group records to reconcile the total results according to management reporting to the consolidated financial statements. These adjustments include differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside the management responsibility of the business segments.

       Net revenues. For the years ended December 31, 2002, 2001 and 2000, adjustments included approximately € 0.1 billion, € (0.2) billion and € 0.3 billion, respectively, related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP. The year 2002 also included approximately € 0.2 billion for the elimination of trading losses on the Group's securities and approximately € (0.1) billion mainly due to losses from internally hedging share-based compensation plans. The year 2001 also included approximately € (0.3) billion due to losses from internally hedging share-based compensation plans and approximately € 0.1 billion for other corporate items outside the responsibility of the business segments. The year 2000 also included approximately € (0.2) billion for the elimination of gains on the Group's securities.

       Provision for loan losses and provision for off-balance sheet positions. The adjustments reflected provisions for loan losses and provisions for off-balance sheet positions, none of which was individually material, that are not under the management responsibility of the business segments.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

       Operating cost base, policyholder benefits and claims and nonoperating costs. In 2002, adjustments were primarily attributable to expenses related to legal items not under the management responsibility of the business segments. In 2001, approximately € 0.1 billion was related to buyout costs for the Global Equity Plan that was offset by a positive adjustment of approximately € 0.1 billion related to internally hedging share-based compensation plans. The remaining adjustment of approximately € 0.1 billion primarily related to other corporate items not under the management responsibility of the business segments. Adjustments for the year ended December 31, 2000 were primarily attributable to expenses related to corporate items not under the management responsibility of the business segments.

       Total Assets. The adjustments consisted of assets not allocated to the business segments (including deferred tax assets and premises and equipment).

  Net Revenues (Including Provision for Loan Losses) by Geographical Location

       The following table presents net revenues (including provision for loan losses) by geographical location:

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Germany	€ 10,676	€ 12,788	€ 14,295
Europe (excluding Germany)	6,228	7,429	9,739
North America (primarily U.S.)	5,218	6,106	7,585
South America	175	211	181
Asia-Pacific(1)	2,159	1,983	2,201

Consolidated net revenues(2)	€ 24,456	€ 28,517	€ 34,001

  (1) Includes revenues from Africa, which were not material in 2002, 2001 and 2000.

  (2) Consolidated net revenues include net interest revenues after provision for loan losses and noninterest revenues. Revenues are attributed to countries based on the location in which the Group's booking office is located.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Note 29 – International Operations

       The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items between regions.

2002	Total assets	Total revenues(1)	Total expenses(1)	Income (loss) before taxes(2)	Net income (loss)

	(€ in millions)
International operations:
Europe (excluding Germany)	€ 285,181	€ 18,846	€ 18,724	€ 122	€ 192
North America (primarily U.S.)	205,375	13,352	13,953	(601)	(383)
South America	1,051	963	877	86	52
Asia-Pacific(3)	49,976	3,955	3,356	599	400

Total international	€ 541,583	€ 37,116	€ 36,910	€ 206	€ 261
Domestic operations (Germany)	216,772	18,026	14,683	3,343	136

Total	€ 758,355	€ 55,142	€ 51,593	€ 3,549	€ 397

International as a percentage of total above	71%	67%	72%	6%	66%

  (1) Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.

  (2) Before cumulative effect of accounting changes.

  (3) Includes balance sheet and income statement data from Africa, which were not material in 2002.

2001	Total assets	Total revenues(1)	Total expenses(1)	Income (loss) before taxes(2)	Net income (loss)

	(€ in millions)
International operations:
Europe (excluding Germany)	€ 311,711	€ 23,919	€ 22,918	€ 1,001	€ 522
North America (primarily U.S.)	237,456	21,794	22,349	(555)	(811)
South America	2,433	816	708	108	41
Asia-Pacific(3)	58,487	4,875	4,723	152	7

Total international	€ 610,087	€ 51,404	€ 50,698	€ 706	€ (241)
Domestic operations (Germany)	308,135	23,156	22,059	1,097	408

Total	€ 918,222	€ 74,560	€ 72,757	€ 1,803	€ 167

International as a percentage of total above	66%	69%	70%	39%	N/M

  (1) Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.

  (2) Before cumulative effect of accounting changes.

  (3) Includes balance sheet and income statement data from Africa, which were not material in 2001.

  N/M-Not meaningful.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

2000	Total assets	Total revenues(1)	Total expenses(1)	Income before taxes(2)	Net income

	(€ in millions)
International operations:
Europe (excluding Germany)	€ 319,664	€ 25,723	€ 23,099	€ 2,624	€ 1,854
North America (primarily U.S.)	256,260	25,402	23,912	1,490	1,030
South America	1,475	759	701	58	52
Asia-Pacific(2)	69,865	5,470	5,128	342	203

Total international	€ 647,264	€ 57,354	€ 52,840	€ 4,514	€ 3,139
Domestic operations (Germany)	281,730	25,228	22,873	2,355	10,374

Total	€ 928,994	€ 82,582	€ 75,713	€ 6,869	€ 13,513

International as a percentage of total above	70%	69%	70%	66%	23%

  (1) Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.

  (2) Includes balance sheet and income statement data from Africa, which were not material in 2000.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Note 30 – Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

      In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates and the prices of equities and commodities (or related indices).

  Derivatives Held or Issued for Trading Purposes

       The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

  Derivatives Held or Issued for Nontrading Purposes

       Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

       The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

       For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional- currency-equivalent cash flows have been fixed, otherwise fair value hedge accounting is applied.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

       For the years ended December 31, 2002 and 2001, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 81 million and a gain of € 34 million, respectively. As of December 31, 2002, the longest term cash flow hedge outstanding matures in 2029.

       Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting. Also included are negotiated transactions related to the Group's industrial holdings classified as available for sale, which the Group has entered into for strategic and economic purposes despite the fact that hedge accounting is precluded.

       Net losses of € 226 million and € 27 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2002 and 2001, respectively.

       Prior to January 1, 2001, most of the derivatives entered into for nontrading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

  Derivative Financial Instruments Indexed to Our Own Stock

       The Group enters into contracts indexed to Deutsche Bank common shares as part of a share buy-back program, to acquire shares to satisfy employee stock compensation awards, and for trading purposes.

       Related to the share buy-back program, at December 31, 2002, the Group had outstanding agreements to purchase, on a forward basis, approximately 4 million Deutsche Bank shares at a weighted-average strike price of € 65.45 per share. The agreements mature between three months and one year and must be physically settled. The cash redemption amounts of these forwards, which totaled € 278 million, are reported as obligation to purchase common shares and resulted in a reduction of shareholders' equity with an equal amount reported under liabilities.

       Related to employee share compensation awards, at December 31, 2002, the Group had outstanding agreements to purchase, on a forward basis, approximately 26 million Deutsche Bank shares at a weighted-average strike price of € 72.35 per share. The agreements expire or are exercisable at the vesting dates of the related share awards and mature in less than five years. These agreements may, at the Group's discretion, be settled physically, on a net basis in Deutsche Bank shares, or using a combination of both methods. Consequently these contracts are accounted for as permanent equity.

       Based on the closing price of Deutsche Bank common shares of € 43.90 per share at December 31, 2002, the Group would have delivered approximately 43 million Deutsche Bank shares if the Group had chosen to net share settle these contracts at December 31, 2002. If the share price had been € 1 lower, the Group would have delivered an additional 1 million shares if the Group had chosen to net share settle these contracts.

       At December 31, 2002, the Group had outstanding call options to purchase approximately 17 million shares at a weighted-average strike price of € 69.00 per share related to employee share compensation awards. The options must be net-cash settled. The contracts mature in less than five years.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

       Related to trading activities, the following derivative contracts that are indexed to Deutshe Bank’s own shares are outstanding at December 31, 2002.

Type of Contract	Settlement Alternative	Maturity	Number of issuers shares to which contracts are indexed	Weighted- average strike price	Effect of decrease of share price by € 1 (€ in thousands)	Fair Value of Contract (€ in thousands)

Purchased Options	Net-cash	Up to 3 months	359,400	€ 69.90	€ 30	€ 704
		> 3 months - 1 year	1,149,900	78.67	(9)	1,916
		> 1 year - 5 years	1,203,100	83.60	(456)	10,157

Sold Options	Net-cash	Up to 3 months	35,800	40.56	(7)	82
		> 3 months - 1 year	433,700	42.09	(69)	2,140
		> 1 year - 5 years	384,000	64.31	288	1,563

Forward Purchases	Deutsche Bank choice
	Net-cash/	> 3 months - 1 year	13,500,000	75.22	(13,500)	443,748
	physical(1) (2)	>1 year-5 years	10,000,000	69.00	(10,000)	266,198
	Net-cash	Up to 3 months	13,546	42.90	(14)	94
		> 3 months - 1 year	467,735	43.90	(468)	2,254
		> 5 years	3,450	50.10	(3)	21

Forward Sales	Counterparty choice
	Net-cash/ physical(1)	> 3 months - 1 year	3,199,067	96.86	3,199	179,151
		> 1 year - 5 years	22,781,614	69.00	22,782	669,419
	Net-cash	Up to 3 months	8,236,744	44.73	8,237	57,869
		> 3 months - 1 year	1,151,086	44.02	1,151	26
		> 1 year - 5 years	22,600	47.96	23	94

  (1) Fair values do not differ significantly relating to settlement alternatives.

  (2) The forward purchases are subject to collateral requirements.

       The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Financial Instruments with Off-Balance Sheet Credit Risk

       The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes our lending-related commitments:

	December 31,

	2002	2001

	(€ in millions)
Commitments to extend credit:
Fixed rates(1).	€ 21,724	€ 26,390
Variable rates(2)	81,802	97,570
Commitments to purchase loans	814	1,265
Commitments to sell loans	1,011	2,999
  (1) Includes commitments to extend commercial letters of credit and guarantees of € 2.2 billion and € 3.2 billion at December 31, 2002 and 2001, respectively.

  (2) Includes commitments to extend commercial letters of credit and guarantees of € 1.3 billion and € 38 million at December 31, 2002 and 2001, respectively.

       In addition, as of December 31, 2002, commitments to enter into reverse repurchase and repurchase agreements totaled € 1.4 billion and € 311 million, respectively. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 3.9 billion and € 7.1 billion, respectively, as of December 31, 2001.

       As of December 31, 2002 and 2001 the Group had commitments to contribute capital to equity method and other investments totaling € 829 million and € 583 million, respectively.

       The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under financial guarantees are provided for as part of the allowance for credit losses on lending-related commitments as shown in Note 8. The principal guarantees and indemnifications that the Group enters into are the following:

       Financial guarantees, standby letters of credit and performance guarantees, with a carrying amount of € 610 million and with maximum potential payments of € 32.6 billion as of December 31, 2002, generally require the Group to pay in the event of default of debt obligations or when the guaranteed party fails to meet its obligations. Most of these guarantees mature within one year and the maximum term is 48 years. These guarantees are collateralized with cash, securities and other collateral of € 5.4 billion as of December 31, 2002.

       Market value guarantees with a carrying amount of € 9 million as of December 31, 2002, consist of agreements to pay customers if fixed-term mutual fund units purchased fall below a certain amount. The maximum amount of potential payments as of December 31, 2002 was € 13.5 billion and represents the total volume guaranteed of the respective funds. These guarantees have revolving terms and generally are not collateralized.

       Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty’s underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2002 was € 10.4 billion and € 64.5 billion, respectively. Nearly all of the puts mature within 10 years with a significant portion maturing within four years and the maximum term being 35 years. Additionally, credit derivatives requiring payment by the Group in the event of default of

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  debt obligations have a carrying and maximum potential payment amount of € 706 million and € 18.0 billion, respectively, with terms up to 9 years and primarily less than 5 years. These contracts are typically uncollateralized.

        Securities lending indemnifications require the Group to indemnify customers for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. These indemnifications had a maximum potential payment amount of € 46.1 billion and € 42.2 billion, at December 31, 2002 and 2001, respectively, with contract terms up to 6 months. The Group primarily receives cash as collateral in excess of the contract amounts. This collateral totaled € 46.6 billion and € 44.0 billion at December 31, 2002 and 2001, respectively.

  Note 31 – Concentrations of Credit Risk

       The Group distinguishes its credit exposures among the following categories: loans, tradable assets, over-the-counter (“OTC”) derivatives and contingent liabilities.

      Loans exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest.

       Tradable assets, as defined for this purpose, include bonds, other fixed-income products and traded loans.

       Over-the-counter derivatives are the Group’s credit exposures arising from over-the- counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligation. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. The Group calculates its credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.

       Contingent liabilities include liabilities from guarantees (excluding market value guarantees) and indemnity agreements. They exclude letters of credit, other obligations such as irrevocable loan commitments and placement and underwriting commitments. The Group also excludes other quantifiable indemnities and commitments, which predominantly relate to securities lending on behalf of customers.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

       The following tables represent an overview of the Group’s total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors and the geographical regions of the Group's counterparties. Credit exposure for these purposes consists of all transactions where losses might occur due to the fact that counterparties will not fulfill their contractual payment obligations. The gross amount of the exposure has been calculated without taking any collateral into account.

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total

	December 31,

	2002	2001(2)	2002	2001	2002	2001	2002	2001	2002	2001

Credit Risk Profile by Industry Sector	(€ in millions)
Banks and insurance	€ 10,720	€ 19,909	€ 47,686	€ 62,512	€ 44,970	€ 44,377	€ 5,892	€ 8,091	€ 109,268	€ 134,889
Manufacturing	22,545	32,102	17,142	13,917	2,389	4,903	9,598	12,705	51,674	63,627
Households	53,207	63,168	—	—	281	318	392	477	53,880	63,963
Public sector.	4,584	23,658	95,356	91,578	1,792	1,576	232	240	101,964	117,052
Wholesale and retail trade	14,467	15,759	2,583	2,503	688	671	1,989	2,906	19,727	21,839
Commercial real estate activities	18,360	35,617	2,657	3,138	688	230	978	983	22,683	39,968
Other	47,737(1)	75,210(1)	31,157	28,524	9,487	4,888	10,623	11,254	99,004	119,876

Total	€ 171,620	€ 265,423	€ 196,581	€ 202,172	€ 60,295	€ 56,963	€ 29,704	€ 36,656	€ 458,200	€ 561,214

  (1) Includes lease financing and a deduction for unearned income.

  (2) For 2001 certain loan exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

       In the following table, exposures have been allocated to regions based on the domicile of the Group’s counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

	Loans		Tradable Assets		OTC Derivatives		Contingent Liabilities		Total

	December 31,

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Credit Risk Profile by Region	(€ in millions)
Eastern Europe	€ 1,679	€ 2,334	€ 4,186	€ 1,659	€ 678	€ 762	€ 483	€ 573	€ 7,026	€ 5,328
Western Europe	133,732	205,981	76,971	93,233	35,094	30,956	21,089	26,065	266,886	356,235
Africa	618	324	951	993	451	669	23	266	2,043	2,252
Asia/Pacific	8,517	13,035	30,493	29,315	4,515	6,143	2,403	3,077	45,928	51,570
North America	24,643	39,817	78,464	70,967	17,698	17,236	5,450	6,150	126,255	134,170
Central and South America	2,373	3,884	2,984	4,177	597	1,080	249	516	6,203	9,657
Other(1)	58	48	2,532	1,828	1,262	117	7	9	3,859	2,002

Total	€ 171,620	€ 265,423	€ 196,581	€ 202,172	€ 60,295	€ 56,963	€ 29,704	€ 36,656	€ 458,200	€ 561,214

(1) Includes supranational organizations and other exposures that have not been allocated to a single region. F-75

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Note 32 – Fair Value of Financial Instruments

       SFAS 107, “Disclosures about Fair Value of Financial Instruments,” requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

       The following are the estimated fair values of the Group’s financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying Amount		Fair Value

	December 31,

	2002	2001	2002	2001

	(€ in millions)
Financial Assets:
Cash and due from banks.	€ 8,979	€ 10,388	€ 8,979	€ 10,388
Interest-earning deposits with banks	25,691	37,986	25,715	38,086
Central bank funds sold and securities purchased under resale agreements and securities borrowed	155,258	144,003	155,302	144,007
Trading assets(1)	297,062	293,653	297,077	293,653
Securities available for sale	21,619	71,666	21,619	71,666
Other investments	4,504	6,221	4,504	6,225
Loans (excluding leases), net	163,002	256,194	165,486	259,235
Other financial assets	46,818	62,275	46,813	62,275
Financial Liabilities:
Noninterest-bearing deposits	30,558	29,731	30,558	29,731
Interest-bearing deposits	297,067	344,358	296,936	344,357
Trading liabilities	131,212	121,329	131,212	121,329
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	99,499	88,995	99,515	88,988
Other short-term borrowings	11,573	20,472	11,581	20,423
Other financial liabilities	46,718	68,950	46,693	68,950
Long-term debt(2)	107,158	170,984	108,414	172,138
Other positions:
Contingent liabilities.	33,976	39,171	33,976	39,171
Commitments to extend credit(3)	103,526	123,960	103,429	123,925

(1) Includes loans held for sale. (2) Includes trust preferred securities. (3) Includes commitments to extend guarantees and letters of credit. F-76

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Methods and Assumptions

       For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term:

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities
      For those components of the above listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

       Trading assets (including derivatives and excluding loans held for sale), trading liabilities and securities available for sale are carried at their fair values.

       Loans held for sale are accounted for at the lower of cost or market.

       For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. The fair value estimate of commitments to extend credit, standby and other letters of credit and guarantees included the unrealized gains and losses on those off-balance sheet positions and was generally determined in the same manner as loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

       Other financial assets consisted primarily of accounts receivable, accrued interest receivable, cash and cash margins with brokers and due from customers on acceptances.

       Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

       Other financial liabilities consisted primarily of accounts payable, accrued interest payable, accrued expenses and acceptances outstanding.

       The fair value of long-term debt and trust preferred securities was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Note 33 – Condensed Deutsche Bank AG (Parent Company Only) Financial Statements

  Condensed Statement of Income

	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Interest revenues, excluding dividends from subsidiaries.	€ 21,948	€ 29,996	€ 33,740
Dividends received from subsidiaries:
Banks	1,670	1,084	799
Nonbanks	3,934	902	615
Interest expense	20,761	27,995	32,440

Net interest and dividend revenues	€ 6,791	€ 3,987	€ 2,714
Provision for loan losses	1,310	285	203

Net interest and dividend revenues after provision for loan losses.	€ 5,481	€ 3,702	€ 2,511

Noninterest revenues:
Commissions and fees	2,830	3,183	3,275
Trading revenues, net	5,275	4,794	5,313
Other revenues	763	390	1,200

Total noninterest revenues	€ 8,868	€ 8,367	€ 9,788

Noninterest expenses:
Compensation and benefits	4,857	5,729	6,123
Other expenses	3,887	4,786	4,577
Services provided to affiliates, net	(560)	(249)	(167)

Total noninterest expenses	€ 8,184	€ 10,266	€ 10,533

Income before income taxes and equity in undistributed income of subsidiaries and affiliates	6,165	1,803	1,766
Income tax expense (benefit)	978	(14)	(518)

Income before cumulative effect of accounting changes	5,187	1,817	2,284
Cumulative effect of accounting changes, net of tax	—	(21)	—

Income before equity in undistributed income (loss) of subsidiaries and affiliates.	5,187	1,796	2,284
Equity in undistributed income (loss) of subsidiaries and affiliates	(4,790)	(1,629)	11,229

Net income	€ 397	€ 167	€ 13,513

F-78 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Balance Sheet
	December 31,

	2002	2001
	(€ in millions)
ASSETS
Cash and due from banks:
Bank subsidiaries	€ 1,728	€ 555
Other	3,659	4,544
Interest-bearing deposits with banks:
Bank subsidiaries.	38,095	41,341
Other	22,100	30,365
Securities borrowed and central bank funds sold and securities purchased under resale agreements:
Bank subsidiaries.	1,111	1,691
Nonbank subsidiaries	35,446	60,298
Other	79,075	62,771
Trading assets:
Bank subsidiaries	3,913	14,918
Nonbank subsidiaries.	10,661	1,588
Other	215,075	190,467
Securities available for sale	4,482	9,644
Other investments.	4,023	8,712
Investment in subsidiaries:
Bank subsidiaries	7,697	9,443
Nonbank subsidiaries	32,269	39,160
Loans, net:
Bank subsidiaries	2,895	4,677
Nonbank subsidiaries	80,530	105,732
Other	76,522	92,987
Other assets:
Bank subsidiaries	1,793	974
Nonbank subsidiaries	9,179	7,078
Other	26,956	28,989

Total assets	€ 657,209	€ 715,934

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Bank subsidiaries	€ 57,949	€ 61,618
Nonbank subsidiaries	51,946	60,461
Other	221,570	258,332
Trading liabilities:
Bank subsidiaries	3,175	7,327
Nonbank subsidiaries	2,433	729
Other	98,265	90,241
Securities loaned and central bank funds purchased and securities sold under repurchase agreements:
Bank subsidiaries	12,955	9,013
Nonbank subsidiaries	11,419	33,719
Other	42,643	36,277
Other short-term borrowings:
Bank subsidiaries	25	425
Nonbank subsidiaries	1,060	1,512
Other	6,683	5,517
Other liabilities:
Bank subsidiaries	1,009	538
Nonbank subsidiaries	3,365	3,587
Other	18,672	25,269
Long-term debt	93,771	81,176
Obligation to purchase common shares	278	—

Total liabilities	€ 627,218	€ 675,741

Total shareholders' equity	29,991	40,193

Total liabilities and shareholders' equity	€ 657,209	€ 715,934

F-79 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Statement of Cash Flows
	Year ended December 31,

	2002	2001	2000

	(€ in millions)
Cash flows from operating activities:
Net income	€ 397	€ 167	€ 13,513
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	1,310	285	203
Equity in undistributed income of subsidiaries	4,790	1,629	(11,229)
Deferred income taxes, net	(903)	(834)	(1,215)
Impairment, depreciation and other amortization and accretion	3,919	1,211	1,800
Share of net loss (income) from equity method investments	856	84	(303)
(Gains) losses on securities available for sale, other investments, loans and other	(1,424)	(752)	(264)
Cumulative effect of accounting changes, net of tax.	—	21	—
Other, net	(1)	(4)	(3)

Income adjusted for noncash charges, credits and other items	€ 8,944	€ 1,807	€ 2,502

Net change in:
Trading assets	(22,671)	18,507	(23,997)
Trading liabilities	5,576	(38,426)	7,730
Other assets	(1,544)	(11,228)	(1,735)
Other liabilities	(5,030)	3,861	4,133
Other, net	1,405	(716)	1,352

Net cash used in operating activities.	€ (13,320)	€ (26,195)	€ (10,015)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	11,511	33,394	(17,148)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	9,128	(667)	(24,515)
Loans	29,662	(14,003)	(46,713)
Investment in subsidiaries	3,847	(1,364)	(713)
Proceeds from:
Sale of securities available for sale	4,011	25,586	15,979
Maturities of securities available for sale	6,436	1,547	10,048
Sale of other investments, loans and other	8,495	3,084	1,485
Purchase of:
Securities available for sale	(6,480)	(16,321)	(27,290)
Other investments	(3,358)	(2,835)	(2,972)
Premises and equipment	(402)	(734)	(567)
Other, net	376	(173)	57

Net cash provided by (used in) investing activities	€ 63,226	€ 27,514	€ (92,349)

Cash flows from financing activities:
Net change in:
Deposits	(48,949)	1,832	86,456
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	(12,158)	(8,156)	11,935
Other short-term borrowings	480	(6,803)	(3,312)
Issuances of long-term debt	34,603	20,046	11,615
Repayments and extinguishment of long-term debt	(19,656)	(6,096)	(7,624)
Issuances of common shares	73	320	193
Purchases of treasury shares	(30,755)	(37,032)	(35,731)
Sale of treasury shares	28,665	36,024	35,514
Cash dividends paid.	(800)	(801)	(706)
Other, net	(807)	630	(288)

Net cash (used in) provided by financing activities	€ (49,304)	€ (36)	€ 98,052

Net effect of exchange rate changes on cash and due from banks	(314)	(25)	2,786

Net increase (decrease) in cash and due from banks.	€ 288	€ 1,258	€ (1,526)
Cash and due from banks, beginning of the year	5,099	3,841	5,367

Cash and due from banks, end of the year	€ 5,387	€ 5,099	€ 3,841

Interest paid	€ 21,111	€ 30,993	€ 30,280

Income taxes paid, net.	€ (521)	€ 563	€ 897

Noncash investing activities:
Transfer from available for sale securities to trading assets	€ —	€ 22,101	€ 507

Transfer from trading assets to available for sale securities	€ —	€ 4,326	€ —

F-80
DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) The following table is a summary of the Parent Company’s long-term debt:
By remaining maturities	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due After 2007	December 31, 2002 Total	December 31, 2001 Total

	(€ in millions)
Senior debt:
Bonds and notes:
Fixed rate	€ 4,632	€ 5,810	€ 4,730	€ 5,143	€ 3,820	€ 24,501	€ 48,636	€ 49,402
Floating rate	5,625	7,053	5,285	5,537	1,857	10,840	36,197	23,072
Subordinated debt:
Bonds and notes:
Fixed rate	2,421	240	5	1,117	601	3,898	8,282	7,813
Floating rate	—	—	—	—	135	521	656	889

Total	€ 12,678	€ 13,103	€ 10,020	€ 11,797	€ 6,413	€ 39,760	€ 93,771	€ 81,176

  Note 34 – Litigation

       Due to the nature of its business, the Group is involved in litigation and arbitration proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Group does not believe that the outcome of these proceedings will have a material adverse effect on the Group’s financial condition or results of operations.

       On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. (“DBSI”), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things (i) to pay € 48 million, of which € 24 million is a civil penalty and € 24 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute € 24 million spread over five years to provide third-party research to clients, (iv) to contribute € 5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors.

  Note 35 – Terrorist Attacks in the United States

       As a result of the terrorist attacks in the United States on September 11, 2001, the Group’s office buildings located at 130 Liberty Street and 4 Albany Street in New York were damaged. The Group’s employees located at these office buildings, in addition to employees located in leased properties at 4 World Trade Center and 14 - 16 Wall Street were relocated to contingency premises.

       The Group is evaluating the future plans for the buildings located at 130 Liberty Street and 4 Albany Street, both of which were severely damaged due to the destruction of the World Trade Center. The leased property and all leasehold improvements at 4 World Trade Center were destroyed. Employees have re-occupied the premises at 14-16 Wall Street.

       Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged and relocation expenses. The Group also continues to evaluate the costs that it may incur in the future to resolve the damage to its buildings adjacent to the World Trade

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Center site. The Group has and will continue to make claims for its costs related to the terrorist attacks, including those related to business interruption, through its insurance policies. These policies have coverage limits of U.S. $ 1.7 billion in total damages and a U.S. $ 750 million sub-limit for business interruption, service interruption and extra expenses. As of December 31, 2002, the Group has received advance payments on its insurance recoveries of approximately U.S. $ 232 million, which were applied against previously established receivables, and a commitment for additional advance payments of U.S. $ 50 million.

       The Group believes that it will recover substantially all of its costs under its insurance policies, but there can be no assurance that all of the costs incurred, losses from business interruption, losses from service interruption or extra expenses will be paid by the insurance carriers, as they may dispute portions of the Group’s claims. For the years ended December 31, 2002 and 2001, no losses have been recorded by the Group.

  Note 36 – Condensed Consolidating Financial Information

       On June 4, 1999, Deutsche Bank, acting through a subsidiary, acquired all outstanding shares of Deutsche Bank Trust Corporation (formerly Bankers Trust Corporation), a bank holding company headquartered in New York. Deutsche Bank conducts some of its activities in the United States through Deutsche Bank Trust Corporation and its subsidiaries (“DBTC”).

       On July 10, 2002, Deutsche Bank issued full and unconditional guarantees of DBTC’s outstanding SEC-registered obligations. DBTC is a wholly-owned subsidiary of Deutsche Bank. Set forth below is condensed consolidating financial information regarding the Parent, DBTC and other subsidiaries of Deutsche Bank on a combined basis.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Condensed Consolidating Statement of Income

  Year ended December 31, 2002
  (  € in millions)

	Parent	DBTC	Other Subsidiaries	Consolidating Entries	Deutsche Bank AG Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€ 27,552	€ 1,199	€ 24,644	€ (17,614)	€ 35,781
Interest expense	20,761	791	18,189	(11,146)	28,595

Net interest and dividend revenues	€ 6,791	€408	€ 6,455	€ (6,468)	7,186
Provision for loan losses	1,310	268	487	26	2,091

Net interest and dividend revenues after provision for loan losses	€ 5,481	€ 140	€ 5,968	€ (6,494)	€ 5,095
Noninterest revenues
Commissions and fees, including insurance premiums.	2,830	908	7,840	—	11,578
Trading revenues, net.	5,275	23	(1,017)	(257)	4,024
Net gains on securities available for sale	371	5	2,989	158	3,523
Other revenues	(4,398)	520	2,638	1,476	236

Total noninterest revenues.	€ 4,078	€ 1,456	€ 12,450	€ 1,377	€ 19,361

Noninterest expenses
Compensation and benefits	4,857	797	5,874	(170)	11,358
Other expenses	3,327	871	5,527	(176)	9,549

Total noninterest expenses	€ 8,184	€ 1,668	€ 11,401	€ (346)	€ 20,907

Income before income tax expense (benefit) and cumulative effect of accounting changes	1,375	(72)	7,017	(4,771)	3,549
Income tax expense (benefit)	978	(1)	600	1,612	3,189

Income before cumulative effect of accounting changes, net of tax	397	(71)	6,417	(6,383)	360
Cumulative effect of accounting changes, net of tax	—	(60)	37	60	37

Net income (loss)	€ 397	€ (131)	€ 6,454	€ (6,323)	€ 397

F-83 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Consolidating Statement of Income Year ended December 31, 2001 (€ in millions)
	Parent	DBTC	Other Subsidiaries	Consolidating Entries	Deutsche Bank AG Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€ 31,982	€ 2,828	€ 35,677	€(16,848)	€ 53,639
Interest expense	27,995	2,148	29,889	(15,013)	45,019

Net interest and dividend revenues	€ 3,987	€ 680	€ 5,788	€ (1,835)	€ 8,620
Provision for loan losses.	285	333	406	—	1,024

Net interest and dividend revenues after provision for loan losses	€ 3,702	€ 347	€ 5,382	€ (1,835)	€ 7,596
Noninterest revenues
Commissions and fees, including insurance premiums.	3,183	1,112	9,149	—	13,444
Trading revenues, net.	4,794	51	1,074	112	6,031
Net gains on securities available for sale	93	—	1,423	—	1,516
Other revenues	(1,332)	759	2,095	(1,592)	(70)

Total noninterest revenues.	€ 6,738	€ 1,922	€ 13,741	€ (1,480)	€ 20,921

Noninterest expenses
Compensation and benefits	5,729	833	6,883	(85)	13,360
Other expenses	4,537	1,062	10,702	(2,947)	13,354

Total noninterest expenses	€ 10,266	€ 1,895	€ 17,585	€ (3,032)	€ 26,714

Income before income tax expense (benefit) and cumulative effect of accounting changes	174	374	1,538	(283)	1,803
Income tax expense (benefit)	(14)	65	1,444	(66)	1,429

Income before cumulative effect of accounting changes, net of tax	188	309	94	(217)	374
Cumulative effect of accounting changes, net of tax	(21)	—	(186)	—	(207)

Net income (loss)	€ 167	€ 309	€ (92)	€ (217)	€ 167

F-84 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Consolidating Statement of Income Year ended December 31, 2000 (€ in millions)
	Parent	DBTC	Other Subsidiaries	Consolidating Entries	Deutsche Bank AG Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€ 35,154	€ 3,872	€ 34,218	€(18,113)	€ 55,131
Interest expense	32,440	3,183	27,161	(14,681)	48,103

Net interest and dividend revenues	€ 2,714	€ 689	€ 7,057	€ (3,432)	€ 7,028
Provision for loan losses	203	(20)	336	(41)	478

Net interest and dividend revenues after provision for loan losses	€ 2,511	€ 709	€ 6,721	€ (3,391)	€ 6,550
Noninterest revenues
Commissions and fees, including insurance premiums.	3,275	1,327	5,926	4,002	14,530
Trading revenues, net.	5,313	145	2,221	(54)	7,625
Net gains on securities available for sale	141	48	3,315	166	3,670
Other revenues	12,288	809	(10,259)	(1,212)	1,626

Total noninterest revenues.	€ 21,017	€ 2,329	€ 1,203	€ 2,902	€ 27,451

Noninterest expenses
Compensation and benefits	6,123	931	6,472	—	13,526
Other expenses	4,410	1,148	4,642	3,406	13,606

Total noninterest expenses	€ 10,533	€ 2,079	€ 11,114	€ 3,406	€ 27,132

Income before income tax expense (benefit) and cumulative effect of accounting changes	12,995	959	(3,190)	(3,895)	6,869
Income tax expense (benefit)	(518)	413	(6,180)	(359)	(6,644)

Income before cumulative effect of accounting changes, net of tax	13,513	546	2,990	(3,536)	13,513
Cumulative effect of accounting changes, net of tax	—	—	—	—	—

Net income (loss)	€ 13,513	€ 546	€ 2,990	€ (3,536)	€ 13,513

F-85 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Consolidating Balance Sheet December 31, 2002 (€ in millions)
	Parent	DBTC	Other Subsidiaries	Consolidating Entries	Deutsche Bank AG Consolidated

ASSETS
Cash and due from banks	€ 5,387	€ 2,039	€ 5,183	€ (3,630)	€ 8,979
Interest-earning deposits with banks	60,195	4,599	114,204	(153,307)	25,691
Securities borrowed and central bank funds sold and securities purchased under resale agreements	115,632	12,149	112,563	(85,086)	155,258
Trading assets	229,649	10,108	84,445	(27,140)	297,062
Securities available for sale	4,482	229	16,954	(46)	21,619
Other investments	43,989	—	14,496	(47,717)	10,768
Loans, net	159,947	18,970	128,309	(139,923)	167,303
Other assets	37,928	7,675	55,721	(29,649)	71,675

Total assets.	€ 657,209	€ 55,769	€ 531,875	€(486,498)	€ 758,355

LIABILITIES
Deposits	€ 331,465	€ 17,231	€ 136,364	€(157,435)	€ 327,625
Trading liabilities	103,873	2,761	51,132	(26,554)	131,212
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	67,017	5,097	102,546	(75,161)	99,499
Other short-term borrowings	7,768	13,284	85,606	(95,085)	11,573
Other liabilities	23,324	5,696	49,169	(26,892)	51,297
Long-term debt and trust preferred securities	93,771	7,336	65,533	(59,482)	107,158

Total liabilities.	€ 627,218	€ 51,405	€ 490,350	€ (440,609)	€ 728,364
Total shareholders’ equity	29,991	4,364	41,525	(45,889)	29,991

Total liabilities and shareholders’ equity	€ 657,209	€ 55,769	€ 531,875	€(486,498)	€ 758,355

F-86 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Consolidating Balance Sheet December 31, 2001 (€ in millions)
	Parent	DBTC	Other Subsidiaries	Consolidating Entries	Deutsche Bank AG Consolidated

ASSETS
Cash and due from banks	€ 5,099	€ 1,247	€ 6,198	€ (2,156)	€ 10,388
Interest-earning deposits with banks	71,706	5,243	122,685	(161,648)	37,986
Securities borrowed and central bank funds sold and securities purchased under resale agreements	124,760	9,835	135,726	(126,318)	144,003
Trading assets	206,973	15,187	93,867	(22,374)	293,653
Securities available for sale	9,644	288	61,783	(49)	71,666
Other investments	57,315	—	4,442	(49,760)	11,997
Loans, net	203,396	25,924	222,957	(192,439)	259,838
Other assets	37,041	9,834	66,777	(24,961)	88,691

Total assets	€ 715,934	€ 67,558	€ 714,435	€ (579,705)	€ 918,222

LIABILITIES
Deposits	€ 380,411	€ 19,353	€ 155,208	€(180,883)	€ 374,089
Trading liabilities	98,297	2,640	43,946	(23,554)	121,329
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	79,009	6,325	127,371	(123,710)	88,995
Other short-term borrowings	7,454	15,168	99,657	(101,807)	20,472
Other liabilities	29,394	6,772	84,780	(18,786)	102,160
Long-term debt and trust preferred securities	81,176	12,107	160,128	(82,427)	170,984

Total liabilities	€ 675,741	€ 62,365	€ 671,090	€ (531,167)	€ 878,029
Total shareholders’ equity	40,193	5,193	43,345	(48,538)	40,193

Total liabilities and shareholders’ equity	€ 715,934	€ 67,558	€ 714,435	€(579,705)	€ 918,222

F-87 DEUTSCHE BANK AKTIENGESELLSCHAFT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued) Condensed Consolidating Statement of Cash Flows Year ended December 31, 2002 (€ in millions)
	Parent	DBTC	Other(1) Subsidiaries	Deutsche Bank AG Consolidated

Net cash (used in) provided by operating activities.	€(13,320)	€ 6,547	€ 5,990	€ (783)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	11,511	(120)	(3,591)	7,800
Securities borrowed and central bank funds sold and securities purchased under resale agreements	9,128	(3,744)	(16,639)	(11,255)
Loans	29,662	506	(20,534)	9,634
Investment in subsidiaries	3,847	—	(3,847)	—
Proceeds from:
Sale of securities available for sale	4,011	5	21,819	25,835
Maturities of securities for sale	6,436	11	1,284	7,731
Sale of other investments, loans and other	8,495	—	6,819	15,314
Purchase of:
Securities available for sale	(6,480)	(1)	(15,983)	(22,464)
Other investments	(3,358)	—	(1,116)	(4,474)
Loans	—	—	(2,364)	(2,364)
Premises and equipment	(402)	(90)	(1,204)	(1,696)
Net cash received for business combinations/divestitures	—	—	(1,110)	(1,110)
Other, net	376	5	306	687

Net cash provided by (used in) investing activities	€ 63,226	€(3,428)	€(36,160)	€ 23,638

Cash flows from financing activities:
Net change in:
Deposits	(48,949)	704	6,967	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	(12,158)	4	19,757	7,603
Other short-term borrowings	480	67	(273)	274
Issuances of long-term debt	34,603	—	5,642	40,245
Repayments and extinguishments of long-term debt	(19,656)	(2,783)	(4,762)	(27,201)
Issuances of common shares	73	—	—	73
Purchases of treasury shares	(30,755)	—	—	(30,755)
Sale of treasury shares	28,665	—	—	28,665
Cash dividends paid.	(800)	—	—	(800)
Other, net	(807)	(118)	470	(455)

Net cash (used in) provided by financing activities	€(49,304)	€(2,126)	€ 27,801	€(23,629)
Net effect of exchange rate changes on cash and due from banks.	(314)	(20)	(301)	(635)

Net increase (decrease) in cash and due from banks	€ 288	€ 973	€ (2,670)	€ (1,409)
Cash and due from banks, beginning of year	5,099	1,066	4,223	10,388

Cash and due from banks, end of year	€ 5,387	€ 2,039	€ 1,553	€ 8,979

Interest paid	€ 21,111	€ 999	€ 9,239	€ 31,349

Income taxes paid, net	€ (521)	€ 22	€ 927	€ 408

  (1) This column includes amounts for other subsidiaries and intercompany cash flows.

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Condensed Consolidating Statement of Cash Flows

  Year ended December 31, 2001
  (  € in millions)

	Parent	DBTC	Other(1) Subsidiaries	Deutsche Bank AG Consolidated

Net cash (used in) provided by operating activities	€ (26,195)	€ (3,771)	€ 16,755	€ (13,211)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	33,394	4,759	(28,921)	9,232
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(667)	(499)	(13,655)	(14,821)
Loans	(14,003)	(1,614)	21,419	5,802
Investment in subsidiaries	(1,364)	—	1,364	—
Proceeds from:
Sale of securities available for sale	25,586	13	15,529	41,128
Maturities of securities for sale	1,547	35	1,164	2,746
Sale of other investments, loans and other	3,084	—	21,212	24,296
Purchase of:
Securities available for sale	(16,321)	(40)	(17,928)	(34,289)
Other investments	(2,835)	—	(5,141)	(7,976)
Loans	—	—	(8,903)	(8,903)
Premises and equipment	(734)	(157)	(2,798)	(3,689)
Net cash received for business combinations/divestitures	—	—	924	924
Other, net	(173)	18	1,113	958

Net cash provided by (used in) investing activities	€ 27,514	€ 2,515	€ (14,621)	€ 15,408

Cash flows from financing activities:
Net change in:
Deposits	1,832	1,641	19,075	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements.	(8,156)	(111)	(7,829)	(16,096)
Other short-term borrowings	(6,803)	701	(9,049)	(15,151)
Issuances of long-term debt	20,046	304	12,608	32,958
Repayments and extinguishments of long-term debt	(6,096)	(2,186)	(14,602)	(22,884)
Issuances of common shares	320	—	—	320
Purchases of treasury shares	(37,032)	—	—	(37,032)
Sale of treasury shares	36,024	—	—	36,024
Cash dividends paid	(801)	—	—	(801)
Other, net	630	(7)	(1,145)	(522)

Net cash (used in) provided by financing activities	€ (36)	€ 342	€ (942)	€ (636)
Net effect of exchange rate changes on cash and due from banks	(25)	3	347	325

Net increase (decrease) in cash and due from banks	€ 1,258	€ (911)	€ 1,539	€ 1,886
Cash and due from banks, beginning of year	3,841	2,158	2,503	8,502

Cash and due from banks, end of year	€ 5,099	€ 1,247	€ 4,042	€ 10,388

Interest paid	€ 30,993	€ 3,010	€ 14,096	€ 48,099

Income taxes paid, net	€ 563	€ 27	€ 661	€ 1,251

  (1) This column includes amounts for other subsidiaries and intercompany cash flows

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS–(Continued)

  Condensed Consolidating Statement of Cash Flows

  Year ended December 31, 2000
  (  € in millions)

	Parent	DBTC	Other(1) Subsidiaries	Deutsche Bank AG Consolidated

Net cash used in operating activities	€ (10,015)	€ (3,564)	€ (19,757)	€ (33,336)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	(17,148)	(4,360)	10,270	(11,238)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(24,515)	986	52,442	28,913
Loans	(46,713)	5,066	13,583	(28,064)
Investment in subsidiaries	(713)	—	713	—
Proceeds from:
Sale of securities available for sale	15,979	635	26,444	43,058
Maturities of securities for sale	10,048	2,397	4,924	17,369
Sale of other investments, loans and other	1,485	—	19,760	21,245
Purchase of:
Securities available for sale	(27,290)	(280)	(27,893)	(55,463)
Other investments	(2,972)	—	(4,730)	(7,702)
Loans	—	—	(7,586)	(7,586)
Premises and equipment	(567)	(176)	(1,421)	(2,164)
Net cash received for business combinations/divestitures	—	76	(1,172)	(1,096)
Other, net	57	20	175	252

Net cash provided by (used in) investing activities	€ (92,349)	€ 4,364	€ 85,509	€ 2,476

Cash flows from financing activities:
Net change in:
Deposits	86,456	(8,590)	(64,243)	13,623
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	11,935	56	(24,620)	(12,629)
Other short-term borrowings.	(3,312)	6,286	6,594	9,571
Issuances of long-term debt	11,615	2,867	46,751	61,233
Repayments and extinguishments of long-term debt	(7,624)	(2,329)	(30,418)	(40,371)
Issuances of common shares	193	—	—	193
Redemptions and repurchases of preferred shares	—	(399)	399	—
Purchases of treasury shares	(35,731)	—	—	(35,731)
Sale of treasury shares	35,514	—	—	35,514
Cash dividends paid	(706)	(20)	20	(706)
Other, net	(288)	(31)	(345)	(664)

Net cash (used in) provided by financing activities.	€ 98,052	€ (2,157)	€ (65,862)	€ 30,033
Net effect of exchange rate changes on cash and due from banks.	2,786	(18)	(58)	2,710

Net decrease in cash and due from banks.	€ (1,526)	€ (1,375)	€ (168)	€ (3,069)
Cash and due from banks, beginning of year	5,367	3,421	2,783	11,571

Cash and due from banks, end of year.	€ 3,841	€ 2,046	€ 2,615	€ 8,502

Interest paid	€ 30,280	€ 4,601	€ 11,369	€ 46,250

Income taxes paid, net.	€ 897	€ 7	€ 915	€ 1,819

(1) This column includes amounts for other subsidiaries and intercompany cash flows F-90

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION

  Financial Condition

       The following table presents the Group’s average balance sheet and net interest revenues for the periods specified. The average balances for each year are calculated based upon month-end balances for December of the preceding year and for each month of the year except January. The allocations of the assets and liabilities between German and non-German offices is based on the location of the Group’s entity on the books of which it carries the asset or liability. Categories of loans include nonaccrual loans.

	Average Balance Sheet and Net Interest Revenues (€ in millions, except percentages)

	Year ended December 31,
	2002			2001			2000

	Average Balance	Interest	Average Yield/ Rate (%)	Average Balance	Interest	Average Yield/ Rate (%)	Average Balance	Interest	Average Yield/ Rate (%)

ASSETS
Interest-earning deposits with banks:
In German offices	€ 10,173	€ 335	3.29%	€ 12,735	€ 788	6.19%	€ 7,873	€ 472	6.00%
In non-German offices	19,775	1,134	5.74	30,360	2,124	7.00	37,314	1,831	4.91

Total interest-bearing deposits with banks	29,948	1,469	4.91	43,095	2,912	6.76	45,187	2,303	5.10

Central bank funds sold and securities purchased under resale agreements:
In German offices	15,743	587	3.73	12,529	628	5.01	14,674	746	5.08
In non-German offices	126,335	5,992	4.74	110,570	7,598	6.87	77,400	7,261	9.38

Total central bank funds sold and securities purchased under resale agreements	142,078	6,579	4.63	123,099	8,226	6.68	92,074	8,007	8.70

Securities borrowed:
In German offices	412	5	1.23	3,268	179	5.48	234	20	8.55
In non-German offices	61,391	2,804	4.57	79,195	5,148	6.50	99,135	6,624	6.68

Total securities borrowed	61,803	2,809	4.55	82,463	5,327	6.46	99,369	6,644	6.69
Trading assets:
In German offices	34,068	1,744	5.12	44,738	3,035	6.78	65,928	3,008	4.56
In non-German offices	220,275	9,634	4.37	197,638	12,536	6.34	172,385	11,431	6.63

Total trading assets	254,343	11,378	4.47	242,376	15,571	6.42	238,313	14,439	6.06

Securities available for sale and other investments:
In German offices	36,057	1,066	2.96	68,723	2,728	3.97	65,337	2,175	3.33
In non-German offices	18,975	576	3.03	26,126	983	3.76	38,465	1,181	3.07

Total securities available for sale	55,032	1,642	2.98	94,849	3,711	3.91	103,802	3,356	3.23

Loans:
In German offices	131,336	7,152	5.45	163,128	9,781	6.00	166,619	10,742	6.45
In non-German offices	97,120	4,589	4.72	116,974	7,838	6.70	143,282	9,395	6.56

Total loans	228,456	11,741	5.14	280,102	17,619	6.29	309,901	20,137	6.50

Other interest-earning assets:
In German offices	359	9	2.62	1,346	76	5.65	861	66	7.67
In non-German offices	9,115	154	1.68	10,397	197	1.89	9,007	179	1.99

Total other interest-earning Assets	9,474	163	1.72	11,743	273	2.32	9,868	245	2.48

Total Interest-Earning Assets	€781,134	€ 35,781	4.58%	€877,727	€53,639	6.11%	€ 898,514	€55,131	6.14%

Cash and due from banks	10,338			11,789			13,780
Noninterest-earning trading assets:
In German offices	18,479			13,306			23,085
In non-German offices	40,694			42,977			44,593
All other assets	80,487			83,523			82,640
Allowance for loan losses	(4,919)			(6,165)			(7,564)

Total Assets	€926,213			€1,023,157			€1,055,048

% of assets attributable to non- German offices	72%			67%			64%

S-1
	Year ended December 31,

	2002			2001			2000

	Average Balance	Interest	Average Yield/ Rate (%)	Average Balance	Interest	Average Yield/ Rate (%)	Average Balance	Interest	Average Yield/ Rate (%)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits:
In German offices:
Time deposits	€ 41,881	€ 1,380	3.29%	€ 46,419	€ 1,148	2.47%	€ 47,973	€ 1,730	3.61%
Savings deposits	24,428	678	2.77	25,123	840	3.34	24,124	702	2.91
Demand deposits	29,679	604	2.04	29,234	1,181	4.04	49,208	1,445	2.94

Total in German offices	95,988	2,662	2.77	100,776	3,169	3.14	121,305	3,877	3.20

In non-German offices:
Time deposits	148,571	4,219	2.84	184,855	8,041	4.35	183,378	9,622	5.25
Savings deposits	8,120	146	1.80	9,433	367	3.89	9,927	398	4.01
Demand deposits	77,362	2,292	2.96	56,685	4,147	7.32	56,299	3,000	5.33

Total in non-German offices	234,053	6,657	2.84	250,973	12,555	5.00	249,604	13,020	5.22

Total interest-bearing deposits	330,041	9,319	2.82	351,749	15,724	4.47	370,909	16,897	4.56

Trading liabilities:
In German offices	16,397	663	4.04	14,384	1,033	7.18	28,080	2,486	8.85
In non-German offices	63,352	3,747	5.91	59,923	4,690	7.83	68,617	3,799	5.54

Total trading liabilities	79,749	4,410	5.53	74,307	5,723	7.70	96,697	6,285	6.50

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	8,619	291	3.37	12,322	914	7.42	11,838	871	7.36
In non-German offices	135,408	6,758	4.99	122,982	9,915	8.06	109,997	10,108	9.19

Total central bank funds purchased and securities sold under repurchase agreements	144,027	7,049	4.89	135,304	10,829	8.00	121,835	10,979	9.01

Securities loaned:
In German offices	662	17	2.56	2,819	144	5.11	686	55	8.02
In non-German offices	10,744	563	5.24	21,496	1,758	8.18	36,949	2,106	5.70

Total securities loaned	11,406	580	5.09	24,315	1,902	7.82	37,635	2,161	5.74

Other short-term borrowings:
In German offices	603	20	3.41	911	79	8.67	1,292	99	7.66
In non-German offices	19,994	685	3.42	34,514	1,557	4.51	37,380	2,609	6.98

Total other short-term borrowings	20,597	705	3.42	35,425	1,636	4.62	38,672	2,708	7.00

Long-term debt:(1)
In German offices	58,117	2,587	4.45	77,142	4,366	5.66	72,633	4,367	6.01
In non-German offices	85,706	3,945	4.60	85,468	4,839	5.66	77,486	4,706	6.07

Total long-term debt	143,823	6,532	4.54	162,610	9,205	5.66	150,119	9,073	6.04

Total Interest-Bearing Liabilities	€729,643	€ 28,595	3.92%	€ 783,710	€45,019	5.74%	€ 815,867	€ 48,103	5.90%

Noninterest-bearing deposits	27,282			29,264			28,586
Noninterest-bearing trading liabilities:
In German offices	17,556			15,087			25,635
In non-German offices	37,165			33,672			42,829
All other noninterest-bearing liabilities	77,778			119,330			107,625
Shareholders’ equity	36,789			42,094			34,506

Total Liabilities and Shareholders’ Equity	€926,213			€1,023,157			€1,055,048
% of liabilities attributable to non-German offices	73%			70%			68%
Rate spread	0.66%			0.37%			0.24%
Net interest margin (net interest revenues to total interest earning assets):
In German offices	2.04%			2.45%			1.70%
In non-German offices	0.46%			0.19%			0.27%
Total	0.92%			0.98%			0.78%

  (1) Includes trust preferred securities

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

       The following table sets forth changes in net interest revenues on assets and liabilities between the periods specified. It also indicates, for each category of assets and liabilities, how much of the change in net interest revenues arose from changes in the volume of the category of assets or liabilities and how much arose from changes in the interest rate applicable to the category. Changes due to a combination of volume and rate are allocated proportionally.

	Year ended December 31,

	2002 over 2001			2001 over 2000
	Due to changes in:			Due to changes in:

	Net Change	Volume	Rate	Net Change	Volume	Rate

	(€ in millions)
Consolidated:
Interest revenues:
Interest-earning deposits with banks	€ (1,443)	€ (789)	€ (654)	€ 609	€ (86)	€ 695
Central bank funds sold and securities purchased under resale agreements	(1,647)	1,105	(2,752)	219	2,495	(2,276)
Securities borrowed	(2,518)	(1,055)	(1,463)	(1,317)	(1,132)	(185)
Trading assets	(4,193)	680	(4,873)	1,132	464	668
Securities available for sale and other investments	(2,069)	(1,320)	(749)	355	(312)	667
Loans	(5,878)	(3,006)	(2,872)	(2,518)	(1,979)	(539)
Other	(110)	(61)	(49)	28	58	(30)

Total interest revenues	(17,858)	(4,446)	(13,412)	(1,492)	(492)	(1,000)

Interest expense:
Interest-bearing deposits	(6,405)	(939)	(5,466)	(1,173)	(648)	(525)
Trading liabilities	(1,313)	397	(1,710)	(562)	(1,576)	1,014
Central bank funds purchased and securities sold under repurchase agreements	(3,780)	680	(4,460)	(150)	1,177	(1,327)
Securities loaned	(1,322)	(761)	(561)	(259)	(953)	694
Other short-term borrowings	(931)	(542)	(389)	(1,072)	(488)	(584)
Long-term debt(1)	(2,673)	(925)	(1,748)	132	728	(596)

Total interest expense	(16,424)	(2,090)	(14,334)	(3,084)	(1,760)	(1,324)

Net change in net interest revenues	€ (1,434)	€(2,356)	€ 922	€ 1,592	€ 1,268	€ 324

German offices:
Interest revenues:
Interest-earning deposits with banks	€ (453)	€ (136)	€ (317)	€ 316	€ 300	€ 16
Central bank funds sold and securities purchased under resale agreements	(41)	141	(182)	(118)	(108)	(10)
Securities borrowed	(174)	(92)	(82)	159	169	(10)
Trading assets	(1,291)	(634)	(657)	27	(1,154)	1,181
Securities available for sale and other investments	(1,662)	(1,081)	(581)	553	117	436
Loans	(2,629)	(1,788)	(841)	(961)	(221)	(740)
Other	(67)	(39)	(28)	10	30	(20)

Total interest revenues	(6,317)	(3,629)	(2,688)	(14)	(867)	853

Interest expense:
Interest-bearing deposits	(507)	(147)	(360)	(708)	(726)	18
Trading liabilities	(370)	141	(511)	(1,453)	(1,048)	(405)
Central bank funds purchased and securities sold under repurchase agreements	(623)	(221)	(402)	43	10	33
Securities loaned	(127)	(77)	(50)	89	115	(26)
Other short-term borrowings	(59)	(21)	(38)	(20)	(165)	145
Long-term debt(1)	(1,779)	(951)	(828)	(1)	263	(264)

Total interest expense	(3,465)	(1,276)	(2,189)	(2,050)	(1,551)	(499)

Net change in net interest revenues	€ (2,852)	€(2,353)	€ (499)	€ 2,036	€ 684	€1,352

(1) Includes trust preferred securities S-3 DEUTSCHE BANK AKTIENGESELLSCHAFT SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)
	Year ended December 31,

	2002 over 2001			2001 over 2000
	Due to changes in:			Due to changes in:

	Net Change	Volume	Rate	Net Change	Volume	Rate

	(€ in millions)
Non-German offices:
Interest revenues:
Interest-earning deposits with banks	€ (990)	€ (653)	€ (337)	€ 293	€ (386)	€ 679
Central bank funds sold and securities purchased under resale agreements	(1,606)	964	(2,570)	337	2,603	(2,266)
Securities borrowed	(2,344)	(963)	(1,381)	(1,476)	(1,301)	(175)
Trading assets	(2,902)	1,314	(4,216)	1,105	1,618	(513)
Securities available for sale and other investments	(407)	(239)	(168)	(198)	(429)	231
Loans	(3,249)	(1,218)	(2,031)	(1,557)	(1,758)	201
Other	(43)	(22)	(21)	18	28	(10)

Total interest revenues	(11,541)	(817)	(10,724)	(1,478)	375	(1,853)

Interest expense:
Interest-bearing deposits	(5,898)	(792)	(5,106)	(465)	78	(543)
Trading liabilities	(943)	256	(1,199)	891	(528)	1,419
Central bank funds purchased and securities sold under repurchase agreements	(3,157)	901	(4,058)	(193)	1,167	(1,360)
Securities loaned	(1,195)	(684)	(511)	(348)	(1,068)	720
Other short-term borrowings	(872)	(521)	(351)	(1,052)	(323)	(729)
Long-term debt(1)	(894)	26	(920)	133	465	(332)

Total interest expense	(12,959)	(814)	(12,145)	(1,034)	(209)	(825)

Net change in net interest revenues	€ 1,418	€ (3)	€ 1,421	€ (444)	€ 584	€ (1,028)

(1) Includes trust preferred securities S-4

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

  Loans Outstanding

       The following three tables provide more detailed information on the loan portion of the Group’s credit exposures. The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

	As of December 31,

	2002	2001	2000	1999	1998

	(€ in millions)
German:
Banks and insurance	€ 1,600	€ 7,444	€ 11,068	€ 5,900	€ 6,881
Manufacturing	9,388	12,612	13,507	13,181	13,656
Households (excluding mortgages).	13,768	13,509	13,920	13,782	13,851
Households-mortgages	25,226	35,283	34,593	34,600	30,702
Public sector	1,750	20,752	22,531	22,078	20,716
Wholesale and retail trade	4,549	6,559	8,865	9,677	12,454
Commercial real estate activities	15,841	28,311	24,695	22,267	21,836
Lease financing	416	436	3,107	3,020	3,370
Other	15,898	22,878	27,907	31,251	31,575

Total German	€ 88,436	€147,784	€160,193	€155,756	€155,041

Non-German(1):
Banks and insurance	€ 9,120	€ 12,465	€ 25,919	€ 30,342	€ 22,240
Manufacturing	13,157	19,490	21,253	21,003	14,292
Households (excluding mortgages).	6,937	7,873	8,832	7,993	3,965
Households-mortgages	7,276	6,503	1,112	2,690	1,807
Public sector	2,834	2,906	3,144	3,118	3,598
Wholesale and retail trade	9,918	9,200	12,680	9,816	6,219
Commercial real estate activities	2,519	7,306	7,864	5,438	3,357
Lease financing	3,905	3,263	4,500	2,901	1,540
Other	27,768	49,297	37,133	23,901	13,285

Total non-German	83,434	118,303	122,437	107,202	70,303

Gross loans	171,870	266,087	282,630	262,958	225,344
Less: unearned income	250	664	1,225	1,504	668

Total	€171,620	€265,423	€281,405	€261,454	€224,676

  (1) For 2001 certain exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

  Loan Maturities and Sensitivity to Changes in Interest Rates

       The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2002.

	As of December 31, 2002

	Within one year	After one but within five years	After five years	Total

	(€ in millions)
German:
Banks and insurance	€ 514	€ 283	€ 803	€ 1,600
Manufacturing	5,862	2,424	1,102	9,388
Households (excluding mortgages)	4,025	3,779	5,964	13,768
Households-mortgages	1,740	4,685	18,801	25,226
Public sector	1,018	203	529	1,750
Wholesale and retail trade	3,417	648	484	4,549
Commercial real estate activities	5,035	3,515	7,291	15,841
Other	8,325	3,671	3,902	15,898

Total German	€ 29,936	€ 19,208	€ 38,876	€ 88,020

Non-German:
Banks and insurance	€ 6,508	€ 2,469	€ 143	€ 9,120
Manufacturing	6,331	3,983	2,843	13,157
Households (excluding mortgages)	4,344	2,358	235	6,937
Households-mortgages	1,663	1,187	4,426	7,276
Public sector	2,256	370	208	2,834
Wholesale and retail trade	8,654	1,133	131	9,918
Commercial real estate activities	1,328	905	286	2,519
Other	16,527	8,485	2,756	27,768

Total non-German	47,611	20,890	11,028	79,529

Gross loans	77,547	40,098	49,904	167,549
Less: unearned income	81	137	12	230

Total	€ 77,466	€ 39,961	€ 49,892	€167,319

      The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) on December 31, 2002 that had residual maturities after one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

	After one but within five years	After five years	Total

	(€ in millions)
Fixed rate loans	€ 28,426	€42,274	€ 70,700
Floating or adjustable rate loans	11,535	7,618	19,153

Total	€ 39,961	€49,892	€ 89,853

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

  Foreign Outstandings

       The following tables list only those countries for which the cross border outstandings exceeded 0.75% of the Group’s total assets at December 31, 2002, 2001, and 2000. At December 31, 2002, there were no outstandings that exceeded 0.75% of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

	As of December 31, 2002

Country	Banks and other financial institutions	Governments and official institutions	Other(1)	Commit- ments	Net local country claim	Total	Percent

	(€ in millions)
United States	€ 23,176	€ 3,560	€69,126	€2,067	€23,702	€121,631	16.04%
Japan	2,027	11,659	15,353	122	16,296	45,457	5.99
Italy	2,630	6,335	14,544	1,116	-	24,625	3.25
Great Britain	6,286	777	3,735	3,192	6,905	20,895	2.76
France	4,605	3,969	9,961	1,260	145	19,940	2.63
Netherlands	5,125	1,911	5,719	2,788	-	15,543	2.05
Spain	1,281	2,152	5,039	623	3,965	13,060	1.72
Cayman Islands	5,926	282	3,828	454	-	10,490	1.38
Switzerland	1,160	683	5,660	2,022	138	9,663	1.27
Belgium	1,899	658	3,707	549	-	6,813	0.90
Luxembourg	4,155	45	689	1,387	-	6,276	0.83

(1) Other includes commercial and industrial, insurance and other loans.
	As of December 31, 2001

Country	Banks and other financial institutions	Governments and official institutions	Other(1)	Commit- ments	Net local country claim	Total	Percent

	(€ in millions)
United States	€ 12,061	€ 9,046	€58,858	€7,674	€17,536	€105,175	11.45%
Great Britain	6,801	1,228	7,483	7,391	8,509	31,412	3.42
Japan	2,588	11,499	4,768	317	9,895	29,067	3.16
Italy	2,155	11,229	2,682	1,125	1,071	18,262	1.99
France	5,153	1,285	7,963	1,644	227	16,272	1.77
Netherlands	3,012	906	6,369	3,005	276	13,568	1.48
Australia	2,710	1,232	2,871	1,637	3,491	11,941	1.30
Switzerland	1,713	6	6,596	2,503	-	10,818	1.18
Spain	1,436	945	3,289	694	3,210	9,574	1.04

(1) Other includes commercial and industrial, insurance and other loans. S-7 DEUTSCHE BANK AKTIENGESELLSCHAFT SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)
	As of December 31, 2000

Country	Banks and other financial institutions	Govern- ments and official institutions	Other(1)	Commit- ments	Net local country claim	Total	Percent

	(€ in millions)
United States	€ 12,072	€ 4,031	€ 31,003	€ 1,195	€ -	€ 48,301	5.20%
Italy	3,443	23,650	2,415	1,513	-	31,021	3.34
Great Britain	13,014	2,595	9,001	5,431	-	30,041	3.23
France	4,569	6,316	8,401	644	2,319	22,249	2.39
Japan	4,869	1,278	2,665	347	5,842	15,001	1.61
Netherlands	3,555	1,161	5,755	2,482	-	12,953	1.39
Spain	1,952	1,648	3,105	212	2,534	9,451	1.02
Switzerland	2,792	3	4,350	1,555	142	8,842	0.95
Sweden	1,390	4,115	1,726	1,058	4	8,293	0.89

  (1) Other includes commercial and industrial, insurance and other loans.

  Deposits from Other Banks and Amounts Owed to Other Depositors

       The following table sets forth the composition of average deposits as of the dates indicated. The average balances for each period were calculated based upon month-end balances for December of the preceding year and for each month of the year except January. The allocation of assets and liabilities between German and non-German offices is based on the location of the entity on the books of which the Group carries the asset or liability.

	Year ended December 31,
	(€ in millions, except percentages)

	2002		2001		2000

	Average Amount	Average Rate	Average Amount	Average Rate	Average Amount	Average Rate

		(%)		(%)		(%)
Deposits in German offices:
Noninterest-bearing demand deposits	€ 18,909		€ 21,028		€ 20,117
Interest-bearing demand deposits	29,679	2.04	29,234	4.04	49,208	2.94
Savings deposits	24,428	2.77	25,123	3.34	24,124	2.91
Time deposits	41,881	3.29	46,419	2.47	47,973	3.61

Total	€ 114,897		€ 121,804		€141,422

Deposits in non-German offices:
Noninterest-bearing demand deposits	€ 8,373		€ 8,236		€ 8,469
Interest-bearing demand deposits	77,362	2.96	56,685	7.32	56,299	5.33
Savings deposits	8,120	1.80	9,433	3.89	9,927	4.01
Time deposits	148,571	2.84	184,855	4.35	183,378	5.25

Total	€ 242,426		€ 259,209		€258,073

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

       The following table provides an analysis of the maturities of deposits in the amount of U.S. $ 100,000 or more in domestic offices as of December 31, 2002.

	Year ended December 31, 2002

	Within three months	After three months but within six months	After six months but within one year	After one year	Total

	(in € millions)
Offices in Germany Other time deposits	€ 22,261	€ 1,559	€ 1,616	€ 7,226	€32,662

       The amount of time certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by foreign offices was € 104.1 billion at December 31, 2002.

       Total deposits by foreign depositors in German offices amounted to € 20.6 billion, € 24.7 billion and € 24.1 billion at December 31, 2002, 2001 and 2000, respectively.

  Short-term Borrowings

       Short-term borrowings are borrowings with an original maturity of one year or less. The following table sets forth certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances for each period based upon month-end balances for December of the preceding year and for each month of the year except January. The allocation of assets and liabilities between German and non-German offices is based on the location of the entity on the books of which the Group carries the asset or liability.

	December 31,

	2002	2001	2000

	(€ in millions, except percentages)
Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	€ 90,709	€81,375	€ 72,511
Average balance	144,027	135,304	121,835
Maximum balance at any month-end	189,446	200,136	189,795
Weighted-average interest rate during the year	4.89%	8.00%	9.01%
Weighted-average interest rate on year-end balance	2.05%	2.74%	5.49%
Securities loaned:
Year-end balance	€ 8,790	€ 7,620	€ 35,916
Average balance	11,406	24,315	37,635
Maximum balance at any month-end	17,166	57,924	45,189
Weighted-average interest rate during the year	5.09%	7.82%	5.74%
Weighted-average interest rate on year-end balance	2.73%	3.96%	5.50%
Commercial Paper:
Year-end balance	€ 4,320	€14,251	€ 17,107
Average balance	9,306	16,878	14,560
Maximum balance at any month-end	15,187	20,492	20,866
Weighted-average interest rate during the year	2.80%	4.14%	3.46%
Weighted-average interest rate on year-end balance	1.12%	2.10%	6.47%
Other:
Year-end balance	€ 7,253	€ 6,221	€ 17,901
Average balance	11,291	18,547	24,112
Maximum balance at any month-end	19,011	35,662	29,664
Weighted-average interest rate during the year	3.93%	5.06%	9.15%
Weighted-average interest rate on year-end balance	2.86%	4.55%	5.47%

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

  Reconciliation of Operating Cost Base to Noninterest Expenses and Presentation of Cost/Income Ratio

       The following tables provide a reconciliation of operating cost base to noninterest expenses for the Group and each of its business segments. They also present the cost/ income ratio for the Group and each of its business segments as the ratio of noninterest expenses to net revenues and as the ratio of operating cost base and policyholder benefits and claims to net revenues, the latter of which is how the cost/income ratio is calculated in “Item 5: Operating and Financial Review and Prospects - Results of Operations by Segment.”

	Year ended December 31, 2002

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Invest- ments	Adjust- ments	Total Consoli- dated

	Corporate Banking & Securities	Global Trans- action Banking	Total	Asset Manage- ment	Private Banking	Personal Banking	Total

	(€ in millions)
Reported noninterest expenses	€ 9,694	€ 2,227	€11,921	€2,153	€ 1,366	€ 3,995	€7,514	€ 1,295	€ 177	€ 20,907
Less:
Restructuring activities	316	26	342	(1)	24	217	240	1	-	583
Severance payments	238	17	255	72	19	45	136	19	61	471
Goodwill impairment	-	-	-	-	-	-	-	62	-	62
Minority interest	8	-	8	25	(1)	8	32	2	3	45
Provision for off balance sheet positions.	83	(52)	31	-	-	(1)	(1)	(11)	(2)	17
Policyholder benefits & claims	-	-	-	35	-	650	685	-	74	759

Operating cost base	€ 9,049	€ 2,236	€11,285	€2,022	€ 1,324	€ 3,076	€6,422	€ 1,222	€ 41	€ 18,970

Net Revenues	€11,615	€2,704	€14,319	€2,513	€ 1,468	€ 4,991	€8,972	€ 3,086	€ 170	€ 26,547
Cost/Income Ratio based on:
noninterest expenses(1)	83%	82%	83%	86%	93%	80%	84%	42%	N/A	79%
Adjusted noninterest expenses(2)	78%	83%	79%	82%	90%	75%	79%	40%	N/A	74%

	Year ended December 31, 2001

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Invest- ments	Adjust- ments	Total Consoli- dated

	Corporate Banking & Securities	Global Trans- action Banking	Total	Asset Manage- ment	Private Banking	Personal Banking	Total

	(€ in millions)
Reported noninterest expenses	€ 12,213	€ 2,561	€ 14,774	€ 1,884	€1,551	€ 6,857	€10,292	€ 1,531	€ 117	€ 26,714
Less:
Restructuring activities	190	37	227	35	21	11	67	-	-	294
Severance payments	256	41	297	21	19	44	84	13	70	464
Goodwill amortization	470	65	535	125	27	35	187	135	14	871
Minority interest	13	2	15	36	2	16	54	17	-	86
Provision for off balance sheet positions	5	(34)	(29)	-	-	-	-	3	(4)	(30)
Policyholder benefit & claims	-	-	-	48	-	2,898	2,946	-	56	3,002

Operating cost base	€ 11,279	€ 2,450	€ 13,729	€ 1,619	€1,482	€3,853	€ 6,954	€ 1,363	€ ((19)	€ 22,027

Net Revenues	€ 14,421	€ 3,053	€ 17,474	€ 1,853	€1,697	€6,843	€10,393	€ 2,054	€(380)	€ 29,541
Cost/Income Ratio based on:
noninterest expenses(1)	85%	84%	85%	102%	91%	100%	99%	75%	N/A	90%
Adjusted noninterest expenses(2)	78%	80%	79%	90%	87%	99%	95%	66%	N/A	85%

  N/A - Not applicable

  (1) Reported noninterest expenses divided by net revenues

  (2) Operating cost base and policyholder benefits and claims divided by net revenues

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

	Year ended December 31, 2000

	Corporate and Investment Bank			Private Clients and Asset Management				Corporate Invest- ments	Adjust- ments	Total Consoli- dated

	Corporate Banking & Securities	Global Trans- action Banking	Total	Asset Manage- ment	Private Banking	Personal Banking	Total

	(€ in millions)
Reported noninterest expenses	€ 12,192	€ 2,367	€14,559	€ 1,666	€ 1,418	€ 7,578	€10,662	€ 1,735	€ 176	€ 27,132
Less:
Restructuring activities	(19)	(14)	(33)	-	(3)	135	132	29	(3)	125
Severance payments	137	44	181	3	(2)	41	42	3	129	355
Goodwill amortization	412	64	476	121	27	32	180	120	(5)	771
Minority interest	2	-	2	55	-	28	83	7	(1)	91
Provision for off balance sheet positions	(33)	-	(33)	-	-	-	-	-	-	(33)
Policyholder benefits & claims	-	-	-	161	-	3,751	3,912	-	91	4,003

Operating cost base	€ 11,693	€ 2,273	€13,966	€ 1,326	€ 1,396	€ 3,591	€ 6,313	€ 1,576	€ ((35)	€ 21,820

Net Revenues	€ 15,105	€ 2,971	€18,076	€ 2,407	€ 1,827	€ 7,766	€12,000	€ 4,396	€ 7	€ 34,479
Cost/Income Ratio based on:
noninterest expenses(1)	81%	80%	81%	69%	78%	98%	89%	39%	N/A	79%
Adjusted noninterest expenses(2)	77%	76%	77%	82%	76%	95%	85%	36%	N/A	75%
  N/A - Not applicable

  (1) Reported noninterest expenses divided by net revenues

  (2) Operating cost base and policyholder benefits and claims divided by net revenues

  DEUTSCHE BANK AKTIENGESELLSCHAFT
  SUPPLEMENTAL FINANCIAL INFORMATION-(Continued)

  Reconciliation of Average Active Equity by Segments
  to Average Total Shareholders’ Equity

	Year ended December 31

	2002	2001	2000

	(€ in millions)
Average Active Equity by Segment(1)
Corporate and Investment Bank:
Corporate Banking & Securities	€ 14,454	€ 15,965	€ 13,395
Global Transaction Banking	1,796	2,732	2,800

Total	16,250	18,697	16,195
Private Clients and Asset Management:
Asset Management	2,665	2,206	1,373
Private Banking	386	417	397
Personal Banking	1,442	1,701	1,522

Total	4,493	4,324	3,292
Corporate Investments	6,751	7,757	5,500
Adjustments	3,752(2)	-	-

Total average active equity by segment	31,246	30,778	24,987
Average unrealized gains on securities available for sale, net of tax	717	4,232	7,694
Average deferred taxes accumulated due to changes in effective tax rates and the reversing effect	4,125	6,390	1,217
Average dividends	701	694	608

Average total shareholders’ equity	€ 36,789	€ 42,094	€ 34,506

  (1) The Group calculates this adjusted measure to make it easier to compare it to its competitors. The Group refers to this adjusted measure as “average active equity.” This is not a measure provided for in U.S. GAAP, however, and you should not compare this measure to other companies’ measures without considering the differences in calculation of these measures. The items for which the Group adjusts its measure result primarily from its portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. For further information on the Group’s industrial holdings, see “Item 4: Information on the Company-Our Group Divisions-Corporate Investments Group Division.” The Group realizes gains or losses on these securities only when it sells them. These securities are also responsible for most of the accounting effects of the income tax rate changes described in “Item 5: Operating and Financial Review and Prospects-Effects of German Tax Reform Legislation and Accounting for Income Taxes.” Accordingly, the adjustments the Group makes to its average total shareholders’ equity to derive its average active equity are to exclude unrealized gains or losses on securities available for sale, net of tax, and to exclude the deferred taxes accumulated in other comprehensive income as a result of the income tax rate changes described above, which the Group reverses as tax expense when it sells these securities. In addition the Group adjusts its average total shareholders’ equity for the effect of Deutsche Bank paying a dividend once a year following approval at the general shareholders’ meeting.

  (2) The general principle of the Group’s book equity allocation framework is to allocate the total of the Group’s average active equity to the segments in proportion to their share of economic risk positions using a multiplier for which the Group utilizes the term Capital Allocation Factor (CAF). Starting in 2002, the Group’s average active equity increased while the aggregated economic risk positions of the segments went down. As it is the Group’s objective to maintain the risk sensitivity within the equity allocation framework, the Group decided to maintain a constant CAF multiplier for all of 2002 based on the relation between the Group’s average active shareholders’ equity and the aggregated economic risk positions of the segments as of January 2002. Consequently, the reduction in the aggregated economic risk positions of the Group’s segments during 2002 led to less allocated average active equity and the incentive for the Group’s segments to further reduce risk positions was strengthened.