Form 20-F
period 2003-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2004-03-25
CIK 1159508

As filed with the Securities and Exchange Commission on March 25, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, no par value	565,077,163
(as of December 31, 2003)

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☑               No     ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17     ☐               Item 18     ☑

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

      We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:

•	changes in general economic and business conditions;

•	changes and volatility in currency exchange rates, interest rates and asset prices;

•	changes in governmental policy and regulation, and political and social conditions;

•	changes in our competitive environment;

•	the success of our acquisitions, divestitures, mergers and strategic alliances;

•	our success in achieving the objectives of Phase 2 of our management agenda and realizing the benefits anticipated therefrom; and

•	other factors, including those we refer to in “Item 3: Key Information— Risk Factors” and elsewhere in this document and others to which we do not refer.

v

USE OF NON-GAAP FINANCIAL MEASURES

      This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Examples of our non-U.S. GAAP financial measures are: operating cost base, underlying pre-tax profit, underlying revenues, average active equity and underlying pre-tax return on equity. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer to note 28 to our consolidated financial statements and pages S-11 through S-13 of the supplemental financial information, which pages are incorporated by reference herein.

PART I

ITEM 1:     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not required because this document is filed as an annual report.

ITEM 2:     OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required because this document is filed as an annual report.

ITEM 3:     KEY INFORMATION

Selected Financial Data

      We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with generally accepted accounting principles in the United States (which we refer to as U.S. GAAP). Our group division and segment data come from our management reporting systems and are not necessarily based on, or prepared in accordance with, U.S. GAAP. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under U.S. GAAP, see “Item 5: Operating and Financial Review and Prospects— Results of Operations by Segment.”

      In reading our income statement data, you should note that the financial accounting treatment under U.S. GAAP for changes in German income tax rates results in a negative impact on our results of operations in 2003, 2002 and 2001, a large positive impact in 2000, and a much smaller positive effect in 1999. These tax rate changes, which were enacted in 2000 and 1999, were:

•	significant reductions, effective in 1999 and 2001, in the corporate income tax rate; and

•	the reduction to zero, effective in 2002, of the tax rate applicable to capital gains on the sale of certain equity securities.

      These reductions in tax rates resulted in significant decreases in our deferred taxes payable, with a corresponding reduction in our income tax expense for 2000 and 1999. In 2001, 2002 and 2003, when we sold securities that had accumulated deferred tax provisions within other comprehensive income, we reversed that deferred tax provision, which resulted in a significant increase in income tax expense.

      We more fully explain the financial accounting treatment of these tax rate changes in “Item 5: Operating and Financial Review and Prospects— Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

      The financial accounting treatment of the tax rate changes led to approximately € 9.3 billion of our € 13.5 billion net income in 2000 and € 951 million of our € 1.6 billion net income in 1999. If we exclude the effect of tax rate changes in those years, our net income would have been approximately € 4.2 billion in 2000 and € 662 million in 1999. Due to sales of equity securities for which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse € 215 million, € 2.8 billion and € 995 million of those provisions as income tax expense in 2003, 2002 and 2001, respectively. Without the additional income tax expense we describe above, and also without the cumulative effect of accounting changes we describe below, our net income would have been € 1.4 billion, € 3.2 billion and € 1.4 billion in 2003, 2002 and 2001, respectively. We recommend that you consider our net income excluding the impact of the changes in income tax rates and the reversing effect and the cumulative effect of accounting changes when you compare 2003, 2002, 2001, 2000 and 1999 to one another and to earlier and future periods.

      In 2003, as a result of the application of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), we recorded a € 140 million gain, net of tax, as a cumulative effect of a change in accounting principles in our Consolidated Statement of Income. Also in 2003, we adopted SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”) and recorded an after-tax gain of € 11 million. The requirements of SFAS 150 also resulted in a reduction in shareholders’ equity of € 2.9 billion during 2003. Upon adoption of the requirements of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) as of January 1, 2002, we discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion and we recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principles in our Consolidated Statement of Income. In addition, in 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and in that year recorded an expense of € 207 million, after tax, as a cumulative effect of a change in accounting principles in our Consolidated Statement of Income. See “Item 5: Operating and Financial Review and Prospects— Operating Results— Cumulative Effect of Accounting Changes.”

Income Statement Data

	Year ended December 31,

	2003(1)	2003		2002		2001		2000		1999

	(€ and $ in millions, except per share data)

Net interest revenues	$7,365	€5,847		€7,186		€8,620		€7,028		€7,994
Provision for loan losses	1,402	1,113		2,091		1,024		478		725

Net interest revenues after provision for loan losses	5,963	4,734		5,095		7,596		6,550		7,269
Commissions and fee revenues	11,756	9,332		10,834		10,727		11,693		7,967
Trading revenues, net	7,068	5,611		4,024		6,031		7,625		2,127
Other noninterest revenues	602	478		4,503		4,163		8,133		6,944

Total net revenues	25,389	20,155		24,456		28,517		34,001		24,307
Compensation and benefits	13,220	10,495		11,358		13,360		13,526		9,655
Goodwill amortization/impairment	144	114		62		871		771		486
Restructuring activities	(36)	(29)		583		294		125		459
Other noninterest expenses	8,589	6,819		8,904		12,189		12,710		11,356

Total noninterest expenses	21,917	17,399		20,907		26,714		27,132		21,956

Income before income tax expense and cumulative effect of accounting changes	3,472	2,756		3,549		1,803		6,869		2,351
Income tax expense	1,672	1,327		372		434		2,643		1,689
Income tax expense (benefit) from the 1999/2000 change in effective tax rate and the reversing effect	271	215	(2)	2,817	(2)	995	(2)	(9,287	) (2)	(951	) (2)

Income before cumulative effect of accounting changes, net of tax	1,529	1,214	(2)	360	(2)	374	(2)	13,513	(2)	1,613	(2)
Cumulative effect of accounting changes, net of tax(3)	190	151		37		(207)		—		—

Net income(3)	$1,719	€1,365	(2)	€397	(2)	€167	(2)	€13,513	(2)	€1,613	(2)

Basic earnings per share(4)
Income before cumulative effect of accounting changes, net of tax	$2.73	€2.17	(2)	€0.58	(2)	€0.60	(2)	€22.00	(2)	€2.76	(2)
Cumulative effect of accounting changes, net of tax(3)	0.34	0.27		0.06		(0.33)		—		—

Net income(3)	$3.07	€2.44	(2)	€0.64	(2)	€0.27	(2)	€22.00	(2)	€2.76	(2)

	Year ended December 31,

	2003(1)	2003		2002		2001		2000		1999

	(€ and $ in millions, except per share data)

Diluted earnings per share(5)
Income before cumulative effect of accounting changes, net of tax	$2.59	€2.06 (2)		€0.57	(2)	€0.60	(2)	€21.72	(2)	€2.74	(2)
Cumulative effect of accounting changes, net of tax(3)	0.32	0.25		0.06		(0.33)		—		—

Net income(3)	$2.91	€2.31	(2)	€0.63	(2)	€0.27	(2)	€21.72	(2)	€2.74	(2)

Dividends paid per share(6)	$1.64	€1.30		€1.30		€1.30		€1.15		€1.12

(1)	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$1.2597 per euro, the noon buying rate on December 31, 2003.

(2)	These figures reflect the income tax expense (benefit) from changes in 1999 and 2000 effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects— Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

(3)	In 2003, 2002 and 2001, these figures reflect the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income in “Item 5: Operating and Financial Review and Prospects— Operating Results— Cumulative Effect of Accounting Changes” and note 2 to our consolidated financial statements.

(4)	We calculate basic earnings per share for each period by dividing our net income by the weighted average number of common shares outstanding.

(5)	We calculate diluted earnings per share for each period by dividing our net income by the weighted average number of common shares and potential dilutive common shares outstanding.

(6)	Dividends we declared and paid in the year.

Balance Sheet Data

	Year ended December 31,

	2003(1)	2003	2002	2001	2000	1999

			(€ and $ in millions)

Total assets	$1,012,313	€803,614	€758,355	€918,222	€928,994	€875,789
Loans, net	182,588	144,946	167,303	259,838	274,660	254,173
Deposits	385,662	306,154	327,625	374,089	350,552	331,872
Long-term debt	122,796	97,480	104,055	166,908	154,484	131,964
Common shares	1,877	1,490	1,592	1,591	1,578	1,573
Total shareholders’ equity	35,526	28,202	29,991	40,193	43,683	32,351
Tier 1 risk-based capital (BIS*) (2)	27,232	21,618	22,742	24,803	23,504	17,338
Total risk-based capital (BIS*)(2)	37,628	29,871	29,862	37,058	39,343	35,172

*	Bank for International Settlements.

(1)	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$1.2597 per euro, the noon buying rate on December 31, 2003.

(2)	We derived and reported the BIS figures for 2003, 2002, 2001 and 2000 in accordance with U.S. GAAP. The figures for 2000 were originally reported in accordance with International Accounting Standards (now called International Financial Reporting Standards, or IFRS). These 2000 figures are restated and reported in accordance with U.S. GAAP for comparison purposes, and are unaudited. We derived and reported the BIS figures for 1999 in accordance with IFRS. For further information, see “Item 4: Information on the Company— Regulation and Supervision— Regulation and Supervision in Germany— Principal Laws and Regulators— Financial Statements and Audits.”

Certain Key Ratios and Figures

      In reading the return on average total shareholders’ equity, adjusted average total shareholders’ equity, return on average total assets and price/earnings ratio appearing below, you should note the effects on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes we describe above. The table on the next page presents these figures excluding these effects.

	Year ended December 31,

	2003		2002		2001

Return on average total shareholders’ equity(1)	4.72%	(2)	1.08%	(2)	0.40%	(2)
Return on average active equity(3)	4.99%	(2)	1.27%	(2)	0.54%	(2)
Return on average total assets(4)	0.16%	(2)	0.04%	(2)	0.02%	(2)
Equity to assets ratio(5)	3.31%		3.97%	(2)	4.11%	(2)
Cost/income ratio(6)	81.8%		78.8%		90.4%
Employees(7):
In Germany	29,857		33,807		41,191
Outside Germany	37,825		43,635		45,333
Branches:
In Germany	845		936		1,254
Outside Germany	731		775		845
Market price:
High	€66.04		€82.65		€105.64
Low	€32.97		€35.60		€43.20
End of year	€65.70		€43.90		€79.40
Price/earnings ratio(8) (at year end)	28.44	(2)	69.68	(2)	294.07	(2)

(1)	Net income as a percentage of average month-end shareholders’ equity.

(2)	These figures reflect income tax expense of € 215 million in 2003, income tax expense of € 2.8 billion in 2002 and income tax expense of € 995 million in 2001 resulting from the reversal of 1999/2000 credits for tax rate changes pursuant to German tax law. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects— Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” The table on the next page presents these figures excluding these effects.

(3)	Net income as a percentage of adjusted average month-end shareholders’ equity. We calculate this adjusted measure of our return on average total shareholders’ equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “return on average active equity.” This is not a measure of performance provided for in U.S. GAAP, however, and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of these ratios. The items for which we adjust our ratio result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. For further information on our industrial holdings, see “Item 4: Information on the Company— Our Group Divisions— Corporate Investments Group Division.” We realize gains or losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax rate changes we describe above. Accordingly, the adjustments we make to our average total shareholders’ equity to derive our average active shareholders’ equity are to exclude average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders’ equity for the effect of our paying a dividend once a year following approval at the general shareholders’ meeting. The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active shareholders’ equity:

	2003	2002	2001

	(€ in millions)

Average total shareholders’ equity	€28,940	€36,789	€42,094
Average unrealized net gains on securities available for sale, net of applicable tax effects	(810)	(4,842)	(10,622)
Average dividends	(756)	(701)	(694)

Average active equity	€27,374	€31,246	€30,778

(4)	Net income as a percentage of average total assets.

(5)	Average shareholders’ equity as a percentage of average total assets for each year.

(6)	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues.

(7)	Number of full-time equivalent employees as of the end of each period.

(8)	Market price per share at year end divided by diluted earnings per share.

     Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Item 5: Operating and Financial Review and Prospects—Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax”, and the cumulative effect of accounting changes as described in “Item 5: Operating and Review and Prospects—Cumulative Effect of Accounting Changes” and note 2 to our consolidated financial statements. The following table shows our net income excluding these effects:

		Per Share		Per Share		Per Share
	2003	(basic)	2002	(basic)	2001	(basic)

	(€ in millions, except per share amounts)

Net income	€1,365	€2.44	€397	€0.64	€167	€0.27
Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	215	0.39	2,817	4.58	995	1.61
Cumulative effect of accounting changes, net of tax	(151)	(0.27)	(37)	(0.06)	207	0.33

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	€1,429	€2.56	€3,177	€5.16	€1,369	€2.21

Dividends

      The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. We declare our dividends at our annual general meeting following each year. Our dividends are based on the results of Deutsche Bank as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between the euro and that currency at the time the euros are converted into that currency.

      The table does not reflect German withholding tax that will apply to payments made to non-German residents. These are the German withholding tax rates that apply to our dividend payments made to German taxpayers or to non-German residents:

•	dividends that we paid before 2002 were subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge); and

•	dividends that we paid in 2003 and 2002 will, as a result of changes in German tax law, be subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge).

      Residents of countries that have entered into an income tax convention with Germany may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld. For dividends paid before 2002, residents of the United States who are fully eligible for benefits under the income tax convention entered into between the United States and Germany were entitled to receive a refund from the German tax authorities equal to 16.375% of those dividends. For dividends paid in 2003 and 2002, those U.S. residents were entitled to receive a refund equal to 6.1% of those dividends.

      For dividends we paid before 2002, U.S. residents who received a refund from the German tax authorities were treated for U.S. federal income tax purposes as though they had received an additional dividend of 5.88% of the dividend we actually paid. For example, for a declared dividend of 100, U.S. residents were treated for U.S. federal income tax purposes as though they received a dividend of 105.88. For dividends paid in 2003 and 2002, U.S. residents were not treated as though they received the additional dividend.

      For U.S. federal income tax purposes, the dividends we pay will not be eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

      See “Item 10: Additional Information— Taxation” for more information on the tax treatment of our dividends beginning in 2002.

	Dividends per				Payout
Year ended December 31,	share(1)				ratio(2)(3)

2003	$1.89	(4)	€1.50	(4)	61%
2002	1.36		1.30		203%
2001	1.16		1.30		481%
2000	1.22		1.30		6%
1999	1.16		1.15		42%

(1)	For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under “—Exchange Rate and Currency Information” on the last business day of that year.

(2)	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic earnings per share for that year.

(3)	In reading our payout ratios for each year, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes and also of the cumulative effects of accounting changes. We describe the tax rate changes and their effects in “Item 5: Operating and Financial Review and Prospects— Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” We describe the accounting changes and their cumulative effects under “Item 5: Operating and Financial Review and Prospects— Operating Results— Cumulative Effect of Accounting Changes” and note 2 to our consolidated financial statements.

(4)	Proposed dividend.

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

      For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S. $1.2597 per euro, the noon buying rate for euros on December 31, 2003. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2003 or any other date.

      The noon buying rate for euros on December 31, 2003 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

      The following table shows the period-end, average, high and low noon buying rates for the euro. In each case, the period-end rate is the noon buying rate announced on the last business day of the period.

	Period-End	Average(1)	High	Low

	(in U.S.$ per €)
2004
March (through March 19)	$1.2269	$—	$1.2431	$1.2088
February	1.2441	—	1.2848	1.2426
January	1.2452	—	1.2853	1.2389
2003
December	1.2597	—	1.2597	1.1956
November	1.1945	—	1.1995	1.1417
October	1.1609	—	1.1833	1.1579
September	1.1650	—	1.1650	1.0845
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9499	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016

(1)	We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

     On March 19, 2004, the noon buying rate was U.S.$1.2269 per euro.

Long-Term Credit Ratings

      We believe that maintaining our credit quality is a key part of the value we offer to our clients and shareholders. Below are our long-term credit ratings:

At December 31,

	2003	2002	2001

Moody’s Investors Service, New York(1)	Aa3	Aa3	Aa3
Standard & Poor’s, New York(2)	AA-	AA-	AA
Fitch Ratings, New York(3)	AA-	AA-	AA

(1)	Moody’s defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody’s ranks the obligation in the lower end of the Aa category.

(2)	Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

(3)	Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

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

      Conditions in the financial markets in Germany, elsewhere in Europe, in the United States and elsewhere around the world materially affect our businesses. An overall market downturn can adversely affect our business and financial performance. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events. We believe that we are more at risk from adverse developments in the financial markets than we were when we derived a larger percentage of our revenues from traditional lending activities. Market declines can cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode. Volatility can sometimes also adversely affect us. As we describe with respect to many of our businesses in “Item 5: Operating and Financial Review and Prospects,” the strength of the financial markets through early 2000 positively affected our financial performance. The weaker financial markets later in 2000 and through 2001 and 2002 have caused transaction volumes to fall and the rate of growth to slow in many of our businesses or, in some cases, for our business to decrease. Though the financial markets strengthened in 2003, they were still below their peak levels of early 2000.

We may incur significant losses from our trading and investment activities due to market fluctuations.

      We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company— Our Group Divisions— Corporate and Investment Bank Group Division.” We also have made significant investments in individual companies through our Corporate Investments Group Division, which we describe in “Item 4: Information on the Company— Our Group Divisions— Corporate Investment Group Division”. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.

      In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on market prices. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile— characterized by rapid changes in price direction— the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.

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

      Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other revenues are generally linked to the value of the underlying assets and therefore decline as asset values decline. In particular, our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions. We have observed reductions in the number and size of these transactions since the equity markets began to decline from their peak levels in the first half of 2000, though the financial markets strengthened somewhat in 2003. We describe these trends in “Item 5: Operating and Financial Review and Prospects— Operating Results— Noninterest Revenues” and “—Results of Operations by Segment-Segmental Results of Operations— Our Group Divisions— Corporate Banking & Securities Corporate Division.”

We may generate lower revenues from brokerage and other commission- and fee- based businesses.

      Market downturns are likely to lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management and private banking businesses. We witnessed these trends in recent years, as we describe in “Item 5: Operating and Financial Review and Prospects— Operating Results— Noninterest Revenues, Excluding Trading Revenues” and

“—Results of Operations by Segment— Segmental Results of Operations— Group Divisions— Private Clients and Asset Management Group Division.”

      Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

Our nontraditional credit businesses materially add to our traditional banking credit risks.

      Like other banks and providers of financial services, we are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of deposit-taking and lending also expose us to credit risk.

      In particular, many of the businesses we have engaged in through our Corporate Banking & Securities Corporate Division entail credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from:

•	holding securities of third parties;

•	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us;

•	executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

•	extending credit through other arrangements.

      Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons. We describe our credit risk and the methods we use to monitor it in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management— Credit Risk.”

If we are unable to implement Phase 2 of our management agenda, our return on equity target may not be reached and our future earnings and share price may be materially and adversely affected.

      In 2002, we rolled out a “strategy of transformation” that aimed to transform our franchise, performance, operating strength, business focus and return to shareholders in two phases. In 2002, we launched Phase 1, with an overall objective of creating an efficient operating platform for our core businesses. At our Annual Shareholders’ Meeting in June 2003, we launched Phase 2 of our management agenda, with an overall objective of providing our core businesses with a springboard for growth. Within this overall objective, we set the specific goals of maintaining strict cost, capital and risk discipline, capitalizing on global leadership in our Corporate and Investment Bank Group Division, delivering profitable growth to our Private Clients and Asset Management Group Division and establishing Deutsche Bank as the most reputable brand. We have stated that we aim to provide our shareholders with an underlying pre-tax return on equity of 25%, once the strategy is complete. Our future earnings, and thus our ability to achieve this return on equity target, as well as the future value of our shares and our ability to compete effectively, may be materially and adversely affected should we fail to achieve the Phase 2 objectives or should the Phase 2 objectives that are achieved fail to produce the anticipated benefits. A number of factors could prevent the achievement of these objectives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees. In addition, we may be unable to implement the internal measures we need to achieve our objectives. We describe our Phase 2 objectives and their anticipated benefits, as well as factors that could affect the success of these initiatives, in “Item 4: Information on the Company— Business Overview— Our Business Strategy.”

      We cannot predict or quantify the pre-tax return on equity, obtained by dividing income before income taxes by average total shareholders’ equity, that would correspond to a 25% underlying pre-tax return on equity for future periods. This is because neither the magnitude of income before income taxes nor the average total shareholders’ equity, nor the magnitude of the adjustments to be used to calculate underlying pre-tax profit and average active equity, respectively, from such amounts, can be predicted. The adjustments used to obtain underlying pre-tax profits from income before income taxes, if any, will relate to specific, currently unknown, events and can be positive or negative, so that it is not possible to predict whether, for a future period, underlying pre-tax profit will be greater than or less than income before income taxes. The adjustments used to obtain average active equity from average total shareholders’ equity also vary. The adjustments for average unrealized gains on securities available for sale, net of applicable tax effects, may be positive or negative, depending on market movements and the composition of our portfolio of securities available for sale. The adjustments for dividends will generally be negative and, assuming our dividend rate and number of shares outstanding do not change significantly, would be expected to remain near historical levels. Such adjustments are described in footnote 3 to the “Certain Key Ratios and Figures” table on page 5, in note 28 to our consolidated financial statements and on pages S-12 and S-13.

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

      The international banking and financial services industries are consolidating rapidly. In recent years there has been substantial consolidation in the United States and Europe, regions in which we generate the majority of our revenues. U.S. financial reform legislation enacted in 1999 significantly expands the activities permissible for financial services firms in the United States. This legislation accelerated the competitive pressure, already strong on a global level and in our primary markets, towards consolidation in the banking and financial services industry. As the number of major competitors in the global markets has declined due to this consolidation, and as perceptions of the size necessary for success are revised upwards, the competition to identify candidates for business combinations and execute these transactions has intensified.

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

Events at companies in which we have invested may make it harder to sell our holdings and result in material losses irrespective of market developments.

      We have made significant investments in individual companies, primarily through our Corporate Investments Group Division. Where we have done so, the effect of losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, including the value thereof reflected in our financial statements, or require us to take charges to our earnings, even where general market conditions are favorable. Our larger, less liquid interests held in our Corporate Investments Group Division are particularly vulnerable given the size of these exposures.

Intense competition, especially in our home market of Germany, where we have the largest single concentration of our businesses, could materially hurt our revenues and profitability.

      Competition is intense in all of our primary business areas in Germany and the other countries in which we conduct large portions of our business, including other European countries and the United States. We derived approximately 29% of our total net revenues in

2003 from Germany, a mature market where competitive pressures have been increasing quickly. If we are unable to respond to the competitive environment in Germany or in our other major markets with attractive product and service offerings that are profitable for us, we may lose market share in important areas of our business or incur losses on some or all of our activities. In addition, downturns in the German economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for us and our competitors.

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

ITEM 4:     INFORMATION ON THE COMPANY

History and Development of the Company

      The legal and commercial name of our company is Deutsche Bank Aktiengesellschaft. The original Deutsche Bank was founded in Berlin in 1870 as a joint stock company principally dedicated to financing foreign trade. To support this business, after its founding, Deutsche Bank expanded by opening branches in Bremen, Yokohama, Shanghai, Hamburg and London. This international growth was supported by Deutsche Bank’s establishment of the German Overseas Bank (Deutsche Ueberseeische Bank ) in 1886 and by Deutsche Bank’s taking a stake in the newly created German Asian Bank (Deutsch-Asiatische Bank ) in 1889. To complement its international activities, Deutsche Bank developed a strong domestic presence in Germany by accepting cash deposits and developing relationships with large corporations. Beginning in the 1880s, Deutsche Bank began underwriting securities of these large corporations, with particular emphasis on the electrical engineering and steel industries. In the 1890s, Deutsche Bank expanded its domestic presence by opening new branches and acquiring smaller regional banks.

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

      The merger of the three institutions and our corporate name were entered into the Commercial Register of the District Court in Frankfurt am Main on May 2, 1957. We are registered under registration number HRB 30 000. Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: James T. Byrne, Jr., Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.

      In the fourth quarter of 2002, we signed an agreement with IBM Deutschland (IBM) pursuant to which we outsourced our German Private Clients and Asset Management (PCAM) Information Technology/ Infrastructure (IT/I) data centers, several continental European server sites and DWS Europe computer centers (together with the continental European PCAM data centers) to IBM. During the ten-year term of the contract, IBM will provide us with a wide range of technology services. Pursuant to the agreement, effective February 1, 2003, we transferred our continental European PCAM data centers, including the respective human resources and controlling groups as well as related infrastructure functions, to IBM. Upon this transfer, more than 800 staff left the DB Group and joined their new employer IBM.

      In January 2003, our German commercial real estate financing activities and Dresdner Bank’s U.S. based real estate investment banking team were transferred to EUROHYPO AG. This transfer resulted in an increase in our share of EUROHYPO AG to 37.7%.

      On January 31, 2003, we completed the sale of substantial parts of our Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction.

      On January 31, 2003, we completed the sale of most of our Passive Asset Management business to Northern Trust Corporation.

      In February 2003, we completed the sale of our late-stage private equity portfolio to MidOcean Partners, the former management team of DB Capital Partners. We retained a 20% interest in this portfolio. Throughout the year 2003, we have further managed down our residual private equity portfolio, thereby significantly reducing our exposure to this asset class.

      In February 2003, we signed an agreement with Zurich Financial Services to acquire Rued, Blass & Cie AG Bankgeschaeft, a private Swiss bank. The transaction closed in March 2003.

      In February 2003, we announced the simultaneous sale of two prime City of London real estate investments. We entered into agreements with The British Land Company PLC for the sale of the long leasehold (999 years) of 1 Appold Street and with KanAm grundinvest Fonds for our 55% interest in Winchester House. Simultaneous with the sales of these properties we entered into leases to occupy all the space in the buildings for a term of 15 years with the option to extend the leases at our election at the then-market rates. We will remain in occupancy of these properties for a minimum of 15 years.

      In April 2003, we signed a sale and purchase agreement for the acquisition of Tele Columbus Group, the leading Level 4 cable service provider in Germany, by BC Partners Ltd. The sale was completed in July 2003.

      In May 2003, we signed contracts to relinquish our 34.6% stake in Gerling-Konzern Versicherungs-Beteiligungs-AG (GKB) and to restructure simultaneously with Swiss Re, Sal. Oppenheim and GKB, the ownership of Atradius N.V. (formerly Gerling NCM Credit and Finance AG). The transaction closed in August 2003. As a result, we owned 38.4% of the common stock of Atradius N.V. at December 2003.

      In July 2003, we closed a private equity fund securitization and in August 2003, we announced the signing of a definitive agreement to sell a portfolio of private equity fund investments to Credit Suisse Strategic Partners. The transaction was subject to a staggered closing process, and the transfer of all interests in the funds concerned was completed in December 2003.

      On September 30, 2003, we signed a preliminary agreement to outsource our domestic payments processing and cross border payment processing for retail clients within the Eurozone to Postbank AG. This agreement is contingent upon the negotiation and agreement of final terms. Based upon the current status of these negotiations, it is anticipated that the transaction will include the sale of certain assets at a loss to Postbank AG.

      In October 2003, we signed an agreement with Dresdner Bank AG to acquire its German domestic custody business. The acquisition closed in January 2004.

      In November 2003, we entered into an agreement to purchase a 40% stake in United Financial Group, a Moscow-based investment bank, from the management. The transaction closed in January 2004.

      In December 2003, we disposed of a real estate portfolio, mainly sites occupied by the bank itself, to The Blackstone Group. We will continue to occupy most of the properties on a medium- to long-term basis.

      In December 2003, we entered into an agreement to sell a substantial part of our real estate private equity portfolio to a third-party fund. We will continue to manage these assets. The greater part of the transaction closed in December 2003, with the remainder to close in the first quarter of 2004.

      In January 2004, we signed a Master Services Agreement with Accenture to enter into a business process outsourcing (BPO) relationship for Corporate Purchasing and Accounts Payable services worldwide. Accenture will provide resources such as state-of-the-art systems, tools and processes to manage the entire procure-to-pay process. We will retain responsibility over supplier selection and supplier relationships, as well as approvals and authorizations for purchasing activities and payment. The global framework agreement reached with Accenture will be followed by individual country agreements due to specific local processes throughout 2004. The overall contract term is for 7 years.

      In February 2004, we signed a Letter of Intent with Xchanging GmbH, a company specialized in business process outsourcing, with the intention to set up a security processing business partnership by reducing our 100% ownership in etb ag to a minority stake.

      For further information on these recent transactions, see “—Our Group Divisions”.

      Except as described above, we have made no material capital expenditures or divestitures since January 1, 2003.

      Since January 1, 2003, there have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers in respect of other companies’ shares.

Business Overview

      In the overview of our business that follows, we provide the following:

•	our organization;

•	our mission and values;

•	a description of our business and management structure;

•	a discussion of our business strategy; and

•	a detailed review of our group divisions.

Our Organization

      We are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 804 billion as of December 31, 2003. As of this date, we employed 67,682 people on a full-time equivalent basis, operating in 74 countries out of 1,576 facilities worldwide, of which 54% were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

      In order to best serve our clients and manage our own investments, we are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2003, our group divisions were:

•	The Corporate and Investment Bank (CIB), comprising two corporate divisions:

•	Corporate Banking & Securities

•	Global Transaction Banking

•	Private Clients and Asset Management (PCAM), comprising two corporate divisions:

•	Asset and Wealth Management

•	Private & Business Clients

•	Corporate Investments (CI)

      In addition to the three group divisions, our organization includes a Corporate Center (CC), which supports cross-divisional management and leadership.

      Below, we give further details of our business and management structure.

      As a global organization, we generate revenues across the world. The following table shows our net revenues by geographical region, based on our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)
Net revenues:(1)
Germany	€6,284	€11,195	€13,531
Europe (outside Germany)(2)	7,385	6,657	7,479
North America(3)	5,548	6,077	6,590
Asia-Pacific	2,139	2,179	1,997
South America	134	188	293

Total net revenues	€21,490	€26,295	€29,892

(1)	Net revenues comprise net interest revenues before provision for loan losses and noninterest revenues for the sum of the divisions. They exclude net interest revenues and noninterest revenues recorded in “Consolidation & Adjustments” of negative € 222 million in 2003, € 252 million in 2002 and negative € 351 million in 2001. We allocate revenues to the geographical regions based on the branch or subsidiary within our consolidated Group that carries the related transactions on its books. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

(2)	The United Kingdom accounted for over one-half of these revenues in 2003, 2002 and 2001. Includes revenues from Africa, which were not material in 2003, 2002 and 2001.

(3)	Primarily from the United States.

     We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:

•	subsidiaries and branches in many countries;

•	representative offices in many other countries; and

•	one or more representatives assigned to serve customers in almost every other country.

Our Mission and Values

      As we conduct our business, our overriding duty and goal is to serve and benefit all who are “stakeholders” in our business: our clients, our shareholders, our employees, and society in the communities in which we operate. We seek to further the interests and aspirations of all these constituencies. Our mission and values reflect this goal.

      Our mission is as follows:

      We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

      As we pursue this mission, we seek to operate by our core values:

•	Customer Focus. We place customers at the center of our activities, and they drive all that we do.

•	Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

•	Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

•	Performance. We are committed to a results-oriented culture.

•	Trust. We behave reliably, fairly and honestly.

Our Business and Management Structure

      We are headquartered in Frankfurt, Germany. Within the Group divisional structure described above, our business and management structure is as follows:

      The Corporate and Investment Bank (CIB) combines our corporate banking and securities activities (including sales and trading, corporate finance, global banking and loan exposure management activities) with our transaction banking activities. CIB serves our corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations and sovereign organizations.

      Private Clients and Asset Management (PCAM) combines our asset management, private wealth management and private and business clients activities. As of January 1, 2003, we completed a realignment of PCAM. As a consequence of this change, the three previous corporate divisions— Asset Management, Private Banking and Personal Banking— were realigned into two new corporate divisions: Asset and Wealth Management (AWM), and Private & Business Clients (PBC). These two new corporate divisions include the following activities:

•	AWM comprises two business divisions. The existing Asset Management Business Division (AM) focuses on managing assets on behalf of institutional clients, including pension funds, and providing mutual funds and other investment vehicles for private individuals. The new business division Private Wealth Management (PWM) focuses, globally, on the specific needs of demanding high net worth clients, their families and selected institutions. These clients were previously served within the former Private Banking Corporate Division.

•	PBC serves clients previously served by Personal Banking, together with Private Banking clients not served by Private Wealth Management, and small corporate customers. PBC focuses on its three core European markets: Germany, Italy and Spain.

      Corporate Investments combines the management of our industrial holdings, our private equity investments and other corporate principal investment activities.

      As of January 1, 2003, all support activities, previously grouped under DB Services, were realigned either into the group divisions, which have their own infrastructure support areas, or into the Corporate Center, which provides overall strategic planning, liquidity and capital management, risk management and control. The former DB Services support activities provided corporate services, information technology, consulting and transaction services to our entire organization. The goal of this realignment is to incorporate the business-related activities directly to the relevant business areas.

      We operate the three group divisions under the umbrella of a “virtual holding company.” We use this term to mean that, while we subject the group divisions to the overall responsibility of our Board of Managing Directors, which is supported by the Corporate Center, we do not have a separate legal entity holding these three group divisions and we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:

•	Our Board of Managing Directors focuses on strategic management, corporate governance, resource allocation, risk management and control. We believe this underscores our commitment to a virtual holding structure. Additionally, the Board of Managing Directors has installed a Group Executive Committee and has strengthened both the divisional committees, which manage our businesses, and the functional committees, which assist in the management across businesses of specific support and control areas.

•	The Group Executive Committee is comprised of all current members of the Board of Managing Directors, along with the Global Business Heads of our two client-facing group divisions, CIB and PCAM. Through the Group Executive Committee, the Global

Business Heads are now integrated more closely into the management of the Group. At the same time, however, we have preserved a clear delineation between responsibility for strategic management and corporate governance on the one hand, and operational management on the other.

•	Within each group division, coordination and management functions are handled by Operating Committees: the CIB Operating Committee, the PCAM Operating Committee and the CI Operating Committee, which has taken over operational portfolio management in Corporate Investments.

Our Business Strategy

      In 2002, we rolled out a “strategy of transformation”. This strategy aims to transform our franchise, performance, operating strength, business focus and return to shareholders. To deliver on this strategy, we set out a clear, two-phase management agenda, with specific goals for each phase.

      Phase 1 was launched during 2002, with the overall objective of creating an efficient operating platform for our core businesses. Within this overall objective, we set four specific goals:

•	Performance management and focus on current earnings;

•	Focus on core businesses;

•	Further improvement of capital and balance sheet management; and

•	Optimization of the PCAM franchise.

      Phase 2 was launched at our Annual Shareholders’ Meeting in June 2003, with the overall objective of providing our core businesses with a springboard for growth. Within this overall objective, we set four specific goals:

•	Maintaining strict cost, capital and risk discipline;

•	Capitalizing on global leadership in CIB;

•	Delivering profitable growth in PCAM; and

•	Establishing Deutsche Bank as the most reputable brand.

      We have also announced clear financial targets for the completion of our management agenda. We aim to provide our shareholders with an underlying pre-tax return on equity of 25%, once the strategy is complete. (We cannot estimate the corresponding pre-tax return on equity calculated in accordance with U.S. GAAP, since we cannot predict the magnitude for future periods of the adjustments to be used to obtain the components of the underlying pre-tax return on equity from those of the pre-tax return on equity calculated in accordance with U.S. GAAP; such adjustments are described in note 28 to our consolidated financial statements and on pages S-12 and S-13).

Delivery on Phase 1

      The achievements of Phase 1, which concluded at the end of 2003, are evident from the 2003 full year financial results. We met, and in some areas exceeded, our strategic objectives,

and provided a strong, focused platform for the launch of Phase 2. Highlights of the successful delivery of Phase 1 were:

Performance management and focus on current earnings

      Our objective has been to deliver current earnings to shareholders, via strong management discipline. This focus has brought significant benefits in very challenging markets and is evident in several areas:

•	Significant growth in earnings. In 2003, net income rose by 244%, to € 1.4 billion, from € 0.4 billion in 2002. Growth in current earnings was driven by an increase of 163% in underlying pre-tax profit, to € 3.6 billion, from € 1.4 billion in 2002 (see page S-13). In 2003, income before income taxes was € 2.8 billion, down 22% from € 3.5 billion in 2002.

•	Cost reductions. For the year 2003, total noninterest expenses declined by some € 3.5 billion, or 17%, to € 17.4 billion, from € 20.9 billion in 2002. Our 2003 operating cost base was € 17.3 billion, down € 2.1 billion from the € 19.4 billion in 2002 (see page S-12).

•	Headcount reductions. At the end of 2003, total headcount (on a full-time equivalent basis) was 67,682, compared to 86,524 at the end of 2001, a reduction of 18,842.

Focus on core businesses

      Our objective has been to provide sustainable returns to our shareholders by focusing the deployment of our resources on our core businesses. We seek to withdraw from businesses or activities that do not meet this goal, allowing us to re-deploy our capital and other resources toward core activities. By 2003, we had sold, closed or withdrawn from several non-core businesses, or exited from business units within our “core divisions” of CIB and PCAM which are not central to our strategic or financial goals. Some of the most significant milestones were as follows:

•	In CIB, we completed the sale of major parts of our Global Securities Services (GSS) business, which comprised substantial parts of our custody and transaction processing services business, in January 2003.

•	In PCAM, we completed the sale of most of our Passive Asset Management business in January 2003, and further focused our former personal banking activities by the sale of the greater part of our insurance business, Deutscher Herold, in the second quarter 2002.

•	In Corporate Investments (CI), we made significant progress in our goal of reducing our exposure to alternative assets, including private equity holdings. By December 31, 2003, exposure to alternative assets was € 2.9 billion, down 57% from € 6.8 billion in 2002, and further down from € 8.2 billion at the end of 2001. We also made progress on our stated strategy of exiting from non-core activities, by completing the disposal of a number of industrial holdings.

Further improvement of capital and balance sheet management

      Our objective has been to impose tight discipline on our capital and balance sheet resources, strengthen our capital position, control our exposure to balance sheet risk, and enhance return on equity. Within this objective, three priorities exist: to streamline the balance sheet through a focused reduction of risk-weighted positions, to improve asset quality and to return excess capital to our shareholders through a share buyback program. The results of our efforts in these three areas, as of December 31, 2003, were as follows:

•	Risk-weighted positions were down 9% from 2002 and 29%, since year-end 2001.

•	Problem loans declined significantly. At year-end 2003, problem loans were € 6.6 billion, a decline of 39%, or € 4.2 billion, since the end of 2002 and a decline of 48%, or € 6.0 billion, since the end of 2001.

•	Between July 2002 and April 2003, we bought back over 62 million shares— 10% of outstanding shares at the launch of the program— at an average price of € 48.32 per share. Of these, 40 million shares have been canceled. At our Annual Shareholders’ Meeting in 2003, we received authorization for a second buyback program. By year-end 2003, we had repurchased 17.1 million shares, out of an authorized total of 58 million in the second program.

      At the end of the year 2003, our Tier I capital ratio stood at 10%, well in excess of our target range of 8-9%.

Optimization of the PCAM franchise

      Our objective has been to significantly improve the financial and strategic position of our PCAM business. This contributes to the quality, balance and diversity of our income, and allows us to seize profitable opportunities to enhance returns to our shareholders. Within this overall objective, several priorities exist: to grow PCAM’s underlying pre-tax profit, to establish PCAM’s position in the global “bulge bracket” of asset gatherers, to capture a greater share of the important North American market, with particular focus on higher-yielding assets, and to consolidate our strong position in Europe. Delivery on these objectives is illustrated by the results for 2003:

•	PCAM’s underlying pre-tax profit advanced 18% to € 1.1 billion in 2003, compared to € 945 million in 2002— even though severance payments were € 393 million in 2003, compared to € 136 million in 2002. In 2003 and 2002, income before income taxes was € 1.2 billion; however, 2002’s figure includes € 511 million of net gains from businesses sold (see note 28 to our consolidated financial statements).

•	PCAM’s status as a “bulge bracket” asset gatherer is firmly established. As of the end of 2003, PCAM’s invested assets were € 872 billion, among the largest in the world. A significant proportion of these assets are in profitable areas such as retail/ mutual funds, and alternative investments.

•	PCAM’s position in North America was transformed by the integration of Scudder Investments, acquired from Zurich Financial in the second quarter 2002. In addition, via the acquisition of RREEF, PCAM gained the status as one of the world’s leading real estate asset managers, as measured by invested assets, further diversifying our offering in this important asset class.

•	PCAM’s position in Europe has been strengthened by the creation of our corporate division, Private & Business Clients, which offers a seamless service across private individuals (including affluent individuals), and small businesses. We also strengthened our Private Wealth Management Business Division via the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank, in March 2003. Our European mutual funds business, DWS, consolidated its position at the top of the continental European retail asset management industry, as measured by invested assets.

Completing the management agenda: delivering on Phase 2

      The achievements of Phase 1 leave us well-placed for Phase 2, which was launched at the Annual Shareholders’ Meeting in 2003. Our Phase 2 objectives are as follows:

Maintaining strict cost, capital and risk discipline

      On all of these dimensions, we believe we benefit from momentum built up in Phase 1. We have, in addition, further refined our targets for delivery, and published these targets.

•	Cost management will benefit from ongoing objectives, implemented during Phase 1, but where the full benefit is not yet reflected on our cost line. Headcount reductions in Phase 1 led to heavier than normal levels of severance expenses in 2003. Management aims to further reduce costs in Phase 2.

•	As indicated above, share buybacks were already a successful part of Phase 1 of our strategy. Our second buyback program, launched in September 2003, authorizes the repurchase of up to 58 million shares, of which 17.1 million shares, or 29% of the authorized total, had already been purchased by year-end 2003. We are confident that our second program will also successfully support our strategic targets, without compromising our strong capitalization.

•	Risk discipline made significant progress in Phase 1 and we hope to make further progress, supported by improving economic conditions, in 2004. We intend to closely manage risk-weighted positions and to increasingly use hedging strategies and securitization structures to the extent that they enable us to manage economic risk and risk-weighted positions in efficient ways. We also intend to expand our use of market-based loan pricing and, with support of this pricing framework, to continue to reallocate our balance sheet towards more profitable customer relationships.

Capitalizing on global leadership in CIB

      During the course of Phase 1, our Corporate and Investment Bank (CIB) Group Division built up a strong position among our global peers, as measured by net revenue figures published by the major investment banking houses, in particular in the area of sales and trading. While building up our strong position in sales and trading, we have placed an emphasis on customer flow business and tight management of market risk.

      Within the Corporate Banking & Securities Corporate Division, specific objectives for Phase 2 have been set by all our business divisions. These are as follows:

      Our Global Markets Business Division has already built a world leadership position, as measured by published net revenue figures, and a leading franchise, as evidenced by industry awards, client polls and accolades appearing in industry publications. The division aims to build on the performance and franchise achievements of Phase 1 in the following ways: further increasing client penetration, deepening and strengthening our U.S. franchise, and bringing more efficiency to our processing platforms. Within this overall aim, specific initiatives are:

•	Closing the product and distribution gap between us and the top 3 players in all aspects of U.S. fixed income;

•	Consolidating leadership positions in global derivatives markets; and

•	Further leveraging our combination of investment banking expertise and universal banking reach in high-growth emerging markets.

      Our Global Equities Business Division has also established itself as a world leader, as measured both by published net revenues and franchise quality, as evidenced by client polls and awards from industry publications. In Phase 2, the division further aims to: close the revenue gap to the leading firm in our businesses, achieve profitable growth, enhance productivity through the use of technology and promote the “One Bank-One team” culture. Specific initiatives are:

•	Consolidating leadership positions in high-margin businesses, such as derivatives and DB Advisors;

•	Expanding structured products into Asia-Pacific and the U.S.; and

•	Completing our build-out of Global Prime Services.

      Our Global Corporate Finance Business Division gained market share in very challenging markets. This was due in part to a successful client coverage strategy in which a Senior Investment Banker orchestrated the delivery of a large array of products and services via a Client Service Team. Going forward, we aim to maintain these market share gains and consolidate our brand with corporate clients. We will continue to deliver product excellence and further develop the concept of the Senior Investment Banker and Client Service Team. Specific initiatives are:

•	Further building our U.S. M&A, equity capital markets and debt products businesses; and

•	Expanding our leading high-yield debt franchise in Europe.

      Our Global Banking Business Division aims to enhance the quality, and reduce the cost base, of our coverage organization by closer aligning product and general coverage, ensuring a coherent and effective approach to clients via close co-operation with Global Corporate Finance and Global Transaction Banking. Specific initiatives are:

•	Expanding cross-sell delivery of our products; and

•	Introducing market-based loan pricing.

      Within the Global Transaction Banking Corporate Division, following the sale of substantial parts of our custody and transaction processing services business, we aim to expand our position as a leading provider of key product groups such as Global Cash Management, Global Trade Finance and Trust & Securities Services, supported by an integrated coverage model. Specific initiatives are:

•	Cross-selling risk management products through Global Trade Finance; and

•	Building revenue momentum in Trust & Securities Services fostered by improved market activity and selective geographic expansion into new markets.

Delivering profitable growth in PCAM

      In order to generate profitable growth in the PCAM Group Division, we seek to further expand its worldwide position as an asset gatherer. We intend to continue our efforts to increase efficiency and optimize our product and service range. A comprehensive portfolio of business initiatives is aimed at capturing additional profit growth potential.

      Within our Asset and Wealth Management Corporate Division, specific objectives for Phase 2 are as follows:

      Our Asset Management Business Division has already made good progress in integrating the Scudder and RREEF businesses, reducing costs and increasing profitability despite extremely challenging market conditions. The business now aims to increase our client base and build our brand and culture from within a strictly-controlled cost environment. Specific initiatives are:

•	Pan-European roll-out of DWS Investments;

•	Strengthening third-party distribution in Europe and the U.S.;

•	Building out intermediary channels in the U.S.;

•	Capitalizing on our global capabilities in real estate via RREEF; and

•	Expanding the offering of alternative return strategies.

      Our Private Wealth Management (PWM) Business Division used Phase 1 to refocus its business model, resulting in cost efficiencies and moving from a regional structure to a truly global business. In Phase 2, the business aims to increase invested assets, revenues, and overall contribution to the bottom line of the Group. Specific initiatives are:

•	Hiring of senior relationship managers;

•	Upgrading product mix and pricing structure;

•	Offering integrated onshore and offshore services;

•	Leveraging our global investment banking franchise; and

•	Aligning DB Alex. Brown’s Private Client Services unit with the PWM franchise.

      Our Private & Business Clients Corporate Division aims to deliver profitable growth through attracting and keeping clients, and team building. The business seeks to attract and keep customers by serving them throughout their lives, and matching the right advisor with the right offering to the right customer. The specific objectives of our Phase 2 strategic agenda are as follows:

•	Engaging in active margin management;

•	Increasing customer penetration by targeted cross-selling;

•	Expanding our strong position in the growing customer segment of “asset builders”;

•	Growing customer satisfaction and accelerating customer acquisition; and

•	Leveraging an optimized systematic sales process.

Establishing Deutsche Bank as the most reputable brand

      The strength of our franchise gained significant momentum during Phase 1. Some of the milestones were:

      On the CIB side, we took numerous “House of the Year” categories in a variety of businesses and specific product areas, in the end-of year polls and awards organized by various industry journals. Of particular note was that, at the beginning of 2003, Global Markets was named Derivatives House of the Year by all three major industry publications: International Financial Review (IFR), Risk, and Euromoney.

      On the PCAM side, Asset Management has gained considerable recognition within the industry for the quality and performance of retail products of both Scudder and DWS. Our brand recognition remains among the highest in Continental Europe among retail customers (source: European Well-off Private Client Survey 2003/Global B2B Brand Monitor 2003).

      At year-end 2003, we received our most prestigious accolade to date: we were named as IFR’s Bank of the Year. The publication praised in particular the results of the transformation strategy, and highlighted the role of cross-divisional teamwork and focus on solutions for clients, as reasons for the award. A worldwide advertising campaign, based on the theme “Passion to Perform”, was also rolled out globally in 2003.

      In order to capitalize on this momentum, and effectively exploit the strength and reputation of the Deutsche Bank brand, we have identified targeted initiatives to sharpen our profile with demanding clients. A worldwide marketing campaign with a limited and focused budget and the implementation of a rigorous franchise monitoring (e.g., tracking client satisfaction) will seek to ensure that people worldwide associate our strengths, which are customer focus, teamwork, innovation, performance and trust, with our name and logo. The overall aim is to position ourselves as the provider of choice for products and financial solutions for demanding clients, as well as the employer of choice for talented staff.

Our Group Divisions

      Group division is a term we use to describe the three highest-level divisions of our firm, which are the Corporate and Investment Bank Group Division (CIB), the Private Clients and Asset Management Group Division (PCAM) and the Corporate Investments Group Division (CI). The CIB and PCAM Group Divisions are divided into several corporate divisions, each of which may have several business divisions. The CI Group Division has several business divisions and does not use the intermediate corporate division designation.

      In the following discussion, we describe our three group divisions and the Corporate Center as they existed on December 31, 2003.

      Information for prior periods for all group divisions is presented on the same basis as that for 2003.

      We have generally arranged the following discussion of our three group divisions as follows:

•	We first provide a general description of the group division and introduce its corporate divisions.

•	We then discuss each corporate division within the group division in more detail, dividing each description into the following four sections:

•	Corporate Division Overview

•	Products and Services

•	Distribution Channels and Marketing

•	Competition

      In the following description of the group divisions, all of the data we present are based on our management reporting systems. Our management reporting systems are not necessarily based on U.S. GAAP, but instead on our internal reporting systems and performance measurement methodologies for managing our divisions, assessing their results internally and allocating our internal resources. In addition, our management reporting figures are not audited under auditing standards generally accepted in the United States. For further information on our management reporting systems and for a discussion of the major differences between our management reporting figures and our consolidated financial statements under U.S. GAAP, see “Item 5: Operating and Financial Review and Prospects— Results of Operations by Segment.”

Corporate and Investment Bank Group Division

      The Corporate and Investment Bank Group Division primarily serves global corporations, financial institutions and sovereign and multinational organizations. It also serves medium-sized corporate customers throughout Europe and public sector entities in Europe. This group division generated 67% of our net revenues in 2003, 52% in 2002 and 57% in 2001 (on the basis of our management reporting systems).

      The Corporate and Investment Bank Group Division had 29,620, 34,248 and 38,448 full-time equivalent employees worldwide as of December 31, 2003, 2002 and 2001, respectively. Of these full-time equivalent employees, 15,677, 17,840 and 19,344 were employed in the infrastructure and support areas of our Corporate and Investment Bank Group Division as of December 31, 2003, 2002 and 2001, respectively.

      The Corporate and Investment Bank Group Division’s operations are predominantly in the world’s primary financial centers, including New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. In 2003, nearly 85% of the revenues of the group division were from the United States and Europe, with most of the European business driven from Germany and the United Kingdom. The Asia-Pacific region accounted for most of the remainder, with activities spread out mainly among the more developed countries.

      The businesses that comprise the Corporate and Investment Bank Group Division seek to reach and sustain a leading global position in corporate and institutional banking services, measured by financial performance, market share, reputation and customer franchise while making optimal usage of, and return on, our economic capital. The division also continues to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division.

      At December 31, 2003, this group division included two corporate divisions, comprising the following business divisions:

•	Corporate Banking & Securities Corporate Division

•	Global Markets

•	Global Equities

•	Global Corporate Finance

•	Loan Exposure Management Group

•	Global Banking Division

•	Global Transaction Banking Corporate Division

•	Global Cash Management

•	Global Trade Finance

•	Trust and Securities Services

      The Corporate and Investment Bank Group Division’s activities and strategy are primarily client driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of the other business divisions in the group division. These products and services are inevitably numerous. However, we describe the main products in the description of each corporate division below.

      The Global Markets Business Division is responsible for origination, sales, structuring and trading activities across a wide range of debt, foreign exchange, commodities, derivative and money market products. The division aims to deliver creative solutions to the debt raising, investing and hedging needs of customers, by being able to price and hedge any market risk that clients anywhere in the world may wish to assume or avoid.

      The Global Equities Business Division provides clients with origination, sales, structuring and trading activities across a range of equity and equity-linked products, including equity derivatives and convertibles. The division offers services covering program trading and index arbitrage, structured equity transactions and equity prime services.

      Within our Global Corporate Finance (GCF) Business Division, our clients are offered not only mergers and acquisition and general corporate finance advice together with leveraged debt and equity origination services, but also a variety of credit products and financial services. In addition, we also provide a variety of financial services to the public sector. A segment of corporate and institutional client coverage outside Germany was separated from GCF in February 2003 and is now part of the Global Banking Division (GBD) Business Division.

      Within Global Markets, Global Equities and Global Corporate Finance, in addition to providing products and services to customers, we conduct proprietary trading, or trading on our own account. Most trading activity is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing this exposure by hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also use the Bank’s capital to exploit market opportunities and this is what we term proprietary trading.

      We undertake designated proprietary trading in foreign exchange, fixed income, credit and equity products. Much of this proprietary trading activity takes the form of arbitrage. For example, in index arbitrage, we identify differences between the prices of exchange-traded derivatives (such as futures contracts on an equity index) and the underlying prices on the stock exchange of the individual stocks in the index. In convertible arbitrage, we identify volatility-related pricing differences between the market for convertible debt instruments and the cash and derivatives markets. In credit and equity arbitrage, we use statistics-driven trading strategies based on short-term market movements and indicators to manage our trading book so that the market value of our long positions remains roughly equal to the market value of short positions. We also undertake risk arbitrage, which is generally related to mergers and acquisitions, involving, for example, transactions such as buying a target company’s shares at the same time as selling the bidding company’s shares.

      All our trading activities, including proprietary trading, are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management— Market Risk— Value-at-Risk Analysis.”

      Following a review of its client base the Private Client Services business within our organizational structure was transferred to PCAM effective January 2003. In November 2003, we entered into an agreement to purchase a 40 percent stake in United Financial Group, a Moscow investment bank. The transaction closed in January 2004.

      From July 2003 a new business division called Loan Exposure Management Group (LEMG) has been active. LEMG assumed responsibility for the investment-grade loan book, excluding those of medium-sized German companies and those with original maturities of less than 180 days. LEMG actively manages the risk of the loan book through the implementation of a hedging regime on a selective basis. With effect from the second quarter of 2004 GBD will transfer its German Mid Cap loan book to LEMG; the transfer will include loans with an original maturity of greater than 360 days.

      Global Banking Division is the business division which includes relationship management functions related to multinational and medium-sized companies, domiciled in Germany, as well as to corporate and institutional clients globally. In Germany, this business division also provides varied financial services to public sector customers. These customers include German federal states (Länder) and regional and local authorities in addition to public enterprises and institutions. GBD in Germany has the product responsibility for lending products such as loans and structured finance as well as time deposits. Special financing solutions are provided by the Bank’s subsidiaries Deutsche Immobilien Leasing GmbH and Schiffshypothekenbank zu Lübeck AG. GBD outside Germany has product responsibility for loans to corporate and institutional clients up to 180 days. Effective January 2003, small corporate German customers, previously housed in the GBD Business Division, were transferred to the Private & Business Clients Corporate Division in the context of the realignment of the PCAM Group Division. Effective January 2004, the deposit products activity within GBD has been transferred to the Global Transaction Banking Corporate Division.

      Global Transaction Banking Corporate Division, as described later, is primarily engaged in the gathering, moving, safeguarding and controlling of assets for our clients throughout the world.

      The banking activity that was part of the Offshore Group of GTB was transferred to the Asset and Wealth Management Corporate Division effective January 2003.

      In October 2003 we signed an agreement with Dresdner Bank AG to acquire its German domestic custody business. This acquisition closed in January 2004.

Corporate Banking & Securities Corporate Division

Corporate Division Overview

      Corporate Banking & Securities incorporates our sales and trading, corporate finance, global banking and loan exposure management activities. Below we set forth information on this corporate division:

	As of and for the year ended
	December 31,

	2003	2002	2001

	(€ in millions, except employee
	data)
Net revenues:
Sales & Trading (equity)	€3,091	€2,473	€3,768
Sales & Trading (debt and other products)	6,069	5,567	5,944

Total Sales & Trading	9,160	8,040	9,712

Origination (equity)	486	355	494
Origination (debt)	555	409	460

Total Origination	1,041	764	954

Advisory	470	528	579
Loan products	1,471	2,134	2,752
Other	(431)	(302)	22

Total net revenues(1)	€11,710	€11,164	€14,019

Risk-weighted positions (BIS risk positions)	€127,449	€142,211	€166,400
Employees worldwide (at period end)(2)	9,915	10,702	13,029

(1)	Net revenues include internal interest charges on goodwill of € 150 million in 2003, € 190 million in 2002 and € 206 million in 2001.

(2)	Full-time equivalent employees.

Products and Services

      The following is a description of the main products and services we offer in our Corporate Banking & Securities Corporate Division.

      Sales and Trading (Equity). The primary products and services we offer in the sales and trading (equity) category are the following:

•	Cash Equity. We engage in the trading and sale of equity securities in all major markets and in a number of emerging markets. This includes equity issues that we structure and underwrite, as well as secondary market trading.

We provide two-way markets, enabling the customer to buy and sell securities with us. We may act in the role of agent for these trades, with a third party assuming the other side of the trade, or in the role of principal, where we assume the other side of the trade and hence take the position onto our own books.

•	Equity Derivatives. This product area includes the trading and sale of convertible bonds (in both primary and secondary markets) and listed and over-the-counter futures and options on equity securities. Our activity in this area is customer driven, enabling customers to buy and sell the products. We act in the role of agent or principal to the trades. Equity derivatives also includes program trading (the purchase and/or sale of large portfolios of securities on behalf of clients) as well as the structuring of client-specific derivative products. When we structure client-specific derivative products, our role ranges from advising to execution and hedging on behalf of the client. This may result in us taking positions onto our own books.

There are a number of proprietary business lines within the equity derivatives area. We employ combinations of financial instruments to exploit market opportunities we identify. For example, index arbitrage, where we attempt to exploit pricing differences between the cash (equities) market and the derivatives (equity index futures) market.

•	Global Equity Prime Services. This product area provide structured equity financing, stock borrowing and lending, and prime brokerage services. Structured equity financing makes use of derivative structures, such as equity swaps (in which the parties agree to exchange the return on one or more equity securities for a predetermined fixed or variable interest rate), to facilitate customer flow business, provide liquidity and manage balance sheets. We undertake stock borrowing and lending to provide financing of clients’ and our own positions. Through prime brokerage services, we provide funds by way of financing, stock lending, clearance and reporting services to customers.

      Sales and Trading (Debt and Other Products). This category includes the following primary products and services:

•	Interest Rate and Credit Derivatives. These include interest rate-related swaps, options and forwards, as well as credit-related derivatives that offer customers the ability to hedge and/or change their overall or specific credit exposure profile.

•	Foreign Exchange. This includes market-making and trading transactions in the spot, forward and options markets. We execute these transactions in currencies of the world’s major industrialized countries, as well as in many other currencies.

•	Fixed Income. We execute transactions for customers and also for our own account in German and other sovereign countries’ government and agency securities, whole loans and mortgage-related and other asset-backed securities. We trade as principal for clients and on our own account in investment-grade and noninvestment-grade corporate debt security markets. This area works closely with the teams responsible for the origination (debt) activities detailed below.

•	Emerging Markets. We enter into various transactions for clients, predominantly centered on fixed income securities and structures. The key geographic markets in which we deal are Russia, Brazil, Argentina, India and Turkey. Past and current events have shown that these markets are volatile and that liquidity can become a significant constraint, which is further discussed in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management.”

•	Money Market and Repurchase Agreements. We are active in a wide range of short-term financing solutions in all of the world’s key financial markets. We cover both the inter-corporate and the inter-bank markets. Products in this area include loans and deposits, repurchase and reverse repurchase agreements, commercial paper (primary and secondary) and government bills.

•	Commodities. These include trading activities with clients or for our own account in base and precious metals, electricity, oil and natural gas energy markets and in weather derivatives

      In addition to the products described above, we also enter into various forms of structured and securitization trades, most often in response to a particular client’s needs. These often combine many of the above products.

      Our research departments in this corporate division provide comment and analysis on the bond, equity, foreign exchange and derivatives markets, as well as on the global macroeconomic environment for our corporate and institutional clients. As of December 31, 2003, these research departments employed 534 analysts.

      Origination (Equity). Our equity specialists help clients to raise financing for expansion, acquisitions and restructuring. Customers raise financing through the primary and secondary equity capital markets, with access to a complete range of equity products and equity-linked debt. We provide both advisory and structuring services, as well as distribution, through our sales force.

      Origination (Debt). We provide issuers with customized solutions for their financing needs by utilizing public and private debt issuances. Debt issuances can also be integrated with derivative transactions. We also originate commercial mortgage loans on a global basis for inclusion in securitization transactions as a service to our clients.

      Advisory. This revenue category includes primarily advice on strategic matters, including mergers and acquisitions, divestitures, leveraged buyouts, spin-offs, restructuring, capital structuring and general financial advice.

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

•	Operational and Strategic Lending. Operational lending relates to the working capital needs, both loans and deposits of our clients. Strategic lending is geared to satisfying clients’ borrowing requirements arising from mergers, acquisitions, restructuring or investment capital.

Short-term: We fulfill our clients’ short-term needs (generally up to one year) either with working capital credit lines or by cash advances on a roll-over financing basis. Our short-term lending activities also include loan substitution through bills of exchange.

Medium- to long-term: Roll-over financing is a method by which we provide medium- to long-term credit with an interest rate linked to an external rate.

•	Amortizing, Annuity and Term Loans. For clients’ medium- and long-term financing needs, we offer amortizing and annuity loans as well as term loans. Amortizing and annuity loans provide for the payment of a debt through a predetermined number of periodic payments of equal amount, each consisting of a portion of the remaining principal plus interest on the balance. Term loans are loans where the debtor does not repay the principal until the loan is due. We arrange syndicated loans and enter into syndications on an assignment or participation basis. We offer our floating rate products with optional interest cap and forward rate agreements. We also offer standard fixed rate products.

•	Deposit Products. Our deposit products include sight products, which can be withdrawn anytime without notice restrictions, and term deposits, which have restrictions on withdrawal, such as notice periods.

•	Asset Finance and Leasing. In this area, which operates in Germany, other countries in Continental Europe, the United Kingdom, the United States and Japan, we offer cross-border and domestic financing solutions for projects and acquisitions of non-financial assets including real estate leasing and advisory services.

      Other. Major components of this revenue category are internal interest charges on goodwill and realized gains/ losses on certain business disposals.

      The following charts show the relative contributions of the above product and service categories to the net revenues (excluding revenues from other products) of the Corporate Banking & Securities Corporate Division in 2003, 2002 and 2001.

Distribution Channels and Marketing

      In the Corporate Banking & Securities Corporate Division the focus of our relationship managers and sales teams is on our client relationships. We have structured our client coverage model so as to provide varying levels of standardized or dedicated service to our customers depending on their size and level of complexity. Sales forces offer standardized products to the smaller clients or those with less sophisticated needs. In addition, we are increasingly involved in a number of initiatives to provide electronic marketing and distribution capability. Dedicated corporate bankers manage the client relationships of the medium-to large-sized corporate and financial institution clients. Global corporates and multinational organizations are served by corporate bankers and a dedicated client service team. The largest clients receive the dedicated support of a client service team, led by a Senior Investment Banker.

Competition

      Our main global competitors of this corporate division are Goldman Sachs, Morgan Stanley, Merrill Lynch, Lehman Brothers, Credit Suisse First Boston, UBS, JPMorgan Chase and Citigroup. In addition, within Germany, our competitors include other German private universal banks, regional banks, savings banks, public state banks (Landesbanken) and cooperative banks.

Global Transaction Banking Corporate Division

Corporate Division Overview

      Global Transaction Banking is primarily engaged in the gathering, moving, safeguarding and controlling of assets for its clients throughout the world. Global Transaction Banking provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies. These services include domestic custody, trust and securities services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance.

      Global Transaction Banking primarily generates transaction services revenue. Net revenue totaled € 2,469 million, € 2,612 million and € 2,943 million for the years ended December 31, 2003, 2002, and 2001, respectively.

      Global Transaction Banking had 4,028, 5,705 and 6,075 full-time equivalent employees worldwide as of December 31, 2003, 2002 and 2001, respectively.

      On January 31, 2003, we closed the sale of substantial parts of our Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. The business units included in the sale were:

•	Global Custody and, additionally, Domestic Custody and Securities Clearing in the U.S. and the United Kingdom. The nature of these activities is described below in our current products and services summary under Custody Services.

•	Global Funds Services. We administered unitized funds for our own account and for third party promoters. We also provided master trust accounting services to clients; fund accounting, valuation and unit pricing services to pension funds, unitized and other investment funds. We also offered investment institutions an outsourced back office service. We provided fund administration services for investment organizations as well.

•	Agency Securities Lending. We operated an agency securities lending program in which we lent to a series of borrowers assets we held in our custody or with other third party custodians. We lent securities against collateral. As the agent for these transactions, we assumed all trading, settlement and processing related duties and costs.

      Under the terms of the transaction Deutsche Bank received cash payments over a one-year period, elements of which were variable depending on certain performance criteria relating to the business units sold. Revenues for the year ended December 31, 2003 included the gain resulting from this sale.

Products and Services

      In this corporate division, our revenues derive from transaction services. The information below relates to our ongoing activities. The financial results for the periods shown prior to the sale of substantial parts of the Global Securities Services business include the results of the businesses, described above, that have now been sold.

      The main current transaction services products and services are as follows:

•	Custody Services. Our core custodial services include settlements, safekeeping, clearing services, master custody, foreign exchange services and cash, network management and tri-party and collateral management. We also provide performance measurement services, which assist fund managers and trustees in analyzing and measuring the performance of individual investment portfolios. The primary customers for these products are financial institutions.

•	Trust and Securities Services. We provide trust and payment services for bonds, commercial paper and medium-term note programs. We provide services for asset-backed and mortgage- backed securities, commercial paper conduits and collateralized debt obligations. We service American depositary receipts, global shares and German registered shares. We also administer escrows, syndicated loans and project financings. Additionally, we coordinate debt exchanges and debt restructurings. We also perform custodial services related to the controlling of collateral documents and cash movements as it pertains to the buying and selling of mortgage loans before being securitized.

•	U.S. Dollar and Euro Clearing Services. We facilitate payments via many of the major clearing systems, including CHIPS (Clearing House Interbank Payment System), Fedwire, Target (the clearing system of the European Central Bank), and other clearing systems. We also perform check processing, cash letter and collection items and settlement transactions outsourced by other banks.

•	Multi-currency Clearing Services. Utilizing our branch network, we provide our institutional clients with the means to settle their payments in a number of European and Asian currencies.

•	Balance Sheet Management and Overnight Investments. We supplement our core payment processing services with a number of liquidity management products including overnight sweep facilities, where we place customer funds in interest-bearing accounts overnight and in short-term investment instruments.

•	Trade and Risk Sales. We offer a variety of trade and risk management products including letters of credit, trade guarantees and documentary collections. Regionally products include customized insourcing of transaction processing under the Global Trade management banner and Risk Management Services including comprehensive risk advisory and risk reporting for corporate and public sector entities.

•	Capital Market Sales. Our Capital Market Sales offers clients an easy and convenient one-stop-shop with integrated solutions for their asset, liability and risk management. This includes foreign exchange, money market products, commodities, OTC derivatives, stocks or bonds. We create integrated solutions to mitigate currency and pricing risks as well as to optimize clients’ asset, interest and currency portfolios.

•	Structured Trade and Export Finance. We provide a full spectrum of innovative structured trade and export finance solutions for cross-border transactions by utilizing export credit agency and private insurance cover; pre-export, prepayment and other performance-risk structures; and forfeiting or without recourse financing techniques. In addition our distribution team places trade risk in the primary and secondary markets.

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

Private Clients and Asset Management Group Division

      The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 39% of our net revenues in 2003, 36% in 2002 and 37% in 2001 (on the basis of our management reporting systems).

      The Private Clients and Asset Management Group Division had 36,843, 41,512 and 44,051 full-time equivalent employees worldwide as of December 31, 2003, 2002 and 2001, respectively. Of these full-time equivalent employees, 9,365, 10,887, and 12,090 were employed in the infrastructure and support areas of our Private Clients and Asset Management Group Division as of December 31, 2003, 2002 and 2001, respectively.

      At December 31, 2003, this group division included the following corporate divisions:

•	Asset and Wealth Management

•	Private & Business Clients

      In October 2002, we began combining what had formerly been separately offered services for our personal, private and business clients under a single management and the Deutsche Bank brand. Effective January 1, 2003, the new corporate division Private & Business Clients now serves attractive customer groups in line with their needs in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal, Poland and the Netherlands. Within this new corporate division we combined our Personal Banking clients, Private Banking clients not served by Private Wealth Management and our small-sized corporate customers, which were partly housed in CIB before this realignment.

      We will continue to serve the specific needs of high net worth clients, their families and selected institutions globally out of our newly established Private Wealth Management Business Division. We intend to grow this business with emphasis on Germany, the U.S. and the global offshore market. As part of our efforts to develop a full-service wealth management platform, the Private Client Services business and the banking activity of the Offshore Group have been included in the private wealth management business.

      Effective January 1, 2003, the Private Clients and Asset Management Group Division consists of the Private & Business Clients Corporate Division and the Asset and Wealth Management Corporate Division, comprised of the former Asset Management Corporate Division, the private banking activities for high net worth clients, their families and selected institutions, as well as the Private Client Services business, which was transferred from the

Corporate Banking & Securities Corporate Division of the CIB Group Division, and the banking activity that was part of the Offshore Group, which was transferred from the Global Transaction Banking Corporate Division of the CIB Group Division.

Asset and Wealth Management Corporate Division

Corporate Division Overview

      The Asset and Wealth Management Corporate Division operates our global asset management and private wealth management businesses. This division serves a range of retail, private and institutional clients, the latter including:

•	insurance companies

•	pension funds

•	corporations

•	governments

•	charities

      The Asset and Wealth Management Corporate Division generated 18% of our net revenues in 2003, 14% in 2002 and 11% in 2001 (on the basis of our management reporting systems).

      The acquisition of Scudder and RREEF completed in the second quarter of 2002 puts us in the global bulge bracket of the active asset managers. The addition of Scudder’s retail fund business in the U.S., which is retaining the long-established and reputable “Scudder Investments” brand, complements our position as a leader in the German retail business (Source: Bundesverband Investment und Asset Management e.V. as of February 17, 2004) through our DWS Investments franchise. Scudder’s institutional business also strongly complemented our existing institutional franchise, especially in the U.S. The private client business of Scudder, Scudder Private Investment Counsel, has been integrated into our private wealth management business in the U.S. With our acquisition of RREEF, DB Real Estate is one of the world’s leading asset managers for real estate investments and real estate investment trusts (Source: “Pension and Investments” as of September 29, 2003).

      In the third quarter of 2002, we entered into an agreement with Northern Trust Corporation to sell most of our Passive Asset Management business. This transaction closed January 31, 2003. The revenues associated with the sold business accounted for less than 1% of Asset and Wealth Management’s total revenues.

      In March 2003, we completed the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank, which focuses primarily on Swiss onshore clients.

      The Private Equity Fund of Funds Group and the third-party funds business in Australia were transferred from the Corporate Investments Group Division to the Asset and Wealth Management Corporate Division.

      In the first quarter of 2003, we transferred our Italian financial advisor network (“Finanza & Futuro Banca”) to Private & Business Clients.

      In December 2003, we entered into an agreement to transfer a substantial part of our direct real estate private equity portfolio to a third-party fund. The portfolio is well diversified by location, property type, and investment strategy, and consists of seasoned assets originated by our Real Estate Opportunities Group, which will continue to manage the fund on behalf of its new investors continuing the transition from an investor in real estate to an asset manager. The greater part of the transaction closed in December 2003, with the remainder to close in the first quarter of 2004.

      Our Asset and Wealth Management Corporate Division is comprised of the Asset Management Business Division covering Traditional Asset Management as well as Real Estate and Hedge Funds, which offer nontraditional or alternative products, and the Private Wealth Management Business Division. We are among the leading asset managers in the world based on total invested assets. On December 31, 2003, the Asset and Wealth Management Corporate Division had € 729 billion of invested assets, including € 514 billion of assets in traditional asset management, € 53 billion of assets in alternative investments and € 162 billion in private wealth management. For the year ended December 31, 2003, the Asset and Wealth Management Corporate Division had € 3.8 billion in total net revenues. These revenues are comprised of the components listed below and are explained in further detail under “—Products and Services”.

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except
	invested
	assets and employee data)
Net revenues:
Portfolio/fund management (AM)	€2,195	€2,165	€1,498
Portfolio/fund management (PWM)	281	338	377

Total Portfolio/fund management	2,476	2,503	1,874

Brokerage	654	680	814
Loans/deposits	128	167	216
Payments, account & remaining financial services	12	9	10
Other	570	388	333

Total net revenues	€3,841	€3,747	€3,247

Invested assets (€ in billions)(1):
Invested assets (Germany)	€200	€186	€194
Invested assets (outside Germany)	529	694	620

Total invested assets	€729	€880	€814

Employees worldwide (at period end)(2):	8,692	9,823	6,548

(1)	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and (b) client assets we hold that are originated by us and sold through third parties. We manage invested assets on a discretionary or advisory basis, or they are deposited with us.

(2)	Full-time equivalent employees.

     The following charts show the relative contributions of these product and service categories to the net revenues of our Asset and Wealth Management Corporate Division in 2003, 2002 and 2001.

      The following charts show the relative regional contributions of our traditional asset management products and private wealth management products as well as the contributions from our globally managed alternative investment products to the net revenues of our Asset and Wealth Management Corporate Division for 2003, 2002 and 2001:

      The following charts show the Asset and Wealth Management Corporate Division’s invested assets by region for the traditional asset management products and private wealth management products as well as the globally managed alternative investments:

Products and Services

      The following is a description of the products and services we offer in the Asset and Wealth Management Corporate Division:

      Portfolio/ Fund Management. Our portfolio/fund management revenues category includes the following primary products and services:

•	Active Fund Management. We structure our active management of products through our retail and institutional channels via mutual funds, commingled accounts, and separately managed accounts. Our fund managers invest in equity, fixed income, and balanced products that are global, regional, country or industry-specific.

•	Passive/ Quantitative Fund Management. We have entered into a Preferred Provider Agreement with Northern Trust Corporation to ensure that we can still continue to market to our customers a full suite of products, including those of a passive nature. We will remain linked to the passive business within the German Passive Asset Management business, which is not part of the sale, and specialized passive products that we have chosen strategically to continue investment management services.

•	Alternative Investments. We manage all of our real estate activities through DB Real Estate, and our hedge fund activities through DB Absolute Return Strategies (DB ARS).

DB Real Estate acquires and manages investments in institutional grade properties and real estate securities on behalf of our institutional and private clients worldwide. We specialize in managing core, value-enhancing and high-yield property investments as well as investments in publicly traded real estate securities and mezzanine loans. We offer several types of structures through which our clients may invest, including commingled funds, both closed and open-end, as well as investment programs that can be customized to meet an individual client’s specific needs.

The DB ARS hedge fund platform provides access to both Deutsche Bank and third-party hedge fund strategies, and offers both single-manager and multi-manager funds. Our selection process is designed to produce a pool of qualified managers in a range of sectors, strategies and styles. We look for well-capitalized managers who have a consistent performance history and a sound operations structure. As an asset class, hedge funds are designed to provide attractive risk-adjusted returns in most market environments and offer portfolio diversification benefits to investors. We distribute our products globally to institutions and high net worth individuals.

•	Discretionary Portfolio Management. In Private Wealth Management portfolio management, our specialized fund managers have discretion to manage clients’ investments within the clients’ general guidelines. The fund managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where permitted. In connection with discretionary portfolio management services, we may charge the client a small fee for each transaction as well as a recurring base fee.

      Brokerage. In the brokerage business, our relationship managers and client advisors provide investment advice to clients whose securities are deposited with us in accounts over which we do not exercise investment discretion. This advice relates to new financial products, such as equity initial public offerings and new investment funds, as well as products in secondary markets. Our services also include advice on wealth management and growth, including tax-optimized investments and estate planning. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where permitted. The relationship managers also advise their clients on the products of third parties.

      Loans/ Deposits. Our loans/deposits revenue category includes traditional deposit products (including current accounts, time deposits and savings accounts) as well as more specialized secured and unsecured lending. We offer our clients both standardized and more specialized finance and savings products.

      Payments, Account & Remaining Financial Services. Our payments, account & remaining financial services revenue category includes the following primary products and services:

•	Processing and disposition of cash and non-cash payments in local currency (e.g., over the counter, processing, transmission of remittances, debit transfers, checks, etc.)

•	Cash transactions (cash deposits and withdrawals, night safe deposits, etc.)

•	International payments, LCs, Guarantees: includes purchase and sale of payment media (traveller’s checks/foreign notes and coins) as well as precious metals/coins, transfers/checks from/to other countries.

      Other. The other category includes revenues primarily from direct real estate investments included within our alternative investments business. Rental revenues as well as gains and losses earned on real estate deal flows are included, particularly the gains recognized at the end of 2003 as result of the advent of the Global Real Estate Opportunities Fund. In this category, we also include revenues that are not part of our core business, specifically, the gain on sale of businesses.

Distribution Channels and Marketing

      In Germany and elsewhere in Europe (excluding the United Kingdom), we generally market our retail asset management products through our established internal distribution channels, and Private & Business Clients Corporate Division’s distribution channels. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe and in the United Kingdom via our own Asset and Wealth Management distribution channels and through third-party distributors, such as brokers, banks and independent financial advisors. Scudder Investments distributes its retail products to U.S. investors primarily through financial representatives, including brokers at regional firms, independent financial advisors and registered investment advisors. We also distribute our products through our direct Asset Management channel, which is limited to existing investors. This channel was closed to new investors as of December 29, 2000. In addition, we distribute our funds directly to members of the American Association of Retired Persons (AARP) Investment Program.

      We distribute products for institutional clients through our substantial sales and marketing network within Asset and Wealth Management and through third-party distribution channels. We also distribute these products through our other businesses, notably the Corporate and Investment Bank Group Division.

      Within the traditional retail and institutional businesses, we have in place strong regional investment teams and businesses that understand the needs of their clients and the dynamics of their specific markets. While these teams are led by regional Chief Investment Officers, we remain committed to our global investment platform. Oversight of global issues is provided by our Global Investment Committee, which is chaired by our divisional Chief Executive Officer. Additional committee representation includes the global product heads for equity and fixed income disciplines. We generally divide our investment professionals within a particular product group into teams that specialize in the products of specific regions or sectors.

      We distribute our alternative investment products predominantly to high net worth clients, institutions and retail customers worldwide through our sales and marketing network within Asset and Wealth Management and through third-party distribution channels.

      Within our alternative investments business we employ global investment management teams that understand the needs of their clients and the dynamics of their specific markets. Within DB Absolute Return Strategies, the investment management teams are divided between single-manager and multi-manager strategies. DB Real Estate relies on direct client relations staff to provide clients and brokers with access to real estate investment options. Within a particular investment management team our investment professionals are divided into groups that specialize in specific products or sectors within the hedge fund or real estate industries.

      All of our retail, institutional and alternative product teams include investment professionals who are involved in the creation of both regional and global cross-border portfolios. The investment process involves the input of our investment professionals at all levels.

      Within the Asset and Wealth Management Corporate Division our research capabilities are integral parts of our global investment organization structure. These groups provide information and analytical data in the investment process. We designed our investment strategy to evaluate risks before and during the creation of a portfolio. Our monitoring procedures employ both quantitative and qualitative controls.

      Our relationship managers in the private wealth management business work within target customer groups, assisting clients in developing individual investment strategies. We believe that our relationship managers help us foster enduring relationships with our clients and set us apart from competitors who offer less responsive relationships.

      In our private wealth management onshore business wealthy customers are served via our service relationship manager network in the respective countries. Our customers also have access to our retail branch network and other general banking products we offer through our retail banking operations. The offshore business encompasses all of our clients who establish accounts outside their countries of residence. These customers are able to use our offshore services to access financial products that may not be available in their countries of residence.

      In addition, the client advisors of the Private Client Services business focus on traditional brokerage offering and asset allocation, including a wide range of third party products.

Competition

      Our main competitors in the asset & wealth management business include Citigroup, UBS, Fidelity Investments, Credit Suisse, Merrill Lynch, JPMorgan Chase, Morgan Stanley, Vanguard Group, Goldman Sachs, Alliance Capital, State Street Bank, Barclays Global Investors, Franklin Templeton, BNP Paribas, Amvescap and Putnam.

Private & Business Clients Corporate Division

Corporate Division Overview

      The Private & Business Clients Corporate Division was established effective January 1, 2003, combining our Personal Banking clients, Private Banking clients not served by Private Wealth Management and our small corporate customers formerly served by CIB, thereby establishing one single business model across Europe with a focused, sales-driven management structure under the Deutsche Bank brand. Private & Business Clients serves these customer groups in line with their needs in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal, Poland and the Netherlands.

      In December 2001, we agreed with Zurich Financial Services (Zurich) to acquire the greater part of Zurich’s asset management businesses (Scudder, excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, most of which we held through Versicherungsholding der Deutschen Bank AG. We completed these transactions in the second quarter of 2002.

      As a result of the sale of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, our reported insurance revenues and policyholder benefits and claims were reduced. Following the sale, we generate commission income as we continue to be distributor of insurance products from our former subsidiaries to our private and retail clients in Germany, Italy and Spain.

      In the first quarter of 2003, we transferred our Italian financial advisor network (“Finanza & Futuro Banca”), previously reported under Asset Management, to Private & Business Clients.

      The Private & Business Clients Corporate Division generated 21% of our net revenues in 2003, 22% of our net revenues in 2002 and 26% in 2001. In the table below we set forth some information on this corporate division:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except invested
	assets and employee data)
Net revenues:
Portfolio/fund management	€139	€227	€294
Brokerage	937	835	871
Loans/deposits	2,202	2,258	2,255
Payments, account & remaining financial services	811	840	879
Other	297	1,612	3,460

Total net revenues	€4,385	€5,772	€7,759

Loans and deposits:
Loans (Germany)	€51,418	€50,233	€50,829
Loans (outside Germany)	12,626	10,757	9,090

Total lending	64,044	60,990	59,919

Deposits (Germany)	50,190	50,852	50,853
Deposits (outside Germany)	13,252	12,734	12,163

Total deposits	63,442	63,586	63,016

Total loans and deposits	€127,487	€124,576	€122,935

Invested assets (€ in billions)(1):
Invested assets (Germany)	€105	€100	€135
Invested assets (outside Germany)	38	31	34

Total invested assets	€143	€131	€169

Employees worldwide (at period end)(2)	18,786	20,802	25,412

(1)	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and (b) client assets we hold that are originated by us and sold through third parties. We manage invested assets on a discretionary or advisory basis, or they are deposited with us.

(2)	Full-time equivalent employees.

Products and Services

      Generally, similar banking products and services are offered throughout Europe, except that there are some variations from country to country to meet local market, regulatory and customer requirements. The following is a description of the products and services offered in the Private & Business Clients Corporate Division.

      Portfolio/ Fund Management and Brokerage. We provide investment advice, brokerage services, discretionary portfolio management and securities custody services to our clients.

      Loan and Deposit Products. The most significant loan and deposit products are building financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The building finance business, which includes mortgages and construction finance, is our single most significant lending business. We provide building finance loans primarily for private purposes, such as home financing. We also offer commercial mortgage loans. Most of our mortgages have an original fixed interest period of five or ten years. Loan and deposit products include also the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG.

      Payments, Account & Remaining Financial Services comprise administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. Furthermore, they comprise the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In Italy Private & Business Clients issues credit cards and processes credit card payments under the Bankamericard brand.

      Revenues from other products include primarily revenues from activities related to asset and liability management, revenues from our sold insurance business as well as net gains from the sale of businesses.

      The following charts show the relative contributions of these product and service categories to the net revenues of the Private & Business Clients Corporate Division in 2003, 2002 and 2001, excluding net revenues from sold insurance and related activities included in revenues from other products in the table above.

Distribution Channels and Marketing

      In Germany, we provide banking services primarily under the brand name “Deutsche Bank” through our subsidiary, Deutsche Bank Privat- und Geschäftskunden AG (formerly known as Deutsche Bank 24 AG) as well as Deutsche Bank Lübeck AG, vormals Handelsbank, and Deutsche Bank Saar AG, which were integrated into Deutsche Bank Privat- und Geschäftskunden AG in August 2003.

      Our local branch networks in individual European countries outside Germany operate on a legal entity basis using “Deutsche Bank” as a brand name.

      To achieve a strong brand position across Europe, we market our services consistently throughout Europe. To make banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To do this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to its products and services. These channels consist of the following in-person and remote distribution points:

•	Investment and Finance Centers. Investment and Finance Centers offer the entire range of products and advice. European core markets are covered by some 1,300 Investment & Finance Centers, thereof 770 in Germany.

•	Financial Agents. In Germany, we market our retail banking products and services through some 1,100 self-employed financial agents. Financial agents are also used elsewhere in Europe, primarily in Spain, Italy, Portugal and Poland.

•	Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions. We currently have call centers in Germany, Spain, Italy, Belgium, Portugal and Poland.

•	Internet. The Internet is an important channel for our Private & Business Clients Corporate Division. On our website we offer clients brokerage services, account information and product information on proprietary and third party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.

•	Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with the Bank’s financial advisors.

      In addition to the local or regional banks we own, we also have some country-specific distribution arrangements that are intended to supplement our local branch networks. Outside Germany, for example, we have distribution agreements with the Spanish and Italian postal system for the sale of the Bank’s products. In Germany, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we can distribute our mutual funds and other banking products through DVAG’s independent distribution network in Germany. In order to complement our product range we have signed distribution agreements, whereby Private & Business Clients distributes the products of reputable product suppliers. These include an agreement with Zurich for insurance products, and a strategic alliance with eight fund companies (ACM, Fidelity, Franklin Templeton, INVESCO, Merrill Lynch, Morgan Stanley, Schroders and UBS) for the distribution of their investment products.

Competition

      In the Private & Business Clients business, we compete primarily with savings banks (Sparkassen), cooperative banks (Genossenschaftsbanken), other universal banks (such as Dresdner Bank, Commerzbank, HypoVereinsbank and Citibank), sales forces of independent financial advisors, insurance companies and home loan and savings companies (Bausparkassen).

      In Germany, savings and cooperative banks are our biggest group of competitors, which generally operate regionally but cooperate within their respective associations. In other European countries, private universal banks and savings banks are our major competitors. In our most important European markets outside Germany, the main competitors are: in Spain, the bigger banks and savings banks, such as Banco Bilbao Vizcaya Argentaria, Banco Santander Central Hispano, La Caixa and Caja Madrid, and on the other hand, the medium-sized banks and savings banks, such as Banco Popular, Banco Sabadell, Bankinter, Barclays Bank and Caixa Catalunya; in Italy, Banca Intesa, Unicredito and San Paolo IMI, and in Belgium, Fortis Bank, KBC Bank, Dexia Bank and ING Bank.

Corporate Investments Group Division

      The Corporate Investments Group Division encompasses a broad array of alternative assets, including our private equity and venture capital investments, private equity fund investments, corporate real estate investments, certain credit exposures, our portfolio of industrial holdings, our holdings in EUROHYPO AG and Atradius N.V. and certain other non-strategic investments. Historically, our mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.

      We believe that the group division enhances our portfolio management and risk management capability. The group division is currently in the course of reducing significantly its equity and other exposure. In this context a number of significant transactions were entered into during 2003, including the sale of much of our late-stage private equity portfolio to our former Corporate Investments management team, a securitization of fund investments, the sale of certain fund investments and the sale of our interests in Greek EFG Eurobank Ergasias S.A. and SES Global S.A.

      The Corporate Investments Group Division had 223, 663 and 2,948 full-time equivalent employees worldwide as of December 31, 2003, 2002 and 2001, respectively. Of the 223 full-time equivalent employees as of December 31, 2003, 121 were employed by maxblue Americas, for which we have entered into a sale agreement, as discussed under “-Other Corporate Investments” later in this section.

      The Corporate Investments Group Division includes the following three business divisions:

•	The DB Investor Business Division encompasses our substantial holdings in industrial corporations, primarily in Germany, of which many are held and managed through subsidiaries such as DB Industrial Holdings GmbH, DB Value GmbH and others.

•	The Private Equity Business Division is comprised of our proprietary private equity investing arm as well as certain client-related businesses.

•	The Other Corporate Investments Business Division holds certain other investments.

      The following table shows the total net revenues of the business divisions within Corporate Investments Group Division:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)
DB Investor	€147	€3,099	€2,205
Private Equity	(520)	(434)	(1,207)
Other Corporate Investments	(543)	335	924

Total net revenues	€(916)	€3,000	€1,923

DB Investor

      With respect to industrial holdings, DB Investor holds equity interests in a number of manufacturing and financial services corporations. The largest two of these industrial holdings, by market value at December 31, 2003, were interests of 11.8% in DaimlerChrysler AG and 2.5% in Allianz AG. Currently, over 97% of DB Investor’s holdings are in German corporations. In the second quarter of 2003, our investment in Allianz AG was reduced from 3.2% to 2.5% and our investment in mg technologies ag was sold. In August 2003, we sold our investment in HeidelbergCement AG. In the second quarter of 2002 we sold our remaining stake in Munich Re. In the third and fourth quarter of 2002, our stakes in Buderus AG, RWE AG and Continental AG were sold. Our investment in Südzucker AG was significantly reduced from 10.9% to 4.8% in the fourth quarter of 2002. DB Investor also has a significant exposure to fixed income securities.

      Rather than engaging in proprietary trading, which involves buying and selling securities on a day-to-day basis, DB Investor usually holds our investments in listed securities for several years. The majority of the larger shareholdings in listed companies have been in the portfolio for more than 20 years.

      For further information on these holdings, the total market value of which was € 6.4 billion at December 31, 2003, see “Item 11: Quantitative and Qualitative Disclosure about Credit, Market and Other Risk— Risk Management— Market Risk— Market Risk in Our Nontrading Portfolios.”

      DB Investor executes its strategy of maximizing value from the industrial holding portfolio by selling shares strategically taking into account market conditions, the prospects for profit and share price appreciation and the underlying risks at the individual companies.

Private Equity

      Our Private Equity business has historically invested both on behalf of clients and on our own account in private equity directly and through private equity funds (including secondary investments in funds), including venture capital opportunities and leveraged buy-out funds.

      In February 2003, we divested much of our late-stage portfolio to the former Corporate Investments management team in a € 1.5 billion transaction. The portfolio consisted of late-stage direct private equity investments in the United States and Europe, and included investments in Center Parcs, United Biscuits, Jostens, Jefferson Smurfit, Prestige Brands, and Lecta, among others. The late-stage private equity groups were based in New York, London, Frankfurt, Sydney and Tokyo. The equity element of their investments generally ranged in size from € 25 million to € 200 million.

      Subsequent to this divestment, the Private Equity business is largely comprised of Morgan Grenfell Private Equity funds, a retained 20% interest in the late-stage portfolio (retained to cover outstanding liabilities associated with this investment portfolio, principally liabilities to employees and managers), its venture capital investments, its private equity fund investments and certain later-stage direct investments focused on Germany and Latin America.

      In July 2003, we sold our investments in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formerly SMATcom GmbH).

      Morgan Grenfell Private Equity (MGPE) funds are set up to allow a number of external investors to invest in selected companies. MGPE actively acquires investments in companies and places them with the funds. The funds generally keep their investments for a period of years until the company is deemed fit for a public offering or a resale to an unrelated party. MGPE receives revenues as a fund manager. The Private Equity business is also an investor in the MGPE funds. Since April 2003, management and administration services in relation to the MGPE business have been provided by members of the former Corporate Investments management team under the terms of a Secondment and Services Agreement.

      The venture capital investment activity focuses on early-stage companies. The equity element of these investments ranges from € 3 to € 40 million and targets technology, telecommunications and health care enterprises in North America, Europe and Israel.

      Since January 2003, we have entered into several transactions aimed at reducing our venture capital exposure. These transactions will reduce our on-balance sheet exposure by approximately € 150 million, of which approximately € 80 million closed in 2003 and approximately € 70 million are expected to close during the first half of 2004.

      The fund business invests directly in funds and has also acted as a secondary investor. The management of its fund of funds was transferred to our Asset and Wealth Management Corporate Division in March 2003. In July 2003, approximately € 400 million of funds were securitized in a transaction that reduced Private Equity’s on-balance sheet exposure by approximately € 110 million. In August 2003, we announced the signing of a definitive agreement in respect of the sale of certain fund investments that reduced Private Equity’s on-balance sheet exposure by approximately € 350 million. This transaction was subject to a staggered closing process, and the transfer of all interests in the funds concerned was completed in December 2003. In addition, our third-party private equity business in Australia was transferred to our Asset Management Business Division.

      In certain cases the Private Equity business takes a controlling interest in companies. The revenues and expenses of these companies are consolidated.

Other Corporate Investments

      Other Corporate Investments manages certain other equity and real estate investments and credit exposures and covers activities that do not belong in our core business.

      In May 2003 we signed contracts to relinquish our 34.6% stake in Gerling-Konzern-Versicherungs-Beteiligungs-AG (GKB) and to restructure, simultaneously alongside Swiss Re, Sal. Oppenheim and GKB, the ownership of Atradius N.V. (formerly Gerling NCM Credit and Finance AG), a global credit insurer. Following the closing of this transaction in August 2003, our stake in Atradius N.V. was 38.4%.

      In September 2003, we sold a 2.7% stake in SES Global S.A. and in November 2003 we sold our entire stake in Greek EFG Eurobank Ergasias S.A.

      In December 2003, we sold a real estate portfolio, mainly sites occupied by us, to The Blackstone Group. We will continue to occupy most of the properties on a medium- to long-term basis. Largely as a consequence of this transaction, Corporate Investment’s real estate exposure was reduced in 2003 by approximately € 800 million.

      Also in December 2003, we entered into an agreement with Banco do Brazil for the sale of our interest in the operations of maxblue Americas, a joint venture with Banco do Brazil. maxblue Americas is a brokerage providing a variety of advisory and investment management products and services through internet-based technology, investment centers and personal consultants. This transaction is expected to close in the first quarter of 2004, subject to approval by the Central Bank of Brazil.

      We sold our commercial finance business in North America to GE Commercial Finance in October 2002, and we sold our consumer finance business in North America to E*TRADE Bank in December 2002.

      The largest investment managed within Other Corporate Investments is our holding in EUROHYPO AG. This investment arose from the merger in 2002 of our mortgage banking subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank, with Deutsche Hypothekenbank Frankfurt-Hamburg AG and Rheinhyp Rheinische Hypothekenbank AG, which were the respective mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG, to form the new EUROHYPO AG. Immediately subsequent to the merger, our share in the combined entity was 34.6%, with Commerzbank AG taking a 34.4% share and Dresdner Bank AG taking a 28.7% share (free-float 2.3%). In connection with the merger, in December 2002, part of our London-based real estate investment banking business was contributed to EUROHYPO AG. On December 31, 2002, our share of the combined entity was 34.6%. Furthermore, in January 2003, our German commercial real estate financing activities and Dresdner Bank’s U.S.-based real estate investment banking team were transferred to the combined entity. The three transfers resulted in an increase in our share of EUROHYPO AG to 37.7% (as of August 2003). Since the merger in August 2002 we have accounted for this investment under the equity method.

      Other Corporate Investments additionally covers Deutsche Bank’s real estate holdings in Germany, many of which are occupied by Deutsche Bank AG.

Competition

      Prior to the divestment program for our non-core activities, our principal competitors in private equity were JPMorganPartners, Credit Suisse First Boston, One Equity Partners, UBS Capital and the major private equity and venture capital funds in the United States and Europe.

Corporate Center

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

Competitive Environment

Competitors, Markets and Competitive Factors

      The financial services industry— and all of our businesses— are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price.

      In Germany, our wholesale and retail business is influenced by the fact that public-law institutions (Landesbanken and savings banks), by virtue of their legal status, can rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). These guarantees influence corporate and retail lending business in favor of Landesbanken and savings banks because they do not apply to banks, such as us, that are organized in another legal form. On July 18, 2001, the European Commission and the German government agreed to discontinue these mechanisms in general after July 18, 2005, subject to transition rules for liabilities existing on that date. In the run-up to these anticipated changes, a discussion has evolved as to whether the traditional boundaries between the private sector commercial banks, the public sector banks and the cooperative banks should be abandoned in whole or in part. Although the discussion is still at an early phase, we monitor it closely and analyze carefully any potential business opportunities or challenges that might emerge in this context.

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

      As indicated by a rebound in industry-wide mergers and acquisitions, especially in the banking, securities and financial services industries, the trend toward consolidation and convergence is expected to continue. This trend has significantly increased the capital base and geographic reach of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations and to execute large global transactions.

Competition in Our Businesses

Corporate and Investment Bank Group Division

      Our investment banking operation competes in domestic and international markets directly with numerous investment banking firms, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks.

Private Clients and Asset Management Group Division

      In the retail banking business we face intense competition from savings banks and cooperative banks, other universal banks, insurance companies, home loan and savings companies and other financial intermediaries. In Germany, savings and cooperative banks are our biggest group of competitors. These banks generally operate regionally. In other European countries, private universal banks and savings banks are our main competitors.

      Our private wealth management business faces growing competition from the private banking and wealth management units of other global financial service companies and from investment banks.

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

Regulation and Supervision

      Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct operations. As we have operations in almost every country in the world, ranging from subsidiaries and branches in many countries down to representative offices in other countries, or employee representatives assigned to serve customers in yet others, we are regulated and supervised in virtually every country. Local authorities impose certain reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on our banking and nonbanking operations. In addition, a number of countries in which we operate impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:

•	restrictions on the opening of local offices, branches or subsidiaries and the types of banking and nonbanking activities that may be conducted by those local offices, branches or subsidiaries;

•	restrictions on the acquisition of local banks or requirements of specified percentages of local ownership or specified numbers of local management personnel; and

•	restrictions on investment and other financial flows in and out of the country.

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

      German law generally allows universal banks to engage in all the specialized banking activities that specialized banks perform, such as mortgage lending and public sector lending. Despite this, private sector universal banks are generally not allowed to operate as mixed mortgage banks and to refinance mortgage loans and public sector loans by issuing mortgage bonds (Hypothekenpfandbriefe) and public sector bonds (Öffentliche Pfandbriefe). Pfandbriefe are a specialized type of debt security. They are collateralized by pools of loans secured by first mortgages or a pool of public sector loans. Only three German universal banks are permitted to operate as a mixed mortgage bank: Bayerische Hypo- und Vereinsbank AG, EUROHYPO AG and Hypo Real Estate Bank AG. Therefore, Deutsche Bank AG does not have the ability to refinance mortgage loans and public sector loans by issuing Pfandbriefe.

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

      We are subject to comprehensive regulation and supervision by the Federal Financial Supervisory Authority and the Deutsche Bundesbank (referred to as Bundesbank, the German central bank). The European Central Bank regulates us in regard to minimum reserves on deposits. We are materially in compliance with the German laws that are applicable to our business.

The German Banking Act

      The German Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. The Banking Act defines a “banking institution” (Kreditinstitut) as an enterprise that engages in one or more of the activities defined in the Act as “banking business.” The Banking Act also applies to “financial services institutions” (Finanzdienstleistungsinstitute), which are enterprises that engage in one or more of the activities defined in the Act as “financial services”. Banking institutions and financial services institutions are subject to the licensing requirements and other provisions of the Banking Act.

      The Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee) the secretariat of which is provided by the Bank for International Settlements (which we refer to as the BIS), as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures, the establishment of branches within the European Union and the creation of a single European Union-wide banking market with no internal barriers to cross-border banking services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway.

      In January 2001, the Basel Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are (1) to align capital requirements more closely with the underlying risks and (2) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The Basel Committee aims to adopt a new accord by mid-year 2004, with implementation to take effect in the various countries that participate in the Basel Committee by year-end 2006. If these proposals become effective, we may need to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs.

The German Securities Trading Act

      Under the German Securities Trading Act (Wertpapierhandelsgesetz), the Federal Financial Supervisory Authority regulates and supervises securities trading in Germany. The Securities Trading Act prohibits, among other things, insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another country that is a member state of the European Union or another contracting state of the Agreement on the European Economic Area.

      To enable the Federal Financial Supervisory Authority to carry out its supervisory functions, banking institutions are subject to comprehensive reporting requirements with respect to securities and derivatives transactions. The reporting requirements apply to transactions for the banking institution’s own account as well as for the account of its customers. The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The Federal Financial Supervisory Authority has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act.

Regulation by the German Federal Financial Supervisory Authority

      The Federal Financial Supervisory Authority is a federal regulatory authority and reports to the German Federal Ministry of Finance. It was formed on May 1, 2002, and assumed the responsibilities of the German Banking Supervisory Authority, the German Securities Trading Supervisory Authority and the German Insurance Supervisory Authority. The Federal Financial Supervisory Authority issues regulations and guidelines that implement German banking laws and other laws affecting German banks.

      The Federal Financial Supervisory Authority supervises the operations of German banks on an unconsolidated and a consolidated basis to ensure that they are in compliance with the Banking Act and other applicable German laws and regulations. It places particular emphasis on compliance with capital adequacy and liquidity requirements, large exposure limits and restrictions on certain activities imposed by the Banking Act and related regulations.

Regulation by the Bundesbank

      The Bundesbank supports the Federal Financial Supervisory Authority and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as examinations to assess the adequacy of our capital base and risk management systems. In this supervisory role the Bundesbank follows the guidelines issued by the Federal Financial Supervisory Authority acting in concert with the Bundesbank. The Bundesbank is also responsible for the collection and analysis of statistics and reports from German banks.

      Nevertheless, these two institutions have distinct functions. While the Federal Financial Supervisory Authority has the sole authority to issue administrative orders (Verwaltungsakte) binding on German banks, it is required to consult with the Bundesbank before it issues general regulations (Verordnungen). In addition, the Federal Financial Supervisory Authority must obtain the Bundesbank’s consent before it issues any general regulations or guidelines that would affect the Bundesbank’s operations, such as the Principles on Own Funds and Liquidity of Credit Institutions (Grundsätze über die Eigenmittel und Liquidität der Kreditinstitute), which relate to capital adequacy (Grundsatz I or “Principle I”) and liquidity (Grundsatz II or “Principle II”).

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

      Principle I requires each German bank to maintain a solvency ratio (Eigenkapitalquote) of regulatory banking capital to risk-weighted assets (gewichtete Risikoaktiva) of at least 8%. Risk-weighted assets include financial swaps, financial forward transactions, options and other off-balance sheet items. We further explain the calculation of risk-weighted assets below. The solvency ratio rules implement European Union directives, which in turn, are based on the recommendations of the Basel Committee at the BIS.

Regulatory Banking Capital and Risk-Weighted Assets

      Regulatory banking capital, the numerator of the solvency ratio, is defined in the Banking Act for banks, such as ourselves, that are organized as stock corporations, as consisting principally of the following items:

Tier I capital:

•	Paid-in Subscribed Capital (not including capital with respect to preferred shares with cumulative dividend rights).

•	Capital Reserves.

•	Earnings (Revenues) Reserves.

•	Fund for General Banking Risks. A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.

•	Silent Partnership Interests (stille Beteiligungen). Silent partnership interests are hybrid participations in the business of a bank. Such interests are subject to certain conditions, including a minimum term of five years (or ten years for purposes of BIS capital rules), noncumulative dividends, participation in the bank’s losses and subordination to the rights of all creditors in the event of insolvency or liquidation of the bank.

      Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier I capital calculation.

Tier II capital (limited to the amount of Tier I capital):

•	Paid-in Subscribed Capital. This is capital with respect to preferred shares with cumulative dividend rights.

•	Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

•	Longer-term Subordinated Debt. (Limited to 50% of the amount of Tier I capital) This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

•	Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz). A bank may include 45% of these reserves in regulatory banking capital. However, any reserves included in regulatory banking capital must have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings.

•	Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other nonbanking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4% of the book value of the receivables and securities recorded.

•	Certain Unrealized Reserves. These may include up to 45% of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 35% of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4% of its risk-weighted assets. Reserves may be included in Tier II capital only up to a maximum amount of 1.4% of risk-weighted assets.

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

      Off-balance sheet items, such as financial guarantees, letters of credit, swaps and other financial derivatives, are subject to a two-tier adjustment. First, the value of each item is determined. The value of each item is multiplied by one of three risk-classification multipliers (20%, 50% and 100%) depending on the type of instrument. In the second step, the off-balance sheet item is assigned to one of the five credit risk categories set forth above for balance sheet items. Selection of an appropriate risk multiplier is based on the type of counterparty or debtor and the type of collateral, if any, securing the asset. The adjusted value of the off-balance sheet item is then multiplied by the risk multiplier to arrive at the risk-weighted value of the off-balance sheet item.

Tier III Capital and Market Price Risk

      Principle I also sets forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:

•	foreign exchange positions;

•	commodities positions;

•	certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and

•	options positions.

      The net risk-weighted market price risk positions must be covered by Own Funds (Eigenmittel) that are not required to cover counterparty risk. Own Funds consist of regulatory banking capital (Tier I plus Tier II capital) and Tier III capital. The calculation of risk-weighted market price risk positions must be made in accordance with specific rules set forth in Principle I or, at the request of a bank, in whole or in part in accordance with the bank’s internal risk rating models approved by the Federal Financial Supervisory Authority.

      At the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:

•	the difference between the bank’s regulatory banking capital and 8% of its aggregate amount of risk-weighted risk assets; and

•	the bank’s Tier III capital.

Tier III capital consists of the following items:

•	Net Profits. Net profits are defined as the proportionate profit of a bank which would result from closing all trading book positions at the end of a given day minus all foreseeable expenses and distributions and minus losses resulting from the banking book which would likely arise upon a liquidation of the bank, unless such losses must be deducted from the bank’s regulatory banking capital pursuant to an order of the Federal Financial Supervisory Authority.

•	Short-term Subordinated Debt. This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.

      Net profits and short-term subordinated debt qualify as Tier III capital only up to an amount which, together with the supplementary capital not required to cover risks arising from the banking book (as described below), does not exceed 250% of the core capital not required to cover risks arising from the banking book.

      The Banking Act defines the banking book as all positions and transactions that are not part of the trading book. The trading book is defined as consisting primarily of the following:

•	financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements;

•	positions and transactions for the purpose of hedging market price risks arising from the trading book and related refinancing transactions;

•	transactions subject to the designation of the counterparty (Aufgabegeschäfte);

•	payment claims in the form of fees, commissions, interest, dividends and margins directly linked to trading book positions; and

•	repurchase, lending and similar transactions related to trading book positions.

      Banks must set internal criteria according to which they allocate positions and transactions to the trading book and notify such criteria to the Federal Financial Supervisory Authority and the Bundesbank.

Consolidated Regulation and Supervision

      The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole meets the Own Funds requirements. Under the Banking Act, a group of institutions consists of a bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50% of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties.

Capital Requirements under the Basel Capital Accord

      We have agreed with the Federal Financial Supervisory Authority to calculate and report our consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (which we call the Basel Capital Accord) in addition to the calculation and reporting requirements in accordance with the Banking Act as described above. The Basel Capital Accord provides that banks shall maintain (on a consolidated basis) a risk-based core capital ratio of at least 4% and a risk-based regulatory banking capital ratio of at least 8%. In some respects (for example, for the treatment of goodwill and commercial real estate loans), the calculation of these ratios is different from the calculation under the Banking Act.

Liquidity Requirements

      The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. Principle II prescribes these specific liquidity requirements applicable to banks and to certain financial services institutions. The liquidity requirements set forth in Principle II are based on a comparison of the remaining terms of certain assets and liabilities. Principle II requires maintenance of a ratio (Liquiditätskennzahl or “one-month liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. German banks and certain financial services institutions are required to report the one-month liquidity ratio and estimated liquidity ratios for the next eleven months to the Federal Financial Supervisory Authority on a monthly basis. The liquidity requirements set forth in Principle II do not apply on a consolidated basis.

Limitations on Large Exposures

      The Banking Act and the Large Exposure Regulation (Grosskredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks on an unconsolidated and a consolidated basis through restrictions on large exposures (Grosskredite). The large exposure rules distinguish between the following two types of institutions:

•	banks and groups of institutions with minor trading book positions that are not subject to the rules relating to the trading book (see “—Capital Adequacy Requirements”) (non-trading book institutions); and

•	banks and groups of institutions that are subject to the rules relating to the trading book (trading book institutions).

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

      Aggregate book large exposures are created when the sum of banking book exposures and the exposures incurred in the trading book related to a client, and clients affiliated with it, (trading book large exposures) equals or exceeds 10% of the bank’s or group’s Own Funds. The 25% limit (20% in the case of unconsolidated affiliates), calculated by reference to a bank’s or group’s Own Funds, also applies to aggregate book large exposures. Exposures incurred in the trading book include:

•	the net amount of long and short positions in financial instruments involving interest rate risk (interest net positions);

•	the net amount of long and short positions in financial instruments involving equity price risk (equity net positions); and

•	the counterparty risk arising from positions in the trading book.

      In addition to the above limits, the total of all banking book large exposures must not exceed eight times the bank’s or group’s regulatory banking capital, and the total of all aggregate book large exposures must not exceed in the aggregate eight times the bank’s or group’s Own Funds.

      A bank or group of institutions may exceed these ceilings only with the approval of the Federal Financial Supervisory Authority. In such a case, the bank or group is required to support the amount of the large exposure that exceeds the ceiling with regulatory banking capital (in the case of ceilings calculated with respect to regulatory banking capital) or with Own Funds (in the case of ceilings calculated with respect to Own Funds) on a one-to-one basis.

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

Limitations on Significant Participations

      The Banking Act places limitations on the investments of deposit-taking banks, such as ourselves, in enterprises outside the financial and insurance industry, where such investment (called a “significant participation”):

•	directly or indirectly amounts to 10% or more of the capital or voting rights of an enterprise; or

•	would give the owner significant influence over the management of the enterprise.

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

      The nominal value (as opposed to book value or price paid) of a bank’s significant participation in an enterprise must not exceed 15% of the bank’s regulatory banking capital. Furthermore, the aggregate nominal value of all significant participations of a bank must not exceed 60% of the bank’s regulatory banking capital. A bank may exceed those ceilings only with the approval of the Federal Financial Supervisory Authority. The bank is required to support the amount of the significant participation or participations that exceed a ceiling with regulatory banking capital on a one-to-one basis.

      The limitations on significant participations also apply on a consolidated basis.

Financial Statements and Audits

      As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP. German GAAP for banks primarily reflect the Commercial Code and the Regulation on Accounting by Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute) which in turn implement EU Directives on accounting. The Regulation on Accounting by Credit Institutions and Financial Services Institutions requires a uniform format for the presentation of financial statements for all banks.

      Compliance with the capital adequacy requirements of the German Banking Act, the liquidity requirements, large exposure rules and other requirements of the German Banking Act are based on financial statements prepared in accordance with German GAAP.

      Pursuant to the German Commercial Code, exchange-listed companies, such as us, are permitted to prepare their consolidated financial statements in accordance with certain internationally recognized accounting principles, such as International Accounting Standards, or IAS, now called International Financial Reporting Standards, or IFRS, and U.S. GAAP. These statutory rules, however, apply only until and including the financial year 2004. Until the financial year 2000 we prepared our consolidated annual financial statements in accordance with IAS. From the financial year 2001 on we have prepared our consolidated annual financial statements in accordance with U.S. GAAP. In July 2002, the European Union issued a Regulation which requires companies governed by the law of a European Union member state to prepare their financial statements from and including the financial year 2005 onwards in accordance with IFRS, if their securities are admitted to trading on a regulated market in the European Union. The member states may postpone the application of this Regulation until 2007 for companies like us which have their securities also listed outside the European Union and apply other internationally recognized accounting standards like U.S. GAAP.

      Compliance with the capital adequacy ratios pursuant to the Basel Capital Accord (see “—Capital Adequacy Requirements— Capital Requirements under the Basel Capital Accord”) is based on financial statements prepared for consolidation purposes. Therefore, our compliance with such capital adequacy ratios until the end of 2000 is based on financial statements prepared in accordance with IAS and since 2001 is based on financial statements prepared in accordance with U.S. GAAP. We anticipate that such compliance will be based on financial statements prepared in accordance with IFRS once we apply the EU Regulation of July 2002.

      Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer ). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates and supervises the audit. The Federal Financial Supervisory Authority must be informed of and may reject the accountant’s appointment.

      The Banking Act requires that a bank’s accountant inform the Federal Financial Supervisory Authority of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the financial position of the bank. The accountant is also required to notify the Federal Financial Supervisory Authority in the event of a material breach by management of the articles of association or of any other applicable law.

      The accountant is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht ) for submission to the bank’s supervisory board, the Federal Financial Supervisory Authority and the Bundesbank.

Reporting Requirements

      The Federal Financial Supervisory Authority and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks.

Internal Auditing

      The Federal Financial Supervisory Authority requires every German bank to have an effective internal auditing department. The internal auditing department must be adequate in size and quality and must establish adequate procedures for monitoring and controlling the bank’s activities.

      Banks are also required to have a written plan of organization that sets forth the responsibilities of the employees and operating procedures. The bank’s internal audit department is required to monitor compliance with the plan.

Enforcement of Banking Regulations; Investigative Powers

Investigations and Official Audits

      The Federal Financial Supervisory Authority conducts audits of banks on a random basis, as well as for cause. It may require banks to furnish information and documents in order to ensure that the bank is complying with the Banking Act and its regulations. The Federal Financial Supervisory Authority may conduct investigations without having to state a reason for its investigation.

      The Federal Financial Supervisory Authority may also conduct investigations at a foreign entity that is part of a bank’s group for regulatory purposes in order to verify data on consolidation, large exposure limitations and related reports. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.

      The Federal Financial Supervisory Authority may attend meetings of a bank’s supervisory board and shareholders’ meetings. It also has the authority to require that such meetings be convened.

Enforcement Powers

      The Federal Financial Supervisory Authority has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank’s managers from office,

transfer their responsibilities in whole or in part to a special commissioner or prohibit them from exercising their current managerial capacities. If a bank’s Own Funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy the deficiency within a certain period, then the Federal Financial Supervisory Authority may prohibit or restrict the bank from distributing profits or extending credit. This prohibition also applies to the parent bank of a group of institutions in the event that the Own Funds of the group are inadequate on a consolidated basis. If a bank fails to meet the liquidity requirements, the Federal Financial Supervisory Authority may also prohibit the bank from making further investments in illiquid assets.

      If a bank is in danger of defaulting on its obligations to creditors, the Federal Financial Supervisory Authority may take emergency measures to avert default. These emergency measures may include:

•	issuing instructions relating to the management of the bank;

•	prohibiting the acceptance of deposits and the extension of credit;

•	prohibiting or restricting the bank’s managers from carrying on their functions; and

•	appointing supervisors.

      If these measures are inadequate, the Federal Financial Supervisory Authority may revoke the bank’s license and, if appropriate, order the closure of the bank.

      To avoid the insolvency of a bank, the Federal Financial Supervisory Authority may prohibit payments and disposals of assets, close the bank’s customer services, and prohibit the bank from accepting any payments other than payments of debts owed to the bank. Only the Federal Financial Supervisory Authority may file an application for the initiation of insolvency proceedings against a bank.

      Violations of the German Banking Act may result in criminal and administrative penalties.

Deposit Protection in Germany

The Deposit Guarantee Act

      The Law on Deposit Insurance and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, the Deposit Guarantee Act) provides for a mandatory deposit insurance system in Germany. It requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (Entschädigungseinrichtungen). The investor compensation institutions are supervised by the Federal Financial Supervisory Authority. Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as us.

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

      Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee Act. The investor compensation institution may exempt a bank from special contributions in whole or in part if full payment of such contributions are likely to render such bank unable to repay its deposits or perform its obligations under securities transactions. The amount of such contribution will then be added proportionately to the special contributions levied on the other participating banks.

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

      Banks that participate in the Deposit Protection Fund make regular contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to the amount of their regular contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose.

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

      DBTCA is a state-chartered bank and is a member of the Federal Reserve System, the deposits of which are insured by the Federal Deposit Insurance Corporation (referred to as the FDIC). As such, DBTCA is subject to regulation, supervision and examination by both the Federal Reserve Board and the New York Banking Department and to relevant FDIC regulation. Deposits with our New York branch are not insured (or eligible for deposit insurance) by the FDIC. Our federally-chartered banking operations— including Deutsche Bank Florida N.A. and

Deutsche Bank National Trust Company— are also subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. We and certain of our subsidiaries are also subject to regulation, supervision and examination by the state banking regulators of certain of the states in which we conduct banking operations, including New York, Delaware, Connecticut, New Jersey and Texas.

Restrictions on Activities

      Federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in nonbanking activities in the United States. The Gramm-Leach-Bliley Act, which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions. Prior to the Gramm-Leach-Bliley Act, the Bank Holding Company Act restricted us from acquiring U.S. companies engaged in nonbanking activities unless the Federal Reserve Board determined that those activities were a proper incident to banking, managing or controlling banks, or that another exemption applied. Moreover, prior Federal Reserve System approval was required to engage in new activities and to make nonbanking acquisitions in the United States. Following the Gramm-Leach-Bliley Act, qualifying bank holding companies and foreign banks that become financial holding companies may engage in a substantially broader range of nonbanking activities in the United States, including securities, merchant banking, insurance and other financial activities, in many cases without prior notice to, or approval from, the Federal Reserve System or any other U.S. banking regulator. The Gramm-Leach-Bliley Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

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

      Under the Gramm-Leach-Bliley Act and related Federal Reserve Board regulations, we became a financial holding company effective March 2000. To qualify as a financial holding company, we were required to certify and demonstrate that we and our depository institutions in the U.S. were “well capitalized” and “well managed” and that DBTCA and certain of our other U.S. subsidiary banks met certain requirements under the Community Reinvestment Act. These standards, as applied to us, are comparable to the standards U.S. domestic banking organizations must satisfy to qualify as financial holding companies. In particular, we and our U.S. depository institutions are required to maintain capital ratios comparable to that of a well-capitalized U.S. bank, including a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. In addition, we and our U.S. depository institutions must remain well managed. If in the future we or one of the U.S. depository institutions controlled by us cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue newly-authorized financial activities or terminate our U.S. banking operations. Our ability to undertake acquisitions permitted to financial holding companies could also be adversely affected.

      The Gramm-Leach-Bliley Act and the regulations issued thereunder contain a number of other provisions that could affect our operations and the operations of all financial institutions. One of the new provisions relates to the financial privacy of consumers.

      In addition, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. In

May 2001, the Securities and Exchange Commission issued interim rules defining certain terms in the “push-out” provisions and granting banks additional exemptions from broker-dealer registration. Since that time, the Securities and Exchange Commission has made modifications to the proposed rules and has extended the time period for compliance with such rules several times. The rules narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003. The rules narrowing the exclusion of banks from the definition of “broker” are scheduled to become effective on November 12, 2004. It is possible that the Securities and Exchange Commission will further modify these rules or delay their effectiveness. As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been or will be restructured or transferred to one or more U.S. registered broker-dealer affiliates.

      In addition, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may engage only in activities that would be permissible for their federally chartered or licensed counterparts, unless the FDIC (in the case of DBTCA) or the Federal Reserve Board (in the case of our New York branch) were to determine that the additional activity would pose no significant risk to the FDIC’s Bank Insurance Fund (in the case of DBTCA) and is consistent with sound banking practices (in the case of DBTCA and our New York branch). United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which generally are the same as the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank.

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

      The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes undercapitalized, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5% of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator. Since the enactment of FDICIA, DBTCA has been categorized as “well capitalized” under Federal Reserve System regulations.

Other

      In the United States, our U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

•	sales methods;

•	trade practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure;

•	recordkeeping;

•	the financing of customers’ purchases; and

•	the conduct of directors, officers and employees.

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

Regulation and Supervision in Other Jurisdictions

      Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks and monetary authorities, which supplement the home country supervision exercised by the Federal Financial Supervisory Authority.

      For our branches within the European Economic Area, our primary regulator remains the Federal Financial Supervisory Authority pursuant to the “European Passport” we summarize above. Where we operate a branch outside the European Economic Area we do so under two licenses: our German banking license and a license from the host country. We may conduct businesses in the host country only to the extent that our German banking license and the host country’s license both permit them. When we operate a subsidiary outside Germany, the subsidiary holds whichever license is required by local law.

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

Subsidiary	Place of Incorporation

Taunus Corporation(1)	Delaware, United States
Deutsche Bank Trust Company Americas(2)	New York, United States
Deutsche Bank Securities Inc.(3)	Delaware, United States
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft(4)	Frankfurt am Main, Germany
DWS Holding & Service GmbH (formerly Deutsche Asset Management Europe GmbH)(5)	Frankfurt am Main, Germany
DWS Investment GmbH(6)	Frankfurt am Main, Germany
DB Investments (GB) Limited(7)	London, United Kingdom
Deutsche Morgan Grenfell Group plc(8)	London, United Kingdom
DB Value GmbH(9)	Norderfriedrichskoog, Germany

(1)	This company is a holding company for most of our subsidiaries in the United States.

(2)	This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

(3)	This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.

(4)	The company serves private individuals, affluent clients and small business clients with banking products.

(5)	We own 98.5% of both the equity voting rights and equity interest in this company. This company is a German limited liability company and operates as an umbrella company for DWS Investment GmbH and a number of other European mutual fund management companies located in Luxembourg, France, Austria, Switzerland, Italy and Poland.

(6)	This company, in which DWS Holding & Service GmbH owns 100% of the equity voting interests, is a limited liability company that operates as a mutual fund manager.

(7)	This company principally acts as an investment holding company. It is a direct subsidiary of Deutsche Bank AG and is the holding company for most of our subsidiaries in the United Kingdom.

(8)	This company is a subsidiary of DB Investments (GB) Limited. It is the holding company of a group of companies that includes companies providing financial services in the United Kingdom and to clients outside the United Kingdom (principally centered around the international equities business). It also provides investment management services in the United Kingdom and, internationally, provides equity capital for unlisted companies. It also arranges purchases of interests in companies by their managements.

(9)	This company is the holding company for our major industrial shareholdings (Allianz Aktiengesellschaft, DaimlerChrysler Aktiengesellschaft, Linde Aktiengesellschaft, and Südzucker Aktiengesellschaft).

Property, Plant and Equipment

      On December 31, 2003, we operated in 74 countries out of 1,576 facilities around the world, of which 54% were in Germany. We lease a majority of our offices and branches under long term agreements.

      On December 31, 2003, we owned land and buildings with a total book value of approximately € 4.0 billion. Of this amount, we were using land and buildings with a carrying value of approximately € 2.2 billion (55%) for our own operations and we held land and buildings with a carrying value of approximately € 1.8 billion (45%) for investment purposes.

      In February 2003, as a result of the continuing review of our property requirements, we entered into agreements with The British Land Company PLC for the sale of the long leasehold (999 years) of 1 Appold Street and with KanAm grundinvest Fonds for our 55% interest in Winchester House. We will remain in occupancy of these properties for a minimum of 15 years.

      In November 2003, we announced the disposal of some of our larger assets within our European real estate portfolio to The Blackstone Group for € 1.0 billion. The assets comprised of 51 bank branches and offices in nine jurisdictions across Europe. Two-thirds of the buildings were in German cities such as Berlin, Düsseldorf, Frankfurt and Munich. The remaining properties were in European cities including Barcelona, Brussels, Lisbon and Milan. We will continue to occupy most of the properties on a medium-to long-term basis.

      We continually review our property requirements worldwide and intend to enter into new leases or purchase additional property for office space in some locations in the short- to medium-term future.

      See note 36 to our consolidated financial statements regarding the damage to our property resulting from the September 11 terrorist attacks.

Information Required by Industry Guide 3

      Please see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Credit Loss Experience and Allowance for Loan Losses,” note 5 to the consolidated financial statements and pages S-1 through S-10 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.

ITEM 5:     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

      The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Independent Auditors’ Report” on page F-2.

Significant Accounting Policies and Critical Accounting Estimates

      We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note 1 to the Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

      We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting polices that involve critical accounting estimates. The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5: Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results.

Fair Value Estimates

      Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded contracts and venture capital companies and nonmarketable equity securities may not be available.

      When quoted market prices are not available, derivatives and securities values are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using pricing models is dependent upon time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. Pricing adjustments to model our portfolio valuations consider liquidity, credit exposure, concentration risks, hedging strategies, quality of model inputs, and other factors.

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

      Since the fair value determined might differ from actual net realizable values, the estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain over-the-counter derivatives, some of which have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which holds investments that are not actively traded.

      To maximize the accuracy of our valuations, we have established internal controls over the valuation process, which include independent price verification, testing and approval of valuation models, review and analysis of daily profit and loss, validation of valuation through close out profit and loss, and VaR backtesting. We perform price testing of model input parameters and prices of cash instruments, confirming that valuations have been performed using approved models and determining the appropriateness of valuations.

Allowance for Loan Losses

      We maintain an allowance for loan losses for exposures in our portfolio that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses include a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions.

      The specific loss component is the allowance for losses on loans for which management believes we will be unable to collect all of the principal and interest due under the loan agreement. This component results in the largest portion of our allowance and requires consideration of various underlying factors. These assumptions include, but are not limited to, the financial strength of our customers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. We regularly reevaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our reevaluation.

      Some of the underlying factors used in determining the inherent loss component, include, but are not limited to, historical loss experience and political, economic and other relevant factors. We determine our country risk allowance based on historical loss experience and market data affecting a country’s financial condition. Our smaller-balance standardized homogeneous portfolio is evaluated on an aggregate basis, based on historical loss experience considering factors such as past due status and collateral recovery values for each product type. In determining our other inherent loss allowance, we incorporate an expected loss calculation which measures the default loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we consider collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities.

      Significant changes in any of these factors could materially affect our provision for loan losses. For example, if our current assumptions about expected future cash flows used in determining the specific loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.

      Our provision for loan losses totaled € 1.1 billion, € 2.1 billion and € 1.0 billion for the year ended December 31, 2003, 2002, and 2001, respectively.

      For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management— Credit Loss Experience and Allowance for Loan Losses” and notes 7 and 8 to the consolidated financial statements.

Impairment of Assets other than Loans

      Certain assets, including equity method and other investments (including venture capital companies and nonmarketable equity securities), securities available for sale, and goodwill, are subject to an impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in value, or its cost may not be recoverable. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgement.

      Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. We recognized an other-than-temporary impairment for equity method investments, other equity interests and securities available for sale in 2003, 2002 and 2001. For additional information on securities available for sale, see note 5 to the consolidated financial statements and for equity method investments and other equity interests, see note 6 to the consolidated financial statements.

      Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgements and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2003, goodwill had a carrying amount of € 6.7 billion. Evaluation of impairment of goodwill is a significant estimate for multiple divisions. In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Asset and Wealth Management Corporate Division. During 2002, an impairment charge for goodwill was recorded after an assessment for impairment was made due to a change in the estimated fair value as a result of holding a significant portion of our Private Equity reporting unit for sale in our Corporate Investments Group Division. For further discussion on goodwill, see note 12 to the consolidated financial statements.

Deferred Tax Assets Valuation Allowance

      We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgements and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability.

      We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made.

      Our income tax expense included charges related to changes in valuation allowance of approximately € 99 million, € 254 million and € 286 million for the year ended December 31, 2003, 2002 and 2001, respectively. These changes were a result of reviews of the factors discussed above.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

      You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes resulted in a negative impact on our results of operations in 2003, 2002 and 2001. These impacts totaled an expense of € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001. We therefore recommend that you also consider our net income for 2003, 2002 and 2001 excluding the effect of the impact of changes in income tax rates when you compare 2003, 2002 and 2001 to one another and to earlier and future periods.

      Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45% to 40%. In October 2000, the German government enacted comprehensive tax reform legislation.

      The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:

•	The corporate income tax rate declined, beginning on January 1, 2001, to 25% for all corporate profits. Until the end of 2000, the rates were 40% for retained profits and 30% for distributed profits.

•	The tax rate applicable to capital gains on the sale of equity securities eligible under the legislation was, beginning on January 1, 2002, reduced to zero. Until that date, the tax rate that applied to capital gains on these sales was the same as the tax rate applicable to ordinary income.

      The following is a description of the accounting treatment for the 1999/2000 income tax rate changes and their effects on our results of operations.

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

      U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities include an extensive portfolio of eligible equity securities that had appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this 2000 legislation. The elimination of the German tax on the capital gains on sales of eligible equity securities is responsible for the majority of the € 9.3 billion income tax benefit we recognized in 2000.

      Our industrial holdings represent most of the eligible equity securities. We acquired many of these industrial holdings, most of which we classify as available for sale securities under U.S. GAAP, many years ago, and most of them have appreciated in value considerably over that time. Since we intend to sell these industrial holdings in the most tax-efficient and commercially prudent manner possible, the estimated effective tax rate we applied to these unrealized gains when the new tax rate changes were enacted was essentially zero. As a result, most of the reductions in deferred tax liabilities associated with unrealized gains on our eligible equity securities related to our industrial holdings.

      Although we recorded the deferred tax provisions directly to other comprehensive income for unrealized gains on available for sale securities, U.S. GAAP nevertheless required that this adjustment to the related deferred tax liabilities for a change in expected effective income tax rates be recorded as an adjustment of income tax expense in the period the tax rate change is enacted.

      The adjustments to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:

•	When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security’s share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 2.8 billion on December 31, 2003 and € 3.0 billion on December 31, 2002.

•	This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.

•	Although we have recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, realized gains on sales of these securities in 2002 and 2003 have not resulted in any taxes actually payable in cash. In other words, all of the deferred tax benefit and expense amounts were noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders’ equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the income tax expense will have its effect, are both components of shareholders’ equity.

      The following table presents the level of unrealized gains and related effects in available for sale equity securities of DB Investor, which held most of our portfolio of industrial holdings and which reflects both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. Since the deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000, the deferred tax amount relating to the tax rate changes in Germany currently exceeds the amount of related unrealized gains of the available for sale equity securities of DB Investor.

	As of December 31,

	2003	2002	2001	2000	1999

	(€ in billions)

Market value	€6.3	€5.3	€14.1	€17.5	€21.8
Cost	4.6	5.0	5.7	5.6	5.8

Unrealized gains in Other Comprehensive Income	1.7	0.3	8.4	11.9	16.0
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.8	2.9	5.5	6.5	8.6

Other Comprehensive Income (Loss), net	€(1.1)	€(2.6)	€2.9	€5.4	€7.4

      As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2003, 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001 even though there was no tax actually payable on the gains.

      Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities. The only tax payable will be on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations will effectively become subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

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

Economic and Business Environment

      We engage in a wide range of commercial and investment banking activities around the world. The nature of our operations exposes us to changes in external economic trends. These include:

•	general economic developments in our core markets of Germany, the rest of Europe, the United States and the Asia-Pacific region;

•	interest rates in these markets; and

•	exchange rates, particularly between the U.S. dollar and the euro and the pound sterling and the euro.

General Economic Developments

In Germany

      Germany contributed 29% of our total net revenues in 2003 and 7% of our income before income taxes in the same period. In 2002, Germany contributed 44% of our total net revenues and 94% of our income before income taxes. We define our total net revenues as our interest revenues, interest expense, provision for loan losses and total noninterest revenues (including net commissions and fee revenues). More of our assets are located in Germany than in any other country. As of December 31, 2003, 24% of our assets were located in Germany; the comparable number was 29% as of December 31, 2002. In addition, as the largest economy in the euro zone, Germany’s economic conditions affect the business conditions, and therefore our business, elsewhere in the euro zone and elsewhere in Europe. Future economic developments there are likely to have a significant impact on our financial condition and results of operations.

      Since 2001 German GDP growth has virtually come to a halt. It slowed from 0.8% in 2001 to 0.2% in 2002, and in 2003 it contracted marginally (-0.1%) according to estimates of the German Federal Statistical Office. In 2001 and 2002 the contribution from net exports prevented the economy from falling into recession, as the domestic use of GDP declined in both years. In 2003 domestic use rose marginally due to a strong contribution from stock building. Net exports, by contrast, subtracted 0.4 percentage points from growth. In the second half of 2003, leading indicators started to point towards a recovery. This was corroborated by rising orders and production towards the end of the year.

In Other Regions

      Despite the continuing importance of Germany to our operations, an increasing proportion of our business is located elsewhere. Our total net revenues from non-German sources increased from € 11.4 billion in 1999, or 47% of our total net revenues, to € 14.4 billion in 2003, or 71% of our total net revenues.

      The United Kingdom contributed about 34% of our total net revenues in 2003, and the United States about 22%. We also derived significant revenues from Argentina, Austria, Brazil, France, Hong Kong, India, Indonesia, Italy, Japan, Luxemburg, New Zealand, Republic of Korea, Singapore, Spain, Switzerland, Taiwan and Thailand. However, no country outside Germany, the United States and the United Kingdom accounted for as much as 5% of our total net revenues in 2003.

      In recent years, the global economic cycle has been shaped by the U.S. economy. Growth in other industrialized countries decelerated strongly after the U.S. economy moved into recession in 2001. Expansionary fiscal and monetary policies stopped the contraction of the U.S. economy by end-2001, despite the events of September 11 and the renewed decline in U.S. equity prices after spring 2002. Although industrial and consumer sentiment in the U.S. recorded a setback at the beginning of 2003 because of uncertainties related to the war in Iraq, the U.S. recovery gained momentum in the second half of the year with industrial production expanding strongly and capacity utilization rising again. Given the smaller policy stimulus outside the U.S. the recovery in other industrialized countries was more shallow than in the U.S. with clear signs of an upswing emerging only after mid-2003.

      In the euro zone outside Germany and elsewhere in Western Europe growth held up better than in Germany as domestic demand, particularly private consumption, remained more robust. Still, from the fourth quarter of 2002 until mid-2003 growth in the euro zone as a whole came to a halt. In the third quarter of 2003 the euro-zone economy started to expand again.

      In Japan, the economy slipped back into recession in 2001. Real quarterly GDP has risen since the middle of 2002, although nominal growth has only stagnated in comparison to the previous year. Japan is still caught in its arduous restructuring crisis; by end-2003 leading indicators were giving mixed signals. In emerging markets in Asia, the economies slowed substantially during 2001 due to the sharp decline in demand from the United States and the collapse in the global IT market. In 2002, Asia-Pacific economies moved in line with the U.S. economy, albeit at higher growth rates. The strong recovery in the first half tailed off in the second half of the year. In the first half of 2003 the war in Iraq and the emergence of severe acute respiratory syndrome (SARS) added to the slowdown. In the second half of the year stimuli from the U.S. and expansionary policies in the region resulted in a renewed acceleration of growth. In China, strong growth has continued despite the global slowdown in 2001. China has become a mainstay of growth for the whole of Asia.

      In 2001 and 2002 the U.S. slowdown affected conditions in Latin America negatively, adding to severe crises in Argentina and Brazil. After much volatility in 2002, markets in Brazil responded with cautious relief to first official statements of newly elected President Lula da Silva. During 2003 markets came to the conclusion that the new government in Brazil had embarked on sensible macroeconomic policies and structural reforms. Together with a strong economic recovery this led to a rally in financial markets. While the Argentine economy is currently growing rapidly following four years of recession, the restructuring of the defaulted debt is still far from being completed.

Interest Rate Developments

      Interest rate developments in Germany have been influenced strongly by international factors, particularly interest rate developments in the United States and the financial market turmoil in various emerging markets. Rates have generally been low by historical standards.

      In light of the global economic slowdown and its bigger-than-expected impact on the euro-zone economy the European Central Bank (referred to as the ECB) started cutting rates by 25 basis points to a level of 4.5% in May 2001. Later in 2001, responding to declining oil prices and resulting deceleration in inflation and to concerns stemming from the events of September 11, the ECB cut interest rates another three times, bringing its key rate down to 3.25% by December. At the start of 2002 the ECB was confronted with a jump in the annual inflation rate to 2.7%. Despite a slowdown thereafter the inflation rate remained above 2% for most of the year. During the same time the outlook for the real economy in the euro area became more and more clouded, leading to substantial downward revisions for GDP forecasts for 2002 and 2003. The diverging trends kept the ECB on hold for most of the year, and it was only in December that it cut its key rate by 50 basis points, to 2.75%. In March and June 2003 the ECB cut its key rate by a total of 75 basis points to a level of 2%. It kept rates unchanged thereafter, as in the second half of 2003 consumer price inflation remained slightly above the ECB’s own definition of price stability, of below but close to 2%.

      In 2001 and 2002 German ten-year government bond yields fluctuated in a 4.25% to 5.25% band. Rising yields in the United States and deteriorating inflation expectations in the euro zone pushed German yields up towards the upper end of this band in the first half of 2001. After mid-year, the sharp fall in oil prices and the more clouded outlook for the European economy pushed yields lower to 4.5%. After September 11, this move was temporarily reinforced by “flight-to-quality” effects which brought yields down to 4.25%. Strong U.S. economic data and the temporary recovery in equity markets caused bond yields to rise back to around 5.25% by spring 2002. With a more negative outlook for the real economy and a further substantial sell-off in the equity market, German government bond yields declined again and reached 4.25% by year-end. Concerns about the possibility of deflation voiced by policy makers continued to push yields lower in the first half of 2003. By mid-June yields reached a historic low at 3.44%. Thereafter a rate cut by the U.S. Federal Reserve Bank which was smaller than expected by the market, a normalization in inflation expectations as deflation fears subsided, and better economic data triggered a correction in bond yields of about 100 basis points. At end-2003 yields fell again slightly to 4.2%.

      The following graph shows key long-term (ten-year government bonds) and short- term (three-month) interest rates in Germany:

German interest rates

      Measured by bond yields, financial market integration in the euro zone appears to have progressed noticeably further since the introduction of the euro. Since 2001 the spread between the weighted average yield of government bonds of European Monetary Union governments and ten-year German bonds has fluctuated in a narrow range of -5 to 25 basis points. Within this corridor the spread displayed a narrowing trend in 2002 and 2003; in 2003 it occasionally turned negative. In our businesses that are responsive to interest rate developments, this had the effect of smoothing differences among Germany and the other euro-zone economies.

      As the U.S. economy looked set to move into recession during 2001, the Federal Reserve started cutting interest rates in January. It continued its expansionary policy throughout the year and cut its federal funds target rate in eleven steps by a total of 475 basis points to stand at 1.75% by end-2001; in November 2002 it reduced the target rate by another 50 basis points. Despite the U.S. economy showing signs of a recovery, the Federal Reserve cut its target rate by another 25 basis points in June 2003, justifying this by the possibility of an unwelcome substantial fall in inflation.

      Despite these substantial rate cuts, yields on ten-year U.S. Treasury bonds increased significantly in the second quarter of 2001, reaching 5.5% in May. Thereafter, but before the terrorist attacks on September 11, the decline in oil prices and the economic downturn brought yields to around 4.8%. After September 11, “flight-to-quality” purchases and switching out of equities pushed ten-year yields to a low of 4.3% in early November. Subsequently, tentative optimism regarding the economy and flows back into equities resulted in a substantial correction with bond yields rising back to roughly 5.4%. Around mid-2002 the downward corrections to the U.S. growth outlook in combination with renewed weakness in equity markets pushed yields down again. They reached a temporary low of 3.6% in October. After hovering slightly below 4% until spring, yields reached a new low of 3.1% by mid-June 2003 as concerns about deflation reached a climax and markets were anticipating another substantial rate cut from the Federal Reserve. The disappointment about the Federal Reserve cutting by only 25 basis points and stronger economic data which reduced concerns about deflation caused yields to surge to 4.6% in August. In the last four months of 2003 yields fluctuated in a 4% to 4.4% band. The difference between ten-year U.S. Treasury yields and three-month interest rates, which was still negative in January 2001, widened to around 350 basis points in the first half of 2002. After some flattening in the second half of 2002, the difference stood at around 300 basis points in the second half of 2003.

      The following graph shows key long-term (ten-year government bonds) and short-term (three-month) interest rates in the U.S.:

US interest rates

Exchange Rate Developments

      In the first two years after the launch of the European Monetary Union on January 1, 1999, the euro lost about 28% of its value against the U.S. dollar, with the all-time low of U.S.$ 0.825 per euro reached in October 2000. Against the currencies of the euro zone’s 13 major trading partners, it depreciated by as much as 19% on average. Given the slowdown of the U.S. economy, the euro appreciated to levels of U.S.$ 0.95 at the start of 2001. However, by mid-year the realization that the European economy was also facing a substantial deceleration and hopes for an early recovery in the United States brought the euro back almost to its previous lows versus the U.S. dollar. In the second half of the year, the euro recovered somewhat, hovering slightly below U.S.$ 0.90 by year-end. In late spring 2002 concerns about the U.S. economy, the financing of the U.S. current account deficit and discussion about corporate governance in the U.S. gave the euro a lift versus the U.S. dollar. After hovering around parity for most of the second half of 2002, the euro started to appreciate again in late 2002. Notwithstanding a small setback in summer 2003, the euro’s upward trend has remained intact since then. In January 2004 it reached an all-time high of U.S.$ 1.28, a 35% appreciation compared to the average U.S.$/euro exchange rate of 2002.

      Movements in exchange rates affect us in two primary ways. The first relates to the currencies involved in the transactions we enter into. Because of our global orientation and the nature of our decentralized business activities, we conduct transactions in multiple currencies. Changes in currency exchange rates often affect the manner in which we conduct our operations on a day-to-day basis, and we usually do not seek to quantify these effects. In general, however, we manage the foreign exchange risk inherent in our transactions and business activities by applying a strategy of matching exposures in the various currencies. For many of our businesses, we transfer these foreign exchange risks to designated trading units, either through funding transactions or internal hedges. This approach helps us ensure that our currency risks are concentrated in units that we have authorized to manage these types of risks. Within these trading units, we manage and monitor our aggregate currency risks along with various other elements of our market risk exposures on the basis of the value-at-risk concept. For further information related to this market risk management approach, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management.”

      The second way movements in exchange rates affect us relates to our financial statements.

•	If a legal entity in our group has transactions denominated in currencies other than the entity’s functional currency, we translate these transactions into the entity’s functional currency and recognize a foreign currency gain or loss in the entity’s earnings.

•	Next, because we report our financial results in euro, we then translate all of our non-euro-denominated assets and liabilities into euro at the exchange rate in effect on the balance sheet date, and our non-euro-denominated revenue and expense items into euro at the average exchange rate for the financial period. We report these net translation gains or losses in other comprehensive income within shareholders’ equity. The net gains or losses included in other comprehensive income were € (936) million in 2003, € (1.6) billion in 2002 and € 85 million in 2001. The effects of these currency translations and the impact on the various income and expense line items that appear throughout our consolidated statement of income could theoretically be disaggregated on a line-by-line basis. However, we believe it is not meaningful to do so across a mix of operations where business decisions are being taken with currency movements in mind.

USD/EUR exchange rate

Evolution of Our Business

      For a detailed description of our management structure, see “Item 4: Information on the Company— Business Overview— Our Business and Management Structure.”

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

      Primarily as a result of these trends, our net interest revenues have fallen as a percentage of our revenues from 1999 to 2003. We measure our revenues for these purposes as a percentage of the total revenues we earn from our primary noninsurance customer-driven businesses. These are our net interest revenues, commissions and fees and trading revenues. The following charts show the relative contributions in 2003 and in 1999 of net interest revenues, commissions and trading revenues on this basis.

      In the context of regained strength in most equities markets in 2003 and an improved but still challenging economic environment in most regions, corporate activity in terms of mergers and acquisitions transactions as well as debt and equities issues increased in 2003. Interest rates varied around levels below their long-term averages whereas benchmark yields started to rise again in the midst of volatile markets in the second half of 2003. These factors contributed to the increase in revenues in our sales and trading and our origination business. In most of our businesses we compete on a world-wide basis thereby engaging in a variety of markets, products and currencies. We are also maintaining significant international operations in non-euro economies. Therefore, the continued appreciation of the euro against major currencies (e.g., the U.S. dollar) throughout 2003 negatively impacted our revenues reported in euros. Apart from this currency translation effect, a considerable portion of the decline in revenues against 2002 was attributable to businesses disposals as well as the reduction of our loan book in the context of the Bank’s transformation strategy. For a detailed description of our strategy, see “Item 4: Information on the Company— Business Overview— Our Business Strategy.”

Operating Results

      You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Executive Summary

      In 2002 we set forth an agenda to transform the Bank that included improving the operating results of our core businesses, reducing our cost structure, reducing the overall risk assumed by the Bank, maintaining a strong capital base and optimizing the PCAM franchise. Our results in 2003 demonstrate that we achieved, or exceeded, all goals set in that agenda.

      Income before income tax expense and cumulative effect of accounting changes was € 2.8 billion in 2003 and € 3.5 billion in 2002. Net income for 2003 more than tripled to € 1.4 billion compared to € 397 million in 2002, and basic earnings per share increased 281% to € 2.44.

      There are several elements of our 2003 results that we consider especially noteworthy:

•	Compared to 2002, total net revenues excluding the provision for loan losses decreased by € 5.3 billion, or 20%, to € 21.3 billion. However, underlying revenues of € 21.9 billion in 2003 were only € 0.9 billion, or 4%, below those of 2002 (see page S-12). This decrease was due to the negative impact of exchange rate movements on our non-Euro-denominated revenues (especially our U.S. dollar revenues) and the deconsolidation of non-core businesses sold. Excluding these negative impacts, revenues grew, largely due to the strength of our sales and trading businesses, where we are the global leader in revenues. In line with our focus on managing overall risk assumed, we did not significantly increase our average value at risk, evidence of our commitment to increasing customer flow business rather than proprietary risk or illiquid positions.

•	Compared to 2002, our total noninterest expenses in 2003 declined by 17% to € 17.4 billion. This was due mainly to the aforementioned exchange rate movements that had a beneficial effect on expenses and the decline in our costs resulting from the sale of non-core businesses but, with the exception of performance-related bonuses and severance, almost all cost categories declined.

•	Compared to December 31, 2002, we reduced our risk-weighted assets by almost 10%, increased our Tier I capital ratio from 9.6% to 10% and were able to reduce our provision for credit losses, which includes both the provision for on- and off-balance sheet positions, by € 1.0 billion, or 50%.

•	PCAM’s income before taxes was € 1.2 billion in both 2003 and 2002. However adjusted for gains on sales of businesses of € 51 million in 2003 and € 511 million in 2002 and restructuring activities of € 240 million in 2002, underlying pre-tax profit would have been up 18% to € 1.1 billion (see note 28 to our consolidated financial statements). In addition, as of the end of 2003, PCAM’s invested assets were € 872 billion, among the largest in the world.

      As world economic conditions improve, our objective is to boost revenues in our core businesses while maintaining strict cost, capital and risk discipline. Among our specific strategic initiatives are continued investment by the Corporate and Investment Bank Group Division in high margin businesses and development of specific industry groups in the U.S. As part of the ongoing transformation of our PCAM businesses, we intend to improve our cross-selling to increase customer penetration in the Private & Business Clients Corporate Division and to benefit from selective hiring of senior relationship managers and upgrading the product mix in Asset and Wealth Management Corporate Division. In the Corporate Investments Group Division we intend to continue the process of reducing our equity and other exposures.

Financial Results

      The following table presents our condensed consolidated statement of income for 2003, 2002 and 2001:

	Year ended December 31,

				2003 increase		2002 increase
				(decrease) from		(decrease)
				2002		from 2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions)
Net interest revenues	€5,847	€7,186	€8,620	€(1,339)	(19)%	€(1,434)	(17)%
Provision for loan losses	1,113	2,091	1,024	(978)	(47)	1,067	104

Net interest revenues after provision for loan losses	4,734	5,095	7,596	(361)	(7)	(2,501)	(33)

Commissions and fee revenues	9,332	10,834	10,727	(1,502)	(14)	107	1
Trading revenues, net	5,611	4,024	6,031	1,587	39	(2,007)	(33)
Net gains on securities available for sale	20	3,523	1,516	(3,503)	(99)	2,007	132
Net (loss) from equity method investments	(422)	(887)	(365)	465	52	(522)	(143)
Other noninterest revenues	880	1,867	3,012	(987)	(53)	(1,145)	(38)

Total noninterest revenues	15,421	19,361	20,921	(3,940)	(20)	(1,560)	(7)

Total net revenues	20,155	24,456	28,517	(4,301)	(18)	(4,061)	(14)

Compensation and benefits	10,495	11,358	13,360	(863)	(8)	(2,002)	(15)
Goodwill impairment/ amortization	114	62	871	52	84	(809)	(93)
Restructuring activities	(29)	583	294	(612)	N/M	289	98
Other noninterest expenses	6,819	8,904	12,189	(2,085)	(23)	(3,285)	(27)

Total noninterest expenses	17,399	20,907	26,714	(3,508)	(17)	(5,807)	(22)

Income before income tax expense and cumulative effect of accounting changes	2,756	3,549	1,803	(793)	(22)	1,746	97
Income tax expense	1,327	372	434	955	257	(62)	(14)
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995	(2,602)	(92)	1,822	183

Income before cumulative effect of accounting changes, net of tax	1,214	360	374	854	237	(14)	(4)
Cumulative effect of accounting changes, net of tax	151	37	(207)	114	N/M	244	N/M

Net income	€1,365	€397	€167	€968	244%	€230	138%

N/M— Not meaningful.

     Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax” and the cumulative effect of accounting changes as described in “—Cumulative Effect of Accounting Changes” and note 2 to our consolidated financial statements. The following table shows our net income excluding these effects:

		Per		Per		Per
		Share		Share		Share
	2003	(basic)	2002	(basic)	2001	(basic)

	(€ in millions, except per share amounts)

Net income	€1,365	€2.44	€397	€0.64	€167	€0.27
Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	215	0.39	2,817	4.58	995	1.61
Cumulative effect of accounting changes, net of tax	(151)	(0.27)	(37)	(0.06)	207	0.33

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effects of accounting changes, net of tax	€1,429	€2.56	€3,177	€5.16	€1,369	€2.21

      Net income above included € 222 million in 2003, € 3.3 billion in 2002, and € 1.5 billion in 2001 representing the pre-tax gains on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes above.

Net Interest Revenues

      The following table sets forth data related to our net interest revenues:

	Year ended December 31,

				2003 increase		2002 increase
				(decrease) from		(decrease) from
				2002		2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions, except percentages)

Total interest revenues	€27,583	€35,781	€53,639	€(8,198)	(23)%	€(17,858)	(33)%
Total interest expenses	21,736	28,595	45,019	(6,859)	(24)	(16,424)	(36)

Net interest revenues	€5,847	€7,186	€8,620	€(1,339)	(19)	€(1,434)	(17)

Average interest-earning assets (1)	€736,046	€781,134	€877,727	€(45,088)	(6)	€(96,593)	(11)
Average interest-bearing liabilities(1)	€683,127	€729,643	€783,710	€(46,516)	(6)	€(54,067)	(7)
Gross interest yield(2)	3.75%	4.58%	6.11%	(0.83)ppt	(18)	(1.53)ppt	(25)
Gross interest rate paid(3)	3.18%	3.92%	5.74%	(0.74)ppt	(19)	(1.82)ppt	(32)
Net interest spread(4)	0.57%	0.66%	0.37%	(0.09)ppt	(14)	0.29ppt	78
Net interest margin(5)	0.79%	0.92%	0.98%	(0.13)ppt	(14)	(0.06)ppt	(6)

ppt— Percentage points

(1)	Average balances for each year are calculated based upon month-end balances.

(2)	Gross interest yield is the average interest rate earned on our average interest-earning assets.

(3)	Gross interest rate paid is the average interest rate we paid on our average interest-bearing liabilities.

(4)	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

(5)	Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

     The vast majority of the decline in total interest revenues and total interest expenses in each of the last two years was due to the overall decline in interest rates in the marketplace. In fact, the average rates we earned and paid on interest-bearing instruments decreased by

39% and 45%, respectively, over the last two years. The remainder of the decrease in total interest revenues and expenses was the result of lower balances of interest-bearing instruments, primarily related to the planned reduction of our loan exposure, which declined by 44% from December 31, 2001 to December 31, 2003, and the sale of industrial holdings.

      The € 1.3 billion decline in net interest revenues from 2002 is attributable to a number of factors, primarily the sale or merger of businesses and assets, the decrease in our loan book as we continue to reduce our overall risk positions and the negative effect of lower interest rates on our reinvested deposit balances.

      Average interest-earning assets declined by € 45 billion from 2002 to 2003. Average loans outstanding were € 166 billion in 2003, a decline of € 63 billion from 2002. A € 41 billion decline in average loans to German borrowers was due largely to the full year effect of deconsolidating the EUROHYPO AG business, which was deconsolidated in the third quarter of 2002. Average loans to non-German borrowers declined by € 22 billion largely as a result of de-emphasizing the traditional lending business. Average securities available for sale and other investments declined by € 22 billion, or 40%, mainly in Germany, which was attributable to sales of industrial holdings and the reduction in assets held because of the sale of most of our insurance business in 2002.

      The decrease of € 1.4 billion in net interest revenues from 2001 to 2002 was due mainly to a decline of € 644 million in dividends received, primarily on our securities available for sale portfolio, the sale of most of our insurance business in the second quarter of 2002 and the merger of our mortgage banking subsidiary EUROHYPO AG with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG in the third quarter of 2002.

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

Trading revenues, net

      The following table sets forth data related to our trading revenues:

	Year ended December 31,

				2003 increase		2002 increase
				(decrease)		(decrease)
				from 2002		from 2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions, except percentages)
CIB— Sales & Trading (equity)	€2,491	€513	€1,985	€1,978	386%	€(1,472)	(74)%
CIB— Sales & Trading (debt and other products)	3,481	3,583	3,559	(102)	(3)	24	1
Other trading revenues(1)	(361)	(72)	487	(289)	(401)	(559)	(115)

Total trading revenues, net	€5,611	€4,024	€6,031	€1,587	39%	€(2,007)	(33)%

(1)	In 2003, other trading revenues included losses of € 285 million from credit default swaps used to hedge our investment- grade loan exposure. In 2001, other trading revenues included a gain of approximately € 800 million for nontrading derivatives related to our industrial holdings portfolio, partly offset by losses from hedging share-based compensation plans.

     Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

      The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank:

	Year ended December 31,

				2003 increase		2002 increase
				(decrease)		(decrease)
				from 2002		from 2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions)
Net interest revenues	€5,847	€7,186	€8,620	€(1,339)	(19)%	€(1,434)	(17)%
Trading revenues, net	5,611	4,024	6,031	1,587	39	(2,007)	(33)

Total net interest and trading revenues	€11,458	€11,210	€14,651	€248	2%	€(3,441)	(23)%

Breakdown by Group Division/CIB product (1)
Sales & Trading (equity)	€2,259	€1,151	€2,066	€1,108	96%	€(915)	(44)%
Sales & Trading (debt and other products)	5,359	5,266	5,423	93	2	(157)	(3)

Total Sales & Trading	7,618	6,417	7,489	1,201	19	(1,072)	(14)

Loan products(2)	739	1,443	1,739	(704)	(49)	(296)	(17)
Transaction services	802	1,050	1,204	(248)	(24)	(154)	(13)
Remaining products(3)	(367)	(428)	(402)	61	14	(27)	(7)

Total Corporate and Investment Bank	8,792	8,482	10,029	310	4	(1,547)	(15)
Private Clients and Asset Management	2,824	2,878	3,730	(54)	(2)	(852)	(23)
Corporate Investments	(6)	(29)	855	23	79	(884)	N/M
Consolidation & Adjustments	(153)	(121)	36	(32)	(26)	(157)	N/M

Total net interest and trading revenues	€11,458	€11,210	€14,651	€248	2%	€(3,441)	(23)%

N/M— Not meaningful

(1)	Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions’ total revenues by product please refer to “—Results of Operations by Segment”.

(2)	Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure in 2003.

(3)	Includes origination, advisory and other products.

Comparison between 2003 and 2002

      Corporate and Investment Bank (CIB). Combined net interest and trading results from sales and trading products increased by € 1.2 billion with most of the increase due to trading of equities products, reflecting the improved equities markets in 2003. The net interest cost of carrying greater equities positions was more than offset by increased trading revenues from equity derivatives, convertibles, and DB Advisors. Also contributing to the comparative improvement was a material negative result from a single block trade in 2002. Results from loan products decreased by € 704 million. This decline was seen in both net interest and trading and resulted mainly from the reduced net interest earned on lower overall loan volume and negative hedge results on credit default swaps that do not qualify for hedge accounting under SFAS 133 but are used to hedge loan exposures. Results from transaction services were down by € 248 million due to lower interest earned in cash management and a decline in balances following the sale of substantial parts of our Global Securities Services business. Results from remaining products, mainly including goodwill funding costs, were € 61 million better than 2002.

      Private Clients and Asset Management (PCAM). Net interest revenues were negatively affected by the sale of most of our insurance businesses and reduced deposit volumes in a low interest rate environment. Somewhat offsetting these factors was increased net interest attributable to the consolidation of entities pursuant to the implementation of FIN 46 in 2003. For further information on FIN 46, see “—Recently Adopted Accounting Pronouncements”.

      The absolute amounts and variances for combined net interest and trading for Corporate Investments and Consolidation & Adjustments were not material.

Comparison between 2002 and 2001

      Corporate and Investment Bank (CIB). Combined net interest and trading revenues from sales and trading products decreased by € 1.1 billion mainly due to weaker equity markets. Additionally, a single block trade negatively affected trading revenues materially in 2002. Net interest and trading revenues from loan products decreased by € 296 million, mainly due to lower net interest revenues on reduced loan volume. The deconsolidation of the European financial services business in May 2001 also contributed to the decline. Remaining products essentially included net interest and trading revenues from corporate assets and liabilities (e.g., goodwill funding costs) and the origination-related portion of the aforementioned single block trade.

      Private Clients and Asset Management (PCAM). The decline was primarily attributable to lower net interest revenues following the sale of most of our insurance businesses.

      Corporate Investments (CI). Trading revenues in 2001 included approximately € 800 million gains from hedging our industrial holdings portfolio.

      Consolidation & Adjustments (C&A). Trading revenues in 2001 included trading losses related to hedging share-based compensation plans, offset by interest income, not allocated to the segments.

Provision for Loan Losses

      Our provision for loan losses consists of changes to the allowances we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an other inherent loss component to cover losses in our loan portfolio, which we have not otherwise identified.

      Our provision for loan losses was € 1.1 billion in 2003, a 47% decline from 2002, reflecting the overall improving credit quality of our corporate loan book, as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing & Engineering.

      Our provision for loan losses in 2002 was € 2.1 billion. This amount was composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented in our German portfolio and the Americas.

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

      The 2001 provision was composed of net new specific loan loss provisions and other inherent loss provisions, offset in part by net reductions of country risk provisions. Our total net new specific loan loss provision amounted to € 951 million in 2001.

      For a discussion of changes to our allowance for loan losses in recent periods and our credit risk provisioning policies, procedures and experience generally, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management— Credit Loss Experience and Allowance for Loan Losses”.

Noninterest Revenues, Excluding Trading Revenues

	Year ended December 31,

				2003 Increase		2002 Increase
				(Decrease)		(Decrease) from
				from 2002		2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions)
Commissions and fee revenues(1)	€9,332	€10,834	€10,727	€(1,502)	(14)%	€107	1%
Insurance premiums	112	744	2,717	(632)	(85)	(1,973)	(73)
Net gains on securities available for sale	20	3,523	1,516	(3,503)	(99)	2,007	132
Net (loss) from equity method investments	(422)	(887)	(365)	465	52	(522)	(143)
Other noninterest revenues	768	1,123	295	(355)	(32)	828	281

Total noninterest revenues, excluding trading revenues	€9,810	€15,337	€14,890	€(5,527)	(36)%	€447	3%

(1) Includes:
Commissions and fees from fiduciary activities:
Commissions for administration	€240	€632	€643	€(392)	(62)%	€(11)	(2)%
Commissions for assets under management	2,968	3,214	2,798	(246)	(8)	416	15
Commissions for other securities business	65	80	96	(15)	(19)	(16)	(17)

Total	3,273	3,926	3,537	(653)	(17)	389	11

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,638	1,743	1,744	(105)	(6)	(1)	—
Brokerage fees	1,926	2,576	2,813	(650)	(25)	(237)	(8)

Total	3,564	4,319	4,557	(755)	(17)	(238)	(5)

Fees for other customer services	2,495	2,589	2,633	(94)	(4)	(44)	(2)

Total commissions and fee revenues	€9,332	€10,834	€10,727	€(1,502)	(14)%	€107	1%

Comparison between 2003 and 2002

      Commissions and Fee Revenues. Most of the overall 14% decline in commissions and fee revenues arose in CIB. The 17% decrease in commissions and fees from fiduciary activities was primarily a result of the sale of most of the Global Securities Services business. In addition, brokerage fees in CIB were down due to lower transaction volume in the Sales and Trading (equities) cash business, mainly in the U.S. and U.K., and a decline in advisory fees due to the reduced level of market activity. Fees for other customer services in CI decreased by approximately € 200 million after the sale of most of our North American commercial and consumer finance business in late 2002.

      Insurance Premiums. Insurance premiums were negligible in 2003, declining due to the sale of most of PCAM’s insurance business in Germany, Spain, Italy and Portugal in the second quarter of 2002. There was a corresponding decline in policyholder benefits and claims, included in noninterest expenses.

      Net Gains on Securities Available for Sale. Most of the € 3.5 billion decline in net gains on securities available for sale was due to gains on sales from our industrial holdings portfolio by Corporate Investments in 2002. That year included a gain of € 2.6 billion from the sale of our remaining holdings in Munich Re, and gains totaling € 710 million on sales of Allianz AG and Deutsche Börse AG shares in CI. Results in 2003 included several gains in the € 30-120 million range offset by other-than-temporary impairment charges on various investments and results in 2002 included € 308 million in charges for other-than-temporary impairments.

      Net (Loss) from Equity Method Investments. The largest components of our results in each year were losses in CI of € 490 million in 2003 and € 706 million in 2002 on our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The loss in 2003 represented the complete write-off of that investment. Also contributing to the results in each year were losses on private equity investments in CI and gains on PCAM’s real estate investments.

      Other Noninterest Revenues. The results in 2003 included CIB’s gain of € 583 million from the sale of substantial parts of the Global Securities Services business and a gain of € 55 million on the sale of most of the Passive Asset Management business by PCAM. Somewhat offsetting these gains was the decline in revenues after the sale of the fully consolidated private equity investments, Tele Columbus and Center Parcs, and losses on the sale of premises, all affecting other revenues in CI. Most of the results in 2002 were due to a gain of € 502 million on the sale of most of our insurance business by PCAM and a gain of € 438 million from the deconsolidation following the merger of CI’s former mortgage banking subsidiary EUROHYPO AG, together with the related contribution of part of our London-based real estate investment banking business. As a result of the application of FIN 46, 2003 included a charge of € 115 million representing the beneficial interests of investors in AWM’s guaranteed value mutual funds.

Comparison between 2002 and 2001

      Commissions and Fee Revenues. Total commissions and fee revenues advanced modestly in comparing 2002 to 2001 but there were two principal offsetting factors within the overall category. A € 389 million increase in fees for assets under management was due primarily to the acquisition of the Scudder and RREEF business in AWM in 2002, and brokerage fees in 2002 were € 237 million below those of 2001 because of lower transaction volumes in continued weak financial markets.

      Insurance Premiums. The decline in our insurance premiums was attributable to the sale in the second quarter of 2002 of most of PCAM’s insurance business and was basically offset by a corresponding decline in policyholder benefits and claims expenses.

      Net Gains on Securities Available for Sale. As noted above, 2002 included gains of € 2.6 billion on the sale of CI’s remaining holdings in Munich Re and, to a lesser extent, holdings in Allianz AG and Deutsche Börse AG. In 2001, the disposal of approximately 25% of our holding in Munich Re accounted for € 1.4 billion of our net gains on sales. Write-downs for other than temporary impairments in the value of our investments were € 308 million in 2002 and € 428 million in 2001.

      Net (Loss) from Equity Method Investments. Most of the € 522 million decline from 2001 to 2002 is due to the € 706 million loss on our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG in CI offset somewhat by gains on real estate investments in AWM.

      Other Noninterest Revenues. Results in 2002 included the net gain of € 438 million from the merger and subsequent deconsolidation of EUROHYPO AG, together with the related contribution of part of our London-based real estate investment banking business, and a net gain of € 502 million on the sale of most of PCAM’s insurance business. Results in 2001 included a gain on the sale of the European Financial Services business in CIB.

Noninterest Expenses

      There are several general observations worth noting concerning the level and downward trend of noninterest expenses in all divisions:

•	There are favorable exchange rate, entity deconsolidation, and business disposal effects

•	Cost containment measures are showing positive results in all major cost categories

      The following table sets forth information on our noninterest expenses:

	Year ended December 31,

				2003 Increase		2002 Increase
				(Decrease)		(Decrease)
				from 2002		from 2001

	2003	2002	2001	in €	in %	in €	in %

	(€ in millions)

Compensation and benefits	€10,495	€11,358	€13,360	€(863)	(8)%	€(2,002)	(15)%
Other noninterest expenses(1)	6,709	8,145	9,187	(1,436)	(18)	(1,042)	(11)
Policyholder benefits and claims	110	759	3,002	(649)	(86)	(2,243)	(75)
Goodwill impairment/ amortization	114	62	871	52	84	(809)	(93)
Restructuring activities	(29)	583	294	(612)	N/M	289	98

Total noninterest expenses	€17,399	€20,907	€26,714	€(3,508)	(17)%	€(5,807)	(22)%

(1) Includes:

Net occupancy expense of premises	€1,251	€1,291	€1,334	€(40)	(3)%	€(43)	(3)%
Furniture and equipment	193	230	357	(37)	(16)	(127)	(36)
IT costs	1,913	2,188	2,343	(275)	(13)	(155)	(7)
Agency and other professional service fees	724	761	1,080	(37)	(5)	(319)	(30)
Communication and data services	626	792	891	(166)	(21)	(99)	(11)
Other expenses	2,002	2,883	3,182	(881)	(31)	(299)	(9)

Total other noninterest expenses	€6,709	€8,145	€9,187	€(1,436)	(18)%	(1,042)	(11)%

N/M— Not meaningful

Comparison between 2003 and 2002

      Compensation and Benefits. All divisions reported a decline in expenses in this category in comparison to 2002. Corporate Investments’ compensation and benefit expenses declined by more than € 300 million due to headcount reductions related to the deconsolidation of EUROHYPO AG, the sale of the North American commercial and consumer finance business, and the divestment of much of the late-stage private equity business to former management. CIB reported a reduction of € 308 million, despite an increase in performance-related bonuses, for the reasons noted in the general observations above. The remaining decrease in compensation and benefits was attributable to PCAM, despite an increase of € 257 million in severance payments compared to 2002. Included in the declines across all divisions were lower pension expenses. Pension expense decreased due to an increase in the expected return on plan assets component of pension expense. The expected return on plan assets increased because we contributed € 3.9 billion to a segregated pension trust in December 2002 to fund the majority of the German pension plans.

      Other Noninterest Expenses. There were decreases across all major expense categories due to the aforementioned reasons. The significant decline in other expenses also reflected lower provisions for litigation and off-balance sheet credit exposure as well as reduced minority interest expenses. Reductions in net occupancy expense of premises due to the aforementioned reasons were largely offset by charges for sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

      Goodwill Impairment. The current year included a charge of € 114 million in CI following decisions relating to the private equity fee-based businesses. In 2002, the charge was related to the management buyout of the late-stage private equity business.

      Restructuring Activities. This year’s amount represents releases of restructuring provisions of € 29 million created in the first half of 2002 subsequent to the full implementation of the plans in CIB. In 2002, we recorded a net amount of € 583 million, which reflected restructuring initiatives in all divisions and affected approximately 4,100 staff. For further information on our restructuring activities, see note 29 to the consolidated financial statements.

Comparison between 2002 and 2001

      Compensation and Benefits. The decrease in 2002 was impacted by various factors, including headcount reductions from restructuring activities and the sale or merger of some of our businesses somewhat offset by increased headcount from the integration of the Scudder/ RREEF businesses in AWM. Given the continued lower earnings in 2002, performance-driven and target bonus payments declined in 2002 as compared to 2001. Also included in 2002 were € 60 million for the buyout of our Coinvestment Plans.

      In 2002, we contributed € 3.9 billion to a segregated pension trust to fund the majority of our German pension plans. This did not have an impact on the pension cost for 2002 as the funding was made towards the end of the year.

      For further information on our pension plans, see note 25 to the consolidated financial statements.

      Other Noninterest Expenses. Most of the expense categories declined compared to 2001 subsequent to the sale of subsidiaries/ businesses, our restructuring programs and the aforementioned cost containment activities. Somewhat offsetting this was the consolidation of Scudder/ RREEF starting in the second quarter of 2002. Additionally, other expenses in 2002 included certain legal-related provisions, including € 48 million in connection with a proposed settlement of investigations related to research analyst independence and € 58 million to settle litigation dating from 1999 relating to allegations regarding statements about our negotiations to acquire Bankers Trust. Other expenses also included € 64 million to cover potential liabilities in connection with certain European customer transactions related to the years 1992 through 1996.

      Goodwill Impairment/ Amortization. In 2002, we recorded € 62 million in impairment of goodwill related to the management buyout of the late-stage private equity business. In 2001, before the application of SFAS 141/142, goodwill amortization was € 871 million, of which Bankers Trust-related amortization was € 514 million.

      Restructuring Activities. In 2002, we recorded a net amount of € 583 million, which reflected restructuring initiatives in all divisions and affected approximately 4,100 staff. In 2001, we recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting both of our main group divisions: CIB and PCAM. Of this amount, € 213 million related to the restructuring measures in CIB and € 81 million related to PCAM.

      For further information on our restructuring activities, see note 29 to the consolidated financial statements.

      Income Tax Expense. Income tax expense in 2003 was € 1.5 billion, as compared to income tax expense of € 3.2 billion in 2002 and income tax expense of € 1.4 billion in 2001. The above differences are primarily attributable to the accounting for effects of German income tax rate changes that were enacted in 1999, 2000, and 2003. In 2003, 2002 and 2001 there was tax expense of € 215 million, € 2.8 billion and € 995 million, respectively, as a result of the reversal of the deferred taxes accumulated in other comprehensive income at December 31, 2000, due to actual sales of equity securities. We expect further reversal of tax expense in future years as additional equity securities are sold. In addition, the German tax law changes in 2003 resulted in a tax expense of € 154 million. Excluding the effects of changes in German tax rates our effective tax rates were 43% in 2003, 10% in 2002 and 24% in 2001. The increase in the effective tax rate in 2003 was primarily due to an increase in non deductible write-downs on investments and a decrease of tax-exempt capital gains.

      Cumulative Effect of Accounting Changes. The cumulative effect of accounting changes, net of tax, represented the effects from the implementation of the new accounting standards FIN 46, SFAS 150, SFAS 141 and 142, SFAS 133 and EITF 99-20 for the three years ended December 31, 2003. For further information on our cumulative effect of accounting changes, see note 2 to the consolidated financial statements.

Results of Operations by Segment

      The following discussion shows the result of our business segments, the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. See note 28 to the consolidated financial statements for information regarding

•	our organizational structure;

•	effects of significant acquisitions and divestitures on segmental results;

•	changes in the format of our segment disclosure;

•	a discussion of the framework of our management reporting systems;

•	consolidating and other adjustments to the total results of operations of our business segments;

•	definitions of non-GAAP financial measures that are used with respect to each segment, and

•	the rationale for excluding items in deriving the measures.

      The following tables show information regarding our business segments. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2003. For further discussion of our business segments, see “Item 4: Information on the Company” and note 28 to the consolidated financial statements. We prepared these figures in accordance with our management reporting systems.

	Year ended December 31, 2003

		Private
	Corporate and	Clients and		Total
	Investment	Asset	Corporate	Management	Consolidation &	Total
	Bank	Management	Investments	Reporting	Adjustments	Consolidated

	(€ in millions, except percentages)
Net revenues(2)	€14,180	€8,226	€(916)	€21,490	€(222)	€21,268
Provision for loan losses	752	325	36	1,113	—	1,113
Provision for off-balance sheet positions	(45)	(3)	(2)	(50)	—	(50)

Total provision for credit losses	707	321	35	1,063

Operating cost base(1)	9,961	6,698	681	17,340
Policyholder benefits and claims	—	21	—	21	89	110
Minority interest	13	15	(31)	(3)	—	(3)
Restructuring activities	(29)	—	—	(29)	—	(29)
Goodwill impairment	—	—	114	114	—	114

Total noninterest expenses(3)	9,946	6,734	763	17,442	7	17,449

Income (loss) before income taxes(4)	€3,527	€1,172	€(1,714)	€2,984	€(228)	€2,756

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(583)	(51)	141	(494)
Significant equity pick- ups/net (gains)/losses from investments	—	—	938	938
Net (gains)/losses on securities available for sale/industrial holdings including hedging	—	—	184	184
Net (gains)/losses on the sale of premises	—	—	107	107
Restructuring activities	(29)	—	—	(29)
Goodwill impairment	—	—	114	114

Underlying pre-tax profit (loss)	€2,914	€1,119	€(232)	€3,802

Cost/income ratio in %	70%	82%	N/M	81%	N/M	82%
Underlying cost/income ratio in %	73%	82%	150%	78%
Assets(5)	€681,722	€124,606	€18,987	€795,818	€7,796	€803,614
Risk-weighted positions (BIS risk positions)	€137,615	€63,414	€13,019	€214,048	€1,625	€215,672
Average active equity(6)	€14,258	€7,844	€5,236	€27,338	€48	€27,386
Return on average active equity in %	25%	15%	(33)%	11%	N/M	10%
Underlying return on average active equity in %	20%	14%	(4)%	14%

N/M—Not meaningful
(1) Includes:
Severance payments	€258	€393	€20	€671	€31	€702

(2)	Net interest revenues and noninterest revenues.

(3)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(4)	Before cumulative effect of accounting changes.

(5)	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

(6)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

	Year ended December 31, 2002

		Private
	Corporate and	Clients and		Total
	Investment	Asset	Corporate	Management	Consolidation &	Total
	Bank	Management	Investments	Reporting	Adjustments	Consolidated

	(€ in millions, except percentages)
Net revenues(2)	€13,776	€9,518	€3,000	€26,295	€252	€26,547
Provision for loan losses	1,712	224	155	2,091	—	2,091
Provision for off-balance sheet positions	31	(1)	(11)	18	(1)	17

Total provision for credit losses	1,742	223	144	2,110

Operating cost base(1)	10,909	7,123	1,228	19,260
Policyholder benefits and claims	—	685	—	685	74	759
Minority interest	8	32	3	43	2	45
Restructuring activities	342	240	1	583	—	583
Goodwill impairment	—	—	62	62	—	62

Total noninterest expenses(3)	11,259	8,080	1,293	20,632	258	20,890

Income (loss) before income taxes(4)	€774	€1,215	€1,563	€3,553	€(4)	€3,549

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	—	(511)	(18)	(529)
Significant equity pick-ups/net (gains)/losses from investments	—	—	1,197	1,197
Net (gains)/losses on securities available for sale/industrial holdings including hedging	—	—	(3,659)	(3,659)
Change in measurement of other inherent loss allowance	200	—	—	200
Restructuring activities	342	240	1	583
Goodwill impairment	—	—	62	62

Underlying pre-tax profit (loss)	€1,316	€945	€(855)	€1,406

Cost/income ratio in %	82%	85%	43%	78%	N/M	79%
Underlying cost/income ratio in %	79%	86%	N/M	85%
Assets(5)	€642,127	€109,394	€26,536	€750,238	€8,117	€758,355
Risk-weighted positions (BIS risk positions)	€155,160	€59,490	€19,219	€233,870	€3,609	€237,479
Average active equity(6)	€16,871	€7,850	€6,522	€31,243	€2	€31,245
Return on average active equity in %	5%	15%	24%	11%	N/M	11%
Underlying return on average active equity in %	8%	12%	(13)%	5%

N/M—Not meaningful
(1) Includes:
Severance payments	€260	€136	€19	€416	€55	€471

(2)	Net interest and noninterest revenues.

(3)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(4)	Before cumulative effect of accounting changes.

(5)	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

(6)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

	Year ended December 31, 2001

		Private
	Corporate and	Clients and		Total
	Investment	Asset	Corporate	Management	Consolidation &	Total
	Bank	Management	Investments	Reporting	Adjustments	Consolidated

	(€ in millions, except percentages)
Net revenues(2)	€16,963	€11,006	€1,923	€29,892	€(351)	€29,541
Provision for loan losses	611	205	199	1,015	9	1,024
Provision for off-balance sheet positions	(29)	—	3	(26)	(4)	(30)

Total provision for credit losses	582	205	201	988

Operating cost base(1)	13,297	7,746	1,365	22,408
Policyholder benefits and claims	—	2,946	—	2,946	56	3,002
Minority interest	15	54	18	86	(1)	85
Restructuring activities	213	81	—	294	—	294
Goodwill amortization	490	233	135	858	13	871

Total noninterest expenses(3)	14,016	11,060	1,517	26,593	150	26,744

Income (loss) before income taxes(4)	€2,365	€(259)	€204	€2,310	€(507)	€1,803

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(180)	—	80	(100)
Significant equity pick-ups/net (gains)/losses from investments	—	—	1,292	1,292
Net (gains)/losses on securities available for sale/industrial holdings including hedging	—	—	(2,259)	(2,259)
Net (gains)/losses on the sale of premises	—	—	(233)	(233)
Restructuring activities	213	81	—	294
Goodwill amortization	490	233	135	858

Underlying pre-tax profit (loss)	€2,889	€55	€(781)	€2,163

Cost/income ratio in %	83%	100%	79%	89%	N/M	91%
Underlying cost/income ratio in %	79%	96%	170%	87%
Assets(5)	€673,720	€131,573	€121,006	€898,046	€20,176	€918,222
Risk-weighted positions (BIS risk positions)	€184,656	€59,753	€56,202	€300,612	€4,468	€305,079
Average active equity(6)	€18,216	€5,659	€6,904	€30,778	€—	€30,778
Return on average active equity in %	13%	(5)%	3%	8%	N/M	6%
Underlying return on average active equity in %	16%	1%	(11)%	7%

N/M—Not meaningful
(1) Includes:
Severance payments	€302	€105	€13	€420	€44	€464

(2)	Net interest and noninterest revenues.

(3)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(4)	Before cumulative effect of accounting changes.

(5)	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

(6)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division

      The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except percentages)

Net revenues:
Sales & Trading (equity)	€3,091	€2,473	€3,768
Sales & Trading (debt and other products)	6,069	5,567	5,944
Origination (equity)	486	355	494
Origination (debt)	555	409	460
Advisory	470	528	579
Loan products	1,471	2,134	2,752
Transaction services	1,886	2,612	2,943
Other	152	(302)	22

Total net revenues	14,180	13,776	16,963

Therein: Net interest and trading revenues	8,792	8,482	10,029
Provision for credit losses:
Provision for loan losses	752	1,712	611
Provision for off-balance sheet positions	(45)	31	(29)

Total provision for credit losses	707	1,742	582

Noninterest expenses(1):
Operating cost base	9,961	10,909	13,297
Minority interest	13	8	15
Restructuring activities	(29)	342	213
Goodwill impairment/ amortization	—	—	490

Total noninterest expenses(1)	9,946	11,259	14,016

Therein: Severance payments	258	260	302
Income before income taxes	€3,527	€774	€2,365

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(583)	—	(180)
Change in measurement of other inherent loss allowance	—	200	—
Restructuring activities	(29)	342	213
Goodwill impairment/ amortization	—	—	490

Underlying pre-tax profit	€2,914	€1,316	€2,889

Cost/income ratio in %	70%	82%	83%
Underlying cost/income ratio in %	73%	79%	79%
Assets	€681,722	€642,127	€673,720
Risk-weighted positions (BIS risk positions)	€137,615	€155,160	€184,656
Average active equity(2)	€14,258	€16,871	€18,216
Return on average active equity in %	25%	5%	13%
Underlying return on average active equity in %	20%	8%	16%

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

     In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

      The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except percentages)

Net revenues:
Sales & Trading (equity)	€3,091	€2,473	€3,768
Sales & Trading (debt and other products)	6,069	5,567	5,944
Origination (equity)	486	355	494
Origination (debt)	555	409	460
Advisory	470	528	579
Loan products	1,471	2,134	2,752
Other	(431)	(302)	22

Total net revenues	11,710	11,164	14,019

Provision for credit losses:
Provision for loan losses	750	1,706	630
Provision for off-balance sheet positions	8	83	5

Total provision for credit losses	759	1,788	636

Noninterest expenses(1):
Operating cost base	8,226	8,710	10,850
Minority interest	13	8	13
Restructuring activities	(23)	316	176
Goodwill impairment/ amortization	—	—	425

Total noninterest expenses(1)	8,216	9,034	11,463

Therein: Severance payments	192	242	259
Income (loss) before income taxes	€2,735	€342	€1,920

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	—	—	(180)
Change in measurement of other inherent loss allowance	—	200	—
Restructuring activities	(23)	316	176
Goodwill impairment/ amortization	—	—	425

Underlying pre-tax profit	€2,712	€858	€2,341

Cost/income ratio in %	70%	81%	82%
Underlying cost/income ratio in %	70%	78%	78%
Assets	€693,414	€629,975	€661,019
Risk-weighted positions (BIS risk positions)	€127,449	€142,211	€166,400
Average active equity(2)	€12,849	€14,798	€15,534
Return on average active equity in %	21%	2%	12%
Underlying return on average active equity in %	21%	6%	15%

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2003 and 2002

      Income before income taxes increased by € 2.4 billion to € 2.7 billion for the year ended December 31, 2003. This increase was attributable to higher net revenues in addition to a lower provision for credit losses and lower noninterest expenses.

      Net revenues of € 11.7 billion in 2003 were € 546 million higher compared to € 11.2 billion in 2002 despite the negative impact of the strength of the euro on the value of our significant revenues in other currencies and in particular the U.S. dollar.

      Sales and trading revenues (debt and other products) were € 6.1 billion in 2003 compared to € 5.6 billion in 2002, an improvement of € 502 million, or 9%. Global Markets maintained its leadership position in structured businesses, such as interest rate and credit derivatives, and securitizations. It is fast becoming a top-tier player in the U.S. bond market, complementing its leadership in Europe. Origination revenues (debt) of € 555 million increased by € 146 million particularly reflecting higher underwriting fees due to increased activity in the high-yield business.

      Sales and trading revenues (equity) of € 3.1 billion increased by € 618 million compared to 2002 reflecting increased market activity and improved market sentiment. Lower trading-related net interest income and lower brokerage fees were more than offset by higher trading revenues. Trading-related revenues in 2002 included the negative effect of a single block trade. In 2003 Global Equities’ higher margin businesses had an outstanding year— the convertible bond business had its best ever and Equity Derivatives continued its strong performance. Its cash business maintained the number one position in terms of market share in Europe.

      Revenues from origination (equity) of € 486 million increased by € 131 million. The increase was due to losses in 2002 from the underwriting-related effect of the aforementioned single block trade. Underwriting fees declined reflecting lower activity in the first half of the year.

      Advisory revenues were € 470 million, down 11% from 2002, reflecting poor volumes and the general low level of market activity in the first half of 2003.

      Revenues from loan products fell in 2003 to € 1.5 billion from € 2.1 billion in 2002. The decline was due to a further strategic reduction in loan volumes, corresponding lower net interest and fee income as well as € 285 million hedge premium costs and mark-to-market losses incurred on the use of credit default swaps to hedge elements of the loan portfolios. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense.

      The provision for credit losses was € 759 million in 2003 compared to € 1.8 billion in 2002. In 2003, the overall improving credit quality of our loan book has led to a reduction in the required net provision.

      Noninterest expenses in 2003 were € 8.2 billion, a decrease of € 818 million compared to € 9.0 billion in 2002, which included charges for restructuring activities of € 316 million for plans initiated in the first and second quarter of 2002. In 2003, € 23 million of these provisions were released subsequent to the full implementation of the plans. Excluding these restructuring activities in both years, noninterest expenses in 2003 decreased by € 479 million. This reflects the beneficial effect on expenses of the aforementioned exchange rate movements as well as the continuing benefits of our cost containment program and the emphasis on control of discretionary spending across all expense categories, which more than offset higher performance-related compensation expenses.

      The cost/income ratio of 70% in 2003 showed an 11 percentage point improvement on 2002 reflecting the combined impact of the reduction in noninterest expenses and the increase in net revenues as discussed above.

Comparison between 2002 and 2001

      Income before income taxes declined € 1.6 billion, or 82%, to € 342 million for the year ended December 31, 2002. The decline was attributable to a higher provision for credit losses and a decrease in net revenues of 20%, partly offset by reductions in our noninterest expenses of 21%.

      Net revenues were € 11.2 billion in 2002 compared to € 14.0 billion in 2001. Total sales and trading revenues were € 8.0 billion in 2002 compared to € 9.7 billion in 2001, a decline of € 1.7 billion, or 17%. Revenues from debt and other products remained strong in a weaker environment. The market for equities and equity-related products continued to suffer from lower volumes as a result of the prevailing market conditions and the effects of widening credit spreads in the derivatives markets. Revenues from equity products declined to € 2.5 billion in 2002 from € 3.8 billion in 2001, driven by lower trading revenues which also reflected the negative effect of the aforementioned single block trade.

      Total origination revenues decreased from € 954 million in 2001 to € 764 million in 2002. Equity origination revenues declined by € 139 million, or 28%, in 2002 due to the negative origination-related effect of the single block trade. Lower debt underwriting activity contributed to reduced origination revenues for debt and related products.

      For the year ended December 31, 2002, advisory revenues declined by 9% to € 528 million as compared to the prior year.

      Revenues from loan products fell for the year ended December 31, 2002 to € 2.1 billion from € 2.8 billion in 2001. The decline from 2001 was due to lower interest rates and loan book reductions reflecting our activities to reduce credit exposure. The disposal of our European financial services business in May 2001 also contributed to the decline.

      Revenues from other products were a net charge of € 302 million in 2002 after net revenues of € 22 million in 2001, which included a gain from the sale of our European financial services business. Revenues from other products excluding this sales gain mainly reflected funding costs for goodwill in both years.

      The provision for credit losses was € 1.8 billion in 2002 compared to € 636 million in 2001. The 2002 provision included a charge of € 200 million reflecting a refinement in the measurement of our other inherent loss allowance.

      The provision for loan losses for the year ended December 31, 2002 reflected provisions raised to address the downturn in the telecommunications industry and specific loan loss provision reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

      Noninterest expenses in 2002 were € 9.0 billion, substantially lower than the 2001 costs of € 11.5 billion. As of January 1, 2002, in accordance with SFAS 142 goodwill is no longer amortized, whereas 2001 included € 425 million of goodwill amortization. In addition, the measures taken to improve operating efficiency and to control discretionary spending have yielded benefits. Compensation and benefits decreased by more than 25% due to headcount reductions and also reflecting lower performance-related compensation expenses. The remainder of the operating cost base decreased as there were savings across all major spending categories. The cost/income ratio of 81% in 2002 was consistent with the ratio in 2001. The benefits of our cost containment program and the emphasis on control of discretionary spending in 2002 offset reductions in net revenues as individually discussed above.

Global Transaction Banking Corporate Division

      The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except
	percentages)

Net revenues	€2,469	€2,612	€2,943
Provision for credit losses:
Provision for loan losses	2	6	(19)
Provision for off-balance sheet positions	(53)	(52)	(34)

Total provision for credit losses	(51)	(46)	(53)

Noninterest expenses:(1)
Operating cost base	1,735	2,200	2,447
Minority interest	—	—	2
Restructuring activities	(6)	26	37
Goodwill impairment/ amortization	—	—	66

Total noninterest expenses(1)	1,729	2,226	2,552

Therein: Severance payments	66	18	42
Income before income taxes	€791	€433	€444

Add (deduct):
Net gains/ losses from businesses sold/held for sale	(583)	—	—
Restructuring activities	(6)	26	37
Goodwill impairment/ amortization	—	—	66

Underlying pre-tax profit	€202	€458	€548

Cost/income ratio in %	70%	85%	87%
Underlying cost/income ratio in %	92%	84%	83%
Assets	€16,709	€25,098	€23,562
Risk-weighted positions (BIS risk positions)	€10,166	€12,949	€18,256
Average active equity(2)	€1,409	€2,073	€2,681
Return on average active equity in %	56%	21%	17%
Underlying return on average active equity in %	14%	22%	20%

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2003 and 2002

      Income before income taxes increased € 358 million, or 83%, to € 791 million for the year ended December 31, 2003. During 2003, we sold a substantial part of our Global Securities Services (GSS) business to State Street Corporation generating a gain on sale of € 583 million. During 2002, the business sold contributed net revenues of approximately € 700 million with a negligible impact on income before income taxes.

      Excluding the aforementioned gain on sale, net revenues decreased by € 726 million mainly as a result of the absence of revenues of the disposed business. Reduced interest rate margins in Global Cash Management and lower transaction volumes, mainly in Global Trade Finance, accounted for the rest of the decline.

      The provision for credit losses was a net release of € 51 million compared to a net release of € 46 million in 2002.

      Noninterest expenses of € 1.7 billion decreased by € 497 million, or 22%, from 2002. Expenses in 2002 included charges for restructuring reserves of € 26 million for restructuring plans initiated in the first and second quarter 2002. In 2003, € 6 million of these reserves were released subsequent to the full implementation of the plans. The decrease in noninterest expense reflected the lower expense base due partly to the disposal of GSS, somewhat offset by certain expenses related to the sale, and also to the continuing benefits of the cost saving initiatives within the division.

      The cost/income ratio of 70% was lower by 15 percentage points than in 2002 mainly due to the effects of the gain on the GSS disposal as noted above. After adjusting for this gain, the underlying cost income ratio, at 92%, was higher by 6 percentage points. The benefits of our cost containment program have been more than offset by the reductions in revenues as noted above and the GSS disposal-related expenses.

Comparison between 2002 and 2001

      Income before income taxes declined € 11 million, or 2%, to € 433 million for the year ended December 31, 2002. Lower revenues were partly offset by reduced noninterest expenses, which reflected measures taken to improve operating efficiency and to control discretionary spending.

      Net revenues declined to € 2.6 billion in 2002 from € 2.9 billion in 2001 primarily due to reduced interest rate margins and lower transaction volumes in Global Cash Management and Global Trade Finance partly offset by increased volumes in Trust and Securities Services.

      The provision for credit losses in 2002 was a net release of € 46 million compared to a net release of € 53 million in 2001.

      The provision for credit losses in 2002 reflected an increase in exposures resulting from the drawdown of certain guarantees, more than offset by reductions in the level of cross border exposures and provision transfers to Corporate Banking & Securities. In 2001, the net release resulted principally from the reductions in cross border exposures.

      The cost saving initiatives implemented within this corporate division contributed to the reduced noninterest expenses, which were down to € 2.2 billion in 2002 from € 2.6 billion in 2001. Savings were recorded in most expense categories, in particular in compensation-related costs. Additionally, some of our costs are transaction volume-based and have been affected by the reduced customer volumes that were experienced. Expenses in 2002 also include the effect of the aforementioned change in accounting treatment of goodwill.

      The cost/income ratio of 85% in 2002 was lower by 2 percentage points compared to 2001, as the benefits of our cost containment program offset the reductions in revenues discussed above.

Private Clients and Asset Management Group Division

      The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except where
	indicated)

Net revenues:
Portfolio/fund management	€2,615	€2,730	€2,168
Brokerage	1,591	1,515	1,685
Loans/ deposits	2,330	2,425	2,471
Payments, account & remaining financial services	823	849	889
Other	867	2,000	3,794

Total net revenues:	8,226	9,518	11,006

Therein: Net interest and trading revenues	2,824	2,878	3,730
Provision for credit losses:
Provision for loan losses	325	224	205
Provision for off-balance sheet positions	(3)	(1)	—

Total provision for credit losses	321	223	205

Noninterest expenses(1):
Operating cost base	6,698	7,123	7,746
Policyholder benefits and claims	21	685	2,946
Minority interest	15	32	54
Restructuring activities	—	240	81
Goodwill impairment/ amortization	—	—	233

Total noninterest expenses(1)	6,734	8,080	11,060

Therein: Severance payments	393	136	105
Income (loss) before income taxes	€1,172	€1,215	€(259)

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(51)	(511)	—
Restructuring activities	—	240	81
Goodwill impairment/ amortization	—	—	233

Underlying pre-tax profit	€1,119	€945	€55

Cost/income ratio in %	82%	85%	100%
Underlying cost/income ratio in %	82%	86%	96%
Assets	€124,606	€109,394	€131,573
Risk-weighted positions (BIS risk positions)	€63,414	€59,490	€59,753
Average active equity(2)	€7,844	€7,850	€5,659
Return on average active equity in %	15%	15%	(5)%
Underlying return on average active equity in %	14%	12%	1%
Invested assets (€ in billions)	€872	€1,011	€983

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except where
	indicated)

Additional Information(3):
Results excluding sold insurance and related activities:
Net revenues	€8,226	€8,236	€7,698
Provision for credit losses	321	223	203
Operating cost base	6,698	7,019	7,361
Policyholder benefits and claims	21	35	50
Minority interest	15	26	37
Restructuring activities	—	240	81
Goodwill impairment/ amortization	—	—	233

Total noninterest expenses(1)	6,734	7,320	7,762

Therein: Severance payments	393	135	96
Income before income taxes	€1,172	€693	€(266)

Cost/income ratio in %	82%	89%	101%
Invested assets (€ in billions)	€872	€1,011	€964

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 for a description of how average active equity is allocated to the divisions.

(3)	Please see page S-11 for additional details.

     In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

      The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems.

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except where
	indicated)

Net revenues:
Portfolio/fund management (AM)	€2,195	€2,165	€1,498
Portfolio/fund management (PWM)	281	338	377

Total Portfolio/fund management	2,476	2,503	1,874

Brokerage	654	680	814
Loans/ deposits	128	167	216
Payments, account & remaining financial services	12	9	10
Other	570	388	333

Total net revenues:	3,841	3,747	3,247

Provision for credit losses:
Provision for loan losses	2	23	12
Provision for off-balance sheet positions	(3)	—	—

Total provision for credit losses	(1)	23	12

Noninterest expenses(1):
Operating cost base	3,092	3,243	3,004
Policyholder benefits and claims	21	35	48
Minority interest	13	25	36
Restructuring activities	—	—	61
Goodwill impairment/ amortization	—	—	197

Total noninterest expenses(1)	3,126	3,303	3,346

Therein: Severance payments	79	87	33
Income (loss) before income taxes	€715	€421	€(110)

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(55)	(8)	—
Restructuring activities	—	—	61
Goodwill impairment/ amortization	—	—	197

Underlying pre-tax profit	€660	€413	€147

Cost/income ratio in %	81%	88%	103%
Underlying cost/income ratio in %	82%	88%	94%
Assets	€48,138	€37,642	€36,017
Risk-weighted positions (BIS risk positions)	€12,170	€11,800	€14,393
Average active equity(2)	€6,324	€6,337	€4,043
Return on average active equity in %	11%	7%	(3)%
Underlying return on average active equity in %	10%	7%	4%
Invested assets (€ in billions)	€729	€880	€814

AM — Asset Management

PWM — Private Wealth Management

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2003 and 2002

      Income before income taxes of our Asset and Wealth Management Corporate Division was € 715 million for the year ended December 31, 2003. Included in the increase of € 294 million compared to 2002 was a net gain of € 55 million from the sale of most of our Passive Asset Management business to Northern Trust Corporation on January 31, 2003. Lower noninterest expenses as well as higher revenues from our alternative investment business mainly drove the remaining increase of € 239 million, or 57%, compared to 2002.

      Net revenues were € 3.8 billion for the year ended December 31, 2003, an increase of € 94 million, or 3%, compared to 2002. In addition to the aforementioned disposal gain, net revenues in 2003 reflected higher revenues from our Alternative Investments business as well as consolidation effects with respect to our Scudder/ RREEF acquisitions (completed in the second quarter 2002) and to our Rued, Blass & Cie AG Bankgeschaeft acquisition (in March 2003). These increases were partially offset by the strengthening of the Euro that particularly affected our U.S. dollar-based revenues from portfolio/fund management, brokerage and loans/ deposits.

      Portfolio/fund management revenues within our Asset Management Business Division of € 2.2 billion increased by € 30 million, or 1%. Lower revenues resulting from lower invested assets, partially as a result of the sale of the Passive Asset Management business, and the foreign currency translation impact were offset by higher revenues from the aforementioned consolidation effects from the acquisition of Scudder/ RREEF as well as by higher performance fees from our Hedge Funds business.

      Portfolio/fund management revenues within our Private Wealth Management Business Division of € 281 million were € 57 lower than prior year primarily due to the currency translation impact, which was partly offset by higher revenues from net new client assets and an increase in the market value of managed assets, especially in the second half of the year.

      Brokerage revenues of € 654 million decreased € 26 million, or 4%, due to difficult market conditions particularly in the beginning of 2003 and the aforementioned impact from foreign currency translation.

      Loans/ deposits revenues of € 128 million decreased by € 39 million, or 23%, due to the negative exchange rate impact on our U.S. dollar-based loans and lower deposit volumes as clients started to re-invest into securities when the stock markets started to improve in the second quarter of 2003.

      Revenues from other products of € 570 million were € 182 million, or 47%, higher than in 2002 due to several large real estate transactions during 2003. In particular, in December 2003, we entered into an agreement to transfer a substantial part of our real estate private equity portfolio to a third party fund. The fund purchased most of Deutsche Bank’s direct real estate private equity portfolio. The portfolio is well diversified by location, property type, and investment strategy, and consists of seasoned assets originated by the Asset Management Division. Our Asset Management Division will continue to manage the fund on behalf of its new investors continuing the transition from an investor in real estate to an asset manager. The greater part of the transaction closed in December 2003, with the remainder to close in the first quarter of 2004. This transaction contributed approximately € 194 million of revenues accounted for primarily as income from equity method investments and other revenues in the second half of 2003. In addition, the aforementioned gain on the sale of our Passive Asset Management business was reflected in this product category.

      The provision for credit losses was a net release of € 1 million in 2003 compared to provisions of € 23 million in 2002, which primarily reflected losses for counterparties in Europe resulting from shortfalls in collateral levels as stock markets declined.

      Noninterest expenses were € 3.1 billion for the year ended December 31, 2003, a decrease of € 177 million, or 5%, compared to 2002 due to successful cost management, as headcount reductions of 12% resulted in savings across most cost categories, as well as the positive effect of the strengthening of the euro partially offset by higher noninterest expenses due to the aforementioned consolidation effects from the acquisition of Scudder, RREEF and Rued, Blass & Cie AG Bankgeschaeft.

      From 2002 to 2003, the cost/income ratio decreased by 7 percentage points to 81% in 2003 reflecting the impact of lower noninterest expenses and higher revenues as individually discussed above.

      Invested assets decreased by € 151 billion, or 17%, to 729 billion in 2003 primarily due to the sale of our Passive Asset Management business in the first quarter of 2003, which accounted for approximately € 103 billion of the decrease. The remaining decrease was mainly due to the negative impact of the strengthening of the euro of € 73 billion, partially offset by positive market movements and net new assets of € 25 billion.

Comparison between 2002 and 2001

      Income before income taxes was € 421 million for the year ended December 31, 2002, an increase of € 531 million from a loss of € 110 million in 2001. This increase was primarily driven by a reduction of € 382 million in our operating cost base, before the full year effect of the first-time consolidation impact of Scudder/ RREEF of € 621 million. Higher revenues from the Alternative Investments business, in particular from Real Estate transactions, also contributed to the improvement.

      Net revenues were € 3.7 billion for the year ended December 31, 2002, an increase of € 500 million, or 15%, as compared to 2001.

      This increase was primarily in portfolio/fund management in our Asset Management Business Division due to the acquisition of Scudder/ RREEF in the second quarter of 2002 as well as favorable year-on-year contributions from our Hedge Funds business as new products reached maturity and resulted in increased performance and asset-based fees. These increases were somewhat offset by lower fee income from the traditional fund management business, reflecting the weaker market environment in 2002.

      Portfolio/fund management revenues in our Private Wealth Management Business Division of € 338 million were € 39 million lower due to the challenging conditions in the international markets. This led to lower revenues due to a drop in the value of invested assets partially offset by revenues generated by the Scudder Private Investment Counsel, which was acquired in the second quarter of 2002.

      Brokerage revenues of € 680 million and revenues from loans/ deposits of € 167 million decreased by € 134 million and by € 49 million, respectively, due to lower transaction volumes of our clients and depressed margins on deposits during 2002.

      Revenues from other products of € 388 million increased € 55 million primarily due to favorable year-on-year contributions from our Real Estate business.

      Provisions for credit losses of € 23 million for the year ended December 31, 2002 were € 11 million higher than in 2001, which primarily reflected losses for counterparties in Europe resulting from shortfalls in collateral levels as stock markets declined.

      Noninterest expenses were € 3.3 billion for the year ended December 31, 2002, € 43 million lower than 2001. The decrease reflected the discontinuation of goodwill amortization after the introduction of SFAS 142, charges for restructuring activities in 2001 related to the realignment of PCAM’s business model and operations, lower reorganization expenses in 2002, primarily related to our business activities in France, and write-downs on the real estate portfolio in 2001. These positive effects were partially offset by increases due to the Scudder/ RREEF acquisitions in the second quarter of 2002 and increased integration-related expenses.

      In 2002 the cost/income ratio improved by 15 percentage points from 2001 reflecting the impact of lower noninterest expenses and higher revenues as discussed above.

      Invested assets increased by € 66 billion, or 8%, at December 31, 2002 from 2001. Primary drivers for this increase were the acquired invested assets of Scudder/ RREEF of € 292 billion. Because of the weak market environment during 2002, the effects of these acquisitions were largely offset by the negative impact of net new money losses, negative performance movements and the negative foreign currency impact.

Private & Business Clients Corporate Division

      The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems.

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except where
	indicated)

Net revenues:
Portfolio/fund management	€139	€227	€294
Brokerage	937	835	871
Loans/ deposits	2,202	2,258	2,255
Payments, account & remaining financial services	811	840	879
Other	297	1,612	3,460

Total net revenues:	4,385	5,772	7,759

Provision for credit losses:
Provision for loan losses	322	201	193
Provision for off-balance sheet positions	(1)	(1)	—

Total provision for credit losses	322	200	193

Noninterest expenses(1):
Operating cost base	3,606	3,880	4,742
Policyholder benefits and claims	—	650	2,898
Minority interest	2	7	18
Restructuring activities	—	240	20
Goodwill impairment/ amortization	—	—	36

Total noninterest expenses(1)	3,607	4,777	7,715
Therein: Severance payments	314	49	72

Income (loss) before income taxes	€456	€794	€(149)

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	4	(503)	—
Restructuring activities	—	240	20
Goodwill amortization	—	—	36

Underlying pre-tax profit (loss)	€459	€532	€(92)

Cost/income ratio in %	82%	83%	99%
Underlying cost/income ratio in %	82%	84%	98%
Assets	€78,477	€74,039	€96,419
Risk-weighted positions (BIS risk positions)	€51,244	€47,690	€45,360
Average active equity(2)	€1,521	€1,513	€1,615
Return on average active equity in %	30%	52%	(9)%
Underlying return on average active equity in %	30%	35%	(6)%
Invested assets (€ in billions)	€143	€131	€169

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except where
	indicated)

Additional Information(3):
Results excluding sold insurance and related activities:
Net revenues	€4,385	€4,498	€4,451
Provision for credit losses	322	200	190
Operating cost base	3,606	3,776	4,357
Policyholder benefits and claims	—	—	2
Minority interest	2	1	1
Restructuring activities	—	240	20
Goodwill impairment/ amortization	—	—	36

Total noninterest expenses(1)	3,607	4,017	4,416

Therein: Severance payments	314	48	63
Income before income taxes	€456	€280	€(156)

Cost/income ratio in %	82%	89%	99%
Invested assets (€ in billions)	€143	€131	€150

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

(3)	Please see page S-11 for additional details.

Comparison between 2003 and 2002

      Income before income taxes of our Private & Business Clients Corporate Division was € 456 million for the year ended December 31, 2003. The decrease of € 338 million compared to 2002 was driven by net gains from business disposals in 2002 of € 503 million in total (of which € 494 million related to the disposal of most of our insurance and related activities to Zurich Financial Services in the second quarter of 2002 and another € 9 million related to the sale of an Italian subsidiary in the third quarter of 2002). Excluding these disposal gains, income before income taxes increased by € 165 million, mainly due to significant reductions of our noninterest expenses in 2003.

      Comparison figures for historical periods are materially affected by the sale of the insurance and related activities. The following therefore discusses Private & Business Clients’ results of operations in 2002 excluding the results of these activities.

      Net revenues decreased by € 113 million, or 3%, compared to 2002. The decline in net revenues was largely due to the difficult market environment especially at the beginning of 2003 and, to a lesser extent, also attributable to a decline in our revenue base subsequent to the streamlining of our branch network. Revenues from portfolio/fund management products decreased by € 88 million as our clients switched their emphasis from discretionary portfolio management products to brokerage products due to the poor market conditions. Revenues from brokerage products therefore increased by € 102 million, also reflecting some successful product placements, such as real estate funds, mainly in the first half of 2003. Revenues from loans/ deposits products were € 56 million lower than in 2002. This decline was attributable to lower interest margins and lower deposit volumes. Payments, account and remaining financial services declined by € 29 million, partly related to the aforementioned sale of the Italian subsidiary in the third quarter of 2002. Revenues from other products of € 297 million in 2003 included realized gains of € 55 million on securities available for sale recognized in the second quarter of 2003. The decline compared to the previous year was due to the contribution of the majority of our pension plans to a segregated pension trust in December 2002, which led to lower net interest revenues and lower pension expenses starting January 2003.

      Provision for credit losses increased to € 322 million in 2003 mainly reflecting the impact of the difficult economic environment in Germany on the individual financial situation of some of our customers and falling real estate values in Germany.

      Noninterest expenses were € 3.6 billion in 2003, a decrease of € 410 million, or 10%, as compared to 2002. Expenses for integration and reorganization measures masked the business-driven development of our noninterest expenses in both years. In 2002, we recorded charges of € 289 million in total, which comprised € 240 million expenses for restructuring activities as well as € 48 million expenses for severance payments. In 2003, when no charges for restructuring activities were recognized, severance payments increased to € 314 million. Excluding restructuring charges and severance payments, noninterest expenses amounted to € 3.3 billion in 2003 and to € 3.7 billion in 2002. This significant decrease of € 434 million, or 12%, reflected headcount reductions of approximately 10% subsequent to the aforementioned reorganization measures, the lower pension expenses as well as savings in all major expenses categories, with IT expenses and occupancy expenses being the most material contributors.

      The cost/income ratio was 82% in 2003. This significant improvement by 7 percentage points compared to 2002 reflected our reduced noninterest expenses as described above.

      Invested assets in 2003 were € 143 billion, an increase of € 12 billion compared to 2002 as equity markets improved towards year-end.

Comparison between 2002 and 2001

      Income before income taxes was € 794 million for the year ended December 31, 2002, compared to a loss before income taxes of € 149 million for the year ended December 31, 2001. The increase primarily reflected the aforementioned business disposal gains in 2002 along with reduced noninterest expenses as 2001 included project-related charges for the introduction of the euro and certain e-commerce initiatives.

      Comparison figures for historical periods are materially affected by the sale of the insurance and related activities in the second quarter of 2002. The following therefore discusses Private & Business Clients’ results of operations excluding the results of these activities in both years.

      Net revenues of € 4.5 billion in 2002 increased by € 47 million, or 1%, compared to 2001. Revenues from loans/ deposits products remained essentially stable. Revenues from brokerage products and portfolio/fund management products suffered from the weaker market environment. The decline of revenues from payments, account & remaining financial services was attributable to lower commission income from currency exchange related services subsequent to the introduction of the euro. This was partly offset by higher commission income from the referral of insurance products to our former subsidiaries after the reform of the German pension system. Revenues from other products increased, reflecting losses in 2001 related to our former business activities in France.

      In 2002, our provision for credit losses was € 200 million, a slight increase of € 10 million, or 5%, compared to 2001.

      Noninterest expenses were € 4.0 billion in 2002, a decrease of € 400 million, or 9%, as compared to 2001. The reduction in 2002 resulted from our activities to improve efficiency and to control discretionary spending, especially with respect to marketing, information technology and business consulting. In addition, occupancy expenses decreased consequent to the restructuring of our branch network in 2002. Noninterest expenses in 2001 included expenses for specific projects such as the introduction of the euro and e-commerce initiatives as well as goodwill amortization, which ceased in 2002 according to SFAS 142. Noninterest expenses in 2002 included restructuring charges of € 240 million related to the aforementioned reorganization of our branch network.

      The cost/income ratio was 89% in 2002 compared with 99% in 2001. The improvement was primarily due to the reduction of noninterest expenses as described above.

      Invested assets in 2002 were € 131 billion, a decrease of € 19 billion compared to 2001, due to the adverse market conditions that affected the market values of equities and mutual funds.

Corporate Investments Group Division

      The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2003, 2002 and 2001, in accordance with our management reporting systems:

	Year ended December 31,

	2003	2002	2001

	(€ in millions, except
	percentages)
Net revenues	€(916)	€3,000	€1,923
Therein: Net interest and trading revenues	(6)	(29)	855
Provision for credit losses:
Provision for loan losses	36	155	199
Provision for off-balance sheet positions	(2)	(11)	3

Total provision for credit losses	35	144	201

Noninterest expenses(1):
Operating cost base	681	1,228	1,365
Minority interest	(31)	3	18
Restructuring activities	—	1	—
Goodwill impairment/ amortization	114	62	135

Total noninterest expenses(1)	763	1,293	1,517

Therein: Severance payments	20	19	13
Income (loss) before income taxes	€(1,714)	€1,563	€204

Add (deduct):
Net (gains)/losses from businesses sold/held for sale	141	(18)	80
Significant equity pick-ups/net (gains)/losses from investments	938	1,197	1,292
Net (gains)/losses on securities available for sale/industrial holdings incl. hedging	184	(3,659)	(2,259)
Net (gains)/losses on sale of premises	107	—	(233)
Restructuring activities	—	1	—
Goodwill impairment/ amortization	114	62	135

Underlying pre-tax loss	€(232)	€(855)	€(781)

Cost/income ratio in %	N/M	43%	79%
Underlying cost/income ratio in %	150%	N/M	170%
Assets	€18,987	€26,536	€121,006
Risk-weighted positions (BIS risk positions)	€13,019	€19,219	€56,202
Average active equity(2)	€5,236	€6,522	€6,904
Return on average active equity in %	(33)%	24%	3%
Underlying return on average active equity in %	(4)%	(13)%	(11)%

N/M—Not meaningful

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(2)	See note 28 to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2003 and 2002

      Our Corporate Investments Group Division reported a loss before income taxes of € 1.7 billion for the year ended December 31, 2003, compared to income before income taxes of € 1.6 billion in the year ended December 31, 2002. The decrease was primarily attributable to lower gains from the sale of industrial holdings.

      Net revenues were negative € 916 million in 2003, a decrease of € 3.9 billion as compared to the year ended December 31, 2002.

      Net revenues in 2003 included net losses of € 184 million on securities available for sale and our industrial holdings portfolio, which primarily related to impairments deemed other-than-temporary on our positions in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag as well as losses on nontrading derivatives in connection with the hedging of our industrial holdings portfolio. These charges were subsequently partially offset by recognized gains on the sale of our interest in EFG Eurobank Ergasias S.A. and mg technologies ag as well as gains from the reduction of our holding in Allianz AG and the sale of HeidelbergCement AG. In 2002, net revenues included net gains of € 3.7 billion from sales of securities available for sale and our industrial holdings portfolio. The largest transaction was the sale of our remaining interest in Munich Re, which resulted in a net gain of € 2.6 billion. Gains from nontrading derivatives amounted to approximately € 150 million in 2002.

      In 2003, net revenues included net losses related to sold businesses and businesses held for sale of € 141 million, mainly reflecting charges related to the sale of our fully consolidated holdings in Tele Columbus and the sale of parts of our remaining North American commercial and consumer finance business. In 2002, net revenues included net gains of € 438 million related to the merger and subsequent deconsolidation of our mortgage banking subsidiary EUROHYPO AG, together with the contribution of part of our London-based real estate investment banking business. This was offset by losses of € 184 million related to our private equity business held for sale and a net loss of € 236 million related to the sale of the major part of our North American financial services business.

      Net revenues in 2003 also reflected net losses of € 107 million from the disposal of premises and net losses of € 938 million from significant equity method and other investments, including € 490 million for the complete write-off of our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Similar charges in 2002 amounted to € 1.2 billion, including our share of net loss of € 706 million from Gerling-Konzern Versicherungs-Beteiligungs-AG.

      The remaining variance in net revenues in 2003 compared to 2002 was attributable to reduced revenues after the deconsolidation of our holdings in Center Parcs in the first quarter of 2003 and Tele Columbus in the third quarter of 2003, as well as the full-year effect of the deconsolidation of EUROHYPO AG and our North American financial services business, both of which were consolidated for a portion of 2002. These decreases were partially offset by higher dividend income from our industrial holdings portfolio.

      The provision for credit losses was € 35 million in 2003 compared to € 144 million in 2002. The € 109 million reduction was primarily attributable to the reduction of credit exposure following the aforementioned deconsolidation of EUROHYPO AG and the sale of most of our North American financial services business.

      Total noninterest expenses decreased in 2003 to € 763 million from € 1.3 billion in 2002. The reduction primarily resulted from the disposal of the above-mentioned businesses including the management buyout of 80% of our late-stage private equity portfolio, and is net of several negative factors. These included vacant space costs, sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses totaling € 174 million as well as goodwill impairment charges of € 114 million subsequent to decisions regarding the private equity fee-based businesses. In 2002, the noninterest expenses included € 62 million goodwill impairment charges related to the aforementioned management buyout and € 60 million charges in connection with the buyout of our Coinvestment Plans.

      At year-end 2003, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 2.9 billion, of which 31% were private equity direct investments, 32% were real estate investments and 37% were private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets were to deteriorate, we might determine that further write-downs and valuation adjustments are necessary.

Comparison between 2002 and 2001

      Income before income taxes of our Corporate Investments Group Division was € 1.6 billion for the year ended December 31, 2002, an increase of € 1.4 billion, as compared to the year ended December 31, 2001. The increase was primarily attributable to higher gains from the sale of industrial holdings.

      Net revenues were € 3.0 billion in 2002, an increase of € 1.1 billion, or 56%, as compared to 2001.

      Net revenues in 2002 included € 3.7 billion in net gains on securities available for sale, which primarily related to a net gain of € 2.6 billion on the sale of our remaining stake in Munich Re, a net gain of approximately € 400 million on the sale of some of our holdings in Allianz AG, and gains of approximately € 150 million from nontrading derivatives related to our industrial holdings portfolio. Further transactions in 2002 included the sales of our stakes in Deutsche Börse AG, RWE AG, Buderus AG and Continental AG, as well as the reduction of our stake in Südzucker AG. In 2001, net gains from our industrial holdings portfolio amounted to € 2.3 billion. The largest transaction was the sale of some of our holdings in Munich Re resulting in a gain of € 1.4 billion. Also reflected was a gain of approximately € 800 million for nontrading derivatives in connection with our industrial holdings portfolio.

      In 2002, net revenues included a net gain of € 438 million related to the merger and subsequent deconsolidation of our mortgage banking subsidiary EUROHYPO AG, together with the related contribution of part of our London-based real estate investment banking business. Also included were anticipated losses of € 184 million related to our private equity business held for sale and a net loss of € 236 million related to the sale of the major part of our North American financial services business. Charges of € 80 million in 2001 were also related to our North American financial services business.

      Net revenues in 2002 also reflected net write-downs of € 435 million on our alternative investments portfolio and net losses of € 761 million on certain significant equity method investments including € 706 million from our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Similar charges in 2001 amounted to € 1.1 billion, net of a gain on the disposal of a building of € 233 million.

      The remaining variance in net revenues in 2002 compared to 2001 was attributable to reduced revenues after the disposal of the aforementioned businesses combined with lower dividend income from our industrial holdings portfolio.

      The provision for credit losses was € 144 million in 2002 compared to € 201 million in 2001. The € 57 million reduction was primarily attributable to the deconsolidation of EUROHYPO AG in the third quarter of 2002.

      Total noninterest expenses decreased in 2002 to € 1.3 billion from € 1.5 billion in 2001. The reduction primarily resulted from the aforementioned deconsolidation of our mortgage banking and North American financial services businesses in 2002 and the disposal of NDB brokerage business in the third quarter of 2001. Goodwill amortization charges were € 135 million in 2001. Starting in 2002, in accordance with SFAS 142, goodwill was no longer amortized. However, we recorded a goodwill impairment of € 62 million subsequent to the decision to sell a substantial part of our late-stage private equity business. Noninterest expenses in 2002 also included € 60 million related to the buyout of our Coinvestment Plans.

      The cost/income ratio was 43% in 2002 compared with 79% in 2001. This improvement was primarily the result of increased revenue due to sales of certain industrial holdings as described above.

Consolidation & Adjustments

      The following table sets forth consolidation and other adjustments to the total results of operations of our business segments, based on our management reporting system, to the consolidated financial statements prepared in accordance with U.S. GAAP.

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Net revenues	€(222)	€252	€(351)
Provision for credit losses:
Provision for loan losses	—	—	9
Provision for off-balance sheet positions	—	(1)	(4)

Total provision for credit losses	—	(2)	6

Noninterest expenses(1):
Operating cost base	(83)	182	84
Policyholder benefits and claims	89	74	56
Minority interest	—	1	(1)
Restructuring activities	—	—	—
Goodwill impairment/ amortization	—	—	13

Total noninterest expenses	7	258	150

Therein: Severance payments	31	55	44
Income (loss) before income taxes(2)	€(228)	€(4)	€(507)

Add (deduct):
Net (gains)/ losses from businesses sold/held for sale	—	(42)	—
Goodwill impairment/ amortization	—	—	13

Underlying pre-tax loss	€(227)	€(46)	€(495)

Assets	€7,796	€8,117	€20,176
Risk-weighted positions (BIS risk positions)	€1,625	€3,609	€4,468
Average active equity	€48	€2	€—

(1)	Excludes provision for off-balance sheet positions (reclassified to provisions for credit losses).

(2)	Before cumulative effect of accounting changes.

     For a discussion of consolidation and other adjustments to our business segment results see note 28 to the consolidated financial statements.

Liquidity and Capital Resources

      Liquidity and capital are managed by Treasury, both from the perspective of our consolidated group (corporate treasury) as well as through regional treasuries. These financial resources are allocated to business portfolios applying a methodology called Value Based Management, which favors the portfolios with the highest positive impact on the Bank’s profitability and shareholder value. In this context, corporate treasury continued the capital reallocation among business portfolios.

      Corporate treasury develops and implements our capital strategy including the issuance and repurchases of shares. We are committed to maintain our sound capitalization. The overall capital demand and supply are constantly monitored for the various notions of capital, such as book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic capital reflecting the capital usage of the business portfolios. Our target for the BIS Tier I capital ratio is to stay at the upper end of the 8-9% range.

      Milestones in capital management in 2003 have been the completion of the first share buy-back program and the start of a second program. Under the first program, which was completed in April 2003, 62.1 million shares were repurchased, of which 40 million shares were irrevocably retired in May. The remaining shares were used for equity compensation programs. Based on the renewed authority granted at the 2003 Annual General Meeting to buy back up to 10% of total shares issued until September 2004, the second buy-back program was launched in September 2003. The program aims to return excess capital to shareholders and to support return on equity and earnings per share. As in the previous program, it is intended to use the repurchased shares both to reduce its share capital and service possible equity-based compensation programs. Buy-backs are funded from operating earnings, further risk weighted asset reductions and the sale of industrial holdings. As of December 31, 2003, 17.1 million shares (approximately 2.9% of shares issued) were repurchased under the second program.

      Furthermore, hybrid Tier I capital in the total amount of € 1.3 billion was created. Total outstanding hybrid Tier I capital as of December 31, 2003 was € 3.9 billion. The additional hybrid Tier I capital creates flexibility in our capital supply to review outstanding callable Tier I structures at the next upcoming call date in the third quarter of 2004 and at the same time take advantage of tightening credit spreads in the market at the time of issuance.

      Regional treasuries focus on liquidity risk management and issuance of liability products in accordance with the funding plan for our consolidated group. They control the demand side of liquidity through unsecured funding and cash flow reports. Furthermore, investor concentration and liability roll-off reports are prepared to analyze the sources of funds and to identify trends within our refinancing base. This information allows for adjustments with respect to our funding strategy. In total, Treasury issued approximately € 11.5 billion of capital market instruments in various currencies and regions in 2003.

      Treasury applies stress testing to all local liquidity profiles to quantify the potential effects of external and internal events on our funding capability. The stress testing is based on expected cash flows and covers various scenarios including systemic shocks as well as unfavorable rating changes.

      To balance business needs with resource availability, all corporate divisions have a seat on the Asset and Liability Committees (ALCO), both from a Group and regional perspective. In particular, the Group ALCO makes proposals to our Board of Managing Directors with respect to all strategic decisions on financial resources, including the allocation of capital and liquidity to the divisions.

      Certain of our subsidiaries are subject to legal and regulatory requirements requiring them to maintain capital at specified levels, restricting the amount of dividends they may declare to us or restricting their ability to make loans or advances to us. See “Item 4: Information on the Company-Regulation and Supervision.” In developing, implementing and testing our liquidity and capital strategy, we take such legal and regulatory requirements into account and seek to ensure that such requirements are not likely to have a material impact on our ability to meet our expected cash obligations.

      For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk— Risk Management— Liquidity Risk.”

Off-balance Sheet Arrangements with Unconsolidated Entities

      We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see note 31 to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

      We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs and commercial real estate leasing vehicles that we manage and that we do not consolidate. With the adoption of FIN 46, some of the vehicles related to these activities have been consolidated and some remain unconsolidated. We are addressing only the unconsolidated portion of these activities in this section. See note 9 to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

      We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the loans go into default. For these reasons, we are not permitted to consolidate these vehicles. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

      The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicle’s assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note 9 to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

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

      Unlike securitization vehicles, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer’s assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. In 2003, a methodology to incorporate these contingent liabilities in our liquidity risk framework (including stress testing) has been developed and approved by the Group Asset and Liability Committee.

      We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

      We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically either provide subordinated financing or we guarantee the investment made by the third parties, which exposes us to real estate market risk, and we receive fees for our administrative services.

      The extent of the financial support we provide for the arrangements described above is disclosed in note 9 to the consolidated financial statements in the disclosure of the Group’s maximum exposure to loss as a result its involvement with unconsolidated variable interest entities in which the Group holds a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

Tabular Disclosure of Contractual Obligations

      The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2003:

	Payment due by period

Contractual Obligations		Less than	1-	3-	More than
€ in millions	Total	1 year	3 years	5 years	5 years

Long-Term Debt Obligations	€97,480	€15,462	€20,971	€18,583	€42,464
Capital (Finance) Lease Obligations	2,163	150	320	455	1,238
Operating Lease Obligations	2,839	481	725	559	1,074
Purchase Obligations	2,146	378	625	457	686
Long-term Deposits	24,982	—	10,578	5,045	9,359
Other Long-Term Liabilities	11,488	474	1,125	962	8,927

Total	€141,098	€16,945	€34,344	€26,061	€63,748

      Long-term deposits exclude contracts with a remaining maturity of less than one year. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements that require payments of either € 10 million or more in one year or € 15 million or more over the entire life of the agreement. Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 302 million. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the “More than 5 years” column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: note 11 regarding lease obligations, note 14 regarding deposits, note 16 regarding long-term debt, note 18 regarding obligation to purchase common shares and note 24 regarding insurance-related liabilities.

Research and Development, Patents and Licenses

      Not applicable.

Recently Adopted Accounting Pronouncements

SFAS 146

      Effective January 1, 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our consolidated financial statements.

FIN 45

      Effective January 1, 2003, we adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

SFAS 148

      We adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, “Accounting for Stock-Based Compensation— Transition and Disclosure.” The prospective adoption of the fair value provisions of SFAS 123 on share-based awards for the 2003 performance year did not have a material impact on our consolidated financial statements.

FIN 46

      FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

      The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for us on July 1, 2003. In October 2003, the FASB deferred the effective date so that application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. On July 1, 2003, we elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, that we believed might not require consolidation at December 31, 2003. We applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. As a result, we recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, we have fully adopted

FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

      The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that we administer in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which we guarantee the value of units investors purchase.

      Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. Subsequently, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.

      The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consist primarily of trading assets in the amount of € 13 billion. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consist of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million.

      Certain entities were deconsolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that we sponsor where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.

SFAS 149

      Effective July 1, 2003, we adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” (“SFAS 149”). SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

SFAS 150

      Effective July 1, 2003, we adopted SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

      SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. We recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders’ equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts in the second half of 2003, reduced the obligation to purchase common shares to € 2.3 billion as of December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders’ equity.

      The accounting for physically settled forward contracts reduces shareholders’ equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003 related to the forward purchase contracts described above is 23 million shares.

EITF 02-3

      EITF 02-3 addresses the accounting treatment for derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities, and the income statement presentation of gains and losses on derivative contracts held for trading purposes. Effective January 1, 2003, we adopted certain provisions of EITF 02-3, related to energy and derivative contracts held for trading purposes, which did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements

FIN 46 (revised December 2003)

      In December 2003, the FASB issued a revised version of FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. FIN 46(R) allows a choice as to the timing of implementation of the revised rules. We will adopt FIN 46(R) no later than March 31, 2004. Upon adoption of FIN 46(R), it is likely that a significant amount of the guaranteed value mutual funds will be deconsolidated. There are no entities where it is reasonably possible that we will have to consolidate or disclose information about when this interpretation becomes effective.

FSP 106-1

      In January 2004, the FASB issued Staff Position 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP”). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP permits an entity to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

      We have elected to defer recognition of the effects of the Act in accounting for our postretirement plans under SFAS 106, and the postretirement benefit obligations and expense reported in the accompanying financial statements and footnotes do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that we change previously reported information.

SAB 105

      In March 2004, the SEC released Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133 and is effective for commitments entered into after March 31, 2004. We are currently assessing the effects, if any, that the adoption of SAB 105 will have on our consolidated financial statements.

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

      The Supervisory Board may not make management decisions. However, German law and our Articles of Association (Satzung) require the Board of Managing Directors to obtain the consent of the Supervisory Board for certain actions. The most important of these actions are:

•	Granting general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office;

•	Acquisition and disposal (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1% of our regulatory banking capital (haftendes Eigenkapital);

•	Granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Board of Managing Directors, or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and

•	Acquisition and disposal (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2% of our regulatory banking capital; the Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of our regulatory banking capital.

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

      The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. None of the current members of either of our boards were selected pursuant to any arrangement or understandings with major shareholders, customers or others.

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

      The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual Shareholders’ Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The information includes their ages as of December 31, 2003, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Dr. rer.oec. Karl-Hermann Baumann Age: 68 First elected: 1998 Term expires: 2008	Member of the Supervisory Board; Chairman of the supervisory board of Siemens AG, Munich	Supervisory board memberships: E.ON AG; Wilhelm von Finck AG; Linde AG; Schering AG; ThyssenKrupp AG

Other experience:
Siemens AG (member of the board of managing directors), 1987-1998; Bayerische Handelsbank AG (member of the supervisory board), 1991-1998

Dr. Rolf-E. Breuer Age: 66 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	Supervisory board memberships: Bertelsmann AG; Deutsche Börse AG (chairman); E.ON AG; Deutsche Lufthansa AG (member of the supervisory board until June 18, 2003); Siemens AG (deputy chairman of the supervisory board until January 23, 2003); Compagnie de Saint-Gobain S.A.; Kreditanstalt für Wiederaufbau (KfW); Landwirtschaftliche Rentenbank

Other experience:
Spokesman of the Board of Managing Directors Deutsche Bank AG until 2002; President of the Association of German Banks; German Financial Supervisory Authority (Administrative Council); International Advisory Board of MMC; CESR (member of the Market Participants Consultative Panel); International Advisory Board of Coca-Cola

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Dr. Ulrich Cartellieri Age: 66 First elected: 1997 Term expires: 2008	Member of the Supervisory Board	Supervisory board memberships: Robert Bosch GmbH, Henkel KGaA (until April 14, 2003)

Other nonexecutive directorships: BAE SYSTEMS plc; Federal Reserve Bank of New York (member of the international advisory committee); GEMS Oriental & General Fund (member of the advisory council)

Other experience:
Several positions with us 1970-1997, including member of our Board of Managing Directors; DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH (deputy chairman of the supervisory board), 1998-2001; Karstadt AG (chairman of the supervisory board), 1988-1997; Ruhrgas AG (member of the advisory board), 1991-1998; Siemens AG (deputy chairman of the supervisory board), 1990-1998; Solvay Deutschland GmbH (chairman of the supervisory board), 1990-1997; Thyssen AG (member of the supervisory board), 1986-1997

Heidrun Förster Age: 56 First elected: 1993 Term expires: 2008	Deputy Chairperson and employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin	Other positions: Works council of Deutsche Bank AG, (chairperson), 1990-2001; employee of Deutsche Bank AG since 1975

Klaus Funk Age: 56 First elected: 1999 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main	Other experience: Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board); employee of Deutsche Bank AG since 1963

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Ulrich Hartmann Age: 65 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the Supervisory Board of E.ON AG, Düsseldorf	Supervisory board memberships:
Deutsche Lufthansa AG, Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (chairman);

Other nonexecutive directorships: ARCELOR; Henkel KGaA (member of the shareholders’ committee)

Sabine Horn Age: 42 First elected: 1998 Term expires: 2008	Employee-elected member of the Supervisory Board; Trainee DB Beschäftigungsmosaik	Other positions: Employee of Deutsche Bank AG since 1984

Rolf Hunck Age: 58 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	Supervisory board memberships:
Deutsche Bank Trust AG; Fibula Finanz AG

Other experience:
Hanseatische Wertpapierbörse AG (vice president, member of the exchange council and of the admissions committee)

Other positions:
Employee of Deutsche Bank AG since 1963

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Sir Peter Job Age: 62 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board	Supervisory board memberships:
Bertelsmann AG

Nonexecutive directorships:
Grand Metropolitan Plc, 1994-1997; Diageo Plc, 1997-1999; Glaxo Wellcome Plc, 1997-2001; GlaxoSmithKline Plc (GSK); Schroders Plc; Tibco Software Inc.; Instinet Inc.; Multex.com Inc. (until February 2003); Shell Transport and Trading Plc

Other experience:
Sub-editor and correspondent for Reuters, 1963-1971; Reuters Group Plc (member of the board of directors), 1989-2001; NASDAQ (chairman of the international advisory council); member of the advisory board of Reuters Venture Capital

Prof. Dr. Henning Kagermann Age: 56 First elected: 2000 Term expires: 2008	Member of the Supervisory Board; chairman and CEO of SAP AG, Walldorf	Supervisory board memberships: DaimlerChrysler Services AG; Münchener Rückversicherungs- Gesellschaft Aktiengesellschaft

Ulrich Kaufmann Age: 57 First elected: 1988 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank AG, Düsseldorf	Other positions: Employee of Deutsche Bank AG since 1967; Deutscher Bankangestellten-Verband; Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board)

Henriette Mark Age: 46 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	Other positions: Employee of Deutsche Bank AG since 1979

Margret Mönig-Raane Age: 55 First elected: 1996 Term expires: 2008	Employee-elected member of the Supervisory Board; Vice President of the Unified Services Union, Berlin	Other nonexecutive directorships: BHW (member of the advisory board); Kreditanstalt Für Wiederaufbau (administrative council) since January 2004

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Dr. Michael Otto Age: 60 First elected: 1989 Term expires: 2008	Member of the Supervisory Board; chairperson of the board of managing directors of Otto (GmbH & Co KG) and OTTO AG für Beteiligungen, Hamburg	Supervisory board memberships:
Gerling-Konzern Versicherungs- Beteiligungs-AG; SCHWAB VERSAND GmbH (chairman); Axel Springer Verlag AG

Other nonexecutive directorships:
3 Suisses International S.A. (member of the advisory board); Baur Versand GmbH (chairman of the advisory board); Crate & Barrel Holding Inc. (chairman of the board); FORUM Grundstücksgesell-
schaft mbH (member of the advisory board); Freemans Plc (chairman of the board); Grattan Plc (chairman of the board); Handelsgesellschaft Heinrich Heine GmbH (chairman of the advisory board); Otto-Sumisho Inc. (chairman of the advisory board); Spiegel Inc. (chairman of the board); Euromarket Designs, Inc. (chairman of the board)

Gabriele Platscher Age: 46 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G. Other positions: Employee of Deutsche Bank Group since 1974

Karin Ruck Age: 38 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden AG Other positions: Employee of Deutsche Bank AG since 1984; Deutscher Bankangestellten Verband (deputy chairperson)

	Supervisory Board position	Areas of experience and other
	with us and other	supervisory board memberships and
Member	principal occupation, if any	other directorships

Tilman Todenhöfer Age: 60 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board; Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart (since July 1, 2003); deputy chairman of the board of directors of Robert Bosch GmbH (until December 31, 2003); Commissioner of the Carl Zeiss Stiftung (since January 1, 2004); Chairman of the supervisory board of Carl Zeiss AG (since January 15, 2004)	Supervisory board memberships:
Robert Bosch GmbH (since January 1, 2004); Robert Bosch Int. Beteiligungen AG (president of the board of administration) Bosch Rexroth AG (until December 31, 2003), Robert Bosch Finance Co. Limited (member of the board, until December 31, 2003), Robert Bosch Finance Corporation (member of the board, until December 31, 2003)

Other experience:
University of Tübingen (chairman of the board)

Dipl.-Ing. Dr.-Ing. E.h Jürgen Weber Age: 62 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the Supervisory Board of Deutsche Lufthansa AG, Cologne	Supervisory board memberships: Allianz Lebensversicherungs-AG, Bayer AG, Deutsche Post AG; Thomas Cook AG (chairman), Voith AG, Loyalty Partner GmbH (chairman); Tetra Laval Group

Dipl.-Ing. Albrecht Woeste Age: 68 First elected: 1993 Term expires: 2008	Member of the Supervisory Board	Supervisory board memberships:
Henkel KGaA (chairman); Allianz Lebensversicherungs-AG

Other nonexecutive directorships:
IKB Deutsche Industriebank (member of the advisory board); R. Woeste & Co. GmbH & Co KG (chairman of the advisory board)

Other experience:
Member of the board of directors of Ecolab Inc., 1991-2001; managing director of R. Woeste & Co. GmbH & Co. KG

Leo Wunderlich Age: 54 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank	Other positions: Employee of Deutsche Bank AG since 1966

      The following persons were members of the Supervisory Board until June 10, 2003: Gerald Herrmann, Peter Kazmierczak, Adolf Kracht, Professor Dr.-Ing. E.h. Berthold Leibinger, Klaus Schwedler, Michael Freiherr Truchsess von Wetzhausen and Lothar Wacker.

      The Supervisory Board has the authority to establish, and appoint its members to, a Chairman’s Committee and other committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following four standing committees:

•	The Chairman’s Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Board of Managing Directors. In particular, the Chairman’s Committee determines salaries and other compensation components, including pension benefits, for the Board of Managing Directors. Moreover, the Chairman’s Committee is responsible for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Board of Managing Directors, the approval of ancillary activities of members of the Board of Managing Directors, including the acceptance of mandates at other companies, and the handling of other contractual business with active and former members of the Board of Managing Directors pursuant to Section 112 of the Stock Corporation Act. It also prepares the Supervisory Board decisions with respect to corporate governance. The current members of the Chairman’s Committee are Dr. Rolf-E. Breuer (Chairman), Heidrun Förster, Dr. Ulrich Cartellieri and Ulrich Kaufmann. The Chairman’s Committee held 4 meetings in 2003.

•	The Audit Committee mandates the independent auditors that the annual shareholders’ meeting elects. In particular, the Audit Committee sets the compensation of the independent auditors and may determine priorities for the audit. The Audit Committee reviews our interim reports, as well as our financial statements, taking into account the results of the audits, discusses the report on the limited review of the quarterly financial statements with the auditor and reviews that the independent auditors have performed. It discusses changes of accounting or auditing practices and is also responsible for the handling of complaints regarding accounting, internal accounting controls and auditing matters. Additionally, engagements of the auditors to perform non-audit services are required to be approved by or pursuant to policies and procedures adopted by the Audit Committee, as described further in “Item 16C: Principal Accountant Fees and Services.” The current members of the Audit Committee are Dr. Karl-Hermann Baumann (Chairman), Dr. Rolf-E. Breuer, Heidrun Förster, Dr. Ulrich Cartellieri, Sabine Horn and Rolf Hunck. The Audit Committee held 5 meetings in 2003.

•	The Credit and Market Risk Committee has delegated authority to approve the extension of credit where applicable law or our Articles of Association require the approval of the Supervisory Board. The Credit and Market Risk Committee is only authorized to approve investments in other companies of between 2% and 3% of our regulatory banking capital. Investments above this threshold that require the Supervisory Board’s approval must be approved by the Supervisory Board as a body, not just by the Committee. In addition, the Board of Managing Directors provides the Credit and Market Risk Committee with information on legal and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason. The current members of the Credit and Market Risk Committee are Dr. Rolf-E. Breuer (Chairman), Dr. Karl-Hermann Baumann and Dr. Ulrich Cartellieri. The current deputy members are Sir Peter Job and Ulrich Hartmann. The Credit and Market Risk Committee held 6 meetings in 2003.

•	The Mediation Committee is responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Board of Managing Directors in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Board of Managing Directors are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Rolf-E. Breuer, Heidrun Förster, Dr. Ulrich Cartellieri and Henriette Mark. The Mediation Committee did not hold any meetings in 2003.

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

      Pursuant to our Articles of Association, two members of the Board of Managing Directors, or one member of the Board of Managing Directors together with a holder of procuration (Prokurist), may represent us for legal purposes. A Prokurist is an attorney-in-fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Board of Managing Directors itself must resolve on certain matters as a body. In particular, it may not delegate strategic planning, coordinating or controlling responsibilities to individual members of the Board of Managing Directors.

      Other responsibilities of the Board of Managing Directors are:

•	Appointing key personnel;

•	Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units in accordance with the terms of reference (Geschäftsordnung) for the Board of Managing Directors and terms of reference for our Group Risk Committee;

•	Calling shareholders’ meetings;

•	Filing petitions to set aside shareholders’ resolutions;

•	Preparing and executing shareholders’ resolutions; and

•	Reporting to the Supervisory Board.

      According to German law, our Supervisory Board represents us in dealings with members of the Board of Managing Directors. Therefore, no member of the Board of Managing Directors may enter into any agreement with us without the prior consent of our Supervisory Board.

      The following paragraphs show information on the current members of the Board of Managing Directors. The information includes their ages as of December 31, 2003, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and the positions they have held with us and with other companies in the last five years. The business address of the members of our Board of Managing Directors is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Dr. Josef Ackermann

Age: 55

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

      Dr. Ackermann engages in the following principal business activities outside our company: He is a supervisory board member at Bayer AG, Deutsche Lufthansa AG (since June 18, 2003), Linde AG and Siemens AG (since January 23, 2003) and was a nonexecutive member of the board of directors at Stora Enso Oyi until March 20, 2003.

      In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint alleges a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. On September 19, 2003, the District Court in Düsseldorf (Landgericht Düsseldorf) accepted the case and ordered a trial. The trial commenced on January 21, 2004. Our Supervisory Board has declared that it supports Dr. Ackermann’s defense and that it views the charges in question as unjustified.

Dr. Clemens Börsig

Age: 55

First Appointed: 2001
Term Expires: 2005

      Dr. Clemens Börsig joined our Board of Managing Directors in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.

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

      Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and was a supervisory board member of Gerling-Konzern Versicherungs-Beteiligungs-AG until June 11, 2003. He also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc.

Dr. Tessen von Heydebreck

Age: 58

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

      Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Duerr AG, Deutsche Euroshop AG, Gruner + Jahr AG & Co., and BVV Versicherungsverein des Bankgewerbes a.G. He holds a nonexecutive directorship at EFG Eurobank Ergasias S.A.

Hermann-Josef Lamberti

Age: 47

First Appointed: 1999
Term Expires: 2009

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

      Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Fiat S.p.A., Carl Zeiss Stiftung, e-millennium 1 GmbH & Co. KG (chairperson), Euroclear plc and Euroclear Bank S.A.

Board Practices of the Board of Managing Directors

      Our Board of Managing Directors has adopted terms of reference for the conduct of its affairs. These terms of reference have been presented to the Supervisory Board for information. The terms of reference provide that the individual responsibilities of the members of the Board of Managing Directors are determined by our business allocation plan. The terms of reference stipulate that, notwithstanding the functional responsibilities of the operating committees of our Group divisions and of the functional committees, the members of the Board of Managing Directors each have an individual responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members and the subsidiaries allocated to those divisions.

      In addition to managing our company, some of the members of our Board of Managing Directors also supervise and advise our affiliated companies. As permitted by German law, some of the members also serve as members of the supervisory boards of other companies.

      Section 161 of the German Stock Corporation Act (Aktiengesetz) requires that the Board of Managing Directors and Supervisory Board of any German exchange-listed company declare annually that the recommendations of the Government Commission on the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Board of Managing Directors and Supervisory Board dated October 29, 2003 is available on our Internet website at http://www.deutsche-bank.com/ corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.) Since our corporate governance principles announced in March 2001 and amended in October 2003 comply largely with the recommendations of the German Corporate Governance Code of 2002 (as amended in May 2003), we have decided that, with effect from October 29, 2003, we will refrain from issuing separate corporate governance principles of our own in the future.

      Also, to assist us in avoiding conflicts of interest, the members of our Board of Managing Directors have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Group Executive Committee and Functional Committees

      The Group Executive Committee, established in 2002, is a body that is not based on the Stock Corporation Act and serves as a tool to coordinate the heads of our groupwide business divisions with the Board of Managing Directors. It comprises the members of the Board of Managing Directors and the Global Business Heads of our Group Divisions. Through the establishment of the Group Executive Committee, we have integrated our Global Business Heads more closely into the management of our consolidated group. At the same time, we have precisely allocated functional responsibilities to preserve a clear delineation between strategic management on the one hand, and operational management on the other hand.

      The responsibilities of the Group Executive Committee are as follows:

•	Provide on-going information to the Board of Managing Directors on business developments and particular transactions;

•	Regular review of our business segments;

•	Consultation with and furnishing advice to the Board of Managing Directors on strategic decisions; and

•	Preparation of decisions to be made by the Board of Managing Directors.

      The following functional committees assist the Board of Managing Directors in executing cross-divisional strategic management, resource allocation, control and risk management:

•	The Group Finance Committee is responsible for the Group’s overall financial management and financial controls, including assuring accurate and consistent accounting and reporting practices and the design and operation of effective internal controls. Dr. Clemens Börsig is Chairman of the Committee.

•	The Group Investment Committee is responsible for evaluating investment decisions and monitoring acquisitions, joint ventures, divestitures, and restructuring projects. The Chairman of the Group Investment Committee is Dr. Clemens Börsig.

•	The Group Risk Committee is responsible for planning, management and control of risks, especially credit, market and operational risks across our consolidated group. The Chairman of the Group Risk Committee is Dr. Clemens Börsig.

•	The Group Asset/ Liability Committee is responsible for coordinating allocation of financial resources to the operational Group Divisions across our consolidated group. The Chairman of the Group Asset/ Liability Committee is Dr. Josef Ackermann.

•	The Group Corporate Investments/ Alternative Assets Committee is responsible for the overall supervision of all Corporate Investments/ Alternative Asset activities. The Committee defines investment strategies, determines risk-adjusted return requirements, sets limits for investment asset classes and allocates economic capital among the various alternative asset units. The Chairman of the Group Corporate Investments/ Alternative Assets Committee is Dr. Josef Ackermann.

•	The Group IT & Operations Committee is responsible for preparing strategic and operational decisions for approval by the Board of Managing Directors and takes other decisions as delegated with respect to cost containment and optimization of infrastructure/ support functions including spending on vendors, premises, IT equipment and application development and operations, controlling and human resource functions. The Chairman of the Group IT & Operations Committee is Hermann-Josef Lamberti.

•	The Group Human Resources Committee is responsible for determination and control of guidelines and standards in Human Resources (especially for staff recruitment, development, deployment, compensation and benefits, administration and severance) across our consolidated group. The Chairman of the Group Human Resources Committee is Dr. Tessen von Heydebreck.

•	The Group Compliance Committee is responsible for ongoing development and implementation of Legal, Compliance and Internal Audit principles and standards. The Chairman of the Group Compliance Committee is Dr. Tessen von Heydebreck.

Compensation

Supervisory Board

      The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were most recently amended at our 2003 annual shareholders’ meeting on June 10, 2003.

      For the period prior to such meeting, the following compensation policies applied. The compensation generally consisted of a fixed remuneration of € 7,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 2,500 per year for every full or fractional € 0.05 increment by which the dividend we distributed to our shareholders exceeded € 0.15 per share. We increased the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sat. We paid the chairperson twice the total compensation of a regular member, and we paid the deputy chairperson one and a half times the total compensation of a regular member.

      For the period following such meeting, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairman the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares— based on share price development, dividend and capital actions— and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between -10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

      Both before and after the amendment of the compensation provisions, the following policies applied. We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax (Umsatzsteuer) they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

      We compensate our Supervisory Board members after the end of each fiscal year. In January 2004, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2003 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2003 a dividend-based bonus after the shareholders meeting in June 2004. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2003, assuming that the shareholders’ meeting in June 2004 approves the envisaged dividend of € 1.50 per share.

Compensation for fiscal year 2003

Members of the Supervisory Board	Fixed	Variable	Meeting Fee	Total

Dr. Rolf-E. Breuer	€80,208	€165,375	€11,000	€256,583
Dr. Karl-Hermann Baumann	37,916	73,688	9,000	120,604
Heidrun Förster	39,375	94,781	7,000	141,156
Dr. Ulrich Cartellieri	33,542	76,781	11,000	121,323
Klaus Funk	20,416	43,875	3,000	67,291
Ulrich Hartmann(2)	21,875	19,687	5,000	46,562
Gerald Herrmann(1)	2,917	28,125	—	31,042
Sabine Horn	24,792	54,844	4,000	83,636
Rolf Hunck(2)	21,875	19,687	5,000	46,562
Sir Peter Job	24,792	54,844	6,000	85,636
Prof. Dr. Henning Kagermann	20,416	43,875	3,000	67,291
Ulrich Kaufmann	24,792	47,812	5,000	77,604
Peter Kazmierczak(1)	2,917	28,125	—	31,042
Adolf Kracht(1)	2,917	35,156	—	38,073
Prof.Dr.-Ing.E.h.Berthold Leibinger (1)	2,917	28,125	—	31,042
Henriette Mark(2)	17,500	15,750	3,000	36,250
Margret Mönig-Raane	20,416	43,875	3,000	67,291
Dr. Michael Otto	20,416	43,875	2,000	66,291
Gabriele Platscher(2)	17,500	15,750	3,000	36,250
Karin Ruck(2)	17,500	15,750	3,000	36,250
Klaus Schwedler(1)	2,917	28,125	—	31,042
Tilman Todenhöfer	20,416	43,875	3,000	67,291
Michael Freiherr Truchseß von Wetzhausen(1)	2,917	35,156	—	38,073
Lothar Wacker(1)	2,917	35,156	—	38,073
Dipl.-Ing.Dr.-Ing.E.h, Jürgen Weber(2)	17,500	15,750	3,000	36,250
Dipl.-Ing. Albrecht Woeste	20,416	43,875	3,000	67,291
Leo Wunderlich(2)	17,500	15,750	3,000	36,250

Total	€539,582	€1,167,467	€95,000	€1,802,049

(1) member until June 10, 2003

(2) new member since June 10, 2003

     As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer and Dr. Cartellieri were formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2003 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 5,000,572.

      During 2003 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are employed by us.

Board of Managing Directors

      We have entered into service agreements with members of our Board of Managing Directors. These agreements established the following two principal elements of compensation:

      Salary. We established fixed remuneration for the members of our Board of Managing Directors based on a comparative analysis of the base salaries a selected peer group of international companies pays its Managing Directors.

      Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Board of Managing Directors based on achievement of the planned return on equity of the Group (based on underlying pre-tax profit, which excludes among other items net gains/ losses from industrial holdings, in relation to the average active equity; for further details see note 28 to the consolidated financial statements).

      Mid-Term-Incentive (“MTI”). As further part of the variable compensation we grant a performance-based mid-term-incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for the peer group. The mid-term-incentive payment consists of a cash component (1/3) and equity-based awards (2/3) which contain long-term risk elements under the DB Global Partnership plan.

      The aggregate remuneration, including performance-based compensation, earned by the members of our Board of Managing Directors for the year ended December 31, 2003 was € 28,005,459. This aggregate remuneration was comprised of the following:

Year ended
December 31, 2003

Salary	€3,550,000
Bonuses, mid-term-incentive (cash and equity-based) and other payments	23,693,460
Other remuneration(1)	761,999

Total remuneration	€28,005,459

(1)	Insurance premiums, payments in kind and taxes

     The members of our Board of Managing Directors received as part of the mid-term-incentive share-based awards, the ultimate value of which to the members of the Board of Managing Directors will depend on the price of Deutsche Bank shares. The units of each portion of this share-based compensation are described below.

      DB Equity Units. In respect of the 2003 performance year, we awarded an aggregate of 99,699 deferred share awards to members of our Board of Managing Directors. These shares are scheduled to be delivered on August 1, 2007.

      Performance Options and Partnership Appreciation Rights. In respect of the 2003 performance year, we awarded an aggregate number of 114,880 Performance Options and 114,880 Partnership Appreciation Rights. The awards will each be exercisable in equal proportions of 38,293 units on February 1, 2006, February 1, 2007 and February 1, 2008.

      In addition to the above amounts that we paid to members of the Board of Managing Directors in 2003, we paid former members of the Board of Managing Directors or their surviving dependents an aggregate of € 31,218,858. During 2003 we set aside nearly € 1.0 million for pension, retirement or similar benefits for our Board of Managing Directors.

      For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units, Performance Options and Partnership Appreciation Rights are issued, see note 20 to the consolidated financial statements.

      Pursuant to the service contracts we have entered into with each of the members of our Board of Managing Directors, the board members are entitled to receive certain transitional payments upon termination of their board membership. If a member is terminated other than for cause, he or she is entitled to receive a severance payment generally consisting of his or her base salary for the remaining term of the service contract, as well as an amount corresponding to the members’s average annual bonus paid in the three years preceding the termination.

      Our Board Members as of December 31, 2003 received the following remuneration for the year 2003:

	Annual Cash Compensation		Equity-based MTI

		Cash Bonus/	DB Equity	Performance
Name	Salary	cash MTI	Units	Options*

Dr. Josef Ackermann	€1,150,000	€ 6,570,500	42,519	48,993
Dr. Clemens Börsig	€800,000	€ 2,926,000	19,060	21,962
Dr. Tessen v. Heydebreck	€800,000	€ 2,926,000	19,060	21,962
Hermann-Josef Lamberti	€800,000	€ 2,926,000	19,060	21,962

	Performance	Percentage of			Grant Date
	Options	Total Options	Strike		Present	Currently	Currently
	Granted*	Outstanding	Price*	Expiration Date	Value in €	Exercisable	Unexercisable**

Dr. Josef Ackermann	48,993	0.19%	76.61	February 1, 2010	13.02	—	48,993
Dr. Clemens Börsig	21,962	0.08%	76.61	February 1, 2010	13.02	—	21,962
Dr. Tessen v Heydebreck	21,962	0.08%	76.61	February 1, 2010	13.02	—	21,962
Hermann-Josef Lamberti	21,962	0.08%	76.61	February 1, 2010	13.02	—	21,962

*	For each Performance Option a Partnership Appreciation Right is granted; for further details see note 20 to the consolidated financial statements.

**	Mandatory holding period of two years from date of grant.

Employees

      As of December 31, 2003, we employed a total of 67,682 staff members as compared to 77,442 as of December 31, 2002 and 86,524 as of December 31, 2001. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

      The following table shows our numbers of full-time equivalent employees as of December 31, 2003, 2002, and 2001:

	December 31,

	2003	2002	2001

Employees(1)
Germany	29,857	33,807	41,191
Europe (outside Germany)(2)	19,417	21,562	23,197
Asia-Pacific	5,982	6,115	6,375
North America(3)	11,918	15,309	15,111
South America	508	649	650

Total employees	67,682	77,442	86,524

(1)	Full-time equivalent employees.

(2)	Includes an immaterial number of employees in Africa.

(3)	Primarily the United States.

     The systematic continuation of strategic initiatives launched in 2002 influenced HR activities in the reporting year. To create the foundations for future growth, we had to adjust our personnel capacities: the number of staff (on a full-time equivalent basis) working in the Group fell during 2003 by 9,760 to 67,682.

      Roughly one half of the reduction came from the sale or outsourcing of corporate activities. This caused a net decrease of 5,206 in the number of staff. Of this figure, 2,892 related to the disposal of parts of our securities services business and 821 to the outsourcing of the Continental European IT centers. The remaining staff adjustments stemmed from restructurings completed during 2003.

      The following charts show the relative proportions of employees in our Group Divisions and our Corporate Center as of December 31, 2003, 2002 and 2001. (Due to the further development of our organizational structure, DB Services employees (which represented 7% and 8% of our employees as of December 31, 2002 and 2001, respectively) were moved to the Group Divisions as of January 1, 2003; proportions for 2002 and 2001 have been reclassified to reflect this.)

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

      Our employers’ association negotiates with the following unions:

•	ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

•	Deutscher Bankangestellten Verband (DBV)

•	Deutscher Handels-und Industrieangestellten Verband (DHV)

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

Share Ownership

Board of Managing Directors

      As of February 29, 2004, the individual share ownership (including options to purchase our shares or rights related to our shares) of the current members of the Board of Managing Directors was as follows:

			Number of	Number of
Members of the Board of Managing	Number of	Number of	Partnership	DB Equity
Directors	Shares	Options	Appreciation Rights	Units

Dr. Josef Ackermann	57,000	157,795	157,795	118,342
Dr. Clemens Börsig	10,250 (1)	63,684	63,684	57,402
Dr. Tessen von Heydebreck	10,000	64,919	64,919	58,653
Hermann-Josef Lamberti	21,558	64,919	64,919	58,653

(1)	Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of less than 25%.

     The current members of our Board of Managing Directors held an aggregate of 98,808 of our shares on February 29, 2004, amounting to 0.017% of our share capital on that date. No member of the Board of Managing Directors beneficially owns 1% or more of our outstanding shares.

      The current members of our Board of Managing Directors also held 293,049 DB Equity Units, 351,317 Performance Options and 351,317 Partnership Appreciation Rights. 58,827 of the DB Equity Units vested on February 1, 2004 and will be delivered on August 1, 2005 and 14,707 of the DB Equity Units will vest and be delivered on August 1, 2005. 95,853 of the DB Equity Units will vest on February 1, 2005 and will be delivered on August 1, 2006 and 23,963 of the DB Equity Units will vest and be delivered on August 1, 2006. 79,759 of the DB Equity Units will vest on February 1, 2006 and will be delivered on August 1, 2007 and 19,940 of the DB Equity Units will vest and be delivered on August 1, 2007.

      The table below shows information regarding the 351,317 Performance Options held by our current members of our Board of Managing Directors as of February 29, 2004.

Number of
Performance	Strike
Options	Price	Vesting Date	Expiration Date

32,772	€89.96	February 1, 2004	February 1, 2008
32,772	€89.96	February 1, 2005	February 1, 2008
32,772	€89.96	February 1, 2006	February 1, 2008
138,121	€47.53	February 1, 2005	February 1, 2009
38,293	€76.61	February 1, 2006	February 1, 2010
38,293	€76.61	February 1, 2007	February 1, 2010
38,293	€76.61	February 1, 2008	February 1, 2010

      The vesting of the Partnership Appreciation Rights will occur at the same time and to the same extent as the vesting of Performance Options.

      For more information on the deferred share awards discussed above, see note 20 to the consolidated financial statements.

Supervisory Board

      As of February 29, 2004, the individual share ownership (including options to purchase our shares) of each member of the Supervisory Board, was as follows:

	Number
Members of the Supervisory Board	of Shares	Options

Dr. Rolf-E. Breuer	20,107	57,310
Dr. rer.oec. Karl-Hermann Baumann	—	—
Dr. Ulrich Cartellieri	675	—
Heidrun Förster	500	200
Klaus Funk	350	200
Ulrich Hartmann	—	—
Sabine Horn	293	100
Rolf Hunck	624	3,833
Sir Peter Job	—	—
Prof. Dr. Henning Kagermann	—	—
Ulrich Kaufmann	173	200
Henriette Mark	238	200
Margret Mönig-Raane	—	—
Dr. Michael Otto	—	—
Gabriele Platscher	699	200
Karin Ruck	70	120
Tilman Todenhöfer	—	—
Dipl.-Ing. Dr. Ing. E.h. Jürgen Weber	—	—
Dipl. Ing. Albrecht Woeste	—	—
Leo Wunderlich	672	200

Total	24,401	62,563

      As of December 31, 2003, the members of the Supervisory Board held 24,829 shares (December 31, 2002: 35,453) and 62,403 options to purchase shares (December 31, 2002: 58,396).

      No member of the Supervisory Board beneficially owns 1% or more of our outstanding shares.

      The options held by Dr. Rolf-E. Breuer were received by him as compensation during his prior service as Spokesman of our Board of Managing Directors. Dr. Breuer’s options had a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Rolf Hunck received a total of 3,673 options under the DB Global Partnership Plan as part of his compensation as an employee, 726 of which were received in February 2002 and had a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008, and 2,947 of which were received in February 2003 and had a strike price of € 47.53, vesting dates of February 1, 2005, 2006 and 2007, and an expiration date of February 1, 2009. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally had a strike price of € 87.66, a vesting date of January 2, 2004 and an expiration date of November 13, 2007; those issued in 2002 generally had a strike price of € 55.39, a vesting date of January 2, 2005 and an expiration date of November 13, 2008; those issued in 2003 generally had a strike price of € 75.24, a vesting date of January 2, 2006 and an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

      Since July 1, 2002, German law (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz)) requires members of the Board of Managing Directors and of the Supervisory Board to disclose acquisitions and disposals of our shares, and derivatives of our shares. The disclosure requirement applies also to spouses, registered partners and relatives in the first degree of the members of the Board of Managing Directors and the Supervisory Board. A disclosure requirement under Section 15a of the German Securities Trading Act does not exist if an acquisition is made on the basis of an employment contract or as part of the remuneration of any of the persons to whom the disclosure requirement applies. Also, a disclosure requirement does not exist for transactions whose aggregate value in terms of the total number of transactions carried out by the party subject to the disclosure requirement within 30 days does not exceed € 25,000. The terms of reference of our Board of Managing Directors and of our Supervisory Board go beyond the requirements of Section 15a of the German Securities Trading Act and require that all transactions by their members in our shares and derivatives on these shares must be disclosed. In accordance with our policy and the new German law, we have disclosed directors’ dealings in our shares in a document available on our Internet website at http://www.deutsche-bank.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document.)

Employee Share Programs

      For a description of our employee share programs, please refer to note 20 to the consolidated financial statements.

ITEM 7:     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

      On December 31, 2003, our issued share capital amounted to € 1,489,546,870 divided into 581,854,246 no par value ordinary registered shares.

      On December 31, 2003, we had 502,714 registered shareholders. The majority of our shareholders are retail investors in Germany.

      The following charts show our share distribution and the composition of our shareholders on December 31, 2003:

Share Distribution on December 31, 2003

(by number of shares held)

Composition of Shareholders on December 31, 2003

(by number of shareholders)

*	Including Deutsche Bank employees and pensioners

     On a global basis, we estimate that approximately 3% of our share capital is held by our employees.

      On February 29, 2004, a total of 60,140,006 of our shares were registered in the names of 1,960 shareholders resident in the United States. These shares represented 10.34% of our share capital on that date. On December 31, 2002, a total of 50,063,679 of our shares were registered in the names of 1,427 holders of record resident in the United States. These shares represented 8.05% of our share capital on that date.

      The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) of such change within seven days. The minimum disclosure threshold is 5% of the corporation’s outstanding voting share capital.

      We are not aware of any single investor holding 5% or more of our shares as of February 29, 2004.

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

      We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2003 and prior years. None of these transactions is or was material to us.

      Among our business with related party companies in 2003 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.9 billion (of which € 2.4 billion related to our equity method investment in EUROHYPO AG) as of February 29, 2004

•	were made in the ordinary course of business;

•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or present other unfavorable features.

EUROHYPO

      Following an agreement in principle reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutsche Bank AG (“Eurohypo Old”), with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG, to form the new EUROHYPO AG (“EUROHYPO”). After the merger, we contributed part of our London-based real estate investment banking business to EUROHYPO AG in December 2002. In January 2003, our German commercial real estate financing division in Germany and Dresdner Bank AG’s U.S. based real estate investment banking team were transferred to EUROHYPO AG. Subsequent to these transactions, we owned 37.7% of the outstanding share capital of EUROHYPO AG.

      Two members of the supervisory board of EUROHYPO AG are employees of Deutsche Bank. Additionally, two members of the Board of Managing Directors of EUROHYPO AG, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.

      Besides our equity stake, which had a book value of € 2.4 billion at December 31, 2003, we provide EUROHYPO AG with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2003 were € 5.5 billion, of which € 4.0 billion were utilized at that date.

      Deutsche Bank AG, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO AG financial guarantees to protect EUROHYPO AG against losses resulting from loan loss provisions arising from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. While the maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG has already been utilized by the end of 2003, our financial guarantee, which had an initial maximum amount of € 283 million, is still in force with an unutilized amount of € 187 million as of December 31, 2003. Furthermore, we held fixed income securities issued by EUROHYPO AG, classified as securities available for sale, in the amount of € 606 million as of December 31, 2003.

      Under the agreement in principle referred to above, Deutsche Bank, Commerzbank AG and Dresdner Bank AG have agreed to certain transfer restrictions regarding their shares in EUROHYPO AG which are in force until December 31, 2008, including preemptive rights.

      In March 2004, the major shareholders waived their rights to a dividend payment in respect of the fiscal year 2003 and EUROHYPO AG announced that it had taken a decision in March 2004 to establish additional general banking reserves allowable under German accounting rules (HGB). We account for our investment in EUROHYPO AG under the equity method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO AG as reported applying U.S. GAAP.

      We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm’s-length basis.

      Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

      The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2003. As such, these loans may exhibit more than normal risk of collectability or present other unfavorable features. We hold a significant portion of the outstanding equity interests in customers C, D and E noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in note 6 to the consolidated financial statements). Our participating interests in customer A, B and F are 10% or more of their voting rights.

		Largest amount
	Amount	outstanding
	outstanding as of	January 1, 2003
	February 29,	to February 29,	Nature of the loan and transaction in
	2004	2004	which incurred

	(€ in millions)
Customer A	€45	€45	Comprised of six loans totaling € 27 million payable on demand, each bearing interest at 4.33% per annum, two export financings totaling € 10 million, each bearing interest at 4.07% per annum, maturing on December 31, 2004, and one refinancing of a sale-leaseback transaction of € 8 million bearing interest at 3.46% per annum, maturing on January 31, 2027. Interest accrual has been stopped.
Customer B	€97	€97	Loans (primarily real estate finance and drawn guarantees). The company is in liquidation and the loans are payable on demand. Interest accrual has been stopped.
Customer C	€9	€9	Comprised of two loans for which we have demanded repayment and stopped accruing interest. € 8 million relates to a sale-leaseback transaction.
Customer D	€89	€114	Project finance loan maturing December 31, 2007. Interest accrual has been stopped.
Customer E	€18	€21	Comprised of € 16 million commercial corporate loan rolled over at 90 day periods and € 2 million short-term cash loan. Interest accrual has been stopped for both.
Customer F	€4	€4	Comprised of two loans payable on demand for which interest accrual has been stopped.

Interests of Experts and Counsel

      Not required because this document is filed as an annual report.

ITEM 8:     FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

      See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-3.

Legal Proceedings

      Research Analyst Independence Investigations. On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers (“NASD”), the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. (“DBSI”), our U.S. SEC-registered broker-dealer subsidiary, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agreed, among other things: (i) to pay $ 50 million, of which $ 25 million is a civil penalty and $ 25 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $ 25 million spread over five years to provide third-party research to clients, (iv) to contribute $ 5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced and is hopeful that this matter will be resolved shortly.

      IPO Allocation Litigation. DBSI and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The purported securities class actions allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the purported securities class actions the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs have filed a motion to certify classes in the securities cases, and DBSI and other defendants have filed briefs in opposition to that motion. Discovery in the securities cases is underway. In the purported antitrust class action, the defendants’ motion to dismiss the complaint was granted on November 3, 2003, and the plaintiffs subsequently filed notices of appeal to the Court of Appeals for the Second Circuit.

      Enron Litigation. Deutsche Bank AG and certain of its subsidiaries and affiliates are involved in a number of lawsuits arising out of their banking relationship with Enron Corp. and its subsidiaries (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v.

Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purports to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries DBSI and DBTCA. The Deutsche Bank entities’ motion to dismiss the first amended consolidated complaint is pending.

      Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities’ motion to partially dismiss the adversary complaint is pending.

      In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

      On July 28, 2003, an examiner appointed in the Enron bankruptcy case filed with the bankruptcy court the third in a series of reports. In this report, the Enron examiner opined that the Enron bankruptcy estate has colorable claims against (among others) Deutsche Bank AG for aiding and abetting breaches of fiduciary duties by certain of Enron’s officers with respect to certain transactions involving Enron, for equitable subordination, for avoidance of allegedly preferential payments and the denial of a set-off with respect to a particular transaction. The report acknowledges that any such claims may be subject to certain defenses which could be asserted by Deutsche Bank AG.

      By joint order of the district court handling Newby and a number of other Enron-related cases and the bankruptcy court handling Enron’s bankruptcy case, a mediation among various investors and creditor plaintiffs, the Enron bankruptcy estate and a number of financial institution defendants, including Deutsche Bank AG, has been initiated before The Honorable William C. Conner, Senior United States District Judge for the Southern District of New York.

      WorldCom Litigation. Deutsche Bank AG and DBSI are defendants in more than 30 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom’s May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG London was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom’s auditor and members of the underwriting syndicates on the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom’s financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines.

      In the Matter of KPMG LLP Certain Auditor Independence Issues. On November 20, 2003, the Securities and Exchange Commission requested us to produce certain documents in connection with an ongoing investigation of certain auditor independence issues relating to KPMG LLP. We are cooperating with the SEC in its inquiry. KPMG Deutsche Treuhand-

Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), a KPMG LLP affiliate, is our auditor. During all relevant periods, including the present, KPMG DTG has confirmed to us that KPMG DTG was and is “independent” from us under applicable accounting and SEC regulations.

      Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Board of Managing Directors) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On February 18, 2003, the Munich District Court No. I issued a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer were jointly and severally liable for damages to Dr. Kirch, TaurusHolding GmbH & Co. KG and PrintBeteiligungs GmbH as a result of the interview statement. Upon appeal, the Munich Superior Court on December 10, 2003 reaffirmed the decision of the District Court against Deutsche Bank AG, whereas the case against Dr. Breuer was dismissed. Both Dr. Kirch and Deutsche Bank AG have filed motions to set the judgment of the Superior Court aside. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages and the amount thereof. In mid 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview.

      Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

Dividend Policy

      We generally pay dividends each year, and expect to continue to do so in the near future. However, we may not pay dividends in the future at rates we have paid them in previous years. If we are not profitable, we may not pay dividends at all.

      Under German law, our dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so. The shareholders’ meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genußrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.

      We declare dividends at the annual shareholders’ meeting and pay them once a year. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares. Although we expect to continue for the near future to pay dividends each year, we may not pay dividends at rates we have paid them in previous years or at all.

Significant Changes

      See “Item 4: Information on the Company-History and Development of the Company” for acquisitions and dispositions subsequent to December 31, 2003.

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

      All shares on German stock exchanges trade in euro. The following table sets forth, for the calendar periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the Frankfurt Stock Exchange and the high, low and period-end quotation for the DAX® (Deutscher Aktienindex) index, the principal German share index. Beginning with the current year’s presentation, all quotations are based on intraday prices. All prior periods have been adjusted accordingly. The DAX is a continuously updated, capital-weighted performance index of 30 major German companies. The DAX includes shares selected on the basis of stock exchange turnover and market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends, as well as for changes in the available free float.

	Our Shares

	Price per Share			Average	DAX®-Index
				Daily
			Period	Trading			Period
	High	Low	End	Volume	High	Low	End

	(in €)	(in €)	(in €)	(in
				thousands
				of shares)
Monthly
2004
February	72.27	62.40	69.00	4,642.06	4,150.56	3,960.41	4,018.16
January	67.04	62.20	62.90	3,973.29	4,175.48	3,969.04	4,058.60
2003
December	66.04	58.55	65.70	4,985.30	3,996.28	3,752.72	3,965.16
November	58.58	53.91	58.16	4,099.03	3,814.21	3,576.52	3,745.95
October	58.12	51.55	56.74	3,593.58	3,675.78	3,217.40	3,655.99
September	59.93	51.20	52.25	5,057.46	3,676.88	3,202.87	3,256.78
Quarterly
2003
Fourth Quarter	66.04	51.55	65.70	4,183.09	3,996.28	3,217.40	3,965.16
Third Quarter	59.95	51.20	52.25	4,451.45	3,676.88	3,119.35	3,256.78
Second Quarter	60.10	37.20	56.48	5,289.67	3,324.44	2,395.72	3,220.58
First Quarter	47.90	32.97	38.50	5,780.83	3,157.25	2,188.75	2,423.87
2002
Fourth Quarter	54.45	35.60	43.90	5,249.85	3,476.83	2,519.30	2,892.63
Third Quarter	73.95	45.56	46.05	5,325.35	4,483.03	2,719.49	2,769.03
Second Quarter	79.68	64.25	70.40	4,136.18	5,379.64	3,946.70	4,382.56
First Quarter	82.65	62.42	73.94	4,051.57	5,467.31	4,706.01	5,397.29
Annual
2003	66.04	32.97	65.70	4,923.58	3,996.28	2,188.75	3,965.16
2002	82.65	35.60	43.90	4,703.89	5,467.31	2,519.30	2,892.63
2001	105.64	43.20	79.40	3,656.06	6,795.14	3,539.18	5,160.10
2000	103.27	68.75	89.51	2,790.71	8,136.16	6,110.26	6,433.61
1999	90.49	44.95	83.74	10,973.40	6,992.92	4,675.27	6,958.14

Note: All data is based on Orderbuchstatistik (Xetra), except trading volume for 1999, where volume was counted more than once per transaction.

     On February 27, 2004, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 69.00 per share and the closing quotation of the DAX-Index was 4,018.16. Our shares represented 9.38% of the DAX-Index on that date.

      Our shares were also traded over-the-counter in the United States in the form of American Depositary Receipts until September 28, 2001, when our ADR Program was terminated. The price history for our American Depositary Receipts on the U.S. over-the-counter market is as follows:

	Price per American
	Depositary Receipt

			Period
	High	Low	End

	(in U.S.$)
Quarterly
2001
Third Quarter	73.50	42.00	54.25
Second Quarter	90.45	70.25	71.50
First Quarter	98.00	65.25	75.50
Annual
2001 (through September 28, 2001)	98.00	42.00	54.25
2000	95.00	60.75	83.88
1999	89.50	44.75	85.00

      Beginning October 3, 2001 our shares have also traded on the New York Stock Exchange. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported on the New York Stock Exchange Composite Tape:

	Our Shares

	Price per Share

				Average Daily
				Trading
	High	Low	Period End	Volume

	(in U.S.$)	(in U.S.$)	(in U.S.$)	(in number of
				shares)
Monthly
2004
February	90.41	77.92	86.52	68,900
January	85.60	77.60	78.55	75,500
2003
December	82.62	70.90	82.21	85,691
November	69.92	64.50	69.70	65,074
October	67.85	61.70	65.50	71,657
September	67.29	58.90	60.69	93,424
Quarterly
2003
Fourth Quarter	82.62	61.70	82.21	74,527
Third Quarter	68.55	56.20	60.69	86,216
Second Quarter	70.34	41.24	64.42	97,933
First Quarter	49.49	36.44	42.11	129,015
2002
Fourth Quarter	53.49	35.26	45.43	86,270
Third Quarter	72.23	45.18	45.42	59,386
Second Quarter	73.00	59.72	69.51	33,541
First Quarter	74.00	54.95	64.40	35,855
Annual
2003	82.62	36.44	82.21	96,537
2002	74.00	35.26	45.43	54,047
2001 (beginning October 3, 2001)	70.28	51.90	70.15	50,744

      For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information— Exchange Rate and Currency Information.”

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

Frankfurt Stock Exchange

      Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 97.4% of the total turnover in exchange-traded shares in Germany in 2003 (including 92% of the total turnover which is accounted for by Xetra in 2003). According to the World Federation of Exchange, Deutsche Börse AG was the sixth largest stock exchange in the world in 2003 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Euronext and Tokyo.

      As of December 31, 2003, the shares of 5,730 companies traded on the different market segments of the Frankfurt Stock Exchange. Of these, 829 were German companies and 4,901 were non-German companies.

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

      The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://www.deutsche-boerse.com under the heading. “Information Services— Statistics and Analysis-Spot-Market-Order Book Statistics Xetra Close”.

      Our shares trade on Xetra (Exchange Electronic Trading) in addition to trading on the auction market. Xetra is an electronic exchange trading platform operated by Deutsche Börse AG. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Xetra is available daily between 9:00 a.m. and 5:30 p.m. Central European time since November 3, 2003 (prior to that date Xetra was available daily between 9:00 a.m. and 8:00 p.m.) to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors are permitted to trade on Xetra through their banks or brokers.

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

Memorandum and Articles of Association

Our Business Objectives

      We are entered in the Commercial Register of the Local Court (Amtsgericht)in Frankfurt am Main, Germany, under register number HRB 30 000. Section 2 of our Articles of Association (Satzung) sets out the objectives of our business:

•	to transact all aspects of banking business;

•	to provide financial and other services; and

•	to promote international economic relations.

      Our Articles of Association permit us to pursue these objectives directly or through subsidiaries and affiliated companies.

      Our Articles of Association also provide that, to the extent permitted by law, we may transact all business and take all steps that appear likely to promote our business objectives. In particular, we may:

•	acquire and dispose of real estate;

•	establish branches in Germany and abroad;

•	acquire, administer and dispose of participations in other enterprises; and

•	conclude intercompany agreements (Unternehmensverträge).

Supervisory Board and Board of Managing Directors

      In carrying out their duties, members of the Board of Managing Directors and Supervisory Board must exercise the standard of care of a prudent and diligent business person, and they are liable to us for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including our interests and those of our shareholders, employees and creditors. The Board of Managing Directors is required to respect the rights of shareholders to be treated on an equal basis and receive equal information. The Board of Managing Directors is also required to ensure appropriate risk management within our operations and to establish an internal monitoring system.

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

      With respect to voting powers, a member of the Supervisory Board or the Board of Managing Directors may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:

•	a legal transaction between the stock corporation and the member or

•	the commencement, settlement or completion of legal proceedings between the stock corporation and the member.

      A member of the Supervisory Board or the Board of Managing Directors may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting if the proposed resolution concerns:

•	ratification of the member’s acts;

•	a discharge of liability for the member; or

•	enforcement of a claim against the member by the stock corporation.

      According to German law, our Supervisory Board represents us in dealings with members of the Board of Managing Directors. Therefore, no member of the Board of Managing Directors may enter into any agreement with us (for example, to the extent permitted by law, a loan) without the prior consent of our Supervisory Board.

      We do not require the members of the Board of Managing Directors to own any of our shares to be qualified. In addition, we have no requirement that members of the Board of Managing Directors retire under an age limit. For more information on our Supervisory Board and Board of Managing Directors, see “Item 6: Directors, Senior Management and Employees.”

Voting Rights and Shareholders’ Meetings

      Each of our shares entitles its registered holder to one vote at our shareholders’ meetings. Our annual shareholders’ meeting takes place within the first eight months of our fiscal year. Pursuant to our Articles of Association, we may hold the meeting in Frankfurt am Main, Düsseldorf or any other German city with over 500,000 inhabitants. Insofar as no shorter period is admissible by law, we must give notice of the annual shareholders’ meeting at least one month before the end of the day on which shareholders are required to have given notice of their intention to attend (third business day immediately preceding the meeting). We are required to include details regarding this notice to be given to the shareholders and to send admission cards with the notice of the meeting.

      The Board of Managing Directors, the Supervisory Board or shareholders holding at least 5% of the nominal value of our outstanding share capital may also request the Board of Managing Directors to call special shareholders’ meetings. If the Board of Managing Directors does not call such a meeting the respective shareholders may seek permission of the Local Court (Amtsgericht) of the company’s registered office to call such shareholders’ meeting.

      The record date to determine which shareholders are entitled to vote at a shareholders’ meeting is the date of the annual shareholders’ meeting. However, holders who are registered on the date of the meeting will be entitled to attend and vote only if they have given the Board of Managing Directors written notice, by telefax or electronically, of such intent no later than the third business day immediately preceding the date of the meeting. Any shareholders whose holdings have reached certain thresholds and who have not fulfilled their notification requirements are prohibited from voting. See “— Notification Requirements.”

      Shareholders may appoint proxies to represent them at general meetings. As a matter of German law, a proxy relating to voting rights granted by shares may be revoked at any time. Any voting instructions given by a shareholder are null and void if the shareholder sells or disposes of the shares prior to the record date for the meeting.

      As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in the United States will be substantially similar to the process for publicly held companies incorporated in the United States.

      The annual shareholders’ meeting normally concludes with the passage of resolutions on the following matters:

•	appropriation and distribution of profits from the preceding fiscal year;

•	approval and ratification of the actions of the Board of Managing Directors and the Supervisory Board in the preceding fiscal year;

•	appointment of independent auditors;

•	authorization of the Board of Managing Directors to acquire own shares; and

•	approval of the annual financial statements if the Board of Managing Directors and the Supervisory Board have not approved them.

      A simple majority of votes cast is generally sufficient to approve a measure, except in cases where a greater majority is otherwise required by our Articles of Association or by law. Major corporate events, such as a merger, a transfer of all or substantially all of our assets or an increase in share capital, require the approval of a three-quarters majority of the share capital present and voting at the meeting.

      Under certain circumstances, such as when a resolution violates our Articles of Association or the German Stock Corporation Act, shareholders may petition the appropriate District Court (Landgericht) in Germany to set aside resolutions adopted at the shareholders’ meeting.

      Under German law, the rights of shareholders as a group can be changed by amendment of the company’s articles of association. In our case, this generally requires a simple majority vote or a qualified majority vote where provided by law. The rights of individual shareholders can only be changed with their consent.

Share Register

      We maintain a share register with Registrar Services GmbH and our New York transfer agent, pursuant to an agency agreement between us and Registrar Services GmbH and a sub-agency agreement between Registrar Services GmbH and the New York transfer agent.

      Our share register is open for inspection by shareholders during normal business hours at our offices at Taunusanlage 12, 60325 Frankfurt am Main, Germany. The share register generally contains each shareholder’s surname, first name, date of birth, address and the number or the quantity of our shares held. Shareholders may prevent their personal information from appearing in the share register by holding their securities through a bank or custodian. Although the shareholder would remain the beneficial owner of the securities, only the bank’s or custodian’s name would appear in the share register.

Dividends and Paying Agents

      Under German law, our dividends are based on the results of Deutsche Bank AG prepared in accordance with German accounting principles. Our Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so. The shareholders’ meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genußrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.

      We declare dividends at the annual shareholders’ meeting and generally pay them once a year. Entitlement to a dividend lapses after four years following the end of the year in which such dividend has been declared. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares. Although we expect to continue for the near future to pay dividends each year, we may not pay dividends at rates we have paid them in previous years or at all.

      In the case of shares that are not fully paid in, we would pay dividends pro rata according to the amounts paid in during the period for which we are paying the dividends. In the event we issue new shares, our Articles of Association permit us to declare a different dividend entitlement for the new shares with regard to the commencement of their participation in the profits.

      In accordance with the German Stock Corporation Act, the record date to determine which shareholders are entitled to the payment of dividends or other distributions is the date of the annual shareholders’ meeting at which we declare the dividend or distribution.

      Shareholders registered with our New York transfer agent will be entitled to elect whether to receive dividend payments in euros or U.S. dollars. Unless instructed otherwise, we will convert all cash dividends and other cash distributions with respect to ordinary shares into U.S. dollars prior to payment to the shareholder. The amount distributed will be reduced by any amounts we or our New York transfer agent are required to withhold for taxes or other governmental charges. If our New York transfer agent determines, following consultation with us, that in its judgment any foreign currency it receives is not convertible or distributable, our New York transfer agent may distribute the foreign currency (or a document evidencing the right to receive such currency) or, in its discretion, hold the foreign currency for the account of the shareholder to receive the same.

      If any of our distributions consists of a dividend of our shares, Registrar Services GmbH and our New York transfer agent (with respect to shares individually certified) or the custodian bank with which shareholders have deposited their shares (with respect to shares certified globally) will distribute the shares to the shareholders in proportion to their existing shareholdings. Rather than distribute fractional shares, Registrar Services GmbH, our New York transfer agent or the custodian bank will sell all such fractional shares and distribute the net proceeds to shareholders.

      Registrar Services GmbH and our New York transfer agent (with respect to shares individually certified) or the custodian bank with which shareholders have deposited their shares (with respect to shares certified globally) will also distribute all distributions (other than cash, our shares or rights) to shareholders in proportion to their shareholdings. In the event that Registrar Services GmbH, our New York transfer agent or the custodian bank determine that the distribution cannot be made proportionately among shareholders or that it is impossible to make the distribution, they may adopt any method that they consider fair and practicable to effect the distribution. Such methods may include the public or private sale of all or a portion of the securities or property and the distribution of the proceeds. Registrar Services GmbH, our New York transfer agent or the custodian bank must consult with us before adopting any alternative method of distribution.

      Depending on whether shares are certified individually or globally, we, Registrar Services GmbH, our New York transfer agent or the custodian bank with which shareholders have deposited their shares will determine whether or not any distribution (including cash, shares, rights or property) is subject to tax or governmental charges. In the case of a cash distribution, we may use all or part of the cash to pay any such tax or governmental charge. In the case of other distributions, we, Registrar Services GmbH, our New York transfer agent or the custodian bank may dispose of all or part of the property to be distributed by public or private sale, in order to pay the tax or governmental charge. In all cases, shareholders will receive any net proceeds of any sale or the balance of the cash or property after the deduction for taxes or governmental charges in proportion to their shareholdings.

Increases in Share Capital

      German law permits us to increase our share capital in any of three ways:

•	Shareholder resolution authorizing the issuance of new shares against cash payment or contribution in kind.

•	Shareholder resolution authorizing the Board of Managing Directors to issue new shares up to a specified amount (no more than 50% of existing capital) within a specified period, which may not exceed five years. This is referred to as authorized capital (genehmigtes Kapital).

•	Shareholder resolution authorizing the issuance of new shares up to a specified amount (no more than 50% of existing capital) for specific purposes, such as for employee stock options, for use as consideration in a merger or to issue to holders of convertible bonds or other convertible securities. This is referred to as conditional capital (bedingtes Kapital).

      All shareholder resolutions that increase share capital require the approval of a three-quarters majority of the share capital present and voting at the meeting.

Liquidation Rights

      The German Stock Corporation Act requires that if our company is liquidated, any liquidation proceeds remaining after the payment of all our liabilities will be distributed to shareholders in proportion to their shareholdings.

Preemptive Rights

      In principle, holders of our shares have preemptive rights (Bezugsrechte) allowing them to subscribe to any shares, bonds convertible into, or attached warrants to subscribe for, our shares or participatory certificates we issue. Such preemptive rights are in proportion to the number of shares currently held by the shareholder. Despite this general rule, following a proposal of the Board of Managing Directors and Supervisory Board regarding the agenda of the general shareholders’ meeting, the shareholders may waive their preemptive rights as part of a shareholders’ resolution with respect to capital increases. The Board of Managing Directors’ written request must state legally permissible reasons for the waiver.

      In addition, in the case of a shareholders’ resolution approving the amount of an authorized capital increase, the shareholders may, by a three-quarters majority of the share capital present and voting at the meeting, authorize the Board of Managing Directors to exclude preemptive rights with respect to the increase. Such authorizations may waive all preemptive rights or may set forth specific circumstances under which the Board of Managing Directors is authorized to waive preemptive rights. If the Board of Managing Directors is authorized to waive the shareholders’ preemptive rights upon the issuance of authorized capital, no further vote of the shareholders is required. In such cases, the decision by the Board of Managing Directors to issue the authorized capital requires the consent only of the Supervisory Board.

      Shareholders are generally permitted to transfer their preemptive rights. Preemptive rights are traded on one or more German stock exchanges. Trading of such rights generally lasts twelve calendar days and ends at the close of the third trading day before the final day the preemptive rights can be exercised.

Notices and Reports

      We publish notices pertaining to our shares in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) and in at least one of the supraregional official newspapers accredited by the German stock exchanges.

      We send our New York transfer agent, through publication or otherwise, a copy of each of our notices pertaining to any shareholders’ meeting, any adjourned shareholders’ meeting or our actions with respect to any cash or other distributions or the offering of any rights. We provide such notices in the form given or to be given to our shareholders. Our New York transfer agent arranges for the mailing of such notices to all shareholders registered in the New York registry. However, at any time at which U.S. persons hold more than 10% of our shares, for an offering of rights made by us to holders of our shares we would be required to exclude U.S. persons from participating in the offering or to distribute to such U.S. persons a registration statement relating to the offering filed by us with the Securities and Exchange Commission.

      We make all notices we send to shareholders available at our principal office for inspection by shareholders. Registrar Services GmbH and our New York transfer agent sends copies of all notices pertaining to shareholders’ meetings to all registered shareholders. Registrar Services GmbH and our New York transfer agent sends copies of other notices or information material, such as quarterly reports or shareholder letters, to those registered shareholders who have requested to receive such notices or information material.

Charges of Transfer Agents

      We pay Registrar Services GmbH, and our New York transfer agent, customary fees for their services as transfer agents and registrars. Our shareholders are not required to pay Registrar Services GmbH or our New York transfer agent any fees or charges in connection with their transfers of shares in the share register. Our shareholders also are not required to pay any fees in connection with the conversion of dividends from euros to U.S. dollars.

Liability of Transfer Agents

      Neither Registrar Services GmbH nor our New York transfer agent will be liable to shareholders if prevented or delayed by law, or any circumstances beyond their control, from performing their obligations as transfer agents and registrars.

Notification Requirements

Disclosure of Interests in Publicly Traded Stock Corporations

      The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly traded stock corporations whose investments reach, exceed or fall below certain thresholds to notify both the respective corporation and the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). These thresholds are 5%, 10%, 25%, 50% and 75% of the voting stock of the corporation. In calculating investment thresholds, the Securities Trading Act attributes shareholdings to the investor based on effective, rather than direct, control of voting rights.

      Investors must comply with these rules within seven calendar days of passing one of the thresholds listed above. We are required to publish such notices.

      As a matter of German law, shareholders who fail to comply with the threshold notification requirements are generally prohibited from exercising their rights including voting and dividend rights pertaining to the shares until compliance.

Disclosure of Significant Participations in a Banking Institution

      The German Banking Act (Kreditwesengesetz) requires any investor intending to acquire a significant participation (bedeutende Beteiligung) in any German banking institution to notify the German Financial Supervisory Authority and the Bundesbank without undue delay. A significant participation exists if an investor directly or indirectly or acting in concert with other parties holds 10% or more of the institution’s voting rights or capital or is otherwise in a position to exercise significant influence on the management of the institution. The required notice must contain information demonstrating the reliability of the investor and, in the case of a corporation or other legal entity, its directors and officers.

      An investor holding a significant participation must also notify the Financial Supervisory Authority and the Bundesbank without undue delay of any proposed increase of such participation that would reach or exceed 20%, 33% and 50% of the voting rights or capital or if it would otherwise control such institution. An investor with a significant participation position must also notify the Financial Supervisory Authority and the Bundesbank without undue delay if the investor intends to reduce the participation below one of the thresholds described above or if it would no longer control such institution.

      The German Financial Supervisory Authority may, within a period of three months following receipt of notification with respect to any of the above changes, other than with respect to decreases in participations, prohibit the intended acquisition or participation if it is not satisfied that the investor and its directors and officers are reliable, or if it determines that the participation makes the effective supervision by the Financial Supervisory Authority of the banking institution impossible. If an investor acquires a significant participation despite such prohibition or without notifying the German Financial Supervisory Authority and the Bundesbank, the Financial Supervisory Authority may prohibit the investor from exercising the voting rights pertaining to the shares and order that the investor may only dispose them with its approval.

Material Contracts

      In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls

      As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Burma/ Myanmar, Iraq, Sudan, former Yugoslavia/ Serbia, Zimbabwe, persons of or in connection with the Al-Qaida network or the Taliban and certain other persons and entities with a view to combat international terrorism.

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

Germany (the “Treaty”) and you are fully eligible for benefits under the Treaty. You generally will be entitled to Treaty benefits if you are:

•	the beneficial owner of shares (and of the dividends paid with respect to your shares);

•	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;

•	not also a resident of Germany for German tax purposes; and

•	not subject to an “anti-treaty shopping” article that applies in limited circumstances.

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

Taxation of Dividends

      Changes in German tax law affect the tax treatment of dividends that we pay beginning in 2002. Dividends that we paid in 2002 and thereafter will be subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). Under the Treaty, you will be entitled to receive a refund from the German tax authorities of 6.1 in respect of a declared dividend of 100. For example, for a declared dividend of 100, you initially will receive 78.9, may claim a refund from the German tax authorities of 6.1 and, therefore, receive a total cash payment of 85 (i.e., 85% of the declared dividend). For U.S. tax purposes, you will be deemed to have received total dividends of 100.

      The German rules provide that a dividend received by corporations, and half of the dividend received by individuals, will be exempt from German tax. Beginning in 2004, 5% of such dividends received by corporations from both domestic and foreign shareholdings is treated as non-deductible expense for corporation tax purposes. These rules apply regardless of whether a shareholder is a tax resident of Germany or a nonresident, if the shares form part of the assets of a permanent establishment or fixed base that the nonresident maintains in Germany. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to you as described above.

      The gross amount of dividends that you receive (including amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, you will be deemed to have paid German taxes of 15. You cannot claim credits for German taxes that would have been refunded to you if you had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the creditabilty of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. You should consult your tax advisor if you have questions about whether such rules may affect your ability to utilize foreign tax credits.

      Subject to certain exceptions our dividends received by an individual before January 1, 2009 will be subject to taxation at a maximum rate of 15%. This lower rate applies to our dividends only if the shares in respect of which such dividend is paid have been held by you for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in your shares or related property may not count for purposes of the holding period test. Our dividends also would not be eligible for the lower rate if you elect to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.

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

      You must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to your last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, Philadelphia Service Center U.S Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing or by faxing your request and must include your name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of your last filed tax return. If you desire a “current year” Form 6166, your Form 6166 request must include a penalties of perjury statement, which has been signed by you in the current year under penalties of perjury, certifying that 1) you are a resident of the United States currently, and 2) you will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 you can use IRS Form 8802 beginning January 2, 2004; Form 8802 will be officially required beginning July 5, 2004. If you do not use IRS Form 8802, your request for IRS Form 6166 must include your signature. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.

      A simplified refund procedure is available if you hold your shares through banks and brokers participating in the Depository Trust Company. These arrangements have been made on a trial basis and may be amended or revoked at any time in the future. If your bank or broker elects to participate in the simplified procedure, the Depository Trust Company will perform administrative functions necessary to claim the Treaty refund for you. In this case, your broker will report to the Depository Trust Company the number of shares that you hold together with the number of shares held by other holders that are also eligible to claim Treaty refunds. The Depository Trust Company will then prepare and file a combined claim for refund with the German tax authorities. The combined claim need not include evidence of your entitlement to Treaty benefits.

      Under audit procedures that apply for up to four years, the German tax authorities may require banks and brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of shares, and the official certification on IRS Form 6166 with respect to the last filed United States federal income tax return of those holders. Banks and brokers participating in the Depository Trust Company arrangements may require you to provide documentation evidencing your eligibility for Treaty benefits prior to any audit.

      The German tax authorities will issue refunds denominated in Euros. In the case of shares held through banks or brokers participating in the Depository Trust Company, the refunds will be issued to the Depository Trust Company, which will convert the refunds to U.S. dollars. The resulting amounts will be paid to banks or brokers for the account of holders.

      If you hold your shares through a bank or broker who participates in the Depositary Trust Company that elects to participate in the simplified refund procedure, it could take at least three weeks for you to receive a refund after a combined claim for refund has been filed with the German tax authorities. If you file a claim for refund directly with the German tax authorities, it could take at least eight months for you to receive a refund. The length of time between filing a claim for refund and your receipt of that refund is uncertain and we can give you no assurances as to when you will receive the refund.

Taxation of Capital Gains

      Under the Treaty, you will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, gain or loss realized by you on the sale or disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a current maximum rate of 15% under recently enacted legislation. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. Your ability to offset capital losses against ordinary income is subject to limitations.

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

Other German Taxes

      There are presently no German net wealth, transfer, stamp or other similar taxes that would apply to you as a result of the receipt, purchase, ownership or sale of shares.

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

Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 233 Broadway, New York, New York, 10279. You may obtain copies of the materials from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.

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

Risk Management Principles

      The following key principles underpin our approach to risk management:

•	Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.

•	Our Group Risk Committee has responsibility for management and control of our risks.

•	We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.

•	The structure of our global risk management department is closely aligned with the structure of our Group Divisions.

•	The risk management function is independent of our Group Divisions.

Risk Management Organization

      Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for all risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which has the mandate to:

•	Define our risk appetite in a manner that is consistent with our overall business strategies;

•	Approve risk policies, procedures and methodologies that are consistent with our risk appetite;

•	Manage the portfolio of risks throughout our organization;

•	Develop and implement a Group-wide consistent and applicable methodology for the measurement of Risk Adjusted Return on Economic Capital; and

•	Approve the organizational structure of our risk management department and appoint its key management personnel.

      The Group Risk Committee has delegated some of its tasks to sub-committees, the most relevant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.

      For each of our Group Divisions, we then have a divisional risk unit that has the mandate to:

•	Ensure that the business conducted within its division is consistent with the risk appetite the Group Risk Committee has set;

•	Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within its division;

•	Approve credit risk and market risk limits;

•	Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and

•	Develop and implement risk management infrastructures and systems that are appropriate for its division.

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

Categories of Risk

      The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks

      Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

•	Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as “counterparties”). This is the largest single risk we face. We distinguish among three kinds of credit risk:

•	Default risk is the risk that counterparties fail to meet contractual payment obligations.

•	Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation.

•	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

•	Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

•	Liquidity risk is the risk to our earnings and capital arising from our potential inability to meet obligations when they are due without incurring unacceptable losses.

•	Operational risk is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk, and is based on regulatory discussions concerning operational risk.

General Business Risk

      General business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to quickly adjust to these changing conditions.

Insurance Specific Risks

      Following the sale of Deutscher Herold insurance companies to Zurich Financial Services Group in 2002, we are no longer engaged in any activities that result in insurance-specific risks that are material to the Group.

Risk Management Tools

      We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. These quantitative tools and metrics generate the following types of information:

•	Information that quantifies the susceptibility of the market value of single positions or portfolios to changes in market parameters (commonly referred to as sensitivity analysis);

•	Information that measures aggregate risk using statistical techniques, taking into account the interdependencies and correlations between individual risks; and

•	Information that quantifies exposures to losses that could arise from extreme movements in market prices or rates, using scenario analysis to simulate crisis situations.

We also calculate risk data for regulatory purposes.

      As a matter of policy, we continuously assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

•	Expected Loss. We use expected loss as a measure of the default, transfer, and settlement risk parts of our credit risk. Expected loss is a measurement of the credit loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take credit risk ratings, collateral, maturities and statistical averaging procedures into account to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on long-term statistical averages of our internal default and loss history as well as external benchmarks.

We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

•	Economic Capital. Economic capital is a measure designed to state the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means a probability of 99.98% that our aggregated losses within one year will not exceed our economic capital for that year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other non-amortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital results, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.

•	Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our aggregated market risk (aggregated using pre-determined correlations) in that portfolio.

•	Stress Testing. We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the market values of our assets. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

•	Regulatory Risk Reporting. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company— Regulation and Supervision” and note 22 of the consolidated financial statements.

Credit Risk

      Credit risk makes up the largest part of our risk exposures. We manage our credit risk following these principles:

•	Every extension of credit to any counterparty requires approval at the appropriate authority level.

•	All of our Group Divisions must apply consistent standards in arriving at their credit decisions.

•	The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision is also based on a risk-versus-return analysis.

•	Every material change to a credit facility (such as its tenor, collateral structure or major covenants) requires approval at the appropriate authority level.

•	We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.

•	We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an “obligor” as a group of individual borrowers or counterparties that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

      A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the outcome of the credit decision, but also influences the level of decision-making authority we require to extend the credit, the terms and conditions of the transaction and the monitoring procedures we apply to the ongoing exposure.

      We have our own in-house assessment methodologies, scorecards and rating scale for evaluating our client groupings. Our granular 26-grade rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

      The 26-grade rating scale is calibrated on a probability of default measure, which is based on a statistical analysis of historical defaults in our portfolio. We express these measures as a percentage probability that a counterparty will default on our exposure to it. We then assign these probabilities of default to categories that we regard as fundamentally equivalent to those of the major international rating agencies.

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

      A credit analysis forms the basis of every credit decision we make. This analysis contains an assessment of the material information necessary for a decision regarding a credit exposure. A credit report is then generated from this analysis. We generally update our credit reports annually and require credit reports for all initial credit approvals and for subsequent internal reviews; in case of medium-sized customers in Germany we make use of automatic monitoring systems based on current account and financial statement information. Where the credit officer is made aware of a serious deterioration of credit quality, either through the automatic monitoring system or other sources of information such as his normal credit analysis, he is compelled to prepare a new credit report and hence provides a new credit decision. Credit reports must contain the following: an overview of our relevant limits and exposures, a summary of our internal rating history of the counterparty, an overview of the particular facilities, key financial data, a short description of the reason for the report’s submission and a summary credit risk assessment.

Monitoring Default Risk

      We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Accountability for recognition of problem credits rests with the relationship manager or comparable front office personnel in conjunction with the appropriate credit officer. We believe that customers where problems could arise must be identified well in advance to effectively manage the credit exposure. The objective of an early warning system is to address potential problems while adequate alternatives for action are still available. This early detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such an exposure.

      In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist. Additionally, we may refer individual exposures to a special loan management team. Within our consumer credit exposure, as described below, the delinquency status is tracked, which is the main basis for the transfer to a special loan management team. The function of this group is to effectively manage problem exposures by taking prompt corrective action to ensure asset values are preserved and losses are minimized. The special loan management team performs this function either through consultation with the credit unit or direct management of an exposure.

      During 2003, the Loan Exposure Management Group (LEMG) was formed. As part of the bank’s overall framework of risk management, LEMG helps to manage the credit risk within the investment-grade loan portfolio for all loans with an original maturity greater than six months (excluding medium-sized German companies) on behalf of all Corporate and Investment Bank Group Division businesses.

      LEMG provides the respective Corporate and Investment Bank Group Division businesses with a central pricing reference for new loan applications based on capital markets conditions. LEMG proactively distributes and mitigates credit risk and provides additional diversification of our loan portfolio through techniques that include but are not limited to the following: credit derivatives, securitization, loan sales and other structured products.

Credit Exposure

      We define our total credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit protection transactions. When we describe our credit exposure, we distinguish between the following categories: loans, contingent liabilities, over-the-counter derivatives, and tradable assets. Listed below are some further details concerning our credit exposure categories:

•	“Loans” exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest and include unearned (deferred) income net of origination costs.

•	“Contingent Liabilities” include liabilities from guarantees, indemnity agreements and letters of credit. As of December 31, 2003, we excluded other quantifiable indemnities and commitments of € 108.1 billion, of which € 45.3 billion relate to securities lending on behalf of customers and € 62.8 billion relate to forward committed repurchase and reverse repurchase agreements. We also exclude other commitments such as irrevocable loan and placement and underwriting commitments. These exclusions were € 88.9 billion on December 31, 2003 and € 103.5 billion on December 31, 2002. At year-end 2003, 83% of our irrevocable loan commitments were to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

•	“OTC Derivatives” are our credit exposures arising from over-the-counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligations, after netting. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. We calculate our credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.

•	“Tradable Assets,” as defined for this purpose, include bonds, other fixed-income products and traded loans.

      Our total credit exposure can be classified under two broad headings: corporate credit exposure and consumer credit exposure.

•	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

•	Our corporate credit exposure consists of all remaining exposures not defined as consumer credit exposure. Corporate credit exposure is the largest credit exposure and is discussed below in more detail.

Corporate Credit Exposure

      The following table breaks down our corporate credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the creditworthiness categories of our counterparties.

			Contingent
	Loans		Liabilities		OTC Derivatives		Tradable Assets		Total

	As of December 31,
Credit-
worthiness
Category	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	(in € millions)
AAA-AA	€12,167	€11,043	€2,992	€3,275	€27,014	€22,977	€126,010	€120,732	€168,183	€158,027
A	13,871	16,610	5,627	6,061	17,195	20,281	33,383	24,949	70,076	67,901
BBB	26,265	30,549	7,886	10,598	11,750	10,745	32,676	27,115	78,577	79,007
BB	25,292	37,269	6,573	9,534	3,784	5,528	23,417	17,426	59,066	69,757
B	5,749	11,590	1,799	3,472	621	640	6,756	3,701	14,925	19,403
CCC and below	6,947	9,611	1,660	1,264	107	124	6,227	2,658	14,941	13,657

Total	€90,291	€116,672	€26,537	€34,204	€60,471	€60,295	€228,469	€196,581	€405,768	€407,752

      The above table illustrates not only a general reduction in our lending-related credit exposures, which mainly took place in the U.S. and Germany, but also reflects an improvement in the credit quality of our loan book. The change in the creditworthiness of our corporate loan book in 2003 compared to 2002 is a consequence of an improving global economic climate in which our counterparties operate. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing from 50% on December 31, 2002 to 58% on December 31, 2003 with a corresponding reduction in the portion of our corporate loan book being classified as sub-investment grade.

Consumer Credit Exposure

      Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. This portfolio collectively represents a large number of individual smaller-balance loans to consumers and small businesses. We allocate this portfolio into various sub-portfolios according to our major product categories and geographical dispersion.

      The table below presents consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

			90 Days or
			More Past		Net Credit
			Due as a %		Costs as a %
	Total Exposure		of Total		of Total
	(in € millions)		Exposure		Exposure

	As of December 31,

	2003	2002	2003	2002	2003	2002

Consumer Credit Exposure Germany Consumer and Small Business Financing	€10,550	€11,326	2.54%	1.91%	1.36%	0.75%
Mortgage Lending	34,617	33,610	2.33%	2.10%	0.28%	0.09%
Consumer Credit Exposure Other Europe	12,769	10,012	1.54%	4.14%	0.52%	0.59%

Total Consumer Credit Exposure	€57,936	€54,948	2.19%	2.43%	0.53%	0.32%

      The volume of our consumer credit exposure rose by € 3.0 billion, or 5.4%, from 2002 to 2003, driven mainly by our Spanish and Italian businesses. Total net credit costs increased from 0.32% of our total exposure in 2002 to 0.53% in 2003, mainly due to the impact of the difficult economic environment in Germany on the individual financial situation of some of our customers and falling real estate values in Germany. Net credit costs in Other European businesses remained materially unchanged. Loans delinquent by 90 days or more decreased from 2.43% to 2.19% reflecting increases in Germany more than offset by strong decreases in Other Europe. The sharp reduction of loans delinquent by 90 days or more in Other Europe resulted from charge-offs in the amount of € 240 million due to refinements of processes and procedures in the third quarter of 2003.

Total Credit Exposure

      Our total credit exposures were € 576.2 billion on December 31, 2003 and € 600.7 billion on December 31, 2002. These figures include the exposures shown in the following table, as well as credit exposures arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments.

      The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industry sectors of our counterparties.

					Contingent		OTC
	Loans				Liabilities		Derivatives		Tradable Assets		Total

	As of December 31,
Credit Risk Profile by
Industry Sector	2003		2002		2003	2002	2003	2002	2003	2002	2003	2002

	(in € millions)
Banks and insurance	€10,521		€10,720		€4,990	€8,189	€46,597	€44,970	€62,480	€47,686	€124,588	€111,565
Manufacturing	16,155		22,545		7,834	10,211	1,997	2,389	18,241	17,142	44,227	52,287
Households	54,937		53,207		862	473	357	281	—	—	56,156	53,961
Public sector	2,309		4,584		377	241	3,984	1,792	104,648	95,356	111,318	101,973
Wholesale and retail trade	11,824		14,467		2,454	2,876	691	688	3,589	2,583	18,558	20,614
Commercial real estate activities	13,606		18,360		722	1,014	300	688	1,447	2,657	16,075	22,719
Other	38,875	(1)	47,737	(1)	9,298	11,200	6,545	9,487	38,064	31,157	92,782	99,581

Total	€148,227		€171,620		€26,537	€34,204	€60,471	€60,295	€228,469	€196,581	€463,704	€462,700

(1)	Includes lease financing.

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

			Contingent		OTC
	Loans		Liabilities		Derivatives		Tradable Assets		Total

	As of December 31,

Credit Risk Profile by Region	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	(in € millions)
Eastern Europe	€1,372	€1,679	€491	€730	€588	€678	€2,840	€4,186	€5,291	€7,273
Western Europe	120,136	133,732	16,283	23,618	35,428	35,094	87,969	76,971	259,816	269,415
Africa	395	618	192	177	224	451	1,086	951	1,897	2,197
Asia-Pacific	7,176	8,517	2,624	3,561	7,072	4,515	36,019	30,493	52,891	47,086
North America	17,038	24,643	6,752	5,814	15,495	17,698	94,632	78,464	133,917	126,619
Central and South America	2,075	2,373	195	296	571	597	3,850	2,984	6,691	6,250
Other(1)	35	58	—	8	1,093	1,262	2,073	2,532	3,201	3,860

Total	€148,227	€171,620	€26,537	€34,204	€60,471	€60,295	€228,469	€196,581	€463,704	€462,700

(1)	Includes supranational organizations and other exposures that we have not allocated to a single region.

Credit Exposure from Derivatives

      The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2003.

	Notional Amount Maturity Distribution

		After
		one year			Positive	Negative	Net
	Within	but within	After		market	market	market
	one year	five years	five years	Total	value	value	value

	(in € millions)
Interest-rate-related transactions:
OTC products:
FRAs	€911,860	€67,385	€44	€979,289	€572	€(752)	€(180)
Interest rate swaps (single currency)	3,138,669	4,029,380	3,213,600	10,381,649	167,263	(159,648)	7,615
Purchased interest rate options	200,892	453,959	422,469	1,077,320	25,451	—	25,451
Written interest rate options	186,951	463,175	472,712	1,122,838	—	(25,183)	(25,183)
Other interest rate trades	—	—	—	—	—	—	—
Exchange-traded products:
Interest rate futures	191,196	77,232	1,687	270,115	—	—	—
Purchased interest rate options	129,935	36,299	—	166,234	122	—	122
Written interest rate options	106,545	32,623	—	139,168	—	(87)	(87)

Sub-total	€4,866,048	€5,160,053	€4,110,512	€14,136,613	€193,408	€(185,670)	€7,738

Currency-related transactions:
OTC products:
Forward exchange trades	€600,239	€32,811	€1,812	€634,862	€16,910	€(18,696)	€(1,786)
Cross currency swaps	734,874	228,535	135,950	1,099,359	30,187	(27,199)	2,988
Purchased foreign currency options	169,231	18,517	3,530	191,278	5,668	—	5,668
Written foreign currency options	171,650	21,207	1,909	194,766	—	(5,734)	(5,734)
Exchange-traded products:
Foreign currency futures	6,154	8	—	6,162	—	—	—
Purchased foreign currency options	1,729	160	—	1,889	22	—	22
Written foreign currency options	1,945	160	—	2,105	—	(29)	(29)

Sub-total	€1,685,822	€301,398	€143,201	€2,130,421	€52,787	€(51,658)	€1,129

Equity/index-related transactions:
OTC products:
Equity Forward	€—	€72	€5	€77	€12	€—	€12
Equity/index swaps	37,965	35,474	5,151	78,590	2,930	(5,561)	(2,631)
Purchased equity/index options	42,929	46,368	9,685	98,982	12,168	—	12,168
Written equity/index options	41,237	67,988	11,779	121,004	—	(12,989)	(12,989)
Credit Derivatives	35,219	231,779	86,214	353,212	6,724	(9,498)	(2,774)
Exchange-traded products:
Equity/index futures	34,597	255	—	34,852	—	—	—
Equity/index purchased options	31,742	21,306	1,775	54,823	4,854	—	4,854
Equity/index written options	32,213	22,736	1,035	55,984	—	(4,241)	(4,241)

Sub-total	€255,902	€425,978	€115,644	€797,524	€26,688	€(32,289)	€(5,601)

Other transactions:
OTC products:
Precious metal trades	€21,914	€26,484	€5,231	€53,629	€3,452	€(2,892)	€560
Nonprecious metal trades	29,929	11,440	436	41,805	6,516	(5,567)	949
Exchange-traded products:
Futures	1,632	759	49	2,440	—	—	—
Purchased options	2,821	1,022	1	3,844	272	—	272
Written options	2,983	1,063	1	4,047	—	(241)	(241)

Sub-total	€59,279	€40,768	€5,718	€105,765	€10,240	€(8,700)	€1,540

Total OTC business	€6,323,559	€5,734,574	€4,370,527	€16,428,660	€277,853	€(273,719)	€4,134

Total exchange-traded business	€543,492	€193,623	€4,548	€741,663	€5,270	€(4,598)	€672

Total	€6,867,051	€5,928,197	€4,375,075	€17,170,323	€283,123	€(278,317)	€4,806

Positive market values after netting agreements					€65,653

      To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts the agreement covers upon the counterparty’s default, resulting in one single net claim against the counterparty (called “close-out netting”). In addition, we also enter into “payment netting” agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

      For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to enhance our risk management capacity. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral is enforceable we reflect this in our exposure measurement.

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

Country Risk

      We manage country risk through a number of risk measures and limits, the most important being:

•	Total Counterparty Exposure. We set limits on our aggregate credit exposure to counterparties that we view as being at risk if economic or political events occur, and which could lead to widespread credit defaults in a particular country (a “country risk event”).

We include all credit extended to counterparties domiciled in that country (including non-guaranteed subsidiaries of foreign entities). We also include credit extended to offshore subsidiaries of those local clients.

•	Transfer Risk Exposure. Arises where we extend credit from one of our offices in one country to a counterparty in a different country. We define the transfer risk component of such credit risk as arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a “transfer risk event”).

•	For internal risk management purposes, transfer risk includes credit we have extended to our own international branches and subsidiaries, although for this disclosure we have not included these transactions.

•	Highly-Stressed Event Risk Scenarios. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings

      Our country risk ratings represent a key tool in our management of country risk. In 2003, we replaced the country credit risk rating with sovereign foreign and local currency ratings. Our ratings now include:

•	Sovereign Ratings. They estimate the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.

•	Transfer Risk Rating. An estimate of the probability of a transfer risk event (usually as part of a country risk event).

•	Event Risk Rating. For further details see “— Market Risk” below.

      Our ratings are established by an independent country risk research function within our Credit Risk Management department.

      All sovereign ratings and transfer risk ratings are reviewed, and revised or reaffirmed, at least annually by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries in which we conduct business. Ratings for countries that we view as particularly volatile, as well as all event risk scenario ratings, are subject to continuous review.

      We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

      We manage our exposure to country risk through a framework of limits. We set country limits for all Emerging Markets countries as defined below. They include limits on total counterparty exposure, transfer risk exposure, and event risk scenario risk. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

      We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on transfer risk.

      The bank specifically monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. In connection with this strategy, our Credit Risk Management department focuses particularly on our total counterparty exposure to Emerging Markets countries and regularly provides reports to our Group Credit Policy Committee.

Country Risk Exposure

      The following charts show the development of total Emerging Markets counterparty exposure (net of collateral), and the utilized Emerging Markets transfer risk exposure (net of collateral) by region.

      On December 31, 2003, our utilized transfer risk exposure to Emerging Markets (net of collateral) amounted to € 4.9 billion, down from € 6.4 billion on December 31, 2002 and € 7.6 billion on December 31, 2001.

      For a review of our cross border outstandings calculated in accordance with the rules of the Securities and Exchange Commission see “—Foreign Outstandings” in our supplemental financial information.

Measuring our Default and Transfer Risk Exposures

      We measure our exposure to default and transfer risk using expected loss and economic capital calculations. We base our expected loss and economic capital calculations on that part of our total credit exposure that we feel is exposed to default and transfer risk. We exclude exposures that we treat as subject to risks other than default and transfer risk (e.g., exposure for which we assign economic capital under market risk policies).

      The following table shows our default and transfer risk exposure, and expected loss and economic capital, by Group Division, as we calculate it for expected loss and economic capital purposes.

	As of December 31, 2003

	Corporate	Private
	and	Clients and
	Investment	Asset		Total
	Bank	Management	Other(1)	Group

	(in € millions)

Loans	€74,197	€71,182	€2,848	€148,227
OTC derivatives	60,376	95	—	60,471
Contingent liabilities	22,226	3,841	470	26,537
Irrevocable loan commitments	82,671	5,943	270	88,884
Repurchase and reverse repurchase agreements and securities lending and borrowing	8,981	1	—	8,982
Interest-earning deposits with banks	14,475	137	38	14,650

Total credit exposure(2)	€262,926	€81,199	€3,626	€347,751

Expected loss(2)	€574	€264	€4	€842
Economic capital usage for default and transfer risk(2)	€5,600	€1,146	€37	€6,783

(1)	Primarily relates to the Corporate Investments Group Division.

(2)	Excludes tradable assets.

Credit Loss Experience and Allowance for Loan Losses

      We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with credit risk management. The components of this allowance are:

•	Specific Loss Component: Allowances we maintain to cover the default risk of specific exposures.

•	Inherent Loss Component:

•	Country Risk Allowance: Allowances we maintain to cover credit losses inherent in our pool of cross border loans to borrowers located in certain countries solely as a result of transfer risks.

•	Smaller-Balance Standardized Homogeneous Loan Loss Allowance: Allowances we maintain at a portfolio level to cover credit losses inherent in these types of loans.

•	Other Inherent Loss Allowance: Allowances we maintain as an estimate of credit losses that we have not otherwise identified.

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

      We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

Inherent Loss Component

      The inherent loss component relates to all other loans we do not individually provide for, but which we believe to have incurred some inherent loss on a portfolio basis.

Country Risk Allowance

      We establish a country risk allowance for loan exposures in countries where we have serious doubts about the ability of our counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective countries of domicile, that is, for transfer risks. We determine the percentage rates for our country risk allowance on the basis of a comprehensive matrix that encompasses both historical loss experience and market data, such as economic, political and other relevant factors affecting a country’s financial condition. In making our decision, we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

Smaller-Balance Standardized Homogeneous Loan Loss Allowance

      Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in current and performing loans, as well as in delinquent and nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

Other Inherent Loss Allowance

      This component of the allowance represents an estimate of our inherent losses resulting from the imprecisions and uncertainties in determining credit losses. This estimate of inherent losses excludes those exposures we have already considered in the specific loss component as described above or considered when establishing our allowance for smaller-balance standardized homogeneous loans. We have historically used a ratio of an entity’s historical average losses (net of recoveries) to the historical average of its loan exposures, the result of which we applied to our corresponding period end loan exposures and adjusted the result for relevant environmental factors. As a consequence of our improved risk management processes and capabilities, in 2002 we refined the measure for calculating our other inherent loss allowance. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience. The new measurement incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above. Therefore, the new measurement considers, among other factors, our internal rating information which results in a better reflection of the current economic situation and consequently provides better guidance for losses inherent in the portfolio that have not yet been individually identified.

Charge-off Policy

      We take charge-offs based on credit risk management’s assessment when we determine that the loans are non-collectable. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.

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

Problem Loans

      Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. As of December 31, 2003 all loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans. Additionally, as of December 31, 2003, we have other interest-bearing assets that are nonperforming derived from a distressed loan portfolio held for sale in Asia amounting to € 126 million. However, these are not included in our total problem loans.

      The following table presents the components of our 2003 and 2002 problem loans:

	At December 31,

	2003				2002

		Nonperforming			Nonperforming
	Impaired	Homogeneous		Impaired	Homogeneous
	Loans(1)	Loans	Total	Loans(1)	Loans	Total

	(in € millions)
Nonaccrual loans	€4,980	€1,062	€6,042	€8,497	€1,601	€10,098
Loans 90 days or more past due and still accruing	74	306	380	233	276	509
Troubled debt restructurings	201	—	201	192	—	192

Total problem loans	€5,255	€1,368	€6,623	€8,922	€1,877	€10,799

(1)	Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

     The decrease in our total problem loans in 2003 is due to € 1.9 billion of gross charge-offs, a € 0.2 billion reduction due to deconsolidations, a € 0.5 billion reduction as a result of exchange rate movements and a € 1.6 billion net reduction of problem loans. The overall decrease in problem loans includes effects from refinements of processes and procedures relating to the smaller-balance standardized homogeneous portfolio in the third quarter 2003, namely € 460 million reduction in nonperforming smaller-balance standardized homogeneous loans less than 90 days past due and € 240 million charge-offs. Included in the € 1.4 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2003, are € 1.3 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

      The following table illustrates our total problem loans based on the domicile of our counterparty (within or outside Germany) for the last five years.

	As of December 31,

	2003	2002	2001		2000	1999

	(in € millions)
Nonaccrual loans:
German	€3,448	€4,587	€6,538		€3,730	€3,899
Non-German	2,594	5,511	4,990		2,824	2,104

Total nonaccrual loans	€6,042	€10,098	€11,528	(1)	€6,554	€6,003

Loans 90 days or more past due and still accruing:
German	€335	€439	€658		€1,028	€985
Non-German	45	70	189		470	1,275

Total loans 90 days or more past due and still accruing	€380	€509	€847		€1,498	€2,260

Troubled debt restructurings:
German	€20	€38	€57		€14	€242
Non-German	181	154	222		141	154

Total troubled debt restructurings	€201	€192	€279		€155	€396

(1)	Total nonaccrual loans for 2001 includes approximately € 3.4 billion of impaired loans that were classified as potential problem loans in 2000.

Nonaccrual Loans

      We place a loan on nonaccrual status if either:

•	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or

•	the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreement.

      When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management’s judgment as to collectability of principal.

      As of December 31, 2003, our nonaccrual loans totaled € 6.0 billion, a net decrease of € 4.1 billion, or 40%, from 2002. The net decrease in nonaccrual loans is due to charge-offs, deconsolidations, exchange rate movements, refinements in processes and procedures, net exposure reductions and improved credit quality.

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

      In 2003, our 90 days or more past due and still accruing interest loans totaled € 380 million, a net decrease of € 129 million, or 25% to 2002. This decrease is mainly due to the placing of loans on nonaccrual status.

      In 2002, our 90 days or more past due and still accruing interest loans decreased by € 338 million, or 40% to € 509 million. This decrease is mainly due to deconsolidations (€ 217 million), the placing of loans on nonaccrual status and charge-offs.

Troubled Debt Restructurings

      Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position. We may restructure these loans in one or more of the following ways:

•	Reducing the stated interest rate for the remaining portion of the original life of the debt;

•	Extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile;

•	Reducing the face amount or maturity amount of the debt; and

•	Reducing the accrued interest on the debt.

      If a borrower performs satisfactorily for one year under a restructured loan involving a modification of terms, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. These loans are not included in the reported troubled debt restructurings amounts.

      The volume of troubled debt restructurings is materially unchanged from that of December 31, 2002.

      Our troubled debt restructurings totaled € 192 million as of December 31, 2002, a decrease of 31% from 2001. The decrease in our troubled debt restructurings is mainly due to exposure reductions and loans now classified as nonaccrual.

      The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2003 if those loans had been current in accordance with their original terms and had been outstanding throughout 2003 or since their origination, if we only held them for part of 2003. It also shows the amount of interest income on those loans that was included in net income for 2003. On the nonperforming other interest bearing assets we experienced a reduction of interest revenue of € 21 million.

Year ended
December 31, 2003

(in € millions)

German loans:
Gross amount of interest that would have been recorded at original rate	€155
Less interest, net of reversals, recognized in interest revenue	68

Reduction of interest revenue	87

Non-German loans:
Gross amount of interest that would have been recorded at original rate	162
Less interest, net of reversals, recognized in interest revenue	17

Reduction of interest revenue	145

Total reduction of interest revenue	€232

Allowance for Loan Losses

      The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

	As of December 31,

	2003		2002		2001		2000		1999

	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

	(in € millions, except percentages)

German:
Specific loan loss allowance:
Banks and insurance	€38	3%	€37	1%	€7	3%	€67	4%	€6	2%
Manufacturing	338	6	317	5	427	5	668	5	707	5
Households (excluding mortgages)	68	10	121	8	102	5	110	5	64	5
Households-mortgages	17	17	5	15	73	13	58	12	171	13
Public sector	—	1	—	1	—	8	—	8	—	8
Wholesale and retail trade	154	3	130	3	187	2	359	3	407	4
Commercial real estate activities	350	8	287	9	643	11	773	9	689	9
Other	378	9	479	9	606	9	840	11	990	13

Specific German total	1,343		1,376		2,045		2,875		3,034
Inherent loss allowance	472		495		1,098		1,395		1,435

German total	1,815	57	1,871	51	3,143	56	4,270	57	4,469	59

Non-German:
Specific loan loss allowance	1,128		1,768		1,675		1,702		1,575

Inherent loss allowance	338		678		767		773		1,237

Non-German total	1,466	43	2,446	49	2,442	44	2,475	43	2,812	41

Total allowance for loan losses	€3,281	100%	€4,317	100%	€5,585	100%	€6,745	100%	€7,281	100%

Total specific allowance	€2,471		€3,144		€3,720		€4,577		€4,609
Total inherent loss allowance	810		1,173		1,865		2,168		2,672

Total allowance for loan losses	€3,281		€4,317		€5,585		€6,745		€7,281

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

      The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

	Year ended December 31,

	2003	2002	2001	2000	1999

	(in € millions, except percentages)

Allowance at beginning of year	€4,317	€5,585	€6,745	€7,281	€6,516
Charge-offs:
German:
Banks and insurance	3	8	7	13	5
Manufacturing	57	196	280	123	127
Households (excluding mortgages)	169	400	214	37	41
Households-mortgages	30	45	27	39	48
Public sector	—	—	—	—	—
Wholesale and retail trade	41	140	192	60	81
Commercial real estate activities	59	127	209	148	158
Lease financing	—	—	1	3	2
Other	217	567	426	220	147

Total German	576	1,483	1,356	643	609
Non-German:
Excluding lease financing	1,318	1,244	697	652	215
Lease financing only	—	1	2	1	15

Total Non-German	1,318	1,245	699	653	230

Total charge-offs	1,894	2,728	2,055	1,296	839
Recoveries:
German:
Banks and insurance	—	—	—	—	1
Manufacturing	7	4	4	10	8
Households (excluding mortgages)	48	24	15	3	2
Households-mortgages	—	2	2	—	—
Public sector	—	—	—	—	—
Wholesale and retail trade	6	3	1	—	—
Commercial real estate activities	2	3	—	3	5
Lease financing	—	—	—	—	—
Other	36	42	11	35	5

Total German	99	78	33	51	21
Non-German:
Excluding lease financing	67	34	34	24	23
Lease financing only	1	—	—	—	6

Total Non-German	68	34	34	24	29

Total recoveries	167	112	67	75	50

Net charge-offs	1,727	2,616	1,988	1,221	789
Provision for loan losses	1,113	2,091	1,024	478	725
Other changes (currency translation and allowance related to acquisitions/ divestitures)	(422)	(743)	(196)	207	829

Allowance at end of year	€3,281	€4,317	€5,585	€6,745	€7,281

Percentage of total net charge-offs to average loans for the year	1.04%	1.15%	0.71%	0.39%	0.31%

      The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2003, 45% of our total allowance was attributable to international clients.

	Year ended December 31,

	2003	2002	2001	2000	1999

	(in € millions)

Allowance at beginning of year	€2,446	€2,441	€2,475	€2,812	€1,918
Net charge-offs:
Charge-offs	1,318	1,245	699	653	230
Recoveries	68	34	34	24	29

Net charge-offs	1,250	1,211	665	629	201
Provision for loan losses	590	1,500	710	219	296
Other changes (currency translation and allowance related to acquisitions/ divestitures)	(320)	(284)	(79)	73	799

Allowance at end of year	€1,466	€2,446	€2,441	€2,475	€2,812

      Our allowance for loan losses as of December 31, 2003 was € 3.3 billion, 24% lower than the € 4.3 billion at the end of 2002. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions. This is as a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. Also, € 422 million of the overall reduction in our allowance for loan losses can be attributed both to exchange rate movements and to deconsolidations.

      Our gross charge-offs amounted to € 1.9 billion in 2003, a decrease of € 834 million, or 31%, from 2002 charge-offs. Of the charge-offs for 2003, € 1.3 billion were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 579 million were related to our consumer credit exposure.

      Our provision for loan losses in 2003 was € 1.1 billion, a decrease of 47% from the prior year, reflecting the overall improved credit quality of our corporate loan book as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.

      Our specific loan loss allowance was € 2.5 billion as of December 31, 2003, a decrease of € 673 million, or a 21% reduction from 2002. The change in our allowance includes a net specific loan loss provision of € 918 million, 70% of which related to non-German clients. The provision was 53% lower than the previous year and was more than offset by net charge-offs of € 1.2 billion. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses. Consequently, the net reduction in our specific loan loss allowance for 2003 is also principally due to charge-offs exceeding our net provisions. This is a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. The overall reduction in our allowance for loan losses can also be attributed to exchange rate movements and to deconsolidations.

      Our inherent loan loss allowance totaled € 810 million as of December 31, 2003, a decrease of € 363 million, or 31%, from the level at the end of 2002. A major driver of the net reduction was € 506 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, which included € 240 million due to refinements of processes and procedures. The change also reflected a net provision for smaller-balance standardized homogeneous loans of € 308 million. Furthermore, in 2003 we recorded a net reduction of € 158 million in our other inherent loss allowance due to the ongoing reduction of our corporate loan exposure, including loan sales and deconsolidations, as well as the overall improved credit quality of our corporate loan book and effects from currency translations.

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

      Our inherent loan loss allowance totaled € 1.2 billion as of December 31, 2002, a decrease of € 692 million, or 37%, from the level at the end of 2001. A major driver of the net reduction was € 716 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, partially offset by a net provision for smaller-balance standardized homogeneous exposures of € 179 million. The volume of charge-offs in the smaller-balance standardized homogeneous portfolio in 2002 was affected by the establishment of days-past-due thresholds at which certain smaller-balance standardized homogeneous loan types are completely charged-off.

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

      Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114% from the prior year. This amount was comprised of both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.

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

      Our charge-offs increased to € 1.3 billion in 2000, a € 457 million, or 54%, increase over 1999 charge-offs. Of this increase, € 423 million was exclusively attributable to our non-German customers. Approximately 70%, or € 296 million, of this increase was due to charge-offs related to Russia and Iraq. We also had € 34 million of charge-offs for our German clients in the medium-sized corporate portfolio. Approximately 60% of the charge-offs captured in the German-Other category related to a single medium-sized German corporate customer in the construction industry.

      Our total provision for loan losses in 2000 was € 478 million, a decline of 34% from the prior year. This balance was composed of net new specific loan loss provisions and a release of our inherent loss provision. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non-German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13% less in 2000 than the prior year due in large part to provisions we took in 1999 with respect to a significant exposure to a single German borrower in the real estate industry.

      Our inherent loss allowance totaled € 2.2 billion as of December 31, 2000, a 19% drop from the level at the end of 1999. This decline reflected the effect of the € 296 million of charge-offs described above and country provision releases totaling € 154 million. Of the € 154 million country provision releases, € 88 million was due to reduced exposure (mainly in Brazil and Turkey), € 34 million was due to a net reduction in provisioning rates applied to individual countries, and the remaining amount related to other changes, primarily foreign exchange. In addition to a small increase in our allowances on the smaller-balance standardized homogeneous loan portfolio, we released a net € 98 million from our other inherent loss allowance in 2000 due to two legal entities: EUROHYPO AG and Bankers Trust. Each of these entities had a decrease in its loss factors in 2000 because of a decline in its historical average charge-offs and an increase in its average loan exposures.

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

      Our total charge-offs increased 13% during 1999 to € 839 million. This increase was primarily attributable to the German domestic portfolio. Approximately 30% of the German-Other charge-off was related to the construction industry.

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

      The following table presents an analysis of the changes in our allowance for credit losses on lending related commitments.

	Year ended
	December 31,

	2003	2002	2001

	(in € millions)
Allowance at beginning of year	€485	€496	€453
Provision for credit losses	(50)	17	(30)
Net charge-offs	—	—	(22)
Other changes (currency translation and allowance related to acquisitions/ divestitures)	(19)	(28)	95

Allowance at end of year	€416	€485	€496

Settlement Risk

      Our extensive trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

      For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

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

Market Risk

      Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

•	Interest rate risk (including specific risk as well as general risk, as described below);

•	Equity price risk (including specific risk as well as general risk, as described below);

•	Foreign exchange risk; and

•	Commodity price risk.

Market Risk Management Framework

      We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in interest rate, equity, foreign exchange, and commodity derivatives.

      We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe all our market risks, both in trading and nontrading portfolios. Value-at-risk is also a common metric used in the management of our trading risks.

      Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our internally independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

      Our market risk disclosures for the trading businesses are based on German banking regulations, which permit banks to calculate market risk capital using their own internal models. In October 1998, the German Banking Supervisory Authority (now the German Federal Financial Supervisory Authority) approved our internal market risk models for calculating market risk capital for our general market risk and issuer-specific risk. It confirmed its approval in 2000 and the approval was renewed in 2002. We use our internal value-at-risk model, which we describe below, to calculate the market risk component of our regulatory capital.

      Our value-at-risk disclosure is intended to ensure the consistency of market risk reporting for internal risk management, for regulatory purposes and for external disclosure. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 73 million throughout the year 2003 (with a 99% confidence level, as we describe below, and a one-day holding period). The value-at-risk limit for our consolidated Group trading positions was € 77 million throughout the year 2003.

Differences in Market Risk Reporting between German Banking Regulations and U.S. GAAP

      There are two significant areas where our determination of which assets are trading assets and which are nontrading assets differ under German banking regulations and U.S. GAAP.

      First, material differences in the classification of assets as trading assets occur in some of our business units, which are considered to be trading units for regulatory and internal risk management reporting. In these units we have assets that are included in the value-at-risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of money market loans and tradable loans and are primarily assigned to our Global Markets and Global Corporate Finance business divisions. At year-end 2003, € 1.7 billion of loans were classified as trading assets for regulatory reporting compared with € 3.9 billion at year-end 2002. The decrease was due to smaller loan volumes in some of our business areas out of which the most significant reduction related to our money market business activities.

      Second, we have differences due to the application of hedge accounting. At December 31, 2003 the fair value of derivatives that were classified as nontrading assets for regulatory reporting but which were reported as non-qualifying hedges under U.S. GAAP amounted to € 1.0 billion in assets and € 1.3 billion in liabilities.

      In addition, we exclude from our value-at-risk figures the foreign exchange risk arising from currency positions that German regulation permits us to exclude from currency risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as shares in affiliated companies that we record in foreign currency and value at historical cost— all of which we refer to as structural currency positions. This approach is in accordance with German banking regulations and has the consent of the German Federal Financial Supervisory Authority. These holdings had a total book value of € 11.8 billion on December 31, 2003. Of this amount, 69% was denominated in U.S. dollars, 14% in pounds sterling, and 7% in Japanese yen. The remainder was distributed among various other currencies.

      Also, we do not consolidate for German regulatory reporting purposes companies that are not credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include primarily our insurance companies and certain investment companies. These companies manage their market risks themselves (pursuant to the regulations applicable to these companies’ risk management activities) and we do not include them in this market risk management disclosure. At December 31, 2003 these companies held € 10.9 billion of nontrading assets, while the amount of trading assets held was not material.

Value-at-Risk Analysis

      We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions.

      For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our actual daily trading results.

      Since January 1, 1999 we have calculated value-at-risk for both internal and external reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting purposes, we use a holding period of one day. For regulatory reporting purposes, the holding period is ten days, i.e. if the portfolio is held without change for ten days there is a 1% chance that the portfolio’s market value would decline by an amount greater than the value-at-risk figure.

      We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and nonlinear effects of the risk factors on the portfolio value. In our model, the nonlinear effects capture risks specific to derivatives. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. Since 2002, we have used an aggregation approach based on full correlation among the various risk classes.

      The value-at-risk for interest rate and equity price risks consists of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes. When aggregating general and specific risks, we assume that there is zero correlation between them.

      We calculate value-at-risk using Monte Carlo simulations. A Monte Carlo simulation is a model that calculates profit or loss for a transaction for a large number (such as 10,000) of different market scenarios, which are generated by assuming a joint (log-) normal distribution of market prices based on the observed statistical behavior of the simulated risk factors in the last 261 trading days. However, we still use a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses. In the variance-covariance method, we derive the estimate of the potential change in market prices from the variance-covariance matrix of the risk factors under consideration. Multiplying this matrix by the proper portfolio sensitivities yields the change in the portfolio value for price movements of one standard deviation which we scale with a factor of 2.33 in order to obtain a result for a 99% confidence level.

Back-Testing

      We use back-testing on our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates we had forecast using the value-at-risk model.

      A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk models, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital

      While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk models.

      The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We take the worst predicted losses resulting from applying these scenarios to the various portfolios as the economic capital for those businesses. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

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

      Our stress test scenarios include:

•	Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.

•	Emerging Markets’ risks, including equity price declines, strong interest rate movements and currency devaluations.

•	Credit spread risks for bonds and traded loans of both industrialized and Emerging Markets countries.

•	Underwriting risks in debt and equity capital markets.

      We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). These calculations are performed weekly.

      In 2003 we implemented a refined aggregation process for trading market risk in order to better reflect correlations among market risk factors in stressed market conditions. Based on this refined aggregation, our economic capital usage for market risk arising from the trading units totaled € 1.0 billion on December 31, 2003 and € 0.8 billion on December 31, 2002, compared with € 0.9 billion for year-end 2002 based on our previous aggregation process.

Limitations of Our Proprietary Risk Models

      Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

      Our stress testing results and economic capital estimations are limited by the obvious fact that our stress tests are necessarily limited in number and not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case losses, with the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

      Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

•	The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.

•	The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

•	The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.

•	The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

•	We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.

•	Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

      We believe that the aggregate value-at-risk estimates for our consolidated Group as a whole stand up well against our back-testing procedures (as measured by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

      The following table shows the value-at-risk of our trading units in 2003 and 2002. The minimum and maximum value-at-risk amounts show the bands within which the values fluctuated during the periods specified. We calculate the value-at-risk with a holding period of one day and a confidence level of 99%. “Diversification effect” refers to the effect that the total value-at-risk on a given day is lower than the sum of the values-at-risk relating to the individual risk factors. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

									Foreign
			Diversification		Interest Rate		Equity Price		Exchange		Commodity
	Total		Effect		Risk		Risk		Risk		Price Risk

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	(in € millions)
Average	€48.44	€42.38	€33.48	€30.90	€45.86	€35.63	€21.94	€24.28	€7.71	€8.02	€6.41	€5.35
Maximum	72.13	88.86	57.35	47.54	64.07	58.48	37.01	89.26	17.48	29.25	16.70	8.66
Minimum	32.27	29.36	21.89	21.17	27.62	24.67	12.97	13.43	3.17	2.64	3.33	2.28
Year-end	60.01	32.94	33.84	22.50	52.64	29.12	27.28	13.75	6.82	6.84	7.11	5.73

      The following graphs show the daily aggregate value-at-risk of our trading units in 2003 and 2002, including diversification effects.

      Our trading value-at-risk increased over the year from an average of € 37.3 million in the first quarter of 2003 to € 62.6 million in the fourth quarter of 2003. Having remained below € 55.0 million in the first half of the year, our trading value-at-risk rose above this level in the third quarter of 2003 as correlations changed between equity markets and interest rate markets and both Global Markets and Global Equities Business Divisions increased positions.

      The following histograms show the distribution of actual daily income of our trading units in 2003 and 2002. The histograms indicate, for each year, the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The trading units achieved a positive income for over 96% of the trading days in both 2003 and 2002. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

Daily Income of Trading Units in 2002 (in € millions)

*	99th percentile of daily income distribution.

**	Average value-at-risk (confidence level 99%; one-day holding period).

     The comparison of the distribution of our trading units’ actual daily income with the average value-at-risk enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram for 2003 shows that the actual distribution of our trading units’ income produces a 99th percentile of only € 45.7 million below the average daily income level of € 36.6 million, which is less than the average value-at-risk estimate of € 48.4 million.

      The value-at-risk and actual incomes of the trading units throughout the year are shown in the following graph.

Income of Trading Units and Value-at-Risk in 2003 (in € millions)

The upper line represents income of trading units.

The lower line represents value-at-risk.

     There was no hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole in 2003 and one hypothetical loss exceeding the value-at-risk in 2002. This is below the expected two to three outliers a year that a 99% confidence level value-at-risk model ought to predict, showing that our risk estimates are slightly conservative.

Market Risk in Our Nontrading Portfolios

      These risks, the biggest of which is equity price risk, constitute the largest portion of the market risks of our consolidated Group. We do not use value-at-risk as the primary metric for our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing. Instead we assess the risk of these portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of economic capital estimates needed to support the portfolios using a methodology which is consistent with that used for the trading risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks that range from 28% to 96%, depending on the individual asset.

      Our economic capital estimates, which reflect the sensitivity of the value of our assets to very severe stresses, enable us to apply a constant and uniform measure across all of our nontrading portfolios and thereby actively monitor and manage the risks. See also “—Risk Management Tools-Economic Capital” and “—Market Risk-Stress Testing and Economic Capital.” The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Finance business line within our Corporate and Investment Bank Group Division and is managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

      There are nontrading market risks held and managed in our Corporate and Investment Bank Group Division, our Private Clients and Asset Management Group Division and our Corporate Investments Group Division. On December 31, 2003, our total economic capital usage for all corporate investments and alternative assets was € 4.9 billion, which included € 1.3 billion for private equity, € 1.3 billion for industrial holdings and € 0.6 billion for real estate investments. This compares with a total economic capital usage of € 8.3 billion at December 31, 2002. In the total economic capital figures for year-end 2003 and 2002, no diversification benefits between the different asset categories (e.g., between private equity, industrial holdings, real estate, etc.) are taken into account.

      The nontrading market risks in our Corporate Investments Group Division remain by far the biggest in the Group and are mainly incurred through industrial holdings and various legacy funds and equity investments. Our Private Clients and Asset Management Group Division primarily incurs nontrading market risk through its proprietary investments in mutual funds, hedge funds and real estate, which support the client asset management businesses. In our Corporate and Investment Bank Group Division the most significant parts of the nontrading market risks arise from strategic investments, hedge funds and other investments.

      The total market value of our consolidated Group’s nontrading equity investments under U.S. GAAP consisted of € 7.8 billion of equity securities available for sale (including the industrial holdings, the largest of which are shown in the table below) at December 31, 2003 and € 8.0 billion at year-end 2002. In addition, other investments held at equity totaled € 6.0 billion at both December 31, 2003 and December 31, 2002 and the book value of our other investments not held at equity totaled € 2.6 billion at December 31, 2003 compared to € 4.7 billion at year-end 2002. For further information on our other investments, in particular our investments held at equity, see note 6 to the consolidated financial statements.

      The asset and liability positions of some subsidiaries, including Deutsche Bank Privat- und Geschäftskunden AG and Deutsche Bank International Limited give rise to some nontrading market risks, resulting in a small amount of interest rate risk that is not transferred to the Corporate and Investment Bank Group Division as described above, but the residual risk on the subsidiaries is a small portion of the total.

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

      Group Corporate Investments/ Alternative Assets Committee. To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/ Alternative Assets Committee (which a member of our Board of Managing Directors chairs), supervises all of our alternative assets investment activities. The Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and Alternative Assets and is a member of the Group Corporate Investments/ Alternative Assets Committee.

      The Group Corporate Investments/ Alternative Assets Committee defines investment strategies, determines risk-adjusted return requirements, sets limits for investment asset classes, allocates economic capital among the various alternative assets units and approves policies, procedures and methodologies for managing alternative assets risk. The Group Corporate Investments/ Alternative Assets Committee receives monthly portfolio reports showing performance, estimated market values, economic capital derived from stress tests and risk profiles of the investments. The committee also oversees the portfolio of industrial holdings and other strategic investments in entities held in our Corporate Investments Group

Division. The Group Corporate Investments/ Alternative Assets Committee has established dedicated investment commitment committees for each alternative asset category.

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

      As of December 31, 2003 the book value of our alternative assets investment portfolio amounted to € 4.3 billion compared with € 9.7 billion as of December 31, 2002. It consisted of € 2.0 billion of private equity investments, € 2.0 billion of real estate investments and € 0.3 billion of hedge fund investments.

      The portfolio is dominated by the private equity and real estate investments, which totaled € 4.0 billion as of December 31, 2003 (at the end of 2002 the book value of our private equity and real estate investments was € 9.3 billion). They were primarily invested in Western Europe (58%) and North America (33%). In terms of industrial sectors we believe the majority of the private equity portfolio is well diversified. € 1.6 billion of the € 2.0 billion private equity investments were held in funds managed by external managers.

      On December 31, 2003, our (undiversified) economic capital usage for alternative assets under the aegis of the Group Corporate Investments/ Alternative Assets Committee (excluding industrial holdings) totaled € 2.0 billion compared with € 4.5 billion as of December 31, 2002.

      Management of Our Mutual Funds. Our mutual fund investments after hedges (held in the Private Clients and Asset Management Group Division) amounted to € 0.3 billion at December 31, 2003 compared to € 1.1 billion as of December 31, 2002. These investments support our broad asset management fund offerings to clients and are sometimes used to seed new funds. They were invested predominantly in securities and shares of Western European issuers and across a broad mix of industries (including governments). Our economic capital usage for the risk arising from these holdings was € 34 million.

      Management of Our Industrial Holdings. DB Investor is responsible for administering and restructuring our industrial holdings portfolio. However, Deutsche Bank AG holds some industrial holdings directly. DB Investor currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

      We deem equity investments in nonbanking enterprises to be significant if their market value exceeds € 150 million. The total percentages and market values of the significant nonbank holdings directly and/or indirectly attributable to us were as follows on December 31, 2003 and on December 31, 2002.

	As of December 31, 2003

		Share of	Market
	Country of	capital	value (in €
Name	domicile	in %	millions)

DaimlerChrysler AG	Germany	11.8	€4,445
Allianz AG	Germany	2.5	965
Linde AG	Germany	10.0	509

Total			€5,919

	As of December 31, 2002

		Share of	Market
	Country of	capital	value (in €
Name	domicile	in %	millions)

DaimlerChrysler AG	Germany	11.8	€3,403
Allianz AG	Germany	3.2	753
Linde AG	Germany	10.0	401
HeidelbergCement AG (previously Heidelberger Zement AG)	Germany	8.5	189

Total			€4,746

Liquidity Risk

      Liquidity risk management has been instrumental in maintaining a healthy funding profile during a year characterized by geopolitical tensions (e.g., the Iraq crisis) and by some market participants’ perceived view of a German banking crisis, the latter a particular concern to us.

Funding Matrix

      We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to create what we call the “Funding Matrix.” Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquids (assigned to the time bucket one year and under) and illiquids (assigned in equal installments to time buckets two to five years). We have modeled assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets accordingly. Wholesale banking products are bucketed based on their contractual maturities. We use the expected holding period to assign corporate investments to the Funding Matrix.

      The Funding Matrix shows the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a cumulative mismatch vector, which enables us to predict whether any excess or shortfall will grow, decline or switch over time. The Funding Matrix forms the basis for our annual capital market issuance plan, which upon approval of our Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument. Funding Matrix and issuance plan form the basis to determine the liquidity spread which is one component of the internal transfer price.

      The funding matrix indicates that we are structurally long funded.

Short-term Liquidity

      During 2003, we have extended the system that tracks net cash outflows from a horizon of eight weeks to eighteen months. This system allows management to assess our short-term liquidity position in any location, region and globally on a by-currency, by-product, and by-division basis. The system captures all of our cash flows, thereby including liquidity risks resulting from off-balance sheet transactions as well as from transactions on our balance sheet. We model products that have no specific contractual maturities using statistical analysis to capture the actual behavior of their cash flows. Our Board of Managing Directors, upon the recommendations of our Group Asset and Liability Committee, has set global and regional cash outflow limits for the liquidity exposures of the first eight weeks, which we monitor on a daily basis. During February 2003, these limits were reduced by up to 20% in light of potential disruptions in the cash markets as a result of geopolitical tensions and the perceived German banking crisis. Subsequently in September, after such concerns faded, limits were marginally increased again. These limit changes come after substantial reductions of between 15% and 25% in the summer of 2002, which were reflecting changes in supply and demand assumptions in light of credit rating reviews and backtesting results, and display the active use of our liquidity risk management framework.

Unsecured Funding

      Unsecured wholesale funding is a finite resource. Our Group Asset and Liability Committee has set limits to restrict utilization of unsecured wholesale funding. As with the cash outflow limits, the unsecured funding limits were adjusted during 2003 according to availability and business divisional demand.

Funding Diversification and Asset Liquidity

      Diversification of our funding profile in terms of investor types, regions, products and instruments is an important part of our liquidity policy. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets. The external unsecured funding numbers for 2002 have changed from last year’s report because funds under “Institutional Clearing Balances” had been previously netted against overdrafts and are now reported on a gross basis. Furthermore, the category “Capital Markets” has been extended by structured equity products, which had previously been reported on a net basis. Additionally, we now show Commercial Papers and Certificates of Deposits with an original maturity of more than one year, as well as structured deposits, which were previously included under “Bank Deposits” and “Other Non-Bank Deposits”, under “Capital Markets.”

External Unsecured Liabilities by Product

Total € 358 billion December 31, 2002
Total € 360 billion December 31, 2003

Small/Mid cap: refers to deposits by small and medium-sized German corporates.

CP-CD: refers to Commercial Paper-Certificates of Deposit.

     The above chart shows the composition of our external unsecured liabilities as of December 31, 2003 both in Euro billion and as a percentage of our total unsecured liabilities. Our total external unsecured liabilities amounted to € 360 billion on that date. The liability diversification report is a management information tool we use to actively manage our liability composition and it contains all relevant external unsecured liabilities.

      We track the volume and location within our consolidated inventory of unencumbered, liquid assets which we can use immediately to raise funds either in the repurchase agreement markets or by selling the assets. The securities inventory consists of a wide variety of liquid securities, which we can convert into cash even in times of market stress.

      The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. By holding these liquid assets, we also protect ourselves against unexpected liquidity squeezes resulting from customers drawing large amounts under committed credit facilities. In addition, we maintained a € 32.8 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Stress Testing and Scenario Analysis

      We employ stress testing and scenario analysis to evaluate the impact of sudden, unforeseen events with an unfavorable impact on the bank’s liquidity. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. They include internal scenarios such as operational risk, merger or acquisition, credit rating downgrade by 1 and 3 notches as well as external scenarios such as market risk, Emerging Markets, systemic shock and prolonged global recession. Additionally, we evaluate the liquidity impact of a crisis in the German banking sector. Under each of these scenarios we assume that all maturing assets will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired (funding gap). We then model the steps we would take to counterbalance the resulting net shortfall in funding needs such as selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure). This analysis is fully integrated within the existing liquidity framework. We take our contractual cash flows as a starting point, which enables us to track the cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset salability as described in the paragraph above complements the analysis. Our stress testing analysis provides guidance as to our ability to survive critical scenarios and would, if deficiencies were detected, cause us to make changes to our asset and liability structure. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2003. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event, whether the risk to our liquidity would be immediate and whether it would improve or worsen over time and how much liquidity we believe we would have been able to generate at the time to close the gap.

	Funding Gap		Gap Closure
Scenario	(in € millions)(1)	Liquidity Impact	(in € millions)(2)

Market Risk	2,946	Gradually increasing	95,361
Emerging Markets	11,056	Gradually increasing	97,065
Prolonged Global Recession	15,174	Gradually increasing	99,987
Systemic Shock	5,525	Immediate, Duration 2 weeks	95,361
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	11,028	Gradually increasing	95,361
Operational Risk	7,098	Immediate, Duration 2 weeks	95,361
Merger & Acquisition	32,428	Gradually increasing, Pay-out in week 6	95,361
DB downgrade to A2/P2 (short term) and A3/A- (long term)	38,399	Gradually increasing	96,948

(1)	Funding gap after assumed partially impaired rollover of liabilities. All assets are renewed.

(2)	Maximum liquidity generation based on counterbalancing and asset salability opportunities.

     With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors, rating agencies, and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and will strive to assist in creating an industry standard that is appropriate to evaluate and manage liquidity risk.

      In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the German Federal Financial Supervisory Authority. For a further description of these regulations, see “Item 4: Information on the Company— Regulation and Supervision— Regulation and Supervision in Germany— Principal Laws and Regulators— Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.

Operational Risk

      The banking industry, in close dialog with the Basel Committee on Banking Supervision, achieved further progress in 2003 in developing the new Regulatory Operational Risk Framework, although the discussions with the regulators concerning the capital and framework guidelines have not yet ended. On the basis of the regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk.

      The development of guidelines, standards, tools and methodologies to measure and protect against operational risk is a major challenge to the banking sector. This is especially true in view of the new capital adequacy regulations currently under discussion, which will come into force at the end of 2006 and which will impose a capital charge for operational risks. Moreover the regulators specify in their paper “Sound Practices for the Management and Supervision of Operational Risk” qualitative demands regarding a bank’s organization and risk management as well as quantitative directives for risk identification and risk measurement. We are working towards fulfilling these future requirements.

Managing Our Operational Risk

      We are implementing a framework for managing our operational risk on a global basis. A Group Operational Risk Management Policy defines roles and responsibilities for managing and reporting operational risk. Divisional standards supplement this Group policy. Responsibility for operational risk management essentially lies with our Business Divisions. We are implementing four different systems for the management of operational risks:

•	We perform operational risk “self-assessments” using our db-RiskMap tool. This results in a specific operational risk profile (high risk potential) for business lines, service functions and the Corporate Center. db-SAT complements the self-assessment approach. Focus is on business efficiency and improvement of controls.

•	We collect losses arising from operational risk events in our db-Incident Reporting System database.

•	We capture and monitor qualitative and quantitative risk indicators in our tool db-Score for transaction processing risk and information security risk.

•	We capture action points resulting from risk assessments or db-Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an on-going basis.

      These systems help to give an overview of our current operational risk profiles and to define risk management measures and priorities. We monitor the status of framework implementation in a scorecard, which forms the basis for quarterly review by the Group Operational Risk Committee. As an incentive to implement this framework, we grant certain deductions of the economic capital for operational risk to the Business Divisions. The calculation of economic capital for operational risk is based on a statistical model using internal and external loss data with certain top-down assumptions.

      The Chief Operational Risk Officer with Group-wide responsibility reports directly to our Group Chief Risk Officer. He is represented on the Group Risk Committee and is Chairman of the Group Operational Risk Committee. The latter committee, whose members include the divisional Operational Risk Officers and representatives of Service Functions and Corporate Center such as Audit, Controlling, Human Resources, Legal, Tax and Compliance, develops and implements our internal guidelines for managing operational risk. The Chief Operational Risk Officer is head of our Operational Risk Management, with responsibility to roll-out the Operational Risk framework, i.e. policy, tools, reporting. The Operational Risk Management functions of the Corporate Divisions are part of our independent Operational Risk Management function and report to the Chief Operational Risk Officer.

      We seek to minimize operational risk associated with our communication, information and settlement systems through the development of back-up systems and emergency plans. We engage in regular employee training, operating instructions and inspections to help limit operational defects or mistakes. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

      The table below shows the overall risk position of the Group as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk or the risk of our insurance companies. To determine our overall (nonregulatory) risk position, we aggregate the individual economic capital calculated for the various types of risk. This aggregation assumes that all the risk types are 100% correlated, i.e. it does not consider any diversification across risk types.

      On December 31, 2003, our economic capital usage totaled € 16.7 billion, which is € 5.8 billion or 26% below the € 22.4 billion economic capital usage as of December 31, 2002. The following table shows the year-end 2003 allocation of total economic capital among the risk types compared to the allocation at year-end 2002.

	Economic Capital Usage
	As of December 31,

	2003	2002

	(in € millions)
Credit Risk	€7,363	€8,942
Market Risk	5,912	9,057
Trading Market Risk(1)	972	765
Nontrading Market Risk(2)	4,940	8,292
Business Risk	1,117	1,978
Operational Risk	2,282	2,449

Total Economic Capital Usage	€16,674	€22,426

(1)	Trading market risk as shown in this table has been calculated using a refined aggregation process which we implemented in 2003 in order to better reflect correlations among market risk factors in stressed market conditions. Consequently, we have restated our trading market risk economic capital for December 31, 2002, which was previously reported as € 0.9 billion.

(2)	Nontrading market risk economic capital includes the risk related to our industrial holdings. For year-end 2002 an amount of € 2.0 billion has been included in the table, compared to € 1.3 billion for the year-end 2003.

     The reduction in credit risk economic capital primarily reflects the overall reduction in our lending-related credit exposures as well as the improved credit quality of our loan book. The reduction in market risk economic capital is mainly caused by decreases in risk from alternative assets investments, principally private equity and real estate investments, as well as lower risk from industrial holdings. The reduction in business risk economic capital reflects an improved market outlook and our increasing ability to adjust costs in a market downturn.

      The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology. In 2004, we plan to regularly calculate the diversification effects on economic capital across the credit and market risk categories. We estimate the diversification benefit across these categories as € 1.2 billion as of December 31, 2003, but this effect is not reflected in the table above. The diversification benefit across all risk types has not yet been calculated.

ITEM 12:     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required because this document is filed as an annual report.

PART II

ITEM 13:     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15:	CONTROLS AND PROCEDURES

      An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003.

      A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As such, disclosure controls and procedures or systems for internal control over financial reporting may not prevent all error and all fraud. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

      Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective as of December 31, 2003.

      There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A:     AUDIT COMMITTEE FINANCIAL EXPERT

      Our Supervisory Board has determined that the following members of its Audit Committee are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. rer.oec. Karl-Hermann Baumann, Dr. Rolf E. Breuer and Dr. Ulrich Cartellieri. For a description of the experience of such persons, please see “Item 6: Directors, Senior Management and Employees— Supervisory Board.”

ITEM 16B:     CODE OF ETHICS

      In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. (Reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only. The information found at this website is not incorporated by reference into this document). There have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

ITEM 16C:     PRINCIPAL ACCOUNTANT FEES AND SERVICES

      In accordance with German law, our principal accountants are appointed by our annual shareholders’ meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board’s recommendation on the selection of the principal accountants. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. On June 10, 2003, the annual shareholders’ meeting appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which has been our principal accounts for a number of years, as our principal accountants for the 2003 fiscal year.

      The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee Category	2003	2002

	(in € millions)
Audit Fees	€32	€30
Audit-Related Fees	12	24
Tax Fees	8	9
All Other Fees	1	4

Total Fees	€53	€67

      Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

      United States law and regulations in effect since May 6, 2003, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Controlling and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

      Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2003, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

PART III

ITEM 17:     FINANCIAL STATEMENTS.

      Not applicable.

ITEM 18:     FINANCIAL STATEMENTS

      See our consolidated financial statements beginning on page F-3, which we incorporate by reference into this document.

ITEM 19:     EXHIBITS

      We have filed the following documents as exhibits to this document.

Exhibit
Number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 1.1 to our report on Form 6-K, dated November 4, 2003, which is incorporated by reference herein.
2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
8.1	List of Subsidiaries.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
13.3	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 25, 2004

DEUTSCHE BANK AKTIENGESELLSCHAFT

/s/ DR. JOSEF ACKERMANN

Dr. Josef Ackermann
Spokesman of the Board of Managing Directors

/s/ DR. CLEMENS BÖRSIG

Dr. Clemens Börsig
Member of the Board of Managing Directors
Chief Financial Officer

DEUTSCHE BANK AKTIENGESELLSCHAFT

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board of
Deutsche Bank Aktiengesellschaft

      We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and Statement of Financial Accounting Standards No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” during 2003 and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main
March 9, 2004

DEUTSCHE BANK AKTIENGESELLSCHAFT

CONSOLIDATED STATEMENT OF INCOME
(€ in millions, except per share data)

	Year ended December 31,

	2003	2002	2001

Net interest revenues:
Interest revenues	€27,583	€35,781	€53,639
Interest expense	21,736	28,595	45,019

Net interest revenues	€5,847	€7,186	€8,620
Provision for loan losses	1,113	2,091	1,024

Net interest revenues after provision for loan losses	€4,734	€5,095	€7,596

Noninterest revenues:
Commissions and fees from fiduciary activities	3,273	3,926	3,537
Commissions, broker’s fees, markups on securities underwriting and other securities activities	3,564	4,319	4,557
Fees for other customer services	2,495	2,589	2,633
Insurance premiums	112	744	2,717
Trading revenues, net	5,611	4,024	6,031
Net gains on securities available for sale	20	3,523	1,516
Net loss from equity method investments	(422)	(887)	(365)
Other revenues	768	1,123	295

Total noninterest revenues	€15,421	€19,361	€20,921

Noninterest expenses:
Compensation and benefits	10,495	11,358	13,360
Net occupancy expense of premises	1,251	1,291	1,334
Furniture and equipment	193	230	357
IT costs	1,913	2,188	2,343
Agency and other professional service fees	724	761	1,080
Communication and data services	626	792	891
Policyholder benefits and claims	110	759	3,002
Other expenses	2,002	2,883	3,182
Goodwill impairment/amortization	114	62	871
Restructuring activities	(29)	583	294

Total noninterest expenses	€17,399	€20,907	€26,714

Income before income tax expense and cumulative effect of accounting changes	2,756	3,549	1,803
Income tax expense	1,327	372	434
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995

Income before cumulative effect of accounting changes, net of tax	€1,214	€360	€374

Cumulative effect of accounting changes, net of tax	151	37	(207)

Net income	€1,365	€397	€167

Earnings per common share:
Basic
Income before cumulative effect of accounting changes, net of tax	€2.17	€0.58	€0.60
Cumulative effect of accounting changes, net of tax	0.27	0.06	(0.33)

Net income	€2.44	€0.64	€0.27

Diluted
Income before cumulative effect of accounting changes, net of tax	€2.06	€0.57	€0.60
Cumulative effect of accounting changes, net of tax	0.25	0.06	(0.33)

Net income	€2.31	€0.63	€0.27

Cash dividends declared per common share	€1.30	€1.30	€1.30

The accompanying notes are an integral part of the Consolidated Financial Statements.

DEUTSCHE BANK AKTIENGESELLSCHAFT

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(€ in millions)

	Year ended
	December 31,

	2003	2002	2001

Net income	€1,365	€397	€167
Other comprehensive income (loss):
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Unrealized gains (losses) on securities available for sale and other:
Unrealized net gains (losses) arising during the year, net of tax and other(1)	1,619	(5,596)	(2,496)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other(2)	162	(3,527)	(1,423)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax(3)	(4)	2	(1)
Minimum pension liability, net of tax(4)	8	(8)	—
Foreign currency translation:
Unrealized net gains (losses) arising during the year, net of tax(5)	(936)	(1,602)	85
Net reclassification adjustment for realized net gains, net of tax(6)	(54)	—	—

Total other comprehensive income (loss)	€1,010	€(7,914)	€(2,840)

Comprehensive income (loss)	€2,375	€(7,517)	€(2,673)

(1)	Amounts are net of income tax expense (benefit) of € 38 million, € (69) million and € (105) million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 4 million, € (230) million and € (610) million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	Amounts are net of applicable income tax expense of € 41 million, € 15 million and € 144 million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (10) million, € 110 million and € (44) million for the years ended December 31, 2003, 2002 and 2001, respectively.

(3)	Amount is net of an income tax benefit for the years ended December 31, 2003 and 2001 and income tax expense for the year ended December 2002.

(4)	Amount is net of income tax expense of € 3 million for the year ended December 31, 2003 and an income tax benefit of € 3 million for the year ended December 31, 2002.

(5)	Amounts are net of an income tax expense (benefit) of € 70 million, € 26 million and € (41) million for the years ended December 31, 2003, 2002 and 2001, respectively.

(6)	Amount is net of an income tax benefit of € 5 million for the year ended December 31, 2003.

The accompanying notes are an integral part of the Consolidated Financial Statements.

DEUTSCHE BANK AKTIENGESELLSCHAFT

CONSOLIDATED BALANCE SHEET
(€ in millions, except nominal value)

	December 31,

	2003	2002

ASSETS
Cash and due from banks	€6,636	€8,979
Interest-earning deposits with banks	14,649	25,691
Central bank funds sold and securities purchased under resale agreements	112,419	117,689
Securities borrowed	72,796	37,569
Trading assets (of which € 107 billion and € 70 billion were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively)	345,371	294,679
Securities available for sale (of which € 404 million and € 736 million were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively)	24,631	21,619
Other investments	8,570	10,768
Loans, net	144,946	167,303
Premises and equipment, net	5,786	8,883
Goodwill	6,735	8,372
Other intangible assets, net	1,122	1,411
Other assets related to insurance business	8,249	7,797
Due from customers on acceptances	60	99
Accrued interest receivable	3,612	4,208
Pending securities transactions past settlement date	11,082	5,524
Other assets	36,950	37,764

Total	€803,614	€758,355

LIABILITIES
Deposits	€306,154	€327,625
Trading liabilities	153,234	131,212
Central bank funds purchased and securities sold under repurchase agreements	102,433	90,709
Securities loaned	14,817	8,790
Other short-term borrowings	22,290	11,573
Acceptances outstanding	60	99
Insurance policy claims and reserves	9,071	8,557
Accrued interest payable	3,793	4,668
Pending securities transactions past settlement date	10,390	4,611
Other liabilities	53,380	33,084
Long-term debt	97,480	104,055
Trust preferred securities	—	3,103
Obligation to purchase common shares	2,310	278

Total liabilities	€775,412	€728,364

Commitments and contingent liabilities (Notes 11, 31 and 35)
SHAREHOLDERS’ EQUITY
Common shares, no par value, nominal value of € 2.56	1,490	1,592
Issued: 2003, 581.9 million shares; 2002, 621.9 million shares
Additional paid-in capital	11,147	11,199
Retained earnings	20,486	22,087
Common shares in treasury, at cost:	(971)	(1,960)
2003, 16.8 million shares;
2002, 36.4 million shares
Equity classified as obligation to purchase common shares	(2,310)	(278)
Share awards	954	955
Accumulated other comprehensive income (loss):
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,828)	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,937	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(3)	1
Minimum pension liability, net of tax	—	(8)
Foreign currency translation, net of tax	(1,700)	(710)

Total accumulated other comprehensive loss	€(2,594)	€(3,604)

Total shareholders’ equity	€28,202	€29,991

Total	€803,614	€758,355

The accompanying notes are an integral part of the Consolidated Financial Statements.

DEUTSCHE BANK AKTIENGESELLSCHAFT

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(€ in millions)

	Year ended December 31,

	2003	2002	2001

Common shares:
Balance, beginning of year	€1,592	€1,591	€1,578
Common shares distributed under employee benefit plans	—	1	13
Retirement of common shares	(102)	—	—

Balance, end of year	€1,490	€1,592	€1,591

Additional paid-in capital:
Balance, beginning of year	€11,199	€11,253	€10,876
Common shares distributed under employee benefit plans	—	21	462
Net losses on treasury shares sold	(36)	(129)	(85)
Other	(16)	54	—

Balance, end of year	€11,147	€11,199	€11,253

Retained earnings:
Balance, beginning of year	€22,087	€22,619	€23,331
Net income	1,365	397	167
Cash dividends declared and paid	(756)	(800)	(801)
Net losses on treasury shares sold	(386)	—	—
Retirement of common shares	(1,801)	—	—
Other	(23)	(129)	(78)

Balance, end of year	€20,486	€22,087	€22,619

Common shares in treasury, at cost:
Balance, beginning of year	€(1,960)	€(479)	€(119)
Purchases of shares	(25,464)	(30,755)	(37,032)
Sale of shares	23,903	28,441	36,090
Retirement of shares	1,903	—	—
Treasury shares distributed under employee benefit plans	647	833	582

Balance, end of year	€(971)	€(1,960)	€(479)

Equity classified as obligation to purchase common shares:
Balance, beginning of year	€(278)	€—	€—
Additions	(2,911)	(330)	—
Deductions	879	52	—

Balance, end of year	€(2,310)	€(278)	€—

Share awards—common shares issuable:
Balance, beginning of year	€1,955	€1,666	€1,883
Deferred share awards granted, net	888	1,098	487
Deferred shares distributed	(647)	(809)	(704)

Balance, end of year	€2,196	€1,955	€1,666

Share awards—deferred compensation:
Balance, beginning of year	€(1,000)	€(767)	€(1,016)
Deferred share awards granted, net	(888)	(1,098)	(487)
Amortization of deferred compensation, net	646	865	736

Balance, end of year	€(1,242)	€(1,000)	€(767)

Accumulated other comprehensive income (loss):
Balance, beginning of year	€(3,604)	€4,310	€7,150
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Change in unrealized net gains on securities available for sale, net of applicable tax and other	1,781	(9,123)	(3,919)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(4)	2	(1)
Change in minimum pension liability, net of tax	8	(8)	—
Foreign currency translation, net of tax	(990)	(1,602)	85

Balance, end of year	€(2,594)	€(3,604)	€4,310

Total shareholders’ equity, end of year	€28,202	€29,991	€40,193

The accompanying notes are an integral part of the Consolidated Financial Statements.

DEUTSCHE BANK AKTIENGESELLSCHAFT

CONSOLIDATED STATEMENT OF CASH FLOWS
(€ in millions)

	Year ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income	€1,365	€397	€167
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	1,113	2,091	1,024
Restructuring activities	(29)	583	294
Gain on sale of securities available for sale, other investments, loans and other	(201)	(4,928)	(2,806)
Deferred income taxes, net	269	2,480	(159)
Impairment, depreciation and other amortization and accretion	3,072	2,845	4,886
Cumulative effect of accounting changes, net of tax	(151)	(37)	207
Share of net loss (income) from equity method investments	(42)	753	278
Net change in:
Trading assets	(37,624)	(4,071)	(1,263)
Other assets	(7,452)	8,627	(9,670)
Trading liabilities	22,719	11,412	(3,022)
Other liabilities	8,095	(20,639)	(4,559)
Other, net	47	(296)	1,412

Net cash used in operating activities	€(8,819)	€(783)	€(13,211)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	11,305	7,800	9,232
Central bank funds sold and securities purchased under resale agreements	5,378	(14,004)	(47,959)
Securities borrowed	(35,226)	2,749	33,138
Loans	12,789	9,634	5,802
Proceeds from:
Sale of securities available for sale	13,620	25,835	41,128
Maturities of securities available for sale	7,511	7,731	2,746
Sale of other investments	2,068	5,089	7,096
Sale of loans	16,703	9,508	16,185
Sale of premises and equipment	2,628	717	1,015
Purchase of:
Securities available for sale	(19,942)	(22,464)	(34,289)
Other investments	(2,141)	(4,474)	(7,976)
Loans	(9,030)	(2,364)	(8,903)
Premises and equipment	(991)	(1,696)	(3,689)
Net cash received (paid) for business combinations/divestitures	2,469	(1,110)	924
Other, net	327	687	958

Net cash provided by investing activities	€7,468	€23,638	€15,408

Cash flows from financing activities:
Net change in:
Deposits	(21,423)	(41,278)	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	17,751	7,603	(16,096)
Other short-term borrowings	(4,303)	274	(15,151)
Issuances of long-term debt and trust preferred securities	43,191	40,245	32,958
Repayments and extinguishments of long-term debt and trust preferred securities	(32,366)	(27,201)	(22,884)
Issuances of common shares	—	73	320
Purchases of treasury shares	(25,464)	(30,755)	(37,032)
Sale of treasury shares	23,389	28,665	36,024
Cash dividends paid	(756)	(800)	(801)
Other, net	(37)	(455)	(522)

Net cash used in financing activities	€(18)	€(23,629)	€(636)

Net effect of exchange rate changes on cash and due from banks	(974)	(635)	325

Net increase (decrease) in cash and due from banks	€(2,343)	€(1,409)	€1,886

Cash and due from banks, beginning of the year	8,979	10,388	8,502

Cash and due from banks, end of the year	€6,636	€8,979	€10,388

Interest paid	€22,612	€31,349	€48,099

Income taxes paid, net	€911	€408	€1,251

Noncash investing activities:
Transfer from available for sale securities to trading assets	€—	€—	€22,101

Transfer from trading assets to available for sale securities	€—	€—	€14,938

The accompanying notes are an integral part of the Consolidated Financial Statements.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Significant Accounting Policies

      Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note 28.

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

Principles of Consolidation

      The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity’s expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity’s expected residual returns.

      Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

      For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

      Prior to January 1, 2003, the Group consolidated all majority-owned subsidiaries as well as special purpose entities that the Group was deemed to control or from which the Group retained the majority of the risks and rewards. Qualifying special purpose entities were not consolidated.

      All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary’s stock to third parties are treated as capital transactions.

Revenue Recognition

      Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

      Net interest revenues—Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or debt issuance costs. See the “Loans” section of this footnote for more specific information regarding interest from loans receivable.

      Valuation of assets and liabilities—Certain assets and liabilities are required to be revalued each period end and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes, certain derivatives held for nontrading purposes, loans held for sale, and investments accounted for under the equity method. In addition, assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the “Trading Assets and Liabilities, and Securities Available for Sale,” “Derivatives,” “Other Investments,” “Allowances for Credit Losses,” and “Impairment” sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

      Fees and commissions—Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectability is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

      Sales of assets—Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of non-financial assets such as real estate, subsidiaries and other assets.

      To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of non-financial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from sales of non-financial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

      Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

Foreign Currency Translation

      Assets and liabilities denominated in currencies other than an entity’s functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

      Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders’

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity. Revenues and expenses are translated at the weighted-average rate during the year whereas assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

      Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

      The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

      Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

Trading Assets and Liabilities, and Securities Available for Sale

      The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

      Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

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

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Fair value is based on quoted market prices, price quotes from brokers or dealers, or estimates based upon discounted expected cash flows.

Derivatives

      All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices, discounted cash flow analysis, comparison to similar observable market transactions, or pricing models that take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

      The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues.

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

      For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges), (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges), and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent. Hedge accounting, as described in the following paragraphs, is applied for each of these types of hedges, if the hedge is properly documented at inception and the hedge is highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

      If a hedge of changes in fair value is canceled because the derivative is terminated or de-designated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments or whenever the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

      For hedges of the variability of cash flows, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

      When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

      For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

      Any derivative de-designated as a hedging derivative is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative’s carrying amount and the cash paid or received is recognized as other revenues.

Other Investments

      Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of a limited partnership. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions.

      Under equity method accounting, the pro-rata share of the investee’s income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group’s carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. Prior to January 1, 2002, the difference between the Group’s cost and its proportional underlying equity in net assets of the investee at the date of investment (“equity method goodwill”) was amortized on a straight-line basis against net income from equity method investments over a period not exceeding fifteen years. Effective January 1, 2002, equity method goodwill is no longer amortized and is instead subject to impairment reviews in conjunction with the reviews of the overall investment.

      Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

      Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Loans

      Loans are carried at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, and deferred fees and costs on originated loans. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees are recognized in fees for other customer services over the life of the commitment.

      Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management’s judgment as to the collectability of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

Leasing Transactions

      Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component. Loans that are subject to the specific loss component are not evaluated under the inherent loss component.

      The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

      The inherent loss component is for all other loans not individually evaluated but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of an allowance for country risk, an allowance for smaller-balance standardized homogeneous exposures and an other inherent loss component.

      The country risk component is for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile, that is, for transfer and currency convertibility risks.

      The allowance for smaller-balance standardized homogeneous exposures is established for loans to individuals and small business customers of the private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each customer and product type according to criteria such as past due status and collateral recovery values.

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

      The allowance for credit losses on lending-related commitments, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans Held for Sale

      Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for credit losses nor the provision for loan losses.

Asset Securitizations

      When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

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

Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

      Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

      Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software is ready for use, is expensed as incurred.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets

      As of January 1, 2002, goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is no longer amortized and is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Loan servicing rights are carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years. In addition, other intangible assets acquired subsequent to January 1, 2002, that were determined to have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually. Prior to January 1, 2002, goodwill and all other intangible assets were amortized over their estimated useful lives. Goodwill was amortized on a straight-line basis over a period not exceeding fifteen years.

Obligation to Purchase Common Shares

      Forward purchases of equity shares of a consolidated Group company that require physical settlement are reported as obligation to purchase common shares. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

      The liability is accounted for on an accrual basis if the purchase price is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

      Prior to July 1, 2003, written put options on equity shares of a consolidated Group company that met certain settlement criteria were also reported as obligation to purchase common shares. Beginning July 1, 2003, such written put options are reported as derivatives.

Impairment

      Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset’s amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

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

      As of January 1, 2002, goodwill and other intangible assets which are not amortized are tested for impairment at least annually. Prior to January 1, 2002, goodwill was subject to an

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment review if a change in circumstances indicated that its carrying amount may not be recoverable.

Expense Recognition

      Direct and incremental costs related to underwriting and advisory services and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs, are recognized as incurred.

Income Taxes

      The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions’ tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

      Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

      Effective January 1, 2003, the Group adopted the fair-value-based method prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the share-based award. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards.

	Year ended December
	31

	2003	2002	2001

	(€ in millions)
Net income, as reported	€1,365	€397	€167
Add: Share-based compensation expense included in reported net income, net of related tax effects	433	228	671
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(346)	(478)	(875)

Pro forma net income (loss)	€1,452	€147	€(37)

Earnings (loss) per share:
Basic—as reported	€2.44	€0.64	€0.27
Basic—pro forma	€2.60	€0.24	€(0.06)
Diluted—as reported	€2.31	€0.63	€0.27
Diluted—pro forma	€2.46	€0.23	€(0.06)

      The Group records its obligations under outstanding deferred share awards and stock option awards in shareholders’ equity as share awards—common shares issuable. The related deferred compensation is also included in shareholders’ equity. These items are classified in shareholders’ equity based on the Group’s intent to settle these awards with its common shares. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

      See Note 20 for additional information on specific award provisions and the fair values and significant assumptions used to estimate the fair values of options.

Comprehensive Income

      Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statement of Cash Flows

      For purposes of the Consolidated Statement of Cash Flows, the Group’s cash and cash equivalents are cash and due from banks.

Insurance Activities

Insurance Premiums

      For the unit-linked business, insurance premiums consist of calculated charges for management services and mortality risk. Insurance premiums from long duration life and participating life insurance contracts are recorded when due from policyholders.

Deferred Acquisition Costs

      Acquisition costs that vary with and are primarily related to the acquisition of new and renewed insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies, are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for nonlife insurance business are amortized over the premium-paying period of the related policies. Deferred acquisition costs for life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized. Deferred acquisition costs are reported in other assets related to insurance business.

Unit-Linked Business

      Reserves for unit-linked business represent funds for which the investment risk is borne by, and the investment income and investment gains and losses accrue directly to, the contract holders. Reserves for unit-linked business are reported as insurance policy claims and reserves. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The separate account assets are carried at fair value as other assets related to insurance business. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums. Deposits, net investment income, realized and unrealized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from expenses.

Other Insurance Policy Claims and Reserves

      In addition to the reserve for unit-linked business, the liability for insurance policy claims and reserves includes benefit reserves and other insurance policy provisions and liabilities.

      Benefit reserves for life insurance, annuities and health policies are computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including provisions for adverse deviation. These assumptions consider Group experience and industry standards and may be revised if it is determined that future experience will differ substantially from those previously assumed.

      Reserves for participating life insurance contracts include provisions for terminal dividends. Unrealized holding gains and losses from investments are included in benefit reserves to the extent that the policyholders will participate in such gains and losses once realized on the basis of statutory or contractual regulations. In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and possible recoveries. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reserves are included in earnings in the period in which the estimates are changed. Other insurance provisions and liabilities primarily represents liabilities for self-insured risks.

Note 2— Cumulative Effect of Accounting Changes

SFAS 150

      Effective July 1, 2003, the Group adopted SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

      SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. The Group recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders’ equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during the year have reduced the obligation to purchase common shares to € 2.3 billion as of December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders’ equity.

      The accounting for physically settled forward contracts reduces shareholders’ equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003, related to the forward purchase contracts described above is 23 million shares.

FIN 46

      FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

      The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003, the FASB deferred the effective date so that, for the Group, application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. At July 1, 2003, the Group elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, which it believed might not require consolidation at December 31, 2003. The Group applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. Consequently, the Group recorded a € 140 million gain as a

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, the Group has fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

      The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.

      Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. Subsequently, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.

      The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consist primarily of trading assets in the amount of € 13 billion. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consist of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million.

      Certain entities were deconsolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.

SFAS 141 and 142

      Effective January 1, 2002, the Group adopted SFAS No. 141, “Business Combinations” (“SFAS 141”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. Upon adoption, the Group recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 is provided (see Note 12) and assumes that SFAS 142 was in effect as of January 1, 2001.

SFAS 133

      Effective January 1, 2001, the Group adopted SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives within the scope of SFAS 133 on the balance sheet as assets or

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities measured at fair value. The change in a derivative’s fair value is recognized in current period earnings or shareholders’ equity. Upon adoption of SFAS 133, the Group recorded a net transition expense of € 207 million, net of an income tax benefit of € 118 million, as a cumulative effect of a change in accounting principle. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately. As permitted by SFAS 133, upon adoption the Group transferred debt securities with a fair value of € 22,101 million from securities available for sale to trading assets and recognized the related unrealized gains of € 150 million in earnings for the year ended December 31, 2001.

EITF 99-20

      Effective April 1, 2001, the Group adopted EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (“EITF 99-20”). EITF 99-20 provides guidance regarding income recognition and determination of impairment on certain asset-backed securities held as investments, with particular impact on those investments held outside of trading accounts. The adoption of EITF 99-20 did not have a material impact on the Group’s consolidated financial statements and did not result in a cumulative effect of a change in accounting principle.

Note 3— Acquisitions and Dispositions

      For the years ended December 31, 2003 and 2002, gains (losses) on dispositions were € 513 million and € 755 million, respectively. The Group’s significant acquisitions and dispositions for the years ended December 31, 2003 and 2002 are discussed below.

      In July 2003 the Tele Columbus Group, a consolidated subsidiary in the Corporate Investments Group Division, was sold. In connection with the sale, the Group recognized a loss of € 115 million.

      In March of 2003, the Group acquired the Swiss private bank Rued, Blass & Cie AG Bankgeschaeft. The acquisition resulted in the recording of goodwill and intangible assets of € 59 million and € 10 million, respectively.

      In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division. Prior to the sale, the private equity portfolio was written down to its fair value.

      In January 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation resulting in a gain of € 55 million.

      In 2003, the Group recognized a gain of € 583 million related to its Global Securities Services business. In January 2003, the Group sold substantial parts of this business to State Street Corporation. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank Services) and Agency Securities Lending. In addition, Domestic Custody and Securities Clearing in the U.S. and the United Kingdom were included. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction.

      In January 2003, the Group’s German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group’s share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group’s former mortgage banking subsidiary “EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank” with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. This

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

transaction resulted in a deconsolidation from the Group’s consolidated financial statements. Together with the related contribution of part of the Group’s London-based real estate investment banking business to EUROHYPO AG, the Group recognized a net gain of € 438 million in 2002. After the merger, the Group’s share in the combined entity was 34.6%. Since the merger in August 2002, the Group has accounted for this investment under the equity method.

      In 2003, the Group recognized a loss of € 57 million related to the sale of most of the remaining assets of its commercial finance operation in North America. During 2001, the Group had committed to a plan to dispose of this operation and, therefore, the business was valued at the lower of carrying value or fair value less cost to sell, resulting in a € 80 million charge. During 2002, the commercial and consumer finance businesses of Deutsche Financial Services were sold resulting in an additional net loss of € 236 million.

      In the second quarter of 2002, the Group purchased Zurich Scudder Investments, Inc., the Scudder asset management business. This transaction was treated as an exchange of the Group’s German insurance holding company Versicherungsholding der Deutschen Bank Aktiengesellschaft (Deutscher Herold) and a net cash payment of approximately € 1.7 billion for Scudder. The purchase resulted in goodwill of approximately € 1.0 billion and indefinite useful life intangible assets of € 1.1 billion. In addition, the Group sold insurance subsidiaries domiciled in Spain, Italy, and Portugal. These transactions resulted in gains of € 494 million in Private & Business Clients and € 8 million in Asset and Wealth Management.

      In April 2002, the Group acquired RoPro U.S. Holding, Inc., which is the holding company for the U.S.-based real estate investment manager RREEF. The purchase price for this acquisition amounted to approximately U.S. $501 million. Goodwill amounted to U.S. $306 million.

      The acquisitions and disposals that occurred in 2003 had no significant impact on the Group’s total assets.

Note 4—Trading Assets and Trading Liabilities

      The components of these accounts are as follows:

	December 31,

	2003	2002

	(€ in millions)
Trading assets:
Bonds and other fixed-income securities	€204,324	€175,042
Equity shares and other variable-yield securities	66,306	47,354
Positive market values from derivative financial instruments(1)	65,460	65,729
Other trading assets	9,281	6,554

Total trading assets	€345,371	€294,679

Trading liabilities:
Bonds and other fixed-income securities	€66,685	€51,124
Equity shares and other variable-yield securities	25,382	17,987
Negative market values from derivative financial instruments(1)	61,167	62,101

Total trading liabilities	€153,234	€131,212

(1)	Derivatives under master netting agreements are shown net.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5— Securities Available for Sale

      The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale follow:

	December 31, 2003

		Gross	Gross
	Fair	Unrealized	Unrealized	Amortized
	Value	Holding Gains	Holding Losses	Cost

	(€ in millions)
Debt securities:
German government	€2,802	€52	€(23)	€2,773
U.S. Treasury and U.S. government agencies	150	—	(1)	151
U.S. local (municipal) governments	2	—	—	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	—	—	1,679
Mortgage backed securities, including obligations of U.S. federal agencies	2,708	1	—	2,707
Other debt securities	532	—	—	532

Total debt securities	16,813	252	(174)	16,735
Equity securities:
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	—	—	1

Total equity securities	7,818	1,897	(18)	5,939

Total securities available for sale	€24,631	€2,149	€(192)	€22,674

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

		Gross	Gross
	Fair	Unrealized	Unrealized	Amortized
	Value	Holding Gains	Holding Losses	Cost

	(€ in millions)
Debt securities:
German government	€396	€20	€—	€376
U.S. Treasury and U.S. government agencies	168	—	—	168
U.S. local (municipal) governments	2	—	—	2
Other foreign governments	2,893	39	(18)	2,872
Corporates	6,400	231	(47)	6,216
Other asset-backed securities	2,977	—	—	2,977
Mortgage backed securities, including obligations of U.S. federal agencies	164	1	—	163
Other debt securities	652	1	(3)	654

Total debt securities	13,652	292	(68)	13,428
Equity securities:
Equity shares	6,441	757	(596)	6,280
Investment certificates and mutual funds	1,499	10	(55)	1,544
Other equity securities	27	16	—	11

Total equity securities	7,967	783	(651)	7,835

Total securities available for sale	€21,619	€1,075	€(719)	€21,263

	December 31, 2001

		Gross	Gross
	Fair	Unrealized	Unrealized	Amortized
	Value	Holding Gains	Holding Losses	Cost

	(€ in millions)
Debt securities:
German government	€4,339	€66	€(9)	€4,282
U.S. Treasury and U.S. government agencies	192	—	—	192
U.S. local (municipal) governments	50	—	—	50
Other foreign governments	14,676	229	(210)	14,657
Corporates	22,116	643	(193)	21,666
Other asset-backed securities	3,189	12	(2)	3,179
Mortgage backed securities, including obligations of U.S. federal agencies	1,083	21	(1)	1,063
Other debt securities	1,857	55	(1)	1,803

Total debt securities	47,502	1,026	(416)	46,892
Equity securities:
Equity shares	22,600	10,022	(750)	13,328
Investment certificates and mutual funds	1,507	48	(13)	1,472
Other equity securities	57	36	—	21

Total equity securities	24,164	10,106	(763)	14,821

Total securities available for sale	€71,666	€11,132	€(1,179)	€61,713

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, equity shares issued by DaimlerChrysler AG with a fair value of € 4.4 billion were the only securities of an individual issuer that exceeded 10% of the Group’s total shareholders’ equity.

      The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)
Debt securities-gross realized gains	€106	€149	€405
Debt securities-gross realized losses(1)	(35)	(235)	(256)
Equity securities-gross realized gains	488	4,094	2,376
Equity securities-gross realized losses(2)	(539)	(485)	(1,009)

Total net gains on securities available for sale	€20	€3,523	€1,516

(1)	Includes € 7 million, € 156 million and € 27 million of write-downs for other-than-temporary impairment for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	Includes € 479 million, € 152 million and € 401 million of write-downs for other-than-temporary impairment for the years ended December 31, 2003, 2002 and 2001, respectively.

     On January 1, 2001, the Group transferred debt securities with a fair value of € 14.9 billion from trading assets to securities available for sale. There was no impact on earnings from this transfer which primarily involved securities issued by German and other foreign governments. Prior to 2001, these securities were risk-managed together with derivatives which were classified as trading mainly due to contemporaneous hedge documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Beginning 2001, these securities are hedged in accordance with the Group’s management practices with derivatives that qualify for hedge accounting and were reclassified accordingly.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s securities available for sale at December 31, 2003:

			More than one		More than five
			year and up to		years and up to		More than
	Up to one year		five years		ten years		ten years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(€ in millions)
German government	€—	—	€190	3.16%	€322	4.05%	€2,290	5.97%	€2,802	5.56%
U.S. Treasury and U.S. government agencies	130	1.75%	—	—	—	—	20	7.30%	150	2.52%
U.S. local (municipal) governments	2	1.91%	—	—	—	—	—	—	2	1.91%
Other foreign governments	1,580	2.87%	470	5.25%	360	4.02%	884	5.82%	3,294	4.17%
Corporates	661	2.84%	1,884	3.49%	908	3.85%	2,193	6.27%	5,646	4.54%
Other asset-backed securities	—	—	1,679	3.50%	—	—	—	—	1,679	3.50%
Mortgage-backed securities, including obligations of U.S. federal agencies	629	5.30%	1	7.30%	—	—	2,078	5.68%	2,708	5.59%
Other debt securities	448	1.13%	74	4.46%	10	8.35%	—	—	532	1.73%

Total fair value	€3,450		€4,298		€1,600		€7,465		€16,813

Total amortized cost	€3,394		€4,263		€1,617		€7,461		€16,735

      The following table shows the Group’s gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

	Less than		12 months
	12 months		or longer		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(€ in millions)
Debt securities:
German government	€2,802	€(23)	€—	€—	€2,802	€(23)
U.S. Treasury and U.S. government agencies	18	(1)	—	—	18	(1)
Other foreign governments	2,191	(105)	—	—	2,191	(105)
Corporates	1,614	(19)	715	(26)	2,329	(45)

Total debt securities	€6,625	€(148)	€715	€(26)	€7,340	€(174)

Equity securities:
Equity shares	€9	€(4)	€96	€(4)	€105	€(8)
Investment certificates and mutual funds	66	(1)	71	(9)	137	(10)

Total equity securities	€75	€(5)	€167	€(13)	€242	€(18)

Total temporarily impaired securities	€6,700	€(153)	€882	€(39)	€7,582	€(192)

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and our intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

Note 6— Other Investments

      The following table summarizes the composition of other investments:

	December 31,

	2003	2002

	(€ in millions)
Equity method investments	€6,001	€6,039
Investments held by designated investment companies	181	230
Other equity interests	2,388	4,499

Total other investments	€8,570	€10,768

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Method Investments

      The Group’s pro-rata share of the investees’ income or loss determined on a U.S. GAAP basis was a profit of € 42 million and a loss of € 753 million for the years ended December 31, 2003 and 2002, respectively. In addition, write-offs for other-than-temporary impairments of € 617 million and € 305 million for the years ended December 31, 2003 and 2002, respectively, were included in net loss from equity method investments.

      Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 5,085 million and € 5,971 million at December 31, 2003 and 2002, respectively. At December 31, 2003, loans totaling € 115 million to three equity method investees were on nonaccrual status. At December 31, 2002, loans totaling € 117 million to two equity method investees were on nonaccrual status.

      At December 31, 2003, the following investees were significant, representing 75% of the carrying value of equity method investments:

Significant Equity Method Investments

Investment	Ownership %

Atradius N.V., Amsterdam(1)	38.36%
Blackrock US Low Duration Bond Fund, Drinagh	21.40
Cassa di Risparmio di Asti S.p.A., Asti	20.00
Debra International Finance Coöperatieve U.A., Amsterdam	25.00
Deutsche European Partners IV, London	24.46
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51
EUROHYPO AG, Frankfurt am Main	37.72
Fondo Piramide Globale, Milan	39.88
MidOcean Partners, LP, New York	20.00
MLA Funding Limited, London(2)	94.34
Santorini Investments Limited Partnership, Edinburgh(2)	51.00

(1)	Formerly, Gerling NCM Credit and Finance AG, Köln.

(2)	The Group does not have a controlling financial interest in these investees.

     The following table provides a summary of the aggregated statement of income (on a U.S. GAAP basis) of the Group’s aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below).

		Year ended
	Year ended	Dec 31,	Year ended
	Dec 31, 2003	2002	Dec 31, 2001

	(€ in millions)
Interest revenues, and commissions and fees, net	€137	€125	€105
Trading revenues, net	282	(493)	(4)
Gross profits on sales and net income from insurance business	82	32	77
Income from other investments and gains on securities available for sale, net	(126)	(6)	10
Other revenues	64	40	144
Total revenues	439	(302)	332
Provision for loan losses	8	7	8
Compensation and benefits	23	21	24
Other expenses	119	146	251
Total expenses	150	174	283

Income (loss) before income tax expense	289	(476)	49
Income tax expense	48	16	27

Net income (loss)	€241	€(492)	€22

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides a summary of the aggregated balance sheet (on a U.S. GAAP basis) of the Group’s aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below).

	Dec 31, 2003	Dec 31, 2002

	(€ in millions)
ASSETS
Cash, deposits with banks and receivables	€1,847	€2,632
Trading assets	380	463
Securities available for sale and other investments	2,792	1,706
Loans, net	4,022	951
Property, plant, equipment and inventories	822	754
Goodwill and other intangible assets	70	80
Other assets	274	1,069

Total assets	€10,207	€7,655

LIABILITIES AND EQUITY
Notes payable to banks	€528	€581
Deposits received from customers	1,263	1,248
Long-term liabilities	2,487	1,148
Other liabilities and provisions	1,862	2,649
Minority interest	2	2
Capital and reserves	3,812	2,557
Accumulated other comprehensive income (loss)	12	(38)
Profit (loss) of the reporting period	241	(492)

Total liabilities and equity	€10,207	€7,655

EUROHYPO AG

      The Group’s equity method investment in EUROHYPO AG is considered to be significant on an individual basis.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table provides a summary of EUROHYPO AG’s consolidated statement of income according to German GAAP for the years ended December 31, 2002 and 2001. Financial statements are not yet publicly available for the year ended December 31, 2003. The merger took place in August 2002 but was effective January 1, 2002 for German GAAP purposes. Under German GAAP, the merger was accounted for similar to a pooling of interests. The year 2001 figures below represent twelve months of pro forma information as if the merger occurred on January 1, 2001.

	Year ended	Year ended
	Dec 31, 2002	Dec 31, 2001

	(€ in millions)
Net interest, commission and investment income	€1,167	€1,166
Other operating income	63	210
General administrative expenses	(399)	(419)
Write-downs, depreciation and value adjustments	(152)	(297)
Other expenses	(355)	(143)

Net income before tax	324	517
Income tax expense	30	—

Net income	€294	€517

      The following table provides a summary of EUROHYPO AG’s consolidated balance sheet according to German GAAP (2001 pro forma figures):

	Dec 31, 2002	Dec 31, 2001

	(€ in millions)
ASSETS
Claims on banks	€21,812	€31,578
Claims on customers	166,899	173,362
Bonds and other fixed-income securities	36,768	42,321
Other assets	2,988	3,466

Total assets	€228,467	€250,727

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities to banks	€30,974	€31,559
Liabilities to customers	41,485	43,578
Liabilities in certificate form	145,289	166,755
Provisions and other liabilities	5,953	4,404
Capital and reserves	4,766	4,431

Total liabilities and shareholders’ equity	€228,467	€250,727

Investments Held by Designated Investment Companies

      The underlying investment holdings of the Group’s designated investment companies are carried at fair value, and totaled € 181 million and € 230 million at December 31, 2003 and 2002, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Equity Interests

      Other equity interests totalling € 2.4 billion and € 4.5 billion at December 31, 2003 and 2002, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The decrease of € 2.1 billion during the year ended December 31, 2003 was primarily due to sales in the Group’s private equity business. The write-offs for other-than- temporary impairments of these investments amounted to € 214 million, € 423 million and € 968 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 7— Loans

      The following table summarizes the composition of loans:

	December 31,

	2003	2002

	€ in millions
German:
Banks and insurance	€3,861	€1,600
Manufacturing	8,668	9,388
Households (excluding mortgages)	14,161	13,768
Households-mortgages	25,445	25,226
Public sector	1,388	1,750
Wholesale and retail trade	5,133	4,549
Commercial real estate activities	11,629	15,841
Lease financing	855	416
Other	12,736	15,898

Total German	€83,876	€88,436

Non-German:
Banks and insurance	€6,660	€9,120
Manufacturing	7,487	13,157
Households (excluding mortgages)	6,915	6,937
Households-mortgages	8,416	7,276
Public sector	921	2,834
Wholesale and retail trade	6,691	9,918
Commercial real estate activities	1,977	2,519
Lease financing	3,138	3,905
Other	22,327	27,768

Total Non-German	€64,532	€83,434

Gross loans	148,408	171,870
Less: Unearned income	181	250
Less: Allowance for loan losses	3,281	4,317

Total loans, net	€144,946	€167,303

      The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2003.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. There were € 732 million and € 897 million of related party loans (excluding loans to equity method investees) outstanding at December 31, 2003 and 2002, respectively.

      Nonaccrual loans as of December 31, 2003 and 2002 were € 6.0 billion and € 10.1 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 380 million and € 509 million as of December 31, 2003 and 2002, respectively.

Impaired Loans

      This table sets forth information about the Group’s impaired loans:

	December 31,

	2003	2002	2001

	(€ in millions)
Total impaired loans(1)	€5,255	€8,922	€10,797
Allowance for impaired loans under SFAS 114(2)	2,471	3,144	3,720
Average balance of impaired loans during the year	6,712	9,710	10,363
Interest income recognized on impaired loans during the year	70	166	248

(1)	Included in these amounts are € 4.1 billion, € 6.0 billion and € 8.2 billion as of December 31, 2003, 2002 and 2001, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.

(2)	The allowance for impaired loans under SFAS 114 is included in the Group’s allowance for loan losses.

Note 8— Allowances for Credit Losses

      The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

      The following table shows the activity in the Group’s allowance for loan losses:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)
Balance, beginning of year	€4,317	€5,585	€6,745
Provision for loan losses	1,113	2,091	1,024
Net charge-offs:
Charge-offs	(1,894)	(2,728)	(2,055)
Recoveries	167	112	67

Total net charge-offs	€(1,727)	€(2,616)	€(1,988)

Allowance related to acquisitions/divestitures	(105)	(421)	(156)
Foreign currency translation	(317)	(322)	(40)

Balance, end of year	€3,281	€4,317	€5,585

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the activity in the Group’s allowance for credit losses on lending-related commitments:

	Year ended
	December 31,

	2003	2002	2001

	(€ in millions)
Balance, beginning of year	€485	€496	€453
Provision for credit losses	(50)	17	(30)
Net charge-offs	—	—	(22)
Allowance related to acquisitions/divestitures	1	(11)	(2)
Foreign currency translation	(20)	(17)	97

Balance, end of year	€416	€485	€496

Note 9— Asset Securitizations and Variable Interest Entities

Asset Securitizations

      The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met, otherwise they are accounted for as secured borrowings. These securitization vehicles then pass-through the cash flows from the financial assets by primarily issuing debt instruments to third party investors. The third party investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

      For the years ended December 31, 2003, 2002 and 2001, the Group recognized € 146 million, € 91 million and € 168 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

      The following table summarizes certain cash flows received from and paid to securitization vehicles during 2003, 2002 and 2001:

	Residential and
	Commercial			Commercial Loans,
	Mortgage Loans			Excluding Mortgages

	2003	2002	2001	2003	2002	2001

	(€ in millions)
Proceeds from new securitizations	€5,414	€5,843	€6,573	€—	€918	€938
Proceeds from collections reinvested in new securitization receivables	—	—	—	1,157	12,177	18,520
Servicing fees received	5	14	15	1	44	85
Cash flows received on retained interests	82	28	56	13	101	177
Other cash flows received from (paid to) securitization vehicles	—	—	—	—	(42)	(16)

      Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold (see Note 3).

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

	Residential and
	Commercial
	Mortgage	Commercial Loans,
	Loans	Excluding Mortgages

	(€ in millions, except percentages)
Carrying amount/fair value of retained interests	€776	€123
Prepayment speed (current assumed)	33.48%	1.81%
Impact on fair value of 10% adverse change	(10)	—
Impact on fair value of 20% adverse change	(17)	—
Default rate (current assumed)	3.43%	0.30%
Impact on fair value of 10% adverse change	(8)	—
Impact on fair value of 20% adverse change	(14)	(1)
Discount factor (current assumed)	5.89%	8.35%
Impact on fair value of 10% adverse change	(12)	(3)
Impact on fair value of 20% adverse change	(22)	(6)

      These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2003 were not significantly different from the current assumptions in the above table.

      In July 2003, the Group sold U.S.- and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a € 7 million loss on the sale of assets to the securitization vehicle. During the year, the Group received € 2 million of cash flows from retained interests.

      The initial valuation of the Group’s retained interests and the valuation at December 31, 2003 were based on the fair values of the underlying investments in the securitization vehicle. For the initial valuation these fair values were provided by an independent third party. At December 31, 2003, these fair values were determined by the servicer of the securitization vehicle. The servicer is a Group-related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2003 the Group’s retained interests were valued at € 303 million.

      The private equity investments held by the securitization vehicles are subject to € 70 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 168 million of servicing, administration, and interest expenses and € 8 million to meet any funding commitments.

      The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2002 and 2001 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2002 and 2001, respectively. The weighted-average assumptions used at December 31, 2002 and 2001 were as follows:

	Residential and		Commercial Loans,
	Commercial		Excluding
	Mortgage Loans(1)		Mortgages(2)

	2002	2001	2002	2001

Prepayment speed	19.20%	12.00%	1.66%	26.28%
Default rate	1.02%	2.71%	0.19%	0.34%
Discount factor	11.25%	14.59%	8.19%	10.85%

(1)	Excluded from the weighted-average assumptions are retained interest for commercial mortgage interest-only bonds in the amount of € 67 million and € 146 million at December 31, 2002 and 2001, respectively. These are short-duration assets valued using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

(2)	At December 31, 2001, included in the weighted-average assumptions are seller’s certificates in the amount of € 912 million, which represent a pro-rata share of undivided interests in a pool of loans sold into a Master Trust, which do not provide direct credit enhancement to the certificates sold to investors.

     The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2003 and 2002:

	Residential and		Commercial
	Commercial		Loans,
	Mortgage Loans		Excluding Mortgages

	2003	2002	2003	2002

	(€ in millions)
Total principal amount of loans	€14,127	€12,409	€1,346	€1,266
Principal amount of loans 90 days or more past due	228	223	33	35
Net credit losses	2	24	3	3

      The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

Variable Interest Entities

      In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated as of December 31, 2003, by type of asset and entity:

				Commercial Real
			Asset	Estate Leasing
	Commercial	Mutual	Securitization	Vehicles and
	Paper Programs	Funds	and Other	Closed-End Funds

	(€ in millions)
Assets
Interest-earning deposits with banks	€189	€1,176	€514	€46
Trading assets	1,739	13,988	8,375	—
Securities available for sale	4,298	—	360	—
Loans, net	4,409	—	384	310
Other	30	230	219	552

Total	€10,665	€15,394	€9,852	€908

      Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The Group’s liabilities to pay under these guarantees were not significant as of December 31, 2003. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

      The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issue collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

      For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. For asset securitization and other vehicles, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties.

      As of December 31, 2003, the total assets and the Group’s maximum exposure to loss as a result of its involvement with variable interest entities where the Group holds a significant variable interest, but does not consolidate, are as follows:

		Maximum
		Exposure to
	Total Assets	Loss

	(€ in millions)
Commercial paper programs	€ 15,008	€ 16,170
Commercial real estate leasing vehicles and closed-end funds	1,622	336
Asset securitization and other	1,248	116

      The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs that it has a significant interest in. The Group’s maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

      For the commercial real estate leasing vehicles and closed-end funds, the Group’s maximum exposure to loss results primarily from any subordinated financing or guarantees that are provided to these vehicles. For asset securitization and other vehicles, the Group’s maximum exposure to loss results primarily from the risk associated with the Group’s purchased and retained interests in the vehicles.

Note 10— Assets Pledged and Received as Collateral

      The carrying value of the Group’s assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group’s assets are as follows:

	December 31,

	2003	2002

	(€ in millions)
Trading assets	€ 16,830	€ 26,266
Securities available for sale	742	445
Loans	11,086	12,275
Premises and equipment	625	586

Total	€ 29,283	€ 39,572

      At December 31, 2003 and 2002, the Group has received collateral with a fair value of € 223 billion and € 253 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2003 and 2002, € 115 billion and € 154 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 11— Premises and Equipment, Net

      An analysis of premises and equipment, including assets under capital leases, follows:

	December 31,

	2003	2002

	(€ in millions)
Land	€ 1,014	€ 1,483
Buildings	4,058	5,842
Leasehold improvements	1,214	1,510
Furniture and equipment	2,495	3,270
Purchased software	440	502
Self-developed software	322	796
Construction-in-progress	151	346

Total	€ 9,694	€ 13,749
Less: Accumulated depreciation	3,908	4,866

Premises and equipment, net(1)	€ 5,786	€ 8,883

(1)	Amounts at December 31, 2003 and 2002 included € 1.9 billion and € 2.4 billion, respectively, of net book value of premises and equipment held for investment purposes.

     The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group’s capital leases at December 31, 2003, were as follows (€ in millions):

2004	€150
2005	145
2006	175
2007	189
2008	266
2009 and later	1,238

Total future minimum lease payments	€ 2,163
Less: Amount representing interest	771

Present value of minimum lease payments	€ 1,392

      At December 31, 2003, the total minimum sublease rentals to be received in the future under subleases are € 697 million. Contingent rental income incurred during the year ended December 31, 2003, was € 2 million.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The future minimum lease payments, excluding executory costs, required under the Group’s operating leases at December 31, 2003, were as follows (€ in millions):

2004	€481
2005	393
2006	332
2007	295
2008	264
2009 and later	1,074

Total future minimum lease payments	€ 2,839
Less: Minimum sublease rentals	302

Net minimum lease payments	€ 2,537

      The following shows the net rental expense for all operating leases:

	Year Ended
	December 31,

	2003	2002	2001

	(€ in millions)
Gross rental expense	€ 760	€ 869	€ 970
Less: Sublease rental income	61	97	79

Net rental expense	€ 699	€ 772	€ 891

Note 12— Goodwill and Other Intangible Assets, Net

      Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002. There was no goodwill impairment in 2003 and 2002 resulting from the annual impairment review.

      In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Group’s Asset and Wealth Management Corporate Division. The fair value of the business remaining in the Private Equity reporting unit was calculated using discounted cash flow models.

      A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment loss of the goodwill related to the remaining reporting unit.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets

      An analysis of acquired other intangible assets follows:

	December 31,

	2003			2002

	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

	(€ in millions)
Amortized intangible assets:
Customer contracts	€75	€19	€56	€98	€20	€78
Investment management agreements	62	14	48	70	9	61
Other customer-related	48	15	33	57	14	43
Other	29	9	20	31	13	18

Total amortized intangible assets	€ 214	€ 57	€157	€ 256	€ 56	€200

Unamortized intangible assets:
Retail investment management agreements and other			925			1,111
Loan servicing rights			40			100

Total other intangible assets			€ 1,122			€ 1,411

      For the years ended December 31, 2003 and 2002, the aggregate amortization expense for other intangible assets was € 22 million and € 26 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is approximately € 17 million per year.

      For the year ended December 31, 2003, the Group acquired the following other intangible assets (€ in millions):

	Additions in	Weighted-Average
	current year	Amortization Period

Amortized intangible assets:
Other customer-related	€5	5
Other	10	10

Total	€15	8 years

Total other intangible assets	€15

      For the year ended December 31, 2002, the net carrying amount of other intangibles increased by € 1,205 million, mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,161 million and € 82 million, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill

      All goodwill has been allocated to reporting units. From the beginning of 2003, the Group revised its management reporting systems to reflect changes in the organizational structure of its divisions and to reflect changes in management responsibility for certain businesses as described in Note 28. The prior period goodwill amounts have been restated to conform to the current year’s presentation. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and 2002 are as follows (€ in millions):

	Corporate	Global	Asset and	Private &
	Banking &	Transaction	Wealth	Business	Corporate
	Securities	Banking	Management	Clients	Investments	Total

Balance as of January 1, 2002	€4,350	€725	€2,184	€247	€1,235	€8,741
Purchase accounting adjustments	(6)	—	(27)	(3)	—	(36)
Goodwill acquired during the year	34	8	1,460	15	44	1,561
Impairment losses	—	—	—	—	(62)	(62)
Goodwill related to dispositions	(13)	—	—	(13)	(525)	(551)
Effects from exchange rate fluctuations	(634)	(98)	(452)	—	(97)	(1,281)

Balance as of December 31, 2002	€3,731	€635	€3,165	€246	€595	€8,372
Purchase accounting adjustments	—	—	14	—	—	14
Goodwill acquired during the year	2	1	112	4	—	119
Impairment losses	—	—	—	—	(114)	(114)
Goodwill related to dispositions	—	(133)	(51)	—	(382)	(566)
Effects from exchange rate fluctuations	(572)	(75)	(417)	(16)	(10)	(1,090)

Balance as of December 31, 2003	€3,161	€428	€2,823	€234	€89	€6,735

      The additions to goodwill of € 119 million for the year ended December 31, 2003 are mainly due to the acquisition of Rued, Blass & Cie AG Bankgeschaeft, which contributed € 59 million.

      The additions to goodwill of € 1,561 million for the year ended December 31, 2002 are mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,024 million and € 344 million, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangible Assets— Adoption of SFAS 142

      Prior to the adoption of SFAS 142, the Group amortized goodwill on a straight-line basis over a period not exceeding fifteen years. The historical results for 2001 do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 in prior years, the historical net income and basic and diluted net income per common share would have been as follows:

2001

(€ in millions, except
earnings per share)
Net Income:
Reported net income	€167
Add back: goodwill amortization net of negative goodwill	784
Add back: equity method goodwill amortization	18
Add back: other intangible assets amortization	7

Adjusted net income	€976

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	€0.60
Cumulative effect of accounting changes, net of tax	(0.33)
Reported net income	0.27
Add back: goodwill amortization net of negative goodwill	1.26
Add back: equity method goodwill amortization	0.03
Add back: other intangible assets amortization	0.01

Adjusted net income	€1.57

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	€0.60
Cumulative effect of accounting changes, net of tax	(0.33)
Reported net income	0.27
Add back: goodwill amortization net of negative goodwill	1.26
Add back: equity method goodwill amortization	0.03
Add back: other intangible assets amortization	0.01

Adjusted net income	€1.57

Note 13 — Assets Held for Sale

      During 2003, the Group decided to sell subsidiaries and investments in the Corporate Investments, Global Transaction Banking, Private and Business Clients and Asset and Wealth Management segments. The net assets for these subsidiaries and investments were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 32 million.

      During 2002, the Group decided to sell certain businesses in the Global Transaction Banking, Asset and Wealth Management and Corporate Investment segments. The net assets for these businesses, most of which are reported as other investments, were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 217 million for the year ended December 31, 2002.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14— Deposits

      The components of deposits are as follows:

	December 31,

	2003	2002

	(€ in millions)
German offices:
Noninterest-bearing demand deposits	€22,371	€21,960

Interest-bearing deposits
Demand deposits	24,787	28,635
Certificates of deposit	665	199
Savings deposits	24,147	24,419
Other time deposits	33,194	41,780

Total interest-bearing deposits	€82,793	€95,033

Total deposits in German offices	€105,164	€116,993

Non-German offices:
Noninterest-bearing demand deposits	€5,797	€8,598

Interest-bearing deposits
Demand deposits	57,463	71,408
Certificates of deposit	20,696	25,027
Savings deposits	6,419	6,826
Other time deposits	110,615	98,773

Total interest-bearing deposits	€195,193	€202,034

Total deposits in non-German offices	€200,990	€210,632

Total deposits	€306,154	€327,625

      The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2003:

	Due in	Due in	Due in	Due in	Due after
By remaining maturities	2005	2006	2007	2008	2008

	(€ in millions)

Certificates of deposits	€2,386	€96	€133	€306	€865
Other time deposits	3,530	2,130	1,485	1,745	7,876

      Related party deposits amounted to € 1,050 million and € 2,170 million at December 31, 2003 and 2002, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15— Other Short-term Borrowings

      Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include:

	December 31,

	2003	2002

	(€ in millions)

Commercial paper	€13,150	€4,320
Other	9,140	7,253

Total	€22,290	€11,573

Note 16— Long-term Debt

      The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

      The following table is a summary of the Group’s long-term debt:

							December 31,	December 31,
	Due in	Due in	Due in	Due in	Due in	Due after	2003	2002
By remaining maturities	2004	2005	2006	2007	2008	2008	Total	Total

	(€ in millions)

Senior debt:
Bonds and notes:
Fixed rate	€7,073	€5,586	€4,708	€4,761	€2,574	€22,662	€47,364	€52,613
Floating rate	7,370	5,018	4,422	5,274	4,556	10,577	37,217	42,046
Subordinated debt:
Bonds and notes:(1)
Fixed rate	791	165	1,016	507	306	7,594	10,379	7,190
Floating rate	228	56	—	508	97	1,631	2,520	2,206

Total	€15,462	€10,825	€10,146	€11,050	€7,533	€42,464	€97,480	€104,055

(1)	Includes DM 1.4 billion in nominal amounts of bearer participatory certificates which matured on December 31, 2003. This certificate carries an annual dividend rate of 8.75%, and will be redeemed, subject to the stipulations on loss participation, on June 30, 2004. The dividend has priority over the rights of shareholders to share in the Group profits.

     Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

December 31,

	2003	2002

Senior debt:
Bonds and notes:
Fixed rate(1)	0.00%—31.63%	0.04%—16.00%
Floating rate(1)	0.00%—21.11%	0.02%—13.00%
Subordinated debt:
Bonds and notes:
Fixed rate	0.81%—10.50%	1.71%—10.50%
Floating rate	0.74%—8.00%	0.27%—8.00%

(1)	The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Fixed rate debt outstanding at December 31, 2003 matures at various dates through 2051. The weighted-average interest rates on fixed rate debt at December 31, 2003 and 2002 were 5.23% and 4.68%, respectively. Floating rate debt outstanding at December 31, 2003 matures at various dates through 2050 excluding € 1,898 million with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2003 and 2002 were 2.58% and 3.01%, respectively. The weighted-average interest rates for total long-term debt were 3.97% and 3.95% at December 31, 2003 and 2002, respectively.

      The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

      The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2003 and 2002 were insignificant.

Note 17— Trust Preferred Securities

      The Group formed fifteen statutory business trusts, including BT Capital Trust B and BT Preferred Capital Trust II, of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures or noncumulative preferred securities, respectively, issued by the Group. Prior to July 1, 2003, the Group consolidated these trusts. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the junior subordinated debentures and noncumulative preferred securities issued by the Group to the trusts are included in long-term debt as of December 31, 2003.

      The Group’s trust preferred securities at December 31, 2002 totaled € 3.1 billion, comprised of € 1.0 billion cumulative trust preferred securities (net of deferred issuance costs and unamortized discount) and € 2.1 billion noncumulative trust preferred securities.

Note 18—	Obligation to Purchase Common Shares

      As of December 31, 2003, the obligation to purchase common shares amounted to € 2,310 million and represented forward purchase contracts covering approximately 44.3 million Deutsche Bank common shares with a weighted-average strike price of € 52.18 entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 3.1 million shares mature in less than one year. The remaining contracts covering 41.2 million shares have maturities between one and five years.

      The Group entered into forward purchases and sold put options of Deutsche Bank common shares as part of a share buy-back program in 2002. During 2002, 900,000 shares were acquired via exercise of written put options and no written put options were outstanding at December 31, 2002. As of December 31, 2002, forward purchases of € 4.3 million shares were outstanding. These forward purchase contracts were settled in April 2003 and the shares acquired were accounted for as treasury shares and then retired in May 2003.

Note 19—Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

      Other liabilities included € 62 million, representing the settlement amount as of December 31, 2003 for minority interest in limited life subsidiaries and mutual funds. These entities have termination dates between 2023 and 2103.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in long-term debt and short-term borrowings are € 4,164 million related to mandatorily redeemable shares. The amount to be paid if settlement were at December 31, 2003 was € 4,167 million. These mandatorily redeemable shares are primarily due between 2004 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 2.95%— 6.33% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted U.S. dollar swap rate.

Note 20—	Common Shares and Share-Based Compensation Plans

      Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. The Group’s shares have a nominal value of € 2.56.

      Common share activity was as follows:

	Year ended December 31,

	2003	2002	2001

	(number of shares)

Common shares outstanding, beginning of year	585,446,954	614,475,625	614,600,765
Shares issued under employee benefit plans	—	285,800	5,054,400
Shares retired	(40,000,000)	—	—
Shares purchased for treasury	(464,939,509)	(474,184,113)	(447,045,982)
Shares sold or distributed from treasury	484,569,718	444,869,642	441,866,442

Common shares outstanding, end of year	565,077,163	585,446,954	614,475,625

      Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second buy-back program started in September 2003. All such transactions were recorded in shareholders’ equity and no revenue was recorded in connection with these activities.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Authorized and Conditional Capital

      Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2003, Deutsche Bank had authorized but unissued capital of € 686,000,000 which may be issued at various dates through April 30, 2008 as follows:

		Authorized Capital
		excluding Shareholders’
Authorized Capital		Pre-Emptive Rights	Expiration Date

€ 300,000,000		—	April 30, 2004
—		€30,000,000	May 31, 2005
€ 128,000,000	(1)	—	April 30, 2006
€ 100,000,000		—	April 30, 2007
€ 128,000,000	(1)	—	April 30, 2008

(1)	Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.

     Deutsche Bank also had conditional capital of € 226,173,391. Conditional capital includes various instruments that may potentially be converted into common shares. At December 31, 2003, € 80,000,000 of conditional capital was available for participatory certificates with warrants and/or convertible participatory certificates, bonds with warrants, and convertible bonds which may be issued in one or more issuances on or before April 30, 2004. In addition, € 51,200,000 was for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005 under the DB Global Partnership Plan. Also, the Board of Managing Directors was authorized at the shareholders’ meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003. For this purpose there was a conditional capital of € 30,973,391 of which € 9,292,250 was used under the DB Global Share Plan. These plans are described below.

Share-Based Compensation

      Effective January 1, 2003, the Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB 25. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note 1 for a discussion on the Group’s accounting for share-based compensation.

      In accordance with the requirements of SFAS 123, the pro forma disclosures relating to net income and earnings per common share as if the Group had always applied the fair-value-based method are provided in Note 1.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Group’s share-based compensation plans currently used for granting new awards are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail in the text that follows.

				Equity or	Performance
		Vesting	Expense	Equity	Options/Partnership
Plan Name	Eligibility	Period*	Treatment	Units	Appreciation Rights

Share-based Compensation Plans
Restricted Equity Units	Select Executives	4.5 yrs	(4)	X
DB Global Partnership Plan
DB Equity Units
—as bonus grants	Select Executives	2 yrs	(3)	X
—as retention grants	Select Executives	3.5 yrs	(4)	X
Performance Options	Select Executives(1)	4 yrs	(3)		X
Partnership Appreciation Rights	Select Executives(1)	4 yrs	(3)		X
DB Share Scheme
—as bonus grants	Select Employees	3 yrs	(3)	X
—as retention grants	Select Employees	3 yrs	(4)	X
Employee Stock Purchase Plans
DB Global Share Plan
Share Purchases	All Employees(2)	None	(2)	X
Performance Options	All Employees(2)	2 yrs	(4)		X

*	Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.

(1)	Performance options and partnership appreciation rights are granted as a unit.

(2)	Employees electing to purchase shares are granted performance options. German employees and retirees are eligible to purchase shares at a discount, which is recognized as part of compensation expense during the year the shares are purchased.

(3)	The value is recognized during the applicable performance year as part of compensation expense.

(4)	The value is recognized on a straight-line basis over the vesting period as part of compensation expense.

Share-Based Compensation Plans Currently Used For Granting New Awards

Restricted Equity Units

      Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provide the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.

      The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

DB Global Partnership Plan

DB Equity Units

      DB Equity Units (“DB Equity Units”) are deferred share awards, each of which entitles the holder to one of the Group’s common shares approximately three and a half years from the date of the grant. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards is recognized in the applicable performance year as part of compensation earned for that year.

      The Group also grants exceptional awards of DB Equity Units to a selected group of employees as retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of an approximate three and a half year vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

Performance Options

      Performance options (“Performance Options”) are rights to purchase the Group’s common shares. Performance Options are granted with an exercise price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

      Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options will become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group’s common shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options will become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 and therefore, all these options will become exercisable in February 2005 rather than in three equal tranches.

      Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

      Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value-based method. No compensation expense for options awarded for the 2002 and 2001 performance years was recognized in 2002 and 2001, as the market price of the shares on the date of grant did not exceed the exercise price.

Partnership Appreciation Rights

      Partnership Appreciation Rights (“PARs”) are rights to receive a cash award in an amount equal to 20% of the reference price for Performance Options described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

      No compensation expense was recognized for the years ended December 31, 2003, 2002 and 2001 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the reference price described above and is factored into the calculation of the fair value of the option.

DB Share Scheme

      Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses is recognized in the applicable performance year as part of compensation earned for that year. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years.

DB Global Share Plan

Share Purchases

      In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group’s common shares. German employees and retirees were eligible to purchase these shares at a discount. In 2001, eligible employees could purchase up to 60 shares at a discount and retirees in certain geographic regions were eligible to purchase up to 25 shares of the Group’s common shares at a discount. The discount was linked to the Group’s prior year’s earnings. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognizes as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

Performance Options

      In 2003 and 2002, employee participants received for each common share purchased five options. In 2001, employee participants received for each share purchased one option. Each option entitles the participant to purchase one of the Group’s common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

      Generally, a participant must have been working for the Group for at least one year and have an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

      Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method. No compensation expense was recognized for options awarded for the 2002 and 2001 performance years as the market price of the shares on the date of grant did not exceed the exercise price.

Share-Based Compensation Plans No Longer Used for Granting New Awards

Global Equity Plan

      During 1998, 1999 and 2000, certain key employees of the Group participated in the Global Equity Plan (“GEP”) and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Board of Managing Directors gave approval to buy out the outstanding awards at a fixed price.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2001, participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totalling € 490,347,106. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001.

      Compensation expense was recorded using variable plan accounting over the vesting period for awards to participants who did not accept the buy-out offer in 2001. In June 2003, the remaining bonds were redeemed at their nominal value since specific performance criteria for conversion were not met. The Group released € 3 million to earnings related to amounts previously accrued for the GEP Plan.

      In addition, in connection with the buy-out offer in 2001, the Board authorized a special payment to 93 participants in 2003. These participants could not take part in the buy-out offer due to the conditions of the authorization in 2001. The cash payments, which totalled € 9 million in connection with these bonds, were not included in share-based compensation expense.

Stock Appreciation Rights Plans

      The Group has stock appreciation rights plans (“SARs”) which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group’s common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

      Compensation expense on SARs, calculated as the excess of the current market price of the Group’s common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods.

db Share Plan

      Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group’s common shares at a discount under the db Share Plan. In addition, for each share purchased, employee participants received one option which entitled them to purchase one share. Options vested over a period of approximately three years beginning on the date of grant. Following the vesting period, options could be exercised if specific performance criteria were met. The exercise price was determined by applying a performance dependent discount to the average quoted price of a common share on the Frankfurt Stock Exchange on the five trading days before the exercise period started.

      At the date of purchase of the common shares, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant. Compensation expense for the options was recognized using variable plan accounting over the vesting period, and based upon an estimated exercise price for the applicable three-year period and the current market price of the Group’s common shares.

      All remaining db Share Plan options expired unexercised in 2003 because the specific performance criteria were not met. In 2003, the Group released € 20 million to earnings related to amounts previously accrued for the options.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Plans

      The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

Compensation Expense

      The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

	Year ended
	December 31,

	2003	2002	2001

	(€ in millions)

DB Global Partnership(1)	€8	€4	€19
DB Global Share Plan	3	3	4
DB Share Scheme/ Restricted Equity Units	773	469	726
Global Equity Plan	(3)	(6)	302
Stock Appreciation Rights Plans(2)	(13)	35	93
db Share Plan	(20)	(45)	53

Total	€748	€460	€1,197

(1)	Compensation expense for the years ended December 31, 2003, 2002 and 2001 included € 5.9 million, € 3.9 million and € 19 million, respectively, related to DB Equity Units granted in February 2004, February 2003 and February 2002, respectively.

(2)	For the years ended December 31, 2003, 2002 and 2001, net (gains) losses of € (13) million, € 226 million and € 27 million, respectively, from nontrading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership			DB Global Share Plan

			Weighted-			Weighted-
			average			average
	DB Equity	Performance	Exercise		Performance	Exercise
	Units(1)	Options(2)	Price	Shares	Options(3)	Price

Balance at December 31, 2000	—	—	—	—	—	—
Granted	—	—	—	—	176	€87.66
Issued	—	—	—	237	—	—
Forfeited	—	—		—	(1)	€87.66

Balance at December 31, 2001	—	—	—	N/A	175	€87.66
Granted	451	12,156	€89.96	—	2,082	€55.39
Issued	—	—	—	471	—	—
Forfeited	(43)	(392)	€89.96	—	(22)	€57.99

Balance at December 31, 2002	408	11,764	€89.96	N/A	2,235	€57.90
Granted	122	14,615	€47.53	—	1,691	€75.24
Issued	—	—	—	396	—	—
Forfeited	(3)	(490)	€58.58	—	(81)	€57.00

Balance at December 31, 2003	527	25,889	€66.60	N/A	3,845	€65.54

Weighted-average remaining contractual life at:
December 31, 2002		5 years			5 years 9 months

December 31, 2003		4 years 8 months			5 years 4 months

N/A—Not applicable. Participant is fully vested for shares purchased under the DB Global Share Plan.

(1)	The weighted-average grant-date fair value per share of deferred share awards granted in 2003 and 2002 was € 38.62 and € 74.96, respectively.

(2)	The weighted-average grant-date fair value per option, including the PAR, granted during 2003 and 2002 was € 11.97 and € 21.24, respectively. Performance Options and PARs granted in 2003 and 2002 related to the 2002 and 2001 performance year, respectively.

(3)	The weighted-average grant-date fair value per option granted during 2003, 2002 and 2001 was € 9.71, € 12.35 and € 22.76, respectively.

     There were no options exercisable under the DB Global Partnership Plan or the DB Global Share Plan at December 31, 2003.

      In addition, approximately 101,000 DB Equity Units were granted in February 2004 related to the 2003 performance year and included in compensation expense for the year ended December 31, 2003. Approximately 25,000 DB Equity Units were granted as a retention incentive in February 2004 and not included in compensation expense for the year ended December 31, 2003. The weighted-average grant date fair value per DB Equity Unit was € 58.11.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Approximately 115,000 Performance Options and PARs were granted in February 2004 related to the 2003 performance year and included in compensation expense for the year ended December 31, 2003. The weighed-average grant date fair value per option was € 13.02.

      The following table details the distribution of options outstanding:

	Options Outstanding			Options Exercisable

			Weighted-
		Weighted-	average		Weighted-
		average	Remaining		average
Range of	Options	Exercise	Contractual Life	Options	Exercise
Exercise Prices	Outstanding	Price(1)	(in Years)	Exercisable	Price

€ 40.00 - 59.99	16,238	€48.49	5.1	—	N/A
€ 60.00 - 79.99	1,691	€75.24	6.0	—	N/A
€ 80.00 - 99.99	11,805	€89.93	4.1	—	N/A

N/A—Not applicable.

(1)	The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

     The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme and Restricted Equity Units) for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands of shares) broken into two categories in accordance with the Group’s expensing policy. Expense for bonus awards is recognized in the applicable performance year. Expense for retention awards is recognized over the vesting period.

	Bonus	Retention
	Awards(1)	Awards(2)	Total

Balance at December 31, 2000	3,425	6,887	10,312
Granted	6,607	9,495	16,102
Issued	(4,012)	(2,902)	(6,914)
Forfeited	(297)	(176)	(473)

Balance at December 31, 2001	5,723	13,304	19,027
Granted	6,386	12,148	18,534
Issued	(5,603)	(4,243)	(9,846)
Forfeited	(417)	(1,610)	(2,027)

Balance at December 31, 2002	6,089	19,599	25,688
Granted	1,036	26,823	27,859
Issued	(4,439)	(3,210)	(7,649)
Forfeited	(228)	(1,749)	(1,977)

Balance at December 31, 2003	2,458	41,463	43,921

(1)	The weighted-average grant-date fair values per share of deferred share awards granted during 2003, 2002 and 2001 were € 39.61, € 74.96 and € 97.96, respectively.

(2)	The weighted-average grant-date fair values per share of deferred share awards granted during 2003, 2002 and 2001 were € 34.62, € 72.56 and € 66.66, respectively. For the outstanding balance at year-end 2003, the weighted-average grant-date fair value per share was € 47.70 and approximately € 757 million were expensed by year-end 2003.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2004:

      (a)   Approximately 2.1 million shares under the DB Share Scheme with a fair value of € 60.94 per share were awarded as a bonus for the 2003 performance year and included in compensation expense for the year ended December 31, 2003.

      (b)   Approximately 19 million shares under the DB Share Scheme and Restricted Equity Units with an average fair value of € 56.96 were awarded as retention awards.

      The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands of equivalent shares).

	GlobalrEquity	Stock
	BondPlan)	Appreciation	SdbrShare	Planons
		Rights(Plans

Balance at December 31, 2000	17,396	6,508	N/A	3,488
Granted— original	—	16,510	—	—
Exchanged	—	(16,223)	—	—
Granted-new	—	10,328	—	—
Convertible bonds converted	(5,054)	—	—	—
Convertible bonds redeemed	(11,086)	—	—	—
Forfeited	(649)	(195)	—	(12)

Balance at December 31, 2001	607	16,928	N/A	3,476
Granted	—	3	—	—
Issued	—	(30)	—	(1,453)
Convertible bonds converted	(286)	—	—	—
Forfeited	(49)	(555)	—	(170)

Balance at December 31, 2002	272	16,346	N/A	1,853
Granted	—	—	—	—
Issued	—	—	—	—
Convertible bonds redeemed	(269)	—	—	—
Forfeited	(3)	(175)	—	(14)
Expired	—	—	—	(1,839)

Balance at December 31, 2003	—	16,171	N/A	—

N/A—	Not applicable. Participant was fully vested for shares purchased under the db Share Plan.

(1)	Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.

(2)	SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2003 is € 68.71 with an average remaining life of three years.

Fair Value of Share Options Assumptions

      The fair value of share options was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair-value-based method which the Group adopted prospectively effective January 1, 2003. The information for 2002 and 2001 is used to calculate what the effect on net income and earnings per common share would have been if the Group had applied the fair value method as shown in Note 1.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were:

Year ended December 31,	2003	2002	2001

Weighted-average fair value per option	€9.92	€12.03	€21.29
Risk free interest rate	3.52%	3.45%	5.03%
Expected lives (in years)	4.0	4.4	4.5
Dividend yield	1.97%	3.22%	1.55%
Volatility	26.65%	43.2%	32.57%

Note 21— Asset Restrictions and Dividends

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

      Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 451 million and € 450 million at December 31, 2003 and 2002, respectively.

      Under Deutsche Bank’s Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so.

      Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

Note 22— Regulatory Capital

      The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (“BIS”) and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) in cooperation with the Deutsche Bundesbank supervises our compliance with such guidelines. Effective December 31, 2001 the German Federal Financial

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supervisory Authority permitted the Group to calculate its BIS capital adequacy ratios on the basis of financial statements prepared in accordance with U.S. GAAP.

      The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank’s regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the “risk position”). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. These models were approved by the German Federal Financial Supervisory Authority for use in determining the Group’s market risk equivalent component of its risk position. A bank’s regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital. Tier III capital is limited to 250% of the Tier I capital not required to cover counterparty risk.

      The effect of the 1999/2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.8 billion and € 3.0 billion as of December 31, 2003 and 2002, respectively. For the purpose of calculating the regulatory capital, gross unrealized gains on securities available for sale are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (0.9) billion in 2003 and € (2.9) billion in 2002) and the release of deferred tax provisions (€ 2.8 billion in 2003 and € 3.0 billion in 2002) included in retained earnings.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31,

	2003	2002

	(in € millions, except
	percentages)

Risk-weighted positions	€206,142	€231,262
Market risk equivalent(1)	9,530	6,217
Risk position	215,672	237,479
Core capital (Tier I)	21,618	22,742
Supplementary capital (Tier II)	8,253	7,120
Available Tier III capital	—	—
Total regulatory capital	29,871	29,862
Core capital ratio (Tier I)	10.0%	9.6%
Capital ratio (Tier I + II + III)	13.9%	12.6%

(1)	A multiple of the Group’s value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

     In 2003, the Group’s risk position decreased by € 21.8 billion to € 215.7 billion on December 31, 2003. The decrease was driven by several factors, mainly the euro appreciation and reductions in participating interests and tangible assets.

      BIS rules and the German Banking Act require the Group to cover our market price risk as of December 31, 2003, with slightly over € 762 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

      The Group’s U.S. GAAP-based total regulatory capital was € 29.9 billion on December 31, 2003, and core capital (Tier I) was € 21.6 billion, compared to € 29.9 billion and € 22.7 billion on December 31, 2002. The Group’s supplementary capital (Tier II) of € 8.3 billion on December 31, 2003, amounted to 38% of core capital.

      The Group’s capital ratio was 13.9% on December 31, 2003, significantly higher than the 8% minimum required by the BIS guidelines. The core capital ratio was 10.0% in relation to the total risk position (including market risk equivalent).

      Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the German Federal Financial Supervisory Authority and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2003, according to BIS (€ in millions):

Core capital

Common shares	€1,490
Additional paid-in capital	11,147
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, stock awards	16,459
Minority interests	347
Noncumulative trust preferred securities	3,287
Other (equity contributed on silent partnership interests)	572
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,684)

Total Core Capital	€21,618

Supplementary capital

Unrealized gains on listed securities (45% eligible)	€830
Other inherent loss allowance	503
Cumulative preferred securities	831
Subordinated liabilities, if eligible according to BIS	6,089

Total Supplementary Capital	€8,253

      The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act, which are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies, fund management companies or companies outside the finance sector.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23— Interest Revenues and Interest Expense

      The following are the components of interest revenues and interest expense:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Interest revenues:
Interest-earning deposits with banks	€902	€1,469	€2,912
Central bank funds sold and securities purchased under resale agreements	4,857	6,579	8,226
Securities borrowed	1,429	2,809	5,327
Interest income on securities available for sale and other investments	588	1,257	2,682
Dividend income on securities available for sale and other investments	386	385	1,029
Loans	7,649	11,741	17,619
Trading assets	11,286	11,248	15,163
Other	486	293	681

Total interest revenues	€27,583	€35,781	€53,639

Interest expense:
Interest-bearing deposits
Domestic	€1,918	€2,662	€3,169
Foreign	4,662	6,657	12,555
Trading liabilities	5,667	4,410	5,723
Central bank funds purchased and securities sold under repurchase agreements	4,595	7,049	10,829
Securities loaned	430	580	1,902
Other short-term borrowings	598	705	1,636
Long-term debt	3,766	6,362	8,918
Trust preferred securities	100	170	287

Total interest expense	€21,736	€28,595	€45,019

Net interest revenues	€5,847	€7,186	€8,620

Note 24— Insurance Business

      The following are the components of other assets related to insurance business:

	December 31,

	2003	2002

	(€ in millions)

Investment under unit-linked business	€7,967	€7,514
Deferred acquisition costs	21	17
Other	261	266

Total other assets related to insurance business	€8,249	€7,797

      All other assets of the Group’s insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following are the components of insurance policy claims and reserves:

	December 31,

	2003	2002

	(€ in millions)

Benefit reserves	€437	€418
Reserve for unit-linked business	7,967	7,514
Other insurance provisions and liabilities	667	625

Total insurance policy claims and reserves	€9,071	€8,557

Note 25— Pension and Other Employee Benefit Plans

      The Group provides retirement arrangements covering the majority of its subsidiaries and employees working in Germany, the United Kingdom, the United States, Spain, Italy, Belgium, France, the Netherlands and Asia. The majority of beneficiaries of the retirement arrangements are principally located in Germany. The value of a participant’s accrued benefit is based primarily on each employee’s salary and length of service.

      Plans in Germany, the United Kingdom, the United States, Belgium, France, the Netherlands and Asia are generally funded, while the Spanish and Italian plans are unfunded.

      During 2003, the Group contributed € 170 million to its qualified U.K. pension plans and € 196 million to its qualified German pension schemes, € 136 million and € 76 million of which were discretionary contributions, respectively. In December 2002, the Group began funding the majority of its pension plans in Germany and contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totalling € 3.5 billion. In addition, during 2002, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively.

      The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

      In addition, the Group’s affiliates offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are located in the United States and the United Kingdom. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

      The Group uses a measurement date of September 30 for plans in the United Kingdom, the United States and Japan. All other plans have a December 31 measurement date. All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables provide a reconciliation of the changes in the Group’s plans’ benefit obligation and fair value of assets over the two-year period ended December 31, 2003 and a statement of the funded status as of December 31 for each year:

	Pension		Postretirement
	Benefits		Benefits

	2003	2002	2003	2002

	(€ in millions)

Change in benefit obligation:
Benefit obligation at beginning of year	€6,653	€6,772	€160	€151
Service cost	279	323	8	4
Interest cost	375	384	9	8
Plan amendments	4	11	3	20
Acquisitions/divestitures	(2)	(55)	—	5
Actuarial loss (gain)	247	(194)	11	5
Benefits paid	(319)	(282)	(12)	(12)
Curtailment/settlement	(46)	4	(2)	—
Foreign currency exchange rate changes	(271)	(310)	(29)	(21)

Benefit obligation at end of year	€6,920	€6,653	€148	€160

Change in plan assets:
Fair value of plan assets at beginning of year	€6,296	€2,369	€—	€—
Actual return on plan assets	546	(289)	—	—
Employer contributions(1)	560	4,493	11	12
Benefits paid	(295)	(103)	(11)	(13)
Curtailment/settlement	(30)	67	—	1
Foreign currency exchange rate changes	(276)	(241)	—	—

Fair value of plan assets at end of year	€6,801	€6,296	€—	€—

Funded status	€(119)	€(357)	€(148)	€(160)
Unrecognized net actuarial loss (gain)	838	893	14	(13)
Unrecognized prior service cost (benefit)	9	(1)	10	15
Unrecognized transition obligation	14	1	—	—

Net amount recognized at end of year	€742	€536	€(124)	€(158)

(1)	Amount for 2003 includes € 170 million and € 196 million contributed to the Group’s U.K. and German pension plans, respectively. Amount for 2002 includes € 3.9 billion, € 300 million and € 115 million contributed to the Group’s German, U.K. and U.S. pension plans, respectively.

     The following amounts were recognized in the Consolidated Balance Sheet:

	Pension		Postretirement
	Benefits		Benefits

	2003	2002	2003	2002

	(€ in millions)

Prepaid pension costs	€1,001	€951	€—	€—
Accrued benefit costs	(259)	(415)	(124)	(158)
Accumulated other comprehensive income	—	(8)	—	—

Net amount recognized	€742	€528	€(124)	€(158)

      The accumulated benefit obligation for all defined benefit pension plans was € 6.4 billion and € 6.0 billion at December 31, 2003 and 2002, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table shows the information for defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

	December 31,

	2003	2002

	(€ in millions)

Projected benefit obligation	€374	€1,454
Accumulated benefit obligation	329	1,367
Fair value of plan assets	103	1,084

      The Group’s pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

		Percentage
		of Plan
	Target	Assets at
	Allocation	December 31,

Asset Category	2004	2003	2002

Equity securities	20%	27%	25%
Debt securities	75	65	61
Real estate and Other	5	8	14

Total	100%	100%	100%

      The Group’s pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. In the last quarter of 2003, the average equity share of the portfolios was reduced from 35% to below 30% and a further reduction to 20% is targeted by April 2004. The lengthening of the average duration of the fixed income portfolio is expected to be achieved by December 2004. Implementation of the investment strategy may be limited by the regulatory and legal framework applicable to the particular pension plans. The asset allocation of each of the Group’s pension plans is reviewed regularly.

      The Group expects to contribute approximately € 250 million to its pension plans in 2004, representing expected service costs in 2004.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Benefits expense for the years ended December 31, 2003, 2002 and 2001, included the following components:

				Postretirement
	Pension Benefits			Benefits

	2003	2002	2001	2003	2002	2001

	(€ in millions)

Service cost	€279	€323	€309	€8	€4	€4
Interest cost	375	384	367	9	8	10
Expected return on plan assets	(409)	(175)	(197)	—	—	—
Actuarial loss (gain) recognized	66	39	1	—	—	(1)
Settlement/curtailment	(7)	4	4	—	—	—
Amortization of unrecognized transition obligation (asset)	(9)	(10)	(10)	—	—	—

Total defined benefit plans	€295	€565	€474	€17	€12	€13

Defined contribution plans	167	228	175	—	—	—

Net periodic benefit expense	€462	€793	€649	€17	€12	€13

      The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country’s respective defined benefit and postretirement benefit plans:

				Postretirement
	Pension Benefits			Benefits(1)

	2003	2002	2001	2003	2002	2001

Discount rate in determining expense	5.4%	5.7%	6.4%	6.0%	6.7%	7.2%
Discount rate in determining benefit obligations at year-end	5.5%	5.8%	6.1%	5.9%	6.7%	7.2%
Rate of increase in future compensation levels for determining expense	3.5%	3.0%	3.4%	N/A	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	3.3%	2.0%	2.5%	N/A	N/A	N/A
Expected long-term rate of return on assets	5.6%	6.7%	8.1%	N/A	N/A	9.0%

N/A— Not applicable

(1)	The weighted-average actuarial assumptions for the postretirement plans reflect the assumptions used in the United States and the United Kingdom where the Group’s postretirement plans are located.

     The expected return on the Group’s defined benefit pension plans’ assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. This percentage is applied against the target assets in each category to arrive at an expected total return. Using this so-called “building block” approach globally ensures that the Group has a consistent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions. The determination of the expected return on plan assets for 2004 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return. An additional risk premium of 3.0%, 1.0% and 1.5% was then added to the risk-free return for equities, debt securities and real estate, respectively. For cash, the Group

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated the expected return to be equivalent to the yield of a short-term (two to three years) bond for the applicable country.

      In determining postretirement benefits expense, an annual weighted-average rate of increase of 8.0% in the per capita cost of covered health care benefits was assumed for 2004. The rate is assumed to decrease gradually to 5.0% by 2007 and remain at that level thereafter.

      Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s retiree health care plans:

	One-		One-
	Percentage		Percentage
	Point		Point
	Increase		Decrease

	2003	2002	2003	2002

	(€ in millions)

Effect on total of service and interest cost components	€3	€2	€(2)	€(2)
Effect on accumulated postretirement benefit obligation	18	18	(16)	(15)

      In January 2004, the FASB issued Staff Position 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP”). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP permits an entity to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

      The Group has elected to defer recognition of the effects of the Act in accounting for its postretirement plans under SFAS 106, and the postretirement benefit obligations and expense reported in the accompanying financial statements and footnotes do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that the Group change previously reported information.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 26— Income Taxes

      The components of income taxes (benefits) follow:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Current:
Domestic	€305	€215	€486
Foreign	968	494	1,102

Total current	€1,273	€709	€1,588
Deferred:
Domestic	€37	€2,992	€100
Foreign	232	(512)	(259)

Total deferred	€269	€2,480	€(159)

Total	€1,542	€3,189	€1,429

      The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group’s actual income tax expense:

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Expected tax expense at German statutory income tax rate of 40.5% (39.2% for 2002 and 2001)	€1,116	€1,391	€707
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Effect of changes of German tax law	154	—	—
Domestic tax rate differential on dividend distribution	1	(65)	—
Tax-exempt gains on securities and other income	(637)	(1,824)	(1,077)
Foreign tax-rate differential	(298)	87	(146)
Change in valuation allowance	99	254	286
Nondeductible expenses	647	223	354
Goodwill amortization/impairment	46	24	363
Tax credit related to domestic dividend received	(1)	(7)	(109)
Tax rate differential on (income) loss on equity method investments	171	348	143
Other	29	(59)	(87)

Actual income tax expense	€1,542	€3,189	€1,429

      Effective from January 1, 2001, the corporate tax rate was reduced from 40% on retained earnings and 30% on distributed earnings to a single 25% rate. The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2003 and 2002 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that will reverse after 2003 will revert to 39.2%.

      For the years ended December 31, 2003, 2002 and 2001, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

led to income tax expense of € 215 million, € 2,817 million and € 995 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders’ equity.

      The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2003, 2002 and 2001, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.8 billion, € 3.0 billion and € 5.9 billion, respectively.

      The enactment of the German Act for the reduction of Tax Allowances and Exemptions in May 2003 provided a minimum taxation for trade tax purposes which resulted in a catch-up tax expense of € 107 million. In December 2003, the German Federal Government modified the taxation of capital gains and dividends with the 2004 Tax Reform Act by treating 5% of any tax-exempt dividend and tax-exempt capital gains as non-tax deductible for corporation tax purposes. The new rules applicable from 2004 resulted in an additional tax expense of € 47 million.

      The tax effects of each type of temporary difference and carryforward that give rise to significant portions of deferred income tax assets and liabilities are the following:

	December 31,

	2003	2002

	(€ in millions)

Deferred income tax assets:
Trading activities	€13,612	€12,298
Net operating loss carryforwards and tax credits	2,513	2,632
Property and equipment, net	521	673
Other assets	4,097	2,253
Allowance for loan losses	265	152
Other provisions	590	593

Total deferred income tax assets	€21,598	€18,601
Valuation allowance	(964)	(949)

Deferred tax assets after valuation allowance	€20,634	€17,652

Deferred income tax liabilities:
Trading activities	€16,482	€13,197
Property and equipment, net	546	689
Securities valuation	82	82
Other liabilities	1,156	858

Total deferred income tax liabilities	€18,266	€14,826

Net deferred income tax assets	€2,368	€2,826

      Included in other assets and other liabilities at December 31, 2003 and 2002 are deferred tax assets of € 3.6 billion and € 3.9 billion and deferred tax liabilities of € 1.3 billion and € 1.1 billion, respectively.

      Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carryforwards and tax credits available to reduce future tax expense. The net operating loss carryforwards at December 31, 2003 were € 6.2 billion of which € 3.8 billion have no expiration date and € 2.4 billion expire at various dates extending to 2023. Tax credits were € 265 million of which € 133 million will expire in 2004 and € 13 million will expire in

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 and € 119 million have other expiration dates. The Group has established a valuation allowance where realization of those losses and credits is not likely.

      The Group did not provide income taxes or foreign withholding taxes on € 5.4 billion of cumulative earnings of foreign subsidiaries as of December 31, 2003 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

Note 27—	Earnings Per Common Share

      Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the sum of the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

      Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, unvested deferred share awards and certain forward contracts.

      The following table sets forth the computation of basic and diluted earnings per share (€ in millions, except per share amounts):

	Year ended December 31,

	2003	2002	2001

Income before cumulative effect of accounting changes, net of tax	€1,214	€360	€374
Cumulative effect of accounting changes, net of tax	151	37	(207)

Numerator for basic earnings per share— net income	€1,365	€397	€167
Denominator for basic earnings per share— weighted-average shares outstanding	559.3	615.9	619.8
Effect of dilutive securities:
Derivatives	11.3	4.4	0.8
Convertible bonds	—	0.1	0.2
Deferred shares	19.1	6.1	2.0

Dilutive potential common shares	30.4	10.6	3.0
Denominator for diluted earnings per share— adjusted weighted-average shares after assumed conversions	589.7	626.5	622.8

      The diluted EPS computations do not include the antidilutive effect of the following potential common shares:

	Year ended
	December 31,

	2003	2002	2001

	(€ in millions)

Forward purchase contracts	—	—	33.5
Forward sale contracts	3.1	26.0	9.7
Put options sold	—	0.4	0.1
Call options sold	1.3	0.3	—
Stock compensation awards	15.5	0.2	—

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended
	December 31,

	2003	2002	2001

	(€ in millions)

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	€2.17	€0.58	€0.60
Cumulative effect of accounting changes, net of tax	0.27	0.06	(0.33)

Net income	€2.44	€0.64	€0.27

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	€2.06	€0.57	€0.60
Cumulative effect of accounting changes, net of tax	0.25	0.06	(0.33)

Net income	€2.31	€0.63	€0.27

Note 28— Business Segments and Related Information

      The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Organizational Structure

      In order to best serve the Group’s clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2003, the Group Divisions were:

      The Corporate and Investment Bank (CIB) combines the Group’s corporate banking and securities activities (including sales and trading, corporate finance, global banking and loan exposure management activities), with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations and sovereign organizations.

      Private Clients and Asset Management (PCAM) combines the Group’s asset management, private wealth management and private and business client activities. As of January 1, 2003, the Group completed a realignment of PCAM. As a consequence of this change, the three previous corporate divisions— Asset Management, Private Banking and Personal Banking— were realigned into two new corporate divisions: Asset and Wealth Management (AWM), and Private and Business Clients (PBC). These two new corporate divisions include the following activities:

•	AWM comprises two business divisions. The existing Asset Management Business Division (AM) focuses on managing assets on behalf of institutional clients, including pension funds, and providing mutual funds and other investment vehicles for private individuals. The new business division Private Wealth Management (PWM) focuses, globally, on the specific needs of demanding high net worth clients, their families and selected institutions. These clients were previously served within the former Private Banking Corporate Division.

•	PBC serves clients previously served by Personal Banking, together with Private Banking clients not served by Private Wealth Management and small corporate customers. PBC focuses on three core European markets: Germany, Italy and Spain.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Corporate Investments (CI) combines the management of the Group’s industrial holdings, private equity investments, and other corporate principal investment activities.

      In addition to these three group divisions, Deutsche Bank’s organization includes a Corporate Center, which supports cross-divisional management and leadership. As of January 1, 2003, all support activities, previously grouped under DB Services, were realigned either into the group divisions or into the Corporate Center. These units provided corporate services, information technology, consulting and transaction services to the entire organization. The goal of this realignment is to incorporate business-related support activities directly into the relevant business areas.

Changes in Management Responsibility

      During 2003, management responsibility changed for the following significant businesses:

•	The Private Clients Services business was transferred from the Corporate Banking & Securities Corporate Division to the Asset and Wealth Management Corporate Division.

•	Small corporate German customers, previously assigned to the Corporate Banking & Securities Corporate Division, were transferred to the Private & Business Clients Corporate Division in context of the PCAM realignment.

•	The Private Equity Fund of Funds Group and the third party funds business in Australia were transferred from the Corporate Investments Group Division to the Asset and Wealth Management Corporate Division.

•	The Italian financial advisor network (“Finanza & Futuro Banca”), previously reported under Asset Management, was transferred to the corporate division Private & Business Clients.

      Prior periods have been restated to conform to the current year’s presentation.

Impact of Acquisitions and Divestitures During 2003

      The effects of significant acquisitions and divestitures on segmental results are described below:

•	In July 2003, the Group sold its investments in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formally SMATcom GmbH), which were included in the Corporate Investments Group Division.

•	In March 2003, the Group completed the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank. The majority of the business was included in the corporate division Asset and Wealth Management.

•	In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division.

•	In January 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation.

•	In January 2003, the Group sold substantial parts of its Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services) and Agency Securities Lending which were previously included in the Global Transaction Banking Corporate Division.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, the sale included Domestic Custody and Securities Clearing in the U.S. and the United Kingdom.

•	In January 2003, the German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group’s share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group’s former mortgage banking subsidiary “EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank” with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. Since the merger, EUROHYPO AG was included in the Corporate Investment Group Division. The Group has accounted for this investment under the equity method.

Changes in the Format of Segment Disclosure

      The most significant changes are as follows:

•	The Group now discloses “underlying pre-tax profit”, and the ratios “underlying cost/income ratio” and “underlying return on average active equity” (pre-tax) for its segments.

•	The Group now includes severance payments and minority interest in underlying pre-tax profit. These items had been excluded from the previously disclosed “Income before nonoperating costs”. In addition, the Group now includes severance payments in the “operating cost base”.

•	The Group, therefore, now separately discloses goodwill impairment/amortization, restructuring activities, minority interest and severance payments in order to provide more transparency. Previously these items were combined under the definition “nonoperating costs”.

•	The Group has refined some revenue components to reflect current business practice. For instance, revenues from insurance business are no longer disclosed separately, as the major part of it was sold in the second quarter of 2002.

      Prior periods have been restated to conform to the current year’s presentation.

Definitions of Financial Measures Used in the Format of Segment Disclosure

      In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

•	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment/amortization.

•	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/amortization and specific revenue items as referred to in the table for such segment.

•	Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding specific revenue items, net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

•	Average active equity: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

indefinite lifetimes as well as the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects and average dividends.

•	Underlying return on average active equity in %: Underlying pre-tax profit as a percentage of average active equity. RoE in %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

      Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. The Group has excluded the following items in deriving the above measures for the following reasons.

•	Net gains (losses) from businesses sold/held for sale: Gains or losses are excluded from the calculations of underlying revenues and underlying pre-tax profit because they do not represent results of the Group’s continuing businesses.

•	Net gains (losses) from securities available for sale/industrial holdings (including hedging): Net gains or losses related to several financial holdings investments and to the Group’s portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group’s customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.

•	Significant equity pick-ups/net gains and losses from investments: This item includes significant net gains/losses from equity method investments and other significant investments. They are excluded in the calculation of underlying revenues and underlying pre-tax profit since they reflect results that are not related to the Group’s customer-driven businesses.

•	Net gains (losses) on the sale of premises: This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non- core activities pursuant to the Group’s transformation strategy.

•	Policyholder benefits and claims: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits. Following the disposition of most of the Group’s insurance operations in early 2002, the size of this item has decreased significantly.

•	Provision for off-balance sheet positions: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Change in measurement of other inherent loan loss allowance: In the third quarter of 2002, the Group took a charge of € 200 million to reflect a refinement in the measurement of the other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience.

•	Restructuring activities and Goodwill impairment/amortization are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the day-to-day business operations and therefore not indicative of trends.

•	Minority interest: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder’s portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.

•	Adjustments to calculate average active equity: The items excluded from average total shareholders’ equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders’ equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders’ equity for the effect of paying a dividend once a year following approval at the general shareholders’ meeting.

Framework of the Group’s Management’s Reporting Systems

      Business segment results are determined based on the Group’s internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group’s U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore should be considered in making any comparisons with those institutions. Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

      The management reporting systems follow the “matched transfer pricing concept” in which the Group’s external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors which have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment’s allocated average active equity, and is included in the segment’s net interest revenues.

      The Group further refined its framework of allocating average active equity to the segments. The overriding objective remains to link the allocation mechanism with the economic risk positions of a segment. Hence, to further increase the risk sensitivity of the framework and to explicitly assign the respective intangibles by division, the Group decided to include goodwill and other intangible assets with indefinite lives along with economic capital

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

as additional drivers of the book equity allocation. In 2002, the combined average goodwill/intangible assets and average economic risk positions approximated the average active book equity. Therefore, the € 3.8 billion average active equity formerly recorded in “Consolidation & Adjustments” was allocated to the segments when restating the full year 2002.

      Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally contractually agreed and are either determined based upon “price per unit” (for areas with countable services) or “fixed price” or “agreed percentages” (for all areas without countable services).

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segmental Results of Operations

      The following tables present the results of the business segments for the years ended December 31, 2003, 2002 and 2001. Numbers may not add up due to rounding.

	Year ended December 31, 2003

								Total
							Corporate	Management
	Corporate and Investment Bank			Private Clients and Asset Management			Investments	Reporting

	Corporate	Global		Asset and
	Banking &	Transaction		Wealth	Private &
	Securities	Banking	Total	Management	Business Clients	Total

	(€ in millions, except percentages)
Net revenues(1)	€11,710	€2,469	€14,180	€3,841	€4,385	€8,226	€(916)	€21,490
Provision for loan losses	750	2	752	2	322	325	36	1,113
Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)

Total provision for credit losses	759	(51)	707	(1)	322	321	35	1,063

Operating cost base(2)	8,226	1,735	9,961	3,092	3,606	6,698	681	17,340
Policyholder benefits and claims	—	—	—	21	—	21	—	21
Minority interest	13	—	13	13	2	15	(31)	(3)
Restructuring activities	(23)	(6)	(29)	—	—	—	—	(29)
Goodwill impairment	—	—	—	—	—	—	114	114

Total noninterest expenses(4)	8,216	1,729	9,946	3,126	3,607	6,734	763	17,442

Income (loss) before income taxes(5)	2,735	791	3,527	715	456	1,172	(1,714)	2,984

Add (deduct):
Net (gains)/ losses from business sold/held for sale	—	(583)	(583)	(55)	4	(51)	141	(494)
Significant equity pick-ups/net (gains)/ losses from investments	—	—	—	—	—	—	938	938
Net (gains)/ losses on securities available for sale/ industrial holdings including hedging	—	—	—	—	—	—	184	184
Net (gains)/ losses on the sale of premises	—	—	—	—	—	—	107	107
Restructuring activities	(23)	(6)	(29)	—	—	—	—	(29)
Goodwill impairment	—	—	—	—	—	—	114	114

Underlying pre-tax profit (loss)	€2,712	€202	€2,914	€660	€459	€1,119	€(232)	€3,802

Cost/income ratio in %	70	70	70	81	82	82	N/M	81
Underlying cost/ income ratio in %	70	92	73	82	82	82	150	78
Assets(3)(6)	€693,414	€16,709	€681,722	€48,138	€78,477	€124,606	€18,987	€795,818
Expenditures for additions to long-lived assets	€391	€99	€490	€36	€47	€82	€141	€713
Risk-weighted positions (BIS risk positions)	€127,449	€10,166	€137,615	€12,170	€51,244	€63,414	€13,019	€214,048
Average active equity(7)	€12,849	€1,409	€14,258	€6,324	€1,521	€7,844	€5,236	€27,338
Return on average active equity in %	21	56	25	11	30	15	(33)	11
Underlying return on average active equity in %	21	14	20	10	30	14	(4)	14

N/ M— Not meaningful
(1) Includes:
Net interest revenues	2,502	642	3,144	290	2,377	2,666	142	5,952
Net revenues from external customers	11,601	2,602	14,202	4,053	4,092	8,145	(963)	21,384
Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
Net income (loss) from equity method investments	163	(1)	163	166	—	166	(757)	(428)
(2) Includes:
Depreciation, depletion and amortization	386	100	486	81	136	218	65	769
Severance payments	192	66	258	79	314	393	20	671
(3) Includes:
Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848
(4) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(5) Before cumulative effect of accounting changes.
(6) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of the group divisions compared to Total Management Reporting.
(7) For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2002

								Total
							Corporate	Management
	Corporate and Investment Bank			Private Clients and Asset Management			Investments	Reporting

	Corporate	Global		Asset and	Private &
	Banking &	Transaction		Wealth	Business
	Securities	Banking	Total	Management	Clients	Total

	(€ in millions, except percentages)
Net revenues(1)	€11,164	€2,612	€13,776	€3,747	€5,772	€9,518	€3,000	€26,295
Provision for loan losses	1,706	6	1,712	23	201	224	155	2,091
Provision for off-balance sheet positions	83	(52)	31	—	(1)	(1)	(11)	18

Total provision for credit losses	1,788	(46)	1,742	23	200	223	144	2,110

Operating cost base(2)	8,710	2,200	10,909	3,243	3,880	7,123	1,228	19,260
Policyholder benefits and claims	—	—	—	35	650	685	—	685
Minority interest	8	—	8	25	7	32	3	43
Restructuring activities	316	26	342	—	240	240	1	583
Goodwill impairment	—	—	—	—	—	—	62	62

Total noninterest expenses(4)	9,034	2,226	11,259	3,303	4,777	8,080	1,293	20,632

Income (loss) before income taxes(5)	342	433	774	421	794	1,215	1,563	3,553

Add (deduct):
Net (gains)/ losses from business sold/held for sale	—	—	—	(8)	(503)	(511)	(18)	(529)
Significant equity pick-ups/net (gains)/ losses from investments	—	—	—	—	—	—	1,197	1,197
Net (gains)/ losses on securities available for sale /industrial holdings including hedging	—	—	—	—	—	—	(3,659)	(3,659)
Change in measurement of other inherent loss allowance	200	—	200	—	—	—	—	200
Restructuring activities	316	26	342	—	240	240	1	583
Goodwill impairment	—	—	—	—	—	—	62	62

Underlying pre-tax profit (loss)	€858	€458	€1,316	€413	€532	€945	€(855)	€1,406

Cost/income ratio in %	81	85	82	88	83	85	43	78
Underlying cost/ income ratio in %	78	84	79	88	84	86	N/M	85
Assets(3)(6)	€629,975	€25,098	€642,127	€37,642	€74,039	€109,394	€26,536	€750,238
Expenditures for additions to long-lived assets	€374	€104	€478	€199	€44	€244	€332	€1,054
Risk-weighted positions (BIS risk positions)	€142,211	€12,949	€155,160	€11,800	€47,690	€59,490	€19,219	€233,870
Average active equity(7)	€14,798	€2,073	€16,871	€6,337	€1,513	€7,850	€6,522	€31,243
Return on average active equity in %	2	21	5	7	52	15	24	11
Underlying return on average active equity in %	6	22	8	7	35	12	(13)	5

N/ M—Not meaningful
(1) Includes:
Net interest revenues	3,519	874	4,393	92	2,653	2,745	44	7,181
Net revenues from external customers	11,120	2,736	13,856	3,879	5,536	9,416	2,909	26,181
Net intersegment revenues	43	(124)	(80)	(133)	236	103	91	114
Net income (loss) from equity method investments	(32)	1	(31)	141	20	162	(1,034)	(903)
(2) Includes:
Depreciation, depletion and amortization	474	143	617	103	224	327	132	1,076
Severance payments	242	18	260	87	49	136	19	416
(3) Includes:
Equity method investments	571	38	609	1,154	19	1,173	3,944	5,725
(4) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(5) Before cumulative effect of accounting changes.
(6) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of the group divisions compared to Total Management Reporting.
(7) For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2001

				Private Clients and Asset
	Corporate and Investment Bank			Management
								Total
	Corporate				Private		Corporate	Management
	Banking	Global		Asset and	&		Investments	Reporting
	&	Transaction		Wealth	Business
	Securities	Banking	Total	Management	Clients	Total

	(€ in millions, except percentages)
Net revenues(1)	€14,019	€2,943	€16,963	€3,247	€7,759	€11,006	€1,923	€29,892
Provision for loan losses	630	(19)	611	12	193	205	199	1,015
Provision for off-balance sheet positions	5	(34)	(29)	—	—	—	3	(26)

Total provision for credit losses	636	(53)	582	12	193	205	201	988

Operating cost base(2)	10,850	2,447	13,297	3,004	4,742	7,746	1,365	22,408
Policyholder benefits and claims	—	—	—	48	2,898	2,946	—	2,946
Minority interest	13	2	15	36	18	54	18	86
Restructuring activities	176	37	213	61	20	81	—	294
Goodwill amortization	425	66	490	197	36	233	135	858

Total noninterest expenses(4)	11,463	2,552	14,016	3,346	7,715	11,060	1,517	26,593

Income (loss) before income taxes(5)	1,920	444	2,365	(110)	(149)	(259)	204	2,310
Add (deduct):
Net (gains)/losses from business sold/held for sale	(180)	—	(180)	—	—	—	80	(100)
Significant equity pick-ups/net (gains)/losses from investments	—	—	—	—	—	—	1,292	1,292
Net (gains)/losses on securities available for sale /industrial holdings including hedging	—	—	—	—	—	—	(2,259)	(2,259)
Net (gains)/losses on the sale of premises	—	—	—	—	—	—	(233)	(233)
Restructuring activities	176	37	213	61	20	81	—	294
Goodwill amortization	425	66	490	197	36	233	135	858

Underlying pre-tax profit (loss)	€2,341	€548	€2,889	€147	€(92)	€55	€(781)	€2,163

Cost/income ratio in %	82	87	83	103	99	100	79	89
Underlying cost/income ratio in %	78	83	79	94	98	96	170	87
Assets(3)(6)	€661,019	€23,562	€673,720	€36,017	€96,419	€131,573	€121,006	€898,046
Expenditures for additions to long-lived assets	€648	€115	€763	€31	€113	€144	€133	€1,040
Risk-weighted positions (BIS risk positions)	€166,400	€18,256	€184,656	€14,393	€45,360	€59,753	€56,202	€300,612
Average active equity(7)	€15,534	€2,681	€18,216	€4,043	€1,615	€5,659	€6,904	€30,778
Return on average active equity in %	12	17	13	(3)	(9)	(5)	3	8
Underlying return on average active equity in %	15	20	16	4	(6)	1	(11)	7

(1) Includes:
Net interest revenues	3,744	1,012	4,756	154	3,369	3,523	108	8,386
Net revenues from external customers	14,053	3,005	17,058	3,473	7,437	10,910	1,801	29,769
Net intersegment revenues	(33)	(62)	(95)	(226)	322	96	122	123
Net income (loss) from equity method investments	(27)	—	(27)	(11)	3	(8)	(341)	(376)
(2) Includes:
Depreciation, depletion and amortization	485	138	623	91	318	410	84	1,117
Severance payments	259	42	302	33	72	105	13	420
(3) Includes:
Equity method investments	1,094	—	1,094	1,021	126	1,147	2,885	5,126
(4) Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
(5) Before cumulative effect of accounting changes.
(6) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of the group divisions compared to Total Management Reporting.
(7) For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2003, 2002 and 2001, respectively:

	Corporate and Investment
	Bank Year ended
	December 31,

	2003	2002	2001

	(€ in millions)

Sales & Trading (equity)	€3,091	€2,473	€3,768
Sales & Trading (debt and other products)	6,069	5,567	5,944

Total Sales & Trading	9,160	8,040	9,712
Origination (equity)	486	355	494
Origination (debt)	555	409	460

Total Origination	1,041	764	954
Advisory	470	528	579
Loan products	1,471	2,134	2,752
Transaction services	1,886	2,612	2,943
Other	152	(302)	22

Total	€14,180	€13,776	€16,963

	Private Clients and
	Asset Management
	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Portfolio/fund management	€2,615	€2,730	€2,168
Brokerage	1,591	1,515	1,685
Loan/deposit products	2,330	2,425	2,471
Payments, account & remaining financial services	823	849	889
Other	867	2,000	3,794

Total	€8,226	€9,518	€11,006

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

      The following tables provide a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,

	2003			2002			2001

	Total	Consoli-		Total	Consoli-		Total	Consoli-
	Manage-	dation &		Manage-	dation &		Manage-	dation &
	ment	Adjust-	Total	ment	Adjust-	Total	ment	Adjust-	Total
	Reporting	ments	Consolidated	Reporting	ments	Consolidated	Reporting	ments	Consolidated

	(€ in millions)

Net revenues(1)	€21,490	€(222)	€21,268	€26,295	€252	€26,547	€29,892	€(351)	€29,541
Provision for loan losses	1,113	—	1,113	2,091	—	2,091	1,015	9	1,024
Provision for off-balance sheet positions	(50)	—	(50)	18	(1)	17	(26)	(4)	(30)

Total provision for credit losses	1,063			2,110			988

Noninterest expenses(2)	17,442	7	17,449	20,632	258	20,890	26,593	150	26,744

Income (loss) before income taxes (3)	€2,984	€(228)	€2,756	€3,553	€(4)	€3,549	€2,310	€(507)	€1,803

Assets	€795,818	€7,796	€803,614	€750,238	€8,117	€758,355	€898,046	€20,176	€918,222

Risk-weighted positions (BIS risk positions)	€214,048	€1,625	€215,672	€233,870	€3,609	€237,479	€300,612	€4,468	€305,079

Average active equity	€27,338	€48	€27,386	€31,243	€2	€31,245	€30,778	€—	€30,778

(1)	Net interest revenues and noninterest revenues.

(2)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

(3)	Before cumulative effect of accounting changes.

     The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

      Loss before income taxes was € 228 million in 2003, € 4 million in 2002 and € 507 million in 2001.

      Net revenues included the following items:

•	Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (200) million in 2003, € 100 million in 2002 and € (200) million in 2001.

•	Trading results from the Group’s own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 200 million in each of the years 2003 and 2002 within Consolidation & Adjustments.

•	Debits related to the elimination of Group-internal rental income were € (106) million in 2003, € (115) million in 2002 and € (122) million in 2001.

•	Insurance premiums of € 79 million in each of the years 2003 and 2002 and of € 39 million in 2001 were primarily related to the Group’s re-insurance subsidiary which is not managed by an individual business segment.

•	Mark-to-market losses for hedges related to share-based compensation plans were approximately € (100) million in 2002 and € (300) million in 2001.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/ liabilities and results from hedging capital of certain foreign subsidiaries.

      Provisions for loan losses and provision for off-balance sheet provisions included no material items in each of the reported years.

      Noninterest expenses reflected the following items:

•	Credits related to the elimination of Group-internal rental expenses were € 106 million in 2003, € 115 million in 2002 and € 122 million in 2001.

•	Policyholder benefits and claims of € 89 million in 2003, € 74 million in 2002 and € 56 million in 2001 were primarily related to the Group’s re-insurance subsidiary which is not managed by an individual business segment.

•	Credits related to certain share-based compensation plans of approximately € 100 million in each of the years 2002 and 2001 were not allocated to the business segments.

•	Buy-out costs for the Global Equity Plan amounted to approximately € (100) million in 2001.

•	The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments. 2002 included charges for certain legal-related provisions of approximately € 170 million.

      Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

      Average active equity assigned to Consolidation and Adjustments was not material for each of the reported years.

Total net Revenues (net of Provision for Loan Losses) by Geographical Location

      The following table presents total net revenues (net of provision for loan losses) by geographical location:

	Year Ended December 31,

	2003	2002	2001

	(€ in millions)
Germany	€5,786	€10,676	€12,788
Europe (excluding Germany)(1)	7,294	6,237	7,443
North America (primarily U.S.)	5,058	5,218	6,106
South America	70	175	211
Asia-Pacific	1,947	2,150	1,969

Consolidated net revenues(2)	€20,155	€24,456	€28,517

(1)	Includes revenues from Africa, which were not material in 2003, 2002 and 2001.

(2)	Consolidated total net revenues comprise interest revenues, interest expense, provision for loan losses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 29— Restructuring Activities

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

      The following table presents the activity in the Group’s restructuring programs for the years ended December 31, 2003, 2002, and 2001:

	2002 Plans						2001 Plan

	Group		Scudder		CIB		Group
	Restructuring		Restructuring		Restructuring		Restructuring

	Severance	Other	Severance	Other	Severance	Other	Severance	Other	Total

	(€ in millions)

Balance at December 31, 2000	€—	€—	€—	€—	€—	€—	€—	€—	€—
Additions	—	—	—	—	—	—	234	60	294
Utilization	—	—	—	—	—	—	22	—	22

Balance at December 31, 2001	€—	€—	€—	€—	€—	€—	€212	€60	€272
Additions	235	105	83	3	215	50	—	—	691	(1)
Utilization	203	92	57	—	77	27	173	54	683
Releases	—	—	—	—	—	—	20	2	22
Effects from exchange rate fluctuations	(2)	(1)	(12)	—	(10)	(4)	(19)	(4)	(52)

Balance at December 31, 2002	€30	€12	€14	€3	€128	€19	€—	€—	€206
Utilization	30	11	9	3	99	9	—	—	161
Releases	—	—	4	—	21	8	—	—	33	(2)
Effects from exchange rate fluctuations	—	(1)	(1)	—	(8)	(2)	—	—	(12)

Balance at December 31, 2003	€—	€—	€—	€—	€—	€—	€—	€—	€—

(1)	Scudder restructuring of € 86 million was recorded as goodwill; net expense, after releases, was € 583 million.

(2)	Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

     During the year ended December 31, 2003, approximately 1,200 employees were terminated in conjunction with the various 2002 plans, resulting in payments of € 138 million against restructuring liabilities. There were no new restructuring plans recorded in 2003. During the year ended December 31, 2002, approximately 5,400 employees were terminated, resulting in a payment of € 510 million against restructuring liabilities.

      The following is a description of the Group’s restructuring plans.

2002 Plans

Group Restructuring

      The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting PCAM (€ 246 million), CIB (€ 93 million) and CI (€ 1 million). These restructuring plans affected approximately 2,100 staff and included a broad range of measures primarily to streamline the Group’s branch network in Germany, as well as its infrastructure.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002, approximately 2,000 positions were eliminated. During the year ended December 31, 2003, approximately 100 additional employees were terminated in connection with the plan.

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

      As of December 31, 2002, approximately 800 positions were eliminated. During the year ended December 31, 2003, approximately 950 additional employees were terminated in connection with the plan. Due primarily to lower headcount, the restructuring program was completed at lower than anticipated costs. Therefore, € 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003.

Scudder Restructuring

      During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. This restructuring plan affected approximately 1,000 Scudder staff.

      As of December 31, 2002, approximately 850 positions were eliminated. During the year ended December 31, 2003, approximately 100 additional employees were terminated in connection with the plan. Reserves of € 4 million were released against goodwill in 2003.

2001 Plan

Group Restructuring

      The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting CIB and PCAM. Of the total € 294 million original charge, € 213 million related to the restructuring measures in CIB and € 81 million to PCAM, including € 14 million related to Private Clients Services (PCS) business line that was transferred from PCAM to CIB. The Group planned for a reduction of approximately 2,400 staff across all levels of the Group.

      The restructuring in CIB covered steps to be taken because of changing market conditions in the year 2001 and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB’s customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.

      The plan also included the further streamlining of the senior management structure in PCAM because of the re-organization of that group division’s business model and operations, including real estate support.

      As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

Note 30— International Operations

      The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group’s office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group’s operations, estimates and assumptions have been made to allocate items between regions.

				Income
				(Loss)
		Total Gross	Total Gross	Before	Net Income
2003	Total Assets	Revenues(1)	Expenses(1)	Taxes(2)	(Loss)

	(€ in millions)

International operations:
Europe (excluding Germany)(3)	€327,835	€17,674	€15,954	€1,720	€837
North America (primarily U.S.)	221,048	10,156	9,853	303	233
South America	1,277	575	575	—	—
Asia-Pacific	60,101	3,389	2,877	512	357

Total international	€610,261	€31,794	€29,259	€2,535	€1,427
Domestic operations (Germany)	193,353	11,210	10,989	221	(62)

Total	€803,614	€43,004	€40,248	€2,756	€1,365

International as a percentage of total above	76%	74%	73%	92%	105%

(1)	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

(2)	Before cumulative effect of accounting changes.

(3)	Includes balance sheet and income statement data from Africa, which were not material in 2003.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Income
				(Loss)
		Total Gross	Total Gross	Before	Net Income
2002	Total Assets	Revenues(1)	Expenses(1)	Taxes(2)	(Loss)

	(€ in millions)

International operations:
Europe (excluding Germany)(3)	€286,545	€18,938	€18,618	€320	€309
North America (primarily U.S.)	205,375	13,352	14,129	(777)	(488)
South America	1,051	963	877	86	52
Asia-Pacific	48,612	3,863	3,271	592	397

Total international	€541,583	€37,116	€36,895	€221	€270
Domestic operations (Germany)	216,772	18,026	14,698	3,328	127

Total	€758,355	€55,142	€51,593	€3,549	€397

International as a percentage of total above	71%	67%	72%	6%	68%

(1)	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

(2)	Before cumulative effect of accounting changes.

(3)	Includes balance sheet and income statement data from Africa, which were not material in 2002.

				Income
				(Loss)
		Total Gross	Total Gross	Before	Net Income
2001	Total Assets	Revenues(1)	Expenses(1)	Taxes(2)	(Loss)

	(€ in millions)

International operations:
Europe (excluding Germany)(3)	€313,068	€23,952	€22,780	€1,172	€620
North America (primarily U.S.)	237,456	21,794	22,500	(706)	(901)
South America	2,433	816	708	108	41
Asia-Pacific	57,130	4,842	4,697	145	7

Total international	€610,087	€51,404	€50,685	€719	€(233)
Domestic operations (Germany)	308,135	23,156	22,072	1,084	400

Total	€918,222	€74,560	€72,757	€1,803	€167

International as a percentage of total above	66%	69%	70%	40%	N/M

(1)	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

(2)	Before cumulative effect of accounting changes.

(3)	Includes balance sheet and income statement data from Africa, which were not material in 2001.

N/M—Not meaningful

Note 31— Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

      In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group’s objectives in using derivative instruments are to meet customers’ needs, to manage the Group’s exposure to

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

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

      For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed, otherwise fair value hedge accounting is applied.

      For the years ended December 31, 2003, 2002 and 2001, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 82 million, a loss of € 81 million and a gain of € 34 million, respectively. As of December 31, 2003, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2013.

      Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting. Also included are negotiated transactions related to the Group’s industrial holdings classified as available for sale, which the Group has entered into for strategic and economic purposes despite the fact that hedge accounting is precluded.

      Net (gains) losses of € (13) million, € 226 million and € 27 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

included in compensation and benefits for the years ended December 31, 2003, 2002 and 2001, respectively.

Derivative Financial Instruments Indexed to Our Own Stock

      The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

      At December 31, 2003, the Group had outstanding call options to purchase approximately 3.5 million shares at a weighted-average strike price of € 67.11 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 37.5 million at December 31, 2003. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 0.8 million.

      Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank’s own shares are outstanding at December 31, 2003.

					Effect of
			Number of	Weighted-	Decrease of	Fair Value of
			Issuers Shares to	average	Share Price	Contract
			which Contracts	Strike	by € 1	Asset (Liability)
Type of Contract	Settlement Alternative	Maturity	are Indexed	Price	(€ in thousands)	(€ in thousands)

Purchased Options	Net-cash	Up to 3 months	1,610,900	€54.63	€(300)	€14,239
		>3 months – 1 year	1,681,567	64.38	(693)	15,899
		>1 year – 5 years	5,495,842	66.73	(1,259)	37,148
Sold Options	Net-cash	Up to 3 months	12,833,072	91.27	516	(6,059)
		>3 months – 1 year	3,416,600	58.21	209	(20,425)
		>1 year – 5 years	1,311,213	65.35	1,282	(1,354)
Forward Purchases	Deutsche Bank choice	Up to 3 months	12,000,000	59.25	(12,000)	76,115
	Net-cash/	>3 months – 1 year	29,779,780	66.25	(29,780)	(33,357)
	physical(1)	>1 year – 5 years	3,720,220	69.00	(3,720)	(15,130)
Forward Sales	Counterparty choice
	Net-cash/	>3 months – 1 year	3,067,276	72.76	3,067	26,954
	physical(1)	>1 year – 5 years	41,195,879	50.65	41,196	(474,562)

(1)	Fair values do not differ significantly relating to settlement alternatives.

     The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Credit Risk

      The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and reflect the total potential loss on undrawn commitments. The table below summarizes the Group’s lending-related commitments:

	December 31,

	2003	2002

	(€ in millions)

Commitments to extend credit:
Fixed rates(1)	€22,318	€21,724
Variable rates(2)	66,566	81,802

(1)	Includes commitments to extend commercial letters of credit and guarantees of € 2.3 billion and € 2.2 billion at December 31, 2003 and 2002, respectively.

(2)	Includes commitments to extend commercial letters of credit and guarantees of € 833 million and € 1.3 billion at December 31, 2003 and 2002, respectively.

     In addition, as of December 31, 2003, commitments to enter into reverse repurchase and repurchase agreements totalled € 39.3 billion and € 23.5 billion, respectively. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 38.1 billion and € 21.8 billion, respectively, as of December 31, 2002.

      As of December 31, 2003 and 2002, the Group had commitments to contribute capital to equity method and other investments totalling € 399 million and € 829 million, respectively.

      In connection with building leases, Group companies entered into commitments to purchase premises at the termination of the underlying contracts. The total obligation, primarily based on the estimated market values at termination date in the years 2019, 2020 and 2026, amounts to € 234 million.

      The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under financial guarantees are provided for as part of the allowance for credit losses on lending-related commitments as shown in Note 8. The principal guarantees and indemnifications that the Group enters into are the following:

      Financial guarantees, standby letters of credit and performance guarantees, with a carrying amount of € 666 million and € 610 million and with maximum potential payments of € 23.8 billion and € 32.6 billion as of December 31, 2003 and 2002, respectively, generally require the Group to make payments to the guaranteed party based on another’s failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 14.8 billion) mature within five years, for € 1.9 billion the duration is more than five years and € 7.1 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of € 5.5 billion and € 5.4 billion as of December 31, 2003 and 2002, respectively.

      Market value guarantees with a carrying amount of € 9 million as of December 31, 2002, consist of agreements to pay customers if the value of mutual fund units purchased fall below a certain amount. The maximum amount of potential payments as of December 31, 2002 was € 13.5 billion and represented the total volume guaranteed of the respective funds. These guarantees have revolving terms and generally are not collateralized. The mutual funds to which these guarantees relate are consolidated effective July 1, 2003, with the application of FIN 46. The Group now records a liability on the Consolidated Balance Sheet related to the assets of these mutual funds.

      Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty’s underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2003 was € 4.9 billion and € 66.2 billion, respectively. The carrying amount and maximum potential payments of

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

written puts as of December 31, 2002 was € 10.4 billion and € 64.5 billion, respectively. More than half of the puts (€ 35.1 billion) mature within one year, € 20.7 billion have remaining exercise periods of more than one and up to five years and € 10.4 billion have remaining terms of more than five years. Additionally, credit derivatives requiring payment by the Group in the event of default of debt obligations have a carrying and maximum potential payment amount of € 1 million and € 53 million, respectively, related to negative market values and € 588 million and € 2.3 billion, respectively, related to positive market values. Nearly all credit derivatives have remaining terms of one to five years. These contracts are typically uncollateralized.

      Securities lending indemnifications require the Group to indemnify customers for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. These indemnifications had a maximum potential payment amount of € 45.3 billion and € 46.1 billion at December 31, 2003 and 2002, respectively, with contract terms up to six months. The Group primarily receives cash as collateral in excess of the contract amounts. This collateral totalled € 45.9 billion and € 46.6 billion at December 31, 2003 and 2002, respectively.

Note 32— Concentrations of Credit Risk

      The Group distinguishes its credit exposures among the following categories: loans, contingent liabilities, over-the-counter (“OTC”) derivatives and tradable assets.

      Loans exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest and include unearned (deferred) income net of origination costs.

      Contingent liabilities include liabilities from guarantees, indemnity agreements and letters of credit. They exclude other commitments such as irrevocable loan commitments and placement and underwriting commitments. They also exclude other quantifiable indemnities and commitments.

      OTC derivatives are the Group’s credit exposures arising from OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligation, after netting. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. The Group calculates its credit exposure under OTC derivative transactions at any time as the replacement costs of the transactions based on marking them to market at that time.

      Tradable assets, as defined for this purpose, include bonds, other fixed-income products and traded loans.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following tables represent an overview of the Group’s total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors and the geographical regions of the Group’s counterparties. Credit exposure for these purposes consists of all transactions where losses might occur due to the fact that counterparties will not fulfill their contractual payment obligations. The gross amount of the exposure has been calculated without taking any collateral into account.

					Contingent
	Loans				Liabilities		OTC Derivatives		Tradable Assets		Total

	As of December 31,

	2003		2002		2003	2002	2003	2002	2003	2002	2003	2002

	(€ in millions)
Credit Risk Profile by Industry Sector
Banks and insurance	€10,521		€10,720		€4,990	€8,189	€46,597	€44,970	€62,480	€47,686	€124,588	€111,565
Manufacturing	16,155		22,545		7,834	10,211	1,997	2,389	18,241	17,142	44,227	52,287
Households	54,937		53,207		862	473	357	281	—	—	56,156	53,961
Public sector	2,309		4,584		377	241	3,984	1,792	104,648	95,356	111,318	101,973
Wholesale and retail trade	11,824		14,467		2,454	2,876	691	688	3,589	2,583	18,558	20,614
Commercial real estate activities	13,606		18,360		722	1,014	300	688	1,447	2,657	16,075	22,719
Other	38,875	(1)	47,737	(1)	9,298	11,200	6,545	9,487	38,064	31,157	92,782	99,581

Total	€148,227		€171,620		€26,537	€34,204	€60,471	€60,295	€228,469	€196,581	€463,704	€462,700

(1)	Includes lease financing.

     In the following table, exposures have been allocated to regions based on the domicile of the Group’s counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

			Contingent
	Loans		Liabilities		OTC Derivatives		Tradable Assets		Total

	As of December 31,

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

	(€ in millions)
Credit Risk Profile by Region
Eastern Europe	€1,372	€1,679	€491	€730	€588	€678	€2,840	€4,186	€5,291	€7,273
Western Europe	120,136	133,732	16,283	23,618	35,428	35,094	87,969	76,971	259,816	269,415
Africa	395	618	192	177	224	451	1,086	951	1,897	2,197
Asia-Pacific	7,176	8,517	2,624	3,561	7,072	4,515	36,019	30,493	52,891	47,086
North America	17,038	24,643	6,752	5,814	15,495	17,698	94,632	78,464	133,917	126,619
Central and South America	2,075	2,373	195	296	571	597	3,850	2,984	6,691	6,250
Other(1)	35	58	—	8	1,093	1,262	2,073	2,532	3,201	3,860

Total	€148,227	€171,620	€26,537	€34,204	€60,471	€60,295	€228,469	€196,581	€463,704	€462,700

(1)	Includes supranational organizations and other exposures that have not been allocated to a single region.

Note 33— Fair Value of Financial Instruments

      SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” (“SFAS 107”) requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used,

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management’s estimation of the underlying value of the Group.

      The following are the estimated fair values of the Group’s financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying Amount		Fair Value

	December 31,

	2003	2002	2003	2002

	(€ in millions)

Financial Assets:
Cash and due from banks	€6,636	€8,979	€6,636	€8,979
Interest-earning deposits with banks	14,649	25,691	14,660	25,715
Central bank funds sold and securities purchased under resale agreements and securities borrowed	185,215	155,258	185,351	155,302
Trading assets	345,371	294,679	345,371	294,679
Securities available for sale	24,631	21,619	24,631	21,619
Other investments	2,398	4,504	2,398	4,504
Loans (excluding leases), net	140,963	163,002	143,014	165,486
Other financial assets	53,812	49,201	53,812	49,211
Financial Liabilities:
Noninterest-bearing deposits	28,168	30,558	28,168	30,558
Interest-bearing deposits	277,986	297,067	278,262	296,936
Trading liabilities	153,234	131,212	153,234	131,212
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	117,250	99,499	117,348	99,515
Other short-term borrowings	22,290	11,573	22,315	11,581
Other financial liabilities	72,132	46,718	72,126	46,693
Long-term debt(1)	97,480	107,158	97,848	108,414

(1)	Includes trust preferred securities as of December 31, 2002

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair values.

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

      The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

      The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2003, the fair value of commitments to extend credit approximated the allowance for these commitments of € 101 million.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 34— Condensed Deutsche Bank AG (Parent Company Only) Financial Statements

Condensed Statement of Income

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Interest revenues, excluding dividends from subsidiaries	€18,080	€21,948	€29,996
Dividends received from subsidiaries:
Banks	898	1,670	1,084
Nonbanks	1,930	3,934	902
Interest expense	17,732	20,761	27,995

Net interest and dividend revenues	€3,176	€6,791	€3,987
Provision for loan losses	525	1,310	285

Net interest and dividend revenues after provision for loan losses	€2,651	€5,481	€3,702

Noninterest revenues:
Commissions and fees	2,864	2,830	3,183
Trading revenues, net	4,940	5,275	4,794
Other revenues	(35)	763	390

Total noninterest revenues	€7,769	€8,868	€8,367

Noninterest expenses:
Compensation and benefits	5,414	4,857	5,729
Other expenses	3,513	3,887	4,786
Services provided to affiliates, net	(29)	(560)	(249)

Total noninterest expenses	€8,898	€8,184	€10,266

Income before income taxes and equity in undistributed income of subsidiaries and affiliates	1,522	6,165	1,803
Income tax expense (benefit)	(333)	978	(14)

Income before cumulative effect of accounting changes	1,855	5,187	1,817
Cumulative effect of accounting changes, net of tax	140	—	(21)

Income before equity in undistributed income (loss) of subsidiaries and affiliates	1,995	5,187	1,796
Equity in undistributed income (loss) of subsidiaries and affiliates	(630)	(4,790)	(1,629)

Net income	€1,365	€397	€167

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Balance Sheet

	December 31,

	2003	2002

	(€ in millions)

ASSETS
Cash and due from banks:
Bank subsidiaries	€645	€1,728
Other	2,532	3,659
Interest-earning deposits with banks:
Bank subsidiaries	39,470	38,095
Other	12,600	22,100
Securities borrowed and central bank funds sold and securities purchased under resale agreements:
Bank subsidiaries	4,288	1,111
Nonbank subsidiaries	49,728	35,446
Other	84,122	79,075
Trading assets:
Bank subsidiaries	6,238	10,661
Nonbank subsidiaries	6,789	3,913
Other	233,592	215,075
Securities available for sale	4,133	4,482
Other investments	3,045	4,023
Investment in subsidiaries:
Bank subsidiaries	7,688	7,697
Nonbank subsidiaries	34,114	32,269
Loans, net:
Bank subsidiaries	3,474	2,895
Nonbank subsidiaries	90,958	80,530
Other	54,123	76,522
Other assets:
Bank subsidiaries	1,968	1,793
Nonbank subsidiaries	7,923	9,179
Other	32,221	26,956

Total assets	€679,651	€657,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Bank subsidiaries	€61,064	€57,949
Nonbank subsidiaries	57,634	51,946
Other	211,986	221,570
Trading liabilities:
Bank subsidiaries	4,587	3,175
Nonbank subsidiaries	4,554	2,433
Other	105,778	98,265
Securities loaned and central bank funds purchased and securities sold under repurchase agreements:
Bank subsidiaries	12,225	12,955
Nonbank subsidiaries	19,338	11,419
Other	53,639	42,643
Other short-term borrowings:
Bank subsidiaries	155	25
Nonbank subsidiaries	690	1,060
Other	5,275	6,683
Other liabilities:
Bank subsidiaries	870	1,009
Nonbank subsidiaries	8,675	3,365
Other	22,661	18,672
Long-term debt	82,318	93,771
Obligation to purchase common shares	—	278

Total liabilities	€651,449	€627,218

Total shareholders’ equity	28,202	29,991

Total liabilities and shareholders’ equity	€679,651	€657,209

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statement of Cash Flows

	Year ended December 31,

	2003	2002	2001

	(€ in millions)

Cash flows from operating activities:
Net income	€1,365	€397	€167
Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	(2,226)	1,310	285
Equity in undistributed income of subsidiaries	490	4,790	1,629
Deferred income taxes, net	94	(903)	(834)
Impairment, depreciation and other amortization and accretion	1,473	3,919	1,211
Share of net loss (income) from equity method investments	15	856	84
(Gains) losses on securities available for sale, other investments, loans and other	(157)	(1,424)	(752)
Cumulative effect of accounting changes, net of tax	(139)	—	21
Other, net	7	(1)	(4)
Net change in:
Trading assets	(10,378)	(22,671)	18,507
Trading liabilities	9,249	5,576	(38,426)
Other assets	(7,105)	(1,544)	(11,228)
Other liabilities	10,180	(5,030)	3,861
Other, net	(648)	1,405	(716)

Net cash used in operating activities	€2,220	€(13,320)	€(26,195)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	8,125	11,511	33,394
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(22,506)	9,128	(667)
Loans	(1,585)	29,662	(14,003)
Investment in subsidiaries	(2,326)	3,847	(1,364)
Proceeds from:
Sale of securities available for sale	1,738	4,011	25,586
Maturities of securities available for sale	3,622	6,436	1,547
Sale of other investments, loans and other	4,235	8,495	3,084
Purchase of:
Securities available for sale	(5,902)	(6,480)	(16,321)
Other investments	(1,249)	(3,358)	(2,835)
Premises and equipment	(284)	(402)	(734)
Other, net	84	376	(173)

Net cash provided by (used in) investing activities	€(16,048)	€63,226	€27,514

Cash flows from financing activities:
Net change in:
Deposits	(729)	(48,949)	1,832
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	13,591	(12,158)	(8,156)
Other short-term borrowings	2,946	480	(6,803)
Issuances of long-term debt	22,701	34,603	20,046
Repayments and extinguishment of long-term debt	(23,742)	(19,656)	(6,096)
Issuances of common shares	—	73	320
Purchases of treasury shares	(25,464)	(30,755)	(37,032)
Sale of treasury shares	23,389	28,665	36,024
Cash dividends paid	(756)	(800)	(801)
Other, net	(30)	(807)	630

Net cash (used in) provided by financing activities	€11,906	€(49,304)	€(36)

Net effect of exchange rate changes on cash and due from banks	(288)	(314)	(25)

Net increase (decrease) in cash and due from banks	€(2,210)	€288	€1,258
Cash and due from banks, beginning of the year	5,387	5,099	3,841

Cash and due from banks, end of the year	€3,177	€5,387	€5,099

Interest paid	€18,057	€21,111	€30,993

Income taxes paid, net	€(18)	€(521)	€563

Noncash investing activities:
Transfer from available for sale securities to trading assets	€—	€—	€22,101

Transfer from trading assets to available for sale securities	€—	€—	€4,326

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table is a summary of the Parent Company’s long-term debt:

						Due
By Remaining	Due in	Due in	Due in	Due in	Due in	After	December 31,	December 31,
Maturities	2004	2005	2006	2007	2008	2008	2003 Total	2002 Total

	(€ in millions)

Senior debt:
Bonds and notes:
Fixed rate	€6,092	€4,623	€4,502	€4,849	€2,755	€19,731	€42,552	€48,636
Floating rate	5,964	4,883	2,769	4,206	3,610	8,587	30,019	36,197
Subordinated debt:
Bonds and notes:
Fixed rate	728	5	888	105	—	6,779	8,505	8,282
Floating rate	200	—	—	209	—	833	1,242	656

Total	€12,984	€9,511	€8,159	€9,369	€6,365	€35,930	€82,318	€93,771

Note 35— Litigation

      On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. (“DBSI”), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agreed, among other things: (i) to pay $50 million, of which $25 million is a civil penalty and $25 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $25 million spread over five years to provide third-party research to clients, (iv) to contribute $5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced and is hopeful that this matter will be resolved shortly.

      Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Note 36— Terrorist Attacks in the United States

      As a result of the terrorist attacks in the United States on September 11, 2001, the Group’s office buildings located at 130 Liberty Street and 4 Albany Street in New York were

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

severely damaged. The Group’s leased property and all leasehold improvements at 4 World Trade Center were destroyed. The Group’s employees located at these office buildings, in addition to employees located in leased properties at 14-16 Wall Street, were relocated to contingency premises immediately following the terrorist attacks. Since then, these employees have re-occupied the premises at 14-16 Wall Street or have moved to other permanent locations in the New York area.

      Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties at 130 Liberty Street and 4 Albany Street. The Group has and continues to make claims for its costs related to the terrorist attacks, including those related to business interruption, through its insurance policies. These policies have coverage limits of U.S. $1.7 billion in total damages and a U.S. $750 million sub-limit for business interruption, service interruption and extra expenses. During 2003, the Group reached a settlement with two of its four insurers. In February 2004, the Group, its other two insurers and the Lower Manhattan Development Corporation (LMDC) reached an agreement under which the building at 130 Liberty Street will be taken down. The demolition will be paid for by the LMDC, subject to a cap amount above which costs will be borne by the two insurers. As part of the agreement, the LMDC will also purchase the underlying land. Although announced, this agreement is subject to the final approval of the LMDC. The agreement includes a partial settlement with the two insurers, related to the building at 130 Liberty Street, and the remaining claim with the two insurers has been directed to a binding arbitration process for final resolution.

      As of December 31, 2003, the Group has received payments related to the partial settlement and other advances of approximately U.S. $676 million. At the conclusion of its remaining claim, which is dependent on the arbitration process discussed above, the Group believes that it will recover substantially all of its costs under its insurance policies. Pending that final settlement, however, there can be no assurance that all of the costs incurred, losses from business interruption, losses from service interruption or extra expenses will be paid by the insurance carriers. For the years ended December 31, 2003, 2002 and 2001, no losses have been recorded by the Group.

Note 37— Condensed Consolidating Financial Information

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

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Income

Year ended December 31, 2003

(€ in millions)

					Deutsche
			Other	Consolidating	Bank AG
	Parent	DBTC	Subsidiaries	Entries	Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€20,908	€807	€18,184	€(12,316)	€27,583
Interest expense	17,732	508	11,800	(8,304)	21,736

Net interest and dividend revenues	€3,176	€299	€6,384	€(4,012)	5,847
Provision for loan losses	525	232	371	(15)	1,113

Net interest and dividend revenues after provision for loan losses	€2,651	€67	€6,013	€(3,997)	€4,734
Noninterest revenues
Commissions and fees, including insurance premiums	2,864	663	7,973	(2,056)	9,444
Trading revenues, net	4,940	67	497	107	5,611
Net gains (losses) on securities available for sale	(67)	(3)	105	(15)	20
Other revenues	(598)	747	992	(795)	346

Total noninterest revenues	€7,139	€1,474	€9,567	€(2,759)	€15,421

Noninterest expenses
Compensation and benefits	5,414	461	4,598	22	10,495
Other expenses	3,484	745	5,450	(2,775)	6,904

Total noninterest expenses	€8,898	€1,206	€10,048	€(2,753)	€17,399

Income before income tax expense (benefit) and cumulative effect of accounting changes	892	335	5,532	(4,003)	2,756
Income tax expense (benefit)	(333)	121	1,013	741	1,542

Income before cumulative effect of accounting changes, net of tax	1,225	214	4,519	(4,744)	1,214
Cumulative effect of accounting changes, net of tax	140	—	11	—	151

Net income	€1,365	€214	€4,530	€(4,744)	€1,365

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Income

Year ended December 31, 2002

(€ in millions)

					Deutsche
			Other	Consolidating	Bank AG
	Parent	DBTC	Subsidiaries	Entries	Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€27,552	€1,199	€24,644	€(17,614)	€35,781
Interest expense	20,761	791	18,189	(11,146)	28,595

Net interest and dividend revenues	€6,791	€408	€6,455	€(6,468)	7,186
Provision for loan losses	1,310	268	487	26	2,091

Net interest and dividend revenues after provision for loan losses	€5,481	€140	€5,968	€(6,494)	€5,095
Noninterest revenues
Commissions and fees, including insurance premiums	2,830	908	7,840	—	11,578
Trading revenues, net	5,275	23	(1,017)	(257)	4,024
Net gains on securities available for sale	371	5	2,989	158	3,523
Other revenues	(4,398)	520	2,638	1,476	236

Total noninterest revenues	€4,078	€1,456	€12,450	€1,377	€19,361

Noninterest expenses
Compensation and benefits	4,857	797	5,874	(170)	11,358
Other expenses	3,327	871	5,527	(176)	9,549

Total noninterest expenses	€8,184	€1,668	€11,401	€(346)	€20,907

Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	1,375	(72)	7,017	(4,771)	3,549
Income tax expense (benefit)	978	(1)	600	1,612	3,189

Income (loss) before cumulative effect of accounting changes, net of tax	397	(71)	6,417	(6,383)	360
Cumulative effect of accounting changes, net of tax	—	(60)	37	60	37

Net income (loss)	€397	€(131)	€6,454	€(6,323)	€397

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Income

Year ended December 31, 2001

(€ in millions)

					Deutsche
			Other	Consolidating	Bank AG
	Parent	DBTC	Subsidiaries	Entries	Consolidated

Net interest revenue
Interest revenues, including dividends from subsidiaries	€31,982	€2,828	€35,677	€(16,848)	€53,639
Interest expense	27,995	2,148	29,889	(15,013)	45,019

Net interest and dividend revenues	€3,987	€680	€5,788	€(1,835)	€8,620
Provision for loan losses	285	333	406	—	1,024

Net interest and dividend revenues after provision for loan losses	€3,702	€347	€5,382	€(1,835)	€7,596
Noninterest revenues
Commissions and fees, including insurance premiums	3,183	1,112	9,149	—	13,444
Trading revenues, net	4,794	51	1,074	112	6,031
Net gains on securities available for sale	93	—	1,423	—	1,516
Other revenues	(1,332)	759	2,095	(1,592)	(70)

Total noninterest revenues	€6,738	€1,922	€13,741	€(1,480)	€20,921

Noninterest expenses
Compensation and benefits	5,729	833	6,883	(85)	13,360
Other expenses	4,537	1,062	10,702	(2,947)	13,354

Total noninterest expenses	€10,266	€1,895	€17,585	€(3,032)	€26,714

Income before income tax expense (benefit) and cumulative effect of accounting changes	174	374	1,538	(283)	1,803
Income tax expense (benefit)	(14)	65	1,444	(66)	1,429

Income before cumulative effect of accounting changes, net of tax	188	309	94	(217)	374
Cumulative effect of accounting changes, net of tax	(21)	—	(186)	—	(207)

Net income (loss)	€167	€309	€(92)	€(217)	€167

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet

December 31, 2003

(€ in millions)

					Deutsche
			Other	Consolidating	Bank AG
	Parent	DBTC	Subsidiaries	Entries	Consolidated

ASSETS
Cash and due from banks	€3,177	€1,616	€3,759	€(1,916)	€6,636
Interest-earning deposits with banks	52,070	3,959	123,548	(164,928)	14,649
Securities borrowed and central bank funds sold and securities purchased under resale agreements	138,138	5,743	140,977	(99,643)	185,215
Trading assets	246,619	10,110	105,728	(17,086)	345,371
Securities available for sale	4,133	154	21,051	(707)	24,631
Other investments	44,847	3,441	16,385	(56,103)	8,570
Loans, net	148,555	16,499	127,932	(148,040)	144,946
Other assets	42,112	3,285	60,247	(32,048)	73,596

Total assets	€679,651	€44,807	€599,627	€(520,471)	€803,614

LIABILITIES
Deposits	€330,684	€10,935	€133,078	€(168,543)	€306,154
Trading liabilities	114,919	1,635	53,310	(16,630)	153,234
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	85,202	5,462	94,220	(67,634)	117,250
Other short-term borrowings	6,120	10,916	90,388	(85,134)	22,290
Other liabilities	32,206	3,733	103,459	(60,394)	79,004
Long-term debt	82,318	8,242	73,666	(66,746)	97,480

Total liabilities	€651,449	€40,923	€548,121	€(465,081)	€775,412
Total shareholders’ equity	28,202	3,884	51,506	(55,390)	28,202

Total liabilities and shareholders’ equity	€679,651	€44,807	€599,627	€(520,471)	€803,614

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Balance Sheet

December 31, 2002

(€ in millions)

					Deutsche
			Other	Consolidating	Bank AG
	Parent	DBTC	Subsidiaries	Entries	Consolidated

ASSETS
Cash and due from banks	€5,387	€2,039	€5,183	€(3,630)	€8,979
Interest-earning deposits with banks	60,195	4,599	114,204	(153,307)	25,691
Securities borrowed and central bank funds sold and securities purchased under resale agreements	115,632	12,149	112,563	(85,086)	155,258
Trading assets	229,649	10,108	82,062	(27,140)	294,679
Securities available for sale	4,482	229	16,954	(46)	21,619
Other investments	43,989	4,101	10,395	(47,717)	10,768
Loans, net	159,947	18,970	128,309	(139,923)	167,303
Other assets	37,928	3,574	62,205	(29,649)	74,058

Total assets	€657,209	€55,769	€531,875	€(486,498)	€758,355

LIABILITIES
Deposits	€331,465	€17,231	€136,364	€(157,435)	€327,625
Trading liabilities	103,873	2,761	51,132	(26,554)	131,212
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	67,017	5,097	102,546	(75,161)	99,499
Other short-term borrowings	7,768	13,284	85,606	(95,085)	11,573
Other liabilities	23,324	5,696	49,169	(26,892)	51,297
Long-term debt and trust preferred securities	93,771	7,336	65,533	(59,482)	107,158

Total liabilities	€627,218	€51,405	€490,350	€(440,609)	€728,364
Total shareholders’ equity	29,991	4,364	41,525	(45,889)	29,991

Total liabilities and shareholders’ equity	€657,209	€55,769	€531,875	€(486,498)	€758,355

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2003

(€ in millions)

				Deutsche
			Other(1)	Bank AG
	Parent	DBTC	Subsidiaries	Consolidated

Net cash provided by (used in) operating activities	€2,220	€(2,997)	€(8,042)	€(8,819)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	8,125	(156)	3,336	11,305
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(22,506)	4,301	(11,643)	(29,848)
Loans	(1,585)	(985)	15,359	12,789
Investment in subsidiaries	(2,326)	—	2,326	—
Proceeds from:
Sale of securities available for sale	1,738	2	11,880	13,620
Maturities of securities available for sale	3,622	13	3,876	7,511
Sale of other investments, loans and other	4,235	—	17,164	21,399
Purchase of:
Securities available for sale	(5,902)	(10)	(14,030)	(19,942)
Other investments	(1,249)	—	(892)	(2,141)
Loans	—	—	(9,030)	(9,030)
Premises and equipment	(284)	(37)	(670)	(991)
Net cash received for business combinations/ divestitures	—	—	2,469	2,469
Other, net	84	(237)	480	327

Net cash (used in) provided by investing activities	€(16,048)	€2,891	€20,625	€7,468

Cash flows from financing activities:
Net change in:
Deposits	(729)	(3,312)	(17,382)	(21,423)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	13,591	1,247	2,913	17,751
Other short-term borrowings	2,946	(67)	(7,182)	(4,303)
Issuances of long-term debt	22,701	3,141	17,349	43,191
Repayments and extinguishments of long-term debt	(23,742)	(927)	(7,697)	(32,366)
Purchases of treasury shares	(25,464)	—	—	(25,464)
Sale of treasury shares	23,389	—	—	23,389
Cash dividends paid	(756)	—	—	(756)
Other, net	(30)	(46)	39	(37)

Net cash provided by (used in) financing activities	€11,906	€36	€(11,960)	€(18)
Net effect of exchange rate changes on cash and due from banks	(288)	—	(686)	(974)

Net (decrease) in cash and due from banks	€(2,210)	€(70)	€(63)	€(2,343)
Cash and due from banks, beginning of year	5,387	1,686	1,906	8,979

Cash and due from banks, end of year	€3,177	€1,616	€1,843	€6,636

Interest paid	€18,057	€707	€3,848	€22,612

Income taxes paid, net	€(18)	€6	€923	€911

(1)	This column includes amounts for other subsidiaries and intercompany cash flows.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2002

(€ in millions)

				Deutsche
			Other(1)	Bank AG
	Parent	DBTC	Subsidiaries	Consolidated

Net cash (used in) provided by operating activities	€(13,320)	€6,547	€5,990	€(783)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	11,511	(120)	(3,591)	7,800
Securities borrowed and central bank funds sold and securities purchased under resale agreements	9,128	(3,744)	(16,639)	(11,255)
Loans	29,662	506	(20,534)	9,634
Investment in subsidiaries	3,847	—	(3,847)	—
Proceeds from:
Sale of securities available for sale	4,011	5	21,819	25,835
Maturities of securities available for sale	6,436	11	1,284	7,731
Sale of other investments, loans and other	8,495	—	6,819	15,314
Purchase of:
Securities available for sale	(6,480)	(1)	(15,983)	(22,464)
Other investments	(3,358)	—	(1,116)	(4,474)
Loans	—	—	(2,364)	(2,364)
Premises and equipment	(402)	(90)	(1,204)	(1,696)
Net cash received for business combinations/ divestitures	—	—	(1,110)	(1,110)
Other, net	376	5	306	687

Net cash provided by (used in) investing activities	€63,226	€(3,428)	€(36,160)	€23,638

Cash flows from financing activities:
Net change in:
Deposits	(48,949)	704	6,967	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	(12,158)	4	19,757	7,603
Other short-term borrowings	480	67	(273)	274
Issuances of long-term debt	34,603	—	5,642	40,245
Repayments and extinguishments of long-term debt	(19,656)	(2,783)	(4,762)	(27,201)
Issuances of common shares	73	—	—	73
Purchases of treasury shares	(30,755)	—	—	(30,755)
Sale of treasury shares	28,665	—	—	28,665
Cash dividends paid	(800)	—	—	(800)
Other, net	(807)	(118)	470	(455)

Net cash (used in) provided by financing activities	€(49,304)	€(2,126)	€27,801	€(23,629)
Net effect of exchange rate changes on cash and due from banks	(314)	(20)	(301)	(635)

Net increase (decrease) in cash and due from banks	€288	€973	€(2,670)	€(1,409)
Cash and due from banks, beginning of year	5,099	1,066	4,223	10,388

Cash and due from banks, end of year	€5,387	€2,039	€1,553	€8,979

Interest paid	€21,111	€999	€9,239	€31,349

Income taxes paid, net	€(521)	€22	€927	€408

(1)	This column includes amounts for other subsidiaries and intercompany cash flows.

DEUTSCHE BANK AKTIENGESELLSCHAFT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2001

(€ in millions)

				Deutsche
			Other(1)	Bank AG
	Parent	DBTC	Subsidiaries	Consolidated

Net cash (used in) provided by operating activities	€(26,195)	€(3,771)	€16,755	€(13,211)

Cash flows from investing activities:
Net change in:
Interest-earning deposits with banks	33,394	4,759	(28,921)	9,232
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(667)	(499)	(13,655)	(14,821)
Loans	(14,003)	(1,614)	21,419	5,802
Investment in subsidiaries	(1,364)	—	1,364	—
Proceeds from:
Sale of securities available for sale	25,586	13	15,529	41,128
Maturities of securities available for sale	1,547	35	1,164	2,746
Sale of other investments, loans and other	3,084	—	21,212	24,296
Purchase of:
Securities available for sale	(16,321)	(40)	(17,928)	(34,289)
Other investments	(2,835)	—	(5,141)	(7,976)
Loans	—	—	(8,903)	(8,903)
Premises and equipment	(734)	(157)	(2,798)	(3,689)
Net cash received for business combinations/ divestitures	—	—	924	924
Other, net	(173)	18	1,113	958

Net cash provided by (used in) investing activities	€27,514	€2,515	€(14,621)	€15,408

Cash flows from financing activities:
Net change in:
Deposits	1,832	1,641	19,075	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	(8,156)	(111)	(7,829)	(16,096)
Other short-term borrowings	(6,803)	701	(9,049)	(15,151)
Issuances of long-term debt	20,046	304	12,608	32,958
Repayments and extinguishments of long-term debt	(6,096)	(2,186)	(14,602)	(22,884)
Issuances of common shares	320	—	—	320
Purchases of treasury shares	(37,032)	—	—	(37,032)
Sale of treasury shares	36,024	—	—	36,024
Cash dividends paid	(801)	—	—	(801)
Other, net	630	(7)	(1,145)	(522)

Net cash (used in) provided by financing activities	€(36)	€342	€(942)	€(636)
Net effect of exchange rate changes on cash and due from banks	(25)	3	347	325

Net increase (decrease) in cash and due from banks	€1,258	€(911)	€1,539	€1,886
Cash and due from banks, beginning of year	3,841	2,158	2,503	8,502

Cash and due from banks, end of year	€5,099	€1,247	€4,042	€10,388

Interest paid	€30,993	€3,010	€14,096	€48,099

Income taxes paid, net	€563	€27	€661	€1,251

(1)	This column includes amounts for other subsidiaries and intercompany cash flows

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION
(UNAUDITED)

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

	Average Balance Sheet and Net Interest Revenues
	(€ in millions, except percentages)

	Year ended December 31,

	2003			2002			2001

			Average			Average			Average
			Yield/			Yield/			Yield/
	Average		Rate	Average		Rate	Average		Rate
	Balance	Interest	(%)	Balance	Interest	(%)	Balance	Interest	(%)

ASSETS
Interest-earning deposits with banks:
In German offices	€6,606	€164	2.48%	€10,173	€335	3.29%	€12,735	€788	6.19%
In non-German offices	14,044	738	5.26	19,775	1,134	5.74	30,360	2,124	7.00

Total interest-earning deposits with banks	20,650	902	4.37	29,948	1,469	4.91	43,095	2,912	6.76

Central bank funds sold and securities purchased under resale agreements:
In German offices	18,185	456	2.51	15,743	587	3.73	12,529	628	5.01
In non-German offices	130,185	4,401	3.38	126,335	5,992	4.74	110,570	7,598	6.87

Total central bank funds sold and securities purchased under resale agreements	148,370	4,857	3.27	142,078	6,579	4.63	123,099	8,226	6.68

Securities borrowed:
In German offices	160	3	1.89	412	5	1.23	3,268	179	5.48
In non-German offices	78,112	1,426	1.83	61,391	2,804	4.57	79,195	5,148	6.50

Total securities borrowed	78,272	1,429	1.83	61,803	2,809	4.55	82,463	5,327	6.46

Trading assets:
In German offices	30,346	1,408	4.64	34,068	1,744	5.12	44,738	3,035	6.78
In non-German offices	237,981	9,878	4.15	217,348	9,504	4.37	192,837	12,128	6.29

Total trading assets	268,327	11,286	4.21	251,416	11,248	4.47	237,575	15,163	6.38

Securities available for sale and other investments:
In German offices	16,706	547	3.27	36,057	1,066	2.96	68,723	2,728	3.97
In non-German offices	16,494	427	2.59	18,975	576	3.03	26,126	983	3.76

Total securities available for sale and other investments	33,200	974	2.93	55,032	1,642	2.98	94,849	3,711	3.91

Loans:
In German offices	90,540	4,338	4.79	131,336	7,152	5.45	163,128	9,781	6.00
In non-German offices	75,168	3,311	4.41	97,120	4,589	4.72	116,974	7,838	6.70

Total loans	165,708	7,649	4.62	228,456	11,741	5.14	280,102	17,619	6.29

Total other interest-earning assets	21,519	486	2.26	12,401	293	2.36	16,544	681	4.12

Total Interest-Earning Assets	€736,046	€27,583	3.75%	€781,134	€35,781	4.58%	€877,727	€53,639	6.11%

Cash and due from banks	8,853			10,338			11,789
Noninterest-earning trading assets:
In German offices	25,779			18,479			13,306
In non-German offices	43,685			40,694			42,977
All other assets	64,562			80,487			83,523
Allowance for loan losses	(3,742)			(4,919)			(6,165)

Total Assets	€875,183			€926,213			€1,023,157

% of assets attributable to non-German offices	77%			72%			67%

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

	Year ended December 31,

	2003			2002			2001

			Average			Average			Average
			Yield/			Yield/			Yield/
	Average		Rate	Average		Rate	Average		Rate
	Balance	Interest	(%)	Balance	Interest	(%)	Balance	Interest	(%)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-bearing deposits:
In German offices:
Time deposits	€36,177	€912	2.52%	€41,881	€1,380	3.29%	€46,419	€1,148	2.47%
Savings deposits	24,203	528	2.18	24,428	678	2.77	25,123	840	3.34
Demand deposits	29,393	478	1.63	29,679	604	2.04	29,234	1,181	4.04

Total in German offices	89,773	1,918	2.14	95,988	2,662	2.77	100,776	3,169	3.14

In non-German offices:
Time deposits	135,071	2,806	2.08	148,571	4,219	2.84	184,855	8,041	4.35
Savings deposits	6,632	77	1.16	8,120	146	1.80	9,433	367	3.89
Demand deposits	72,011	1,779	2.47	77,362	2,292	2.96	56,685	4,147	7.32

Total in non-German offices	213,714	4,662	2.18	234,053	6,657	2.84	250,973	12,555	5.00

Total interest-bearing deposits	303,487	6,580	2.17	330,041	9,319	2.82	351,749	15,724	4.47

Trading liabilities:
In German offices	18,593	772	4.15	16,397	663	4.04	14,384	1,033	7.18
In non-German offices	69,468	4,895	7.05	63,352	3,747	5.91	59,923	4,690	7.83

Total trading liabilities	88,061	5,667	6.44	79,749	4,410	5.53	74,307	5,723	7.70

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	14,835	331	2.23	8,619	291	3.37	12,322	914	7.42
In non-German offices	135,791	4,264	3.14	135,408	6,758	4.99	122,982	9,915	8.06

Total central bank funds purchased and securities sold under repurchase agreements	150,626	4,595	3.05	144,027	7,049	4.89	135,304	10,829	8.00

Securities loaned:
In German offices	1,354	1	0.07	662	17	2.56	2,819	144	5.11
In non-German offices	14,837	429	2.89	10,744	563	5.24	21,496	1,758	8.18

Total securities loaned	16,191	430	2.65	11,406	580	5.09	24,315	1,902	7.82

Other short-term borrowings:
In German offices	957	16	1.62	603	20	3.41	911	79	8.67
In non-German offices	20,252	582	2.87	19,994	685	3.42	34,514	1,557	4.51

Total other short-term borrowings	21,209	598	2.82	20,597	705	3.42	35,425	1,636	4.62

Long-term debt:(1)
In German offices	31,736	1,338	4.21	58,117	2,587	4.45	77,142	4,366	5.66
In non-German offices	71,817	2,528	3.52	85,706	3,945	4.60	85,468	4,839	5.66

Total long-term debt	103,553	3,866	3.73	143,823	6,532	4.54	162,610	9,205	5.66

Total Interest-Bearing Liabilities	€683,127	€21,736	3.18%	€729,643	€28,595	3.92%	€783,710	€45,019	5.74%

Noninterest-bearing deposits	27,911			27,282			29,264
Noninterest-bearing trading liabilities:
In German offices	25,072			17,556			15,087
In non-German offices	38,928			37,165			33,672
All other noninterest-bearing liabilities	71,205			77,778			119,330
Shareholders’ equity	28,940			36,789			42,094

Total Liabilities and Shareholders’ Equity	€875,183			€926,213			€1,023,157

% of liabilities attributable to non-German offices	75%			73%			70%
Rate spread	0.57%			0.66%			0.37%
Net interest margin (net interest revenues to total interest-earning assets):
In German offices	1.59%			2.04%			2.45%
In non-German offices	0.57%			0.46%			0.19%
Total	0.79%			0.92%			0.98%

(1)	Includes trust preferred securities

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

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

	Year ended December 31,

	2003 over 2002			2002 over 2001
	Due to changes in:			Due to changes in:

	Net			Net
	Change	Volume	Rate	Change	Volume	Rate

	(€ in millions)
Interest revenues:
Interest-earning deposits with banks:
German offices	€(171)	€(100)	€(71)	€(453)	€(136)	€(317)
Non-German offices	(396)	(307)	(89)	(990)	(653)	(337)

Total interest-earning deposits with banks	(567)	(407)	(160)	(1,443)	(789)	(654)

Central bank funds sold and securities purchased under resale agreements:
German offices	(131)	81	(212)	(41)	141	(182)
Non-German offices	(1,591)	177	(1,768)	(1,606)	964	(2,570)

Total central bank funds sold and securities purchased under resale agreements	(1,722)	258	(1,980)	(1,647)	1,105	(2,752)

Securities borrowed:
German offices	(2)	(4)	2	(174)	(92)	(82)
Non-German offices	(1,378)	621	(1,999)	(2,344)	(963)	(1,381)

Total securities borrowed	(1,380)	617	(1,997)	(2,518)	(1,055)	(1,463)

Trading assets:
German offices	(336)	(181)	(155)	(1,291)	(634)	(657)
Non-German offices	374	872	(498)	(2,624)	1,439	(4,063)

Total trading assets	38	691	(653)	(3,915)	805	(4,720)

Securities available for sale and other investments:
German offices	(519)	(623)	104	(1,662)	(1,081)	(581)
Non-German offices	(149)	(70)	(79)	(407)	(239)	(168)

Total securities available for sale and other investments	(668)	(693)	25	(2,069)	(1,320)	(749)

Loans:
German offices	(2,814)	(2,029)	(785)	(2,629)	(1,788)	(841)
Non-German offices	(1,278)	(984)	(294)	(3,249)	(1,218)	(2,031)

Total loans	(4,092)	(3,013)	(1,079)	(5,878)	(3,006)	(2,872)

Other	193	206	(13)	(388)	(186)	(202)

Total interest revenues	(8,198)	(2,341)	(5,857)	(17,858)	(4,446)	(13,412)

Interest expense:
Interest-bearing deposits:
German offices	(744)	(164)	(580)	(507)	(147)	(360)
Non-German offices	(1,995)	(542)	(1,453)	(5,898)	(792)	(5,106)

Total interest-bearing deposits	(2,739)	(706)	(2,033)	(6,405)	(939)	(5,466)

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

	Year ended December 31,

	2003 over 2002			2002 over 2001
	Due to changes in:			Due to changes in:

	Net			Net
	Change	Volume	Rate	Change	Volume	Rate

	(€ in millions)
Trading liabilities:
German offices	109	91	18	(370)	141	(511)
Non-German offices	1,148	385	763	(943)	256	(1,199)

Total trading liabilities	1,257	476	781	(1,313)	397	(1,710)

Central bank funds purchased and securities sold under repurchase agreements
German offices	40	161	(121)	(623)	(221)	(402)
Non-German offices	(2,494)	19	(2,513)	(3,157)	901	(4,058)

Total central bank funds purchased and securities sold under repurchase agreements	(2,454)	180	(2,634)	(3,780)	680	(4,460)

Securities loaned
German offices	(16)	9	(25)	(127)	(77)	(50)
Non-German offices	(134)	170	(304)	(1,195)	(684)	(511)

Total securities loaned	(150)	179	(329)	(1,322)	(761)	(561)

Other short-term borrowings:
German offices	(4)	9	(13)	(59)	(21)	(38)
Non-German offices	(103)	8	(111)	(872)	(521)	(351)

Total other short-term borrowings	(107)	17	(124)	(931)	(542)	(389)

Long-term debt(1):
German offices	(1,249)	(1,118)	(131)	(1,779)	(951)	(828)
Non-German offices	(1,417)	(578)	(839)	(894)	26	(920)

Total long-term debt	(2,666)	(1,696)	(970)	(2,673)	(925)	(1,748)

Total interest expense	(6,859)	(1,550)	(5,309)	(16,424)	(2,090)	(14,334)

Net change in net interest revenues	€(1,339)	€(791)	€(548)	€(1,434)	€(2,356)	€922

(1)	Includes trust preferred securities

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

Loans Outstanding

      The following three tables provide more detailed information on the loan portion of the Group’s credit exposures. The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

	As of December 31,

	2003	2002	2001	2000	1999

	(€ in millions)

German:
Banks and insurance	€3,861	€1,600	€7,444	€11,068	€5,900
Manufacturing	8,668	9,388	12,612	13,507	13,181
Households (excluding mortgages)	14,161	13,768	13,509	13,920	13,782
Households-mortgages	25,445	25,226	35,283	34,593	34,600
Public sector	1,388	1,750	20,752	22,531	22,078
Wholesale and retail trade	5,133	4,549	6,559	8,865	9,677
Commercial real estate activities	11,629	15,841	28,311	24,695	22,267
Lease financing	855	416	436	3,107	3,020
Other	12,736	15,898	22,878	27,907	31,251

Total German	€83,876	€88,436	€147,784	€160,193	€155,756

Non-German(1):
Banks and insurance	€6,660	€9,120	€12,465	€25,919	€30,342
Manufacturing	7,487	13,157	19,490	21,253	21,003
Households (excluding mortgages)	6,915	6,937	7,873	8,832	7,993
Households-mortgages	8,416	7,276	6,503	1,112	2,690
Public sector	921	2,834	2,906	3,144	3,118
Wholesale and retail trade	6,691	9,918	9,200	12,680	9,816
Commercial real estate activities	1,977	2,519	7,306	7,864	5,438
Lease financing	3,138	3,905	3,263	4,500	2,901
Other	22,327	27,768	49,297	37,133	23,901

Total non-German	€64,532	€83,434	€118,303	€122,437	€107,202

Gross loans	148,408	171,870	266,087	282,630	262,958
Less: unearned income	181	250	664	1,225	1,504

Total	€148,227	€171,620	€265,423	€281,405	€261,454

(1)	For 2001 certain exposures were reclassified from Banks and insurance to Other (€ 6.5 billion) and from Commercial real estate activities to Households (€ 2.8 billion).

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

Loan Maturities and Sensitivity to Changes in Interest Rates

      The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2003.

	As of December 31, 2003

		After one
		but within	After five
	Within one year	five years	years	Total

	(€ in millions)
German:
Banks and insurance	€1,651	€617	€1,593	€3,861
Manufacturing	5,392	2,437	839	8,668
Households (excluding mortgages)	3,571	4,023	6,567	14,161
Households-mortgages	1,833	4,911	18,701	25,445
Public sector	767	161	460	1,388
Wholesale and retail trade	3,677	1,096	360	5,133
Commercial real estate activities	3,232	2,952	5,445	11,629
Other	6,666	3,221	2,849	12,736

Total German	€26,789	€19,418	€36,814	€83,021

Non-German:
Banks and insurance	€4,358	€2,078	€224	€6,660
Manufacturing	4,300	2,171	1,016	7,487
Households (excluding mortgages)	4,244	2,519	152	6,915
Households-mortgages	1,685	1,030	5,701	8,416
Public sector	674	106	141	921
Wholesale and retail trade	4,795	1,399	497	6,691
Commercial real estate activities	817	646	514	1,977
Other	12,703	8,148	1,476	22,327

Total non-German	€33,576	€18,097	€9,721	€61,394

Gross loans	60,365	37,515	46,535	144,415
Less: unearned income	(10)	170	11	171

Total	€60,375	€37,345	€46,524	€144,244

      The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) on December 31, 2003 that had residual maturities after one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

	After one
	but within	After five
	five years	years	Total

	(€ in millions)
Fixed rate loans	€28,820	€37,960	€66,780
Floating or adjustable rate loans	8,525	8,564	17,089

Total	€37,345	€46,524	€83,869

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

Foreign Outstandings

      The following tables list only those countries for which the cross-border outstandings exceeded 0.75% of the Group’s total assets at December 31, 2003, 2002, and 2001. At December 31, 2003, there were no outstandings that exceeded 0.75% of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

	As of December 31, 2003

	Banks and				Net
	Other	Governments			Local
	Financial	and Official		Commit-	Country
Country	Institutions	Institutions	Other(1)	ments	Claim	Total	Percent

	(€ in millions)

United States	€9,467	€5,532	€92,654	€3,117	€13,140	€123,910	15.42%
Japan	1,374	11,928	28,401	186	21,176	63,065	7.85
Italy	2,835	9,369	13,171	1,351	—	26,726	3.33
Netherlands	2,620	4,136	10,454	5,688	1	22,899	2.85
France	2,521	4,557	13,197	1,875	90	22,240	2.77
Great Britain	3,508	2,195	5,480	6,329	874	18,386	2.29
Spain	1,823	2,059	7,124	151	3,099	14,256	1.77
Switzerland	958	1,247	5,323	2,749	—	10,277	1.28
Cayman Islands	197	70	8,126	783	—	9,176	1.14
Canada	466	1,052	4,490	736	65	6,809	0.85
Luxembourg	1,004	133	5,226	199	—	6,562	0.82

(1)	Other includes commercial and industrial, insurance and other loans.

	As of December 31, 2002

	Banks and				Net
	Other	Governments			Local
	Financial	and Official		Commit-	Country
Country	Institutions	Institutions	Other(1)	ments	Claim	Total	Percent

	(€ in millions)

United States	€23,176	€3,560	€69,126	€2,067	€23,702	€121,631	16.04%
Japan	2,027	11,659	15,353	122	16,296	45,457	5.99
Italy	2,630	6,335	14,544	1,116	—	24,625	3.25
Great Britain	6,286	777	3,735	3,192	6,905	20,895	2.76
France	4,605	3,969	9,961	1,260	145	19,940	2.63
Netherlands	5,125	1,911	5,719	2,788	—	15,543	2.05
Spain	1,281	2,152	5,039	623	3,965	13,060	1.72
Cayman Islands	5,926	282	3,828	454	—	10,490	1.38
Switzerland	1,160	683	5,660	2,022	138	9,663	1.27
Belgium	1,899	658	3,707	549	—	6,813	0.90
Luxembourg	4,155	45	689	1,387	—	6,276	0.83

(1)	Other includes commercial and industrial, insurance and other loans.

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

	As of December 31, 2001

	Banks and				Net
	Other	Governments			Local
	Financial	and Official		Commit-	Country
Country	Institutions	Institutions	Other(1)	ments	Claim	Total	Percent

	(€ in millions)

United States	€12,061	€9,046	€58,858	€7,674	€17,536	€105,175	11.45%
Great Britain	6,801	1,228	7,483	7,391	8,509	31,412	3.42
Japan	2,588	11,499	4,768	317	9,895	29,067	3.16
Italy	2,155	11,229	2,682	1,125	1,071	18,262	1.99
France	5,153	1,285	7,963	1,644	227	16,272	1.77
Netherlands	3,012	906	6,369	3,005	276	13,568	1.48
Australia	2,710	1,232	2,871	1,637	3,491	11,941	1.30
Switzerland	1,713	6	6,596	2,503	—	10,818	1.18
Spain	1,436	945	3,289	694	3,210	9,574	1.04

(1)	Other includes commercial and industrial, insurance and other loans.

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

	Year ended December 31,
	(€ in millions, except percentages)

	2003		2002		2001

	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate

		(%)		(%)		(%)

Deposits in German offices:
Noninterest-bearing demand deposits	€20,953		€18,909		€21,028
Interest-bearing demand deposits	29,393	1.63	29,679	2.04	29,234	4.04
Savings deposits	24,203	2.18	24,428	2.77	25,123	3.34
Time deposits	36,177	2.52	41,881	3.29	46,419	2.47

Total	€110,726		€114,897		€121,804

Deposits in non-German offices:
Noninterest-bearing demand deposits	€6,958		€8,373		€8,236
Interest-bearing demand deposits	72,011	2.47	77,362	2.96	56,685	7.32
Savings deposits	6,632	1.16	8,120	1.80	9,433	3.89
Time deposits	135,071	2.08	148,571	2.84	184,855	4.35

Total	€220,672		€242,426		€259,209

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

      The following table provides an analysis of the maturities of deposits in the amount of U.S. $ 100,000 or more in domestic offices as of December 31, 2003.

	Year ended December 31, 2003

		After three	After six
		months but	months
	Within three	within six	but within	After one
	months	months	one year	year	Total

	(in € millions)

Offices in Germany
Certificates of deposits	€257	€—	€—	€408	€665
Other time deposits	€20,451	€806	€1,649	€6,212	€29,118

Total	€20,708	€806	€1,649	€6,620	€29,783

      The amount of time certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by foreign offices was €126.5 billion at December 31, 2003.

      Total deposits by foreign depositors in German offices amounted to € 17.5 billion, € 20.6 billion and € 24.7 billion at December 31, 2003, 2002 and 2001, respectively.

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

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

	December 31,

	2003	2002	2001

	(€ in millions, except percentages)

Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	€102,433	€90,709	€81,375
Average balance	150,626	144,027	135,304
Maximum balance at any month-end	191,744	189,446	200,136
Weighted-average interest rate during the year	3.05%	4.89%	8.00%
Weighted-average interest rate on year-end balance	2.37%	2.05%	2.74%
Securities loaned:
Year-end balance	€14,817	€8,790	€7,620
Average balance	16,191	11,406	24,315
Maximum balance at any month-end	31,347	17,166	57,924
Weighted-average interest rate during the year	2.65%	5.09%	7.82%
Weighted-average interest rate on year-end balance	1.28%	2.73%	3.96%
Commercial Paper:
Year-end balance	€13,150	€4,320	€14,251
Average balance	10,901	9,306	16,878
Maximum balance at any month-end	18,207	15,187	20,492
Weighted-average interest rate during the year	2.35%	2.80%	4.14%
Weighted-average interest rate on year-end balance	2.80%	1.12%	2.10%
Other:
Year-end balance	€9,140	€7,253	€6,221
Average balance	10,308	11,291	18,547
Maximum balance at any month-end	13,752	19,011	35,662
Weighted-average interest rate during the year	3.31%	3.93%	5.06%
Weighted-average interest rate on year-end balance	1.58%	2.86%	4.55%

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

Results of Private & Business Clients Corporate Division excluding sold insurance and related activities

Year Ended December 31, 2002

		Insurance
	Historical	Business	Adjusted

Net revenues	€5,772	€1,274	€4,498
Provision for credit losses	200	—	200
Operating cost base	3,880	104	3,776
Policyholder benefits and claims	650	650	—
Minority interest	7	6	1
Restructuring activities	240	—	240
Goodwill amortization	—	—	—

Total noninterest expenses(1)	4,777	760	4,017

Therein: Severance payments	49	1	48
Income before income taxes	€794	€514	€280

Cost/income ratio in %	83%	60%	89%
Invested assets (€ in billions)	€131	€—	€131

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

Year Ended December 31, 2001

		Insurance
	Historical	Business	Adjusted

Net revenues	€7,759	€3,308	€4,451
Provision for credit losses	193	2	190
Operating cost base	4,742	385	4,357
Policyholder benefits and claims	2,898	2,896	2
Minority interest	18	17	1
Restructuring activities	20	—	20
Goodwill amortization	36	—	36

Total noninterest expenses(1)	7,715	3,298	4,416

Therein: Severance payments	72	9	63
Income before income taxes	€(149)	€7	€(156)

Cost/income ratio in %	99%	100%	99%
Invested assets (€ in billions)	€169	€19	€150

(1)	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

     This document contains non-U.S. GAAP financial measures for the Group, including operating cost base, underlying pre-tax profit, underlying revenues, average active equity and underlying pre-tax return on equity. Set forth below are the reconciliations of such measures to the most directly comparable U.S. GAAP financial measures. Definitions of such non-GAAP financial measures and of the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, as well as the reasons for their use, are set forth in note 28 to the consolidated financial statements. While such definitions and reasons refer to our business segments, they are generally applicable to the Group as a whole.

Reconciliation of reported to underlying net revenues

	2003	2002

	(€ in millions)

Reported net revenues	€21,268	€26,547
Add (deduct)
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Significant equity pick-ups/net (gains)/losses from investments(1)	938	1,197
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Net (gains)/losses on the sale of premises	107	—
Policyholder benefits and claims(2)	(110)	(759)

Underlying revenues(3)	€21,892	€22,755

Reconciliation of reported provision for loan losses to total provision for credit losses

	2003	2002

	(€ in millions)

Reported provision for loan losses	€1,113	€2,091
Provisions for off-balance sheet positions(4)	(50)	17

Total provision for credit losses(5)	1,063	2,108
Change in measurement of other inherent loss allowance	—	(200)

Total provision for credit losses(3)(6)	€1,063	€1,908

Reconciliation of noninterest expenses to operating cost base

	2003	2002

	(€ in millions)

Reported noninterest expenses	€17,399	€20,907
Add (deduct)
Restructuring activities	29	(583)
Goodwill impairment	(114)	(62)
Minority interest	3	(45)
Policyholder benefits and claims(2)	(110)	(759)
Provision for off-balance sheet positions(4)	50	(17)

Operating cost base(3)	€17,257	€19,442

(1)	Includes net gains/ losses from significant equity method investments and other significant investments.

(2)	Policyholder benefits and claims are reclassified from “Noninterest expenses” to “Underlying revenues”.

(3)	For the year ended December 31, 2003, underlying revenues, total provision for credit losses and operating cost base decreased 4%, 44% and 11%, respectively. Total revenues, provision for loan losses and noninterest expenses decreased 20%, 47%, and 17%, respectively.

(4)	Provision for off-balance sheet positions is reclassified from “Noninterest expenses” to “Total provision for credit losses”.

(5)	Includes change in measurement of other inherent loss allowance.

(6)	Excludes change in measurement of other inherent loss allowance.

DEUTSCHE BANK AKTIENGESELLSCHAFT

SUPPLEMENTAL FINANCIAL INFORMATION — (Continued)

(UNAUDITED)

Group Pre-tax Returns on Equity for the Years Ended December 31, 2003 and 2002

Reconciliation of income before income taxes to underlying pre-tax profit:

	2003	2002

	(€ in millions,
	except
	percentages)

Income before income taxes	€2,756	€3,549
Add (deduct):
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Significant equity pick-ups/net (gains)/losses from investments	938	1,197
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Net (gains)/losses on the sale of premises	107	—
Restructuring activities	(29)	583
Goodwill impairment	114	62
Change in measurement of other inherent loss allowance	—	200

Underlying pre-tax profit(1)	€3,575	€1,360

Reconciliation of average total shareholders’ equity to average active equity:

Average total shareholders’ equity	€28,940	€36,789
Average unrealized net gains on securities available for sale, net of applicable tax effects	(810)	(4,842)
Average dividends	(756)	(701)

Average active equity(1)	€27,374	€31,246

Pre-tax return on average total shareholders’ equity(2)	10%	10%
Underlying return on average active equity(3)	13%	4%

(1)	For the year ended December 31, 2003, underlying pre-tax profit and average active equity increased (decreased) 163% and (12)%, respectively. Income before income taxes and average total shareholders’ equity decreased 22% and 21%, respectively.

(2)	Income before income taxes divided by average total shareholders’ equity

(3)	Underlying pre-tax profit divided by average active equity