Form 20-F
period 2004-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2005-03-24
CIK 1159508

As filed with the Securities and Exchange Commission on March 24, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

or

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

Ordinary Shares, no par value           517,269,673
(as of December 31, 2004)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X           No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17             Item 18 X

EX-4.1: MATERIAL CONTRACT
EX-4.2: MATERIAL CONTRACT
EX-4.3: MATERIAL CONTRACT
EX-4.4: MATERIAL CONTRACT
EX-8.1: LIST OF SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-14.1: LEGAL OPINION
EX-15.1: CONSENT OF KPMG

Deutsche Bank Aktiengesellschaft, which we also call Deutsche Bank AG, is a stock corporation organized under the laws of the Federal Republic of Germany. Unless otherwise specified or required by the context, in this document, references to “we”, “us”, and “our” are to Deutsche Bank Aktiengesellschaft and its consolidated subsidiaries.

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

Cautionary Statement Regarding Forward-Looking Statements

We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
–	our implementation of our strategic initiatives;
–	the development of aspects of our results of operations;
–	our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and risks relating to changes in interest and currency exchange rates and in asset prices; and
–	other statements relating to our future business development and economic performance.
In addition, we may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to Annual General Meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Our Board of Managing Directors, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.
Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. We use words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “estimate”, “project”, “should”, “potential”, “reasonably possible”, “plan” and similar expressions to identify forward-looking statements.
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
We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
–	changes in general economic and business conditions;
–	changes and volatility in currency exchange rates, interest rates and asset prices;
–	changes in governmental policy and regulation, and political and social conditions;
–	changes in our competitive environment;
–	the success of our acquisitions, divestitures, mergers and strategic alliances;
–	our success in implementing our Business Realignment Program and realizing the benefits anticipated therefrom; and
–	other factors, including those we refer to in “Item 3: Key Information — Risk Factors” and elsewhere in this document and others to which we do not refer.

Use of Non-GAAP Financial Measures

This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Examples of our non-U.S. GAAP financial measures are: operating cost base, underlying pre-tax profit, underlying cost/income ratio, average active equity and underlying pre-tax return on equity. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer to Note [28] to our consolidated financial, which is incorporated by reference herein.

Use of Internet Addresses

This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

v

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not required because this document is filed as an annual report.

Item 2: Offer Statistics and Expected Timetable

Not required because this document is filed as an annual report.

Item 3: Key Information

Selected Financial Data

We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with generally accepted accounting principles in the United States (which we refer to as U.S. GAAP). Our group division and segment data come from our management reporting systems and are not necessarily based on, or prepared in accordance with, U.S. GAAP. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under U.S. GAAP, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment.”

In reading our income statement data, you should note that the financial accounting treatment under U.S. GAAP for changes in German income tax rates results in a negative impact on our results of operations in 2004, 2003, 2002 and 2001, and a large positive impact in 2000. These tax rate changes, which were enacted in 2000 and 1999, were:
–	significant reductions, effective in 1999 and 2001, in the corporate income tax rate; and
–	the reduction to zero, effective in 2002, of the tax rate applicable to capital gains on the sale of certain equity securities.
These reductions in tax rates resulted in significant decreases in our deferred taxes payable, with a corresponding reduction in our income tax expense for 2000. In 2001, 2002, 2003 and 2004 when we sold securities that had accumulated deferred tax provisions within other comprehensive income, we reversed that deferred tax provision, which resulted in a significant increase in income tax expense.
We more fully explain the financial accounting treatment of these tax rate changes in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”
The financial accounting treatment of the tax rate changes led to approximately € 9.3 billion of our € 13.5 billion net income in 2000. If we exclude the effect of tax rate changes, our net income would have been approximately € 4.2 billion in 2000. Due to sales of equity securities for which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse € 120 million, € 215 million, € 2.8 billion and € 995 million of those provisions as income tax expense in 2004, 2003, 2002 and 2001, respectively. During these years, our net income was € 2.5 billion, € 1.4 billion, € 397 million and € 167 million, respectively. Without the additional income tax expense we describe above, and also without the cumulative effect of accounting changes we describe below, our net income would have been € 2.6 billion, € 1.4 billion, € 3.2 billion and € 1.4 billion in 2004, 2003, 2002 and 2001, respectively. We recommend that you consider our net income excluding the impact of the changes in income tax rates and the reversing effect and the cumulative effect of accounting changes when you compare 2004, 2003, 2002, 2001 and 2000 to one another and to earlier and future periods.

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

Income Statement Data

in € m. and U.S.$ m. (except per share data)	2004	[1]	2004		2003		2002		2001		2000

Net interest revenues	$7,015		5,182		5,847		7,186		8,620		7,028

Provision for loan losses	$503		372		1,113		2,091		1,024		478

Net interest revenues after provision for loan losses	$6,512		4,810		4,734		5,095		7,596		6,550

Commissions and fee revenues	$12,869		9,506		9,332		10,834		10,727		11,693

Trading revenues, net	$8,375		6,186		5,611		4,024		6,031		7,625

Other noninterest revenues	$1,413		1,044		478		4,503		4,163		8,133

Total net revenues	$29,169		21,546		20,155		24,456		28,517		34,001

Compensation and benefits	$13,839		10,222		10,495		11,358		13,360		13,526

Goodwill impairment2/impairment of intangibles	$26		19		114		62		871		771

Restructuring activities	$541		400		(29)		583		294		125

Other noninterest expenses	$9,309		6,876		6,819		8,904		12,189		12,710

Total noninterest expenses	$23,715		17,517		17,399		20,907		26,714		27,132

Income before income tax expense and cumulative effect of accounting changes	$5,454		4,029		2,756		3,549		1,803		6,869

Income tax expense	$1,945		1,437		1,327		372		434		2,643

Income tax expense (benefit) from the 1999/2000 change in effective tax rate and the reversing effect	$162		120	[3]	215	[3]	2,817	[3]	995	[3]	(9,287)[3]

Income before cumulative effect of accounting changes, net of tax	$3,347		2,472	[3]	1,214	[3]	360	[3]	374	[3]	13,513	[3]

Cumulative effect of accounting changes, net of tax[4]	–		–		151		37		(207)		–

Net income[4]	$3,347		2,472	[3]	1,365	[3]	397	[3]	167	[3]	13,513	[3]

Basic earnings per share[5]

Income before cumulative effect of accounting changes, net of tax	$6.80		5.02	[3]	2.17	[3]	0.58	[3]	0.60	[3]	22.00	[3]

Cumulative effect of accounting changes, net of tax[4]	–		–		0.27		0.06		(0.33)		–

Net income[4]	$6.80		5.02	[3]	2.44	[3]	0.64	[3]	0.27	[3]	22.00	[3]

Diluted earnings per share[6]

Income before cumulative effect of accounting changes, net of tax	$6.13		4.53	[3]	2.06	[3]	0.57	[3]	0.60	[3]	21.72	[3]

Cumulative effect of accounting changes, net of tax[4]	–		–		0.25		0.06		(0.33)		–

Net income[4]	$6.13		4.53	[3]	2.31	[3]	0.63	[3]	0.27	[3]	21.72	[3]

Dividends paid per share[7]	$2.03		1.50		1.30		1.30		1.30		1.15

[1]	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3538 per €, the noon buying rate on December 31, 2004.

[2]	Goodwill amortization in 2001 and 2000.

[3]	These figures reflect the income tax expense (benefit) from changes in 1999 and 2000 effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

[4]	In 2003, 2002 and 2001, these figures reflect the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income in Note [2] to our consolidated financial statements.

[5]	We calculate basic earnings per share for each period by dividing our net income by the weighted average number of common shares outstanding.

[6]	We calculate diluted earnings per share for each period by dividing our net income by the weighted average number of common shares and potential dilutive common shares outstanding.

[7]	Dividends we declared and paid in the year.

Balance Sheet Data

in € m. and U.S.$ m.	2004	[1]	2004	2003	2002	2001	2000

Total assets	$1,137,284		840,068	803,614	758,355	918,222	928,994

Loans, net	$184,583		136,344	144,946	167,303	259,838	274,660

Deposits	$446,035		329,469	306,154	327,625	374,089	350,552

Long-term debt	$144,681		106,870	97,480	104,055	166,908	154,484

Common shares	$1,884		1,392	1,490	1,592	1,591	1,578

Total shareholders’ equity	$35,069		25,904	28,202	29,991	40,193	43,683

Tier I risk-based capital (BIS*)[2]	$25,353		18,727	21,618	22,742	24,803	23,504

Total risk-based capital (BIS*)[2]	$38,735		28,612	29,871	29,862	37,058	39,343

*	Bank for International Settlements.

[1]	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3538 per €, the noon buying rate on December 31, 2004.

[2]	We derived and reported the BIS figures in accordance with U.S. GAAP. The figures for 2000 were originally reported in accordance with International Accounting Standards (now called International Financial Reporting Standards, or IFRS). These 2000 figures are restated and reported in accordance with U.S. GAAP for comparison purposes, and are unaudited. For further information, see “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Principal Laws and Regulators - Financial Statements and Audits.”

Certain Key Ratios and Figures

In reading the post-tax return on average total shareholders’ equity, adjusted average total shareholders’ equity (which we call average active equity), post-tax return on average total assets and price/earnings ratio appearing below, you should note the effects on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes we describe above. The table on the next page presents these figures excluding these effects.

	2004	2003	2002

Return on average total shareholders’ equity (post-tax)[1]	9.09%[2]	4.72%[2]	1.08%[2]

Return on average active equity (post-tax)[3]	9.98%[2]	4.99%[2]	1.27%[2]

Return on average total assets (post-tax)[4]	0.28%[2]	0.16%[2]	0.04%[2]

Equity to assets ratio[5]	3.08%[2]	3.31%[2]	3.97%[2]

Cost/income ratio[6]	79.9%	81.8%	78.8%

Employees[7]:
In Germany	27,093	29,878	33,844
Outside Germany	38,324	37,804	43,598

Branches:
In Germany	831	845	936
Outside Germany	728	731	775

Market price:
High	€77.77	€66.04	€82.65
Low	€52.37	€32.97	€35.60
End of year	€65.32	€65.70	€43.90

Price/earnings ratio[8] (at year-end)	14.42 [2]	28.44 [2]	69.68 [2]

[1]	Net income as a percentage of average month-end shareholders’ equity.

[2]	These figures reflect income tax expense of € 120 million in 2004, income tax expense of € 215 million in 2003 and income tax expense of € 2.8 billion in 2002 resulting from the reversal of 1999/2000 credits for tax rate changes pursuant to German tax law. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” The table on the next page presents these figures excluding these effects.

[3]	Net income as a percentage of adjusted average month-end shareholders’ equity. We calculate this adjusted measure of our return on average total shareholders’ equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “post-tax return on average active equity.” This is not a measure of performance provided for in U.S. GAAP, however, and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of these ratios. The items for which we adjust our ratio result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. For further information on our industrial holdings, see “Item 4: Information on the Company – Our Group Divisions – Corporate Investments Group Division.” We realize gains or losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax rate changes we describe above. Accordingly, the adjustments we make to our average total shareholders’ equity to derive our average active equity are to exclude average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders’ equity for the effect of our paying a dividend once a year following approval at the Annual General Meeting. The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active equity:

in € m.	2004	2003	2002
Average total shareholders’ equity	27,194	28,940	36,789
Average unrealized net gains on securities available for sale, net of applicable tax effects	(1,601)	(810)	(4,842)
Average dividends	(815)	(756)	(701)
Average active equity	24,778	27,374	31,246
[4]	Net income as a percentage of average total assets.

[5]	Average shareholders’ equity as a percentage of average total assets for each year.

[6]	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues.

[7]	Number of full-time equivalent employees as of the end of each period.

[8]	Market price per share at year-end divided by diluted earnings per share.

Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax”, and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects:

in € m.		Per share	Per share		Per share	Per share		Per share	Per share
(except per share amounts)	2004	(basic)	(diluted)	2003	(basic)	(diluted)	2002	(basic)	(diluted)

Net income	2,472	5.02	4.53	1,365	2.44	2.31	397	0.64	0.63

Add (deduct):

Reversal of 1999/2000 credits for tax rate changes	120	0.24	0.23	215	0.39	0.36	2,817	4.58	4.50

Cumulative effect of accounting changes, net of tax	–	–	–	(151)	(0.27)	(0.25)	(37)	(0.06)	(0.06)

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	2,592	5.26	4.76	1,429	2.56	2.42	3,177	5.16	5.07

Dividends

The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the results of Deutsche Bank as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between the euro and that currency at the time the euros are converted into that currency.

The table does not reflect German withholding tax that will apply to payments made to non-German residents. These are the German withholding tax rates that apply to our dividend payments made to German taxpayers or to non-German residents:
–	dividends that we paid before 2002 were subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge); and
–	dividends that we paid in 2002 and thereafter will, as a result of changes in German tax law, be subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge).
Residents of countries that have entered into an income tax convention with Germany may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld. For dividends paid before 2002, residents of the United States who are fully eligible for benefits under the income tax convention entered into between the United States and Germany were entitled to receive a refund from the German tax authorities equal to 16.375% of those dividends. For dividends paid in 2002 and thereafter, those U.S. residents were entitled to receive a refund equal to 6.1% of those dividends.
For dividends we paid before 2002, U.S. residents who received a refund from the German tax authorities were treated for U.S. federal income tax purposes as though they had received an additional dividend of 5.88% of the dividend we actually paid. For example, for a declared dividend of 100, U.S. residents were treated for U.S. federal income tax purposes as though they received a dividend of 105.88. For dividends paid in 2002 and thereafter, U.S. residents were not treated as though they received the additional dividend.
For U.S. federal income tax purposes, the dividends we pay will not be eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends beginning in 2002.

	Dividends per	Dividends per	Payout ratio[2,3]
	share[1]	share

2004 (proposed)	$2.30	€1.70	33%

2003	$1.89	€1.50	61%

2002	$1.36	€1.30	203%

2001	$1.16	€1.30	481%

2000	$1.22	€1.30	6%

[1]	For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under -“Exchange Rate and Currency Information” on the last business day of that year.

[2]	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic earnings per share for that year.

[3]	In reading our payout ratios for each year, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes and also of the cumulative effects of accounting changes. We describe the tax rate changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” We describe the accounting changes and their cumulative effects in Note [2] to our consolidated financial statements.

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.3538 per euro, the noon buying rate for euros on December 31, 2004. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2004 or any other date.

The noon buying rate for euros on December 31, 2004 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

in U.S.$ per €	Period-end	Average	[1]	High	Low

2005
March (through March 18)	1.3311	–		1.3465	1.3127
February	1.3274	–		1.3274	1.2773
January	1.3049	–		1.3476	1.2954

2004
December	1.3538	–		1.3625	1.3224
November	1.3259	–		1.3288	1.2703
October	1.2746	–		1.2783	1.2271
September	1.2417	–		1.2417	1.2052

2004	1.3538	1.2478		1.3625	1.1802

2003	1.2597	1.1411		1.2597	1.0361

2002	1.0485	0.9499		1.0485	0.8594

2001	0.8901	0.8909		0.9535	0.8370

2000	0.9388	0.9207		1.0335	0.8270

[1]	We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 18, 2005, the noon buying rate was U.S.$ 1.3311 per euro.

Long-Term Credit Ratings

We believe that maintaining our credit quality is a key part of the value we offer to our clients and shareholders. Below are our long-term credit ratings:

	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Moody’s Investors Service, New York[1]	Aa3	Aa3	Aa3

Standard & Poor’s, New York[2]	AA-	AA-	AA-

Fitch Ratings, New York[3]	AA-	AA-	AA-

[1]	Moody’s defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody’s ranks the obligation in the lower end of the Aa category.

[2]	Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

[3]	Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Capitalization and Indebtedness

Not required because this document is filed as an annual report.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

Risk Factors

An investment in our shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document when you make investment decisions involving our shares.

Market Declines and Volatility can Materially Adversely Affect our Revenues and Profits.

In recent years we have increased our exposure to the financial markets as we have emphasized growth in our investment banking activities, including trading activities, and de-emphasized growth in our traditional lending business. Accordingly, we believe that we are more at risk from adverse developments in the financial markets than we were when we derived a larger percentage of our revenues from traditional lending activities. Market declines can cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode. Volatility can sometimes also adversely affect us.
An overall market downturn can adversely affect our business and financial performance. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events.

We may incur significant losses from our trading and investment activities due to market fluctuations.

We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company – Our Group Divisions – Corporate and Investment Bank Group Division.” We also have made significant investments in individual companies through our Corporate Investments Group Division, which we describe in “Item 4: Information on the Company – Our Group Divisions – Corporate Investment Group Division”. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.
In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on market prices. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile – characterized by rapid changes in price direction – the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.
In addition, we sometimes commit capital and take market risk to facilitate certain capital markets transactions and doing so can result in losses as well as income volatility.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.

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
In particular, many of the businesses we have engaged in through our Corporate Banking & Securities Corporate Division entail credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from:
–	holding securities of third parties;
–	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us;
–	executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
–	extending credit through other arrangements.
Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons. We describe our credit risk and the methods we use to monitor it in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Credit Risk.”

If we are unable to implement our Business Realignment Program (BRP), we may be unable to achieve cost savings and to increase our return on equity, and our future earnings and share price may be materially and adversely affected.

Beginning in 2002, we undertook a variety of measures that have enabled us to reduce costs, lower our risk profile, increase efficiency and raise our profitability. To further pursue these objectives, we announced the Business Realignment Program (BRP) in the fourth quarter of 2004. The BRP covers five key initiatives: aligning our sales and trading platforms, aligning our corporate banking efforts, reorganizing our Asset Management Business Division, adding regional focus in Germany and other regions as well as streamlining our infrastructure. We may be unable to achieve cost savings and to increase our return on equity, and our future earnings and share price may be materially and adversely affected, should we fail to implement the BRP initiatives or should the BRP initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees. We describe our BRP initiatives and their anticipated benefits, as well as factors that could affect the success of these initiatives, in ''Item 4: Information on the Company – Business Overview – Our Business Strategy’’ and ''Item 5: Operating and Financial Review and Prospects – Operating Results – Executive Summary.’’

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
If we avoid entering into additional business combination transactions or fail to identify attractive companies to acquire, market participants may, especially in the current climate of consolidation, perceive us negatively. We may also be unable to expand our businesses, especially into new business areas, as quickly or successfully as our competitors if we do so through organic growth alone. These perceptions and limitations could cost us business and harm our reputation.

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
The merger of the three institutions and our corporate name were entered into the Commercial Register of the District Court in Frankfurt am Main on May 2, 1957. We operate under the German Stock Corporation Act (Aktiengesetz). We are registered under registration number HRB 30 000. Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: James T. Byrne, Jr., Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.
We have made no material capital expenditures or divestitures since January 1, 2004.
Since January 1, 2004, there have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers in respect of other companies’ shares.

Business Overview

Our Organization

Headquartered in Frankfurt, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 840 billion as of December 31, 2004. As of this date, we employed 65,417 people on a full-time equivalent basis, operating in 74 countries out of 1,559 facilities worldwide, of which 53% were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

In order to best serve our clients and manage our own investments, we are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2004, our group divisions were:
–	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
–	Corporate Banking & Securities (CB&S)
–	Global Transaction Banking (GTB)
–	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
–	Asset and Wealth Management (AWM)
–	Private & Business Clients (PBC)
–	Corporate Investments (CI)
In addition to the three group divisions, our organization includes a Corporate Center (CC), which supports cross-divisional management and leadership.
We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:
–	subsidiaries and branches in many countries;
–	representative offices in many other countries; and
–	one or more representatives assigned to serve customers in almost every other country.
The following table shows our net revenues by geographical region, based on our management reporting systems:

in € m.	2004	2003[1]	2002[1]

Germany

CIB	2,319	2,539	2,770

PCAM	4,393	4,318	5,451

Total Germany	6,712	6,857	8,221

Rest of Europe

CIB	4,522	5,032	4,066

PCAM	2,173	2,176	2,295

Total Rest of Europe[2]	6,695	7,209	6,361

North America (primarily U.S.)

CIB	4,390	4,603	4,899

PCAM	1,201	1,473	1,460

Total North America	5,591	6,076	6,359

South America

CIB	72	128	146

PCAM	–	1	16

Total South America	73	130	162

Asia-Pacific

CIB	2,027	1,891	1,916

PCAM	262	248	277

Total Asia-Pacific	2,289	2,140	2,194

Corporate Investments	621	(921)	2,998

Consolidation & Adjustments	(63)	(223)	253

Consolidated net revenues[3]	21,918	21,268	26,547

[1]	Reclassified to conform to the 2004 presentation.

[2]	The United Kingdom accounted for over one-half of these revenues in 2004, 2003, and 2002. Rest of Europe also includes our African operations.

[3]	Consolidated total net revenues comprise interest revenues, interest expense and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Management Structure

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
The Board of Managing Directors has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board which is a separate corporate body. Our Board of Managing Directors focuses on strategic management, corporate governance, resource allocation, risk management and control.
The Group Executive Committee (GEC), established in 2002, comprises the members of the Board of Managing Directors and the Business Heads of our two client-facing group divisions, CIB and PCAM. Following a change to the responsibilities of the Business Heads of our group divisions in September 2004, one GEC member represents the management of our regions. The GEC is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions. We believe this underscores our commitment to a virtual holding structure.
Within each group division, coordination and management functions are handled by Operating Committees at the group division level and Executive Committees for each of the individual business divisions. Functional Committees assist the Board of Managing Directors in the management across businesses of specific support and control areas.

Our Business Strategy

Over the years 2002 and 2003, we fundamentally transformed Deutsche Bank by reducing costs, lowering our risk profile, increasing efficiency and raising our profitability. Nevertheless, we still had not fully leveraged our operational potential. In 2004, we built on the ongoing transformation and pursued four strategic priorities: maintaining strict cost, capital and risk discipline, capitalizing on our global leadership in CIB, delivering profitable growth in PCAM and establishing Deutsche Bank as the most reputable brand.
During 2004, we delivered sustained profit growth. We continued our ‘de-risking’ strategy by further reducing our problem loans, provisions for credit losses as well as our exposure to alternative assets while maintaining our strong capitalization with a BIS Tier I ratio in the upper half of our target range of 8–9%.
Our CIB Group Division consolidated its position as a leading player in Corporate and Investment Banking (based upon publicly available revenue information). We built on our improvements in the PCAM Group Division with our Private & Business Clients Corporate Division achieving € 1 billion in pre-tax profit. Our Asset Management Business Division has reached positions among the world leaders in fixed income funds (source: Institutional Investor, combination of US/ European/ Asian 2004 rankings on year-end 2003 fixed income assets) and in real estate (source: Pensions & Investments, rankings of largest real estate investment managers as of June 30, 2004), and our DWS franchise is the leader in the European mutual fund retail market (source: FERI Fund Market Information, ranking of European Master Group Leaders as of December 31, 2004). Our Private Wealth Management Business Division successfully generated net new money inflows and increased its profitability.
The Deutsche Bank brand is widely recognized throughout the world. By means of targeted, multi-media campaigns and in-depth research with our clients, we further strengthened our brand by increasing its awareness level and value, and reaffirmed our brand essence. We are a global bank with strong roots in our home market Germany, dedicated to excellence, constantly challenging the status quo to deliver superior solutions to our clients.
We delivered the benefits of ongoing ‘transformation’ to our shareholders, by both attractive dividends and continued share buybacks.
Thereby, we laid solid foundations for continued profitable growth in 2005 and beyond. Nevertheless, we believe that a position among the world’s leading banks by market capitalization is a strategic imperative for us. Acknowledging that profitability is a key driver of market value, we deem it critical to further grow our return on equity.

In September 2004, we announced changes to the responsibilities of the heads of our Corporate Divisions which are represented on the Group Executive Committee (GEC). These new responsibilities, which are described in more detail in “Item 6: Directors, Senior Management and Employees – Group Executive Committee”, are designed to improve service to our clients by aligning complementary business lines and to strengthen the representation of Germany, and other key regions, at GEC level.
Following these changes, we announced the Business Realignment Program (BRP) and other measures in the fourth quarter 2004. The BRP covers five key initiatives with significant strategic and financial impact: aligning our sales and trading platforms, aligning our corporate banking efforts, reorganizing our Asset Management Business Division, adding regional focus in Germany and other regions as well as streamlining our infrastructure.
Aligning our sales and trading platforms. We have built a world-leading sales and trading platform (based upon publicly available revenue information), based on outstanding people, constant innovation in finding solutions for our clients, and a dynamic organization. Increasingly, clients are seeking integrated solutions which embrace both asset classes, equity and debt, while margin pressure in mature products and markets continues to grow. We will respond by integrating investor coverage platforms, and merging specific product units where synergies are greatest. We are also integrating our Emerging Markets platforms across debt and equity, our research model, and our manufacturing and distribution platform for retail customers.
Aligning our corporate banking efforts. Increasingly, corporate clients also require an integrated approach. In response, we will integrate our corporate coverage teams, serving our clients more efficiently, customizing our products more effectively around the particular needs of each client. This allows us to operate more cost-effectively, both in the business and in the supporting infrastructure units.
Reorganizing our Asset Management Business Division. Our primary focus in 2005 will be configuring an efficient organization to drive maximum cost-effectiveness and reduce operational complexity. In addition we plan to reposition our business mix by investing in high fee-generating product areas and by expanding DWS into other European countries and into Asia-Pacific. We will continue to focus on improving our investment performance, supported by the new Global CIO and investment platform. A comprehensive global strategic review of all Asset Management units is currently in process. Specifically, the review of the UK business is looking at all options, including organically growing the business or divesting all or part of it.
Adding regional focus in Germany and other regions. The newly-created Management Committee Germany, which includes representatives from all our businesses and key central functions, will play an important role in deepening our relationships with clients, fostering cross-selling, developing our franchise, and strengthening our dialogue with national, governmental, supervisory and industry-wide bodies in Germany. In addition to Germany, we have established comparable committees in the Americas, the Asia-Pacific region and Japan, as well as our key markets in Europe. These committees represent a key component in our objective to strengthen the regional dimension of our management worldwide.
Streamlining our infrastructure. The changes in our front office structure open up opportunities to further streamline our back office infrastructure. Our goal is to migrate to a new operating model, which leverages smartsourcing opportunities. Smartsourcing includes consolidation of decentralized operations units, outsourcing of processes or parts thereof and taking advantage of diverging cost levels in different locations, e.g., labor costs. We anticipate significant efficiencies in Global Technology and Operations, Credit Risk Management and other back office functions through streamlining and reengineering existing infrastructure and processes, aligned with focused investments in our control environment.
These initiatives are designed to drive revenue growth in targeted areas from both coverage and product synergies while simultaneously creating cost synergies from rationalization, process reengineering and outsourcing. The BRP, together with additional measures in the fourth quarter 2004, will involve a total headcount reduction of approximately 6,400 (on a full-time equivalent basis), who should be notified by the end of 2005. We anticipate that a significant portion of this reduction will arise in the CIB and PCAM Group Divisions as we integrate coverage and product units. The majority of the reduction will arise in infrastructure units. The transfer of jobs to more cost-effective locations will result in additional headcount of approximately 1,200. This gives a net reduction in our headcount of approximately 5,200. This figure includes the Efficiency and Investment Plan for Germany announced in December 2004.

Total expenses related to the BRP and additional measures recorded in the fourth quarter 2004 and expected in 2005 are estimated to be approximately € 1.3 billion, of which € 0.6 billion (€ 0,4 billion in restructuring and € 0,2 billion in severance and office-space related charges) was already incurred in the fourth quarter 2004. However, we expect to achieve cost savings of approximately € 1.2 billion in 2005 in relation to the BRP and the additional measures.
Our strategic objective is to build sustainable leadership positions in our core businesses and increase profitability. This, in turn, allows us to deliver superior returns to our shareholders, and strengthen our strategic autonomy, by placing Deutsche Bank among the world’s-leading financial institutions by market value.

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

As announced on September 21, 2004, we decided to reorganize selected areas of the group divisions CIB and PCAM. In addition, we centralized our business support areas which were formerly part of our group divisions and our Corporate Center into one infrastructure group. This infrastructure group will provide, besides the Corporate Center functions, business support services such as information technology, risk management, controlling and human resources to the entire organization. All changes took effect January 1, 2005. We explain the changes to the businesses of CIB and PCAM in more detail in the sections below. In the following discussion, however, we describe our three group divisions and the Corporate Center as they existed on December 31, 2004.

Corporate and Investment Bank Group Division

The Corporate and Investment Bank Group Division primarily serves global corporations, financial institutions and sovereign and multinational organizations. It also serves medium-sized corporate customers throughout Europe and public sector entities in Europe. This group division generated 61% of our net revenues in 2004, 67% in 2003 and 52% in 2002 (on the basis of our management reporting systems).

The Corporate and Investment Bank Group Division’s operations are predominantly in the world’s primary financial centers, including New York, London, Frankfurt, Tokyo, Singapore and Hong Kong. In 2004, nearly 85% of the revenues of the group division was from the United States and Europe, with most of the European business driven from Germany and the United Kingdom. The Asia-Pacific region accounted for most of the remainder, with activities spread out mainly among the more developed countries.
The businesses that comprise the Corporate and Investment Bank Group Division seek to reach and sustain a leading global position in corporate and institutional banking services, measured by financial performance, market share, reputation and customer franchise while making optimal usage of, and return on, our economic capital. The division also continues to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. The Corporate and Investment Bank Group Division’s activities and strategy are primarily client driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of other businesses.

At December 31, 2004, this group division included two corporate divisions, comprising the following business divisions:
–	Corporate Banking & Securities Corporate Division
–	Global Markets
–	Global Equities
–	Global Corporate Finance
–	Loan Exposure Management Group
–	Global Banking Division
–	Global Transaction Banking Corporate Division
–	Global Cash Management
–	Global Trade Finance
–	Trust and Securities Services
Since changes to the responsibilities of the GEC were announced, we have been working on revisions to our operating structure that became effective on January 1, 2005. Within CIB, our two corporate divisions (Corporate Banking & Securities Corporate Division and Global Transaction Banking Corporate Division) remain essentially unchanged. Within Corporate Banking & Securities Corporate Division we will combine our debt and equity sales and trading businesses into a new business division called Global Markets. Global Markets will have nine primary business lines and eight horizontally-integrated customer-facing groups, unified at a local level by strong regional management. A further new business division, Corporate Finance, will consist of most of the former Global Corporate Finance and Global Banking Division business units and will focus on providing advisory, equity and debt financing and structuring services to corporates and financial institutional clients. In addition, CIB’s Client Coverage functions are a key part of the division. The trading units formerly assigned to Global Corporate Finance (Distressed Debt and High Yield) are now part of Global Markets. Loan Trading and trading elements of the Commercial Mortgage Backed Securities business remain in Corporate Finance. Global Transaction Banking will be closely aligned with Corporate Finance, but will remain a separately managed corporate division, providing cash management, trade finance and trust and securities services. Corporate Finance and Global Transaction Banking will together be named Global Banking.

Corporate Banking & Securities Corporate Division

Corporate Division Overview
 Corporate Banking & Securities is made up of the business divisions Global Markets, Global Equities, Global Corporate Finance, Loan Exposure Management Group and the Global Banking Division. They offer financial products worldwide ranging from the straightforward issuing of a first-class government fixed-income bond to the individually-structured problem solution for complex financial requirements.
In January 2004 we closed on the purchase of 40 percent stake in United Financial Group, a Moscow investment bank.
Effective January 2004 the deposit products activity within Global Banking Division was transferred to the GTB Corporate Division.
In 2004, we also transferred the London based Private Client Services (PCS) business unit from AWM to CB&S.
In August 2004, we signed an agreement with Berkshire Mortgage Finance L.P., a subsidiary of the Boston-based Berkshire Group, to acquire substantially all of their origination and servicing assets. The acquisition was closed in October 2004.

Products and Services
The Global Markets Business Division is responsible for origination, sales, structuring and trading activities across a wide range of debt, foreign exchange, commodities, derivative and money market products. The division aims to deliver creative solutions to the debt-raising, investing and hedging needs of customers, by being able to price and hedge any market risk that clients anywhere in the world may wish to assume or avoid.

The Global Equities Business Division provides clients with origination, sales, structuring and trading activities across a range of equity and equity-linked products, including equity derivatives and con-

vertibles. The division offers services covering program trading and index arbitrage, structured equity transactions and equity prime services.

Within our Global Corporate Finance (GCF) Business Division, our clients are offered not only mergers and acquisition and general corporate finance advice together with leveraged debt and equity origination services, but also a variety of credit products and financial services. In addition, we also provide a variety of financial services to the public sector.
Within Global Markets, Global Equities and Global Corporate Finance, in addition to providing products and services to customers, we conduct proprietary trading, or trading on our own account. Most trading activity is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing this exposure by hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also use the Bank’s capital to exploit market opportunities, and this is what we term proprietary trading.
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
All our trading activities, including proprietary trading, are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures About Credit, Market and Other Risk – Risk Management – Market Risk – Value-at-Risk Analysis.”
The business division Loan Exposure Management Group (LEMG) has responsibility for the investment-grade loan book, excluding those of medium-sized German companies and those with original maturities of less than 180 days. LEMG actively manages the risk of the loan book through the implementation of a hedging regime on a selective basis. Since the second quarter of 2004 Global Banking Division Business Division transferred its German Mid Cap loan book to LEMG; the transfer included loans with an original maturity of greater than 360 days.
Global Banking Division (GBD) is the business division which includes relationship management functions related to multinational and medium-sized companies domiciled in Germany, as well as to corporate and institutional clients globally. In Germany, this business division also provides varied financial services to public sector customers. These customers include German federal states (Länder) and regional and local authorities in addition to public enterprises and institutions. GBD in Germany has the product responsibility for lending products such as loans and structured finance. Special financing solutions are provided by Asset Finance & Leasing including its subsidiaries Deutsche Immobilien Leasing GmbH and DB Export-Leasing GmbH as well as by Schiffshypothekenbank zu Lübeck AG. GBD outside Germany, not LEMG, has product responsibility for loans to corporate and institutional clients up to 180 days.

Distribution Channels and Marketing
In the Corporate Banking & Securities Corporate Division the focus of our relationship managers and sales teams is on our client relationships. We have structured our client coverage model so as to provide varying levels of standardized or dedicated service to our customers depending on their needs and level of complexity. Dedicated corporate bankers manage the client relationships with our corporate and financial institution clients. Complex and specific needs are served by corporate bankers and a dedicated client sales team.

Global Transaction Banking Corporate Division

Corporate Division Overview
 Global Transaction Banking is primarily engaged in the gathering, moving, safeguarding and controlling of assets for its clients throughout the world.
Global Transaction Banking provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies and comprises the following business divisions:
–	Global Cash Management;
–	Global Trade Finance; and
–	Trust and Securities Services
In January 2003 we closed the sale of substantial parts of our Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. In January 2004, we completed the acquisition of Dresdner Bank AG’s German domestic custody business which we successfully integrated by December 2004.
Effective January 2004 the deposit products activity within Global Banking Division was transferred to the GTB Corporate Division.
In July 2004, we sold our wholly owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co KG (BCB), a subsidiary of Deutsche Postbank AG. Henceforth BCB provides payment transaction services to us for our German domestic and parts of our foreign payment transactions. Prior to the sale, DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Client and Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Corporate Division and partly within the Global Transaction Banking Corporate Division.

Products and Services
The Global Cash Management Business Division caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative and robust solutions, we handle the complexities of global and regional treasury including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.

Within Global Trade Finance Business Division, our clients are offered a range of trade and risk management products, a full complement of innovative solutions for cross-border structured trade and export finance activities, together with a risk hedging platform utilizing foreign exchange, derivative, money market and OTC/commodity products.
The Trust and Securities Services Business Division provides Domestic Custody Services in 24 national markets as well as trust, payment and administration services for all kinds of debt and equity securities in major locations.

Distribution Channels and Marketing
The Global Transaction Banking Corporate Division markets, originates and distributes its own products and services. The marketing is carried out in conjunction with the relationship managers both in this corporate division and in the Corporate Banking & Securities Corporate Division.

The majority of our third-party customers are financial institutions, such as banks, mutual funds and retirement funds. In the United States, our main global cash services customers are multinational corporations, international banks, broker-dealers, fund managers and insurance companies. In Germany we also focus on middle-market corporations.
To reach potential clients, we attend industry conferences, advertise in trade publications and participate in market surveys. We also implement targeted sales techniques.

Private Clients and Asset Management Group Division

The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 37% of our net revenues in 2004, 39% of our net revenues in 2003, and 36% in 2002 (on the basis of our management reporting systems).

At December 31, 2004, this group division included the following corporate divisions:
–	Asset and Wealth Management
–	Private & Business Clients
The Asset and Wealth Management Corporate Division is comprised of the Asset Management Business Division and the Private Wealth Management Business Division, which includes private banking activities for high net worth clients, their families and selected institutions, as well as the Private Client Services business.
The Private & Business Clients Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal, Poland and the Netherlands.
In June 2004 our wholly-owned subsidiary, european transaction bank ag (etb), which had been managed under the Private Client and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumed the operational management of the securities, funds and derivatives processing. The etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the Corporate and Investment Bank Group Division.
As mentioned, in July 2004, we sold our wholly owned subsidiary DB Payment to a subsidiary of Deutsche Postbank AG. Prior to the sale, DB Payment had been managed within the infrastructure groups of the Private Client and Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Corporate Division and partly within the Global Transaction Banking Corporate Division.

Asset and Wealth Management Corporate Division

Corporate Division Overview
The Asset and Wealth Management Corporate Division operates our global asset management and private wealth management businesses. This division serves a range of retail, private and institutional clients, the latter including:
–	insurance companies
–	pension funds
–	corporations
–	governments
–	charities
Our Asset and Wealth Management Corporate Division is comprised of the Asset Management Business Division covering Traditional Asset Management as well as Real Estate and Hedge Funds, which offer nontraditional or alternative products, and the Private Wealth Management Business Division. We are among the leading asset managers in the world based on total invested assets.
The acquisition of Scudder and RREEF in 2002 put us in the global bulge bracket of the active asset managers and the addition of Scudder’s retail fund business in the U.S. complements our position as a leader in the German retail business (Source: Bundesverband Investment und Asset Management e.V. as of February 17, 2004) through our DWS Investments franchise. Scudder’s institutional business also strongly complemented our existing institutional franchise, especially in the U.S. With our acquisition of RREEF, DB Real Estate is one of the world’s leading asset managers for real estate investments and real estate investment trusts (Source: Pension and Investments as of October 2004).
Other recent acquisitions and divestitures included, in 2003, the sale of most of our Passive Asset Management business to Northern Trust, the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank, and the transfer of a substantial part of our direct real estate private equity portfolio to a third-party fund. In 2004, we merged three Australian trusts – Deutsche Diversified Trust,

Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust creating Australia’s fourth largest listed property trust. In connection with this transaction we also transferred our Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings, subsequently selling a 50% interest in DB RREEF Holdings. Later in 2004, we sold a portion of the private client unit of Scudder, Scudder Private Investment Counsel (PIC), to Legg Mason. In addition we completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH. Also in 2004 we transferred the London based PCS business unit from AWM to CB&S. In 2005 we acquired asset manager Wilhelm von Finck AG as AWM continues to expand its Private Wealth Management franchise in Germany.

Effective January 1, 2005, Asset Management is organized into three distinct global product lines: Institutional Fixed Income and Equity, Mutual Funds including all DWS and Scudder mutual funds, and Alternative Investments, including Hedge Funds, Quantitative Strategies, Real Estate and Structured Products. The product-centric focus divides the old traditional asset management into its already existing products with slight modifications. The alternative investments of Hedge Funds and Real Estate remain primarily unchanged, while the emphasis on Quantitative Strategies and Structured Products has been increased with those two becoming a new alternative product offering.

Products and Services
AWM’s portfolio/fund management products include active fund management, passive/quantitative fund management, alternative investments and discretionary portfolio management.

The active fund management service offers management of client funds via mutual funds, commingled accounts, and separately managed accounts. Our fund managers invest in equity, fixed income, and balanced products that are global, regional, country or industry-specific.
The passive/quantitative fund management services provide a full suite of products, including those of a passive nature, to our customers through a preferred provider agreement with Northern Trust Corporation. We remain linked to the passive business within our German Passive Asset Management business, which was not part of the sale to Northern Trust, and with specialized passive products that we have chosen strategically to continue as investment management services.
Alternative Investments covers our real estate and hedge fund activities. We manage all of our real estate activities through DB Real Estate, which acquires and manages investments in institutional grade properties and real estate securities on behalf of our institutional and private clients worldwide. We specialize in managing core, value-enhancing and high-yield property investments as well as investments in publicly traded real estate securities and mezzanine loans. We offer several types of structures through which our clients may invest, including commingled funds, both closed and open-end, as well as investment programs that can be customized to meet an individual client’s specific needs. Our hedge fund activities are managed through DB Absolute Return Strategies (DB ARS), whose platform provides access to both Deutsche Bank and third-party hedge fund strategies, and offers both single-manager and multi-manager funds. Our selection process is designed to produce a pool of qualified managers in a range of sectors, strategies and styles. As an asset class, hedge funds are designed to provide attractive risk-adjusted returns in most market environments and offer portfolio diversification benefits to investors. We distribute our products globally to institutions and high net worth individuals.
The Private Wealth Management Business Division offers discretionary portfolio management, in which our specialized fund managers have discretion to manage clients’ investments within the clients’ general guidelines. The fund managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where permitted.
AWM also provides brokerage services in which our relationship managers and client advisors provide investment advice to clients whose securities are deposited with us in accounts over which we do not exercise investment discretion. Our services also include advice on wealth management and growth, including tax-optimized investments and estate planning. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where permitted. The relationship managers also advise their clients on the products of third parties.

Our loans/deposits products include traditional deposit products (including current accounts, time deposits and savings accounts) and more specialized secured and unsecured lending. We offer our clients both standardized and more specialized finance and savings products.
We also offer payments, account and remaining financial services, processing and disposition of cash and non-cash payments in local currency, international payments, LCs, guarantees, and other cash transactions.
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of businesses.

Distribution Channels and Marketing
In Germany and elsewhere in Europe (excluding the United Kingdom), we generally market our retail asset management products through our established internal distribution channels, and Private & Business Clients Corporate Division’s distribution channels. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe and in the United Kingdom via our own Asset and Wealth Management distribution channels and through third-party distributors. Scudder Investments distributes its retail products to U.S. investors primarily through financial representatives, including brokers at regional firms, independent financial advisors and registered investment advisors. In addition, we distribute our funds directly to members of the American Association of Retired Persons (AARP) Investment Program.

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
Our relationship managers in the private wealth management business work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.
In our private wealth management onshore business wealthy customers are served via our relationship manager network in the respective countries. Our customers also have access to our retail branch network and other general banking products we offer through our Private & Business Clients Corporate Division. The offshore business encompasses all of our clients who establish accounts outside their countries of residence. These customers are able to use our offshore services to access financial products that may not be available in their countries of residence.
In addition, the client advisors of the Private Client Services business focus on traditional brokerage offering and asset allocation, including a wide range of third party products.

Private & Business Clients Corporate Division

Corporate Division Overview
The Private & Business Clients Corporate Division established one single business model across Europe with a focused, sales-driven management structure under the Deutsche Bank brand. Private & Business Clients serves retail and affluent clients as well as small corporate customers.
The principal divestiture impacting Private & Business Clients was the sale to Zurich Financial Services in 2002 of the greater part of our insurance business, most of which we held through Versicherungsholding der Deutschen Bank AG. As a result of the sale of our insurance business, including our subsidiaries in Germany, Spain, Italy, and Portugal, our reported insurance revenues and policyholder benefits and claims were reduced, and we generate commission income as we continue to be distributor of insurance products from our former subsidiaries to our retail and affluent clients in Germany, Italy and Spain.

Products and Services
Generally, similar banking products and services are offered throughout Europe, except that there are some variations from country to country to meet local market, regulatory and customer requirements.

In offering portfolio/fund management and brokerage services, we provide investment advice, brokerage services, discretionary portfolio management and securities custody services to our clients.
We provide loan and deposit services, with the most significant being building financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The building finance business, which includes mortgages and construction finance, is our single most significant lending business. We provide building finance loans primarily for private purposes, such as home financing. We also offer commercial mortgage loans. Most of our mortgages have an original fixed interest period of five or ten years. Loan and deposit products include also the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG.
PBC’s payments, account & remaining financial services comprise administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also comprise the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In Italy Private & Business Clients issues credit cards and processes credit card payments under the Bankamericard brand.
Other products include primarily activities related to asset and liability management and our sold insurance business.

Distribution Channels and Marketing
To achieve a strong brand position across Europe, we market our services consistently throughout Europe. To make banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To do this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to its products and services. These channels consist of the following in-person and remote distribution points:

–	Investment and Finance Centers. Investment and Finance Centers offer the entire range of products and advice
–	Financial Agents. In most countries we market our retail banking products and services through self-employed financial agents.
–	Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.
–	Internet. On our website we offer clients brokerage services, account information and product information on proprietary and third party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.

–	Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with the Bank’s financial advisors.
We also have some country-specific distribution arrangements that are intended to supplement our local branch networks. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we can distribute our mutual funds and other banking products through DVAG’s independent distribution network in Germany. In order to complement our product range we have signed distribution agreements, whereby Private & Business Clients distributes the products of reputable product suppliers. These include an agreement with Zurich for insurance products, and a strategic alliance with eight fund companies for the distribution of their investment products.

Corporate Investments Group Division

The Corporate Investments Group Division manages much of the bank’s alternative assets portfolio and certain other debt and equity positions. The portfolio includes our private equity and venture capital investments, private equity fund investments, certain corporate real estate investments, certain credit exposures, our portfolio of industrial holdings, our holdings in EUROHYPO AG and Atradius N.V. and certain other non-strategic investments. Historically, our mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.

We believe that the group division enhances our portfolio management and risk management capability. The group division is currently in the course of reducing significantly its equity and other exposure. In this context a number of significant transactions were entered into during 2004, including the sale of our interest in the operations of maxblue Americas and the sale of certain fund investments.
The Corporate Investments Group Division included the following three business divisions in 2004:
The DB Investor Business Division encompassed our substantial holdings in industrial corporations, primarily in Germany, of which many are held and managed through subsidiaries such as DB Industrial Holdings GmbH, DB Value GmbH and others.
The Private Equity Business Division comprised our proprietary private equity investing arm as well as certain client-related businesses.
The Other Corporate Investments Business Division held certain other investments.
Due to the continued reduction in exposures and the streamlining of management, the Corporate Investments Group Division structure was reorganized effective January 1, 2005, with the three former business divisions being amalgamated into a single business division.
Corporate Investments holds interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”). The largest two of these Industrial Holdings, by market value at December 31, 2004, were interests of 10.4% in DaimlerChrysler AG and 2.5% in Allianz AG. Currently, over 99% of our Industrial Holdings are in German corporations. In 2004, our investment in DaimlerChrysler AG was reduced from 11.8% to 10.4%, our investment in DEUTZ AG was reduced from 10.5% to 4.5% and our investments in Fresenius AG and Motor-Columbus AG were sold.
In 2003, our investment in Allianz AG was reduced from 3.2% to 2.5%, and our investments in mg technologies ag and HeidelbergCement AG were sold.
In 2002 we sold our remaining stake in Munich Re, Buderus AG, RWE AG and Continental AG, and our investment in Südzucker AG was significantly reduced.
Rather than engaging in proprietary trading, which involves buying and selling securities on a day-to-day basis, Corporate Investments usually holds our investments in listed securities for several years. The majority of the larger shareholdings in listed companies have been in the portfolio for more than 20 years.
For further information on these holdings, the total market value of which was € 5.5 billion at December 31, 2004, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Market Risk – Market Risk in Our Nontrading Portfolios.”

Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and our own account, in private equity directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds.
Morgan Grenfell Private Equity (MGPE) funds allow a number of external investors to invest in selected companies. MGPE actively acquires investments in companies and places them with the funds, which generally keep their investments for a period of years until the company is deemed fit for a public offering or a resale to an unrelated party. The Private Equity business is also an investor in the MGPE funds. Since April 2003, management and administration services in relation to the MGPE business have been provided by MidOcean Partners UK Advisors LLP, a partnership formed by certain members of the former Corporate Investments management team under the terms of a Secondment and Services Agreement.
Since January 2004, we have closed several transactions, reducing our Private Equity on-balance sheet exposure by approximately € 700 million.
In 2003, the major divestiture was the sale of much of our late-stage portfolio to MidOcean Partners LP, a partnership formed by certain members of the former Corporate Investments management team, in a € 1.5 billion transaction. Less significant transactions include the sale of our investment in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formerly SMATcom GmbH), the reduction of our on-balance sheet exposure by approximately € 110 million by securitization of Private Equity funds, approximately € 350 million by the sale of certain fund investments, and several transactions which further reduced our venture capital exposure.
Other Corporate Investments additionally covers certain Deutsche Bank’s real estate holdings in Germany, many of which are occupied by Deutsche Bank AG.
Recent major real estate transactions include the sale in 2004 of a German real estate portfolio, which the Group will continue to occupy on a medium- to long-term basis, to Eurocastle Investment Limited, an investment company managed by Fortress Investment Group LLC. In 2003 the major transaction was the sale of a real estate portfolio to The Blackstone Group. Due largely to these sales real estate exposure decreased by approximately € 500 million and € 800 million, respectively.
Other Corporate Investments’ largest equity method investment is our 37.7% stake in EUROHYPO AG, which arose from the merger of DB’s former mortgage banking subsidiary with those of Dresdner Bank and Commerzbank AG in 2002 and related business transfers in 2003. In November 2004, EUROHYPO’s retail banking unit sold approximately 14,000 of its German nonperforming mortgage loans to a newly founded company, of which EUROHYPO owns 33% with a consortium led by Citibank holding the balance.
In 2004 we closed on the sale of our interest in the operations of maxblue Americas to Banco do Brazil, our joint venture partner in this investment. maxblue Americas is a brokerage providing a variety of advisory and investment management products and services through internet-based technology, investment centers and personal consultants.
In 2003 we signed contracts to relinquish our 34.6% stake in Gerling-Konzern-Versicherungs-Beteiligungs-AG (GKB) and to restructure, simultaneously with Swiss Re, Sal. Oppenheim and GKB, the ownership of Atradius N.V. (formerly Gerling NCM Credit and Finance AG), a global credit insurer. When the deal closed in 2003 our stake in Atradius N.V. was 38.4%. After a capital increase by Compania Espanola de Seguros y Reaseguros de Credito y Caution and Seguros Catalan Occidente in 2004, our stake in Atradius N.V. was diluted to 33.9%.
In 2003 we sold a 2.7% stake in SES Global S.A. and our entire stake in Greek EFG Eurobank Ergasias S.A.
In 2002 we sold our commercial finance business in North America to GE Commercial Finance, and our consumer finance business in North America to E*TRADE Bank.

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

Competitive Environment

Competitors, Markets and Competitive Factors

The financial services industry – and all of our businesses – are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price.
In Germany, our wholesale and retail business is influenced by a significant fragmentation of the banking sector into three pillars: private sector banks like us, public sector banks (Landesbanken and savings banks), and cooperative banks. The public sector banks and the cooperative banks cooperate closely with other banks within their respective pillar and thus operate as networks for most products. Consolidation in the German banking sector has therefore predominantly taken place within the three pillars. In addition, the different legal form of private sector banks, public sector banks and mutual banks impedes cross-pillar consolidation. By virtue of their legal form as public-law institutions, public sector banks may only be owned by municipalities and other public bodies and can rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). On July 18, 2001, the European Commission and the German government agreed to discontinue these mechanisms in general after July 18, 2005, subject to transition rules for liabilities existing on that date. In the meantime, a discussion has evolved as to whether the traditional boundaries between the private sector banks, the public sector banks and the cooperative banks should be abandoned in whole or in part in order to improve the competitiveness of German banks within Europe and globally. We monitor this discussion closely and analyze carefully any potential business opportunities or challenges that might emerge in this context.
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

Competition in Our Businesses

Corporate and Investment Bank Group Division
Our investment banking operation competes in domestic and international markets directly with numerous investment banking firms, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks. Within Germany, our competitors include German private universal banks, regional banks, savings banks, public state banks and cooperative banks.

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

Our private wealth management business faces intensifying competition from the private banking and wealth management units of other global financial service companies and from investment banks.
Our main competitors in the asset management business are asset management subsidiaries of major financial services companies, mutual fund managers and institutional fund managers in Europe and the United States.

Regulation and Supervision

Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct operations. As we have operations in almost every country in the world, ranging from subsidiaries and branches in many countries down to representative offices in other countries, or employee representatives assigned to serve customers in yet others, we are regulated and supervised in virtually every country. Local authorities impose certain organizational, reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on our banking and nonbanking operations. In addition, a number of countries in which we operate impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:

–	restrictions on the opening of local offices, branches or subsidiaries and the types of banking and nonbanking activities that may be conducted by those local offices, branches or subsidiaries;

–	restrictions on the acquisition of local banks or requirements of specified percentages of local ownership or specified numbers of local management personnel; and
–	restrictions on investment and other financial flows in and out of the country.
Changes in the regulatory and supervisory regimes of the countries where we operate will determine, to some degree, our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.
The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) is our principal supervisor on an unconsolidated (Deutsche Bank AG only) and on a consolidated basis (Deutsche Bank AG and the entities consolidated with it for German regulatory purposes). Additionally, many of our operations outside Germany are regulated by local authorities. Within countries that are member states of the European Union or other contracting states of the Agreement on the European Economic Area (Iceland, Liechtenstein and Norway), our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the markets of the host country. In the United States, our New York branch, as well as our principal U.S. subsidiary bank (Deutsche Bank Trust Company Americas (DBTCA), formerly Bankers Trust Company), are principally supervised by the New York State Banking Department and the Board of Governors of the Federal Reserve System.
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

Regulation and Supervision in Germany

Distinctive Features of the German Banking System
There are two general types of banks: universal banks and specialized banks. Universal banks are also known as full-service or multi-purpose banks. Universal banks, such as ourselves, engage not only in the deposit and lending business but also in investment banking, underwriting and securities trading, both for their own account and for their customers. Specialized banks, such as mortgage banks (Hypothekenbanken) or building societies (Bausparkassen), engage only in certain types of credit business or in specialized banking services. Financial services institutions, which primarily engage in the securities business, are different in nature from universal and specialized banks.
German law generally allows universal banks to engage in all the specialized banking activities that specialized banks perform, such as mortgage lending and public sector lending. They are generally not allowed to refinance mortgage loans and public sector loans by issuing mortgage bonds (Hypothekenpfandbriefe) and public sector bonds (Öffentliche Pfandbriefe). Pfandbriefe are a specialized type of debt security. They are collateralized by pools of loans secured by first mortgages or a pool of public sector loans and may only be issued by mortgage banks and public banks. In October 2004, the Federal Government introduced the bill of a Pfandbrief Act into parliament. This act would allow every German bank to issue Pfandbriefe, provided that it has obtained a specific license for this activity. Pfandbrief issuance activities would be subject to specific regulation and supervision with respect to the valuation and administration of the assets that serve as collateral. The Act would also abandon the limitations on the activities of mortgage banks. They would then be permitted to operate as universal banks. It is expected that the Pfandbrief Act will become effective later this year.

Principal Laws and Regulators
We are authorized to conduct general banking business and to provide financial services under, and subject to the requirements set forth in, the German Banking Act (Kreditwesengesetz).

We are subject to comprehensive regulation and supervision by the BaFin and the Deutsche Bundesbank (referred to as Bundesbank, the German central bank). The European Central Bank regu-

lates us in regard to minimum reserves on deposits. We are materially in compliance with the German laws that are applicable to our business.

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
In June 2004, the Basel Committee adopted revised recommendations for international capital adequacy standards widely referred to as the Basel II capital framework. The two principal features of the new framework are (1) to align capital requirements more closely with the underlying risks and (2) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The framework has to be implemented in the various countries that participate in the Basel Committee by year-end 2006. We may have to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs.

The German Securities Trading Act

Under the German Securities Trading Act (Wertpapierhandelsgesetz), the BaFin regulates and supervises securities trading in Germany. The Securities Trading Act prohibits, among other things, insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another country that is a member state of the European Union or another contracting state of the Agreement on the European Economic Area.
To enable the BaFin to carry out its supervisory functions, banking institutions are subject to comprehensive reporting requirements with respect to securities and derivatives transactions. The reporting requirements apply to transactions for the banking institution’s own account as well as for the account of its customers. The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act.

Regulation by the BaFin

The BaFin is a federal regulatory authority and reports to the German Federal Ministry of Finance. It was formed on May 1, 2002, and assumed the responsibilities of the German Banking Supervisory Authority, the German Securities Trading Supervisory Authority and the German Insurance Supervisory Authority. The BaFin issues regulations and guidelines that implement German banking laws and other laws affecting German banks.

The BaFin supervises the operations of German banks on an unconsolidated and a consolidated basis to ensure that they are in compliance with the Banking Act and other applicable German laws and regulations. It places particular emphasis on compliance with capital adequacy and liquidity requirements, large exposure limits and restrictions on certain activities imposed by the Banking Act and related regulations.

Regulation by the Bundesbank

The Bundesbank supports the BaFin and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as examinations to assess the adequacy of our capital base and risk management systems. In this supervisory role the Bundesbank follows the guidelines issued by the BaFin acting in concert with the Bundesbank. The Bundesbank is also responsible for the collection and analysis of statistics and reports from German banks.
Nevertheless, these two institutions have distinct functions. While the BaFin has the sole authority to issue administrative orders (Verwaltungsakte) binding on German banks, it is required to consult with the Bundesbank before it issues general regulations (Verordnungen). In addition, the BaFin must obtain the Bundesbank’s consent before it issues any general regulations or guidelines that would affect the Bundesbank’s operations, such as the Principles on Own Funds and Liquidity of Credit Institutions (Grundsätze über die Eigenmittel und Liquidität der Kreditinstitute), which relate to capital adequacy (Grundsatz I or “Principle I”) and liquidity (Grundsatz II or “Principle II”).

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

Regulatory Banking Capital and Risk-Weighted Assets
Regulatory banking capital, the numerator of the solvency ratio, is defined in the Banking Act for banks, such as ourselves, that are organized as stock corporations, as consisting principally of the following items:

Tier I capital:

–	Paid-in Subscribed Capital (not including capital with respect to preferred shares with cumulative dividend rights).
–	Capital Reserves.
–	Earnings (Revenues) Reserves.
–	Fund for General Banking Risks. A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.
–	Silent Partnership Interests (stille Beteiligungen). Silent partnership interests are hybrid participations in the business of a bank. Such interests are subject to certain conditions, including a minimum term of five years (or ten years for purposes of BIS capital rules), noncumulative dividends, participation in the bank’s losses and subordination to the rights of all creditors in the event of insolvency or liquidation of the bank.
Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier I capital calculation.

Tier II capital (limited to the amount of Tier I capital):

–	Paid-in Subscribed Capital. This is capital with respect to preferred shares with cumulative dividend rights.
–	Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.
–	Longer-term Subordinated Debt. (Limited to 50% of the amount of Tier I capital) This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.
–	Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz). A bank may include 45% of these reserves in regulatory banking capital. However, any reserves included in regulatory banking capital must have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings.
–	Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other nonbanking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4% of the book value of the receivables and securities recorded.
–	Certain Unrealized Reserves. These may include up to 45% of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 35% of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4% of its risk-weighted assets. Reserves may be included in Tier II capital only up to a maximum amount of 1.4% of risk-weighted assets.

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

Tier III Capital and Market Price Risk

Principle I also sets forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:
–	foreign exchange positions;
–	commodities positions;
–	certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and
–	options positions.
The net risk-weighted market price risk positions must be covered by Own Funds (Eigenmittel) that are not required to cover counterparty risk. Own Funds consist of regulatory banking capital (Tier I plus Tier II capital) and Tier III capital. The calculation of risk-weighted market price risk positions must be made in accordance with specific rules set forth in Principle I or, at the request of a bank, in whole or in part in accordance with the bank’s internal risk rating models approved by the BaFin.
At the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:
–	the difference between the bank’s regulatory banking capital and 8% of its aggregate amount of risk-weighted risk assets; and
–	the bank’s Tier III capital.

Tier III capital consists of the following items:

–	Net Profits. Net profits are defined as the proportionate profit of a bank which would result from closing all trading book positions at the end of a given day minus all foreseeable expenses and distributions and minus losses resulting from the banking book which would likely arise upon a liquidation of the bank, unless such losses must be deducted from the bank’s regulatory banking capital pursuant to an order of the BaFin.
–	Short-term Subordinated Debt. This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.
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
The Banking Act defines the banking book as all positions and transactions that are not part of the trading book. The trading book is defined as consisting primarily of the following:

–	financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements;
–	positions and transactions for the purpose of hedging market price risks arising from the trading book and related refinancing transactions;
–	transactions subject to the designation of the counterparty (Aufgabegeschäfte);
–	payment claims in the form of fees, commissions, interest, dividends and margins directly linked to trading book positions; and
–	repurchase, lending and similar transactions related to trading book positions.
Banks must set internal criteria according to which they allocate positions and transactions to the trading book and notify such criteria to the BaFin and the Bundesbank.

Consolidated Regulation and Supervision
The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) and each financial conglomerate (Finanzkonglomerat) taken as a whole meets the Own Funds requirements. Under the Banking Act, a group of institutions consists of a bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50% of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties. A financial conglomerate is a group of companies in which the parent company is directly or indirectly through a subsidiary engaged in the financial sector, at least one group company is active in the banking and securities sector, and at least one group company is active in the insurance sector, provided that the consolidated and aggregated activities of the group in both the banking and securities sector and in the insurance sector are material.

Capital Requirements under the Basel Capital Accord
We have agreed with the BaFin to calculate and report our consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (which we call the Basel Capital Accord) in addition to the calculation and reporting requirements in accordance with the Banking Act as described above. The Basel Capital Accord provides that banks shall maintain (on a consolidated basis) a risk-based core capital ratio of at least 4% and a risk-based regulatory banking capital ratio of at least 8%. In some respects (for example, for the treatment of goodwill and commercial real estate loans), the calculation of these ratios is different from the calculation under the Banking Act.

Liquidity Requirements

The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. Principle II prescribes these specific liquidity requirements applicable to banks and to certain financial services institutions. The liquidity requirements set forth in Principle II are based on a comparison of the remaining terms of certain assets and liabilities. Principle II requires maintenance of a ratio (Liquiditätskennzahl or “one-month liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. German banks and certain financial services institutions are required to report the one-month liquidity ratio and estimated liquidity ratios for the next eleven months to the BaFin on a monthly basis. The liquidity requirements set forth in Principle II do not apply on a consolidated basis.

Limitations on Large Exposures

The Banking Act and the Large Exposure Regulation (Grosskredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks on an unconsolidated and a consolidated basis through restrictions on large exposures (Grosskredite). The large exposure rules distinguish between the following two types of institutions:

–	banks and groups of institutions with minor trading book positions that are not subject to the rules relating to the trading book (see “Capital Adequacy Requirements”) (non-trading book institutions); and
–	banks and groups of institutions that are subject to the rules relating to the trading book (trading book institutions).
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
Aggregate book large exposures are created when the sum of banking book exposures and the exposures incurred in the trading book related to a client, and clients affiliated with it, (trading book large exposures) equals or exceeds 10% of the bank’s or group’s Own Funds. The 25% limit (20% in the case of unconsolidated affiliates), calculated by reference to a bank’s or group’s Own Funds, also applies to aggregate book large exposures. Exposures incurred in the trading book include:
–	the net amount of long and short positions in financial instruments involving interest rate risk (interest net positions);
–	the net amount of long and short positions in financial instruments involving equity price risk (equity net positions); and
–	the counterparty risk arising from positions in the trading book.
In addition to the above limits, the total of all banking book large exposures must not exceed eight times the bank’s or group’s regulatory banking capital, and the total of all aggregate book large exposures must not exceed in the aggregate eight times the bank’s or group’s Own Funds.
A bank or group of institutions may exceed these ceilings only with the approval of the BaFin and subject to increased capital requirements for the amount of the large exposure that exceeds the ceiling.
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

Limitations on Significant Participations

The Banking Act places limitations on the investments of deposit-taking banks, such as ourselves, in enterprises outside the financial and insurance industry, where such investment (called a “significant participation”):
–	directly or indirectly amounts to 10% or more of the capital or voting rights of an enterprise; or
–	would give the owner significant influence over the management of the enterprise.
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
The nominal value (as opposed to book value or price paid) of a bank’s significant participation in an enterprise must not exceed 15% of the bank’s regulatory banking capital. Furthermore, the aggregate nominal value of all significant participations of a bank must not exceed 60% of the bank’s regulatory banking capital. A bank may exceed those ceilings only with the approval of the BaFin. The bank is required to support the amount of the significant participation or participations that exceed a ceiling with regulatory banking capital on a one-to-one basis.

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
Compliance with the capital adequacy ratios pursuant to the Basel Capital Accord (see “Capital Adequacy Requirements – Capital Requirements under the Basel Capital Accord”) is based on financial statements prepared for consolidation purposes. Therefore, our compliance with such capital adequacy ratios until the end of 2000 is based on financial statements prepared in accordance with IAS and since 2001 is based on financial statements prepared in accordance with U.S. GAAP. We anticipate that such compliance will be based on financial statements prepared in accordance with IFRS once we apply the EU Regulation of July 2002.
Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates the accountant and supervises the audit. The BaFin must be informed of and may reject the accountant’s appointment.
The Banking Act requires that a bank’s auditor informs the BaFin of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the financial position of the bank. The auditor is also required to notify the BaFin in the event of a material breach by management of the articles of association or of any other applicable law.
The auditor is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht) for submission to the bank’s supervisory board, the BaFin and the Bundesbank.

Reporting Requirements

The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks.

Internal Auditing

The BaFin requires every German bank to have an effective internal auditing department. The internal auditing department must be adequate in size and quality and must establish adequate procedures for monitoring and controlling the bank’s activities.
Banks are also required to have a written plan of organization that sets forth the responsibilities of the employees and operating procedures. The bank’s internal audit department is required to monitor compliance with the plan.

Enforcement of Banking Regulations; Investigative Powers

Investigations and Official Audits
The BaFin conducts audits of banks on a random basis, as well as for cause. It may require banks to furnish information and documents in order to ensure that the bank is complying with the Banking Act and its regulations. The BaFin may conduct investigations without having to state a reason for its investigation.
The BaFin may also conduct investigations at a foreign entity that is part of a bank’s group for regulatory purposes in order to verify data on consolidation, large exposure limitations and related reports. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.
The BaFin may attend meetings of a bank’s supervisory board and shareholders’ meetings. It also has the authority to require that such meetings be convened.

Enforcement Powers
The BaFin has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank’s managers from office, transfer their responsibilities in whole or in part to a special commissioner or prohibit them from exercising their current managerial capacities. If a bank’s Own Funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy the deficiency within a certain period, then the BaFin may prohibit or restrict the bank from distributing profits or extending credit. This prohibition also applies to the parent bank of a group of institutions in the event that the Own Funds of the group are inadequate on a consolidated basis. If a bank fails to meet the liquidity requirements, the BaFin may also prohibit the bank from making further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:
–	issuing instructions relating to the management of the bank;
–	prohibiting the acceptance of deposits and the extension of credit;
–	prohibiting or restricting the bank’s managers from carrying on their functions; and
–	appointing supervisors.
If these measures are inadequate, the BaFin may revoke the bank’s license and, if appropriate, order the closure of the bank.
To avoid the insolvency of a bank, the BaFin may prohibit payments and disposals of assets, close the bank’s customer services, and prohibit the bank from accepting any payments other than payments of debts owed to the bank. Only the BaFin may file an application for the initiation of insolvency proceedings against a bank.
Violations of the German Banking Act may result in criminal and administrative penalties.

Deposit Protection in Germany

The Deposit Guarantee Act
The Law on Deposit Insurance and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, the Deposit Guarantee Act) provides for a mandatory deposit insurance system in Germany. It requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (Entschädigungseinrichtungen). The investor compensation institutions are supervised by the BaFin. Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as us.

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
Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee Act. The investor compensation institution may exempt a bank from special contributions in whole or in part if full payments of such contributions are likely to render such bank unable to repay its deposits or perform its obligations under securities transactions. The amount of such contribution will then be added proportionately to the special contributions levied on the other participating banks.

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

Regulation and Supervision in the United States

Our operations are also subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch. We also control several U.S. banking subsidiaries, including DBTCA and U.S. broker-dealers, such as Deutsche Bank Securities Inc. as well as several U.S. nondeposit trust companies and nonbanking subsidiaries.

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

DBTCA is a state-chartered bank and is a member of the Federal Reserve System, the deposits of which are insured by the Federal Deposit Insurance Corporation (referred to as the FDIC). As such, DBTCA is subject to regulation, supervision and examination by both the Federal Reserve Board and the New York Banking Department and to relevant FDIC regulation. Deposits with our New York branch are not insured (or eligible for deposit insurance) by the FDIC. Our federally-chartered banking operations are also subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. We and certain of our subsidiaries are also subject to regulation, supervision and examination by the state banking regulators of certain of the states in which we conduct banking operations, including New York, Delaware, Connecticut, New Jersey and Texas.

Restrictions on Activities
Federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in nonbanking activities in the United States. The Gramm-Leach-Bliley Act of 1999 significantly modified these restrictions. Prior to the Gramm-Leach-Bliley Act, the Bank Holding Company Act restricted us from acquiring U.S. companies engaged in nonbanking activities unless the Federal Reserve Board determined that those activities were a proper incident to banking, managing or controlling banks, or that another exemption applied. Moreover, prior Federal Reserve System approval was required to engage in new activities and to make nonbanking acquisitions in the United States. Following the Gramm-Leach-Bliley Act, qualifying bank holding companies and foreign banks that become financial holding companies may engage in a substantially broader range of nonbanking activities in the United States, including securities, merchant banking, insurance and other financial activities, in many cases without prior notice to, or approval from, the Federal Reserve System or any other U.S. banking regulator. The Gramm-Leach-Bliley Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature.

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
In addition, the so-called “push-out” provisions of the Gramm-Leach-Bliley Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. The rules of the Securities and

Exchange Commission narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003, while those narrowing the exclusion of banks from the definition of “broker” are proposed to become effective on January 1, 2006. As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been or will be restructured or transferred to one or more U.S. registered broker-dealer subsidiaries.

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

Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York in an amount equal to 1% of its liabilities (excluding liabilities to other offices and our subsidiaries), as security for the protection of depositors and certain other creditors. The amount of assets required to be pledged is subject to a maximum of U.S.$ 400,000,000 in the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York branch has been. Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.

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
The New York State Banking Law authorizes the Superintendent of Banks to take possession of the business and property of a New York branch of a foreign bank under circumstances involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Banks for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Banks will turn over the remaining assets, if any, to the foreign bank or its duly appointed liquidator or receiver.
Under the New York State Banking Law, our New York branch is generally subject to the same limits on lending to a single borrower, expressed as a ratio of capital, that apply to a New York state-chartered bank, except that for our New York branch such limits are based on our worldwide capital.

Deutsche Bank Trust Company Americas
DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Bank Insurance Fund (calculated using a risk-based assessment system). These assessments are based on deposit levels and other factors.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized”. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes undercapitalized, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5% of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized”. Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator. Since the enactment of FDICIA, DBTCA has been categorized as “well capitalized” under Federal Reserve System regulations.

Other
In the United States, our U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:

–	sales methods;
–	trade practices among broker-dealers;
–	use and safekeeping of customers’ funds and securities;
–	capital structure;
–	recordkeeping;
–	the financing of customers’ purchases; and
–	the conduct of directors, officers and employees.
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

Regulation and Supervision in Other Jurisdictions

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks and monetary authorities, which supplement the home country supervision exercised by the BaFin.
For our branches within the European Economic Area, our primary regulator remains the BaFin pursuant to the “European Passport” we summarize above. Where we operate a branch outside the European Economic Area we do so under two licenses: our German banking license and a license from the host country. We may conduct businesses in the host country only to the extent that our German banking license and the host country’s license both permit them. When we operate a subsidiary outside Germany, the subsidiary holds whichever license is required by local law.

Organizational Structure

We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors, except that we have provided information on Taunus Corporation’s principal subsidiaries to give you an idea of Taunus’ business. We own 100% of the equity and voting interests in these significant subsidiaries.

Subsidiary	Place of Incorporation

Taunus Corporation[1]	Delaware, United States

Deutsche Bank Trust Company Americas[2]	New York, United States

Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany

DWS Holding & Service GmbH[5]	Frankfurt am Main, Germany

DWS Investment GmbH[6]	Frankfurt am Main, Germany

[1]	This company is a holding company for most of our subsidiaries in the United States.

[2]	This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

[3]	This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.

[4]	The company serves private individuals, affluent clients and small business clients with banking products.

[5]	This company is a German limited liability company and operates as an umbrella company for DWS Investment GmbH and a number of other European mutual fund management companies located in Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.

[6]	This company, in which DWS Holding & Service GmbH owns 100% of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

Property, Plant and Equipment

On December 31, 2004, we operated in 74 countries out of 1,559 facilities around the world, of which 53% were in Germany. We lease a majority of our offices and branches under long term agreements.

On December 31, 2004, we had premises and equipment with a total book value of approximately € 5.2 billion. Included in this amount were land and buildings with a carrying value of approximately € 3.6 billion, of which approximately € 1.9 billion was for our own operations and approximately € 1.7 billion was held for investment purposes.
In December 2004 we announced the closing of an agreement to sell a portfolio of 109 properties in Germany, which were mainly occupied by the bank, to Eurocastle Investment Limited, an investment company managed by Fortress Investment Group LLC, for approximately € 300 million. The portfolio consisted of business premises totaling approximately 300,000 square meters. The properties were mainly located in the centers of small to mid-sized cities throughout Germany. The bank will continue to occupy most of the properties on a medium- to long-term basis.
We continue to review our property requirements worldwide taking into account our recently announced cost containment measures as well as growth initiatives in selected businesses.

See Note [36] to our consolidated financial statements regarding the damage to our property resulting from the September 11 terrorist attacks.

Information Required by Industry Guide 3

Please see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”, Note [5] to the consolidated financial statements and pages S-1 through S-11 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.

Item 5: Operating and Financial Review and Prospects

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-2.

Significant Accounting Policies and Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates. The impact and any associated risks related to these policies on our business operations is discussed throughout “Item 5: Operating and Financial Review and Prospects” where such policies affect our reported and expected financial results.

Fair Value Estimates

Certain of our financial assets and liabilities are carried at fair value, including trading assets and liabilities, derivatives held for nontrading purposes, securities available for sale and investments held by designated investment companies. In addition, nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are carried at historical cost net of declines in fair value below cost that are deemed to be other than temporary. Loans held for sale are carried at the lower of cost or market (LOCOM).
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable unrelated willing parties, other than in a forced or liquidation sale. Since the fair value determined might differ from actual net realizable values, the fair value estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain over-the-counter derivatives, some of which may have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which holds investments that are not actively traded.

Methods of Determining Fair Value
Quoted market prices in active markets are the most reliable measure of fair value. The majority of our securities carried at fair value are based on quoted market prices. However, quoted market prices for certain instruments, investments and activities, such as loans held for sale, non-exchange traded contracts and venture capital companies and nonmarketable equity securities may not be available.

When quoted market prices are not available, values for financial assets and liabilities are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using financial models is dependent upon parameters including time value, yield curve, volatility factors, correlation factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. The valuation process to price financial instruments at fair value includes making adjustments to prices and financial model outputs to consider factors such as close out costs, liquidity and counterparty credit risk.

Where valuation of financial instruments is subjective due to the lack of observable market prices or inputs, management must apply judgment to make estimates and certain assumptions. For example, if prices or inputs to financial models are used for similar financial instruments, judgment is applied to make appropriate adjustments for differences in credit risk, liquidity or other factors. Where fair value is not based upon observable market prices or inputs we defer any trade date profit or loss.

Internal Controls Over Fair Value
To ensure the accuracy of our valuations, we have established certain internal control procedures over the valuation process. The price and parameter input verification process is a primary control over the front office valuation of financial instruments, which is performed either through independent pricing, independent price verification or alternative procedures.

Independent pricing occurs where the prices or parameter inputs are sourced directly from the market by Controlling. This is the preferred method of valuation control and Controlling performs checks on the ongoing data quality including automated checks for stale and missing prices.
Where prices and parameters are input by the front office, Controlling performs independent price verification of these inputs against available independent market sources.
The majority of the Group’s trading portfolio (including securities and derivatives) and available for sale portfolio are subject to independent pricing or independent price verification procedures.
Where prices or parameter inputs are not observable, then the appropriateness of fair value is subject to alternative procedures. Such procedures include assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and considering other benchmarks. These procedures require the application of management judgment.
Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk – Value-at-Risk-Analysis.” Where fair value is based on financial models, the assumptions and techniques within the models are independently validated by a specialist group within Controlling.

Allowance for Loan Losses

We maintain an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses are a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions.
The specific loss component is the allowance for losses on loans for which management believes that it is probable that we will be unable to collect all of the principal and interest due under the loan agreement. This component comprises the largest portion of our allowance and requires consideration of various underlying factors which include, but are not limited to, the financial strength of our custom-

ers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our re-evaluation.

Some of the underlying factors used in determining the inherent loss component, include, but are not limited to, historical loss experience and political, economic and other relevant factors. We determine our country risk allowance based on historical loss experience and current market data affecting a country’s financial condition. Our smaller-balance standardized homogeneous portfolio is evaluated for inherent loss on a collective basis and an allowance is established based on analyses of historical loss experience for each product type according to criteria such as past due status and collateral recovery values. The other inherent loss allowance represents our estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating our loan loss allowances.
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
Our provision for loan losses totaled € 372 million, € 1.1 billion and € 2.1 billion for the years ended December 31, 2004, 2003 and 2002, respectively.
For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Credit Loss Experience and Allowance for Loan Losses” and Notes [7] and [8] to the consolidated financial statements.

Impairment of Assets other than Loans

Certain assets, including equity method and other direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, goodwill and other intangible assets, are subject to impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in fair value, or its cost may not be recoverable. Based on our impairment reviews related to these assets, we recorded total impairment charges of € 135 million in 2004, € 1.5 billion in 2003 and € 1.1 billion in 2002. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.
Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments, other equity interests and securities available for sale resulted in impairment charges of € 96 million in 2004, € 1.3 billion in 2003 and € 1.0 billion in 2002. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and other equity interests, see Note [6] to the consolidated financial statements.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2004 and 2003, goodwill had a carrying amount of € 6.4 billion and € 6.7 billion, respectively, and other intangible assets had a carrying amount of € 1.1 billion at each year-end. Evaluation of impairment of these assets is a significant estimate for multiple divisions. In 2004, an impairment charge of € 19 million was recorded related to intangible assets in Asset and Wealth Management Corporate Division following the termination of certain investment agreements. In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Asset and Wealth Management Corporate Division. In 2002, an impairment charge for goodwill was recorded after an assessment for impairment was made due to a change in the estimated fair value as a result of holding a significant portion of our Private Equity reporting unit for sale in our Corporate Investments Group Division. For further discussion on goodwill and other intangible assets, see Note [12] to the consolidated financial statements.

Deferred Tax Assets Valuation Allowance

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. At December 31, 2004 and December 31, 2003 our consolidated gross deferred tax assets were € 24.7 billion and € 15.6 billion, respectively, and our consolidated gross deferred tax liabilities were € 22.3 billion and € 12.3 billion, respectively. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability. At December 31, 2004 and December 31, 2003 our valuation allowance was € 888 million and € 964 million, respectively.
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
As a result of reviews of the factors discussed above related to the adequacy of the valuation allowance, our income tax expense for the years ended December 31 included a credit of € 7 million for 2004 and charges of approximately € 99 million and € 254 million for 2003 and 2002, respectively. The credit in 2004 was due mainly to an increase in expected realization of operating loss carryforwards and tax credits available to reduce future tax expense.
For further discussion on our deferred taxes and valuation allowance, see Note [26] to the consolidated financial statements.

Legal, Regulatory and Tax Contingencies

The use of estimates is important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits. We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, “Accounting for Contingencies.” Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.
Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the pro-

gress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred. See “Item 8: Financial Information – Legal Proceedings” and Note [35] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes resulted in a negative impact on our results of operations in 2004, 2003, 2002 and 2001. These impacts totaled an expense of € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001. We therefore recommend that you also consider our net income for 2004, 2003, 2002 and 2001 excluding the effect of the impact of changes in income tax rates when you compare 2004, 2003, 2002 and 2001 to one another and to earlier and future periods.

Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45% to 40%. In October 2000, the German government enacted comprehensive tax reform legislation.
The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:
–	The corporate income tax rate declined, beginning on January 1, 2001, to 25% for all corporate profits. Until the end of 2000, the rates were 40% for retained profits and 30% for distributed profits.
–	The tax rate applicable to capital gains on the sale of equity securities eligible under the legislation was, beginning on January 1, 2002, reduced to zero. Until that date, the tax rate that applied to capital gains on these sales was the same as the tax rate applicable to ordinary income.
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
U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities included an extensive portfolio of eligible equity securities that had appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this 2000 legislation. The elimination of the German tax on the capital gains on sales of eligible equity securities is responsible for the majority of the € 9.3 billion income tax benefit we recognized in 2000.
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
The adjustments to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:
–	When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security’s share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 2.7 billion on December 31, 2004 and € 2.8 billion on December 31, 2003.
–	This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.
–	Although we have recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, realized gains on sales of these securities in 2001, 2002, 2003 and 2004 have not resulted in any taxes actually payable in cash. In other words, all of the deferred tax benefit and expense amounts were noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders’ equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the income tax expense will have its effect, are both components of shareholders’ equity.
The following table presents the level as of year-end of unrealized gains and related effects in available for sale equity securities of DB Investor, which held most of our portfolio of industrial holdings and which reflects both the significant reductions in market prices since the effective date of the tax rate change and dispositions of industrial holdings. Since the deferred tax amount relating to the securities not sold has been frozen based on the level of market prices in 1999 and 2000, the deferred tax amount relating to the tax rate changes in Germany currently exceeds the amount of related unrealized gains of the available for sale equity securities of DB Investor.

in € bn.	2004	2003	2002	2001	2000

Market value	5.4	6.3	5.3	14.1	17.5

Cost	4.0	4.6	5.0	5.7	5.6

Unrealized gains in other comprehensive income	1.4	1.7	0.3	8.4	11.9

Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.7	2.8	2.9	5.5	6.5

Other comprehensive income (loss), net	(1.3)	(1.1)	(2.6)	2.9	5.4

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2004, 2003, 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001.

Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities. The only tax payable is on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations will effectively become subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale is included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Executive Summary

In 2004, the global economy was more stable than in 2002 or 2003, despite high oil prices, continued depreciation of the U.S. dollar against the euro and continued concerns over security. We saw strong momentum in the Americas and in the fast-growing Asian economies. On the other hand, growth in the mature Eurozone economies was slower – notably in Germany. In the banking industry, volumes in some of our core businesses remained well below the peak year of 2000. We saw sustained pressure on margins – particularly in more commoditized products, such as foreign exchange. In this environment, we delivered against our targets with a record year in Private & Business Clients (PBC) and in Debt Sales & Trading revenues. We also continued to strengthen our strategic positioning, in Germany and internationally.
Income before income tax expense increased from € 2.8 billion in 2003 to € 4.0 billion, after restructuring charges of € 400 million related to the Business Realignment Program we launched in the fourth quarter of 2004. We reported a pre-tax return on average active equity of 16% – a substantial improvement over 10% in 2003 (pre-tax return on average total shareholders’ equity was 15% and 10%, respectively, for such years). Net income for 2004 increased by 81% to € 2.5 billion compared to € 1.4 billion in 2003, and basic earnings per share increased 106% to € 5.02.
Compared to 2003, total net revenues excluding the provision for loan losses increased by € 650 million, or 3%, to € 21.9 billion. Positive revenue factors include improved returns from equity method investments, net gains from investment and premises sales, record total revenues of € 6.3 billion from Sales & Trading (debt and other products), which includes net interest, trading and fee revenues, and Origination and Advisory revenues, which grew to € 1.9 billion. The largest negative factors were lower revenues from proprietary activities in Sales & Trading (equity), a decline in gains on the sale of non-core businesses and the negative impact of exchange rate movements on our non-euro-denominated revenues.
Our total noninterest expenses were € 17.5 billion compared to € 17.4 billion in 2003. Noninterest expenses in 2004 included restructuring expenses of € 400 million. Severance payments were € 282 million in 2004 compared to € 702 million in 2003. Reductions in noninterest expenses due to headcount reductions and other additional measures as well as due to the aforementioned exchange rate movements were offset by higher performance-related bonuses reflecting performance improvements in 2004. Noninterest expenses in 2004 also included charges associated with the settlement agreement of the WorldCom litigation.

Ongoing improvements in the credit environment, together with rigor in the bank’s credit risk management activities and releases related to previously impaired loans resulted in lower provisions for credit losses and in an improvement of the quality of the loan book. For the year 2004, provisions for loan losses were € 372 million, down 67% from € 1.1 billion in 2003. Furthermore, at the end of 2004, problem loans were € 4.8 billion, down 27% from € 6.6 billion at the end of 2003.

Looking forward, we expect to benefit from the investments made in our core businesses and from our planned cost savings. Our Business Realignment Program reflects a number of specific initiatives to better integrate business coverage and product units. These initiatives include realigning our sales and trading platforms in Global Markets, closely aligning our corporate finance, corporate banking and transaction banking activities, reorganizing Asset Management, adding regional focus in Germany and other regions, and streamlining our infrastructure.

Financial Results

The following table presents our condensed consolidated statement of income for 2004, 2003 and 2002:

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m.	2004	2003	2002	in €	in %	in €	in %

Net interest revenues	5,182	5,847	7,186	(665)	(11)	(1,339)	(19)

Provision for loan losses	372	1,113	2,091	(741)	(67)	(978)	(47)

Net interest revenues after provision for loan losses	4,810	4,734	5,095	76	2	(361)	(7)

Commissions and fee revenues	9,506	9,332	10,834	174	2	(1,502)	(14)

Trading revenues, net	6,186	5,611	4,024	575	10	1,587	39

Net gains on securities available for sale	235	20	3,523	215	N/M	(3,503)	(99)

Net income (loss) from equity method investments	388	(422)	(887)	810	N/M	465	52

Other noninterest revenues	421	880	1,867	(459)	(52)	(987)	(53)

Total noninterest revenues	16,736	15,421	19,361	1,315	9	(3,940)	(20)

Total net revenues	21,546	20,155	24,456	1,391	7	(4,301)	(18)

Compensation and benefits	10,222	10,495	11,358	(273)	(3)	(863)	(8)

Goodwill impairment/impairment of intangibles	19	114	62	(95)	(83)	52	84

Restructuring activities	400	(29)	583	429	N/M	(612)	N/M

Other noninterest expenses	6,876	6,819	8,904	57	1	(2,085)	(23)

Total noninterest expenses	17,517	17,399	20,907	118	1	(3,508)	(17)

Income before income tax expense and cumulative effect of accounting changes	4,029	2,756	3,549	1,273	46	(793)	(22)

Income tax expense	1,437	1,327	372	110	8	955	257

Reversal of 1999/2000 credits for tax rate changes	120	215	2,817	(95)	(44)	(2,602)	(92)

Income before cumulative effect of accounting changes, net of tax	2,472	1,214	360	1,258	104	854	237

Cumulative effect of accounting changes, net of tax	–	151	37	(151)	N/M	114	N/M

Net income	2,472	1,365	397	1,107	81	968	244

N/M	–	Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax” and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects:

		Per share	Per share		Per share	Per share		Per share	Per share
in € m. (except per share amounts)	2004	(basic)	(diluted)	2003	(basic)	(diluted)	2002	(basic)	(diluted)

Net income	2,472	5.02	4.53	1,365	2.44	2.31	397	0.64	0.63

Add (deduct):

Reversal of 1999/2000 credits for tax rate changes	120	0.24	0.23	215	0.39	0.36	2,817	4.58	4.50

Cumulative effect of accounting changes, net of tax	–	–	–	(151)	(0.27)	(0.25)	(37)	(0.06)	(0.06)

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	2,592	5.26	4.76	1,429	2.56	2.42	3,177	5.16	5.07

Net income above included pre-tax gains of € 140 million in 2004, € 222 million in 2003 and € 3.3 billion in 2002 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

Net Interest Revenues

The following table sets forth data related to our net interest revenues:

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m. (except percentages)	2004	2003	2002	in €	in %	in €	in %

Total interest revenues	28,023	27,583	35,781	440	2	(8,198)	(23)

Total interest expenses	22,841	21,736	28,595	1,105	5	(6,859)	(24)

Net interest revenues	5,182	5,847	7,186	(665)	(11)	(1,339)	(19)

Average interest-earning assets[1]	751,557	736,046	781,134	15,511	2	(45,088)	(6)

Average interest-bearing liabilities[1]	695,094	683,127	729,643	11,967	2	(46,516)	(6)

Gross interest yield[2]	3.73%	3.75%	4.58%	(0.02 ppt)	(1)	(0.83 ppt)	(18)

Gross interest rate paid[3]	3.29%	3.18%	3.92%	0.11 ppt	3	(0.74 ppt)	(19)

Net interest spread[4]	0.44%	0.57%	0.66%	(0.13 ppt)	(23)	(0.09 ppt)	(14)

Net interest margin[5]	0.69%	0.79%	0.92%	(0.10 ppt)	(13)	(0.13 ppt)	(14)

ppt – Percentage points

[1]	Average balances for each year are calculated based upon month-end balances.

[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.

[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

[5]	Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2004 were € 5.2 billion, a decline of € 665 million from 2003. A significant factor in the decline was the impact of lower loans outstanding. Although total average interest earning assets increased by € 16 billion, or 2%, in 2004, the average volume of loans, the assets on which we generally earn the highest rate and wide spreads, decreased by € 21 billion to € 144 billion. The reduction of our loan exposure was primarily due to soft demand in the corporate loan book, including the German MidCap business. This was partly offset by greater loan volumes in the retail business. The development in loans year-to-year is the main reason that our overall rate earned in 2004 declined by 2 basis points while our rate paid increased by 11 basis points, in an environment of slightly increasing rates.

In addition, there were a number of other individual factors reflected in our net interest revenues in 2004. In absolute terms, increased average volumes in trading assets and liabilities generated the most significant increase in interest revenues and interest expenses, respectively. Interest and dividend income from securities available for sale and other investments decreased, partly due to less dividend income from our smaller industrial holdings portfolio. Interest revenues in 2004 included € 131 million related to tax refunds resulting from ongoing audits of prior period tax returns.

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

Trading revenues, net

The following table sets forth data related to our trading revenues:

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m. (except percentages)	2004	2003	2002	in €	in %	in €	in %

CIB – Sales & Trading (equity)	2,192	2,491	513	(298)	(12)	1,977	385

CIB – Sales & Trading (debt and other products)	3,666	3,481	3,583	185	5	(102)	(3)

Other trading revenues	328	(361)	(72)	689	N/M	(289)	(401)

Total trading revenues, net	6,186	5,611	4,024	575	10	1,587	39

N/M	–	not meaningful

The decline in trading revenues from CIB – Sales & Trading (equity) was driven by lower returns from proprietary activities, which were partly offset by higher revenues from derivatives and the prime services business.

Trading revenues from Sales & Trading (debt and other products) increased, driven by our market-leading positions in high-value, structured products such as interest rate derivatives, credit derivatives and distressed debt.
Other trading revenues in 2004 primarily included returns from customer-related foreign exchange business in Global Trade Finance and PCAM, mark-to-market gains of € 69 million related to AWM’s guaranteed value mutual funds business and losses of € 231 million from credit default swaps used to hedge our investment-grade loan exposure.
In 2003 returns from customer-related foreign exchange business were below 2004 level. In addition, other trading revenues in 2003 included losses of € 285 million from credit default swaps used to hedge our investment-grade loan exposure, losses of € 143 million on hedges of our industrial holdings portfolio, losses related to foreign currency effects on certain liabilities in CIB and mark-to-market losses from hedging capital of certain foreign subsidiaries.
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

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank:

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m.	2004	2003	2002	in €	in %	in €	in %

Net interest revenues	5,182	5,847	7,186	(665)	(11)	(1,339)	(19)

Trading revenues, net	6,186	5,611	4,024	575	10	1,587	39

Total net interest and trading revenues	11,368	11,458	11,210	(90)	(1)	248	2

Breakdown by Group Division/CIB product[1]

Sales & Trading (equity)	1,591	2,286	1,185	(695)	(30)	1,101	93
Sales & Trading (debt and other products)	5,370	5,367	5,281	4	0	86	2

Total Sales & Trading	6,961	7,652	6,466	(691)	(9)	1,187	18

Loan products[2]	701	664	1,342	37	6	(678)	(50)

Transaction services	828	830	1,082	(2)	(0)	(252)	(23)

Remaining products[3]	(246)	(340)	(388)	94	28	48	12

Total Corporate and Investment Bank	8,244	8,807	8,502	(563)	(6)	305	4

Private Clients and Asset Management	2,920	2,814	2,860	105	4	(45)	(2)

Corporate Investments	118	(11)	(31)	128	N/M	20	66

Consolidation & Adjustments	87	(153)	(121)	241	N/M	(32)	(27)

Total net interest and trading revenues	11,368	11,458	11,210	(90)	(1)	248	2

N/M – Not meaningful

[1]	Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

[2]	Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure in 2003 and 2004.

[3]	Includes origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest and trading results from sales and trading products decreased by € 691 million to € 7.0 billion. The decrease was largely attributable to a sharp fall of revenues from proprietary activities within Sales & Trading (equity), partly offset by growth in structured equity products, in particular derivatives and prime services. In loan products, net interest and trading revenues increased by € 37 million mainly due to lower losses on credit risk hedge positions, offset by the effect of further reductions in the average size of the loan portfolio. Net interest and trading revenues from remaining products were € 94 million higher than in 2003. The increase was mainly attributable to charges in 2003 which related to foreign currency effects on certain corporate liabilities.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues increased by € 105 million compared to 2003. Factors contributing to this increase were higher PBC loan volumes and lower re-financing and hedge costs associated with AWM’s real estate portfolio.
Corporate Investments (CI). The increase primarily reflected trading losses of € 143 million in 2003 related to the hedging of our industrial holdings portfolio. The result also reflects lower dividend income, partly offset by lower refinancing costs as a result of the sale of industrial holdings.
Consolidation & Adjustments in 2004 included € 131 million of interest income on tax refunds resulting from ongoing audits of prior period tax returns. The remaining increase compared to 2003 primarily reflected lower mark-to-market losses related to the hedging of capital of certain foreign subsidiaries.

Provision for Loan Losses

Our provision for loan losses reflects charges to and releases from the allowance we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an other inherent loss component to cover losses in our loan portfolio that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowance.

Our provision for loan losses in 2004 was € 372 million, a decline of € 741 million or 67% from 2003, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases and a continuation of our strict credit discipline. In 2004, 73% of our provision related to our smaller-balance standardized homogeneous loan portfolio.

For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”.

Noninterest Revenues, Excluding Trading Revenues

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m.	2004	2003	2002	in €	in %	in €	in %

Commissions and fee revenues[1]	9,506	9,332	10,834	174	2	(1,502)	(14)

Insurance premiums	123	112	744	11	10	(632)	(85)

Net gains on securities available for sale	235	20	3,523	215	N/M	(3,503)	(99)

Net income (loss) from equity method investments	388	(422)	(887)	810	N/M	465	52

Other noninterest revenues	298	768	1,123	(470)	(61)	(355)	(32)

Total noninterest revenues, excluding trading revenues	10,550	9,810	15,337	740	8	(5,527)	(36)

N/M – Not meaningful

[1]	Includes

Commissions and fees from fiduciary activities:
Commissions for administration	281	240	632	41	17	(392)	(62)
Commissions for assets under management	2,847	2,968	3,214	(121)	(4)	(246)	(8)
Commissions for other securities business	83	65	80	18	28	(15)	(19)
Total	3,211	3,273	3,926	(62)	(2)	(653)	(17)
Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,793	1,638	1,743	155	9	(105)	(6)
Brokerage fees	1,918	1,926	2,576	(8)	0	(650)	(25)
Total	3,711	3,564	4,319	147	4	(755)	(17)
Fees for other customer services	2,584	2,495	2,589	89	4	(94)	(4)
Total commissions and fee revenues	9,506	9,332	10,834	174	2	(1,502)	(14)

Commissions and Fee Revenues. Total commissions and fee revenues increased by € 174 million in 2004 compared with 2003. Underwriting and advisory fees increased by € 155 million, mainly attributable to improved results from equity origination, high-yield issuances and leveraged lending in CIB. The increase of € 89 million in fees for other customer services was driven by greater sales of insurance products due largely to changes in German tax legislation. The decrease of € 62 million in commissions and fees from fiduciary activities mainly resulted from lower assets under management in our institutional AM business, lower performance fees in AM’s hedge funds business and the impact of the strength of the euro on our U.S. dollar-based revenues.

Net Gains on Securities Available for Sale. Results in 2004 included several disposal gains of which the most significant was a € 118 million net gain related to the reduction of our stake in DaimlerChrysler AG. In 2003, several smaller gains in the € 30-120 million range were almost offset by other-than-temporary impairment charges on various investments, mainly in our industrial holdings portfolio.
Net Income (Loss) from Equity Method Investments. The majority of net income from equity method investments in 2004 was almost equally attributable to investments related to structured transactions in CIB’s sales & trading areas and to private equity and other investments in CI. A smaller portion of 2004’s income related to real estate investments in AWM. The largest components of the loss in 2003 were the complete write-off on our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG (€ 490 million) and losses on private equity investments in CI. Partly offsetting these losses was income from investments related to structured transactions in CIB’s sales & trading businesses and gains from AWM’s real estate investments.
Other Noninterest Revenues. Total other noninterest revenues declined by € 470 million in 2004 compared to 2003. The decline primarily resulted from a € 583 million gain from the sale of substantial parts of the Global Securities Services business in 2003. Partially offsetting this effect were higher returns from loans held for sale in 2004.

Noninterest Expenses

The following table sets forth information on our noninterest expenses:

				2004 increase (decrease)		2003 increase (decrease)
				from 2003		from 2002
in € m.	2004	2003	2002	in €	in %	in €	in %

Compensation and benefits	10,222	10,495	11,358	(273)	(3)	(863)	(8)

Other noninterest expenses[1]	6,616	6,709	8,145	(93)	(1)	(1,436)	(18)

Policyholder benefits and claims	260	110	759	150	136	(649)	(86)

Goodwill impairment/impairment of intangibles	19	114	62	(95)	(83)	52	84

Restructuring activities	400	(29)	583	429	N/M	(612)	N/M

Total noninterest expenses	17,517	17,399	20,907	118	1	(3,508)	(17)

N/M – Not meaningful

[1]	Includes:

Net occupancy expense of premises	1,258	1,251	1,291	7	1	(40)	(3)
Furniture and equipment	178	193	230	(15)	(8)	(37)	(16)
IT costs	1,726	1,913	2,188	(187)	(10)	(275)	(13)
Agency and other professional service fees[2]	824	836	1,001	(12)	(1)	(165)	(16)
Communication and data services	599	626	792	(27)	(4)	(166)	(21)
Other expenses[2]	2,031	1,890	2,643	141	7	(753)	(28)
Total other noninterest expenses	6,616	6,709	8,145	(93)	(1)	(1,436)	(18)
[2]	Litigation & registration related legal fees and operational risk related legal fees have been reclassified from other expenses to agency and other professional service fees. Prior periods have been restated to reflect this change.

Compensation and Benefits. The decline of € 273 million in 2004 compared to 2003 reflected several partly offsetting factors:

–	Severance payments of € 282 million in 2004 decreased by € 420 million compared to 2003 with more than 60% of the decline attributable to PBC.
–	Salaries showed a net decrease reflecting headcount reductions and sales of non-core businesses, partly offset by the effects of headcount increases in selected growth businesses.
–	The strength of the euro had a beneficial impact on our compensation and benefits.
–	Performance-related compensation increased in 2004 mainly due to improved operating results in our CB&S businesses and, to a lesser extent, a reduction of the proportion of deferred share awards used in the our compensation model.
Other Noninterest Expenses. IT costs decreased in 2004 by € 187 million mainly reflecting cost containment efforts, deconsolidation and outsourcing effects, and also a stronger euro. This decrease was partly offset by higher costs for payment and clearing services, mainly on service agreements with the purchaser of our former subsidiary, DB Payments, and other providers in Germany.
Policyholder benefits and claims. The increase in 2004 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation, partly offset by releases for certain other self-insured risks.
Goodwill Impairment/Impairment of Intangibles. The current year included an impairment loss of € 19 million in Asset and Wealth Management following the termination of certain investment management agreements in the U.K. A charge of € 114 million in CI following decisions related to the private equity fee-based business was recorded in 2003.
Restructuring Activities. In the fourth quarter 2004 we announced our Business Realignment Program which included a restructuring charge of € 400 million in 2004. This reflected restructuring initiatives in our businesses and infrastructure functions, affecting approximately 1,200 staff. For further information on restructuring activities see Note [29] to our consolidated financial statements.

Income Tax Expense

Income tax expense was € 1.6 billion in 2004, nearly unchanged from 2003. Each year includes the impact of German income tax rate changes that were enacted in 1999, 2000, and 2003. Tax expense of € 120 million in 2004 and € 215 million in 2003 was related to the reversal of deferred taxes included in other comprehensive income at December 31, 2000, due to actual sales of equity securities. There will be further reversals of tax expense in future years as additional equity securities are sold. In addition, the German tax law changes in 2003 resulted in a tax expense of € 154 million in 2003. The actual effective tax rates including the impact of German tax rate changes were 39% and 56% in 2004 and 2003, respectively. Excluding the effect of changes in German tax rates, our effective tax rates were

36% in 2004 and 43% in 2003, with the higher effective tax rate in 2003 due mainly to greater non-deductible write-downs on equity method investments.

Results of Operations by Segment (2004 vs. 2003)

The following discussion shows the result of our business segments, the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. See Note [28] to the consolidated financial statements for information regarding

–	our organizational structure;
–	effects of significant acquisitions and divestitures on segmental results;
–	changes in the format of our segment disclosure;
–	a discussion of the framework of our management reporting systems;
–	consolidating and other adjustments to the total results of operations of our business segments;
–	definitions of non-GAAP financial measures that are used with respect to each segment, and
–	the rationale for excluding items in deriving the measures.
The following tables show information regarding our business segments. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2004. For further discussion of our business segments, see “Item 4: Information on the Company” and Note [28] to the consolidated financial statements. We prepared these figures in accordance with our management reporting systems.

2004	Corporate and	Private Clients	Corporate	Total	Consolidation	Total
	Investment	and Asset	Investments	Management	& Adjustments	Consolidated
in € m. (except percentages)	Bank	Management		Reporting

Net revenues[2]	13,331	8,030	621	21,981	(63)	21,918

Provision for loan losses	89	264	19	372	–	372

Provision for off-balance sheet positions	(65)	(1)	–	(65)	–	(65)

Total provision for credit losses	24	263	19	307

Operating cost base[1]	10,245	6,212	414	16,871

Policyholder benefits and claims	–	50	–	50	210	260

Minority interest	5	1	(1)	4	(1)	3

Restructuring activities	299	98	3	400	–	400

Goodwill impairment/impairment of intangibles	–	19	–	19	–	19

Total noninterest expenses[3]	10,549	6,380	416	17,344	238	17,582

Income (loss) before income taxes[4]	2,757	1,387	185	4,330	(301)	4,029

Add (deduct):

Net (gains) losses from businesses sold/ held for sale	(31)	(8)	(38)	(76)

Significant equity pick-ups/net (gains) from investments	–	–	(148)	(148)

Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(176)	(176)

Net (gains) on the sale of premises	–	–	(20)	(20)

Restructuring activities	299	98	3	400

Goodwill impairment/impairment of intangibles	–	19	–	19

Underlying pre-tax profit (loss)	3,026	1,497	(194)	4,328

Cost/income ratio in %	79	79	67	79	N/M	80

Underlying cost/income ratio in %	77	78	174	78

Assets[5]	729,872	113,818	16,442	832,933	7,135	840,068

Risk-weighted positions (BIS risk positions)	139,124	65,677	10,242	215,044	1,743	216,787

Average active equity[6]	12,867	6,718	3,933	23,519	1,259	24,778

Return on average active equity in %	21	21	5	18	N/M	16

Underlying return on average active equity in %	24	22	(5)	18

N/M – Not meaningful

[1]	Includes:

Severance payments	170	101	1	272	10	282
[2]	Net interest revenues and noninterest revenues

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2003	Corporate and	Private Clients	Corporate	Total	Consolidation	Total
	Investment	and Asset	Investments	Management	& Adjustments	Consolidated
in € m. (except percentages)	Bank	Management		Reporting

Net revenues[2]	14,193	8,217	(921)	21,490	(223)	21,268

Provision for loan losses	752	325	36	1,113	–	1,113

Provision for off-balance sheet positions	(45)	(3)	(2)	(50)	–	(50)

Total provision for credit losses	707	321	35	1,063

Operating cost base[1]	9,963	6,699	681	17,343

Policyholder benefits and claims	–	21	–	21	89	110

Minority interest	13	15	(31)	(3)	–	(3)

Restructuring activities	(29)	(1)	–	(29)	–	(29)

Goodwill impairment	–	–	114	114	–	114

Total noninterest expenses[3]	9,947	6,735	763	17,445	3	17,449

Income (loss) before income taxes[4]	3,539	1,162	(1,719)	2,982	(225)	2,756

Add (deduct):

Net (gains) losses from businesses sold/ held for sale	(583)	(51)	141	(494)

Significant equity pick-ups/net losses from investments	–	–	938	938

Net losses on securities available for sale/industrial holdings including hedging	–	–	184	184

Net losses on the sale of premises	–	–	107	107

Restructuring activities	(29)	(1)	–	(29)

Goodwill impairment	–	–	114	114

Underlying pre-tax profit (loss)	2,926	1,109	(236)	3,800

Cost/income ratio in %	70	82	N/M	81	N/M	82

Underlying cost/income ratio in %	73	82	152	78

Assets[5]	681,722	124,606	18,987	795,818	7,796	803,614

Risk-weighted positions (BIS risk positions)	137,615	63,414	13,019	214,048	1,625	215,672

Average active equity[6]	14,192	7,225	4,900	26,317	1,057	27,374

Return on average active equity in %	25	16	(35)	11	N/M	10

Underlying return on average active equity in %	21	15	(5)	14

N/M – Not meaningful

[1]	Includes:

Severance payments	260	395	20	675	27	702
[2]	Net interest revenues and noninterest revenues

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2002	Corporate and	Private Clients	Corporate	Total	Consolidation	Total
	Investment	and Asset	Investments	Management	& Adjustments	Consolidated
in € m. (except percentages)	Bank	Management		Reporting

Net revenues[2]	13,797	9,499	2,998	26,295	253	26,547

Provision for loan losses	1,712	224	155	2,091	(1)	2,091

Provision for off-balance sheet positions	31	(1)	(11)	18	(1)	17

Total provision for credit losses	1,742	223	144	2,110

Operating cost base[1]	10,908	7,125	1,228	19,261

Policyholder benefits and claims	–	685	–	685	75	759

Minority interest	8	32	3	43	2	45

Restructuring activities	341	240	1	583	–	583

Goodwill impairment	–	–	62	62	–	62

Total noninterest expenses[3]	11,258	8,082	1,293	20,633	257	20,890

Income (loss) before income taxes[4]	797	1,195	1,561	3,552	(3)	3,549

Add (deduct):

Net (gains) from businesses sold/ held for sale	–	(511)	(18)	(529)

Significant equity pick-ups/net losses from investments	–	–	1,197	1,197

Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(3,659)	(3,659)

Change in measurement of other inherent loss allowance	200	–	–	200

Restructuring activities	341	240	1	583

Goodwill impairment	–	–	62	62

Underlying pre-tax profit (loss)	1,338	924	(857)	1,405

Cost/income ratio in %	82	85	43	78	N/M	79

Underlying cost/income ratio in %	79	86	N/M	85

Assets[5]	642,127	109,394	26,536	750,238	8,117	758,355

Risk-weighted positions (BIS risk positions)	155,160	59,493	19,219	233,872	3,606	237,479

Average active equity[6]	17,511	7,266	6,466	31,243	2	31,246

Return on average active equity in %	5	16	24	11	N/M	11

Underlying return on average active equity in %	8	13	(13)	4

N/M – Not meaningful

[1]	Includes:

Severance payments	261	136	19	416	55	471
[2]	Net interest revenues and noninterest revenues

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003	2002

Net revenues:

Sales & Trading (equity)	2,486	3,118	2,506

Sales & Trading (debt and other products)	6,299	6,077	5,582

Origination (equity)	499	485	354

Origination (debt)	916	806	683

Advisory	488	465	546

Loan products	1,142	1,193	1,804

Transaction services	1,862	1,914	2,643

Other	(361)	136	(322)

Total net revenues	13,331	14,193	13,797

Therein: Net interest and trading revenues	8,244	8,807	8,502

Provision for credit losses:

Provision for loan losses	89	752	1,712

Provision for off-balance sheet positions	(65)	(45)	31

Total provision for credit losses	24	707	1,742

Noninterest expenses[1]:

Operating cost base	10,245	9,963	10,908

Minority interest	5	13	8

Restructuring activities	299	(29)	341

Goodwill impairment	–	–	–

Total noninterest expenses[1]	10,549	9,947	11,258

Therein: Severance payments	170	260	261

Income before income taxes	2,757	3,539	797

Add (deduct):

Net (gains) losses from businesses sold/held for sale	(31)	(583)	–

Change in measurement of other inherent loss allowance	–	–	200

Restructuring activities	299	(29)	341

Goodwill impairment	–	–	–

Underlying pre-tax profit	3,026	2,926	1,338

Cost/income ratio in %	79%	70%	82%

Underlying cost/income ratio in %	77%	73%	79%

Assets	729,872	681,722	642,127

Risk-weighted positions (BIS risk positions)	139,124	137,615	155,160

Average active equity[2]	12,867	14,192	17,511

Return on average active equity in %	21%	25%	5%

Underlying return on average active equity in %	24%	21%	8%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division
The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003	2002

Net revenues:

Sales & Trading (equity)	2,486	3,118	2,506

Sales & Trading (debt and other products)	6,299	6,077	5,582

Origination (equity)	499	485	354

Origination (debt)	916	806	683

Advisory	488	465	546

Loan products	1,142	1,193	1,804

Other	(392)	(447)	(322)

Total net revenues	11,437	11,697	11,154

Provision for credit losses:

Provision for loan losses	80	750	1,706

Provision for off-balance sheet positions	(66)	8	83

Total provision for credit losses	14	759	1,788

Noninterest expenses[1]:

Operating cost base	8,670	8,220	8,701

Minority interest	5	13	8

Restructuring activities	272	(23)	316

Goodwill impairment	–	–	–

Total noninterest expenses[1]	8,947	8,211	9,025

Therein: Severance payments	154	194	243

Income before income taxes	2,477	2,727	341

Add (deduct):

Net (gains) losses from businesses sold/held for sale	–	–	–

Change in measurement of other inherent loss allowance	–	–	200

Restructuring activities	272	(23)	316

Goodwill impairment	–	–	–

Underlying pre-tax profit	2,749	2,704	856

Cost/income ratio in %	78%	70%	81%

Underlying cost/income ratio in %	76%	70%	78%

Assets	720,546	693,414	629,975

Risk-weighted positions (BIS risk positions)	128,027	127,449	142,211

Average active equity[2]	11,481	12,776	15,342

Return on average active equity in %	22%	21%	2%

Underlying return on average active equity in	24%	21%	6%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2004 and 2003
Income before income taxes decreased by € 250 million to € 2.5 billion for the year ended December 31, 2004. This decrease was attributable to lower net revenues and increased noninterest expenses, partly offset by lower provision for credit losses. Noninterest expenses in 2004 included a charge for restructuring activities taken in the fourth quarter as a consequence of the Business Realignment Program announced in September 2004. Underlying pre-tax profit, at € 2.7 billion, was similar to 2003.

Net revenues of € 11.4 billion in 2004 were € 259 million lower than net revenues of € 11.7 billion in 2003, and include the impact of a more than 9% decline in the average value of the U.S. dollar against the euro over the year.

Sales and trading (debt and other products) revenues were a record € 6.3 billion in 2004, € 222 million higher than 2003. This performance was driven by market-leading positions in high-value, structured products such as interest rate derivatives, securitized products, credit derivatives, high-yield and distressed debt, where our work in these areas has won us awards from major industry publications such as Risk and International Financial Review. Significant volume growth in other products, particularly foreign exchange, helped offset ongoing margin erosion, with customer activity continuing to predominate.

Sales and trading (equity) revenues of € 2.5 billion were € 632 million lower than in 2003. The reduction was largely attributable to a sharp fall in revenues from proprietary activities. Offsetting this decline was continued strong growth in structured equity products, in particular derivatives and prime services.
Revenues from origination and advisory of € 1.9 billion were € 146 million higher than in 2003. Origination (equity) produced a solid performance. The focus of the business remains one of innovation while at the same time minimizing unprofitable transactions. In origination (debt), high-yield issuance and leveraged lending, particularly in the U.S., also performed well. In advisory, the mergers and acquisitions market improved throughout the year, with announced volumes up globally and in all regions versus 2003.
Revenues from loan products at € 1.1 billion were only marginally lower than in 2003, partly as a consequence of further reductions in the average size of the loan portfolio over the period.
The provision for credit losses amounted to € 14 million in 2004 compared to € 759 million in 2003. This reflects the improved credit environment witnessed throughout the year and enhanced credit discipline, as well as releases related to previously impaired loans.
Noninterest expenses in 2004 were € 8.9 billion, an increase of € 736 million compared to € 8.2 billion reported in 2003. Restructuring activities of € 272 million were included for plans initiated in the fourth quarter of 2004. In 2003, € 23 million of restructuring provision previously charged in 2002 was released subsequent to the full implementation of these plans. Excluding these restructuring activities in both years, noninterest expenses in 2004 would have increased by € 441 million. A significant part of this increase was due to performance-related compensation, including the impact of the change in the equity compensation model.
The cost/income ratio increased by 8 percentage points in 2004 to 78%, resulting from both the reduced revenues and increased noninterest expenses noted above.

Global Transaction Banking Corporate Division
The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003	2002

Net revenues	1,893	2,497	2,643

Provision for credit losses:

Provision for loan losses	9	2	6

Provision for off-balance sheet positions	1	(53)	(52)

Total provision for credit losses	11	(51)	(46)

Noninterest expenses[1]:

Operating cost base	1,574	1,743	2,207

Minority interest	–	–	–

Restructuring activities	28	(6)	26

Goodwill impairment	–	–	–

Total noninterest expenses[1]	1,602	1,737	2,233

Therein: Severance payments	16	66	18

Income before income taxes	280	811	456

Add (deduct):

Net (gains) losses from businesses sold/held for sale	(31)	(583)	–

Restructuring activities	28	(6)	26

Goodwill impairment	–	–	–

Underlying pre-tax profit	277	222	482

Cost/income ratio in %	85%	70%	84%

Underlying cost/income ratio in %	85%	91%	84%

Assets	16,639	16,709	25,098

Risk-weighted positions (BIS risk positions)	11,097	10,166	12,949

Average active equity[2]	1,386	1,416	2,169

Return on average active equity in %	20%	57%	21%

Underlying return on average active equity in %	20%	16%	22%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2004 and 2003
Income before income taxes decreased by € 531 million to € 280 million for the year ended December 31, 2004. In 2003, we sold a substantial part of our Global Securities Services (GSS) business to State Street Corporation generating a gain of € 583 million on the sale. In 2004 we recognized a further gain of € 55 million on the sale relating to the GSS sale and a charge of € 24 million, representing GTB’s share of the loss on the sale of DB Payments. Excluding the net gains on sales, net revenues would have decreased marginally by € 51 million mainly as a result of the absence of revenues from the disposed businesses.

The provision for credit losses was a charge of € 11 million in 2004, compared to a net release of € 51 million in 2003.
Noninterest expenses of € 1.6 billion decreased by € 135 million, or 8%, from 2003. Expenses in 2004 included € 28 million for restructuring plans initiated in the fourth quarter 2004. In 2003, € 6 million relating to provisions for restructuring taken in 2002 were released subsequent to the full implementation of these plans. The decrease in noninterest expenses mainly reflected the lower expense base due to the disposal of GSS in the first quarter 2003.
The cost/income ratio of 85% was 15 percentage points higher than in 2003 mainly due to the effects of the gains on sale as noted above. After adjusting for these gains and the restructuring activities, the underlying cost/income ratio improved by 6 percentage points from 91% to 85%.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003	2002[1]

Net revenues:

Portfolio/fund management	2,526	2,615	2,733

Brokerage	1,659	1,591	1,512

Loans/deposits	2,358	2,330	2,425

Payments, account & remaining financial services	915	823	843

Other	571	858	1,986

Total net revenues	8,030	8,217	9,499

Therein: Net interest and trading revenues	2,920	2,814	2,860

Provision for credit losses:

Provision for loan losses	264	325	224

Provision for off-balance sheet positions	(1)	(3)	(1)

Total provision for credit losses	263	321	223

Noninterest expenses[2]:

Operating cost base	6,212	6,699	7,125

Policyholder benefits and claims	50	21	685

Minority interest	1	15	32

Restructuring activities	98	(1)	240

Goodwill impairment/impairment of intangibles	19	–	–

Total noninterest expenses[2]	6,380	6,735	8,082

Therein: Severance payments	101	395	136

Income before income taxes	1,387	1,162	1,195

Add (deduct):

Net (gains) losses from businesses sold/held for sale	(8)	(51)	(511)

Restructuring activities	98	(1)	240

Goodwill impairment/impairment of intangibles	19	–	–

Underlying pre-tax profit	1,497	1,109	924

Cost/income ratio in %	79%	82%	85%

Underlying cost/income ratio in %	78%	82%	86%

Assets	113,818	124,606	109,394

Risk-weighted positions (BIS risk positions)	65,677	63,414	59,493

Average active equity[3]	6,718	7,225	7,266

Return on average active equity in %	21%	16%	16%

Underlying return on average active equity in %	22%	15%	13%

Invested assets (in € bn.)[4]	828	865	1,016

[1]	For 2002, our insurance and related business, which we sold in that year, contributed € 1,282 million in net revenues, € 104 million in operating cost base, € 650 million in policyholder benefits and claims, € 6 million in minority interest, € 760 million in noninterest expenses (of which € 1 million constituted severance payments) and € 513 million of income before taxes, and had a cost/income ratio of 60%. Excluding this sold insurance business PCAM’s 2002 results would have included € 8,226 million in net revenues, € 7,021 million in operating cost base, € 35 million in policyholder benefits and claims, € 26 million in minority interest, € 7,322 million in noninterest expenses (of which € 135 million constituted severance payments) and € 681 million of income before income taxes, and would have had a cost/income ratio of 89%.

[2]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[3]	See Note [28] for a description of how average active equity is allocated to the divisions.

[4]	Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division
The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003	2002

Net revenues:

Portfolio/fund management (AM)	2,040	2,195	2,165

Portfolio/fund management (PWM)	300	281	341

Total portfolio/fund management	2,339	2,476	2,506

Brokerage	668	654	677

Loans/deposits	132	128	167

Payments, account & remaining financial services	18	12	9

Other	334	559	366

Total net revenues	3,491	3,830	3,724

Provision for credit losses:

Provision for loan losses	(6)	2	23

Provision for off-balance sheet positions	–	(3)	–

Total provision for credit losses	(6)	(1)	23

Noninterest expenses[1]:

Operating cost base	2,925	3,094	3,245

Policyholder benefits and claims	50	21	35

Minority interest	1	13	25

Restructuring activities	88	–	–

Goodwill impairment/impairment of intangibles	19	–	–

Total noninterest expenses[1]	3,083	3,128	3,304

Therein: Severance payments	51	78	86

Income before income taxes	415	702	397

Add (deduct):

Net (gains) losses from businesses sold/held for sale	(32)	(55)	(8)

Restructuring activities	88	–	–

Goodwill impairment/impairment of intangibles	19	–	–

Underlying pre-tax profit	490	647	389

Cost/income ratio in %	88%	82%	89%

Underlying cost/income ratio in %	86%	82%	88%

Assets	34,945	48,138	37,642

Risk-weighted positions (BIS risk positions)	11,424	12,170	11,803

Average active equity[2]	5,038	5,694	5,667

Return on average active equity in %	8%	12%	7%

Underlying return on average active equity in	10%	11%	7%

Invested assets (in € bn.)[3]	679	715	869

AM – Asset Management

PWM – Private Wealth Management

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[3]	Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2004 and 2003
Income before income taxes of our Asset and Wealth Management Corporate Division was € 415 million in 2004, a decrease of € 288 million from 2003. This decrease reflects the effects of a restructuring charge of € 88 million in the fourth quarter 2004, a € 19 million impairment loss on intangibles related to the termination of certain investment management agreements in the U.K. and € 23 million lower net gains from businesses sold. In 2004 we had net gains of € 32 million on the sales of the Australian real estate business and Scudder Private Investment Counsel, and in 2003 net gains of € 55 million were generated from the sale of most of our Passive Asset Management business. Excluding these items, income before income taxes would have decreased by € 158 million primarily due to a gain on the sale of real estate private equity assets to the Global Real Estate Opportunity fund in 2003.

Net revenues were € 3.5 billion in 2004, a decrease of € 339 million, or 9%, compared to 2003. This decline was partially the result of the above-mentioned gains, as well as declines in portfolio fund management revenues which were not offset by increases in other revenue categories.
In 2004 portfolio/fund management revenues of € 2.0 billion in our Asset Management Business Division declined by € 155 million, or 7%, from 2003. This decrease mainly reflects difficult market conditions, particularly in alternative assets, the impact of the strengthening of the euro, and the effect of invested asset net outflows. The decline was partially offset by the continued success of our German mutual fund company, DWS, which further improved its market share of net mutual fund inflows to over 50% as measured by the German Investment Association, BVI.
Portfolio/fund management revenues in our Private Wealth Management Business Division increased by € 18 million, or 7%, to € 300 million, mainly caused by the enhanced performance in discretionary products.
Brokerage revenues of € 668 million increased € 14 million, or 2%, primarily due to an upswing in transaction-based revenues and successful product launches in alternative investments, especially in Asia, as well as specialized structured products. The strong euro partially offset some of the revenue increase generated in U.S. dollars.
Loans/deposits revenues of € 132 million increased by € 4 million, or 3%, especially due to the sale of margin lending products as clients sought to enhance portfolio performance.
Revenues from other products of € 334 million were € 225 million, or 40%, lower than in 2003 primarily due to the aforementioned gain from the sale of our real estate private equity assets and lower gains on sale of businesses. The remaining decrease was the result of lower earnings from equity method investments, particularly in real estate.
Noninterest expenses were € 3.1 billion in 2004, a decrease of € 45 million, or 1%, from 2003 despite the aforementioned restructuring charge and impairment loss. The decrease was due mainly to declines in most categories of compensation and benefits, particularly severance and bonus payments. Noninterest expenses also benefited comparatively from the impact of the strengthening of the euro.
The cost/income ratio was 88% in 2004. The increase of 6 percentage points compared to 2003 is mainly due to the aforementioned decline in revenues, while expenses decreased at a lower rate.
Invested assets decreased by € 36 billion to € 679 billion in 2004. Net outflows within the Asset Management Business Division were € 42 billion during 2004, largely in the institutional business in the UK, in the Americas retail business and in the institutional business in Asia, which accounted for € 20 billion, € 6 billion and € 5 billion of the net outflow, respectively, or a combined 75% of the total net outflow. Net inflows of € 6 billion in the Private Wealth Management Business Division were mainly due to positive developments in Asia/Pacific and Switzerland and in the offshore business. In addition, positive market movements were largely offset by the negative impact of the strengthening of the euro.

Private & Business Clients Corporate Division
The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except where indicated)	2004	2003	2002

Net revenues:

Portfolio/fund management	187	139	227

Brokerage	991	937	835

Loans/deposits	2,226	2,202	2,258

Payments, account & remaining financial services	898	811	834

Other	237	299	1,620

Total net revenues	4,539	4,388	5,775

Provision for credit losses:

Provision for loan losses	270	322	201

Provision for off-balance sheet positions	(1)	(1)	(1)

Total provision for credit losses	269	322	200

Noninterest expenses[2]:

Operating cost base	3,287	3,605	3,880

Policyholder benefits and claims	–	–	650

Minority interest	–	2	7

Restructuring activities	10	(1)	240

Goodwill impairment	–	–	–

Total noninterest expenses[2]	3,297	3,607	4,778

Therein: Severance payments	50	317	50

Income before income taxes	973	459	797

Add (deduct):

Net (gains) losses from businesses sold/held for sale	24	4	(503)

Restructuring activities	10	(1)	240

Goodwill impairment	–	–	–

Underlying pre-tax profit	1,007	462	535

Cost/income ratio in %	73%	82%	83%

Underlying cost/income ratio in %	72%	82%	84%

Assets	78,930	78,477	74,039

Risk-weighted positions (BIS risk positions)	54,253	51,244	47,690

Average active equity[3]	1,681	1,531	1,599

Return on average active equity in %	58%	30%	50%

Underlying return on average active equity in %	60%	30%	33%

Invested assets (in € bn.)[4]	150	150	148

Loan volume (in € bn.)[5]	69	66	64

Deposit volume (in € bn.)[5]	63	64	66

[1]	For 2002, our insurance business, which we sold in that year, contributed € 1,274 million in net revenues, € 104 million in operating cost base, € 650 million in policyholder benefits and claims, € 6 million in minority interest, € 760 million in noninterest expenses (of which € 1 million constituted severance payments) and € 513 million of income before income taxes, and had a cost/income ratio of 60%. Excluding this sold insurance business PBC’s 2002 results would have included € 4,501 million in net revenues, € 3,777 million in operating cost base, € 1 million in minority interest, € 4,018 million in noninterest expenses (of which € 48 million constituted severance payments) and € 284 million of income before income taxes, and would have had a cost/income ratio of 89%.

[2]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[3]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[4]	Numbers are restated for revised invested assets definition. We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

[5]	Numbers are restated for revised client business volume definition.

Comparison between 2004 and 2003
Income before income taxes of our Private & Business Clients Corporate Division increased by € 514 million to € 973 million in 2004. Excluding the effects of a loss of € 24 million on the sale of DB Payments attributable to PBC and restructuring expenses of € 10 million, income before income taxes would have been over € 1 billion. With this record result, PBC achieved its ambitious goal in 2004. Pre-tax return on average active equity almost doubled year-over-year to 58%.

Net revenues increased by € 151 million, or 3%, compared to 2003. The increase was driven by higher sales of investment and insurance products, the latter impacted by changes in German tax legislation.
Portfolio/fund management and brokerage revenues increased by € 47 million and € 54 million, respectively. Due to successful product initiatives, such as real estate fund placements and sales of structured products, we were able to broaden our client base and increase client business volume.
Loans/deposits revenues increased by € 24 million largely driven by higher loan volumes.
Payments, account and remaining financial services revenues increased by € 87 million, mainly due to greater revenues from the intermediation of insurance products, which benefited largely from changes in German tax legislation.
Revenues from other products of € 237 million in 2004 decreased by € 62 million compared to the prior year primarily due to the aforementioned loss of € 24 million on the sale of DB Payments in 2004 and gains of € 55 million on sales of securities available for sale in 2003. Excluding these effects, revenues from other products would have increased by € 18 million, mainly related to our activities in asset and liability management.
Provision for credit losses decreased to € 269 million in 2004 reflecting lower default rates, particularly with regard to our portfolio of mortgages and commercial installment loans.
Noninterest expenses were € 3.3 billion in 2004, a decrease of € 310 million, or 9%, as compared to 2003. This decrease is mainly attributable to the decrease of € 267 million in severance payments.
The cost/income ratio was 73% in 2004. This significant improvement of 9 percentage points compared to 2003 reflects the lower severance mentioned above and higher revenues, especially from the intermediation of insurance products.
Invested assets in 2004 were € 150 billion, the same as in 2003. Within the asset classes, lower deposit volumes were offset by higher securities volumes, which benefited from performance returns as securities markets recovered.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2004, 2003 and 2002, in accordance with our management reporting systems:

in € m. (except percentages)	2004	2003	2002

Net revenues	621	(921)	2,998

Therein: Net interest and trading revenues	118	(11)	(31)

Provision for credit losses:

Provision for loan losses	19	36	155

Provision for off-balance sheet positions	–	(2)	(11)

Total provision for credit losses	19	35	144

Noninterest expenses[1]:

Operating cost base	414	681	1,228

Minority interest	(1)	(31)	3

Restructuring activities	3	–	1

Goodwill impairment	–	114	62

Total noninterest expenses[1]	416	763	1,293

Therein: Severance payments	1	20	19

Income (loss) before income taxes	185	(1,719)	1,561

Add (deduct):

Net (gains) losses from businesses sold/held for sale	(38)	141	(18)

Significant equity pick-ups/net (gains) losses from investments	(148)	938	1,197

Net (gains) losses on securities available for sale/
industrial holdings incl. hedging	(176)	184	(3,659)

Net (gains) losses on sale of premises	(20)	107	–

Restructuring activities	3	–	1

Goodwill impairment	–	114	62

Underlying pre-tax loss	(194)	(236)	(857)

Cost/income ratio in %	67%	N/M	43%

Underlying cost/income ratio in %	174%	152%	N/M

Assets	16,442	18,987	26,536

Risk-weighted positions (BIS risk positions)	10,242	13,019	19,219

Average active equity[2]	3,933	4,900	6,466

Return on average active equity in %	5%	(35)%	24%

Underlying return on average active equity in %	(5)%	(5)%	(13)%

N/M – Not meaningful

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2004 and 2003
Our Corporate Investments Group Division reported an income before income taxes of € 185 million in 2004 compared to a loss before income taxes of € 1.7 billion in 2003.

Net revenues were € 621 million in 2004, an increase of € 1.5 billion compared to 2003. Net revenues in 2004 included net gains of € 176 million on sales of securities available for sale and from our industrial holdings portfolio. The largest transaction was the reduction of our investment in DaimlerChrysler AG from 11.8% to 10.4%, which resulted in a net gain of € 118 million. The reduction of our investment in DEUTZ AG from 10.5% to 4.5% and the sale of our investments in Fresenius AG and Motor-Columbus AG also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2004. Net revenues in 2003 included net losses of € 184 million on sales of securities available for sale and from our industrial holdings portfolio, primarily related to impairments deemed other-than-temporary on our positions in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag as well as losses on nontrading derivatives hedging our industrial holdings portfolio. Subsequently these charges were partially offset by gains on the sale of our interests in EFG Euro-

bank Ergasias S.A. and mg technologies ag, as well as gains from sales reducing our holding in Allianz AG and the sale of HeidelbergCement AG.

In 2004, net revenues included net gains of € 38 million from sold businesses related to our remaining North American commercial and consumer finance business. In 2003, net revenues included net losses of € 141 million related to sold businesses, mainly Tele Columbus and parts of our remaining North American commercial and consumer finance business. Net revenues in 2004 also reflected net gains of € 20 million from the disposal of premises and net gains of € 148 million from significant equity method and other investments, including a € 52 million gain from the sale of our 49% stake in DSI Financial Solutions Pte Ltd. Net revenues in 2003 also reflected net losses of € 107 million from the sale of premises and net losses of € 938 million from significant equity method and other investments, including € 490 million for the complete write-off of our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The remaining variance in net revenues in 2004 compared to 2003 was attributable to reduced revenues from deconsolidating Center Parcs in the first quarter of 2003, Tele Columbus in the third quarter of 2003 and maxblue Americas in the first quarter of 2004, as well as to lower dividend income from our reduced industrial holdings portfolio.
The provision for credit losses was € 19 million in 2004 compared to € 35 million in 2003 with the € 15 million decline due to the reduction of credit exposure in our remaining North American financial services business.
Total noninterest expenses decreased in 2004 to € 416 million from € 763 million in 2003. The reduction primarily resulted from the sales of the aforementioned businesses. Noninterest expenses included several negative factors, including € 173 million of vacant office space costs, sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses. In 2003, noninterest expenses included € 174 million of these space disposition charges as well as goodwill impairment charges of € 114 million subsequent to decisions regarding the private equity fee-based businesses.
At year-end 2004, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 1.6 billion, of which 38% was private equity direct investments, 27% was real estate investments and 35% was private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets were to deteriorate, we might determine that further write-downs and valuation adjustments are necessary.

Consolidation & Adjustments

The following table sets forth consolidation and other adjustments to the total results of operations of our business segments, based on our management reporting system, to the consolidated financial statements prepared in accordance with U.S. GAAP.

in € m.	2004	2003	2002

Net revenues	(63)	(223)	253

Provision for loan losses	–	–	(1)

Provision for off-balance sheet positions	–	–	(1)

Noninterest expenses[1]	238	3	257

Therein: Severance payments	10	27	55

(Loss) before income taxes[2]	(301)	(225)	(3)

Assets	7,135	7,796	8,117

Risk-weighted positions (BIS risk positions)	1,743	1,625	3,606

Average active equity	1,259	1,057	2

[1]	Excludes provision for off-balance sheet positions.

[2]	Before cumulative effect of accounting changes.

For a discussion of consolidation and other adjustments to our business segment results see Note [28] to the consolidated financial statements.

Comparison between 2003 and 2002

Overall operating results

Income before income tax expenses and cumulative effect of accounting changes was € 2.8 billion in 2003 and € 3.5 billion in 2002. Net income for 2003 more than tripled to € 1.4 billion compared to € 397 million in 2002, and basic earnings per share increased 281% to € 2.44.
Total net revenues, excluding the provision for loan losses, declined by € 5.3 billion, or 20%, to € 21.3 billion. This decrease was due mainly to lower gains from sales of our industrial holdings and, to a lesser extent, the negative impact of exchange rate movements on our non-euro-denominated revenues, especially U.S. dollar revenues. Excluding these negative effects, revenues would have increased, largely due to the strength of our sales and trading businesses.
Total noninterest expenses were € 17.4 billion in 2003, a decline of 17% from 2002. The aforementioned exchange rate movements and sales of non-core businesses had a beneficial effect on expenses but, with the exception of performance-related bonuses and severance expenses, almost all cost categories decreased.
Income tax expense in 2003 was € 1.5 billion compared to € 3.2 billion in 2002. The main impacts of the aforementioned tax rate changes were tax expense of € 215 million in 2003 and € 2.8 billion in 2002 due to the reversal of deferred taxes accumulated in other comprehensive income that were recorded as tax expense when the equity securities to which the deferred taxes relate were sold. In addition, 2003 included € 154 million related to the 2003 change in German tax rates. The effective tax rates including the impact of changes in German tax rates were 56% in 2003 and 90% in 2002. The effective tax rates excluding changes in tax rates were 43% in 2003 and 10% in 2002, with the increase due to increased non-deductible investment write-downs and lower tax-exempt capital gains in 2003.

Total net revenues

The aforementioned € 5.3 billion decline in total net revenues excluding the provision for loan losses is due to several factors:
–	2002 results included € 3.5 billion more in gains from sale from our industrial holdings portfolio by CI, mainly holdings of Munich Re, and to a lesser extent Allianz AG and Deutsche Börse AG,
–	net interest revenues were down by € 1.3 billion primarily due to the sale or merger of businesses and assets, the decrease in our loan book as we continued to decrease our overall risk positions and the negative effect of lower interest rates on our reinvested deposit balances,
–	a € 1.5 billion decrease in commissions and fee revenues was due mainly to the following activities in CIB: the sale of our Global Securities Services business in early 2003 and, to a lesser extent, lower transaction volume in the Sales & Trading (equity) cash business and reduced advisory fee activity, and
–	insurance premiums declined by € 632 million, offset by a similar decrease in policyholder benefits and claims, due to the sale of most of our insurance business in early 2002.
The major offset to these comparative declines was in revenues from our sales and trading products, which increased by € 1.1 billion, reflecting improved trading revenues from equity derivatives, convertibles, and DB Advisors. Also contributing to the comparative improvement was a material negative result from a single block trade in 2002.

Provision for Loan Losses

Our provision for loan losses was € 1.1 billion in 2003, a 47% decline from 2002, reflecting the overall improving credit quality of our corporate loan book, as evidenced by the increase in the portion of our loans carrying an investment-grade rating. The provision in 2003 was taken against various industry sectors, principally Utilities and Manufacturing & Engineering. The provision in 2002 was due primarily to address the downturn in the telecommunications industry and the deterioration of certain industry sectors in our German portfolio and the Americas.

Total noninterest expenses

In addition to the favorable exchange rate and deconsolidation effects, the € 3.5 billion decrease in total noninterest expenses was also due to the following factors:
–	declines in compensation and benefits in all divisions due to both headcount reductions and lower pension expenses, since expected returns increased following the transfer of a majority of the German pension plans into a segregated trust in December 2002,
–	lower provisions for litigation and off-balance sheet credit exposure, as well as reduced minority interest expenses,
–	reduced restructuring expenses because 2002 included € 583 million for initiatives in all divisions that affected 4,100 staff, and
–	a € 649 million decrease in policyholder benefits & claims which was largely offset by reduced insurance premiums, as mentioned above.

Results of Operation by Segment (2003 vs. 2002)

Corporate and Investment Bank Group Division
Income before income taxes of € 3.5 billion was € 2.7 billion higher than in 2002. The Corporate Banking & Securities Corporate Division was up by € 2.4 billion and the Global Transaction Banking Corporate Division was up by € 355 million. Major variances were:
–	higher sales and trading revenues in CB&S, up € 1.1 billion, because of improved trading revenues from equity products, and interest rate and credit derivatives,
–	a decline of € 1.0 billion in provision for credit losses owing to an overall improvement in credit quality of our loan book,
–	the comparative benefit of a single block trade in CB&S with significant negative effect on trading and origination results in 2002,
–	a € 583 million gain from the sale of GSS in 2003, recorded in GTB,
–	declines in almost all expense categories, due to favorable exchange rate movements, sales of businesses, and cost containment initiatives, although actual performance-related bonuses increased, and
–	restructuring expenses in 2002 but not 2003, with finalization of the plan in 2003.

Private Clients and Asset Management Group Division

Income before income taxes of € 1.2 billion was almost 3% below the results for 2002. A € 305 million increase in the Asset and Wealth Management Corporate Division was more than offset by a decline of € 338 million in the Private & Business Clients Corporate Division. Major variances were:
–	the comparative decline in Private & Business Clients due to the € 503 million gain from the sale of most of our insurance business in 2002,
–	a gain in AWM of € 55 million from the sale of most of our Passive Asset Management business in 2003,
–	the higher revenues in AWM included in 2003 related to the 2002 Scudder/RREEF acquisitions, 2003 Rued, Blass & Cie AG Bankgeschaeft acquisition, and increased revenues from our Alternative Investments business, and
–	expense reductions due to sale of businesses, effects from restructurings and severance-related activities, exchange rate movements, and pension and other expenses.

Corporate Investments Group Division

The group division reported a loss before income taxes of € 1.7 billion in 2003 compared to an income before income taxes of € 1.6 billion in 2002. The major comparative variances were:
–	a € 3.8 billion negative swing in results from sales and impairment charges on our securities available for sale and industrial holdings portfolio. Significantly, 2002 included a € 2.6 billion gain on the sale of our remaining position in Munich Re,
–	a € 259 million reduction in losses from equity method and other investments, largely reflecting lower losses on our now written-off investment in Gerling-Konzern Versicherungs-Beteiligungs-AG,
–	a loss of € 141 million on businesses sold in 2003 compared to much larger, but offsetting, gains and losses in 2002, and
–	a € 530 million decline in total noninterest expenses that is mainly the net effect of benefits from the disposal of various businesses and charges related to eliminating office space no longer required because of headcount reductions and the sale of businesses.

Liquidity and Capital Resources

Liquidity and capital are managed by Group Treasury, both from the perspective of our consolidated group (Corporate Treasury) as well as through regional treasuries. These financial resources are allocated to business portfolios applying a methodology called Value Based Management, which favors the portfolios with the highest positive impact on our profitability and shareholder value. In this context, Corporate Treasury continued the capital reallocation among business portfolios.

Corporate Treasury develops and implements our capital strategy including the issuance and repurchases of shares. We are committed to maintain our sound capitalization. The overall capital demand and supply are constantly monitored for the various notions of capital, such as book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic capital driving the capital usage of the business portfolios. Our target for the BIS Tier I capital ratio is to stay at the upper end of the 8-9% range.
Milestones in capital management in 2004 have been the completion of the second share buy-back program and the start of a third program. Under the second program, which was completed in June 2004, 58.2 million shares were repurchased, of which 38 million shares were irrevocably retired in June 2004. The remaining shares were mainly used for equity compensation programs. Based on the renewed authority granted at the 2004 Annual General Meeting to buy back up to 10% of total shares issued until November 2005, the third buy-back program was launched in July 2004. The program aims to return excess capital to shareholders and to support return on equity and earnings per share. As in the previous program, it is intended to use the repurchased shares both to reduce the share capital and service possible equity-based compensation programs. Buy-backs were mainly funded from surplus capital and current earnings. As of December 31, 2004, 26.2 million shares (approximately 4.8% of our share capital) were repurchased under the third program.
In September 2004, we redeemed Deutsche Bank Capital Funding Trust II (U.S.$ 220 million) and Deutsche Bank Capital Funding Trust III (€ 500 million) hybrid Tier I issues to take advantage of attractive capital markets conditions. The retired Tier I capital had been pre-funded at the end of 2003 by issuing hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2004 amounted to € 3.0 billion.
Regional treasuries focus on liquidity risk management and issuance of liability products in accordance with the funding plan for our consolidated group. They control the demand side of liquidity through unsecured funding and cash flow reports. Furthermore, investor concentration and liability roll-off reports are prepared to analyze the sources of funds and to identify trends within our refinancing base. This information allows for adjustments with respect to our funding strategy. In total, Treasury issued approximately € 14 billion of capital market instruments in various currencies and regions in 2004.
Treasury applies stress testing to all local liquidity profiles to quantify the potential effects of external and internal events on our funding capability. The stress testing is based on expected cash flows and covers various scenarios including systemic shocks as well as unfavorable rating changes.
To balance business needs with resource availability, all corporate divisions have a seat on the Asset and Liability Committees (ALCO), both from a Group and regional perspective. In particular, the Group ALCO makes proposals to our Board of Managing Directors with respect to decisions on financial resources, including the allocation of capital and liquidity to the divisions.
Certain of our subsidiaries are subject to legal and regulatory requirements requiring them to maintain capital at specified levels, restricting the amount of dividends they may declare to us or restricting their ability to make loans or advances to us. See “Item 4: Information on the Company-Regulation and Supervision.” In developing, implementing and testing our liquidity and capital strategy, we take such legal and regulatory requirements into account and seek to ensure that such requirements are not likely to have a material impact on our ability to meet our expected cash obligations. In our opinion, our working capital is sufficient for our present requirements.
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Liquidity Risk.”

Off-balance Sheet Arrangements with Unconsolidated Entities

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [31] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and guaranteed value mutual funds that we manage and that we do not consolidate. With the adoption of FIN 46 and FIN 46(R), some of the vehicles related to these activities have been consolidated and some remain unconsolidated. See Note [2] to the consolidated financial statements for further information regarding the adoption of FIN 46 and FIN 46(R). We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.
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
The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicles’ assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.
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
Unlike securitization vehicles, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer’s assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. In 2003, a methodology to incorporate these contingent liabilities in our liquidity risk framework (including stress testing) was developed and approved by the Group Asset and Liability Committee.
We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.
We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically provide subordinated financing, which exposes us to real estate market risk, and we receive fees for our administrative services.

In the case of guaranteed value mutual funds managed by ourselves, the value of the mutual funds units is being guaranteed. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.
The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of the Group’s maximum exposure to loss as a result of its involvement with unconsolidated variable interest entities in which the Group holds a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2004:

Contractual obligations	Payment due by period

	Total	Less than	1-3 years	3-5 years	More than
in € m.		1 year			5 years

Long-term debt obligations	106,870	15,032	24,781	25,802	41,255

Capital (finance) lease obligations	1,037	73	366	92	506

Operating lease obligations	3,028	533	816	569	1,110

Purchase obligations	4,000	762	1,163	823	1,252

Long-term deposits	25,370	–	8,097	7,227	10,046

Other long-term liabilities	10,748	271	2,034	1,003	7,440

Total	151,053	16,671	37,257	35,516	61,609

Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 682 million. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements that require payments of either € 10 million or more in one year or € 15 million or more over the entire life of the agreement. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the “More than 5 years” column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt, Note [18] regarding obligation to purchase common shares and Note [24] regarding insurance-related liabilities.

Research and Development, Patents and Licenses

Not applicable.

Recently Adopted Accounting Pronouncements

EITF 04-8

In October 2004, the Financial Accounting Standards Board (FASB) ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share” (“EITF 04-8”). EITF 04-8 requires contingently convertible debt instruments to be included in diluted earnings per share, if dilutive, regardless of whether the contingency has been met. EITF 04-8 is effective for reporting periods ending after December 15, 2004, and requires prior period earnings per share amounts to be restated for comparative purposes. The adoption of EITF 04-8 did not have a material impact on our consolidated financial statements.

EITF 02-14

In July 2004, the FASB ratified the consensus reached in EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” (“EITF 02-14”). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over an investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. EITF 02-14 addresses the determination of whether an investment is in-substance common stock but does not change existing guidance concerning the assessment of whether an investor has the ability to exercise significant influence over an investee. The consensus in EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on our consolidated financial statements.

FSP 106-2

In May 2004, the FASB issued Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for reporting periods beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. We determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The accumulated postretirement benefit obligation (“APBO”) for the postretirement benefit plan was remeasured at September 30, 2004 to reflect the effects of the Act, which resulted in a reduction of the APBO of approximately € 36 million.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, “Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities” (“FSP 129-1”). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. The disclosure requirements of FSP 129-1 did not have a material effect on our consolidated financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share” (“EITF 03-6”). EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effec-

tive April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption of EITF 03-6 did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46(R) (Revised December 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

New Accounting Pronouncements

EITF 03-1 and FSP EITF 03-1-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosures required by EITF 03-1 have not been delayed and are required beginning December 31, 2004. Once the effective date of the measurement and recognition guidance has been confirmed, management will assess the impact EITF 03-1 will have on our consolidated financial statements.

FSP 109-2

In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes.” We estimate that approximately € 370 million may be eligible for repatriation under this provision. We are evaluating the effect of such a repatriation but do not expect that this provision will have a material impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employ-

ees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) is effective for reporting periods beginning after June 15, 2005. Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. SOP 03-3 is not expected to have a material impact on our consolidated financial statements.

IFRS

EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.
The adoption of IFRS will not result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

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

The Supervisory Board may not make management decisions. However, German law and our Articles of Association (Satzung) require the Board of Managing Directors to obtain the consent of the Supervisory Board for certain actions. The most important of these actions are:
–	Granting general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office;
–	Acquisition and disposal (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1% of our regulatory banking capital (haftendes Eigenkapital);
–	Granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Board of Managing Directors or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and
–	Acquisition and disposal (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2% of our regulatory banking capital; the Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of our regulatory banking capital.
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
Each member of the Supervisory Board generally serves for a fixed term of approximately five years. For the election of shareholder representatives, the shareholders’ meeting may establish that the terms of office of up to five members may begin or end on differing dates. Pursuant to German law, the term expires at the latest at the end of the Annual General Meeting that approves and ratifies such member’s actions in the fourth fiscal year after the year in which the Supervisory Board member was elected. Supervisory Board members may also be re-elected. The shareholders may, by a majority of the votes cast in a shareholders’ meeting, remove any member of the Supervisory Board they have elected in a shareholders’ meeting. The employees may remove any member they have elected by a vote of three-quarters of the employee votes cast.
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
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The information includes their ages as of December 31, 2004, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships
and other directorships

Dr. rer.oec. Karl-Hermann Baumann Age: 69 First elected: 1998 Term expires: 2008	Chairman of the supervisory board of Siemens AG 2005, Munich, until January 2005	Supervisory board memberships: E.ON AG; Linde AG; Schering AG; ThyssenKrupp AG until January 2005

Dr. Rolf-E. Breuer Age: 67 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	Supervisory board memberships:
Bertelsmann AG; Deutsche Börse AG (chairman); E.ON AG; Compagnie de Saint-Gobain S.A.; Kreditanstalt für Wiederaufbau (KfW); Landwirtschaftliche Rentenbank

Other experience:
President of the Association of German Banks; German Financial Supervisory Authority (Administrative Council)

Dr. Karl-Gerhard Eick Age: 50 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	Supervisory board memberships:
DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG; T-Systems International GmbH; GMG Generalmietgesellschaft mbH (chairman); Sireo Real Estate Asset Management GmbH (chairman); FC Bayern München AG

Member	Principal occupation	Supervisory board memberships
and other directorships

Heidrun Förster* Age: 57 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board; Chairperson of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin

Klaus Funk* Age: 57 First elected: 1999 Term expires: 2008	Chairman of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Frankfurt am Main

Ulrich Hartmann Age: 66 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	Supervisory board memberships:
Deutsche Lufthansa AG, Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft

Other nonexecutive directorships:
ARCELOR; Henkel KGaA (member of the shareholders’ committee)

Sabine Horn* Age: 43 First elected: 1998 Term expires: 2008	Deutsche Bank AG

Rolf Hunck* Age: 59 First elected: 2003 Term expires: 2008	Deutsche Bank AG	Supervisory board memberships: Deutsche Bank Trust AG; Fibula Finanz AG; HCI Kapital AG since January 2005

Sir Peter Job Age: 63 Appointed by the court: 2001 Term expires: 2008		Supervisory board memberships: Bertelsmann AG Other nonexecutive directorships: GlaxoSmithKline Plc (GSK); Schroders Plc; Tibco Software Inc.; Instinet Inc.; Shell Transport and Trading Plc

Prof. Dr. Henning Kagermann Age: 57 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	Supervisory board memberships: DaimlerChrysler Services AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft

Ulrich Kaufmann* Age: 58 First elected: 1988 Term expires: 2008	Chairman of the staff council of Deutsche Bank AG, Düsseldorf

Prof. Dr. Paul Kirchhof Age: 61 Appointed by the court: 2004 Term expires: 2008	Professor, Ruprecht-Karls-University, Heidelberg	Supervisory board memberships: Allianz Lebensversicherungs-AG

Henriette Mark* Age: 47 First elected: 2003 Term expires: 2008	Chairperson of the staff council of Deutsche Bank AG, Munich and Southern Bavaria

Margret Mönig-Raane* Age: 56 First elected: 1996 Term expires: 2008	Vice President of the Unified Services Union, Berlin	Other nonexecutive directorships: BHW Holding AG (member of the advisory board); Kreditanstalt für Wiederaufbau (KfW) (administrative council)

Gabriele Platscher* Age: 47 First elected: 2003 Term expires: 2008	Deutsche Bank Privat- und Geschäftskunden AG	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden AG, BVV Versicherungsverein des Bankgewerbes a.G.

Member	Principal occupation	Supervisory board memberships
and other directorships

Karin Ruck* Age: 39 First elected: 2003 Term expires: 2008	Deutsche Bank AG	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden AG

Tilman Todenhöfer Age: 61 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Supervisory board memberships:
Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG since July 2004 (chairman); Schott AG since July 2004 (chairman)

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber Age: 63 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	Supervisory board memberships: Allianz Lebensversicherungs-AG, Bayer AG, Deutsche Post AG; Thomas Cook AG (chairman), Voith AG; Loyalty Partner GmbH (chairman); Tetra Laval Group

Dipl.-Ing. Albrecht Woeste Age: 69 First elected: 1993 Term expires: 2008	Chairman of the Shareholders’ Committee of Henkel KGaA Düsseldorf	Supervisory board memberships:
Henkel KGaA (chairman); Allianz Lebensversicherungs-AG

Other nonexecutive directorships:
IKB Deutsche Industriebank (member of the advisory board); R. Woeste & Co. GmbH & Co KG (chairman of the advisory board)

Leo Wunderlich* Age: 55 First elected: 2003 Term expires: 2008	Chairman of the staff council of Deutsche Bank

*	Employee-elected member of the Supervisory Board.

Dr. Michael Otto was a member of the Supervisory Board until July 29, 2004 and was replaced by Dr. Karl-Gerhard Eick. Dr. Ulrich Cartellieri was a member of the Supervisory Board until November 28, 2004 and was replaced by Prof. Dr. Paul Kirchhof.

The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following four standing committees:
–	The Chairman’s Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Board of Managing Directors. In particular, the Chairman’s Committee determines salaries and other compensation components, including pension benefits, for the Board of Managing Directors. Moreover, the Chairman’s Committee is responsible for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Board of Managing Directors, the approval of ancillary activities of members of the Board of Managing Directors, including the acceptance of mandates at other companies, and the handling of other contractual business with active and former members of the Board of Managing Directors pursuant to Section 112 of the Stock Corporation Act. It also prepares the Supervisory Board decisions with respect to corporate governance. The current members of the Chairman’s Committee are Dr. Rolf-E. Breuer (Chairman), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann. The Chairman’s Committee held 5 meetings in 2004.
–	The Audit Committee mandates the independent auditors that the Annual General Meeting elects. In particular, the Audit Committee sets the compensation of the independent auditors and may determine priorities for the audit. The Audit Committee reviews our interim reports, as well as our financial statements, taking into account the results of the audits, discusses the reports on the limited reviews of the quarterly financial statements with the auditor and other reviews that the independent auditors have performed. It discusses changes of accounting or auditing practices and is also responsible for the handling of complaints regarding accounting, internal accounting controls and auditing matters. Additionally, engagements of the auditors to perform non-audit services are required to be approved pursuant to policies and procedures adopted by the Audit Committee, as described further in “Item 16C: Principal Accountant Fees and Services.” The current members of the Audit

Committee are Dr. Karl-Hermann Baumann (Chairman), Dr. Rolf-E. Breuer, Dr. Karl-Gerhard Eick, Heidrun Förster, Sabine Horn and Rolf Hunck. The Audit Committee held 5 meetings in 2004.
–	The Risk Committee has delegated authority to approve the extension of credit where applicable law or our Articles of Association require the approval of the Supervisory Board. The Risk Committee is only authorized to approve investments in other companies of between 2% and 3% of our regulatory banking capital. Investments above this threshold that require the Supervisory Board’s approval must be approved by the Supervisory Board as a body, not just by the Committee. In addition, the Board of Managing Directors provides the Risk Committee with information on market, legal and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason. The current members of the Risk Committee are Dr. Rolf-E. Breuer (Chairman), Dr. Karl-Hermann Baumann and Prof. Henning Kagermann. The current deputy members are Sir Peter Job and Ulrich Hartmann. The Risk Committee held 6 meetings in 2004.
–	The Mediation Committee is responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Board of Managing Directors in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Board of Managing Directors are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Rolf-E. Breuer (Chairman), Heidrun Förster, Ulrich Hartmann and Henriette Mark. The Mediation Committee did not hold any meetings in 2004.
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
Other responsibilities of the Board of Managing Directors are:
–	Appointing key personnel;
–	Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units in accordance with the terms of reference (Geschäftsordnung) for the Board of Managing Directors and terms of reference for our Group Risk Committee;
–	Calling shareholders’ meetings;
–	Filing petitions to set aside shareholders’ resolutions;
–	Preparing and executing shareholders’ resolutions; and
–	Reporting to the Supervisory Board.

According to German law, our Supervisory Board represents us in dealings with members of the Board of Managing Directors. Therefore, no member of the Board of Managing Directors may enter into any agreement with us without the prior consent of our Supervisory Board.

The following paragraphs show information on the current members of the Board of Managing Directors. The information includes their ages as of December 31, 2004, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and the positions they have held with us and with other companies in the last five years. The business address of the members of our Board of Managing Directors is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Dr. Josef Ackermann

Age: 56
First Appointed: 1996
Term Expires: 2006
Dr. Josef Ackermann joined Deutsche Bank as a member of the Board of Managing Directors in 1996. On May 22, 2002, Dr. Ackermann assumed his current position as Spokesman of the Board of Managing Directors and Chairman of our Group Executive Committee.
Before taking over his responsibilities at Deutsche Bank, Dr. Ackermann worked for Credit Suisse. Between 1993 and 1996 he served as President of its Executive Board, following his appointment to that board in 1990. Dr. Ackermann began his career at Credit Suisse in 1977, where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. While at Credit Suisse, Dr. Ackermann was also a lecturer in economics at the University of St. Gallen in Switzerland.
Dr. Ackermann’s educational history includes studies in economics and social sciences. He received his doctorate degree (Dr.oec.) at the University of St. Gallen.
Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG, Deutsche Lufthansa AG, Linde AG and Siemens AG (second deputy chairman).
In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint contained allegations of a breach of trust in connection with payments to former members of the Management Board and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. On September 19, 2003, the District Court in Düsseldorf (Landgericht Düsseldorf) accepted the case and ordered a trial which commenced on January 21, 2004. At the close of the trial on July 22, 2004, the District Court acquitted Dr. Ackermann as well as all the other defendants. The Düsseldorf Public Prosecutor filed notice of appeal with the Federal Supreme Court (Bundesgerichtshof). Our Supervisory Board has declared that it supports Dr. Ackermann’s defense and that it views the charges in question to be unjustified.

Dr. Clemens Börsig

Age: 56
First Appointed: 2001
Term Expires: 2010
Dr. Clemens Börsig joined our Board of Managing Directors in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.
From 1997 to 1999, Dr. Börsig worked for RWE AG, in Essen, Germany, as a member of the management board and as chief financial officer. Prior to this position, he was employed by Robert Bosch GmbH in Stuttgart, Germany, where he was hired in 1985 as the head of Corporate Planning and Controlling. In 1990, he was appointed to the management board at Bosch. From 1977 to 1985, Dr. Börsig held a number of positions at Mannesmann Group in Düsseldorf, Germany, including head of Corporate Planning at Mannesmann-Kienzle GmbH and chief financial and administrative officer at Mannes-

mann-Tally. From 1973 to 1977, he was an assistant professor at the Universities of Mannheim and Munich.

Dr. Börsig’s educational history includes studies in business administration and mathematics. He graduated with a Ph.D. in Business Administration from the University of Mannheim.
Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and deputy chairman of the supervisory board of EUROHYPO AG since September 2004. He also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc.

Dr. Tessen von Heydebreck

Age: 59
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
Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Duerr AG and BVV Versicherungsverein des Bankgewerbes a.G. and was a supervisory board member of Deutsche Euroshop AG until June 2004 and Gruner + Jahr AG & Co. KG until August 2004. He held a nonexecutive directorship at EFG Eurobank Ergasias S.A. until May 2004.

Hermann-Josef Lamberti

Age: 48
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
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Fiat S.p.A., Carl Zeiss Stiftung until

June 2004, Carl Zeiss AG from July 2004, e-millennium 1 GmbH & Co. KG (chairperson), Euroclear plc, Euroclear Bank S.A./N.V. until December 2004 and Euroclear S.A./N.V. since January 2005.

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
Section 161 of the German Stock Corporation Act (Aktiengesetz) requires that the board of managing directors and supervisory board of any German exchange-listed company declare annually that the recommendations of the Government Commission on the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Board of Managing Directors and Supervisory Board dated October 28, 2004 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.
Also, to assist us in avoiding conflicts of interest, the members of our Board of Managing Directors have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Group Executive Committee

The Group Executive Committee, established in 2002, is a body that is not required by the Stock Corporation Act. It comprises the members of the Board of Managing Directors, the Business Heads of our Group Divisions, CIB and PCAM, and, as of September 21, 2004, a representative for the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions.

The responsibilities of the Group Executive Committee are as follows:
–	Provide ongoing information to the Board of Managing Directors on business developments and particular transactions;
–	Regular review of our business segments;
–	Consultation with and furnishing advice to the Board of Managing Directors on strategic decisions; and
–	Preparation of decisions to be made by the Board of Managing Directors.

On September 21, 2004, the Board of Managing Directors appointed a member of the Group Executive Committee “Head of Regions” to whom the current regional CEOs will report. This new role aims to strengthen the regional management functions around the globe thus improving the cooperation between the regions and the global businesses for the benefit of our customers.

Compensation

Supervisory Board

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.
For 2004, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairperson the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.
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
We compensate our Supervisory Board members after the end of each fiscal year. In January 2005, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2004 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2004 a dividend-based bonus after the Annual General Meeting in May 2005. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2004 (excluding value-added tax), assuming that the Annual General Meeting in May 2005 approves the envisaged dividend of € 1.70 per share.

Members of the Supervisory Board	Compensation for fiscal year 2004
in €	Fixed	Variable	Meeting fee	Total

Dr. Rolf-E. Breuer	127,500	131,750	20,000	279,250

Heidrun Förster	60,000	62,000	14,000	136,000

Dr. Karl-Hermann Baumann	60,000	62,000	15,000	137,000

Dr. Ulrich Cartellieri[3]	48,125	49,729	16,000	113,854

Dr. Karl-Gerhard Eick[2]	13,125	13,563	1,000	27,688

Klaus Funk	30,000	31,000	4,000	65,000

Ulrich Hartmann	38,125	39,396	8,000	85,521

Sabine Horn	37,500	38,750	9,000	85,250

Rolf Hunck	37,500	38,750	8,000	84,250

Sir Peter Job	37,500	38,750	9,000	85,250

Prof. Dr. Henning Kagermann	30,625	31,646	4,000	62,271

Ulrich Kaufmann	37,500	38,750	9,000	85,250

Prof. Dr. Paul Kirchhof[4]	2,500	2,583	–	5,083

Henriette Mark	30,000	31,000	4,000	65,000

Margret Mönig-Raane	30,000	31,000	4,000	65,000

Dr. Michael Otto[1]	17,500	18,083	3,000	38,583

Gabriele Platscher	30,000	31,000	4,000	65,000

Karin Ruck	30,000	31,000	4,000	65,000

Tilman Todenhöfer	30,000	31,000	4,000	65,000

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	30,000	31,000	4,000	65,000

Dipl.-Ing. Albrecht Woeste	30,000	31,000	4,000	65,000

Leo Wunderlich	30,000	31,000	4,000	65,000

Total	817,500	844,750	152,000	1,814,250

[1]	Member until July 29, 2004.

[2]	New member since August 3, 2004.

[3]	Member until November 28, 2004.

[4]	New member since November 30, 2004.

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer and Dr. Cartellieri were formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2004 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 3,160,198.

During 2004 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are employed by us.

Board of Managing Directors

The Chairman’s Committee of the Supervisory Board has functional responsibility for determining the structure and size of the compensation of the members of the Board of Managing Directors. In particular, the Chairman’s Committee determines salaries and other compensation elements for the Board of Managing Directors.
We have entered into service agreements with members of our Board of Managing Directors. These agreements established the following two principal elements of compensation:
Salary. The members of the Board of Managing Directors receive a salary which is disbursed in monthly installments. It is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies.
Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Board of Managing Directors based on achievement of the planned return on equity of the Group.
Mid-Term-Incentive (“MTI”). As further part of the variable compensation we grant a performance-based mid-term-incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a peer group. The mid-term-incentive payment consists of a cash component (1/3) and equity-based awards (2/3) which contain long-term risk elements under the DB Global Partnership Plan.
The aggregate remuneration, including performance-based compensation, earned by the members of our Board of Managing Directors for the year ended December 31, 2004 was € 25,101,614. This aggregate remuneration was comprised of the following:

in €	2004

Salary	3,550,000

Bonuses, mid-term-incentive (cash and equity-based)	20,901,900

Other remuneration[1]	649,714

Total remuneration	25,101,614

[1]	Insurance premiums, payments in kind and taxes.

The members of our Board of Managing Directors received as part of the mid-term-incentive share-based awards, the ultimate value of which to the members of the Board of Managing Directors will depend on the price of Deutsche Bank shares. The units of each portion of this share-based compensation are described below.

DB Equity Units. In February 2005, we awarded an aggregate of 138,713 deferred share awards to members of our Board of Managing Directors. These shares are scheduled to be delivered on August 1, 2008.
For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units are issued, see Note [20] to the consolidated financial statements.
Pursuant to the service contracts we have entered into with each of the members of our Board of Managing Directors, the board members are entitled to receive certain transitional payments upon termination of their board membership. If a member is terminated other than for cause, he or she is entitled to receive a severance payment generally consisting of his or her base salary for the remaining term of the service contract, as well as an amount corresponding to the member’s average annual bonus and MTI paid in the three years preceding the termination.
Our board members as of December 31, 2004 received the following remuneration for the year 2004:

Members of the Board	Annual cash compensation		Equity-based MTI	Total
of Managing Directors				Compensation
			Value of share-
in €	Salary	Cash bonus/cash MTI	based awards*

Dr. Josef Ackermann	1,150,000	5,016,000	3,915,000	10,081,000

Dr. Clemens Börsig	800,000	2,235,300	1,755,000	4,790,300

Dr. Tessen v. Heydebreck	800,000	2,235,300	1,755,000	4,790,300

Hermann-Josef Lamberti	800,000	2,235,300	1,755,000	4,790,300

*	The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 66.18, the closing price of our shares on the grant date (February 1, 2005). The number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann 59,157, Dr. Clemens Börsig 26,519, Dr. Tessen v. Heydebreck 26,519, and Hermann-Josef Lamberti 26,519.

In addition to the above amounts that we paid to members of the Board of Managing Directors in 2004, we paid former members of the Board of Managing Directors or their surviving dependents an aggregate of € 17,918,080 in 2004. During 2004 we set aside € 1,087,064 for pension, retirement or similar benefits for our Board of Managing Directors.

Employees

As of December 31, 2004, we employed a total of 65,417 staff members as compared to 67,682 as of December 31, 2003 and 77,442 as of December 31, 2002. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2004, 2003, and 2002:

Employees[1]	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Germany	27,093	29,878	33,844

Europe (outside Germany)[2]	19,538	19,403	21,538

Asia-Pacific	6,458	5,976	6,102

North America[3]	11,954	11,920	15,356

South America	374	504	601

Total employees	65,417	67,682	77,442

[1]	Full-time equivalent employees; in 2004, the employees of representative offices previously shown in the host country were assigned to the home country; numbers for 2003 (48 employees) and 2002 (68 employees) have been reclassified to reflect this.

[2]	Includes an immaterial number of employees in Africa.

[3]	Primarily the United States.

The number of our employees decreased by 2,266 to 65,417 during the year. Approximately half of this reduction was caused by the divestment of subsidiaries, in particular european transaction bank (etb) and DB Payments. The remaining reduction primarily resulted from natural staff fluctuation.

The proportion of employees working in Germany as a percentage of our total staff fell from 44.1% to 41.4%, primarily due to the deconsolidation of the above-mentioned German subsidiaries.
The following charts show the relative proportions of employees in our Group Divisions and our Corporate Center as of December 31, 2004, 2003 and 2002. (Proportions for 2003 and 2002 according to structure as of 2004; due to the further development of our organizational structure, DB Services employees (which represented 7% of our employees as of December 31, 2002) were moved to the Group Divisions as of January 1, 2003; proportions for 2002 have been reclassified to reflect this.)

Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including we and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in July 2004 (after only 3 sessions of intensive bargaining) terminates on May 31, 2006. The agreement includes no pay raise from June until August 2004, a 2.0% pay raise from September 1, 2004 to August 31, 2005 and another 1.6% pay raise from September 1, 2005. Additionally, unions and employers agreed on a so-called “hardship clause”, which allows making the collective bargaining agreement more responsive to the needs of the individual company (e. g., reduced benefits when the economic situation is difficult). Further aspects of the agreement relate to an increasing part of total compensation being agreed for flexibility according to performance criteria and on corporate results. Furthermore, an initiative to raise the quota of apprentices in the banking sector was agreed as well as several improvements in the master tariff agreement - including an extension of regulations governing work on Saturdays, part-time retirement arrangements, early retirement and employment protection.
Our employers’ association negotiates with the following unions:
–	ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen
–	Deutscher Bankangestellten Verband (DBV)
–	Deutscher Handels-und Industrieangestellten Verband (DHV)
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

Share Ownership

Board of Managing Directors

As of February 28, 2005, the current members of our Board of Managing Directors held the following numbers of our shares, DB Equity Units and Performance Options:

Members of the Board	Number of shares		Number of	Number of
of Managing Directors			DB Equity Units	Performance Options

Dr. Josef Ackermann	114,420		177,499	100,374

Dr. Clemens Börsig	10,250	[1]	83,921	63,684

Dr. Tessen von Heydebreck	10,000		85,172	64,919

Hermann-Josef Lamberti	21,558		85,172	64,919

Total	156,228		431,764	293,896

[1]	Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of less than 25%.

The current members of our Board of Managing Directors held an aggregate of 156,228 of our shares on February 28, 2005, amounting to approximately 0.03% of our outstanding share capital on that date.

The table below shows information regarding the 431,764 DB Equity Units held by the current members of our Board of Managing Directors as of February 28, 2005:

Numbers of DB Equity Units	Vesting Date	Delivery Date

58,827	February 1, 2004	August 1, 2005

14,707	August 1, 2005	August 1, 2005

95,853	February 1, 2005	August 1, 2006

23,963	August 1, 2006	August 1, 2006

79,759	February 1, 2006	August 1, 2007

19,940	August 1, 2007	August 1, 2007

110,970	February 1, 2007	August 1, 2008

27,743	August 1, 2008	August 1, 2008

The table below shows information regarding the 293,896 Performance Options held by the current members of our Board of Managing Directors as of February 28, 2005. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of	Strike Price in €	Vesting Date	Expiration Date
Performance Options

32,772	89.96	February 1, 2004	February 1, 2008

32,772	89.96	February 1, 2005	February 1, 2008

32,772	89.96	February 1, 2006	February 1, 2008

80,700	47.53	February 1, 2005	February 1, 2009

38,293	76.61	February 1, 2006	February 1, 2010

38,293	76.61	February 1, 2007	February 1, 2010

38,293	76.61	February 1, 2008	February 1, 2010

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

Supervisory Board
As of February 28, 2005, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares:

Members of the Supervisory Board	Number of Shares	Number of Share Grants	Number of Options

Dr. Rolf-E. Breuer	20,107	29,013	57,310

Dr. rer.oec. Karl-Hermann Baumann	–	–	–

Dr. Karl-Gerhard Eick	–	–	–

Heidrun Förster	500	10	200

Klaus Funk	150	10	200

Ulrich Hartmann	–	–	–

Sabine Horn	35	10	100

Rolf Hunck	124	9,267	986

Sir Peter Job	–	–	–

Prof. Dr. Henning Kagermann	–	–	–

Ulrich Kaufmann	55	10	200

Prof. Dr. Paul Kirchhof	–	–	–

Henriette Mark	238	10	200

Margret Mönig-Raane	–	–	–

Dr. Michael Otto	–	–	–

Gabriele Platscher	699	10	100

Karin Ruck	70	10	120

Tilman Todenhöfer	–	–	–

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	300	–	–

Dipl.-Ing. Albrecht Woeste	–	–	–

Leo Wunderlich	672	10	200

Total	22,950	38,360	59,616

As of February 28, 2005, the members of the Supervisory Board held 22,950 shares, amounting to 0.0044% of our outstanding share capital on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the “Number of Shares” column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the “Number of Share Grants” column.
The share grants to Dr. Rolf-E. Breuer consist of 29,013 shares granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Board of Managing Directors, which are scheduled to be delivered to him on August 1, 2005. The share grants to Rolf Hunck include 9,257 shares granted under the Restricted Equity Units Plan as part of his compensation as an employee, which are scheduled to be delivered to him in portions on August 1, 2007, 2008 and 2009. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2004, and are scheduled to be delivered on November 1, 2005.
Dr. Rolf-E. Breuer holds a total of 57,310 Performance Options granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Board of Managing Directors. Dr. Breuer’s options have a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Rolf Hunck holds a total of 726 Performance Options granted under the DB Global Partnership Plan as part of his compensation as an employee, which were received in February 2002 and have a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Each Performance Option is accompanied by a Partnership Appreciation Right. Mr. Hunck also received 4,000 stock appreciation rights under the

Stock Appreciation Rights Plan as part of his compensation as an employee, which were received in December 2000, have a strike price of € 86.50 and are exercisable from January 12, 2005 through January 5, 2007. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66, a vesting date of January 2, 2004 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39, a vesting date of January 2, 2005 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24, a vesting date of January 2, 2006 and an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

Since October 30, 2004, the amended German law on directors’ dealings (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz)) requires persons discharging managerial responsibilities within an issuer of financial instruments, and persons closely associated with them, to disclose their personal transactions in shares of such issuer and financial instruments based on them, especially derivatives, to the issuer and to the BaFin.
In accordance with our policy and the German law, we have disclosed directors’ dealings in our shares and financial instruments based on them, especially derivatives, in a document available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

Employee Share Programs
For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2004, our issued share capital amounted to € 1,392,266,870 divided into 543,854,246 no par value ordinary registered shares.

On December 31, 2004, we had 467,603 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show our share distribution and the composition of our shareholders on December 31, 2004:

Other institutional investors and companies 69% Insurance companies, investment companies 13% Other private persons 10% wage and salary earners, pensioners* 8% Wage and salary earners, pensioners* 50% institutional investors 2% Other private persons 48%
* Including Deutsche Bank employees and pensioners

On February 28, 2005, a total of 45,938,239 of our shares were registered in the names of 1,781 shareholders resident in the United States. These shares represented 8.45% of our share capital on that date. On December 31, 2003, a total of 66,068,424 of our shares were registered in the names of 1,960 holders of record resident in the United States. These shares represented 11.35% of our share capital on that date.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 5% of the corporation’s outstanding voting share capital.
We are not aware of any single investor holding 5% or more of our shares as of February 28, 2005.
We are neither directly nor indirectly owned nor controlled by any other corporation, by any foreign government or by any other natural or legal person severally or jointly.
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

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2004 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2004 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.5 billion (of which € 1.7 billion related to our equity method investment in EUROHYPO AG) as of February 28, 2005,
–	were made in the ordinary course of business,
–	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
–	did not involve more than the normal risk of collectibility or present other unfavorable features.
We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm’s-length basis.

EUROHYPO
Following an agreement in principle reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutsche Bank AG (“Eurohypo Old”), with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG, to form the new EUROHYPO AG (“EUROHYPO”). After the merger, we contributed part of our London-based real estate investment banking business to EUROHYPO in December 2002. In January 2003, our German commercial real estate financing division in Germany and Dresdner Bank AG’s U.S.-based real estate investment banking team were transferred to EUROHYPO. Subsequent to these transactions, we owned 37.7% of the outstanding share capital of EUROHYPO.

Two members of the supervisory board of EUROHYPO, including the Deputy Spokesman, are employees of Deutsche Bank. Additionally, two members of the Board of Managing Directors of EUROHYPO, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.
Besides our equity stake, which had a book value of € 2.5 billion at December 31, 2004, we provide EUROHYPO with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2004 were € 4.3 billion, of which € 2.2 billion were utilized at that date.
Deutsche Bank AG, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loan loss provisions arising from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. While the maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG had already been utilized by the end of 2003, our financial guarantee, which had an initial maximum amount of € 283 million, is still in force with an unutilized amount of € 51 million as of December 31, 2004. Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 665 million as of December 31, 2004.
Under the agreement in principle referred to above, Deutsche Bank, Commerzbank AG and Dresdner Bank AG have agreed to certain transfer restrictions regarding their shares in EUROHYPO which are in force until December 31, 2008, including preemptive rights.
In March 2004, the major shareholders waived their rights to a dividend payment in respect of the fiscal year 2003 and EUROHYPO announced that it had taken a decision in March 2004 to establish additional general banking reserves allowable under German accounting rules (HGB). We account for our investment in EUROHYPO under the equity method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP. In November 2004, EUROHYPO’s retail banking unit sold approximately 14,000 of its German nonperforming mortgage loans to a newly founded company, established for this purpose, of which EUROHYPO owns 33% and a Citibank-led consortium owns the balance.

Xchanging etb GmbH
Based on agreements reached in May 2004, we transferred our stake in etb to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), which is located in Germany, and received in turn a 49% nonvoting capital stake in Xchanging etb GmbH. The remaining 51% is owned by Xchanging HoldCo No 3 Ltd (UK), a 100% subsidiary of Xchanging B.V. (NL) (‘Xchanging’). Founded in 1998, Xchanging is an internationally positioned business process outsourcer and back office services provider, with locations in UK, France, Germany, the United States and Asia. etb is in general a provider for security settlement services we founded in 1999. The change of control was realized at May 31/June 1, 2004 when Xchanging took over management control and full operational responsibility for etb.

One of the four executive directors of Xchanging etb GmbH is an employee of Deutsche Bank Group (a supervisory board does not yet exist at Xchanging etb GmbH). Additionally, one member of the supervisory board of etb is an employee of ours. Furthermore, two members of the management board of etb were members of the management board of etb prior to the change of control when it was our wholly-owned subsidiary.
The arrangements with etb (under the control of Xchanging) include a 12-year service agreement. This agreement is aimed to reduce our costs for the agreed security settlement services while maintaining control over services provided as well as the desired quality and performance. It also ensures significant investments of Xchanging in order to enhance processes and etb’s service delivery platform for additional new clients. In return for the services received, we provide services such as human resource, controlling, audit and corporate security to etb, as we did before the transfer. The volume of services received from etb in 2004 amounted to € 130 million while the volume of services provided to etb in 2004 amounted to € 43 million. We account for our investment in Xchanging etb GmbH under the equity method. Currently the Group intends to sell a 5% stake in Xchanging etb GmbH to a client of etb, who uses their services to a larger extent.

Related Party Nonaccrual Loans
Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2004. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for February 28, 2005 aggregate to € 61 million, down € 201 million or 77% from February 29, 2004. We hold a significant portion of the outstanding equity interests in customers B and D noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). Our participating interests in customers A and C and Radio Movil Digital Americas, Inc. are 10% or more of their voting rights.

	Amount outstanding as	Largest amount out-	Nature of the loan and transaction in which incurred
	of February 28, 2005	standing January 1, 2004
in € m.		to February 28, 2005

Customer A	34	97	Comprised of a € 33 million real estate finance loan bearing interest at 6.27% per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest accrual has been stopped.

Customer B	8	9	Former sale and leaseback transaction bearing interest at 5.2% per annum, for which we have demanded repayment and stopped accruing interest.

Customer C	1	4	Cash loan payable on demand, bearing interest at 8% per annum, for which interest accrual has been stopped.

Customer D	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9% per annum, maturing June 2019, for which interest accrual has been stopped.

Radio Movil Digital Americas, Inc.	15	18	Cash loan payable on demand, bearing interest at 12% per annum, for which interest accrual has been stopped.

We have not disclosed the names of the customers referred to by letters above because we have concluded that such disclosure would conflict with applicable privacy laws, such as customer confidentiality and data protection laws, and such customers have not waived application of these privacy laws. A legal opinion regarding such privacy laws is filed as Exhibit 14.1 hereto.

Interests of Experts and Counsel

Not required because this document is filed as an annual report.

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements
See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-3.

Legal Proceedings
Research Analyst Independence Investigations. On August 26, 2004, Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank’s U.S. broker-dealer subsidiary, reached a settlement with the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and state securities regulators (“U.S. securities regulators”) concerning investigations relating to research analyst independence. The U.S. securities regulators had previously settled similar charges with ten other investment banks. In settling the investigation, DBSI neither admitted nor denied the allegations, and agreed to pay: (i) U.S.$ 50 million, of which U.S.$ 25 million is a civil penalty and U.S.$ 25 million is for restitution to investors; (ii) U.S.$ 25 million over five years (starting in the first quarter of 2005) to provide third-party research to clients; (iii) U.S.$ 5 million over five years to fund investor education programs; and (iv) U.S.$ 7.5 million as a penalty in connection with late production of email in the course of the investigation. In addition, DBSI agreed to adopt certain reforms designed to bolster analyst independence. DBSI had previously implemented many of these reforms. Deutsche Bank has provided for the current exposures in its consolidated financial statements.

IPO Allocation Litigation: DBSI and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The purported securities class actions allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the purported securities class actions, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify 6 “test” cases as class actions in the securities cases was granted on October 13, 2004, and DBSI and other defendants have filed a petition for permission to appeal that decision to the Court of Appeals for the Second Circuit. Discovery in the securities cases is underway. In the purported antitrust class action, the defendants’ motion to dismiss the complaint was granted on November 3, 2003, and the plaintiffs subsequently appealed to the Court of Appeals for the Second Circuit. The appeal has been fully briefed and argued and the parties are awaiting a decision by the court.
Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 25 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against

Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries DBSI and DBTCA. On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Plaintiffs in Newby have filed a motion seeking reconsideration of the Deutsche Bank entities’ partial dismissal, which motion is pending. Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities’ motion to partially dismiss the adversary complaint is pending. In addition to Newby and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA. Deutsche Bank entities, along with various investors, creditor plaintiffs, the Enron bankruptcy estate and various financial institutions, have participated in court-ordered mediation before the Honorable William C. Conner, Senior United States District Judge for the Southern District of New York.

WorldCom Litigation. Deutsche Bank AG and DBSI are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom’s May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom’s auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom’s financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.
In the Matter of KPMG LLP Certain Auditor Independence Issues. On November 20, 2003, the SEC requested us to produce certain documents in connection with an ongoing investigation of certain auditor independence issues relating to KPMG LLP. We are cooperating with the SEC in its inquiry. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), a KPMG LLP affiliate, is our auditor. During all relevant periods, including the present, KPMG DTG has confirmed to us that KPMG DTG was and is “independent” from us under applicable accounting and SEC regulations.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Board of Managing Directors) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On February 18, 2003, the Munich District Court No. I issued a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer were jointly and severally liable for damages to Dr. Kirch, TaurusHolding GmbH & Co. KG and PrintBeteiligungs GmbH as a result of the interview statement. Upon appeal, the Munich Superior Court on December 10, 2003 reaffirmed the decision of the District Court against Deutsche Bank AG, whereas the case against Dr. Breuer was dismissed. Both Dr. Kirch and

Deutsche Bank AG have filed motions with the Supreme Court in Civil Matters to set the judgment of the Superior Court aside. The Supreme Court is expected to hold a hearing on the appeals of both sides in fall 2005. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages and the amount thereof. In mid 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview. Upon referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. Dr. Kirch appealed this decision.

Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) is a major German construction firm which filed for insolvency in March 2002. We had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of our Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by us participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed us they may assert claims against us because of our role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although we are in ongoing discussions, we cannot exclude that some of the parties may file lawsuits against us. To date, the administrator for imbau filed a lawsuit against us in August 2004 alleging that payments received by us in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against us alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
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

We declare dividends at the Annual General Meeting and pay them once a year. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares. Although we expect to continue for the near future to pay dividends each year, we may not pay dividends at rates we have paid them in previous years or at all.

Significant Changes

There has been no significant change subsequent to December 31, 2004.

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
All shares on German stock exchanges trade in euro. The following table sets forth, for the calendar periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the Frankfurt Stock Exchange and the high, low and period-end quotation for the DAX® (Deutscher Aktienindex) index, the principal German share index. All quotations are based on intraday prices. The DAX is a continuously updated, capital-weighted performance index of 30 major German companies. The DAX includes shares selected on the basis of stock exchange turnover and market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends, as well as for changes in the available free float.

	Our shares
	Price per share			Average daily	DAX®-Index
	High	Low	Period end	trading	High	Low	Period end
	(in €)	(in €)	(in €)	volume
				(in thousands
				of shares)

Monthly 2005
February	69.35	65.20	66.30	3,796.77	4,409.09	4,249.69	4,350.49
January	67.63	63.35	65.25	3,684.59	4,325.77	4,160.83	4,254.85

Monthly 2004
December	66.33	63.64	65.32	3,260.98	4,272.18	4,107.62	4,256.08
November	65.50	59.41	63.75	3,476.55	4,219.05	3,959.25	4,126.00
October	61.75	56.96	59.59	3,644.77	4,078.50	3,838.98	3,960.25
September	61.18	56.36	57.87	3,754.06	4,000.13	3,792.25	3,892.90

Quarterly 2004
Fourth Quarter	66.33	56.96	65.32	3,461.01	4,272.18	3,838.98	4,256.08
Third Quarter	65.35	52.37	57.87	3,831.65	4,101.52	3,618.58	3,892.90
Second Quarter	73.08	63.02	64.58	4,105.99	4,156.89	3,710.02	4,052.73
First Quarter	77.77	62.20	67.65	4,874.38	4,175.48	3,692.40	3,856.70

Quarterly 2003
Fourth Quarter	66.04	51.55	65.70	4,183.09	3,996.28	3,217.40	3,965.16
Third Quarter	59.95	51.20	52.25	4,451.45	3,676.88	3,119.35	3,256.78
Second Quarter	60.10	37.20	56.48	5,289.67	3,324.44	2,395.72	3,220.58
First Quarter	47.90	32.97	38.50	5,780.83	3,157.25	2,188.75	2,423.87

Annual
2004	77.77	52.37	65.32	4,066.27	4,272.18	3,618.58	4,256.08
2003	66.04	32.97	65.70	4,923.58	3,996.28	2,188.75	3,965.16
2002	82.65	35.60	43.90	4,703.89	5,467.31	2,519.30	2,892.63
2001	105.64	43.20	79.40	3,656.06	6,795.14	3,539.18	5,160.10
2000	103.27	68.75	89.51	2,790.71	8,136.16	6,110.26	6,433.61

Note: All data is based on Orderbuchstatistik (Xetra).
On February 28, 2005, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 66.30 per share and the closing quotation of the DAX-Index was 4,350.49. Our shares represented 7.70% of the DAX-Index on that date.

Since October 3, 2001 our shares have also traded on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported on the New York Stock Exchange Composite Tape:

	Our shares
	Price per share			Average daily
	High	Low	Period end	trading
	(in U.S.$)	(in U.S.$)	(in U.S.$)	volume
				(in number of
				shares)

Monthly 2005
February	89.16	85.59	87.90	81,416
January	89.08	82.67	84.99	78,875

Monthly 2004
December	89.35	84.54	89.01	75,364
November	86.68	75.85	84.80	83,310
October	76.52	72.92	76.15	83,476
September	75.20	68.83	71.94	84,690

Quarterly 2004
Fourth Quarter	89.35	72.92	89.01	80,633
Third Quarter	79.07	64.70	71.94	81,423
Second Quarter	87.55	76.10	79.11	79,389
First Quarter	94.99	77.60	83.48	117,032

Quarterly 2003
Fourth Quarter	82.62	61.70	82.21	74,527
Third Quarter	68.55	56.20	60.69	86,216
Second Quarter	70.34	41.24	64.42	97,933
First Quarter	49.49	36.44	42.11	129,015

Annual
2004	94.99	64.70	89.01	89,483
2003	82.62	36.44	82.21	96,537
2002	74.00	35.26	45.43	54,047
2001 (beginning October 3, 2001)	70.28	51.90	70.15	50,744

Our shares were also traded over-the-counter in the United States in the form of American Depositary Receipts until September 28, 2001, when our ADR Program was terminated. In 2000, the high, low and period-end prices of our American Depositary Receipts on the U.S. over-the-counter market were $ 95.00, $ 60.75 and $ 83.88, respectively. In 2001 through September 28, 2001, such prices were $ 98.00, $ 42.00 and $ 54.25, respectively.

For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”
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

Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 96.4% of the total turnover in exchange-traded shares in Germany in 2004 (including 90.3% of the total turnover which is accounted for by Xetra in 2004). According to the World Federation of Exchange, Deutsche Börse AG was the sixth largest stock exchange in the world in 2004 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Tokyo and Euronext.
As of December 31, 2004, the shares of 6,209 companies traded on the different market segments of the Frankfurt Stock Exchange. Of these, 816 were German companies and 5,393 were non-German companies.
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
The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://www.deutsche-boerse.com under the heading. “Market Data & Analytics – Statistics and Analysis-Spot-Market-Order Book Statistics-Xetra Close”.
Our shares trade on Xetra (Exchange Electronic Trading) in addition to trading on the auction market. Xetra is an electronic exchange trading platform operated by Deutsche Börse AG. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Xetra is available daily between 9:00 a.m. and 5:30 p.m. Central European time to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors are permitted to trade on Xetra through their banks or brokers.
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
The Frankfurt Stock Exchange can suspend trading if orderly trading is temporarily endangered or if necessary to protect the public interest. The BaFin monitors trading activities on the Frankfurt Stock Exchange and the other German stock exchanges.

Selling Shareholders

Not required because this document is filed as an annual report.

Dilution

Not required because this document is filed as an annual report.

Expenses of the Issue

Not required because this document is filed as an annual report.

Item 10: Additional Information

Share Capital

Not required because this document is filed as an annual report.

Memorandum and Articles of Association

For information regarding our Articles of Association, please refer to the discussion under the corresponding section of our Annual Report on Form 20-F for the year ended December 31, 2003, which discussion we hereby incorporate by reference into this document.

Material Contracts

In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls

As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Burma/Myanmar, Iraq, Liberia, Sudan, former Yugoslavia/Serbia, Zimbabwe, persons of or in connection with the Al-Qaida network or the Taliban and certain other persons and entities with a view to combat international terrorism.

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

Taxation

The following is a summary of the material German and United States federal income tax consequences of the ownership and disposition of shares by you if you are a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) and you are fully eligible for benefits under the Treaty. You generally will be entitled to Treaty benefits if you are:

–	the beneficial owner of shares (and of the dividends paid with respect to your shares);
–	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hands or in the hands of your partners or beneficiaries;
–	not also a resident of Germany for German tax purposes; and

–	not subject to an “anti-treaty shopping” article that applies in limited circumstances.
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
The gross amount of dividends that you receive (including amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against your U.S. federal income tax liability or, at your election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, you will be deemed to have paid German taxes of 15. You cannot claim credits for German taxes that would have been refunded to you if you had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the creditability of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. You should consult your tax advisor if you have questions about whether such rules may affect your ability to utilize foreign tax credits.
Subject to certain exceptions our dividends received by an individual before January 1, 2009 will be subject to U.S taxation at a maximum rate of 15%. This lower rate applies to our dividends only if the shares in respect of which such dividend is paid have been held by you for at least 61 days during the

121 day period beginning 60 days before the ex-dividend date. Periods during which you hedge a position in your shares or related property may not count for purposes of the holding period test. Our dividends also would not be eligible for the lower rate if you elect to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.
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
You must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to your last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, Philadelphia Service Center U.S Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing or by faxing your request and must include your name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of your last filed tax return. If you desire a “current year” Form 6166, your Form 6166 request must include a penalties of perjury statement, which has been signed by you in the current year under penalties of perjury, certifying that 1) you are a resident of the United States currently, and 2) you will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 you must use IRS Form 8802. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.
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

Our shares are listed on the New York Stock Exchange, which requires us, as a non-U.S. listed company, to publish a description of the significant ways in which our corporate governance practices differ from those followed by U.S. domestic listed companies under its listing standards. Our description of such differences is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

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

Risk Management Principles

The following key principles underpin our approach to risk management:
–	Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
–	We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.
–	The structure of our risk management function is closely aligned with the structure of our Group Divisions.
–	The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for our credit, market, operational and business risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which is responsible for planning, management and control of the aforementioned risks across our consolidated Group.
The Group Risk Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.
For each of our Group Divisions, risk management units are established with the mandate to:
–	Ensure that the business conducted within each division is consistent with the risk appetite the Group Risk Committee has set;
–	Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within each division;
–	Approve credit risk and market risk limits;
–	Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
–	Develop and implement risk management infrastructures and systems that are appropriate for each division.
Group Treasury is responsible for the management of liquidity risk. Our liquidity risk status as well as policies relating to the identification, measurement and management of liquidity risk are reviewed on a regular basis by our Group Asset and Liability Committee, which is chaired by the Board Member responsible for Treasury.
Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management function. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks
Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

–	Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as “counterparties”). This is the largest single risk we face. We distinguish among three kinds of credit risk:
–	Default risk is the risk that counterparties fail to meet contractual payment obligations.
–	Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country Risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to non-residents due to direct sovereign intervention.
–	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
–	Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
–	Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due.
–	Operational risk is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Business Risk
Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk
We are not engaged in any activities that result in insurance specific risk material to the Group.

Risk Management Tools
We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories.

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:
–	Expected Loss. We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.
–	Economic Capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98% the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other non-amortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.
–	Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.
–	Stress Testing. We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.
–	Regulatory Risk Reporting. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note [22] of the consolidated financial statements.

Credit Risk

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:
–	In all our Group Divisions consistent standards are applied in the respective credit decision processes.
–	The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
–	Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
–	We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
–	We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an “obligor” as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings
A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

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

Monitoring Default Risk
We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties, that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist.

Loan Exposure Management Group
In 2003, we significantly modified our approach to managing risk in the corporate loan book within the Corporate and Investment Bank Group Division by creating the Loan Exposure Management Group (LEMG). As part of our overall framework of risk management, LEMG has assisted in managing credit risk within the investment-grade loan portfolio for all loans and lending-related commitments with an original maturity greater than 180 days (excluding medium-sized German companies). During 2004, this approach was extended to include loans and lending-related commitments to medium-sized investment- and noninvestment-grade German companies with an original maturity of greater than 360 days but excluding any legacy business.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.
LEMG is concentrating on two primary initiatives within the new credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
–	to reduce single-name and industry credit risk concentrations within the loan portfolio, and
–	to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.

LEMG’s risk reduction activities are of increasing significance. As of year-end 2004, LEMG held credit derivatives including those embedded in credit linked notes with an underlying notional of € 18.5 billion. This position totaled € 14.0 billion as of December 31, 2003.

The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.
LEMG also mitigated the credit risk of € 7.2 billion of loans and lending commitments as of December 31, 2004 by synthetic collateralized loan obligations for which the first loss piece has been sold. This represents an increase of 125% compared to December 31, 2003, when € 3.2 billion of loans and lending commitments were included in synthetic collateralized loan obligations. Credit mitigation by way of synthetic collateralized loan obligations supported by financial guarantee contracts is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry issue between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

Credit Exposure

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter (“OTC”) derivatives and tradable assets:
–	“Loans” are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
–	“Contingent Liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
–	“OTC Derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets and, for derivatives entered into for nontrading purposes, in other assets.
–	“Tradable Assets” include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.
Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables amounting to € 29.5 billion at December 31, 2004 and € 29.4 billion at December 31, 2003; forward committed repurchase and reverse repurchase agreements of € 99.7 billion at December 31, 2004 and € 62.8 billion at December 31, 2003; and lending-related commitments of € 105.2 billion at December 31, 2004 and € 88.9 billion at December 31, 2003. At December 31, 2004, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.
The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
region
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Eastern Europe	1,568	1,372	418	491	607	588	3,282	2,840	5,875	5,291

Western Europe	112,139	120,136	18,840	16,283	36,486	35,428	88,450	87,969	255,915	259,816

Africa	288	395	168	192	300	224	1,000	1,086	1,756	1,897

Asia-Pacific	8,258	7,176	2,656	2,624	6,892	7,072	57,680	36,019	75,486	52,891

North America	14,911	17,038	7,469	6,752	15,820	15,495	87,749	94,632	125,949	133,917

Central and South America	1,522	2,075	326	195	688	571	4,607	3,850	7,143	6,691

Other[1]	3	35	18	–	874	1,093	2,258	2,073	3,153	3,201

Total	138,689	148,227	29,895	26,537	61,667	60,471	245,026	228,469	475,277	463,704

[1]	Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by	Loans				Contingent liabilities		OTC derivatives		Tradable assets		Total
industry sector
	Dec 31,		Dec 31,		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2004		2003		2004	2003	2004	2003	2004	2003	2004	2003

Banks and insurance	7,787		10,521		4,921	4,990	44,450	46,597	51,406	62,480	108,564	124,588

Manufacturing	13,270		16,155		8,028	7,834	1,837	1,997	15,919	18,241	39,054	44,227

Households	57,076		54,937		1,372	862	285	357	–	–	58,733	56,156

Public sector	3,278		2,309		1,630	377	5,838	3,984	140,614	104,648	151,360	111,318

Wholesale and retail trade	10,288		11,824		2,274	2,454	684	691	3,062	3,589	16,308	18,558

Commercial real estate activities	14,102		13,606		313	722	763	300	1,755	1,447	16,933	16,075

Other	32,888	[1]	38,875	[1]	11,357	9,298	7,810	6,545	32,270	38,064	84,325	92,782

Total	138,689		148,227		29,895	26,537	61,667	60,471	245,026	228,469	475,277	463,704

[1]	Includes lease financing.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
–	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure
The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table illustrates the continued reduction in our corporate loan book, which mainly took place in Germany and, to a lesser extent, in the U.S., as well as a general improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2004 compared to 2003 is primarily a consequence of our enhanced credit discipline and the improved credit environment witnessed throughout the year. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing from 58% at December 31, 2003 to 60% at December 31, 2004 with a corresponding reduction in the portion of our corporate loan book being classified as sub-investment grade.

Creditworthiness	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
category
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

AAA–AA	12,363	12,167	3,209	2,992	27,885	27,014	133,839	126,010	177,296	168,183

A	10,852	13,871	8,045	5,627	18,194	17,195	32,217	33,383	69,308	70,076

BBB	22,794	26,265	10,242	7,886	10,087	11,750	38,264	32,676	81,387	78,577

BB	21,375	25,292	6,058	6,573	4,675	3,784	28,436	23,417	60,544	59,066

B	4,778	5,749	1,707	1,799	649	621	8,830	6,756	15,964	14,925

CCC and below	4,107	6,947	634	1,660	177	107	3,440	6,227	8,358	14,941

Total	76,269	90,291	29,895	26,537	61,667	60,471	245,026	228,469	412,857	405,768

Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	(in € m.)		as a % of total exposure		as a % of total exposure
	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Consumer credit exposure Germany	47,395	45,167	2.20%	2.38%	0.42%	0.53%
Consumer and small business financing	10,060	10,550	2.48%	2.54%	1.36%	1.36%
Mortgage lending	37,335	34,617	2.12%	2.33%	0.17%	0.28%

Consumer credit exposure other Europe	15,025	12,769	1.21%	1.54%	0.47%	0.52%

Total consumer credit exposure	62,420	57,936	1.96%	2.19%	0.43%	0.53%

The volume of our consumer credit exposure rose by € 4.5 billion, or 7.7%, from 2003 to 2004, driven mainly by the inclusion of DB Bauspar AG in the homogeneous portfolio contributing € 1.4 billion and the growth of our portfolio in Italy (up by € 1.4 billion) and Spain (up by € 0.7 billion). Total net credit costs decreased from 0.53% of our total exposure in 2003 to 0.43% in 2004, driven by better customer performance. In Germany, loans delinquent by 90 days or more decreased from 2.38% to 2.20% reflecting decreased delinquencies in both consumer and small business financing as well as mortgage lending. The lower percentage of delinquent loans in other Europe is mainly a reflection of accelerated charge-offs in Poland and Italy due to refinement of processes and procedures.

Credit Exposure from Derivatives
To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts that the agreement covers upon the counterparty’s default, resulting in one single net claim against the counterparty (called “close-out netting”). We also enter into “payment netting” agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.
As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations under Derivatives
Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2004.

Dec. 31, 2004	Notional amount maturity distribution				Positive market value	Negative market value	Net market value
	Within one	> 1 and	After five	Total
in € m.	year	< 5 years	years

Interest-rate-related transactions:
OTC products:
FRAs	1,142,075	66,308	1,811	1,210,194	565	(884)	(319)
Interest rate swaps (single currency)	3,663,495	5,141,770	3,889,726	12,694,991	191,570	(189,289)	2,281
Purchased interest rate options	469,424	405,518	465,565	1,340,507	25,540	–	25,540
Written interest rate options	362,540	459,100	495,247	1,316,887	–	(27,674)	(27,674)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:
Interest rate futures	461,919	4,090	23	466,032	–	–	–
Purchased interest rate options	56,100	–	–	56,100	61	–	61
Written interest rate options	83,692	–	–	83,692	–	(38)	(38)

Sub-total	6,239,245	6,076,786	4,852,372	17,168,403	217,736	(217,885)	(149)

Currency-related transactions:
OTC products:
Forward exchange trades	413,924	24,583	2,339	440,846	7,466	(9,370)	(1,904)
Cross currency swaps	1,361,758	264,895	151,340	1,777,993	48,510	(44,234)	4,276
Purchased foreign currency options	355,334	32,650	4,414	392,398	9,098	–	9,098
Written foreign currency options	359,385	38,198	2,588	400,171	–	(9,001)	(9,001)
Exchange-traded products:
Foreign currency futures	6,521	5	–	6,526	–	–	–
Purchased foreign currency options	907	–	–	907	20	–	20
Written foreign currency options	994	–	–	994	–	(16)	(16)

Sub-total	2,498,823	360,331	160,681	3,019,835	65,094	(62,621)	2,473

Equity/index-related transactions:
OTC products:
Equity forward	77	13	–	90	–	(20)	(20)
Equity/index swaps	50,538	38,652	4,881	94,071	2,812	(3,841)	(1,029)
Purchased equity/index options	56,387	81,177	6,998	144,562	13,104	–	13,104
Written equity/index options	58,335	89,942	12,028	160,305	–	(14,850)	(14,850)
Exchange-traded products:
Equity/index futures	39,040	–	–	39,040	–	–	–
Equity/index purchased options	51,516	29,310	2,065	82,891	5,358	–	5,358
Equity/index written options	49,203	30,764	4,398	84,365	–	(5,398)	(5,398)

Sub-total	305,096	269,858	30,370	605,324	21,274	(24,109)	(2,835)

Credit derivatives	35,501	400,964	111,455	547,920	10,036	(15,260)	(5,224)

Other transactions:
OTC products:
Precious metal trades	22,499	22,772	4,017	49,288	2,743	(1,613)	1,130
Other trades	72,627	57,171	1,555	131,353	7,653	(6,794)	859
Exchange-traded products:
Futures	8,801	112	8	8,921	–	–	–
Purchased options	4,830	–	–	4,830	381	–	381
Written options	5,279	–	–	5,279	–	(383)	(383)

Sub-total	114,036	80,055	5,580	199,671	10,777	(8,790)	1,987

Total OTC business	8,423,899	7,123,713	5,153,964	20,701,576	319,097	(322,830)	(3,733)

Total exchange-traded business	768,802	64,281	6,494	839,577	5,820	(5,835)	(15)

Total	9,192,701	7,187,994	5,160,458	21,541,153	324,917	(328,665)	(3,748)

Positive market values after netting agreements					67,486

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:
–	Total Counterparty Exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events (“country risk event”). It includes non-guaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
–	Transfer Risk Exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a “transfer risk event”). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
–	Highly-Stressed Event Risk Scenarios. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings
Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

–	Sovereign Rating. An estimate of the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.
–	Transfer Risk Rating. An estimate of the probability of a “transfer risk event” (usually as part of a country risk event).
–	Event Risk Rating. For further details see “Market Risk” below.
All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.
We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits
We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk
We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure
The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets Net Counterparty Exposure
in € m.	Dec 31, 2004	Dec 31, 2003

Total Net Counterparty Exposure	7,085	7,296

Total Net Counterparty Exposure (excluding OTC Derivatives)	5,089	5,329

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets Net Transfer Risk Exposure
in € m.	Dec 31, 2004	Dec 31, 2003

Africa	336	361

Asia (excluding Japan)	998	1,243

Eastern Europe	598	641

Latin America	790	938

Middle East	877	1,070

Total Emerging Markets Net Transfer Risk Exposure	3,599	4,253

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2004, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 3.6 billion, reduced by 15% or € 654 million from December 31, 2003.

For a review of our cross border outstandings calculated in accordance with the rules of the Securities and Exchange Commission see “Foreign Outstandings” in our supplemental financial information.

Problem Loans

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.
Additionally, as of December 31, 2004, the Group had € 83 million of loans held for sale that were non-performing. These amounts are not included in our total problem loans.
The following table presents the components of our 2004 and 2003 problem loans:

	Dec 31, 2004				Dec 31, 2003
	Impaired		Non-	Total	Impaired		Non-	Total
	loans	[1]	performing		loans	[1]	performing
			homogeneous				homogeneous
in € m.			loans				loans

Nonaccrual loans	3,401		1,098	4,499	4,980		1,062	6,042

Loans 90 days or more past due and still accruing	26		221	247	74		306	380

Troubled debt restructurings	89		–	89	201		–	201

Total problem loans	3,516		1,319	4,835	5,255		1,368	6,623

[1]	Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 1.8 billion decrease in our total problem loans in 2004 is due to € 1.4 billion of gross charge-offs, a € 0.1 billion reduction as a result of exchange rate movements and a € 0.3 billion net reduction of problem loans. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2004, are € 1.2 billion of loans that are 90 days or more past due as well as

€ 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 201 million as of December 31, 2004, of which € 15 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring.
The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2004	Dec 31,2003

Nonaccrual loans:
German	3,146	3,448
Non-German	1,353	2,594

Total nonaccrual loans	4,499	6,042

Loans 90 days or more past due and still accruing:
German	236	335
Non-German	11	45

Total loans 90 days or more past due and still accruing	247	380

Troubled debt restructurings:
German	71	20
Non-German	18	181

Total troubled debt restructurings	89	201

Nonaccrual Loans
We place a loan on nonaccrual status if:

–	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
–	the accrual of interest should be ceased according to management’s judgment as to collectibility of contractual cash flows.
When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management’s judgment as to collectibility of principal.
As of December 31, 2004, our nonaccrual loans totaled € 4.5 billion, a net decrease of € 1.5 billion, or 26%, from 2003. The net decrease in nonaccrual loans was mainly driven by charge-offs and net exposure reductions.
As of December 31, 2003, our nonaccrual loans totaled € 6.0 billion, a net decrease of € 4.1 billion, or 40%, from 2002. The net decrease in nonaccrual loans was due to charge-offs, deconsolidations, exchange rate movements, refinements in processes and procedures, net exposure reductions and improved credit quality.

Loans Ninety Days or More Past Due and Still Accruing
These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2004, our 90 days or more past due and still accruing interest loans decreased by € 133 million, or 35% to € 247 million. This decrease was mainly due to the placing of loans on nonaccrual status and charge-offs.
In 2003, our 90 days or more past due and still accruing interest loans totaled € 380 million, a net decrease of € 129 million, or 25% to 2002. This decrease was mainly due to the placing of loans on nonaccrual status.

Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower’s financial position comprising concessions that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.
In 2004, the volume of troubled debt restructurings decreased by € 112 million or 56% to € 89 million as of December 31, 2004. This decrease is mainly due to the placing of loans on nonaccrual status and a debt for securities swap.
In 2003, our troubled debt restructurings remained materially unchanged compared with December 31, 2002.

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

We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlists.

Inherent Loss Component
The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:

–	Country Risk Allowance
We establish a country risk allowance for loan exposures in countries where according to management’s judgment a “transfer risk event” is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country’s financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.
–	Smaller-Balance Standardized Homogeneous Loan Loss Allowance
Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.
–	Other Inherent Loss Allowance
The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

Charge-off Policy
We take charge-offs based on Credit Risk Management’s assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans we generally take charge-offs when a product specific past due status has been reached.

Allowance for Loan Losses
The following table illustrates the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2004		Dec 31, 2003

German:
Specific loan loss allowance:
Banks and insurance	–	1%	38	3%
Manufacturing	271	5%	338	6%
Households (excluding mortgages)	55	11%	68	10%
Households – mortgages	17	19%	17	17%
Public sector	–	1%	–	1%
Wholesale and retail trade	161	3%	154	3%
Commercial real estate activities	345	8%	350	8%
Other	278	9%	378	9%
Specific German total	1,127		1,343
Inherent loss allowance	417		472

German total	1,544	57%	1,815	57%

Non-German:
Specific loan loss allowance	527		1,128
Inherent loss allowance	273		338

Non-German total	800	43%	1,466	43%

Total allowance for loan losses	2,345	100%	3,281	100%

Total specific allowance	1,654		2,471

Total inherent loss allowance	691		810

Total allowance for loan losses	2,345		3,281

Movements in the Allowance for Loan Losses
We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer require allowances we have previously established, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2004	2003

Allowance at beginning of year	3,281	4,317

Charge-offs

German:
Banks and insurance	3	3
Manufacturing	80	57
Households (excluding mortgages)	185	169
Households – mortgages	39	30
Public sector	–	–
Wholesale and retail trade	78	41
Commercial real estate activities	106	59
Lease financing	–	–
Other	231	217
German total	722	576

Non-German:
Excluding lease financing	672	1,318
Lease financing only	–	–
Non-German total	672	1,318

Total charge-offs	1,394	1,894

Recoveries

German:
Banks and insurance	1	–
Manufacturing	12	7
Households (excluding mortgages)	37	48
Households – mortgages	–	–
Public sector	–	–
Wholesale and retail trade	12	6
Commercial real estate activities	3	2
Lease financing	–	–
Other	37	36
German total	102	99

Non-German:
Excluding lease financing	50	67
Lease financing only	–	1
Non-German total	50	68

Total recoveries	152	167

Net charge-offs	1,242	1,727

Provision for loan losses	372	1,113

Other changes (currency translation and allowance related to acquisitions/divestitures)	(66)	(422)

Allowance at end of year	2,345	3,281

Percentage of total net charge-offs to average loans for the year	0.86%	1.04%

Our allowance for loan losses as of December 31, 2004 was € 2.3 billion, 29% lower than the € 3.3 billion at the end of 2003. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.4 billion in 2004, a decrease of € 500 million, or 26%, from 2003 charge-offs. Of the charge-offs for 2004, € 945 million were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 449 million were related to our consumer credit exposure.
Our provision for loan losses in 2004 was € 372 million, a decrease of € 741 million or 67% from the prior year, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases, and a continuation of our strict credit discipline. This amount was composed of both net specific and inherent loan loss provisions. In 2004, 73% of our provision related to our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.7 billion as of December 31, 2004, a decrease of € 817 million, or a 33% reduction from 2003. The change in our allowance includes a net specific loan loss provision of € 134 million, which includes a € 18 million net release for non-German clients. The provision was 85% lower than the previous year and was more than offset by net charge-offs of € 889 million. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.
Our inherent loan loss allowance totaled € 691 million as of December 31, 2004, a decrease of € 119 million, or 15%, from the level at the end of 2003. A major driver of the net reduction was € 353 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, offset by € 270 million net provision. Furthermore, in 2004 we recorded a net reduction of € 35 million in our other inherent loss allowance.
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
Our provision for loan losses in 2003 was € 1.1 billion, a decrease of 47% from the prior year, reflecting the overall improved credit quality of our corporate loan book as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.
Our specific loan loss allowance was € 2.5 billion as of December 31, 2003, a decrease of € 673 million, or a 21% reduction from 2002. The change in our allowance includes a net specific loan loss provision of € 918 million, 70% of which related to non-German clients. The provision was 53% lower than the previous year and was more than offset by net charge-offs of € 1.2 billion. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses. Consequently, the net reduction in our specific loan loss allowance for 2003 is also driven by charge-offs exceeding our net provisions. This is a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. The overall reduction in our specific loan loss allowance can also be attributed to exchange rate movements and to deconsolidations.
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
For a description of the factors which influenced additions to the allowance in earlier years, see page S-8 of the supplemental financial information, which is incorporated by reference herein.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2004, 34% of our total allowance was attributable to international clients.

in € m.	2004	2003

Allowance at beginning of year	1,466	2,446

Charge-offs	672	1,318

Recoveries	50	68

Net charge-offs	622	1,250

Provision for loan losses	25	590

Other changes (currency translation and allowance related to acquisitions/divestitures)	(69)	(320)

Allowance at end of year	800	1,466

Allowance for off-balance sheet positions
The following table presents an analysis of the changes in our allowance for off-balance sheet positions.

in € m.	2004	2003

Allowance at beginning of year	416	485

Provision for credit losses	(65)	(50)

Other changes (currency translation and allowance related to acquisitions/divestitures)	(6)	(19)

Allowance at end of year	345	416

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.
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

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:
–	Interest rate risk;
–	Equity price risk;
–	Foreign exchange risk; and
–	Commodity price risk.
The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes.

Market Risk Management Framework
We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is a common metric we use in the management of our trading market risks.
Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating market risk capital for our general and specific market risk. It confirmed its approval in 2000 and the approval was renewed in 2002.
Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 80 million in the time period from January 1 to March 9, 2004 and € 90 million from March 10 to December 31, 2004 (with a 99% confidence level, as we describe below, and a one-day holding period). For the respective periods the value-at-risk limit for our consolidated Group trading positions was € 82 million and € 92 million. Four temporary excesses to the Group limit were approved by our Board of Managing Directors in 2004.

Specifics of Market Risk Reporting under German Banking Regulations
German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

–	Consolidation. For German regulatory purposes we do not consolidate entities other than credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include our insurance companies and certain investment companies, which manage their market risks independently pursuant to their respective regulations. At year-end 2004, these companies held € 10.0 billion of nontrading assets, whilst the amount of trading assets held was not material.
–	Overall Market Risk Position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). At year-end 2004, these positions had a total book value of € 12.3 billion and were denominated mainly in U.S. dollars (64%), pounds sterling (17%) and Japanese yen (8%).
–	Definition of Trading Assets and Nontrading Assets. We hold assets that are included in the value-at-risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of tradable loans and money market loans and are assigned primarily to our Global Corporate Finance and Global Markets business divisions. At year-end 2004, € 2.1 billion of loans were classified as trading assets for regulatory reporting. Conversely, we also have positions that are classified as nontrading assets for regulatory reporting even though they are trading assets under U.S. GAAP. At year-end 2004, these positions included derivatives classified as non-qualifying hedges under U.S. GAAP with a total positive and negative market value of € 1.1 billion and € 1.5 billion, respectively.

Value-at-Risk Analysis
The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.
We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses.
To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk classes. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

Back-Testing
We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and of individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital
While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

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
In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.
Our stress test scenarios include:
–	Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.

–	Emerging Markets’ risks, including equity price declines, strong interest rate movements and currency devaluations.
–	Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
–	Underwriting risks in debt and equity capital markets.
We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).
In 2004, we continued to refine and improve our stress testing processes and their parameterization. Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at year-end 2004 (and on average € 1.5 billion for all of December 2004), compared with € 1.0 billion at year-end 2003. However, a substantial part of the increase in trading market risk economic capital is related to our refined stress testing parameterization introduced in 2004. Applying the previously implemented parameters to year-end 2004 data on a pro forma basis leads to a year-on-year increase in trading market risk economic capital of € 0.2 billion instead of € 0.6 billion.

Limitations of Our Proprietary Risk Models
Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.
Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:
–	The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
–	The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
–	The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
–	The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
–	We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
–	Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.
The aggregate value-at-risk estimates for our trading market risk are conservative risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division
The following table shows the value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of	Total		Diversification		Interest rate		Equity price		Foreign		Commodity
Trading Units			effect		risk		risk		exchange risk		price risk
in € m.	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Average	71.6	48.4	(38.4)	(33.5)	61.7	45.9	30.8	21.9	10.6	7.7	7.0	6.4

Maximum	97.9	72.1	(61.5)	(57.3)	91.1	64.1	45.1	37.0	25.9	17.5	10.8	16.7

Minimum	54.5	32.3	(28.1)	(21.9)	39.7	27.6	19.9	13.0	2.9	3.2	3.8	3.3

Year-end	66.3	60.0	(39.8)	(33.8)	41.1	52.6	42.6	27.3	17.2	6.8	5.1	7.1

The following graph shows the daily aggregate value-at-risk of our trading units in 2004, including diversification effects, and actual incomes of the trading units throughout the year.

The higher value-at-risk levels in the middle of the year were mainly the result of increased position taking and smaller diversification benefits. Our value-at-risk levels at the beginning and at the end of 2004 were similar to the level at year-end 2003. In 2003 our value-at-risk increased over the year from an average of € 37.3 million in the first quarter to an average of € 62.6 million in the fourth quarter, which is higher than the average for the full year 2003.

Our trading units achieved a positive income for over 93% of the trading days in 2004 (over 96% in 2003). On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.
Also, there was no hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole in 2004 and 2003. This is below the expected two to three outliers a year that a 99% confidence level value-at-risk model ought to predict, showing that our risk estimates are conservative.

The following histogram shows the distribution of actual daily income of our trading units in 2004. The histogram indicates the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

In addition to our back-testing, the comparison of the distribution of actual daily income with the average value-at-risk also enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram shows that the distribution of our trading units’ actual daily income produces a 99th percentile of only € 60.8 million below the average daily income level of € 35.5 million, which is less than the average value-at-risk estimate of € 71.6 million.

Market Risk in Our Nontrading Portfolios
The market risk in our nontrading portfolios constitutes the largest portion of the market risk of our consolidated Group.

Assessment of Market Risk in Our Nontrading Portfolios
We assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage the nontrading market risk positions using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section “Risk Management Tools – Economic Capital” and “Market Risk – Stress Testing and Economic Capital.”

We do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing.

Nontrading Market Risk by Risk Class
The biggest market risk in our nontrading portfolios is equity price risk which is further discussed below. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Finance business line within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

Nontrading Market Risk by Group Division
There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains by far the biggest in the Group and is mainly incurred through industrial holdings, other corporate investments and private equity investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate, mutual funds and hedge funds, which support the client asset management businesses. In our Corporate and Investment Bank Group Division, which has the smallest amount of nontrading market risk, the most significant part arises from a few strategic investments.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios
The below table shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments (which include EUROHYPO AG and Atradius N.V.) and alternative assets. Our economic capital usage for these nontrading asset portfolios totaled € 3.9 billion at year-end 2004, which is € 1.0 billion or 21% below our economic capital usage at year-end 2003. This decrease reflects the continued reduction of our alternative assets portfolios and our industrial holdings, mainly driven by sales of private equity primary funds, venture portfolio assets and real estate investments as well as by the reduction of our capital share in DaimlerChrysler AG. In our total economic capital figures no diversification benefits between the different asset categories (e.g., between industrial holdings, private equity, real estate, etc.) are taken into account.

Nontrading Portfolios	Carrying Value		Economic Capital Usage
in € bn.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003	[1]

Major Industrial Holdings	5.5	6.4	1.2	1.3

Other Corporate Investments	5.2	5.4	1.8	1.8

Alternative Assets	2.6	4.3	0.9	1.8

Private Equity	1.1	2.0	0.6	1.3

Real Estate	1.3	2.0	0.2	0.4

Hedge Funds	0.2	0.3	0.1	0.1

Total	13.3	16.1	3.9	4.9

[1]	To ensure consistency with the 2004 asset categorization, € 0.2 billion economic capital for certain alternative assets has been reassigned to other corporate investments.

We define alternative assets as direct investments in private equity (including venture capital, mezzanine debt and leveraged buy-out funds), real estate principal investments (including mezzanine debt), and hedge funds. Our alternative assets portfolio continues to be dominated by real estate and private equity investments and is well diversified. Approximately half of our private equity investments were held in funds managed by external managers.

We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method of accounting to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

Management of Our Nontrading Portfolios
To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/Alternative Assets Governance Committee supervises all of our nontrading asset portfolios. Our Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and alternative assets and is a member of the committee. The committee defines investment strategies, determines risk-adjusted return requirements, sets limits and allocates economic capital among the alternative assets classes. It approves policies, procedures and methodologies for managing alternative assets risk and receives monthly portfolio reports showing performance, estimated market values, economic capital estimates and risk profiles of the portfolios. The committee also oversees the portfolio of industrial holdings and other corporate investments held in our Corporate Investments Group Division.

The following table shows the total shares of capital and market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2004 and 2003. Our Corporate Investments Group Division, which is responsible for administering and restructuring our industrial holdings portfolio, currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)
Name	Country of domicile	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31,2003

DaimlerChrysler AG	Germany	10.4	11.8	3,706	4,445

Allianz AG	Germany	2.5	2.5	935	965

Linde AG	Germany	10.0	10.0	544	509

Südzucker AG	Germany	4.8	4.8	128	126

Fiat S.p.A.	Italy	1.0	1.0	59	61

DEUTZ AG	Germany	4.5	10.5	12	31

Other	N/M	N/M	N/M	106	242

Total				5,490	6,379

N/M – Not meaningful

Liquidity Risk

Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been instrumental in maintaining adequate liquidity and a healthy funding profile during the year 2004.

Liquidity Risk Management Framework
Group Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed on a regular basis by the Group Asset and Liability Committee and finally approved by the Board Member responsible for Group Treasury. The policies define the methodology which is applied to the Group, its branches and its subsidiaries.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.
We have developed a cash flow based reporting tool (Lima System) which provides daily liquidity risk information to global and regional management.
Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are either based on historic events, case studies of liquidity crises or models using hypothetical events.

Short-term Liquidity
Our reporting tool tracks cash flows on a daily basis over an eighteen months horizon. This scheme allows management to assess our short-term liquidity position in any location, region and globally on a by-currency, by-product, and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the actual behavior of their cash flows. Liquidity outflow limits (MCO Limits), which have been set to limit cumulative global and regional net cash outflows, are monitored on a daily basis and ensure our access to liquidity.

Unsecured Funding
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities, which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Group Asset and Liability Committee has set limits by business divisions to protect our access to unsecured funding at attractive levels.

Asset Liquidity
The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise funds either in the repurchase agreement markets or by selling the assets. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we maintained a € 27.2 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Funding Diversification
Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities as of December 31, 2004 and December 31, 2003 both in euro billion and as a percentage of our total unsecured liabilities.

Funding Matrix
We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquid assets (assigned to the time bucket one year and under) and illiquid assets (assigned in equal installments to time buckets two to five years). We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a tool, which enables us to predict whether any excess or shortfall will grow or decline over time. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval of the Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument.
The Funding Matrix indicates that at year-end 2004 we were structurally long funded.

Stress Testing and Scenario Analysis
We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. The latter include internal scenarios such as operational risk events, merger or acquisition, a rating downgrade of the bank by 1 and 3 notches respectively as well as external scenarios such as a market risk event, Emerging Markets crises, systemic shock and prolonged global recession. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.
Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2004. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be immediate and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap	[1]	Liquidity impact	Gap closure	[2]
	(in € bn.	)		(in € bn.	)

Market risk	9.1		Gradually increasing	96.0

Emerging markets	13.5		Gradually increasing	98.8

Prolonged global recession	19.2		Gradually increasing	101.6

Systemic shock	13.8		Immediate, duration 2 weeks	101.5

DB downgrade to A1/P1 (short term) and A1/A+ (long term)	11.2		Gradually increasing	96.0

Operational risk	10.2		Immediate, duration 2 weeks	96.0

Merger & Acquisition	35.8		Gradually increasing, pay-out in week 6	96.0

DB downgrade to A2/P2 (short term) and A3/A- (long term)	52.3		Gradually increasing	103.1

[1]	Funding gap after assumed partially impaired rollover of liabilities.

[2]	Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors, rating agencies, and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. For a further description of these regulations, see “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Principal Laws and Regulators – Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.

Operational Risk

The Basel Committee on Banking Supervision in 2004 published the final version of the new capital adequacy framework which is broadly known as “Basel II” and the EU Commission published the draft of its equivalent Capital Adequacy Directive which is currently going through EU parliamentary procedures. Discussions between the banking industry and the regulators are continuing with regard to specific issues as well as interpretation of both the new accord and directive. On the basis of this regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Organizational Set-up
Operational Risk Management is an independent risk management function within Deutsche Bank. The Chief Risk Officer for Credit and Operational Risk with Group-wide responsibility reports directly to the Group Chief Risk Officer. The Global Head of Operational Risk Management reports to the Chief Risk Officer for Credit and Operational Risk and both are represented on the Group Risk Committee. The Operational Risk Management Committee is a permanent sub-committee of the Group Risk Committee and is composed of the Operational Risk Management team. It is our main decision making committee for all operational risk management matters and approves group standards for identification, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure a close monitoring and high awareness for operational risk. Operational Risk Management is structured into regional and functional teams: the regional teams ensure consistent implementation of the overall operational risk management framework and pro-active management of operational risks and the functional teams focus on the development and implementation of the operational risk management toolset and reporting, monitoring regulatory requirements, value-added analysis and the setting of loss thresholds.

Managing Our Operational Risk
It is our objective to pro-actively manage operational risks on a Group-wide basis. For this reason we have implemented a Group-wide consistent operational risk framework that enables us to determine our operational risk profile and to define risk mitigating measures and priorities.

In order to efficiently manage the operational risk we have developed and implemented four different infrastructure elements:
–	We perform bottom-up operational risk ‘‘self-assessments’’ using the db-SAT tool. This results in a specific operational risk profile for the business lines clearly highlighting the areas with high risk potential.
–	We collect losses arising from operational risk events in our db-Incident Reporting System database.
–	We capture and monitor qualitative operational risk indicators in our tool db-Score returning early warning signals.
–	We capture action points resulting from risk assessments or db-Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an ongoing basis.
The calculation of economic capital for operational risk for December 31, 2004 is based on a statistical model using internal and external loss data with certain top-down adjustments. In 2005, we plan to further develop our economic capital calculation for operational risk and implement a process compatible with the advanced measurement approach under “Basel II”.
Based on the organizational set-up, the systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g. Compliance, Business Continuity Management) we seek to optimize operational risk. Future operational risks – identified through forward looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows the overall risk position of the Group at year-end 2004 and 2003 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2004	Dec 31, 2003

Credit risk	5,971	7,363

Market risk	5,476	5,912
Trading market risk	1,581	972
Nontrading market risk	3,895	4,940

Diversification benefit across credit and market risk	(870)	(1,152)

Sub-total credit and market risk	10,577	12,123

Business risk	381	1,117

Operational risk	2,243	2,282

Total economic capital usage	13,201	15,522

To determine our overall (nonregulatory) risk position, we generally add the individual economic capital estimates for the various types of risk. When aggregating credit and market risk, however, we consider the diversification benefit across these risk types, which we estimate as € 870 million as of December 31, 2004 and € 1.2 billion as of December 31, 2003. The diversification benefit across all risk types has not yet been calculated.

On December 31, 2004 our economic capital usage totaled € 13.2 billion, which is € 2.3 billion or 15% below the € 15.5 billion economic capital usage as of December 31, 2003.
The reduction in credit risk economic capital primarily reflects the overall reduction in our lending-related credit exposures as well as the improved credit quality of our loan book. The reduction in total market risk economic capital is mainly caused by the decrease in nontrading market risk from alternative assets as well as lower risk from industrial holdings, which was partially offset by the increase in trading market risk economic capital. However, a substantial part of the increase in trading market risk economic capital is related to our refined stress testing parameterization introduced in 2004. Applying the previously implemented parameters to year-end 2004 data on a pro forma basis leads to a year-on-year increase in trading market risk economic capital of € 0.2 billion compared to the € 0.6 billion increase shown in the table. The reduction in business risk economic capital reflects an improved market outlook and our increasing ability to adjust costs in a market downturn.
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

Not applicable.

Item 15: Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004.

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
Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective as of December 31, 2004.
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Our Supervisory Board has determined that the following members of its Audit Committee are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. rer.oec. Karl-Hermann Baumann, Dr. Rolf-E. Breuer and Dr. Karl-Gerhard Eick. For a description of the experience of such persons, please see “Item 6: Directors, Senior Management and Employees – Supervisory Board.”

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

Item 16C: Principal Accountant Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board’s recommendation on the selection of the principal accountants. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2003 and 2004 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2003 and 2004 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2004	2003

Audit Fees	40	32

Audit-Related Fees	6	12

Tax Fees	15	8

All Other Fees	–	1

Total Fees	61	53

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
Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2003 and 2004, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Item 16E: Purchases of Equity Securities by the
Issuer and Affiliated Purchasers

In 2004, we repurchased an aggregate of 67,238,436 of our ordinary shares pursuant to two publicly announced share buy-back programs. The first program was announced on September 4, 2003 and was completed by June 28, 2004. Pursuant to this program, a total of 58,185,424 shares were repurchased (17,098,988 in 2003 and 41,086,436 in 2004) at an average price of € 64.67, for a total aggregate consideration of € 3.76 billion. Of these shares, 38,000,000 were cancelled in 2004 and the bulk of the remainder was used in connection with our share-based employee compensation plans. The second program, pursuant to which up to 45,513,988 shares may be repurchased through November 30, 2005, was announced on June 30, 2004. As of December 31, 2004, we had purchased a total of 26,152,000 shares pursuant to this program at an average price of € 59.02, for a total consideration of € 1.54 billion. This program is still in progress.

In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2003 and 2004 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through November 30, 2005, provided that the net number of shares we have acquired for this purpose and held at the close of any trading day may not exceed 5% of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5% of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares. See Notes [18] and [31] of our consolidated financial statements.
The following table sets forth, for each month in 2004 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2004

	Total number of	Total number of	Net number of	Average price	Number of shares	Maximum number
	shares purchased	shares sold	shares purchased	paid per share	purchased as part	of shares that
			or (sold)	(in €)	of publicly	may yet be
					announced plans	purchased under
Month					or programs	plans or programs

January	18,929,272	16,197,163	2,732,109	64.21	2,792,000	38,294,436

February	55,663,161	69,693,278	(14,030,117)	66.44	4,840,000	33,454,436

March	40,329,202	36,134,581	4,194,621	70.38	4,349,000	29,105,436

April	45,784,289	35,801,565	9,982,724	70.60	10,202,000	18,903,436

May	73,020,635	62,394,548	10,626,087	66.34	10,032,000	8,871,436

June	90,343,021	120,641,069	(30,298,048)	65.58	8,871,436	45,513,988

July	51,582,318	53,112,258	(1,529,940)	61.66	5,082,000	40,431,988

August	64,180,555	49,435,054	14,745,501	55.64	7,314,000	33,117,988

September	22,567,123	19,523,428	3,043,695	58.65	3,691,000	29,426,988

October	21,862,259	17,230,931	4,631,328	59.62	4,226,000	25,200,988

November	25,856,303	22,001,682	3,854,621	63.15	3,768,000	21,432,988

December	26,265,692	24,410,783	1,854,909	64.96	2,071,000	19,361,988

Total 2004	536,383,830	526,576,340	9,807,490	64,27	67,238,436	19,361,988

At December 31, 2003, our issued share capital consisted of 581,854,246 ordinary shares, of which 565,077,163 were outstanding and 16,777,083 were held by us in treasury. At December 31, 2004, our issued share capital consisted of 543,854,246 ordinary shares, of which 517,269,673 were outstanding and 26,584,573 were held by us in treasury. The reduction in our issued shares was the result of the cancellation of 38,000,000 shares, as described above. The reduction in our outstanding shares was the result of such cancellation and net purchases pursuant to our share buy-back programs and securities trading authority of 9,807,490 shares.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

See our consolidated financial statements beginning on page F-3, which we incorporate by reference into this document.

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description of Exhibit

1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as part of our report on Form 6-K, dated August 10, 2004, which is incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	English Translation of Form of Service Agreement of Members of the Board of Managing Directors of Deutsche Bank AG

4.2	Individual Terms of Service Agreements of Members of the Board of Managing Directors of Deutsche Bank AG

4.3	Global Partnership Plan – Equity Units Plan Rules

4.4	Global Partnership Plan – Performance Options and Partnership Appreciation Rights Plan Rules

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers

15.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 24, 2005

Deutsche Bank Aktiengesellschaft
/s/ DR. JOSEF ACKERMANN
Dr. Josef Ackermann
Spokesman of the Board of Managing Directors

/s/ DR. CLEMENS BÖRSIG
Dr. Clemens Börsig
Member of the Board of Managing Directors Chief Financial Officer

Deutsche Bank Aktiengesellschaft

Report of Independent Registered Public Accounting Firm

The Supervisory Board of
Deutsche Bank Aktiengesellschaft

We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.
As discussed in Note [2] to the consolidated financial statements, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” during 2003 and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany)
March 16, 2005

Consolidated Statement of Income

in € m., except per share data	2004	2003	2002

Net interest revenues:

Interest revenues	28,023	27,583	35,781

Interest expense	22,841	21,736	28,595

Net interest revenues	5,182	5,847	7,186

Provision for loan losses	372	1,113	2,091

Net interest revenues after provision for loan losses	4,810	4,734	5,095

Noninterest revenues:

Commissions and fees from fiduciary activities	3,211	3,273	3,926

Commissions, broker’s fees, markups on securities underwriting and other securities activities	3,711	3,564	4,319

Fees for other customer services	2,584	2,495	2,589

Insurance premiums	123	112	744

Trading revenues, net	6,186	5,611	4,024

Net gains on securities available for sale	235	20	3,523

Net income (loss) from equity method investments	388	(422)	(887)

Other revenues	298	768	1,123

Total noninterest revenues	16,736	15,421	19,361

Noninterest expenses:

Compensation and benefits	10,222	10,495	11,358

Net occupancy expense of premises	1,258	1,251	1,291

Furniture and equipment	178	193	230

IT costs	1,726	1,913	2,188

Agency and other professional service fees	824	836	1,001

Communication and data services	599	626	792

Policyholder benefits and claims	260	110	759

Other expenses	2,031	1,890	2,643

Goodwill impairment/impairment of intangibles	19	114	62

Restructuring activities	400	(29)	583

Total noninterest expenses	17,517	17,399	20,907

Income before income tax expense and cumulative effect of accounting changes	4,029	2,756	3,549

Income tax expense	1,437	1,327	372

Reversal of 1999/2000 credits for tax rate changes	120	215	2,817

Income before cumulative effect of accounting changes, net of tax	2,472	1,214	360

Cumulative effect of accounting changes, net of tax	–	151	37

Net income	2,472	1,365	397

Earnings per common share (in €)
Basic
Income before cumulative effect of accounting changes, net of tax	5.02	2.17	0.58
Cumulative effect of accounting changes, net of tax	–	0.27	0.06
Net income	5.02	2.44	0.64
Diluted
Income before cumulative effect of accounting changes, net of tax	4.53	2.06	0.57
Cumulative effect of accounting changes, net of tax	–	0.25	0.06
Net income	4.53	2.31	0.63

Cash dividends declared per common share	1.50	1.30	1.30

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2004	2003	2002

Net income	2,472	1,365	397

Other comprehensive income (loss):

Reversal of 1999/2000 credits for tax rate changes	120	215	2,817

Unrealized gains (losses) on securities available for sale:
Unrealized net gains (losses) arising during the year, net of tax and other[1]	12	1,619	(5,596)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(189)	162	(3,527)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	40	(4)	2

Minimum pension liability, net of tax[4]	(1)	8	(8)

Foreign currency translation:
Unrealized net losses arising during the year, net of tax[5]	(719)	(936)	(1,602)
Net reclassification adjustment for realized net gains, net of tax[6]	–	(54)	–

Total other comprehensive income (loss)	(737)	1,010	(7,914)

Comprehensive income (loss)	1,735	2,375	(7,517)

[1]	Amounts are net of income tax expense (benefit) of € 131 million, € 38 million and € (69) million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 19 million, € 4 million and € (230) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[2]	Amounts are net of applicable income tax expense of € 40 million, € 41 million and € 15 million for the years ended December 31, 2004, 2003 and 2002, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 6 million, € (10) million and € 110 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[3]	Amount is net of an income tax expense of € 7 million for the year ended December 31, 2004, an income tax benefit for the year ended December 31, 2003, and an income tax expense for the year ended December 31, 2002.

[4]	Amount is net of income tax expense (benefit) of € (1) million, € 3 million and € (3) million for the years ended December 31, 2004, 2003 and 2002, respectively.

[5]	Amounts are net of an income tax expense of € 53 million, € 70 million and € 26 million for the years ended December 31, 2004, 2003 and 2002, respectively.

[6]	Amount is net of an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	Dec 31, 2004	Dec 31, 2003

Assets

Cash and due from banks	7,579	6,636

Interest-earning deposits with banks	18,089	14,649

Central bank funds sold and securities purchased under resale agreements	123,921	112,419

Securities borrowed	65,630	72,796

Trading assets
of which € 104 billion and € 107 billion were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	373,147	345,371

Securities available for sale
of which € 18 million and € 404 million were pledged to creditors and can be sold or repledged at December 31, 2004 and 2003, respectively	20,335	24,631

Other investments	7,936	8,570

Loans, net	136,344	144,946

Premises and equipment, net	5,225	5,786

Goodwill	6,378	6,735

Other intangible assets, net	1,069	1,122

Other assets related to insurance business	6,733	8,249

Other assets	67,682	51,704

Total assets	840,068	803,614

Liabilities

Deposits	329,469	306,154

Trading liabilities	169,606	153,234

Central bank funds purchased and securities sold under repurchase agreements	105,292	102,433

Securities loaned	12,881	14,817

Other short-term borrowings	20,118	22,290

Insurance policy claims and reserves	7,935	9,071

Other liabilities	58,935	67,623

Long-term debt	106,870	97,480

Obligation to purchase common shares	3,058	2,310

Total liabilities	814,164	775,412

Commitments and contingent liabilities (Notes [11], [31], [35])

Shareholders’ equity

Common shares, no par value, nominal value of € 2.56
Issued: 2004, 543.9 million shares; 2003, 581.9 million shares	1,392	1,490

Additional paid-in capital	11,147	11,147

Retained earnings	19,814	20,486

Common shares in treasury, at cost:
2004, 26.6 million shares; 2003, 16.8 million shares	(1,573)	(971)

Equity classified as obligation to purchase common shares	(3,058)	(2,310)

Share awards	1,513	954

Accumulated other comprehensive income (loss)
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,708)	(2,828)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,760	1,937
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	37	(3)
Minimum pension liability, net of tax	(1)	–
Foreign currency translation, net of tax	(2,419)	(1,700)
Total accumulated other comprehensive loss	(3,331)	(2,594)

Total shareholders’ equity	25,904	28,202

Total liabilities and shareholders’ equity	840,068	803,614

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

in € m.	2004	2003	2002

Common shares
Balance, beginning of year	1,490	1,592	1,591
Common shares distributed under employee benefit plans	–	–	1
Retirement of common shares	(98)	(102)	–
Balance, end of year	1,392	1,490	1,592

Additional paid-in capital
Balance, beginning of year	11,147	11,199	11,253
Common shares distributed under employee benefit plans	–	–	21
Net losses on treasury shares sold	–	(36)	(129)
Other	–	(16)	54
Balance, end of year	11,147	11,147	11,199

Retained earnings
Balance, beginning of year	20,486	22,087	22,619
Net income	2,472	1,365	397
Cash dividends declared and paid	(828)	(756)	(800)
Dividend related to equity classified as obligation to purchase common shares	96	–	–
Net gains (losses) on treasury shares sold	66	(386)	–
Retirement of common shares	(2,472)	(1,801)	–
Other	(6)	(23)	(129)
Balance, end of year	19,814	20,486	22,087

Common shares in treasury, at cost
Balance, beginning of year	(971)	(1,960)	(479)
Purchases of shares	(34,471)	(25,464)	(30,755)
Sale of shares	30,798	23,903	28,441
Retirement of shares	2,570	1,903	–
Treasury shares distributed under employee benefit plans	501	647	833
Balance, end of year	(1,573)	(971)	(1,960)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(2,310)	(278)	–
Additions	(1,241)	(2,911)	(330)
Deductions	493	879	52
Balance, end of year	(3,058)	(2,310)	(278)

Share awards – common shares issuable
Balance, beginning of year	2,196	1,955	1,666
Deferred share awards granted, net	1,270	888	1,098
Deferred shares distributed	(501)	(647)	(809)
Balance, end of year	2,965	2,196	1,955

Share awards – deferred compensation
Balance, beginning of year	(1,242)	(1,000)	(767)
Deferred share awards granted, net	(1,270)	(888)	(1,098)
Amortization of deferred compensation, net	1,060	646	865
Balance, end of year	(1,452)	(1,242)	(1,000)

Accumulated other comprehensive income (loss)
Balance, beginning of year	(2,594)	(3,604)	4,310
Reversal of 1999/2000 credits for tax rate changes	120	215	2,817
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(177)	1,781	(9,123)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	40	(4)	2
Change in minimum pension liability, net of tax	(1)	8	(8)
Foreign currency translation, net of tax	(719)	(990)	(1,602)
Balance, end of year	(3,331)	(2,594)	(3,604)

Total shareholders’ equity, end of year	25,904	28,202	29,991

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2004	2003	2002

Cash flows from operating activities:

Net income	2,472	1,365	397

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	372	1,113	2,091
Restructuring activities	400	(29)	583
Gain on sale of securities available for sale, other investments, loans and other	(476)	(201)	(4,928)
Deferred income taxes, net	838	269	2,480
Impairment, depreciation and other amortization and accretion	1,776	3,072	2,845
Cumulative effect of accounting changes, net of tax	–	(151)	(37)
Share of net loss (income) from equity method investments	(282)	(42)	753

Net change in:
Trading assets	(42,461)	(37,624)	(4,071)
Other assets	(15,566)	(7,452)	8,627
Trading liabilities	16,380	22,719	11,412
Other liabilities	5,914	8,095	(20,639)
Other, net	682	47	(296)

Net cash used in operating activities	(29,951)	(8,819)	(783)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(4,573)	11,305	7,800
Central bank funds sold and securities purchased under resale agreements	(11,679)	5,378	(14,004)
Securities borrowed	7,166	(35,226)	2,749
Loans	2,908	22,610	16,395

Proceeds from:
Sale of securities available for sale	21,145	13,620	25,835
Maturities of securities available for sale	3,560	7,511	7,731
Sale of other investments	2,081	2,068	5,089
Sale of loans	10,463	6,882	2,747
Sale of premises and equipment	451	2,628	717

Purchase of:
Securities available for sale	(25,201)	(19,942)	(22,464)
Other investments	(1,200)	(2,141)	(4,474)
Loans	(4,950)	(9,030)	(2,364)
Premises and equipment	(792)	(991)	(1,696)

Net cash received (paid) for business combinations/divestitures	(223)	2,469	(1,110)

Other, net	116	327	687

Net cash (used in) provided by investing activities	(728)	7,468	23,638

Cash flows from financing activities:

Net change in:
Deposits	23,347	(21,423)	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	923	17,751	7,603
Other short-term borrowings	3,399	(4,303)	274

Issuances of long-term debt and trust preferred securities	34,463	43,191	40,245

Repayments and extinguishments of long-term debt and trust preferred securities	(25,773)	(32,366)	(27,201)

Issuances of common shares	–	–	73

Purchases of treasury shares	(34,471)	(25,464)	(30,755)

Sale of treasury shares	30,850	23,389	28,665

Cash dividends paid	(828)	(756)	(800)

Other, net	12	(37)	(455)

Net cash provided by (used in) financing activities	31,922	(18)	(23,629)

Net effect of exchange rate changes on cash and due from banks	(300)	(974)	(635)

Net increase (decrease) in cash and due from banks	943	(2,343)	(1,409)
Cash and due from banks, beginning of the year	6,636	8,979	10,388
Cash and due from banks, end of the year	7,579	6,636	8,979

Interest paid	22,411	22,612	31,349
Income taxes paid, net	199	911	408
Noncash investing activities:
Transfer from available for sale securities to trading assets	–	–	–
Transfer from trading assets to available for sale securities	–	–	–

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note [28].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. Certain prior period amounts have been reclassified to conform to the current presentation.
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

Revenue Recognition

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:
Net interest revenues – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the “Loans” section of this footnote for more specific information regarding interest from loans.

Valuation of assets and liabilities – Certain assets and liabilities are required to be revalued each period end and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes, certain derivatives held for nontrading purposes, loans held for sale, and investments accounted for under the equity method. In addition, assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the “Trading Assets and Liabilities, and Securities Available for Sale”, “Derivatives”, “Other Investments”, “Allowances for Credit Losses”, “Loans Held for Sale”, and “Impairment” sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

Fees and commissions – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectibility is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.
Sales of assets – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of nonfinancial assets such as real estate, subsidiaries and other assets.
To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.
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
Multiple-deliverable arrangements – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items.
If it is determined that separation is appropriate, the consideration received is allocated based on the relative fair value of each item, unless there is no objective and reliable evidence of the fair value of the delivered item or an individual item is required to be recognized at fair value according to other U.S. GAAP requirements, in which case the residual method is used.

Foreign Currency Translation

Assets and liabilities denominated in currencies other than an entity’s functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.
Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders’ equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recognized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

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
Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in net interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.
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
The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. At the inception of a derivative transaction, trading profit is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other observable data used in the valuation technique. When the fair value of a derivative is not based upon observable market data, the Group defers any trade date profit or loss. This deferral is recognized when the transaction becomes observable, the Group enters into an offsetting transaction that substantially eliminates the derivative’s risk, or using a rational method such as over the life of the transaction.
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
If a hedge of changes in fair value is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments or whenever the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

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
Hedging derivatives are reported as other assets and other liabilities and any derivative dedesignated as a hedging derivative is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative’s carrying amount and the cash paid or received is recognized as other revenues.

Other Investments

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.
The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of limited partnership interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions.
Under equity method accounting, the pro-rata share of the investee’s income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group’s carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. The difference between the Group’s cost and its proportional underlying equity in net assets of the investee at the date of investment (“equity method goodwill”) is subject to impairment reviews in conjunction with the reviews of the overall investment.
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

Loans

Loans are presented on the balance sheet at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, deferred fees and costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.
Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management’s judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

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
To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, such as past due status and collateral recovery values, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.
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
The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situa-

tion prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The other inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.
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
To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method.

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

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software are ready for use, is expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Mortgage and other loan servicing rights are carried at the lower of cost or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

Obligation to Purchase Common Shares

Forward purchases of equity shares of a consolidated Group company are reported as obligation to purchase common shares if the number of shares is fixed and physical settlement is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.
The liability is accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.
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
Goodwill and other intangible assets which are not amortized are tested for impairment at least annually and an impairment charge is recorded to the extent the fair market value of the asset is less than its carrying amount.

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

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions’ tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.
Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

Effective as of January 1, 2003, the Group adopted the fair-value-based method prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the share-based award. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.
The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards.

in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Net income, as reported	2,472	1,365	397

Add: Share-based compensation expense included in reported net income, net of related tax effects	696	433	228

Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(698)	(346)	(478)

Pro forma net income	2,470	1,452	147

in €

Earnings per share:
Basic – as reported	5.02	2.44	0.64
Basic – pro forma	5.02	2.60	0.24
Diluted – as reported	4.53	2.31	0.63
Diluted – pro forma	4.53	2.46	0.23

The Group records its obligations under outstanding deferred share awards and stock option awards in shareholders’ equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders’ equity. These items are classified in shareholders’ equity based on the Group’s intent to settle these awards with its common shares. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

See Note [20] for additional information on specific award provisions and the fair values and significant assumptions used to estimate the fair values of options.

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

[2] Cumulative Effect of Accounting Changes

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
SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. The Group recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders’ equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during 2003 reduced the obligation to purchase common shares to € 2.3 billion at December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders’ equity.
The accounting for physically settled forward contracts reduces shareholders’ equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003, related to the forward purchase contracts described above was 23 million shares.

FIN 46 and FIN 46(R) (Revised December 2003)

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
The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003, the FASB deferred the effective date so that, for the Group, application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. At July 1, 2003, the Group elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, which it believed might not require consolidation at December 31, 2003. The Group applied FIN 46 to substantially all other variable inter-

est entities as of July 1, 2003. Consequently, the Group recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, the Group fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.
Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. In the latter half of 2003, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.
The beneficial interests of the investors in the guaranteed value mutual funds were reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consisted primarily of trading assets in the amount of € 13 billion at December 31, 2003. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consisted of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors was recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million for the six months ended December 31, 2003.
Certain entities were deconsolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.
Effective March 31, 2004, the Group adopted the revised version of FIN 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46(R)”). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of certain guaranteed value mutual funds. The adoption did not result in a cumulative effect of a change in accounting principle, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

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

[3] Acquisitions and Dispositions

For the years ended December 31, 2004, 2003 and 2002, the Group recorded net gains on dispositions (excluding results from businesses/subsidiaries held for sale) of € 95 million, € 513 million and € 755 million, respectively. The acquisitions and disposals that occurred in 2004 and 2003 had no significant impact on the Group’s total assets.

For a discussion of the Group’s most significant acquisitions and dispositions for the years ended December 31, 2004 and 2003 see Note [28] Business Segments and Related Information.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003

Trading assets:

Bonds and other fixed-income securities	224,536	204,324

Equity shares and other variable-yield securities	73,176	66,306

Positive market values from derivative financial instruments[1]	67,173	65,460

Other trading assets	8,262	9,281

Total trading assets	373,147	345,371

Trading liabilities:

Bonds and other fixed-income securities	77,080	66,685

Equity shares and other variable-yield securities	20,567	25,382

Negative market values from derivative financial instruments[1]	71,959	61,167

Total trading liabilities	169,606	153,234

[1]	Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale follow:

	Dec 31, 2004
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses

Debt securities:
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769

Total debt securities	13,696	286	(127)	13,537

Equity securities:
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51

Total equity securities	6,639	1,631	(7)	5,015

Total securities available for sale	20,335	1,917	(134)	18,552

	Dec 31, 2003
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses

Debt securities:
German government	2,802	52	(23)	2,773
U.S. Treasury and U.S. government agencies	150	–	(1)	151
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	–	–	1,679
Mortgage backed securities, including obligations of U.S. federal agencies	2,708	1	–	2,707
Other debt securities	532	–	–	532

Total debt securities	16,813	252	(174)	16,735

Equity securities:
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	–	–	1

Total equity securities	7,818	1,897	(18)	5,939

Total securities available for sale	24,631	2,149	(192)	22,674

	Dec 31, 2002
	Fair value	Gross unrealized holding		Amortized cost
1n € m.		gains	losses

Debt securities:
German government	396	20	–	376
U.S. Treasury and U.S. government agencies	168	–	–	168
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	2,893	39	(18)	2,872
Corporates	6,400	231	(47)	6,216
Other asset-backed securities	2,977	–	–	2,977
Mortgage backed securities, including obligations of U.S. federal agencies	164	1	–	163
Other debt securities	652	1	(3)	654

Total debt securities	13,652	292	(68)	13,428

Equity securities:
Equity shares	6,441	757	(596)	6,280
Investment certificates and mutual funds	1,499	10	(55)	1,544
Other equity securities	27	16	–	11

Total equity securities	7,967	783	(651)	7,835

Total securities available for sale	21,619	1,075	(719)	21,263

At December 31, 2004, equity shares issued by DaimlerChrysler AG with a fair value of € 3.7 billion were the only securities of an individual issuer that exceeded 10% of the Group’s total shareholders’ equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

in € m.	2004	2003	2002

Debt securities – gross realized gains	58	106	149

Debt securities – gross realized losses[1]	(61)	(35)	(235)

Equity securities – gross realized gains	244	488	4,094

Equity securities – gross realized losses[2]	(6)	(539)	(485)

Total net gains on securities available for sale	235	20	3,523

[1]	Includes € 20 million, € 7 million and € 156 million of write-downs for other-than-temporary impairment for the years ended December 31, 2004, 2003 and 2002, respectively.

[2]	Includes € 2 million, € 479 million and € 152 million of write-downs for other-than-temporary impairment for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s securities available for sale at December 31, 2004:

	Up to one year		More than one year		More than five years		More than ten years		Total
			and up to five years		and up to ten years
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

German government	22	2.45%	219	2.77%	388	3.46%	2,499	4.17%	3,128	3.98%

U.S. Treasury and U.S. government agencies	1,417	1.49%	23	0.17%	–	–	20	1.91%	1,460	1.48%

U.S. local (municipal) governments	1	1.41%	–	–	–	–	–	–	1	1.41%

Other foreign governments	1,206	5.62%	642	5.12%	414	3.80%	1,035	4.25%	3,297	4.85%

Corporates	512	2.95%	1,334	3.66%	942	3.45%	2,205	5.46%	4,993	4.32%

Other asset-backed securities	–	–	6	5.36%	–	–	–	–	6	5.36%

Mortgage-backed securities, principally obligations of U.S. federal agencies	7	1.49%	–	–	–	–	34	5.21%	41	4.61%

Other debt securities	2	3.00%	752	2.84%	12	5.37%	4	3.31%	770	2.88%

Total fair value	3,167	3.30%	2,976	3.67%	1,756	3.55%	5,797	4.65%	13,696	3.99%

Total amortized cost	3,161		2,933		1,696		5,747		13,537

The following tables show the Group’s gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2003, respectively:

December 31, 2004	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:

German government	–	–	1,798	(16)	1,798	(16)

U.S. Treasury and U.S. government agencies	83	(1)	–	(1)	83	(2)

Other foreign governments	625	(1)	846	(99)	1,471	(100)

Corporates	292	(3)	32	(6)	324	(9)

Total debt securities	1,000	(5)	2,676	(122)	3,676	(127)

Equity securities:

Equity shares	14	(1)	–	–	14	(1)

Investment certificates and mutual funds	26	(2)	45	(4)	71	(6)

Total equity securities	40	(3)	45	(4)	85	(7)

Total temporarily impaired securities	1,040	(8)	2,721	(126)	3,761	(134)

December 31, 2003	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:

German government	2,802	(23)	–	–	2,802	(23)

U.S. Treasury and U.S. government agencies	18	(1)	–	–	18	(1)

Other foreign governments	2,191	(105)	–	–	2,191	(105)

Corporates	1,614	(19)	715	(26)	2,329	(45)

Total debt securities	6,625	(148)	715	(26)	7,340	(174)

Equity securities:

Equity shares	9	(4)	96	(4)	105	(8)

Investment certificates and mutual funds	66	(1)	71	(9)	137	(10)

Total equity securities	75	(5)	167	(13)	242	(18)

Total temporarily impaired securities	6,700	(153)	882	(39)	7,582	(192)

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

[6] Other Investments

The following table summarizes the composition of other investments:

in € m.	Dec 31, 2004	Dec 31, 2003

Equity method investments	5,462	6,001

Investments held by designated investment companies	213	181

Other equity interests	2,261	2,388

Total other investments	7,936	8,570

Equity Method Investments

The Group’s pro-rata share of the investees’ income or loss determined on a U.S. GAAP basis were profits of € 282 million and of € 42 million for the years ended December 31, 2004 and 2003, respectively and a loss of € 753 million for the year ended December 31, 2002 . In addition, write-offs for other-than-temporary impairments of € 16 million, € 617 million and € 305 million for the years ended December 31, 2004, 2003 and 2002, respectively, were included in net income (loss) from equity method investments.
Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 3.7 billion and € 5.1 billion at December 31, 2004 and 2003, respectively. At December 31, 2004, loans totaling € 26 million to three equity method investees were on nonaccrual status. At December 31, 2003, loans totaling € 115 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. The guarantee which had an initial maximum amount of € 283 million is still in force with an unutilized amount of € 51 million as of December 31, 2004.

At December 31, 2004, the following investees were significant, representing 75% of the carrying value of equity method investments:

Significant Equity Method Investments

Investment	Ownership

Arrow Property Investments Limited, London	46.18%

Atradius N.V., Amsterdam[1]	33.89%

Blackrock US Low Duration Bond Fund, Drinagh	22.47%

Deutsche European Partners IV, London	25.01%

Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%

DWS Euro-Bonds (Long)	20.17%

EUROHYPO AG, Eschborn	37.72%

Fondo Piramide Globale, Milan	42.33%

LSV Value Equity Fund, Kansas City	25.01%

My Travel Group Plc, Manchester	23.00%

RREEF America REIT III, Inc., Chicago	10.00%

Santorini Investments Limited Partnership, Edinburgh[2]	51.00%

Silver Creek Long/Short Ltd., Georgetown	27.27%

Silver Creek Low Vol. Strategies Ltd., Georgetown	25.07%

UFG Ltd., Douglas	40.00%

[1]	Formerly, Gerling NCM Credit and Finance AG, Köln.

[2]	The Group does not have a controlling financial interest in this investee.

The following table provides a summary of the aggregated statement of income (on a U.S. GAAP basis) of the Group’s aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below), and is not indicative of the Group’s proportionate share of any respective line item.

in € m.	2004	2003	2002

Interest revenues, and commissions and fees, net	183	51	64

Trading revenues, net	92	360	(548)

Gross profits on sales and net income from insurance business	910	644	1,015

Income from other investments and gains on securities available for sale, net	52	(96)	10

Other revenues	83	78	69

Total revenues	1,320	1,037	610

Provision for loan losses	–	–	–

Compensation and benefits	26	27	25

Other expenses	1,444	2,026	1,249

Total expenses	1,470	2,053	1,274

(Loss) before income tax expense and cumulated effects of accounting changes and other	(150)	(1,016)	(664)

Income tax expense	24	17	8

Cumulated effect of accounting changes and other	(1)	–	–

Net (loss)	(175)	(1,033)	(672)

The following table provides a summary of the aggregated balance sheet (on a U.S. GAAP basis) of the Group’s aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below), and is not indicative of the Group’s proportionate share of any respective line item.

in € m.	Dec 31, 2004	Dec 31, 2003

Assets

Cash, deposits with banks and receivables	3,857	3,241

Trading assets	457	488

Securities available for sale and other investments	2,522	2,459

Loans, net	–	1

Property, plant, equipment and inventories	1,175	1,284

Goodwill and other intangible assets	322	509

Other assets	805	776

Total assets	9,138	8,758

Liabilities and equity

Notes payable to banks	750	850

Deposits received from customers	107	124

Long-term liabilities	2,082	1,742

Other liabilities and provisions	4,236	3,752

Minority interest	5	4

Capital and reserves	2,166	3,280

Accumulated other comprehensive income (loss)	(33)	39

(Loss) of the reporting period	(175)	(1,033)

Total liabilities and equity	9,138	8,758

EUROHYPO AG
The Group’s equity method investment in EUROHYPO AG is considered to be significant on an individual basis.

The following table provides a summary of EUROHYPO AG’s consolidated statement of income according to German GAAP for the years ended December 31, 2003, 2002 and 2001. Financial statements are not yet publicly available for the year ended December 31, 2004.

in € m.	2003	2002	2001

Net interest, commission and investment income	1,333	1,167	1,166

Other operating income	30	63	210

General administrative expenses	(475)	(399)	(419)

Write-downs, depreciation and value adjustments	(376)	(152)	(297)

Other income/expenses	(411)	(355)	(143)

Net income before tax	101	324	517

Income tax expense	71	30	–

Net income	30	294	517

The following table provides a summary of EUROHYPO AG’s consolidated balance sheet according to German GAAP:

in € m.	Dec 31, 2003	Dec 31, 2002

Assets

Claims on banks	22,869	21,812

Claims on customers	164,320	166,899

Bonds and other fixed-income securities	37,608	36,768

Other assets	2,423	2,988

Total assets	227,220	228,467

Liabilities and shareholders’ equity

Liabilities to banks	31,962	30,974

Liabilities to customers	39,800	41,485

Liabilities in certificate form	143,544	145,289

Provisions and other liabilities	6,165	5,953

Capital and reserves	5,749	4,766

Total liabilities and shareholders’ equity	227,220	228,467

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group’s designated investment companies are carried at fair value, and totaled € 213 million and € 181 million at December 31, 2004 and 2003, respectively.

Other Equity Interests

Other equity interests totaling € 2.3 billion and € 2.4 billion at December 31, 2004 and 2003, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 58 million, € 214 million and € 423 million for the years ended December 31, 2004, 2003 and 2002, respectively.
At December 31, 2004, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 1.5 billion. None of these investments were in an unrealized loss position at December 31, 2004. For equity securities with a carrying amount of € 1 million the fair value was not estimated according to SFAS 107. No impairment indicators were present for these investments.

[7] Loans

The following table summarizes the composition of loans:

in € m.	Dec 31, 2004	Dec 31, 2003

German:

Banks and insurance	2,047	3,861

Manufacturing	7,364	8,668

Households (excluding mortgages)	14,761	14,161

Households – mortgages	26,175	25,445

Public sector	1,474	1,388

Wholesale and retail trade	3,742	5,133

Commercial real estate activities	11,100	11,629

Lease financing	820	855

Other	11,586	12,736

Total German	79,069	83,876

Non-German:

Banks and insurance	5,740	6,660

Manufacturing	5,906	7,487

Households (excluding mortgages)	7,023	6,915

Households – mortgages	9,117	8,416

Public sector	1,804	921

Wholesale and retail trade	6,546	6,691

Commercial real estate activities	3,004	1,977

Lease financing	1,726	3,138

Other	18,830	22,327

Total Non-German	59,696	64,532

Gross loans	138,765	148,408

Less: Unearned income	76	181

Loans less unearned income	138,689	148,227

Less: Allowance for loan losses	2,345	3,281

Total loans, net	136,344	144,946

The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2004.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 2,954 million and € 3,047 million of loans to related parties (including loans to equity method investees) outstanding at December 31, 2004 and 2003, respectively.
Nonaccrual loans as of December 31, 2004 and 2003 were € 4.5 billion and € 6.0 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 247 million and € 380 million as of December 31, 2004 and 2003, respectively.
Additionally, as of December 31, 2004, the Group had € 83 million of loans held for sale that were non-performing.

Impaired Loans

This table sets forth information about the Group’s impaired loans:

in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Total impaired loans[1]	3,516	5,255	8,922

Allowance for impaired loans under SFAS 114[2]	1,654	2,471	3,144

Average balance of impaired loans during the year	4,474	6,712	9,710

Interest income recognized on impaired loans during the year	65	70	166

[1]	Included in these amounts are € 2.8 billion, € 4.1 billion and € 6.0 billion as of December 31, 2004, 2003 and 2002, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.

[2]	The allowance for impaired loans under SFAS 114 is included in the Group’s allowance for loan losses.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

The following table shows the activity in the Group’s allowance for loan losses:

in € m.	2004	2003	2002

Allowance at beginning of year	3,281	4,317	5,585

Provision for loan losses	372	1,113	2,091

Net charge-offs
Charge-offs	(1,394)	(1,894)	(2,728)
Recoveries	152	167	112

Total net charge-offs	(1,242)	(1,727)	(2,616)

Allowance related to acquisitions/divestitures	3	(105)	(421)

Foreign currency translation	(69)	(317)	(322)

Allowance at end of year	2,345	3,281	4,317

The following table shows the activity in the Group’s allowance for credit losses on lending-related commitments:

in € m.	2004	2003	2002

Allowance at beginning of year	416	485	496

Provision for credit losses	(65)	(50)	17

Allowance related to acquisitions/divestitures	–	1	(11)

Foreign currency translation	(6)	(20)	(17)

Allowance at end of year	345	416	485

[9] Asset Securitizations and Variable Interest Entities

Asset Securitizations

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met; otherwise they are accounted for as secured borrowings. Beneficial interests in the securitization vehicles, primarily in the form of debt instruments, are sold to investors and the proceeds are used to pay the Group for the assets transferred. The cash flows collected from the financial assets transferred to the securitization vehicles are then used to repay the beneficial interests. The third party investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2004, 2003 and 2002, the Group recognized € 219 million, € 146 million and € 91 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2004, 2003 and 2002:

	Residential and commercial			Commercial loans,
	mortgage loans			excluding mortgages
in € m.	2004	2003	2002	2004	2003	2002

Proceeds from new securitizations	15,822	5,414	5,843	–	–	918

Proceeds from collections reinvested in new securitization receivables	–	–	–	439	1,157	12,177

Servicing fees received	4	5	14	–	1	44

Cash flows received on retained interests	72	82	28	6	13	101

Other cash flows received from (paid to) securitization vehicles	–	–	–	–	–	(42)

Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold.

At December 31, 2004, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

	Residential and	Commercial loans,
	commercial mortgage	excluding mortgages
in € m. (except percentages)	loans

Carrying amount/fair value of retained interests	570	100

Prepayment speed (current assumed)	10.81%	1.37%
Impact on fair value of 10% adverse change	(14)	–
Impact on fair value of 20% adverse change	(26)	–

Default rate (current assumed)	2.91%	0.26%
Impact on fair value of 10% adverse change	(10)	–
Impact on fair value of 20% adverse change	(21)	–

Discount factor (current assumed)	8.37%	7.51%
Impact on fair value of 10% adverse change	(14)	(2)
Impact on fair value of 20% adverse change	(29)	(3)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2004 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2003 and 2002 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2003 and 2002, respectively. The weighted-average assumptions used at December 31, 2003 and 2002 were as follows:

	Residential and commercial		Commercial loans, excluding
	mortgage loans[1]		mortgages
in %	2003	2002	2003	2002

Prepayment speed	33.48	19.20	1.81	1.66

Default rate	3.43	1.02	0.30	0.19

Discount factor	5.89	11.25	8.35	8.19

[1]	Excluded from the weighted-average assumptions are retained interests for commercial mortgage interest-only bonds in the amount of € 67 million at December 31, 2002. These are short-duration assets valued using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2004 and 2003:

	Residential and commercial		Commercial loans, excluding
	mortgage loans		mortgages
in € m.	2004	2003	2004	2003

Total principal amount of loans	7,606	14,127	750	1,346

Principal amount of loans 90 days or more past due	128	228	15	33

Net credit losses	20	2	1	3

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

In July 2003, the Group sold U.S.- and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a € 7 million loss on the sale of assets to the securitization vehicle. During 2004 and 2003, respectively, the Group received € 1 million and € 2 million of cash flows from retained interests.
The valuation of the Group’s retained interests at December 31, 2004 and December 31, 2003 were based on the fair values of the underlying investments in the securitization vehicle. These fair values were determined by the servicer of the securitization vehicle. The servicer is a Group-related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2004 and 2003, respectively, the Group’s retained interests were valued at € 302 million and € 303 million.
The private equity investments held by the securitization vehicles are subject to € 49 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments.
To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 168 million of servicing, administration, and interest expenses and € 8 million to meet any funding commitments.

Variable Interest Entities

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.
The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2004 and December 31, 2003:

	Commercial paper programs		Guaranteed value mutual		Asset securitization
			funds
in € m.	2004	2003	2004	2003	2004	2003

Assets

Interest-earning deposits with banks	238	189	96	1,176	404	404

Trading assets	–	1,739	491	13,988	9,424	7,279

Securities	–	4,298	–	–	–	360

Loans, net	1,060	4,409	–	–	–	4

Other	–	30	35	230	3	4

Total	1,298	10,665	622	15,394	9,831	8,051

	Structured finance and other		Commercial real estate leasing
			vehicles and closed-end funds
in € m.	2004	2003	2004	2003

Assets

Interest-earning deposits with banks	546	110	57	46

Trading assets	1,476	1,096	–	–

Securities	39	–	–	–

Loans, net	6,689	380	255	310

Other	5,495	215	736	552

Total	14,245	1,801	1,048	908

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The Group’s liabilities to pay under these guarantees were not significant as of December 31, 2004 and 2003. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issues collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default. In 2004, conduits with total assets of € 5.8 billion were restructured and accordingly deconsolidated.
For asset securitization, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of our clients. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.

As of December 31, 2004 and December 31, 2003 the total assets and the Group’s maximum exposure to loss as a result of its involvement with variable interest entities where the Group holds a significant variable interest, but does not consolidate, are as follows:

	Aggregated total assets		Maximum exposure to loss
in € m.	2004	2003	2004	2003

Commercial paper programs	17,296	15,008	20,305	16,170

Commercial real estate leasing vehicles and closed-end funds	1,599	1,622	95	336

Structured finance and other	3,212	1,248	579	116

Guaranteed value mutual funds	5,856	–	5,856	–

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs that it has a significant interest in. The Group’s maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and closed-end funds, the Group’s maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group’s maximum exposure to loss results primarily from the risk associated with the Group’s purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group’s assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group’s assets are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003

Trading assets	25,568	16,830

Securities available for sale	8	742

Loans	10,433	11,086

Premises and equipment	636	625

Total	36,645	29,283

At December 31, 2004 and 2003, the Group has received collateral with a fair value of € 298 billion and € 223 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2004 and 2003, € 124 billion and € 115 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows:

in € m.	Dec 31, 2004	Dec 31, 2003

Land	1,036	1,014

Buildings	3,576	4,058

Leasehold improvements	1,211	1,214

Furniture and equipment	2,344	2,495

Purchased software	347	440

Self-developed software	331	322

Construction-in-progress	144	151

Total	8,989	9,694

Less: Accumulated depreciation	3,764	3,908

Premises and equipment, net[1]	5,225	5,786

[1]	Amounts at December 31, 2004 and 2003 included € 1.8 billion and € 1.9 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group’s capital leases at December 31, 2004, were as follows:

in € m.

2005	73

2006	109

2007	257

2008	45

2009	47

2010 and later	506

Total future minimum lease payments	1,037

Less: Amount representing interest	658

Present value of minimum lease payments	379

At December 31, 2004, the total minimum sublease rentals to be received in the future under subleases are € 484 million. Contingent rental income incurred during the year ended December 31, 2004, was € 2 million.

The future minimum lease payments, excluding executory costs, required under the Group’s operating leases at December 31, 2004, were as follows:

in € m.

2005	533

2006	451

2007	365

2008	307

2009	262

2010 and later	1,110

Total future minimum lease payments	3,028

Less: Minimum sublease rentals	682

Net minimum lease payments	2,346

The following shows the net rental expense for all operating leases:

in € m.	2004	2003	2002

Gross rental expense	857	760	869

Less: Sublease rental income	116	61	97

Net rental expense	741	699	772

[12] Goodwill and Other Intangible Assets, Net

Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002. There was no goodwill impairment in 2004, 2003 and 2002 resulting from the annual impairment review.

In 2004, an impairment loss of € 19 million relating to investment management agreements was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on a discounted cash flow model and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.
In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Group’s Asset and Wealth Management Corporate Division. The fair value of the business remaining in the Private Equity reporting unit was calculated using the discounted cash flow model.
A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment loss of the goodwill related to the remaining reporting unit.

Other Intangible Assets

An analysis of acquired other intangible assets follows:

	Dec 31, 2004			Dec 31, 2003
	Gross	Accumulated	Net	Gross	Accumulated	Net
	carrying	amortization	carrying	carrying	amortization	carrying
in € m.	amount		amount	amount		amount

Amortized intangible assets:

Customer contracts	59	11	48	75	19	56

Investment management agreements	41	19	22	62	14	48

Mortgage servicing rights	68	3	65	–	–	–

Other customer-related	79	21	58	48	15	33

Other	17	9	8	29	9	20

Total amortized intangible assets	264	63	201	214	57	157

Unamortized intangible assets:

Retail investment management agreements and other			848			925

Loan servicing rights			20			40

Total other intangible assets			1,069			1,122

For the years ended December 31, 2004 and 2003, the aggregate amortization expense for other intangible assets was € 24 million and € 22 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows:

in € m.

2005	26

2006	20

2007	19

2008	18

2009	16

For the year ended December 31, 2004, the Group acquired the following other intangible assets:

		Weighted-average
in € m.	Additions in current year	amortization period

Amortized intangible assets:

Mortgage servicing rights	68	10 years

Other customer-related	19	10 years

Other	11	5 years

Total other intangible assets	98	9 years

These additions are mainly due to the acquisitions of Berkshire Mortgage Finance L.P.’s origination and servicing business as well as Dresdner Bank’s German domestic custody business, which contributed € 68 million and € 19 million respectively.

Goodwill

All goodwill has been allocated to reporting units. The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 are as follows:

	Corporate	Global	Asset and	Private &	Corporate	Total
	Banking &	Transaction	Wealth	Business	Investments
in € m.	Securities	Banking	Management	Clients

Balance as of January 1, 2003	3,731	635	3,165	246	595	8,372

Purchase accounting adjustments	–	–	14	–	–	14

Goodwill acquired during the year	2	1	112	4	–	119

Impairment losses	–	–	–	–	(114)	(114)

Goodwill related to dispositions	–	(133)	(51)	–	(382)	(566)

Effects from exchange rate fluctuations	(572)	(75)	(417)	(16)	(10)	(1,090)

Balance as of December 31, 2003	3,161	428	2,823	234	89	6,735

Purchase accounting adjustments	–	–	(20)	–	–	(20)

Transfers	6	–	(6)	–	–	–

Goodwill acquired during the year	27	36	60	4	–	127

Impairment losses	–	–	–	–	–	–

Goodwill related to dispositions	–	–	(11)	–	–	(11)

Effects from exchange rate fluctuations	(243)	(28)	(178)	(4)	–	(453)

Balance as of December 31, 2004	2,951	436	2,668	234	89	6,378

The additions to goodwill of € 127 million for the year ended December 31, 2004 are mainly due to the acquisitions of the remaining 1.5% third party holding in DWS Holding & Service GmbH, Dresdner Bank’s German domestic custody business and Berkshire Mortgage Finance L.P.’s origination and servicing business, which contributed € 57 million, € 36 million and € 26 million, respectively.

The additions to goodwill of € 119 million for the year ended December 31, 2003 are mainly due to the acquisition of Rued, Blass & Cie AG Bankgeschaeft, which contributed € 59 million.

[13] Assets Held for Sale

In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

During 2003, the Group decided to sell subsidiaries and investments in the Corporate Investments, Global Transaction Banking, Private & Business Clients and Asset and Wealth Management segments. The net assets for these subsidiaries and investments were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 32 million.
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

[14] Other Assets and Other Liabilities

The largest individual component of other assets at December 31, 2004 and December 31, 2003 was pending securities transactions past settlement date of € 8,984 million and € 11,082 million, respectively. Other assets also included loans held for sale, which were € 8,194 million and € 7,110 million at December 31, 2004 and December 31, 2003, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Among other items included in other assets were accrued interest receivable of € 3,854 million and € 3,612 million at December 31, 2004 and December 31, 2003, respectively, and due from customers on acceptances of € 74 million and € 60 million at December 31, 2004 and December 31, 2003, respectively.

Pending securities transactions past settlement date of € 9,562 million and € 10,390 million at December 31, 2004 and December 31, 2003, respectively, were also the largest individual component of other liabilities. Among other items also included in other liabilities were accrued interest payable of € 4,223 million and € 3,793 million at December 31, 2004 and December 31, 2003, respectively, and acceptances outstanding of € 74 million and € 60 million at December 31, 2004 and December 31, 2003, respectively.

[15] Deposits

The components of deposits are as follows:

in € m.	Dec 31, 2004	Dec 31, 2003

German offices:

Noninterest-bearing demand deposits	20,851	22,371

Interest-bearing deposits Demand deposits	31,252	24,787
Certificates of deposit	247	665
Savings deposits	22,572	24,147
Other time deposits	34,505	33,194
Total interest-bearing deposits	88,576	82,793

Total deposits in German offices	109,427	105,164

Non-German offices:

Noninterest-bearing demand deposits	6,423	5,797

Interest-bearing deposits Demand deposits	73,630	57,463
Certificates of deposit	19,056	20,696
Savings deposits	6,314	6,419
Other time deposits	114,619	110,615
Total interest-bearing deposits	213,619	195,193

Total deposits in non-German offices	220,042	200,990

Total deposits	329,469	306,154

Related party deposits amounted to € 1,937 million and € 1,050 million at December 31, 2004 and 2003, respectively.

[16] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include:

in € m.	Dec 31, 2004	Dec 31, 2003

Commercial paper	9,980	13,150

Other	10,138	9,140

Total	20,118	22,290

[17] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group’s long-term debt:

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31,	Dec 31,
	2005	2006	2007	2008	2009	2009	2004	2003
in € m.							total	total

Senior debt:

Bonds and notes:

Fixed rate	8,012	5,345	7,038	3,827	9,072	20,540	53,834	47,364

Floating rate	6,764	4,168	6,343	6,514	4,367	11,307	39,463	37,217

Subordinated debt:

Bonds and notes:

Fixed rate	152	928	611	288	1,457	6,069	9,505	10,379

Floating rate	104	–	348	94	183	3,339	4,068	2,520

Total	15,032	10,441	14,340	10,723	15,079	41,255	106,870	97,480

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

	Dec 31, 2004	Dec 31, 2003

Senior debt:

Bonds and notes:

Fixed rate[1]	0.00% – 50.00%	0.00% – 31.63%

Floating rate[1]	0.00% – 18.83%	0.00% – 21.11%

Subordinated debt:

Bonds and notes:

Fixed rate	0.81% – 10.50%	0.81% – 10.50%

Floating rate	0.74% – 8.00%	0.74% – 8.00%

[1]	The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2004 matures at various dates through 2044. The weighted-average interest rates on fixed rate debt at December 31, 2004 and 2003 were 5.57% and 5.23%, respectively. Floating rate debt outstanding at December 31, 2004 matures at various dates through 2050 excluding € 4.6 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2004 and 2003 were 2.84% and 2.58%, respectively. The weighted-average interest rates for total long-term debt were 4.36% and 3.97% at December 31, 2004 and 2003, respectively.

The interest rates for the floating rate debt issues are generally based on EURIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.
The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2004 and 2003 were insignificant.

[18] Obligation to Purchase Common Shares

As of December 31, 2004 and 2003, the obligation to purchase common shares amounted to € 3,058 million and € 2,310 million, respectively. The obligation represented forward purchase contracts covering approximately 56.1 million (2003: 44.3 million) Deutsche Bank common shares with a weighted-average strike price of € 54.52 (2003: € 52.18) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 0.4 million shares (2003: 3.1 million) mature in less than one year. The remaining contracts covering 55.7 million shares (2003: 41.2 million) have maturities between one and five years.

[19] Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

Other liabilities included € 93 million and € 62 million, representing the settlement amount as of December 31, 2004 and 2003, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2007 and 2103.

Included in long-term debt and short-term borrowings were € 3,545 million and € 4,164 million related to mandatorily redeemable shares at December 31, 2004 and 2003, respectively. The amount to be paid if settlement was at December 31, 2004 and 2003 was € 3,548 million and € 4,167 million, respectively. These mandatorily redeemable shares are primarily due between 2005 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 0.00% – 4.70% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted U.S. dollar swap rate.

[20] Common Shares and Share-Based Compensation Plans

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Therefore, the Group’s shares have a nominal value of € 2.56.

Common share activity was as follows:

Number of shares	2004	2003	2002

Common shares outstanding, beginning of year	565,077,163	585,446,954	614,475,625

Shares issued under employee benefit plans	–	–	285,800

Shares retired	(38,000,000)	(40,000,000)	–

Shares purchased for treasury	(536,383,830)	(464,939,509)	(474,184,113)

Shares sold or distributed from treasury	526,576,340	484,569,718	444,869,642

Common shares outstanding, end of year	517,269,673	565,077,163	585,446,954

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third buy-back program started in July 2004. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. At December 31, 2004, Deutsche Bank had authorized but unissued capital of € 584,000,000 which may be issued at various dates through April 30, 2009 as follows:

Authorized capital
excluding shareholders’
Authorized capital	pre-emptive rights	Expiration date

–	€ 30,000,000	May 31, 2005

€ 128,000,000[1]	–	April 30, 2006

€ 100,000,000	–	April 30, 2007

€ 128,000,000[1]	–	April 30, 2008

€ 198,000,000	–	April 30, 2009

[1]	Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 275,200,000. Conditional capital includes various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Board of Managing Directors to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.
At December 31, 2004, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005 under the DB Global Partnership Plan. Also, the Board of Managing Directors was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 3,585,476 option rights were granted and not exercised at December 31, 2004. For this purpose there was a conditional capital of € 10,000,000 of which € 9,178,819 was used under the DB Global Share Plan. These plans are described below.

Share-Based Compensation

Effective January 1, 2003, the Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB 25. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note [1] for a discussion on the Group’s accounting for share-based compensation.
In accordance with the requirements of SFAS 123, the pro forma disclosures relating to net income and earnings per common share as if the Group had always applied the fair-value-based method are provided in Note [1].
The Group’s share-based compensation plans currently used for granting new awards are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail in the text that follows.

Plan name	Eligibility	Vesting period*	Expense	Equity or	Performance
			treatment	Equity Units	Options/
Partnership
Appreciation
Rights

Share-based compensation plans

Restricted Equity Units Plan	Select executives	4.5 years	[3]	X

DB Global Partnership Plan
DB Equity Units
as bonus grants	Select executives	2 years	[2]	X
as retention grants	Select executives	3.5 years	[3]	X
Performance Options	Select executives[1]	4 years	[2]		X
Partnership Appreciation Rights	Select executives[1]	4 years	[2]		X

DB Share Scheme
as bonus grants	Select employees	3 years	[2]	X
as retention grants	Select employees	3 years	[3]	X

DB Key Employee Equity Plan
(DB KEEP)	Select executives	5 years	[3]	X

DB Global Share Plan 2004	All employees[4]	1 year	[3]	X

*	Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.

[1]	Performance options and partnership appreciation rights are granted as a unit.

[2]	The value is recognized during the applicable performance year as part of compensation expense.

[3]	The value is recognized on a straight-line basis over the vesting period as part of compensation expense.

[4]	A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.

Share-Based Compensation Plans Currently Used for Granting New Awards

Restricted Equity Units Plan
Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provide the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.
The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DB Global Partnership Plan
DB Equity Units. DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group’s common shares approximately three and a half years from the date of the grant. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards is recognized in the applicable performance year as part of compensation earned for that year.

The Group also grants exceptional awards of DB Equity Units to a selected group of employees as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period which is approximately three and a half years.
Performance Options. Performance options are rights to purchase the Group’s common shares. Performance Options were granted with an exercise price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.
Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group’s common shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the

Performance Options granted in February 2003 and therefore, all these options became exercisable in February 2005 rather than in three equal tranches.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.
There were no options awarded for the 2004 performance year. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value-based method. No compensation expense for options awarded for the 2002 performance year was recognized in 2002, as the market price of the shares on the date of grant did not exceed the exercise price.
Partnership Appreciation Rights. Partnership Appreciation Rights (“PARs”) are rights to receive a cash award in an amount equal to 20% of the reference price for Performance Options described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.
There were no PARs awarded for the 2004 performance year. No compensation expense was recognized for the years ended December 31, 2003 and 2002 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

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

DB Key Employee Equity Plan
Under the DB Key Employee Equity Plan (“DB KEEP”), the Group grants selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards are granted as retention incentive to various employees and are expensed on a straight-line basis over the vesting period as compensation expense. The vesting period is generally five years.

DB Global Share Plan 2004
The DB Global Share Plan 2004 awarded in 2004 is an all employee program which awards eligible employees ten shares of the Group’s common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Awards will ordinarily be forfeited if the participant terminates employment prior to the vesting date which is November 1, 2005.

The expense related to the DB Global Share Plan 2004 is recognized on a straight line basis over the vesting period which is one year from the date of grant.

Share-Based Compensation Plans No Longer Used for Granting New Awards

DB Global Share Plan
Share Purchases. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group’s common shares. German employees and retirees were eligible to purchase these shares at discount. The discount was linked to the Group’s prior year’s earnings. The participant was fully vested and received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.
Performance Options. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group’s common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120% of the reference price. The reference price was set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.
Generally, a participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.
Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method. No compensation expense was recognized for options awarded for the 2002 performance year as the market price of the shares on the date of grant did not exceed the exercise price.

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
In addition, in connection with the buy-out offer in 2001, the Board authorized a special payment to 93 participants in 2003. These participants could not take part in the buy-out offer due to the conditions of the authorization in 2001. The cash payments, which totaled € 9 million in connection with these bonds, were not included in share-based compensation expense.

Stock Appreciation Rights Plans
The Group has granted stock appreciation rights plans (“SARs”) which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group’s common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

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

Compensation Expense
The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

in € m.	2004	2003	2002

DB Global Partnership Plan[1]	11	8	4

DB Global Share Plan[2]	15	3	3

DB Share Scheme/Restricted Equity Units Plan/DB KEEP	997	773	469

Global Equity Plan	–	(3)	(6)

Stock Appreciation Rights Plans[3]	81	(13)	35

db Share Plan	–	(20)	(45)

Total	1,104	748	460

[1]	Compensation expense for the years ended December 31, 2004, 2003 and 2002 included € 6.6 million, € 5.9 million and € 3.9 million, respectively, related to DB Equity Units granted in February 2005, February 2004 and February 2003, respectively.

[2]	Compensation expense for the year ended December 31, 2004 included € 6.6 million in relation to the DB Global Share Plan 2004.

[3]	For the years ended December 31, 2004, 2003 and 2002, net (gains) losses of € 81 million, € (13) million and € 226 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership Plan
	DB Equity Units[1]	Performance Options[2]	Weighted-average
			exercise price

Balance at December 31, 2001	–	–	–

Granted	451	12,156	€ 89.96

Issued	–	–	–

Forfeited	(43)	(392)	€ 89.96

Balance at December 31, 2002	408	11,764	€ 89.96

Granted	122	14,615	€ 47.53

Issued	–	–	–

Forfeited	(3)	(490)	€ 58.58

Balance at December 31, 2003	527	25,889	€ 66.60

Granted	127	115	€ 76.61

Issued	(324)	–	–

Forfeited	–	(152)	€ 89.96

Balance at December 31, 2004	330	25,852	€ 66.51

Weighted-average remaining contractual life at:
December 31, 2004		3 years 7 months
December 31, 2003		4 years 8 months

[1]	The weighted-average grant-date fair value per share of deferred share awards granted in 2004, 2003 and 2002 was € 58.11, € 38.62, and € 74.96 respectively.

[2]	The weighted-average grant-date fair value per option, including the PAR, granted during 2004, 2003 and 2002 was € 13.02, € 11.97 and € 21.24 respectively. Performance Options and PARs granted in 2004, 2003 and 2002 related to the 2003, 2002 and 2001 performance year, respectively.

There were no options exercisable under the DB Global Partnership Plan at December 31, 2004. Approximately 14.1 million options under the DB Global Partnership Plan, which have an exercise price of € 47.53 per share, became exercisable in early 2005. Each Global Partnership Plan option was accompanied by a Partnership Appreciation Right entitling the holder to 20% of the reference price upon exercise of the related option. As of February 28, 2005, approximately 2.9 million of these Global Partnership Plan options and PARs had been exercised.

In addition, approximately 111,000 DB Equity Units were granted in February 2005 related to the 2004 performance year and included in compensation expense for the year ended December 31, 2004. Approximately 28,000 DB Equity Units were granted as a retention incentive in February 2005 and not included in compensation expense for the year ended December 31, 2004. The weighted-average grant date fair value per DB Equity Unit was € 59.68.
There were no Performance Options or PARs awarded in relation to the 2004 performance year.

The following table details the distribution of options outstanding for the DB Global Partnership Plan and for the DB Global Share Plan (reported under plans no longer used for granting new awards) as of year ended 2004:

Range of	Options outstanding			Options exercisable
exercise prices
	Options	Weighted-	Weighted-	Options	Weighted-
	outstanding	average	average	exercisable	average
		exercise price[1]	remaining		exercise price
			contractual life
			(in years)

€ 40.00 – 59.99	16,087	€ 55.33	4.1	–	N/A

€ 60.00 – 79.99	1,699	€ 75.24	5.1	–	N/A

€ 80.00 – 99.99	11,652	€ 87.81	3.1	–	N/A

N/A – Not applicable

[1]	The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan 2004) for the years ended December 31, 2004, 2003 and 2002 (amounts in thousands of shares) broken into three categories. Expense for bonus awards is recognized in the applicable performance year. Expense for retention awards and DB Global Share Plan 2004 is recognized over the vesting period.

	Bonus	Retention	Global Share
in thousands of shares	awards[1]	awards[2]	Plan 2004[3]	Total

Balance at December 31, 2001	5,723	13,304	–	19,027

Granted	6,386	12,148	–	18,534

Issued	(5,603)	(4,243)	–	(9,846)

Forfeited	(417)	(1,610)	–	(2,027)

Balance at December 31, 2002	6,089	19,599	–	25,688

Granted	1,036	26,823	–	27,859

Issued	(4,439)	(3,210)	–	(7,649)

Forfeited	(228)	(1,749)	–	(1,977)

Balance at December 31, 2003	2,458	41,463	–	43,921

Granted	2,169	21,848	594	24,611

Issued	(2,832)	(4,938)	–	(7,770)

Forfeited	(231)	(3,091)	–	(3,322)

Balance at December 31, 2004	1,564	55,282	594	57,440

[1]	The weighted-average grant-date fair values per share of deferred share awards granted during 2004, 2003 and 2002 were € 61.11, € 39.61 and € 74.96, respectively.

[2]	The weighted-average grant-date fair values per share of deferred share awards granted during 2004, 2003 and 2002 were € 57.71, € 34.62 and € 72.56, respectively. For the outstanding balance at year-end 2004, the weighted-average grant-date fair value per share was € 50.24 and approximately € 1.36 billion were expensed by year-end 2004.

[3]	The weighted-average grant-date fair values per share of deferred share awards granted during 2004 was € 58.65. For the outstanding balance at year-end 2004, the weighted-average grant-date fair value per share was € 58.65 and approximately € 6.6 million were expensed by year-end 2004.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2005:

(a) Approximately 1.5 million shares under the DB Share Scheme with a fair value of € 61.99 per share were awarded as a bonus for the 2004 performance year and included in compensation expense for the year ended December 31, 2004.
(b) Approximately 13.3 million shares under the Restricted Equity Units Plan with an average fair value of € 57.14 were awarded as retention awards.

The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2004, 2003 and 2002:

	Global	Stock	db Share Plan		DB Global Share Plan
	Equity Plan	Appreciation
		Rights Plans
	Convertible	SARs[2]	Shares	Options	Shares	Performance	Weighted-
	bonds[1]					Options[3]	average
							exercise
in thousands of equivalent shares							price

Balance at December 31, 2001	607	16,928	N/A	3,476	N/A	175	€ 87.66

Granted	–	3	–	–	–	2,082	€ 55.39

Issued	–	(30)	–	(1,453)	471	–	–

Convertible bonds converted	(286)	–	–	–	–	–	–

Forfeited	(49)	(555)	–	(170)	–	(22)	€ 57.99

Balance at December 31, 2002	272	16,346	N/A	1,853	N/A	2,235	€ 57.90

Granted	–	–	–	–	–	1,691	€ 75.24

Issued	–	–	–	–	396	–	–

Convertible bonds redeemed	(269)	–	–	–	–	–	–

Forfeited	(3)	(175)	–	(14)	–	(81)	€ 57.00

Expired	–	–	–	(1,839)	–	–	–

Balance at December 31, 2003	–	16,171	N/A	–	N/A	3,845	€ 65.54

Granted	–	–	–	–	–	–	–

Issued	–	–	–	–	–	–	–

Exercised	–	(387)	–	–	–	–	–

Forfeited	–	–	–	–	–	(260)	€ 64.02

Expired	–	(451)	–	–	–	–	–

Balance at December 31, 2004	–	15,333	N/A	–	N/A	3,585	€ 65.64

Weighted-average remaining contractual life at:
December 31, 2004						4 years
						4 months
December 31, 2003						5 years
						4 months

N/A – Not applicable. Participant was fully vested for shares purchased under the db Share Plan.

[1]	Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.

[2]	SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2004 is € 69.39 with an average remaining life of two years.

[3]	The weighted/average grant-date fair value per option granted during 2003 and 2002 was € 9.71 and € 12.35, respectively.

There were no options exercisable under the DB Global Share Plan at December 31, 2004. Approximately 1.8 million options granted under the DB Global Share Plan in 2002, which have an exercise price of € 55.39, became exercisable in early 2005. As of February 28, 2005, approximately 0.2 million of these options had been exercised.

Fair Value of Share Options Assumptions

No options were granted in 2004.
The fair value of share options granted in 2003 and 2002 was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair-value-based method which the Group adopted prospectively effective January 1, 2003. The information for 2002 is used to calculate what the effect on net income and earnings per common share would have been if the Group had applied the fair value method as shown in Note [1].

The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were:

	Dec 31, 2004[1]	Dec 31, 2003	Dec 31, 2002

Weighted-average fair value per option	N/A	€ 9.92	€ 12.03

Risk free interest rate	N/A	3.52%	3.45%

Expected lives (in years)	N/A	4.0	4.4

Dividend yield	N/A	1.97%	3.22%

Volatility	N/A	26.65%	43.2%

N/A – Not applicable

[1]	No options were granted in 2004.

[21] Asset Restrictions and Dividends

Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions’ liabilities resulting from certain deposits, and the issuance of bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.
Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 424 million and € 451 million at December 31, 2004 and 2003, respectively.
Under Deutsche Bank’s Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.
Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (“BIS”) and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) in cooperation with the Deutsche Bundesbank supervises our compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.

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

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.7 billion and € 2.8 billion as of December 31, 2004 and 2003, respectively. For the purpose of calculating the regulatory capital, gross unrealized gains on securities available for sale are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (0.9) billion in 2004 and € (0.9) billion in 2003 and the release of deferred tax provisions (€ 2.7 billion in 2004 and € 2.8 billion in 2003) included in retained earnings.

in € m. (except percentages)	Dec 31, 2004	Dec 31, 2003

Risk-weighted positions	206,718	206,142

Market risk equivalent[1]	10,069	9,530

Risk position	216,787	215,672

Core capital (Tier I)	18,727	21,618

Supplementary capital (Tier II)	9,885	8,253

Available Tier III capital	–	–

Total regulatory capital	28,612	29,871

Core capital ratio (Tier I)	8.6%	10.0%

Capital ratio (Tier I + II + III)	13.2%	13.9%

[1]	A multiple of the Group’s value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

In 2004, the Group’s risk position increased by € 1.1 billion to € 216.8 billion on December 31, 2004.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2004, with slightly over € 805 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

The Group’s U.S. GAAP-based total regulatory capital was € 28.6 billion on December 31, 2004, and core capital (Tier I) was € 18.7 billion, compared to € 29.9 billion and € 21.6 billion on December 31, 2003. The Group’s supplementary capital (Tier II) of € 9.9 billion on December 31, 2004, amounted to 53% of core capital.

The Group’s capital ratio was 13.2% on December 31, 2004, significantly higher than the 8% minimum required by the BIS guidelines. The core capital ratio was 8.6% in relation to the total risk position (including market risk equivalent).
Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.
The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2004, according to BIS:

Core capital (in € m.)	Dec 31, 2004

Common shares	1,392

Additional paid-in capital	11,147

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	14,277

Minority interests	548

Noncumulative trust preferred securities	2,520

Other (equity contributed on silent partnership interests)	525

Items deducted (principally goodwill and tax effect of available for sale securities)	(11,682)

Total core capital	18,727

Supplementary capital (in € m.)	Dec 31, 2004

Unrealized gains on listed securities (45% eligible)	788

Other inherent loss allowance	453

Cumulative preferred securities	762

Subordinated liabilities, if eligible according to BIS	7,882

Total supplementary capital	9,885

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies, fund management companies or companies outside the finance sector.

[23] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense:

in € m.	2004	2003	2002

Interest revenues

Interest-earning deposits with banks	797	902	1,469

Central bank funds sold and securities purchased under resale agreements	4,647	4,857	6,579

Securities borrowed	1,668	1,429	2,809

Interest income on securities available for sale and other investments	509	588	1,257

Dividend income on securities available for sale and other investments	300	386	385

Loans	6,896	7,649	11,741

Trading assets	12,596	11,286	11,248

Other	610	486	293

Total interest revenues	28,023	27,583	35,781

Interest expense

Interest-bearing deposits
Domestic	1,953	1,918	2,662
Foreign	5,174	4,662	6,657

Trading liabilities	6,866	5,667	4,410

Central bank funds purchased and securities sold under repurchase agreements	4,627	4,595	7,049

Securities loaned	556	430	580

Other short-term borrowings	467	598	705

Long-term debt	3,198	3,766	6,362

Trust preferred securities	–	100	170

Total interest expense	22,841	21,736	28,595

Net interest revenues	5,182	5,847	7,186

[24] Insurance Business

The following are the components of other assets related to insurance business:

in € m.	Dec 31, 2004	Dec 31, 2003

Investment under unit-linked business	6,367	7,967

Deferred acquisition costs	20	21

Other	346	261

Total other assets related to insurance business	6,733	8,249

All other assets of the Group’s insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

The following are the components of insurance policy claims and reserves:

in € m.	Dec 31, 2004	Dec 31, 2003

Benefit reserves	561	437

Reserve for unit-linked business	6,367	7,967

Other insurance provisions and liabilities	1,007	667

Total insurance policy claims and reserves	7,935	9,071

[25] Pension and Other Employee Benefit Plans

The Group provides retirement arrangements covering the majority of its subsidiaries and employees working in Germany, the United Kingdom, the United States and other European and Asian countries. The majority of beneficiaries of the retirement arrangements are principally located in Germany. The value of a participant’s accrued pension benefit is based primarily on each employee’s remuneration and length of service.

Our plans are generally funded.
During 2004, the Group contributed € 71 million to its qualified German pension plan (thereof € 4 million initial funding and € 67 million discretionary funding), € 8 million to its qualified U.K. pension plans and € 40 million to different qualified European pension plans (thereof € 17 million initial funding and € 23 million discretionary funding).
During 2003, the Group contributed € 170 million to its qualified U.K. pension plans and € 196 million to its qualified German pension schemes, € 136 million and € 76 million of which were discretionary contributions, respectively.
In December 2002, the Group began to fund the majority of its pension plans in Germany and contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totaling € 3.5 billion. In addition during 2002, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively.
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
The Group uses a measurement date of September 30 for plans in the United Kingdom and the United States. All other plans have a December 31 measurement date.
All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.

The following table provides a reconciliation of the changes in the Group’s plans’ benefit obligation and fair value of assets over the two-year period ended December 31, 2004 and a statement of the funded status as of December 31 for each year:

	Pension benefits		Postretirement benefits
in € m.	2004	2003	2004	2003

Change in benefit obligation

Benefit obligation at beginning of year	6,920	6,653	148	160

Service cost	244	279	7	8

Interest cost	384	375	9	9

Plan amendments	–	4	–	3

Acquisitions/divestitures	(103)	(2)	–	–

Actuarial loss (gain)	499	247	(1)	11

Benefits paid	(320)	(319)	(12)	(12)

Curtailment/settlement/other[1]	50	(46)	–	(2)

Foreign currency exchange rate changes	(82)	(271)	(13)	(29)

Benefit obligation at end of year	7,592	6,920	138	148

Change in plan assets

Fair value of plan assets at beginning of year	6,801	6,296	–	–

Actual return on plan assets	768	546	–	–

Employer contributions[2]	310	560	12	11

Benefits paid	(119)	(295)	(12)	(11)

Curtailment/settlement/other[1]	(35)	(30)	–	–

Foreign currency exchange rate changes	(82)	(276)	–	–

Fair value of plan assets at end of year	7,643	6,801	–	-

Funded status	51	(119)	(138)	(148)

Unrecognized net actuarial loss (gain)	870	838	10	14

Unrecognized prior service cost (benefit)	(8)	9	7	10

Unrecognized transition obligation (assets)	–	14	–	–

Net amount recognized at end of year	913	742	(121)	(124)

[1]	Includes beginning balance of first time application of smaller schemes.

[2]	Amount for 2004 includes € 71 million, € 8 million and € 40 million contributed to the Group’s German, U.K. and other European pension plans, respectively. Amount for 2003 includes € 170 million and € 196 million contributed to the Group’s U.K. and German pension plans, respectively.

The following amounts were recognized in the Consolidated Balance Sheet:

	Pension benefits		Postretirement benefits
in € m.	2004	2003	2004	2003

Prepaid pension costs	1,094	1,001	–	–

Accrued benefit costs	(180)	(259)	(121)	(124)

Accumulated other comprehensive income	(1)	–	–	–

Net amount recognized	913	742	(121)	(124)

The accumulated benefit obligation for all defined benefit pension plans was € 7.1 billion and € 6.4 billion at December 31, 2004 and 2003, respectively.

The following table shows the information for defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

in € m.	Dec 31, 2004	Dec 31, 2003

Projected benefit obligation	70	374

Accumulated benefit obligation	57	329

Fair value of plan assets	30	103

The information for defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2004	Dec 31, 2003

Projected benefit obligation	239	1,873

Accumulated benefit obligation	203	1,658

Fair value of plan assets	185	1,667

The accumulated postretirement benefit obligation exceeds plan assets for all of the company’s other postretirement benefit plans as they are unfunded.

The Group’s pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	Target allocation	Percentage of plan assets
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003

Asset category

Equity securities	16%	17%	27%

Debt securities	82%	73%	65%

Real Estate and other	2%	10%	8%

Total	100%	100%	100%

The Group’s pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. During 2004, a reduction of the average equity share of the portfolios to 17% was achieved. In the last quarter of 2003, the average equity share of the portfolios had been reduced from 35% to below 30% at year end 2003.

An extension of the average duration of the fixed income portfolio has also occurred during 2004 so that it more closely matches the duration of the liabilities. Implementation of the investment strategy has occurred for the German, United States and United Kingdom plans and will be extended in 2005 to other locations subject to the constraints of the regulatory and legal framework applicable to the particular pension plans. The asset allocation of each of the Group’s pension plans is reviewed regularly.
Plan Assets include derivative transactions with the Group for its qualified German and Luxembourg scheme totaling to € 250 million. In addition there are € 2 million of debt securities issued by the Group included in the plan assets.
The Group expects to contribute approximately € 250 million to its pension plans in 2005, representing expected service costs in 2005.
The table below reflects the total benefits expected to be paid from both the plan assets and from the Company’s assets, including both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plan.

Expected benefits to be paid from the plan assets and direct payments from the company to participants’ total:

in € m.	Pension Benefits	Postretirement Benefits

2005	290	9

2006	306	9

2007	328	9

2008	342	10

2009	359	10

2010 – 2014	2,144	50

Benefits expense for the years ended December 31, 2004, 2003 and 2002, included the following components:

	Pension benefits			Postretirement benefits
in € m.	2004	2003	2002	2004	2003	2002

Service cost	244	279	323	7	8	4

Interest cost	384	375	384	9	9	8

Expected return on plan assets	(388)	(409)	(175)	–	–	–

Actuarial loss (gain) recognized	61	66	39	–	–	–

Settlement/curtailment	5	(7)	4	–	–	–

Amortization of unrecognized transition obligation (asset)	17	(9)	(10)	–	–	–

Total defined benefit plans	323	295	565	16	17	12

Defined contribution plans	151	167	228	–	–	–

Net periodic benefit expense	474	462	793	16	17	12

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country’s respective defined benefit and postretirement benefit plans:

	Pension benefits			Postretirement benefits
	2004	2003	2002	2004	2003	2002

Discount rate in determining expense	5.5%	5.4%	5.7%	5.9%	6.0%	6.7%

Discount rate in determining benefit obligations at year-end	5.0%	5.5%	5.8%	5.7%	5.9%	6.7%

Rate of increase in future compensation levels for determining expense	3.3%	3.5%	3.0%	N/A	N/A	N/A

Rate of increase in future compensation levels for determining benefit obligations at year-end	3.3%	3.3%	2.0%	N/A	N/A	N/A

Expected long-term rate of return on assets	5.6%	5.6%	6.7%	N/A	N/A	N/A

N/A – Not applicable

The expected return on the Group’s defined benefit pension plans’ assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. This percentage is applied against the target assets in each category to arrive at an expected total return. Using this so-called “building block” approach globally ensures that the Group has a consistent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions. The determination of the expected return on plan assets for 2005 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return. An additional risk premium was then added to the risk-free return for equities and real estate, respectively. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan with the return representing an appropriate return for each category of debt security. For cash, the Group estimated the expected return to be equivalent to the yield of a short-term (two to three years) bond for the applicable country.

In determining postretirement benefits expense, an annual weighted-average rate of increase of 10.7% in the per capita cost of covered health care benefits was assumed for 2005. The rate is assumed to decrease gradually to 5.0% by 2010 and remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s retiree health care plans:

	One-percentage point increase		One-percentage point decrease
in € m.	2004	2003	2004	2003

Effect on total of service and interest cost components	2	3	(2)	(2)

Effect on accumulated postretirement benefit obligation	22	18	(19)	(16)

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15th, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The accumulated postretirement benefit obligation (“APBO”) for the postretirement benefit plan was remeasured at September 30, 2004 to reflect the effects of the Act, which resulted in a reduction of the APBO of approximately € 36 million.

[26] Income Taxes

The components of income taxes (benefits) follow:

in € m.	2004	2003	2002

Domestic	(201)	305	215

Foreign	920	968	494

Current taxes	719	1,273	709

Domestic	572	37	2,992

Foreign	266	232	(512)

Deferred taxes	838	269	2,480

Total	1,557	1,542	3,189

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group’s actual income tax expense:

in € m.	2004	2003	2002

Expected tax expense at German statutory income tax rate of 39.2% (40.5% for 2003 and 39.2% for 2002)	1,579	1,116	1,391

Reversal of 1999/2000 credits for tax rate changes	120	215	2,817

Effect of changes of German tax law	–	154	–

Domestic tax rate differential on dividend distribution	14	1	(65)

Tax-exempt gains on securities and other income	(330)	(637)	(1,824)

Foreign tax-rate differential	(126)	(298)	87

Change in valuation allowance	(7)	99	254

Nondeductible expenses	312	647	223

Goodwill impairment	–	46	24

Tax credit related to domestic dividend received	–	(1)	(7)

Tax rate differential on (income) loss on equity method investments	(80)	171	348

Other	75	29	(59)

Actual income tax expense	1,557	1,542	3,189

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2004, 2003 and 2002 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that reversed after 2003 reverted to 39.2%.

For the years ended December 31, 2004, 2003 and 2002, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 120 million, € 215 million and € 2,817 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders’ equity.
The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2004 and 2003, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.7 billion and € 2.8 billion, respectively.
The enactment of the German Act for the reduction of Tax Allowances and Exemptions (StVergAbG) in May 2003 provided a minimum taxation for trade tax purposes which resulted in a catch-up tax expense of € 107 million. In December 2003, the German Federal Government modified the taxation of capital gains and dividends with the 2004 Tax Reform Act by treating 5% of any tax-exempt dividend and tax-exempt capital gains as non-tax deductible for corporation tax purposes. The new rules applicable from 2004 resulted in an additional deferred tax expense of € 47 million in 2003.

The tax effects of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are the following:

in € m.	Dec 31, 2004	Dec 31, 2003*

Deferred income tax assets:

Trading activities	20,279	10,589

Net operating loss carry-forwards and tax credits	1,940	2,513

Property and equipment, net	402	521

Other assets	13	1,106

Allowance for loan losses	106	265

Other provisions	1,944	590

Total deferred income tax assets	24,684	15,584

Valuation allowance	(888)	(964)

Deferred tax assets after valuation allowance	23,796	14,620

Deferred income tax liabilities:

Trading activities	21,232	11,550

Property and equipment, net	412	546

Securities valuation	140	82

Other liabilities	544	74

Total deferred income tax liabilities	22,328	12,252

Net deferred income tax assets	1,468	2,368

*	Prior year amounts have been restated to conform to current year presentation.

Included in other assets and other liabilities at December 31, 2004 and 2003 are deferred tax assets of € 3.7 billion and € 3.6 billion and deferred tax liabilities of € 2.2 billion and € 1.3 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2004 were € 5.2 billion of which € 3.4 billion have no expiration date and € 1.8 billion expire at various dates extending to 2024. Tax credits were € 158 million of which € 0.8 million will expire in 2005 and € 0.4 million will expire in 2006 and € 157 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.
The Group is under continuous examinations by the tax authorities in various countries. In 2004 a tax audit in the U.S. covering fiscal years until 2000 was settled without material impact on income taxes. Tax reserves have been established, which we believe to be adequate in relation to the potential for additional assessments.
The Group did not provide income taxes or foreign withholding taxes on € 6.8 billion of cumulative earnings of foreign subsidiaries as of December 31, 2004 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings. The American Jobs Creation Act of 2004 was signed into law by the President of the United States on October 22, 2004 and provides, in part a reduced rate of U.S. tax on certain dividends received from foreign subsidiaries of U.S. taxpayers. The Group estimates that approximately € 370 million may be eligible for repatriation under this provision. The Group is still evaluating the effect of such a repatriation, and is not yet able to reasonably estimate the income tax effect thereof, but it is not anticipated that such repatriation would have a material impact on the consolidated financial statements.

[27] Earnings Per Common Share

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.
The following table sets forth the computation of basic and diluted earnings per share:

in € m.	2004	2003	2002

Income before cumulative effect of accounting changes, net of tax	2,472	1,214	360

Cumulative effect of accounting changes, net of tax	–	151	37

Numerator for basic earnings per share – net income	2,472	1,365	397

Effect of dilutive securities
Forwards	(65)	–	–
Convertible debt	4	–	–

Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	2,411	1,365	397

Number of shares in m.

Denominator for basic earnings per share – weighted-average shares outstanding	492.6	559.3	615.9

Effect of dilutive securities
Forwards	9.3	10.4	3.8
Employee stock compensation options	4.9	0.7	0.4
Convertible debt	1.9	–	0.1
Deferred shares	23.0	19.1	6.1
Other (including trading options)	–	0.2	0.2

Dilutive potential common shares	39.1	30.4	10.6

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	531.7	589.7	626.5

The diluted EPS computations do not include the anti-dilutive effect of the following potential common shares:

Number of shares in m.	2004	2003	2002

Forward purchase contracts	10.0	–	–

Forward sale contracts	–	3.1	26.0

Put options sold	1.5	–	0.4

Call options sold	–	1.3	0.3

Stock compensation awards	13.6	15.5	0.2

Convertible Debt	0.2	–	–

in €	2004	2003	2002

Basic earnings per share

Income before cumulative effect of accounting changes, net of tax	5.02	2.17	0.58

Cumulative effect of accounting changes, net of tax	–	0.27	0.06

Net income	5.02	2.44	0.64

Diluted earnings per share

Income before cumulative effect of accounting changes, net of tax	4.53	2.06	0.57

Cumulative effect of accounting changes, net of tax	–	0.25	0.06

Net income	4.53	2.31	0.63

[28] Business Segments and Related Information

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Organizational Structure

In order to best serve the Group’s clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2004, the Group Divisions were:
The Corporate and Investment Bank (CIB) combines the Group’s corporate banking and securities activities (including sales and trading, corporate finance, global banking and loan exposure management activities), with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.
Private Clients and Asset Management (PCAM) combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, we manage these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC)
–	AWM comprises two business divisions. Asset Management Business Division (AM), which focuses on managing assets on behalf of institutional clients, including pension funds, and providing mutual funds and other investment vehicles for private individuals, and Private Wealth Management (PWM), which focuses, globally, on the specific needs of demanding high net worth clients, their families and selected institutions.
–	PBC serves retail and affluent clients as well as small corporate customers. PBC focuses on three core European markets: Germany, Italy and Spain.
Corporate Investments (CI) combines the management of the Group’s industrial holdings, private equity investments, and other corporate principal investment activities.
In addition to these three group divisions, Deutsche Bank’s organization includes a Corporate Center, which supports cross-divisional management and leadership.

Significant Changes in Management Responsibility

Management responsibility has changed for a deposit product activity, which was previously reported within the Corporate Banking & Securities Corporate Division and has been transferred to the Global Transaction Banking Corporate Division. In addition, the London based PCS business unit was transferred from the Asset and Wealth Management Corporate Division to the Corporate Banking & Securities Corporate Division.
Prior periods have been restated to conform to the current year’s presentation.

Impact of Acquisitions and Divestitures During 2004 and 2003

The effects of significant acquisitions and divestitures on segmental results are described below:
–	In December 2004, the Group completed the integration of Dresdner Bank’s former institutional custody business in Germany. This business was included in the corporate division Global Transaction Banking.
–	In November 2004, the Group signed an agreement with Legg Mason for the sale of a selected portion of the private client unit of Scudder, Scudder Private Investment Counsel (PIC). Under this agreement, Legg Mason will assume all investment advisory agreements and retain the staff from New York, Philadelphia, Chicago and Cincinnati Scudder PIC offices. This transaction closed December 31, 2004.
–	In November 2004, the Group completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH.
–	In October 2004, the Group completed the acquisition of substantially all of the origination and servicing assets of Berkshire Mortgage Finance L.P., a U.S. commercial mortgage bank specializing in financing for multifamily properties. This business was included in the corporate division Corporate Banking & Securities.
–	In September 2004, the Group merged three Australian trusts — Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust — into a new trust, DB RREEF Trust. The merger created Australia’s fourth largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of € 18 million within the Group’s Asset and Wealth Management Corporate Division.
–	Effective July 2004, the Group sold its wholly-owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co KG (BCB), a 100% subsidiary of Deutsche Postbank AG. Since then BCB provides payment transaction services to the Group for its German domestic and parts of its foreign payment transactions. Prior to the sale, DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Client and Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Division and partly within Global Transaction Banking.
–	In June 2004, the Group’s wholly-owned subsidiary european transaction bank ag (etb), which had been managed under the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes operational management of securities, funds and derivatives processing. The etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the Corporate and Investment Bank Group Division.
–	In the first quarter of 2004, the Group completed the sale of its interest in the operations of maxblue Americas, which had been included in Corporate Investments, to Banco do Brazil.
–	In January, 2004 the Group completed the purchase of a 40% stake in United Financial Group (UFG). Deutsche Bank and Moscow-based UFG cooperate on research, sales and trading of Russian equities and Russian corporate finance business. This business was included in the corporate division Corporate Banking & Securities.
–	In July 2003, the Group sold its investments in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formally SMATcom GmbH), which were included in the Corporate Investments Group Division.
–	In March 2003, the Group completed the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank. The majority of the business was included in the corporate division Asset and Wealth Management.
–	In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division.
–	In January 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation.

–	In January 2003, the Group sold substantial parts of its Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services) and Agency Securities Lending, which were previously included in the Global Transaction Banking Corporate Division. In addition, the sale included Domestic Custody and Securities Clearing in the U.S. and the United Kingdom.
–	In January 2003, the German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group’s share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group’s former mortgage banking subsidiary “EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank” with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. Since the merger, EUROHYPO AG has been included in the Corporate Investments Group Division. The Group has accounted for this investment under the equity method.

Changes in the Format of Segment Disclosure

The revenue breakdown by product for the Corporate and Investment Bank Group Division has been modified to reflect current industry practice. Loan syndication revenues, formerly reported as loan products, have now been included within origination (debt).
Prior periods have been restated to conform to the current year’s presentation.

Definitions of Financial Measures Used in the Format of Segment Disclosure

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:
–	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill/intangible impairment.
–	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill/intangible impairment and specific revenue items as referred to in the table for such segment.
–	Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
–	Average active equity: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and average dividends.
–	Underlying return on average active equity in %: Underlying pre-tax profit as a percentage of average active equity. Return on average active equity in %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.
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

–	Net gains (losses) from businesses sold/held for sale: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group’s continuing businesses.
–	Net gains (losses) from securities available for sale/industrial holdings (including hedging): Net gains or losses related to several financial holdings investments and to the Group’s portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group’s customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
–	Significant equity pick-ups/net gains and losses from investments: This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group’s customer-driven businesses.
–	Net gains (losses) on the sale of premises: This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non-core activities pursuant to the Group’s transformation strategy.
–	Policyholder benefits and claims: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits. Following the disposition of most of the Group’s insurance operations in early 2002, the size of this item has decreased significantly.
–	Provision for off-balance sheet positions: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
–	Change in measurement of other inherent loan loss allowance: In the third quarter of 2002, the Group took a charge of € 200 million to reflect a refinement in the measurement of the other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience. This effect does not affect the calculation of underlying pre-tax profit.
–	Restructuring activities and Goodwill/intangible impairment are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the day-to-day business operations and therefore not indicative of trends.
–	Minority interest: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder’s portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
–	Adjustments to calculate average active equity: The items excluded from average total shareholders’ equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders’ equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders’ equity for the effect of paying a dividend once a year following approval at the Annual General Meeting.

Framework of the Group’s Management Reporting Systems

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
The management reporting systems follow the “matched transfer pricing concept” in which the Group’s external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment’s allocated average active equity, and is included in the segment’s net interest revenues.
In 2004, the Group further refined its economic capital framework. The allocation of the Group’s average active equity to the segments, which is driven by their economic capital as well as goodwill and other unamortized intangible assets attributable to them, now also reflects the diversification benefits across credit and market risk categories. As a result, the economic capital and the allocated average active equity of the segments decreased, with a corresponding increase in the average active equity of “Consolidation & Adjustments”. For the restated full-year 2003 this meant that € 1.1 billion of average active equity is now recorded in “Consolidation & Adjustments”.
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

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2004, 2003 and 2002.

2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	11,437	1,893	13,331	3,491	4,539	8,030	621	21,981

Provision for loan losses	80	9	89	(6)	270	264	19	372

Provision for off-balance sheet positions	(66)	1	(65)	–	(1)	(1)	–	(65)

Total provision for credit losses	14	11	24	(6)	269	263	19	307

Operating cost base[2]	8,670	1,574	10,245	2,925	3,287	6,212	414	16,871

Policyholder benefits and claims	–	–	–	50	–	50	–	50

Minority interest	5	–	5	1	–	1	(1)	4

Restructuring activities	272	28	299	88	10	98	3	400

Goodwill impairment/impairment of intangibles	–	–	–	19	–	19	–	19

Total noninterest expenses[4]	8,947	1,602	10,549	3,083	3,297	6,380	416	17,344

Income (loss) before income taxes[5]	2,477	280	2,757	415	973	1,387	185	4,330

Add (deduct):

Net (gains) losses from business sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)

Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(148)	(148)

Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)

Net (gains) on the sale of premises	–	–	–	–	–	–	(20)	(20)

Restructuring activities	272	28	299	88	10	98	3	400

Goodwill impairment/impairment of intangibles	–	–	–	19	–	19	–	19

Underlying pre-tax profit (loss)	2,749	277	3,026	490	1,007	1,497	(194)	4,328

Cost/income ratio in %	78	85	79	88	73	79	67	79

Underlying cost/income ratio in %	76	85	77	86	72	78	174	78

Assets[3,6]	720,546	16,639	729,872	34,945	78,930	113,818	16,442	832,933

Expenditures for additions to long-lived assets	316	129	445	19	78	97	2	544

Risk-weighted positions (BIS risk positions)	128,027	11,097	139,124	11,424	54,253	65,677	10,242	215,044

Average active equity[7]	11,481	1,386	12,867	5,038	1,681	6,718	3,933	23,519

Return on average active equity in %	22	20	21	8	58	21	5	18

Underlying return on average active equity in %	24	20	24	10	60	22	(5)	18

[1] Includes:
Net interest revenues	1,790	628	2,417	214	2,414	2,629	105	5,151
Net revenues from external customers	11,433	1,980	13,414	3,736	4,205	7,941	527	21,881
Net intersegment revenues	4	(87)	(83)	(245)	334	89	94	100
Net income (loss) from equity method investments	156	1	157	65	3	68	160	386
[2] Includes:
Depreciation, depletion and amortization	289	76	365	92	154	246	30	640
Severance payments	154	16	170	51	50	101	1	272
[3] Includes:
Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2003	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	11,697	2,497	14,193	3,830	4,388	8,217	(921)	21,490

Provision for loan losses	750	2	752	2	322	325	36	1,113

Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)

Total provision for credit losses	759	(51)	707	(1)	322	321	35	1,063

Operating cost base[2]	8,220	1,743	9,963	3,094	3,605	6,699	681	17,343

Policyholder benefits and claims	–	–	–	21	–	21	–	21

Minority interest	13	–	13	13	2	15	(31)	(3)

Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)

Goodwill impairment	–	–	–	–	–	–	114	114

Total noninterest expenses[4]	8,211	1,737	9,947	3,128	3,607	6,735	763	17,445

Income (loss) before income taxes[5]	2,727	811	3,539	702	459	1,162	(1,719)	2,982

Add (deduct):

Net (gains) losses from business sold/held for sale	–	(583)	(583)	(55)	4	(51)	141	(494)

Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	938	938

Net losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	184	184

Net losses on the sale of premises	–	–	–	–	–	–	107	107

Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)

Goodwill impairment	–	–	–	–	–	–	114	114

Underlying pre-tax profit (loss)	2,704	222	2,926	647	462	1,109	(236)	3,800

Cost/income ratio in %	70	70	70	82	82	82	N/M	81

Underlying cost/income ratio in %	70	91	73	82	82	82	152	78

Assets[3,6]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818

Expenditures for additions to long-lived assets	391	99	490	38	42	80	141	711

Risk-weighted positions (BIS risk positions)	127,449	10,166	137,615	12,170	51,244	63,414	13,019	214,048

Average active equity[7]	12,776	1,416	14,192	5,694	1,531	7,225	4,900	26,317

Return on average active equity in %	21	57	25	12	30	16	(35)	11

Underlying return on average active equity in %	21	16	21	11	30	15	(5)	14

N/M – Not meaningful
[1] Includes:
Net interest revenues	2,495	663	3,158	278	2,379	2,656	138	5,952
Net revenues from external customers	11,587	2,629	14,216	4,041	4,094	8,135	(967)	21,384
Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
Net income (loss) from equity method investments	163	(1)	163	166	–	166	(757)	(428)
[2] Includes:
Depreciation, depletion and amortization	344	90	434	99	171	270	65	769
Severance payments	194	66	260	78	317	395	20	675
[3] Includes:
Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2002	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	11,154	2,643	13,797	3,724	5,775	9,499	2,998	26,295

Provision for loan losses	1,706	6	1,712	23	201	224	155	2,091

Provision for off-balance sheet positions	83	(52)	31	–	(1)	(1)	(11)	18

Total provision for credit losses	1,788	(46)	1,742	23	200	223	144	2,110

Operating cost base[2]	8,701	2,207	10,908	3,245	3,880	7,125	1,228	19,261

Policyholder benefits and claims	–	–	–	35	650	685	–	685

Minority interest	8	–	8	25	7	32	3	43

Restructuring activities	316	26	341	–	240	240	1	583

Goodwill impairment	–	–	–	–	–	–	62	62

Total noninterest expenses[4]	9,025	2,233	11,258	3,304	4,778	8,082	1,293	20,633

Income (loss) before income taxes[5]	341	456	797	397	797	1,195	1,561	3,552

Add (deduct):

Net (gains) from business sold/held for sale	–	–	–	(8)	(503)	(511)	(18)	(529)

Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	1,197	1,197

Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(3,659)	(3,659)

Change in measurement of other inherent loss allowance	200	–	200	–	–	–	–	200

Restructuring activities	316	26	341	–	240	240	1	583

Goodwill impairment	–	–	–	–	–	–	62	62

Underlying pre-tax profit (loss)	856	482	1,338	389	535	924	(857)	1,405

Cost/income ratio in %	81	84	82	89	83	85	43	78

Underlying cost/income ratio in %	78	84	79	88	84	86	N/M	85

Assets[3,6]	629,975	25,098	642,127	37,642	74,039	109,394	26,536	750,238

Expenditures for additions to long-lived assets	339	103	442	258	27	285	332	1,059

Risk-weighted positions (BIS risk positions)	142,211	12,949	155,160	11,803	47,690	59,493	19,219	233,872

Average active equity[7]	15,342	2,169	17,511	5,667	1,599	7,266	6,466	31,243

Return on average active equity in %	2	21	5	7	50	16	24	11

Underlying return on average active equity in %	6	22	8	7	33	13	(13)	4

N/M – Not meaningful
[1] Includes:
Net interest revenues	3,513	900	4,413	70	2,656	2,726	42	7,181
Net revenues from external customers	11,110	2,767	13,877	3,857	5,540	9,397	2,907	26,181
Net intersegment revenues	43	(124)	(80)	(133)	236	103	91	114
Net income (loss) from equity method investments	(32)	1	(31)	141	20	162	(1,034)	(903)
[2] Includes:
Depreciation, depletion and amortization	431	128	559	101	283	385	132	1,076
Severance payments	243	18	261	86	50	136	19	416
[3] Includes:
Equity method investments	571	38	609	1,154	19	1,173	3,944	5,725
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2004, 2003 and 2002, respectively:

	Corporate and Investment Bank
in € m.	2004	2003	2002

Sales & Trading (equity)	2,486	3,118	2,506

Sales & Trading (debt and other products)	6,299	6,077	5,582

Total Sales & Trading	8,785	9,194	8,088

Origination (equity)	499	485	354

Origination (debt)	916	806	683

Total Origination	1,414	1,291	1,037

Advisory	488	465	546

Loan products	1,142	1,193	1,804

Transaction services	1,862	1,914	2,643

Other	(361)	136	(322)

Total	13,331	14,193	13,797

	Private Clients and Asset Management
in € m.	2004	2003	2002

Portfolio/fund management	2,526	2,615	2,733

Brokerage	1,659	1,591	1,512

Loan/deposit products	2,358	2,330	2,425

Payments, account & remaining financial services	915	823	843

Other	571	858	1,986

Total	8,030	8,217	9,499

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
According to U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002.

	2004			2003			2002
	Total	Consoli-	Total	Total	Consoli-	Total	Total	Consoli-	Total
	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-
	ment	Adjust-	dated	ment	Adjust-	dated	ment	Adjust-	dated
in € m.	Reporting	ments		Reporting	ments		Reporting	ments

Net revenues[1]	21,981	(63)	21,918	21,490	(223)	21,268	26,295	253	26,547

Provision for loan losses	372	–	372	1,113	–	1,113	2,091	(1)	2,091

Provision for off- balance sheet positions	(65)	–	(65)	(50)	–	(50)	18	(1)	17

Total provision for credit losses	307			1,063			2,110

Noninterest expenses[2]	17,344	238	17,582	17,445	3	17,449	20,633	257	20,890

Income (loss) before income taxes[3]	4,330	(301)	4,029	2,982	(225)	2,756	3,552	(3)	3,549

Assets	832,933	7,135	840,068	795,818	7,796	803,614	750,238	8,117	758,355

Risk-weighted positions (BIS risk positions)	215,044	1,743	216,787	214,048	1,625	215,672	233,872	3,606	237,479

Average active equity	23,519	1,259	24,778	26,317	1,057	27,374	31,243	2	31,246

[1]	Net interest revenues and noninterest revenues.

[2]	Excludes provision for off-balance sheet positions.

[3]	Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 301 million in 2004, € 225 million in 2003 and € 3 million in 2002. Net revenues included the following items:
–	Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (150) million in 2004, € (200) million in 2003 and € 100 million in 2002.
–	Trading results from the Group’s own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 45 million in 2004 and € 200 million in each of the years 2003 and 2002 within Consolidation & Adjustments.
–	Debits related to the elimination of Group-internal rental income were € (101) million in 2004, € (106) million in 2003 and € (115) million in 2002.
–	Insurance premiums of € 91 million in 2004 and € 79 million in each of the years 2003 and 2002 were primarily related to the Group’s reinsurance subsidiary which is not managed by an individual business segment.
–	Interest income on tax refunds from ongoing audits of prior period tax returns was € 131 million in 2004.
–	Mark-to-market losses for hedges related to share-based compensation plans were approximately € (100) million in 2002.
–	The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.
Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.
Noninterest expenses reflected the following items:
–	Credits related to the elimination of Group-internal rental expenses were € 101 million in 2004, € 106 million in 2003 and € 115 million in 2002.
–	Policyholder benefits and claims of € 210 million in 2004, € 89 million in 2003, and € 75 million in 2002 were primarily related to the Group’s re-insurance subsidiary which is not managed by an individual business segment. The increase in 2004 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation, partly offset by releases for certain other self-insured risks.
–	Credits related to certain share-based compensation plans of approximately € 100 million in 2002 were not allocated to the business segments.
–	The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments. 2002 included charges for certain legal-related provisions of approximately € 170 million.
Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.
Average active equity assigned to Consolidation and Adjustments reflects the refinement of the Group’s economic capital framework as described under “Framework of the Group’s Management’s Reporting Systems” within this Footnote.

Total Net Revenues (before Provision for Loan Losses) by Geographical Location

The following table presents total net revenues (before provision for loan losses) by geographical location:

in € m.	2004	2003[1]	2002[1]

Germany

CIB	2,319	2,539	2,770

PCAM	4,393	4,318	5,451

Total Germany	6,712	6,857	8,221

Rest of Europe

CIB	4,522	5,032	4,066

PCAM	2,173	2,176	2,295

Total Rest of Europe[2]	6,695	7,209	6,361

North America (primarily U.S.)

CIB	4,390	4,603	4,899

PCAM	1,201	1,473	1,460

Total North America	5,591	6,076	6,359

South America

CIB	72	128	146

PCAM	–	1	16

Total South America	73	130	162

Asia-Pacific

CIB	2,027	1,891	1,916

PCAM	262	248	277

Total Asia-Pacific	2,289	2,140	2,194

Corporate Investments	621	(921)	2,998

Consolidation & Adjustments	(63)	(223)	253

Consolidated net revenues[3]	21,918	21,268	26,547

[1]	Reclassified to conform to the 2004 presentation.

[2]	The United Kingdom accounted for over one-half of these revenues in 2004, 2003 and 2002. Rest of Europe also includes the Group’s African operations.

[3]	Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[29] Restructuring Activities

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

The following table presents the activity in the Group’s restructuring programs for the years ended December 31, 2004, 2003, and 2002:

	2004 plan		2002 plans						Total
	Business Realignment		Group restructuring		Scudder restructuring		CIB restructuring
	Program
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other

Balance at Dec 31, 2001	–	–	–	–	–	–	–	–	272	[1]

Additions	–	–	235	105	83	3	215	50	691	[2]

Utilization	–	–	203	92	57	–	77	27	683	[1]

Releases	–	–	–	–	–	–	–	–	22	[1]

Effects from exchange rate fluctuations	–	–	(2)	(1)	(12)	–	(10)	(4)	(52)[1]

Balance at Dec 31, 2002	–	–	30	12	14	3	128	19	206

Utilization	–	–	30	11	9	3	99	9	161

Releases	–	–	–	–	4	–	21	8	33	[3]

Effects from exchange rate fluctuations	–	–	–	(1)	(1)	–	(8)	(2)	(12)

Balance at Dec 31, 2003	–	–	–	–	–	–	–	–	–

Additions	400	–	–	–	–	–	–	–	400

Utilization	170	–	–	–	–	–	–	–	170

Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	–

Balance at Dec 31, 2004	230	–	–	–	–	–	–	–	230

[1]	Totals include activity for the 2001 Group Restructuring Plan which was completed in 2002. Balance at December 31, 2001, utilization, releases and effects from exchange rate fluctuations were € 272 million, € 227 million, € 22 million and € (23) million, respectively.

[2]	Scudder restructuring of € 86 million was recorded as goodwill; net expense, after releases, was € 583 million.

[3]	Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

2004 Plan

Business Realignment Program (“BRP”)

The BRP covers a series of initiatives aimed at revenue growth and cost efficiency. The program, together with additional measures in the fourth quarter 2004, is expected to result in a reduction of approximately 6,400 full-time equivalent headcount. We anticipate that a significant portion of this reduction will arise in the CIB and PCAM Group Divisions as we integrate coverage and product units. The majority of the reduction will arise in infrastructure units. The transfer of jobs to more cost-effective locations will result in additional headcount of approximately 1,200. This gives a net reduction in our headcount of approximately 5,200.
In the fourth quarter, the Group recorded a pre-tax restructuring charge of € 400 million in connection with the BRP of which € 288 million related to severance payments and € 112 million related to stock compensation awards. The charge was attributable to CIB (€ 299 million), PCAM (€ 98 million) and CI (€ 3 million). The underlying restructuring measures affected approximately 1,200 staff. Of the € 400 million restructuring liability, € 170 million was utilized as of December 31, 2004. All actions contemplated in the portion of the plan recorded in 2004 are expected to be completed by the end of the first quarter of 2005. It is expected that additional expenses of approximately € 750 million will be recorded in 2005 as further actions are taken related to the BRP.

2002 Plans

Group Restructuring

The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting PCAM (€ 246 million), CIB (€ 93 million) and CI (€ 1 million). These restructuring plans affected approximately 2,100 staff and included a broad range of measures primarily to streamline the Group’s branch network in Germany, as well as its infrastructure. The plan was completed during the year ended December 31, 2003.

Scudder Restructuring

During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. This restructuring plan affected approximately 1,000 Scudder staff. Reserves of € 4 million were released against goodwill in 2003. The plan was completed during the year ended December 31, 2003.

CIB Restructuring

In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group. The restructuring resulted from detailed business reviews and reflected the Group’s outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. Due primarily to lower headcount, the restructuring program was completed at lower than anticipated costs. Therefore, € 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003. The plan was completed during the year ended December 31, 2003.

[30] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group’s office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group’s operations, estimates and assumptions have been made to allocate items, especially consolidation items, between regions.

2004	Total assets	Total gross	Total gross	Income (loss)	Net income
in € m.		revenues[1]	expenses[1]	before taxes	(loss)

International operations:

Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511

North America (primarily U.S.)	212,945	12,547	11,570	977	627

South America	2,867	532	440	92	87

Asia-Pacific	71,928	4,016	3,418	598	262

Total international	634,013	33,525	30,852	2,673	1,487

Domestic operations (Germany)	206,055	11,234	9,878	1,356	985

Total	840,068	44,759	40,730	4,029	2,472

International as a percentage of total above	75%	75%	76%	66%	60%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Includes balance sheet and income statement data from Africa, which were not material in 2004.

2003	Total assets	Total gross	Total gross	Income (loss)	Net income
in € m.		revenues[1]	expenses[1]	before taxes[2]	(loss)

International operations:

Europe (excluding Germany)[3]	327,835	17,674	15,954	1,720	837

North America (primarily U.S.)	221,048	10,156	9,853	303	233

South America	1,277	575	575	–	–

Asia-Pacific	60,101	3,389	2,877	512	357

Total international	610,261	31,794	29,259	2,535	1,427

Domestic operations (Germany)	193,353	11,210	10,989	221	(62)

Total	803,614	43,004	40,248	2,756	1,365

International as a percentage of total above	76%	74%	73%	92%	105%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Before cumulative effect of accounting changes.

[3]	Includes balance sheet and income statement data from Africa, which were not material in 2003.

2002	Total assets	Total gross	Total gross	Income (loss)	Net income
in € m.		revenues[1]	expenses[1]	before taxes[2]	(loss)

International operations:

Europe (excluding Germany)[3]	286,545	18,938	18,618	320	309

North America (primarily U.S.)	205,375	13,352	14,129	(777)	(488)

South America	1,051	963	877	86	52

Asia-Pacific	48,612	3,863	3,271	592	397

Total international	541,583	37,116	36,895	221	270

Domestic operations (Germany)	216,772	18,026	14,698	3,328	127

Total	758,355	55,142	51,593	3,549	397

International as a percentage of total above	71%	67%	72%	6%	68%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Before cumulative effect of accounting changes.

[3]	Includes balance sheet and income statement data from Africa, which were not material in 2002.

[31] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group’s objectives in using derivative instruments are to meet customers’ needs, to manage the Group’s exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

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
For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.
For the years ended December 31, 2004, 2003 and 2002, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 100 million, a loss of € 82 million and a loss of € 81 million, respectively. As of December 31, 2004, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2039.
Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest, credit and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting.
Net (gains) losses of € 81 million, € (13) million and € 226 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2004, 2003 and 2002, respectively.

Derivative Financial Instruments Indexed to Our Own Shares

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

At December 31, 2004, the Group had outstanding call options to purchase approximately 3.5 million shares at a weighted-average strike price of € 68.29 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 20.9 million at December 31, 2004. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 1.7 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank’s own shares are outstanding at December 31, 2004.

Type of contract	Settlement	Maturity	Number of	Weighted-	Effect of	Fair value of
	alternative		issuer’s shares	average strike	decrease	contract
			to which	price (in €)	of share price	asset
			contracts are		by € 1	(liability)
			indexed		(€ in thousands)	(€ in thousands)

Purchased options	Net-cash	Up to 3 months	12,539,217	69.27	(39)	2,754
		> 3 months – 1 year	7,119,315	67.15	(177)	40,705
		> 1 year – 5 years	6,462,566	63.91	(613)	36,906

Sold options	Net-cash	Up to 3 months	1,515,426	62.27	46	(5,148)
		> 3 months – 1 year	24,193,469	65.34	1,536	(51,366)
		> 1 year – 5 years	5,947,696	65.65	857	(52,549)

Forward purchases	Net-cash	Up to 3 months	7,027	64.30	(7)	8
		> 3 months – 1 year	1,489,928	63.30	(1,490)	(206)

	Deutsche Bank choice Net-cash/ physical[1]	Up to 3 months	16,000,000	58.00	(16,000)	(655)
		> 3 months – 1 year	28,720,220	60.90	(28,720)	111,727
		>1 year – 5 years	10,000,000	65.00	(10,000)	(4,303)

Forward sales	Net-cash	Up to 3 months	163,894	65.32	164	(22)
		> 3 months – 1 year	1,312,062	65.32	1,312	(63)

	Counterparty choice Net-cash/ physical[1]	> 3 months – 1 year	386,748	54.39	387	(3,636)
		> 1 year – 5 years	55,708,795	54.52	55,709	(383,946)

[1]	Fair values do not differ significantly relating to settlement alternatives.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Risk

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

in € m.	Dec 31, 2004	Dec 31, 2003

Commitments to extend credit:

Fixed rates[1]	27,897	22,318

Variable rates[2]	77,268	66,566

[1]	Includes commitments to extend commercial letters of credit and guarantees of € 2.4 billion and € 2.3 billion at December 31, 2004 and 2003, respectively.

[2]	Includes commitments to extend commercial letters of credit and guarantees of € 902 million and € 833 million at December 31, 2004 and 2003, respectively.

In addition, as of December 31, 2004 the Group had loan commitments of € 19.2 billion that were revocable at any time. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 58.6 billion and € 41.1 billion, respectively, as of December 31, 2004. As of December 31, 2003, commitments to enter into reverse repurchase and repurchase agreements totaled € 39.3 billion and € 23.5 billion, respectively.

As of December 31, 2004 and 2003, the Group had commitments to contribute capital to equity method and other investments totaling € 324 million and € 399 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:
Financial guarantees, standby letters of credit and performance guarantees, including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group, with a carrying amount of € 592 million and € 666 million and with maximum potential payments of € 26.9 billion and € 24.0 billion as of December 31, 2004 and 2003, respectively, generally require the Group to make payments to the guaranteed party based on another’s failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 17.0 billion) mature within five years, for € 3.5 billion the duration is more than five years and € 6.4 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of € 11.8 billion and € 5.5 billion as of December 31, 2004 and 2003, respectively.
Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty’s underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2004 was € 4.1 billion and € 61.4 billion, respectively. The carrying amount and maximum potential payments of written puts as of December 31, 2003 was € 4.9 billion and € 66.2 billion, respectively. More than half of the puts (€ 36.0 billion) mature within one year, € 22.4 billion have remaining exercise periods of more than one up to five years and € 3.0 billion have remaining terms of more than five years. Additionally, credit derivatives requiring payment by the Group in the event of default of debt obligations have a carrying and maximum potential payment amount of € 473 million and € 4.0 billion, respectively, for those credit derivatives with negative market values and € 486 million and € 2.7 billion, respectively, related to those with positive market values. More than half of the credit derivatives with negative market values (€ 3.4 billion) mature within one year. € 494 million have remaining exercise periods of more than one and up to five years and € 50 million have remaining terms of more than five years. Instruments with positive market values of € 271 million mature within one year, € 2.2 billion have remaining exercise periods of more than one and up to five years and € 249 million have remaining terms of more than five years. These contracts are typically uncollateralized. As of December 31, 2003 the carrying amount and maximum potential payments of credit derivatives related to negative market values was € 1 million and € 53 million, respectively. The credit derivatives related positive market values with a carrying amount and maximum potential payments were € 588 million and € 2.3 billion, respectively.
Securities lending indemnifications require the Group to pay for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. The Group had no securities lending indemnifications as of December 31, 2004 as this business was sold to State Street Bank. At December 31, 2003 the Group had maximum potential indemnification payments totaling € 45.3 billion with contract terms up to six months for which it had received collateral, primarily cash, totaling € 45.9 billion. These indemnifications related to clients whose business had not yet been novated and migrated to State Street Bank and/or who had terminated their relationship.

[32] Concentrations of Credit Risk

The Group defines credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. The Group calculates the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. The tables below show details about the Group’s main credit exposures categories, namely, loans, contingent liabilities, over-the-counter (“OTC”) derivatives and tradable assets.

–	“Loans” are net loans as reported on the balance sheet but before deduction of the allowance for loan losses.

–	“Contingent Liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
–	“OTC Derivatives” are credit exposures from over-the-counter derivative transactions that the Group has entered into. On the Group’s balance sheet, these are included in trading assets and, for derivatives entered into for nontrading purposes, in other assets.
–	“Tradable Assets” include bonds, loans and other fixed-income products that are in trading assets as well as in securities available for sale.
Although the Group considers them in monitoring credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables amounting to € 29.5 billion at December 31, 2004 and € 29.4 billion at December 31, 2003; forward committed repurchase and reverse repurchase agreements of € 99.7 billion at December 31, 2004 and € 62.8 billion at December 31, 2003; and lending-related commitments of € 105.2 billion at December 31, 2004 and € 88.9 billion at December 31, 2003. At December 31, 2004, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.
The following table breaks down the Group’s main credit exposure categories according to the industry sector of the Group’s counterparties.

Credit risk profile by	Loans				Contingent liabilities		OTC derivatives		Tradable assets		Total
industry sector
	Dec. 31,		Dec. 31,		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
in € m.	2004		2003		2004	2003	2004	2003	2004	2003	2004	2003

Banks and insurance	7,787		10,521		4,921	4,990	44,450	46,597	51,406	62,480	108,564	124,588

Manufacturing	13,270		16,155		8,028	7,834	1,837	1,997	15,919	18,241	39,054	44,227

Households	57,076		54,937		1,372	862	285	357	–	–	58,733	56,156

Public sector	3,278		2,309		1,630	377	5,838	3,984	140,614	104,648	151,360	111,318

Wholesale and retail trade	10,288		11,824		2,274	2,454	684	691	3,062	3,589	16,308	18,558

Commercial real estate activities	14,102		13,606		313	722	763	300	1,755	1,447	16,933	16,075

Other	32,888	[1]	38,875	[1]	11,357	9,298	7,810	6,545	32,270	38,064	84,325	92,782

Total	138,689		148,227		29,895	26,537	61,667	60,471	245,026	228,469	475,277	463,704

[1]	Includes lease financing.

In the following table, exposures have been allocated to regions based on the country of domicile of the Group’s counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
region
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
in € m.	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003

Eastern Europe	1,568	1,372	418	491	607	588	3,282	2,840	5,875	5,291

Western Europe	112,139	120,136	18,840	16,283	36,486	35,428	88,450	87,969	255,915	259,816

Africa	288	395	168	192	300	224	1,000	1,086	1,756	1,897

Asia-Pacific	8,258	7,176	2,656	2,624	6,892	7,072	57,680	36,019	75,486	52,891

North America	14,911	17,038	7,469	6,752	15,820	15,495	87,749	94,632	125,949	133,917

Central and South America	1,522	2,075	326	195	688	571	4,607	3,850	7,143	6,691

Other[1]	3	35	18	–	874	1,093	2,258	2,073	3,153	3,201

Total	138,689	148,227	29,895	26,537	61,667	60,471	245,026	228,469	475,277	463,704

[1]	Includes supranational organizations and other exposures that have not been allocated to a single region.

[33] Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”) requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management’s estimation of the underlying value of the Group.

The following are the estimated fair values of the Group’s financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying amount		Fair value
in € m.	Dec 31, 2004	Dec 31, 2003	Dec 31, 2004	Dec 31, 2003

Financial assets:

Cash and due from banks	7,579	6,636	7,579	6,636

Interest-earning deposits with banks	18,089	14,649	18,100	14,660

Central bank funds sold and securities purchased under resale agreements and securities borrowed	189,551	185,215	189,610	185,351

Trading assets	373,147	345,371	373,147	345,371

Securities available for sale	20,335	24,631	20,335	24,631

Other investments	2,358	2,398	2,364	2,398

Loans (excluding leases), net	133,801	140,963	136,311	143,014

Other financial assets	67,830	53,812	67,992	53,812

Financial liabilities:

Noninterest-bearing deposits	27,274	28,168	27,274	28,168

Interest-bearing deposits	302,195	277,986	302,040	278,262

Trading liabilities	169,606	153,234	169,606	153,234

Central bank funds purchased and securities sold under repurchase agreements and securities loaned	118,173	117,250	118,178	117,348

Other short-term borrowings	20,118	22,290	20,115	22,315

Other financial liabilities	60,598	72,132	60,550	72,126

Long-term debt	106,870	97,480	106,602	97,848

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

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

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
The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2004, the fair value of commitments to extend credit approximated the allowance for these commitments of € 107 million.

[34] Condensed Deutsche Bank AG (Parent Company Only) Financial Statements

Condensed Statement of Income

in € m.	2004	2003	2002

Interest revenues, excluding dividends from subsidiaries	17,921	18,080	21,948

Dividends received from subsidiaries:
Banks	1,172	898	1,670
Nonbanks	1,211	1,930	3,934

Interest expense	18,639	17,732	20,761

Net interest and dividend revenues	1,665	3,176	6,791

Provision for loan losses	92	525	1,310

Net interest and dividend revenues after provision for loan losses	1,573	2,651	5,481

Noninterest revenues:
Commissions and fees	2,901	2,864	2,830
Trading revenues, net	6,803	4,940	5,275
Other revenues	153	(35)	763

Total noninterest revenues	9,857	7,769	8,868

Noninterest expenses:
Compensation and benefits	5,074	5,414	4,857
Other expenses	3,533	3,513	3,887
Services provided to affiliates, net	(234)	(29)	(560)

Total noninterest expenses	8,373	8,898	8,184

Income before income taxes and equity in undistributed income of subsidiaries and affiliates	3,057	1,522	6,165

Income tax expense (benefit)	721	(333)	978

Income before cumulative effect of accounting changes	2,336	1,855	5,187

Cumulative effect of accounting changes, net of tax	–	140	–

Income before equity in undistributed income (loss) of subsidiaries and affiliates	2,336	1,995	5,187

Equity in undistributed income (loss) of subsidiaries and affiliates	136	(630)	(4,790)

Net income	2,472	1,365	397

Condensed Balance Sheet

in € m.	Dec 31, 2004	Dec 31, 2003

Assets

Cash and due from banks:
Bank subsidiaries	203	645
Other	3,586	2,532

Interest-earning deposits with banks:
Bank subsidiaries	37,803	39,470
Other	12,070	12,600

Securities borrowed and central bank funds sold and securities purchased under resale agreements:
Bank subsidiaries	3,043	4,288
Nonbank subsidiaries	65,530	49,728
Other	81,746	84,122

Trading assets:
Bank subsidiaries	4,601	6,238
Nonbank subsidiaries	5,673	6,789
Other	278,802	233,592

Securities available for sale	4,720	4,133

Other investments	3,551	3,045

Investment in subsidiaries:
Bank subsidiaries	7,749	7,688
Nonbank subsidiaries	32,624	34,114

Loans, net:
Bank subsidiaries	3,993	3,474
Nonbank subsidiaries	91,746	90,958
Other	46,673	54,123

Other assets:
Bank subsidiaries	3,085	1,968
Nonbank subsidiaries	7,552	7,923
Other	47,244	32,221

Total assets	741,994	679,651

Liabilities and shareholders’ equity

Deposits:
Bank subsidiaries	61,357	61,064
Nonbank subsidiaries	61,888	57,634
Other	231,910	211,986

Trading liabilities:
Bank subsidiaries	2,554	4,587
Nonbank subsidiaries	4,970	4,554
Other	118,172	105,778

Securities loaned and central bank funds purchased and securities sold under repurchase agreements:
Bank subsidiaries	11,044	12,225
Nonbank subsidiaries	19,607	19,338
Other	55,472	53,639

Other short-term borrowings:
Bank subsidiaries	1,453	155
Nonbank subsidiaries	1,085	690
Other	7,101	5,275

Other liabilities:
Bank subsidiaries	952	870
Nonbank subsidiaries	15,114	8,675
Other	27,888	22,661

Long-term debt	95,523	82,318

Total liabilities	716,090	651,449

Total shareholders’ equity	25,904	28,202

Total liabilities and shareholders’ equity	741,994	679,651

Condensed Statement of Cash Flows

in € m.	2004	2003	2002

Cash flows from operating activities:

Net income	2,472	1,365	397

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	92	(2,226)	1,310
Equity in undistributed income of subsidiaries	(136)	490	4,790
Deferred income taxes, net	735	94	(903)
Impairment, depreciation and other amortization and accretion	283	1,473	3,919
Share of net loss (income) from equity method investments	(79)	15	856
(Gains) losses on securities available for sale, other investments, loans and other	(204)	(157)	(1,424)
Cumulative effect of accounting changes, net of tax	–	(139)	–
Other, net	–	7	(1)

Net change in:
Trading assets	(42,457)	(10,378)	(22,671)
Other assets	(12,515)	(7,105)	(1,544)
Trading liabilities	10,777	9,249	5,576
Other liabilities	11,307	10,180	(5,030)
Other, net	(306)	(648)	1,405

Net cash (used in) provided by operating activities	(30,031)	2,220	(13,320)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	2,198	8,125	11,511
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(12,181)	(22,506)	9,128
Loans	4,092	(1,585)	29,662
Investment in subsidiaries	1,565	(2,326)	3,847

Proceeds from:
Sale of securities available for sale	987	1,738	4,011
Maturities of securities available for sale	2,967	3,622	6,436
Sale of other investments, loans and other	3,057	4,235	8,495

Purchase of:
Securities available for sale	(2,874)	(5,902)	(6,480)
Other investments	(2,032)	(1,249)	(3,358)
Premises and equipment	(209)	(284)	(402)
Other, net	56	84	376

Net cash (used in) provided by investing activities	(2,374)	(16,048)	63,226

Cash flows from financing activities:

Net change in:
Deposits	24,476	(729)	(48,949)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	922	13,591	(12,158)
Other short-term borrowings	3,519	2,946	480

Issuances of long-term debt	30,385	22,701	34,603

Repayments and extinguishment of long-term debt	(21,781)	(23,742)	(19,656)

Issuances of common shares	–	–	73

Purchases of treasury shares	(34,471)	(25,464)	(30,755)

Sale of treasury shares	30,850	23,389	28,665

Cash dividends paid	(828)	(756)	(800)

Other, net	12	(30)	(807)

Net cash (used in) provided by financing activities	33,084	11,906	(49,304)

Net effect of exchange rate changes on cash and due from banks	(67)	(288)	(314)

Net increase (decrease) in cash and due from banks	612	(2,210)	288

Cash and due from banks, beginning of the year	3,177	5,387	5,099

Cash and due from banks, end of the year	3,789	3,177	5,387

Interest paid	18,156	18,057	21,111
Income taxes paid, net	(35)	(18)	(521)
Noncash investing activities:
Transfer from available for sale securities to trading assets	–	–	–
Transfer from trading assets to available for sale securities	–	–	–

The following table is a summary of the Parent Company’s long-term debt:

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2004	Dec 31, 2003
in € m.	2005	2006	2007	2008	2009	2009	total	total

Senior debt:

Bonds and notes:

Fixed rate	6,170	5,239	8,442	3,652	9,220	18,407	51,130	42,552

Floating rate	6,400	3,112	5,126	5,620	4,164	9,244	33,666	30,019

Subordinated debt:

Bonds and notes:

Fixed rate	152	1,172	990	–	1,264	4,254	7,832	8,505

Floating rate	–	–	73	–	184	2,638	2,895	1,242

Total	12,722	9,523	14,631	9,272	14,832	34,543	95,523	82,318

[35] Litigation

WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group’s U.S. broker-dealer subsidiary (“DBSI”), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom’s May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom’s auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom’s financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

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

[36] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group’s office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group has and continues to make claims for these costs through its insurance policies.

During 2003, the Group reached a settlement with two of its four insurers. As of December 31, 2004, the Group has partially settled with the other two insurers, including a tri-party agreement in which the Lower Manhattan Development Corporation (LMDC) purchased the land at 130 Liberty Street for U.S.$ 90 million and will pay for the demolition of the building on the property, subject to a demolition cap agreement that establishes an amount above which costs will be borne by the two insurers. The remaining claim with these two insurers has been directed to a binding arbitration process for resolution.
As of December 31, 2004, the Group received payments from the four insurers totaling U.S.$ 747 million. These proceeds for the settled portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, environmental, consulting, and other costs. As a result, the Group recorded a benefit of € 51 million arising from the net insurance reimbursements and sale of the property at 130 Liberty Street. For the years ended December 31, 2003 and 2002, no losses were recorded by the Group.

[37] Condensed Consolidating Financial Information

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

Condensed Consolidating Statement of Income

2004	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:

Interest revenues, including dividends from subsidiaries	20,304	990	20,602	(13,873)	28,023

Interest expense	18,639	528	13,775	(10,101)	22,841

Net interest and dividend revenues	1,665	462	6,827	(3,772)	5,182

Provision for loan losses	92	10	276	(6)	372

Net interest and dividend revenues after provision for loan losses	1,573	452	6,551	(3,766)	4,810

Noninterest revenues:

Commissions and fees, including insurance premiums	2,901	545	6,183	–	9,629

Trading revenues, net	6,803	(105)	(503)	(9)	6,186

Net gains (losses) on securities available for sale	(20)	1	250	4	235

Other revenues	309	802	(361)	(64)	686

Total noninterest revenues	9,993	1,243	5,569	(69)	16,736

Noninterest expenses:

Compensation and benefits	5,074	426	4,783	(61)	10,222

Other expenses	3,299	830	3,387	(221)	7,295

Total noninterest expenses	8,373	1,256	8,170	(282)	17,517

Income before income tax expense and cumulative effect of accounting changes	3,193	439	3,950	(3,553)	4,029

Income tax expense	721	157	428	251	1,557

Income before cumulative effect of accounting changes, net of tax	2,472	282	3,522	(3,804)	2,472

Cumulative effect of accounting changes, net of tax	–	–	–	–	–

Net income (loss)	2,472	282	3,522	(3,804)	2,472

2003	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:

Interest revenues, including dividends from subsidiaries	20,908	807	18,184	(12,316)	27,583

Interest expense	17,732	508	11,800	(8,304)	21,736

Net interest and dividend revenues	3,176	299	6,384	(4,012)	5,847

Provision for loan losses	525	232	371	(15)	1,113

Net interest and dividend revenues after provision for loan losses	2,651	67	6,013	(3,997)	4,734

Noninterest revenues:

Commissions and fees, including insurance premiums	2,864	663	5,917	–	9,444

Trading revenues, net	4,940	67	497	107	5,611

Net gains (losses) on securities available for sale	(67)	(3)	105	(15)	20

Other revenues	(598)	747	992	(795)	346

Total noninterest revenues	7,139	1,474	7,511	(703)	15,421

Noninterest expenses:

Compensation and benefits	5,414	461	4,598	22	10,495

Other expenses	3,484	745	2,975	(300)	6,904

Total noninterest expenses	8,898	1,206	7,573	(278)	17,399

Income before income tax expense (benefit) and cumulative effect of accounting changes	892	335	5,951	(4,422)	2,756

Income tax expense (benefit)	(333)	121	1,013	741	1,542

Income before cumulative effect of accounting changes, net of tax	1,225	214	4,938	(5,163)	1,214

Cumulative effect of accounting changes, net of tax	140	–	11	–	151

Net income (loss)	1,365	214	4,949	(5,163)	1,365

2002	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:

Interest revenues, including dividends from subsidiaries	27,552	1,199	24,644	(17,614)	35,781

Interest expense	20,761	791	18,189	(11,146)	28,595

Net interest and dividend revenues	6,791	408	6,455	(6,468)	7,186

Provision for loan losses	1,310	268	487	26	2,091

Net interest and dividend revenues after provision for loan losses	5,481	140	5,968	(6,494)	5,095

Noninterest revenues:

Commissions and fees, including insurance premiums	2,830	908	7,840	–	11,578

Trading revenues, net	5,275	23	(1,017)	(257)	4,024

Net gains on securities available for sale	371	5	2,989	158	3,523

Other revenues	(4,398)	520	2,638	1,476	236

Total noninterest revenues	4,078	1,456	12,450	1,377	19,361

Noninterest expenses:

Compensation and benefits	4,857	797	5,874	(170)	11,358

Other expenses	3,327	871	5,527	(176)	9,549

Total noninterest expenses	8,184	1,668	11,401	(346)	20,907

Income (loss) before income tax expense (benefit) and cumulative effect of accounting changes	1,375	(72)	7,017	(4,771)	3,549

Income tax expense (benefit)	978	(1)	600	1,612	3,189

Income (loss) before cumulative effect of accounting changes, net of tax	397	(71)	6,417	(6,383)	360

Cumulative effect of accounting changes, net of tax	–	(60)	37	60	37

Net income (loss)	397	(131)	6,454	(6,323)	397

Condensed Consolidating Balance Sheet

Dec 31, 2004	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Assets

Cash and due from banks	3,789	2,031	3,498	(1,739)	7,579

Interest-earning deposits with banks	49,873	3,526	133,505	(168,815)	18,089

Securities borrowed and central bank funds sold and securities purchased under resale agreements	150,319	7,872	146,336	(114,976)	189,551

Trading assets	289,076	3,156	101,330	(20,415)	373,147

Securities available for sale	4,720	1,279	20,021	(5,685)	20,335

Other investments	43,924	2,553	25,356	(63,897)	7,936

Loans, net	142,412	17,225	146,066	(169,359)	136,344

Other assets	57,881	2,618	62,285	(35,697)	87,087

Total assets	741,994	40,260	638,397	(580,583)	840,068

Liabilities

Deposits	355,155	10,175	135,372	(171,233)	329,469

Trading liabilities	125,696	1,055	61,777	(18,922)	169,606

Securities loaned and central bank funds purchased and securities sold under repurchase agreements	86,123	4,712	142,643	(115,305)	118,173

Other short-term borrowings	9,639	10,264	94,171	(93,956)	20,118

Other liabilities	43,954	3,362	59,618	(37,006)	69,928

Long-term debt	95,523	7,589	85,424	(81,666)	106,870

Total liabilities	716,090	37,157	579,005	(518,088)	814,164

Total shareholders’ equity	25,904	3,103	59,392	(62,495)	25,904

Total liabilities and shareholders’ equity	741,994	40,260	638,397	(580,583)	840,068

Dec 31, 2003	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Assets

Cash and due from banks	3,177	1,616	3,759	(1,916)	6,636

Interest-earning deposits with banks	52,070	3,959	123,548	(164,928)	14,649

Securities borrowed and central bank funds sold and securities purchased under resale agreements	138,138	5,743	140,977	(99,643)	185,215

Trading assets	246,619	10,110	105,728	(17,086)	345,371

Securities available for sale	4,133	154	21,051	(707)	24,631

Other investments	44,847	3,441	16,385	(56,103)	8,570

Loans, net	148,555	16,499	127,932	(148,040)	144,946

Other assets	42,112	3,285	60,247	(32,048)	73,596

Total assets	679,651	44,807	599,627	(520,471)	803,614

Liabilities

Deposits	330,684	10,935	133,078	(168,543)	306,154

Trading liabilities	114,919	1,635	53,310	(16,630)	153,234

Securities loaned and central bank funds purchased and securities sold under repurchase agreements	85,202	5,462	94,220	(67,634)	117,250

Other short-term borrowings	6,120	10,916	90,388	(85,134)	22,290

Other liabilities	32,206	3,733	103,459	(60,394)	79,004

Long-term debt	82,318	8,242	73,666	(66,746)	97,480

Total liabilities	651,449	40,923	548,121	(465,081)	775,412

Total shareholders’ equity	28,202	3,884	51,506	(55,390)	28,202

Total liabilities and shareholders’ equity	679,651	44,807	599,627	(520,471)	803,614

Condensed Consolidating Statement of Cash Flows

2004	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash (used in) provided by operating activities	(30,031)	6,263	(6,183)	(29,951)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	2,198	158	(6,929)	(4,573)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(12,181)	(2,528)	10,196	(4,513)
Loans	4,092	(1,882)	698	2,908
Investment in subsidiaries	1,565	–	(1,565)	–

Proceeds from:
Sale of securities available for sale	987	4	20,154	21,145
Maturities of securities available for sale	2,967	302	291	3,560
Sale of other investments, loans and other	3,057	–	9,938	12,995

Purchase of:
Securities available for sale	(2,874)	(1,408)	(20,919)	(25,201)
Other investments	(2,032)	–	832	(1,200)
Loans	–	–	(4,950)	(4,950)
Premises and equipment	(209)	(54)	(529)	(792)

Net cash paid for business combinations/divestitures	–	–	(223)	(223)

Other, net	56	844	(784)	116

Net cash (used in) provided by investing activities	(2,374)	(4,564)	6,210	(728)

Cash flows from financing activities:

Net change in:
Deposits	24,476	–	(1,129)	23,347
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	922	(370)	371	923
Other short-term borrowings	3,519	107	(227)	3,399

Issuances of long-term debt	30,385	–	4,078	34,463

Repayments and extinguishments of long-term debt	(21,781)	(72)	(3,920)	(25,773)

Issuances of common shares	–	–	–	–

Purchases of treasury shares	(34,471)	–	–	(34,471)

Sale of treasury shares	30,850	–	–	30,850

Cash dividends paid	(828)	(830)	830	(828)

Other, net	12	(7)	7	12

Net cash provided by (used in) financing activities	33,084	(1,172)	10	31,922

Net effect of exchange rate changes on cash and due from banks	(67)	–	(233)	(300)

Net increase (decrease) in cash and due from banks	612	527	(196)	943
Cash and due from banks, beginning of year	3,177	1,504	1,955	6,636
Cash and due from banks, end of year	3,789	2,031	1,759	7,579

Interest paid	18,156	516	3,739	22,411
Income taxes paid, net	(35)	1	233	199

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

2003	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash provided by (used in) operating activities	2,220	(2,997)	(8,042)	(8,819)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	8,125	(156)	3,336	11,305
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(22,506)	4,301	(11,643)	(29,848)
Loans	(1,585)	(985)	25,180	22,610
Investment in subsidiaries	(2,326)	–	2,326	–

Proceeds from:
Sale of securities available for sale	1,738	2	11,880	13,620
Maturities of securities available for sale	3,622	13	3,876	7,511
Sale of other investments, loans and other	4,235	–	7,343	11,578

Purchase of:
Securities available for sale	(5,902)	(10)	(14,030)	(19,942)
Other investments	(1,249)	–	(892)	(2,141)
Loans	–	–	(9,030)	(9,030)
Premises and equipment	(284)	(37)	(670)	(991)

Net cash received for business combinations/divestitures	–	–	2,469	2,469

Other, net	84	(237)	480	327

Net cash provided by (used in) investing activities	(16,048)	2,891	20,625	7,468

Cash flows from financing activities:

Net change in:
Deposits	(729)	(3,312)	(17,382)	(21,423)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	13,591	1,247	2,913	17,751
Other short-term borrowings	2,946	(67)	(7,182)	(4,303)

Issuances of long-term debt	22,701	3,141	17,349	43,191

Repayments and extinguishments of long-term debt	(23,742)	(927)	(7,697)	(32,366)

Purchases of treasury shares	(25,464)	–	–	(25,464)

Sale of treasury shares	23,389	–	–	23,389

Cash dividends paid	(756)	–	–	(756)

Other, net	(30)	(46)	39	(37)

Net cash provided by (used in) financing activities	11,906	36	(11,960)	(18)

Net effect of exchange rate changes on cash and due from banks	(288)	–	(686)	(974)

Net (decrease) in cash and due from banks	(2,210)	(70)	(63)	(2,343)
Cash and due from banks, beginning of year	5,387	1,686	1,906	8,979
Cash and due from banks, end of year	3,177	1,616	1,843	6,636

Interest paid	18,057	707	3,848	22,612
Income taxes paid, net	(18)	6	923	911

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

2002	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash provided by (used in) operating activities	(13,320)	6,547	5,990	(783)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	11,511	(120)	(3,591)	7,800
Securities borrowed and central bank funds sold and securities purchased under resale agreements	9,128	(3,744)	(16,639)	(11,255)
Loans	29,662	506	(13,773)	16,395
Investment in subsidiaries	3,847	–	(3,847)	–

Proceeds from:
Sale of securities available for sale	4,011	5	21,819	25,835
Maturities of securities available for sale	6,436	11	1,284	7,731
Sale of other investments, loans and other	8,495	–	58	8,553

Purchase of:
Securities available for sale	(6,480)	(1)	(15,983)	(22,464)
Other investments	(3,358)	–	(1,116)	(4,474)
Loans	–	–	(2,364)	(2,364)
Premises and equipment	(402)	(90)	(1,204)	(1,696)

Net cash paid for business combinations/divestitures	–	–	(1,110)	(1,110)

Other, net	376	5	306	687

Net cash provided by (used in) investing activities	63,226	(3,428)	(36,160)	23,638

Cash flows from financing activities:

Net change in:
Deposits	(48,949)	704	6,967	(41,278)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	(12,158)	4	19,757	7,603
Other short-term borrowings	480	67	(273)	274

Issuances of long-term debt	34,603	–	5,642	40,245

Repayments and extinguishments of long-term debt	(19,656)	(2,783)	(4,762)	(27,201)

Issuances of common share	73	–	–	73

Purchases of treasury shares	(30,755)	–	–	(30,755)

Sale of treasury shares	28,665	–	–	28,665

Cash dividends paid	(800)	–	–	(800)

Other, net	(807)	(118)	470	(455)

Net cash provided by (used in) financing activities	(49,304)	(2,126)	27,801	(23,629)

Net effect of exchange rate changes on cash and due from banks	(314)	(20)	(301)	(635)

Net increase (decrease) in cash and due from banks	288	973	(2,670)	(1,409)
Cash and due from banks, beginning of year	5,099	1,066	4,223	10,388
Cash and due from banks, end of year	5,387	2,039	1,553	8,979

Interest paid	21,111	999	9,239	31,349
Income taxes paid, net	(521)	22	927	408

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Supplemental Financial Information

(Unaudited)

Financial Condition

The following table presents the Group’s average balance sheet and net interest revenues for the periods specified. The average balances for each year are calculated based upon month-end balances for December of the preceding year and for each month of the year except January. The allocations of the assets and liabilities between German and non-German offices are based on the location of the Group’s entity on the books of which it carries the asset or liability. Categories of loans include nonaccrual loans.

Average balance sheet and	2004			2003			2002
net interest revenues	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
in € m.	balance		yield/	balance		yield/	balance		yield/
(except percentages)			rate			rate			rate

Assets

Interest-earning deposits with banks:
In German offices	3,402	89	2.62%	6,606	164	2.48%	10,173	335	3.29%
In non-German offices	18,538	708	3.82%	14,044	738	5.26%	19,775	1,134	5.74%

Total interest-earning deposits with banks	21,940	797	3.63%	20,650	902	4.37%	29,948	1,469	4.91%

Central bank funds sold and securities purchased under resale agreements:
In German offices	17,620	372	2.11%	18,185	456	2.51%	15,743	587	3.73%
In non-German offices	121,215	4,275	3.53%	130,185	4,401	3.38%	126,335	5,992	4.74%

Total central bank funds sold and securities purchased under resale agreements	138,835	4,647	3.35%	148,370	4,857	3.27%	142,078	6,579	4.63%

Securities borrowed:
In German offices	64	2	2.94%	160	3	1.89%	412	5	1.23%
In non-German offices	91,388	1,666	1.82%	78,112	1,426	1.83%	61,391	2,804	4.57%

Total securities borrowed	91,452	1,668	1.82%	78,272	1,429	1.83%	61,803	2,809	4.55%

Trading assets:
In German offices	49,044	1,900	3.87%	30,346	1,408	4.64%	34,068	1,744	5.12%
In non-German offices	248,091	10,696	4.31%	237,981	9,878	4.15%	217,348	9,504	4.37%

Total trading assets	297,135	12,596	4.24%	268,327	11,286	4.21%	251,416	11,248	4.47%

Securities available for sale and other investments:
In German offices	14,887	385	2.59%	16,706	547	3.27%	36,057	1,066	2.96%
In non-German offices	16,633	424	2.55%	16,494	427	2.59%	18,975	576	3.03%

Total securities available for sale and other investments	31,520	809	2.57%	33,200	974	2.93%	55,032	1,642	2.98%

Loans:
In German offices	83,390	3,958	4.75%	90,540	4,338	4.79%	131,336	7,152	5.45%
In non-German offices	61,091	2,938	4.81%	75,168	3,311	4.41%	97,120	4,589	4.72%

Total loans	144,481	6,896	4.77%	165,708	7,649	4.62%	228,456	11,741	5.14%

Total other interest-earning assets	26,194	610	2.33%	21,519	486	2.26%	12,401	293	2.36%

Total interest-earning assets	751,557	28,023	3.73%	736,046	27,583	3.75%	781,134	35,781	4.58%

Cash and due from banks	9,013			8,853			10,338

Noninterest-earning trading assets:
In German offices	26,709			25,779			18,479
In non-German offices	38,847			43,685			40,694

All other assets	60,557			64,562			80,487

Allowance for loan losses	(2,830)			(3,742)			(4,919)

Total assets	883,853			875,183			926,213

% of assets attributable to non-German offices	76%			77%			72%

Average balance sheet and	2004			2003			2002
net interest revenues	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
in € m. (except percentages)	balance		yield/	balance		yield/	balance		yield/
			rate			rate			rate

Liabilities and shareholders’ equity

Interest-bearing deposits:

In German offices:
Time deposits	33,621	1,058	3.14%	36,177	912	2.52%	41,881	1,380	3.29%
Savings deposits	22,773	436	1.92%	24,203	528	2.18%	24,428	678	2.77%
Demand deposits	29,062	459	1.58%	29,393	478	1.63%	29,679	604	2.04%

Total in German offices	85,456	1,953	2.29%	89,773	1,918	2.14%	95,988	2,662	2.77%

In non-German offices:
Time deposits	152,052	3,423	2.25%	135,071	2,806	2.08%	148,571	4,219	2.84%
Savings deposits	6,571	104	1.59%	6,632	77	1.16%	8,120	146	1.80%
Demand deposits	74,104	1,647	2.22%	72,011	1,779	2.47%	77,362	2,292	2.96%

Total in non-German offices	232,727	5,174	2.22%	213,714	4,662	2.18%	234,053	6,657	2.84%

Total interest-bearing deposits	318,183	7,127	2.24%	303,487	6,580	2.17%	330,041	9,319	2.82%

Trading liabilities:
In German offices	22,011	1,099	4.99%	18,593	772	4.15%	16,397	663	4.04%
In non-German offices	82,497	5,767	6.99%	69,468	4,895	7.05%	63,352	3,747	5.91%

Total trading liabilities	104,508	6,866	6.57%	88,061	5,667	6.44%	79,749	4,410	5.53%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	12,639	288	2.28%	14,835	331	2.23%	8,619	291	3.37%
In non-German offices	122,077	4,339	3.55%	135,791	4,264	3.14%	135,408	6,758	4.99%

Total central bank funds purchased and securities sold under repurchase agreements	134,716	4,627	3.43%	150,626	4,595	3.05%	144,027	7,049	4.89%

Securities loaned:
In German offices	1,028	8	0.77%	1,354	1	0.07%	662	17	2.56%
In non-German offices	16,624	548	3.29%	14,837	429	2.89%	10,744	563	5.24%

Total securities loaned	17,652	556	3.15%	16,191	430	2.65%	11,406	580	5.09%

Other short-term borrowings:
In German offices	958	24	2.45%	957	16	1.62%	603	20	3.41%
In non-German offices	20,184	443	2.20%	20,252	582	2.87%	19,994	685	3.42%

Total other short-term borrowings	21,142	467	2.21%	21,209	598	2.82%	20,597	705	3.42%

Long-term debt:[1]
In German offices	36,002	1,146	3.18%	31,736	1,338	4.21%	58,117	2,587	4.45%
In non-German offices	62,891	2,052	3.26%	71,817	2,528	3.52%	85,706	3,945	4.60%

Total long-term debt	98,893	3,198	3.23%	103,553	3,866	3.73%	143,823	6,532	4.54%

Total interest-bearing liabilities	695,094	22,841	3.29%	683,127	21,736	3.18%	729,643	28,595	3.92%

Noninterest-bearing deposits:
In German offices	21,382			20,953			18,909
In non-German offices	10,937			6,958			8,373

Noninterest-bearing trading liabilities:
In German offices	24,139			25,072			17,556
In non-German offices	40,613			38,928			37,165

All other noninterest-bearing liabilities	64,494			71,205			77,778

Shareholders’ equity	27,194			28,940			36,789

Total liabilities and shareholders’ equity	883,853			875,183			926,213

% of liabilities attributable to non-German offices	75%			75%			73%

Rate spread	0.44%			0.57%			0.66%

Net interest margin (net interest revenues to total interest-earning assets):
In German offices	1.43%			1.59%			2.04%
In non-German offices	0.48%			0.57%			0.46%

Total	0.69%			0.79%			0.92%

[1]	Includes trust preferred securities.

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

	2004 over 2003 due to changes in:			2003 over 2002 due to changes in:
	Net	Volume	Rate	Net	Volume	Rate
in € m.	change			change

Interest revenues:

Interest-earning deposits with banks:
German offices	(75)	(84)	9	(171)	(100)	(71)
Non-German offices	(30)	202	(232)	(396)	(307)	(89)

Total interest-earning deposits with banks	(105)	118	(223)	(567)	(407)	(160)

Central bank funds sold and securities purchased under resale agreements:
German offices	(84)	(14)	(70)	(131)	81	(212)
Non-German offices	(126)	(311)	185	(1,591)	177	(1,768)

Total central bank funds sold and securities purchased under resale agreements	(210)	(325)	115	(1,722)	258	(1,980)

Securities borrowed:
German offices	(1)	(2)	1	(2)	(4)	2
Non-German offices	240	242	(2)	(1,378)	621	(1,999)

Total securities borrowed	239	240	(1)	(1,380)	617	(1,997)

Trading assets:
German offices	492	755	(263)	(336)	(181)	(155)
Non-German offices	818	428	390	374	872	(498)

Total trading assets	1,310	1,183	127	38	691	(653)

Securities available for sale and other investments:
German offices	(162)	(56)	(106)	(519)	(623)	104
Non-German offices	(3)	4	(7)	(149)	(70)	(79)

Total securities available for sale and other investments	(165)	(52)	(113)	(668)	(693)	25

Loans:
German offices	(380)	(340)	(40)	(2,814)	(2,029)	(785)
Non-German offices	(373)	(658)	285	(1,278)	(984)	(294)

Total loans	(753)	(998)	245	(4,092)	(3,013)	(1,079)

Other	124	303	(179)	193	206	(13)

Total interest revenues	440	469	(29)	(8,198)	(2,341)	(5,857)

Interest expense:

Interest-bearing deposits:
German offices	35	(95)	130	(744)	(164)	(580)
Non-German offices	512	421	91	(1,995)	(542)	(1,453)

Total interest-bearing deposits	547	326	221	(2,739)	(706)	(2,033)

Trading liabilities:
German offices	327	156	171	109	91	18
Non-German offices	872	911	(39)	1,148	385	763

Total trading liabilities	1,199	1,067	132	1,257	476	781

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(43)	(50)	7	40	161	(121)
Non-German offices	75	(455)	530	(2,494)	19	(2,513)

Total central bank funds purchased and securities sold under repurchase agreements	32	(505)	537	(2,454)	180	(2,634)

Securities loaned:
German offices	7	–	7	(16)	9	(25)
Non-German offices	119	55	64	(134)	170	(304)

Total securities loaned	126	55	71	(150)	179	(329)

Other short-term borrowings:
German offices	8	–	8	(4)	9	(13)
Non-German offices	(139)	10	(149)	(103)	8	(111)

Total other short-term borrowings	(131)	10	(141)	(107)	17	(124)

Long-term debt[1]:
German offices	(192)	164	(356)	(1,249)	(1,118)	(131)
Non-German offices	(476)	(300)	(176)	(1,417)	(578)	(839)

Total long-term debt	(668)	(136)	(532)	(2,666)	(1,696)	(970)

Total interest expense	1,105	817	288	(6,859)	(1,550)	(5,309)

Net change in net interest revenues	(665)	(348)	(317)	(1,339)	(791)	(548)

[1]	Includes trust preferred securities.

Loans Outstanding

The following three tables provide more detailed information on the loan portion of the Group’s credit exposures. The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2004	2003	2002	2001	2000

German:

Banks and insurance	2,047	3,861	1,600	7,444	11,068

Manufacturing	7,364	8,668	9,388	12,612	13,507

Households (excluding mortgages)	14,761	14,161	13,768	13,509	13,920

Households – mortgages	26,175	25,445	25,226	35,283	34,593

Public sector	1,474	1,388	1,750	20,752	22,531

Wholesale and retail trade	3,742	5,133	4,549	6,559	8,865

Commercial real estate activities	11,100	11,629	15,841	28,311	24,695

Lease financing	820	855	416	436	3,107

Other	11,586	12,736	15,898	22,878	27,907

Total German	79,069	83,876	88,436	147,784	160,193

Non-German[1]:

Banks and insurance	5,740	6,660	9,120	12,465	25,919

Manufacturing	5,906	7,487	13,157	19,490	21,253

Households (excluding mortgages)	7,023	6,915	6,937	7,873	8,832

Households – mortgages	9,117	8,416	7,276	6,503	1,112

Public sector	1,804	921	2,834	2,906	3,144

Wholesale and retail trade	6,546	6,691	9,918	9,200	12,680

Commercial real estate activities	3,004	1,977	2,519	7,306	7,864

Lease financing	1,726	3,138	3,905	3,263	4,500

Other	18,830	22,327	27,768	49,297	37,133

Total non-German	59,696	64,532	83,434	118,303	122,437

Gross loans	138,765	148,408	171,870	266,087	282,630

Less: unearned income	76	181	250	664	1,225

Total	138,689	148,227	171,620	265,423	281,405

[1]	For 2001 certain exposures were reclassified from banks and insurance to other (€ 6.5 billion) and from commercial real estate activities to households (€ 2.8 billion).

Loan Maturities and Sensitivity to Changes in Interest Rates

The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2004.

Dec 31, 2004	Within one year	After one but	After five years	Total
in € m.		within five years

German:

Banks and insurance	409	341	1,297	2,047

Manufacturing	4,909	1,829	626	7,364

Households (excluding mortgages)	3,506	4,269	6,986	14,761

Households – mortgages	1,898	5,152	19,125	26,175

Public sector	972	128	374	1,474

Wholesale and retail trade	2,863	527	352	3,742

Commercial real estate activities	2,864	2,784	5,452	11,100

Other	5,921	2,963	2,702	11,586

Total German	23,342	17,993	36,914	78,249

Non-German:

Banks and insurance	3,585	1,029	1,126	5,740

Manufacturing	3,406	2,239	261	5,906

Households (excluding mortgages)	3,771	2,899	353	7,023

Households – mortgages	1,307	526	7,284	9,117

Public sector	1,661	88	55	1,804

Wholesale and retail trade	3,812	2,192	542	6,546

Commercial real estate activities	1,015	1,407	582	3,004

Other	9,644	6,285	2,901	18,830

Total non-German	28,201	16,665	13,104	57,970

Gross loans	51,543	34,658	50,018	136,219

Less: unearned income	(50)	100	23	73

Total	51,593	34,558	49,995	136,146

The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) on December 31, 2004 that had residual maturities of more than one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

Dec 31, 2004	After one but	After five years	Total
in € m.	within five years

Fixed rate loans	26,091	38,264	64,355

Floating or adjustable rate loans	8,467	11,731	20,198

Total	34,558	49,995	84,553

Problem Loans

The following table illustrates total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

	Dec 31,	Dec 31,	Dec 31,	Dec 31,		Dec 31,
in € m.	2004	2003	2002	2001		2000

Nonaccrual loans:
German	3,146	3,448	4,587	6,538		3,730
Non-German	1,353	2,594	5,511	4,990		2,824

Total nonaccrual loans	4,499	6,042	10,098	11,528	[1]	6,554

Loans 90 days or more past due and still accruing:
German	236	335	439	658		1,028
Non-German	11	45	70	189		470

Total loans 90 days or more past due and still accruing	247	380	509	847		1,498

Troubled debt restructurings:
German	71	20	38	57		14
Non-German	18	181	154	222		141

Total troubled debt restructurings	89	201	192	279		155

[1]	Total nonaccrual loans for 2001 includes approximately € 3.4 billion of impaired loans that were classified as potential problem loans in 2000.

The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2004 if those loans had been current in accordance with their original terms and had been outstanding throughout 2004 or since their origination, if we only held them for part of 2004. It also shows the amount of interest income on those loans that was included in net income for 2004. The reduction of interest revenue we experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2004

German loans:
Gross amount of interest that would have been recorded at original rate	138
Less interest, net of reversals, recognized in interest revenue	53

Reduction of interest revenue	85

Non-German loans:
Gross amount of interest that would have been recorded at original rate	90
Less interest, net of reversals, recognized in interest revenue	34

Reduction of interest revenue	56

Total reduction of interest revenue	141

Allowance for Loan Losses

The following table sets forth a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m. (except percentages)	2004	2003	2002	2001	2000

Allowance at beginning of year	3,281	4,317	5,585	6,745	7,281

Charge-offs

German:
Banks and insurance	3	3	8	7	13
Manufacturing	80	57	196	280	123
Households (excluding mortgages)	185	169	400	214	37
Households – mortgages	39	30	45	27	39
Public sector	–	–	–	–	–
Wholesale and retail trade	78	41	140	192	60
Commercial real estate activities	106	59	127	209	148
Lease financing	–	–	–	1	3
Other	231	217	567	426	220
German total	722	576	1,483	1,356	643

Non-German:
Excluding lease financing	672	1,318	1,244	697	652
Lease financing only	–	–	1	2	1
Non-German total	672	1,318	1,245	699	653

Total charge-offs	1,394	1,894	2,728	2,055	1,296

Recoveries

German:
Banks and insurance	1	–	–	–	–
Manufacturing	12	7	4	4	10
Households (excluding mortgages)	37	48	24	15	3
Households – mortgages	–	–	2	2	–
Public sector	–	–	–	–	–
Wholesale and retail trade	12	6	3	1	–
Commercial real estate activities	3	2	3	–	3
Lease financing	–	–	–	–	–
Other	37	36	42	11	35
German total	102	99	78	33	51

Non-German:
Excluding lease financing	50	67	34	34	24
Lease financing only	–	1	–	–	–
Non-German total	50	68	34	34	24

Total recoveries	152	167	112	67	75

Net charge-offs	1,242	1,727	2,616	1,988	1,221

Provision for loan losses	372	1,113	2,091	1,024	478

Other changes (currency translation and allowance related to acquisitions/divestitures)	(66)	(422)	(743)	(196)	207

Allowance at end of year	2,345	3,281	4,317	5,585	6,745

Percentage of total net charge-offs to average loans for the year	0.86%	1.04%	1.15%	0.71%	0.39%

Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104% from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunication industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114% from the prior year. This amount was comprised to both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.
Our total provision for loan losses in 2000 was € 478 million, a decline of 34% from the prior year. This balance was composed of net new specific loan loss provisions and a release of our inherent loss provision. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non-German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13% less in 2000 than the prior year due to in large part to provisions we took in 1999 with respect to significant exposure to a single German borrower in the real estate industry.
For a discussion of the provision for loan losses for the years 2004 and 2003, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Exposure and Allowance for Loan Losses”.

The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (except percentages)	Dec 31, 2004		Dec 31, 2003		Dec 31, 2002		Dec 31, 2001		Dec 31, 2000

German:
Specific loan loss allowance:
Banks and insurance	–	1%	38	3%	37	1%	7	3%	67	4%
Manufacturing	271	5%	338	6%	317	5%	427	5%	668	5%
Households (excluding mortgages)	55	11%	68	10%	121	8%	102	5%	110	5%
Households – mortgages	17	19%	17	17%	5	15%	73	13%	58	12%
Public sector	–	1%	–	1%	–	1%	–	8%	–	8%
Wholesale and retail trade	161	3%	154	3%	130	3%	187	2%	359	3%
Commercial real estate activities	345	8%	350	8%	287	9%	643	11%	773	9%
Other	278	9%	378	9%	479	9%	606	9%	840	11%
Specific German total	1,127		1,343		1,376		2,045		2,875
Inherent loss allowance	417		472		495		1,098		1,395

German total	1,544	57%	1,815	57%	1,871	51%	3,143	56%	4,270	57%

Non-German:
Specific loan loss allowance	527		1,128		1,768		1,675		1,702
Inherent loss allowance	273		338		678		767		773

Non-German total	800	43%	1,466	43%	2,446	49%	2,442	44%	2,475	43%

Total allowance for loan losses	2,345	100%	3,281	100%	4,317	100%	5,585	100%	6,745	100%

Total specific allowance	1,654		2,471		3,144		3,720		4,577

Total inherent loss allowance	691		810		1,173		1,865		2,168

Total allowance for loan losses	2,345		3,281		4,317		5,585		6,745

The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2004, 34% of the Group’s total allowance was attributable to international clients.

in € m.	2004	2003	2002	2001	2000

Allowance at beginning of year	1,466	2,446	2,441	2,475	2,812

Charge-offs	672	1,318	1,245	699	653

Recoveries	50	68	34	34	24

Net charge-offs	622	1,250	1,211	665	629

Provision for loan losses	25	590	1,500	710	219

Other changes (currency translation and allowance related to acquisitions/divestitures)	(69)	(320)	(284)	(79)	73

Allowance at end of year	800	1,466	2,446	2,441	2,475

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75% of the Group’s total assets at December 31, 2004, 2003, and 2002. At December 31, 2004, there were no outstandings that exceeded 0.75% of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2004	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	7,445	6,697	122,679	8,052	59,213	204,086	24.30%

France	2,195	8,249	19,779	3,701	42	33,966	4.04%

Italy	4,103	11,780	12,989	688	1,324	30,884	3.68%

Japan	1,452	7,673	8,034	126	12,486	29,771	3.54%

Netherlands	3,067	2,833	8,836	4,228	–	18,964	2.26%

Great Britain	2,148	2,313	6,100	1,277	–	11,838	1.41%

Spain	3,168	3,341	4,806	257	–	11,572	1.38%

Cayman Islands	339	70	10,269	354	–	11,032	1.31%

Luxembourg	3,336	326	4,783	782	–	9,227	1.10%

Switzerland	1,453	279	4,223	1,212	–	7,167	0.85%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2003	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	9,467	5,532	92,654	3,117	13,140	123,910	15.42%

Japan	1,374	11,928	28,401	186	21,176	63,065	7.85%

Italy	2,835	9,369	13,171	1,351	–	26,726	3.33%

Netherlands	2,620	4,136	10,454	5,688	1	22,899	2.85%

France	2,521	4,557	13,197	1,875	90	22,240	2.77%

Great Britain	3,508	2,195	5,480	6,329	874	18,386	2.29%

Spain	1,823	2,059	7,124	151	3,099	14,256	1.77%

Switzerland	958	1,247	5,323	2,749	–	10,277	1.28%

Cayman Islands	197	70	8,126	783	–	9,176	1.14%

Canada	466	1,052	4,490	736	65	6,809	0.85%

Luxembourg	1,004	133	5,226	199	–	6,562	0.82%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2002	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	23,176	3,560	69,126	2,067	23,702	121,631	16.04%

Japan	2,027	11,659	15,353	122	16,296	45,457	5.99%

Italy	2,630	6,335	14,544	1,116	–	24,625	3.25%

Great Britain	6,286	777	3,735	3,192	6,905	20,895	2.76%

France	4,605	3,969	9,961	1,260	145	19,940	2.63%

Netherlands	5,125	1,911	5,719	2,788	–	15,543	2.05%

Spain	1,281	2,152	5,039	623	3,965	13,060	1.72%

Cayman Islands	5,926	282	3,828	454	–	10,490	1.38%

Switzerland	1,160	683	5,660	2,022	138	9,663	1.27%

Belgium	1,899	658	3,707	549	–	6,813	0.90%

Luxembourg	4,155	45	689	1,387	–	6,276	0.83%

[1]	Other includes commercial and industrial, insurance and other loans.

Deposits

The following table provides an analysis of the maturities of deposits in the amount of U.S.$ 100,000 or more in domestic offices as of December 31, 2004.

2004	Within three	After three	After six months	After one year	Total
	months	months but	but within
in € m.		within six months	one year

Offices in Germany

Certificates of deposits	–	–	107	140	247

Other time deposits	22,810	909	463	5,485	29,667

Total	22,810	909	570	5,625	29,914

The amount of time certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by foreign offices was € 129.8 billion at December 31, 2004.

Total deposits by foreign depositors in German offices amounted to € 21.8 billion, € 17.5 billion and € 20.6 billion at December 31, 2004, 2003 and 2002, respectively.

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

in € m. (except percentages)	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	105,292	102,433	90,709
Average balance	134,716	150,626	144,027
Maximum balance at any month-end	165,305	191,744	189,446
Weighted-average interest rate during the year	3.43%	3.05%	4.89%
Weighted-average interest rate on year-end balance	2.86%	2.37%	2.05%

Securities loaned:
Year-end balance	12,881	14,817	8,790
Average balance	17,652	16,191	11,406
Maximum balance at any month-end	23,131	31,347	17,166
Weighted-average interest rate during the year	3.15%	2.65%	5.09%
Weighted-average interest rate on year-end balance	3.17%	1.28%	2.73%

Commercial Paper:
Year-end balance	9,980	13,150	4,320
Average balance	9,503	10,901	9,306
Maximum balance at any month-end	16,838	18,207	15,187
Weighted-average interest rate during the year	2.09%	2.35%	2.80%
Weighted-average interest rate on year-end balance	1.92%	2.80%	1.12%

Other:
Year-end balance	10,138	9,140	7,253
Average balance	11,639	10,308	11,291
Maximum balance at any month-end	18,606	13,752	19,011
Weighted-average interest rate during the year	2.31%	3.31%	3.93%
Weighted-average interest rate on year-end balance	3.06%	1.58%	2.86%