Form 20-F
period 2005-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2006-03-23
CIK 1159508

As filed with the Securities and Exchange Commission on March 23, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

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

Ordinary Shares, no par value          505,557,676
(as of December 31, 2005)

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  X          No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes          No  X

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X          No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer.

     See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	X	Accelerated filer	Non-accelerated filer

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          Item 18  X

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes          No  X

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

Cautionary Statement Regarding Forward-Looking Statements

We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
–	our implementation of our strategic initiatives and management agenda;
–	the development of aspects of our results of operations;
–	our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and risks relating to changes in interest and currency exchange rates and in asset prices; and
–	other statements relating to our future business development and economic performance.
In addition, we may from time to time make forward-looking statements in our periodic reports to the United States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to Annual General Meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Our Management Board, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.
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
We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
–	changes in general economic and business conditions;
–	changes and volatility in currency exchange rates, interest rates and asset prices;
–	changes in governmental policy and regulation, and political and social conditions;
–	changes in our competitive environment;
–	the success of our acquisitions, divestitures, mergers and strategic alliances;
–	our success in implementing our management agenda and realizing the benefits anticipated therefrom; and
–	other factors, including those we refer to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which we do not refer.

Use of Non-GAAP Financial Measures

This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Examples of our non-U.S. GAAP financial measures are: operating cost base, underlying pre-tax profit, underlying cost/income ratio, average active equity and underlying pre-tax return on equity. For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer to Note [27] to our consolidated financial statements, which is incorporated by reference herein.

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

In reading our income statement data, you should note that the financial accounting treatment under U.S. GAAP for changes in German income tax rates results in a negative impact on our results of operations in the years 2001 through 2005. These tax rate changes, which were enacted in 2000 and 1999, were:
–	significant reductions, effective in 1999 and 2001, in the corporate income tax rate; and
–	the reduction to zero, effective in 2002, of the tax rate applicable to capital gains on the sale of certain equity securities.
These reductions in tax rates resulted in significant decreases in our deferred taxes payable, with a corresponding reduction in our income tax expense for 2000. In the years 2001 through 2005, when we sold securities that had accumulated deferred tax provisions within other comprehensive income, we reversed such deferred tax provisions, which resulted in a significant increase in income tax expense.
We more fully explain the financial accounting treatment of these tax rate changes in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”
Due to sales of equity securities for which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse € 544 million, € 120 million, € 215 million, € 2.8 billion and € 995 million of those provisions as income tax expense in 2005, 2004, 2003, 2002 and 2001, respectively. During these years, our net income was € 3.5 billion, € 2.5 billion, € 1.4 billion, € 397 million and € 167 million, respectively. Without the additional income tax expense we describe above, and also without the cumulative effect of accounting changes we describe below, our net income would have been € 4.1 billion, € 2.6 billion, € 1.4 billion, € 3.2 billion and € 1.4 billion in 2005, 2004, 2003, 2002 and 2001, respectively. We recommend that you consider our net income excluding the impact of the changes in income tax rates and the reversing effect and the cumulative effect of accounting changes when you compare the years 2001 through 2005 to one another and to earlier and future periods.
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

Income Statement Data

in € m. and U.S.$ m. (except per share data)	2005	[1]	2005		2004		2003		2002		2001

Net interest revenues	$7,106		6,001		5,182		5,847		7,186		8,620

Provision for loan losses	$443		374		372		1,113		2,091		1,024

Net interest revenues after provision for loan losses	$6,663		5,627		4,810		4,734		5,095		7,596

Commissions and fee revenues	$11,947		10,089		9,506		9,332		10,834		10,727

Trading revenues, net	$8,798		7,429		6,186		5,611		4,024		6,031

Other noninterest revenues	$2,512		2,121		1,044		478		4,503		4,163

Total net revenues	$29,920		25,266		21,546		20,155		24,456		28,517

Compensation and benefits	$13,018		10,993		10,222		10,495		11,358		13,360

Goodwill impairment2/impairment of intangibles	–		–		19		114		62		871

Restructuring activities	$908		767		400		(29)		583		294

Other noninterest expenses	$8,756		7,394		6,876		6,819		8,904		12,189

Total noninterest expenses	$22,682		19,154		17,517		17,399		20,907		26,714

Income before income tax expense and cumulative effect of accounting changes	$7,238		6,112		4,029		2,756		3,549		1,803

Income tax expense	$2,415		2,039		1,437		1,327		372		434

Income tax expense from the 1999/2000 change in effective tax rate and the reversing effect	$644		544	[3]	120	[3]	215	[3]	2,817	[3]	995	[3]

Income before cumulative effect of accounting changes, net of tax	$4,179		3,529	[3]	2,472	[3]	1,214	[3]	360	[3]	374	[3]

Cumulative effect of accounting changes, net of tax	–		–		–		151		37		(207)

Net income	$4,179		3,529	[3]	2,472	[3]	1,365	[3]	397	[3]	167	[3]

Basic earnings per share[4]

Income before cumulative effect of accounting changes, net of tax	$9.02		7.62	[3]	5.02	[3]	2.17	[3]	0.58	[3]	0.60	[3]

Cumulative effect of accounting changes, net of tax	–		–		–		0.27		0.06		(0.33)

Net income	$9.02		7.62	[3]	5.02	[3]	2.44	[3]	0.64	[3]	0.27	[3]

Diluted earnings per share[5]

Income before cumulative effect of accounting changes, net of tax	$8.23		6.95	[3]	4.53	[3]	2.06	[3]	0.57	[3]	0.60	[3]

Cumulative effect of accounting changes, net of tax	–		–		–		0.25		0.06		(0.33)

Net income	$8.23		6.95	[3]	4.53	[3]	2.31	[3]	0.63	[3]	0.27	[3]

Dividends paid per share[6]	$2.01		1.70		1.50		1.30		1.30		1.30

[1]	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.1842 per €, the noon buying rate on December 30, 2005 (the last business day of 2005).

[2]	Goodwill amortization in 2001.

[3]	These figures reflect the income tax expense (benefit) from changes in 1999 and 2000 effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

[4]	We calculate basic earnings per share for each period by dividing our net income by the weighted average number of common shares outstanding.

[5]	We calculate diluted earnings per share for each period by dividing our net income by the weighted average number of common shares and potential dilutive common shares outstanding.

[6]	Dividends we declared and paid in the year.

Balance Sheet Data

in € m. and U.S.$ m.	2005	[1]	2005	2004	2003	2002	2001

Total assets	$1,174,917		992,161	840,068	803,614	758,355	918,222

Loans, net	$179,235		151,355	136,344	144,946	167,303	259,838

Deposits	$450,928		380,787	320,796	299,335	323,541	373,578

Long-term debt	$134,471		113,554	106,870	97,480	104,055	166,908

Common shares	$1,682		1,420	1,392	1,490	1,592	1,591

Total shareholders’ equity	$35,450		29,936	25,904	28,202	29,991	40,193

Tier I risk-based capital (BIS*)	$25,932		21,898	18,727	21,618	22,742	24,803

Total risk-based capital (BIS*)	$40,128		33,886	28,612	29,871	29,862	37,058

*	Bank for International Settlements.

[1]	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.1842 per €, the noon buying rate on December 30, 2005 (the last business day of 2005).

Certain Key Ratios and Figures

The post-tax return on average total shareholders’ equity, adjusted average total shareholders’ equity (which we call “average active equity”), post-tax return on average total assets and price/earnings ratio appearing below are based on our net income, which includes the effects of the financial accounting treatment under U.S. GAAP for the aforementioned income tax rate changes as well as the cumulative effects of accounting changes, net of tax.

	2005	2004	2003

Return on average total shareholders’ equity (post-tax)[1]	12.51%[2]	9.09%[2]	4.72%[2]

Return on average active equity (post-tax)[3]	14.04%[2]	9.98%[2]	4.99%[2]

Return on average total assets (post-tax)[4]	0.35%[2]	0.28%[2]	0.16%[2]

Equity to assets ratio[5]	2.82%[2]	3.08%[2]	3.31%[2]

Cost/income ratio[6]	74.7%	79.9%	81.8%

Employees[7]:
In Germany	26,336	27,093	29,878
Outside Germany	37,091	38,324	37,804

Branches:
In Germany	836	831	845
Outside Germany	752	728	731

Market price:
High	€85.00	€77.77	€66.04
Low	€60.90	€52.37	€32.97
End of year	€81.90	€65.32	€65.70

Price/earnings ratio[8] (at year-end)	11.78 [2]	14.42 [2]	28.44 [2]

[1]	Net income as a percentage of average month-end shareholders’ equity.

[2]	These figures reflect income tax expense of € 544 million in 2005, income tax expense of € 120 million in 2004, and income tax expense of € 215 million in 2003 resulting from the reversal of 1999/2000 credits for tax rate changes pursuant to German tax law. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” The table at the bottom of this page presents these figures excluding these effects.

[3]	Net income as a percentage of adjusted average month-end shareholders’ equity. We calculate this adjusted measure of our return on average total shareholders’ equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “post-tax return on average active equity.” This is not a measure of performance provided for in U.S. GAAP, however, and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of these ratios. The items for which we adjust our ratio result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. For further information on our industrial holdings, see “Item 4: Information on the Company – Our Group Divisions – Corporate Investments Group Division.” We realize gains or losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax rate changes we describe above. Accordingly, the adjustments we make to our average total shareholders’ equity to derive our average active equity are to exclude average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders’ equity for the effect of expected dividend payments to our shareholders. The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active equity:

in € m.	2005	2004	2003

Average total shareholders’ equity	28,201	27,194	28,940
Average unrealized net gains on securities available for sale, net of applicable tax effects	(2,023)	(1,601)	(810)
Average dividends	(1,048)	(815)	(756)

Average active equity	25,130	24,778	27,374
[4]	Net income as a percentage of average total assets.

[5]	Average shareholders’ equity as a percentage of average total assets for each year.

[6]	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues.

[7]	Number of full-time equivalent employees as of the end of each period.

[8]	Market price per share at year-end divided by diluted earnings per share.

Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes”, and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

in € m.	2005	Per share	Per share	2004	Per share	Per share	2003	Per share	Per share
(except per share amounts)		(basic)	(diluted)		(basic)	(diluted)		(basic)	(diluted)

Net income	3,529	7.62	6.95	2,472	5.02	4.53	1,365	2.44	2.31

Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	544	1.18	1.07	120	0.24	0.23	215	0.39	0.36
Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	(151)	(0.27)	(0.25)

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	4,073	8.80	8.02	2,592	5.26	4.76	1,429	2.56	2.42

Dividends

The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2005, 2004, 2003, 2002 and 2001. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the nonconsolidated results of Deutsche Bank as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between the euro and that currency at the time the euros are converted into that currency.

The table does not reflect German withholding tax that will apply to payments made to non-German residents. These are the German withholding tax rates that apply to our dividend payments made to German taxpayers or to non-German residents:
–	dividends that we paid before 2002 were subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25% withholding tax and a 1.375% surcharge); and
–	dividends that we paid in 2002 and thereafter have been subject to, as a result of changes in German tax law, German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge).
Residents of countries that have entered into an income tax convention with Germany may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld. For dividends paid before 2002, residents of the United States who are fully eligible for benefits under the income tax convention entered into between the United States and Germany were entitled to receive a refund from the German tax authorities equal to 16.375% of those dividends. For dividends paid in 2002 and thereafter, those U.S. residents have been entitled to receive a refund equal to 6.1% of those dividends.
For dividends we paid before 2002, U.S. residents who received a refund from the German tax authorities were treated for U.S. federal income tax purposes as though they had received an additional dividend of 5.88% of the dividend we actually paid. For example, for a declared dividend of 100, U.S. residents were treated for U.S. federal income tax purposes as though they received a dividend of 105.88. For dividends paid in 2002 and thereafter, U.S. residents have not been treated as though they received the additional dividend.
For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends beginning in 2002.

	Dividends per		Dividends per	Payout ratio [2,3]
	share	[1]	share

2005 (proposed)	$2.96		€2.50	33%

2004	$2.30		€1.70	33%

2003	$1.89		€1.50	61%

2002	$1.36		€1.30	203%

2001	$1.16		€1.30	481%

[1]	For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under –“Exchange Rate and Currency Information” on the last business day of that year.

[2]	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic earnings per share for that year.

[3]	In reading our payout ratios for each year, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes and also of the cumulative effects of accounting changes. We describe the tax rate changes and their effects in “Item 5: Operating and Financial Review and Prospects – Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” We describe the accounting changes and their cumulative effects in Note [2] to our consolidated financial statements.

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.1842 per euro, the noon buying rate for euros on December 30, 2005 (the last business day of 2005). The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2005 or any other date.

The noon buying rate for euros on December 30, 2005 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

in U.S.$ per €	Period-end	Average	[1]	High	Low

2006:
March (through March 17)	1.2197	–		1.2197	1.1886
February	1.1925	–		1.2092	1.1860
January	1.2158	–		1.2276	1.1842

2005:
December	1.1842	–		1.2041	1.1699
November	1.1790	–		1.2067	1.1667
October	1.1995	–		1.2148	1.1914
September	1.2058	–		1.2538	1.2011

2005	1.1842	1.2400		1.3476	1.1667

2004	1.3538	1.2478		1.3625	1.1802

2003	1.2597	1.1411		1.2597	1.0361

2002	1.0485	0.9499		1.0485	0.8594

2001	0.8901	0.8909		0.9535	0.8370

[1]	We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 17, 2006, the noon buying rate was U.S.$ 1.2197 per euro.

Long-Term Credit Ratings

We believe that maintaining our credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003

Moody’s Investors Service, New York[1]	Aa3	Aa3	Aa3

Standard & Poor’s, New York[2]	AA-	AA-	AA-

Fitch Ratings, New York[3]	AA-	AA-	AA-

[1]	Moody’s defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody’s ranks the obligation in the lower end of the Aa category.

[2]	Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

[3]	Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

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

We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company – Our Group Divisions – Corporate and Investment Bank Group Division.” We also have made significant investments in individual companies through our Corporate Investments Group Division, which we describe in “Item 4: Information on the Company – Our Group Divisions – Corporate Investments Group Division”. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.
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

If we are unable to implement our management agenda, we may be unable to sustain our return on equity or achieve growth in our earnings per share, and our share price may be materially and adversely affected.

Beginning in 2002, we undertook a variety of measures that have enabled us to reduce costs, lower our risk profile, increase efficiency and raise our profitability. To further pursue these objectives, we announced the Business Realignment Program (BRP) in the fourth quarter of 2004. The BRP covers five key initiatives: aligning our sales and trading platforms, aligning our corporate banking efforts, reorganizing our Asset Management Business Division, adding regional focus in Germany and other regions as well as streamlining our infrastructure. The BRP made significant progress in 2005 and the majority of BRP-related restructuring measures were completed by year-end, with the remainder to be completed in 2006 as originally scheduled. In 2005, we reached our published financial target of 25% pre-tax return on average active equity (our target definition of pre-tax return excludes restructuring charges and substantial gains on the sale of our industrial holdings from our income before income taxes). Our ratios of income before income taxes to average active equity and average total shareholders equity were 24% and 22%, respectively.
Going forward, we aim to deliver similar levels of pre-tax return on average active equity (using our target definition) across the business cycle, together with double-digit growth in earnings per share. We also aim to grow all our core businesses, both organically and by targeted, incremental acquisitions, while maintaining a sound capitalization and returning excess capital to our shareholders.
We may be unable to sustain our return on equity or achieve our earnings per share growth objective, and our share price may be materially and adversely affected, should we fail to implement our management agenda or growth initiatives or should such initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees.
We describe our management agenda and its anticipated benefits, as well as factors that could affect the success of this agenda, in ''Item 4: Information on the Company – Business Overview – Our

Business Strategy’’ and ''Item 5: Operating and Financial Review and Prospects – Operating Results – Executive Summary.’’

Operational risks may disrupt our businesses.

We face operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Derivative contracts, particularly for credit derivatives, are not always confirmed with the counterparties on a timely basis; while the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract.
Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.
In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, transportation or other services used by us or third parties with which we conduct business, terrorist activities or disease pandemics.

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

We have made significant investments in individual companies, primarily through our Corporate Investments Group Division. Where we have done so, the effect of losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, including the value thereof reflected in our financial statements, or require us to take charges to our earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures.

Intense competition, in our home market of Germany as well as in international markets, could materially hurt our revenues and profitability.

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
In recent years there has been substantial consolidation and convergence among companies in the financial services industry, particularly in Europe. This trend has significantly increased the capital base and geographic reach of some of our competitors and has hastened the globalization of the securities and other financial services markets. In order to take advantage of some of our most significant challenges and opportunities, we will have to compete successfully with financial institutions that are larger and better capitalized than us and that may have a stronger position in local markets.
As mentioned above, we sometimes commit capital and take market risk to facilitate certain capital markets transactions. We have experienced, and expect to continue to experience, competitive pressure to retain market share by committing capital to businesses or transactions on terms that offer returns that may not be commensurate with their risks. In particular, corporate clients sometimes seek such commitments (such as credit commitments) from financial services firms in connection with investments banking and other assignments. We have also experienced intense price competition in some of our businesses in recent years.

We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate.

The financial services industry has historically been and continues to be among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. Regulation and supervision includes requirements regarding our structure and function, as well as requirements relating to the conduct of our business. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. As a result, we may be subject to an increasing incidence or amount of liability or regulatory sanctions and may be required to make greater expenditures and devote additional resources to address potential liability.
Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.
We may settle litigation or regulatory proceedings prior to a final judgment or determination pursuant to which our liability is established and quantified. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for losses incurred by them even in situations where we do not believe that we are legally compelled to do so. See “Item 8: Financial Information – Legal Proceedings” and Note [34] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.
The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside therefore. See “Item 5: Operational and Financial Review and Prospects – Significant Accounting Policies and Critical Accounting Estimates – Legal, Regulatory and Tax Contingencies”.

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead some potential customers and investors in the U.S. and other countries to avoid doing business with us or investing in our shares.

We engage in a limited amount of business with counterparties in Iran, Libya and Sudan, including counterparties owned or controlled by the governments of such countries, and have a representative office in Tehran, Iran. The U.S. State Department has designated such countries as state sponsors of terrorism, and U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes.
Our business with counterparties of such countries consists mostly of arranging large trade finance facilities to finance the export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. Other business activities include correspondent banking services to banks located in such countries and private banking loans to nationals of such countries. We do not believe our business activities with counterparties of such countries are material to overall business, with our outstandings to borrowers of such countries representing less than 0.1% of our total assets as of December 31, 2005 and our revenues from all such activities representing less than 0.1% of our total revenues for the year ended December 31, 2005.

We are aware, through press reports and other means, of initiatives by governmental entities in the U.S. and by U.S. institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with such countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our shares. In addition, our reputation may suffer due to our association with these countries. Such a result could have significant adverse effects on our business or the price of our shares.

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
The merger of the three institutions and our corporate name were entered into the Commercial Register of the District Court in Frankfurt am Main on May 2, 1957. We operate under the German Stock Corporation Act (Aktiengesetz). We are registered under registration number HRB 30 000. Our registered address is Taunusanlage 12, 60325 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: Peter Sturzinger, Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.
We have made the following significant capital expenditures or divestitures since January 1, 2005:
–	Sale of 3.5% in DaimlerChrysler AG to institutional investors on July 28, 2005 with a total value of € 1.4 billion and a further sale of 2.5% in DaimlerChrysler to institutional investors on November 22, 2005 with a total value of € 1.1 billion.
–	Agreement to sell our entire holding of 37.72% in EUROHYPO AG to Commerzbank AG, which was signed on November 16, 2005, for a total consideration of € 2.6 billion. The sale of the first tranche with a total value of € 0.7 billion was closed on December 15, 2005. Our remaining holding is expected to be sold in the first quarter of 2006.
–	Acquisition of the remaining 60% in United Financial Group, Russia, signed on December 5, 2005 and closed on February 27, 2006.
Since January 1, 2005, there have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers in respect of other companies’ shares.

Business Overview

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 992 billion as of December 31, 2005. As of this date, we employed 63,427 people on a full-time equivalent basis, operating in 73 countries out of 1,588 facilities worldwide, of which 53% were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
In order to best serve our clients and manage our own investments, we are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2005, our group divisions were:
–	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
–	Corporate Banking & Securities (CB&S)
–	Global Transaction Banking (GTB)
–	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
–	Asset and Wealth Management (AWM)
–	Private & Business Clients (PBC)
–	Corporate Investments (CI)
Our organization also includes an infrastructure group into which we centralized our business support areas (which were formerly part of our group divisions) and our Corporate Center. Additionally, we created a regional management function that covers regional responsibilities worldwide.
We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:
–	subsidiaries and branches in many countries;
–	representative offices in many other countries; and
–	one or more representatives assigned to serve customers in almost every other country.
The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2005	2004	[1]	2003 [1]

Germany:
CIB	2,437	2,363		2,558
PCAM	4,606	4,393		4,309

Total Germany	7,043	6,756		6,867

Rest of Europe:
CIB	6,145	4,514		5,019
PCAM	2,539	2,171		2,169

Total Rest of Europe[2]	8,684	6,685		7,188

North America (primarily U.S.):
CIB	4,996	4,437		4,669
PCAM	1,182	1,196		1,468

Total North America	6,177	5,634		6,136

South America:
CIB	233	70		139
PCAM	–	1		1

Total South America	233	71		141

Asia-Pacific:
CIB	2,107	2,029		1,908
PCAM	267	262		253

Total Asia-Pacific[3]	2,374	2,291		2,161

Corporate Investments	1,229	621		(920)

Consolidation & Adjustments	(102)	(140)		(305)

Consolidated net revenues[4]	25,640	21,918		21,268

[1]	Restated to conform to the 2005 management structure.

[2]	The United Kingdom accounted for over one-half of these revenues in 2005, 2004, and 2003. Rest of Europe also includes our African operations.

[3]	Asia-Pacific also includes the Middle East.

[4]	Consolidated total net revenues comprise interest revenues, interest expense and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Management Structure

We operate the three group divisions and the Infrastructure functions under the umbrella of a “virtual holding company”. We use this term to mean that, while we subject the group divisions and infrastructure areas to the overall responsibility of our Management Board, which is supported by the Corporate Center, we do not have a separate legal entity holding these three group divisions and we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:
The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control.
The Group Executive Committee (GEC), established in 2002, comprises the members of the Management Board and the Business Heads of our two client-facing group divisions, CIB and PCAM. Following a change to the responsibilities of the Business Heads of our group divisions in September 2004, one GEC member represents the management of our regions. The GEC is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions. We believe this underscores our commitment to a virtual holding structure.
Within each group division, coordination and management functions are handled by Operating Committees at the group division level and Executive Committees for each of the individual business divisions. Functional Committees assist the Management Board in the management across businesses of specific support and control areas.

Our Business Strategy

Deutsche Bank has a clearly defined business strategy, which encompasses all dimensions of our practice: our corporate identity; our mission and values; our brand; and the program of transformation and profitable growth initiatives which the Bank has implemented in recent years.
Our identity. We are a leading global investment bank with a strong and successful private clients franchise. These are mutually reinforcing businesses; taking full advantage of the synergy potential between these businesses is a strategic priority for us. We are a leader in Europe, with powerful and growing positions in North America, Asia, and key emerging markets. Given the strong positions we enjoy in our core businesses, our focus is on organic and incremental growth initiatives.
Our mission and values. We compete to be the leading global provider of financial solutions for demanding clients, creating exceptional value for our shareholders and people. We are committed to our core values of customer focus, teamwork, innovation, performance and trust.
Our brand. Deutsche Bank’s brand is synonymous with strength and quality throughout the world and our logo is one of the best-recognized brand symbols in the global financial industry as confirmed by Global B2B Brand Monitor. Our brand campaign leverages a distinctive logo, significant business achievements, and a unique, innovative offering to our clients. This campaign has further strengthened our profile in established markets and built awareness in new growth markets.
Transformation. Since 2002, Deutsche Bank has pursued an ambitious and far-reaching ‘transformation’ strategy. Our management agenda focused on four fundamental priorities: capitalizing on global leadership in Corporate and Investment Banking (CIB); achieving profitable growth in Private Clients and Asset Management (PCAM); maintaining strict cost, capital and risk discipline; and establishing Deutsche Bank as the most reputable brand. The success of our ‘transformation’ strategy has given Deutsche Bank significant strategic advantages. We have made significant gains in profitability; we command leading positions in our chosen core businesses; we have substantially reduced credit risk, market risk and alternative asset risk; and we have a clear, balanced capital management strategy, which has allowed us to maintain core capital strength while simultaneously investing in business growth and rewarding shareholders.
Profitable growth. Having created a strong and focused platform, Deutsche Bank pursues a strategy of profitable growth. Our objective is to consolidate our leadership position in Europe; expand our business in the important North American market; and take advantage of growth opportunities in the Asia-Pacific region and other key emerging markets. We aim to grow all our core businesses, both organically and by targeted, incremental acquisitions. Growth initiatives are carefully assessed for their strategic and financial logic, and for their potential to create shareholder value. During 2005 we made significant investments in future growth of our core businesses in all major regions. With growth, we also aim to deliver profitability. In 2005, we successfully reached our published financial target, of 25% pre-tax return on average active equity (our target definition of pre-tax return excludes restructuring charges and substantial gains on the sale of our industrial holdings from our income before income tax). Our ratios of income before income tax to average active equity and to average total shareholders’ equity were 24% and 22%, respectively.
Going forward, we aim to deliver similar levels of pre-tax return on average active equity (using our target definition) across the business cycle, together with double-digit growth in earnings per share. We gained added impetus from our Business Realignment Program, or BRP, which made significant progress during 2005 and was largely executed by year-end, with the remainder to be completed in 2006. This plan produced both revenue and cost synergies by streamlining our business structure, and significantly improved our delivery to our clients.
Growth strategies in our CIB businesses:
In Corporate Banking & Securities, our overall aim is to consolidate and develop our position as a world-leading investment bank (based upon publicly available revenue information). We seek to expand our leading position in Europe (source: Dealogic), and reach top-5 positions in the U.S. and Asia-Pacific. In Sales & Trading, we aim to leverage our commanding share in ‘market access’ products, such as our world no. 1 position in foreign exchange (source: Euromoney) and cash equities, where we rank no. 1 in Europe by volume according to Thomson AutEx. Additionally, we aim to expand in sophisticated, high-value ‘intellectual capital’ products such as derivatives, where our pre-eminent position was reflected in the awards for ‘Derivatives House of the Year’ in both International Financing Review and Risk magazine. We also plan to exploit synergies across our debt and equity platforms and selectively take advantage of profitable proprietary trading opportunities. We aim to expand our presence in the U.S. market by growth in key businesses, such as equity derivatives and mortgage-backed securities. In Asia-Pacific, we aim to capitalize on our strong platforms in all key markets across the region to take advantage of the rapid growth and increasing sophistication of local capital markets. In our corporate finance businesses, we aim to consolidate a strong position in Europe with further gains in market share in the Americas and Asia, by investing in product and industry specialist capabilities, capitalizing on leading franchises in key segments such as financial sponsors and commercial real estate, and deepening our client relationships by means of an integrated corporate coverage model. During 2005, we signaled our determination to expand in the world’s fast-growing corporate banking and securities markets by acquiring leading local capital markets businesses in Russia, Turkey and Mexico, and sealing partnership agreements or joint ventures in China, Saudi Arabia and Australia.
In Global Transaction Banking, we aim to grow revenues by expanding our strong positions in Cash Management in U.S. dollar and euro clearing for both corporate clients and financial institutions, and in Trade Finance, where we aim to build on successful cross-selling collaboration with our colleagues in the Global Markets Business Division. We will expand our Trust and Securities Services business by acquiring the UK Depository and Clearing Centre business from JP Morgan Chase, a transaction which is expected to close in the first half of 2006 subject to regulatory approvals. We aim to further boost earnings by means of recent cost savings initiatives.
Growth strategies in our PCAM businesses:
In Asset and Wealth Management, we aim to further develop Deutsche Bank’s global investment management business, which already has a significant global presence as reflected by invested assets of € 704 billion at the end of 2005 and is a substantial contributor to Group revenues. In the Asset Management Business Division, we aim to expand our global mutual funds business, creating an integrated, global platform which leverages the European strength of our DWS unit. We aim to further expand DWS in Europe, reposition Scudder Investments as DWS Scudder in North America, and extend DWS’s distribution reach into Asian markets. We aim to develop our institutional asset management business by expanding in the fast-growing and profitable area of alternative investments, building our presence in Absolute Return Strategies and consolidating our global leadership in Real Estate Asset Management (source: Euromoney) through our RREEF unit. We aim to expand our traditional institutional asset management business by leveraging key areas of strength, such as our global leadership in the insurance sector where Pensions & Investments identified us as no. 1 manager of non-affiliated insurance assets. In 2005, we signaled our determination to fix or sell unprofitable or non-core business units with the sale of a substantial part of our UK- and Philadelphia-based asset management business to Aberdeen Asset Management PLC. In Private Wealth Management, we aim to grow our business with high net worth individuals and families by further refining our fully-integrated, ‘holistic’ offering of wealth management services, collaborating with product specialists in CIB and Asset Management to further develop sophisticated investment options, and hiring experienced client advisors in markets with significant growth potential.
In Private & Business Clients, we pursue a multi-country strategy to expand our business in investment management, consumer financing and traditional banking products. We aim to consolidate and build on our positions in our core European markets – Germany, Italy and Spain – while simultaneously opening new avenues of growth in emerging Europe and Asia. In Germany, we aim to grow business by adopting innovative approaches to new client segments. We aim to leverage our package of student banking services, launched in 2005, and our distribution agreement with ADAC, Germany’s largest automobile club, which gives us access to 15 million club members. We also aim to capitalize on investments in our distribution network in 2005, which included hiring new client-facing staff, building up our independent sales force, and modernizing and expanding our network of investment and finance centers. We aim to expand our pan-European consumer finance business through our hub in Italy. We also aim to expand in the most important Asian markets – through our branch network in India, which was the focus of investment during 2005, and through our equity stake in Hua Xia Bank in China, as well as our partnership agreement with Hua Xia Bank to develop credit cards, investment products, and other services. We further aim to expand our presence in emerging Europe through the expansion of our branch network in Poland.
Regional management. Our Regional Management is a worldwide management function across businesses and infrastructure areas, whose aim is to provide our clients with the local support they need, ensure effective regional governance, local implementation of our growth strategies, consistent performance management, and to respond to continuously changing market and regulatory requirements. The Regional Management function is represented in the Group Executive Committee (GEC) by the Head of Regional Management worldwide who also chairs the global Regional Management Executive Committee where the six regional CEOs (Germany, Europe, Americas, Asia, Japan/Australia and New Zealand, Middle East/North Africa) are represented. To continue the growth momentum of our operations in our home market Germany, we have implemented various initiatives to drive growth through product innovation, improved client coverage and utilization of cross-divisional revenue and cost synergies. The coordination lies with the Management Committee Germany, which is chaired by the Head of Regional Management worldwide in his role as CEO Germany and further comprises the Business Heads of our Group Divisions, CIB and PCAM, and selected central functions in Germany.
Capital management strategy. We aim to maintain tight management of our risks and capital. Our main capital management objective is to sustain a sound capitalization, both from a regulatory and economic perspective, while supporting profitable business growth. To this end, protection of our strong credit ratings is key. The target is to keep our BIS Tier I capital ratio between 8 and 9%. Our risk position and regulatory capitalization are either directly denominated in foreign currencies or exhibit foreign exchange-sensitive components. The U.S. dollar is particularly important in this regard. The impact of U.S. dollar movements on our risk position is almost completely offset by U.S. dollar-sensitive capital components, such as hybrid Tier I instruments. As a result, our BIS Tier I capital ratio is not adversely impacted by fluctuations in the exchange rate of the euro versus the U.S. dollar.
Our significantly improved profitability has resulted in strong capital formation, which supports our sound capital position. In addition, issuing innovative capital instruments and subordinated debt are among the tools we use to support our regulatory capital. This allows us to reinvest capital into profitable business growth, thus creating sustainable future value for our shareholders – either by supporting increases in risk positions as we grow organically, or by funding the impact on regulatory capital of goodwill/intangible assets in instances where we grow by making incremental acquisitions. As we deploy the capital we generate, however, we will continue to strike a balance between growing our busi-

nesses and rewarding our shareholders. We are committed to return capital in excess of our regulatory and economic capital requirements to our shareholders via both share buy-back programs and dividend payments. In doing so, our shareholders benefit, directly and substantially, from our financial success. In addition, we use shares bought back to hedge equity-based compensation plans.

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

In the first quarter 2005, the Group implemented structural changes associated with the Business Realignment Program. Most of the revisions related to organizational changes below the corporate division level. Since January 1, 2005, the business support areas formerly reported as part of CIB, PCAM and CI were centralized into one infrastructure group (which also covers the Corporate Center functions). As a group-internal service provider, the infrastructure group acts on a non-profit basis and allocates its total noninterest expenses to the recipients of the services (i.e., the corporate divisions) as part of their non-compensation expenses.

Corporate and Investment Bank Group Division

The Corporate and Investment Bank Group Division primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 62% of our net revenues in 2005, 61% in 2004 and 67% in 2003 (on the basis of our management reporting systems).

The Corporate and Investment Bank Group Division’s operations are predominantly located in the world’s primary financial centers, including London, New York, Frankfurt, Tokyo, Singapore and Hong Kong.
The businesses that comprise the Corporate and Investment Bank Group Division seek to reach and sustain a leading global position in corporate and institutional banking services, measured by financial performance, market share, reputation and customer franchise, while making optimal usage of, and achieving optimal return on, our economic capital. The division also continues to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. The Corporate and Investment Bank Group Division’s activities and strategy are primarily client driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of our other businesses.

At December 31, 2005, this group division included two corporate divisions, comprising the following business divisions:

–	Corporate Banking & Securities Corporate Division
–	Global Markets
–	Corporate Finance
–	Global Transaction Banking Corporate Division
–	Trade Finance and Cash Management Corporates
–	Trust and Securities Services and Cash Management Financial Institutions
Corporate Banking & Securities includes our combined debt and equity sales and trading businesses, both of which are housed in our Global Markets Business Division. Global Markets has nine primary business lines and three horizontally-integrated client-facing groups (Debt Capital Markets / Corporate

Coverage, the Institutional Client Group, and Research), unified at a local level by strong regional management. In addition, Corporate Banking & Securities includes the Corporate Finance Business Division, which focuses on providing advisory, equity and debt financing and structuring services to corporates and financial institutional clients. CIB’s client coverage functions are also a key part of the division.

Global Transaction Banking is closely aligned with Corporate Finance, but is a separately managed corporate division, providing trade finance, cash management and trust and securities services. Corporate Finance and Global Transaction Banking are together named Global Banking.

In addition, Corporate Banking & Securities and Global Transaction Banking are supported by the Loan Exposure Management Group (LEMG). LEMG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a hedging regime on a selective basis. LEMG manages credit risk of loans and lending-related commitments within:
–	the investment-grade portfolio of our Corporate and Investment Bank Group Division where original maturities are greater than 180 days, and
–	the medium-sized German companies’ portfolio where original maturities are greater than 360 days, excluding legacy business booked prior to April 2004.
From 2006 onwards, we have expanded the above scope to include previously uncovered maturities and the aforementioned legacy business.

Corporate Banking & Securities Corporate Division
Corporate Division Overview

Corporate Banking & Securities is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
In August 2004, we signed an agreement with Berkshire Mortgage Finance L.P., a subsidiary of the Boston-based Berkshire Group, to acquire substantially all of their origination and servicing assets. The acquisition was closed in October 2004.
In March 2005 we signed a definitive agreement to acquire the remaining 60% of Bender Menkul Degerler Anonim Sirketi (“Bender Securities”) in Turkey, after we initially acquired a 40% equity stake in 2000. The transaction was closed in May 2005.
In April 2005 we signed a Joint Proposal with Al Azizia Commercial Investment Company for the establishment of an investment banking joint venture to provide equities brokerage and other financial services in Saudi Arabia.
In January 2004 we closed on the purchase of a 40% stake in United Financial Group, a Moscow investment bank. In December 2005, we signed definitive agreements to acquire the remaining 60% of the Group, and the acquisition was completed on February 27, 2006.

Products and Services

The Global Markets Business Division is responsible for origination, sales, structuring and trading activities across a wide range of debt, equity, equity-linked, convertible bond, foreign exchange, commodities, derivatives, money market and prime services products. The division aims to deliver creative solutions to the capital-raising, investing and hedging needs of customers, by being able to price and hedge any market risk that clients anywhere in the world may wish to assume or avoid.
Within our Corporate Finance Business Division, our clients are offered not only mergers and acquisitions and general corporate finance advice, together with leveraged debt and equity origination services, but also a variety of credit products and financial services. In addition, we also provide a variety of financial services to the public sector. Corporate Finance also includes coverage functions related to corporate, financial and institutional clients globally.
Within Corporate Banking & Securities, in addition to providing products and services to customers, we conduct proprietary trading, or trading on our own account. Most trading activity is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing this exposure by hedging transac-

tions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also use our capital to exploit market opportunities, and this is what we term proprietary trading.
We undertake designated proprietary trading in foreign exchange, fixed income, credit and equity products. Some of this proprietary trading activity takes the form of arbitrage. For example, in index arbitrage we identify differences between the prices of exchange-traded derivatives (such as futures contracts on an equity index) and the underlying prices on the stock exchange of the individual stocks in the index. In convertible arbitrage, we identify volatility-related pricing differences between the market for convertible debt instruments and the cash and derivatives markets. In credit and equity arbitrage, we use statistics-driven trading strategies based on short-term market movements and indicators to manage our trading book so that the market value of our long positions remains roughly equal to the market value of our short positions. We also undertake risk-arbitrage, which is generally related to mergers and acquisitions, involving, for example, transactions such as buying a target company’s shares at the same time as selling the bidding company’s shares.
All our trading activities, including proprietary trading, are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Market Risk – Value-at-Risk Analysis.”

Distribution Channels and Marketing

In the Corporate Banking & Securities Corporate Division the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have structured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.

Global Transaction Banking Corporate Division
Corporate Division Overview

Global Transaction Banking is primarily engaged in the gathering, moving, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies and comprises the following business divisions:
–	Trade Finance and Cash Management Corporates
–	Trust and Securities Services and Cash Management Financial Institutions
In January 2003 we closed the sale of substantial parts of our Global Securities Services business to State Street Corporation, with the completion of the sale of the Italian and Austrian parts of the business following in the third quarter of 2003. In January 2004, we completed the acquisition of Dresdner Bank AG’s German domestic custody business which we successfully integrated by December 2004.
In January 2006, we signed a definitive agreement to acquire the UK Depository and Clearing Centre business from JP Morgan. This acquisition is expected to close in the first half of 2006, subject to regulatory approvals.

Products and Services

Trade Finance provides comprehensive solutions along the client’s trade value chain by combining international trade risk mitigation products and services with custom-made solutions for structured trade and export finance as well as – in a continuously growing number of regions – cross-selling of interest and currency risk products.
Cash Management caters to the needs of a diverse client base of corporates and financial institutions. With the provision of a comprehensive range of innovative and robust solutions, we handle the complexities of global and regional treasury functions including customer access, payment and collection services, liquidity management, information and account services and electronic bill presentation and payment solutions.
Trust and Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 25 markets.

Distribution Channels and Marketing

The Global Transaction Banking Corporate Division develops and markets its own products and services in Europe, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in the Corporate Banking & Securities Corporate Division.
Customers can be differentiated in two main groups: financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, as well as multinational corporations. In Germany we also focus on middle-market corporations.

Private Clients and Asset Management Group Division

The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 34% of our net revenues in 2005, 37% of our net revenues in 2004, and 39% in 2003 (on the basis of our management reporting systems).

At December 31, 2005, this group division included the following corporate divisions:

–	Asset and Wealth Management (AWM)
–	Private & Business Clients (PBC)

The Asset and Wealth Management Corporate Division is comprised of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM).

The Private & Business Clients Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal and Poland. This is complemented by our newly established market presence in India and China.
In June 2004 our wholly-owned subsidiary, european transaction bank ag (etb), which had been managed within the infrastructure groups of the Private Client and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings. The etb continues to provide securities, funds and derivatives processing. Our holding as well as the operational management of etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the infrastructure service group.
In July 2004, we sold our wholly-owned subsidiary DB Payment to a subsidiary of Deutsche Postbank AG. Prior to the sale, DB Payment had been managed within the infrastructure groups of the Private Client and Asset Management Group Division.

Asset and Wealth Management Corporate Division
Corporate Division Overview

The Asset and Wealth Management Corporate Division operates our global asset management and private wealth management businesses and is among the leading asset managers in the world based on total invested assets. The division serves a range of retail, private and institutional clients, the latter including:
–	insurance companies
–	pension funds
–	corporations
–	governments
–	charities
Starting January 1, 2005, our AM Business Division is organized into three distinct global product lines: Institutional Fixed Income and Equity, Mutual Funds including all DWS and Scudder mutual funds, and Alternative Investments, including Hedge Funds, Quantitative Strategies, Real Estate and Structured Products. This product-centric focus divided the prior traditional asset management into its already existing products with slight modifications. The alternative investments of Hedge Funds and Real Estate remain primarily unchanged, while the emphasis on Quantitative Strategies and Structured Products has been increased with those two becoming a new alternative product offering. During 2005, we saw the implementation of key elements of our realignment program transforming the division from being a collection of regional businesses to a strategically positioned entity with integrated global product lines. We integrated Scudder Investments, the U.S. mutual fund business into the DWS global branding as DWS Scudder effective February 1, 2006 creating a worldwide investment platform of approximately 700 investment professionals. DWS Scudder will focus on the advisor-driven channel in the U.S., with an emphasis on servicing the needs of financial advisors. In Asia-Pacific, DWS launched its first series of mutual funds in Singapore, developing products for the Chinese market through a joint venture with Harvest Asset Management, which was created in March 2005. In October, we closed

Trust Bank in Japan and integrated two separate units into a single entity, DeAM Japan. Also in 2005, we integrated all insurance-related functions – including fixed income management, distribution and advisory services – into a single global unit, creating the no. 1 manager of insurance assets globally (according to “Pensions & Investment”, October 2005), and launched a Specialty Fixed Income business in the U.S.

Our PWM Business Division includes private banking activities for high net worth clients, their families and selected institutions, as well as the Private Client Services (PCS) business in the U.S.
Private Wealth Management (excluding PCS) is organized into regional teams specialized in their respective regional markets. In the U.S., our two PWM franchises, with their specific offering of private banking and brokerage for high net worth individuals, were brought closer together in 2005, which we believe created beneficial synergies for our clients and our businesses due to improved service offering and cost efficiency.
In July 2005, AM announced the sale of a substantial part of its UK- and Philadelphia-based business to Aberdeen Asset Management PLC. The first tranche of the transaction closed on September 30, 2005 and included the UK-based institutional Equity, Fixed Income, Global Equity and Multi-Asset businesses and the UK retail DWS business. In December 2005, AM completed this transaction by selling a substantial part of its UK- and Philadelphia-based business. Excluded from the sale was the Philadelphia-based high yield business, which remains an integral part of AWM’s global platform.
In January 2005, PWM acquired investment manager Wilhelm von Finck AG. The company continues to operate under its own name and offers specific investment solutions for large-scale private and family wealth portfolios.
In 2004, AM merged three Australian trusts – Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust, creating Australia’s fourth largest listed property trust. In connection with this transaction we also transferred our Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings, subsequently selling a 50% interest in DB RREEF Holdings.
Later in 2004, PWM sold a portion of the private client unit of Scudder, Scudder Private Investment Counsel (PIC), to Legg Mason. In addition AM completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH. Also in 2004 we transferred a London based PCS business unit from AWM to CB&S.
In 2003, we acquired Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank. In addition, we sold most of our Passive Asset Management business to Northern Trust Corporation and transferred a substantial part of our direct real estate private equity portfolio to a third-party fund.

Products and Services

AWM’s portfolio/fund management products include active fund management, passive/quantitative fund management, alternative investments and discretionary portfolio management.
AM’s active fund management service offers management of client funds via mutual funds, commingled accounts, and separately managed accounts. Our fund managers invest in equity, fixed income and balanced products that are global, regional, country or industry-specific.
The passive/quantitative fund management services in AM provide a full suite of products, including those of a passive nature, to our customers through a preferred provider agreement with Northern Trust Corporation. We still pursue the passive business within our German Passive Asset Management business, which was not part of the 2003 sale to Northern Trust Corporation, and with specialized passive products that we have chosen strategically to continue as investment management services.
Alternative Investments within AM covers our real estate and hedge fund activities. We manage all of our real estate activities through DB Real Estate, which acquires and manages investments in institutional grade properties and real estate securities on behalf of our institutional and private clients worldwide. We specialize in managing core, value-enhancing and high-yield property investments as well as investments in publicly traded real estate securities and mezzanine loans. We offer several types of structures through which our clients may invest, including commingled funds, both closed and open-end, as well as investment programs that can be customized to meet an individual client’s specific needs. Our hedge fund activities are managed through DB Absolute Return Strategies (DB ARS), whose platform provides access to both Deutsche Bank and third-party hedge fund strategies, and offers both single-manager and multi-manager funds. Our selection process is designed to produce a pool of qualified managers in a range of sectors, strategies and styles. As an asset class, hedge funds are designed to provide attractive risk-adjusted returns in most market environments and offer portfolio diversification benefits to investors. We distribute our products globally to institutions and high net worth individuals.
PWM offers discretionary portfolio management, in which our specialized fund managers have discretion to manage clients’ investments within the clients’ general guidelines. The fund managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where permitted.
AWM also provides brokerage services in which our relationship managers and client advisors provide investment advice to clients where we do not exercise investment discretion. Our services also include advice on wealth management and growth, including tax-optimized investments and estate planning. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where permitted. The relationship managers also advise their clients on the products of third parties in all asset classes.
We further expanded our offering of alternative investments in 2005, especially with respect to innovative solutions within the private equity asset class. We continued to successfully generate foreign exchange products as well as structured investment products in cooperation with the Global Markets Business Division.
Our loans/deposits products include traditional deposit products (including current accounts, time deposits and savings accounts) and more specialized secured and unsecured lending. We offer our clients both standardized and more specialized finance and savings products.
We also offer payment, account & remaining financial services, processing and disposition of cash and non-cash payments in local currency, international payments, letters of credit, guarantees, and other cash transactions.
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of businesses.

Distribution Channels and Marketing

In AM we market our retail products in Germany and other Continental European countries, generally through our established internal distribution channels, and Private & Business Clients Corporate Division’s distribution channels. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third-party distributors. DWS Scudder Investments distributes its retail products to U.S. investors primarily through financial representatives, including brokers at regional firms, independent financial advisors and registered investment advisors. In addition, we distribute our funds directly to members of the American Association of Retired Persons (AARP) Investment Program.
We distribute products for institutional clients through our substantial sales and marketing network within AM and through third-party distribution channels. We also distribute these products through our other businesses, notably the Corporate and Investment Bank Group Division.
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
Within our alternative investments business, we employ global investment management teams that understand the needs of their clients and the dynamics of their specific markets. Within DB Absolute Return Strategies, the investment management teams are divided between single-manager and multi-

manager strategies. DB Real Estate relies on direct client relations staff to provide clients and brokers with access to real estate investment options.
PWM pursues an integrated holistic business model to cater to the complex needs of high net worth clients, their families and selected institutions. Our financial solutions are part of an integrated offering, which includes real estate investment advice as well as advice on philanthropic activities. We tailor our offering to the unique risk-return profile of each client. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.
In our Private Wealth Management onshore business, wealthy customers are served via our relationship manager network in the respective countries. Our customers also have access to our retail branch network and other general banking products we offer through our Private & Business Clients Corporate Division. The offshore business encompasses all of our clients who establish accounts outside their countries of residence. These customers are able to use our offshore services to access financial products that may not be available in their countries of residence.
In addition, the client advisors of the Private Client Services business focus on traditional brokerage offering and asset allocation, including a wide range of third party products.

Private & Business Clients Corporate Division
Corporate Division Overview

The Private & Business Clients Corporate Division established a single business model across Europe with a focused, sales-driven management structure under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small corporate customers.
In 2005 we expanded our presence in selected European and Asian emerging markets. We invested into the growth of the branch network in Poland with the objective to double our presence in this country.
Also in 2005, we established market presence in India and China. We opened our first branches in major Indian cities to participate in the rapid growth of this important emerging Asian market. In China, we signed a contract to buy, together with Sal. Oppenheim, a participation of 14% in Hua Xia Bank. In parallel, Hua Xia Bank and Deutsche Bank agreed on a long-term strategic cooperation.
Additionally, in 2005, we sold our Private Banking business in the Netherlands to Theodoor Gilissen Bankiers N.V.

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
We provide loan and deposit services, with the most significant being building financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The building finance business, which includes mortgages and construction finance, is our most significant lending business. We provide building finance loans primarily for private purposes, such as home financing. Most of our mortgages have an original fixed interest period of five or ten years. In 2005 we also started several initiatives to foster our consumer finance business. For example, in Italy we continued to expand our successful Consumer Finance Platform “Prestitempo”, and we introduced a special student loan program in Germany. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG.
PBC’s payments, account & remaining financial services comprise administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also comprise the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In Italy, Private & Business Clients issues credit cards and processes credit card payments under the Bankamericard brand.
Other products include primarily activities related to asset and liability management.

Distribution Channels and Marketing

To achieve a strong brand position internationally, we market our services consistently throughout Europe. In order to make banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To do this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to its products and services. These channels consist of the following in-person and remote distribution points:
–	Investment and Finance Centers. Investment and Finance Centers offer the entire range of products and advice. In 2005, we launched the so-called ‘Branch of the future – Q 110’ in Berlin, a pilot new branch concept to serve private and business clients.
–	Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents. In 2005, we invested in our mobile sales force network in Germany, opening new offices and hiring additional sales representatives.
–	Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.
–	Internet. On our website, we offer clients brokerage services, account information and product information on proprietary and third-party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.
–	Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with the Bank’s financial advisors.
In addition to our branch network and financial agents, we also enter into country-specific distribution arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. We also entered into an exclusive sales co-operation with ADAC (Germany’s largest automobile club with more than 15 million members) in 2005. In order to complement our product range, we have signed distribution agreements, whereby PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.

Corporate Investments Group Division

The Corporate Investments Group Division manages the majority of our alternative assets portfolio and certain other debt and equity positions. The portfolio includes our industrial holdings, certain private equity and venture capital investments, private equity fund investments, certain corporate real estate investments, our holdings in EUROHYPO AG and Atradius N.V., certain credit exposures and certain other non-strategic investments. Historically, its mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.

We believe that the group division enhances the bank’s portfolio management and risk management capability. The group division is in the course of reducing its equity and other exposure significantly. In this context a number of significant transactions were entered into during 2005, including the agreement to sell our stake in EUROHYPO AG.
Corporate Investments holds interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”). The largest two of these Industrial Holdings, by market value at December 31, 2005, were interests of 4.4% in DaimlerChrysler AG and 2.4% in Allianz AG. Currently, over 98% of our Industrial Holdings are in German corporations.

In 2005, our investment in DaimlerChrysler AG was reduced from 10.4% to 4.4%, our investment in DEUTZ AG was reduced from 4.5% to 2.0%, our investment in Deutsche Beteiligungs AG was reduced from 15.0% to 11.9% and we sold our remaining stake in Südzucker AG.

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
The total market value of these holdings was € 4.1 billion at December 31, 2005. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Market Risk – Market Risk in Our Nontrading Portfolios” for further information.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, in private equity directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds.
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
In July 2005, the merger of our investment in Memec Group Holdings Limited with Avnet Inc. was closed, resulting in a 2.4% stake in Avnet Inc.
In 2005 we continued to reduce our Private Equity on-balance sheet exposure by approximately € 100 million in CI. In particular, several fund investments were sold in the U.S. and Germany.
In 2004, we closed several transactions, reducing our Private Equity on-balance sheet exposure by approximately € 700 million.
In 2003, the major divestiture was the sale of much of our late-stage portfolio to MidOcean Partners LP, in a € 1.5 billion transaction. Less significant transactions included the sale of our investment in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formerly SMATcom GmbH), the reduction of our on-balance sheet exposure by approximately € 110 million by securitization of Private Equity funds, approximately € 350 million by the sale of certain fund investments, and several transactions which further reduced our venture capital exposure.
The Corporate Investments’ portfolio additionally covers certain real estate holdings in Germany, many of which are occupied by Deutsche Bank AG. In 2005 a small number of buildings were sold to various investors.
In 2004 the major real estate transaction was the sale of a German real estate portfolio, which the Group will continue to partly occupy on a medium- to long-term basis, to Eurocastle Investment Limited, an investment company managed by Fortress Investment Group LLC. In 2003 the major transaction was the sale of a real estate portfolio to The Blackstone Group. Due largely to these sales, real estate exposure decreased by approximately € 500 million in 2004 and € 800 million in 2003.
At December 31, 2005, Corporate Investments’ largest equity method investment was a 27.99% stake in EUROHYPO AG. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72% stake in EUROHYPO AG to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction was completed, reducing our stake to 27.99%. The remaining tranche of the transaction is expected to be completed in the first quarter of 2006.
In 2005 our stake in HCL Technologies Limited was reduced from 6.1% to 3.6% in a partial sale.

In 2004 we closed the sale of our interest in the operations of maxblue Americas to Banco do Brazil, our joint venture partner in this investment. maxblue Americas is a brokerage providing a variety of advisory and investment management products and services through internet-based technology, investment centers and personal consultants.

In 2003 we signed contracts to divest our 34.6% stake in Gerling-Konzern-Versicherungs-Beteiligungs-AG (GKB) and to restructure, simultaneously with Swiss Re, Sal. Oppenheim and GKB, the ownership of Atradius N.V. (formerly Gerling NCM Credit and Finance AG), a global credit insurer. When the deal closed in 2003 our stake in Atradius N.V. was 38.4%. After a capital increase by Compañia Española de Seguros y Reaseguros de Crédito y Caucion and Seguros Catalan Occidente in 2004, our stake in Atradius N.V. was diluted to 33.9%. In December 2005, we agreed to sell 21.2% out of our 33.9% stake in Atradius N.V. to Compañia Española de Seguros y Reaseguros de Crédito y Caucion and Seguros Catalan Occidente. This transaction is expected to be completed in the first quarter 2006.
In 2003 we also sold a 2.7% stake in SES Global S.A. and our entire stake in Greek EFG Eurobank Ergasias S.A.

Infrastructure and Regional Management

Effective January 1, 2005 we centralized our business support areas, which were formerly part of our group divisions, and our Corporate Center into one infrastructure group. The business support areas comprise control and service functions for the businesses which mainly relate to CIB and PCAM. The Corporate Center comprises those supra-divisional functions that support the Management Board in its management of the Group.

This infrastructure group is organized along the Management Board members’ areas of responsibilities into COO functions (e.g., information technology, operations and global sourcing), CFO functions (e.g., controlling, tax, risk management and corporate security), CAO functions (e.g., human resources, legal, audit and compliance), and CEO functions (e.g., corporate development and treasury).
The Regional Management function covers regional responsibilities worldwide. Country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. Additionally, in a global context, the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.
All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to the Group Divisions CIB, PCAM and CI.

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
In Germany, our wholesale and retail business is influenced by a significant fragmentation of the banking sector into three pillars: private sector banks like us, public sector banks (Landesbanken and savings banks), and cooperative banks. In particular for the wholesale business, foreign banks also have become important competitors. The public sector banks and the cooperative banks cooperate closely with other banks within their respective pillar and thus operate as networks for most products. Consolidation in the German banking sector has therefore predominantly taken place within the three pillars. In addition, the different legal form of private sector banks, public sector banks and mutual banks impedes cross-pillar consolidation. By virtue of their legal form as public-law institutions, public sector banks were only permitted to be owned by municipalities and other public bodies and were able to rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). Following an agreement of the European Commission and the German government, these mechanisms have generally been discontinued after July 18, 2005, subject to transition rules for liabilities existing on that date. In the meantime, a discussion has evolved as to whether the traditional boundaries between the private sector banks, the public sector banks and the cooperative banks should be abandoned in whole or in part in order to improve the competitiveness of German banks within Europe and globally.
In Europe, wholesale and, even more so, retail banking is characterized by regional fragmentation. Consolidation in the banking industry has mainly taken place within countries. Following a number of acquisitions of European banks by banks from other European countries and technical advice of the Committee of European Banking Supervisors (CEBS) to the European Commission on the review of bank mergers and acquisitions under bank regulatory laws, a discussion has evolved as to how banks within Europe should consolidate also across country borders in order to improve the competitiveness of European banks globally. We monitor these discussions closely and analyze carefully any potential business opportunities or challenges that might emerge in this context.
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
As indicated by a rebound in industry-wide mergers and acquisitions, especially in the banking, securities and financial services industries, the trend toward consolidation and convergence is expected to continue. This trend has significantly increased the capital base and geographic reach of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we have committed capital to support our international operations and to execute large global transactions for our clients.

Competition in Our Businesses
Corporate and Investment Bank Group Division

Our investment banking operation competes in domestic and international markets directly with numerous investment banking firms, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks. Within Germany and other European countries, our main competitors include German private universal banks, public state banks and foreign banks.

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
We are subject to comprehensive regulation and supervision by the BaFin and the Deutsche Bundesbank (referred to as Bundesbank, the German central bank). The European Central Bank regulates us in regard to minimum reserves on deposits and issued securities. We are materially in compliance with the German laws that are applicable to our business.

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
The Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee) the secretariat of which is provided by the Bank for International Settlements (which we refer to as the BIS), as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures, and the creation of a single European Union-wide banking market with no internal barriers to banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway.
In June 2004, the Basel Committee adopted revised recommendations for international capital adequacy standards widely referred to as the Basel II capital framework. The two principal features of the new framework are (1) to align capital requirements more closely with the underlying risks and (2) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The framework has to be implemented in the various countries that participate in the Basel Committee by year-end 2006. Legislation to that effect has been proposed both on a European Union level and in Germany in 2005. We may have to maintain higher levels of capital for bank regulatory purposes, which could increase our financing costs.

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
The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act. The Directive on markets in financial instruments of 2004 (commonly referred to as the MiFiD) aims to further integrate the securities markets and improve competition within the European Union and the European Economic Area by harmonizing rules of conduct. Under the present stage of legislative process we are required to implement such rules by October 2007.

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

Regulation by the Bundesbank

The Bundesbank supports the BaFin and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as examinations to assess the adequacy of our capital base and risk management systems. In this supervisory role the Bundesbank follows the guidelines issued by the BaFin acting in conjunction with the Bundesbank. The Bundesbank is also responsible for the collection and analysis of statistics and reports from German banks.
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

Capital Adequacy Requirements

German capital adequacy principles are based on the principle of risk assessment. German capital adequacy principles, as set forth in Principle I, address capital adequacy requirements for both counterparty risk (Adressenausfallrisiko) and market price risk (Marktrisiko). German banks are required to cover counterparty and market risks with Tier I capital (Kernkapital or “core capital”) and Tier II capital (Ergänzungskapital or “supplementary capital”) (together, haftendes Eigenkapital or “regulatory banking capital”). They may also cover market price risk with Tier III capital (Drittrangmittel) and (to the extent not required to cover counterparty risk) with regulatory banking capital. The calculation of regulatory banking capital and Tier III capital is set forth below.
Principle I requires each German bank to maintain a solvency ratio (Eigenkapitalquote) of regulatory banking capital to risk-weighted assets (gewichtete Risikoaktiva) of at least 8%. Risk-weighted assets include financial swaps, financial forward transactions, options and other off-balance sheet items. We further explain the calculation of risk-weighted assets below. The solvency ratio rules implement European Union directives, which in turn, are based on the recommendations of the Basel Committee.

Regulatory Banking Capital and Risk-Weighted Assets

Regulatory banking capital, the numerator of the solvency ratio, is defined in the Banking Act for banks, such as ourselves, that are organized as stock corporations, as consisting principally of the following items:

Tier I capital:

–	Paid-in Subscribed Capital (not including capital with respect to preferred shares with cumulative dividend rights).
–	Capital Reserves.
–	Earnings (Revenues) Reserves.
–	Fund for General Banking Risks. A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.
–	Silent Partnership Interests (stille Beteiligungen). Silent partnership interests are hybrid participations in the business of a bank. Such interests are subject to certain conditions, including a minimum term of five years (or ten years for purposes of BIS capital rules), noncumulative dividends, participation in the bank’s losses and subordination to the rights of all creditors in the event of insolvency or liquidation of the bank.
Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier I capital calculation.

Tier II capital (limited to the amount of Tier I capital):

–	Preferred Shares (Vorzugsaktien) with cumulative dividend rights.
–	Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.
–	Longer-term Subordinated Debt. (Limited to 50% of the amount of Tier I capital) This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.
–	Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz). A bank may include 45% of these reserves in regulatory banking capital. However, any reserves included in regulatory banking capital must have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings.
–	Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other nonbanking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4% of the book value of the receivables and securities recorded.
–	Certain Unrealized Reserves. These may include up to 45% of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 35% of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4% of its risk-weighted assets. Reserves may be included in Tier II capital only up to a maximum amount of 1.4% of risk-weighted assets.

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

Tier III Capital and Market Price Risk

Principle I also sets forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:
–	foreign exchange net positions;
–	commodities net positions;
–	certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and
–	options positions.
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
Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding Own Funds, risk concentration, risk management, transactions within the group and organization. We are not a financial conglomerate but we would become subject to such supplementary supervision once certain the assets attributed to the insurance sector exceed certain thresholds as the result of an acquisition or organic growth.

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

Limitations on Large Exposures

The Banking Act and the Large Exposure Regulation (Grosskredit- und millionenkreditverordnung) limit a bank’s concentration of credit risks on an unconsolidated and a consolidated basis through restrictions on large exposures (Grosskredite). We are subject to the large exposure applicable to banks and groups of institutions with more than minor trading book positions (trading book institutions).

These rules contain separate restrictions for large exposures related to the banking book (banking book large exposures) and aggregate large exposures (aggregate book large exposures) of a bank or group of institutions.

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

Financial Statements and Audits

As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP. German GAAP for banks primarily reflect the Commercial Code and the Regulation on Accounting by Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute) which in turn implement EU Directives on accounting. The Regulation on Accounting by Credit Institu-

tions and Financial Services Institutions requires a uniform format for the presentation of financial statements for all banks.
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
Compliance with the capital adequacy ratios pursuant to the Basel Capital Accord (see “Capital Adequacy Requirements – Capital Requirements under the Basel Capital Accord”) is based on financial statements prepared for consolidation purposes. Therefore, our compliance with such capital adequacy ratios is based on financial statements prepared in accordance with U.S. GAAP. We anticipate that such compliance will be based on financial statements prepared in accordance with IFRS once we apply the EU Regulation of July 2002.
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

Regulation and Supervision in the United States

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch. We also control U.S. banking subsidiaries, including DBTCA, and U.S. broker-dealers, such as Deutsche Bank Securities Inc., U.S. nondeposit trust companies and nonbanking subsidiaries.

Regulatory Authorities

Deutsche Bank AG is a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act), by virtue of, among other things, our ownership of DBTCA. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”.
DBTCA is a New York state-chartered bank and a member of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). As such, DBTCA is subject to regulation, supervision and examination by the Federal Reserve System and the New York State Banking Department and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is an FDIC-insured Delaware state-chartered bank, but is not a member of the Federal Reserve System. As a state non-member bank, it is subject to regulation, supervision and examination by the FDIC and the Delaware Office of the State Banking Commission. Our New York branch is supervised by the Federal Reserve System and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. Our federally-chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which we conduct banking operations, including New Jersey.

Restrictions on Activities

Federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.

We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including our New York branch and DBTCA) are also restricted from engaging in certain “tying” arrangements involving products and services.

Our two U.S. insured bank subsidiaries are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of these subsidiaries.
Under U.S. law, our activities and those of our subsidiaries are generally limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve Board determines to be a proper incident to banking or managing or controlling banks. Following the Gramm-Leach Bliley Act of 1999 (the GLB Act), however, qualifying bank holding companies and foreign banks that become financial holding companies may engage in a substantially broader range of nonbanking activities in the United States, including securities, merchant banking, insurance and other financial activities, in many cases, without prior notice to, or approval from, the Federal Reserve Board or any other U.S. banking regulator. We became a financial holding company in March 2000 and, so long as we maintain that designation, we are able to engage in this broader range of activities. As a non-U.S. bank, we are generally authorized under the Bank Holding Company Act and Federal Reserve Board regulations to acquire a non-U.S. company engaged in nonfinancial activities provided that the company’s U.S. operations do not exceed thresholds specified in Federal Reserve Board regulations. In addition, under the merchant banking authority granted by the GLB Act and Federal Reserve Board regulations, we and our nonbank subsidiaries may invest in companies that engage in activities that are not financial in nature, as long as we intend to limit the duration of the investment and do not routinely manage any such portfolio company and do not engage in any cross-marketing with our U.S. branch or bank subsidiaries.
Our status as a financial holding company, and resulting ability to engage in the broader range of activities permitted under the GLB Act, are dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain capital ratios comparable to those of a well-capitalized U.S. bank, including a Tier I risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. If we or one of our U.S. depository institutions cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue activities and investments authorized under GLB or terminate our U.S. banking operations.
The GLB Act and Federal Reserve Board regulations contain other provisions that could affect our operations and the operations of all financial institutions. One of these provisions requires us to disclose our privacy policy to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, the states are permitted to adopt more extensive privacy protections through legislation or regulation.
In addition, the so-called “push-out” provisions of the GLB Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. The rules of the Securities and Exchange Commission narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003, while those narrowing the exclusion of banks from the definition of “broker” are proposed to become effective on September 1, 2006. As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been or will be restructured or transferred to one or more U.S. registered broker-dealer subsidiaries.

Additionally, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may engage only in activities that would be permissible for their federally chartered or licensed counterparts, unless the FDIC (in the case of DBTCA) or the Federal Reserve Board (in the case of our New York branch) determines that the additional activity would pose no significant risk to the FDIC’s Bank Insurance Fund (in the case of DBTCA) and is consistent with sound banking practices (in the case of DBTCA and our New York branch). United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which generally are the same as the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank.

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
There are various legal restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities and must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain extensions of credit by a U.S. bank subsidiary to, or purchases of assets by such a subsidiary from, us or our nonbank subsidiaries are subject to volume limitations. These restrictions also apply to transactions of our New York Branch with our U.S. broker-dealer and certain of our other affiliates.

Our New York Branch

Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York in an amount equal to 1% of its liabilities (excluding liabilities to other offices and our subsidiaries), as security for the protection of depositors and certain other creditors. The amount of assets required to be pledged is subject to a maximum of U.S.$400,000,000 in the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York branch has been. Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.
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
The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized”. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes undercapitalized, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5% of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized”. Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized” under Federal Reserve Board regulations.

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

Organizational Structure

We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors, except that we have provided information on Taunus Corporation’s principal subsidiaries to give you an idea of Taunus’ business and on DB Capital Markets (Deutschland) GmbH’s principal subsidiary. We have also included Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft, which was just below the quantifiable factors in 2005, but was a significant subsidiary in previous years. We own 100% of the equity and voting interests in these significant subsidiaries.

Subsidiary	Place of Incorporation

Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany

DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

DB Investments (GB) Limited[7]	London, United Kingdom

DB Value GmbH[8]	Soessen-Gostau, Germany

[1]	This company is a holding company for most of our subsidiaries in the United States.

[2]	This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

[3]	This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.

[4]	The company serves private individuals, affluent clients and small business clients with banking products.

[5]	This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.

[6]	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100% of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

[7]	This company principally acts as an investment holding company. It is a direct subsidiary of Deutsche Bank AG and is the holding company for most of our subsidiaries in the United Kingdom providing financial services in the United Kingdom and to clients outside the United Kingdom (principally centered around the international equities business). Its subsidiaries also provide equity capital for unlisted companies and arrange purchases of interests in companies by their managements.

[8]	DB Value GmbH is the holding company for DB Equity S.à r.l., Luxembourg, which is the holding company for our major industrial shareholdings (Allianz Aktiengesellschaft, DaimlerChrysler Aktiengesellschaft, and Linde Aktiengesellschaft).

Property, Plant and Equipment

On December 31, 2005, we operated in 73 countries out of 1,588 facilities around the world, of which 53% were in Germany. We lease a majority of our offices and branches under long term agreements.

On December 31, 2005, we had premises and equipment with a total book value of approximately € 5.1 billion. Included in this amount were land and buildings with a carrying value of approximately

€ 3.5 billion, of which approximately € 2.0 billion was for our own operations and approximately € 1.5 billion was held for investment purposes.

We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses.
See Note [35] to our consolidated financial statements regarding the damage to our property resulting from the September 11 terrorist attacks.

Information Required by Industry Guide 3

Please see “Item 3: Key Information”, “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”, Note [5] to the consolidated financial statements and pages S-1 through S-11 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.

Item 4A: Unresolved Staff Comments

We have not received written comments from the Securities and Exchange Commission regarding our periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this annual report relates, which remain unresolved.

Item 5: Operating and Financial Review and Prospects

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-3.

Significant Accounting Policies and Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the consolidated financial statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

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

Independent pricing occurs where the prices or parameter inputs are sourced directly from the market. This is the preferred method of valuation control and Controlling performs checks on the ongoing data quality including automated checks for stale and missing prices.
Where prices and parameters are input by the front office, Controlling performs independent price verification of these inputs against available independent market sources.
The majority of the Group’s trading portfolio (including securities and derivatives) and available for sale portfolio are subject to independent pricing or independent price verification procedures.
Where prices or parameter inputs are not observable the appropriateness of fair value is subject to alternative procedures. Such procedures include assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and considering other benchmarks. These procedures require the application of management judgment.
Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk – Value-at-Risk Analysis.” Where fair value is based on financial models, the assumptions and techniques within the models are independently validated by a specialist group within Group Market Risk Management.

Allowance for Loan Losses
We maintain an allowance for loan losses that represents our estimate of probable losses that have occurred in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses are a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions.

The specific loss component is the allowance for losses on loans for which management believes that it is probable that we will be unable to collect all of the principal and interest due under the loan agreement. This component comprises the largest portion of our allowance and requires consideration of various underlying factors which include, but are not limited to, the financial strength of our custom-

ers, the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our re-evaluation.
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
Our provision for loan losses totaled € 374 million, € 372 million and € 1.1 billion for the years ended December 31, 2005, 2004 and 2003, respectively.
For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Credit Loss Experience and Allowance for Loan Losses” and Notes [7] and [8] to the consolidated financial statements.

Impairment of Assets other than Loans
Certain assets, including equity method and other direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, goodwill and other intangible assets, are subject to impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in fair value, or its cost may not be recoverable. Based on our impairment reviews related to these assets, we recorded total impairment charges of € 26 million in 2005, € 135 million in 2004 and € 1.5 billion in 2003. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.

Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments, other equity interests and securities available for sale resulted in impairment charges of € 13 million in 2005, € 96 million in 2004 and € 1.3 billion in 2003. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and other equity interests, see Note [6] to the consolidated financial statements.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The fair value determination used in the impairment assess-

ment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2005 and 2004, goodwill had a carrying amount of € 7.0 billion and € 6.4 billion, respectively, and other intangible assets had a carrying amount of € 1.2 billion and € 1.1 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple divisions. In 2005, no impairment charge was deemed necessary. In 2004, an impairment charge of € 19 million was recorded related to intangible assets in Asset and Wealth Management Corporate Division following the termination of certain investment agreements. In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Asset and Wealth Management Corporate Division. For further discussion on goodwill and other intangible assets, see Note [12] to the consolidated financial statements.

Deferred Tax Assets Valuation Allowance
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. At December 31, 2005 and December 31, 2004 our consolidated gross deferred tax assets were € 13.0 billion and € 20.1 billion, respectively, and our consolidated gross deferred tax liabilities were € 10.4 billion and € 17.7 billion, respectively. Amounts for 2004 have been restated to conform to current year presentation, see Note [25] to the consolidated financial statements. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability. At December 31, 2005 and December 31, 2004 our valuation allowance was € 955 million and € 888 million, respectively.

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
As a result of reviews of the factors discussed above related to the adequacy of the valuation allowance, our income tax expense for the years ended December 31 included a credit of € 9 million for 2005, a credit of € 7 million for 2004 and a charge of approximately € 99 million for 2003. The credit in 2005 was due mainly to an increase in expected realization of operating loss carryforwards and tax credits available to reduce future tax expense.
For further discussion on our deferred taxes and valuation allowance, see Note [25] to the consolidated financial statements.

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

Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot estimate losses or ranges of losses for cases where there is only a reasonable possibility that a loss may have been incurred. See “Item 8: Financial Information – Legal Proceedings” and Note [34] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes resulted in a negative impact on our results of operations in 2005, 2004, 2003 2002 and 2001. These impacts totaled an expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001. We therefore recommend that you also consider our net income for the years 2001 through 2005, excluding the effect of the impact of changes in income tax rates when you compare these years to one another and to earlier and future periods.

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
U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities included an extensive portfolio of eligible equity securities that had appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this 2000 legislation. The elimination of the German tax on capital gains on sales of eligible equity securities was responsible for the majority of a € 9.3 billion income tax benefit we recognized in 2000.
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
The adjustments to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:
–	When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security’s share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 2.1 billion on December 31, 2005 and € 2.7 billion on December 31, 2004.
–	This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.
–	Although we recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, realized gains on sales of these securities in the years 2001 through 2005 have not resulted in any taxes actually payable in cash. In other words, all of the deferred tax benefit and expense amounts were noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders’ equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the income tax expense will have its effect, are both components of shareholders’ equity.
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

in € bn.	2005	2004	2003	2002	2001

Market value	4.1	5.4	6.3	5.3	14.1

Cost	2.2	4.0	4.6	5.0	5.7

Unrealized gains in other comprehensive income	1.9	1.4	1.7	0.3	8.4

Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.1	2.7	2.8	2.9	5.5

Other comprehensive income (loss), net	(0.2)	(1.3)	(1.1)	(2.6)	2.9

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in the years 2001 through 2005, when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001.
Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities. The only tax payable is on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations effectively became subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.
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

Executive Summary
The world economy proved to be quite robust in 2005, growing by 4.5%. GDP growth was 3.5% in the United States, almost 10% in China and 2.5% in Japan. In the European Union the economy grew by 1.5%, however Germany, against a backdrop of weak consumer spending, lagged significantly behind the other countries with a growth rate of only 0.9%. The capital markets developed better than expected in 2005 and confidence in the international financial markets increased. The Nikkei Index and the DAX gained 40% and 27%, respectively. The Dow Jones, with a loss of 0.6%, did not reach these levels, partly reflecting continued interest rate increases by the Federal Reserve. Thanks to our strong global presence, especially in corporate and investment banking and our investment management businesses, we took advantage of the generally favorable economic and market environment. We generated higher revenues in most business areas which, combined with some expense growth and a similar level of loan loss provisions, resulted in significant bottom-line profit growth.

Income before income tax expense increased from € 4.0 billion in 2004 to € 6.1 billion, including restructuring charges of € 767 million related to the Business Realignment Program (similar charges in 2004 amounted to € 400 million). We reported a pre-tax return on average active equity of 24% in 2005 – a substantial improvement over 16% in 2004 (pre-tax return on average total shareholders’ equity was 22% and 15%, respectively, for these years). Net income for 2005 increased 43% to € 3.5 billion compared to € 2.5 billion in 2004, and diluted earnings per share grew 53% to € 6.95.
Compared to 2004, total net revenues excluding the provision for loan losses increased by € 3.7 billion, or 17%, to € 25.6 billion. Revenues grew in all major categories. Net interest and trading revenues were up € 819 million, or 16%, and € 1.2 billion, or 20%, respectively. This growth was primarily attributable to our Sales & Trading businesses, which achieved total revenues (net interest, trading, fee and other revenues) of € 10.6 billion, up 21% from 2004 to a new record level. Our business model, which emphasizes high-value ‘intellectual capital’ products and customized solutions, performed strongly – in both the good and challenging market conditions in 2005. Commission and fee revenues improved by € 582 million to € 10.1 billion in 2005, driven by strong results in both our origination/advisory and investment management businesses. Also contributing to higher revenues in 2005 was an increase of € 821 million in gains on sales from our portfolio of securities available for sale, mainly reflecting gains from the further reduction of our stake in DaimlerChrysler AG.

Our total noninterest expenses were € 19.2 billion compared to € 17.5 billion in 2004. Noninterest expenses reflected restructuring expenses of € 767 million in 2005 and € 400 million in 2004, increased provisions in 2005 related to legal exposures for legacy issues, and € 203 million in 2005 related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of ours. Declines in noninterest expenses due to headcount reductions and other additional measures were offset by higher performance-related bonuses, in line with strong business results, as well as by investments in growth businesses.
In 2005 the provision for loan losses was € 374 million compared to € 372 million in 2004. The level in 2005 partly reflects growth in our consumer lending business, consistent with our stated strategy. At the end of 2005, problem loans were € 3.9 billion, down 20% from € 4.8 billion at the end of 2004, reflecting the quality of our loan book, tight credit risk management, the positive results of workout processes and the overall benign credit environment.

Financial Results
The following table presents our condensed consolidated statement of income for 2005, 2004 and 2003.

				2005 increase		2004 increase
				(decrease) from 2004		(decrease) from 2003
in € m.	2005	2004	2003	in €	in %	in €	in %

Net interest revenues	6,001	5,182	5,847	819	16	(665)	(11)

Provision for loan losses	374	372	1,113	2	1	(741)	(67)

Net interest revenues after provision for loan losses	5,627	4,810	4,734	817	17	76	2

Commissions and fee revenues	10,089	9,506	9,332	582	6	174	2

Trading revenues, net	7,429	6,186	5,611	1,243	20	575	10

Net gains on securities available for sale	1,055	235	20	821	N/M	215	N/M

Net income (loss) from equity method investments	418	388	(422)	30	8	810	N/M

Other noninterest revenues	648	421	880	227	54	(459)	(52)

Total noninterest revenues	19,639	16,736	15,421	2,903	17	1,315	9

Total net revenues	25,266	21,546	20,155	3,719	17	1,391	7

Compensation and benefits	10,993	10,222	10,495	771	8	(273)	(3)

Goodwill impairment/impairment of intangibles	–	19	114	(19)	N/M	(95)	(83)

Restructuring activities	767	400	(29)	367	92	429	N/M

Other noninterest expenses	7,394	6,876	6,819	518	8	57	1

Total noninterest expenses	19,154	17,517	17,399	1,637	9	118	1

Income before income tax expense and cumulative effect of accounting changes	6,112	4,029	2,756	2,083	52	1,273	46

Income tax expense	2,039	1,437	1,327	602	42	110	8

Reversal of 1999/2000 credits for tax rate changes	544	120	215	424	N/M	(95)	(44)

Income before cumulative effect of accounting changes, net of tax	3,529	2,472	1,214	1,056	43	1,258	104

Cumulative effect of accounting changes, net of tax	–	–	151	–	–	(151)	N/M

Net income	3,529	2,472	1,365	1,056	43	1,107	81

N/M – Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes” and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

	2005	Per share	Per share	2004	Per share	Per share	2003	Per share	Per share
in € m. (except per share amounts)		(basic)	(diluted)		(basic)	(diluted)		(basic)	(diluted)

Net income	3,529	7.62	6.95	2,472	5.02	4.53	1,365	2.44	2.31

Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	544	1.18	1.07	120	0.24	0.23	215	0.39	0.36
Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–	(151)	(0.27)	(0.25)

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	4,073	8.80	8.02	2,592	5.26	4.76	1,429	2.56	2.42

Net income above included pre-tax gains of € 750 million in 2005, € 140 million in 2004 and € 222 million in 2003 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

Net Interest Revenues
The following table sets forth data related to our net interest revenues.

				2005 increase		2004 increase
				(decrease)		(decrease)
				from 2004		from 2003
in € m. (except percentages)	2005	2004	2003	in €	in %	in €	in %

Total interest revenues	41,708	28,023	27,583	13,685	49	440	2

Total interest expenses	35,707	22,841	21,736	12,866	56	1,105	5

Net interest revenues	6,001	5,182	5,847	819	16	(665)	(11)

Average interest-earning assets[1]	866,750	751,557	736,046	115,193	15	15,511	2

Average interest-bearing liabilities[1]	809,321	695,094	683,127	114,227	16	11,967	2

Gross interest yield[2]	4.81%	3.73%	3.75%	1.08 ppt	29	(0.02) ppt	(1)

Gross interest rate paid[3]	4.41%	3.29%	3.18%	1.12 ppt	34	0.11 ppt	3

Net interest spread[4]	0.40%	0.44%	0.57%	(0.04) ppt	(9)	(0.13) ppt	(23)

Net interest margin[5]	0.69%	0.69%	0.79%	–	–	(0.10) ppt	(13)

ppt – Percentage points

[1]	Average balances for each year are calculated based upon month-end balances.

[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.

[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

[5]	Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2005 were € 6.0 billion, an increase of € 819 million from 2004. Average interest-bearing volumes of assets and liabilities each increased by approximately € 115 billion, the overall net interest spread narrowed by 4 basis points and our net interest margin stood at 69 basis points in both years. Much of the increase in net interest revenues was related to our trading activities. Factors in this increase include a € 49 billion increase in interest-earning trading assets outstanding (mainly in non-German offices) and the effect of a larger increase in noninterest-bearing trading liabilities than noninterest bearing trading assets. Interest revenues from loans remained nearly unchanged as strong competition held down interest yields and our average loans outstanding changed little year-to-year, though lending picked up later in the year primarily in our retail and wealth management businesses. Our overall funding costs rose by 112 basis points due primarily to the higher rates in the U.S. as the Federal Reserve continued its policy of rate increases.

     The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transac-

tions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they offset the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period.

Trading revenues, net
The following table sets forth data related to our trading revenues.

				2005 increase (decrease)		2004 increase (decrease)
				from 2004		from 2003
in € m. (except percentages)	2005	2004	2003	in €	in %	in €	in %

CIB – Sales & Trading (equity)	3,273	2,192	2,491	1,081	49	(298)	(12)

CIB – Sales & Trading (debt and other products)	3,725	3,666	3,481	59	2	185	5

Other trading revenues	431	328	(361)	103	31	689	N/M

Total trading revenues, net	7,429	6,186	5,611	1,243	20	575	10

N/M – Not meaningful

Trading revenues from CIB – Sales & Trading (equity) increased € 1.1 billion, mainly driven by substantial growth in our equity derivatives business and to a lesser extent greater results from our proprietary activity.

The increase in other trading revenues was mainly due to higher mark-to-market results from credit default swaps used to hedge our investment-grade loan exposure, to a loss of € 13 million in 2005 from a loss of € 231 million in 2004. This development was partly offset because mark-to-market gains related to AWM’s guaranteed-value mutual funds business were reflected in the 2004 results but not in 2005 following its deconsolidation pursuant to the adoption of FIN 46(R).
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

     The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank.

				2005 increase (decrease)		2004 increase (decrease)
				from 2004		from 2003
in € m.	2005	2004	2003	in €	in %	in €	in %

Net interest revenues	6,001	5,182	5,847	819	16	(665)	(11)

Trading revenues, net	7,429	6,186	5,611	1,243	20	575	10

Total net interest and trading revenues	13,430	11,368	11,458	2,062	18	(90)	(1)

Breakdown by Group Division/CIB product[1]:

Sales & Trading (equity)	2,465	1,594	2,288	871	55	(694)	(30)
Sales & Trading (debt and other products)	6,433	5,368	5,369	1,065	20	(1)	—
Total Sales & Trading	8,899	6,963	7,658	1,936	28	(695)	(9)

Loan products[2]	766	698	659	68	10	40	6

Transaction services	913	828	830	85	10	(2)	—

Remaining products[3]	(20)	(135)	(222)	115	85	88	39

Total Corporate and Investment Bank	10,558	8,354	8,924	2,204	26	(570)	(6)

Private Clients and Asset Management	2,818	2,923	2,814	(105)	(4)	109	4

Corporate Investments	37	118	(10)	(81)	(69)	128	N/M

Consolidation & Adjustments	17	(26)	(270)	43	N/M	243	90

Total net interest and trading revenues	13,430	11,368	11,458	2,062	18	(90)	(1)

N/M – Not meaningful

[1]	Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

[2]	Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure.

[3]	Includes origination, advisory and other products.

Corporate and Investment Bank (CIB). The significant increase in combined net interest and trading revenues from sales and trading products of € 1.9 billion to € 8.9 billion reflected our results in commodity, credit, equity and interest rate derivatives and emerging markets. Strong gains from the proprietary business additionally contributed to this development. In loan products, net interest and trading revenues were higher by € 68 million due to lower trading losses on credit risk hedge positions. This was partly offset by a decrease in net interest revenues from our corporate loan book reflecting lower interest margins. The increase of € 85 million in transaction services was due to higher interest revenues from Cash Management products and from Trust and Securities Services. Net interest and trading revenues from remaining products were € 115 million higher than in 2004 mainly due to foreign currency effects on certain corporate liabilities and lower goodwill funding costs.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues were € 2.8 billion in 2005, a decrease of € 105 million compared to 2004. Net interest and trading revenues in 2004 included € 155 million attributable to the aforementioned deconsolidation of AWM’s guaranteed-value mutual funds business. This deconsolidation impact was partly offset by higher net interest revenues in 2005 resulting from increased loan volumes in the retail and wealth management business.
Corporate Investments (CI). The decrease of € 81 million to € 37 million included lower dividend income from our downsized industrial holdings portfolio.

Provision for Loan Losses
Our provision for loan losses reflects charges to and releases from the allowance we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an inherent loss component to cover losses in our loan portfolio that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowance.

Our provision for loan losses in 2005 was € 374 million, nearly unchanged from the prior year (€ 372 million), reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. Exposure in our smaller-balance standardized homogeneous loan portfolio accounted for 98% of our total loan loss provision in 2005.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”.

Noninterest Revenues, Excluding Trading Revenues

				2005 increase (decrease)		2004 increase (decrease)
				from 2004		from 2003
in € m.	2005	2004	2003	in €	in %	in €	in %

Commissions and fee revenues[1]	10,089	9,506	9,332	582	6	174	2

Net gains on securities available for sale	1,055	235	20	821	N/M	215	N/M

Net income (loss) from equity method investments	418	388	(422)	30	8	810	N/M

Other noninterest revenues	648	421	880	227	54	(459)	(52)

Total noninterest revenues, excluding trading revenues	12,210	10,550	9,810	1,660	16	740	8

N/M – Not meaningful
[1] Includes	2005	2004	2003	in €	in %	in €	in %

Commissions and fees from fiduciary activities:
Commissions for administration	396	281	240	115	41	41	17
Commissions for assets under management	3,009	2,847	2,968	163	6	(121)	(4)
Commissions for other securities business	151	83	65	67	81	18	28

Total	3,556	3,211	3,273	345	11	(62)	(2)
Commissions, broker’s fees, markups on securities underwriting and other securities activities:
Underwriting and advisory fees	2,059	1,793	1,638	266	15	155	9
Brokerage fees	1,998	1,918	1,926	80	4	(8)	—

Total	4,057	3,711	3,564	346	9	147	4
Fees for other customer services	2,476	2,584	2,495	(108)	(4)	89	4

Total commissions and fee revenues	10,089	9,506	9,332	582	6	174	2

Commissions and Fee Revenues. Total 2005 commissions and fee revenues were € 10.1 billion, an increase of € 582 million, or 6%, compared with 2004. The increase of € 345 million in commissions and fees from fiduciary activities mainly resulted from higher assets under management in our mutual funds business and higher performance fees in AM’s Real Estate business. Underwriting and advisory fees increased by € 266 million, mainly attributable to improved results from Origination (equity) and Advisory in CIB. The decrease of € 108 million in fees for other customer services was driven by higher sales of insurance products in 2004, due largely to changes in German tax legislation.

Net Gains on Securities Available for Sale. Results in 2005 included € 666 million from gains on sales of DaimlerChrysler AG shares in our industrial holdings portfolio. Additionally, the gains from the disposal of our interest in Südzucker AG and from the partial disposal of HCL Technologies Ltd. contributed to the 2005 profit. In 2004, results included several disposal gains of which the most significant was a € 118 million net gain related to sales of DaimlerChrysler AG shares.
Net Income (Loss) from Equity Method Investments. The key contributors to net income from equity method investments in 2005 and in 2004 were structured transactions in CIB’s sales & trading areas as well as CI’s equity method investments. Both years also include income related to real estate investments in AWM.
Other Noninterest Revenues. Total other noninterest revenues increased by € 227 million in 2005 compared to 2004. The improvement primarily arose because 2004 included provisions for the beneficial interest of the investors in AWM’s guaranteed value mutual funds business. Also contributing to the increase was higher income from other investments in CI and in AWM’s real estate business. These positive factors were partly offset by lower returns from loans held for sale subsequent to interest rate increases, predominantly in the U.S.

Noninterest Expenses
The following table sets forth information on our noninterest expenses.

				2005 increase (decrease)		2004 increase (decrease)
				from 2004		from 2003
in € m.	2005	2004	2003	in €	in %	in €	in %

Compensation and benefits	10,993	10,222	10,495	771	8	(273)	(3)

Other noninterest expenses[1]	7,394	6,876	6,819	518	8	57	1

Goodwill impairment/impairment of intangibles	–	19	114	(19)	N/M	(95)	(83)

Restructuring activities	767	400	(29)	366	92	429	N/M

Total noninterest expenses	19,154	17,517	17,399	1,637	9	118	1

N/M – Not meaningful
[1] Includes:	2005	2004	2003	in €	in %	in €	in %

Net occupancy expense of premises	1,014	1,258	1,251	(244)	(19)	7	1
Furniture and equipment	169	178	193	(9)	(5)	(15)	(8)
IT costs	1,539	1,726	1,913	(187)	(11)	(187)	(10)
Agency and other professional service fees	895	824	836	72	9	(12)	(1)
Communication and data services	599	599	626	–	–	(27)	(4)
Other expenses	3,178	2,291	2,000	886	39	291	15

Total other noninterest expenses	7,394	6,876	6,819	518	8	57	1

Compensation and Benefits. The increase of € 771 million in 2005 compared to 2004 reflected several partly offsetting factors:

–	Performance-related compensation increased in 2005 driven by improved operating results across all of our businesses.
–	Severance payments of € 51 million in 2005 decreased by € 231 million compared to 2004, with almost 60% of the decline attributable to CB&S.
–	Salaries and benefits showed net decreases reflecting headcount reductions related to the BRP and sales of non-core businesses, partly offset by the effects of headcount increases in selected growth businesses.

Other Noninterest Expenses. Total other noninterest expenses increased by € 518 million in 2005. The increase of € 886 million in the category “Other expenses” was mainly attributable to two factors: higher provisions for legal exposures, including provisions related to legacy issues included in Consolidation & Adjustments, and provisions of € 203 million related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of ours. In December 2005, the issuance and redemption of fund share units was temporarily suspended pending an extraordinary revaluation of assets. The provisions of € 203 million represented the estimated costs of direct and indirect compensation to certain share unit holders. The direct compensation would be paid to certain investors who, taking into account the purchase price of their share units and earnings distributions received, would incur a loss due to the revaluation of the properties. Other noninterest expenses also increased due to volume-driven expense increases for payment and clearing services. Declines in net occupancy and IT costs were a modest offset to the increased expenses. Net occupancy expenses decreased in 2005 primarily because 2004 included costs related to the elimination of excess space and sublease losses. Both net occupancy and IT costs also decreased because of ongoing cost containment efforts.

Goodwill Impairment/Impairment of Intangibles. The previous year included an impairment loss of € 19 million in Asset and Wealth Management following the termination of certain investment management agreements in the UK.
Restructuring Activities. During 2005 we continued our BRP which included restructuring charges of € 767 million in 2005 and € 400 million in 2004. For further information on restructuring activities see Note [28] to our consolidated financial statements.

Income Tax Expense
Income tax expense was € 2.6 billion in 2005 compared to € 1.6 billion in 2004, primarily attributable to the increase of operating income and an increase of the reversal, required under U.S. GAAP, of 1999/2000 credits for tax rate changes due to sales of equity securities that are exempt from German income taxes. The reversal of 1999/2000 credits for German tax rate changes was € 544 million in 2005 and € 120 million 2004. The actual effective tax rates were 42% in 2005 and 39% in 2004. Ex-

cluding the effect of the reversal, our effective tax rates were 33% in 2005 and 36% in 2004, with the lower effective tax rate in 2005 mainly due to greater tax-exempt capital gains.

Results of Operations by Segment (2005 vs. 2004)

The following is a discussion of the results of our business segments. See Note [27] to the consolidated financial statements for information regarding

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
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2005. For further discussion of our business segments, see “Item 4: Information on the Company” and Note [27] to the consolidated financial statements. Segment results were prepared in accordance with our management reporting systems.

	Corporate and	Private Clients	Corporate	Total	Consolidation &	Total
2005	Investment	and Asset	Investments	Management	Adjustments	Consolidated
in € m. (except percentages)	Bank	Management		Reporting

Net revenues[2]	15,918	8,594	1,229	25,741	(102)	25,640

Provision for loan losses	32	342	–	374	–	374

Provision for off-balance sheet positions	(22)	(2)	–	(24)	–	(24)

Total provision for credit losses	10	340	(1)	350

Operating cost base[1]	11,120	6,342	181	17,642

Policyholder benefits and claims	–	49	–	49	3	52

Minority interest	37	30	(2)	66	(11)	55

Restructuring activities	418	347	2	767	–	767

Goodwill impairment/impairment of intangibles	–	–	–	–	–	–

Total noninterest expenses[3]	11,575	6,768	181	18,524	654	19,178

Income (loss) before income taxes[4]	4,333	1,485	1,049	6,867	(756)	6,112

Add (deduct):
Net (gains) from businesses sold/held for sale	–	(90)	–	(90)
Significant equity pick-ups/net (gains) from investments	–	–	(156)	(156)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(801)	(801)
Net (gains) on the sale of premises	–	–	(57)	(57)
Restructuring activities	418	347	2	767
Goodwill impairment/impairment of intangibles	–	–	–	–

Underlying pre-tax profit	4,751	1,742	37	6,531

Cost/income ratio in %	73	79	15	72	N/M	75

Underlying cost/income ratio in %	70	75	84	72

Assets[5]	881,643	123,785	15,025	984,318	7,843	992,161

Risk-weighted positions (BIS risk positions)	167,742	74,074	7,448	249,264	1,938	251,202

Average active equity[6]	14,385	6,700	3,047	24,132	998	25,130

Return on average active equity in %	30	22	34	28	N/M	24

Underlying return on average active equity in %	33	26	1	27

N/M – Not meaningful
[1] Includes:

Severance payments	17	22	–	38	13	51
[2]	Net interest revenues and noninterest revenues.

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2004	Corporate and	Private Clients	Corporate	Total	Consolidation &	Total
	Investment	and Asset	Investments	Management	Adjustments	Consolidated
in € m. (except percentages)	Bank	Management		Reporting

Net revenues[2]	13,414	8,023	621	22,058	(140)	21,918

Provision for loan losses	89	264	19	372	–	372

Provision for off-balance sheet positions	(65)	(1)	–	(65)	–	(65)

Total provision for credit losses	24	263	19	307

Operating cost base[1]	10,327	6,206	414	16,948

Policyholder benefits and claims	–	50	–	50	210	260

Minority interest	5	1	(1)	4	(1)	3

Restructuring activities	299	98	3	400	–	400

Goodwill impairment/impairment of intangibles	–	19	–	19	–	19

Total noninterest expenses[3]	10,631	6,373	416	17,420	162	17,582

Income (loss) before income taxes[4]	2,759	1,386	186	4,331	(302)	4,029

Add (deduct):
Net (gains) from businesses sold/held for sale	(31)	(8)	(38)	(76)
Significant equity pick-ups/net (gains) from investments	–	–	(148)	(148)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(176)	(176)
Net (gains) on the sale of premises	–	–	(20)	(20)
Restructuring activities	299	98	3	400
Goodwill impairment/impairment of intangibles	–	19	–	19

Underlying pre-tax profit (loss)	3,027	1,496	(194)	4,329

Cost/income ratio in %	79	79	67	79	N/M	80

Underlying cost/income ratio in %	77	78	174	79

Assets[5]	729,872	113,818	16,442	832,933	7,135	840,068

Risk-weighted positions (BIS risk positions)	139,124	65,677	10,242	215,044	1,742	216,787

Average active equity[6]	12,860	6,715	3,933	23,507	1,271	24,778

Return on average active equity in %	21	21	5	18	N/M	16

Underlying return on average active equity in %	24	22	(5)	18

N/M – Not meaningful
[1] Includes:

Severance payments	170	101	1	272	10	282
[2]	Net interest revenues and noninterest revenues.

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

		Corporate and	Private Clients	Corporate	Total	Consolidation	Total
	2003	Investment	and Asset	Investments	Management	& Adjustments	Consolidated
	in € m. (except percentages)	Bank	Management		Reporting

	Net revenues[2]	14,294	8,199	(920)	21,572	(305)	21,268

	Provision for loan losses	752	324	36	1,113	–	1,113

	Provision for off-balance sheet positions	(45)	(3)	(2)	(50)	–	(50)

	Total provision for credit losses	708	321	35	1,063

	Operating cost base[1]	10,060	6,683	681	17,424

	Policyholder benefits and claims	–	21	–	21	89	110

	Minority interest	13	15	(31)	(3)	–	(3)

	Restructuring activities	(29)	(1)	–	(29)	–	(29)

	Goodwill impairment	–	–	114	114	–	114

	Total noninterest expenses[3]	10,045	6,718	764	17,526	(78)	17,449

	Income (loss) before income taxes[4]	3,541	1,160	(1,719)	2,983	(226)	2,756

	Add (deduct):
	Net (gains) losses from businesses sold/held for sale	(583)	(51)	141	(494)
	Significant equity pick-ups/net losses from investments	–	–	938	938
	Net losses on securities available for sale/industrial holdings including hedging	–	–	184	184
	Net losses on the sale of premises	–	–	107	107
	Restructuring activities	(29)	(1)	–	(29)
	Goodwill impairment	–	–	114	114

	Underlying pre-tax profit (loss)	2,929	1,108	(236)	3,801

	Cost/income ratio in %	70	82	N/M	81	N/M	82

	Underlying cost/income ratio in %	73	82	152	78

	Assets[5]	681,722	124,606	18,987	795,818	7,796	803,614

	Risk-weighted positions (BIS risk positions)	137,615	63,414	13,019	214,048	1,625	215,672

	Average active equity[6]	14,186	7,225	4,900	26,311	1,063	27,374

	Return on average active equity in %	25	16	(35)	11	N/M	10

	Underlying return on average active equity in %	21	15	(5)	14

N/M – Not meaningful
[1]	Includes:

	Severance payments	260	395	20	675	27	702
[2]	Net interest revenues and noninterest revenues.

[3]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[4]	Before cumulative effect of accounting changes.

[5]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[6]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division
The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except percentages)	2005	2004	2003

Net revenues:

Sales & Trading (equity)	3,312	2,489	3,119

Sales & Trading (debt and other products)	7,336	6,299	6,081

Origination (equity)	647	499	485

Origination (debt)	1,017	916	806

Advisory	604	488	465

Loan products	1,256	1,139	1,187

Transaction services	1,971	1,863	1,915

Other	(225)	(277)	236

Total net revenues	15,918	13,414	14,294
Therein: Net interest and trading revenues	10,558	8,354	8,924

Provision for credit losses:

Provision for loan losses	32	89	752

Provision for off-balance sheet positions	(22)	(65)	(45)

Total provision for credit losses	10	24	708

Noninterest expenses[1]:

Operating cost base	11,120	10,327	10,060

Minority interest	37	5	13

Restructuring activities	418	299	(29)

Goodwill impairment	–	–	–

Total noninterest expenses[1]	11,575	10,631	10,045
Therein: Severance payments	17	170	260

Income before income taxes	4,333	2,759	3,541

Add (deduct):
Net (gains) from businesses sold/held for sale	–	(31)	(583)
Restructuring activities	418	299	(29)
Goodwill impairment	–	–	–

Underlying pre-tax profit	4,751	3,027	2,929

Cost/income ratio in %	73%	79%	70%

Underlying cost/income ratio in %	70%	77%	73%

Assets	881,643	729,872	681,722

Risk-weighted positions (BIS risk positions)	167,742	139,124	137,615

Average active equity[2]	14,385	12,860	14,186

Return on average active equity in %	30%	21%	25%

Underlying return on average active equity in %	33%	24%	21%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division
The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except percentages)	2005	2004	2003

Net revenues:

Sales & Trading (equity)	3,312	2,489	3,119

Sales & Trading (debt and other products)	7,336	6,299	6,081

Origination (equity)	647	499	485

Origination (debt)	1,017	916	806

Advisory	604	488	465

Loan products	1,256	1,139	1,187

Other	(225)	(308)	(347)

Total net revenues	13,947	11,520	11,796

Provision for credit losses:

Provision for loan losses	25	79	751

Provision for off-balance sheet positions	3	(66)	8

Total provision for credit losses	28	14	759

Noninterest expenses[1]:

Operating cost base	9,675	8,752	8,317

Minority interest	37	5	13

Restructuring activities	331	272	(23)

Goodwill impairment	–	–	–

Total noninterest expenses[1]	10,043	9,028	8,307
Therein: Severance payments	18	154	194

Income before income taxes	3,877	2,478	2,730

Add (deduct):
Net (gains) losses from businesses sold/held for sale	–	–	–
Restructuring activities	331	272	(23)
Goodwill impairment	–	–	–

Underlying pre-tax profit	4,207	2,750	2,707

Cost/income ratio in %	72%	78%	70%

Underlying cost/income ratio in %	69%	76%	71%

Assets	871,941	720,557	693,794

Risk-weighted positions (BIS risk positions)	155,467	128,066	127,807

Average active equity[2]	13,070	11,479	12,785

Return on average active equity in %	30%	22%	21%

Underlying return on average active equity in %	32%	24%	21%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2005 and 2004
Income before income taxes increased by € 1.4 billion to € 3.9 billion for the year ended December 31, 2005. The improvement was driven by revenue growth of 21%, spread across most business units, together with continued tight cost management, with the increase of 11% in noninterest expenses driven by performance-related compensation. Underlying pre-tax profit, at € 4.2 billion, increased by € 1.5 billion compared to € 2.8 billion in 2004.

Net revenues of € 13.9 billion in 2005 were € 2.4 billion higher than net revenues of € 11.5 billion in 2004.
Sales & Trading (debt and other products) revenues were a record € 7.3 billion in 2005 and increased by € 1.0 billion compared to 2004. Sales & Trading (equity) revenues were € 3.3 billion, € 823 million higher than 2004.

Improved earnings in our Debt and Equity franchises reflected sustained leadership in high-value structured products in commodity, credit, equity and interest rate derivatives, emerging markets and securitized products. Customer demand for these products remained robust throughout the year. Equity derivatives in particular showed substantial growth, benefiting from synergies arising from closer integration with our institutional fixed income sales force.
Margin compression remained a significant factor in the performance of more mature ‘flow’ businesses such as foreign exchange, money markets and cash equities. Despite this compression, we nonetheless succeeded in making modest earnings gains in most of these businesses by growing market share. In cash equities, however, difficult conditions in program trading marginally reduced overall performance versus 2004.
Market conditions presented a number of attractive proprietary trading opportunities throughout the year. While remaining committed to a customer-centric business model, we took selective advantage of these opportunities, and together with the re-engineering of the equities proprietary trading unit at the beginning of the year, generated strong gains versus 2004.
Revenues from Origination and Advisory were € 2.3 billion, € 366 million higher than in 2004. Origination (equity) increased market share in both the U.S. and Europe, and regained the no. 1 position in European equity/equity-linked issuance as measured by fees according to Dealogic. In Origination (debt), high-yield issuance rose to the global no.1 position in the fee league table in 2005 according to Dealogic, and we acted as bookrunner on the three largest leveraged buyouts of 2005 in the North American market. In Advisory, the mergers and acquisitions environment continued to gain momentum throughout the year and we improved our fee league table position in 2005 as a result of market share gains in the U.S. and Europe. We ranked no. 8 globally as an M&A advisor, as measured by fees according to Dealogic, compared to no. 10 in 2004. In Europe, we advised on ten of the twenty largest transactions announced in 2005 (source: Thomson Financial).
Revenues from Loan Products were € 1.3 billion, € 118 million higher than in 2004. The main driver was an increase in mark-to-market gains on credit default swaps used to hedge the bank’s investment-grade loan exposure. While credit spreads tended to tighten, reflecting the continuing overall benign credit environment, the credit spreads that particularly impacted CIB’s hedge portfolio widened.
The provision for credit losses remained low at € 28 million in 2005, compared to € 14 million in 2004, reflecting the continued benign credit environment and tight credit discipline.
Noninterest expenses in 2005 were € 10.0 billion, an increase of € 1.0 billion compared to € 9.0 billion in 2004, driven by an increase in performance-related compensation consistent with improved operating results. Also contributing to the increase were charges of € 331 million for restructuring activities related to the Business Realignment Program. In 2004, similar charges amounted to € 272 million.
The cost income ratio improved by 6 percentage points in 2005 to 72%, resulting from the increased revenues and continued tight cost management. After adjusting for the restructuring activities, the underlying cost income ratio improved by 7 percentage points from 76% to 69%.

Global Transaction Banking Corporate Division
The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except percentages)	2005	2004	2003

Net revenues:

Transaction services	1,971	1,863	1,915

Other	–	31	583

Total net revenues	1,971	1,894	2,498

Provision for credit losses:

Provision for loan losses	7	9	2

Provision for off-balance sheet positions	(25)	1	(53)

Total provision for credit losses	(18)	11	(51)

Noninterest expenses[1]:

Operating cost base	1,445	1,576	1,744

Minority interest	–	–	–

Restructuring activities	87	28	(6)

Goodwill impairment	–	–	–

Total noninterest expenses[1]	1,532	1,603	1,738
Therein: Severance payments	(1)	16	66

Income before income taxes	457	280	811

Add (deduct):
Net (gains) from businesses sold/held for sale	–	(31)	(583)
Restructuring activities	87	28	(6)
Goodwill impairment	–	–	–

Underlying pre-tax profit	544	277	222

Cost/income ratio in %	78%	85%	70%

Underlying cost/income ratio in %	73%	85%	91%

Assets	17,966	16,636	16,329

Risk-weighted positions (BIS risk positions)	12,275	11,058	9,808

Average active equity[2]	1,315	1,381	1,401

Return on average active equity in %	35%	20%	58%

Underlying return on average active equity in %	41%	20%	16%

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2005 and 2004
Income before income taxes increased by € 176 million to € 457 million for the year ended December 31, 2005.

Net revenues increased by 4% to almost € 2 billion in 2005. Trust and Securities Services improved its revenues significantly through new business and expanded its lead as the no. 1 trustee for U.S. asset-backed securities and mortgage-backed securities. Cash Management earned higher interest revenues across all customer segments while Trade Finance increased its revenues due to Structured Export Finance deals in Europe and sales of interest and currency risk products. Net revenues in 2004 included a gain of € 55 million following the sale of a substantial part of our Global Securities Services (GSS) business to State Street Corporation in 2003 and a charge of € 24 million, representing GTB’s share of the loss on the sale of DB Payments. Excluding the net gains on sales, net revenues increased in 2005 by € 108 million, or 6%, compared to 2004.
The provision for credit losses amounted to a net release of € 18 million in 2005, compared to a charge of € 11 million for 2004 reflecting the continued benign credit environment and tight credit discipline.

Noninterest expenses of € 1.5 billion decreased by € 71 million from 2004, although charges for restructuring activities, which represent GTB’s share of the Business Realignment Program, increased by € 59 million from € 28 million in 2004 to € 87 million in 2005. The savings in noninterest expenses reflected ongoing gains in cost efficiency and the fact that 2004 expenses included some costs related to the sold GSS business, partly offset by higher performance-related compensation in 2005 in line with improved operating results.
The cost income ratio of 78% was 7 percentage points lower than in 2004. After adjusting for the net gains on sales and the restructuring activities, the underlying cost income ratio improved by 12 percentage points from 85% to 73%, reflecting the aforementioned improvements in revenues and noninterest expenses.

Private Clients and Asset Management Group Division
The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except where indicated)	2005	2004	2003

Net revenues:

Portfolio/fund management	2,718	2,526	2,615

Brokerage	1,847	1,657	1,588

Loans/deposits	2,415	2,359	2,330

Payments, account & remaining financial services	857	915	823

Other	757	565	843

Total net revenues	8,594	8,023	8,199
Therein: Net interest and trading revenues	2,818	2,923	2,814

Provision for credit losses:

Provision for loan losses	342	264	324

Provision for off-balance sheet positions	(2)	(1)	(3)

Total provision for credit losses	340	263	321

Noninterest expenses[1]:

Operating cost base	6,342	6,206	6,683

Policyholder benefits and claims	49	50	21

Minority interest	30	1	15

Restructuring activities	347	98	(1)

Goodwill impairment/impairment of intangibles	–	19	–

Total noninterest expenses[1]	6,768	6,373	6,718
Therein: Severance payments	22	101	395

Income before income taxes	1,485	1,386	1,160

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(90)	(8)	(51)
Restructuring activities	347	98	(1)
Goodwill impairment/impairment of intangibles	–	19	–

Underlying pre-tax profit	1,742	1,496	1,108

Cost/income ratio in %	79%	79%	82%

Underlying cost/income ratio in %	75%	78%	82%

Assets	123,785	113,818	124,606

Risk-weighted positions (BIS risk positions)	74,074	65,677	63,414

Average active equity[2]	6,700	6,715	7,225

Return on average active equity in %	22%	21%	16%

Underlying return on average active equity in %	26%	22%	15%

Invested assets (in € bn.)[3]	867	828	865

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] for a description of how average active equity is allocated to the divisions.

[3]	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division
The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except where indicated)	2005	2004	2003

Net revenues:

Portfolio/fund management (AM)	2,199	2,040	2,195

Portfolio/fund management (PWM)	303	300	281

Total portfolio/fund management	2,501	2,339	2,476

Brokerage	769	667	651

Loans/deposits	165	133	128

Payments, account & remaining financial services	15	18	12

Other	431	332	557

Total net revenues	3,881	3,488	3,825

Provision for credit losses:

Provision for loan losses	–	(6)	2

Provision for off-balance sheet positions	–	–	(3)

Total provision for credit losses	–	(6)	(1)

Noninterest expenses[1]:

Operating cost base	2,984	2,923	3,090

Policyholder benefits and claims	49	50	21

Minority interest	30	1	13

Restructuring activities	220	88	–

Goodwill impairment/impairment of intangibles	–	19	–

Total noninterest expenses[1]	3,284	3,080	3,124
Therein: Severance payments	4	51	78

Income before income taxes	597	414	702

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(81)	(32)	(55)
Restructuring activities	220	88	–
Goodwill impairment/impairment of intangibles	–	19	–

Underlying pre-tax profit	736	489	647

Cost/income ratio in %	85%	88%	82%

Underlying cost/income ratio in %	80%	86%	82%

Assets	37,269	34,945	48,138

Risk-weighted positions (BIS risk positions)	13,811	11,424	12,170

Average active equity[2]	4,993	5,034	5,694

Return on average active equity in %	12%	8%	12%

Underlying return on average active equity in %	15%	10%	11%

Invested assets (in € bn.)[3]	704	679	715

AM – Asset Management PWM – Private Wealth Management

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[3]	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2005 and 2004
Income before income taxes was € 597 million in 2005, € 183 million higher than in 2004. The current year included charges of € 220 million for restructuring activities and net gains of € 81 million from the sale of businesses. In 2004, income before income taxes included charges of € 88 million for restruc-

turing activities, gains of € 32 million from the sale of businesses and an impairment loss of € 19 million related to intangible assets. Excluding these items, income before income taxes would have increased € 247 million from € 489 million in 2004 to € 736 million in 2005.
Net revenues were € 3.9 billion in 2005, an increase of € 392 million, or 11%, compared to 2004. This was a record year for net revenues of the Asset and Wealth Management Corporate Division with growth in all major product areas.
Portfolio/fund management revenues of € 2.2 billion in our Asset Management Business Division increased by € 159 million, or 8%, from 2004. This improvement mainly reflected higher levels of invested assets, particularly in Germany and the rest of Continental Europe, as well as higher performance fees in the Real Estate and Hedge Fund businesses. Partly offsetting these results was a decline in revenues for the division attributable to the sale of a substantial part of our UK- and Philadelphia-based Asset Management businesses to Aberdeen Asset Management PLC in 2005.
Portfolio/fund management revenues of € 303 million in our Private Wealth Management Business Division were slightly ahead of 2004, even though the previous year included operating revenues of € 27 million generated by Scudder Private Investment Counsel (PIC) business, which was sold in the fourth quarter 2004. Excluding this deconsolidation effect, the 11% increase in revenues was mainly attributable to the successful gathering of new assets, performance improvements in the client portfolios and higher performance fees.
Brokerage revenues of € 769 million increased € 102 million, or 15%, primarily due to strong customer demand for high-value products as well as higher transaction-based revenues as a result of improved market conditions. Brokerage revenues also benefited from net inflows of invested assets.
Revenues related to loans/deposits of € 165 million increased by € 32 million, or 24%, driven by higher volumes, particularly in our margin loan business.
Revenues from other products of € 431 million were € 99 million, or 30%, greater than in 2004 due to higher gains from the sale of investments, mainly in the Real Estate business, and an increase of € 49 million in net gains from the sale of businesses. Such gains totaled € 81 million in 2005 (UK-AM, € 68 million; PIC,€ 13 million) and € 32 million in 2004 (Australia-AM and PIC).
Noninterest expenses were € 3.3 billion in 2005, an increase of € 204 million, or 7%, from 2004. Most of the increase was due to restructuring charges, which increased from € 88 million in 2004 to € 220 million in 2005. The remaining increase in noninterest expenses was primarily driven by higher performance-related compensation. Partly offsetting these increases were lower severance payments and the effect of an intangible asset impairment loss of € 19 million in 2004.
The cost/income ratio was 85% in 2005, an improvement of 3 percentage points compared to 88% in 2004. Excluding restructuring charges, gains from the sale of businesses and the 2004 intangible asset impairment loss, the cost/income ratio decreased by 6 percentage points from 86% in 2004 to 80% in 2005. This improvement was mainly driven by the aforementioned revenue growth with noninterest expenses increasing at a lower rate.
Invested assets increased by € 25 billion to € 704 billion in 2005. Our Private Wealth Management Business Division gathered net new assets of € 11 billion across all major regions. Invested Assets in our Asset Management Business Division were essentially unchanged at € 536 billion at the end of 2005. Invested assets attributable to the sold UK- and Philadelphia-based Asset Management businesses amounted to € 77 billion at date of sale in 2005. Excluding the invested assets of the sold businesses, invested assets in Asset Management grew from € 458 billion in 2004 to € 535 billion in 2005. The increase of € 77 billion or 17% was due equally to market appreciation and foreign exchange rate developments, as well as net new assets of € 14 billion. In Germany, our mutual fund company DWS achieved record net inflows of € 9 billion in Germany and record funds under management of € 110 billion at year-end 2005. DWS continues to be the market leader in Germany with a 24% market share (as measured by the German Investment Association, BVI) and it remains one of the leading retail asset managers in Europe by size and investment performance. In 2005, DWS was awarded the Standard & Poor’s Fund Award for the best-performing mutual fund company in Germany for the eleventh consecutive year.

Private & Business Clients Corporate Division
The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except where indicated)	2005	2004	2003

Net revenues:

Portfolio/fund management	216	187	139

Brokerage	1,078	991	937

Loans/deposits	2,251	2,226	2,202

Payments, account & remaining financial services	842	898	811

Other	326	233	286

Total net revenues	4,713	4,534	4,374

Provision for credit losses:

Provision for loan losses	342	270	322

Provision for off-balance sheet positions	(2)	(1)	(1)

Total provision for credit losses	340	269	322

Noninterest expenses[1]:

Operating cost base	3,358	3,283	3,593

Policyholder benefits and claims	–	–	–

Minority interest	–	–	2

Restructuring activities	127	10	(1)

Goodwill impairment / impairment of intangibles	–	–	–

Total noninterest expenses[1]	3,485	3,293	3,594
Therein: Severance payments	17	50	317

Income before income taxes	888	972	458

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(9)	24	4
Restructuring activities	127	10	(1)
Goodwill impairment/impairment of intangibles	–	–	–

Underlying pre-tax profit	1,006	1,006	461

Cost/income ratio in %	74%	73%	82%

Underlying cost/income ratio in %	71%	72%	82%

Assets	86,554	78,930	78,477

Risk-weighted positions (BIS risk positions)	60,263	54,253	51,244

Average active equity[2]	1,707	1,681	1,531

Return on average active equity in %	52%	58%	30%

Underlying return on average active equity in %	59%	60%	30%

Invested assets (in € bn.)[3]	163	150	150

Loan volume (in € bn.)	74	69	66

Deposit volume (in € bn.)	66	63	64

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

[3]	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2005 and 2004
Income before income taxes of € 888 million in 2005 was € 84 million lower than in 2004, largely due to an increase in restructuring charges of € 117 million to € 127 million in 2005. Both years included results from the sale of businesses. A loss of € 24 million in 2004 was related to the disposal of DB Payments. In 2005, the sale of the private banking business in the Netherlands resulted in a gain of € 9 million. Excluding restructuring activities and results from the sale of businesses, income before income taxes of € 1 billion matched the record level of 2004, as revenue growth offset higher noninterest expenses and an increased provision for credit losses.

Net revenues of € 4.7 billion increased by € 179 million or 4% compared to 2004 despite modest GDP growth in Germany and Italy, PBC’s core markets, as well as exceptional market conditions for insurance brokerage in Germany in 2004 following changes in tax legislation.
Portfolio/fund management revenues and brokerage revenues were the key drivers of the growth in 2005. These revenues increased by € 29 million and € 87 million, respectively. The improvements reflected successful placements of investment products, such as the Kompass Life Funds and other innovative investment products, as well as higher transaction-based flow revenues.
Loans/deposits revenues increased by € 24 million, driven by higher loan volumes reflecting PBC’s strategy of growing consumer lending. Revenues attributable to deposits decreased due to margin pressure in a very competitive environment, especially in Germany.
Payments, account and remaining financial services revenues decreased by € 56 million, due to the aforementioned increase from tax legislation on insurance brokerage in 2004, in part offset by higher revenues from payment services in 2005.
Revenues from other products of € 326 million in 2005 increased by € 93 million compared to 2004, primarily due to improved results from asset and liability management activities as well as the effect from the sale of businesses described above.
Provision for credit losses increased by € 71 million, or 26%, to € 340 million in 2005 reflecting the growth in consumer lending and lower values realized on real estate collateral supporting distressed loans, especially in Germany.
Noninterest expenses of € 3.5 billion were € 191 million higher than in 2004, primarily due to the € 117 million increase in restructuring charges. Excluding restructuring charges, the rise in costs was due to investments in growing the business, including the launch of branch banking in India, the extension of the branch network in Poland, as well as the expansion of the sales forces in Germany, Italy and Spain.
The cost/income ratio increased slightly by 1 percentage point to 74% in 2005, driven by the aforementioned higher restructuring charges. Excluding restructuring charges and the impact of business disposal results, the cost/income ratio improved from 72% in 2004 to 71% in 2005.
Invested assets of € 163 billion at the end of 2005 grew by € 13 billion or 9%. The increase was attributable to both market appreciation and net inflows.

Corporate Investments Group Division
The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2005, 2004 and 2003, in accordance with our management reporting systems.

in € m. (except percentages)	2005	2004	2003

Net revenues	1,229	621	(920)
Therein: Net interest and trading revenues	37	118	(10)

Provision for credit losses:

Provision for loan losses	–	19	36

Provision for off-balance sheet positions	–	–	(2)

Total provision for credit losses	(1)	19	35

Noninterest expenses[1]:

Operating cost base	181	414	681

Minority interest	(2)	(1)	(31)

Restructuring activities	2	3	–

Goodwill impairment/impairment of intangibles	–	–	114

Total noninterest expenses[1]	181	416	764
Therein: Severance payments	–	1	20

Income (loss) before income taxes	1,049	186	(1,719)

Add (deduct):
Net (gains) losses from businesses sold/held for sale	–	(38)	141
Significant equity pick-ups/net (gains) losses from investments	(156)	(148)	938
Net (gains) losses on securities available for sale/industrial holdings including hedging	(801)	(176)	184
Net (gains) losses on sale of premises	(57)	(20)	107
Restructuring activities	2	3	–
Goodwill impairment/impairment of intangibles	–	–	114

Underlying pre-tax profit (loss)	37	(194)	(236)

Cost/income ratio in %	15%	67%	N/M

Underlying cost/income ratio in %	84%	174%	152%

Assets	15,025	16,442	18,987

Risk-weighted positions (BIS risk positions)	7,448	10,242	13,019

Average active equity[2]	3,047	3,933	4,900

Return on average active equity in %	34%	5%	(35)%

Underlying return on average active equity in %	1%	(5)%	(5)%

N/M – Not meaningful

[1]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2]	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2005 and 2004
Our Corporate Investments Group Division reported an income before income taxes of € 1.0 billion in 2005 compared to an income before income taxes of € 186 million in 2004.

Net revenues were € 1.2 billion in 2005, an increase of € 609 million compared to 2004. Net revenues in 2005 included net gains of € 801 million on sales of securities available for sale and from our industrial holdings portfolio. The largest gains, totaling € 666 million, resulted from sales which further reduced our investment in DaimlerChrysler AG from 10.4% to 4.4%. The sale of our stake in Südzucker AG, the partial sale of HCL Technologies Ltd., and the sale of some smaller investments also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2005. Net revenues in 2004 included net gains of € 176 million on sales of securities available for sale and from our industrial holdings portfolio. The largest transaction was the reduction of our investment in DaimlerChrysler AG from 11.8% to 10.4%, which resulted in a net gain of € 118 million. The reduction of our investment in DEUTZ AG from 10.5% to 4.5% and the sale of our investments in Fresenius AG and Motor-Columbus AG also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2004.

Net revenues in 2005 also included net gains of € 57 million from the disposal of premises and net gains of € 156 million from significant equity method and other investments, including a € 44 million gain from the reduction of our stake in EUROHYPO AG.
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
Excluding these items, the remaining variance between net revenues in 2005 and 2004 was mainly attributable to lower dividend income from our reduced industrial holdings portfolio and revenues subsequent to the sale of businesses.
Total noninterest expenses decreased in 2005 to € 181 million from € 416 million in 2004. The savings primarily resulted from a reduction in vacant office space costs, which amounted to € 173 million in 2004 compared to € 14 million in 2005. Noninterest expenses in 2005 also decreased as a result of business sales in prior periods.
At year-end 2005, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 1.4 billion, of which 36% was private equity direct investments, 26% was real estate investments and 38% was private equity indirect and other investments. This compares to a value at year-end 2004 of € 1.6 billion. We continue to monitor portfolio values on a quarterly basis to determine if valuation adjustments, including potential impairments, are necessary.

Consolidation & Adjustments
For a discussion of consolidation and other adjustments to our business segment results see Note [27] to the consolidated financial statements.

Comparison between 2004 and 2003

Overall operating results
Income before income tax expense and the cumulative effect of accounting changes increased from € 2.8 billion in 2003 to € 4.0 billion in 2004. The results for 2004 include restructuring expenses of € 400 million related to the Business Realignment Program that was launched in the fourth quarter of 2004. Net income for 2004 increased by 81% to € 2.5 billion from € 1.4 billion in 2003, and basic earnings per share increased 106% to € 5.02.

Total net revenues excluding the provision for loan losses increased by € 650 million, or 3%, to € 21.9 billion. The major positive year-over-year revenue variances were in returns from equity method investments, trading revenues (excluding equity-related), net gains from sales of investments and premises, and underwriting and advisory fee revenues. Significant negative factors included reduced net interest revenues and net gains on businesses sold, lower revenues from equity-related trading, and the negative effect of exchange rate movements on non-euro-denominated revenues.
Total noninterest expenses were € 17.5 billion in 2004 and € 17.4 billion in 2003. Each year included restructuring and severance payments totaling approximately € 680 million. Headcount reductions and other cost-saving measures, as well as a favorable impact on expenses of the aforementioned exchange rate movements, were offset by increased performance-related bonuses due to the improved results in 2004.

Total net revenues
The main component of the aforementioned net € 650 million increase in total net revenues was an improvement of € 810 million in net gain (loss) from equity method investments. Revenues in this category were a net gain of € 388 million in 2004 compared to a net loss of € 422 million in 2003. The net gain in 2004 was almost equally attributable to results from CIB structured transactions and CI’s private equity and other investments. The loss in 2003 was due to the write-off of our remaining investment in Gerling. Trading revenues from Sales & Trading (debt and other products) increased, mainly on our high-value, structured products such as interest rate derivatives, credit derivatives, and distressed debt. Other trading revenues advanced mainly because 2003 included losses from hedges of our industrial holdings portfolio and mark-to-market results related to AWM’s guaranteed value mutual funds business improved in 2004. Net interest revenues before the provision for loan losses declined by € 665 million. The average volume of loans outstanding decreased by € 21 billion, or 13%, to € 144 billion due primarily to soft demand in the corporate loan book, including the German MidCap business. An additional negative factor in the year-on-year revenue comparison was the fact that revenues in 2003 included a gain of € 583 million from the sale of substantial parts of our Global Securities Services business. A decrease in results from Sales & Trading (equity) was driven by lower returns from proprietary trading activities.

Provision for Loan Losses
Provisions for loan losses were € 372 million in 2004, a decline of 67% from € 1.1 billion in 2003, due to improvements in the overall credit environment, increased rigor in our risk management activities and releases related to previously impaired loans.

Total noninterest expenses
As noted above, total noninterest expenses increased by less than 1%, though there were a number of significant offsetting items. The Business Realignment Program announced in late 2004 generated € 400 million in restructuring charges. Severance payments of € 282 million in 2004 were € 420 million below 2003 severance amounts, with most of the decline in PBC. Performance-related bonuses were up due to increased results but salaries and IT costs declined due to headcount reductions, entity deconsolidation and outsourcing effects.

Income tax expense
Income tax expense was € 1.6 billion in 2004, nearly unchanged from 2003. Each year includes the effect of German tax law changes enacted in prior years, which arose as equity securities were sold, and amounted to € 120 million in 2004 and € 215 million in 2003. Excluding the effect of the tax law changes, the effective tax rates were 36% in 2004 and 43% in 2003 with the higher rate in 2003 due to greater non-deductible write-downs of equity method investments.

Results of Operation by Segment (2004 vs. 2003)
Corporate and Investment Bank Group Division
Income before income taxes was € 2.8 billion in 2004 and € 3.5 billion in 2003, a decline of € 782 million, or 22%. The Corporate Banking & Securities Corporate Division decreased by € 251 million to € 2.5 billion and the Global Transaction Banking Corporate Division declined by € 531 million to € 280 million. The major variances were:

–	in CB&S, a decline of € 630 million in Sales & Trading (equity) revenues, mainly from a sharp drop in revenues from proprietary trading activities,
–	in CB&S, an increase of € 721 million in noninterest expenses, with € 295 million related to restructuring and much of the remaining increase due to performance-related compensation,
–	in CB&S, a decline of € 746 million in the provision for credit losses due to the improved credit environment witnessed throughout the year and enhanced credit discipline, and releases related to previously impaired loans,
–	in CB&S, an increase of € 218 million from Sales & Trading (debt and other products) to € 6.3 billion, mainly on returns from structured products, and
–	in GTB, a decline of € 552 million in net gains from businesses sold/held for sale, mainly due to the sale of substantial parts of our Global Securities Services business.

Private Clients and Asset Management Group Division
Income before income taxes was € 1.4 billion in 2004 and € 1.2 billion in 2003, an increase of € 226 million, or 19%. An increase of € 514 million in the Private & Business Clients Corporate Division more than offset a decline of € 288 million in the Asset and Wealth Management Corporate Division. The major variances were:

–	in P&BC, a € 160 million increase in net revenues mainly on greater sales of investment and insurance products,
–	in P&BC, a decrease of € 301 million in noninterest expenses, due mainly to a comparative decline of € 267 million in severance costs, and
–	in AWM, a decline of € 225 million in revenues from other products, due mainly to the gain on sale of real estate private equity assets in 2003 and lower comparative results on the sale of businesses.

Corporate Investments Group Division
Income before income taxes was € 186 million in 2004 compared to a loss before income taxes of € 1.7 billion in 2003, an improvement of € 1.9 billion. The major variances were:

–	an increase of € 1.5 billion in net revenues, mainly due to an improvement of € 1.1 billion in revenues related to significant equity method and other investments, with 2003 including losses of € 938 million, of which € 490 million was the write-off of Gerling-Konzern Versicherungs-Beteiligungs-AG, and
–	a decline of € 348 million in noninterest expenses, primarily due to the positive effect of selling businesses, including Tele Columbus and parts of our remaining North American commercial and consumer finance business.

Liquidity and Capital Resources

Liquidity and capital are managed by Group Treasury. At the group level and on a consolidated basis this is the responsibility of Corporate Treasury, whereby regional treasuries manage liquidity and capital locally in each region. The allocation of financial resources (capital, liquidity, balance sheet limits) in general and capital in particular favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Corporate Treasury periodically reallocates available capital among business portfolios.

Corporate Treasury develops and implements our capital strategy including the issuance and repurchases of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic risk driving the capital usage of the business portfolios, commonly called economic capital. Our target for the BIS Tier I capital ratio is to stay within an 8-9% target range.
Milestones in capital management in 2005 were the completion of the third share buy-back program and the start of a fourth program. Under the third program, which was completed in April 2005, 45.5 million shares were repurchased. Based on the authority to buy back up to 10% of total shares issued, which was granted at the 2005 Annual General Meeting and expires at the end of October 2006, the fourth buy-back program was launched in July 2005. The program serves equity-based compensation programs and allows us to return excess capital to shareholders. Buy-backs were mainly funded from surplus capital and current earnings. As of December 31, 2005, 16.1 million shares (approximately 2.9% of our share capital) were repurchased under the fourth program. In total, 35.5 million shares were repurchased in 2005 under our share buy-back programs.
In 2005, we issued € 0.9 billion hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2005 amounted to € 3.6 billion.
While the funding plan and liquidity risk at the group level are managed centrally, the issuance of liability products in accordance with the funding plan and all other measures related to the mitigation of liquidity risk are executed by our regional treasuries. Group Treasury controls the demand for liquidity through limits on unsecured funding and caps on daily maximum cash outflows. Furthermore, investor concentration and liability roll-off reports are prepared to analyze the sources of funds and to identify trends within our refinancing base. This information allows for adjustments with respect to our funding strategy. In total, Treasury issued approximately € 15 billion of capital market instruments in various currencies and regions in 2005.
Treasury applies stress testing to all local liquidity profiles to quantify the potential effects of developments unfavorable to our funding capability. The stress testing covers expected cash flows and the salability of trading assets under various adverse scenarios including systemic shocks as well as unfavorable rating changes.
The allocation and re-allocation of resources such as capital, the determination of the appropriate limits for unsecured funding as well as other resource issues are framed by the Asset and Liability management process. The Group Asset and Liability Committee (Group ALCO), on which all corporate divisions and Group Treasury are represented, has the responsibility to balance group-wide business needs with resource availability. In particular, the Group ALCO makes proposals to our Management Board with respect to decisions on financial resources, including the allocation of capital and liquidity to the divisions.
Most of our subsidiaries are subject to legal and regulatory capital requirements as well as minimum liquidity thresholds. Local ALCOs attend to those needs under the stewardship of regional treasuries. Furthermore they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. See “Item 4: Information on the Company-Regulation and Supervision.” In developing, implementing and testing our liquidity and capital strategy, we take such legal and regulatory requirements into account and seek to ensure that the attendant requirements are not likely to have a material impact on our ability to meet our expected cash obligations. In our opinion, our working capital is sufficient for our present requirements.

For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Liquidity Risk.”

Pension Plans

We have a global policy for determining the significant assumptions and estimates that are applied to our pension and other employee benefit plans. These assumptions and estimates are measurable against market factors, or equivalents where market factors are not available. As stated in Note [24] to our consolidated financial statements, “Pension and Other Employee Benefit Plans”, below are the significant assumptions and estimates related to our pension plans.

The discount rate is determined on the basis of yields to maturity of AA-rated corporate bond indices of the same currency, similar duration of the liability, and representing sufficient depth of market. Alternatively, benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve. No such adjustment was made in the Eurozone, the UK and the U.S. The resulting discount rate is then rounded to the nearest multiple of 10 basis points. At December 31, 2005, the average discount rate used to measure our pension obligations (Projected Benefit Obligation (PBO) and Accumulated Benefit Obligation (ABO)) was 4.3%. In determining our pension expense for the year ended December 31, 2005, an average discount rate of 5.0% (i.e., the December 31, 2004 rate) was applied. The respective average discount rates for the Defined Benefit Postretirement Plans were 5.4% as of December 31, 2005 and 5.7% for determining the expected expense for 2005.
The expected return on our defined benefit pension plans’ assets is calculated by applying a risk premium, which reflected the inherent risks associated with each relevant asset category, over a risk-free return. Using this so-called “building block” approach globally ensures that we have a consistent framework in place. In addition, it allows sufficient flexibility for changes that must be made to reflect specific local conditions. The average expected return on plan assets for the net periodic benefit expense for 2005 (NPBC 2005) was 5.0%. The determination of the expected return on plan assets for 2006 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return, taking into account the duration of the bonds held compared to the ten-year benchmark. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan. For cash, we estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country. The average expected return for the 2006 NPBC is 4.4%.
The long term price inflation assumption is set by reference to region-specific consensus indices (published in October) adjusted where necessary to extend the duration. Salary increases are expressed as a percentage over this base inflation assumption. Other assumptions, such as mortality tables, were set by us in consultation with our local actuaries.
We made contributions of € 521 million and € 310 million to our defined benefit pension plans for the fiscal years 2005 and 2004, respectively. These contributions were funded with cash from operations and were recorded as a component of prepaid pension benefit cost (€ 1,365 million at December 31, 2005 and € 1,094 million at December 31, 2004) in our consolidated balance sheet.
The contributions were determined by considering several factors (e.g., ratio of fair value of plan assets to respective Projected Benefit Obligations, funding requirements in accordance with the Employee Retirement Income Security Act of 1974 (ERISA)). No minimum ERISA contributions were required for our U.S. pension plan.
Our funding policy is to ensure a proper coverage of the PBO by plan assets for our funded plans. Any obligation for our unfunded plans was accrued for accordingly and is funded when paid to the beneficiaries.

Our principle is to finance pension plans using external financing vehicles (e.g., trusts, insured arrangements) unless circumstances justify an exception, for example, where it would not comply with legislation or be tax-inefficient. The goal is to maintain a financing level within a range of 90% to 110% of the obligation and to spread the deficit or surplus over 5 years (i.e., to return to the target level of 100%).
The net periodic benefit expense for the year ended 2005 was determined by external local actuaries and based on certain estimates and market-related assumptions as of January 1, 2005 (e.g., discount rates, expected return on plan assets, etc.). The current service element was subsequently revised for the effects of curtailments in the UK, Japan and Germany. This process was reviewed by our independent global actuary.
The downward market trends in discount rates and the expected return on assets will result in an increase in the P/L charge in 2006. We anticipate an increase in expenses of approximately 7% for our Defined Benefit Plans (2005 NPBC: € 301 million) and approximately 25% for our Defined Postretirement Schemes (2005 NPPBC: € 16 million) in the U.S. and the UK.
The unrecognized actuarial gains on the plan assets and the losses on the PBO for our funded pension schemes amounted to a total of € 1,058 million as of December 31, 2005. Following the corridor approach we generally amortize, as part of the net periodic benefit cost, the excess of the corridor (10% of the higher of Projected Benefit Obligation (PBO) or the Fair Value of Plan Assets) over the average future service periods (approximately 12 years). The loss amortized for our Defined Benefit Pension Plans was € 40 million for fiscal year 2005 and € 61 million for fiscal year 2004. The losses amortized for the Defined Postretirement Pension Plans were € 1 million for fiscal year 2005. The amortization period for these losses is the average remaining life expectancy of approximately 9 years.
In 2006, we will record expenses of € 69 million for the Defined Benefit Pension Plans and € 3 million for the Defined Benefit Postretirement Plans.
Our goal is to match the maturity profiles of the assets and liabilities and to reduce the future volatility of pension expense and funding status of the plans, reducing the exposure to the equity market. This has been achieved over a period of time with a reduction of the portfolio’s equity exposure to 17% in 2004. Our pension plan investment strategy is unchanged since 2004. Due to this strategy, the expected return on assets was based on the following allocation.

	Target allocation	Percentage of plan assets
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004

Asset category:
Equity securities	15%	17%	17%
Debt securities	75%	71%	73%
Real Estate and other	10%	12%	10%

Total	100%	100%	100%

The asset allocation of each of our pension plans is reviewed regularly.

Given this strategy, it is expected that the earnings volatility from the assets will be reduced and that earnings variations on the assets will be offset by compensating movements in the obligation. Deviations between the expected return and the actual return are usual and sometimes material (for example, our expected return on plan assets for fiscal year 2005 was € 391 million, whereas the actual return was € 1.3 billion). For fiscal year 2005, this deviation was nearly compensated for by the decline in the discount rate. There is no material discretionary funding expected at this point in time because the funded status of our Defined Benefit Schemes is positive.
Our primary investment objective is to have a low volatility of the funded status and downside protection. Within this, the goal is to achieve the highest return consistent with a defined risk tolerance, in order to ensure that pension costs are not a competitive disadvantage.

Off-balance Sheet Arrangements with Unconsolidated Entities

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [30] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

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

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2005.

Contractual obligations	Payment due by period
	Total	Less than	1-3 years	3-5 years	More than
in € m.		1 year			5 years

Long-term debt obligations	113,554	14,877	22,782	27,681	48,214

Capital (finance) lease obligations	964	109	318	93	444

Operating lease obligations	3,125	484	839	618	1,184

Purchase obligations	2,944	548	1,106	769	521

Long-term deposits	28,256	–	8,028	6,156	14,072

Other long-term liabilities	5,869	927	2,025	758	2,159

Total	154,712	16,945	35,098	36,075	66,594

Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 388 million. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the “More than 5 years” column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt and Note [18] regarding obligation to purchase common shares.

Research and Development, Patents and Licenses

Not applicable.

Recently Adopted Accounting Pronouncements

FSP FAS 109-2
In December 2004, the FASB issued Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP FAS 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, “Accounting for Income Taxes.” We do not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus FSP FAS 109-2 did not have an impact on our consolidated financial statements.

SOP 03-3
In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. We are currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”). EITF 05-5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1 and FAS 124-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.
FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 is not expected to have a material impact on our consolidated financial statements.

SFAS 123 (Revised 2004)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment “(“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this application method, FAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.
Upon adoption in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.
Prior to the adoption of SFAS 123(R), the Group had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), the Group will be accelerating the expense accrual for future grants which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. For existing awards, the accounting remains unchanged.
If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively.
On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R) (that is, the additional paid-in-capital (APIC) pool). The Group is in the process of evaluating the alternatives made available by the FSP to calculate its APIC pool.

IFRS

Regulations regarding IFRS
In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements filed with the EU and German regulatory authorities for fiscal years starting January 1, 2007 (with 2006 comparative figures).

We will also adopt IFRS as our basis of reporting in SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders’ equity is disclosed as supplemental information.

IFRS Project
We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project is to ensure a structured and well-considered approach to implementation. The project involves all business areas and group functions.

The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.
In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and will be implemented in 2006 to further automate the IFRS requirements.
The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

The project is advancing according to plan and is being monitored via normal project controls and change management.
The main risks and uncertainties relate to financial and process impacts due to changing accounting standards. However, developments of both IASB and FASB standards are being closely monitored. In addition, we participate actively in the due process of standards development.

Main differences between IFRS and U.S. GAAP
Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instrument recognition and derecognition, as well as consolidation assessments. However, future rule changes could have an impact on our opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be estimated at this time.

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Management Board (Vorstand) and a Supervisory Board (Aufsichtsrat). The German Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of our company. The Management Board is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Management Board and appoints and removes its members and determines their salaries and other compensation components, including pension benefits.

The Supervisory Board may not make management decisions. However, German law and our Articles of Association (Satzung) require the Management Board to obtain the consent of the Supervisory Board for certain actions. The most important of these actions are:
–	Granting general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office;
–	Acquisition and disposal (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1% of our regulatory banking capital (haftendes Eigenkapital);
–	Granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Management Board or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and
–	Acquisition and disposal (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2% of our regulatory banking capital; the Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1% of our regulatory banking capital.
The Management Board must submit regular reports to the Supervisory Board on our current operations and future business planning. The Supervisory Board may also request special reports from the Management Board at any time.

Supervisory Board and Management Board
In carrying out their duties, members of both the Management Board and Supervisory Board must exercise the standard of care of a prudent and diligent business person, and they are liable to us for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including our interests and those of our shareholders, employees and creditors. The Management Board is required to ensure that shareholders are treated on an equal basis and receive equal information. The Management Board is also required to ensure appropriate risk management within our operations and to establish an internal monitoring system.

As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to us. Apart from insolvency or other special circumstances, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as Deutsche Bank, and that employees in Germany elect the other half. None of the current members of either of our boards were selected pursuant to any arrangement or understandings with major shareholders, customers or others.
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
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The information includes their ages as of December 31, 2005, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships
and other directorships

Dr. Rolf-E. Breuer Age: 68 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	Supervisory board memberships:
Bertelsmann AG (until May 2005); Deutsche Börse AG (chairman, until October 2005); E.ON AG; Compagnie de Saint-Gobain S.A.(until June 2005); Kreditanstalt für Wiederaufbau (until April 2005); Landwirtschaftliche Rentenbank

Other experience:
President of the Association of German Banks (until March 2005); Member of the Administrative Council of the German Financial Supervisory Authority (until March 2005)

Dr. Karl-Gerhard Eick Age: 51 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	Supervisory board memberships:
DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH (since December 2005); GMG Generalmietgesellschaft mbH (chairman); Sireo Real Estate Asset Management GmbH (chairman); FC Bayern München AG

Member	Principal occupation	Supervisory board memberships
and other directorships

Heidrun Förster* Age: 58 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board; Chairperson of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin

Ulrich Hartmann Age: 67 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	Supervisory board memberships:
Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft

Other nonexecutive directorships:
ARCELOR; Henkel KGaA (member of the shareholders’ committee)

Sabine Horn* Age: 44 First elected: 1998 Term expires: 2008	Deutsche Bank AG Assistant Vice President

Rolf Hunck* Age: 60 First elected: 2003 Term expires: 2008	Deutsche Bank AG	Supervisory board memberships: Deutsche Bank Trust AG; Fibula Finanz AG; HCI Capital AG since January 2005 Other nonexecutive directorships: Kühne-Stiftung, Switzerland

Sir Peter Job Age: 64 Appointed by the court: 2001 Term expires: 2008	Supervisory board memberships:
Bertelsmann AG (until May 2005)

Other nonexecutive directorships:
Schroders Plc; Tibco Software Inc.; Instinet Inc. (until December 2005); Shell Transport and Trading Plc (until July 2005); Royal Dutch Shell (since July 2005)

Prof. Dr. Henning Kagermann Age: 58 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	Supervisory board memberships: DaimlerChrysler Services AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft

Ulrich Kaufmann* Age: 59 First elected: 1988 Term expires: 2008	Chairman of the staff council of Deutsche Bank AG, Düsseldorf

Peter Kazmierczak* Age: 47 First elected: 2002 Term expires: 2008	Chairperson of the staff council of Deutsche Bank AG, Essen

Prof. Dr. Paul Kirchhof Age: 62 Appointed by the court: 2004 Term expires: 2008	Professor, Ruprecht-Karls-University, Heidelberg	Supervisory board memberships: Allianz Lebensversicherungs-AG

Henriette Mark* Age: 48 First elected: 2003 Term expires: 2008	Chairperson of the staff council of Deutsche Bank AG, Munich and Southern Bavaria

Margret Mönig-Raane* Age: 57 First elected: 1996 Term expires: 2008	Vice President of the Unified Services Union, Berlin	Supervisory board memberships:
KarstadtQuelle-AG (since 2005)

Other nonexecutive directorships:
BHW Holding AG (member of the advisory board); Kreditanstalt für Wiederaufbau (KfW) (administrative council)

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 64 First elected: 2005 Term expires: 2008	Chairman of the supervisory board of Siemens AG, Munich	Supervisory board memberships: Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Bayer AG (until April 2005)

Gabriele Platscher* Age: 48 First elected: 2003 Term expires: 2008	Deutsche Bank Privat- und Geschäftskunden AG	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft; BVV Versicherungsverein des Bankgewerbes a.G.

Member	Principal occupation	Supervisory board memberships
and other directorships

Karin Ruck* Age: 40 First elected: 2003 Term expires: 2008	Deutsche Bank AG	Supervisory board memberships: Deutsche Bank Privat- und Geschäftskunden AG

Tilman Todenhöfer Age: 62 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Supervisory board memberships: Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG (chairman); Schott AG (chairman)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 64 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	Supervisory board memberships: Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG; Thomas Cook AG (chairman, until October 2005); Voith AG; LP Holding GmbH (chairman); Tetra Laval Group

Dipl.-Ing. Albrecht Woeste Age: 70 First elected: 1993 Term expires: 2008	Chairman of the Shareholders’ Committee of Henkel KGaA Düsseldorf	Supervisory board memberships:
Henkel KGaA (chairman); Allianz Lebensversicherungs-AG

Other nonexecutive directorships:
IKB Deutsche Industriebank (member of the advisory board, until September 2005); R. Woeste & Co. GmbH & Co KG (chairman of the advisory board)

Leo Wunderlich* Age: 56 First elected: 2003 Term expires: 2008	Chairman of the staff council of Deutsche Bank

*	Employee-elected member of the Supervisory Board.

Dr. rer. oec. Karl-Hermann Baumann was a member of the Supervisory Board until May 18, 2005. Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office. Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office.

The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following four standing committees:
–	The Chairman’s Committee is responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Management Board. In particular, the Chairman’s Committee determines salaries and other compensation components, including pension benefits, for the Management Board. Moreover, the Chairman’s Committee is responsible for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Management Board, the approval of ancillary activities of members of the Management Board, including the acceptance of mandates at other companies, and the handling of other contractual business with active and former members of the Management Board pursuant to Section 112 of the Stock Corporation Act. It also prepares the Supervisory Board decisions with respect to corporate governance. The current members of the Chairman’s Committee are Dr. Rolf-E. Breuer (Chairman), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann. The Chairman’s Committee held 4 meetings in 2005.
–	The Audit Committee mandates the independent auditors that the Annual General Meeting elects. In particular, the Audit Committee sets the compensation of the independent auditors and may determine priorities for the audit. The Audit Committee reviews our interim reports, as well as our financial statements, taking into account the results of the audits, discusses the reports on the limited reviews of the quarterly financial statements with the auditor and other reviews that the independent auditors have performed. It discusses changes of accounting or auditing practices and is also responsible for the handling of complaints regarding accounting, internal accounting controls and auditing matters. Additionally, engagements of the auditors to perform non-audit services are required to be approved pursuant to policies and procedures adopted by the Audit Committee, as described further in “Item 16C: Principal Accountant Fees and Services.” The current members of the Audit

Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Rolf-E. Breuer, Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job. The Audit Committee held 5 meetings in 2005.
–	The Risk Committee has delegated authority to approve the extension of credit where applicable law or our Articles of Association require the approval of the Supervisory Board. The Risk Committee is only authorized to approve investments in other companies of between 2% and 3% of our regulatory banking capital. Investments above this threshold must be approved by the Supervisory Board as a body, not just by the Committee. In addition, the Management Board provides the Risk Committee with information on market, legal, operational and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason. The current members of the Risk Committee are Dr. Rolf-E. Breuer (Chairman), Sir Peter Job and Prof. Henning Kagermann. The current deputy members are Prof. Dr. jur. Dr.-Ing E. h. Heinrich von Pierer and Tilman Todenhöfer. The Risk Committee held 6 meetings in 2005.
–	The Mediation Committee is responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Management Board are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Rolf-E. Breuer (Chairman), Heidrun Förster, Ulrich Hartmann and Henriette Mark. The Mediation Committee did not hold any meetings in 2005.
The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Our common shares are listed on a number of stock exchanges including the New York Stock Exchange. The corporate governance rules of the New York Stock Exchange applicable to foreign private issuers such as us require that we disclose the significant ways in which our corporate governance practices differ from those applicable to U.S. domestic companies under the New York Stock Exchange’s listing standards. This disclosure is available on our internet website at:
http://www.deutsche-bank.de/ir/pdfs/CorpGov_Comparison_NYSE_Rules.pdf.

Management Board
Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has four members. The Supervisory Board appoints the chairman of the Management Board.

The Supervisory Board appoints the members of the Management Board for a maximum term of five years and supervises them. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good cause.
Pursuant to our Articles of Association, two members of the Management Board, or one member of the Management Board together with a holder of procuration (Prokurist), may represent us for legal purposes. A Prokurist is an attorney-in-fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Management Board itself must resolve on certain matters as a body. In particular, it may not delegate strategic planning, coordinating or controlling responsibilities to individual members of the Management Board.
Other responsibilities of the Management Board are:
–	Appointing key personnel;
–	Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units in accordance with the terms of reference (Geschäftsordnung) for the Management Board and terms of reference for our Group Risk Committee;
–	Calling shareholders’ meetings;
–	Filing petitions to set aside shareholders’ resolutions;
–	Preparing and executing shareholders’ resolutions; and

–	Reporting to the Supervisory Board.
According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no member of the Management Board may enter into any agreement with us without the prior consent of our Supervisory Board.
The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2005, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and the positions they have held with us and with other companies in the last five years. The business address of the members of our Management Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Dr. Josef Ackermann
Age: 57
First Appointed: 1996
Term Expires: 2010
Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

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
In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint contained allegations of a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. The trial took place in the first half of 2004 and ended with the acquittal of Dr. Ackermann and all the other defendants. The Düsseldorf Public Prosecutor filed notice of appeal with the Federal Supreme Court (Bundesgerichtshof). On December 21, 2005, the Federal Supreme Court ordered a retrial with the District Court in Düsseldorf. When the new trial will begin is not yet known. Our Supervisory Board repeatedly has declared that it supports Dr. Ackermann in his defense. On February 1, 2006, it expressed once again its unrestricted trust in Dr. Ackermann.

Dr. Clemens Börsig
Age: 57
First Appointed: 2001
Term Expires: 2010
Dr. Clemens Börsig joined our Management Board in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.

From 1997 to 1999, Dr. Börsig worked for RWE AG, in Essen, Germany, as a member of the management board and as chief financial officer. Prior to this position, he was employed by Robert Bosch GmbH in Stuttgart, Germany, where he was hired in 1985 as the head of Corporate Planning and Con-

trolling. In 1990, he was appointed to the management board at Bosch. From 1977 to 1985, Dr. Börsig held a number of positions at Mannesmann Group in Düsseldorf, Germany, including head of Corporate Planning at Mannesmann-Kienzle GmbH and chief financial and administrative officer at Mannesmann-Tally. From 1973 to 1977, he was an assistant professor at the Universities of Mannheim and Munich.
Dr. Börsig’s educational history includes studies in business administration and mathematics. He graduated with a Ph.D. in Business Administration from the University of Mannheim.
Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc. He was deputy chairman of the supervisory board of EUROHYPO AG until May 2005.

Dr. Tessen von Heydebreck
Age: 60
First Appointed: 1994
Term Expires: 2007
Dr. Tessen von Heydebreck joined our Management Board in 1994. From 1994 to 1996, he was a deputy member of the Management Board. Dr. von Heydebreck is our Chief Administrative Officer.

Dr. von Heydebreck’s career with us began in 1974 with positions in Hamburg and Bremen, Germany. In 1977, Dr. von Heydebreck moved to our former head office in Düsseldorf, where he served as executive assistant to a member of the Management Board. From 1981 to 1983, he was a member of the management in our branch in Emden, Germany. He served as regional head in Bremen, Germany, from 1983 to 1990 and as regional head in Hamburg, Germany, from 1990 to 1994.
Dr. von Heydebreck studied law at Göttingen University and the University of Freiburg. After passing the First and the Second State Examinations in law, he completed a doctorate in law at Göttingen University.
Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Dürr AG and BVV Versicherungsverein des Bankgewerbes a.G.

Hermann-Josef Lamberti
Age: 49
First Appointed: 1999
Term Expires: 2009
Hermann-Josef Lamberti joined our Management Board in 1999. He joined us in 1998 as an executive vice president. Mr. Lamberti is our Chief Operating Officer.

Prior to joining Deutsche Bank, Hermann-Josef Lamberti worked at IBM for 14 years. He began his career at the company in 1985, where he concentrated on controlling and internal application development. He was soon entrusted with management positions in the company’s German branches specializing in the banking and insurance industries. In 1993, he was appointed General Manager of Personal Software Division at IBM Europe in Paris, where he was the head of software sales for Europe, the Middle East and Africa. In 1995, Hermann-Josef Lamberti moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management with responsibility for IBM’s global mainframes sales. He returned to Germany in 1997 to take up the position of Chairman of the Senior Management of IBM Germany in Stuttgart.
Hermann-Josef Lamberti studied business administration in Cologne and Dublin before commencing his professional career in the financial sector. He graduated with a master’s degree in Business Administration in 1982. He subsequently worked for Touche Ross in Toronto, where he was involved in Auditing and Consulting. He also worked in the Foreign Exchange department at Chemical Bank in Frankfurt.
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Deutsche Börse AG (since October 2005), Fiat S.p.A. and Carl Zeiss AG.

Board Practices of the Management Board

Our Management Board has adopted terms of reference for the conduct of its affairs. These terms of reference have been presented to the Supervisory Board for information. The Supervisory Board intends to issue new terms of reference for the Management Board. The current terms of reference provide that in addition to the joint overall responsibility of the Management Board as a Group, the individual responsibilities of the members of the Management Board are determined by our business allocation plan. The terms of reference stipulate that, notwithstanding the functional responsibilities of the operating committees of our Group divisions and of the functional committees, the members of the Management Board each have an individual responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members and the subsidiaries allocated to those divisions.

In addition to managing our company, some of the members of our Management Board also supervise and advise our affiliated companies. As permitted by German law, some of the members also serve as members of the supervisory boards of other companies. Also, to assist us in avoiding conflicts of interest, the members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.
Section 161 of the German Stock Corporation Act (Aktiengesetz) requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the Government Commission on the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Management Board and Supervisory Board dated October 27, 2005 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

Group Executive Committee

The Group Executive Committee, established in 2002, is a body that is not required by the Stock Corporation Act. It comprises the members of the Management Board, the Business Heads of our Group Divisions, CIB and PCAM, and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following activities:

–	Provision of ongoing information to the Management Board on business developments and particular transactions;
–	Regular review of our business segments;
–	Consultation with and furnishing advice to the Management Board on strategic decisions; and
–	Preparation of decisions to be made by the Management Board.

Compensation

Supervisory Board
The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.

For 2005, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairperson the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.
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
We compensate our Supervisory Board members after the end of each fiscal year. In January 2006, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2005 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2005 a dividend-based bonus after the Annual General Meeting in June 2006. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2005 (excluding value-added tax), assuming that the Annual General Meeting in June 2006 approves the envisaged dividend of € 2.50 per share.

Members of the Supervisory Board	Compensation for fiscal year 2005
in €	Fixed	Variable	Meeting fee	Total

Dr. Rolf-E. Breuer	127,500	199,750	19,000	346,250

Heidrun Förster	60,000	94,000	13,000	167,000

Dr. Karl-Hermann Baumann[1]	25,000	39,167	6,000	70,167

Dr. Karl-Gerhard Eick	46,250	72,458	8,000	126,708

Klaus Funk[2]	30,000	47,000	4,000	81,000

Ulrich Hartmann	40,625	63,646	9,000	113,271

Sabine Horn	37,500	58,750	9,000	105,250

Rolf Hunck	37,500	58,750	9,000	105,250

Sir Peter Job	41,875	65,604	13,000	120,479

Prof. Dr. Henning Kagermann	37,500	58,750	8,000	104,250

Ulrich Kaufmann	37,500	58,750	8,000	104,250

Prof. Dr. Paul Kirchhof	30,000	47,000	4,000	81,000

Henriette Mark	30,000	47,000	4,000	81,000

Margret Mönig-Raane	30,000	47,000	4,000	81,000

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[3]	21,875	34,271	6,000	62,146

Gabriele Platscher	30,000	47,000	4,000	81,000

Karin Ruck	30,000	47,000	4,000	81,000

Tilman Todenhöfer	34,375	53,854	8,000	96,229

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	30,000	47,000	4,000	81,000

Dipl.-Ing. Albrecht Woeste	30,000	47,000	4,000	81,000

Leo Wunderlich	30,000	47,000	4,000	81,000

Total	817,500	1,280,750	152,000	2,250,250

[1]	Member until May 18, 2005.

[2]	Member until February 1, 2006.

[3]	New member since May 18, 2005.

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer was formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2005 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 2,255,326.

During 2005 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are employed by us.

Management Board
The Chairman’s Committee of the Supervisory Board has functional responsibility for determining the structure and size of the compensation of the members of the Management Board. In particular, the Chairman’s Committee determines salaries and other compensation elements for the Management Board.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:
Salary. The members of the Management Board receive a salary which is disbursed in monthly installments. It is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies.
Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Management Board primarily based on achievement of the planned return on equity of the Group.
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

The aggregate remuneration, including performance-based compensation, earned by the members of our Management Board for the year ended December 31, 2005 was € 28,716,909. This aggregate remuneration was comprised of the following.

in €	2005

Salary	3,550,000

Bonuses, mid-term-incentive (cash and equity-based)	24,560,000

Other remuneration[1]	606,909

Total remuneration	28,716,909

[1]	Insurance premiums, payments in kind and taxes.

The members of our Management Board received as part of the mid-term-incentive share-based awards, the ultimate value of which to the members of the Management Board will depend on the price of Deutsche Bank shares. The units of each portion of this share-based compensation are described below.

DB Equity Units. In February 2006, we awarded an aggregate of 93,290 deferred share awards to members of our Management Board. These shares are scheduled to be delivered on August 1, 2009.
For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units are issued, see Note [20] to the consolidated financial statements.
Pursuant to the service contracts concluded with each member of our Management Board, the board members are entitled to receive certain transitional payments when they leave the Management Board. Such payments are based on the total compensation previously earned (salary, bonuses, and MTIs) and the remaining term of the contract, where applicable. If the member of the Management Board leaves in connection with a change of control and the remaining term is less than three years, a term of three years will be assumed. The amounts will generally be paid as a lump sum.
Our board members as of December 31, 2005 received the following remuneration for the year 2005.

Members of the Management	Annual cash compensation		Equity-based MTI	Total
Board				Compensation
			Value of
			share-based
in €	Salary	Cash bonus/cash MTI	awards[1]

Dr. Josef Ackermann	1,150,000	7,233,750	3,516,250	11,900,000

Dr. Clemens Börsig	800,000	3,273,750	1,576,250	5,650,000

Dr. Tessen v. Heydebreck	800,000	2,903,750	1,576,250	5,280,000

Hermann-Josef Lamberti	800,000	2,903,750	1,576,250	5,280,000

[1]	The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 88.38, the closing price of our shares on January 31, 2006. The number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann 39,786, Dr. Clemens Börsig 17,835, Dr. Tessen v. Heydebreck 17,835, and Hermann-Josef Lamberti 17,835.

In addition to the above amounts that we paid to members of the Management Board in 2005, we paid former members of the Management Board or their surviving dependents an aggregate of € 17,318,339 in 2005. During 2005 we set aside € 1,369,417 for pension, retirement or similar benefits for our Management Board.

Employees

As of December 31, 2005, we employed a total of 63,427 staff members as compared to 65,417 as of December 31, 2004 and 67,682 as of December 31, 2003. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2005, 2004, and 2003.

Employees[1]	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003

Germany	26,336	27,093	29,878

Europe (outside Germany)[2]	18,444	19,538	19,403

Asia-Pacific	7,169	6,458	5,976

North America[3]	11,134	11,954	11,920

South America	345	374	504

Total employees	63,427	65,417	67,682

[1]	Full-time equivalent employees.

[2]	Includes a small number of employees in Africa.

[3]	Primarily the United States.

The number of our employees decreased by 1,990 to 63,427 during the year. In the course of implementing the global BRP, we completed approximately 5,900 employee departures and notifications as of December 31, 2005 out of the announced 6,400. This reduction was offset by some of our growth initiatives in other parts of our businesses.

The proportion of employees working in Germany as a percentage of our total staff remained essentially the same at 41.5%.
The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2005, 2004 and 2003. Since January 1, 2005, the Group implemented structural changes associated with the BRP. As a result, the business support areas formerly reported as part of our group divisions and our Corporate Center were centralized into one infrastructure group. Information for prior periods is presented on the same basis as that for 2005.

Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in July 2004 (after only 3 sessions of intensive bargaining) terminates on May 31, 2006. The agreement includes no pay raise from June until August 2004, a 2.0% pay raise from September 1, 2004 to August 31, 2005 and another 1.6% pay raise from September 1, 2005. Additionally, unions and employers agreed on a so-called “hardship clause”, which allows making the collective bargaining agreement more responsive to the needs of the individual company (e. g., reduced benefits when the economic situation is difficult). Further aspects of the agreement relate to an increasing part of total compensation being agreed for flexibility according to performance criteria and on corporate results. Furthermore, an initiative to raise the quota of apprentices in the banking sector was agreed as well as several improvements in the master tariff agreement – including an extension of regulations governing work on Saturdays, part-time retirement arrangements, early retirement and employment protection.
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

Share Ownership

Management Board
As of February 28, 2006, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board	Number of shares		Number of	Number of
			DB Equity Units	Performance Options

Dr. Josef Ackermann	150,431		191,272	32,662

Dr. Clemens Börsig	18,607	[1]	86,749	63,684

Dr. Tessen von Heydebreck	26,257		86,749	38,019

Hermann-Josef Lamberti	43,272		86,749	30,698

Total	238,567		451,519	165,063

[1]	Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25%.

The current members of our Management Board held an aggregate of 238,567 of our shares on February 28, 2006, amounting to approximately 0.05% of our shares issued on that date.

The table below shows information regarding the 451,519 DB Equity Units held by the current members of our Management Board as of February 28, 2006.

Numbers of DB Equity Units	Vesting Date	Delivery Date

95,853	February 1, 2005	August 1, 2006

23,963	August 1, 2006	August 1, 2006

79,759	February 1, 2006	August 1, 2007

19,940	August 1, 2007	August 1, 2007

110,970	February 1, 2007	August 1, 2008

27,743	August 1, 2008	August 1, 2008

74,632	February 1, 2008	August 1, 2009

18,658	August 1, 2009	August 1, 2009

The table below shows information regarding the 165,063 Performance Options held by the current members of our Management Board as of February 28, 2006. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of	Strike Price in €	Vesting Date	Expiration Date
Performance Options

15,645	89.96	February 1, 2004	February 1, 2008

15,645	89.96	February 1, 2005	February 1, 2008

15,645	89.96	February 1, 2006	February 1, 2008

26,900	47.53	February 1, 2005	February 1, 2009

14,642	76.61	February 1, 2006	February 1, 2010

38,293	76.61	February 1, 2007	February 1, 2010

38,293	76.61	February 1, 2008	February 1, 2010

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

Supervisory Board
As of February 28, 2006, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of Shares	Number of Share Grants	Number of Options

Dr. Rolf-E. Breuer	36,264	–	57,310

Dr. Karl-Gerhard Eick	–	–	–

Heidrun Förster	430	10	100

Ulrich Hartmann	–	–	–

Sabine Horn	45	10	100

Rolf Hunck	134	10,930	986

Sir Peter Job	–	–	–

Prof. Dr. Henning Kagermann	–	–	–

Ulrich Kaufmann	65	10	200

Peter Kazmierczak	10	10	–

Prof. Dr. Paul Kirchhof	–	–	–

Henriette Mark	348	10	100

Margret Mönig-Raane	–	–	–

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–

Gabriele Platscher	709	10	100

Karin Ruck	78	8	120

Tilman Todenhöfer	–	–	–

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–

Dipl.-Ing. Albrecht Woeste	–	–	–

Leo Wunderlich	682	10	200

Total	39,060	11,008	59,216

As of February 28, 2006, the members of the Supervisory Board held 39,060 shares, amounting to less than 0.01% of our shares issued on that date.

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
The share grants to Rolf Hunck include 10,920 shares granted under the Restricted Equity Units Plan as part of his compensation as an employee, which are scheduled to be delivered to him in portions in August 2007, 2008, 2009 and 2010. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2005, and are scheduled to be delivered on November 1, 2006.
Dr. Rolf-E. Breuer holds a total of 57,310 Performance Options granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Management Board, and Rolf Hunck holds a total of 726 such options granted to him as part of his compensation as an employee. These options, which have all vested, have a strike price of € 89.96 and an expiration date of February 1, 2008. Each Performance Option is accompanied by a Partnership Appreciation Right. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24 and an expiration date of December 11, 2009. All options have vested and are with respect to our ordinary shares.

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
In accordance with our policy and German law, we have disclosed directors’ dealings in our shares and financial instruments based on them, especially derivatives, in a document available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

Employee Share Programs
For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2005, our issued share capital amounted to € 1,419,610,291 divided into 554,535,270 no par value ordinary registered shares.

On December 31, 2005, we had 411,593 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show our share distribution and the composition of our shareholders on December 31, 2005:
*	Including Deutsche Bank employees and pensioners

On February 28, 2006, a total of 60,231,593 of our shares were registered in the names of 1,592 shareholders resident in the United States. These shares represented 11.7% of our share capital on that date. On December 31, 2004, a total of 53,523,292 of our shares were registered in the names of 946 holders of record resident in the United States. These shares represented 9.84% of our share capital on that date.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 5% of the corporation’s outstanding voting share capital.
We are not aware of any single investor holding 5% or more of our shares as of February 28, 2006.
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

Related Party Transactions

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2005 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2005 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.0 billion (of which € 1.1 billion related to our equity method investment in EUROHYPO AG) as of January 31, 2006,
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

EUROHYPO
EUROHYPO AG (“EUROHYPO”) resulted from a merger of our mortgage bank subsidiary EUROHYPO Europäische Hypothekenbank der Deutschen Bank AG (“Eurohypo Old”) with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002. Subsequently, our German commercial real estate financing division, Dresdner Bank AG’s U.S.-based real estate investment banking team, and part of our London-based real estate business were transferred to EUROHYPO. After these transactions, we owned 37.72% of the outstanding share capital of EUROHYPO. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72% stake in EUROHYPO AG to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction with a total value of € 0.7 billion was completed, reducing our stake to 27.99%. The remaining tranche of the transaction is expected to be completed in the first quarter of 2006.

We account for our investment in EUROHYPO under the equity method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP.
Since the general shareholders meeting of EUROHYPO on May 25, 2005, one member of the supervisory board of EUROHYPO is an employee of Deutsche Bank. One additional member of the supervisory board of EUROHYPO who is an employee of Deutsche Bank resigned from the EUROHYPO board as of that date. Two members of the Management Board of EUROHYPO, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.
Besides our equity stake, which had a book value of € 1.9 billion at December 31, 2005, we provide EUROHYPO with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2005 were € 3.6 billion, of which € 1.7 billion were utilized at that date.
We, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. The maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG were utilized by the end of 2003. By the end of 2005, EUROHYPO had made claims in respect of the full amount of our financial guarantee, which had an initial maximum amount of € 283 million, but we are currently engaged in discussions with EUROHYPO as to whether the preconditions for drawing had been satisfied with respect to almost all of these claims. If such preconditions were not satisfied, the portion of the guarantee relating to such claims would be reinstated and available for drawing until December 31, 2006. Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 572 million as of December 31, 2005.

Xchanging etb GmbH
Based on agreements reached in May 2004, we transferred our stake in etb to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), which is located in Germany, and received in turn a 49% nonvoting capital stake in Xchanging etb GmbH. The remaining 51% is owned by Xchanging HoldCo No 3 Ltd (UK), a 100% subsidiary of Xchanging B.V. (NL) (‘Xchanging’). Founded in 1998, Xchanging is an internationally positioned business process outsourcer and back office services provider, with locations in the UK, France, Germany, the United States and Asia. etb is in general a provider of security settlement services we founded in 1999. The change of control was realized at May 31/June 1, 2004 when Xchanging took over management control and full operational responsibility for etb.

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
The arrangements with etb (under the control of Xchanging) include a 12-year service agreement. This agreement is aimed at reducing our costs for the agreed security settlement services while maintaining control over services provided as well as the desired quality and performance. It also ensures significant investments of Xchanging in order to enhance processes and etb’s service delivery platform for additional new clients. In return for the services received, we provide services such as Global Technology and Operations Services and Corporate Real Estate Services to etb, as we did before the transfer. The volume of services received from etb in 2005 amounted to € 125 million while the volume of services provided to etb in 2005 amounted to € 46 million. We account for our investment in Xchanging etb GmbH under the equity method.
In July 2005 we sold a 5% stake in Xchanging etb GmbH to one of the larger clients of etb. Due to our decision to sell the Global Custody business line to State Street Bank in 2003 and further due to internal restructuring activities, we reduced the commitment to receive etb services by € 19 million from 2006 on in December 2005. In accordance with our contractual obligations, we compensated etb for the service volume reduction by a one-time payment.

grundbesitz-invest
In 2005, grundbesitz-invest (“Grundbesitz”), an open-end property fund sponsored and managed by a subsidiary of ours, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. The suspension was deemed necessary to protect unit holders and to ensure equal treatment for current and potential investors. In light of the extraordinary nature of the temporary closure, we are committed to compensate certain unit holders for any loss in value due to the revaluation, including by direct payments to certain unit holders who, taking into account the purchase price of their share units and earnings distributions received, would incur a loss due to the revaluation of the properties, and by other indirect compensation. Grundbesitz re-opened for issuance and redemption on March 3, 2006. We committed to support Grundbesitz’s liquidity upon its re-opening by various means, which may include offering to purchase its units from time to time, at prevailing redemption prices. At the end of the first quarter 2006, we will evaluate whether we must consolidate Grundbesitz based on the extent of our exposure to it at that time. For the year ended December 31, 2005, we recorded provisions of € 203 million representing the estimated direct and indirect compensation costs mentioned above.

Related Party Nonaccrual Loans
Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2005. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for January 31, 2006 aggregate to € 42 million, down € 19 million or 31% from February 28, 2005. We hold a significant portion of the outstanding equity interests in customers B, D, E and Radio Movil Digital Americas, Inc. noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). Our participating interests in customers A and C are 10% or more of their voting rights.

	Amount outstanding	Largest amount outstanding	Nature of the loan and transaction in which incurred
	as of January 31, 2006	January 1, 2005
in € m.		to January 31, 2006

Customer A	18	33	Comprised of a real estate finance loan bearing interest at 6.27% per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The amounts are payable on demand and interest accrual has been stopped.

Customer B	0	8	Former sale and leaseback transaction bearing interest at 5.2% per annum, for which we have demanded repayment and stopped accruing interest.

Customer C	0	1	Cash loan payable on demand, bearing interest at 8% per annum, for which interest accrual has been stopped.

Customer D	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9% per annum, maturing June 2019, for which interest accrual has been stopped.

Customer E	4	4	Lease refinancing of movable property bearing interest at 2.25% per annum for which interest accrual has been stopped.

Radio Movil Digital Americas, Inc.	16	17	Cash loan payable on demand, bearing interest at 12% per annum, for which interest accrual has been stopped.

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

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements
See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-4.

Legal Proceedings
IPO Allocation Litigation: Deutsche Bank Securities Inc. (“DBSI”), our U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004, and DBSI and other defendants appealed that decision to the Court of Appeals for the Second Circuit. Discovery in the securities cases is underway. In the putative antitrust class action, the defendants’ motion to dismiss the complaint was granted on November 3, 2003. On September 28, 2005, the Court of Appeals for the Second Circuit vacated the ruling and remanded the case to the lower court for consideration of alternate grounds for dismissal. Defendants have moved for reconsideration by the Second Circuit.

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries DBSI and Deutsche Bank Trust Company Americas (“DBTCA”). On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs’ motion for reconsideration of the partial dismissal of the Deutsche Bank entities that had been dismissed on March 29, 2004. Plaintiffs’ motion to certify a class of shareholders in Newby is pending.
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
WorldCom Litigation. Deutsche Bank AG and DBSI were defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom’s May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and euro tranches of the May 2001 bond offering. Plaintiffs were alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions included certain WorldCom directors and officers, WorldCom’s auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs alleged that the offering documents contained material misstatements and/or omissions regarding WorldCom’s financial condition. The claims against DBSI and Deutsche Bank AG were made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI was a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims did not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements. All but three of the individual actions have been resolved.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates and employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in more than 75 legal proceedings brought by investors in various tax-oriented transactions. Deutsche Bank provided financial products and services to these investors, who were advised by various accounting, legal and financial advisory professionals. The investors claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the investors allege that, together with Deutsche Bank, the professional advisors improperly misled the investors into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual investors, while others are asserted on behalf of a putative investor class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is on-going.
In the Matter of KPMG LLP Certain Auditor Independence Issues. On November 20, 2003, the SEC requested us to produce certain documents in connection with an ongoing investigation of certain auditor independence issues relating to KPMG LLP. We are cooperating with the SEC in its inquiry. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG DTG), a KPMG LLP affiliate, is our auditor. Aspects of this investigation appear to involve certain tax-oriented transactions among those at issue in the tax-related litigation described above, where Deutsche Bank provided financial products and services and a KPMG LLP affiliate advised the investors. During all relevant periods, including the present, KPMG DTG has confirmed to us that KPMG DTG was and is “independent” from us under applicable accounting and SEC regulations.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action does not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.
In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview. Upon referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. Dr. Kirch appealed this decision. The hearing before the U.S. Court of Appeals for the Second Circuit took place on October 21, 2005.
On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the USA and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group.
Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) is a major German construction firm which filed for insolvency in March 2002. We had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of our Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by us participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed us they are asserting claims against us because of our role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although we are in ongoing discussions, we cannot exclude that some of the parties may file lawsuits against us. To date, the administra-

tor for imbau filed a lawsuit against us in August 2004 alleging that payments received by us in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against us in December 2005 seeking damages because of our allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against us alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
Parmalat Litigation. Following the bankruptcy of the Italian company Parmalat, the Special Administrator of Parmalat, Mr. Enrico Bondi, is suing Deutsche Bank for damages totaling € 2.2 billion for facilitating the insolvency offense of delaying the filing of a petition in insolvency allegedly committed by Parmalat’s former management and supervisory board. There are two separate complaints and they allege that by managing and/or underwriting the issuance of Parmalat bonds in 2003 and entering into certain derivative transactions, Deutsche Bank assisted Parmalat by providing liquidity in order to enable Parmalat to meet its short term liabilities/obligations. It is alleged that Deutsche Bank knowingly helped Parmalat to continue its business for several months until December 2003, despite being aware of the true financial situation of the company. Parmalat reserves the right to increase the amount of damages sought. The damages currently requested are, it is claimed, equal to the loss creditors of Parmalat incurred in the second half of 2003.
Also in connection with the Parmalat insolvency, Mr. Bondi has already brought two claw-back actions for a total of € 177 million against Deutsche Bank SpA.
General. Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

Dividend Policy
We generally pay dividends each year, and expect to continue to do so in the near future. However, we may not pay dividends in the future at rates we have paid them in previous years. If we are not profitable, we may not pay dividends at all.

Under German law, our dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. For treasury shares a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting resolves so. The shareholders’ meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.
We declare dividends at the Annual General Meeting and pay them once a year. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.

Significant Changes

On March 9, 2006, we announced that, due to new information that emerged since the release of our 2005 preliminary, unaudited earnings on February 2, 2006, we increased our legal provisions for 2005. The adjustment mainly relates to certain tax-oriented transactions executed with U.S. counterparties from approximately 1997 to 2001. The net increase in legal provisions reduced the previously announced net income by € 250 million. Most of this adjustment is treated as not deductible for income tax purposes.

As described in “Item 7: Major Shareholders and Related Party Transactions – Related Party Transactions – grundbesitz-invest”, we committed to provide compensation to certain investors in the Grundbesitz fund, as well as certain liquidity support in connection with its reopening on March 3, 2006.
Otherwise, there have been no significant changes subsequent to December 31, 2005.

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

	Our shares				DAX®-Index
	Price per share			Average daily
	High	Low	Period end	trading	High	Low	Period end
	(in €)	(in €)	(in €)	volume
				(in thousands
				of shares)

Monthly 2006:
February	94.95	86.14	92.45	4,174.07	5,916.80	5,598.05	5,796.04
January	88.79	81.17	88.38	3,762.63	5,697.01	5,290.49	5,674.15

Monthly 2005:
December	85.00	80.15	81.90	3,398.00	5,469.96	5,208.49	5,408.26
November	84.97	77.59	83.13	3,488.20	5,241.00	4,891.62	5,193.40
October	79.62	74.06	78.13	3,891.74	5,138.02	4,762.75	4,929.07
September	78.50	70.20	77.82	4,320.63	5,061.84	4,816.67	5,044.12

Quarterly 2005:
Fourth Quarter	85.00	74.06	81.90	3,591.02	5,469.96	4,762.75	5,408.26
Third Quarter	78.50	63.00	77.82	3,855.17	5,061.84	4,444.94	5,044.12
Second Quarter	68.52	60.90	64.71	3,781.06	4,637.34	4,157.51	4,586.28
First Quarter	69.90	63.35	66.55	3,603.63	4,435.31	4,160.83	4,348.77

Quarterly 2004:
Fourth Quarter	66.33	56.96	65.32	3,461.01	4,272.18	3,838.98	4,256.08
Third Quarter	65.35	52.37	57.87	3,831.65	4,101.52	3,618.58	3,892.90
Second Quarter	73.08	63.02	64.58	4,105.99	4,156.89	3,710.02	4,052.73
First Quarter	77.77	62.20	67.65	4,874.38	4,175.48	3,692.40	3,856.70

Annual:
2005	85.00	60.90	81.90	3,709.96	5,469.96	4,157.51	5,408.26
2004	77.77	52.37	65.32	4,066.27	4,272.18	3,618.58	4,256.08
2003	66.04	32.97	65.70	4,923.58	3,996.28	2,188.75	3,965.16
2002	82.65	35.60	43.90	4,703.89	5,467.31	2,519.30	2,892.63
2001	105.64	43.20	79.40	3,656.06	6,795.14	3,539.18	5,160.10

Note: All data is based on Orderbuchstatistik (Xetra).

On February 28, 2006, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 92.45 per share and the closing quotation of the DAX-Index was 5,796.04. Our shares represented 7.68% of the DAX-Index on that date.

Since October 3, 2001 our shares have also traded on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported on the New York Stock Exchange Composite Tape.

	Our shares
	Price per share			Average daily
	High	Low	Period end	trading
	(in U.S.$)	(in U.S.$)	(in U.S.$)	volume
				(in number of
				shares)

Monthly 2006:
February	113.30	103.32	110.75	120,021
January	107.73	97.18	107.43	130,115

Monthly 2005:
December	100.41	96.18	96.87	112,171
November	99.44	93.15	97.42	113,648
October	95.00	88.87	93.60	111,676
September	96.25	87.50	93.52	134,838

Quarterly 2005:
Fourth Quarter	100.41	88.87	96.87	112,498
Third Quarter	96.25	76.30	93.52	104,159
Second Quarter	88.27	76.16	77.90	81,886
First Quarter	93.41	82.67	86.20	75,033

Quarterly 2004:
Fourth Quarter	89.35	72.92	89.01	80,633
Third Quarter	79.07	64.70	71.94	81,423
Second Quarter	87.55	76.10	79.11	79,389
First Quarter	94.99	77.60	83.48	117,032

Annual:
2005	100.41	76.16	96.87	93,537
2004	94.99	64.70	89.01	89,483
2003	82.62	36.44	82.21	96,537
2002	74.00	35.26	45.43	54,047
2001 (beginning October 3, 2001)	70.28	51.90	70.15	50,744

Our shares were also traded over-the-counter in the United States in the form of American Depositary Receipts until September 28, 2001, when our ADR Program was terminated. In 2001 through September 28, 2001, the high, low and period-end prices of our American Depositary Receipts on the U.S. over-the-counter market were $ 98.00, $ 42.00 and $ 54.25, respectively.

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

We review our listings on a regular basis. The Management Board has decided to pursue the delisting on certain stock exchanges other than Germany and New York in order to benefit from the integration of the financial markets.

Frankfurt Stock Exchange
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 95.70% of the total turnover in exchange-traded shares in Germany in 2005 (including 90.09% of the total turnover which is accounted for by Xetra in 2005). According to the World Federation of Exchanges, Deutsche Börse AG was the sixth largest stock exchange in the world in 2005 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Tokyo and Euronext.

As of December 31, 2005, the shares of 6,823 companies traded on the various market segments of the Frankfurt Stock Exchange. Of these, 835 were German companies and 5,988 were non-German companies.
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
The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://www.deutsche-boerse.com under the heading: “Market Data & Analytics – Trading Statistics + Analyses – Spot Market Statistics – Order Book Statistics”.
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

Exchange Controls

As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Burma/Myanmar, Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Iraq, Liberia, Sudan, former Yugoslavia/Serbia, Zimbabwe, persons of or in connection with the Al-Qaida network or the Taliban and certain other persons and entities with a view to combat international terrorism.

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

Taxation

The following is a summary of the material German and United States federal income tax consequences of the ownership and disposition of shares for a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:

–	the beneficial owner of shares (and of the dividends paid with respect the shares);
–	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;

–	not also a resident of Germany for German tax purposes; and
–	not subject to an “anti-treaty shopping” article that applies in limited circumstances.
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

Taxation of Dividends
Dividends that we pay are subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20% withholding tax and a 1.1% surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 6.1 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 78.9, may claim a refund from the German tax authorities of 6.1 and, therefore, receive a total cash payment of 85 (i.e., 85% of the declared dividend). For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100.

The German rules provide that a dividend received by corporations, and half of the dividend received by individuals, will be exempt from German tax. Beginning in 2004, 5% of such dividends received by corporations from both domestic and foreign shareholdings is treated as non-deductible expense for corporation tax purposes. These rules apply regardless of whether a shareholder is a tax resident of Germany or a nonresident, if the shares form part of the assets of a permanent establishment or fixed base that the nonresident maintains in Germany. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to a U.S. resident as described above.
The gross amount of dividends that a U.S. resident receives (including amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15% rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal income tax liability or, at its election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, a U.S. resident will be deemed to have paid German taxes of 15. A U.S. resident cannot claim credits for German taxes that would have been refunded to it if it had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. tax authorities have indicated an intention to use existing law and to issue new regulations to limit the creditability of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. A U.S. resident should consult its tax advisor if it has questions about whether such rules may affect its ability to utilize foreign tax credits.
Subject to certain exceptions our dividends received by an individual before January 1, 2009 will be subject to U.S taxation at a maximum rate of 15%. This lower rate applies to our dividends only if the shares in respect of which such dividend is paid have been held by the U.S. resident individual for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which a U.S. resident individual hedges a position in its shares or related property may not count for purposes of the holding period test. Our dividends also would not be eligible for the lower rate if a U.S. resident individual elects to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. A U.S. resident individual should consult its own tax advisor regarding the availability of the reduced dividend rate in light of its own particular circumstances.
If a U.S. resident receives a dividend paid in euros, it will recognize income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If dividends are converted into U.S. dollars on the date of receipt, a U.S. resident generally should not be required to recognize foreign currency gain or loss in respect of the dividend income but may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax (but not with respect to the portion of the Treaty refund that is treated as an additional dividend) to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Refund Procedures
To claim the refund a U.S. resident must submit (either directly or, as described below, through the Depository Trust Company), within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern (formerly Bundesamt für Finanzen), 53221 Bonn-Beuel, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (http://www.bzst.bund.de).

A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, Philadelphia Service Center U.S Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing or by faxing a request and must include the U.S. resident’s name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of the U.S. resident’s last filed tax return. If the U.S. resident desires a “current year” Form 6166, its Form 6166 request must include a penalties of perjury statement, which has been signed by it in the current year under penalties of perjury, certifying that 1) it is a resident of the United States currently, and 2) it will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 it must use IRS Form 8802. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.
A simplified refund procedure is available if a U.S. resident holds its shares through banks and brokers participating in the Depository Trust Company. These arrangements have been made on a trial basis and may be amended or revoked at any time in the future. If the U.S. resident’s bank or broker elects to participate in the simplified procedure, the Depository Trust Company will perform administrative functions necessary to claim the Treaty refund for it. In this case, its broker will report to the Depository Trust Company the number of shares that it holds together with the number of shares held by other holders that are also eligible to claim Treaty refunds. The Depository Trust Company will then prepare and file a combined claim for refund with the German tax authorities. The combined claim need not include evidence of a U.S resident’s entitlement to Treaty benefits.

Under audit procedures that apply for up to four years, the German tax authorities may require banks and brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of shares, and the official certification on IRS Form 6166 with respect to the last filed United States federal income tax return of those holders. Banks and brokers participating in the Depository Trust Company arrangements may require a U.S. resident to provide documentation evidencing its eligibility for Treaty benefits prior to any audit.
The German tax authorities will issue refunds denominated in euros. In the case of shares held through banks or brokers participating in the Depository Trust Company, the refunds will be issued to the Depository Trust Company, which will convert the refunds to U.S. dollars. The resulting amounts will be paid to banks or brokers for the account of holders.
If a U.S. resident holds its shares through a bank or broker who participates in the Depositary Trust Company that elects to participate in the simplified refund procedure, it could take at least three weeks for it to receive a refund after a combined claim for refund has been filed with the German tax authorities. If a U.S. resident files a claim for refund directly with the German tax authorities, it could take at least eight months for it to receive a refund. The length of time between filing a claim for refund and receipt of that refund is uncertain and we can give no assurances as to when any refund will be received.

Taxation of Capital Gains
Under the Treaty, a U.S resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, gain or loss realized by a U.S. resident on the sale or disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a current maximum rate of 15% under recently enacted legislation. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.

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

Other German Taxes
There are presently no German net wealth, transfer, stamp or other similar taxes that would apply to a U.S. resident as a result of the receipt, purchase, ownership or sale of shares.

United States Information Reporting and Backup Withholding
Dividends and payments of the proceeds on a sale of shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. resident (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 233 Broadway, New York, New York, 10279. You may obtain copies of the materials from the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov under File Number 1-15242. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.

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

Risk Management Principles
The following key principles underpin our approach to risk management:

–	Our Management Board provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
–	We manage credit, market, liquidity, operational, business and reputational risks in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
–	The structure of our risk management function is closely aligned with the structure of our Group Divisions.
–	The risk management function is independent of our Group Divisions.

Risk Management Organization
Our Group Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, operational and business risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which is responsible for planning, management and control of the aforementioned risks across our consolidated Group.

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
The Group Reputational Risk Committee (GRRC) is an official sub-committee of both the Group Risk Committee and the Group Compliance Committee, and is co-chaired by the chairmen of these committees. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.
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

Categories of Risk
The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

Specific Banking Risks
Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

–	Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as “counterparties”). This is the largest single risk we face. We distinguish among three kinds of credit risk:
–	Default risk is the risk that counterparties fail to meet contractual payment obligations.
–	Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country Risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
–	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
–	Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
–	Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due.
–	Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Reputational Risk
Within our risk management processes, we define reputational risk as the threat that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public’s trust in our organization.

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

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

–	Expected Loss. We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.
–	Economic Capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98% the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.
–	Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.
–	Stress Testing. We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.
–	Regulatory Risk Reporting. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note [22] of the consolidated financial statements.

Credit Risk
Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

–	In all our Group Divisions consistent standards are applied in the respective credit decision processes.
–	The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
–	Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.

–	We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
–	We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an “obligor” as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

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

Credit Limits
Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

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

Loan Exposure Management Group
As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments within:

–	the investment-grade portfolio of our Corporate and Investment Bank Group Division where original maturities are greater than 180 days, and
–	the medium-sized German companies’ portfolio where original maturities are greater than 360 days, excluding legacy business booked prior to April 2004.
From 2006 onwards, we have expanded the scope of LEMG to include shorter maturities in both categories and the aforementioned legacy business.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.
LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
–	to reduce single-name and industry credit risk concentrations within the credit portfolio, and
–	to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.
LEMG’s risk reduction activities are of increasing significance as the total notional amount of its hedges increased 35% from € 25.7 billion as of December 31, 2004, to € 34.6 billion as of December 31, 2005.
As of year-end 2005, LEMG held credit derivatives with an underlying notional of € 24.7 billion. This position totaled € 18.5 billion as of December 31, 2004.
The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.
LEMG also mitigated the credit risk of € 9.7 billion of loans and lending-related commitments as of December 31, 2005, by synthetic collateralized loan obligations supported by financial guarantees for which the first loss piece has been sold. This position totaled € 7.2 billion as of December 31, 2004. LEMG further mitigated € 0.2 billion of loans and lending-related commitments as of December 31, 2005, by way of credit-linked notes. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry issue between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

Credit Exposure
We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter (“OTC”) derivatives and tradable assets:

–	“Loans” are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
–	“Contingent Liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
–	“OTC Derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets.
–	“Tradable Assets” include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.
Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables, amounting to € 23.5 billion at December 31, 2005 and € 29.5 billion at December 31, 2004; forward committed repurchase and reverse repurchase agreements, of € 119.2 billion at December 31, 2005 and € 99.7 billion at December 31, 2004; and irrevocable lending-related commitments, of € 132.6 billion at December 31, 2005 and € 103.7 billion at December 31, 2004. At December 31, 2005, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.
The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
region
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Eastern Europe	2,242	1,568	548	418	750	607	5,569	3,282	9,109	5,875

Western Europe	119,890	112,139	20,452	18,840	33,799	36,486	110,033	88,450	284,174	255,915

Africa	272	288	172	168	548	300	934	1,000	1,926	1,756

Asia-Pacific	11,328	8,258	4,419	2,656	6,507	6,892	50,328	57,680	72,582	75,486

North America	17,760	14,911	9,344	7,469	20,926	15,820	113,780	87,749	161,810	125,949

Central and South America	1,765	1,522	372	326	818	688	8,020	4,607	10,975	7,143

Other[1]	26	3	2	18	434	874	583	2,258	1,045	3,153

Total	153,283	138,689	35,309	29,895	63,782	61,667	289,247	245,026	541,621	475,277

[1]	Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by	Loans				Contingent liabilities		OTC derivatives		Tradable assets		Total
industry sector
	Dec 31,		Dec 31,		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2005		2004		2005	2004	2005	2004	2005	2004	2005	2004

Banks and insurance	7,676		7,787		6,270	4,921	43,914	44,450	77,176	51,406	135,036	108,564

Manufacturing	15,703		13,270		8,996	8,028	2,366	1,837	16,426	15,919	43,491	39,054

Households	62,457		57,076		1,299	1,372	425	285	–	–	64,181	58,733

Public sector	2,629		3,278		515	1,630	4,582	5,838	151,110	140,614	158,836	151,360

Wholesale and retail trade	12,077		10,288		2,531	2,274	496	684	4,143	3,062	19,247	16,308

Commercial real estate activities	13,259		14,102		2,168	313	619	763	1,449	1,755	17,495	16,933

Other	39,482	[1]	32,888	[1]	13,530	11,357	11,380	7,810	38,943	32,270	103,335	84,325

Total	153,283		138,689		35,309	29,895	63,782	61,667	289,247	245,026	541,621	475,277

[1]	Includes lease financing.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
–	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure
The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued overall improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2005 compared to 2004 is primarily a consequence of our tight credit discipline and the overall benign credit environment. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 60% at December 31, 2004 to 65% at December 31, 2005.

Creditworthiness	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
category
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

AAA–AA	17,086	12,363	3,152	3,209	25,026	27,885	161,181	133,839	206,445	177,296

A	11,940	10,852	9,336	8,045	19,365	18,194	40,155	32,217	80,796	69,308

BBB	26,183	22,794	13,012	10,242	10,065	10,087	24,143	38,264	73,403	81,387

BB	22,036	21,375	7,088	6,058	7,853	4,675	41,564	28,436	78,541	60,544

B	5,067	4,778	2,060	1,707	1,132	649	16,633	8,830	24,892	15,964

CCC and below	3,123	4,107	661	634	341	177	5,571	3,440	9,696	8,358

Total	85,435	76,269	35,309	29,895	63,782	61,667	289,247	245,026	473,773	412,857

Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	(in € m.)		as a % of total exposure		as a % of total exposure
	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Consumer credit exposure Germany:	50,569	47,395	2.04%	2.20%	0.54%	0.42%
Consumer and small business financing	10,955	10,060	2.11%	2.48%	1.38%	1.36%
Mortgage lending	39,614	37,335	2.02%	2.12%	0.31%	0.17%

Consumer credit exposure other Europe	17,279	15,025	1.12%	1.21%	0.37%	0.47%

Total consumer credit exposure	67,848	62,420	1.80%	1.96%	0.50%	0.43%

The volume of our consumer credit exposure rose by € 5.4 billion, or 8.7%, from 2004 to 2005, driven mainly by the volume growth of our portfolio in Germany (up € 3.2 billion) and even stronger relative growth in Italy (up € 1.2 billion) and Spain (up € 0.9 billion). Total net credit costs increased, from 0.43% of our total exposure in 2004 to 0.50% in 2005. The increase primarily reflects lower values realized on real estate collateral supporting distressed loans, especially in Germany. In Germany, loans delinquent by 90 days or more decreased from 2.20% to 2.04% reflecting overall volume growth. The lower percentage of delinquent loans in other Europe is predominantly a reflection of decreased delinquencies in Italian consumer lending.

Credit Exposure from Derivatives
To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts that the agreement covers upon the counterparty’s default, resulting in one single net claim against the counterparty (called “close-out netting”). We also enter into “payment netting” agreements under which we net nonsimultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

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

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2005.

Dec 31, 2005	Notional amount maturity distribution				Positive	Negative	Net
	Within one	> 1 and	After five	Total	market	market	market
in € m.	year	≤ 5 years	years		value	value	value

Interest-rate-related transactions:

OTC products:
FRAs	1,529,590	84,743	1,063	1,615,396	626	(690)	(64)
Interest rate swaps (single currency)	5,126,465	6,940,511	5,381,844	17,448,820	219,960	(221,437)	(1,477)
Purchased interest rate options	236,073	529,777	626,269	1,392,119	32,440	–	32,440
Written interest rate options	260,296	637,338	626,619	1,524,253	–	(33,963)	(33,963)
Other interest rate trades	–	–	–	–	–	–	–

Exchange-traded products:
Interest rate futures	248,395	369,409	499	618,303	–	(1)	(1)
Purchased interest rate options	118,171	906	–	119,077	44	–	44
Written interest rate options	39,168	4,621	–	43,789	–	(34)	(34)

Sub-total	7,558,158	8,567,305	6,636,294	22,761,757	253,070	(256,125)	(3,055)

Currency-related transactions:

OTC products:
Forward exchange trades	440,786	26,812	3,199	470,797	5,936	(6,086)	(150)
Cross currency swaps	1,305,607	354,412	226,847	1,886,866	31,952	(32,103)	(151)
Purchased foreign currency options	387,766	55,570	9,272	452,608	8,000	–	8,000
Written foreign currency options	380,930	60,038	6,285	447,253	–	(7,911)	(7,911)

Exchange-traded products:
Foreign currency futures	4,451	136	–	4,587	–	–	–
Purchased foreign currency options	2,202	182	–	2,384	65	–	65
Written foreign currency options	2,381	–	–	2,381	–	(48)	(48)

Sub-total	2,524,123	497,150	245,603	3,266,876	45,953	(46,148)	(195)

Equity/index-related transactions:

OTC products:

Equity forward	202	10	–	212	4	(11)	(7)
Equity/index swaps	73,797	28,941	10,658	113,396	4,100	(4,989)	(889)
Purchased equity/index options	118,711	91,040	15,057	224,808	26,412	–	26,412
Written equity/index options	126,947	112,664	27,865	267,476	–	(33,479)	(33,479)

Exchange-traded products:
Equity/index futures	44,392	–	–	44,392	31	–	31
Equity/index purchased options	96,844	42,616	6,150	145,610	10,789	–	10,789
Equity/index written options	89,215	45,285	8,986	143,486	–	(11,517)	(11,517)

Sub-total	550,108	320,556	68,716	939,380	41,336	(49,996)	(8,660)

Credit derivatives	102,560	1,380,404	520,586	2,003,550	22,745	(22,173)	572

Other transactions:
OTC products:
Precious metal trades	29,010	27,578	5,318	61,906	4,011	(2,882)	1,129
Other trades	93,388	119,447	4,449	217,284	22,365	(21,221)	1,144

Exchange-traded products:
Futures	3,561	3,261	53	6,875	–	–	–
Purchased options	9,692	2,225	301	12,218	1,144	–	1,144
Written options	8,774	1,691	–	10,465	–	(947)	(947)

Sub-total	144,425	154,202	10,121	308,748	27,520	(25,050)	2,470

Total OTC business	10,212,128	10,449,285	7,465,331	28,126,744	378,551	(386,945)	(8,394)

Total exchange-traded business	667,246	470,332	15,989	1,153,567	12,073	(12,547)	(474)

Total	10,879,374	10,919,617	7,481,320	29,280,311	390,624	(399,492)	(8,868)

Positive market values after netting agreements					75,842

Country Risk
We manage country risk through a number of risk measures and limits, the most important being:

–	Total Counterparty Exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events (“country risk event”). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
–	Transfer Risk Exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a “transfer risk event”). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
–	Highly-Stressed Event Risk Scenarios. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings
Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

–	Sovereign Rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.
–	Transfer Risk Rating. A measure of the probability of a “transfer risk event.”
–	Event Risk Rating. A measure of the probability of major disruptions in the market risk factors relating to a country.
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

Country Risk Limits
We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

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

Emerging Markets Net Counterparty Exposure	Dec 31, 2005	Dec 31, 2004
in € m.

Total Net Counterparty Exposure	9,516	7,085

Total Net Counterparty Exposure (excluding OTC Derivatives)	6,838	5,089

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets Net Transfer Risk Exposure	Dec 31, 2005	Dec 31, 2004
in € m.

Africa	340	336

Asia (excluding Japan)	1,136	998

Eastern Europe	906	598

Latin America	508	790

Middle East	1,244	877

Total Emerging Markets Net Transfer Risk Exposure	4,134	3,599

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2005, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 4.1 billion, an increase of 15% or € 535 million from December 31, 2004. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

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

Additionally, as of December 31, 2005, the Group had € 1 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.
The following table presents the components of our December 31, 2005 and December 31, 2004 problem loans.

	Dec 31, 2005			Dec 31, 2004
	Impaired	Non-	Total	Impaired	Non-	Total
	loans[1]	performing		loans[1]	performing
		homogeneous			homogeneous
in € m.		loans			loans

Nonaccrual loans	2,444	1,106	3,550	3,401	1,098	4,499

Loans 90 days or more past due and still accruing	13	189	202	26	221	247

Troubled debt restructurings	119	–	119	89	–	89

Total problem loans	2,576	1,295	3,871	3,516	1,319	4,835

[1]	Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 964 million decrease in our total problem loans in 2005 was due to € 1,018 million of gross charge-offs, a € 101 million increase as a result of exchange rate movements and a € 48 million net reduction of problem loans. Materially all of the reduction in problem loans took place in our impaired loans where gross charge-offs of € 580 million and net reductions of € 461 million were only slightly offset by the € 101 million increase as a result of exchange rate movements. In the homogeneous loan portfolio charge-offs were substantially offset by net increases. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2005, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.
Our commitments to lend additional funds to debtors with problem loans amounted to € 69 million as of December 31, 2005, a decrease of € 132 million or 66% compared to December 31, 2004. Of these commitments € 10 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a reduction of € 5 million or 35% compared to December 31, 2004.
The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2005	Dec 31, 2004

Nonaccrual loans:
German	2,771	3,146
Non-German	779	1,353

Total nonaccrual loans	3,550	4,499

Loans 90 days or more past due and still accruing:
German	198	236
Non-German	4	11

Total loans 90 days or more past due and still accruing	202	247

Troubled debt restructurings:
German	48	71
Non-German	71	18

Total troubled debt restructurings	119	89

Nonaccrual Loans
We place a loan on nonaccrual status if:

–	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
–	the accrual of interest should be ceased according to management’s judgment as to collectibility of contractual cash flows.
When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management’s judgment as to collectibility of principal.
As of December 31, 2005, our nonaccrual loans totaled € 3.6 billion, a net decrease of € 0.9 billion or 21%, from 2004. The net decrease in nonaccrual loans was mainly driven by charge-offs.
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

In 2005, our 90 days or more past due and still accruing interest loans decreased by € 45 million, or 18% to € 202 million. This decrease was due to the fact that loans of this category which had to be placed on nonaccrual status or returned to performing status were substituted to a lesser extent by new loans to be allocated to this category.
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
In 2005, the volume of troubled debt restructurings increased by € 30 million or 34% to € 119 million as of December 31, 2005. This increase was mainly due to a single restructuring case in Western Europe.
In 2004, the volume of troubled debt restructurings decreased by € 112 million or 56% to € 89 million as of December 31, 2004. This decrease was mainly due to the placing of loans on nonaccrual status and a debt for securities swap.

Credit Loss Experience and Allowance for Loan Losses
We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are:

Specific Loss Component
The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty’s ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make by taking into account the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan.

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

in € m. (except percentages)	Dec 31, 2005		Dec 31, 2004

German:

Specific loan loss allowance:
Banks and insurance	–	1%	–	1%
Manufacturing	288	4%	271	5%
Households (excluding mortgages)	46	11%	55	11%
Households – mortgages	14	18%	17	19%
Public sector	–	1%	–	1%
Wholesale and retail trade	137	2%	161	3%
Commercial real estate activities	261	7%	345	8%
Other	229	8%	278	9%

Specific German loan loss allowance total	975		1,127

Inherent loss allowance	461		417

German total	1,436	52%	1,544	57%

Non-German:

Specific loan loss allowance	255		527

Inherent loss allowance	237		273

Non-German total	492	48%	800	43%

Total allowance for loan losses	1,928	100%	2,345	100%

Total specific allowance	1,230		1,654

Total inherent loss allowance	698		691

Total allowance for loan losses	1,928		2,345

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

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2005	2004

Allowance at beginning of year	2,345	3,281

Charge-offs:

German:

Banks and insurance	1	3
Manufacturing	61	80
Households (excluding mortgages)	216	185
Households – mortgages	36	39
Public sector	–	–
Wholesale and retail trade	54	78
Commercial real estate activities	112	106
Lease financing	3	–
Other	162	231

German total	645	722

Non-German:

Excluding lease financing	373	672
Lease financing only	–	–

Non-German total	373	672

Total charge-offs	1,018	1,394

Recoveries:

German:

Banks and insurance	1	1
Manufacturing	11	12
Households (excluding mortgages)	41	37
Households – mortgages	–	–
Public sector	–	–
Wholesale and retail trade	10	12
Commercial real estate activities	4	3
Lease financing	–	–
Other	42	37

German total	109	102

Non-German:

Excluding lease financing	61	50
Lease financing only	–	–

Non-German total	61	50

Total recoveries	170	152

Net charge-offs	848	1,242

Provision for loan losses	374	372

Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(66)

Allowance at end of year	1,928	2,345

Percentage of total net charge-offs to average loans for the year	0.58%	0.86%

Our allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18% decrease from the € 2.3 billion reported at the end of 2004. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.0 billion in 2005, a decrease of € 377 million, or 27%, from 2004. Of the charge-offs for 2005, € 580 million were related to our corporate credit exposure, mainly driven by our German and American portfolios, and € 437 million were related to our consumer credit exposure.
Our provision for loan losses in 2005 was € 374 million, nearly unchanged from the prior year (€ 372 million), reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. This amount was composed of both net specific and inherent loan loss provisions. In 2005, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.
Our specific loan loss allowance was € 1.2 billion as of December 31, 2005, a decrease of € 424 million, or 26% from 2004. The change in our allowance is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from currency translation. The provision was 61% lower than in the previous year. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.
Our inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for our smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in our other inherent loss allowance.
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

Non-German Component of the Allowance for Loan Losses
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2005, 26% of our total allowance was attributable to international clients.

in € m.	2005	2004

Allowance at beginning of year	800	1,466

Charge-offs	373	672

Recoveries	61	50

Net charge-offs	312	622

Provision for loan losses	(53)	25

Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(69)

Allowance at end of year	492	800

Allowance for off-balance sheet positions
The following table shows the activity in the Group’s allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2005	2004

Allowance at beginning of year	345	416

Provision for off-balance sheet positions	(24)	(65)

Other changes (currency translation and allowance related to acquisitions/divestitures)	8	(6)

Allowance at end of year	329	345

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
Our Management Board and Group Risk Committee, supported by Group Market Risk Management, which is part of our independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the market risk capital for our general and specific market risks. Since then the model has been periodically reviewed and approval has been maintained.
Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 90 million throughout the year 2005 and the overall value-at-risk limit for our consolidated Group trading positions was € 92 million (with a 99% confidence level, as described below, and a one-day holding period).

Specifics of Market Risk Reporting under German Banking Regulations
German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

–	Consolidation. For German regulatory purposes we do not consolidate entities other than banking institutions, financial services institutions, financial enterprises, bank service enterprises and, since 2005, certain fund management companies. However, we do consolidate a number of these companies under U.S. GAAP. These companies mainly include variable interest entities.
–	Overall Market Risk Position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.
–	Definition of Trading Assets and Nontrading Assets. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under U.S. GAAP. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under U.S. GAAP. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under U.S. GAAP.

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
We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our credit trading and securitization businesses.
To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

Back-Testing
We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee consisting of risk managers, risk controllers and business area controllers meets on a quarterly basis to discuss back-testing results of the Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital
While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.
For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.
In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.

Our stress test scenarios include:

–	Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
–	Emerging Markets’ risks, including equity price declines, increases in interest rates and currency devaluations.
–	Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
–	Underwriting risks in debt and equity capital markets for industrialized countries.
We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).
Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at both year-end 2005 and 2004.

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

Value-at-risk of	Total		Diversification		Interest rate		Equity price		Foreign		Commodity
Trading Units			effect		risk		risk		exchange risk		price risk
in € m.	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Average	65.8	71.6	(37.5)	(38.4)	52.8	61.7	33.3	30.8	10.3	10.6	7.0	7.0

Maximum	79.2	97.9	(47.4)	(61.5)	61.6	91.1	43.1	45.1	18.2	25.9	11.3	10.8

Minimum	57.8	54.5	(29.4)	(28.1)	41.9	39.7	22.9	19.9	5.5	2.9	3.5	3.8

Year-end	69.8	66.3	(40.9)	(39.8)	55.3	41.1	32.8	42.6	12.9	17.2	9.6	5.1

The following graph shows the daily aggregate value-at-risk of our trading units in 2005, including diversification effects, and actual income of the trading units throughout the year.

While we have taken selective trading opportunities and risks throughout the year, our value-at-risk for the trading units remained within a relatively narrow band between € 57.8 million and € 79.2 million. The higher value-at-risk levels were mainly driven by above-average interest rate risk exposures and/or above-average equity positions. The average value-at-risk in 2005 was € 65.8 million, which is 8% below the 2004 average of € 71.6 million.

Our trading units achieved a positive actual income for over 93% of the trading days in both 2005 and 2004. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.
In our regulatory back-testing in 2005 we observed one outlier, that is, a hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole. This is below the two to three outliers a year that are statistically expected when using a 99% confidence level value-at-risk model. The outlier occurred in April, when the actual daily loss was € 52 million driven by exceptionally high levels of volatility both in corporate bond and equity markets.

The following histogram illustrates the distribution of actual daily income of our trading units in 2005. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

*	99th percentile of actual daily income distribution.

**	Average value-at-risk (confidence level 99%; one-day holding period).

In addition to our back-testing, the comparison of the distribution of actual daily income with the average value-at-risk also enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram shows that the distribution of our trading units’ actual daily income produces a 99th percentile of € 67.8 million around the average daily income level of € 44.0 million, which is close to the average value-at-risk estimate of € 65.8 million.

Market Risk in Our Nontrading Portfolios
The market risk in our nontrading portfolios, as measured by economic capital (€ 1.4 billion at year end 2005), has significantly decreased in 2005 and is now, unlike in previous years, less than the market risk in our trading portfolios.

Management of Our Nontrading Portfolios
To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/Alternative Assets Governance Committee supervises all of our nontrading asset portfolio. Our Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and alternative assets and is a member of the committee. The committee defines investment strategies, determines risk-adjusted return requirements, sets limits and allocates economic capital among the alternative assets classes. It approves policies, procedures and methodologies for managing alternative assets risk and receives monthly portfolio reports showing performance, estimated market values, economic capital estimates and risk profiles of the portfolios. The committee also oversees the portfolio of industrial holdings and other corporate investments held in our Corporate Investments Group Division.

Assessment of Market Risk in Our Nontrading Portfolios
Unlike for our trading portfolios we do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios due to the nature of these positions as well as the lack of transparency of some of the pricing. Rather we assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This as-

sessment forms the basis of our economic capital estimates which enable us to actively monitor and manage the nontrading market risk positions using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section “Risk Management Tools – Economic Capital” and “Market Risk – Stress Testing and Economic Capital”.

Nontrading Market Risk by Risk Class
The biggest market risks in our nontrading portfolios are equity and real estate price risks. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

Nontrading Market Risk by Group Division
There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains the biggest in the Group and is incurred through private equity investments, industrial holdings and other corporate investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate and mutual funds, which support the client asset management businesses. In our Corporate and Investment Bank Group Division, which has the smallest amount of nontrading market risk, the most significant part arises from a few strategic investments.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios
The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying Value		Economic Capital Usage
in € bn.	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005		Dec 31, 2004

Major Industrial Holdings	4.1	5.5	0.3		1.2

Other Corporate Investments	4.2	5.2	0.5		1.8

Alternative Assets:	2.5	2.6	0.7		0.9
Private Equity	1.1	1.1	0.4		0.6
Real Estate	1.1	1.3	0.2		0.2
Hedge Funds	0.4	0.2	0.0	[1]	0.1

Total	10.9	13.3	1.4		3.9

[1]	There is a small economic capital usage of € 39 million.

Our economic capital usage for these nontrading asset portfolios totaled € 1.4 billion at year-end 2005, which is € 2.4 billion, or 63%, below our economic capital usage at year-end 2004. This decrease primarily reflects the continued decrease of our industrial holdings portfolio as well as the reduced risk from other corporate investments.

–	Major Industrial Holdings. The decrease in economic capital usage for our major industrial holdings was primarily driven by the reduction of our shareholding in DaimlerChrysler AG from 10.4% at year-end 2004 to 4.4% at year-end 2005. Our economic capital usage of € 0.3 billion at year-end 2005 was mainly due to the residual shareholding in DaimlerChrysler AG, while the economic capital usage for our other industrial holdings was comparatively small due to our unrealized gains associated with these holdings.
–	Other Corporate Investments. The decrease in the economic capital usage for our other corporate investments was largely due to the sale of a 9.73% shareholding in EUROHYPO AG to Commerzbank AG in 2005 and the agreement with Commerzbank AG to also purchase our residual share-

holding of 27.99% in 2006. The economic capital usage of € 0.5 billion for our other corporate investments at year-end 2005 was driven by our mutual fund investments, our holding in Atradius N.V., which has lower risk than last year because of the committed partial sale that was agreed in December 2005, and a few other corporate investments.
–	Alternative Assets. Our alternative assets include direct investments in private equity (including venture capital, mezzanine debt and leveraged buy-out funds), real estate principal investments (including mezzanine debt), and hedge funds. The portfolio is well diversified and continues to be dominated by private equity and real estate investments. The decrease in our economic capital usage for alternative assets was mainly due to the lower risks incurred through our private equity investments.
In our total economic capital figures no diversification benefits between the different asset categories (e.g., between industrial holdings, private equity, real estate, etc.) are taken into account.

Major Industrial Holdings
The following table shows the total shares of capital and market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2005, and the corresponding holdings at year-end 2004. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)
Name	Country of domicile	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

DaimlerChrysler AG	Germany	4.4	10.4	1,930	3,706

Allianz AG	Germany	2.4	2.5	1,234	935

Linde AG	Germany	10.0	10.0	785	544

Fiat S.p.A.	Italy	0.8	1.0	73	59

Other	N/M	N/M	N/M	122	246

Total				4,144	5,490

N/M – Not meaningful

Liquidity Risk
Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been instrumental in maintaining adequate liquidity and a healthy funding profile during the year 2005.

Liquidity Risk Management Framework
Group Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed on a regular basis by the Group Asset and Liability Committee and finally approved by the Board Member responsible for Group Treasury. The policies define the methodology which is applied to the Group.

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

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies. As a result of various efficiency initiatives in security settlement systems, we were able to reduce this dedicated portfolio to € 20.2 billion.

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

The following chart shows the composition of our external unsecured liabilities as of December 31, 2005 and December 31, 2004, both in euro billion and as a percentage of our total unsecured liabilities. Total external unsecured liabilities were € 462 billion at December 31, 2005. The increase of € 77 billion reflects the overall positive market environment in 2005 resulting in higher liquidity in the market, which we were able to tap.

*	In 2005, we have refined our allocation of liabilities to funding sources to better reflect our funding profile. For comparison purposes, we have adjusted our 2004 figures accordingly.

**	Refers to deposits by small and medium-sized German corporates.

***	Commercial Paper/Certificates of Deposit.

Funding Matrix
We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquid assets (assigned to the time bucket one year) and illiquid assets (assigned to time buckets two to five years). We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval of the Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument.
The Funding Matrix indicates that at year-end 2005 we were structurally long funded.

Stress Testing and Scenario Analysis
We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. The latter include internal scenarios such as operational risk events, a rating downgrade of the bank by 1 and 3 notches respectively as well as external scenarios such as a market risk event, Emerging Markets crises and systemic shock. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.
Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2005. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be immediate and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap[1]	Liquidity impact	Gap closure[2]
	(in € bn.)		(in € bn.)

Market risk	4.0	Gradually increasing	131.9

Emerging markets	22.3	Gradually increasing	131.9

Systemic shock	15.4	Immediate, duration 2 weeks	86.7

DB downgrade to A1/P1 (short term) and A1/A+ (long term)	23.1	Gradually increasing	131.9

Operational risk	14.5	Immediate, duration 2 weeks	131.9

DB downgrade to A2/P2 (short term) and A3/A- (long term)	100.0	Gradually increasing	131.9

[1]	Funding gap after assumed partially impaired rollover of liabilities.

[2]	Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

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

Operational Risk
EU institutions (Commissions, Parliament and Council) have approved changes to two directives to incorporate the new capital adequacy framework broadly known as “Basel II”. The EU member states are currently transforming the re-cast EU directives into national regulation. Discussions between the banking industry and the regulators are continuing with regard to specific issues as well as interpretation of Basel II, the EU directives and national regulation. On the basis of this discussion we define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Organizational Set-up
Operational Risk Management is an independent risk management function within Deutsche Bank. The Chief Risk Officer for Credit and Operational Risk with Group-wide responsibility reports directly to the Group Chief Risk Officer. The Global Head of Operational Risk Management reports to the Chief Risk Officer for Credit and Operational Risk and both are represented on the Group Risk Committee. The Operational Risk Management Committee is a permanent sub-committee of the Group Risk Committee and is composed of the Operational Risk Management team. It is our main decision making committee for all operational risk management matters and approves group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure a close monitoring and high awareness for operational risk. Operational Risk Management is structured into regional and functional teams. The regional teams ensure consistent implementation of the overall operational risk management framework and pro-active management of operational risks and the functional teams focus on the development and implementation of the operational risk management toolset and reporting, the Advanced Measurement Approach (AMA) methodology under Basel II, monitoring regulatory requirements, value-added analysis and the setting of loss thresholds.

Managing Our Operational Risk
We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to the risk appetite of the bank and to define risk mitigating measures and priorities.

In order to efficiently manage the operational risk we use four different approaches:
–	We perform bottom-up operational risk ''self-assessments’’ resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
–	We collect losses arising from operational risk events in our “db-Incident Reporting System” database.
–	We capture and monitor operational risk indicators in our tool “db-Score” returning early warning signals.
–	We capture action points resulting from ''self-assessments’’ or risk indicators in “db-Track”. Within “db-Track” we monitor the progress of the operational risk action points on an ongoing basis.
In 2005, we implemented an enhanced methodology for calculating economic capital for operational risk as part of our Basel II preparation for the Advanced Measurement Approach (AMA). We use this model for internal economic capital calculation and allocation.
Based on the organizational set-up, the systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Business Continuity Management) we seek to optimize operational risk. Future operational risks – identified through forward-looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position
The table below shows the overall risk position of the Group at year-end 2005 and 2004 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2005	Dec 31, 2004

Credit risk	7,125	5,971

Market risk:	3,042	5,476
Trading market risk	1,595	1,581
Nontrading market risk	1,447	3,895

Diversification benefit across credit and market risk	(563)	(870)

Sub-total credit and market risk	9,604	10,577

Business risk	411	381

Operational risk	2,270	2,243

Total economic capital usage	12,285	13,201

To determine our overall (nonregulatory) risk position, we generally add the individual economic capital estimates for the various types of risk. However, when aggregating credit and market risk, we consider the diversification benefit across these risk types, which we estimate as € 563 million as of December 31, 2005 and € 870 million as of December 31, 2004. The diversification benefit across all risk types has not yet been calculated.

On December 31, 2005, our economic capital usage totaled € 12.3 billion, which is € 0.9 billion or 7% below the € 13.2 billion economic capital usage as of December 31, 2004.
The reduction in total market risk economic capital was caused by the decrease in nontrading market risk, which was primarily driven by the reduction of our shareholding in DaimlerChrysler AG from 10.4% at year-end 2004 to 4.4% at year-end 2005, as well as the reduced risk from other corporate investments. The reduction in risk from other corporate investments was mainly due to the sale of a 9.73% shareholding in EUROHYPO AG to Commerzbank AG in 2005 and the agreement with Commerzbank AG to also buy our residual shareholding of 27.99% in 2006.
The increase in credit risk economic capital is a reflection of volume growth in our lending book, principally in our Private & Business Clients and Corporate Banking & Securities Corporate Divisions, as well as higher credit risk relating to our trading inventory. In 2005, we implemented an enhanced methodology for name-specific risk for a significant portion of our trading inventory, which contributed € 0.3 billion to the increase. Furthermore, foreign exchange effects also contributed to the overall increase in credit risk economic capital.
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

Not applicable.

Item 15: Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005.

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
Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that the design and operation of our disclosure controls and procedures were effective as of December 31, 2005.
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Rolf-E. Breuer and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Item 6: Directors, Senior Management and Employees – Supervisory Board.” The audit committee financial experts mentioned above are “independent” of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.

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

Item 16C: Principal Accountant Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board’s recommendation on the selection of the principal accountants. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2004 and 2005 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2004 and 2005 fiscal years, respectively.

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

Fee category in € m.	2005	2004

Audit Fees	42	40

Audit-Related Fees	9	6

Tax Fees	8	15

All Other Fees	–	–

Total Fees	59	61

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

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services.

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

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2004 and 2005, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Item 16D: Exemptions from the Listing Standards for Audit Committees

Our common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as us to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory Board are typically composed of both shareholder- and employee-elected members. Of the current members of our Audit Committee, three – Heidrun Förster, Sabine Horn and Rolf Hunck – are current employees of Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. We do not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.

Item 16E: Purchases of Equity Securities by the
Issuer and Affiliated Purchasers

In 2005, we repurchased an aggregate of 35,502,988 of our ordinary shares pursuant to two publicly announced share buy-back programs. The first program was announced on June 30, 2004 and was completed by April 20, 2005. Pursuant to this program, a total of 45,513,988 shares were repurchased (26,152,000 in 2004 and 19,361,988 in 2005) at an average price of € 62.32, for a total aggregate consideration of € 2.84 billion. The second program, pursuant to which up to 54,832,129 shares may be repurchased through October 31, 2006, was announced on July 28, 2005. As of December 31, 2005, we had purchased a total of 16,141,000 shares pursuant to this program at an average price of € 80.40, for a total consideration of € 1.30 billion. This program is still in progress. In 2005, 13.3 million of the shares acquired under the two programs were used in connection with our share-based employee compensation plans and the remainder is held in treasury.

In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2004 and 2005 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through October 31, 2006, provided that the net number of shares we have acquired for this purpose and held at the close of any trading day may not exceed 5% of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5% of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares. See Notes [18] and [30] of our consolidated financial statements.
The following table sets forth, for each month in 2005 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2005

Month	Total number of	Total number of	Net number of	Average price	Number of shares	Maximum number
	shares purchased	shares sold	shares purchased	paid per share	purchased as part	of shares that
			or (sold)	(in €)	of publicly	may yet be
					announced plans	purchased under
					or programs	plans or programs

January	30,748,979	26,532,592	4,216,387	65.66	4,499,000	14,862,988

February	41,873,910	47,536,786	(5,662,876)	66.63	6,619,000	8,243,988

March	57,392,640	52,037,768	5,354,872	66.92	4,955,000	3,288,988

April	31,904,529	28,738,574	3,165,955	66.18	3,288,988	–

May	147,078,963	147,539,136	(460,173)	62.22	–	54,832,129

June	30,503,702	30,488,437	15,265	64.52	–	54,832,129

July	23,322,601	19,908,993	3,413,608	69.41	100,000	54,732,129

August	30,840,382	32,659,642	(1,819,260)	70.68	1,651,000	53,081,129

September	84,378,055	83,302,580	1,075,475	75.41	794,000	52,287,129

October	30,707,718	29,149,265	1,558,453	77.49	1,113,000	51,174,129

November	41,897,378	37,917,823	3,979,555	80.71	5,339,000	45,835,129

December	73,040,858	65,485,098	7,555,760	82.15	7,144,000	38,691,129

Total 2005	623,689,715	601,296,694	22,393,021	70.23	35,502,988	38,691,129

At December 31, 2004, our issued share capital consisted of 543,854,246 ordinary shares, of which 517,269,673 were outstanding and 26,584,573 were held by us in treasury. At December 31, 2005, our issued share capital consisted of 554,535,270 ordinary shares, of which 505,557,676 were outstanding and 48,977,594 were held by us in treasury. During the year, 10,681,024 shares were issued upon the exercise of options granted under two employee stock option plans. On January 24, 2006, the Management Board decided to cancel 40,000,000 shares held in treasury, which became legally effective on February 15, 2006.

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

See our consolidated financial statements beginning on page F-4, which we incorporate by reference into this document.

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit	Description of Exhibit
Number

1.1	English translation of the Articles of Association of Deutsche Bank AG.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	English Translation of Form of Service Agreement of Members of the Management Board of Deutsche Bank AG, furnished as Exhibit 4.1 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Individual Terms of Service Agreements of Members of the Management Board of Deutsche Bank AG.

4.3	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Global Partnership Plan – Performance Options and Partnership Appreciation Rights Plan Rules furnished, as Exhibit 4.4 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 23, 2006

Deutsche Bank Aktiengesellschaft
/s/ DR. JOSEF ACKERMANN
Dr. Josef Ackermann
Chairman of the Management Board

/s/ DR. CLEMENS BÖRSIG
Dr. Clemens Börsig
Member of the Management Board Chief Financial Officer

Deutsche Bank Aktiengesellschaft

Report of Independent Registered Public Accounting Firm

The Supervisory Board of
Deutsche Bank Aktiengesellschaft

We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
As discussed in Note [2] to the consolidated financial statements, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” and Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” during 2003.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany)
March 9, 2006

Consolidated Statement of Income

in € m., except per share data	2005	2004	2003

Net interest revenues:
Interest revenues	41,708	28,023	27,583
Interest expense	35,707	22,841	21,736

Net interest revenues	6,001	5,182	5,847

Provision for loan losses	374	372	1,113

Net interest revenues after provision for loan losses	5,627	4,810	4,734

Noninterest revenues:

Commissions and fees from fiduciary activities	3,556	3,211	3,273

Commissions, broker’s fees, markups on securities underwriting and other securities activities	4,057	3,711	3,564

Fees for other customer services	2,476	2,584	2,495

Trading revenues, net	7,429	6,186	5,611

Net gains on securities available for sale	1,055	235	20

Net income (loss) from equity method investments	418	388	(422)

Other revenues	648	421	880

Total noninterest revenues	19,639	16,736	15,421

Noninterest expenses:

Compensation and benefits	10,993	10,222	10,495

Net occupancy expense of premises	1,014	1,258	1,251

Furniture and equipment	169	178	193

IT costs	1,539	1,726	1,913

Agency and other professional service fees	895	824	836

Communication and data services	599	599	626

Other expenses	3,178	2,291	2,000

Goodwill impairment/impairment of intangibles	–	19	114

Restructuring activities	767	400	(29)

Total noninterest expenses	19,154	17,517	17,399

Income before income tax expense and cumulative effect of accounting changes	6,112	4,029	2,756

Income tax expense	2,039	1,437	1,327

Reversal of 1999/2000 credits for tax rate changes	544	120	215

Income before cumulative effect of accounting changes, net of tax	3,529	2,472	1,214

Cumulative effect of accounting changes, net of tax	–	–	151

Net income	3,529	2,472	1,365

Earnings per common share (in €):

Basic:
Income before cumulative effect of accounting changes, net of tax	7.62	5.02	2.17
Cumulative effect of accounting changes, net of tax	–	–	0.27
Net income	7.62	5.02	2.44

Diluted:
Income before cumulative effect of accounting changes, net of tax	6.95	4.53	2.06
Cumulative effect of accounting changes, net of tax	–	–	0.25
Net income	6.95	4.53	2.31

Cash dividends declared per common share	1.70	1.50	1.30

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2005	2004	2003

Net income	3,529	2,472	1,365

Other comprehensive income:

Reversal of 1999/2000 credits for tax rate changes	544	120	215

Unrealized gains (losses) on securities available for sale:
Unrealized net gains arising during the year, net of tax and other[1]	1,742	12	1,619
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(1,004)	(189)	162

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(28)	40	(4)

Minimum pension liability, net of tax[4]	(7)	(1)	8

Foreign currency translation:
Unrealized net gains (losses) arising during the year, net of tax[5]	1,054	(719)	(936)
Net reclassification adjustment for realized net gains, net of tax[6]	(1)	–	(54)

Total other comprehensive income (loss)	2,300	(737)	1,010

Comprehensive income	5,829	1,735	2,375

[1]	Amounts are net of income tax expense of € 80 million, € 131 million and € 38 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 16 million, € 19 million and € 4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

[2]	Amounts are net of applicable income tax expense of € 70 million, € 40 million and € 41 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 12 million, € 6 million and € (10) million for the years ended December 31, 2005, 2004 and 2003, respectively.

[3]	Amounts are net of an income tax expense (benefit) of € (19) million and € 7 million for the years ended December 31, 2005 and 2004, respectively, and an income tax benefit of less than € 1 million for the year ended December 31, 2003.

[4]	Amounts are net of income tax expense (benefit) of € (5) million, € (1) million and € 3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

[5]	Amounts are net of an income tax expense (benefit) of € (36) million, € 53 million and € 70 million for the years ended December 31, 2005, 2004 and 2003, respectively.

[6]	Amounts are net of an income tax expense of less than € 1 million for the year ended December 31, 2005 and an income tax expense (benefit) of
€ 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	Dec 31, 2005	Dec 31, 2004

Assets:

Cash and due from banks	6,571	7,579

Interest-earning deposits with banks	11,963	18,089

Central bank funds sold and securities purchased under resale agreements	130,993	123,921

Securities borrowed	101,125	65,630

Trading assets
of which € 84 billion and € 77 billion were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	448,393	373,147

Securities available for sale
of which € 21 million and € 18 million were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	21,675	20,335

Other investments	7,382	7,936

Loans, net	151,355	136,344

Premises and equipment, net	5,079	5,225

Goodwill	7,045	6,378

Other intangible assets, net	1,198	1,069

Other assets	99,382	74,415

Total assets	992,161	840,068

Liabilities:

Deposits	380,787	320,796

Trading liabilities	194,347	169,606

Central bank funds purchased and securities sold under repurchase agreements	143,524	105,292

Securities loaned	24,581	12,881

Other short-term borrowings	20,549	20,118

Other liabilities	81,377	75,543

Long-term debt	113,554	106,870

Obligation to purchase common shares	3,506	3,058

Total liabilities	962,225	814,164

Commitments and contingent liabilities (Notes [11], [30], [34])

Shareholders’ equity:

Common shares, no par value, nominal value of € 2.56 Issued: 2005, 554.5 million shares; 2004, 543.9 million shares	1,420	1,392

Additional paid-in capital	11,672	11,147

Retained earnings	22,628	19,814

Common shares in treasury, at cost:
2005, 49.0 million shares; 2004, 26.6 million shares	(3,368)	(1,573)

Equity classified as obligation to purchase common shares	(3,506)	(3,058)

Share awards	2,121	1,513

Accumulated other comprehensive income (loss):
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,164)	(2,708)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,498	1,760
Unrealized net gains on derivatives hedging variability of cash flows, net of tax	9	37
Minimum pension liability, net of tax	(8)	(1)
Foreign currency translation, net of tax	(1,366)	(2,419)

Total accumulated other comprehensive loss	(1,031)	(3,331)

Total shareholders’ equity	29,936	25,904

Total liabilities and shareholders’ equity	992,161	840,068

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

in € m.	2005	2004	2003

Common shares:
Balance, beginning of year	1,392	1,490	1,592
Common shares issued under employee benefit plans	28	–	–
Retirement of common shares	–	(98)	(102)
Balance, end of year	1,420	1,392	1,490

Additional paid-in capital:
Balance, beginning of year	11,147	11,147	11,199
Common shares issued under employee benefit plans	411	–	–
Net losses on treasury shares sold	–	–	(36)
Tax benefits related to employee benefit plans	110	–	–
Other	4	–	(16)
Balance, end of year	11,672	11,147	11,147

Retained earnings:
Balance, beginning of year	19,814	20,486	22,087
Net income	3,529	2,472	1,365
Cash dividends declared and paid	(868)	(828)	(756)
Dividend related to equity classified as obligation to purchase common shares	117	96	–
Net gains (losses) on treasury shares sold	46	66	(386)
Retirement of common shares	–	(2,472)	(1,801)
Other	(10)	(6)	(23)
Balance, end of year	22,628	19,814	20,486

Common shares in treasury, at cost:
Balance, beginning of year	(1,573)	(971)	(1,960)
Purchases of shares	(43,803)	(34,471)	(25,464)
Sale of shares	41,598	30,798	23,903
Retirement of shares	–	2,570	1,903
Treasury shares distributed under employee benefit plans	410	501	647
Balance, end of year	(3,368)	(1,573)	(971)

Equity classified as obligation to purchase common shares:
Balance, beginning of year	(3,058)	(2,310)	(278)
Additions	(814)	(1,241)	(2,911)
Deductions	366	493	879
Balance, end of year	(3,506)	(3,058)	(2,310)

Share awards – common shares issuable:
Balance, beginning of year	2,965	2,196	1,955
Deferred share awards granted, net	901	1,270	888
Deferred shares distributed	(410)	(501)	(647)
Balance, end of year	3,456	2,965	2,196

Share awards – deferred compensation:
Balance, beginning of year	(1,452)	(1,242)	(1,000)
Deferred share awards granted, net	(901)	(1,270)	(888)
Amortization of deferred compensation, net	1,018	1,060	646
Balance, end of year	(1,335)	(1,452)	(1,242)

Accumulated other comprehensive income (loss):
Balance, beginning of year	(3,331)	(2,594)	(3,604)
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Change in unrealized net gains on securities available for sale, net of applicable tax and other	738	(177)	1,781
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(28)	40	(4)
Change in minimum pension liability, net of tax	(7)	(1)	8
Foreign currency translation, net of tax	1,053	(719)	(990)
Balance, end of year	(1,031)	(3,331)	(2,594)

Total shareholders’ equity, end of year	29,936	25,904	28,202

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2005	2004	2003

Cash flows from operating activities:

Net income	3,529	2,472	1,365

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	374	372	1,113
Restructuring activities	145	230	(29)
Gain on sale of securities available for sale, other investments, loans and other	(1,494)	(476)	(201)
Deferred income taxes, net	964	838	269
Impairment, depreciation and other amortization and accretion	1,474	1,776	3,072
Cumulative effect of accounting changes, net of tax	–	–	(151)
Share of net income from equity method investments	(333)	(282)	(42)

Net change in:
Trading assets	(75,606)	(42,461)	(37,624)
Other assets	(26,908)	(15,566)	(7,452)
Trading liabilities	24,740	16,380	22,719
Other liabilities	10,699	7,538	10,830
Other, net	(1,544)	1,082	47

Net cash used in operating activities	(63,960)	(28,097)	(6,084)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	5,885	(4,573)	11,305
Central bank funds sold and securities purchased under resale agreements	(7,072)	(11,679)	5,378
Securities borrowed	(35,495)	7,166	(35,226)
Loans	(18,068)	2,908	22,610

Proceeds from:
Sale of securities available for sale	11,673	21,145	13,620
Maturities of securities available for sale	2,815	3,560	7,511
Sale of other investments	1,868	2,081	2,068
Sale of loans	10,440	10,463	6,882
Sale of premises and equipment	274	451	2,628

Purchase of:
Securities available for sale	(13,981)	(25,201)	(19,942)
Other investments	(1,602)	(1,200)	(2,141)
Loans	(5,985)	(4,950)	(9,030)
Premises and equipment	(701)	(792)	(991)

Net cash received (paid) for business combinations/divestitures	211	(223)	2,469

Other, net	99	116	327

Net cash (used in) provided by investing activities	(49,639)	(728)	7,468

Cash flows from financing activities:

Net change in:
Deposits	60,040	21,493	(24,158)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	49,932	923	17,751
Other short-term borrowings	452	3,399	(4,303)

Issuances of long-term debt	44,574	34,463	43,191

Repayments and extinguishments of long-term debt	(39,817)	(25,773)	(32,366)

Common shares issued under employee benefit plans	439	–	–

Purchases of treasury shares	(43,803)	(34,471)	(25,464)

Sale of treasury shares	41,640	30,850	23,389

Cash dividends paid	(868)	(828)	(756)

Other, net	(485)	12	(37)

Net cash provided by (used in) financing activities	112,104	30,068	(2,753)

Net effect of exchange rate changes on cash and due from banks	487	(300)	(974)

Net increase (decrease) in cash and due from banks	(1,008)	943	(2,343)
Cash and due from banks, beginning of the year	7,579	6,636	8,979
Cash and due from banks, end of the year	6,571	7,579	6,636

Interest paid	35,246	22,411	22,612
Income taxes paid, net	962	199	911

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note [27].

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
Certain reclassifications and adjustments have been made to the prior year financial statements. These include the reclassification of certain brokerage margin accounts from deposits to other liabilities, and adjustments to previously disclosed amounts of pledged trading assets that can be sold or re-pledged and to certain derivatives that are disclosed as financial guarantees. These reclassifications and adjustments did not result in a change in previously reported net income, shareholders’ equity or total assets.
The following is a description of the significant accounting policies of the Group.

Principles of Consolidation

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group also consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity’s expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity’s expected residual returns.
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
To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from pending sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.
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
Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders’ equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recog-

nized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.
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
The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. At the inception of a derivative transaction, trading profit or loss is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other observable data used in the valuation technique. When the fair value of a derivative is not based upon observable market data, the Group defers any trade date profit or loss. This deferral is recognized when the transaction becomes observable, the Group enters into an offsetting transaction that substantially eliminates the derivative’s risk, or using a rational method such as over the life of the transaction.
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
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.
For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges), (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges), and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent. Hedge accounting, as described in the following paragraphs, is applied for each of these types of hedges, if the hedge is properly documented at inception and the hedge is highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship, and it is not the Group’s policy to assume no ineffectiveness for hedges, regardless of the existence of matching terms for the derivative and hedged item.
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

If a hedge of changes in fair value is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.
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
The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock or in-substance common stock of a corporation or 3% or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.
Under equity method accounting, the pro-rata share of the investee’s net income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group’s carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. If those other assets are written down to zero, a determina-

tion is made whether to report additional losses based on the Group’s obligation to fund such losses. The difference between the Group’s cost and its proportional underlying equity in net assets of the investee at the date of investment (“equity method goodwill”) is subject to impairment reviews in conjunction with the reviews of the overall investment.

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

Loans

Loans are presented on the balance sheet at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, net deferred fees or costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees or costs and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.
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

Allowances for Credit Losses

The allowances for credit losses represent management’s estimate of probable losses that have occurred in the loan portfolio and off-balance sheet positions which comprises contingent liabilities and lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for off-balance sheet positions is reported in other liabilities.
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
The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The other inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.
Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.
The allowance for off-balance sheet positions, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

Loans Held for Sale

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for loan losses nor the provision for loan losses.

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

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases. For properties subject to operating leases, rental expense and rental income are recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.
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

in € m.	2005	2004	2003

Net income, as reported	3,529	2,472	1,365

Add: Share-based compensation expense included in reported net income, net of related tax effects	595	696	433

Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(589)	(698)	(346)

Pro forma net income	3,535	2,470	1,452

Earnings per share:
Basic – as reported	€7.62	€5.02	€2.44
Basic – pro forma	€7.63	€5.02	€2.60
Diluted – as reported	€6.95	€4.53	€2.31
Diluted – pro forma	€6.96	€4.53	€2.46

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

[3] Acquisitions and Dispositions

For the years ended December 31, 2005, 2004 and 2003, the Group recorded net gains on dispositions (excluding results from businesses/subsidiaries held for sale) of € 108 million, € 95 million and € 513 million, respectively. The acquisitions and disposals that occurred in these years had no significant impact on the Group’s total assets.

For a discussion of the Group’s most significant acquisitions and dispositions for the years ended December 31, 2005 and 2004 see Note [27] Business Segments and Related Information.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows.

in € m.	Dec 31, 2005	Dec 31, 2004

Trading assets:
Bonds and other fixed-income securities	260,469	224,536
Equity shares and other variable-yield securities	99,479	73,176
Positive market values from derivative financial instruments[1]	75,354	67,173
Other trading assets	13,091	8,262

Total trading assets	448,393	373,147

Trading liabilities:
Bonds and other fixed-income securities	81,294	77,080
Equity shares and other variable-yield securities	28,473	20,567
Negative market values from derivative financial instruments[1]	84,580	71,959

Total trading liabilities	194,347	169,606

[1]	Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale follow.

	Dec 31, 2005
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses

Debt securities:
German government	3,251	19	(18)	3,250
U.S. Treasury and U.S. government agencies	1,721	1	(19)	1,739
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,024	37	(11)	2,998
Corporates	7,127	177	(8)	6,958
Other asset-backed securities	2	–	–	2
Mortgage backed securities, including obligations of U.S. federal agencies	97	2	–	95
Other debt securities	1,073	–	–	1,073

Total debt securities	16,296	236	(56)	16,116

Equity securities:
Equity shares	4,894	2,303	(2)	2,593
Investment certificates and mutual funds	403	33	(4)	374
Other equity securities	82	46	–	36

Total equity securities	5,379	2,382	(6)	3,003

Total securities available for sale	21,675	2,618	(62)	19,119

	Dec 31, 2004
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses

Debt securities:
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769

Total debt securities	13,696	286	(127)	13,537

Equity securities:
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51

Total equity securities	6,639	1,631	(7)	5,015

Total securities available for sale	20,335	1,917	(134)	18,552

	Dec 31, 2003
	Fair value	Gross unrealized holding		Amortized cost
in € m.		gains	losses

Debt securities:
German government	2,802	52	(23)	2,773
U.S. Treasury and U.S. government agencies	150	–	(1)	151
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	–	–	1,679
Mortgage backed securities, including obligations of U.S. federal agencies	2,708	1	–	2,707
Other debt securities	532	–	–	532

Total debt securities	16,813	252	(174)	16,735

Equity securities:
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	–	–	1

Total equity securities	7,818	1,897	(18)	5,939

Total securities available for sale	24,631	2,149	(192)	22,674

At December 31, 2005, there were no securities of an individual issuer that exceeded 10% of the Group’s total shareholders’ equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow.

in € m.	2005	2004	2003

Debt securities – gross realized gains	120	58	106

Debt securities – gross realized losses[1]	(14)	(61)	(35)

Equity securities – gross realized gains	957	244	488

Equity securities – gross realized losses[2]	(8)	(6)	(539)

Total net gains on securities available for sale	1,055	235	20

[1]	Includes € 1 million, € 20 million and € 7 million of write-downs for other-than-temporary impairment for the years ended December 31, 2005, 2004 and 2003, respectively.

[2]	Includes € 1 million, € 2 million and € 479 million of write-downs for other-than-temporary impairment for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s securities available for sale at December 31, 2005.

	Up to one year		More than one year		More than five years		More than ten years		Total
			and up to five years		and up to ten years
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

German government	93	2.91%	93	3.06%	383	3.21%	2,682	6.00%	3,251	5.51%

U.S. Treasury and U.S. government agencies	1,695	1.12%	–	–	–	–	26	1.91%	1,721	1.13%

U.S. local (municipal) governments	1	5.38%	–	–	–	–	–	–	1	5.38%

Other foreign governments	525	6.51%	548	3.83%	855	5.75%	1,096	5.29%	3,024	5.36%

Corporates	2,297	3.46%	882	4.22%	953	3.32%	2,995	6.05%	7,127	4.61%

Other asset-backed securities	–	–	2	1.76%	–	–	–	–	2	1.76%

Mortgage-backed securities, principally obligations of U.S. federal agencies	13	3.15%	4	0.02%	–	–	80	8.30%	97	7.29%

Other debt securities	51	2.39%	997	5.92%	16	6.73%	9	2.40%	1,073	5.73%

Total fair value	4,675	2.92%	2,526	4.76%	2,207	4.28%	6,888	5.91%	16,296	4.65%

Total amortized cost	4,691		2,508		2,143		6,775		16,116

The following tables show the Group’s gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004, respectively:

December 31, 2005	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:
German government	732	(4)	1,974	(14)	2,706	(18)
U.S. Treasury and U.S. government agencies	1,336	(19)	–	–	1,336	(19)
Other foreign governments	647	(3)	974	(8)	1,621	(11)
Corporates	579	(8)	–	–	579	(8)
Mortgage-backed securities	–	–	7	–	7	–

Total debt securities	3,294	(34)	2,955	(22)	6,249	(56)

Equity securities:
Equity shares	21	(2)	–	–	21	(2)
Investment certificates and mutual funds	37	(3)	19	(1)	56	(4)

Total equity securities	58	(5)	19	(1)	77	(6)

Total temporarily impaired securities	3,352	(39)	2,974	(23)	6,326	(62)

December 31, 2004	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:
German government	–	–	1,798	(16)	1,798	(16)
U.S. Treasury and U.S. government agencies	83	(1)	–	(1)	83	(2)
Other foreign governments	625	(1)	846	(99)	1,471	(100)
Corporates	292	(3)	32	(6)	324	(9)

Total debt securities	1,000	(5)	2,676	(122)	3,676	(127)

Equity securities:
Equity shares	14	(1)	–	–	14	(1)
Investment certificates and mutual funds	26	(2)	45	(4)	71	(6)

Total equity securities	40	(3)	45	(4)	85	(7)

Total temporarily impaired securities	1,040	(8)	2,721	(126)	3,761	(134)

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

[6] Other Investments

The following table summarizes the composition of other investments.

in € m.	Dec 31, 2005	Dec 31, 2004

Equity method investments	5,006	5,462

Investments held by designated investment companies	160	213

Other equity interests	2,216	2,261

Total other investments	7,382	7,936

Equity Method Investments

The Group’s pro-rata share of the investees’ income or loss determined on a U.S. GAAP basis were profits of € 333 million, € 282 million and € 42 million for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, write-offs for other-than-temporary impairments of € 1 million, € 16 million and € 617 million for the years ended December 31, 2005, 2004 and 2003, respectively, were included in net income (loss) from equity method investments.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 2.8 billion and € 3.7 billion at December 31, 2005 and 2004, respectively. At December 31, 2005, loans totaling € 23 million to three equity method investees were on nonaccrual status. At December 31, 2004, loans totaling € 26 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. By the end of 2005, EUROHYPO had made claims in respect of the full amount of the financial guarantee, which had an initial maximum amount of € 283 million, but we are currently engaged in discussions with EUROHYPO as to whether the preconditions for drawing had been satisfied with respect to almost all of these claims. If such preconditions were not satisfied, the portion of the guarantee relating to such claims would be reinstated and available for drawing until December 31, 2006.
At December 31, 2005, the following investees were significant, representing 75% of the carrying value of equity method investments.

Significant Equity Method Investments

Investment	Ownership

Atradius N.V., Amsterdam[1]	33.89%

Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%

DWS Euro-Bonds (Long), Luxembourg	21.97%

EUROHYPO AG, Eschborn	27.99%

Fondo Piramide Globale, Milan	42.45%

RREEF America REIT III, Inc., Chicago	17.61%

Santorini Investments Limited Partnership, Edinburgh[2]	51.00%

Silver Creek Long/Short Limited, George Town	26.80%

Silver Creek Low Vol. Strategies Ltd., George Town	31.97%

Spark Infrastructure Group, Sydney	9.49%

SphinX Limited, George Town	47.98%

The Topiary Select Trust I, George Town	21.76%

UFG Limited, Douglas	40.00%

[1]	Formerly, Gerling NCM Credit and Finance AG, Köln.

[2]	The Group does not have a controlling financial interest in this investee.

In 2005, part of the Group’s investment in EUROHYPO AG was sold, resulting in a gain of € 44 million and a reduction in our stake from 37.72% to 27.99%. The remaining tranche is expected to be sold in the first quarter of 2006. Furthermore, the Group’s investment in Atradius N.V. is expected to be partially sold in the first quarter of 2006, reducing our stake from 33.89% to 12.73%.

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group’s designated investment companies are carried at fair value, and totaled € 160 million and € 213 million at December 31, 2005 and 2004, respectively.

Other Equity Interests

Other equity interests totaling € 2.2 billion and € 2.3 billion at December 31, 2005 and 2004, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to
€ 10 million, € 58 million and € 214 million for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 1.6 billion. There were no unrealized loss positions at December 31, 2005.

[7] Loans

The following table summarizes the composition of loans.

in € m.	Dec 31, 2005	Dec 31, 2004

German:
Banks and insurance	1,769	2,047
Manufacturing	6,620	7,364
Households (excluding mortgages)	16,157	14,761
Households – mortgages	27,039	26,175
Public sector	1,462	1,474
Wholesale and retail trade	3,394	3,742
Commercial real estate activities	10,625	11,100
Lease financing	1,001	820
Other	11,508	11,586

Total German	79,575	79,069

Non-German:
Banks and insurance	5,907	5,740
Manufacturing	9,083	5,906
Households (excluding mortgages)	10,245	7,023
Households – mortgages	9,016	9,117
Public sector	1,167	1,804
Wholesale and retail trade	8,683	6,546
Commercial real estate activities	2,634	3,004
Lease financing	1,810	1,726
Other	25,143	18,830

Total Non-German	73,688	59,696

Gross loans	153,263	138,765
(Deferred expense)/unearned income	(20)	76

Loans less (deferred expense)/unearned income	153,283	138,689
Less: Allowance for loan losses	1,928	2,345

Total loans, net	151,355	136,344

The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2005.

The aggregate amount of gains on sales of loans amounted to € 63 million at December 31, 2005 and € 10 million at December 31, 2004 respectively.
Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 2,470 million and € 2,954 million of loans to related parties (including loans to equity method investees) outstanding at December 31, 2005 and 2004, respectively.
Nonaccrual loans as of December 31, 2005 and 2004 were € 3.6 billion and € 4.5 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 202 million and € 247 million as of December 31, 2005 and 2004, respectively.
Additionally, as of December 31, 2005, the Group had € 1 million of lease financing transactions that were nonperforming.

Impaired Loans

This table sets forth information about the Group’s impaired loans.

in € m.	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003

Total impaired loans[1]	2,576	3,516	5,255

Allowance for impaired loans under SFAS 114[2]	1,230	1,654	2,471

Average balance of impaired loans during the year	3,189	4,474	6,712

Interest income recognized on impaired loans during the year	57	65	70

[1]	Included in these amounts are € 2.0 billion, € 2.8 billion and € 4.1 billion as of December 31, 2005, 2004 and 2003, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.

[2]	The allowance for impaired loans under SFAS 114 is included in the Group’s allowance for loan losses.

Loans or Debt Securities Acquired in a Transfer

In accordance with the new requirements of Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” (“SOP 03-3”), the following table sets forth information about the Group’s loans acquired by completion of a transfer for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable.

in € m.	Loans

Loans acquired during the year:

Contractually required payments receivable at acquisition	1,932

Cash flows expected to be collected at acquisition	554

Fair value of loans at acquisition	526

Accretable yield for loans acquired:

Balance at beginning of year	–
Additions	27
Accretion	(6)
Disposals	–
Reclassifications from (to) nonaccretable difference	–
Balance at end of year	21

Loans acquired during the year:

Outstanding balance, beginning of year	–
Outstanding balance, end of year	776

Carrying amount, beginning of year	–
Carrying amount, end of year	233

None of the loans in the above table were considered nonaccrual or required allowances. Furthermore, there were no debt securities acquired in 2005 relevant to the SOP 03-3 disclosure requirements.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table shows the activity in the Group’s allowance for loan losses.

in € m.	2005	2004	2003

Allowance at beginning of year	2,345	3,281	4,317

Provision for loan losses	374	372	1,113

Net charge-offs:
Charge-offs	(1,018)	(1,394)	(1,894)
Recoveries	170	152	167

Total net charge-offs	(848)	(1,242)	(1,727)

Allowance related to acquisitions/divestitures	–	3	(105)

Foreign currency translation	57	(69)	(317)

Allowance at end of year	1,928	2,345	3,281

The following table shows the activity in the Group’s allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2005	2004	2003

Allowance at beginning of year	345	416	485

Provision for off-balance sheet positions	(24)	(65)	(50)

Allowance related to acquisitions/divestitures	–	–	1

Foreign currency translation	8	(6)	(20)

Allowance at end of year	329	345	416

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
For the years ended December 31, 2005, 2004 and 2003, the Group recognized € 177 million, € 219 million and
€ 146 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.
The following table summarizes certain cash flows received from and paid to securitization vehicles during 2005, 2004 and 2003.

	Residential			Commercial			Commercial loans,
	mortgage loans			mortgage loans			excluding mortgages
in € m.	2005	2004	2003	2005	2004	2003	2005	2004	2003

Proceeds from new securitizations	11,765	10,709	2,284	11,044	5,113	3,130	–	–	–

Proceeds from collections reinvested in new securitization receivables	–	–	–	–	–	–	–	439	1,157

Servicing fees received	4	4	5	–	–	–	–	–	1

Cash flows received on retained interests	4	67	51	–	5	31	–	6	13

Other cash flows received from (paid to) securitization vehicles	–	–	–	–	–	–	–	–	–

Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold.

At December 31, 2005, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows.

	Residential	Commercial	Commercial loans,
in € m. (except percentages)	mortgage loans	mortgage loans	excluding mortgages

Carrying amount/fair value of retained interests	415	512	--

Prepayment speed (current assumed)	37.07%	0.00%	--
Impact on fair value of 10% adverse change	(12)	–	–
Impact on fair value of 20% adverse change	(23)	–	–

Default rate (current assumed)	3.16%	2.00%	--
Impact on fair value of 10% adverse change	(18)	(7)	–
Impact on fair value of 20% adverse change	(35)	(8)	–

Discount factor (current assumed)	10.77%	4.30%	--
Impact on fair value of 10% adverse change	(14)	(11)	–
Impact on fair value of 20% adverse change	(24)	(21)	–

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2005 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2004 and 2003 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2004 and 2003, respectively. The weighted-average assumptions used at December 31, 2004 and 2003 were as follows.

	Residential		Commercial		Commercial loans,
	mortgage loans		mortgage loans		excluding mortgages
in %	2004	2003	2004	2003	2004	2003

Prepayment speed	28.11	22.56	0.00	0.00	1.37	1.81

Default rate	4.72	6.97	1.77	1.57	0.26	0.30

Discount factor	13.46	15.63	5.20	0.78	7.51	8.35

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2005 and 2004.

	Residential		Commercial		Commercial loans,
	mortgage loans		mortgage loans		excluding mortgages
in € m.	2005	2004	2005	2004	2005	2004

Total principal amount of loans	10,362	6,656	2,455	950	–	750

Principal amount of loans 90 days or more past due	422	128	–	–	–	15

Net credit losses	36	20	–	–	–	1

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

In July 2003, the Group sold U.S. and European-domiciled private equity investments with a carrying value of
€ 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a
€ 7 million loss on the sale of assets to the securitization vehicle. The Group received cash flows from retained interests of
€ 1 million each during 2005 and 2004 and € 2 million during 2003.
The valuation of the Group’s retained interests at December 31, 2005 and December 31, 2004 were based on the fair values of the underlying investments in the securitization vehicle. These fair values were determined by the servicer of the securitization vehicle. The servicer is a Group-related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2005 and 2004, respectively, the Group’s retained interests were valued at € 354 million and € 267 million.
The private equity investments held by the securitization vehicles are subject to € 39 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments.
To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 178 million of servicing, administration, and interest expenses and € 9 million to meet any funding commitments.

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
The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2005 and December 31, 2004.

	Commercial paper programs		Guaranteed value mutual		Asset securitization
			funds
in € m.	2005	2004	2005	2004	2005	2004

Interest-earning deposits with banks	147	238	117	96	404	404

Trading assets	1	–	469	491	12,832	9,424

Securities	–	–	–	–	–	–

Loans, net	749	1,060	–	–	–	–

Other	–	–	6	35	3	3

Total assets	897	1,298	592	622	13,239	9,831

	Structured finance and other		Commercial real estate leasing
			vehicles and closed-end funds
in € m.	2005	2004	2005	2004

Interest-earning deposits with banks	5,646	546	34	57

Trading assets	3,180	1,476	–	–

Securities	1,429	39	–	–

Loans, net	2,289	6,689	204	255

Other	1,529	5,495	542	736

Total assets	14,073	14,245	780	1,048

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The fair value of these guarantees was not significant as of December 31, 2005 and 2004. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

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
The Group formed fifteen statutory business trusts of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of various subordinated debentures issued by the Group. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the subordinated debentures amounting to € 4.8 billion are included in the long term debt.
As of December 31, 2005 and December 31, 2004 the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group’s maximum exposure to loss as a result of its involvement with these entities are as follows.

	Aggregated total assets		Maximum exposure to loss
in € m.	2005	2004	2005	2004

Commercial paper programs	24,666	17,296	26,082	20,305

Commercial real estate leasing vehicles and real estate investment entities	812	1,004	62	92

Structured finance and other	6,363	3,807	1,227	582

Guaranteed value mutual funds	7,664	5,856	7,572	5,856

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

For the commercial real estate leasing vehicles and real estate investment entities, the Group’s maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group’s maximum exposure to loss results primarily from the risk associated with the Group’s purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group’s assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group’s assets are as follows.

in € m.	Dec 31, 2005	Dec 31, 2004

Trading assets	31,135	26,557

Securities available for sale	10	8

Loans	11,532	10,433

Premises and equipment	632	636

Total	43,309	37,634

At December 31, 2005 and 2004, the Group has received collateral with a fair value of € 407 billion and € 298 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2005 and 2004, € 316 billion and € 218 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows.

in € m.	Dec 31, 2005	Dec 31, 2004

Land	980	1,036

Buildings	3,389	3,576

Leasehold improvements	1,339	1,211

Furniture and equipment	2,404	2,344

Purchased software	326	347

Self-developed software	369	331

Construction-in-progress	96	144

Total	8,903	8,989
Less: Accumulated depreciation	3,824	3,764

Premises and equipment, net[1]	5,079	5,225

[1]	Amounts at December 31, 2005 and 2004 included € 1.7 billion and € 1.8 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group’s capital leases at December 31, 2005, were as follows.

in € m.

2006	109

2007	120

2008	198

2009	46

2010	47

2011 and later	444

Total future minimum lease payments	964
Less: Amount representing interest	339

Present value of minimum lease payments	625

At December 31, 2005, the total minimum sublease rentals to be received in the future under subleases are € 459 million. Contingent rental income incurred during the year ended December 31, 2005, was € 2 million.

The future minimum lease payments, excluding executory costs, required under the Group’s operating leases at December 31, 2005, were as follows.

in € m.

2006	484

2007	429

2008	410

2009	330

2010	288

2011 and later	1,184

Total future minimum lease payments	3,125
Less: Minimum sublease rentals	388

Net minimum lease payments	2,737

The following shows the net rental expense for all operating leases.

in € m.	2005	2004	2003

Gross rental expense	620	857	760
Less: Sublease rental income	37	116	61

Net rental expense	583	741	699

[12] Goodwill and Other Intangible Assets, Net

Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year. There was no goodwill impairment in 2005, 2004 and 2003 resulting from the annual impairment review.

In 2005 no impairment loss was recorded. In 2004, an impairment loss of € 19 million relating to other intangible assets (investment management agreements) was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on a discounted cash flow model and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.
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

Other Intangible Assets

An analysis of acquired other intangible assets follows.

	Dec 31, 2005			Dec 31, 2004
	Gross	Accumulated	Net	Gross	Accumulated	Net
	carrying	amortization	carrying	carrying	amortization	carrying
in € m.	amount		amount	amount		amount

Amortized intangible assets:
Customer contracts	68	17	51	59	11	48
Investment management agreements	27	6	21	41	19	22
Mortgage servicing rights	93	25	68	68	3	65
Other customer-related	118	54	64	79	21	58
Other	19	11	8	17	9	8

Total amortized intangible assets	325	113	212	264	63	201

Unamortized intangible assets:
Retail investment management agreements			978			848
Other			8			–

Loan servicing rights			–			20

Total other intangible assets			1,198			1,069

For the years ended December 31, 2005 and 2004, the aggregate amortization expense for other intangible assets was € 46 million and € 24 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows.

in € m.

2006	33

2007	30

2008	28

2009	26

2010	24

For the year ended December 31, 2005, the Group acquired the following other intangible assets.

	Additions in current year	Weighted-average
in € m.		amortization period

Amortized intangible assets:
Mortgage servicing rights	16	10 years
Other customer-related	16	5 years
Investment management agreements	1	3 years

Total amortized intangible assets	33	7 years

Other unamortized intangible assets	8	Indefinite

Total other intangible assets	41

Goodwill

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2005 and 2004 are as follows.

	Corporate	Global	Asset and	Private &	Corporate	Total
	Banking &	Transaction	Wealth	Business	Investments
in € m.	Securities	Banking	Management	Clients

Balance as of January 1, 2004	3,161	428	2,823	234	89	6,735
Purchase accounting adjustments	–	–	(20)	–	–	(20)
Transfers	6	–	(6)	–	–	–
Goodwill acquired during the year	27	36	60	4	–	127
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(11)	–	–	(11)
Effects from exchange rate fluctuations	(243)	(28)	(178)	(4)	–	(453)

Balance as of December 31, 2004	2,951	436	2,668	234	89	6,378

Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Goodwill acquired during the year	20	–	4	–	–	24
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(110)	–	–	(110)
Effects from exchange rate fluctuations and other	412	49	275 [1]	6	11	753

Balance as of December 31, 2005	3,383	485	2,837	240	100	7,045

[1]	Includes € 27 million of reduction in goodwill related to a prior year’s acquisition.

In 2005, the main addition to goodwill is related to Bender Menkul Degerler A.S., which contributed € 20 million to goodwill. Dispositions in 2005 primarily related to the sale of a substantial part of our UK- and Philadelphia-based Asset Management business.

The additions to goodwill of € 127 million for the year ended December 31, 2004 are mainly due to the acquisitions of the remaining 1.5% third party holding in DWS Holding & Service GmbH, Dresdner Bank’s German domestic custody business and Berkshire Mortgage Finance L.P.’s origination and servicing business, which contributed € 57 million,
€ 36 million and € 26 million, respectively.

[13] Assets Held for Sale

At December 31, 2005, the Group held one subsidiary for sale in the Corporate Investments segment. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 7 million.

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

[14] Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2005	Dec 31, 2004

Other assets:

Brokerage and securities related receivables
Cash/margin receivables	23,157	17,287
Receivables from prime brokerage	15,282	12,575
Pending securities transactions past settlement date	10,619	8,984
Security spot transactions[1]	117	–
Total brokerage and securities related receivables	49,175	38,846

Loans held for sale, net	25,453	8,194

Other assets related to insurance business	1,149	6,733

Due from customers on acceptances	93	74

Accrued interest receivable	5,000	3,854

Tax assets	5,903	6,003

Other	12,609	10,711

Total other assets	99,382	74,415

in € m.	Dec 31, 2005	Dec 31, 2004

Other liabilities:

Brokerage and securities related payables
Cash/margin payables	16,259	11,919
Payables from prime brokerage	16,898	14,062
Pending securities transactions past settlement date	9,371	9,562
Security spot transactions[1]	–	1,813
Total brokerage and securities related payables	42,528	37,356

Insurance policy claims and reserves	1,940	7,935

Acceptances outstanding	93	74

Accrued interest payable	4,684	4,223

Accrued expenses	9,584	7,204

Tax liabilities	7,215	6,677

Other	15,333	12,074

Total other liabilities	81,377	75,543

[1]	Receivables and payables from security spot transactions are shown net.

[15] Deposits

The components of deposits are as follows.

in € m.	Dec 31, 2005	Dec 31, 2004

German offices:

Noninterest-bearing demand deposits	22,642	20,851

Interest-bearing deposits
Demand deposits	29,482	31,252
Certificates of deposit	266	247
Savings deposits	23,870	22,572
Other time deposits	37,894	34,505

Total interest-bearing deposits	91,512	88,576

Total deposits in German offices	114,154	109,427

Non-German offices:

Noninterest-bearing demand deposits	7,363	6,423

Interest-bearing deposits
Demand deposits	74,575	64,957
Certificates of deposit	39,069	19,056
Savings deposits	9,124	6,314
Other time deposits	136,502	114,619

Total interest-bearing deposits	259,270	204,946

Total deposits in non-German offices	266,633	211,369

Total deposits	380,787	320,796

Related party deposits amounted to € 1.0 billion and € 1.9 billion at December 31, 2005 and 2004, respectively.

The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2005.

By remaining maturities	Due in	Due in	Due in	Due in	Due after
in € m.	2007	2008	2009	2010	2010

Certificates of deposits	1,555	283	953	136	1,175

Other time deposits	2,118	2,632	2,624	1,586	10,473

[16] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include.

in € m.	Dec 31, 2005	Dec 31, 2004

Commercial paper	13,398	9,980

Other	7,151	10,138

Total	20,549	20,118

[17] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2005	Dec 31, 2004
in € m.	2006	2007	2008	2009	2010	2010	total	total

Senior debt:

Bonds and notes:
Fixed rate	7,149	5,635	4,607	9,033	5,586	22,888	54,898	53,834
Floating rate	6,659	5,470	5,573	4,930	4,510	14,643	41,785	39,463

Subordinated debt:

Bonds and notes:
Fixed rate	1,069	683	320	1,364	–	6,394	9,830	9,505
Floating rate	–	401	93	1,678	580	4,289	7,041	4,068

Total	14,877	12,189	10,593	17,005	10,676	48,214	113,554	106,870

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified.

	Dec 31, 2005	Dec 31, 2004

Senior debt:

Bonds and notes:
Fixed rate[1]	0.00% – 31.72%	0.00% – 50.00%
Floating rate[1]	0.00% – 29.99%	0.00% – 18.83%

Subordinated debt:

Bonds and notes:
Fixed rate	0.81% – 10.50%	0.81% – 10.50%
Floating rate	0.91% – 7.65%	0.74% – 8.00%

[1]	The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2005 matures at various dates through 2050. The weighted-average interest rates on fixed rate debt at December 31, 2005 and 2004 were 4.70% and 5.57%, respectively. Floating rate debt outstanding at December 31, 2005 matures at various dates through 2055 excluding € 2.1 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2005 and 2004 were 3.93% and 2.84%, respectively. The weighted-average interest rates for total long-term debt were 4.38% and 4.36% at December 31, 2005 and 2004, respectively. Interest rates of pure certificates on various indices issued by Deutsche Bank are mainly zero and are excluded from the calculation of the weighted-average rates in order to reflect the rates on traditional long-term products. Interest rates on related derivatives are not included in the calculation of the weighted-average interest rates.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2005 and 2004 were insignificant.

[18] Obligation to Purchase Common Shares

As of December 31, 2005 and 2004, the obligation to purchase common shares amounted to € 3.5 billion and € 3.1 billion, respectively. The obligation represented forward purchase contracts covering approximately 62.4 million (2004: 56.1 million) Deutsche Bank common shares with a weighted-average strike price of € 56.23 (2004: € 54.52) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 10.2 million shares (2004: 0.4 million) mature in less than one year. The remaining contracts covering 52.2 million shares (2004: 55.7 million) have maturities between one and five years.

[19] Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

Other liabilities included € 84 million and € 93 million, representing the settlement amount as of December 31, 2005 and 2004, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2102 and 2105.

Included in long-term debt and short-term borrowings were € 3,537 million and € 3,545 million related to mandatorily redeemable shares at December 31, 2005 and 2004, respectively. The amount to be paid if settlement was at December 31, 2005 and 2004 was € 3,539 million and € 3,548 million, respectively. These mandatorily redeemable shares (excluding € 1.8 billion with undefined maturities) are due between 2012 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 3.46% – 6.24% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted U.S. dollar swap rate.

[20] Common Shares and Share-Based Compensation Plans

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, they represent equal stakes in the subscribed capital. Thus, a “nominal” value can be derived from the total amount of share capital divided by the number of shares. Therefore, the shares have a nominal value of € 2.56.

Common share activity was as follows.

Number of shares	2005	2004	2003

Common shares outstanding, beginning of year	517,269,673	565,077,163	585,446,954
Shares issued under employee benefit plans	10,681,024	–	–
Shares retired	–	(38,000,000)	(40,000,000)
Shares purchased for treasury	(623,689,715)	(536,383,830)	(464,939,509)
Shares sold or distributed from treasury	601,296,694	526,576,340	484,569,718

Common shares outstanding, end of year	505,557,676	517,269,673	565,077,163

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third buy-back was completed in April 2005. In July 2005, the fourth program was started. On January 24, 2006, the Management Board decided to cancel 40 million of the shares held in treasury, which became legally effective on February 15, 2006. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2005, Deutsche Bank had authorized but unissued capital of € 554,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date

€ 128,000,000[1]	April 30, 2006

€ 100,000,000	April 30, 2007

€ 128,000,000[1]	April 30, 2008

€ 198,000,000	April 30, 2009

[1]	Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 197,654,915. Conditional capital includes various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to
€ 150,000,000.
Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. 16,105,126 option rights were granted and not exercised at December 31, 2005. Therefore, capital can still be increased by € 41,229,123 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003, of which 2,510,075 option rights were granted and not exercised at December 31, 2005. Therefore, capital still can be increased by € 6,425,792 under the DB Global Share Plan. For this purpose there was a conditional capital of
€ 10,000,000. These plans are described below.

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
Partnership
Appreciation
Rights

Share-based compensation plans

Restricted Equity Units Plan	Select executives	4.5 years	[3]	X

DB Global Partnership Plan
DB Equity Units
as bonus grants	Select executives	2 years	[2]	X
as retention grants	Select executives	3.5 years	[3]	X
Performance Options	Select executives[1]	4 years	[2]		X
Partnership Appreciation Rights	Select executives[1]	4 years	[2]		X

DB Share Scheme
as bonus grants	Select employees	3 years	[2]	X
as retention grants	Select employees	3 years	[3]	X

DB Key Employee Equity Plan
(DB KEEP)	Select executives	5 years	[3]	X

DB Global Share Plan (since 2004)	All employees[4]	1 year	[3]	X

*	Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.

[1]	Performance options and partnership appreciation rights are granted as a unit.

[2]	The value is recognized during the applicable performance year as part of compensation expense (until performance year 2004, since 2005 performance year is to be amortized over the requisite service period in accordance with SFAS 123(R)).

[3]	The value is recognized on a straight-line basis over the vesting period as part of compensation expense.

[4]	A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.

Share-Based Compensation Plans Currently Used for Granting New Awards

Restricted Equity Units Plan
Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provides the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.
The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DB Global Partnership Plan

DB Equity Units. DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group’s common shares approximately three and a half years from the date of the grant. For award years up to and including 2005, the Group awarded initial awards of DB Equity Units in relation to annual bonuses that were forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards was recognized in the applicable performance year as part of compensation expense for that year.
From 2006, all initial awards of DB Equity Units granted are amortized over the requisite service period in accordance with the requirements of SFAS 123(R). Recipients of these DB Equity Units are also granted exceptional awards of DB Equity Units as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period, which is approximately three and a half years.
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
Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group’s common shares trade at more than 130% of the reference price for 35 con-

secutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 and therefore, all these options became exercisable in February 2005 rather than in three equal tranches.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.
There were no options awarded for either the 2005 or 2004 performance year. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value-based method.
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
There were no PARs awarded for either the 2005 or 2004 performance year. No compensation expense was recognized for the year ended December 31, 2003 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

DB Share Scheme

Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses was recognized in the applicable performance year as part of compensation earned for that year until performance year 2004. From performance years 2005 and onwards, DB Share Scheme bonus awards are amortized over the requisite service period in accordance with the requirement of SFAS 123(R). Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years.

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

DB Global Share Plan (Since 2004)

The DB Global Share Plan is an all employee program which awards eligible employees ten shares of the Group’s common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the vesting period of one year from the date of grant. Awards vest on November 1 of the year following grant and are forfeited if the participant terminates employment prior to vesting. As of December 31, 2005, the DB Global Share Plan granted in 2004 had fully vested.

Share-Based Compensation Plans No Longer Used for Granting New Awards

DB Global Share Plan (2003 & 2002)
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

Global Equity Plan

During 1998, 1999 and 2000, certain key employees of the Group participated in the Global Equity Plan (“GEP”) and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Management Board gave approval to buy out the outstanding awards at a fixed price.
Compensation expense was recorded using variable plan accounting over the vesting period for awards to participants who did not accept the buy-out offer in 2001. In June 2003, the remaining bonds were redeemed at their nominal value since specific performance criteria for conversion were not met. The Group released € 3 million to earnings related to amounts previously accrued for the GEP.
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
Compensation expense on SARs, calculated as the excess of the current market price of the Group’s common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards was recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards were expensed over the vesting periods.

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

Compensation Expense

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows.

in € m.	2005	2004	2003

DB Global Partnership Plan[1]	3	11	8

DB Global Share Plan[2]	40	15	3

DB Share Scheme/Restricted Equity Units Plan/DB KEEP	875	997	773

Global Equity Plan	–	–	(3)

Stock Appreciation Rights Plans[3]	31	81	(13)

db Share Plan	–	–	(20)

Total	949	1,104	748

[1]	Compensation expense for the years ended December 31, 2004 and 2003 included € 6.6 million and € 5.9 million, respectively, related to DB Equity Units granted in February 2005 and February 2004, respectively. No amounts were expensed in 2005 in relation to DB Equity units granted in February 2006.

[2]	Compensation expense for the years ended December 31, 2005 and 2004 included € 7.8 million and € 6.6 million, respectively, in relation to the DB Global Share Plan 2005 and DB Global Share Plan 2004.

[3]	For the years ended December 31, 2005, 2004 and 2003, net (gains) losses of € (138) million, € 81 million and € (13) million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands of shares, except exercise prices).

	DB Global Partnership Plan
	DB Equity Units[1]	Performance Options[2]	Weighted-average
			exercise price

Balance at December 31, 2002	408	11,764	€ 89.96
Granted	122	14,615	€ 47.53
Issued	–	–	–
Forfeited	(3)	(490)	€ 58.58

Balance at December 31, 2003	527	25,889	€ 66.60
Granted	127	115	€ 76.61
Issued	(324)	–	–
Forfeited	–	(152)	€ 89.96

Balance at December 31, 2004	330	25,852	€ 66.51
Granted	139	–	€ 66.51
Issued	(179)	–	–
Exercised	–	(9,679)	€ 47.53
Forfeited	–	(68)	€ 89.96

Balance at December 31, 2005	290	16,105	€ 77.82

Weighted-average remaining contractual life at:
December 31, 2005		2 years 4 months
December 31, 2004		3 years 7 months

[1]	The weighted-average grant-date fair value per share of deferred share awards granted in 2005, 2004 and 2003 was € 59.68, € 58.11, and € 38.62 respectively.

[2]	The weighted-average grant-date fair value per option, including the PAR, granted during 2004 and 2003 was € 13.02 and € 11.97 respectively. Performance Options and PARs granted in 2004 and 2003 related to the 2003 and 2002 performance year, respectively.

Each Global Partnership Plan option was accompanied by a Partnership Appreciation Right entitling the holder to 20% of the reference price upon exercise of the related option. Approximately 14.1 million options under the DB Global Partnership Plan, which have an exercise price of € 47.53 per share, became exercisable in early 2005. As of December 31, 2005, approximately 9.7 million of these Global Partnership Plan options and PARs had been exercised.

In addition, a further 11.4 million options became exercisable in February 2006 as the price of the Group’s common shares exceeded the exercise price of € 89.96.
In February 2006, approximately 80,000 DB Equity Units as initial awards and 20,000 units as exceptional awards were granted at a weighted-average grant date fair value per DB Equity Unit of € 74.99.
There were no Performance Options or PARs awarded in relation to the 2005 and 2004 performance year.

The following table details the distribution of options outstanding for the DB Global Partnership Plan and for the DB Global Share Plan (2003 & 2002) (reported under plans no longer used for granting new awards) as of year ended 2005.

Range of exercise	Options outstanding			Options exercisable
prices
	Options	Weighted-	Weighted-average	Options	Weighted-
	outstanding	average	remaining	exercisable	average
		exercise price[1]	contractual life		exercise price[1]
	in thousands		(in years)	in thousands

€ 40.00 – 59.99	5,364	€ 48.69	2.9	5,364	€ 48.69

€ 60.00 – 79.99	1,670	€ 75.33	3.0	1,555	€ 75.24

€ 80.00 – 99.99	11,581	€ 89.93	2.1	–	N/A

N/A – Not applicable

[1] The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (Since 2004)) for the years ended December 31, 2005, 2004 and 2003 broken into three categories. Expense for bonus awards was recognized in the applicable performance year (until 2004 performance year). Expense for retention awards and DB Global Share Plan (Since 2004) is recognized over the vesting period.

	Bonus awards[1]	Retention awards[2]	Global Share	Total
			Plan
in thousands of shares			(Since 2004)[3]

Balance at December 31, 2002	6,089	19,599	–	25,688
Granted	1,036	26,823	–	27,859
Issued	(4,439)	(3,210)	–	(7,649)
Forfeited	(228)	(1,749)	–	(1,977)

Balance at December 31, 2003	2,458	41,463	–	43,921
Granted	2,169	21,848	594	24,611
Issued	(2,832)	(4,938)	–	(7,770)
Forfeited	(231)	(3,091)	–	(3,322)

Balance at December 31, 2004	1,564	55,282	594	57,440
Granted	1,559	15,983	534	18,076
Issued	(1,345)	(4,614)	(551)	(6,510)
Forfeited	(126)	(3,351)	(43)	(3,520)

Balance at December 31, 2005	1,652	63,300	534	65,486

[1]	The weighted-average grant-date fair values per share of deferred share awards granted during 2005, 2004 and 2003 were € 61.44, € 61.11 and € 39.61, respectively.

[2]	The weighted-average grant-date fair values per share of deferred share awards granted during 2005, 2004 and 2003 were € 59.68, € 57.71 and € 34.62, respectively. For the outstanding balance at year-end 2005, the weighted-average grant-date fair value per share was € 51.74 and approximately
€ 1.98 billion were expensed by year-end 2005.

[3]	The weighted-average grant-date fair value per share of deferred share awards granted during 2005 was € 75.93. For the outstanding balance at year-end 2005, the weighted-average grant-date fair value per share was € 75.93 and approximately € 7.8 million were expensed by year-end 2005.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2006:

(a) Approximately 0.8 million shares under the DB Share Scheme with a fair value of € 77.28 per share were awarded.
(b) Approximately 10.0 million shares under the Restricted Equity Units Plan with an average fair value of € 72.79 were awarded as retention awards.

The following is a summary of the Group’s share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2005, 2004 and 2003.

	Global	Stock	db Share Plan		DB Global Share Plan
	Equity Plan	Appreciation			(2003 & 2002)
		Rights Plans
	Convertible	SARs[2]	Shares	Options	Shares	Performance	Weighted-
	bonds[1]					Options[3]	average
							exercise
in thousands of equivalent shares							price

Balance at December 31, 2002	272	16,346	N/A	1,853	N/A	2,235	€ 57.90
Granted	–	–	–	–	–	1,691	€ 75.24
Issued	–	–	–	–	396	–	–
Convertible bonds redeemed	(269)	–	–	–	–	–	–
Forfeited	(3)	(175)	–	(14)	–	(81)	€ 57.00
Expired	–	–	–	(1,839)	–	–	–

Balance at December 31, 2003	–	16,171	N/A	–	N/A	3,845	€ 65.54
Granted	–	–	–	–	–	–	–
Issued	–	–	–	–	–	–	–
Exercised	–	(387)	–	–	–	–	–
Forfeited	–	–	–	–	–	(260)	€ 64.02
Expired	–	(451)	–	–	–	–	–

Balance at December 31, 2004	–	15,333	N/A	–	N/A	3,585	€ 65.64
Granted	–	–	–	–	–	–	–
Issued	–	–	–	–	–	–	–
Exercised	–	(7,911)	–	–	–	(1,002)	€ 55.39
Forfeited	–	(7)	–	–	–	(73)	€ 64.13
Expired	–	(308)	–	–	–	–	–

Balance at December 31, 2005	–	7,107	N/A	–	N/A	2,510	€ 69.77

Weighted-average remaining contractual life at:
December 31, 2005						3 years 6 months
December 31, 2004						4 years 4 months

N/A – Not applicable. Participant was fully vested for shares purchased under the db Share Plan.

[1]	Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.

[2]	SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2005 is € 69.79 with an average remaining life of 1 year.

[3]	The weighted-average grant-date fair value per option granted during 2003 was € 9.71.

Fair Value of Share Options Assumptions

No options were granted in 2005 and 2004.
The fair value of share options granted in 2003 was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair-value-based method which the Group adopted prospectively effective January 1, 2003.

The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were.

	Dec 31, 2005[1]	Dec 31, 2004[1]	Dec 31, 2003

Weighted-average fair value per option	N/A	N/A	€ 9.92

Risk free interest rate	N/A	N/A	3.52%

Expected lives (in years)	N/A	N/A	4.0

Dividend yield	N/A	N/A	1.97%

Volatility	N/A	N/A	26.65%

N/A – Not applicable

[1]	No options were granted in 2005 and 2004.

[21] Asset Restrictions and Dividends

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

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 442 million and € 424 million at December 31, 2005 and 2004, respectively.
Under German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. For own shares (i.e., treasury shares) a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. Then they allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.
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

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. This ratio compares a bank’s regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the “risk position”). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. These models were approved by the BaFin for use in determining the Group’s market risk equivalent component of its risk position. A bank’s regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital (except for cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of cumulative preference shares, profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital. Tier III capital is limited to 250% of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.2 billion and
€ 2.7 billion as of December 31, 2005 and 2004, respectively. For the purpose of calculating the regulatory capital, unrealized gains on securities available for sale (including the aforementioned positive impacts from the tax law changes on retained earnings) are excluded from Tier I capital.
The following table presents the Group’s capital adequacy.

in € m. (except percentages)	Dec 31, 2005	Dec 31, 2004

Risk-weighted positions	240,696	206,718

Market risk equivalent[1]	10,506	10,069

Risk position	251,202	216,787

Core capital (Tier I)	21,898	18,727

Supplementary capital (Tier II)	11,988	9,885

Available Tier III capital	–	–

Total regulatory capital	33,886	28,612

Core capital ratio (Tier I)	8.7%	8.6%

Capital ratio (Tier I + II + III)	13.5%	13.2%

[1]	A multiple of the Group’s value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

In 2005, the Group’s risk position increased by € 34.4 billion to € 251.2 billion on December 31, 2005.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2005, with € 840 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.
The Group’s U.S. GAAP-based total regulatory capital was € 33.9 billion on December 31, 2005, and core capital (Tier I) was € 21.9 billion, compared to € 28.6 billion and € 18.7 billion on December

31, 2004. The Group’s supplementary capital (Tier II) of € 12.0 billion on December 31, 2005, amounted to 55% of core capital.

The Group’s capital ratio was 13.5% on December 31, 2005, significantly higher than the 8% minimum required by the BIS guidelines. The core capital ratio was 8.7% in relation to the total risk position (including market risk equivalent).
Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.
The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2005, according to BIS.

Core capital (in € m.)	Dec 31, 2005

Common shares	1,420

Additional paid-in capital	11,672

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	16,508

Minority interests	622

Noncumulative trust preferred securities	3,587

Other (equity contributed on silent partnership interests)	–

Items deducted (principally goodwill and tax effect of available for sale securities)	(11,911)

Total core capital	21,898

Supplementary capital (in € m.)	Dec 31, 2005

Unrealized gains on listed securities (45% eligible)	1,182

Other inherent loss allowance	435

Cumulative preferred securities	1,178

Subordinated liabilities, if eligible according to BIS	9,193

Total supplementary capital	11,988

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies or companies outside the finance sector.

[23] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense.

in € m.	2005	2004	2003

Interest revenues:
Interest-earning deposits with banks	987	797	902
Central bank funds sold and securities purchased under resale agreements	9,884	4,647	4,857
Securities borrowed	4,442	1,668	1,429
Interest income on securities available for sale and other investments	602	509	588
Dividend income on securities available for sale and other investments	264	300	386
Loans	6,909	6,896	7,649
Trading assets	17,048	12,596	11,286
Other	1,572	610	486

Total interest revenues	41,708	28,023	27,583

Interest expense:
Interest-bearing deposits
Domestic	1,994	1,953	1,918
Foreign	8,268	5,174	4,662
Trading liabilities	8,179	6,866	5,667
Central bank funds purchased and securities sold under repurchase agreements	11,785	4,627	4,595
Securities loaned	929	556	430
Other short-term borrowings	1,023	467	598
Long-term debt	3,529	3,198	3,766
Trust preferred securities	–	–	100

Total interest expense	35,707	22,841	21,736

Net interest revenues	6,001	5,182	5,847

[24] Pension and Other Employee Benefit Plans

The Group provides retirement arrangements covering the majority of its subsidiaries and employees. The majority of beneficiaries of the retirement arrangements are located in Germany. The value of a participant’s accrued pension benefit is based primarily on each employee’s remuneration and length of service.

Our plans are generally funded.
The following amounts were contributed to the defined benefit pension plans.

	Contributions to pension plans
in € m.	2005	2004

Germany/Luxembourg	200	159

United Kingdom	202	126

United States	97	1

Others	22	24

Total	521	310

Thereof, the Group made extraordinary contributions as initial or discretionary funding.

	Initial/discretionary contributions to pension plans
in € m.	2005	2004

Germany/Luxembourg	200	101

United Kingdom	98	8

United States	97	1

Others	5	15

Total	400	125

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group’s affiliates maintain unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are located in the United States and the United Kingdom. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.
In 2005, the Group has adopted a December 31 measurement date for all plans, whereas for 2004 the plans in the UK and U.S. used an early measurement date of September 30. The change in measurement date did not have a material impact on the 2005 consolidated results.
All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.
The following table provides a reconciliation of the changes in the Group’s plans’ benefit obligation and fair value of assets over the two-year period ended December 31, 2005 and a statement of the funded status as of December 31 for each year.

	Pension benefits		Postretirement benefits
in € m.	2005	2004	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	7,592	6,920	138	148
Service cost	265	244	6	7
Interest cost	391	384	9	9
Plan amendments	(54)	–	–	–
Acquisitions/divestitures	–	(103)	–	–
Actuarial loss (gain)	1,148	499	28	(1)
Benefits paid	(355)	(320)	(11)	(12)
Curtailment/settlement/other[1]	60	50	–	–
Foreign currency exchange rate changes	174	(82)	21	(13)

Benefit obligation at end of year	9,221	7,592	191	138

Change in plan assets:
Fair value of plan assets at beginning of year	7,643	6,801	–	–
Actual return on plan assets	1,319	768	–	–
Employer contributions	521	310	11	12
Benefits paid	(334)	(119)	(11)	(12)
Curtailment/settlement/other[1]	2	(35)	–	–
Foreign currency exchange rate changes	172	(82)	–	–

Fair value of plan assets at end of year	9,323	7,643	–	--

Funded status:	102	51	(191)	(138)
Unrecognized net actuarial loss (gain)	1,058	870	40	10
Unrecognized prior service cost (benefit)	(60)	(8)	6	7

Net amount recognized at end of year	1,100	913	(145)	(121)

[1]	Includes beginning balance of first time application of smaller schemes.

The following amounts were recognized in the Consolidated Balance Sheet.

	Pension benefits		Postretirement benefits
in € m.	2005	2004	2005	2004

Prepaid pension costs	1,365	1,094	–	–

Accrued benefit costs	(265)	(181)	(145)	(121)

Net amount recognized at end of year	1,100	913	(145)	(121)

Additional minimum liability	13	1	–	–

Intangible asset	–	–	–	–

Accumulated other comprehensive income	(13)	(1)	–	–

The accumulated benefit obligation for all defined benefit pension plans was € 8.6 billion and € 7.1 billion at December 31, 2005 and 2004, respectively.

The following table shows the information for funded defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets.

in € m.	Dec 31, 2005	Dec 31, 2004

Projected benefit obligation	122	70

Accumulated benefit obligation	106	57

Fair value of plan assets	68	30

The information for funded defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2005	Dec 31, 2004

Projected benefit obligation	339	239

Accumulated benefit obligation	292	203

Fair value of plan assets	267	185

The accumulated postretirement benefit obligation exceeds plan assets for all of the company’s postretirement benefit plans as they are unfunded.

The Group’s pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows.

	Target allocation	Percentage of plan assets
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004

Asset category:
Equity securities	15%	17%	17%
Debt securities	75%	71%	73%
Real Estate and other	10%	12%	10%

Total	100%	100%	100%

The Group’s pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This has involved the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. During 2005 the shares of the main asset classes remained broadly unchanged. During 2004, a reduction of the average equity share of the portfolios to 17% was achieved. The asset allocation of each of the Group’s funded pension plans is reviewed regularly.

Plan Assets include derivatives totaling to € 315 million. In addition there are € 3 million of securities issued by the Group included in the plan assets.
The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2006, representing expected service costs in 2006.

The table below reflects the total benefits expected to be paid from both the plan assets and from the Company’s assets, including both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plan.
Expected benefits to be paid from the plan assets and direct payments from the company to participants total.

in € m.	Pension benefits	Postretirement benefits[1]

2006	315	10

2007	328	11

2008	341	12

2009	358	12

2010	374	13

2011 – 2015	2,207	62

[1]	Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 2 million each year.

Benefits expense recognized in the consolidated statement of income for the years ended December 31, 2005, 2004 and 2003, included the following components.

	Pension benefits			Postretirement benefits
in € m.	2005	2004	2003	2005	2004	2003

Service cost	265	244	279	6	7	8

Interest cost	391	384	375	9	9	9

Expected return on plan assets	(391)	(388)	(409)	–	–	–

Actuarial loss (gain) recognized	40	61	66	1	–	–

Settlement/curtailment	(4)	5	(7)	–	–	–

Amortization of unrecognized transition obligation (asset)	–	17	(9)	–	–	–

Total defined benefit plans	301	323	295	16	16	17

Defined contribution plans	138	151	167	–	–	–

Net periodic benefit expense	439	474	462	16	16	17

SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits” events occurred in the United States, United Kingdom, Germany and Japan during 2005 resulting in a net credit of €4 million.

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country’s respective defined benefit and postretirement benefit plans.

	Pension benefits			Postretirement benefits
	2005	2004	2003	2005	2004	2003

Discount rate in determining expense	5.0%	5.5%	5.4%	5.7%	5.9%	6.0%

Discount rate in determining benefit obligations at year-end	4.3%	5.0%	5.5%	5.4%	5.7%	5.9%

Rate of increase in future compensation levels for determining expense	3.3%	3.3%	3.5%	N/A	N/A	N/A

Rate of increase in future compensation levels for determining benefit obligations at year-end	3.3%	3.3%	3.3%	N/A	N/A	N/A

Expected long-term rate of return on assets	5.0%	5.6%	5.6%	N/A	N/A	N/A

N/A – Not applicable

The expected return on the Group’s defined benefit pension plans’ assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. Using this so-called “building block” approach globally ensures that the Group has a consis-

tent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions. The determination of the expected return on plan assets for 2006 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return taking into account the duration of the bonds held compared to the ten-year benchmark. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan. For cash, the Group estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country.

The discount rate was set based on yields to maturity on AA-rated corporate bond indices of the same currency and similar duration to the liability, and representing sufficient depth of market to be a reliable indicator. Benchmark government bonds were used for countries where sufficient depth of AA corporate bond markets is not available. In cases of significant difference between the published bond duration and the calculated duration of the obligation, an adjustment was made equal to this difference multiplied by the slope of the yield curve. No such adjustment was required in the Eurozone, the UK or in the U.S. The resulting discount rate was rounded to the nearest multiple of 10 basis points.
In determining postretirement benefits expense, an annual weighted-average rate of increase of 10.8% in the per capita cost of covered health care benefits was assumed for 2006. The rate is assumed to decrease gradually to 5.0% by 2011 and remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s retiree health care plans.

	One-percentage point increase		One-percentage point decrease
in € m.	2005	2004	2005	2004

Effect on total of service and interest cost components	2	2	(2)	(2)

Effect on accumulated postretirement benefit obligation	29	22	(25)	(19)

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act.

In 2004, the Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The effect of the Act on the accumulated postretirement benefit obligation (“APBO”) for the postretirement benefit plan was measured at the year-end measurement date (September 30, 2004). This resulted in a reduction of the APBO of approximately € 36 million.
In 2005, the measurement of the effect of the Act on the APBO and net periodic postretirement benefit cost (NPPBC) resulted in an additional reduction of € 2 million in respect to the APBO and in a reduction of the NPPBC of
€ 5 million, respectively.

[25] Income Taxes

The components of income taxes (benefits) follow.

in € m.	2005	2004	2003

Domestic	425	(201)	305

Foreign	1,194	920	968

Current taxes	1,619	719	1,273

Domestic	502	572	37

Foreign	462	266	232

Deferred taxes	964	838	269

Total	2,583	1,557	1,542

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2005	2004	2003

Expected tax expense at German statutory income tax rate of 39.2% (39.2% for 2004 and 40.5% for 2003)	2,396	1,579	1,116

Reversal of 1999/2000 credits for tax rate changes	544	120	215

Effect of changes of German tax law	–	–	154

Domestic tax rate differential on dividend distribution	–	14	1

Tax-exempt gains on securities and other income	(627)	(330)	(637)

Foreign tax-rate differential	(288)	(126)	(298)

Change in valuation allowance	(9)	(7)	99

Nondeductible expenses	566	312	647

Goodwill impairment	–	–	46

Tax credit related to domestic dividend received	–	–	(1)

Tax rate differential on (income) loss on equity method investments	(99)	(80)	171

Other	100	75	29

Actual income tax expense	2,583	1,557	1,542

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2005, 2004 and 2003 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that reversed after 2003 reverted to 39.2%.

For the years ended December 31, 2005, 2004 and 2003, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 544 million, € 120 million and € 215 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders’ equity.
The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2005 and 2004, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.1 billion and € 2.7 billion, respectively.
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

The tax effects of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are the following.

in € m.	Dec 31, 2005	Dec 31, 2004[1]

Deferred income tax assets:
Trading activities	9,512	16,497
Net operating loss carry-forwards and tax credits	1,608	1,940
Property and equipment, net	207	402
Other assets	1,136	463
Allowance for loan losses	66	106
Other provisions	459	698

Total deferred income tax assets	12,988	20,106

Valuation allowance	(955)	(888)

Deferred tax assets after valuation allowance	12,033	19,218

Deferred income tax liabilities:
Trading activities	10,132	17,198
Property and equipment, net	125	412
Securities valuation	105	140
Other liabilities	68	–

Total deferred income tax liabilities	10,430	17,750

Net deferred income tax assets	1,603	1,468

[1]	Prior year amounts have been restated to conform to current year presentation.

Included in other assets and other liabilities at December 31, 2005 and 2004 are deferred tax assets of € 4.2 billion and € 3.7 billion and deferred tax liabilities of € 2.6 billion and € 2.2 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2005 were € 4.1 billion of which € 2.4 billion have no expiration date and € 1.7 billion expire at various dates extending to 2025. Tax credits were € 203 million of which € 0.3 million will expire in 2006 and € 202 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.
The Group is under continuous examinations by the tax authorities in various countries. In 2005 a tax audit in the UK covering fiscal years until 2002 was settled without material impact on the Group’s income tax expenses. Tax reserves have been established, which we believe to be adequate in relation to the potential for additional assessments.
The Group did not provide income taxes or foreign withholding taxes on € 8.7 billion of cumulative earnings of foreign subsidiaries as of December 31, 2005 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings. The American Jobs Creation Act of 2004 was signed into law by the President of the United States on October 22, 2004 and provides, in part a reduced rate of U.S. tax on certain dividends received from foreign subsidiaries of U.S. taxpayers. The Group does not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus the Act will not have an impact on our consolidated financial statements.

[26] Earnings Per Common Share

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
The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2005	2004	2003

Income before cumulative effect of accounting changes, net of tax	3,529	2,472	1,214

Cumulative effect of accounting changes, net of tax	–	–	151

Numerator for basic earnings per share – net income	3,529	2,472	1,365

Effect of dilutive securities:
Forwards	–	(65)	–
Convertible debt	6	4	–

Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	3,535	2,411	1,365

Number of shares in m.

Denominator for basic earnings per share – weighted-average shares outstanding	462.9	492.6	559.3

Effect of dilutive securities:
Forwards	12.9	9.3	10.4
Employee stock compensation options	2.9	4.9	0.7
Convertible debt	2.1	1.9	–
Deferred shares	27.8	23.0	19.1
Other (including trading options)	–	–	0.2

Dilutive potential common shares	45.7	39.1	30.4

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	508.6	531.7	589.7

The diluted EPS computations do not include the anti-dilutive effect of the following potential common shares.

Number of shares in m.	2005	2004	2003

Forward purchase contracts	71.7	10.0	–

Forward sale contracts	–	–	3.1

Put options sold	–	1.5	–

Call options sold	–	–	1.3

Stock compensation awards	11.6	13.6	15.5

Convertible debt	–	0.2	–

in €	2005	2004	2003

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	7.62	5.02	2.17
Cumulative effect of accounting changes, net of tax	–	–	0.27

Net income	7.62	5.02	2.44

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	6.95	4.53	2.06
Cumulative effect of accounting changes, net of tax	–	–	0.25

Net income	6.95	4.53	2.31

[27] Business Segments and Related Information

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Organizational Structure

In order to best serve the Group’s clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. In the first quarter 2005, the Group implemented structural changes associated with the Business Realignment Program. Most of the revisions related to organizational changes below the corporate division level. Since January 1, 2005, the business support areas formerly reported as part of CIB, PCAM and CI were centralized into one infrastructure group (which also covers the Corporate Center functions). As a group-internal service provider, the infrastructure group acts on a non-profit basis and allocates its total noninterest expenses to the recipients of the services (i.e. the corporate divisions) as part of their noncompensation expenses. The Group also created a regional management function that covers regional responsibilities worldwide. As of December 31, 2005, the Group Divisions were:
The Corporate and Investment Bank (CIB), which combines the Group’s corporate banking and securities activities (including sales and trading and corporate finance activities), with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.
Private Clients and Asset Management (PCAM), which combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, we manage these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).
–	AWM is comprised of the two business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.
–	PBC serves retail and affluent clients as well as small corporate customers with the full range of retail banking products.
Corporate Investments (CI), which manages the majority of the bank’s alternative assets portfolio and certain other debt and equity positions.
Prior periods have been restated to conform to the current year’s presentation.

Impact of Acquisitions and Divestitures During 2005 and 2004

The effects of significant acquisitions and divestitures on segmental results are described below:
–	In December 2005, the Group completed the sale of a substantial part of its UK- and Philadelphia-based Asset Management business, which had been managed under the Private Clients and Asset Management Group Division, to Aberdeen Asset Management PLC. Excluded from the sale was the Philadelphia-based High Yield business, which remains an integral part of Asset and Wealth Management’s global platform.
–	In November 2005, the Group and Commerzbank AG entered into a sale and purchase agreement for the Group’s 37.72% stake in EUROHYPO AG, which was included in Corporate Investments. In December 2005, the first part of this transaction was completed, reducing the Group’s stake to 27.99%.
–	In September 2005, the Group sold its Private Banking business in the Netherlands to Theodoor Gilissen Bankiers N.V., which had been included in the corporate division Private & Business Clients.
–	In May 2005, the Group increased its ownership of the Turkish mid-size brokerage firm Bender Menkul Degerler Anonim Sirketi (“Bender Securities”) from 40% to 100%. This business was included in the corporate division Corporate Banking & Securities.
–	In January 2005, the Group acquired asset manager Wilhelm von Finck AG as it continues to expand its Private Wealth Management franchises in Germany. Wilhelm von Finck AG continues to operate under its own name and offers specific investment solutions for large scale private and family wealth portfolios.
–	In December 2004, the Group completed the integration of Dresdner Bank’s former institutional custody business in Germany. This business was included in the corporate division Global Transaction Banking.
–	In November 2004, the Group signed an agreement with Legg Mason for the sale of a selected portion of PWMs private client unit of Scudder, Scudder Private Investment Counsel (PIC). Under this agreement, Legg Mason will assume all investment advisory agreements and retain the staff from New York, Philadelphia, Chicago and Cincinnati Scudder PIC offices. This transaction closed December 31, 2004.
–	In November 2004, the Group completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH.
–	In October 2004, the Group completed the acquisition of substantially all of the origination and servicing assets of Berkshire Mortgage Finance L.P., a U.S. commercial mortgage bank specializing in financing for multifamily properties. This business was included in the corporate division Corporate Banking & Securities.
–	In September 2004, the Group merged three Australian trusts – Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust. The merger created Australia’s fourth largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of € 18 million within the Group’s Asset and Wealth Management Corporate Division.
–	Effective July 2004, the Group sold its wholly-owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co. KG (BCB), a 100% subsidiary of Deutsche Postbank AG. Since then BCB provides payment transaction services to the Group for its German domestic and parts of its foreign payment transactions. Prior to the sale, DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Client and Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Division and partly within Global Transaction Banking.
–	In June 2004, the Group’s wholly-owned subsidiary european transaction bank ag (etb), which had been managed within the infrastructure groups of the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes operational management of securities, funds and derivatives

–	processing. The etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the Infrastructure service group.
–	In the first quarter of 2004, the Group completed the sale of its interest in the operations of maxblue Americas, which had been included in Corporate Investments, to Banco do Brazil.
–	In January, 2004 the Group completed the purchase of a 40% stake in United Financial Group (UFG). Deutsche Bank and Moscow-based UFG cooperate on research, sales and trading of Russian equities and Russian corporate finance business. This business was included in the corporate division Corporate Banking & Securities.

Definitions of Financial Measures Used in the Format of Segment Disclosure

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:
–	Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities, goodwill impairment/impairment of intangibles and provisions related to grundbesitz-invest in 2005.
–	Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, provisions related to grundbesitz-invest in 2005 and specific revenue items as referred to in the table for such segment.
–	Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
–	Average active equity: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In 2005, the measurement of operational risk has been further refined as part of the bank’s Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and the effect of the expected dividend payments to our shareholders.
–	Underlying return on average active equity in %: Underlying pre-tax profit as a percentage of average active equity. Return on average active equity in %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.
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
–	Net gains (losses) from businesses sold/held for sale: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group’s continuing businesses.
–	Net gains (losses) on securities available for sale/industrial holdings (including hedging): Net gains or losses related to several financial holdings investments and to the Group’s portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group’s customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
–	Significant equity pick-ups/net gains and losses from investments: This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group’s customer-driven businesses.
–	Net gains (losses) on the sale of premises: This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non-core activities pursuant to the Group’s transformation strategy.
–	Policyholder benefits and claims: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits.
–	Provision for off-balance sheet positions: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
–	Restructuring activities, Goodwill/intangible impairment and provisions related to grundbesitz-invest in 2005 are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the day-to-day business operations and therefore not indicative of trends.
–	Minority interest: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder’s portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
–	Adjustments to calculate average active equity: The items excluded from average total shareholders’ equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders’ equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders’ equity for the effect of the expected dividend payments to our shareholders.

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

The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS tier 1 ratio of 8.5%, which represents the mid-point of the Group’s tier 1 target range. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
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

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2005, 2004 and 2003.

	2005	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
		Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
		Banking &	Trans-		Wealth	Business		ments	ment
		Securities	action		Manage-	Clients			Reporting
	in € m. (except percentages)		Banking		ment

	Net revenues[1]	13,947	1,971	15,918	3,881	4,713	8,594	1,229	25,741

	Provision for loan losses	25	7	32	–	342	342	–	374

	Provision for off-balance sheet positions	3	(25)	(22)	–	(2)	(2)	–	(24)

	Total provision for credit losses	28	(18)	10	–	340	340	(1)	350

	Operating cost base[2]	9,675	1,445	11,120	2,984	3,358	6,342	181	17,642

	Policyholder benefits and claims	–	–	–	49	–	49	–	49

	Minority interest	37	–	37	30	–	30	(2)	66

	Restructuring activities	331	87	418	220	127	347	2	767

	Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–

	Total noninterest expenses[4]	10,043	1,532	11,575	3,284	3,485	6,768	181	18,524

	Income before income taxes[5]	3,877	457	4,333	597	888	1,485	1,049	6,867

	Add (deduct):
	Net (gains) from businesses sold/held for sale	–	–	–	(81)	(9)	(90)	–	(90)
	Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(156)	(156)
	Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(801)	(801)
	Net (gains) on the sale of premises	–	–	–	–	–	–	(57)	(57)
	Restructuring activities	331	87	418	220	127	347	2	767
	Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–

	Underlying pre-tax profit	4,207	544	4,751	736	1,006	1,742	37	6,531

	Cost/income ratio in %	72	78	73	85	74	79	15	72

	Underlying cost/income ratio in %	69	73	70	80	71	75	84	72

	Assets[3,6]	871,941	17,966	881,643	37,269	86,554	123,785	15,025	984,318

	Expenditures for additions to long-lived assets	289	5	295	71	86	157	2	454

	Risk-weighted positions (BIS risk positions)	155,467	12,275	167,742	13,811	60,263	74,074	7,448	249,264

	Average active equity[7]	13,070	1,315	14,385	4,993	1,707	6,700	3,047	24,132

	Return on average active equity in %	30	35	30	12	52	22	34	28

	Underlying return on average active equity in %	32	41	33	15	59	26	1	27

[1]	Includes:

	Net interest revenues	2,537	725	3,262	118	2,517	2,635	69	5,966
	Net revenues from external customers	14,129	1,931	16,060	4,096	4,335	8,431	1,175	25,666
	Net intersegment revenues	(182)	40	(142)	(215)	378	163	54	75
	Net income from equity method investments	171	1	171	43	3	46	199	417

[2]	Includes:

	Depreciation, depletion and amortization	58	22	80	39	74	113	11	204
	Severance payments	18	(1)	17	4	17	22	–	38

[3]	Includes:

	Equity method investments	1,765	38	1,803	483	40	523	2,577	4,903
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

	2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
		Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
		Banking &	Trans-		Wealth	Business		ments	ment
		Securities	action		Manage-	Clients			Reporting
	in € m. (except percentages)		Banking		ment

	Net revenues[1]	11,520	1,894	13,414	3,488	4,534	8,023	621	22,058

	Provision for loan losses	79	9	89	(6)	270	264	19	372

	Provision for off-balance sheet positions	(66)	1	(65)	–	(1)	(1)	–	(65)

	Total provision for credit losses	14	11	24	(6)	269	263	19	307

	Operating cost base[2]	8,752	1,576	10,327	2,923	3,283	6,206	414	16,948

	Policyholder benefits and claims	–	–	–	50	–	50	–	50

	Minority interest	5	–	5	1	–	1	(1)	4

	Restructuring activities	272	28	299	88	10	98	3	400

	Goodwill impairment	–	–	–	19	–	19	–	19

	Total noninterest expenses[4]	9,028	1,603	10,631	3,080	3,293	6,373	416	17,420

	Income before income taxes[5]	2,478	280	2,759	414	972	1,386	186	4,331

	Add (deduct):
	Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
	Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(148)	(148)
	Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
	Net (gains) on the sale of premises	–	–	–	–	–	–	(20)	(20)
	Restructuring activities	272	28	299	88	10	98	3	400
	Goodwill impairment/ impairment of intangibles	–	–	–	19	–	19	–	19

	Underlying pre-tax profit (loss)	2,750	277	3,027	489	1,006	1,496	(194)	4,329

	Cost/income ratio in %	78	85	79	88	73	79	67	79

	Underlying cost/income ratio in %	76	85	77	86	72	78	174	79

	Assets[3,6]	720,557	16,636	729,872	34,945	78,930	113,818	16,442	832,933

	Expenditures for additions to long-lived assets	62	65	127	17	70	87	2	216

	Risk-weighted positions (BIS risk positions)	128,066	11,058	139,124	11,424	54,253	65,677	10,242	215,044

	Average active equity[7]	11,479	1,381	12,860	5,034	1,681	6,715	3,933	23,507

	Return on average active equity in %	22	20	21	8	58	21	5	18

	Underlying return on average active equity in %	24	20	24	10	60	22	(5)	18

[1]	Includes:

	Net interest revenues	1,902	628	2,529	216	2,416	2,632	105	5,267
	Net revenues from external customers	11,516	1,981	13,497	3,733	4,201	7,934	527	21,958
	Net intersegment revenues	4	(87)	(83)	(245)	334	89	94	100
	Net income (loss) from equity method investments	156	1	157	65	3	68	160	386

[2]	Includes:

	Depreciation, depletion and amortization	81	24	105	44	90	135	30	269
	Severance payments	154	16	170	51	50	101	1	272

[3]	Includes:

	Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

	2003	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
		Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
		Banking &	Trans-		Wealth	Business		ments	ment
		Securities	action		Manage-	Clients			Reporting
	in € m. (except percentages)		Banking		ment

	Net revenues[1]	11,796	2,498	14,294	3,825	4,374	8,199	(920)	21,572

	Provision for loan losses	751	2	752	2	322	324	36	1,113

	Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)

	Total provision for credit losses	759	(51)	708	(1)	322	321	35	1,063

	Operating cost base[2]	8,317	1,744	10,060	3,090	3,593	6,683	681	17,424

	Policyholder benefits and claims	–	–	–	21	–	21	–	21

	Minority interest	13	–	13	13	2	15	(31)	(3)

	Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)

	Goodwill impairment	–	–	–	–	–	–	114	114

	Total noninterest expenses[4]	8,307	1,738	10,045	3,124	3,594	6,718	764	17,526

	Income (loss) before income taxes[5]	2,730	811	3,541	702	458	1,160	(1,719)	2,983

	Add (deduct):
	Net (gains) from businesses sold/held for sale	–	(583)	(583)	(55)	4	(51)	141	(494)
	Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	938	938
	Net losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	184	184
	Net losses on the sale of premises	–	–	–	–	–	–	107	107
	Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
	Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	114	114

	Underlying pre-tax profit (loss)	2,707	222	2,929	647	461	1,108	(236)	3,801

	Cost/income ratio in %	70	70	70	82	82	82	N/M	81

	Underlying cost/income ratio in %	71	91	73	82	82	82	152	78

	Assets[3,6]	693,794	16,329	681,722	48,138	78,477	124,606	18,987	795,818

	Expenditures for additions to long-lived assets	79	9	88	25	35	60	141	289

	Risk-weighted positions (BIS risk positions)	127,807	9,808	137,615	12,170	51,244	63,414	13,019	214,048

	Average active equity[7]	12,785	1,401	14,186	5,694	1,531	7,225	4,900	26,311

	Return on average active equity in %	21	58	25	12	30	16	(35)	11

	Underlying return on average active equity in %	21	16	21	11	30	15	(5)	14

N/M — Not meaningful
[1]	Includes:

	Net interest revenues	2,586	663	3,249	277	2,378	2,656	138	6,043
	Net revenues from external customers	11,686	2,630	14,316	4,037	4,081	8,117	(967)	21,466
	Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
	Net income (loss) from equity method investments	163	(1)	163	166	–	166	(757)	(428)

[2]	Includes:

	Depreciation, depletion and amortization	107	23	130	51	94	144	65	340
	Severance payments	194	66	260	78	317	395	20	675

[3]	Includes:

	Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848
[4]	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5]	Before cumulative effect of accounting changes.

[6]	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7]	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2005, 2004 and 2003, respectively.

	Corporate and Investment Bank
in € m.	2005	2004	2003

Sales & Trading (equity)	3,312	2,489	3,119

Sales & Trading (debt and other products)	7,336	6,299	6,081

Total Sales & Trading	10,648	8,787	9,200

Origination (equity)	647	499	485

Origination (debt)	1,017	916	806

Total Origination	1,664	1,414	1,291

Advisory	604	488	465

Loan products	1,256	1,139	1,187

Transaction services	1,971	1,863	1,915

Other	(225)	(277)	236

Total	15,918	13,414	14,294

	Private Clients and Asset Management
in € m.	2005	2004	2003

Portfolio/fund management	2,718	2,526	2,615

Brokerage	1,847	1,657	1,588

Loan/deposit products	2,415	2,359	2,330

Payments, account & remaining financial services	857	915	823

Other	757	565	843

Total	8,594	8,023	8,199

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
According to U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003.

	2005			2004			2003
	Total	Consoli-	Total	Total	Consoli-	Total	Total	Consoli-	Total
	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-
	ment	Adjust-	dated	ment	Adjust-	dated	ment	Adjust-	dated
in € m.	Reporting	ments		Reporting	ments		Reporting	ments

Net revenues[1]	25,741	(102)	25,640	22,058	(140)	21,918	21,572	(305)	21,268

Provision for loan losses	374	–	374	372	–	372	1,113	–	1,113

Provision for off-balance sheet positions	(24)	–	(24)	(65)	–	(65)	(50)	–	(50)

Total provision for credit losses	350			307			1,063

Noninterest expenses[2]	18,524	654	19,178	17,420	162	17,582	17,526	(78)	17,449

Income (loss) before income taxes[3]	6,867	(756)	6,112	4,331	(302)	4,029	2,983	(226)	2,756

Assets	984,318	7,843	992,161	832,933	7,135	840,068	795,818	7,796	803,614

Risk-weighted positions (BIS risk positions)	249,264	1,938	251,202	215,044	1,742	216,787	214,048	1,625	215,672

Average active equity	24,132	998	25,130	23,507	1,271	24,778	26,311	1,063	27,374

[1]	Net interest revenues and noninterest revenues.

[2]	Excludes provision for off-balance sheet positions.

[3]	Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 756 million in 2005, € 302 million in 2004 and € 226 million in 2003.
Net revenues included the following items:
–	Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (100) million in 2005, € (150) million in 2004 and € (200) million in 2003.
–	Trading results from the Group’s own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 15 million in 2005, € 45 million in 2004 and € 200 million in 2003 within Consolidation & Adjustments.
–	Debits related to the elimination of Group-internal rental income were € (41) million in 2005, € (101) million in 2004 and € (106) million in 2003.
–	Insurance premiums attributable to the Group’s reinsurance subsidiary were not material in 2005 with a corresponding decline in policyholder benefits and claims (see noninterest expenses). Such insurance premiums amounted to € 91 million in 2004 and to € 79 million in 2003.
–	Interest income on tax refunds from ongoing audits of prior period tax returns was € 38 million in 2005 and € 131 million in 2004.
–	The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.
Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.
Noninterest expenses reflected the following items:
–	2005 included net additions of approximately € 500 million to provisions for legal exposures related to legacy events and provisions of € 203 million related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of the Group.
–	Credits related to the elimination of Group-internal rental expenses were € 41 million in 2005, € 101 million in 2004 and € 106 million in 2003.
–	Policyholder benefits and claims were not material in 2005, € 210 million in 2004, and € 89 million in 2003. The decrease in 2005 was in part corresponding to the lower insurance premiums described above and also reflected charges in 2004 associated with the settlement agreement of the WorldCom litigation. The increase in 2004 compared to 2003 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation partly offset by releases for certain other self-insured risks.
–	The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments.
Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.
Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under “Framework of the Group’s Management Reporting Systems” within this Footnote.

Total Net Revenues (before Provision for Loan Losses) by Geographical Location

The following table presents total net revenues (before provision for loan losses) by geographical location.

in € m.	2005	2004[1]	2003[1]

Germany:
CIB	2,437	2,363	2,558
PCAM	4,606	4,393	4,309

Total Germany	7,043	6,756	6,867

Rest of Europe:
CIB	6,145	4,514	5,019
PCAM	2,539	2,171	2,169

Total Rest of Europe[2]	8,684	6,685	7,188

North America (primarily U.S.):
CIB	4,996	4,437	4,669
PCAM	1,182	1,196	1,468

Total North America	6,177	5,634	6,136

South America:
CIB	233	70	139
PCAM	–	1	1

Total South America	233	71	141

Asia-Pacific:
CIB	2,107	2,029	1,908
PCAM	267	262	253

Total Asia-Pacific[3]	2,374	2,291	2,161

Corporate Investments	1,229	621	(920)

Consolidation & Adjustments	(102)	(140)	(305)

Consolidated net revenues[4]	25,640	21,918	21,268

[1]	Restated to conform to the 2005 management structure.

[2]	The United Kingdom accounted for over one-half of these revenues in 2005, 2004 and 2003. Rest of Europe also includes the Group’s African operations.

[3]	Asia-Pacific also includes the Middle East.

[4]	Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[28] Restructuring Activities

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

The following table presents the activity in the Group’s restructuring programs for the years ended December 31, 2005, 2004, and 2003.

	2004/2005 plans		2002 plans						Total
	Business Realignment Program		Group restructuring		Scudder restructuring		CIB restructuring
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other

Balance at Dec 31, 2002	–	–	30	12	14	3	128	19	206
Utilization	–	–	30	11	9	3	99	9	161
Releases	–	–	–	–	4	–	21	8	33	[1]
Effects from exchange rate fluctuations	–	–	–	(1)	(1)	–	(8)	(2)	(12)

Balance at Dec 31, 2003	–	–	–	–	–	–	–	–	–
Additions	400	–	–	–	–	–	–	–	400
Utilization	170	–	–	–	–	–	–	–	170
Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	–

Balance at Dec 31, 2004	230	–	–	–	–	–	–	–	230
Additions	799	29	–	–	–	–	–	–	828
Utilization	800	25	–	–	–	–	–	–	825
Releases	61	–	–	–	–	–	–	–	61
Effects from exchange rate fluctuations	12	–	–	–	–	–	–	–	12

Balance at Dec 31, 2005	180	4	–	–	–	–	–	–	184

[1]	Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

2004/2005 Plans
 Business Realignment Program (“BRP”)

The BRP covers a series of initiatives aimed at revenue growth and cost efficiency. The BRP program as announced in 2004 (together with additional measures in the fourth quarter 2004) was aimed at a reduction of approximately 6,400 full-time equivalent headcount (FTE). In 2004, these measures affected 1,600 staff, of which 1,200 related to restructuring measures and 400 to additional measures in the fourth quarter 2004. The BRP measures affected approximately 4,300 staff in 2005. A majority of the reduction occurred in the infrastructure units and a further significant portion of this reduction arose in the CIB and PCAM Group Divisions as we integrated coverage and product units. The transfer of jobs to more cost-effective locations will result in additional headcount of approximately 1,200. This results in an expected net reduction in our headcount from original BRP measures of approximately 5,200 FTE. Additional BRP-related initiatives identified during 2005, especially with regard to the sale of our UK- and Philadelphia-based Asset Management business, resulted in further headcount reduction.
The Group recorded net restructuring expenses of € 767 million in 2005 and € 400 million in 2004. The 2005 restructuring expenses consisted of € 668 million related to severance payments, € 131 million related to stock compensation awards, and € 29 million related to excess office space and other measures, which were partly offset by the release of € 61 million of unutilized 2005 and 2004 reserves. The 2005 expenses were attributable to CIB (€ 418 million), PCAM (€ 347 million) and CI (€ 2 million). Approximately € 190 million of the 2005 restructuring expenses were recorded for the aforementioned additional BRP-related initiatives.

All actions contemplated in the plan recorded in 2005 are expected to be completed by the end of the first quarter 2006. In addition, it is expected that expenses will be recorded in 2006 as further BRP-related actions are taken, both for originally planned and newly identified initiatives.

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

CIB Restructuring

In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group. The restructuring resulted from detailed business reviews and reflected the Group’s outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. Due primarily to lower than planned affected headcount, the restructuring program was completed at lower than anticipated costs. Therefore,
€ 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003. The plan was completed during the year ended December 31, 2003.

[29] International Operations

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

2005	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1]	expenses[1]	before taxes

International operations:
Europe (excluding Germany)[2]	428,819	22,426	19,631	2,795	1,867
North America (primarily U.S.)	283,431	21,193	20,308	885	413
South America	3,153	474	303	171	129
Asia-Pacific[3]	68,095	4,408	3,967	441	228

Total international	783,498	48,501	44,209	4,292	2,637

Domestic operations (Germany)	208,663	12,846	11,026	1,820	892

Total	992,161	61,347	55,235	6,112	3,529

International as a percentage of total above	79%	79%	80%	70%	75%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Includes balance sheet and income statement data from Africa, which were not material in 2005.

[3]	Asia-Pacific also includes the Middle East.

2004	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1]	expenses[1]	before taxes

International operations:
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific[3]	71,928	4,016	3,418	598	262

Total international	634,013	33,525	30,852	2,673	1,487

Domestic operations (Germany)	206,055	11,234	9,878	1,356	985

Total	840,068	44,759	40,730	4,029	2,472

International as a percentage of total above	75%	75%	76%	66%	60%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Includes balance sheet and income statement data from Africa, which were not material in 2004.

[3]	Asia-Pacific also includes the Middle East.

2003	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1]	expenses[1]	before taxes[2]

International operations:
Europe (excluding Germany)[3]	327,835	17,674	15,954	1,720	837
North America (primarily U.S.)	221,048	10,156	9,853	303	233
South America	1,277	575	575	–	–
Asia-Pacific[4]	60,101	3,389	2,877	512	357

Total international	610,261	31,794	29,259	2,535	1,427

Domestic operations (Germany)	193,353	11,210	10,989	221	(62)

Total	803,614	43,004	40,248	2,756	1,365

International as a percentage of total above	76%	74%	73%	92%	105%

[1]	Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2]	Before cumulative effect of accounting changes.

[3]	Includes balance sheet and income statement data from Africa, which were not material in 2003.

[4]	Asia-Pacific also includes the Middle East.

[30] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

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
For the years ended December 31, 2005, 2004 and 2003, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 61 million, a loss of € 100 million and a loss of € 82 million, respectively. As of December 31, 2005, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2015.
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
Net (gains) losses of € (138) million, € 81 million and € (13) million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivative Financial Instruments Indexed to Our Own Shares

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.
At December 31, 2005, the Group had outstanding call options to purchase approximately 2.0 million shares at a weighted-average strike price of € 67.00 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 33.0 million at December 31, 2005. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 2.3 million.
Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank common shares are outstanding at December 31, 2005.

Type of contract	Settlement	Maturity	Number of issuer’s	Weighted-average	Effect of decrease	Fair value of
	alternative		shares to which	strike price	of share price by € 1	contract asset
			contracts are	(in € )	(€ in thousands)	(liability)
			indexed			(€ in thousands)

Purchased options	Net-cash	Up to 3 months	12,890,858	83.93	(1,853)	12,565
		> 3 months – 1 year	19,701,915	45.20	(609)	81,972
		> 1 year – 5 years	18,702,559	39.96	(357)	63,876

Sold options	Net-cash	Up to 3 months	12,502,524	83.75	(8,859)	(41,273)
		> 3 months – 1 year	14,412,456	61.04	770	(95,852)
		> 1 year – 5 years	7,954,714	67.24	1,923	(93,319)

Forward purchases	Net-cash	Up to 3 months	1,200,000	84.82	(1,200)	(3,600)
		> 3 months – 1 year	1,000,428	82.83	(1,000)	6,650

	Deutsche Bank choice	Up to 3 months	44,000,000	81.00	(44,000)	(56,673)
	Net-cash/	> 3 months – 1 year	27,687,500	73.90	(27,688)	211,513
	physical[1]

Forward sales	Net-cash	Up to 3 months	80,532	81.90	81	(5,835)
		> 3 months – 1 year	1,959,360	81.90	1,959	251

	Counterparty choice	> 3 months – 1 year	10,215,286	70.82	10,215	(85,696)
	Net-cash/	> 1 year – 5 years	52,142,600	53.37	52,143	(1,222,495)
	physical[1]

[1]	Fair values do not differ significantly relating to settlement alternatives.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Risk

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The Group may require collateral to mitigate the credit risk of these commitments. The type and terms of such collateral are determined on an individual basis. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes the Group’s lending-related commitments.

in € m.	Dec 31, 2005	Dec 31, 2004

Irrevocable commitments to extend credit
For book claims and bills of exchange	130,492	101,982
For guarantees and letters of credit	1,209	1,064
Placement and underwriting commitments	896	643
Total irrevocable commitments to extend credit	132,597	103,689

Revocable commitments to extend credit	22,344	20,640

Total commitments to extend credit	154,941	124,329

Commitments to enter into reverse repurchase agreements	85,660	58,585

Commitments to enter into repurchase agreements	33,563	41,125

As of December 31, 2005 and 2004, the Group had commitments to contribute capital to equity method and other investments totaling € 279 million and € 324 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:
–	Financial guarantees, standby letters of credit and performance guarantees, including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group, with a carrying amount of € 573 million and € 592 million and with maximum potential payments of € 31.6 billion and
€ 26.9 billion as of December 31, 2005 and 2004, respectively, generally require the Group to make payments to the guaranteed party based on another’s failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 20.5 billion) mature within five years, for € 2.8 billion the duration is more than five years and
€ 8.3 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of
€ 9.4 billion and € 11.8 billion as of December 31, 2005 and 2004, respectively.
–	The Group offers clients a certain investment fund product with a market value guarantee feature. Such market value guarantees represent assurances under which, for example, initial investment values or, in the case of subsequent higher fund net asset values, those higher values, are guaranteed at levels as defined under the relevant agreements. As of December 31, 2005 and 2004, the maximum potential amount of future payments of the market value guarantees was € 14.7 billion and € 13.8 billion, respectively, which represents the total value guaranteed under the respective agreements. The value of those investment fund products as of December 31, 2005 and December 31, 2004 was
€ 15.0 billion and € 14.0 billion, respectively.
–	Certain written put options require the Group to purchase specified assets at an agreed price at the election of the holder of the option. Put options which permit cash settlement and do not require the holder of the option to own the underlying asset are not considered guarantees as described in FIN 45. The carrying amount and maximum potential payments of written puts that are considered guarantees, as of December 31, 2005, was € 2.5 billion and € 20.8 billion, respectively. The carrying amount and maximum potential payments of such written puts as of December 31, 2004 was € 1.4 billion and € 14.5 billion, respectively. Of the December 31, 2005 maximum potential payments, € 6.6 billion mature within one year, € 12.2 billion mature in more than one up to five years and € 2.0 billion mature in more than five years.
–	As of December 31, 2005, credit derivatives that are considered to be guarantees under FIN 45 had a carrying and maximum potential payment amount of € 300 million and € 1.5 billion, respectively. All of them mature in more than one and up to five years. Typically the Group does not receive collateral for these contracts. As of December 31, 2004, the carrying amount and maximum potential payments of credit derivatives with positive market values was € 486 million and € 2.2 billion, respectively. As of December 31, 2005 and 2004, the Group had no guarantees of this type with negative market values. Certain credit derivatives which permit cash settlement and do not require the buyer of credit protection to own the reference asset are not considered to be guarantees as described in FIN 45.

[31] Concentrations of Credit Risk

The Group is exposed to credit risk arising from all transactions that give rise to actual, contingent or potential claims against a counterparty. Significant concentrations of credit risk exist where we have material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, we use a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures we are willing to assume over specified periods. Our credit policies also establish procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits.
Our largest concentrations of credit risk are in Western Europe and North America, with a significant share in tradable assets of the public sector. For loans, we have significant concentration in Western Europe, principally in our home market Germany, which includes most of our mortgage lending business. There is further industry concentration in Banking and Insurance, mainly from tradable assets and investment-grade OTC derivatives.

[32] Fair Value of Financial Instruments

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

	Carrying amount		Fair value
in € m.	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004

Financial assets:
Cash and due from banks	6,571	7,579	6,571	7,579
Interest-earning deposits with banks	11,963	18,089	11,968	18,100
Central bank funds sold and securities purchased under resale agreements and securities borrowed	232,118	189,551	232,094	189,610
Trading assets	448,393	373,147	448,393	373,147
Securities available for sale	21,675	20,335	21,675	20,335
Other investments	2,329	2,358	2,408	2,364
Loans (excluding leases), net	148,549	133,801	150,904	136,311
Other financial assets	86,493	67,830	86,707	67,992

Financial liabilities:
Noninterest-bearing deposits	30,005	27,274	30,005	27,274
Interest-bearing deposits	350,782	293,522	350,746	293,367
Trading liabilities	194,347	169,606	194,347	169,606
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	168,105	118,173	168,078	118,178
Other short-term borrowings	20,549	20,118	20,538	20,115
Other financial liabilities	67,670	69,271	67,537	69,223
Long-term debt	113,554	106,870	113,803	106,602

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term.

Assets	Liabilities

Cash and due from banks	Interest-bearing deposits

Central bank funds sold and securities purchased under	Central bank funds purchased and securities sold under
resale agreements and securities borrowed	repurchase agreements and securities loaned

Interest-earning deposits with banks	Other short-term borrowings

Other financial assets	Other financial liabilities

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
Other financial assets consisted primarily of cash/margin receivables, receivables from prime brokerage, pending securities transactions past settlement date and loans held for sale, net.
Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.
Other financial liabilities consisted primarily of cash/margin payables, payables from prime brokerage, pending securities transactions past settlement date and accrued expenses.
The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.
The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2005, the fair value of commitments to extend credit approximated the allowance for these commitments of € 135 million.

[33] Condensed Deutsche Bank AG (Parent Company Only) Financial Statements

Condensed Statement of Income

in € m.	2005	2004	2003

Interest revenues, excluding dividends from subsidiaries	27,034	17,921	18,080

Dividends received from subsidiaries:
Banks	877	1,172	898
Nonbanks	1,738	1,211	1,930

Interest expense	26,716	18,639	17,732

Net interest and dividend revenues	2,933	1,665	3,176

Provision for loan losses	128	92	525

Net interest and dividend revenues after provision for loan losses	2,805	1,573	2,651

Noninterest revenues:
Commissions and fees	3,052	2,901	2,864
Trading revenues, net	7,452	6,803	4,940
Other revenues	66	153	(35)

Total noninterest revenues	10,570	9,857	7,769

Noninterest expenses:
Compensation and benefits	5,696	5,074	5,414
Other expenses	4,302	3,533	3,513
Services provided to affiliates, net	(347)	(234)	(29)

Total noninterest expenses	9,651	8,373	8,898

Income before income taxes and equity in undistributed income of subsidiaries and affiliates	3,724	3,057	1,522

Income tax expense (benefit)	756	721	(333)

Income before cumulative effect of accounting changes	2,968	2,336	1,855

Cumulative effect of accounting changes, net of tax	–	–	140

Income before equity in undistributed income of subsidiaries and affiliates	2,968	2,336	1,995

Equity in undistributed income (loss) of subsidiaries and affiliates	561	136	(630)

Net income	3,529	2,472	1,365

Condensed Balance Sheet

in € m.	Dec 31, 2005	Dec 31, 2004

Assets:

Cash and due from banks:
Bank subsidiaries	278	203
Other	1,963	3,586

Interest-earning deposits with banks:
Bank subsidiaries	44,761	37,803
Other	7,233	12,070

Securities borrowed and central bank funds sold and securities purchased under resale agreements:
Bank subsidiaries	998	3,043
Nonbank subsidiaries	94,395	65,530
Other	99,851	81,746

Trading assets:
Bank subsidiaries	5,003	4,601
Nonbank subsidiaries	7,022	5,673
Other	327,519	278,802

Securities available for sale	6,434	4,720

Other investments	3,484	3,551

Investment in subsidiaries:
Bank subsidiaries	8,069	7,749
Nonbank subsidiaries	35,289	32,624

Loans, net:
Bank subsidiaries	4,090	3,993
Nonbank subsidiaries	117,654	91,746
Other	55,221	46,673

Other assets:
Bank subsidiaries	3,529	3,085
Nonbank subsidiaries	7,861	7,552
Other	66,732	47,244

Total assets	897,386	741,994

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	70,539	61,357
Nonbank subsidiaries	80,177	61,888
Other	275,942	223,237

Trading liabilities:
Bank subsidiaries	4,140	2,554
Nonbank subsidiaries	9,310	4,970
Other	144,274	118,172

Securities loaned and central bank funds purchased and securities sold under repurchase agreements:
Bank subsidiaries	8,729	11,044
Nonbank subsidiaries	32,152	19,607
Other	82,853	55,472

Other short-term borrowings:
Bank subsidiaries	309	1,453
Nonbank subsidiaries	258	1,085
Other	7,757	7,101

Other liabilities:
Bank subsidiaries	1,277	952
Nonbank subsidiaries	4,946	15,114
Other	49,136	36,561

Long-term debt	95,651	95,523

Total liabilities	867,450	716,090

Total shareholders’ equity	29,936	25,904

Total liabilities and shareholders’ equity	897,386	741,994

Condensed Statement of Cash Flows

in € m.	2005	2004	2003

Cash flows from operating activities:

Net income	3,529	2,472	1,365

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	128	92	(2,226)
Restructuring activities	164	147	–
Equity in undistributed (income) loss of subsidiaries	(682)	(136)	490
Deferred income taxes, net	84	735	94
Impairment, depreciation and other amortization and accretion	117	283	1,473
Share of net loss (income) from equity method investments	(44)	(79)	15
Gains on securities available for sale, other investments, loans and other	(174)	(204)	(157)
Cumulative effect of accounting changes, net of tax	–	–	(139)
Other, net	–	–	7

Net change in:
Trading assets	(50,835)	(42,457)	(10,378)
Other assets	(18,486)	(12,515)	(7,105)
Trading liabilities	32,028	10,777	9,249
Other liabilities	4,282	13,014	12,915
Other, net	(1,570)	(306)	(648)

Net cash (used in) provided by operating activities	(31,459)	(28,177)	4,955

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(2,121)	2,198	8,125
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(44,924)	(12,181)	(22,506)
Loans	(21,272)	4,092	(1,585)
Investment in subsidiaries	(117)	1,565	(2,326)

Proceeds from:
Sale of securities available for sale	521	987	1,738
Maturities of securities available for sale	2,463	2,967	3,622
Sale of other investments, loans and other	1,249	3,057	4,235

Purchase of:
Securities available for sale	(4,394)	(2,874)	(5,902)
Other investments and loans	(4,090)	(2,032)	(1,249)
Premises and equipment	(126)	(209)	(284)
Other, net	(260)	56	84

Net cash used in investing activities	(73,071)	(2,374)	(16,048)

Cash flows from financing activities:

Net change in:
Deposits	71,054	22,622	(3,464)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	37,610	922	13,591
Other short-term borrowings	(1,316)	3,519	2,946

Issuances of long-term debt	31,091	30,385	22,701

Repayments and extinguishment of long-term debt	(32,612)	(21,781)	(23,742)

Issuances of common shares	439	–	–

Purchases of treasury shares	(43,803)	(34,471)	(25,464)

Sale of treasury shares	41,640	30,850	23,389

Cash dividends paid	(868)	(828)	(756)

Other, net	(376)	12	(30)

Net cash provided by financing activities	102,859	31,230	9,171

Net effect of exchange rate changes on cash and due from banks	123	(67)	(288)

Net increase (decrease) in cash and due from banks	(1,548)	612	(2,210)

Cash and due from banks, beginning of the year	3,789	3,177	5,387

Cash and due from banks, end of the year	2,241	3,789	3,177

Interest paid	26,632	18,156	18,057
Income taxes paid, net	466	(35)	(18)

The following table is a summary of the Parent Company’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2005	Dec 31, 2004
in € m.	2006	2007	2008	2009	2010	2010	total	total

Senior debt:

Bonds and notes:
Fixed rate	5,423	5,710	4,295	8,584	5,599	16,758	46,369	51,130
Floating rate	6,474	5,266	4,259	4,920	3,827	10,598	35,344	33,666

Subordinated debt:

Bonds and notes:
Fixed rate	930	258	–	1,166	–	5,377	7,731	7,832
Floating rate	–	85	–	1,497	580	4,045	6,207	2,895

Total	12,827	11,319	8,554	16,167	10,006	36,778	95,651	95,523

[34] Litigation

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned Newby v. Enron Corp. The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron’s former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the Newby action against Deutsche Bank AG. Plaintiffs in Newby filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas (“DBTCA”). On March 29, 2004, the Court dismissed in part the claims alleged in the Newby action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs’ motion for reconsideration of the partial dismissal of claims against the Deutsche Bank entities, and reinstated the fraud claims against the Deutsche Bank entities that had been dismissed on March 29, 2004. Plaintiffs’ motion to certify a class of shareholders in Newby is being briefed.

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
Tax-Related Products. Deutsche Bank AG, along with certain affiliates and employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in more than 75 legal proceedings brought by investors in various tax-oriented transactions. Deutsche Bank provided financial products and services to these investors, who were advised by various accounting, legal and financial advisory professionals. The investors claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the investors allege that, together with Deutsche Bank, the professional advisors improperly misled the investors into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual investors, while others are asserted on behalf of a putative investor class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.

The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is on-going.
Philipp Holzmann AG. Philipp Holzmann AG (“Holzmann”) is a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, it cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments received by Deutsche Bank in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages because of its allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
General. Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

[35] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group’s office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group made claims for these costs through its insurance policies.

During 2003, the Group reached a settlement with two of its four insurers. As of December 31, 2005, the Group has partially settled with the other two insurers, including a tri-party agreement in which the Lower Manhattan Development Corporation (LMDC) purchased the land at 130 Liberty Street in 2004 for U.S.$ 90 million and will pay for the demolition of the building on the property, subject to a demolition cap agreement that establishes an amount above which costs will be borne by the two insurers. The remaining claims with these two insurers were directed to a binding arbitration process for resolution. Certain aspects of those claims have been determined by the arbitration panel, and are the subject of pending appeals to the New York State Supreme Court. The remaining aspects are still before the arbitration panel for decision.
As of December 31, 2005, the Group received payments from the four insurers and the LMDC totaling U.S.$ 893 million. These proceeds for the settled portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, environmental, consulting, and other costs. The net insurance reimbursements and proceeds of the sale of the property at 130 Liberty Street resulted in a benefit of € 39 million and € 51 million for the years ended December 31, 2005 and 2004, respectively. No losses were recorded by the Group for the year ended December 31, 2003.

[36] Condensed Consolidating Financial Information

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

Condensed Consolidating Statement of Income

2005	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	29,649	1,858	32,151	(21,950)	41,708
Interest expense	26,716	1,154	25,094	(17,257)	35,707

Net interest and dividend revenues	2,933	704	7,057	(4,693)	6,001

Provision for loan losses	128	(68)	362	(48)	374

Net interest and dividend revenues after provision for loan losses	2,805	772	6,695	(4,645)	5,627

Noninterest revenues:
Commissions and fees	3,052	565	6,472	–	10,089
Trading revenues, net	7,452	(321)	335	(37)	7,429
Net gains (losses) on securities available for sale	83	2	950	20	1,055
Other revenues	544	644	365	(487)	1,066

Total noninterest revenues	11,131	890	8,122	(504)	19,639

Noninterest expenses:
Compensation and benefits	5,696	441	4,930	(74)	10,993
Other expenses	3,955	1,004	3,631	(429)	8,161

Total noninterest expenses	9,651	1,445	8,561	(503)	19,154

Income before income tax expense and cumulative effect of accounting changes	4,285	217	6,256	(4,646)	6,112

Income tax expense	756	77	1,663	87	2,583

Income before cumulative effect of accounting changes, net of tax	3,529	140	4,593	(4,733)	3,529

Cumulative effect of accounting changes, net of tax	–	–	–	–	–

Net income	3,529	140	4,593	(4,733)	3,529

2004	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	20,304	990	20,602	(13,873)	28,023
Interest expense	18,639	528	13,775	(10,101)	22,841

Net interest and dividend revenues	1,665	462	6,827	(3,772)	5,182

Provision for loan losses	92	10	276	(6)	372

Net interest and dividend revenues after provision for loan losses	1,573	452	6,551	(3,766)	4,810

Noninterest revenues:
Commissions and fees	2,901	545	6,060	–	9,506
Trading revenues, net	6,803	(105)	(503)	(9)	6,186
Net gains (losses) on securities available for sale	(20)	1	250	4	235
Other revenues	309	802	(238)	(64)	809

Total noninterest revenues	9,993	1,243	5,569	(69)	16,736

Noninterest expenses:
Compensation and benefits	5,074	426	4,783	(61)	10,222
Other expenses	3,299	830	3,387	(221)	7,295

Total noninterest expenses	8,373	1,256	8,170	(282)	17,517

Income before income tax expense and cumulative effect of accounting changes	3,193	439	3,950	(3,553)	4,029

Income tax expense	721	157	428	251	1,557

Income before cumulative effect of accounting changes, net of tax	2,472	282	3,522	(3,804)	2,472

Cumulative effect of accounting changes, net of tax	–	–	–	–	–

Net income	2,472	282	3,522	(3,804)	2,472

2003	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	20,908	807	18,184	(12,316)	27,583
Interest expense	17,732	508	11,800	(8,304)	21,736

Net interest and dividend revenues	3,176	299	6,384	(4,012)	5,847

Provision for loan losses	525	232	371	(15)	1,113

Net interest and dividend revenues after provision for loan losses	2,651	67	6,013	(3,997)	4,734

Noninterest revenues:
Commissions and fees	2,864	663	5,805	–	9,332
Trading revenues, net	4,940	67	497	107	5,611
Net gains (losses) on securities available for sale	(67)	(3)	105	(15)	20
Other revenues	(598)	747	1,104	(795)	458

Total noninterest revenues	7,139	1,474	7,511	(703)	15,421

Noninterest expenses:
Compensation and benefits	5,414	461	4,598	22	10,495
Other expenses	3,484	745	2,975	(300)	6,904

Total noninterest expenses	8,898	1,206	7,573	(278)	17,399

Income before income tax expense and cumulative effect of accounting changes	892	335	5,951	(4,422)	2,756

Income tax expense (benefit)	(333)	121	1,013	741	1,542

Income before cumulative effect of accounting changes, net of tax	1,225	214	4,938	(5,163)	1,214

Cumulative effect of accounting changes, net of tax	140	–	11	–	151

Net income	1,365	214	4,949	(5,163)	1,365

Condensed Consolidating Balance Sheet

Dec 31, 2005	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	2,241	2,176	4,942	(2,788)	6,571
Interest-earning deposits with banks	51,994	4,351	166,224	(210,606)	11,963
Securities borrowed and central bank funds sold and securities purchased under resale agreements	195,244	8,411	175,996	(147,533)	232,118
Trading assets	339,544	6,887	117,791	(15,829)	448,393
Securities available for sale	6,434	1,523	23,525	(9,807)	21,675
Other investments	46,842	3,044	20,804	(63,308)	7,382
Loans, net	176,965	19,127	151,139	(195,876)	151,355
Other assets	78,122	2,926	57,687	(26,031)	112,704

Total assets	897,386	48,445	718,108	(671,778)	992,161

Liabilities:
Deposits	426,658	12,853	154,725	(213,449)	380,787
Trading liabilities	157,724	1,209	50,506	(15,092)	194,347
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	123,734	4,598	187,515	(147,742)	168,105
Other short-term borrowings	8,324	13,682	118,498	(119,955)	20,549
Other liabilities	55,359	4,113	51,941	(26,530)	84,883
Long-term debt	95,651	8,320	95,852	(86,269)	113,554

Total liabilities	867,450	44,775	659,037	(609,037)	962,225

Total shareholders’ equity	29,936	3,670	59,071	(62,741)	29,936

Total liabilities and shareholders’ equity	897,386	48,445	718,108	(671,778)	992,161

Dec 31, 2004	Parent	DBTC	Other	Consolidating	Deutsche
			subsidiaries	entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	3,789	2,031	3,498	(1,739)	7,579
Interest-earning deposits with banks	49,873	3,526	133,505	(168,815)	18,089
Securities borrowed and central bank funds sold and securities purchased under resale agreements	150,319	7,872	146,336	(114,976)	189,551
Trading assets	289,076	3,156	101,330	(20,415)	373,147
Securities available for sale	4,720	1,279	20,021	(5,685)	20,335
Other investments	43,924	2,553	25,356	(63,897)	7,936
Loans, net	142,412	17,225	146,066	(169,359)	136,344
Other assets	57,881	2,618	62,285	(35,697)	87,087

Total assets	741,994	40,260	638,397	(580,583)	840,068

Liabilities:
Deposits	346,482	10,175	135,372	(171,233)	320,796
Trading liabilities	125,696	1,055	61,777	(18,922)	169,606
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	86,123	4,712	142,643	(115,305)	118,173
Other short-term borrowings	9,639	10,264	94,171	(93,956)	20,118
Other liabilities	52,627	3,362	59,618	(37,006)	78,601
Long-term debt	95,523	7,589	85,424	(81,666)	106,870

Total liabilities	716,090	37,157	579,005	(518,088)	814,164

Total shareholders’ equity	25,904	3,103	59,392	(62,495)	25,904

Total liabilities and shareholders’ equity	741,994	40,260	638,397	(580,583)	840,068

Condensed Consolidating Statement of Cash Flows

2005	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash used in operating activities	(31,459)	(2,964)	(29,537)	(63,960)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(2,121)	(320)	8,326	5,885
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(44,924)	589	1,768	(42,567)
Loans	(21,272)	632	2,572	(18,068)
Investment in subsidiaries	(117)	–	117	–

Proceeds from:
Sale of securities available for sale	521	583	10,569	11,673
Maturities of securities available for sale	2,463	1,003	(651)	2,815
Sale of other investments, loans and other	1,249	–	11,333	12,582

Purchase of:
Securities available for sale	(4,394)	(1,658)	(7,929)	(13,981)
Other investments	(819)	–	(783)	(1,602)
Loans	(3,271)	–	(2,714)	(5,985)
Premises and equipment	(126)	(26)	(549)	(701)

Net cash paid for business combinations/divestitures	(175)	–	386	211

Other, net	(85)	(15)	199	99

Net cash (used in) provided by investing activities	(73,071)	788	22,644	(49,639)

Cash flows from financing activities:

Net change in:
Deposits	71,054	1,220	(12,234)	60,040
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	37,610	(788)	13,110	49,932
Other short-term borrowings	(1,316)	1,947	(179)	452

Issuances of long-term debt	31,091	–	13,483	44,574

Repayments and extinguishments of long-term debt	(32,612)	(417)	(6,788)	(39,817)

Issuances of common shares	439	–	–	439

Purchases of treasury shares	(43,803)	–	–	(43,803)

Sale of treasury shares	41,640	–	–	41,640

Cash dividends paid	(868)	–	–	(868)

Other, net	(376)	68	(177)	(485)

Net cash provided by financing activities	102,859	2,030	7,215	112,104

Net effect of exchange rate changes on cash and due from banks	123	–	364	487

Net increase (decrease) in cash and due from banks	(1,548)	(146)	686	(1,008)
Cash and due from banks, beginning of year	3,789	2,322	1,468	7,579
Cash and due from banks, end of year	2,241	2,176	2,154	6,571

Interest paid	26,632	1,343	7,271	35,246
Income taxes paid, net	466	4	492	962

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

2004	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash (used in) provided by operating activities	(28,177)	6,263	(6,183)	(28,097)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	2,198	158	(6,929)	(4,573)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(12,181)	(2,528)	10,196	(4,513)
Loans	4,092	(1,882)	698	2,908
Investment in subsidiaries	1,565	–	(1,565)	–

Proceeds from:
Sale of securities available for sale	987	4	20,154	21,145
Maturities of securities available for sale	2,967	302	291	3,560
Sale of other investments, loans and other	3,057	–	9,938	12,995

Purchase of:
Securities available for sale	(2,874)	(1,408)	(20,919)	(25,201)
Other investments	(2,032)	–	832	(1,200)
Loans	–	–	(4,950)	(4,950)
Premises and equipment	(209)	(54)	(529)	(792)

Net cash paid for business combinations/divestitures	–	–	(223)	(223)

Other, net	56	844	(784)	116

Net cash (used in) provided by investing activities	(2,374)	(4,564)	6,210	(728)

Cash flows from financing activities:

Net change in:
Deposits	22,622	–	(1,129)	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	922	(370)	371	923
Other short-term borrowings	3,519	107	(227)	3,399

Issuances of long-term debt	30,385	–	4,078	34,463

Repayments and extinguishments of long-term debt	(21,781)	(72)	(3,920)	(25,773)

Purchases of treasury shares	(34,471)	–	–	(34,471)

Sale of treasury shares	30,850	–	–	30,850

Cash dividends paid	(828)	(830)	830	(828)

Other, net	12	(7)	7	12

Net cash provided by (used in) financing activities	31,230	(1,172)	10	30,068

Net effect of exchange rate changes on cash and due from banks	(67)	–	(233)	(300)

Net increase (decrease) in cash and due from banks	612	527	(196)	943
Cash and due from banks, beginning of year	3,177	1,504	1,955	6,636
Cash and due from banks, end of year	3,789	2,031	1,759	7,579

Interest paid	18,156	516	3,739	22,411
Income taxes paid, net	(35)	1	233	199

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

2003	Parent	DBTC	Other[1]	Deutsche
			subsidiaries	Bank AG
in € m.				consolidated

Net cash provided by (used in) operating activities	4,955	(2,997)	(8,042)	(6,084)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	8,125	(156)	3,336	11,305
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(22,506)	4,301	(11,643)	(29,848)
Loans	(1,585)	(985)	25,180	22,610
Investment in subsidiaries	(2,326)	–	2,326	–

Proceeds from:
Sale of securities available for sale	1,738	2	11,880	13,620
Maturities of securities available for sale	3,622	13	3,876	7,511
Sale of other investments, loans and other	4,235	–	7,343	11,578

Purchase of:
Securities available for sale	(5,902)	(10)	(14,030)	(19,942)
Other investments	(1,249)	–	(892)	(2,141)
Loans	–	–	(9,030)	(9,030)
Premises and equipment	(284)	(37)	(670)	(991)

Net cash received for business combinations/divestitures	–	–	2,469	2,469

Other, net	84	(237)	480	327

Net cash provided by (used in) investing activities	(16,048)	2,891	20,625	7,468

Cash flows from financing activities:

Net change in:
Deposits	(3,464)	(3,312)	(17,382)	(24,158)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	13,591	1,247	2,913	17,751
Other short-term borrowings	2,946	(67)	(7,182)	(4,303)

Issuances of long-term debt	22,701	3,141	17,349	43,191

Repayments and extinguishments of long-term debt	(23,742)	(927)	(7,697)	(32,366)

Purchases of treasury shares	(25,464)	–	–	(25,464)

Sale of treasury shares	23,389	–	–	23,389

Cash dividends paid	(756)	–	–	(756)

Other, net	(30)	(46)	39	(37)

Net cash provided by (used in) financing activities	9,171	36	(11,960)	(2,753)

Net effect of exchange rate changes on cash and due from banks	(288)	–	(686)	(974)

Net (decrease) in cash and due from banks	(2,210)	(70)	(63)	(2,343)
Cash and due from banks, beginning of year	5,387	1,686	1,906	8,979
Cash and due from banks, end of year	3,177	1,616	1,843	6,636

Interest paid	18,057	707	3,848	22,612
Income taxes paid, net	(18)	6	923	911

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Supplemental Financial Information

(Unaudited)

Financial Condition

The following table presents the Group’s average balance sheet and net interest revenues for the periods specified. The average balances for 2005 are calculated based upon month-end balances. For 2004 and 2003 average balances are calculated based upon month-end balances for December of the preceding year and for each month of the year except January. The allocations of the assets and liabilities between German and non-German offices are based on the location of the Group’s entity on the books of which it carries the asset or liability. Categories of loans include nonaccrual loans.

Average balance sheet and	2005			2004			2003
net interest revenues	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		yield/	balance		yield/	balance		yield/
in € m. (except percentages)			rate			rate			rate

Assets:

Interest-earning deposits with banks:
In German offices	4,686	141	3.01%	3,402	89	2.62%	6,606	164	2.48%
In non-German offices	16,920	846	5.00%	18,538	708	3.82%	14,044	738	5.26%

Total interest-earning deposits with banks	21,606	987	4.57%	21,940	797	3.63%	20,650	902	4.37%

Central bank funds sold and securities purchased under resale agreements:
In German offices	20,762	462	2.23%	17,620	372	2.11%	18,185	456	2.51%
In non-German offices	142,760	9,422	6.60%	121,215	4,275	3.53%	130,185	4,401	3.38%

Total central bank funds sold and securities purchased under resale agreements	163,522	9,884	6.04%	138,835	4,647	3.35%	148,370	4,857	3.27%

Securities borrowed:
In German offices	399	7	1.68%	64	2	2.94%	160	3	1.89%
In non-German offices	108,018	4,435	4.11%	91,388	1,666	1.82%	78,112	1,426	1.83%

Total securities borrowed	108,417	4,442	4.10%	91,452	1,668	1.82%	78,272	1,429	1.83%

Trading assets:
In German offices	54,512	2,065	3.79%	49,044	1,900	3.87%	30,346	1,408	4.64%
In non-German offices	291,644	14,983	5.14%	248,091	10,696	4.31%	237,981	9,878	4.15%

Total trading assets	346,156	17,048	4.93%	297,135	12,596	4.24%	268,327	11,286	4.21%

Securities available for sale and other investments:
In German offices	13,402	353	2.63%	14,887	385	2.59%	16,706	547	3.27%
In non-German offices	19,148	513	2.68%	16,633	424	2.55%	16,494	427	2.59%

Total securities available for sale and other investments	32,550	866	2.66%	31,520	809	2.57%	33,200	974	2.93%

Loans:
In German offices	82,256	3,897	4.74%	83,390	3,958	4.75%	90,540	4,338	4.79%
In non-German offices	63,893	3,012	4.71%	61,091	2,938	4.81%	75,168	3,311	4.41%

Total loans	146,149	6,909	4.73%	144,481	6,896	4.77%	165,708	7,649	4.62%

Total other interest-earning assets	48,350	1,572	3.25%	26,194	610	2.33%	21,519	486	2.26%

Total interest-earning assets	866,750	41,708	4.81%	751,557	28,023	3.73%	736,046	27,583	3.75%

Cash and due from banks	7,853			9,013			8,853

Noninterest-earning trading assets:
In German offices	31,181			26,709			25,779
In non-German offices	41,653			38,847			43,685

All other assets	54,100			60,557			64,562

Allowance for loan losses	(2,199)			(2,830)			(3,742)

Total assets	999,338			883,853			875,183

% of assets attributable to non-German offices	78%			76%			77%

Average balance sheet and	2005			2004			2003
net interest revenues	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		yield/	balance		yield/	balance		yield/
in € m. (except percentages)			rate			rate			rate

Liabilities and shareholders’ equity:

Interest-bearing deposits:

In German offices:
Time deposits	34,823	983	2.82%	33,621	1,058	3.14%	36,177	912	2.52%
Savings deposits	23,674	463	1.96%	22,773	436	1.92%	24,203	528	2.18%
Demand deposits	32,917	548	1.67%	29,062	459	1.58%	29,393	478	1.63%

Total in German offices	91,414	1,994	2.18%	85,456	1,953	2.29%	89,773	1,918	2.14%

In non-German offices:
Time deposits	189,605	6,665	3.52%	159,360	3,523	2.21%	142,113	2,969	2.09%
Savings deposits	7,259	138	1.90%	6,571	104	1.59%	6,632	77	1.16%
Demand deposits	72,330	1,465	2.03%	66,796	1,547	2.32%	64,969	1,616	2.49%

Total in non-German offices	269,194	8,268	3.07%	232,727	5,174	2.22%	213,714	4,662	2.18%

Total interest-bearing deposits	360,608	10,262	2.85%	318,183	7,127	2.24%	303,487	6,580	2.17%

Trading liabilities:
In German offices	27,133	1,147	4.23%	22,011	1,099	4.99%	18,593	772	4.15%
In non-German offices	84,646	7,032	8.31%	82,497	5,767	6.99%	69,468	4,895	7.05%

Total trading liabilities	111,779	8,179	7.32%	104,508	6,866	6.57%	88,061	5,667	6.44%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	17,522	394	2.25%	12,639	288	2.28%	14,835	331	2.23%
In non-German offices	156,014	11,391	7.30%	122,077	4,339	3.55%	135,791	4,264	3.14%

Total central bank funds purchased and securities sold under repurchase agreements	173,536	11,785	6.79%	134,716	4,627	3.43%	150,626	4,595	3.05%

Securities loaned:
In German offices	1,073	2	0.20%	1,028	8	0.77%	1,354	1	0.07%
In non-German offices	18,536	927	5.00%	16,624	548	3.29%	14,837	429	2.89%

Total securities loaned	19,609	929	4.74%	17,652	556	3.15%	16,191	430	2.65%

Other short-term borrowings:
In German offices	1,034	25	2.44%	958	24	2.45%	957	16	1.62%
In non-German offices	24,654	998	4.05%	20,184	443	2.20%	20,252	582	2.87%

Total other short-term borrowings	25,688	1,023	3.98%	21,142	467	2.21%	21,209	598	2.82%

Long-term debt[1]:
In German offices	48,098	1,647	3.42%	36,002	1,146	3.18%	31,736	1,338	4.21%
In non-German offices	70,003	1,882	2.69%	62,891	2,052	3.26%	71,817	2,528	3.52%

Total long-term debt	118,101	3,529	2.99%	98,893	3,198	3.23%	103,553	3,866	3.73%

Total interest-bearing liabilities	809,321	35,707	4.41%	695,094	22,841	3.29%	683,127	21,736	3.18%

Noninterest-bearing deposits:
In German offices	20,943			21,382			20,953
In non-German offices	7,538			10,937			6,958

Noninterest-bearing trading liabilities:
In German offices	29,348			24,139			25,072
In non-German offices	46,178			40,613			38,928

All other noninterest-bearing liabilities	57,809			64,494			71,205

Shareholders’ equity	28,201			27,194			28,940

Total liabilities and shareholders’ equity	999,338			883,853			875,183

% of liabilities attributable to non-German offices	74%			75%			75%

Rate spread	0.40%			0.44%			0.57%

Net interest margin (net interest revenues to total interest-earning assets):
In German offices	0.99%			1.43%			1.59%
In non-German offices	0.62%			0.48%			0.57%

Total	0.69%			0.69%			0.79%

[1]	Includes trust preferred securities.

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

	2005 over 2004 due to changes in:			2004 over 2003 due to changes in:
	Net	Volume	Rate	Net	Volume	Rate
in € m.	change			change

Interest revenues:

Interest-earning deposits with banks:
German offices	52	37	15	(75)	(84)	9
Non-German offices	138	(66)	204	(30)	202	(232)

Total interest-earning deposits with banks	190	(29)	219	(105)	118	(223)

Central bank funds sold and securities purchased under resale agreements:
German offices	90	69	21	(84)	(14)	(70)
Non-German offices	5,147	872	4,275	(126)	(311)	185

Total central bank funds sold and securities purchased under resale agreements	5,237	941	4,296	(210)	(325)	115

Securities borrowed:
German offices	5	6	(1)	(1)	(2)	1
Non-German offices	2,769	351	2,418	240	242	(2)

Total securities borrowed	2,774	357	2,417	239	240	(1)

Trading assets:
German offices	165	207	(42)	492	755	(263)
Non-German offices	4,287	2,050	2,237	818	428	390

Total trading assets	4,452	2,257	2,195	1,310	1,183	127

Securities available for sale and other investments:
German offices	(32)	(38)	6	(162)	(56)	(106)
Non-German offices	89	66	23	(3)	4	(7)

Total securities available for sale and other investments	57	28	29	(165)	(52)	(113)

Loans:
German offices	(61)	(54)	(7)	(380)	(340)	(40)
Non-German offices	74	133	(59)	(373)	(658)	285

Total loans	13	79	(66)	(753)	(998)	245

Other	962	374	588	124	303	(179)

Total interest revenues	13,685	4,007	9,678	440	469	(29)

Interest expense:

Interest-bearing deposits:
German offices	41	132	(91)	35	(95)	130
Non-German offices	3,094	901	2,193	512	421	91

Total interest-bearing deposits	3,135	1,033	2,102	547	326	221

Trading liabilities:
German offices	48	232	(184)	327	156	171
Non-German offices	1,265	154	1,111	872	911	(39)

Total trading liabilities	1,313	386	927	1,199	1,067	132

Central bank funds purchased and securities sold under repurchase agreements:
German offices	106	110	(4)	(43)	(50)	7
Non-German offices	7,052	1,471	5,581	75	(455)	530

Total central bank funds purchased and securities sold under repurchase agreements	7,158	1,581	5,577	32	(505)	537

Securities loaned:
German offices	(6)	–	(6)	7	–	7
Non-German offices	379	69	310	119	55	64

Total securities loaned	373	69	304	126	55	71

Other short-term borrowings:
German offices	1	1	–	8	–	8
Non-German offices	555	115	440	(139)	10	(149)

Total other short-term borrowings	556	116	440	(131)	10	(141)

Long-term debt[1]:
German offices	501	409	92	(192)	164	(356)
Non-German offices	(170)	216	(386)	(476)	(300)	(176)

Total long-term debt	331	625	(294)	(668)	(136)	(532)

Total interest expense	12,866	3,810	9,056	1,105	817	288

Net change in net interest revenues	819	197	622	(665)	(348)	(317)

[1]	Includes trust preferred securities.

Loans Outstanding

The following three tables provide more detailed information on the loan portion of the Group’s credit exposures. The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2005	2004	2003	2002	2001

German:
Banks and insurance	1,769	2,047	3,861	1,600	7,444
Manufacturing	6,620	7,364	8,668	9,388	12,612
Households (excluding mortgages)	16,157	14,761	14,161	13,768	13,509
Households – mortgages	27,039	26,175	25,445	25,226	35,283
Public sector	1,462	1,474	1,388	1,750	20,752
Wholesale and retail trade	3,394	3,742	5,133	4,549	6,559
Commercial real estate activities	10,625	11,100	11,629	15,841	28,311
Lease financing	1,001	820	855	416	436
Other	11,508	11,586	12,736	15,898	22,878

Total German	79,575	79,069	83,876	88,436	147,784

Non-German:
Banks and insurance	5,907	5,740	6,660	9,120	12,465
Manufacturing	9,083	5,906	7,487	13,157	19,490
Households (excluding mortgages)	10,245	7,023	6,915	6,937	7,873
Households – mortgages	9,016	9,117	8,416	7,276	6,503
Public sector	1,167	1,804	921	2,834	2,906
Wholesale and retail trade	8,683	6,546	6,691	9,918	9,200
Commercial real estate activities	2,634	3,004	1,977	2,519	7,306
Lease financing	1,810	1,726	3,138	3,905	3,263
Other	25,143	18,830	22,327	27,768	49,297

Total non-German	73,688	59,696	64,532	83,434	118,303

Gross loans	153,263	138,765	148,408	171,870	266,087
(Deferred expenses)/unearned income	(20)	76	181	250	664

Total	153,283	138,689	148,227	171,620	265,423

Loan Maturities and Sensitivity to Changes in Interest Rates

The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2005.

Dec 31, 2005	Within one year	After one but	After five years	Total
in € m.		within five years

German:
Banks and insurance	589	186	994	1,769
Manufacturing	3,998	1,920	702	6,620
Households (excluding mortgages)	3,514	4,722	7,921	16,157
Households – mortgages	1,955	5,540	19,544	27,039
Public sector	962	138	362	1,462
Wholesale and retail trade	2,663	438	293	3,394
Commercial real estate activities	2,370	2,890	5,365	10,625
Other	4,532	3,343	3,633	11,508

Total German	20,583	19,177	38,814	78,574

Non-German:
Banks and insurance	4,797	1,015	95	5,907
Manufacturing	4,059	4,473	551	9,083
Households (excluding mortgages)	5,808	3,288	1,149	10,245
Households – mortgages	277	659	8,080	9,016
Public sector	938	116	113	1,167
Wholesale and retail trade	6,199	2,087	397	8,683
Commercial real estate activities	1,161	859	614	2,634
Other	13,560	8,010	3,573	25,143

Total non-German	36,799	20,507	14,572	71,878

Gross loans	57,382	39,684	53,386	150,452
(Deferred expenses)/unearned income	186	(86)	(120)	(20)

Total	57,196	39,770	53,506	150,472

The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) on December 31, 2005, that had residual maturities of more than one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

Dec 31, 2005	After one but	After five years	Total
in € m.	within five years

Fixed rate loans	27,643	40,076	67,719

Floating or adjustable rate loans	12,127	13,430	25,557

Total	39,770	53,506	93,276

Problem Loans

The following table illustrates total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2005	2004	2003	2002	2001

Nonaccrual loans:
German	2,771	3,146	3,448	4,587	6,538
Non-German	779	1,353	2,594	5,511	4,990

Total nonaccrual loans	3,550	4,499	6,042	10,098	11,528

Loans 90 days or more past due and still accruing:
German	198	236	335	439	658
Non-German	4	11	45	70	189

Total loans 90 days or more past due and still accruing	202	247	380	509	847

Troubled debt restructurings:
German	48	71	20	38	57
Non-German	71	18	181	154	222

Total troubled debt restructurings	119	89	201	192	279

The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2005 if those loans had been current in accordance with their original terms and had been outstanding throughout 2005 or since their origination, if we only held them for part of 2005. It also shows the amount of interest income on those loans that was included in net income for 2005. The reduction of interest revenue we experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2005

German loans:
Gross amount of interest that would have been recorded at original rate	130
Less interest, net of reversals, recognized in interest revenue	47

Reduction of interest revenue	83

Non-German loans:
Gross amount of interest that would have been recorded at original rate	71
Less interest, net of reversals, recognized in interest revenue	36

Reduction of interest revenue	35

Total reduction of interest revenue	117

Allowance for Loan Losses

The following table sets forth a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m. (except percentages)	2005	2004	2003	2002	2001

Allowance at beginning of year	2,345	3,281	4,317	5,585	6,745

Charge-offs:

German:
Banks and insurance	1	3	3	8	7
Manufacturing	61	80	57	196	280
Households (excluding mortgages)	216	185	169	400	214
Households – mortgages	36	39	30	45	27
Public sector	–	–	–	–	–
Wholesale and retail trade	54	78	41	140	192
Commercial real estate activities	112	106	59	127	209
Lease financing	3	–	–	–	1
Other	162	231	217	567	426
German total	645	722	576	1,483	1,356

Non-German:
Excluding lease financing	373	672	1,318	1,244	697
Lease financing only	–	–	–	1	2
Non-German total	373	672	1,318	1,245	699

Total charge-offs	1,018	1,394	1,894	2,728	2,055

Recoveries:

German:
Banks and insurance	1	1	–	–	–
Manufacturing	11	12	7	4	4
Households (excluding mortgages)	41	37	48	24	15
Households – mortgages	–	–	–	2	2
Public sector	–	–	–	–	–
Wholesale and retail trade	10	12	6	3	1
Commercial real estate activities	4	3	2	3	–
Lease financing	–	–	–	–	–
Other	42	37	36	42	11
German total	109	102	99	78	33

Non-German:
Excluding lease financing	61	50	67	34	34
Lease financing only	–	–	1	–	–
Non-German total	61	50	68	34	34

Total recoveries	170	152	167	112	67

Net charge-offs	848	1,242	1,727	2,616	1,988

Provision for loan losses	374	372	1,113	2,091	1,024

Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(66)	(422)	(743)	(196)

Allowance at end of year	1,928	2,345	3,281	4,317	5,585

Percentage of total net charge-offs to average loans for the year	0.58%	0.86%	1.04%	1.15%	0.71%

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
For a discussion of the provision for loan losses for the years 2005 and 2004, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Exposure and Allowance for Loan Losses”.

The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (except percentages)	Dec 31, 2005		Dec 31, 2004		Dec 31, 2003		Dec 31, 2002		Dec 31, 2001

German:
Specific loan loss allowance:
Banks and insurance	–	1%	–	1%	38	3%	37	1%	7	3%
Manufacturing	288	4%	271	5%	338	6%	317	5%	427	5%
Households (excluding mortgages)	46	11%	55	11%	68	10%	121	8%	102	5%
Households – mortgages	14	18%	17	19%	17	17%	5	15%	73	13%
Public sector	–	1%	–	1%	–	1%	–	1%	–	8%
Wholesale and retail trade	137	2%	161	3%	154	3%	130	3%	187	2%
Commercial real estate activities	261	7%	345	8%	350	8%	287	9%	643	11%
Other	229	8%	278	9%	378	9%	479	9%	606	9%
Specific German total	975		1,127		1,343		1,376		2,045
Inherent loss allowance	461		417		472		495		1,098

German total	1,436	52%	1,544	57%	1,815	57%	1,871	51%	3,143	56%

Non-German:
Specific loan loss allowance	255		527		1,128		1,768		1,675
Inherent loss allowance	237		273		338		678		767

Non-German total	492	48%	800	43%	1,466	43%	2,446	49%	2,442	44%

Total allowance for loan losses	1,928	100%	2,345	100%	3,281	100%	4,317	100%	5,585	100%

Total specific allowance	1,230		1,654		2,471		3,144		3,720

Total inherent loss allowance	698		691		810		1,173		1,865

Total allowance for loan losses	1,928		2,345		3,281		4,317		5,585

The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2005, 26% of the Group’s total allowance was attributable to international clients.

in € m.	2005	2004	2003	2002	2001

Allowance at beginning of year	800	1,466	2,446	2,441	2,475

Charge-offs	373	672	1,318	1,245	699
Recoveries	61	50	68	34	34

Net charge-offs	312	622	1,250	1,211	665

Provision for loan losses	(53)	25	590	1,500	710

Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(69)	(320)	(284)	(79)

Allowance at end of year	492	800	1,466	2,446	2,441

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75% of the Group’s total assets at December 31, 2005, 2004 and 2003. At December 31, 2005, there were no outstandings that exceeded 0.75% of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2005	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	11,633	11,235	137,498	13,828	129,747	303,941	30.63%

Italy	5,703	15,530	21,353	1,027	3,374	46,987	4.74%

France	2,836	8,611	21,105	4,469	–	37,021	3.73%

Japan	1,888	10,467	10,776	85	1,726	24,942	2.51%

Netherlands	3,479	4,261	11,652	4,307	–	23,699	2.39%

Spain	2,571	4,251	9,520	1,108	2,130	19,580	1.97%

Great Britain	2,936	3,185	8,608	1,701	–	16,430	1.66%

Luxembourg	4,938	2,514	6,382	2,333	–	16,167	1.63%

Cayman Islands	253	207	9,755	481	–	10,696	1.08%

Ireland	1,194	1,158	4,690	1,180	2	8,224	0.83%

Belgium	1,923	1,398	4,243	424	–	7,988	0.81%

Switzerland	776	402	5,234	1,434	–	7,846	0.79%

Canada	240	2,050	4,392	945	–	7,627	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2004	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	7,445	6,697	122,679	8,052	59,213	204,086	24.30%

France	2,195	8,249	19,779	3,701	42	33,966	4.04%

Italy	4,103	11,780	12,989	688	1,324	30,884	3.68%

Japan	1,452	7,673	8,034	126	12,486	29,771	3.54%

Netherlands	3,067	2,833	8,836	4,228	–	18,964	2.26%

Great Britain	2,148	2,313	6,100	1,277	–	11,838	1.41%

Spain	3,168	3,341	4,806	257	–	11,572	1.38%

Cayman Islands	339	70	10,269	354	–	11,032	1.31%

Luxembourg	3,336	326	4,783	782	–	9,227	1.10%

Switzerland	1,453	279	4,223	1,212	–	7,167	0.85%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2003	Banks and	Governments	Other[1]	Commit-	Net local	Total	Percent
	other	and official		ments	country
	financial	institutions			claim
in € m.	institutions

United States	9,467	5,532	92,654	3,117	13,140	123,910	15.42%

Japan	1,374	11,928	28,401	186	21,176	63,065	7.85%

Italy	2,835	9,369	13,171	1,351	–	26,726	3.33%

Netherlands	2,620	4,136	10,454	5,688	1	22,899	2.85%

France	2,521	4,557	13,197	1,875	90	22,240	2.77%

Great Britain	3,508	2,195	5,480	6,329	874	18,386	2.29%

Spain	1,823	2,059	7,124	151	3,099	14,256	1.77%

Switzerland	958	1,247	5,323	2,749	–	10,277	1.28%

Cayman Islands	197	70	8,126	783	–	9,176	1.14%

Canada	466	1,052	4,490	736	65	6,809	0.85%

Luxembourg	1,004	133	5,226	199	–	6,562	0.82%

[1]	Other includes commercial and industrial, insurance and other loans.

Deposits

The following table provides an analysis of the maturities of deposits in the amount of U.S. $100,000 or more in domestic offices as of December 31, 2005.

Dec 31, 2005	Within three	After three	After six months	After one year	Total
	months	months but	but within
in € m.		within six months	one year

Offices in Germany:
Certificates of deposits	–	–	169	97	266
Other time deposits	27,333	859	530	4,724	33,446

Total	27,333	859	699	4,821	33,712

The amount of time certificates of deposits and other time deposits in the amount of U.S. $100,000 or more issued by foreign offices was € 172.5 billion at December 31, 2005.

Total deposits by foreign depositors in German offices amounted to € 27.2 billion, € 21.8 billion and € 17.5 billion at December 31, 2005, 2004 and 2003, respectively.

Short-term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. The following table sets forth certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances for 2005 based upon month-end balances and for 2004 and 2003 based upon month-end balances for December of the preceding year and for each month of the year except January.

in € m. (except percentages)	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003

Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	143,524	105,292	102,433
Average balance	173,536	134,716	150,626
Maximum balance at any month-end	215,219	165,305	191,744
Weighted-average interest rate during the year	6.79%	3.43%	3.05%
Weighted-average interest rate on year-end balance	3.17%	2.86%	2.37%

Securities loaned:
Year-end balance	24,581	12,881	14,817
Average balance	19,609	17,652	16,191
Maximum balance at any month-end	25,684	23,131	31,347
Weighted-average interest rate during the year	4.74%	3.15%	2.65%
Weighted-average interest rate on year-end balance	4.31%	3.17%	1.28%

Commercial Paper:
Year-end balance	13,398	9,980	13,150
Average balance	12,984	9,503	10,901
Maximum balance at any month-end	15,558	16,838	18,207
Weighted-average interest rate during the year	3.34%	2.09%	2.35%
Weighted-average interest rate on year-end balance	3.47%	1.92%	2.80%

Other:
Year-end balance	7,151	10,138	9,140
Average balance	12,704	11,639	10,308
Maximum balance at any month-end	15,489	18,606	13,752
Weighted-average interest rate during the year	4.64%	2.31%	3.31%
Weighted-average interest rate on year-end balance	3.41%	3.06%	1.58%

Reconciliation of income before income taxes to underlying pre-tax profit

in € m.	2005	2004

Reported income before income taxes	6,112	4,029

Add (deduct):
Net (gains) on securities available for sale/industrial holdings including hedging	(801)	(176)
Significant equity pick-ups/net (gains)/losses from Investments	(156)	(148)
Net (gains)/losses from businesses sold/held for sale	(90)	(76)
Net (gains)/losses on the sale of premises	(57)	(20)
Restructuring activities	767	400
Goodwill impairment/impairment of intangibles	–	19
Provision for real estate fund investor compensation	203	–

Underlying pre tax profit	5,978	4,028

Reconciliation of income before income taxes to pre-tax income according to target definition

in € m.	2005

Reported income before income taxes	6,112

Add (deduct):
Restructuring activities (Business Realignment Program-related)	767
Substantial gains from industrial holdings	(666)

Income before income taxes (target definition)	6,212

Reconciliation of average total shareholders equity to average active equity

in € m.	2005	2004

Average total shareholders’ equity	28,201	27,194

Add (deduct):
Average unrealized net gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and 2000 tax rate	(2,023)	(1,601)
Average dividends	(1,048)	(815)

Average active equity	25,130	24,778

Related ratios

	2005	2004

Pre-tax return on average shareholders’ equity	21.7%	14.8%

Underlying pre-tax return on average active equity	23.8%	16.3%

Pre-tax return on average active equity (target definition)	24.7%	–