Form 20-F
period 2006-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2007-03-27
CIK 1159508

As filed with the Securities and Exchange Commission on March 27, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report..........................
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
Ordinary Shares, no par value
$600,000,000 6.375 % Trust Preferred Securities of Deutsche Bank
Capital Funding Trust VIII
$600,000,000 6.375 % Company Preferred Securities of Deutsche Bank
Capital Funding LLC VIII*
$600,000,000 of Subordinated Guarantees of Deutsche Bank
Aktiengesellschaft in connection with Capital Securities*	New York Stock Exchange New York Stock Exchange New York Stock Exchange New York Stock Exchange
* For listing purposes only, not for trading.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value	498,650,274
(as of December 31, 2006)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒                      No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐                      No ☒
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒                     No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☒                     Accelerated filer ☐                      Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐                      Item 18 ☒
     If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).
Yes ☐                      No ☒

i

20-F // TABLE OF CONTENTS

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
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
—	our implementation of our strategic initiatives and management agenda;

—	the development of aspects of our results of operations;

—	our targets for pre-tax profit (target definition), pre-tax return on average active equity (target definition) across the business cycle and diluted earnings per share growth;

—
our expectations of the impact of risks that affect our business, including the risks of loss on our credit exposures and risks relating to changes in interest and currency exchange rates and in asset prices; and

—	other statements relating to our future business development and economic performance.
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
We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
—	changes in general economic and business conditions;

—	changes and volatility in currency exchange rates, interest rates and asset prices;

—	changes in governmental policy and regulation, and political and social conditions;

—	changes in our competitive environment;

—	the success of our acquisitions, divestitures, mergers and strategic alliances;

—	our success in implementing our management agenda and realizing the benefits anticipated therefrom; and

—	other factors, including those we refer to in “Item 3: Key Information — Risk Factors” and elsewhere in this document and others to which we do not refer.

20-F // TABLE OF CONTENTS
USE OF NON-GAAP FINANCIAL MEASURES
This document contains non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with U.S. GAAP in our financial statements. Examples of our non-U.S. GAAP financial measures, and the most directly comparable U.S. GAAP measures, are as follows:

Non-GAAP Financial Measure	Comparable U.S. GAAP Measure

Net Income Before Reversal of 1999/2000 Credits for Tax Rate Changes and Cumulative Effect of Accounting Changes, Net of Tax	Net Income

Average Active Equity	Average Total Shareholders’ Equity

Return on Average Active Equity (Post-Tax)	Return on Average Total Shareholders’ Equity (Post-Tax)

Pre-Tax Profit (Target Definition)	Income Before Income Taxes

Pre-Tax Return on Average Active Equity (Target Definition)	Pre-tax Return on Average Total Shareholders’ Equity

For descriptions of these non-U.S. GAAP financial measures and the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, please refer (i) in the case of the adjusted net income measure, to “Item 3: Key Information—Certain Key Ratios and Figures” and “Item 5: Operating and Financial Review and Prospects—Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax”, (ii) in the case of average active equity and return on average active equity (post-tax), to “Item 3: Key Information—Certain Key Ratios and Figures”, and (iii) in the case of pre-tax profit (target definition) and pre-tax return on average active equity (target definition) (pre-tax profit (target definition) divided by average active equity), to the following paragraphs and page S-12, which is incorporated by reference herein.
Our target definition of pre-tax profit excludes from income before income taxes significant charges and gains that are attributable to factors that are not reflective of the performance of our business in a given period. Such charges and gains may include substantial restructuring or other charges and substantial gains on the sale of our industrial holdings or businesses.
In “Item 4: Information on the Company—Business Overview”, we present our targets for pre-tax profit (target definition) for us and our business segments that we aim to achieve by 2008, as well as our target pre-tax return on average active equity (target definition) across the business cycle. Our Group and business segment pre-tax profit targets are summarized on page S-12; the Group target is less than the sum of the business segment targets because it includes € (0.5) billion in Consolidation & Adjustments. When used with respect to future periods, these targets are forward-looking statements as well as non-GAAP financial measures. We cannot predict or quantify the income before income taxes or pre-tax return on average total shareholders’ equity that would correspond to the targets for pre-tax profit (target definition) or pre-tax return on average active equity (target definition) for future periods. This is because the magnitude of neither income before income taxes nor average total shareholders’ equity, nor the magnitude of the adjustments to be used to calculate pre-tax profit (target definition) and average active equity from such amounts, can be predicted. The adjustments used to obtain pre-tax profit (target definition) from income before income taxes, if any, will relate to specific, currently unknown, events and can be positive or negative, so that it is not possible to predict whether, for a future period, pre-tax profit (target definition) will be greater than or less than income before income taxes. The adjustments used to obtain average active equity from average total shareholders’ equity also vary. The adjustments for average unrealized gains on securities available for sale, net of applicable tax effects, may be positive or negative, depending on market movements and the composition of our portfolio of securities available for sale. The adjustments for dividends will generally be negative.
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
In reading our income statement data, you should note that the financial accounting treatment under U.S. GAAP for changes in German income tax rates resulted in a negative impact on our results of operations in the years 2002 through 2005. These tax rate changes, which were enacted in 2000 and 1999, were:
—	significant reductions, effective in 1999 and 2001, in the corporate income tax rate; and

—	the reduction to zero, effective in 2002, of the tax rate applicable to capital gains on the sale of certain equity securities.

20-F // ITEM 3: KEY INFORMATION
These reductions in tax rates resulted in significant decreases in our deferred taxes payable, with a corresponding reduction in our income tax expense for 2000. In the years 2002 through 2005, when we sold securities that had accumulated deferred tax provisions within other comprehensive income, we reversed such deferred tax provisions, which resulted in a significant increase in reported income tax expense, even though there was no related actual income tax liability.
We more fully explain the financial accounting treatment of these tax rate changes in “Item 5: Operating and Financial Review and Prospects — Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”
Due to sales of equity securities for which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse € 1.0 million as income tax benefit in 2006, whereas € 544 million, € 120 million, € 215 million and € 2.8 billion of those provisions were reversed as income tax expense in 2005, 2004, 2003 and 2002, respectively. During these years, our net income was € 6.0 billion, € 3.5 billion, € 2.5 billion, € 1.4 billion and € 397 million, respectively. Without the additional income tax expense (benefit) we describe above, and also without the cumulative effect of accounting changes we describe below, our net income would have been € 5.9 billion, € 4.1 billion, € 2.6 billion, € 1.4 billion and € 3.2 billion in 2006, 2005, 2004, 2003 and 2002, respectively. We recommend that you consider our net income excluding the impact of the changes in income tax rates and the reversing effect and the cumulative effect of accounting changes when you compare the years 2002 through 2006 to one another and to earlier and future periods.
In 2006, our net income included a € 46 million gain, net of tax, as a cumulative effect of a change in accounting principles, related to our adoption of two new accounting principles. We adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) in 2006, recognizing a gain of € 42 million, net of tax. This new accounting standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements based on the fair value of the equity or liability instruments issued, with consideration of the expected forfeitures of unvested share-based payment awards. Also in 2006, we adopted EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”) and recorded a related gain of € 4 million, net of tax.
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
We more fully explain the cumulative effect of changes in accounting principles on our financial results in Note [2] to our consolidated financial statements.

INCOME STATEMENT DATA

in € m. and U.S.$ m.
(except per share data)	2006[1]	2006		2005		2004		2003		2002
Net interest revenues	$ 9,131	6,919		6,001		5,182		5,847		7,186

Provision for loan losses	$ 436	330		374		372		1,113		2,091

Net interest revenues after provision for loan losses	$ 8,696	6,589		5,627		4,810		4,734		5,095

Commissions and fee revenues	$ 15,235	11,544		10,089		9,506		9,332		10,834

Trading revenues, net	$ 10,884	8,247		7,429		6,186		5,611		4,024

Other noninterest revenues	$ 2,148	1,628		2,121		1,044		478		4,503

Total net revenues	$ 36,962	28,008		25,266		21,546		20,155		24,456

Compensation and benefits	$ 16,693	12,649		10,993		10,222		10,495		11,358

Goodwill impairment/impairment of intangibles	$ 41	31		–		19		114		62

Restructuring activities	$ 253	192		767		400		(29)		583

Other noninterest expenses	$ 9,252	7,011		7,394		6,876		6,819		8,904

Total noninterest expenses	$ 26,240	19,883		19,154		17,517		17,399		20,907

Income before income tax expense and cumulative effect of accounting changes	$ 10,723	8,125		6,112		4,029		2,756		3,549

Income tax expense	$ 2,885	2,186		2,039		1,437		1,327		372

Effect from the reversal of 1999/2000 credits for tax rate changes	$ (1)	(1)[2]		544	[2]	120	[2]	215	[2]	2,817	[2]

Income before cumulative effect of accounting changes, net of tax	$ 7,839	5,940		3,529		2,472		1,214		360

Cumulative effect of accounting changes, net of tax	$ 61	46		–		–		151		37

Net income	$ 7,900	5,986	[2]	3,529	[2]	2,472	[2]	1,365	[2]	397	[2]

Basic earnings per share[3]

Income before cumulative effect of accounting changes, net of tax	$ 17.42	13.20	[2]	7.62	[2]	5.02	[2]	2.17	[2]	0.58	[2]

Cumulative effect of accounting changes, net of tax	$ 0.13	0.10		–		–		0.27		0.06

Net income	$ 17.57	13.31	[2]	7.62	[2]	5.02	[2]	2.44	[2]	0.64	[2]

Diluted earnings per share[4]

Income before cumulative effect of accounting changes, net of tax	$ 15.12	11.46		6.95		4.53		2.06		0.57

Cumulative effect of accounting changes, net of tax	$ 0.12	0.09		–		–		0.25		0.06

Net income	$ 15.24	11.55	[2]	6.95	[2]	4.53	[2]	2.31	[2]	0.63	[2]

Dividends paid per share[5]	$ 3.30	2.50		1.70		1.50		1.30		1.30

1
Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3197 per €, the noon buying rate on December 29, 2006 (the last business day of 2006).

2
These figures reflect the income tax expense (benefit) from changes in 1999 and 2000 effective tax rates pursuant to German tax law and the reversing effect. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects — Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

3	We calculate basic earnings per share for each period by dividing our net income by the weighted average number of common shares outstanding.

4	We calculate diluted earnings per share for each period by dividing our net income by the weighted average number of common shares and potential dilutive common shares outstanding.

5	Dividends we declared and paid in the year.

20-F // ITEM 3: KEY INFORMATION
BALANCE SHEET DATA

in € m. and U.S.$ m.	2006[1]	2006	2005	2004	2003	2002
Total assets	$ 1,486,286	1,126,230	992,161	840,068	803,614	758,355

Loans, net	$ 221,886	168,134	151,355	136,344	144,946	167,303

Deposits	$ 539,470	408,782	380,787	320,796	299,335	323,541

Long-term debt	$ 174,854	132,495	113,554	106,870	97,480	104,055

Common shares	$ 1,772	1,343	1,420	1,392	1,490	1,592

Total shareholders’ equity	$ 43,297	32,808	29,936	25,904	28,202	29,991

Tier I risk-based capital (BIS*)	$ 32,330	24,498	21,898	18,727	21,618	22,742

Total risk-based capital (BIS*)	$ 46,616	35,323	33,886	28,612	29,871	29,862

*	Bank for International Settlements.

1
Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3197 per €, the noon buying rate on December 29, 2006 (the last business day of 2006).

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

	2006		2005		2004
Return on average total shareholders’ equity (post-tax)[1]	19.46%	[2]	12.51%	[2]	9.09%	[2]

Return on average active equity (post-tax)[3]	22.36%	[2]	14.04%	[2]	9.98%	[2]

Return on average total assets (post-tax)[4]	0.53%	[2]	0.35%	[2]	0.28%	[2]

Equity to assets ratio[5]	2.75%	[2]	2.82%	[2]	3.08%	[2]

Cost/income ratio[6]	70.2%		74.7%		79.9%

Employees[7]:
In Germany	26,401		26,336		27,093
Outside Germany	42,448		37,091		38,324

Branches:
In Germany	934		836		831
Outside Germany	783		752		728

Market price:
High	€103.29		€85.00		€77.77
Low	€80.74		€60.90		€52.37
End of year	€101.34		€81.90		€65.32

Price/earnings ratio[8] (at year-end)	8.77	[2]	11.78	[2]	14.42	[2]

1	Net income as a percentage of average month-end shareholders’ equity.

2
These figures reflect an income tax benefit of € 1 million in 2006, income tax expense of € 544 million in 2005, and income tax expense of € 120 million in 2004 resulting from the reversal of 1999/2000 credits for tax rate changes pursuant to German tax law. We describe these changes and their effects in “Item 5: Operating and Financial Review and Prospects — Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.”

3
Net income as a percentage of adjusted average month-end shareholders’ equity. We calculate this adjusted measure of our return on average total shareholders’ equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our “post-tax return on average active equity.” This is not a measure of performance provided for in U.S. GAAP, however, and you should not compare our ratio to other companies’ ratios without considering the differences in calculation of these ratios. The items for which we adjust our ratio result primarily from our portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings over time. For further information on our industrial holdings, see “Item 4: Information on the Company — Our Group Divisions — Corporate Investments Group Division.” We realize gains or losses on these securities only when we sell them. These securities are also responsible for most of the accounting effects of the income tax rate changes we describe above. Accordingly, the adjustments we make to our average total shareholders’ equity to derive our average active equity are to exclude average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders’ equity for the effect of expected dividend payments to our shareholders. The following table shows the adjustments we make to our average total shareholders’ equity to calculate our average active equity:

in € m.	2006	2005	2004
Average total shareholders’ equity	30,765	28,201	27,194

Average unrealized net gains on securities available for sale, net of applicable tax and other	(2,382)	(2,023)	(1,601)

Average dividends	(1,615)	(1,048)	(815)

Average active equity	26,768	25,130	24,778

4	Net income as a percentage of average total assets.

5	Average shareholders’ equity as a percentage of average total assets for each year.

6	Total noninterest expenses as a percentage of net interest revenues before provision for loan losses, plus noninterest revenues.

7	Number of full-time equivalent employees as of the end of each period.

8	Market price per share at year-end divided by diluted earnings per share.

Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in “Item 5: Operating and Financial Review and Prospects - Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes”, and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

in € m.		Per share	Per share		Per share	Per share		Per share	Per share
(except per share amounts)	2006	(basic)	(diluted)	2005	(basic)	(diluted)	2004	(basic)	(diluted)
Net income	5,986	13.31	11.55	3,529	7.62	6.95	2,472	5.02	4.53

Add (deduct):

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–	544	1.18	1.07	120	0.24	0.23
Cumulative effect of accounting changes, net of tax	(46)	(0.10)	(0.09)	–	–	–	–	–	–

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	5,939	13.20	11.46	4,073	8.80	8.02	2,592	5.26	4.76

20-F // ITEM 3: KEY INFORMATION
DIVIDENDS
The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2006, 2005, 2004, 2003 and 2002. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the nonconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between the euro and that currency at the time the euros are converted into that currency.
The table does not reflect German withholding tax that will apply to payments made to non-German residents. Dividends that we paid in 2002 and thereafter have been subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20 % withholding tax and a 1.1 % surcharge).
Residents of countries that have entered into an income tax convention with Germany may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld. For dividends paid in 2002 and thereafter, U.S. residents have been entitled to receive a refund equal to 6.1 % of those dividends. Such U.S. residents have not been treated as though they received an additional dividend in the amount of such refund.
For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.
See “Item 10: Additional Information — Taxation” for more information on the tax treatment of our dividends.

	Dividends	Dividends	Payout ratio[2,3]
	per share[1]	per share	Basic EPS	Diluted EPS
2006 (proposed)	$ 5.28	€ 4.00	30%	35%

2005	$ 2.96	€ 2.50	33%	36%

2004	$ 2.30	€ 1.70	34%	38%

2003	$ 1.89	€ 1.50	61%	65%

2002	$ 1.36	€ 1.30	203%	206%

1
For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under -“Exchange Rate and Currency Information” on the last business day of that year.

2	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic and diluted earnings per share for that year.

3
In reading our payout ratios for each year, you should note the effects we describe above on our net income of the financial accounting treatment under U.S. GAAP for income tax rate changes and also of the cumulative effects of accounting changes. We describe the tax rate changes and their effects in “Item 5: Operating and Financial Review and Prospects — Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes.” We describe the accounting changes and their cumulative effects in Note [2] to our consolidated financial statements.

EXCHANGE RATE AND CURRENCY INFORMATION
Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$1.3197 per euro, the noon buying rate for euros on December 29, 2006 (the last business day of 2006). The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 29, 2006 or any other date.
The noon buying rate for euros on December 29, 2006 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of our shares quoted on the German stock exchanges and, as a result, are likely to affect the market price of our shares on the New York Stock Exchange. These fluctuations will also affect the U.S. dollar value of cash dividends we may pay on our shares in euros. Past fluctuations in foreign exchange rates may not be predictive of future fluctuations.
The following table shows the period-end, average, high and low noon buying rates for the euro. In each case, the period-end rate is the noon buying rate announced on the last business day of the period.

in U.S.$ per €	Period-end	Average[1]	High	Low
2007:
March (through March 20)	1.3291	–	1.3307	1.3094
February	1.3230	–	1.3246	1.2933
January	1.2998	–	1.3286	1.2904

2006:
December	1.3197	–	1.3327	1.3073
November	1.3261	–	1.3261	1.2705
October	1.2773	–	1.2773	1.2502
September	1.2687	–	1.2833	1.2648

2006	1.3197	1.2661	1.3327	1.1842

2005	1.1842	1.2400	1.3476	1.1667

2004	1.3538	1.2478	1.3625	1.1802

2003	1.2597	1.1411	1.2597	1.0361

2002	1.0485	0.9499	1.0485	0.8594

1
We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 20, 2007, the noon buying rate was U.S.$1.3291 per euro.

20-F // ITEM 3: KEY INFORMATION
LONG-TERM CREDIT RATINGS
We believe that maintaining our credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Moody’s Investors Service, New York[1]	Aa3	Aa3	Aa3

Standard & Poor’s, New York[2]	AA–	AA–	AA–

Fitch Ratings, New York[3]	AA–	AA–	AA–

1
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

2
Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

3
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
CAPITALIZATION AND INDEBTEDNESS
The following table sets forth our consolidated capitalization in accordance with U.S. GAAP as of December 31, 2006:

in € m.
Debt [1]
Long-term debt[2]	132,495

Total debt	132,495

Shareholders’ equity:

Common shares (no par value)	1,343

Additional paid-in-capital	14,424

Retained earnings	25,069

Common shares in treasury, at cost	(2,378)

Equity classified as obligation to purchase common shares	(3,457)

Accumulated other comprehensive income (loss):

Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)

Unrealized net gains on securities available for sale, net of applicable tax and other	2,779

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(44)

Adjustment to apply initially SFAS 158, net of tax	(549)

Foreign currency translation, net of tax	(2,214)

Total shareholders’ equity	32,808

Total capitalization	165,303

1	No third party has guaranteed any of our debt.

2	€ 9,711 million (7%) of our long-term debt was secured as of December 31, 2006.

REASONS FOR THE OFFER AND USE OF PROCEEDS
Not required because this document is filed as an annual report.
RISK FACTORS
An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities.
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
WE MAY INCUR SIGNIFICANT LOSSES FROM OUR TRADING AND INVESTMENT ACTIVITIES DUE TO MARKET FLUCTUATIONS.
We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company — Our Group Divisions — Corporate and Investment Bank Group Division.” We also have made significant investments in individual companies, primarily through our Corporate Investments and Corporate Investment Bank Group Divisions, which we describe in “Item 4: Information on the Company — Our Group Divisions”. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.
In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on market prices. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile — characterized by rapid changes in price direction — the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.
In addition, we sometimes commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility.
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

20-F // ITEM 3: KEY INFORMATION
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
Even in the absence of a market downturn, below-market performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.
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
In particular, many of the businesses we have engaged in through our Corporate Banking & Securities Corporate Division entail credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from:
—	holding securities of third parties;

—	entering into swap or other derivative contracts under which counterparties have obligations to make payments to us;

—
executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

—	extending credit through other arrangements.

Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons. We describe our credit risk and the methods we use to monitor it in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Risk and Capital Management — Credit Risk.”
IF WE ARE UNABLE TO IMPLEMENT OUR MANAGEMENT AGENDA, WE MAY BE UNABLE TO SUSTAIN OUR RETURN ON EQUITY OR ACHIEVE OUR PRE-TAX PROFIT TARGETS OR GROWTH IN OUR EARNINGS PER SHARE, AND OUR SHARE PRICE MAY BE MATERIALLY AND ADVERSELY AFFECTED.
In 2002, we initiated a multi-year and multi-phased management agenda designed to help us reduce costs, lower our risk profile, increase efficiency and raise our profitability. The first phase of the agenda focused on management’s priorities to transform the Bank and the second phase focused on a strategy of achieving sustainable profitable growth. In 2005, we successfully reached our published financial target of 25 % pre-tax return on average active equity (our target definition of pre-tax return, which is described on page (iv), excludes certain significant charges and gains from our income before income taxes). Our ratios of income before income taxes to average active equity and to average total shareholders’ equity were 24 % and 22%, respectively.
In 2006, we launched “Phase 3” of our management agenda. Our overall objective is to leverage our global platform for accelerated growth. We have defined four specific goals. First, to maintain our risk, capital and regulatory discipline; second, to continue to invest in organic growth and bolt-on acquisitions; third, to further grow our businesses which we believe are viewed by the market as having more stable earnings streams, namely Private Clients and Asset Management and Global Transaction Banking; and fourth, to build on our competitive strength in Corporate and Investment Banking. Furthermore, we aim to exploit synergies, for both revenue generation and cost-efficiency, by fostering teamwork and collaboration between our mutually supporting businesses. We continue to aim for a sustainable pre-tax return on average active equity, using our target definition as defined above, of 25 % across the business cycle, together with double-digit growth in diluted earnings per share. Phase 3 of our strategy also aims to deliver pre-tax profit (target definition) of € 8.4 billion from our Group by 2008. We describe Phase 3 in greater detail in “Item 4: Information on the Company-Business Overview-Our Business Strategy”, including the pre-tax profit targets we have set for our business segments by 2008 (which are also described on pages (iv) and S-12).
We may be unable to sustain our return on equity or achieve our earnings per share growth objective or our pre-tax profit targets, and our share price may be materially and adversely affected, should we fail to implement our management agenda or growth initiatives or should such initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees.
We describe our management agenda and its anticipated benefits, as well as factors that could affect the success of this agenda, in ''Item 4: Information on the Company — Business Overview - Our Business Strategy’’ and ''Item 5: Operating and Financial Review and Prospects — Operating Results — Executive Summary.’’’
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
Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly com-

20-F // ITEM 3: KEY INFORMATION
plex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.
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
THE FAIR VALUES WE DETERMINE FOR CERTAIN OF OUR FINANCIAL ASSETS MIGHT DIFFER FROM THEIR ACTUAL NET REALIZABLE VALUES.
As described in “Item 5: Operating and Financial Review and Prospects — Significant Accounting Policies and Critical Accounting Estimates — Fair Value Estimates”, certain of our financial assets and liabilities are carried at fair value. Our fair value estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain illiquid securities and over-the-counter derivatives, some of which are long-dated or are complex structures, and our Corporate Investments Group Division, which holds investments that are not actively traded.
Where available, fair value is based on quoted market prices or observable market parameters, or derived from such prices or parameters, and minimal or no management judgment or estimation is required. Where quoted market prices or observable market parameters are not available, valuation techniques appropriate for the particular instrument or market are applied to estimate fair value. These valuation techniques involve some level of management judgment and estimation, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques.
Notwithstanding our established internal control procedures, our estimate of the fair value for an asset or liability for which significant management judgment and estimation is required might differ from actual net realizable values. In the event our estimate of the fair value of an asset exceeded its actual net realizable value, or our estimate of the fair value of a liability was exceeded by its actual net realizable value, we may incur losses.
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
We have made significant investments in individual companies, primarily through our Corporate Investments and Corporate Investment Bank Group Divisions. Where we have done so, the effect of losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, including the value thereof reflected in our financial statements, or require us to take charges to our earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures.
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

20-F // ITEM 3: KEY INFORMATION
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
The financial services industry has historically been and continues to be among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. Regulation and supervision includes requirements regarding our structure, capitalization and function, as well as requirements relating to the conduct of our business. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. As a result, we may be subject to an increasing incidence or amount of liability or regulatory sanctions and may be required to make greater expenditures and devote additional resources to address potential liability.
Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.
We may settle litigation or regulatory proceedings prior to a final judgment or determination pursuant to which our liability is established and quantified. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for losses incurred by them even in situations where we do not believe that we are legally compelled to do so. See “Item 8: Financial Information — Legal Proceedings” and Note [34] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.
The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside therefore. See “Item 5: Operational and Financial Review and Prospects — Significant Accounting Policies and Critical Accounting Estimates — Legal, Regulatory and Tax Contingencies”.

TRANSACTIONS WITH COUNTERPARTIES IN COUNTRIES DESIGNATED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM MAY LEAD SOME POTENTIAL CUSTOMERS AND INVESTORS IN THE U.S. AND OTHER COUNTRIES TO AVOID DOING BUSINESS WITH US OR INVESTING IN OUR SECURITIES.
We engage in a limited amount of business with counterparties in Iran, including counterparties owned or controlled by the government of Iran, and have a representative office in Tehran, Iran. We formerly engaged in a limited amount of business with counterparties in Sudan, but discontinued such activities in 2006. The U.S. State Department has designated such countries as state sponsors of terrorism, and U.S. law generally prohibits U.S. persons from doing business with such countries. We also engage in a limited amount of business with counterparties in Libya, which was designated a state sponsor of terrorism by the U.S. State Department until June 30, 2006, when such designation was rescinded. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes.
Our business with counterparties of such countries consists mostly of arranging large trade finance facilities to finance the export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. Other business activities include correspondent banking services to banks located in such countries and private banking loans to nationals of such countries. We do not believe our business activities with counterparties of such countries are material to our overall business, with our outstandings to borrowers of such countries representing less than 0.1 % of our total assets as of December 31, 2006 and our revenues from all such activities representing less than 0.1 % of our total revenues for the year ended December 31, 2006.
We are aware, through press reports and other means, of initiatives by governmental entities in the U.S. and by U.S. institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with such countries. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with these countries. Such a result could have significant adverse effects on our business or the price of our securities.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
We have made the following significant capital expenditures or divestitures since January 1, 2006:
—
The sale of our entire stake of 37.72 % in EUROHYPO AG to Commerzbank AG was signed on November 16, 2005 for a total consideration of € 2.6 billion. The sale of the first tranche with a total value of € 0.7 billion closed on December 15, 2005 and the sale of the remaining tranche closed on March 31, 2006.

—	The acquisition of the remaining 60 % of United Financial Group, Russia closed on February 28, 2006.

—	The acquisition of a 30.99 % stake in Paternoster Limited was closed in April 2006.

—	The sale of 21.16 % stake in Atradius N.V. to Credito y Caución and Seguros Catalana Occidente of Spain for € 208 million closed on May 11, 2006.

—
The consortium comprising Deutsche Bank AG and Sal. Oppenheim acquired 14 % of Hua Xia Bank for a total of € 272 million in May 2006. Deutsche Bank holds 9.9 % of Hua Xia Bank and Sal. Oppenheim holds a 4.1 % stake.

—
The acquisition of Berliner Bank for € 680.5 million was signed on June 21, 2006 and closed on January 1, 2007. The final purchase price depends on a price adjustment mechanism and will be determined during the course of 2007. In addition, we agreed with the seller (LandesBank Berlin) on cooperation in a wide range of areas, particularly in back-office functions.

—
The acquisition of MortgageIT Holdings, Inc. was signed on July 12, 2006 and closed on January 3, 2007. This acquisition was executed by means of a public tender offer to shareholders of MortgageIT Holdings, Inc., in which we acquired the outstanding share capital of MortgageIT Holdings, Inc. for U.S.$14.75 in cash per share, or $430 million in aggregate.

—	The acquisition of a 1 % stake in Deutsche Börse AG closed on July 27, 2006.

—	Following a capital increase, the reduction of our holding in Linde AG from 10 % to 7.8 % took place via sell-down in the public markets in September 2006.

—
The acquisition of norisbank’s (part of DZ Bank Group) branch network business as well as the “norisbank” brand name for a preliminary consideration of € 420 million was signed on August 4, 2006. The transaction closed on November 2, 2006. The final purchase price depends on a price adjustment mechanism and will be determined in the course of 2008.

—	The acquisition of Tilney Group Limited was signed on October 20, 2006 and closed on December 14, 2006.

—
The acquisition of a 10 % stake in Dedalus GmbH & Co. KGaA economically representing a 0.75 % participation in European Aeronautic Defence and Space Company EADS N.V. was signed in February 2007 and closed in March 2007.

Since January 1, 2006, there have been no public takeover offers by third parties with respect to our shares.
BUSINESS OVERVIEW
OUR ORGANIZATION
Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,126 billion as of December 31, 2006. As of that date, we employed 68,849 people on a full-time equivalent basis, operating in 73 countries out of 1,717 facilities worldwide, of which 54 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2006, our group divisions were:
—	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
—	Corporate Banking & Securities (CB&S)

—	Global Transaction Banking (GTB)
—	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
—	Asset and Wealth Management (AWM)

—	Private & Business Clients (PBC)
—	Corporate Investments (CI)
Our organization also includes an infrastructure group into which we centralized our business support areas (which were formerly part of our group divisions) and our Corporate Center. Additionally, we created a regional management function that covers regional responsibilities worldwide.
We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:
—	subsidiaries and branches in many countries;

—	representative offices in many other countries; and

—	one or more representatives assigned to serve customers in almost every other country.

20-F // ITEM 4: INFORMATION ON THE COMPANY
The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2006	2005[1]	2004[1]
Germany:
CIB	2,233	2,438	2,328
PCAM	4,847	4,606	4,392

Total Germany	7,080	7,044	6,721

Rest of Europe:
CIB	6,902	6,149	4,542
PCAM	2,610	2,535	2,168

Total Rest of Europe[2]	9,512	8,684	6,710

North America (primarily U.S.):
CIB	6,497	4,995	4,447
PCAM	1,352	1,182	1,197

Total North America	7,849	6,177	5,644

South America:
CIB	136	233	70
PCAM	—	—	1

Total South America	136	233	71

Asia-Pacific:
CIB	2,944	2,107	2,030
PCAM	382	267	262

Total Asia-Pacific[3]	3,326	2,373	2,292

Corporate Investments	613	1,229	621

Consolidation & Adjustments	(178)	(102)	(140)

Consolidated net revenues[4]	28,338	25,640	21,918

1	Restated to conform to the 2006 management structure.

2	The United Kingdom accounted for over one-half of these revenues in 2006, 2005, and 2004. Rest of Europe also includes our African operations.

3	Asia-Pacific also includes the Middle East.

4
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

MANAGEMENT STRUCTURE
We operate the three group divisions and the infrastructure functions under the umbrella of a “virtual holding company”. We use this term to mean that, while we subject the group divisions and infrastructure areas to the overall supervision of our Management Board, which is supported by the Corporate Center, we do not have a separate legal entity holding these three group divisions but we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:
The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control, assisted by Functional Committees.
The Group Executive Committee (GEC), established in 2002, comprises the members of the Management Board, the heads of the business divisions within our client-facing group divisions, CIB and PCAM, and one member representing the management of our regions. The GEC is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions. We believe this underscores our commitment to a virtual holding structure.

Within each group division, coordination and management functions are handled by Operating Committees and Executive Committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.
OUR BUSINESS STRATEGY
We have a clearly defined business strategy, which encompasses all dimensions of our practice: our corporate identity; our mission and values; our brand; and our management agenda, which involves an ongoing program of transformation and profitable growth initiatives which the Bank has implemented in recent years.
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
OUR BRAND. Our brand is synonymous with strength and quality throughout the world and our logo is one of the best-recognized brand symbols in the global financial industry as confirmed by Global B2B Brand Monitor. Our brand campaign leverages a distinctive logo, significant business achievements, and a unique, innovative offering to our clients. This campaign has further strengthened our profile in established markets and built awareness in new growth markets.
OUR MANAGEMENT AGENDA. In 2002, we initiated a multi-year and multi-phased agenda. The first phase of the agenda focused on management’s priorities to transform Deutsche Bank and the second phase focused on a strategy of achieving sustainable profitable growth. In 2005, we successfully reached our published financial target of 25 % pre-tax return on average active equity. Our ratios of income before income taxes to average active equity and to average total shareholders’ equity were 24 % and 22%, respectively. (Our target definition of pre-tax return, which is described on page (iv), excludes certain significant charges and gains from our income before income taxes.)
The success of these two phases of our strategy has given us significant strategic advantages. We have made significant gains in profitability; we command leading positions in our chosen core businesses; we have substantially reduced our credit risk, market risk and alternative asset risk; and we have a clear, balanced capital management strategy, which has allowed us to maintain core capital strength while simultaneously investing in business growth and returning cash to shareholders.
In 2006, we launched “Phase 3” of our management agenda. Our overall objective is to leverage our global platform for accelerated growth. We have defined four specific goals. First, to maintain our cost, risk, capital and regulatory discipline; second, to continue to invest in organic growth and bolt-on acquisitions; third, to further grow our businesses which we believe are viewed by the market as having more stable earnings streams, namely Private Clients and Asset Management (PCAM) and Global Transaction Banking; and fourth, to build on our competitive strength in the Corporate and Investment Bank (CIB). Furthermore, we aim to exploit synergies, for both revenue generation and cost-efficiency, by fostering teamwork and collaboration between our mutually supporting businesses. We continue to aim for a sustainable pre-tax return on average active equity, using our target definition as defined above, of 25 % across the business cycle, together with double-digit growth in diluted earnings per share. In Phase 3 of our strategy, we aim to deliver pre-tax profit (target definition) of € 8.4 billion by 2008. (This target and the business segment targets set forth below are forward-looking statements as well as non-GAAP financial measures. Please refer to “Cautionary

20-F // ITEM 4: INFORMATION ON THE COMPANY
Statement Regarding Forward-Looking Statements” and “Use of Non-GAAP Financial Measures” on pages (iii) and (iv) for certain considerations relating to such targets. Such targets are summarized on page S-12; the Group target is less than the sum of the business segment targets because it includes € (0.5) billion in Consolidation & Adjustments.)
GROWTH STRATEGIES IN OUR CIB BUSINESSES:
In CORPORATE BANKING & SECURITIES, we aim to build further on our position as one of the world’s leading investment banks (based on publicly available revenue information). In sales and trading, we have established a position as one of the world’s leading houses (based on publicly available revenue information). We command strong positions in both “market access” products such as foreign exchange trading, where we were again named no. 1 in Euromoney magazine’s 2006 annual poll, and in complex “intellectual capital” business areas such as derivatives, where a 2006 poll in Risk Magazine identified us as the world’s largest derivatives trader for the second consecutive year. We aim to grow our platform by means of several targeted initiatives. Having integrated our debt and equity platforms in 2005, we seek to achieve further synergies across these two areas. We also seek to continue to expand our capabilities in high-value, “intellectual capital” businesses. We aim to continue to build our global equities platform with focused investments in our cash equities, derivatives and prime services businesses. We also aim to continue to build our presence in emerging growth markets, including in Central and Eastern Europe, Latin America and the Asia-Pacific regions. We intend to continue to invest in our platform in the United States, as evidenced in 2006 by our acquisition of MortgageIT Holdings, Inc., a residential mortgage originator, which significantly expands our scope in residential mortgage-backed securities. Furthermore, we seek to build up our position in commodities trading selectively. In Corporate Finance, we have also built a powerful European franchise. In 2006 we were market leaders in M&A in Germany, as measured by fee pool and deal volume, and in the UK and Russia, as measured by deal volume. Globally, we have built strong positions in important business areas such as high yield debt and equity-linked issuance, as reflected by the awards of “High Yield Bond House of the Year” and “Best Equity-Linked House of the Year” for 2006 from The Banker magazine. Our principal strategic goal is to build a sustainable top-5 position globally, as measured by fee pool. We aim to achieve this goal by growing market share, profitably, in the United States market; by strengthening our relationships with our most important clients through a leaner, more focused client coverage model; by continuing to build our presence in important emerging growth markets; and by continuing to unlock further synergies between our corporate finance business and our sales and trading businesses, between CB&S and PCAM. CB&S aims to deliver pre-tax profit (target definition) of € 5.3 billion in 2008.
In GLOBAL TRANSACTION BANKING, we have achieved significant growth in pre-tax profitability between 2004 and 2006, and our cost-income ratio in 2006 compared favorably with leading global competitors with comparable business models (based on publicly available financial data). Our aim is to achieve further profitable growth by means of several initiatives. In Europe, we aim to grow revenues by expanding on our current position in Germany, by building out our European domestic custody platform, and by increasing our business with European mid-cap clients. In the Asia-Pacific region, our growth strategy focuses on large local corporate clients and on fast-growing markets such as China, India and Korea. We also aim to grow in Central and Eastern Europe, and the Middle East, and to support our growth with incremental acquisitions. Increased co-operation with Corporate Banking & Securities, and with Private Clients and Asset Management, is central to our strategy. Global Transaction Banking aims to deliver pre-tax profit (target definition) of € 1 billion in 2008.
GROWTH STRATEGIES IN OUR PCAM BUSINESSES:
In ASSET AND WEALTH MANAGEMENT, we command a significant global presence, with invested assets of € 732 billion as at the end of 2006. Our aim is to develop further, and grow profitably in, both our Asset Management business and our Private Wealth Management business. In Asset Management, our growth strategy includes specific plans for each of our four global business lines. In retail asset management, we aim to consolidate and expand our leadership position in Germany and Europe, where our DWS franchise commands a top-3 position (as measured by publicly available invested asset data). We also aim to continue repositioning and reconfiguring DWS Scudder in North America, and to further expand the DWS franchise across the Asia-Pacific region. In alternative asset manage-

ment, we aim to leverage the strength of our Real Estate Asset Management platform under our RREEF brand, and take advantage of selected growth opportunities in the hedge fund and fund of hedge funds areas. In insurance asset management, we aim to capitalize on our position as a world-leading manager of non-affiliated insurance assets (as reflected by publicly available invested asset data), and to take advantage of the nascent trend of outsourcing in this sector. In institutional asset management, we aim to capture the opportunity offered by the growth of European pension markets, strengthening distribution, building world-class consultant relationships and improving operational efficiency. In Private Wealth Management, we sustained growth momentum during 2006 as evidenced by a rise in invested assets of 16 % to € 189 billion, including € 15 billion of net new money. We acquired Tilney Group Limited, one of the leading independent private wealth managers in the United Kingdom, and hired some 400 new staff globally. We aim to sustain growth and improve profitability by expanding our Discretionary Portfolio Management proposition, supported by a globally consistent Wealth Advisory Process, as a fully-integrated and “holistic” offering to wealthy individuals and families around the world. We aim to grow further in alternative investments and lending services. Asset and Wealth Management aims to deliver pre-tax profit (target definition) of € 1.3 billion in 2008, with € 0.8 billion coming from the Asset Management business and € 0.5 billion coming from the Private Wealth Management business.
In PRIVATE & BUSINESS CLIENTS, our strategy is to build on our position in Germany and other core European markets, while also expanding our platform in growth markets in Central and Eastern Europe and the Asia-Pacific region. Our commitment to growth in our home market, Germany, was underlined by two acquisitions announced during 2006: Berliner Bank, which significantly extends both our branch network and our market share in Germany’s capital city, and norisbank, which expands our presence in the important consumer finance business and adds a well-recognized brand. We aim to expand further on existing co-operations with ADAC, Germany’s and Europe’s largest automobile club, and with DVAG, Europe’s largest network of mobile sales agents. Outside Germany, we aim to grow in “core” European markets with a focus on Italy, Spain, Portugal and Belgium, where we invest both in our own branch networks and in co-operation agreements with the national postal services of both Spain and Italy. In Central and Eastern Europe, we continue to grow via the organic expansion of our branch network in Poland. In Asia-Pacific, our primary focus is on China, where we have a joint venture agreement with Hua Xia Bank, and on India, where we had eight branches in major urban centers, serving some 160,000 clients by the end of 2006. Our commitment to the Asia-Pacific region was further underlined with the announcement in early 2007 of an agreement to acquire a minority stake in Hanoi Building Commercial Joint Stock Bank (“Habubank”), in Vietnam. Private & Business Clients aims to deliver pre-tax profit (target definition) of € 1.3 billion in 2008.
CAPITAL MANAGEMENT STRATEGY. Focused management of capital has played a critical role in all phases of Deutsche Bank’s management agenda, and continues to do so. In the current phase, our capital management strategy supports profitable growth by balancing the imperative of growing our business with the prerequisite of improving returns to shareholders. In respect of business growth, we deploy core capital both to support an increase in risk-weighted assets, which grew by € 23 billion to € 274 billion during 2006, and to support focused and selective acquisitions, most notably Berliner Bank, norisbank, Tilney Group Limited, Paternoster Limited and MortgageIT Holdings, Inc., all of which we announced or completed in 2006. We also returned capital to shareholders both via continued share buybacks and sustained dividend growth. Management has recommended a dividend for 2006 of € 4.00 per share, up by 60 % compared to € 2.50 per share in 2005. While meeting these objectives, we additionally aim to maintain a BIS Tier 1 capital ratio of between 8 % and 9%. This aim was successfully met during 2006, with the Tier 1 ratio rising slightly from 8.7 % to 8.9 % during the year. Further underlining our commitment to integrated management of capital and risk, a new Capital and Risk Committee, chaired by the Group Chief Risk Officer, was formed during 2006.

20-F // ITEM 4: INFORMATION ON THE COMPANY
OUR GROUP DIVISIONS
Group division is a term we use to describe the three highest-level divisions of our firm, which are the Corporate and Investment Bank Group Division (CIB), the Private Clients and Asset Management Group Division (PCAM) and the Corporate Investments Group Division (CI). The CIB and PCAM Group Divisions are each divided into two principal corporate divisions. The CI Group Division does not use the intermediate corporate division designation.
CORPORATE AND INVESTMENT BANK GROUP DIVISION
The Corporate and Investment Bank Group Division primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 66 % of our net revenues in 2006, 62 % in 2005 and 61 % in 2004 (on the basis of our management reporting systems).
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
At December 31, 2006, this group division included two corporate divisions, comprising the following business divisions:
—	Corporate Banking & Securities Corporate Division
—	Global Markets

—	Corporate Finance
—	Global Transaction Banking Corporate Division
—	Trade Finance and Cash Management Corporates

—	Trust & Securities Services and Cash Management Financial Institutions
Corporate Banking & Securities includes our debt and equity sales and trading businesses, which are housed in our Global Markets Business Division. Global Markets has eight primary business lines and three horizontally-integrated client-facing groups (Debt Capital Markets / Corporate Coverage, the Institutional Client Group, and Research), unified at a local level by strong regional management. Corporate Banking & Securities also includes the Corporate Finance Business Division, which focuses on providing advisory, equity and debt financing and structuring services to corporates and financial institutional clients. CIB’s client coverage functions are also a key part of the Corporate Finance Business Division.
Global Transaction Banking is closely aligned with Corporate Finance, but is a separately managed corporate division, providing trade finance, cash management and Trust & Securities Services.
Corporate Banking & Securities and Global Transaction Banking are supported by the Loan Exposure Management Group (LEMG). LEMG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a hedging regime on a selective basis. LEMG manages credit risk of loans and lending-related commitments related to both our investment-grade and medium-sized German companies portfolios.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
Corporate Banking & Securities is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
In July 2006, we announced the signing of a definitive agreement to acquire MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) based in the U.S. The acquisition was closed in January 2007.
In April 2006, we closed the purchase of a 30.99 % stake in Paternoster Limited, a UK life assurance company that is focused on bulk annuity purchases.
In April 2005, we signed a Joint Proposal with Al Azizia Commercial Investment Company for the establishment of an investment banking joint venture to provide equities brokerage and other financial services in Saudi Arabia.
In March 2005, we signed a definitive agreement to acquire the remaining 60 % of Bender Menkul Degerler Anonim Sirketi (“Bender Securities”) in Turkey, after we initially acquired a 40 % equity stake in 2000. The transaction closed in May 2005.
In August 2004, we signed an agreement with Berkshire Mortgage Finance L.P., a subsidiary of the Boston-based Berkshire Group, to acquire substantially all of their origination and servicing assets. The acquisition closed in October 2004.
In January 2004, we closed on the purchase of a 40 % stake in United Financial Group (“UFG”), a Moscow investment bank. In December 2005, we signed definitive agreements to acquire the remaining 60 % of the company, and the acquisition closed on February 28, 2006.
PRODUCTS AND SERVICES
The Global Markets Business Division is responsible for origination, sales, financing, structuring and trading activities across a wide range of fixed income, equity, equity-linked, convertible bond, foreign exchange and commodities products. The division aims to deliver creative solutions to the capital-raising, investing, hedging and other financing needs of customers, by being able to price and hedge any market risk that clients anywhere in the world may wish to assume or avoid.
Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions and general corporate finance advice, together with leveraged debt and equity origination services, and a variety of credit products and financial services. In addition, we also provide a variety of financial services to the public sector. Corporate Finance also includes coverage functions related to corporate, financial and institutional clients globally.
Within Corporate Banking & Securities, we conduct proprietary trading, or trading on our own account, in addition to providing products and services to customers. Most trading activity is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing this exposure by hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also use our capital to exploit market opportunities, and this is what we term proprietary trading.
We undertake designated proprietary trading across all asset classes. Some of this proprietary trading activity takes the form of arbitrage. For example, in index arbitrage we identify differences between the prices of exchange-traded

20-F // ITEM 4: INFORMATION ON THE COMPANY
derivatives (such as futures contracts on an equity index) and the underlying prices on the stock exchange of the individual stocks in the index. In convertible arbitrage, we identify volatility-related pricing differences between the market for convertible debt instruments and the cash and derivatives markets. In credit and equity arbitrage, we use statistics-driven trading strategies based on short-term market movements and indicators to manage our trading book so that the market value of our long positions remains roughly equal to the market value of our short positions. We also undertake risk-arbitrage, which is generally related to mergers and acquisitions, involving, for example, transactions such as buying a target company’s shares at the same time as selling the bidding company’s shares.
All our trading activities, including proprietary trading, are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Risk Management — Market Risk — Value-at-Risk Analysis.”
DISTRIBUTION CHANNELS AND MARKETING
In the Corporate Banking & Securities Corporate Division, the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have structured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.
GLOBAL TRANSACTION BANKING CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
Global Transaction Banking is primarily engaged in the gathering, transfer, safeguarding and control of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies and comprises the following business divisions:
—	Trade Finance and Cash Management Corporates

—	Trust & Securities Services and Cash Management Financial Institutions
Effective May 2006, we completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase.
In January 2004, we completed the acquisition of Dresdner Banks AG’s German domestic custody business, which we successfully integrated by December 2004.
PRODUCTS AND SERVICES
Trade Finance provides comprehensive solutions along the client’s trade value chain by combining international trade risk mitigation products and services with custom-made solutions for structured trade and export finance as well as — in a continuously growing number of regions - cross-selling of interest and currency risk products.
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
Trust & Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 25 markets.

DISTRIBUTION CHANNELS AND MARKETING
The Global Transaction Banking Corporate Division develops and markets its own products and services in Europe, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in the Corporate Banking & Securities Corporate Division.
Customers can be differentiated into two main groups: financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and multinational corporations and large local corporates.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 32 % of our net revenues in 2006, 34 % in 2005, and 37 % in 2004 (on the basis of our management reporting systems).
At December 31, 2006, this group division included the following corporate divisions:
—	Asset and Wealth Management (AWM)

—	Private & Business Clients (PBC)
The Asset and Wealth Management (AWM) Corporate Division consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). AWM Corporate Division’s operations are located in Europe, the Americas and Asia.
The AWM Corporate Division is among the leading asset managers in the world based on total invested assets. The division serves a range of retail, private and institutional clients.
The Private & Business Clients Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal and Poland. This is complemented by our recently established market presence in India and China.
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
Our AM Business Division is organized into four global business lines:
—	Retail, which offers mutual funds and structured products to investors around the world

—	Alternative Investments, which includes real estate and infrastructure investments, hedge funds and funds of hedge funds, and private equity funds of funds

—	Insurance, which manages general account assets on behalf of insurance companies worldwide, providing investment solutions tailored to the specific requirements of the insurance industry

—	Institutional, which services all other (non-insurance) institutional clients, such as pension funds, endowments and corporates
Our PWM Business Division, which includes private banking activities for high net worth clients, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.
In October 2006, PWM announced the acquisition of the UK wealth manager Tilney Group Limited, strengthening our position in the second-largest wealth management market in Europe. The transaction closed in December 2006. The

20-F // ITEM 4: INFORMATION ON THE COMPANY
acquisition is an important element in our strategy to expand the onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
The opening of a Deutsche Bank branch in Riyadh, Saudi Arabia, in April 2006 allows us to offer a full range of wealth management services in the largest market in the Middle East.
At the end of 2006, PWM entered into the important Chinese onshore market with the opening of an office in Shanghai to serve wealthy clients.
In the U.S., our two PWM franchises, with their specific offering of private banking and brokerage for high net worth individuals, were brought closer together in 2005, which we believe created beneficial synergies for our clients and our businesses due to improved service offering and cost efficiency.
In July 2006, AM’s real estate investment company, Deutsche Wohnen AG, was deconsolidated following the termination of a control agreement with DB Real Estate Management GmbH.
In December 2006, AM announced that DWS Investments Italy signed an agreement to form a strategic partnership with Anima S.G.R.p.A. Under the agreement, DWS will sell its local Italian mutual fund business to Anima. DWS’ local mutual fund range will be merged into Anima’s existing fund range. The agreement also includes long-term distribution arrangements between Deutsche Bank and Anima, in particular our financial advisors network Finanza & Futuro Banca and its branch banking network in Italy.
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
In March 2005, AM signed a joint venture agreement with Harvest Fund Management, including the acquisition of a minority stake, marking the division’s entry into China’s mutual fund market.
In January 2005, PWM acquired investment manager Wilhelm von Finck AG. The company continues to operate under its own name and offers specific investment solutions for large-scale private and family wealth portfolios.
In 2004, AM merged three Australian trusts — Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust — into a new trust, DB RREEF Trust, creating Australia’s fourth largest listed property trust. In connection with this transaction we also transferred our Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings, subsequently selling a 50 % interest in DB RREEF Holdings.
Later in 2004, PWM sold a portion of the private client unit of Scudder, Scudder Private Investment Counsel (PIC), to Legg Mason. In addition AM completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH. Also in 2004 we transferred a London-based PCS business unit from AWM to CB&S.
PRODUCTS AND SERVICES
AWM’s portfolio/fund management products include active fund management, passive/quantitative fund management, alternative investments and discretionary portfolio management.

AM focuses primarily on active investing. Its products and services encompass a broad range of investment strategies and asset classes, and cover many industries and geographic regions. AM’s product offering includes mutual funds, structured products, commingled funds and separately managed accounts.
The quantitative fund management services in AM provide a full suite of products, including those of a passive nature, to our customers through a preferred provider agreement with Northern Trust Corporation, to which we sold a large part of our passive management business in 2003. We still pursue the passive business within our German passive asset management business, which was not part of the 2003 sale to Northern Trust Corporation, and with specialized passive products that we have chosen strategically to continue as investment management services.
Each of AM’s global business lines extended the penetration of its products and services in 2006. During the year, AM’s global retail brand DWS was launched in Singapore and India. It was also introduced to the US, with the integration of Scudder Investments into the global retail business and the launch of DWS Scudder. Following a re-branding in 2006, all of AM’s US mutual funds are now offered as DWS funds.
In the Alternative Investments business line, real estate and infrastructure investment management products and services are offered through RREEF, except in Germany, where they continue to be sold under the DB Real Estate name. AM’s funds of hedge funds business is Topiary Fund Management. The single-manager/multi-manager hedge fund business operates as DB Advisors Capital Management. As an asset class, hedge funds are designed to provide attractive risk-adjusted returns in most market environments and offer portfolio diversification benefits to investors.
Institutional products and services are marketed under the Deutsche Asset Management brand. The Institutional business offers its clients access to AM’s full range of products and services, including both traditional and alternative investments.
PWM offers discretionary portfolio management, in which our specialized portfolio managers have discretion to manage clients’ investments within the clients’ general guidelines. The portfolio managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where permitted.
PWM also provides brokerage services in which our relationship managers and client advisors provide investment advice to clients but we do not exercise investment discretion. Our services also include advice on wealth management and growth, including tax-optimized investments and estate planning. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where permitted. The relationship managers also advise their clients on the products of third parties in all asset classes.
We continued to expand our offering of alternative investments in 2006, especially with respect to innovative solutions within the private equity and hedge funds asset classes. We continued to generate foreign exchange products successfully as well as structured investment products in cooperation with the Global Markets Business Division.
Our loans/deposits products include traditional deposit products (including current accounts, time deposits and savings accounts) and more specialized secured and unsecured lending. We offer our clients both standardized and more specialized finance and deposit products.
We also offer payment, account & remaining financial services, processing and disposition of cash and non-cash payments in local currency, international payments, letters of credit, guarantees, and other cash transactions.

20-F // ITEM 4: INFORMATION ON THE COMPANY
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of businesses.
DISTRIBUTION CHANNELS AND MARKETING
AM markets our retail products in Germany and other Continental European countries, generally through our established internal distribution channels in PWM and PBC. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third-party distributors. DWS Scudder distributes its retail products to US investors primarily through financial representatives at major national and regional wirehouses, independent and bank-based broker dealers, and independent financial advisors and registered investment advisors.
Products for institutional clients are distributed through the substantial sales and marketing network within AM and through third-party distribution channels. They are also distributed through our other businesses, notably the Corporate and Investment Bank Group Division.
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
PWM pursues an integrated holistic business model to cater to the complex needs of high net worth clients, their families and selected institutions. Based on individual strategic asset allocation we offer discretionary portfolio management, structured advisory process including alternative investments, family office, wealth preservation and estate planning services, tax advisory and philanthropic advisory services. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.
In our PWM onshore business, wealthy customers are served via our relationship manager network in the respective countries. Where PBC has a presence, our customers also have access to our retail branch network and other general banking products. The offshore business encompasses all of our clients who establish accounts outside their countries of residence. These customers are able to use our offshore services to access financial products that may not be available in their countries of residence.
In addition, the client advisors of the Private Client Services business focus on traditional brokerage offering and asset allocation, including a wide range of third party products.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
The Private & Business Clients Corporate Division operates under a single business model across Europe and selected Asian markets with a focused, sales-driven management structure under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small corporate customers.
In 2006, we continued to grow our presence in selected European and Asian markets. The acquisition of Berliner Bank, which was signed in June 2006, will advance our goal of reaching a market share of 15 % in the retail banking sector of the German capital. The closing of this transaction took place in January 2007. In the course of 2006, the acquisition of norisbank, from DZ Bank Group was completed. The transaction aims at tapping into the potential of the consumer finance market in Germany. Furthermore, we completed the doubling of our branch network in Poland and opened new branches in other Western European markets. In India, we continued to expand our franchise in 2006 by opening additional branches and starting a credit card business in this rapidly growing market. In China, we have started to leverage our cooperation with Hua Xia Bank by building up credit card operations. In May 2006, we acquired a 9.9 % stake in Hua Xia Bank.
In October 2006, we sold 49 % of the Italian BankAmericard processing and acquiring operations to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of the Italian co-operative banks. In January 2007, we sold a further tranche of 41%.
In September 2005, the Private Banking business in the Netherlands was sold to Theodoor Gilissen Bankiers N.V.
PRODUCTS AND SERVICES
PBC offers a similar range of banking products and services throughout Europe and Asia, with some variations among countries that are driven by local market, regulatory and customer requirements.
In offering portfolio/fund management and brokerage services, we provide investment advice, brokerage services, discretionary portfolio management and securities custody services to our clients.
We provide loan and deposit services, with the most significant being property financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The property finance business, which includes mortgages and construction finance, is our most significant lending business. We provide property finance loans primarily for private purposes, such as home financing. Most of our mortgages have an original fixed interest period of five or ten years. In 2006, we further strengthened our consumer finance business through the aforementioned acquisition of norisbank while preparations to enter the Polish consumer finance market at the beginning of 2007 are ongoing and well on track. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG.
PBC’s payments, account & remaining financial services comprise administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also comprise the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In Italy, PBC issues credit cards under the BankAmericard brand.
Other products include primarily activities related to asset and liability management.
DISTRIBUTION CHANNELS AND MARKETING
To achieve a strong brand position internationally, we market our services consistently throughout Europe. In order to make banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To do this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to its products and services. These channels consist of the following in-person and remote distribution points:
—
Investment and Finance Centers. Investment and Finance Centers offer the entire range of products and advice. In 2006, several of our Investment and Finance Centers were refurbished according to the innovative concepts of how we see branch banking in the future, which were initially realized and successfully tested in our flagship “Branch of the future — Q 110” in Berlin.

—
Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents. In 2006, we continued to invest in our mobile sales force network in Germany, opening new offices and hiring additional sales representatives.

20-F // ITEM 4: INFORMATION ON THE COMPANY
—
Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.

—
Internet. On our website, we offer clients brokerage services, account information and product information on proprietary and third-party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.

—
Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.

In addition to our branch network and financial agents, we also enter into country-specific distribution arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. We also work successfully together with ADAC (Germany’s largest automobile club with more than 15 million members), with whom we have an exclusive sales cooperation agreement in place. In order to complement our product range, we have signed distribution agreements, whereby PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.
CORPORATE INVESTMENTS GROUP DIVISION
The Corporate Investments Group Division manages a portfolio containing certain alternative assets and other debt and equity positions. The portfolio includes our industrial holdings, certain private equity and venture capital investments, private equity fund investments, certain corporate real estate investments, our holding in Atradius N.V., certain credit exposures and certain other non-strategic investments. Historically, its mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.
We believe that the group division enhances the bank’s portfolio management and risk management capability. The group division is in the course of reducing its equity and other exposure significantly.
Corporate Investments holds interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”). The largest two of these Industrial Holdings by market value at December 31, 2006 were interests of 4.4 % in DaimlerChrysler AG and 2.2 % in Allianz SE. Currently, over 96 % of our Industrial Holdings are in German corporations.
In February 2007, we signed a contract to acquire a 10 % stake in Dedalus GmbH & Co. KGaA economically representing a 0.75 % participation in European Aeronautic Defence and Space Company EADS N.V. The transaction closed in March 2007.
In 2006, we reduced our investment in Linde AG from 10.0 % to 7.8%, and we sold our stake in WMF and our remaining stake in DEUTZ AG. In 2006, we acquired a 1.0 % stake in Deutsche Börse AG. Our investment in Deutsche Beteiligungs AG increased from 11.9 % to 13.2 % due to a share buy back program in which we did not participate.
In 2005, we reduced our investments in DaimlerChrysler AG from 10.4 % to 4.4%, in DEUTZ AG from 4.5 % to 2.0%, and in Deutsche Beteiligungs AG from 15.0 % to 11.9%, and we sold our remaining stake in Südzucker AG.
In 2004, we reduced our investments in DaimlerChrysler AG from 11.8 % to 10.4 % and in DEUTZ AG from 10.5 % to 4.5%. We sold our investments in Fresenius AG and Motor-Columbus AG.

Rather than engaging in proprietary trading, which involves buying and selling securities in the short term, Corporate Investments usually holds our investments in listed securities for several years. The majority of the larger shareholdings in listed companies have been in the portfolio for more than 20 years.
The total market value of these holdings was € 5.0 billion at December 31, 2006. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Risk Management - Market Risk — Market Risk in Our Nontrading Portfolios” for further information.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, in private equity directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds. In 2006, we continued to reduce our Private Equity on-balance sheet exposure in CI, with holdings declining by approximately € 600 million due to various transactions.
In 2006, we sold the remaining significant assets of the Morgan Grenfell Private Equity funds.
In 2006, we sold almost all of our 2.4 % investment in Avnet Inc. We acquired this investment in July 2005 via the merger of our investment in Memec Group Holdings Limited with Avnet Inc.
In 2005, we reduced our Private Equity on-balance sheet exposure in CI by approximately € 100 million. In particular, we sold several fund investments in the U.S. and Germany.
In 2004, we closed several transactions, reducing our Private Equity on-balance sheet exposure in CI by approximately € 700 million.
The Corporate Investments’ portfolio additionally covers certain real estate holdings in Germany, many of which we occupy.
In 2006 and 2005, we sold a small number of buildings to various investors.
In 2004, the major real estate transaction was the sale of a German real estate portfolio, which we will continue to occupy partly on a medium- to long-term basis, to Eurocastle Investment Limited, an investment company managed by Fortress Investment Group LLC.
In November 2005, we agreed to sell our entire 37.72 % stake in EUROHYPO AG, our largest equity method investment, to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, we completed the first tranche of this transaction, reducing our stake to 27.99%. We completed the remaining tranche in the first quarter of 2006.
In May 2006, we closed the sale of 21.16 % of Atradius N.V. to Crédito y Caución and Seguros Catalán Occidente, reducing our stake to 12.73%.
In December 2006, we sold our 6.75 % stake in Germanischer Lloyd AG to Günter Herz.
In 2006, we reduced our stake in HCL Technologies Limited from 3.6 % to 2.4 % in a partial sale. In 2005, we had reduced our stake in this company from 6.1 % to 3.6%.
In 2004, we closed the sale of our interest in the operations of maxblue Americas to Banco do Brazil, our joint venture partner in this investment. maxblue Americas is a brokerage providing a variety of advisory and investment management products and services through internet-based technology, investment centers and personal consultants.

20-F // ITEM 4: INFORMATION ON THE COMPANY
INFRASTRUCTURE AND REGIONAL MANAGEMENT
The infrastructure group consists of our centralized business support areas, and our Corporate Center. The business support areas comprise control and service functions for the businesses which mainly relate to CIB and PCAM. The Corporate Center comprises those supra-divisional functions that support the Management Board in its management of the Group.
This infrastructure group is organized along the Management Board members’ areas of responsibilities into COO functions (e.g., information technology, operations and global sourcing), CFO functions (e.g., controlling, tax and insurance), CRO functions (e.g., risk management and treasury), CAO functions (e.g., human resources, legal, audit and compliance), and CEO functions (e.g., corporate development and economics).
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
COMPETITIVE ENVIRONMENT
COMPETITORS, MARKETS AND COMPETITIVE FACTORS
The financial services industry, and all of our businesses, are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price.
In Germany, our wholesale and retail business is influenced by a significant fragmentation of the banking sector into three pillars: private sector banks like us, public sector banks (Landesbanken and savings banks), and cooperative banks. In particular for the wholesale business, foreign banks also have become important competitors. The public sector banks and the cooperative banks cooperate closely with other banks within their respective pillar and thus operate as networks for most products. Consolidation in the German banking sector has therefore predominantly taken place within the three pillars. In addition, the different legal form of private sector banks, public sector banks and mutual banks impedes cross-pillar consolidation. By virtue of their legal form, public sector banks were only permitted to be owned by municipalities and other public bodies and were able to rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). Following an agreement of the European Commission and the German government, these mechanisms have generally been discontinued after July 18, 2005, subject to transition rules for liabilities existing on that date. In the meantime, a discussion has evolved as to whether the traditional boundaries between the private sector banks, the public sector banks and the cooperative banks should be abandoned in whole or in part in order to improve the competitiveness of German banks within Europe and globally.
In Europe, wholesale and, especially, retail banking is characterized by regional fragmentation. Consolidation in the banking industry has mainly taken place within countries. Following a number of acquisitions of European banks by banks from other European countries and technical advice of the Committee of European Banking Supervisors (CEBS) to the European Commission on the review of bank mergers and acquisitions under bank regulatory laws, a discussion has evolved as to how banks within Europe should consolidate also across country borders in order to improve the competitiveness of European banks globally. We monitor these discussions closely and analyze carefully any potential business opportunities or challenges that might emerge in this context.
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
Our reputation for financial strength and integrity is vital to our ability to attract and maintain customers. To keep our well-established reputation we have to promote and market our brand adequately and may decide to abstain from certain transactions or activities even where they would be financially profitable. The loss of business that would result from damage to our reputation could affect our results of operations and financial condition.
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
As indicated by continued strong levels of industry-wide mergers and acquisitions, especially in the banking, securities and financial services industries, the trend toward consolidation and convergence is expected to continue. This trend has significantly increased the capital base and geographic reach of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we have committed capital to support our international operations and to execute large global transactions for our clients.
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
Our main competitors in the asset management business are asset management subsidiaries of major financial services companies and large standalone retail and institutional asset managers. Most of our main competitors are headquartered in Europe or the United States, though many operate globally.
REGULATION AND SUPERVISION
Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct operations. As we have operations in almost every country in the world, ranging from subsidiaries and branches in many countries down to representative offices in other countries, or employee representatives assigned to serve customers in yet others, we are regulated and supervised in virtually every country. Local authorities impose certain organizational, reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on our banking and nonbanking operations. In addition, a number of countries in which we operate impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:
—	restrictions on the opening of local offices, branches or subsidiaries and the types of banking and nonbanking activities that may be conducted by those local offices, branches or subsidiaries;

—	restrictions on the acquisition of local banks or requirements of specified percentages of local ownership or specified numbers of local management personnel; and

—	restrictions on investment and other financial flows into and out of the country.
Changes in the regulatory and supervisory regimes of the countries where we operate will determine, to some degree, our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.
The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) is our principal supervisor on an unconsolidated (Deutsche Bank AG only) and on a consolidated basis (Deutsche Bank AG and the entities consolidated with it for German regulatory purposes). Additionally, many of our operations outside Germany are regulated by local authorities. Within countries that are member states of the European Union or other contracting states of the Agreement on the European Economic Area (Iceland, Liechtenstein and Norway), our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. In the United States, our New York branch, as well as our principal U.S. subsidiary bank (Deutsche Bank Trust Company Americas (DBTCA), formerly Bankers Trust Company), are principally supervised by the New York State Banking Department and the Board of Governors of the Federal Reserve System.
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
The Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee) the secretariat of which is provided by the Bank for International Settlements (which we refer to as the BIS), as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures and the creation of a single European Union-wide banking market with no internal barriers to banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway.
In June 2004, the Basel Committee adopted revised recommendations for international capital adequacy standards widely referred to as the Basel II capital framework. The two principal features of the new framework are (1) to align capital requirements more closely with the underlying risks and (2) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The European Union adopted in 2006 directives implementing the Basel II capital framework, which Germany implemented effective as of January 1, 2007, subject to certain transition periods. We expect to apply the revised regulatory framework from January 1, 2008 and, if our internal rating models for measuring credit risk are approved by the BaFin without substantial changes or delays, our capital requirements should generally decrease from 2008 onwards. As a result of the increased risk sensitivity of the Basel II framework, however, capital requirements may also increase compared to current levels in times of economic downturn. This could increase our financing costs.
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
The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for

20-F // ITEM 4: INFORMATION ON THE COMPANY
others and the intermediation of transactions in securities or derivatives. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act. The Directive on markets in financial instruments of 2004 (commonly referred to as the MiFID) aims to further integrate the securities markets and improve competition within the European Union and the European Economic Area by harmonizing rules of conduct. Under the present stage of legislative process we are required to implement such rules by November 1, 2007.
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
Nevertheless, these two institutions have distinct functions. While the BaFin has the sole authority to issue administrative orders (Verwaltungsakte) binding on German banks, it is required to consult with the Bundesbank before it issues general regulations (Verordnungen). In addition, the BaFin must obtain the Bundesbank’s consent before it issues any general regulations or guidelines that would affect the Bundesbank’s operations, such as the Principles on Own Funds and Liquidity of Credit Institutions (Grundsätze über die Eigenmittel und Liquidität der Kreditinstitute).
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
CAPITAL ADEQUACY REQUIREMENTS
German capital adequacy rules are based on the principle of risk assessment and are set forth in the German Banking Act, Principle I (Grundsatz I), which reflects the capital adequacy rules of the Basel Capital Accord of 1988, as amended, and in the Regulation on Solvency of Institutions, Groups of Institutions and Groups of Financial Conglomerates (Solvabilitätsverordnung or “Solvency Regulation”), which reflects the capital adequacy rules of the Basel II capital framework. Both Principle I and the Solvency Regulation address capital adequacy requirements for counterparty risk (Adressenausfallrisiko) and market price risk (Marktrisiko). The Solvency Regulation also addresses operational risk (operationelles Risiko). German banks are required to cover counterparty and market risks with Tier I capital (Kernkapital or “core capital”) and Tier II capital (Ergänzungskapital or “supplementary capital”) (together, haftendes Eigenkapital or “regulatory banking capital”). Under the Solvency Regulation, German banks are also required to cover operational risk with regulatory banking capital. Furthermore, banks must cover market price risk with Tier III capital (Drittrangmittel) and (to the extent not required to cover counterparty risk) with regulatory banking capital. The calculation of regulatory banking capital and Tier III capital (together, “Own Funds”) is set forth further below.
We will, for a transition period until December 31, 2007, continue to apply Principle I. From January 1, 2008, we will apply the Solvency Regulation.
Principle I requires each German bank to maintain a solvency ratio (Eigenkapitalquote) of regulatory banking capital to risk-weighted assets (gewichtete Risikoaktiva) of at least 8%. Risk-weighted assets include on-balance sheet items and off-balance sheet items such as financial swaps, financial forward transactions, options and other off-balance sheet items. The calculation of risk-weighted assets, the denominator of the solvency ratio, is set forth in Principle I. Assets are assigned to one of five basic categories of relative credit risk based on the debtor and the type of collateral, if any, securing the respective assets. Each category has a risk-classification multiplier (0%, 10%, 20%, 50 % and 100%). The balance sheet value of each asset is then multiplied by the risk-classification multiplier for the asset’s category. The resulting figure is the risk-weighted value of the asset.
Off-balance sheet items, such as financial guarantees, letters of credit, swaps and other financial derivatives, are subject to a two-tier adjustment. First, the value of each item is determined. The value of each item is multiplied by one of three risk-classification multipliers (20%, 50 % and 100%) depending on the type of instrument. In the second step, the off-balance sheet item is assigned to one of the five credit risk categories set forth above for balance sheet items. Selection of an appropriate risk multiplier is based on the type of counterparty or debtor and the type of collateral, if any, securing the asset. The adjusted value of the off-balance sheet item is then multiplied by the risk multiplier to arrive at the risk-weighted value of the off-balance sheet item.
The Solvency Regulation requires each German bank to ensure that the total amount of counterparty risk as determined thereunder multiplied by 0.08 plus the total amount of operational risk together do not exceed the regulatory capital as modified to reflect the Basel II framework (“modified regulatory banking capital”). Generally, counterparty risk is measured pursuant to the standard credit risk approach and operational risk is measured pursuant to a standard approach, each as set forth in the Solvency Regulation. Banks may instead use an internal ratings model based approach (IRBA) to measure counterparty risk and an advanced measurement approach (AMA) based on internal models to measure operational risk, if the BaFin approves the respective internal models. We have applied to use IRBA and AMA. The BaFin and the Bundesbank are presently examining our proposed internal models for counterparty risk and operational risk.
REGULATORY BANKING CAPITAL AND RISK-WEIGHTED ASSETS
Regulatory banking capital, the numerator of the solvency ratio, is defined in the Banking Act for banks, such as ourselves, that are organized as stock corporations, as consisting principally of the following items:
Tier I capital:
—	Paid-in Subscribed Capital (not including capital with respect to preferred shares with cumulative dividend rights).

—	Capital Reserves.

—	Earnings (Revenues) Reserves.

—
Fund for General Banking Risks. A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.

—
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier I capital calculation.
Tier II capital (limited to the amount of Tier I capital):
—	Preferred Shares (Vorzugsaktien) with cumulative dividend rights.

—
Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

—
Longer-term Subordinated Debt (Limited to 50 % of the amount of Tier I capital). This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank.

—
Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz) to the extent they have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings. A bank may include 45 % of these reserves in its Tier II capital.

—
Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other nonbanking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4 % of the book value of the receivables and securities recorded.

—
Certain Unrealized Reserves. These may include up to 45 % of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 45 % of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4 % of its risk-weighted assets. Reserves may be included in Tier II capital only up to a maximum amount of 1.4 % of risk-weighted assets.

—
Banks which are allowed to measure counterparty risk based upon an internal ratings model (IRBA) may, subject to certain limitations, include in its Tier II capital the amount by which the value adjustments and provisions for exposures to central governments, institutions and corporates and retail exposures exceed the expected loss for such exposures as measured under the bank’s IRBA model.

Deductions from Tier I and Tier II Capital
Capital components that meet the above criteria and that a bank has provided to another bank, financial services institution or financial enterprise which is not consolidated with the bank for regulatory purposes are subtracted in equal portions from the bank’s Tier I and Tier II capital, respectively, if the bank holds more than 10 % of the capital of such other bank, financial services institution or financial enterprise, or to the extent the aggregate book value of such investments which are of 10 % or less of the capital of such other bank, financial services institution or financial enterprise exceeds 10 % of the bank’s regulatory banking capital. The same deduction applies for capital components that meet requirements similar to the foregoing under German insurance law and that a bank has provided to an insurance, reinsurance or insurance holding company, if the bank holds a direct or indirect participation in such other company, or holds (directly or indirectly) 20 % or more of the capital or voting rights of such other company. No such deduction is required if the bank and the relevant company form part of a financial conglomerate (Finanzkonglomerat).
Modified regulatory banking capital comprises Tier I and Tier II capital which are adjusted by deducting from each of them 50 % of the following amounts:
—	If the bank is using an IRBA, the amount by which the expected loss for exposures to central governments, institu-

tions and corporates and retail exposures as measured under the bank’s IRBA model exceeds the amount of value adjustments and provisions for such exposures.

—	The expected losses for certain equity exposures.

—
Securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250% and which have not been taken into account when calculating the risk-weighted position for securitizations.

—
The value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery and the transaction has been allocated to the bank’s trading book.

Tier III Capital and Market Price Risk
Principle I and the Solvency Regulation also set forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:
—	foreign exchange net positions;

—	commodities net positions;

—	certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and

—	options positions.
The net risk-weighted market price risk positions must be covered by Own Funds (Eigenmittel) that are not required to cover counterparty risk. Own Funds consist of regulatory banking capital (or, where the Basel II framework applies, the modified regulatory banking capital) and Tier III capital. The calculation of risk-weighted market price risk positions must be made in accordance with specific rules set forth in Principle I or the Solvency Regulation, as applicable, or, at the request of a bank, in whole or in part in accordance with the bank’s internal risk rating models approved by the BaFin.
Under Principle I, at the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:
—	the difference between the bank’s regulatory banking capital and 8 % of its aggregated amount of risk-weighted risk assets; and

—	the bank’s Tier III capital.
Tier III capital consists of the following items:
—
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

—
Short-term Subordinated Debt. This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all nonsubordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.

—
The amount of Tier II capital not included in the amount of regulatory banking capital because such amount would cause the amount of Tier II capital to exceed the bank’s Tier I capital, plus the amount of long-term subordinated debt not included in the bank’s Tier II capital because the total amount of long-term subordinated debt would otherwise exceed 50 % of the bank’s Tier II capital.

20-F // ITEM 4: INFORMATION ON THE COMPANY
These positions qualify as Tier III capital only up to an amount which, together with the supplementary capital not required to cover risks arising from the banking book (as described below), does not exceed 250 % of the core capital not required to cover risks arising from the banking book.
The Banking Act defines the banking book as all positions and transactions that are not part of the trading book. The trading book is defined as consisting primarily of the following:
—
financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements;

—	financial instruments and commodities held by the bank for the purpose of hedging market price risks arising from the trading book and related refinancing transactions;

—	repurchase, lending and similar transactions related to trading book positions;

—	transactions subject to the designation of the counterparty (Aufgabegeschäfte); and

—	payment claims in the form of fees, commissions, interest, dividends and margins directly linked to trading book positions.
Banks must set internal criteria according to which they allocate positions and transactions to the trading book and notify such criteria to the BaFin and the Bundesbank.
CONSOLIDATED REGULATION AND SUPERVISION
The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole meets the Own Funds requirements. Under the Banking Act, a group of institutions consists of a bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50 % of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties.
Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding Own Funds, risk concentration, risk management, transactions within the group and organization. We are not a financial conglomerate but we would become subject to such supplementary supervision once certain assets attributed to the insurance sector exceed certain thresholds as the result of an acquisition or organic growth.
CAPITAL REQUIREMENTS UNDER THE BASEL CAPITAL ACCORD
We have agreed with the BaFin to calculate and report our consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (which we call the Basel Capital Accord) in addition to the calculation and reporting requirements in accordance with the Banking Act as described above. We will continue this calculation during the transition period of 2007.
The Basel Capital Accord provides that banks shall maintain (on a consolidated basis) a risk-based core capital ratio of at least 4 % and a risk-based regulatory banking capital ratio of at least 8%. In some respects (for example, for the treatment of goodwill and commercial real estate loans), the calculation of these ratios is different from the calculation under the Banking Act.

LIQUIDITY REQUIREMENTS
The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. For the transition period until December 31, 2007, we may continue to apply the liquidity requirements set forth in Principle II on Own Funds and Liquidity of Credit Institutions (Grundsatz II or “Principle II”). Principle II was replaced (subject to the transition period) by the Liquidity Regulation (Liquiditätsverordnung) issued by the BaFin with effect from January 1, 2007, which we will apply from January 1, 2008. Both Principle II and the Liquidity Regulation are based on a comparison of the remaining terms of certain assets and liabilities. They require maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. The liquidity requirements do not apply on a consolidated basis.
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
Banking book large exposures are exposures incurred in the banking book and related to a single client (and clients affiliated with it) that equal or exceed 10 % of a bank’s or group’s regulatory banking capital. Individual banking book large exposures must not exceed 25 % of the bank’s or group’s regulatory banking capital (20 % in the case of exposures to affiliates of the bank that are not consolidated for regulatory purposes).
Aggregate book large exposures are created when the sum of banking book exposures and the exposures incurred in the trading book related to a client, and clients affiliated with it, (trading book large exposures) equals or exceeds 10 % of the bank’s or group’s Own Funds. The 25 % limit (20 % in the case of unconsolidated affiliates), calculated by reference to a bank’s or group’s Own Funds, also applies to aggregate book large exposures. Exposures incurred in the trading book include:
—	the net amount of long and short positions in financial instruments involving interest rate risk (interest net positions);

—	the net amount of long and short positions in financial instruments involving equity price risk (equity net positions); and

—	the counterparty risk arising from other positions in the trading book.
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
Furthermore, total trading book exposures to a single client (and clients affiliated with it) must not exceed five times the bank’s or group’s Own Funds, to the extent such Own Funds are not required to meet the capital adequacy require-

20-F // ITEM 4: INFORMATION ON THE COMPANY
ments with respect to the banking book. Total trading book exposures to a single client (and clients affiliated with it) in excess of the aforementioned limit are not permitted.
LIMITATIONS ON SIGNIFICANT PARTICIPATIONS
The Banking Act places limitations on the investments of deposit-taking banks, such as ourselves, in enterprises outside the financial and insurance industry, where such investment (called a “significant participation”):
—	directly or indirectly amounts to 10 % or more of the capital or voting rights of an enterprise; or

—	would give the owner significant influence over the management of the enterprise.
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
The nominal value (as opposed to book value or price paid) of a bank’s significant participation in an enterprise must not exceed 15 % of the bank’s regulatory banking capital. Furthermore, the aggregate nominal value of all significant participations of a bank must not exceed 60 % of the bank’s regulatory banking capital. A bank may exceed those ceilings only with the approval of the BaFin. The bank is required to support the amount of the significant participation or participations that exceed a ceiling with regulatory banking capital on a one-to-one basis.
The limitations on significant participations also apply on a consolidated basis.
FINANCIAL STATEMENTS AND AUDITS
As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP. German GAAP for banks primarily reflect the Commercial Code and the Regulation on Accounting by Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute) which in turn implement EU Directives on accounting. The Regulation on Accounting by Credit Institutions and Financial Services Institutions requires a uniform format for the presentation of financial statements for all banks. As permitted by the German Commercial Code, we prepared our consolidated financial statements until December 31, 2006 in accordance with U.S. GAAP. Pursuant to Regulation (EC) 1606/2002, beginning with fiscal year 2007 we will prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS.
Our compliance with the capital adequacy, liquidity, large exposure and other requirements of the German Banking Act on a stand-alone basis is generally determined pursuant to financial statements prepared in accordance with German GAAP. Beginning with fiscal year 2007, our compliance with such requirements on a consolidated basis will be determined pursuant to financial statements prepared in accordance with IFRS.
Compliance with the capital adequacy ratios pursuant to the Basel Capital Accord (see “Capital Adequacy Requirements — Capital Requirements under the Basel Capital Accord”) is solely based on financial statements prepared for consolidation purposes. Therefore, our compliance with such capital adequacy ratios was based on financial statements prepared in accordance with U.S. GAAP, the accounting standards we applied for our consolidated financial statements until December 31, 2006. Since January 1, 2007, such compliance is based on financial statements prepared in accordance with IFRS.
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
ENFORCEMENT OF BANKING REGULATIONS; INVESTIGATIVE POWERS
INVESTIGATIONS AND OFFICIAL AUDITS
The BaFin conducts audits of banks on a random basis, as well as for cause. The BaFin is also responsible for auditing internal risk models used by a bank for regulatory purposes. It may require a bank to furnish information and documents in order to ensure that the bank is complying with the Banking Act and its regulations. The BaFin may conduct investigations without having to state a reason for its investigation.
The BaFin may also conduct investigations at a foreign entity that is part of a bank’s group for regulatory purposes. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.
The BaFin may attend meetings of a bank’s supervisory board and shareholders’ meetings. It also has the authority to require that such meetings be convened.
ENFORCEMENT POWERS
The BaFin has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank’s managers from office, transfer their responsibilities in whole or in part to a special commissioner or prohibit them from exercising their current managerial capacities. If a bank’s Own Funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy the deficiency within a certain period, then the BaFin may prohibit or restrict the bank from distributing profits or extending credit. This prohibition also applies to the parent bank of a group of institutions in the event that the Own Funds of the group are inadequate on a consolidated basis. If a bank fails to meet the liquidity requirements, the BaFin may also prohibit the bank from making further investments in illiquid assets. The BaFin may also order a bank to adopt measures to contain risks if such risks result from particular types of transactions or systems used by the bank.
If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:

20-F // ITEM 4: INFORMATION ON THE COMPANY
—	issuing instructions relating to the management of the bank;

—	prohibiting the acceptance of deposits and the extension of credit;

—	order that certain measures to reduce risks are taken;

—	prohibiting or restricting the bank’s managers from carrying on their functions; and

—	appointing supervisors.
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
Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. Investor compensation institutions are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Investor compensation institutions’ liabilities for failed banks are limited to 90 % of the aggregate value of each creditor’s deposits with the bank and to 90 % of the aggregate value of obligations arising from securities transactions. The maximum liability of an investor compensation institution to any one creditor is limited to € 20,000.
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

VOLUNTARY DEPOSIT PROTECTION SYSTEM
Liabilities to creditors that are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 30 % of the bank’s core capital and supplementary capital (to the extent that supplementary capital does not exceed 25 % of core capital). Liabilities to other banks and other specified institutions, and obligations of banks represented by instruments in bearer form, are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.
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
DBTCA is a New York state-chartered bank and a member of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). As such, DBTCA is subject to regulation, supervision and examination by the Federal Reserve System and the New York State Banking Department and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is an FDIC-insured Delaware state-chartered bank, but is not a member of the Federal Reserve System. As a state non-member bank, it is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Our New York branch is supervised by the Federal Reserve System and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. Our federally-chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which we conduct banking operations, including New Jersey.
RESTRICTIONS ON ACTIVITIES
As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5 % of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including our New York branch and DBTCA) are also restricted from engaging in certain “tying” arrangements involving products and services.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
Under U.S. law, our activities and those of our subsidiaries are generally limited to the business of banking, managing or controlling banks, and other activities that the Federal Reserve Board has determined to be a proper incident to banking or managing or controlling banks. Following the Gramm-Leach Bliley Act of 1999 (the GLB Act), however, qualifying bank holding companies and foreign banks that become financial holding companies may engage in a substantially broader range of nonbanking activities in the United States, including securities, merchant banking, insurance and other financial activities, in many cases, without prior notice to, or approval from, the Federal Reserve Board or any other U.S. banking regulator. We became a financial holding company in March 2000 and, so long as we maintain that designation, we are able to engage in this broader range of activities. As a non-U.S. bank, we are generally authorized under the Bank Holding Company Act and Federal Reserve Board regulations to acquire a non-U.S. company engaged in nonfinancial activities provided that the company’s U.S. operations do not exceed thresholds specified in Federal Reserve Board regulations and certain other conditions are met. In addition, under the merchant banking authority granted by the GLB Act and Federal Reserve Board regulations, we and our nonbank subsidiaries may, as a general matter, invest in companies that engage in activities that are not financial in nature, as long as we limit the duration of the investment to ten (and, in certain cases, fifteen) years, do not routinely manage any such portfolio company and do not engage in any cross-marketing with our U.S. branch or bank subsidiaries.
Our status as a financial holding company, and resulting ability to engage in the broader range of activities permitted under the GLB Act, are dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain capital ratios comparable to those of a well-capitalized U.S. bank, including a Tier I risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%. If we or one of our U.S. depository institutions cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue activities and investments authorized under the GLB Act or terminate our U.S. banking operations.
The U.S. is party to the Basel Capital Accord, and the U.S. bank regulatory authorities have adopted risk-based capital requirements for U.S. banks and bank holding companies that are generally consistent with the Accord. In addition, the U.S. regulatory authorities have adopted “leverage” capital requirements that generally require U.S. banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis). As described previously, the Basel Committee has developed a revised capital framework — i.e., Basel II. While the EU intends to apply Basel II to all banks and investment firms, the U.S. bank regulatory agencies have proposed taking a different approach, mandating that only the largest internationally active banks be required to comply with Basel II. (Other banks may have the option to “opt into” Basel II or remain subject to a modified version of the original Accord.) Our two U.S. depository institution subsidiaries would currently appear to fall within the group of mandated Basel II banks for purposes of the proposed U.S. regulation. As drafted, the proposed regulation would not disturb the current policy of the Federal Reserve Board not to apply U.S. capital guidelines to our U.S. subsidiaries that are also registered as bank holding companies by virtue of their direct and indirect ownership of the two U.S. depository institution subsidiaries. Guidelines for the U.S. implementation of Basel II, however, are still in development and, thus, we are unable to predict how the application of Basel II in the United States may affect our capital requirements.

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
In addition, the so-called “push-out” provisions of the GLB Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. The rules of the Securities and Exchange Commission narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003. In December 2006, the Securities and Exchange Commission and the Federal Reserve Board issued a joint rulemaking proposal that would implement the GLB requirement to narrow the exclusion of banks from the definition of “broker”, which is proposed to become effective with respect to a bank on the first day of its fiscal year commencing after June 30, 2008 (for DBTCA, January 1, 2009). As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been or will be restructured or transferred to one or more U.S. registered broker-dealer subsidiaries.
Additionally, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may engage only in activities that would be permissible for their federally chartered or licensed counterparts, unless the FDIC (in the case of DBTCA) or the Federal Reserve Board (in the case of our New York branch) determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund (in the case of DBTCA) and is consistent with sound banking practices (in the case of DBTCA and our New York branch). United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of our New York branch).
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
OUR NEW YORK BRANCH
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors. In the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York branch has been, the amount of assets required to be pledged is determined on the basis of sliding scale, whereby the amount required to be pledged as a percentage of third-party liabilities decreases from 1 % to 0.25 % as such liabilities increase from U.S.$1 billion or less to more than U.S.$10 billion

20-F // ITEM 4: INFORMATION ON THE COMPANY
(up to a maximum of U.S.$100 million of assets pledged). Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.
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
DEUTSCHE BANK TRUST COMPANY AMERICAS
DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using a risk-based assessment system adopted by the FDIC pursuant to regulations that became effective January 1, 2007). These assessments can vary between 5 to 7 basis points for well managed and well capitalized banks, and are based on the examination rating accorded a bank by its primary federal regulator (the Federal Reserve Board in the case of DBTCA) and the bank’s long-term debt ratings established by nationally recognized statistical rating organizations.
The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized”. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes undercapitalized, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5 % of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized”. Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to ap-

pointment of a receiver or conservator. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized” under Federal Reserve Board regulations.
OTHER
In the United States, our U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including:
—	sales methods;

—	trade practices among broker-dealers;

—	use and safekeeping of customers’ funds and securities;

—	capital structure;

—	recordkeeping;

—	the financing of customers’ purchases; and

—	the conduct of directors, officers and employees.
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
ORGANIZATIONAL STRUCTURE
We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors. We have provided information on Taunus Corporation’s principal subsidiaries and on the principal subsidiary of DB Capital Markets (Deutschland) GmbH, to give you an idea of their businesses. We have also included Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft, which was just below the quantifiable factors in 2006, but was a significant subsidiary in previous years. We own 100 % of the equity and voting interests in these significant subsidiaries.

20-F // ITEM 4A: UNRESOLVED STAFF COMMENTS

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany

DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1	This company is a holding company for most of our subsidiaries in the United States.

2
This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

3
This company is a subsidiary of Taunus Corporation. Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and a member of, and regulated by, the New York Stock Exchange. It is also regulated by the individual state securities authorities in the states in which it operates.

4	The company serves private individuals, affluent clients and small business clients with banking products.

5
This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, France, Austria, Switzerland, Italy, Poland and Russia.

6	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.
PROPERTY, PLANT AND EQUIPMENT
On December 31, 2006, we operated in 73 countries out of 1,717 facilities around the world, of which 54 % were in Germany. We lease a majority of our offices and branches under long term agreements.
On December 31, 2006, we had premises and equipment with a total book value of approximately € 4.1 billion. Included in this amount were land and buildings with a carrying value of approximately € 2.6 billion, of which approximately € 2.0 billion was for our own operations and € 609 million was held for investment purposes. The total book value of premises and equipment was approximately € 5.1 billion on December 31, 2005. This amount included land and buildings with a carrying value of approximately € 3.5 billion, of which approximately € 2.0 billion was for our own operations and € 1.5 billion was held for investment purposes. The decline in the carrying value of land and buildings held for investment purposes during 2006 was primarily a result of the deconsolidation of Deutsche Wohnen AG, a real estate investment company.
We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses.
See Note [35] to our consolidated financial statements regarding the damage to our property resulting from the September 11 terrorist attacks.
INFORMATION REQUIRED BY INDUSTRY GUIDE 3
Please see “Item 3: Key Information”, “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Credit Loss Experience and Allowance for Loan Losses”, Note [5] to the consolidated financial statements and pages S-1 through S-11 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.
Item 4A: Unresolved Staff Comments
We have not received written comments from the Securities and Exchange Commission regarding our periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this annual report relates, which remain unresolved.

Item 5: Operating and Financial Review and Prospects
OVERVIEW
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-3.
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
FAIR VALUE ESTIMATES
Certain of our financial assets and liabilities are carried at fair value, including trading assets and liabilities, derivatives held for nontrading purposes, securities available for sale and investments held by designated investment companies, which are separate legal entities. Trading assets are securities, derivatives held for trading purposes and trading loans. Nonmarketable equity investments and investments in venture capital companies, in which we do not have a controlling financial interest or significant influence, are carried at historical cost net of declines in fair value below cost that are deemed to be other than temporary. Loans held for sale are carried at the lower of cost or market (LOCOM).
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.
Since the fair value determined might differ from actual net realizable values, the fair value estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain illiquid securities and over-the-counter derivatives, some of which are long-dated or are complex structures. Fair value estimates are also critical for our Corporate Investments Group Division, which holds investments that are not actively traded.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
METHODS OF DETERMINING FAIR VALUE
A substantial percentage of our financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. Where observable prices or inputs are available, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model where the models are standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.
In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans; loans held for sale; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities; nonmarketable equity securities; retained interests in securitizations of financial assets; and investments in venture capital companies. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques.
Valuation adjustments are an integral part of the fair-value process that requires the exercise of judgment. In making appropriate valuation adjustments, we follow methodologies that consider factors such as close-out costs, liquidity and counterparty credit risk.
Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any trade date profit or loss is deferred. We recognize the deferred amount using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). We use such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit or loss is recognized through the profit or loss account when the transaction becomes observable and/or we enter into a derivative transaction that substantially eliminates the instrument’s risk.
We have established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. Where fair value is determined by valuation models, the assumptions and techniques within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. Where the price and parameter inputs are observable, they are verified against independent sources.
Where prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to procedures to assess its reasonableness. Such procedures include assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair-value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market behavior. These procedures require the application of management judgment.

Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Market Risk — Value-at-Risk Analysis.”
ALLOWANCE FOR LOAN LOSSES
 We maintain an allowance for loan losses that represents our estimate of probable losses that have occurred in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses are a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Division because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations.
The specific loss component is the allowance for losses on loans for which management believes that it is probable that we will be unable to collect all of the principal and interest due under the loan agreement. This component comprises the largest portion of our allowance and requires consideration of various underlying factors which include, but are not limited to, the financial strength of our customers, the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our re-evaluation.
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
Our provision for loan losses totaled € 330 million, € 374 million and € 372 million for the years ended December 31, 2006, 2005 and 2004, respectively.
For further discussion on our allowance for loan losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Risk and Capital Management — Credit Loss Experience and Allowance for Loan Losses” and Notes [7] and [8] to the consolidated financial statements.
IMPAIRMENT OF ASSETS OTHER THAN LOANS
 Certain assets, including equity method and other direct investments (including venture capital companies and nonmarketable equity securities), securities available for sale, goodwill and other intangible assets and other assets are

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
subject to impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in fair value, or its cost may not be recoverable. Based on our impairment reviews related to these assets, we recorded total impairment charges of € 108 million in 2006, € 26 million in 2005 and € 135 million in 2004. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.
Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments, other equity interests and securities available for sale resulted in impairment charges of € 28 million in 2006, € 13 million in 2005 and € 96 million in 2004. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and other equity interests, see Note [6] to the consolidated financial statements.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2006 and 2005, goodwill had a carrying amount of € 7.1 billion and € 7.0 billion, respectively, and other intangible assets had a carrying amount of € 1.3 billion and € 1.2 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple divisions. In 2006, a goodwill impairment loss of € 31 million was recorded in the Corporate Investments Group Division relating to a private equity investment in Brazil following changes in local law that restricted that investment’s business activities. In 2005, no impairment charge was deemed necessary. In 2004, an impairment charge of € 19 million was recorded related to intangible assets in Asset and Wealth Management Corporate Division following the termination of certain investment agreements. For further discussion on goodwill and other intangible assets, see Note [12] to the consolidated financial statements.
DEFERRED TAX ASSETS VALUATION ALLOWANCE
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. At December 31, 2006 and December 31, 2005 our consolidated gross deferred tax assets were € 10.2 billion and € 13.0 billion, respectively, and our consolidated gross deferred tax liabilities were € 8.3 billion and € 10.4 billion, respectively. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgments and assumptions. In determining the valuation allowance, we use historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability. At December 31, 2006 and December 31, 2005 our valuation allowance was € 924 million and € 955 million, respectively.

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
As a result of reviews of the factors discussed above related to the adequacy of the valuation allowance, our income tax expense included a debit of € 58 million for 2006, a credit of € 9 million for 2005 and a credit of € 7 million for 2004. The debit in 2006 was due mainly to a decrease in expected realization of operating loss carryforwards available to reduce future tax expense.
For further discussion on our deferred taxes and valuation allowance, see Note [25] to the consolidated financial statements.
LEGAL, REGULATORY AND TAX CONTINGENCIES
The use of estimates is important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax contingencies. We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, “Accounting for Contingencies.” Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and our final liability may ultimately be materially different. Our total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of our litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See “Item 8: Financial Information — Legal Proceedings” and Note [34] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.
EFFECTS OF 1999/2000 GERMAN TAX REFORM LEGISLATION AND ACCOUNTING FOR INCOME TAXES
You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes resulted in a negative impact on our results of operations in 2005, 2004, 2003 and 2002. These impacts resulted in tax income of € 1 million in 2006, and a tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003 and € 2.8 billion in 2002. We therefore recommend that you also consider our net income for the years 2002 through 2006, excluding the effect of the impact of changes in income tax rates when you compare these years to one another and to earlier and future periods.
Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45 % to 40%. In October 2000, the German government enacted comprehensive tax reform legislation.
The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:
—
The corporate income tax rate declined, beginning on January 1, 2001, to 25 % for all corporate profits. Until the end of 2000, the rates were 40 % for retained profits and 30 % for distributed profits.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
—
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
The adjustments to deferred tax liabilities related to eligible equity securities, however, did not result in an adjustment to the deferred tax provisions that had accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:
—
When we sell each eligible equity security, we recognize tax expense in the period of its sale equal to that investment security’s share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 2.1 billion on both December 31, 2006 and December 31, 2005.

—
This means that, regardless of the size of the realized gains, if any, on subsequent sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.

—
Although we recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, realized gains on sales of these securities in the years 2001 through 2006 have not resulted in any taxes actually payable in cash. In other words, all of the deferred tax benefit and expense amounts were noncash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders’ equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the income tax expense will have its effect, are both components of shareholders’ equity.

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

in € bn.	2006	2005	2004	2003	2002
Market value	4.8	4.1	5.4	6.3	5.3

Cost	2.2	2.2	4.0	4.6	5.0

Unrealized gains in other comprehensive income	2.6	1.9	1.4	1.7	0.3

Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.1	2.1	2.7	2.8	2.9

Other comprehensive income (loss), net	0.5	(0.2)	(1.3)	(1.1)	(2.6)

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in the years 2002 through 2006, when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax benefit of € 1 million in 2006, and as tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003 and € 2.8 billion in 2002. The small tax benefit in 2006 arose because we sold securities in 2006 that had a small net loss when the tax law changed in 1999/2000. In the years 2002 through 2005, we sold securities that had significant net gains when the tax law changed, resulting in significant tax expenses in the years of sale.
Neither the release of the deferred tax liability with an impact on the income statement nor the reversal of the offset amount in other comprehensive income with an impact on the income statement has an economic effect. They do not affect the bank’s tax position vis-à-vis the tax authorities. The initial release did not lead to a tax refund from the tax authorities and likewise, the sale and the reversal of the offset amount will not create a tax liability to the tax authorities. The only tax payable is on 5 % of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations effectively became subject to tax on 5 % of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.
Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale is included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP-specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
You should read the following discussion and analysis in conjunction with the consolidated financial statements.
EXECUTIVE SUMMARY
The global economy was strong in 2006, growing by 5%. A slight slowing of the U.S. economy, as the Federal Reserve continued to raise interest rates and the real estate market cooled, was counterbalanced by sustained strong growth in Asia’s emerging economies, notably China and India. In the Eurozone, we saw a sustained economic upswing. Good economic fundamentals were reflected in the world’s financial markets, which developed strongly as a whole despite varying market conditions during the year. The very favorable environment during the first quarter was followed by increasing volatility in May and June with corrections in equity markets worldwide. As the year progressed, financial markets once again stabilized and equity markets recovered strongly, in both mature and emerging markets. The MSCI World, Euro STOXX 50 and DAX 30 reached six-year highs, and in the U.S., the Dow Jones Industrial Average reached a new all-time high. We reaped substantial benefits from this generally favorable environment. We believe that we reaped these benefits because our business model has become more efficient, we hold leading positions in key businesses and we possess a global network. We also profited because we maintained a leading position in our home market, Germany. We generated higher revenues in most business areas, which combined with performance-related expense growth, decreased loan loss provisions and lower tax expenses, resulted in a significant increase in profitability.
Income before income tax expense increased from € 6.1 billion in 2005 to € 8.1 billion in 2006. These results included restructuring charges related to the Business Realignment Program of € 192 million in 2006 and € 767 million in 2005. We reported a pre-tax return on average active equity of 30 % in 2006, a substantial improvement over 24 % in 2005 (pre-tax return on average total shareholders’ equity was 26 % and 22%, for 2006 and 2005, respectively). Net income for 2006 increased by 70 % to € 6.0 billion compared to € 3.5 billion in 2005. Results in 2006 included € 355 million of corporate tax credits due to changes, in 2006, in the German corporate income tax law. Diluted earnings per share grew significantly by 66 % to € 11.55.
Compared to 2005, total net revenues excluding the provision for loan losses increased by € 2.7 billion, or 11%, to € 28.3 billion in 2006. Net interest and trading revenues were up € 918 million, or 15%, and € 818 million, or 11%, respectively. This growth was primarily attributable to the record performance of our Sales & Trading businesses, which achieved total revenues (net interest, trading, fee and other revenues) of € 13.1 billion, up 23 % from the previous year. Most of our businesses performed very strongly, driven by innovative, “intellectual capital” businesses. Commission and fee revenues improved by € 1.5 billion to € 11.5 billion in 2006, driven by strong results in our origination/advisory, investment management and transaction service businesses. Revenues from our portfolio of securities available for sale declined significantly compared to 2005, mainly due to prior year gains from the reduction of our stake in DaimlerChrysler AG.
Our total noninterest expenses were € 19.9 billion in 2006 compared to € 19.2 billion in 2005. This increase was primarily attributable to higher performance-related bonuses, in line with strong business results, and continued investments in growth businesses. Partly offsetting the increase was a decline of € 575 million in restructuring charges to € 192 million in 2006.
In 2006, the provision for loan losses was € 330 million compared to € 374 million in 2005. The level in 2006 reflected the continuation of our growth strategy in the consumer lending business, more than offset by releases and recoveries from successful workout activities. At the end of 2006, problem loans were € 3.3 billion, down 15 % from € 3.9 billion at the end of 2005, reflecting the quality of our loan book, tight credit risk management, the positive results of workout processes and the overall benign credit environment.

FINANCIAL RESULTS
The following table presents our condensed consolidated statement of income for 2006, 2005 and 2004.

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m.	2006	2005	2004	in €	in %	in €	in %

Net interest revenues	6,919	6,001	5,182	918	15	819	16

Provision for loan losses	330	374	372	(44)	(12)	2	1

Net interest revenues after provision for loan losses	6,589	5,627	4,810	962	17	817	17

Commissions and fee revenues	11,544	10,089	9,506	1,455	14	582	6

Trading revenues, net	8,247	7,429	6,186	818	11	1,243	20

Net gains on securities available for sale	407	1,055	235	(648)	(61)	821	N/M

Net income (loss) from equity method investments	512	418	388	94	22	30	8

Other noninterest revenues	709	648	421	61	9	227	54

Total noninterest revenues	21,419	19,639	16,736	1,780	9	2,903	17

Total net revenues	28,008	25,266	21,546	2,742	11	3,719	17

Compensation and benefits	12,649	10,993	10,222	1,656	15	771	8

Goodwill impairment/impairment of intangibles	31	–	19	31	N/M	(19)	N/M

Restructuring activities	192	767	400	(575)	(75)	367	92

Other noninterest expenses	7,011	7,394	6,876	(383)	(5)	518	8

Total noninterest expenses	19,883	19,154	17,517	729	4	1,637	9

Income before income tax expense and cumulative effect of accounting changes	8,125	6,112	4,029	2,013	33	2,083	52

Income tax expense	2,186	2,039	1,437	147	7	602	42

Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120	(545)	N/M	424	N/M

Income before cumulative effect of accounting changes, net of tax	5,940	3,529	2,472	2,411	68	1,056	43

Cumulative effect of accounting changes, net of tax	46	–	–	46	N/M	–	–

Net income	5,986	3,529	2,472	2,457	70	1,056	43

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

in € m. (except		Per share	Per share		Per share	Per share		Per share	Per share
per share amounts)	2006	(basic)	(diluted)	2005	(basic)	(diluted)	2004	(basic)	(diluted)

Net income	5,986	13.31	11.55	3,529	7.62	6.95	2,472	5.02	4.53

Add (deduct):
Reversal of 1999/2000 credits for tax rate changes	(1)	–	–	544	1.18	1.07	120	0.24	0.23
Cumulative effect of accounting changes, net of tax	(46)	(0.10)	(0.09)	–	–	–	–	–	–

Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	5,939	13.20	11.46	4,073	8.80	8.02	2,592	5.26	4.76

Net income above included pre-tax gains of € 10 million in 2006, € 750 million in 2005 and € 140 million in 2004 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.
NET INTEREST REVENUES
The following table sets forth data related to our net interest revenues.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m. (except percentages)	2006	2005	2004	in €	in %	in €	in %

Total interest revenues	55,217	41,708	28,023	13,509	32	13,685	49

Total interest expenses	48,298	35,707	22,841	12,591	35	12,866	56

Net interest revenues	6,919	6,001	5,182	918	15	819	16

Average interest-earning assets[1]	978,849	866,750	751,557	112,099	13	115,193	15

Average interest-bearing liabilities[1]	909,435	809,321	695,094	100,114	12	114,227	16

Gross interest yield[2]	5.64%	4.81%	3.73%	0.83 ppt	17	1.08 ppt	29

Gross interest rate paid[3]	5.31%	4.41%	3.29%	0.90 ppt	20	1.12 ppt	34

Net interest spread[4]	0.33%	0.40%	0.44%	(0.07)ppt	(18)	(0.04)ppt	(9)

Net interest margin[5]	0.71%	0.69%	0.69%	0.01 ppt	2	–	–

ppt – Percentage points

1	Average balances for each year are calculated based upon month-end balances.

2	Gross interest yield is the average interest rate earned on our average interest-earning assets.

3	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5	Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.
Net interest revenues in 2006 were € 6.9 billion, an increase of € 918 million from 2005. Average interest-bearing volumes of assets and liabilities increased by € 112.1 billion and € 100.1 billion respectively, the overall net interest spread narrowed by 7 basis points and our net interest margin increased by 1 basis point. Much of the increase in net interest revenues was related to Sales & Trading (equity) activity and was largely offset by decreased trading revenues from related activity. Interest revenues from loans increased along with rising interest rates and expansions of our average loans outstanding year-on-year. Our overall funding costs rose by 90 basis points due primarily to the higher interest rates in the U.S. and the Euro zone, in line with rate decisions of the Federal Reserve and the European Central Bank.
The development of our net interest revenues is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives is reported in interest revenues and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading revenues.
TRADING REVENUES, NET
The following table sets forth data related to our trading revenues.

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m. (except percentages)	2006	2005	2004	in €	in %	in €	in %

CIB – Sales & Trading (equity)	2,577	3,273	2,192	(696)	(21)	1,081	49

CIB – Sales & Trading (debt and other products)	5,747	3,726	3,667	2,021	54	59	2

Other trading revenues	(77)	430	327	(507)	N/M	103	31

Total trading revenues, net	8,247	7,429	6,186	818	11	1,243	20

Trading revenues from CIB — Sales & Trading (equity) decreased by € 696 million; as mentioned previously this decrease was more than offset by higher net interest revenues. The significant increase in Sales & Trading (debt & other products) reflected in particular the strong performances in rates and credit trading and emerging markets. The decrease in other trading revenues was driven by mark-to-market losses from credit default swaps used to hedge our investment-grade loan exposure in 2006 compared to gains in 2005.

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
The following table sets forth data relating to our combined net interest and trading revenues by group division and product within the Corporate and Investment Bank.

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m.	2006	2005	2004	in €	in %	in €	in %

Net interest revenues	6,919	6,001	5,182	918	15	819	16

Trading revenues, net	8,247	7,429	6,186	818	11	1,243	20

Total net interest and trading revenues	15,166	13,430	11,368	1,736	13	2,062	18

Breakdown by Group Division/CIB product[1]:

Sales & Trading (equity)	2,739	2,465	1,595	273	11	871	55
Sales & Trading (debt and other products)	8,027	6,434	5,368	1,593	25	1,065	20
Total Sales & Trading	10,765	8,899	6,963	1,866	21	1,936	28

Loan products[2]	345	764	696	(419)	(55)	68	10

Transaction services	1,074	915	830	159	17	85	10

Remaining products[3]	(38)	(20)	(135)	(18)	90	115	(85)

Total Corporate and Investment Bank	12,147	10,558	8,354	1,589	15	2,204	26

Private Clients and Asset Management	2,955	2,818	2,923	137	5	(105)	(4)

Corporate Investments	(16)	37	118	(53)	N/M	(81)	(69)

Consolidation & Adjustments	80	17	(26)	63	N/M	43	N/M

Total net interest and trading revenues	15,166	13,430	11,368	1,736	13	2,062	18

N/M — Not meaningful

1	Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

2	Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure.

3	Includes origination, advisory and other products.
CORPORATE AND INVESTMENT BANK (CIB). The significant increase in combined net interest and trading revenues from sales and trading products of 21 % to € 10.8 billion reflected large increases across the Sales & Trading (debt & other products) platform, with particularly strong performances in rates and credit trading. Significant improvements in Sales & Trading (equity) also contributed to the increases. In Loan products, combined net interest and trading revenues declined by € 419 million primarily due to mark-to-market losses on credit risk hedge positions in 2006 compared to gains in 2005. The increase of € 159 million in Transaction services was due to higher interest revenues from Cash Management products and from Trust & Securities Services.
PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest and trading revenues were € 3.0 billion in 2006, an increase of € 137 million, or 5%, compared to 2005, mainly due to higher loan volumes and to improved deposit margins.
CORPORATE INVESTMENTS (CI). Results include the cost of carrying CI’s investment portfolio. The decrease of € 53 million to a loss of € 16 million included lower dividend income from our smaller industrial holdings portfolio.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
PROVISION FOR LOAN LOSSES
Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12%, from the prior year, reflecting tight credit risk management, positive results of workout processes and the overall benign credit environment. In 2006, our loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”.
NONINTEREST REVENUES, EXCLUDING TRADING REVENUES

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m.	2006	2005	2004	in €	in %	in €	in %

Commissions and fee revenues[1]	11,544	10,089	9,506	1,455	14	582	6

Net gains on securities available for sale	407	1,055	235	(648)	(61)	821	N/M

Net income from equity method investments	512	418	388	94	22	30	8

Other noninterest revenues	709	648	421	61	9	227	54

Total noninterest revenues, excluding trading revenues	13,172	12,210	10,550	962	8	1,660	16

N/M – Not meaningful

1 Includes

	2006	2005	2004	in €	in %	in €	in %

Commissions and fees from fiduciary activities:

Commissions for administration	440	396	281	44	11	115	41

Commissions for assets under management	3,363	3,009	2,847	354	12	163	6

Commissions for other securities business	192	151	83	41	27	67	81

Total	3,995	3,556	3,211	439	12	345	11

Commissions, broker’s fees, markups on securities underwriting and other securities activities:

Underwriting and advisory fees	2,629	2,059	1,793	570	28	266	15

Brokerage fees	2,390	1,998	1,918	392	20	80	4

Total	5,019	4,057	3,711	962	24	346	9

Fees for other customer services	2,530	2,476	2,584	54	2	(108)	(4)

Total commissions and fee revenues	11,544	10,089	9,506	1,455	14	582	6

COMMISSIONS AND FEE REVENUES. Total 2006 commissions and fee revenues were € 11.5 billion, an increase of € 1.5 billion compared with 2005. The increase of € 439 million in commissions and fees from fiduciary activities mainly resulted from higher performance fees in AWM’s Real Estate business. Underwriting and advisory fees increased by € 570 million, mainly attributable to CIB’s Corporate Finance business. Brokerage fees were up € 392 million with Equities in CIB having the most significant impact.
NET GAINS ON SECURITIES AVAILABLE FOR SALE. Total net gains on securities available for sale were € 407 million in 2006, down € 648 million compared to 2005. The 2006 result was mainly attributable to CIB’s sales & trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to selling part of our investment in Linde AG. Results in 2005 included € 666 million gains from the reduction of our stake in DaimlerChrysler AG. Additionally, the gains from the disposal of our interest in Südzucker AG and from the partial disposal of HCL Technologies Ltd. contributed to the 2005 results.
NET INCOME FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 512 million and € 418 million in 2006 and 2005, respectively. The key contributors in 2006 were equity method investments in CI and CIB’s sales & trading areas, and disposal gains from our real estate investments in AWM. In 2005, the profit was also mainly driven by CI and CIB’s sales & trading areas. Significantly impacting CI’s equity method income in both years was the disposal of our investment in EUROHYPO AG with sales gains of € 85 million and € 44 million in 2006 and 2005, respectively.

OTHER NONINTEREST REVENUES.Total other noninterest revenues were € 709 million in 2006, an increase of € 61 million compared to 2005. The improvement resulted from higher net gains from loans held for sale and the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. These factors were partly offset by several decreasing items, such as lower results from qualifying hedges and a decline in both net gains related to premises and businesses sold.
NONINTEREST EXPENSES
The following table sets forth information on our noninterest expenses.

				2006 increase (decrease)		2005 increase (decrease)
				from 2005		from 2004
in € m.	2006	2005	2004	in €	in %	in €	in %

Compensation and benefits	12,649	10,993	10,222	1,656	15	771	8

Other noninterest expenses[1]	7,011	7,394	6,876	(383)	(5)	518	8

Goodwill impairment/impairment of intangibles	31	–	19	31	N/M	(19)	N/M

Restructuring activities	192	767	400	(575)	(75)	366	92

Total noninterest expenses	19,883	19,154	17,517	729	4	1,637	9

N/M – Not meaningful

1 Includes:

	2006	2005	2004	in €	in %	in €	in %

Net occupancy expense of premises	1,020	1,014	1,258	6	1	(244)	(19)

Furniture and equipment	157	169	178	(12)	(7)	(9)	(5)

IT costs	1,586	1,539	1,726	47	3	(187)	(11)

Agency and other professional service fees	1,202	895	824	307	34	72	9

Communication and data services	634	599	599	35	6	–	–

Other expenses	2,412	3,178	2,291	(766)	(24)	886	39

Total other noninterest expenses	7,011	7,394	6,876	(383)	(5)	518	8

COMPENSATION AND BENEFITS. The increase of € 1.7 billion in 2006 compared to 2005 was mainly driven by higher performance-related compensation due to improved operating results across almost all businesses. Also contributing to the increase were higher severance payments, which were up € 105 million in 2006, and higher salaries and benefits following our hiring initiatives in growth businesses.
OTHER NONINTEREST EXPENSES. Total other noninterest expenses decreased by € 383 million in 2006. The decrease of € 766 million in “Other expenses” was mainly attributable to significant 2005 provisions for both legal exposures and investor compensation related to the real estate fund grundbesitz-invest, as well as a provision release relating to grundbesitz-invest, in 2006. The remaining other noninterest expenses increased mainly due to transaction- and revenue-related expenses, primarily reflected in agency and other professional service fees.
GOODWILL IMPAIRMENT/IMPAIRMENT OF INTANGIBLES. The current year included a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment in CI.
RESTRUCTURING ACTIVITIES. We continued our Business Realignment Program in 2006, with restructuring charges totaling € 192 million compared to € 767 million in 2005. For further information on restructuring activities see Note [28] to our consolidated financial statements.
INCOME TAX EXPENSE
Income tax expense was € 2.2 billion in 2006 compared to € 2.6 billion in 2005. The decrease was primarily attributable to the effect of a German tax law change for the refund of prior years distribution tax credits, which resulted in the accelerated recognition of € 355 million of corporate tax credits. The tax expense was further reduced by the settlement of tax audits in some regions at favorable terms. The reversal of 1999/2000 credits for German tax rate changes led to an income tax benefit of € 1 million in 2006 compared to a € 544 million tax expense in 2005. The actual effec-

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
tive tax rates were 27 % in 2006 and 42 % in 2005. Excluding the effect of the reversal, our effective tax rates were 27 % in 2006 but 33 % in 2005.
RESULTS OF OPERATIONS BY SEGMENT (2006 VS. 2005)
The following is a discussion of the results of our business segments. See Note [27] to the consolidated financial statements for information regarding
—	our organizational structure;
—	effects of significant acquisitions and divestitures on segmental results;
—	changes in the format of our segment disclosure;
—	the framework of our management reporting systems;
—	consolidating and other adjustments to the total results of operations of our business segments;
—	definitions of non-GAAP financial measures that are used with respect to each segment, and
—	the rationale for excluding items in deriving the measures.
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2006. For further discussion of our business segments, see “Item 4: Information on the Company” and Note [27] to the consolidated financial statements. Segment results were prepared in accordance with our management reporting systems.

2006	Corporate	Private	Corporate	Total Man-	Consolida-	Total Con-
	and Invest-	Clients and	Investments	agement	tion & Ad-	solidated
	ment Bank	Asset Man-		Reporting	justments
in € m. (except percentages)		agement

Net revenues[2]	18,712	9,191	613	28,516	(178)	28,338

Provision for loan losses	(55)	368	18	330	(0)	330

Provision for off-balance sheet positions	(33)	(1)	(15)	(50)	0	(50)

Total provision for credit losses	(88)	366	2	281

Operating cost base[1]	12,894	6,760	133	19,787

Policyholder benefits and claims	–	53	–	53	4	57

Minority interest	26	(1)	(6)	20	(1)	19

Restructuring activities	99	91	1	192	–	192

Goodwill impairment/impairment of intangibles	–	–	31	31	–	31

Total noninterest expenses[3]	13,019	6,904	160	20,082	(150)	19,933

Income (loss) before income taxes[4]	5,781	1,921	451	8,153	(28)	8,125

Add (deduct):
Net (gains) from businesses sold/held for sale	–	(54)	–	(54)
Significant equity pick-ups/net (gains) from investments	–	–	(356)	(356)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(134)	(134)
Net (gains) on the sale of premises			(12)	(12)
Restructuring activities	99	91	1	192
Goodwill impairment/impairment of intangibles	–	–	31	31

Underlying pre-tax profit	5,880	1,958	(20)	7,819

Cost/income ratio in %	70	75	26	70	N/M	70

Underlying cost/income ratio in %	69	74	121	71

Assets[5]	1,012,050	129,740	17,406	1,119,235	6,995	1,126,230

Risk-weighted positions (BIS risk positions)	191,892	76,407	5,354	273,653	1,984	275,637

Average active equity[6]	17,701	7,249	1,106	26,055	713	26,768

Return on average active equity in %	33	27	41	31	N/M	30

Underlying return on average active equity in %	33	27	(2)	30

N/M – Not meaningful

1 Includes

Severance payments	100	23	0	123	33	156

2	Net interest revenues and noninterest revenues.

3	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

4	Before cumulative effect of accounting changes.

5	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

6	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2005	Corporate	Private	Corporate	Total Man-	Consolida-	Total Con-
	and Invest-	Clients and	Investments	agement	tion & Ad-	solidated
	ment Bank	Asset Man-		Reporting	justments
in € m. (except percentages)		agement

Net revenues[2]	15,923	8,589	1,229	25,741	(102)	25,640

Provision for loan losses	32	342	(0)	374	0	374

Provision for off-balance sheet positions	(22)	(2)	(0)	(24)	(0)	(24)

Total provision for credit losses	10	340	(1)	350

Operating cost base[1]	11,122	6,339	181	17,642

Policyholder benefits and claims	–	49	–	49	3	52

Minority interest	37	30	(2)	66	(11)	55

Restructuring activities	417	346	2	767	–	767

Goodwill impairment/impairment of intangibles	–	–	–	–	–	–

Total noninterest expenses[3]	11,577	6,766	181	18,523	654	19,178

Income (loss) before income taxes[4]	4,336	1,484	1,049	6,868	(756)	6,112

Add (deduct):
Net (gains) from businesses sold/held for sale	0	(90)	–	(90)
Significant equity pick-ups/net (gains) from investments	–	–	(156)	(156)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(801)	(801)
Net (gains) on the sale of premises	–	–	(57)	(57)
Restructuring activities	417	346	2	767
Goodwill impairment/impairment of intangibles	–	–	–	–

Underlying pre-tax profit	4,753	1,740	37	6,531

Cost/income ratio in %	73	79	15	72	N/M	75

Underlying cost/income ratio in %	70	75	84	72

Assets[5]	881,649	123,640	15,025	984,184	7,977	992,161

Risk-weighted positions (BIS risk positions)	167,753	74,064	7,448	249,264	1,938	251,202

Average active equity[6]	14,385	6,700	3,047	24,132	998	25,130

Return on average active equity in %	30	22	34	28	N/M	24

Underlying return on average active equity in %	33	26	1	27

N/M – Not meaningful

1 Includes

Severance payments	17	21	(0)	38	13	51

2	Net interest revenues and noninterest revenues.

3	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

4	Before cumulative effect of accounting changes.

5
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

6	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2004	Corporate	Private	Corporate	Total Man-	Consolida-	Total Con-
	and Invest-	Clients and	Investments	agement	tion & Ad-	solidated
	ment Bank	Asset Man-		Reporting	justments
in € m. (except percentages)		agement

Net revenues[2]	13,418	8,020	621	22,058	(140)	21,918

Provision for loan losses	89	264	19	372	–	372

Provision for off-balance sheet positions	(65)	(1)	0	(65)	–	(65)

Total provision for credit losses	24	263	19	307

Operating cost base[1]	10,329	6,204	414	16,948

Policyholder benefits and claims	–	50	–	50	210	260

Minority interest	5	1	(1)	4	(1)	3

Restructuring activities	299	98	3	400	–	400

Goodwill impairment/impairment of intangibles	–	19	–	19	–	19

Total noninterest expenses[3]	10,633	6,371	416	17,420	162	17,582

Income (loss) before income taxes[4]	2,760	1,385	186	4,331	(302)	4,029

Add (deduct):
Net (gains) from businesses sold/held for sale	(31)	(8)	(38)	(76)
Significant equity pick-ups/net (gains) from investments	–	–	(148)	(148)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(176)	(176)
Net (gains) on the sale of premises	–	–	(20)	(20)
Restructuring activities	299	98	3	400
Goodwill impairment/impairment of intangibles	–	19	–	19

Underlying pre-tax profit (loss)	3,029	1,494	(194)	4,329

Cost/income ratio in %	79	79	67	79	N/M	80

Underlying cost/income ratio in %	77	78	174	79

Assets[5]	729,888	113,554	16,442	832,641	7,427	840,068

Risk-weighted positions (BIS risk positions)	139,125	65,678	10,242	215,045	1,742	216,787

Average active equity[6]	12,860	6,730	3,933	23,522	1,256	24,778

Return on average active equity in %	21	21	5	18	N/M	16

Underlying return on average active equity in %	24	22	(5)	18

N/M – Not meaningful

1 Includes

Severance payments	169	101	1	271	10	282

2	Net interest revenues and noninterest revenues.

3	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

4	Before cumulative effect of accounting changes.

5
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

6	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
GROUP DIVISIONS
CORPORATE AND INVESTMENT BANK GROUP DIVISION
The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005	2004

Net revenues:

Sales & Trading (equity)	4,080	3,316	2,492

Sales & Trading (debt and other products)	9,046	7,337	6,298

Origination (equity)	760	647	499

Origination (debt)	1,328	1,017	916

Advisory	783	604	488

Loan products	805	1,252	1,137

Transaction services	2,228	1,975	1,865

Other	(318)	(225)	(277)

Total net revenues	18,712	15,923	13,418

Therein: Net interest and trading revenues	12,147	10,558	8,354

Provision for credit losses:

Provision for loan losses	(55)	32	89

Provision for off-balance sheet positions	(33)	(22)	(65)

Total provision for credit losses	(88)	10	24

Noninterest expenses[1]:

Operating cost base	12,894	11,122	10,329

Minority interest	26	37	5

Restructuring activities	99	417	299

Goodwill impairment	–	–	–

Total noninterest expenses[1]	13,019	11,577	10,633
Therein: Severance payments	100	17	169

Income before income taxes	5,781	4,336	2,760

Add (deduct):
Net (gains) from businesses sold/held for sale	–	0	(31)
Restructuring activities	99	417	299
Goodwill impairment	–	–	–

Underlying pre-tax profit	5,880	4,753	3,029

Cost/income ratio in %	70	73	79

Underlying cost/income ratio in %	69	70	77

Assets	1,012,050	881,649	729,888

Risk-weighted positions (BIS risk positions)	191,892	167,753	139,125

Average active equity[2]	17,701	14,385	12,860

Return on average active equity in %	33	30	21

Underlying return on average active equity in %	33	33	24

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

CORPORATE BANKING & SECURITIES CORPORATE DIVISION
The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005	2004

Net revenues:

Sales & Trading (equity)	4,080	3,316	2,492

Sales & Trading (debt and other products)	9,046	7,337	6,298

Origination (equity)	760	647	499

Origination (debt)	1,328	1,017	916

Advisory	783	604	488

Loan products	805	1,252	1,137

Other	(318)	(225)	(308)

Total net revenues	16,484	13,948	11,521

Provision for credit losses:

Provision for loan losses	(58)	25	79

Provision for off-balance sheet positions	(1)	3	(66)

Total provision for credit losses	(59)	28	14

Noninterest expenses[1]:

Operating cost base	11,354	9,650	8,724

Minority interest	26	37	5

Restructuring activities	77	330	271

Goodwill impairment	–	–	–

Total noninterest expenses[1]	11,458	10,017	9,001
Therein: Severance payments	97	18	154

Income before income taxes	5,086	3,903	2,507

Add (deduct):
Net (gains) losses from businesses sold/held for sale	–	–	–
Restructuring activities	77	330	271
Goodwill impairment	–	–	–

Underlying pre-tax profit	5,163	4,233	2,778

Cost/income ratio in %	70	72	78

Underlying cost/income ratio in %	69	69	76

Assets	1,003,273	872,977	721,730

Risk-weighted positions (BIS risk positions)	177,672	155,447	128,045

Average active equity[2]	16,610	13,070	11,479

Return on average active equity in %	31	30	22

Underlying return on average active equity in %	31	32	24

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
COMPARISON BETWEEN 2006 AND 2005
Income before income taxes increased by € 1.2 billion to € 5.1 billion for the year ended December 31, 2006. The improvement was driven by revenue growth of 18%, reflecting record revenues for the year, while noninterest expenses increased by 14 % driven by performance-related compensation. Underlying pre-tax profit, which excludes restructuring charges of € 77 million in 2006 and € 330 million in 2005, increased by € 930 million to € 5.2 billion in 2006.
Net revenues of € 16.5 billion in 2006 were € 2.5 billion higher than net revenues of € 13.9 billion in 2005.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Sales & Trading (debt and other products) revenues were a record € 9.0 billion in 2006 and increased by € 1.7 billion compared to 2005. Sales & Trading (equity) revenues were € 4.1 billion, up by € 764 million versus 2005, to their highest level in 5 years.
The improved earnings in our Debt and Equity franchises continued to reflect our leadership positions in high-value structured products including credit, equity, foreign exchange and interest rate derivatives, distressed debt and securitized products. Both investing and issuing clients showed strong demand for these products throughout the year. In particular, credit and equity derivatives benefited from increasingly widespread customer demand and a growing range of client solutions. Emerging markets also remained robust, with our emerging markets equity business in particular posting substantial increases in revenues versus 2005. While customer business remained the predominant source of our sales and trading earnings, we also benefited from a good level of revenues from our designated proprietary positions in favorable market conditions. Margin compression remained significant in more mature “flow” businesses such as cash equities, foreign exchange and money markets. We nonetheless achieved significant revenue growth in these business lines by continuing to increase market share and leveraging technology.
Revenues from Origination and Advisory were a record € 2.9 billion, € 603 million higher than in 2005. Origination (debt) revenues continued to be driven by high levels of leveraged finance activity with the combined market fees from high-yield bonds and syndicated loans exceeding equity market fees for the year by nearly U.S.$ 2 billion. Due to our leading position in leveraged finance, we maintained a top 5 position globally in the fee league tables in both high-yield bonds and syndicated loans for the year. We also maintained a top 5 position for the year in high-grade bonds. In Origination (equity) our market share of the equity fee pool increased in both the Americas and Asia Pacific excluding Japan. In Advisory, we achieved a ranking of 4 in Europe, Middle East and Africa (“EMEA”) and gained market share in the Americas as measured by share of fee pool (source for all rankings: Dealogic).
Revenues from Loan Products were € 805 million, € 447 million lower than in 2005. The main driver of this reduction was credit default swaps used to hedge the bank’s investment grade loan exposure, with mark-to-market losses incurred in 2006 compared with mark-to-market gains in 2005. Credit spreads across most industry sectors tightened, reflecting the continuing overall benign credit environment.
The provision for credit losses resulted in a net release of € 59 million in 2006, compared to a net charge of € 28 million in 2005, reflecting a number of significant releases and recoveries from workout situations in the first half of 2006.
Noninterest expenses in 2006 were € 11.5 billion, an increase of € 1.4 billion compared to € 10.0 billion in 2005, mainly driven by an increase in performance-related compensation consistent with improved operating results.
The cost income ratio improved by 2 percentage points in 2006 to 70%, resulting from the increased revenues and an ongoing focus on disciplined cost management. The underlying cost income ratio, which excludes restructuring charges, remained unchanged at 69%.

GLOBAL TRANSACTION BANKING CORPORATE DIVISION
The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005	2004

Net revenues:

Transaction services	2,228	1,975	1,865

Other	–	(0)	31

Total net revenues	2,228	1,975	1,897

Provision for credit losses:

Provision for loan losses	3	7	9

Provision for off-balance sheet positions	(32)	(25)	1

Total provision for credit losses	(29)	(18)	11

Noninterest expenses[1]:

Operating cost base	1,540	1,472	1,604

Minority interest	–	–	–

Restructuring activities	22	88	28

Goodwill impairment	–	–	–

Total noninterest expenses[1]	1,561	1,560	1,632
Therein: Severance payments	3	(1)	16

Income before income taxes	696	433	254

Add (deduct):
Net (gains) from businesses sold/held for sale	–	0	(31)
Restructuring activities	22	88	28
Goodwill impairment	–	–	–

Underlying pre-tax profit	717	521	250

Cost/income ratio in %	70	79	86

Underlying cost/income ratio in %	69	75	86

Assets	24,244	18,081	16,780

Risk-weighted positions (BIS risk positions)	14,220	12,306	11,080

Average active equity[2]	1,091	1,315	1,381

Return on average active equity in %	64	33	18

Underlying return on average active equity in %	66	40	18

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
COMPARISON BETWEEN 2006 AND 2005
Income before income taxes increased by € 263 million to € 696 million for the year ended December 31, 2006. Underlying pre-tax profit, which excludes restructuring charges of € 22 million in 2006 and € 88 million in 2005, increased by € 196 million to € 717 million in 2006.
Net revenues increased by 13 % to € 2.2 billion in 2006. Revenue growth was mainly due to robust customer demand in our Cash Management and Trust & Securities Services (TSS) businesses. The Cash Management payments business generated significantly higher revenues due to improved interest margins, increased deposit balances in all regions and improved transaction volumes in euro clearing. Revenues in TSS increased from both issuer-related services in line with increased capital markets activity and from our investor-related domestic custody business, largely driven by an increase of 35 % to € 1.2 trillion in assets under custody.
The provision for credit losses amounted to a net release of € 29 million in 2006, compared to a net release of € 18 million for 2005 reflecting the continued benign credit conditions.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Noninterest expenses were € 1.6 billion in both 2006 and 2005 and included an increase in performance-related compensation due to improved results and reduced restructuring expenses in 2006.
The cost income ratio of 70 % was 9 percentage points lower than in 2005, reflecting the aforementioned improvements in revenues. After adjusting for the decline in charges for restructuring activities, the underlying cost income ratio improved by 6 percentage points from 75 % in 2005 to 69 % in 2006.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005	2004

Net revenues:

Portfolio/fund management	3,089	2,718	2,526

Brokerage	1,910	1,843	1,655

Loans/deposits	2,633	2,415	2,359

Payments, account & remaining financial services	899	857	915

Other	660	757	565

Total net revenues	9,191	8,589	8,020

Therein: Net interest and trading revenues	2,955	2,818	2,923

Provision for credit losses:

Provision for loan losses	368	342	264

Provision for off-balance sheet positions	(1)	(2)	(1)

Total provision for credit losses	366	340	263

Noninterest expenses[1]:

Operating cost base	6,760	6,339	6,204

Policyholder benefits and claims	53	49	50

Minority interest	(1)	30	1

Restructuring activities	91	346	98

Goodwill impairment/impairment of intangibles	–	–	19

Total noninterest expenses[1]	6,904	6,766	6,371
Therein: Severance payments	23	21	101

Income before income taxes	1,921	1,484	1,385

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(54)	(90)	(8)
Restructuring activities	91	346	98
Goodwill impairment/impairment of intangibles	–	–	19

Underlying pre-tax profit	1,958	1,740	1,494

Cost/income ratio in %	75	79	79

Underlying cost/income ratio in %	74	75	78

Assets	129,740	123,640	113,554

Risk-weighted positions (BIS risk positions)	76,407	74,064	65,678

Average active equity[2]	7,249	6,700	6,730

Return on average active equity in %	27	22	21

Underlying return on average active equity in %	27	26	22

Invested assets – adjusted (in € bn.)[3]	908	862	825

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

3	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a review in fourth quarter 2006. A total of € 5 billion assets were reclassified from the “Invested Assets” category to “Custody – Only Assets”. This reclassification was retrospectively reflected in the periods in which the assets were originally reported.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION
The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005	2004

Net revenues:

Portfolio/fund management (AM)	2,470	2,199	2,040

Portfolio/fund management (PWM)	332	303	300

Total portfolio/fund management	2,803	2,501	2,339

Brokerage	811	769	667

Loans/deposits	191	165	133

Payments, account & remaining financial services	18	15	18

Other	354	431	332

Total net revenues	4,177	3,880	3,488

Provision for credit losses:

Provision for loan losses	0	0	(6)

Provision for off-balance sheet positions	(1)	(0)	(0)

Total provision for credit losses	(1)	(0)	(6)

Noninterest expenses[1]:

Operating cost base	3,213	2,984	2,923

Policyholder benefits and claims	53	49	50

Minority interest	(1)	30	1

Restructuring activities	43	220	88

Goodwill impairment/impairment of intangibles	–	–	19

Total noninterest expenses[1]	3,307	3,284	3,080
Therein: Severance payments	12	4	51

Income before income taxes	870	597	414

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(43)	(81)	(32)
Restructuring activities	43	220	88
Goodwill impairment/impairment of intangibles	–	–	19

Underlying pre-tax profit	870	735	489

Cost/income ratio in %	79	85	88

Underlying cost/income ratio in %	79	80	86

Assets	35,400	37,150	34,699

Risk-weighted positions (BIS risk positions)	12,339	13,811	11,425

Average active equity[2]	4,927	4,993	5,049

Return on average active equity in %	18	12	8

Underlying return on average active equity in %	18	15	10

Invested assets – adjusted (in € bn.)[3]	732	698	675

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

3	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us. Invested Assets in PWM were adjusted following a review in fourth quarter 2006. A total of € 5 billion assets were reclassified from the “Invested Assets” category to “Custody – Only Assets”. This reclassification was retrospectively reflected in the periods in which the assets were originally reported.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMPARISON BETWEEN 2006 AND 2005
Income before income taxes was € 870 million in 2006, € 273 million higher than in 2005. The results for 2006 included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses. In 2005, income before income taxes included charges of € 220 million for restructuring activities and net gains of € 81 million from the sale of businesses. Underlying pre-tax profit, which excludes these items, increased by € 135 million from € 735 million in 2005 to € 870 million in 2006.
Net revenues were € 4.2 billion in 2006, an increase of € 296 million, or 8%, compared to 2005. This was a record year for net revenues in AWM, with growth in all major product areas.
Portfolio/fund management revenues of € 2.5 billion in AM represented an increase of € 272 million, or 12%, from 2005. This improvement mainly reflected higher levels of performance fees in the Real Estate business, as well as a continued increase in invested assets, particularly in Germany. Partly offsetting these results was a decline in revenues due to the sale of a substantial part of our UK- and Philadelphia-based AM businesses to Aberdeen Asset Management PLC in 2005.
Portfolio/fund management revenues of € 332 million in PWM were € 30 million above those of 2005 predominantly due to increased invested assets.
Continued strong customer demand for high-value products, as well as higher levels of transaction-based revenues, resulted in an increase of € 43 million, or 6%, in Brokerage revenues, which also benefited from net inflows of invested assets.
Revenues related to loans/deposits of € 191 million were up by € 26 million, or 16%, due to higher volumes in our margin loan and time-deposit businesses.
Revenues from other products of € 354 million were € 76 million, or 18%, lower than in 2005, due to lower gains from the sale of investments, mainly in the Real Estate business, and a decrease of € 38 million in net gains from the sale of businesses. Such gains totaled € 43 million in 2006 and € 81 million in 2005.
Noninterest expenses were € 3.3 billion in 2006, an increase of € 23 million, or 1%, from 2005. The increase in noninterest expenses was primarily driven by higher performance-related compensation and expenses related to the implementation of PWM’s growth strategy, partly offset by a decrease in charges for restructuring activities, which declined from € 220 million in 2005 to € 43 million in 2006.
The cost/income ratio was 79 % in 2006, an improvement of 6 percentage points compared to 85 % in 2005. After adjusting for restructuring charges and gains from the sale of businesses, the underlying cost/income ratio was 79 % in 2006, compared to 80 % in 2005.
Invested assets increased by € 34 billion to € 732 billion in 2006. Invested Assets in PWM grew from € 163 billion in 2005 to € 189 billion at the end of 2006. The increase of € 26 billion or 16 % was mainly due to net new assets of € 15 billion spread across all major regions. A total of € 5 billion assets was reclassified from “Invested Assets” to “Custody-Only Assets” following a review of invested assets in the fourth quarter 2006. This reclassification was retrospectively reflected in the periods in which the assets were reported.
Invested Assets in AM grew from € 536 billion in 2005 to € 543 billion at the end of 2006. The increase of € 7 billion or 1 % was mainly due to net new assets of € 6 billion. In Germany (as measured by the German Investment Association, BVI), our mutual fund company DWS achieved net inflows, which at € 6 billion, represented 30 % of the total net inflows in the market, and had record funds under management of € 122 billion at year-end 2006. DWS continued to be the market leader in Germany with a 25 % market share (source: BVI) and it remains one of the leading retail asset managers in Europe by size and investment performance. In 2006, DWS was awarded the Standard & Poor’s Fund Award for the best-performing mutual fund company in Germany for the twelfth consecutive year.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION
The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	2006	2005	2004

Net revenues:

Portfolio/fund management	287	216	187

Brokerage	1,099	1,074	988

Loans/deposits	2,442	2,251	2,226

Payments, account & remaining financial services	881	842	898

Other	305	326	233

Total net revenues	5,014	4,709	4,531

Provision for credit losses:

Provision for loan losses	368	342	270

Provision for off-balance sheet positions	(1)	(2)	(1)

Total provision for credit losses	367	340	269

Noninterest expenses[1]:

Operating cost base	3,547	3,355	3,281

Policyholder benefits and claims	—	—	—

Minority interest	0	0	0

Restructuring activities	49	127	10

Goodwill impairment/impairment of intangibles	—	—	—

Total noninterest expenses[1]	3,596	3,482	3,291
Therein: Severance payments	11	17	50

Income before income taxes	1,051	887	971

Add (deduct):
Net (gains) losses from businesses sold/held for sale	(11)	(9)	24
Restructuring activities	49	127	10
Goodwill impairment/impairment of intangibles	—	—	—

Underlying pre-tax profit	1,089	1,005	1,005

Cost/income ratio in %	72	74	73

Underlying cost/income ratio in %	71	71	72

Assets	94,380	86,528	78,909

Risk-weighted positions (BIS risk positions)	64,068	60,252	54,253

Average active equity[2]	2,321	1,707	1,681

Return on average active equity in %	45	52	58

Underlying return on average active equity in %	47	59	60

Invested assets (in € bn.)[3]	176	163	150

Loan volume (in € bn.)	79	73	68

Deposit volume (in € bn.)	72	66	63

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

3	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
COMPARISON BETWEEN 2006 AND 2005
Income before income taxes was € 1.1 billion in 2006, € 164 million higher than in 2005. The current year included charges of € 49 million for restructuring activities and net gains of € 11 million from the partial sale of PBC’s credit card processing activities in Italy. In 2005, income before income taxes included charges of € 127 million for restructuring activities and net gains of € 9 million from the sale of the private banking business in the Netherlands. Underlying pre-tax profit, which excludes these items, increased by € 84 million from € 1.0 billion in 2005 to € 1.1 billion in 2006, as revenue growth more than offset higher noninterest expenses and an increased provision for credit losses.
Net revenues of € 5.0 billion increased by € 306 million, or 6%, compared to 2005, outperforming GDP growth in Germany and Italy, PBC’s core markets. Revenues from norisbank were included since the first-time consolidation at the beginning of November 2006.
Portfolio/fund management revenues and brokerage revenues increased by € 70 million and € 25 million, respectively. The improvements reflected successful placements of innovative investment products, as well as higher transaction-based flow revenues.
Loans/deposits revenues were the key factors in the growth in 2006 and increased by € 192 million, driven by higher loan volumes resulting from PBC’s strategy to grow its consumer lending business. Revenues attributable to deposits increased due to both higher volumes and improved margins.
Payments, account and remaining financial services revenues increased by € 39 million, mainly due to higher revenues from payment services but also from increased insurance brokerage revenues in 2006.
Revenues from other products of € 305 million in 2006 decreased by € 21 million compared to 2005, primarily due to lower results from asset and liability management.
Provision for credit losses increased by € 27 million, or 8%, to € 367 million in 2006 reflecting the growth in loan volume and the impact from the first time consolidation of norisbank.
Noninterest expenses of € 3.6 billion were € 116 million, or 3%, higher than in 2005, primarily due to an increase of € 193 million in the operating cost base, which excludes restructuring charges and other items. The increased expenses reflect investments in business growth, including the branch banking and credit card offerings in India and the extension of the branch network in Poland, as well as the expansion of our sales forces in Western European markets. Also contributing to the rise in expenses were integration-related costs from the norisbank and Berliner Bank acquisitions. Charges for restructuring activities were € 49 million, which was € 78 million lower than in the previous year.
The cost/income ratio was 72 % in 2006, an improvement of 2 percentage points compared to 74 % in 2005. Excluding restructuring charges and gains from the sale of businesses, the underlying cost/income ratio of 71 % remained unchanged compared to 2005.
Invested assets of € 176 billion at the end of 2006 grew by € 13 billion or 8%. The increase was attributable to both the impact of market appreciation of € 6 billion and net inflows of € 6 billion driven by the supply of innovative products across PBC’s broad customer base.

CORPORATE INVESTMENTS GROUP DIVISION
The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2006, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	2006	2005	2004

Net revenues	613	1,229	621

Therein: Net interest and trading revenues	(16)	37	118

Provision for credit losses:

Provision for loan losses	18	(0)	19

Provision for off-balance sheet positions	(15)	(0)	0

Total provision for credit losses	2	(1)	19

Noninterest expenses[1]:

Operating cost base	133	181	414

Minority interest	(6)	(2)	(1)

Restructuring activities	1	2	3

Goodwill impairment/impairment of intangibles	31	—	—

Total noninterest expenses[1]	160	181	416
Therein: Severance payments	0	0	1

Income before income taxes	451	1,049	186

Add (deduct):
Net (gains) losses from businesses sold/held for sale	—	—	(38)
Significant equity pick-ups/net (gains) losses from investments	(356)	(156)	(148)
Net (gains) losses on securities available for sale/industrial holdings including hedging	(134)	(801)	(176)
Net (gains) losses on sale of premises	(12)	(57)	(20)
Restructuring activities	1	2	3
Goodwill impairment/impairment of intangibles	31	—	—

Underlying pre-tax profit (loss)	(20)	37	(194)

Cost/income ratio in %	26	15	67

Underlying cost/income ratio in %	121	84	174

Assets	17,406	15,025	16,442

Risk-weighted positions (BIS risk positions)	5,354	7,448	10,242

Average active equity[2]	1,106	3,047	3,933

Return on average active equity in %	41	34	5

Underlying return on average active equity in %	(2)	1	(5)

1	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

2	See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
COMPARISON BETWEEN 2006 AND 2005
CI reported income before income taxes of € 451 million in 2006 compared to € 1.0 billion in 2005.
Net revenues were € 613 million in 2006, a decrease of € 617 million compared to the previous year. Net revenues in 2006 included net gains of € 134 million from selling some of our industrial holdings. The most significant impact, of € 92 million, resulted from the sale of Linde AG shares after having participated in Linde’s capital increase earlier in 2006. Also included was a gain from the partial sale of HCL Technologies Ltd. Net gains from significant equity method and other investments of € 356 million included a gain of € 85 million from the sale of our remaining share in EUROHYPO AG and a significant gain on sale of our investment in Germanischer Lloyd AG.
Net revenues in 2005 included net gains of € 801 million from selling some of our industrial holdings. The largest gain, totaling € 666 million, resulted from the further reduction of our investment in DaimlerChrysler AG from 10.4 % to 4.4%. Also reflected were significant gains on the sale of our stake in Südzucker AG and the partial sale of HCL Technologies Ltd. Net revenues in 2005 also included net gains of € 156 million from significant equity method and other

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
investments, including a € 44 million gain from the reduction of our stake in EUROHYPO AG. Additional net gains of € 57 million resulted from the disposal of premises.
Excluding these items, the remaining variance between net revenues in 2006 and 2005 was mainly attributable to lower dividend income from our smaller industrial holdings portfolio and lower revenues subsequent to the sale of investments.
Total noninterest expenses decreased in 2006 to € 144 million from € 181 million in 2005 mainly as a result of the sale of investments in prior periods. This decrease was partly offset by a goodwill impairment charge of € 31 million related to a fully consolidated Private Equity investment.
At year end 2006, the alternative assets portfolio of CI had a carrying value of € 811 million, of which 33 % was private equity direct investments, 44 % was real estate investments and 23 % was private equity indirect and other investments. This compares to a value at year end 2005 of € 1.4 billion.
CONSOLIDATION & ADJUSTMENTS
For a discussion of consolidation and other adjustments to our business segment results see Note [27] to the consolidated financial statements.
GROUP RESULTS 2005 VERSUS 2004
Income before income tax expense increased to € 6.1 billion in 2005 from € 4.0 billion in 2004. These results included restructuring charges of € 767 million in 2005 and € 400 million in 2004 related to the Business Realignment Program, which we launched in the fourth quarter of 2004. Net income for 2005 increased by 43 % to € 3.5 billion from € 2.5 billion in 2004, and diluted earnings per share increased 53 % to € 6.95.
Total net revenues excluding the provision for loan losses increased by € 3.7 billion, or 17%, to € 25.6 billion. Revenues grew in all major categories with net interest revenues up by € 819 million and trading revenues up by € 1.2 billion. This growth was largely due to our Sales & Trading businesses, which achieved total revenues of € 10.6 billion. The increased total net revenues were also fueled by strong commission and fee results from our fiduciary activities, and origination/advisory and investment advisory businesses, as well as € 821 million higher gains from our available for sale securities portfolio, mainly from reducing our stake in DaimlerChrysler AG. Total noninterest expenses were € 19.2 billion in 2005 and € 17.5 billion in 2004. Each year included restructuring expenses as mentioned above, while 2005 also included increased provisions for legal exposures for legacy issues and a provision of € 203 million related to grundbesitz-invest, an open-end property fund sponsored and managed by one of our German subsidiaries. The latter reflected the estimated costs of direct and indirect compensation to certain share unit holders upon an extraordinary revaluation of fund assets and the temporary suspension of issuances and redemptions of fund share units. Headcount reductions and other cost-saving measures were offset by increased performance-related bonuses and investments in growth businesses.
NET INTEREST REVENUES
Net interest revenues were € 6.0 billion in 2005 and € 5.2 billion in 2004. Our overall net interest spread narrowed by 4 basis points and our net interest margin was 69 basis points in both years. Much of the increase in net interest revenues was related to our trading activities, reflecting a € 49 billion increase in average interest-earning trading assets outstanding (mainly in non-German offices) and the effect of a larger increase in noninterest-bearing trading liabilities than noninterest-bearing trading assets. Yields on our loan book were constrained by strong competition and our average loans outstanding changed little year-to-year. An increase of 112 basis points in our overall average funding cost was largely due to the U.S. Federal Reserve’s continued policy of rate increases.

TRADING REVENUES, NET
Trading revenues from CIB-Sales & Trading (equity) increased € 1.1 billion, mainly driven by substantial growth in our equity derivatives business and to a lesser extent improved results from our proprietary activity. The increase in other trading revenues was mainly due to improved mark-to-market results from credit default swaps used to hedge our investment-grade loan exposure, to a loss of € 13 million in 2005 from a loss of € 231 million in 2004. Partly offsetting this improvement were mark-to-market gains on AWM’s guaranteed-value mutual funds business, which were included in 2004 results but not in 2005 due to its deconsolidation pursuant to the adoption of FIN 46(R).
Combined net interest and trading revenues advanced to € 13.4 billion from € 11.4 billion in 2004. In CIB, the significant increase of € 1.9 billion in combined net interest and trading revenues from sales and trading products was the main factor in the overall increase. Strong results in commodity, credit, equity and interest derivatives and emerging markets all factored into the increase, as did improved results in our proprietary business. In PCAM, the aforementioned deconsolidation of the guaranteed-value mutual funds business caused a year-to-year decline of € 155 million which was offset somewhat by higher net interest revenues from increased loan volumes in the retail and wealth management business.
PROVISION FOR LOAN LOSSES
Our provision for loan losses was € 374 million in 2005, nearly unchanged from the prior year (€ 372 million), reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. Exposure in our smaller-balance standardized homogeneous loan portfolio accounted for 98 % of our total loan loss provision in 2005.
NONINTEREST REVENUES, EXCLUDING TRADING REVENUES
COMMISSION AND FEE REVENUES. An increase of € 582 million in commission and fee revenues reflected increases in both PCAM and CIB. An increase of € 345 million in results from our fiduciary activities was mainly due to higher levels of assets under management in our mutual funds business and higher performance fees in AM’s real estate business. Underwriting and advisory fees increased by € 266 million, principally from our Origination (equity) and Advisory business in CIB. The year-to-year decline of € 108 million in fees from other customer services reflected higher sales of insurance products in 2004 due to changes in German tax legislation.
NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE. Net gains increased by € 821 million. Gains on sales of our holdings in DaimlerChrysler AG were the main factor in results in both years, totaling € 666 million in 2005 and € 118 million in 2004. Results in 2005 also included gains from selling our investment in Sudzucker AG and from the partial disposal of our holdings in HCL Technologies Ltd.
NET INCOME FROM EQUITY METHOD INVESTMENTS. There was little change in total year-to-year. Both years included results from structured transactions in CIB’s sales and trading areas, CI’s equity method investments and AWM’s real estate investments.
OTHER NONINTEREST REVENUES. An increase of € 227 million from 2004 primarily arose because 2004 included charges related to our obligation to pass net revenues to investors in AWM’s guaranteed value mutual funds. In addition, higher income from other investments in CI and AWM’s real estate business was partly offset by lower returns from loans held for sale, mainly due to rate increases in the U.S.
NONINTEREST EXPENSES
COMPENSATION AND BENEFITS. The increase of € 771 million in 2005 reflected a number of partially offsetting factors. Performance-related compensation increased due to improved results across all businesses. Severance payments decreased by € 231 million, mainly in CB&S. Salaries and benefits declined overall due to the effect of headcount

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
reductions related to our Business Realignment Program and sales of non-core businesses, partly offset by the effect of headcount increase in selected growth businesses.
OTHER NONINTEREST EXPENSES. Total other noninterest expenses increased by € 518 million in 2005, principally due to increased provisions for legacy legal exposures and a provision of € 203 million related to grundbesitz-invest. The latter represented the estimated costs of direct and indirect compensation paid to certain share unit holders upon an extraordinary revaluation of fund assets and the temporary suspension of issuances and redemptions of fund unit shares. Other noninterest expenses also increased due to volume-driven increases for payment and clearing services. Declines in net occupancy costs were mainly related to eliminating excess space and sublease losses. Both net occupancy and IT costs also declined due to ongoing cost containment efforts.
GOODWILL IMPAIRMENT/IMPAIRMENT OF INTANGIBLES. The termination of certain investment management agreements in the UK led to an impairment loss of € 19 million in 2004.
RESTRUCTURING ACTIVITIES. The continuation of our Business Realignment Program led to restructuring charges of € 767 million in 2005 and € 400 million in 2004. For further information on our restructuring activities see Note [28] to our consolidated financial statements
INCOME TAX EXPENSE
Income tax expense was € 2.6 billion in 2005, compared to € 1.6 billion in 2004. The increase was primarily attributable to the increase in operating income and an increase of the reversal, required under U.S. GAAP, of 1999/2000 credits for tax rate changes due to sales of equity securities that are exempt from German income taxes. The reversal of 1999/2000 credits for German tax rate changes was € 544 million in 2005 and € 120 million in 2004. The actual effective tax rates were 42 % in 2005 and 39 % in 2004. Excluding the effect of the reversal, our effective tax rates were 33 % in 2005 and 36 % in 2004, with the lower effective tax rate in 2005 mainly due to greater tax-exempt capital gains.
RESULTS OF OPERATION BY SEGMENT 2005 VS. 2004
CORPORATE AND INVESTMENT BANK GROUP DIVISION
CORPORATE BANKING & SECURITIES CORPORATE DIVISION
INCOME BEFORE INCOME TAXES increased by € 1.4 billion to € 3.9 billion in 2005. Underlying pre-tax profit, which excludes restructuring activities in both years, increased by € 1.5 billion to € 4.2 billion.
NET REVENUES were € 13.9 billion in 2005, an increase of € 2.4 billion versus 2004. Sales & Trading (debt and other products) revenues were a record € 7.3 billion and increased by € 1.0 billion compared to 2004, Sales & Trading (equity) revenues were € 3.3 billion, € 824 million higher than 2004. Our sustained leadership in high-value structured products in commodities, credit, equity and interest rate derivatives, emerging markets and securitized products generated the improved results in our Debt and Equity franchises. Equity derivatives showed particular strength, due to synergies arising from closer integration with our institutional fixed income sales force. Margin compression remained a significant factor in the performance of more mature “flow” businesses such as foreign exchange, money markets and cash equities. Despite this compression, we nonetheless succeeded in making modest gains in most of these businesses by growing market share. In cash equities, however, difficult conditions in program trading marginally reduced overall performance versus 2004. Market conditions presented a number of attractive proprietary trading opportunities throughout the year, and together with the re-engineering of the equities proprietary trading unit at the beginning of the year, generated strong gains versus 2004. Origination and Advisory revenues of € 2.3 billion were € 366 million higher than in 2004. In Origination (equity) we increased market share in both the U.S. and Europe, while in Origination (debt), high-yield issuance rose to the no. 1 position in the fee league table, and we acted as bookrunner on the three largest leveraged buyouts in North America in 2005. Revenues from Loan Products were € 1.3 billion,

€ 116 million higher than in 2004. The main driver was an increase in mark-to-market gains on credit default swaps used to hedge our investment-grade loan exposure. While credit spreads tended to tighten, reflecting the continuing overall benign credit environment, those that impacted our hedge portfolio widened.
The PROVISION FOR CREDIT LOSSES remained low at € 28 million in 2005, compared to € 14 million in 2004, reflecting the continued benign credit environment and tight credit discipline.
NONINTEREST EXPENSES increased by € 1.0 billion in 2005, driven by an increase in performance-related compensation consistent with the improved operating results. Also contributing to the increase were charges of € 330 million for restructuring activities relating to the Business Realignment Program. In 2004, similar charges amounted to € 271 million.
GLOBAL TRANSACTION BANKING CORPORATE DIVISION
INCOME BEFORE INCOME TAXES increased by € 179 million, or 70%, to € 433 million in 2005. Underlying pre-tax profit, which excludes restructuring activities of € 88 million in 2005 and € 28 million in 2004, as well as a gain of € 31 million in 2004 from the prior year sale of the Global Securities Services business, more than doubled to € 521 million.
NET REVENUES were almost € 2 billion in 2005, an increase of 4 % from 2004. The increase was spread across various businesses. Trust & Securities Services improved through generating new business and expanding its lead as no. 1 trustee for U.S. asset-backed and mortgage-backed securities, Cash Management earned higher interest revenues across all customer segments and Trade Finance increased revenues due to structured export finance deals in Europe and sales of interest and currency risk products.
The PROVISION FOR CREDIT LOSSES amounted to a net release of € 18 million in 2005, compared to a charge of € 11 million for 2004, reflecting the continued benign credit environment and tight credit discipline.
NONINTEREST EXPENSES were € 1.6 billion in 2005, a decline of € 73 million from 2004. Excluding restructuring expenses, which were € 60 million higher in 2005, noninterest expenses declined by 8%. This reflected ongoing gains in cost efficiency and the fact that 2004 included some costs related to the Global Securities Services business sold in 2003, partly offset by higher performance-related compensation in 2005.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION
INCOME BEFORE INCOME TAXES was € 597 million in 2005 and € 414 million in 2004, an increase of € 183 million, or 44%. These results included restructuring charges of € 220 million in 2005 and € 88 million in 2004, gains of € 81 million in 2005 and € 32 million in 2004 from the sale of businesses, and an impairment loss of € 19 million on intangible assets in 2004. Underlying pre-tax profit, which excludes these items increased by 50 % to € 735 million.
NET REVENUES were € 3.9 billion in 2005, an increase of € 392 million from 2004. The 2005 results represented a record level and all major product areas advanced. Portfolio and fund management revenues in AM increased by € 159 million reflecting higher levels of invested assets, mainly in Germany and the rest of continental Europe, as well as higher performance fees in the Real Estate and Hedge Fund businesses. This increase arose despite a decline in revenues attributable to the sale of a substantial part of our UK- and Philadelphia-based AM businesses in 2005. Brokerage revenues increased € 102 million primarily due to strong demand for high-value products as well as higher transaction-based revenues as market conditions improved. Revenues of € 431 million from Other products represented an increase of € 99 million from 2004, due largely to gains on the sale of investments, mainly in the Real Estate business, and an increase of € 49 million in net gains from the sale of businesses.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
NONINTEREST EXPENSES were € 3.3 billion in 2005, an increase of € 204 million, or 7%, from 2004. The increase was due mainly to restructuring charges, which increased by € 132 million and, to a lesser extent, to higher performance-related compensation.
INVESTED ASSETS increased by € 23 billion to € 698 billion in 2005. Invested assets of AM were unchanged at € 536 billion. This reflects a decline of € 77 billion due to the aforementioned sale of part of the UK- and Philadelphia-based AM business offset by an increase of € 77 billion due to market appreciation, foreign exchange movements and a € 14 billion increase in net new assets. In Germany, our mutual fund company DWS achieved record net inflows and funds under management. PWM gathered net new assets of € 9 billion, spread across all major regions.
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION
INCOME BEFORE INCOME TAXES was € 887 million in 2005 and € 971 million in 2004, a decrease of € 84 million, or 9%, largely due to an increase of € 117 million in restructuring charges. A gain of € 9 million from the sale of a business in 2005 and a loss of € 24 million from the sale of a business in 2004 are included in income before income taxes. Underlying pre-tax profit, which excludes restructuring charges and gains and losses from the sale of businesses, matched the record level of 2004 at € 1.0 billion.
NET REVENUES of € 4.7 billion increased by € 177 million, or 4%, despite modest GDP growth in our core markets of Germany and Italy and exceptional market conditions for insurance products in Germany in 2004 following tax legislation changes. Successful placements of investment products, such as the Kompass Life Fund, as well as higher transaction-based flow revenues, led to increases in Brokerage revenues, in particular, and also in Portfolio/fund management revenues. Loan/deposit revenues advanced by € 24 million due to higher loan volumes, reflecting our focus on growing consumer lending. Revenues from Payments, account & remaining financial services declined by 6 % due to higher sales of insurance products in 2004 following a change in German tax law. Revenues from Other products increased by € 93 million due to improved results from asset and liability management activities and the effect from selling businesses described above.
PROVISION FOR CREDIT LOSSES increased by € 71 million, or 26%, to € 340 million in 2005 reflecting the growth in consumer lending and lower values realized on real estate collateral supporting distressed loans, especially in Germany.
NONINTEREST EXPENSES of € 3.5 billion were € 189 million above those of 2004, primarily due to the € 117 million increase in restructuring charges. The remaining increase also reflects investments to grow our business, particularly in India and Poland, as well as increasing our sales forces in Germany, Italy and Spain.
INVESTED ASSETS of € 163 billion were 9 % above those of 2004 due to both market appreciation and net inflows.
CORPORATE INVESTMENTS GROUP DIVISION
INCOME BEFORE INCOME TAXES was € 1.0 billion in 2005 and € 186 million in 2004.
NET REVENUES were € 1.2 billion in 2005, an increase of € 609 million compared to 2004. Sales of securities available for sale and from our industrial holdings portfolio generated net gains of € 801 million, of which € 666 million resulted from the reduction of our stake in DaimlerChrysler AG from 10.4 % to 4.4%. Net revenues in 2004 included net gains of € 176 million on sales of securities available for sale and from our industrial holdings portfolio, including net gains of € 118 million from the sale of some of our DaimlerChrysler AG holdings. Revenues in 2005 also included net gains of € 57 million from the sale of premises and € 156 million from the sale of equity method and other investments, including a gain of € 44 million from reducing our EUROHYPO AG stake.

NONINTEREST EXPENSES declined to € 181 million in 2005 from € 416 million in 2004. The decrease was mainly due to a € 159 million decline in vacant office space costs and also due to the positive effect on expenses of selling businesses in prior periods.
LIQUIDITY AND CAPITAL RESOURCES
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management – Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management –Capital Management.”
SHARE-BASED COMPENSATION PLANS
We describe the effects of adopting SFAS 123(R) in “Item 5: Operating and Financial Review and Prospects – Recently Adopted Accounting Pronouncements” and Notes [1], [2] and [20] to the consolidated financial statements.
PENSION PLANS
ASSUMPTIONS
We have a global policy for determining the assumptions that are applied to our pension and other employee benefit plans. These assumptions are measurable against market factors or equivalents where market factors are not available. As stated in Note [24] to our consolidated financial statements, “Pension and Other Employee Benefit Plans”, below are the significant assumptions related to our defined benefit pension plans and postretirement medical plans. For all financial assumptions, the derived annual rates are rounded up or down to a multiple of 10 basis points.
The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the “yield curve”). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be considered a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve. At December 31, 2006, the weighted-average discount rate used to measure our pension obligations was 4.8%. In determining our pension expense for the year ended December 31, 2006, an average discount rate of 4.3% (i.e., the December 31, 2005 rate) was applied. The respective average discount rates for the postretirement medical plans were 5.8 % as of December 31, 2006 and 5.4 % for determining the expected expense for 2006.
The expected return on our defined benefit pension plans’ assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e. equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called “building block” approach globally helps ensure that we have a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The average expected return on plan assets for the net periodic benefit cost for 2006 (NPBC 2006) was 4.4%. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. We used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, we derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. We derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
government bonds, we set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, we estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country. The average expected return for the NPBC 2007 is 4.6%.
The long term price inflation assumption is set by reference to region-specific consensus indices adjusted where necessary for differences in duration. Increases in pensionable pay are expressed as a percentage over this base inflation assumption. For the mortality assumptions, the most recent or generally accepted tables were applied for the major plans in accordance with our global policy and the best estimate principle.
FUNDING
We made contributions of € 354 million and € 521 million to our defined benefit pension plans for the fiscal years 2006 and 2005, respectively. These contributions were funded with cash from operations.
The contributions were determined by considering several factors (e.g., ratio of fair value of plan assets to respective Projected Benefit Obligations, service cost, funding requirements in accordance with the Employee Retirement Income Security Act of 1974 (ERISA) and other local statutory requirements). No minimum ERISA contributions were required for our U.S. pension plan.
Our principle is to finance pension plans using external financing vehicles (i.e., a segregated pool of assets) unless circumstances justify an exception, for example, where it would not comply with legislation or be tax-inefficient. Our funding policy is to maintain full coverage of the Projected Benefit Obligation (PBO) by plan assets within a range of 90 % to 110 % of the obligation for our funded plans subject to meeting any local statutory requirements. Any obligation for our unfunded plans was accrued for accordingly and is funded when paid to the beneficiaries.
Our primary investment objective is to limit our exposure to large swings in the funded status of our plans. Therefore the asset allocation is reviewed regularly, and, as part of the review of the investment strategy in 2006, the target equity allocation was reduced further. Given this strategy, we expect that the volatility from the defined benefit pension plans will be reduced since earnings variations on the assets will be offset by compensating movements in the obligation.
EXPENSE
The net periodic benefit cost for the year ended 2006 was determined in January 2006 by independent local actuaries and based on certain estimates and market-related assumptions as of January 1, 2006 (e.g., discount rates, expected return on plan assets, etc.). The expense was subsequently revised for the effects of special events such as settlements and curtailments as well as prior service costs to be recognized immediately. This process was reviewed by our independent global actuary.
A one-percentage point change in the discount rates and in the expected rates of return on plan assets would have had the following effects on 2006 expense for the defined benefit pensions plans.

in € m.	One-percentage point increase	One-percentage point decrease

Discount rate	(76)	135

Expected return rate on plan assets	(93)	93

We expect an overall decrease in the charge for our defined benefit pension plans as well as for the postretirement medical plans in 2007 mainly due to the upward market trends in discount rates. The expected decrease in the charge in 2007 is approximately 13 % for our defined benefit pension plans (2006 NPBC: € 357 million) and approximately 35 % for our postretirement medical plans (2006 NPBC: € 20 million).

AMOUNTS NOT YET RECOGNIZED THROUGH EARNINGS
The unrecognized actuarial losses in respect of our defined benefit pension plans amounted to a total of € 856 million as of December 31, 2006. Following the corridor approach we generally amortize, as part of the net periodic benefit cost, the excess of the corridor (10 % of the higher of PBO or the Fair Value of Plan Assets) over the average future service periods (approximately 11 years). The loss amortized for our defined benefit pension plans was € 67 million for fiscal year 2006 and € 40 million for fiscal year 2005. In 2007, the actuarial loss amortized will be € 67 million for the defined benefit pension plans. Furthermore, as of December 31, 2006, a net prior service credit of € 59 million was not yet recognized through earnings. Thereof, € 6 million will be amortized in 2007.
For the postretirement medical plans the unrecognized actuarial gain was € 2 million as of December 31, 2006. The losses amortized for the postretirement medical plans were € 3 million for fiscal year 2006 and € 1 million for fiscal year 2005. The amortization period for these losses is the average future service period of approximately 9 years. In 2007, we do not expect any amortization charge or credit for the postretirement medical plans in this respect. Moreover, as of December 31, 2006, prior service costs of € 4 million were not yet recognized through earnings. Thereof, € 2 million will be amortized in 2007.
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
We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the debt goes into default. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.
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

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
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
Unlike securitization vehicles, commercial paper programs pose liquidity risk since the commercial paper issued is short-term whereas the issuer’s assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. These contingent liabilities are incorporated in our liquidity risk framework (including stress testing).
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
In the case of the guaranteed value mutual funds we manage, the value of the mutual funds units is guaranteed by us. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.
The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of our maximum exposure to loss as a result of our involvement with unconsolidated variable interest entities in which we hold a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2006.

Contractual obligations	Payment due by period
		Less than			More than
in € m.	Total	1 year	1–3 years	3–5 years	5 years

Long-term debt obligations	132,495	18,563	33,846	28,725	51,361

Capital (finance) lease obligations	908	123	255	103	427

Operating lease obligations	3,264	564	925	663	1,112

Purchase obligations	3,386	809	1,262	820	495

Long-term deposits	33,511	—	12,537	6,588	14,386

Other long-term liabilities	6,375	1,214	2,000	985	2,176

Total	179,939	21,273	50,825	37,884	69,957

Figures above do not include the benefit of noncancelable sublease rentals of € 437 million on capital leases and € 330 million on operating leases. Purchase obligations for goods and service include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the “More than 5 years” column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt and Note [18] regarding obligation to purchase common shares.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
Not applicable.
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) which requires an employer to recognize the overfunded or underfunded status of a defined benefit plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006 and shall not be applied retrospectively. Upon adoption of SFAS 158, we recognized a charge to Accumulated other comprehensive income of € 799 million, before related taxes.
SAB 108
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. No adjustment was required to beginning retained earnings as a result of the adoption of SAB 108.
FSP FIN 46(R)-6
In April 2006, the FASB issued FSP FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which we first become involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. The adoption of FSP FIN 46(R)-6 did not have a material impact on our consolidated financial statements.
FSP FTB 85-4-1
In March 2006, the FASB issued FSP FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (“FSP FTB 85-4-1”). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Un-

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
der the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and we elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million was recognized as of January 1, 2006 relating to the life settlement contracts held at this date.
EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, we had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. We adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.
SFAS 154
In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes” (“APB 20”) and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial statements.
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
In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, we adopted SFAS 123(R) effective January 1, 2006. For transition purposes, we elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.
Upon adoption on January 1, 2006, we recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, we had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.
In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.
Prior to the adoption of SFAS 123(R), we had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), we have accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was € 21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.
If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. Had accelerated recognition of compensation expense been made in the earlier years, the compensation expense recognized for the year ended December 31, 2006 for such awards would have been € 230 million less than the actual compensation expense.
On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP FAS 123(R)-3”), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). We elected to follow the alternative transition method as permitted by the FSP.
EITF 03-1, FSP EITF 03-1-1 AND FSP FAS 115-1 AND FAS 124-1
In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03-1-1 (“FSP EITF 03-1-1”), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.
In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” was issued in November

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.
FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have an impact on our consolidated financial statements.
NEW ACCOUNTING PRONOUNCEMENTS
SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities, at specified election dates, to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date and upfront fees and costs related to those items will be recognized in earnings as incurred and not deferred. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which we elect to apply the fair value option as of the effective date, the effect of the first remeasurement to fair value is reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact that the adoption of SFAS 159 will have on our consolidated financial statements.
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements.
FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest (that we will classify in our financial statements as interest expense, consistent with our current accounting policy) and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The cumulative effect of less than € 5 million will be recognized as a decrease to beginning retained earnings on the adoption of FIN 48 on January 1, 2007.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156, on January 1, 2007, is not expected to have a material impact on our consolidated financial statements.
SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. We will recognize a cumulative effect adjustment of € 41 million as a decrease to beginning retained earnings on the adoption of SFAS 155 on January 1, 2007.
IFRS
REGULATIONS REGARDING IFRS
In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements filed with the EU and German regulatory authorities for fiscal years starting January 1, 2007 (with 2006 comparative figures).
We will also adopt IFRS as our basis of reporting in future SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders’ equity is disclosed as supplemental information.
IFRS PROJECT
We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project was to ensure a structured and well-considered approach to implementation. The project involved all business areas and group functions.
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
In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and these were implemented in 2006 to automate further the IFRS requirements.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In order to provide shareholders with comparative data as required by IFRS 1, we collected 2006 IFRS data in parallel to the U.S. GAAP data.
The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.
The project has advanced according to plan and is monitored via normal project controls and change management and is substantially completed. We are on track to meet all requirements for financial reporting under IFRS in 2007.
MAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP
Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instrument recognition and derecognition, and consolidation assessments.
In addition, the use of the initial adoption exemptions, as allowed by IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, may create differences, such as the recognition of cumulative actuarial gains and losses on defined benefit plans in equity at the transition date.

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
—
Granting general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office;

—	Acquisition and disposal (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1 % of our regulatory banking capital (haftendes Eigenkapital);
—
Granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Management Board or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and

—
Acquisition and disposal (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2 % of our regulatory banking capital; the Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1 % of our regulatory banking capital.

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

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. As described further below, a number of the current members were appointed by a court or elected by the General Meetings on June 1, 2006 and May 18, 2005 to fill vacancies created by members who left the Supervisory Board, or had been designated as the substitute for a departing member. The information includes their ages as of December 31, 2006, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 58 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (since July 2006); Linde AG (since June 2006); Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007)

Dr. Karl-Gerhard Eick Age: 52 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG (until June 2006); T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; GMG Generalmietgesellschaft mbH (chairman, until March 2006); Sireo Real Estate Asset Management GmbH (chairman, until June 2006); FC Bayern München AG

Heidrun Förster* Age: 59 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the combined staff council Berlin of Deutsche Bank AG

Ulrich Hartmann Age: 68 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ARCELOR (until September 2006); Henkel KGaA (member of the shareholders’ committee)

Gerd Herzberg* Age: 56 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (deputy chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (chairman); Vattenfall Europe AG

Sabine Horn* Age: 45 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt

Rolf Hunck* Age: 61 First elected: 2003 Term expires: 2008	Member of the management body of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG; Kûhne-Stiftung, Switzerland

Sir Peter Job Age: 65 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell; Mathon Systems (Advisory Board, since January 2007)

Prof. Dr. Henning Kagermann Age: 59 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	DaimlerChrysler Services AG (until July 2006); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft

Ulrich Kaufmann* Age: 60 First elected: 1988	Member of the combined staff council Düsseldorf of Deutsche Bank AG
Term expires: 2008

Peter Kazmierczak* Age: 49 First elected: 2002 Term expires: 2008	Deputy chairman of the combined staff council Ruhrgebiet-West of Deutsche Bank AG

Maurice Lévy Age: 64 First elected: 2006 Term expires: 2008	Chairman and Chief Executive Officer, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings, Inc. (USA); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc.

Henriette Mark* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Munich and Southern Bavaria of Deutsche Bank AG

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 65 First elected: 2005 Term expires: 2008	Chairman of the supervisory board of Siemens AG, Munich	Hochtief AG; Mûnchener Rûckversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG

Gabriele Platscher* Age: 49 First elected: 2003 Term expires: 2008	Chairperson of the combined staff council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.

Karin Ruck* Age: 41 First elected: 2003 Term expires: 2008	Deputy Chairperson of the combined staff council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G

Dr. Theo Siegert Age: 59 Appointed by the court: 2006 Term expires: 2007	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	Celesio AG (chairman; until April 2006); ERGO AG; Metro AG (chairman; until February 2006); Merck KGaA; E. Merck OHG, (member of the shareholders’ committee); DKSH Holding Ltd. (member of the board of administration); Takkt AG (until May 2006)

Tilman Todenhöfer Age: 63 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG (chairman); Schott AG (chairman)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 65 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (chairman); Voith AG; LP Holding GmbH (chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA

Leo Wunderlich* Age: 57 First elected: 2003 Term expires: 2008	Chairman of the group staff council of Deutsche Bank AG

*	Employee-elected member of the Supervisory Board.
Dr. Rolf-E. Breuer was Chairman of the Supervisory Board until May 3, 2006. Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.
Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected to the Supervisory Board in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office. Margret Mönig-Raane and Dipl.-Ing. Albrecht Woeste were members of the Supervisory Board until June 1, 2006. Maurice Lévy was elected member of the Supervisory Board by the General Meeting on June 1, 2006, for the remainder of the Supervisory Board’s term of office. On June 2, 2006, Gerd Herzberg was appointed member of the Supervisory Board by the court for the remainder of the term of office. Professor Dr. Dr. h. c. Paul Kirchhof was a member of the Supervisory Board until July 15, 2006. As his successor, Dr. Theo Siegert was appointed by order of the court with effect from July 16, 2006, until the end of the Annual General Meeting 2007.
According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.
The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following three standing committees:

CHAIRMAN’S COMMITTEE. The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members’ compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the proposal of the Supervisory Board for the election of Supervisory Board members representing the shareholders as well as the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held five meetings in 2006.
The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.
AUDIT COMMITTEE. The Audit Committee reviews the documentation relating to the annual consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The head of internal audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (see “Item 16C: Principal Accounting Fees and Services”). The Audit Committee held five meetings in 2006.
The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig (since May 4, 2006), Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.
RISK COMMITTEE. The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2006.
The current members of the Risk Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Professor Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.
In addition, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Management Board are dismissed or appointed by a simple majority of the votes cast. The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman, since May 4, 2006), Heidrun Förster, Ulrich Hartmann and Henriette Mark. The Mediation Committee did not hold any meetings in 2006.

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.
Our common shares are listed on several German stock exchanges as well as the New York Stock Exchange. The corporate governance rules of the New York Stock Exchange applicable to foreign private issuers such as us require that we disclose the significant ways in which our corporate governance practices differ from those applicable to U.S. domestic companies under the New York Stock Exchange’s listing standards. This disclosure is available on our internet website at: http://www.deutsche-bank.com/corporate-governance under the heading “Differences in Corporate Governance Practices”.
MANAGEMENT BOARD
Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has five members. The Supervisory Board has appointed a chairman of the Management Board.
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
Other responsibilities of the Management Board are:
—	Appointing key personnel;
—
Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units in accordance with the terms of reference (Geschäftsordnung) for the Management Board and terms of reference for our Risk Executive Committee;

—	Calling shareholders’ meetings;
—	Filing petitions to set aside shareholders’ resolutions;
—	Preparing and executing shareholders’ resolutions; and
—	Reporting to the Supervisory Board.
According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no member of the Management Board may enter into any agreement with us without the prior consent of our Supervisory Board.
On May 3, 2006, Dr. Clemens Börsig left the Management Board and, with effect from May 4, 2006, was appointed member of the Supervisory Board by the court. On April 2, 2006, the Supervisory Board appointed Anthony Di Iorio and Dr. Hugo Bänziger as new members of the Management Board with effect from May 4, 2006. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2006, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and the positions they have held with us and with other companies in the last five years. The business address of the members of our Management Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

DR. JOSEF ACKERMANN
Age: 58
First Appointed: 1996
Term Expires: 2010
Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.
After studying Economics and Social Sciences at the University of St. Gallen, he worked at the University’s Institute of Economics as research assistant and received a doctorate in Economics. Dr. Ackermann started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets and Treasury, Investment Banking and Multinational Services. He worked in London and New York, as well as at several locations in Switzerland. Between 1993 and 1996, he served as President of SKA’s Executive Board, following his appointment to that board in 1990.
Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG and Siemens AG (second deputy chairman). Until June 30, 2006, he was a member of the supervisory boards of Deutsche Lufthansa AG and Linde AG.
In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint contained allegations of a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. The trial took place in 2004 and ended with the acquittal of Dr. Ackermann and all the other defendants. Upon appeal of the Düsseldorf Public Prosecutor, on December 21, 2005, the Federal Supreme Court (Bundesgerichtshof) ordered a retrial with the District Court in Düsseldorf. The new trial, which began on October 26, 2006, was terminated on November 29, 2006, against non-penal payments and with no findings of guilt. Our Supervisory Board emphasized again in this connection that, in its view, Dr. Ackermann acted correctly and objectively at all times.
DR. HUGO BÄNZIGER
Age: 50
First Appointed: 2006
Term Expires: 2009
Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.
Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Credit Suisse in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.
He studied Modern History, Law and Economics at the University of Berne where he subsequently earned a doctorate in Economic History.

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.
DR. TESSEN VON HEYDEBRECK
Age: 61
First Appointed: 1994
Term Expires: 2007
Dr. Tessen von Heydebreck joined our Management Board in 1994. From 1994 to 1996, he was a deputy member of the Management Board. He is our Chief Administrative Officer, a member of the Group Executive Committee and serves as Deutsche Bank’s Corporate Governance Officer.
Dr. von Heydebreck joined Deutsche Bank in 1974 and worked in various positions in Northern Germany, ultimately as regional head in Hamburg.
He studied Law at the Universities of Göttingen and Freiburg. After passing the First and the Second State Examinations in Law, he earned a doctorate in Law from Göttingen University.
Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG and BVV Versicherungsverein des Bankgewerbes a.G and was a member of the supervisory board of Dürr AG until May 2006.
ANTHONY DI IORIO
Age: 63
First Appointed: 2006
Term Expires: 2008
Anthony Di Iorio became a member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.
Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the trading & sales and corporate finance businesses, based in Charlotte/North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).
Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 50
First Appointed: 1999
Term Expires: 2009
Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer and a member of the Group Executive Committee. He joined us in 1998 as an Executive Vice President, based in Frankfurt.
Mr. Lamberti began his professional career in 1982 with Touche Ross in Toronto and subsequently joined Chemical Bank in Frankfurt. From 1985 to 1998 he worked for IBM, initially in Germany in the areas Controlling, Internal Application Development and Sales Banks/Insurance Companies. In 1993, he was appointed General Manager of the Personal Software Division for Europe, the Middle East and Africa at IBM Europe in Paris. In 1995, he moved to IBM in the U.S., where he was Vice President for Marketing and Brand Management. He returned to Germany in 1997 to take up the position of Chairman of the Management of IBM Germany in Stuttgart.
Mr. Lamberti studied Business Administration at the Universities of Cologne and Dublin and graduated in 1982 with a master’s degree in Business Administration.
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, Fiat S.p.A. and Carl Zeiss AG and was a member of the supervisory board of Schering AG until March 2006.
BOARD PRACTICES OF THE MANAGEMENT BOARD
The Supervisory Board issued new terms of reference for our Management Board for the conduct of its affairs in July 2006. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a Group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our Group divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.
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
Section 161 of the German Stock Corporation Act (Aktiengesetz) requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Management Board and Supervisory Board dated October 31, 2006 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
GROUP EXECUTIVE COMMITTEE
The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions, CIB and PCAM, and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following activities:
—	Provision of ongoing information to the Management Board on business developments and particular transactions;
—	Regular review of our business segments;
—	Consultation with and furnishing advice to the Management Board on strategic decisions; and
—	Preparation of decisions to be made by the Management Board.
COMPENSATION
SUPERVISORY BOARD
The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their General Meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.
For 2006, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer), currently 19%) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25 % for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50 % and if the committee chairperson is not identical with the Supervisory Board chairperson the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson of the Supervisory Board three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term performance; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10 % and +10%, each member receives an amount of € 15,000; if our shares outperform the peer group by 10 % to 20%, the payment increases to € 25,000; and in case of a more than 20 % higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.
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
We compensate our Supervisory Board members after the end of each fiscal year. In January 2007, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2006 and their meeting fees. In addition, we will pay each of them for their services in 2006 a remuneration linked to our long-term performance of

€ 15,000 as well as a dividend-based bonus. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2006 (excluding value-added tax), assuming that the Annual General Meeting in May 2007 approves the proposed dividend of € 4.00 per share.

Members of the Supervisory Board	Compensation for fiscal year 2006
in €	Fixed	Variable	Meeting fee	Total

Dr. Clemens Börsig[1]	85,000	228,167	11,000	324,167

Dr. Rolf-E. Breuer[2]	42,500	114,083	10,000	166,583

Heidrun Förster	60,000	169,000	16,000	245,000

Dr. Karl-Gerhard Eick	52,500	149,750	10,000	212,250

Klaus Funk[3]	2,500	7,667	1,000	11,167

Ulrich Hartmann	37,500	111,250	9,000	157,750

Gerd Herzberg[4]	17,500	53,667	2,000	73,167

Sabine Horn	37,500	111,250	11,000	159,750

Rolf Hunck	37,500	111,250	10,000	158,750

Sir Peter Job	45,000	130,500	16,000	191,500

Prof. Dr. Henning Kagermann	37,500	111,250	10,000	158,750

Ulrich Kaufmann	37,500	111,250	11,000	159,750

Peter Kazmierczak[5]	27,500	84,333	5,000	116,833

Prof. Dr. Paul Kirchhof[6]	15,000	46,000	2,000	63,000

Maurice Lévy[7]	17,500	53,667	2,000	73,167

Henriette Mark	30,000	92,000	5,000	127,000

Margret Mönig-Raane[8]	12,500	38,333	2,000	52,833

Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	37,500	111,250	11,000	159,750

Gabriele Platscher	30,000	92,000	6,000	128,000

Karin Ruck	30,000	92,000	6,000	128,000

Theo Siegert[9]	12,500	38,333	2,000	52,833

Tilman Todenhöfer	37,500	111,250	11,000	159,750

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	30,000	92,000	5,000	127,000

Dipl.-Ing. Albrecht Woeste[8]	12,500	38,333	3,000	53,833

Leo Wunderlich	30,000	92,000	6,000	128,000

Total	815,000	2,390,583	183,000	3,388,583

1	New member since May 4, 2006.

2	Member until May 3, 2006.

3	Member until February 1, 2006.

4	New member since June 2, 2006.

5	New member since February 1, 2006.

6	Member until July 15, 2006.

7	New member since June 1, 2006.

8	Member until June 1, 2006.

9	New member since July 16, 2006.
As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer and Dr. Börsig were formerly employed by us as members of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2006 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 13.38 million.
We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, except that members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2006 we set aside € 2.55 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
MANAGEMENT BOARD
The Chairman’s Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board’s compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman’s Committee.
For the 2006 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2007 for the 2006 financial year) for their service on the Management Board in a total amount of € 32,901,538. This aggregate compensation consisted of the following, primarily performance-related components:

in €	2006

Non-performance-related components:
Salary	4,081,111
Other benefits	526,369

Performance-related components	18,332,086

Components with long-term incentives	9,961,972

Total compensation	32,901,538

This presentation conforms with the reward components defined in the German Act on the Disclosure of Management Board Compensation (VorstOG). The individual positions are therefore not directly comparable in all cases with the prior-year figures published in our 2005 Annual Report on Form 20-F. The aggregate compensation taking into account the expense booked in the 2006 financial year for long-term incentive components granted in the financial year 2006 and in previous years amounted to € 26,835,169.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:
NON-PERFORMANCE-RELATED COMPONENTS. The non-performance-related components comprise the salary and other benefits.
The members of the Management Board receive a salary which is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies. The salary is disbursed in monthly installments.
Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.
PERFORMANCE-RELATED COMPONENTS. The performance-related components comprise a cash bonus payment and the mid-term incentive (“MTI”). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components, which are discussed in the following paragraph.
COMPONENTS WITH LONG-TERM INCENTIVES. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.

In February 2007, members of the Management Board were granted a total of 91,821 equity rights (DB Equity Units) for their performance in the 2006 financial year. With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2010.
For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [20] to the consolidated financial statements.
Our Management Board members received the following compensation components for their service on the Management Board for the year 2006:

Members of the		Non-performance-related	Performance-	Components with	Total
Management Board	components		related	long-term	Compensation
in €	Salary	Other benefits[1]	components	incentives[2]

Dr. Josef Ackermann	1,150,000	156,930	8,134,813	3,770,000	13,211,743

Dr. Hugo Bänziger[3]	528,889	40,359	1,615,194	1,117,278	3,301,720

Dr. Clemens Börsig[4]	273,333	51,555	1,197,009	577,416	2,099,313

Anthony Di Iorio[3]	528,889	35,217	1,615,194	1,117,278	3,296,578

Dr. Tessen von Heydebreck	800,000	147,918	2,884,938	1,690,000	5,522,856

Hermann-Josef Lamberti	800,000	94,390	2,884,938	1,690,000	5,469,328

1	Unlike last year, other benefits are reported on an individualized basis.

2	The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann: 34,749, Dr. Hugo Bänziger: 10,298, Dr. Clemens Börsig: 5,322, Anthony Di Iorio: 10,298, Dr. Tessen von Heydebreck: 15,577, and Hermann-Josef Lamberti: 15,577. The expense in the 2006 financial year for the long-term incentive components of compensation granted in the 2006 financial year and in prior years for their service on the Management Board was as follows: Dr. Josef Ackermann: € 1,918,067, Dr. Clemens Börsig: € 255,234, Dr. Tessen von Heydebreck: € 861,151, and Hermann-Josef Lamberti: € 861,151.

3	Member of the Management Board since May 4, 2006.

4	Member of the Management Board until May 3, 2006.
Management Board members did not receive any compensation for mandates on boards of our Group’s own companies.
The active members of the Management Board are entitled to a pension based on a defined contribution plan. In its structure, the plan corresponds to the general pension plan for our employees. Under this defined contribution pension plan, a personal pension account has been set up for each member of the Management Board. A payment is made annually by us into this pension account. This annual payment is calculated using an individual contribution rate on the basis of each member’s base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.
For the 2006 financial year, the annual payments made by us under this plan were € 379,500 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 302,000 for Dr. Börsig, € 79,334 for Mr. Di Iorio, € 333,605 for Dr. von Heydebreck and € 440,000 for Mr. Lamberti. Dr. Ackermann, Dr. von Heydebreck and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement. The different sizes of the annual payments are due to the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. A further factor is that Dr. Bänziger and Mr. Di Iorio joined the Management Board during the year and Dr. Börsig left the Management Board during the year, as a result of which their contribution periods were shorter.
Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the service agreement at our initiative, without us hav-

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ing been entitled to give notice of summary dismissal for cause. The severance payment comprises the salary for the remaining term of the contract, as well as the average bonus and MTI paid in the last three years for a period of up to one year.
If a Management Board member leaves office he is entitled, for a period of six months, to a transition payment consisting of his salary and target bonus. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.
If a Management Board member’s departure is in connection with a change of control, he is entitled to receive his contractual compensation for the remaining period of his appointment, or if such period is less than three years, three times his compensation, in the form of a one-time payment. The payment is calculated on the basis of the compensation (salary, bonus and MTI) received in the last full calendar year before the departure. Any rights under the DB Global Partnership Plan will remain in place.
Dr. Clemens Börsig, a former member of the Management Board, left that Board effective May 3, 2006 at the request of the Supervisory Board to join the Supervisory Board and become its Chairman. The agreement negotiated with him, before May 3, 2006, in consideration for his leaving the Management Board at our request, prior to the end of his contract in 2010 and without cause, provides for periodic payments over the remaining term of his original contract which in the aggregate amount to € 15.0 million. As part of the agreement, Dr. Börsig also agreed to a non-compete arrangement. In settlement of his contractual pension rights, an amount of € 3.0 million will be added to the existing balance in his defined contribution pension account no later than December 31, 2008.
The total compensation paid to former Management Board members or their surviving dependents in 2006 amounted to an aggregate of € 27,453,021.
EMPLOYEES
As of December 31, 2006, we employed a total of 68,849 staff members as compared to 63,427 as of December 31, 2005 and 65,417 as of December 31, 2004. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.
The following table shows our numbers of full-time equivalent employees as of December 31, 2006, 2005 and 2004.

Employees[1]	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004

Germany	26,401	26,336	27,093

Europe (outside Germany)[2]	19,923	18,444	19,538

Asia-Pacific	10,825	7,169	6,458

North America[3]	11,306	11,134	11,954

South America	394	345	374

Total employees	68,849	63,427	65,417

1	Full-time equivalent employees.

2	Includes a small number of employees in Africa.

3	Primarily the United States.
The number of our employees increased in 2006 by 5,422, or 8.5%, to 68,849 employees. This increase is attributable mainly to the implementation of the growth initiatives in the business divisions. At the same time, jobs were cre-

ated at less expensive locations, especially in the infrastructure group. Most of this expansion took place in the growth markets of the Asia-Pacific region. The region’s share of total staff increased from 11.3% (2005) to 15.7% (2006).
The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2006, 2005 and 2004. Since January 1, 2005, the business support areas formerly reported as part of our group divisions and our Corporate Center were centralized into one infrastructure group.
LABOR RELATIONS
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.
Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2006 (after only 3 sessions of intensive bargaining) terminates on June 30, 2008. The agreement includes no pay raise from June until August 2006, a single payment of € 100 in August 2006, a 3.0 % pay raise from September 1, 2006 to November 30, 2007 and another 1.5 % pay raise from December 1, 2007. Further aspects of the agreement relate to an increasing part of total compensation being variable according to performance criteria and corporate results. Furthermore, an initiative to raise the quota of apprentices in the banking sector was agreed as well as several improvements in the master tariff agreement, including an extension of regulations governing work on Saturdays, part-time retirement arrangements and early retirement.

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Our employers’ association negotiates with the following unions:
—
ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

—	Deutscher Bankangestellten Verband (DBV)
—	Deutscher Handels- und Industrieangestellten Verband (DHV)
German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are members of unions. Approximately 15 % of the employees in the German banking industry are organized into unions. We estimate that less than 15 % of our employees in Germany are unionized. On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions.
SHARE OWNERSHIP
MANAGEMENT BOARD
As of February 28, 2007, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

	Number of	Number of	Number of
Members of the Management Board	shares	DB Equity Units[1]	Performance Options

Dr. Josef Ackermann	232,903	176,208	–

Dr. Hugo Bänziger	10,734	112,114	59,286

Anthony Di Iorio	7,330	60,234	16,676

Dr. Tessen von Heydebreck	38,370	78,989	21,962

Hermann-Josef Lamberti	55,385	78,989	30,697

Total	344,722	506,534	128,621

1	Including the Restricted Equity Units Dr. Hugo Bänziger and Anthony Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on February 1, 2011.
The current members of our Management Board held an aggregate of 344,722 of our shares on February 28, 2007, amounting to approximately 0.07 % of our shares issued on that date.
The table below shows information regarding the 128,621 Performance Options held by the current members of our Management Board as of February 28, 2007. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of Performance Options[1]	Strike price in €	Expiration date

82,196	89.96	February 1, 2008

9,822	47.53	February 1, 2009

36,603	76.61	February 1, 2010

1	All options may be exercised immediately up to the respective expiry date because the relevant conditions have been fulfilled.
For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

SUPERVISORY BOARD
As of February 28, 2007, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

	Number of	Number of	Number of
Members of the Supervisory Board	shares	share grants	options

Dr. Clemens Börsig[1]	41,942	68,734	63,682

Dr. Karl-Gerhard Eick	0	0	0

Heidrun Förster	575	10	0

Ulrich Hartmann	0	0	0

Gerd Herzberg	0	0	0

Sabine Horn	53	10	0

Rolf Hunck	144	11,974	260

Sir Peter Job	0	0	0

Prof. Dr. Henning Kagermann	0	0	0

Ulrich Kaufmann	75	10	100

Peter Kazmierczak	20	10	0

Maurice Lévy	0	0	0

Henriette Mark	358	10	0

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	0	0

Gabriele Platscher	719	10	0

Karin Ruck	86	8	120

Dr. Theo Siegert	0	0	0

Tilman Todenhöfer	150	0	0

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	0	0	0

Leo Wunderlich	692	10	200

Total	45,109	80,786	64,362

1	Excluding 150 Deutsche Bank shares, pooled in a family-held partnership, in which Dr. Clemens Börsig has an interest of 25%.
As of February 28, 2007, the members of the Supervisory Board held 45,109 shares, amounting to less than 0.01 % of our shares issued on that date.
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
Dr. Clemens Börsig holds 68,734 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf Hunck include 10,919 shares granted under the Restricted Equity Units Plan in connection with his employment with us, which are scheduled to be delivered to him in installments through August 2010, and a further 1,045 shares granted under the DB Equity Plan, which are scheduled to be delivered to him in installments through February 2011. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan (since 2004) in 2006, and are scheduled to be delivered on November 1, 2007.
Dr. Clemens Börsig holds a total of 63,682 Performance Options granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board. These options, which have all vested, have strike prices of € 89.96, € 47.53 and € 76.61 and expiration dates of February 1, 2008, February 1, 2009, and Febru-

20-F // ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ary 1, 2010, respectively. Each Performance Option is accompanied by a Partnership Appreciation Right. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan (pre 2004). DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24 and an expiration date of December 11, 2009. All options have vested and are with respect to our ordinary shares.
The German law on directors’ dealings (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz)) requires persons discharging managerial responsibilities within an issuer of financial instruments, and persons closely associated with them, to disclose their personal transactions in shares of such issuer and financial instruments based on them, especially derivatives, to the issuer and to the BaFin.
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
MAJOR SHAREHOLDERS
On December 31, 2006, our issued share capital amounted to € 1,343,406,103 divided into 524,768,009 no par value ordinary registered shares.
On December 31, 2006, we had 348,196 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2006:

*	Including Deutsche Bank employees and pensioners
On February 28, 2007, a total of 53,337,802 of our shares were registered in the names of 1,445 shareholders resident in the United States. These shares represented 10.15 % of our share capital on that date. On December 31, 2005, a total of 43,165,819 of our shares were registered in the names of 1,607 shareholders resident in the United States. These shares represented 7.78 % of our share capital on that date.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold was 5% and since January 20, 2007 is 3 % of the corporation’s issued voting share capital.
We have not been notified by any corporation of any single investor holding 3 % or more of our shares as of February 28, 2007.

20-F // ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
We are neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.
Pursuant to German law and our Articles of Association, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.
We are aware of no arrangements which may at a subsequent date result in a change in control of our company.
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
We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2006 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2006 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.6 billion (including loans of € 0.9 billion) as of January 31, 2007,
—	were made in the ordinary course of business,

—	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and

—	did not involve more than the normal risk of collectibility or present other unfavorable features.
We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm’s-length basis.
EUROHYPO
EUROHYPO AG (“EUROHYPO”) resulted from a merger of our mortgage bank subsidiary EUROHYPO Europäische Hypothekenbank der Deutschen Bank AG with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002. Subsequently, our German commercial real estate financing division, Dresdner Bank AG’s U.S.-based real estate investment banking team, and part of our London-based real estate business were transferred to EUROHYPO. After these transactions, we owned 37.72 % of the outstanding share capital of EUROHYPO. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72 % stake in EUROHYPO to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction with a total value of € 0.7 billion was completed, reducing our stake to 27.99%. The remaining tranche of the transaction was transferred in the first quarter of 2006.
We, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. The maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG were utilized by the end of 2003. By the end of 2005, EUROHYPO had made claims in respect of the full amount of our financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of our stake in EUROHYPO to Commerzbank AG, we settled the guarantee by full payment to EUROHYPO, at the same time reserving some rights in respect of this payment against Commerzbank AG.
Prior to its disposition, we accounted for our investment in EUROHYPO under the equity method and as such recognized in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP.
We continue to provide EUROHYPO with loans and credit lines. Total loans and credit lines as of December 31, 2006 were € 795 million, of which € 793 million were utilized at that date.
Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 311 million as of December 31, 2006.
XCHANGING ETB GMBH
We hold a stake of 44 % in Xchanging etb GmbH and account for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”), our former subsidiary european transaction bank GmbH, which is a provider of security settlement services. Of the remaining capital, 51 % is owned by Xchanging HoldCo No 3 Ltd (UK), a 100 % subsidiary of Xchanging B.V. (NL) (“Xchanging”), which has management control over and full operational responsibility for XTB, while 5 % is held by one of the larger clients of XTB. Two of the five executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employed by us.
The agreement reached with Xchanging in 2004 included a 12-year outsourcing with XTB for security settlement services, the aim of which is to reduce our costs without compromising service quality. In 2006, we received services from XTB with a volume of € 100 million and provided supply services (e.g., IT and real estate-related services) with a volume of € 35 million to XTB.
GRUNDBESITZ-INVEST
In 2005, grundbesitz-invest (“Grundbesitz”), an open-end property fund sponsored and managed by a subsidiary of ours, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. We committed to support Grundbesitz’s liquidity upon its re-opening by various means. In 2005, we recorded a provision of € 203 million representing the estimated direct and indirect costs of compensation to certain fund share unit holders. In December 2006, the fund manager sold a major portion of Grundbesitz’s German real estate portfolio to Eurocastle, and Grundbesitz has realized significant book gains for its investors on such sale. As a result and as of the date hereof, we do not expect to have any further material risk from our prior commitments made in relation to Grundbesitz. In 2006, we released € 111 million of the provision mentioned above.
RELATED PARTY NONACCRUAL LOANS
Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.
The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2006. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for January 31, 2007 aggregate to € 39 million, down € 3 million or 7% from January 31, 2006. Our participating interests in customer A is 10 % or more of its voting rights. We hold a significant portion of the outstanding equity interests in customers B and C noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). We hold Radio Movil Digital Americas, Inc. as an unconsolidated subsidiary.

20-F // ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

	Amount outstanding as of	Largest amount out-	Nature of the loan and transaction in which incurred
	January 31, 2007	standing January 1, 2006
in € m.		to January 31, 2007

Customer A	21	21	Comprising a € 21 million real estate finance
			loan bearing interest at 6.27 % per annum and
			guarantees which were honored after the company
			filed for liquidation bearing no interest. The loan
			is payable on demand and interest accrual has been
			stopped.

Customer B	3	3	Long term refinancing of non-recourse lease,
			bearing interest at 6.9 % per annum, maturing June
			2019, for which interest accrual has been stopped.

Customer C	0	4	Lease refinancing of movable property bearing
			interest at 2.25 % per annum for which interest
			accrual has been stopped.

Radio Movil	15	15	Cash loan payable on demand, bearing interest at
Digital			12 % per annum, for which interest accrual has been
Americas, Inc.			stopped.

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
LEGAL PROCEEDINGS
IPO ALLOCATION LITIGATION. Deutsche Bank Securities Inc. (“DBSI”), our U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the Court of Appeals for the Second Circuit vacated the decision and held that the six cases could not be certified as class actions. In the putative antitrust class action, the defendants’ motion to dismiss the complaint was granted on November 3, 2003. On September 28, 2005, the Court of Appeals for the Second Circuit vacated the ruling and remanded the case to the lower court for consideration of alternate grounds for dismissal. On December 7, 2006, the U.S. Supreme Court agreed to hear defendants’ appeal of the Second Circuit ruling.
ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiff’s motion for reconsideration.
Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.
In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.
WORLDCOM LITIGATION. Deutsche Bank AG and DBSI were defendants in more than 40 actions filed in U.S. federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom

20-F // ITEM 8: FINANCIAL INFORMATION
Inc. DBSI was a member of the syndicate that underwrote WorldCom’s May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and euro tranches of the May 2001 bond offering. Plaintiffs were alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions included certain WorldCom directors and officers, WorldCom’s auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs alleged that the offering documents contained material misstatements and/or omissions regarding WorldCom’s financial condition. The claims against DBSI and Deutsche Bank AG were made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI was a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims did not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements. All of the individual actions have been resolved.
TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 30 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
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
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. We received a letter claiming damages in the amount of € 1.4 billion plus interest. In this letter, the causality in respect of the basis and scope of the claimed damages was not substantiated.
In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview. Upon introduction of additional plaintiffs and referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. The plaintiffs appealed this decision. On June 5, 2006, the U.S. Court of Appeals for the Second Circuit partly confirmed the dismissal of the claims and otherwise remanded the case to the court of first instance to decide for the remaining claims whether New York was an inconvenient forum or whether they have already been decided. Thereafter, the U.S. District Court for the Southern District of New York dismissed the case on the basis that New York was an inconvenient forum. The dismissal has become final.
On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the U.S. and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. We received a letter claiming damages in the amount of € 2 billion plus interest. In this letter, the causality in respect of the basis and scope of the claimed damages was not substantiated.
PHILIPP HOLZMANN AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. We had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of our Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by us participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which our participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed us they are asserting claims against us because of our role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and

20-F // ITEM 8: FINANCIAL INFORMATION
claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although we are in ongoing discussions, several parties have filed lawsuits against us.
The administrator for imbau filed a lawsuit against us in August 2004 alleging that payments (including interest) of € 77 million received by us in respect of a loan made to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against us in December 2005 seeking damages of € 53 million because of our allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of € 187 million against us alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
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
GENERAL. Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses, including as specifically described above. In accordance with applicable accounting requirements, we provide for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and our final liabilities may ultimately be materially different. Our total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of our litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is our belief that the reasonably possible losses relating to such claim in excess of our provisions are either not material or not estimable.
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
SIGNIFICANT CHANGES
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2006.

20-F // ITEM 9: THE OFFER AND LISTING

Item 9:	The Offer and Listing
OFFER AND LISTING DETAILS
Our share capital consists of ordinary shares issued in registered form without par value. Under German law, no par value shares are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.
The principal trading market for our shares is the Frankfurt Stock Exchange. We maintain a share register in Frankfurt am Main and, for purpose of the trading our shares on the New York Stock Exchange, a share register in New York. Following a detailed review, in 2006 we chose to terminate the listing of our shares at the stock exchanges of Amsterdam, Brussels, London, Luxembourg, Paris, Tokyo, Vienna and Zurich.
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

	Our shares				DAX®-Index
	Price per share			Average daily
	High	Low	Period end	trading volume	High	Low	Period end
	(in €)	(in €)	(in €)	(in thousands of
				shares)

Monthly 2007:
February	110.00	97.66	99.25	4,112.51	7,040.20	6,640.99	6,715.44
January	108.76	100.44	108.44	3,806.65	6,805.09	6,531.25	6,789.11

Monthly 2006:
December	102.18	95.70	101.34	3,398.70	6,629.33	6,195.81	6,596.92
November	103.29	96.13	97.37	4,308.45	6,497.06	6,201.00	6,309.19
October	99.72	94.00	98.61	3,793.17	6,304.78	5,944.57	6,268.92
September	95.81	87.51	95.16	4,053.18	6,031.55	5,737.20	6,004.33

Quarterly 2006:
Fourth Quarter	103.29	94.00	101.34	3,854.14	6,629.33	5,944.57	6,596.92
Third Quarter	95.81	82.39	95.16	3,744.65	6,031.55	5,365.06	6,044.33
Second Quarter	100.20	80.74	88.00	5,168.40	6,162.37	5,243.71	5,683.31
First Quarter	96.19	81.17	94.25	4,047.81	5,993.90	5,290.49	5,970.08

Quarterly 2005:
Fourth Quarter	85.00	74.06	81.90	3,591.02	5,469.96	4,762.75	5,408.26
Third Quarter	78.50	63.00	77.82	3,855.17	5,061.84	4,444.94	5,044.12
Second Quarter	68.52	60.90	64.71	3,781.06	4,637.34	4,157.51	4,586.28
First Quarter	69.90	63.35	66.55	3,603.63	4,435.31	4,160.83	4,348.77

Annual:
2006	103.29	80.74	101.34	4,195.14	6,629.33	5,243.71	6,596.92
2005	85.00	60.90	81.90	3,709.96	5,469.96	4,157.51	5,408.26
2004	77.77	52.37	65.32	4,066.27	4,272.18	3,618.58	4,256.08
2003	66.04	32.97	65.70	4,923.58	3,996.28	2,188.75	3,965.16
2002	82.65	35.60	43.90	4,703.89	5,467.31	2,519.30	2,892.63

Note: All data is based on Orderbuchstatistik (Xetra).

On February 28, 2007, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 99.25 per share and the closing quotation of the DAX Index was 6,715.44. Our shares represented 7.4 % of the DAX Index on that date.
Since October 3, 2001 our shares have also traded on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported on the New York Stock Exchange Composite Tape.

	Our shares
	Price per share			Average daily
	High	Low	Period end	trading volume
	(in U.S.$)	(in U.S.$)	(in U.S.$)	(in number of
				shares)

Monthly 2007:
February	142.69	130.63	131.31	130,247
January	142.04	130.43	142.01	114,415

Monthly 2006:
December	134.71	127.84	133.24	79,215
November	132.85	122.97	129.36	89,371
October	126.35	119.79	126.35	109,145
September	121.25	111.62	120.70	127,370

Quarterly 2006:
Fourth Quarter	134.71	119.79	133.24	93,052
Third Quarter	121.25	103.37	120.70	134,932
Second Quarter	127.74	102.02	112.50	135,844
First Quarter	116.71	97.18	114.24	114,147

Quarterly 2005:
Fourth Quarter	100.41	88.87	96.87	112,498
Third Quarter	96.25	76.30	93.52	104,159
Second Quarter	88.27	76.16	77.90	81,886
First Quarter	93.41	82.67	86.20	75,033

Annual:
2006	134.71	97.18	133.24	119,515
2005	100.41	76.16	96.87	93,537
2004	94.99	64.70	89.01	89,483
2003	82.62	36.44	82.21	96,537
2002	74.00	35.26	45.43	54,047

For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”
You should not rely on our past share performance as a guide to our future share performance.
PLAN OF DISTRIBUTION
Not required because this document is filed as an annual report.
MARKETS
As described above, the principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the New York Stock Exchange and on the seven other German stock exchanges (Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart).

20-F // ITEM 9: THE OFFER AND LISTING
FRANKFURT STOCK EXCHANGE
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 95.76 % of the total turnover in exchange-traded shares in Germany in 2006 (including 90.32 % of the total turnover which is accounted for by Xetra in 2006). According to the World Federation of Exchanges, Deutsche Börse AG was the sixth largest stock exchange in the world in 2006 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Tokyo and Euronext.
As of December 31, 2006, the shares of 8,032 companies traded on the various market segments of the Frankfurt Stock Exchange. Of these, 978 were German companies and 7,054 were non-German companies.
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

20-F // ITEM 10: ADDITIONAL INFORMATION

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
EXCHANGE CONTROLS
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Burma/Myanmar, Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Iraq, Liberia, Sudan and Zimbabwe, as well as persons associated with Slobodan Milosevic, the deceased former president of Serbia and Yugoslavia, and President Alexander Lukashenko and certain other officials of Belarus. Funds of a number of Iranian legal and natural persons are to be frozen according to German law dated February 2, 2007.
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
TAXATION
The following is a summary of the material German and United States federal income tax consequences of the ownership and disposition of shares for a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:

—	the beneficial owner of shares (and of the dividends paid with respect the shares);
—	an individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries;
—	not also a resident of Germany for German tax purposes; and
—	not subject to an “anti-treaty shopping” article that applies in limited circumstances.
The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany. The summary does not discuss the treatment of those shareholders.
The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Under the new Treaty of June 1, 2006 which is expected to become effective in 2007 generally no changes are to be expected with the exception that U.S. pension funds will be exempt from German dividend withholding tax.
Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, including the effect of any state, local, or other national laws.
TAXATION OF DIVIDENDS
Dividends that we pay are subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20 % withholding tax and a 1.1 % surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 6.1 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 78.9, may claim a refund from the German tax authorities of 6.1 and, therefore, receive a total cash payment of 85 (i.e., 85 % of the declared dividend). For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100.
The German rules provide that a dividend received by corporations, and half of the dividend received by individuals, will be exempt from German tax. Beginning in 2004, 5 % of such dividends received by corporations from both domestic and foreign shareholdings is treated as non-deductible expense for corporation tax purposes. These rules apply regardless of whether a shareholder is a tax resident of Germany or a nonresident, if the shares form part of the assets of a permanent establishment or fixed base that the nonresident maintains in Germany. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to a U.S. resident as described above.
The gross amount of dividends that a U.S. resident receives (including amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15 % rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal income tax liability or, at its election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, a U.S. resident will be deemed to have paid German taxes of 15. A U.S. resident cannot claim credits for German taxes that would have been refunded to it if it had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. tax authorities have indicated an intention to use existing law

20-F // ITEM 10: ADDITIONAL INFORMATION
and to issue new regulations to limit the creditability of foreign withholding taxes in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income. A U.S. resident should consult its tax advisor if it has questions about whether such rules may affect its ability to utilize foreign tax credits.
Subject to certain exceptions our dividends received by an individual before January 1, 2011 will be subject to U.S taxation at a maximum rate of 15%. This lower rate applies to our dividends only if the shares in respect of which such dividend is paid have been held by the U.S. resident individual for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which a U.S. resident individual hedges a position in its shares or related property may not count for purposes of the holding period test. Our dividends also would not be eligible for the lower rate if a U.S. resident individual elects to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. A U.S. resident individual should consult its own tax advisor regarding the availability of the reduced dividend rate in light of its own particular circumstances.
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
REFUND PROCEDURES
To claim the refund a U.S. resident must submit (either directly or, as described below, through the Depository Trust Company), within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern (formerly Bundesamt für Finanzen), An der Küppe 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (http://www.bzst.bund.de).
A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. Requests for certification are to be made in writing or by faxing a request and must include the U.S. resident’s name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of the U.S. resident’s last filed tax return. If the U.S. resident desires a “current year” Form 6166, its Form 6166 request must include a penalties of perjury statement, which has been signed by it in the current year under penalties of perjury, certifying that 1) it is a resident of the United States currently, and 2) it will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 it must use IRS Form 8802 (which will not be processed unless a user fee is paid). Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.
A simplified refund procedure is available if a U.S. resident holds its shares through banks and brokers participating in the Depository Trust Company. These arrangements have been made on a trial basis and may be amended or re-

voked at any time in the future. If the U.S. resident’s bank or broker elects to participate in the simplified procedure, the Depository Trust Company will perform administrative functions necessary to claim the Treaty refund for it. In this case, its broker will report to the Depository Trust Company the number of shares that it holds together with the number of shares held by other holders that are also eligible to claim Treaty refunds. The Depository Trust Company will then prepare and file a combined claim for refund with the German tax authorities. The combined claim need not include evidence of a U.S resident’s entitlement to Treaty benefits.
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
If a U.S. resident holds its shares through a bank or broker who participates in the Depository Trust Company that elects to participate in the simplified refund procedure, it could take at least three weeks for it to receive a refund after a combined claim for refund has been filed with the German tax authorities. If a U.S. resident files a claim for refund directly with the German tax authorities, it could take at least eight months for it to receive a refund. The length of time between filing a claim for refund and receipt of that refund is uncertain and we can give no assurances as to when any refund will be received.
TAXATION OF CAPITAL GAINS
Under the Treaty, a U.S. resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, gain or loss realized by a U.S. resident on the sale or disposition of shares will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a current maximum rate of 15 % under recently enacted legislation. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.
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

20-F // ITEM 10: ADDITIONAL INFORMATION
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
RISK AND CAPITAL MANAGEMENT
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.
RISK AND CAPITAL MANAGEMENT PRINCIPLES
The following key principles underpin our approach to risk and capital management:
—	Our Management Board provides overall risk and capital management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk and capital profile.
—
We manage credit, market, liquidity, operational, business and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.

—	The structure of our risk and capital management function is closely aligned with the structure of our Group Divisions.
—	The risk and capital management function is independent of our Group Divisions.
RISK AND CAPITAL MANAGEMENT ORGANIZATION
Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational and business risk management as well as capital management activities within our consolidated Group. In 2006, we merged Risk Management and Treasury & Capital Management, previously called Group Treasury, to form an integrated risk and capital management function. Additionally, the Capital and Risk Committee was formed as a functional committee of Deutsche Bank to integrate further our risk and capital management activities. It is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. Additionally, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers that report directly to the Chief Risk Officer – one being the Chief Credit Officer and the other being responsible for Market Risk Management, Investment Risk Management and Treasury & Capital Management – are among the voting members of our Risk Executive Committee.
The Risk Executive Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among other things, the Group Credit Policy Committee reviews credit policies, industry reports and country risk limit applications throughout the Group.
Dedicated risk and capital management units are established with the mandate to:
—	Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set;
—	Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
—	Approve credit risk, market risk and liquidity risk limits;
—	Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
—	Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.
The Group Reputational Risk Committee (GRRC) is an official sub-committee of both the Risk Executive Committee and the Group Compliance Committee, and is co-chaired by the chairmen of these committees. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.
Our finance, audit and legal departments support our risk and capital management function. They operate independently both of the Group Divisions and of the risk and capital management function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.
On January 31, 2007, the Supervisory Board announced that the Chief Risk Officer will take charge of the legal and compliance departments in conjunction with the retirement of the current Chief Administrative Officer from the Management Board at the close of our Annual General Meeting on May 24, 2007.
CATEGORIES OF RISK
The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.
SPECIFIC BANKING RISKS
Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.
—
CREDIT RISK arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as “counterparties”). This is the largest single risk we face. We distinguish among three kinds of credit risk:

—	DEFAULT RISK is the risk that counterparties fail to meet contractual payment obligations.
—
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

—	SETTLEMENT RISK is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
—
MARKET RISK arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

—	LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due.
—
OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

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
As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:
—
ECONOMIC CAPITAL. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See “Overall Risk Position” below for a quantitative summary of our economic capital usage.

—
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

—
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

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
—
STRESS TESTING. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position.

—
REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note [22] of the consolidated financial statements.

CREDIT RISK
Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:
—	In all our Group Divisions consistent standards are applied in the respective credit decision processes.
—
The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.

—
Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.

—	We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
—
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

CREDIT RISK RATINGS
A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.
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
LOAN EXPOSURE MANAGEMENT GROUP
As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies’ portfolio within our Corporate and Investment Bank Group Division.
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
LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
—	to reduce single-name and industry credit risk concentrations within the credit portfolio, and
—	to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.
The notional amount of LEMG’s risk reduction activities increased 10.5 % from € 34.6 billion as of December 31, 2005, to € 38.3 billion as of December 31, 2006.
As of year-end 2006, LEMG held credit derivatives with an underlying notional amount of € 24.8 billion. This position totaled € 24.7 billion as of December 31, 2005.
The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.
LEMG also mitigated the credit risk of € 13.4 billion of loans and lending-related commitments as of December 31, 2006, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 9.7 billion as of December 31, 2005. LEMG further mitigated € 0.1 billion of loans and lending-related commitments as of December 31, 2006, by

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
way of credit-linked notes. This position totaled € 0.2 billion as of December 31, 2005. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry that arises under SFAS 133 between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.
CREDIT EXPOSURE
We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter (“OTC”) derivatives and tradable assets:
—	“Loans” are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
—	“Contingent Liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
—
“OTC Derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case after netting.

—	“Tradable Assets” include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.
Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables, amounting to € 32.5 billion at December 31, 2006 and € 23.5 billion at December 31, 2005; forward committed repurchase and reverse repurchase agreements, of € 77.8 billion at December 31, 2006 and € 119.2 billion at December 31, 2005; and irrevocable lending-related commitments, of € 159.2 billion at December 31, 2006 and € 145.0 billion at December 31, 2005. At December 31, 2006, 85 % of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.
The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Eastern Europe	2,600	2,242	808	548	742	750	8,344	5,569	12,494	9,109

Western Europe	130,468	119,890	28,311	20,452	29,313	33,799	121,095	110,033	309,187	284,174

Africa	587	272	357	172	436	548	1,489	934	2,869	1,926

Asia-Pacific	12,654	11,328	3,381	4,419	7,325	6,507	55,698	50,328	79,058	72,582

North America	21,994	17,760	10,827	9,344	19,606	20,926	126,262	113,780	178,689	161,810

Central and South America	1,513	1,765	309	372	973	818	8,969	8,020	11,764	10,975

Other[1]	72	26	–	2	253	434	1,806	583	2,131	1,045

Total	169,888	153,283	43,993	35,309	58,648	63,782	323,663	289,247	596,192	541,621

1	Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile	Loans				Contingent liabilities		OTC derivatives		Tradable assets		Total
by industry sector	Dec 31,		Dec 31,		Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2006		2005		2006	2005	2006	2005	2006	2005	2006	2005

Banks and insurance	8,965		7,676		8,829	6,270	37,327	43,914	132,499	106,433	187,620	164,293

Manufacturing	15,379		15,703		9,689	8,996	2,642	2,366	18,257	16,426	45,967	43,491

Households	66,332		62,457		1,232	1,299	781	425	–	–	68,345	64,181

Public sector	3,742		2,629		688	515	4,239	4,582	120,367	121,853	129,036	129,579

Wholesale and retail trade	12,056		12,077		2,546	2,531	827	496	4,981	4,143	20,410	19,247

Commercial real estate activities	14,099		13,259		2,144	2,168	540	619	1,744	1,449	18,527	17,495

Other	49,315	[1]	39,482	[1]	18,865	13,530	12,292	11,380	45,815	38,943	126,287	103,335

Total	169,888		153,283		43,993	35,309	58,648	63,782	323,663	289,247	596,192	541,621

1	Includes lease financing.
Our loans and contingent liabilities-related credit exposure to our ten largest counterparties accounts for 5 % of our total credit exposure in these categories as of December 31, 2006. Included in our top ten counterparty exposures are exposures relating to structured trades which show high levels of collateralization.
We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.
—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
—	Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
CORPORATE CREDIT EXPOSURE
The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.
This table reflects an increase in our corporate loan book, as well as a continued overall improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2006 compared to 2005 is primarily a consequence of our tight credit discipline and the overall benign credit environment. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2005 to 67 % at December 31, 2006.

Credit risk profile	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total
by creditworthiness category	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

AAA–AA	18,669	17,086	5,807	3,152	28,343	25,026	170,398	161,181	223,217	206,445

A	15,025	11,940	13,642	9,336	16,459	19,365	47,573	40,155	92,699	80,796

BBB	30,748	26,183	13,512	13,012	7,188	10,065	27,596	24,143	79,044	73,403

BB	22,152	22,036	6,821	7,088	5,485	7,853	59,149	41,564	93,607	78,541

B	4,718	5,067	3,607	2,060	1,060	1,132	14,236	16,633	23,621	24,892

CCC and below	4,834	3,123	604	661	113	341	4,711	5,571	10,262	9,696

Total	96,146	85,435	43,993	35,309	58,648	63,782	323,663	289,247	522,450	473,773

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
CONSUMER CREDIT EXPOSURE
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	(in € m.)		as a % of total exposure		as a % of total exposure
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2006	2005	2006	2005	2006	2005

Consumer credit exposure Germany:	53,489	50,569	1.90%	2.04%	0.55%	0.54%
Consumer and small business financing	12,301	10,955	2.20%	2.11%	1.48%	1.38%
Mortgage lending	41,188	39,614	1.80%	2.02%	0.27%	0.31%

Consumer credit exposure outside Germany	20,253	17,279	1.04%	1.12%	0.36%	0.37%

Total consumer credit exposure	73,742	67,848	1.66%	1.80%	0.50%	0.50%

The volume of our consumer credit exposure rose by € 5.9 billion, or 9%, from 2005 to 2006, driven mainly by the volume growth of our portfolio in Germany (up € 2.9 billion) and even stronger relative growth in Italy (up € 1.6 billion) and Spain (up € 1.0 billion). Total net credit costs as a percentage of total exposure remained constant compared to 2005 as an increase in consumer and small business finance in Germany was offset by a reduction in German mortgage lending. In Germany, loans delinquent by 90 days or more decreased from 2.04 % to 1.90 % reflecting disciplined risk management in our mortgage portfolio partly offset by the effect from the acquisition of norisbank, impacting our German consumer and small business financing portfolio. The lower percentage of delinquent loans outside Germany is predominantly a reflection of volume growth.
CREDIT EXPOSURE FROM DERIVATIVES
To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps & Derivatives Association’s master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty’s default, resulting in one single net claim against the counterparty (called “close-out netting”). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.
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
The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2006.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK

Dec 31, 2006	Notional amount maturity distribution				Positive	Negative	Net
		> 1 and	After five	Total	market	market	market
in € m.	Within one year	≤ 5 years	years		value	value	value
Interest-rate-related transactions:

OTC products:
FRAs	2,127,198	82,255	453	2,209,906	909	(852)	57
Interest rate swaps (single currency)	9,553,658	8,920,058	6,606,970	25,080,686	187,502	(191,509)	(4,007)
Purchased interest rate options	421,613	494,336	600,824	1,516,773	25,901	–	25,901
Written interest rate options	433,266	686,765	657,593	1,777,624	–	(27,410)	(27,410)
Other interest rate trades	–	–	–	–	–	–	–

Exchange-traded products:
Interest rate futures	312,411	260,321	1,100	573,832	–	–	–
Purchased interest rate options	96,778	3,644	–	100,422	71	–	71
Written interest rate options	248,993	5,640	–	254,633	–	(127)	(127)

Sub-total	13,193,917	10,453,019	7,866,940	31,513,876	214,383	(219,898)	(5,515)

Currency-related transactions:

OTC products:
Forward exchange trades	504,686	27,588	3,643	535,917	5,564	(6,459)	(895)
Cross currency swaps	1,372,900	457,470	376,526	2,206,896	39,300	(37,571)	1,729
Purchased foreign currency options	315,321	51,139	11,107	377,567	6,596	–	6,596
Written foreign currency options	317,108	59,331	7,755	384,194	–	(7,074)	(7,074)

Exchange-traded products:
Foreign currency futures	12,563	172	–	12,735	–	–	–
Purchased foreign currency options	4,519	70	–	4,589	42	–	42
Written foreign currency options	4,811	13	–	4,824	–	(39)	(39)

Sub-total	2,531,908	595,783	399,031	3,526,722	51,502	(51,143)	359

Equity/index-related transactions:

OTC products:
Equity forward	1,289	5	–	1,294	40	(16)	24
Equity/index swaps	105,199	47,654	12,226	165,079	5,549	(7,382)	(1,833)
Purchased equity/index options	109,264	102,257	21,817	233,338	35,326	–	35,326
Written equity/index options	135,257	123,587	36,842	295,686	–	(42,825)	(42,825)

Exchange-traded products:
Equity/index futures	50,843	–	–	50,843	–	–	–
Equity/index purchased options	140,699	61,890	8,795	211,384	14,992	–	14,992
Equity/index written options	124,598	69,775	12,272	206,645	–	(18,737)	(18,737)

Sub-total	667,149	405,168	91,952	1,164,269	55,907	(68,960)	(13,053)

Credit derivatives	152,477	1,921,525	1,098,988	3,172,990	30,019	(31,187)	(1,168)

Other transactions:

OTC products:
Precious metal trades	37,162	26,870	4,646	68,678	4,191	(3,030)	1,161
Other trades	128,511	178,307	4,135	310,953	20,439	(19,232)	1,207

Exchange-traded products:
Futures	14,300	7,758	29	22,087	33	(42)	(9)
Purchased options	11,310	5,348	–	16,658	1,761	–	1,761
Written options	11,918	5,516	–	17,434	–	(1,857)	(1,857)

Sub-total	203,201	223,799	8,810	435,810	26,424	(24,161)	2,263

Total OTC business	15,714,909	13,179,147	9,443,525	38,337,581	361,336	(374,547)	(13,211)

Total exchange-traded business	1,033,743	420,147	22,196	1,476,086	16,899	(20,802)	(3,903)

Total	16,748,652	13,599,294	9,465,721	39,813,667	378,235	(395,349)	(17,114)

Positive market values after netting agreements					75,515

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
COUNTRY RISK
We manage country risk through a number of risk measures and limits, the most important being:
—	Total Counterparty Exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events (“country risk event”). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
—	Transfer Risk Exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a “transfer risk event”). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
—	Highly-Stressed Event Risk Scenarios. We use stress testing to measure potential market risk on our trading positions and view these as market risks.
COUNTRY RISK RATINGS
Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:
—	Sovereign Rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.

—	Transfer Risk Rating. A measure of the probability of a “transfer risk event.”

—	Event Risk Rating. A measure of the probability of major disruptions in the market risk factors relating to a country.
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
MONITORING COUNTRY RISK
We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
COUNTRY RISK EXPOSURE
The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets net counterparty exposure
in € m.	Dec 31, 2006	Dec 31, 2005
Total net counterparty exposure	11,537	9,516

Total net counterparty exposure (excluding OTC derivatives)	8,921	6,838

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure
in € m.	Dec 31, 2006	Dec 31, 2005
Africa	352	340

Asia (excluding Japan)	1,569	1,136

Eastern Europe	1,092	906

Latin America	411	508

Middle East	1,492	1,244

Total Emerging Markets net transfer risk exposure	4,916	4,134

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.
At December 31, 2006, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 4.9 billion, an increase of 19%, or € 0.8 billion, from December 31, 2005. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.
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
Additionally, as of December 31, 2006, we had € 1 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.
The following table presents the components of our December 31, 2006 and December 31, 2005 problem loans.

	Dec 31, 2006			Dec 31, 2005
	Impaired loans[1]	Nonperforming	Total	Impaired loans[1]	Nonperforming	Total
		homogeneous			homogeneous
in € m.		loans			loans
Nonaccrual loans	1,906	1,097	3,003	2,444	1,106	3,550

Loans 90 days or more past due and still accruing	4	181	185	13	189	202

Troubled debt restructurings	114	–	114	119	–	119

Total problem loans	2,024	1,278	3,302	2,576	1,295	3,871

1	Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 569 million decrease in our total problem loans in 2006 was due to € 744 million of gross charge-offs, a € 39 million decrease as a result of exchange rate movements and a € 213 million net increase of problem loans. Substantially all of the reduction in problem loans took place in our impaired loans with gross charge-offs of € 284 million, net reductions of € 229 million and a € 39 million decrease as a result of exchange rate movements. In the homogeneous loan portfolio charge-offs were substantially offset by net increases. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2006, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.
Our commitments to lend additional funds to debtors with problem loans amounted to € 46 million as of December 31, 2006, a decrease of € 23 million or 33%, compared to December 31, 2005. Of these commitments € 4 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 5 million or 56%, compared to December 31, 2005.
The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2006	Dec 31, 2005
Nonaccrual loans:
German	2,228	2,771
Non-German	775	779

Total nonaccrual loans	3,003	3,550

Loans 90 days or more past due and still accruing:
German	183	198
Non-German	2	4

Total loans 90 days or more past due and still accruing	185	202

Troubled debt restructurings:
German	90	48
Non-German	24	71

Total troubled debt restructurings	114	119

NONACCRUAL LOANS
We place a loan on nonaccrual status if:
—	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or

—	the accrual of interest should be ceased according to management’s judgment as to collectibility of contractual cash flows.
When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management’s judgment as to collectibility of principal.
As of December 31, 2006, our nonaccrual loans totaled € 3.0 billion, a net decrease of € 547 million, or 15%, from 2005. The net decrease in nonaccrual loans took place substantially in our impaired loans driven by charge-offs, net reductions and a decrease as a result of exchange rate movements.
As of December 31, 2005, our nonaccrual loans totaled € 3.6 billion, a net decrease of € 0.9 billion, or 21%, from 2004. The net decrease in nonaccrual loans was mainly driven by charge-offs.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING
These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.
In 2006, our 90 days or more past due and still-accruing loans decreased by € 17 million, or 8%, from 2005.
In 2005, our 90 days or more past due and still-accruing loans decreased by € 45 million, or 18%, to € 202 million. This decrease was due to the fact that loans of this category which had to be placed on nonaccrual status or returned to performing status were substituted to a lesser extent by new loans to be allocated to this category.
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
In 2006, the volume of troubled debt restructurings remained stable, showing only a minor reduction of € 5 million, or 4%.
In 2005, the volume of troubled debt restructurings increased by € 30 million, or 34%, to € 119 million as of December 31, 2005. This increase was mainly due to a single restructuring case in Western Europe.
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

INHERENT LOSS COMPONENT
The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:
—
COUNTRY RISK ALLOWANCE. We establish a country risk allowance for loan exposures in countries where according to management’s judgment a “transfer risk event” is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country’s financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

—
SMALLER-BALANCE STANDARDIZED HOMOGENEOUS LOAN LOSS ALLOWANCE. Our smaller-balance standardized homogeneous loan portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

—
OTHER INHERENT LOSS ALLOWANCE. The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

CHARGE-OFF POLICY
We take charge-offs based on Credit Risk Management’s assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans, we generally take charge-offs when a product-specific past due status has been reached.
ALLOWANCE FOR LOAN LOSSES
The following table presents the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK

in € m. (except percentages)	Dec 31, 2006		Dec 31, 2005
German:
Specific loan loss allowance:
Banks and insurance	–	1%	–	1%
Manufacturing	245	4%	288	4%
Households (excluding mortgages)	31	10%	46	11%
Households – mortgages	11	16%	14	18%
Public sector	–	1%	–	1%
Wholesale and retail trade	109	2%	137	2%
Commercial real estate activities	183	6%	261	7%
Other	205	8%	229	8%

Specific German loan loss allowance total	784		975

Inherent loss allowance	439		461

German total	1,223	48%	1,436	52%

Non-German:
Specific loan loss allowance	284		255
Inherent loss allowance	247		237

Non-German total	531	52%	492	48%

Total allowance for loan losses	1,754	100%	1,928	100%

Total specific allowance	1,068		1,230

Total inherent loss allowance	686		698

Total allowance for loan losses	1,754		1,928

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
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2006	2005
Allowance at beginning of year	1,928	2,345

Charge-offs:

German:
Banks and insurance	2	1
Manufacturing	78	61
Households (excluding mortgages)	244	216
Households – mortgages	35	36
Public sector	–	–
Wholesale and retail trade	40	54
Commercial real estate activities	100	112
Lease financing	–	3
Other	109	162

German total	608	645

Non-German:
Excluding lease financing	135	373
Lease financing only	1	–

Non-German total	136	373

Total charge-offs	744	1,018

Recoveries:

German:
Banks and insurance	1	1
Manufacturing	19	11
Households (excluding mortgages)	45	41
Households – mortgages	8	–
Public sector	–	–
Wholesale and retail trade	9	10
Commercial real estate activities	7	4
Lease financing	–	–
Other	42	42

German total	131	109

Non-German:
Excluding lease financing	133	61
Lease financing only	–	–

Non-German total	133	61

Total recoveries	264	170

Net charge-offs	480	848

Provision for loan losses	330	374

Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57

Allowance at end of year	1,754	1,928

Percentage of total net charge-offs to average loans for the year	0.29%	0.58%

Our allowance for loan losses as of December 31, 2006 was € 1.8 billion, a 9 % decrease from the € 1.9 billion reported at the end of 2005. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.
Our gross charge-offs amounted to € 744 million in 2006, a decrease of € 274 million, or 27%, from 2005. Of the charge-offs for 2006, € 284 million were related to our corporate credit exposure, mainly driven by our German portfolio, and € 460 million were related to our consumer credit exposure.
Our provision for loan losses in 2006 was € 330 million, down € 44 million, or 12%, from the prior year, reflecting tight credit risk management, positive results of workout processes as well as the continued benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
Our specific loan loss allowance was € 1.1 billion as of December 31, 2006, a decrease of € 162 million, or 13%, from 2005. The change in our allowance is comprised of net charge-offs of € 153 million, a decrease of € 13 million as a result of exchange rate movements and a net specific loan loss provision of € 5 million, which was 91 % lower than in the previous year. The specific loan loss allowance is the largest component of our total allowance for loan losses.
Our inherent loan loss allowance totaled € 686 million as of December 31, 2006, a marginal decrease from the level at the end of 2005 (€ 698 million).
Our allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18 % decrease from the € 2.3 billion reported at the end of 2004. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.
Our gross charge-offs amounted to € 1.0 billion in 2005. Of the charge-offs for 2005, € 580 million were related to our corporate credit exposure, mainly driven by our German and American portfolios, and € 437 million were related to our consumer credit exposure.
Our provision for loan losses in 2005 was € 374 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2005, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.
Our specific loan loss allowance was € 1.2 billion as of December 31, 2005. The € 424 million decrease in our allowance in 2005 is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from currency translation. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.
Our inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for our smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in our other inherent loss allowance.
For a description of the factors which influenced additions to the allowance in earlier years, see pages S-7 and S-8 of the supplemental financial information, which is incorporated by reference herein.
NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2006, 30 % of our total allowance was attributable to international clients.

in € m.	2006	2005
Allowance at beginning of year	492	800

Charge-offs	136	373

Recoveries	133	61

Net charge-offs	3	312

Provision for loan losses	66	(53)

Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57

Allowance at end of year	531	492

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS
The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005
Allowance at beginning of year	329	345

Provision for off-balance sheet positions	(50)	(24)

Other changes (currency translation and allowance related to acquisitions/divestitures)	(8)	8

Allowance at end of year	271	329

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
Where no such settlement system exists, as is the case with some foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.
MARKET RISK
Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:
—	Interest rate risk;
—	Equity price risk;
—	Foreign exchange risk; and
—	Commodity price risk.
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

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent risk and capital management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the market risk capital for our general and specific market risks. Since then the model has been periodically reviewed and approval has been maintained.
Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 90 million throughout the year 2006 and the overall value-at-risk limit for our consolidated Group trading positions was € 92 million (with a 99 % confidence level, as described below, and a one-day holding period), both unchanged from the previous year.
SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS
German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:
—
CONSOLIDATION. For German regulatory purposes we do not consolidate entities other than banking institutions, financial services institutions, financial enterprises, bank service enterprises and certain fund management companies. However, we do consolidate a number of entities under U.S. GAAP, which we do not consolidate for German regulatory purposes. These companies mainly include variable interest entities.

—
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

—
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
We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our credit trading business.
To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.
BACK-TESTING
We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.
A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.
STRESS TESTING AND ECONOMIC CAPITAL
While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.
The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.
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
Our stress test scenarios include:
—	Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
—	Emerging Markets’ risks, including equity price declines, increases in interest rates and currency devaluations.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
—	Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
—	Underwriting risks in debt and equity capital markets for industrialized countries.
We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).
Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at year-end 2006, materially unchanged compared to year-end 2005.
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
Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:
—	The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
—
The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

—
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

—	The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
—	We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
—
Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

The aggregate value-at-risk estimates for our trading market risk are adequate risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.
VALUE-AT-RISK OF THE TRADING UNITS OF OUR CORPORATE AND INVESTMENT BANK GROUP DIVISION
The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of			Diversification		Interest rate		Equity price		Foreign		Commodity
Trading Units	Total		effect		risk		risk		exchange risk		price risk
in € m.	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Average	69.5	65.8	(49.2)	(37.5)	51.0	52.8	41.7	33.3	14.1	10.3	11.8	7.0

Maximum	82.0	79.2	(65.5)	(47.4)	66.1	61.6	60.2	43.1	46.2	18.2	25.0	11.3

Minimum	58.3	57.8	(38.5)	(29.4)	42.1	41.9	31.4	22.9	4.5	5.5	5.2	3.5

Year-end	76.9	69.8	(44.0)	(40.9)	50.3	55.3	53.0	32.8	12.2	12.9	5.4	9.6

The following graph shows the daily aggregate value-at-risk of our trading units in 2006, including diversification effects, and actual income of the trading units throughout the year.
INCOME OF TRADING UNITS AND VALUE-AT-RISK IN 2006
in € m.
While we have taken selective trading opportunities and risks throughout the year, our value-at-risk for the trading units remained within a band between € 58.3 million and € 82.0 million. The higher value-at-risk levels continue to be driven by interest rate risk exposures and/or equity positions. The average value-at-risk in 2006 was € 69.5 million, which is 5.5 % above the 2005 average of € 65.8 million.
Our trading units achieved a positive actual income for over 96 % of the trading days in 2006 (over 93 % in 2005). On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.
In our regulatory back-testing in 2006, we observed three outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. This is in line with the two to three outliers a year that are statistically expected when using a 99 % confidence level value-at-risk model. All outliers were driven by exceptionally high levels of volatility in equity markets.

20-F //ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
The following histogram illustrates the distribution of actual daily income of our trading units in 2006. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.
INCOME OF TRADING UNITS IN 2006
in € m.
MARKET RISK IN OUR NONTRADING PORTFOLIOS
The market risk in our nontrading portfolios, as measured by economic capital, slightly decreased from € 1.4 billion at year-end 2005 to € 1.3 billion at year end 2006.
MANAGEMENT OF OUR NONTRADING PORTFOLIOS
The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our group-wide risk appetite, capitalization requirements and funding needs based on group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular review of the exposures within the nontrading asset portfolio and associated stress test results, performance review of acquisitions and investments, allocating risk limits to the Business Divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.
Our dedicated Investment Risk Management team was carved out of the Market Risk Management team and was established within our risk and capital management function during 2006 to specialize in risk-related aspects of our nontrading activities. Investment Risk Management performs monthly reviews of the risk profile of the nontrading asset portfolios, including market values, economic capital estimates, limit usages, performance and pipeline activity.
The policies and procedures governing our nontrading activities are ratified by the Risk Executive Committee.
ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS
Unlike for our trading portfolios we do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios due to the nature of these positions as well as the lack of transparency of some of the pricing. Rather we assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to monitor and manage the nontrading market risk positions actively using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 22 % and 38%, which are based on historically observed market moves. In addition, we consider value reductions between 10 % and 15 % to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section “Risk Management Tools – Economic Capital” and “Market Risk – Stress Testing and Economic Capital”.
NONTRADING MARKET RISK BY RISK CLASS
The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.
NONTRADING MARKET RISK BY GROUP DIVISION
There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains the biggest in the Group and is incurred through private equity investments, industrial holdings and other corporate investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses primarily in the form of minority seed and co-invest fund capital. In our Corporate and Investment Bank Group Division the most significant part arises from principal investments.
CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS
The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage
in € bn.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Major industrial holdings	5.0	4.1	0.2	0.3

Other corporate investments	2.5	4.2	0.6	0.5

Alternative assets:	2.5	2.5	0.5	0.7
Principal investments[1]	1.1	1.1	0.4	0.4
Real estate	1.1	1.1	0.1	0.2
Hedge funds[2]	0.3	0.4	0.0	0.0

Total	10.0	10.9	1.3	1.4

1	Principal investments include transactions previously disclosed as Private Equity.

2	There is a small economic capital usage of € 40 million as of December 31, 2006 and € 39 million as of December 31, 2005.
Our economic capital usage for these nontrading asset portfolios totaled € 1.3 billion at year-end 2006, which is € 0.1 billion, or 7%, below our economic capital usage at year-end 2005. This decrease primarily reflects the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings.
—	MAJOR INDUSTRIAL HOLDINGS. The decrease in economic capital usage for our major industrial holdings was primarily driven by an increase of unrealized gains. Our economic capital usage of € 0.2 billion at year-end 2006 was mainly due to the residual shareholding in DaimlerChrysler AG, while the economic capital usage for our other industrial holdings was comparatively small due to our unrealized gains associated with these holdings.

20-F //ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
—
OTHER CORPORATE INVESTMENTS. The decrease in the carrying value of other corporate investments was largely due to the transfer of the residual shareholding of 27.99 % in EUROHYPO AG to Commerzbank AG in 2006. This transfer was agreed in 2005 and already reflected in the economic capital usage at year-end 2005. The economic capital usage of € 0.6 billion for our other corporate investments at year-end 2006 was driven by our mutual fund investments and a few other corporate investments.

—
ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio is well diversified and continues to be dominated by principal investments and real estate investments. Within our principal investments portfolio, we shifted our focus from longer-term private equity investments to investments that we plan to repackage and redistribute within a short to medium timeframe.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.
MAJOR INDUSTRIAL HOLDINGS
The following table shows the percentage share of capital and the market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2006, and the corresponding holdings at year-end 2005. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in%)		Market value (in € m.)
Name	Country of domicile	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
DaimlerChrysler AG	Germany	4.4	4.4	2,103	1,930

Allianz SE	Germany	2.2	2.4	1,494	1,234

Linde AG	Germany	7.8	10.0	983	785

Fiat S.p.A.	Italy	0.8	0.8	144	73

Deutsche Börse	Germany	1.0	–	142	–

Other	N/M	N/M	N/M	108	122

Total				4,975	4,144

N/M – Not meaningful
LIQUIDITY RISK
Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2006.
LIQUIDITY RISK MANAGEMENT FRAMEWORK
Treasury & Capital Management is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved on a regular basis by the Risk Executive Committee. The policies define the methodology which is applied to the Group.
Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.

Our cash flow based reporting tool provides daily liquidity risk information to global and regional management.
Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.
SHORT-TERM LIQUIDITY
Our reporting tool tracks cash flows on a daily basis over an 18-month horizon. This scheme allows management to assess our short-term liquidity position in any location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and ensure our access to liquidity.
UNSECURED FUNDING
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Risk Executive Committee sets limits by business division to protect our access to unsecured funding at attractive levels.
ASSET LIQUIDITY
The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.
The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. As a result of various efficiency initiatives in security settlement systems, we were able to reduce this dedicated portfolio by 13 % to € 17.6 billion as of December 31, 2006.
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
The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2006 and December 31, 2005, both in euro billion and as a percentage of our total external unsecured liabilities.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
EXTERNAL UNSECURED LIABILITIES BY PRODUCT
in € bn.

*	Refers to deposits by small and medium-sized German corporates.

**	Commercial Paper/Certificates of Deposit with a maturity of one year or less.
FUNDING MATRIX
We have mapped all funding-sensitive assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.
The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.
In 2006, Treasury & Capital Management issued capital market instruments with a total value of approximately € 21 billion.
For information regarding the maturity profile of our long-term debt, please refer to Note [17] of our consolidated financial statements.
STRESS TESTING AND SCENARIO ANALYSIS
We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001), case studies of liquidity crises and models using hypothetical events. The last includes internal scenarios such as operational risk events, a rating downgrade of the Bank by 1 and 3 notches respectively and external scenarios such as a market risk event, Emerging Markets crises and systemic shock. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).
This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.
Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following table is illustrative for our stress testing results as of December 31, 2006. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

	Funding gap[1]		Gap closure 2
Scenario	(in € bn.)	Liquidity impact	(in € bn.)
Market risk	8.7	Gradually increasing	117.7

Emerging markets	23.7	Gradually increasing	140.1

Systemic shock	31.5	Temporary disruption	84.2

Operational risk	19.3	Temporary disruption	124.9

DB downgrade to A1/P1 (short term) and A1/A+ (long term)	30.2	Gradually increasing	155.0

DB downgrade to A2/P2 (short term) and A3/A- (long term)	108.0	Gradually increasing	155.0

1	Funding gap after assumed partially impaired rollover of liabilities.

2	Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.
With the increasing importance of liquidity management in the financial industry, we consider it important to confer with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.
In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. For a further description of these regulations, see “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.
CAPITAL MANAGEMENT
Capital is managed by Treasury & Capital Management at Group level and locally in each region. The allocation of financial resources (capital and liquidity) in general and capital in particular favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury & Capital Management periodically reallocates available capital among business portfolios.
Treasury & Capital Management implements our capital strategy – which itself is developed by the Capital and Risk Committee and approved by the Management Board – including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic capital. Our target for the BIS Tier I capital ratio is to stay within an 8-9 % target range.
Milestones in capital management in 2006 were the completion of the share buy-back program 2005/06 and the start of the share buy-back program 2006/07. Under the program 2005/06, which was completed in June 2006, 35.8 million

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2006 Annual General Meeting and expires at the end of October 2007, the share buy-back program 2006/07 was launched in June 2006. The program serves equity-based compensation programs and allows us to return excess capital to shareholders. Buy-backs were mainly funded from current earnings. As of December 31, 2006, 9.1 million shares (approximately 1.7% of our share capital) had been repurchased under the program 2006/07. In total, 28.8 million shares were repurchased in 2006 under our share buy-back programs.
In 2006, we issued € 1.1 billion hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2006 amounted to € 4.5 billion.
The allocation and re-allocation of resources such as capital, the determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.
Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee for approval. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury & Capital Management teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. See “Item 4: Information on the Company – Regulation and Supervision.” In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.
OPERATIONAL RISK
We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.
ORGANIZATIONAL SET-UP
Group Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Group Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.
Group Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Group Operational Risk Management is structured into regional and functional teams. The regional teams ensure consistent implementation of the overall operational risk framework and facilitate the pro-active management of operational risk across the Group. The functional teams develop and implement the operational risk management toolset and reporting, the Advanced Measurement Approach (AMA) methodology, monitor regulatory requirements, perform value-added analysis and establish loss thresholds.
MANAGING OUR OPERATIONAL RISK
We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

We apply a number of techniques to efficiently manage the operational risk in our business, for example:
—	We perform bottom-up ‘‘self-assessments’’ resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.

—	We collect losses arising from operational risk events in our “db-Incident Reporting System” database.

—	We capture and monitor key operational risk indicators in our tool “db-Score”.

—	We capture action points resulting from ‘‘self-assessments’’ or risk indicators in “db-Track”. Within “db-Track” we monitor the progress of the operational risk action points on an ongoing basis.
In 2006, we further refined our methodology for calculating economic capital for operational risk as part of our Basel II preparation for the Advanced Measurement Approach (AMA). We use this model for internal economic capital calculation and allocation purposes.
Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity Management) we seek to optimize the management of operational risk. Future operational risks – identified through forward-looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.
OVERALL RISK POSITION
The table below shows our overall risk position at year-end 2006 and 2005 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	Dec 31, 2006	Dec 31, 2005
Credit risk	7,351	7,125

Market risk:	2,951	3,042
Trading market risk	1,605	1,595
Nontrading market risk	1,346	1,447

Operational risk	3,323	2,270

Diversification benefit across credit, market and operational risk[1]	(2,158)	(563)

Sub-total credit, market and operational risk[1]	11,467	11,874

Business risk	226	411

Total economic capital usage[1]	11,693	12,285

1	The amounts for December 31, 2005 include the diversification benefit across credit and market risk only.
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition. During 2006, we enhanced our methodology to include operational risk into the calculation of the diversification benefit across risk types.
On December 31, 2006, our economic capital usage totaled € 11.7 billion, which is € 0.6 billion, or 5%, below the € 12.3 billion economic capital usage as of December 31, 2005.
The € 0.2 billion, or 3%, increase in credit risk economic capital is a reflection of higher credit risk relating to our trading inventory (where economic capital rose by € 0.6 billion to € 1.5 billion) while the risk increase resulting from volume growth in our other credit exposures was more than offset by improved overall credit quality.
Our economic capital usage for market risk was reduced by 3 % to € 3.0 billion as of December 31, 2006. This reduction was driven by nontrading market risk, which decreased by € 101 million, or 7%, reflecting the reduced risk of our alternative assets portfolio as well as the reduced risk from major industrial holdings. Trading market risk economic

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
capital remained materially unchanged compared to December 31, 2005, as the impact of larger positions was offset by an increase in the diversification benefit within trading market risk.
The increase in operational risk economic capital is mainly due to methodology enhancements, in particular in improved modeling of the size of operational risk losses (severity). We estimate that the operational risk economic capital would have amounted to € 3.2 billion as of December 31, 2005, had we applied the enhanced severity methodology at that time. Furthermore, in 2006 we included operational risk into the calculation of the diversification benefit across risk types, which increased the cross-risk-type diversification benefit by approximately € 1.6 billion.
The table below shows the economic capital usage of our business segments as of December 31, 2006.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total DB
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Group[1]
	Banking &	Trans-		Wealth	Business		ments
	Securities	action		Manage-	Clients
in € m.		Banking		ment
Total Economic Capital Usage	8,719	399	9,118	671	1,407	2,078	486	11,693

1	including € 10 million of Consolidation & Adjustments
The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology.

Item 12:	Description of Securities other than Equity Securities
Not required because this document is filed as an annual report.

20-F // PART II
PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds
On October 10, 2006, we and our affiliates Deutsche Bank Capital Funding LLC VIII (the “LLC”) and Deutsche Bank Capital Funding Trust VIII (the “Trust”) filed with the Securities and Exchange Commission a Registration Statement on Form F-3 (File No. 333-137902) pursuant to which a variety of securities were registered, including trust preferred securities to be issued to the public by the Trust, preferred securities to be issued to the Trust by the LLC in connection therewith and our subordinated guarantees in respect of the trust preferred securities. The registration statement became effective upon its filing. On October 11, 2006, we, the LLC and the Trust entered into a purchase agreement with an underwriting syndicate, the representatives of which were Deutsche Bank Securities Inc. (an affiliate of ours) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which the Trust sold 24,000,000 of its 6.375 % Noncumulative Trust Preferred Securities to the underwriters for distribution to the public. The price to the public for the trust preferred securities was U.S.$25 per security, or U.S.$600,000,000 in the aggregate. The trust preferred securities were issued, and the purchase price paid to the Trust, on October 18, 2006. All the proceeds from the sale of the trust preferred securities were invested by the Trust in the preferred securities of the LLC. The LLC used all the proceeds from the sale of the preferred securities to the Trust to purchase a debt obligation from us. We paid the underwriters U.S.$16.9 million in underwriting compensation and incurred approximately U.S.$1.5 million in other expenses (which include payments to law firms and other service providers) in connection with the offering, for a total of U.S.$18.4 million in expenses relating to the offering. We used the net proceeds from the sale of the debt obligation for general corporate purposes. We treat the preferred securities of the LLC as Tier I regulatory capital, or core capital (Kernkapital), on a consolidated basis.

Item 15:	Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2006.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. As of December 31, 2006, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2006 was effective based on such framework.
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our management’s assessment of our internal control over financial reporting, which attestation report is set forth below.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Deutsche Bank Aktiengesellschaft:
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Bank Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining

20-F // ITEM 15: CONTROLS AND PROCEDURES
an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Deutsche Bank Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Deutsche Bank Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated March 9, 2007 expressed an unqualified opinion on those consolidated financial statements.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
March 9, 2007
CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Item 6: Directors, Senior Management and Employees – Directors and Senior Management – Supervisory Board.” The audit committee financial experts mentioned above are “independent” of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.
Item 16B: Code of Ethics
In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance. Other than several nonsubstantive changes made in May 2006, there have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

20-F // ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

Item 16C:	Principal Accountant Fees and Services
In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board’s recommendation on the selection of the principal accountants. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2005 and 2006 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2005 and 2006 fiscal years, respectively.
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

Fee category in € m.	2006	2005
Audit fees	44	42

Audit-related fees	10	9

Tax fees	7	8

All other fees	–	–

Total fees	61	59

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
United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange

Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2005 and 2006, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

20-F // ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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
In 2006, we repurchased an aggregate of 28,782,000 of our ordinary shares pursuant to two publicly announced share buy-back programs. The first program was announced on July 28, 2005 and was completed by June 2, 2006. Pursuant to this program, a total of 35,846,000 shares were repurchased (16,141,000 in 2005 and 19,705,000 in 2006) at an average price of € 87.00, for a total aggregate consideration of € 3.12 billion. The second program, pursuant to which up to 51,913,234 shares may be repurchased through October 31, 2007, was announced on June 2, 2006. As of December 31, 2006, we had purchased a total of 9,077,000 shares pursuant to this program at an average price of € 89.63, for a total consideration of € 814 million. This program is still in progress. In 2006, 40 million of the shares acquired under share buy-back programs were canceled and another 11.6 million shares were used in connection with our share-based employee compensation plans. The remainder is held in treasury.
In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2005 and 2006 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through October 31, 2007, provided that the net number of shares we have acquired for this purpose and held at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares. See Notes [18] and [30] of our consolidated financial statements.

The following table sets forth, for each month in 2006 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.
ISSUER PURCHASES OF EQUITY SECURITIES IN 2006

	Total number of	Total number of	Net number of shares	Average price paid	Number of shares	Maximum number of
	shares purchased	shares sold	purchased or (sold)	per share	purchased as part of	shares that may yet
				(in €)	publicly announced	be purchased under
Month					plans or programs	plans or programs
January	38,073,450	36,163,475	1,909,975	83.61	1,942,000	36,749,129

February	36,183,529	40,890,561	(4,707,032)	89.07	5,565,000	31,184,129

March	31,209,183	26,135,294	5,073,889	93.36	4,638,000	26,546,129

April	15,741,640	12,447,270	3,294,370	95.54	3,348,000	23,198,129

May	46,136,604	41,398,062	4,738,542	94.46	4,212,000	18,986,129

June	36,265,214	32,584,079	3,681,135	86.20	4,717,000	47,196,234

July	12,911,779	10,700,477	2,211,302	87.43	382,000	46,814,234

August	65,954,232	67,116,293	(1,162,061)	82.30	592,000	46,222,234

September	47,070,833	46,863,912	206,921	91.65	599,000	45,623,234

October	15,826,178	15,427,985	398,193	96.90	908,000	44,715,234

November	19,978,909	19,271,358	707,551	98.97	1,109,000	43,606,234

December	63,828,873	63,041,517	787,356	99.22	770,000	42,836,234

Total 2006	429,180,424	412,040,283	17,140,141	90.93	28,782,000	42,836,234

At December 31, 2005, our issued share capital consisted of 554,535,270 ordinary shares, of which 505,557,676 were outstanding and 48,977,594 were held by us in treasury. On January 24, 2006, the Management Board decided to cancel 40,000,000 shares held in treasury, which became legally effective on February 15, 2006. At December 31, 2006, our issued share capital consisted of 524,768,009 ordinary shares, of which 498,650,274 were outstanding and 26,117,735 were held by us in treasury. In 2006, 10,232,739 shares were issued upon the exercise of options granted under our employee stock option plans.

20-F // PART III
PART III
Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
See our consolidated financial statements beginning on page F-4, which we incorporate by reference into this document.
Item 19: Exhibits
We have filed the following documents as exhibits to this document.

Exhibit	Description of Exhibit
Number
1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 1.1 to our 2005 Annual Report on Form 20-F and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	English translation of Form of Service Agreement of Members of the Management Board of Deutsche Bank AG, furnished as Exhibit 4.1 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Global Partnership Plan – Performance Options and Partnership Appreciation Rights Plan Rules, furnished as Exhibit 4.4 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2006, 2005, 2004, 2003 and 2002 (also incorporated as Exhibit 12.1 to Registration Statement No. 333-137902 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 27, 2007
Deutsche Bank Aktiengesellschaft

/s/ DR. JOSEF ACKERMANN

Dr. Josef Ackermann
Chairman of the Management Board

/s/ ANTHONY DI IORIO

Anthony Di Iorio
Member of the Management Board
Chief Financial Officer

Deutsche Bank Aktiengesellschaft

20-F // DEUTSCHE BANK AKTIENGESELLSCHAFT

Report of Independent Registered Public Accounting Firm
THE SUPERVISORY BOARD OF DEUTSCHE BANK AKTIENGESELLSCHAFT
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Notes 2 and 24 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” and Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” during 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
March 9, 2007

20-F // CONSOLIDATED STATEMENT OF INCOME
Consolidated Statement of Income

in € m., except per share data	2006	2005	2004

Net interest revenues:
Interest revenues	55,217	41,708	28,023
Interest expense	48,298	35,707	22,841

Net interest revenues	6,919	6,001	5,182

Provision for loan losses	330	374	372

Net interest revenues after provision for loan losses	6,589	5,627	4,810

Noninterest revenues:

Commissions and fees from fiduciary activities	3,995	3,556	3,211

Commissions, broker’s fees, markups on securities underwriting and other securities activities	5,019	4,057	3,711

Fees for other customer services	2,530	2,476	2,584

Trading revenues, net	8,247	7,429	6,186

Net gains on securities available for sale	407	1,055	235

Net income from equity method investments	512	418	388

Other revenues	709	648	421

Total noninterest revenues	21,419	19,639	16,736

Noninterest expenses:

Compensation and benefits	12,649	10,993	10,222

Net occupancy expense of premises	1,020	1,014	1,258

Furniture and equipment	157	169	178

IT costs	1,586	1,539	1,726

Agency and other professional service fees	1,202	895	824

Communication and data services	634	599	599

Other expenses	2,412	3,178	2,291

Goodwill impairment/impairment of intangibles	31	–	19

Restructuring activities	192	767	400

Total noninterest expenses	19,883	19,154	17,517

Income before income tax expense and cumulative effect of accounting changes	8,125	6,112	4,029

Income tax expense	2,186	2,039	1,437

Effect from the reversal of 1999/2000 credits for tax rate changes	(1)	544	120

Income before cumulative effect of accounting changes, net of tax	5,940	3,529	2,472

Cumulative effect of accounting changes, net of tax	46	–	–

Net income	5,986	3,529	2,472

Earnings per common share (in €):

Basic:
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	–	–
Net income	13.31	7.62	5.02

Diluted:
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	–	–
Net income	11.55	6.95	4.53

Cash dividends declared per common share	2.50	1.70	1.50

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2006	2005	2004

Net income	5,986	3,529	2,472

Other comprehensive income:

Reversal of 1999/2000 credits for tax rate changes	(1)	544	120

Unrealized gains (losses) on securities available for sale:
Unrealized net gains arising during the year, net of tax and other[1]	678	1,742	12
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(397)	(1,004)	(189)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(53)	(28)	40

Minimum pension liability, net of tax[4]	4	(7)	(1)

Foreign currency translation:
Unrealized net gains (losses) arising during the year, net of tax[5]	(862)	1,054	(719)
Net reclassification adjustment for realized net (gains) losses, net of tax[6]	14	(1)	—

Total other comprehensive income (loss)[7]	(617)	2,300	(737)

Comprehensive income	5,369	5,829	1,735

1
Amounts are net of income tax expense (benefit) of € (26) million, € 80 million and € 131 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (1) million, € 16 million and € 19 million for the years ended December 31, 2006, 2005 and 2004, respectively.

2
Amounts are net of applicable income tax expense of € 70 million, € 70 million and € 40 million for the years ended December 31, 2006, 2005 and 2004, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 10 million, € 12 million and € 6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

3	Amounts are net of income tax expense (benefit) of € (22) million, € (19) million and € 7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

4
Amounts are net of income tax expense (benefit) of € 2 million, € (5) million and € (1) million for the years ended December 31, 2006, 2005 and 2004, respectively. The amount for 2006 represents the change to arrive at the notional minimum pension liability (net of tax) prior to the adoption of SFAS 158 at December 31, 2006.

5	Amounts are net of an income tax expense (benefit) of € 127 million, € (36) million and € 53 million for the years ended December 31, 2006, 2005 and 2004, respectively.

6	Amounts are net of an income tax expense of € 1 million, less than € 1 million, and € 4 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7
The adjustment to apply initially SFAS 158, net of tax, is not presented in the Consolidated Statement of Comprehensive Income for 2006. It is recorded as a reclassification adjustment in the Consolidated Balance Sheet at December 31, 2006.

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F // CONSOLIDATED BALANCE SHEET
Consolidated Balance Sheet

	Dec 31,	Dec 31,
in € m. (except nominal value)	2006	2005

Assets:

Cash and due from banks	7,009	6,571

Interest-earning deposits with banks	19,470	11,963

Central bank funds sold and securities purchased under resale agreements	138,763	130,993

Securities borrowed	108,266	101,125

Trading assets	516,839	448,393
of which € 84 billion was pledged to creditors and can be sold or repledged at December 31, 2006 and December 31, 2005

Securities available for sale	22,054	21,675
of which € 23 million and € 21 million were pledged to creditors and can be sold or repledged at December 31, 2006 and 2005, respectively

Other investments	5,357	7,382

Loans, net	168,134	151,355

Premises and equipment, net	4,149	5,079

Goodwill	7,144	7,045

Other intangible assets, net	1,267	1,198

Other assets	127,778	99,382

Total assets	1,126,230	992,161

Liabilities:

Deposits	408,782	380,787

Trading liabilities	218,854	194,347

Central bank funds purchased and securities sold under repurchase agreements	187,129	143,524

Securities loaned	23,240	24,581

Other short-term borrowings	19,793	20,549

Other liabilities	99,672	81,377

Long-term debt	132,495	113,554

Obligation to purchase common shares	3,457	3,506

Total liabilities	1,093,422	962,225

Commitments and contingent liabilities (Details are included in Notes [11], [30], [34])

Shareholders’ equity:

Common shares, no par value, nominal value of € 2.56	1,343	1,420
Issued: 2006, 524.8 million shares; 2005, 554.5 million shares

Additional paid-in capital	14,424	11,672

Retained earnings	25,069	22,628

Common shares in treasury, at cost:	(2,378)	(3,368)
2006, 26.1 million shares; 2005, 49.0 million shares

Equity classified as obligation to purchase common shares	(3,457)	(3,506)

Share awards	–	2,121

Accumulated other comprehensive income (loss):
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,165)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,779	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(44)	9
Adjustment to apply initially SFAS 158, net of tax	(549)	–
Minimum pension liability, net of tax	–	(8)
Foreign currency translation, net of tax	(2,214)	(1,366)

Total accumulated other comprehensive loss	(2,193)	(1,031)

Total shareholders’ equity	32,808	29,936

Total liabilities and shareholders’ equity	1,126,230	992,161

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity

in € m.	2006	2005	2004

Common shares:
Balance, beginning of year	1,420	1,392	1,490
Common shares issued under share-based compensation plans	25	28	–
Retirement of common shares	(102)	–	(98)
Balance, end of year	1,343	1,420	1,392

Additional paid-in capital:
Balance, beginning of year	11,672	11,147	11,147
Reclassification from share awards-common shares issuable	3,456	–	–
Reclassification from share awards-deferred compensation	(1,335)	–	–
Net change in share awards in the reporting period	(109)	–	–
Common shares issued under share-based compensation plans	663	411	–
Tax benefits related to share-based compensation plans	75	110	–
Other	2	4	–
Balance, end of year	14,424	11,672	11,147

Retained earnings:
Balance, beginning of year, as previously reported	22,628	19,814	20,486
Effects of changes in accounting principles	13	–	–
Balance, beginning of year	22,641	19,814	20,486
Net income	5,986	3,529	2,472
Cash dividends declared and paid	(1,239)	(868)	(828)
Dividend related to equity classified as obligation to purchase common shares	180	117	96
Net gains on treasury shares sold	169	46	66
Retirement of common shares	(2,667)	–	(2,472)
Other	(1)	(10)	(6)
Balance, end of year	25,069	22,628	19,814

Common shares in treasury, at cost:
Balance, beginning of year	(3,368)	(1,573)	(971)
Purchases of shares	(39,023)	(43,803)	(34,471)
Sale of shares	36,191	41,598	30,798
Retirement of shares	2,769	–	2,570
Treasury shares distributed under share-based compensation plans	1,053	410	501
Balance, end of year	(2,378)	(3,368)	(1,573)

Equity classified as obligation to purchase common shares:
Balance, beginning of year	(3,506)	(3,058)	(2,310)
Additions	(864)	(814)	(1,241)
Deductions	913	366	493
Balance, end of year	(3,457)	(3,506)	(3,058)

Share awards – common shares issuable:
Balance, beginning of year	3,456	2,965	2,196
Reclassification to additional paid-in capital	(3,456)	–	–
Deferred share awards granted, net	–	901	1,270
Deferred shares distributed	–	(410)	(501)
Balance, end of year	–	3,456	2,965

Share awards – deferred compensation:
Balance, beginning of year	(1,335)	(1,452)	(1,242)
Reclassification to additional paid-in capital	1,335	–	–
Deferred share awards granted, net	–	(901)	(1,270)
Amortization of deferred compensation, net	–	1,018	1,060
Balance, end of year	–	(1,335)	(1,452)

Accumulated other comprehensive income (loss):
Balance, beginning of year	(1,031)	(3,331)	(2,594)
Reversal of 1999/2000 credits for tax rate changes	(1)	544	120
Change in unrealized net gains on securities available for sale, net of applicable tax and other	281	738	(177)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(53)	(28)	40
Adjustment to apply initially SFAS 158, net of tax[1]	(545)	–	–
Change in minimum pension liability, net of tax[2]	4	(7)	(1)
Foreign currency translation, net of tax	(848)	1,053	(719)
Balance, end of year	(2,193)	(1,031)	(3,331)

Total shareholders’ equity, end of year	32,808	29,936	25,904

1	The amount consists of € (549) million related to unrecognized net actuarial losses and net prior service benefits, net of tax, and € 4 million to reverse the notional minimum pension liability, net of tax, upon the initial application of SFAS 158 at December 31, 2006.

2	The amount for 2006 represents the change to arrive at the notional minimum pension liability, net of tax, prior to the adoption of SFAS 158.
The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F // CONSOLIDATED STATEMENT OF CASH FLOWS
Consolidated Statement of Cash Flows

in € m.	2006	2005	2004

Cash flows from operating activities:

Net income	5,986	3,529	2,472

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	330	374	372
Restructuring activities	30	145	230
Gain on sale of securities available for sale, other investments, loans and other	(953)	(1,494)	(476)
Deferred income taxes, net	84	964	838
Impairment, depreciation and other amortization and accretion	1,557	1,474	1,776
Cumulative effect of accounting changes, net of tax	(46)	–	–
Share of net income from equity method investments	(348)	(333)	(282)

Net change in:
Trading assets	(67,689)	(75,606)	(42,461)
Other assets	(32,895)	(26,908)	(15,566)
Trading liabilities	26,859	24,740	16,380
Other liabilities	15,748	10,699	7,538
Other, net	359	(1,544)	1,082

Net cash used in operating activities	(50,978)	(63,960)	(28,097)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(7,146)	5,885	(4,573)
Central bank funds sold and securities purchased under resale agreements	(7,554)	(7,072)	(11,679)
Securities borrowed	(7,141)	(35,495)	7,166
Loans	(9,556)	(14,062)	8,853

Proceeds from:
Sale of securities available for sale	10,131	11,673	21,145
Maturities of securities available for sale	5,349	2,815	3,560
Sale of other investments	5,593	1,868	2,081
Sale of loans	4,762	4,596	2,294
Sale of premises and equipment	426	274	451

Purchase of:
Securities available for sale	(17,046)	(13,981)	(25,201)
Other investments	(3,184)	(1,602)	(1,200)
Loans	(6,888)	(4,147)	(2,726)
Premises and equipment	(970)	(701)	(792)

Net cash received (paid) for business combinations/divestitures	(1,944)	211	(223)

Other, net	161	99	116

Net cash used in investing activities	(35,007)	(49,639)	(728)

Cash flows from financing activities:

Net change in:
Deposits	26,528	60,040	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	42,263	49,932	923
Other short-term borrowings	(756)	452	3,399

Issuances of long-term debt	64,603	44,574	34,463

Repayments and extinguishments of long-term debt	(42,944)	(39,817)	(25,773)

Common shares issued under employee benefit plans	680	439	–

Purchases of treasury shares	(39,023)	(43,803)	(34,471)

Sale of treasury shares	36,380	41,640	30,850

Cash dividends paid	(1,239)	(868)	(828)

Other, net	320	(485)	12

Net cash provided by financing activities	86,812	112,104	30,068

Net effect of exchange rate changes on cash and due from banks	(389)	487	(300)

Net increase (decrease) in cash and due from banks	438	(1,008)	943
Cash and due from banks, beginning of the year	6,571	7,579	6,636
Cash and due from banks, end of the year	7,009	6,571	7,579

Interest paid	46,853	35,246	22,411
Income taxes paid, net	3,374	962	199

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
The Group assessed errors identified during the course of 2006 that had prior year effect under the requirements of SAB 108 and concluded that no adjustment was required to opening retained earnings. The Group has made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures and a reclassification within the Consolidated Statement of Cash Flows. The principal adjustments were related to an understatement of liquidity facilities for variable interest entities and revisions to previously reported figures for asset securitizations. The adjustments and reclassification had no effect on the previously reported Consolidated Statement of Income or Consolidated Balance Sheet.
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

20-F // [1] SIGNIFICANT ACCOUNTING POLICIES
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
VALUATION OF ASSETS AND LIABILITIES – The carrying value of certain assets and liabilities are required to be adjusted at the end of each reporting period and the offset to the change in the carrying amount is recognized as revenue. These include trading assets and liabilities, certain derivatives held for nontrading purposes carried at fair value, investments held by designated investment companies that are consolidated, loans held for sale accounted for at the lower of cost or market, and investments accounted for under the equity method which are adjusted for the pro rata share of the investee’s net income or loss. In addition, certain assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the “Trading Assets and Liabilities, and Securities Available for Sale”, “Derivatives”, “Other Investments”, “Allowances for Credit Losses”, “Loans Held for Sale”, and “Impairment” sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.
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

Structured transactions executed by the Group are subjected to this evaluation on a transaction by transaction basis. If the criteria above are met for a specified structured transaction then it is a multiple-deliverable arrangement.
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
SECURITIES BORROWED AND SECURITIES LOANED
Securities borrowed and securities loaned are recorded at the amount of cash advanced or received, respectively. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash or securities collateral, in an amount equal to or in excess of the market value of securities loaned. When the Group acts in a principal capacity, if the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

20-F // [1] SIGNIFICANT ACCOUNTING POLICIES
TRADING ASSETS AND LIABILITIES, AND SECURITIES AVAILABLE FOR SALE
The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition. Loans that are bought for the purpose of selling in the near term to generate a profit from short term fluctuations in price or dealer’s margin are classified as trading assets. The fair value method is elected for all life settlement contracts and they are classified as trading assets.
Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.
Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders’ equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and deferred acquisition costs.
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
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity.
DERIVATIVES
All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. In active markets, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques are applied. Valuation techniques include the use of valuation models which are dependent on parameters including, but not limited to, current market prices of the underlying instruments, time value, yield curve, volatility and correlation factors underlying the positions. The valuation process to determine fair value also includes making adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and counterparty credit risk. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.
The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. These derivatives are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. The Group also makes commitments to originate mortgage loans that will be held for sale, which are accounted for as trading derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as trading derivatives.
At the inception of a derivative transaction, trading profit or loss is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other market data used in the valuation technique. When the fair value of a derivative is not based upon observable data, the Group defers any trade date profit or loss. The Group recognizes the deferred amount using a rational and systematic method over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). The Group uses such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit or loss is recognized through the profit and loss account when the transaction becomes observable and/or the Group enters into a derivative transaction that substantially eliminates the derivative’s risk.
The Group’s balance of deferred trade-date profit amounted to € 463 million and € 464 million at December 31, 2006 and 2005, respectively.
Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.
HEDGE ACCOUNTING – Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.
When hedge accounting is applied, the Group documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. The Group’s policy is not to assume hedge effectiveness, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently dedesignated as a hedging derivative, it is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues.
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

20-F // [1] SIGNIFICANT ACCOUNTING POLICIES
If a fair value hedge of a debt instrument is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument is amortized to interest revenue or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.
For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.
When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over remaining life of the original contract. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.
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
The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to influence significantly the operating and financial policies of the investee. Generally, this is when the Group has an investment between 20 % and 50% of the voting stock or in-substance common stock of a corporation or 3 % or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20 % of the voting stock.
Under equity method accounting, the pro-rata share of the investee’s net income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group’s carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. If those other assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses. The difference between the Group’s cost and its proportional underlying equity in net assets of the investee at the date of investment (“equity method goodwill”) is subject to impairment reviews in conjunction with the reviews of the overall investment.

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
LOANS
Loans are presented on the balance sheet at their outstanding principal balances net of charge-offs, unamortized premiums or discounts, net deferred fees or costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees or costs and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.
Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well-secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management’s judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.
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

20-F // [1] SIGNIFICANT ACCOUNTING POLICIES
loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. Impaired loans are generally placed on nonaccrual status.
The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The remaining component of the inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.
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
LOANS HELD FOR SALE
Loans for which the Group has the intent to sell, either at origination or acquisition, or subsequent to origination or acquisition, are classified as loans held for sale. Loans classified as held for sale are generally managed by businesses that have the specific mandate to sell or securitize loans. These businesses are distinct from the Group’s lending activities and their mandate indicates a marketing strategy or a plan of sale.
Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for loan losses or the provision for loan losses.
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
To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions

(loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method, with changes in expected cash flows reflected in the yield on a prospective basis.
Cash flows related to securitizations are included in operating activities in the Consolidated Statement of Cash Flows.
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
Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases. For properties subject to operating leases, rental expense and rental income, including escalating rent payments, are recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.
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

20-F // [1] SIGNIFICANT ACCOUNTING POLICIES
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
EXPENSE RECOGNITION
Direct and incremental costs related to underwriting and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs and legal costs, are recognized as incurred.
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
SHARE-BASED PAYMENT
Effective as of January 1, 2006, the Group revised the fair value method adopted as of January 1, 2003 as a result of a new accounting pronouncement. The revised method is applicable to new awards and to awards modified, repurchased, or cancelled on or after January 1, 2006.
Under the revised method, cash-settled share-based payments are measured at fair value at each reporting date and compensation expense is based on an estimated number of share-based payment awards expected to vest, with consideration of expected, not actual, forfeitures. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period, are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.
The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards. From January 1, 2006, all share-based awards were measured at fair value and therefore 2006 figures are not presented below.

in € m.	2005	2004
Net income, as reported	3,529	2,472

Add: Share-based compensation expense included in reported net income, net of related tax effects	595	696

Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(589)	(698)

Pro forma net income	3,535	2,470

Earnings per share:
Basic – as reported	€ 7.62	€ 5.02
Basic – pro forma	€ 7.63	€ 5.02
Diluted – as reported	€ 6.95	€ 4.53
Diluted – pro forma	€ 6.96	€ 4.53

Share-based payment awards accounted for as equity instruments are reflected in shareholders’ equity (additional paid-in capital) when services from employees in exchange for the awards are rendered and expensed. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranche for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.
See Note [20] for additional information on specific award provisions.
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

20-F // [2] CUMULATIVE EFFECT OF ACCOUNTING CHANGES
[2] CUMULATIVE EFFECT OF ACCOUNTING CHANGES
FSP FTB 85-4-1
In March 2006, the FASB issued FSP FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (“FSP FTB 85-4-1”). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts including those held at January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006 relating to the life settlement contracts held at this date.
EITF 05-5
In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-5”). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. The Group adopted EITF 05-5 on January 1, 2006, and recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.
SFAS 123 (REVISED 2004)
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements based on the fair value of the equity or liability instruments issued.
Upon adoption on January 1, 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.
[3] ACQUISITIONS AND DISPOSITIONS
For the years ended December 31, 2006, 2005 and 2004, the Group recorded net gains on dispositions of significant businesses/subsidiaries (excluding results from businesses/subsidiaries held for sale) of € 59 million, € 108 million and € 95 million, respectively. The acquisitions and disposals that occurred in these years had no significant impact on the Group’s total assets.
For a discussion of the Group’s most significant acquisitions and dispositions for the years ended December 31, 2006 and 2005 see Note [27] Business Segments and Related Information.

[4] TRADING ASSETS AND TRADING LIABILITIES
The components of these accounts are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005

Trading assets:
Bonds and other fixed-income securities	291,388	260,469
Equity shares and other variable-yield securities	131,673	99,479
Positive market values from derivative financial instruments[1]	75,344	75,354
Other trading assets[2]	18,434	13,091

Total trading assets	516,839	448,393

Trading liabilities:
Bonds and other fixed-income securities	90,982	81,294
Equity shares and other variable-yield securities	35,261	28,473
Negative market values from derivative financial instruments[1]	92,611	84,580

Total trading liabilities	218,854	194,347

1	Derivatives under master netting agreements are shown net.

2	Includes trading loans of € 16,975 million and € 12,481 million at December 31, 2006 and 2005, respectively. The significant majority of trading loans are recorded in Deutsche Bank AG.
[5] SECURITIES AVAILABLE FOR SALE
The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale follow.

Dec 31, 2006	Fair value	Gross unrealized holding		Amortized
in € m.		gains	losses	cost

Debt securities:
German government	2,879	2	(10)	2,887
U.S. Treasury and U.S. government agencies	1,348	–	(12)	1,360
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,247	3	(14)	3,258
Corporates	6,855	126	(124)	6,853
Other asset-backed securities	1	–	–	1
Mortgage backed securities, including obligations of U.S. federal agencies	22	1	–	21
Other debt securities	947	2	(1)	946

Total debt securities	15,300	134	(161)	15,327

Equity securities:
Equity shares	6,123	2,759	(1)	3,365
Investment certificates and mutual funds	510	25	(3)	488
Other equity securities	121	47	–	74

Total equity securities	6,754	2,831	(4)	3,927

Total securities available for sale	22,054	2,965	(165)	19,254

20-F // [5] SECURITIES AVAILABLE FOR SALE

Dec 31, 2005	Fair value	Gross unrealized holding		Amortized
in € m.		gains	losses	cost

Debt securities:
German government	3,251	19	(18)	3,250
U.S. Treasury and U.S. government agencies	1,721	1	(19)	1,739
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,024	37	(11)	2,998
Corporates	7,127	177	(8)	6,958
Other asset-backed securities	2	–	–	2
Mortgage backed securities, including obligations of U.S. federal agencies	97	2	–	95
Other debt securities	1,073	–	–	1,073

Total debt securities	16,296	236	(56)	16,116

Equity securities:
Equity shares	4,894	2,303	(2)	2,593
Investment certificates and mutual funds	403	33	(4)	374
Other equity securities	82	46	–	36

Total equity securities	5,379	2,382	(6)	3,003

Total securities available for sale	21,675	2,618	(62)	19,119

Dec 31, 2004	Fair value	Gross unrealized holding		Amortized
in € m.		gains	losses	cost

Debt securities:
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769

Total debt securities	13,696	286	(127)	13,537

Equity securities:
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51

Total equity securities	6,639	1,631	(7)	5,015

Total securities available for sale	20,335	1,917	(134)	18,552

At December 31, 2006, there were no securities of an individual issuer that exceeded 10 % of the Group’s total shareholders’ equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow.

in € m.	2006	2005	2004

Debt securities — gross realized gains	56	120	58

Debt securities — gross realized losses[1]	(43)	(14)	(61)

Equity securities — gross realized gains	410	957	244

Equity securities — gross realized losses[2]	(16)	(8)	(6)

Total net gains on securities available for sale	407	1,055	235

1	Includes € 6 million, € 1 million and € 20 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.

2	Includes € 9 million, € 1 million and € 2 million of write-downs for other-than-temporary impairment for the years ended December 31, 2006, 2005 and 2004, respectively.
The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s securities available for sale at December 31, 2006.

	Up to one year		More than one year		More than five years		More than ten years		Total
			and up to five years		and up to ten years
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

German government	39	3.39	89	3.96	262	4.01	2,489	2.82	2,879	2.98

U.S. Treasury and U.S. government agencies	1,324	4.10	–	–	–	–	24	5.00	1,348	4.12

U.S. local (municipal) governments	1	5.68	–	–	–	–	–	–	1	5.68

Other foreign governments	1,162	2.03	782	4.81	307	3.96	996	2.74	3,247	3.10

Corporates	1,579	5.14	689	5.25	1,484	5.14	3,103	4.86	6,855	5.02

Other asset-backed securities	–	–	–	–	1	3.14	–	–	1	3.14

Mortgage-backed securities, principally obligations of U.S. federal agencies	10	3.25	4	1.25	–	–	8	9.35	22	5.31

Other debt securities	49	3.61	866	7.41	21	6.46	11	3.83	947	7.15

Total fair value	4,164	3.90	2,430	5.82	2,075	4.83	6,631	3.78	15,300	4.28

Total amortized cost	4,173		2,436		2,062		6,656		15,327

The following tables show the Group’s gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 and 2005, respectively:

Dec 31, 2006	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:
German government	223	(4)	2,481	(6)	2,704	(10)
U.S. Treasury and U.S. government agencies	506	(5)	704	(7)	1,210	(12)
Other foreign governments	674	(10)	1,060	(4)	1,734	(14)
Corporates	2,946	(106)	739	(18)	3,685	(124)
Mortgage-backed securities	–	–	3	–	3	—
Other debt securities	–	–	3	(1)	3	(1)

Total debt securities	4,349	(125)	4,990	(36)	9,339	(161)

Equity securities:
Equity shares	21	(1)	–	–	21	(1)
Investment certificates and mutual funds	18	(3)	–	–	18	(3)

Total equity securities	39	(4)	–	–	39	(4)

Total temporarily impaired securities	4,388	(129)	4,990	(36)	9,378	(165)

20-F // [6] OTHER INVESTMENTS

Dec 31, 2005	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized	Fair value	Unrealized	Fair value	Unrealized
in € m.		losses		losses		losses

Debt securities:
German government	732	(4)	1,974	(14)	2,706	(18)
U.S. Treasury and U.S. government agencies	1,336	(19)	—	—	1,336	(19)
Other foreign governments	647	(3)	974	(8)	1,621	(11)
Corporates	579	(8)	—	—	579	(8)
Mortgage-backed securities	—	—	7	—	7	—

Total debt securities	3,294	(34)	2,955	(22)	6,249	(56)

Equity securities:
Equity shares	21	(2)	—	—	21	(2)
Investment certificates and mutual funds	37	(3)	19	(1)	56	(4)

Total equity securities	58	(5)	19	(1)	77	(6)

Total temporarily impaired securities	3,352	(39)	2,974	(23)	6,326	(62)

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and the Group’s intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.
[6] OTHER INVESTMENTS
The following table summarizes the composition of other investments.

in € m.	Dec 31, 2006	Dec 31, 2005

Equity method investments	3,685	5,006

Investments held by designated investment companies	96	160

Other equity interests	1,576	2,216

Total other investments	5,357	7,382

EQUITY METHOD INVESTMENTS
The Group’s pro-rata share of the investees’ income or loss determined on a U.S. GAAP basis were profits of € 348 million, € 333 million and € 282 million for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, net gains of € 169 million, € 87 million and € 123 million from the disposal of equity method investments, as well as write-offs of € 5 million, € 1 million and € 16 million for other-than-temporary impairments, were included in net income from equity method investments for the years ended December 31, 2006, 2005 and 2004, respectively.
Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 1.2 billion and € 2.8 billion at December 31, 2006 and 2005, respectively. At December 31, 2006, loans totaling € 2.8 million to two equity method investees were on nonaccrual status. At December 31, 2005, loans totaling € 23 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. By the end of 2005, EUROHYPO AG had made claims in respect of the full amount of the financial guarantee, which had an initial maximum amount of € 283 million. In connection with the sale of the Group’s stake in EUROHYPO AG to Commerzbank AG the Group settled the guarantee issue by full payment to EUROHYPO AG, at the same time reserving some rights in respect of such payment against Commerzbank AG.

At December 31, 2006, the following investees were significant, representing 75 % of the carrying value of equity method investments.
SIGNIFICANT EQUITY METHOD INVESTMENTS

Investment	Ownership

AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89%

Copperhead Ventures, LLC, Dover	49.88%

DB Alpamayo Emerging Markets Value Fund L.P., George Town	6.67%

DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	38.55%

DB Phoebus Lux S.à r.l., Luxembourg[1]	74.90%

Deutsche European Partners IV, London	25.02%

Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%

Dive Finance Ltd., St. Helier[1]	100.00%

Duck Finance Ltd., St. Helier[1]	100.00%

Financiere SELEC, Paris	46.00%

Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00%

Fondo Piramide Globale, Milan	42.45%

Force 2005-1 Limited Partnership, Jersey	40.00%[2]

Genesee Balanced Fund Limited, Road Town	38.86%

Genesee Eagle Fund Limited, Road Town	44.21%

Grup Maritim TCB S.L., Barcelona	37.26%

Investcorp Diversified Strategies Fund Limited, George Town	41.59%

Keolis, Paris[1]	54.72%

Mannesmann GmbH & Co. Beteiligungs-KG, Eschborn	10.00%

MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Grünwald	25.03%

Nineco Leasing Limited, London[1]	100.00%

Paternoster Limited, Douglas	30.99%

Preston Capital Master Fund Limited, George Town	49.90%

PX Holdings Ltd, Stockton on Tees	43.00%

Rongde Asset Management Company Ltd, Beijing	35.00%

RREEF America REIT III, Inc., Chicago	9.84%

RREEF Pan-European Infrastructure Fund L.P., London	4.04%

Silver Creek Long/Short Limited, George Town	27.80%

Silver Creek Low Vol. Strategies Ltd., George Town	32.90%

Sixco Leasing Ltd, London[1]	100.00%

Spark Infrastructure Group, Sydney	9.51%

The Triumph Trust, Salt Lake City[1]	66.38%

VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, München	36.98%

1	The Group does not have a controlling financial interest or the investee is a variable interest entity which is not consolidated under U.S. GAAP.

2	Economic interest
In 2006, the remaining stake of the Group’s investment in EUROHYPO AG was sold, resulting in a gain of € 85 million. In 2005, the Group’s stake in EUROHYPO AG was reduced from 37.72 % to 27.99%, resulting in a gain of € 44 million. Furthermore, the Group’s investment in Atradius N.V. was partially sold in 2006, reducing the investment from 33.89 % to 12.73%.
INVESTMENTS HELD BY DESIGNATED INVESTMENT COMPANIES
The underlying investment holdings of the Group’s designated investment companies are carried at fair value, and totaled € 96 million and € 160 million at December 31, 2006 and 2005, respectively.
OTHER EQUITY INTERESTS
Other equity interests totaling € 1.6 billion and € 2.2 billion at December 31, 2006 and 2005, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and

20-F // [7] LOANS
nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 8 million, € 10 million and € 58 million for the years ended December 31, 2006, 2005 and 2004, respectively.
At December 31, 2006, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 949 million. Equity securities with a carrying value of € 12 million had unrealized losses amounting to € 1 million. These impairments were considered to be temporary.
[7] LOANS
The following table summarizes the composition of loans.

in € m.	Dec 31, 2006	Dec 31, 2005

German:
Banks and insurance	1,217	1,769
Manufacturing	6,686	6,620
Households (excluding mortgages)	17,764	16,157
Households — mortgages	27,142	27,039
Public sector	1,814	1,462
Wholesale and retail trade	3,023	3,394
Commercial real estate activities	10,091	10,625
Lease financing	1,017	1,001
Other	13,232	11,508

Total German	81,986	79,575

Non-German:
Banks and insurance	7,748	5,907
Manufacturing	8,693	9,083
Households (excluding mortgages)	10,690	10,245
Households — mortgages	10,736	9,016
Public sector	1,928	1,167
Wholesale and retail trade	9,033	8,683
Commercial real estate activities	4,008	2,634
Lease financing	1,823	1,810
Other	33,096	25,143

Total Non-German	87,755	73,688

Gross loans	169,741	153,263
(Deferred expense)/unearned income	(147)	(20)

Loans less (deferred expense)/unearned income	169,888	153,283
Less: Allowance for loan losses	1,754	1,928

Total loans, net	168,134	151,355

The “other” category included no single industry group with aggregate borrowings from the Group in excess of 10 % of the total loan portfolio at December 31, 2006.
The aggregate amount of gains on sales of loans amounted to € 78 million at December 31, 2006 and € 63 million at December 31, 2005.
Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 1.6 billion and € 2.5 billion of loans to related parties (including loans to equity method investees) outstanding at December 31, 2006 and 2005, respectively.

Nonaccrual loans as of December 31, 2006 and 2005 were € 3.0 billion and € 3.6 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 185 million and € 202 million as of December 31, 2006 and 2005, respectively.
Additionally, as of December 31, 2006, the Group had € 1 million of lease financing transactions that were nonperforming.
IMPAIRED LOANS
This table sets forth information about the Group’s impaired loans.

in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004

Total impaired loans[1]	2,024	2,576	3,516

Allowance for impaired loans under SFAS 114[2]	1,068	1,230	1,654

Average balance of impaired loans during the year	2,225	3,189	4,474

Interest income recognized on impaired loans during the year	21	57	65

1
Included in these amounts are € 1.7 billion, € 2.0 billion and € 2.8 billion as of December 31, 2006, 2005 and 2004, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, including those from liquidation of collateral, or the market price of the loan exceeds the recorded investment in these loans.

2	The allowance for impaired loans under SFAS 114 is included in the Group’s allowance for loan losses.
LOANS OR DEBT SECURITIES ACQUIRED IN A TRANSFER
In accordance with Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, the following table sets forth information about the loans and debt securities acquired by the Group by completion of a transfer for which it is probable, at acquisition, that the Group will be unable to collect all contractually required payments receivable.

	Dec 31, 2006			Dec 31, 2005
	Loans	Debt	Total	Loans	Debt	Total
in € m.		securities			securities

Instruments acquired during the year:

Contractually required payments receivable at acquisition	2,205	52	2,257	1,932	–	1,932

Cash flows expected to be collected at acquisition	1,300	34	1,334	554	–	554

Fair value of loans at acquisition	963	29	992	526	–	526

Accretable yield for instruments acquired:

Balance, beginning of year	21	–	21	–	–	–
Additions	338	5	343	27	–	27
Accretion	(44)	–	(44)	(6)	–	(6)
Disposals	(8)	(2)	(10)	–	–	–
Reclassifications from (to) nonaccretable difference	1	–	1	–	–	–

Balance, end of year	308	3	311	21	–	21

Instruments acquired:

Outstanding balance, beginning of year	776	–	776	–	–	–
Outstanding balance, end of year	2,845	16	2,861	776	–	776

Carrying amount, beginning of year	233	–	233	–	–	–
Carrying amount, end of year	1,063	6	1,069	233	–	233

In 2006, the Group was required to consider € 10 million of these acquired loans as nonaccrual subsequent to their acquisition, with provision for loan losses of € 4 million. In 2006, the Group charged off € 3 million, sold € 1 million and, as of December 31, 2006, held € 6 million of such loans at nonaccrual status subsequent to their acquisition, with a loan loss allowance of € 1 million.

20-F // [8] ALLOWANCES FOR CREDIT LOSSES
[8] ALLOWANCES FOR CREDIT LOSSES
The allowances for credit losses consist of an allowance for loan losses and an allowance for off-balance sheet positions.
The following table shows the activity in the Group’s allowance for loan losses.

in € m.	2006	2005	2004

Allowance at beginning of year	1,928	2,345	3,281

Provision for loan losses	330	374	372

Net charge-offs:
Charge-offs	744	1,018	1,394
Recoveries	264	170	152
Total net charge-offs	480	848	1,242

Allowance related to acquisitions/ divestitures	–	–	3

Foreign currency translation	(24)	57	(69)

Allowance at end of year	1,754	1,928	2,345

The following table shows the activity in the Group’s allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2006	2005	2004

Allowance at beginning of year	329	345	416

Provision for off-balance sheet positions	(50)	(24)	(65)

Allowance related to acquisitions/divestitures	1	–	–

Foreign currency translation	(9)	8	(6)

Allowance at end of year	271	329	345

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
For the years ended December 31, 2006, 2005 and 2004, the Group recognized gains of € 262 million, € 262 million and € 216 million, respectively, on securitizations primarily related to residential and commercial mortgage loans.
The following table summarizes certain cash flows received from and paid to securitization vehicles during 2006, 2005 and 2004.

	Residential			Commercial			Other loans
	mortgage loans			mortgage loans			2006	2005	2004
in € m.	2006	2005	2004	2006	2005	2004

Proceeds from new securitizations	19,735	11,483	8,778	14,712	11,044	5,113	2,355	3,102	328

Proceeds from collections reinvested in new securitization receivables	–	–	–	–	–	–	–	–	439

Servicing fees received	12	4	4	4	–	–	–	–	–

Cash flows received on retained interests	129	27	42	90	21	5	54	47	6

Repurchase of delinquent or foreclosed loans	(14)	–	–	–	–	–	–	–	–

At December 31, 2006, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows.

	Residential	Commercial	Other loans
in € m. (except percentages)	mortgage loans	mortgage loans

Carrying amount/fair value of retained interests	1,537	1,661	330

Prepayment speed (current assumed)	25.79%	0.00%	0.00%
Impact on fair value of 10 % adverse change	(12)	–	–
Impact on fair value of 20 % adverse change	(27)	–	–

Default rate (current assumed)	1.43%	1.97%	4.09% %
Impact on fair value of 10 % adverse change	(25)	(2)	(3)
Impact on fair value of 20 % adverse change	(48)	(7)	(5)

Discount factor (current assumed)	10.57%	6.44%	1.80%
Impact on fair value of 10 % adverse change	(41)	(27)	(2)
Impact on fair value of 20 % adverse change	(81)	(48)	(3)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2006 were not significantly different from the current assumptions in the above table.
The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2005 and 2004 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2005 and 2004, respectively. The weighted-average assumptions used at December 31, 2005 and 2004 were as follows.

	Residential		Commercial		Other loans
	mortgage loans		mortgage loans
in %	2005	2004	2005	2004	2005	2004

Prepayment speed	36.22	27.46	0.00	0.00	0.00	1.37

Default rate	3.13	4.67	2.00	1.77	7.44	0.26

Discount factor	10.26	13.28	4.30	5.20	1.86	7.51

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2006 and 2005. It excludes securitized loans that the Group continues to service but with which it otherwise has no continuing involvement.

20-F // [9] ASSETS SECURITIZATIONS AND VARIABLE INTEREST ENTITIES

	Residential		Commercial
	mortgage loans		mortgage loans		Other loans
in € m.	2006	2005	2006	2005	2006	2005

Total principal amount of loans	17,270	8,852	25,988	2,455	3,351	1,494

Principal amount of loans 90 days or more past due	191	312	61	—	—	—

Net credit losses	46	32	1	—	—	—

In addition to the securitizations of loans described in the tables above, in July 2003, the Group sold U.S. and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity.
In March 2006, the Group repurchased outstanding notes of the securitization vehicle from investors for € 247 million and unwound this special purpose entity. The remaining available cash of € 74 million was paid to the equity holders. Since March 2006, the Group has applied the equity method to account for investments formerly included in the structure.
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
The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2006 and December 31, 2005.

	Commercial paper programs		Guaranteed value mutual funds		Asset securitizations
in € m.	2006	2005	2006	2005	2006	2005

Interest-earning deposits with banks	113	147	52	117	493	404

Trading assets	1	1	446	469	7,471	12,832

Securities	—	—	—	—	—	—

Loans, net	1,376	749	—	—	5,913	—

Other	4	—	3	6	228	3

Total assets	1,494	897	501	592	14,105	13,239

	Structured finance and other		Commercial real estate leasing
			vehicles and closed-end funds
in € m.	2006	2005	2006	2005

Interest-earning deposits with banks	3,168	5,646	28	34

Trading assets	5,461	3,180	1	—

Securities	4,568	5,026	—	—

Loans, net	4,733	2,289	305	204

Other	3,532	2,106	734	542

Total assets	21,462	18,247	1,068	780

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The fair value of these guarantees was not significant as of December 31, 2006 and 2005. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

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
For asset securitizations, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of its clients. This category also includes investments in hedge funds and funds of hedge funds. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.
The Group formed fifteen statutory business trusts of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of various subordinated debentures issued by the Group. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the subordinated debentures amounting to € 5.3 billion are included in the long term debt.
As of December 31, 2006 and December 31, 2005 the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group’s maximum exposure to loss as a result of its involvement with these entities are as follows.

	Aggregated total assets		Maximum exposure to loss
in € m.	2006	2005	2006	2005

Commercial paper programs	35,792	26,931	38,331	34,411

Commercial real estate leasing vehicles and real estate investment entities	822	812	254	62

Structured finance and other	7,547	6,780	2,263	1,923

Guaranteed value mutual funds	11,177	7,664	11,007	7,572

Asset Securitizations	216	–	113	–

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs in which it has a significant interest. The Group’s maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.
For the commercial real estate leasing vehicles and real estate investment entities, the Group’s maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group’s maximum exposure to loss results primarily from the risk associated with the Group’s purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The maximum exposure to loss in asset securitizations is due to the Group’s retained interests in the vehicles.
[10] ASSETS PLEDGED AND RECEIVED AS COLLATERAL
The carrying value of the Group’s assets pledged (primarily for borrowings and deposits) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group’s assets are as follows.

20-F // [11] PREMISES AND EQUIPMENT, NET

in € m.	Dec 31,2006	Dec 31, 2005

Interest-earning deposits with banks	119	–

Trading assets	41,151	31,135

Securities available for sale	950	10

Loans	12,434	11,532

Premises and equipment	249	632

Total	54,903	43,309

At December 31, 2006 and 2005, the Group has received collateral with a fair value of € 385 billion and € 407 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2006 and 2005, € 353 billion and € 387 billion, respectively, related to such collateral has been sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.
[11] PREMISES AND EQUIPMENT, NET
An analysis of premises and equipment, including assets under capital leases, follows.

in € m.	Dec 31, 2006	Dec 31, 2005

Land	687	980

Buildings	2,684	3,389

Leasehold improvements	1,366	1,339

Furniture and equipment	2,413	2,404

Purchased software	287	326

Self-developed software	366	369

Construction-in-progress	114	96

Total	7,917	8,903
Less: Accumulated depreciation and impairment	3,768	3,824

Premises and equipment, net[1]	4,149	5,079

1	Amounts at December 31, 2006 and 2005 included € 812 million and € 1.7 billion, respectively, of net book value of premises and equipment held for investment purposes.
CAPITAL LEASES
The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group’s capital leases at December 31, 2006, were as follows.

in € m.

2007	123

2008	203

2009	52

2010	52

2011	51

2012 and later	427

Total future minimum lease payments	908
Less: Amount representing interest	323

Present value of minimum lease payments	585

At December 31, 2006, the total minimum sublease rentals to be received in the future under subleases are € 437 million. Contingent rental income incurred during the year ended December 31, 2006, was € 1 million.

OPERATING LEASES
The future minimum lease payments, excluding executory costs, required under the Group’s operating leases at December 31, 2006, were as follows.

in € m.

2007	564

2008	511

2009	414

2010	354

2011	309

2012 and later	1,112

Total future minimum lease payments	3,264
Less: Minimum sublease rentals	330

Net minimum lease payments	2,934

The following shows the net rental expense for all operating leases.

in € m.	2006	2005	2004

Gross rental expense	595	620	857
Less: Sublease rental income	40	37	116

Net rental expense	555	583	741

[12] GOODWILL AND OTHER INTANGIBLE ASSETS, NET
GOODWILL
The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2006 and 2005 are as follows.

	Corporate	Global	Asset and	Private &	Corporate	Total
	Banking &	Trans-	Wealth	Business	Invest
	Securities	action	Manage	Clients	ments
in € m.		Banking	ment

Balance as of January 1, 2005	2,951	436	2,668	234	89	6,378
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Goodwill acquired during the year	20	–	4	–	–	24
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(110)	–	–	(110)
Effects from exchange rate fluctuations and other	412	49	275 [1]	6	11	753

Balance as of December 31, 2005	3,383	485	2,837	240	100	7,045

Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	1	–	(1)	–	–
Goodwill acquired during the year	90	–	369	235	33	727
Impairment losses	–	–	–	–	(31)	(31)
Goodwill related to dispositions	–	–	(1)	(1)	–	(2)
Effects from exchange rate fluctuations and other	(321)	(38)	(218)	(3)	(15)[2]	(595)

Balance as of December 31, 2006	3,152	448	2,987	470	87	7,144

1	Includes € 27 million of reduction in goodwill related to a prior year’s acquisition.
2	Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

20-F // [12] GOODWILL AND OTHER INTANGIBLE ASSETS, NET
In 2006, the main additions to goodwill relate to the acquisitions of Tilney Group Limited, which contributed € 369 million, the acquisition of norisbank and the remaining 60 % of United Financial Group (UFG), which contributed € 230 million and € 85 million respectively.
In 2005, the main addition to goodwill was related to Bender Menkul Degerler A.S., which contributed € 20 million to goodwill. Dispositions in 2005 primarily related to the sale of a substantial part of the Group’s UK- and Philadelphia-based Asset Management business.
Goodwill impairment arises when the net book value of a reporting unit exceeds its estimated fair value. The Group’s reporting units are generally consistent with the Group’s business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year. There was no goodwill impairment in 2006, 2005 and 2004 resulting from the annual impairment review.
In 2006, a goodwill impairment loss of € 31 million was recorded in the Corporate Investment Group Division relating to a private equity investment in Brazil, which was not integrated into the reporting unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value of the investment was determined based on the discounted cash flow method.
In 2005 and 2004 no impairment losses were recorded.
OTHER INTANGIBLE ASSETS, NET
An analysis of acquired other intangible assets follows.

			Dec 31, 2006			Dec 31, 2005
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
in € m.	amount	amortization	amount	amount	amortization	amount

Amortized intangible assets:
Customer contracts	209	20	189	68	17	51
Investment management agreements	39	7	32	27	6	21
Mortgage servicing rights	93	37	56	93	25	68
Other customer-related	150	71	79	118	54	64
Other	42	16	26	19	11	8

Total amortized intangible assets	533	151	382	325	113	212

Unamortized intangible assets:
Retail investment management agreements			877			978
Other			8			8

Total unamortized intangible assets			885			986

Total other intangible assets			1,267			1,198

For the years ended December 31, 2006 and 2005, the aggregate amortization expense for other intangible assets was € 49 million and € 46 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows.

in € m.

2007	59

2008	55

2009	47

2010	38

2011	34

For the year ended December 31, 2006, the Group acquired the following other intangible assets.

		Weighted-average
		amortization period
in € m.	Additions in current year	in years

Amortized intangible assets:
Customer contracts	148	11
Other customer-related	41	7
Investment management agreements	15	3
Mortgage servicing rights	14	11
Other	27	7

Total other intangible assets	245	10

These additions are mainly due to the acquisition of Tilney Group Limited and norisbank, which contributed € 97 million and € 83 million, respectively.
Other intangible assets with a carrying value of € 6 million acquired during the year ended December 31, 2006 have an estimated residual value of € 6 million.
In 2006 and 2005 no impairment losses were recorded relating to other intangible assets. In 2004, an impairment loss of € 19 million relating to other intangible assets constituting investment management agreements was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on the discounted cash flow method and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.
[13] ASSETS HELD FOR SALE
In 2006, the Group changed its plans to sell a subsidiary in the Corporate Investments segment because law changes in the subsidiary’s country of domicile negatively impacted its business model. At December 31, 2005, the Group had held this subsidiary for sale and net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 7 million.
In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

20-F // [14] OTHER ASSETS AND OTHER LIABILITIES
[14] OTHER ASSETS AND OTHER LIABILITIES
The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2006	Dec 31, 2005

Other assets:

Brokerage and securities related receivables
Cash/margin receivables	24,841	23,157
Receivables from prime brokerage	26,090	15,282
Pending securities transactions past settlement date	11,109	10,619
Security spot transactions[1]	–	117

Total brokerage and securities related receivables	62,040	49,175

Loans held for sale, net	36,723	25,453

Other assets related to insurance business	1,209	1,149

Due from customers on acceptances	342	93

Accrued interest receivable	6,015	5,000

Tax assets	6,504	5,903

Other	14,945	12,609

Total other assets	127,778	99,382

in € m.	Dec 31, 2006	Dec 31, 2005

Other liabilities:

Brokerage and securities related payables
Cash/margin payables	15,169	16,259
Payables from prime brokerage	29,134	16,898
Pending securities transactions past settlement date	8,347	9,371
Security spot transactions[1]	3,388	–

Total brokerage and securities related payables	56,038	42,528

Insurance policy claims and reserves	2,012	1,940

Acceptances outstanding	342	93

Accrued interest payable	6,129	4,684

Accrued expenses	9,732	9,584

Tax liabilities	7,031	7,215

Other	18,388	15,333

Total other liabilities	99,672	81,377

1	Receivables and payables from security spot transactions are shown net.

[15] DEPOSITS
The components of deposits are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005

German offices:

Noninterest-bearing demand deposits	23,882	22,642

Interest-bearing deposits
Demand deposits	31,948	29,482
Certificates of deposit	71	266
Savings deposits	26,570	23,870
Other time deposits	43,037	37,894

Total interest-bearing deposits	101,626	91,512

Total deposits in German offices	125,508	114,154

Non-German offices:

Noninterest-bearing demand deposits	6,505	7,363

Interest-bearing deposits
Demand deposits	79,696	74,575
Certificates of deposit	45,459	39,069
Savings deposits	10,049	9,124
Other time deposits	141,565	136,502

Total interest-bearing deposits	276,769	259,270

Total deposits in non-German offices	283,274	266,633

Total deposits	408,782	380,787

Related party deposits amounted to € 1.7 billion and € 1.0 billion at December 31, 2006 and 2005, respectively.
The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2006.

By remaining maturities	Due in	Due in	Due in	Due in	Due after
in € m.	2008	2009	2010	2011	2011

Certificates of deposit	2,409	2,115	87	709	1,184

Other time deposits	3,339	3,108	1,998	2,975	10,685

[16] OTHER SHORT-TERM BORROWINGS
Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include.

in € m.	Dec 31, 2006	Dec 31, 2005

Commercial paper	6,806	13,398

Other	12,987	7,151

Total	19,793	20,549

[17] LONG-TERM DEBT
The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

20-F // [18] OBLIGATION TO PURCHASE COMMON SHARES
The following table is a summary of the Group’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2006	Dec 31, 2005
in € m.	2007	2008	2009	2010	2011	2011	total	total

Senior debt:

Bonds and notes:
Fixed rate	10,290	6,607	10,332	7,391	7,602	18,612	60,834	54,898
Floating rate	7,288	6,460	7,485	4,329	8,086	22,255	55,903	41,785

Subordinated debt:

Bonds and notes:
Fixed rate	625	295	1,129	122	569	6,272	9,012	9,830
Floating rate	360	92	1,446	503	123	4,222	6,746	7,041

Total	18,563	13,454	20,392	12,345	16,380	51,361	132,495	113,554

Based on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified.

	Dec 31, 2006	Dec 31, 2005

Senior debt:

Bonds and notes:
Fixed rate[1]	0.00% – 31.72%	0.00% – 31.72%
Floating rate[1]	0.00% – 19.70%	0.00% – 29.99%

Subordinated debt:

Bonds and notes:
Fixed rate	0.81% – 10.00%	0.81% – 10.50%
Floating rate	0.91% – 8.06%	0.91% – 7.65%

1	The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.
Fixed rate debt outstanding at December 31, 2006 matures at various dates through 2050. The weighted-average interest rates on fixed rate debt at December 31, 2006 and 2005 were 4.89 % and 4.70%, respectively. Floating rate debt outstanding at December 31, 2006 matures at various dates through 2056 excluding € 2.8 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2006 and 2005 were 4.85 % and 3.93%, respectively. The weighted-average interest rates for total long-term debt were 4.87 % and 4.38 % at December 31, 2006 and 2005, respectively. Nominal interest rates of certificates on various indices issued by Deutsche Bank are mainly zero and are excluded from the calculation of the weighted-average rates in order to reflect the rates on traditional long-term products. Interest rates on related derivatives are not included in the calculation of the weighted-average interest rates.
The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2006 and 2005 were insignificant.
[18] OBLIGATION TO PURCHASE COMMON SHARES
As of December 31, 2006 and 2005, the obligation to purchase common shares each amounted to € 3.5 billion, respectively. The obligation represented forward purchase contracts covering approximately 58.6 million (2005: 62.4 million) Deutsche Bank common shares with a weighted-average strike price of € 59.04 (2005: € 56.23) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 21.8 million shares (2005: 10.2 million) mature in less than one year. The remaining contracts covering 36.8 million shares (2005: 52.2 million) have maturities between one and five years.

[19] MANDATORILY REDEEMABLE SHARES AND MINORITY INTERESTS IN LIMITED LIFE ENTITIES
Other liabilities included € 47 million and € 84 million, representing the settlement amount as of December 31, 2006 and 2005, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2102 and 2106.
Included in long-term debt and short-term borrowings were € 3,537 million related to mandatorily redeemable shares at December 31, 2005. These instruments were terminated in 2006.
[20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, they represent equal stakes in the subscribed capital. Thus, a “nominal” value can be derived from the total amount of share capital divided by the number of shares. Therefore, the shares have a nominal value of € 2.56.
Common share activity was as follows.

Number of shares	2006	2005	2004

Common shares outstanding, beginning of year	505,557,676	517,269,673	565,077,163
Shares issued under employee benefit plans	10,232,739	10,681,024	—
Shares purchased for treasury	(429,180,424)	(623,689,715)	(536,383,830)
Shares sold or distributed from treasury	412,040,283	601,296,694	488,576,340

Common shares outstanding, end of year	498,650,274	505,557,676	517,269,673

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are either deemed to be retired or used to meet obligations relating to share-based compensation. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third and fourth buy-back programs were completed in April 2005 and June 2006, respectively, and 40 million shares were retired in January 2006. The fifth buy-back program was started in June 2006. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.
AUTHORIZED AND CONDITIONAL CAPITAL
Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2006, Deutsche Bank had authorized but unissued capital of € 426,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date

€100,000,000	April 30, 2007

€128,000,000[1]	April 30, 2008

€198,000,000	April 30, 2009

1	Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.
Deutsche Bank also had conditional capital of € 171,255,255. Conditional capital is available for various instruments that may potentially be converted into common shares.
The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with war-

20-F // [20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS
rants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.
Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 6,975,843 option rights were granted and not exercised at December 31, 2006. Therefore, capital can still be increased by € 17,858,158 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 1,326,991 option rights were granted and not exercised at December 31, 2006 under the DB Global Share Plan (pre 2004). Therefore, capital still can be increased by € 3,397,097 under this plan. These plans are described below.
SHARE-BASED COMPENSATION
Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.
SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB Opinion No. 25. See Note [1] for a discussion on the Group’s accounting for share-based compensation.
The Group’s share-based compensation plans used for granting new awards in 2006 and 2007 are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail below.

Plan name	Eligibility	Requisite service period[1]

Share-based compensation plans

Restricted Equity Units Plan	Select executives	4.5 years

DB Global Partnership Plan
DB Equity Units
as bonus grants	Select executives	2 years
as retention grants	Select executives	3.5 years

DB Share Scheme
as bonus grants	Select employees	3 years
as retention grants	Select employees	3 years

DB Global Share Plan (since 2004)	All employees	1 year

DB Equity Plan[2]	Select employees	4 years

1	Approximate period during which an employee is usually required to provide service in exchange for all portions of the award.

2	Used for grants starting 2007, estimate of requisite service period based on grants in February 2007.
SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2006 AND 2007
RESTRICTED EQUITY UNITS PLAN
Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provides the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the requisite service period, which is generally four to five years.
The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the requisite service period.
With the adoption of SFAS 123(R), the Group accelerates the expense recognition for REU awards granted in 2006 in those cases where the award recipient is, or becomes, eligible for early retirement according to the defined criteria of the plan.
DB GLOBAL PARTNERSHIP PLAN – EQUITY UNITS
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
From performance years 2005 and onwards, awards under this plan are granted as retention incentive only. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years. The award vests either in multiple tranches (graded vesting) or on a specific date (cliff vesting).
With the adoption of SFAS 123(R), in cases where a DB Share Scheme award granted after January 1, 2006 has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.
DB GLOBAL SHARE PLAN (SINCE 2004)
The DB Global Share Plan is an all-employee program which awards eligible employees ten shares of the Group’s common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the requisite service period of one year from the date of grant. Awards vest on November 1 of the year following the grant and are forfeited if the participant terminates employment prior to vesting.
DB EQUITY PLAN
The DB Equity Plan is a scheme established in 2007, which awards eligible employees the right to receive common shares of the Group at specified future dates. The expense related to the DB Equity Plan is recognized on a straight-line basis over the requisite service period. The award vests either in multiple tranches (graded vesting) or at one date (cliff vesting). In cases where the award has a graded vesting schedule, each vesting portion is amortized separately on a straight line-basis over the requisite service period.

20-F // [20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS
Plan rules for the DB Equity Plan allow in specified cases for early retirement before the award vests. Expense recognition is accelerated for awards granted to staff who are or become eligible for early retirement according to the defined criteria of the plan.
In countries where legal or practical restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan is used for making awards. This variant mandates a settlement by a payment of an amount per notional share equaling the average Deutsche Bank share price on the first ten trading days of the month in which the vesting date occurs. Compensation expense for these grants is calculated using variable plan accounting.
SHARE-BASED COMPENSATION PLANS NO LONGER USED FOR GRANTING NEW AWARDS
DB KEY EMPLOYEE EQUITY PLAN
Under the DB Key Employee Equity Plan (“DB KEEP”), the Group granted selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards were granted as retention incentive to various employees and are expensed on a straight-line basis over the requisite service period as compensation expense. The vesting period is generally five years.
DB GLOBAL SHARE PLAN (PRE 2004)
SHARE PURCHASES. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group’s common shares. German employees and retirees were eligible to purchase these shares at a discount. The participant received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.
PERFORMANCE OPTIONS. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group’s common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120 % of the reference price. The reference price was set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.
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
DB GLOBAL PARTNERSHIP PLAN — PERFORMANCE OPTIONS AND PARTNERSHIP APPRECIATION RIGHTS
PERFORMANCE OPTIONS. Performance options are rights to purchase the Group’s common shares. Performance Options were granted with an exercise price equal to 120 % of the reference price. The reference price is set at the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.
Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group’s common shares trade at more than 130 % of the reference price for 35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 for the 2002 perform-

ance year, and all these options became exercisable in February 2005. The condition was also fulfilled for the Performance Options granted in February 2004 for the 2003 performance year and the unvested two-thirds of this award became exercisable in March 2006.
Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.
There were no options awarded for the 2006, 2005 or 2004 performance years. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value based method.
PARTNERSHIP APPRECIATION RIGHTS. Partnership Appreciation Rights (“PARs”) are rights to receive a cash award in an amount equal to 20 % of the reference price for Performance Options described above. The vesting of PARs occurs at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.
There were no PARs awarded for the 2006, 2005 or 2004 performance year. No compensation expense was recognized for the year ended December 31, 2003 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.
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
OTHER PLANS
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
COMPENSATION EXPENSE
Expense related to share awards is recognized on a straight line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. The accrual is based on the number of instruments expected to vest. A further description of the underlying accounting principles can be found in Note [1] to the consolidated financial statements.
The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows.

20-F// [20] COMMON SHARES AND SHARE-BASED COMPENSATION PLANS

in € m.	2006	2005	2004

DB Global Partnership Plan[1]	5	3	11

DB Global Share Plan	43	40	15

DB Share Scheme/Restricted Equity Units Plan/DB KEEP	973	875	997

Stock Appreciation Rights Plans[2]	19	31	81

Total	1,040	949	1,104

1
Compensation expense for the year ended December 31, 2004 included € 6.6 million related to DB Equity Units granted in February 2005. No amounts were expensed in 2005 in relation to DB Equity units granted in February 2006.

2
For the years ended December 31, 2006, 2005 and 2004, net (gains) losses of € (73) million, € (138) million and € 81 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The related total recognized tax benefit for the years ended December 31, 2006, 2005 and 2004 was approximately € 392 million, € 354 million and € 420 million, respectively.
As of December 31, 2006, unrecognized compensation cost related to non-vested share-based compensation was € 1.2 billion, which is expected to be recognized over an average period of approximately 1 year 8 months.
The following is a summary of the activity in the Group’s current compensation plans involving share and option awards for the years ended December 31, 2006, 2005 and 2004.

	DB Global Partnership Plan
in thousands of units	DB Equity Units	Weighted-average grant	Performance Options[1]	Weighted-average
(except per share data and exercise prices)		date fair value per unit		exercise price[2]

Balance at December 31, 2003	527	€66.58	25,889	€66.60
Granted	127	€58.11	115	€76.61
Issued	(324)	€74.97	—	—
Forfeited	—	—	(152)	€89.96

Balance at December 31, 2004	330	€55.06	25,852	€66.51
Granted	139	€59.68	—	—
Issued	(179)	€55.68	—	—
Exercised	—	—	(9,679)	€47.53
Forfeited	—	—	(68)	€89.96

Balance at December 31, 2005	290	€56.89	16,105	€77.82
Granted	93	€78.90	—	—
Issued	(24)	€34.65	—	—
Exercised	—	—	(9,105)	€79.21
Forfeited	—	—	(24)	€89.96

Balance at December 31, 2006	359	€64.12	6,976	€75.96

Weighted-average remaining contractual life at:
December 31, 2006			1 year 5 months
December 31, 2005			2 years 4 months
December 31, 2004			3 years 7 months

1	All DB Global Partnership Performance Options are exercisable as of December 31, 2006.

2	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
Under the DB Global Partnership Plan approximately 73,000 DB Equity Units were granted as Initial Award and 18,000 as Exceptional Award in February 2007. The weighted-average grant date fair value per DB Equity Unit granted was € 93.56.
The following is a summary of the activity in the Group’s compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (since 2004)) for the years ended December 31, 2006, 2005 and 2004. Expense for these awards is recognized over the requisite service period.

	DB Share Scheme/	Global Share Plan	Total	Weighted-average
in thousands of units	DB KEEP/REU	(since 2004)		grant date fair value
(except per share data)				per unit

Balance at December 31, 2003	43,921	—	43,921	€48.21
Granted	24,017	594	24,611	€58.03
Issued	(7,770)	—	(7,770)	€64.13
Forfeited	(3,322)	—	(3,322)	€49.61

Balance at December 31, 2004	56,846	594	57,440	€50.19
Granted	17,542	534	18,076	€60.31
Issued	(5,959)	(551)	(6,510)	€59.25
Forfeited	(3,477)	(43)	(3,520)	€52.40

Balance at December 31, 2005	64,952	534	65,486	€51.96
Granted	13,801	555	14,356	€76.15
Issued	(14,792)	(524)	(15,316)	€68.24
Forfeited	(2,357)	(10)	(2,367)	€54.43

Balance at December 31, 2006	61,604	555	62,159	€53.44

In addition to the amounts shown in the table above, in February 2007 the Group granted awards of approximately 10.6 million units under the DB Equity Plan with an average fair value of € 95.87 per unit. Of the 10.6 million units, approximately 0.2 million were granted under the cash plan variant of this plan.
The following is a summary of the Group’s Stock Appreciation Rights Plans and DB Global Share Plan (pre 2004) for the years ended December 31, 2006, 2005 and 2004.

	Stock Appreciation Rights Plans		DB Global Share Plan (pre 2004)
in thousands of units	Units[1]	Weighted-	Shares	Performance	Weighted-
(except for strike and		average strike		Options[2]	average exercise
exercise prices)		price			price

Balance at December 31, 2003	16,171	€69.26	N/A	3,845	€65.54
Exercised	(387)	€68.08	—	—	—
Forfeited	—	—	—	(260)	€64.02
Expired	(451)	€65.97	—	—	—

Balance at December 31, 2004	15,333	€69.39	N/A	3,585	€65.64
Exercised	(7,911)	€69.02	—	(1,002)	€55.39
Forfeited	(7)	€63.66	—	(73)	€64.13
Expired	(308)	€69.88	—	—	—

Balance at December 31, 2005	7,107	€69.79	N/A	2,510	€69.77
Exercised	(6,706)	€69.48	—	(1,128)	€70.33
Forfeited	—	—	—	(55)	€74.13
Expired	—	—	—	—	—

Balance at December 31, 2006	401	€74.83	N/A	1,327	€69.11

Weighted-average remaining contractual life at:
December 31, 2006		1 month			2 years 5 months
December 31, 2005		1 year			3 years 6 months
December 31, 2004		2 year			4 years 4 months

N/A — Not applicable. Participant received all rights for shares purchased under the DB Global Share Plan.

1	The total payments made upon exercise for the year ended December 31, 2006, 2005 and 2004 were approximately € 169 million, € 68 million and € 1 million.

2	All DB Global Share Performance Options are exercisable as of December 31, 2006.
The total intrinsic value of all options awarded under the DB Global Partnership Plan (not including the effect of the Partnership Appreciation Rights (PARs)) and the DB Global Share Plan (pre 2004) that were exercised during the years ended December 31, 2006 and 2005 was approximately € 138 million and € 198 million, respectively. No exercises occurred during the year ended December 31, 2004. The aggregate intrinsic value of outstanding options under these plans as of December 31, 2006 was € 220 million.

20-F // [21] ASSET RESTRICTIONS AND DIVIDENDS
Settlement of PARs led to payments of approximately € 120 million in the year ended December 31, 2006, and of approximately € 77 million in the year ended December 31, 2005. No settlements occurred in 2004.
The amount of cash received from exercise of options during the year ended December 31, 2006 was € 800 million, and approximately 10.2 million shares have been issued upon exercise of these options.
The tax benefits realized from Performance Option exercises (including PARs) during the year ended December 31, 2006 was approximately € 51 million. The tax benefits realized in the same period from delivery of shares under the DB Global Share Plan (since 2004), the DB Share Scheme (including Restricted Equity Units Plan and DB KEEP) and the DB Global Partnership Plan for the settlement of Equity Units was approximately € 39 million.
FUNDING PRINCIPLES
Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank’s share buy-back programs, done typically prior to the award date. For most of the share-based compensation plans, these previously repurchased treasury shares are delivered into economic hedges at the award date, with the delivery to eligible employees taking place at the end of the vesting period. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital.
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
Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 320 million and € 442 million at December 31, 2006 and 2005, respectively.
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

[22] REGULATORY CAPITAL
The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (“BIS”), and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) in cooperation with the Deutsche Bundesbank supervises the Group’s compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.
The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. This ratio compares a bank’s regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the “risk position”). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. These models were approved by the BaFin for use in determining the Group’s market risk equivalent component of its risk position. A bank’s regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital (except for cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of cumulative preference shares, profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8 % of the risk position. The minimum BIS core capital ratio (Tier I) is 4 % of the risk-weighted positions and 2.29 % of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50 % of Tier I capital. Total Tier II capital is limited to 100 % of Tier I capital. Tier III capital is limited to 250 % of the Tier I capital not required to cover counterparty risk.
The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.1 billion for both December 31, 2006 and 2005. For the purpose of calculating the regulatory capital, unrealized gains on securities available for sale (including the aforementioned positive impacts from the tax law changes on retained earnings) are excluded from Tier I capital.

20-F // [22] REGULATORY CAPITAL
The following table presents a summary of the Group’s capital adequacy calculation as of December 31, 2006 and December 31, 2005.

in € m. (except percentages)	Dec 31, 2006	Dec 31, 2005

Risk-weighted positions	264,049	240,696

Market risk equivalent[1]	11,588	10,506

Risk position	275,637	251,202

Core capital (Tier I)	24,498	21,898

Supplementary capital (Tier II)	10,825	11,988

Available Tier III capital	—	—

Total regulatory capital	35,323	33,886

Core capital ratio (Tier I)	8.9%	8.7%

Capital ratio (Tier I + II + III)	12.8%	13.5%

1	A multiple of the Group’s value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.
BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2006, with € 927 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.
The Group’s supplementary capital (Tier II) of € 10.8 billion on December 31, 2006, amounted to 44 % of core capital.
The Group’s capital ratio was 12.8 % on December 31, 2006, significantly higher than the 8 % minimum required by the BIS guidelines.
Failure to meet minimum capital requirements can initiate certain orders, and possibly additional discretionary actions by the BaFin and other regulators, that, if undertaken, could have a direct material effect on the Group’s businesses.
The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2006, according to BIS.

Core capital (in € m.)	Dec 31, 2006

Common shares	1,343

Additional paid-in capital	14,424

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, adjustment to apply initially SFAS 158, foreign currency translation	16,471

Minority interests	903

Noncumulative trust preferred securities	4,496

Items deducted (principally goodwill and tax effect of available for sale securities)	(13,139)

Total core capital	24,498

Supplementary capital (in € m.)	Dec 31, 2006

Unrealized gains on listed securities (45 % eligible)	1,262

Other inherent loss allowance	387

Cumulative preferred securities	759

Subordinated liabilities, if eligible according to BIS	8,417

Total supplementary capital	10,825

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies or companies outside the finance sector.
[23] INTEREST REVENUES AND INTEREST EXPENSE
The following are the components of interest revenues and interest expense.

in € m.	2006	2005	2004

Interest revenues:
Interest-earning deposits with banks	1,363	987	797
Central bank funds sold and securities purchased under resale agreements	11,349	9,884	4,647
Securities borrowed	6,888	4,442	1,668
Interest income on securities available for sale and other investments	787	602	509
Dividend income on securities available for sale and other investments	206	264	300
Loans	8,601	6,909	6,896
Trading assets	22,784	17,048	12,596
Other	3,239	1,572	610

Total interest revenues	55,217	41,708	28,023

Interest expense:
Interest-bearing deposits
Domestic	2,649	1,994	1,953
Foreign	12,754	8,268	5,174
Trading liabilities	10,128	8,179	6,866
Central bank funds purchased and securities sold under repurchase agreements	16,306	11,785	4,627
Securities loaned	798	929	556
Other short-term borrowings	1,129	1,023	467
Long-term debt	4,534	3,529	3,198

Total interest expense	48,298	35,707	22,841

Net interest revenues	6,919	6,001	5,182

20-F // [24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS
[24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS
The Group provides retirement arrangements covering the majority of its employees. The majority of beneficiaries of the retirement arrangements are located in Germany. The value of a participant’s accrued pension benefit is based primarily on each employee’s remuneration and length of service.
The Group’s plans are generally funded.
The following amounts were contributed to the plan assets of the funded defined benefit pension plans.

		Contributions
in € m.	2006	2005

Germany/Luxembourg	156	200

United Kingdom	106	202

United States	69	97

Others	23	22

Total	354	521

The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2007. It is the Group’s policy to fund fully the projected benefit obligation of funded plans with plan assets subject to meeting any local statutory requirements. Therefore, the final amounts to be contributed in 2007 will be determined in the fourth quarter of 2007.
The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.
In addition, the Group’s affiliates maintain unfunded contributory postretirement medical plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.
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
The following table provides a reconciliation of the changes in the projected benefit obligation and fair value of assets of the Group’s plans over the two-year period ended December 31, 2006 and a statement of the funded status as of December 31 for each year.

	Defined benefit		Postretirement
	pension plans		medical plans
in € m.	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	9,221	7,592	191	138
Service cost	319	265	5	6
Interest cost	395	391	10	9
Plan amendments	(3)	(54)	—	—
Acquisitions/divestitures	36	—	—	—
Actuarial loss (gain)	(489)	1,148	(35)	28
Benefits paid	(386)	(355)	(9)	(11)
Curtailment/settlement/other[1]	76	60	3	—
Foreign currency exchange rate changes	(51)	174	(18)	21

Benefit obligation at end of year	9,118	9,221	147	191

Change in plan assets:
Fair value of plan assets at beginning of year	9,323	7,643	—	—
Expected return on plan assets	413	391	—	—
Difference between actual and expected return	(371)	928	—	—
Employer contributions	354	521	—	—
Acquisitions/divestitures	35	—	—	—
Benefits paid[2]	(338)	(334)	—	—
Curtailment/settlement/other[1]	75	2	—	—
Foreign currency exchange rate changes	(44)	172	—	—

Fair value of plan assets at end of year	9,447	9,323	—	—

Funded status:	329	102	(147)	(191)

Unrecognized net actuarial loss (gain)	N/A	1,058	N/A	40

Unrecognized prior service cost (benefit)	N/A	(60)	N/A	6

Net amount recognized at end of year	N/A	1,100	N/A	(145)

N/A — Not applicable

1	Includes beginning balance of first time application of smaller schemes.
2	For funded schemes only.
The Group’s primary investment objective is to limit its exposure to large swings in the funded status of the defined benefit pension plans. As a consequence, the actuarial loss (gain) in respect of the benefit obligation was largely offset by gains (losses) from the plan assets.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) which requires an employer to recognize the overfunded or underfunded status of a plan as an asset or liability in its consolidated balance sheet. Under SFAS 158, actuarial gains and losses and prior service costs or credits that have not yet been recognized through earnings as net periodic benefit cost will be recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost by applying the corridor approach.

20-F // [24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS
The following table shows the incremental effect of applying SFAS 158 on individual line items in the Consolidated Balance Sheet as of December 31, 2006.

	Defined benefit pension plans					Postretirement medical plans
				SFAS 158 adoption			SFAS 158 adoption
		SFAS 158		adjustments – unrec-			adjustments – unrec-
	Before	adoption		ognized actuarial gain	After	Before	ognized actuarial gain	After
	application of	adjustments		loss) and prior service	application of	application of	(loss) and prior ser-	application of
in € m.	SFAS 158	– AML		benefit (cost)	SFAS 158	SFAS 158	vice benefit (cost)	SFAS 158

Prepaid pension asset	1,277	—		(754)	523	—	—	—

Pension liability	(151)	—		(43)	(194)	(145)	(2)	(147)

AML	7	(7)[1]		—	—	—	—	—

AOCI, pre-tax	(7)	7	[1]	(797)	(797)	—	(2)	(2)

Deferred income tax asset/(liability)	3	(3)[1]		249	249	—	1	1

AOCI, net of tax	(4)	4	[1]	(548)	(548)	—	(1)	(1)

AML = Additional Minimum Liability
1	Upon the adoption of SFAS 158 at December 31, 2006, it is no longer required to recognize an AML. Therefore amounts represent the elimination of the AML that had been required prior to adopting SFAS 158.
The amounts recognized in Accumulated other comprehensive income, before taxes as of December 31, 2006 are as follows:

	Defined benefit	Postretirement
in € m.	pension plans	medical plans

Actuarial losses (gains)	856	(2)

Prior service costs (benefits)	(59)	4

Total	797	2

The amounts in Accumulated other comprehensive income expected to be amortized as components of net periodic benefit cost in 2007 are as follows:

	Defined benefit	Postretirement
in € m.	pension plans	medical plans

Actuarial losses (gains)	67	—

Prior service costs (benefits)	(6)	2

Total	61	2

The accumulated benefit obligation for all defined benefit pension plans was € 8.6 billion at both December 31, 2006 and 2005.

The following table shows the information for funded defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets.

in € m.	Dec 31, 2006	Dec 31, 2005

Projected benefit obligation	33	122

Accumulated benefit obligation	28	106

Fair value of plan assets	18	68

The information for funded defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	Dec 31, 2006	Dec 31, 2005

Projected benefit obligation	952	339

Accumulated benefit obligation	926	292

Fair value of plan assets	924	267

The accumulated postretirement benefit obligation exceeds plan assets for all of the company’s postretirement medical plans because they are unfunded.
The weighted-average asset allocation of the Group’s defined benefit pension plans by asset category at December 31, 2006 and 2005, as well as the target allocation for December 31, 2007, are as follows.

	Target allocation	Percentage of plan assets
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005

Asset category:
Equity securities	5%	10%	17%
Debt securities (including Cash)	90%	87%	78%[1]
Alternative Investments (including Real Estate)	5%	3%	5%

Total	100%	100%	100%

1	In 2005, the portion of cash (7%) was included in the asset category “Real Estate and other”.
The asset allocation is reviewed regularly, and, as part of the review of the investment strategy in 2006, the target equity allocation was reduced further.
Plan assets as of December 31, 2006 include derivative transactions with the Group and other counterparties with a negative market value of € 117 million. In addition, there are € 33 million of securities issued by the Group included in the plan assets.
The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

	Defined benefit	Postretirement
in € m.	pension plans	medical plans[1]

2007	344	10

2008	343	10

2009	360	11

2010	376	11

2011	401	11

2012 - 2016	2,359	86

1	Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 2 million each year from 2007 until 2011, and € 14 million from 2012 through 2016.

20-F // [24] PENSION AND OTHER EMPLOYEE BENEFIT PLANS
Benefit expense recognized in the consolidated statement of income for the years ended December 31, 2006, 2005 and 2004, included the following components.

	Pension plans			Postretirement medical plans
in € m.	2006	2005	2004	2006	2005	2004

Service cost[1]	319	265	244	5	6	7

Interest cost	395	391	384	10	9	9

Expected return on plan assets	(413)	(391)	(388)	—	—	—

Amortization of prior service cost (credit)	(6)	—	—	2	—	—

Actuarial loss (gain) recognized	67	40	61	3	1	—

Settlement/curtailment	(5)	(4)	5	—	—	—

Amortization of unrecognized transition obligation (asset)	—	—	17	—	—	—

Total defined benefit plans	357	301	323	20	16	16

Defined contribution plans	165	138	151	—	—	—

Net periodic benefit expense	522	439	474	20	16	16

1	Service cost for defined benefit pension plans is inclusive of prior service cost recognized immediately mainly in respect of severance and early retirement agreements in Germany (2006: € 35 million; 2005: € 13 million; 2004: nil)
The following actuarial assumptions are based on weighted-averages which reflect the local economic conditions for each country.

	Defined benefit pension plans			Postretirement medical plans
	2006	2005	2004	2006	2005	2004

Discount rate in determining expense	4.3%	5.0%	5.5%	5.4%	5.7%	5.9%

Discount rate in determining benefit obligations at year-end	4.8%	4.3%	5.0%	5.8%	5.4%	5.7%

Rate of increase in future compensation levels for determining expense	3.3%	3.3%	3.3%	N/A	N/A	N/A

Rate of increase in future compensation levels for determining benefit obligations at year-end	3.2%	3.3%	3.3%	N/A	N/A	N/A

Expected long-term rate of return on assets for determining income[1]	4.4%	5.0%	5.6%	N/A	N/A	N/A

N/A – Not applicable
1	The expected long-term rate of return on assets for determining income in 2007 is 4.6%.
The discount rate in the Eurozone, the UK and the U.S. is determined by reference to a hypothetical portfolio of AA-rated corporate bonds for which the timing and amount of cash outflows approximates the estimated payouts of the plan at different future dates (the “yield curve”). For other countries the discount rate is based on yields to maturity of AA-rated corporate bond indices of the same currency and similar duration of the liability, and representing sufficient depth of market to be a reliable indicator. Benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve.
The expected return on the Group’s defined benefit pension plans’ assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category (i.e., equities, corporate bonds, alternative investments) over a risk-free return. Using this so-called “building block” approach globally helps ensure that the Group has a consistent framework in place. In addition, it provides sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions regarding risk premiums. The determination of the expected return on plan assets for 2007 was based on the target asset allocation as of the measurement date. The Group used the ten-year government fixed interest bond yield for the country in which each plan is located as the benchmark for the risk-free return. For equities and alternative investments, the Group derived the expected rate of return by adding a risk premium based on a blend of historical data and future macroeconomic expectations. The Group derived the expected rate of return for fixed interest government bonds, taking into account the duration of the bonds held compared to the ten-year benchmark. For fixed interest non-government bonds, the Group set the expected rate of return as either the relevant point on the yield curve or the corporate bond index used to set the discount rate, adjusted for differences in duration. For cash, the Group estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country.
In determining expense for postretirement medical plans, an annual weighted-average rate of increase of 9.7 % in the per capita cost of covered health care benefits was assumed for 2007. The rate is assumed to decrease gradually to 5.0 % by 2011 and remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s postretirement medical plans.

	One-percentage point		One-percentage point
	increase		decrease
in € m.	2006	2005	2006	2005

Effect on total of service and interest cost components	2	2	(1)	(2)

Effect on accumulated postretirement benefit obligation	17	29	(15)	(25)

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of postretirement medical plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act.
In 2004, the Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The effect of the Act on the accumulated postretirement benefit obligation (“APBO”) for the postretirement medical plan was measured at the year-end measurement date (September 30, 2004). This resulted in a reduction of the APBO of approximately € 36 million.
In 2006, the effect of the Act on the APBO and net periodic postretirement benefit cost was a reduction of approximately € 37 million (€ 38 million in 2005) and € 6 million (€ 5 million in 2005), respectively.

20-F // [25] INCOME TAXES
[25] INCOME TAXES
The components of income taxes (benefits) follow.

in € m.	2006	2005	2004

Domestic	(142)	425	(201)

Foreign	2,243	1,194	920

Current taxes	2,101	1,619	719

Domestic	101	502	572

Foreign	(17)	462	266

Deferred taxes	84	964	838

Total	2,185	2,583	1,557

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2006	2005	2004

Expected tax expense at German statutory income tax rate of 39.2% (39.2 % for 2005 and 2004)	3,185	2,396	1,579

Reversal of 1999/2000 credits for tax rate changes	(1)	544	120

Effect of changes in tax law or rate	(324)	—	—

Domestic tax rate differential on dividend distribution	(30)	—	14

Tax-exempt gains on securities and other income	(371)	(627)	(330)

Foreign tax-rate differential	(266)	(288)	(126)

Change in valuation allowance	58	(9)	(7)

Nondeductible expenses	371	566	312

Goodwill impairment	10	—	—

Tax rate differential on (income) loss on equity method investments	(50)	(99)	(80)

Other	(397)	100	75

Actual income tax expense	2,185	2,583	1,557

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2006, 2005 and 2004 was 39.2%.
For the years ended December 31, 2006, 2005 and 2004, due to actual sales of equity securities on which there were accumulated deferred tax provisions in other comprehensive income, it was necessary to reverse those provisions. This treatment led to tax income of € 1 million in 2006, and to tax expense of € 544 million and € 120 million in 2005 and 2004, respectively. This adjustment does not result in actual tax payments or tax receivables and has no net effect on shareholders’ equity.
The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2006 and 2005, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.1 billion.
In December 2006, a new German tax law (“SEStEG”) was enacted, which resulted in the accelerated recognition of € 355 million of corporate tax credits for the refund of prior years distribution tax credits. Other effects from SEStEG and the impact of tax rate changes in Luxembourg and Spain amounted to a tax expense of € 31 million.
The Group is under continuous examinations by tax authorities in various countries. In particular, tax audits in Germany covering fiscal years until 1999, and in the U.S. covering fiscal years until 2003, were settled at favorable terms.

“Other” in the preceding table mainly includes the nonrecurring effect of these settlements, which amounts to noncash benefits of € 495 million, the balance of € 209 million of an ultimately avoided claw-back taxation, a net increase of tax reserves, and various other prior period tax effects. The Group believes its tax reserves to be adequate in relation to the potential for additional assessments.
The tax effect of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2006	Dec 31, 2005

Deferred income tax assets:
Trading activities	5,324	9,512
Net operating loss carry-forwards and tax credits	1,229	1,608
Property and equipment, net	269	207
Other assets	2,535	1,136
Securities valuation	67	—
Allowance for loan losses	120	66
Other provisions	624	459

Total deferred income tax assets	10,168	12,988
Valuation allowance	(924)	(955)

Deferred tax assets after valuation allowance	9,244	12,033

Deferred income tax liabilities:
Trading activities	7,412	10,132
Property and equipment, net	126	125
Securities valuation	—	105
Other liabilities	724	68

Total deferred income tax liabilities	8,262	10,430

Net deferred income tax assets	982	1,603

After netting, these amounts were included on the balance sheet as follows.

in € m.	Dec 31, 2006	Dec 31, 2005

Deferred income tax assets (included in Other assets)	3,643	4,215

Deferred income tax liabilities (included in Other liabilities)	2,661	2,612

Net deferred income tax assets	982	1,603

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2006 were € 2.9 billion, of which € 1.8 billion have no expiration date and € 1.1 billion expire at various dates extending to 2026. Tax credits were € 243.5 million, of which € 0.1 million will expire in 2007 and € 243.4 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.
The Group did not provide income taxes or foreign withholding taxes on € 9.7 billion of cumulative earnings of foreign subsidiaries as of December 31, 2006 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

20-F // [26] EARNINGS PER COMMON SHARE
[26] EARNINGS PER COMMON SHARE
Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.
Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.
The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2006	2005	2004

Income before cumulative effect of accounting changes, net of tax	5,940	3,529	2,472

Cumulative effect of accounting changes, net of tax	46	—	—

Numerator for basic earnings per share — net income	5,986	3,529	2,472

Effect of dilutive securities:
Forwards and options	(90)	—	(65)
Convertible debt	3	6	4

Numerator for diluted earnings per share — net income applicable to common shareholders after assumed conversions	5,899	3,535	2,411

Number of shares in m.

Denominator for basic earnings per share — weighted-average shares outstanding	449.8	462.9	492.6

Effect of dilutive securities:
Forwards	22.9	12.9	9.3
Employee stock compensation options	3.2	2.9	4.9
Convertible debt	1.0	2.1	1.9
Deferred shares	33.1	27.8	23.0
Other (including trading options)	0.7	—	—

Dilutive potential common shares	60.9	45.7	39.1

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	510.7	508.6	531.7

in €	2006	2005	2004

Basic earnings per share:
Income before cumulative effect of accounting changes, net of tax	13.20	7.62	5.02
Cumulative effect of accounting changes, net of tax	0.10	—	—

Net income	13.31	7.62	5.02

Diluted earnings per share:
Income before cumulative effect of accounting changes, net of tax	11.46	6.95	4.53
Cumulative effect of accounting changes, net of tax	0.09	—	—

Net income	11.55	6.95	4.53

At December 31, 2006, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2006	2005	2004

Forward purchase contracts	—	71.7	10.0

Forward sale contracts	—	—	—

Put options sold	11.7	—	1.5

Call options sold	10.6	—	—

Stock compensation awards	0.1	11.6	13.6

Convertible debt	—	—	0.2

[27] BUSINESS SEGMENTS AND RELATED INFORMATION
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
ORGANIZATIONAL STRUCTURE
Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2006, the Group Divisions were:
THE CORPORATE AND INVESTMENT BANK (CIB), which combines the Group’s corporate banking and securities activities (including sales and trading and corporate finance activities), with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.
PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

—
AWM is comprised of the two business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.

—	PBC serves retail and affluent clients as well as small corporate customers with the full range of retail banking products.
CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.
SIGNIFICANT CHANGES IN MANAGEMENT RESPONSIBILITY
Management responsibility changed in the first quarter 2006 for certain sales and customer service functions which were previously reported within the Corporate Banking & Securities Corporate Division and have been transferred to the Global Transaction Banking Corporate Division.
Prior periods have been restated to conform to the current year’s presentation.
IMPACT OF ACQUISITIONS AND DIVESTITURES DURING 2006 AND 2005
The effects of significant acquisitions and divestitures on segmental results are described below:

—	Effective November 2006, the Group acquired norisbank from DZ Bank Group. For PBC, the transaction aims at tapping into the vast potential of the consumer finance market in Germany.

20-F // [27] BUSINESS SEGMENTS AND RELATED INFORMATION

—
In October 2006, the Group announced the acquisition of the UK wealth manager Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM’s strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.

—
In October 2006, the Group sold 49 % of PBC’s Italian BankAmericard processing and acquiring operation to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of the Italian cooperative banks. In January 2007, a further tranche of 41 % was sold.

—
In July 2006, the Group announced the signing of a definitive agreement to acquire MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The acquisition closed in January 2007 and the business is included in the corporate division Corporate Banking & Securities.

—
In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the corporate division Asset and Wealth Management.

—
In June 2006, the Group acquired Berliner Bank. The acquisition expands the Group’s market share in the retail banking sector of the German capital. The closing of this transaction took place in January 2007.

—
In May 2006, the Group closed the sale of 21.16 % of Atradius N.V., to Crédito y Caución and Seguros Catalana Occidente, reducing the Group’s stake to 12.73%. This investment is included in the group division Corporate Investments.

—
Effective May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division Global Transaction Banking.

—	Effective February 2006, the Group concluded the acquisition of the remaining 60 % of United Financial Group (UFG). The business is included in the corporate division Corporate Banking & Securities.
—
In December 2005, the Group completed the sale of a substantial part of its UK- and Philadelphia-based Asset Management business, which had been managed under the Private Clients and Asset Management Group Division, to Aberdeen Asset Management PLC. Excluded from the sale was the US-based High-Yield business, which remains an integral part of Asset and Wealth Management’s global platform.

—
In November 2005, the Group and Commerzbank AG entered into a sale and purchase agreement for the Group’s 37.72 % stake in EUROHYPO AG, which had been included in the Group Division Corporate Investments. In December 2005, the first part of this transaction closed, reducing the Group’s stake to 27.99%. The remaining part of the transaction closed in the first quarter of 2006.

—	In September 2005, the Group sold its Private Banking business in the Netherlands, which had been included in the corporate division Private & Business Clients, to Theodoor Gilissen Bankiers N.V.
—
In May 2005, the Group increased its ownership of the Turkish mid-size brokerage firm Bender Menkul Degerler Anonim Sirketi (“Bender Securities”) from 40 % to 100%. This business is included in the corporate division Corporate Banking & Securities.

—
In January 2005, the Group acquired asset manager Wilhelm von Finck AG as it continued to expand its Private Wealth Management franchises in Germany. Wilhelm von Finck AG continues to operate under its own name and offers specific investment solutions for large-scale private and family wealth portfolios.

DEFINITIONS OF FINANCIAL MEASURES USED IN THE FORMAT OF SEGMENT DISCLOSURE
In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

—
OPERATING COST BASE: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities, goodwill impairment/impairment of intangibles and a provision related to grundbesitz-invest in 2005 and a related release in 2006.

—
UNDERLYING PRE-TAX PROFIT: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, the provision and release related to grundbesitz-invest and specific revenue items as referred to in the table for such segment.

—
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

—
AVERAGE ACTIVE EQUITY: The portion of adjusted average total shareholders’ equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders’ equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In 2005, the Group refined the measurement of operational risk as part of its Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders’ equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.

—
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

—
NET GAINS (LOSSES) FROM BUSINESSES SOLD/HELD FOR SALE: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group’s continuing businesses.

—
NET GAINS (LOSSES) ON SECURITIES AVAILABLE FOR SALE/INDUSTRIAL HOLDINGS (INCLUDING HEDGING): Net gains or losses are related to several financial holdings investments and to the Group’s portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group’s customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.

—
SIGNIFICANT EQUITY PICK-UPS/NET GAINS AND LOSSES FROM INVESTMENTS: This item includes significant net gains/losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group’s customer-driven businesses.

—	NET GAINS (LOSSES) ON THE SALE OF PREMISES: This item includes net gains or losses on the sale of premises used for banking purposes.
—
POLICYHOLDER BENEFITS AND CLAIMS: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits.

—
PROVISION FOR OFF-BALANCE SHEET POSITIONS: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.

20-F // [27] BUSINESS SEGMENTS AND RELATED INFORMATION

—
RESTRUCTURING ACTIVITIES, GOODWILL/INTANGIBLE IMPAIRMENT AND PROVISION RELATED TO GRUNDBESITZ-INVEST IN 2005 AND RELATED RELEASE IN 2006 are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the Group’s day-to-day business operations and therefore not indicative of trends.

—
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

—
ADJUSTMENTS TO CALCULATE AVERAGE ACTIVE EQUITY: The items excluded from average total shareholders’ equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders’ equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders’ equity for the effect of the expected dividend payments to the shareholders of Deutsche Bank AG.

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
The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS tier I ratio of 8.5%, which represents the mid-point of the Group’s tier I target range. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.
Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon “price per unit” (for areas with countable services) or “fixed price” or “agreed percentages” (for all areas without countable services).

SEGMENTAL RESULTS OF OPERATIONS
The following tables present the results of the business segments for the years ended December 31, 2006, 2005 and 2004.

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	16,484	2,228	18,712	4,177	5,014	9,191	613	28,516

Provision for loan losses	(58)	3	(55)	0	368	368	18	330

Provision for off-balance sheet positions	(1)	(32)	(33)	(1)	(1)	(1)	(15)	(50)

Total provision for credit losses	(59)	(29)	(88)	(1)	367	366	2	281

Operating cost base[2]	11,354	1,540	12,894	3,213	3,547	6,760	133	19,787

Policyholder benefits and claims	–	–	–	53	–	53	–	53

Minority interest	26	–	26	(1)	0	(1)	(6)	20

Restructuring activities	77	22	99	43	49	91	1	192

Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	31	31

Total noninterest expenses[4]	11,458	1,561	13,019	3,307	3,596	6,904	160	20,082

Income before income taxes[5]	5,086	696	5,781	870	1,051	1,921	451	8,153

Add (deduct):
Net gains from businesses sold/ held for sale	–	–	–	(43)	(11)	(54)	–	(54)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(356)	(356)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(134)	(134)
Net gains on the sale of premises	–	–	–	–	–	–	(12)	(12)
Restructuring activities	77	22	99	43	49	91	1	192
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	31	31

Underlying pre-tax profit	5,163	717	5,880	870	1,089	1,958	(20)	7,819

Cost/income ratio in %	70	70	70	79	72	75	26	70

Underlying cost/income ratio in %	69	69	69	79	71	74	121	71

Assets[3,6]	1,003,273	24,244	1,012,050	35,400	94,380	129,740	17,406	1,119,235

Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963

Risk-weighted positions (BIS risk positions)	177,672	14,220	191,892	12,339	64,068	76,407	5,354	273,653

Average active equity[7]	16,610	1,091	17,701	4,927	2,321	7,249	1,106	26,055

Return on average active equity in %	31	64	33	18	45	27	41	31

Underlying return on average active equity in %	31	66	33	18	47	27	(2)	30

1 Includes:

Net interest revenues	3,126	890	4,016	169	2,648	2,817	(3)	6,829

Net revenues from external customers	16,804	2,060	18,864	4,446	4,589	9,035	582	28,481

Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35

Net income from equity method investments	142	1	143	142	3	145	219	507

2 Includes:

Depreciation, depletion and amortization	54	25	79	33	83	116	9	204

Severance payments	97	3	100	12	11	23	0	123

3 Includes:

Equity method investments	2,670	38	2,708	597	8	605	287	3,600

4	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
5	Before cumulative effect of accounting changes.
6
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

20-F // [27] BUSINESS SEGMENTS AND RELATED INFORMATION

2005	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	13,948	1,975	15,923	3,880	4,709	8,589	1,229	25,741

Provision for loan losses	25	7	32	0	342	342	(0)	374

Provision for off-balance sheet positions	3	(25)	(22)	(0)	(2)	(2)	(0)	(24)

Total provision for credit losses	28	(18)	10	(0)	340	340	(1)	350

Operating cost base[2]	9,650	1,472	11,122	2,984	3,355	6,339	181	17,642

Policyholder benefits and claims	–	–	–	49	–	49	–	49

Minority interest	37	–	37	30	0	30	(2)	66

Restructuring activities	330	88	417	220	127	346	2	767

Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–

Total noninterest expenses[4]	10,017	1,560	11,577	3,284	3,482	6,766	181	18,523

Income before income taxes[5]	3,903	433	4,336	597	887	1,484	1,049	6,868

Add (deduct):
Net gains from businesses sold/ held for sale	–	0	0	(81)	(9)	(90)	–	(90)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(156)	(156)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(801)	(801)
Net gains on the sale of premises	–	–	–	–	–	–	(57)	(57)
Restructuring activities	330	88	417	220	127	346	2	767
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–

Underlying pre-tax profit	4,233	521	4,753	735	1,005	1,740	37	6,531

Cost/income ratio in %	72	79	73	85	74	79	15	72

Underlying cost/income ratio in %	69	75	70	80	71	75	84	72

Assets[3,6]	872,977	18,081	881,649	37,150	86,528	123,640	15,025	984,184

Expenditures for additions to long-lived assets	289	5	295	71	86	157	2	454

Risk-weighted positions (BIS risk positions)	155,447	12,306	167,753	13,811	60,252	74,064	7,448	249,264

Average active equity[7]	13,070	1,315	14,385	4,993	1,707	6,700	3,047	24,132

Return on average active equity in %	30	33	30	12	52	22	34	28

Underlying return on average active equity in %	32	40	33	15	59	26	1	27

1 Includes:

Net interest revenues	2,535	727	3,262	118	2,517	2,635	69	5,966

Net revenues from external customers	14,143	1,922	16,065	4,095	4,331	8,426	1,175	25,666

Net intersegment revenues	(195)	53	(142)	(215)	378	163	54	75

Net income from equity method investments	171	1	171	43	3	46	199	417

2 Includes:

Depreciation, depletion and amortization	57	21	79	38	74	112	11	201

Severance payments	18	(1)	17	4	17	21	(0)	38

3 Includes:

Equity method investments	1,765	38	1,803	483	40	523	2,577	4,903

4	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
5	Before cumulative effect of accounting changes.
6
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2004	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment

Net revenues[1]	11,521	1,897	13,418	3,488	4,531	8,020	621	22,058

Provision for loan losses	79	9	89	(6)	270	264	19	372

Provision for off-balance sheet positions	(66)	1	(65)	(0)	(1)	(1)	0	(65)

Total provision for credit losses	14	11	24	(6)	269	263	19	307

Operating cost base[2]	8,724	1,604	10,329	2,923	3,281	6,204	414	16,948

Policyholder benefits and claims	–	–	–	50	–	50	–	50

Minority interest	5	–	5	1	0	1	(1)	4

Restructuring activities	271	28	299	88	10	98	3	400

Goodwill impairment	–	–	–	19	–	19	–	19

Total noninterest expenses[4]	9,001	1,632	10,633	3,080	3,291	6,371	416	17,420

Income before income taxes[5]	2,507	254	2,760	414	971	1,385	186	4,331

Add (deduct):
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
Significant equity pick-ups/ net gains from investments	–	–	–	–	–	–	(148)	(148)
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Net gains on the sale of premises	–	–	–	–	–	–	(20)	(20)
Restructuring activities	271	28	299	88	10	98	3	400
Goodwill impairment/ impairment of intangibles	–	–	–	19	–	19	–	19

Underlying pre-tax profit (loss)	2,778	250	3,029	489	1,005	1,494	(194)	4,329

Cost/income ratio in %	78	86	79	88	73	79	67	79

Underlying cost/income ratio in %	76	86	77	86	72	78	174	79

Assets[3,6]	721,730	16,780	729,888	34,699	78,909	113,554	16,442	832,641

Expenditures for additions to long-lived assets	62	65	127	17	70	87	2	216

Risk-weighted positions (BIS risk positions)	128,045	11,080	139,125	11,425	54,253	65,678	10,242	215,045

Average active equity[7]	11,479	1,381	12,860	5,049	1,681	6,730	3,933	23,522

Return on average active equity in %	22	18	21	8	58	21	5	18

Underlying return on average active equity in %	24	18	24	10	60	22	(5)	18

1 Includes:

Net interest revenues	1,900	630	2,530	216	2,416	2,632	105	5,267

Net revenues from external customers	11,505	1,996	13,501	3,733	4,198	7,931	527	21,958

Net intersegment revenues	16	(99)	(83)	(245)	334	89	94	100

Net income (loss) from equity method investments	156	1	157	65	3	68	160	386

2 Includes:

Depreciation, depletion and amortization	79	23	102	43	90	134	30	265

Severance payments	154	16	169	51	50	101	1	271

3 Includes:

Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348

4	Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
5	Before cumulative effect of accounting changes.
6
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

7
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

20-F // [27] BUSINESS SEGMENTS AND RELATED INFORMATION
The following tables present the net revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2006, 2005 and 2004, respectively.

	Corporate and Investment Bank
in € m.	2006	2005	2004

Sales & Trading (equity)	4,080	3,316	2,492

Sales & Trading (debt and other products)	9,046	7,337	6,298

Total Sales & Trading	13,126	10,653	8,790

Origination (equity)	760	647	499

Origination (debt)	1,328	1,017	916

Total Origination	2,087	1,664	1,414

Advisory	783	604	488

Loan products	805	1,252	1,137

Transaction services	2,228	1,975	1,865

Other	(318)	(225)	(277)

Total	18,712	15,923	13,418

	Private Clients and Asset Management
in € m.	2006	2005	2004

Portfolio/fund management	3,089	2,718	2,526

Brokerage	1,910	1,843	1,655

Loan/deposit products	2,633	2,415	2,359

Payments, account & remaining financial services	899	857	915

Other	660	757	565

Total	9,191	8,589	8,020

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP
The following table provides a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004.

	2006			2005			2004
	Total	Consoli-	Total	Total	Consoli-	Total	Total	Consoli-	Total
	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-
	ment	Adjust-	dated	ment	Adjust-	dated	ment	Adjust-	dated
in € m.	Reporting	ments		Reporting	ments		Reporting	ments

Net revenues[1]	28,516	(178)	28,338	25,741	(102)	25,640	22,058	(140)	21,918

Provision for loan losses	330	–	330	374	–	374	372	–	372

Provision for off-balance sheet positions	(50)	–	(50)	(24)	–	(24)	(65)	–	(65)

Total provision for credit losses	281			350			307

Noninterest expenses[2]	20,082	(150)	19,933	18,523	654	19,178	17,420	162	17,582

Income (loss) before income taxes[3]	8,153	(28)	8,125	6,868	(756)	6,112	4,331	(302)	4,029

Assets	1,119,235	6,995	1,126,230	984,184	7,977	992,161	832,641	7,427	840,068

Risk-weighted positions (BIS risk positions)	273,653	1,984	275,637	249,264	1,938	251,202	215,045	1,742	216,787

Average active equity	26,055	713	26,768	24,132	998	25,130	23,522	1,256	24,778

1	Net interest revenues and noninterest revenues.
2	Excludes provision for off-balance sheet positions.
3	Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.
Loss before income taxes was € 28 million in 2006, € 756 million in 2005 and € 302 million in 2004.
Net revenues included the following items:
—
Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (300) million in 2006, € (100) million in 2005 and € (150) million in 2004.

—
Trading results from the Group’s own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in a debit of approximately € 15 million in 2006, within Consolidation & Adjustments, compared to credits of € 15 million in 2005 and € 45 million in 2004.

—	Debits related to the elimination of Group-internal rental income were € (40) million in 2006,€ (41) million in 2005 and € (101) million in 2004.

—
Insurance premiums attributable to the Group’s reinsurance subsidiary were not material in 2006 and 2005 and € 91 million in 2004. There were corresponding offsetting policyholder benefits and claims expenses in 2006 and 2005 and a partial offset in 2004 (see Noninterest expenses).

—	Net interest income related to tax refunds and accruals for tax audit settlements was € 67 million in 2006, € 38 million in 2005 and € 131 million in 2004.

—
2006 included a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States amounting to € 125 million.

—
The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.
Noninterest expenses reflected the following items:
—	Provisions for legal exposures related to legacy events included net additions of approximately € 50 million in 2006 and € 500 million in 2005.

—
2006 benefited from a provision release of € 111 million related to activities to restructure grundbesitz-invest, the Group’s German open-ended real estate fund, mainly due to the sale of a significant part of its German fund properties to Eurocastle. 2005 included additions to provisions of € 203 million representing the estimated direct and indirect compensation costs to certain holders of that fund.

—	Credits related to the elimination of Group-internal rental expenses were € 40 million in 2006, € 41 million in 2005 and € 101 million in 2004.

—
Policyholder benefits and claims were not material in 2006 and 2005 and were € 210 million in 2004. The decrease in 2005 was in part corresponding to the lower insurance premiums described above and also reflected charges in 2004 associated with the settlement agreement of the WorldCom litigation.

—	The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments.
Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

20-F // [28] RESTRUCTURING ACTIVITIES
Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under “Framework of the Group’s Management Reporting Systems” within this Footnote.
TOTAL NET REVENUES (BEFORE PROVISION FOR LOAN LOSSES) BY GEOGRAPHICAL LOCATION
The following table presents total net revenues (before provision for loan losses) by geographical location.

in € m.	2006	2005[1]	2004[1]

Germany:
CIB	2,233	2,438	2,328
PCAM	4,847	4,606	4,392

Total Germany	7,080	7,044	6,721

Rest of Europe:
CIB	6,902	6,149	4,542
PCAM	2,610	2,535	2,168

Total Rest of Europe[2]	9,512	8,684	6,710

North America (primarily U.S.):
CIB	6,497	4,995	4,447
PCAM	1,352	1,182	1,197

Total North America	7,849	6,177	5,644

South America:
CIB	136	233	70
PCAM	–	–	1

Total South America	136	233	71

Asia-Pacific:
CIB	2,944	2,107	2,030
PCAM	382	267	262

Total Asia-Pacific[3]	3,326	2,373	2,292

Corporate Investments	613	1,229	621

Consolidation & Adjustments	(178)	(102)	(140)

Consolidated net revenues[4]	28,338	25,640	21,918

1	Restated to conform to the 2006 management structure.
2	The United Kingdom accounted for over one-half of these revenues in 2006, 2005 and 2004. Rest of Europe also includes the Group’s African operations.
3	Asia-Pacific also includes the Middle East.
4
Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

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

The following table presents the activity in the Group’s restructuring programs for the years ended December 31, 2006, 2005, and 2004.

	2004/2005/2006 plans		Total
	Business Realignment Program
in € m.	Severance	Other

Balance at Dec 31, 2003	—	—	—
Additions	400	—	400
Utilization	170	—	170
Effects from exchange rate fluctuations	—	—	—

Balance at Dec 31, 2004	230	—	230
Additions	799	29	828
Utilization	800	25	825
Releases	61	—	61
Negative effects from exchange rate fluctuations	(12)	—	(12)

Balance at Dec 31, 2005	180	4	184
Additions	210	14	224
Utilization	299	16	315
Releases	30	2	32
Positive effects from exchange rate fluctuations	1	—	1

Balance at Dec 31, 2006	60	—	60

2004/2005/2006 PLANS
BUSINESS REALIGNMENT PROGRAM (“BRP”)
The BRP covered a series of initiatives aimed at revenue growth and cost efficiency. The BRP program as announced in 2004 (together with additional measures in the fourth quarter 2004) was aimed at a reduction of approximately 6,400 full-time equivalent headcount (FTE). In 2004, these measures affected 1,600 staff, of which 1,200 related to restructuring measures and 400 to additional measures in the fourth quarter 2004. The BRP measures affected approximately 4,300 staff in 2005 and approximately 570 staff in 2006. A majority of the reduction occurred in the infrastructure units with the remainder in the CIB and PCAM Group Divisions as the Group integrated coverage and product units. The transfer of jobs to more cost-effective locations resulted in additional headcount of approximately 1,200. This resulted in a net reduction in the Group’s headcount from original BRP measures of approximately 5,300 FTE. Additional BRP-related initiatives identified during 2005/2006, especially with regard to the sale of the Group’s UK- and Philadelphia-based Asset Management business and implementation of a new operating model for processing functions, resulted in further headcount reductions.
The Group recorded net restructuring expenses of € 192 million in 2006, € 767 million in 2005 and € 400 million in 2004. The 2006 restructuring expenses consisted of € 194 million related to severance payments, € 16 million related to stock compensation awards, and € 14 million related to excess office space and other measures, which were partly offset by the release of € 32 million of unutilized 2006, 2005 and 2004 reserves. The 2006 expenses were attributable to CIB (€ 100 million), PCAM (€ 91 million) and CI (€ 1 million). Approximately € 48 million of the 2006 restructuring expenses were recorded for the aforementioned additional BRP-related initiatives.
Substantially all actions contemplated in the plan recorded in 2006 are expected to be completed by the end of the first quarter 2007. As the BRP has now been successfully completed, there are no expected restructuring expenses in 2007.

20-F // [29] INTERNATIONAL OPERATIONS
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

2006	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1,2]	expenses[1,2]	before taxes[2]

International operations:
Europe (excluding Germany)[3]	524,965	28,149	25,038	3,111	2,153
North America (primarily U.S.)	318,124	28,578	26,275	2,303	1,485
South America	3,838	396	334	62	35
Asia-Pacific[4]	72,179	6,010	5,012	998	614

Total international	919,106	63,133	56,659	6,474	4,287

Domestic operations (Germany)	207,124	13,503	11,852	1,651	1,699

Total	1,126,230	76,636	68,511	8,125	5,986

International as a percentage of total above	82%	82%	83%	80%	72%

1
Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

2	Before cumulative effect of accounting changes.
3	Includes balance sheet and income statement data from Africa, which were not material in 2006.
4	Asia-Pacific also includes the Middle East.

2005	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1]	expenses[1]	before taxes

International operations:
Europe (excluding Germany)[2]	428,819	22,426	19,631	2,795	1,867
North America (primarily U.S.)	283,431	21,193	20,308	885	413
South America	3,153	474	303	171	129
Asia-Pacific[3]	68,095	4,408	3,967	441	228

Total international	783,498	48,501	44,209	4,292	2,637

Domestic operations (Germany)	208,663	12,846	11,026	1,820	892

Total	992,161	61,347	55,235	6,112	3,529

International as a percentage of total above	79%	79%	80%	70%	75%

1
Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

2	Includes balance sheet and income statement data from Africa, which were not material in 2005.

3	Asia-Pacific also includes the Middle East.

2004	Total assets	Total gross	Total gross	Income	Net income
in € m.		revenues[1]	expenses[1]	before taxes

International operations:
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific[3]	71,928	4,016	3,418	598	262

Total international	634,013	33,525	30,852	2,673	1,487

Domestic operations (Germany)	206,055	11,234	9,878	1,356	985

Total	840,068	44,759	40,730	4,029	2,472

International as a percentage of total above	75%	75%	76%	66%	60%

1
Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

2	Includes balance sheet and income statement data from Africa, which were not material in 2004.
3	Asia-Pacific also includes the Middle East.

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
DERIVATIVES HELD OR ISSUED FOR TRADING PURPOSES
The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market-maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts.
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
For these hedges, the Group applies either fair value or cash flow hedge accounting when appropriate. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.
For the years ended December 31, 2006, 2005 and 2004, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in losses of € 6 million, € 61 million and € 100 million, respectively. As of December 31, 2006, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2016.
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
Net (gains) losses of € (73) million, € (138) million and € 81 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2006, 2005 and 2004, respectively.

20-F // [30] DERIVATIVE FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO THE GROUP’S OWN SHARES
The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.
At December 31, 2006, the Group had outstanding long-term debt of € 141 million to retail and commercial clients to which embedded derivatives indexed to Deutsche Bank common shares were linked. In some cases the debt will be settled in cash or in shares at the Group’s or the counterparty’s option. In other cases the debt will be settled in cash or in shares depending on the share price at maturity. The debt matures within five years, with most maturing between three months and one year. At December 31, 2006, the maximum number of shares that could have been delivered was 1.6 million shares at a weighted-average strike price of € 81.23. A € 1 decrease in the price of Deutsche Bank common shares would have increased the value of the debt by € 0.1 million.
At December 31, 2006, the Group had outstanding call options to purchase 2.0 million shares at a weighted-average strike price of € 67.00 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature within three months. The fair value of these options amounted to € 68.7 million at December 31, 2006. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 2.0 million.
Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank common shares are outstanding at December 31, 2006.

Type of contract	Settlement alternative	Maturity	Number of issuer’s	Weighted-average	Effect of decrease of	Fair value of con-
			shares to which	strike price	share price by € 1	tract asset (liability)
			contracts are indexed	(in €)	(€ in thousands)	(€ in thousands)

Purchased	Net-cash	Up to 3 months	16,835,746	61.62	(12,598)	691,670
options		> 3 months - 1 year	11,153,923	101.20	(5,992)	66,945
		> 1 year - 5 years	1,446,094	86.45	(951)	31,304
		More than 5 years	168,033	63.46	(147)	6,292

	Physical[1]	Up to 3 months	1,929,000	92.75	(499)	5,282
		> 3 months - 1 year	12,311,422	77.31	(1,408)	96,029
		> 1 year - 5 years	6,222,261	72.99	(2,460)	123,809

Written options	Net-cash	Up to 3 months	14,836,228	82.17	(121)	(292,504)
		> 3 months - 1 year	11,731,615	100.74	(4,585)	(60,847)
		> 1 year - 5 years	2,418,753	68.77	1,199	(76,393)
		More than 5 years	298,595	70.24	278	(9,007)

	Physical[1]	Up to 3 months	1,144,300	85.98	560	(11,153)
		> 3 months - 1 year	14,252,752	78.06	2,924	(133,871)
		> 1 year - 5 years	5,073,006	80.50	1,200	(63,708)

Futures sold	Net-cash	Up to 3 months	15,600	N/A	—	(15)

Forward	Net-cash	Up to 3 months	15,000,000	100.36	(15,000)	43,867
purchases		> 3 months - 1 year	26,000,000	93.53	(26,000)	188,364

Forward sales	Net-cash	> 3 months - 1 year	21,819,847	39.70	21,820	(1,268,691)
		> 1 year - 5 years	36,731,487	70.53	36,731	(850,809)

N/A — Not applicable
1	The options are subject to collateral requirements.
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

in € m.	Dec 31, 2006	Dec 31, 2005

Irrevocable commitments to extend credit
For book claims and bills of exchange	156,342	142,874
For guarantees and letters of credit	1,664	1,209
Placement and underwriting commitments	1,202	896

Total irrevocable commitments to extend credit	159,208	144,979

Revocable commitments to extend credit	22,798	22,344

Total commitments to extend credit	182,006	167,323

Commitments to enter into reverse repurchase agreements	48,876	85,660

Commitments to enter into repurchase agreements	28,889	33,563

As of December 31, 2006 and 2005, the Group had commitments to contribute capital to equity method and other investments totaling € 395 million and € 279 million, respectively.
The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:
—
Financial guarantees, standby letters of credit and performance guarantees (including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group) with a carrying amount of € 308 million and € 573 million and with maximum potential payments of € 39.4 billion and € 31.6 billion as of December 31, 2006 and 2005, respectively, generally require the Group to make payments to the guaranteed party based on another’s failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 24.3 billion) mature within five years; for € 3.9 billion the duration is more than five years; € 11.2 billion are cancelable at any time by the Group or the counterparty. These guarantees are collateralized with cash, securities and other collateral of € 9.6 billion and € 9.4 billion as of December 31, 2006 and 2005, respectively.

—
The Group offers clients certain investment fund products with a market value guarantee feature. Such market value guarantees represent assurances under which, for example, initial investment values or, in the case of subsequent higher fund net asset values, those higher values, are guaranteed at levels as defined under the relevant agreements. As of December 31, 2006 and 2005, the maximum potential amount of future payments of the market value guarantees was € 18.1 billion and € 15.6 billion, respectively, which represents the total value guaranteed under the respective agreements. The value of those investment fund products as of December 31, 2006 and December 31, 2005 was € 18.6 billion and € 15.8 billion, respectively.

—
Certain written put options require the Group to purchase specified assets at an agreed price at the election of the holder of the option. Put options which permit cash settlement and do not require the holder of the option to own the underlying asset are not considered guarantees as described in FIN 45. The carrying amount and maximum potential payments of written puts that are considered guarantees, as of December 31, 2006, was € 1.4 billion and € 38.6 billion, respectively. The carrying amount and maximum potential payments of such written puts as of December 31, 2005 was € 2.5 billion and € 20.8 billion, respectively. Of the December 31, 2006 maximum potential payments, € 21.3 billion mature within one year, € 13.0 billion mature in more than one year and up to five years and € 4.3 billion mature in more than five years.

—
As of December 31, 2006, credit derivatives with positive market values that are considered to be guarantees under FIN 45 had a carrying and maximum potential payment amount of € 443 million and € 7.3 billion, respectively. Of the latter amount, € 3.0 billion mature in up to five years and € 4.3 billion mature in more than five years. Typically the Group does not receive collateral for these contracts. As of December 31, 2005, the carrying amount

20-F // [31] CONCENTRATIONS OF CREDIT RISK

and maximum potential payments of credit derivatives with positive market values was € 663 million and € 7.8 billion, respectively. As of December 31, 2006 the carrying amount and maximum potential payments of credit derivatives with negative market values was € 0.2 million and € 741 million, respectively. All of them mature in more than five years. In 2005, the Group had no guarantees of this type with negative market values. Certain credit derivatives which permit cash settlement and do not require the buyer of credit protection to own the reference asset are not considered to be guarantees as described in FIN 45.

—
As part of the acquisition of the Tilney Group Limited, consideration of € 45.6 million was deferred subject to the acquired entities performance exceeding certain targets over the next three years. When it is believed to be determinable beyond reasonable doubt that these targets will be met, this additional consideration will be recognized. In addition, consideration of € 4.5 million has been deferred pending certain defined costs and/or claims not occurring within the next two years.

[31] CONCENTRATIONS OF CREDIT RISK
The Group is exposed to credit risk arising from all transactions that give rise to actual, contingent or potential claims against a counterparty. Significant concentrations of credit risk exist where the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.
In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures the Group is willing to assume over specified periods. The Group’s credit policies also establish procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when it may assume exposures beyond established limits.
The Group’s largest concentrations of credit risk are in Western Europe and North America, with a significant share in tradable assets. For loans, the Group has significant concentration in Western Europe, principally in the Group’s home market Germany, which includes most of the Group’s mortgage lending business. There is further industry concentration in banks and insurance as well as the public sector, mainly from tradable assets and investment-grade OTC derivatives.
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

	Carrying amount		Fair value
in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005

Financial assets:
Cash and due from banks	7,009	6,571	7,009	6,571
Interest-earning deposits with banks	19,470	11,963	19,501	11,968
Central bank funds sold and securities purchased under resale agreements and securities borrowed	247,029	232,118	246,918	232,094
Trading assets	516,839	448,393	516,839	448,393
Securities available for sale	22,054	21,675	22,054	21,675
Other investments	1,443	2,329	1,687	2,408
Loans (excluding leases), net	165,297	148,549	166,107	150,904
Other financial assets	120,850	86,493	120,700	86,707

Financial liabilities:
Noninterest-bearing deposits	30,387	30,005	30,387	30,005
Interest-bearing deposits	378,395	350,782	377,975	350,746
Trading liabilities	218,854	194,347	218,854	194,347
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	210,369	168,105	210,264	168,078
Other short-term borrowings	19,793	20,549	19,794	20,538
Other financial liabilities	86,587	67,670	86,657	67,537
Long-term debt	132,495	113,554	132,846	113,803

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

For those components of the financial instruments listed above with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.
Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair value.
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

20-F // [33] CONDENSED DEUTSCHE BANK AG (PARENT COMPANY ONLY) FINANCIAL STATEMENTS
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
The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2006, the fair value of commitments to extend credit approximated the allowance for these commitments of € 104 million.
[33] CONDENSED DEUTSCHE BANK AG (PARENT COMPANY ONLY) FINANCIAL STATEMENTS
CONDENSED STATEMENT OF INCOME

in € m.	2006	2005	2004

Interest revenues, excluding dividends from subsidiaries	38,248	27,034	17,921

Dividends received from subsidiaries:
Banks	1,029	877	1,172
Nonbanks	1,959	1,738	1,211

Interest expense	36,674	26,716	18,639

Net interest and dividend revenues	4,562	2,933	1,665

Provision for loan losses	(81)	128	92

Net interest and dividend revenues after provision for loan losses	4,643	2,805	1,573

Noninterest revenues:
Commissions and fees	3,641	3,052	2,901
Trading revenues, net	6,392	7,452	6,803
Other revenues	196	66	153

Total noninterest revenues	10,229	10,570	9,857

Noninterest expenses:
Compensation and benefits	6,588	5,696	5,074
Other expenses	3,717	4,302	3,533
Services provided to affiliates, net	(269)	(347)	(234)

Total noninterest expenses	10,036	9,651	8,373

Income before income taxes and equity in undistributed income of subsidiaries and affiliates	4,836	3,724	3,057

Income tax expense (benefit)	321	756	721

Income before cumulative effect of accounting changes	4,515	2,968	2,336

Cumulative effect of accounting changes, net of tax	25	—	—

Income before equity in undistributed income of subsidiaries and affiliates	4,540	2,968	2,336

Equity in undistributed income (loss) of subsidiaries and affiliates	1,446	561	136

Net income	5,986	3,529	2,472

CONDENSED BALANCE SHEET

in € m.	Dec 31, 2006	Dec 31, 2005

Assets:

Cash and due from banks:
Bank subsidiaries	397	278
Other	2,258	1,963

Interest-earning deposits with banks:
Bank subsidiaries	47,586	44,761
Other	13,364	7,233

Securities borrowed and central bank funds sold and securities purchased under resale agreements:
Bank subsidiaries	216	998
Nonbank subsidiaries	78,463	94,395
Other	106,479	99,851

Trading assets:
Bank subsidiaries	4,619	5,003
Nonbank subsidiaries	8,663	7,022
Other	378,697	327,519

Securities available for sale	15,632	6,434

Other investments	2,195	3,484

Investment in subsidiaries:
Bank subsidiaries	8,504	8,069
Nonbank subsidiaries	39,966	35,289

Loans, net:
Bank subsidiaries	9,856	4,090
Nonbank subsidiaries	108,651	117,654
Other	60,774	55,221

Other assets:
Bank subsidiaries	2,122	3,529
Nonbank subsidiaries	14,124	7,861
Other	86,672	66,732

Total assets	989,238	897,386

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	78,154	70,539
Nonbank subsidiaries	68,974	80,177
Other	298,743	275,942

Trading liabilities:
Bank subsidiaries	4,060	4,140
Nonbank subsidiaries	9,430	9,310
Other	164,846	144,274

Securities loaned and central bank funds purchased and securities sold under repurchase agreements:
Bank subsidiaries	7,903	8,729
Nonbank subsidiaries	26,848	32,152
Other	96,919	82,853

Other short-term borrowings:
Bank subsidiaries	2,279	309
Nonbank subsidiaries	478	258
Other	9,599	7,757

Other liabilities:
Bank subsidiaries	1,152	1,277
Nonbank subsidiaries	6,345	4,946
Other	65,093	49,136

Long-term debt	115,607	95,651

Total liabilities	956,430	867,450

Total shareholders’ equity	32,808	29,936

Total liabilities and shareholders’ equity	989,238	897,386

20-F // [33] CONDENSED DEUTSCHE BANK AG (PARENT COMPANY ONLY) FINANCIAL STATEMENTS
CONDENSED STATEMENT OF CASH FLOWS

in € m.	2006	2005	2004

Cash flows from operating activities:

Net income	5,986	3,529	2,472

Adjustments to reconcile net income to net cash used in operating activities:
Provision for loan losses	(81)	128	92
Restructuring activities	21	164	147
Equity in undistributed income of subsidiaries	(1,446)	(561)	(136)
Deferred income taxes, net	(247)	84	735
Impairment, depreciation and other amortization and accretion	268	117	283
Share of net income from equity method investments	(73)	(44)	(79)
Gains on securities available for sale, other investments, loans and other	(251)	(174)	(204)
Cumulative effect of accounting changes, net of tax	(25)	–	–
Other, net	–	–	–

Net change in:
Trading assets	(52,865)	(50,835)	(42,457)
Other assets	(27,317)	(18,486)	(12,515)
Trading liabilities	23,037	32,028	10,777
Other liabilities	16,703	4,282	13,014
Other, net	4,172	(1,691)	(306)

Net cash used in operating activities	(32,118)	(31,459)	(28,177)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(8,914)	(2,121)	2,198
Securities borrowed and central bank funds sold and securities purchased under resale agreements	10,086	(44,924)	(12,181)
Loans	(6,130)	(23,359)	4,930
Investment in subsidiaries	(5,108)	(117)	1,565

Proceeds from:
Sale of securities available for sale	868	521	987
Maturities of securities available for sale	2,324	2,463	2,967
Sale of other investments, loans and other	6,467	2,387	1,489
Purchase of:
Securities available for sale	(12,443)	(4,394)	(2,874)
Other investments and loans	(5,032)	(3,141)	(1,302)
Premises and equipment	(403)	(126)	(209)
Other, net	(745)	(260)	56

Net cash used in investing activities	(19,030)	(73,071)	(2,374)

Cash flows from financing activities:

Net change in:
Deposits	24,099	71,054	22,622
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	7,936	37,610	922
Other short-term borrowings	4,033	(1,316)	3,519

Issuances of long-term debt	52,910	31,091	30,385

Repayments and extinguishment of long-term debt	(34,452)	(32,612)	(21,781)

Issuances of common shares	680	439	–

Purchases of treasury shares	(39,023)	(43,803)	(34,471)

Sale of treasury shares	36,380	41,640	30,850

Cash dividends paid	(1,239)	(868)	(828)

Other, net	292	(376)	12

Net cash provided by financing activities	51,616	102,859	31,230

Net effect of exchange rate changes on cash and due from banks	(54)	123	(67)

Net increase (decrease) in cash and due from banks	414	(1,548)	612

Cash and due from banks, beginning of the year	2,241	3,789	3,177

Cash and due from banks, end of the year	2,655	2,241	3,789

Interest paid	35,337	26,632	18,156

Income taxes paid, net	1,780	466	(35)

The following table is a summary of the Parent Company’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2006	Dec 31, 2005
in € m.	2007	2008	2009	2010	2011	2011	total	total

Senior debt:

Bonds and notes:
Fixed rate	9,477	6,367	9,869	7,484	7,322	15,884	56,403	46,369
Floating rate	7,249	5,656	7,626	3,997	7,331	13,864	45,723	35,344

Subordinated debt:

Bonds and notes:
Fixed rate	244	–	930	122	455	5,753	7,504	7,731
Floating rate	76	–	1,446	504	123	3,828	5,977	6,207

Total	17,046	12,023	19,871	12,107	15,231	39,329	115,607	95,651

[34] LITIGATION
ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank AG and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank AG and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiffs motion for reconsideration.
Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this proceeding, Enron seeks damages from the Deutsche Bank entities under various common law theories, seeks to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and seeks to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy.
In addition to Newby and the adversary proceeding described above, there are individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.
TAX-RELATED PRODUCTS. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customers class. No litigation class has been certified as against Deutsche Bank. Approximately 54 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 30 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has

20-F // [34] LITIGATION
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
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee initiated legal action against Dr Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by the PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by the group holding company, TaurusHolding GmbH & Co. KG, were dismissed. To be awarded a judgment for damages against Deutsche Bank AG, Dr. Kirch would have to file a new lawsuit; in such proceedings he would have to prove that the statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. We received a letter claiming damage in the amount of € 1.4 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.
In 2003 Dr. Kirch instituted legal action in the Supreme Court of the State of New York in which he seeks the award of compensatory and punitive damages based upon Dr. Breuer’s interview. Upon introduction of additional plaintiffs and referral to the U.S. District Court for the Southern District of New York, the case was dismissed on September 24, 2004. The plaintiffs appealed this decision. On June 5, 2006, the U.S. Court of Appeals for the Second Circuit partly confirmed the dismissal of the claims and otherwise remanded the case to the court of first instance to decide for the remaining claims whether New York was an inconvenient forum or whether they have already been decided. Thereafter, the U.S. District Court for the Southern District of New York dismissed the case on the basis that New York was an inconvenient forum. The dismissal has become final.
On December 31, 2005 the KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. The KGL Pool GmbH is also a plaintiff in the above mentioned case in the U.S. and seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. We received a letter claiming damages in the amount of € 2 billion plus interest. In this letter the causality in respect of the basis and scope of the claimed damages was not substantiated.
PHILIPP HOLZMANN AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of

1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank’s participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank that they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, several parties have filed lawsuits against it.
The administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan extended to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of its allegedly unlawful support of Holzmann’s 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking compensation for alleged damages of € 187 million against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.
GENERAL. Due to the nature of its business, Deutsche Bank Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business, including as specifically described above. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position. In respect of each of the matters specifically described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claim in excess of its provisions are either not material or not estimable.
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
During 2006, the Group reached a final settlement with the two remaining insurers. Settlements were agreed with two other insurers in prior years. The final settlement resolved all outstanding claims and resulted in the receipt of

20-F // [36] CONDENSED CONSOLIDATING FINANCIAL INFORMATION
U.S.$ 150 million as of December 31, 2006. Through December 31, 2006, the Group received aggregated payments from the four insurers and the Lower Manhattan Development Corporation (“LMDC”) totaling U.S.$ 1.0 billion. During 2004, the LMDC purchased from the Group, for U.S.$ 90 million, the 130 Liberty Street land and building, which was severely damaged on September 11, 2001. These proceeds for the resolved portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, and environmental, consulting, and other costs. The final settlement for the equivalent of approximately € 125 million was recorded as revenues for the year ended December 31, 2006. The net insurance reimbursements and proceeds of the sale of the property at 130 Liberty Street resulted in a benefit of € 39 million and € 51 million for the years ended December 31, 2005 and 2004, respectively.
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
In 2006, Deutsche Bank Capital Funding Trust VIII (the “Trust”), an indirect wholly-owned subsidiary of Deutsche Bank AG, issued U.S.$ 600 million of its 6.375 % Noncumulative Trust Preferred Securities (the “Trust Preferred Securities”) in a public offering. All proceeds from the sale of the Trust Preferred Securities were invested by the Trust in the Noncumulative Class B Preferred Securities (the “Class B Preferred Securities”) of Deutsche Bank Capital Funding LLC VIII, a wholly-owned subsidiary of Deutsche Bank AG (the “LLC”). The LLC used all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is October 18, 2011. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and will rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier I regulatory capital, or core capital (Kernkapital), on a consolidated basis. In the following 2006 condensed consolidating balance sheet, € 455 million of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligation issued by Deutsche Bank AG to the LLC in this transaction.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

2006	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	41,236	2,593	41,273	(29,885)	55,217
Interest expense	36,674	1,715	33,715	(23,806)	48,298

Net interest and dividend revenues	4,562	878	7,558	(6,079)	6,919

Provision for loan losses	(81)	46	381	(16)	330

Net interest and dividend revenues after provision for loan losses	4,643	832	7,177	(6,063)	6,589

Noninterest revenues:
Commissions and fees	3,641	537	7,368	(2)	11,544
Trading revenues, net	6,392	(386)	2,255	(14)	8,247
Net gains (losses) on securities available for sale	165	11	231	–	407
Other revenues	1,477	701	(256)	(701)	1,221

Total noninterest revenues	11,675	863	9,598	(717)	21,419

Noninterest expenses:
Compensation and benefits	6,588	445	5,692	(76)	12,649
Other expenses	3,448	910	3,036	(160)	7,234

Total noninterest expenses	10,036	1,355	8,728	(236)	19,883

Income before income tax expense and cumulative effect of accounting changes	6,282	340	8,047	(6,544)	8,125

Income tax expense	321	109	1,435	320	2,185

Income before cumulative effect of accounting changes, net of tax	5,961	231	6,612	(6,864)	5,940

Cumulative effect of accounting changes, net of tax	25	–	21	–	46

Net income	5,986	231	6,633	(6,864)	5,986

20-F // [36] CONDENSED CONSOLIDATING FINANCIAL INFORMATION

2005	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	29,649	1,858	32,151	(21,950)	41,708
Interest expense	26,716	1,154	25,094	(17,257)	35,707

Net interest and dividend revenues	2,933	704	7,057	(4,693)	6,001

Provision for loan losses	128	(68)	362	(48)	374

Net interest and dividend revenues after provision for loan losses	2,805	772	6,695	(4,645)	5,627

Noninterest revenues:
Commissions and fees	3,052	565	6,472	–	10,089
Trading revenues, net	7,452	(321)	335	(37)	7,429
Net gains (losses) on securities available for sale	83	2	950	20	1,055
Other revenues	544	644	365	(487)	1,066

Total noninterest revenues	11,131	890	8,122	(504)	19,639

Noninterest expenses:
Compensation and benefits	5,696	441	4,930	(74)	10,993
Other expenses	3,955	1,004	3,631	(429)	8,161

Total noninterest expenses	9,651	1,445	8,561	(503)	19,154

Income before income tax expense and cumulative effect of accounting changes	4,285	217	6,256	(4,646)	6,112

Income tax expense	756	77	1,663	87	2,583

Income before cumulative effect of accounting changes, net of tax	3,529	140	4,593	(4,733)	3,529

Cumulative effect of accounting changes, net of tax	–	–	–	–	–

Net income	3,529	140	4,593	(4,733)	3,529

2004	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated

Net interest revenues:
Interest revenues, including dividends from subsidiaries	20,304	990	20,602	(13,873)	28,023
Interest expense	18,639	528	13,775	(10,101)	22,841

Net interest and dividend revenues	1,665	462	6,827	(3,772)	5,182

Provision for loan losses	92	10	276	(6)	372

Net interest and dividend revenues after provision for loan losses	1,573	452	6,551	(3,766)	4,810

Noninterest revenues:
Commissions and fees	2,901	545	6,060	–	9,506
Trading revenues, net	6,803	(105)	(503)	(9)	6,186
Net gains (losses) on securities available for sale	(20)	1	250	4	235
Other revenues	309	802	(238)	(64)	809

Total noninterest revenues	9,993	1,243	5,569	(69)	16,736

Noninterest expenses:
Compensation and benefits	5,074	426	4,783	(61)	10,222
Other expenses	3,299	830	3,387	(221)	7,295

Total noninterest expenses	8,373	1,256	8,170	(282)	17,517

Income before income tax expense and cumulative effect of accounting changes	3,193	439	3,950	(3,553)	4,029

Income tax expense	721	157	428	251	1,557

Income before cumulative effect of accounting changes, net of tax	2,472	282	3,522	(3,804)	2,472

Cumulative effect of accounting changes, net of tax	–	–	–	–	–

Net income	2,472	282	3,522	(3,804)	2,472

20-F // [36] CONDENSED CONSOLIDATING FINANCIAL INFORMATION
CONDENSED CONSOLIDATING BALANCE SHEET

Dec 31, 2006	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	2,655	1,621	6,176	(3,443)	7,009
Interest-earning deposits with banks	60,950	3,190	165,128	(209,798)	19,470
Securities borrowed and central bank funds sold and securities purchased under resale agreements	185,158	1,015	178,041	(117,185)	247,029
Trading assets	391,979	14,067	130,441	(19,648)	516,839
Securities available for sale	15,632	1,297	19,723	(14,598)	22,054
Other investments	50,665	2,857	28,026	(76,191)	5,357
Loans, net	179,281	20,926	146,340	(178,413)	168,134
Other assets	102,918	2,201	66,283	(31,064)	140,338

Total assets	989,238	47,174	740,158	(650,340)	1,126,230

Liabilities:
Deposits	445,871	11,191	165,520	(213,800)	408,782
Trading liabilities	178,336	435	59,288	(19,205)	218,854
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	131,670	6,236	189,645	(117,182)	210,369
Other short-term borrowings	12,356	16,695	104,614	(113,872)	19,793
Other liabilities	72,590	3,886	57,964	(31,311)	103,129
Long-term debt	115,607	5,253	90,637	(79,002)	132,495

Total liabilities	956,430	43,696	667,668	(574,372)	1,093,422

Total shareholders’ equity	32,808	3,478	72,490	(75,968)	32,808

Total liabilities and shareholders’ equity	989,238	47,174	740,158	(650,340)	1,126,230

Dec 31, 2005	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	2,241	2,176	4,942	(2,788)	6,571
Interest-earning deposits with banks	51,994	4,351	166,224	(210,606)	11,963
Securities borrowed and central bank funds sold and securities purchased under resale agreements	195,244	8,411	175,996	(147,533)	232,118
Trading assets	339,544	6,887	117,791	(15,829)	448,393
Securities available for sale	6,434	1,523	23,525	(9,807)	21,675
Other investments	46,842	3,044	20,804	(63,308)	7,382
Loans, net	176,965	19,127	151,139	(195,876)	151,355
Other assets	78,122	2,926	57,687	(26,031)	112,704

Total assets	897,386	48,445	718,108	(671,778)	992,161

Liabilities:
Deposits	426,658	12,853	154,725	(213,449)	380,787
Trading liabilities	157,724	1,209	50,506	(15,092)	194,347
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	123,734	4,598	187,515	(147,742)	168,105
Other short-term borrowings	8,324	13,682	118,498	(119,955)	20,549
Other liabilities	55,359	4,113	51,941	(26,530)	84,883
Long-term debt	95,651	8,320	95,852	(86,269)	113,554

Total liabilities	867,450	44,775	659,037	(609,037)	962,225

Total shareholders’ equity	29,936	3,670	59,071	(62,741)	29,936

Total liabilities and shareholders’ equity	897,386	48,445	718,108	(671,778)	992,161

20-F // [36] CONDENSED CONSOLIDATING FINANCIAL INFORMATION
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2006				Deutsche
				Bank AG
in € m.	Parent	DBTC	Other[1]	consolidated

Net cash used in operating activities	(32,118)	(7,729)	(11,131)	(50,978)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(8,914)	718	1,050	(7,146)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	10,086	6,542	(31,323)	(14,695)
Loans	(6,130)	(3,787)	361	(9,556)
Investment in subsidiaries	(5,108)	–	5,108	–

Proceeds from:
Sale of securities available for sale	868	217	9,046	10,131
Maturities of securities available for sale	2,324	79	2,946	5,349
Sale of other investments, loans and other	6,467	–	4,314	10,781

Purchase of:
Securities available for sale	(12,443)	(315)	(4,288)	(17,046)
Other investments	(2,018)	–	(1,166)	(3,184)
Loans	(3,014)	–	(3,874)	(6,888)
Premises and equipment	(403)	(19)	(548)	(970)

Net cash paid for business combinations	(521)	–	(1,423)	(1,944)

Other, net	(224)	40	345	161

Net cash (used in) provided by investing activities	(19,030)	3,475	(19,452)	(35,007)

Cash flows from financing activities:

Net change in:
Deposits	24,099	(357)	2,786	26,528
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	7,936	2,105	32,222	42,263
Other short-term borrowings	4,033	4,403	(9,192)	(756)

Issuances of long-term debt	52,910	–	11,693	64,603

Repayments and extinguishments of long-term debt	(34,452)	(2,231)	(6,261)	(42,944)

Issuances of common shares	680	–	–	680

Purchases of treasury shares	(39,023)	–	–	(39,023)

Sale of treasury shares	36,380	–	–	36,380

Cash dividends paid	(1,239)	–	–	(1,239)

Other, net	292	–	28	320

Net cash provided by financing activities	51,616	3,920	31,276	86,812

Net effect of exchange rate changes on cash and due from banks	(54)	–	(335)	(389)

Net increase (decrease) in cash and due from banks	414	(334)	358	438
Cash and due from banks, beginning of year	2,241	1,955	2,375	6,571
Cash and due from banks, end of year	2,655	1,621	2,733	7,009

Interest paid	35,337	1,986	9,530	46,853

Income taxes paid, net	1,780	2	1,592	3,374

1	This column includes amounts for other subsidiaries and intercompany cash flows.

2005				Deutsche
				Bank AG
in € m.	Parent	DBTC	Other[1]	consolidated

Net cash used in operating activities	(31,459)	(2,964)	(29,537)	(63,960)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	(2,121)	(320)	8,326	5,885
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(44,924)	589	1,768	(42,567)
Loans	(23,359)	632	8,665	(14,062)
Investment in subsidiaries	(117)	–	117	–

Proceeds from:
Sale of securities available for sale	521	583	10,569	11,673
Maturities of securities available for sale	2,463	1,003	(651)	2,815
Sale of other investments, loans and other	2,387	–	4,351	6,738

Purchase of:
Securities available for sale	(4,394)	(1,658)	(7,929)	(13,981)
Other investments	(819)	–	(783)	(1,602)
Loans	(2,322)	–	(1,825)	(4,147)
Premises and equipment	(126)	(26)	(549)	(701)

Net cash received (paid) for business combinations/divestitures	(175)	–	386	211

Other, net	(85)	(15)	199	99

Net cash (used in) provided by investing activities	(73,071)	788	22,644	(49,639)

Cash flows from financing activities:

Net change in:
Deposits	71,054	1,220	(12,234)	60,040
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	37,610	(788)	13,110	49,932
Other short-term borrowings	(1,316)	1,947	(179)	452

Issuances of long-term debt	31,091	–	13,483	44,574

Repayments and extinguishments of long-term debt	(32,612)	(417)	(6,788)	(39,817)

Issuances of common shares	439	–	–	439

Purchases of treasury shares	(43,803)	–	–	(43,803)

Sale of treasury shares	41,640	–	–	41,640

Cash dividends paid	(868)	–	–	(868)

Other, net	(376)	68	(177)	(485)

Net cash provided by financing activities	102,859	2,030	7,215	112,104

Net effect of exchange rate changes on cash and due from banks	123	–	364	487

Net increase (decrease) in cash and due from banks	(1,548)	(146)	686	(1,008)
Cash and due from banks, beginning of year	3,789	2,322	1,468	7,579
Cash and due from banks, end of year	2,241	2,176	2,154	6,571

Interest paid	26,632	1,343	7,271	35,246
Income taxes paid, net	466	4	492	962

1	This column includes amounts for other subsidiaries and intercompany cash flows.

20-F // [36] CONDENSED CONSOLIDATING FINANCIAL INFORMATION

2004				Deutsche
				Bank AG
in € m.	Parent	DBTC	Other[1]	consolidated

Net cash (used in) provided by operating activities	(28,177)	6,263	(6,183)	(28,097)

Cash flows from investing activities:

Net change in:
Interest-earning deposits with banks	2,198	158	(6,929)	(4,573)
Securities borrowed and central bank funds sold and securities purchased under resale agreements	(12,181)	(2,528)	10,196	(4,513)
Loans	4,930	(1,882)	5,805	8,853
Investment in subsidiaries	1,565	–	(1,565)	–

Proceeds from:
Sale of securities available for sale	987	4	20,154	21,145
Maturities of securities available for sale	2,967	302	291	3,560
Sale of other investments, loans and other	1,489	–	3,337	4,826

Purchase of:
Securities available for sale	(2,874)	(1,408)	(20,919)	(25,201)
Other investments	(658)	–	(542)	(1,200)
Loans	(644)	–	(2,082)	(2,726)
Premises and equipment	(209)	(54)	(529)	(792)

Net cash paid for business combinations	–	–	(223)	(223)

Other, net	56	844	(784)	116

Net cash (used in) provided by investing activities	(2,374)	(4,564)	6,210	(728)

Cash flows from financing activities:

Net change in:
Deposits	22,622	–	(1,129)	21,493
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	922	(370)	371	923
Other short-term borrowings	3,519	107	(227)	3,399

Issuances of long-term debt	30,385	–	4,078	34,463

Repayments and extinguishments of long-term debt	(21,781)	(72)	(3,920)	(25,773)

Purchases of treasury shares	(34,471)	–	–	(34,471)

Sale of treasury shares	30,850	–	–	30,850

Cash dividends paid	(828)	(830)	830	(828)

Other, net	12	(7)	7	12

Net cash provided by (used in) financing activities	31,230	(1,172)	10	30,068

Net effect of exchange rate changes on cash and due from banks	(67)	–	(233)	(300)

Net increase (decrease) in cash and due from banks	612	527	(196)	943
Cash and due from banks, beginning of year	3,177	1,504	1,955	6,636
Cash and due from banks, end of year	3,789	2,031	1,759	7,579

Interest paid	18,156	516	3,739	22,411
Income taxes paid, net	(35)	1	233	199

1	This column includes amounts for other subsidiaries and intercompany cash flows.

Supplemental Financial Information
(Unaudited)
FINANCIAL CONDITION
The following table presents the Group’s average balance sheet and net interest revenues for the periods specified. The average balances for 2006 and 2005 are calculated based upon month-end balances. For 2004 average balances are calculated based upon month-end balances for December of the preceding year and for each month of the year except January. The allocations of the assets and liabilities between German and non-German offices are based on the location of the Group’s entity on the books of which it carries the asset or liability. Categories of loans include nonaccrual loans.

Average balance sheet and
net interest revenues			2006	2005			2004
	Average					Average			Average
	Average		yield/	Average		yield/	Average		yield/
in € m. (except percentages)	balance	Interest	rate	balance	Interest	rate	balance	Interest	rate

Assets:

Interest-earning deposits with banks:
In German offices	7,449	249	3.34%	4,686	141	3.01%	3,402	89	2.62%
In non-German offices	15,909	1,114	7.01%	16,920	846	5.00%	18,538	708	3.82%

Total interest-earning deposits with banks	23,358	1,363	5.84%	21,606	987	4.57%	21,940	797	3.63%

Central bank funds sold and securities purchased under resale agreements:
In German offices	13,808	428	3.10%	20,762	462	2.23%	17,620	372	2.11%
In non-German offices	143,091	10,921	7.63%	142,760	9,422	6.60%	121,215	4,275	3.53%

Total central bank funds sold and securities purchased under resale agreements	156,899	11,349	7.23%	163,522	9,884	6.04%	138,835	4,647	3.35%

Securities borrowed:
In German offices	1,335	39	2.90%	399	7	1.68%	64	2	2.94%
In non-German offices	126,489	6,849	5.42%	108,018	4,435	4.11%	91,388	1,666	1.82%

Total securities borrowed	127,824	6,888	5.39%	108,417	4,442	4.10%	91,452	1,668	1.82%

Trading assets:
In German offices	56,217	2,265	4.03%	54,512	2,065	3.79%	49,044	1,900	3.87%
In non-German offices	345,508	20,519	5.94%	291,644	14,983	5.14%	248,091	10,696	4.31%

Total trading assets	401,725	22,784	5.67%	346,156	17,048	4.93%	297,135	12,596	4.24%

Securities available for sale and other investments	:
In German offices	10,385	265	2.55%	13,402	353	2.63%	14,887	385	2.59%
In non-German offices	18,571	728	3.92%	19,148	513	2.68%	16,633	424	2.55%

Total securities available for sale and other investments	28,956	993	3.43%	32,550	866	2.66%	31,520	809	2.57%

Loans:
In German offices	83,771	4,162	4.97%	82,256	3,897	4.74%	83,390	3,958	4.75%
In non-German offices	83,670	4,439	5.30%	63,893	3,012	4.71%	61,091	2,938	4.81%

Total loans	167,441	8,601	5.14%	146,149	6,909	4.73%	144,481	6,896	4.77%

Total other interest-earning assets	72,646	3,239	4.46%	48,350	1,572	3.25%	26,194	610	2.33%

Total interest-earning assets	978,849	55,217	5.64%	866,750	41,708	4.81%	751,557	28,023	3.73%

Cash and due from banks	6,749			7,853			9,013

Noninterest-earning trading assets:
In German offices	30,494			31,181			26,709
In non-German offices	49,031			41,653			38,847

All other assets	56,435			54,100			60,557

Allowance for loan losses	(1,810)			(2,199)			(2,830)

Total assets	1,119,748			999,338			883,853

% of assets attributable to non-German offices	81%			78%			76%

20-F // SUPPLEMENTAL FINANCIAL INFORMATION

Average balance sheet and
net interest revenues	2006			2005			2004
			Average			Average			Average
	Average		yield/	Average		yield/	Average		yield/
in € m. (except percentages)	balance	Interest	rate	Balance	Interest	rate	balance	Interest	rate

Liabilities and shareholders’ equity:

Interest-bearing deposits:

In German offices:
Time deposits	39,810	1,431	3.59%	34,823	983	2.82%	33,621	1,058	3.14%
Savings deposits	24,697	543	2.20%	23,674	463	1.96%	22,773	436	1.92%
Demand deposits	28,633	675	2.36%	32,917	548	1.67%	29,062	459	1.58%

Total in German offices	93,140	2,649	2.84%	91,414	1,994	2.18%	85,456	1,953	2.29%

In non-German offices:
Time deposits	217,795	9,674	4.44%	189,605	6,665	3.52%	159,360	3,523	2.21%
Savings deposits	8,577	177	2.06%	7,259	138	1.90%	6,571	104	1.59%
Demand deposits	74,710	2,903	3.89%	72,330	1,465	2.03%	66,796	1,547	2.32%

Total in non-German offices	301,082	12,754	4.24%	269,194	8,268	3.07%	232,727	5,174	2.22%

Total interest-bearing deposits	394,222	15,403	3.91%	360,608	10,262	2.85%	318,183	7,127	2.24%

Trading liabilities:
In German offices	26,739	1,175	4.39%	27,133	1,147	4.23%	22,011	1,099	4.99%
In non-German offices	99,592	8,953	8.99%	84,646	7,032	8.31%	82,497	5,767	6.99%

Total trading liabilities	126,331	10,128	8.02%	111,779	8,179	7.32%	104,508	6,866	6.57%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	26,086	734	2.81%	17,522	394	2.25%	12,639	288	2.28%
In non-German offices	197,813	15,572	7.87%	156,014	11,391	7.30%	122,077	4,339	3.55%

Total central bank funds purchased and securities sold under repurchase agreements	223,899	16,306	7.28%	173,536	11,785	6.79%	134,716	4,627	3.43%

Securities loaned:
In German offices	613	2	0.38%	1,073	2	0.20%	1,028	8	0.77%
In non-German offices	15,712	796	5.07%	18,536	927	5.00%	16,624	548	3.29%

Total securities loaned	16,325	798	4.89%	19,609	929	4.74%	17,652	556	3.15%

Other short-term borrowings:
In German offices	1,661	89	5.37%	1,034	25	2.44%	958	24	2.45%
In non-German offices	21,461	1,040	4.85%	24,654	998	4.05%	20,184	443	2.20%

Total other short-term borrowings	23,122	1,129	4.88%	25,688	1,023	3.98%	21,142	467	2.21%

Long-term debt:
In German offices	49,911	1,922	3.85%	48,098	1,647	3.42%	36,002	1,146	3.18%
In non-German offices	75,625	2,612	3.45%	70,003	1,882	2.69%	62,891	2,052	3.26%

Total long-term debt	125,536	4,534	3.61%	118,101	3,529	2.99%	98,893	3,198	3.23%

Total interest-bearing liabilities	909,435	48,298	5.31%	809,321	35,707	4.41%	695,094	22,841	3.29%

Noninterest-bearing deposits:
In German offices	21,865			20,943			21,382
In non-German offices	6,893			7,538			10,937

Noninterest-bearing trading liabilities:
In German offices	30,857			29,348			24,139
In non-German offices	62,287			46,178			40,613

All other noninterest-bearing liabilities	57,646			57,809			64,494

Shareholders’ equity	30,765			28,201			27,194

Total liabilities and shareholders’ equity	1,119,748			999,338			883,853

% of liabilities attributable to non-German offices	76%			74%			75%

Rate spread	0.33%			0.40%			0.44%

Net interest margin (net interest revenues to total interest-earning assets):
In German offices	0.61%			0.99%			1.43%
In non-German offices	0.73%			0.62%			0.48%

Total	0.71%			0.69%			0.69%

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

in € m.	2006 over 2005 due to changes in:			2005 over 2004 due to changes in:
	Net			Net
	change	Volume	Rate	change	Volume	Rate

Interest revenues:

Interest-earning deposits with banks:
German offices	108	91	17	52	37	15
Non-German offices	268	(53)	321	138	(66)	204

Total interest-earning deposits with banks	376	38	338	190	(29)	219

Central bank funds sold and securities purchased under resale agreements:
German offices	(34)	(183)	149	90	69	21
Non-German offices	1,499	22	1,477	5,147	872	4,275

Total central bank funds sold and securities purchased under resale agreements	1,465	(161)	1,626	5,237	941	4,296

Securities borrowed:
German offices	32	24	8	5	6	(1)
Non-German offices	2,414	843	1,571	2,769	351	2,418

Total securities borrowed	2,446	867	1,579	2,774	357	2,417

Trading assets:
German offices	200	66	134	165	207	(42)
Non-German offices	5,536	3,001	2,535	4,287	2,050	2,237

Total trading assets	5,736	3,067	2,669	4,452	2,257	2,195

Securities available for sale and other investments:
German offices	(88)	(77)	(11)	(32)	(38)	6
Non-German offices	215	(16)	231	89	66	23

Total securities available for sale and other investments	127	(93)	220	57	28	29

Loans:
German offices	265	73	192	(61)	(54)	(7)
Non-German offices	1,427	1,015	412	74	133	(59)

Total loans	1,692	1,088	604	13	79	(66)

Other	1,667	926	741	962	374	588

Total interest revenues	13,509	5,732	7,777	13,685	4,007	9,678

Interest expense:

Interest-bearing deposits:
German offices	655	38	617	41	132	(91)
Non-German offices	4,486	1,068	3,418	3,094	901	2,193

Total interest-bearing deposits	5,141	1,106	4,035	3,135	1,033	2,102

Trading liabilities:
German offices	28	(17)	45	48	232	(184)
Non-German offices	1,921	1,311	610	1,265	154	1,111

Total trading liabilities	1,949	1,294	655	1,313	386	927

Central bank funds purchased and securities sold under repurchase agreements:
German offices	340	224	116	106	110	(4)
Non-German offices	4,181	3,236	945	7,052	1,471	5,581

Total central bank funds purchased and securities sold under repurchase agreements	4,521	3,460	1,061	7,158	1,581	5,577

Securities loaned:
German offices	0	(1)	1	(6)	–	(6)
Non-German offices	(131)	(143)	12	379	69	310

Total securities loaned	(131)	(144)	13	373	69	304

Other short-term borrowings:
German offices	64	21	43	1	1	–
Non-German offices	42	(136)	178	555	115	440

Total other short-term borrowings	106	(115)	221	556	116	440

Long-term debt:
German offices	275	64	211	501	409	92
Non-German offices	730	161	569	(170)	216	(386)

Total long-term debt	1,005	225	780	331	625	(294)

Total interest expense	12,591	5,826	6,765	12,866	3,810	9,056

Net change in net interest revenues	918	(94)	1,012	819	197	622

20-F // SUPPLEMENTAL FINANCIAL INFORMATION
LOANS OUTSTANDING
The following three tables provide more detailed information on the loan portion of the Group’s credit exposures. The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2006	2005	2004	2003	2002

German:
Banks and insurance	1,217	1,769	2,047	3,861	1,600
Manufacturing	6,686	6,620	7,364	8,668	9,388
Households (excluding mortgages)	17,764	16,157	14,761	14,161	13,768
Households – mortgages	27,142	27,039	26,175	25,445	25,226
Public sector	1,814	1,462	1,474	1,388	1,750
Wholesale and retail trade	3,023	3,394	3,742	5,133	4,549
Commercial real estate activities	10,091	10,625	11,100	11,629	15,841
Lease financing	1,017	1,001	820	855	416
Other	13,232	11,508	11,586	12,736	15,898

Total German	81,986	79,575	79,069	83,876	88,436

Non-German:
Banks and insurance	7,748	5,907	5,740	6,660	9,120
Manufacturing	8,693	9,083	5,906	7,487	13,157
Households (excluding mortgages)	10,690	10,245	7,023	6,915	6,937
Households – mortgages	10,736	9,016	9,117	8,416	7,276
Public sector	1,928	1,167	1,804	921	2,834
Wholesale and retail trade	9,033	8,683	6,546	6,691	9,918
Commercial real estate activities	4,008	2,634	3,004	1,977	2,519
Lease financing	1,823	1,810	1,726	3,138	3,905
Other	33,096	25,143	18,830	22,327	27,768

Total non-German	87,755	73,688	59,696	64,532	83,434

Gross loans	169,741	153,263	138,765	148,408	171,870

(Deferred expenses)/unearned income	(147)	(20)	76	181	250

Loan less (deferred expense)/unearned income	169,888	153,283	138,689	148,227	171,620

LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES
The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2006.

Dec 31, 2006	Within one	After one	After five	Total
	year	but within	years
		five years
in € m.

German:
Banks and insurance	214	276	727	1,217
Manufacturing	3,818	2,272	596	6,686
Households (excluding mortgages)	3,549	5,608	8,607	17,764
Households – mortgages	1,931	5,792	19,419	27,142
Public sector	1,353	127	334	1,814
Wholesale and retail trade	2,294	452	277	3,023
Commercial real estate activities	2,048	2,620	5,423	10,091
Other	4,814	4,769	3,649	13,232

Total German	20,021	21,916	39,032	80,969

Non-German:
Banks and insurance	5,381	2,304	63	7,748
Manufacturing	4,217	3,959	517	8,693
Households (excluding mortgages)	5,546	3,722	1,422	10,690
Households – mortgages	333	723	9,680	10,736
Public sector	1,200	236	492	1,928
Wholesale and retail trade	6,610	2,279	144	9,033
Commercial real estate activities	1,742	1,488	778	4,008
Other	15,982	11,100	6,014	33,096

Total non-German	41,011	25,811	19,110	85,932

Gross loans	61,032	47,727	58,142	166,901

(Deferred expenses)/unearned income	76	(543)	316	(151)

Loans less (deferred expense)/unearned income	60,956	48,270	57,826	167,052

The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) on December 31, 2006, that had residual maturities of more than one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

Dec 31, 2006	After one	After five	Total
	but within	years
in € m.	five years

Fixed rate loans	31,842	40,818	72,660

Floating or adjustable rate loans	16,427	17,008	33,435

Total	48,269	57,826	106,095

PROBLEM LOANS
The following table illustrates total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION

in € m.	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002

Nonaccrual loans:
German	2,228	2,771	3,146	3,448	4,587
Non-German	775	779	1,353	2,594	5,511

Total nonaccrual loans	3,003	3,550	4,499	6,042	10,098

Loans 90 days or more past due and still accruing:
German	183	198	236	335	439
Non-German	2	4	11	45	70

Total loans 90 days or more past due and still accruing	185	202	247	380	509

Troubled debt restructurings:
German	90	48	71	20	38
Non-German	24	71	18	181	154

Total troubled debt restructurings	114	119	89	201	192

The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2006 if those loans had been current in accordance with their original terms and had been outstanding throughout 2006 or since their origination, if the Group only held them for part of 2006. It also shows the amount of interest income on those loans that was included in net income for 2006. The reduction of interest revenue the Group experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2006

German loans:
Gross amount of interest that would have been recorded at original rate	67
Less interest, net of reversals, recognized in interest revenue	26

Reduction of interest revenue	41

Non-German loans:
Gross amount of interest that would have been recorded at original rate	39
Less interest, net of reversals, recognized in interest revenue	4

Reduction of interest revenue	35

Total reduction of interest revenue	76

ALLOWANCE FOR LOAN LOSSES
The following table sets forth a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m. (except percentages)	2006	2005	2004	2003	2002

Allowance at beginning of year	1,928	2,345	3,281	4,317	5,585

Charge-offs:

German:
Banks and insurance	2	1	3	3	8
Manufacturing	78	61	80	57	196
Households (excluding mortgages)	244	216	185	169	400
Households – mortgages	35	36	39	30	45
Public sector	–	–	–	–	–
Wholesale and retail trade	40	54	78	41	140
Commercial real estate activities	100	112	106	59	127
Lease financing	–	3	–	–	–
Other	109	162	231	217	567
German total	608	645	722	576	1,483

Non-German:
Excluding lease financing	135	373	672	1,318	1,244
Lease financing only	1	–	–	–	1
Non-German total	136	373	672	1,318	1,245

Total charge-offs	744	1,018	1,394	1,894	2,728

Recoveries:

German:
Banks and insurance	1	1	1	–	–
Manufacturing	19	11	12	7	4
Households (excluding mortgages)	45	41	37	48	24
Households – mortgages	8	–	–	–	2
Public sector	–	–	–	–	–
Wholesale and retail trade	9	10	12	6	3
Commercial real estate activities	7	4	3	2	3
Lease financing	–	–	–	–	–
Other	42	42	37	36	42
German total	131	109	102	99	78

Non-German:
Excluding lease financing	133	61	50	67	34
Lease financing only	–	–	–	1	–
Non-German total	133	61	50	68	34

Total recoveries	264	170	152	167	112

Net charge-offs	480	848	1,242	1,727	2,616

Provision for loan losses	330	374	372	1,113	2,091

Other changes (currency translation and allowance related to acquisitions/divestitures)	(24)	57	(66)	(422)	(743)

Allowance at end of year	1,754	1,928	2,345	3,281	4,317

Percentage of total net charge-offs to average loans for the year	0.29%	0.58%	0.86%	1.04%	1.15%

The Group’s provision for loan losses in 2004 was € 372 million, a decrease of € 741 million or 67 % from the prior year, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases, and a continuation of the Group’s strict credit discipline. This amount was composed of both net specific and inherent loan loss provisions. In 2004, 73 % of the Group’s provision related to its smaller-balance standardized homogeneous loan portfolio.
The Group’s provision for loan losses in 2003 was € 1.1 billion, a decrease of 47 % from the prior year, reflecting the overall improved credit quality of the Group’s corporate loan book as evidenced by the increase in the portion of its loans carrying an investment-grade rating. This amount was composed of both net specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION
The Group’s provision for loan losses in 2002 was € 2.1 billion, an increase of 104 % from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunication industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented within the Group’s German portfolio and the Americas.
For a discussion of the provision for loan losses for the years 2006 and 2005, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”.
The following table sets forth the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (except percentages)	Dec 31, 2006		Dec 31, 2005		Dec 31, 2004		Dec 31, 2003		Dec 31, 2002

German:
Specific loan loss allowance:
Banks and insurance	–	1%	–	1%	–	1%	38	3%	37	1%
Manufacturing	245	4%	288	4%	271	5%	338	6%	317	5%
Households (excluding mortgages)	31	10%	46	11%	55	11%	68	10%	121	8%
Households – mortgages	11	16%	14	18%	17	19%	17	17%	5	15%
Public sector	–	1%	–	1%	–	1%	–	1%	–	1%
Wholesale and retail trade	109	2%	137	2%	161	3%	154	3%	130	3%
Commercial real estate activities	183	6%	261	7%	345	8%	350	8%	287	9%
Other	205	8%	229	8%	278	9%	378	9%	479	9%
Specific German total	784		975		1,127		1,343		1,376
Inherent loss allowance	439		461		417		472		495

German total	1,223	48%	1,436	52%	1,544	57%	1,815	57%	1,871	51%

Non-German:
Specific loan loss allowance	284		255		527		1,128		1,768
Inherent loss allowance	247		237		273		338		678

Non-German total	531	52%	492	48%	800	43%	1,466	43%	2,446	49%

Total allowance for loan losses	1,754	100%	1,928	100%	2,345	100%	3,281	100%	4,317	100%

Total specific allowance	1,068		1,230		1,654		2,471		3,144

Total inherent loss allowance	686		698		691		810		1,173

Total allowance for loan losses	1,754		1,928		2,345		3,281		4,317

The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2006, 30 % of the Group’s total allowance was attributable to international clients.

in € m.	2006	2005	2004	2003	2002

Allowance at beginning of year	492	800	1,466	2,446	2,441

Charge-offs	136	373	672	1,318	1,245
Recoveries	133	61	50	68	34
Net charge-offs	3	312	622	1,250	1,211

Provision for loan losses	66	(53)	25	590	1,500

Other changes (currency translation and allowance related to acquisitions/ divestitures)	(24)	57	(69)	(320)	(284)

Allowance at end of year	531	492	800	1,466	2,446

FOREIGN OUTSTANDINGS
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets at December 31, 2006, 2005 and 2004. At December 31, 2006, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2006	Banks
	and other	Governments
	financial	and official		Commit-	Net local
in € m.	institutions	institutions	Other[1]	ments	country claim	Total	Percent

United States	17,407	8,443	157,349	19,757	125,796	328,752	29.19%

France	5,302	7,849	30,739	6,414	0	50,304	4.47%

Italy	8,248	14,316	20,943	814	2,933	47,254	4.20%

Netherlands	3,565	3,344	15,499	4,558	0	26,966	2.39%

Spain	4,719	6,335	10,723	1,138	3,360	26,275	2.33%

Luxembourg	7,343	1,556	13,645	2,522	0	25,066	2.23%

Great Britain	6,422	5,288	11,683	1,547	0	24,940	2.21%

Japan	2,157	4,411	17,091	56	0	23,715	2.11%

Ireland	2,020	1,717	5,865	9,501	5	19,108	1.70%

Switzerland	1,510	610	8,476	1,506	1,243	13,345	1.18%

Cayman Islands	316	99	10,062	1,016	0	11,493	1.02%

Canada	532	1,318	5,865	1,158	0	8,873	0.79%

Belgium	2,478	1,552	4,027	501	0	8,558	0.76%

1	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2005	Banks
	and other	Governments
	financial	and official		Commit-	Net local
in € m.	institutions	institutions	Other[1]	ments	country claim	Total	Percent

United States	11,633	11,235	137,498	13,828	129,747	303,941	30.63%

Italy	5,703	15,530	21,353	1,027	3,374	46,987	4.74%

France	2,836	8,611	21,105	4,469	–	37,021	3.73%

Japan	1,888	10,467	10,776	85	1,726	24,942	2.51%

Netherlands	3,479	4,261	11,652	4,307	–	23,699	2.39%

Spain	2,571	4,251	9,520	1,108	2,130	19,580	1.97%

Great Britain	2,936	3,185	8,608	1,701	–	16,430	1.66%

Luxembourg	4,938	2,514	6,382	2,333	–	16,167	1.63%

Cayman Islands	253	207	9,755	481	–	10,696	1.08%

Ireland	1,194	1,158	4,690	1,180	2	8,224	0.83%

Belgium	1,923	1,398	4,243	424	–	7,988	0.81%

Switzerland	776	402	5,234	1,434	–	7,846	0.79%

Canada	240	2,050	4,392	945	–	7,627	0.77%

1	Other includes commercial and industrial, insurance and other loans.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION

Dec 31, 2004	Banks	Governments	Other[1]	Commit-	Net local	Total	Percent
	and other	and official		ments	country claim
	financial	institutions
in € m.	institutions

United States	7,445	6,697	122,679	8,052	59,213	204,086	24.30%

France	2,195	8,249	19,779	3,701	42	33,966	4.04%

Italy	4,103	11,780	12,989	688	1,324	30,884	3.68%

Japan	1,452	7,673	8,034	126	12,486	29,771	3.54%

Netherlands	3,067	2,833	8,836	4,228	—	18,964	2.26%

Great Britain	2,148	2,313	6,100	1,277	—	11,838	1.41%

Spain	3,168	3,341	4,806	257	—	11,572	1.38%

Cayman Islands	339	70	10,269	354	—	11,032	1.31%

Luxembourg	3,336	326	4,783	782	—	9,227	1.10%

Switzerland	1,453	279	4,223	1,212	—	7,167	0.85%

1	Other includes commercial and industrial, insurance and other loans.
DEPOSITS
The following table provides an analysis of the maturities of deposits in the amount of U.S.$ 100,000 or more in offices in Germany as of December 31, 2006.

Dec 31, 2006	Within	After three	After six	After one	Total
	three	months but	months but	year
	months	within six	within one
in € m.		months	year

Offices in Germany:
Certificates of deposits	1	—	—	70	71
Other time deposits	29,208	2,142	402	5,548	37,300

Total	29,209	2,142	402	5,618	37,371

The amount of time certificates of deposits and other time deposits in the amount of U.S.$ 100,000 or more issued by non-German offices was € 182.9 billion at December 31, 2006.
Total deposits by foreign depositors in German offices amounted to € 30.1 billion, € 27.2 billion and € 21.8 billion at December 31, 2006, 2005 and 2004, respectively.

SHORT-TERM BORROWINGS
Short-term borrowings are borrowings with an original maturity of one year or less. The following table sets forth certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances for 2006 and 2005 based upon month-end balances and for 2004 based upon month-end balances for December of the preceding year and for each month of the year except January.

in € m. (except percentages)	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004

Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	187,129	143,524	105,292
Average balance	223,899	173,536	134,716
Maximum balance at any month-end	276,323	215,219	165,305
Weighted-average interest rate during the year	7.28%	6.79%	3.43%
Weighted-average interest rate on year-end balance	6.38%	3.17%	2.86%

Securities loaned:
Year-end balance	23,240	24,581	12,881
Average balance	16,325	19,609	17,652
Maximum balance at any month-end	30,237	25,684	23,131
Weighted-average interest rate during the year	4.89%	4.74%	3.15%
Weighted-average interest rate on year-end balance	4.43%	4.31%	3.17%

Commercial Paper:
Year-end balance	6,806	13,398	9,980
Average balance	11,129	12,984	9,503
Maximum balance at any month-end	13,544	15,558	16,838
Weighted-average interest rate during the year	4.42%	3.34%	2.09%
Weighted-average interest rate on year-end balance	4.78%	3.47%	1.92%

Other:
Year-end balance	12,987	7,151	10,138
Average balance	11,993	12,704	11,639
Maximum balance at any month-end	17,843	15,489	18,606
Weighted-average interest rate during the year	5.31%	4.64%	2.31%
Weighted-average interest rate on year-end balance	3.27%	3.41%	3.06%

20-F // SUPPLEMENTAL FINANCIAL INFORMATION
RECONCILIATION OF INCOME BEFORE INCOME TAXES TO PRE-TAX PROFIT (TARGET DEFINITION)

in € m.	2006	2005

Reported income before income taxes	8,125	6,112

Add (deduct):
Restructuring activities (Business Realignment Program-related)	192	767
Substantial gains from industrial holdings	(92)	(666)

Pre-tax profit (target definition)	8,224	6,212

RECONCILIATION OF AVERAGE TOTAL SHAREHOLDERS’ EQUITY TO AVERAGE ACTIVE EQUITY

in € m.	2006	2005

Average total shareholders’ equity	30,765	28,201

Add (deduct):
Average unrealized net gains on securities available for sale, net of applicable tax and other	(2,382)	(2,023)
Average dividends	(1,615)	(1,048)

Average active equity	26,768	25,130

RELATED RATIOS

	2006	2005

Pre-tax return on average shareholders’ equity	26.4%	21.7%

Pre-tax return on average active equity	30.4%	24.3%

Pre-tax return on average active equity (target definition)	30.7%	24.7%

PHASE 3 TARGETS FOR PRE-TAX PROFIT (TARGET DEFINITION) BY 2008

2008 Pre-Tax
Profit Target,
Business Segment	in €, in billions

Corporate Banking & Securities	5.3

Global Transaction Banking	1.0

Asset and Wealth Management	1.3

Private & Business Clients	1.3

Corporate Investments	0.0

Consolidation & Adjustments	(0.5)

Group	8.4