Form 20-F
period 2007-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2008-03-26
CIK 1159508

As filed with the Securities and Exchange Commission on March 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report.....................................
Commission file number 1-15242
Deutsche Bank Aktiengesellschaft
(Exact name of Registrant as specified in its charter)
Deutsche Bank Corporation
(Translation of Registrant’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany
(Address of Registrant’s principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act
See following page
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, no par value	501,065,281
(as of December 31, 2007)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☒	No☐
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
     Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐	Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 29, 2008).

Title of each class	Name of each exchange
on which registered

Ordinary Shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*	New York Stock Exchange

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*	New York Stock Exchange

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX
6.625 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*	New York Stock Exchange

ELEMENTS(SM) Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

ELEMENTS(SM) “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

7.350 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X
7.350 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*	New York Stock Exchange

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*	New York Stock Exchange

ELEMENTS(SM) Linked to the Euro/U.S. Dollar Exchange Rate due February 23, 2023	NYSE Arca

ELEMENTS(SM) Linked to the Australian Dollar/U.S. Dollar Exchange Rate due February 23, 2023	NYSE Arca

ELEMENTS(SM) Linked to the U.S. Dollar/Swiss Franc Exchange Rate due February 23, 2023	NYSE Arca

ELEMENTS(SM) Linked to the U.S. Dollar/British Pound Exchange Rate due February 23, 2023	NYSE Arca

ELEMENTS(SM) Linked to the U.S. Dollar/Canadian Dollar Exchange Rate due February 23, 2023	NYSE Arca

DB Gold Double Long Exchange Traded Notes due February 28, 2038	NYSE Arca

DB Gold Double Short Exchange Traded Notes due February 28, 2038	NYSE Arca

DB Gold Short Exchange Traded Notes due February 28, 2038	NYSE Arca

*	For listing purpose only, not for trading.
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
Our registered address is Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00.
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

—
our targets for income before income tax expense (“IBIT”) attributable to Deutsche Bank shareholders (target definition), pre-tax return on average active equity (target definition) across the business cycle and diluted earnings per share growth;

—	our expectations of the impact of risks that affect our business, including the risks of losses on our trading activities and credit exposures; and

—	other statements relating to our future business development and economic performance.
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

20-F // TABLE OF CONTENTS
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
USE OF NON-GAAP FINANCIAL MEASURES
This document contains non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

IBIT attributable to Deutsche Bank shareholders (target definition)	Income before income tax expense

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages S-19 and S-20 of the supplemental financial information, which are incorporated by reference herein, and the following paragraphs.
Our target definition of IBIT attributable to Deutsche Bank shareholders excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) and charges (such as charges from restructuring, goodwill impairment or litigation) if they are not indicative of the future performance of our core businesses.
v

In “Item 4: Information on the Company–Business Overview”, we present our targets for pre-tax return on average active equity (target definition) and diluted earnings per share across the business cycle and our vision for IBIT attributable to Deutsche Bank shareholders that we aim to achieve in 2008. When used with respect to future periods, these targets are forward-looking statements as well as non-GAAP financial measures. We cannot predict or quantify the levels of the most directly comparable IFRS financial measures (listed in the table above) that would correspond to these targets for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
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

Item 3: Key Information
SELECTED FINANCIAL DATA
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS“) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Until December 31, 2006, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All 2006 data included in this report has been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data come from our management reporting systems and are not necessarily based on, or prepared in accordance with, IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment.”

20-F // ITEM 3: KEY INFORMATION
INCOME STATEMENT DATA

in € m. and U.S.$ m.
(except per share data)	2007[1]	2007	2006
Net interest income	$12,922	8,849	7,008

Provision for credit losses	$894	612	298

Net interest income after provision for credit losses	$12,028	8,237	6,710

Commissions and fee income	$17,946	12,289	11,195

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	$10,478	7,175	8,892

Other noninterest income	$3,551	2,432	1,399

Total net revenues	$44,003	30,133	28,196

Compensation and benefits	$19,162	13,122	12,498

General and administrative expenses	$11,615	7,954	7,069

Policyholder benefits and claims	$282	193	67

Impairment of intangible assets	$187	128	31

Restructuring activities	$(19)	(13)	192

Total noninterest expenses	$31,227	21,384	19,857

Income before income tax expense	$12,776	8,749	8,339

Income tax expense	$3,270	2,239	2,260

Net income	$9,507	6,510	6,079

Net income attributable to minority interest	$53	36	9

Net income attributable to Deutsche Bank shareholders	$9,454	6,474	6,070

Basic earnings per share[2]	$19.93	13.65	12.96

Diluted earnings per share[3]	$19.06	13.05	11.48

Dividends paid per share[4]	$5.84	4.00	2.50

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S. $1.4603 per € , the noon buying rate on December 31, 2007.

2	We calculate basic earnings per share for each period by dividing our net income by the weighted-average number of common shares outstanding.

3	We calculate diluted earnings per share for each period by dividing our net income by the weighted-average number of common shares outstanding after assumed conversions.

4	Dividends we declared and paid in the year.
BALANCE SHEET DATA

in € m. and U.S.$ m.	2007[1]	2007	2006
Total assets	$2,950,316	2,020,349	1,584,493

Loans	$290,442	198,892	178,524

Deposits	$668,739	457,946	411,916

Long-term debt	$185,024	126,703	111,363

Common shares	$1,983	1,358	1,343

Total shareholders’ equity	$54,095	37,044	32,758

Tier 1 risk-based capital (BIS)	$41,356	28,320	23,539

Total risk-based capital (BIS)	$55,563	38,049	34,309

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S. $1.4603 per € , the noon buying rate on December 31, 2007.

CERTAIN KEY RATIOS AND FIGURES

	2007	2006
Share price at period end	89.40	101.34

Share price high	118.51	103.29

Share price low	81.33	80.74

Book value per share issued[1]	69.84	62.42

Book value per basic share outstanding[2]	77.54	69.48

Return on average shareholders’ equity (post-tax)[3]	18%	20%

Pre-tax return on average shareholders’ equity[4]	24%	28%

Pre-tax return on average active equity[5]	29%	33%

Cost/income ratio[6]	70%	70%

Compensation ratio[7]	43%	44%

Non-compensation ratio[8]	27%	26%

Employees[9]:
In Germany	27,779	26,401
Outside Germany	50,512	42,448

Branches:
In Germany	989	934
Outside Germany	900	783

1	Shareholders’ equity divided by the number of shares issued (both at period end).

2	Shareholders’ equity divided by the number of basic shares outstanding (both at period end).

3	Net income as a percentage of average shareholders’ equity.

4	Income before income tax expense attributable to our shareholders as a percentage of average shareholders’ equity.

5	Income before income tax expense attributable to our shareholders as a percentage of average active equity.

6	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

7	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

8
Non-compensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

9	Number of full-time equivalent employees as of the end of each period.
DIVIDENDS
The following table shows in euro and in U.S. dollars the dividend per share for the years ended December 31, 2007 and 2006. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the nonconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
Dividends per share in the table below are presented before German withholding tax. Dividends that we pay have been subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20 % withholding tax and an effective 1.1 % surcharge).
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

20-F // ITEM 3: KEY INFORMATION
In 2007, a change in the German withholding tax law was enacted. Effective January 1, 2009, a withholding tax at an aggregate rate of 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) will apply to dividends. For individual German tax residents, the withholding tax (including an additional church tax charge if applicable) represents, generally, the full and final tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation with Germany may be entitled to a reduction of the German withholding tax and receive a credit in accordance with their local tax law.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

	Dividends	Dividends	Payout ratio[2]
	per share[1]	per share	Basic EPS	Diluted EPS

2007 (proposed)	$6.57	€ 4.50	33%	34%

2006	$5.28	€ 4.00	31%	35%

1
For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under “Exchange Rate and Currency Information” on the last business day of that year.

2	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic and diluted earnings per share for that year.
EXCHANGE RATE AND CURRENCY INFORMATION
Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S. $1.4603 per euro, the noon buying rate for euros on December 31, 2007. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2007 or any other date.
The noon buying rate for euros on December 31, 2007 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

in U.S.$ per €	Period-end	Average[1]	High	Low
2008:
March (through March 20)	1.5417	–	1.5784	1.5195
February	1.5187	–	1.5187	1.4495
January	1.4841	–	1.4877	1.4574

2007:
December	1.4603	–	1.4759	1.4344
November	1.4688	–	1.4862	1.4435
October	1.4468	–	1.4468	1.4092
September	1.4219	–	1.4219	1.3606

2007	1.4603	1.3797	1.4862	1.2904

2006	1.3197	1.2661	1.3327	1.1860

2005	1.1842	1.2400	1.3476	1.1667

2004	1.3538	1.2478	1.3625	1.1802

2003	1.2597	1.1411	1.2597	1.0361

1
We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 20, 2008, the noon buying rate was U.S.$ 1.5417 per euro.

LONG-TERM CREDIT RATINGS
We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2007		Dec 31, 2006
Moody’s Investors Service, New York[1]	Aa	1	Aa3

Standard & Poor’s, New York[2]	AA		AA–

Fitch Ratings, New York[3]	AA	–	AA–

1
Moody’s defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody’s ranks the obligation in the upper end of the Aa category.

2
Standard and Poor’s defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor’s ratings. Standard and Poor’s notes that an AA rated obligor differs from the highest rated obligors only in small degree.

3
Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA– ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.

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

20-F // ITEM 3: KEY INFORMATION
CAPITALIZATION AND INDEBTEDNESS
The following table sets forth our consolidated capitalization in accordance with IFRS as of December 31, 2007:

in € m.
Debt[1,2]:

Long-term debt	126,703

Trust preferred securities	6,345

Long-term debt at fair value through profit or loss	52,327

Total debt	185,375

Shareholders’ equity:

Common shares (no par value)	1,358

Additional paid-in-capital	15,808

Retained earnings	25,116

Common shares in treasury, at cost	(2,819)

Equity classified as obligation to purchase common shares	(3,552)

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains on financial assets available for sale, net of applicable tax and other	3,635

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(52)

Foreign currency translation, net of tax	(2,450)

Total shareholders’ equity	37,044

Minority interest	1,422

Total equity	38,466

Total capitalization	223,841

1	No third party has guaranteed any of our debt.

2	€ 7,257 million (4% ) of our debt was secured as of December 31, 2007.

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
Since the second half of 2007, financial markets have experienced exceptionally difficult conditions, which have been reflected in considerably lower volumes of business activity in the areas most directly affected and concerns about slowing economic and business momentum more generally. Among the principally affected areas in which we do business have been the leveraged finance and structured credit markets. In addition to causing reduced business activity and revenues in these and other areas, continuing difficult market conditions may require us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Compensating for these negative effects on our profitability through performance in our other businesses may not be feasible, particularly if assumptions for continuing, albeit slower, economic growth in 2008 are not correct and less favorable economic conditions prevail. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
WE MAY INCUR SIGNIFICANT LOSSES FROM OUR TRADING AND INVESTMENT ACTIVITIES DUE TO MARKET FLUCTUATIONS.
We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We describe these activities in “Item 4: Information on the Company – Our Group Divisions – Corporate and Investment Bank Group Division.” We also have made significant investments in individual companies, primarily through our Corporate Investments and Corporate Investment Bank Group Divisions, which we describe in “Item 4: Information on the Company – Our Group Divisions”. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.
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
See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.

20-F // ITEM 3: KEY INFORMATION
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
The exceptionally difficult market conditions since the second half of 2007 have resulted in greatly diminished liquidity in certain markets in which we do business, including the leveraged finance and structured credit markets. Continuing difficult market conditions may require us to write down the carrying values of some of our portfolios of assets. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Group Divisions – Corporate and Investment Bank Group Division – Corporate Banking and Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
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
OUR INVESTMENT BANKING REVENUES MAY DECLINE IN ADVERSE MARKET OR ECONOMIC CONDITIONS.
Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns. These fees and other income are generally linked to the value of the underlying assets and therefore decline as asset values decline. In particular, our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.
WE MAY GENERATE LOWER REVENUES FROM BROKERAGE AND OTHER COMMISSION- AND FEE-BASED BUSINESSES.
Market downturns are likely to lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest income. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management and private banking businesses.
Even in the absence of a market downturn, below-market performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

WE MAY INCUR LOSSES AS A RESULT OF CHANGES IN THE FAIR VALUE OF OUR FINANCIAL INSTRUMENTS
A substantial proportion of the assets and liabilities on our balance sheet comprise financial instruments that we carry at fair value, with changes in fair value recognized in the income statement. See “Item 5: Operating and Financial Review and Prospects – Significant Accounting Policies and Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value” for information on fair value accounting. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding write-down is recognized in the income statement. These write-downs could be significant.
Observable prices or inputs are not available for many financial instruments. Fair value is determined in these cases using valuation techniques appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. If any of the assumptions change due to negative market conditions or for other reasons, subsequent valuations may result in significant changes in the fair values of our financial instruments, requiring us to record further write-downs. Market volatility increases the risk that the value of financial instruments carried at fair value will change in the future.
Furthermore, our exposure and related write-downs are reported net of any fair value gains we may record in connection with hedging transactions related to the underlying assets. However, we may never realize these gains, and the fair value of the hedges may change in future periods for a number of reasons, including as a result of deterioration in the credit of our hedging counterparties. Although such declines may be independent of the fair values of the underlying hedged assets, they may nonetheless result in the need for further write-downs in future periods.
Our results for the fiscal year 2007 included losses relating primarily to the write down in the fair values of our trading activities in relative value trading in both debt and equity, CDO correlation trading and residential mortgage-backed securities, and the leveraged loan book including loan commitments. We continue to have exposure to these markets and products and, therefore, could be required further to write down their carrying values and incur further losses. Any of these write-downs could have a material adverse effect on our results of operation and financial condition. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Group Divisions – Corporate and Investment Bank Group Division – Corporate Banking and Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
OUR RISK MANAGEMENT POLICIES, PROCEDURES AND METHODS MAY LEAVE US EXPOSED TO UNIDENTIFIED OR UNANTICIPATED RISKS, WHICH COULD LEAD TO MATERIAL LOSSES.
We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk expo-

20-F // ITEM 3: KEY INFORMATION
sures. In addition, our quantitative modeling does not take all risks into account. As a result, risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate.
For example, the value-at-risk approach we use to derive quantitative measures for our trading book market risks is designed to model risk factors assuming normal market conditions, and the statistical parameters required for the value-at-risk calculation are based on a 261 trading day history with equal weighting being given to each observation. However, in our regulatory back-testing in 2007, we observed 12 outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole versus two to three outliers statistically expected in any one year. While we believe that the majority of these outliers were related to extreme events outside standard market conditions, we are also re-evaluating our modeling assumptions and parameters for potential improvements in unusual market conditions, such as those observed in the last two quarters of 2007.
In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.
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
Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons. We describe our credit risk and the methods we use to monitor it in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management – Credit Risk.”

The exceptionally difficult market conditions since the second half of 2007 which we have noted above have adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and appear likely to continue to do so in 2008. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
WE HAVE A CONTINUOUS DEMAND FOR LIQUIDITY TO FUND OUR BUSINESS ACTIVITIES. WE MAY SUFFER DURING PERIODS OF MARKET-WIDE OR FIRM-SPECIFIC LIQUIDITY CONSTRAINTS AND ARE EXPOSED TO THE RISK THAT LIQUIDITY IS NOT MADE AVAILABLE TO US EVEN IF OUR UNDERLYING BUSINESS REMAINS STRONG.
We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive costs.
Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets, negative developments concerning other financial institutions perceived to be comparable to us or negative views about the financial services industry in general, or disruptions in the markets for any specific class of assets. Negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons.
We have implemented a group-wide liquidity risk management framework, which we describe in “Item 11 — Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Liquidity Risk”, for the purposes of managing and reducing the impact of the above-mentioned events on our liquidity risk position.
Although we have not so far experienced any constraint in our access to liquidity, market sentiment can change quickly. Any significant constraint on our ability to borrow funds can swiftly have a material adverse effect on our business and financial condition.
OPERATIONAL RISKS MAY DISRUPT OUR BUSINESSES.
We face operational risk arising from errors made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Derivative contracts are not always confirmed with the counterparties on a timely basis; while the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract.
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

20-F // ITEM 3: KEY INFORMATION
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
IF WE ARE UNABLE TO IMPLEMENT OUR MANAGEMENT AGENDA, WE MAY BE UNABLE TO SUSTAIN OUR RETURN ON AVERAGE ACTIVE EQUITY OR PERCENTAGE GROWTH IN OUR EARNINGS PER SHARE OR ACHIEVE OUR VISION FOR IBIT ATTRIBUTABLE TO OUR SHAREHOLDERS (TARGET DEFINITION), AND OUR SHARE PRICE MAY BE MATERIALLY AND ADVERSELY AFFECTED.
In 2002, we initiated a multi-year and multi-phased management agenda designed to help us reduce costs, lower our risk profile, increase efficiency and raise our profitability. As part of Phase 3 of our management agenda, which was launched in October 2006, we have stated our targets to deliver double-digit percentage growth in earnings per share and a sustainable pre-tax return on equity of 25 % across the business cycle. Moreover, we have provided a vision under which we aim to deliver IBIT attributable to Deutsche Bank shareholders (using our target definition) of € 8.4 billion in 2008.
We may be unable to sustain our return on average active equity or achieve our percentage earnings per share growth objective or our vision for IBIT attributable to Deutsche Bank shareholders (target definition), and our share price may be materially and adversely affected, should we fail to implement our management agenda or growth initiatives or should such initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees. In particular, the exceptionally difficult market conditions since the second half of 2007 which we have noted above would likely adversely affect our ability to achieve our objective for IBIT attributable to Deutsche Bank shareholders (target definition) in 2008.
We describe our management agenda and its anticipated benefits, as well as factors that could affect the success of this agenda, in ‘‘Item 4: Information on the Company – Business Overview – Our Business Strategy’’ and ‘‘Item 5: Operating and Financial Review and Prospects – Operating Results – Executive Summary’’ and “ – Results of Operations by Segment – Corporate Banking & Securities Corporate Division”.

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

20-F // ITEM 3: KEY INFORMATION
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
We may settle litigation or regulatory proceedings prior to a final judgment or determination pursuant to which our liability is established and quantified. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for losses incurred by them even in situations where we do not believe that we are legally compelled to do so. See “Item 8: Financial Information – Legal Proceedings” and Note [25] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.
The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside therefore. See “Item 5: Operational and Financial Review and Prospects – Significant Accounting Policies and Critical Accounting Estimates – Legal and Regulatory Contingencies and Tax Risks”.

TRANSACTIONS WITH COUNTERPARTIES IN COUNTRIES DESIGNATED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM MAY LEAD SOME POTENTIAL CUSTOMERS AND INVESTORS IN THE U.S. AND OTHER COUNTRIES TO AVOID DOING BUSINESS WITH US OR INVESTING IN OUR SECURITIES.
We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran. We also had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes. In 2007, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria and North Korea and to exit existing business, if any, to the extent legally possible. Similar decisions have already been taken in previous years with regard to other countries like Sudan.
Our existing business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. Other business activities, such as correspondent banking services to banks located in Iran and private banking loans to Iranian citizens, have already been terminated or closed down. We do not believe our business activities with Iranian counterparties are material to our overall business, with our outstandings to Iranian borrowers representing less than 0.1 % of our total assets as of December 31, 2007 and our revenues from all such activities representing less than 0.1 % of our total revenues for the year ended December 31, 2007.
We are aware, through press reports and other means, of initiatives by governmental entities in the U.S. and by U.S. institutions such as universities and pension funds, to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran. It is possible that such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with Iran. Such a result could have significant adverse effects on our business or the price of our securities.

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
The merger of the three institutions and our corporate name were entered into the Commercial Register of the District Court in Frankfurt am Main on May 2, 1957. We operate under the German Stock Corporation Act (Aktiengesetz). We are registered under registration number HRB 30 000. Our registered address is Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: Peter Sturzinger, Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.
We have made the following significant capital expenditures or divestitures since January 1, 2007:
—
The acquisition of Berliner Bank for € 646 million was signed in June 2006 and closed in January 2007. In addition, we agreed with the seller (LandesBank Berlin) on cooperation in a wide range of areas, particularly in back-office functions.

—
The acquisition of MortgageIT Holdings, Inc. was signed in July 2006 and closed in January 2007. This acquisition was executed by means of a public tender offer to its shareholders, in which we acquired its outstanding share capital for U.S.$14.75 in cash per share, or $430 million in aggregate.

—
The acquisition of a 10 % stake in Dedalus GmbH & Co. KGaA economically representing a 0.75 % participation in European Aeronautic Defence and Space Company EADS N.V. was signed in February 2007 and closed in March 2007.

—	The acquisition of a 10 % stake in Hanoi Building Commercial Joint Stock Bank (“Habubank”) was signed in February 2007 and closed in September 2007.

—	The sale of our traditional asset management manufacturing business in Australia to Aberdeen Asset Management plc was signed in March 2007 and closed in June 2007.

—	The acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. was signed and closed in July 2007.

—	The acquisition of Abbey Life Assurance Company Limited from Lloyds TSB Group plc was signed in July 2007 and closed in October 2007.

—	The reduction of our holding in Allianz S.E. from 2.2 % to 1.7 % took place via sell-down in the public markets in August and September 2007.

—	The reduction of our holding in Linde AG from 7.8 % to 5.2 % took place via sell-down in the public markets in September and December 2007.
Since January 1, 2007, there have been no public takeover offers by third parties with respect to our shares.

BUSINESS OVERVIEW
OUR ORGANIZATION
Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,020 billion as of December 31, 2007. As of that date, we employed 78,291 people on a full-time equivalent basis and operated in 76 countries out of 1,889 facilities worldwide, of which 52 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2007, our group divisions were:
—	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
—	Corporate Banking & Securities (CB&S)

—	Global Transaction Banking (GTB)
—	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
—	Asset and Wealth Management (AWM)

—	Private & Business Clients (PBC)
—	Corporate Investments (CI)
These divisions are supported by infrastructure functions and our Corporate Center. In addition, we created a regional management function that covers regional responsibilities worldwide.
We have operations or dealings with existing or potential customers in almost every country in the world. These operations and dealings include:
—	subsidiaries and branches in many countries;

—	representative offices in many other countries; and

—	one or more representatives assigned to serve customers in almost every other country.

20-F // ITEM 4: INFORMATION ON THE COMPANY
The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2007	2006
Germany:
CIB	2,921	2,265
PCAM	5,514	4,922

Total Germany	8,434	7,187

Europe, Middle East and Africa:
CIB	7,721	6,836
PCAM	2,816	2,661

Total Europe, Middle East and Africa[1]	10,537	9,497

Americas (primarily U.S.):
CIB	4,628	6,810
PCAM	1,331	1,350

Total Americas	5,959	8,160

Asia-Pacific:
CIB	3,823	2,891
PCAM	468	381

Total Asia-Pacific	4,291	3,273

Corporate Investments	1,517	574

Consolidation & Adjustments	7	(197)

Consolidated net revenues[2]	30,745	28,494

1	The United Kingdom accounted for more than sixty percent of these revenues in 2007 and 2006, respectively.

2
Consolidated total net revenues comprise interest and similar income, interest expense and total noninterest income (including commissions and fee income). Revenues are attributed to countries based on the location in which our booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

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
The Management Board has the overall responsibility for the management of Deutsche Bank, as provided by the German Stock Corporation Act. Its members are appointed and removed by the Supervisory Board, which is a separate corporate body. Our Management Board focuses on strategic management, corporate governance, resource allocation, risk management and control, assisted by Functional Committees.
The Group Executive Committee (GEC), established in 2002, comprises the members of the Management Board, the heads of the business divisions within our client-facing group divisions, CIB and PCAM, and one member representing the management of our regions. The GEC is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions. We believe this underscores our commitment to a virtual holding company structure.
Within each group division, coordination and management functions are handled by Operating Committees and Executive Committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

OUR BUSINESS STRATEGY
We have a clearly defined business strategy, which encompasses all dimensions of our practice: our corporate identity; our mission and values; our brand; and our management agenda, which comprises a program of transformation and profitable growth initiatives which the Bank has implemented since 2002.
OUR IDENTITY. We are a leading global investment bank with a strong private clients franchise. These are mutually reinforcing businesses; taking full advantage of the synergy potential between these businesses is a strategic priority for us. We are a leader in Europe, with powerful and growing positions in North America, Asia, and key emerging markets. Our focus is on growth by organic investment and selective, incremental acquisitions.
OUR MISSION AND VALUES. We compete to be the leading global provider of financial solutions for demanding clients, and to create exceptional value for our shareholders and people. We are committed to our core values of customer focus, teamwork, innovation, performance and trust.
OUR BRAND. Our brand is synonymous with strength and quality throughout the world and our logo is one of the best-recognized brand symbols in the global financial industry as confirmed by Global B2B Brand Monitor. Our brand campaign aims to leverage a distinctive logo, our business achievements, and our offering to clients. This campaign has further strengthened our profile in established markets and built awareness in new growth markets.
OUR MANAGEMENT AGENDA. In 2002, we initiated a multi-year and multi-phased agenda. The first phase of this agenda focused on management’s priorities to transform Deutsche Bank and the second phase focused on a strategy of achieving sustainable profitable growth. The implementation of these two phases of our strategy was successful. We made significant gains in profitability as measured by growth in net income and pre-tax return on average active equity; we command leading positions in our chosen core businesses; we have substantially reduced our credit risk and alternative asset risk; and we have a clear capital management strategy, which allowed us to maintain core capital strength within our stated target range while simultaneously investing in business growth and returning cash to shareholders.
In 2006, we launched “Phase 3” of our management agenda, covering the period 2006-2008. Our overall objective is to leverage our global platform for accelerated growth. We have defined four specific goals. First, to maintain our cost, risk, capital and regulatory discipline; second, to continue to invest in organic growth and bolt-on acquisitions; third, to further grow our businesses which we believe are viewed by the market as having more stable earnings streams, namely Private Clients and Asset Management (PCAM) and Global Transaction Banking; and fourth, to build on our competitive strength in the Corporate and Investment Bank (CIB). Furthermore, we aim to exploit synergies, for both revenue generation and cost-efficiency, by fostering teamwork and collaboration between our mutually supporting businesses. We continue to aim for a sustainable pre-tax return on average active equity, using our target definition, of 25 % across the business cycle, together with double-digit percentage growth in diluted earnings per share. Moreover, we have provided a vision under which we aim to deliver IBIT attributable to Deutsche Bank shareholders (using our target definition) of € 8.4 billion in 2008. (Our targets are forward-looking statements as well as non-GAAP financial measures. Please refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Use of Non-GAAP Financial Measures” on pages (iv) and (v) for certain considerations relating to such targets. Such targets are summarized on pages S-19 and S-20.)

20-F // ITEM 4: INFORMATION ON THE COMPANY
Since the second half of 2007, financial markets have experienced exceptionally difficult conditions, which have been reflected in considerably lower volumes of business activity in the areas most directly affected and concerns about slowing economic and business momentum more generally. Among the principally affected areas in which we do business have been the leveraged finance and structured credit markets. In addition to causing reduced business activity and revenues in these and other areas, continuing difficult market conditions may require us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Compensating for these negative effects on our profitability through performance in our other businesses may not be feasible, particularly if assumptions for continuing, albeit slower, economic growth in 2008 are not correct and less favorable economic conditions prevail. These circumstances would likely adversely affect our ability to achieve our objective for IBIT attributable to Deutsche Bank shareholders (target definition) in 2008.
GROWTH STRATEGIES IN OUR CIB BUSINESSES:
In CORPORATE BANKING & SECURITIES, we aim to build further on our position as one of the world’s leading investment banks (based on publicly available revenue information). In sales and trading, we have established a position as one of the world’s leading houses (based on publicly available revenue information). We command strong positions in both “market access” products such as foreign exchange, where we were again ranked no. 1 in the world in Euromoney magazine’s 2007 annual poll, and in complex “intellectual capital” business areas such as derivatives, where a 2007 poll in Risk Magazine identified us as the world’s largest derivatives trader for the third consecutive year. The strength and breadth of our platform was reflected in the IFR (International Financing Review) Awards for 2007, where we were named Bond House of the Year, Derivatives House of the Year, Interest Rate Derivatives House of the Year, Equity Derivatives House of the Year and Securitisation House of the Year. Risk Magazine also named us as Foreign Exchange and Interest Rate Derivatives House of the Year. We aim to develop further our platform through several targeted initiatives. Having integrated our debt and equity platforms in 2005, we seek to achieve further synergies across these two areas. We seek to continue to expand our capabilities in high-value, “intellectual capital” businesses, and in strategically important areas such as commodities, while continuing to strengthen our platform in the U.S. market. We aim to develop further our global equities platform, which was named IFR European Equity House of the Year in 2007, with focused investments in cash equities, derivatives and prime services. We plan to continue building our presence in emerging markets, including in Asia, Central and Eastern Europe and Latin America. We were named ‘Bank of the Year 2007’ by IFR Asia.
In Corporate Finance, we have also built a powerful European franchise, and our principal strategic objective is to build a sustainable top-5 position globally, as measured by fee pool. We aim to achieve this goal by building on our leading position in Europe, where we ranked no. 1 by share of fee pool across advisory, origination debt and origination equity revenues in 2007 (Source: Dealogic); by growing market share, profitably, in the United States market; by strengthening the relationships with our most important clients through a leaner, more focused client coverage model; by continuing to build our presence in important emerging growth markets; and by continuing to unlock further synergies between our corporate finance business and our sales and trading businesses, and between CIB and PCAM.
As mentioned above, exceptionally difficult market conditions since the second half of 2007 have adversely affected certain areas in which we do business, including the leveraged finance and structured credit markets, and appear likely to continue to do so in 2008. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.

In GLOBAL TRANSACTION BANKING, we have achieved significant growth in pre-tax profitability between 2004 and 2007, and our cost-income ratio in 2006 and 2007 compared favorably with leading global competitors with comparable business models (based on publicly available financial data). Our aim is to achieve further profitable growth by means of several initiatives. In Europe, we aim to grow revenues by expanding on our current position in Germany, by building out our European domestic custody platform and by increasing our business with European mid-cap clients. We further aim to take advantage of opportunities created by the launch of the Single European Payment Area (SEPA) in January 2008. In the Asia-Pacific region, our growth strategy focuses on large local corporate clients and on fast-growing markets such as China, India and Korea. We also aim to grow in Central and Eastern Europe, and the Middle East, and to support our growth with selective incremental acquisitions where appropriate. Increased cooperation with Corporate Banking & Securities, and with Private Clients and Asset Management, is central to our strategy.
GROWTH STRATEGIES IN OUR PCAM BUSINESSES:
In ASSET AND WEALTH MANAGEMENT, we operate in all major regions of the world, with invested assets of € 749 billion as of the end of 2007. During 2007, we attracted net new money inflows of € 40 billion. Our aim is to develop further, and grow profitably in, both our Asset Management business and our Private Wealth Management business. In Asset Management, our growth strategy includes specific plans for each of our four global business lines: retail, alternative investments, institutional and insurance. In retail asset management, we aim to consolidate and expand our leadership position in Germany and Europe, where our DWS franchise commands a top-2 position (as measured by publicly available invested asset data). We also aim to continue developing DWS Scudder in North America, and to further expand the DWS franchise across the Asia-Pacific and Latin America regions. In alternative asset management, we aim to leverage our Real Estate Asset Management platform under the RREEF brand, and take advantage of growth opportunities in the infrastructure, hedge fund, fund of hedge funds, and private equity fund of funds areas. In insurance asset management, we aim to capitalize on our position as a world-leading manager of non-affiliated insurance assets (as reflected by publicly available invested asset data), and to take advantage of the nascent trend of outsourcing in this sector. In institutional asset management, we aim to capture the opportunity offered by the growth of key client segments, which include pension funds, sovereign wealth funds and other types of institutions. In particular, we are focused on strengthening distribution and building world-class consultant relationships. In Private Wealth Management, we aim to reap the benefits of both organic growth and acquisitions made in recent years. In the United Kingdom, our position was enlarged by Tilney Group Limited, one of the leading independent private wealth managers in the United Kingdom, which was acquired in 2006. We also aim to expand our Discretionary Portfolio Management proposition, supported by a globally consistent Wealth Advisory Process, as a fully-integrated offering to wealthy individuals and families around the world, and to grow further in alternative investments and lending services.
In PRIVATE & BUSINESS CLIENTS, our strategy is to build on our position in Germany and other core European markets, while also expanding our platform in growth markets in Central and Eastern Europe and the Asia-Pacific region. Our business model is based on the two core competencies of advisory banking and consumer banking. Our commitment to growth in our home market, Germany, was underlined by two acquisitions announced in 2006: Berliner Bank, which significantly extends both our branch network and our market share in Germany’s capital city, and norisbank, which expands our presence in consumer banking. During 2007, our position in Germany benefited from the integration of Berliner Bank, while norisbank was re-launched in September 2007. We aim to expand further on exist-

20-F // ITEM 4: INFORMATION ON THE COMPANY
ing co-operations with ADAC, Germany’s and Europe’s largest automobile club, and with DVAG, Europe’s largest network of mobile sales agents. Outside Germany, we aim to grow in “core” European markets with a focus on Italy, Spain, Portugal and Belgium. In Central and Eastern Europe, our organic expansion in Poland continued during 2007, with growth in revenues and business volume, reflecting the expansion of our network in both advisory banking and consumer banking. In Asia-Pacific, our primary focus is on India and China. In India, our organic expansion has continued during 2007. We now operate out of 10 branches, employing over 1,000 people (on a full-time equivalent basis). We achieved substantial growth in revenues, new client numbers and business volume during 2007. In China, we continue to develop our cooperation agreement with Hua Xia bank, in which we have a 9.9 % stake, and which includes cooperation in credit cards. We also opened branches in Beijing and Shanghai in March 2007. Our commitment to the Asia-Pacific region was further underlined by the acquisition in September 2007 of a 10 % stake in Habubank, in Vietnam.
CAPITAL MANAGEMENT STRATEGY. Focused management of capital has been a clearly-stated part of all phases of our management agenda. In the current phase, our capital management strategy aims to support profitable growth by balancing business growth with returns to shareholders. In respect of business growth, we deploy core capital to support both an increase in risk-weighted assets, which grew by € 53 billion to € 328 billion during 2007, and focused and selective acquisitions. We also returned capital to shareholders via both continued share buybacks and sustained dividend growth. Management has recommended a dividend for 2007 of € 4.50 per share, up by 12.5 % compared to € 4.00 per share in 2006. While seeking to meet these objectives, we also aim to maintain a BIS Tier 1 capital ratio of between 8 % and 9%. This aim was successfully met during 2007. Further underlining our commitment to integrated management of capital and risk, a Capital and Risk Committee, chaired by the Group Chief Risk Officer, was formed in 2006.

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

CORPORATE AND INVESTMENT BANK GROUP DIVISION
The Corporate and Investment Bank Group Division primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 62 % of our net revenues in 2007 and 66 % of our net revenues in 2006 (on the basis of our management reporting systems).
The Corporate and Investment Bank Group Division’s operations are predominantly located in the world’s primary financial centers, including London, New York, Frankfurt, Tokyo, Singapore and Hong Kong.
The businesses that comprise the Corporate and Investment Bank Group Division seek to reach and sustain a leading global position in corporate and institutional banking services, measured by financial performance, market share, reputation and customer franchise, while making optimal usage of, and achieving optimal return on, our economic capital. The division also continues to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. The Corporate and Investment Bank Group Division’s activities and strategy are primarily client-driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of our other businesses.
At December 31, 2007, this group division included two corporate divisions, comprising the following business divisions:
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
Corporate Banking & Securities and Global Transaction Banking are supported by the Loan Exposure Management Group (LEMG). LEMG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a hedging regime on a selective basis. LEMG manages the credit risk of loans and lending-related commitments related to both our investment-grade portfolio and our medium-sized German companies portfolio.
CORPORATE BANKING & SECURITIES CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
Corporate Banking & Securities is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
In July 2007, we announced the acquisition of Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The acquisition was completed in October 2007.

20-F // ITEM 4: INFORMATION ON THE COMPANY
In July 2006, we announced the signing of a definitive agreement to acquire MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) based in the U.S. The acquisition was closed in January 2007.
In April 2006, we closed the purchase of a 30.99 % stake in Paternoster Limited, a UK life assurance company that is focused on bulk annuity purchases.
In February 2006 we closed the purchase of the remaining 60 % of United Financial Group (“UFG”), a Moscow investment bank, having purchased an initial 40 % stake in January 2004.
PRODUCTS AND SERVICES
The Global Markets Business Division is responsible for origination, sales, financing, structuring and trading activities across a wide range of fixed income, equity, equity-linked, convertible bond, foreign exchange and commodities products. The division aims to deliver creative solutions to the capital-raising, investing, hedging and other financing needs of customers.
Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions and general corporate finance advice, together with leveraged debt and equity origination services, and a variety of credit products and financial services. In addition, we provide a variety of financial services to the public sector. Corporate Finance also includes coverage functions related to corporate, financial and institutional clients globally.
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
In January 2008, we acquired HedgeWorks LLC, a hedge fund administrator based in the United States.
In July 2007, we closed the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. The client transition is expected to be completed in April 2008.
In May 2006, we completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase.
PRODUCTS AND SERVICES
Trade Finance provides comprehensive solutions along the client’s trade value chain by combining international trade risk mitigation products and services with custom-made solutions for structured trade and export finance as well as, in a continuously growing number of regions, cross-selling of interest and currency risk products.
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
Trust & Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 28 markets.
DISTRIBUTION CHANNELS AND MARKETING
The Global Transaction Banking Corporate Division develops and markets its own products and services in Europe, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in the Corporate Banking & Securities Corporate Division.

20-F // ITEM 4: INFORMATION ON THE COMPANY
Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations and large local corporates.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 33 % of our net revenues in both 2007 and 2006 (on the basis of our management reporting systems).
At December 31, 2007, this group division included the following corporate divisions:
—	Asset and Wealth Management (AWM)

—	Private & Business Clients (PBC)
The Asset and Wealth Management (AWM) Corporate Division consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). AWM Corporate Division’s operations are located in Europe, Middle East, Africa, the Americas and Asia.
The AWM Corporate Division is among the leading asset managers in the world based on total invested assets. The division serves a range of retail, private and institutional clients.
The Private & Business Clients (PBC) Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal and Poland. This is complemented by our established market presence in India and China.
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
Our AM Business Division is organized into four global business lines:
—	Retail offers a range of products, including mutual funds and structured products, across many asset classes

—	Alternative Investments manages real estate and infrastructure investments, hedge funds and funds of hedge funds, and private equity funds of funds

—	Insurance provides specialist advisory and portfolio management services to insurers and re-insurers globally

—	Institutional provides investment solutions across both traditional and alternative strategies to all other (non-insurance) institutional clients, such as pension funds, endowments and corporates
Our PWM Business Division, which includes wealth management for high net worth clients, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.

Among significant transactions, in July 2007 RREEF Private Equity acquired a significant minority interest in Aldus Equity, an alternative asset management and advisory boutique specializing in customized private equity investing for institutional and high net worth investors.
In July 2007, AM RREEF Infrastructure acquired Maher Terminals LLC, a privately-held operator of port terminal facilities in North America. The company was deconsolidated effective October 2007 after a partial sale into a new infrastructure fund.
In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with our strategic partner, Anima S.G.R.p.A.
In June 2007, AM closed the sale of part of its Australian business to Aberdeen Asset Management. As a result of the repositioning, AM’s Australian operation has migrated from being primarily a domestic manufacturing platform to become a distribution platform with specialist investment management capabilities.
In August 2007, AM signed an agreement with shareholders of Harvest Fund Management to increase its stake by 10.5 % to 30%. Harvest is the fifth largest mutual fund manager in China, with a 5.5 % market share (source: Z-Ben Advisors, September 2007).
In 2007, PWM established a Global Key Client function to more systematically organize and augment the cooperation with CIB in all its regions and to generate additional fee income and net new assets.
In December 2006, PWM closed the acquisition of the UK wealth manager Tilney Group Limited, strengthening our position in the second-largest wealth management market in Europe. The acquisition is an important element in our strategy to expand the onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
At the end of 2006, PWM entered into the important Chinese onshore market with the opening of an office in Shanghai to serve wealthy clients.
The opening of a Deutsche Bank branch in Riyadh, Saudi Arabia, in April 2006 allows PWM to offer a full range of wealth management services in the largest market in the Middle East.
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
AM’s global retail brand is DWS. The product range of DWS covers all regions and sectors as well as many forms and styles of investment. DWS Investments is one of Europe’s leading retail asset managers and is the largest retail mutual fund management group in Germany (as measured by publicly available invested asset data). In the U.S., the business operates as DWS Scudder. DWS also operates in key markets in Asia-Pacific.
In the Alternative Investments business line, real estate, infrastructure, hedge funds of funds, and private equity funds of funds investment management products and services are offered under the RREEF brand. RREEF is one of the world’s largest real estate investment organizations (as reflected by publicly available invested asset data). The single-manager/multi-manager hedge fund business operates as DB Advisors Capital Management. As an asset class, hedge funds are designed to provide attractive risk-adjusted returns in most market environments and offer portfolio diversification benefits to investors.
The Insurance platform provides clients with customized investment programs designed to address an insurer’s specific needs. It offers investment solutions across multiple asset classes, including traditional fixed income, equities, asset allocation services, and alternative asset classes such as hedge funds and real estate.
Institutional products and services are marketed under the Deutsche Asset Management brand. The Institutional business offers its clients access to AM’s full range of products and services, including both traditional and alternative investments.
PWM provides a fully-integrated service offering for its clients based on individual strategic asset allocation including individual risk-management according to the clients’ risk-return profile.
PWM offers discretionary portfolio management, in which our portfolio managers have discretion to manage clients’ investments within the clients’ general guidelines. The portfolio managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where appropriate.
PWM also provides brokerage services in which our relationship managers and client advisors provide investment advice to clients but we do not exercise investment discretion. An integrated approach to wealth management sits at the core of our advisory services. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where appropriate. The relationship managers also advise their clients on the products of third parties in all asset classes. Furthermore, our solutions include wealth preservation strategies and succession planning, philanthropic advisory services, art advisory services as well as family office solutions and services for financial intermediaries.
PWM has continued to further expand its offering of alternative investments in 2007, especially with respect to innovative solutions within the private equity and hedge funds asset classes. PWM generates foreign exchange products, as well as structured investment products in cooperation with the Global Markets Business Division.
PWM’s loan/deposit products include traditional and specialized deposit products (including current accounts, time deposits and savings accounts) and both standardized and specialized secured and unsecured lending. It also pro-

vides payment, account & remaining financial services, processing and disposition of cash and non-cash payments in local currency, international payments, letters of credit, guarantees, and other cash transactions.
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of businesses.
DISTRIBUTION CHANNELS AND MARKETING
AM markets our retail products in Germany and other Continental European countries generally through our established internal distribution channels in PWM and PBC. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third-party distributors. DWS Scudder distributes its retail products to U.S. investors primarily through financial representatives at major national and regional wirehouses, independent and bank-based broker dealers, and independent financial advisors and registered investment advisors.
Products for institutional clients are distributed through the substantial sales and marketing network within AM and through third-party distribution channels. They are also distributed through our other businesses, notably the Corporate and Investment Bank Group Division.
Alternative investment products are distributed through our sales and marketing network within Asset and Wealth Management and through third-party distribution channels, predominantly to high net worth clients, institutions and retail customers worldwide.
Insurance asset management solutions are marketed and distributed by AM’s specialist insurance unit, which provides advisory and portfolio management services for insurers and re-insurers globally.
PWM pursues an integrated business model to cater to the complex needs of high net worth clients, their families and selected institutions. Based on individual strategic asset allocation including individual risk management we offer discretionary portfolio management, structured advisory process including alternative investments, family office solutions, wealth preservation strategies and succession planning, philanthropic advisory services as well as art advisory services and services for financial intermediaries. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.
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
In addition, the client advisors of the U.S. Private Client Services business focus on traditional brokerage offering and asset allocation, including a wide range of third party products.

20-F // ITEM 4: INFORMATION ON THE COMPANY
PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION
CORPORATE DIVISION OVERVIEW
The Private & Business Clients Corporate Division operates under a single business model across Europe and selected Asian markets with a focused, sales-driven management structure predominantly under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small and medium size corporate customers.
In 2007, we continued our balanced and profitable growth in selected European and Asian markets.
In the German core market, we were able to expand our already strong position by attracting new customers and business volume. The acquisition of Berliner Bank, which was completed in January 2007, played a major role in achieving this result, as did the acquisition of norisbank, whose selected range of favorably-priced, straightforward products was relaunched in September 2007.
In Italy, we opened eight new branches in 2007 and raised our client business volume substantially compared to last year. We also expanded our business in Spain, Belgium and specifically in Portugal, where our network was further strengthened with the addition of 22 new branches.
We also continued to invest in promising countries and business lines. In February 2007, we entered the Polish consumer finance market and by the end of 2007, we opened 66 “db-kredyt”-branded loan shops. PBC’s entry into the consumer finance business is a meaningful addition to our Polish branch business and follows the PBC business model, which has been used in Germany, Italy and Spain.
The development of PBC in Asia has also kept momentum. We expanded our presence through the addition of two branches in India (number of branches increased to 10) and the opening of the first three branches in China. In June 2007, we launched our cooperation with Hua Xia Bank to exclusively develop and distribute credit cards. Since May 2006, we have held a 9.9 % equity stake in Hua Xia Bank.
In September 2007, we closed the acquisition of a 10 % stake in Habubank in Vietnam. This strategic partnership confirms PBC’s balanced growth in selected Asian markets and represents a basis for further expansion in Vietnam.
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
We provide loan and deposit services, with the most significant being property financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The property finance business, which includes mortgages and construction finance, is our most significant lending business. We provide property finance loans primarily for private purposes, such as home financing. Most of our mortgages have an original fixed interest period of five or ten years. In 2007, we further strengthened our consumer banking business with the launch in Germany of competitively priced standard products through the norisbank franchise and the entry in the Polish consumer finance market. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG.
PBC’s payments, account & remaining financial services comprise administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In Italy, PBC issues credit cards under the BankAmericard brand.
Other products include primarily activities related to asset and liability management.
DISTRIBUTION CHANNELS AND MARKETING
To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries in which PBC is active. In order to make banking products and services more attractive to clients, we are seeking to optimize the accessibility and availability of our services. To accomplish this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to its products and services. These channels consist of the following in-person and remote distribution points:
—
Investment and Finance Centers. Investment and Finance Centers offer the entire range of products and advice. In 2007, several of our Investment and Finance Centers were refurbished according to the innovative concepts of how we see branch banking in the future, which were initially realized and tested in our flagship “Branch of the future – Q 110” in Berlin.

—
Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents. In 2007, we continued to invest in our mobile sales force network in Germany, Italy, Spain, Poland and India by hiring additional sales representatives.

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

In addition to our branch network and financial agents, we enter into country-specific distribution arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. We also work together with ADAC (Germany’s and Europe’s largest automobile club with more than 15 million members), with whom we have an exclusive sales cooperation agreement in place. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
Corporate Investments holds interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”). The largest of these Industrial Holdings by market value at December 31, 2007 were interests of 4.4 % in Daimler AG and 1.7 % in Allianz SE. Currently, over 97 % of our Industrial Holdings are in German corporations.
In February 2007, we signed a contract to acquire a 10 % stake in Dedalus GmbH & Co. KGaA economically representing a 0.75 % participation in European Aeronautic Defence and Space Company EADS N.V. The transaction closed in March 2007.
In 2007, we reduced our investment in Linde AG from 7.8 % to 5.2 % and our investment in Allianz SE from 2.2 % to 1.7%.
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
The total market value of these holdings was € 5.1 billion at December 31, 2007. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk Management – Market Risk – Market Risk in Our Nontrading Portfolios” for further information.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, in private equity directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds. In 2007, we continued to reduce our Private Equity on-balance sheet exposure in CI, with holdings declining by approximately € 200 million due to various transactions.
In 2007, we sold a portfolio of Latin America direct Private Equity investments and our investment in Odontoprev.
In 2006, we sold the remaining significant assets of the Morgan Grenfell Private Equity funds.
The Corporate Investments’ portfolio also covers certain real estate holdings, many of which we occupy.

In 2007, we sold and leased back the bank-occupied building 60 Wall Street in New York City. In addition, we disposed of our interest in the building at 31 West 52nd Street in New York City.
In 2007, we reduced our stake in HCL Technologies Limited from 2.4 % to 1.2 % in a partial sale. In 2006, we had reduced our stake in this company from 3.6 % to 2.4%.
In 2006, we sold our remaining 27.99 % stake in EUROHYPO AG to Commerzbank.
The business combination of Atradius N.V., in which we held a 12.7 % stake at the end of 2007, and Crédito y Caución S.A. was signed in April 2007 and closed in January 2008. The completion of this transaction resulted in a reduction of our stake to 9.1%.
In May 2006, we closed the sale of 21.16 % of Atradius N.V. to Crédito y Caución and Seguros Catalán Occidente, reducing our stake to 12.73%.
In December 2006, we sold our 6.75 % stake in Germanischer Lloyd AG to Günter Herz.

INFRASTRUCTURE AND REGIONAL MANAGEMENT
The infrastructure group consists of our centralized business support areas and our Corporate Center. These support areas principally comprise control and service functions supporting the CIB and PCAM businesses. The Corporate Center comprises those functions that directly support the Management Board in its management of the Group.
This infrastructure group is organized to reflect the Management Board members’ areas of responsibilities into COO functions (e.g., information technology, global sourcing and human resources), CFO functions (e.g., finance, operations, tax, audit and insurance), CRO functions (e.g., risk management, treasury, legal and compliance), and CEO functions (e.g., corporate development and economics). In addition, a transaction management group is organizationally aligned with and provides trading support to the Global Markets business division in CIB.
The Regional Management function covers regional responsibilities worldwide. Country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. In addition, in a global context, the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.
All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to the Group Divisions CIB, PCAM and CI.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
In Germany, our wholesale and retail business is influenced by a significant fragmentation of the banking sector into three pillars: private sector banks like us, public sector banks (Landesbanken and savings banks), and cooperative banks. In particular for the wholesale business, foreign banks also have become important competitors. The public sector banks and the cooperative banks cooperate closely with other banks within their respective pillar and thus operate as networks for most products. Consolidation in the German banking sector has therefore predominantly taken place within the three pillars. In addition, the different legal form of private sector banks, public sector banks and mutual banks impedes cross-pillar consolidation. By virtue of their legal form, public sector banks are only permitted to be owned by municipalities and other public bodies and are able to rely on unlimited state guarantees in the form of a business continuation obligation (Anstaltslast) and a statutory ultimate guarantee obligation (Gewährträgerhaftung) by the public body or bodies that created them (mainly the German Länder and municipalities). Following an agreement of the European Commission and the German government, these mechanisms have generally been discontinued for state owned Landesbanken after July 18, 2005, subject to transition rules for liabilities existing on that date. For the savings banks which are mainly owned by municipalities and which are mainly engaged in retail business, these mechanisms continue. In the meantime, a discussion has evolved as to whether the traditional boundaries between the private sector banks, the public sector banks and the cooperative banks should be abandoned in whole or in part in order to improve the competitiveness of German banks within Europe and globally. Following the crisis in the financial markets that began in mid-2007, the discussion has also focused on further consolidation within Germany, in particular among the public sector banks.
In Europe, wholesale and, especially, retail banking is characterized by regional fragmentation. Consolidation in the banking industry has mainly taken place within individual countries. In September 2007, the European Union amended the rules on the review of bank mergers and acquisitions under bank regulatory laws by narrowing the focus of and imposing a strict time frame on such reviews with the aim to facilitate cross-border business combinations within Europe. These new rules must be implemented into national law by March 21, 2009. In addition, the European Commission is considering further measures to enhance competition among banks within the European Union and to improve the competitiveness of European banks globally. We monitor these discussions closely and analyze carefully any potential business opportunities or challenges that might emerge in this context.
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
COMPETITION IN OUR BUSINESSES
CORPORATE AND INVESTMENT BANK GROUP DIVISION
Our investment banking operation competes in domestic and international markets in Europe, Americas and Asia Pacific. Competitors include numerous investment banking firms, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks. Within Germany and other European countries, our competitors also include German private universal banks, public state banks and foreign banks.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
In the retail banking business we face intense competition from savings banks and cooperative banks, other universal banks, insurance companies, home loan and savings companies and other financial intermediaries. In Germany, savings and cooperative banks are our biggest group of competitors. These banks generally operate regionally. In other European countries, private universal banks and savings banks are our main competitors. The large Asian markets (India and China), where we recently opened a limited number of retail branches, are dominated by local public and private sector banks. However, with deregulation, international financial institutions are likely to increase their investments in these markets and thereby intensify competition.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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

REGULATION AND SUPERVISION
Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct operations. As we have operations in almost every country in the world, ranging from subsidiaries and branches in many countries down to representative offices in other countries, or employee representatives assigned to serve customers in yet others, we are regulated and supervised in virtually every country. Local authorities impose certain organizational, reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on our banking and non-banking operations. Also, a number of countries in which we operate impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:
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
The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) is our principal supervisor on an unconsolidated (Deutsche Bank AG only) and on a consolidated basis (Deutsche Bank AG and the entities consolidated with it for German regulatory purposes). In addition, many of our operations outside Germany are regulated by local authorities. Within countries that are member states of the European Union or other contracting states of the Agreement on the European Economic Area (Iceland, Liechtenstein and Norway), our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. In the United States, our New York branch, as well as our principal U.S. subsidiary bank (Deutsche Bank Trust Company Americas (DBTCA), formerly Bankers Trust Company), are principally supervised by the New York State Banking Department and the Board of Governors of the Federal Reserve System.
In the following sections, we present a description of the supervision of our business by the authorities in Germany and the United States, which we view as the most significant for us, and more generally with respect to the other juris-

dictions in which we operate. Beyond these countries, and the European Economic Area member states where the European Passport applies, local country regulations generally have limited impact on our operations that are unconnected with these countries.
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
THE GERMAN BANKING ACT
The German Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. The Banking Act defines a “banking institution” (Kreditinstitut) as an enterprise that engages in one or more of the activities defined in the Act as “banking business.” The Banking Act also applies to “financial services institutions” (Finanzdienstleistungsinstitute), which are enterprises that engage in one or more of the activities defined in the Banking Act as “financial services”. Banking institutions and financial services institutions are subject to the licensing requirements and other provisions of the Banking Act.
The Banking Act and the rules and regulations adopted thereunder, implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee) the secretariat of which is provided by the Bank for International Settlements (which we refer to as the BIS), as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures and the creation of a single European Union-wide banking market with no internal barriers to banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway.
In June 2004, the Basel Committee adopted revised recommendations for international capital adequacy standards, widely referred to as the Basel II capital framework, which align capital requirements more closely with the underlying risks and introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). In 2006, the European Union enacted the Capital Requirements Directive, which adopts the Basel II capital framework. Germany transposed the Capital Requirements Directive effective as of January 1, 2007, subject to certain transition periods. Following the application of transitional rules in 2007 and approval by the BaFin of our internal rating models for measuring credit risk and operational risk, we have applied the revised capital framework on the basis of our approved internal models since January 1, 2008. We generally expect a decrease of our capital requirements under the new capital framework from 2008 onwards. As a result of the increased risk sensitivity of the Basel II framework, however, capital requirements may also increase compared to current levels in times of economic downturn. This could increase our financing costs.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act. The Directive on markets in financial instruments of 2004 (commonly referred to as the MiFID) aims to further integrate the securities markets and improve competition within the European Union and the European Economic Area by harmonizing rules of conduct. It was transposed into German law as of November 1, 2007.
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
In accordance with the Capital Requirements Directive, parent banks of a consolidated group may waive the application of capital adequacy requirements, large exposure limits and certain organizational requirements on an unconsolidated basis if certain conditions are met. We meet these requirements and have waived application of these rules since January 1, 2007.
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
Nevertheless, these two institutions have distinct functions. While the BaFin has the sole authority to issue administrative orders (Verwaltungsakte) binding on German banks, it is required to consult with the Bundesbank before it issues general regulations (Verordnungen). In addition, the BaFin must obtain the Bundesbank’s consent before it issues any general regulations or guidelines that would affect the Bundesbank’s operations, such as rules on solvency, liquidity or large exposures of banks.

CAPITAL ADEQUACY REQUIREMENTS
German capital adequacy rules are based on the principle of risk assessment and are set forth in the Banking Act and in the Regulation on Solvency of Institutions, Groups of Institutions and Groups of Financial Conglomerates (Solvabilitätsverordnung or “Solvency Regulation”), which reflect the capital adequacy rules of the Basel II capital framework. Generally, German banks are required to cover counterparty risks (Adressenausfallrisiken) and operational risks (operationelle Risken) with Tier 1 capital (Kernkapital or “core capital”) and Tier 2 capital (Ergänzungskapital or “supplementary capital”) (together, haftendes Eigenkapital or “regulatory banking capital”) and market price risks (Marktpreisrisiken) with Tier 3 capital (Drittrangmittel) and (to the extent not required to cover counterparty and operational risk) regulatory banking capital. The calculation of regulatory banking capital and Tier 3 capital (together, “Own Funds”) is set forth further below.
COUNTERPARTY RISK, OPERATIONAL RISK AND MODIFIED REGULATORY BANKING CAPITAL
Counterparty risk is measured pursuant to the standard credit risk approach and operational risk is measured pursuant to the base indicator approach or the standard approach, as applicable, each as set forth in the Solvency Regulation. Banks may instead use an internal ratings model based approach (IRBA) to measure counterparty risk and an advanced measurement approach (AMA) based on internal models to measure operational risk, if the BaFin approves the respective internal models. The BaFin approved our most significant rating systems for IRBA in December 2007 covering 87.9 % of our credit exposure. We expect that further rating systems will be approved for IRBA in 2008. The BaFin also approved our internal model for measuring operational risk as an AMA.
Under the Solvency Regulation, at the close of each business day, the sum of the total amount calculated for counterparty risks and the total amount calculated for operational risks of a bank must not exceed its regulatory banking capital (Tier 1 and Tier 2 capital) as modified to give effect to the Basel II capital framework (“modified regulatory banking capital”) as set forth below.
Regulatory banking capital is defined in the Banking Act as consisting principally of the following items:
Tier 1 capital:
—	Paid-in Subscribed Capital (excluding capital with respect to preferred shares with cumulative dividend rights).

—	Capital Reserves.

—	Earnings (Revenues) Reserves.

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

Own shares held by the bank, losses and certain intangible assets are subtracted from the Tier 1 capital calculation.

20-F // ITEM 4: INFORMATION ON THE COMPANY
Tier 2 capital (limited to the amount of Tier 1 capital):
—	Paid-in Subscribed Capital with respect to preferred shares (Vorzugsaktien) with cumulative dividend rights.

—
Profit-participation Rights (Genussrechte). These rights are subject to certain conditions, including a minimum term of five years, participation in the bank’s losses and subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank.

—
Longer-term Subordinated Debt (Limited to 50 % of the amount of Tier 1 capital). This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank.

—
Reserves Pursuant to Section 6b of the German Income Tax Law (Einkommensteuergesetz) to the extent they have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings. A bank may include 45 % of these reserves in its Tier 2 capital.

—
Reserves for General Banking Risks. A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other non-banking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4 % of the book value of the receivables and securities recorded.

—
Certain Unrealized Reserves. These may include up to 45 % of the difference between the book value and the lending value (Beleihungswert) of land and buildings, and up to 45 % of the difference between the book value of unrealized reserves (including provisioning reserves) and the sum of the market value of securities listed on a stock exchange and the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier 2 capital only if its Tier 1 capital amounts to at least 4.4 % of its risk-weighted assets. Reserves may be included in Tier 2 capital only up to a maximum amount of 1.4 % of risk-weighted assets.

—
Banks which are allowed to measure counterparty risk based upon IRBAs like us may, subject to certain limitations, include in its Tier 2 capital the amount by which the value adjustments and provisions for exposures to central governments, institutions and corporates and retail exposures exceed the expected loss for such exposures as measured under the bank’s IRBA model.

—
If the bank is using an IRBA (as we are), it may add to the amount of Tier 2 capital the excess valuation correction amount (Wertberichtigungsüberschuss) for certain IRBA positions, limited to 0.6 % of its aggregated risk-weighted IRBA positions.

Deductions from Tier 1 and Tier 2 Capital:
Capital components that meet the above criteria and that a bank has provided to another bank, financial services institution or financial enterprise which is not consolidated with the bank for regulatory purposes are subtracted in equal portions from the bank’s Tier 1 and Tier 2 capital, respectively, if the bank holds more than 10 % of the capital of such other bank, financial services institution or financial enterprise, or to the extent the aggregate book value of such investments which are of 10 % or less of the capital of such other bank, financial services institution or financial enterprise exceeds 10 % of the bank’s regulatory banking capital. The same deduction applies for capital components that meet requirements similar to the foregoing under German insurance law and that a bank has provided to an insurance, reinsurance or insurance holding company, if the bank holds a direct or indirect participation in such other com-

pany, or holds (directly or indirectly) 20 % or more of the capital or voting rights of such other company. No such deduction is required if the bank and the relevant company form part of a financial conglomerate (Finanzkonglomerat).
For capital adequacy purposes, regulatory banking capital is modified by deducting from each of Tier 1 and Tier 2 capital 50 % of the following amounts (“modified regulatory banking capital”):
—
If the bank is using an IRBA, the amount by which the expected loss for exposures to central governments, institutions and corporates and retail exposures as measured under the bank’s IRBA model exceeds the amount of value adjustments and provisions for such exposures.

—	The expected losses for certain equity exposures.

—
Securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250 % and which have not been taken into account when calculating the risk-weighted position for securitizations.

—
The value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery and the transaction has been allocated to the bank’s trading book.

Market Price Risk and Tier 3 Capital:
Market price risk positions of a bank are foreign exchange positions, commodities positions, trading book positions relating to interest rate risk and share price risk, other market risk positions which create a financial asset for one party and financial liability for the other party, and options positions. Market price positions are measured pursuant to standard methods for each category as set forth in the Solvency Regulation. Banks may instead use an internal risk model, if the BaFin approves the respective model. We use an internal model to measure market price risk.
Under the Solvency Regulation, at the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:
—	the bank’s modified regulatory banking capital reduced by the amounts used to cover capital requirements for counterparty risk and operational risk; and

—	the bank’s Tier 3 capital.
Tier 3 capital consists of the following items:
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

—
Short-term Subordinated Debt. This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.

—	The amount of Tier 2 capital not included in the amount of regulatory banking capital because such amount would

20-F // ITEM 4: INFORMATION ON THE COMPANY

cause the amount of Tier 2 capital to exceed the bank’s Tier 1 capital, plus the amount of long-term subordinated debt not included in the bank’s Tier 2 capital because the total amount of long-term subordinated debt would otherwise exceed 50 % of the bank’s Tier 1 capital.

These positions qualify as Tier 3 capital only up to an amount which, together with the supplementary capital not required to cover risks arising from the banking book (as described below), does not exceed 250 % of the core capital not required to cover risks arising from the banking book. For banks that use an IRBA and are trading book institutions (as we are), the amount of Tier 3 capital is further limited to the amount that, together with the bank’s Tier 2 capital (including certain items that only IRBA institutions may include therein) not required to cover banking book risks, does not exceed 250 % of the bank’s Tier 1 capital (including certain IRBA-specific items) not required to cover banking book risks.
The Banking Act defines the banking book as all positions and transactions that are not part of the trading book. The trading book is defined as consisting primarily of the following:
—
financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements within a short period of time;

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
Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding Own Funds, risk concentration, risk management, transactions within the group and organizational matters. Following the acquisition of Abbey Life Assurance Company Limited, the amount of assets held by us and attributed to the insurance sector exceeds € 6 billion. In November 2007, the BaFin therefore determined that we are a financial conglomerate. The main effect of this determination is that we also have to report to the BaFin and the Bundesbank capital adequacy requirements and risk concentrations also on a conglomerate level. In addition, we are required to report significant conglomerate internal transactions. After determination of the applicable calculation method by the BaFin, the first capital adequacy calculation for the financial conglomerate will be performed in 2008.
CAPITAL REQUIREMENTS UNDER THE BASEL CAPITAL ACCORD
We have agreed with the BaFin to calculate and report our consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (which we call the Basel Capital Accord) in addition to the calculation and reporting requirements in accordance with the Banking Act as described above until the end of the transition period of 2007. In some respects (for example, for the treatment of goodwill and commercial real estate loans), the calculation of these ratios was different from the calculation under the Banking Act. From January 1, 2008 onwards we will report capital adequacy ratios only in application of the Basel II capital framework as adopted by European Union and German law.
LIQUIDITY REQUIREMENTS
The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation (Liquiditätsverordnung) issued by the BaFin with effect from January 1, 2007, is based on a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. The liquidity requirements do not apply on a consolidated basis.
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
FINANCIAL STATEMENTS AND AUDITS
As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP. German GAAP for banks primarily reflect the Commercial Code and the Regulation on Accounting by Credit Institutions and Financial Services Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute) which in turn implement EU Directives on accounting. The Regulation on Accounting by Credit Institutions and Financial Services Institutions requires a uniform format for the presentation of financial statements for all banks. As permitted by the German Commercial Code, we prepared our consolidated financial statements until December 31, 2006 in accordance with U.S. GAAP. Pursuant to Regulation (EC) 1606/2002, beginning with fiscal year 2007 we prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS.
To the extent that the requirements of the Banking Act must be complied with on a stand-alone basis, such compliance is generally determined pursuant to financial statements prepared in accordance with German GAAP. Beginning with the fiscal year 2007, our compliance with capital adequacy and large exposure requirements on a consolidated basis is determined pursuant to financial statements prepared in accordance with IFRS.
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
REPORTING REQUIREMENTS
The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks.
INTERNAL AUDIT
The Banking Act requires each German bank to have an effective and independent internal audit function. Internal audits are risk-based, conducted regularly and designed to provide independent reasonable assurance regarding the adequacy of the systems of internal controls of the activities and processes of the bank.
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
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
If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:
—	issuing instructions relating to the management of the bank;

—	prohibiting the acceptance of deposits and the extension of credit;

—	ordering that certain measures to reduce risks are taken;

—	prohibiting or restricting the bank’s managers from carrying on their functions; and

—	appointing supervisors.
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
Violations of the Banking Act may result in criminal and administrative penalties.
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
The investor compensation institutions collect and administer the contributions of the member banks and settle the compensation claims of investors in accordance with the Deposit Guarantee Act. In the event a bank’s financial condition leaves the bank permanently unable to repay deposits or perform its obligations under securities transactions, and the BaFin has published its determination to that effect, the Deposit Guarantee Act authorizes creditors of the bank to make claims against the bank’s investor compensation institution. Certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not eligible to make such claims.
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
Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee Act. There is no absolute limit on such special contributions. The investor compensation institution may exempt a bank from special contributions in whole or in part if full payments of such contributions are likely to render such bank unable to repay its deposits or perform its obligations under securities transactions. The amount of such contribution will then be added proportionately to the special contributions levied on the other participating banks.
VOLUNTARY DEPOSIT PROTECTION SYSTEM
Liabilities to creditors that are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 30 % of the bank’s core capital and supplementary capital (to the extent that supplementary capital does not exceed 25 % of core capital). Liabilities to other banks and other specified institutions, obligations of banks represented by instruments in bearer form and covered bonds in registered form (Namenspfandbriefe) are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.
Banks that participate in the Deposit Protection Fund make regular contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to the amount of their regular contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose. If one or more German banks are in financial difficulties, we may therefore participate in their restructuring even where we have no business relationship or strategic interest, in order to avoid making special contributions to the Deposit Protection Fund in case of an insolvency of such bank or banks, or we may be required to make such special contributions.
REGULATION AND SUPERVISION IN THE UNITED STATES
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch. We also control U.S. banking subsidiaries, including DBTCA, and U.S. broker-dealers, such as Deutsche Bank Securities Inc., U.S. nondepositary trust companies and nonbanking subsidiaries.
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

20-F // ITEM 4: INFORMATION ON THE COMPANY
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

Our status as a financial holding company, and resulting ability to engage in the broader range of activities permitted under the GLB Act, are dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain capital ratios comparable to those of a well-capitalized U.S. bank, including a Tier 1 risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%. If we or one of our U.S. depository institutions cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue activities and investments authorized under the GLB Act or terminate our U.S. banking operations.
The U.S. is party to the Basel Capital Accord, and the U.S. bank regulatory authorities have adopted risk-based capital requirements for U.S. banks and bank holding companies that are generally consistent with the Accord. In addition, the U.S. regulatory authorities have adopted “leverage” capital requirements that generally require U.S. banks and bank holding companies to maintain a minimum amount of capital in relation to their balance sheet assets (measured on a non-risk-weighted basis). As described previously, the Basel Committee has developed a revised capital framework – i.e., Basel II. While the EU intends to apply Basel II to all banks and investment firms, the U.S. bank regulatory agencies have proposed taking a different approach, mandating that only the largest internationally active banks be required to comply with Basel II. (Other banks may, in certain cases, have the option to “opt into” Basel II or remain subject to the original Accord.) Our two U.S. depository institution subsidiaries would currently appear to fall within the group of mandated Basel II banks for purposes of the U.S. regulation. The regulation does not disturb the current policy of the Federal Reserve Board not to apply U.S. capital guidelines to our U.S. subsidiaries that are also registered as bank holding companies by virtue of their direct and indirect ownership of the two U.S. depository institution subsidiaries.
The GLB Act and Federal Reserve Board regulations contain other provisions that could affect our operations and the operations of all financial institutions. One of these provisions requires us to disclose our privacy policy to consumers and to offer them the ability to opt out of having their non-public information disclosed to third parties. In addition, individual states are permitted to adopt more extensive privacy protections through legislation or regulation.
The so-called “push-out” provisions of the GLB Act also narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. The rules of the Securities and Exchange Commission narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003. In September 2007, the Securities and Exchange Commission and the Federal Reserve Board issued a joint rulemaking that implements the GLB requirement to narrow the exclusion of banks from the definition of “broker”. The rule becomes effective for DBTCA on January 1, 2009. As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been or will be restructured or transferred to one or more U.S. registered broker-dealer subsidiaries.
In addition, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as DBTCA), the FDIC determines that the additional activity would pose no significant risk to

20-F // ITEM 4: INFORMATION ON THE COMPANY
the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of our New York branch).
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
There are various legal restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities and must be secured by designated amounts of specified collateral. In addition, certain transactions, such as certain extensions of credit by a U.S. bank subsidiary to, or purchases of assets by such a subsidiary from, us or our nonbank subsidiaries are subject to volume limitations. These restrictions also apply to certain transactions of our New York Branch with our U.S. broker-dealer and certain of our other affiliates.
OUR NEW YORK BRANCH
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors. In the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York branch has been, the amount of assets required to be pledged is determined on the basis of sliding scale, whereby the amount required to be pledged as a percentage of third-party liabilities decreases from 1 % to 0.25 % as such liabilities increase from U.S. $1 billion or less to more than U.S. $10 billion (up to a maximum of U.S. $100 million of assets pledged). Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.
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
The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized”. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. The guarantee is limited to 5 % of the bank’s assets at the time it becomes undercapitalized or, should the undercapitalized bank fail to comply with the plan, the amount of the capital deficiency at the time of failure, whichever is less. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized”. Significantly undercapitalized banks may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized” under Federal Reserve Board regulations.

20-F // ITEM 4: INFORMATION ON THE COMPANY
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

ORGANIZATIONAL STRUCTURE
We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors. We have provided information on Taunus Corporation’s principal subsidiaries, to give you an idea of their businesses. We have also included Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft as well as DB Capital Markets (Deutschland) GmbH and its principal subsidiary, which were just below the quantifiable factors.

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

6	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100% of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

PROPERTY, PLANT AND EQUIPMENT
As of December 31, 2007, we operated in 76 countries out of 1,889 facilities around the world, of which 52 % were in Germany. We lease a majority of our offices and branches under long-term agreements.
As of December 31, 2007, we had premises and equipment with a total book value of approximately € 2.4 billion. Included in this amount were land and buildings with a carrying value of approximately € 981 million. As of December 31, 2006, we had premises and equipment with a total book value of approximately € 3.2 billion. Included in this amount were land and buildings with a carrying value of approximately € 1.9 billion. The decline in the carrying value of land and buildings was primarily the result of the sale and leaseback of our premises at 60 Wall Street in New York City.
We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses.
INFORMATION REQUIRED BY INDUSTRY GUIDE 3
Please see pages S-1 through S-18 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.

Item 4A: Unresolved Staff Comments
We have not received written comments from the Securities and Exchange Commission regarding our periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this annual report relates, which remain unresolved.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Item 5: Operating and Financial Review and Prospects

OVERVIEW
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2007 and 2006 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-3.
We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”).
Until December 31, 2006 the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The Group followed the provisions of IFRS 1, ‘First Time Adoption of IFRS’ in preparing its opening IFRS balance sheet at the date of transition, January 1, 2006. A description of the differences between the Group’s U.S. GAAP and IFRS policies and the impacts of transition to IFRS are contained in Note [45] to the consolidated financial statements.

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
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
FAIR VALUE ESTIMATES
Certain of our financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets which are classified as available for sale are carried at fair value with the changes in fair value reported in a component of shareholders’ equity. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated income statement, ex-

cept where they are in cash flow hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in a component of shareholders’ equity.
Trading assets include debt and equity securities, derivatives held for trading purposes and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which we do not have a controlling financial interest or significant influence, are also carried at fair value.
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
METHODS OF DETERMINING FAIR VALUE
A substantial percentage of our financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. Where observable prices or inputs are available, they are utilized in the determination of fair value and as such fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.
In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and recovery rates. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
would currently transact, the valuation techniques incorporate all factors that we believe market participants would consider in setting a transaction price.
Valuation adjustments are an integral part of the fair-value process that requires the exercise of judgment. In making appropriate valuation adjustments, we follow methodologies that consider factors such as close-out costs, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities).
The fair value of our financial liabilities (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the credit risk of the financial liability. The change in our own credit risk is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.
Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. We recognize the deferred amount using systematic methods over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). We use such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit is recognized through the income statement when the transaction becomes observable and/or we enter into a transaction that substantially eliminates the instrument’s risk. The decision regarding the subsequent recognition of the deferred amount is made after careful assessment of the facts and circumstances supporting observability of parameters and/or risk mitigation.
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
Where prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to additional procedures to assess its reasonableness. Such procedures include assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair-value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market behavior. These procedures require the application of management judgment.
Under IFRS 7, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market, valuation techniques based on observable parameters and valuation techniques using significant unobservable parameters. This disclosure is provided in Note [12] to the consolidated financial statements. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises where the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.
Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk – Value-at-Risk Analysis.”
ALLOWANCE FOR CREDIT LOSSES
We maintain an allowance for credit losses that represents our estimate of losses incurred in our loan portfolio and off-balance sheet loan commitments. The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions. Determining the allowance for credit losses requires significant management judgments and assumptions.
The components of the allowance for loan losses are an individually assessed loss component and a collectively assessed loss component. The individually assessed loss component relates to loans which are individually significant and for which there is objective evidence of impairment that can be reliably measured. The collectively assessed loss component relates to the amount for losses incurred on loans that are assessed collectively. Loans assessed collectively are those that are not individually significant and individually significant loans for which there was no objective evidence of impairment when they were assessed individually. The collectively assessed loss component consists of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the allowance for estimated incurred losses inherent in the group of loans not yet individually identified.
We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Division because the underlying assumptions used for both the individually and collectively assessed loss components of the allowance can change from period to period. Such changes may materially affect our results of operations.
The individually assessed loss component is the allowance for losses on loans for which management believes that we will be unable to collect all of the principal and interest due under the loan agreement. This component comprises the largest portion of our allowance for loan losses and requires consideration of various underlying factors which include, but are not limited to, the financial strength of our customers, the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. We regularly re-evaluate all loan exposures that have already been specifically provided for, as well as all loan exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our re-evaluation.
Some of the underlying factors used in determining the collectively assessed loss component are historical loss experience and political, economic and other relevant factors. We determine our country risk allowance based on historical loss experience and current market data affecting a country’s financial condition. Our smaller-balance standardized homogeneous portfolio allowance is established based on analyses of historical loss experience for each product type according to criteria such as past due status and collateral recovery values. The allowance for estimated incurred

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
losses inherent in the group of loans not yet individually identified reflects the imprecisions and uncertainties in estimating our loan loss allowances.
Significant changes in any of these factors could materially affect our provision for loan losses. For example, if our current assumptions about expected future cash flows used in determining the individually assessed loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.
Our provision for loan losses totaled € 651 million and € 352 million for the years ended December 31, 2007 and 2006, respectively.
The process to determine the allowance for off-balance sheet positions is similar to the methodology used for loans and includes an allowance for an individually assessed loss component and a collectively assessed loss component.
For further discussion on our allowance for credit losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management – Credit Loss Experience and Allowance for Loan Losses” and Notes [15] and [16] to the consolidated financial statements.
IMPAIRMENT OF OTHER ASSETS
Certain assets, including equity method investments, financial assets classified as available for sale, goodwill and other intangible assets and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or its cost may not be recoverable.
Based on our impairment reviews related to these assets, we recorded total impairment charges of € 443 million in 2007 and € 114 million in 2006. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset’s recoverability or fair value. Assessment of what constitutes an impairment is a matter of significant judgment.
Equity method investments and financial assets classified as available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. In the case of equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans. If information becomes available after we make our evaluation, we may be required to recognize an impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments and financial assets available for sale resulted in impairment charges of € 286 million in 2007 and € 27 million in 2006. For additional information on financial assets classified as available for sale, see Note [7] to the consolidated financial statements and for equity method investments, see Note [14] to the consolidated financial statements.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2007 and 2006, goodwill had a carrying amount of € 7.2 billion and € 7.3 billion, respectively, and other intangible assets had a carrying amount of € 2.2 billion and € 1.3 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple divisions.
In 2007, a goodwill impairment loss totaling € 54 million was recognized in Corporate Investments after an impairment review in the first quarter of 2007. In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments relating to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain business activities. For further discussion on goodwill and other intangible assets, see Note [21] to the consolidated financial statements.
UNRECOGNIZED DEFERRED TAX ASSETS
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining unrecognized deferred tax assets, we use historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, we re-evaluate our estimate related to unrecognized deferred tax assets, including our assumptions about future profitability. At December 31, 2007 and December 31, 2006 the value of unrecognized deferred tax assets was € 872 million and € 874 million, respectively.
We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense/equity in the period such determination was made.
For further information on our deferred taxes see Note [33] to the consolidated financial statements.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
LEGAL AND REGULATORY CONTINGENCIES AND TAX RISKS
We conduct our business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may arise.
The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and IAS 12, “Income Taxes”. Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and our final liability may ultimately be materially different. Our total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of our litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See “Item 8: Financial Information – Legal Proceedings” and Note [25] to our consolidated financial statements for information on our judicial, regulatory and arbitration proceedings.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS AND NEW ACCOUNTING PRONOUNCEMENTS
See Note [1] to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

OPERATING RESULTS
You should read the following discussion and analysis in conjunction with our consolidated financial statements.
EXECUTIVE SUMMARY
Overall, the global economy developed positively in 2007, posting above-average growth of 4.9%. While the growth rate in emerging markets was sustained at nearly 8%, there was a slowdown in the industrial nations and especially the U.S. Real GDP in the U.S. grew by an average of just 2.2 % in 2007 compared with 2.9 % in 2006. By contrast, the euro zone nearly managed to maintain its growth momentum at 2.7%. In Germany, growth slowed to 2.5 % from 2.9 % in 2006, but remained strong despite the 3 percentage point VAT increase at the beginning of 2007.
In the banking sector, the year 2007 featured two distinctively different halves. The first six months of 2007 saw the continuation of a benign environment and robust capital markets, and all of our businesses delivered strong results. Our income before income tax expense reached a record level for the first six months. In the second half of the year, however, the subprime crisis caused widespread concern, as well as increased volatility and a loss of investor confi-

dence in the financial markets. Unexpectedly high losses reported by many market participants, and a growing uncertainty about whether further losses were forthcoming, caused the interbank, securitization, and syndicate markets to dry up. Results in our capital-markets related businesses were negatively impacted by the market conditions in the second half of 2007. These results were limited somewhat by the strength of our risk management and were in part offset by those in most other areas of CIB, as well as in PCAM and CI, highlighting the benefits of our diversified global business portfolio. Despite the particular challenges of 2007, we reported one of the best financial years in our history and increased our earnings versus 2006, while also strengthening our competitive position.
In 2007, income before income tax expense was € 8.7 billion, a 5 % increase over 2006, and revenues were € 30.7 billion, up 8%. We reported a pre-tax return on average active equity of 29 % in 2007 and 33 % in 2006, with the decline due largely to an increase in average active equity to € 29.8 billion in 2007 versus € 25.5 billion in 2006 (pre-tax return on average shareholders’ equity was 24 % and 28%, for 2007 and 2006, respectively). In 2007, net income was € 6.5 billion, up 7 % versus 2006. Diluted earnings per share increased by 14 % to € 13.05.
Total CIB net revenues advanced by 2 % to € 19.1 billion, with increases in transaction services and advisory offsetting a decline in Origination (debt), mainly related to leveraged finance activities. Overall results from Sales & Trading businesses in CIB were flat year-on-year. Increases in our customer-oriented businesses, such as foreign exchange, money markets, rates and equities trading, offset lower results on credit trading, which were due largely to the stressed credit markets in the second half of 2007. PCAM’s net revenues increased by € 814 million, largely driven by acquisition-related business and organic growth. Net revenues in CI were € 943 million above those of 2006 due mainly to gains on sales from our industrial holdings portfolio.
Our total noninterest expenses were € 21.4 billion in 2007 compared to € 19.9 billion in 2006. Compensation and benefits expenses were up 5 % due mainly to a 9,442 increase in headcount and the accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. General and administrative expenses for the year increased by 13 % due largely to the impact of acquired businesses.
In 2007, the provision for credit losses was € 612 million compared to € 298 million in 2006. The increase was due largely to acquisition-related and organic growth in PBC and a provision related to a single counterparty relationship in CIB.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
FINANCIAL RESULTS
The following table presents our condensed consolidated statement of income for 2007 and 2006.

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
Net interest income	8,849	7,008	1,841	26

Provision for credit losses	612	298	314	105

Net interest income after provision for credit losses	8,237	6,710	1,527	23

Commissions and fee income	12,289	11,195	1,094	10

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)

Net gains (losses) on financial assets available for sale	793	591	202	34

Net income (loss) from equity method investments	353	419	(66)	(16)

Other income	1,286	389	897	N/M

Total noninterest income	21,896	21,486	410	2

Total net revenues	30,133	28,196	1,937	7

Compensation and benefits	13,122	12,498	624	5

General and administrative expenses	7,954	7,069	885	13

Policyholder benefits and claims	193	67	126	188

Impairment of intangible assets	128	31	97	N/M

Restructuring activities	(13)	192	(205)	N/M

Total noninterest expenses	21,384	19,857	1,527	8

Income before income tax expense	8,749	8,339	410	5

Income tax expense	2,239	2,260	(21)	(1)

Net income	6,510	6,079	431	7

Net income attributable to minority interest	36	9	27	N/M

Net income attributable to Deutsche Bank shareholders	6,474	6,070	404	7

N/M – Not meaningful
NET INTEREST INCOME
The following table sets forth data related to our net interest income.

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
Total interest and similar income	67,706	58,275	9,431	16

Total interest expenses	58,857	51,267	7,590	15

Net interest income	8,849	7,008	1,841	26

Average interest-earning assets[1]	1,226,191	1,071,617	154,574	14

Average interest-bearing liabilities[1]	1,150,051	1,005,133	144,918	14

Gross interest yield[2]	5.52%	5.44%	0.08 ppt	1

Gross interest rate paid[3]	5.12%	5.10%	0.02 ppt	–

Net interest spread[4]	0.40%	0.34%	0.06 ppt	18

Net interest margin[5]	0.72%	0.65%	0.07 ppt	11

ppt – Percentage points

1	Average balances for each year are calculated in general based upon month-end balances.

2	Gross interest yield is the average interest rate earned on our average interest-earning assets.

3	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.
Net interest income in 2007 was € 8.8 billion, an increase of € 1.8 billion, or 26%, from 2006. Average interest-bearing volumes of assets and liabilities increased by € 154.6 billion and € 144.9 billion, respectively, the overall net interest spread widened by 6 basis points and our net interest margin rose by 7 basis points. Much of the increase in net inter-

est income was related to Sales & Trading (debt) activity and was largely offset by decreased net gains (losses) on financial assets/liabilities at fair value through profit or loss from related activity. Interest income from loans increased year-on-year along with higher rates and volumes of our average loans outstanding, partly resulting from the acquisition of Berliner Bank and norisbank. Our overall funding costs rose slightly by 2 basis points, mainly reflecting increased rates on customer deposits and longer-term funding.
The development of our net interest income is also impacted by the accounting treatment of some of our hedging-related derivative transactions. We enter into nontrading derivative transactions primarily as economic hedges of the interest rate risks of our nontrading interest-earning assets and interest-bearing liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges of interest rate risks for accounting purposes, the interest arising from the derivatives is reported in interest income and expense, where it offsets interest flows from the hedged items. When derivatives do not qualify for hedge accounting treatment, the interest flows that arise from those derivatives will appear in trading income.
NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
CIB – Sales & Trading (equity)	3,335	2,441	894	37

CIB – Sales & Trading (debt and other products)	3,858	5,919	(2,061)	(35)

Other	(18)	531	(549)	N/M

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)

N/M – Not meaningful
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) decreased by € 2.1 billion, or 35%. This development was primarily driven by a weaker performance in our credit trading businesses given exceptionally challenging markets in the second half of 2007. The increase in net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity), which was partially offset in net interest income from trading activities as described below, reflected significant improvements across our customer-driven businesses. The main contributors to the decrease in Other net gains (losses) on financial assets/liabilities at fair value through profit or loss were mark-to-market losses (net of fees and gains on sales) on leveraged loans and loan commitments in 2007 as a consequence of the difficulties in the leveraged finance markets.
Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g. coupon and dividend income), and the costs of funding net trading positions are part of net interest income. Our trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we disclose net

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.
NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following table sets forth data relating to our combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
Net interest income	8,849	7,008	1,841	26

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892	(1,717)	(19)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,024	15,900	124	1

Breakdown by Group Division/CIB product[1]:

Sales & Trading (equity)	3,117	2,613	504	19
Sales & Trading (debt and other products)	7,483	8,130	(648)	(8)
Total Sales & Trading	10,600	10,743	(144)	(1)

Loan products[2]	499	490	9	2

Transaction services	1,297	1,074	223	21

Remaining products[3]	(118)	435	(554)	N/M

Total Corporate and Investment Bank	12,278	12,743	(465)	(4)

Private Clients and Asset Management	3,529	3,071	457	15

Corporate Investments	157	3	154	N/M

Consolidation & Adjustments	61	83	(22)	(27)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,024	15,900	124	1

N/M – Not meaningful

1
Note that this breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

2	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
CORPORATE AND INVESTMENT BANK (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from sales and trading products were € 10.6 billion in 2007, a decrease of € 144 million, or 1%. This development reflects the aforementioned difficult market situation for our credit trading businesses in Sales & Trading (debt and other products) during the second half of 2007 as well as improvements across customer-driven businesses in Sales & Trading (equity). The increase of € 223 million, or 21%, in Transaction services was due to higher customer balances along with a growth in payment volumes from Cash Management and new client mandates in domestic custody products. Mark-to-market losses on leveraged loans and loan commitments were the main drivers of the decrease in Remaining products.
PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.5 billion in 2007. Berliner Bank and norisbank, together with higher volumes from organic business expansion were the main contributors to the increase of € 457 million, or 15%, compared to 2006.

CORPORATE INVESTMENTS (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased € 154 million, primarily reflecting mark-to-market gains from our option to increase our shareholding in Hua Xia Bank in China.
PROVISION FOR CREDIT LOSSES
Provision for credit losses was € 612 million in 2007, compared to € 298 million in 2006. This reflects net charges of € 109 million in CIB (including a significant provision taken on a single counterparty relationship partly offset by releases), compared to net releases of € 94 million in 2006, and a 28 % increase in PCAM’s provisions to € 501 million, driven predominantly by provisions in PBC.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Loss Experience and Allowance for Loan Losses”.
REMAINING NONINTEREST INCOME

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
Commissions and fee income[1]	12,289	11,195	1,094	10

Net gains (losses) on financial assets available for sale	793	591	202	34

Net income (loss) from equity method investments	353	419	(66)	(16)

Other income	1,286	389	897	N/M

Total remaining noninterest income	14,721	12,594	2,127	17

N/M – Not meaningful

1	Includes

	2007	2006	in €	in %
Commissions and fees from fiduciary activities:

Commissions for administration	427	436	(9)	(2)

Commissions for assets under management	3,376	3,293	83	3

Commissions for other securities business	162	182	(20)	(11)

Total	3,965	3,911	54	1

Commissions, broker’s fees, markups on securities underwriting and other securities activities:

Underwriting and advisory fees	2,515	2,220	295	13

Brokerage fees	2,982	2,489	493	20

Total	5,497	4,709	788	17

Fees for other customer services	2,827	2,575	252	10

Total commissions and fee income	12,289	11,195	1,094	10

COMMISSIONS AND FEE INCOME. Total 2007 commissions and fee income was € 12.3 billion, an increase of € 1.1 billion, or 10%, compared with 2006. Commissions and fees from fiduciary activities increased € 54 million compared to the prior year. Underwriting and advisory fees increased by € 295 million, mainly attributable to CIB’s Advisory products. Brokerage fees were up € 493 million with CIB’s Sales & Trading (equity) products having a significant impact, mainly driven by increased volumes and market activity in Asia. Fees for other customer services increased € 252 million, driven by increases in Sales & Trading (equity) in CIB as well as in PBC Germany.
NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE. Total net gains on financial assets available for sale were € 793 million in 2007, up € 202 million, or 34%, compared to 2006. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI’s industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Gains in CIB’s sales and trading areas were offset by impairment charges. The 2006 result was mainly attributable to CIB’s Sales & Trading areas as well as to net gains in CI, of which the most significant was a gain of € 92 million related to the partial sale of our stake in Linde AG.
NET INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS. Net income from our equity method investments was € 353 million and € 419 million in 2007 and 2006, respectively. The key contributors in 2007 were in CI and the RREEF Alternative Investments business in AM. CI’s income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment review of CI’s goodwill, resulting in an impairment charge of € 54 million). A gain of € 131 million from the sale of our remaining holding in EUROHYPO AG contributed significantly to CI’s 2006 equity method income.
OTHER INCOME. Total other income was € 1.3 billion in 2007, an increase of € 898 million compared to 2006, resulting mainly from the sale and leaseback transaction of our premises at 60 Wall Street, higher revenues from consolidated investments and higher insurance premiums as a result of the Abbey Life Assurance Company Limited acquisition.
NONINTEREST EXPENSES
The following table sets forth information on our noninterest expenses.

			2007 increase (decrease)
			from 2006
in € m. (except percentages)	2007	2006	in €	in %
Compensation and benefits	13,122	12,498	624	5

General and administrative expenses[1]	7,954	7,069	885	13

Policyholder benefits and claims	193	67	126	188

Impairment of intangible assets	128	31	97	N/M

Restructuring activities	(13)	192	(205)	N/M

Total noninterest expenses	21,384	19,857	1,527	8

N/M – Not meaningful

1	Includes:

	2007	2006	in €	in %
IT costs	1,867	1,585	282	18

Occupancy, furniture and equipment expenses	1,347	1,198	149	12

Professional service fees	1,257	1,203	54	4

Communication and data services	680	634	46	7

Travel and representation expenses	539	503	36	7

Payment, clearing and custodian services	437	431	6	1

Marketing expenses	411	365	46	13

Other expenses	1,416	1,150	266	23

Total general and administrative expenses	7,954	7,069	885	13

COMPENSATION AND BENEFITS. The increase of € 624 million, or 5%, in 2007 compared to 2006 was mainly driven by higher salary expenses, partly resulting from a rise in staff of 9,442 (on a full-time equivalent basis), and accelerated recognition of share-based compensation expense following a new definition of early retirement eligibility for the awards granted under the DB Equity Plan in 2007. Also contributing to the increase were higher severance payments, which were up € 72 million in 2007.
GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses in 2007 were € 885 million, or 13%, higher than in 2006 due mainly to business growth, primarily reflected in IT costs and occupancy expenses. The increase of € 266 million in “Other expenses” was largely attributable to a provision release related to grundbesitz-invest, our German open-ended real estate fund, in the prior year. In addition, expenses increased due to the consolidation of an infrastructure investment intended for a RREEF fund during 2007, which was partly offset in other income.
POLICYHOLDER BENEFITS AND CLAIMS. The € 126 million, or 188%, rise in the current year resulted primarily from our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007. These expenses are mainly offset by related net gains (losses) on financial assets/liabilities at fair value through profit or loss and by insurance premium revenues.
IMPAIRMENT OF INTANGIBLE ASSETS. 2007 included an impairment of € 74 million on non-amortizing intangible assets in AM and a goodwill impairment charge of € 54 million in CI. In 2006, CI incurred a goodwill impairment charge of € 31 million related to a fully consolidated private equity investment.
RESTRUCTURING ACTIVITIES. The Business Realignment Program was completed and remaining provisions of € 13 million were released in 2007, compared to charges of € 192 million in 2006.
INCOME TAX EXPENSE
Income tax expense was € 2.2 billion in 2007 compared to € 2.3 billion in 2006. The tax expense in 2007 was primarily reduced by the effects of the German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, recoverable taxes subsequent to decisions of the Court of Justice of the European Communities regarding the non-conformity of certain German tax provisions with the European Community Law, and claims relating to current and prior years. In 2006, the tax expense was primarily reduced by the effect of a German tax law change for the refund of prior years’ distribution tax credits, which resulted in the accelerated recognition of corporate tax credits and the settlement of tax audits at favorable terms. The actual effective tax rates were 25.6 % in 2007 and 27.1 % in 2006.

RESULTS OF OPERATIONS BY SEGMENT
The following is a discussion of the results of our business segments. See Note [2] to the consolidated financial statements for information regarding
—	our organizational structure;

—	effects of significant acquisitions and divestitures on segmental results;

—	changes in the format of our segment disclosure;

—	the framework of our management reporting systems;

—	consolidating and other adjustments to the total results of operations of our business segments;

—	definitions of non-GAAP financial measures that are used with respect to each segment, and

—	the rationale for including or excluding items in deriving the measures.
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2007. Segment results were prepared in accordance with our management reporting systems.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2007	Corporate	Private	Corporate	Total Man-	Consolida	Total
	and Invest-	Clients and	Investments	agement	tion & Ad-	Consolidated
	ment Bank	Asset Man-		Reporting	justments
in € m. (except percentages)		agement

Net revenues	19,092	10,129	1,517	30,738	7	30,745	[1]

Provision for credit losses	109	501	3	613	(1)	612

Total noninterest expenses	13,802	7,561	220	21,583	(200)	21,384

therein:
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	–	(13)

Minority interest	34	8	(5)	37	(37)	--

Income (loss) before income tax expense	5,147	2,059	1,299	8,505	244	8,749

Cost/income ratio	72%	75%	15%	70%	N/M	70%

Assets[2]	1,895,756	156,391	13,002	2,011,654	8,695	2,020,349

Average active equity[3]	20,714	8,539	473	29,725	121	29,846

Pre-tax return on average active equity[4]	25%	24%	N/M	29%	N/M	29%

N/M – Not meaningful

1
Includes gain from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average equity please refer to Note [2]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 24% .

2006	Corporate	Private	Corporate	Total Man-	Consolida	Total
	and Invest-	Clients and	Investments	agement	tion & Ad-	Consolidated
	ment Bank	Asset Man-		Reporting	justments
in € m. (except percentages)		agement

Net revenues	18,802	9,315	574	28,691	(197)	28,494	[1]

Provision for credit losses	(94)	391	2	298	(0)	298

Total noninterest expenses	12,789	7,000	214	20,003	(147)	19,857

therein:
Policyholder benefits and claims	–	63	–	63	4	67
Impairment of intangible assets	–	–	31	31	–	31
Restructuring activities	99	91	1	192	–	192

Minority interest	23	(11)	(3)	10	(10)	--

Income (loss) before income tax expense	6,084	1,935	361	8,380	(41)	8,339

Cost/income ratio	68%	75%	37%	70%	N/M	70%

Assets[2]	1,468,321	130,642	17,783	1,576,714	7,779	1,584,493

Average active equity[3]	17,105	7,206	1,057	25,368	100	25,468

Pre-tax return on average active equity[4]	36%	27%	34%	33%	N/M	33%

N/M – Not meaningful

1
Includes gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from our target definition.

2
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average equity please refer to Note [2]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 28% .

GROUP DIVISIONS
CORPORATE AND INVESTMENT BANK GROUP DIVISION
The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:

Sales & Trading (equity)	4,613	4,039

Sales & Trading (debt and other products)	8,407	9,016

Origination (equity)	861	760

Origination (debt)	714	1,331

Advisory	1,089	800

Loan products	974	946

Transaction services	2,585	2,228

Other products	(151)	(318)

Total net revenues	19,092	18,802
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	12,278	12,743

Provision for credit losses	109	(94)

Total noninterest expenses	13,802	12,789
therein:
Policyholder benefits and claims	116	–
Impairment of intangible assets	–	–
Restructuring activities	(4)	99

Minority interest	34	23

Income (loss) before income tax expense	5,147	6,084

Cost/income ratio	72%	68%

Assets	1,895,756	1,468,321

Average active equity[1]	20,714	17,105

Pre-tax return on average active equity	25%	36%

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
CORPORATE BANKING & SECURITIES CORPORATE DIVISION
The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:

Sales & Trading (equity)	4,613	4,039

Sales & Trading (debt and other products)	8,407	9,016

Origination (equity)	861	760

Origination (debt)	714	1,331

Advisory	1,089	800

Loan products	974	946

Other products	(151)	(318)

Total net revenues	16,507	16,574

Provision for credit losses	102	(65)

Total noninterest expenses	12,169	11,236
therein:
Policyholder benefits and claims	116	–
Impairment of intangible assets	–	–
Restructuring activities	(4)	77

Minority interest	34	23

Income (loss) before income tax expense	4,201	5,379

Cost/income ratio	74%	68%

Assets	1,881,638	1,459,190

Average active equity[1]	19,619	16,041

Pre-tax return on average active equity	21%	34%

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Net revenues of € 16.5 billion in 2007 were marginally lower than in 2006. Higher revenues from our more mature “flow” businesses were offset by write-downs and mark-to-market losses in the third quarter in some Sales & Trading areas and in Leveraged Finance on loans and loan commitments, which are described below. Income before income taxes decreased by € 1.2 billion, or 22%, to € 4.2 billion for the year ended December 31, 2007. The reduction was mainly attributable to an increase in noninterest expenses resulting from higher staff levels and an increase in provision for credit losses.
Sales & Trading (debt and other products) revenues were € 8.4 billion in 2007, a decrease of € 609 million, or 7%, compared to 2006. Sales & Trading (equity) revenues were a record € 4.6 billion, € 574 million, or 14%, higher than in 2006.
Sales and Trading results for the entire year were comparable to those of 2006 despite the exceptionally challenging markets of the second half of 2007.
During the third and fourth quarters of 2007, fears of further U.S. homeowner delinquencies on subprime loans led to a significant deterioration in the subprime-related and other credit markets. The effect of this, in some cases, caused spreads to widen and liquidity levels to decline. During this difficult period, we reported relatively lower losses than some of our competitors in our Collateralized Debt Obligations (CDO) and U.S. residential mortgage businesses, despite the investment banking industry facing substantial problems in both sectors. This was due to the relative size of our exposure, protection purchased and significant sales activity.

In the third quarter of 2007, we announced losses of € 1.6 billion related to relative value trading (both debt and equity), CDO correlation trading and Residential Mortgage-Backed Securities (RMBS). Of this amount, € 726 million related to CDO correlation and RMBS and was principally driven by exposure to positions linked to subprime residential mortgages. In the fourth quarter of 2007, the CDO and RMBS businesses produced an overall net positive result after factoring in gains from hedges.
Elsewhere, CB&S benefited from the scale and diversity of its Global Markets platform, particularly its leadership in products such as foreign exchange, interest rates and money markets and its strong position in emerging markets, which helped to offset a weaker performance in our credit trading businesses. Customer-driven business remains the predominant source of CB&S’ Sales & Trading revenues. Designated proprietary trading gains were lower compared to 2006, in both absolute terms and as a percentage of net revenues, having been negatively affected by the market dislocations occurring in the second half of the year.
Revenues from Origination and Advisory of € 2.7 billion were € 226 million, or 8%, lower than in 2006. The reduction in revenue year-on-year arose principally from the deterioration in the market for private equity leveraged loans and financing as part of the overall dislocation of credit markets experienced in the second half of the year. Mark-to-market losses of € 759 million (excluding fees and hedges, € 1.4 billion) were taken against leveraged finance loans and loan commitments during 2007.
Revenues from Loan products were € 1.0 billion, an increase of € 28 million, or 3%, from 2006, due to gains on sales of equity from restructured loans, which were partly offset by the application of the fair value option to an increased level of new lending activity.
Revenues from Other products were a loss of € 151 million, an improvement of € 167 million versus 2006, primarily driven by higher revenues following our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007, which were offset in noninterest expenses within policyholder benefits and claims.
The provision for credit losses resulted in a net charge of € 102 million in 2007, compared to a net release of € 65 million in 2006, driven primarily by a provision taken on a single counterparty relationship.
Noninterest expenses in 2007 were € 12.2 billion, an increase of € 933 million, or 8%, versus 2006, largely due to increased staff levels, accelerated recognition of share-based compensation expense, the impact of acquisitions and higher business volumes.
The ongoing dislocations in the credit market and a lack of adequate liquidity may continue to impact our remaining risk positions in a number of our key businesses within CB&S, primarily those relating to credit structuring, leveraged finance and commercial real estate. The following paragraphs summarize these exposures as of the end of 2007.
KEY EXPOSURES OF CDO TRADING AND ORIGINATION BUSINESSES: The activities of the Group’s CDO trading and origination businesses span multiple asset classes. Managing our remaining exposure to the U.S. subprime residential mortgage market continues to be a particular focus.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following table outlines our overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2007.

CDO subprime exposure – Trading	Subprime ABS CDO	Hedges and other	Subprime ABS CDO
	gross exposure	protection purchased	net exposure
in € m.	Dec 31, 2007	Dec 31, 2007	Dec 31, 2007
Super Senior tranches

Underlying collateral type: High Grade	–	–	–
Underlying collateral type: Mezzanine	1,778	(938)	840

Total Super Senior tranches	1,778	(938)	840

Mezzanine tranches	1,086	(922)	164

Total Super Senior and Mezzanine tranches	2,864	(1,860)	1,004

Other net subprime-related exposure held by CDO businesses			186

Total net subprime exposure in CDO businesses			1,190

Net exposure represents our potential loss as of December 31, 2007 in the event of a 100 % default of subprime securities and related ABS CDO, assuming zero recovery. It is not an indication of our trading position as of that date. The net exposure above is an aggregated view of all positions linked to the U.S. subprime residential mortgage market. The various gross components of our overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, relative price movements between different components of our positions and our ability to adjust hedges in these circumstances.
In the course of their activities, our CDO businesses will also take exposure to non-subprime residential mortgages (including Alt-A) and to other asset classes, including commercial mortgages, trust preferred securities, and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments.
In addition to our trading-related exposure, the table below summarizes our exposure to U.S. subprime ABS CDOs held within our “Available for Sale” category. These exposures arise from asset financing activities. Our potential economic exposure is hedged by additional short positions in our trading book. In our 2007 results, we have recorded charges of € 207 million against these positions.

CDO subprime exposure – Available for Sale	Exposure
in € m.	Dec 31, 2007
Available for Sale	499

Short positions on trading book	(446)

Total net CDO subprime exposure	53

OTHER U.S. MORTGAGE BUSINESS EXPOSURE: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization businesses in residential mortgages. These are summarized below, which does not include agency CMOs and agency eligible loans.

Other U.S. Mortgage business exposure:	Exposure
in € m.	Dec 31, 2007
Alt-A	7,908

Subprime	216

Other	1,679

Total other U.S. residential Mortgage gross assets	9,803

Hedges and other protection purchased	(7,592)

Trading related net positions	803

Total net other U.S. Mortgage business exposure	3,014

In the table above, our total net exposure is defined as the market value of the gross exposure on RMBS bonds, loans and portions of loans, less the value of protection provided by the associated hedges. The trading-related positions arise from our market-making and secondary activities in credit-sensitive U.S. mortgage markets. Hedges consist of a number of different market instruments, including single-name CDS contracts with market counterparties, protection provided by monoline insurers and index-based contracts. The comments made above in relation to CDOs regarding ongoing exposure to absolute and relative market movements therefore also apply to this portfolio.
MONOLINE EXPOSURE: The deterioration of the U.S. subprime mortgage market has generated large exposures for financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. This has led to some uncertainty as to whether the ultimate liabilities of monoline insurers to banks and other buyers of protection will be met and may, in some cases, lead to a ratings downgrade of those insurers. The following table summarizes our net counterparty exposures to monoline insurers with respect to residential mortgage-related activity, as of December 31, 2007, on the basis of the mark-to-market value of the assets compared with the face value guaranteed or underwritten by monoline insurers.

Monoline exposure related to U.S. residential Mortgages	Market value of
bought protection
in € m.	Dec 31, 2007
Super Senior ABS CDO	805

Other subprime	69

Alt-A	229

Total value of bought CDS protection	1,103

A proportion of this mark-to-market exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
As of December 31, 2007, we had made credit valuation adjustments of € 82 million against these exposures, including a full provision against our exposure to one monoline counterparty. The credit valuation adjustments are based on a name-by-name assessment of credit worthiness.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In addition to the residential mortgage-related activities shown in the table above, we have other exposures of € 1.2 billion as of December 31, 2007, related to net counterparty exposure to monoline insurers, based on the mark-to-market value of other insured assets. These arise from a range of client activity, including financing of collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt.
COMMERCIAL REAL ESTATE EXPOSURE: In conducting its activities, our Commercial Real Estate business takes positions in whole loans, assets held for securitization and commercial mortgage-backed securities. The following is a summary of our gross exposure to loans and loan securities secured in part or whole on commercial property or commercial mortgage pools as of December 31, 2007.

Commercial Real Estate Exposure	Gross Exposure
in € m.	Dec 31, 2007
Funded positions	15,999

Unfunded commitments	1,166

Total Commercial Real Estate Exposure	17,165

Of which:
North America	8,366
Europe	8,799
(of which Germany € 6,873)

Mark-to-market write-downs of loans and loan commitments
in € m.	2007
Net mark-to-market losses excluding hedges	(386)

Gross mark-to-market losses excluding fees and hedges	(558)

Mark-to-market losses as of December 31, 2007 arose primarily from the illiquid market conditions that developed during the second half of 2007, which impacted our ability to securitize commercial real estate loans. The impact of these losses on our reported income was to some extent mitigated by the results of related hedge activity, and overall, the Commercial Real Estate business was profitable in 2007. Subsequent to December 31, 2007, there has been further widening in credit spreads for commercial real estate loans that, if sustained, could result in additional write-downs for loans that remain unsold, which may not be fully mitigated by offsetting hedge activity or by the realization of property or mortgage assets securing the exposures.

LEVERAGED FINANCE EXPOSURE: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business. These activities include private equity transactions and other buyout arrangements. Also shown are the write-downs taken against these loans and loan commitments as of December 31, 2007.

Leveraged Finance Exposure:	Gross Exposure
in € m.	Dec 31, 2007
Funded positions	15,317

Unfunded commitments	20,897

Total Leveraged Finance exposure	36,214

Of which:
North America	26,620
Europe	8,959
Asia/Pacific	635

Mark-to-market write-downs of loans and loan commitments
in € m.	2007
Net write-downs in 2007 excluding hedges	(759)

Gross write-downs excluding fees and hedges on Dec 31 loans and commitments	(1,351)

Of these commitments, € 1.3 billion has been accounted for on an amortized cost basis with the balance of € 34.9 billion accounted for at fair value.
Challenging market conditions for leveraged financing activities have continued in the early part of 2008 and it is likely that our leveraged lending commitments will require further write-downs if market conditions fail to improve. Valuations will also be impacted if commitments are renegotiated or if acquisition transactions fail to close.
GLOBAL TRANSACTION BANKING CORPORATE DIVISION
The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues:

Transaction services	2,585	2,228

Other products	–	–

Total net revenues	2,585	2,228

Provision for credit losses	7	(29)

Total noninterest expenses	1,633	1,552
therein:
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	22

Minority interest	–	–

Income (loss) before income tax expense	945	705

Cost/income ratio	63%	70%

Assets	32,083	25,646

Average active equity[1]	1,095	1,064

Pre-tax return on average active equity	86%	66%

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Income before income tax expense increased by 34%, or € 241 million, to a record € 945 million for the year ended December 31, 2007. This development was based on double-digit profit growth in all geographic regions.
Net revenues increased by 16 % to € 2.6 billion in 2007. The significant rise of € 357 million compared to 2006 was derived in all regions. All products achieved a double-digit revenue growth. Cash Management grew substantially due to increased customer balances and a strong increase in payment volumes. This reflected the continued tendency of banks and corporates to consolidate to fewer banking counterparties, as well as the Single Euro Payments Area (SEPA) initiative and new Cash Management capabilities in emerging markets, such as Brazil, Russia and Turkey. Revenue growth in Trade Finance products was predominantly driven by strong business activity in the EMEA region. Trust & Securities Services grew in Asia/Pacific and EMEA, particularly due to increased asset inflows and significant new client mandates in domestic custody.
The provision for credit losses amounted to a net charge of € 7 million in 2007, compared to a net release of € 29 million for 2006.
Noninterest expenses of € 1.6 billion increased by 5%, or € 80 million, from 2006, mainly reflecting higher staff levels, performance-related compensation, and transaction-related costs in support of increased business volumes.
PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION
The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:

Portfolio/fund management	3,062	3,089

Brokerage	2,172	1,910

Loan/deposit	3,173	2,774

Payments, account & remaining financial services	979	899

Other products	742	643

Total net revenues	10,129	9,315
therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,529	3,071

Provision for credit losses	501	391

Total noninterest expenses	7,561	7,000
therein:
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	–
Restructuring activities	(9)	91

Minority interest	8	(11)

Income (loss) before income tax expense	2,059	1,935

Cost/income ratio	75%	75%

Assets	156,391	130,642

Average active equity[1]	8,539	7,206

Pre-tax return on average active equity	24%	27%

Invested assets (in € bn.)[2]	952	908

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
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
ASSET AND WEALTH MANAGEMENT CORPORATE DIVISION
The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:

Portfolio/fund management (AM)	2,351	2,470

Portfolio/fund management (PWM)	414	332

Total portfolio/fund management	2,765	2,802

Brokerage	964	811

Loan/deposit	223	191

Payments, account & remaining financial services	22	18

Other products	401	345

Total net revenues	4,374	4,166

Provision for credit losses	1	(1)

Total noninterest expenses	3,453	3,284
therein:
Policyholder benefits and claims	73	63
Impairment of intangible assets	74	–
Restructuring activities	(8)	43

Minority interest	7	(11)

Income (loss) before income tax expense	913	894

Cost/income ratio	79%	79%

Assets	39,081	35,922

Average active equity[1]	5,109	4,917

Pre-tax return on average active equity	18%	18%

Invested assets (in € bn.)[2]	749	732

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 913 million in 2007, which is an increase of € 19 million, or 2%, compared to 2006. The results for 2007 included an impairment charge of € 74 million related to a write-down of intangible assets in the Asset Management business. In 2006, income before income taxes included charges of € 43 million for restructuring activities and net gains of € 43 million from the sale of businesses.
Net revenues were € 4.4 billion in 2007, an increase of € 208 million, or 5%, compared to 2006.
Portfolio/fund management revenues were € 2.4 billion in AM, € 119 million, or 5%, below 2006. The decrease in revenues was driven by lower levels of performance fees in the Alternative Investments business. Partially offsetting these results were increases in performance fees in the Retail and Institutional businesses, as well as increases in management fees primarily in the Alternative Investments and the Retail business.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
In PWM, portfolio/fund management revenues of € 414 million increased by € 81 million, or 24%, compared to 2006. The growth was driven by a higher invested asset base after the acquisition of Tilney and the additions of new client advisors since the beginning of 2006.
Brokerage revenues of € 964 million were up € 154 million, or 19%, compared to the previous year. The increase was attributable to higher client activity, including a high demand from clients for alternative investment and other innovative products.
Revenues related to loans/deposits of € 223 million were up by € 31 million, or 16%, due to higher volumes and margins in both our loan and deposit business.
Revenues from Other products of € 401 million were € 57 million, or 16%, higher than in 2006, due largely to the consolidation of an infrastructure investment intended for a RREEF fund during 2007 in AM.
Noninterest expenses were € 3.5 billion in 2007, an increase of € 169 million, or 5%, from 2006. The increase in noninterest expenses was mainly driven by the impairment charge of € 74 million related to intangible assets in AM and PWM’s acquisition and growth strategy, partially offset by a decrease in charges for restructuring activities.
The cost/income ratio was 79 % in 2007, unchanged from 2006.
AWM’s invested assets increased by € 17 billion to € 749 billion in 2007. In AM, invested assets were € 555 billion in 2007, an increase of € 12 billion, or 2%, from 2006. The increase in assets in 2007 was driven by net new assets of € 27 billion. Invested assets in PWM grew from € 189 billion in 2006 to € 194 billion at the end of 2007, caused by net new assets of € 13 billion. The increases were partially offset by a reduction in the value of dollar-based balances driven by the impact of a strong euro.

PRIVATE & BUSINESS CLIENTS CORPORATE DIVISION
The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except where indicated)	2007	2006
Net revenues:

Portfolio/fund management	297	287

Brokerage	1,208	1,099

Loan/deposit	2,950	2,583

Payments, account & remaining financial services	958	881

Other products	341	299

Total net revenues	5,755	5,149

Provision for credit losses	501	391

Total noninterest expenses	4,108	3,717
therein:
Policyholder benefits and claims	–	–
Impairment of intangible assets	–	–
Restructuring activities	(1)	49

Minority interest	0	0

Income (loss) before income tax expense	1,146	1,041

Cost/income ratio	71%	72%

Assets	117,533	94,760

Average active equity[1]	3,430	2,289

Pre-tax return on average active equity	33%	45%

Invested assets (in € bn.)[2]	203	176

Loan volume (in € bn.)	87	79

Deposit volume (in € bn.)	96	72

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income tax expense was € 1.1 billion in 2007, which was € 105 million, or 10%, higher than in 2006. In 2006, income before income tax expense of € 1.0 billion included charges of € 49 million for restructuring activities.
Net revenues of € 5.8 billion increased by € 606 million, or 12%, compared to 2006. The increase was driven by the acquisitions of norisbank (consolidated since November 2006) and Berliner Bank (consolidated since January 2007).
Portfolio/fund management revenues and brokerage revenues increased by € 11 million and € 109 million, respectively. The improvements reflect successful placements of innovative investment products, as well as higher transaction-based flow revenues. Furthermore the acquisitions of Berliner Bank and norisbank contributed to the increased revenues.
Loan/deposit revenues were the key drivers of the growth in 2007 with increases of € 367 million, or 14%, mainly driven by the aforementioned acquisitions.
Payments, account and remaining financial services revenues increased by € 76 million, or 9%, primarily due to the acquisitions, but also from increased insurance brokerage revenues in 2007 due to higher sales of pension related products.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Revenues from Other products of € 341 million in 2007 increased by € 43 million, or 14%, compared to 2006.
Provision for credit losses increased by € 109 million, or 28%, to € 501 million in 2007, primarily driven by the acquisitions of norisbank and Berliner Bank.
Noninterest expenses of € 4.1 billion were € 391 million, or 11%, higher than in 2006, mainly due to the acquisitions. In addition, integration related expenses contributed to the increase. Furthermore the higher expenses reflect investments in business growth in emerging markets, including the branch banking and credit card offerings in India and China, and the extension of the branch network and consumer finance offerings in Poland.
The cost/income ratio was 71 % in 2007, slightly improved compared to 2006.
Invested assets of € 203 billion at the end of 2007 grew by € 28 billion or 16%, of which € 19 billion was net new money, and the remainder was generated by performance and acquisitions.
The number of clients in PBC reached 13.8 million by year end 2007, an increase of 1 million net new clients, excluding the impact of the acquisition of Berliner Bank and the sale of the credit card processing activities in Italy. The increases mainly relate to Germany and India.
CORPORATE INVESTMENTS GROUP DIVISION
The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2007 and 2006, in accordance with our management reporting systems.

in € m. (except percentages)	2007	2006
Net revenues	1,517	574

therein: Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	157	3

Provision for credit losses	3	2

Total noninterest expenses	220	214
therein:
Policyholder benefits and claims	–	–
Impairment of intangible assets	54	31
Restructuring activities	(0)	1

Minority interest	(5)	(3)

Income (loss) before income tax expense	1,299	361

Cost/income ratio	15%	37%

Assets	13,002	17,783

Average active equity[1]	473	1,057

Pre-tax return on average active equity	N/M	34

N/M – Not meaningful

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
CI reported income before income tax expense of € 1.3 billion in 2007 compared to € 361 million in 2006.
Net revenues were € 1.5 billion in 2007, an increase of € 943 million compared to the previous year. Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly related to Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding

GmbH & Co. KG (which also triggered an impairment review of CI’s goodwill resulting in an impairment charge of € 54 million), dividend income in the amount of € 141 million and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, the net revenues included a gain of € 313 million related to the sale and leaseback transaction of our premises at 60 Wall Street.
Net revenues in 2006 included a gain of € 131 million from the sale of our remaining holding in EUROHYPO AG, € 92 million related to the partial sale of our stake in Linde AG and dividend income of € 122 million.
Total noninterest expenses increased in 2007 to € 220 million from € 214 million in 2006. The increase was the result of higher goodwill impairment charges in 2007, offset by reductions in other expense categories.
At year end 2007, the alternative assets portfolio of CI had a carrying value of € 631 million, of which 51 % was real estate investments, 43 % was private equity direct investments and 6 % was private equity indirect and other investments. This compares to a value at year end 2006 of € 895 million.
CONSOLIDATION & ADJUSTMENTS
For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management – Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Risk and Capital Management – Capital Management” and Note [36] to the consolidated financial statements.

POST-EMPLOYMENT BENEFIT PLANS
We have a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans.
As a matter of principle all defined benefit plans with a benefit obligation exceeding € 1 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.
By applying our global policy for determining the financial and demographic assumptions we seek to ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.
For a further discussion on our employee benefit plans see Note [32] to our consolidated financial statements.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OFF-BALANCE SHEET ARRANGEMENTS WITH UNCONSOLIDATED ENTITIES
INTRODUCTION
We engage in various business activities with unconsolidated entities which may be off-balance sheet arrangements; the face value of the financial instruments associated with these arrangements and the movements in their fair value are not reflected in our financial statements. Generally, the following discussion is limited to off-balance sheet arrangements with special purpose entities (SPEs). While our involvement with these entities can take many different forms, it consists primarily of liquidity facilities and guarantees. Where appropriate, this disclosure also encompasses certain instruments recorded on-balance sheet, particularly liquidity arrangements embedded in total return swaps, written put options and certain other types of guarantees.
We provide financial support to off-balance sheet entities in connection with commercial paper conduit programs, asset securitizations, mutual funds that are managed but not consolidated and real estate leasing vehicles. Such vehicles are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process. Because we consolidate the majority of our sponsored conduit programs, only those arrangements with unconsolidated entities we sponsor are discussed. We also provide financing arrangements to both our own sponsored securitization programs and third party-sponsored securitizations.
Our accounting policies regarding consolidation and reassessment of consolidation of SPEs are outlined in Note [1] to the consolidated financial statements.
The purposes, risks and effects of the off-balance sheet arrangements are described in the following sections. As of December 31, 2007, these arrangements have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
All balance sheet and notional values are reported as of December 31, 2007. All income statement and cash flow amounts are reported for the year ended December 31, 2007.
GROUP SPONSORED ABCP CONDUITS
We originate and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues high-grade, short-term commercial paper that is collateralized by the underlying assets to the market to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these entities.
Some conduits remain off-balance sheet because we are not deemed to control them; these have assets totaling € 4.8 billion which consist of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the sellers to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA-. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted-average life of the assets held in the conduits is 5 years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.
No material difficulties have been experienced by these conduits during 2007 although a general widening in credit spreads was experienced on the conduits’ issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits total € 6.3 billion and we are the only liquidity facility provider to these entities. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.
As of December 31, 2007, we held € 1.0 billion of commercial paper issued by these nonconsolidated entities. We purchased the paper voluntarily as dealer in commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in term notes issued by one SPE whose paper was ordinarily purchased by the conduits. This represents 100 % of its issued debt, which has caused us to consolidate that SPE. This entity holds assets backed by non-conforming residential mortgages. The pre-existing liquidity facility with this entity was required to be renegotiated in late 2007 and under the terms of the refinancing we elected to transform the financing from an off-balance sheet arrangement to on-balance sheet financing. No write-offs were recorded by us as a consequence of this purchase or from the holding of the conduit’s commercial paper.
Our revenues from these arrangements in 2007 totaled € 6 million. No losses were incurred as a consequence of our off-balance sheet arrangements with these entities. Cash flows to the conduits during 2007 totaled € 1.1 billion, including the € 0.5 billion purchase of SPE notes.
THIRD PARTY ABCP CONDUITS
In addition to sponsoring our own commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. (This section excludes the third party Canadian ABCP conduits which are discussed separately below.)
Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities (€ 3.1 billion) and unfunded committed repurchase agreements (€ 0.5 billion) in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded.
We also provide market value support in the form of total return swaps over specific assets purchased by the conduits from third parties (€ 3.6 billion notional value). Embedded into the total return swaps are liquidity puts which allow the conduit to sell to us the underlying assets in the event that the conduit is unable to refinance the commercial paper funding the asset. The total return swaps are derivatives and are reported at fair value with changes reported in the consolidated statement of income.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Other financial institutions also provide liquidity funding to these conduits and thus we are not the sole liquidity provider. Our interests rank pari passu with other interests. Advances against the liquidity facilities are collateralized by identified pools of underlying assets held in the conduits, and so a drawn facility will be exposed to volatility in the value of these underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. Changes in value of other assets in the conduits will not impact our credit risk. For this reason, the details below of our support for these entities are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.
Our interests in the conduits are supported by equities, bonds, commercial mortgage-backed securities, residential mortgage-backed securities, and securities backed by automotive leasing receivables, credit card receivables, student loans and consumer loans. Including our derivative hedges, we are carrying a net exposure of € 0.5 billion to U.S. subprime residential mortgages which collateralize our off-balance sheet interest. The weighted-average life of these assets varies significantly but is consistently of significantly longer duration than the short-term commercial paper issued by the conduits. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.
During the second half of 2007, the global ABCP conduits market experienced significantly less liquidity and higher borrowing costs, and in some instances experienced write-downs in the values of their assets. No specific credit-related write-downs occurred on assets collateralizing our interests. We purchased conduit-issued commercial paper totaling € 3.5 billion and certain underlying assets totaling € 3.3 billion, and originated loans totaling € 0.8 billion. These cash outflows totaled € 7.6 billion and are in addition to the unfunded off-balance sheet exposures referred to above. The reasons for the purchase of the commercial paper and assets and loan origination were twofold. First, one of our businesses operates as a dealer for certain of the conduits’ commercial paper and voluntarily purchased the paper as part of its normal trading activities on commercial terms. Second, commercial paper and assets were purchased and loans were made upon an early termination of the total return swaps with the conduits triggered by their inability to refinance their commercial paper in the market. We have not recorded any net losses as a result of these total return swap arrangements because we held offsetting hedging positions.
Our revenues from these off-balance sheet arrangements in 2007 totaled € 4 million. A provision for credit losses of € 188 million was taken on a single third party conduit relationship in 2007.
THIRD PARTY SPONSORED CANADIAN ABCP CONDUITS
We have financial relationships with third party-sponsored ABCP conduits in Canada. These conduits operate in a similar manner to other ABCP conduit programs in that the basic investment strategy is to earn a spread between the relatively inexpensive funding and the higher yields on assets held. They also have the equivalent liquidity mismatch between longer-dated assets and short-dated commercial paper funding. One key difference however is that the assets are typically a combination of AAA-rated bond collateral and portfolio credit default swaps linked to super-senior tranches referencing a pool of corporate credit default swaps, usually with leverage in order to enhance the yield. The transactions contain triggers pursuant to which we can call for further collateral in a given market environment. Less common transactions involve residential mortgage-backed securities collateral or credit default swaps on mezzanine tranches, and on occasion the absence of leverage, collateral triggers or liquidity support.

Another key difference is that the conduits issue junior interests and/or medium-term notes in addition to senior short-term commercial paper. The commercial paper also includes a portion of extendible commercial paper, whereby the securities can be extended beyond their original maturity date on pre-agreed terms at the option of the issuer. The more junior interests earn the residual return, bear first losses, and provide the capital to support the credit rating of the conduits, in addition to other credit enhancements and liquidity arrangements.
We perform no management role for any of the Canadian conduits but are the portfolio credit default swap provider and/or the liquidity facility provider. In some instances we are the sole liquidity provider but in others there are multiple providers. The following details our support for these entities which are limited to the assets and liabilities related to our interests. We do not provide details of conduit assets in which we hold no interest and to which we are not exposed.
Under the terms of the various committed liquidity facilities and written liquidity put options, the conduits have the right to sell existing commercial paper or assets held by them to us on pre-agreed terms. The liquidity facilities can only be drawn upon in the event of ‘general market disruption’ (GMD), which is when market participants generally are unable to refinance fully their maturing commercial paper in the commercial paper market.
The Canadian ABCP conduit market experienced significant liquidity problems during the last six months of 2007. The GMD liquidity facilities committed by us were not drawn upon during this period. In August 2007, an agreement referred to as the Montreal Accord was agreed by 22 conduits, their commercial paper investors, and bank counterparties, including us, under which all agreed to a standstill period to renegotiate the terms of the vehicles’ issued liabilities. For the standstill period (60 days), the banks could not trigger collateral calls and, for the standstill period plus another 150 days, the vehicles could not draw upon the liquidity puts and facilities. The standstill agreement has since been extended twice through February 22, 2008 and standstill arrangements beyond this date are being re-agreed on a daily basis. Our liquidity arrangements with the conduits at December 31, 2007 totaled € 5.5 billion, with a representative interest in the conduits’ assets of € 8.3 billion. In addition, we held € 90 million of commercial paper issued by these vehicles. Due to the standstill agreement, no amounts can be drawn under these liquidity arrangements and they will have expired by the time the extended standstill period ends.
On December 23, 2007, a framework agreement was published, setting forth proposed terms for the restructuring of these conduits as agreed in principle by investors and banks. Pursuant to this framework agreement, the asset exposures and issued liabilities of the vehicles would be combined into two “master” vehicles, the issued liabilities would be restructured into senior and subordinated term debt of the new vehicles and a new margin facility would be established. Under the proposed restructuring, we would contribute € 1.6 billion towards that margin facility and earn a fair market return. The framework agreement would also contain revised collateral triggers.
We also have a broadly similar standstill arrangement with another vehicle outside of the Montreal Accord, with liquidity arrangements totaling € 0.1 billion and representative asset interests of € 0.4 billion.
We have earned fees for the liquidity facilities and puts of € 9 million during 2007. Although the impact of the currently proposed restructuring on our profit and loss for 2008 would be insignificant, negotiations are continuing and further changes to the proposed restructuring could occur that may impact our profit and loss in the future.

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
THIRD PARTY-SPONSORED SECURITIZATIONS
The third party securitization vehicles to which we provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage backed securities, residential mortgage backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles. Total asset size of these entities is € 30.2 billion.
Our financing arrangements with these entities can take various forms: warehousing lines during the ramp-up period of the securitization (€ 4.8 billion, with € 1.5 billion drawn), variable funding notes (VFNs) issued by the securitization vehicles that contain funding commitments by the note purchaser up to a pre-defined amount (€ 8.1 billion, with € 5.0 billion drawn), and ongoing liquidity commitments (€ 1.9 billion, with € 0.1 billion drawn).
All committed amounts are available to be drawn at the investment manager’s discretion. These agreements are secured by the securitization vehicles’ assets and so a drawn facility will be exposed to volatility in the value of these assets. These liquidity facilities rank senior to the issued debt tranches and pari passu with any other liquidity providers.
Due to the wide variety of different types of securitization vehicles, the weighted-average life of the assets and their credit ratings also vary widely. In general terms, the funding provided is designed to be co-terminus with the weighted-average life of the assets and no vehicles were experiencing liquidity problems as of December 31, 2007. The credit ratings range from B- to AAA.
All securitization vehicles experienced a general widening of credit spreads during the second half of 2007. In 2007, we incurred losses totaling € 302 million on amounts drawn against these off-balance sheet arrangements. We have not provided any additional financial support to these vehicles as a result of the general market difficulties and hold an insignificant interest in the issued tranches of these securitization vehicles. In 2007, we earned commitment fee revenues of € 62 million as a result of our financing arrangements with these entities. Our net cash flows to the vehicles during 2007 totaled € 4.9 billion.
MUTUAL FUNDS
We offer clients mutual fund-related products which pay returns linked to the performance of the assets held in the funds. Certain of these funds contain a guarantee feature which guarantees the minimum net asset value to be returned to investors at certain dates. The investors earn the return between the guaranteed minimum and a certain performance benchmark and then share the returns with us above that benchmark. The remaining funds contain no such guarantee feature. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and on occasion performance-based fees.
The guarantees extended by us are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income.
During 2007, we injected cash of € 49 million into these mutual funds on a discretionary basis where actual yields were lower than originally projected, although still above any guarantee thresholds. This amount was recorded as a loss in our 2007 earnings.

Assets under management for the funds supported with guarantees and/or discretionary yield enhancement total € 29.8 billion. The funds’ assets are a combination of floating rate debt securities, asset-backed securities (predominantly residential mortgage-backed securities, commercial mortgage-backed securities and collateralized bond obligations), investments in other funds, repurchase agreements and cash. No subprime risk is held in any of these asset pools.
The average life of the assets is approximately 2-3 years, and the credit ratings on the assets range from BBB to AAA, with 60 % representing either AAA or AA and a cap of 5 % on BBB ratings.
Financing is provided by third-party investor holdings in the funds. Up to the maturity or liquidation date of the funds, the fund units have no contractual maturity and can instead be redeemed by investors at any time without restriction. We hold no equity interests in these funds.
We have earned € 111 million in management and performance fees on the above funds in 2007, and incurred a loss of € 49 million for the discretionary cash injections provided during the year. Other than these amounts, we have reported no cash flow movements with these entities during 2007.
REAL ESTATE SPECIAL PURPOSE ENTITIES AND CLOSED END FUNDS
Real estate leasing vehicles provide financing for the purchase of real estate assets which are leased under finance leases to third parties. The leases are primarily for commercial and residential land and buildings and infrastructure assets. The vehicles may either be corporate SPEs or partnerships. The SPEs are financed with debt provided by one or more financial institutions, and the closed-end funds with a combination of equity in the form of limited partnership interests and debt financing. Lessee credit risk in the SPEs is borne by the lenders who have recourse to the lease asset as collateral in the event of lessee default, and in the closed-end funds by the equity investors. We administer the lessor entities and earn fees for this service.
We have two principal types of off-balance sheet arrangements with these funds. First, under the terms of certain German lease arrangements, the lessee commits to maintain the lease payments at pre-agreed levels in the event that the lease asset is partly or wholly damaged or destroyed. The lessor SPE in turn agrees to compensate the lessee for rental overpayments, and we guarantee the performance of the lessor vehicles’ obligations under this arrangement. The notional value of these guarantees is € 0.5 billion. Second, for some of the closed-end funds, we give investors an option to exit their interest in the fund by selling either their limited partnership interests or the leased asset to us at the end of the first lease term under certain limited conditions at a pre-agreed price. We thus bear the risk that the lease asset market value declines below the option price at the end of the lease term. As of December 31, 2007, the notional value of the put options is € 0.6 billion.
The total assets in the real estate leasing vehicles are € 1.2 billion, with an average life of 10 to 12 years. The credit quality of the lessees on the finance lease assets varies from BB to AAA. No material difficulties have been experienced in the credit quality or market value of these assets during 2007.
Funding for the real estate assets is provided by financial institutions in the form of long term debt and, in the case of the closed-end funds, limited partnership equity. All funding is designed to be co-terminus with the contractual or expected maturities of the assets. Financing for all vehicles is committed for their expected lives. We have experienced

20-F // ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
no difficulties in the funding arrangements for these vehicles. We hold negligible debt and equity interests in the vehicles and have not provided any financial support to them during 2007.
We earned € 3 million in servicing fees from these real estate leasing vehicles and real estate closed-end funds in 2007. No significant losses were incurred by us during 2007 as a consequence of these arrangements. Other than these amounts, we have reported no cash flow movements with these entities in 2007.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2007.

Contractual obligations	Payment due by period
		Less than	1-3 years	3-5 years	More than
in € m.	Total	1 year			5 years
Long-term debt obligations	126,703	23,256	34,729	34,979	33,739

Trust preferred securities	6,345	–	4,008	518	1,819

Long-term financial liabilities designated at fair value through profit or loss[1]	52,725	11,393	17,560	10,251	13,521

Finance lease obligations	732	199	94	92	347

Operating lease obligations	4,243	639	1,027	762	1,815

Purchase obligations	3,050	618	1,341	776	315

Long-term deposits	39,952	–	15,498	7,158	17,296

Other long-term liabilities	6,927	871	1,711	971	3,374

Total	240,677	36,976	75,968	55,507	72,226

1	Includes long-term debt and long-term deposits designated at fair value through profit or loss.
Figures above do not include the benefit of noncancelable sublease rentals of € 421 million on finance leases and € 253 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves. The latter are classified in the “More than 5 years” column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.

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
As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to us. Apart from insol-

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
vency or other special circumstances, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.
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
The following table shows information on the current members of our Supervisory Board. Most of the members representing our shareholders were elected at the Annual General Meeting on June 10, 2003, and the members elected by employees in Germany were elected on May 8, 2003. As described further below, a number of the current members were originally appointed by a court or elected by the subsequent General Meetings to fill vacancies created by members who left the Supervisory Board, or had been designated as the substitute for a departing member. The information includes their ages as of December 31, 2007, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Clemens Börsig Age: 59 Appointed by the court: 2006 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Deutsche Lufthansa AG (until April 2008); Linde AG; Heidelberger Druckmaschinen AG (until March 2007); Foreign & Colonial Eurotrust Plc (until December 2007); Bayer AG (since April 2007); Daimler AG (since April 2007)

Dr. Karl-Gerhard Eick Age: 53 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the Board of Managing Directors of Deutsche Telekom AG, Bonn	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; Sireo Real Estate Asset Management GmbH (until December 2007); FC Bayern München AG; Corpus Immobiliengruppe GmbH & Co KG (since September 2007)

Heidrun Förster* Age: 60 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Chairperson of the Combined Staff Council Berlin of Deutsche Bank AG

Ulrich Hartmann Age: 69 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of E.ON AG, Düsseldorf	Deutsche Lufthansa AG; Hochtief AG (until July 2007); IKB Deutsche Industriebank AG (Chairman, until March 2008); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Henkel KGaA (member of the Shareholders’ Committee)

Gerd Herzberg* Age: 57 Appointed by the court: 2006 Term expires: 2008	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman); Vattenfall Europe AG

Sabine Horn* Age: 46 First elected: 1998 Term expires: 2008	Employee of Deutsche Bank AG, Frankfurt

Rolf Hunck* Age: 62 First elected: 2003 Term expires: 2008	Member of the management of PWM Germany of Deutsche Bank AG, Hamburg	Fibula Finanz AG; HCI Capital AG (until May 2007); Kûhne-Stiftung, Switzerland

Sir Peter Job Age: 66 Appointed by the court: 2001 Term expires: 2008		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board, since January 2007)

Prof. Dr. Henning Kagermann Age: 60 First elected: 2000 Term expires: 2008	CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation (since May 2007)

Ulrich Kaufmann* Age: 61 First elected: 1988 Term expires: 2008	Deutscher Bankangestellten-Verband, labor union for financial services providers

Peter Kazmierczak* Age: 50 First elected: 2002 Term expires: 2008	Deputy Chairman of the Staff Council Deutsche Bank Ruhrgebiet-West

Maurice Lévy Age: 65 First elected: 2006 Term expires: 2008	Chairman and CEO, Publicis Groupe S.A. Paris	Publicis Conseil SA (France); Publicis USA Holdings, Inc. (until December 2007); Medias et Régies Europe SA (France); MMS USA Holdings, Inc.; Fallon Group, Inc. ; Zenith Optimedia Group Ltd.

Henriette Mark* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank AG

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Member	Principal occupation	Supervisory board memberships and other directorships
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 66 First elected: 2005 Term expires: 2008		Hochtief AG; Mûnchener Rûckversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Koç Holding A.S. (since January 2008)

Gabriele Platscher* Age: 50 First elected: 2003 Term expires: 2008	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)

Karin Ruck* Age: 42 First elected: 2003 Term expires: 2008	Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank AG	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Pensionsfonds des Bankgewerbes AG (since November 2007)

Dr. Theo Siegert Age: 60 Appointed by the court: 2006 Term expires: 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG (since July 2007); ERGO AG; Merck KGaA; E. Merck OHG, (member of the Shareholders’ Committee); DKSH Holding Ltd. (member of the Board of Administration)

Tilman Todenhöfer Age: 64 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); Carl Zeiss AG (Chairman); Schott AG (Chairman)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 66 First elected: 2003 Term expires: 2008	Chairman of the Supervisory Board of Deutsche Lufthansa AG, Cologne	Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG (Chairman); Voith AG; LP Holding GmbH (Chairman); Tetra Laval Group, Willy Bogner GmbH & Co. KGaA

Leo Wunderlich* Age: 58 First elected: 2003 Term expires: 2008	Chairman of the Group Staff Council of Deutsche Bank AG, Mannheim

*	Employee-elected member of the Supervisory Board.
Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He was appointed member of the Supervisory Board by the court from May 4, 2006, until the end of the General Meeting on June 1, 2006, and elected by the Supervisory Board to be its Chairman. The General Meeting on June 1, 2006 elected him for the remainder of the term of office of the Supervisory Board. Subsequently, the Supervisory Board reelected him as its Chairman. The General Meeting on May 24, 2007, confirmed this resolution, and the Supervisory Board elected him again as Chairman. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.
According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.
The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following five standing committees:
CHAIRMAN’S COMMITTEE: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning, and is responsible for deciding on the amount and structure of the Management Board members’ compensation and entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held four meetings in 2007.
The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Ulrich Kaufmann.
NOMINATION COMMITTEE: In accordance with a new recommendation of the German Corporate Governance Code, the Nomination Committee was formed on October 30, 2007. This Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2007.
The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Ulrich Hartmann and Dr. Jürgen Weber.
AUDIT COMMITTEE: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Head of Internal Audit reports to the Audit Committee several times during the year on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also “Item 16C: Principal Accountant Fees and Services”). The Audit Committee held seven meetings in 2007.
The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Heidrun Förster, Sabine Horn, Rolf Hunck and Sir Peter Job.
RISK COMMITTEE: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or the Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2007.

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Tilman Todenhöfer and Professor Dr. Heinrich von Pierer are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.
In addition to these four committees, the MEDIATION COMMITTEE, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2007.
The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Ulrich Hartmann and Henriette Mark.
The business address of the members of the Supervisory Board is the same as our business address, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
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
On May 24, 2007 Dr. Tessen von Heydebreck left the Management Board. His responsibilities were taken over by the remaining members of the Management Board. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2007, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The business address of the members of the Management Board is the same as our business address, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
DR. JOSEF ACKERMANN
Age: 59
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
Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman) and a member of the International Advisory Council of Zurich Financial Services Group (since January 2007). Until April 2007, he was a member of the Supervisory Board of Bayer AG.

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
DR. HUGO BÄNZIGER
Age: 51
First Appointed: 2006
Term Expires: 2009
Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer and a member of the Group Executive Committee. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.
Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zürich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.
He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.
Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.
ANTHONY DI IORIO
Age: 64
First Appointed: 2006
Term Expires: 2008
Anthony Di Iorio became member of our Management Board on May 4, 2006. He is our Chief Financial Officer and a member of the Group Executive Committee. He joined Deutsche Bank in April 2001 as Head of Corporate Center Controlling and shortly thereafter became the Group Controller, based in Frankfurt.
Mr. Di Iorio began his professional career with KPMG. Joining as a member of their audit department in New York, he later moved to the management consulting unit and was ultimately responsible for the financial institutions advisory practice in the Midwest region of the United States, based in Chicago. His career in the financial services industry includes positions at Goldman Sachs & Co. (serving in several capacities in the finance function, ultimately as Co-Controller, based in New York), Bank of America (then: Nationsbank, Chief Financial Officer of the Trading & Sales and Corporate Finance businesses, based in Charlotte, North Carolina), and PaineWebber Group (joining as Executive Vice President in New York, ultimately Chairman/Chief Executive Officer of PaineWebber International, Ltd., based in London).
Mr. Di Iorio holds a Bachelor of Business Administration from Iona College and a Master of Business Administration from Columbia University and qualified as a Certified Public Accountant in New York.

HERMANN-JOSEF LAMBERTI
Age: 51
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
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Deutsche Börse AG, BVV Versicherungsverein (since June 2007), BVV Versicherungskasse (since June 2007), EADS N.V. (since October 2007) and Carl Zeiss AG, and he was a member of the Supervisory Board of Fiat S.p.A. until July 2007.
STEFAN KRAUSE
Age: 45
First Appointed: 2008
On March 19, 2008, the Supervisory Board appointed Stefan Krause as member of the Management Board effective April 1, 2008. Mr. Krause became a member of the Board of Management of BMW AG in May 2002, served as Chief Financial Officer until September 2007 and subsequently had functional responsibility for Sales and Marketing. As a member of the Management Board of Deutsche Bank AG, Mr. Krause will take on the responsibilities of Chief Financial Officer with effect from Mr. Di Iorio’s retirement on October 1, 2008.

BOARD PRACTICES OF THE MANAGEMENT BOARD
The Supervisory Board issued new terms of reference for our Management Board for the conduct of its affairs in October 2007. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a Group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating commit-

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
tees of our Group divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.
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
Section 161 of the German Stock Corporation Act (Aktiengesetz) requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Management Board and Supervisory Board dated October 30, 2007 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.

GROUP EXECUTIVE COMMITTEE
The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the Business Heads of our Group Divisions CIB and PCAM and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate across our businesses and regions through the following tasks and responsibilities:
—	Provision of ongoing information to the Management Board on business developments and particular transactions;

—	Regular review of our business segments;

—	Consultation with and furnishing advice to the Management Board on strategic decisions; and

—	Preparation of decisions to be made by the Management Board.

COMPENSATION
SUPERVISORY BOARD
PRINCIPLES OF THE COMPENSATION SYSTEM FOR MEMBERS OF THE SUPERVISORY BOARD
The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007. The amendment was due mainly to increased requirements, developments in the Bank and within the banking industry, business practices in Germany and among our Bank’s European competitors as well as the provisions of the German Corporate Governance Code. For these reasons the fixed portion of compensation was doubled. The dividend-based compensation was reduced by more than 50%, while the threshold above which dividend-based compensation is paid was raised significantly. The compensation component linked to our long-term performance was revised: the component previously linked to the total return of shares of a group of peer companies is now based on our average earnings per share (diluted) for the three previous financial years. A corresponding threshold was also fixed for this compensation component. In addition, the increased supervisory and advisory responsibilities on the committees of a complex, global financial services company are taken into account through significantly higher rates of increment for the chairperson and membership in the committees. The Chairman of the Supervisory Board previously received three times the total compensation of a regular Supervisory Board member as well as the respective rates of increment for his work in all committees. The new compensation provisions take account of his responsibility by awarding him four times the total compensation of a regular Supervisory Board member, but exclude any rates of increment for committee work.
The following provisions apply to the 2007 financial year: compensation generally consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.
These amounts increase by 100 % for each membership in a committee of the Supervisory Board. For the chairperson of a committee the rate of increment is 200%. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-determination Act. We pay the Supervisory Board Chairman four times the total compensation of a regular member, without any such increment for committee work, and we pay his deputy one and a half times the total compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting which they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.
We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer, at present 19%) they incur in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up to whole months.
The members of the Nomination Committee, formed on October 30, 2007, waived all remuneration, including the meeting fee, for such Nomination Committee.

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
SUPERVISORY BOARD COMPENSATION FOR FISCAL YEAR 2007
We compensate our Supervisory Board members after the end of each fiscal year. In January 2008, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2007 and their meeting fees. In addition, we will pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2007. Assuming that the Annual General Meeting in May 2008 approves the proposed dividend of € 4.50 per share, the Supervisory Board will receive a total remuneration of € 6,022,084 (2006: € 3,388,583). Individual members of the Supervisory Board received the following compensation for the 2007 financial year (excluding statutory value added tax):

Members of the Supervisory Board	Compensation for fiscal year 2007				Compensation for fiscal year 2006
			Meeting				Meeting
in €	Fixed	Variable[6]	fee	Total	Fixed	Variable	fee	Total
Dr. Clemens Börsig[1]	240,000	400,667	22,000	662,667	85,000	228,167	11,000	324,167

Heidrun Förster	210,000	350,583	16,000	576,583	60,000	169,000	16,000	245,000

Dr. Karl-Gerhard Eick	180,000	300,500	11,000	491,500	52,500	149,750	10,000	212,250

Ulrich Hartmann	120,000	200,333	9,000	329,333	37,500	111,250	9,000	157,750

Gerd Herzberg[2]	60,000	100,167	5,000	165,167	17,500	53,667	2,000	73,167

Sabine Horn	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750

Rolf Hunck	120,000	200,333	12,000	332,333	37,500	111,250	10,000	158,750

Sir Peter Job	180,000	300,500	16,000	496,500	45,000	130,500	16,000	191,500

Prof. Dr. Henning Kagermann	120,000	200,333	8,000	328,333	37,500	111,250	10,000	158,750

Ulrich Kaufmann	120,000	200,333	9,000	329,333	37,500	111,250	11,000	159,750

Peter Kazmierczak[3]	60,000	100,167	5,000	165,167	27,500	84,333	5,000	116,833

Maurice Lévy[4]	60,000	100,167	4,000	164,167	17,500	53,667	2,000	73,167

Henriette Mark	60,000	100,167	5,000	165,167	30,000	92,000	5,000	127,000

Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750

Gabriele Platscher	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000

Karin Ruck	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000

Dr. Theo Siegert[5]	60,000	100,167	5,000	165,167	12,500	38,333	2,000	52,833

Tilman Todenhöfer	120,000	200,333	10,000	330,333	37,500	111,250	11,000	159,750

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber	60,000	100,167	4,000	164,167	30,000	92,000	5,000	127,000

Leo Wunderlich	60,000	100,167	5,000	165,167	30,000	92,000	6,000	128,000

Total	2,190,000	3,656,084	176,000	6,022,084	730,000	2,146,167	183,000	3,041,167

1	New member since May 4, 2006.

2	New member since June 2, 2006.

3	New member since February 1, 2006.

4	New member since June 1, 2006.

5	New member since July 16, 2006.

6	Variable compensation for a regular member of € 100,167 is made up of a dividend-based amount of € 35,000 and an amount of € 65,167 linked to our long-term performance.
As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was formerly employed by us as a member of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2007 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 4.1 million.
We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, except that members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2007 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

MANAGEMENT BOARD
The Chairman’s Committee of the Supervisory Board is responsible for determining the structure and amount of compensation of the members of the Management Board. The structure of the Management Board’s compensation is discussed and reviewed regularly by the Supervisory Board in full session on the basis of recommendations by the Chairman’s Committee.
For the 2007 financial year, the members of the Management Board received compensation (including the performance-related components paid in 2008 for the 2007 financial year) for their service on the Management Board in a total amount of € 33,182,395 (2006: € 32,901,538). This aggregate compensation consisted of the following, primarily performance-related components:

in €	2007	2006
Non-performance-related components:
Salary	3,883,333	4,081,111
Other benefits	466,977	526,369

Performance-related components	17,360,731	18,332,086

Components with long-term incentives	11,471,354	9,961,972

Total compensation	33,182,395	32,901,538

Figures relate to Management Board members active in the respective financial year.
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

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ultimate value of the equity-based compensation elements to the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.
In February 2008, members of the Management Board active in 2007 were granted a total of 150,008 equity rights (DB Equity Units) for their performance in the 2007 financial year (2006: 86,499). With receipt subject to certain conditions, the shares from these rights will be delivered on August 1, 2011.
For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.
The Management Board members active in 2007 received the following compensation components for their service on the Management Board for the years 2007 and 2006:

Members of the		Non-performance-related		Performance-	Components	Total
Management Board		components		related	with long-term	compensation
in €		Salary	Other benefits	components	incentives[1]
Dr. Josef Ackermann	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492

	2006	1,150,000	156,930	8,134,813	3,770,000	13,211,743

Dr. Hugo Bänziger[2]	2007	800,000	73,451	2,713,368	2,031,250	5,618,069

	2006	528,889	40,359	1,615,194	1,117,278	3,301,720

Anthony Di Iorio[2]	2007	800,000	50,806	2,713,368	2,031,250	5,595,424

	2006	528,889	35,217	1,615,194	1,117,278	3,296,578

Dr. Tessen von Heydebreck[3]	2007	333,333	61,145	1,071,902	846,354	2,312,734

	2006	800,000	147,918	2,884,938	1,690,000	5,522,856

Hermann-Josef Lamberti	2007	800,000	130,058	2,713,368	2,031,250	5,674,676

	2006	800,000	94,390	2,884,938	1,690,000	5,469,328

1
The number of DB Equity Units granted in 2008 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, Dr. von Heydebreck: 11,067, and Mr. Lamberti: 26,562. The number of DB Equity Units granted in 2007 to each member was determined by dividing such euro amounts by € 108.49, the closing price of our shares on February 1, 2007. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 34,749, Dr. Bänziger: 10,298, Mr. Di Iorio: 10,298, Dr. von Heydebreck: 15,577, and Mr. Lamberti: 15,577.

2	Member of the Management Board since May 4, 2006.

3	Member of the Management Board until May 24, 2007.
Management Board members did not receive any compensation for mandates on boards of our Group’s own companies.
The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and bonus up to a defined ceiling and accrues interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

In 2007, service cost for the aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 94,980 for Dr. von Heydebreck and € 307,905 for Mr. Lamberti. In 2006, service cost for the aforementioned pensions was € 389,403 for Dr. Ackermann, € 112,893 for Dr. Bänziger, € 85,918 for Mr. Di Iorio, € 238,937 for Dr. von Heydebreck and € 338,710 for Mr. Lamberti.
As of December 31, 2007, the pension accounts of the current Management Board members had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 414,094 for Mr. Di Iorio and € 3,770,174 for Mr. Lamberti. As of December 31, 2006, the pension accounts had the following balances: € 3,434,713 for Dr. Ackermann, € 158,668 for Dr. Bänziger, € 79,334 for Mr. Di Iorio and € 3,352,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.
If a current Management Board member leaves office he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2007 or on December 31, 2006, was for Dr. Ackermann € 2,825,000 and for Dr. Bänziger, Mr. Di Iorio and Mr. Lamberti € 1,150,000, respectively.
If a Management Board member, whose appointment was in force at the beginning of 2006, leaves after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. The transition payment ends no later than six months after the end of the General Meeting in the year in which the Board member reaches his 65th birthday.
Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of the appointment at our initiative, without us having been entitled to revoke the appointment or give notice of the service agreement for cause. The severance payment will be fixed by the Chairman´s Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).
If a Management Board member’s departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman´s Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).
The total compensation paid to former Management Board members or their surviving dependents in 2007 and 2006 amounted to an aggregate of € 33,479,343 and € 27,453,021, respectively.

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
EMPLOYEES
As of December 31, 2007, we employed a total of 78,291 staff members as compared to 68,849 as of December 31, 2006. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.
The following table shows our numbers of full-time equivalent employees as of December 31, 2007 and 2006.

Employees[1]	Dec 31, 2007	Dec 31, 2006

Germany	27,779	26,401

Europe (outside Germany), Middle East and Africa[2]	21,989	20,025

Asia/Pacific	15,080	10,723

North America[3]	13,088	11,369

Central & South America	355	331

Total employees	78,291	68,849

1	Full-time equivalent employees.

2	Includes Israel, Saudi Arabia and United Arab Emirates, formerly reported as part of Asia-Pacific.

3	Primarily the United States: North America includes Mexico, formerly reported as part of South America.
The number of our employees increased in 2007 by 9,442, or 13.7%, to 78,291. This increase is attributable mainly to the implementation of growth initiatives including acquisitions and the related expansion in the growth markets of the world. Excluding investments and divestments, the number of our employees increased by 6,726. Furthermore, jobs were created at less expensive locations, especially in the infrastructure groups. Most of the overall expansion, over 40%, took place in the growth markets of the Asia-Pacific region.
The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2007 and 2006.

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

—	Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)

—	Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft)
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

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
SHARE OWNERSHIP
MANAGEMENT BOARD
As of February 29, 2008 and February 28, 2007, respectively, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options.

Members of the Management Board		Number of	Number of	Number of
		shares	DB Equity Units[1]	Performance
				Options
Dr. Josef Ackermann	2008	275,421	192,945	–

	2007	232,903	176,208	–

Dr. Hugo Bänziger	2008	31,219	103,881	–

	2007	10,734	112,114	59,286

Anthony Di Iorio	2008	16,363	69,598	–

	2007	7,330	60,234	16,676

Hermann-Josef Lamberti	2008	74,445	86,491	–

	2007	55,385	78,989	30,697

Total	2008	397,448	452,915	–

Total	2007	306,352	427,545	106,659

1
Including the Restricted Equity Units Dr. Bänziger and Mr. Di Iorio received in connection with their employment by us prior to their appointment as members of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 397,448 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date. They held an aggregate of 306,352 of our shares on February 28, 2007, amounting to approximately 0.06 % of our shares issued on that date.
Members of the Management Board received Performance Options under the DB Global Partnership Plan in the years 2002 to 2004. Each Performance Options was accompanied by a Partnership Appreciation Right. No further Performance Options were granted after 2004. As of December 31, 2006 the current members of the Management Board held the following Performance Options:

	Exercise price in €	Number of
		Performance Options
Dr. Josef Ackermann	N/A	–

Dr. Hugo Bänziger	89.96	59,286

Anthony Di Iorio	89.96	6,854
	47.53	9,822

Hermann-Josef Lamberti	89.96	16,056
	76.61	14,641

N/A – Not applicable
All of the aforementioned Performance Options were exercised on May 25, 2007. The share price at exercise was € 111.46.
In 2007, compensation expense for long-term incentive components of compensation granted in the 2007 financial year and in prior years for their service on the Management Board was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio, € 1,434,133 for Dr. von Heydebreck and € 1,434,133 for Mr. Lamberti. In 2006, the corresponding compensation expense for these components was € 3,210,564 for Dr. Ackermann, € 1,440,380 for Dr. von Heydebreck and € 1,440,380 for Mr. Lamberti. Dr. Bänziger and Mr. Di Iorio joined the Management Board only in 2006 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in that year.
For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.
SUPERVISORY BOARD
As of February 29, 2008, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans, derivatives on our shares and options on our shares.

	Number of	Number of	Derivatives	Number of
Members of the Supervisory Board	shares	share grants		options
Dr. Clemens Börsig[1]	124,834	49,674	–	–

Dr. Karl-Gerhard Eick	–	–	–	–

Heidrun Förster	585	10	–	–

Ulrich Hartmann	–	–	–	–

Gerd Herzberg	–	–	–	–

Sabine Horn	61	10	–	–

Rolf Hunck	–	10,869	2,000	200

Sir Peter Job	–	–	–	–

Prof. Dr. Henning Kagermann	–	–	–	–

Ulrich Kaufmann	85	–	–	100

Peter Kazmierczak	20	10	–	–

Maurice Lévy	–	–	–	–

Henriette Mark	368	10	–	100

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–	–

Gabriele Platscher	729	–	–	–

Karin Ruck	94	8	–	100

Dr. Theo Siegert	–	–	–	–

Tilman Todenhöfer	300	–	–	–

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–	–

Leo Wunderlich	702	10	–	200

Total	128,073	60,601	2,000	700

1	Excluding 150 Deutsche Bank shares, pooled in a family-held partnership, in which Dr. Clemens Börsig has an interest of 25% .
As of February 29, 2008, the members of the Supervisory Board held 128,073 shares, amounting to less than 0.03 % of our shares issued on that date.
Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [31] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the “Number of Shares” column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the “Number of Share Grants” column.

20-F // ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
As listed in the “Number of Share Grants” column in the table, Dr. Clemens Börsig holds 49,674 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board; the granted shares are scheduled to be delivered to him in installments through August 2010. The share grants to Rolf Hunck were made in connection with his employment with us and consist of 7,937 shares granted under the Restricted Equity Units Plan, which are scheduled to be delivered to him in portions in August 2008, 2009 and 2010, and a further 2,922 shares granted under the DB Equity Units Plan, which are scheduled to be delivered to him in portions in February 2009, 2010, 2011 and 2012. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan in 2007, and are scheduled to be delivered on November 1, 2008.
The derivatives reflected in the table were acquired by Rolf Hunck in February 2008 and include a discount certificate on Deutsche Bank shares.
The options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2002 generally have a strike price of € 55.39, were exercisable since January 2, 2005, and have an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24, were exercisable since January 2, 2006, and have an expiration date of December 11, 2009. All options are with respect to our ordinary shares.
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
In accordance with German law, we disclose directors’ dealings in our shares and financial instruments based on them through the media prescribed by German law and through the Company Register (Unternehmensregister).
EMPLOYEE SHARE PROGRAMS
For a description of our employee share programs, please refer to Note [31] to the consolidated financial statements

Item 7: Major Shareholders and Related Party Transactions
MAJOR SHAREHOLDERS
On December 31, 2007, our issued share capital amounted to € 1,357,824,256 divided into 530,400,100 no par value ordinary registered shares.
On December 31, 2007, we had 360,785 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2007:
On February 29, 2008, a total of 64,286,742 of our shares were registered in the names of 1,470 shareholders resident in the United States. These shares represented 12.12 % of our share capital on that date. On December 31, 2006, a total of 53,196,752 of our shares were registered in the names of 1,460 shareholders resident in the United States. These shares represented 10.14 % of our share capital on that date.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

20-F // ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
As of February 29, 2008, we had been notified by the following investors holding 3 % or more of our shares: UBS AG, Switzerland, holds 4.07%, AXA S.A., France, holds 3.31 % and Barclays Global Investors UK Holdings Limited, United Kingdom, holds 3.09%.
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

RELATED PARTY TRANSACTIONS
We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to Note [38] of the consolidated financial statements.
We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2007 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2007, there have been and currently are loans, guarantees and commitments, which totaled € 3.0 billion (including loans of € 1.8 billion) as of January 31, 2008. All these credit exposures
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

RELATED PARTY NONACCRUAL LOANS
In addition to our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.
As of December 31, 2007, we had a loan to a single related party, in which we held a participation of 10 % or more of its voting rights, which was classified as nonaccrual and may, therefore, exhibit more than normal risk of collectibility or present other unfavorable features. As of January 31, 2008, this exposure reflected a real estate financing loan of € 22 million with contractual interest of 6.27 % per annum, though interest accrual has ceased, and guarantees, bearing no interest, which were honored after the company filed for liquidation. Nonaccrual loans to related parties were down € 17 million, or 44%, from January 31, 2007. The largest amount outstanding during the period from January 1, 2007 to January 31, 2008 was € 22 million.
We have not disclosed the name of the related party customer described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and such customer has not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.

INTERESTS OF EXPERTS AND COUNSEL
Not required because this document is filed as an annual report.

20-F // ITEM 8: FINANCIAL INFORMATION
Item 8: Financial Information
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-4.
LEGAL PROCEEDINGS
GENERAL. Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses, including as specifically described below. In accordance with applicable accounting requirements, we provide for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and our final liabilities may ultimately be materially different. Our total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, our experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on our consolidated operating results for a particular reporting period, we believe that it will not materially affect our consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is our belief that the reasonably possible losses relating to each such claim in excess of our provisions are either not material or not estimable.
IPO ALLOCATION LITIGATION. Deutsche Bank Securities Inc. (“DBSI”), our U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. Plaintiffs have filed amended complaints and motions to certify classes in the “test” cases. In the putative antitrust class action, the defendants’ motion to dismiss the complaint was granted on November 3, 2003. On September 28, 2005, the U.S. Court of Appeals for the Second Circuit vacated the dismissal. On June 18, 2007, the U.S. Supreme Court reversed the Second Circuit ruling, thereby terminating the antitrust action.

ENRON LITIGATION. Deutsche Bank AG and certain of its affiliates are collectively involved in a number of lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities (“Enron”). These lawsuits include a class action brought on behalf of shareholders of Enron, captioned Newby v. Enron Corp., which purported to allege claims against, among others, Deutsche Bank and certain of its affiliates under federal securities laws. On June 5, 2006, the court dismissed all of the claims in the Newby action against Deutsche Bank and its affiliates. On June 21, 2006, the lead plaintiff in Newby filed a motion requesting the court to reconsider the dismissal of Deutsche Bank and its affiliates from Newby. On February 8, 2007, the court denied the lead plaintiff’s motion for reconsideration.
Also, an adversary proceeding was brought by Enron in the bankruptcy court against, among others, Deutsche Bank and certain of its affiliates. In this proceeding, Enron sought damages from the Deutsche Bank entities under various common law theories, sought to avoid certain transfers to the Deutsche Bank entities as preferential or fraudulent, and sought to subordinate certain of the claims made by the Deutsche Bank entities in the Enron bankruptcy. The adversary proceeding was settled in December 2007.
There are also individual actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank and certain of its affiliates.
TAX-RELATED PRODUCTS. Deutsche Bank, along with certain affiliates, and current and former employees, have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 59 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 28 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institu-

20-F // ITEM 8: FINANCIAL INFORMATION
tion”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing.
KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In our view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.1 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In our view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
PHILIPP HOLZMANN AG. Philipp Holzmann AG (“Holzmann”) was a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank’s Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks’ extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. The restructuring package amounted to about € 1.6 billion, of which Deutsche Bank’s participation was € 547 million. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH (“imbau”), filed for insolvency. As a result of this insolvency, the administrator for Holzmann had asserted claims against Deutsche Bank because of its role as lender to the Holzmann group prior to and after the re-

structuring and as leader of the consortium of banks which supported the restructuring, including claims that amounts repaid to the banks constituted voidable preferences that should be returned and claims of lender liability resulting from the banks’ support for an allegedly infeasible restructuring. We and the other banks resolved these claims in out-of-court settlements in December 2007.
Further, several parties filed lawsuits against Deutsche Bank. The administrator for imbau filed a lawsuit in August 2004 alleging that payments (including interest) of € 77 million received by Deutsche Bank in respect of a loan made to imbau until 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages of € 53 million because of Deutsche Bank’s allegedly unlawful support of Holzmann’s 1999/2000 restructuring. The lawsuit which Gebema N.V. had filed in 2000, seeking compensation for alleged damages of € 187 million on grounds of alleged deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998, was resolved amicably in October 2007.
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
In addition, following the Parmalat insolvency, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including Deutsche Bank and Deutsche Bank SpA, and some of their employees. Trial before the Court of Milan (Second Criminal Section) commenced in January 2008.
DIVIDEND POLICY
We generally pay dividends each year, and expect to continue to do so in the near future. However, we may not pay dividends in the future at rates we have paid them in previous years. If we are not profitable, we may not pay dividends at all.
Under German law, our dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche

20-F // ITEM 8: FINANCIAL INFORMATION
Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. For treasury shares a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders’ meeting so resolves. The shareholders’ meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit. If we fail to meet the capital adequacy requirements under the Banking Act on a nonconsolidated or a consolidated basis, or if we fail to meet the liquidity requirements under the Banking Act (see “Item 4: Information on the Company – Regulation and Supervision in Germany”), the BaFin may suspend or limit the payment of dividends.
We declare dividends at the Annual General Meeting and pay them once a year. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.

SIGNIFICANT CHANGES
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2007.

Item 9: The Offer and Listing
OFFER AND LISTING DETAILS
Our share capital consists of ordinary shares issued in registered form without par value. Under German law, shares without par value are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.
The principal trading market for our shares is the Frankfurt Stock Exchange. We maintain a share register in Frankfurt am Main and, for the purposes of trading our shares on the New York Stock Exchange, a share register in New York.
All shares on German stock exchanges trade in euro. The following table sets forth, for the calendar periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the Frankfurt Stock Exchange and the high, low and period-end quotation for the DAX® (Deutscher Aktienindex) index, the principal German share index. All high and low quotations are based on intraday prices. The DAX is a continuously updated, capital-weighted performance index of 30 major German companies. The DAX includes shares selected on the basis of stock exchange turnover and market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends, as well as for changes in the available free float.

	Our shares				DAX®-Index
	Price per share			Average daily
	High	Low	Period end	trading volume	High	Low	Period end
	(in € )	(in € )	(in € )	(in thousands of
				shares)
Monthly 2008:
February	78.55	71.80	74.26	7,988.77	7,079.74	6,655.65	6,748.13
January	89.80	67.00	75.16	10,077.28	8,100.64	6,384.40	6,851.75

Monthly 2007:
December	92.31	86.50	89.40	4,978.21	8,117.79	7,777.40	8,067.32
November	92.19	81.33	89.79	7,299.38	8,038.41	7,444.62	7,870.52
October	96.72	85.52	92.05	6,471.60	8,063.83	7,770.05	8,019.22
September	95.31	87.16	90.38	8,772.27	7,882.18	7,369.70	7,861.51

Quarterly 2007:
Fourth Quarter	96.72	81.33	89.40	6,355.85	8,117.79	7,444.62	8,067.32
Third Quarter	109.80	87.16	90.38	8,113.83	8,151.57	7,190.36	7,861.51
Second Quarter	118.51	99.55	107.81	4,957.13	8,131.73	6,891.80	8,007.32
First Quarter	110.00	90.60	100.84	4,767.51	7,040.20	6,437.25	6.917.03

Quarterly 2006:
Fourth Quarter	103.29	94.00	101.34	3,854.14	6,629.33	5,944.57	6,596.92
Third Quarter	95.81	82.39	95.16	3,744.65	6,031.55	5,365.06	6,044.33
Second Quarter	100.20	80.74	88.00	5,168.40	6,162.37	5,243.71	5,683.31
First Quarter	96.19	81.17	94.25	4,047.81	5,993.90	5,290.49	5,970.08

Annual:
2007	118.51	81.33	89.40	6,062.94	8,151.57	6,437.25	8,067.32
2006	103.29	80.74	101.34	4,195.14	6,629.33	5,243.71	6,596.92
2005	85.00	60.90	81.90	3,709.96	5,469.96	4,157.51	5,408.26
2004	77.77	52.37	65.32	4,066.27	4,272.18	3,618.58	4,256.08
2003	66.04	32.97	65.70	4,923.58	3,996.28	2,188.75	3,965.16

Note: All data is based on Orderbuchstatistik (Xetra).

20-F // ITEM 9: THE OFFER AND LISTING
On February 29, 2008, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 74.26 per share and the closing quotation of the DAX Index was 6,748.13. Our shares represented 5.6 % of the DAX Index on that date.
Since October 3, 2001 our shares have also traded on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the New York Stock Exchange.

	Our shares
	Price per share			Average daily
	High	Low	Period end	trading volume
	(in U.S.$ )	(in U.S.$ )	(in U.S.$ )	(in number of
				shares)
Monthly 2008:
February	116.99	106.81	110.96	417,695
January	130.79	104.12	112.64	570,733

Monthly 2007:
December	135.49	124.75	129.41	256,920
November	133.86	120.12	131.75	390,162
October	135.98	122.60	133.76	283,048
September	132.21	121.69	128.39	311,195

Quarterly 2007:
Fourth Quarter	135.98	120.12	129.41	310,030
Third Quarter	149.42	120.24	128.39	325,394
Second Quarter	159.73	133.15	144.74	122,400
First Quarter	142.69	120.02	134.54	149,464

Quarterly 2006:
Fourth Quarter	134.71	119.79	133.24	93,052
Third Quarter	121.25	103.37	120.70	134,932
Second Quarter	127.74	102.02	112.50	135,844
First Quarter	116.71	97.18	114.24	114,147

Annual:
2007	159.73	120.02	129.41	227,769
2006	134.71	97.18	133.24	119,515
2005	100.41	76.16	96.87	93,537
2004	94.99	64.70	89.01	89,483
2003	82.62	36.44	82.21	96,537

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
FRANKFURT STOCK EXCHANGE
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the eight German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 96.45 % of the total turnover in exchange-traded shares in Germany in 2007 (including 91.94 % of the total turnover which is accounted for by Xetra in 2007). According to the World Federation of Exchanges, Deutsche Börse AG was the sixth largest stock exchange in the world in 2007 measured by total value of share trading (including investment funds), after the New York Stock Exchange, NASDAQ, London, Tokyo and Euronext.
As of December 31, 2007, the shares of 9,741 companies traded on the various market segments of the Frankfurt Stock Exchange. Of these, 1,045 were German companies and 8,696 were non-German companies.
The prices of actively-traded securities, including our shares, are continuously quoted on the Frankfurt Stock Exchange floor between 9:00 a.m. and 8:00 p.m., Central European time, each bank business day. Most securities listed on the Frankfurt Stock Exchange are traded on the auction market. Securities also trade in interbank dealer markets, both on and off the Frankfurt Stock Exchange. The price of securities on the Frankfurt Stock Exchange is determined by open outcry and noted by publicly commissioned stockbrokers. These publicly commissioned stockbrokers are members of the exchange but do not, as a rule, deal with the public.
The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://www.deutsche-boerse.com under the heading: “Market Data & Analytics – Trading Statistics + Analyses – Spot Market Statistic – Order Book Statistics”.
Our shares trade on Xetra (Exchange Electronic Trading) in addition to trading on the auction market. Xetra is an electronic exchange trading platform operated by Deutsche Börse AG. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Xetra is available between 9:00 a.m. and 5:30 p.m. Central European time, each bank business day to brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors are permitted to trade on Xetra through their banks or brokers.
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

20-F // ITEM 9: THE OFFER AND LISTING
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

EXCHANGE CONTROLS
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Burma/Myanmar, Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Iran, Iraq, Liberia, North Korea, Sudan and Zimbabwe, as well as persons associated with terrorism, the Taliban, Slobodan Milosevic, the deceased former president of Serbia and Yugoslavia, and President Alexander Lukashenko and certain other officials of Belarus.
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

20-F // ITEM 10: ADDITIONAL INFORMATION
the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:
—	the beneficial owner of shares (and of the dividends paid with respect to the shares);

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
The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock and persons whose “functional currency” is not the U.S. dollar. The summary is based on laws, treaties and regulatory interpretations in effect on the date hereof, all of which are subject to change. Generally, there are no changes to this taxation under the new protocol to the Treaty of June 1, 2006, which was ratified and, thus, entered into force on December 28, 2007, with the exception that U.S. pension funds will be exempt from German dividend withholding tax under the new protocol to the Treaty. The changes in the Treaty have retroactive effect, in respect of taxes withheld at source, for amounts paid or credited on or after January 1, 2007. Furthermore taxpayers can apply the provisions of the existing 1989 Treaty, unmodified, for 12-month transitional period starting from January 1, 2007 until December 31, 2007.
Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, including the effect of any state, local, or other national laws.
TAXATION OF DIVIDENDS
Dividends that we pay are subject to German withholding tax at an aggregate rate of 21.1% (consisting of a 20 % withholding tax and a 1.1 % surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 6.1% in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 78.9, may claim a refund from the German tax authorities of 6.1 and, therefore, receive a total cash payment of 85 (i.e., 85 % of the declared dividend). For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100.
In 2007, a change in the German withholding tax law was enacted. Effective January 1, 2009, a withholding tax at an aggregate rate of 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) will apply to dividends. For individual German tax residents, the withholding tax (including an additional church tax charge if applicable) represents, generally, the full and final tax burden applicable to the dividends.
The German rules provide that a dividend received by corporations, and half of the dividend received by individuals, will be exempt from German tax. Since 2004, 5 % of such dividends received by corporations from both domestic and foreign shareholdings is treated as non-deductible expense for corporation tax purposes. These rules apply regardless of whether a shareholder is a tax resident of Germany or a nonresident, if the shares form part of the assets of a permanent establishment or fixed base that the nonresident maintains in Germany. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to a U.S. resident as described above.
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
Subject to certain exceptions our dividends received by an individual before January 1, 2011 will be subject to U.S. taxation at a maximum rate of 15%. This lower rate applies to our dividends only if the shares in respect of which such dividend is paid have been held by the U.S. resident individual for at least 61 days during the 121 day period beginning 60 days before the ex-dividend date. Periods during which a U.S. resident individual hedges a position in its shares or related property may not count for purposes of the holding period test. Our dividends also would not be eligible for the lower rate if a U.S. resident individual elects to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. A U.S. resident individual should consult its own tax advisor regarding the availability of the reduced dividend rate in light of its own particular circumstances.
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

20-F // ITEM 10: ADDITIONAL INFORMATION
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
A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. Requests for certification are to be made in writing or by faxing a request and must include the U.S. resident’s name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of the U.S. resident’s last filed tax return. If the U.S. resident desires a “current year” Form 6166, its Form 6166 request must include a penalties of perjury statement, which has been signed by it in the current year under penalties of perjury, certifying that (i) it is a resident of the United States currently, and (ii) it will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 it must use IRS Form 8802 (which will not be processed unless a user fee is paid). Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.
A simplified refund procedure is available if a U.S. resident holds its shares through banks and brokers participating in the Depository Trust Company. These arrangements have been made on a trial basis and may be amended or revoked at any time in the future. If the U.S. resident’s bank or broker elects to participate in the simplified procedure, the Depository Trust Company will perform administrative functions necessary to claim the Treaty refund for it. In this case, its broker will report to the Depository Trust Company the number of shares that it holds together with the number of shares held by other holders that are also eligible to claim Treaty refunds. The Depository Trust Company will then prepare and file a combined claim for refund with the German tax authorities. The combined claim need not include evidence of a U.S. resident’s entitlement to Treaty benefits.
Under audit procedures that apply for several years, the German tax authorities may require banks and brokers to provide evidence regarding the entitlement of their clients to Treaty benefits. In the event of such an audit, brokers must submit to the German tax authorities a list containing names and addresses of the relevant holders of shares, and the official certification on IRS Form 6166 with respect to the last filed United States federal income tax return of those holders. Banks and brokers participating in the Depository Trust Company arrangements may require a U.S. resident to provide documentation evidencing its eligibility for Treaty benefits prior to any audit.

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

20-F // ITEM 10: ADDITIONAL INFORMATION
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

—
We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.

—	The structure of our legal, risk & capital function is closely aligned with the structure of our group divisions.

—	The legal, risk & capital function is independent of our group divisions.
RISK AND CAPITAL MANAGEMENT ORGANIZATION
Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group. In 2007, we merged the legal and compliance departments with the existing risk and capital management function to form an integrated legal, risk & capital function.
Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The two Deputy Chief Risk Officers who report directly to the Chief Risk Officer are among the voting members of our Risk Executive Committee.
Dedicated legal, risk & capital units are established with the mandate to:

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
The Group Reputational Risk Committee (GRRC) is an official sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.
Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards.

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

—	LIQUIDITY RISK is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

—
OPERATIONAL RISK is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

REPUTATIONAL RISK
Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public’s trust in our organization.
BUSINESS RISK
Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.
INSURANCE SPECIFIC RISK
Our exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007. We also hold an equity investment in Paternoster Limited, which is a regulated insurance company taking on the risks associated with companies’ final salary/defined pension schemes and assuming the responsibility for paying their pensioners into the future by writing annuity contracts. We are therefore exposed to the following insurance-related risks.
—
MORTALITY AND MORBIDITY RISKS – higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims, respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.

—
LONGEVITY RISK – faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends.

—
EXPENSES – policies cost more/less to administer than expected. These are monitored by an analysis of our actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by us having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

—	PERSISTENCY – higher/lower than expected percentage of lapsed policies. Our persistency rates are annually assessed by reference to appropriate risk factors.

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

—
EXPECTED LOSS. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed loss allowance included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

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

—
STRESS TESTING. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.

—
REGULATORY RISK REPORTING. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note [36] of the consolidated financial statements.

CREDIT RISK
Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:
—	In all our group divisions consistent standards are applied in the respective credit decision processes.

—	The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies.

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
We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate all our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.
CREDIT LIMITS
Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.
MONITORING DEFAULT RISK
We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.
MONITORING TRADED CREDIT RISK
We monitor corporate default exposures in our developed markets’ trading book with a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Positions outside of this scope continue to be risk managed by our respective credit and market risk units.
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

—
to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

The notional amount of LEMG’s risk reduction activities increased by 23 % from € 38.3 billion as of December 31, 2006, to € 47.0 billion as of December 31, 2007.
As of year-end 2007, LEMG held credit derivatives with an underlying notional amount of € 31.6 billion. This position totaled € 24.8 billion as of December 31, 2006.
The credit derivatives used for our portfolio management activities are accounted for at fair value.
LEMG also mitigated the credit risk of € 15.3 billion of loans and lending-related commitments as of December 31, 2007, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 13.4 billion as of December 31, 2006. LEMG further mitigated € 74 million of loans and lending-related commitments as of December 31, 2007 by way of credit-linked notes. This position totaled € 121 million as of December 31, 2006. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.

Our adoption of IFRS in 2007 enabled LEMG to utilize the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this standard are met. As of December 2006, LEMG had € 33.8 billion of notional loans and commitments designated to be reported at fair value. The notional amount of loans and commitments reported at fair value increased during 2007 to € 44.7 billion as new deals were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.
CREDIT EXPOSURE
We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, commitments, contingent liabilities and over-the-counter (“OTC”) derivatives:
—	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.

—	“Commitments” consist of the undrawn portion of irrevocable lending-related commitments.

—	“Contingent Liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.

—
“OTC Derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 37.8 billion at December 31, 2007 and € 32.3 billion at December 31, 2006, forward committed repurchase and reverse repurchase agreements of € 56.3 billion at December 31, 2007 and € 33.2 billion at December 31, 2006, “tradable assets” which include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale, of € 457.7 billion at December 31, 2007 and € 395.8 billion at December 31, 2006 as well as loans designated at fair value, of € 21.5 billion at December 31, 2007 and € 6.2 billion at December 31, 2006.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile	Loans[1]		Irrevocable Lending		Contingent liabilities		OTC derivatives[3]			Total
by region			Commitments[2]
	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec
in € m.	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006
Eastern Europe	4,334	2,608	1,694	1,273	1,479	827	989	742	8,496	5,450

Western Europe	141,572	131,830	47,948	52,902	29,021	28,212	47,956	29,328	266,496	242,272

Africa	747	616	224	117	801	355	595	437	2,366	1,525

Asia/Pacific	15,006	12,591	9,688	10,753	5,672	3,331	8,887	7,334	39,253	34,009

North America	37,087	30,937	68,495	75,552	12,407	10,013	37,776	19,145	155,766	135,647

Central and South America	1,754	1,538	375	628	480	308	1,035	973	3,643	3,447

Other[4]	97	74	87	107	46	–	643	253	873	434

Total	200,597	180,194	128,511	141,331	49,905	43,047	97,881	58,212	476,894	422,784

1	Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.

2	Includes Irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.

3	Includes the effect of master agreement netting for OTC derivatives where applicable.

4	Includes supranational organizations and other exposures that we have not allocated to a single region.
The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile	Loans[1]		Irrevocable Lending		Contingent liabilities		OTC derivatives[3]			Total
by industry sector			Commitments[2]
	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec
in € m.	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006
Banks and insurance	12,850	12,364	28,286	35,726	11,005	8,216	61,052	37,457	113,193	93,764

Manufacturing	16,067	13,727	24,271	24,364	11,508	9,658	3,608	2,645	55,454	50,394

Households	70,863	69,583	3,784	3,730	1,724	1,228	1,497	780	77,867	75,321

Public sector	5,086	4,153	1,023	2,411	888	686	5,553	4,231	12,550	11,481

Wholesale and retail trade	8,916	10,515	5,840	5,373	3,496	2,533	854	809	19,105	19,230

Commercial real estate activities	16,476	14,042	3,144	3,560	1,902	1,933	461	540	21,983	20,075

Other[4]	70,339	55,810	62,162	66,166	19,383	18,792	24,857	11,750	176,740	152,519

Total	200,597	180,194	128,511	141,331	49,905	43,047	97,881	58,212	476,894	422,784

1	Includes IFRS impaired loans amounting to € 2.6 billion as of December 31, 2007 and € 2.7 billion as of December 31, 2006.

2	Includes Irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.

3	Includes the effect of master agreement netting for OTC derivatives where applicable.

4	Loan exposures for Other include lease financing.
Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 6 % of our aggregated total credit exposure in these categories as of December 31, 2007. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

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

CORPORATE CREDIT EXPOSURE
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.
This table reflects an increase in our corporate loan book, as well as a continued good quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2007 compared to 2006 reflects our continued tight credit discipline. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 65 % at December 31, 2006 to 70 % at December 31, 2007.

Corporate credit exposure	Loans[1]		Irrevocable Lending		Contingent liabilities		OTC derivatives[3]			Total
credit risk profile			Commitments[2]
by creditworthiness category	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec	Dec
in € m.	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006
AAA–AA	22,765	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427

A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757

BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436

BB	26,590	26,301	25,316	26,536	9,146	6,170	10,018	5,351	71,069	64,358

B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175

CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931

Total	120,228	106,494	128,511	141,331	49,905	43,047	97,881	58,212	396,525	349,084

1	Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.

2	Includes Irrevocable lending commitments related to consumer credit exposure of € 2.7 billion as of both December 31, 2007 and December 31, 2006.

3	Includes the effect of master agreement netting for OTC Derivatives where applicable.
CONSUMER CREDIT EXPOSURE
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	(in € m.)		as a % of total exposure		as a % of total exposure
	Dec	Dec	Dec	Dec	Dec	Dec
	31, 2007	31, 2006	31, 2007	31, 2006	31, 2007	31, 2006
Consumer credit exposure Germany:	56,504	53,446	1.68%	1.90%	0.64%	0.59%
Consumer and small business financing	14,489	12,261	1.96%	2.21%	1.76%	1.53%
Mortgage lending	42,015	41,185	1.58%	1.80%	0.26%	0.31%

Consumer credit exposure outside Germany	23,864	20,253	1.24%	1.04%	0.55%	0.38%

Total consumer credit exposure[1]	80,368	73,699	1.55%	1.66%	0.62%	0.53%

1	Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
The volume of our consumer credit exposure rose by € 6.7 billion, or 9%, from 2006 to 2007, driven both by the volume growth of our portfolio outside Germany (up € 3.6 billion) with strong growth in Italy (up € 1.7 billion), Spain (up € 1.0 billion) and Poland (up € 608 million) as well as in Germany due to the first time consolidation of Berliner Bank (up € 1.7 billion). Total net credit costs as a percentage of total exposure increased overall compared to 2006 reflecting our strategy to invest in higher margin consumer finance business. In Germany the increase in net credit costs for the consumer and small business finance was driven by the loans acquired in the norisbank and Berliner Bank acquisitions and was only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was driven mainly by our consumer finance business in Italy. Loans delinquent by 90 days or more decreased in Germany, from 1.90 % to 1.68 % reflecting the business growth and our disciplined risk management. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.
CREDIT EXPOSURE FROM DERIVATIVES
To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swaps and Derivatives Association’s master agreements for derivatives) with our clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty’s default, resulting in a single net claim against the counterparty (called “close-out netting”). For parts of our derivatives business we also enter into payment netting agreements under which we set off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing our principal risk.
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
As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).
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

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2007.

Dec 31, 2007	Notional amount maturity distribution				Positive	Negative	Net
	Within	> 1 and	After five		market	market	market
in € m.	one year	≤ 5 years	years	Total	value	value	value
Interest-rate-related transactions:

OTC products:
FRAs	2,528,018	136,002	514	2,664,534	1,631	(1,777)	(146)
Interest rate swaps (single currency)	10,152,957	10,751,638	8,353,640	29,258,235	289,573	(293,223)	(3,649)
Purchased interest rate options	153,287	577,440	757,539	1,488,266	34,876	–	34,876
Written interest rate options	282,071	609,398	855,179	1,746,647	–	(37,798)	(37,798)
Other interest rate trades	–	–	–	–	–	–	–

Exchange-traded products:
Interest rate futures	415,050	99,189	867	515,106	–	–	–
Purchased interest rate options	155,816	13,494	–	169,310	352	–	352
Written interest rate options	93,063	18,640	–	111,703	–	(300)	(300)

Sub-total	13,780,263	12,205,800	9,967,738	35,953,801	326,432	(333,098)	(6,666)

Currency-related transactions:

OTC products:
Forward exchange trades	607,058	47,826	4,159	659,043	9,148	(9,077)	71
Cross currency swaps	1,797,862	569,054	379,216	2,746,132	47,709	(48,683)	(974)
Purchased foreign currency options	362,173	85,209	23,969	471,352	12,035	–	12,035
Written foreign currency options	382,422	88,371	25,449	496,242	–	(11,764)	(11,764)

Exchange-traded products:
Foreign currency futures	9,652	597	35	10,285	–	–	–
Purchased foreign currency options	2,606	10	–	2,616	13	–	13
Written foreign currency options	1,401	–	–	1,401	–	(36)	(36)

Sub-total	3,163,174	791,068	432,828	4,387,071	68,905	(69,560)	(655)

Equity/index-related transactions:

OTC products:
Equity forward	2,816	–	–	2,816	47	(24)	23
Equity/index swaps	95,637	37,668	8,633	141,938	6,048	(5,685)	363
Purchased equity/index options	147,055	93,230	23,686	263,970	39,385	–	39,385
Written equity/index options	156,430	119,771	35,365	311,566	–	(47,533)	(47,533)

Exchange-traded products:
Equity/index futures	42,090	–	–	42,090	–	–	–
Equity/index purchased options	182,829	63,994	9,778	256,601	20,393	–	20,393
Equity/index written options	172,540	64,863	11,967	249,370	–	(24,194)	(24,194)

Sub-total	799,397	379,526	89,428	1,268,351	65,873	(77,436)	(11,563)

Credit derivatives	236,587	3,428,971	1,492,936	5,158,493	119,238	(106,410)	12,828

Other transactions:

OTC products:
Precious metal trades	53,091	33,606	5,287	91,984	5,684	(4,456)	1,227
Other trades	108,803	186,371	8,565	303,739	17,831	(18,084)	(253)

Exchange-traded products:
Futures	17,723	7,028	37	24,788	66	(87)	(22)
Purchased options	12,402	5,525	10	17,938	1,560	–	1,560
Written options	12,113	5,289	156	17,558	–	(1,712)	(1,712)

Sub-total	204,132	237,819	14,055	456,006	25,140	(24,339)	801

Total OTC business	17,066,267	16,764,555	11,974,136	45,804,957	583,204	(584,514)	(1,309)

Total exchange-traded business	1,117,286	278,629	22,850	1,418,765	22,384	(26,329)	(3,945)

Total	18,183,553	17,043,184	11,996,986	47,223,723	605,588	(610,843)	(5,255)

Positive market values after netting agreements					120,265

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
DISTRIBUTION RISK
We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. Our largest distribution risk relates to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).
For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The potential price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.
The market dislocation in 2007 resulted in a repricing of risk and the constraint of liquidity. In turn, that led to delays in distribution of our loan and bond commitments in these businesses, and a necessity to mark-down the value of certain of these holdings.
As of December 31, 2007, we had total commitments of € 36.2 billion outstanding in our Leveraged Finance business. Thereof, € 15.3 billion were funded and € 20.9 billion unfunded. In 2007 we recorded total write downs on these positions amounting to € 759 million, net of fees and gains on sales.
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

—	HIGHLY-STRESSED EVENT RISK SCENARIOS. We use stress testing to measure potential risks on our trading positions and view these as market risk.
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

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee, a sub-committee of our Risk Executive Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.
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

Emerging Markets net counterparty exposure

in € m.	Dec 31, 2007	Dec 31, 2006
Total net counterparty exposure	22,000	11,511

Total net counterparty exposure (excluding OTC derivatives)	16,580	8,895

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure

in € m.	Dec 31, 2007	Dec 31, 2006
Africa	508	352

Asia (excluding Japan)	3,277	1,558

Eastern Europe	1,856	1,079

Latin America	658	411

Middle East	2,931	1,492

Total Emerging Markets net transfer risk exposure	9,230	4,892

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.
As of December 31, 2007, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 9.2 billion, an increase of 89%, or € 4.3 billion, from December 31, 2006. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
For a review of our cross-border outstandings calculated in accordance with the rules of the Securities and Exchange Commission, see “Foreign Outstandings” on page S-12.
PROBLEM LOANS
In keeping with SEC industry guidance, we continue to monitor and report problem loans.
Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.
In addition, as of December 31, 2007, we had loans of € 7 million available for sale and € 1 million of lease financing transactions that were nonperforming. These amounts are not included in our total problem loans.
The following table presents the components of our December 31, 2007 and December 31, 2006 problem loans and IFRS impaired loans.

	Dec 31, 2007			Dec 31, 2006
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	1,702	1,129	2,831	1,828	1,092	2,920

Loans 90 days or more past due and still accruing	30	191	220	4	181	185

Troubled debt restructurings	93	–	93	109	–	109

Total problem loans	1,824	1,320	3,144	1,941	1,273	3,214

Thereof: IFRS impaired loans	1,516	1,129	2,645	1,625	1,092	2,717

The € 70 million decrease in our total problem loans in 2007 was due to € 752 million of gross charge-offs, a € 26 million decrease as a result of exchange rate movements and a € 708 million net increase of problem loans. The reduction in problem loans is fully attributable to our individually assessed loans with gross charge-offs of € 244 million, net increases of € 153 million and a € 26 million decrease as a result of exchange rate movements. In the collectively assessed loan portfolio, charge-offs of € 508 million were more than offset by net increases of € 555 million. Included in the € 1.3 billion of collectively assessed problem loans as of December 31, 2007 are € 1.2 billion of loans that are 90 days or more past due as well as € 147 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.
Our commitments to lend additional funds to debtors with problem loans amounted to € 129 million as of December 31, 2007, an increase of € 83 million compared to December 31, 2006. Of these commitments € 1 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 3 million compared to December 31, 2006.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2007	Dec 31, 2006
Nonaccrual loans:
German	1,913	2,167
Non-German	918	753

Total nonaccrual loans	2,831	2,920

Loans 90 days or more past due and still accruing:
German	199	183
Non-German	21	2

Total loans 90 days or more past due and still accruing	220	185

Troubled debt restructurings:
German	49	85
Non-German	44	24

Total troubled debt restructurings	93	109

NONACCRUAL LOANS
We place a loan on nonaccrual status if:
—	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or

—	the accrual of interest should be ceased according to management’s judgment as to collectibility of contractual cash flows.
When a loan is placed on nonaccrual status, the recorded investment in the loan includes accrued interest. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.
As of December 31, 2007, our nonaccrual loans totaled € 2.8 billion, a net decrease of € 89 million, or 3%, from 2006. The net decrease in nonaccrual loans took place substantially in our individually assessed loans driven by charge-offs more than offsetting net increases, and a decrease as a result of exchange rate movements.
LOANS NINETY DAYS OR MORE PAST DUE AND STILL ACCRUING
These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.
In 2007, our 90 days or more past due and still accruing loans increased by € 35 million, or 19%, from 2006.
TROUBLED DEBT RESTRUCTURINGS
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position on terms that we would not otherwise consider.
If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.
In 2007, the volume of troubled debt restructurings decreased by € 16 million, or 15%, from 2006.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
IMPAIRED LOANS
Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
As of December 31, 2007, our impaired loans totaled € 2.6 billion, a net decrease of € 72 million, or 3%, from 2006. The net decrease in impaired loans took place substantially in our corporate loans driven by charge-offs more than offsetting net increases and a decrease as a result of exchange rate movements.
CREDIT LOSS EXPERIENCE AND ALLOWANCE FOR LOAN LOSSES
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance. We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess collectively impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.
INDIVIDUALLY ASSESSED LOSS ALLOWANCE
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
We regularly re-evaluate all credit exposures that have already been individually provided for, as well as all credit exposures that appear on our watchlist.

COLLECTIVELY ASSESSED LOSS ALLOWANCE
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:
—
The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.

—
The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.

—
The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.

Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.
All impaired loans are reviewed for changes to the recoverable amount. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.
CHARGE-OFF POLICY
When we consider that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan together with the associated allowance is charged-off.

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

in € m. (except percentages)	Dec 31, 2007		Dec 31, 2006
German:
Individually assessed loan loss allowance:
Banks and insurance	–	–	–	1%
Manufacturing	176	4%	246	4%
Households (excluding mortgages)	24	6%	26	7%
Households – mortgages	5	17%	10	18%
Public sector	–	2%	–	1%
Wholesale and retail trade	88	2%	109	2%
Commercial real estate activities	127	5%	160	6%
Other	189	6%	172	8%

Individually assessed loan loss allowance German total	609		723

Collectively assessed loan loss allowance	481		443

German total	1,090	42%	1,166	46%

Non-German:
Individually assessed loan loss allowance	321		262
Collectively assessed loan loss allowance	294		242

Non-German total	615	58%	504	54%

Total allowance for loan losses	1,705	100%	1,670	100%

Total individually assessed loan loss allowance	930		985

Total collectively assessed loan loss allowance	775		684

Total allowance for loan losses	1,705		1,670

MOVEMENTS IN THE ALLOWANCE FOR LOAN LOSSES
We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement.
The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

	2007			2006
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	985	684	1,670	1,124	708	1,832

Provision for loan losses	146	505	651	16	336	352

Net charge-offs	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(52)	(36)	(88)	(39)	(32)	(70)

Balance, end of year	930	775	1,705	985	684	1,670

The following table sets forth a breakdown of the movements in our allowance for loan losses by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	2007	2006
Balance, beginning of year	1,670	1,832

Charge-offs:

German:
Banks and insurance	(1)	(2)
Manufacturing	(58)	(78)
Households (excluding mortgages)	(287)	(244)
Households – mortgages	(26)	(35)
Public sector	–	–
Wholesale and retail trade	(28)	(40)
Commercial real estate activities	(41)	(96)
Lease financing	–	–
Other	(76)	(102)

German total	(518)	(596)

Non-German:
Excluding lease financing	(232)	(135)
Lease financing only	(2)	(1)

Non-German total	(234)	(136)

Total charge-offs	(752)	(732)

Recoveries:

German:
Banks and insurance	1	1
Manufacturing	21	19
Households (excluding mortgages)	63	46
Households – mortgages	–	8
Public sector	–	–
Wholesale and retail trade	10	9
Commercial real estate activities	9	16
Lease financing	–	–
Other	49	56

German total	153	155

Non-German:
Excluding lease financing	71	133
Lease financing only	1	–

Non-German total	72	133

Total recoveries	225	288

Net charge-offs	(527)	(444)

Provision for loan losses	651	352

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(88)	(70)

Balance, end of year	1,705	1,670

Percentage of total net charge-offs to average loans for the year	0.28%	0.25%

Our allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported for the end of 2006.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
Our gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3%, from 2006. Of the charge-offs for 2007, € 244 million were related to our corporate credit exposure, and € 508 million were related to our consumer credit exposure.
Our provision for loan losses in 2007 was € 651 million, up € 299 million, or 85%, primarily related to a single counterparty relationship in our Corporate and Investment Bank Group Division and our consumer finance growth strategy. In 2007, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.
Our individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6%, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate movements and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of our total allowance for loan losses.
Our collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by our smaller-balance standardized homogeneous loan portfolio.
Our allowance for loan losses as of December 31, 2006 was € 1.7 billion, a 9 % decrease from the € 1.8 billion reported for the beginning of 2006. The reduction in our allowance was principally due to charge-offs exceeding our provisions.
Our gross charge-offs amounted to € 732 million in 2006. Of the charge-offs for 2006, € 272 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios, and € 460 million were related to our consumer credit exposure.
Our provision for loan losses in 2006 was € 352 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2006, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.
Our individually assessed loan loss allowance was € 985 million as of December 31, 2006. The € 139 million decrease in 2006 is comprised of net charge-offs of € 116 million and a provision of € 16 million, and a € 39 million decrease from currency translation and unwinding effects. Notably, the individually assessed loan loss allowance was the largest component of our total allowance for loan losses.
Our collectively assessed loan loss allowance totaled € 684 million as of December 31, 2006, slightly below the level reported for the beginning of 2006 (€ 708 million). Movements in this component include € 336 million provision being offset by € 328 million net charge-offs, and a € 32 million net reduction due to exchange rate movements and unwinding effects.
For a description of the factors which influenced changes to the allowance in earlier years, see page S-15 of the supplemental financial information, which is incorporated by reference herein.

NON-GERMAN COMPONENT OF THE ALLOWANCE FOR LOAN LOSSES
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2007, 36 % of our total allowance was attributable to international clients.

in € m.	2007	2006
Balance, beginning of year	504	476

Provision for loan losses	316	60

Net charge-offs	(162)	(3)
Charge-offs	(234)	(136)
Recoveries	72	133

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(43)	(29)

Balance, end of year	615	504

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS
The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

	2007			2006
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	127	129	256	184	132	316

Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)

Changes in the group of consolidated companies	7	3	10	1	–	1

Exchange rate changes	(1)	(8)	(8)	(2)	(5)	(7)

Balance, end of year	101	118	219	127	129	256

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
Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
MARKET RISK
Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:
— Interest rate risk;
— Equity price risk;
— Foreign exchange risk; and
— Commodity price risk.
The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).
MARKET RISK MANAGEMENT FRAMEWORK
We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric we use in the management of our trading market risks. Our risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from our trading activities.
Our Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of our independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained.
Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for our consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).

SPECIFICS OF MARKET RISK REPORTING UNDER GERMAN BANKING REGULATIONS
German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:
—
CONSOLIDATION. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. We do not consolidate insurance companies or companies outside the finance sector.

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

—
DEFINITION OF TRADING ASSETS AND NONTRADING ASSETS. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under IFRS. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under IFRS. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under IFRS.

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
Our value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, we integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in our credit trading business, into the Monte Carlo simulation.

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
The quantification of market risk under extreme market scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets and liquidity.
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
Our stress test scenarios include:
—
Price and volatility risks for interest rates (including credit spreads), equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.

—	Emerging Markets risks, including equity price declines, increases in interest rates and currency devaluations.

—	Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.

—	Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). The economic capital methodology takes into account liquidity shocks that may affect the market and have an impact on the price of certain assets, especially more complex and structured products.
Our economic capital usage for market risk arising from the trading units totaled € 1.8 billion at year-end 2007, which is higher than the € 1.6 billion at year-end 2006 due to the changes in the risk profile held.
LIMITATIONS OF OUR PROPRIETARY RISK MODELS
Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.
Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.
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

Value-at-risk of	Total		Diversification		Interest rate		Equity price		Foreign		Commodity
Trading Units			effect		risk		risk		exchange risk		price risk
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Average	85.6	69.5	(57.7)	(49.2)	61.5	51.0	55.6	41.7	15.3	14.1	11.0	11.8

Maximum	118.8	82.0	(76.8)	(65.5)	95.9	66.1	90.5	60.2	28.9	46.2	18.0	25.0

Minimum	66.5	58.3	(40.4)	(38.5)	42.7	42.1	43.5	31.4	5.9	4.5	5.7	5.2

Year-end	100.6	76.9	(59.7)	(44.0)	90.8	50.3	49.5	53.0	11.3	12.2	8.7	5.4

The following graph shows the daily aggregate value-at-risk of our trading units in 2007, including diversification effects, and actual income of the trading units throughout the year.
Our value-at-risk for the trading units remained within a band between € 67 million and € 119 million. The average value-at-risk in 2007 was € 86 million, which is 23 % above the 2006 average of € 69 million.
Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The maximum value-at-risk for the full year 2007 was € 119 million. This was recorded towards the middle of the third quarter and reflects, among other things, our deliberate decision at that time to buy option protection against falling markets, leading to increased volatility risk and time decay.
Our trading units achieved a positive actual income for over 87 % of the trading days in 2007 (over 96 % in 2006). On 10 trading days in 2007 we recognized a loss that exceeded the value-at-risk estimate for that day while this did not occur on any day in 2006.
In our regulatory back-testing in 2007, we observed 12 outliers, which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme events outside standard market conditions, we are also re-evaluating our modeling assumptions and parameters for potential improvements in unusual market conditions, such as those observed in the last two quarters of 2007. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we are confident that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.
The following histogram illustrates the distribution of actual daily income of our trading units in 2007. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the summer of 2007.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
MARKET RISK IN OUR NONTRADING PORTFOLIOS
The market risk in our nontrading portfolios, as measured by economic capital, increased from € 1.4 billion at year-end 2006 to € 1.7 billion at year-end 2007.
MANAGEMENT OF OUR NONTRADING PORTFOLIOS
The Capital and Risk Committee supervises our nontrading asset activities. It has responsibility for the alignment of our Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.
Our dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of our nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.
ASSESSMENT OF MARKET RISK IN OUR NONTRADING PORTFOLIOS
Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage our nontrading market risk. As an example, for our industrial holdings we apply individual price shocks between 23 % and 51%, which are based on historically observed market moves. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section “Risk Management Tools – Economic Capital” and “Market Risk – Stress Testing and Economic Capital”.
NONTRADING MARKET RISK BY RISK CLASS
The biggest market risk in our nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.
NONTRADING MARKET RISK BY GROUP DIVISION
There is nontrading market risk held and managed in each of our group divisions. Our nontrading market risk, as measured by economic capital, in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. Our Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in our Private Clients and Asset Management Group Division primarily arises from proprietary investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.
CARRYING VALUE AND ECONOMIC CAPITAL USAGE FOR OUR NONTRADING PORTFOLIOS
The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying value		Economic capital usage
in € bn.	Dec 31, 2007	Dec 31, 2006[1]	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	5.1	5.0	0.1	0.2

Other corporate investments	3.3	2.8	0.7	0.6

Alternative assets:	3.9	2.6	0.9	0.6
Principal investments	1.6	1.2	0.5	0.4
Real estate	2.0	1.1	0.3	0.1
Hedge funds[2]	0.3	0.3	0.0	0.0

Total	12.3	10.4	1.7	1.4

1	Revised carrying values and economic capital usages reflecting the adoption of IFRS accounting standards.

2	There is a small economic capital usage of € 46 million as of December 31, 2007 and € 40 million as of December 31, 2006.
Our economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24%, above our economic capital usage at year-end 2006. This increase primarily reflects the increased risk of our alternative assets portfolio.
—
MAJOR INDUSTRIAL HOLDINGS. Our economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year’s economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.

—
OTHER CORPORATE INVESTMENTS. Our economic capital usage of € 729 million for our other corporate investments at year-end 2007 continued to be driven by our mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.

—
ALTERNATIVE ASSETS. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division’s purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In our total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
MAJOR INDUSTRIAL HOLDINGS
The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2007, and the corresponding holdings at year-end 2006. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)
Name	Country of domicile	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Daimler AG	Germany	4.4	4.4	2,967	2,103

Allianz SE	Germany	1.7	2.2	1,154	1,494

Linde AG	Germany	5.2	7.8	789	983

EADS N.V.	Netherlands	0.8	–	133	–

Other	N/M	N/M	N/M	37	394

Total				5,081	4,975

N/M – Not meaningful

LIQUIDITY RISK
Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and a healthy funding profile during the year 2007.
LIQUIDITY RISK MANAGEMENT FRAMEWORK
Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the Capital and Risk Committee. The policies define the methodology which is applied to the Group.
Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (asset liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (funding matrix) on our balance sheet and our Issuance Strategy.
Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.
Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. Our scenarios are based on historic events, case studies of liquidity crises and models using hypothetical events.
SHORT-TERM LIQUIDITY
Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location and region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow

Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard our access to liquidity.
UNSECURED FUNDING
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect our access to unsecured funding at attractive levels.
ASSET LIQUIDITY
The asset liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.
The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other currencies. Also to support our liquidity profile in case of potential deteriorating market conditions, as seen globally in the second half of 2007, we increased these dedicated portfolios by € 7.8 billion to € 25.4 billion as of December 31, 2007.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
FUNDING DIVERSIFICATION
Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail, small/mid-cap and fiduciary deposits, and long-term capital markets funding. Other customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.
The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2007 and December 31, 2006, both in euro billion and as a percentage of our total external unsecured liabilities.
FUNDING MATRIX
We have mapped all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have determined individual liquidity profiles reflecting their relative liquidity value. We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.
The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.

In 2007, Treasury issued capital market instruments with a total value of approximately € 44.6 billion, revised upwards from an original target of € 23 billion. This increased capital market issuance was one of a series of measures taken in response to the deteriorating market conditions in the second half of the year to enhance our strong liquidity position, fund existing commitments, facilitate new business and prepare for contingencies.
For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.
STRESS TESTING AND SCENARIO ANALYSIS
We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. The scenarios also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and systemic shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay on liabilities (gap closure).
This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.
Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table is illustrative of our stress testing results as of December 31, 2007. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1]	Gap closure[2]	Liquidity impact[3]
	(in € bn.)	(in € bn.)
Market risk	5.5	98.9	Improves over time

Emerging markets	27.7	117.1	Improves over time

Systemic shock	20.4	70.9	Temporary disruption

Operational risk	13.9	106.7	Temporary disruption

1 notch downgrade	28.1	129.3	Improves over time

3 notch downgrade	108.6	129.3	Improves and stabilizes

1	Funding gap caused by impaired rollover of liabilities and other expected outflows.

2	Based on liquidity generation through counterbalancing and asset liquidity opportunities.

3	We analyze whether the risk to our liquidity would be temporary and whether it would improve or worsen over time.
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
In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. For a further description of these regulations, see “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.
CAPITAL MANAGEMENT
Treasury manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on BIS and economic capital. Under Basel I, our target range for the BIS Tier 1 capital ratio was 8-9%; prospectively, this same range is targeted under Basel II, with effect from January 1, 2008.
The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.
Regional capital plans covering the capital needs of our branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of our subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing our capital and liquidity, we take such legal and regulatory requirements into account.
Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows us to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2 % of our share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under our share buy-back programs.

We issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.
An innovation in 2007 was our first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at our sole discretion, providing dynamic capital to match against Basel II’s rating-sensitive measurement of our risk position. We placed two issues in 2007, with volumes of € 200 million and U.S. $800 million, respectively.

OPERATIONAL RISK
We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.
ORGANIZATIONAL SET-UP
Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and select representatives from our infrastructure functions. The Operational Risk Management Committee is the main decision-making committee for all operational risk management matters and approves our Group standards for identification, measurement, assessment, reporting and monitoring of operational risk.
Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with the divisional and regional structure of Deutsche Bank, oversee and support the implementation of the operational risk framework within the Bank. The central methodology team develops and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach (AMA) methodology. This also includes monitoring of regulatory requirements, performing value-added analysis and establishing loss thresholds.
MANAGING OUR OPERATIONAL RISK
We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and to define risk mitigating measures and priorities.

20-F // ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT CREDIT, MARKET AND OTHER RISK
We apply a number of techniques to efficiently manage the operational risk in our business, for example:
—	We perform bottom-up “self-assessments” resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.

—	We collect losses arising from operational risk events in our “db-Incident Reporting System” database.

—	We capture and monitor key operational risk indicators in our tool “db-Score”.

—	We capture action points resulting from ''self-assessments’’ or risk indicators in “db-Track”. Within “db-Track” we monitor the progress of the operational risk action points on an ongoing basis.
In 2007, we further refined our methodology for calculating economic capital for operational risk and, in December 2007, received approval by the BaFin to use the Advanced Measurement Approach (AMA).
Based on the organizational set-up, the governance and systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Corporate Security & Business Continuity) we seek to optimize the management of operational risk. Future operational risks, identified through forward-looking analysis, are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.
OVERALL RISK POSITION
The table below shows our overall risk position at year-end 2007 and 2006 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage
in € m.	Dec 31, 2007	Dec 31, 2006
Credit risk	8,506	7,351

Market risk[1]:	3,481	2,994
Trading market risk	1,763	1,605
Nontrading market risk[1]	1,718	1,389

Operational risk	3,974	3,323

Diversification benefit across credit, market and operational risk	(2,651)	(2,158)

Sub-total credit, market and operational risk	13,310	11,509

Business risk	301	226

Total economic capital usage[1]	13,611	11,735

1	Revised economic capital usage for 2006 reflecting the adoption of IFRS accounting standards.
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.
As of December 31, 2007, our economic capital usage totaled € 13.6 billion, which is € 1.9 billion, or 16%, above the € 11.7 billion economic capital usage as of December 31, 2006.
The € 1.2 billion, or 16%, increase in credit risk economic capital usage primarily reflects the volume growth in derivatives and in lending-related credit risk, primarily in our Corporate Banking & Securities corporate division.
Our economic capital usage for market risk increased by € 487 million, or 16%, to € 3.5 billion as of December 31, 2007. This increase was mainly driven by nontrading market risk, which increased by € 329 million, or 24%, primarily reflecting the increased risk of our alternative assets portfolio. Trading market risk economic capital increased by € 158 million, or 10%, compared to December 31, 2006, due to the changes in the risk profile held.
Our economic capital usage for operational risk increased by € 651 million, or 20%, to € 4.0 billion as of December 31, 2007. The increase in operational risk economic capital is driven by two factors. One is due to methodology enhancements, in particular an improved modeling of the Qualitative Adjustment (“QA”). We estimate that the operational risk economic capital would have amounted to € 3.8 billion as of December 31, 2006, had we applied the new QA methodology. The second factor is an enhanced representation of our risk profile due to an extended time series of historic internal and external losses.
The diversification effect of the economic capital usage across credit, market and operational risk increased by € 493 million, or 23%, to € 2.7 billion as of December 31, 2007. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.
The table below shows the economic capital usage of our business segments as of December 31, 2007.

Dec 31, 2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total DB
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Group[1]
	Banking &	Trans-		Wealth	Business		ments
	Securities	action		Manage-	Clients
in € m.		Banking		ment
Total Economic Capital Usage	10,533	430	10,963	871	1,566	2,437	207	13,611

1	Including € 5 million of Consolidation & Adjustments.
The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

20-F // ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Item 12: Description of Securities other than
Equity Securities

Not required because this document is filed as an annual report.

PART II

20-F // ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14: Material Modifications to the Rights of
Security Holders and Use of Proceeds
Not applicable.

Item 15: Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2007. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2007.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2007, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2007 was effective based on such framework.
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SUPERVISORY BOARD OF DEUTSCHE BANK AKTIENGESELLSCHAFT:
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Bank Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

20-F // ITEM 15: CONTROLS AND PROCEDURES
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Deutsche Bank Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense and cash flows for each of the years in the two-year period ended December 31, 2007, and our report dated March 10, 2008 expressed an unqualified opinion on those consolidated financial statements.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
March 10, 2008

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

20-F // ITEM 16B: CODE OF ETHICS
Item 16B: Code of Ethics
In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance, under the heading “Codes of Ethics”. Other than several nonsubstantive changes made in May 2006, there have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

Item 16C: Principal Accountant Fees and Services
In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2006 and 2007 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2006 and 2007 fiscal years, respectively.
The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax-Related Fees. These amounts exclude expenses and VAT.

Fee category in € m.	2007	2006
Audit fees	43	44

Audit-related fees	8	10

Tax-related fees	8	7

Total fees	59	61

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.
United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved

20-F // ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
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
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2006 and 2007, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

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
In 2007, we repurchased an aggregate of 11,328,405 of our ordinary shares pursuant to two publicly announced share buy-back programs. The first program was announced on June 2, 2006 and was completed by May 29, 2007. Pursuant to this program, a total of 14,075,105 shares were repurchased (9,077,000 in 2006 and 4,998,105 in 2007) at an average price of € 95.26, for a total aggregate consideration of € 1.34 billion. The second program, pursuant to which up to 52,570,473 shares may be repurchased through October 31, 2008, was announced on May 30, 2007. As of December 31, 2007, we had purchased a total of 6,330,300 shares pursuant to this program at an average price of € 104.32, for a total consideration of € 660 million. This program is still in progress. In 2007, 8.2 million shares were used in connection with our share-based employee compensation plans. The remainder is held in treasury.
In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2006 and 2007 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through October 31, 2008, provided that the net number of shares we have acquired for this purpose and held at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5%

20-F // ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES
of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.
The following table sets forth, for each month in 2007 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

ISSUER PURCHASES OF EQUITY SECURITIES IN 2007

	Total number of	Total number of	Net number of shares	Average price paid	Number of shares	Maximum number of
	shares purchased	shares sold	purchased or (sold)	per share	purchased as part of	shares that may yet
				(in € )	publicly announced	be purchased under
Month					plans or programs	plans or programs

January	24,269,912	22,999,600	1,270,312	104.53	937,000	41,899,234

February	18,066,877	16,431,200	1,635,677	105.84	1,522,605	40,376,629

March	15,968,516	22,830,246	(6,861,730)	96.83	853,000	39,523,629

April	19,255,955	15,176,485	4,079,470	109.10	1,028,500	38,495,129

May	70,817,678	73,169,593	(2,351,915)	113.99	1,053,000	52,174,473

June	58,528,464	54,961,277	3,567,187	109.96	3,681,000	48,493,473

July	40,901,249	40,036,561	864,688	104.07	508,000	47,985,473

August	93,569,043	92,305,937	1,263,106	82.87	594,300	47,391,173

September	26,563,467	26,915,493	(352,026)	91.26	300,000	47,091,173

October	13,544,742	13,831,905	(287,163)	92.28	296,000	46,795,173

November	17,284,365	16,917,507	366,858	84.77	291,000	46,504,173

December	15,746,170	15,723,550	22,620	87.24	264,000	46,240,173

Total 2007	414,516,438	411,299,354	3,217,084	99.22	11,328,405	46,240,173

At December 31, 2007, our issued share capital consisted of 530,400,100 ordinary shares, of which 501,065,281 were outstanding and 29,334,819 were held by us in treasury. In 2007, 5,632,091 shares were issued upon the exercise of options granted under our employee stock option plans.

PART III

Item 17: Financial Statements
Not applicable.

Item 18: Financial Statements
See our consolidated financial statements beginning on page F-4, which we incorporate by reference into this document.

Item 19: Exhibits
We have filed the following documents as exhibits to this document.

Exhibit	Description of Exhibit
Number
1.1	English translation of the Articles of Association of Deutsche Bank AG.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	English translation of Form of Service Agreement of Members of the Management Board of Deutsche Bank AG, furnished as Exhibit 4.1 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Global Partnership Plan – Performance Options and Partnership Appreciation Rights Plan Rules furnished, as Exhibit 4.4 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2007 and December 31, 2006 (also incorporated as Exhibit 12.2 to Registration Statement No. 333-137902 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a(14)(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a(14)(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

20-F // SIGNATURES
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 26, 2008
Deutsche Bank Aktiengesellschaft

/s/	DR. JOSEF ACKERMANN

Dr. Josef Ackermann
Chairman of the Management Board

/s/	ANTHONY DI IORIO

Anthony Di Iorio
Member of the Management Board
Chief Financial Officer

Deutsche Bank Aktiengesellschaft

20-F // DEUTSCHE BANK AKTIENGESELLSCHAFT

[20]	LEASES	70
[21]	GOODWILL AND OTHER INTANGIBLE ASSETS	71
[22]	ASSETS HELD FOR SALE	77
[23]	OTHER ASSETS AND OTHER LIABILITIES	78
[24]	DEPOSITS	79
[25]	PROVISIONS	79
[26]	OTHER SHORT-TERM BORROWINGS	82
[27]	LONG-TERM DEBT AND TRUST PREFERRED SECURITIES	82

ADDITIONAL NOTES

[28]	OBLIGATION TO PURCHASE COMMON SHARES	83
[29]	COMMON SHARES	84
[30]	CHANGES IN EQUITY	86
[31]	SHARE-BASED COMPENSATION PLANS	87
[32]	EMPLOYEE BENEFITS	92
[33]	INCOME TAXES	97
[34]	ACQUISITIONS AND DISPOSITIONS	101
[35]	DERIVATIVES	107
[36]	REGULATORY CAPITAL	110
[37]	RISK DISCLOSURES	113
[38]	RELATED PARTY TRANSACTIONS	129
[39]	INFORMATION ON SUBSIDIARIES	132
[40]	INSURANCE AND INVESTMENT CONTRACTS	133
[41]	CURRENT AND NON-CURRENT ASSETS AND LIABILITIES	136
[42]	CONDENSED DEUTSCHE BANK AG (PARENT COMPANY ONLY) FINANCIAL STATEMENTS	138
[43]	CONDENSED CONSOLIDATING FINANCIAL INFORMATION	141
[44]	SUBSEQUENT EVENTS	147
[45]	RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP	148

Report of Independent Registered Public
Accounting Firm
To the Supervisory Board of Deutsche Bank Aktiengesellschaft:
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Frankfurt am Main (Germany)
March 10, 2008

20-F // CONSOLIDATED STATEMENT OF INCOME
Consolidated Statement of Income

in € m.	[Notes]	2007	2006
Interest and similar income	[3]	67,706	58,275

Interest expense	[3]	58,857	51,267

Net interest income	[3], [6]	8,849	7,008

Provision for credit losses	[16]	612	298

Net interest income after provision for credit losses		8,237	6,710

Commissions and fee income	[4]	12,289	11,195

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[5], [6]	7,175	8,892

Net gains (losses) on financial assets available for sale	[7]	793	591

Net income (loss) from equity method investments	[14]	353	419

Other income	[8]	1,286	389

Total noninterest income		21,896	21,486

Compensation and benefits	[31], [32]	13,122	12,498

General and administrative expenses	[9]	7,954	7,069

Policyholder benefits and claims	[40]	193	67

Impairment of intangible assets	[21]	128	31

Restructuring activities	[25]	(13)	192

Total noninterest expenses		21,384	19,857

Income before income tax expense		8,749	8,339

Income tax expense	[33]	2,239	2,260

Net income		6,510	6,079

Net income attributable to minority interest		36	9

Net income attributable to Deutsche Bank shareholders		6,474	6,070

EARNINGS PER COMMON SHARE

in €	[Notes]	2007	2006
Earnings per common share:	[10]

Basic		13.65	12.96

Diluted[1]		13.05	11.48

Number of shares in m.

Denominator for basic earnings per share
– weighted-average shares outstanding		474.2	468.3

Denominator for diluted earnings per share
– adjusted weighted-average shares after assumed conversions		496.1	521.2

1	Including numerator effect of assumed conversions. For further detail please refer to Note [10].
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income
and Expense

in € m.	2007	2006
Net income recognized in the income statement	6,510	6,079

Net gains (losses) not recognized in the income statement, net of tax

Unrealized gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(793)	(651)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	13	(8)

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(1,696)	(708)
Net reclassification adjustment for realized net (gains) losses, before tax	(5)	8

Tax on items taken directly to equity or reclassified from equity	215	(25)

Total net gains (losses) not recognized in the income statement, net of tax	(1,263)	(351)

Total recognized income and expense	5,247	5,728

Attributable to:
Minority interest	43	6
Deutsche Bank shareholders	5,204	5,722

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F // CONSOLIDATED BALANCE SHEET
Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2007	Dec 31, 2006
Assets:

Cash and due from banks		8,632	7,008

Interest-earning deposits with banks		21,615	19,199

Central bank funds sold and securities purchased under resale agreements	[18]	13,597	14,265

Securities borrowed	[18]	55,961	62,943

Financial assets at fair value through profit or loss of which €158 billion and € 87 billion were pledged to creditors and can be sold or repledged at December 31, 2007 and December 31, 2006, respectively	[11], [18], [35]	1,474,103	1,104,650

Financial assets available for sale of which €17 million and € 23 million were pledged to creditors and can be sold or repledged at December 31, 2007 and 2006, respectively	[13], [18]	42,294	38,037

Equity method investments	[14]	3,366	2,541

Loans	[15], [16]	198,892	178,524

Premises and equipment	[19]	2,409	3,241

Goodwill and other intangible assets	[21]	9,383	8,612

Other assets	[22], [23]	182,897	139,021

Income tax assets	[33]	2,428	2,120

Deferred tax assets	[33]	4,772	4,332

Total assets		2,020,349	1,584,493

Liabilities and equity:

Deposits	[24]	457,946	411,916

Central bank funds purchased and securities sold under repurchase agreements	[18]	178,741	102,200

Securities loaned	[18]	9,565	21,174

Financial liabilities at fair value through profit or loss	[11], [35]	966,177	694,619

Other short-term borrowings	[26]	53,410	48,433

Other liabilities	[23]	171,509	144,129

Provisions	[25]	1,295	1,768

Income tax liabilities	[33]	4,515	4,033

Deferred tax liabilities	[33]	2,124	2,285

Long-term debt	[27]	126,703	111,363

Trust preferred securities	[27]	6,345	4,771

Obligation to purchase common shares	[28]	3,553	4,327

Total liabilities		1,981,883	1,551,018

Common shares, no par value, nominal value of € 2.56	[29]	1,358	1,343

Additional paid-in capital	[30]	15,808	15,246

Retained earnings	[30]	25,116	20,451

Common shares in treasury, at cost	[29]	(2,819)	(2,378)

Equity classified as obligation to purchase own shares	[28]	(3,552)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	[30]	3,635	3,208
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(52)	(45)
Foreign currency translation, net of tax	[30]	(2,450)	(760)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	1,133	2,403

Total shareholders’ equity		37,044	32,758

Minority interest	[30]	1,422	717

Total equity	[30]	38,466	33,475

Total liabilities and equity		2,020,349	1,584,493

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2007	2006
Net Income	6,510	6,079

Cash flows from operating activities:

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	651	352
Restructuring activities	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,907)	(913)
Deferred income taxes, net	(918)	165
Impairment, depreciation and other amortization, and accretion	1,731	1,355
Share of net income from equity method investments	(358)	(207)

Income adjusted for non cash charges, credits and other items	5,696	6,861

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	5,146	(11,394)
Trading assets	(302,932)	(87,409)
Other financial assets at fair value through profit or loss (excl. investing activities)	(75,775)	(19,064)
Loans	(22,185)	(14,403)
Other assets	(42,674)	(30,083)
Deposits	47,464	35,720
Trading liabilities	205,814	25,243
Other financial liabilities at fair value through profit or loss (excl. financing activities)	70,232	41,518
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	69,072	18,955
Other short-term borrowings	6,531	7,452
Other liabilities	21,133	30,079
Senior long-term debt	22,935	10,480
Other, net	(1,255)	527

Net cash provided by operating activities	16,790	11,164

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	12,470	11,952
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	8,179	6,345
Sale of equity method investments	1,331	3,897
Sale of premises and equipment	987	123

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(25,230)	(22,707)
Equity method investments	(1,265)	(1,668)
Premises and equipment	(675)	(606)
Net cash paid for business combinations/divestitures	(648)	(1,120)
Other, net	463	314

Net cash used in investing activities	(4,388)	(3,470)

Cash flows from financing activities:
Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	429	976
Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(2,809)	(1,976)
Issuances of trust preferred securities (incl. at fair value through profit or loss)	1,874	1,043
Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	(420)	(390)
Common shares issued under share-based compensation plans	389	680
Purchases of treasury shares	(41,128)	(38,830)
Sale of treasury shares	39,729	36,380
Dividends paid to minority interests	(13)	(26)
Increase in minority interests	585	130
Cash dividends paid	(2,005)	(1,239)

Net cash used in financing activities	(3,369)	(3,252)

Net effect of exchange rate changes on cash and cash equivalents	(289)	(510)

Net increase in cash and cash equivalents	8,744	3,932
Cash and cash equivalents at beginning of period	17,354	13,422
Cash and cash equivalents at end of period	26,098	17,354

Net cash provided by operating activities include

Income taxes paid, net	2,806	3,102

Interest paid	58,097	49,921

Interest and dividends received	67,706	58,275

Cash and cash equivalents comprise

Cash and due from banks	8,632	7,008

Interest earning demand deposits with banks (not included: time deposits of 4,149 € m. at December 31, 2007 and 8,853 € m. at December 31, 2006)	17,466	10,346

Total	26,098	17,354

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Consolidated Financial Statements

[1] SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING
Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note [2].
The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards (“IFRS “) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). Since the Group does not use the “carve-out” relating to hedge accounting included in IAS 39, “Financial Instruments: Recognition and Measurement,” as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, “Insurance Contracts”, the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts.
The following is a description of the significant accounting policies of the Group. These policies have been consistently applied for 2006 and 2007.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates.
TRANSITION TO IFRS
FIRST-TIME APPLICATION OF IFRS
Until December 31, 2006 the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The Group followed the provisions of IFRS 1, “First Time Adoption of IFRS”, in preparing its opening IFRS balance sheet as of the date of transition, January 1, 2006. Certain of the Group’s IFRS accounting policies used for this opening balance sheet differed from its U.S. GAAP policies applied at the same date. The resulting adjustments arose from events and transactions before the date of transition to IFRS. Therefore, as required by IFRS 1, those adjustments were recognized directly through retained earnings (or another category of equity where appropriate) as of January 1, 2006. This is the effect of the general rule of IFRS 1 which is to apply IFRS retrospectively. There are some exceptions required and some exemptions permitted by IFRS 1. The Group’s first time adoption decisions regarding these exemptions are detailed below. Other options available under IFRS 1, which are not discussed here, are not material to the Group’s business.

BUSINESS COMBINATIONS: The Group elected not to apply IFRS 3, “Business Combinations”, retrospectively to business combinations prior to the date of transition.
FAIR VALUE OR REVALUATION AS DEEMED COST: At transition, the Group took the carrying values of all items of property, plant and equipment on the date of transition under U.S. GAAP as their deemed cost, which is cost less accumulated depreciation.
EMPLOYEE BENEFITS: At transition, the Group recognized all cumulative actuarial gains and losses on defined benefit pension schemes and other post retirement benefits in shareholders’ equity.
CUMULATIVE TRANSLATION DIFFERENCES: At transition, the Group elected to reset the cumulative foreign currency translation adjustment arising from the translation of foreign operations to zero.
DESIGNATION OF PREVIOUSLY RECOGNIZED FINANCIAL INSTRUMENTS: At transition, the Group classified certain of its previously recognized financial assets and liabilities at either fair value through profit or loss or as available for sale, as appropriate, under the provisions of IAS 39, “Financial Instruments: Recognition and Measurement”.
SHARE-BASED PAYMENT TRANSACTIONS: The Group adopted IFRS 2, “Share-based Payment”, with effect from November 7, 2002.
FAIR VALUE MEASUREMENT OF FINANCIAL ASSETS OR FINANCIAL LIABILITIES AT INITIAL RECOGNITION: The Group elected to apply provisions of IAS 39, “Financial Instruments: Recognition and Measurement”, which require deferral of trade date profit on financial instruments carried at fair value where the amount is derived from unobservable parameters or prices, from October 25, 2002.
DERECOGNITION OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES: The Group elected only to apply the derecognition provisions of IAS 39, “Financial Instruments: Recognition and Measurement”, prospectively for transactions occurring on or after January 1, 2004.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
EFFECT OF THE TRANSITION TO IFRS
A description of the differences between the Group’s U.S. GAAP and IFRS accounting policies is presented in Note [45]. Reconciliations of the Group’s balance sheets prepared under U.S. GAAP and IFRS as of January 1, 2006 and December 31, 2006 are also presented in Note [45]. Reconciliations of the Group’s income statements for the year ended December 31, 2006 prepared in accordance with U.S. GAAP and IFRS, as well as a reconciliation of shareholders’ equity as of January 1, 2006 and December 31, 2006 prepared under U.S. GAAP and IFRS, are also presented in Note [45]. As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the transition from U.S. GAAP to IFRS were identified and made to the previously unaudited IFRS financial information presented in the Group’s Transition Report and subsequent Interim Reports. The effect of these adjustments is included in the reconciliations presented in Note [45].
PRINCIPLES OF CONSOLIDATION
The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank, together with its subsidiaries, including certain special purpose entities (“SPEs”), presented as a single economic unit.
SUBSIDIARIES
The Group’s subsidiaries are those entities which it controls. The Group controls entities where it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls another entity.
The Group sponsors the formation of special purpose entities for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (a) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (b) the Group has decision-making powers to obtain the majority of the benefits, (c) the Group will obtain the majority of the benefits of the activities of the SPE, and (d) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that the SPE is controlled by the Group.
Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The Group will reassess consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.
The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE’s arrangements or the substance of the relationship between the Group and an SPE changes due to current market conditions or any other factors so that there are new activities between the Group and the SPE which were not foreseen originally. Factors indicating a change in the substance of the relationship between the Group and the SPE include, but are not limited to, the following:
—	changes in the Group’s ownership interest in the SPE;

—	changes in contractual or governance arrangements of the SPE;

—
additional activities undertaken in the structure; for example, providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and

—	changes in the financing structure of the entity.
In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group will reassess the need to consolidate the SPE.
The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, are used in the reassessment of consolidation conclusions.
The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed, plus any costs directly related to the acquisition. The excess of the cost of an acquisition over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the acquisition cost is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income.
All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as capital issuances.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.
Minority interests are shown in the consolidated balance sheet as a separate component of equity which is distinct from Deutsche Bank’s shareholders’ equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.
ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group’s investment is for less than 20 % of the voting stock.
A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.
Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group’s share of the results of associates and jointly controlled entities is adjusted to conform with the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group’s interest in the investee.
Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.

FOREIGN CURRENCY TRANSLATION
The consolidated financial statements are prepared in euros, which is the presentation currency of the Group. Various entities in the Group use a different functional currency, being the currency of the primary economic environment in which the entity operates.
An entity records foreign currency revenues, expenses, gains and losses in its functional currency using the exchange rates prevailing at the dates of recognition.
Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the rate prevailing at the period end. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders’ equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.
For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period-end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders’ equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.
INTEREST, FEES AND COMMISSIONS
Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.
NET INTEREST INCOME – Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
COMMISSION AND FEE INCOME – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. Where there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.
Loan commitment fees related to those commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.
Performance-linked fees or fee components are recognized when the performance criteria are fulfilled.
The following fee income is predominantly earned from services that are provided over a period of time: investment fund management fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.
Arrangements involving multiple services or products – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be divided up and allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group’s continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount left over after allocating an appropriate amount of revenue to all the other components.

FINANCIAL ASSETS AND LIABILITIES
The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale (“AFS”) and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition in the balance sheet and not subsequently changed.
Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, being the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.
FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and are presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
TRADING ASSETS AND LIABILITIES – financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS – certain financial assets and liabilities, that do not meet the definition of trading assets and liabilities, are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation will eliminate or significantly reduce a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Gains and losses on the subsequent remeasurement of the financial assets and liabilities designated at fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
LOAN COMMITMENTS
Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of ‘Derivatives and Hedge Accounting’, some loan commitments are classified as financial assets/liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, for these off-balance sheet loan commitments, the Group does not recognize and measure changes in fair value that result from changes in market interest rate or credit spreads. However, as specified in the discussion “Impairment of loans and provision for off-balance sheet positions” below, these off-balance sheet loan commitments are assessed individually and, where appropriate, collectively, for impairment.
LOANS
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.
Loans are initially recognized at fair value, representing the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.
FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
Financial assets that are not classified at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.
Financial assets classified as AFS are assessed for impairment as discussed in the section of the Note ‘Impairment of financial assets classified as Available for Sale’. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred into the income statement on disposal of an available for sale financial asset as part of the overall gain or loss on sale.

FINANCIAL LIABILITIES
Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest rate method.
Financial liabilities include long-term and short-term debt issued which are initially measured at fair value, which is the consideration received, net of transaction costs incurred. Repurchases of issued debt in the market are treated as extinguishments and any related gain or loss is recorded in the consolidated statement of income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
DETERMINATION OF FAIR VALUE
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation techniques appropriate for the particular instrument are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as close out costs, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the Bank’s own credit risk in relation to financial liabilities).
RECOGNITION OF TRADE DATE PROFIT
Where there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. The deferred amount is recognized using systematic methods over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized through the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the amount can be made.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DERIVATIVES AND HEDGE ACCOUNTING
Derivatives are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes.
Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.
The Group makes commitments to originate loans intended for sale. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and hence are carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest income and expenses are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.
EMBEDDED DERIVATIVES
Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. Where the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value with gains and losses being recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract is accounted for at amortized cost. The carrying amount of an embedded derivative is reported in the consolidated balance sheet line item with the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.
HEDGE ACCOUNTING
Where derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the financial statements of foreign operations into the reporting currency of the parent (hedge of a net investment in a foreign operation).

When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objectives and its strategy for undertaking the hedging transactions. This documentation includes an assessment of how, at hedge inception and on an ongoing basis, the hedge is expected to be highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations (as appropriate). Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.
For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of the fair value adjustments made to the hedging instrument and the hedged item arising from changes in the market rate or price related to the risk being hedged.
If a fair value hedge of a debt instrument is canceled because the derivative is terminated or de-designated, any remaining interest rate-related fair value adjustment made to the carrying amount of the debt instrument (basis adjustment) is amortized to interest income or expense over its remaining life. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.
For hedges of the variability of cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged asset is sold. Hedge ineffectiveness is recorded in other income and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
When hedges of the variability of cash flows are canceled, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. For cancellations of other types of hedges of the variability of cash flows, the related amounts in net gains (losses) not recognized in the income statement are reclassified into the income statement either in the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when it is no longer probable that the forecast transaction will occur.
For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations (hedge of a net investment in a foreign operation) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; and the remainder is recorded as other income in the income statement.
IMPAIRMENT OF FINANCIAL ASSETS
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:
—	objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (‘a loss event’);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and

—	a reliable estimate of the amount can be made.
IMPAIRMENT OF LOANS AND PROVISION FOR OFF-BALANCE SHEET POSITIONS
The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant. It then assesses collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.
At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan’s original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the income statement as a component of the provision for credit losses.
When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the income statement as a component of the provision for credit losses.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.
If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.
IMPAIRMENT OF FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE
For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an asset or group of assets is impaired.
In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.
Where there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement. Reversals of impairment losses on equity investments classified as AFS are not reversed through the income statement; increases in their fair value after impairment are recognized in equity.
Reversals of impairment of debt securities are recognized in the income statement if the recovery is objectively related to a specific event occurring after the impairment loss was recognized in the income statement.
DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES
FINANCIAL ASSET DERECOGNITION
A financial asset is considered for derecognition when the contractual rights to the cash flows from the financial asset expire, or the Group has either transferred the contractual right to receive the cash flows from that asset, or has assumed an obligation to pay those cash flows to one or more recipients, subject to certain criteria.

The Group derecognizes a transferred financial asset if it transfers substantially all the risks and rewards of ownership.
The Group enters into transactions where it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party where the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.
SECURITIZATION
The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in gain (loss) on financial assets/liabilities at fair value through profit or loss if the transferred assets were classified as financial assets at fair value through profit or loss.
DERECOGNITION OF FINANCIAL LIABILITIES
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPURCHASE AND REVERSE REPURCHASE AGREEMENTS
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are initially recognized at fair value being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
The Group has chosen to apply the fair value option to certain repurchase and reverse repurchase portfolios that are managed on a fair value basis.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.
SECURITIES BORROWED AND SECURITIES LOANED
Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is disbursed or obtained, if necessary.
The amount of cash advanced or received is recorded as securities borrowed and securities loaned, respectively.
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.
Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

OFFSETTING FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with the net amount reported in the balance sheet if, and only if, there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis, or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.
PREMISES AND EQUIPMENT
Premises and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises and equipment is included in general and administrative expenses. Maintenance and repairs are charged to general and administrative expenses and improvements are capitalized. Gains and losses on disposals are reflected in other income.
Premises and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of an impairment, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. Where an impairment is later reversed, the depreciation charge is adjusted prospectively.
Properties leased under a finance lease are capitalized as assets in premises and equipment and depreciated over the terms of the leases.
INVESTMENT PROPERTY
The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. Where the Group applies this specific election, it engages external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition, over the net fair value of the Group’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.
Goodwill on the acquisition of subsidiaries is capitalized and reviewed annually for impairment, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash-generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities segment);

—	Global Transaction Banking;

—	Asset Management and Private Wealth Management (within the Asset and Wealth Management segment);

—	Private & Business Clients; and

—	Corporate Investments.
Goodwill on the acquisitions of associates and jointly controlled entities is included in the amount of the investments and is reviewed annually for impairment, or more frequently if there is an indication that impairment may have occurred.
If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included within the carrying amount of the operation when determining the gain or loss on disposal.
Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer related intangible assets that have a finite useful life are amortized over periods of between one and 20 years on a straight-line basis based on the expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually.
Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be reliably measured. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after the software is ready for use, are expensed as incurred.
On acquisition of insurance businesses, the excess of the purchase price over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognized is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired (“VOBA”).
The VOBA is amortized, its rate of amortization is chosen by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.
FINANCIAL GUARANTEES
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument. Such financial guarantees are given to banks, financial institutions and other parties on behalf of customers to secure loans, overdrafts and other banking facilities.
Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given, which is likely to be the premium received. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation arising as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management’s determination of the best estimate.
Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
LEASING TRANSACTIONS
LESSOR
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.
Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful economic lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.
LESSEE
Assets held under finance leases are initially recognized on the balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.
Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.
SALE-LEASEBACK ARRANGEMENTS
If a sale-leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount of the asset is not immediately recognized as income by a seller-lessee but is deferred and amortized over the lease term.
If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. Where it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.
EMPLOYEE BENEFITS
PENSION BENEFITS
The Group sponsors a number of defined contribution and defined benefit plans covering employees of certain subsidiaries. The assets of all the Group’s defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, early retirement, salary increases and interest and inflation rates. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach. Therefore, a portion is recognized in the income statement if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of a) 10 % of the present value of the defined benefit obligation at that date (before deducting plan assets) and b) 10 % of the fair value of any plan assets at that date. The Group’s defined benefit plans are usually funded.
OTHER POST-RETIREMENT BENEFITS
In addition, the Group’s affiliates maintain unfunded contributory defined benefit postretirement health care plans for a number of retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to defined benefit pension plans these plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% “corridor” approach.
SHARE-BASED COMPENSATION
Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. In case an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification, a remeasurement takes place and the resulting increase in fair value is recognized as additional compensation expense.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The Group records the offsetting amount to the recognized compensation expense in additional paid-in capital (APIC). Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate or over the period of the tranches for those awards delivered in tranches. Estimates of expected forfeitures are periodically adjusted in the event of actual forfeitures or for changes in expectations. The timing of expense recognition relating to grants which, due to early retirement provisions, include a nominal but nonsubstantive service period are accelerated by shortening the amortization period of the expense from the grant date to the date when the employee meets the eligibility criteria for the award, and not the vesting date. For awards that are delivered in tranches, each tranche is considered a separate award and amortized separately.
Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid.
OBLIGATIONS TO PURCHASE COMMON SHARES
Forward purchases of Deutsche Bank shares, and written put options where Deutsche Bank shares are the underlying, are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. At inception the obligation is recorded at the present value of the settlement amount of the forward or option. For forward purchases and written put options of Deutsche Bank shares, a corresponding charge is made to shareholders’ equity and reported as equity classified as an obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to equity is made.
The liabilities are accounted for on an accrual basis, and interest costs, which consist of time value of money and dividends, on the liability are reported as interest expense. Upon settlement of such forward purchases and written put options, the liability is extinguished and the charge to equity is reclassified to common shares in treasury.
Deutsche Bank common shares subject to such forward contracts are not considered to be outstanding for purposes of basic earnings per share calculations, but are for dilutive earnings per share calculations to the extent that they are, in fact, dilutive.
Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group’s equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.

INCOME TAXES
The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are charged or credited to equity if the tax relates to items that are charged or credited directly to equity.
Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits and deductible temporary differences can be utilized.
Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period that the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.
Current tax assets and liabilities are offset when (i) they arise from the same tax reporting entity or tax group of reporting entities, (ii) they relate to the same tax authority, (iii) the legally enforceable right to offset exists and (iv) they are intended to be settled net or realized simultaneously.
Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.
Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in jointly controlled entities except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.
Deferred tax related to fair value re-measurement of available for sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.
For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s income statement for the period.
The Group’s insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder’s investment returns (policyholder tax). This tax is included in the Group’s income tax expense/benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces the Group’s liability to the policyholder.
PROVISIONS
Provisions are recognized if the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.
Where the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (e.g., because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.
STATEMENT OF CASH FLOWS
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.
INSURANCE
The Group’s insurance business issues two types of contracts:
INSURANCE CONTRACTS – these are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.

NON-PARTICIPATING INVESTMENT CONTRACTS (“INVESTMENT CONTRACTS”) – these contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.
Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.
INSURANCE CONTRACTS
Premiums on long-term insurance contracts are recognized as income when received. For single premium business, this is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.
Claims are recorded as an expense when they are incurred, and reflect the cost of all claims arising during the year, including policyholder profit participations allocated in anticipation of a participation declaration.
The aggregate policy reserves for universal life insurance contracts are equal to the account balance, which represents premiums received and investment returns credited to the policy, less deductions for mortality costs and expense charges. For other unit-linked insurance contracts the policy reserve represents the fair value of the underlying assets.
For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in-force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.
Aggregate policy reserves include liabilities for certain options attached to the Group’s unit-linked pension products. These liabilities are calculated based on contractual obligations using actuarial assumptions.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Liability adequacy tests are performed for the insurance portfolios on the basis of estimated future claims, costs, premiums earned and proportionate investment income. For long duration contracts, if actual experience regarding investment yields, mortality, morbidity, terminations or expense indicate that existing contract liabilities, along with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover deferred policy acquisition costs, then a premium deficiency is recognized.
For existing business, the deferred policy acquisition costs are immaterial to the insurance business.
INVESTMENT CONTRACTS
All of the Group’s investment contracts are unit-linked. These contract liabilities are determined using current unit prices multiplied by the number of units attributed to the contract holders as of the balance sheet date. As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the income statement. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.
The financial assets for investment contracts are recorded at fair value with changes in fair value, and offsetting changes in the fair value of the corresponding financial liabilities, recorded in profit or loss.
REINSURANCE
Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.
RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
IFRS 7
In August 2005, the IASB issued IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). The standard replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and the disclosure requirements in the former version of IAS 32, “Financial Instruments: Disclosure and Presentation”. It requires disclosure of the significance of financial instruments for an entity’s financial position and performance, of qualitative and quantitative information about exposure to credit, liquidity and market risk arising from financial instruments, and how the entity manages those risks. IFRS 7 is effective for fiscal years beginning on or after January 1, 2007. The adoption of IFRS 7 only had disclosure impacts for the Group’s consolidated financial statements.

IAS 1
In addition to IFRS 7, in August 2005, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements: Capital Disclosures” (“IAS 1”). It requires disclosures about an entity’s capital and the way it is managed. This amendment is also effective for fiscal years beginning on or after January 1, 2007. The adoption of IAS 1 only had disclosure impacts for the Group’s consolidated financial statements.
IFRS 8
In November 2006, the IASB issued IFRS 8, “Operating Segments” (“IFRS 8”), which defines requirements for the disclosure of financial information of an entity’s operating segments. IFRS 8 replaces IAS 14, “Segment Reporting”. It follows the management approach which requires operating segments to be identified on the basis of internal reports about components of the entity that are regularly reviewed by the chief operating decision-maker, in order to allocate resources to a segment and to assess its performance. IFRS 8 is effective for fiscal years beginning on or after January 1, 2009, although earlier application is permitted. The Group adopted IFRS 8 from January 1, 2007. Therefore, the operating segment comparative information contained in the Group’s consolidated financial statements for the year ending December 31, 2006 has been presented under the IFRS 8 requirements.
NEW ACCOUNTING PRONOUNCEMENTS
IFRIC 14
In July 2007, the International Financial Reporting Interpretations Committee (“IFRIC”) issued interpretation IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, “Employee Benefits,” on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. While approved by the IASB, the interpretation has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRIC 14 will have on its consolidated financial statements.
IFRS 3 AND IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 3 R and IAS 27 R will have on its consolidated financial statements.
IAS 32 AND IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”: “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standards have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

[2] BUSINESS SEGMENTS AND RELATED INFORMATION
The following segment information has been prepared in accordance with IFRS 8, “Operating Segments,” which defines requirements for the disclosure of financial information of an entity’s operating segments. It follows the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
BUSINESS SEGMENTS
The business segments identified by the Group represent the organizational structure as reflected in its internal management reporting systems.
The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2007, the group divisions and corporate divisions were:
The CORPORATE AND INVESTMENT BANK (CIB), which combines the Group’s corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities (“CB&S”) and Global Transaction Banking (“GTB”).
—
CB&S is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.

—
GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM), which combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (“AWM”) and Private & Business Clients (“PBC”).
—
AWM is comprised of the business divisions Asset Management (“AM”), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (“PWM”), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.

—	PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CORPORATE INVESTMENTS (CI), which manages certain alternative assets of the bank and other debt and equity positions.
Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year’s presentation, or from acquisitions and divestitures.
Management responsibilities changed in the first quarter of 2007 for certain transaction management functions which were organizationally aligned with, and provide trading support to, the Global Markets business division in CIB. The following describes acquisitions and divestitures with a significant impact on the Group’s segment operations:
—
In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included within the CB&S Corporate Division.

—
In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group’s strategic partner, Anima S.G.R.p.A. The business was included within the AWM Corporate Division.

—
In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included within the AWM Corporate Division.

—
In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. The client transition is expected to be completed in April 2008. The business will be included within the GTB Corporate Division.

—
In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals LLC, a privately-held operator of port terminal facilities in North America. The acquisition was the seed asset for the North America Infrastructure Fund and is included in the AWM Corporate Division. The company was deconsolidated effective October 9, 2007 after a partial sale into the fund for which it was acquired.

—
In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included within the AWM Corporate Division.

—
In April 2007, AM reached an agreement with shareholders of Harvest Fund Management, a mutual fund manager in China, to increase its stake to 30%. The business is included within the AWM Corporate Division.

—
In January 2007, the Group sold the second tranche (41%) of PBC’s Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of Italian cooperative banks. The business was part of the PBC Corporate Division.

—
In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the CB&S Corporate Division.

—
In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the PBC Corporate Division. The acquisition expands the Group’s market share in the retail banking sector of the German capital.

—	In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the PBC Corporate Division.

—
In October 2006, the Group announced the acquisition of the UK wealth manager, Tilney Group Limited. The transaction was closed in December 2006. The acquisition is a key element in PWM’s strategy to expand its onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.

—	In October 2006, the Group sold 49 % of its BankAmericard operation to ICBPI.

—
In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was reported in the AWM Corporate Division.

—	In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the GTB Corporate Division.

—	In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in CB&S Corporate Division.

—	In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the CI Group Division.
MEASUREMENT OF SEGMENT PROFIT OR LOSS
Segment reporting under IFRS 8 requires a presentation of the segment results based on management reporting methods with a reconciliation between the results of the business segments and the consolidated financial statements. The Group reports this reconciliation within the “Consolidation & Adjustments” section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision maker.
Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are only established on rare occasions and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (e.g., for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.
Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon “price per unit”, “fixed price” or “agreed percentages”. Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The management reporting systems follow the “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment’s allocated average active equity.
Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These include:
—
AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS Tier 1 ratio of 8.5%, which represents the mid-point of the Group’s Tier 1 target range of between 8.0 % and 9.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

—
RETURN ON AVERAGE ACTIVE EQUITY IN % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

SEGMENTAL RESULTS OF OPERATIONS
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2007 and 2006.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments[5]	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment
Net revenues[1]	16,507	2,585	19,092	4,374	5,755	10,129	1,517	30,738

Provision for credit losses	102	7	109	1	501	501	3	613

Total noninterest expenses	12,169	1,633	13,802	3,453	4,108	7,561	220	21,583

therein:
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	–	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	–	(13)

Minority interest	34	–	34	7	–	8	(5)	37

Income before income taxes	4,201	945	5,147	913	1,146	2,059	1,299	8,505

Cost/income ratio in %	74	63	72	79	71	75	15	70

Assets[2,3]	1,881,638	32,083	1,895,756	39,081	117,533	156,391	13,002	2,011,654

Expenditures for additions to long-lived assets	351	87	438	2	62	65	–	503

Risk-weighted positions (BIS risk positions)	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503

Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725

Pre-tax return on average active equity in %	21	86	25	18	33	24	N/M	29

1 Includes:

Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710

Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,703

Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34

Net income (loss) from equity method investments	51	2	52	114	2	116	184	352

2 Includes:

Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5
Net revenues in CI include gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 626 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 313 million (after group-internal fees paid).

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments[5]	ment
	Securities	action		Manage-	Clients			Reporting
in € m. (except percentages)		Banking		ment
Net revenues[1]	16,574	2,228	18,802	4,166	5,149	9,315	574	28,691

Provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	298

Total noninterest expenses	11,236	1,552	12,789	3,284	3,717	7,000	214	20,003

therein:
Depreciation, depletion and amortization	57	25	82	33	84	117	17	216
Severance payments	97	3	99	12	10	22	–	121
Policyholder benefits and claims	–	–	–	63	–	63	–	63
Impairment of intangible assets	–	–	–	–	–	–	31	31
Restructuring activities	77	22	99	43	49	91	1	192

Minority interest	23	–	23	(11)	–	(11)	(3)	10

Income before income taxes	5,379	705	6,084	894	1,041	1,935	361	8,380

Cost/income ratio in %	68	70	68	79	72	75	37	70

Assets[2,3]	1,459,190	25,646	1,468,321	35,922	94,760	130,642	17,783	1,576,714

Expenditures for additions to long-lived assets	573	2	575	5	383	388	–	963

Risk-weighted positions (BIS risk positions)	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520

Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368

Pre-tax return on average active equity in %	34	66	36	18	45	27	34	33

1 Includes:

Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,916

Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656

Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35

Net income (loss) from equity method investments	72	1	74	142	3	145	197	416

2 Includes:

Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5	Net revenues in CI include a gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million and gains from the sale of industrial holdings (Linde AG) of € 92 million.

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO IFRS
The following table provides a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements prepared in accordance with IFRS, for the years ended December 31, 2007 and 2006, respectively.

	2007			2006
	Total	Consoli-	Total	Total	Consoli-	Total
	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-
	ment	Adjust-	dated	ment	Adjust-	dated
in € m.	Reporting	ments		Reporting	ments
Net revenues[1]	30,738	7	30,745	28,691	(197)	28,494

Provision for credit losses	613	(1)	612	298	(0)	298

Noninterest expenses	21,583	(200)	21,384	20,003	(147)	19,857

Minority interest	37	(37)	–	10	(10)	–

Income (loss) before income taxes	8,505	244	8,749	8,380	(41)	8,339

Assets	2,011,654	8,695	2,020,349	1,576,714	7,779	1,584,493

Risk-weighted positions (BIS risk positions)	327,503	1,315	328,818	273,520	1,939	275,459

Average active equity	29,725	121	29,846	25,368	100	25,468

1	Net interest income and noninterest income.
In 2007, income before income taxes in Consolidation & Adjustments was € 244 million. This resulted from Corporate Items of € 279 million, as well as from negative adjustments of € 35 million to reverse the impact of differences between the accounting methods used under IFRS and for the business segments in the Group’s management reporting. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which has been agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:
—	Adjustments related to positions which are marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.

—	Trading results from the Group’s own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.

—	Decreases related to the elimination of intra-Group rental income were € 39 million.

—	Net interest income related to tax refunds and accruals increased net revenues by € 69 million.

—
The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Negative adjustments for different accounting methods used in management reporting and IFRS were € 307 million and Corporate Items were € 267 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group’s German open-ended real estate fund, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States. Within net revenues, the main drivers in Consolidation & Adjustments were:
—
Adjustments related to financial instruments which are carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.

—	Trading results from the Group’s own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.

—	The elimination of intra-Group rental income decreased net revenues by € 40 million.

—	Net interest income related to tax refunds and accruals increased by € 67 million.

—	Settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States increased net revenues by € 125 million.

—	The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments.
Assets and risk-weighted positions in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.
Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under “Measurement of Segment Profit or Loss” in this Note.

ENTITY-WIDE DISCLOSURES
The Group presents revenues for groups of similar products and services by group division on a standalone basis derived from the Group’s management accounting systems. The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2007 and 2006, respectively.

	Corporate and
	Investment Bank
in € m.	2007	2006
Sales & Trading (equity)	4,613	4,039

Sales & Trading (debt and other products)	8,407	9,016

Total Sales & Trading	13,020	13,055

Origination (equity)	861	760

Origination (debt)	714	1,331

Total Origination	1,575	2,091

Advisory	1,089	800

Loan products	974	946

Transaction services	2,585	2,228

Other products	(151)	(318)

Total	19,092	18,802

	Private Clients and
	Asset Management
in € m.	2007	2006
Portfolio/fund management	3,062	3,089

Brokerage	2,172	1,910

Loan/deposit	3,173	2,774

Payments, account & remaining financial services	979	899

Other products	742	643

Total	10,129	9,315

20-F // NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents total net revenues (before allowance for credit losses) by geographical area. The information presented for CIB and PCAM has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2007	2006
Germany:
CIB	2,921	2,265
PCAM	5,514	4,922

Total Germany	8,434	7,187

Europe, Middle East and Africa:
CIB	7,721	6,836
PCAM	2,816	2,661

Total Europe, Middle East and Africa[1]	10,537	9,497

Americas (primarily U.S.):
CIB	4,628	6,810
PCAM	1,331	1,350

Total Americas	5,959	8,160

Asia/Pacific:
CIB	3,823	2,891
PCAM	468	381

Total Asia/Pacific	4,291	3,273

CI	1,517	574

Consolidation & Adjustments	7	(197)

Consolidated net revenues[2]	30,745	28,494

1	The United Kingdom accounted for more than 60% of these revenues in 2007 and 2006, respectively.

2
Consolidated total net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement
[3] NET INTEREST INCOME
The following are the components of interest and similar income and interest expense.

in € m.	2007	2006
Interest and similar income:
Interest-earning deposits with banks	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	1,090	1,245
Securities borrowed	3,784	3,551
Financial assets at fair value through profit or loss	45,951	39,195
Interest income on financial assets available for sale	1,596	1,357
Dividend income on financial assets available for sale	200	207
Loans	10,901	9,344
Other	2,800	2,018

Total interest and similar income	67,706	58,275

Interest expense:
Interest-bearing deposits	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	6,869	5,788
Securities loaned	996	798
Financial liabilities at fair value through profit or loss	24,020	22,631
Other short-term borrowings	2,665	2,708
Long-term debt	4,912	3,531
Trust preferred securities	339	267
Other	1,685	1,519

Total interest expense	58,857	51,267

Net interest income	8,849	7,008

Interest income accrued on impaired financial assets was € 57 million and € 47 million for the years ended December 31, 2007 and December 31, 2006, respectively.

20-F // NOTES TO THE CONSOLIDATED INCOME STATEMENT
[4] COMMISSION AND FEE INCOME AND EXPENSE
The following are the components of commissions and fee income and expense.

in € m.	2007	2006
Commission and fee income and expense:

Commissions and fee income	15,199	13,418

Commissions and fee expense	2,910	2,223

Net commissions and fee income	12,289	11,195

in € m.	2007	2006
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,965	3,911

Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	5,497	4,709

Net fees for other customer services	2,827	2,575

Net commissions and fee income	12,289	11,195

[5] NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2007	2006
Trading income:
Sales & Trading (equity)	3,797	2,441
Sales & Trading (debt and other products)	(427)	6,004
Total Sales & Trading	3,370	8,445
Other trading income	548	423

Total trading income	3,918	8,868

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	(41)	7
Securities borrowed/loaned	33	(13)
Loans and loan commitments	(570)	136
Deposits	10	(40)
Long-term debt	3,782 [1]	(47)
Other financial assets/liabilities designated at fair value through profit or loss	43	(19)

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	3,257	24

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892

1
Includes gains of € 3.5 billion from securitization structures. An offsetting fair value movement on related instruments is reported within trading income under Sales & Trading (debt and other products). For further details see Note [11].

[6]  NET INTEREST INCOME AND NET GAINS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE
       THROUGH PROFIT OR LOSS BY GROUP DIVISION
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest income. The Group’s trading activities can periodically shift income between net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, the Group combines net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.
The following table sets forth data relating to the Group’s combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and product within the Corporate and Investment Bank.

in € m.	2007	2006
Net interest income	8,849	7,008

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,175	8,892

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,024	15,900

Breakdown by group division/CIB product:

Sales & Trading (equity)	3,117	2,613
Sales & Trading (debt and other products)	7,483	8,130
Total Sales & Trading	10,600	10,743

Loan products[1]	499	490

Transaction services	1,297	1,074

Remaining products[2]	(118)	435

Total Corporate and Investment Bank	12,278	12,743

Private Clients and Asset Management	3,529	3,071

Corporate Investments	157	3

Consolidation & Adjustments	61	83

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	16,024	15,900

1	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

20-F // NOTES TO THE CONSOLIDATED INCOME STATEMENT
[7] NET GAINS (LOSSES) ON FINANCIAL ASSETS AVAILABLE FOR SALE
The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2007	2006
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	(192)	24
Net gains (losses) from disposal	8	24
Impairments	(200)	–
Reversal of impairments	–	–

Net gains (losses) on equity securities:	944	530
Net gains (losses) from disposal	1,004	540
Impairments	(60)	(10)

Net gains (losses) on loans:	(12)	(2)
Net gains (losses) from disposal	(8)	(2)
Impairments	(4)	–
Reversal of impairments	–	–

Net gains (losses) on other equity interests:	53	39
Net gains (losses) from disposal	60	50
Impairments	(7)	(11)

Total net gains (losses) on financial assets available for sale	793	591

[8] OTHER INCOME
The following are the components of other income.

in € m.	2007	2006
Other income:

Net income from investment properties	29	43

Net gains (losses) on disposal of investment properties	8	28

Net gains (losses) on disposal of consolidated subsidiaries	321	52

Net gains (losses) on disposal of loans	44	80

Insurance premiums[1]	134	47

Remaining other income[2]	750	139

Total other income	1,286	389

1	Net of reinsurance premiums paid.

2
Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group’s 60 Wall Street premises in New York and € 148 million other income from consolidated investments. Remaining other income in 2006 included the receipt of € 125 million from the settlement of insurance claims, in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 in the United States.

[9] GENERAL AND ADMINISTRATIVE EXPENSES
The following are the components of general and administrative expenses.

in € m.	2007	2006
General and administrative expenses:

IT costs	1,867	1,585

Occupancy, furniture and equipment expenses	1,347	1,198

Professional service fees	1,257	1,203

Communication and data services	680	634

Travel and representation expenses	539	503

Payment, clearing and custodian services	437	431

Marketing expenses	411	365

Other expenses	1,416	1,150

Total general and administrative expenses	7,954	7,069

Other expenses include, among other things, regulatory, tax and insurance related costs, operational losses and other non-compensation staff related expenses (e.g., for training and cafeteria services). The increase of other expenses was mainly driven by acquisitions related expenses and by certain consolidated investments.

[10] EARNINGS PER COMMON SHARE
Basic earnings per common share amounts are computed by dividing net income attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.
Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.

20-F // NOTES TO THE CONSOLIDATED INCOME STATEMENT
The following table sets forth the computation of basic and diluted earnings per share.

in € m.	2007	2006
Net income attributable to Deutsche Bank shareholders – numerator for basic earnings per share	6,474	6,070

Effect of dilutive securities:
Forwards and options	–	(88)
Convertible debt	–	3

Net income attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	6,474	5,985

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	474.2	468.3

Effect of dilutive securities:
Forwards	0.3	23.1
Employee stock compensation options	1.8	3.4
Convertible debt	0.7	1.0
Deferred shares	18.6	24.5
Other (including trading options)	0.5	0.9

Dilutive potential common shares	21.9	52.9

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	496.1	521.2

in €	2007	2006
Basic earnings per share	13.65	12.96

Diluted earnings per share	13.05	11.48

As of December 31, 2007, the following instruments were outstanding and could potentially become dilutive in the future. These instruments were not included in the calculation of diluted EPS because to do so would have been anti-dilutive.

Number of shares in m.	2007	2006
Forward purchase contracts	39.4	58.6

Put options sold	0.2	11.7

Call options sold	0.7	10.6

Deferred shares	0.7	0.5

Notes to the Consolidated Balance Sheet
[11] FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading assets:

Trading securities	449,684	425,123

Positive market values from derivative financial instruments	603,059	375,589

Other trading assets[1]	104,236	75,093

Total trading assets	1,156,979	875,805

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	211,142	159,441

Securities borrowed	69,830	62,195

Loans	21,522	6,226

Other financial assets designated at fair value through profit or loss	14,630	983

Total financial assets designated at fair value through profit or loss	317,124	228,845

Total financial assets at fair value through profit or loss	1,474,103	1,104,650

1	Includes traded loans of € 102,093 million and € 73,876 million at December 31, 2007 and 2006, respectively.

in € m.	Dec 31, 2007	Dec 31, 2006
Trading liabilities:

Trading securities	106,225	130,979

Negative market values from derivative financial instruments	608,528	392,466

Other trading liabilities	830	183

Total trading liabilities	715,583	523,628

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	184,943	136,068

Loan commitments	526	158

Long-term debt	52,327	32,300

Other financial liabilities designated at fair value through profit or loss	3,002	2,465

Total financial liabilities designated at fair value through profit or loss	240,798	170,991

Investment contract liabilities[1]	9,796	–

Total financial liabilities at fair value through profit or loss	966,177	694,619

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.
LOANS AND LOAN COMMITMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 302 billion and € 228 billion as of December 31, 2007 and 2006, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.
The credit risk on the lending facilities designated at fair value through profit or loss is mitigated in a number of ways including the purchase of protection through credit default swaps, by holding collateral against the loan or through the issuance of liabilities linked to the credit exposure on the loan. The credit risk on the securities purchased under resale agreements and the securities borrowed is mitigated by holding collateral.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 46.8 billion and € 33.8 billion as of December 31, 2007 and 2006, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 28.1 billion and € 18.5 billion as of December 31, 2007 and 2006, respectively.
The cumulative change attributable to credit risk in the fair value of the drawn loans since designation was a loss of € 98.5 million and a gain of € 21.9 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 110.6 million and a gain of € 21.9 million, respectively.
The cumulative change attributable to credit risk in the fair value of the undrawn irrevocable loan commitments since designation was a loss of € 331.7 million and a gain of € 100.0 million for the years ending December 31, 2007 and 2006, respectively. The change in fair value attributable to credit risk for the years 2007 and 2006 was a loss of € 371.7 million and a gain of € 100.0 million, respectively.
The cumulative change attributable to credit risk in the fair value of the credit derivatives which were used to mitigate the credit risk exposure on drawn loans designated at fair value through profit or loss since designation was a gain of € 63.6 million and a loss of € 21.3 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 80.4 million and a loss of € 21.3 million, respectively.
The cumulative change attributable to changes in credit risk in the fair value of the credit derivatives which are used to mitigate the credit risk exposure on undrawn irrevocable loan facilities designated as at fair value through profit or loss since designation was a gain of € 212.5 million and a loss of € 97.2 million at December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 269.3 million and a loss of € 97.2 million, respectively.
The change in fair value of the loans and loan commitments attributable to movements in the counterparty’s credit risk is determined as the amount of change in its fair value that is not attributable to changes in market conditions that give rise to market risk. For collateralized loans, including securities purchased under resale agreements and securities borrowed, the collateral received acts to mitigate the counterparty credit risk. The fair value movement due to counterparty credit risk on securities purchased under resale agreements was not material due to the credit enhancement received.
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS
The fair value of a financial liability incorporates the credit risk of that financial liability. The fair value of the structured notes issued and the structured deposits taken, directly by the Group, takes into account the credit risk of the Group. If the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments as of the reporting date. The cumulative change in fair value of these instruments attributable to changes in credit risk, since designation, was a gain of € 17.7 million as of December 31, 2007. The change in fair value attributable to changes in credit risk for the year 2007 was a gain of € 17.7 million. There were no changes in the fair value of financial liabilities designated at fair value through profit or loss due to movements in the Group’s credit risk during 2006.
For collateralized borrowings, such as securities sold under repurchase agreements, the collateral pledged acts to mitigate the credit risk of the Group to the counterparty. The fair value movement due to the Group’s credit risk on securities sold under repurchase agreements was not material due to the collateral pledged.
The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.
In addition to the fair value movements due to credit risk of the liabilities to movement in the Group’s credit, there are additional fair value movements due to credit risk on liabilities issued by legally isolated entities. These movements in fair value due to credit risk movements are not related to the Group’s credit but to the credit of the legally-isolated entity, which is dependent upon the collateral in the entity. These are discussed further below.
Certain of the financial liabilities designated at fair value through the profit or loss are structured debt issuances from consolidated Special Purpose Entities (SPEs) which are legally isolated from the Group. The SPEs contain collateral, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. The movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. If the issuance contains an embedded derivative, the change in fair value due to credit risk of the separated embedded derivative has been excluded. The credit risk on these liabilities predominantly relates to movements in the fair value of the collateral in the entity due to movements in credit risk. The cumulative change due to credit risk in the fair value of these instruments since designation under the fair value option was a gain of € 81.2 million and € 5.3 million as of December 31, 2007 and 2006, respectively. The change in fair value attributable to changes in credit risk for the years 2007 and 2006 was a gain of € 73.9 million and € 5.3 million, respectively.
In loan securitization structures, legally isolated entities hold a portfolio of loans and interest rate derivatives, and issue notes. The value of the notes issued is dependent upon the instruments held by the entity. The Group holds certain notes issued by these entities. Some of these entities were established by the Group and some by third parties. Under the Group’s consolidation accounting policy set out in Note [1], certain of these entities are consolidated. The loans held by these entities are classified as traded loans. The notes issued to third parties by the consolidated entities were designated at fair value through profit or loss. The fair value movement due to credit risk on these liabilities arises due to the credit risk movement of the loan collateral in the entity.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
The cumulative change in fair value of the instruments due to credit risk since designation under the fair value option was a gain of € 3.5 billion as of December 31, 2007. The year to date change in fair value attributable to changes in credit risk for 2007 was a gain of € 3.5 billion. There was no material change in fair value of these instruments due to credit risk during 2006.
For financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity is € 29.3 billion and € 33.8 billion more than the carrying amount as of December 31, 2007 and 2006, respectively. The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility.

[12] FAIR VALUE OF FINANCIAL INSTRUMENTS
FAIR VALUE OF FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE
The following table presents the estimated fair value for the Group’s financial instruments which are not ordinarily carried at fair value. This is followed by a description of the methods used to estimate the fair value.

	Carrying value	Fair value	Carrying value	Fair value

in € m.	Dec 31, 2007		Dec 31, 2006
Financial assets:
Cash and due from banks	8,632	8,632	7,008	7,008
Interest-earning deposits with banks	21,615	21,616	19,199	19,198
Central bank funds sold and securities purchased under resale agreements	13,597	13,598	14,265	14,261
Securities borrowed	55,961	55,961	62,943	62,943
Loans	198,892	199,427	178,524	179,644
Other assets[1]	159,462	159,462	123,716	123,729

Financial liabilities:
Deposits	457,946	457,469	411,916	411,670
Central bank funds purchased and securities sold under repurchase agreements	178,741	178,732	102,200	102,196
Securities loaned	9,565	9,565	21,174	21,174
Other short-term borrowings	53,410	53,406	48,433	48,427
Other liabilities[1]	88,742	88,742	85,676	85,679
Long-term debt	126,703	127,223	111,363	112,333
Trust preferred securities	6,345	5,765	4,771	4,886

1	Only includes financial assets or financial liabilities.
Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note [1].

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts represent a reasonable estimate of fair value. If the remaining maturities of these instruments were greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, as of the balance sheet date. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Deposits

Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements

Central bank funds sold and securities purchased under resale agreements	Securities loaned

Securities borrowed	Other short-term borrowings

Other assets	Other liabilities

For loans, fair value was estimated by discounting future cash flows using rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the individually assessed component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans.
For securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned, fair value was derived by discounting future cash flows using the appropriate credit risk-adjusted discount rate.
The fair value of long-term debt and trust preferred securities was determined from quoted market prices, where available. If quoted market prices were not available, fair value was estimated using a valuation technique. The remaining contractual cash flows were discounted at a rate at which the Group could issue debt with similar remaining maturity, as of the balance sheet date.
FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE THROUGH PROFIT OR LOSS OR EQUITY
The Group uses the following valuation methodologies to determine the fair value of financial instruments carried at fair value through profit or loss or directly through a component of equity. All financial instruments carried by the Group at fair value have a determinable fair value.
The fair values of a substantial percentage of the Group’s financial instruments are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for liquid securities, exchange-traded derivatives, over-the-counter (“OTC”) derivatives transacted in liquid trading markets, such as those for interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices. Where observable prices or inputs are available, fair value can be determined without significant judgment. Models used for pricing vanilla options such as the Black-Scholes and other standard option pricing models do not normally involve significant subjectivity or management judgment since the models are widely used across the industry and parameter inputs are observed in active markets.
Where observable prices or inputs are not available, fair value is determined using valuation techniques appropriate to the particular instrument. For example, instruments where valuation techniques are used include certain traded loans,

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
new, complex and long-dated OTC derivatives, transactions in immature or limited markets, distressed debt securities, non-marketable equity securities, retained interests in securitizations of financial assets, and private equity investments. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For complex products, the valuation models use more complex modeling techniques, assumptions and parameters, such as correlation, prepayment speeds, unobservable default rates and loss severity. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques.
Valuation adjustments are an integral part of the valuation process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as close-out costs, liquidity and counterparty credit risk.
The fair value of financial liabilities incorporates a measure of the Group’s credit risk relevant for the financial liability. The financial liabilities include structured note issuances which are not quoted in an active market. The fair value of structured note issuances is determined using a valuation technique that incorporates the Group’s credit risk, by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date.
If the financial liabilities designated at fair value through profit or loss are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.
Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. Where fair value is determined by valuation models, the assumptions and techniques used within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are verified against independent sources and subjected to review. Where prices and parameter inputs or assumptions are not observable, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against observable market instruments. These procedures require the application of management judgment.
Other valuation controls include review and analysis of daily profit or loss, validation of valuation adjustments against close out profits or losses and Value-at-Risk back-testing. For further discussion on the Group’s Value-at-Risk Analysis, see Note [37].
FAIR VALUE HIERARCHY
The financial instruments carried at fair value were categorized under the three levels of the IFRS fair value hierarchy as follows:
QUOTED PRICES IN AN ACTIVE MARKET: this level of the hierarchy includes listed equity securities on major exchanges, G7 Government debt and exchange traded derivatives.
VALUATION TECHNIQUES WITH OBSERVABLE PARAMETERS: this level of the hierarchy includes the majority of the Group’s OTC derivative contracts, corporate debt, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned and traded loans.
VALUATION TECHNIQUES WITH UNOBSERVABLE PARAMETERS: this level of the hierarchy includes more complex OTC derivatives, private equity investments, illiquid loans and certain highly structured bonds. Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. It is followed by an analysis and discussion of the financial instruments categorized in the third level of the hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note [1].

	Dec 31, 2007			Dec 31, 2006
	Quoted	Valuation	Valuation	Quoted	Valuation	Valuation
	prices in	technique	technique	prices in	technique	technique
	active market	observable	unobservable	active market	observable	unobservable
in € m.		parameters	parameters		parameters	parameters
Financial assets held at fair value:
Trading securities	204,247	225,203	20,234	210,666	194,596	19,861
Positive market values from derivative financial instruments	21,401	563,160	18,498	17,396	343,957	14,236
Other trading assets	1,055	62,613	40,568	391	72,456	2,246
Financial assets designated at fair value through profit or loss	13,684	297,423	6,017	1,563	224,556	2,726
Financial assets available for sale	13,389	26,376	2,529	15,209	20,614	2,214
Other financial assets at fair value[1]	560	1,667	(5)	478	2,076	105

Total financial assets held at fair value	254,336	1,176,442	87,841	245,703	858,255	41,388

Financial liabilities held at fair value:
Trading securities	100,630	4,976	619	108,956	19,434	2,589
Negative market values from derivative financial instruments	24,723	567,263	16,542	21,285	360,669	10,512
Other trading liabilities	21	300	509	–	183	–
Financial liabilities designated at fair value through profit or loss	1,454	233,944	5,400	2,247	166,286	2,458
Investment contract liabilities[2]	–	9,796	–	–	–	–
Other financial liabilities at fair value[1]	–	3,763	(3)	57	4,573	280

Total financial liabilities held at fair value	126,828	820,042	23,067	132,545	551,145	15,839

1
Derivatives which are embedded in contracts where the host contract is not held at fair value through profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.
ANALYSIS OF FINANCIAL INSTRUMENTS WITH FAIR VALUE DERIVED FROM VALUATION TECHNIQUES
CONTAINING SIGNIFICANT UNOBSERVABLE PARAMETERS
Some of the instruments in this level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table above.
TRADING SECURITIES: Trading securities are reported in this level of the fair value hierarchy where some of the significant risks present in the instruments are not observable through current market transactions and there is no suitable proxy instrument that can be used to estimate the fair value within a narrow range. This arises if the markets for the securities are illiquid, transactions are infrequent and prices are not readily observable. In these conditions, fair value is determined from a valuation technique, some of the inputs to which are not observable.

Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, this level of the hierarchy includes certain holdings of notes issued by securitization entities, commercial mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities.
The main increase in trading securities categorized in this level of the hierarchy during the year arose from certain asset-backed securities and notes issued by securitization entities where the liquidity in the markets fell. This led to reduced trading activity of these instruments, and therefore fewer related proxies, thereby reducing the observability of parameter inputs to valuation models.
POSITIVE AND NEGATIVE MARKET VALUES FROM DERIVATIVE INSTRUMENTS: Derivatives categorized in this level of the fair value hierarchy are more complex with respect to either the model or nature of the underlying, and their valuation techniques include the use of one or more significant unobservable parameters. The unobservable parameters include certain credit, equity and foreign exchange correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction specific parameters.
The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool is not closely comparable to regularly market traded indices, all CDO squared derivatives, certain options where the volatility is unobservable, certain basket options in which the correlation between the referenced underlying assets are unobservable, longer-term interest rate option derivatives and multi-currency foreign exchange derivatives and certain credit default swaps for which the credit spread is not observable.
In 2007, the main increase in derivatives categorized in this level of the hierarchy related to certain credit default swaps on asset-backed securities for which the credit spread became unobservable due to reduced liquidity in the period. Otherwise the nature of unobservable parameters in derivative valuations remained broadly the same with liquidity being maintained in the majority of markets.
OTHER TRADING INSTRUMENTS: Other trading instruments mainly consist of traded loans. Traded loans are categorized within this level of the hierarchy if market prices are unavailable, there is no reasonable proxy, and valuation techniques contain significant unobservable parameters.
The increase in the loan balance reported in this level of the fair value hierarchy during the year arose principally in the leveraged loan business and residential and commercial mortgage loan businesses where liquidity and associated level of market information declined.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
FINANCIAL ASSETS/LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option were categorized in this level of the fair value hierarchy. The corporate loans designated at fair value through profit or loss are valued using valuation techniques which incorporate credit spread, recovery rate and utilization parameters. If the loans are revolving facilities then the utilization parameter is significant and unobservable and these loans are reported in this level of the hierarchy. The movement year-on-year is due to an increase in assets designated under the fair value option and an increase in the extent to which revolving loan facilities were drawn as of the period end. There was no notable decline in the observability of parameters used in the valuation of corporate loans designated under the fair value option.
In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives with significant unobservable parameters. These unobservable parameters include single stock volatility and equity correlations. The increase in the balance of such instruments in 2007 was mainly due to additional instruments being designated at fair value through profit or loss rather than parameters in these markets becoming less observable.
FINANCIAL ASSETS AVAILABLE FOR SALE: Certain unlisted equity instruments are reported in this level of the fair value hierarchy if there is no close proxy and market illiquidity.
SENSITIVITY ANALYSIS OF UNOBSERVABLE PARAMETERS
If the value of financial instruments is dependent on unobservable input parameters, the precise level for these parameters could be drawn from a range of reasonably possible alternatives. In preparing the financial statements, levels for the parameters are chosen from these ranges using management judgment consistent with prevailing market evidence and subject to the Group’s valuation control procedures. If the Group simultaneously moved all these unobservable parameters to the extremes of these ranges as of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. As of December 31, 2006, it could have increased fair value by as much as € 1.3 billion or decreased fair value by as much as € 631 million. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology.
UNREALIZED PROFIT OR LOSS
Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 4.0 billion and a loss of € 48 million during 2007 and 2006, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

RECOGNITION OF TRADE DATE PROFIT
In accordance with the Group’s accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below shows the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance predominantly related to derivative instruments.

in € m.	2007	2006
Balance, beginning of year	473	503

New trades during the period	426	271

Amortization	(132)	(40)

Matured trades	(53)	(94)

Subsequent move to observability	(186)	(168)

Exchange rate changes	(7)	1

Balance, end of year	521	473

[13] FINANCIAL ASSETS AVAILABLE FOR SALE
The following are the components of financial assets available for sale.

in € m.	Dec 31, 2007	Dec 31, 2006
Debt securities:
German government	2,466	2,879
U.S. Treasury and U.S. government agencies	1,349	1,348
U.S. local (municipal) governments	273	1
Other foreign governments	3,347	3,247
Corporates	7,753	7,217
Other asset-backed securities	6,847	6,633
Mortgage backed securities, including obligations of U.S. federal agencies	3,753	4,182
Other debt securities	4,631	1,065

Total debt securities	30,419	26,572

Equity securities:
Equity shares	7,934	7,294
Investment certificates and mutual funds	306	519

Total equity securities	8,240	7,813

Other equity interests	1,204	1,182

Loans	2,431	2,470

Total financial assets available for sale	42,294	38,037

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
[14] EQUITY METHOD INVESTMENTS
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2007, there were two significant associates which were accounted for as held for sale. For information on assets held for sale please refer to Note [22].
As of December 31, 2007, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Ownership
Investment[1]	percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89%

Beijing Guohua Real Estate Co., Ltd., Beijing	30.00%

Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00%

DB Global Masters (Fundamental Value Trading II) Fund Ltd, George Town	27.88%

DB Phoebus Lux S.à.r.l., Luxembourg[3]	74.90%

Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%

Discovery Russian Realty Paveletskaya Project Ltd., George Town	33.33%

DMG & Partners Securities Pte. Ltd., Singapore	49.00%

Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00%

Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45%

Force 2005—1 Limited Partnership, St. Helier	40.00%

Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00%

Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00%

K&N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55%

Ligusterfonds, Amsterdam	25.85%

Makkolli Trading Ltd, Hamilton	45.00%

MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03%

Mountaineer Natural Gas Trust, Wilmington	50.00%

Paternoster Limited, Douglas	30.99%

PX Holdings Limited, Stockton on Tees	43.00%

Redwood Russia PLP1 Limited, St. Helier	40.10%

Rongde Asset Management Company Limited, Beijing	40.70%

RREEF America REIT III, Inc., Chicago[2]	9.67%

RREEF Global Opportunities Fund II LLC, Wilmington[2]	9.90%

STC Capital YK, Tokyo	50.00%

SWIP Multi Manager Global Real Estate Fund, London	24.70%

SWIP Property Trust, London	37.38%

SWIP UK Income Fund, London	35.99%

SWIP UK Smaller Cos, London	34.24%

VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98%

1	All significant equity method investments are investments in associates.

2	The Group has significant influence over the investee through board seats or other measures.

3	The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees were as follows:

in € m.	Dec 31, 2007	Dec 31, 2006
Total assets	22,107	20,062

Total liabilities	13,272	12,113

Revenues	2,368	2,344

Net income (loss)	528	1,195

The following are the components of the net income (loss) from all equity method investments:

in € m.	2007	2006
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	358	207
Net gains (losses) on disposal of equity method investments[1]	9	217
Impairments	(14)	(5)

Total net income (loss) from equity method investments	353	419

1	Net gains (losses) on disposal of equity method investments in 2006 included a gain of € 131 million from the sale of the Group’s remaining holding in EUROHYPO AG
There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.
Equity method investments for which there are published price quotations had a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007 and a carrying value of € 219 million and a fair value of € 228 million as of December 31, 2006.
The investees have no significant contingent liabilities to which the Group is exposed.
In 2007 and 2006, none of the Group’s investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
[15] LOANS
The following are the principal components of loans, broken down by industry classification.

in € m.	Dec 31, 2007	Dec 31, 2006
Banks and insurance	12,850	12,364

Manufacturing	16,067	13,727

Households (excluding mortgages)	25,323	25,925

Households – mortgages	45,540	43,658

Public sector	5,086	4,153

Wholesale and retail trade	8,916	10,515

Commercial real estate activities	16,476	14,042

Lease financing	3,344	3,290

Other	67,086	52,644

Gross loans	200,689	180,318
(Deferred expense)/unearned income	92	124

Loans less (deferred expense)/unearned income	200,597	180,194
Less: Allowance for loan losses	1,705	1,670

Total loans	198,892	178,524

Further disclosure on loans is provided in Note [37].

[16] ALLOWANCE FOR CREDIT LOSSES
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.
The following table provides a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

	2007			2006
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	985	684	1,670	1,124	708	1,832

Provision for loan losses	146	505	651	16	336	352

Net charge-offs:	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	95	130	225	156	132	288

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes	(52)	(36)	(88)	(39)	(32)	(70)

Allowance, end of year	930	775	1,705	985	684	1,670

The following table shows the activity in the Group’s allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

	2007			2006
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	127	129	256	184	132	316

Provision for off-balance sheet positions	(32)	(6)	(38)	(56)	2	(53)

Changes in the group of consolidated companies	7	3	10	1	—	1

Exchange rate changes	(1)	(8)	(8)	(2)	(5)	(7)

Allowance, end of year	101	118	219	127	129	256

[17] DERECOGNITION OF FINANCIAL ASSETS
The Group’s accounting policy regarding derecognition of financial assets, including the application of continuing involvement accounting, is described in Note [1].
The Group enters into transactions in which it transfers previously recognized financial assets, such as debt securities, equity securities and traded loans, but retains substantially all of the risks and rewards of those assets. Due to this retention, the transferred financial assets are not derecognized and the transfers are accounted for as secured financing transactions. The most common transactions of this nature entered into by the Group are repurchase agreements, securities lending agreements and total return swaps, in which the Group retains substantially all of the associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.
The following table provides further information on the asset types and the associated transactions that did not qualify for derecognition, and their associated liabilities.

Carrying amount of transferred assets
in € m.	Dec 31, 2007	Dec 31, 2006
Trading securities not derecognized due to the following transactions:
Repurchase agreements	170,538	86,655
Securities lending agreements	30,884	48,558
Total return swaps	4,871	3,024

Total trading securities	206,293	138,237

Other trading assets	176	2,830

Total	206,469	141,067

Carrying amount of associated liability	168,772	98,367

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with securitization or special purpose vehicles.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement. The associated liability of the transferred item is approximately equal to the asset that continues to be recognized.

in € m.	Dec 31, 2007	Dec 31, 2006
Carrying amount of the original assets transferred:

Trading securities	9,052	6,522

Other trading assets	3,695	1,257

Carrying amount of the assets continued to be recognized:

Trading securities	6,489	5,615

Other trading assets	1,062	345

[18] ASSETS PLEDGED AND RECEIVED AS COLLATERAL
The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary for standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group’s assets pledged as collateral is as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Interest-earning deposits with banks	436	119

Financial assets at fair value through profit or loss	199,696	129,057

Financial assets available for sale	866	973

Loans	14,846	12,434

Premises and equipment	183	249

Total	216,027	142,832

Included in these amounts are items disclosed on the face of the balance sheet where the transferee has the right to sell or repledge the collateral. As of December 31, 2007 and December 31, 2006 these amounts were € 158 billion and € 87 billion, respectively.
As of December 31, 2007 and December 31, 2006, the Group received collateral with a fair value of € 462 billion and € 389 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard securitized lending activities and the other transactions described. The Group, as the secured party has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2007 and 2006, the Group had resold or repledged € 438 billion and € 355 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] PREMISES AND EQUIPMENT

	Owner	Furniture and	Leasehold	Construction-	Total
	occupied	Equipment	improvements	in-progress
in € m.	properties
Cost of acquisition:

Balance as of January 1, 2006	2,564	2,342	1,314	73	6,293

Changes in the group of consolidated companies	45	13	2	–	60
Additions	249	202	73	82	606
Transfers	3	7	28	(41)	(3)
Reclassifications to ‘held for sale’	–	–	–	–	–
Disposals	127	159	45	2	333
Exchange rate changes/other	(90)	(59)	(33)	(1)	(183)

Balance as of December 31, 2006	2,644	2,346	1,339	111	6,440

Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications to ‘held for sale’	62	10	–	–	72
Disposals	742	312	145	2	1,201
Exchange rate changes/other	(103)	(100)	(63)	(3)	(269)

Balance as of December 31, 2007	1,542	2,297	1,444	124	5,407

Accumulated Depreciation and Impairment:

Balance as of January 1, 2006	700	1,746	619	–	3,065

Changes in the group of consolidated companies	3	8	1	–	12
Depreciation	53	217	139	–	409
Impairment losses	–	1	–	–	1
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	–	(12)	–	(13)
Reclassifications to ‘held for sale’	–	–	–	–	–
Disposals	29	149	32	–	210
Exchange rate changes/other	(14)	(41)	(10)	–	(65)

Balance as of December 31, 2006	712	1,782	705	–	3,199

Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications to ‘held for sale’	49	8	–	–	57
Disposals	190	250	65	–	505
Exchange rate changes/other	(14)	(90)	(38)	–	(142)

Balance as of December 31, 2007	561	1,658	779	–	2,998

Carrying amount:

Balance as of December 31, 2006	1,932	564	634	111	3,241

Balance as of December 31, 2007	981	639	665	124	2,409

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
In 2007, impairment losses, recorded within General and administrative expenses, were primarily related to the renovation of the Group’s headquarters at Taunusanlage in Frankfurt.
The carrying values of items of property, plant and equipment on which there is a restriction on sale was € 149 million as of December 31, 2007.

[20] LEASES
The Group is lessee under lease arrangements covering real property and equipment.
FINANCE LEASE COMMITMENTS
The following table shows the net carrying value for each class of leasing objects held under finance leases.

in € m.	Dec 31, 2007	Dec 31, 2006
Land and buildings	97	179

Furniture and equipment	3	4

Other	–	–

Net carrying value	100	183

Additionally, the Group has sublet leasing objects classified as finance leases with a net carrying value of € 309 million as of December 31, 2007, and € 369 million as of December 31, 2006.
The future minimum lease payments required under the Group’s finance leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum lease payments

not later than one year	199	123

later than one year and not later than five years	186	358

later than five years	347	427

Total future minimum lease payments	732	908
Less: Future interest charges	282	323

Present value of finance lease commitments	450	585

Future minimum sublease payments of € 421 million and € 437 million for the years ended December 31, 2007 and 2006, respectively, are expected to be received under non-cancelable subleases at the balance sheet date. As of December 31, 2007, the amount of contingent rents recognized in the income statement was € 0.4 million.

OPERATING LEASE COMMITMENTS
The future minimum lease payments required under the Group’s operating leases were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Future minimum rental payments

not later than one year	639	564

later than one year and not later than five years	1,789	1,588

later than five years	1,815	1,112

Total future minimum rental payments	4,243	3,264
Less: Future minimum rentals to be received	253	330

Net future minimum rental payments	3,990	2,934

In 2007, € 708 million was charged related to lease and sublease agreements, of which € 752 million was for minimum lease payments, € 21 million for contingent rents and € 64 million for sublease rentals received.

[21] GOODWILL AND OTHER INTANGIBLE ASSETS
GOODWILL
CHANGES IN GOODWILL
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, by segment for the years ended December 31, 2007 and 2006 are shown below by segment.

	Corporate	Global	Asset and	Private &	Corporate	Total
	Banking &	Transaction	Wealth	Business	Investments
in € m.	Securities	Banking	Management	Clients
Balance as of January 1, 2006	3,383	485	2,837	240	100	7,045
Goodwill acquired during the year	171	–	419	235	33	858
Transfers	–	1	–	(1)	–	–
Goodwill related to dispositions without being classified as held for sale	–	–	(1)	(1)	–	(2)
Impairment losses[1]	–	–	–	–	(31)	(31)
Exchange rate changes/other	(326)	(38)	(218)	(3)	(15)[2]	(600)

Balance as of December 31, 2006	3,228	448	3,037	470	87	7,270

Gross amount of goodwill	3,228	448	3,037	470	294	7,477

Accumulated impairment losses	–	–	–	–	(207)	(207)

Balance as of January 1, 2007	3,228	448	3,037	470	87	7,270
Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)

Balance as of December 31, 2007	3,076	416	2,769	971	–	7,232

Gross amount of goodwill	3,076	416	2,769	971	261	7,493

Accumulated impairment losses	–	–	–	–	(261)	(261)

1	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

2	Includes € 13 million of reduction in goodwill related to prior years held for sale write-downs.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities was € 149 million related to MortgageIT Holdings Inc.
In 2006, the main addition to goodwill in Asset and Wealth Management was € 419 million related to the acquisition of Tilney Group Limited. In Private & Business Clients, the acquisition of norisbank resulted in a goodwill of € 230 million and in Corporate Banking & Securities, the acquisition of the remaining 60 % of United Financial Group (UFG) added € 166 million to goodwill.
An impairment review of goodwill was triggered in the first quarter of 2007 in Corporate Investments after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.
In 2006, a goodwill impairment loss of € 31 million was recorded in Corporate Investments. This goodwill related to a private equity investment in Brazil, which was not integrated into the cash-generating unit. The impairment loss was triggered by changes in local law that restricted certain businesses. The fair value less costs to sell of the investment was determined using a discounted cash flow methodology.
GOODWILL IMPAIRMENT TEST
Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash-generating units are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. At year-end 2007, six out of seven cash-generating units carry goodwill. The carrying amounts of goodwill by cash-generating unit below the segment level for the years ended December 31, 2007 and 2006 are as follows.

	Global	Corporate	Total	Asset	Private	Total Asset
	Markets	Finance	Corporate	Manage-	Wealth	and Wealth
			Banking &	ment	Manage-	Manage-
in € m.			Securities		ment	ment
At December 31, 2006	2,148	1,080	3,228	1,963	1,074	3,037

At December 31, 2007	2,098	978	3,076	1,794	975	2,769

The goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2007 and 2006 did not result in an impairment loss as the recoverable amount for all cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.
RECOVERABLE AMOUNT
The Group determines the recoverable amount of all cash-generating units on the basis of fair value less costs to sell. As observable market prices are ordinarily not available for the Group’s cash-generating units, the fair value is based on the best information available to reflect the amount the Group could obtain from a disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. This consists of recent transactions and market values for similar assets or groups of assets in the relevant industry or market and valuation techniques, such as discounted cash flow (“DCF”) calculations.
The fair value for most of the Group’s cash-generating units is determined based on DCF calculations. For Asset Management, fair value is determined based on market multiples of a respective group of peer companies for various business-specific metrics (e.g., revenue and price/earnings multiples). In this case, fair value based on a DCF calculation is considered in validating the results of the multiples-based approach.
Under the DCF method, the Group employs a Dividend Discount Model (“DDM”), adjusted to reflect the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.
The DDM uses earnings projections based on financial plans agreed by management for a three-year period. For purposes of the goodwill impairment test, the agreed plans are extrapolated for two additional years in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are assumed to increase by a constant rate using a long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
Fair values determined on this basis are further reviewed against the available market participants’ view, as evidenced by, for example, equity analysts’ valuations of the Group and its segments.
KEY ASSUMPTIONS AND SENSITIVITIES
The fair value of a cash-generating unit is sensitive to the discount rate applied to the earnings projections and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Discount rates applied to cash-generating units in 2007 range from 9.6 % to 10.5%.
SENSITIVITIES: In validating the fair values determined for the cash-generating units, the major value drivers of each cash-generating unit are being reviewed annually. In addition, key assumptions used in the DDM and market multiples models, for example, the discount rate and the long-term growth rate, were sensitized to test the resilience of fair values. On this basis, management believes that reasonable changes in the key assumptions used to determine the recoverable amount of the Group’s cash-generating units will not result in an impairment situation.
OTHER INTANGIBLE ASSETS
Other intangible assets are separated into those that are internally generated, which consist only of internally generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.

The changes of other intangible assets by asset class for the years ended December 31, 2007 and 2006 are as follows.

	Internally	Purchased intangible assets
	generated
	intangible
	assets
		Amortized				Unamortized
	Software	Customer-	Value of	Other	Total	Retail	Other	Total	Total other
		related	business		amortized	investment		unamor-	intangible
		intangible	acquired		purchased	manage-		tized	assets
		assets			intangible	ment		purchased
					assets	agree-		intangible
in € m.						ments		assets
Cost of acquisition/manufacture:

Balance as of January 1, 2006	391	215	–	436	651	978	8	986	2,028
Additions	9	30	–	39	69	–	–	–	78
Changes in the group of consolidated companies	–	174	–	15	189	–	–	–	189
Disposals	8	–	–	51	51	–	–	–	59
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(19)	–	(22)	(41)	(101)	–	(101)	(165)
Other	–	–	–	–	–	–	–	–	–

Balance as of December 31, 2006	369	400	–	417	817	877	8	885	2,071

Additions	32	122	–	48	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	19	971	–	–	–	971
Disposals	–	–	–	28	28	–	–	–	28
Reclassifications to held for sale	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(20)	(97)	(91)	–	(91)	(215)
Other	–	–	–	–	–	–	–	–	–

Balance as of December 31, 2007	374	534	863	432	1,829	786	11	797	3,000

Accumulated amortization and impairment:

Balance as of January 1, 2006	329	82	–	321	403	–	–	–	732
Amortization for the year	28	28	–	33	61	–	–	–	89 [1]
Disposals	7	–	–	48	48	–	–	–	55
Reclassifications to held for sale	–	–	–	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–	–	–	–
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(16)	(7)	–	(14)	(21)	–	–	–	(37)
Other	–	–	–	–	–	–	–	–	–

Balance as of December 31, 2006	334	103	–	292	395	–	–	–	729

Amortization for the year	17	57	8	31	96	–	–	–	113 [2]
Disposals	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	3	5	74	–	74	79 [3]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–
Exchange rate changes	(23)	(13)	–	(14)	(27)	–	–	–	(50)
Other	–	–	–	–	–	–	–	–	–

Balance as of December 31, 2007	328	149	8	290	447	74	–	74	849

Carrying amount:

As of December 31, 2006	35	297	–	125	422	877	8	885	1,342

As of December 31, 2007	46	385	855	142	1,382	712	11	723	2,151

1
Of which € 75 million were included in general and administrative expenses and € 14 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2
Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

3	Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
AMORTIZED INTANGIBLE ASSETS
The additions to other intangible assets are mainly due to the acquisition of Abbey Life Assurance Company Limited which resulted in the capitalization of a value of business acquired (“VOBA”) amounting to € 912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts. It is amortized and its amortization period is expected to end in 2036 (for further details refer to Notes [1] and [40]).
In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.
Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights). Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives per asset class are as follows.

Useful lives in years
Internally generated intangible assets:
Software	1–3

Purchased intangible assets:
Customer-related intangible assets	1–20
VOBA	1–29
Other	1–30

UNAMORTIZED INTANGIBLE ASSETS
More than 98 % of unamortized intangible assets relate to the Group’s U.S. retail mutual fund business, amounting to € 712 million and are allocated to the Asset Management cash-generating unit. These retail investment management agreements are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. As the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the acquisition of Zurich Scudder Investments, Inc. by the Group in 2002.

In the fourth quarter of 2007, impairment losses of € 74 million were recognized as impairment of intangible assets in the income statement. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in both current and projected operating results and cash flows of investment management agreements for certain closed end and variable annuity funds which had been acquired from Zurich Scudder Investments, Inc. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are not observable for such assets, fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period earnings excess method).

[22] ASSETS HELD FOR SALE
As of December 31, 2007, the Group classified three disposal groups (two subsidiaries and a consolidated fund) and several non-current assets as held for sale. The Group reported these items in Other assets and Other liabilities, and valued them at the lower of their carrying amount or fair value less costs to sell, resulting in an impairment loss of € 2 million in 2007, which was recorded in income before income taxes of the Group Division Corporate Investments (CI).
The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). They are an Italian life insurance company for which a disposal contract was signed in December 2007 and for which closing is expected in the first half of 2008, and a second, related to a real estate fund in North America, which is planned to be launched in the first quarter of 2008. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. A sales transaction is now expected in 2008.
Non-current assets classified as held for sale included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2008.
As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2007 and December 31, 2006.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial assets at fair value through profit or loss	417	–

Financial assets available for sale[1]	675	45

Equity method investments	871	169

Premises and equipment	15	–

Other assets	864	195

Total assets classified as held for sale	2,842	409

Financial liabilities at fair value through profit or loss	417	–

Long-term debt	294	–

Other liabilities	961	149

Total liabilities classified as held for sale	1,672	149

1	An amount of € (12) million and € 2 million was recognized directly in equity at December 31, 2007 and December 31, 2006, respectively.

[23] OTHER ASSETS AND OTHER LIABILITIES
The following are the components of Other assets and Other liabilities.

in € m.	Dec 31, 2007	Dec 31, 2006
Other Assets:

Brokerage and securities related receivables
Cash/margin receivables	34,277	25,258
Receivables from prime brokerage	44,389	26,090
Pending securities transactions past settlement date	14,307	11,109
Receivables from unsettled regular way trades	58,186	51,543

Total brokerage and securities related receivables	151,159	114,000

Accrued interest receivable	7,549	6,127

Other	24,189	18,894

Total other assets	182,897	139,021

in € m.	Dec 31, 2007	Dec 31, 2006
Other Liabilities:

Brokerage and securities related payables
Cash/margin payables	17,029	15,170
Payables from prime brokerage	39,944	29,136
Pending securities transactions past settlement date	12,535	8,347
Payables from unsettled regular way trades	58,901	54,936

Total brokerage and securities related payables	128,409	107,589

Accrued interest payable	6,785	6,148

Other	36,315	30,392

Total other liabilities	171,509	144,129

[24] DEPOSITS
The components of deposits are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Noninterest-bearing demand deposits	30,187	30,353

Interest-bearing deposits
Demand deposits	144,349	113,540
Time deposits	236,071	231,403
Savings deposits	47,339	36,620

Total interest-bearing deposits	427,759	381,563

Total deposits	457,946	411,916

[25] PROVISIONS
The following table presents the movement schedule by class of provisions.

	Operational/	Other	Total[1]
in € m.	Litigation

Balance as of January 1, 2007	919	593	1,512

Changes in the group of consolidated companies	15	(32)	(17)

New provisions	266	362	628

Amounts used	(382)	(310)	(692)

Unused amounts reversed	(139)	(143)	(282)

Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)

Balance as of December 31, 2007	617	459	1,076

1
For the remaining portion of provisions as disclosed on the consolidated balance sheet, please refer to Note [16] to the Group’s consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

OPERATIONAL AND LITIGATION
The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control and system failure.
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, most of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
The Group’s significant legal proceedings are described below.
TAX-RELATED PRODUCTS: Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 59 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 28 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing.

KIRCH LITIGATION. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and financially damaging to Kirch. On January 24, 2006 the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank. Claims by Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. To be awarded a judgment for damages against Deutsche Bank, Dr. Kirch had to file a new lawsuit. In May 2007, Dr. Kirch filed an action as assignee of PrintBeteiligungs GmbH against Deutsche Bank and Dr. Breuer for the payment of approximately € 1.6 billion at the time of the filing (the amount depends, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group’s view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.1 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group’s view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated in the complaint.
OTHER
Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

20-F // NOTES TO THE CONSOLIDATED BALANCE SHEET
[26] OTHER SHORT-TERM BORROWINGS
The following table is a summary of the Group’s other short-term borrowings.

in € m.	Dec 31, 2007	Dec 31, 2006
Other short-term borrowings:

Commercial paper	31,187	34,250

Other	22,223	14,183

Total other short-term borrowings	53,410	48,433

[27] LONG-TERM DEBT AND TRUST PREFERRED SECURITIES
LONG-TERM DEBT
The following table is a summary of the Group’s long-term debt by contractual maturity.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2007	Dec 31, 2006
in € m.	2008	2009	2010	2011	2012	2012	total	total
Senior debt:

Bonds and notes:
Fixed rate	14,497	11,829	7,125	7,318	12,472	18,932	72,173	56,239
Floating rate	8,207	6,218	6,035	5,263	8,456	12,205	46,384	44,175

Subordinated debt:

Bonds and notes:
Fixed rate	273	721	–	426	47	2,416	3,883	4,910
Floating rate	279	1,362	1,439	499	498	186	4,263	6,039

Total long term debt	23,256	20,130	14,599	13,506	21,473	33,739	126,703	111,363

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2007 and 2006.
TRUST PREFERRED SECURITIES
The following table summarizes the Group’s fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group’s option.

in € m.	Dec 31, 2007	Dec 31, 2006
Fixed rate	3,911	4,147

Floating rate	2,434	624

Total trust preferred securities	6,345	4,771

Additional Notes
[28] OBLIGATION TO PURCHASE COMMON SHARES
The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2007 and December 31, 2006, the obligation of the Group to purchase its own common shares amounted to € 3.6 billion and € 4.3 billion, respectively, as summarized in the following table.

	Dec 31, 2007				Dec 31, 2006
	Amount of	Number of	Weighted	Maturity	Amount of	Number of	Weighted	Maturity
	obligation	shares	Average		obligation	shares	Average
			Forward/				Forward/
			Exercise				Exercise
			Price				Price
	in € m.	in million	in €		in € m.	in million	in €

Forward purchase contracts	864	13.5	63.84	> 3 months – 1 year	866	21.8	39.70	> 3 months – 1 year

	2,678	31.8	84.27	> 1 year – 5 years	2,591	36.8	70.53	> 1 year – 5 years

Written put options	–	–	–	Up to 3 months	39	0.4	84.46	Up to 3 months

	7	0.1	49.73	> 3 months – 1 year	642	8.9	74.37	> 3 months – 1 year

	4	0.1	80.00	> 1 year – 5 years	189	2.7	74.35	> 1 year – 5 years

Total	3,553	45.5			4,327	70.6

20-F // ADDITIONAL NOTES
[29] COMMON SHARES
COMMON SHARES
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2006	554,535,270	(48,977,594)	505,557,676
Shares issued under share-based compensation plans	10,232,739	–	10,232,739
Shares retired	(40,000,000)	40,000,000	–
Shares purchased for treasury	–	(429,180,424)	(429,180,424)
Shares sold or distributed from treasury	–	412,040,283	412,040,283

Common shares, December 31, 2006	524,768,009	(26,117,735)	498,650,274

Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares retired	–	–	–
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354

Common shares, December 31, 2007	530,400,100	(29,334,819)	501,065,281

There are no issued ordinary shares that have not been fully paid.
Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among others share-based compensation programs and allow the Group to balance capital supply and demand. The fourth buy-back program was completed in June 2006, and 40 million shares were retired in January 2006. The fifth buy-back program commenced in June 2006 and was completed in May 2007, when the sixth buy-back program was started. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.
AUTHORIZED AND CONDITIONAL CAPITAL
Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2007, Deutsche Bank had authorized but unissued capital of € 454,000,000 which may be issued at various dates through April 30, 2011 as follows.

Authorized capital	Expiration date

€ 128,000,000[1]	April 30, 2008

€ 198,000,000	April 30, 2009

€ 128,000,000[1]	April 30, 2011

1	Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 24, 2007 authorized the Management Board to increase the share capital by up to a total of € 85,000,000 against cash payments. This additional authorized capital became effective upon its entry in the Commercial Register on February 14, 2008. The expiration date is April 30, 2012.
Deutsche Bank also had conditional capital of € 156,269,947. Conditional capital is available for various instruments that may potentially be converted into common shares.
The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.
Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 1,636,727 option rights were granted and not exercised as of December 31, 2007. Therefore, capital can still be increased by € 4,190,021 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 812,471 option rights were granted and not exercised as of December 31, 2007 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 2,079,926 under this plan. These plans are described in Note [31].
DIVIDENDS
The following table shows the amount of dividends proposed or declared for the years ended December 31, 2007 and December 31, 2006, respectively.

	2007 (proposed)	2006

Cash dividends declared (in € m.)[1]	2,387	2,005

Cash dividends declared per common share (in €)	4.50	4.00

1	Cash dividend for 2007 is based on the number of shares issued as of December 31, 2007.
No dividends have been declared since the balance sheet date.

20-F // ADDITIONAL NOTES
[30] CHANGES IN EQUITY

in € m.	2007	2006
Common shares
Balance, beginning of year	1,343	1,420
Common shares issued under share-based compensation plans	15	25
Retirement of common shares	–	(102)
Balance, end of year	1,358	1,343

Additional paid-in capital
Balance, beginning of year	15,246	14,464
Net change in share awards in the reporting period	122	(258)
Common shares issued under share-based compensation plans	377	663
Tax benefits related to share-based compensation plans	(44)	285
Option premiums on options on Deutsche Bank common shares	76	(81)
Net gains (losses) on treasury shares sold	28	171
Other	3	2
Balance, end of year	15,808	15,246

Retained earnings
Balance, beginning of year	20,451	17,856
Net income attributable to Deutsche Bank shareholders	6,474	6,070
Cash dividends declared and paid	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	277	180
Net gains on treasury shares sold	–	191
Retirement of common shares	–	(2,667)
Other effects from options on Deutsche Bank common shares	3	60
Other	(84)	–
Balance, end of year	25,116	20,451

Common shares in treasury, at cost
Balance, beginning of year	(2,378)	(3,368)
Purchases of shares	(41,128)	(38,830)
Sale of shares	39,677	35,998
Retirement of shares	–	2,769
Treasury shares distributed under share-based compensation plans	1,010	1,053
Balance, end of year	(2,819)	(2,378)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(4,307)	(4,449)
Additions	(1,292)	(2,140)
Deductions	2,047	2,282
Balance, end of year	(3,552)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax
Balance, beginning of year	2,403	2,751
Change in unrealized net gains on financial assets available for sale, net of applicable tax and other[1]	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[2]	(7)	(54)
Foreign currency translation, net of tax[3]	(1,690)	(760)
Balance, end of year	1,133	2,403

Total shareholders’ equity, end of year	37,044	32,758

Minority interest
Balance, beginning of year	717	624
Minority interests in net profit or loss	36	9
Increases	1,048	744
Decreases and dividends	(346)	(624)
Foreign currency translation, net of tax	(33)	(36)
Balance, end of year	1,422	717

Total equity, end of year	38,466	33,475

1	Thereof € (9) million and € (84) million related to the Group’s share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

2	Thereof € (7) million related to the Group’s share in changes of equity of associates or jointly controlled entities for the year ended December 31, 2006.

3	Thereof € (12) million and € 1 million related to the Group’s share in changes of equity of associates or jointly controlled entities for the years ended December 31, 2007 and 2006, respectively.

[31] SHARE-BASED COMPENSATION PLANS
SHARE-BASED COMPENSATION PLANS USED FOR GRANTING NEW AWARDS IN 2007
The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility

Global Partnership Plan	Annual Award	80% : 24 months[1]	No	Group Board

Equity Units		20% : 42 months

50% : 24 months

DB Equity Plan	Annual Award	25% : 36 months	Yes	Select employees as annual retention

25% : 48 months

	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff

Global Share Plan		100% : 12 months	No	All employee plan granting up to 10 shares per employee[3]

1	With delivery after further 18 months

2	Weighted average relevant service period: 21 months

3	Participant must have been active and working for the Group for at least one year at date of grant
An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the DB Equity Plan – Annual Award, however, allow continued vesting after voluntary termination of employment, when certain conditions regarding age or tenure are fulfilled.
Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient’s termination of employment is due to death or disability.
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards in 2007.
The Group intends to discontinue the Global Share Plan in 2008, however, the Management Board has announced its intention to support country specific initiatives to replace the Global Share Plan.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

20-F // ADDITIONAL NOTES
SHARE-BASED COMPENSATION PLANS USED FOR GRANTING AWARDS PRIOR TO 2007
SHARE PLANS AND STOCK APPRECIATION RIGHT PLANS
Prior to 2007, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement	Eligibility	Last grant in
			provisions

Restricted Equity Units (REU) Plan	Annual Award	80% : 48 months[1]	Yes	Select employees as annual retention	2006

		20% : 54 months

DB Share Scheme	Annual Award	1/3 : 6 months	No	Select employees as annual retention	2006

		1/3 : 18 months

		1/3 : 30 months

	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006

DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005

Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months		Select employees	2002
		Expiry after 72 months	No

1	With delivery after further 6 months
The REU Plan, DB Share Scheme and DB KEEP represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.
An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.
Vesting usually continues after termination of employment in certain cases, such as redundancy or retirement. Vesting is accelerated if the recipient’s termination of employment is due to death or disability.
The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of the Group’s common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.
PERFORMANCE OPTIONS
Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2007 all options were exercisable.

The following table summarizes the main features related to performance options granted under the Global Partnership Plan and the pre-2004 Global Share Plan.

Plan	Grant Year	Exercise Price	Additional Partnership	Exercisable until	Eligibility
			Appreciation Rights

Global Share Plan	2001	€ 87.66	No	Nov 2007	All Employees[1]

(pre-2004)	2002	€ 55.39	No	Nov 2008	All Employees[1]

Performance Options	2003	€ 75.24	No	Dec 2009	All Employees[1]

Global Partnership Plan	2002	€ 89.96	Yes	Feb 2008	Select Executives

Performance Options	2003	€ 47.53	Yes	Feb 2009	Select Executives

	2004	€ 76.61	Yes	Feb 2010	Group Board

1	Participant must have been active and working for the Group for at least one year at date of grant
Under both plans, the option represents the right to purchase one of the Group’s common shares at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the Group’s common shares on the date of grant or an average of the fair market value of the Group’s common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.
Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. All these performance options are fully vested. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the Global Partnership Plan performance options.
Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2001 to 2003. The plan allowed the purchase of up to 60 shares in 2001 and up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted one performance option in 2001 and five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.
COMPENSATION EXPENSE
Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.
Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of the Group’s common shares.

20-F // ADDITIONAL NOTES
A further description of the underlying accounting principles can be found in Note [1].
The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2007	2006
DB Global Partnership Plan	7	9

DB Global Share Plan	49	43

DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,088	751

Stock Appreciation Rights Plans[1]	1	19

Total	1,145	822

1
For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2007 approximately € 10 million was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.
Share-based payment transactions which will result in a cash payment give rise to a liability, which, as of December 31, 2007, amounted to € 8 million. This liability is attributable to unvested share awards.
As of December 31, 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 1.0 billion.

AWARD-RELATED ACTIVITIES
SHARE PLANS
The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

	Global Partner-	DB Share	Global Share Plan	Total	Weighted-
	ship Plan Equity	Scheme/	(since 2004)		average grant
in thousands of units	Units	DB KEEP/REU/			date fair value
(except per share data)		DB Equity Plan			per unit

Balance at December 31, 2005	290	64,952	534	65,776	€ 51.98
Granted	93	13,801	555	14,449	€ 76.17
Issued	(24)	(14,792)	(524)	(15,340)	€ 68.19
Forfeited	–	(2,357)	(10)	(2,367)	€ 54.43

Balance at December 31, 2006	359	61,604	555	62,518	€ 53.50
Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85

Balance at December 31, 2007	324	49,309	599	50,232	€ 71.05

In addition to the amounts shown in the table above, in February 2008 the Group granted awards of approximately 150,000 units with an average fair value of € 59.60 per unit under the DB Global Partnership Plan, and approximately 14.3 million units with an average fair value of € 64.56 per unit under the DB Equity Plan. Approximately 0.3 million of the grants under the DB Equity Plan were granted under the cash plan variant of this plan.
PERFORMANCE OPTIONS
The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

	Global	Weighted-average	DB Global Share	Weighted-
	Partnership Plan	exercise price[1]	Plan (pre 2004)	average
in thousands of units	Performance		Performance	exercise price
(except per share data and exercise prices)	Options		Options

Balance at December 31, 2005	16,105	€ 77,82	2,510	€ 69.77
Exercised	(9,105)	€ 79,21	(1,128)	€ 70.33
Forfeited	(24)	€ 89,96	(55)	€ 74.13

Balance at December 31, 2006	6,976	€ 75,96	1,327	€ 69.11
Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66

Balance at December 31, 2007	1,637	€ 53.32	812	€ 68.14

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The following two tables present details related to performance options outstanding as of December 31, 2007 and December 31, 2006, by range of exercise price.

Range of exercise price	Performance options outstanding December 31, 2007
	Performance	Weighted average	Weighted-average
	options	exercise price[1]	remaining
	outstanding		contractual life
	(in thousands)

€ 40.00 – 59.99	1,704	€ 48.87	13 months

€ 60.00 – 79.99	522	€ 75.24	24 months

€ 80.00 – 99.99	223	€ 89.96	1 month

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise price	Performance options outstanding December 31, 2006
	Performance	Weighted average	Weighted-average
	options	exercise price[1]	remaining
	outstanding		contractual life
	(in thousands)

€ 40.00 – 59.99	2,757	€ 48.89	25 months

€ 60.00 – 79.99	804	€ 75.34	36 months

€ 80.00 – 99.99	4,742	€ 89.91	13 months

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The weighted average share price at the date of exercise was € 99.70 and €  91.72 in the years ended December 31, 2007 and December 31, 2006, respectively.
On February 1, 2008, approximately 223,000 Global Partnership Plan Performance Options granted in 2002, expired.

20-F // ADDITIONAL NOTES
STOCK APPRECIATION RIGHTS PLAN
The following table summarizes the activities for the Stock Appreciation Rights Plan.

	Stock Appreciation Rights Plan
	Units	Weighted-
in thousands of units		average
(except for strike prices)		strike price

Balance at December 31, 2005	7,107	€ 69.79
Exercised	(6,706)	€ 69.48
Forfeited	–	–
Expired	–	–

Balance at December 31, 2006	401	€ 74.83
Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31

Balance at December 31, 2007	–	--

[32] EMPLOYEE BENEFITS
The Group provides a number of post-employment benefit plans. In addition to defined contribution plans, there are plans accounted for as defined benefit plans. The Group’s defined benefit plans are classified as post-employment medical plans and retirement benefit plans such as pensions.
The majority of the beneficiaries of retirement benefit plans are located in Germany, the United Kingdom and the United States. The value of a participant’s accrued benefit is based primarily on each employee’s remuneration and length of service.
The Group’s funding policy is to maintain full coverage of the defined benefit obligation (“DBO”) by plan assets within a range of 90 % to 110 % of the obligation, subject to meeting any local statutory requirements. Any obligation for the Group’s unfunded plans is accrued for as book provision.
Moreover, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.
December 31 is the measurement date for all plans. All plans are valued using the projected unit-credit method.

The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group’s defined benefit plans over the two-year period ended December 31, 2007, as well as a statement of the funded status as of December 31 in each year. As required by IFRS 1, the relevant amounts are presented for each accounting period prospectively from the date of transition to IFRS.

	Retirement		Post-employment
	benefit plans		medical plans
in € m.	2007	2006	2007	2006
Change in defined benefit obligation:
Opening balance	9,129	9,232	147	191
Current service cost	265	284	3	5
Interest cost	436	395	8	10
Contributions by plan participants	6	1	–	–
Actuarial loss (gain)	(902)	(489)	(21)	(35)
Foreign currency exchange rates changes	(354)	(51)	(15)	(18)
Benefits paid	(378)	(386)	(6)	(9)
Past service cost (credit)	11	32	–	–
Acquisitions[1]	313	41	–	–
Divestitures	(3)	(5)	–	–
Settlements/curtailments	(19)	(35)	–	–
Other[2]	14	110	–	3

Closing balance	8,518	9,129	116	147

Change in fair value of plan assets:

Opening balance	9,447	9,323	–	–
Expected return on plan assets	435	413	–	–
Actuarial gain (loss)	(266)	(371)	–	–
Foreign currency exchange rates changes	(351)	(44)	–	–
Contributions by the employer	171	354	–	–
Contributions by plan participants	6	1	–	–
Benefits paid[3]	(355)	(338)	–	–
Acquisitions[4]	246	35	–	–
Divestitures	–	–	–	–
Settlements	(13)	(23)	–	–
Other[2]	11	97	–	–

Closing balance	9,331	9,447	–	–

Funded status at end of year	813	318	(116)	(147)

1	Abbey Life, Berliner Bank (2007), Tilney (2006)

2	Includes opening balance of first time application of smaller plans.

3	For funded plans only.

4	Abbey Life (2007), Tilney (2006)
The Group’s primary investment objective is to broadly immunize the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.
The actual return on plan assets for the years ended December 31, 2007 and December 31, 2006 was € 169 million and € 42 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was more than compensated for by an actuarial gain on liabilities due to the same market movements.

20-F // ADDITIONAL NOTES
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2008. The final amounts to be contributed in 2008 will be determined in the fourth quarter of 2008.
The table below reflects the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. The amounts include benefits attributable to estimated future employee service.

	Retirement	Post-employment
in € m.	benefit plans	medical plans[1]
2008	352	8

2009	373	8

2010	387	9

2011	411	9

2012	435	9

2013 – 2017	2,400	45

1
Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2008 until 2010, € 2 million each year from 2011 until 2012 and € 10 million in the aggregate from 2013 through 2017.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement		Post-employment
	benefit plans		medical plans
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Benefit obligation	8,518	9,129	116	147

– unfunded	121	141	116	147

– funded	8,397	8,988	–	–

On transition to IFRS on January 1, 2006, the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1. Subsequently, actuarial gains and losses are recognized by applying the 10 % corridor approach.
The following table provides a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2007 and December 31, 2006, respectively.

	Retirement		Post-employment
	benefit plans		medical plans
in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Funded status	813	318	(116)	(147)

Net actuarial loss (gain) not recognized	(752)	(115)	(50)	(35)

Past service cost (credit) not recognized	–	–	–	–

Amount not recognized as an asset because of the limit in IAS 19.58(b)	(4)	(2)	–	–

Net asset (liability) recognized	57	201	(166)	(182)

As of December 31, 2007, the retirement benefit plans are overfunded by € 813 million. Under the corridor approach the recognition of the cumulative net actuarial gain of € 752 million is deferred. Mainly due to this reason, the net pension asset reported in the Group’s balance sheet is lower than the funded status. In 2008, € 10 million of the cumulative actuarial gain of € 752 million will be amortized.
As of December 31, 2007, the cumulative net actuarial gain of the post-employment medical plans is € 50 million, of which € 5 million will be amortized in 2008.

Expense for defined benefit plans recognized in the consolidated statement of income for the years ended December 31, 2007 and December 31, 2006 included the following items. All items are part of compensation and benefits expenses.

	Retirement		Post-employment
	benefit plans		medical plans
in € m.	2007	2006	2007	2006
Current service cost	265	284	3	5

Interest cost	436	395	8	10

Expected return on plan assets	(435)	(413)	–	–

Amortization of actuarial loss (gain)	(1)	–	(3)	–

Past service cost (credit) recognized immediately	11	32	–	–

Amortization of past service cost (credit)	–	–	–	–

Settlements/curtailments	(11)	(7)	–	–

Effect of the limit in IAS 19.58(b)	2	–	–	–

Total expense defined benefit plans	267	291	8	15

Expected expense for 2008 is approximately € 210 million for the retirement benefit plans and approximately € 4 million for the post-employment medical plans. This is mainly due to higher discount rates at measurement date compared to the previous year and amortization of actuarial gains.
Expenses for defined contribution plans for the years ended December 31, 2007 and December 31, 2006 totaled € 203 million and € 165 million, respectively. In addition, employer contributions to the mandatory German social security pension plan amounted to € 156 million and € 144 million for the years ended December 31, 2007 and 2006, respectively.
The weighted-average asset allocation of the Group’s funded retirement benefit plans as of December 31, 2007 and December 31, 2006, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets
		Dec 31, 2007	Dec 31, 2006
Asset categories:
Equity instruments	5%	8%	10%
Debt instruments (including Cash)	90%	89%	87%
Alternative Investments (including Property)	5%	3%	3%

Total asset categories	100%	100%	100%

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. The plan’s target asset allocation at the measurement date is used, rather than the actual allocation.
The general principle is to use a risk-free rate as benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.

20-F // ADDITIONAL NOTES
Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premia and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.
Plan assets as of December 31, 2007 include derivatives with a negative market value of € 160 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 30 million of securities issued by the Group included in the plan assets.
It is not expected that any plan assets will be returned to the Group during the year ended December 31, 2008.
The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

	Retirement		Post-employment
	benefit plans		medical plans
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Assumptions used to determine defined benefit obligations, end of year

Discount rate	5.5%	4.8%	6.1%	5.8%

Rate of price inflation	2.1%	2.0%	N/A	N/A

Rate of nominal increase in future compensation levels	3.3%	3.2%	N/A	N/A

Rate of nominal increase for pensions in payment	1.8%	1.7%	N/A	N/A

Assumptions used to determine expense, year ended

Discount rate	4.8%	4.3%	5.8%	5.4%

Rate of price inflation	2.0%	2.1%	N/A	N/A

Rate of nominal increase in future compensation levels	3.2%	3.3%	N/A	N/A

Rate of nominal increase for pensions in payment	1.7%	1.8%	N/A	N/A

Expected rate of return on plan assets[1]	4.6%	4.4%	N/A	N/A

N/A – Not applicable

1	The expected rate of return on assets for determining income in 2008 is 5.0% .
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate. The average life expectancy at age 65 used at December 31, 2007 and 2006, weighted on DBO for the Group’s retirement benefit plans was as follows.

	Life expectancy at age 65		Life expectancy at age 65
	for a male member currently		for a female member currently
in years	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2007	19.1	21.0	22.5	24.3

December 31, 2006	18.4	20.5	22.0	24.0

The following table shows the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2007 and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2007. Each assumption is shifted in isolation.

		Aggregate of
		service costs and
	Defined benefit obligation	interest costs for
Increase in € million	as of Dec 31, 2007	2007
Discount rate (fifty basis point decrease)	650	10

Rate of price inflation (fifty basis point increase)	455	40

Rate of real increase in future compensation levels (fifty basis point increase)	80	10

Longevity (improvement by ten percent)[1]	145	10

1
Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expense for retirement benefit plans by € 47 million for the year ended December 31, 2007.
In determining expense for post-employment medical plans, an annual weighted-average rate of increase of 8.8 % in the per capita cost of covered health care benefits was assumed for 2008. The rate is assumed to decrease gradually to 4.9 % by the end of 2012 and remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s post-employment medical plans.

	One-percentage point		One-percentage point
	increase		decrease
Increase (Decrease) in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
Effect on defined benefit obligation, end of year	13	17	(11)	(15)

Effect on the aggregate of current service cost and interest cost, year ended	1	2	(1)	(1)

[33] INCOME TAXES
The components of tax expense (income) are as follows.

in € m.	2007	2006
Income tax expense	2,239	2,260

Current tax expense[1]	3,157	2,095

Tax expense for current year	3,504	2,782

Adjustments for prior years	(347)	(687)

Deferred tax expense[1]	(918)	165

Origination and reversal of temporary difference, unused tax losses and tax credits	(651)	288

Effects of changes in tax rates	(181)	(7)

Adjustments for prior years	(86)	(116)

1
Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please refer to Note [22] Assets held for sale.

20-F // ADDITIONAL NOTES
Income tax expense includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 1 million.
The current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.
The deferred tax expense includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax expense by € 71 million and € 93 million in 2007 and 2006, respectively.
The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2007	2006
Expected tax expense at domestic income tax rate of 39.2% (39.2 % for 2006)	3,429	3,269

Foreign rate differential	(620)	(250)

Tax-exempt gains on securities and other income	(657)	(357)

Loss (income) on equity method investments	(22)	(51)

Non-deductible expenses	393	372

Goodwill impairment	21	10

Changes in recognition and measurement of deferred tax assets	68	74

Effect of changes in tax law or tax rate	(181)	(362)

Effect of policyholder tax	(1)	–

Other	(191)	(445)

Actual income tax expense	2,239	2,260

The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table mainly includes the nonrecurring effect of these settlements.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % and 39.2 % for the years ended December 31, 2007 and December 31, 2006, respectively.
In August 2007, the German legislature enacted a tax law change on company taxation (“Unternehmensteuerreformgesetz 2008”), which will lower the statutory corporate income tax rate from 25 % to 15%, and change the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States, increased the deferred tax expense for 2007 by € 51 million.

The inventory of each type of temporary difference, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Deferred tax assets	10,898	12,194
Unused tax losses	1,219	451
Unused tax credits	132	160
Deductible temporary differences:
Trading activities	5,313	5,858
Property and equipment	319	303
Other assets	821	1,890
Securities valuation	276	697
Allowance for loan losses	162	193
Other provisions	1,510	1,576
Other liabilities	1,146	1,066

Deferred tax liabilities	8,250	10,147
Taxable temporary differences
Trading activities	5,163	5,641
Property and equipment	57	190
Other assets	1,370	1,431
Securities valuation	681	1,119
Allowance for loan losses	89	104
Other provisions	734	1,190
Other liabilities	156	472

Net deferred tax assets	2,648	2,047

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2007	Dec 31, 2006
Disclosed as deferred tax assets	4,772	4,332

Disclosed as deferred tax liabilities	2,124	2,285

Net deferred tax assets	2,648	2,047

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (i) deferred taxes that are booked directly to equity, (ii) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (iii) the acquisition and disposal of entities as part of ordinary activities and (iv) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

20-F // ADDITIONAL NOTES
Income taxes charged or credited to equity are as follows.

in € m.	2007	2006
Income taxes (charged) credited to recognized income and expenses in total equity	215	(25)

Financial assets available for sale	197	16
Derivatives hedging variability of cash flows	(1)	22
Other equity movement	19	(63)

Other income taxes (charged) credited to total equity	(35)	195

As of December 31, 2007 and 2006, no deferred tax assets were recognized for the following items.1

in € m.	Dec 31, 2007	Dec 31, 2006
Deductible temporary differences	(34)	(24)

Unused tax losses	(1,510)	(1,479)
Not expiring	(1,120)	(1,046)
Expiring in subsequent period	–	(2)
Expiring after subsequent period	(390)	(431)

Unused tax credits	(100)	(84)
Not expiring	–	–
Expiring in subsequent period	–	–
Expiring after subsequent period	(100)	(84)

1	Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.
As of December 31, 2007 and December 31, 2006, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 2,582 million and € 345 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
The Group did not recognize deferred tax liabilities, arising from temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in jointly controlled entities, of € 255 million and € 228 million at December 31, 2007 and December 31, 2006, respectively.
Since 2007, the payment of dividends to the Group’s shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

[34] ACQUISITIONS AND DISPOSITIONS
BUSINESS COMBINATIONS FINALIZED IN 2007
In 2007, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of Berliner Bank AG & Co. KG, MortgageIT Holdings, Inc. and Abbey Life Assurance Company Limited were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.
BERLINER BANK AG & CO. KG
Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG (“Berliner Bank”). The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition. As of year-end 2007, € 508 million of the purchase price was allocated to goodwill, € 45 million was allocated to other intangible assets, and € 93 million reflected net tangible assets. The acquisition expands the Group’s market share in the retail banking sector of the German capital. Berliner Bank is included in PBC. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20

Total assets	5,404	527	5,931

Liabilities
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178

Total liabilities	5,240	45	5,285

Net assets	164	482	646

Total liabilities and equity	5,404	527	5,931

Since the acquisition date, Berliner Bank contributed net revenues and net profits after tax of € 251 million and € 35 million, respectively.
MORTGAGE IT HOLDINGS, INC.
On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. (“MortgageIT”) for a total cash consideration of € 326 million. As of year-end 2007, net tangible assets of € 177 million and goodwill of € 149 million were recorded for this business combination. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

20-F // ADDITIONAL NOTES
The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153

Total assets	6,052	128	6,180

Liabilities
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105

Total liabilities	5,834	20	5,854

Net assets	218	108	326

Total liabilities and equity	6,052	128	6,180

Since the acquisition date, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.
ABBEY LIFE ASSURANCE COMPANY LIMITED
On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited (“Abbey Life”) for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired (“VOBA”)). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets
Interest-earning time deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316

Total assets	17,955	911	18,866

Liabilities
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions – Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564

Total liabilities	16,972	318	17,290

Net assets[1]	983	593	1,576

Total liabilities and equity	17,955	911	18,866

1	Includes minority interest of € 152 million.

Since the acquisition date, Abbey Life contributed net revenues of € 53 million and net profits after tax of € 26 million to the Group.
OTHER BUSINESS COMBINATIONS FINALIZED IN 2007
Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions. Their impact on the Group’s balance sheet was as follows.

	Carrying value
	before the	Adjustments to fair
in € m.	acquisition	value	Fair value
Total assets	104	132	236

Total liabilities	87	13	100

Net assets	17	119	136

Total liabilities and equity	104	132	236

The effect of these acquisitions on net revenues and net profit or loss of the Group was € 2 million and € 1 million respectively.
POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2007
If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group’s net revenues and net profit or loss after tax would have been € 426 million and € (74) million, respectively.
BUSINESS COMBINATIONS FINALIZED IN 2006
In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.
UNITED FINANCIAL GROUP
On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group (“UFG”), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group’s position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until a contingency will be resolved in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

20-F // ADDITIONAL NOTES
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226

Total assets	2,340	211	2,551

Liabilities
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360

Total liabilities	2,088	–	2,088

Net assets	252	211	463

Total liabilities and equity	2,340	211	2,551

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.
NORISBANK
On November 2, 2006, the Group completed the acquisition of norisbank’s (part of DZ Bank Group) branch network business as well as the “norisbank” brand name. The acquisition, which is reinforcing the Group’s strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depends on a price-adjustment mechanism and will be finally determined in the course of 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group’s balance sheet was as follows.

		Acquired assets and
	Carrying value of	liabilities at Fair
in € m.	the acquirer	Value	Fair value
Assets
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7

Total assets	437	1,866	2,303

Liabilities
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449

Total liabilities	–	1,866	1,866

Net assets	437	–	437

Total liabilities and equity	437	1,866	2,303

Following the acquisition and up until December 31, 2007, the total consideration, including directly attributable costs, changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.
TILNEY GROUP LIMITED
The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited (“Tilney”) on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

20-F // ADDITIONAL NOTES
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to fair
in € m.	the acquisition	value	Fair value
Assets
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38

Total assets	246	355	601

Liabilities
Long-term debt	143	8	151
All remaining liabilities	46	25	71

Total liabilities	189	33	222

Net assets	57	322	379

Total liabilities and equity	246	355	601

Following the acquisition and up until December 31, 2007, an adjustment to the consideration led to a repayment of less than € 1 million, resulting in a corresponding adjustment to goodwill. Post-acquisition net revenues and net losses after tax related to Tilney in 2006 amounted to € 3 million and less than € 1 million, respectively.
OTHER BUSINESS COMBINATIONS FINALIZED IN 2006
Other business combinations, not being individually material, which were finalized in 2006, are shown in the aggregate. These transactions involved the acquisition of majority interests ranging between 60 % and 100 % for a total consideration of € 168 million, including € 1 million of costs directly attributable to these acquisitions. Their impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to fair
in € m.	the acquisition	value	Fair value
Total assets	475	13	488

Total liabilities	288	8	296

Net assets	187	5	192

Total liabilities and equity	475	13	488

The effect on net revenues and net profit or loss of the Group amounted to € 58 million and € 47 million, respectively.
POTENTIAL PROFIT OR LOSS IMPACT OF BUSINESS COMBINATIONS FINALIZED IN 2006
If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group’s net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.
BUSINESS COMBINATIONS COMPLETED IN 2008
On January 31, 2008, the Group announced that it acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States. The preliminary cost estimate of the business combination consisted of a cash payment of € 20 million and another € 20 million subject to the acquiree exceeding certain performance targets over the next three years. HedgeWorks will be included in GTB.

On December 20, 2007, the Group’s AWM Corporate Division announced the signing of an agreement to acquire a 60 % majority stake in the Taiwanese investment management firm, Far Eastern Alliance Asset Management Co., Ltd. The acquisition is expected to close in March 2008.
DISPOSITIONS
During 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please refer to Note [2]. The total cash consideration received for these dispositions in 2007 and 2006 was € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2007	2006
Cash and cash equivalents	52	107
All remaining assets	885	2,810

Total assets disposed	937	2,917

Total liabilities disposed	463	1,958

[35] DERIVATIVES
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES
Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group’s objectives in using derivative instruments are to meet customers’ risk management needs, to manage the Group’s exposure to risks and to generate revenues through proprietary trading activities.
In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note [1], all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.
DERIVATIVES HELD FOR TRADING PURPOSES
SALES AND TRADING
The majority of the Group’s derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.

20-F // ADDITIONAL NOTES
RISK MANAGEMENT
As part of its asset and liability management, the Group uses derivatives for risk management purposes in order to reduce its exposure to credit and market risks. This is achieved by entering into derivatives that hedge specific financial instrument portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.
DERIVATIVES QUALIFYING FOR HEDGE ACCOUNTING
Where derivatives meet the specific criteria set out in Note [1], then the Group applies hedge accounting.
FAIR VALUE HEDGING
The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.
The table below summarizes the value of derivatives held as fair value hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2007	2007	2006	2006
Derivatives held as fair value hedges:	2,323	961	1,507	1,987

For the years ended December 31, 2007 and 2006, a gain (loss) of € 147 million and € (340) million, respectively, were recognized on the hedging instruments. For the same period the gain (loss) on the hedged items, which were attributable to the hedged risk, was € (213) million and € 356 million, respectively.
CASH FLOW HEDGING
The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.
The table below summarizes the value of derivatives held as cash flow hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2007	2007	2006	2006
Derivatives held as cash flow hedges:	14	0	26	18

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years
At December 31, 2007
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)
Net cash flows	54	106	75	126

At December 31, 2006
Cash inflows from assets	11	71	5	9
Cash outflows from liabilities	(3)	(64)	(4)	(7)
Net cash flows	8	7	1	2

Of these expected future cash flows, most will arise in connection with Abbey Life Assurance Company Limited. Under the terms of unit-linked contracts, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into 3 month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.
For the years ended December 31, 2007 and December 31, 2006, balances of € (79) million and € (73) million, respectively, were reported in equity related to cash flow hedging programs. Of these € (67) million and € (44) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.
For the years ended December 31, 2007 and December 31, 2006, losses of € 19 million and € 68 million, respectively, were recognized in equity in respect of effective cash flow hedging.
For the years ended December 31, 2007 and December 31, 2006, a loss of € 13 million and a gain of € 8 million, respectively, were removed from equity and included in the income statement.
For the years ended December 31, 2007 and December 31, 2006, a loss of € 3 million and a gain of € 3 million, respectively, were recognized due to hedge ineffectiveness.
As of December 31, 2007 the longest term cash flow hedge matures in 2017.
NET INVESTMENT HEDGING
The Group, using foreign exchange forwards and swaps, undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.
The table below summarizes the value of derivatives held as net investment hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2007	2007	2006	2006
Derivatives held as net investment hedges:	193	1,354	550	71

For the years ended December 31, 2007 and December 31, 2006 losses of € 72 million and € 77 million, respectively, were recognized due to hedge ineffectiveness.

20-F // ADDITIONAL NOTES
[36] REGULATORY CAPITAL
CAPITAL MANAGEMENT AND CAPITAL ADEQUACY
Treasury manages the Group’s capital at Group level and locally in each region. The allocation of financial resources in general and capital in particular favors business portfolios with the highest positive impact on the Group’s profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements the Group’s capital strategy which is developed by the Capital and Risk Committee and approved by the Management Board including the issuance and repurchase of shares. The Group is committed to maintaining its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital based on the recommendations of the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements (BIS) and economic capital. Under Basel I, the Group’s target range for the BIS Tier 1 capital ratio has been 8-9%; prospectively this same range is targeted under Basel II with effect from January 1, 2008.
The allocation of capital, determination of the Group’s funding plan and other resource issues are framed by the Capital and Risk Committee.
Regional capital plans covering the capital needs of the Group’s branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group’s subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group’s subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group’s capital and liquidity, the Group takes such legal and regulatory requirements into account.
Capital management in 2007 saw the completion of the share buy-back program 2006/07 and the start of the share buy-back program 2007/08. Under the program 2006/07, which was completed in May 2007, 14.1 million shares were repurchased. Based on the authority to buy back up to 10 % of total shares issued, which was granted at the 2007 Annual General Meeting and will expire at the end of October 2008, the share buy-back program 2007/08 was launched in May 2007. The program serves share-based compensation programs and allows the Group to balance capital supply and demand. Buy-backs were funded from current earnings. As of December 31, 2007, 6.3 million shares (approximately 1.2 % of the Group’s share capital) had been repurchased under the program 2007/08. In total, 11.3 million and 28.8 million shares were repurchased in the years ended December 31, 2007 and 2006, respectively, under the Group’s share buy-back programs.
The Group issued € 1.3 billion and € 1.1 billion hybrid Tier 1 capital for the years ended December 31, 2007 and 2006, respectively. Total outstanding hybrid Tier 1 capital as of December 31, 2007 amounted to € 5.6 billion compared to € 4.5 billion as of December 31, 2006.

An innovation in 2007 was the Group’s first issuance of contingent capital. This form of capital can be exchanged into hybrid Tier 1 capital at the Group’s sole discretion, providing dynamic capital to match against Basel II’s rating-sensitive measurement of the Group´s risk position. The Group placed two issues in 2007 with volumes of € 200 million and U.S. $800 million, respectively.
The capital adequacy requirements applicable to the Group are set forth in the recommendations of the Basel Committee and by European Union directives, as transposed into German law, in particular the German Banking Act (“Kreditwesengesetz”) and regulations and guidelines issued thereunder.
In 2007, being the year of transition from the recommendations made by the Basel Committee in 1988 (“Basel I”) to the revised capital framework adopted by the Basel Committee in 2004 (“Basel II”), Deutsche Bank continued to calculate and publish consolidated capital ratios in direct application of Basel I. From 2008 onwards, Deutsche Bank will calculate and publish consolidated capital ratios pursuant to the Banking Act and the Solvency regulation (“Solvabilitätsverordnung”) which adopt Basel II into German law.
The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel I framework compares a bank’s regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the “risk position”). Deutsche Bank’s calculation of the ratio is based on the consolidated financial statement prepared in accordance with IFRS. Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. These models were approved by the BaFin for use in determining the Group’s market-risk equivalent component of its risk position.
A bank’s regulatory capital is divided into three tiers: core or Tier 1 capital, supplementary or Tier 2 capital, and Tier 3 capital. Core or Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (“stille Beteiligungen”), less goodwill and other intangible assets and other deduction items such as common shares in Treasury. Supplementary or Tier 2 capital consists primarily of cumulative preference shares, profit participation rights (“Genussrechte”), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover counterparty risk in order to cover market price risk. The minimum BIS total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum BIS core capital ratio (Tier 1) is 4 % of the risk-weighted positions and 2.29 % of the market-risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of the risk-weighted position and market-risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk.

20-F // ADDITIONAL NOTES
The following table presents a summary of the Group’s capital adequacy calculation according to the BIS guidelines and the average active equity as of December 31, 2007 and December 31, 2006.

in € m. (except percentages)	Dec 31, 2007	Dec 31, 2006
Risk-weighted positions	314,845	263,871

Market-risk equivalent[1]	13,973	11,588

Risk position	328,818	275,459

Core capital (Tier 1)	28,320	23,539

Supplementary capital (Tier 2)	9,729	10,770

Available Tier 3 capital	–	–

Total regulatory capital	38,049	34,309

Core capital ratio (Tier 1)	8.6%	8.5%

Total capital ratio (Tier 1 + 2)	11.6%	12.5%

Average Active Book Equity	29,846	25,468

1	A multiple of the Group’s value-at-risk, calculated with a probability level of 99% and a ten-day holding period.
BIS rules require the Group to cover its market price risk as of December 31, 2007, with € 1,118 million of regulatory capital (Tier 1 + 2 + 3) compared to € 927 million as per December 31, 2006. The Group met this requirement entirely with Tier 1 and Tier 2 capital.
The Group’s supplementary capital (Tier 2) of € 9.7 billion on December 31, 2007 and € 10.8 billion on December 31, 2006, amounted to 34 % and 46 % of core capital, respectively.
The Group’s BIS total capital ratio was 11.6 % on December 31, 2007, significantly higher than the 8 % minimum required by the BIS guidelines.
The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows as of December 31, 2007 and December 31, 2006 according to BIS.

in € m.	Dec 31, 2007	Dec 31, 2006
Core (Tier 1) capital:
Common shares	1,358	1,343
Additional paid-in capital	15,808	15,246
Retained earnings, common shares in Treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	17,717	13,631
Noncumulative trust preferred securities	5,602	4,496
Items deducted (inter alia intangible assets)	(12,165)	(11,177)

Total core capital	28,320	23,539

Supplementary (Tier 2) capital:
Unrealized gains on listed securities (45 % eligible)	1,472	1,235
Other inherent loss allowance	358	359
Cumulative preferred securities	841	759
Subordinated liabilities, if eligible according to BIS	7,058	8,417

Total supplementary capital	9,729	10,770

While considering BIS capital adequacy as the principal measure for internationally active banks, Deutsche Bank also complies with the German capital adequacy requirements.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group’s businesses. The Group complied with the regulatory capital adequacy requirements in 2007.
The principal calculation method of the risk position and the regulatory capital according to BIS rules and the Banking Act both as applicable in 2007 are closely aligned. The definition of regulatory capital according to BIS rules and Banking Act include different rules for deduction of first-loss-positions from securitizations, deduction of certain participating interests of other financial institutions and enterprises as well as insurance companies, different treatment of certain items arising on consolidation and different regulatory amortization schedules for subordinated liabilities. In total these variations between BIS rules and the Banking Act did not result in a material difference in the Group’s regulatory capital or total risk position for 2007.
The group of companies consolidated for banking regulatory reporting includes all subsidiaries in the meaning of the German Banking Act that are classified as banking institutions, financial services institutions, financial enterprises or bank service enterprises. It does not include insurance companies or companies outside the finance sector.
Insurance companies, however, are included in the capital adequacy calculation for financial conglomerates. The Group has become designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. After determination of the applicable calculation method by the BaFin, the first capital adequacy calculation for the Group as a financial conglomerate will be performed in 2008. It is expected to confirm that the solvency margin as a financial conglomerate is dominated by the Group’s banking activities.

[37] RISK DISCLOSURES
The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, and measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group’s Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group’s credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group’s Supervisory Board regularly monitors the risk and capital profile.
CREDIT RISK
Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which the Group refers to collectively as “counterparties”). This is the largest single risk the Group faces.

20-F // ADDITIONAL NOTES
The Group distinguishes among three kinds of credit risk:
—	Default risk is the risk that counterparties fail to meet contractual payment obligations.

—
Country risk is the risk that the Group may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk, which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

—	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group’s approach to credit risk management:
—	In all group divisions, consistent standards are applied in the respective credit decision processes.

—	The approval of credit limits for counterparties and the management of the Group’s individual credit exposures must fit within the Group’s portfolio guidelines and credit strategies.

—
Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.

—	The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.

—
The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an “obligor” as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit the Group has extended.

CREDIT RISK RATINGS
A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. The Group’s risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures the Group applies to the ongoing exposure.
The Group has its own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of its counterparties. The Group’s granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in the Group’s portfolio, enables the Group to compare its internal ratings with common market practice and ensures comparability between different sub-portfolios of the Group. Several default ratings therein enable the Group to incorporate the potential recovery rate of defaulted exposure.

The Group generally rates all its credit exposures individually. When the Group assigns its internal risk ratings, the Group compares them with external risk ratings assigned to the Group’s counterparties by the major international rating agencies, where possible.
CREDIT LIMITS
Credit limits set forth maximum credit exposures the Group is willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.
MONITORING DEFAULT RISK
The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place to identify, at an early stage, credit exposures for which there may be an increased risk of loss. Counterparties that, on the basis of the application of the Group’s risk management tools, demonstrate the likelihood of problems, are identified well in advance so that the Group can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group’s credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.
MAXIMUM EXPOSURE TO CREDIT RISK
The following table shows the Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset.

in € m.[1]	Dec 31, 2007	Dec 31, 2006
Due from banks	7,458	5,821

Interest earning deposits with banks	21,615	19,199

Central bank funds sold and securities purchased under resale agreements	13,597	14,265

Securities borrowed	55,961	62,943

Financial assets at fair value through profit and loss[2]	1,343,257	974,927

Financial assets available for sale[2]	32,850	29,042

Loans	200,597	180,194

Other assets subject to credit risk	84,761	54,678

Financial guarantees and other credit related contingent liabilities[3]	49,905	43,047

Irrevocable lending commitments and other credit related commitments[3]	128,511	141,331

Maximum exposure to credit risk	1,938,511	1,525,447

1	All amounts at carrying value unless otherwise indicated.

2	Excludes equities and other equity interests.

3	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.
COLLATERAL HELD AS SECURITY
The Group regularly agrees upon collateral in the lending contracts to be received from borrowers. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.

20-F // ADDITIONAL NOTES
The Group segregates collateral received into the following two types:
—
Financial collateral which substitutes the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.

—
Physical collateral which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

Additionally the Group is actively managing the credit risk of the Group’s loans and lending-related commitments. A specialized unit within the Group, the Loan Exposure Management Group, is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
—	to reduce single-name and industry credit risk concentrations within the credit portfolio, and

—
to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance cover as well as single-name and portfolio credit default swaps.

To better manage the Group’s derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.
CONCENTRATIONS OF CREDIT RISK
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
In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.
The Group’s largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group’s home market Germany, which includes most of the mortgage lending business.

CREDIT QUALITY OF ASSETS THAT ARE NEITHER PAST DUE NOR IMPAIRED
The following table breaks down the Group’s corporate credit exposure, according to the creditworthiness of the Group’s counterparties, for several of the main exposure categories subject to credit risk. For the Group’s derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association’s master agreements for derivatives) with the Group’s clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty’s default, resulting in a single net claim against the counterparty (called “close-out netting”). For parts of the Group’s derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group’s principal risk. For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]		Total
credit risk profile by credit-			Commitments[2]
worthiness category	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
AAA–AA	22,765	20,225	28,969	34,172	7,467	5,774	54,164	28,255	113,366	88,427

A	30,064	17,615	31,087	38,356	15,052	13,548	21,092	16,238	97,294	85,757

BBB	30,839	31,893	35,051	34,986	13,380	13,364	8,706	7,194	87,975	87,436

BB	26,590	26,301	25,316	26,536	9,146	6,170	10,018	5,351	71,069	64,358

B	6,628	5,271	7,431	6,254	4,252	3,589	2,601	1,060	20,912	16,175

CCC and below	3,342	5,188	657	1,027	609	602	1,300	114	5,908	6,931

Total	120,228	106,494	128,511	141,331	49,905	43,047	97,881	58,212	396,525	349,084

1	Includes IFRS impaired loans mainly in category CCC and below amounting to € 1.5 billion as of December 31, 2007 and € 1.6 billion as of December 31, 2006.

2	Includes Irrevocable Lending Commitments related to the consumer credit exposure of € 2.7 billion as of both, December 31, 2007 and December 31, 2006.

3	Includes the effect of master agreement netting for OTC derivatives where applicable.
The table below presents the total consumer credit exposure split by German and non-German exposure.

		Total exposure
in € m.	Dec 31, 2007	Dec 31, 2006
Consumer credit exposure Germany:	56,504	53,446

Consumer and small business financing	14,489	12,261
Mortgage lending	42,015	41,185

Consumer credit exposure outside Germany	23,864	20,253

Total consumer credit exposure[1]	80,368	73,699

1	Includes IFRS impaired loans amounting to € 1.1 billion as of December 31, 2007 and € 1.1 billion as of December 31, 2006.
The following table provides an overview of nonimpaired Troubled Debt Restructurings representing the Group’s renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Troubled Debt Restructurings not impaired	43	43

20-F // ADDITIONAL NOTES
The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to the past due status.

in € m.	Dec 31, 2007	Dec 31, 2006
Loans less than 30 days past due	8,644	6,268

Loans 30 or more but less than 60 days past due	1,511	1,093

Loans 60 or more but less than 90 days past due	502	280

Loans 90 days or more past due	333	352

Total loans past due but not impaired	10,990	7,993

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against the Group’s loans past due but not impaired.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	915	292

Physical collateral	3,724	3,577

Total capped fair value of collateral held for loans past due but not impaired	4,639	3,869

IMPAIRED LOANS
Under IFRS the Group considers loans to be impaired when the Group recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for the Group’s corporate credit exposure individually, the Group considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
The following table shows the breakdown of the Group’s impaired loans between German and non-German borrowers based on the country of domicile of borrowers.

in € m.	Dec 31, 2007	Dec 31, 2006
Individually evaluated impaired loans:
German borrowers	957	1,194
Non-German borrowers	559	431

Total individually evaluated impaired loans	1,516	1,625

Collectively evaluated impaired loans:
German borrowers	817	852
Non-German borrowers	312	241

Total collectively evaluated impaired loans	1,129	1,092

Total impaired loans	2,645	2,717

The following table shows the aggregated value of collateral – with fair values capped at transactional outstandings – the Group held against impaired loans.

in € m.	Dec 31, 2007	Dec 31, 2006
Financial collateral	26	55

Physical collateral	874	757

Total capped fair value of collateral held for impaired loans	899	812

The following table shows the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2007	2006
Commercial real estate	–	1

Residential real estate	533	15

Other	723	–

Total collateral obtained during the reporting period	1,255	16

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for the Group’s business use.
The residential real estate collateral obtained in 2007 includes € 396 million in relation to residential real estate obtained and held by securitization trusts which are consolidated for IFRS but where the bank does not hold the majority stake nor has control. Instead the Trustee, on behalf of all note and shareholders, controls the foreclosure and sale process. The collateral obtained by these trusts as reported above represent year-end balances. The bulk of other collateral obtained relates to one individual structured transaction where the Group originally held debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.
GOVERNMENT ASSISTANCE
In the course of the Group’s business we regularly apply for and receive government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and to a lesser extent developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental Agreement of the OECD member states defines benchmarks to ensure that a fair competition between the different exporting nations will take place. The majority of such ECA guarantees we have received were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.
The Group also receives as collateral, in certain financings, government guarantees from national and international governmental institutions to support financings in the interest of the respective governments.

20-F // ADDITIONAL NOTES
MARKET RISK
Substantially all of the Group’s businesses are subject to the risk that market prices and rates will move and result in profits or losses for the Group. The Group distinguishes among four types of market risk:
—	Interest rate risk;

—	Equity price risk;

—	Foreign exchange risk; and

—	Commodity price risk.
The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes (including credit spread risk).
MARKET RISK MANAGEMENT FRAMEWORK
The Group assumes market risk in both its trading and nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.
The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric used to describe and aggregate all market risks, both in trading and nontrading portfolios. Value-at-risk is the primary metric used in the management of trading market risks. The risk sensitivities, value-at-risk, stress testing and economic capital metrics also reflect basis risks arising from trading activities.
The Group’s Management Board and Risk Executive Committee, supported by Market Risk Management, which is part of the independent legal, risk & capital function, set a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2007 at € 90 million and was increased to € 105 million on February 27, 2007. The overall value-at-risk limit for the consolidated Group trading positions was € 92 million at the start of 2007 and was increased to € 110 million on February 27, 2007 (with a 99 % confidence level, as described below, and a one-day holding period).
ASSESSMENT OF MARKET RISK IN TRADING PORTFOLIOS
The value-at-risk disclosure for the trading businesses is based on the Group’s own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained.

The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group’s market risk estimates both over time and against the daily trading results.
The Group calculates value-at-risk for both internal and regulatory reporting using a 99 % confidence level, in accordance with BIS rules. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.
The Group’s value-at-risk model is designed to take into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. In 2007, the Group integrated all risks that had been treated under the variance-covariance approach, namely, specific interest rate risk for some portfolios such as in the credit trading business, into the Monte Carlo simulation.
To determine the aggregated value-at-risk, the Group uses historically-observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is zero correlation between them.
LIMITATIONS OF PROPRIETARY RISK MODELS
Although the Group believes that its proprietary market risk models are of a high standard, the Group is committed to their ongoing development and allocates substantial resources to reviewing and improving them.
The stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group’s market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests to ensure they capture the material risks as well as reflect the possible extreme market moves.
The value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions.

20-F // ADDITIONAL NOTES
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

—	The use of a 99 % confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

—	The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.

—
Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

The Group acknowledges the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.
MARKET RISK OF TRADING PORTFOLIOS
The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Corporate and Investment Bank Group Division. The Group’s trading market risk outside of these units is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading Portfolios	Value-at-risk
in € m.	Dec 31, 2007	Dec 31, 2006
Interest rate risk	90.8	50.3

Equity price risk	49.5	53.0

Foreign exchange risk	11.3	12.2

Commodity price risk	8.7	5.4

Diversification effect	(59.7)	(44.0)

Total	100.6	76.9

Besides selectively increased interest rate risk exposures and/or equity positions during the first half of 2007, the increase in the value-at-risk observed in 2007 was mainly driven by an increase in the market volatility and, to a minor extent, by refinements to the value-at-risk measurement in the second half of 2007. The year-end value-at-risk in 2007 was € 101 million which is 31 % above the 2006 year-end value-at-risk of € 77 million.
MARKET RISK OF NONTRADING PORTFOLIOS
The Capital and Risk Committee supervises the Group’s nontrading asset activities. It has responsibility for the alignment of the Group-wide risk appetite, capitalization requirements and funding needs based on Group-wide, divisional and sub-divisional business strategies. Its responsibilities also include regular reviews of the exposures within the nontrading asset portfolio and associated stress test results, performance reviews of acquisitions and investments, allocating risk limits to the business divisions within the framework established by the Management Board and approval of policies in relation to nontrading asset activities. The policies and procedures are ratified by the Risk Executive Committee. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.
The Group’s dedicated Investment & Asset Risk Management team is specialized in risk-related aspects of the nontrading activities and performs monthly reviews of the risk profile of the nontrading asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.
ASSESSMENT OF MARKET RISK IN NONTRADING PORTFOLIOS
Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk. As an example, for industrial holdings the Group applies individual price shocks between 23 % and 51%, which are based on historically-observed market moves. For private equity exposures, all positions are stressed using the standard credit risk economic capital model, as well as market price shocks up to 100%, depending on the individual asset.
The biggest market risk in the Group’s nontrading portfolios is equity price risk. The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is minimal interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.
There is nontrading market risk held and managed in each of the group divisions. The nontrading market risk, as measured by economic capital, in the Corporate and Investment Bank Group Division is the largest in the Group and is incurred mainly through principal investments. The Corporate Investments Group Division assumes nontrading market risk through industrial holdings, private equity investments and certain other corporate investments. The nontrading market risk in the Private Clients and Asset Management Group Division primarily arises from proprietary

20-F // ADDITIONAL NOTES
investments in real estate, hedge funds and mutual funds, which support the client asset management businesses mainly in the form of minority seed and co-invest fund capital.
The table below shows the economic capital usages separately for the Group’s major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Economic capital usage
in € bn.	Dec 31, 2007	Dec 31, 2006[1]
Major industrial holdings	0.1	0.2

Other corporate investments	0.7	0.6

Alternative assets	0.9	0.6

Total	1.7	1.4

1	Revised economic capital usages reflecting the adoption of IFRS accounting standards.
The economic capital usage for these nontrading asset portfolios totaled € 1.7 billion at year-end 2007, which is € 329 million, or 24%, above the economic capital usage at year-end 2006. This increase primarily reflects the increased risk of the alternative assets portfolio.
—
MAJOR INDUSTRIAL HOLDINGS. The economic capital usage of € 75 million at year-end 2007 was mainly due to the newly acquired indirect shareholding in EADS N.V. with a market value of € 133 million at year-end 2007. The economic capital usage for other industrial holdings further decreased due to the continued increase in unrealized gains associated with the shareholding in Daimler AG – which mainly accounted for the previous year’s economic capital usage – as well as a reduction of the shareholdings in Allianz SE and Linde AG.

—
OTHER CORPORATE INVESTMENTS. The economic capital usage of € 729 million for other corporate investments at year-end 2007 continued to be driven by mutual fund investments and a few other corporate investments. The € 144 million increase of the economic capital usage compared to year-end 2006 primarily reflects the acquisition of Abbey Life Assurance Company Limited in October 2007.

—
ALTERNATIVE ASSETS. The Group’s alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Asset Management business division’s purchase of an interest in an infrastructure asset (onward sale is currently intended) and the growing private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in lower risk infrastructure assets but remains generally well diversified and continues to be dominated by principal investments and real estate investments.

In the Group’s total economic capital figures no diversification benefits between these different asset categories are currently taken into account.

LIQUIDITY RISK
Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position based on underlying policies which are reviewed and approved regularly by the Capital and Risk Committee. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group’s specific management needs.
The Group’s liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in the Group’s access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group’s short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis and safeguard the Group’s access to liquidity.
The Group’s approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group’s asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee sets limits by business division to protect access to unsecured funding at attractive levels. The Asset Liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.
The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group’s balance sheet and the Group’s Issuance Strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group’s annual capital market issuance plan, which upon approval by the Capital and Risk Committee establishes issuing targets for securities by tenor, volume and instrument.
The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group’s liquidity position. The scenarios have been based on historic events such as the stock market crash of 1987, 1990 U.S. liquidity crunch, September 2001 terrorist attacks, liquidity crises case studies and hypothetical events. The scenarios now also incorporate challenges presented by the 2007 financial markets crisis: prolonged term money-market freeze, collateral repudiation, non-fungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and 3-notch ratings downgrades, as well as external shocks, such as market risk events, emerging market crises and system dislocations. Under each

20-F // ADDITIONAL NOTES
of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps include selling assets, switching from unsecured to secured funding and adjusting the price the Group would pay on liabilities.
MATURITY ANALYSIS OF FINANCIAL LIABILITIES
The following table shows a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as at December 31, 2007 and 2006.

Dec 31, 2007	On demand	Due within 3	Due between 3	Due between 1	Due after 5
in € m.		months	and 12 months	and 5 years	years
Noninterest bearing deposits	30,187	–	–	–	–

Interest bearing deposits	143,787	206,046	38,067	22,538	17,290

Trading liabilities[2]	715,583	–	–	–	–

Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,628	30,480

Investment contract liabilities[3]	–	638	285	1,687	7,186

Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,315	–	–	–	–

Central bank funds purchased	6,130	16,200	–	–	–

Securities sold under repurchase agreements	43,204	93,119	18,815	452	821

Securities loaned	9,132	266	7	160	–

Other short-term borrowings	2,876	50,025	478	–	–

Long-term debt	4,221	1,759	19,911	70,189	30,879

Trust preferred securities	–	–	–	4,526	1,819

Other financial liabilities	140,005	5,739	495	22	49

Off-balance sheet loan commitments	94,190	–	–	–	–

Financial guarantees	22,444	–	–	–	–

Total[1,4,5]	1,292,722	500,914	112,059	109,202	88,524

1	The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2
The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within ‘On Demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4
This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5	Interest cash flows have been excluded from the table.

Dec 31, 2006	On demand	Due within 3	Due between 3	Due between 1	Due after 5
in € m.		months	and 12 months	and 5 years	years
Noninterest bearing deposits	30,354	–	–	–	–

Interest bearing deposits	113,533	194,712	37,449	21,926	14,167

Trading liabilities[2]	523,628	–	–	–	–

Financial liabilities designated at fair value through profit or loss	73,422	72,155	23,383	1,645	34,260

Investment contract liabilities[3]	–	–	–	–	–

Negative market values from derivative financial instruments qualifying for hedge accounting[2]	2,076	–	–	–	–

Central bank funds purchased	11,961	14,850	–	–	–

Securities sold under repurchase agreements	45,664	29,337	188	200	–

Securities loaned	20,912	262	–	–	–

Other short-term borrowings	2,661	40,724	5,130	–	–

Long-term debt	2,852	2,893	15,401	58,475	32,278

Trust preferred securities	120	–	–	2,807	1,963

Other financial liabilities	119,000	7,804	540	75	139

Off-balance sheet loan commitments	113,757	–	–	–	–

Financial guarantees	23,442	–	–	–	–

Total[1,4,5]	1,083,382	362,737	82,091	85,128	82,807

1	The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted.

2
The only exceptions to this are the trading liabilities and the derivatives balances which represent the present value of all future cash flows. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within ‘On Demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

3	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. Refer to Note [40] for more detail on these contracts.

4
This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote.

5	Interest cash flows have been excluded from the table.
INSURANCE RISK
The Group’s exposure to insurance risk increased upon the acquisition of Abbey Life Assurance Company Limited in October 2007. Abbey Life was closed to new business in 2000 except where it is contractually obliged to do so in existing policies. Insurance risk results from the Group having a contractual obligation to make a payment to a policyholder based on an uncertain event (that is not a financial risk).
The Group’s insurance activities are characterized as follows:
—	ANNUITY PRODUCTS – these are subject to mortality or morbidity risk over a period that extends beyond the premium collection period, with fixed and guaranteed contractual terms.

—	UNIVERSAL LIFE PRODUCTS – these are long duration contracts which provide either death or annuity benefits, with terms that are not fixed and guaranteed.

—	INVESTMENT CONTRACTS – these do not contain any insurance risk.

20-F // ADDITIONAL NOTES
The Group also holds an equity investment in Paternoster Limited, which is a regulated insurance company taking on the risks associated with companies’ final salary/defined pension schemes and assumes the responsibility for paying their pensioners into the future by writing annuity contracts.
The Group is primarily exposed to the following insurance-related risks:
—
MORTALITY AND MORBIDITY RISKS – higher/lower than expected number of death claims on assurance products and occurrence of one or more large claims, and higher/lower than expected disability claims respectively. These are mitigated by the use of reinsurance and the application of discretionary charges. Annually, rates of mortality and morbidity are investigated.

—
LONGEVITY RISK – faster/slower than expected improvements in life expectancy on immediate and deferred annuity products. This is carefully monitored against the latest external industry data and emerging trends.

—
EXPENSES – policies cost more/less to administer than expected. These are monitored by an analysis of the Group’s actual expenses relative to budget. Reasons for any significant divergence from expectations are investigated and remedial action taken. The expense risk is reduced by the Group having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

—	PERSISTENCY – higher/lower than expected percentage of lapsed policies. The Group’s persistency rates are annually assessed by reference to appropriate risk factors.
The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Experience may vary from estimates, the more so the further into the future it is projected. Liabilities are evaluated at least annually.
To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.
The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the values of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.
For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.
As stated above, reinsurance is used as a mechanism to reduce risk. The Group’s strategy is to continue to utilize reinsurance as appropriate.

[38] RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include
—
key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

—	subsidiaries, joint ventures and associates, and

—	post-employment benefit plans for the benefit of Deutsche Bank employees.
The Group has several business relationships with related parties. Transactions with such parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties. These transactions also did not involve more than the normal risk of collectibility or present other unfavorable features.
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board to constitute key management personnel for purposes of IAS 24.
The below table sets forth the compensation of the key management personnel in 2007 and 2006.

Key management compensation:

in € m.	2007	2006
Short-term employee benefits	30	27

Post-employment benefits	4	4

Other long-term benefits	–	–

Termination benefits	–	8

Share-based payment	8	9

Total key management compensation	42	48

Among the Group’s transactions with key management personnel as of December 31, 2007 were loans and commitments of € 4 million and deposits of € 1 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

20-F // ADDITIONAL NOTES
TRANSACTIONS WITH SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER RELATED PARTIES
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions. Where these transactions are eliminated on consolidation, they are not disclosed in the Group’s financial statements. A list of the Group’s significant subsidiaries is shown in Note [39].
LOANS
During the years ended December 31, 2007 and December 31, 2006, the Group made loans to third parties and entered into guarantees on behalf of certain related parties. The table below shows the amounts of loans made and repaid, loan balances outstanding, and guarantees made by the Group on behalf of related parties.

	Associated companies and
	other related parties
in € m.	2007	2006
Loans outstanding, beginning of year	622	1,934

Loans issued during the year	728	565

Loan repayment during the year	161	664

Changes in the group of consolidated companies	(1)	(121)

Exchange rate changes	(36)	(5)

Other changes	(107)	(1,087)

Loans outstanding, end of year[1,2]	1,045	622

Other credit risk related transactions:

Provision for loan losses	–	22

Guarantees and commitments[3]	233	190

1
The amount of these loans that are past due totaled € 3 million and € 20 million as of December 31, 2007 and 2006, respectively. Loans include also € 24 million loans with joint ventures as of December 31, 2007.

2	For the above loans the Group held collateral of € 616 million and € 27 million as of December 31, 2007 and as of December 31, 2006, respectively.

3	The guarantees above include credit and finance guarantees, financial letter of credits and standby letter of credits as well as guarantees that are related to leasing transactions.
DEPOSITS

	Associated companies and
	other related parties
in € m.	2007	2006
Deposits outstanding, beginning of year	855	917

Deposits received during the year	294	736

Deposits repaid during the year	89	23

Changes in the group of consolidated companies	(43)	(789)

Exchange rate changes	(55)	14

Other changes	–	–

Deposits outstanding, end of year[1]	962	855

1	The above deposits were made in the ordinary course of business. The deposits are unsecured. Deposits include also € 3 million deposits from joint ventures as of December 31, 2007.

OTHER TRANSACTIONS
In addition, the Group conducted trading transactions with associated companies in the amount of € 67 million in 2007. Other transactions with related parties also reflected the following:
XCHANGING ETB GMBH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group’s arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2007 and 2006, the Group received services from XTB with volumes of € 95 million and € 100 million, respectively. In 2007 and 2006, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 28 million and € 35 million, respectively, to XTB.
GRUNDBESITZ-EUROPA: In 2005, grundbesitz europa, formerly grundbesitz-invest (“Grundbesitz”), an open-end property fund sponsored and managed by a subsidiary of the Group, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. Grundbesitz re-opened for issuance and redemption on March 3, 2006. The Group committed to support Grundbesitz’s liquidity upon its re-opening by various means. In December 2006, the fund manager sold a major portion of Grundbesitz’s German real estate portfolio to Eurocastle, and Grundbesitz realized significant book gains for its investors on this sale. As a result and as of the date hereof, the Group does not expect to have any further material risk from prior commitments made in relation to Grundbesitz. In 2006, the Group released € 111 million of provision. As of December 2007, a € 5 million provision remained.
TRANSACTIONS WITH PENSION PLANS
Under IFRS, certain post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.
Deutsche Bank AG Securities held in plan assets at December 31, 2007:

Equities	–

Bonds	9

Other Securities	21

Total	30

Property occupied by/other assets used by Deutsche Bank	–

Derivatives: Market value as at year-end 2007 for which DB (or subsidiary) is a counterparty	(98)

Derivatives: Notional amount as at year-end 2007 for which DB (or subsidiary) is a counterparty	4,441

Fees paid from Fund to any Deutsche Bank asset manager(s) in 2006	23

Fees paid from Fund to any Deutsche Bank asset manager(s) in 2007	22

20-F // ADDITIONAL NOTES
[39] INFORMATION ON SUBSIDIARIES
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
SIGNIFICANT SUBSIDIARIES
The following table sets forth the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[4]	Frankfurt am Main, Germany

DB Capital Markets (Deutschland) GmbH[5]	Frankfurt am Main, Germany
DWS Investment GmbH[6]	Frankfurt am Main, Germany

1	This company is a holding company for most of the Group’s subsidiaries in the United States.

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

6	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100% of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.
The Group owns 100 % of the equity and voting interests in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group’s consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.
In 2007, none of the Group’s subsidiaries experienced significant restrictions on paying dividends or repaying loans and advances.
SUBSIDIARIES WHERE THE GROUP OWNS 50 PER CENT OR LESS OF THE VOTING RIGHTS
The Group also consolidates certain subsidiaries where it owns 50 per cent or less of the voting rights. Most of those subsidiaries are special purpose entities (“SPEs”) that are sponsored by the Group for a variety of purposes.
In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, commercial real estate leasing and closed-end funds. The Group’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

INVESTEES WHERE THE GROUP OWNS MORE THAN HALF OF THE VOTING RIGHTS
The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when
—	another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or

—	another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or

—	another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when

—	another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
The ‘List of Shareholdings 2007’ is published as a separate document and deposited with the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”). It is available in the Investor Relations section of Deutsche Bank’s website (http://www.deutsche-bank.de/ir/en/content/reports.htm).

[40] INSURANCE AND INVESTMENT CONTRACTS
LIABILITIES ARISING FROM INSURANCE AND INVESTMENT CONTRACTS

	Dec 31, 2007			Dec 31, 2006
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	6,450	(119)	6,331	1,411	(187)	1,224

Investment contracts	9,796	–	9,796	–	–	–

Total	16,246	(119)	16,127	1,411	(187)	1,224

CARRYING AMOUNT
An analysis of the change in insurance and investment contracts liabilities is as follows.

	2007		2006
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance as of January 1	1,411	–	1,297	–
Business classified as held for sale	(847)	–	–	–
Business acquired	6,339	10,387	–	–
New business	114	14	128	–
Claims paid	(340)	(214)	(143)	–
Other changes in existing business	111	168	129	–
Foreign exchange rate movements	(338)	(559)	–	–

Balance as of December 31	6,450	9,796	1,411	–

Included in Other changes in existing business for the investment contracts is € 122 million attributable to changes in the underlying assets’ fair value in the year ended December 31, 2007.

20-F // ADDITIONAL NOTES
KEY ASSUMPTIONS IN RELATION TO INSURANCE BUSINESS
The liabilities will vary with movements in interest rates, which is applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.
Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.
The assumptions are set out below:
INTEREST RATES
Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.
MORTALITY
Mortality rates are based on published tables, adjusted appropriately to take account of changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. Where appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.
COSTS
For non-linked contracts, allowance is made for future expected per policy costs explicitly.
OTHER ASSUMPTIONS
The take-up rate of guaranteed annuity rate options on pension business is assumed as 57%.
KEY ASSUMPTIONS IMPACTING VALUE OF BUSINESS ACQUIRED (VOBA)
The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. Where assumptions were required about future mortality, morbidity, persistency and expenses, these were determined on a best estimate basis taking account of the business’s own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.

The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected to arise in respect of the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.
KEY CHANGES IN ASSUMPTIONS
Upon acquisition of Abbey Life Assurance Company Limited, in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed before December 31, 2007, but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.
SENSITIVITY ANALYSIS (IN RESPECT OF INSURANCE CONTRACTS ONLY)
The following table shows the sensitivity of the Group’s profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity
in € m.	2007	2006	2007	2006
Variable:

Mortality (worsening by ten percent)[1]	(16)	(44)	(16)	(44)

Renewal expense (ten percent increase)	(1)	(2)	(1)	(2)

Interest rate (one percent increase)	(115)	(25)	88	(25)

1	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.
For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations (“PADs”). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, where the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

20-F // ADDITIONAL NOTES
[41] CURRENT AND NON-CURRENT ASSETS AND LIABILITIES
The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2007 and December 31, 2006.
Asset items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2007
Cash and due from banks	8,632	–	8,632

Interest earning deposits with banks	21,156	459	21,615

Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597

Securities borrowed	55,548	413	55,961

Financial assets at fair value through profit or loss	1,441,656	32,447	1,474,103

Financial assets available for sale	6,168	36,126	42,294

Equity method investments	–	3,366	3,366

Loans	73,826	125,066	198,892

Premises and equipment	–	2,409	2,409

Goodwill and intangible assets	–	9,383	9,383

Other assets	180,489	2,408	182,897

Assets for current tax	2,014	414	2,428

Total assets before deferred tax assets	1,801,682	213,895	2,015,577

Deferred tax assets			4,772

Total assets			2,020,349

Liability items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2007
Deposits	417,994	39,952	457,946

Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741

Securities loaned	9,405	160	9,565

Financial liabilities at fair value through profit or loss	914,528	51,649	966,177

Other short-term borrowings	53,410	–	53,410

Other liabilities	168,135	3,374	171,509

Provisions	1,295	–	1,295

Liabilities for current tax	2,754	1,761	4,515

Long-term debt	23,255	103,448	126,703

Trust preferred securities	–	6,345	6,345

Obligation to purchase common shares	871	2,682	3,553

Total liabilities before deferred tax liabilities	1,769,115	210,644	1,979,759

Deferred tax liabilities			2,124

Total liabilities			1,981,883

Asset items as of December 31, 2006 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2006
Cash and due from banks	7,008	–	7,008

Interest earning deposits with banks	17,493	1,706	19,199

Central bank funds sold and securities purchased under resale agreements	13,758	507	14,265

Securities borrowed	62,527	416	62,943

Financial assets at fair value through profit or loss	1,103,470	1,180	1,104,650

Financial assets available for sale	7,019	31,018	38,037

Equity method investments	–	2,541	2,541

Loans	59,281	119,243	178,524

Premises and equipment	–	3,241	3,241

Goodwill and intangible assets	–	8,612	8,612

Other assets	136,159	2,862	139,021

Assets for current tax	1,772	348	2,120

Total assets before deferred tax assets	1,408,487	171,674	1,580,161

Deferred tax assets			4,332

Total assets			1,584,493

Liability items as of December 31, 2006 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2006
Deposits	375,837	36,079	411,916

Central bank funds purchased and securities sold under repurchase agreements	102,000	200	102,200

Securities loaned	21,174	–	21,174

Financial liabilities at fair value through profit or loss	669,274	25,345	694,619

Other short-term borrowings	48,433	–	48,433

Other liabilities	141,205	2,924	144,129

Provisions	1,768	–	1,768

Liabilities for current tax	2,237	1,796	4,033

Long-term debt	16,226	95,137	111,363

Trust preferred securities	–	4,771	4,771

Obligation to purchase common shares	1,547	2,780	4,327

Total liabilities before deferred tax liabilities	1,379,701	169,032	1,548,733

Deferred tax liabilities			2,285

Total liabilities			1,551,018

20-F // ADDITIONAL NOTES
[42] CONDENSED DEUTSCHE BANK AG (PARENT COMPANY ONLY) FINANCIAL STATEMENTS
CONDENSED STATEMENT OF INCOME

in € m.	2007	2006
Interest income, excluding dividends from subsidiaries	48,726	38,607

Dividends received from subsidiaries:
Banks	1,003	1,029
Nonbanks	914	1,959

Interest expense	46,007	37,076

Net interest and dividend income	4,636	4,519

Provision for credit losses	85	(134)

Net interest and dividend income after provision for credit losses	4,551	4,653

Noninterest income:
Commissions and fee income	3,995	3,488
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,737	6,540
Other income	269	1,649

Total noninterest income	12,001	11,677

Noninterest expenses:
Compensation and benefits	6,748	6,458
Other expenses	4,759	5,562
Services provided to affiliates, net	(496)	(269)

Total noninterest expenses	11,011	11,751

Income before income tax expense	5,541	4,579

Income tax expense	1,850	382

Net income attributable to Deutsche Bank shareholders	3,691	4,197

CONDENSED BALANCE SHEET

in € m.	Dec 31, 2007	Dec 31, 2006
Assets:

Cash and due from banks:
Bank subsidiaries	332	397
Other	3,913	2,258

Interest-earning deposits with banks:
Bank subsidiaries	52,333	47,586
Other	16,270	13,906

Central bank funds sold, securities purchased under resale agreements and securities borrowed:
Bank subsidiaries	639	216
Nonbank subsidiaries	92,664	78,462
Other	15,443	21,283

Financial assets at fair value through profit or loss:
Bank subsidiaries	3,939	4,491
Nonbank subsidiaries	16,868	8,207
Other	1,060,222	803,752

Financial assets available for sale	7,490	7,120

Equity method investments	499	1,157

Investment in subsidiaries:
Bank subsidiaries	6,056	5,753
Nonbank subsidiaries	35,499	34,807

Loans:
Bank subsidiaries	18,029	9,856
Nonbank subsidiaries	118,562	108,757
Other	68,221	57,116

Other assets:
Bank subsidiaries	2,902	1,993
Nonbank subsidiaries	27,320	20,885
Other	164,987	115,777

Total assets	1,712,188	1,343,779

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	91,621	78,858
Nonbank subsidiaries	73,160	69,167
Other	327,652	301,878

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	4,300	7,904
Nonbank subsidiaries	45,013	26,848
Other	45,026	48,127

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	4,483	4,638
Nonbank subsidiaries	10,694	7,663
Other	797,272	543,946

Other short-term borrowings:
Bank subsidiaries	741	2,445
Nonbank subsidiaries	144	518
Other	15,138	11,513

Other liabilities:
Bank subsidiaries	1,703	1,055
Nonbank subsidiaries	16,789	14,379
Other	123,365	98,337

Long-term debt	128,913	102,535

Total liabilities	1,686,014	1,319,811

Total shareholders’ equity	26,174	23,968

Total liabilities and shareholders’ equity	1,712,188	1,343,779

20-F // ADDITIONAL NOTES
CONDENSED STATEMENT OF CASH FLOWS

in € m.	2007	2006
Net income	3,691	4,197

Cash flows from operating activities:

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	111	(78)
Restructuring activities	(6)	127
Net gain on sale of financial assets available for sale, equity method investments, and other	(336)	(397)
Deferred income taxes, net	(543)	(227)
Impairment, depreciation and other amortization, and accretion	1,558	2,131

Income adjusted for noncash charges, credits and other items	4,475	5,753

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	2,017	(3,055)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(8,786)	19,308
Trading assets	(233,867)	(46,308)
Other financial assets at fair value through profit or loss (excl. investing activities)	(30,631)	(8,193)
Loans	(28,227)	1,690
Other assets	(52,871)	(31,239)
Deposits	42,547	19,487
Trading liabilities	208,095	11,713
Other financial liabilities at fair value through profit or loss (excl. financing activities)	48,256	10,152
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	11,461	(7,113)
Other short-term borrowings	1,547	3,678
Other liabilities	28,800	28,614
Senior long-term debt	26,609	18,510
Other, net	(2,055)	1,919

Net cash provided by operating activities	17,370	24,916

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	4,201	2,089
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	4,311	2,732
Sale of equity method investments	769	1,447
Sale of premises and equipment	134	1
Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(11,040)	(13,288)
Equity method investments	(242)	(1,497)
Premises and equipment	(342)	(398)
Net change in investments in subsidiaries	(1,666)	(6,280)
Other, net	(8)	(30)

Net cash used in investing activities	(3,883)	(15,224)

Cash flows from financing activities:

Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	2,343	1,438

Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(1,989)	(1,230)

Common shares issued under share-based compensation plans	389	680

Purchases of treasury shares	(41,128)	(38,830)

Sale of treasury shares	39,729	36,380

Cash dividends paid	(2,005)	(1,239)

Net cash used in financing activities	(2,661)	(2,801)

Net effect of exchange rate changes on cash and cash equivalents	(109)	(34)

Net increase in cash and cash equivalents	10,717	6,857

Cash and cash equivalents at beginning of period	21,421	14,564

Cash and cash equivalents at end of period	32,138	21,421

Net cash provided by operating activities include

Income taxes paid, net	1,728	1,807

Interest paid	46,028	35,748

Interest and dividends received	50,643	41,595

Cash and cash equivalents comprise

Cash and due from banks	4,245	2,655

Interest earning demand deposits with banks (not included: time deposits of € 40,710 at December 31, 2007 and € 42,726 at December 31, 2006)	27,893	18,766

Total	32,138	21,421

The following table is a summary of the Parent Company’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2007	Dec 31, 2006
in € m.	2008	2009	2010	2011	2012	2012	total	total
Senior debt:

Bonds and notes:
Fixed rate	12,608	11,803	7,341	7,709	11,596	20,518	71,575	50,118
Floating rate	7,099	9,152	5,592	5,220	7,646	9,047	43,756	38,801

Subordinated debt

Bonds and notes:
Fixed rate	–	1,250	900	733	1,378	4,612	8,873	7,639
Floating rate	200	1,587	1,592	609	498	223	4,709	5,977

Total long term debt	19,907	23,792	15,425	14,271	21,118	34,400	128,913	102,535

[43] CONDENSED CONSOLIDATING FINANCIAL INFORMATION
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
Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, an indirect wholly-owned finance subsidiary of Deutsche Bank AG organized in the form of a Delaware business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a second wholly-owned finance subsidiary of Deutsche Bank AG organized in the form of a Delaware limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or 10 years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the following 2007 condensed consolidating balance sheet, a total of € 2.3 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

20-F // ADDITIONAL NOTES
Each such issuance of Trust Preferred Securities is described in the table below.

Earliest Re-
		Issuance	demption	Parent Long-
Trust	LLC	Date	Date	term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	October 18, 2011	€ 408 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 544 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	August 20, 2012	€ 782 million

Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	December 15, 2012	€ 548 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	—[2]

1	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2007.

2
Because issuance did not occur until 2008, the amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC as of December 31, 2007 is € 0 million. The face amount of such Debt obligations as of February 29, 2008 is € 1.3 billion.

CONDENSED CONSOLIDATING STATEMENT OF INCOME

2007	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated

Net interest income:
Interest income, including dividends from subsidiaries	50,643	2,015	48,296	(33,248)	67,706
Interest expense	46,007	1,592	40,957	(29,699)	58,857

Net interest and dividend income	4,636	423	7,339	(3,549)	8,849

Provision for credit losses	85	12	675	(160)	612

Net interest and dividend income after provision for credit losses	4,551	411	6,664	(3,389)	8,237

Noninterest income:
Commissions and fee income	3,995	614	7,680	–	12,289
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,737	(4)	(418)	(140)	7,175
Net gains (losses) on financial assets available for sale	125	(4)	673	(1)	793
Other income	144	86	1,847	(438)	1,639

Total noninterest income	12,001	692	9,782	(579)	21,896

Noninterest expenses:
Compensation and benefits	6,748	443	6,174	(243)	13,122
Other expenses	4,263	394	4,771	(1,166)	8,262

Total noninterest expenses	11,011	837	10,945	(1,409)	21,384

Income before income tax expense	5,541	266	5,501	(2,559)	8,749

Income tax expense	1,850	198	123	68	2,239

Net income	3,691	68	5,378	(2,627)	6,510

Net income attributable to minority interest	–	26	33	(23)	36

Net income attributable to Deutsche Bank shareholders	3,691	42	5,345	(2,604)	6,474

2006	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated

Net interest income:
Interest income, including dividends from subsidiaries	41,595	2,847	43,466	(29,633)	58,275
Interest expense	37,076	1,886	35,881	(23,576)	51,267

Net interest and dividend income	4,519	961	7,585	(6,057)	7,008

Provision for credit losses	(134)	45	401	(14)	298

Net interest and dividend income after provision for credit losses	4,653	916	7,184	(6,043)	6,710

Noninterest income:
Commissions and fee income	3,488	571	7,137	(1)	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	6,540	(432)	2,905	(121)	8,892
Net gains (losses) on financial assets available for sale	238	30	326	(3)	591
Other income	1,411	261	(110)	(754)	808

Total noninterest income	11,677	430	10,258	(879)	21,486

Noninterest expenses:
Compensation and benefits	6,458	426	5,810	(196)	12,498
Other expenses	5,293	483	3,538	(1,955)	7,359

Total noninterest expenses	11,751	909	9,348	(2,151)	19,857

Income before income tax expense	4,579	437	8,094	(4,771)	8,339

Income tax expense	382	157	1,444	277	2,260

Net income	4,197	280	6,650	(5,048)	6,079

Net income attributable to minority interest	–	10	8	(9)	9

Net income attributable to Deutsche Bank shareholders	4,197	270	6,642	(5,039)	6,070

20-F // ADDITIONAL NOTES
CONDENSED CONSOLIDATING BALANCE SHEET

Dec 31, 2007	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	4,245	1,454	5,170	(2,237)	8,632
Interest-earning deposits with banks	68,603	3,473	185,423	(235,884)	21,615
Central bank funds sold, securities purchased under resale agreements and securities borrowed	108,746	2,785	107,892	(149,865)	69,558
Financial assets at fair value through profit or loss	1,081,029	8,786	411,253	(26,965)	1,474,103
Financial assets available for sale	7,490	1,833	48,331	(15,360)	42,294
Equity method investments	499	75	2,776	16	3,366
Loans	204,812	17,007	181,213	(204,140)	198,892
Other assets	236,764	2,104	104,273	(141,252)	201,889

Total assets	1,712,188	37,517	1,046,331	(775,687)	2,020,349

Liabilities:
Deposits	492,433	9,072	194,818	(238,377)	457,946
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	94,339	4,426	239,405	(149,864)	188,306
Financial liabilities at fair value through profit or loss	812,449	588	179,235	(26,095)	966,177
Other short-term borrowings	16,023	16,962	146,857	(126,432)	53,410
Other liabilities	141,857	2,193	95,758	(56,812)	182,996
Long-term debt	128,913	1,809	102,734	(106,753)	126,703
Trust preferred securities	–	–	6,345	–	6,345

Total liabilities	1,686,014	35,050	965,152	(704,333)	1,981,883

Total shareholders’ equity	26,174	1,733	79,850	(70,713)	37,044

Minority interest	–	734	1,329	(641)	1,422

Total equity	26,174	2,467	81,179	(71,354)	38,466

Total liabilities and equity	1,712,188	37,517	1,046,331	(775,687)	2,020,349

Dec 31, 2006	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated

Assets:
Cash and due from banks	2,655	2,077	5,750	(3,474)	7,008
Interest-earning deposits with banks	61,492	3,191	166,146	(211,630)	19,199
Central bank funds sold, securities purchased under resale agreements and securities borrowed	99,961	1,056	93,376	(117,185)	77,208
Financial assets at fair value through profit or loss	816,450	14,756	293,224	(19,780)	1,104,650
Financial assets available for sale	7,120	1,476	39,792	(10,351)	38,037
Equity method investments	1,157	83	1,308	(7)	2,541
Loans	175,729	20,821	170,019	(188,045)	178,524
Other assets	179,215	2,971	100,745	(125,605)	157,326

Total assets	1,343,779	46,431	870,360	(676,077)	1,584,493

Liabilities:
Deposits	449,903	12,952	164,191	(215,130)	411,916
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	82,879	3,253	154,426	(117,184)	123,374
Financial liabilities at fair value through profit or loss	556,247	1,318	158,049	(20,995)	694,619
Other short-term borrowings	14,476	16,695	138,928	(121,666)	48,433
Other liabilities	113,771	4,600	84,087	(45,916)	156,542
Long-term debt	102,535	4,702	91,036	(86,910)	111,363
Trust preferred securities	–	158	4,613	–	4,771

Total liabilities	1,319,811	43,678	795,330	(607,801)	1,551,018

Total shareholders’ equity	23,968	1,904	74,514	(67,628)	32,758

Minority interest	–	849	516	(648)	717

Total equity	23,968	2,753	75,030	(68,276)	33,475

Total liabilities and equity	1,343,779	46,431	870,360	(676,077)	1,584,493

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

2007	Parent	DBTC	Other	Deutsche
			subsidiaries[1]	Bank AG
in € m.				consolidated

Net cash provided by (used in) operating activities	17,370	436	(1,016)	16,790

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	4,201	597	7,672	12,470
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	4,311	403	3,465	8,179
Sale of equity method investments	769	24	538	1,331
Sale of premises and equipment	134	1	852	987

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(11,040)	(1,493)	(12,697)	(25,230)
Equity method investments	(242)	(10)	(1,013)	(1,265)
Premises and equipment	(342)	(58)	(275)	(675)

Net cash paid for business combinations/divestitures	–	–	(648)	(648)

Other net	(1,674)	(36)	2,173	463

Net cash provided by (used in) investing activities	(3,883)	(572)	67	(4,388)

Cash flows from financing activities:

Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	2,343	–	(1,914)	429

Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(1,989)	(159)	(661)	(2,809)

Issuances of trust preferred securities (incl. at fair value through profit or loss)	–	–	1,874	1,874

Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	–	(141)	(279)	(420)

Common shares issued under share-based compensation plans	389	–	–	389

Purchases of treasury shares	(41,128)	–	–	(41,128)

Sale of treasury shares	39,729	–	–	39,729

Cash dividends paid	(2,005)	–	–	(2,005)

Other net	–	(4)	576	572

Net cash used in financing activities	(2,661)	(304)	(404)	(3,369)

Net effect of exchange rate changes on cash and cash equivalents	(109)	–	(180)	(289)

Net increase (decrease) in cash and cash equivalents	10,717	(440)	(1,533)	8,744

Cash and cash equivalents at beginning of period	21,421	2,059	(6,126)	17,354

Cash and cash equivalents at end of period	32,138	1,619	(7,659)	26,098

Net cash provided by operating activities include

Income taxes paid, net	1,728	370	708	2,806

Interest paid	46,028	1,426	10,643	58,097

Interest and dividends received	50,643	1,371	15,692	67,706

Cash and cash equivalents comprise

Cash and due from banks	4,245	1,455	2,932	8,632

Demand deposits with banks	27,893	164	(10,591)	17,466

Total	32,138	1,619	(7,659)	26,098

1	This column includes amounts for other subsidiaries and intercompany cash flows.

20-F // ADDITIONAL NOTES

2006	Parent	DBTC	Other	Deutsche
			subsidiaries[1]	Bank AG
in € m.				consolidated

Net cash provided by (used in) operating activities	24,916	(29)	(13,723)	11,164

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale (incl. at fair value through profit or loss)	2,089	58	9,805	11,952
Maturities of financial assets available for sale (incl. at fair value through profit or loss)	2,732	515	3,098	6,345
Sale of equity method investments	1,447	–	2,450	3,897
Sale of premises and equipment	1	–	122	123

Purchase of:
Financial assets available for sale (incl. at fair value through profit or loss)	(13,288)	(298)	(9,121)	(22,707)
Equity method investments	(1,497)	(6)	(165)	(1,668)
Premises and equipment	(398)	(13)	(195)	(606)

Net cash paid for business combinations/divestitures	–	–	(1,120)	(1,120)

Other, net	(6,310)	(53)	6,677	314

Net cash provided by (used in) investing activities	(15,224)	203	11,551	(3,470)

Cash flows from financing activities:

Issuances of subordinated long-term debt (incl. at fair value through profit or loss)	1,438	514	(976)	976

Repayments and extinguishments of subordinated long-term debt (incl. at fair value through profit or loss)	(1,230)	(633)	(113)	(1,976)

Issuances of trust preferred securities (incl. at fair value through profit or loss)	–	–	1,043	1,043

Repayments and extinguishments of trust preferred securities (incl. at fair value through profit or loss)	–	–	(390)	(390)

Common shares issued under share-based compensation plans	680	–	–	680

Purchases of treasury shares	(38,830)	–	–	(38,830)

Sale of treasury shares	36,380	–	–	36,380

Cash dividends paid	(1,239)	–	–	(1,239)

Other net	–	(25)	129	104

Net cash used in financing activities	(2,801)	(144)	(307)	(3,252)

Net effect of exchange rate changes on cash and cash equivalents	(34)	–	(476)	(510)

Net increase (decrease) in cash and cash equivalents	6,857	30	(2,955)	3,932

Cash and cash equivalents at beginning of period	14,564	2,266	(3,408)	13,422

Cash and cash equivalents at end of period	21,421	2,296	(6,363)	17,354

Net cash provided by operating activities include

Income taxes paid, net	1,807	121	1,174	3,102
Interest paid	35,748	1,584	12,589	49,921
Interest and dividends received	41,595	2,147	14,533	58,275

Cash and cash equivalents comprise

Cash and due from banks	2,655	2,077	2,276	7,008
Demand deposits with banks	18,766	219	(8,639)	10,346

Total	21,421	2,296	(6,363)	17,354

1	This column includes amounts for other subsidiaries and intercompany cash flows.

[44] SUBSEQUENT EVENTS
In 2008, financial markets have continued to experience the exceptionally difficult conditions that began in the second half of 2007, and which have been reflected in considerably lower volumes of business activity in the areas most directly affected. Among the principally affected areas in which the Group does business were the leveraged finance markets. In particular, deteriorating prices in these markets have made it likely that the value of the Group’s leveraged lending commitments will require further write-downs if market conditions fail to improve. As of December 31, 2007, the Group had total exposures of € 36.2 billion in its Leveraged Finance business. The financial effect of potential further adjustments on the Group’s 2008 results will depend on exposures and conditions at the respective balance sheet dates, and is therefore not estimable at this point in time.

20-F // ADDITIONAL NOTES
[45] RECONCILIATION OF IFRS COMPARABLES FROM PREVIOUS GAAP
MAIN POLICY DIFFERENCES BETWEEN U.S. GAAP AND IFRS
Until December 31, 2006, the Group prepared its consolidated financial statements in accordance with U.S. GAAP. The following sets out, by accounting topic, the main differences between the Group’s U.S. GAAP accounting policies applied at that date and the IFRS accounting policies set out in Note [1].

U.S. GAAP	IFRS

CONSOLIDATION (A)

Three models are used to assess consolidation status: voting rights, variable interest entities (‘VIEs’) and Qualifying Special Purpose Entities (‘QSPEs’).

Voting rights: Ownership of a majority voting interest (of over 50%), directly or indirectly, of voting shares leads to consolidation, unless control does not rest with the majority owners.

VIEs: VIEs are consolidated by the interest holder that is exposed to the majority of the entity’s expected losses or residual returns, that is, the primary beneficiary.

QSPE: A special purpose entity (‘SPE’) that qualifies as a QSPE is not consolidated.
For operating companies, ownership of the majority of voting rights, either directly or indirectly, leads to consolidation. Potential voting rights are considered.

A SPE is consolidated by the Group where it is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group and/or the Group holding the majority of the risks and rewards of the SPE.

There is no concept of a QSPE under IFRS.

LOAN ORIGINATION COSTS (B)

All cost of the loan origination activities, for example, the costs of evaluating a prospective borrower’s financial condition, which are deemed directly attributable to loan origination, using a per unit cost calculation, are deferred regardless of whether they are incremental or not.
Only those costs associated with loan origination activities which are directly attributable and incremental to the origination of a loan are deferred together with the related fees and thus, included in the calculation of the effective yield.

FAIR VALUE OPTION (C)

The fair value option available in U.S. GAAP was never adopted as a U.S. GAAP policy for the Group reporting under U.S. GAAP.	Financial assets and financial liabilities may be designated as at fair value through profit or loss (the fair value option) on initial recognition/on transition to IFRS where;

– a measurement or recognition inconsistency (accounting mismatch) is significantly reduced that would otherwise arise from measuring financial assets or liabilities or recognizing the gains and losses on them on different bases;

– they are managed and their performance is evaluated on a fair value basis with a documented risk management or investment strategy and reported to key management personnel on that basis; or

– they contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Transaction costs in relation to financial assets and financial liabilities designated as at fair value through profit or loss are recognized in the income statement at inception.

The decision to classify financial assets or financial liabilities under the fair value option is irrevocable.

EQUITY METHOD INVESTMENTS (D)

There is specific accounting guidance on limited partnerships and entities of similar nature. A 3-20 % or more interest is required to be accounted for under the equity method of accounting as it is deemed to represent an ‘other than minor influence’.
There is no specific guidance on accounting for limited partnerships and similar entities; significant influence is usually demonstrated by a holding of 20-50 % of voting rights including the consideration of potential voting rights.

U.S. GAAP	IFRS

DEFINITION OF A DERIVATIVE (E)

Derivative contracts must have a notional and a mechanism to settle net or alternatively the derivative or the underlying asset is readily convertible to cash.	Derivative contracts are not required to have a mechanism to settle net to be classified as derivatives under IFRS.

HEDGE ACCOUNTING (P)

Under U.S. GAAP, the entire term of the hedged item must be considered when assessing hedge effectiveness, not only for a portion of the hedged item’s life. Where hedge accounting is achieved under IFRS but not under U.S. GAAP the hedge accounting has been reversed for U.S. GAAP.
IFRS permits more hedging relationships than U.S. GAAP. Under IFRS it is permitted to designate a derivative as hedging for only a portion of the time period to maturity of a hedged item in a fair value hedge.

LOANS HELD FOR SALE RECLASSIFIED TO TRADING (F)

Loans held for sale are held at lower of cost or market value. Loan origination fees and costs are recognized upon disposal of the loan.

Temporary impairment on loans held for sale under U.S. GAAP is taken through the income statement.
There is no ‘loans held for sale’ classification. Loans with the intention to sell or securitize in the near term are classified as trading.

FINANCIAL ASSETS CLASSIFIED AS AVAILABLE FOR SALE (G)

EQUITY INVESTMENTS

Equity securities that do not have a readily determinable fair value and other non-securitized equity interests are classified as other investments and carried at cost, less any other than temporary impairment.
Non-marketable equity investments and other non-securitized equity interests are classified as financial assets available for sale and are accounted for at fair value unless it can not be reliably determined.

AVAILABLE FOR SALE SECURITIES – TREATMENT OF FOREIGN EXCHANGE

Changes in the fair value of available for sale debt securities arising from changes in foreign exchange rates are recorded in accumulated other comprehensive income and transferred to income on disposal of the security.
Changes in the fair value of debt instruments classified as available for sale due to changes in foreign exchange rates are reflected in the income statement.

IMPAIRMENT OF ASSETS AVAILABLE FOR SALE

Impairments on available for sale debt securities cannot be subsequently reversed if they are no longer considered to be impaired.	Impairments on debt instruments classified as available for sale should be reversed if, in a subsequent period, the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

INVESTMENT WITH A SALE RESTRICTION

In general, investments with a sale restriction of more than one year are classified as other investments and carried at cost, less any other than temporary impairment.

When an investment with a sale restriction is held by an entity that is regulated in the U.S. as a broker-dealer then it is carried at fair value with changes through the income statement.
Investments with a restriction on sale are classified as financial assets available for sale with changes through equity.

FINANCIAL ASSET DERECOGNITION (H)

Derecognition of financial assets is primarily based on control.

The relationship between true sale analysis and consolidation generally is that derecognition is considered first and then consolidation.

Special rules apply to accounting for repurchase and reverse repurchase agreements – a collateralization close to 100 % is required to preserve financing accounting.
Derecognition is based on risks and rewards. Control is only considered when substantially all risks and rewards have been neither transferred nor retained.

The consolidated group has to be determined prior to applying the derecognition criteria.

A partial derecognition of transferred financial assets may occur where the Group has a continuing involvement in them.

20-F // ADDITIONAL NOTES

U.S. GAAP	IFRS

REAL ESTATE & LEASING (I)

GAINS ON SALE AND LEASEBACK

Gains arising from a sale and operating leaseback transaction are deferred and amortized over the period of the operating lease.	Gains arising from a sale and operating leaseback transaction are recognized immediately in profit or loss provided that the transaction has been entered into at fair value.

CONTINUING INVOLVEMENT IN SALE AND LEASEBACKS

Any form of continuing involvement precludes sales accounting.	If continuing involvement exists, this needs to be considered when determining the classification of the lease arrangement.

IMPAIRMENT OF INVESTMENT PROPERTIES

The assessment as to whether an investment property is impaired is calculated by assessing the undiscounted expected future cash flows arising from the property.	The assessment of impairment is performed on a net present value basis, applying a discounting factor to the expected future cash flows.

SHARE-BASED COMPENSATION (J)

SHARE AWARDS – ‘EARLY RETIREMENT’

Where plan rules allow staff of a certain age and/or service period to retain their awards on leaving, the expense is fully accelerated at the date the employee becomes eligible for early retirement. Early retirement rules were applied prospectively for awards granted after January 1, 2006.
Early retirement rules (accelerated amortization) are applied to all awards granted after November 7, 2002.

SHARE AWARDS – FORFEITURES

Amortization of the total number of shares expected to vest over the service period (net of expected forfeitures) is required. Forfeitures were no longer accounted for on an actual basis from January 1, 2006.
The rules relating to expected forfeitures apply to all share awards granted after November 7, 2002.

PENSIONS (K)

PENSIONS – ACCUMULATED ACTUARIAL GAINS AND LOSSES

From December 31, 2006, any unrecognized gains/losses at year-end are reported as part of accumulated other comprehensive income (‘OCI’).

The Group used the corridor method whereby actuarial gains and losses exceeding 10 % of the greater of plan assets and plan liabilities are recognized in profit or loss in equal amounts over the remaining service lives of current employees.
On transition the Group recognized all cumulative actuarial gains and losses in shareholders’ equity in accordance with the transitional provisions of IFRS 1.

Since transition, the corridor approach is used for actuarial gains and losses.

PENSIONS – LONG-TERM EMPLOYEE BENEFITS

No specific valuation rules apply.	Long-Term Employee Benefits are required to be valued using actuarial methods.

DERIVATIVES ON DEUTSCHE BANK SHARES (L)

Put and call options indexed to Deutsche Bank shares which are physically settled are classified as derivatives.	Put and call options indexed to Deutsche Bank shares which are physically settled are classified as equity instruments. For the physically settled written put options on Deutsche Bank shares the present value of the redemption amount is recorded as a liability. The liability is accreted over the life of the options to the redemption amount recognizing interest expense in accordance with the effective interest rate method.

U.S. GAAP	IFRS

TAX (O)

DEFERRED TAX ON SHARE-BASED COMPENSATION

If a jurisdiction allows a tax deduction for expenses relating to share-based compensation the permissible amount for the tax deduction might differ from the cumulative remuneration expense recognized in the income statement and/or the deduction might be allowed in a later period (e.g. with delivery of the shares).

The difference between the tax deductible amount of compensation expense and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be recognized only at delivery of the shares to the employees. Benefits are recorded in additional paid-in capital (‘APIC’), and shortfalls are recognized through the income statement.

Any credit to APIC is conditional upon the tax-paying position of the respective entity/tax group.
In addition to the recognition of excess tax benefits/shortfalls in taxes when shares are delivered the difference between the expected future tax deduction for share awards outstanding and the cumulative compensation expense recognized for financial reporting (tax benefit/shortfall) has to be (i) estimated based on the current share price and (ii) recognized at any reporting date.

As IFRS allows for recognition of the expected future tax deduction a credit to APIC would be disallowed only if it is expected that the entity will not be in the position to make use of the excess tax deduction.

Shortfalls can be offset against excess tax benefits recognized in the same accounting period and in prior accounting periods.	Possibilities to offset shortfalls against excess tax benefits are limited.

DEFERRED TAXES AND TAX REVERSAL ON AVAILABLE FOR SALE SECURITIES

The impact of changes in tax rate/tax law are included in net income even if the original deferred taxes have been recognized in equity.	Tax rate/tax law changes are accounted for consistently with the accounting for the transaction itself. Therefore, if the underlying temporary difference and related deferred taxes have been recorded in equity, a change due to tax law/tax rates is recorded in equity as well.

The following tables show reconciliations from U.S. GAAP to IFRS for the income statement for the year ended December 31, 2006, the consolidated balance sheets as of January 1, 2006 and December 31, 2006 and the impacts on shareholders’ equity as of January 1, 2006 and December 31, 2006.
As the consolidated financial statements for the year ending December 31, 2007 were prepared, a number of adjustments relating to the 2006 transition year were identified and applied to the previously unaudited IFRS financial information that was presented in the Group’s Transition Report (which was published on April 19, 2007) and subsequent Interim Reports. These adjustments were limited to the balance sheet and had no effect on net income. These adjustments are indicated below and reflected in the following reconciliation tables. These adjustments should be considered when referring to the Transition Report for interim periods.
–	shareholders’ equity as of the transition date of January 1, 2006 increased by € 91 million;

–
total assets and total liabilities each increased by € 17.5 billion as of January 1, 2006 and by € 12.7 billion as of December 31, 2006, and there were similar effects as of each interim quarter end; and

–	several reclassification adjustments between asset and liability categories were made, all of which did not exceed € 16 billion in any category or period affected.
Both the gross-up of assets and liabilities and the reclassifications between asset and liability categories were driven by the consolidation of certain securitization vehicles.

20-F // ADDITIONAL NOTES
INCOME STATEMENT AND BALANCE SHEET RECONCILIATIONS

U.S. GAAP/IFRS RECONCILIATIONS

Consolidated Statement of Income	U.S. GAAP	Reclassi-	Revaluation
		fication	Consolida-	Loan	Fair value	Equity	Definition	Hedge
			tion	origination	option	method	of a	Accounting
				costs		invest-	derivative
						ments

in € m.			(A)	(B)	(C)	(D)	(E)	(P)
Year ended Dec 31, 2006

Interest revenues	55,217	572	2,203	91	–	3	–	–

Interest expense	48,298	630	2,245	–	–	–	–	–

Net interest income	6,919	(57)	(42)	91	–	3	–	--

Provision for loan losses	330	(330)

Net interest income after provision for loan losses	6,589	(6,589)

Provision for credit losses		268	(3)	–	(1)	–	–	–

Net interest income after provision for credit losses		6,594	(38)	91	1	3	–	--

Commissions and fees from fiduciary activities	3,995	(3,995)

Commissions, broker’s fees, markups on securities underwriting and other securities activities	5,019	(5,019)

Fees for other customer services	2,530	(2,530)

Commissions and fee income		11,123	76	–	–	–	–	–

Trading revenues, net	8,247	(8,247)

Net gains (losses) on financial assets/liabilities at fair value through profit or loss		9,061	53	–	(44)	(11)	61	–

Net gains on securities available for sale	407	(407)

Net gains (losses) on financial assets available for sale	–	582	2	–	–	1	(1)	–

Net income (loss) from equity method investments	512	(53)	(27)	–	–	(19)	–	–

Other revenues	709	(473)	24	32	85	–	6	–

Total noninterest revenues	21,419	41	127	32	41	(29)	66	--

Compensation and benefits	12,649	–	–	154	–	–	–	–

Occupancy expense of premises	1,020	(1,020)

Furniture and equipment	157	(157)

IT costs	1,586	(1,586)

Professional service fees	1,202	(1,202)

Communication and data services	634	(634)

Other expenses	2,412	(2,412)

General and administrative expenses		6,982	57	4	–	–	–	–

Policyholder benefits and claims		67

Impairment of intangible assets	31	–	–	–	–	–	–	–

Restructuring activities	192	–	–	–	–	–	–	–

Total noninterest expenses	19,883	37	57	157	–	–	–	–

Income before income tax expense	8,125	8	32	(34)	42	(26)	66	–

Income tax expense	2,186	–	(10)

Reversal of 1999/2000 credits for tax rate changes	(1)	–	–

Cumulative effect of accounting changes, net of tax	46	–	–	–	–	–	–	–

Net income	5,986	8	41

Net income attributable to minority interest	–	9	–	–	–	–	–	–

Net income attributable to Deutsche Bank’s shareholders	5,986	–	41	(34)	42	(26)	66	–

by accounting topic											IFRS
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

(4)	–	132	–	–	–	–	–	28	32	2,486	58,275

(1)	–	64	(1)	–	–	19	–	–	13	2,339	51,267

(3)	–	68	1	–	–	(19)	–	28	19	146	7,008

–	–	1	–	–	–	–	–	34	–	30	298

(3)	–	68	1	–	–	(19)	–	(5)	19	116	6,710

1	–	(4)	–	–	–	–	–	–	–	72	11,195

(48)	(35)	(65)	–	–	–	(75)	1	(7)	–	(169)	8,892

–	7	–	–	–	–	–	–	–	–	9	591

–	–	–	–	–	–	–	2	3	–	(40)	419

–	(16)	22	(7)	–	–	–	(1)	11	–	153	389

(47)	(45)	(47)	(7)	–	–	(75)	2	8	–	26	21,486

–	–	–	–	(232)	(73)	–	–	–	–	(151)	12,498

–	2	1	11	–	–	–	–	13	–	87	7,069

											67

–	–	–	–	–	–	–	–	–	–	–	31

–	–	–	–	–	–	–	–	–	–	–	192

–	2	1	11	(232)	(73)	–	–	13	–	(63)	19,857

(50)	(46)	20	(17)	232	73	(94)	2	(11)	19	206	8,339

									84	74	2,260

									1	1	–

–	–	–	–	(68)	(8)	–	–	–	30	(46)	–

									(37)	85	6,079

–	–	–	–	–	–	–	–	–	–	–	9

(50)	(46)	20	(17)	163	65	(94)	2	(11)	(37)	84	6,070

20-F // ADDITIONAL NOTES

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassi-	Revaluation
			fication
				Consoli-	Loan	Fair value	Equity	Definition	Hedge
				dation	origina-	option	method	of a	Account-
					tion costs		invest-	derivative	ing
							ments
in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at January 1, 2006

Cash and due from banks	6,571	–	–	297	–	–	–	–	–

Interest-earning deposits with banks	11,963	–	–	160	–	–	–	–	–

Central bank funds sold and securities purchased under resale agreements	130,993	35,240	(149,680)	–	–	–	–	–	–

Securities borrowed	101,125	16,322	(64,083)	–	–	–	–	–	–

Trading assets	448,393		(448,393)

Financial assets at fair value through profit or loss		313,717	689,321	22,996	–	(163)	1	55	–

Securities available for sale	21,675		(21,675)	–	–	–	–	–	–

Financial assets available for sale		7	23,536	9,753	–	–	60	–	–

Other investments	7,382		(7,382)

Equity method investments		–	4,607	(60)	–	–	12	–	–

Loans	151,355	–	(283)	12,579	(266)	–	–	–	–

Premises and equipment	5,079	(97)	(1,798)	44	–	–	–	–	–

Goodwill	7,045		(7,045)

Other intangible assets, net	1,198		(1,198)

Intangible assets		–	8,340	1	–	–	–	–	–

Other assets	99,382	42,676	(29,657)	1,333	(6)	–	–	–	–

Income tax assets		–	5,390	119	–	–	–	–	–

Total assets	992,161	407,865	–	47,222	(272)	(163)	73	55	–

Deposits	380,787	–	(1,089)	(568)	–	–	–	–	–

Central bank funds purchased and securities sold under repurchase agreements	143,524	51,561	(108,386)	–	–	–	–	–	–

Securities loaned	24,581	–	(411)	–	–	–	–	–	–

Trading liabilities	194,347		(194,347)

Financial liabilities at fair value through profit or loss		314,548	317,117	14,994	–	261	–	63	–

Other short-term borrowings	20,549	–	20	23,214	–	–	–	–	–

Other liabilities	81,377	41,756	(10,932)	1,055	(12)	(18)	–	1	–

Provisions		–	2,336	(3)	–	(2)	–	–	–

Income tax liabilities		–	6,893	227	–	–	–	–	–

Long-term debt	113,554	–	(11,118)	3,726	–	–	–	–	(55)

Trust preferred securities	–	–	(706)	4,628	–	–	–	–	–

Obligation to purchase common shares	3,506	–	–	–	–	–	–	–	–

Total liabilities	962,225	407,865	(623)	47,272	(12)	240	–	63	(55)

Common shares, no par value, nominal value of € 2.56	1,420	–	–	–	–	–	–	–	–

Additional paid-in capital	13,793	–	–	–	–	–	–	–	–

Retained earnings	22,628	–	–	(93)	(260)	(285)	12	(8)	55

Common shares in treasury, at cost	(3,368)	–	–	–	–	–	–	–	–

Equity classified as obligation to purchase common shares	(3,506)	–	–	–	–	–	–	–	–

Accumulated other comprehensive income (loss)	(1,031)		1,031

Net gains (losses) not recognized in the income statement, net of tax		–	(1,031)	42	–	(118)	61	–	–

Total shareholders’ equity	29,936	–	–	(51)	(260)	(403)	73	(8)	55

Minority interest	–	–	624	–	–	–	–	–	–

Total equity	29,936	–	624	(51)	(260)	(403)	73	(8)	55

Total liabilities and equity	992,161	407,865	–	47,222	(272)	(163)	73	55	–

by accounting topic											IFRS
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments
(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	–	–	–	–	–	–	–	–	298	6,869

–	–	–	–	–	–	–	–	–	–	160	12,123

–	–	–	–	–	–	–	–	–	–	–	16,553

–	–	–	–	–	–	–	–	–	–	–	53,364

44	–	1,907	–	–	–	(357)	–	15	–	24,497	1,027,535

–	–	–	–	–	–	–	–	–	–	–	–

–	263	(564)	–	–	–	–	–	1	–	9,513	33,055

–	–	–	–	–	–	–	–	(5)	–	(53)	4,554

–	(2)	2,094	–	–	–	–	–	(1)	(67)	14,338	165,411

–	–	–	–	–	–	–	–	1	–	44	3,228

–	–	–	–	–	–	–	–	–	–	1	8,341

–	–	(595)	(74)	–	(909)	–	–	–	–	(253)	112,148

–	–	–	–	–	–	–	–	–	741	860	6,250

44	261	2,842	(74)	–	(909)	(357)	–	11	674	49,405	1,449,431

–	–	4,849	–	–	–	–	–	–	–	4,281	383,979

–	–	–	–	–	–	–	–	–	–	–	86,699

–	–	(161)	–	–	–	–	–	–	–	(160)	24,010

–	–	(407)	–	–	–	(220)	–	–	–	14,688	646,353

–	–	(106)	–	–	–	–	–	–	–	23,108	43,677

(3)	–	204	(136)	50	133	–	–	6	–	1,281	113,482

–	2	–	–	–	–	–	–	–	–	(3)	2,333

–	–	–	–	–	–	–	(36)	–	(460)	(269)	6,624

–	–	(1,499)	–	–	–	(1)	–	–	–	2,171	104,606

–	–	–	–	–	–	–	–	–	–	4,627	3,921

–	–	–	–	–	–	943	–	–	–	943	4,449

(3)	2	2,880	(136)	50	133	722	(36)	6	(460)	50,667	1,420,133

–	–	–	–	–	–	–	–	–	–	–	1,420

–	–	–	–	493	–	(94)	–	–	272	671	14,464

47	(2)	(39)	62	(543)	(1,056)	(41)	(1,344)	6	(1,281)	(4,772)	17,856

–	–	–	–	–	–	–	–	–	–	–	(3,368)

–	–	–	–	–	–	(943)	–	–	–	(943)	(4,449)

–	261	–	–	–	14	–	1,380	(1)	2,143	3,782	2,751

47	259	(39)	62	(50)	(1,042)	(1,078)	36	5	1,133	(1,262)	28,674

–	–	–	–	–	–	–	–	–	–	–	624

47	259	(39)	62	(50)	(1,042)	(1,078)	36	5	1,133	(1,262)	29,298

44	261	2,842	(74)	–	(909)	(357)	–	11	674	49,405	1,449,431

20-F // ADDITIONAL NOTES

Consolidated Balance Sheet	U.S. GAAP	Gross up	Reclassi-
			fication	Revaluation

				Consoli-	Loan	Fair value	Equity	Definition	Hedge
				dation	origina-	option	method	of a	Account-
					tion costs		invest-	derivative	ing
							ments

in € m.				(A)	(B)	(C)	(D)	(E)	(P)
Balance at Dec 31, 2006

Cash and due from banks	7,009	(4)	–	3	–	–	–	–	–

Interest-earning deposits with banks	19,470	–	–	(279)	–	–	–	–	–

Central bank funds sold and securities purchased under resale agreements	138,763	34,342	(159,532)	–	–	–	–	–	–

Securities borrowed	108,266	16,897	(62,220)	–	–	–	–	–	–

Trading assets	516,839		(516,839)

Financial assets at fair value through profit or loss		300,752	778,513	25,590	–	(113)	(10)	89	–

Securities available for sale	22,054		(22,054)	–	–	–	–	–	–

Financial assets available for sale		–	28,263	9,355	–	–	89	–	–

Other investments	5,357		(5,357)

Equity method investments		–	2,627	(85)	–	–	(1)	–	–

Loans	168,134	–	(7,383)	16,786	(292)	–	–	–	–

Premises and equipment	4,149	(67)	(886)	45	–	–	–	–	–

Goodwill	7,144		(7,144)

Other intangible assets, net	1,267		(1,267)

Intangible assets		50	8,561	1	–	–	–	–	–

Other assets	127,778	53,499	(41,033)	536	(10)	–	–	5	–

Income tax assets		–	5,751	83	–	–	–	–	–

Total assets	1,126,230	405,468	–	52,035	(301)	(113)	78	94	–

Deposits	408,782	–	(1,252)	(898)	–	–	–	–	–

Central bank funds purchased and securities sold under repurchase agreements	187,129	51,239	(136,167)	–	–	–	–	–	–

Securities loaned	23,240	–	(669)	–	–	–	–	–	–

Trading liabilities	218,854		(218,854)

Financial liabilities at fair value through profit or loss		300,834	382,803	12,397	–	139	–	34	–

Other short-term borrowings	19,793	–	172	28,566	–	–	–	–	–

Other liabilities	99,672	53,395	(9,888)	626	(6)	2	–	–	–

Provisions		–	1,768	(1)	–	(3)	–	–	–

Income tax liabilities		–	6,646	158	–	–	–	–	–

Long-term debt	132,495	–	(24,972)	6,114	–	–	–	–	(55)

Trust preferred securities	–	–	(304)	5,075	–	–	–	–	–

Obligation to purchase common shares	3,457	–	–	–	–	–	–	–	–

Total liabilities	1,093,422	405,468	(717)	52,038	(6)	138	–	34	(55)

Common shares, no par value, nominal value of € 2.56	1,343	–	–	–	–	–	–	–	–

Additional paid-in capital	14,424	–	–	–	–	–	–	–	–

Retained earnings	25,069	–	–	(86)	(295)	(250)	(14)	61	55

Common shares in treasury, at cost	(2,378)	–	–	–	–	–	–	–	–

Equity classified as obligation to purchase common shares	(3,457)	–	–	–	–	–	–	–	–

Accumulated other comprehensive income (loss)	(2,193)		2,193

Net gains (losses) not recognized in the income statement, net of tax		–	(2,193)	84	–	(1)	92	–	–

Total shareholders’ equity	32,808	–	–	(2)	(295)	(251)	78	61	55

Minority interest	–	–	717	–	–	–	–	–	–

Total equity	32,808	–	717	(2)	(295)	(251)	78	61	55

Total liabilities and equity	1,126,230	405,468	–	52,035	(301)	(113)	78	94	–

by accounting topic											IFRS
Loans	Financial	Financial	Real	Share-	Pensions	Deriva-	Currency	Other	Tax	Total
held for	assets	asset	estate &	based		tives on	transla-			revalu-
sale re-	available	derecogni-	leasing	compen-		Deutsche	tion			ation
classified	for sale	tion		sation		Bank	adjust-
to trading						shares	ments

(F)	(G)	(H)	(I)	(J)	(K)	(L)	(M)	(N)	(O)

–	–	–	–	–	–	–	–	–	–	3	7,008

–	–	–	–	–	–	–	–	7	–	(271)	19,199

–	–	692	–	–	–	–	–	–	–	692	14,265

–	–	–	–	–	–	–	–	–	–	–	62,943

(2)	–	52	–	–	–	(225)	–	3	–	25,385	1,104,650

–	–	–	–	–	–	–	–	–	–	–	–

–	331	–	–	–	–	–	–	–	–	9,775	38,037

–	–	–	–	–	–	–	–	–	–	(86)	2,541

(3)	(1)	1,342	–	–	–	–	–	(10)	(50)	17,773	178,524

–	–	–	–	–	–	–	–	–	–	45	3,241

–	–	–	–	–	–	–	–	–	–	1	8,612

(10)	–	(1,582)	(80)	–	(82)	–	–	–	–	(1,224)	139,021

–	–	–	–	–	–	–	–	–	618	701	6,452

(14)	330	504	(80)	–	(82)	(225)	–	–	568	52,795	1,584,493

–	–	5,283	–	–	–	–	–	–	–	4,386	411,916

–	–	–	–	–	–	–	–	–	–	(1)	102,200

–	–	(1,396)	–	–	–	–	–	–	–	(1,397)	21,174

–	–	(1,379)	–	–	–	(209)	–	–	–	10,981	694,619

–	–	(98)	–	–	–	–	–	–	–	28,468	48,433

(9)	–	335	(125)	36	86	–	–	6	1	951	144,129

–	3	–	–	–	–	–	–	–	–	–	1,768

–	–	–	–	–	–	–	(36)	–	(450)	(328)	6,318

–	–	(2,220)	–	–	–	–	–	–	–	3,841	111,363

–	–	–	–	–	–	–	–	–	–	5,075	4,771

–	–	–	–	–	–	870	–	–	–	870	4,327

(9)	3	525	(125)	36	86	660	(36)	6	(449)	52,846	1,551,018

–	–	–	–	–	–	–	–	–	–	–	1,343

–	–	–	–	344	–	(4)	–	–	482	822	15,246

(3)	(56)	(20)	45	(380)	(966)	(32)	(1,328)	(5)	(1,343)	(4,618)	20,451

–	–	–	–	–	–	–	–	–	–	–	(2,378)

–	–	–	–	–	–	(850)	–	–	–	(850)	(4,307)

(3)	383	–	–	–	798	–	1,364	(1)	1,878	4,595	2,403

(6)	327	(20)	45	(36)	(168)	(886)	36	(6)	1,017	(51)	32,758

–	–	–	–	–	–	–	–	–	–	–	717

(6)	327	(20)	45	(36)	(168)	(886)	36	(6)	1,017	(51)	33,475

(14)	330	504	(80)	–	(82)	(225)	–	–	568	52,795	1,584,493

SUPPLEMENTAL FINANCIAL INFORMATION (Unaudited)

INDUSTRY GUIDE 3 INFORMATION
Except where indicated otherwise, amounts for 2007 and 2006 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts prior to 2006 are prepared under U.S. GAAP.
FINANCIAL CONDITION
The following table presents the Group’s average balance sheet and net interest income for the periods specified. The average balances are calculated in general based upon month-end balances. The allocations of the assets and liabilities between German and Non-German offices are based on the location of the Group’s entity on the books of which it carries the asset or liability. Categories of loans include nonaccrual loans.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

Average balance sheet and net interest income	2007			2006
	Average	Interest	Average	Average	Interest	Average
in € m. (except percentages)	balance		yield/rate	balance		yield/rate
Assets:

Interest-earning deposits with banks:
In German offices	8,816	417	4.73%	7,546	251	3.33%
In Non-German offices	15,662	967	6.18%	15,881	1,107	6.97%

Total interest-earning deposits with banks	24,478	1,384	5.66%	23,427	1,358	5.80%

Central bank funds sold and securities purchased under resale agreements:
In German offices	2,111	139	6.59%	3,159	85	2.68%
In Non-German offices	11,475	951	8.29%	13,151	1,160	8.82%

Total central bank funds sold and securities purchased under resale agreements	13,586	1,090	8.02%	16,310	1,245	7.63%

Securities borrowed:
In German offices	2,897	60	2.08%	1,335	39	2.90%
In Non-German offices	69,403	3,724	5.36%	67,296	3,512	5.22%

Total securities borrowed	72,300	3,784	5.23%	68,631	3,551	5.17%

Financial assets at fair value through profit or loss:
In German offices	69,165	3,176	4.59%	68,212	2,615	3.83%
In Non-German offices	756,215	42,775	5.66%	634,724	36,580	5.76%

Total financial assets at fair value through profit or loss	825,380	45,951	5.57%	702,936	39,195	5.58%

Financial assets available for sale:
In German offices	14,818	420	2.84%	12,962	276	2.13%
In Non-German offices	25,974	1,376	5.30%	23,982	1,288	5.37%

Total financial assets available for sale	40,792	1,796	4.40%	36,944	1,564	4.23%

Loans:
In German offices	89,439	5,016	5.61%	83,372	4,260	5.11%
In Non-German offices	102,196	5,885	5.76%	96,569	5,084	5.27%

Total loans	191,635	10,901	5.69%	179,941	9,344	5.19%

Total other interest-earning assets	58,020	2,800	4.83%	43,428	2,018	4.65%

Total interest-earning assets	1,226,191	67,706	5.52%	1,071,617	58,275	5.44%

Cash and due from banks	8,054			6,822

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	187,910			167,259
In Non-German offices	286,068			225,917

All other assets	176,908			162,720

Allowance for credit losses	(1,669)			(1,710)

Total assets	1,883,462			1,632,625

% of assets attributable to Non-German offices	78%			77%

Average balance sheet and net interest income	2007			2006
	Average	Interest	Average	Average	Interest	Average
in € m. (except percentages)	balance		yield/rate	balance		yield/rate
Liabilities and equity:

Interest-bearing deposits:

In German offices:
Time deposits	43,681	1,850	4.23%	39,514	1,426	3.61%
Savings deposits	33,736	1,048	3.11%	24,697	543	2.20%
Demand deposits	36,475	1,120	3.07%	28,588	674	2.36%

Total in German offices	113,892	4,018	3.53%	92,799	2,643	2.85%

In Non-German offices:
Time deposits	200,951	9,337	4.65%	181,437	8,306	4.58%
Savings deposits	7,730	193	2.50%	8,577	177	2.06%
Demand deposits	86,029	3,823	4.44%	76,076	2,899	3.81%

Total in Non-German offices	294,710	13,353	4.53%	266,090	11,382	4.28%

Total interest-bearing deposits	408,602	17,371	4.25%	358,889	14,025	3.91%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	18,586	722	3.88%	20,379	523	2.56%
In Non-German offices	120,768	6,147	5.09%	94,561	5,265	5.57%

Total central bank funds purchased and securities sold under repurchase agreements	139,354	6,869	4.93%	114,940	5,788	5.04%

Securities loaned:
In German offices	131	6	4.60%	310	2	0.76%
In Non-German offices	16,903	990	5.86%	14,932	796	5.33%

Total securities loaned	17,034	996	5.85%	15,242	798	5.24%

Financial liabilities at fair value through profit or loss:
In German offices	35,991	1,422	3.95%	34,064	1,387	4.07%
In Non-German offices	325,784	22,598	6.94%	277,903	21,244	7.64%

Total financial liabilities at fair value through profit or loss	361,775	24,020	6.64%	311,967	22,631	7.25%

Other short-term borrowings:
In German offices	2,057	109	5.30%	1,701	88	5.18%
In Non-German offices	48,971	2,556	5.22%	47,661	2,620	5.50%

Total other short-term borrowings	51,028	2,665	5.22%	49,362	2,708	5.49%

Long-term debt and trust preferred securities:
In German offices	53,090	2,401	4.52%	47,713	1,764	3.70%
In Non-German offices	74,393	2,850	3.83%	69,153	2,034	2.94%

Total long-term debt and trust preferred securities	127,483	5,251	4.12%	116,866	3,798	3.25%

Total other interest-bearing liabilities	44,775	1,685	3.76%	37,867	1,519	4.01%

Total interest-bearing liabilities	1,150,051	58,857	5.12%	1,005,133	51,267	5.10%

Noninterest-bearing deposits:
In German offices	24,088			21,834
In Non-German offices	7,234			6,892

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	185,398			167,566
In Non-German offices	303,022			238,803

All other noninterest-bearing liabilities	176,985			162,118

Shareholders’ equity	35,888			29,751

Minority interest	796			528

Total equity	36,684			30,279

Total liabilities and equity	1,883,462			1,632,625

% of liabilities attributable to Non-German offices	73%			72%

Rate spread	0.40%			0.34%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	0.47%			0.74%
In Non-German offices	0.93%			0.81%

Total	0.72%			0.65%

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
Amounts for 2006 in the following table are presented on a U.S. GAAP basis to provide a more meaningful comparison to the 2005 U.S. GAAP figures. Results of this comparison are presented on page S-7.

Average balance sheet and net interest revenues	2006			2005
	Average	Interest	Average	Average	Interest	Average
in € m. (except percentages)	balance		yield/rate	balance		yield/rate
Assets:

Interest-earning deposits with banks:
In German offices	7,449	249	3.34%	4,686	141	3.01%
In Non-German offices	15,909	1,114	7.01%	16,920	846	5.00%

Total interest-earning deposits with banks	23,358	1,363	5.84%	21,606	987	4.57%

Central bank funds sold and securities purchased under resale agreements:
In German offices	13,808	428	3.10%	20,762	462	2.23%
In Non-German offices	143,091	10,921	7.63%	142,760	9,422	6.60%

Total central bank funds sold and securities purchased under resale agreements	156,899	11,349	7.23%	163,522	9,884	6.04%

Securities borrowed:
In German offices	1,335	39	2.90%	399	7	1.68%
In Non-German offices	126,489	6,849	5.42%	108,018	4,435	4.11%

Total securities borrowed	127,824	6,888	5.39%	108,417	4,442	4.10%

Trading assets:
In German offices	56,217	2,265	4.03%	54,512	2,065	3.79%
In Non-German offices	345,508	20,519	5.94%	291,644	14,983	5.14%

Total trading assets	401,725	22,784	5.67%	346,156	17,048	4.93%

Securities available for sale and other investments:
In German offices	10,385	265	2.55%	13,402	353	2.63%
In Non-German offices	18,571	728	3.92%	19,148	513	2.68%

Total securities available for sale and other investments	28,956	993	3.43%	32,550	866	2.66%

Loans:
In German offices	83,771	4,162	4.97%	82,256	3,897	4.74%
In Non-German offices	83,670	4,439	5.30%	63,893	3,012	4.71%

Total loans	167,441	8,601	5.14%	146,149	6,909	4.73%

Total other interest-earning assets	72,646	3,239	4.46%	48,350	1,572	3.25%

Total interest-earning assets	978,849	55,217	5.64%	866,750	41,708	4.81%

Cash and due from banks	6,749			7,853

Noninterest-earning trading assets:
In German offices	30,494			31,181
In Non-German offices	49,031			41,653

All other assets	56,435			54,100

Allowance for loan losses	(1,810)			(2,199)

Total assets	1,119,748			999,338

% of assets attributable to Non-German offices	81%			78%

Average balance sheet and net interest revenues	2006			2005
	Average	Interest	Average	Average	Interest	Average
in € m. (except percentages)	balance		yield/rate	balance		yield/rate
Liabilities and shareholders’ equity:

Interest-bearing deposits:

In German offices:
Time deposits	39,810	1,431	3.59%	34,823	983	2.82%
Savings deposits	24,697	543	2.20%	23,674	463	1.96%
Demand deposits	28,633	675	2.36%	32,917	548	1.67%

Total in German offices	93,140	2,649	2.84%	91,414	1,994	2.18%

In Non-German offices:
Time deposits	217,795	9,674	4.44%	189,605	6,665	3.52%
Savings deposits	8,577	177	2.06%	7,259	138	1.90%
Demand deposits	74,710	2,903	3.89%	72,330	1,465	2.03%

Total in Non-German offices	301,082	12,754	4.24%	269,194	8,268	3.07%

Total interest-bearing deposits	394,222	15,403	3.91%	360,608	10,262	2.85%

Trading liabilities:
In German offices	26,739	1,175	4.39%	27,133	1,147	4.23%
In Non-German offices	99,592	8,953	8.99%	84,646	7,032	8.31%

Total trading liabilities	126,331	10,128	8.02%	111,779	8,179	7.32%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	26,086	734	2.81%	17,522	394	2.25%
In Non-German offices	197,813	15,572	7.87%	156,014	11,391	7.30%

Total central bank funds purchased and securities sold under repurchase agreements	223,899	16,306	7.28%	173,536	11,785	6.79%

Securities loaned:
In German offices	613	2	0.38%	1,073	2	0.20%
In Non-German offices	15,712	796	5.07%	18,536	927	5.00%

Total securities loaned	16,325	798	4.89%	19,609	929	4.74%

Other short-term borrowings:
In German offices	1,661	89	5.37%	1,034	25	2.44%
In Non-German offices	21,461	1,040	4.85%	24,654	998	4.05%

Total other short-term borrowings	23,122	1,129	4.88%	25,688	1,023	3.98%

Long-term debt:
In German offices	49,911	1,922	3.85%	48,098	1,647	3.42%
In Non-German offices	75,625	2,612	3.45%	70,003	1,882	2.69%

Total long-term debt	125,536	4,534	3.61%	118,101	3,529	2.99%

Total interest-bearing liabilities	909,435	48,298	5.31%	809,321	35,707	4.41%

Noninterest-bearing deposits:
In German offices	21,865			20,943
In Non-German offices	6,893			7,538

Noninterest-bearing trading liabilities:
In German offices	30,857			29,348
In Non-German offices	62,287			46,178

All other noninterest-bearing liabilities	57,646			57,809

Shareholders’ equity	30,765			28,201

Total liabilities and shareholders’ equity	1,119,748			999,338

% of liabilities attributable to Non-German offices	76%			74%

Rate spread	0.33%			0.40%

Net interest margin (Net interest revenues to total interest-earning assets):
In German offices	0.61%			0.99%
In Non-German offices	0.73%			0.62%

Total	0.71%			0.69%

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
The following table sets forth changes in net interest income on assets and liabilities between the periods specified. It also indicates, for each category of assets and liabilities, how much of the change in net interest income arose from changes in the volume of the category of assets or liabilities and how much arose from changes in the interest rate applicable to the category. Changes due to a combination of volume and rate are allocated proportionally. Changes in net interest revenues on assets and liabilities between 2006 and 2005 are presented on a U.S. GAAP basis.

	2007 over 2006 due to changes in:
in € m.	Net Change	Volume	Rate
Interest and similar income:

Interest-earning deposits with bank:
German offices	166	47	119
Non-German offices	(140)	(15)	(125)

Total interest-earning deposits with banks	26	32	(6)

Central bank funds sold and securities purchased under resale agreements:
German offices	54	(36)	90
Non-German offices	(209)	(142)	(67)

Total central bank funds sold and securities purchase under resale agreements	(155)	(178)	23

Securities borrowed:
German offices	21	35	(14)
Non-German offices	212	112	100

Total securities borrowed	233	147	86

Financial assets at fair value through profit or loss:
German offices	561	37	524
Non-German offices	6,195	6,884	(689)

Total financial assets fair value through profit or loss	6,756	6,921	(165)

Financial assets available for sale:
German offices	144	43	101
Non-German offices	88	106	(18)

Total financial assets available for sale	232	149	83

Loans:
German offices	756	323	433
Non-German offices	801	308	493

Total loans	1,557	631	926

Other interest-earning assets	782	656	126

Total interest and similar income	9,431	8,358	1,073

Interest expense:

Interest bearing deposits:
German offices	1,375	671	704
Non-German offices	1,971	1,271	700

Total interest bearing deposits	3,346	1,942	1,404

Central bank funds purchased and securities sold under repurchase agreements:
German offices	199	(49)	248
Non-German offices	882	1,364	(482)

Total central bank funds purchased and securities sold under repurchase agreements:	1,081	1,315	(234)

Securities loaned:
German offices	4	(2)	6
Non-German offices	194	111	83

Total securities loaned	198	109	89

Financial liabilities at fair value through profit or loss:
German offices	35	77	(42)
Non-German offices	1,354	3,440	(2,086)

Total financial liabilities at fair value through profit or loss	1,389	3,517	(2,128)

Other short-term borrowings:
German offices	21	18	3
Non-German offices	(64)	72	(136)

Total other short-term borrowings	(43)	90	(133)

Long-term debt and trust preferred securities:
German offices	637	214	423
Non-German offices	816	163	653

Total long-term debt and trust preferred securities	1,453	377	1,076

Other interest-bearing liabilities	166	256	(90)

Total interest expense	7,590	7,606	(16)

Net change in net interest income	1,841	752	1,089

	2006 over 2005 due to changes in:
in € m.	Net change	Volume	Rate
Interest revenues:

Interest-earning deposits with banks:
German offices	108	91	17
Non-German offices	268	(53)	321

Total interest-earning deposits with banks	376	38	338

Central bank funds sold and securities purchased under resale agreements:
German offices	(34)	(183)	149
Non-German offices	1,499	22	1,477

Total central bank funds sold and securities purchased under resale agreements	1,465	(161)	1,626

Securities borrowed:
German offices	32	24	8
Non-German offices	2,414	843	1,571

Total securities borrowed	2,446	867	1,579

Trading assets:
German offices	200	66	134
Non-German offices	5,536	3,001	2,535

Total trading assets	5,736	3,067	2,669

Securities available for sale and other investments:
German offices	(88)	(77)	(11)
Non-German offices	215	(16)	231

Total securities available for sale and other investments	127	(93)	220

Loans:
German offices	265	73	192
Non-German offices	1,427	1,015	412

Total loans	1,692	1,088	604

Other	1,667	926	741

Total interest revenues	13,509	5,732	7,777

Interest expense:

Interest-bearing deposits:
German offices	655	38	617
Non-German offices	4,486	1,068	3,418

Total interest-bearing deposits	5,141	1,106	4,035

Trading liabilities:
German offices	28	(17)	45
Non-German offices	1,921	1,311	610

Total trading liabilities	1,949	1,294	655

Central bank funds purchased and securities sold under repurchase agreements:
German offices	340	224	116
Non-German offices	4,181	3,236	945

Total central bank funds purchased and securities sold under repurchase agreements	4,521	3,460	1,061

Securities loaned:
German offices	–	(1)	1
Non-German offices	(131)	(143)	12

Total securities loaned	(131)	(144)	13

Other short-term borrowings:
German offices	64	21	43
Non-German offices	42	(136)	178

Total other short-term borrowings	106	(115)	221

Long-term debt:
German offices	275	64	211
Non-German offices	730	161	569

Total long-term debt	1,005	225	780

Total interest expense	12,591	5,826	6,765

Net change in net interest revenues	918	(94)	1,012

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
INVESTMENT PORTFOLIO (SECURITIES AVAILABLE FOR SALE)
The fair values of the Group’s investment portfolio as of December 31, 2007, 2006 and 2005 were as follows.

in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Debt securities:
German government	2,466	2,879	3,251
U.S. Treasury and U.S. government agencies	1,349	1,348	1,721
U.S. local (municipal) governments	273	1	1
Other foreign governments	3,347	3,247	3,024
Corporates	7,753	7,217	7,127
Other asset-backed securities	6,847	6,633	2
Mortgage backed securities, including obligations of U.S. federal agencies	3,753	4,182	97
Other debt securities	4,631	1,065	1,073

Total debt securities	30,419	26,572	16,296

Equity securities:
Equity shares	7,934	7,294	4,976
Investment certificates and mutual funds	306	519	403

Total equity securities	8,240	7,813	5,379

Total	38,659	34,385	21,675

As of December 31, 2007 there were no securities of an individual issuer that exceeded 10 % of the Group’s total shareholders’ equity.
The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2007:

	Up to one year		More than one year		More than five years		More than ten years			Total
			and up to five years		and up to ten years
in € m	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	34	3.29%	26	4.32%	88	4.50%	2,318	3.52%	2,466	3.56%

U.S. Treasury and U.S. government agencies	1,349	4.50%	–	–	–	–	–	–	1,349	4.50%

U.S. local (municipal) governments	1	6.98%	–	–	–	–	272	3.78%	273	3.79%

Other foreign governments	1,194	2.56%	355	5.55%	261	4.86%	1,537	2.98%	3,347	3.25%

Corporates	1,025	5.04%	1,317	4.70%	1,844	5.28%	3,567	5.57%	7,753	5.29%

Other asset-backed securities	–	–	–	–	–	–	6,847	5.62%	6,847	5.62%

Mortgage-backed securities. including obligations of U.S. federal agencies	4	5.18%	559	3.83%	59	4.65%	3,131	5.16%	3,753	4.96%

Other debt securities	129	3.85%	4,327	5.76%	30	3.98%	145	3.61%	4,631	5.63%

Total fair value	3,736	3.99%	6,584	5.29%	2,282	5.07%	17,817	5.12%	30,419	5.02%

Total amortized cost	3,730		6,503		2,237		18,255		30,724

LOANS OUTSTANDING
The following table shows the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
German:
Banks and insurance	792	1,160	1,769	2,047	3,861
Manufacturing	7,057	6,516	6,620	7,364	8,668
Households	46,490	44,902	43,196	40,936	39,606
Public sector	3,046	1,812	1,462	1,474	1,388
Wholesale and retail trade	3,227	3,013	3,394	3,742	5,133
Commercial real estate activities	10,200	10,071	10,625	11,100	11,629
Lease financing	1,548	1,017	1,001	820	855
Other	12,719	14,239	11,508	11,586	12,736

Total German	85,079	82,730	79,575	79,069	83,876

Non-German:
Banks and insurance	12,057	11,204	5,907	5,740	6,660
Manufacturing	9,010	7,211	9,083	5,906	7,487
Households	24,373	24,681	19,261	16,140	15,331
Public sector	2,040	2,341	1,167	1,804	921
Wholesale and retail trade	5,689	7,501	8,683	6,546	6,691
Commercial real estate activities	6,276	3,971	2,634	3,004	1,977
Lease financing	1,796	2,273	1,810	1,726	3,138
Other	54,368	38,406	25,143	18,830	22,327

Total Non-German	115,610	97,587	73,688	59,696	64,532

Gross loans	200,689	180,318	153,263	138,765	148,408

(Deferred expenses)/unearned income	92	124	(20)	76	181

Loans less (deferred expense)/unearned income	200,597	180,194	153,283	138,689	148,227

The “Other” category included no single industry group with aggregate borrowings from the Group in excess of 10 % of the total loan portfolio as of December 31, 2007.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
LOAN MATURITIES AND SENSITIVITY TO CHANGES IN INTEREST RATES
The following table provides an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2007.

	Within	After one but	After	Total
Dec 31, 2007	one year	within five	five years
in € m.		years
German:
Banks and insurance	457	110	226	792
Manufacturing	4,301	2,084	672	7,057
Households (excluding mortgages)	3,312	4,447	4,570	12,329
Households – mortgages	2,416	7,074	24,671	34,161
Public sector	2,589	184	273	3,046
Wholesale and retail trade	2,398	522	308	3,227
Commercial real estate activities	2,102	2,537	5,561	10,200
Other	5,291	4,282	3,146	12,719

Total German	22,864	21,240	39,427	83,531

Non-German:
Banks and insurance	9,755	2,099	202	12,057
Manufacturing	6,042	2,352	616	9,010
Households (excluding mortgages)	3,883	6,363	2,749	12,994
Households – mortgages	232	338	10,808	11,379
Public sector	1,301	242	496	2,040
Wholesale and retail trade	4,055	1,384	249	5,689
Commercial real estate activities	2,702	2,216	1,358	6,276
Other	23,532	11,671	19,164	54,367

Total Non-German	51,503	26,667	35,643	113,813

Gross loans	74,367	47,907	75,070	197,344

(Deferred expenses)/unearned income	40	44	7	90

Loans less (deferred expense)/unearned income	74,327	47,863	75,064	197,254

The following table shows a breakdown of the volumes of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2007, that had residual maturities of more than one year from that date that had fixed interest rates and that had floating or adjustable interest rates.

	After one but	After	Total
Dec 31, 2007	within five	five years
in € m.	years
Fixed rate loans	31,715	54,234	85,949

Floating or adjustable rate loans	16,148	20,830	36,978

Total	47,863	75,064	122,927

PROBLEM LOANS
The Group’s problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in this disclosure. The following table illustrates total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

in € m.	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
Nonaccrual loans:
German	1,913	2,167	2,771	3,146	3,448
Non-German	918	753	779	1,353	2,594

Total nonaccrual loans	2,831	2,920	3,550	4,499	6,042

Loans 90 days or more past due and still accruing:
German	199	183	198	236	335
Non-German	21	2	4	11	45

Total loans 90 days or more past due and still accruing	220	185	202	247	380

Troubled debt restructurings:
German	49	85	48	71	20
Non-German	44	24	71	18	181

Total troubled debt restructurings	93	109	119	89	201

Additionally, as of December 31, 2007, the Group had € 7 million loans available for sale as well as € 1 million of lease financing transactions that were nonperforming. These amounts are not included in the Group’s total problem loans.
The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2007 if those loans had been current in accordance with their original terms and had been outstanding throughout 2007 or since their origination, if the Group only held them for part of 2007. It also shows the amount of interest income on those loans that was included in net income for 2007. The reduction of interest revenue the Group experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2007
German loans:
Gross amount of interest that would have been recorded at original rate	101
Less interest, net of reversals, recognized in interest revenue	44

Reduction of interest revenue	57

Non-German loans:
Gross amount of interest that would have been recorded at original rate	37
Less interest, net of reversals, recognized in interest revenue	13

Reduction of interest revenue	24

Total reduction of interest revenue	81

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
FOREIGN OUTSTANDINGS
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2007, 2006 and 2005. As of December 31, 2007, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2007	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	21,415	11,475	191,257	16,015	236,631	476,793	23.51%

Great Britain	7,926	10,952	12,250	2,236	105,759	139,123	6.86%

France	7,874	7,202	38,021	4,770	–	57,867	2.85%

Italy	8,208	7,770	24,086	478	5,234	45,776	2.26%

Luxembourg	5,605	2,091	26,419	1,979	–	36,094	1.78%

Spain	7,316	4,344	12,016	1,165	4,278	29,119	1.44%

Japan	1,912	4,377	21,505	251	–	28,045	1.38%

Netherlands	4,799	2,714	15,712	4,819	–	28,044	1.38%

Cayman Islands	217	321	21,949	1,042	–	23,529	1.16%

Switzerland	1,818	903	11,071	2,024	2,635	18,451	0.91%

Russia	7,484	758	7,026	297	–	15,565	0.77%

1	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2006	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	17,406	8,443	155,814	19,757	125,796	327,216	20.65%

France	5,302	7,849	30,686	6,414	–	50,251	3.17%

Italy	7,699	14,316	20,910	814	2,933	46,672	2.95%

Netherlands	3,565	3,344	15,465	4,558	–	26,932	1.70%

Spain	4,719	6,335	10,709	1,138	3,360	26,261	1.66%

Luxembourg	7,342	1,556	13,567	2,522	–	24,987	1.58%

Great Britain	6,422	5,288	11,085	1,547	–	24,342	1.54%

Japan	2,154	4,411	17,067	56	–	23,688	1.49%

Ireland	2,008	1,717	5,827	9,501	5	19,058	1.20%

Switzerland	1,510	610	8,293	1,506	1,243	13,162	0.83%

1	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2005	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	11,633	11,235	137,498	13,828	129,747	303,941	30.63%

Italy	5,703	15,530	21,353	1,027	3,374	46,987	4.74%

France	2,836	8,611	21,105	4,469	–	37,021	3.73%

Japan	1,888	10,467	10,776	85	1,726	24,942	2.51%

Netherlands	3,479	4,261	11,652	4,307	–	23,699	2.39%

Spain	2,571	4,251	9,520	1,108	2,130	19,580	1.97%

Great Britain	2,936	3,185	8,608	1,701	–	16,430	1.66%

Luxembourg	4,938	2,514	6,382	2,333	–	16,167	1.63%

Cayman Islands	253	207	9,755	481	–	10,696	1.08%

Ireland	1,194	1,158	4,690	1,180	2	8,224	0.83%

Belgium	1,923	1,398	4,243	424	–	7,988	0.81%

Switzerland	776	402	5,234	1,434	–	7,846	0.79%

Canada	240	2,050	4,392	945	–	7,627	0.77%

1	Other includes commercial and industrial, insurance and other loans.

ALLOWANCE FOR LOAN LOSSES
The following table sets forth a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m. (except percentages)	2007	2006	2005	2004	2003
Balance, beginning of year	1,670	1,832	2,345	3,281	4,317

Charge-offs:

German:
Banks and insurance	(1)	(2)	(1)	(3)	(3)
Manufacturing	(58)	(78)	(61)	(80)	(57)
Households (excluding mortgages)	(287)	(244)	(216)	(185)	(169)
Households – mortgages	(26)	(35)	(36)	(39)	(30)
Public sector	–	–	–	–	–
Wholesale and retail trade	(28)	(40)	(54)	(78)	(41)
Commercial real estate activities	(41)	(96)	(112)	(106)	(59)
Lease financing	–	–	(3)	–	–
Other	(76)	(102)	(162)	(231)	(217)
German total	(518)	(596)	(645)	(722)	(576)

Non-German:
Excluding lease financing	(232)	(135)	(373)	(672)	(1,318)
Lease financing only	(2)	(1)	–	–	–
Non-German total	(234)	(136)	(373)	(672)	(1,318)

Total charge-offs	(752)	(732)	(1,018)	(1,394)	(1,894)

Recoveries:

German:
Banks and insurance	1	1	1	1	–
Manufacturing	21	19	11	12	7
Households (excluding mortgages)	63	46	41	37	48
Households – mortgages	–	8	–	–	–
Public sector	–	–	–	–	–
Wholesale and retail trade	10	9	10	12	6
Commercial real estate activities	9	16	4	3	2
Lease financing	–	–	–	–	–
Other	49	56	42	37	36
German total	153	155	109	102	99

Non-German:
Excluding lease financing	71	133	61	50	67
Lease financing only	1	–	–	–	1
Non-German total	72	133	61	50	68

Total recoveries	225	288	170	152	167

Net charge-offs	(527)	(444)	(848)	(1,242)	(1,727)

Provision for loan losses	651	352	374	372	1,113

Other changes (e.g. exchange rate changes, allowance related to acquisitions/divestitures)	(88)	(70)	57	(66)	(422)

Balance, end of year	1,705	1,670	1,928	2,345	3,281

Percentage of total net charge-offs to average loans for the year	0.28%	0.25%	0.58%	0.86%	1.04%

The Group’s allowance for loan losses as of December 31, 2007 was € 1.7 billion, virtually unchanged from the level reported at the end of 2006.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
The Group’s gross charge-offs amounted to € 752 million in 2007, an increase of € 20 million, or 3%, from 2006. Of the charge-offs for 2007, € 244 million were related to the Group’s corporate credit exposure, and € 508 million were related to the Group’s consumer credit exposure.
The Group’s provision for loan losses in 2007 was € 651 million, up € 299 million, or 85%, primarily reflecting a single event in the Group’s Corporate and Investment Bank Group Division and the Group’s consumer finance growth strategy. In 2007, the Group’s total loan loss provision was principally driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
The Group’s individually assessed loan loss allowance was € 930 million as of December 31, 2007, a decrease of € 55 million, or 6%, from 2006. The change is comprised of net charge-offs of € 149 million, a decrease of € 52 million as a result of exchange rate changes and unwinding effects and a provision of € 146 million, an increase of € 130 million over the previous year. The individually assessed loan loss allowance was the largest component of the Group’s total allowance for loan losses.
The Group’s collectively assessed loan loss allowance totaled € 775 million as of December 31, 2007, a € 91 million increase from the level at the end of 2006, almost fully driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
The Group’s allowance for loan losses as of December 31, 2006 was € 1.7 billion, a 9 % decrease from the € 1.8 billion reported for the beginning of 2006. The reduction in the Group’s allowance was principally due to charge-offs exceeding the Group’s provisions.
The Group’s gross charge-offs amounted to € 732 million in 2006. Of the charge-offs for 2006, € 272 million were related to the Group’s corporate credit exposure, mainly driven by the Group’s German and U.S. portfolios, and € 460 million were related to the Group’s consumer credit exposure.
The Group’s provision for loan losses in 2006 was € 352 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2006, the Group’s total loan loss provision was principally driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
The Group’s individually assessed loan loss allowance was € 985 million as of December 31, 2006. The € 139 million decrease in 2006 is comprised of net charge-offs of € 116 million, a provision of € 16 million, and a € 39 million decrease from currency translation and unwinding effects. Notably, the individually assessed loan loss allowance was the largest component of the Group’s total allowance for loan losses.
The Group’s collectively assessed loan loss allowance totaled € 684 million as of December 31, 2006, slightly below the level at the beginning of 2006 (€ 708 million). Movements in this component include a € 336 million provision being offset by € 328 million net charge-offs, and a € 32 million net reduction due to exchange rate changes and unwinding effects.

The Group’s allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18 % decrease from the € 2.3 billion reported at the end of 2004. The reduction in the Group’s allowance was principally due to charge-offs exceeding the Group’s net provisions.
The Group’s gross charge-offs amounted to € 1.0 billion in 2005. Of the charge-offs for 2005, € 580 million were related to the Group’s corporate credit exposure, mainly driven by the Group’s German and American portfolios, and € 437 million were related to the Group’s consumer credit exposure.
The Group’s provision for loan losses in 2005 was € 374 million, reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. In 2005, the Group’s total loan loss provision was principally driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
The Group’s specific loan loss allowance was € 1.2 billion as of December 31, 2005. The € 424 million decrease in the Group’s allowance in 2005 is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from exchange rate changes. Notably, the specific loan loss allowance is the largest component of the Group’s total allowance for loan losses.
The Group’s inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for the Group’s smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in the Group’s other inherent loss allowance.
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

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2007, 36 % of the Group’s allowance for loan losses was attributable to international clients.

in € m.	2007	2006	2005	2004	2003
Balance, beginning of year	504	476	800	1,466	2,446

Provision for loan losses	316	60	(53)	25	590

Net charge-offs	(162)	(3)	(312)	(622)	(1,250)
Charge-offs	(234)	(136)	(373)	(672)	(1,318)
Recoveries	72	133	61	50	68

Other changes (e.g. exchange rate changes, allowance related to acquisitions/divestitures)	(43)	(29)	57	(69)	(320)

Balance, end of year	615	504	492	800	1,466

The following table sets forth the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (except percentages)	Dec 31, 2007		Dec 31, 2006		Dec 31, 2005		Dec 31, 2004		Dec 31, 2003
German:

Individually assessed loan loss allowance:
Banks and insurance	–	–	–	1%	–	1%	–	1%	38	3%
Manufacturing	176	4%	246	4%	288	4%	271	5%	338	6%
Households (excluding mortgages)	24	6%	26	7%	46	11%	55	11%	68	10%
Households – mortgages	5	17%	10	18%	14	18%	17	19%	17	17%
Public sector	–	2%	–	1%	–	1%	–	1%	–	1%
Wholesale and retail trade	88	2%	109	2%	137	2%	161	3%	154	3%
Commercial real estate activities	127	5%	160	6%	261	7%	345	8%	350	8%
Other	189	6%	172	8%	229	8%	278	9%	378	9%

Individually assessed loan loss allowance German total	609		723		975		1,127		1,343

Collectively assessed loan loss allowance	481		443		461		417		472

German total	1,090	42%	1,166	46%	1,436	52%	1,544	57%	1,815	57%

Non-German:

Individually assessed loan loss allowance	321		262		255		527		1,128

Collectively assessed loan loss allowance	294		242		237		273		338

Non-German total	615	58%	504	54%	492	48%	800	43%	1,466	43%

Total allowance for loan losses	1,705	100%	1,670	100%	1,928	100%	2,345	100%	3,281	100%

Total individually assessed loan loss allowance	930		985		1,230		1,654		2,471

Total collectively assessed loan loss allowance	775		684		698		691		810

Total allowance for loan losses	1,705		1,670		1,928		2,345		3,281

DEPOSITS
The following table provides an analysis of the maturities of deposits in the amount of U.S.$ 100,000 or more in offices in Germany as of December 31, 2007.

Dec 31, 2007	Within three	After three	After six	After one	Total
	months	months but	months but	year
		within six	within one
in € m.		months	year

Offices in Germany:
Certificates of deposits	–	–	12	32	44
Other time deposits	28,729	2,349	756	8,761	40,595

Total	28,729	2,349	768	8,793	40,639

The amount of certificates of deposits and other time deposits in the amount of U.S. $100,000 or more issued by Non-German offices was € 101.8 billion as of December 31, 2007.
Total deposits by foreign depositors in German offices amounted to € 35.7 billion, € 30.0 billion and € 27.2 billion as of December 31, 2007, 2006 and 2005, respectively.
RETURN ON EQUITY AND ASSETS

	2007	2006	2005
Return on average shareholders’ equity (post-tax)[1]	18.04%	20.40%	12.51%

Return on average total assets (post-tax)[2]	0.34%	0.37%	0.35%

Equity to assets ratio[3]	1.91%	1.82%	2.82%

Dividend payout ratio[4]:
Basic EPS	33%	31%	33%
Diluted EPS	34%	35%	36%

1	Net income attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.

2	Net income attributable to Deutsche Bank shareholders as a percentage of average total assets.

3	Average shareholders’ equity as a percentage of average total assets for each year.

4	Dividends paid per share in respect of each year (for 2007 proposed dividend) as a percentage of the Group’s basic and diluted earnings per share for that year.

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
SHORT-TERM BORROWINGS
Short-term borrowings are borrowings with an original maturity of one year or less. The following table sets forth certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances based upon month-end balances.

in € m. (except percentages)	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Central bank funds purchased and securities sold under repurchase agreements:
Year-end balance	178,741	102,200	143,524
Average balance	139,354	114,940	173,536
Maximum balance at any month-end	178,741	129,174	215,219
Weighted-average interest rate during the year	4.93%	5.04%	6.79%
Weighted-average interest rate on year-end balance	3.02%	7.26%	3.17%

Securities loaned:
Year-end balance	9,565	21,174	24,581
Average balance	17,034	15,242	19,609
Maximum balance at any month-end	29,684	27,383	25,684
Weighted-average interest rate during the year	5.85%	5.24%	4.74%
Weighted-average interest rate on year-end balance	4.76%	4.55%	4.31%

Commercial paper:
Year-end balance	31,187	34,250	13,398
Average balance	33,412	36,554	12,984
Maximum balance at any month-end	36,204	38,690	15,558
Weighted-average interest rate during the year	5.53%	5.18%	3.34%
Weighted-average interest rate on year-end balance	4.92%	4.61%	3.47%

Other:
Year-end balance	22,223	14,183	7,151
Average balance	17,616	12,808	12,704
Maximum balance at any month-end	22,223	18,880	15,489
Weighted-average interest rate during the year	4.64%	6.37%	4.64%
Weighted-average interest rate on year-end balance	3.96%	3.24%	3.41%

NON-GAAP FINANCIAL MEASURES
TARGET DEFINITION
As part of Phase 3 of the Group’s Management Agenda, the Group has stated targets for its IBIT attributable to Deutsche Bank shareholders, pre-tax return on average active equity and percentage growth in earnings per share. These targets are measured using target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses. As discussed on page (v), these target definitions, which are set forth below, are non-GAAP financial measures.
IBIT ATTRIBUTABLE TO DEUTSCHE BANK SHAREHOLDERS (TARGET DEFINITION): The IBIT attributable to Deutsche Bank shareholders target is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follow:

			2007 increase (decrease)
			from 2006
in € m.	2007	2006	In €	In %
Income before income taxes (IBIT)	8,749	8,339	410	5

Less pretax minority interest	(36)	(9)	(27)	N/M

IBIT attributable to Deutsche Bank shareholders	8,713	8,331	382	5

Add (deduct):

Certain significant gains (net of related expenses)	(955)[1]	(348)[2]	(606)	174
Certain significant charges	74 [3]	–	74	N/M

IBIT attributable to Deutsche Bank shareholders (target definition)	7,832	7,982	(150)	(2)

N/M – Not meaningful

1
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million.

2
Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

3	Impairment of intangibles assets (Asset Management) of € 74 million.
PRE-TAX RETURN ON AVERAGE ACTIVE EQUITY (TARGET DEFINITION): The pre-tax return on average active equity target is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.
AVERAGE ACTIVE EQUITY: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains on assets available for sale and average fair value adjustments on cash flow hedges (both com-

20-F // SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
ponents net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

			2007 increase (decrease)
			from 2006
in € m., unless stated otherwise	2007	2006	In €	In %[1]
Average shareholders’ equity	35,888	29,751	6,137	21

Add (deduct):

Average unrealized gains on financial assets available for sale/average fair value adjustments on cash flow hedges, net of applicable tax	(3,841)	(2,667)	(1,174)	44
Average dividend accruals	(2,200)	(1,615)	(585)	36

Average active equity	29,846	25,468	4,378	17

Pre-tax return on average shareholders’ equity	24.3%	28.0%		(3.7) ppt

Pre-tax return on average active equity	29.2%	32.7%		(3.5) ppt

Pre-tax return on average active equity (target definition)	26.2%	31.3%		(5.1) ppt

1	Unless stated otherwise.
DILUTED EARNINGS PER SHARE (TARGET DEFINITION): The target for growth in earnings per share is based on diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding. For reference, diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

			2007 increase (decrease)
			from 2006
in € m., unless stated otherwise	2007	2006	In €	In %
Net income attributable to Deutsche Bank shareholders	6,474	6,070	404	7

Add (deduct):
Post-tax effect of certain significant gains/charges	(710)[1]	(291)[2]	(420)	144
Certain significant tax effects	(409)[3]	(355)[4]	(54)	15

Net income attributable to Deutsche Bank shareholders (basis for target definition EPS)	5,355	5,424	(69)	(1)

Diluted earnings per share	€13.05	€11.48	€1.57	14

Diluted earnings per share (target definition)	€10.79	€10.24	€0.55	5

1
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 512 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 172 million.

2
Gain from the sale of the bank’s remaining holding in EUROHYPO of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 67 million.

3	Enactment of the German tax reform and utilization of capital losses.

4	Corporate tax credits for prior years which were recognized in accordance with changes in the German corporate income tax law for refund of distribution tax credits.