Form 20-F
period 2008-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2009-03-24
CIK 1159508

As filed with the Securities and Exchange Commission on March 24, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
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

Ordinary Shares, no par value	562,666,955
(as of December 31, 2008)
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☒	Other ☐
as issued by the International Accounting Standards Board
     Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐	Item 18 ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 27, 2009).

Title of each class	Name of each exchange on which
registered
Ordinary shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding Trust VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital Trust II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX	New York Stock Exchange
6.625 % Noncumulative Company Preferred Securities of Deutsch Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

ELEMENTS(SM) Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

ELEMENTS(SM) “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

7.350 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X	New York Stock Exchange
7.350 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding Trust X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital Trust III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital Trust V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

ELEMENTS Linked to the Benjamin Graham Large Cap Value Index – Total Return due August 14, 2023	NYSE Arca

ELEMENTS Linked to the Benjamin Graham Small Cap Value Index – Total Return due August 14, 2023	NYSE Arca

ELEMENTS Linked to the Benjamin Graham Total Market Value Index – Total Return due August 14, 2023	NYSE Arca

*	For listing purpose only, not for trading.

20-F Table of Contents

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
Cautionary Statement Regarding Forward-Looking Statements
We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
—	the potential development, severity, duration and impact on us of the current financial crisis;
—	the implementation of our strategic initiatives and other responses to the financial crisis;
—	the development of aspects of our results of operations;
—	our expectations of the impact of risks that affect our business, including the risks of continuing losses on our trading processes and credit exposures; and
—	other statements relating to our future business development and economic performance.
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
Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. We use words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “estimate”, “project”, “should”, “potential”, “reasonably possible”, “plan”, “aim” and similar expressions to identify forward-looking statements.
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

20-F Table of Contents
We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
—	the potential development, severity and duration of the current financial crisis;
—	other changes in general economic and business conditions;
—	changes and volatility in currency exchange rates, interest rates and asset prices;
—	changes in governmental policy and regulation, and political and social conditions;
—	changes in our competitive environment;
—	the success of our acquisitions, divestitures, mergers and strategic alliances;
—	our success in implementing our strategic initiatives and other responses to the current financial crisis and realizing the benefits anticipated therefrom; and
—	other factors, including those we refer to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which we do not refer.
Use of Non-GAAP Financial Measures
This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. We refer to the definitions of certain adjustments as “target definitions” because we have in the past used and may in the future use the non-GAAP financial measures based on them to measure our financial targets. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure

IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages S-17 through S-19 of the supplemental financial information, which are incorporated by reference herein, and the following paragraphs.
Our target definition of IBIT attributable to Deutsche Bank shareholders excludes significant gains (such as gains from the sale of industrial holdings, businesses or premises) and charges (such as charges from restructuring, goodwill impairment or litigation) if we believe they are not indicative of the future performance of our core businesses.
v

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable IFRS financial measures (listed in the table above) that would correspond to these non-GAAP financial measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
Use of Internet Addresses
This document contains inactive textual addresses of Internet websites operated by us and third parties. Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

20-F Table of Contents
(This page intentionally left blank)

PART I

Item 1:	Identity of Directors, Senior Management and Advisers
Not required because this document is filed as an annual report.

Item 2:	Offer Statistics and Expected Timetable
Not required because this document is filed as an annual report.

Item 3:	Key Information
Selected Financial Data
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Until December 31, 2006, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All 2006 data included in this report has been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data come from our management reporting systems and are not necessarily based on, or prepared in accordance with, IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2008 vs. 2007).”

20-F Item 3: Key Information
Income Statement Data

in € m. and U.S.$ m.
(except per share data)	2008[1]	2008	2007	2006
Net interest income	$ 17,333	12,453	8,849	7,008

Provision for credit losses	$ 1,498	1,076	612	298

Net interest income after provision for credit losses	$ 15,836	11,377	8,237	6,710

Commissions and fee income	$ 13,570	9,749	12,289	11,195

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	$ (13,908)	(9,992)	7,175	8,892

Other noninterest income	$ 1,782	1,280	2,432	1,399

Total net revenues	$ 18,777	13,490	30,745	28,494

Compensation and benefits	$ 13,371	9,606	13,122	12,498

General and administrative expenses	$ 11,436	8,216	7,954	7,069

Policyholder benefits and claims	$ (351)	(252)	193	67

Impairment of intangible assets	$ 814	585	128	31

Restructuring activities	–	–	(13)	192

Total noninterest expenses	$ 25,270	18,155	21,384	19,857

Income (loss) before income taxes	$ (7,991)	(5,741)	8,749	8,339

Income tax expense (benefit)	$ (2,568)	(1,845)	2,239	2,260

Net income (loss)	$ (5,423)	(3,896)	6,510	6,079

Net income (loss) attributable to minority interest	$ (85)	(61)	36	9

Net income (loss) attributable to Deutsche Bank shareholders	$ (5,338)	(3,835)	6,474	6,070

Basic earnings per share[2]	$ (10.59)	(7.61)	13.65	12.96

Diluted earnings per share[3]	$ (10.59)	(7.61)	13.05	11.48

Dividends paid per share[4]	$ 6.26	4.50	4.00	2.50

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3919 per €, the noon buying rate on December 31, 2008.

2	We calculate basic earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding.

3	We calculate diluted earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding after assumed conversions.

4	Dividends we declared and paid in the year.
Balance Sheet Data

in € m. and U.S.$ m.	2008[1]	2008	2007	2006
Total assets	$ 3,065,553	2,202,423	1,925,003	1,520,580

Loans	$ 374,812	269,281	198,892	178,524

Deposits	$ 550,570	395,553	457,946	411,916

Long-term debt	$ 186,314	133,856	126,703	111,363

Common shares	$ 2,034	1,461	1,358	1,343

Total shareholders’ equity	$ 42,736	30,703	37,893	33,169

Tier 1 capital	$ 43,280	31,094	28,320	23,539

Regulatory capital	$ 52,051	37,396	38,049	34,309

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.3919 per €, the noon buying rate on December 31, 2008.

Certain Key Ratios and Figures

	2008	2007	2006
Share price at period-end	€ 27.83	€ 89.40	€ 101.34

Share price high	€ 89.80	€ 118.51	€ 103.29

Share price low	€ 18.59	€ 81.33	€ 80.74

Book value per basic share outstanding[1]	€ 52.59	€ 79.32	€ 70.35

Return on average shareholders’ equity (post-tax)[2]	(11.1) %	17.9%	20.3%

Pre-tax return on average shareholders’ equity[3]	(16.5) %	24.1%	27.9%

Pre-tax return on average active equity[4]	(17.7) %	29.0%	32.5%

Cost/income ratio[5]	134.6%	69.6%	69.7%

Compensation ratio[6]	71.2%	42.7%	43.9%

Noncompensation ratio[7]	63.4%	26.9%	25.8%

Employees (full-time equivalent)[8]:
In Germany	27,942	27,779	26,401
Outside Germany	52,514	50,512	42,448

Branches[8]:
In Germany	981	989	934
Outside Germany	1,000	900	783

1	Shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Net income (loss) attributable to our shareholders as a percentage of average shareholders’ equity.

3	Income (loss) before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.

4	Income (loss) before income taxes attributable to our shareholders as a percentage of average active equity.

5	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

6	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

7
Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

8	At the end of each period.
Dividends
The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2008, 2007 and 2006. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
Effective January 1, 2009, the German withholding tax applicable to dividends increased to 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) compared to 21.1 % applicable for the years 2008, 2007 and 2006. For individual German tax residents, the withholding tax represents, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.
U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009 (compared to an entitlement to a refund of 6.1 % of the dividends received in the years 2006 through 2008). For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

20-F Item 3: Key Information
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

	Dividends	Dividends	Payout ratio[2]
	per share[1]	per share	Basic	Diluted
			earnings	earnings
			per share	per share

2008 (proposed)	$ 0.70	€ 0.50	N/M	N/M

2007	$ 6.57	€ 4.50	33%	34%

2006	$ 5.28	€ 4.00	31%	35%

N/M – Not meaningful

1
For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under “Exchange Rate and Currency Information” on the last business day of that year.

2
We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.

Exchange Rate and Currency Information
Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$ 1.3919 per euro, the noon buying rate for euros on December 31, 2008. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2008 or any other date.
The noon buying rate for euros on December 31, 2008 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

in U.S.$ per €	Period-end	Average[1]	High	Low
2009:
March (through March 17)	1.2942	–	1.3042	1.2555
February	1.2644	–	1.3008	1.2591
January	1.2816	–	1.3866	1.2795

2008:
December	1.3919	–	1.4358	1.2634
November	1.2694	–	1.3039	1.2525
October	1.2682	–	1.4058	1.2446
September	1.4081	–	1.4737	1.3939

2008	1.3919	1.4695	1.6010	1.2446

2007	1.4603	1.3797	1.4862	1.2904

2006	1.3197	1.2661	1.3327	1.1860

2005	1.1842	1.2400	1.3476	1.1667

2004	1.3538	1.2478	1.3625	1.1802

1
We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 17, 2009, the noon buying rate was U.S.$ 1.2942 per euro.
Long-term Credit Ratings
We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings. On December 5, 2008, Moody’s Investors Service changed the outlook on our rating to negative, citing for instance the continuous impact on our revenues and earnings streams of the persistent turmoil in international capital markets. Our long-term credit rating was lowered by Standard & Poor’s on December 19, 2008 to A+ with stable outlook from AA- with negative outlook. Among the reasons stated was the significant pressure on large complex financial institutions’ future performance due to increasing bank industry risk and the deepening global economic slowdown, as well as earnings prospects. On January 16, 2009, Fitch Ratings placed our long-term credit rating on rating watch negative, naming concerns over our profitability, vulnerability to market volatility and asset depreciation, and the need to reduce our balance sheet leverage.

	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Moody’s Investors Service, New York[1]	Aa1	Aa1	Aa3

Standard & Poor’s, New York[2]	A+	AA	AA–

Fitch Ratings, New York[3]	AA–	AA–	AA–

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

2
Standard and Poor’s defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

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

20-F Item 3: Key Information
Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.
Capitalization and Indebtedness
The following table sets forth our consolidated capitalization in accordance with IFRS as of December 31, 2008:

in € m.

Debt[1,2]:

Long-term debt	133,856

Trust preferred securities	9,729

Long-term debt at fair value through profit or loss	18,439

Total debt	162,024

Shareholders’ equity:

Common shares (no par value)	1,461

Additional paid-in capital	14,961

Retained earnings	20,074

Common shares in treasury, at cost	(939)

Equity classified as obligation to purchase common shares	(3)

Net (losses) not recognized in the income statement, net of tax

Unrealized net (losses) on financial assets available for sale, net of applicable tax and other	(882)

Unrealized net (losses) on derivatives hedging variability of cash flows, net of tax	(349)

Foreign currency translation, net of tax	(3,620)

Total shareholders’ equity	30,703

Minority interest	1,211

Total equity	31,914

Total capitalization	193,938

1	No third party has guaranteed any of our debt.

2	€ 2,761 million (2%) of our debt was secured as of December 31, 2008.
Reasons for the Offer and Use of Proceeds
Not required because this document is filed as an annual report.

Risk Factors
An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document, when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities.
We have been and expect to continue to be affected by the ongoing global financial crisis and economic downturn.
As a global investment bank with a large private clients franchise, our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Over the past year, these conditions have changed significantly and negatively and continue to deteriorate.
Since the second half of 2007, and particularly since September 2008, the financial services industry, including ourselves, and the global financial markets have been materially and adversely affected by significant declines in the values of nearly all classes of financial assets. The declines initially occurred in financial assets linked to or backed by U.S. subprime residential mortgages, but soon spread to nearly all other asset classes, including mortgage and real estate asset classes, leveraged finance loans and equities. The financial markets have been, and continue to be, characterized by unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. This has materially and adversely affected the availability and performance of instruments used to hedge positions and manage risk. Furthermore, there has been a widespread loss of investor confidence, initially and most severely in financial institutions, but more recently also in companies in a number of other industries and in the broader markets.
Market conditions have also led to the failure or merger under distressed conditions of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in losses, including for us, as a consequence of defaults on securities issued by them and defaults under bilateral derivatives and other contracts entered into with such entities as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase the spreads, or costs, on credit default swaps, which are instruments used to manage credit risks, to cause rating agencies to lower credit ratings, including our own, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in central bank borrowing rates and other government actions. While governments, regulators and central banks worldwide, including in Germany and the U.S., have taken numerous steps to increase liquidity and to restore investor confidence, asset values have continued to decline and access to liquidity continues to be very limited.
As of the end of 2008, Europe, the U.S. and other important economies were contracting. Business activity across a wide range of industries and regions continues to be greatly reduced and local governments and many companies are in serious economic difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.

20-F Item 3: Key Information
As described further below, these extremely adverse financial market and economic conditions have negatively impacted many of our businesses, particularly our credit trading, equity and derivatives trading, mortgage, leveraged finance, corporate finance and investment management businesses, and we have no reason to expect that these conditions will improve in the near or medium term. Until they do, we expect our results of operations to continue to be materially and adversely affected.
Market declines and volatility can materially adversely affect our revenues and profits.
In recent years we have increased our exposure to the financial markets as we have emphasized growth in our investment banking activities, including trading activities. Accordingly, we are more at risk from the adverse developments in the financial markets than we were when we derived a larger percentage of our revenues from traditional lending activities. Market declines have caused and can continue to cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode or cause us to show material losses, as we did in 2008. Volatility can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise.
We have incurred and may continue to incur significant losses from our trading and investment activities due to market fluctuations.
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
In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them can be negatively impacted by market prices, which have recently been both declining and volatile. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility.
Since the second half of 2007, and particularly since September 2008, financial markets have experienced exceptionally difficult conditions, which have been reflected in material declines in the values of financial assets, considerably lower volumes of business activity in the areas most directly affected and slowing economic and business momentum more generally. Among the principally affected areas in which we do business have been the leveraged finance and structured credit markets. In addition to causing reduced business activity and revenues in these and other areas, continuing difficult market conditions have required us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Furthermore, we incurred sizeable losses in our equity derivatives trading and equity and credit proprietary trading businesses. Despite initiatives to reduce our exposure to the affected asset classes or activities, such reduction has not always been possible due to illiquid trading markets for many assets. As a result, we have substantial remaining exposures and thus continue to be exposed to further deterioration in prices for the remaining positions. These write-downs and losses led us to incur a loss in 2008, as performance in our other businesses was not sufficient to offset them. Our inability to offset the potential negative effects on our profitability through performance in our other businesses may continue in the future, which may further adversely affect our business and financial condition.
See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
Protracted market declines have reduced and may continue to reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.
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
The exceptionally difficult market conditions since the second half of 2007, and particularly since September 2008, have resulted in greatly diminished liquidity in certain markets in which we do business, including the leveraged finance and structured credit markets. We have already written down, and continuing difficult market conditions may require us to write down further, the carrying values of some of our portfolios of assets, which could have a material adverse effect on our financial condition. In the third and fourth quarter of 2008, we have, as permitted by recent amendments to IFRS, reclassified certain financial assets out of financial assets carried at fair value through profit or loss or available for sale into loans. While such reclassified assets, which had a carrying value of € 34.4 billion as of December 31, 2008, are no longer subject to mark-to-market accounting, we continue to be exposed to the risk of impairment of such assets. In addition, to the extent we are unable to sell assets, we bear additional funding and capital costs with respect to them. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2008 vs. 2007) – Group Divisions – Corporate and Investment Bank Group Division – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
We have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments.
A substantial proportion of the assets and liabilities on our balance sheet comprise financial instruments that we carry at fair value, with changes in fair value recognized in the income statement. See “Item 5: Operating and Financial Review and Prospects – Significant Accounting Policies and Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value” for information on fair value accounting. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in

20-F Item 3: Key Information
a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding write-down is recognized in the income statement. These write-downs have been and could continue to be significant.
Observable prices or inputs are not available for certain classes of financial instruments. Fair value is determined in these cases using valuation techniques we believe to be appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity of the instrument and liquidity in the market. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. If any of the assumptions change due to negative market conditions or for other reasons, subsequent valuations may result in significant changes in the fair values of our financial instruments, requiring us to record losses.
Our exposure and related write-downs are reported net of any fair value gains we may record in connection with hedging transactions related to the underlying assets. However, we may never realize these gains, and the fair value of the hedges may change in future periods for a number of reasons, including as a result of deterioration in the credit of our hedging counterparties. Such declines may be independent of the fair values of the underlying hedged assets and may result in future losses.
Our results for the fiscal year 2008 included losses on trading activities in relative value trading in both debt and equity, CDO correlation trading and residential mortgage-backed securities, and the leveraged loan book including loan commitments. We continue to have significant exposures to these markets and products and therefore are exposed to the risk of further losses. Such losses could have a material adverse effect on our results of operations and financial condition. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2008 vs. 2007) – Group Divisions – Corporate and Investment Bank Group Division – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
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
Our investment banking revenues have declined and may continue to decline in the current or any future adverse market or economic conditions.
Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns, such as the one currently experienced. These fees and other income are generally linked to the value of the underlying assets and therefore decline as asset values decline, as they have during the current financial crisis. During 2008, our investment banking business has been negatively affected by the decrease in equity and debt underwriting and a decline in mergers and acquisitions. Our revenues and profitability could sustain further material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

We may generate lower revenues from brokerage and other commission- and fee-based businesses.
Market downturns have led and are likely to continue to lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest income. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn, such as the one currently experienced, that reduces the value of our clients’ portfolios or increases the amount of withdrawals reduces the revenues we receive from our asset management and private banking businesses. Even in the absence of a market downturn, below-market or negative performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.
Our risk management policies, procedures and methods leave us exposed to unidentified or unanticipated risks, which could lead to material losses.
We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. In the current volatile market environment, these tools and metrics failed to predict some of the losses we experienced and may continue to fail to predict future important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.
For example, the value-at-risk approach we use to derive quantitative measures for our trading book market risks is designed to model risk factors assuming normal market conditions, and the statistical parameters required for the value-at-risk calculation are based on a 261 trading day history with equal weighting being given to each observation. However, in our regulatory back-testing in 2008, we observed 35 outliers (as compared to 12 in 2007), which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole versus two to three outliers statistically expected in any one year. While we believe that the majority of these outliers were related to extreme events outside standard market conditions, we are also re-evaluating our modeling assumptions and parameters for potential improvements in such unusual market conditions.
In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks. Also, if existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

20-F Item 3: Key Information
Our nontraditional credit businesses materially add to our traditional banking credit risks.
As a bank and provider of financial services, we are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of deposit-taking and lending also expose us to credit risk.
In particular, many of the businesses we have engaged in through our Corporate Banking & Securities Corporate Division entail credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit through other arrangements. Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons.
Many of our derivative transactions are individually negotiated and non-standardized, which can make exiting, transferring or settling the position difficult. Certain credit derivatives require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold, and may not be able to obtain, the underlying security, loan or other obligation. This could cause us to forfeit the payments otherwise due to us or result in settlement delays, which could damage our reputation and ability to transact future business, as well as increased costs to us.
The exceptionally difficult market conditions since the second half of 2007 have severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and appear likely to continue to do so in 2009. See “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division” for information on the impact of the current market environment on a number of our key businesses.
We have a continuous demand for liquidity to fund our business activities. We may suffer during periods of market-wide or firm-specific liquidity constraints and are exposed to the risk that liquidity is not made available to us even if our underlying business remains strong.
We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive costs. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets, such as experienced during 2008, negative developments concerning other financial institutions perceived to be comparable to us, such as the collapse of another financial institution, or negative views about the financial services industry in general, as experienced as a result of the financial crisis, or disruptions in the markets for any specific class of assets. Negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons.

In December 2008, Moody’s Investors Service changed the outlook on our ratings to negative and Standard & Poor’s lowered our long-term credit rating to A+ with stable outlook from AA- with negative outlook. In January 2009, Fitch Ratings placed our long-term credit rating on rating watch negative. Ratings downgrades may impact the cost and availability of our funding, collateral requirements and the willingness of counterparties to do business with us.
We require capital to support our business activities and meet regulatory requirements. Losses due to the financial crisis could diminish our capital, and market conditions may prevent us from raising additional capital or increase our cost of capital.
The recent market volatility has created downward pressure on stock prices and credit capacity both for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. In 2008, the price of our shares declined and has continued to do so through early 2009, and the spreads on our credit default swaps have widened. If current levels of market disruption and volatility continue or worsen, our ability to access the capital markets and obtain the necessary funding to support our business activities on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, as well as forcing us to curtail business, such as extending new credit. This could have an adverse effect on our business, financial condition and results of operations.
Governmental and central bank action in response to the financial crisis significantly affects competition and may affect the legal or economic position of shareholders or other investors and our regulatory environment.
In response to the financial markets crisis, there has been significant intervention by governments and central banks into the financial services sector, including the taking of direct shareholdings in individual financial institutions, particularly in the U.S., the UK and Switzerland, and contributions of other forms of capital to, guarantees of debt of and purchases of distressed assets from financial institutions. In some instances, individual financial institutions have been nationalized or their nationalization is being considered. The conditions under which banks may take advantage of such measures vary from country to country and in some cases such measures are only available to the parent bank of a group. Generally, participation by a bank is voluntary but in some cases has been politically encouraged. It may become mandatory if certain thresholds, such as predefined capital ratios, are no longer met. The eligibility to benefit from such measures is in some instances tied to certain commitments of the participating bank, such as lending to certain types of borrowers, adjustments to the bank’s business strategy, suspension of dividends and other profit distributions and limitations on the compensation of executives.
Such interventions involve significant amounts of money and have significant effects on both institutions that participate in them and institutions that do not participate including with respect to access to funding and capital and recruiting and retention of talent. Institutions that do not receive such government support may be in a position to preserve greater autonomy in their strategy, lending and compensation policy but may suffer competitive disadvantages on their cost base, in particular their cost of funding and of capital. They also may suffer a decline in depositor or investor confidence thus risking a loss of liquidity. Institutions that receive such government support will, as described above, have to make certain commitments and become subject to certain constraints.

20-F Item 3: Key Information
In Germany, the Financial Market Stabilization Act of October 17, 2008 (Finanzmarktstabilisierungsgesetz) provides for the temporary suspension of otherwise applicable stock corporation and takeover law, in particular with respect to the rights of the shareholders to resolve on capital increases, preemptive rights of shareholders, reporting duties, and obligations to make public tender offers upon acquiring a controlling stake, in connection with the implementation of the stabilization measures. Access to judicial review of stabilization measures is limited. In addition, the Financial Market Stabilization Fund will generally seek remuneration for stabilization measures that ranks senior to the other shareholders’ rights in the profits of that financial institution, and may condition such measures on a ban on dividends. See also “Item 10: Additional Information – Memorandum and Articles of Association” and “Item 8: Financial Information – Dividend Policy.” Our senior management has stated that it currently does not intend to participate in the program of the Financial Market Stabilization Fund. However, further deteriorations in market conditions or the competitive environment might require a change of such intention.
The German government has recently presented a draft bill which will extend the scope of the above-described suspensions and that also provides for the temporary authorization (through October 31, 2009) to nationalize financial institutions that are essential to the functioning of the German financial market through the expropriation (with compensation) of its shareholders or the holders of financial instruments qualifying as own funds (Eigenmittel) of the financial institution if such expropriation is necessary to safeguard the stability of the financial market, and no other less restrictive legally and economically reasonable and equally effective means are available in order to achieve this goal. Conversion or option rights relating to expropriated shares or expropriated other financial instruments would terminate by operation of law. The government aims to complete legislative action on its draft bill by April 3, 2009.
The implementation of any stabilization measures with respect to our company could adversely affect the legal or economic position of our shareholders or other investors.
In addition, there is a wide variety of proposals on a reform of the regulatory framework for financial services which are presently being discussed. Such proposals relate in particular to increased capital requirements, additional regulatory oversight and reporting, business models and business practices. If these proposals in whole or in part become law, they may significantly increase our costs.
Operational risks may disrupt our businesses.
We face operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Derivative contracts are not always confirmed with the counterparties on a timely basis; while the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract. The current financial crisis, in which the risk of counterparty default has increased, has increased the possibility that this operational risk materializes.
Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and certain of the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

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
We have large clearing and settlement businesses. These give rise to the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and our profits.
If we are unable to implement our strategic initiatives or otherwise respond to the financial crisis, we may continue to incur losses or low profitability, and our share price may continue to be materially and adversely affected.
In response to the financial crisis, we have defined several near-term strategic initiatives, including reducing exposure to, and activity in, certain businesses that have been directly impacted by the financial crisis, investing selectively in growth initiatives of our ‘stable’ businesses and pursuing efficiency measures. We may continue to incur losses, or low profitability, and our share price may continue to be materially and adversely affected, should we fail to implement these strategic initiatives or otherwise respond to the financial crisis or should such initiatives that are implemented fail to produce the anticipated benefits. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the continuation or worsening of the extreme turbulence in the markets in which we are active or of global, regional and national economic conditions and increased competition for business. In particular, the current exceptionally difficult market conditions may adversely affect our ability to reduce our exposures to affected classes of assets or to implement our growth initiatives.
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

20-F Item 3: Key Information
In February 2009, we acquired a stake of 22.9 % in Deutsche Postbank AG, bringing our total stake to 25% plus one share, and bonds of Postbank’s parent that are mandatorily exchangeable in 2012 into an additional 27.4 % of Postbank’s shares, for a total consideration of € 3.8 billion. If we continue to hold the bonds when they are exchanged, we would own a majority of Postbank’s shares. As our current holding does not give us control of Postbank, we are not in a position to influence the business of Postbank which, like that of many financial institutions, has been affected by the financial crisis. While we are able to determine, in the implementation of our strategy, whether to hold the exchangeable bonds at the time of their mandatory exchange, and accordingly whether we will in fact acquire control of Postbank, we remain exposed to the risk of loss on our present investment in Postbank. Any such loss could be material.
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
We have made significant investments in individual companies. Losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, potentially impacting our financial statements or earnings, even where general market conditions are favorable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures.
Intense competition, in our home market of Germany as well as in international markets, could materially adversely impact our revenues and profitability.
Competition is intense in all of our primary business areas, in Germany as well as in international markets. If we are unable to respond to the competitive environment in these markets with attractive product and service offerings that are profitable for us, we may lose market share in important areas of our business or incur losses on some or all of our activities. In addition, downturns in the economies of these markets could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for us.
In recent years there has been substantial consolidation and convergence among financial services companies. In 2008, the banking sector witnessed further substantial consolidation and merger activity, some of it in distressed circumstances, including the merger of some U.S. investment banks with commercial banks, the conversion of others into bank holding companies and, in Germany, the merger of the second and third largest private sector banks together with an infusion of capital by the German government. This trend has significantly increased the capital base and geographic reach of some of our competitors and has hastened the globalization of the securities and other financial services markets. In order to meet of some of our most significant challenges and to take advantage of related opportunities, we must compete with financial institutions that may be larger and better capitalized than we are and that may have a stronger position in local markets. Also, as described above, governmental action in response to the financial crisis may place us at a competitive disadvantage.

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
Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the U.S. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination pursuant to which our liability is established and quantified. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for losses incurred by them even in situations where we do not believe that we are legally compelled to do so. See “Item 8: Financial Information – Legal Proceedings” and Note [25] to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.
The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside to cover such risks. See “Item 5: Operational and Financial Review and Prospects – Significant Accounting Policies and Critical Accounting Estimates – Legal and Regulatory Contingencies and Tax Risks”.
Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business with us or investing in our securities.
We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran. We also had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes. In 2007 and before, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business, if any, to the extent legally possible.

20-F Item 3: Key Information
Our existing business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia, which exporters are primarily multinational corporations supplying goods, equipment and related services in the petrochemical and hydrocarbon processing industries. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. Other business activities, such as correspondent banking services to banks located in Iran and private banking loans to Iranian citizens, have already been terminated or closed down. We do not believe our business activities with Iranian counterparties are material to our overall business, with our outstandings to Iranian borrowers representing less than 0.1 % of our total assets as of December 31, 2008 and our revenues from all such activities representing less than 0.1 % of our total revenues for the year ended December 31, 2008.
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
History and Development of the Company
The legal and commercial name of our company is Deutsche Bank Aktiengesellschaft. It is a stock corporation organized under the laws of Germany.
Deutsche Bank Aktiengesellschaft originated from the reunification of Norddeutsche Bank Aktiengesellschaft, Hamburg, Rheinisch-Westfälische Bank Aktiengesellschaft, Düsseldorf and Süddeutsche Bank Aktiengesellschaft, Munich. Pursuant to the Law on the Regional Scope of Credit Institutions, these were disincorporated in 1952 from Deutsche Bank, which had been founded in 1870. The merger and the name were entered in the Commercial Register of the District Court Frankfurt am Main on May 2, 1957.
We are registered under registration number HRB 30 000. Our registered address is Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: Peter Sturzinger, Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.
We have made the following significant capital expenditures or divestitures since January 1, 2008:
—	The increase of our stake in Harvest Fund Management Co. Ltd, a leading fund management company in China, to 30 % was signed in August 2007 and closed in January 2008.
—	The acquisition of HedgeWorks, LLC, a hedge fund administrator in the U.S., was announced and closed in January 2008.
—	The reduction of our holding in Linde AG from 5.2 % to 2.4 % took place via sell-down in the public markets in January, March, August, September and November 2008.
—	The disposal of the 50 % interest in the management company of the Australia based DEXUS Property Group by RREEF Alternative Investments to DEXUS’ unit holders was signed and closed in February 2008.
—	The reduction of our holding in Daimler AG from 4.4 % to 2.7 % took place via sell-down in the public markets in February, March and June 2008.
—	The sale of our holding in Allianz SE of 1.7 % took place via sell-down in the public markets in March, June and September 2008.
—	The sale of our holding in Arcor AG & Co. KG of 8.2 % to Vodafone Group Plc was signed and closed in May 2008.
—	The disposal of our life insurance company in Italy, DWS Vita SpA to Zurich Financial Services Group was signed in December 2007 and closed in June 2008.
—	The acquisition of a 7.6 % stake in Germany1 Acquisition Ltd. was signed and closed in July 2008.
—
An agreement to purchase New HBU II N.V. and IFN Finance B.V., comprising parts of ABN Amro’s commercial banking activities in the Netherlands, from ABN Amro and Fortis Group was signed in July 2008. The transaction is subject to approval by the Dutch Central Bank. No date for closing has been scheduled.

—
The acquisition of a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, by our Asset Management division was signed in September 2008 and closed in November 2008. We have an option to become a 100 % owner in the future.

—	In November 2008, Corporate Investments participated in a liquidity facility for Hypo Real Estate Group acquiring € 12.0 billion of collateralized notes.

20-F Item 4: Information on the Company
—
In September 2008, we signed agreements to acquire shares and options to purchase additional shares in Deutsche Postbank. In January 2009, the transaction was restructured and, in February 2009, as part of the restructured transaction, we issued 50,000,000 Deutsche Bank shares to Deutsche Post, the parent of Deutsche Postbank, to acquire a stake of 22.9 % in Postbank, bringing our total stake to 25 % plus one share. We also acquired mandatorily-exchangeable bonds issued by Deutsche Post, which will be exchanged for an additional 27.4 % stake in Postbank in February 2012, and the exclusive option to acquire an additional stake of 12.1 % in Postbank between February 2012 and February 2013.

Since January 1, 2008, there have been no public takeover offers by third parties with respect to our shares.
Business Overview
Our Organization
Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,202 billion as of December 31, 2008. As of that date, we employed 80,456 people on a full-time equivalent basis and operated in 72 countries out of 1,981 branches worldwide, of which 50 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2008, our group divisions were:
—	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
—	Corporate Banking & Securities (CB&S)
—	Global Transaction Banking (GTB)
—	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
—	Asset and Wealth Management (AWM)
—	Private & Business Clients (PBC)
—	Corporate Investments (CI)
These divisions are supported by infrastructure functions and our Corporate Center. In addition, we have a regional management function that covers regional responsibilities worldwide.
We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:
—	subsidiaries and branches in many countries;
—	representative offices in many other countries; and
—	one or more representatives assigned to serve customers in almost every other country.

The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2008	2007	2006
Germany:
CIB	2,866	2,921	2,265
PCAM	5,208	5,514	4,922

Total Germany	8,074	8,434	7,187

Europe, Middle East and Africa:
CIB	(621)	7,721	6,836
PCAM	2,391	2,816	2,661

Total Europe, Middle East and Africa	1,770	10,537	9,497

Americas (primarily U.S.):
CIB	(838)	4,628	6,810
PCAM	971	1,331	1,350

Total Americas	133	5,959	8,160

Asia/Pacific:
CIB	1,671	3,823	2,891
PCAM	471	468	381

Total Asia/Pacific	2,142	4,291	3,273

CI	1,290	1,517	574

Consolidation & Adjustments	82	7	(197)

Consolidated net revenues[1]	13,490	30,745	28,494

1
Consolidated net revenues comprise interest and similar income, interest expense and total noninterest income (including commissions and fee income). Revenues are attributed to countries based on the location in which our booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

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
Within each group division and region, coordination and management functions are handled by Operating Committees and Executive Committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.

20-F Item 4: Information on the Company
Our Business Strategy
We have a clearly defined business strategy, which encompasses all dimensions of our practice: our corporate identity; our mission and values; our brand; and our management agenda, which comprises a program of transformation and profitable growth initiatives which we have implemented since 2002. Our strategy has been adjusted in response to the more difficult market conditions of the second half of 2007 and 2008, as detailed below.
Our identity. We are a leading global investment bank with a strong private clients franchise. These are mutually reinforcing businesses; taking full advantage of the synergy potential between these businesses is a strategic priority for us. We are a leader in Europe, with strong positions in North America, Asia, and key emerging markets. Growth initiatives include both organic investment and selective, incremental acquisitions.
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
Our management agenda. In 2002, we initiated a multi-year and multi-phased agenda. The first phase of this agenda focused on management’s priorities to transform Deutsche Bank and the second phase focused on a strategy of achieving sustainable profitable growth. The implementation of these two phases of our strategy was successful. Between 2002 and 2007, we made significant gains in profitability as measured by growth in net income and pre-tax return on average active equity; we reached positions among the leaders in our chosen core businesses; we substantially reduced our credit risk and alternative asset risk; and we pursued a clear capital management strategy, which allowed us to maintain core capital strength within our stated target range while simultaneously investing in business growth and returning cash to shareholders during this period.
In 2006, we launched “Phase 3” of our management agenda, covering the period 2006-2008. Our overall objective was to leverage our global platform for accelerated growth. We defined four specific goals. First, to maintain our cost, risk, capital and regulatory discipline; second, to continue to invest in organic growth and bolt-on acquisitions; third, to further grow our businesses which we believe are viewed by the market as having more stable earnings streams, namely Private Clients and Asset Management (PCAM) and Global Transaction Banking; and fourth, to build on our competitive strength in the Corporate and Investment Bank (CIB).
The financial crisis which began in the second half of 2007, and particularly the rapid deterioration of conditions in financial markets during the fourth quarter 2008, saw the banking industry significantly and negatively impacted by considerably lower volumes of business activity in many key areas, together with mark-downs and losses related to the decline in value of some classes of assets. Following the insolvency of a large U.S. investment bank in September 2008, capital markets faced conditions of acute stress, with interbank lending severely reduced, extreme illiquidity in credit and other markets, and exceptional volatility, including sharp falls, in major equity markets. Bank balance sheets also came under pressure from exposures to assets which had deteriorated in value during the credit crisis and from a worsening credit environment as the financial crisis spread to the wider economy. Central banks and governments intervened on an unprecedented scale, injecting liquidity in key markets and recapitalizing banks through direct equity stakes. Against the backdrop of these extremely challenging conditions, we were unable to reach all of our objectives in “Phase 3” of our management agenda. We were considerably less impacted than some of our peers by losses related to declines in the value of collateralized debt obligations and some other types of securities which were directly impacted by the credit crisis; however, our performance in 2008 was substantially and adversely affected by losses in certain sales and trading businesses, write-downs on leveraged loans and loan commitments, and lower revenues, notably from declining fee and commission income in our investment management activities.
We responded to these developments with a number of initiatives in 2008. We strengthened capital ratios and bolstered our funding base via capital market issuance and several other measures. We recalibrated our investment banking business model by reducing our exposure to, and activity in, certain businesses which have been directly impacted by the financial crisis, including global credit trading and some proprietary trading activities. We have also reduced legacy trading-book exposures in key areas such as leveraged finance and commercial real estate, and made substantial reductions in non-derivative trading assets. We continue to invest selectively in growth initiatives in our ‘stable’ businesses, balancing these investments with efficiency measures. At Group level, we are reducing complexity in our operations, standardizing processes across businesses and improving our functions through additional offshoring, which enables us to achieve cost savings by relocating certain activities to lower-cost locations. We have also initiated a review of our compensation procedures.
Strategies in our CIB Businesses
In Corporate Banking & Securities, we aim to build further on the position we reached in recent years as one of the world’s leading investment banks (based on publicly available revenue information and client surveys in industry publications). In sales and trading, we have established a position as one of the world’s leading banks (based on publicly available revenue information). In response to the financial crisis, we have taken steps to recalibrate our investment banking platform, adjusting our deployment of capital, our resource levels and our risk-weighted assets to the changed environment. We are withdrawing resources from certain illiquid trading businesses, including some areas of credit trading, that have been directly impacted by the financial crisis and in which levels of activity appear unlikely to return to pre-crisis levels in the near term. We closed some proprietary trading desks and have reduced proprietary trading activity. Our recalibration efforts include an increased focus on more liquid trading businesses, including foreign exchange, money market and interest rate trading. We also aim to reap the benefits of prior investments in such businesses as prime brokerage, commodities trading and U.S. cash equities. The continuity offered by Deutsche Bank’s client franchise, during a period of significant consolidation, merger-related reorganization and structural change elsewhere in the investment banking industry, is also a potential source of strategic advantage for us.
In Corporate Finance, we have built a powerful European franchise, and our principal strategic objective is to build a sustainable top-5 position globally, as measured by the industry fee pool. We aim to achieve this goal by building on our leading position in Europe; by growing market share, profitably, in the U.S. market; and by continuing to build our presence in important emerging growth markets. The financial crisis, and the impact of this crisis on the wider economy, caused a reduction in market activity in some corporate finance businesses, including highly-leveraged M&A and leveraged buyouts, initial public offerings, leveraged finance and commercial real estate, counterbalanced to some extent by demand for corporate restructuring and recapitalization, as the corporate client base reacts to a more difficult business environment. In response to these conditions, we are recalibrating our activities in Commercial Real Estate

20-F Item 4: Information on the Company
and Leveraged Finance, aiming to capture opportunities in capital raising and restructuring advisory, and selectively investing in our advisory capability in particular industry sectors.
In Global Transaction Banking, we achieved significant growth in pre-tax profitability between 2004 and 2008. Our strategic aim is to leverage this momentum by expanding into new markets, attracting new clients in core markets, increasing the penetration of our existing client base, and further developing our product offering. Wherever GTB is present, we offer comprehensive services for domestic and cross-border trade, including structuring, financing and risk mitigation. We continue to develop flexible, innovative solutions in areas such as the credit card business and low-value cross-currency payments. For this purpose we aim to continue to invest in new technologies and improve our range of products. GTB aims both to grow organically and to take advantage of opportunities for attractive bolt-on acquisitions.
Strategies in our PCAM Businesses
In Asset and Wealth Management, we operate in all major regions of the world, with invested assets of € 628 billion as of the end of 2008. Our aim is to develop further, and grow profitably in, both our Asset Management and Private Wealth Management businesses. As the financial crisis developed in 2008, the performance of our Asset Management business was significantly and negatively impacted by declines in equity valuations, which caused a decline in the value of client portfolios and thereby adversely impacted our fee and commission income and led to us making cash injections to support certain European money market funds, and deteriorating conditions in alternative investments, notably real estate. In response, we have launched a series of initiatives to re-engineer the division in order to restore operating leverage. These initiatives will impact each of Asset Management’s four global business lines: retail, alternative investments, institutional and insurance. In retail asset management, we have taken action to restructure some money market fund products and will aim to enhance our position in the mutual fund business around the world by leveraging our DWS brand. In alternative asset management, which operates under the RREEF brand, we will right-size our platform to take account of the more difficult conditions in the real estate markets. We have also downsized our hedge fund platform. We further aim to realize cost efficiencies by streamlining production processes for new funds and reducing costs in our mid- and back-office operations.
In Private Wealth Management, our aim is to build on the strong Deutsche Bank brand, continue to attract net new money inflows and profit from a “flight to quality”. Key measures to achieve profitable growth and net new money inflows are to selectively recruit top talent and to build out our discretionary portfolio management business along with our wealth advisory mandate business. In addition, we will respond to challenging conditions in financial markets by continuing to focus on front-office productivity and cost efficiency. Our strategy contemplates both organic growth and focused bolt-on acquisition opportunities.
In Private & Business Clients (PBC), our strategy is to build on our position in Germany and other core European markets, while also expanding our platform in growth markets in Central Eastern Europe and Asia. Our business model is based on the two core competencies of advisory banking and consumer banking. As the financial crisis developed through 2008, PBC experienced a decline in revenues from investment and brokerage products against a backdrop of falling equity markets, higher provisions for credit losses and margin compression in deposit and other basic banking products. In response, we will continue to implement our Growth and Efficiency Program, launched in 2008, which comprises efficiency measures in both middle and back offices, integration of credit operations, and selective investments in distribution. In advisory banking, we aim to position PBC for a recovery in investment products via selective investments. In consumer banking, we are addressing margin compression via cost-efficiency measures. We also aim to fully leverage the growth of our customer and deposit base during 2008 and in prior years. In 2008 alone, PBC attracted 800,000 net new clients and € 19 billion in new customer deposits, which supports revenue generation in the future.
PBC’s commitment to growth in our home market – already underlined by our acquisitions of Berliner Bank and norisbank in 2006 and 2007, respectively – was further emphasized in February 2009 by our acquisition of a minority stake in Deutsche Postbank, Germany’s largest private retail bank, from Deutsche Post, Postbank’s parent. We also acquired mandatorily-exchangeable bonds issued by Deutsche Post which will be exchanged for an additional 27.4 % stake in Postbank in February 2012, as well as the exclusive option to acquire an additional 12.1 % stake between February 2012 and February 2013. If we acquired a majority stake in Postbank, the combined entity would enjoy a clear leadership position in retail banking in Germany (as measured by number of clients), and would serve nearly 30 million clients across Europe. In addition, we have reached an agreement with Postbank on comprehensive business cooperation regarding investment products, loans and partnerships in the areas of IT and sourcing. This agreement aims to deliver cost and revenue synergies for both parties.
Outside Germany, PBC aims to grow in “core” European markets: Italy, Spain, Portugal and Belgium. Our organic expansion in Poland continued in 2008, with growth in revenues and business volume, reflecting the expansion of our network in both advisory banking and consumer banking.
Capital management strategy. Focused management of capital has been a clearly-stated part of all phases of our management agenda. In the current difficult conditions, we view a strong capital base, liquidity and funding position as key assets. In 2008, we increased our Tier 1 capital over the course of the year from € 28.3 billion to € 31.1 billion. At the end of 2008, our Tier 1 capital ratio, as measured under Basel II, stood at 10.1%, higher than at the beginning of the financial crisis. We also reduced our leverage ratio – the ratio of total assets to equity – during the second half of 2008. We remain committed to maintaining a Tier 1 capital ratio of approximately 10 % and to making further progress on bringing down our leverage ratio.
Our Group Divisions
Corporate and Investment Bank Group Division
The Corporate and Investment Bank Group Division primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 23 % of our net revenues in 2008, 62 % of our net revenues in 2007 and 66 % of our net revenues in 2006 (on the basis of our management reporting systems).
The Corporate and Investment Bank Group Division’s operations are predominantly located in the world’s primary financial centers, including London, New York, Frankfurt, Tokyo, Singapore and Hong Kong.
The businesses that comprise the Corporate and Investment Bank Group Division seek to reach and sustain a leading global position in corporate and institutional banking services, as measured by financial performance, market share, reputation and customer franchise, while making optimal usage of, and achieving optimal return on, our capital. The

20-F Item 4: Information on the Company
division also continues to exploit business synergies with the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. The Corporate and Investment Bank Group Division’s activities and strategy are primarily client-driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of our other businesses.
At December 31, 2008, this group division included two corporate divisions, comprising the following business divisions:
—	Corporate Banking & Securities Corporate Division
—	Global Markets
—	Corporate Finance
—	Global Transaction Banking Corporate Division
—	Trade Finance and Cash Management Corporates
—	Trust & Securities Services and Cash Management Financial Institutions
Corporate Banking & Securities includes our debt and equity sales and trading businesses, which are housed in our Global Markets Business Division. Global Markets has eight primary business lines and three horizontally-integrated client-facing groups (Debt Capital Markets/Corporate Coverage, the Institutional Client Group, and Research), unified at a local level by strong regional management. Corporate Banking & Securities also includes the Corporate Finance Business Division, which focuses on providing advisory, equity and debt financing and structuring services to corporates and financial institutional clients and also includes our commercial real estate business. CIB’s client coverage functions are also a key part of the Corporate Finance Business Division.
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
Within Corporate Banking & Securities, we closed our Credit Proprietary trading business with remaining risk positions being transferred for ongoing management and liquidation by the relevant product trading management within our Sales and Trading businesses. In addition, we also further reduced our Equity Proprietary trading business over the course of 2008 with a particular reduction in both the number and size of our trading strategies during the fourth quarter in the light of the significant market disruptions and illiquidity following the failure of a large U.S. investment bank. We continue to be exposed to the risk of further losses for the remaining positions we hold, and have not managed to fully mitigate our risk. We will continue to conduct some proprietary trading, or trading on our own account, in addition to providing products and services to customers. Most of this trading is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing the exposure to hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also use our capital to exploit market opportunities across all asset classes, and this is what we term proprietary trading.
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

20-F Item 4: Information on the Company
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
In October 2008, we closed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany.
In July 2008, we agreed to purchase New HBU II N.V. and IFN Finance B.V., comprising parts of ABN Amro’s commercial banking activities in the Netherlands, from ABN Amro and Fortis Group. The transaction is subject to approval by the Dutch Central Bank. No date for closing has been scheduled.
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
Private Clients and Asset Management Group Division
The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 67 % of our net revenues in 2008 and 33 % of our net revenues in both 2007 and 2006 (on the basis of our management reporting systems).
At December 31, 2008, this group division included the following corporate divisions:
—	Asset and Wealth Management (AWM)
—	Private & Business Clients (PBC)
The Asset and Wealth Management (AWM) Corporate Division consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). AWM Corporate Division’s operations are located in Europe, Middle East, Africa, the Americas and Asia.
The AWM Corporate Division is among the leading asset managers in the world as measured by total invested assets. The division serves a range of retail, private and institutional clients.
The Private & Business Clients (PBC) Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal and Poland. This is complemented by our established market presence in India and China.
Asset and Wealth Management Corporate Division
Corporate Division Overview
Our AM Business Division is organized into four global business lines:
—	Retail offers a range of products, including mutual funds and structured products, across many asset classes
—	Alternative Investments manages real estate and infrastructure investments and private equity funds of funds
—	Insurance provides specialist advisory and portfolio management services to insurers and re-insurers globally
—	Institutional provides investment solutions across both traditional and alternative strategies to all other (non-insurance) institutional clients, such as pension funds, endowments and corporates
Our PWM Business Division, which includes wealth management for high net worth clients and ultra high net worth individuals, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.
Among significant transactions, in December 2008 RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor.

20-F Item 4: Information on the Company
In November 2008, we acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business will be branded Deutsche UFG Capital Management.
In June 2008, AM sold its Italian life insurance company DWS Vita SpA to Zurich Financial Services Group. The transaction includes an exclusive 7-year agreement for the distribution of life insurance products via our financial advisors network in Italy, Finanza & Futuro Banca SpA.
Also in June 2008, AM sold DWS Investments Schweiz AG, consisting of the Swiss fund administration business, to State Street Bank.
On June 30, 2008, AM consolidated Maher Terminal LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America acquired in July 2007. RREEF Infrastructure acquired all third party investors’ interests in the North Americas Infrastructure Fund, whose sole investment is Maher Terminals.
PWM increased its footprint in two large emerging markets with the opening of representative offices in St. Petersburg, Russia in April 2008 and Kolkata, India in February 2008.
Effective March 2008, AM completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm.
In January 2008, AM increased its stake in Harvest Fund Management by 10.5 % to 30%. Harvest is the third largest mutual fund manager in China, with a 6.0 % market share (source: Z-Ben Advisors, September 2008).
In July 2007, RREEF Private Equity acquired a significant minority interest in Aldus Equity, an alternative asset management and advisory boutique specializing in customized private equity investing for institutional and high net worth investors.
In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with our strategic partner, Anima S.G.R.p.A.
In June 2007, AM closed the sale of part of its Australian business to Aberdeen Asset Management. As a result of the repositioning, AM’s Australian operation migrated from being primarily a domestic manufacturing platform to become a distribution platform with specialist investment management capabilities.
In December 2006, PWM completed the acquisition of the UK wealth manager, Tilney Group Limited, strengthening our position in the second-largest wealth management market in Europe. The acquisition was an important element in our strategy to expand the onshore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.
At the end of 2006, PWM entered into the important Chinese onshore market with the opening of an office in Shanghai to serve wealthy clients.

Products and Services
AWM’s portfolio/fund management products include active fund management, passive/quantitative fund management, alternative investments, discretionary portfolio management and wealth advisory services.
AM focuses primarily on active investing. Its products and services encompass a broad range of investment strategies and asset classes, and cover many industries and geographic regions. AM’s product offering includes mutual funds, structured products, commingled funds and separately managed accounts.
AM’s global retail brand is DWS. The product range of DWS covers all regions and sectors as well as many forms and styles of investment. DWS Investments is one of Europe’s leading retail asset managers and is the largest retail mutual fund management group in Germany (as measured by publicly available invested asset data, including Deutsche Bank fund products). DWS also operates in the U.S. and key markets in Asia-Pacific.
In the Alternative Investments business line, real estate, infrastructure and private equity funds of funds investment management products and services are offered under the RREEF brand. RREEF is one of the world’s largest real estate investment organizations (as reflected by publicly available invested asset data).
The Insurance platform provides clients with customized investment programs designed to address an insurer’s specific needs. It offers investment solutions across multiple asset classes, including traditional fixed income, equities, asset allocation services, and alternative asset classes such as hedge funds and real estate.
Institutional products and services are marketed under the DB Advisors brand. The Institutional business offers its clients access to AM’s full range of products and services, including both traditional and alternative investments. The single-manager/multi-manager hedge fund business operates within DB Advisors.
PWM provides a fully-integrated service offering for its clients based on dynamic strategic asset allocation including individual risk-management according to the clients’ risk/return profile.
PWM offers discretionary portfolio management, in which our portfolio managers have discretion to manage clients’ investments within the clients’ general guidelines. The portfolio managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where appropriate. In addition, we offer wealth advisory services for actively-involved clients with customized investment advice via a unique combination of risk management and portfolio optimization.
PWM also provides brokerage services in which our relationship managers and client advisors provide investment advice to clients but we do not exercise investment discretion. An integrated approach to wealth management is the core of our advisory services. Our investment advice covers stocks, bonds, mutual funds, hedge funds and other alternative investments, including derivatives where appropriate. The relationship managers also advise their clients on the products of third parties in all asset classes. Furthermore, our solutions include wealth preservation strategies and succession planning, philanthropic advisory services, art advisory services, family office solutions and services for financial intermediaries.

20-F Item 4: Information on the Company
PWM continued to expand its offering of alternative investments in 2008, especially with respect to innovative solutions within the private equity and hedge funds asset classes. Going forward, real estate offerings will be broadened. PWM generates foreign exchange products, as well as structured investment products in cooperation with the Global Markets Business Division.
PWM’s loan/deposit products include traditional and specialized deposit products (including current accounts, time deposits and savings accounts) and both standardized and specialized secured and unsecured lending. It also provides payment, account & remaining financial services, processing and disposition of cash and non-cash payments in local currency, international payments, letters of credit, guarantees, and other cash transactions.
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of businesses.
Distribution Channels and Marketing
AM markets our retail products in Germany and other Continental European countries generally through our established internal distribution channels in PWM and PBC. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third-party distributors. DWS Investments distributes its retail products to U.S. investors primarily through financial representatives at major national and regional wirehouses, independent and bank-based broker dealers, and independent financial advisors and registered investment advisors.
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
PWM pursues an integrated business model to cater to the complex needs of high net worth clients and ultra high net worth individuals, their families and selected institutions. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.
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
A major competitive advantage for PWM is the fact that it is a private bank within Deutsche Bank, with its leading investment banking, corporate banking and asset management activities. In order to make optimal use of the potential offered by cross-divisional cooperation, since 2007 PWM has established Key Client Teams in order to serve clients with very complex assets and highly sophisticated needs. PWM offers these clients the opportunity to make direct additional purchases, coinvest in its private equity activities or obtain direct access to its trading units. Large entrepreneurial families are increasingly expecting wealth management and investment banking operations to work hand in hand. Cooperation with the corporate banking division also helps to identify potential PWM clients at a very early stage.
Private & Business Clients Corporate Division
Corporate Division Overview
The Private & Business Clients Corporate Division operates under a single business model across Europe and selected Asian markets with a focused, sales-driven management structure predominantly under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small and medium sized business customers.
In 2008, we continued our balanced and profitable growth in selected European and Asian markets, supported by a comprehensive global growth and efficiency program including the opening of new branches, hiring of highly qualified sales staff and a plan to increase efficiency in our middle and back offices.
In the German core market, we were able to expand our already strong position by attracting new customers and business volume. In February 2009, after the acquisitions of Berliner Bank and norisbank in 2006 and 2007, we acquired a stake of 22.9 % in Germany’s largest private retail bank, Deutsche Postbank, and bonds of Postbank’s parent that are mandatorily exchangeable in February 2012 into an additional 27.4 % of Postbank’s shares, for a total consideration of € 3.8 billion. We also hold an exclusive option, exercisable between February 2012 and February 2013, to potentially increase our stake by an additional 12.1%. We also agreed with Postbank on comprehensive business cooperation regarding investment products, loans and partnerships in the areas of IT and sourcing.
In Italy, we continued to open new branches and increased our client base substantially compared to last year. We also expanded our business in Spain, Belgium and, especially, in Portugal, where our network was further strengthened with the opening of new branches.
We also continued to invest in promising countries and business lines. After entering the Polish consumer finance market in February 2007, we have opened 120 “db-kredyt”-branded loan shops by the end of 2008. PBC’s entry into the consumer finance business is a meaningful addition to our Polish branch business and follows the PBC business model, which is successfully in use in Germany, Italy and Spain.
The development of PBC in Asia has also maintained momentum. PBC further invested in its strategic partnership with Hua Xia Bank in China and increased its shareholding from 9.9 % to 13.7 % by investing € 423 million. This investment was part of Hua Xia Bank’s private placement to its three biggest shareholders and was completed in October 2008. As part of the strategic partnership, we and Hua Xia Bank jointly have developed and distributed credit

20-F Item 4: Information on the Company
cards in China since June 2007. Moreover PBC now has three branches in China. In India, PBC expanded its presence through the addition of three branches, increasing the number of branches to thirteen. Our 10 % stake in Habubank in Vietnam, including a business cooperation arrangement, further demonstrates PBC’s confidence in the growth potential of Asia.
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
PBC’s payments, account & remaining financial services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In 2008, we strengthened our focus on gathering deposits, resulting in a significant increase in assets under management. In Italy, PBC issues credit cards under the BankAmericard brand.
Other products include primarily activities related to asset and liability management.
Distribution Channels and Marketing
To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries in which PBC is active. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to PBC’s products and services. These channels consist of the following in-person and remote distribution points:
—
Investment and Finance Centers. Investment and Finance Centers offer our entire range of products and advice. In 2008, several of our Investment and Finance Centers were refurbished according to innovative concepts which illustrate how we see branch banking in the future and which were introduced and tested in our flagship “Branch of the future – Q 110” in Berlin.

—
Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents. In 2008, we continued to invest in our mobile sales force network in Germany, Italy, Spain, Poland and India by hiring additional sales representatives.

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
Corporate Investments holds interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”). The largest of these Industrial Holdings by market value at December 31, 2008 were interests of 2.7 % in Daimler AG and 2.4 % in Linde AG. Currently, over 91 % of our Industrial Holdings are in German corporations.
In 2008, we reduced our investment in Daimler AG from 4.4 % to 2.7 % and our investment in Linde AG from 5.2 % to 2.4%. We sold our remaining stake in Allianz SE and our investment in Arcor AG & Co. KG.
In November 2008, Corporate Investments participated in a liquidity facility for Hypo Real Estate Group acquiring € 12.0 billion of collateralized notes.
In July 2008, Corporate Investments acquired a 7.6 % stake in Germany1 Acquisition Ltd., a vehicle established for the purpose of acquiring ownership in companies in Germany, Austria and Switzerland.
In February 2007, we signed a contract to acquire a 10 % stake in Dedalus GmbH & Co. KGaA, economically representing a 0.75 % participation in European Aeronautic Defence and Space Company EADS N.V. The transaction closed in March 2007.

20-F Item 4: Information on the Company
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
The total market value of these listed holdings was € 1.1 billion as of December 31, 2008. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk – Assessment of Market Risk in Our Nontrading Portfolios” for further information.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds. In 2008, we continued to reduce our private equity on-balance sheet exposure in CI, with holdings declining by approximately € 200 million due to various transactions.
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
The business combination of Atradius N.V., in which we held a 12.73 % stake at the end of 2007, and Crédito y Caución S.A. was signed in April 2007 and closed in January 2008. The completion of this transaction resulted in a reduction of our stake to 9.1%.
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
The Competitive Environment
Competitors, Markets and Competitive Factors
The financial services industry, and all of our businesses, are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including the quality of client relationships, transaction execution, our products and services, innovation, reputation and price.
In Germany, our competitive environment is influenced by a division of the banking sector into three pillars: private sector banks such as Deutsche Bank, public sector banks (state banks, or Landesbanken, and savings banks) and cooperative banks. A number of foreign banks also operate in Germany. The public sector banks and the cooperative banks often collaborate closely with other banks within their respective pillar and thus operate as networks for most products. The different legal form of private sector banks, public sector banks and mutual banks impedes cross-pillar consolidation, and consequently consolidation has taken place within, rather than across, the three pillars described above. Public sector banks are only permitted to be owned by municipalities and other public bodies and are able to rely on unlimited state guarantees in various forms. Following an agreement between the European Commission and the German government, these arrangements have generally been discontinued for Landesbanken after July 18, 2005, subject to transition rules for liabilities existing on that date. For the savings banks which are mainly owned by municipalities and which are mainly engaged in retail business, these arrangements remain in force.
In Europe, consolidation in the banking industry has mainly taken place within individual countries. In September 2007, the European Union amended the rules on the review of bank mergers and acquisitions under bank regulatory

20-F Item 4: Information on the Company
laws, by narrowing the focus of and imposing a strict time frame on such reviews, with the aim to facilitate cross-border business combinations within Europe. These new rules must be transposed into national law by March 21, 2009. In addition, the European Commission is considering further measures to enhance competition among banks within the European Union and to improve the competitiveness of European banks globally. We monitor these discussions closely and analyze carefully any potential business opportunities or challenges that might emerge as a result.
Our performance is largely dependent on the talents and efforts of highly-skilled individuals. Competition for qualified employees in the banking, securities and financial services industries is intense. We also compete for employees with companies outside of the financial services industry. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees as necessary and to retain and motivate our existing employees. Pressure to redesign the banking industry’s compensation models, and to restrain the absolute level of senior executive pay, may have a significant impact on our ability to attract new recruits and retain talented staff.
Our reputation for financial strength and integrity is vital to our ability to attract and maintain customers. To keep our well-established reputation we have to promote and market our brand adequately and may decide to abstain from certain transactions or activities, even where they would be financially profitable. The loss of business that would result from damage to our reputation could affect our results of operations and financial condition.
Consolidation and Globalization
In recent years there has been substantial consolidation and convergence in the financial services industry. A number of large commercial banks, insurance companies and other broad-based financial services firms have merged with or been acquired by other financial institutions. In 2008, the banking sector witnessed further substantial consolidation and merger activity, some of which occurred against a backdrop of significant losses in certain financial institutions resulting from exposure to troubled assets. 2008 also saw a decisive shift away from the large, independent broker-dealer business model. Some broker-dealers have been acquired by large, integrated banks, others have chosen to become bank holding companies, and one collapsed in September 2008. The recent consolidation activity will likely result in significant discontinuities from post-merger integration, restructurings or internal reorganizations in the institutions concerned. Disruptive change at some institutions may present opportunities for banks unaffected by consolidation activity, including Deutsche Bank, to capture market share. This opportunity may also arise for other banks which have acquired investment banking operations during the consolidation process. In Germany, the merger of the second and third largest private sector banks, together with an infusion of capital into the combined entity by the German government, will also alter the competitive landscape.
Government Intervention in Response to the Financial Markets Crisis
Governments and central banks in a number of countries, including Germany, the UK, Switzerland and the U.S., have taken a series of measures to address the current crisis in the financial markets and, in particular, its effects on banks, with a view to restore market liquidity and investor confidence. These measures include guarantees by a government or governmental agency of debt of certain banks, the purchase of illiquid assets from certain banks and the injection of various forms of capital (hybrid instruments, preferred stock and common stock) into banks. In some cases banks have been nationalized or their nationalization is being considered. The German government has recently presented a draft bill which extends the scope of certain suspensions of provisions of takeover law and provides for the temporary authorization (through October 31, 2009) to nationalize financial institutions that are essential to the functioning of the

German financial market through the expropriation (with compensation) of its shareholders or the holders of financial instruments qualifying as own funds (Eigenmittel) of the financial institution if such expropriation is necessary to safeguard the stability of the financial market, and no other less restrictive legally and economically reasonable and equally effective means are available in order to achieve this goal.
The conditions under which banks may take advantage of such measures vary from country to country and in some cases such measures are only available to the parent bank of a group. Generally, participation by a bank is voluntary but in some cases has been politically encouraged. It may become mandatory if certain thresholds, such as predefined capital ratios, are no longer met. The eligibility to benefit from such measures is in some instances tied to certain commitments of the participating bank, such as lending to certain types of borrowers (for example, small and medium sized companies), adjustments to the bank’s business strategy, suspension of dividends and other profit distributions and limitations on the compensation of its executives.
Certain of the above-mentioned government intervention programs involve significant sums of money, but differences exist between the various national programs. They have significant effects both on banks that participate in them and on banks that do not participate. These effects relate, in particular, to access to funding and capital; the degree of strategic autonomy retained by participating financial institutions; executive compensation; and the recruiting and retention of talent. Banks which have not received direct government support, currently including Deutsche Bank, may be in a position to derive competitive advantage from preservation of strategic autonomy, and greater autonomy of lending policy or executive compensation policy. On the other hand, banks which have received direct government support may be in a position to derive competitive advantage from additional access to, or lower cost of, capital and funding. Non-participating banks also may suffer a decline in depositor or investor confidence thus risking a loss of liquidity.
Competition in Our Businesses
Corporate and Investment Bank Group Division
Our investment banking operation competes in domestic and international markets in Europe, the Americas and Asia Pacific. Competitors include bank holding companies, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks. Within Germany and other European countries, our competitors also include German private universal banks, public state banks and foreign banks.
Private Clients and Asset Management Group Division
In the retail banking business we face intense competition from savings banks and cooperative banks, other universal banks, insurance companies, home loan and savings companies and other financial intermediaries. In Germany, savings and cooperative banks form our biggest group of competitors. These banks generally operate regionally. In other European countries, private universal banks and savings banks are our main competitors. The large Asian markets (India and China), where we recently opened a limited number of retail branches, are dominated by local public and private sector banks. However, with deregulation, international financial institutions are likely to increase their investments in these markets and thereby intensify competition.
Our private wealth management business faces fierce competition from the private banking and wealth management units of other global and regional financial service companies and from investment banks.

20-F Item 4: Information on the Company
Our main competitors in the asset management business are asset management subsidiaries of major financial services companies and large stand-alone retail and institutional asset managers. Most of our main competitors are headquartered in Europe or the United States, though many operate globally.
Regulation and Supervision
Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. Currently and in reaction to the crisis in the financial markets, significant changes in the regulatory environment are under preliminary consideration in the jurisdictions in which we operate. While the extent and nature of these changes cannot be predicted now, they may result in an increase in regulatory oversight in ways that may have a material effect on our businesses and the services and products that we will be able to offer.
In the following sections, we present a description of the supervision of our business by the authorities in Germany, our home market, the European Economic Area, and in the U.S., which we view as the most significant for us. Beyond these regions, local country regulations generally have limited impact on our operations that are unconnected with these countries.
Regulation and Supervision in Germany – Basic Principles
We are authorized to conduct banking business and to provide financial services under, and subject to the requirements set forth in, the German Banking Act (Kreditwesengesetz).
We are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) and the Deutsche Bundesbank (referred to as Bundesbank), the German central bank.
The BaFin is a federal regulatory authority and reports to the German Federal Ministry of Finance. It supervises the operations of German banks to ensure that they are in compliance with the Banking Act and other applicable German laws and regulations. It places particular emphasis on compliance with capital adequacy and liquidity requirements, large exposure limits and restrictions on certain activities imposed by the Banking Act and related regulations.
The Bundesbank supports the BaFin and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. In this supervisory role the Bundesbank follows the guidelines issued by the BaFin acting in conjunction with the Bundesbank. The Bundesbank is also responsible for the collection and analysis of statistics and reports from German banks.
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
Generally, supervision by the BaFin and the Bundesbank applies on an unconsolidated basis (company only) and on a consolidated basis (the company and the entities consolidated with it for German regulatory purposes). Parent banks of a consolidated group may waive the application of capital adequacy requirements, large exposure limits and certain organizational requirements on an unconsolidated basis if certain conditions are met. We meet these conditions and have waived application of these rules since January 1, 2007.
We are materially in compliance with the German laws that are applicable to our business.
The Banking Act
The Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. In particular it requires that an enterprise that engages in one or more of the activities defined in the Banking Act as “banking business” or “financial services” in Germany must be licensed as a “credit institution” (Kreditinstitut) or “financial services institution” (Finanzdienstleistungsinstitut), as the case may be. We are licensed as a credit institution.
The Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Supervision (which we refer to as the Basel Committee), the secretariat of which is provided by the Bank for International Settlements, as well as certain European Union directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision and the monitoring and control of large exposures.
International capital adequacy standards, recommended by the Basel Committee in June 2004 and widely referred to as the Basel II capital framework, align capital requirements closely with the underlying risks. In 2006, the European Union enacted the Capital Requirements Directive, which adopts the Basel II capital framework. Germany transposed the Capital Requirements Directive effective as of January 1, 2007, subject to certain transition periods. Following the application of transitional rules in 2007 and approval by the BaFin of our internal rating models for measuring credit risk and operational risk, we have applied the revised capital framework on the basis of our approved internal models since January 1, 2008. As a result of the increased risk sensitivity of the Basel II framework, capital requirements will be more cyclical and may also increase compared to levels before application of the Basel II framework in times of economic downturn.
The German Securities Trading Act
Under the German Securities Trading Act (Wertpapierhandelsgesetz), the BaFin regulates and supervises securities trading in Germany. The Securities Trading Act prohibits, among other things, insider trading with respect to securities admitted to trading on, or included in the regulated market or the over-the-counter market at a German exchange, or admitted to trading on an organized market in another country that is a member state of the European Union or another contracting state of the Agreement on the European Economic Area.
The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for

20-F Item 4: Information on the Company
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
Capital Adequacy Requirements
The Banking Act and the Regulation on Solvency of Institutions, Groups of Institutions and Financial Holding Groups (Solvabilitätsverordnung or “Solvency Regulation”) reflect the capital adequacy rules of Basel II and require German banks to maintain an adequate level of capital in relation to their risk positions. Risk positions comprise counterparty risks (Adressenausfallrisiken), operational risks (operationelle Risken) (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees) and market risks (Marktrisiken). Counterparty risks and operational risks must be covered with Tier 1 capital (Kernkapital or “core capital”) and Tier 2 capital (Ergänzungskapital or “supplementary capital”) (together, haftendes Eigenkapital or “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover counterparty and operational risk) and Tier 3 capital (Drittrangmittel and, together with regulatory banking capital, “own funds”).
Counterparty Risk, Operational Risk and Modified Available Regulatory Banking Capital
Counterparty risk is measured pursuant to the standard credit risk approach and operational risk is measured pursuant to the base indicator approach or the standard approach, as applicable, each as set forth in the Solvency Regulation. Banks may instead use an internal ratings based approach (IRBA) to measure counterparty risk and an advanced measurement approach (AMA) based on internal models to measure operational risk, if the BaFin approves the respective internal models. The BaFin approved our most significant rating systems for IRBA covering more than 90 % of our credit exposure. The BaFin also approved our internal model for measuring operational risk as an AMA.
Under the Solvency Regulation, at the close of each business day, the sum of the total amount calculated for counterparty risks and the total amount calculated for operational risks of a bank must not exceed its regulatory banking capital, subject to certain modifications described below.
Regulatory banking capital is comprised of Tier 1 and Tier 2 capital. Tier 1 capital mainly consists of paid-in subscribed capital (excluding capital with respect to preferred shares with cumulative dividend rights), capital reserves and other retained earnings and certain hybrid capital instruments. Own shares held by the bank, losses and certain intangible assets are deducted from the amount of Tier 1 capital. Tier 2 capital is limited to the amount of Tier 1 capital and mainly consists of paid-in subscribed capital with respect to preferred shares (Vorzugsaktien) with cumulative dividend rights, profit-participation rights (Genussrechte), subordinated debt with an original term of five years or more (up to 50 % of the amount of Tier 1 capital) and certain unrealized reserves of real estate and securities.
Deductions from Tier 1 and Tier 2 Capital
Capital components that meet the above criteria and that a bank has provided to another bank, financial services institution or financial enterprise which is not consolidated with the bank for regulatory purposes are subtracted in equal portions from the bank’s Tier 1 and Tier 2 capital, respectively, subject to certain de minimis exemptions. The same deduction applies for capital components that meet requirements similar to the foregoing under German insurance law and that a bank has provided to an insurance, reinsurance or insurance holding company, if the bank holds a direct or indirect participation in such other company, or holds (directly or indirectly) 20 % or more of the capital or voting rights of such other company. No such deduction is required if the bank and the relevant company form part of a financial conglomerate (Finanzkonglomerat).
For capital adequacy purposes, regulatory banking capital is subject to certain modifications (“modified available regulatory banking capital”). In particular, the following amounts are deducted in equal portions from the bank’s Tier 1 and Tier 2 capital:
—
If the bank is using an IRBA (like us), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail exposures as measured under the bank’s IRBA model exceeds the amount of value adjustments and provisions for such exposures. If the amount of the expected loss is less than the amount of such fair value adjustments and provisions, the difference is added to the bank’s Tier 2 capital.

—	If the bank is using an IRBA, the expected losses for certain equity exposures.
—
Securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250 % and    which have not been taken into account when calculating the risk-weighted position for securitizations.

—	Claims for delivery or payment of securities which have not been settled within five business days and which relate to transactions allocated to the bank’s trading book.
Market Risk and Available Tier 3 Capital
Market price positions are measured pursuant to standard methods for each category as set forth in the Solvency Regulation. Banks may instead use an internal risk model, if the BaFin approves the respective model. We use an internal model to measure market risk.
Under the Solvency Regulation, at the close of each business day, a bank’s total net risk-weighted market price risk positions must not exceed the sum of:
—	the bank’s modified available regulatory banking capital reduced by the amounts used to cover capital requirements for counterparty risk and operational risk; and
—	the bank’s available Tier 3 capital.
Tier 3 capital consists of (i) net profits which would result from closing all trading book positions at the end of a given day minus all foreseeable expenses and distributions and minus losses resulting from the banking book which would likely arise upon a liquidation of the bank, unless such losses must be deducted from the bank’s regulatory banking capital pursuant to an order of the BaFin, (ii) subordinated debt with a minimum term of two years and the right of the bank to suspend payment of interest and principal if such payment were to result in a breach of the own funds requirements applicable to the bank, and (iii) positions not included in the bank’s Tier 2 capital because the amount of Tier 2 capital would otherwise exceed the bank’s Tier 1 capital, or the total amount of long-term subordinated debt would otherwise exceed 50 % of the bank’s Tier 1 capital.

20-F Item 4: Information on the Company
These items generally qualify as Tier 3 capital only up to an amount which, together with the Tier 2 capital not required to cover counterparty risks and operational risks, does not exceed 250 % of the core capital not required to cover risks arising from the banking book and operational risks.
Limitations on Large Exposures
The Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks through restrictions on large exposures (Großkredite). All exposures to a single customer (and customers connected with it) are aggregated for these purposes.
An exposure incurred in the banking book that equals or exceeds 10 % of the bank’s regulatory banking capital constitutes a banking book large exposure. A banking book and trading book exposure taken together that equals or exceeds 10 % of the bank’s own funds constitutes an aggregate book large exposure. No large exposure may exceed 25 % of the bank’s regulatory banking capital or own funds, as applicable. Where the exposure is to affiliates of the bank that are not consolidated for regulatory purposes the limit is 20%.
In addition, the total of all banking book large exposures must not exceed eight times the bank’s regulatory banking capital and the total of all aggregate book large exposures must not exceed eight times the bank’s own funds.
A bank may exceed these ceilings only with the approval of the BaFin and subject to increased capital requirements for the amount of the large exposure that exceeds the ceiling.
Furthermore, total trading book exposures to a single customer (and customers affiliated with it) must not exceed five times the bank’s own funds that are not required to meet the capital adequacy requirements with respect to the banking book. Total trading book exposures to a single customer (and customers affiliated with it) in excess of the aforementioned limit are not permitted.
Consolidated Regulation and Supervision
The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. A group of institutions generally consists of a domestic bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50 % of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties.
Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding own funds, risk concentration, risk management, transactions within the group and organizational matters. Following the acquisition of Abbey Life Assurance Company Limited, the amount of assets held by us and attributed to the insurance sector exceeds € 6 billion. In November 2007, the BaFin therefore determined that we are a financial conglomerate. The main effect of this determination is that we also must report to the BaFin and the Bundesbank capital adequacy requirements and risk concentrations also on a conglomerate level. In addition, we are required to report significant conglomerate internal transactions. After determination of the applicable calculation method by the BaFin, the first capital adequacy calculation for the financial conglomerate was performed in 2008.
Liquidity Requirements
The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation (Liquiditätsverordnung) issued by the BaFin with effect from January 1, 2007 is based on a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. The liquidity requirements do not apply on a consolidated basis.
Financial Statements and Audits
As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP and our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Until December 31, 2006 we prepared our consolidated financial statements in accordance with U.S. GAAP as then permitted by the German Commercial Code.
Since we have waived the application of capital adequacy requirements and large exposure limits on an unconsolidated basis beginning January 1, 2007, our compliance with such requirements is determined solely on a consolidated basis pursuant to consolidated financial statements prepared in accordance with IFRS.
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

20-F Item 4: Information on the Company
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
Enforcement of Banking Regulations; Investigative Powers
Investigations and Official Audits
The BaFin conducts audits of banks on a random basis, as well as for cause. The BaFin is also responsible for auditing internal risk models used by a bank for regulatory purposes. It may require a bank to furnish information and documents in order to ensure that the bank is complying with the Banking Act and applicable regulations. The BaFin may conduct investigations without having to state a reason therefor.
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
In response to the current crisis on the financial markets, proposals are discussed to enhance the BaFin’s enforcement powers. One proposal is to empower the BaFin to instruct a bank that is in danger of defaulting on its obligations to increase its capital by issuing common stock to the newly created Financial-Market Stabilization Fund (Sonderfonds Finanzmarktstabilisierung) notwithstanding any shareholder resolutions to the contrary.
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
Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. Investor compensation institutions are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Investor compensation institutions’ liabilities for failed banks are limited to 90 % of the aggregate value of each creditor’s deposits with the bank and to 90 % of the aggregate value of obligations arising from securities transactions. The maximum liability of an investor compensation institution to any one creditor is limited to € 20,000. In February 2009, the Federal government introduced a bill to amend the Deposit Guarantee Act by raising the limit to € 50,000 from June 30, 2009 onwards and to € 100,000 from December 31, 2010 onwards and to provide for 100 % coverage within these limits. This amendment will transpose a European directive expected to be passed this spring.
Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee

20-F Item 4: Information on the Company
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
Regulation and Supervision in the European Economic Area
Since 1989 the European Union enacted a number of Directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. They also retain responsibility for the provision of securities services within the territory of the host country.
Regulation and Supervision in the United States
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch. We also control U.S. banking subsidiaries, including Deutsche Bank Trust Company Americas (“DBTCA”), and U.S. broker-dealers, such as Deutsche Bank Securities Inc., U.S. nondepositary trust companies and nonbanking subsidiaries.
Regulatory Authorities
Deutsche Bank AG and Taunus Corporation, its wholly owned subsidiary, are bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act), by virtue of, among other things, our ownership of DBTCA. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”.

DBTCA is a New York state-chartered bank and a member of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). As such, DBTCA is subject to regulation, supervision and examination by the Federal Reserve System and the New York State Banking Department and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is not a member of the Federal Reserve System. As a state non-member bank the deposits of which are insured by the FDIC, it is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Our New York branch is supervised by the Federal Reserve System and the New York State Banking Department, but its deposits are not insured (or eligible to be insured) by the FDIC. Our federally-chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which we conduct banking operations, including New Jersey.
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

20-F Item 4: Information on the Company
Our status as a financial holding company, and resulting ability to engage in the broader range of activities permitted under the GLB Act, are dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” (as defined by Federal Reserve Board regulations) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain capital ratios comparable to those of a well-capitalized U.S. bank, including a Tier 1 risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%. If we or one of our U.S. depository institutions cease to be well-capitalized or well-managed, or otherwise fail to meet any of the requirements for financial holding company status, then, depending on which requirement we fail to meet, we may be required to discontinue activities and investments authorized under the GLB Act or terminate our U.S. banking operations.
Pursuant to Supervision and Regulation Letter No. 01-01 (SR 01-01), issued in 2001 by the Federal Reserve Board’s Division of Banking Supervision and Regulation, Taunus Corporation, as the top-tier U.S. bank holding company subsidiary of Deutsche Bank AG, is not required to comply with capital adequacy guidelines generally made applicable to U.S. banking organizations by the Federal Reserve Board, as long as Deutsche Bank AG remains a financial holding company that the Federal Reserve Board continues to regard as well capitalized and well managed. Because Taunus Corporation is able to fund its subsidiaries via its parent, it does not maintain stand-alone capital. Therefore, should Deutsche Bank AG cease to be well capitalized or well managed, and should Taunus Corporation thereby (or otherwise because of a change in Federal Reserve Board policy) become subject to U.S. capital guidelines, Deutsche Bank AG would have to restructure its U.S. activities. The extent of such restructuring, and the adverse affects that it would have on the financial condition and operations of Deutsche Bank, cannot be estimated at this time.
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
The so-called “push-out” provisions of the GLB Act also narrow the exclusion of banks (including U.S. branches of foreign banks, such as our New York branch) from the definitions of “broker” and “dealer” under the Securities Exchange Act of 1934. The rules narrowing the exclusion of banks from the definition of “dealer” became effective on September 30, 2003 and those narrowing the exclusion of banks from the definition of “broker” became effective for us on January 1, 2009. As a result of these rules, certain securities activities conducted by DBTCA and our New York branch have been restructured or transferred to one or more U.S. registered broker-dealer subsidiaries.
In addition, under U.S. federal banking laws, state-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as DBTCA), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of our New York branch).
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
Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors. In the case of foreign banking corporations that have been designated as “well-rated” by the New York State Superintendent of Banks, as our New York branch has been, the amount of assets required to be pledged is determined on the basis of sliding scale, whereby the amount required to be pledged as a percentage of third-party liabilities decreases from 1 % to 0.25 % as such liabilities increase from U.S.$ 1 billion or less to more than U.S.$ 10 billion (up to a maximum of U.S.$ 100 million of assets pledged). Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks we may need to maintain substantial additional amounts of eligible assets with banks in the State of New York.
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

20-F Item 4: Information on the Company
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
Deutsche Bank Trust Company Americas
DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using a risk-based assessment system adopted by the FDIC pursuant to regulations that became effective January 1, 2007). These assessments can currently vary between 12 to 14 basis points for well managed and well capitalized banks, and are based on the examination rating accorded a bank by its primary federal regulator (the Federal Reserve Board in the case of DBTCA) and, in certain cases, the bank’s long-term debt ratings established by nationally recognized statistical rating organizations. The FDIC has recently finalized proposed changes to the risk-based assessment scale designed to make the assessment system more risk sensitive. The new assessment rules which take effect beginning April 1, 2009, provide for an expanded range of assessments and alter the way the FDIC differentiates for risk in the system. The FDIC projects an overall average assessment rate for FDIC insured institutions of 15.4 basis points beginning in April 2009 and intends to impose special assessments in 2009 in light of losses incurred by the Deposit Insurance Fund on account of current financial market conditions. In 2008, the FDIC’s deposit insurance was temporarily increased from U.S.$ 100,000 to U.S.$ 250,000 per depositor through December 31, 2009.
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

DBTCA and its sister bank, Deutsche Bank Trust Company Delaware, participate in the FDIC’s Temporary Liquidity Guarantee Program, and particularly, the Transaction Account Guarantee Program thereunder, pursuant to which the FDIC guarantees certain noninterest-bearing transaction accounts. Under the Transaction Account Guarantee Program, eligible noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account until December 1, 2009. Institutions participating in the Transaction Account Guarantee Program are assessed a supplemental premium on balances exceeding the U.S.$ 250,000 per-customer limit for deposit insurance.
It is not possible to predict the potential financial impact on us of any U.S. banking and financial sector-related regulatory changes that may be made as a result of current financial market conditions. Our U.S. competitors have access to funds from the Troubled Asset Repurchase Program (TARP). Because we are a non-U.S. banking organization, we and our U.S. subsidiaries are not eligible to participate in the Capital Purchase Program under TARP.
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
Organizational Structure
We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We have provided information on Taunus Corporation’s principal subsidiaries, to give an idea of their businesses. We have also included Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft as well as DB Capital Markets (Deutschland) GmbH and its principal subsidiary.

20-F Item 4A: Unresolved Staff Comments
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
Property and Equipment
As of December 31, 2008, we operated in 72 countries out of 1,981 branches around the world, of which 50 % were in Germany. We lease a majority of our offices and branches under long-term agreements.
As of December 31, 2008, we had premises and equipment with a total book value of approximately € 3.7 billion. Included in this amount were land and buildings with a carrying value of approximately € 911 million. As of December 31, 2007, we had premises and equipment with a total book value of approximately € 2.4 billion. Included in this amount were land and buildings with a carrying value of approximately € 981 million.
We continue to review our property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses.
Information Required by Industry Guide 3
Please see pages S-1 through S-16 of the supplemental financial information, which pages are incorporated by reference herein, for information required by Industry Guide 3.

Item 4A:	Unresolved Staff Comments
We have not received written comments from the Securities and Exchange Commission regarding our periodic reports under the Exchange Act, as of any day 180 days or more before the end of the fiscal year to which this annual report relates, which remain unresolved.

Item 5:	Operating and Financial Review and Prospects
Overview
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in Item 18 of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-3.
We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Until December 31, 2006, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States. The effective date of our transition to IFRS was January 1, 2006.
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
Fair Value Estimates
Certain of our financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets that are classified as available for sale are carried at fair value with the changes in fair value reported in a component of shareholders’ equity. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated income statement, except where they are in cash flow hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in a component of shareholders’ equity.

20-F Item 5: Operating and Financial Review and Prospects
Trading assets include debt and equity securities, derivatives held for trading purposes and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which we do not have a controlling financial interest or significant influence, are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as available for sale instruments.
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.
In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. Our specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.
The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.
The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.
Methods of Determining Fair Value
A substantial percentage of our financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.

In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities and loans; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that we believe market participants would consider in setting a transaction price.
Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, we follow methodologies that consider factors such as bid-offer spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and our own credit risk in relation to financial liabilities).
The fair value of our financial liabilities (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in our own credit risk of the financial liability. For derivative liabilities we consider our own creditworthiness by assessing all counterparties’ potential future exposure to us, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and our own credit risk based on historic default levels. The change in our own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.
If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. We recognize the deferred amount using systematic methods over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). We use such a methodology because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining deferred profit is recognized through the income statement when the transaction becomes observable and/or we enter into a transaction that will substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. The decision regarding the subsequent recognition of the deferred amount is made after careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.
We have established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. If fair value is determined by valuation models, the assumptions and techniques

20-F Item 5: Operating and Financial Review and Prospects
within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. If the price and parameter inputs are observable, they are verified against independent sources.
If prices and parameter inputs or assumptions are not observable, the appropriateness of fair value is subject to additional procedures to assess its reasonableness. Such procedures include performing revaluations using independently generated models, assessing the valuations against appropriate proxy instruments, performing sensitivity analysis and extrapolation techniques, and considering other benchmarks. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of the way the market operates by calibrating the results of the valuation models against market transactions. These procedures require the application of management judgment.
Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market, valuation techniques based on observable parameters and valuation techniques using significant unobservable parameters. This disclosure is provided in Note [11] to the consolidated financial statements. Our financial assets held at fair value for which we determine fair value using valuation techniques where observable prices or inputs were not available were € 88.7 billion at December 31, 2008, compared to € 87.8 billion at December 31, 2007. Our financial liabilities held at fair value for which we determine fair value using valuation techniques where observable prices or inputs were not available were € 34.4 billion at December 31, 2008 and € 23.1 billion at December 31, 2007. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.
Other valuation controls include review and analysis of daily profit and loss, validation of valuation through close out profit and loss and Value-at-Risk back-testing. For further discussion on our Value-at-Risk Analysis, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk – Value-at-Risk Analysis.”
Reclassification of Financial Assets
We classify our financial assets into the following categories: financial assets at fair value through profit or loss, financial assets available for sale (“AFS”) or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or available for sale classifications.
In the third quarter 2008, we identified assets, eligible under the amendments, for which we had a clear change of intent to hold for the foreseeable future. These assets were reclassified with effect from July 1, 2008 at fair value as of that date. In the fourth quarter 2008, we made additional reclassifications, at fair value at the date of reclassification. Where the decision to reclassify was made by November 1, 2008, the reclassifications were made with effect from

October 1, 2008, at fair value on that date. Reclassifications made after November 1, 2008 were made on a prospective basis at fair value on the date of reclassification. All reclassifications were to loans. In these instances, management believed the intrinsic values of the assets exceeded their estimated fair values, which have been significantly adversely impacted by the reduced liquidity in the financial markets, and returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned more closely the accounting with the business intent.
Significant management judgment and assumptions are required to identify assets eligible under the amendments for which intrinsic value exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in “Fair Value Estimates”) at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters was particularly challenging in the highly volatile and uncertain economic and financial market conditions that characterized the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. We have established a minimum guideline for what constitutes a change of intent to hold for the foreseeable future. At the time of reclassification, there must be:
—	no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict our ability to hold or require sale; and
—	the business plan going forward should not be to profit from short-term movements in price.
Qualifying financial assets proposed for reclassification which meet the minimum guideline are considered based on the facts and circumstances of each asset under consideration. A positive management determination is required after taking into account the ability and plausibility to execute the strategy to hold.
At the time of reclassification and subsequently, the reclassified assets, which are now accounted for as loans, are tested for impairment as described under “Impairment of Financial Assets”.
To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized.
Impairment of Financial Assets
At each balance sheet date we assess whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if there is:
—	objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
—	a reliable estimate of the loss amount can be made.

20-F Item 5: Operating and Financial Review and Prospects
The volume of our financial assets that are subject to testing for impairment has increased due to the reclassification of financial assets in the second half of 2008. In assessing assets for impairment, significant management judgment is required, particularly in circumstances of great economic and financial uncertainty, such as those of the current financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.
Impairment of Loans and Provision for Off-balance Sheet Positions
At each balance sheet date we assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment at the balance sheet date. Additionally, all impaired loans are reviewed to determine if there has been a change in the impairment.
To determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, such as default or delinquency in interest or principal payments.
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loans’ original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount for collectively assessed loans has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures with counterparties domiciled in countries where there are serious doubts about the ability of the counterparty to comply with the repayment terms due to the economic or political situation prevailing in that country. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we do business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private banking and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans and includes an allowance for an individually assessed loss component and a collectively assessed loss component. Any loss amounts are recognized as an allowance in the balance sheet within other liabilities and charged to the income statement as a component of the provision for credit losses.
We believe that the accounting estimate related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period. Such changes may materially affect our results of operations.
Our provision for credit losses totaled € 1,076 million, € 612 million and € 298 million for the years ended December 31, 2008, 2007 and 2006, respectively.
For further discussion on our provision for credit losses, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Risk – Credit Loss Experience and Allowance for Loan Losses” and Notes [15] and [16] to the consolidated financial statements.
Impairment of Other Financial Assets
Equity method investments, and financial assets classified as available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. In the case of equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans. If information becomes available after we make our evaluation, we may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. Our impairment reviews for equity method investments and financial assets available for sale resulted in impairment charges of € 970 million in 2008, € 286 million in 2007 and € 27 million in 2006. For additional information on financial assets classified as available for sale, see Note [13] to the consolidated financial statements and for equity method investments, see Note [14] to the consolidated financial statements.

20-F Item 5: Operating and Financial Review and Prospects
Impairment of Non-financial Assets
Certain non-financial assets, including goodwill and other intangible assets, are subject to impairment review. We record impairment charges on assets in this category when we believe that their carrying value may not be recoverable.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2008 and 2007, goodwill had a carrying amount of € 7.5 billion and € 7.2 billion, respectively, and other intangible assets had a carrying amount of € 2.3 billion and € 2.2 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple divisions.
In 2008, goodwill and other intangible asset impairments of € 586 million were recorded of which € 580 million related to investments in Asset and Wealth Management. In 2007, goodwill and other intangible asset impairments were € 133 million of which € 77 million were recognized in Asset and Wealth Management and € 54 million in Corporate Investments. In 2006, goodwill and other intangible asset impairments of € 31 million were recorded in Corporate Investments. For further discussion on goodwill and other intangible assets, see Note [21] to the consolidated financial statements.
Unrecognized Deferred Tax Assets
We recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining unrecognized deferred tax assets, we use historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, we re-evaluate our estimate related to unrecognized deferred tax assets, including our assumptions about future profitability. At December 31, 2008 and December 31, 2007 the value of unrecognized deferred tax assets was € 1.7 billion and € 872 million, respectively.
We believe that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If we were to recognize previously unrecognized deferred tax assets in the future, an adjustment to our deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.
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
Operating Results (2008 vs. 2007)
You should read the following discussion and analysis in conjunction with our consolidated financial statements.
Executive Summary
In 2008 the banking industry experienced its most serious financial crisis in decades. The near breakdown of the global financial system could only be avoided through massive intervention from governments and central banks. Trust in the stability of the national and international financial system was in particular shaken by the insolvency of a U.S. investment bank in September 2008, which started an accelerated downward spiral in an already extremely volatile financial market environment. The markets late in the year were characterized by unprecedented levels of volatility and the breakdown of historically observed correlations across asset classes, compounded by extreme illiquidity. Operating in such an exceptionally turbulent market environment throughout 2008, particularly in the fourth quarter, we recorded a net loss of € 3.9 billion for the full year. Some weaknesses in our business model were exposed while operating in this environment and we are repositioning our platforms in some core businesses in consequence. We have also taken and continue to take steps to reduce our overall risk positions in CB&S, particularly in areas most impacted by the market conditions, by managing and reducing costs and by reducing our leverage while maintaining a strong Tier 1 capital ratio.

20-F Item 5: Operating and Financial Review and Prospects
We recorded a loss before income taxes of € 5.7 billion for 2008, compared with income before income taxes of € 8.7 billion for 2007. Net revenues of € 13.5 billion in 2008 were € 17.3 billion, or 56%, below net revenues in 2007. Our pre-tax return on average active equity was negative 18 % in 2008 versus positive 29 % in 2007. Our pre-tax return on average shareholders’ equity was negative 16 % in 2008 and positive 24 % in 2007. Our net loss was € 3.9 billion in 2008, compared with net income of € 6.5 billion in 2007. Diluted earnings per share were negative € 7.61 in 2008 and positive € 13.05 in 2007.
CIB’s net revenues declined 84%, from € 19.1 billion in 2007 to € 3.1 billion in 2008. Overall Sales & Trading net revenues for 2008 were negative € 506 million compared with positive € 13.0 billion in 2007. This reflects the impact of unprecedented market turmoil, especially late in the year, on some of our trading businesses, particularly Credit Trading (including proprietary trading activities), Equity Derivatives and Equity Proprietary Trading. Strong client business flows and favorable positioning generated record revenues in the Foreign Exchange and Money Market businesses, which partially offset our weak results in other trading areas. The dislocations in the financial markets also impacted revenues in our Origination and Advisory businesses, which decreased by € 2.5 billion to € 212 million in 2008, from € 2.7 billion in 2007, due to significant mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, and as volumes of business combinations and capital market transactions fell. PCAM’s net revenues were € 9.0 billion, a decrease of € 1.1 billion, largely driven by the negative effect of market conditions on our performance and asset-based fees in the portfolio fund management business and on our brokerage business, as well as certain specific significant items, including mark-downs on seed capital and other investments.
Our noninterest expenses were € 18.2 billion in 2008 and € 21.4 billion in 2007, a decline of € 3.2 billion, or 15%. Compensation and benefits, driven by significantly lower performance-related compensation in line with the lower operating results, was the most important factor in the overall decrease.
In 2008, the provision for credit losses of € 1.1 billion was € 464 million, or 76%, higher than in 2007. The increase was due largely to provisions on loans reclassified according to amendments to IAS 39 and higher provisions in PBC attributable to the deteriorating credit environment and business growth.
Trends and Uncertainties
The significant decline in net revenues in 2008 compared to 2007 was driven by CB&S with mark-downs on certain assets that have been heavily impacted by the global credit crisis and by certain trading losses, both in the third and the fourth quarters of 2008. Mark-downs related in particular to additional reserves against monoline insurers, mark-downs on residential mortgage-backed securities, on commercial real estate loans as well as on leveraged finance loans and loan commitments. Trading losses occurred primarily in credit, equities and equity derivatives, including losses in proprietary trading positions. Exposures in these asset categories have been reduced significantly and the future impact on revenues is not expected to reach 2008 levels. However, the results of our businesses, and in particular the businesses housed in CIB, are highly dependent on and materially impacted by the conditions in financial markets and the overall economic environment. They are therefore in our view incapable of producing predictable results in the current market and economic environment. We expect volatility in our results from these businesses, and given their volumes, in our Group results, to continue at historically high levels at least until the international financial markets have stabilized. Revenues in PCAM’s investment management businesses also suffered from the difficult market environment in 2008 which led to lower customer activity and a decline in the value of invested assets. Ongoing market turbulence and a continued lack of investor confidence are likely to cause this trend to continue. Revenues in 2008 included significant gains on sales of our industrial holdings portfolio. We do not expect material gains from such assets going forward.
The increase in provision for credit losses in 2008 compared to 2007 resulted from deteriorating credit conditions, provisions related to loans reclassified in accordance with amendments to IAS 39 and from growth in volumes. The overall worsening of the economic outlook will likely continue to negatively impact the level of provision for credit losses.
The decrease in compensation and benefits in 2008 compared to 2007 reflected significantly lower performance-related compensation. The development of performance-related compensation will continue to depend significantly on the operating performance of our businesses. Severance charges increased in 2008, mainly resulting from repositioning and efficiency programs. Such measures, which aim to reduce complexity in our operations, standardize processes across businesses and expand the offshoring of functions, are expected to continue in 2009.
The increase in general and administrative expenses in 2008 compared to 2007 was due mainly to litigation-related charges, higher expenses related to consolidated investments and other specific factors. Excluding these factors, general and administrative expenses decreased in 2008 following reductions in business volumes and cost saving initiatives, which are expected to contribute to a further decline of general and administrative expenses going forward.
The actual effective tax rate was 32.1 % in 2008. Numerous factors can distort the effective tax rate, especially in periods with low income. In 2008, such factors included continued losses in certain entities that resulted in unrecognized deferred tax assets and share based payments which are determined by our share price.

20-F Item 5: Operating and Financial Review and Prospects
Financial Results
The following table presents our condensed consolidated statement of income for 2008, 2007 and 2006.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Net interest income	12,453	8,849	7,008	3,604	41	1,841	26

Provision for credit losses	1,076	612	298	464	76	314	105

Net interest income after provision for credit losses	11,377	8,237	6,710	3,140	38	1,527	23

Commissions and fee income	9,749	12,289	11,195	(2,540)	(21)	1,094	10

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892	(17,167)	N/M	(1,717)	(19)

Net gains (losses) on financial assets available for sale	666	793	591	(127)	(16)	202	34

Net income (loss) from equity method investments	46	353	419	(307)	(87)	(66)	(16)

Other income	568	1,286	389	(718)	(56)	897	N/M

Total noninterest income	1,037	21,896	21,486	(20,859)	(95)	410	2

Total net revenues	12,414	30,133	28,196	(17,719)	(59)	1,937	7

Compensation and benefits	9,606	13,122	12,498	(3,516)	(27)	624	5

General and administrative expenses	8,216	7,954	7,069	262	3	885	13

Policyholder benefits and claims	(252)	193	67	(445)	N/M	126	188

Impairment of intangible assets	585	128	31	457	N/M	97	N/M

Restructuring activities	–	(13)	192	13	N/M	(205)	N/M

Total noninterest expenses	18,155	21,384	19,857	(3,229)	(15)	1,527	8

Income (loss) before income taxes	(5,741)	8,749	8,339	(14,490)	N/M	410	5

Income tax expense (benefit)	(1,845)	2,239	2,260	(4,084)	N/M	(21)	(1)

Net income (loss)	(3,896)	6,510	6,079	(10,406)	N/M	431	7

Net income (loss) attributable to minority interest	(61)	36	9	(97)	N/M	27	N/M

Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070	(10,309)	N/M	404	7

N/M – Not meaningful

Net Interest Income
The following table sets forth data related to our net interest income.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Total interest and similar income	54,549	64,675	58,275	(10,126)	(16)	6,400	11

Total interest expenses	42,096	55,826	51,267	(13,730)	(25)	4,559	9

Net interest income	12,453	8,849	7,008	3,604	41	1,841	26

Average interest-earning assets[1]	1,216,666	1,226,191	1,071,617	(9,525)	(1)	154,574	14

Average interest-bearing liabilities[1]	1,179,631	1,150,051	1,005,133	29,580	3	144,918	14

Gross interest yield[2]	4.48%	5.27%	5.44%	(0.79) ppt	(15)	(0.17) ppt	(3)

Gross interest rate paid[3]	3.57%	4.85%	5.10%	(1.28) ppt	(26)	(0.25) ppt	(5)

Net interest spread[4]	0.91%	0.42%	0.34%	0.49 ppt	117	0.08 ppt	24

Net interest margin[5]	1.02%	0.72%	0.65%	0.30 ppt	42	0.07 ppt	11

ppt	–	Percentage points

1		Average balances for each year are calculated in general based upon month-end balances.

2		Gross interest yield is the average interest rate earned on our average interest-earning assets.

3		Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4		Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5		Net interest margin is net interest income expressed as a percentage of average interest-earning assets.
Net interest income in 2008 was € 12.5 billion, an increase of € 3.6 billion, or 41%, from 2007. Both total interest and similar income and total interest expenses were significantly down versus 2007, mainly reflecting the overall declining interest levels as central banks globally cut rates during 2008 in response to the credit crunch. The decrease in interest expenses was more pronounced than the decrease in interest income. Although our average interest-bearing liabilities volume increased by € 29.6 billion, or 3%, in 2008, our ability to fund at significantly lower rates compared to 2007 was the main reason for the widening of our net interest spread by 49 basis points and of our net interest margin by 30 basis points.
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

20-F Item 5: Operating and Financial Review and Prospects
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

				2008 increase (decrease)		2007 increase (decrease)
				from 2007		from 2006
in € m.
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
CIB – Sales & Trading (equity)	(1,513)	3,335	2,441	(4,848)	N/M	894	37

CIB – Sales & Trading (debt and other products)	(6,647)	3,858	5,919	(10,505)	N/M	(2,061)	(35)

Other	(1,832)	(18)	531	(1,814)	N/M	(549)	N/M

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892	(17,167)	N/M	(1,717)	(19)

N/M – Not meaningful
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) were a loss of € 6.6 billion in 2008, compared to a gain of € 3.9 billion in 2007. This development was mainly driven by mark-downs relating to reserves against monoline insurers, provisions against residential mortgage-backed securities and commercial real estate loans and significant losses in our credit trading businesses, including our proprietary trading businesses in the third and fourth quarter of 2008, which are described in more detail in the discussion of the results in CB&S. Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity) were losses of € 1.5 billion, mainly generated in Equity Derivatives and Equity Proprietary Trading, compared to net gains of € 3.3 billion in 2007. The main contributor to the net loss of € 1.8 billion on financial assets/liabilities at fair value through profit or loss from Other products were net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments during 2008.
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

In order to provide a more business-focused commentary, the following table presents net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Net interest income	12,453	8,849	7,008	3,604	41	1,841	26

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892	(17,167)	N/M	(1,717)	(19)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,461	16,024	15,900	(13,563)	(85)	124	1

Breakdown by Group Division/CIB product[1]:

Sales & Trading (equity)	(1,895)	3,117	2,613	(5,012)	N/M	504	19
Sales & Trading (debt and other products)	317	7,483	8,130	(7,166)	(96)	(648)	(8)
Total Sales & Trading	(1,578)	10,600	10,743	(12,178)	N/M	(144)	(1)

Loan products[2]	1,014	499	490	515	103	9	2

Transaction services	1,358	1,297	1,074	61	5	223	21

Remaining products[3]	(1,821)	(118)	435	(1,703)	N/M	(554)	N/M

Total Corporate and Investment Bank	(1,027)	12,278	12,743	(13,305)	N/M	(465)	(4)

Private Clients and Asset Management	3,871	3,529	3,071	342	10	457	15

Corporate Investments	(172)	157	3	(329)	N/M	154	N/M

Consolidation & Adjustments	(211)	61	83	(272)	N/M	(22)	(27)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,461	16,024	15,900	(13,563)	(85)	124	1

N/M – Not meaningful

1
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
Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were negative € 1.6 billion in 2008, compared to positive € 10.6 billion in 2007. The main drivers for the decrease were the aforementioned mark-downs on credit-related exposures, as well as losses in Equity Derivatives and Proprietary Trading. The increase in Loan products was driven by interest income on assets transferred from Origination (Debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39 and mark-to-market hedge gains. The decrease of € 1.7 billion in Remaining products resulted mainly from net mark-downs on leveraged loans and loan commitments.
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.9 billion in 2008, an increase of € 342 million, or 10%, compared to 2007. The main contributor to the increase was higher net interest income following the consolidation of several money market funds in the first half of 2008, which are described in more detail under “Special Purpose Entities”. Higher loan and deposit volumes from growth in PBC also contributed to the increase.
Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 172 million in 2008, compared to positive € 157 million in 2007, primarily reflecting mark-to-market losses from our option to increase our share in Hua Xia Bank in China.

20-F Item 5: Operating and Financial Review and Prospects
Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 211 million in 2008 compared to positive € 61 million in 2007. The main reasons for the decrease were higher funding expenses and lower net interest income related to tax refunds.
Provision for Credit Losses
Provision for credit losses was € 1.1 billion in 2008, up 76%, compared to € 612 million in 2007. This increase reflects net charges of € 408 million in CIB, compared to € 109 million in the prior year, and a 33 % increase in PCAM’s provisions to € 668 million, primarily in PBC. The increase in CIB included € 257 million of provisions related to loans reclassified in accordance with amendments to IAS 39 and additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Risk – Credit Loss Experience and Allowance for Loan Losses”.
Remaining Noninterest Income
The following table sets forth information on our Remaining noninterest income.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Commissions and fee income[1]	9,749	12,289	11,195	(2,540)	(21)	1,094	10

Net gains (losses) on financial assets available for sale	666	793	591	(127)	(16)	202	34

Net income (loss) from equity method investments	46	353	419	(307)	(87)	(66)	(16)

Other income	568	1,286	389	(718)	(56)	897	N/M

Total remaining noninterest income	11,029	14,721	12,594	(3,692)	(25)	2,127	17

N/M – Not meaningful

1	Includes:

	2008	2007	2006	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:

Commissions for administration	384	427	436	(43)	(10)	(9)	(2)

Commissions for assets under management	2,815	3,376	3,293	(561)	(17)	83	3

Commissions for other securities business	215	162	182	53	33	(20)	(11)

Total	3,414	3,965	3,911	(551)	(14)	54	1

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	1,341	2,515	2,220	(1,175)	(47)	295	13

Brokerage fees	2,457	2,982	2,489	(525)	(18)	493	20

Total	3,798	5,497	4,709	(1,700)	(31)	788	17

Fees for other customer services	2,537	2,827	2,575	(289)	(10)	252	10

Total commissions and fee income	9,749	12,289	11,195	(2,540)	(21)	1,094	10

Commissions and fee income. Total 2008 commissions and fee income was € 9.7 billion, a decrease of € 2.5 billion, or 21%, compared with 2007. Commissions and fees from fiduciary activities decreased € 551 million compared to the prior year, mainly driven by lower performance and asset-based fees in PCAM. Underwriting and advisory fees decreased by € 1.2 billion, or 47%, and Brokerage fees by € 525 million, or 18%, mainly driven by CB&S, as business volumes decreased in line with market developments. Fees for other customer services also decreased € 289 million.
Net gains (losses) on financial assets available for sale. Total net gains on financial assets available for sale were € 666 million in 2008, down € 127 million, or 16%, compared to 2007. The 2008 result was driven mainly by net gains of € 1.3 billion from the sale of industrial holdings in CI (mainly related to reductions of our holdings in Daimler AG and Linde AG and the sale of our remaining holding in Allianz SE), partly offset by impairment charges in CIB’s sales and trading areas, including mainly a € 490 million impairment loss on our available for sale positions. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI’s industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB’s sales and trading areas were entirely offset by impairment charges.
Net income (loss) from equity method investments. Net income from our equity method investments was € 46 million and € 353 million in 2008 and 2007, respectively. There were no significant individual items included in 2008. The key contributors in 2007 were CI and the RREEF Alternative Investments business in AM. CI’s income in 2007 was driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of CI’s goodwill of € 54 million).
Other income. Total other income was € 568 million in 2008. The decrease of € 718 million compared to 2007 reflected specific items in the prior period including the sale and leaseback transaction of our premises at 60 Wall Street in 2007, and lower gains from the disposal of consolidated subsidiaries in 2008. Charges related to certain consolidated money market funds, which were offset in other revenue categories, further contributed to this development. The reduction was partly offset by higher insurance premiums, primarily from the acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007.

20-F Item 5: Operating and Financial Review and Prospects
Noninterest Expenses
The following table sets forth information on our noninterest expenses.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Compensation and benefits	9,606	13,122	12,498	(3,516)	(27)	624	5

General and administrative expenses[1]	8,216	7,954	7,069	262	3	885	13

Policyholder benefits and claims	(252)	193	67	(445)	N/M	126	188

Impairment of intangible assets	585	128	31	457	N/M	97	N/M

Restructuring activities	–	(13)	192	13	N/M	(205)	N/M

Total noninterest expenses	18,155	21,384	19,857	(3,229)	(15)	1,527	8

N/M – Not meaningful

1	Includes:

	2008	2007	2006	in € m.	in %	in € m.	in %

IT costs	1,820	1,867	1,585	(47)	(3)	282	18

Occupancy, furniture and equipment expenses	1,434	1,347	1,198	87	6	149	12

Professional service fees	1,164	1,257	1,203	(93)	(7)	54	4

Communication and data services	700	680	634	20	3	46	7

Travel and representation expenses	492	539	503	(47)	(9)	36	7

Payment, clearing and custodian services	418	437	431	(19)	(4)	6	1

Marketing expenses	373	411	365	(38)	(9)	46	13

Other expenses	1,815	1,416	1,150	399	28	266	23

Total general and administrative expenses	8,216	7,954	7,069	262	3	885	13

Compensation and benefits. The decrease of € 3.5 billion, or 27%, in 2008 compared to 2007 reflected significantly lower performance-related compensation, in line with lower operating results. This was partly offset by higher severance charges in CB&S and PBC, in connection with employee reductions resulting from repositioning and efficiency programs.
General and administrative expenses. The increase of € 262 million, or 3%, in 2008 compared to 2007 was due mainly to additional litigation-related charges in the current year after net releases of provisions in the prior year, and higher expenses related to consolidated investments in AM, both reflected in Other expenses. In addition, the increase of € 399 million in Other expenses includes a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities / Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S.
Policyholder benefits and claims. The credit of € 252 million in the current year, compared to a charge of € 193 million in 2007, resulted primarily from the aforementioned acquisition of Abbey Life Assurance Company Limited. These insurance-related credits are mainly offset by related net losses on financial assets/liabilities at fair value through profit or loss.
Impairment of intangible assets. 2008 included impairments of € 310 million on DWS Scudder intangible assets and a goodwill impairment of € 270 million in a consolidated investment, both in AM. An impairment charge of € 74 million on unamortized intangible assets in AM and a goodwill impairment charge of € 54 million in CI were recorded in 2007.
Restructuring activities. There were no restructuring charges in 2008. In 2007, the Business Realignment Program was completed and remaining provisions of € 13 million were released.

Income Tax Expense
A tax benefit of € 1.8 billion was recorded in 2008, compared to income tax expense of € 2.2 billion in 2007. The net benefit in 2008 was favorably driven by the geographic mix of income/loss, successful resolution of outstanding tax matters and a € 79 million policyholder tax credit related to the Abbey Life business. These beneficial impacts were partly offset by an increase in our unrecognized deferred tax assets through losses incurred by certain U.S. entities since the third quarter and a tax charge related to share based compensation as a result of the decline in our share price. The actual effective tax rates were 32.1 % in 2008 and 25.6 % in 2007.
Results of Operations by Segment (2008 vs. 2007)
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
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2008. Segment results were prepared in accordance with our management reporting systems.

2008	Corporate	Private	Corporate	Total	Consoli-	Total
	and	Clients and	Investments	Management	dation &	Consolidated
in € m.	Investment	Asset		Reporting	Adjustments
(unless stated otherwise)	Bank	Management
Net revenues	3,078	9,041	1,290	13,408	82	13,490 [1]

Provision for credit losses	408	668	(1)	1,075	1	1,076

Total noninterest expenses	10,090	7,972	95	18,156	(0)	18,155

therein:
Policyholder benefits and claims	(273)	18	–	(256)	4	(252)
Impairment of intangible assets	5	580	–	585	–	585
Restructuring activities	–	–	–	–	–	–

Minority interest	(48)	(20)	2	(66)	66	–

Income (loss) before income taxes	(7,371)	420	1,194	(5,756)	15	(5,741)

Cost/income ratio	N/M	88%	7%	135%	N/M	135%

Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423

Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079

Pre-tax return on average active equity[4]	(36) %	5%	N/M	(20) %	N/M	(18) %

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from our target definition.

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

4	For the calculation of pre-tax return on average active equity please refer to Note [2]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is (16)%.

20-F Item 5: Operating and Financial Review and Prospects

2007	Corporate	Private	Corporate	Total	Consoli-	Total
	and	Clients and	Investments	Management	dation &	Consolidated
in € m.	Investment	Asset		Reporting	Adjustments
(unless stated otherwise)	Bank	Management
Net revenues	19,092	10,129	1,517	30,738	7	30,745	[1]

Provision for credit losses	109	501	3	613	(1)	612

Total noninterest expenses	13,802	7,560	220	21,583	(199)	21,384

therein:
Policyholder benefits and claims	116	73	–	188	5	193
Impairment of intangible assets	–	74	54	128	–	128
Restructuring activities	(4)	(9)	(0)	(13)	(0)	(13)

Minority interest	34	8	(5)	37	(37)	–

Income (loss) before income taxes	5,147	2,059	1,299	8,505	243	8,749

Cost/income ratio	72%	75%	15%	70%	N/M	70%

Assets[2]	1,800,027	156,767	13,005	1,916,304	8,699	1,925,003

Average active equity[3]	20,714	8,539	473	29,725	368	30,093

Pre-tax return on average active equity[4]	25%	24%	N/M	29%	N/M	29%

N/M – Not meaningful

1
Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from our target definition.

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

4	For the calculation of pre-tax return on average active equity please refer to Note [2]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 24%.

2006	Corporate	Private	Corporate	Total	Consoli-	Total
	and	Clients and	Investments	Management	dation &	Consolidated
in € m.	Investment	Asset		Reporting	Adjustments
(unless stated otherwise)	Bank	Management
Net revenues	18,802	9,315	574	28,691	(197)	28,494	[1]

Provision for credit losses	(94)	391	2	298	(0)	298

Total noninterest expenses	12,789	7,000	214	20,003	(146)	19,857

therein:
Policyholder benefits and claims	–	63	–	63	4	67
Impairment of intangible assets	–	–	31	31	–	31
Restructuring activities	99	91	1	192	(0)	192

Minority interest	23	(11)	(3)	10	(10)	–

Income (loss) before income taxes	6,084	1,935	361	8,380	(41)	8,339

Cost/income ratio	68%	75%	37%	70%	N/M	70%

Assets[2]	1,404,256	130,753	17,783	1,512,759	7,821	1,520,580

Average active equity[3]	17,105	7,206	1,057	25,368	255	25,623

Pre-tax return on average active equity[4]	36%	27%	34%	33%	N/M	33%

N/M – Not meaningful

1
Includes a gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from our target definition.

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

4	For the calculation of pre-tax return on average active equity please refer to Note [2]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 28%.

Group Divisions
Corporate and Investment Bank Group Division
The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Sales & Trading (equity)	(630)	4,613	4,039

Sales & Trading (debt and other products)	124	8,407	9,016

Origination (equity)	336	861	760

Origination (debt)	(713)	714	1,331

Advisory	589	1,089	800

Loan products	1,260	974	946

Transaction services	2,774	2,585	2,228

Other products	(661)	(151)	(318)

Total net revenues	3,078	19,092	18,802
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(1,027)	12,278	12,743

Provision for credit losses	408	109	(94)

Total noninterest expenses	10,090	13,802	12,789
therein:
Policyholder benefits and claims	(273)	116	–
Impairment of intangible assets	5	–	–
Restructuring activities	–	(4)	99

Minority interest	(48)	34	23

Income (loss) before income taxes	(7,371)	5,147	6,084

Cost/income ratio	N/M	72%	68%

Assets	2,047,181	1,800,027	1,404,256

Average active equity[1]	20,262	20,714	17,105

Pre-tax return on average active equity	(36) %	25%	36%

N/M – Not meaningful

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

20-F Item 5: Operating and Financial Review and Prospects
Corporate Banking & Securities Corporate Division
The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Sales & Trading (equity)	(630)	4,613	4,039

Sales & Trading (debt and other products)	124	8,407	9,016

Origination (equity)	336	861	760

Origination (debt)	(713)	714	1,331

Advisory	589	1,089	800

Loan products	1,260	974	946

Other products	(661)	(151)	(318)

Total net revenues	304	16,507	16,574

Provision for credit losses	402	102	(65)

Total noninterest expenses	8,427	12,169	11,236
therein:
Policyholder benefits and claims	(273)	116	–
Impairment of intangible assets	5	–	–
Restructuring activities	–	(4)	77

Minority interest	(48)	34	23

Income (loss) before income taxes	(8,476)	4,202	5,379

Cost/income ratio	N/M	74%	68%

Assets	2,012,427	1,785,876	1,395,115

Average active equity[1]	19,181	19,619	16,041

Pre-tax return on average active equity	(44) %	21%	34%

N/M – Not meaningful

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2008 and 2007
Net revenues in 2008 were € 304 million, compared to € 16.5 billion in 2007. This development reflected mark-downs on credit market related assets of € 7.5 billion, compared to € 2.3 billion in the prior year, significant losses in key Sales & Trading businesses, particularly in the fourth quarter of 2008, and lower levels of Origination and Advisory revenues. The Corporate Banking & Securities Corporate Division recorded a loss before income taxes of € 8.5 billion in 2008, compared to income before income taxes of € 4.2 billion in 2007.
These losses reflect the impact on our business model of unprecedented levels of market volatility and correlation across asset classes during 2008 and particularly following the financial collapse of an U.S. investment bank in September. In response CB&S reduced its trading exposures in Equity and Credit Proprietary Trading. The Credit Proprietary Trading business has now been closed and legacy positions moved under different internal management. We continue to be exposed to further deterioration in prices for the remaining positions. The aforementioned losses more than offset significant year-on-year revenue growth in our customer-oriented money market and foreign exchange flow businesses.
Sales & Trading (debt and other products) revenues for the year were € 124 million, compared to € 8.4 billion in 2007. Key drivers of the decline were mark-downs of € 5.8 billion, relating to additional reserves against monoline insurers (€ 2.2 billion), further mark-downs on residential mortgage-backed securities (€ 2.1 billion) and commercial real estate loans (€ 1.1 billion), and impairment losses on available for sale positions (€ 490 million), compared to a total of € 1.6 billion in 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments of € 2.3 billion in Sales & Trading (debt and other products).
In Credit Trading, we incurred further losses of € 3.2 billion, predominantly in the fourth quarter, of which € 1.7 billion related to Credit Proprietary Trading. The losses in the Credit Proprietary Trading business were mainly driven by losses on long positions in the U.S. automotive sector and by falling corporate and convertible bond prices, as well as basis widening on significant other debt trading inventory versus the credit default swaps (CDS) established to hedge them. The remaining losses in our Credit Trading business were incurred across many sectors, as bonds were sold off and basis spreads widened, driven by significant market de-leveraging and low levels of liquidity. These losses were partially offset by record results in Foreign Exchange, Money Markets and Commodities, where customer activity remained strong.
Sales & Trading (equity) revenues were negative € 630 million, compared to positive € 4.6 billion in 2007. The decrease was mainly driven by losses in our Equity Derivatives and Equity Proprietary Trading businesses. In an environment characterized by severely dislocated equity markets, with unprecedented levels of volatility and very low levels of liquidity, Equity Derivatives incurred losses of € 1.4 billion, mainly in the fourth quarter. Significant increases in the levels of equity market volatility and in correlations between both individual equity securities and indices combined with the rapid downward repricing of dividend expectations negatively impacted the overall value of the structural positions we held from our significant client related trading activities in the European and other equity derivatives markets. Equity Proprietary Trading losses of € 742 million were driven by market-wide de-leveraging, which drove down convertible values and widened basis risk. However, the prime brokerage business continued to attract net new securities balances and generated revenues that were marginally lower than in 2007.
Revenues of € 212 million from Origination and Advisory were € 2.5 billion below 2007. The revenue decrease was caused primarily by mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, compared to € 759 million in 2007. In addition, revenues were affected by the turbulent conditions in the financial markets which led to lower issuances and new business volume compared to 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments from Origination and Advisory of € 1.1 billion.
Loan products revenues were € 1.3 billion, an increase of € 287 million, or 29%, compared to 2007. The increase was largely driven by mark-to-market hedge gains and interest income on assets transferred from Origination (debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39.
Other products revenues were negative € 661 million, a decrease of € 510 million compared to 2007. The decrease primarily resulted from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life Assurance Company Limited, which was acquired in the fourth quarter 2007. This effect is offset in noninterest expenses and has no impact on net income (loss).
The provision for credit losses was a net charge of € 402 million in 2008, compared to a net charge of € 102 million in 2007. The increase was driven by a provision for credit losses of € 257 million related to assets which had been

20-F Item 5: Operating and Financial Review and Prospects
reclassified in accordance with the amendments to IAS 39, together with additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.
Noninterest expenses decreased € 3.7 billion, or 31%, to € 8.4 billion in 2008. This decrease was primarily due to lower performance-related compensation in line with business results, as well as the aforementioned effects from Abbey Life which resulted in cost decreases of € 389 million. Savings from cost containment measures and lower staff levels were offset by higher severance charges.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
The results for 2008 were significantly positively impacted by the application of the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008. Under these amendments it is permissible to reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date.
In the third quarter, we identified assets, eligible under the amendments, for which we had a clear change of intent to hold for the foreseeable future. These assets were reclassified with effect from July 1, 2008 at fair value as of that date. In the fourth quarter 2008, we made additional reclassifications, at fair value at the date of reclassification. Where the decision to reclassify was made by November 1, 2008, the reclassifications were made with effect from October 1, 2008, at fair value on that date. Reclassifications made after November 1, 2008 were made on a prospective basis at fair value on the date of reclassification. All reclassifications were to loans. In these instances, management believed the intrinsic values of the assets exceeded their estimated fair values, which has been significantly adversely impacted by the reduced liquidity in the financial markets, and returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned more closely the accounting with the business intent.
The impacts of these reclassifications for CB&S are summarized in the following table and their consequential effect on credit market risk disclosures is provided in “Key Credit Market Exposures”.

	Dec 31, 2008		Period ended Dec 31, 2008
	Carrying value	Fair value	Impact on		Impact on net
			income before		gains (losses) not
			income taxes		recognized in the
					income statement
	in € bn.	in € bn.	in € m.		in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	16.2	14.3	2,073		–
Financial assets available for sale reclassified to loans	10.5	8.5	121		1,712

Origination and Advisory
Trading assets reclassified to loans	7.4	6.4	1,101		–

Loan products
Financial assets available for sale reclassified to loans	0.3	0.1	–		114

Total	34.4	29.3	3,295	[1]	1,826

1	In addition to the impact in CB&S, income before income taxes increased by € 32 million in PBC.

The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an “originate to distribute” strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits at reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 9.0 billion on the reclassification date.
Key Credit Market Exposures
The following is an update on the development of certain key credit positions exposed to fair value movements through the profit and loss account (“P&L”) (including protection purchased from monoline insurers) of those CB&S businesses that have been impacted throughout the global credit crisis and on which we have previously provided additional risk disclosures.
Assets reclassified from trading or available for sale to loans and receivables under the amendments to IAS 39 have been excluded from the 2008 figures as they no longer create fair value movements through P&L.
CDO Trading and Origination Businesses: The following table outlines the overall U.S. subprime residential mortgage-related exposures in our CDO trading businesses as of December 31, 2008 and December 31, 2007.

CDO subprime exposure – Trading	Dec 31, 2008			Dec 31, 2007
	Subprime	Hedges and	Subprime	Subprime	Hedges and	Subprime
	ABS CDO	other	ABS CDO	ABS CDO	other	ABS CDO
	gross	protection	net	gross	protection	net
in € m.	exposure	purchased	exposure	exposure	purchased	exposure
Super Senior tranches	640	(182)	458	1,778	(938)	840

Mezzanine tranches	228	(195)	33	1,086	(922)	164

Total Super Senior and Mezzanine tranches	868	(377)	491	2,864	(1,860)	1,004

Other net subprime-related exposure held by CDO businesses			(6)			186

Total net subprime exposure in CDO businesses			485			1,190

In the above table, exposure represents our potential loss in the event of a 100 % default of subprime securities and subprime-related ABS CDO, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different ABS CDO and other subprime exposures; for each subprime position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).
The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profit and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances. As of December 31, 2008, the Super Senior and Mezzanine gross exposures and hedges consisted of approximately 1% 2007, 30% 2006, 35% 2005 and 34% 2004 and earlier vintages.

20-F Item 5: Operating and Financial Review and Prospects
ABS CDO valuations are driven by parameters which can be separated into primary and secondary. Primary parameters are quantitative inputs into the pricing model. Secondary parameters can be qualitative (geographical concentration) or quantitative (historical default rates), and are used to determine the appropriate values for the primary parameters. Secondary parameters are used as guidelines to support the reasonable estimates for primary parameters. Key primary parameters driving valuation for CDO assets include forward rates, credit spreads, prepayment speeds, and correlation, default and recovery rates. Our assumptions are benchmarked against market transactions to the extent possible. We have also classified ABS CDO as subprime if 50 % or more of the underlying collateral are home equity loans.
In addition to subprime-related CDO exposure, we also have exposure to ABS CDO positions backed by U.S. Alt-A mortgage collateral. The table below summarizes our exposure for these positions on an equivalent basis to the above.

CDO Alt-A exposure - Trading	Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Total gross Alt-A exposure	201	603

Hedges and other protection purchased	(147)	(442)

Total net Alt-A exposure in CDO businesses	54	161

Our CDO businesses also have exposure to CDOs backed by other asset classes, including commercial mortgages, trust preferred securities and collateralized loan obligations. These exposures are typically hedged through transactions arranged with other market participants or through other related market instruments. Actual future profits and losses will depend on actual market movements, basis movements between different components of our positions, and our ability to adjust hedges in these circumstances.
In addition to the exposure classified as “trading”, the table below summarizes our exposure to U.S. subprime ABS CDOs classified as “Available for Sale”. These exposures arise from activities with Group sponsored consolidated asset-backed commercial paper conduits. While changes in the fair value of available for sale securities generally are recorded in equity, certain reductions in fair value are reflected in profit or loss. In the 2008 results, we recorded charges in profit or loss of € 448 million against these available for sale positions which have been previously recorded in equity. As of December 31, 2008, the remaining amount recorded in equity against these positions was € 15 million.

CDO subprime exposure – Available for sale and short positions on trading book	Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Available for sale	86	499

Short positions on trading book	–	(446)

Total net CDO subprime exposure	86	53

Residential Mortgage Trading Businesses: We also have ongoing exposure to the U.S. residential mortgage market through our trading, origination and securitization business in residential mortgages. The credit sensitive exposures are summarized below. Our analysis excludes both agency mortgage backed securities and agency eligible loans, which we do not consider to be credit sensitive products. Agency mortgage backed securities are not considered to be credit sensitive products as the timely payment of principal and interest on the underlying loans is guaranteed by government sponsored entities (“GSEs”). Agency eligible loans are not considered to be credit sensitive products as they are underwritten to meet agency guidelines, which allow them to be sold to GSEs. Our analysis also excludes interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets.

Other U.S. residential mortgage business exposure	Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Alt-A	3,406	7,848

Subprime	84	214

Other	1,359	1,666

Total other U.S. residential mortgage gross assets	4,849	9,729

Hedges and other protection purchased	(3,993)	(6,921)

Other trading-related net positions	403	803

Total net other U.S. residential mortgage business exposure	1,259	3,611

In the above table, exposure represents our potential loss in the event of a 100 % default of RMBS bonds, loans and associated hedges, assuming a zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different residential mortgage-backed securities and other exposures; for each synthetic position the delta represents the position in the related security which would have the same sensitivity to a given change in the market).
The various gross components of the overall net exposure shown above represent different vintages, locations, credit ratings and other market-sensitive factors. Therefore, while the overall numbers above provide a view of the absolute levels of our exposure to an extreme market movement, actual future profits and losses will depend on actual market movements, basis movements between different components of our positions and our ability to adjust hedges in these circumstances. On December 31, 2008, the Alt-A and subprime gross assets, and hedges and other protection purchased, consisted of approximately 89% 2007, 9% 2006 and 2% 2005 and earlier vintages. The credit ratings on the total Alt-A and subprime gross assets, and hedges and other protection purchased, were approximately 90 % AAA.
Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single-name CDS contracts with market counterparties and index-based contracts.
During 2008 we recorded losses of € 1.8 billion, excluding impacts of monoline provisions which are included in the monoline disclosure, in our U.S. residential mortgage business, primarily relating to the Alt-A exposures that are disclosed in the table above.
CB&S’s European “originate to distribute” mortgage business has remaining exposures to residential mortgages in trading assets which are summarized in the table below. During 2008, we incurred losses of € 277 million on mark-downs of these trading assets.

European residential mortgage business exposure (fair value basis)	Exposure
in € m.	Dec 31, 2008	Dec 31, 2007
United Kingdom	188	1,545

Italy	56	423

Germany	13	148

Spain	–	83

Total European residential mortgage business exposure	257	2,200

20-F Item 5: Operating and Financial Review and Prospects
In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our P&L exposure to fair value movements as of December 31, 2008 by € 1.1 billion (thereof UK € 699 million, Italy € 198 million, Germany € 146 million and Spain € 65 million).
Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g. liquidation) we can accelerate claims regardless of actual losses on the underlying assets.
The following table summarizes the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments (“CVA”) that we have recorded against the exposures. The credit valuation adjustments are assessed name-by-name based on internally determined credit ratings and, in the case of those deemed unlikely to be able to meet their liabilities in full, an in-depth analysis of the facts and circumstances by our Credit Risk Management function.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2008				Dec 31, 2007
	Notional amount	Fair value prior to	CVA[1]	Fair value after	Notional amount	Fair value prior to	CVA[1]	Fair value after
in € m.		CVA[1]		CVA[1]		CVA[1]		CVA[1]

AA/AAA Monolines:
Super Senior ABS CDO	–	–	–	–	1,087	615	(25)	590
Other subprime	76	40	–	39	461	44	–	44
Alt-A	5,063	1,573	(37)	1,536	6,318	229	–	229

Total AA/AAA Monolines[2]	5,139	1,613	(37)	1,576	7,866	888	(25)	863

Non AA/AAA Investment Grade Monolines:
Super Senior ABS CDO	–	–	–	–	–	–	–	–
Other subprime	–	–	–	–	–	–	–	–
Alt-A	–	–	–	–	–	–	–	–

Total Non AA/AAA Investment Grade Monolines	–	–	–	–	–	–	–	–

Non Investment Grade Monolines:
Super Senior ABS CDO	1,110	1,031	(918)	113	69	57	(57)	–
Other subprime	258	80	(24)	56	–	–	–	–
Alt-A	1,293	336	(346)	(10)	–	–	–	–

Total Non Investment Grade Monolines	2,660	1,447	(1,288)	159	69	57	(57)	–

Total	7,799	3,060	(1,325)	1,735	7,935	945	(82)	863

1	Credit valuation adjustment

2	Fair value prior to CVA 2008: 100 % rated “AA”; 2007: 72 % rated “AAA” and 28% “AA”
The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor’s and Moody’s credit ratings as of December 31, 2008 and December 31, 2007.

The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds related to U.S. residential mortgages was € 58 million and € 159 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.
A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
In addition to the residential mortgage-related activities shown in the table above, we have other exposures to monoline insurers, based on the mark-to-market value of other protected assets. These arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The following table summarizes the fair value of our other counterparty exposures to monoline insurers, on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The table shows the associated credit valuation adjustments that we have recorded against the exposures which are assessed and calculated on the basis set out above.

Other Monoline exposure	Dec 31, 2008				Dec 31, 2007
	Notional amount	Fair value prior to	CVA[1]	Fair value after	Notional amount	Fair value prior to	CVA[1]	Fair value after
in € m.		CVA[1]		CVA[1]		CVA[1]		CVA[1]

AA/AAA Monolines:
TPS - CLO	3,019	1,241	(29)	1,213	3,606	192	–	192
CMBS	1,018	117	(3)	115	7,798	122	–	122
Corporate single name/Corporate CDO	6,273	222	(2)	219	13,133	45	–	45
Student loan	277	105	(2)	103	1,687	135	–	135
Other	587	288	(5)	283	2,607	136	–	136
Public sector/Municipal	–	–	–	–	1,027	2	–	2

Total AA/AAA Monolines[2]	11,174	1,974	(41)	1,933	29,858	632	–	632

Non AA/AAA Investment Grade Monolines:
TPS - CLO	416	215	(59)	156	–	–	–	–
CMBS	5,537	882	(111)	771	–	–	–	–
Corporate single name/Corporate CDO	5,525	272	(38)	234	–	–	–	–
Student loan	53	20	(3)	17	–	–	–	–
Other	498	94	(16)	78	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–

Total Non AA/AAA Investment Grade Monolines	12,029	1,484	(228)	1,256	–	–	–	–

Non Investment Grade Monolines:
TPS - CLO	831	244	(74)	169	–	–	–	–
CMBS	672	125	(56)	69	–	–	–	–
Corporate single name/Corporate CDO	787	9	(2)	6	–	–	–	–
Student loan	1,185	906	(227)	680	–	–	–	–
Other	1,244	504	(229)	275	–	–	–	–
Public sector/Municipal	–	–	–	–	–	–	–	–

Total Non Investment Grade Monolines	4,719	1,787	(588)	1,199	–	–	–	–

Total	27,922	5,245	(857)	4,388	29,858	632	–	632

1	Credit valuation adjustment

2	Fair value prior to CVA 2008: 100 % rated “AA”; 2007: 96 % rated “AAA” and 4% “AA”
The ratings in the table above are based on external ratings. We have applied the lower of Standard & Poor’s and Moody’s credit ratings as of December 31, 2008 and December 31, 2007.

20-F Item 5: Operating and Financial Review and Prospects
The table above excludes counterparty exposure to monoline insurers that relates to wrapped bonds. As of December 31, 2008 and December 31, 2007, the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 136 million and € 612 million, respectively, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.
A proportion of this mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
As of December 31, 2008, our total CVA for monoline exposures was € 2.2 billion (thereof U.S. residential mortgage-related € 1.3 billion, other exposures € 857 million), compared to € 82 million (all U.S. residential mortgage-related) as of December 31, 2007.
Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis.

The following is a summary of our exposure to commercial mortgage whole loans which are held on a fair value basis as of December 31, 2008 and December 31, 2007. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate traded whole loan exposure (fair value basis)	Gross exposure
in € m.	Dec 31, 2008	Dec 31, 2007[1]
Funded positions	4,600	16,044

Unfunded commitments	–	1,218

Total gross traded whole loan exposure [A]	4,600	17,262

Net risk reduction[2] [B]	(1,367)	(1,215)

Total net traded whole loan exposure	3,233	16,047

Gross exposure by region:
Germany	1,347	6,873
North America	2,609	8,366
Other Europe	593	1,926
Asia/Pacific[1]	51	97

Gross exposure by loan type:
Office	1,554	4,086
Hotel	1,079	4,717
Retail	1,076	3,199
Multi-Family	214	2,899
Leisure	415	1,000
Mixed Use	31	800
Other	231	561

Mark-to-market losses against loans and loan commitments
in € m.	2008	2007
Net mark-downs excluding hedges	(857)	(386)

Gain (loss) on specific hedges	(270)	171

Net mark-downs including specific hedges	(1,127)	(215)

	Dec 31, 2008	Dec 31, 2007
Life-to-date gross mark-downs excluding fees and specific hedges on remaining exposure [C]	(628)	(558)

Fees on remaining exposure	95	172

Life-to-date net mark-downs excluding specific hedges on remaining exposure	(533)	(386)

Carrying value of loans and loan commitments held on a fair value basis, gross of risk reduction [A-C]	3,972	16,704

Carrying value of loans and loan commitments held on a fair value basis, net of risk reduction [A-B-C]	2,605	15,489

1	Gross exposure as of December 31, 2007 has been restated by € 97 million to include traded whole loans in Asia/Pacific.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans.
In the above table, our exposure excludes assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008 or later. The impact of the transfer was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 6.9 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.
The above table also excludes our previous loan exposure to The Cosmopolitan Resort and Casino. In September 2008, we foreclosed on the property. The fair value of the loan at the date of transfer was € 799 million. The property is now carried as an investment property under construction and is included in Property and equipment, with a

20-F Item 5: Operating and Financial Review and Prospects
carrying value as of December 31, 2008 of € 1.1 billion. For further information on this asset see Note [44] to the consolidated financial statements.
Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2008 and December 31, 2007. These activities include private equity transactions and other buyout arrangements. Also shown are the mark-downs taken against these loans and loan commitments as of December 31, 2008 and December 31, 2007.

Leveraged Finance exposure (fair value basis)	Gross exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Funded positions	851	14,492

Unfunded commitments	–	20,415

Total Leveraged Finance exposure [A]	851	34,908

Gross exposure by region:
North America	812	25,766
Europe	39	8,667
Asia/Pacific	–	475

Gross exposure by industry sector:
Telecommunications	74	7,486
Chemicals	–	5,403
Pharmaceuticals	–	4,554
Media	481	2,797
Hospitality & Gaming	106	4,192
Leasing	–	1,386
Services	109	2,319
Healthcare	19	328
Retail	–	2,455
Technology	16	1,345
Utilities	47	1,498
Other	–	1,145

Mark-to-market losses against loans and loan commitments
in € m.	2008	2007
Net mark-downs excluding hedges	(1,683)	(759)

	Dec 31, 2008	Dec 31, 2007
Life-to-date gross mark-downs excluding fees and hedges on remaining exposure [B]	(326)	(1,351)

Fees on remaining exposure	17	642

Life-to-date net mark-downs excluding hedges on remaining exposure	(309)	(709)

Exposure to loans and loan commitments (fair value basis) [A-B]	525	33,558

The table above excludes both new exposures entered into in 2008, which were transacted at market rates and have a fair value of € 558 million as of December 31, 2008, and loans, entered into after January 1, 2007, accounted for on an amortized cost basis of € 9.9 billion, compared to € 1.3 billion as of December 31, 2007. Included in the loans accounted for on an amortized cost basis are assets that were reclassified from trading to loans and receivables under the provisions of the amended IAS 39, “Reclassification of Financial Assets”, with an effective transfer date of July 1, 2008 or later. The impact of the transfers was to reduce our trading loans subject to fair value movements through the P&L as of December 31, 2008 by € 8.5 billion and to increase our loans accounted for on an amortized cost basis by a corresponding amount.
During 2008, we entered into transactions with four special purpose entities to derecognize certain loans, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. Please refer to “Special Purpose Entities” for more information.
Global Transaction Banking Corporate Division
The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Transaction services	2,774	2,585	2,228

Other products	–	–	–

Total net revenues	2,774	2,585	2,228

Provision for credit losses	5	7	(29)

Total noninterest expenses	1,663	1,633	1,552
therein:
Restructuring activities	–	(1)	22

Minority interest	–	–	–

Income (loss) before income taxes	1,106	945	705

Cost/income ratio	60%	63%	70%

Assets	49,487	32,117	25,655

Average active equity[1]	1,081	1,095	1,064

Pre-tax return on average active equity	102%	86%	66%

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2008 and 2007
Income before income taxes increased by € 160 million, or 17%, to a record € 1.1 billion for the year ended December 31, 2008. This development reflected record revenues combined with sustained cost discipline.
Net revenues increased by 7 % to € 2.8 billion in 2008. The increase of € 189 million compared to 2007 was mainly driven by an improved business flow in documentary credit services and export finance solutions for clients’ cross-border trade transactions in the Trade Finance business. Cash Management also generated higher revenues as a result of significantly increased transaction volumes in both the euro and U.S. dollar clearing business. Despite the market turmoil in 2008, there was a solid growth in deposit balances of 8 % as compared to December 31, 2007.
The provision for credit losses was a net charge of € 5 million, compared to a net charge of € 7 million in 2007.
Noninterest expenses of € 1.7 billion remained stable compared to 2007. Expenses related to investments, including the acquisitions of HedgeWorks LLC in the U.S. and the operating platform of Pago eTransaction Services GmbH, were mostly offset by cost containment measures, efficiency improvements and lower performance-related compensation.

20-F Item 5: Operating and Financial Review and Prospects
Private Clients and Asset Management Group Division
The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Portfolio/fund management	2,457	3,017	3,041

Brokerage	1,891	2,172	1,895

Loan/deposit	3,251	3,145	2,814

Payments, account & remaining financial services	1,066	1,039	907

Other products	376	756	658

Total net revenues	9,041	10,129	9,315
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,871	3,529	3,071

Provision for credit losses	668	501	391

Total noninterest expenses	7,972	7,560	7,000
therein:
Policyholder benefits and claims	18	73	63
Impairment of intangible assets	580	74	–
Restructuring activities	–	(9)	91

Minority interest	(20)	8	(11)

Income (loss) before income taxes	420	2,059	1,935

Cost/income ratio	88%	75%	75%

Assets	188,785	156,767	130,753

Average active equity[1]	8,315	8,539	7,206

Pre-tax return on average active equity	5%	24%	27%

Invested assets (in € bn.)[2]	816	952	908

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

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

Asset and Wealth Management Corporate Division
The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Portfolio/fund management (AM)	1,840	2,351	2,470

Portfolio/fund management (PWM)	361	414	332

Total portfolio/fund management	2,201	2,765	2,802

Brokerage	908	964	811

Loan/deposit	266	223	191

Payments, account & remaining financial services	26	22	18

Other products	(137)	401	345

Total net revenues	3,264	4,374	4,166

Provision for credit losses	15	1	(1)

Total noninterest expenses	3,794	3,453	3,284
therein:
Policyholder benefits and claims	18	73	63
Impairment of intangible assets	580	74	–
Restructuring activities	–	(8)	43

Minority interest	(20)	7	(11)

Income (loss) before income taxes	(525)	913	894

Cost/income ratio	116%	79%	79%

Assets	50,473	39,180	35,939

Average active equity[1]	4,870	5,109	4,917

Pre-tax return on average active equity	(11) %	18%	18%

Invested assets (in € bn.)[2]	628	749	732

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2008 and 2007
For the year 2008, AWM reported net revenues of € 3.3 billion, a decrease of € 1.1 billion, or 25%, compared to 2007. Portfolio/fund management revenues in Asset Management (AM) decreased by € 510 million, or 22%, and in Private Wealth Management (PWM) by € 53 million, or 13%. Both business divisions were significantly and negatively impacted by market developments in 2008, especially in the fourth quarter, as well as from the strong euro. The deterioration of performance and asset-based fees reflected the sharp decline of asset valuations and the related development of assets under management, especially with regard to equity products. Brokerage revenues decreased by € 56 million, or 6%, compared to 2007, reflecting limited client activity in the challenging market environment and the impact of the stronger euro. Loan/deposit revenues were up € 43 million, or 20%, due to a significant growth of loan and deposit volumes. Revenues from Other products were negative € 137 million for 2008 compared to positive revenues of € 401 million last year. The negative revenues for the current year were composed of a number of significant specific items due to the market dislocations, including mark-downs on seed capital and other investments of approximately € 230 million and injections of € 150 million into certain consolidated money market funds.
Noninterest expenses in 2008 were € 3.8 billion, an increase of € 341 million, or 10%, compared to 2007. The increase was primarily due to an impairment of € 310 million related to DWS Scudder intangible assets (compared to

20-F Item 5: Operating and Financial Review and Prospects
€ 74 million in 2007) and a goodwill impairment of € 270 million in a consolidated investment, both in AM. In PWM, a provision of € 98 million was taken related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities/Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S.
AWM’s full year 2008 resulted in a loss before income taxes of € 525 million, compared to an income before income taxes of € 913 million in 2007.
Invested assets in AWM were € 628 billion at December 31, 2008, a decrease of € 121 billion compared to December 31, 2007. Of this decrease, asset value declines accounted for € 109 billion. For the full year 2008, AM recorded net outflows of € 22 billion while PWM attracted net new assets of € 10 billion.
Private & Business Clients Corporate Division
The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues:

Portfolio/fund management	256	253	239

Brokerage	983	1,207	1,084

Loan/deposit	2,985	2,923	2,623

Payments, account & remaining financial services	1,040	1,017	890

Other products	513	355	313

Total net revenues	5,777	5,755	5,149

Provision for credit losses	653	501	391

Total noninterest expenses	4,178	4,108	3,716
therein:
Restructuring activities	–	(1)	49

Minority interest	0	0	0

Income (loss) before income taxes	945	1,146	1,041

Cost/income ratio	72%	71%	72%

Assets	138,350	117,809	94,853

Average active equity[1]	3,445	3,430	2,289

Pre-tax return on average active equity	27%	33%	45%

Invested assets (in € bn.)[2]	189	203	176

Loan volume (in € bn.)	91	87	79

Deposit volume (in € bn.)	118	96	72

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2008 and 2007
Net revenues of € 5.8 billion were essentially unchanged compared with 2007. Portfolio/fund management revenues increased by € 3 million, or 1%, driven by a successful portfolio management product campaign in the third quarter of 2008. Brokerage revenues decreased by € 224 million, or 19%, mainly reflecting low client activity in a difficult market environment. Loan/deposit revenues increased by € 62 million, or 2%, mainly driven by growth in both loan and deposit volumes, partly offset by lower margins, especially in deposit products. Payment, account & remaining financial services revenues increased by € 23 million, or 2%, mainly driven by higher revenues from the credit card busi-

ness. Revenues from Other products of € 513 million in 2008 increased by € 158 million, or 44%, mainly driven by PBC’s asset and liability management function, dividend income from a cooperation partner after an IPO and subsequent gains related to a business sale closed in a prior period.
Provision for credit losses increased by € 152 million, or 30%, mainly reflecting the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland.
Noninterest expenses of € 4.2 billion were € 70 million, or 2%, higher than in 2007. Higher severance and staffing costs were offset by lower performance-related compensation and tight cost management.
Invested assets of € 189 billion at the end of 2008 decreased by € 15 billion. Market depreciation of € 30 billion was partly offset by net new assets inflows of € 15 billion.
The number of clients in PBC reached 14.6 million at year end 2008, an increase of approximately 800,000 net new clients, mainly in Germany, Italy and Poland.
Corporate Investments Group Division
The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2008, 2007 and 2006, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2008	2007	2006
Net revenues	1,290	1,517	574
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(172)	157	3

Provision for credit losses	(1)	3	2

Total noninterest expenses	95	220	214
therein:
Impairment of intangible assets	–	54	31
Restructuring activities	–	(0)	1

Minority interest	2	(5)	(3)

Income (loss) before income taxes	1,194	1,299	361

Cost/income ratio	7%	15%	37%

Assets	18,297	13,005	17,783

Average active equity[1]	403	473	1,057

Pre-tax return on average active equity	N/M	N/M	34%

N/M – Not meaningful

1	See Note [2] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2008 and 2007
In 2008 CI’s income before income taxes was € 1.2 billion compared to € 1.3 billion in 2007.
Net revenues were € 1.3 billion, a decrease of € 227 million compared to 2007. Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.

20-F Item 5: Operating and Financial Review and Prospects
Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of € 54 million of CI’s goodwill), dividend income of € 141 million and mark-ups from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, net revenues included a gain of € 313 million from the sale and leaseback transaction of our premises at 60 Wall Street.
Total noninterest expenses were € 95 million, a decrease of € 126 million compared to the previous year. This decrease was mainly the result of lower costs from consolidated investments in 2008 and the aforementioned goodwill impairment charge in 2007.
At year end 2008, the alternative assets portfolio of CI had a carrying value of € 434 million (down 31 % compared to 2007), of which 72 % was real estate investments, 23 % was private equity direct investments and 5 % was private equity indirect and other investments. This compares to a carrying value of € 631 million at year end 2007.
Consolidation & Adjustments
For a discussion of Consolidation & Adjustments to our business segment results see Note [2] to the consolidated financial statements.
Operating Results (2007 vs. 2006)
Net Interest Income
Net interest income in 2007 was € 8.8 billion, an increase of € 1.8 billion, or 26%, from 2006. Average interest-bearing volumes of assets and liabilities increased by € 154.6 billion and € 144.9 billion respectively. Much of the increase in net interest income was related to Sales & Trading (debt and other products) activity and was largely offset by decreased net gains (losses) on financial assets/liabilities at fair value through profit or loss from related activity. Interest income from loans increased year-on-year due to higher interest rates and greater volumes of our average loans outstanding, partly resulting from the acquisition of Berliner Bank and norisbank.
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB – Sales & Trading (debt and other products) decreased by € 2.1 billion, or 35%, due mainly to weaker performance in our credit trading businesses in the exceptionally challenging markets of the second half of 2007. Significant improvements across our customer-driven businesses drove an increase in net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity). The main contributors to the decrease in Other net gains (losses) on financial assets/liabilities at fair value through profit or loss were mark-to-market losses (net of fees and gains on sales) on leveraged loans and loan commitments in 2007 due to the difficulties in the leveraged finance markets.
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from sales and trading products were € 10.6 billion in 2007, a decrease of € 144 million, or 1%, from 2006. This result reflected the negative impact of the aforementioned difficult market situation for our credit trading businesses in Sales & Trading (debt and other products), improvements across cus-

tomer-driven businesses in Sales & Trading (equity), an increase of € 223 million, or 21%, in Transaction services, and mark-to-market losses on leveraged loans and loan commitments (included in Remaining products). The increase in Transaction services was due to higher customer balances, a growth in payment volumes from Cash Management and new client mandates in domestic custody products.
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.5 billion in 2007, an increase of € 457 million, or 15%, over 2006, due mainly to the impact of the acquired Berliner Bank and norisbank together with higher volumes from organic business expansion.
Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased € 154 million, primarily reflecting mark-to-market gains from our option to increase our shareholding in Hua Xia Bank in China.
Provision for Credit Losses
Provision for credit losses was € 612 million in 2007 and € 298 million in 2006. The increase in 2007 is largely due to net charges of € 109 million in CIB (including a significant provision taken on a single counterparty relationship, partly offset by releases), compared to net releases of € 94 million in CIB in 2006, and a 28 % increase in PCAM’s provisions to € 501 million, driven predominantly by provisions in PBC.
Remaining Noninterest Income
Commissions and fee income. Total 2007 commissions and fee income was € 12.3 billion, an increase of € 1.1 billion, or 10%, compared with 2006. Underwriting and advisory fees increased by € 295 million, mainly attributable to CIB’s Advisory products. Brokerage fees were up € 493 million with CIB’s Sales & Trading (equity) products having a significant impact, mainly driven by increased volumes and market activity in Asia. Fees for other customer services increased € 252 million, driven by increases in Sales & Trading (equity) in CIB and in PBC Germany.
Net gains (losses) on financial assets available for sale. Total net gains on financial assets available for sale were € 793 million in 2007, up € 202 million, or 34%, primarily due to gains of € 626 million related to CI’s industrial holdings portfolio, with the most significant gains resulting from the reduction of our stakes in Allianz SE and Linde AG, and the disposal of our investment in Fiat S.p.A. Gains in CIB’s sales and trading areas were offset by impairment charges. The 2006 result reflected gains in CIB’s Sales & Trading areas and net gains in CI, of which the most significant was a gain of € 92 million related to the partial sale of our stake in Linde AG.
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

20-F Item 5: Operating and Financial Review and Prospects
Other income. Total other income was € 1.3 billion in 2007, an increase of € 897 million compared to 2006, mainly from the sale and leaseback transaction of our premises at 60 Wall Street, higher revenues from consolidated investments and higher insurance premiums as a result of the Abbey Life Assurance Company Limited acquisition.
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
General and administrative expenses. General and administrative expenses in 2007 were € 885 million, or 13%, higher than in 2006 due mainly to business growth, primarily reflected in IT costs and occupancy expenses. The increase of € 266 million in Other expenses was largely attributable to a provision release related to grundbesitz-invest, our German open-ended real estate fund, in 2006.
Policyholder benefits and claims. The increase of € 126 million, or 188%, over 2006 is due mainly to our acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007, and was largely offset by net gains (losses) on financial assets/liabilities at fair value through profit or loss and by insurance premium revenues.
Impairment of intangible assets. Charges in 2007 included an impairment of € 74 million on unamortized intangible assets in AM and a goodwill impairment charge of € 54 million in CI. In 2006, CI incurred a goodwill impairment charge of € 31 million.
Restructuring activities. The Business Realignment Program was completed and remaining provisions of € 13 million were released in 2007, compared to charges of € 192 million in 2006.
Income Tax Expense
Income tax expense was € 2.2 billion in 2007 compared to € 2.3 billion in 2006. The tax expense in 2007 was primarily reduced by the effects of the German tax reform, utilization of capital losses, successful resolution of outstanding tax matters, recoverable taxes subsequent to decisions of the Court of Justice of the European Communities regarding the non-conformity of certain German tax provisions with European Community Law, and claims relating to current and prior years. In 2006, the tax expense was primarily reduced by the effect of a German tax law change for the refund of prior years’ distribution tax credits, which resulted in the accelerated recognition of corporate tax credits and the settlement of tax audits at favorable terms. The actual effective tax rates were 25.6 % in 2007 and 27.1 % in 2006.
Results of Operations by Segment (2007 vs. 2006)
Corporate and Investment Bank Group Division
Corporate Banking & Securities Corporate Division
Net revenues of € 16.5 billion in 2007 were marginally lower than in 2006. Write-downs and mark-to-market losses in some Sales & Trading areas and in Leveraged Finance on loans and loan commitments offset higher revenues from our more mature flow businesses. Income before income taxes for the year ended December 31, 2007 decreased by

€ 1.2 billion, or 22%, to € 4.2 billion. The overall reduction in CB&S was mainly attributable to an increase in noninterest expenses resulting from higher staff levels and an increase in provision for credit losses.
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
Elsewhere, CB&S benefited from the scale and diversity of its Global Markets platform, particularly its leadership in products such as foreign exchange, interest rates and money markets and its strong position in emerging markets, which helped to offset a weaker performance in our credit trading businesses. Designated proprietary trading gains were lower compared to 2006, in both absolute terms and as a percentage of net revenues, having been negatively affected by the difficult market environment during the second half of 2007.
Revenues of € 2.7 billion from Origination and Advisory were € 226 million, or 8%, lower than in 2006. The reduction in revenue year-on-year arose principally from the deterioration in the market for private equity leveraged loans and financing as part of the overall dislocation of credit markets experienced in the second half of the year. Mark-to-market losses of € 759 million (excluding fees and hedges, € 1.4 billion) were taken against leveraged finance loans and loan commitments during 2007.
Revenues from Loan products were € 1.0 billion, just above those of 2006, due to gains on sales of equity from restructured loans, which were partly offset by the application of the fair value option to an increased level of new lending activity.
Revenues from Other products were a loss of € 151 million, an improvement of € 167 million versus 2006, primarily driven by higher revenues following our acquisition of Abbey Life Assurance Company Limited, though these were offset in policyholder benefits and claims in noninterest expenses.
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

20-F Item 5: Operating and Financial Review and Prospects
Global Transaction Banking Corporate Division
Net revenues rose in all regions and across all products, with an overall increase of 16 % to € 2.6 billion in 2007. Cash Management grew substantially due to increased customer balances and a strong increase in payment volumes, reflecting the continued tendency of banks and corporates to consolidate to fewer banking counterparties, as well as the Single Euro Payments Area (SEPA) initiative and new Cash Management capabilities in emerging markets, such as Brazil, Russia and Turkey. Revenue growth in Trade Finance products was predominantly driven by strong business activity in the EMEA region. Trust & Securities Services grew in Asia/Pacific and EMEA, particularly due to increased asset inflows and significant new client mandates in domestic custody.
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
Private Clients and Asset Management Group Division
Asset and Wealth Management Corporate Division
Net revenues were € 4.4 billion in 2007, an increase of € 208 million, or 5%, compared to 2006. A decline of € 119 million, or 5%, in AM’s Portfolio/fund management revenues, driven by lower levels of performance fees in the Alternative Investments business, was partly offset by increases in performance fees in the Retail and Institutional businesses and increases in management fees in the Alternative Investments and the Retail business. In PWM, portfolio/fund management revenues increased by € 81 million, or 24%, due to a higher invested asset base after the acquisition of Tilney Group Limited and the additions of new client advisors since the beginning of 2006. Brokerage revenues of € 964 million were up € 154 million, or 19%, due to higher client activity, especially on demand from clients for alternative investment and other innovative products. Revenues related to loans/deposits were up by € 31 million, or 16%, due to higher volumes and margins in both our loan and deposit business. Revenues from Other products were € 57 million, or 16%, higher than in 2006, due largely to the consolidation of an infrastructure investment intended for a RREEF fund during 2007 in AM.
Noninterest expenses were € 3.5 billion in 2007, an increase of € 169 million, or 5%, from 2006 due mainly to an impairment charge of € 74 million related to intangible assets in AM and the effect of PWM’s acquisition and growth strategy, partly offset by a decrease in charges for restructuring activities.
Income before income tax expense in AWM was € 913 million in 2007, just above 2006.
AWM’s Invested assets increased by € 17 billion to € 749 billion in 2007. Invested assets in AM were up € 12 billion, to € 555 billion, and were up in PWM by € 5 billion, to € 194 billion. Net new assets of € 27 billion in AM and € 13 billion in PWM were partly offset by the impact of a strong euro on the value of dollar-based balances.

Private & Business Clients Corporate Division
Net revenues of € 5.8 billion increased by € 606 million, or 12%, compared to 2006. The increase in all products was partly driven by the acquisitions of norisbank (consolidated since November 2006) and Berliner Bank (consolidated since January 2007). Portfolio/fund management revenues and brokerage revenues increased by € 14 million and € 123 million, respectively, reflecting the successful placements of investment products and higher transaction-based flow revenues. Loan/deposit revenues were the key drivers of the growth in 2007 with increases of € 300 million, or 11%, owing to the aforementioned acquisitions. Payments, account and remaining financial services revenues increased by € 128 million, or 14%, due to the acquisitions and also from increased insurance brokerage revenues on higher sales of pension-related products. Revenues from Other products increased by € 42 million, or 13%.
Provision for credit losses increased by € 109 million, or 28%, to € 501 million in 2007, primarily driven by the aforementioned acquisitions.
Noninterest expenses of € 4.1 billion were € 391 million, or 11%, higher than in 2006, mainly due to the acquisitions. Also contributing to the increase were integration-related expenses, investments in business growth in emerging markets, including the branch banking and credit card offerings in India and China, and the extension of the branch network and consumer finance offerings in Poland.
Income before income tax expense was € 1.1 billion in 2007, which was € 106 million, or 10%, higher than in 2006. In 2006, income before income tax expense of € 1.0 billion included charges of € 49 million for restructuring activities.
Invested assets were € 203 billion at the end of 2007, a € 28 billion, or 16%, increase over 2006, due mainly to € 19 billion in net new money, with the remainder generated by performance and acquisitions.
The number of clients in PBC reached 13.8 million by year end 2007, a net increase of 1 million, excluding the impact of the acquisition of Berliner Bank and the sale of the credit card processing activities in Italy. The increase was mainly related to Germany and India.
Corporate Investments Group Division
Net revenues were € 1.5 billion in 2007, an increase of € 943 million compared to the previous year. Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly related to Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (net of an impairment charge of € 54 million), dividend income of € 141 million and mark-to-market gains from our option to increase our share in Hua Xia Bank Co. Ltd. The net revenues also included a gain of € 313 million related to the sale and leaseback transaction of our premises at 60 Wall Street. Net revenues in 2006 primarily included gains of € 131 million from the sale of our remaining holding in EUROHYPO AG and € 92 million related to the partial sale of our stake in Linde AG, as well as dividend income of € 122 million.
Total Noninterest expenses in 2007 were up slightly over 2006 as higher goodwill impairment charges offset reductions in other expense categories.
Income before income tax expense was € 1.3 billion in 2007 and € 361 million in 2006.

20-F Item 5: Operating and Financial Review and Prospects
At year end 2007, the carrying value of the alternative assets portfolio was down to € 631 million, of which 51 % was real estate investments, 43 % was private equity direct investments and 6 % was private equity indirect and other investments. The portfolio value at year end 2006 was € 895 million.
Liquidity and Capital Resources
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Liquidity Risk – Capital Management” and Note [36] to the consolidated financial statements.
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
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (SPEs), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. When the activities are narrowly defined or it is not evident who controls the financial and operating policies of the SPE, a range of other factors are considered. These factors include whether (1) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations, (2) we have decision-making powers to obtain the majority of the benefits, (3) we will obtain the majority of the benefits of the activities of the SPE, and (4) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. We consolidate an SPE if an assessment of the relevant factors indicates that we control it.

We reassess our treatment of SPEs for consolidation when there is a change in the SPE’s arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to non-consolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
Total Assets in Consolidated SPEs

Dec 31, 2008	Asset type
	Financial	Financial	Loans[2]	Cash and	Other assets	Total assets
	assets at	assets		cash
	fair value	available		equivalents
	through	for sale
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits[2]	–	30	24,523	6	132	24,691

Group sponsored securitizations
U.S.	6,792	–	–	–	277	7,069
non-U.S.[2]	1,655	–	1,324	41	30	3,050

Third party sponsored securitizations
U.S.	546	–	–	–	125	671
non-U.S.	–	–	533	1	23	557

Repackaging and investment products	9,012	1,847	101	935	2,224	14,119

Mutual funds	7,005	–	–	3,328	45	10,378

Structured transactions	3,327	202	5,066	22	416	9,033

Operating entities[2]	1,810	3,497	1,986	600	1,472	9,365

Other	415	307	926	485	839	2,972

Total	30,562	5,883	34,459	5,418	5,583	81,905

1	Fair value of derivative positions is € 391 million.

2
Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, “Reclassification of Financial Assets” which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [10] and “Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”.

20-F Item 5: Operating and Financial Review and Prospects

Dec 31, 2007	Asset type
	Financial	Financial	Loans	Cash and	Other assets	Total assets
	assets at fair	assets avail-		cash equiva-
	value	able for sale		lents
	through
in € m.	profit or loss[1]
Category:

Group sponsored ABCP conduits	5	10,558	16,897	3	139	27,602

Group sponsored securitizations
U.S.	24,720	–	–	–	569	25,289
non-U.S.	2,957	–	383	33	4	3,377

Third party sponsored securitizations
U.S.	13,781	–	–	–	24	13,805
non-U.S.	–	–	–	–	–	–

Repackaging and investment products	12,543	1,825	–	1,012	1,453	16,833

Mutual funds	256	–	–	424	1	681

Structured transactions	4,449	4,672	2,664	604	314	12,703

Operating entities	2,576	3,458	216	17	337	6,604

Other	616	302	583	306	472	2,279

Total	61,903	20,815	20,743	2,399	3,313	109,173

1	Fair value of derivative positions is € 489 million.
These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. Further details follow regarding the purpose of the SPEs, the nature of our relationship with the SPEs and the associated risks. These tables should be read in conjunction with Key Credit Market Exposures which is included in “Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division.”
Group Sponsored ABCP Conduits
We set up, sponsor and administer our own asset-backed commercial paper (ABCP) programs. These programs provide our customers with access to liquidity in the commercial paper market and create investment products for our clients. As an administrative agent for the commercial paper programs, we facilitate the purchase of non-Deutsche Bank Group loans, securities and other receivables by the commercial paper conduit (conduit), which then issues to the market high-grade, short-term commercial paper, collateralized by the underlying assets, to fund the purchase. The conduits require sufficient collateral, credit enhancements and liquidity support to maintain an investment grade rating for the commercial paper. We are the liquidity provider to these conduits and therefore exposed to changes in the carrying value of their assets.
Our liquidity exposure to these conduits is to the entire commercial paper issued of € 25.2 billion and € 26.6 billion as of December 31, 2008 and December 31, 2007, of which we held € 5.1 billion and € 8.8 billion, respectively.
The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits decreased € 2.9 billion from December 31, 2007 to December 31, 2008 as a result of the maturity of € 1.3 billion liquidity facilities, € 0.7 billion general decline in the fair value of financial assets available for sale which were then reclassified to loans in the third quarter of 2008 and the transfer of € 0.9 billion assets from the conduits to another consolidated entity to facilitate collateral management.

We consolidate the majority of our sponsored conduit programs because we have the controlling interest.
Group Sponsored Securitizations
We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2008 and December 31, 2007 was € 4.4 billion and € 8.6 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.
Third Party Sponsored Securitizations
In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2008 and December 31, 2007 the fair value of our retained exposure in these securitizations was € 0.8 billion and € 1.1 billion, respectively. During 2008 we actively sold the subordinated interests in these SPEs, which resulted in the deconsolidation of some of the SPEs and a reduction in our consolidated assets.
Repackaging and Investment Products
Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. As we are the swap counterparty to notes issued by the SPEs and held by us, we are exposed to changes in market values of collateral held against these notes, the fair value of which was € 1.9 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007. As of December 31, 2008 and December 31, 2007 the total assets held in these SPEs were € 2.3 billion and € 2.8 billion, respectively.
Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. Assets in the consolidated SPEs as of December 31, 2008 and December 31, 2007 totaled € 9.8 billion and € 13.5 billion, respectively. The reduction in consolidated assets was generally a result of a decrease in the fair value of the assets, € 2.1 billion, and € 1.6 billion from the redemption of notes, deconsolidation and the liquidation of assets held in the SPEs. These assets typically include bonds, equities and real estate assets, of which a significant portion of the risk is transferred to the note holders. In addition, we also consolidate RREEF funds with real estate and infrastructure assets totaling € 2.0 billion and € 0.5 billion as of December 31, 2008 and December 31, 2007, respectively. The increase in consolidated RREEF funds is due to the consolidation of funds holding our investments in Maher Terminals LLC and Maher Terminals of Canada Corp. with assets totaling € 1.4 billion at December 31, 2008. As we own all issued interests in these funds, we are exposed to the entire performance of these assets.

20-F Item 5: Operating and Financial Review and Prospects
Mutual Funds
We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees.
For all funds we determine a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though we are not contractually obliged to support these funds, we made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds’ target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect our market position. Initially such support was seen as temporary action. However, when we continued to make cash injections through the second quarter of 2008, we concluded that we could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. We concluded that the majority of the risk lies with us and that it was appropriate to consolidate eight funds effective June 30, 2008.
During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to us other than the cash injected at liquidation, which is included in the amount detailed above.
The consolidated funds held assets of € 10.4 billion as of December 31, 2008.
Structured Transactions
We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions.
Operating Entities
We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within Other assets of the exposure detailed in the table is U.S. real estate taken upon the foreclosure of a loan in the third quarter of 2008. As of December 31, 2008, the carrying value of the property was € 1.1 billion. Generally, the remaining increase in value of these assets is a result of our increased investments in U.S. municipal bonds.

Exposure to Non-consolidated SPEs

Maximum unfunded exposure remaining
in € bn.	Dec 31, 2008	Dec 31, 2007[1]
Category:

Group sponsored ABCP conduits	3.3	5.3

Third party ABCP conduits
U.S.	2.1	3.2
non-U.S.	0.0	7.3

Third party sponsored securitizations
U.S.	5.3	10.4
non-U.S.	4.0	4.6

Guaranteed mutual funds	10.9	23.0

Real estate leasing funds	0.8	0.8

1	Prior year amounts have been adjusted.
This table details the maximum unfunded exposure remaining to certain non-consolidated SPEs. Further detail on our significant exposure to non-consolidated SPEs follows, including the purpose of the SPEs, the nature of our relationship with the SPEs, the associated risks and any associated positions. This table should be read in conjunction with the Key Credit Market Exposures included in “Results of Operations by Segment (2008 vs. 2007) – Corporate Banking & Securities Corporate Division.”
Group Sponsored ABCP Conduits
We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2008 and December 31, 2007 they had assets totaling € 2.8 billion and € 4.8 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.
The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.
No material difficulties were experienced by these conduits during 2008 although a general widening in credit spreads was experienced on the conduits’ issued commercial paper, the cost of which was passed on to the original asset sellers. Our exposure to these entities is limited to the committed liquidity facilities entered into by us to provide funding to the conduits in the event of market disruption. The committed liquidity facilities to these conduits totaled € 3.3 billion as of December 31, 2008 and € 5.3 billion as of December 31, 2007. We reduced the lines of credit available to the clients in 2008, which resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance.
As of December 31, 2008, we held € 0.6 billion of commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in commercial paper on standard commercial terms. In addition, we held

20-F Item 5: Operating and Financial Review and Prospects
€ 0.3 billion in term notes issued by one SPE whose notes were ordinarily purchased by the conduits and € 0.2 billion in commercial paper issued by a conduit. As this represents 100 % of the SPE’s issued debt, this caused us to consolidate the SPE and conduit respectively.
As of December 31, 2007, we held € 1.4 billion of the commercial paper issued by these non-consolidated entities. We purchased the paper voluntarily as a dealer in the commercial paper on standard commercial terms. In addition, we purchased € 0.5 billion in asset-backed securities from one conduit representing 100 % of its asset holdings, which has caused us to consolidate that entity.
Third Party ABCP Conduits
In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.
Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. The notional amount of undrawn facilities provided by us is € 2.1 billion. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.
We are a swap counterparty to certain Canadian asset-backed commercial paper conduits that experienced liquidity problems in August 2007. The assets and liabilities of these conduits were restructured pursuant to a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act (Canada), which was completed on January 21, 2009. In accordance with the terms of the restructuring, the conduits were merged into three newly formed SPEs. We are purchasing leveraged CDS protection from two of the SPEs. Additional collateral was provided to these two SPEs through senior note purchase facilities of € 2 billion in the aggregate and margin facilities of € 8.3 billion in the aggregate. The senior note purchase facilities will be provided primarily by the Government of Canada and three provincial governments for an interim period of 19 months from the closing of the restructuring. The margin facilities will be provided over the life of the two SPEs concerned by a consortium of financial institutions; we will provide € 0.8 billion of these margin facilities. In addition to the increase in collateral in the SPEs, the collateral triggers were amended to be linked to spread/loss matrices based on credit indices rather than mark-to-market determinations, thereby making the possibility of collateral calls more remote. A moratorium on collateral calls was imposed with respect to the 18 months immediately following the closing of the restructuring. The terms of the restructuring will not have an impact on our consolidated financial statements.
Third Party Sponsored Securitizations
The third party securitization vehicles to which we, and in some instances other parties, provide financing are third party-managed investment vehicles that purchase diversified pools of assets, including fixed income securities, corporate loans, asset-backed securities (predominantly commercial mortgage-backed securities, residential mortgage-backed securities and credit card receivables) and film rights receivables. The vehicles fund these purchases by issuing multiple tranches of debt and equity securities, the repayment of which is linked to the performance of the assets in the vehicles.

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2008 and December 31, 2007 was € 20.1 billion and € 28.8 billion, respectively, of which € 10.8 billion and € 13.8 billion had been drawn and € 9.3 billion and € 15.0 billion were still available to be drawn as detailed in the table. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.
Mutual Funds
We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 13.2 million as of December 31, 2008 and € 4.7 million as of December 31, 2007. As of December 31, 2008, these non-consolidated funds had € 11.8 billion assets under management and provided guarantees of € 10.9 billion. As of December 31, 2007, assets of € 23.6 billion and guarantees of € 23.0 billion were reported. The significant decrease in 2008 was mainly driven by the consolidation of four funds as discussed previously.
Real Estate Leasing Funds
We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. To date no guarantee has been drawn. The notional amount of guarantees provided by us was € 535 million and € 547 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.
We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put options allow the shareholders to put the real estate asset or their shares to us at the end of the lease term for a fixed price in the event that the lessee does not exercise its option to purchase the asset. As the lessees hold a bargain purchase option, we believe those options will generally be exercised by the lessees. The notional value of the written puts was € 222 million and € 300 million as of December 31, 2008 and December 31, 2007, respectively. They have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.
Relationships with Other Non-consolidated SPEs
Group Sponsored Securitizations
During 2008 we entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. We continue to recognize € 0.7 billion of these loans, as the derecognition criteria were not met. The SPEs issued tranched notes, and the junior (equity) notes are substantially held by third parties. We hold all the debt notes issued by the SPEs, which are reported as loan assets measured at amortized cost and assessed for impairment periodically. We do not consolidate the SPEs as we do not control them.

20-F Item 5: Operating and Financial Review and Prospects
These SPEs were structured with event of default triggers which provide additional protection to the debt note holders if the market value of the loans is less than, or the actual losses are greater than, a specified threshold. If an event of default is triggered and not rectified within an agreed period, we will need to reassess consolidation status of the SPE. In two SPEs, market value default events were triggered in the fourth quarter 2008. This resulted in the third party equity holders consenting to invest additional equity of € 0.7 billion to rectify the default. As of December 31, 2008, € 0.5 billion of the additional equity was contributed to one SPE. The equity contribution payable to the other SPE is still outstanding pending further review. Subsequently, our contractual arrangements with these SPEs were redefined so that default events would be based on the actual defaults of the underlying assets for the next twelve months and then revert to being based on the market value of these assets. We believe the carrying value of the loans in the SPE will be fully recovered if held to maturity.
Tabular Disclosure of Contractual Obligations
The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2008.

Contractual obligations	Payment due by period
	Total	Less than	1–3 years	3–5 years	More than
in € m.		1 year			5 years
Long-term debt obligations	133,856	22,225	37,132	33,487	41,012

Trust preferred securities	9,729	983	1,711	2,378	4,657

Long-term financial liabilities designated at fair value through profit or loss[1]	19,270	1,748	4,995	4,110	8,417

Finance lease obligations	352	32	61	57	202

Operating lease obligations	5,749	765	1,242	945	2,797

Purchase obligations	2,457	496	1,225	492	244

Long-term deposits	35,255	–	12,322	8,601	14,332

Other long-term liabilities	2,852	4	–	–	2,848

Total	209,520	26,253	58,688	50,070	74,509

1	Mainly long-term debt and long-term deposits designated at fair value through profit or loss.
Figures above do not include the benefit of noncancelable sublease rentals of € 245 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note [9] regarding financial liabilities at fair value through profit or loss, Note [20] regarding lease obligations, Note [24] regarding deposits, Note [27] regarding long-term debt and trust preferred securities, and Note [28] regarding obligation to purchase common shares.
Research and Development, Patents and Licenses
Not applicable.

Item 6:	Directors, Senior Management and Employees
Directors and Senior Management
In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Management Board (Vorstand) and a Supervisory Board (Aufsichtsrat). The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of our company. The Management Board is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Management Board and appoints and removes its members and determines their salaries and other compensation components, including pension benefits. According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no members of the Management Board may enter into any agreement with us (for example, a loan) without the prior consent of our Supervisory Board.
We do not require the members of the Management Board to own any of our shares to be qualified. In addition, we have no requirement that members of the Management Board retire under an age limit. However, according to our rules of procedure for our Supervisory Board, an age limit of 70 years applies to the members of our Supervisory Board.
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

20-F Item 6: Directors, Senior Management and Employees
With respect to voting powers, a member of the Supervisory Board or the Management Board may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:
—	a legal transaction between us and the member; or
—	commencement, settlement or completion of legal proceedings between us and the member.
A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, referred to as the General Meeting) if the proposed resolution concerns:
—	ratification of the member’s acts;
—	a discharge of liability of the member; or
—	enforcement of a claim against the member by us.
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
As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty to us. Apart from insolvency or other special circumstances, only we have the right to claim damages from members of either board. We may waive this right or settle these claims only if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the General Meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.
Supervisory Board
Our Articles of Association require our Supervisory Board to have twenty members. In the event that the number of members on our Supervisory Board falls below twenty, the Supervisory Board maintains its authority to pass resolutions so long as at least ten members participate in the passing of a resolution, either in person or by submitting their votes in writing. If the number of members remains below twenty for more than three months or falls below ten, upon application to a competent court, the court must appoint replacement members to serve on the board until official appointments are made.
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

Each member of the Supervisory Board generally serves for a fixed term of approximately five years. For the election of shareholder representatives, the General Meeting may establish that the terms of office of up to five members may begin or end on differing dates. Pursuant to German law, the term expires at the latest at the end of the Annual General Meeting that approves and ratifies such member’s actions in the fourth fiscal year after the year in which the Supervisory Board member was elected. Supervisory Board members may also be re-elected. The shareholders may, by a majority of the votes cast in a General Meeting, remove any member of the Supervisory Board they have elected in a General Meeting. The employees may remove any member they have elected by a vote of three-quarters of the employee votes cast.
The members of the Supervisory Board elect the chairperson and the deputy chairperson of the Supervisory Board. Traditionally, the chairperson is a representative of the shareholders, and the deputy chairperson is a representative of the employees. At least half of the members of the Supervisory Board must be present at a meeting or must have submitted their vote in writing to constitute a quorum. In general, approval by a simple majority of the members of the Supervisory Board present and voting is required to pass a resolution. In the case of a deadlock, the resolution is put to a second vote. In the case of a second deadlock, the chairperson has the deciding vote.
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members’ ages as of December 31, 2008, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

20-F Item 6: Directors, Senior Management and Employees

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 45 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank

Dr. Clemens Börsig Age: 60 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company (since February 2009)

Dr. Karl-Gerhard Eick Age: 54 Appointed by the court: 2004 Term expires: 2013	Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn until February 28, 2009; Chairman of the Management Board of Arcandor AG, Essen since March 1, 2009	DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH (until September 2008); T-Mobile International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH; FC Bayern München AG; CORPUS SIREO Holding GmbH & Co. KG; STRABAG Property and Facility Services GmbH (since October 2008); Hellenic Telecommunications Organization S.A. (OTE S.A.) (since June 2008); Thomas Cook Group Plc (since December 2008)

Heidrun Förster* Age: 61 First elected: 1993 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG until May 29, 2008; Chairperson of the Combined Staff Council Berlin of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (since May 2008); Betriebskrankenkasse der Deutschen Bank

Alfred Herling* Age: 56 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council

Gerd Herzberg* Age: 58 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG; BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG – Deutsche Angestellten Wohnungsbau AG (Chairman);
Vattenfall Europe AG

Sir Peter Job Age: 67 Appointed by the court: 2001 Term expires: 2011		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board)

Prof. Dr. Henning Kagermann Age: 61 First elected: 2000 Term expires: 2013	Co-CEO of SAP AG, Walldorf	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG (since February 28, 2009)

Martina Klee* Age: 46 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Deutsche Bank Frankfurt/Eschborn; member of the General Staff Council of Deutsche Bank	Sterbekasse für die Angestellten der Deutschen Bank a.G.

Suzanne Labarge Age: 62 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.

Maurice Lévy Age: 66 First elected: 2006 Term expires: 2012	Chairman and CEO, Publicis Groupe S.A., Paris	Publicis Conseil S.A.; Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Fallon Group, Inc.; Zenith Optimedia Group Ltd.

Henriette Mark* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 51 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (until May 2008); BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.;BVV Pensionsfonds des Bankgewerbes AG

Karin Ruck* Age: 43 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG since May 29, 2008; Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG

Dr. Theo Siegert Age: 61 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Düsseldorf	E.ON AG; ERGO AG; Merck KGaA; E. Merck OHG (member of the Shareholders’ Committee); DKSH Holding Ltd. (member of the Board of Administration)

Dr. Johannes Teyssen Age: 49 First elected: 2008 Term expires: 2013	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, Düsseldorf	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading AG; Salzgitter AG; E.ON Nordic AB; E.ON Sverige AB; E.ON Italia Holding s.r.l.

Marlehn Thieme* Age: 51 First elected: 2008 Term expires: 2013	Divisional Head of Corporate Social Responsibility Deutsche Bank AG, Frankfurt

Tilman Todenhöfer Age: 65 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG (since September 2008); Carl Zeiss AG (Chairman, until September 2008; Schott AG (Chairman, until July 2008)

Werner Wenning Age: 62 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen	E.ON AG (since April 2008); Henkel AG & Co. KGaA (member of the Supervisory Board until April 14, 2008; member of the Shareholders’ Committee since April 14, 2008); Evonik Industries AG (until September 2008); Bayer Schering Pharma AG (Chairman)

Leo Wunderlich* Age: 59 First elected: 2003 Term expires: 2013	Chairman of the Group and General Staff Councils of Deutsche Bank AG, Mannheim

*	Elected by the employees in Germany.

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
Standing Committees: The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following five standing committees:
Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board on the compensation for the Management Board including the main contract elements and is responsible for entering into, amending and terminating the service contracts and other agreements with the Management Board members. It provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the

20-F Item 6: Directors, Senior Management and Employees
German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held five meetings in 2008.
The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Karin Ruck and Tilman Todenhöfer.
Nomination Committee: The Nomination Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held one meeting in 2008.
The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.
Audit Committee: The Audit Committee reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Head of Internal Audit regularly reports to the Audit Committee on the work done by internal audit. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. At its meetings, reports are regularly presented on issues of compliance. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also “Item 16C: Principal Accountant Fees and Services”). The Audit Committee held six meetings in 2008.
The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.
Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2008.
The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2008.
The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.
The business address of the members of the Supervisory Board is the same as our business address, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
Our common shares are listed on all seven German stock exchanges as well as the New York Stock Exchange. The corporate governance rules of the New York Stock Exchange applicable to foreign private issuers such as us require that we disclose the significant ways in which our corporate governance practices differ from those applicable to U.S. domestic companies under the New York Stock Exchange’s listing standards. This disclosure is available on our internet website at: http://www.deutsche-bank.com/corporate-governance under the heading “Differences in Corporate Governance Practices” as well as below under “Item 16G: Corporate Governance”.
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
Pursuant to our Articles of Association, two members of the Management Board, or one member of the Management Board together with a holder of procuration, may represent us for legal purposes. A holder of procuration is an attorney-in-fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Management Board itself must resolve on certain matters as a body. In particular, it may not delegate strategic planning, coordinating or controlling responsibilities to individual members of the Management Board.

20-F Item 6: Directors, Senior Management and Employees
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
On September 30, 2008 Anthony Di Iorio left the Management Board. His responsibilities were taken over by Stefan Krause who became a member of the Management Board on April 1, 2008. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2008, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company. The business address of the members of the Management Board is the same as our business address, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
Dr. Josef Ackermann
Age: 60
First appointed: 1996
Term expires: 2010
Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.
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
Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Deputy Chairman of the Board of Administration of Belenos Clean Power Holding Ltd. (since April 2008) and member of the Board of Directors of Royal Dutch Shell Plc (since May 2008).

Dr. Hugo Bänziger
Age: 52
First appointed: 2006
Term expires: 2014
Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000 and became Chief Risk Officer for Credit and Operational Risk in 2004.
Dr. Bänziger began his career in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (SKA) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance. In 1990 he was appointed Global Head of Credit for CS Financial Products.
He studied Modern History, Law and Economics at the University of Berne, where he subsequently earned a doctorate in Economic History.
Dr. Bänziger engages in the following principal business activities outside our company: He is a member of the Supervisory Board of EUREX Clearing AG, EUREX Frankfurt AG and a member of the Board of Directors of EUREX Zürich AG.
Stefan Krause
Age: 46
First appointed: 2008
Term expires: 2013
Mr. Krause became a member of our Management Board on April 1, 2008. Upon the retirement of Anthony Di Iorio, Mr. Krause became our Chief Financial Officer (CFO), effective October 1, 2008.
Previously, Mr. Krause spent over 20 years in the automotive industry, holding various senior management positions with a strong focus on Finance and Financial Services. Starting in 1987 at BMW’s Controlling department in Munich, he transferred to the U.S. in 1993, building up and ultimately heading BMW’s Financial Services Division in the Americas. Relocating to Munich in 2001, he became Head of Sales Western Europe (excluding Germany). He was appointed member of the Management Board of BMW Group in May 2002, serving as Chief Financial Officer until September 2007 and subsequently as Chief of Sales & Marketing.
Mr. Krause studied Business Administration in Wurzburg and graduated in 1986 with a master’s degree in Business Administration.
Mr. Krause does not currently perform any principal business activities outside our company.

20-F Item 6: Directors, Senior Management and Employees
Hermann-Josef Lamberti
Age: 52
First appointed: 1999
Term expires: 2014
Hermann-Josef Lamberti was appointed a member of our Management Board in 1999. He is our Chief Operating Officer. He joined us in 1998 as an Executive Vice President, based in Frankfurt.
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
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, Deutsche Börse AG, European Aeronautic Defence and Space Company EADS N.V. and Carl Zeiss AG.
Newly Appointed Members
On March 17, 2009, the Supervisory Board appointed the following members of the Group Executive Committee to the Management Board with effect from April 1, 2009: Michael Cohrs (age: 53), Head of Global Banking; Jürgen Fitschen (age: 61), Global Head of Regional Management; Anshu Jain (age: 46), Head of Global Markets; and Rainer Neske (age: 45), Head of Private & Business Clients. All four will continue to sit on the Group Executive Committee.
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
Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Declaration of Conformity of our Management Board and Supervisory Board dated October 29, 2008 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.
Group Executive Committee
The Group Executive Committee was established in 2002. It comprises the members of the Management Board, the five Business Heads of our Group Divisions and the head of the management of our regions. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee. The Group Executive Committee serves as a tool to coordinate across our businesses and regions through the following tasks and responsibilities:
—	Provision of ongoing information to the Management Board on business developments and particular transactions;
—	Regular review of our business segments;
—	Consultation with and furnishing advice to the Management Board on strategic decisions; and
—	Preparation of decisions to be made by the Management Board.
Compensation
Supervisory Board
Principles of the Compensation System for Members of the Supervisory Board
The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General Meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.
The following provisions apply to the 2008 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

20-F Item 6: Directors, Senior Management and Employees
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
The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2008 and the following years, as in the previous year.
Supervisory Board Compensation for Fiscal Year 2008
We compensate our Supervisory Board members after the end of each fiscal year. In January 2009, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2008 and their meeting fees. In addition, we would normally pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as described below. Due to the crisis in the financial markets, the Supervisory Board unanimously resolved to forgo any variable compensation for the financial year 2008. This waiver affects all current members of the Supervisory Board and includes the variable compensation as well as any additional variable remuneration for the Chairman of the Supervisory Board, the deputy chairperson of the Supervisory Board and all members of the committees as defined in Section 14 of our Articles of Association. This waiver was also adopted by all former members of the Supervisory Board, who, with effect from the Annual General Meeting of May 29, 2008, terminated their service on the Supervisory Board, and therefore still have a claim to remuneration for the first five months of the 2008 financial year.

Accordingly, the Supervisory Board will receive a total remuneration of € 2,478,500 (2007: € 6,022,084). Individual members of the Supervisory Board received the following compensation for the 2008 financial year (excluding statutory value added tax):

Members of the Supervisory Board	Compensation for fiscal year 2008				Compensation for fiscal year 2007
	Fixed	Variable	Meeting	Total	Fixed	Variable	Meeting	Total
in €			fee				fee
Dr. Clemens Börsig	240,000	–	24,000	264,000	240,000	400,667	22,000	662,667

Karin Ruck	160,000	–	12,000	172,000	60,000	100,167	5,000	165,167

Wolfgang Böhr[2]	40,000	–	4,000	44,000	–	–	–	–

Dr. Karl-Gerhard Eick	180,000	–	10,000	190,000	180,000	300,500	11,000	491,500

Heidrun Förster	157,500	–	15,000	172,500	210,000	350,583	16,000	576,583

Ulrich Hartmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333

Alfred Herling[2]	40,000	–	4,000	44,000	–	–	–	–

Gerd Herzberg	60,000	–	6,000	66,000	60,000	100,167	5,000	165,167

Sabine Horn[1]	50,000	–	6,000	56,000	120,000	200,333	10,000	330,333

Rolf Hunck[1]	50,000	–	6,000	56,000	120,000	200,333	12,000	332,333

Sir Peter Job	180,000	–	15,000	195,000	180,000	300,500	16,000	496,500

Prof. Dr. Henning Kagermann	120,000	–	13,000	133,000	120,000	200,333	8,000	328,333

Ulrich Kaufmann[1]	50,000	–	6,000	56,000	120,000	200,333	9,000	329,333

Peter Kazmierczak[1]	25,000	–	3,000	28,000	60,000	100,167	5,000	165,167

Martina Klee[2]	40,000	–	4,000	44,000	–	–	–	–

Suzanne Labarge[2]	80,000	–	8,000	88,000	–	–	–	–

Maurice Lévy	60,000	–	6,000	66,000	60,000	100,167	4,000	164,167

Henriette Mark	100,000	–	10,000	110,000	60,000	100,167	5,000	165,167

Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[1]	50,000	–	5,000	55,000	120,000	200,333	10,000	330,333

Gabriele Platscher	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167

Dr. Theo Siegert	100,000	–	11,000	111,000	60,000	100,167	5,000	165,167

Dr. Johannes Teyssen[2]	40,000	–	4,000	44,000	–	–	–	–

Marlehn Thieme[2]	80,000	–	7,000	87,000	–	–	–	–

Tilman Todenhöfer	125,000	–	11,000	136,000	120,000	200,333	10,000	330,333

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber[1]	25,000	–	3,000	28,000	60,000	100,167	4,000	164,167

Werner Wenning[2]	40,000	–	3,000	43,000	–	–	–	–

Leo Wunderlich	60,000	–	7,000	67,000	60,000	100,167	5,000	165,167

Total	2,262,500	–	216,000	2,478,500	2,190,000	3,656,084	176,000	6,022,084

1	Member until May 29, 2008.

2	New member since May 29, 2008.
As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was formerly employed by us as a member of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2008 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 3.5 million.
We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, except that members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2008, we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

20-F Item 6: Directors, Senior Management and Employees
Management Board
The Supervisory Board in plenum resolves the compensation system, including the main contract elements, for the members of the Management Board on the recommendation of the Chairman’s Committee of the Supervisory Board and reviews the compensation system including the main contract elements regularly. The Chairman’s Committee determines the details and size of the compensation for the members of the Management Board.
For the 2008 financial year, the members of the Management Board received compensation for their service on the Management Board in a total amount of € 4,476,684 (2007: € 33,182,395). This aggregate compensation consisted of the following components (for 2007 financial year primarily performance-related):

in €	2008	2007
Non-performance-related components:
Salary	3,950,000	3,883,333
Other benefits	526,684	466,977

Performance-related components:
without long-term incentives	–	17,360,731
with long-term incentives	–	11,471,354

Total compensation	4,476,684	33,182,395

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
Other benefits comprise reimbursement of taxable expenses and the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.
Performance-Related Components. The performance-related components comprise a cash bonus payment and the mid-term incentive (“MTI”). The annual cash bonus payment is based primarily on the achievement of our planned return on equity. As further part of the variable compensation, Management Board members receive a performance-related mid-term incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. The MTI payment consists of a cash payment (approximately one third) and equity-based compensation elements (approximately two thirds), which contain long-term risk components and are discussed in the following paragraph.

Components with Long-Term Incentives. As part of their mid-term incentives, members of the Management Board receive equity-based compensation elements (DB Equity Units) under the DB Global Partnership Plan. The ultimate value of the equity-based compensation elements of the members of the Management Board will depend on the price of Deutsche Bank shares upon their delivery, so that these have a long-term incentive effect.
For further information on the terms of our DB Global Partnership Plan, pursuant to which these equity rights (DB Equity Units) are issued, see Note [31] to the consolidated financial statements.
The Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation (bonus and MTI) for the 2008 financial year. They received the following compensation components for their service on the Management Board for the years 2008 and 2007:

Members of the		Non-performance-related		Performance-related components		Total
Management Board		components				Compensation
		Salary	Other benefits	without long-	with long-term
in €				term incentives	incentives[1]
Dr. Josef Ackermann	2008	1,150,000	239,586	–	–	1,389,586

	2007	1,150,000	151,517	8,148,725	4,531,250	13,981,492

Dr. Hugo Bänziger	2008	800,000	62,160	–	–	862,160

	2007	800,000	73,451	2,713,368	2,031,250	5,618,069

Anthony Di Iorio[2]	2008	600,000	24,739	–	–	624,739

	2007	800,000	50,806	2,713,368	2,031,250	5,595,424

Stefan Krause[3]	2008	600,000	107,306	–	–	707,306

	2007	–	–	–	–	–

Hermann-Josef Lamberti	2008	800,000	92,893	–	–	892,893

	2007	800,000	130,058	2,713,368	2,031,250	5,674,676

1
The number of DB Equity Units granted in 2008 for the year 2007 to each member was determined by dividing such euro amounts by € 76.47, the average Xetra closing price of the DB share during the last 10 trading days prior to February 5, 2008. As a result, the number of DB Equity Units granted to each member was as follows: Dr. Ackermann: 59,255, Dr. Bänziger: 26,562, Mr. Di Iorio: 26,562, and Mr. Lamberti: 26,562.

2	Member of the Management Board until September 30, 2008.

3	Member of the Management Board since April 1, 2008.
Management Board members did not receive any compensation for mandates on boards of our Group’s own companies.
The active members of the Management Board are entitled to a contribution-oriented pension plan which in its structure corresponds to the general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each member of the Management Board. A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and bonus up to a defined ceiling and accrues advance interest, determined by means of an age-related factor, at an average rate of 6 % up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.
In 2008, service cost for the aforementioned pensions was € 317,893 for Dr. Ackermann, € 429,167 for Dr. Bänziger, € 239,973 for Mr. Di Iorio, € 100,691 for Mr. Krause and € 273,192 for Mr. Lamberti. In 2007, service cost for the

20-F Item 6: Directors, Senior Management and Employees
aforementioned pensions was € 354,291 for Dr. Ackermann, € 501,906 for Dr. Bänziger, € 345,271 for Mr. Di Iorio, € 0 for Mr. Krause (was appointed in 2008 only) and € 307,905 for Mr. Lamberti.
As of December 31, 2008, the pension accounts of the current Management Board members had the following balances: € 4,098,838 for Dr. Ackermann, € 1,379,668 for Dr. Bänziger, € 216,000 for Mr. Krause and € 4,166,174 for Mr. Lamberti. As of December 31, 2007, the pension accounts had the following balances: € 3,782,588 for Dr. Ackermann, € 785,668 for Dr. Bänziger, € 0 for Mr. Krause (was appointed in 2008 only) and € 3,770,174 for Mr. Lamberti. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates and the individual pensionable compensation amounts. Dr. Ackermann and Mr. Lamberti are also entitled, in principle, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a discharged prior pension entitlement.
If a current Management Board member, whose appointment was in effect at the beginning of 2008, leaves office, he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2008 or on December 31, 2007, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.
If a current Management Board member, whose appointment was in effect at the beginning of 2006, leaves office after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.
Pursuant to the service agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the service agreement for cause. The severance payment will be fixed by the Chairman’s Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).
If a Management Board member’s departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be fixed by the Chairman’s Committee according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation (salary, bonus and MTI) for the previous financial year).
The total compensation paid to former Management Board members or their surviving dependents in 2008 and 2007 amounted to an aggregate of € 19,741,906 and € 33,479,343, respectively.

Employees
As of December 31, 2008, we employed a total of 80,456 staff members as compared to 78,291 as of December 31, 2007. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.
The following table shows our numbers of full-time equivalent employees as of December 31, 2008, 2007 and 2006.

Employees[1]	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Germany	27,942	27,779	26,401

Europe (outside Germany), Middle East and Africa	23,067	21,989	20,025

Asia/Pacific	17,126	15,080	10,723

North America[2]	11,947	13,088	11,369

Central and South America	374	355	331

Total employees	80,456	78,291	68,849

1	Full-time equivalent employees.

2	Primarily the United States.
The number of our employees increased in 2008 by 2,165 or 2.8%, to 80,456. This development was driven by the following factors:
—	We added 1,114 staff in our Private Clients and Asset Management Group Division, most notably in Poland and India.
—	The number of Corporate and Investment Bank Group Division staff was reduced by 1,476, mainly in those business areas in the UK and U.S. whose near-term recovery can not currently be foreseen.
—	In Infrastructure, the establishment of larger Operations Centers was a major contributor to the increase of 2,535 employees, mainly in Asia.

20-F Item 6: Directors, Senior Management and Employees
The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2008, 2007 and 2006.
Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.
Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2006 terminated on June 30, 2008. Renegotiations started at the end of June 2008. An agreement has not been reached up to February 27, 2009. For a short period in July and August 2008, the negotiations were accompanied by several strikes without any serious impact on Deutsche Bank and its subsidiaries. Following a recommendation of the employers association, Deutsche Bank, like other affected banks, is paying on a voluntarily basis a pay raise of 2.5 % since November 2008. Besides an agreement on this pay raise, further aspects of the still pending negotiations relate to an increasing part of total compensation being variable according to performance criteria and corporate results and several improvements in the master tariff agreement, including an extension of regulations governing work on Saturdays, part-time retirement arrangements and early retirement.

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
German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are members of unions. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized. On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions.
Share Ownership
Management Board
As of February 27, 2009 and February 29, 2008, respectively, the current members of our Management Board held the following numbers of our shares and DB Equity Units.

Members of the Management Board		Number of	Number of
		shares	DB Equity
			Units[1]
Dr. Josef Ackermann	2009	334,577	133,789

	2008	275,421	192,945

Dr. Hugo Bänziger	2009	24,101	77,441

	2008	31,219	103,881

Stefan Krause	2009	–	–

	2008	–	–

Hermann-Josef Lamberti	2009	88,373	59,973

	2008	74,445	86,491

Total	2009	447,051	271,203

Total	2008	381,085	383,317

1
Including the Restricted Equity Units Dr. Bänziger received in connection with his employment by us prior to his appointment as member of the Management Board. The DB Equity Units and Restricted Equity Units listed in the table have different vesting and allocation dates. As a result, the last equity rights will mature and be allocated on August 1, 2011.

The current members of our Management Board held an aggregate of 447,051 of our shares on February 27, 2009, amounting to approximately 0.08 % of our shares issued on that date. They held an aggregate of 381,085 of our shares on February 29, 2008, amounting to approximately 0.07 % of our shares issued on that date.
In 2008, compensation expense for long-term incentive components of compensation granted for their service in prior years on the Management Board was € 3,368,011 for Dr. Ackermann, € 1,103,939 for Dr. Bänziger, € 2,143,050 for Mr. Di Iorio and € 1,509,798 for Mr. Lamberti. In 2007, the corresponding compensation expense for these components was € 3,199,221 for Dr. Ackermann, € 403,758 for Dr. Bänziger, € 403,758 for Mr. Di Iorio and € 1,434,133 for Mr. Lamberti. Mr. Krause joined the Management Board only in April 2008 and no expense was therefore recognized for long-term incentives granted for service on the Management Board in 2008.

20-F Item 6: Directors, Senior Management and Employees
For more information on DB Equity Units, which are granted under the DB Global Partnership Plan, see Note [31] to the consolidated financial statements.
Supervisory Board
As of February 27, 2009, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares.

Members of the Supervisory Board	Number of	Number of	Number of
	shares	share grants	options
Wolfgang Böhr	10	10	100

Dr. Clemens Börsig[1]	120,000	23,156	–

Dr. Karl-Gerhard Eick	–	–	–

Heidrun Förster	895	10	–

Alfred Herling	767	10	–

Gerd Herzberg	–	–	–

Sir Peter Job	4,000	–	–

Prof. Dr. Henning Kagermann	–	–	–

Martina Klee	618	10	–

Suzanne Labarge	–	–	–

Maurice Lévy	–	–	–

Henriette Mark	378	10	–

Gabriele Platscher	739	10	–

Karin Ruck	102	8	–

Dr. Theo Siegert	–	–	–

Dr. Johannes Teyssen	–	–	–

Marlehn Thieme	102	6	–

Tilman Todenhöfer	300	–	–

Werner Wenning	–	–	–

Leo Wunderlich	712	10	100

Total	128,623	23,240	200

1	Excluding 150 Deutsche Bank shares, pooled in a family-held partnership, in which Dr. Clemens Börsig has an interest of 25%.
As of February 27, 2009, the members of the Supervisory Board held 128,623 shares, amounting to less than 0.02 % of our shares issued on that date.
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
As listed in the “Number of Share Grants” column in the table, Dr. Clemens Börsig holds 23,156 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in installments through August 2010. The other grants reflected in the table were made to employee representatives on our Supervisory Board under the DB Global Share Plan 2008, and are scheduled to be delivered on November 1, 2009.

The options reflected in the table were acquired via the voluntary participation of employee representatives on our Supervisory Board in the DB Global Share Plan. The options issued in 2003 generally have a strike price of € 75.24, have been exercisable since January 2, 2006, and have an expiration date of December 11, 2009. The options are with respect to our ordinary shares.
The German law on directors’ dealings (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) requires persons discharging managerial responsibilities within an issuer of financial instruments, and persons closely associated with them, to disclose their personal transactions in shares of such issuer and financial instruments based on them, especially derivatives, to the issuer and to the BaFin.
In accordance with German law, we disclose directors’ dealings in our shares and financial instruments based on them through the media prescribed by German law and through the Company Register (Unternehmensregister).
Employee Share Programs
For a description of our employee share programs, please refer to Note [31] to the consolidated financial statements.

20-F Item 7: Major Shareholders and Related Party Transactions

Item 7:	Major Shareholders and Related Party Transactions
Major Shareholders
On December 31, 2008, our issued share capital amounted to € 1,461,399,078 divided into 570,859,015 no par value ordinary registered shares.
On December 31, 2008, we had 581,938 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2008:
*	Including Deutsche Bank employees and pensioners
On February 27, 2009, a total of 61,174,408 of our shares were registered in the names of 1,606 shareholders resident in the United States. These shares represented 10.72 % of our share capital on that date. On December 31, 2007, a total of 68,094,272 of our shares were registered in the names of 1,429 shareholders resident in the United States. These shares represented 12.84 % of our share capital on that date.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.
As of February 27, 2009, we had been notified by the following investors holding 3 % or more of our shares: AXA S.A. Group, Paris holds 5.36 % Deutsche Bank shares and Credit Suisse Group, Zurich holds 3.86 % Deutsche Bank shares (via financial instruments). On March 9, 2009, Deutsche Post notified us that they hold 8.05 % of our shares. We had issued these shares to Deutsche Post in connection with our acquisition of a stake in their subsidiary Deutsche Postbank.
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
We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2008 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2008, there have been and currently are loans, guarantees and commitments, which totaled € 1 billion (including loans of € 0.9 billion) as of January 31, 2009. All these credit exposures
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
As of December 31, 2008, we had a loan to a single related party, in which we held a participation of 10 % or more of its voting rights, which was classified as nonaccrual. As of January 31, 2009, this exposure reflected a real estate financing loan of € 15 million with contractual interest of 6.27 % per annum, though interest accrual has ceased, and

20-F Item 7: Major Shareholders and Related Party Transactions
guarantees, bearing no interest, which were honored after the company filed for liquidation. We also had a loan to a single related party held as an at equity investment. As of January 31, 2009, this exposure reflected an uncollateralized loan of € 8 million with contractual interest of 12 % per annum, which has been set to nonaccrual status. A loan loss provision of € 4 million has been established during 2008 covering the impairment loss. Nonaccrual loans to related parties which may exhibit more than normal risk of collectibility or present other unfavorable features increased by € 1 million, or 5 % to € 23 million, from January 31, 2008. The largest amount outstanding during the period from January 1, 2008 to January 30, 2009 was € 23 million.
We have not disclosed the name of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.
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
IPO allocation litigation. Deutsche Bank Securities Inc. (“DBSI”), our U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. Among the allegations are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. The antitrust claims allege an illegal conspiracy to affect the stock price based on similar allegations that the underwriters required aftermarket purchases and undisclosed commissions in exchange for allocation of IPO stocks. In the securities cases, the motions of DBSI and others to dismiss the complaints were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs’ amended complaints. The extent to which the court granted the motions did not affect any cases in which DBSI is a defendant. On October 10, 2008, the trial court signed an order permitting plaintiffs to withdraw without prejudice their motion to certify classes based on the amended complaints. Following a mediation, a settlement in principal has been reached, subject to negotiation of definitive documentation and court approval. Pursuant to

20-F Item 8: Financial Information
a stipulation, defendants’ answers to plaintiffs’ amended allegations are not due until July 31, 2009. As previously reported, the putative antitrust class action was finally dismissed in 2007.
Tax-related products. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 8 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank (the “Individuals”). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In our view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In our view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages as well as the effective assignment of the alleged claims to KGL Pool GmbH has not been sufficiently substantiated.
Parmalat litigation. Following the bankruptcy of the Italian company Parmalat, the Special Administrator of Parmalat, Mr. Enrico Bondi, sued Deutsche Bank for damages totaling € 2.2 billion and brought claw-back actions against Deutsche Bank S.p.A. for a total of € 177 million. Deutsche Bank, Deutsche Bank S.p.A., Parmalat and Mr. Bondi (on behalf of their respective groups) agreed a settlement of all of these actions in February 2009.
In addition, following the Parmalat insolvency, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including Deutsche Bank and Deutsche Bank S.p.A., and some of their employees. Trial before the Court of Milan (Second Criminal Section) commenced in January 2008 and is ongoing. Prosecutors in Parma have conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, on charges of fraudulent bankruptcy. Committal hearings are underway. One former Deutsche Bank employee entered into a plea bargain in respect of the charges against him in Milan and Parma (most of which related to the period prior to his employment with us) which have accordingly been withdrawn.
Certain retail bondholders and shareholders have alleged civil liability against Deutsche Bank in connection with the above-mentioned criminal proceedings. We are in the process of finalizing settlement offers with those retail investors who have asserted claims against us.

20-F Item 8: Financial Information
Credit-related matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in California Superior Court in Los Angeles County regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and DBTCA, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.
Auction rate securities. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in four individual actions asserting various claims under the federal securities laws and state common law by four investors in ARS. The purported class action and three of the individual actions are in their early stages. One of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.
Deutsche Bank has also received regulatory requests from the Securities and Exchange Commission (“SEC”) and state regulatory agencies in connection with investigations relating to the marketing and sale of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institu-

tional clients who purchased ARS from Deutsche Bank and its subsidiaries; and to pay an aggregate penalty of U.S.$ 15 million to the NYAG and NASAA. The SEC’s investigation is continuing.
ÖBB litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined and ÖBB recorded substantial mark-to-market losses on the position and intends to post a provision for the entire notional amount of the PCDS in its financial accounts for the fiscal year 2008.
In June of 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. ÖBB has stated that it will appeal the decision.
Dividend Policy
We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2008 is € 0.50, compared to dividends paid of € 4.50 for 2007 and € 4.00 for 2006. If we are not profitable, we may not pay dividends at all.
Under German law, our dividends are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. For treasury shares a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting so resolves. The Annual General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.
Where the capital base of a bank is increased by issuing shares, hybrid capital or other instruments that qualify as own funds to the German Financial Market Stabilization Fund (referred to as the Fund), the Fund will generally, as a precondition to subscribing for such issuances require that, to the extent legally possible, the bank does not pay dividends or make other profit distributions other than payments on the instruments held by the Fund. The Fund is a special fund (Sondervermögen) created by the German Financial Market Stabilization Act in October 2008 to acquire rights and incur obligations in its own name for which the Federal Republic of Germany is liable. The Federal Ministry

20-F Item 8: Financial Information
of Finance determines whether the Fund will implement stabilization measures to support financial institutions in distress and which measures will be employed.
We declare dividends at the Annual General Meeting and pay them once a year. Dividends approved at a General Meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at that meeting. In accordance with the German Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions whether cash, stock or property, is the date of the General Meeting at which such dividends or other distributions are declared. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.
Significant Changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2008.

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

	Our shares				DAX®-Index
	Price per share			Average daily
	High	Low	Period-end	trading volume	High	Low	Period-end
	(in €)	(in €)	(in €)	(in thousands
				of shares)
Monthly 2009:
February	23.98	16.34	20.78	10,617.53	4,688.59	3,764.69	3,843.74
January	29.55	16.23	20.70	10,660.01	5,111.02	4,067.43	4,338.35

Monthly 2008:
December	28.99	23.36	27.83	8,167.25	4,850.39	4,304.03	4,810.20
November	36.59	18.59	27.98	10,863.94	5,302.57	4,034.96	4,669.44
October	54.32	22.26	29.44	13,839.86	5,876.93	4,014.60	4,987.97
September	62.83	47.54	49.54	13,565.69	6,553.90	5,658.20	5,831.02

Quarterly 2008:
Fourth Quarter	54.32	18.59	27.83	11,141.50	5,876.93	4,014.60	4,810.20
Third Quarter	64.85	47.48	49.54	9,873.37	6,626.70	5,658.20	5,831.02
Second Quarter	79.20	54.32	54.85	5,872.59	7,231.86	6,308.24	6,418.32
First Quarter	89.80	64.62	71.70	8,806.70	8,100.64	6,167.82	6,534.97

Quarterly 2007:
Fourth Quarter	96.72	81.33	89.40	6,355.85	8,117.79	7,444.62	8,067.32
Third Quarter	109.80	87.16	90.38	8,113.83	8,151.57	7,190.36	7,861.51
Second Quarter	118.51	99.55	107.81	4,957.13	8,131.73	6,891.80	8,007.32
First Quarter	110.00	90.60	100.84	4,767.51	7,040.20	6,437.25	6,917.03

Annual:
2008	89.80	18.59	27.83	9,116.66	8,100.64	4,014.60	4,810.20
2007	118.51	81.33	89.40	6,062.94	8,151.57	6,437.25	8,067.32
2006	103.29	80.74	101.34	4,195.14	6,629.33	5,243.71	6,596.92
2005	85.00	60.90	81.90	3,709.96	5,469.96	4,157.51	5,408.26
2004	77.77	52.37	65.32	4,066.27	4,272.18	3,618.58	4,256.08

Note: Data is based on Thomson Reuters and Bloomberg.
On February 27, 2009, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 20.78 per share and the closing quotation of the DAX Index was 3,843.74. Our shares represented 3.45 % of the DAX Index on that date.

20-F Item 9: The Offer and Listing
Since October 3, 2001 our shares have also traded on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the New York Stock Exchange.

	Our shares
	Price per share			Average daily
	High	Low	Period-end	trading volume
	(in U.S.$)	(in U.S.$)	(in U.S.$)	(in number of
				shares)
Monthly 2009:
February	31.17	21.20	25.56	1,080,238
January	41.40	21.15	25.65	967,218

Monthly 2008:
December	41.01	30.27	40.69	654,785
November	47.24	22.45	35.66	874,147
October	75.25	27.96	37.98	720,406
September	88.71	67.00	72.79	792,317

Quarterly 2008:
Fourth Quarter	75.25	22.45	40.69	743,491
Third Quarter	97.27	66.43	72.79	670,363
Second Quarter	122.98	85.35	85.35	246,953
First Quarter	130.79	102.41	113.05	467,208

Quarterly 2007:
Fourth Quarter	135.98	120.12	129.41	310,030
Third Quarter	149.42	120.24	128.39	325,394
Second Quarter	159.73	133.15	144.74	122,400
First Quarter	142.69	120.02	134.54	149,464

Annual:
2008	130.79	22.45	40.69	532,772
2007	159.73	120.02	129.41	227,769
2006	134.71	97.18	133.24	119,515
2005	100.41	76.16	96.87	93,537
2004	94.99	64.70	89.01	89,483

For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”
You should not rely on our past share performance as a guide to our future share performance.
Plan of Distribution
Not required because this document is filed as an annual report.
Markets
As described above, the principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the New York Stock Exchange and on the six other German stock exchanges (Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart).

Frankfurt Stock Exchange
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the seven German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 96.75 % of the total turnover in exchange-traded shares in Germany in 2008 (including 93.66 % of the total turnover which is accounted for by Xetra in 2008). According to the World Federation of Exchanges, Deutsche Börse AG was the sixth largest stock exchange in the world in 2008 measured by total value of share trading, after NASDAQ, the New York Stock Exchange, London, Tokyo and Euronext.
As of December 31, 2008, the shares of 10,257 companies traded on the various market segments of the Frankfurt Stock Exchange. Of these, 1,054 were German companies and 9,203 were non-German companies.
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
Our shares trade on Xetra (Exchange Electronic Trading) in addition to trading on the auction market. Xetra is an electronic exchange trading platform operated by Deutsche Börse AG. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations. Xetra trading takes place from 9:00 a.m. until 5:30 p.m. Central European time, each bank business day by brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange. Private investors are permitted to trade on Xetra through their banks or brokers.
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

20-F Item 9: The Offer and Listing
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
Memorandum and Articles of Association
The following is a summary of certain information relating to certain provisions of our Articles of Association, our share capital and German law. This summary is not complete and is qualified by reference to our Articles of Association and German law in effect at the date of this filing. Copies of our Articles of Association are publicly available at the Commercial Register in Frankfurt am Main, and an English translation is filed as Exhibit 1.1 to this Annual Report.
Our Business Objectives
Section 2 of our Articles of Association sets out the objectives of our business:
—	to transact all aspects of banking business;
—	to provide financial and other services; and
—	to promote international economic relations.
Our Articles of Association permit us to pursue these objectives directly or through subsidiaries and affiliated companies.
Our Articles of Association also provide that, to the extent permitted by law, we may transact all business and take all steps that appear likely to promote our business objectives. In particular, we may:
—	acquire and dispose of real estate;
—	establish branches in Germany and abroad;
—	acquire, administer and dispose of participations in other enterprises; and
—	conclude intercompany agreements (Unternehmensverträge).
Supervisory Board and Management Board
For more information on our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.”
Voting Rights and Shareholders’ Meetings
Each of our shares entitles its registered holder to one vote at our General Meeting. Our Annual General Meeting takes place within the first eight months of our fiscal year. Pursuant to our Articles of Association, we may hold the meeting in Frankfurt am Main, Düsseldorf or any other German city with over 500,000 inhabitants. Unless a shorter period is admissible by law, we must give the notice convening the General Meeting at least 30 days before the last day on which shareholders can register their attendance of the General Meeting (which is the third business day immediately preceding that General Meeting). We are required to include details regarding the shareholder attendance registration process and the issuance of admission cards in our invitation to the General Meeting.

20-F Item 10: Additional Information
The Management Board, the Supervisory Board or shareholders holding at least 5 % of the nominal value of our outstanding share capital may also call special General Meetings.
According to our Articles of Association our shares are issued in the form of registered shares. For purposes of registration in the share register, all shareholders are required to notify us of the number of shares they hold and, in the case of natural persons, of their name, address and date of birth and, in the case of legal persons, of their registered name, business address and registered domicile. The record date to determine which shareholders are entitled to vote at a General Meeting is the date of that General Meeting. Both being registered in our share register and the timely registration for attendance of the General Meeting constitute prerequisite conditions for any shareholder’s attendance and exercise of voting rights at the General Meeting. Shareholders may register their attendance of a General Meeting with the Management Board (or as otherwise designated in the invitation) by written notice, by telefax or electronically, no later than the third business day immediately preceding the date of that General Meeting. Any shareholders whose holdings have reached certain thresholds and who have not fulfilled the notification requirements summarized under “Notification Requirements” below are precluded from exercising any rights attached to their shares, including voting rights.
Under German law, upon our request a registered shareholder must inform us whether that shareholder owns the shares registered in its name or whether that shareholder holds the shares for any other person as a nominee shareholder. Both the nominee shareholder and the person for whom the shares are held have an obligation to provide the same personal data as required for registration in the share register with respect to the person for whom the shares are held. For so long as a registered shareholder does not provide the requested information as to its holding of the shares or, in the case of nominee shareholding, the required information about the person for whom the shares are held has not been provided, the voting rights attached to the shares held by that registered shareholder are suspended.
Shareholders may appoint proxies to represent them at General Meetings. As a matter of German law, a proxy relating to voting rights granted by shares may be revoked at any time. Any voting instructions given by a shareholder for a General Meeting are null and void if the shareholder sells or disposes of the shares prior to the record date for that General Meeting.
As a foreign private issuer, we are not required to file a proxy statement under U.S. securities law. The proxy voting process for our shareholders in the United States is substantially similar to the process for publicly held companies incorporated in the United States.
The Annual General Meeting normally concludes with the passage of resolutions on the following matters:
—	appropriation and distribution of balance sheet profits (Bilanzgewinn) from the preceding fiscal year;
—	formal ratification of the acts (Entlastung) of the Management Board and the Supervisory Board in the preceding fiscal year; and
—	appointment of independent auditors for the current fiscal year.
A simple majority of votes cast is generally sufficient to approve a measure, except in cases where a greater majority is otherwise required by our Articles of Association or by law. Under the Stock Corporation Act, certain resolutions of fundamental importance require a majority of at least 75 % of the registered capital present at the General Meeting adopting the resolution, in addition to a majority of the votes cast. Such resolutions include the following matters, among others:
—	amendments to our Articles of Association changing our business objectives;
—	capital increases that exclude subscription rights;
—	capital reductions;
—	creation of authorized or conditional capital;
—	our dissolution;
—	actions involving legal conversion such as mergers, spin-offs and changes in our legal form;
—	transfer of all our assets;
—	integration of another company ;
—	intercompany agreements (in particular, domination and profit-transfer agreements)
Under certain circumstances, such as when a resolution violates our Articles of Association or the Stock Corporation Act, shareholders may petition the appropriate Regional Court (Landgericht) in Germany to set aside resolutions adopted at the General Meeting.
Under German law, the rights of shareholders as a group can be changed by amendment of the company’s articles of association. Any amendment of our Articles of Association requires a resolution of the General Meeting. The authority to amend our Articles of Association, insofar as such amendments merely relate to the wording, such as changes of the share capital as a result of the issuance of authorized capital, has been assigned to our Supervisory Board by our Articles of Association. Pursuant to our Articles of Association, the resolutions of the General Meeting are taken by a simple majority of votes and, insofar as a majority of capital stock is required, by a simple majority of capital stock, except where law or our Articles of Association determine otherwise. The rights of individual shareholders can only be changed with their consent. Amendments to the Articles of Association become effective upon their entry in the Commercial Register.
As described further below, measures under the German Financial Market Stabilization Act may affect shareholder rights without requiring shareholder approval.
Share Register
We maintain a share register with Registrar Services GmbH and our New York transfer agent, pursuant to an agency agreement between us and Registrar Services GmbH and a sub-agency agreement between Registrar Services GmbH and the New York transfer agent.
Our share register will be open for inspection by shareholders during normal business hours at our offices at Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany. The share register generally contains each shareholder’s surname, first name, date of birth, address and the number or the quantity of our shares held. Shareholders may prevent their personal information from appearing in the share register by holding their securities through a bank or custodian. Although the shareholder would remain the beneficial owner of the securities, only the bank’s or custodian’s name would appear in the share register.

20-F Item 10: Additional Information
Dividend Rights
For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”
Increases in Share Capital
German law and our Articles of Association permit us to increase our share capital in any of three ways:
—	Resolution by our General Meeting authorizing the issuance of new shares.
—
Resolution by our General Meeting authorizing the Management Board, subject to the approval of the Supervisory Board, to issue new shares up to a specified amount (no more than 50 % of existing capital) within a specified period, which may not exceed five years. This is referred to as authorized capital (genehmigtes Kapital).

—
Resolution by our General Meeting authorizing the issuance of new shares up to a specified amount (no more than 50 % of existing capital) for specific purposes, such as for employee stock options, for use as consideration in a merger or to issue to holders of convertible bonds or other convertible securities. This is referred to as conditional capital (bedingtes Kapital).

The issuance of new ordinary shares by resolution of the General Meeting requires the simple majority of the votes cast and of the share capital present at that General Meeting. Resolutions of the General Meeting concerning the creation of authorized or conditional capital require the simple majority of the votes cast and a majority of at least 75 % of the share capital present at that General Meeting.
The German Financial Market Stabilization Act of October 17, 2008 (referred to as the Stabilization Act) permits German banks and other companies of the financial sector organized as stock corporations (like us) to increase their share capital by up to 50 % of the amount existing on October 18, 2008, the date on which the Stabilization Act became effective. Such capital increase is effected by a resolution of the Management Board and subject to approval by the Supervisory Board but not (as would otherwise be required) of the General Meeting. Shares issued under this authorization must be sold to the Financial Market Stabilization Fund (referred to as the Fund). The Fund is a special fund (Sondervermögen) created by the Stabilization Act to acquire rights and incur obligations in its own name for which the Federal Republic of Germany is liable. The Federal Ministry of Finance determines whether the Fund will implement stabilization measures to support financial institutions in distress and which measures will be employed. Shareholders will have no pre-emptive rights in respect of shares issued under this authorization. If the Funds resells the shares so acquired it is to grant a subscription right to the other shareholders. The authorization to increase the share capital as described above is limited until December 31, 2009.
Liquidation Rights
The Stock Corporation Act requires that if we are liquidated, any liquidation proceeds remaining after the payment of all our liabilities will be distributed to our shareholders in proportion to their shareholdings.
Preemptive Rights
In principle, holders of our shares have preemptive rights allowing them to subscribe to any shares, bonds convertible into, or attached warrants to subscribe for, our shares or participatory certificates we issue. Such preemptive rights are in proportion to the number of shares currently held by the shareholder. Shareholders may waive their preemptive rights with respect to any capital increase, however, as part of the resolution by the General Meeting on that capital increase. Such a resolution by the General Meeting on a capital increase that excludes the shareholders’ preemptive rights with respect thereto requires both a majority of the votes cast and a majority of at least 75 % of the share capital present at that General Meeting. A resolution to exclude preemptive rights requires that the proposed exclusion was expressly notified in the agenda to the General Meeting and that the Management Board presented a written report about the reasons for the exclusion. Under the Stock Corporation Act, preemptive rights may in particular be excluded with respect to capital increases not exceeding 10 % of the existing share capital with an issue price payable in cash not significantly below the stock exchange price at the time of issuance. In addition, shareholders may, in a resolution by the General Meeting on authorized capital, include the authorization of the Management Board to exclude the preemptive rights with respect to that authorized capital either generally or under specific circumstances set forth in that resolution.
Shareholders are generally permitted to transfer their preemptive rights. Preemptive rights may be traded on one or more German stock exchanges for a limited number of days prior to the final day the preemptive rights can be exercised.
Notices and Reports
We publish notices pertaining to our shares and the General Meeting in the electronic German Federal Gazette (elektronischer Bundesanzeiger) and, when so required, in at least one national newspaper designated for exchange notices.
We send our New York transfer agent, through publication or otherwise, a copy of each of our notices pertaining to any General Meeting, any adjourned General Meeting or our actions with respect to any cash or other distributions or the offering of any rights. We provide such notices in the form given or to be given to our shareholders. Our New York transfer agent is requested to arrange for the mailing of such notices to all shareholders registered in the New York registry.
We will make all notices we send to shareholders available at our principal office for inspection by shareholders. Registrar Services GmbH and our New York transfer agent will send copies of all notices pertaining to General Meetings to all registered shareholders. Registrar Services GmbH and our New York transfer agent will send copies of other notices or information material, such as quarterly reports or shareholder letters, to those registered shareholders who have requested to receive such notices or information material.
Charges of Transfer Agents
We pay Registrar Services GmbH and our New York transfer agent customary fees for their services as transfer agents and registrars. Our shareholders will not be required to pay Registrar Services GmbH or our New York transfer agent any fees or charges in connection with their transfers of shares in the share register. Our shareholders will also not be required to pay any fees in connection with the conversion of dividends from euros to U.S. dollars.
Liability of Transfer Agents
Neither Registrar Services GmbH nor our New York transfer agent will be liable to shareholders if prevented or delayed by law, or any circumstances beyond their control, from performing their obligations as transfer agents and registrars.

20-F Item 10: Additional Information
Notification Requirements
Disclosure of Interests in Publicly Traded Stock Corporations under the German Securities Trading Act and the German Securities Acquisition and Takeover Act
Pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), any shareholder whose voting rights in Deutsche Bank, through acquisition, sale or by other means, reaches, exceeds or falls below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50 % or 75 % threshold must notify in writing and without undue delay, but at the latest within four trading days, Deutsche Bank and the BaFin thereof and of its current aggregate voting rights. The same notification obligation at the same thresholds (with the exception of the 3 % threshold) exists under the Securities Trading Act with regard to financial instruments whose holders are, by a legally binding agreement, vested with the right to acquire existing Deutsche Bank shares. Holdings in those financial instruments are aggregated with voting rights attached to shares held for purposes of determining whether any of the relevant notification thresholds have been triggered. We must publish notifications received without undue delay, but no later than within three trading days after their receipt, and report such publication to the BaFin.
According to the recently enacted Risk Limitation Act (Risikobegrenzungsgesetz), as from May 31, 2009, shareholders whose voting rights reach or exceed thresholds of 10%, 15%, 20%, 25%, 30%, 50 % or 75 % of the voting rights in Deutsche Bank will be obligated to inform Deutsche Bank within 20 trading days of the purpose of their investment and the origin of the funds used for such investment unless this new legal requirement has been waived by amendment to our Articles of Association.
Pursuant to the Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), any person holding directly or indirectly at least 30 % of the voting rights in Deutsche Bank must, within seven calendar days, publish this fact, including its current aggregate voting rights.
Both the German Securities Trading Act and the Securities Acquisition and Takeover Act contain various provisions regarding the attribution of shareholdings to an investor based on effective, rather than direct, control of voting rights.
Shareholders failing to comply with their notification obligations will be precluded from exercising any rights attached to their shares (including voting rights and the right to receive dividends) until proper notice has been given. Under the Securities Trading Act, if the breach of the notification obligation was willful or grossly negligent and related to the amount of voting rights held and the deviation of the incorrect notification from the actual holding amounts to 10 % or more of that holding, the preclusion of voting rights will be extended for a six-month period from the day the late or corrected notification is made. Non-compliance with the disclosure requirement may also result in a fine.
Disclosure of Participations in a Credit Institution
The German Banking Act (Kreditwesengesetz) requires any person intending to acquire, alone or acting in concert with another person, a significant participation (bedeutende Beteiligung) in a credit or financial services institution to notify the BaFin and the Bundesbank without undue delay and in writing of the intended acquisition. In particular, the acquisition of 10 % or more of the institution’s voting rights or capital, directly or indirectly through one or more subsidiaries or in concert with other persons, or if a significant influence can be exercised on the management of the institution in which a participation is held, is deemed a significant participation. The required notice must contain information demonstrating, among others, the reliability of the investor, in the case of a corporation or other legal entity, the reliability of its directors and officers.

A person holding a significant participation must also notify the BaFin and the Bundesbank without undue delay and in writing of any intention to increase the participation up to or beyond the thresholds of 20%, 30 % or 50 % of the voting rights or capital or in such way that the institution comes under such person’s control.
Moreover, a person holding a significant participation must also notify the BaFin and the Bundesbank without undue delay and in writing if such person intends to reduce the participation below 10 % or below one of the other thresholds described above.
The BaFin may, within a period of 60 business days following its confirmation that it received the complete notification, prohibit the intended acquisition if facts are known that warrant the assumption that the acquirer or its directors and officers are not reliable or financially sound, that the participation would impair the effective supervision of the institution, that the prospective managing director (Geschäftsleiter) is not reliable or not qualified, that money laundering or financing of terrorism has occurred or been attempted in connection with the intended acquisition, or that there would be an increased risk of such illegal acts as a result of the intended acquisition. During the review period the BaFin may request additional information necessary for its determination. Such a request interrupts the review period for up to 20 working days.
If a person acquires a significant participation despite such prohibition or without notifying the BaFin or the Bundesbank, the BaFin may prohibit the person from exercising the voting rights attached to the shares. In addition, non-compliance with the notification requirement may result in the imposition of a fine in accordance with statutory provisions.
Review of Acquisition of 25 % or more by the German Federal Ministry of Economics and Technology
The German government introduced a bill to amend the German Foreign Trade Act (Außenwirtschaftsgesetz) and the Foreign Trade Regulation (Außenwirtschaftsverordnung). Under the amendment, which is expected to become effective by the end of March or in April 2009, the direct or indirect acquisition of 25 % or more of the voting rights in a German company an investor from outside the European Union and the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland) or by an investor 25 % or more of the voting rights of which are owned by an investor from outside the aforementioned regions may be reviewed by the German Federal Ministry of Economics and Technology. If such Ministry determines that the acquisition poses a threat to the public order or the safety of the Federal Republic of Germany, it may impose conditions on or suspend the acquisition or require that it be unwound. The decision to review an acquisition must be made within three months following the conclusion of the contract or publication of a takeover bid. The review must be completed within two months following receipt of complete information on the transaction. No notification of the acquisition is required but the acquiror may seek pre-clearance of a proposed acquisition from the Federal Ministry of Economics and Technology.
Material Contracts
In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

20-F Item 10: Additional Information
Exchange Controls
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Myanmar (Burma), Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Iran, Iraq, Liberia, North Korea, Sudan and Zimbabwe, as well as persons associated with terrorism, the Taliban, Slobodan Milosevic, the deceased former president of Serbia and Yugoslavia, and other persons indicted by the International Criminal Tribunal for the former Yugoslavia, and President Alexander Lukashenko and certain other officials of Belarus.
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
There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, certain reporting obligations apply and the investment may become subject to review by the BaFin and other competent authorities. See “Item 10: Additional Information – Memorandum and Articles of Association – Notification Requirements.”
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

—	not also a resident of Germany for German tax purposes; and
—	not subject to “anti-treaty shopping” articles under German domestic law or the Treaty that apply in limited circumstances.
The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany. The summary does not discuss the treatment of those shareholders.
The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock, persons that hold shares through a partnership and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, treaties and regulatory interpretations, including in the United States current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change.
Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares in light of their particular circumstances, including the effect of any state, local, or other national laws.
Taxation of Dividends
Dividends that we pay after January 1, 2009 are subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25 % withholding tax and a 1.375 % surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 11.375 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 73.625 and may claim a refund from the German tax authorities of 11.375 and, therefore, receive a total cash payment of 85 (i.e., 85 % of the declared dividend). For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100 with the option, subject to applicable limitations, to credit or deduct withholding tax suffered. In any event, German withholding tax will be levied on the full amount of the cash dividend paid to a U.S. resident as described above.
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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. shareholders with respect to shares before January 1, 2011 will be subject to taxation at a maximum rate of 15 % if the dividends are “qualified dividends.” Dividends received with respect to shares will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The current income tax treaty between the United States and Germany (the “Treaty”) has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The

20-F Item 10: Additional Information
determination whether we are a PFIC must be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ended December 31, 2008. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2009, or for the foreseeable future. The PFIC rules are however complex and their application to financial services companies are unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.
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
Refund Procedures
To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern (formerly Bundesamt für Finanzen), An der Küppe 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (http://www.bzst.bund.de).
A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. The certification may be obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. Requests for certification are to be made in writing or by faxing a request and must include the U.S. resident’s name, social security number or employer identification number, tax return form number, the address where the certification should be sent, the name of the country requesting the certification (Germany), and the tax year being certified. Generally, the tax year being certified would most likely reflect the period of the U.S. resident’s last filed tax return. If the U.S. resident desires a “current year” Form 6166, its Form 6166 request must include a penalties of perjury statement, which has been signed by it in the current year under penalties of perjury, certifying that (1) it is a resident of the United States currently, and (2) it will continue to be a resident of the United States for the remainder of the current, taxable year. For the purpose of requesting IRS Form 6166 it must use IRS Form 8802 (which will not be processed unless a user fee is paid). Requests for certification can include a request to the Internal

Revenue Service to send the certification directly to the German tax authorities. This certification is valid for three years.
The former simplified refund procedure for U.S. residents by the Depository Trust Company is not available for dividends received after December 31, 2008. The former simplified refund procedure has been revoked by the German Ministry of Finance as of year-end 2008. Instead an IT-supported quick-refund procedure is available (“Datenträgerverfahren – DTV” / “Data Medium Procedure – DMP”) for dividends received after December 31, 2008. If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must confirm to the DMP participant that they meet the conditions of the U.S.-German treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf. Further each refund beneficiary must confirm
—	that it is the beneficial owner of the dividends received,
—	that it is resident in the U.S. in the meaning of the U.S.-German treaty,
—	that it does not have his domicile, residence or place of management in Germany,
—	that the dividends received do not form part of a permanent establishment or fixed base in Germany, and
—	that it commits, due to his participation in the DMP, not to claim separately for refund.
The beneficiaries also must provide a “certification of filing a tax return” on IRS Form 6166 with the DMP participant. The DMP participant is required to keep these documents in its files and prepare and file a combined claim for refund with the German tax authorities by electronic media. The combined claim provides evidence of a U.S. resident’s personal data including its U.S. Tax Identification Number.
The German tax authorities reserve the right to audit the entitlement to tax refunds for several years following their payment pursuant to the U.S.-German treaty in individual cases. The DMP participant must assist with the audit by providing the necessary details or by forwarding the queries to the respective refund beneficiaries/shareholders.
The German tax authorities will issue refunds denominated in euros. In the case of shares held through banks or brokers participating in the Depository Trust Company, the refunds will be issued to the Depository Trust Company, which will convert the refunds to U.S. dollars. The resulting amounts will be paid to banks or brokers for the account of holders.
If a U.S. resident holds its shares through a bank or broker who elects to participate in the DMP, it could take at least three weeks for it to receive a refund after a combined claim for refund has been filed with the German tax authorities. If a U.S. resident files a claim for refund directly with the German tax authorities, it could take at least eight months for it to receive a refund. The length of time between filing a claim for refund and receipt of that refund is uncertain and we can give no assurances as to when any refund will be received.
Taxation of Capital Gains
Under the Treaty, a U.S. resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between such holder’s tax basis in the shares, and the U.S. dollar value of the amount realized from the sale or other disposition. Such gain or loss will be capital gain or loss,

20-F Item 10: Additional Information
and will be long-term capital gain or loss if the shares were held for more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a current maximum rate of 15%. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.
Shareholders whose shares are held in an account with a German bank or financial services institution (including a German branch of a non-German bank or financial services institution) are urged to consult their own advisors. This summary does not discuss their particular tax situation.
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
Backup withholding tax is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.
Dividends and Paying Agents
Not required because this document is filed as an annual report.

Statement by Experts
Not required because this document is filed as an annual report.
Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 3 World Financial Center, Suite 400, New York, New York, 10281-1022. You may obtain copies of the materials from the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov under File Number 1-15242. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.
Subsidiary Information
Not applicable.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Item 11:	Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions. The importance of a strong focus on risk management and the continuous need to refine risk management practice has become particularly evident during the financial market crisis that began in 2007 and continues through the date of this report. While our risk and capital management continuously evolves and improves, there can be no assurance that all market developments, in particular those of extreme nature, can be fully anticipated at all times.
Risk and Capital Management Principles
The following key principles underpin our approach to risk and capital management:
—	Our Management Board provides overall risk and capital management supervision for our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
—
We manage credit, market, liquidity, operational, business, legal and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.

—	The structure of our integrated legal, risk & capital function is closely aligned with the structure of our group divisions.
—	The legal, risk & capital function is independent of our group divisions.
Risk and Capital Management Organization
Our Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities within our consolidated Group and heads our integrated legal, risk & capital function.
Two functional committees are central to the legal, risk & capital function. The Capital and Risk Committee is chaired by our Chief Risk Officer, with the Chief Financial Officer being Vice-Chairman. The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. In addition, the Chief Risk Officer chairs our Risk Executive Committee, which is responsible for management and control of the aforementioned risks across our consolidated Group. The Deputy Chief Risk Officer reports directly to the Chief Risk Officer and is among the voting members of our Risk Executive Committee.

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
Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department performs risk-oriented reviews of the design and operating effectiveness of our internal control procedures and provides independent assessments to the Management Board and the Audit Committee of the Supervisory Board.
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

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
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
Business Risk
Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our results if we fail to adjust quickly to these changing conditions.
Insurance Specific Risk
Our exposure to insurance risk increased upon our 2007 acquisition of Abbey Life Assurance Company Limited and our 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. We are primarily exposed to the following insurance-related risks.
—
Mortality and morbidity risks – the risks of a higher or lower than expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. We aim to mitigate these risks by the use of reinsurance and the application of discretionary charges. We investigate rates of mortality and morbidity annually.

—
Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. We monitor this risk carefully against the latest external industry data and emerging trends.

—
Expenses risk – the risk that policies cost more or less to administer than expected. We monitor these expenses by an analysis of our actual expenses relative to our budget. We investigate reasons for any significant divergence from expectations and take remedial action. We reduce the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

—	Persistency risk – the risk of a higher or lower than expected percentage of lapsed policies. We assess our persistency rates annually by reference to appropriate risk factors.

Risk Management Tools
We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:
—
Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. In 2008, we refined our economic capital modeling in particular by completing a Group-wide roll-out of our “multi-state” model for credit risk, which is intended to more comprehensively capture the effects of rating migration. We further modified our economic capital framework to capture more comprehensively profit and loss effects due to fair value accounting. As part of this model adjustment, we now report economic capital for traded default risk and all assets which are fair valued through profit and loss within market risk rather than credit risk. This enables us to also measure the price volatility of these assets within our economic capital. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See “Overall Risk Position” below for a quantitative summary of our economic capital usage.

—
Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

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

—
Stress testing. We supplement our analysis of credit, market, liquidity and operational risk with stress testing. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. Our 2008 experience in relation to these stress tests is discussed further below. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. Among other things, the results of these stress tests enable us to assess the impact of significant changes in the frequency and/or severity of operational risk events on our operational risk economic capital.

—
Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note [36] of the consolidated financial statements.

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
We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposure. We generally rate our credit exposures individually. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.
Credit Limits
Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.
Monitoring Default Risk
We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified counterparties where problems might arise, the respective exposure is placed on a watchlist.
Monitoring Traded Default Risk
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
Loan Exposure Management Group
As part of our overall framework of risk management, the Loan Exposure Management Group (“LEMG”) focuses on managing the credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies’ portfolio within our Corporate and Investment Bank Group Division.
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

The notional amount of LEMG’s risk reduction activities increased by 21 % from € 47.0 billion as of December 31, 2007, to € 56.7 billion as of December 31, 2008.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
As of year-end 2008, LEMG held credit derivatives with an underlying notional amount of € 36.5 billion. The position totaled € 31.6 billion as of December 31, 2007.
The credit derivatives used for our portfolio management activities are accounted for at fair value.
LEMG also mitigated the credit risk of € 20.1 billion of loans and lending-related commitments as of December 31, 2008, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 15.3 billion as of December 31, 2007. LEMG further mitigated the credit risk of € 70 million of loans and lending-related commitments as of December 31, 2008 by way of credit-linked notes. This position totaled € 74 million as of December 31, 2007. Credit risk mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees addresses the credit risk of the less liquid underlying positions.
LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of loans and commitments reported at fair value increased during the year to € 50.5 billion as of December 31, 2008, from € 44.7 billion as of December 31, 2007, as new loans were originated and those that qualified were designated to be reported at fair value. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.
Credit Exposure
We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter (“OTC”) derivatives:
—	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
—	“Irrevocable lending commitments” consist of the undrawn portion of irrevocable lending-related commitments.
—	“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
—
“OTC derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earning deposits with banks, and accrued interest receivables, amounting to € 79.2 billion at December 31, 2008 and € 37.8 billion at December 31, 2007, forward committed repurchase and reverse repurchase agreements of € 38.4 billion at December 31, 2008 and € 56.3 billion at December 31, 2007, “tradable assets”, which include bonds, loans and other fixed-income products that are in our trading assets and in securi-

ties available for sale, of € 210.2 billion at December 31, 2008 and € 457.7 billion at December 31, 2007 as well as loans designated at fair value, of € 18.7 billion at December 31, 2008 and € 21.5 billion at December 31, 2007.
The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere. The increases in the below credit exposure were primarily in loans and derivatives and for both within Western Europe and North America. The loan increase was partly due to € 34.4 billion assets being reclassified under IAS 39 while the derivative increase was driven by large interest rate moves and to a lesser extent by volatile markets.

Credit risk profile	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]		Total
by region			commitments[2]
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Eastern Europe	7,672	4,334	1,654	1,694	2,086	1,479	2,033	972	13,445	8,479

Western Europe	185,577	141,572	38,698	47,948	25,289	29,021	48,677	30,982	298,241	249,523

Africa	1,076	747	333	224	566	801	297	552	2,272	2,324

Asia/Pacific	16,887	15,006	6,156	9,688	6,223	5,672	13,225	8,371	42,491	38,737

North America	56,129	37,087	56,812	68,495	13,943	12,407	57,177	29,517	184,061	147,506

Central and South America	3,530	1,754	196	375	660	480	1,552	965	5,938	3,574

Other[4]	348	97	228	87	48	46	629	643	1,253	873

Total	271,219	200,597	104,077	128,511	48,815	49,905	123,590	72,002	547,701	451,015

1	Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as December 31, 2007.

3	Includes the effect of master agreement netting and cash collateral received where applicable.

4	Includes supranational organizations and other exposures that we have not allocated to a single region.
The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]		Total
by industry sector			commitments[2]
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Banks and insurance	26,998	12,850	24,970	28,286	11,568	11,005	68,641	36,048	132,177	88,189

Manufacturing	19,043	16,067	24,889	24,271	13,669	11,508	4,550	3,537	62,151	55,383

Households	83,376	70,863	3,862	3,784	1,768	1,724	791	1,497	89,797	77,867

Public sector	9,972	5,086	819	1,023	628	888	7,125	5,493	18,544	12,490

Wholesale and retail trade	11,761	8,916	6,377	5,840	3,423	3,496	1,264	839	22,825	19,090

Commercial real estate activities	27,083	16,476	2,239	3,144	2,403	1,902	3,213	455	34,938	21,977

Other[4,5]	92,986	70,339	40,921	62,162	15,356	19,383	38,006	24,134	187,269	176,018

Total	271,219	200,597	104,077	128,511	48,815	49,905	123,590	72,002	547,701	451,015

1	Includes impaired loans amounting to € 3.7 billion as of December 31, 2008 and € 2.6 billion as of December 31, 2007.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.

3	Includes the effect of master agreement netting and cash collateral received where applicable.

4	Loan exposures for Other include lease financing.

5	Included in the category “Other” is investment counseling and administration exposure of € 67.9 billion and € 54.8 billion as of December 31, 2008 and December 31, 2007, respectively.
Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounts for 7 % of our aggregated total credit exposure in these categories as of December 31, 2008. Our top ten counterparty exposures are typically with well-rated counterparties or relate to structured trades which show high levels of collateralization.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
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
This table reflects an increase in our corporate loan book, of which € 34.4 billion was due to assets reclassified to loans according to IAS 39, as well as a continued good quality of our lending-related credit exposures. The portion of our corporate loan book carrying an investment-grade rating decreased from 70 % at December 31, 2007 to 66 % at December 31, 2008, reflecting the general credit deterioration in light of the market turbulence throughout 2008. However, as discussed above, the loan exposure shown in the table below does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that there is no undue concentration risk and our loan book is well-diversified. The increase in our OTC derivatives exposure was substantially driven by interest and foreign exchange products, reflecting a substantial fall in yield curves, especially in the second half of 2008, and took place mainly within the investment-grade rating band. OTC derivatives exposure as shown below does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure is significantly lower and in our judgment well-diversified and geared towards investment grade counterparties.

Corporate credit exposure	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]		Total
credit risk profile			commitments[2]
by creditworthiness category
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370

A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432

BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277

BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996

B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681

CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889

Total	186,719	120,228	104,077	128,511	48,815	49,905	123,590	72,002	463,201	370,646

1	Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008 and € 1.5 billion as of December 31, 2007.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.

3	Includes the effect of master agreement netting and cash collateral received where applicable.

Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	(in € m.)		as a % of total exposure		as a % of total exposure
	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504	1.54%	1.68%	0.65%	0.64%
Consumer and small business financing	15,047	14,489	1.98%	1.96%	1.98%	1.76%
Mortgage lending	42,092	42,015	1.39%	1.58%	0.18%	0.26%

Consumer credit exposure outside Germany	27,361	23,864	1.92%	1.24%	0.94%	0.55%

Total consumer credit exposure[1]	84,500	80,368	1.67%	1.55%	0.74%	0.62%

1	Includes impaired loans amounting to € 1.4 billion as of December 31, 2008 and € 1.1 billion as of December 31, 2007.
The volume of our consumer credit exposure rose by € 4.1 billion, or 5%, from 2007 to 2008, driven both by the volume growth of our portfolio outside Germany (up € 3.5 billion) with strong growth in Italy (up € 1.5 billion), Poland (up € 1.0 billion) and Spain (up € 611 million) as well as in Germany (up € 635 million). Total net credit costs as a percentage of total exposure increased overall compared to 2007 reflecting our strategy to invest in higher margin consumer finance business as well as the deteriorating credit conditions in Spain. In Germany the increase in net credit costs was driven by the consumer finance business and only partially offset by a reduction in mortgage lending. Outside Germany the increase in net credit costs was mainly driven by the exacerbating economic crisis in Spain which adversely affected all our loan portfolios there and by our consumer finance business in Italy and Poland. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.
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

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
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
The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2008.

Dec 31, 2008	Notional amount maturity distribution				Positive	Negative	Net
	Within one	> 1 and	After five		market	market	market
in € m.	year	≤ 5 years	years	Total	value	value	value
Interest-rate-related transactions:

OTC products:
FRAs	4,246,883	240,762	2,327	4,489,972	11,195	(10,395)	799
Interest rate swaps (single currency)	11,420,341	11,453,935	9,251,828	32,126,104	570,204	(550,811)	19,393
Purchased interest rate options	396,285	567,857	280,663	1,244,806	71,120	–	71,120
Written interest rate options	459,646	601,245	297,014	1,357,905	–	(76,643)	(76,643)
Other interest rate trades	–	–	–	–	–	–	–

Exchange-traded products:
Interest rate futures	217,707	126,822	685	345,214	–	–	–
Purchased interest rate options	104,754	16,737	–	121,491	357	–	357
Written interest rate options	77,180	9,783	–	86,964	–	(216)	(216)

Sub-total	16,922,796	13,017,141	9,832,517	39,772,456	652,876	(638,065)	14,810

Currency-related transactions:

OTC products:
Forward exchange trades	561,840	67,213	5,292	634,346	25,148	(25,329)	(181)
Cross currency swaps	1,676,218	716,206	414,971	2,807,395	128,593	(127,225)	1,368
Purchased foreign currency options	324,102	110,820	34,698	469,621	28,083	–	28,083
Written foreign currency options	315,905	118,776	25,661	460,342	–	(25,506)	(25,506)

Exchange-traded products:
Foreign currency futures	8,309	749	36	9,095	–	–	–
Purchased foreign currency options	2,106	191	–	2,297	212	–	212
Written foreign currency options	2,674	18	–	2,692	–	(198)	(198)

Sub-total	2,891,154	1,013,973	480,658	4,385,788	182,036	(178,258)	3,778

Equity/index-related transactions:

OTC products:
Equity forward	938	1	489	1,427	200	(158)	42
Equity/index swaps	75,665	58,993	24,783	159,441	18,722	(14,780)	3,942
Purchased equity/index options	128,377	129,524	36,314	294,214	44,993	–	44,993
Written equity/index options	139,590	167,387	49,325	356,301	–	(53,933)	(53,933)

Exchange-traded products:
Equity/index futures	20,023	48	28	20,099	–	–	–
Equity/index purchased options	197,250	66,611	11,132	274,993	4,869	–	4,869
Equity/index written options	176,887	69,712	16,319	262,919	–	(6,005)	(6,005)

Sub-total	738,730	492,276	138,390	1,369,394	68,784	(74,876)	(6,092)

Credit derivatives	315,693	3,088,619	1,045,121	4,449,432	295,383	(260,849)	34,534

Other transactions:

OTC products:
Precious metal trades	43,932	32,077	4,526	80,536	4,522	(4,234)	288
Other trades	82,195	169,726	5,855	257,776	24,805	(24,394)	411

Exchange-traded products:
Futures	32,728	16,062	564	49,354	302	(254)	49
Purchased options	20,483	13,774	422	34,679	5,318	–	5,318
Written options	19,435	12,309	1,044	32,788	–	(5,403)	(5,403)

Sub-total	198,773	243,948	12,411	455,133	34,947	(34,285)	663

Total OTC business	20,187,610	17,523,140	11,478,867	49,189,619	1,222,967	(1,174,257)	48,710

Total exchange-traded business	879,536	332,817	30,230	1,242,584	11,059	(12,076)	(1,017)

Total	21,067,146	17,855,957	11,509,097	50,432,203	1,234,026	(1,186,333)	47,693

Positive market values including the effect of netting and cash collateral received					130,375

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Distribution Risk
We frequently underwrite large commitments with the intention to sell down or distribute most of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The sell down or distribution is, under normal market conditions, typically accomplished within 90 days after the closing date. However, due to the continued market dislocation in 2008, we experienced further delays in distribution of our loan and bond commitments in the respective businesses. Our largest distribution risk during 2008 related to the businesses of Leveraged Finance and Real Estate (specifically, commercial mortgages).
For risk management purposes we treat the full amount of all such commitments as credit exposure requiring formal credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. To protect us against a value deterioration of such amounts, we may enter into generic market risk hedges (most commonly using related indices), which are also captured in our market risk process.
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

Emerging Markets net counterparty exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Total net counterparty exposure	26,214	22,000

Total net counterparty exposure (excluding OTC derivatives)	17,697	16,580

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Africa	914	508

Asia (excluding Japan)	5,472	3,277

Eastern Europe	3,364	1,856

Latin America	1,647	658

Middle East	3,402	2,931

Total emerging markets net transfer risk exposure	14,799	9,230

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.
As of December 31, 2008, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 14.8 billion, an increase of 60%, or € 5.6 billion, from December 31, 2007. This development was largely a result of increased OTC derivatives exposure.
Impaired Loans
Under IFRS, we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
As of December 31, 2008, our impaired loans totaled € 3.7 billion, representing a 39 % increase compared to December 31, 2007. The total € 2.1 billion net increase of impaired loans was only partly offset by € 990 million of gross charge-offs and a € 36 million decrease as a result of exchange rate movements. The increase in impaired loans is mainly attributable to our individually assessed impaired loans with net increases of € 1.2 billion, partly offset by gross

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk charge-offs of € 364 million and a € 36 million decrease as a result of exchange rate movements. This development includes € 753 million of loans reclassified according to IAS 39, which during 2008 showed a net increase of € 944 million, partly offset by € 138 million of gross charge-offs and a € 53 million decrease as a result of exchange rate movements. The collectively assessed impaired loans increased by € 271 million, as net increases of € 896 million were offset by charge-offs of € 625 million.
Problem Loans
In keeping with SEC industry guidance, we continue to monitor and report problem loans.
Our problem loans consist of our impaired loans and, additionally, € 873 million nonimpaired problem loans as of December 31, 2008, where no impairment loss is expected but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.
The following table presents the components of our December 31, 2008 and December 31, 2007 problem loans and impaired loans.

	Dec 31, 2008			Dec 31, 2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	2,810	1,400	4,210	1,702	1,129	2,831

Loans 90 days or more past due and still accruing	13	188	201	30	191	220

Troubled debt restructurings	144	–	144	93	–	93

Total problem loans	2,967	1,588	4,555	1,824	1,320	3,144

thereof: IFRS impaired loans	2,282	1,400	3,682	1,516	1,129	2,645

The € 1.4 billion, or 45%, increase in our total problem loans in 2008 was due to a € 2.4 billion net increase of problem loans partly offset by € 990 million of gross charge-offs and a € 17 million decrease as a result of exchange rate movements. The increase in problem loans is mainly attributable to our individually assessed loans, with net increases of € 1.5 billion, partly offset by gross charge-offs of € 364 million and a € 17 million decrease as a result of exchange rate movements. These problem loans include € 840 million of new problem loans among the loans reclassified to the banking book as permitted by the amendments to IAS 39, comprising net new problem loans of € 1.0 billion partly offset by € 138 million of gross charge-offs and a € 65 million decrease as a result of exchange rate movements. For collectively assessed problem loans, net increases of € 893 million were partly offset by gross charge-offs of € 625 million. Included in the € 1.6 billion of collectively assessed problem loans as of December 31, 2008 are € 1.4 billion of loans that are 90 days or more past due as well as € 143 million of loans that are less than 90 days past due but for which, in the judgment of management, the accrual of interest should be ceased.
Our commitments to lend additional funds to debtors with problem loans amounted to € 71 million as of December 31, 2008, a decrease of € 58 million or 45 % compared to December 31, 2007. Of these commitments, € 6 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, an increase of € 5 million compared to December 31, 2007.

In addition, as of December 31, 2008, we had € 4 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.
The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	Dec 31, 2008	Dec 31, 2007
Nonaccrual loans:
German	1,738	1,913
Non-German	2,472	918

Total nonaccrual loans	4,210	2,831

Loans 90 days or more past due and still accruing:
German	183	199
Non-German	18	21

Total loans 90 days or more past due and still accruing	201	220

Troubled debt restructurings:
German	122	49
Non-German	22	44

Total troubled debt restructurings	144	93

Nonaccrual Loans
We place a loan on nonaccrual status if:
—	the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
—	the accrual of interest should be ceased according to management’s judgment as to collectibility of contractual cash flows.
When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.
As of December 31, 2008, our nonaccrual loans totaled € 4.2 billion, an increase of € 1.4 billion, or 49%, from 2007. The increase in nonaccrual loans took place substantially in our individually assessed loans, driven by net increases, mainly by € 1.0 billion of loans reclassified according to IAS 39, more than offsetting charge-offs and a decrease as a result of exchange rate movements.
Loans Ninety Days or More Past Due and Still Accruing
These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection and are not impaired.
In 2008, our 90 days or more past due and still accruing loans decreased by € 20 million, or 9%, to € 201 million as of December 31, 2008.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Troubled Debt Restructurings
Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower’s financial position on terms that we would not otherwise consider.
If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. Impairment for Troubled Debt Restructurings is measured using the original effective interest rate before modification of terms.
In 2008, the volume of our troubled debt restructurings increased by € 51 million, or 55%, to € 144 million as of December 31, 2008.
Credit Loss Experience and Allowance for Loan Losses
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
—	a reliable estimate of the loss amount can be made.
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

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Allowance for Loan Losses
The following table presents the components of our allowance for loan losses on the dates specified, including, with respect to our German loan portfolio, a breakdown by industry of the borrower and the percentage of our total loan portfolio accounted for by those industry classifications. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m.
(unless stated otherwise)	Dec 31, 2008		Dec 31, 2007
German:
Individually assessed loan loss allowance:
Banks and insurance	1	5%	–	–
Manufacturing	165	3%	176	4%
Households (excluding mortgages)	21	5%	24	6%
Households – mortgages	5	13%	5	17%
Public sector	–	2%	–	2%
Wholesale and retail trade	81	1%	88	2%
Commercial real estate activities	60	5%	127	5%
Other	146	5%	189	6%

Individually assessed loan loss allowance German total	479		609

Collectively assessed loan loss allowance	464		481

German total	943	39%	1,090	42%

Non-German:
Individually assessed loan loss allowance	499		321
Collectively assessed loan loss allowance	496		294

Non-German total	995	61%	615	58%

Total allowance for loan losses	1,938	100%	1,705	100%

Total individually assessed loan loss allowance	977		930

Total collectively assessed loan loss allowance	961		775

Total allowance for loan losses	1,938		1,705

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
The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

	2008			2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	930	775	1,705	985	684	1,670

Provision for loan losses	382	702	1,084	146	505	651

Net charge-offs	(301)	(477)	(778)	(149)	(378)	(527)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)
Recoveries	63	149	212	95	130	225

Changes in the group of consolidated companies	–	–	–	–	–	–

Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)

Balance, end of year	977	961	1,938	930	775	1,705

The following table sets forth a breakdown of the movements in our allowance for loan losses, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m.
(unless stated otherwise)	2008	2007
Balance, beginning of year	1,705	1,670

Charge-offs:

German:
Banks and insurance	(2)	(1)
Manufacturing	(53)	(58)
Households (excluding mortgages)	(330)	(287)
Households – mortgages	(32)	(26)
Public sector	–	–
Wholesale and retail trade	(41)	(28)
Commercial real estate activities	(19)	(41)
Lease financing	–	–
Other	(127)	(76)

German total	(604)	(518)

Non-German:
Excluding lease financing	(386)	(232)
Lease financing only	–	(2)

Non-German total	(386)	(234)

Total charge-offs	(990)	(752)

Recoveries:

German:
Banks and insurance	1	1
Manufacturing	14	21
Households (excluding mortgages)	81	63
Households – mortgages	3	–
Public sector	–	–
Wholesale and retail trade	8	10
Commercial real estate activities	9	9
Lease financing	–	–
Other	41	49

German total	157	153

Non-German:
Excluding lease financing	55	71
Lease financing only	–	1

Non-German total	55	72

Total recoveries	212	225

Net charge-offs	(778)	(527)

Provision for loan losses	1,084	651

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(74)	(88)

Balance, end of year	1,938	1,705

Percentage of total net charge-offs to average loans for the year	0.33%	0.28%

Our allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in our allowance was principally due to provisions exceeding our charge-offs.
Our gross charge-offs amounted to € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to our consumer credit exposure and € 364 million were related to our corporate credit exposure, mainly driven by our German and U.S. portfolios.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our provision for loan losses in 2008 was € 1.1 billion, up € 433 million or 67%, principally driven by our consumer credit exposure, as a result of the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland. For our corporate exposures, new provisions of € 257 million were established in the second half of 2008 relating to assets which had been reclassified in accordance with IAS 39. Additional loan loss provisions within this portfolio were required, mainly on European loans, reflecting the deterioration in credit conditions.
Our individually assessed loan loss allowance was € 977 million as of December 31, 2008. The € 47 million increase in 2008 is comprised of net provisions of € 382 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 301 million and a € 34 million decrease from currency translation and unwinding effects.
Our collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level at the end of 2007 (€ 775 million). Movements in this component include € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, our collectively assessed loan loss allowance is almost at the same level as our individually assessed loan loss allowance.
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

Non-German Component of the Allowance for Loan Losses
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2008, 51 % of our total allowance was attributable to international clients.

in € m.	2008	2007
Balance, beginning of year	615	504

Provision for loan losses	752	316

Net charge-offs	(330)	(162)
Charge-offs	(385)	(234)
Recoveries	55	72

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(42)	(43)

Balance, end of year	995	615

Allowance for Off-balance Sheet Positions
The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

	2008			2007
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	101	118	219	127	129	256

Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)

Changes in the group of consolidated companies	–	–	–	7	3	10

Exchange rate changes	(1)	–	(1)	(1)	(8)	(8)

Balance, end of year	98	112	210	101	118	219

For further information on our credit risk development, including factors which influenced changes to the allowance, please refer to pages S-6 through S-14 of the supplemental financial information, which are incorporated by reference herein.
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

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
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
—
Consolidation. For German bank-regulatory purposes we consolidate all subsidiaries in the meaning of the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises or ancillary services enterprises. We do not consolidate insurance companies or companies outside the finance sector.

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

Market Risk Management Framework
We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.
Our Management Board, supported by Market Risk Management, which is part of our independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
In addition to our main market risk value-at-risk limits, we also operate stress testing, economic capital and sensitivity limits. We govern the default risk of single corporate issuers in our trading book through a specific limit structure managed by our Traded Credit Products unit. We also use market value and default exposure position limits for selected business units.
Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained. We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing but also rely on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.
Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For our consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on our value-at-risk calculation.
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
We calculate value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our value-at-risk model is designed to take into account the following risk factors: interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.
To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is a correlation close to zero between these two categories. Within the general market risk category, we use historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.
Back-Testing
We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we focus on the comparison of hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.
A committee chaired by Market Risk Management and with participation from Market Risk Operations and Finance meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process. While updating volatilities and correlations will potentially reduce the number of back-testing exceptions going forward, the updating in itself will not change the basic distribution assumptions and their tail properties.
Stress Testing and Economic Capital
While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, it is not adequate to measure the tail risks of our portfolios. We therefore also perform regular stress tests in which we value our trading portfolios under severe market scenarios not covered by the confidence interval of our value-at-risk model.
These stress tests form the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in our positions. The development of the economic capital methodology is governed by the Regulatory Capital Steering Committee, which is chaired by our Chief Risk Officer.
The quantification of economic capital, performed weekly, involves stressing underlying risk factors applicable to the different products across our portfolios under severe stress and liquidity assumptions, according to pre-defined scenarios. The resulting losses from these stress scenarios are then aggregated using correlations that are meant to reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).
We derive the scenarios from historically observed severe shocks in those risk factors, augmented by subjective assessments where only limited historical data are available, or where market developments are viewed to make historical data a poor indicator of possible future market scenarios. During the course of 2008 these shocks were calibrated to reflect the market events experienced during 2007 and early 2008. Despite this recalibration, in several cases the scenarios used in our economic capital still underestimated the extreme market moves observed in the latter part of 2008 (for example the sharp moves in implied volatility observed in equity, interest rates and FX markets). Moreover, the liquidity assumption used did not adequately predict the rapid market developments of that period that severely impacted the ability to reduce risk by unwinding positions in the market or to dynamically hedge our derivative portfolios. For example, the scenario did not contemplate the severe illiquidity observed in convertible bond, loan and credit derivative markets.
As a result, the recalibration process is currently being repeated to capture the most recent market moves observed in late 2008.
The economic capital usage for market risk arising from the trading units totaled € 5.5 billion at year-end 2008 compared with € 3.2 billion at year-end 2007. The increase reflects not only the recalibration of the economic capital shocks carried out during 2008 which contributed € 1.1 billion to the increase, but also the inclusion of default risk of traded corporate credit assets of € 908 million (previously covered in the credit risk economic capital) and the inclusion of banking book assets subjected to fair value accounting (€ 958 million). The contribution from banking book assets was calculated for year-end 2008 for the first time.
Limitations of Our Proprietary Risk Models
We are committed to the ongoing development of our proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. We allocate substantial resources to reviewing and improving them.
Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While our risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates. We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.
Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. In particular, many of these limitations manifested themselves in 2008, which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:
—	The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
—
The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

—	The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
—
The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk aris-

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk ing during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
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

Value-at-risk of	Total		Diversification		Interest rate risk		Equity price risk		Foreign exchange		Commodity price
trading units			effect						risk		risk
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average	122.0	85.6	(74.7)	(57.7)	105.4	61.5	60.7	55.6	18.4	15.3	12.2	11.0

Maximum	172.9	118.8	(104.1)	(76.8)	143.3	95.9	93.8	90.5	42.4	28.9	21.1	18.0

Minimum	97.5	66.5	(48.4)	(40.4)	83.1	42.7	31.0	43.5	8.5	5.9	7.6	5.7

Year-end	131.4	100.6	(84.5)	(59.7)	129.9	90.8	34.5	49.5	38.0	11.3	13.5	8.7

The following graph shows the daily aggregate value-at-risk of our trading units in 2008, including diversification effects, and actual income of the trading units throughout the year.
Our value-at-risk for the trading units remained within a band between € 97 million and € 173 million. The average value-at-risk in 2008 was € 122 million, which is 42 % above the 2007 average of € 86 million.
The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.
Our trading units achieved a positive actual income for over 57 % of the trading days in 2008 (over 87 % in 2007).
In our regulatory back-testing in 2008, we observed 35 outliers (as compared to 12 in 2007), which are hypothetical buy-and-hold losses that exceeded our value-at-risk estimate for the trading units as a whole. While we believe that the majority of these outliers were related to extreme market events, we are also re-evaluating our modeling assumptions and parameters for potential improvements. We are also working on the improvement of the granularity of our risk measurement tools to better reflect some of the idiosyncratic nature of the exposures. We would expect a 99 percentile value-at-risk calculation to give rise to two to three outliers in any one year and, taking into account these extreme events, we continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
The following histogram illustrates the distribution of actual daily income of our trading units in 2008. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The histogram confirms the effect on income of some of the extreme market events experienced over the month of March and during autumn of 2008.
Market Risk Management Framework for Nontrading Activities
We hold and manage nontrading market risk, which arises primarily from fund activities and principal investments, including private equity investments.
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
The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, we formed a dedicated Asset Management Risk unit, combining existing teams and professionals. This allowed us to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.
Assessment of Market Risk in Our Nontrading Portfolios
Due to the nature of these positions as well as the lack of transparency of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enables us to actively monitor and manage our nontrading market risk.
Nontrading Market Risk by Risk Class
The majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.
Carrying Value and Economic Capital Usage for Our Nontrading Portfolios
The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and	Carrying value		Economic capital usage
Alternative Assets
in € bn.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Major industrial holdings	1.1	5.1	0.4	0.1

Other corporate investments	2.1	3.3	1.5	0.7

Alternative assets:	3.2	3.9	1.3	0.9
Principal investments	1.6	1.6	0.7	0.5
Real estate	1.3	2.0	0.6	0.3
Hedge funds[1]	0.2	0.3	–	–

Total	6.3	12.3	3.2	1.7

1	There is a small economic capital usage of € 42 million as of December 31, 2008 and € 46 million as of December 31, 2007.
Our economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89%, above our economic capital usage at year-end 2007. This development reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. Since year-end 2008, our existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.
—	Major industrial holdings. Our economic capital usage was € 439 million at December 31, 2008.
—
Other corporate investments. Our economic capital usage of € 1.5 billion for our other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
PBC business division, our mutual fund investments and the new economic capital treatment for investor commitments referred to above.
—
Alternative assets. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to our Asset Management business division’s interest in an infrastructure asset and the larger size of the private equity portfolio in our Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. Our intention remains to do so, provided suitable conditions allow it.

Our total economic capital figures do not currently take into account diversification benefits between the asset categories.
Major Industrial Holdings
The following table shows the percentage share of capital and the market values of our direct and/or indirect stakes in major industrial holdings which were directly and/or indirectly attributable to us at year-end 2008, and the corresponding holdings at year-end 2007. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major Industrial Holdings		Share of capital (in %)		Market value (in € m.)
and Other Investments
Name	Country of domicile	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Daimler AG	Germany	2.7	4.4	692	2,967

Allianz SE	Germany	–	1.7	–	1,154

Linde AG	Germany	2.4	5.2	250	789

EADS N.V.	Netherlands	0.8	0.8	74	133

Other	N/M	N/M	N/M	56	37

Total				1,071	5,081

N/M – Not meaningful
Liquidity Risk
Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2008.
Liquidity Risk Management Framework
Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. The policies define the methodology which is applied to the Group.
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
Short-term Liquidity
Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard our access to liquidity.
Unsecured Funding
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect our access to unsecured funding at attractive levels.
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
The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep liquidity reserves containing highly liquid securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The liquidity reserves have been increased by € 48.0 billion during 2008 and amount to € 57.6 billion as of December 31, 2008. This reserve does not include collateral the bank needs to support its clearing activities in euro, U.S. dollars and other currencies which are held in separate portfolios around the globe.
Funding Diversification
Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources are retail deposits and long-term capital markets issues and, to a lesser extent, small-midcap and fiduciary deposits. Other customer deposits, funds from institutional investors and borrowing from other banks are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
In 2008 we continued our focus on increasing our stable core funding components and reducing our short-term wholesale funds.
The following chart shows the composition of our external unsecured liabilities that contribute to the liquidity risk position (which excludes, for example, structured arrangements which are self-funding) as of December 31, 2008 and December 31, 2007, both in euro billion and as a percentage of our total external unsecured liabilities.
*	In 2008, we have refined our allocation of liabilities to funding sources to better reflect our funding profile. For comparison purposes, we have adjusted our 2007 figures accordingly.

**	Refers to deposits by small and medium-sized German corporates.

***	Commercial Paper/Certificates of Deposit with a maturity of one year or less.
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
The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.

In 2008, Treasury issued capital market instruments with a total value of approximately € 53.5 billion, € 15.5 billion more than the original issuance plan. This increase was one of a series of precautionary measures taken in response to the continuing difficulties in the financial markets.
For information regarding the maturity profile of our long-term debt, please refer to Note [27] of our consolidated financial statements.
Stress Testing and Scenario Analysis
We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price we would pay on liabilities (gap closure).
This analysis is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset liquidity complements the analysis.
Our stress testing analysis assesses our ability to generate sufficient liquidity under critical conditions and has been a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2008. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

Scenario	Funding gap[1]	Gap closure[2]	Liquidity impact[3]
	in € bn.	in € bn.
Market risk	3	97	Improves over time

Emerging markets	13	110	Improves over time

Systemic shock	12	92	Temporary disruption

Operational risk	7	100	Temporary disruption

1 notch downgrade	16	119	Improves over time

3 notch downgrade	65	119	Improves and stabilizes

1	Funding gap caused by impaired rollover of liabilities and other expected outflows.

2	Based on liquidity generation through counterbalancing and asset liquidity opportunities.

3	We analyze whether the risk to our liquidity would be temporary or longer-term in nature.
Based on observations made during the financial crisis, we have reviewed our stress testing framework and amended it in various aspects: The market risk scenario has been redefined and now reflects the systemic knock-on effects seen since the fall of 2007. Across all scenarios, we have added liquidity risk drivers (e.g. FX-fungibility and secured funding) to cover sources of liquidity risk not accounted for by the previous methodology but which became apparent

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk during the market disruptions. The downgrade scenarios have also been recalibrated to the most recent credit ratings of the Bank. The following table is illustrative of our stress testing results as of December 31, 2008 based on the new methodology, which will be reported going forward.

New scenario	Funding gap[1]	Gap closure[2]	Liquidity impact[3]
	in € bn.	in € bn.
Systemic market risk	57	115	Improves over time

Emerging markets	19	115	Improves over time

Event shock	26	99	Temporary disruption

Operational risk (DB specific)	20	120	Temporary disruption

1 notch downgrade (DB specific)	45	119	Permanent

Downgrade to A-2/P-2 (DB specific)	129	132	Permanent

1	Funding gap caused by impaired rollover of liabilities and other expected outflows.

2	Based on liquidity generation through counterbalancing and asset liquidity opportunities.

3	We analyze whether the risk to our liquidity would be temporary or longer-term in nature.
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
Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintaining our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, we revised our target for the Tier 1 capital ratio upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.
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
The 2007 Annual General Meeting granted our management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization, the share buy back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.
During this period, 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares, or 57%, were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.
The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year-end 2008, no shares have been repurchased under this authorization.
In September 2008, we issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.
Capital management sold 16.3 million of our treasury shares (approximately 2.9 % of our share capital) in open-market transactions from October to November 2008.
We issued U.S.$ 2.0 billion of hybrid Tier 1 capital and U.S.$ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, we issued € 1.0 billion and U.S.$ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at our sole discretion. In 2008, we converted € 1.0 billion and U.S.$ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.
Operational Risk
We define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.
Organizational Set-up
Operational Risk Management is an independent risk management function within Deutsche Bank. The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. The Operational Risk Management Committee is a permanent sub-committee of the Risk Executive Committee and is composed of representatives from Operational Risk Management, Operational Risk Officers from our Business Divisions and our infrastructure functions. The Operational Risk Management Committee is the main decision-making

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk committee for all operational risk management matters and approves our Group standards for identification, assessment, tracking, acceptance, reporting and monitoring of operational risk.
Operational Risk Management is responsible for defining the operational risk framework, related policies and the management of cross divisional and cross regional operational risk while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our business divisions and infrastructure functions. Based on this business partnership model we ensure close monitoring and high awareness of operational risk. Operational Risk Management is structured into global relationship teams and a central methodology team. The global relationship teams, which are aligned with our divisional and regional structure, oversee and support the implementation of the operational risk framework within the Bank in an effort to ensure consistent management of operational risks across the business divisions, infrastructure functions and regions. This also includes the management of cross divisional and cross regional operational risk, value-added analysis, group reporting and establishing loss thresholds. The central methodology team develops, validates and implements the operational risk management and reporting toolset, including the Advanced Measurement Approach (“AMA”) methodology and is responsible for the monitoring of regulatory requirements.
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
—
We capture action points resulting from risk analysis, lessons learned, self-assessments, risk workshops or risk indicators in “db-Track”. Within “db-Track” we monitor the progress of the operational risk action points on an on-going basis.

—	We document the residual operational risk after mitigation in “Risk Acceptances”.
—	We create additional loss scenarios and utilize external event data to supplement our operational risk profile utilized in the capital calculation and in the day-to-day management of operational risk.
During 2008 we have maintained approval by the BaFin to use the Advanced Measurement Approach (“AMA”).
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

Overall Risk Position
The table below shows our overall risk position at year-end 2008 and 2007 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

Economic capital usage
in € m.	Dec 31, 2008	Dec 31, 2007
Credit risk[1]	8,986	7,043

Market risk[1]	8,794	4,944
Trading market risk	5,547	3,227
Nontrading market risk	3,247	1,718

Operational risk	4,147	3,974

Diversification benefit across credit, market and operational risk	(3,134)	(2,651)

Sub-total credit, market and operational risk	18,793	13,310

Business risk	513	301

Total economic capital usage	19,306	13,611

1	Traded default risk is reported under trading market risk beginning in 2008. It was reported previously under credit risk. Amounts above for 2007 have been restated.
As of December 31, 2008, our economic capital usage totaled € 19.3 billion, which is € 5.7 billion, or 42%, above the € 13.6 billion economic capital usage as of December 31, 2007. This increase in economic capital principally reflects the effects of various refinements made to our economic capital calculations during the year, as well as the effects of higher market volatility, in particular,
—	the completion of a Group-wide roll-out of our “multi-state” model for credit risk, which increased economic capital by € 1.4 billion,
—	the introduction of trading market risk economic capital calculations for banking book assets subject to fair value accounting, which added € 958 million economic capital,
—	the recalibration of stress test shocks used for calculating trading market risk economic capital, which increased economic capital by € 1.1 billion, and
—	higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase.
These refinements are also the key drivers for economic capital changes in most of our individual risk categories as discussed below.
The € 1.9 billion increase in credit risk economic capital usage principally reflects higher market volatility resulting in increased internal exposure measures for derivatives, which contributed € 1.0 billion to the increase, as well as the completion of the roll-out of our “multi-state” model for credit risk, which increased economic capital by € 1.4 billion. The aforementioned increases were partly off-set as economic capital of € 908 million for banking book assets subject to fair value accounting were reclassified from credit risk to market risk. As of December 31, 2008, our economic capital usage for market risk totaled € 8.8 billion, an increase of € 3.8 billion from December 31, 2007.

20-F Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Within trading market risk, € 1.1 billion of the € 2.3 billion increase resulted from a recalibration of stress test shocks to take into account the unfavorable market developments of 2007 and early 2008, while the additional economic capital on banking book assets subject to fair value accounting of € 908 million (from the above reclassification) and € 958 million (from the newly introduced calculation discussed above) was partially offset through lower economic capital as a result of asset dispositions and hedging, among other factors.
Nontrading market risk economic capital increased by € 1.5 billion, primarily due to higher economic capital in our major industrial holdings and other corporate investments of € 364 million and € 820 million respectively while economic capital on our alternative asset portfolio also rose by € 344 million.
Our economic capital usage for operational risk increased by € 173 million, or 4%, to € 4.1 billion as of December 31, 2008. The increase in operational risk economic capital is driven by an increased number of loss events external to Deutsche Bank.
Our economic capital for December 31, 2008 does not include any economic capital in relation to the transaction structure for our acquisition of Deutsche Postbank AG shares as discussed in Note [44] to the consolidated financial statements.
The diversification effect of the economic capital usage across credit, market and operational risk increased by € 483 million, or 18%, to € 3.1 billion as of December 31, 2008. This increase was driven by and is fully in line with the increased economic capital usages of the aforementioned risk types.
The table below shows the economic capital usage of our business segments as of December 31, 2008.

Dec 31, 2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total DB
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Group[2]
	Banking &	Trans-		Wealth	Business		ments
	Securities[1]	action		Manage-	Clients
in € m.		Banking		ment
Total economic capital usage	14,361	590	14,951	1,456	2,341	3,797	550	19,306

1	Central Areas & Support items allocated to CB&S.

2	Including € 8 million of Consolidation & Adjustments.
The allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Item 12:	Description of Securities other than Equity Securities
Not required because this document is filed as an annual report.

20-F Part II
Part II

Item 13:	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15:	Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2008.
Management’s Annual Report on Internal Control over Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2008, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2008 was effective based on such framework.
KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Bank Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining

20-F Item 15: Controls and Procedures
an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Deutsche Bank Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expense and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 11, 2009 expressed an unqualified opinion on those consolidated financial statements.
Frankfurt am Main, March 11, 2009
KPMG AG Wirtschaftsprüfungsgesellschaft
(formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft)
Change in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

20-F Item 16C: Principal Accountant Fees and Services

Item 16C:	Principal Accountant Fees and Services
In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2007 and 2008 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2007 and 2008 fiscal years, respectively.
The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts exclude expenses and VAT.

Fee category
in € m.	2008	2007
Audit fees	44	43

Audit-related fees	8	8

Tax-related fees	7	8

All other fees	–	–

Total fees	59	59

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
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2007 and 2008, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Item 16D:	Exemptions from the Listing Standards for Audit Committees
Our common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as us to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory Board are typically composed of both shareholder- and employee-elected members. Of the current members of our Audit Committee, three – Henriette Mark, Karin Ruck and Marlehn Thieme – are current employees of Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. We do not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.

20-F Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2008, we repurchased 824,900 of our ordinary shares pursuant to a publicly announced share buy-back program. This program was announced on May 30, 2007 and was completed by May 29, 2008. Pursuant to this program, a total of 7,155,200 shares were repurchased (6,330,300 in 2007 and 824,900 in 2008) at an average price of € 101.14, for a total aggregate consideration of € 724 million. A new share buy-back program, pursuant to which up to 53,053,143 shares may be repurchased through October 31, 2009, was authorized by the Annual General Meeting on May 29, 2008, but no repurchases were made under it in 2008. In 2008, 5.5 million shares were used in connection with our share-based employee compensation plans. A further 16.3 million shares were sold in the market during the fourth quarter 2008. The remainder is held in treasury.
In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2007 and 2008 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through October 31, 2009, provided that the net number of shares we have acquired for this purpose and held at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.
The following table sets forth, for each month in 2008 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2008

	Total number of	Total number of	Net number of	Average price paid	Number of shares	Maximum number of
	shares purchased	shares sold	shares purchased	per share	purchased as part of	shares that may yet
			or (sold)	(in €)	publicly announced	be purchased under
Month					plans or programs	plans or programs
January	34,685,935	34,065,850	620,085	79.73	387,000	45,853,173

February	18,844,850	18,989,525	(144,675)	72.88	266,000	45,587,173

March	16,720,162	16,452,013	268,149	71.84	161,000	45,426,173

April	23,737,235	23,392,283	344,952	75.09	6,700	45,419,473

May	44,251,385	51,103,724	(6,852,339)	74.99	4,200	45,415,273

June	43,480,614	41,862,607	1,618,007	63.99	–	53,053,143

July	26,922,930	26,864,683	58,247	55.29	–	53,053,143

August	47,416,044	47,173,462	242,582	60.13	–	53,053,143

September	29,788,087	30,087,152	(299,065)	56.26	–	53,053,143

October	32,390,419	34,244,832	(1,854,413)	34.87	–	53,053,143

November	35,331,567	50,127,182	(14,795,615)	26.31	–	53,053,143

December	16,044,883	16,393,557	(348,674)	27.32	–	53,053,143

Total 2008	369,614,111	390,756,870	(21,142,759)	58.81	824,900	53,053,143

At December 31, 2008, our issued share capital consisted of 570,859,015 ordinary shares, of which 562,666,955 were outstanding and 8,192,060 were held by us in treasury. In 2008, 458,915 shares were issued upon the exercise of options granted under our employee stock option plans. In addition, on September 22, 2008, we issued 40,000,000 new ordinary shares at € 55 per share resulting in total proceeds of € 2.2 billion in connection with our acquisition of shares of Deutsche Postbank. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights. These new issuances of shares are not included as shares sold in the foregoing table.

Item 16G:	Corporate Governance
The Legal Framework. Corporate governance principles for German stock corporations (Aktiengesellschaften) are set forth in the German Stock Corporation Act (Aktiengesetz), the German Co-Determination Act of 1976 (Mitbestimmungsgesetz) and the German Corporate Governance Code (Deutscher Corporate Governance Kodex, referred to as the Code).
The Two-Tier Board System of a German Stock Corporation. The Stock Corporation Act provides for a clear separation of management and oversight functions. It therefore requires German stock corporations to have both a Supervisory Board (Aufsichtsrat) and a Management Board (Vorstand). These boards are separate; no individual may be a member of both. Both the members of the Management Board and the members of the Supervisory Board must exercise the standard of care of a diligent business person to the company. In complying with this standard of care they are required to take into account a broad range of considerations, including the interests of the company and those of its shareholders, employees and creditors.
The Management Board is responsible for managing the company and representing the company in its dealings with third parties. The Management Board is also required to ensure appropriate risk management within the corporation

20-F Item 16G: Corporate Governance
and to establish an internal monitoring system. The members of the Management Board, including its chairperson or speaker, are regarded as peers and share a collective responsibility for all management decisions.
The Supervisory Board appoints and removes the members of the Management Board. It also may appoint a chairperson of the Management Board. Although it is not permitted to make management decisions, the Supervisory Board has comprehensive monitoring functions, including advising the company on a regular basis and participating in decisions of fundamental importance to the company. To ensure that these monitoring functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and business planning, including any deviation of actual developments from concrete and material targets previously presented to the Supervisory Board. The Supervisory Board may also request special reports from the Management Board at any time. Transactions of fundamental importance to the company, such as major strategic decisions or other actions that may have a fundamental impact on the company’s assets and liabilities, financial condition or results of operations, may be subject to the consent of the Supervisory Board. Pursuant to our Articles of Association (Satzung), such transactions include the granting of powers of attorney without limitation to the affairs of a specific office, major acquisitions or disposals of real estate or participations in companies and granting of loans and acquiring participations if the Banking Act (Kreditwesengesetz) requires approval by the Supervisory Board.
Pursuant to the Co-Determination Act, our Supervisory Board consists of representatives elected by the shareholders and representatives elected by the employees in Germany. Based on the total number of Deutsche Bank employees in Germany these employees have the right to elect one-half of the total of twenty Supervisory Board members. The chairperson of the Supervisory Board of Deutsche Bank is a shareholder representative who has the deciding vote in the event of a tie.
This two-tier board system contrasts with the unitary board of directors envisaged by the relevant laws of all U.S. states and the New York Stock Exchange listing standards.
The Group Executive Committee of Deutsche Bank is a body that is not based on the Stock Corporation Act. It has been created by the Management Board under its terms of reference and serves as a tool to coordinate the group divisions and regional management with the Management Board. It comprises the members of the Management Board, the heads of the two client-facing group divisions and the head of regions. It reviews the development of the businesses, discusses matters of group strategy and prepares recommendations for decision by the Management Board. Functional committees assist the Management Board in executing cross divisional strategic management, resource allocation, control and risk management.
The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in June 2008 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.

The Code addresses six core areas of corporate governance. These are (1) shareholders and shareholders’ meetings, (2) the cooperation between the Management Board and the Supervisory Board, (3) the Management Board, (4) the Supervisory Board, (5) transparency and (6) financial reporting and audits.
The Code contains three types of provisions. First, the Code describes and summarizes the existing statutory, i.e., legally binding, corporate governance framework set forth in the Stock Corporation Act and in other German laws. Those laws – and not the incomplete and abbreviated summaries of them reflected in the Code – must be complied with. The second type of provisions are recommendations. While these are not legally binding, Section 161 of the Stock Corporation Act requires that any German exchange-listed company declares annually that the recommendations of the Code have been adopted by it or which recommendations have not been adopted. The third type of Code provisions comprises suggestions which companies may choose not to adopt without disclosure. The Code contains a significant number of such suggestions, covering almost all of the core areas of corporate governance it addresses.
In their last Declaration of Conformity of October 29, 2008, the Management Board and the Supervisory Board of Deutsche Bank stated that it will act in conformity with the recommendations of the Code other than those relating to directors and officers’ liability insurance (the Code recommends that such policies include an appropriate deductible, Deutsche Bank’s do not). The Declaration of Conformity is available on Deutsche Bank’s internet website at http://www.deutschebank.com/corporate-governance.
The Code also recommends that the Management Board and the Supervisory Board report each year on the company’s corporate governance in the annual report to shareholders.
Supervisory Board Committees. The only Supervisory Board committee required under German law is a mediation committee, which is required in companies with more than two thousand employees in Germany that are therefore subject to the principle of employee co-determination. The function of this committee is to propose candidates for the Management Board in the event that the two-thirds majority of the members of the Supervisory Board needed to appoint members of the Management Board is not met.
The Code contains the recommendation that the Supervisory Board also establishes one or more committees with sufficiently qualified members. In particular, it recommends establishing an “audit committee” to handle issues of accounting and risk management, compliance, auditor independence, the engagement and compensation of outside auditors appointed by the shareholders’ meeting and the determination of auditing focal points. Since 2007 the Code also recommends establishing a “nomination committee” comprised only of shareholder elected Supervisory Board members to prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Code also includes suggestions on the subjects that may be handled by Supervisory Board committees, including corporate strategy, compensation of the members of the Management Board, investments and financing. Under the Stock Corporation Act, any Supervisory Board committee must regularly report to the Supervisory Board.
The Supervisory Board of Deutsche Bank has established a Chairman’s Committee (Präsidialausschuss) which is responsible for deciding the terms of the service contracts and other contractual arrangements with the members of the Management Board, a Nomination Committee (Nominierungsausschuss), an Audit Committee (Prüfungsausschuss), a Risk Committee (Risikoausschuss) and the required Mediation Committee (Vermittlungsausschuss). The

20-F Item 16G: Corporate Governance
functions of a nominating/corporate governance committee and of a compensation committee required by the NYSE Manual for U.S. companies listed on the NYSE are therefore performed by the Supervisory Board or one of its committees, in particular the Chairman’s Committee and the Mediation Committee.
Independent Board Members. The NYSE Manual requires that a majority of the members of the board of directors of a NYSE listed U.S. company and each member of its nominating/corporate governance, compensation and audit committees be “independent” according to strict criteria and that the board of directors determines that such member has no material direct or indirect relationship with the company.
As a foreign private issuer, Deutsche Bank is not subject to these requirements. However, its audit committee must meet the more lenient independence requirement of Rule 10A-3 under the Securities Exchange Act of 1934. German corporate law does not require an affirmative independence determination, meaning that the Supervisory Board need not make affirmative findings that audit committee members are independent. Nevertheless, both the Stock Corporation Act and the Code contain several rules, recommendations and suggestions to ensure the Supervisory Board’s independent advice to, and supervision of, the Management Board. As noted above, no member of the Management Board may serve on the Supervisory Board (and vice versa). Supervisory Board members will not be bound by directions or instructions from third parties. Any advisory, service or similar contract between a member of the Supervisory Board and the company is subject to the Supervisory Board’s approval. A similar requirement applies to loans granted by the company to a Supervisory Board member or other persons, such as certain members of a Supervisory Board member’s family. In addition, the Code recommends that no more than two former members of the Management Board be members of the Supervisory Board and that Supervisory Board members do not hold directorships or accept advisory tasks for important competitors of the company. Furthermore, the Code suggests that the chairperson of the audit committee should not be the current chair of the Supervisory Board or a former member of the Management Board of the company. Deutsche Bank complies with this recommendation and suggestion.
The Code also recommends that each member of the Supervisory Board informs the Supervisory Board of any conflicts of interest which may result from a consulting or directorship function with clients, suppliers, lenders or other business partners of the stock corporation. In the case of material conflicts of interest or ongoing conflicts, the Code recommends that the mandate of the Supervisory Board member be removed by the shareholders’ meeting. The Code further recommends that any conflicts of interest that have occurred be reported by the Supervisory Board at the annual shareholders’ meeting, together with the action taken, and that potential conflicts of interest be also taken into account in the nomination process for the election of Supervisory Board members.
Audit Committee Procedures. Pursuant to the NYSE Manual the audit committee of a U.S. company listed on the NYSE must have a written charter addressing its purpose, an annual performance evaluation, and the review of an auditor’s report describing internal quality control issues and procedures and all relationships between the auditor and the company. The Audit Committee of Deutsche Bank operates under written terms of reference and reviews the efficiency of its activities regularly.
Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of Reference of its Management Board, its Supervisory Board, the Chairman’s Committee and the Audit Committee, its Declaration of Conformity under the Code and other documents pertaining to its corporate governance on its internet website at http://www.deutsche-bank.com/corporate-governance.

PART III

Item 17:	Financial Statements
Not applicable.

Item 18:	Financial Statements
See our consolidated financial statements beginning on page F-4, which we incorporate by reference into this document.

20-F Item 19: Exhibits

Item 19:	Exhibits
We have filed the following documents as exhibits to this document.

Exhibit	Description of Exhibit
number
1.1	English translation of the Articles of Association of Deutsche Bank AG

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2008, 2007 and 2006 (also incorporated as Exhibit 12.2 to Registration Statement No. 333-137902 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 24, 2009
Deutsche Bank Aktiengesellschaft
/s/     DR. JOSEF ACKERMANN

Dr. Josef Ackermann
Chairman of the Management Board
/s/     STEFAN KRAUSE

Stefan Krause
Member of the Management Board
Chief Financial Officer

20-F Signatures
(This page intentionally left blank)

Deutsche Bank Aktiengesellschaft

20-F            Deutsche Bank Aktiengesellschaft

Report of Independent Registered Public
Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, recognized income and expense, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As described in Note [1] to the consolidated financial statements, the Company has changed its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits for defined benefit plans in accordance with IAS 19 “Employee Benefits” and has changed its method of accounting for certain financial assets in the year ended December 31, 2008 following the adoption of “Reclassification of Financial Assets” (Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Frankfurt am Main, March 11, 2009
KPMG AG
Wirtschaftsprüfungsgesellschaft
(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

20-F            Consolidated Statement of Income
Consolidated Statement of Income

in € m.	[Notes]	2008	2007	2006
Interest and similar income	[3]	54,549	64,675	58,275

Interest expense	[3]	42,096	55,826	51,267

Net interest income	[3]	12,453	8,849	7,008

Provision for credit losses	[16]	1,076	612	298

Net interest income after provision for credit losses		11,377	8,237	6,710

Commissions and fee income	[4]	9,749	12,289	11,195

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[3]	(9,992)	7,175	8,892

Net gains (losses) on financial assets available for sale	[5]	666	793	591

Net income (loss) from equity method investments	[14]	46	353	419

Other income	[6]	568	1,286	389

Total noninterest income		1,037	21,896	21,486

Compensation and benefits	[31], [32]	9,606	13,122	12,498

General and administrative expenses	[7]	8,216	7,954	7,069

Policyholder benefits and claims	[40]	(252)	193	67

Impairment of intangible assets	[21]	585	128	31

Restructuring activities	[25]	–	(13)	192

Total noninterest expenses		18,155	21,384	19,857

Income (loss) before income taxes		(5,741)	8,749	8,339

Income tax expense (benefit)	[33]	(1,845)	2,239	2,260

Net income (loss)		(3,896)	6,510	6,079

Net income (loss) attributable to minority interest		(61)	36	9

Net income (loss) attributable to Deutsche Bank shareholders		(3,835)	6,474	6,070

Earnings per Common Share

in €	[Notes]	2008	2007	2006
Earnings per common share:	[8]

Basic		(7.61)	13.65	12.96

Diluted[1]		(7.61)	13.05	11.48

Number of shares in m.

Denominator for basic earnings per share – weighted-average shares outstanding		504.1	474.2	468.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		504.2	496.1	521.2

1	Includes numerator effect of assumed conversions. For further detail please see Note [8].
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Recognized Income and Expense

in € m.	2008	2007	2006
Net income (loss) recognized in the income statement	(3,896)	6,510	6,079

Actuarial gains (losses) related to defined benefit plans, net of tax[1]	(1)	486	84

Net gains (losses) not recognized in the income statement, net of tax

Unrealized net gains (losses) on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	(4,549)	1,022	1,101
Net reclassification adjustment for realized net (gains) losses, before tax	(666)	(793)	(651)

Unrealized net gains (losses) on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	(265)	(19)	(68)
Net reclassification adjustment for realized net (gains) losses, before tax	2	13	(8)

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(1,124)	(1,783)	(779)
Net reclassification adjustment for realized net (gains) losses, before tax	(3)	(5)	8

Tax on net gains (losses) not recognized in the income statement	731	215	(25)

Total net gains (losses) not recognized in the income statement, net of tax	(5,874)[2]	(1,350)[3]	(422)[4]

Total recognized income and expense	(9,771)	5,646	5,741

Attributable to:
Minority interest	(37)	4	(27)
Deutsche Bank shareholders	(9,734)	5,642	5,768

1
Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods adjusted in accordance with Note [1]. Included in these amounts are deferred taxes of € 1 million, €  (192) million and €  (65) million for the years 2008, 2007 and 2006, respectively.

2
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of €  (4,851) million, adjusted for changes in minority interest attributable to these components of € 24 million.

3
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2006 of € 2,365 million and December 31, 2007 of € 1,047 million, adjusted for changes in minority interest attributable to these components of €  (32) million.

4
Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2005 of € 2,751 million and December 31, 2006 of € 2,365 million, adjusted for changes in minority interest attributable to these components of €  (36) million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F            Consolidated Balance Sheet
Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2008	Dec 31, 2007
Assets:

Cash and due from banks		9,826	8,632

Interest-earning deposits with banks		64,739	21,615

Central bank funds sold and securities purchased under resale agreements	[17], [18]	9,267	13,597

Securities borrowed	[17], [18]	35,022	55,961

Financial assets at fair value through profit or loss of which € 62 billion and € 179 billion were pledged to creditors and can be sold or repledged at December 31, 2008 and December 31, 2007, respectively	[11], [18], [35]	1,623,811	1,378,011

Financial assets available for sale of which € 464 million and € 17 million were pledged to creditors and can be sold or repledged at December 31, 2008 and 2007, respectively	[13], [17], [18]	24,835	42,294

Equity method investments	[14]	2,242	3,366

Loans	[15], [16], [37]	269,281	198,892

Property and equipment	[19]	3,712	2,409

Goodwill and other intangible assets	[21]	9,877	9,383

Other assets	[22], [23]	137,829	183,638

Assets for current tax	[33]	3,512	2,428

Deferred tax assets	[33]	8,470	4,777

Total assets		2,202,423	1,925,003

Liabilities and equity:

Deposits	[24]	395,553	457,946

Central bank funds purchased and securities sold under repurchase agreements	[17], [18]	87,117	178,741

Securities loaned	[17], [18]	3,216	9,565

Financial liabilities at fair value through profit or loss	[11], [35]	1,333,765	870,085

Other short-term borrowings	[26]	39,115	53,410

Other liabilities	[23]	160,598	171,444

Provisions	[25]	1,418	1,295

Liabilities for current tax	[33]	2,354	4,221

Deferred tax liabilities	[33]	3,784	2,380

Long-term debt	[27]	133,856	126,703

Trust preferred securities	[27]	9,729	6,345

Obligation to purchase common shares	[28]	4	3,553

Total liabilities		2,170,509	1,885,688

Common shares, no par value, nominal value of € 2.56	[29], [30]	1,461	1,358

Additional paid-in capital	[30]	14,961	15,808

Retained earnings	[30]	20,074	26,051

Common shares in treasury, at cost	[29], [30]	(939)	(2,819)

Equity classified as obligation to purchase common shares	[28], [30]	(3)	(3,552)

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	[30]	(882)	3,635
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	[30]	(349)	(52)
Foreign currency translation, net of tax	[30]	(3,620)	(2,536)
Total net gains (losses) not recognized in the income statement, net of tax	[30]	(4,851)	1,047

Total shareholders’ equity		30,703	37,893

Minority interest	[30]	1,211	1,422

Total equity	[30]	31,914	39,315

Total liabilities and equity		2,202,423	1,925,003

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	(3,896)	6,510	6,079

Cash flows from operating activities:

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,084	651	352
Restructuring activities	–	(13)	30
Gain on sale of financial assets available for sale, equity method investments and other	(1,732)	(1,907)	(913)
Deferred income taxes, net	(1,525)	(918)	165
Impairment, depreciation and other amortization, and accretion	3,047	1,731	1,355
Share of net income from equity method investments	(53)	(358)	(207)

Income (loss) adjusted for noncash charges and other items	(3,075)	5,696	6,861

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	(3,964)	7,588	(3,318)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	24,363	5,146	(11,394)
Trading assets	(472,203)	(270,948)	(23,301)
Other financial assets at fair value through profit or loss	169,423	(75,775)	(19,064)
Loans	(37,981)	(22,185)	(14,403)
Other assets	38,573	(42,674)	(30,083)
Deposits	(56,918)	47,464	35,720
Trading liabilities	655,218	173,830	(38,865)
Other financial liabilities at fair value through profit or loss	(159,613)	70,232	41,518
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(97,009)	69,072	18,955
Other short-term borrowings	(14,216)	6,531	7,452
Other liabilities	(15,482)	21,133	30,079
Senior long-term debt	12,769	22,935	10,480
Other, net	(2,768)	(1,255)	527

Net cash provided by operating activities	37,117	16,790	11,164

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	19,433	12,470	11,952
Maturities of financial assets available for sale	18,713	8,179	6,345
Sale of equity method investments	680	1,331	3,897
Sale of property and equipment	107	987	123

Purchase of:
Financial assets available for sale	(37,819)	(25,230)	(22,707)
Equity method investments	(881)	(1,265)	(1,668)
Property and equipment	(939)	(675)	(606)
Net cash paid for business combinations/divestitures	(24)	(648)	(1,120)
Other, net	(39)	463	314

Net cash used in investing activities	(769)	(4,388)	(3,470)

Cash flows from financing activities:
Issuances of subordinated long-term debt	523	429	976
Repayments and extinguishments of subordinated long-term debt	(659)	(2,809)	(1,976)
Issuances of trust preferred securities	3,404	1,874	1,043
Repayments and extinguishments of trust preferred securities	–	(420)	(390)
Common shares issued under share-based compensation plans	19	389	680
Capital increase	2,200	–	–
Purchases of treasury shares	(21,736)	(41,128)	(38,830)
Sales of treasury shares	21,426	39,729	36,380
Dividends paid to minority interests	(14)	(13)	(26)
Increase in minority interests	331	585	130
Cash dividends paid	(2,274)	(2,005)	(1,239)

Net cash provided by (used in) financing activities	3,220	(3,369)	(3,252)

Net effect of exchange rate changes on cash and cash equivalents	(402)	(289)	(510)

Net increase in cash and cash equivalents	39,166	8,744	3,932
Cash and cash equivalents at beginning of period	26,098	17,354	13,422
Cash and cash equivalents at end of period	65,264	26,098	17,354

Net cash provided by operating activities includes

Income taxes paid (received), net	(2,495)	2,806	3,102

Interest paid	43,724	55,066	49,921

Interest and dividends received	54,549	64,675	58,275

Cash and cash equivalents comprise

Cash and due from banks	9,826	8,632	7,008

Interest-earning demand deposits with banks (not included: time deposits of € 9,300 m. at December 31, 2008 and € 4,149 m. and € 8,853 m. at December 31, 2007 and 2006)	55,438	17,466	10,346

Total	65,264	26,098	17,354

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F            Notes to the Consolidated Financial Statements
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
The accompanying consolidated financial statements are presented in euros, the presentation currency of the Group, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). Since the Group does not use the “carve-out” relating to hedge accounting included in IAS 39, “Financial Instruments: Recognition and Measurement,” as endorsed by the EU, its financial statements fully comply with IFRS as issued by the IASB. In accordance with IFRS 4, “Insurance Contracts”, the Group has applied its previous accounting practices (U.S. GAAP) for insurance contracts. The date of transition to IFRS for the Group was January 1, 2006.
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
In preparation of the 2008 financial statements, the Group made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures. The Group has assessed the impact of errors on current and prior periods and concluded that the following described adjustments are required to comparative amounts or the earliest opening balance sheet. The Group also voluntarily elected to change its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits.

	Balance	Change in			Adjustments	Balance
	(as reported)	accounting				(adjusted)
		policy
		Defined	LCH Offsetting	Interest	Income tax
		benefit plan			liabilities
in € m.		accounting
December 31, 2006

Balance Sheet

Assets:
Financial assets at fair value through profit or loss	1,104,650		(64,108)			1,040,542
Deferred tax assets	4,332	31				4,363
Other assets	139,021	164				139,185

Liabilities:
Financial liabilities at fair value through profit or loss	694,619		(64,108)			630,511
Other liabilities	144,129	15				144,144
Liabilities for current tax	4,033				(327)	3,706
Deferred tax liabilities	2,285	96				2,381

Equity:
Retained earnings	20,451	84			365	20,900
Net gains (losses) not recognized in the income statement:
Foreign currency translation, net of tax	(760)				(38)	(798)

December 31, 2007

Income Statement

Interest and similar income	67,706			(3,031)		64,675
Interest expense	58,857			(3,031)		55,826

Balance Sheet

Assets:
Financial assets at fair value through profit or loss	1,474,103		(96,092)			1,378,011
Deferred tax assets	4,772	5				4,777
Other assets	182,897	741				183,638

Liabilities:
Financial liabilities at fair value through profit or loss	966,177		(96,092)			870,085
Other liabilities	171,509	(65)				171,444
Liabilities for current tax	4,515				(294)	4,221
Deferred tax liabilities	2,124	256				2,380

Equity:
Retained earnings	25,116	570			365	26,051
Net gains (losses) not recognized in the income statement:
Foreign currency translation, net of tax	(2,450)	(15)			(71)	(2,536)

Employee Benefits: Defined Benefit Accounting
In the fourth quarter 2008, the Group changed its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits for defined benefit plans. On transition to IFRS, the Group elected to recognize all cumulative actuarial gains and losses as an opening retained earnings adjustment in accordance with the transition provisions of IFRS 1, “First-Time Adoption of IFRS”. The Group’s accounting policy for future recognition of actuarial gains and losses was to defer and amortize to earnings based on the 10% “corridor approach”. The Group has elected to voluntarily change its accounting policy from the corridor approach to immediate recognition of actuarial gains and losses in shareholders’ equity in the period in which they arise. In accordance with IFRS, the change was applied retrospectively. The change in accounting policy is considered to provide more relevant information about the Group’s financial position, as it recognizes economic events in the period in which they occur. The retrospective adjustments had an impact on the consolidated balance sheet and the consolidated statement of recognized income and expense but not on the consolidated statement of income or consolidated cash flow statement.

20-F            Notes to the Consolidated Financial Statements
Offsetting
In second quarter 2008, the Group concluded that it meets the criteria required to offset the positive and negative market values of OTC interest rate swaps transacted with the London Clearing House (“LCH”). Under IFRS, positions are netted by currency and across maturities. The application of offsetting had no impact on the consolidated income statement or shareholder’s equity.
The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income.
Adjustment of Current Tax Liability
In the fourth quarter 2008, the Group determined that it had continued to report tax liabilities for periods prior to 2006 which were not required. Current tax liabilities were retrospectively adjusted by the amounts in the table above, with related adjustments to opening retained earnings and opening foreign currency translation reserves where appropriate.
The following is a description of the significant accounting policies of the Group. Other than as previously and otherwise described, these policies have been consistently applied for 2006, 2007 and 2008.
Principles of Consolidation
The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities (“SPEs”), presented as a single economic unit.
Subsidiaries
The Group’s subsidiaries are those entities which it controls. The Group controls entities when it has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding, either directly or indirectly, of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group controls an entity.
The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, and (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.
The Group reassesses consolidation status at least at every quarterly reporting date. Therefore, any changes in structure are considered when they occur. This includes changes to any contractual arrangements the Group has, including those newly executed with the entity, and is not only limited to changes in ownership.
The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE’s arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:
—	substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
—	changes in contractual or governance arrangements of the SPE;
—
additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and

—	changes in the financing structure of the entity.
In addition, when the Group concludes that the SPE might require additional support to continue in business, and such support was not contemplated originally, and, if required, the Group would provide such support for reputational or other reasons, the Group reassesses the need to consolidate the SPE.
The reassessment of control over the existing SPEs does not automatically lead to consolidation or deconsolidation. In making such a reassessment, the Group may need to change its assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information, including current market parameters and expectations (such as loss expectations on assets), which would incorporate any market changes since inception of the SPE, is used in the reassessment of consolidation conclusions.

20-F            Notes to the Consolidated Financial Statements
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
Minority interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from Deutsche Bank’s shareholders’ equity. The net income attributable to minority interests is separately disclosed on the face of the consolidated income statement.
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
Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group’s share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group. Unrealized gains on transactions are eliminated to the extent of the Group’s interest in the investee.

Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly-controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.
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
Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/liabilities at fair value through profit or loss.
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

20-F            Notes to the Consolidated Financial Statements
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
Once an impairment loss has been recognized on a loan or available for sale debt security financial asset, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized based on the rate of interest that was used to discount future cash flows for the purpose of measuring the impairment loss. For a loan this would be the original effective interest rate, but a new effective interest rate would be established each time an available for sale debt security is impaired as impairment is measured to fair value and would be based on a current market rate.
When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on a best estimate of future expected cash flows.
Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.
Loan commitment fees related to commitments that are not accounted for at fair value through profit or loss are recognized in commissions and fee income over the life of the commitment if it is unlikely that the Group will enter into a specific lending arrangement. If it is probable that the Group will enter into a specific lending arrangement, the loan commitment fee is deferred until the origination of a loan and recognized as an adjustment to the loan’s effective interest rate.

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
Arrangements involving multiple services or products – If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group’s continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.
Financial Assets and Liabilities
The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale (“AFS”) and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the balance sheet. Generally the balance sheet captions are the classes of financial assets and liabilities except for those as described in this section.
Purchases and sales of financial assets and issuances and repurchases of financial liabilities classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.

20-F            Notes to the Consolidated Financial Statements
Financial Assets and Liabilities at Fair Value through Profit or Loss
The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as traded loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.
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
Financial Instruments Designated at Fair Value through Profit or Loss – Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.
Loan Commitments
Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of ‘Derivatives and Hedge Accounting’, some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion “Impairment of loans and provision for off-balance sheet positions” below, these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.
Loans
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale.

Loans are initially recognized at fair value. When the loan is issued at a market rate, fair value is represented by the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.
Financial Assets Classified as Available for Sale
Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS, as either debt or equity securities. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in equity, in net gains (losses) not recognized in the income statement, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (for example, debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the income statement and other changes in carrying amount are recognized in equity as indicated above. For financial assets classified as AFS that are not monetary items (for example, equity instruments), the gain or loss that is recognized in equity includes any related foreign exchange component.
Financial assets classified as AFS are assessed for impairment as discussed in the section of this Note ‘Impairment of financial assets classified as Available for Sale’. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred to the income statement on disposal of an available for sale asset as part of the overall gain or loss on sale.
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

20-F            Notes to the Consolidated Financial Statements
Reclassification of Certain Financial Assets
The Group may reclassify certain financial assets out of financial assets as at fair value through profit or loss and the available for sale classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum guideline for what constitutes foreseeable future. At the time of reclassification, there must be:
—	no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group’s ability to hold or require sale; and
—	the business plan going forward should not be to profit from short-term movements in price.
Financial assets proposed for reclassification which meet these criteria are considered based on the facts and circumstances of each financial asset under consideration. A positive management assertion is required after taking into account the ability and plausibility to execute the strategy to hold.
Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the income statement is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section of this Note ‘Impairment of Loans and Provision for Off-Balance Sheet Positions’.
For instruments reclassified from available for sale to loans and receivables any unrealized gain or loss recognized in shareholders’ equity is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in shareholders’ equity for that instrument at that date is immediately recognized in the income statement as a loan loss provision.
Determination of Fair Value
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider factors such as bid-offer spread valuation adjustments, liquidity and credit risk (both counterparty credit risk in relation to financial assets and the non-performance in relation to financial liabilities).
Recognition of Trade Date Profit
If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profiles of the instruments as the market develops or as the instruments themselves progress to maturity. Any remaining trade date deferred profit is recognized in the income statement when the transaction becomes observable or the Group enters into offsetting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made.
Derivatives and Hedge Accounting
Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the balance sheet regardless of whether they are held for trading or nontrading purposes.
Gains and losses on derivatives held for trading are included in gain (loss) on financial assets/liabilities at fair value through profit or loss.
The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

20-F            Notes to the Consolidated Financial Statements
Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting but are otherwise effective in offsetting the effect of transactions on noninterest income and expenses, are recorded in other assets or other liabilities with both realized and unrealized changes in fair value recorded in the same noninterest income and expense captions as those affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in net gains and losses on financial assets/liabilities at fair value through profit or loss.
Embedded Derivatives
Some hybrid contracts contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative, with the non-derivative component representing the host contract. If the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract, and the hybrid contract itself is not carried at fair value through profit or loss, the embedded derivative is bifurcated and reported at fair value, with gains and losses recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The host contract will continue to be accounted for in accordance with the appropriate accounting standard. The carrying amount of an embedded derivative is reported in the same consolidated balance sheet line item as the host contract. Certain hybrid instruments have been designated at fair value through profit or loss using the fair value option.
Hedge Accounting
If derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of changes in fair value of assets, liabilities or firm commitments (fair value hedges); (2) hedges of variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).
When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in gain (loss) on financial assets/liabilities at fair value through profit or loss.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the security’s foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk being hedged.
If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.
For hedges of variability in cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction. When hedging the foreign exchange risk of a non-monetary financial asset classified as available for sale, such as an equity instrument, the amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified and included in the calculation of the gain or loss on sale once the hedged asset is sold.
Hedge ineffectiveness is recorded in other income and is usually measured as the excess (if any) in the absolute change in fair value of the actual hedging derivative over the absolute change in the fair value of the hypothetically perfect hedge.
When hedges of variability in cash flows are discontinued, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship. When other types of hedges of variability in cash flows are discontinued, the related amounts in net gains (losses) not recognized in the income statement are reclassified into either the same income statement caption and period as profit or loss from the forecasted transaction, or in other income when the forecast transaction is no longer expected to occur.

20-F            Notes to the Consolidated Financial Statements
For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedge of a net investment in a foreign operation) into the presentation currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; the remainder is recorded as other income in the income statement.
The gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in profit or loss on disposal of the foreign operation.
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
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogenized loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
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
Impairment of Financial Assets Classified as Available for Sale
For financial assets classified as AFS, management assesses at each balance sheet date whether there is objective evidence that an individual asset is impaired.

20-F            Notes to the Consolidated Financial Statements
In the case of equity investments classified as AFS, objective evidence includes a significant or prolonged decline in the fair value of the investment below cost. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans.
If there is evidence of impairment, the cumulative unrealized loss previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.
When an AFS debt security is impaired, subsequent measurement is on a fair value basis with changes reported in the income statement. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in equity.
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
The Group enters into transactions in which it transfers previously recognized financial assets but retains substantially all the associated risks and rewards of those assets; for example, a sale to a third party in which the Group enters into a concurrent total return swap with the same counterparty. These types of transactions are accounted for as secured financing transactions.
In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset, i.e. the practical ability to sell the transferred asset, is relinquished. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.
Securitization
The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the Derivatives and Hedge Accounting section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.
Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available.
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

20-F            Notes to the Consolidated Financial Statements
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
Repurchase and Reverse Repurchase Agreements
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
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

Offsetting Financial Instruments
Financial assets and liabilities are offset, with the net amount reported in the balance sheet, only if there is a currently enforceable legal right to set off the recognized amounts and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross.
Property and Equipment
Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.
Property and equipment are tested for impairment at least annually and an impairment charge is recorded to the extent the recoverable amount, which is the higher of fair value less costs to sell and value in use, is less than its carrying amount. Value in use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.
Properties leased under a finance lease are capitalized as assets in property and equipment and depreciated over the terms of the leases.
Investment Property
The Group generally uses the cost model for valuation of investment property and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.
Goodwill and Other Intangible Assets
Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the fair value of the purchase consideration and costs directly attributable to the acquisition over the net fair value of the Group’s share of the identifiable assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

20-F            Notes to the Consolidated Financial Statements
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.
Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash-generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities corporate division);
—	Global Transaction Banking;
—	Asset Management and Private Wealth Management (within the Asset and Wealth Management corporate division);
—	Private & Business Clients; and
—	Corporate Investments.
Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.
If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.
Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairments and their useful lives reaffirmed at least annually.

Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.
Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are depreciated using the straight-line method over a period of 1 to 3 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred.
On acquisition of insurance businesses, the excess of the purchase price over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities is accounted for as an intangible asset. This intangible asset represents the present value of future cash flows over the reported liability at the date of acquisition. This is known as value of business acquired (“VOBA”).
The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the income statement.
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
Financial guarantees are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management’s determination of the best estimate.
Any increase in the liability relating to guarantees is recorded in the income statement under general and administrative expenses.

20-F            Notes to the Consolidated Financial Statements
Leasing Transactions
Lessor
Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.
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

If a sale-leaseback transaction results in an operating lease, the timing of profit recognition is a function of the difference between the sales price and fair value. When it is clear that sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.
Employee Benefits
Pension Benefits
The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement plans accounted for as defined benefit plans. The assets of all the Group’s defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
All retirement benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders’ equity and presented in the Statement of Recognized Income and Expense in the period in which they occur. The Group’s benefit plans are usually funded.
Other Post-Employment Benefits
In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders’ equity and presented in the Statement of Recognized Income and Expense.
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

20-F            Notes to the Consolidated Financial Statements
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
Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) they relate to the same tax authority, (3) the legally enforceable right to offset exists and (4) they are intended to be settled net or realized simultaneously.
Deferred tax assets and liabilities are offset when the legally enforceable right to offset current tax assets and liabilities exists and the deferred tax assets and liabilities relate to income taxes levied by the same taxing authority on either the same tax reporting entity or tax group of reporting entities.
Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, branches and associates and interests in joint ventures except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences arising from such investments only to the extent that it is probable that the differences will reverse in the foreseeable future and sufficient taxable income will be available against which those temporary differences can be utilized.
Deferred tax related to fair value remeasurement of available for sale investments, cash flow hedges, actuarial valuations related to defined benefit plans and other items, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the gain or loss is realized.

20-F            Notes to the Consolidated Financial Statements
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
The Group’s insurance business in the United Kingdom (Abbey Life Assurance Company Limited) is subject to income tax on the policyholder’s investment returns (policyholder tax). This tax is included in the Group’s income tax expense/ benefit even though it is economically the income tax expense/benefit of the policyholder, which reduces/increases the Group’s liability to the policyholder.
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
If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to be required to settle the obligation, using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), a receivable is recognized if it is virtually certain that reimbursement will be received.
Statement of Cash Flows
For purposes of the consolidated statement of cash flows, the Group’s cash and cash equivalents include highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of change in value. Such investments include cash and balances at central banks and demand deposits with banks.

The Group’s assignment of cash flows to the operating, investing or financing category depends on the business model (“management approach”). For the Group the primary operating activity is to manage financial assets and financial liabilities. Therefore, the issuance and management of long-term borrowings is a core operating activity which is different than for a non-financial company, where borrowing is not a principal revenue producing activity and thus is part of the financing category.
The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities and the other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.
Cash flows related to subordinated long-term debt and trust preferred securities are viewed differently than those related to senior-long term debt because they are managed as an integral part of the Group’s capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity and thus are considered part of the financing category.
The amounts shown in the statement of cash flows do not precisely match the movements in the balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.
Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value.
This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.
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

20-F            Notes to the Consolidated Financial Statements
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
Reinsurance
Premiums ceded for reinsurance and reinsurance recoveries on policyholder benefits and claims incurred are reported in income and expense as appropriate. Assets and liabilities related to reinsurance are reported on a gross basis when material. Amounts ceded to reinsurers from reserves for insurance contracts are estimated in a manner consistent with the reinsured risk. Accordingly, revenues and expenses related to reinsurance agreements are recognized in a manner consistent with the underlying risk of the business reinsured.
Recently Adopted Accounting Pronouncements
IAS 39 and IFRS 7
In October 2008, the IASB issued amendments to IAS 39, “Financial Instruments: Recognition and Measurement”, and IFRS 7, “Financial Instruments: Disclosures”, titled “Reclassification of Financial Assets”. The amendments to IAS 39 permit (1) certain reclassifications of non-derivative financial assets (other than those designated under the fair value option) out of the fair value through profit or loss category and (2) also allow the reclassification of financial as-sets from the available for sale category to the loans and receivables category in particular circumstances. The amendments to IFRS 7 introduce additional disclosure requirements if an entity has reclassified financial assets in accordance with the amendments to IAS 39. In November 2008, the IASB issued another amendment to IAS 39 and IFRS 7, “Reclassification of Financial Assets – Effective Date and Transition” to clarify the effective date of the amendments. The amendments allowed retrospective application to July 1, 2008 for reclassifications made prior to November 1, 2008. Any reclassification made on or after November 1, 2008 takes effect from the date of reclassification. The impact of the reclassifications permissible under the IAS 39 amendments as of December 31, 2008, was to increase income before income taxes by € 3.3 billion. For further information, please refer to Note [10].

20-F            Notes to the Consolidated Financial Statements
IFRIC 14
In July 2007, the International Financial Reporting Interpretations Committee (“IFRIC”) issued interpretation IFRIC 14, “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” (“IFRIC 14”). IFRIC 14 provides general guidance on how to assess the limit in IAS 19, “Employee Benefits” on the amount of a pension fund surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. No additional liability need be recognized by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is effective for annual periods beginning on or after January 1, 2008, with early application permitted. The adoption of IFRIC 14 had no impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
Improvements to IFRS
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for non-controlling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any non-controlling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together. While approved by the IASB, the standards have yet to be endorsed by the EU.

IAS 32 and IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, titled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments will not have a material impact on the Group’s consolidated financial statements.
[2] Business Segments and Related Information
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The following business segments represent the Group’s organizational structure as reflected in its internal management reporting systems.
The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2008, the group divisions and corporate divisions were as follows:
The Corporate and Investment Bank (CIB), which combines the Group’s corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global corporate divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).
—
CB&S is made up of the Global Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.

—
GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

20-F            Notes to the Consolidated Financial Statements
Private Clients and Asset Management (PCAM), which combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).
—
AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.

—	PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.
Corporate Investments (CI), which manages certain alternative assets of the bank and other debt and equity positions.
Changes in the composition of segments can arise from either changes in management responsibility, for which prior periods are restated to conform with the current year’s presentation, or from acquisitions and divestitures. There were no changes in management responsibilities with a significant impact on segmental reporting during 2008.
The following describes acquisitions and divestitures which had a significant impact on the Group’s segment operations:
—
In December 2008, RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the corporate division AWM.

—
In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG    Asset Management, with an option to become a 100 % owner in the future. The business will be branded Deutsche UFG    Capital Management. The investment is included in the corporate division AWM.

—
In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the corporate division GTB.

—
In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors’ interests in the North America Infrastructure Fund, whose sole underlying investment is Maher Terminals. The investment is included in the corporate division AWM.

—	In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division AWM, to State Street Bank.
—	Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included within the corporate division AWM.
—
Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern    Alliance Asset Management Co. Limited, a Taiwanese investment management firm. This is included in the corporate division AWM.

—
In February 2008, the 50 % interest in the management company of the Australia based DEXUS    Property Group was sold by RREEF Alternative Investments to DEXUS’ unitholders. The investment was included in the corporate division AWM.

—	In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the corporate division GTB.
—	In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30%. Harvest is a mutual fund manager in China. The investment is included in the corporate division AWM.
—
In October 2007, the Group acquired Abbey Life Assurance Company Limited, a UK company that consists primarily of unit-linked life and pension policies and annuities. The business is included in the corporate division CB&S.

—
In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group’s strategic partner, Anima S.G.R.p.A. The business is included in the corporate division AWM.

—
In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included in the corporate division AWM.

—
In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.S. The business is included in the corporate division GTB.

—	In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals. After a partial sale into the fund for which it was acquired, Maher Terminals was deconsolidated in October 2007.
—	In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included in the corporate division AWM.
—
In January 2007, the Group sold the second tranche (41%) of PBC’s Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of Italian cooperative banks. The business was part of the corporate division PBC.

—
In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the U.S. The business is included in the corporate division CB&S.

—
In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division PBC. The acquisition expands the Group’s market share in the retail banking sector of the German capital.

—
In December 2006 the Group closed the acquisition of the UK wealth manager, Tilney Group Limited. The acquisition is a key element in PWM’s strategy to expand its on-shore presence in dedicated core markets and to expand into various client segments, including the Independent Financial Advisors sector.

—	In November 2006, the Group acquired norisbank from DZ Bank Group. The business is included in the corporate division PBC.
—	In October 2006, the Group sold 49 % of PBC’s Italian BankAmericard processing and acquiring operation to ICBPI.
—
In July 2006, the Group deconsolidated Deutsche Wohnen AG following the termination of the control agreement with DB Real Estate Management GmbH. Deutsche Wohnen AG is a real estate investment company and was included in the corporate division AWM.

—	In May 2006, the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase & Co. The business is included in the corporate division GTB.
—	In February 2006, the Group completed the acquisition of the remaining 60 % of United Financial Group (UFG), an investment bank in Russia. The business is included in corporate division CB&S.
—	In the first quarter 2006, the Group completed its sale of EUROHYPO AG to Commerzbank AG. The business was included in the corporate division CI.

20-F            Notes to the Consolidated Financial Statements
Measurement of Segment Profit or Loss
Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Consolidation and Adjustments” section. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.
Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments) and a component of net income appropriation under IFRS.
Revenues from transactions between the business segments are allocated on a mutually-agreed basis. Internal service providers, which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally based on service level agreements and are either determined based upon “price per unit”, “fixed price” or “agreed percentages”. Since the Group’s business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or in-vested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates the notional interest credit on its consolidated capital to the business segments, in proportion to each business segment’s allocated average active equity.

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These include:
—
Average active equity: The Group calculates active equity to facilitate comparison to its competitors and refers to active equity in several ratios. Active equity is not a measure provided for in IFRS, however, the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on assets available for sale, average fair value adjustments on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval at the general shareholders’ meeting. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which consist of economic capital, goodwill and other unamortized intangible assets. The total amount allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2008 this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5%. In 2009 the Group intends to derive its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active    equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

—
Return on average active equity in % is defined as income before income taxes less minority interest as a    percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

20-F            Notes to the Consolidated Financial Statements
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2008, 2007 and 2006, respectively.

2008	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
in € m.	Securities	action		Manage-	Clients			Reporting[5]
(unless stated otherwise)		Banking		ment

Net revenues[1]	304	2,774	3,078	3,264	5,777	9,041	1,290	13,408

Provision for credit losses	402	5	408	15	653	668	(1)	1,075

Total noninterest expenses	8,427	1,663	10,090	3,794	4,178	7,972	95	18,156

therein:
Depreciation, depletion and amortization	52	6	58	17	76	93	8	159
Severance payments	335	3	338	29	84	113	0	451
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–

Minority interest	(48)	–	(48)	(20)	0	(20)	2	(66)

Income (loss) before income taxes	(8,476)	1,106	(7,371)	(525)	945	420	1,194	(5,756)

Cost/income ratio	N/M	60%	N/M	116%	72%	88%	7%	135%

Assets[2,3]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	2,189,313

Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275

Total risk position	234,344	15,400	249,744	16,051	37,482	53,533	2,677	305,953

Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979

Pre-tax return on average active equity	(44) %	102%	(36) %	(11) %	27%	5%	N/M	(20) %

1 Includes:

Net interest income	7,683	1,157	8,840	496	3,249	3,746	7	12,592

Net revenues from external customers	423	2,814	3,236	3,418	5,463	8,881	1,259	13,376

Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33

Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42

2 Includes:

Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5
Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group’s target definition.

2007	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
in € m.	Securities	action		Manage-	Clients			Reporting[5]
(unless stated otherwise)		Banking		ment

Net revenues[1]	16,507	2,585	19,092	4,374	5,755	10,129	1,517	30,738

Provision for credit losses	102	7	109	1	501	501	3	613

Total noninterest expenses	12,169	1,633	13,802	3,453	4,108	7,560	220	21,583

therein:
Depreciation, depletion and amortization	50	8	58	20	82	102	17	177
Severance payments	100	7	107	28	27	55	0	162
Policyholder benefits and claims	116	–	116	73	–	73	–	188
Impairment of intangible assets	–	–	–	74	–	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	(0)	(13)

Minority interest	34	–	34	7	0	8	(5)	37

Income (loss) before income taxes	4,202	945	5,147	913	1,146	2,059	1,299	8,505

Cost/income ratio	74%	63%	72%	79%	71%	75%	15%	70%

Assets[2,3]	1,785,876	32,117	1,800,027	39,180	117,809	156,767	13,005	1,916,304

Expenditures for additions to long-lived assets	351	87	438	2	62	65	0	503

Total risk position	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503

Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725

Pre-tax return on average active equity	21%	86%	25%	18%	33%	24%	N/M	29%

1 Includes:

Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710

Net revenues from external customers	16,691	2,498	19,189	4,615	5,408	10,023	1,492	30,704

Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34

Net income (loss) from equity method investments	51	2	52	114	2	116	184	352

2 Includes:

Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5
Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million, which are excluded from the Group’s target definition.

20-F            Notes to the Consolidated Financial Statements

2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Total
	Corporate	Global	Total	Asset and	Private &	Total	Invest-	Manage-
	Banking &	Trans-		Wealth	Business		ments	ment
in € m.	Securities	action		Manage-	Clients			Reporting[5]
(unless stated otherwise)		Banking		ment

Net revenues[1]	16,574	2,228	18,802	4,166	5,149	9,315	574	28,691

Provision for credit losses	(65)	(29)	(94)	(1)	391	391	2	298

Total noninterest expenses	11,236	1,552	12,789	3,284	3,716	7,000	214	20,003

therein:
Depreciation, depletion and amortization	57	25	82	33	84	116	17	215
Severance payments	97	3	99	12	10	22	0	121
Policyholder benefits and claims	–	–	–	63	–	63	–	63
Impairment of intangible assets	–	–	–	–	–	–	31	31
Restructuring activities	77	22	99	43	49	91	1	192

Minority interest	23	–	23	(11)	0	(11)	(3)	10

Income (loss) before income taxes	5,379	705	6,084	894	1,041	1,935	361	8,380

Cost/income ratio	68%	70%	68%	79%	72%	75%	37%	70%

Assets[2,3]	1,395,115	25,655	1,404,256	35,939	94,853	130,753	17,783	1,512,759

Expenditures for additions to long-lived assets	573	2	575	5	383	388	0	963

Total risk position	177,651	14,240	191,891	12,335	63,900	76,234	5,395	273,520

Average active equity[4]	16,041	1,064	17,105	4,917	2,289	7,206	1,057	25,368

Pre-tax return on average active equity	34%	66%	36%	18%	45%	27%	34%	33%

1 Includes:

Net interest income	3,097	890	3,987	162	2,767	2,928	1	6,916

Net revenues from external customers	16,894	2,060	18,954	4,435	4,724	9,159	543	28,656

Net intersegment revenues	(320)	168	(152)	(269)	425	156	31	35

Net income (loss) from equity method investments	72	1	74	142	3	145	197	416

2 Includes:

Equity method investments	1,624	38	1,662	588	8	596	207	2,465

3
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets.

5
Includes a gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million, and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million, which are excluded from the Group’s target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
The following table presents a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, respectively.

	2008			2007			2006
	Total	Consoli-	Total	Total	Consoli-	Total	Total	Consoli-	Total
	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-	Manage-	dation &	Consoli-
	ment	Adjust-	dated	ment	Adjust-	dated	ment	Adjust-	dated
in € m.	Reporting	ments		Reporting	ments		Reporting	ments
Net revenues[1]	13,408	82	13,490	30,738	7	30,745	28,691	(197)	28,494

Provision for credit losses	1,075	1	1,076	613	(1)	612	298	(0)	298

Noninterest expenses	18,156	(0)	18,155	21,583	(199)	21,384	20,003	(146)	19,857

Minority interest	(66)	66	–	37	(37)	–	10	(10)	–

Income (loss) before income taxes	(5,756)	15	(5,741)	8,505	243	8,749	8,380	(41)	8,339

Assets	2,189,313	13,110	2,202,423	1,916,304	8,699	1,925,003	1,512,759	7,821	1,520,580

Total risk position	305,953	1,779	307,732	327,503	1,315	328,818	273,520	1,939	275,459

Average active equity	28,979	3,100	32,079	29,725	368	30,093	25,368	255	25,623

1	Net interest income and noninterest income.
In 2008, income before income taxes in Consolidation & Adjustments was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value added tax benefits. The main adjustments to net revenues in Consolidation & Adjustments in 2008 were:
—
Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS for economically hedged short-term positions, driven by the significant volatility and overall decline of short-term interest rates, increased net revenues by approximately € 450 million.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
—
Trading results from the Group’s own shares and certain derivatives indexed to own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.

—	Decreases related to the elimination of intra-Group rental income were € 37 million.
—
The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

20-F            Notes to the Consolidated Financial Statements
In 2007, income before income taxes in Consolidation & Adjustments was € 243 million. Noninterest expenses benefited primarily from a recovery of value added tax paid in prior years, based on a refined methodology which was agreed with the tax authorities, and also reimbursements associated with several litigation cases. The main adjustments to net revenues in Consolidation & Adjustments in 2007 were:
—	Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.
—	Trading results from the Group’s own shares are reflected in the CB&S Corporate Division. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.
—	Decreases related to the elimination of intra-Group rental income were € 39 million.
—	Net interest income related to tax refunds and accruals increased net revenues by € 69 million.
—
The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.

In 2006, Consolidation & Adjustments showed a loss before income taxes of € 41 million. Noninterest expenses benefited mainly from a provision release related to activities to restructure grundbesitz-invest, the Group’s German open-ended real estate fund, and a settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001. Within net revenues, the main drivers in Consolidation & Adjustments were:
—
Adjustments related to financial instruments which were carried at fair value through profit or loss for management reporting purposes but accounted for on an amortized cost basis under IFRS decreased net revenues by approximately € 210 million.

—	Trading results from the Group’s own shares in the CB&S Corporate Division resulted in a decrease of € 100 million.
—	The elimination of intra-Group rental income decreased net revenues by € 40 million.
—	Net interest income related to tax refunds and accruals increased by € 67 million.
—	Settlement of insurance claims for business interruption losses and costs related to the terrorist attacks of September 11, 2001 increased net revenues by € 125 million.
—	The remainder was due to other corporate items outside the management responsibility of the business segments.

Assets and total risk position in Consolidation & Adjustments reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.
Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under “Measurement of Segment Profit or Loss” in this Note.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2008, 2007 and 2006, respectively.

	Corporate and Investment Bank
in € m.	2008	2007	2006
Sales & Trading (equity)	(630)	4,613	4,039

Sales & Trading (debt and other products)	124	8,407	9,016

Total Sales & Trading	(506)	13,020	13,055

Origination (equity)	336	861	760

Origination (debt)	(713)	714	1,331

Total origination	(377)	1,575	2,091

Advisory	589	1,089	800

Loan products	1,260	974	946

Transaction services	2,774	2,585	2,228

Other products	(661)	(151)	(318)

Total	3,078	19,092	18,802

	Private Clients and Asset Management
in € m.	2008	2007	2006
Portfolio/fund management	2,457	3,017	3,041

Brokerage	1,891	2,172	1,895

Loan/deposit	3,251	3,145	2,814

Payments, account & remaining financial services	1,066	1,039	907

Other products	376	756	658

Total	9,041	10,129	9,315

20-F            Notes to the Consolidated Financial Statements
The following table presents total net revenues (before allowance for credit losses) by geographic area for the years ended December 31, 2008, 2007 and 2006, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate Investments and Consolidation & Adjustments is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2008	2007	2006
Germany:
CIB	2,866	2,921	2,265
PCAM	5,208	5,514	4,922

Total Germany	8,074	8,434	7,187

Europe, Middle East and Africa:
CIB	(621)	7,721	6,836
PCAM	2,391	2,816	2,661

Total Europe, Middle East and Africa[1]	1,770	10,537	9,497

Americas (primarily U.S.):
CIB	(838)	4,628	6,810
PCAM	971	1,331	1,350

Total Americas	133	5,959	8,160

Asia/Pacific:
CIB	1,671	3,823	2,891
PCAM	471	468	381

Total Asia/Pacific	2,142	4,291	3,273

CI	1,290	1,517	574

Consolidation & Adjustments	82	7	(197)

Consolidated net revenues[2]	13,490	30,745	28,494

1
The United Kingdom reported negative revenues for the year ended December 31, 2008. For the years ended December 31, 2007 and 2006, respectively, the United Kingdom accounted for more than 60 % of these revenues.

2
Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement
[3] Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net Interest Income
The following are the components of interest and similar income and interest expense.

in € m.	2008	2007	2006
Interest and similar income:
Interest-earning deposits with banks	1,313	1,384	1,358
Central bank funds sold and securities purchased under resale agreements	964	1,090	1,245
Securities borrowed	1,011	3,784	3,551
Financial assets at fair value through profit or loss	34,938	42,920	39,195
Interest income on financial assets available for sale	1,260	1,596	1,357
Dividend income on financial assets available for sale	312	200	207
Loans	12,269	10,901	9,344
Other	2,482	2,800	2,018

Total interest and similar income	54,549	64,675	58,275

Interest expense:
Interest-bearing deposits	13,015	17,371	14,025
Central bank funds purchased and securities sold under repurchase agreements	4,425	6,869	5,788
Securities loaned	304	996	798
Financial liabilities at fair value through profit or loss	14,811	20,989	22,631
Other short-term borrowings	1,905	2,665	2,708
Long-term debt	5,273	4,912	3,531
Trust preferred securities	571	339	267
Other	1,792	1,685	1,519

Total interest expense	42,096	55,826	51,267

Net interest income	12,453	8,849	7,008

Interest income recorded on impaired financial assets was € 65 million, € 57 million and € 47 million for the years ended December 31, 2008, 2007 and 2006, respectively.

20-F            Notes to the Consolidated Income Statement
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2008	2007	2006
Trading income:
Sales & Trading (equity)	(9,615)	3,797	2,441
Sales & Trading (debt and other products)	(25,369)	(427)	6,004
Total Sales & Trading	(34,984)	3,370	8,445
Other trading income	1,155	548	423

Total trading income	(33,829)	3,918	8,868

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	–	(41)	7
Securities borrowed/loaned	(4)	33	(13)
Loans and loan commitments	(4,016)	(570)	136
Deposits	139	10	(40)
Long-term debt:
Debt issued by consolidated SPEs	19,584	4,282	(49)
Debt issued by operating entities	9,046	(500)	2
Other financial assets/liabilities designated at fair value through profit or loss	(912)	43	(19)

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	23,837	3,257	24

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892

The Group issues structured notes through its operating branches and subsidiaries (Debt issued by operating entities). Certain of these structured notes were designated at fair value through profit or loss under the fair value option. The gains (losses) on these structured notes principally arose due to changes in the market conditions that gave rise to the market risk on these instruments. As the market risk on these instruments is economically hedged by trading assets so the gains (losses) reported on the debt issued by operating entities were substantially offset by losses (gains) on trading assets. The amount of these gains (losses) resulting from changes in the credit risk of the Group is explained in Note [9], Financial Assets/Liabilities through profit or loss.
In addition, the Group issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs). These SPEs contain collateral, classified as trading assets, enter into derivatives and issue notes linked to the risks on the collateral and the derivatives. Examples include Group sponsored and third party sponsored securitization entities and asset repackaging entities. Gains on the debt issued by consolidated SPEs, which are designated at fair value through profit or loss under the fair value option, are substantially offset by fair value losses on the trading assets and derivatives held by the SPEs. Of the amount reported above, there were gains of € 17.9 billion and € 3.5 billion on notes issued by consolidated securitization structures for the years ended December 31, 2008 and December 31, 2007, respectively. Fair value movements on related instruments of € (20.1) billion and € (4.4) billion for the years ended December 31, 2008 and December 31, 2007, respectively, are reported within trading income under Sales & Trading (Debt and other products). The difference between these gains and losses represents the Group’s share of the losses in these consolidated securitization structures. As explained in Note [9], Financial Assets/Liabilities through profit or loss, the fair value of the notes issued by these SPEs is not sensitive to changes in the Group’s credit risk and therefore none of the gains reported above arose from changes in the Group’s credit risk.

Combined Overview
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank, rather than by type of income generated.
The following table presents data relating to the Group’s combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate and Investment Bank, by product, for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net interest income	12,453	8,849	7,008

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	7,175	8,892

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,461	16,024	15,900

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:
Sales & Trading (equity)	(1,895)	3,117	2,613
Sales & Trading (debt and other products)	317	7,483	8,130
Total Sales & Trading	(1,578)	10,600	10,743
Loan products[1]	1,014	499	490
Transaction services	1,358	1,297	1,074
Remaining products[2]	(1,821)	(118)	435

Total Corporate and Investment Bank	(1,027)	12,278	12,743

Private Clients and Asset Management	3,871	3,529	3,071

Corporate Investments	(172)	157	3

Consolidation & Adjustments	(211)	61	83

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	2,461	16,024	15,900

1	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

20-F            Notes to the Consolidated Income Statement
[4] Commissions and Fee Income
The following are the components of commission and fee income and expense.

in € m.	2008	2007	2006
Commission and fee income and expense:

Commission and fee income	12,449	15,199	13,418

Commission and fee expense	2,700	2,910	2,223

Net commissions and fee income	9,749	12,289	11,195

in € m.	2008	2007	2006
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,414	3,965	3,911

Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	3,798	5,497	4,709

Net fees for other customer services	2,537	2,827	2,575

Net commissions and fee income	9,749	12,289	11,195

[5] Net Gains (Losses) on Financial Assets Available for Sale
The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2008	2007	2006
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	(534)	(192)	24
Net gains (losses) from disposal	17	8	24
Impairments	(551)	(200)	–
Reversal of impairments	–	–	–

Net gains (losses) on equity securities:	1,156	944	530
Net gains (losses) from disposal	1,428	1,004	540
Impairments	(272)	(60)	(10)

Net gains (losses) on loans:	(63)	(12)	(2)
Net gains (losses) from disposal	(12)	(8)	(2)
Impairments	(52)	(4)	–
Reversal of impairments	1	–	–

Net gains (losses) on other equity interests:	107	53	39
Net gains (losses) from disposal	108	60	50
Impairments	(1)	(7)	(11)

Total net gains (losses) on financial assets available for sale	666	793	591

[6] Other Income
The following are the components of other income.

in € m.	2008	2007	2006
Other income:

Net income from investment properties	8	29	43

Net gains (losses) on disposal of investment properties	–	8	28

Net gains (losses) on disposal of consolidated subsidiaries	85	321	52

Net gains (losses) on disposal of loans	50	44	80

Insurance premiums[1]	308	134	47

Remaining other income[2]	117	750	139

Total other income	568	1,286	389

1	Net of reinsurance premiums paid. The increases from 2006 to 2007 and from 2007 to 2008 were predominantly driven by the consolidation of Abbey Life Assurance Company Limited in October 2007.

2	Remaining other income in 2007 included gains of € 317 million from the sale/leaseback of the Group’s 60 Wall Street premises in New York and € 148 million other income from consolidated investments.
[7] General and Administrative Expenses
The following are the components of general and administrative expenses.

in € m.	2008	2007	2006
General and administrative expenses:

IT costs	1,820	1,867	1,585

Occupancy, furniture and equipment expenses	1,434	1,347	1,198

Professional service fees	1,164	1,257	1,203

Communication and data services	700	680	634

Travel and representation expenses	492	539	503

Payment, clearing and custodian services	418	437	431

Marketing expenses	373	411	365

Other expenses	1,815	1,416	1,150

Total general and administrative expenses	8,216	7,954	7,069

Other expenses include, among other items, regulatory, other taxes and insurance related costs, operational losses and other non-compensation staff related expenses. The increase in other expenses was mainly driven by litigation expenses, consolidated infrastructure investments and a provision related to the obligation to repurchase certain securities.

20-F            Notes to the Consolidated Income Statement
[8] Earnings per Common Share
Basic earnings per common share amounts are computed by dividing net income (loss) attributable to Deutsche Bank shareholders by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically-settled forward purchase contracts, and increased by undistributed vested shares awarded under deferred share plans.
Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. The aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.
In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share (for further details refer to Note [28]).

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, respectively.

in € m.	2008	2007	2006
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	(3,835)	6,474	6,070

Effect of dilutive securities:
Forwards and options	–	–	(88)
Convertible debt	(1)	–	3

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	(3,836)	6,474	5,985

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	504.1	474.2	468.3

Effect of dilutive securities:
Forwards	0.0	0.3	23.1
Employee stock compensation options	0.0	1.8	3.4
Convertible debt	0.1	0.7	1.0
Deferred shares	0.0	18.6	24.5
Other (including trading options)	0.0	0.5	0.9

Dilutive potential common shares	0.1	21.9	52.9

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	504.2	496.1	521.2

in €	2008	2007	2006
Basic earnings per share	(7.61)	13.65	12.96

Diluted earnings per share	(7.61)	13.05	11.48

Due to the net loss situation in the year ended December 31, 2008, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.
As of December 31, 2008, 2007 and 2006, the following instruments were outstanding and were not included in the calculation of diluted EPS, because to do so would have been anti-dilutive.

Number of shares in m.	2008	2007	2006
Forward purchase contracts	0.0	39.4	58.6

Put options sold	0.1	0.2	11.7

Call options sold	0.3	0.7	10.6

Employee stock compensation options	1.8	0.1	0.0

Deferred shares	26.9	0.6	0.5

20-F            Notes to the Consolidated Balance Sheet
Notes to the Consolidated Balance Sheet
[9] Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2008		Dec 31, 2007
Trading assets:

Trading securities	204,994		449,684

Positive market values from derivative financial instruments	1,224,493		506,967

Other trading assets	42,468	[1]	104,236	[1]

Total trading assets	1,471,955		1,060,887

Financial assets designated at fair value through profit or loss:

Securities purchased under resale agreements	94,726		211,142

Securities borrowed	29,079		69,830

Loans	18,739		21,522

Other financial assets designated at fair value through profit or loss	9,312		14,630

Total financial assets designated at fair value through profit or loss	151,856		317,124

Total financial assets at fair value through profit or loss	1,623,811		1,378,011

1	Includes traded loans of € 31,421 million and € 102,093 million at December 31, 2008 and 2007 respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Trading liabilities:

Trading securities	56,967	106,225

Negative market values from derivative financial instruments	1,181,617	512,436

Other trading liabilities	11,201	830

Total trading liabilities	1,249,785	619,491

Financial liabilities designated at fair value through profit or loss:

Securities sold under repurchase agreements	52,633	184,943

Loan commitments	2,352	526

Long-term debt	18,439	52,327

Other financial liabilities designated at fair value through profit or loss	4,579	3,002

Total financial liabilities designated at fair value through profit or loss	78,003	240,798

Investment contract liabilities[1]	5,977	9,796

Total financial liabilities at fair value through profit or loss	1,333,765	870,085

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.
Loans and Loan Commitments designated at Fair Value through Profit or Loss
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 143 billion and € 302 billion as of December 31, 2008, and 2007, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.
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

Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 50.5 billion and € 46.8 billion as of December 31, 2008, and 2007, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 36.5 billion and € 28.1 billion as of December 31, 2008, and 2007, respectively.
The changes in fair value attributable to movements in counterparty credit risk are detailed in the table below.

	Dec 31, 2008		Dec 31, 2007
	Loans	Loan	Loans	Loan
		Commit-		Commit-
in € m.		ments		ments
Changes in fair value of loans and loan commitments due to credit risk

Cumulative change in the fair value	(870)	(2,731)	(99)	(332)

Annual change in the fair value in 2008/2007	(815)	(2,558)	(111)	(372)

Changes in fair value of credit derivatives used to mitigate credit risk

Cumulative change in the fair value	844	2,674	64	213

Annual change in the fair value in 2008/2007	784	2,482	80	269

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
Financial Liabilities designated at Fair Value through Profit or Loss
The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year end attributable to movements in credit risk are detailed in the table below:

	Dec 31, 2008		Dec 31, 2007
	Debt issued	Debt issued	Debt issued	Debt issued
	by operat-	by consoli-	by operat-	by consoli-
in € m.	ing entities	dated SPEs	ing entities	dated SPEs
Cumulative change in the fair value	364	4,821	18	3,589

Annual change in the fair value in 2008/2007	349	4,342	18	3,582

As described in Note [3] the Group issues structured notes and takes structured deposits through its operating branches and subsidiaries (Debt issued by operating entities) and issues structured notes through consolidated SPEs (Debt issued by consolidated SPEs).

20-F            Notes to the Consolidated Balance Sheet
The fair value of the debt issued by operating entities takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.
Fair value movements due to credit risk on the debt issued by consolidated SPEs are not related to the Group’s credit but to the credit of the legally-isolated SPE, which is dependent upon the collateral it holds. The movement in fair value due to credit risk is calculated as the gain or loss that is not attributable to change in market risk. The gain on the liabilities is substantially offset by losses due to widening credit spreads on the assets in the SPEs.
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
For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 33.7 billion and € 39.1 billion more than the carrying amount as of December 31, 2008 and 2007, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.
The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 1.4 billion and € 5.3 billion as of December 31, 2008, and 2007, respectively.

[10] Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Following the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications to the Group.
In the third quarter 2008, reclassifications were made with effect from July 1, 2008 at fair value at that date. As the consolidated financial statements for the year ended December 31, 2008 were prepared, adjustments relating to the reclassified assets as disclosed previously in the Group’s interim report as of September 30, 2008 were made to correct immaterial errors. Disclosure within this note has been adjusted for the impact of these items.
The following table shows carrying values and fair values of the assets reclassified at July 1, 2008.

	Jul 1, 2008	Dec 31, 2008
	Carrying	Carrying	Fair value
in € m.	value	value
Trading assets reclassified to loans	12,677	12,865	11,059

Financial assets available for sale reclassified to loans	11,354	10,787	8,628

Total financial assets reclassified to loans	24,031	23,652	19,687

As of July 1, 2008 the effective interest rates on reclassified trading assets ranged from 4.2 % to 8.3 % with expected recoverable cash flows of € 20.7 billion. Effective interest rates on financial assets available for sale reclassified as of July 1, 2008 ranged from 3.9 % to 9.9 % with expected recoverable cash flows of € 17.6 billion. Ranges of effective interest rates were determined based on weighted average rates by business.
In the fourth quarter of 2008, additional reclassifications were made, at fair value at the date of reclassification. The following table shows the carrying value and the fair value of the assets reclassified during the fourth quarter of 2008.

	Reclassifica-	Dec 31, 2008
tion Dates
	Carrying	Carrying	Fair value
in € m.	value	value
Trading assets reclassified to loans	10,956	10,772	9,658

The effective interest rates on trading assets reclassified in the fourth quarter ranged from 2.8 % to 13.1 % with expected recoverable cash flows of € 15.2 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

20-F            Notes to the Consolidated Balance Sheet
If the reclassifications had not been made, the Group’s income statement for 2008 would have included unrealized fair value losses on the reclassified trading assets of € 3.2 billion and additional impairment losses of € 209 million on the reclassified financial assets available for sale which were impaired. In 2008, shareholders’ equity (Net gains (losses) not recognized in the income statement) would have included € 1.8 billion of additional unrealized fair value losses on the reclassified financial assets available for sale which were not impaired.
After reclassification, the reclassified financial assets contributed the following amounts to the 2008 income before income taxes.

in € m.	2008
Interest income	659

Provision for credit losses	(166)

Income before income taxes on reclassified trading assets	493

Interest income	258

Provision for credit losses	(91)

Income before income taxes on reclassified financial assets available for sale	167

Prior to reclassification in 2008, € 1.8 billion of unrealized fair value losses on the reclassified trading assets and € 174 million of impairment on reclassified financial assets available for sale were recognized in the consolidated income statement for 2008. In addition, unrealized fair value losses of € 736 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders’ equity during 2008 prior to the assets being reclassified.
In 2007, € 613 million of unrealized fair value losses on the reclassified trading assets and no impairment on reclassified financial assets available for sale were recognized in the consolidated income statement. In addition, unrealized fair value losses of € 275 million on reclassified financial assets available for sale that were not impaired were recorded directly in shareholders’ equity during 2007.
As of the reclassification dates, unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.1 billion. This amount will be released from shareholders’ equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.

[11] Financial Instruments carried at Fair Value
Valuation Methods and Control
The Group has an established valuation control framework which governs internal control standards, methodologies, and procedures over the valuation process.
Prices Quoted in Active Markets: The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.
Valuation Techniques: The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. Valuation techniques used for financial instruments include modeling techniques, the use of indicative quotes for proxy instruments, quotes from less recent and less regular transactions and broker quotes.
For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models such as Black-Scholes. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques, assumptions and parameters are required, including correlation, prepayment speeds, default rates and loss severity.
Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data which are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where it is available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.
Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk.
Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters.

20-F            Notes to the Consolidated Balance Sheet
These adjustments are determined from bid-offer prices observed in relevant trading activity and quotes from other broker-dealers.
Large position liquidity adjustments are appropriate when the size of a position is large enough relative to the market size that it could not be liquidated at the market bid/offer spread within a reasonable time frame. These adjustments reflect the wider bid/offer spread appropriate for deriving fair value of the large positions, they are not the amounts that would be required to reach a ‘fire sale’ valuation. Large position liquidity adjustments are not made for instruments that are traded in active markets.
Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the bid or offer price does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/ offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on historic default levels.
Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2008.
Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to better reflect the expected market price of the financial instrument. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.
Validation and Control: The Group has an independent specialist valuation group within the Finance function which oversees and develops the valuation control framework and manages the valuation control processes. The mandate of this specialist function includes the performance of the valuation control process for the complex derivative businesses as well as the continued development of valuation control methodologies and the valuation policy framework. Results of the valuation control process are collected and analyzed as part of a standard monthly reporting cycle. Variances of differences outside of preset and approved tolerance levels are escalated both within the Finance function and with Senior Business Management for review, resolution and, if required, adjustment.

For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist group that is part of the Group’s Risk Management function.
Quotes for transactions are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.
Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models, assessing the valuations against appropriate proxy instruments, and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions.
Management Judgment: In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.
The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.
The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.

20-F            Notes to the Consolidated Balance Sheet
Fair Value Hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Quoted Prices in an Active Market (Level 1): This level of the hierarchy includes listed equity securities on major exchanges, quoted corporate debt instruments, G7 Government debt and exchange traded derivatives. The fair value of instruments that are quoted in active markets are determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place.
Valuation Techniques with Observable Parameters (Level 2): This level of the hierarchy includes the majority of the Group’s OTC derivative contracts, corporate debt held, securities purchased/sold under resale/repurchase agreements, securities borrowed/loaned, traded loans and issued structured debt designated under the fair value option.
Valuation Techniques with Significant Unobservable Parameters (Level 3): Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on either the fair value of the instrument or the profit or loss of the instrument. This level of the hierarchy includes more complex OTC derivatives, certain private equity investments, illiquid loans, certain highly structured bonds including illiquid asset backed securities and structured debt issuances with unobservable components.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note [1].

	Dec 31, 2008			Dec 31, 2007
	Quoted	Valuation	Valuation	Quoted	Valuation	Valuation
	prices in	technique	technique	prices in	technique	technique
	active market	observable	unobservable	active market	observable	unobservable
in € m.		parameters	parameters		parameters	parameters
Financial assets held at fair value:
Trading securities	72,240	115,486	17,268	204,247	225,203	20,234
Positive market values from derivative financial instruments	36,062	1,139,639	48,792	21,401	467,068	18,498
Other trading assets	348	28,560	13,560	1,055	62,613	40,568
Financial assets designated at fair value through profit or loss	8,630	137,421	5,805	13,684	297,423	6,017
Financial assets available for sale	11,911	11,474	1,450	13,389	26,376	2,529
Other financial assets at fair value[1]	–	9,691	788	560	1,667	(5)

Total financial assets held at fair value	129,191	1,442,271	87,663	254,336	1,080,350	87,841

Financial liabilities held at fair value:
Trading securities	38,921	17,380	666	100,630	4,976	619
Negative market values from derivative financial instruments	38,380	1,114,499	28,738	24,723	471,171	16,542
Other trading liabilities	–	11,027	174	21	300	509
Financial liabilities designated at fair value through profit or loss	708	71,265	6,030	1,454	233,944	5,400
Investment contract liabilities[2]	–	5,977	–	–	9,796	–
Other financial liabilities at fair value[1]	–	5,513	(1,249)	–	3,763	(3)

Total financial liabilities held at fair value	78,009	1,225,661	34,359	126,828	723,950	23,067

1
Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.
Valuation Techniques
The Group uses valuation techniques to establish the fair value of instruments where prices, quoted in active markets, are not available. The following is an explanation of the valuation techniques followed to establish fair value for the principal types of financial instrument.
Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities: Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples. For some illiquid securities several valuation techniques are used and an assessment is made to determine what point within the range of estimates best represents fair value.

20-F            Notes to the Consolidated Balance Sheet
Mortgage and Other Asset Backed Securities (“ABS”): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations (“CDO”). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.
Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that are independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.
Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available.
Leveraged loans have transaction-specific characteristics. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.
Over-The-Counter (OTC) Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and calibrated to the market prices. Where the model value does not calibrate to the market price then adjustments are made to the model value to adjust to the market value. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, then they are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.
Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using a credit-adjusted yield curve which reflects the level at which the Group would issue similar instruments at the reporting date. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the OTC derivative financial instruments section above.
Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.
Investment Contract Liabilities: Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

20-F            Notes to the Consolidated Balance Sheet
Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)
The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	602	845
Mortgage and other asset-backed securities	5,870	4,941
Corporate debt securities and other debt obligations	10,669	14,066
Equity securities	127	382

Total trading securities	17,268	20,234

Positive market values from derivative financial instruments	48,792	18,498

Other trading assets	13,560	40,568

Financial assets designated at fair value through profit or loss:
Loans	5,531	3,809
Other financial assets designated at fair value through profit or loss	274	2,208

Total financial assets designated at fair value through profit or loss	5,805	6,017

Financial assets available for sale	1,450	2,529

Other financial assets at fair value	788	(5)

Total financial assets held at fair value	87,663	87,841

Financial liabilities held at fair value:
Trading securities	666	619

Negative market values from derivative financial instruments	28,738	16,542

Other trading liabilities	174	509

Financial liabilities designated at fair value through profit or loss:
Loan commitments	2,195	516
Long-term debt	1,488	2,476
Other financial liabilities designated at fair value through profit or loss	2,347	2,408

Total financial liabilities designated at fair value through profit or loss	6,030	5,400

Other financial liabilities at fair value	(1,249)	(3)

Total financial liabilities held at fair value	34,359	23,067

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.
The overall reduction in the fair value of trading securities classified in this level of the fair value hierarchy is due to several factors. Securities reported in this level of the hierarchy throughout 2008 have declined in fair value as market liquidity reduced. Certain debt securities, previously reported in this level of the hierarchy, that met the accounting definition of loans have been reclassified from the trading classification to loans under the provisions of the amendment to IAS 39 approved in October 2008. Offsetting these reductions, falling liquidity in the financial markets has meant that some securities previously reported in the second level of the hierarchy are reported in the third level of the hierarchy at the end of 2008 as much less observable data is available. For instance the market liquidity for lower-

rated Residential Mortgage-backed Securities fell sufficiently to mean that by the end of 2008, the valuation techniques used to determine fair value of these securities are significantly dependent on unobservable parameter inputs.
Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters include certain correlations, certain longer-term volatilities and certain prepayment rates. In addition, unobservable parameters may include certain credit spreads and other transaction-specific parameters.
The following derivatives are included within this level of the hierarchy: customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.
During 2008, there have been significant increases in the mark to market value of derivative instruments due to high volatility in credit, equity and other markets observed in the second half of the year. In addition, as the markets for instruments such as CDO derivatives became more illiquid in the year, certain of these instruments have migrated from the second level of the fair value hierarchy and are now reported in the third level.
Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance has significantly reduced in the year due to falls in the value of the loans, sales of certain positions and the reclassification of certain illiquid leveraged and commercial real estate loans from Trading to Loans under the provisions of the amendment to IAS 39 approved in October 2008. This reduction has been partially offset by transfers of loans into this level of the fair value hierarchy as liquidity continued to deteriorate during 2008.
Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

20-F            Notes to the Consolidated Balance Sheet
In addition, certain hybrid debt issuances designated at fair value through profit or loss contain embedded derivatives which are valued based on significant unobservable parameters. These unobservable parameters include single stock volatilities correlations.
Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.
Sensitivity Analysis of Unobservable Parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2008, it could have increased fair value by as much as € 4.9 billion or decreased fair value by as much as € 4.7 billion. As of December 31, 2007, it could have increased fair value by as much as € 3.0 billion or decreased fair value by as much as € 2.0 billion. In estimating these impacts, the Group used an approach based on its valuation adjustment methodology for close-out costs. Close-out cost valuation adjustments reflect the bid-offer spread that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty. The increase in the possible impact to fair value as of December 31, 2008 compared to December 31, 2007 is consistent with the increased market illiquidity and uncertainty prevailing at the balance sheet date as a result of the worsening global financial crisis.
This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is not predictive or indicative of future movements in fair value.
For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2008		Dec 31, 2007
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	movement from using	movement from using	movement from using	movement from using
	reasonable possible	reasonable possible	reasonable possible	reasonable possible
in € m.	alternatives	alternatives	alternatives	alternatives
Derivatives
Credit	3,606	3,731	1,954	1,290
Equity	226	105	207	103
Interest Related	40	31	9	5
Hybrid	140	76	107	47
Other	178	124	94	56

Securities
Debt securities	162	152	89	75
Equity securities	8	2	52	18
Mortgage and asset backed	243	243	98	97

Loans
Leveraged loans	32	17	290	263
Commercial loans	70	70	60	56
Traded loans	197	126	58	38

Total	4,902	4,677	3,018	2,048

Unrealized Profit or Loss
Unrealized profit or loss is the gain or loss which is recorded in the profit or loss account but which was not realized in cash. The unrealized profit (loss) on financial instruments in the third level of the hierarchy was a profit of € 5.1 billion and a profit of € 4.0 billion during 2008 and 2007, respectively. The unrealized profit or loss is not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the unrealized profit or loss movement is due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically-hedged by instruments which are categorized in other levels of the fair value hierarchy.

20-F            Notes to the Consolidated Balance Sheet
An analysis of the unrealized profit or loss is shown below:

	Unrealized P&L in the
	year on level 3
	instruments held at the
	balance sheet date
in € m.	2008	2007
Financial assets held at fair value:
Trading securities	(6,512)	(1,059)
Positive market values from derivative financial instruments	16,143	7,762
Other trading assets	(2,261)	(993)
Financial assets designated at fair value through profit or loss	(943)	(109)
Financial assets available for sale	(13)	(19)
Other financial assets at fair value	679	(107)

Total financial assets held at fair value	7,093	5,474

Financial liabilities held at fair value:
Negative market values from derivative financial instruments	(2,769)	(1,728)
Other trading liabilities	–	(16)
Financial liabilities designated at fair value through profit or loss	(207)	443
Other financial liabilities at fair value	1,012	(153)

Total financial liabilities held at fair value	(1,964)	(1,454)

Total unrealized profit (loss)	5,129	4,020

Recognition of Trade Date Profit
In accordance with the Group’s accounting policy as described in Note [1], if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2008	2007
Balance, beginning of year	521	473

New trades during the period	587	426

Amortization	(152)	(132)

Matured trades	(141)	(53)

Subsequent move to observability	(94)	(186)

Exchange rate changes	(24)	(7)

Balance, end of year	697	521

[12] Fair Value of Financial Instruments not carried at Fair Value
The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note [11], Financial Instruments Carried at Fair Value.
As described in Note [10], Reclassification of Financial Assets, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note [11], Financial Instruments carried at Fair Value, to the reclassified assets.
Other instruments not carried at fair value are not normally found within a trading portfolio and are not managed on a fair value basis. For these instruments the Group applies valuation techniques consistent with the general principles previously outlined, which are as follows:
Short-term financial instruments: The carrying amount represents a reasonable estimate of fair value for short term financial instruments. The following instruments are predominantly short-term and fair value is estimated from the carrying value.

Assets	Liabilities

Cash and due from banks	Deposits

Interest-earning deposits with banks	Central bank funds purchased and securities sold under repurchase agreements

Central bank funds sold and securities purchased under resale agreements	Securities loaned

Securities borrowed	Other short-term borrowings

Other assets	Other liabilities

For longer-term financial instruments within these categories, fair value is determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and credit risks and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued, at the balance sheet date.
Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap (“CDS”) markets, where available.
For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default, loss given default and level of collateralization.

20-F            Notes to the Consolidated Balance Sheet
The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.
Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction.
Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which the Group could issue debt with similar remaining maturity at the balance sheet date.
The following table presents the estimated fair value of the Group’s financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2008		Dec 31, 2007
	Carrying	Fair value	Carrying	Fair value
in € m.	value		value
Financial assets:
Cash and due from banks	9,826	9,826	8,632	8,632
Interest-earning deposits with banks	64,739	64,727	21,615	21,616
Central bank funds sold and securities purchased under resale agreements	9,267	9,218	13,597	13,598
Securities borrowed	35,022	34,764	55,961	55,961
Loans	269,281	254,536	198,892	199,427
Other assets[1]	115,871	115,698	159,462	159,462

Financial liabilities:
Deposits	395,553	396,148	457,946	457,469
Central bank funds purchased and securities sold under repurchase agreements	87,117	87,128	178,741	178,732
Securities loaned	3,216	3,216	9,565	9,565
Other short-term borrowings	39,115	38,954	53,410	53,406
Other liabilities[1]	46,413	46,245	88,742	88,742
Long-term debt	133,856	126,432	126,703	127,223
Trust preferred securities	9,729	6,148	6,345	5,765

1	Only includes financial assets or financial liabilities.
Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note [1].
Loans: The total carrying value of loans has increased during the year partially due to reclassifications from trading assets and assets classified as available for sale. The difference between fair value and amortised cost for the reclassified assets is detailed in Note [10]. The difference between fair value and carrying value at December 31, 2008 does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value arose due to the effect of an increase in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date. The increase in the difference between the fair value and carrying value is primarily due to the widening of the Group’s credit spread since the issuance of the instrument as well as general market liquidity and funding concerns. This is partially offset by interest rate movements on fixed rate instruments.
[13] Financial Assets Available for Sale
The following are the components of financial assets available for sale.

in € m.	Dec 31, 2008	Dec 31, 2007
Debt securities:
German government	2,672	2,466
U.S. Treasury and U.S. government agencies	302	1,349
U.S. local (municipal) governments	1	273
Other foreign governments	3,700	3,347
Corporates	6,035	7,753
Other asset-backed securities	372	6,847
Mortgage-backed securities, including obligations of U.S. federal agencies	87	3,753
Other debt securities	4,797	4,631

Total debt securities	17,966	30,419

Equity securities:
Equity shares	4,539	7,934
Investment certificates and mutual funds	208	306

Total equity securities	4,747	8,240

Other equity interests	893	1,204

Loans	1,229	2,431

Total financial assets available for sale	24,835	42,294

20-F            Notes to the Consolidated Balance Sheet
[14] Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2008, there were no associates which were accounted for as held for sale.
As of December 31, 2008, the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	26.89%

Bats Trading, Inc., Wilmington[2]	8.46%

Beijing Guohua Real Estates Co., Ltd., Beijing	39.65%

Blue Ridge Trust, Wilmington	26.70%

Challenger Infrastructure Fund, Sydney[2]	18.38%

Compañía Logística de Hidrocarburos CLH, S.A., Madrid[2]	5.00%

DB Blue Lake Master Portfolio Ltd., George Town[2]	15.16%

Discovery Russian Realty Paveletskaya Project Ltd, George Town	33.33%

DMG & Partners Securities Pte Ltd, Singapore	49.00%

Evergrande Real Estate Group Limited, George Town[2]	11.19%

Fincasa Hipotecaria, S.A. de C.V. Sociedad Financiera de Objeto Limitado, Mexico City	49.00%

Fondo Immobiliare Chiuso Piramide Globale, Milan	42.45%

Franklin Templeton Global Fund - FT Global Bond Alpha Fund, Dublin	46.00%

Gemeng International Energy Group Company Limited, Taiyuan[2]	19.00%

Hanoi Building Commercial Joint Stock Bank, Hanoi[2]	10.00%

Harvest Fund Management Company Limited, Shanghai	30.00%

Hydro S.r.l., Rome	45.00%

K & N Kenanga Holdings Bhd, Kuala Lumpur[2]	16.55%

Lion Indian Real Estate Fund L.P., George Town	45.45%

MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	25.03%

Millennium Marine Rail, L.L.C., Elizabeth	50.00%

Nexus LLC, Wilmington[2]	12.36%

Paternoster Limited, Douglas	30.99%

PX Holdings Limited, Stockton-on-Tees	43.00%

Rongde Asset Management Company Limited, Beijing	40.70%

STC Capital YK, Tokyo	50.00%

The Porterbrook Partnership, Edinburgh[3]	57.00%

The Topiary Select Equity Trust, George Town[3]	57.78%

VCG Venture Capital Gesellschaft mbH & Co. Fonds III KG, Munich	36.98%

Welsh Power Group Limited, Newport[2]	19.90%

Xchanging etb GmbH, Frankfurt	44.00%

1	All significant equity method investments are investments in associates.

2	The Group has significant influence over the investee through board seats or other measures.

3	The Group does not have a controlling financial interest in the investee.

Summarized aggregated financial information of these significant equity method investees follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Total assets	31,665	27,789

Total liabilities	18,817	17,294

Revenues	4,081	4,722

Net income (loss)	882	1,108

The following are the components of the net income (loss) from all equity method investments.

in € m.	2008	2007
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	53	358
Net gains (losses) on disposal of equity method investments	87	9
Impairments	(94)	(14)

Total net income (loss) from equity method investments	46	353

There was no unrecognized share of losses of an investee, neither for the period, or cumulatively.
Equity method investments for which there were published price quotations had a carrying value of € 154 million and a fair value of € 147 million as of December 31, 2008, and a carrying value of € 160 million and a fair value of € 168 million as of December 31, 2007.
The investees have no significant contingent liabilities to which the Group is exposed.
In 2008 and 2007, none of the Group’s investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

20-F            Notes to the Consolidated Balance Sheet
[15] Loans
The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2008	Dec 31, 2007
Banks and insurance	26,998	12,850

Manufacturing	19,043	16,067

Households (excluding mortgages)	30,923	25,323

Households – mortgages	52,453	45,540

Public sector	9,972	5,086

Wholesale and retail trade	11,761	8,916

Commercial real estate activities	27,083	16,476

Lease financing	2,700	3,344

Other[1]	91,434	67,086

Gross loans	272,367	200,689
(Deferred expense)/unearned income	1,148	92

Loans less (deferred expense)/unearned income	271,219	200,597
Less: Allowance for loan losses	1,938	1,705

Total loans	269,281	198,892

1	Included in the category “other” is investment counseling and administration exposure of € 31.2 billion and € 20.4 billion for December 31, 2008 and December 31, 2007 respectively.
Further disclosure on loans is provided in Note [37].
[16] Allowance for Credit Losses
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

	2008			2007			2006
	Individually	Collectively	Total	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed		assessed	assessed
Allowance, beginning of year	930	775	1,705	985	684	1,670	1,124	708	1,832

Provision for loan losses	382	702	1,084	146	505	651	16	336	352

Net charge-offs:	(301)	(477)	(778)	(149)	(378)	(527)	(116)	(328)	(444)
Charge-offs	(364)	(626)	(990)	(244)	(508)	(752)	(272)	(460)	(732)
Recoveries	63	149	212	95	130	225	156	132	288

Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–

Exchange rate changes/other	(34)	(39)	(74)	(52)	(36)	(88)	(39)	(32)	(70)

Allowance, end of year	977	961	1,938	930	775	1,705	985	684	1,670

The following table presents the activity in the Group’s allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

	2008			2007			2006
	Individually	Collectively	Total	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed		assessed	assessed
Allowance, beginning of year	101	118	219	127	129	256	184	132	316

Provision for off-balance sheet positions	(2)	(6)	(8)	(32)	(6)	(38)	(56)	2	(53)

Changes in the group of consolidated companies	–	–	–	7	3	10	1	–	1

Exchange rate changes/other	(1)	–	(1)	(1)	(8)	(8)	(2)	(5)	(7)

Allowance, end of year	98	112	210	101	118	219	127	129	256

[17] Derecognition of Financial Assets
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

Carrying amount of transferred assets
in € m.	Dec 31, 2008	Dec 31, 2007[1]
Trading securities not derecognized due to the following transactions:
Repurchase agreements	47,816	143,703
Securities lending agreements	10,518	27,205
Total return swaps	4,104	5,394

Total trading securities	62,438	176,302

Other trading assets	1,248	1,951

Financial assets available for sale	472	–

Loans	2,250	–

Total	66,408	178,253

Carrying amount of associated liability	58,286	155,847

1	Prior year amounts have been adjusted.
Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

20-F            Notes to the Consolidated Balance Sheet
The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2008	Dec 31, 2007
Carrying amount of the original assets transferred:

Trading securities	7,250	9,052

Other trading assets	4,190	3,695

Carrying amount of the assets continued to be recognized:

Trading securities	4,490	6,489

Other trading assets	1,262	1,062

Carrying amount of associated liability	6,383	7,838

[18] Assets Pledged and Received as Collateral
The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2008	Dec 31, 2007[1]
Interest-earning deposits with banks	69	436

Financial assets at fair value through profit or loss	72,736	178,660

Financial assets available for sale	517	866

Loans	21,100	14,096

Other[2]	24	183

Total	94,446	194,241

1	Prior year amounts have been adjusted.

2	Includes Property and equipment pledged as collateral in 2007.
Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2008, and December 31, 2007, these amounts were € 62 billion and € 179 billion, respectively.
As of December 31, 2008, and December 31, 2007, the Group had received collateral with a fair value of € 253 billion and € 473 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2008, and 2007, the Group had resold or repledged € 230 billion and € 449 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[19] Property and Equipment

	Owner	Furniture and	Leasehold	Construction-	Total
	occupied	equipment	improvements	in-progress
in € m.	properties
Cost of acquisition:

Balance as of January 1, 2007	2,644	2,346	1,339	111	6,440

Changes in the group of consolidated companies	(219)	10	26	–	(183)
Additions	26	353	209	87	675
Transfers	(2)	10	78	(69)	17
Reclassifications (to) / from ‘held for sale’	(62)	(10)	–	–	(72)
Disposals	742	312	145	2	1,201
Exchange rate changes	(103)	(100)	(63)	(3)	(269)

Balance as of December 31, 2007	1,542	2,297	1,444	124	5,407

Changes in the group of consolidated companies	(29)	–	(3)	–	(32)
Additions	20	253	182	484	939
Transfers	11	217	36	717	981
Reclassifications (to) / from ‘held for sale’	–	–	(40)	–	(40)
Disposals	48	153	44	–	245
Exchange rate changes	(15)	(114)	(62)	(8)	(199)

Balance as of December 31, 2008	1,481	2,500	1,513	1,317	6,811

Accumulated depreciation and impairment:

Balance as of January 1, 2007	712	1,782	705	–	3,199

Changes in the group of consolidated companies	39	(1)	1	–	39
Depreciation	65	224	142	–	431
Impairment losses	1	1	10	–	12
Reversals of impairment losses	–	–	–	–	–
Transfers	(3)	–	24	–	21
Reclassifications (to) / from ‘held for sale’	(49)	(8)	–	–	(57)
Disposals	190	250	65	–	505
Exchange rate changes	(14)	(90)	(38)	–	(142)

Balance as of December 31, 2007	561	1,658	779	–	2,998

Changes in the group of consolidated companies	(6)	–	(1)	–	(7)
Depreciation	36	227	144	–	407
Impairment losses	–	1	15	–	16
Reversals of impairment losses	–	–	–	–	–
Transfers	(5)	18	6	–	19
Reclassifications (to) / from ‘held for sale’	–	–	(40)	–	(40)
Disposals	9	108	39	–	156
Exchange rate changes	(7)	(91)	(40)	–	(138)

Balance as of December 31, 2008	570	1,705	824	–	3,099

Carrying amount:

Balance as of December 31, 2007	981	639	665	124	2,409

Balance as of December 31, 2008	911	795	689	1,317	3,712

20-F            Notes to the Consolidated Balance Sheet
In 2008 Deutsche Bank completed a foreclosure on a property under construction, (with a carrying value of € 1.1 billion) previously held as collateral of a loan under Trading assets. Upon completion this asset will be transferred to investment property.
Impairment losses on property and equipment are recorded within “General and administrative expenses” in the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was € 65 million as of December 31, 2008.
Commitments for the acquisition of property and equipment were € 40 million at year-end.
[20] Leases
The Group is lessee under lease arrangements covering real property and equipment.
Finance Lease Commitments
The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2008	Dec 31, 2007
Land and buildings	95	97

Furniture and equipment	2	3

Other	–	–

Net carrying value	97	100

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 60 million as of December 31, 2008, and € 309 million as of December 31, 2007.
The future minimum lease payments required under the Group’s finance leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum lease payments

not later than one year	32	199
later than one year and not later than five years	118	186
later than five years	202	347

Total future minimum lease payments	352	732
Less: Future interest charges	160	282

Present value of finance lease commitments	192	450

Future minimum sublease payments of € 193 million are expected to be received under non-cancelable subleases as of December 31, 2008. As of December 31, 2007 future minimum sublease payments of € 421 million were expected. The amounts of contingent rents recognized in the income statement were € 1 million and € 0.4 million for the years ended December 31, 2008 and December 31, 2007, respectively.

Operating Lease Commitments
The future minimum lease payments required under the Group’s operating leases were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Future minimum rental payments

not later than one year	765	639
later than one year and not later than five years	2,187	1,789
later than five years	2,797	1,815

Total future minimum rental payments	5,749	4,243
Less: Future minimum rentals to be received	245	253

Net future minimum rental payments	5,504	3,990

In 2008, € 762 million were charges relating to lease and sublease agreements, of which € 792 million was for minimum lease payments, € 19 million for contingent rents and € 48 million for sublease rentals received.
[21] Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2008, and 2007, are shown below by business segment.

	Corporate	Global	Asset and	Private &	Corporate	Total
	Banking &	Transaction	Wealth	Business	Investments
in € m.	Securities	Banking	Management	Clients
Balance as of January 1, 2007	3,228	448	3,037	470	87	7,270

Purchase accounting adjustments	–	–	–	(8)	–	(8)
Goodwill acquired during the year	177	3	–	514	–	694
Goodwill related to dispositions without being classified as held for sale	–	–	(26)	–	(34)	(60)
Impairment losses[1]	–	–	–	–	(54)	(54)
Exchange rate changes/other	(329)	(35)	(242)	(5)	1	(610)

Balance as of December 31, 2007	3,076	416	2,769	971	–	7,232

Gross amount of goodwill	3,076	416	2,769	971	261	7,493

Accumulated impairment losses	–	–	–	–	(261)	(261)

Balance as of January 1, 2008	3,076	416	2,769	971	–	7,232

Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	1	28	33	2	–	64
Reclassifications from held for sale	–	–	564	–	–	564
Goodwill related to dispositions without being classified as held for sale	–	–	(21)	–	–	(21)
Impairment losses[1]	(5)	–	(270)	–	–	(275)
Exchange rate changes/other	56	12	(100)[2]	1	–	(31)

Balance as of December 31, 2008	3,128	456	2,975	974	–	7,533

Gross amount of goodwill	3,133	456	3,245	974	261	8,069

Accumulated impairment losses	(5)	–	(270)	–	(261)	(536)

1	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

2	Includes € 10 million of reduction in goodwill related to a prior year’s disposition.

20-F            Notes to the Consolidated Balance Sheet
In 2008, the main addition to goodwill in Asset and Wealth Management (AWM) was € 597 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals. The total of € 597 million consists of an addition to goodwill amounting to € 33 million which resulted from the reacquisition of a minority interest stake in Maher Terminals. Further, discontinuing the held for sale accounting of Maher Terminals resulted in a transfer of € 564 million to goodwill from assets held for sale. The main addition to goodwill in Global Transaction Banking was € 28 million related to the acquisition of HedgeWorks LLC.
In 2007, the main addition to goodwill in Private & Business Clients was € 508 million related to the acquisition of Berliner Bank. The main addition to goodwill in Corporate Banking & Securities (CB&S) was € 149 million related to MortgageIT Holdings Inc.
In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in Asset and Wealth Management and € 5 million related to a listed investment in Corporate Banking & Securities. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the current economic climate. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the investment was determined based on the market price of the listed investment.
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
Goodwill Impairment Test
Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s goodwill carrying cash-generating units primarily are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. In addition, the segments CB&S and AWM carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary cash-generating units.

Such goodwill is individually tested for impairment on the level of each of the nonintegrated investments and summarized as Others in the table below. The carrying amounts of goodwill by cash-generating unit for the years ended December 31, 2008, and 2007, are as follows.

	Global	Corporate	Global	Asset	Private	Private &	Corporate	Others	Total
	Markets	Finance	Trans-	Manage-	Wealth	Business	Invest-		Goodwill
			action	ment	Manage-	Clients	ments
in € m.			Banking		ment
As of December 31, 2007	2,078	978	416	1,794	975	971	–	20	7,232

As of December 31, 2008	2,113	1,000	456	1,765	904	974	–	321	7,533

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2008, 2007 and 2006 did not result in an impairment loss of goodwill of the Group’s primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.
The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.
Recoverable Amount
The Group determines the recoverable amount of its primary cash-generating units on the basis of value in use and employs a valuation model based on discounted cash flows (“DCF”). The DCF model employed by the Group reflects the specifics of the banking business and its regulatory environment. The model calculates the present value of the estimated future earnings that are distributable to shareholders after fulfilling the respective regulatory capital requirements.
The DCF model uses earnings projections based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period in order to derive a sustainable level of estimated future earnings, which are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are assumed to increase by converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product (GDP) and inflation, and are captured in the terminal value.

20-F            Notes to the Consolidated Balance Sheet
Key Assumptions and Sensitivities
The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Pre-tax discount rates applied to determine value in use of the cash-generating units in 2008 range from 12.9 % to 14.1%.
Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the long-term growth rate) were sensitized to test the resilience of value in use. Management believes that the only circumstances where reasonable possible changes in key assumptions might have caused an impairment loss to be recognized were in respect of Global Markets and Corporate Finance where an increase of 25 % or 26%, respectively, in the discount rate or a decrease of 23 % or 27%, respectively, in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would have caused the recoverable amount to equal the respective carrying amount.
The backdrop of a contracting global economy and significant near-term challenges to the banking industry as a result of the financial crisis, and its implications for the Group’s operating environment, may negatively impact the performance forecasts of certain of the Group’s cash-generating units and, thus, could result in an impairment of goodwill in the future.
Other Intangible Assets
Other intangible assets are separated into those that are internally-generated, which consist only of internally-generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.
The changes of other intangible assets by asset class for the years ended December 31, 2008, and 2007, are as follows.

	Internally	Purchased intangible assets
	generated
	intangible
	assets	Amortized					Unamortized
	Software	Customer-	Value of	Contract-	Other	Total	Retail	Other	Total	Total
		related	business	based		amortized	investment		unamor-	other
		intangible	acquired	intangible		purchased	manage-		tized	intangible
		assets		assets		intangible	ment		purchased	assets
						assets	agree-		intangible
in € m.							ments		assets
Cost of acquisition/manufacture:

Balance as of January 1, 2007	369	400	–	103	314	817	877	8	885	2,071
Additions	32	122	–	17	31	170	–	3	3	205
Changes in the group of consolidated companies	–	40	912	3	16	971	–	–	–	971
Disposals	–	–	–	4	24	28	–	–	–	28
Reclassifications to held for sale	–	–	–	–	4	4	–	–	–	4
Exchange rate changes	(27)	(28)	(49)	(10)	(10)	(97)	(91)	–	(91)	(215)

Balance as of December 31, 2007	374	534	863	109	323	1,829	786	11	797	3,000

Additions	46	19	–	38	19	76	–	4	4	126
Changes in the group of consolidated companies	–	5	5	–	–	10	–	4	4	14
Disposals	–	–	–	1	6	7	–	–	–	7
Reclassifications from held for sale	–	42	–	562	166	770	–	–	–	770
Exchange rate changes	(9)	(37)	(214)	–	(7)	(258)	31	(2)	29	(238)

Balance as of December 31, 2008	411	563	654	708	495	2,420	817	17	834	3,665

Accumulated amortization and impairment:

Balance as of January 1, 2007	334	103	–	41	251	395	–	–	–	729
Amortization for the year	17	57	8	16	15	96	–	–	–	113	[1]
Disposals	–	–	–	–	19	19	–	–	–	19
Reclassifications to held for sale	–	–	–	–	3	3	–	–	–	3
Impairment losses	–	2	–	–	3	5	74	–	74	79	[2]
Exchange rate changes	(23)	(13)	–	(5)	(9)	(27)	–	–	–	(50)

Balance as of December 31, 2007	328	149	8	52	238	447	74	–	74	849

Amortization for the year	13	68	42	47	22	179	–	–	–	192	[3]
Disposals	–	–	–	–	4	4	–	–	–	4
Impairment losses	–	6	–	1	–	7	304	–	304	311	[4]
Exchange rate changes	(12)	(2)	(10)	–	(5)	(17)	2	–	2	(27)

Balance as of December 31, 2008	329	221	40	100	251	612	380	–	380	1,321

Carrying amount:

As of December 31, 2007	46	385	855	57	85	1,382	712	11	723	2,151

As of December 31, 2008	82	342	614	608	244	1,808	437	17	454	2,344

1
Of which € 98 million were included in general and administrative expenses and € 15 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2	Of which € 74 million were recorded as impairment of intangible assets and € 5 million were included in general and administrative expenses.

3
Of which € 181 million were included in general and administrative expenses and € 11 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

4	Of which € 310 million were recorded as impairment of intangible assets and € 1 million was recorded in commissions and fee income. The latter related to an impairment of mortgage servicing rights.

20-F            Notes to the Consolidated Balance Sheet
Amortized Intangible Assets
In 2008, the main addition to other intangible assets related to Maher Terminals, a privately held operator of port terminal facilities in North America. When held for sale accounting for Maher Terminals ceased as of September 30, 2008, € 770 million were reclassified from assets held for sale to amortized intangible assets. The total comprises contract-based (lease rights to operate the ports), other (trade names) and customer-related intangible assets. As of December 31, 2008, the carrying values were € 551 million for the lease rights, € 161 million for the trade names and € 35 million for the customer-related intangible assets. The amortization of these intangible assets is expected to end in 2030 for the lease rights, in 2027 for the trade names and between 2012 and 2022 for the customer-related intangible assets. The additions to other intangible assets in 2007 were mainly due to the acquisition of Abbey Life Assurance Company Limited, which resulted in the capitalization of a value of business acquired (“VOBA”) of € 912 million. The VOBA represents the present value of the future cash flows of a portfolio of long-term insurance and investment contracts and is being amortized over an amortization period expected to end in 2039 (for further details see Notes [1] and [40]).
In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in Asset and Wealth Management and the impairment of contract-based intangible assets was recorded in Corporate Banking & Securities.
In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively, were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in Asset and Wealth Management and the impairment of the customer-related intangible assets was recorded in Global Transaction Banking.
In 2006, no impairment losses were recorded relating to amortized intangible assets.
Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [40], and for mortgage servicing rights).

Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives by asset class are as follows.

Useful lives in years
Internally generated intangible assets:
Software	up to 3

Purchased intangible assets:
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 30
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets
More than 96 % of unamortized intangible assets, amounting to € 437 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management cash-generating unit. These assets are retail investment management agreements, which are contracts that give DWS Scudder the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to be terminated in the foreseeable future. The rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible assets were valued at fair value based upon a third party valuation at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.
In 2008 and 2007, losses of € 304 million and € 74 million respectively were recognized in the income statement as impairment of intangible assets. The impairment losses were related to retail investment management agreements and were recorded in Asset and Wealth Management. The impairment losses were due to declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The impairment recorded in 2008 related to certain open end and closed end funds whereas the impairment recorded in 2007 related to certain closed end funds and variable annuity funds. The recoverable amounts of the assets were calculated at fair value less costs to sell. As market prices are ordinarily not observable for such assets, the fair value was based on the best information available to reflect the amount the Group could obtain from a disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. Therefore, the fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period excess earnings method).
In 2006, no impairment losses were recorded relating to unamortized intangible assets.

20-F            Notes to the Consolidated Balance Sheet
[22] Assets Held for Sale
As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008.
The real estate assets included commercial and residential property in Germany and North America owned by the Corporate Division Corporate Banking & Securities (CB&S) through foreclosure. All these items are expected to be sold in 2009.
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
The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the current market conditions the timing of the ultimate disposal of this investment is uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there are currently no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.
Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the current market conditions the timing of the ultimate disposal of these investments is uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.

As of December 31, 2006, in addition to the CI subsidiary mentioned above, two equity method investments in the Group Division CI, resulting in impairment losses of € 2 million, and two equity method investments in CB&S were classified held for sale. The latter four investments were sold in 2007.
The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2008, and 2007, respectively.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial assets at fair value through profit or loss	–	417

Financial assets available for sale[1]	–	675

Equity method investments	–	871

Property and equipment	1	15

Other assets	131	864

Total assets classified as held for sale	132	2,842

Financial liabilities at fair value through profit or loss	–	417

Long-term debt	–	294

Other liabilities	–	961

Total liabilities classified as held for sale	–	1,672

1	An unrealized loss of € 12 million was recognized directly in equity at December 31, 2007.

20-F            Notes to the Consolidated Balance Sheet
[23] Other Assets and Other Liabilities
The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2008	Dec 31, 2007
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	56,492	34,277
Receivables from prime brokerage	17,844	44,389
Pending securities transactions past settlement date	8,383	14,307
Receivables from unsettled regular way trades	21,339	58,186

Total brokerage and securities related receivables	104,058	151,159

Accrued interest receivable	4,657	7,549

Other	29,114	24,930

Total other assets	137,829	183,638

in € m.	Dec 31, 2008	Dec 31, 2007
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	40,955	17,029
Payables from prime brokerage	46,602	39,944
Pending securities transactions past settlement date	4,530	12,535
Payables from unsettled regular way trades	19,380	58,901

Total brokerage and securities related payables	111,467	128,409

Accrued interest payable	5,112	6,785

Other	44,019	36,250

Total other liabilities	160,598	171,444

[24] Deposits
The following are the components of deposits.

in € m.	Dec 31, 2008	Dec 31, 2007
Noninterest-bearing demand deposits	34,211	30,187

Interest-bearing deposits
Demand deposits	143,702	144,349
Time deposits	152,481	236,071
Savings deposits	65,159	47,339

Total interest-bearing deposits	361,342	427,759

Total deposits	395,553	457,946

[25] Provisions
The following table presents movements by class of provisions.

	Opera-	Other	Total[1]
	tional/
in € m.	Litigation
Balance as of January 1, 2007	919	593	1,512

Changes in the group of consolidated companies	15	(32)	(17)

New provisions	266	362	628

Amounts used	(382)	(310)	(692)

Unused amounts reversed	(139)	(143)	(282)

Effects from exchange rate fluctuations/Unwind of discount	(62)	(11)	(73)

Balance as of December 31, 2007	617	459	1,076

Changes in the group of consolidated companies	1	21	22

New provisions	275	217	492

Amounts used	(75)	(135)	(210)

Unused amounts reversed	(61)	(111)	(172)

Effects from exchange rate fluctuations/Unwind of discount	5	(5)	–

Balance as of December 31, 2008	762	446	1,208

1
For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note [16] to the Group’s consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.

Operational and Litigation
The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case

20-F            Notes to the Consolidated Balance Sheet
basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 86 legal proceedings have been resolved and dismissed with prejudice as against Deutsche Bank. Approximately 8 other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank (the “Individuals”). In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ’s criminal investigation is ongoing. In December 2008, following a trial of four of the Individuals, three of the Individuals were convicted of criminal charges. The Bank is engaged in discussions with DOJ concerning a resolution of the investigation.

Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer in the amount of initially approximately € 1.6 billion (the amount depended, among other things, on the development of the price for the shares of Axel Springer AG) plus interest. Meanwhile Dr. Kirch changed the calculation of his alleged damages and claims payment of approximately € 1.3 billion plus interest. In these proceedings he will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the Group’s view, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. In the Group’s view, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims, and the causality in respect of the basis and scope of the claimed damages as well as the effective assignment of the alleged claims to KGL Pool GmbH has not been sufficiently substantiated.

20-F            Notes to the Consolidated Balance Sheet
Credit-related matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, and securitization of subprime and non-subprime residential mortgages. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to the residential mortgage business. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in California Superior Court in Los Angeles County regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Indymac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and Deutsche Bank Trust Company Americas, a Deutsche Bank subsidiary, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.
Auction rate securities. Deutsche Bank and DBSI are the subject of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. DBSI and Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in four individual actions asserting various claims under the federal securities laws and state common law by four investors in ARS. The purported class action and three of the individual actions are in their early stages. One of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.

Deutsche Bank has also received regulatory requests from the Securities and Exchange Commission (“SEC”) and state regulatory agencies in connection with investigations relating to the marketing and sale of ARS. In August 2008, Deutsche Bank entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; and to pay an aggregate penalty of U.S.$ 15 million to the NYAG and NASAA. The SEC’s investigation is continuing.
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined and ÖBB recorded substantial mark-to-market losses on the position and intends to post a provision for the entire notional amount of the PCDS in its financial accounts for the fiscal year 2008.
In June of 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. ÖBB has stated that it will appeal the decision.
Other
Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

20-F            Notes to the Consolidated Balance Sheet
[26] Other Short-Term Borrowings
The following are the components of other short-term borrowings.

in € m.	Dec 31, 2008	Dec 31, 2007
Other short-term borrowings:

Commercial paper	26,095	31,187

Other	13,020	22,223

Total other short-term borrowings	39,115	53,410

[27] Long-Term Debt and Trust Preferred Securities
Long-Term Debt
The following table presents the Group’s long-term debt by contractual maturity.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Total	Total
in € m.	2009	2010	2011	2012	2013	2013	Dec 31, 2008	Dec 31, 2007
Senior debt:

Bonds and notes:
Fixed rate	10,851	6,571	13,173	11,037	7,642	27,253	76,527	72,173
Floating rate	9,306	8,513	6,225	9,066	3,866	12,151	49,127	46,384

Subordinated debt:

Bonds and notes:
Fixed rate	696	7	293	167	1,163	1,454	3,780	3,883
Floating rate	1,372	1,376	974	499	47	154	4,422	4,263

Total long-term debt	22,225	16,467	20,665	20,769	12,718	41,012	133,856	126,703

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2008 and 2007.
Trust Preferred Securities
The following table summarizes the Group’s fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group’s option.

in € m.	Dec 31, 2008	Dec 31, 2007
Fixed rate	9,147	3,911

Floating rate	582	2,434

Total trust preferred securities	9,729	6,345

Additional Notes
[28] Obligation to Purchase Common Shares
The Group enters into derivative instruments indexed to Deutsche Bank common shares in order to acquire shares to satisfy employee share-based compensation awards and for trading purposes. Forward purchases and written put options in which Deutsche Bank common shares are the underlying are reported as obligations to purchase common shares if the number of shares is fixed and physical settlement for a fixed amount of cash is required. As of December 31, 2008, and December 31, 2007, the obligation of the Group to purchase its own common shares amounted to € 4 million and € 3.6 billion, respectively, as summarized in the following table.

	Dec 31, 2008				Dec 31, 2007
	Amount of	Number of	Weighted	Maturity	Amount of	Number of	Weighted	Maturity
	obligation	shares	Average		obligation	shares	Average
			Forward/				Forward/
			Exercise				Exercise
			Price				Price
	in € m.	in million	in €		in € m.	in million	in €
				> 3 months –				> 3 months –
Forward purchase contracts	–	–	–	1 year	864	13.5	63.84	1 year

				> 1 year –				> 1 year –
	–	–	–	5 years	2,678	31.8	84.27	5 years

				> 3 months –				> 3 months –
Written put options	4	0.1	80.00	1 year	7	0.1	49.73	1 year

				> 1 year –				> 1 year –
	–	–	–	5 years	4	0.1	80.00	5 years

Total	4	0.1			3,553	45.5

In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical settlement to net-cash settlement. The forward purchase contracts were used to satisfy employee share-based compensation awards. This amendment resulted in the derecogniton of the related obligation to purchase common shares and the corresponding charge to shareholders’ equity. The negative market value of the derivatives as of the amendment date was recorded as Financial liability at fair value through profit or loss with a corresponding debit to Additional paid-in capital.

20-F            Additional Notes
[29] Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

	Issued and	Treasury	Outstanding
Number of shares	fully paid	shares
Common shares, January 1, 2007	524,768,009	(26,117,735)	498,650,274

Shares issued under share-based compensation plans	5,632,091	–	5,632,091
Shares purchased for treasury	–	(414,516,438)	(414,516,438)
Shares sold or distributed from treasury	–	411,299,354	411,299,354

Common shares, December 31, 2007	530,400,100	(29,334,819)	501,065,281

Shares issued under share-based compensation plans	458,915	–	458,915
Capital increase	40,000,000	–	40,000,000
Shares purchased for treasury	–	(369,614,111)	(369,614,111)
Shares sold or distributed from treasury	–	390,756,870	390,756,870

Common shares, December 31, 2008	570,859,015	(8,192,060)	562,666,955

There are no issued ordinary shares that have not been fully paid.
Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among other things, share-based compensation programs, and also allow the Group to balance capital supply and demand. The fifth buy-back program was completed in May 2007 when the sixth buy-back program was started. It was completed in May 2008 and since then no new share buy-back program has been started. In the fourth quarter of 2008, the majority of the remaining shares have been sold in the market. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.
On September 22, 2008, Deutsche Bank AG issued 40 million new common shares at € 55 per share, resulting in total proceeds of € 2.2 billion. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.
Authorized and Conditional Capital
Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2008, Deutsche Bank had authorized but unissued capital of € 308,600,000 which may be issued at various dates through April 30, 2012 as follows.

Authorized capital	Expiration date
€ 150,000,000	April 30, 2009

€ 128,000,000[1]	April 30, 2011

€ 30,600,000	April 30, 2012

1	Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.

The Annual General Meeting on May 29, 2008 authorized the Management Board to increase the share capital by up to a total of € 140,000,000 against cash payments or contributions in kind with the consent of the Supervisory Board. The expiration date is April 30, 2013. This additional authorized capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.
Deutsche Bank also had conditional capital of € 153,815,099. Conditional capital is available for various instruments that may potentially be converted into common shares.
The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose, share capital was increased conditionally by up to € 150,000,000.
Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. A total of 980,143 option rights were granted and not exercised as of December 31, 2008. Therefore, capital can still be increased by € 2,509,166 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003 of which 510,130 option rights were granted and not exercised as of December 31, 2008 under the DB Global Share Plan (pre-2004). Therefore, capital still can be increased by € 1,305,933 under this plan. These plans are described in Note [31].
The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose, share capital was increased conditionally by up to € 150,000,000. This conditional capital was not entered in the Commercial Register as of December 31, 2008. It will become effective upon its entry in the Commercial Register.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2008, 2007 and 2006, respectively.

	2008	2007	2006
	(proposed)
Cash dividends declared[1] (in € m.)	310	2,274	2,005

Cash dividends declared per common share (in € )	0.50	4.50	4.00

1	Cash dividend for 2008 is based on the maximum number of shares that will be entitled to a dividend payment for the year 2008.
No dividends have been declared since the balance sheet date.

20-F            Additional Notes
[30] Changes in Equity

in € m.	2008	2007	2006
Common shares
Balance, beginning of year	1,358	1,343	1,420
Capital increase	102	–	–
Common shares issued under share-based compensation plans	1	15	25
Retirement of common shares	–	–	(102)
Balance, end of year	1,461	1,358	1,343

Additional paid-in capital
Balance, beginning of year	15,808	15,246	14,464
Net change in share awards in the reporting period	225	122	(258)
Capital increase	2,098	–	–
Common shares issued under share-based compensation plans	17	377	663
Tax benefits related to share-based compensation plans	(136)	(44)	285
Amendment of derivative instruments indexed to Deutsche Bank common shares	(1,815)	–	–
Option premiums on options on Deutsche Bank common shares	3	76	(81)
Net gains (losses) on treasury shares sold	(1,191)	28	171
Other	(48)	3	2
Balance, end of year	14,961	15,808	15,246

Retained earnings
Balance (adjusted), beginning of year[1]	26,051	20,900	18,221
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070
Actuarial gains (losses) related to defined benefit plans, net of tax	(1)	486	84
Cash dividends declared and paid	(2,274)	(2,005)	(1,239)
Dividend related to equity classified as obligation to purchase common shares	226	277	180
Net gains on treasury shares sold	–	–	191
Retirement of common shares	–	–	(2,667)
Other effects from options on Deutsche Bank common shares	(4)	3	60
Other	(89)	(84)	–
Balance, end of year	20,074	26,051	20,900

Common shares in treasury, at cost
Balance, beginning of year	(2,819)	(2,378)	(3,368)
Purchases of shares	(21,736)	(41,128)	(38,830)
Sale of shares	22,544	39,677	35,998
Retirement of shares	–	–	2,769
Treasury shares distributed under share-based compensation plans	1,072	1,010	1,053
Balance, end of year	(939)	(2,819)	(2,378)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3,552)	(4,307)	(4,449)
Additions	(366)	(1,292)	(2,140)
Deductions	1,225	2,047	2,282
Amendment of derivative instruments indexed to Deutsche Bank common shares	2,690	–	–
Balance, end of year	(3)	(3,552)	(4,307)

Net gains (losses) not recognized in the income statement, net of tax
Balance (adjusted), beginning of year[2]	1,047	2,365	2,751
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[3]	(4,517)	427	466
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[4]	(297)	(7)	(54)
Foreign currency translation, net of tax[5]	(1,084)	(1,738)	(798)
Balance, end of year	(4,851)	1,047	2,365

Total shareholders’ equity, end of year	30,703	37,893	33,169

Minority interest
Balance, beginning of year	1,422	717	624
Minority interests in net profit or loss	(61)	36	9
Increases	732	1,048	744
Decreases and dividends	(906)	(346)	(624)
Foreign currency translation, net of tax	24	(33)	(36)
Balance, end of year	1,211	1,422	717

Total equity, end of year	31,914	39,315	33,886

1
The beginning balances were increased by € 935 million, € 449 million and € 365 million for the years ended December 31, 2008, 2007 and 2006, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

2
The beginning balances were reduced by € (86) million and € (38) million for the years ended December 31, 2008 and 2007, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

3
Thereof € (32) million, € (9) million and € (84) million related to the Group’s share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

4	Thereof € (119) million and € (7) million related to the Group’s share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008 and 2006, respectively.

5
Thereof € 19 million, € (12) million and € 1 million related to the Group’s share of changes in equity of associates or jointly controlled entities for the years ended December 31, 2008, 2007 and 2006, respectively.

[31] Share-Based Compensation Plans
Share-Based Compensation Plans used for Granting New Awards in 2008
The Group currently grants share-based compensation under three main plans. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the three main plans are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
Global Partnership	Annual Award	80%: 24 months[1]	No	Group Board

Plan Equity Units		20%: 42 months

50%: 24 months

DB Equity Plan	Annual Award	25%: 36 months	Yes	Select employees as annual retention

25%: 48 months

	Off Cycle Award	Individual specification[2]	No	Select employees to attract or retain key staff

Global Share Plan - Germany		100%: 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]

1	With delivery after further 18 months

2	Weighted average relevant service period: 12 months

3	Participant must have been active and working for the Group for at least one year at date of grant
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
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and the Global Share Plan was used for making awards from 2007 onwards.
The Management Board announced in 2007 its intention to discontinue the Global Share Plan in its current form, and to replace it with country specific all employee share plans. The review for suitable replacement plans is still ongoing. Taking into account new legislation being implemented in Germany, which supports tax optimized share investment, the Board approved a final offer of the current Global Share Plan in 2008 for Germany as an interim solution, until legislation becomes effective in 2009.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

20-F            Additional Notes
Share-Based Compensation Plans used for Granting Awards prior to 2008
Share Plans and Stock Appreciation Right Plans
Prior to 2008, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

Plan		Vesting schedule	Early retirement	Eligibility	Last grant in
			provisions
Restricted Equity Units (REU) Plan	Annual Award	80%: 48 months[1]	Yes	Select employees as annual retention	2006

		20%: 54 months

DB Share Scheme	Annual Award	1/3 : 6 months		Select employees as annual retention

		1/3 : 18 months	No		2006

		1/3 : 30 months

	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006

DB Key Employee Equity Plan (KEEP)		Individual specification	No	Select executives	2005

Stock Appreciation Rights (SAR) Plan		Exercisable after 36 months Expiry after 72 months	No	Select employees	2002

Global Share Plan		100%: 12 months	No	All employee plan granting up to 10 shares per employee	2007

1	With delivery after further 6 months
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
The SAR plan provided eligible employees of the Group with the right to receive cash equal to the appreciation of Deutsche Bank common shares over an established strike price. The last rights granted under the SAR plan expired in 2007.
Performance Options
Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004. As of December 31, 2008, all options were exercisable.

The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

Plan	Grant Year	Exercise price	Additional Partnership	Exercisable until	Eligibility
			Appreciation Rights (PAR)
Global Share Plan	2001	€87.66	No	Nov 2007	All employees[1]

(pre-2004)	2002	€55.39	No	Nov 2008	All employees[1]

Performance Options	2003	€75.24	No	Dec 2009	All employees[1]

Global Partnership Plan Performance Options	2002	€89.96	Yes	Feb 2008	Select executives

	2003	€47.53	Yes	Feb 2009	Select executives

	2004	€76.61	Yes	Feb 2010	Group Board

1	Participant must have been active and working for the Group for at least one year at date of grant
Under both plans, the option represents the right to purchase one Deutsche Bank common share at an exercise price equal to 120 % of the reference price. This reference price was set as the higher of the fair market value of the common shares on the date of grant or an average of the fair market value of the common shares for the ten trading days on the Frankfurt Stock Exchange up to, and including, the date of grant.
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
Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, remeasurement is based on the current market price of Deutsche Bank common shares.

20-F            Additional Notes
A further description of the underlying accounting principles can be found in Note [1].
The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2008	2007	2006
DB Global Partnership Plan	10	7	9

DB Global Share Plan	39	49	43

DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,249	1,088	751

Stock Appreciation Rights Plan[1]	–	1	19

Total	1,298	1,145	822

1
For the years ended December 31, 2007 and 2006, net gains of € 1 million and € 73 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

Of the compensation expense recognized in 2008 and 2007 approximately € 4 million and € 10 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.
Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 10 million and € 8 million for the years ended December 31, 2008 and 2007 respectively. This liability is attributable to unvested share awards.
As of December 31, 2008 and 2007, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.6 billion and € 1.0 billion respectively.
Award-Related Activities
Share Plans
The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

	Global Partner-	DB Share	Global Share Plan	Total	Weighted-
	ship Plan Equity	Scheme/	(since 2004)		average grant
in thousands of units	Units	DB KEEP/REU/			date fair value
(except per share data)		DB equity plan			per unit
Balance as of December 31, 2006	359	61,604	555	62,518	€ 53.50

Granted	92	14,490	600	15,182	€ 95.25
Issued	(127)	(23,956)	(518)	(24,601)	€ 41.17
Forfeited	–	(2,829)	(38)	(2,867)	€ 72.85

Balance as of December 31, 2007	324	49,309	599	50,232	€ 71.05

Granted	150	18,007	258	18,415	€ 61.17
Issued	(139)	(16,541)	(561)	(17,241)	€ 62.52
Forfeited	–	(2,508)	(38)	(2,546)	€ 73.44

Balance as of December 31, 2008	335	48,267	258	48,860	€ 70.22

In addition to the amounts shown in the table above, in February 2009 the Group granted retention awards of approximately 18.3 million units, with an average fair value of € 17.28 per unit under the DB Equity Plan for 2009. Approximately 0.3 million of these grants under the DB Equity Plan were granted under the cash plan variant of this plan.

Furthermore, awards under the DB Restricted Cash Plan, amounting to approximately € 1.0 billion, were also granted in February 2009. The DB Restricted Cash Plan is neither share-based nor related to the performance of Deutsche Bank common shares.
Approximately 5.4 million shares were issued to plan participants in February 2009, resulting from the vesting of prior years DB Equity Plan awards.
Performance Options
The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

	Global	Weighted-average	DB Global Share	Weighted-
	Partnership Plan	exercise price[1]	Plan (pre-2004)	average
in thousands of units	Performance		Performance	exercise price
(except per share data and exercise prices)	Options		Options
Balance as of December 31, 2006	6,976	€ 75.96	1,327	€ 69.11

Exercised	(5,339)	€ 82.91	(293)	€ 69.47
Forfeited	–	–	(154)	€ 65.37
Expired	–	–	(68)	€ 87.66

Balance as of December 31, 2007	1,637	€ 53.32	812	€ 68.14

Exercised	(434)	€ 47.53	(26)	€ 57.67
Forfeited	–	–	(16)	€ 65.75
Expired	(223)	€ 89.96	(260)	€ 55.39

Balance as of December 31, 2008	980	€ 47.53	510	€ 75.24

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

20-F            Additional Notes
The following three tables present details related to performance options outstanding as of December 31, 2008, 2007 and 2006, by range of exercise prices.

Range of exercise prices	Performance options outstanding December 31, 2008
	Options outstand-	Weighted-average	Weighted-average
	ing	exercise price[1]	remaining con-
	(in thousands)		tractual life
€ 40.00 – 59.99	980	€ 47.53	1 month

€ 60.00 – 79.99	510	€ 75.24	12 months

€ 80.00 – 99.99	–	–	–

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2007
	Options outstand-	Weighted-average	Weighted-average
	ing	exercise price[1]	remaining con-
	(in thousands)		tractual life
€ 40.00 – 59.99	1,704	€ 48.87	13 months

€ 60.00 – 79.99	522	€ 75.24	24 months

€ 80.00 – 99.99	223	€ 89.96	1 month

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Range of exercise prices	Performance options outstanding December 31, 2006
	Options outstand-	Weighted-average	Weighted-average
	ing	exercise price[1]	remaining con-
	(in thousands)		tractual life
€ 40.00 – 59.99	2,757	€ 48.89	25 months

€ 60.00 – 79.99	804	€ 75.34	36 months

€ 80.00 – 99.99	4,742	€ 89.91	13 months

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The weighted average share price at the date of exercise was € 64.31, € 99.70 and € 91.72 in the years ended December 31, 2008, 2007 and 2006, respectively.
Approximately 980,000 Global Partnership Plan Performance Options granted in 2003 expired on February 1, 2009.

Stock Appreciation Rights Plan
The following table summarizes the activities for the Stock Appreciation Rights Plan.

Stock Appreciation Rights Plan
in thousands of units	Units	Weighted-average
(except for strike and exercise prices)		strike price
Balance as of December 31, 2006	401	€ 74.83

Exercised	(330)	€ 75.82
Forfeited	–	–
Expired	(71)	€ 70.31

Balance as of December 31, 2007	–	–

Exercised	–	–
Forfeited	–	–
Expired	–	–

Balance as of December 31, 2008	–	–

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

20-F            Additional Notes
The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group’s defined benefit plans over the years ended December 31, 2008 and 2007, as well as a statement of the funded status as of December 31 in each year.

	Retirement benefit plans		Post-employment
			medical plans
in € m.	2008	2007	2008	2007
Change in defined benefit obligation:
Balance, beginning of year	8,518	9,129	116	147
Current service cost	264	265	2	3
Interest cost	453	436	7	8
Contributions by plan participants	8	6	–	–
Actuarial loss (gain)	(160)	(902)	1	(21)
Exchange rate changes	(572)	(354)	1	(15)
Benefits paid	(393)	(378)	(8)	(6)
Past service cost (credit)	14	11	–	–
Acquisitions[1]	–	313	–	–
Divestitures	–	(3)	–	–
Settlements/curtailments	(1)	(19)	–	–
Other[2]	58	14	–	–

Balance, end of year	8,189	8,518	119	116

Change in fair value of plan assets:
Balance, beginning of year	9,331	9,447	–	–
Expected return on plan assets	446	435	–	–
Actuarial gain (loss)	(221)	(266)	–	–
Exchange rate changes	(689)	(351)	–	–
Contributions by the employer	239	171	–	–
Contributions by plan participants	8	6	–	–
Benefits paid[3]	(358)	(355)	–	–
Acquisitions[4]	–	246	–	–
Divestitures	–	–	–	–
Settlements	(1)	(13)	–	–
Other[2]	–	11	–	–

Balance, end of year	8,755	9,331	–	–

Funded status, end of year	566	813	(119)	(116)

1	Abbey Life, Berliner Bank (2007)

2	Includes opening balance of first time application of smaller plans.

3	For funded plans only.

4	Abbey Life (2007)
The Group’s primary investment objective is to immunize broadly the Bank to large swings in the funded status of the retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification. The aim is to maximize returns within a defined risk tolerance level specified by the Group.
The actual return on plan assets for the years ended December 31, 2008, and December 31, 2007, was € 225 million and € 169 million, respectively. In both years, market movements caused the actual returns on plan assets to be lower than expected under the long term actuarial assumptions, but this actuarial loss on plan assets was partially compensated for in 2008 (but more than compensated for in 2007) by an actuarial gain on liabilities due to market movements.

The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter of 2009.
The table below reflects the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to estimated future employee service.

	Retirement benefit plans	Post-employment
in € m.		medical plans[1]
2009	406	8

2010	419	8

2011	437	9

2012	458	9

2013	462	9

2014 – 2018	2,540	47

1
Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 1 million each year from 2009 until 2012, € 2 million in 2013 and € 9 million in the aggregate from 2014 through 2018.

The following table provides an analysis of the defined benefit obligation into amounts arising from plans that are wholly unfunded and amounts arising from plans that are wholly or partly funded.

	Retirement benefit plans		Post-employment
			medical plans
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Benefit obligation	8,189	8,518	119	116

– unfunded	245	121	119	116

– funded	7,944	8,397	–	–

The following table shows the amounts for the current annual period and the previous two annual periods of the present value of the defined benefit obligation, the fair value of plan assets and the funded status as well as the experience adjustments arising on the obligation and the plan assets.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans

Defined benefit obligation	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	24	(68)	18

Fair Value of plan assets	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	(221)	(266)	(368)

Funded status	566	813	318

Post-employment medical plans

Defined benefit obligation	119	116	147
thereof: experience adjustments (loss (gain))	(5)	(17)	(27)

Funded status	(119)	(116)	(147)

20-F            Additional Notes
The following table presents a reconciliation of the funded status to the net amount recognized in the balance sheet as of December 31, 2008 and 2007, respectively.

	Retirement		Post-employment
	benefit plans		medical plans
in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Funded status	566	813	(119)	(116)

Past service cost (credit) not recognized	–	–	–	–

Asset ceiling	(9)	(9)	–	–

Net asset (liability) recognized	557	804	(119)	(116)

The Group has adopted a policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders’ equity and are presented in the Consolidated Statement of Recognized Income and Expense and in Note [30]. The following table shows the cumulative amounts recognized as at December 31, 2008 since inception of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2008 and 2007, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note [33]. Adjusted amounts recognized for prior periods are presented in Note [1].

	Amount recognized in the Consolidated
	Statement of Recognized Income
	and Expense (gain (loss))
in € m.	Dec 31, 2008[1]	2008	2007
Retirement benefit plans:

Actuarial gain (loss)	645	(61)	636

Asset ceiling	(9)	–	(4)

Total retirement benefit plans	636	(61)	632

Post-employment medical plans:

Actuarial gain (loss)	53	(1)	21

Total post-employment medical plans	53	(1)	21

Total amount recognized	689	(62)	653

1	Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Expenses for defined benefit plans recognized in the Consolidated Statement of Income for the years ended December 31, 2008, 2007 and 2006 included the following items. All items are part of compensation and benefits expenses.

in € m.	2008	2007	2006
Expenses for retirement benefit plans:
Current service cost	264	265	284
Interest cost	453	436	395
Expected return on plan assets	(446)	(435)	(413)
Past service cost (credit) recognized immediately	14	11	32
Settlements/curtailments	–	(5)	(5)
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	9	(6)	(2)
Amortization of actuarial losses (gains)[1]	1	(1)	–
Asset ceiling[1]	(2)	2	–

Total retirement benefit plans	293	267	291

Expenses for post-employment medical plans:
Current service cost	2	3	5
Interest cost	7	8	10
Amortization of actuarial losses (gains)[1]	2	(3)	–

Total post-employment medical plans	11	8	15

Total expenses defined benefit plans	304	275	306

Total expenses for defined contribution plans	206	203	165

Total expenses for post-employment benefits	510	478	471

Disclosures of other selected employee benefits

Employer contributions to mandatory German social security pension plan	159	156	144
Expenses for severance payments	555	225	153

1
Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy (differences between the amounts posted originally and the amounts reversed are due to exchange rate changes).

Expected expenses for 2009 are € 307 million for the retirement benefit plans and € 10 million for the post-employment medical plans.
The weighted-average asset allocation of the Group’s funded retirement benefit plans as of December 31, 2008 and 2007, as well as the target allocation by asset category are as follows.

	Target allocation	Percentage of plan assets
		Dec 31, 2008	Dec 31, 2007
Asset categories:
Equity instruments	5%	7%	8%
Debt instruments (including Cash and Derivatives)	90%	90%	87%
Alternative Investments (including Property)	5%	3%	5%

Total asset categories	100%	100%	100%

The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. The plan’s target asset allocation at the measurement date is used, rather than the actual allocation.

20-F            Additional Notes
The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the yield-to-maturity on ten-year fixed interest government bonds.
Expected returns are adjusted for factors such as taxation, but no allowance is made for expected outperformance due to active management. Finally, the relevant risk premiums and overall expected rates of return are confirmed for reasonableness through comparison with other reputable published forecasts and any other relevant market practice.
Plan assets as of December 31, 2008, include derivatives with a positive market value of € 588 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 4 million of securities issued by the Group included in the plan assets.
It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2009.
The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

Assumptions used for retirement benefit plans	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
to determine defined benefit obligations, end of year
Discount rate	5.6%	5.5%	4.8%
Rate of price inflation	2.1%	2.1%	2.0%
Rate of nominal increase in future compensation levels	3.0%	3.3%	3.2%
Rate of nominal increase for pensions in payment	1.8%	1.8%	1.7%

to determine expense, year ended
Discount rate	5.5%	4.8%	4.3%
Rate of price inflation	2.1%	2.0%	2.1%
Rate of nominal increase in future compensation levels	3.3%	3.2%	3.3%
Rate of nominal increase for pensions in payment	1.8%	1.7%	1.8%
Expected rate of return on plan assets[1]	5.0%	4.6%	4.4%

Assumptions used for post-employment medical plans

to determine defined benefit obligations, end of year
Discount rate	6.1%	6.1%	5.8%

to determine expense, year ended
Discount rate	6.1%	5.8%	5.4%

1	The expected rate of return on assets for determining income in 2009 is 4.5% .
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.

As of December 31, 2008 and 2007, the average life expectancies for a 65 year old male and female, weighted on DBO for the Group’s retirement benefit plans, were as follows.

	Life expectancy at age 65 for a		Life expectancy at age 65 for a
	male member currently		female member currently
in years	Aged 65	Aged 45	Aged 65	Aged 45
December 31, 2008	19.1	21.1	22.6	24.5

December 31, 2007	19.1	21.0	22.5	24.3

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2008, and the aggregate of service costs and interest costs of the retirement benefit plans for the year ended December 31, 2008. Each assumption is shifted in isolation.

	Defined benefit obligation as at	Aggregate of service costs and
Increase in € m.	Dec 31, 2008	interest costs for 2008
Discount rate (fifty basis point decrease)	560	15

Rate of price inflation (fifty basis point increase)	370	40

Rate of real increase in future compensation levels (fifty basis point increase)	75	10

Longevity (improvement by ten percent)[1]	130	10

1
Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

Decreasing the expected return on plan assets assumption by fifty basis points would increase the expenses for retirement benefit plans by € 45 million for the year ended December 31, 2008.
In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.0 % in the per capita cost of covered health care benefits was assumed for 2009. The rate is assumed to decrease gradually to 5.1 % by the end of 2012 and to remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the post-employment medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group’s post-employment medical plans.

	One-percentage point increase		One-percentage point decrease
Increase (decrease) in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007
Effect on defined benefit obligation, end of year	13	13	(12)	(11)

Effect on the aggregate of current service cost and interest cost, year ended	1	1	(1)	(1)

20-F            Additional Notes
[33] Income Taxes
The following are the components of tax expense (income).

in € m.	2008	2007	2006
Current tax expense (benefit)[1]
Tax expense (benefit) for current year	(32)	3,504	2,782
Adjustments for prior years	(288)	(347)	(687)

Total current tax expense (benefit)	(320)	3,157	2,095

Deferred tax expense (benefit)[1]
Origination and reversal of temporary difference, unused tax losses and tax credits	(1,346)	(651)	288
Effects of changes in tax rates	26	(181)	(7)
Adjustments for prior years	(205)	(86)	(116)

Total deferred tax expense (benefit)	(1,525)	(918)	165

Total income tax expense (benefit)	(1,845)	2,239	2,260

1	Including income taxes which relate to non-current assets or assets and liabilities of disposal groups classified as held for sale. For further information please see Note [22].
Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 79 million and € 1 million in 2008 and 2007 respectively.
The current tax expense (benefit) includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which increased the current tax benefit by € 45 million in 2008 and reduced the current tax expense by € 3 million and € 19 million in 2007 and 2006, respectively.
The deferred tax expense (benefit) includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which reduced the deferred tax benefit by € 971 million and € 71 million in 2008 and 2007 respectively and increased the deferred tax expense by € 93 million in 2006.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2008	2007	2006
Expected tax expense at domestic income tax rate of 30.7% (39.2 % for 2007, 2006)	(1,760)	3,429	3,269

Foreign rate differential	(665)	(620)	(250)

Tax-exempt gains on securities and other income	(746)	(657)	(357)

Loss (income) on equity method investments	(36)	(22)	(51)

Nondeductible expenses	403	393	372

Goodwill impairment	1	21	10

Changes in recognition and measurement of deferred tax assets	926	68	74

Effect of changes in tax law or tax rate	26	(181)	(362)

Effect related to share based payments	227	–	–

Effect of policyholder tax	(79)	(1)	–

Other	(142)	(191)	(445)

Actual income tax expense (benefit)	(1,845)	2,239	2,260

The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table mainly includes the nonrecurring effect of settling these examinations.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7%, 30.7 % and 39.2 % for the years ended December 31, 2008, 2007 and 2006, respectively.
In August 2007, the German legislature enacted a tax law change on company taxation (“Unternehmensteuerreformgesetz 2008”), which lowered the statutory corporate income tax rate from 25 % to 15%, and changed the trade tax calculation from 2008 onwards. This tax law change reduced the deferred tax expense for 2007 by € 232 million. Further tax rate changes, mainly in the United Kingdom, Spain, Italy and the United States of America, increased the deferred tax expense for 2007 by € 51 million.

20-F            Additional Notes
The inventory of each type of temporary difference, each type of unused tax losses and unused tax credits that give rise to significant portions of deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Deferred tax assets:
Unused tax losses	3,477	1,219
Unused tax credits	134	132
Deductible temporary differences:
Trading activities	8,769	5,313
Property and equipment	380	319
Other assets	1,167	822
Securities valuation	654	276
Allowance for loan losses	144	162
Other provisions	1,016	1,469
Other liabilities	568	1,190

Total deferred tax assets	16,309	10,902

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	7,819	5,163
Property and equipment	53	57
Other assets	1,042	1,599
Securities valuation	605	681
Allowance for loan losses	167	89
Other provisions	1,221	697
Other liabilities	716	219

Total deferred tax liabilities	11,623	8,505

Net deferred tax assets	4,686	2,397

After netting, deferred tax assets and liabilities were included on the balance sheet as follows.

in € m.	Dec 31, 2008	Dec 31, 2007
Disclosed as deferred tax assets	8,470	4,777

Disclosed as deferred tax liabilities	3,784	2,380

Net deferred tax assets	4,686	2,397

The closing balances of deferred taxes for 2007 were adjusted in accordance with Note [1].
The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in this year. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

Income taxes charged or credited to equity are as follows.

in € m.	2008	2007	2006
Actuarial gains and losses related to defined benefit plans	1	(192)	(65)

Financial assets available for sale	698	197	16

Derivatives hedging variability of cash flows	(34)	(1)	22

Other equity movement	67	19	(63)

Income taxes (charged) credited to recognized income and expenses in total equity	731	215	(25)

Other income taxes (charged) credited to total equity	(75)	(35)	195

As of December 31, 2008, and 2007, no deferred tax assets were recognized for the following items.1

in € m.	Dec 31, 2008	Dec 31, 2007
Deductible temporary differences	(26)	(34)

Not expiring	(617)	(1,120)

Expiring in subsequent period	(1)	–

Expiring after subsequent period	(2,851)	(390)

Unused tax losses	(3,469)	(1,510)

Expiring in subsequent period	–	–

Expiring after subsequent period	(90)	(100)

Unused tax credits	(90)	(100)

1	Amounts in the table refer to unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized.
As of December 31, 2008, and December 31, 2007, the Group recognized deferred tax assets that exceed deferred tax liabilities by € 5,637 million and € 2,582 million, respectively, in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2008 and December 31, 2007, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures, of € 157 million and € 255 million respectively, in respect of which no deferred tax liabilities were recognized.
Since 2007, the payment of dividends to the Group’s shareholders no longer has income tax consequences. In 2006, the effect for domestic tax rate differential on the dividend distribution was a tax benefit of € 30 million.

20-F            Additional Notes
[34] Acquisitions and Dispositions
Business Combinations finalized in 2008
In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the acquisitions of DB HedgeWorks, LLC and the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.
DB HedgeWorks, LLC
On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC (“DB HedgeWorks”). The acquisition further strengthens the Group’s service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 16 million subject to the acquiree exceeding certain performance targets over the next three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 2 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1

Total assets	2	33	35

Liabilities:
Long-term debt	–	15	15
All remaining liabilities	1	–	1

Total liabilities	1	15	16

Net assets	1	18	19

Total liabilities and equity	2	33	35

Since the date of acquisition, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

Maher Terminals LLC and Maher Terminals of Canada Corp.
Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a non-controlling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007 (see Note [22]). In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment is Maher Terminals, for a cash consideration of € 109 million.
In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. On provisional values, the cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. Maher Terminals is included in AWM. As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Reclassification from	Fair value
	the acquisition and	held-for-sale category
	included under held-	and Adjustments to
in € m.	for-sale category	fair value
Assets:
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,867	(1,683)	184

Total assets	1,867	(117)	1,750

Liabilities:
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138

Total liabilities	983	(6)	977

Net assets	884	(111)	773

Total liabilities and equity	1,867	(117)	1,750

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment recognized in the fourth quarter 2008 (see Note [21]).

20-F            Additional Notes
Other Business Combinations finalized in 2008
Other business combinations, not being individually material, which were finalized in 2008, are presented in the aggregate, and, among others, included the acquisition of Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm, as well as the acquisition of the operating platform of Pago eTransaction GmbH, a cash management and merchant acquiring business domiciled in Germany. These transactions involved the acquisition of majority interests ranging between more than 50 % and up to 100 % for a total consideration of € 7 million, including less than € 1 million of costs directly related to these acquisitions.
Their impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	–	1	1
All remaining assets	20	2	22

Total assets	32	15	47

Liabilities:
Other liabilities	1	7	8
All remaining liabilities	–	1	1

Total liabilities	1	8	9

Net assets	31	7	38

Total liabilities and equity	32	15	47

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2008 was € 2 million and €  (4) million, respectively.
Potential Profit or Loss Impact of Business Combinations finalized in 2008
If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group’s net revenues and net profit or loss after tax would have been € 44 million and €  (223) million, respectively. The latter includes a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.
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

Berliner Bank AG & Co. KG
Effective January 1, 2007, the Group completed the acquisition of Berliner Bank AG & Co. KG (“Berliner Bank”) which expands the Group’s market share in the retail banking sector of the German capital. The cost of the acquisition consisted of a cash consideration of € 645 million and € 1 million of cost directly attributable to the acquisition.
From the purchase price, € 508 million was allocated to goodwill, € 45 million were allocated to other intangible assets, and € 93 million reflected net tangible assets. Berliner Bank is included in PBC. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	190	–	190
Interest-earning demand deposits with banks	808	–	808
Interest-earning time deposits with banks	1,945	–	1,945
Loans	2,443	(28)	2,415
Goodwill	–	508	508
Other intangible assets	–	45	45
All remaining assets	18	2	20

Total assets	5,404	527	5,931

Liabilities:
Deposits	5,107	–	5,107
All remaining liabilities	133	45	178

Total liabilities	5,240	45	5,285

Net assets	164	482	646

Total liabilities and equity	5,404	527	5,931

Post-acquisition net revenues and net profits after tax related to Berliner Bank in 2007 amounted to € 251 million and € 35 million, respectively.
Mortgage IT Holdings, Inc.
On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. (“MortgageIT”) for a total cash consideration of € 326 million. The purchase price was allocated to goodwill of € 149 million and net tangible assets of € 177 million. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.

20-F            Additional Notes
The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	29	–	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153

Total assets	6,052	128	6,180

Liabilities:
Financial liabilities at fair value through profit or loss	3,390	–	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105

Total liabilities	5,834	20	5,854

Net assets	218	108	326

Total liabilities and equity	6,052	128	6,180

Following the acquisition in 2007, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.
Abbey Life Assurance Company Limited
On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited (“Abbey Life”) for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net tangible assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired (“VOBA”)). Abbey Life is a UK life assurance company which closed to new business in 2000. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Interest-earning demand deposits with banks	232	–	232
Financial assets at fair value through profit or loss	14,145	–	14,145
Financial assets available for sale	2,261	–	2,261
Other intangible assets	–	912	912
All remaining assets	1,317	(1)	1,316

Total assets	17,955	911	18,866

Liabilities:
Financial liabilities at fair value through profit or loss	10,387	–	10,387
Provisions - Insurance policies and reserves	6,339	–	6,339
All remaining liabilities	246	318	564

Total liabilities	16,972	318	17,290

Net assets[1]	983	593	1,576

Total liabilities and equity	17,955	911	18,866

1	Includes minority interest of € 152 million.

Following the acquisition and in finalizing the purchase accounting in 2008, net assets acquired were reduced against the VOBA for € 5 million, resulting in revised net tangible assets of € 507 million and VOBA of € 917 million. Post-acquisition net revenues and net profits after tax related to Abbey Life in 2007 amounted to € 53 million and € 26 million, respectively.
Other Business Combinations finalized in 2007
Other business combinations, not being individually material, which were finalized in 2007, are presented in the aggregate. These transactions involved the acquisition of majority interests ranging between 51 % and 100 % for a total consideration of € 107 million, including € 1 million of costs directly related to these acquisitions.
Their impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	3	77	80
Goodwill	3	5	8
Other intangible assets	8	–	8
All remaining assets	91	50	141

Total assets	105	132	237

Total liabilities	87	13	100

Net assets	18	119	137

Total liabilities and equity	105	132	237

The effect of these acquisitions on net revenues and net profit or loss of the Group in 2007 was € 2 million and € 1 million, respectively.
Potential Profit or Loss Impact of Business Combinations finalized in 2007
If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group’s net revenues and net profit or loss after tax in 2007 would have been € 426 million and €  (74) million, respectively.
Business Combinations finalized in 2006
In 2006, the Group completed several acquisitions that were accounted for as business combinations. The acquisition of United Financial Group, norisbank and Tilney Group Limited were individually significant and are therefore presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.
United Financial Group
On February 27, 2006, the Group completed the acquisition of the remaining 60 % stake of United Financial Group (“UFG”), following the purchase of a 40 % stake in UFG earlier in 2004. The transaction strengthens the Group’s position as one of the leading investment banks in Russia. The cost of the acquisition for the 60 % stake consisted of a cash payment of € 189 million and € 2 million of cost directly attributable to the acquisition. An additional € 82 million of the consideration was paid in escrow and deferred until the contingency was settled in 2008. The purchase price was allocated as goodwill of € 122 million, other intangible assets of € 13 million and net tangible assets of € 138 million. UFG is included in CB&S.

20-F            Additional Notes
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	368	33	401
Financial assets at fair value through profit or loss	745	–	745
Goodwill	–	166	166
Other intangible assets	–	13	13
All remaining assets	1,227	(1)	1,226

Total assets	2,340	211	2,551

Liabilities:
Financial liabilities at fair value through profit or loss	728	–	728
All remaining liabilities	1,360	–	1,360

Total liabilities	2,088	–	2,088

Net assets	252	211	463

Total liabilities and equity	2,340	211	2,551

Post-acquisition net revenues and net profits after tax related to UFG in 2006 amounted to € 171 million and € 95 million, respectively.
norisbank
On November 2, 2006, the Group completed the acquisition of norisbank’s (part of DZ Bank Group) branch network business as well as the “norisbank” brand name. The acquisition, which is reinforcing the Group’s strong position in the German consumer finance market, took place by acquiring the assets and liabilities in form of an immediate merger of the acquired entity with the acquirer, which consequently was renamed to norisbank. The cost of the acquisition consisted of a cash consideration of € 414 million and € 1 million of cost directly attributable to the acquisition. The purchase price, which depended on a price-adjustment mechanism to be determined in 2008, was allocated as goodwill of € 230 million, other intangible assets of € 80 million and net tangible assets of € 105 million. norisbank is included in PBC.

The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value of the	Acquired assets and	Fair value
in € m.	acquirer	liabilities at fair value
Assets:
Cash and due from banks	28	–	28
Interest-earning demand deposits with banks	402	(89)	313
Loans	–	1,641	1,641
Goodwill	–	230	230
Other intangible assets	4	80	84
All remaining assets	3	4	7

Total assets	437	1,866	2,303

Liabilities:
Deposits	–	1,417	1,417
All remaining liabilities	–	449	449

Total liabilities	–	1,866	1,866

Net assets	437	–	437

Total liabilities and equity	437	1,866	2,303

Following the acquisition, the total consideration, including directly attributable costs, finally changed to € 417 million due to price adjustments and further acquisition cost. The revised purchase price allocation resulted in goodwill of € 222 million, other intangible assets of € 82 million and net tangible assets of € 113 million. Post-acquisition net revenues and net losses after tax related to norisbank in 2006 amounted to € 30 million and € 5 million, respectively.
Tilney Group Limited
The Group closed the acquisition of 100 % of the UK wealth manager Tilney Group Limited (“Tilney”) on December 14, 2006, as part of a strategic move to strengthen its presence in the UK private wealth management market. The cost of the acquisition consisted of cash paid of € 317 million, € 11 million in loan notes issued, and € 5 million of cost directly attributable to the acquisition. An additional € 46 million of the consideration was deferred, subject to the acquired entities’ performance exceeding certain targets over the subsequent three years. The purchase price was allocated as goodwill of € 419 million, other intangible assets of € 97 million and net liabilities of € 137 million. Tilney is included in PWM.

20-F            Additional Notes
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	47	–	47
Goodwill	163	256	419
Other intangible assets	–	97	97
All remaining assets	36	2	38

Total assets	246	355	601

Liabilities:
Long-term debt	143	8	151
All remaining liabilities	46	25	71

Total liabilities	189	33	222

Net assets	57	322	379

Total liabilities and equity	246	355	601

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

	Carrying value before	Adjustments to	Fair value
in € m.	the acquisition	fair value
Assets:
Cash and due from banks	63	–	63
Interest-earning demand deposits with banks	1	–	1
Goodwill	33	5	38
Other intangible assets	–	8	8
All remaining assets	378	–	378

Total assets	475	13	488

Total liabilities	288	8	296

Net assets	187	5	192

Total liabilities and equity	475	13	488

The effect on net revenues and net profit or loss of the Group in 2006 amounted to € 58 million and € 47 million, respectively.
Potential Profit or Loss Impact of Business Combinations finalized in 2006
If the business combinations which were finalized in 2006 had all been effective as of January 1, 2006, the effect on the Group’s net revenues and net profit or loss for 2006 would have been € 396 million and € 85 million, respectively.

Dispositions
During 2008, 2007 and 2006, the Group finalized several dispositions of subsidiaries/businesses. For a list and further detail about these dispositions, please see Note [2]. The total cash consideration received for these dispositions in 2008, 2007 and 2006 was € 182 million, € 375 million and € 544 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2008	2007	2006
Cash and cash equivalents	66	52	107
All remaining assets	4,079	885	2,810

Total assets disposed	4,145	937	2,917

Total liabilities disposed	3,490	463	1,958

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
The majority of the Group’s derivatives transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants, enabling revenue to be generated based on spreads and volume. Positioning means managing risk positions in the expectation of benefiting from favorable movements in prices, rates or indices. Arbitrage involves identifying and profiting from price differentials between markets and products.
Risk Management
The Group uses derivatives in order to reduce its exposure to credit and market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.
Derivatives qualifying for Hedge Accounting
The Group applies hedge accounting if derivatives meet the specific criteria described in Note [1].

20-F            Additional Notes
Fair Value Hedging
The Group undertakes fair value hedging, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.
The following table presents the value of derivatives held as fair value hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2008	2008	2007	2007
Derivatives held as fair value hedges	8,441	3,142	2,323	961

For the years ended December 31, 2008 and 2007, a gain of € 4.1 billion and € 147 million, respectively, were recognized on the hedging instruments. For the same periods the loss on the hedged items, which were attributable to the hedged risk, was € 3.8 billion and € 213 million, respectively.
Cash Flow Hedging
The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.
The table below summarizes the value of derivatives held as cash flow hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2008	2008	2007	2007
Derivatives held as cash flow hedges	12	355	14	–

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

	Within one	1–3 years	3–5 years	Over five
in € m.	year			years
As of December 31, 2008
Cash inflows from assets	120	96	84	138
Cash outflows from liabilities	(71)	(38)	(49)	(304)

Net cash flows	49	58	35	(166)

As of December 31, 2007
Cash inflows from assets	56	163	80	129
Cash outflows from liabilities	(2)	(57)	(5)	(3)

Net cash flows	54	106	75	126

Of these expected future cash flows, most will arise in relation to the Group’s two largest cash flow hedging programs.

First, Maher Terminals LLC, a fully consolidated subsidiary, utilizes a term borrowings program to fund its infrastructure asset portfolio. Future interest payments under the program are exposed to changes in wholesale variable interest rates. To hedge this volatility in highly probable future interest cash flows, and align its funding costs with the nature of its revenue profile, Maher Terminals LLC has transacted a series of term pay fixed interest rate swaps.
Second, under the terms of unit-linked contracts written by Abbey Life Assurance Company Limited, policyholders are charged an annual management fee expressed as a percentage of assets under management. In order to protect against volatility in the highly probable forecasted cash flow stream arising from the management fees, the Group has entered into three month rolling FTSE futures. Other cash flow hedging programs use interest rate swaps and FX forwards as hedging instruments.
For the years ended December 31, 2008 and December 31, 2007, balances of €  (342) million and €  (79) million, respectively, were reported in equity related to cash flow hedging programs. Of these, €  (56) million and €  (67) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.
For the years ended December 31, 2008 and December 31, 2007, losses of € 265 million and € 19 million, respectively, were recognized in equity in respect of effective cash flow hedging.
For the years ended December 31, 2008 and December 31, 2007, losses of € 2 million and € 13 million, respectively, were removed from equity and included in the income statement.
For the years ended December 31, 2008 and December 31, 2007, a gain of € 27 million and a loss of € 3 million, respectively, were recognized due to hedge ineffectiveness.
As of December 31, 2008 the longest term cash flow hedge matures in 2027.
Net Investment Hedging
Using foreign exchange forwards and swaps, the Group undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.
The following table presents the value of derivatives held as net investment hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2008	2008	2007	2007
Derivatives held as net investment hedges	1,081	1,220	146	109

For the years ended December 31, 2008 and December 31, 2007 losses of € 151 million and € 72 million, respectively, were recognized due to hedge ineffectiveness.

20-F            Additional Notes
[36] Regulatory Capital
Capital Management
Treasury manages the Group’s capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group’s profit-ability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements the Group’s capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. In October 2008, the Group’s target for the Tier 1 capital ratio was revised upwards to approximately 10 % from an 8-9 % target range at the beginning of the year.
The allocation of capital, determination of the Group’s funding plan and other resource issues are framed by the Capital and Risk Committee.
Regional capital plans covering the capital needs of the Group’s branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group’s subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the steward-ship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group’s subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group’s capital and liquidity, the Group takes such legal and regulatory requirements into account.
The 2007 Annual General Meeting granted to the Group’s management the authority to repurchase up to 52.6 million shares from the market before October 31, 2008. Based on this authorization the share buy-back program 2007/08 was launched in May 2007 and completed in May 2008 when a new authority was granted.
During this period 7.2 million shares were repurchased (6.33 million in 2007 and 0.82 million in 2008), thereof 4.1 million shares or 57 % were repurchased through the end of June 2007. With the start of the crisis in July 2007, the share buy-back volume was significantly reduced and only 3.1 million shares were repurchased between July 2007 and May 2008.
The 2008 Annual General Meeting granted to the Group’s management the authority to buy back up to 53.1 million shares before the end of October 2009. As of year end 2008 no shares have been repurchased under this authorization.
In September 2008, the Group issued 40 million new registered shares without par value to institutional investors in an offering conducted as an accelerated book-build. The placement price was € 55 per share. The aggregate gross proceeds amounted to € 2.2 billion. The purpose of the capital increase was to generate the Tier 1 capital requirement for the acquisition of a minority stake in Deutsche Postbank AG from Deutsche Post AG.

Capital management sold 16.3 million of the Group’s treasury shares (approximately 2.9 % of the Group’s share capital) in open-market transactions from October to November 2008.
The Group issued U.S.$ 2.0 billion of hybrid Tier 1 capital and U.S.$ 800 million and € 200 million of contingent capital for the year ended December 31, 2007. In 2008, the Group issued € 1.0 billion and U.S.$ 3.2 billion of contingent capital. These contingent capital instruments issued in 2008 are Upper Tier 2 subordinated notes that can be converted into hybrid Tier 1 capital at the Group’s sole discretion. In 2008, the Group converted € 1.0 billion and U.S.$ 4.0 billion of contingent capital into hybrid Tier 1 capital leaving only the € 200 million issued in 2007 in its original form. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2008, amounted to € 9.6 billion compared to € 5.6 billion as of December 31, 2007.
Capital Adequacy
Beginning in 2008, Deutsche Bank calculated and published consolidated capital ratios pursuant to the Banking Act and the Solvency regulation (“Solvabilitätsverordnung”), which adopted the revised capital framework of the Basel Committee from 2004 (“Basel II”) into German law. Until the end of 2007, Deutsche Bank published consolidated capital ratios based on the Basel I framework.
A bank’s total regulatory capital, also referred to as “Own Funds”, is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as “Regulatory Banking Capital”.
—
Tier 1 capital consists primarily of share capital (excluding cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components such as noncumulative trust preferred securities, less goodwill and other intangible assets and other deduction items such as common shares in Treasury.

—
Tier 2 capital consists primarily of cumulative preference shares, cumulative trust preferred securities and long-term subordinated debt, as well as partially unrealized gains on listed securities and the amount by which value adjustments and provisions for exposures to central governments, institutions and corporates and retail exposures as measured under the bank’s internal rating based approach (“IRBA”) exceeds the expected loss of such exposures. Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include capital components the Group has provided to other financial institutions or enterprises which are not consolidated, but where the Group holds more than 10 % of the capital, the amount by which the expected loss for exposures to central governments, institutions and corporates and retail exposures as measured under the bank’s IRBA model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions to which the Solvency Regulation assigns a risk-classification multiplier of 1,250 % and which have not been taken into account when calculating the risk-weighted position for securitizations and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery and the transaction has been allocated to the bank’s trading book.

—
Tier 3 capital consists mainly of certain short-term subordinated liabilities and it may only cover market risk. Banks may also use Tier 1 and Tier 2 capital that is in excess of the minimum required to cover credit risk and operational risk in order to cover market risk.

20-F            Additional Notes
The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital. Tier 3 capital is limited to 250 % of the Tier 1 capital not required to cover counterparty risk. The minimum total capital ratio (Tier 1 + Tier 2 + Tier 3) is 8 % of the risk position. The minimum Tier 1 capital ratio is 4 % of the credit risk and operational risk positions and 2.29 % of the market risk position. The minimum Tier 1 capital ratio for the total risk position therefore depends on the weighted-average of the credit risk and operational risk and the market risk position.
The Tier 1 capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio as defined under the Basel II framework compares a bank’s regulatory Tier 1 capital with its credit risks, market risks and operational risks (which the Group refers to collectively as the “risk position”). In the calculation of the risk position the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group’s exposure relating to asset and off-balance sheet credit risks is measured using internal rating models under the so-called advanced internal rating based approach (“advanced IRBA”). The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. These models were approved by the BaFin for use in determining the Group’s market risk equivalent component of its risk position.
The introduction of Basel II had a negative impact on regulatory capital mainly due to the aforementioned deduction items from Tier 1 and Tier 2 capital. The Other Inherent Loss Allowance is no longer a separate regulatory capital component under Basel II as provisions are now taken into account in the calculation of the deduction items. Following the application of the advanced IRBA approach the Group’s credit risk position decreased, which outweighed the introduction of operational risk as a new risk class.

The following two tables present a summary of the Group’s regulatory capital and risk position. Amounts presented for 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). The amounts presented for 2007 are based on the Basel I framework and thus calculated on a non-comparative basis.

in € m.	Dec 31, 2008	Dec 31, 2007
(unless stated otherwise)	Basel II	Basel I
Credit risk	247,611	314,845

Market risk[1]	23,496	13,973

Operational risk	36,625	N/A

Total risk position	307,732	328,818

Tier 1 capital	31,094	28,320

Tier 2 capital	6,302	9,729

Available Tier 3 capital	–	–

Total regulatory capital	37,396	38,049

Tier 1 capital ratio	10.1%	8.6%

Total capital ratio	12.2%	11.6%

Average Active Book Equity	32,079	30,093

N/A – not applicable.

1	A multiple of the Group’s value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.
The Group’s total capital ratio was 12.2 % on December 31, 2008, significantly higher than the 8 % minimum required.
The Group’s Tier 1 capital was € 31.1 billion on December 31, 2008 and € 28.3 billion on December 31, 2007. The Tier 1 capital ratio was 10.1 % as of December 31, 2008 (exceeding the Group’s target ratio of 10%) and 8.6 % as of December 31, 2007 (within the Group’s then target range of 8-9%).
The Group’s Tier 2 capital was € 6.3 billion on December 31, 2008, and € 9.7 billion on December 31, 2007, amounting to 20 % and 34 % of Tier 1 capital, respectively.
The German Banking Act and Solvency Regulation rules require the Group to cover its market risk as of December 31, 2008, with € 1,880 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,118 million as of December 31, 2007. The Group met this requirement entirely with Tier 1 and Tier 2 capital that is not required for the minimum coverage of credit and operational risk.

20-F            Additional Notes
The following are the components of Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2008, and December 31, 2007.

	Dec 31, 2008	Dec 31, 2007[1]
in € m.	Basel II	Basel I
Tier 1 capital:

Common shares	1,461	1,358

Additional paid-in capital	14,961	15,808

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	16,724	17,717

Noncumulative trust preferred securities	9,622	5,602

Items to be fully deducted from Tier 1 capital[2] (inter alia goodwill and intangible assets)	(10,125)	(12,165)

Items to be partly deducted from Tier 1 capital[3]	(1,549)	N/A

Total Tier 1 capital	31,094	28,320

Tier 2 capital:

Unrealized gains on listed securities[2] (45 % eligible)	–	1,472

Other inherent loss allowance	N/A	358

Cumulative preferred securities	300	841

Qualified subordinated liabilities	7,551	7,058

Items to be partly deducted from Tier 2 capital[3]	(1,549)	N/A

Total Tier 2 capital	6,302	9,729

N/A – Not applicable

1	Comparative figures for 2007 are unadjusted for the retrospective changes described in Note [1]. Including these total regulatory capital would have increased by € 849 million.

2	Net unrealized gains and losses on listed securities as to be determined for regulatory purposes were negative at the end of 2008 € (108) million and were fully deducted from Tier 1 capital.

3	Pursuant to German Banking Act section 10 (6) and section 10 (6a) in conjunction with German Banking Act section 10a.
Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the German Banking Act allows the partial inclusion of certain goodwill components in Tier 1 capital pursuant to German Banking Act section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of December 31, 2008, the transitional item amounted to € 971 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk position shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 10.4 % and 12.4%, respectively, on December 31, 2008.
The group of companies consolidated for banking regulatory purposes includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management firms, financial enterprises or ancillary services enterprises. It does not include insurance companies or companies outside the finance sector.
For financial conglomerates, however, insurance companies are included in the capital adequacy calculation. The Group has been designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. The Group’s solvency margin as a financial conglomerate remains dominated by its banking activities.

Failure to meet minimum capital requirements can result in orders and discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the Group’s businesses. The Group complied with the regulatory capital adequacy requirements in 2008.
[37] Risk Disclosures
The Group has a dedicated and integrated legal, risk & capital function that is independent of the group divisions. The Group manages risk and capital through a framework of principles, organizational structures, as well as measurement and monitoring processes that are closely aligned with the activities of the group divisions. The Group’s Management Board provides overall risk and capital management supervision for the consolidated Group. Within the Management Board, the Chief Risk Officer is responsible for the Group’s credit, market, liquidity, operational, business, legal and reputational risk management as well as capital management activities. The Group’s Supervisory Board regularly monitors the risk and capital profile.
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
The Group manages credit risk in a coordinated manner at all relevant levels within the organization. This also holds true for complex products which the Group typically manages within a framework established for trading exposures. The following principles underpin the Group’s approach to credit risk management:
—	In all group divisions consistent standards are applied in the respective credit decision processes.
—	The approval of credit limits for counterparties and the management of the Group’s individual credit exposures must fit within the Group’s portfolio guidelines and credit strategies.
—
Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.

—	The Group assigns credit approval authorities to individuals according to their qualifications, experience and training, and the Group reviews these periodically.

20-F            Additional Notes
—
The Group measures and consolidates all credit exposures to each obligor on a global consolidated basis that applies across the consolidated Group. The Group defines an “obligor” as a group of individual borrowers that are linked to one another by any of a number of criteria the Group has established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit extended by the Group.

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
Monitoring Default Risk
The Group monitors all credit exposures on a continuing basis using several risk management tools. The Group also has procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. The Group aims to identify counterparties that, on the basis of the application of the Group’s risk management tools, demonstrate the likelihood of problems, well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of the Group’s credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where the Group has identified counterparties where problems might arise, the respective exposure is placed on a watchlist.

Maximum Exposure to Credit Risk
The following table presents the Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in the Group’s financial statements.

in € m.[1]	Dec 31, 2008	Dec 31, 2007
Due from banks	9,826	7,457

Interest-earning deposits with banks	64,739	21,615

Central bank funds sold and securities purchased under resale agreements	9,267	13,597

Securities borrowed	35,022	55,961

Financial assets at fair value through profit or loss[2]	1,579,648	1,247,165

Financial assets available for sale[2]	19,194	32,850

Loans	271,219	200,597

Other assets subject to credit risk	78,957	84,761

Financial guarantees and other credit related contingent liabilities[3]	48,815	49,905

Irrevocable lending commitments and other credit related commitments[3]	104,077	128,511

Maximum exposure to credit risk	2,220,764	1,842,419

1	All amounts at carrying value unless otherwise indicated.

2	Excludes equities and other equity interests.

3	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.
Collateral held as Security
The Group regularly agrees on collateral to be received from customers in its contracts subject to credit risk. The Group regularly agrees on collateral to be received from borrowers in its lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not mitigate or compensate for questionable reputation of a borrower or structure.
The Group segregates collateral received into the following two types:
—
Financial collateral, which substitutes the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.

—
Physical collateral, which enables the Group to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), inventory, equipment (plant, machinery, aircraft) and real estate typically fall into this category.

20-F            Additional Notes
Additionally, the Group actively manages the credit risk of the Group’s loans and lending-related commitments. A specialized unit in the Group, the Loan Exposure Management Group, focuses on the following two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
—	To reduce single-name and industry credit risk concentrations within the credit portfolio, and
—
To manage credit exposures actively by utilizing techniques such as loan sales, securitization via collateralized loan obligations, default insurance coverage as well as single-name and portfolio credit default swaps.

To manage better the Group’s derivatives-related credit risk, the Group enters into collateral arrangements that generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call.
Concentrations of Credit Risk
Significant concentrations of credit risk exist if the Group has material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.
In order to monitor and manage credit risks, the Group uses a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that the Group intends to incur.
The Group’s largest concentrations of credit risk with loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in the Group’s home market Germany, which includes most of the mortgage lending business. Within OTC derivatives business the Group’s largest concentrations are also in Western Europe and North America, with a significant share in banks and insurance mainly within the investment-grade rating band.
Credit Quality of Assets
The following table breaks down several of the Group’s main corporate credit exposure categories, according to the creditworthiness of the Group’s counterparties. To reduce the Group’s derivatives-related credit risk, the Group regularly seeks the execution of master agreements (such as the International Swaps and Derivatives Association’s master agreements for derivatives) with the Group’s clients. A master agreement allows the netting of obligations arising under all of the derivatives transactions that the agreement covers upon the counterparty’s default, resulting in a single net claim against the counterparty (called “close-out netting”). For parts of the Group’s derivatives business, the Group also enters into payment netting agreements under which the Group sets off amounts payable on the same day in the same currency and in respect to all transactions covered by these agreements, reducing the Group’s principal risk.

For the OTC derivative credit exposure in the following table, the Group has applied netting only when the Group believes it is legally enforceable for the relevant jurisdiction and counterparty.

Corporate credit exposure	Loans[1]		Irrevocable lending		Contingent liabilities		OTC derivatives[3]			Total
credit risk profile by credit-			commitments[2]
worthiness category

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
AAA–AA	40,749	22,765	20,373	28,969	5,926	7,467	65,598	39,168	132,646	98,370

A	29,752	30,064	30,338	31,087	11,976	15,052	22,231	13,230	94,297	89,432

BBB	53,360	30,839	26,510	35,051	15,375	13,380	15,762	8,008	111,007	87,277

BB	44,132	26,590	19,657	25,316	10,239	9,146	13,009	7,945	87,037	68,996

B	10,458	6,628	5,276	7,431	4,412	4,252	3,898	2,370	24,044	20,681

CCC and below	8,268	3,342	1,923	657	887	609	3,092	1,281	14,170	5,889

Total	186,719	120,228	104,077	128,511	48,815	49,905	123,590	72,002	463,201	370,646

1	Includes impaired loans mainly in category CCC and below amounting to € 2.3 billion as of December 31, 2008, and € 1.5 billion as of December 31, 2007.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.8 billion as of December 31, 2008 and € 2.7 billion as of December 31, 2007.

3	Includes the effect of master agreement netting and cash collateral received where applicable.
The following table presents the Group’s total consumer credit exposure.

		Total exposure
in € m.	Dec 31, 2008	Dec 31, 2007
Consumer credit exposure Germany:	57,139	56,504
Consumer and small business financing	15,047	14,489
Mortgage lending	42,092	42,015

Consumer credit exposure outside Germany	27,361	23,864

Total consumer credit exposure[1]	84,500	80,368

1	Includes impaired loans amounting to € 1.4 billion as of December 31, 2008, and € 1.1 billion as of December 31, 2007.
The following table presents an overview of nonimpaired Troubled Debt Restructurings representing the Group’s renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Troubled debt restructurings not impaired	80	43

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status.

in € m.	Dec 31, 2008	Dec 31, 2007
Loans less than 30 days past due	8,345	8,644

Loans 30 or more but less than 60 days past due	1,308	1,511

Loans 60 or more but less than 90 days past due	939	502

Loans 90 days or more past due	407	333

Total loans past due but not impaired	10,999	10,990

20-F            Additional Notes
The following table presents the aggregated value of collateral – with fair values capped at transactional outstandings – held by the Group against its loans past due but not impaired.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	987	915

Physical collateral	3,222	3,724

Total capped fair value of collateral held for loans past due but not impaired	4,209	4,639

Impaired Loans
Under IFRS, the Group considers loans to be impaired when it recognizes objective evidence that an impairment loss has been incurred. While the Group assesses the impairment for its corporate credit exposure individually, it considers smaller-balance, standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
The following table presents the breakdown of the Group’s impaired loans based on the country of domicile of borrowers.

in € m.	Dec 31, 2008	Dec 31, 2007
Individually evaluated impaired loans:
German	750	957
Non-German	1,532	559

Total individually evaluated impaired loans	2,282	1,516

Collectively evaluated impaired loans:
German	824	817
Non-German	576	312

Total collectively evaluated impaired loans	1,400	1,129

Total impaired loans	3,682	2,645

The following table presents the aggregated value of collateral the Group held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2008	Dec 31, 2007
Financial collateral	18	26

Physical collateral	1,175	874

Total capped fair value of collateral held for impaired loans	1,193	899

The following table presents the aggregated value of collateral the Group obtained on the balance sheet during the reporting period by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2008	2007
Commercial real estate	799	–

Residential real estate	170	137

Other	1,837	723

Total collateral obtained during the reporting period	2,806	860

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally the Group does not occupy obtained properties for its business use.
The commercial real estate collateral obtained in 2008 related to one individual borrower where the bank has executed foreclosure by taking possession.
The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 127 million and € 396 million, for December 31, 2008 and December 31, 2007 respectively.
The bulk of other collateral obtained relates to reverse repo transactions in which the Group obtained debt securities as collateral and has subsequently sold off the majority of collateral as of year-end.
Settlement Risk
The Group’s trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.
For many types of transactions, the Group mitigates settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.
Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, the Group may seek to mitigate its settlement risk through the execution of bilateral payment netting agreements. The Group is also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from its credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. The Group does not aggregate settlement risk limits with other credit exposures for credit approval purposes, but takes the aggregate exposure into account when considering whether a given settlement risk would be acceptable.

20-F            Additional Notes
Government Assistance
In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support its domestic exporters. The ECAs act in the name and on behalf of the government of their respective country but are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Co-operation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place. The majority of such ECA guarantees received by the Group were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.
In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments.
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
The Group assumes market risk in both its trading and its nontrading activities. The Group assumes risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

Market Risk Management Framework
The Group uses a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits.
The Group’s Management Board, supported by Market Risk Management, which is part of the independent legal, risk & capital function, sets a Group-wide value-at-risk limit for the market risks in the trading book. Market Risk Management sub-allocates this overall limit to the group divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.
In addition to the Group’s main market risk value-at-risk limits, the Group also operates stress testing, economic capital and sensitivity limits. The Group governs the default risk of single corporate issuers in the trading book through a specific limit structure managed by the Traded Credit Products unit. It also uses market value and default exposure position limits for selected business units.
The Group’s value-at-risk disclosure for the trading businesses is based on an own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved the internal value-at-risk model for calculating the regulatory market risk capital for general and specific market risks. Since then the model has been periodically refined and approval has been maintained. The Group continuously analyzes potential weaknesses of its value-at-risk model using statistical techniques such as backtesting but also relies on risk management expert opinion. Improvements are implemented to those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past.
The Group’s value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for the Corporate and Investment Bank Group Division started 2008 at € 105 million and was amended on several occasions throughout the year to € 155 million at the end of 2008 (with a 99 % confidence level, as described below, and a one-day holding period). For consolidated Group trading positions the overall value-at-risk limit was € 110 million at the start of 2008 and was amended on several occasions throughout the year to € 160 million at the end of 2008 (with a 99 % confidence level and a one-day holding period). The increase in limits was needed to accommodate the impact of the observed market data on the Group’s value-at-risk calculation.
The Group’s market risk reporting process operates independently from the risk-taking activities. The market risk data and Profit and Loss information used in the value-at-risk calculation and the associated back-testing reviews are provided by the Finance Division to the Market Risk Operations unit, which is in charge of market risk reporting.

20-F            Additional Notes
Assessment of Market Risk in Trading Portfolios
The value-at-risk approach derives a quantitative measure for trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables the Group to apply a constant and uniform measure across all trading businesses and products. It also facilitates comparisons of the Group’s market risk estimates both over time and against the daily trading results.
The Group calculates value-at-risk for both internal and regulatory reporting using a 99 % confidence level. For internal reporting, the Group uses a holding period of one day. For regulatory reporting, the holding period is ten days.
The Group’s value-at-risk model is designed to take into account the following risk factors: Interest rates (including credit spreads), equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. The Group calculates value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution.
To determine the aggregated value-at-risk, the Group uses historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, it is assumed that there is a correlation close to zero between the two categories. Within the general market risk category, the Group uses historically observed correlations. Within the specific risk category, zero or historically observed correlations are used for selected risks.
Limitations of Proprietary Risk Models
The Group is committed to the ongoing development of its proprietary risk models and will make further significant enhancements with the goal to better reflect risk issues highlighted during the 2008 crisis. It allocates substantial resources to reviewing and improving them.
The Group’s stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and the fact that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for the Group’s market risk positions to lose more value than even the economic capital estimates. The Group also continuously assesses and refines the stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves.

The Group’s value-at-risk analyses should also be viewed in the context of the limitations of the methodology used and are therefore not maximum amounts that the Group can lose on its market risk positions. In particular, many of these limitations manifested themselves in 2008 which resulted in the high number of outliers discussed below. The limitations of the value-at-risk methodology include the following:
—	The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
—
The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.

—	The correlation assumptions used may not hold true, particularly during market events that are extreme in nature.
—
The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging of positions in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.

—	The use of a 99 % confidence level does not take into account, nor makes any statement about, any losses that might occur beyond this level of confidence.
—	The Group calculates value-at-risk at the close of business on each trading day. The Group does not subject intra-day exposures to intra-day value-at-risk calculations.
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

20-F            Additional Notes
Market Risk of Trading Portfolios
The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of the Group’s Corporate and Investment Bank Group Division. Trading market risk outside of these units is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Trading portfolios	Value-at-Risk
in € m.	Dec 31, 2008	Dec 31, 2007
Interest rate risk	129.9	90.8

Equity price risk	34.5	49.5

Foreign exchange risk	38.0	11.3

Commodity price risk	13.5	8.7

Diversification effect	(84.5)	(59.7)

Total	131.4	100.6

The increase in the value-at-risk observed in 2008 was mainly driven by an increase in the market volatility and by refinements to the value-at-risk measurement in 2008.
Market Risk of Nontrading Portfolios
There is nontrading market risk held and managed in the Group. Nontrading market risk arises primarily from fund activities, principal investments, including private equity investments.
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
The Investment & Asset Risk Management team was restructured during the course of 2008 and is now called the Principal Investments team. It was integrated into the Credit Risk Management function, is specialized in risk-related aspects of the Group’s nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios, including carrying values, economic capital estimates, limit usages, performance and pipeline activity.

During 2008, the Group formed a dedicated Asset Risk Management unit, combining existing teams and professionals. This allowed the Group to leverage upon already existing knowledge and resulted in a higher degree of specialization and insight into the risks related to the asset and fund management business. Noteworthy risks in this area arise, for example, from performance and / or principal guarantees and reputational risk related to managing client funds.
Assessment of Market Risk in Nontrading Portfolios
Due to the nature of these positions and the lack of transparency of some of the pricing, the Group does not use value-at-risk to assess the market risk in nontrading portfolios. Rather the Group assesses the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves and the liquidity of each asset class. This assessment forms the basis of the economic capital estimates which enable the Group to actively monitor and manage the nontrading market risk.
The vast majority of the interest rate and foreign exchange risks arising from nontrading asset and liability positions has been transferred through internal hedges to the Global Markets Business Division within the Corporate and Investment Bank Group Division, and is thus managed on the basis of value-at-risk, as reflected in trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.
The following table presents the economic capital usages separately for the Group’s nontrading portfolios.

Major Industrial Holdings, Other Corporate Investments and Alternative Assets	Economic capital usage
in € bn.	Dec 31, 2008	Dec 31, 2007
Major industrial holdings	0.4	0.1

Other corporate investments	1.5	0.7

Alternative assets	1.3	0.9

Total	3.2	1.7

The economic capital usage for these nontrading asset portfolios totaled € 3.2 billion at year-end 2008, which is € 1.5 billion, or 89%, above the economic capital usage at year-end 2007. This reflects a significant decrease in the capital buffer as a result of a reduction in market value across all portfolios. From year-end 2008, the Group’s existing economic capital process has been expanded to incorporate commitments made to Deutsche Asset Management fund investors, which contributed a total of € 400 million in additional economic capital reported under other corporate investments.
—	Major Industrial Holdings. The Group’s economic capital usage was € 439 million at December 31, 2008.
—
Other Corporate Investments. The Group’s economic capital usage of € 1.5 billion for other corporate investments at year-end 2008 was mainly driven by an increase of economic capital allocated to a strategic investment in the PBC business division, mutual fund investments and the new economic capital treatment for investor commitments referred to above.

—
Alternative Assets. The Group’s alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds,

20-F            Additional Notes

bridge capital to leveraged buy-out funds and private equity led transactions. The increase in the economic capital usage was largely due to the Group’s Asset Management business division’s interest in an infrastructure asset and the larger size of the private equity portfolio in the Global Markets business division. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Recent market conditions have limited the opportunities to sell down the portfolio. The Group’s intention remains to do so, provided suitable conditions allow it.

The Group’s total economic capital figures do not currently take into account diversification benefits between the asset categories.
Liquidity Risk
Liquidity risk management safeguards the ability of the bank to meet all payment obligations when they come due. Treasury is responsible for the management of liquidity risk. The liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed and approved regularly by the board member responsible for Treasury. In order to ensure adequate liquidity and a healthy funding profile for the Group, Treasury uses various internal tools and systems which are designed and tailored to support the Group’s specific management needs:
The Group’s liquidity risk management approach starts at the intraday level (operational liquidity), managing the daily payments queue, forecasting cash flows and factoring in the Group’s access to Central Banks. The reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess the Group’s short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all cash flows from transactions on the balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. The Group models products that have no specific contractual maturities using statistical methods to capture the behavior of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard the Group’s access to liquidity.
The Group’s approach then moves to tactical liquidity risk management, dealing with access to unsecured funding sources and the liquidity characteristics of the Group’s asset inventory (asset liquidity). Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which the Group takes from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Capital and Risk Committee approves limits to protect the Group’s access to unsecured funding at attractive levels. The asset liquidity component tracks the volume and booking location within the consolidated inventory of unencumbered, liquid assets which the Group can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of securities. As a first step, the Group segregates illiquid and liquid securities in each inventory. Subsequently the Group assigns liquidity values to different classes of liquid securities.

The strategic liquidity perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on the Group’s balance sheet and the Group’s issuance strategy. The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The Funding Matrix is a key input parameter for the Group’s annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument.
The framework is completed by employing stress testing and scenario analysis to evaluate the impact of sudden stress events on the Group’s liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the financial markets crisis: prolonged term money-market freeze, collateral repudiation, nonfungibility of currencies and stranded syndications. The hypothetical events encompass internal shocks, such as operational risk events and ratings downgrades, as well as external shocks, such as systemic market risk events, emerging market crises and event shocks. Under each of these scenarios the Group assumes that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. The Group then models the steps it would take to counterbalance the resulting net shortfall in funding. Action steps would include switching from unsecured to secured funding, selling assets and adjusting the price the Group would pay on liabilities.

20-F            Additional Notes
Maturity Analysis of Financial Liabilities
The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2008, and 2007.

Dec 31, 2008	On demand	Due within 3	Due between	Due between	Due after 5
		months	3 and 12	1 and 5 years	years
in € m.			months

Noninterest bearing deposits	34,211	–	–	–	–

Interest bearing deposits	143,417	143,309	39,367	20,917	14,332

Trading liabilities[1]	1,249,785	–	–	–	–

Financial liabilities designated at fair value through profit or loss	52,323	33,751	8,494	7,909	9,180

Investment contract liabilities[2]	504	438	164	985	3,886

Negative market values from derivative financial instruments qualifying for hedge accounting[1]	4,362	–	–	–	–

Central bank funds purchased	9,669	17,440	–	–	–

Securities sold under repurchase agreements	871	36,899	19,602	–	2,636

Securities loaned	2,155	1,047	3	7	3

Other short-term borrowings	24,732	13,372	815	–	–

Long-term debt	9,799	4,455	15,096	68,337	35,685

Trust preferred securities	–	–	983	4,088	4,658

Other financial liabilities	124,768	6,954	864	108	49

Off-balance sheet loan commitments	69,516	–	–	–	–

Financial guarantees	22,505	–	–	–	–

Total[3]	1,748,617	257,665	85,388	102,351	70,429

1
Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3
The balances in the Note will not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. The Group believes that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Dec 31, 2007	On demand	Due within 3	Due between 3	Due between 1	Due after 5
		months	and 12 months	and 5 years	years
in € m.

Noninterest bearing deposits	30,187	–	–	–	–

Interest bearing deposits	143,787	206,046	38,067	22,538	17,290

Trading liabilities[1]	619,491	–	–	–	–

Financial liabilities designated at fair value through profit or loss	78,648	127,122	34,001	9,628	30,480

Investment contract liabilities[2]	–	638	285	1,687	7,186

Negative market values from derivative financial instruments qualifying for hedge accounting[1]	2,315	–	–	–	–

Central bank funds purchased	6,130	16,200	–	–	–

Securities sold under repurchase agreements	43,204	93,119	18,815	452	821

Securities loaned	9,132	266	7	160	–

Other short-term borrowings	2,876	50,025	478	–	–

Long-term debt	4,221	1,759	19,911	70,189	30,879

Trust preferred securities	–	–	–	4,526	1,819

Other financial liabilities	139,711	5,739	495	22	49

Off-balance sheet loan commitments	94,190	–	–	–	–

Financial guarantees	22,444	–	–	–	–

Total[3]	1,196,336	500,914	112,059	109,202	88,524

1
Trading liabilities and derivatives balances are recorded at fair value. The Group believes that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [40] for more detail on these contracts.

3
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

Insurance Risk
The Group’s exposure to insurance risk increased upon its 2007 acquisition of Abbey Life Assurance Company Limited and its 2006 acquisition of a stake in Paternoster Limited, a regulated insurance company. The Group’s insurance activities are characterized as follows.
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

20-F            Additional Notes
The Group is primarily exposed to the following insurance-related risks:
—
Mortality and morbidity risks – the risks of a higher or lower than the expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. The Group aims to mitigate these risks by the use of reinsurance and the application of discretionary charges. The Group investigates rates of mortality and morbidity annually.

—
Longevity risk – the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. The Group monitors this risk carefully against the latest external industry data and emerging trends.

—
Expenses risk – the risk that policies cost more or less to administer than expected. The Group monitors these expenses by an analysis of the Group’s actual expenses relative to the budget. The Group investigates reasons for any significant divergence from expectations and takes remedial action. The Group reduces the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

—	Persistency risk – the risk of a higher or lower than expected percentage of lapsed policies. The Group assesses persistency rates annually by reference to appropriate risk factors.
The Group monitors the actual claims and persistency against the assumptions used and refines the assumptions for the future assessment of liabilities. Actual experience may vary from estimates, the more so as projections are made further into the future. Liabilities are evaluated at least annually.
To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may be affected.
The profitability of the non unit-linked long-term insurance businesses within the Group depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.
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
The following table presents the compensation expense of key management personnel.

in € m.	2008	2007	2006
Short-term employee benefits	9	30	27

Post-employment benefits	3	4	4

Other long-term benefits	–	–	–

Termination benefits	–	–	8

Share-based payment	8	8	9

Total	20	42	48

Among the Group’s transactions with key management personnel as of December 31, 2008 were loans and commitments of € 4 million and deposits of € 23 million. In addition the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

20-F            Additional Notes
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions and are disclosed as follows.
Loans

in € m.	2008	2007
Loans outstanding, beginning of year	2,081	622

Loans issued during the year	1,623	1,790

Loan repayment during the year	514	161

Changes in the group of consolidated companies[1]	(2,200)	(2)

Exchange rate changes/other	(156)	(168)

Loans outstanding, end of year[2]	834	2,081

Other credit risk related transactions:

Provision for loan losses	4	–

Guarantees and commitments[3]	95	233

1	Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these invest-ments were eliminated on consolidation.

2
Included in this amount are loans past due of € 7 million and € 3 million as of December 31, 2008 and 2007, respectively. For the above loans the Group held collateral of € 361 million and € 616 million as of December 31, 2008 and as of December 31, 2007, respectively. Loans included also € 143 million and € 24 million loans with joint ventures as of December 31, 2008 and 2007, respectively.

3	The guarantees above include financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

in € m.	2008	2007
Deposits outstanding, beginning of year	962	855

Deposits received during the year	955	294

Deposits repaid during the year	685	89

Changes in the group of consolidated companies[1]	(693)	(43)

Exchange rate changes/other	(293)	(55)

Deposits outstanding, end of year[2]	246	962

1	One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.

2	The deposits are unsecured. Deposits include also € 18 million and € 3 million deposits from joint ventures as of December 31, 2008 and as of December 31, 2007, respectively.
Other Transactions
In addition, the Group had trading assets with associated companies of € 390 million as of December 31, 2008. As of December 31, 2007, trading positions with associated companies were € 67 million. Other transactions with related parties also reflected the following:
Xchanging etb GmbH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group’s arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2008 and 2007, the Group received services from XTB with volume of € 94 million and € 95 million, respectively.

In 2008 and 2007, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 26 million and € 28 million, respectively, to XTB.
Mutual Funds: The Group offers clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds.
For all funds the Group determines a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though the Group is not contractually obliged to support these funds, it made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds’ target yields by injecting cash of € 49 million in 2007 and € 207 million in 2008. This action was on a discretionary basis, and was taken to protect the Group’s market position. Initially such support was seen as temporary action. However, when the Group continued to make cash injections through the second quarter of 2008, it concluded that it could not preclude future discretionary cash injections being made to support the yield and reassessed the consolidation requirement. The Group concluded that the majority of the risk lies with it and that it was appropriate to consolidate eight funds effective June 30, 2008.
During 2008, one of these funds (provided with a guarantee) was liquidated; there was no additional income statement impact to the Group other than the cash injected at liquidation, which is included in the amount detailed above.

20-F            Additional Notes
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

in € m.	2008	2007
Deutsche Bank securities held in plan assets:

Equity shares	–	–

Bonds	–	9

Other securities	4	21

Total	4	30

Property occupied by/other assets used by Deutsche Bank	–	–

Derivatives: Market value for which DB (or subsidiary) is a counterparty	335	(98)

Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	9,172	4,441

Fees paid from Fund to any Deutsche Bank asset manager(s)	23	22

[39] Information on Subsidiaries
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
Significant Subsidiaries
The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

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
The Group owns 100 % of the equity and voting rights in these significant subsidiaries. They prepare financial statements as of December 31 and are included in the Group’s consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:
—	Central bank restrictions relating to local exchange control laws
—	Central bank capital adequacy requirements
—
Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Subsidiaries where the Group owns 50 percent or less of the Voting Rights
The Group also consolidates certain subsidiaries although it owns 50 percent or less of the voting rights. Most of those subsidiaries are special purpose entities (“SPEs”) that are sponsored by the Group for a variety of purposes.
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
The “List of Shareholdings 2008” is published as a separate document and deposited with the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”). It is available in the Investor Relations section of Deutsche Bank’s website (http://www.deutsche-bank.de/ir/en/content/reports.htm), but can also be ordered free of charge.

20-F            Additional Notes
[40] Insurance and Investment Contracts
Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2008			Dec 31, 2007
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	3,963	(1,407)	2,556	6,450	(119)	6,331

Investment contracts	5,977	–	5,977	9,796	–	9,796

Total	9,940	(1,407)	8,533	16,246	(119)	16,127

During the course of 2008, the Group entered into two reinsurance agreements, ceding a portion of the insurance risk in the annuity contract portfolio. The cost of these contracts was calculated using assumptions consistent with those used to value the underlying reinsured policies and resulted in the recognition of an immaterial loss in the Group’s Income Statement.
Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items. In the table above, reinsurance amounts are shown gross.
Carrying Amount
The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2008		2007
	Insurance	Investment	Insurance	Investment
in € m.	contracts	contracts	contracts	contracts
Balance, beginning of year	6,450	9,796	1,411	–
Business classified as held for sale	–	–	(847)	–
Business acquired	–	–	6,339	10,387
New business	236	158	114	14
Claims paid	(405)	(618)	(340)	(214)
Other changes in existing business	(850)	(935)	111	168
Exchange rate changes	(1,468)	(2,424)	(338)	(559)

Balance, end of year	3,963	5,977	6,450	9,796

Included in Other changes in existing business for the investment contracts is € 935 million and € 122 million attributable to changes in the underlying assets’ fair value for the years ended December 31, 2008 and December 31, 2007, respectively.
Key Assumptions in relation to Insurance Business
The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.
Assumptions are made related to all material factors affecting future cash flows, including future interest rates, mortality and costs. The assumptions to which the long term business amount is most sensitive are the interest rates used to discount the cash flows and the mortality assumptions, particularly those for annuities.

The assumptions are set out below:
Interest Rates
Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and term of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.
Mortality
Mortality rates are based on published tables, adjusted appropriately to take into account changes in the underlying population mortality since the table was published, company experience and forecast changes in future mortality. If appropriate, a margin is added to assurance mortality rates to allow for adverse future deviations. Annuitant mortality rates are adjusted to make allowance for future improvements in pensioner longevity. Improvements in annuitant mortality are based on a percentage of the medium cohort projection subject to a minimum of rate of improvement of 1.25 % per annum.
Costs
For non-linked contracts, allowance is made explicitly for future expected per policy costs.
Other Assumptions
The take-up rate of guaranteed annuity rate options on pension business is assumed as 60 % and 57 % for the years ended December 31, 2008 and December 31, 2007, respectively.
Key Assumptions impacting Value of Business Acquired (VOBA)
The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of acquisition. If assumptions were required about future mortality, morbidity, persistency and expenses, they were determined on a best estimate basis taking into account the business’s own experience. General economic assumptions were set considering the economic indicators at the date of acquisition.
The rate of VOBA amortization is determined by considering the profile of the business acquired and the expected depletion in future value. At the end of each accounting period, the remaining VOBA is tested against the future net profit expected related to the business that was in force at the date of acquisition. If there is insufficient net profit, the VOBA will be written down to its supportable value.

20-F            Additional Notes
Key Changes in Assumptions
Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a UK GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.
Sensitivity Analysis (in respect of Insurance Contracts only)
The following table presents the sensitivity of the Group’s profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity
in € m.	2008	2007	2008	2007
Variable:

Mortality[1] (worsening by ten percent)	(12)	(16)	(12)	(16)

Renewal expense (ten percent increase)	(1)	(1)	(1)	(1)

Interest rate[2] (one percent increase) (2007: one percent decrease)	(6)	(115)	(142)	88

1	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

2	In 2007 the impact of a decrease was shown as it had the more adverse effect.
For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations (“PADs”). For these contracts, under U.S. GAAP, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

[41] Current and Non-Current Assets and Liabilities
The following tables present an analysis of each asset and liability line item by contractual maturity as of December 31, 2008 and December 31, 2007.
Asset items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2008
Cash and due from banks	9,826	–	9,826

Interest-earning deposits with banks	63,900	839	64,739

Central bank funds sold and securities purchased under resale agreements	8,671	596	9,267

Securities borrowed	35,016	6	35,022

Financial assets at fair value through profit or loss	1,598,362	25,449	1,623,811

Financial assets available for sale	7,586	17,249	24,835

Equity method investments	–	2,242	2,242

Loans	103,436	165,845	269,281

Property and equipment	–	3,712	3,712

Goodwill and other intangible assets	–	9,877	9,877

Other assets	135,408	2,421	137,829

Assets for current tax	3,217	295	3,512

Total assets before deferred tax assets	1,965,422	228,531	2,193,953

Deferred tax assets			8,470

Total assets			2,202,423

Liability items as of December 31, 2008, follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2008
Deposits	360,298	35,255	395,553

Central bank funds purchased and securities sold under repurchase agreements	84,481	2,636	87,117

Securities loaned	3,206	10	3,216

Financial liabilities at fair value through profit or loss	1,308,128	25,637	1,333,765

Other short-term borrowings	39,115	–	39,115

Other liabilities	157,750	2,848	160,598

Provisions	1,418	–	1,418

Liabilities for current tax	1,086	1,268	2,354

Long-term debt	22,225	111,631	133,856

Trust preferred securities	983	8,746	9,729

Obligation to purchase common shares	4	–	4

Total liabilities before deferred tax liabilities	1,978,694	188,031	2,166,725

Deferred tax liabilities			3,784

Total liabilities			2,170,509

20-F            Additional Notes
Asset items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2007
Cash and due from banks	8,632	–	8,632

Interest-earning deposits with banks	21,156	459	21,615

Central bank funds sold and securities purchased under resale agreements	12,193	1,404	13,597

Securities borrowed	55,548	413	55,961

Financial assets at fair value through profit or loss	1,345,564	32,447	1,378,011

Financial assets available for sale	6,168	36,126	42,294

Equity method investments	–	3,366	3,366

Loans	73,826	125,066	198,892

Property and equipment	–	2,409	2,409

Goodwill and other intangible assets	–	9,383	9,383

Other assets	180,489	3,149	183,638

Assets for current tax	2,014	414	2,428

Total assets before deferred tax assets	1,705,590	214,636	1,920,226

Deferred tax assets			4,777

Total assets			1,925,003

Liability items as of December 31, 2007 follow.

	Amounts recovered or settled		Total
	within one	after one
in € m.	year	year	Dec 31, 2007
Deposits	417,994	39,952	457,946

Central bank funds purchased and securities sold under repurchase agreements	177,468	1,273	178,741

Securities loaned	9,405	160	9,565

Financial liabilities at fair value through profit or loss	818,436	51,649	870,085

Other short-term borrowings	53,410	–	53,410

Other liabilities	168,135	3,309	171,444

Provisions	1,295	–	1,295

Liabilities for current tax	2,460	1,761	4,221

Long-term debt	23,255	103,448	126,703

Trust preferred securities	–	6,345	6,345

Obligation to purchase common shares	871	2,682	3,553

Total liabilities before deferred tax liabilities	1,672,729	210,579	1,883,308

Deferred tax liabilities			2,380

Total liabilities			1,885,688

[42] Condensed Deutsche Bank AG (Parent Company only) Financial Statements
Condensed Statement of Income

in € m.	2008	2007	2006
Interest income, excluding dividends from subsidiaries	38,239	45,695	38,607

Dividends received from subsidiaries:
Bank subsidiaries	2,221	1,003	1,029
Nonbank subsidiaries	2,251	914	1,959

Interest expense	36,015	42,834	36,732

Net interest and dividend income	6,696	4,778	4,863

Provision for credit losses	259	85	(134)

Net interest and dividend income after provision for credit losses	6,437	4,693	4,997

Noninterest income:
Commissions and fee income	3,171	3,995	3,488
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(3,607)	8,023	7,375
Other income	(337)	(682)	(238)

Total noninterest income	(773)	11,336	10,625

Noninterest expenses:
Compensation and benefits	4,552	6,748	6,458
Other expenses	3,794	4,069	3,777
Services provided to affiliates, net	(370)	(496)	(269)

Total noninterest expenses	7,976	10,321	9,966

Income (loss) before income taxes	(2,312)	5,708	5,656

Income tax expense (benefit)	(1,356)	2,214	943

Net income (loss) attributable to Deutsche Bank shareholders	(956)	3,494	4,713

20-F            Additional Notes
Condensed Balance Sheet

in € m.	Dec 31, 2008	Dec 31, 2007
Assets:

Cash and due from banks:
Bank subsidiaries	227	332
Other	5,862	3,913

Interest-earning deposits with banks:
Bank subsidiaries	54,956	52,333
Other	31,240	16,270

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	42	639
Nonbank subsidiaries	36,060	92,664
Other	14,878	15,443

Financial assets at fair value through profit or loss:
Bank subsidiaries	5,990	3,939
Nonbank subsidiaries	80,512	16,868
Other	1,357,840	969,100

Financial assets available for sale	16,271	14,372

Equity method investments	494	499

Investment in subsidiaries:
Bank subsidiaries	6,121	6,056
Nonbank subsidiaries	36,112	35,499

Loans:
Bank subsidiaries	22,336	18,029
Nonbank subsidiaries	99,808	118,562
Other	112,651	68,221

Other assets:
Bank subsidiaries	3,284	2,902
Nonbank subsidiaries	33,113	37,552
Other	120,433	143,214

Total assets	2,038,230	1,616,407

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	93,115	91,621
Nonbank subsidiaries	72,040	73,160
Other	246,987	327,632

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	3,710	4,300
Nonbank subsidiaries	15,571	45,013
Other	24,652	45,026

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	6,116	4,483
Nonbank subsidiaries	80,081	10,694
Other	1,175,983	699,845

Other short-term borrowings:
Bank subsidiaries	323	741
Nonbank subsidiaries	10,169	144
Other	7,164	15,138

Other liabilities:
Bank subsidiaries	1,634	1,703
Nonbank subsidiaries	11,946	16,789
Other	124,060	124,842

Long-term debt	141,051	129,379

Total liabilities	2,014,602	1,590,510

Total shareholders’ equity	23,628	25,897

Total liabilities and shareholders’ equity	2,038,230	1,616,407

Condensed Statement of Cash Flows

in € m.	2008	2007	2006
Net income (loss)	(956)	3,494	4,713

Cash flows from operating activities:

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	269	111	(78)
Restructuring activities	–	(6)	127
Net gain on sale of financial assets available for sale, equity method investments, and other	(266)	(336)	(397)
Deferred income taxes, net	(491)	(543)	(227)
Impairment, depreciation and other amortization, and accretion	2,928	1,558	2,131

Income adjusted for noncash charges, credits and other items	1,484	4,278	6,269

Adjustments for net increase/decrease/change in operating assets and liabilities:
Interest-earning time deposits with banks	7,624	2,017	(3,055)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	57,767	(8,786)	19,308
Trading assets	(545,176)	(209,066)	16,630
Other financial assets at fair value through profit or loss	72,919	(30,631)	(8,193)
Loans	(10,324)	(28,227)	1,690
Other assets	36,859	(50,562)	(30,805)
Deposits	(80,267)	42,579	19,398
Trading liabilities	636,835	175,300	(52,502)
Other financial liabilities at fair value through profit or loss	(89,678)	48,256	10,152
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(50,407)	11,461	(7,113)
Other short-term borrowings	1,633	1,547	3,678
Other liabilities	(11,925)	28,806	28,614
Senior long-term debt	8,389	26,281	17,465
Other, net	53	(210)	3,380

Net cash provided by (used in) investing activities	35,786	13,043	24,916

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,270	4,201	2,089
Maturities of financial assets available for sale	15,878	4,311	2,732
Sale of equity method investments	218	769	1,447
Sale of property and equipment	7	134	1
Purchase of:
Financial assets available for sale	(26,496)	(6,713)	(13,288)
Equity method investments	(301)	(242)	(1,497)
Property and equipment	(348)	(342)	(398)
Net change in investments in subsidiaries	(2,187)	(1,666)	(6,280)
Other, net	(15)	(8)	(30)

Net cash provided by (used in) investing activities	(6,974)	444	(15,224)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	2,343	1,438

Repayments and extinguishments of subordinated long-term debt	(203)	(1,989)	(1,230)

Common shares issued under share-based compensation plans	19	389	680

Capital increase	2,200	–	–

Purchases of treasury shares	(21,708)	(41,128)	(38,830)

Sale of treasury shares	21,400	39,729	36,380

Cash dividends paid	(2,274)	(2,005)	(1,239)

Net cash provided by (used in) financing activities	(544)	(2,661)	(2,801)

Net effect of exchange rate changes on cash and cash equivalents	(125)	(109)	(34)

Net increase in cash and cash equivalents	28,143	10,717	6,857

Cash and cash equivalents at beginning of period	32,138	21,421	14,564

Cash and cash equivalents at end of period	60,281	32,138	21,421

Net cash provided by operating activities include

Income taxes paid (received), net	(1,923)	1,728	1,807

Interest paid	37,191	42,855	38,060

Interest and dividends received	44,524	47,612	41,595

Cash and cash equivalents comprise

Cash and due from banks	6,107	4,245	2,655

Interest-earning demand deposits with banks (not included: time deposits of € 33,086 m. at December 31, 2008 and € 40,710 m. and € 42,726 m. at December 31, 2007 and 2006)	54,174	27,893	18,766

Total	60,281	32,138	21,421

20-F            Additional Notes
The following table presents the Parent Company’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2008	Dec 31, 2007
in € m.	2009	2010	2011	2012	2013	2013	Total	Total
Senior debt:

Bonds and notes:
Fixed rate	8,926	6,166	13,619	11,479	7,551	29,751	77,492	72,041
Floating rate	8,446	8,860	6,719	9,144	2,806	10,719	46,694	43,756

Subordinated debt

Bonds and notes:
Fixed rate	1,255	900	597	1,549	2,164	5,901	12,366	8,873
Floating rate	1,607	1,534	614	499	47	198	4,499	4,709

Total long-term debt	20,234	17,460	21,549	22,671	12,568	46,569	141,051	129,379

Consistent with the presentation for 2008, the financial statements for 2007 and 2006 have been adjusted to allocate hedge accounting results to the parent.
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
Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, an indirect wholly-owned subsidiary of Deutsche Bank AG organized in the form of a Delaware business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a second wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or 10 years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the following 2008 condensed consolidating balance sheet, a total of € 4.7 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.
Each such issuance of Trust Preferred Securities is described in the table below.

	LLC	Issuance Date	Earliest	Parent Long-
Trust			Redemption Date	term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	October 18, 2011	€ 424 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 566 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	August 20, 2012	€ 813 million

Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	December 15, 2012	€ 569 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,396 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008	June 30, 2018	€ 894 million

1	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2008.

20-F            Additional Notes
Condensed Consolidating Statement of Income

2008	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated
Net interest income:
Interest income, including dividends from subsidiaries	42,711	1,307	43,220	(32,689)	54,549
Interest expense	36,015	809	30,759	(25,487)	42,096

Net interest and dividend income	6,696	498	12,461	(7,202)	12,453

Provision for credit losses	259	15	802	–	1,076

Net interest and dividend income after provision for credit losses	6,437	483	11,659	(7,202)	11,377

Noninterest income:
Commissions and fee income	3,171	601	5,977	–	9,749
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(3,607)	(148)	(6,906)	669	(9,992)
Net gains (losses) on financial assets available for sale	(335)	14	975	12	666
Other income	(2)	2	623	(9)	614

Total noninterest income	(773)	469	669	672	1,037

Noninterest expenses:
Compensation and benefits	4,552	383	4,671	–	9,606
Other expenses	3,424	219	5,016	(110)	8,549

Total noninterest expenses	7,976	602	9,687	(110)	18,155

Income (loss) before income taxes	(2,312)	350	2,641	(6,420)	(5,741)

Income tax expense (benefit)	(1,356)	91	(960)	380	(1,845)

Net income (loss)	(956)	259	3,601	(6,800)	(3,896)

Net income (loss) attributable to minority interest	–	14	33	(108)	(61)

Net income (loss) attributable to Deutsche Bank shareholders	(956)	245	3,568	(6,692)	(3,835)

2007	Parent	DBTC	Other sub-	Consolidat-	Deutsche
			sidiaries	ing entries	Bank AG
in € m.					consolidated
Net interest income:
Interest income, including dividends from subsidiaries	47,612	2,015	48,296	(33,248)	64,675
Interest expense	42,834	1,592	41,102	(29,702)	55,826

Net interest and dividend income	4,778	423	7,194	(3,546)	8,849

Provision for credit losses	85	12	675	(160)	612

Net interest and dividend income after provision for credit losses	4,693	411	6,519	(3,386)	8,237

Noninterest income:
Commissions and fee income	3,995	614	7,680	–	12,289
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	8,023	(4)	(704)	(140)	7,175
Net gains (losses) on financial assets available for sale	125	(4)	673	(1)	793
Other income	(807)	86	1,979	381	1,639

Total noninterest income	11,336	692	9,628	240	21,896

Noninterest expenses:
Compensation and benefits	6,748	443	5,931	–	13,122
Other expenses	3,573	394	4,771	(476)	8,262

Total noninterest expenses	10,321	837	10,702	(476)	21,384

Income (loss) before income taxes	5,708	266	5,445	(2,670)	8,749

Income tax expense (benefit)	2,214	198	(44)	(129)	2,239

Net income (loss)	3,494	68	5,489	(2,541)	6,510

Net income (loss) attributable to minority interest	–	26	33	(23)	36

Net income (loss) attributable to Deutsche Bank shareholders	3,494	42	5,456	(2,518)	6,474

20-F            Additional Notes

2006	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated
Net interest income:
Interest income, including dividends from subsidiaries	41,595	2,847	43,466	(29,633)	58,275
Interest expense	36,732	1,886	36,225	(23,576)	51,267

Net interest and dividend income	4,863	961	7,241	(6,057)	7,008

Provision for credit losses	(134)	45	401	(14)	298

Net interest and dividend income after provision for credit losses	4,997	916	6,840	(6,043)	6,710

Noninterest income:
Commissions and fee income	3,488	571	7,137	(1)	11,195
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,375	(432)	2,070	(121)	8,892
Net gains (losses) on financial assets available for sale	238	30	326	(3)	591
Other income	(476)	261	(8)	1,031	808

Total noninterest income	10,625	430	9,525	906	21,486

Noninterest expenses:
Compensation and benefits	6,458	426	5,614	–	12,498
Other expenses	3,508	483	3,538	(170)	7,359

Total noninterest expenses	9,966	909	9,152	(170)	19,857

Income (loss) before income taxes	5,656	437	7,213	(4,967)	8,339

Income tax expense (benefit)	943	157	1,032	128	2,260

Net income (loss)	4,713	280	6,181	(5,095)	6,079

Net income (loss) attributable to minority interest	–	10	8	(9)	9

Net income (loss) attributable to Deutsche Bank shareholders	4,713	270	6,173	(5,086)	6,070

Condensed Consolidating Balance Sheet

Dec 31, 2008	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated
Assets:
Cash and due from banks	6,089	979	4,822	(2,064)	9,826
Interest-earning deposits with banks	86,196	19,675	197,573	(238,705)	64,739
Central bank funds sold, securities purchased under resale agreements, securities borrowed	50,980	844	50,493	(58,028)	44,289
Financial assets at fair value through profit or loss	1,444,342	3,262	219,691	(43,484)	1,623,811
Financial assets available for sale	16,271	418	62,759	(54,613)	24,835
Equity method investments	494	33	1,695	20	2,242
Loans	234,795	22,272	242,489	(230,275)	269,281
Other assets	199,063	1,941	91,858	(129,462)	163,400

Total assets	2,038,230	49,424	871,380	(756,611)	2,202,423

Liabilities:
Deposits	412,142	13,221	212,127	(241,937)	395,553
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	43,933	9,670	94,761	(58,031)	90,333
Financial liabilities at fair value through profit or loss	1,262,180	595	111,570	(40,580)	1,333,765
Other short-term borrowings	17,656	19,295	128,677	(126,513)	39,115
Other liabilities	137,640	2,560	82,794	(54,836)	168,158
Long-term debt	141,051	1,269	151,725	(160,189)	133,856
Trust preferred securities	–	–	9,729	–	9,729

Total liabilities	2,014,602	46,610	791,383	(682,086)	2,170,509

Total shareholders’ equity	23,628	2,061	78,758	(73,744)	30,703

Minority interest	–	753	1,239	(781)	1,211

Total equity	23,628	2,814	79,997	(74,525)	31,914

Total liabilities and equity	2,038,230	49,424	871,380	(756,611)	2,202,423

Dec 31, 2007	Parent	DBTC	Other sub-	Consolidating	Deutsche
			sidiaries	entries	Bank AG
in € m.					consolidated
Assets:
Cash and due from banks	4,245	1,454	5,170	(2,237)	8,632
Interest-earning deposits with banks	68,603	3,473	185,423	(235,884)	21,615
Central bank funds sold, securities purchased under resale agreements, securities borrowed	108,746	2,785	107,892	(149,865)	69,558
Financial assets at fair value through profit or loss	989,907	8,786	412,731	(33,413)	1,378,011
Financial assets available for sale	14,372	1,833	48,331	(22,242)	42,294
Equity method investments	499	75	2,776	16	3,366
Loans	204,812	17,007	181,213	(204,140)	198,892
Other assets	225,223	2,104	103,105	(127,797)	202,635

Total assets	1,616,407	37,517	1,046,641	(775,562)	1,925,003

Liabilities:
Deposits	492,413	9,072	194,838	(238,377)	457,946
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	94,339	4,426	239,405	(149,864)	188,306
Financial liabilities at fair value through profit or loss	715,022	588	180,570	(26,095)	870,085
Other short-term borrowings	16,023	16,962	146,857	(126,432)	53,410
Other liabilities	143,334	2,165	94,247	(56,853)	182,893
Long-term debt	129,379	1,809	102,268	(106,753)	126,703
Trust preferred securities	–	–	6,345	–	6,345

Total liabilities	1,590,510	35,022	964,530	(704,374)	1,885,688

Total shareholders’ equity	25,897	1,761	80,782	(70,547)	37,893

Minority interest	–	734	1,329	(641)	1,422

Total equity	25,897	2,495	82,111	(71,188)	39,315

Total liabilities and equity	1,616,407	37,517	1,046,641	(775,562)	1,925,003

20-F            Additional Notes
Condensed Consolidating Statement of Cash Flows

2008	Parent	DBTC	Other sub-	Deutsche
			sidiaries[1]	Bank AG
				consolidat-
in € m.				ed
Net cash provided by (used in) operating activities	35,786	14,285	(12,954)	37,117

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	6,270	2,088	11,075	19,433
Maturities of financial assets available for sale	15,878	165	2,670	18,713
Sale of equity method investments	218	69	393	680
Sale of property and equipment	7	16	84	107

Purchase of:
Financial assets available for sale	(26,496)	(747)	(10,576)	(37,819)
Equity method investments	(301)	(27)	(553)	(881)
Property and equipment	(348)	(45)	(546)	(939)

Net cash paid for business combinations/divestitures	–	–	(24)	(24)

Other, net	(2,202)	(19)	2,182	(39)

Net cash provided by (used in) investing activities	(6,974)	1,500	4,705	(769)

Cash flows from financing activities:

Issuances of subordinated long-term debt	22	–	501	523

Repayments and extinguishments of subordinated long-term debt	(203)	(206)	(250)	(659)

Issuances of trust preferred securities	–	–	3,404	3,404

Repayments and extinguishments of trust preferred securities	–	–	–	–

Common shares issued under share-based compensation plans	19	–	–	19

Capital increase	2,200	–	–	2,200

Purchases of treasury shares	(21,708)	–	(28)	(21,736)

Sale of treasury shares	21,400	–	26	21,426

Cash dividends paid	(2,274)	–	–	(2,274)

Other, net	–	(10)	327	317

Net cash provided by (used in) financing activities	(544)	(216)	3,980	3,220

Net effect of exchange rate changes on cash and cash equivalents	(125)	63	(340)	(402)

Net increase (decrease) in cash and cash equivalents	28,143	15,632	(4,609)	39,166

Cash and cash equivalents at beginning of period	32,138	1,619	(7,659)	26,098

Cash and cash equivalents at end of period	60,281	17,251	(12,268)	65,264

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(1,923)	33	(605)	(2,495)

Interest paid	37,191	913	5,620	43,724

Interest and dividends received	44,524	1,565	8,460	54,549

Cash and cash equivalents comprise

Cash and due from banks	6,107	979	2,740	9,826

Demand deposits with banks	54,174	16,272	(15,008)	55,438

Total	60,281	17,251	(12,268)	65,264

1	This column includes amounts for other subsidiaries and intercompany cash flows.

2007	Parent	DBTC	Other sub-	Deutsche
			sidiaries[1]	Bank AG
				consolidat-
in € m.				ed
Net cash provided by (used in) operating activities	13,043	436	3,311	16,790

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,201	597	7,672	12,470
Maturities of financial assets available for sale	4,311	403	3,465	8,179
Sale of equity method investments	769	24	538	1,331

Sale of property and equipment	134	1	852	987

Purchase of:
Financial assets available for sale	(6,713)	(1,493)	(17,024)	(25,230)
Equity method investments	(242)	(10)	(1,013)	(1,265)

Property and equipment	(342)	(58)	(275)	(675)

Net cash paid for business combinations/divestitures	–	–	(648)	(648)

Other, net	(1,674)	(36)	2,173	463

Net cash provided by (used in) investing activities	444	(572)	(4,260)	(4,388)

Cash flows from financing activities:

Issuances of subordinated long-term debt	2,343	–	(1,914)	429

Repayments and extinguishments of subordinated long-term debt	(1,989)	(159)	(661)	(2,809)

Issuances of trust preferred securities	–	–	1,874	1,874

Repayments and extinguishments of trust preferred securities	–	(141)	(279)	(420)

Common shares issued under share-based compensation plans	389	–	–	389

Purchases of treasury shares	(41,128)	–	–	(41,128)

Sale of treasury shares	39,729	–	–	39,729

Cash dividends paid	(2,005)	–	–	(2,005)

Other, net	–	(4)	576	572

Net cash provided by (used in) financing activities	(2,661)	(304)	(404)	(3,369)

Net effect of exchange rate changes on cash and cash equivalents	(109)	–	(180)	(289)

Net increase (decrease) in cash and cash equivalents	10,717	(440)	(1,533)	8,744

Cash and cash equivalents at beginning of period	21,421	2,059	(6,126)	17,354

Cash and cash equivalents at end of period	32,138	1,619	(7,659)	26,098

Net cash provided by operating activities include

Income taxes paid, net	1,728	370	708	2,806

Interest paid	42,855	1,426	10,785	55,066

Interest and dividends received	47,612	1,371	15,692	64,675

Cash and cash equivalents comprise

Cash and due from banks	4,245	1,455	2,932	8,632

Demand deposits with banks	27,893	164	(10,591)	17,466

Total	32,138	1,619	(7,659)	26,098

1	This column includes amounts for other subsidiaries and intercompany cash flows.

20-F            Additional Notes

2006	Parent	DBTC	Other sub-	Deutsche
			sidiaries[1]	Bank AG
				consolidat-
in € m.				ed
Net cash provided by (used in) operating activities	24,916	(29)	(13,723)	11,164

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	2,089	58	9,805	11,952
Maturities of financial assets available for sale	2,732	515	3,098	6,345
Sale of equity method investments	1,447	–	2,450	3,897
Sale of property and equipment	1	–	122	123

Purchase of:
Financial assets available for sale	(13,288)	(298)	(9,121)	(22,707)
Equity method investments	(1,497)	(6)	(165)	(1,668)
Property and equipment	(398)	(13)	(195)	(606)

Net cash paid for business combinations/divestitures	–	–	(1,120)	(1,120)

Other, net	(6,310)	(53)	6,677	314

Net cash provided by (used in) investing activities	(15,224)	203	11,551	(3,470)

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,438	514	(976)	976

Repayments and extinguishments of subordinated long-term debt	(1,230)	(633)	(113)	(1,976)

Issuances of trust preferred securities	–	–	1,043	1,043

Repayments and extinguishments of trust preferred securities	–	–	(390)	(390)

Common shares issued under share-based compensation plans	680	–	–	680

Purchases of treasury shares	(38,830)	–	–	(38,830)

Sale of treasury shares	36,380	–	–	36,380

Cash dividends paid	(1,239)	–	–	(1,239)

Other, net	–	(25)	129	104

Net cash provided by (used in) financing activities	(2,801)	(144)	(307)	(3,252)

Net effect of exchange rate changes on cash and cash equivalents	(34)	–	(476)	(510)

Net increase (decrease) in cash and cash equivalents	6,857	30	(2,955)	3,932

Cash and cash equivalents at beginning of period	14,564	2,266	(3,408)	13,422

Cash and cash equivalents at end of period	21,421	2,296	(6,363)	17,354

Net cash provided by operating activities include

Income taxes paid, net	1,807	121	1,174	3,102

Interest paid	38,060	1,584	10,277	49,921

Interest and dividends received	41,595	2,147	14,533	58,275

Cash and cash equivalents comprise

Cash and due from banks	2,655	2,077	2,276	7,008

Demand deposits with banks	18,766	219	(8,639)	10,346

Total	21,421	2,296	(6,363)	17,354

1	This column includes amounts for other subsidiaries and intercompany cash flows.
Consistent with the presentation for 2008, the financial statements for 2007 and 2006 have been adjusted to allocate hedge accounting results to the parent.

[44] Events after the Balance Sheet Date
Postbank. On January 14, 2009, Deutsche Bank AG and Deutsche Post AG agreed on an amended transaction structure for Deutsche Bank’s acquisition of Deutsche Postbank AG shares based on the purchase price agreed in September 2008. The contract comprises three tranches and closed on February 25, 2009. As a first step, Deutsche Bank AG acquired 50 million Postbank shares – corresponding to a stake of 22.9% – in a capital increase of 50 million Deutsche Bank shares against a contribution in kind excluding subscription rights. Therefore, upon closing of the new structure the Group’s Tier 1 capital consumption was reduced compared to the previous structure. The Deutsche Bank shares will be issued from authorized capital. As a result, Deutsche Post will acquire a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it can dispose of from the end of April 2009, with the other half disposable from mid-June 2009. At closing, Deutsche Bank AG acquired mandatory exchangeable bonds issued by Deutsche Post. After three years, these bonds will be exchanged for 60 million Postbank shares, or a 27.4 % stake. Put and call options are in place for the remaining 26.4 million shares, equal to a 12.1 % stake in Deutsche Postbank. In addition, Deutsche Bank AG paid cash collateral of € 1.1 billion for the options which are exercisable between the 36th and 48th month after closing.
Cosmopolitan Resort and Casino. As disclosed in Note [19] Property and Equipment, in September 2008 the Group foreclosed on the Cosmopolitan Resort and Casino property and has continued to develop the project. The property is classified as investment property under construction in Premises and equipment, and had a carrying value of € 1.1 billion as at December 31, 2008.
In the first quarter of 2009, there was evidence of a significant deterioration of condominium, hotel and casino market conditions in Las Vegas. In light of this, the Group is currently considering various alternatives for the future development and execution of the Cosmopolitan Resort and Casino project. The recoverable value of the asset is dependent on developing market conditions and the course of action taken by the Group. As a result it is possible that an impairment to the carrying value may be required in 2009 which cannot be reliably quantified at this time.

20-F            Additional Notes
(This page intentionally left blank)

Supplemental Financial Information (Unaudited)
Industry Guide 3 Information
Amounts for 2008, 2007 and 2006 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts prior to 2006 are prepared under U.S. GAAP.
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

20-F            Supplemental Financial Information (Unaudited)

Average balance sheet and net interest income	2008			2007			2006
in € m.	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
(unless stated otherwise)	balance		yield/rate	balance		yield/rate	balance		yield/rate
Assets:

Interest-earning deposits with banks:
In German offices	12,953	464	3.58%	8,816	417	4.73%	7,546	251	3.33%
In Non-German offices	22,083	849	3.84%	15,662	967	6.18%	15,881	1,107	6.97%

Total interest-earning deposits with banks	35,036	1,313	3.75%	24,478	1,384	5.66%	23,427	1,358	5.80%

Central bank funds sold and securities purchased under resale agreements:
In German offices	1,913	103	5.41%	2,111	139	6.59%	3,159	85	2.68%
In Non-German offices	20,005	861	4.30%	11,475	951	8.29%	13,151	1,160	8.82%

Total central bank funds sold and securities purchased under resale agreements	21,918	964	4.40%	13,586	1,090	8.02%	16,310	1,245	7.63%

Securities borrowed:
In German offices	3,661	54	1.48%	2,897	60	2.08%	1,335	39	2.90%
In Non-German offices	45,724	957	2.09%	69,403	3,724	5.36%	67,296	3,512	5.22%

Total securities borrowed	49,385	1,011	2.05%	72,300	3,784	5.23%	68,631	3,551	5.17%

Financial assets at fair value through profit or loss:
In German offices	51,923	2,466	4.75%	69,165	3,176	4.59%	68,212	2,615	3.83%
In Non-German offices	710,867	32,472	4.57%	756,215	39,744	5.26%	634,724	36,580	5.76%

Total financial assets at fair value through profit or loss	762,790	34,938	4.58%	825,380	42,920	5.20%	702,936	39,195	5.58%

Financial assets available for sale:
In German offices	13,286	488	3.67%	14,818	420	2.84%	12,962	276	2.13%
In Non-German offices	24,430	1,084	4.44%	25,974	1,376	5.30%	23,836	1,288	5.40%

Total financial assets available for sale	37,716	1,572	4.17%	40,792	1,796	4.40%	36,798	1,564	4.25%

Loans:
In German offices	98,051	5,425	5.53%	89,439	5,016	5.61%	83,372	4,260	5.11%
In Non-German offices	135,495	6,844	5.05%	102,196	5,885	5.76%	96,715	5,084	5.26%

Total loans	233,546	12,269	5.25%	191,635	10,901	5.69%	180,087	9,344	5.19%

Total other interest-earning assets	76,275	2,482	3.25%	58,020	2,800	4.83%	43,428	2,018	4.65%

Total interest-earning assets	1,216,666	54,549	4.48%	1,226,191	64,675	5.27%	1,071,617	58,275	5.44%

Cash and due from banks	8,680			8,054			6,822

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	196,527			133,680			124,948
In Non-German offices	578,295			258,302			204,120

All other assets	154,359			177,097			162,734

Allowance for credit losses	(1,741)			(1,669)			(1,710)

Total assets	2,152,786			1,801,655			1,568,531

% of assets attributable to Non-German offices	81%			80%			79%

Average balance sheet and net interest income	2008			2007			2006
in € m.	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
(unless stated otherwise)	balance		yield/rate	balance		yield/rate	balance		yield/rate
Liabilities and equity:

Interest-bearing deposits:

In German offices:
Time deposits	45,116	1,761	3.90%	43,681	1,850	4.23%	39,514	1,426	3.61%
Savings deposits	44,117	1,585	3.59%	33,736	1,048	3.11%	24,697	543	2.20%
Demand deposits	44,912	1,227	2.73%	36,475	1,120	3.07%	28,588	674	2.36%

Total in German offices	134,145	4,573	3.41%	113,892	4,018	3.53%	92,799	2,643	2.85%

In Non-German offices:
Time deposits	173,068	5,622	3.25%	200,951	9,337	4.65%	181,437	8,306	4.58%
Savings deposits	10,111	254	2.52%	7,730	193	2.50%	8,577	177	2.06%
Demand deposits	91,880	2,566	2.79%	86,029	3,823	4.44%	76,076	2,899	3.81%

Total in Non-German offices	275,059	8,442	3.07%	294,710	13,353	4.53%	266,090	11,382	4.28%

Total interest-bearing deposits	409,204	13,015	3.18%	408,602	17,371	4.25%	358,889	14,025	3.91%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	11,431	346	3.03%	18,586	722	3.88%	20,379	523	2.56%
In Non-German offices	167,767	4,079	2.43%	120,768	6,147	5.09%	94,561	5,265	5.57%

Total central bank funds purchased and securities sold under repurchase agreements	179,198	4,425	2.47%	139,354	6,869	4.93%	114,940	5,788	5.04%

Securities loaned:
In German offices	256	0	0.19%	131	6	4.60%	310	2	0.76%
In Non-German offices	9,469	304	3.21%	16,903	990	5.86%	14,932	796	5.33%

Total securities loaned	9,725	304	3.13%	17,034	996	5.85%	15,242	798	5.24%

Financial liabilities at fair value through profit or loss:
In German offices	31,122	1,462	4.70%	35,991	1,422	3.95%	34,064	1,387	4.07%
In Non-German offices	285,323	13,349	4.68%	325,784	19,567	6.01%	277,903	21,244	7.64%

Total financial liabilities at fair value through profit or loss	316,445	14,811	4.68%	361,775	20,989	5.80%	311,967	22,631	7.25%

Other short-term borrowings:
In German offices	2,056	115	5.59%	2,057	109	5.30%	1,701	88	5.18%
In Non-German offices	50,925	1,790	3.51%	48,971	2,556	5.22%	47,661	2,620	5.50%

Total other short-term borrowings	52,981	1,905	3.60%	51,028	2,665	5.22%	49,362	2,708	5.49%

Long-term debt and trust preferred securities:
In German offices	62,041	3,071	4.95%	53,090	2,401	4.52%	47,713	1,764	3.70%
In Non-German offices	76,445	2,773	3.63%	74,393	2,850	3.83%	69,153	2,034	2.94%

Total long-term debt and trust preferred securities	138,486	5,844	4.22%	127,483	5,251	4.12%	116,866	3,798	3.25%

Total other interest-bearing liabilities	73,592	1,792	2.43%	44,775	1,685	3.76%	37,867	1,519	4.01%

Total interest-bearing liabilities	1,179,631	42,096	3.57%	1,150,051	55,826	4.85%	1,005,133	51,267	5.10%

Noninterest-bearing deposits:
In German offices	22,380			24,088			21,834
In Non-German offices	7,655			7,234			6,892

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	188,442			131,167			125,255
In Non-German offices	568,384			275,256			217,006

All other noninterest-bearing liabilities	150,102			176,925			161,834

Total shareholders’ equity	34,442			36,134			29,906

Minority interest	1,750			800			671

Total equity	36,192			36,934			30,577

Total liabilities and equity	2,152,786			1,801,655			1,568,531

% of liabilities attributable to Non-German offices	74%			74%			74%

Rate spread	0.91%			0.42%			0.34%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	0.14%			0.47%			0.74%
In Non-German offices	1.35%			0.93%			0.81%

Total	1.02%			0.72%			0.65%

20-F            Supplemental Financial Information (Unaudited)
The following table presents an analysis of changes in net interest income between the periods specified, indicating for each category of assets and liabilities, how much of the change in net interest income arose from changes in the volume of the category of assets or liabilities and how much arose from changes in the interest rate applicable to the category. Changes due to a combination of volume and rate are allocated proportionally.

	2008 over 2007 due to changes in			2007 over 2006 due to changes in
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income

Interest-earning deposits with banks:
German offices	47	164	(117)	166	47	119
Non-German offices	(118)	319	(437)	(140)	(15)	(125)

Total interest-earning deposits with banks	(71)	483	(554)	26	32	(6)

Central bank funds sold and securities purchased under resale agreements:
German offices	(36)	(12)	(24)	54	(36)	90
Non-German offices	(90)	501	(591)	(209)	(142)	(67)

Total central bank funds sold and securities purchased under resale agreements	(126)	489	(615)	(155)	(178)	23

Securities borrowed:
German offices	(6)	14	(20)	21	35	(14)
Non-German offices	(2,767)	(992)	(1,775)	212	112	100

Total securities borrowed	(2,773)	(978)	(1,795)	233	147	86

Financial assets at fair value through profit or loss:
German offices	(710)	(816)	106	561	37	524
Non-German offices	(7,272)	(2,285)	(4,987)	3,164	6,579	(3,415)

Total financial assets at fair value through profit or loss	(7,982)	(3,101)	(4,881)	3,725	6,616	(2,891)

Financial assets available for sale
German offices	68	(47)	115	144	43	101
Non-German offices	(292)	(78)	(214)	88	114	(26)

Total financial assets available for sale	(224)	(125)	(99)	232	157	75

Loans:
German offices	409	477	(68)	756	323	433
Non-German offices	959	1,746	(787)	801	300	501

Total loans	1,368	2,223	(855)	1,557	623	934

Other interest-earning assets	(318)	1,678	(1,996)	782	656	126

Total interest and similar income	(10,126)	669	(10,795)	6,400	8,053	(1,653)

Interest expense:

Interest-bearing deposits:
German offices	555	694	(139)	1,375	671	704
Non-German offices	(4,911)	(841)	(4,070)	1,971	1,271	700

Total interest-bearing deposits	(4,356)	(147)	(4,209)	3,346	1,942	1,404

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(376)	(239)	(137)	199	(49)	248
Non-German offices	(2,068)	1,859	(3,927)	882	1,364	(482)

Total central bank funds purchased and securities sold under repurchase agreements	(2,444)	1,620	(4,064)	1,081	1,315	(234)

Securities loaned:
German offices	(6)	3	(9)	4	(2)	6
Non-German offices	(686)	(338)	(348)	194	111	83

Total securities loaned	(692)	(335)	(357)	198	109	89

Financial liabilities at fair value through profit or loss:
German offices	40	(208)	248	35	77	(42)
Non-German offices	(6,218)	(2,237)	(3,981)	(1,677)	3,311	(4,988)

Total financial liabilities at fair value through profit or loss	(6,178)	(2,445)	(3,733)	(1,642)	3,388	(5,030)

Other short-term borrowings:
German offices	6	0	6	21	18	3
Non-German offices	(766)	60	(826)	(64)	72	(136)

Total other short-term borrowings	(760)	60	(820)	(43)	90	(133)

Long-term debt and trust preferred securities:
German offices	670	429	241	637	214	423
Non-German offices	(77)	77	(154)	816	163	653

Total long-term debt and trust preferred securities	593	506	87	1,453	377	1,076

Other interest-bearing liabilities	107	773	(666)	166	256	(90)

Total interest expense	(13,730)	32	(13,762)	4,559	7,477	(2,918)

Net change in net interest income	3,604	637	2,967	1,841	576	1,265

Investment Portfolio (Securities Available for Sale)
The fair values of the Group’s investment portfolio as of December 31, 2008, 2007 and 2006 were as follows.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Debt securities:
German government	2,672	2,466	2,879
U.S. Treasury and U.S. government agencies	302	1,349	1,348
U.S. local (municipal) governments	1	273	1
Other foreign governments	3,700	3,347	3,247
Corporates	6,035	7,753	7,217
Other asset-backed securities	372	6,847	6,633
Mortgage-backed securities, including obligations of U.S. federal agencies	87	3,753	4,182
Other debt securities	4,797	4,631	1,065

Total debt securities	17,966	30,419	26,572

Equity securities:
Equity shares	4,539	7,934	7,294
Investment certificates and mutual funds	208	306	519

Total equity securities	4,747	8,240	7,813

Total	22,713	38,659	34,385

As of December 31, 2008, there were no securities of an individual issuer that exceeded 10 % of the Group’s total shareholders’ equity.
The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2008:

	Up to one year		More than one year		More than five years		More than ten years		Total
			and up to five years		and up to ten years
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	39	3.52%	32	2.99%	45	3.45%	2,556	3.51%	2,672	3.50%

U.S. Treasury and U.S. government agencies	302	2.84%	–	–	–	–	–	–	302	2.84%

U.S. local (municipal) governments	1	2.76%	–	–	–	–	–	–	1	2.76%

Other foreign governments	1,528	2.31%	169	5.28%	253	5.49%	1,750	3.84%	3,700	3.39%

Corporates	191	5.22%	1,017	4.90%	2,965	5.09%	1,862	6.04%	6,035	5.38%

Other asset-backed securities	–	–	–	–	36	5.54%	336	4.91%	372	4.97%

Mortgage-backed securities, principally obligations of U.S. federal agencies	6	2.76%	73	2.53%	8	2.26%	–	–	87	2.51%

Other debt securities	4,290	2.26%	48	3.98%	140	4.76%	319	4.90%	4,797	2.57%

Total fair value	6,357	2.42%	1,339	4.61%	3,447	5.13%	6,823	4.72%	17,966	3.98%

Total amortized cost	6,365		1,302		3,482		7,195		18,343

20-F            Supplemental Financial Information (Unaudited)
Loans Outstanding
The following table presents the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
German:
Banks and insurance	12,397	792	1,160	1,769	2,047
Manufacturing	7,268	7,057	6,516	6,620	7,364
Households	48,514	46,490	44,902	43,196	40,936
Public sector	5,437	3,046	1,812	1,462	1,474
Wholesale and retail trade	3,444	3,227	3,013	3,394	3,742
Commercial real estate activities	13,869	10,200	10,071	10,625	11,100
Lease financing	1,030	1,548	1,017	1,001	820
Other	13,357	12,719	14,239	11,508	11,586

Total German	105,316	85,079	82,730	79,575	79,069

Non-German:
Banks and insurance	14,601	12,057	11,204	5,907	5,740
Manufacturing	11,775	9,010	7,211	9,083	5,906
Households	34,862	24,373	24,681	19,261	16,140
Public sector	4,535	2,040	2,341	1,167	1,804
Wholesale and retail trade	8,317	5,689	7,501	8,683	6,546
Commercial real estate activities	13,214	6,276	3,971	2,634	3,004
Lease financing	1,670	1,796	2,273	1,810	1,726
Other	78,077	54,368	38,406	25,143	18,830

Total Non-German	167,051	115,610	97,587	73,688	59,696

Gross loans	272,367	200,689	180,318	153,263	138,765

(Deferred expense)/unearned income	1,148	92	124	(20)	76

Loan less (deferred expense)/unearned income	271,219	200,597	180,194	153,283	138,689

Included in the category “other” is investment counseling and administration exposure of € 31.2 billion and € 20.4 billion for December 31, 2008 and December 31, 2007, respectively.

Loan Maturities and Sensitivity to Changes in Interest Rates
The following table presents an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2008.

Dec 31, 2008	Within one	After one but	After five	Total
	year	within five	years
in € m.		years
German:
Banks and insurance	12,085	129	183	12,397
Manufacturing	4,260	2,252	756	7,268
Households (excluding mortgages)	3,656	4,495	4,718	12,869
Households – mortgages	2,430	6,766	26,449	35,645
Public sector	3,815	1,404	218	5,437
Wholesale and retail trade	2,499	631	314	3,444
Commercial real estate activities	4,421	2,510	6,938	13,869
Other	6,125	4,184	3,048	13,357

Total German	39,291	22,371	42,624	104,286

Non-German:
Banks and insurance	4,967	4,465	5,169	14,601
Manufacturing	7,631	3,223	921	11,775
Households (excluding mortgages)	4,236	6,937	6,881	18,054
Households – mortgages	1,878	1,465	13,465	16,808
Public sector	2,119	189	2,227	4,535
Wholesale and retail trade	6,299	1,507	511	8,317
Commercial real estate activities	5,389	3,881	3,944	13,214
Other	32,136	15,839	30,102	78,077

Total Non-German	64,655	37,506	63,220	165,381

Gross loans	103,946	59,877	105,844	269,667

(Deferred expense)/unearned income	121	563	464	1,148

Loans less (deferred expense)/unearned income	103,825	59,314	105,380	268,519

The following table presents volumes of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2008, that had residual maturities of more than one year from that date, showing the split between those at fixed and those at floating or adjustable interest rates.

Dec 31, 2008	After one but	After five	Total
	within five	years
in € m.	years
Fixed rate loans	33,318	62,717	96,035

Floating or adjustable rate loans	25,996	42,663	68,659

Total	59,314	105,380	164,694

20-F            Supplemental Financial Information (Unaudited)
Problem Loans
The Group’s problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in this disclosure. The following table presents total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

in € m.	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004
Nonaccrual loans:
German	1,738	1,913	2,167	2,771	3,146
Non-German	2,472	918	753	779	1,353

Total nonaccrual loans	4,210	2,831	2,920	3,550	4,499

Loans 90 days or more past due and still accruing:
German	183	199	183	198	236
Non-German	18	21	2	4	11

Total loans 90 days or more past due and still accruing	201	220	185	202	247

Troubled debt restructurings:
German	122	49	85	48	71
Non-German	22	44	24	71	18

Total troubled debt restructurings	144	93	109	119	89

Additionally, as of December 31, 2008, the Group had € 4 million of lease financing transactions that were nonperforming. This amount is not included in the Group’s total problem loans.
The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded, in 2008, if those loans had been current in accordance with their original terms and had been outstanding throughout 2008 or since their origination, if the Group only held them for part of 2008. It also shows the amount of interest income on those loans that was included in net income for 2008. The reduction of interest revenue the Group experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2008
German loans:
Gross amount of interest that would have been recorded at original rate	88
Less interest, net of reversals, recognized in interest revenue	30

Reduction of interest revenue	58

Non-German loans:
Gross amount of interest that would have been recorded at original rate	94
Less interest, net of reversals, recognized in interest revenue	41

Reduction of interest revenue	53

Total reduction of interest revenue	111

Foreign Outstandings
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2008, 2007 and 2006. As of December 31, 2008, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructurings or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2008	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	9,296	20,696	107,222	10,787	69,705	217,706	9.88%

Great Britain	13,979	21,968	15,498	2,091	2,979	56,515	2.57%

Luxembourg	4,010	3,387	28,190	2,388	3,325	41,300	1.88%

France	6,071	2,651	22,387	3,848	–	34,957	1.59%

Italy	8,109	3,930	9,407	366	11,494	33,306	1.51%

Netherlands	4,740	1,417	14,649	5,187	–	25,993	1.18%

Cayman Islands	116	54	19,758	5,727	–	25,655	1.16%

Japan	1,625	2,145	16,132	111	4,420	24,433	1.11%

Spain	6,358	2,239	7,980	878	4,831	22,286	1.01%

1	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2007	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	21,415	11,475	191,257	16,015	236,631	476,793	23.51%

Great Britain	7,926	10,952	12,250	2,236	105,759	139,123	6.86%

France	7,874	7,202	38,021	4,770	–	57,867	2.85%

Italy	8,208	7,770	24,086	478	5,234	45,776	2.26%

Luxembourg	5,605	2,091	26,419	1,979	–	36,094	1.78%

Spain	7,316	4,344	12,016	1,165	4,278	29,119	1.44%

Japan	1,912	4,377	21,505	251	–	28,045	1.38%

Netherlands	4,799	2,714	15,712	4,819	–	28,044	1.38%

Cayman Islands	217	321	21,949	1,042	–	23,529	1.16%

Switzerland	1,818	903	11,071	2,024	2,635	18,451	0.91%

Russia	7,484	758	7,026	297	–	15,565	0.77%

1	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2006	Banks and	Govern-	Other[1]	Commit-	Net local	Total	Percent
	other	ments and		ments	country
	financial	Official			claim
in € m.	institutions	institutions
United States	17,406	8,443	155,814	19,757	125,796	327,216	20.65%

France	5,302	7,849	30,686	6,414	–	50,251	3.17%

Italy	7,699	14,316	20,910	814	2,933	46,672	2.95%

Netherlands	3,565	3,344	15,465	4,558	–	26,932	1.70%

Spain	4,719	6,335	10,709	1,138	3,360	26,261	1.66%

Luxembourg	7,342	1,556	13,567	2,522	–	24,987	1.58%

Great Britain	6,422	5,288	11,085	1,547	–	24,342	1,54%

Japan	2,154	4,411	17,067	56	–	23,688	1.49%

Ireland	2,008	1,717	5,827	9,501	5	19,058	1.20%

Switzerland	1,510	610	8,293	1,506	1,243	13,162	0.83%

1	Other includes commercial and industrial, insurance and other loans.

20-F            Supplemental Financial Information (Unaudited)
Allowance for Loan Losses
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m.
(unless stated otherwise)	2008	2007	2006	2005	2004
Balance, beginning of year	1,705	1,670	1,832	2,345	3,281

Charge-offs:

German:
Banks and insurance	(2)	(1)	(2)	(1)	(3)
Manufacturing	(53)	(58)	(78)	(61)	(80)
Households (excluding mortgages)	(330)	(287)	(244)	(216)	(185)
Households – mortgages	(32)	(26)	(35)	(36)	(39)
Public sector	–	–	–	–	–
Wholesale and retail trade	(41)	(28)	(40)	(54)	(78)
Commercial real estate activities	(19)	(41)	(96)	(112)	(106)
Lease financing	–	–	–	(3)	–
Other	(127)	(76)	(102)	(162)	(231)
German total	(604)	(518)	(596)	(645)	(722)

Non-German:
Excluding lease financing	(386)	(232)	(135)	(373)	(672)
Lease financing only	–	(2)	(1)	–	–
Non-German total	(386)	(234)	(136)	(373)	(672)

Total charge-offs	(990)	(752)	(732)	(1,018)	(1,394)

Recoveries:

German:
Banks and insurance	1	1	1	1	1
Manufacturing	14	21	19	11	12
Households (excluding mortgages)	81	63	46	41	37
Households – mortgages	3	–	8	–	–
Public sector	–	–	–	–	–
Wholesale and retail trade	8	10	9	10	12
Commercial real estate activities	9	9	16	4	3
Lease financing	–	–	–	–	–
Other	41	49	56	42	37
German total	157	153	155	109	102

Non-German:
Excluding lease financing	55	71	133	61	50
Lease financing only	–	1	–	–	–
Non-German total	55	72	133	61	50

Total recoveries	212	225	288	170	152

Net charge-offs	(778)	(527)	(444)	(848)	(1,242)

Provision for loan losses	1,084	651	352	374	372

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(74)	(88)	(70)	57	(66)

Balance, end of year	1,938	1,705	1,670	1,928	2,345

Percentage of total net charge-offs to average loans for the year	0.33%	0.28%	0.25%	0.58%	0.86%

The Group’s allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in the Group’s allowance was principally due to provisions exceeding the Group’s charge-offs.

The Group’s gross charge-offs amounted to € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to the Group’s consumer credit exposure, and € 364 million to the Group’s corporate credit exposure, mainly driven by the Group’s German and U.S. portfolios.
The Group’s provision for loan losses in 2008 was € 1.1 billion, principally driven by the consumer credit exposure as a result of the deteriorating credit conditions in Spain, higher delinquencies in Germany and Italy, as well as organic growth in Poland. For the Group’s corporate credit exposures, € 257 million new provisions were established in the second half of 2008 relating to assets which had been reclassified in accordance with IAS 39. Additional loan loss provisions within this portfolio were required on mainly European loans, reflecting the deterioration in credit conditions.
The Group’s individually assessed loan loss allowance was € 977 million as of December 31, 2008. The € 47 million increase in 2008 is comprised of net provisions of € 382 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 301 million and a € 34 million decrease from currency translation and unwinding effects.
The Group’s collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level reported for the end of 2007 (€ 775 million). Movements in this component include a € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, the Group’s collectively assessed loan loss allowance is almost at the same level as the individually assessed loan loss allowance.
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
The Group’s provision for loan losses in 2007 was € 651 million, up € 299 million, or 85%, primarily related to a single counterparty relationship in the Group’s Corporate and Investment Bank Group Division and the Group’s consumer finance growth strategy. In 2007, the Group’s total loan loss provision was principally driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
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

20-F            Supplemental Financial Information (Unaudited)
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
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2008, 51 % of the Group’s allowance for loan losses was attributable to international clients.

in € m.	2008	2007	2006	2005	2004
Balance, beginning of year	615	504	476	800	1,466

Provision for loan losses	752	316	60	(53)	25

Net charge-offs	(330)	(162)	(3)	(312)	(622)
Charge-offs	(385)	(234)	(136)	(373)	(672)
Recoveries	55	72	133	61	50

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(42)	(43)	(29)	57	(69)

Balance, end of year	995	615	504	492	800

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

20-F            Supplemental Financial Information (Unaudited)

in € m.
(unless stated otherwise)	Dec 31, 2008		Dec 31, 2007		Dec 31, 2006		Dec 31, 2005		Dec 31, 2004
German:

Individually assessed loan loss allowance:
Banks and insurance	1	5%	–	–	–	1%	–	1%	–	1%
Manufacturing	165	3%	176	4%	246	4%	288	4%	271	5%
Households (excluding mortgages)	21	5%	24	6%	26	7%	46	11%	55	11%
Households – mortgages	5	13%	5	17%	10	18%	14	18%	17	19%
Public sector	–	2%	–	2%	–	1%	–	1%	–	1%
Wholesale and retail trade	81	1%	88	2%	109	2%	137	2%	161	3%
Commercial real estate activities	60	5%	127	5%	160	6%	261	7%	345	8%
Other	146	5%	189	6%	172	8%	229	8%	278	9%

Individually assessed loan loss allowance German total	479		609		723		975		1,127

Collectively assessed loan loss allowance	464		481		443		461		417

German total	943	39%	1,090	42%	1,166	46%	1,436	52%	1,544	57%

Non-German:

Individually assessed loan loss allowance	499		321		262		255		527

Collectively assessed loan loss allowance	496		294		242		237		273

Non-German total	995	61%	615	58%	504	54%	492	48%	800	43%

Total allowance for loan losses	1,938	100%	1,705	100%	1,670	100%	1,928	100%	2,345	100%

Total individually assessed loan loss allowance	977		930		985		1,230		1,654

Total collectively assessed loan loss allowance	961		775		684		698		691

Total allowance for loan losses	1,938		1,705		1,670		1,928		2,345

Deposits
The following table presents an analysis of the maturities of deposits in the amount of U.S.$ 100,000 or more in offices in Germany as of December 31, 2008.

Dec 31, 2008	Within three	After three	After six	After one year	Total
	months	months but	months but
		within six	within one year
		months

in € m.
Offices in Germany:
Certificates of deposits	41	–	–	6	47
Other time deposits	21,469	1,723	819	9,835	33,846

Total	21,510	1,723	819	9,841	33,893

The amount of certificates of deposits and other time deposits in the amount of U.S. $100,000 or more issued by Non-German offices was € 54.7 billion as of December 31, 2008.
Total deposits by foreign depositors in German offices amounted to € 34.2 billion, € 35.7 billion and € 30.0 billion as of December 31, 2008, 2007 and 2006 respectively.
Return on Equity and Assets

	2008	2007	2006
Return on average shareholders’ equity (post-tax)[1]	(11.13) %	17.92%	20.30%

Return on average total assets (post-tax)[2]	(0.18) %	0.36%	0.39%

Equity to assets ratio[3]	1.60%	2.01%	1.91%

Dividend payout ratio[4]:
Basic earnings per share	N/M	33%	31%
Diluted earnings per share	N/M	34%	35%

N/M – Not meaningful

1	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.

2	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.

3	Average shareholders’ equity as a percentage of average total assets for each year.

4	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.

20-F            Supplemental Financial Information (Unaudited)
Short-Term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. The following table presents certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances based upon month-end balances.

in € m.
(unless stated otherwise)	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	87,117	178,741	102,200
Average balance	179,198	139,354	114,940
Maximum balance at any month-end	223,265	178,741	129,174
Weighted-average interest rate during the year	2.47%	4.93%	5.04%
Weighted-average interest rate on year-end balance	2.73%	3.02%	7.26%

Securities loaned:
Balance, end of year	3,216	9,565	21,174
Average balance	9,725	17,034	15,242
Maximum balance at any month-end	23,996	29,684	27,383
Weighted-average interest rate during the year	3.13%	5.85%	5.24%
Weighted-average interest rate on year-end balance	3.52%	4.76%	4.55%

Commercial paper:
Balance, end of year	26,095	31,187	34,250
Average balance	31,560	33,412	36,554
Maximum balance at any month-end	35,985	36,204	38,690
Weighted-average interest rate during the year	3.29%	5.53%	5.18%
Weighted-average interest rate on year-end balance	3.01%	4.92%	4.61%

Other:
Balance, end of year	13,020	22,223	14,183
Average balance	21,421	17,616	12,808
Maximum balance at any month-end	26,620	22,223	18,880
Weighted-average interest rate during the year	4.05%	4.64%	6.37%
Weighted-average interest rate on year-end balance	5.09%	3.96%	3.24%

Non-GAAP Financial Measures
Target Definitions
As discussed on page (v), this document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows:

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	(5,741)	8,749	8,339	(14,490)	N/M	410	5

Less pre-tax minority interest	67	(36)	(9)	103	N/M	(27)	N/M

IBIT attributable to Deutsche Bank shareholders	(5,675)	8,713	8,331	(14,387)	N/M	382	5

Add (deduct):

Certain significant gains (net of related expenses)	(1,325)[1]	(955)[2]	(348)[3]	(370)	39	(606)	174
Certain significant charges	572 [4]	74 [5]	–	497	N/M	74	N/M

IBIT attributable to Deutsche Bank shareholders (target definition)	(6,427)	7,832	7,982	(14,259)	N/M	(150)	(2)

N/M – Not meaningful

1	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

2
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million.

3
Gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 125 million.

4	Impairment of intangible assets (Asset Management) of € 572 million.

5	Impairment of intangible assets (Asset Management) of € 74 million.

20-F            Supplemental Financial Information (Unaudited)
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.
Average Active Equity: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in % [1]	in € m.	in % [1]
Average shareholders’ equity	34,442	36,134	29,906	(1,692)	(5)	6,228	21

Add (deduct):

Average unrealized gains (losses) on financial assets available for sale and on cash flow hedges, net of applicable tax	(619)	(3,841)	(2,667)	3,222	(84)	(1,174)	44
Average dividend accruals	(1,743)	(2,200)	(1,615)	457	(21)	(585)	36

Average active equity	32,079	30,093	25,623	1,986	7	4,470	17

Pre-tax return on average shareholders’ equity	(16.5) %	24.1%	27.9%		(40.6) ppt		(3.8) ppt

Pre-tax return on average active equity	(17.7) %	29.0%	32.5%		(46.7) ppt		(3.5) ppt

Pre-tax return on average active equity (target definition)	(20.0) %	26.0%	31.2%		(46.0) ppt		(5.2) ppt

1	Unless stated otherwise.
The non-GAAP financial measure for growth in earnings per share is Diluted Earnings per Share (Target Definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding. For reference, the Group’s diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

				2008 increase (decrease)		2007 increase (decrease)
in € m.				from 2007		from 2006
(unless stated otherwise)	2008	2007	2006	in € m.	in %	in € m.	in %
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	6,474	6,070	(10,309)	N/M	404	7

Add (deduct):

Post-tax effect of certain significant gains/charges	(959)[1]	(710)[2]	(291)[3]	(248)	35	(420)	144
Certain significant tax effects	–	(409)[4]	(355)[5]	409	N/M	(54)	15

Net income (loss) attributable to Deutsche Bank shareholders
(basis for target definition EPS)	(4,794)	5,355	5,424	(10,148)	N/M	(69)	(1)

Diluted earnings per share	€ (7.61)	€ 13.05	€ 11.48	€ (20.66)	N/M	€ 1.57	14

Diluted earnings per share (target definition)	€ (9.51)	€ 10.79	€ 10.24	€ (20.30)	N/M	€ 0.55	5

N/M – Not meaningful

1
Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million and an impairment of intangible assets (Asset Management) of € 355 million.

2
Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 512 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 172 million and an impairment of intangible assets (Asset Management) of € 44 million.

3
Gain from the sale of the bank’s remaining holding in EUROHYPO AG of € 131 million, gains from the sale of industrial holdings (Linde AG) of € 92 million and a settlement of insurance claims in respect of business interruption losses and costs related to the terrorist attacks of September 11, 2001 of € 67 million.

4	Enactment of the German tax reform and utilization of capital losses.

5	Corporate tax credits for prior years which were recognized in accordance with changes in the German corporate income tax law for refund of distribution tax credits.

(This page intentionally left blank)