Form 20-F
period 2009-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2010-03-16
CIK 1159508

As filed with the Securities and Exchange Commission on March 16, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-15242
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

Ordinary Shares, no par value		620,175,320
(as of December 31, 2009)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑     No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐     No ☑
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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☑	Other ☐
as issued by the International Accounting Standards Board
Indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐     Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 19, 2010).

Name of each exchange on which
Title of each class	registered
Ordinary shares, no par value	New York Stock Exchange
6.375% Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375% Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding Trust VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
6.55% Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55% Company Preferred Securities of Deutsche Bank Contingent Capital Trust II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
6.625% Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX	New York Stock Exchange
6.625% Noncumulative Company Preferred Securities of Deutsch Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
ELEMENTS(SM) Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca
ELEMENTS(SM) “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca
7.350% Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X	New York Stock Exchange
7.350% Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding Trust X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
7.60% Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60% Company Preferred Securities of Deutsche Bank Contingent Capital Trust III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca
DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca
DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca
DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca
8.05% Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05% Company Preferred Securities of Deutsche Bank Contingent Capital Trust V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Large Cap Value Index — Total Return due August 14, 2023	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Small Cap Value Index — Total Return due August 14, 2023	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Total Market Value Index — Total Return due August 14, 2023	NYSE Arca

*	For listing purpose only, not for trading.

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
Cautionary Statement Regarding Forward-Looking Statements
We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
—	the potential development, severity, duration and impact on us of the current economic and business conditions;

—	the implementation of our strategic initiatives and other responses to the economic and business conditions;

—	the development of aspects of our results of operations;

—	our expectations of the impact of risks that affect our business, including the risks of continuing losses on our trading processes and credit exposures; and

—	other statements relating to our future business development and economic performance.
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

We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
—	the potential development, severity and duration of the current economic and business conditions;

—	other changes in general economic and business conditions;

—	changes and volatility in currency exchange rates, interest rates and asset prices;

—	changes in governmental policy and regulation, including measures taken in response to current economic, business, political and social conditions;

—	changes in our competitive environment;

—	the success of our acquisitions, divestitures, mergers and strategic alliances;

—	our success in implementing our strategic initiatives and other responses to the current economic and business conditions and realizing the benefits anticipated therefrom; and

—	other factors, including those we refer to in “Item 3: Key Information — Risk Factors” and elsewhere in this document and others to which we do not refer.
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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income taxes
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Total assets adjusted (pro forma US GAAP)	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
Diluted earnings per share (target definition)	Diluted earnings per share
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to pages S-17 through S-19 of the supplemental financial information, which are incorporated by reference herein, and the following paragraphs.

v

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
Item 3: Key Information
Selected Financial Data
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Until December 31, 2006, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All 2006 data included in this report, however, have been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data come from our management reporting systems and are not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5: Operating and Financial Review and Prospects — Results of Operations by Segment (2009 vs. 2008).”

20-F     Item 3: Key Information
Income Statement Data

	2009[1]	2009	2008	2007	2006
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.
Net interest income	17,948	12,459	12,453	8,849	7,008

Provision for credit losses	3,789	2,630	1,076	612	298

Net interest income after provision for credit losses	14,160	9,829	11,377	8,237	6,710

Commissions and fee income	12,837	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	10,241	7,109	(9,992)	7,175	8,892
Other noninterest income	(759)	(527)	1,411	2,523	1,476

Total net revenues	40,268	27,952	13,613	30,829	28,568

Compensation and benefits	16,293	11,310	9,606	13,122	12,498
General and administrative expenses	12,104	8,402	8,339	8,038	7,143
Policyholder benefits and claims	781	542	(252)	193	67
Impairment of intangible assets	(193)	(134)	585	128	31
Restructuring activities	—	—	—	(13)	192

Total noninterest expenses	28,985	20,120	18,278	21,468	19,931

Income (loss) before income taxes	7,494	5,202	(5,741)	8,749	8,339

Income tax expense (benefit)	352	244	(1,845)	2,239	2,260

Net income (loss)	7,142	4,958	(3,896)	6,510	6,079

Net income (loss) attributable to minority interest	(22)	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	7,164	4,973	(3,835)	6,474	6,070

	in U.S.$	in €	in €	in €	in €
Basic earnings per share[2]	11.41	7.92	(7.61)	13.65	12.96
Diluted earnings per share[3]	10.93	7.59	(7.61)	13.05	11.48
Dividends paid per share[4]	0.72	0.50	4.50	4.00	2.50

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.4406 per €, the noon buying rate on December 31, 2009.

2	We calculate basic earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding.

3	We calculate diluted earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding after assumed conversions.

4	Dividends we declared and paid in the year.
Balance Sheet Data

	2009[1]	2009	2008	2007	2006
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.
Total assets	2,161,857	1,500,664	2,202,423	1,925,003	1,520,580
Loans	371,826	258,105	269,281	198,892	178,524
Deposits	495,883	344,220	395,553	457,946	411,916
Long-term debt	189,845	131,782	133,856	126,703	111,363
Common shares	2,289	1,589	1,461	1,358	1,343
Total shareholders’ equity	52,794	36,647	30,703	37,893	33,169
Tier 1 capital	49,565	34,406	31,094	28,320	23,539
Regulatory capital	54,641	37,929	37,396	38,049	34,309

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.4406 per €, the noon buying rate on December 31, 2009.

Certain Key Ratios and Figures

	2009	2008	2007
Share price at period-end	€49.42	€27.83	€89.40
Share price high	€58.29	€89.80	€118.51
Share price low	€15.38	€18.59	€81.33
Book value per basic share outstanding[1]	€57.81	€52.59	€79.32
Return on average shareholders’ equity (post-tax)[2]	14.6%	(11.1)%	17.9%
Pre-tax return on average shareholders’ equity[3]	15.3%	(16.5)%	24.1%
Pre-tax return on average active equity[4]	15.1%	(17.7)%	29.0%
Cost/income ratio[5]	72.0%	134.3%	69.6%
Compensation ratio[6]	40.5%	70.6%	42.6%
Noncompensation ratio[7]	31.5%	63.7%	27.1%
Employees at period-end (full-time equivalent):
In Germany	27,321	27,942	27,779
Outside Germany	49,732	52,514	50,512
Branches at period-end:
In Germany	961	961	976
Outside Germany	1,003	989	887

1	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).

2	Net income (loss) attributable to our shareholders as a percentage of average shareholders’ equity.

3	Income (loss) before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.

4	Income (loss) before income taxes attributable to our shareholders as a percentage of average active equity.

5	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

6	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

7	Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.
Dividends
The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2009, 2008 and 2007. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
Effective January 1, 2009, the German withholding tax applicable to dividends increased to 26.375% (consisting of a 25% withholding tax and an effective 1.375% surcharge) compared to 21.1% applicable for the years 2008 and 2007. For individual German tax residents, the withholding tax represents, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.
U.S. residents will be entitled to receive a refund equal to 11.375% of the dividends received after January 1, 2009 (compared to an entitlement to a refund of 6.1% of the dividends received in the years 2007 and 2008). For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

20-F     Item 3: Key Information
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information — Taxation” for more information on the tax treatment of our dividends.

			Payout ratio[2]
			Basic	Diluted
	Dividends	Dividends	earnings	earnings
	per share[1]	per share	per share	per share
2009 (proposed)	$1.08	€0.75	9%	10%
2008	$0.70	€0.50	N/M	N/M
2007	$6.57	€4.50	33%	34%

N/M — Not meaningful

1	For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts at the noon buying rate described below under “Exchange Rate and Currency Information” on the last business day of that year.

2	We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.
Exchange Rate and Currency Information
Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S. $ 1.4406 per euro, the noon buying rate for euros on December 31, 2009. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2009 or any other date.
The noon buying rate for euros on December 31, 2009 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

in U.S.$ per €	Period-end	Average[1]	High	Low
2010
March (through March 9)	1.3557	—	1.3668	1.3525
February	1.3570	—	1.3984	1.3489
January	1.3966	—	1.4563	1.3966
2009
December	1.4406	—	1.5120	1.4276
November	1.5023	—	1.5083	1.4658
October	1.4800	—	1.5020	1.4537
September	1.4643	—	1.4783	1.4220
2009	1.4406	1.3963	1.5120	1.2555
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3797	1.4862	1.2904
2006	1.3197	1.2661	1.3327	1.1860
2005	1.1842	1.2400	1.3476	1.1667

1	We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.
On March 9, 2010, the noon buying rate was U.S. $1.3557 per euro.
Long-term Credit Ratings
We believe that maintaining a strong credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings, which were not changed in 2009. On January 16, 2009, Fitch Ratings placed our long-term credit rating on rating watch negative, citing concern over our underlying profitability in a depressed market environment. The rating watch negative was removed on July 29, 2009 and the AA– rating was confirmed with a negative outlook attached to it as Fitch Ratings expected the global operating environment for banks to remain difficult well into 2010. On March 4, 2010, Moody’s Investors Service lowered our long-term rating from Aa1 to Aa3 (with outlook stable), citing our substantial reliance on capital market activities and the ensuing risk management challenges, the perceived delay in the acquisition of a majority holding in Deutsche Postbank AG and volatility of our non-investment banking businesses.

	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Moody’s Investors Service, New York[1]	Aa1	Aa1	Aa1
Standard & Poor’s, New York[2]	A+	A+	AA
Fitch Ratings, New York[3]	AA–	AA–	AA–

1	Moody’s defines the Aa1 rating as denoting bonds that are judged to be high quality by all standards. Moody’s rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 1 indicates that Moody’s ranks the obligation in the upper end of the Aa category.

2	Standard and Poor’s defines its A rating as somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

3	Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category; the minus indicates a ranking in the lower end of the AA category.
Other than the downgrade by Moody’s Investors Service mentioned above, as of the date of this document, there has been no change in any of the above ratings.

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
Capitalization and Indebtedness
The following table sets forth our consolidated capitalization in accordance with IFRS as of December 31, 2009:

in € m.
Debt[1,2]:
Long-term debt	131,782
Trust preferred securities	10,577
Long-term debt at fair value through profit or loss	15,395

Total debt	157,754

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	14,830
Retained earnings	24,056
Common shares in treasury, at cost	(48)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net (losses) on financial assets available for sale, net of applicable tax and other	(186)
Unrealized net (losses) on derivatives hedging variability of cash flows, net of tax	(134)
Foreign currency translation, net of tax	(3,521)
Unrealized net gains from equity method investments	61

Total shareholders’ equity	36,647

Minority interest	1,322

Total equity	37,969

Total capitalization	195,723

1	No third party has guaranteed any of our debt.

2	€ 8,439 million (5%) of our debt was secured as of December 31, 2009.
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
We have been and expect to continue to be affected by the current global financial crisis and economic downturn.
As a global investment bank with a large private client franchise, our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Since the second half of 2007, and particularly since September 2008, the financial services industry, including ourselves, and the global financial markets have been materially and adversely affected by significant declines in the values of nearly all classes of financial assets. The financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. This has materially and adversely affected the availability and performance of instruments used to hedge positions and manage risk. Furthermore, there has been a widespread loss of investor confidence, both in our industry and the broader markets.
Market conditions have also led to the failure or merger under distressed conditions of a number of prominent financial institutions. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit spreads, to cause ratings agencies to lower credit ratings and otherwise to increase the cost and decrease the availability of credit, despite very significant declines in central bank borrowing rates and other government actions.
As of the start of 2009, Europe, the United States and other important economies were contracting, with business activities across a wide range of industries and regions greatly reduced and unemployment increasing significantly. While financial market and economic conditions improved over the course of 2009, asset values, credit spreads and liquidity have not returned to pre-crisis levels, and conditions in the wider economy remain challenging. Although the economies of many developed countries returned to positive growth in the second half of 2009, the pace of recovery has remained relatively subdued. Economic headwinds persisted with unemployment increasing, weighing on household credit quality, and corporate defaults have been rising. The improvements in confidence and liquidity in financial markets and in economic conditions generally that have been seen since 2009 have been reliant in large part upon public sector stimulus measures, which will not be available indefinitely. Towards the end of 2009, large fiscal deficits and sharply rising public debt, mainly a reflection of the deep economic recession and the cost of financial sector support measures, led to growing concerns in financial markets over sovereign risk. These or other factors could render the improvements that have occurred fragile.

20-F     Item 3: Key Information
These adverse financial market and economic conditions have negatively impacted many of our businesses, particularly in 2008, with some effects persisting into 2009. If such conditions do not continue to improve, or if they worsen, our results of operations may be materially and adversely affected. In particular, these conditions required us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Furthermore, we incurred sizeable losses in our equity derivatives trading and equity and credit proprietary trading businesses in 2008. Despite initiatives to reduce our exposure to the affected asset classes or activities, such reduction has not always been possible due to illiquid trading markets for many assets. As a result, we have substantial remaining exposures and thus continue to be exposed to further deterioration in prices for the remaining positions. These write-downs and losses led us to incur a loss in 2008, as performance in our other businesses was not sufficient to offset them. In addition, while we were profitable in 2009, write-downs and losses in 2009, including large losses on our Leveraged Finance portfolio and on our exposures to monolines, materially and negatively affected our results. Our inability to offset the potential negative effects on our profitability through performance in our other businesses may continue in the future.
See “Item 5: Operating and Financial Review and Prospects — Results of Operations by Segment (2009 vs. 2008) — Corporate Banking & Securities Corporate Division” for information on the impact of the current financial market environment on a number of our key businesses.
Market declines and volatility can materially adversely affect our revenues and profits.
As a global investment bank, we have significant exposure to the financial markets and are more at risk from the adverse developments in the financial markets than institutions engaged predominantly in traditional banking activities. Market declines have caused and can continue to cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode or cause us to show material losses, as we did in 2008. Volatility can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise.
We have incurred and may continue to incur significant losses from our trading and investment activities due to market fluctuations.
We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We also from time to time make significant investments in individual companies, primarily through our Corporate Investments and Corporate Investment Bank Group Divisions. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.
In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them can be negatively impacted by market prices, which were both declining and volatile during the financial crisis. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility.
Protracted market declines have reduced and may continue to reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.
In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. As we experienced during the current financial crisis, these developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets we hold for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.
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

20-F     Item 3: Key Information
Adverse economic conditions have caused and may continue to cause us to incur higher credit losses.
The adverse economic conditions experienced during the current financial crisis have caused and may continue to cause us to incur higher credit losses, with our provision for credit losses increasing from € 0.6 billion in 2007, to € 1.1 billion in 2008, to € 2.6 billion in 2009. Increased provisions occurred in both our Corporate and Investment Bank and Private Clients and Asset Management Group Divisions.
In the second half of 2008 and the first quarter of 2009, as permitted by recent amendments to IFRS, we reclassified certain financial assets out of financial assets carried at fair value through profit or loss or available for sale into loans. While such reclassified assets, which had a carrying value of € 33.6 billion as of December 31, 2009, are no longer subject to mark-to-market accounting, we continue to be exposed to the risk of impairment of such assets. In addition, we bear additional funding and capital costs with respect to them. Of our € 2.6 billion provision for credit losses in 2009, € 1.3 billion was attributable to these reclassified assets and related primarily to exposures in Leveraged Finance.
Even where losses are for our clients’ accounts, they may fail to repay us, leading to material losses for us, and our reputation can be harmed.
While our clients would be responsible for losses we incur in taking positions for their accounts, we may be exposed to additional credit risk as a result of their need to cover the losses where we do not hold adequate collateral or cannot realize it. Our business may also suffer if our clients lose money and we lose the confidence of clients in our products and services.
Our investment banking revenues may continue to decline as a result of adverse market or economic conditions.
Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns, such as the one currently experienced. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values, as they have during the current financial crisis. Our revenues and profitability could sustain further material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.
We may generate lower revenues from brokerage and other commission- and fee-based businesses.
Market downturns have led and may continue to lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest income. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals reduces the revenues we receive from our asset management and private banking businesses. Even in the absence of a market downturn, below-market or negative performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.

Our risk management policies, procedures and methods leave us exposed to unidentified or unanticipated risks, which could lead to material losses.
We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. In the volatile market environment of the financial crisis, these tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may continue to fail to predict future important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.
In addition, our more qualitative approach to managing those risks not taken into account by our quantitative methods could also prove insufficient, exposing us to material unanticipated losses. Also, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could harm our reputation as well as our revenues and profits. See “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” for a more detailed discussion of the policies, procedures and methods we use to identify, monitor and manage our risks.
In its recent lowering of our long-term rating, Moody’s Investors Service noted the extent of our capital allocated to capital markets activities and the resulting challenges for our market risk management function to manage “tail risks” successfully.
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

20-F     Item 3: Key Information
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
The exceptionally difficult market conditions since the second half of 2007 have severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and may do so in the future.
We have a continuous demand for liquidity to fund our business activities. We may suffer during periods of market-wide or firm-specific liquidity constraints and are exposed to the risk that liquidity is not made available to us even if our underlying business remains strong.
We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive costs. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets, like those experienced during 2008 and early 2009, negative developments concerning other financial institutions perceived to be comparable to us, or negative views about the financial services industry in general, or disruptions in the markets for any specific class of assets. Negative perceptions concerning our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons.
As described in “Item 3: Key Information — Long-Term Credit Ratings”, since the start of the financial crisis the major credit rating agencies have lowered our credit ratings or placed them on review or watch. Ratings downgrades may impact the cost and availability of our funding, collateral requirements and the willingness of counterparties to do business with us.
We require capital to support our business activities and meet regulatory requirements.
Losses could diminish our capital, and market conditions may prevent us from raising additional capital or increase our cost of capital.
In the wake of the financial crisis in 2008 and early 2009, the price of our shares declined and the spreads on our credit default swaps widened. If the levels of market disruption and volatility experienced in 2008 and early 2009 recur, our ability to access the capital markets and obtain the necessary funding to support our business activities on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms, as well as forcing us to curtail business, such as extending new credit. This could have an adverse effect on our business, financial condition and results of operations.

Also, regulatory reforms applicable to the financial services industry have been proposed that could subject us to more stringent regulatory capital requirements. Meeting any such requirements may require us to issue securities that qualify as regulatory capital or to liquidate assets or curtail business, which may have adverse effects on our business, financial condition and results of operations, particularly if any such proposal becomes effective at a time when financial markets are distressed, but also under normal market conditions.
We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate.
The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. This trend has accelerated markedly as a result of the financial crisis. As a result, we may be subject to an increasing incidence or amount of liability or regulatory sanctions and may be required to make greater expenditures and devote additional resources to address potential liability.
Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside to cover such risks. See “Item 8: Financial Information — Legal Proceedings” and Note [27] to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.
Governmental and central bank action in response to the financial crisis significantly affects competition and may affect the legal or economic position of shareholders or other investors.
In response to the financial markets crisis, there has been significant intervention by governments and central banks into the financial services sector, including the taking of direct shareholdings in individual financial institutions, particularly in the U.S., the U.K. and Switzerland, and contributions of other forms of capital to, guarantees of debt of and purchases of distressed assets from financial institutions. In some instances, individual financial institutions have been nationalized. The eligibility to benefit from such measures is in some instances tied to certain commitments of the participating bank, such as lending to certain types of borrowers, adjustments to the bank’s business strategy, suspension of dividends and other profit distributions and limitations on the compensation of executives.

20-F     Item 3: Key Information
Such interventions involve significant amounts of money and have significant effects on both institutions that participate in them and institutions that do not participate including with respect to access to funding and capital and recruiting and retention of talent. Institutions that do not receive such government support may be in a position to preserve greater autonomy in their strategy, lending and compensation policy but may suffer competitive disadvantages on their cost base, in particular their costs of funding and capital. They also may suffer a decline in depositor or investor confidence thus risking a loss of liquidity. Institutions that receive such government support may, as described above, have to make certain commitments and become subject to certain constraints.
Legislation enacted in Germany in response to the financial markets crisis provides among other things for the temporary suspension of otherwise applicable stock corporation and takeover law, in particular with respect to shareholder rights and for enhanced powers of the Federal Financial Supervisory Authority (BaFin) to suspend dividends and other distributions on financial instruments that qualify as own funds (Eigenmittel).
The implementation of any such measures with respect to our company could adversely affect the legal or economic position of our shareholders or other investors. The implementation of any such measures with respect to other companies could adversely affect the perception of the overall prospects for the financial services sector or for a particular type or types of financial instruments. In such case the price for our shares and other financial instruments could drop and our costs of funding and capital could rise.
Regulatory reforms proposed in response to the financial crisis may significantly affect our business model and the competitive environment.
In response to the financial markets crisis, governments, regulatory authorities and others have made and continue to make numerous proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. The wide range of current proposals includes, among others, proposals for: more stringent regulatory capital and liquidity standards; restrictions on compensation practices; charging special levies to fund governmental intervention in response to crises; expansion of the resolution powers of regulators; separation of certain businesses from deposit taking; breaking up financial institutions that are perceived to be too large for regulators to take the risk of their failure; and reforming market infrastructures. See “Item 4: Information on the Company — The Competitive Environment — Regulatory Reform.”
For some of these proposals, formal consultations and impact studies have begun, while other proposals are only in the political debating stage. It is presently unclear which of these proposals, if any, will become law and, if so, to what extent and on what terms. Therefore, we cannot assess their effects on us at this point. It is possible, however, that the future regulatory framework for financial institutions may change, perhaps significantly, which creates significant uncertainty for us and the financial industry in general. Effects of the regulatory changes on us may range from additional administrative costs to implement and comply with new rules to increased costs of funding and/or capital, up to restrictions on our growth and on the businesses we are permitted to conduct. Should proposals be adopted that require us to materially alter our business model, the resulting changes could have a material adverse effect on our business, results of operations and financial condition as well as on our prospects.

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
Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies and certain of the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly, or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.
In addition, despite the contingency plans we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption due to terrorist activities, or disease pandemics, as well as disruption involving electrical, communications, transportation or other services used by us or third parties with whom we conduct business.
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
If we are unable to implement our strategic initiatives, we may incur losses or low profitability, and our share price may be materially and adversely affected.
In late 2009, we launched Phase 4 of our management agenda, which is focused on the next two years, and comprises the following key pillars: increasing profitability in our Corporate and Investment Bank Group Division with renewed risk and balance sheet discipline, focusing on core Private Clients and Asset Management businesses and home market leadership, focusing on Asia as a key driver of revenue growth and renewing emphasis on our performance culture. If we fail to implement these strategic initiatives or should the initiatives that are implemented fail to produce the anticipated benefits, we may incur losses, or low profitability, and our share price may be materially and adversely affected. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the recurrence of extreme turbulence in the markets in which we are active, continued weakness of global, regional and national economic conditions, regulatory changes that increase our costs or restrict our activities and increased competition for business.

20-F     Item 3: Key Information
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
In February 2009, we acquired a stake of 22.9% in Deutsche Postbank AG and bonds of Postbank’s parent that are mandatorily exchangeable in 2012 into an additional 27.4% of Postbank’s shares. Together with a stake of approximately 2.1% held at that point in time as well as additional shares purchased after that transaction, we held an investment of 29.88% as of December 31, 2009. If we continue to hold the bonds when they are exchanged, we would own a majority of Postbank’s shares. Our current holding does not give us control of Postbank, which, like many financial institutions, has been affected by the financial crisis. While we are able to determine, in the implementation of our strategy, whether to hold the exchangeable bonds at the time of their mandatory exchange, and accordingly whether we will in fact acquire control of Postbank, we remain exposed to the risk of loss on our present investment in Postbank. Any such loss could be material.
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

In recent years there has been substantial consolidation and convergence among financial services companies, culminating in unprecedented consolidations in the course of the financial crisis. This trend has significantly increased the capital base and geographic reach of some of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we must compete with financial institutions that may be larger and better capitalized than we are and that may have a stronger position in local markets. Also, as described above, governmental action in response to the financial crisis may place us at a competitive disadvantage.
Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business with us or investing in our securities.
We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran. We also had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes. In 2007 and before, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible.
Our existing business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with our outstandings to Iranian borrowers representing substantially less than 0.1% of our total assets as of December 31, 2009 and our revenues from all such activities representing substantially less than 0.1% of our total revenues for the year ended December 31, 2009.
We are aware, through press reports and other means, of initiatives by governmental and non-governmental entities in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with Iran. Such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with Iran. Such a result could have significant adverse effects on our business or the price of our securities.

20-F     Item 4: Information on the Company
Item 4: Information on the Company
History and Development of the Company
The legal and commercial name of our company is Deutsche Bank Aktiengesellschaft. It is a stock corporation organized under the laws of Germany.
Deutsche Bank Aktiengesellschaft originated from the reunification of Norddeutsche Bank Aktiengesellschaft, Hamburg, Rheinisch-Westfälische Bank Aktiengesellschaft, Düsseldorf, and Süddeutsche Bank Aktiengesellschaft, Munich. Pursuant to the Law on the Regional Scope of Credit Institutions, these were disincorporated in 1952 from Deutsche Bank, which had been founded in 1870. The merger and the name were entered in the Commercial Register of the District Court Frankfurt am Main on May 2, 1957.
We are registered under registration number HRB 30 000. Our registered address is Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany, and our telephone number is +49-69-910-00. Our agent in the United States is: Peter Sturzinger, Deutsche Bank Americas, c/o Office of the Secretary, 60 Wall Street, Mail Stop NYC60-4006, New York, NY 10005.
We have made the following significant capital expenditures or divestitures since January 1, 2009:
—	In February 2009, Corporate Investments participated in a liquidity facility for Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”), acquiring € 2.3 billion of ECB-eligible notes guaranteed by SoFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis).

—	The acquisition of a minority stake in Deutsche Postbank AG was closed in February 2009. As part of that transaction we issued 50,000,000 Deutsche Bank shares to Deutsche Post, the parent of Deutsche Postbank, to acquire a stake of 22.9% in Postbank. Together with a stake of approximately 2.1% held at that point in time as well as additional shares purchased after that transaction, we held an investment of 29.88% as of December 31, 2009. We also acquired a mandatorily-exchangeable bond issued by Deutsche Post, which will be exchanged for an additional 27.4% stake in Postbank in February 2012, and a call option to acquire an additional stake of 12.1% in Postbank exercisable between February 2012 and February 2013 (Deutsche Post has a corresponding put option on the same 12.1% stake).

—	The remaining stake of 2.4% in Linde AG was sold via sell-down in the public markets in February, March and April 2009.

—	The reduction of our holding in Daimler AG from 2.7% to 0.04 % took place via sell-down in the public markets in April through August 2009.

—	The acquisition of Dresdner Bank’s Global Agency Securities Lending business from Commerzbank was signed in May 2009 and closed in November 2009.

—	In December 2009, we signed a definitive agreement to acquire parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands for € 700 million. The businesses to be acquired remain the same as those in the original agreement announced in July 2008, encompassing a network of 15 ABN AMRO branches: two corporate client units serving large corporate clients and 13 commercial advisory branches serving medium-sized clients in the Netherlands. In addition, as part of the transaction, we will acquire the Rotterdam-based bank, Hollandsche Bank Unie N.V., and the Dutch IFN Finance B.V., which provides factoring services. The transaction is subject to approval by De Nederlandsche Bank, the European Commission and other regulatory bodies and is expected to be completed in the second quarter 2010.

—	A framework agreement to acquire 100% of Sal. Oppenheim Group was signed in October 2009 and closes in the first quarter of 2010. On provisional values, the purchase price for the different entities acquired is expected to total approximately € 1.3 billion.

—	In addition to the envisaged sale of BHF Asset Servicing GmbH, which was previously owned by Sal. Oppenheim, we also intend to resell parts of Sal. Oppenheim’s investment banking activities to third parties.

—	Agreements to acquire an additional share of 3.4% in Hua Xia Bank Co. Ltd. from Sal. Oppenheim jr. & Cie. KGaA were signed in November 2009.

—	At the end of 2009, the existing liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) was fully repaid, at which point Corporate Investments participated in a new liquidity facility for Deutsche Pfandbriefbank AG by subscribing to € 9.2 billion of ECB-eligible notes fully guaranteed by SoFFin.
Since January 1, 2009, there have been no public takeover offers by third parties with respect to our shares.
Business Overview
Our Organization
Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,501 billion as of December 31, 2009. As of that date, we employed 77,053 people on a full-time equivalent basis and operated in 72 countries out of 1,964 branches worldwide, of which 49% were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2009, our group divisions were:
—	The Corporate and Investment Bank (CIB), comprising two corporate divisions:
— —	Corporate Banking & Securities (CB&S) Global Transaction Banking (GTB)
—	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
— —	Asset and Wealth Management (AWM) Private & Business Clients (PBC)
—	Corporate Investments (CI)
These divisions are supported by infrastructure functions and our Corporate Center. In addition, we have a regional management function that covers regional responsibilities worldwide.

20-F     Item 4: Information on the Company
We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:
—	subsidiaries and branches in many countries;

—	representative offices in many other countries; and

—	one or more representatives assigned to serve customers in a large number of additional countries.
The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2009	2008	2007
Germany:
CIB	2,353	2,997	3,012
PCAM	4,769	5,208	5,514

Total Germany	7,122	8,205	8,525

Europe, Middle East and Africa:
CIB	8,483	(629)	7,713
PCAM	2,482	2,391	2,816

Total Europe, Middle East and Africa[1]	10,964	1,762	10,530

Americas (primarily U.S.):
CIB	5,295	(838)	4,628
PCAM	724	971	1,331

Total Americas	6,020	133	5,959

Asia/Pacific:
CIB	2,672	1,671	3,823
PCAM	289	471	468

Total Asia/Pacific	2,961	2,142	4,291

CI	1,044	1,290	1,517
Consolidation & Adjustments	(159)	82	7

Consolidated net revenues[2]	27,952	13,613	30,829

1	For each of the years ended December 31, 2009 and 2007, the United Kingdom accounted for roughly 60% of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.

2	Consolidated net revenues comprise interest and similar income, interest expense and total noninterest income (including commissions and fee income). Revenues are attributed to countries based on the location in which our booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.
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

The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the business divisions within our client-facing group divisions and from the management of our regions appointed by the Management Board. The Group Executive Committee is a body that is not required by the Stock Corporation Act. It serves as a tool to coordinate our businesses and regions. We believe this underscores our commitment to a virtual holding company structure.
Within each group division and region, coordination and management functions are handled by Operating Committees and Executive Committees, which helps ensure that the implementation of the strategy of individual businesses and the plans for the development of infrastructure areas are integrated with global business objectives.
Our Business Strategy
Our identity and mission. We are a leading global investment bank with a strong and growing private clients franchise. We consider these to be mutually reinforcing businesses, and taking full advantage of the synergy potential between these businesses is a strategic priority for us. We are a leader in Europe, with strong positions in North America, Asia, and key emerging markets.
We take it as our mission to be the leading global provider of financial solutions creating lasting value for our clients, our shareholders, our people and the communities in which we operate.
Our management agenda. Beginning in 2002, we initiated a multi-year and multi-phased agenda. The first phase of this agenda focused on management’s priorities to transform the bank. The second phase focused on a strategy of achieving sustainable profitable growth. The third phase focused on leveraging opportunities for our repositioned franchise to achieve accelerated growth.
With the onset of the financial crisis in 2008, the banking landscape changed, new long-term challenges have emerged and we recognized the underlying need to adapt our strategy and business model in order to capture the opportunities of a new era. Hence, we added a new, fourth chapter to our management agenda, as a continuation of the transformation we first launched in 2002. This new phase comprises the following key pillars:
—	Increasing profitability in Corporate and Investment Banking (CIB) with renewed risk and balance sheet discipline

—	Focusing on core Private Clients and Asset Management businesses and home market leadership

—	Focusing on Asia as a key driver of revenue growth

—	Renewing emphasis on our performance culture
Strategies in our CIB Businesses
In our Corporate Banking & Securities business, which comprises our Global Markets and Corporate Finance businesses, we are targeting increased profitability and earnings quality.
In Global Markets, our focus is on continued improvement of asset efficiency, while we aim to further build on the position we reached in recent years as one of the world’s leading investment banks (based on publicly

20-F     Item 4: Information on the Company
available revenue information and client surveys in industry publications). In response to the financial crisis, we have taken steps to recalibrate and reduce the risk in our platform, adjusting our deployment of capital, our resource levels and our risk-weighted assets with an aim to achieve improved profitability, earnings quality and a truly diversified platform based on revenues by business area. Looking forward, we will focus on strengthening our global equity, commodity and electronic trading platforms. We will invest in cash equities and prime brokerage in North America and Asia as well as build out our listed / flow equity derivatives platform. In commodities, we will focus on a product and regional build out including physical oil, Eastern European power and gas, and metals in Asia while investing in core risk management capabilities. We also aim to develop a leading electronic cash equities trading product for existing and new clients, and intend to invest in foreign exchange / rates to maintain our market leading electronic trading position and protect market share.
In Corporate Finance, we have built a powerful European franchise, and our principal strategic objective is to build a top 5 position globally, as measured by fees. We aim to achieve this goal by building on our leading position in Europe, profitably growing market share and capitalizing on momentum in the Americas and Asia Pacific, and by making considered investments in specific industry groups and regions. In addition, following the financial crisis, we have recalibrated our activities in Commercial Real Estate, tightening risk and underwriting parameters, and in Leveraged Finance, setting strict limits on pipeline and concentration risk.
In Global Transaction Banking, we focus on maintaining profitable growth. Wherever GTB is present, we offer comprehensive services for domestic and cross-border trade, including structuring, financing and risk mitigation. We seek to develop flexible, innovative solutions in areas such as the credit card business and low-value cross-currency payments. GTB seeks to grow by capitalizing on recent investments, focusing on high growth, fee and margin products, and also by seizing the right acquisition opportunities, for example the acquisition of parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands. With a definitive agreement signed in December 2009 and its expected closing in the second quarter 2010, this acquisition will strengthen GTB’s footprint in Europe by achieving deeper client coverage and complementary product offerings.
Strategies in our PCAM Businesses
Asset and Wealth Management is comprised of our Asset Management and Private Wealth Management businesses.
In Asset Management, we will focus on our core businesses and investment competencies, seek to leverage market-leading positions through strategic partnerships and continue driving efficiency and cost reductions. The significant re-engineering initiatives achieved in 2008 and 2009, including globalization of the DWS business, repositioning of the Asia/Pacific region, right-sizing our RREEF business, and complexity reductions across functions and products have restored operating leverage to our platform and positioned Asset Management to execute our strategy.

In Private Wealth Management, we aim to strengthen our position in our home market by capitalizing on opportunities such as those offered by our acquisition of the Sal. Oppenheim Group. In addition, we seek to strengthen our onshore position in the U.S. market via organic growth opportunities; expedite additional growth in emerging markets with a focus on Asia Pacific; develop our integrated Ultra High Net Worth (UHNW) platform; and drive profitability through key cost initiatives.
In Private & Business Clients (PBC), we seek to continue to strengthen our leading position in our home market, which has already been advanced by our acquisitions of Berliner Bank and Norisbank in 2007 and 2006 respectively. In addition, we aim to further strengthen our advisory banking in mature markets in Europe. In Asia, we increased our stake in Hua Xia Bank to generate further profits from our Asian franchise, and we will also focus on branch expansion in India.
The recent strategic efficiency investments in our platform are designed to result in cost savings. In addition we have entered into an agreement for cooperation with Deutsche Postbank, and one with SAP to develop and implement a new core banking platform. This new core banking platform aims to achieve a high degree of process standardization, resulting in sustainable efficiency gains.
We recognize that Asia has become a key driver of revenue growth in our industry. We already have a substantial presence in Asia, and in the next two years we plan to invest in the region in order to strengthen our growth potential and propel us into even better competitive positions in CIB and GTB. At the same time, we seek to double the size of our Private Wealth Management business within the region.
Overall, we aim to reinvigorate our performance culture, recommitting to efficiency across our businesses with an intense focus on costs and infrastructure optimization. As part of this, and to ensure clear accountability, we plan to implement new performance metrics and a value-based management system aimed at delivering higher returns to shareholders. We will continue to invest in our corporate culture. Diversity will be integral from recruitment through to leadership. Talent management will be further embedded into our culture from career planning to compensation models.
Capital management strategy. Focused management of capital has been a critical part of all phases of our management agenda. In 2009, we increased our Tier 1 capital over the course of the year from € 31.1 billion to € 34.4 billion. At the end of 2009, our Tier 1 capital ratio, as measured under Basel II, stood at 12.6% as compared to 10.1% at the end of 2008.
Our Group Divisions
Corporate and Investment Bank Group Division
The Corporate and Investment Bank Group Division primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 67% of our net revenues in 2009, 24% of our net revenues in 2008 and 62% of our net revenues in 2007 (on the basis of our management reporting systems).

20-F     Item 4: Information on the Company
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
At December 31, 2009, this group division included two corporate divisions, comprising the following business divisions:
—	Corporate Banking & Securities Corporate Division
—	Global Markets

—	Corporate Finance
—	Global Transaction Banking Corporate Division
—	Trade Finance and Cash Management Corporates

—	Trust & Securities Services and Cash Management Financial Institutions
Corporate Banking & Securities includes our debt and equity sales and trading businesses, which are housed in our Global Markets Business Division. Global Markets has eight primary business lines and four horizontally-integrated client-facing groups (Debt Capital Markets/Corporate Coverage, the Institutional Client Group, Research, and the Structuring Group), unified at a local level by strong regional management. Corporate Banking & Securities also includes the Corporate Finance Business Division, which focuses on providing advisory, equity and debt financing and structuring services to corporates and financial institutional clients and also includes our commercial real estate business. CIB’s client coverage functions are also a key part of the Corporate Finance Business Division.
Global Transaction Banking is closely aligned with Corporate Finance, but is a separately managed corporate division, providing trade finance, cash management and trust & securities services.
Corporate Banking & Securities and Global Transaction Banking are supported by the Loan Exposure Management Group (LEMG). LEMG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a structured hedging regime. LEMG manages the credit risk of loans and lending-related commitments related to both our investment-grade portfolio and our medium-sized German companies portfolio. LEMG has been given the mandate to price and manage risks in the leveraged syndication pipeline. This is distinct from the origination and syndication activities which occur within Leveraged Debt Capital Markets. LEMG has also been given the mandate to manage the risks associated with any new held-to-maturity leveraged lending, while existing legacy leveraged lending will remain in Corporate Finance.

Corporate Banking & Securities Corporate Division
Corporate Division Overview
Corporate Banking & Securities is made up of the business divisions Global Markets and Corporate Finance. These businesses offer financial products worldwide ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.
On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from Corporate Banking & Securities to the group division Corporate Investments.
In July 2007, we announced the acquisition of Abbey Life Assurance Company Limited, a U.K. company that consists primarily of unit-linked life and pension policies and annuities. The acquisition was completed in October 2007.
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
Within Corporate Banking & Securities, we conduct trading on our own account, in addition to providing products and services to customers. Most of this trading is undertaken in the normal course of facilitating client business. For example, to facilitate customer flow business, traders will maintain long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing the exposure to hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading. However, we also undertake activities to exploit market opportunities outside of our main customer flow businesses, and this is what we term proprietary trading.
All our trading activities, including proprietary trading, are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Market Risk”.
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

20-F     Item 4: Information on the Company
Global Transaction Banking Corporate Division
Corporate Division Overview
Global Transaction Banking delivers commercial banking products and services for corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions include:
—	Trade Finance and Cash Management Corporates

—	Trust & Securities Services and Cash Management Financial Institutions
In December 2009, we signed a definitive agreement to acquire parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands. The businesses to be acquired remain the same as those in the original agreement announced in July 2008, encompassing a network of 15 ABN AMRO branches: two corporate client units serving large corporate clients and 13 commercial advisory branches serving medium-sized clients in the Netherlands. In addition, as part of the transaction, we will acquire the Rotterdam-based bank, Hollandsche Bank Unie N.V., and the Dutch IFN Finance B.V., which provides factoring services. The transaction is expected to be completed in the second quarter of 2010.
In November 2009, we closed the acquisition of Dresdner Bank’s Global Agency Securities Lending business from Commerzbank AG.
In October 2008, we closed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany.
In January 2008, we acquired HedgeWorks LLC, a hedge fund administrator based in the United States.
In July 2007, we closed the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A.Ş.
Products and Services
Trade Finance offers local expertise, a range of international trade products and services, custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.
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
Trust & Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.

Distribution Channels and Marketing
The Global Transaction Banking Corporate Division develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in the Corporate Banking & Securities Corporate Division.
Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany.
Private Clients and Asset Management Group Division
The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 30% of our net revenues in 2009, 67% of our net revenues in 2008 and 33% of our net revenues in 2007 (on the basis of our management reporting systems).
At December 31, 2009, this group division included the following corporate divisions:
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

20-F     Item 4: Information on the Company
Our PWM Business Division, which includes wealth management for high net worth clients and ultra high net worth individuals, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.
In the second half of 2009, RREEF announced the decision to transition out of the property management business and assign these services to selected, specialized property management companies. RREEF will work closely with each third-party manager in our continuing role as asset manager for each of the properties, concentrating on the execution of asset business plans, investment strategies and risk management for our clients’ portfolios.
In October 2009, we announced the signing of a framework agreement with the owners of Sal. Oppenheim jr. & Cie. S.C.A., which allowed us to acquire 100% of Sal. Oppenheim Group and 94.9% of BHF Asset Servicing GmbH (“BAS”) at an expected purchase price of approximately € 1.3 billion. The previous shareholders in Sal. Oppenheim have the option of a long-term shareholding of up to 20% of the German subsidiary Sal. Oppenheim KGaA based in Cologne. This transaction will strengthen our position among high net worth private clients, especially in Germany, and the Asset Management business.
In June 2009, PWM DB (Suisse) S.A. integrated its wholly-owned subsidiary Rüd, Blass & Cie AG Bankgeschäft in Switzerland.
In May 2009, RREEF Private Equity exited its minority stake in Aldus Equity, an alternative asset management and advisory boutique specializing in customized private equity investing for institutional and high net worth investors previously acquired in July 2007.
During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the group division Corporate Investments. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.
In Switzerland PWM enhanced its presence by opening a representative office in St. Moritz in January 2009 to complement offices in Zurich, Geneva and Lugano.
In December 2008 RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor.
In November 2008, we acquired a 40% stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100% owner in the future. The business will be branded Deutsche UFG Capital Management.
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

Also in June 2008, AM sold DWS Investments Schweiz AG, consisting of the Swiss fund administration business, to State Street Bank.
On June 30, 2008, AM consolidated Maher Terminal LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America acquired in July 2007. RREEF Infrastructure acquired all third party investors’ interests in the North Americas Infrastructure Fund, whose sole investment was Maher Terminals.
PWM increased its footprint in two large emerging markets with the opening of representative offices in St. Petersburg, Russia, in April 2008 and Kolkata, India, in February 2008.
Effective March 2008, AM completed the acquisition of a 60% interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm.
In January 2008, AM increased its stake in Harvest Fund Management by 10.5% to 30%. Harvest is the third largest mutual fund manager in China, with a 6.0% market share (source: Z-Ben Advisors, September 2008).
In July 2007, AM completed the sale of its local Italian mutual fund business and established long-term distribution arrangements with our strategic partner, Anima S.G.R.p.A.
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
AM’s global retail brand is DWS. The product range of DWS covers all regions and sectors as well as many forms and styles of investment. DWS Investments is one of Europe’s leading retail asset managers and is the largest retail mutual fund management group in Germany (as measured by publicly available invested asset data, including Deutsche Bank fund products). DWS also operates in the U.S. and key markets in Asia/Pacific.
In the Alternative Investments business line, real estate, infrastructure and private equity funds of funds investment management products and services are offered under the RREEF brand. RREEF is one of the world’s largest real estate investment organizations (as reflected by publicly available invested asset data).

20-F     Item 4: Information on the Company
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
PWM continued to expand its offering of alternative investments in 2009, especially with respect to innovative solutions within the private equity and hedge funds asset classes. Going forward, real estate offerings will be broadened. PWM generates foreign exchange products, as well as structured investment products in cooperation with the Global Markets Business Division.
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
A major competitive advantage for PWM is the fact that it is a private bank within Deutsche Bank, with its leading investment banking, corporate banking and asset management activities. In order to make optimal use of the potential offered by cross-divisional cooperation, since 2007 PWM has established Key Client Teams in order to serve clients with very complex assets and highly sophisticated needs. PWM offers these clients the opportunity to make direct additional purchases, coinvest in its private equity activities or obtain direct access to its trading units. Many family-owned businesses are increasingly expecting wealth management and investment banking operations to work hand in hand. Cooperation with the corporate banking division also helps to identify potential PWM clients at a very early stage.

20-F     Item 4: Information on the Company
Private & Business Clients Corporate Division
Corporate Division Overview
The Private & Business Clients Corporate Division operates under a single business model across Europe and selected Asian markets with a focused, sales-driven management structure predominantly under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small and medium sized business customers.
In 2009, we continued our balanced growth in selected European and Asian markets, supported by a comprehensive efficiency program to optimize efficiency in our middle and back offices and increase sales efficiency.
In the German core market, we were able to expand our already strong position by attracting new customers and business volume in a challenging market environment. Furthermore, in the context of the acquisition of a minority interest in Deutsche Postbank AG, we signed a comprehensive business cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer oriented services. Additionally, the agreement covers areas such as sourcing and IT infrastructure, and other fields of possible cooperation are continually reviewed by both institutions.
In our European core markets, we further increased our customer base and continued to steadily acquire new business volume. To cope with the impacts from the financial crisis, we aligned our business strategy, focusing on low risk products and advisory services for affluent customers.
The development of PBC in Asia has also maintained momentum. PBC further invested in its strategic partnership with Hua Xia Bank in China and further increased its shareholding from 13.7% to 17.1% by exercising the existing call option with Sal. Oppenheim, investing € 82 million. The transaction was signed in November 2009 and is pending approval from the Chinese regulators expected for the end of the first quarter of 2010. Additionally, as part of the strategic partnership, we and Hua Xia Bank have jointly developed and distributed credit cards in China since June 2007. Moreover, PBC has currently three branches in China and thirteen branches in India with the target of continuous expansions. Our 10% stake in Habubank in Vietnam, including a business cooperation arrangement, further demonstrates PBC’s confidence in the growth potential of Asia.
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
PBC’s payments, account & remaining financial services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. In 2009, we strengthened our focus on gathering deposits, resulting in a significant increase in assets under management.
Other products include primarily activities related to asset and liability management.
Distribution Channels and Marketing
To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries in which PBC is active. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to PBC’s products and services. These channels consist of the following in-person and remote distribution points:
—	Investment and Finance Centers. Investment and Finance Centers offer our entire range of products and advice. In 2009, several of our Investment and Finance Centers were refurbished according to innovative concepts which illustrate how we see branch banking in the future and which were introduced and tested in our flagship “Branch of the future — Q 110” in Berlin.

—	Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents.

—	Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.

—	Internet. On our website, we offer clients brokerage services, account information and product information on proprietary and third-party investment products. These offerings are complemented with services that provide information, analysis tools and content to support the client in making independent investment decisions.

—	Self-service Terminals. These terminals support our branch network and allow clients to withdraw and transfer funds, receive custody account statements and make appointments with our financial advisors.
In addition to our branch network and financial agents, we enter into country-specific distribution arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. We also work together with ADAC (Germany’s and Europe’s largest automobile club with more than 15 million members), with whom we have an exclusive sales cooperation agreement in place. In 2009, we started a cooperation with Vodafone enabling both parties to benefit from each other’s customer base. In order to complement our product range, we have signed distribution agreements, in

20-F     Item 4: Information on the Company
which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.
Corporate Investments Group Division
The Corporate Investments Group Division manages our global principal investment activities. The principal investment activities include our industrial holdings, certain private equity and venture capital investments, private equity fund investments, certain corporate real estate investments, our minority stake in Deutsche Postbank AG, certain credit exposures and certain other non-strategic investments. Historically, its mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.
We believe that the group division enhances the bank’s portfolio management and risk management capability.
Corporate Investments held interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”) which were to a large extent sold during the last years. The largest remaining positions of these Industrial Holdings by market value at December 31, 2009 were interests of 5.75% in Germany1 Acquisition Limited, a special purpose acquisition company, and 0.75% in European Aeronautic Defence and Space Company EADS N.V. via our 10% holding in Dedalus GmbH & Co. KGaA.
In 2009, we reduced our investment in Daimler AG from 2.7% to 0.04% and sold our remaining stake in Linde AG.
In 2008, we reduced our investment in Daimler AG from 4.4% to 2.7% and our investment in Linde AG from 5.2% to 2.4%. We sold our remaining stake in Allianz SE and our investment in Arcor AG & Co. KG.
In July 2008, we acquired a 7.6% stake in Germany1 Acquisition Ltd., a vehicle established for the purpose of acquiring ownership in companies in Germany, Austria and Switzerland.
In February 2007, we signed a contract to acquire a 10% stake in Dedalus GmbH & Co. KGaA, economically representing a 0.75% participation in European Aeronautic Defence and Space Company EADS N.V. The transaction closed in March 2007.
In 2007, we reduced our investment in Linde AG from 7.8% to 5.2% and our investment in Allianz SE from 2.2% to 1.7%.
On February 25, 2009, we completed the acquisition of a minority stake in Deutsche Postbank AG, one of Germany’s major financial service providers. As of that date, we also entered into a mandatorily-exchangeable bond as well as options to increase our stake in the future.

In February 2009, Corporate Investments participated in a liquidity facility for Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) acquiring € 2.3 billion of ECB-eligible notes guaranteed by SoFFin.
In December 2009, the existing liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) in which we participated in November 2008 with € 12.0 billion was fully repaid, at which point we participated in a new liquidity facility for Deutsche Pfandbriefbank AG by subscribing to € 9.2 billion of ECB-eligible notes fully guaranteed by SoFFin.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds.
In 2009, Corporate Investments further reduced the legacy private equity on-balance sheet exposure by € 55 million due to various transactions.
On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from CB&S to Corporate Investments.
During the first quarter of 2009, management responsibility for certain assets changed from AWM to Corporate Investments. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.
In 2008, we continued to reduce our private equity on-balance sheet exposure in Corporate Investments, with holdings declining by approximately € 200 million due to various transactions.
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
In 2007, we reduced our stake in HCL Technologies Limited from 2.4% to 1.2% in a partial sale.
Infrastructure and Regional Management
The infrastructure group consists of our centralized business support areas and our Corporate Center. These areas principally comprise control and service functions supporting the CIB, PCAM and CI businesses. The Corporate Center comprises those functions that directly support the Management Board in its management of the Group.

20-F     Item 4: Information on the Company
This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The Infrastructure group is organized into COO functions (e.g., information technology, transactional and other business services, global sourcing, corporate real estate services and human resources), CFO functions (e.g., finance, tax, audit, insurance and group strategy & planning), CRO functions (e.g., risk management, treasury, legal and compliance), and CEO functions (e.g., communications & corporate social responsibility and economics).
The Regional Management function covers regional responsibilities worldwide. It focuses on governance, franchise development and performance development. Regional and country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. In addition the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.
All expenses and revenues incurred within the Infrastructure and Regional Management areas are fully allocated to the Group Divisions CIB, PCAM and CI.
The Competitive Environment
The financial services industries, and all of our businesses, are intensely competitive, and we expect them to remain so. Our main competitors are other commercial banks, savings banks, other public sector banks, brokers and dealers, investment banking firms, insurance companies, investment advisors, mutual funds and hedge funds. We compete with some of our competitors globally and with some others on a regional, product or niche basis. We compete on the basis of a number of factors, including the quality of client relationships, transaction execution, our products and services, innovation, reputation and price.
New Competitor Landscape
In 2008, the banking sector witnessed substantial consolidation and merger activity, some of which occurred against a backdrop of significant losses in certain financial institutions resulting from exposure to troubled assets. There was a decisive shift away from the large, independent, broker-dealer business model as some were acquired by large, integrated banks, others chose to become bank holding companies, and one collapsed in September 2008.
Following a period of acute stress in capital markets and interbank lending, remaining banks came under increasing pressure due to deteriorating asset values alongside a worsening credit environment as the financial crisis spread to the wider economy. As a result, central banks and governments intervened on an unprecedented scale, injecting liquidity into key markets and recapitalizing the most affected banks through direct equity investments. Many other banks were forced to raise capital from other sources in order to restore strategic flexibility. Banks that received direct capital assistance from governments or central banks were required in some instances to make commitments, such as to increase lending to certain categories of borrowers, adjust their strategies, suspend their dividends and other profit distributions and limit the compensation of their executives.

In 2009, the post-crisis environment has presented opportunities for those banks that did not participate in consolidation activity and some have emerged stronger as a result of the crisis. The competitor landscape has been transformed as some global banks no longer exist while others are restricted to de-risking and retrenching to focus on their core businesses in core markets rather than on growth initiatives. Banks that did not receive direct capital assistance as described above in many cases were able to preserve greater autonomy in their strategy, lending and compensation strategies. To the extent these banks also have been able to maintain adequate capital and the ability to absorb deteriorating credit quality, they may have competitive advantages to gain market share in the changing landscape.
In Germany, the retail banking market remains fragmented and our competitive environment remains influenced by the three pillar system of private banks, public banks and cooperative banks. However, following recent consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks, competitive intensity has increased. The merger of the second and third largest private sector banks, together with an infusion of capital into the combined entity by the German government, will affect the domestic competitive landscape and further increase concentration.
Regulatory Reform
In response to the financial markets crisis, governments, regulatory authorities and others have made and continue to make numerous proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. The wide range of current proposals includes, among others,
—	Revising regulatory capital standards to require more capital in some cases, such as on trading book positions, in particular those resulting from securitization transactions, or for institutions that are of particular importance for the smooth functioning of the financial system more generally;

—	Tightening and modifying the definition of capital for regulatory purposes;

—	Introducing a maximum ratio of capital to total assets (leverage ratio);

—	Enhancing regulatory liquidity requirements;

—	Placing limits and restrictions on compensation practices;

—	Charging special levies and contributions to fund governmental intervention during the current crisis or in the event of future interventions;

—	Expanding the powers of regulators to restructure financial institutions that are in distress;

—	Separating certain businesses such as proprietary trading from deposit taking, in some cases requiring the split-up of institutions;

—	Breaking up financial institutions that are perceived to be too large for regulators to take the risk of their failure;

—	Encouraging banks to formulate “living wills” to prevent systemic impact from collapse; and

—	Reforming market infrastructures.

20-F     Item 4: Information on the Company
The extent of such intervention measures is unclear at this stage, as is the degree of international coordination and risk of competitive distortions. However, there is no doubt that there will be significant implications for the wider banking industry. These will include increased pressure on balance sheet size and profitability, an imperative to improve risk management procedures and disclosure of exposures, as well as the alignment between long-term performance and compensation structures. Capital, risk management and balance sheet utilization will therefore become increasingly important as competitive differentiators. Those banks which are well-capitalized and streamlined will be better-positioned to capture market share and extract sustainable growth opportunities from the changing landscape.
We recognize that our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. We are firmly committed to aligning compensation with sustained firm-wide profitability, considering overall risk while attracting and retaining the best talent in a competitive labor market. We are also committed to full compliance with the recently announced G20 compensation guidelines for banks and other financial institutions designed to rein in risks by aligning rewards with long-term success. We continue to work on developing our methodology for reflecting risk in performance measurement, implementing deferred compensation mechanisms and establishing sound governance standards for the overall compensation process.
Climate Change
Climate change has become a topic of intense public discussion in recent years. This discussion also includes the financial services industry, in particular in connection with projects that are perceived as contributing to or mitigating climate change. Projects and products that are perceived as contributing to climate change or other negative environmental or social impacts, as well as their financing and other services for these projects, are being reviewed more critically by investors, customers, environmental authorities, non-governmental organizations and others. Where our own assessment of these issues so indicates, we may abstain from participating in such projects. By contrast, projects and products that aim to mitigate climate change are increasingly seeking financing and other financial services; these offer growth opportunities for many of our businesses. Moreover, we note that investors, customers and others increasingly take the overall approach of companies to climate change, including the direct and indirect carbon emissions of their operations, into consideration in their decisions, even where such emissions are minimal. We have undertaken a number of measures to reduce our carbon emissions over time, such as a comprehensive renovation of our world headquarters in Germany to bring the energy efficiency of these buildings to the highest possible level for similarly-situated office towers.
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

Private Clients and Asset Management Group Division
In the retail banking business we face intense competition from savings banks and cooperative banks, other universal banks, insurance companies, home loan and savings companies and other financial intermediaries. In Germany, savings and cooperative banks form our biggest group of competitors. These banks generally operate regionally. In other European countries, private universal banks and savings banks are our main competitors. The large Asian markets (India and China), where we have opened a limited number of retail branches, are dominated by local public and private sector banks. However, with deregulation, international financial institutions are likely to increase their investments in these markets and thereby intensify competition.
Our private wealth management business faces competition from the private banking and wealth management units of other global and regional financial service companies and from investment banks.
Our main competitors in the asset management business are asset management subsidiaries of major financial services companies and large stand-alone retail and institutional asset managers. Most of our main competitors are headquartered in Europe or the United States, though many operate globally.
Regulation and Supervision
Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. Currently and in reaction to the crisis in the financial markets, significant changes in the regulatory environment continue to be under consideration in the jurisdictions in which we operate. While the extent and nature of these changes cannot be predicted now, they may include an increase in regulatory oversight and enhanced prudential standards relating to capital, liquidity, employee compensation, limitations on activities, and other aspects of our operations that may have a material effect on our businesses and the services and products that we will be able to offer.
In the following sections, we present a description of the supervision of our business by the authorities in Germany, our home market, the European Economic Area, and in the U.S., which we view as the most significant for us. Beyond these regions, local country regulations generally have limited impact on our operations that are unconnected with these countries.
Regulation and Supervision in Germany — Basic Principles
We are authorized to conduct banking business and to provide financial services as set forth in the German Banking Act (Kreditwesengesetz). We are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin) and the Deutsche Bundesbank (referred to as Bundesbank), the German central bank.
The BaFin is a federal regulatory authority and reports to the German Federal Ministry of Finance. It supervises the operations of German banks to ensure that they are in compliance with the Banking Act and other applicable German laws and regulations. The Bundesbank supports the BaFin and closely cooperates with it.

20-F     Item 4: Information on the Company
The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with applicable legal requirements and to obtain information on the financial condition of banks.
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
The Banking Act and the rules and regulations adopted thereunder implement certain European Union directives relating to banks. These directives reflect recommendations of the Basel Committee on Banking Supervision and address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision and the monitoring and control of large exposures. As a result of the increased risk sensitivity of the currently applicable capital framework, which is based upon the Basel II capital framework of 2004, capital requirements are more cyclical than in the past and may also increase compared to levels before application of the Basel II framework in times of economic downturn.
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
The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives and certain types of investment advice. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act.

Capital Adequacy Requirements
The Banking Act and the Solvency Regulation issued by the BaFin thereunder reflect the capital adequacy rules of Basel II and require German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets” or “RWA”) comprise credit risks, market risks and operational risks (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Credit risks and operational risks must be covered with Tier 1 capital (“core capital”) and Tier 2 capital (“supplementary capital”) (together, “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover credit and operational risk) and Tier 3 capital (together with regulatory banking capital, “own funds”). Under certain circumstances, the BaFin may impose capital requirements on individual banks which are more stringent than statutory requirements. For details of our regulatory capital see Note [36] to the consolidated financial statements.
Limitations on Large Exposures
The Banking Act and the Large Exposure Regulation (Großkredit- und Millionenkreditverordnung) limit a bank’s concentration of credit risks through restrictions on large exposures (Großkredite). All exposures to a single customer (and customers connected with it) are aggregated for these purposes.
An exposure incurred in the banking book that equals or exceeds 10% of the bank’s regulatory banking capital constitutes a banking book large exposure. A banking book and trading book exposure taken together that equals or exceeds 10% of the bank’s own funds constitutes an aggregate book large exposure. No large exposure may exceed 25% of the bank’s regulatory banking capital or own funds, as applicable. Where the exposure is to affiliates of the bank that are not consolidated for regulatory purposes the limit is 20%.
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
Consolidated Regulation and Supervision
The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. A group of institutions generally consists of a domestic bank or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, ancillary services enterprises or payment institutions in which the

20-F     Item 4: Information on the Company
parent company holds more than 50% of the capital or voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, investment company, financial enterprise, bank service enterprise or payment institution by a bank and one or more third parties.
Financial groups which offer services and products in various financial sectors (banking and securities business, insurance and reinsurance business) are subject to supplementary supervision as a financial conglomerate (Finanzkonglomerat) once certain thresholds have been exceeded. The supervision on the level of the conglomerate is exercised by the BaFin. It comprises requirements regarding own funds, risk concentration, risk management, transactions within the conglomerate and organizational matters. Following the acquisition of Abbey Life Assurance Company Limited, the BaFin determined in November 2007 that we are a financial conglomerate. The main effect of this determination is that since 2008 we have been reporting to the BaFin and the Bundesbank capital adequacy requirements and risk concentrations also on a conglomerate level. In addition, we are required to report significant conglomerate internal transactions as well as significant risk concentrations.
Liquidity Requirements
The Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation (Liquiditätsverordnung) is based on a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. The liquidity requirements do not apply on a consolidated basis. The BaFin may impose on individual banks liquidity requirements which are more stringent than the general statutory requirements if such bank’s continuous liquidity would otherwise not be ensured.
Financial Statements and Audits
As required by the German Commercial Code (Handelsgesetzbuch), we prepare our non-consolidated financial statements in accordance with German GAAP. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, and our compliance with capital adequacy requirements and large exposure limits is determined solely based upon such consolidated financial statements.
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
Enforcement of Banking Regulations; Investigative Powers
Investigations and Official Audits
The BaFin conducts audits of banks on a random basis, as well as for cause. The BaFin is also responsible for auditing internal risk models used by a bank for regulatory purposes. It may revoke the approval to use such models or impose conditions on their continued use for regulatory purposes.
The BaFin may require a bank to furnish information and documents in order to ensure that the bank is complying with the Banking Act and applicable regulations. The BaFin may conduct investigations without having to state a reason therefor. Such investigations may also take place at a foreign entity that is part of a bank’s group for regulatory purposes. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations. The BaFin may attend meetings of a bank’s supervisory board and shareholders’ meetings. It also has the authority to require that such meetings be convened.
Enforcement Powers
The BaFin has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank’s managers from office, transfer their responsibilities in whole or in part to a special commissioner or prohibit them from exercising their current managerial capacities. The BaFin may also cause the removal of members of the supervisory board of a bank if they are not reliable, lack the necessary expertise or violate their duties.
If a bank’s own funds are inadequate, if a bank does not meet the liquidity requirements, or if, based upon the circumstances, the BaFin concludes that a bank will likely not be able to continuously fulfill the statutory capital or liquidity requirements, the BaFin may prohibit or restrict the bank from distributing profits or extending credit. In addition, subject to the same prerequisites, the BaFin may generally prohibit a bank from making payments on own funds instruments if such payments are not covered by the bank’s annual profit. These prohibitions also apply to the parent bank of a group of institutions in the event that the own funds of the group are inadequate on a consolidated basis. The BaFin may also order a bank to adopt measures to contain risks if such risks result from particular types of transactions or systems used by the bank.
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

20-F     Item 4: Information on the Company
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
Deposit Protection in Germany
The Deposit Guarantee Act
The Law on Deposit Insurance and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, the Deposit Guarantee Act) provides for a mandatory deposit insurance system in Germany. It requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (Entschädigungseinrichtungen). Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as us, collects and administers the contributions of the member banks, and settles the compensation claims of investors in accordance with the Deposit Guarantee Act.
Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. They are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Claims of certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not protected. The maximum liability of an investor compensation institution to any one creditor is limited to an amount of € 50,000 for deposits, rising to € 100,000 from December 31, 2010 onwards, and to 90% of any one creditor’s aggregate claims arising from securities transactions up to an amount of € 20,000.
Banks are obliged to make annual contributions to the investor compensation institution in which they participate. An investor compensation institution must levy special contributions on the banks participating therein or take up loans, whenever it is necessary to settle compensation claims by such institution in accordance with the Deposit Guarantee Act. There is no absolute limit on such special contributions. The investor compensation institution may exempt a bank from special contributions in whole or in part if full payments of such contributions are likely to render such bank unable to repay its deposits or perform its obligations under securities transactions. The amount of such contribution will then be added proportionately to the special contributions levied on the other participating banks. Following the increase of the protected amounts of customer claims in 2009, our contributions increased and may increase further to accommodate the increased maximum liability of our investor compensation institution from December 31, 2010 onwards.

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
Banks that participate in the Deposit Protection Fund make regular contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to the amount of their regular contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose. If one or more German banks are in financial difficulties, we may therefore participate in their restructuring even where we have no business relationship or strategic interest, in order to avoid making special contributions to the Deposit Protection Fund in case of an insolvency of such bank or banks, or we may be required to make such special contributions. Following financial difficulties of various German banks the regular contributions to the Deposit Protection Fund were doubled from 2009 onwards.
Regulation and Supervision in the European Economic Area
Since 1989 the European Union has enacted a number of directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport.” Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. They also retain responsibility with regard to the provision of securities services within the territory of the host country.
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

20-F     Item 4: Information on the Company
DBTCA is a New York state-chartered bank whose deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Banking Department and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Our New York branch is supervised by the Federal Reserve Board and the New York State Banking Department. Our federally-chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which we conduct banking operations, including New Jersey and New Hampshire.
Restrictions on Activities
As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under applicable U.S. federal banking law, our U.S. banking operations are also restricted from engaging in certain “tying” arrangements involving products and services.
Our two U.S. FDIC-insured bank subsidiaries are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered.
Under U.S. law, our activities and those of our subsidiaries are generally limited to the business of banking, managing or controlling banks, and, so long as we remain a financial holding company under U.S. law, nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, but subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases. As a non-U.S. bank, we are generally authorized under U.S law and regulations to acquire a non-U.S. company engaged in nonfinancial activities provided that the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met.
Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities, is dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” (as defined by Federal Reserve Board regulations) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% .

Pursuant to Federal Reserve Board policy, Taunus Corporation, as the top-tier U.S. bank holding company subsidiary of Deutsche Bank AG, is not required to comply with capital adequacy guidelines generally made applicable to U.S. banking organizations, as long as Deutsche Bank AG remains a financial holding company that the Federal Reserve Board continues to regard as well capitalized and well managed. Because Taunus Corporation is able to fund its subsidiaries via its parent, it does not maintain stand-alone capital. Therefore, should Deutsche Bank AG cease to be well capitalized or well managed, and should Taunus Corporation thereby (or otherwise because of a change in Federal Reserve Board policy) become subject to U.S. capital guidelines, Deutsche Bank AG would have to restructure its U.S. activities and/or materially increase the capital of Taunus Corporation. The extent of such restructuring and recapitalization, and the adverse effects that they would have on the financial condition and operations of Deutsche Bank cannot be estimated at this time.
State-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, with certain exceptions that require prior regulatory approval, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of our New York branch).
The Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States.
There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York Branch with our U.S. broker-dealer and certain of our other affiliates.
A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing and compliance with economic sanctions. Failure of an institution to have policies and procedures and controls in place to prevent, detect and report money laundering and terrorist financing could in some cases have serious legal, financial and reputational consequences for the institution.
Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York. Should our New York Branch cease to be “well-rated” by the New York State Superintendent of Banks, we may need to maintain substantial additional amounts of eligible assets (up to a maximum of U.S.$ 100 million of assets

20-F     Item 4: Information on the Company
pledged). The Superintendent of Banks may also establish asset maintenance requirements for branches of foreign banks. Currently, no such requirement has been imposed upon our New York branch.
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
Deutsche Bank Trust Company Americas
The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized,” the highest capital category under applicable regulations.
DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). As a result of losses incurred by the Deposit Insurance Fund on account of current financial market conditions, the amount of these assessments has been increasing. The FDIC authorized the imposition of special assessments of five basis points on each FDIC-insured institution’s assets minus its Tier 1 capital (subject to a cap of 10 basis points of an institution’s domestic deposits). The first special assessment was calculated based on asset levels at June 30, 2009, and was collected on September 30, 2009. Instead of imposing additional special assessments, the FDIC issued a regulation that required FDIC-insured institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, with institutions accounting for the prepayment as a prepaid expense (an asset).
The FDIC’s basic amount of deposit insurance was temporarily increased from U.S. $100,000 to U.S. $250,000 per depositor through December 31, 2013. DBTCA and its sister bank, Deutsche Bank Trust Company Delaware, participated in the FDIC’s Temporary Liquidity Guarantee Program, and particularly, the Transaction

Account Guarantee Program (“TAGP”) thereunder, pursuant to which the FDIC fully guaranteed (for a fee) certain noninterest-bearing transaction accounts. The TAGP was originally scheduled to expire on June 30, 2009, but has been twice extended for six months, and is now scheduled to expire on June 30, 2010. Both DBTCA and Deutsche Bank Trust Company Delaware are participating in the TAGP as extended.
Other
In the United States, our U.S.-registered broker-dealers are regulated by the Securities and Exchange Commission. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.
In addition, our principal U.S. SEC-registered broker dealer subsidiary, Deutsche Bank Securities Inc., is a member of the New York Stock Exchange and is regulated by the Financial Industry Regulatory Authority (“FINRA”) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.
In June 2009, the U.S. Government released a regulatory reform proposal that includes measures to enhance the supervision of financial institutions, establish comprehensive supervision of financial markets (including requiring certain derivatives contracts to be traded on an exchange or centrally cleared), protect consumers and investors from financial abuse, provide government with the tools to manage a financial crisis (including enhanced resolution authority), and raise international regulatory standards and enhance international cooperation. Although the applicability of certain of these proposals to international banks is unclear, if enacted, these proposals, and other proposals announced more recently, could have a significant financial impact on our businesses and on the resources needed to enhance our regulatory and compliance systems and maintain them on an ongoing basis.
Organizational Structure
We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test for significance set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors. We have provided information on Taunus Corporation’s principal subsidiaries, to give an idea of their businesses. We have also included Deutsche Bank Luxembourg S.A., Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft as well as DB Capital Markets (Deutschland) GmbH and DB Valoren S.á.r.l. and their principal subsidiaries.

20-F     Item 4: Information on the Company
We own 100% of the equity and voting interests in these significant subsidiaries.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[6]	Frankfurt am Main, Germany
DWS Investment GmbH[7]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[8]	Luxembourg
DB Equity S.á.r.l.[9]	Luxembourg

1	This company is a holding company for most of our subsidiaries in the United States.

2	This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

3	Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and is a member of the New York Stock Exchange and regulated by the Financial Industry Regulatory Authority. It is also regulated by the individual state securities authorities in the states in which it operates.

4	The primary business of this company comprises treasury and global market activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group, the international loan business with a specific focus on continental Europe, and private banking.

5	The company serves private individuals, affluent clients and small business clients with banking products.

6	This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, Austria, Switzerland, Italy, Poland, and Cyprus.

7	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100 % of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

8	This company is a holding company for our subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.

9	This company is the holding company for our minority stake in Deutsche Postbank AG.
Property and Equipment
As of December 31, 2009, we operated in 72 countries out of 1,964 branches around the world, of which 49% were in Germany. We lease a majority of our offices and branches under long-term agreements.
As of December 31, 2009, we had premises and equipment with a total book value of approximately € 2.8 billion. Included in this amount were land and buildings with a carrying value of approximately € 880 million. As of December 31, 2008, we had premises and equipment with a total book value of approximately € 3.7 billion. Included in this amount were land and buildings with a carrying value of approximately € 911 million.
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
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in “Item 18: Financial Statements” of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-4.
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
Significant Accounting Policies and Critical Accounting Estimates
Our significant accounting policies are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Notes [1] and [2] to the consolidated financial statements for a discussion on our significant accounting policies and critical accounting estimates.
We have identified the following significant accounting policies that involve critical accounting estimates:
—	Fair value estimates

—	Impairment of financial assets

—	Impairment of non-financial assets

—	Deferred tax-assets

—	Legal and regulatory contingencies and tax risks
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements
See Note [3] to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

20-F     Item 4: Operating and Financial Review and Prospects
Operating Results (2009 vs. 2008)
You should read the following discussion and analysis in conjunction with our consolidated financial statements.
Executive Summary
In 2009, the worldwide economy was significantly impacted by the global recession. The collapse in world trade affected especially Germany. Government stimulus measures worldwide prevented a further downturn. In the banking industry losses from traditional lending business reached record levels in 2009 in both Europe and the U.S., while investment banking revenues improved significantly versus 2008. In this environment, we generated a net income of € 5.0 billion and made the strength of our capital base a top priority, raising our Tier 1 capital ratio to 12.6%. In addition, we reduced our risk-weighted assets to € 273 billion and improved our leverage ratio. We also reoriented our platforms in some core businesses and closed our dedicated credit proprietary platform.
We recorded income before income taxes of € 5.2 billion for 2009, compared with a loss before income taxes of € 5.7 billion for 2008. Net revenues of € 28.0 billion in 2009 were significantly above the € 13.6 billion reported for 2008. Our pre-tax return on average active equity was 15% in 2009, versus negative 18% in 2008. Our pre-tax return on average shareholders’ equity was 15% in 2009 and negative 16% in 2008. Our net income was € 5.0 billion in 2009, compared with a net loss of € 3.9 billion in 2008. Diluted earnings per share were € 7.59 in 2009 and negative € 7.61 in 2008.
CIB’s net revenues increased from € 3.2 billion in 2008 to € 18.8 billion in 2009. Overall Sales & Trading net revenues for 2009 were € 12.5 billion, compared with negative € 514 million in 2008. This primarily reflects significantly lower mark-downs on credit-related exposures in 2009, and the non-recurrence of losses in Credit Trading, Equity Derivatives and Equity Proprietary Trading incurred in 2008. Origination and Advisory revenues were € 2.2 billion in 2009, an increase of € 2.0 billion versus 2008, mainly reflecting the non-recurrence of significant net mark-downs of € 1.7 billion on leveraged loans and loan commitments in the prior year. PCAM’s net revenues were € 8.3 billion in 2009, a decrease of € 777 million compared to 2008. The decrease included lower asset-based fees as a consequence of lower asset valuations during the first nine months of 2009, higher impairments related to real estate asset management in AWM and lower brokerage revenues in PBC as a consequence of the continued wariness on the part of retail investors. In CI, net revenues in 2009 included gains of € 1.0 billion related to our minority stake in Deutsche Postbank AG. Revenues in Consolidation & Adjustments (C&A) reflected gains of approximately € 460 million from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans.
Our noninterest expenses were € 20.1 billion in 2009, versus € 18.3 billion in 2008. The development was mainly driven by increased variable compensation as a result of the improved operating performance. It was also impacted by the bank payroll tax announced in the U.K. However, this increase was partially counter-balanced by the impact of changes to the bank’s compensation structure, mainly reflecting an increase in the relative share of deferred compensation compared with prior periods.

In 2009, provision for credit losses was € 2.6 billion, versus € 1.1 billion in 2008. The increase was due to the overall deteriorating credit environment, including its impact on required positions for assets reclassified in accordance with IAS 39.
Trends and Uncertainties
The significant increase in net revenues in 2009 compared to 2008 was driven by the non-recurrence of certain mark-downs and of certain trading losses, which mainly occurred in the second half 2008 in CB&S. The increase also reflected a stronger performance in “flow” trading products, also benefiting from favorable market conditions. These factors reflect a successful reorientation of the sales and trading platform towards customer business and liquid “flow” products. 2009 revenues additionally benefited from favorable market conditions, including both margins and volumes, particularly in the first half of the year, together with record full-year revenues in Commodities and Emerging Market Debt trading. Provided that market conditions normalize with margin stabilization at levels which remain higher than in the pre-crisis period and that global growth continues, we see potential for revenue growth.
Revenues in PCAM’s investment management businesses continued to suffer in 2009 from prevailing weak market conditions (mainly in the first nine months 2009). Any ongoing lack of investor confidence is likely to cause this trend to continue.
In CI, revenues will continue to be impacted by the share price and the results of Deutsche Postbank AG. In C&A, we do not expect further significant gains from derivative contracts used to hedge effects on shareholders’ equity resulting from obligations under our share-based compensation plans going forward.
The increase in provision for credit losses in 2009 compared to 2008 resulted primarily from assets reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflects charges taken in CIB on a number of our counterparty exposures in the Americas and in Europe on the back of an overall deteriorating credit environment, and in PCAM, predominantly reflecting a more challenging credit environment in Spain and Poland. Based on macroeconomic outlook, increasing insolvencies and unemployment rates could negatively impact our loan loss provisions. This effect could be mitigated by a non-recurrence of significant provisions for credit losses for assets reclassified according to IAS 39.
The increase in compensation and benefits in 2009 compared to 2008 mainly reflected higher performance-related compensation in line with improved results. It also contained expenses in respect of the bank payroll tax announced by the U.K. government. These increasing factors were partly offset by the effects from an increase of the proportion of deferred compensation compared with prior periods as a consequence of changes to our compensation structure. The development of compensation expenses will continue to depend significantly on the operating performance of our businesses, the governance of bank executive compensation and future amortization of deferred compensation.
Severance charges increased in 2009, mainly resulting from repositioning and efficiency programs in PCAM. Similar measures, which aim to reduce complexity in our operations, standardize processes across businesses and expand the offshoring of functions, are expected to continue in 2010.

20-F     Item 5: Operating and Financial Review and Prospects
The increase in general and administrative expenses in 2009 compared to 2008 included charges of € 316 million from a legal settlement with Huntsman Corp. and of € 200 million related to our offer to repurchase certain products from private investors, partly offset by the non-recurrence of significant specific items recorded in 2008. Excluding these factors, general and administrative expenses decreased in 2009, following cost saving initiatives, which are expected to contribute to a further decline in general and administrative expenses going forward.
The actual effective tax rate of 4.7 % in 2009 was impacted by numerous factors, including a strong performance of certain U.S. entities, together with improved income projections that resulted in the recognition of previously unrecognized deferred tax assets. The resolution of tax audits relating to prior years also had a positive impact on the effective tax rate in the reporting period. The future actual effective tax rate could continue to be influenced by the potential occurrence of specific factors.
Financial Results
The following table presents our condensed consolidated statement of income for 2009, 2008 and 2007.

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
Net interest income	12,459	12,453	8,849	6	0	3,604	41
Provision for credit losses	2,630	1,076	612	1,554	144	464	76

Net interest income after provision for credit losses	9,829	11,377	8,237	(1,548)	(14)	3,140	38

Commissions and fee income	8,911	9,741	12,282	(830)	(9)	(2,541)	(21)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175	17,101	N/M	(17,167)	N/M
Net gains (losses) on financial assets available for sale	(403)	666	793	(1,069)	N/M	(127)	(16)
Net income (loss) from equity method investments	59	46	353	13	28	(307)	(87)
Other income (loss)	(183)	699	1,377	(882)	N/M	(678)	(49)

Total noninterest income	15,493	1,160	21,980	14,333	N/M	(20,820)	(95)

Total net revenues	25,322	12,537	30,217	12,785	102	(17,680)	(59)

Compensation and benefits	11,310	9,606	13,122	1,704	18	(3,516)	(27)
General and administrative expenses	8,402	8,339	8,038	63	1	301	4
Policyholder benefits and claims	542	(252)	193	794	N/M	(445)	N/M
Impairment of intangible assets	(134)	585	128	(719)	N/M	457	N/M
Restructuring activities	—	—	(13)	—	N/M	13	N/M

Total noninterest expenses	20,120	18,278	21,468	1,842	10	(3,190)	(15)

Income (loss) before income taxes	5,202	(5,741)	8,749	10,943	N/M	(14,490)	N/M

Income tax expense (benefit)	244	(1,845)	2,239	2,089	N/M	(4,084)	N/M

Net income (loss)	4,958	(3,896)	6,510	8,854	N/M	(10,406)	N/M

Net income (loss) attributable to minority interest	(15)	(61)	36	46	(75)	(97)	N/M
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	6,474	8,808	N/M	(10,309)	N/M

N/M — Not meaningful

Net Interest Income
The following table sets forth data related to our Net interest income.

				2009 increase (decrease)			2008 increase (decrease)
in € m.				from 2008			from 2007
(unless stated otherwise)	2009	2008	2007	in € m.		in %	in € m.		in %
Total interest and similar income	26,953	54,549	64,675	(27,596)		(51)	(10,126)		(16)
Total interest expenses	14,494	42,096	55,826	(27,602)		(66)	(13,730)		(25)

Net interest income	12,459	12,453	8,849	6		0	3,604		41

Average interest-earning assets[1]	879,601	1,216,666	1,226,191	(337,065)		(28)	(9,525)		(1)
Average interest-bearing liabilities[1]	853,383	1,179,631	1,150,051	(326,248)		(28)	29,580		3
Gross interest yield[2]	3.06%	4.48%	5.27%	(1.42	) ppt	(32)	(0.79	) ppt	(15)
Gross interest rate paid[3]	1.70%	3.57%	4.85%	(1.87	) ppt	(52)	(1.28	) ppt	(26)
Net interest spread[4]	1.37%	0.91%	0.42%	0.46	ppt	51	0.49	ppt	117
Net interest margin[5]	1.42%	1.02%	0.72%	0.40	ppt	39	0.30	ppt	42

ppt — Percentage points

1	Average balances for each year are calculated in general based upon month-end balances.

2	Gross interest yield is the average interest rate earned on our average interest-earning assets.

3	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.
Net interest income in 2009 was € 12.5 billion, virtually unchanged compared to 2008. Interest income and interest expenses decreased significantly by € 27.6 billion each, mainly reflecting decreasing interest rate levels as a result of further rate cuts by central banks in 2009, in response to the credit crunch, and targeted asset reductions. Average interest earning assets, mainly trading assets, were reduced more significantly than average interest-bearing liabilities. The resulting decline in net interest income was offset by the positive effects from lower funding rates compared to 2008. These developments resulted in a widening of our net interest spread by 46 basis points and of our net interest margin by 40 basis points.
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

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
CIB — Sales & Trading (equity)	1,125	(1,513)	3,335	2,638	N/M	(4,848)	N/M
CIB — Sales & Trading (debt and other products)	4,375	(6,647)	3,858	11,022	N/M	(10,505)	N/M
Other	1,609	(1,832)	(18)	3,441	N/M	(1,814)	N/M

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175	17,101	N/M	(17,167)	N/M

N/M — Not meaningful
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (debt and other products) were gains of € 4.4 billion in 2009, compared to losses of € 6.6 billion in 2008. This development was mainly driven by significant losses in our credit trading businesses and mark-downs relating to provisions against monoline insurers, residential mortgage-backed securities and commercial real estate loans recorded in 2008. In addition, the result in 2009 included a strong performance in ‘flow’ trading products. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 1.1 billion in 2009, compared to losses of € 1.5 billion in 2008, mainly due to the non-recurrence of losses recognized in Equity Derivatives and Equity Proprietary Trading in 2008. In Other products, net gains of € 1.6 billion on financial assets/liabilities at fair value through profit or loss in 2009 were mainly related to our minority stake in Deutsche Postbank AG recognized in CI and to gains from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans recorded in C&A. Net losses of € 1.8 billion from Other products in 2008 included net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments.
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

In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank.

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
Net interest income	12,459	12,453	8,849	6	0	3,604	41
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175	17,101	N/M	(17,167)	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,568	2,461	16,024	17,107	N/M	(13,563)	(85)

Breakdown by Group Division/CIB product:[1]
Sales & Trading (equity)	2,047	(1,895)	3,117	3,942	N/M	(5,012)	N/M
Sales & Trading (debt and other products)	9,735	317	7,483	9,418	N/M	(7,166)	(96)
Total Sales & Trading	11,782	(1,578)	10,600	13,360	N/M	(12,178)	N/M
Loan products[2]	767	1,014	499	(247)	(24)	515	103
Transaction services	1,177	1,358	1,297	(180)	(13)	61	5
Remaining products[3]	239	(1,821)	(118)	2,060	N/M	(1,703)	N/M
Total Corporate and Investment Bank	13,966	(1,027)	12,278	14,993	N/M	(13,305)	N/M
Private Clients and Asset Management	4,160	3,871	3,529	290	7	342	10
Corporate Investments	793	(172)	157	965	N/M	(329)	N/M
Consolidation & Adjustments	649	(211)	61	859	N/M	(272)	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,568	2,461	16,024	17,107	N/M	(13,563)	(85)

N/M — Not meaningful

1	This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

2	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

3	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
Corporate and Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 11.8 billion in 2009, compared to negative € 1.6 billion in 2008. The main drivers for the increase were the non-recurrence of losses in Equity Derivatives, Equity Proprietary Trading and Credit Trading, as well as significantly lower mark-downs on credit-related exposures. In addition, the result in 2009 included a strong performance in ‘flow’ trading products. The decrease in Loan products was driven by lower interest income and gains (losses) on financial assets/liabilities at fair value through profit or loss in the commercial real estate business, partly offset by mark-to-market gains in 2009, versus losses in 2008, on the fair value loan and hedge portfolio. In Transaction services, combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased by € 180 million, primarily attributable to the low interest rate environment and lower depository receipts. The improvement of € 2.1 billion in Remaining products resulted mainly from significantly lower net mark-downs on leveraged loans and loan commitments in 2009 compared to 2008. In addition mark-to-market gains in 2009, versus mark-to-market losses in 2008, on investments held to back insurance policyholder claims in Abbey Life (offset in Policyholder benefits and claims in Noninterest expenses) contributed to the increase.

20-F     Item 5: Operating and Financial Review and Prospects
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.2 billion in 2009, an increase of € 290 million, or 7%, compared to 2008. The increase included higher net interest income from Loan products, mainly in PBC from increased loan margins, and from Other products, mainly driven by PBC’s asset and liability management function.
Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 793 million in 2009, compared to negative € 172 million in 2008. The development primarily reflects gains related to our minority stake in Deutsche Postbank AG recognized during 2009.
Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were € 649 million in 2009, compared to negative € 211 million in 2008. The 2009 result included gains from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, and higher net interest income on non-divisionalized assets/liabilities, including taxes, compared to 2008.
Provision for Credit Losses
Provision for credit losses was € 2.6 billion in 2009, versus € 1.1 billion in 2008. The provision in CIB was € 1.8 billion, versus
€ 408 million in the prior year, primarily reflecting a significant increase in the provision for assets reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and in Europe on the back of an overall deteriorating credit environment. The provision in PCAM was € 806 million, versus € 668 million in the prior year, predominantly reflecting a more challenging credit environment in Spain and Poland. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Credit Risk — Movements in the Allowance for Loan Losses”.

Remaining Noninterest Income
The following table sets forth information on our Remaining noninterest income.

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
Commissions and fee income[1]	8,911	9,741	12,282	(830)	(9)	(2,541)	(21)
Net gains (losses) on financial assets available for sale	(403)	666	793	(1,069)	N/M	(127)	(16)
Net income (loss) from equity method investments	59	46	353	13	28	(307)	(87)
Other income (loss)	(183)	699	1,377	(882)	N/M	(678)	(49)

Total remaining noninterest income	8,384	11,152	14,805	(2,768)	(25)	(3,653)	(25)

N/M — Not meaningful

1	Includes:

	2009	2008	2007	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:
Commissions for administration	392	384	427	8	2	(43)	(10)
Commissions for assets under management	2,319	2,815	3,376	(496)	(18)	(561)	(17)
Commissions for other securities business	214	215	162	(1)	(0)	53	33

Total	2,925	3,414	3,965	(489)	(14)	(551)	(14)

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,767	1,341	2,515	426	32	(1,174)	(47)
Brokerage fees	1,682	2,449	2,975	(767)	(31)	(526)	(18)

Total	3,449	3,790	5,490	(341)	(9)	(1,700)	(31)

Fees for other customer services	2,537	2,537	2,827	0	0	(289)	(10)

Total commissions and fee income	8,911	9,741	12,282	(830)	(9)	(2,541)	(21)

Commissions and fee income. Total commissions and fee income was € 8.9 billion in 2009, a decrease of € 830 million, or 9%, compared to 2008. Commissions and fees from fiduciary activities decreased € 489 million compared to the prior year, driven by lower assets under management in AM, as a consequence of the prevailing weak market conditions (mainly in the first nine months of 2009). Underwriting and advisory fees improved by € 426 million, or 32%, mainly from increased primary issuances as market activity increased across all regions, partly offset by decreased fees from advisory as a result of continued low volumes of market activity. Brokerage fees decreased by € 767 million, or 31%, primarily driven by lower customer demand in 2009 following the market turbulence in 2008. Fees for other customer services were unchanged compared to 2008.
Net gains (losses) on financial assets available for sale. Net losses on financial assets available for sale were € 403 million in 2009, versus net gains of € 666 million in 2008. The losses in 2009 were primarily attributable to impairment charges related to investments in CB&S and to AM’s real estate business. The net gains in 2008 were mainly driven by gains of € 1.3 billion from the sale of industrial holdings in CI, partly offset by impairment charges in CIB’s sales and trading areas, including a € 490 million impairment loss on available for sale positions.
Net income (loss) from equity method investments. Net income from equity method investments was € 59 million and € 46 million in 2009 and 2008, respectively. In 2009, income from our investment in Deutsche Postbank AG, recorded in CI, was partly offset by impairment charges on certain equity method investments in our commercial real estate business in CB&S. There were no significant individual items included in 2008.

20-F     Item 5: Operating and Financial Review and Prospects
Other income. Total Other income (loss) was a loss of € 183 million in 2009. The decrease of € 882 million compared to 2008 reflected primarily an impairment charge of € 575 million on The Cosmopolitan Resort and Casino property in 2009 and a lower result from derivatives qualifying for hedge accounting in 2009 compared to 2008.
Noninterest Expenses
The following table sets forth information on our noninterest expenses.

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
Compensation and benefits	11,310	9,606	13,122	1,704	18	(3,516)	(27)
General and administrative expenses[1]	8,402	8,339	8,038	63	1	301	4
Policyholder benefits and claims	542	(252)	193	794	N/M	(445)	N/M
Impairment of intangible assets	(134)	585	128	(719)	N/M	457	N/M
Restructuring activities	—	—	(13)	—	N/M	13	N/M

Total noninterest expenses	20,120	18,278	21,468	1,842	10	(3,190)	(15)

N/M — Not meaningful

1	Includes:

	2009	2008	2007	in € m.	in %	in € m.	in %
IT costs	1,759	1,818	1,863	(59)	(3)	(45)	(2)
Occupancy, furniture and equipment expenses	1,457	1,434	1,347	23	2	87	6
Professional service fees	1,088	1,164	1,257	(76)	(7)	(93)	(7)
Communication and data services	672	698	678	(26)	(4)	20	3
Travel and representation expenses	408	504	554	(96)	(19)	(50)	(9)
Payment, clearing and custodian services	406	415	436	(9)	(2)	(21)	(5)
Marketing expenses	278	373	411	(95)	(25)	(38)	(9)
Other expenses	2,334	1,933	1,492	401	21	441	30

Total general and administrative expenses	8,402	8,339	8,038	63	1	301	4

Compensation and benefits. The increase of € 1.7 billion, or 18%, in 2009 compared to 2008 reflected a higher variable compensation as a result of improved operating performance. It was also impacted by € 225 million in respect of the bank payroll tax announced by the U.K. government. However, this increase was partially offset by the positive impact of changes to our compensation structure, mainly reflecting an increased proportion of deferred compensation compared with prior periods, in line with the requirements of the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin, German Financial Supervisory Authority) and the guidelines agreed at the G-20 meeting in Pittsburgh in the U.S., in September 2009.
General and administrative expenses. General and administrative expenses increased by € 63 million in 2009 compared to 2008. The development in both years was impacted by specific significant charges. Such charges were higher in 2009 than in 2008. In 2009, these included € 316 million from a legal settlement with Huntsman Corp. and € 200 million related to our offer to repurchase certain products from private investors, both reflected in Other expenses. In 2008, a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities/ Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S. was recorded in Other expenses. Without these specific charges, General and administrative expenses were down in 2009 compared to 2008, mainly from lower expenses for marketing, travel, professional services and IT.

Policyholder benefits and claims. The charge of € 542 million in the current year, compared to a credit of € 252 million in 2008, resulted primarily from the aforementioned effects from Abbey Life. These insurance-related charges are offset by related net gains on financial assets/liabilities at fair value through profit or loss.
Impairment of intangible assets. Included in 2009 was the reversal of an impairment charge on intangible assets of € 291 million in AM, related to DWS Investments in the U.S. (formerly DWS Scudder), which had been taken in the fourth quarter 2008. Also included were goodwill impairment charges of € 151 million in 2009 and of € 270 million in 2008, which were related to a consolidated RREEF infrastructure investment.
Income Tax Expense
A tax expense of € 244 million was recorded in 2009, compared to an income tax benefit of € 1.8 billion in the prior year. The tax expense in 2009 benefited from the recognition of deferred tax assets in the U.S., which reflects strong current performance and improved income projections of Deutsche Bank entities within that tax jurisdiction, specific tax items including the resolution of tax audits relating to prior years, and tax exempt income. The net tax benefit in 2008 was mainly driven by the geographic mix of income/loss and the valuation of unused tax losses. The effective tax rates were 4.7 % in 2009 and 32.1 % in 2008.
Results of Operations by Segment (2009 vs. 2008)
The following is a discussion of the results of our business segments. See Note [4] to the consolidated financial statements for information regarding
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

20-F     Item 5: Operating and Financial Review and Prospects
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2009. Segment results were prepared in accordance with our management reporting systems.

	Corporate	Private
2009	and	Clients and		Total
in € m.	Investment	Asset	Corporate	Management	Consolidation &	Total
(unless stated otherwise)	Bank	Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	18,804	8,264	1,044	28,112	(159)	27,952

Provision for credit losses	1,816	806	8	2,630	(0)	2,630

Total noninterest expenses	12,678	6,804	581	20,063	57	20,120

therein:
Policyholder benefits and claims	541	—	—	541	2	542
Impairment of intangible assets	5	(291)	151	(134)	—	(134)
Restructuring activities	—	—	—	—	—	—

Minority interest	(2)	(7)	(1)	(10)	10	—

Income (loss) before income taxes	4,312	660	456	5,428	(226)	5,202 [1]

Cost/income ratio	67%	82%	56%	71%	N/M	72%
Assets[2]	1,343,824	174,738	28,456	1,491,108	9,556	1,500,664
Average active equity[3]	19,041	8,408	4,323	31,772	2,840	34,613
Pre-tax return on average active equity[4]	23%	8%	11%	17%	N/M	15%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to Note [4]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 15% .

	Corporate	Private
2008	and	Clients and		Total
in € m.	Investment	Asset	Corporate	Management	Consolidation &	Total
(unless stated otherwise)	Bank	Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	3,201	9,041	1,290	13,532	82	13,613

Provision for credit losses	408	668	(1)	1,075	1	1,076

Total noninterest expenses	10,213	7,972	95	18,279	(0)	18,278

therein:
Policyholder benefits and claims	(273)	18	—	(256)	4	(252)
Impairment of intangible assets	5	580	—	585	—	585
Restructuring activities	—	—	—	—	—	—

Minority interest	(48)	(20)	2	(66)	66	—

Income (loss) before income taxes	(7,371)	420	1,194	(5,756)	15	(5,741) [1]

Cost/income ratio	N/M	88%	7%	135%	N/M	134%
Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423
Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079
Pre-tax return on average active equity[4]	(36)%	5%	N/M	(20)%	N/M	(18)%

N/M — Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to Note [4]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is (17) %.

		Private
2007	Corporate	Clients and		Total
in € m.	and	Asset	Corporate	Management	Consolidation &	Total
(unless stated otherwise)	Investment Bank	Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	19,176	10,129	1,517	30,822	7	30,829

Provision for credit losses	109	501	3	613	(1)	612

Total noninterest expenses	13,886	7,560	220	21,667	(199)	21,468

therein:
Policyholder benefits and claims	116	73	—	188	5	193
Impairment of intangible assets	—	74	54	128	—	128
Restructuring activities	(4)	(9)	—	(13)	—	(13)

Minority interest	34	8	(5)	37	(37)	—

Income (loss) before income taxes	5,147	2,059	1,299	8,505	243	8,749 [1]

Cost/income ratio	72%	75%	15%	70%	N/M	70%
Assets[2]	1,800,027	156,767	13,005	1,916,304	8,699	1,925,003
Average active equity[3]	20,714	8,539	473	29,725	368	30,093
Pre-tax return on average active equity[4]	25%	24%	N/M	29%	N/M	29%

N/M — Not meaningful

1	Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million and an impairment of intangible assets (Asset Management) of € 74 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to Note [4]. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 24% .

20-F     Item 5: Operating and Financial Review and Prospects
Group Divisions
Corporate and Investment Bank Group Division
The following table sets forth the results of our Corporate and Investment Bank Group Division (CIB) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Sales & Trading (equity)	2,734	(631)	4,612
Sales & Trading (debt and other products)	9,795	116	8,401
Origination (equity)	663	334	860
Origination (debt)	1,132	(713)	714
Advisory	402	589	1,089
Loan products	1,623	1,393	1,067
Transaction services	2,606	2,774	2,585
Other products	(151)	(661)	(151)

Total net revenues	18,804	3,201	19,176

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	13,966	(1,027)	12,278

Provision for credit losses	1,816	408	109

Total noninterest expenses	12,678	10,213	13,886
therein:
Policyholder benefits and claims	541	(273)	116
Impairment of intangible assets	5	5	—
Restructuring activities	—	—	(4)

Minority interest	(2)	(48)	34

Income (loss) before income taxes	4,312	(7,371)	5,147

Cost/income ratio	67%	N/M	72%
Assets	1,343,824	2,047,181	1,800,027
Average active equity[1]	19,041	20,262	20,714
Pre-tax return on average active equity	23%	(36)%	25%

N/M — Not meaningful

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division
The following table sets forth the results of our Corporate Banking & Securities Corporate Division (CB&S) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Sales & Trading (equity)	2,734	(631)	4,612
Sales & Trading (debt and other products)	9,795	116	8,401
Origination (equity)	663	334	860
Origination (debt)	1,132	(713)	714
Advisory	402	589	1,089
Loan products	1,623	1,393	1,067
Other products	(151)	(661)	(151)

Total net revenues	16,197	428	16,591

Provision for credit losses	1,789	402	102

Total noninterest expenses	10,874	8,550	12,253
therein:
Policyholder benefits and claims	541	(273)	116
Impairment of intangible assets	5	5	—
Restructuring activities	—	—	(4)

Minority interest	(2)	(48)	34

Income (loss) before income taxes	3,537	(8,476)	4,202

Cost/income ratio	67%	N/M	74%
Assets	1,308,220	2,011,983	1,785,876
Average active equity[1]	17,881	19,181	19,619
Pre-tax return on average active equity	20%	(44)%	21%

N/M — Not meaningful

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2009 and 2008
Net revenues in 2009 were € 16.2 billion, after mark-downs of € 925 million, versus € 428 million, after mark-downs of € 7.5 billion, in 2008. This development was due predominantly to strong performance in ‘flow’ trading products and the non-recurrence of trading losses recognized in the final quarter of 2008. Both factors reflected a successful reorientation of the sales and trading platform towards customer business and liquid, ‘flow’ products. 2009 revenues additionally benefited from favorable market conditions, including both margins and volumes, particularly in the first half of the year, together with record full-year revenues in Commodities and Emerging Market Debt trading.
Sales & Trading (debt and other products) revenues for the year were € 9.8 billion, compared to € 116 million in 2008. This increase primarily reflects significantly lower mark-downs of € 1.0 billion for the year, compared to € 5.8 billion in 2008, and the non-recurrence of Credit Trading losses of € 3.2 billion, mainly incurred in the fourth quarter of 2008. All ‘flow’ products benefited from wider bid-offer spreads and increased client volumes. Foreign Exchange and Money Markets reported strong revenues, although lower than the record levels seen in 2008. Rates and Emerging Markets generated record revenues, reflecting favorable market conditions. Commodities also had record revenues in 2009. Credit Trading had strong performance following a success-

20-F     Item 5: Operating and Financial Review and Prospects
ful reorientation towards more liquid, client-driven business, which included the closure of our dedicated credit proprietary trading platform.
Sales & Trading (equity) revenues were € 2.7 billion, compared to negative € 631 million in 2008. The increase was driven by the non-recurrence of losses in Equity Derivatives of € 1.4 billion and in Equity Proprietary Trading of € 742 million, mainly in the fourth quarter 2008. In addition, there was a strong performance across all products, especially Equity Trading. Equity Derivatives performance improved significantly after the first quarter 2009 following the reorientation of the business. Equity Proprietary Trading performed well throughout 2009 with substantially lower risk than in 2008.
Origination and Advisory revenues were € 2.2 billion, an increase of € 2.0 billion versus 2008. This increase was mainly in debt origination, and reflected the non-recurrence of net mark-downs of € 1.7 billion on leveraged loans and loan commitments in the prior year, compared with net mark-ups of € 103 million in the current year. Equity origination revenues grew substantially by € 328 million to € 663 million as market activity increased across all regions. Advisory revenues decreased by € 187 million, or 32%, as global volumes declined from the prior year and were at the lowest level since 2004.
Loan products net revenues were € 1.6 billion, an increase of € 230 million, or 17%, versus 2008, mainly driven by mark-to-market gains on the investment grade fair value loan and hedge portfolio in the current year, compared with unrealized net mark-to-market losses in 2008.
Other products revenues were negative € 151 million, an increase of € 511 million over 2008. This development was driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, partly offset by an impairment charge of € 500 million relating to The Cosmopolitan Resort and Casino property and losses on private equity investments recorded in the first quarter 2009.
The provision for credit losses was € 1.8 billion, versus € 402 million in 2008. The increase primarily reflected provisions for credit losses related to Leveraged Finance assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions as a result of deteriorating credit conditions, predominantly in Europe and the Americas.
Noninterest expenses increased € 2.3 billion, or 27%, to € 10.9 billion. The increase mainly reflects higher performance-related compensation in line with improved results and effects from Abbey Life. In addition, noninterest expenses included charges of € 200 million related to the bank’s offer to repurchase certain products from private investors in the third quarter 2009, and of € 316 million related to a legal settlement with Huntsman Corp. recorded in the second quarter 2009. These were partly offset by savings from cost containment measures and lower staff levels.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent. Assets that were reclassified in the third quarter 2008 were reclassified with effect from July 1, 2008 at the fair value as of that date. Where the business decision to reclassify was made by November 1, 2008 and these assets met the reclassification rules and the Group’s internal reclassification criteria, the reclassifications were made with effect from October 1, 2008 at the fair value of that date. Business decisions to reclassify assets after November 1, 2008 were made on a prospective basis at fair value on the date reclassification was approved.
The tables below show the net contribution of the reclassification accounting for CB&S. The tables show that the reclassifications resulted in € 273 million losses to the income statement and € 1.2 billion gains foregone in net gains (losses) not recognized in the income statement for 2009. For the full year 2008, the reclassifications resulted in € 3.3 billion gains to the income statement and € 1.8 billion gains to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided in “Update on Key Credit Market Exposures”.

2009 impact of the reclassifications	Dec 31, 2009		Year ended Dec 31, 2009
				Impact on net
			Impact on	gains (losses) not
			income before	recognized in the
	Carrying value	Fair value	income taxes	income statement
	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	18.2	15.9	407	—
Financial assets available for sale reclassified to loans	9.3	8.2	(16)	(1,102)
Origination and Advisory
Trading assets reclassified to loans	6.1	5.7	(664)	—
Loan products
Financial assets available for sale reclassified to loans	—	—	—	(114)[1]

Total	33.6	29.8	(273) [2]	(1,216)

of which related to reclassifications made in 2008	30.7	27.1	(472)	(1,216)
of which related to reclassifications made in 2009	2.9	2.7	199	—

1	The negative amount shown as the annual movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the year. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement.

2	In addition to the impact in CB&S, income before income taxes increased by € 18 million in PBC.

20-F     Item 5: Operating and Financial Review and Prospects

2008 impact of the reclassifications	Dec 31, 2008		Year ended Dec 31, 2008
					Impact on net
			Impact on		gains (losses) not
			income before		recognized in the
	Carrying value	Fair value	income taxes		income statement
	in € bn.	in € bn.	in € m.		in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	16.2	14.3	2,073		—
Financial assets available for sale reclassified to loans	10.5	8.5	121		1,712
Origination and Advisory
Trading assets reclassified to loans	7.4	6.4	1,101		—
Loan products
Financial assets available for sale reclassified to loans	0.3	0.1	—		114

Total	34.4	29.3	3,295	[1]	1,826

1	In addition to the impact in CB&S, income before income taxes increased by € 32 million in PBC.
The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an “originate to distribute” strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits at reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 11.9 billion on the reclassification date.
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.
Mortgage Related Exposure: We have mortgage related exposures through a number of our businesses, including our CDO trading and origination and U.S. and European mortgage businesses. The following table presents the mortgage related exposure from the businesses described, net of hedges and other protection purchased.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses
in € m.	Dec 31, 2009	Dec 31, 2008
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure — Trading[1]	317	485
CDO subprime exposure — Available for sale	34	86
CDO Alt-A exposure — Trading	22	54
Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[2]	1,301	1,259
European residential mortgage business exposure[3]	179	257

1	Classified as Subprime if 50% or more of the underlying collateral are home equity loans.

2	Thereof € 389 million Alt-A, € 71 million Subprime, € 244 million Other and € 597 million Trading-related net positions as of December 31, 2009 and € 1.0 billion Alt-A, € (134) million Subprime, € (57) million Other and € 403 million Trading-related net positions as of December 31, 2008.

3	Thereof United Kingdom € 145 million, Italy € 26 million and Germany € 8 million as of December 31, 2009 and United Kingdom € 188 million, Italy € 56 million and Germany €13 million as of December 31, 2008.

In the above table, exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different exposures; for each position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).
The table above relates to key credit market positions exposed to fair value movements through the income statement. It excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of December 31, 2009 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 370 million, CDO subprime exposure — Trading € 432 million) and as of December 31, 2008 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 336 million, CDO subprime exposure — Trading € 373 million).
The table also excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.
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
Exposure to Monoline Insurers: The deterioration of the U.S. subprime mortgage and related markets has generated large exposures to financial guarantors, such as monoline insurers, that have insured or guaranteed the value of pools of collateral referenced by CDOs and other market-traded securities. Actual claims against monoline insurers will only become due if actual defaults occur in the underlying assets (or collateral). There is ongoing uncertainty as to whether some monoline insurers will be able to meet all their liabilities to banks and other buyers of protection. Under certain conditions (e.g., liquidation) we can accelerate claims regardless of actual losses on the underlying assets.
The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated credit valuation adjustments (“CVA”) that we have recorded against the exposures. CVAs are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring

20-F     Item 5: Operating and Financial Review and Prospects
or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency. The ratings in the tables below are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of December 31, 2009 and December 31, 2008.

	Dec 31, 2009				Dec 31, 2008
Monoline exposure related to		Fair value				Fair value
U.S. residential mortgages	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA	CVA	after CVA	amount	CVA	CVA	after CVA
AA Monolines:
Super Senior ABS CDO	—	—	—	—	—	—	—	—
Other subprime	142	70	(6)	64	76	40	—	39
Alt-A	4,337	1,873	(172)	1,701	5,063	1,573	(37)	1,536

Total AA Monolines	4,479	1,943	(178)	1,765	5,139	1,613	(37)	1,576

Non Investment Grade Monolines:
Super Senior ABS CDO	—	—	—	—	1,110	1,031	(918)	113
Other subprime	—	—	—	—	258	80	(24)	56
Alt-A	—	—	—	—	1,293	336	(346)	(10)

Total Non Investment Grade Monolines	—	—	—	—	2,660	1,447	(1,288)	159

Total	4,479	1,943	(178)	1,765	7,799	3,060	(1,325)	1,735

	Dec 31, 2009				Dec 31, 2008
		Fair value				Fair value
Other Monoline exposure	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA	CVA	after CVA	amount	CVA	CVA	after CVA
AA Monolines:
TPS-CLO	2,717	925	(85)	840	3,019	1,241	(29)	1,213
CMBS	1,004	68	(6)	62	1,018	117	(3)	115
Corporate single name/Corporate CDO	2,033	(3)	—	(3)	6,273	222	(2)	219
Student loans	232	39	(4)	35	277	105	(2)	103
Other	902	249	(23)	226	587	288	(5)	283

Total AA Monolines	6,888	1,277	(117)	1,160	11,174	1,974	(41)	1,933

Non AA Investment Grade Monolines:
TPS-CLO	—	—	—	—	416	215	(59)	156
CMBS	—	—	—	—	5,537	882	(111)	771
Corporate single name/Corporate CDO	—	—	—	—	5,525	272	(38)	234
Student loans	—	—	—	—	53	20	(3)	17
Other	—	—	—	—	498	94	(16)	78

Total Non AA Investment Grade Monolines	—	—	—	—	12,029	1,484	(228)	1,256

Non Investment Grade Monolines:
TPS-CLO	876	274	(100)	174	831	244	(74)	169
CMBS	5,932	813	(355)	458	672	125	(56)	69
Corporate single name/Corporate CDO	4,366	26	(12)	14	787	9	(2)	6
Student loans	1,221	560	(319)	241	1,185	906	(227)	680
Other	1,645	278	(102)	176	1,244	504	(229)	275

Total Non Investment Grade Monolines	14,040	1,950	(887)	1,063	4,719	1,787	(588)	1,199

Total	20,928	3,227	(1,004)	2,223	27,922	5,245	(857)	4,388

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2009 and December 31, 2008, the exposure on wrapped bonds related to U.S. residential mortgages was € 100 million and € 58 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 54 million and € 136 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.
A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
The following table shows the roll-forward of CVA held against monoline insurers from December 31, 2008 to December 31, 2009.

Credit valuation adjustment
in € m.	2009
Balance, beginning of year	2,182

Settlements	(1,686)
Increase	686

Balance, end of year	1,182

Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis. The following is a summary of our exposure to commercial mortgage whole loans as of December 31, 2009 and December 31, 2008. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate whole loans
in € m.	Dec 31, 2009	Dec 31, 2008
Loans held on a fair value basis, net of risk reduction[1]	1,806	2,605
Loans reclassified in accordance with the amendments to IAS 39[2]	6,453	6,669
Loans related to asset sales[3]	2,083	2,103

1	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.0 billion as of December 31, 2009 and € 1.4 billion as of December 31, 2008.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008.

20-F     Item 5: Operating and Financial Review and Prospects
Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2009 and December 31, 2008. These activities include private equity transactions and other buyout arrangements. The table excludes loans transacted prior to January 1, 2007, which were undertaken prior to the disruption in the leveraged finance markets, and loans that have been classified as held to maturity since inception.

Leveraged Finance
in € m.	Dec 31, 2009	Dec 31, 2008
Loans held on a fair value basis	505	994
thereof: loans entered into since January 1, 2008	385	469
Loans reclassified in accordance with the amendments to IAS 39[1]	6,152	7,652
Loans related to asset sales[2]	5,804	5,673

1	Carrying value.

2	Carrying value of vendor financing on loans sold since January 1, 2008.
Since January 1, 2008, we entered into transactions with special purpose entities to derecognize certain loans, predominantly U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss, which are reflected as Loans related to asset sales in the above tables. See “Special Purpose Entities — Relationships with Other Nonconsolidated SPEs - Group Sponsored Securitizations”.
Global Transaction Banking Corporate Division
The following table sets forth the results of our Global Transaction Banking Corporate Division (GTB) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Transaction services	2,606	2,774	2,585
Other products	—	—	—

Total net revenues	2,606	2,774	2,585

Provision for credit losses	27	5	7

Total noninterest expenses	1,804	1,663	1,633
therein:
Restructuring activities	—	—	(1)

Minority interest	—	—	—

Income (loss) before income taxes	776	1,106	945

Cost/income ratio	69%	60%	63%
Assets	47,416	49,487	32,117
Average active equity[1]	1,160	1,081	1,095
Pre-tax return on average active equity	67%	102%	86%

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2009 and 2008
Net revenues were € 2.6 billion, a decrease of € 167 million, or 6%, compared to 2008. The decrease was attributable to a low interest rate environment, depressed asset valuations during the first nine months of 2009, lower depository receipts and reduced dividend activity. These were partly offset by continued growth in

Trade Finance products and a positive impact of € 160 million related to a revision of our risk-based funding framework.
Provision for credit losses was € 27 million for 2009, versus € 5 million for 2008.
Noninterest expenses were € 1.8 billion, an increase of € 141 million, or 8%, compared to 2008. The increase was driven by higher regulatory costs related to deposit and pension protection, growing transaction-related expenses as well as increased performance-related compensation in line with improved Group-wide results. In addition, the formation of Deutsche Card Services in the fourth quarter 2008 contributed to higher noninterest expenses.
Private Clients and Asset Management Group Division
The following table sets forth the results of our Private Clients and Asset Management Group Division (PCAM) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Portfolio/fund management	2,033	2,457	3,017
Brokerage	1,456	1,891	2,172
Loan/deposit	3,531	3,251	3,154
Payments, account & remaining financial services	1,005	1,066	1,030
Other products	239	376	756

Total net revenues	8,264	9,041	10,129

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,160	3,871	3,529

Provision for credit losses	806	668	501

Total noninterest expenses	6,804	7,972	7,560
therein:
Policyholder benefits and claims	—	18	73
Impairment of intangible assets	(291)	580	74
Restructuring activities	—	—	(9)

Minority interest	(7)	(20)	8

Income (loss) before income taxes	660	420	2,059

Cost/income ratio	82%	88%	75%
Assets	174,738	188,785	156,767
Average active equity[1]	8,408	8,315	8,539
Pre-tax return on average active equity	8%	5%	24%
Invested assets[2] (in € bn.)	880	816	952

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Private Clients and Asset Management Group Division.

20-F     Item 5: Operating and Financial Review and Prospects
Asset and Wealth Management Corporate Division
The following table sets forth the results of our Asset and Wealth Management Corporate Division (AWM) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Portfolio/fund management (AM)	1,466	1,840	2,351
Portfolio/fund management (PWM)	309	361	414

Total portfolio/fund management	1,775	2,201	2,765

Brokerage	758	908	964
Loan/deposit	314	266	223
Payments, account & remaining financial services	23	26	22
Other products	(183)	(137)	401

Total net revenues	2,688	3,264	4,374

Provision for credit losses	17	15	1

Total noninterest expenses	2,476	3,794	3,453
therein:
Policyholder benefits and claims	—	18	73
Impairment of intangible assets	(291)	580	74
Restructuring activities	—	—	(8)

Minority interest	(7)	(20)	7

Income (loss) before income taxes	202	(525)	913

Cost/income ratio	92%	116%	79%
Assets	43,761	50,473	39,180
Average active equity[1]	4,791	4,870	5,109
Pre-tax return on average active equity	4%	(11)%	18%
Invested assets[2] (in € bn.)	686	628	749

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.
Comparison between 2009 and 2008
For the year 2009, AWM reported net revenues of € 2.7 billion, a decrease of € 576 million, or 18%, compared to 2008. Portfolio/fund management revenues in Asset Management (AM) decreased by € 374 million, or 20%, and in Private Wealth Management (PWM) by € 52 million, or 14%, compared to 2008. This development was primarily driven by lower management fees as a result of lower asset valuations during the first nine months of 2009, while the fourth quarter 2009 indicated positive revenue impacts following a stabilization of the capital markets after market turbulence in the prior year quarter. Brokerage revenues decreased by € 150 million, or 16%, compared to 2008, affected by continued lower customer activity due to the uncertainties in securities markets, and by a shift towards lower-margin products. Loan/deposit revenues were up € 48 million, or 18%, due to higher loan margins and the positive impact from the revision of our risk-based funding framework in the second quarter 2009. Revenues from Other products were negative € 183 million for 2009 compared to negative revenues of € 137 million in the last year. This development mainly resulted from higher impairment charges related to AM’s real estate business, partially offset by lower discretionary injections into money market funds and lower impairment charges on seed capital and other investments.

Noninterest expenses in 2009 were € 2.5 billion, a decrease of € 1.3 billion, or 35%, compared to 2008. This development included the reversal of an impairment charge on intangible assets of € 291 million in AM, related to DWS Investments in the U.S. (formerly DWS Scudder), which had been taken in 2008. In addition, noninterest expenses in 2008 were negatively affected by a goodwill impairment of € 270 million in a consolidated RREEF infrastructure investment (transferred to Corporate Investments in 2009). Higher severance payments compared to 2008, reflecting our continued efforts to reposition our platform, were partly offset by the non-recurrence of an € 98 million provision related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities / Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S. in 2008.
Invested assets in AWM were € 686 billion at December 31, 2009, an increase of € 58 billion compared to December 31, 2008. In AM, invested assets increased by € 33 billion mainly due to market appreciation and net new money of € 9 billion. Invested assets in PWM increased by € 25 billion, also predominantly resulting from market appreciation and net new money of € 7 billion.
Private & Business Clients Corporate Division
The following table sets forth the results of our Private & Business Clients Corporate Division (PBC) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues:
Portfolio/fund management	257	256	252
Brokerage	698	983	1,207
Loan/deposit	3,216	2,985	2,932
Payments, account & remaining financial services	982	1,040	1,008
Other products	422	513	355

Total net revenues	5,576	5,777	5,755

Provision for credit losses	790	653	501

Total noninterest expenses	4,328	4,178	4,108
therein:
Restructuring activities	—	—	(1)

Minority interest	0	0	0

Income (loss) before income taxes	458	945	1,146

Cost/income ratio	78%	72%	71%
Assets	131,013	138,350	117,809
Average active equity[1]	3,617	3,445	3,430
Pre-tax return on average active equity	13%	27%	33%
Invested assets[2] (in € bn.)	194	189	203
Loan volume (in € bn.)	96	91	87
Deposit volume (in € bn.)	109	118	96

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2	We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

20-F     Item 5: Operating and Financial Review and Prospects
Comparison between 2009 and 2008
Net revenues were € 5.6 billion, down € 201 million, or 3%, versus 2008. Portfolio/fund management revenues remained virtually unchanged compared to 2008. Brokerage revenues decreased by € 285 million, or 29%, mainly reflecting wariness on the part of retail investors in the wake of market turbulence in the fourth quarter 2008. Loan/deposit revenues increased by € 232 million, or 8%, resulting from higher loan volumes and margins, partly offset by lower deposit margins. Payments, account & remaining financial services revenues decreased by € 58 million, or 6%, mainly driven by lower revenues related to insurance products sales. Revenues from Other products of € 422 million in 2009 decreased by € 91 million, or 18%, mainly driven by the non-recurrence of a post-IPO dividend income from a co-operation partner and subsequent gains related to the disposal of a business, both recorded in 2008.
Provision for credit losses was € 790 million, an increase of € 136 million, or 21%, compared to 2008. This development reflects the continued deterioration of the credit environment in Spain and Poland, and generally higher credit costs in the other regions, partly offset by releases and lower provisions of € 146 million in 2009 related to certain revised parameter and model assumptions.
Noninterest expenses of € 4.3 billion were € 150 million, or 4%, higher than in 2008. This increase was predominantly driven by higher severance payments of € 192 million, up from € 84 million in 2008, related to measures to improve our efficiency.
Invested assets were € 194 billion as of December 31, 2009, an increase of € 5 billion compared to December 31, 2008, mainly driven by market appreciation, amounting to € 10 billion, partly offset by outflows reflecting maturities in time deposits, which were acquired in the fourth quarter of 2008.
The number of clients in PBC was 14.6 million at year end 2009, unchanged compared to December 31, 2008.

Corporate Investments Group Division
The following table sets forth the results of our Corporate Investments Group Division (CI) for the years ended December 31, 2009, 2008 and 2007, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2009	2008	2007
Net revenues	1,044	1,290	1,517
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	793	(172)	157

Provision for credit losses	8	(1)	3

Total noninterest expenses	581	95	220
therein:
Impairment of intangible assets	151	—	54
Restructuring activities	—	—	(0)

Minority interest	(1)	2	(5)

Income (loss) before income taxes	456	1,194	1,299

Cost/income ratio	56%	7%	15%
Assets	28,456	18,297	13,005
Average active equity[1]	4,323	403	473
Pre-tax return on average active equity	11%	N/M	N/M

N/M — Not meaningful

1	See Note [4] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2009 and 2008
Net revenues were € 1.0 billion, a decrease of € 245 million compared to 2008. Net revenues in 2009 included three significant components which were related to Deutsche Postbank AG: mark-to-market gains of € 476 million from our derivatives related to the acquisition of shares, mark-to-market gains of € 352 million from the put/call options to increase our investment and a positive equity pick-up of € 200 million. In addition, net revenues included mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and gains of € 302 million from the sale of industrial holdings (mainly related to Daimler AG and Linde AG). These positive items were partly offset by impairment charges of € 302 million on our industrial holdings and € 75 million on The Cosmopolitan Resort and Casino property.
Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.
Total noninterest expenses were € 581 million, an increase of € 487 million compared to the previous year. This increase was mainly related to our investment in Maher Terminals (for which management responsibility changed from AWM to CI in the first quarter 2009), including a goodwill impairment charge of € 151 million.
At year end 2009, the alternative assets portfolio of CI had a carrying value of € 2.1 billion compared to € 434 million at year end 2008. This increase was mainly related to the change in management responsibilities for certain assets from AWM and CB&S to CI.

20-F     Item 5: Operating and Financial Review and Prospects
Consolidation & Adjustments
For a discussion of Consolidation & Adjustments to our business segment results see Note [4] to the consolidated financial statements.
Operating Results (2008 vs. 2007)
Net Interest Income
Net interest income in 2008 was € 12.5 billion, an increase of € 3.6 billion, or 41%, from 2007. Both total interest and similar income and total interest expenses in 2008 were significantly below those of 2007, mainly reflecting the overall decline in interest levels as central banks globally cut rates during 2008 in response to the credit crunch. The decrease in interest expenses was more pronounced than the decrease in interest income. Although our average interest-bearing liabilities volume increased by € 29.6 billion, or 3%, in 2008, our ability to fund at significantly lower rates compared to 2007 was the main reason for the widening of our net interest spread by 49 basis points and of our net interest margin by 30 basis points.
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from CIB — Sales & Trading (debt and other products) were net losses of € 6.6 billion in 2008, compared to net gains of € 3.9 billion in 2007. This development was mainly driven by mark-downs relating to reserves against monoline insurers, provisions against residential mortgage-backed securities and commercial real estate loans and significant losses in our credit trading businesses, including our proprietary trading businesses in the third and fourth quarter of 2008. Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (equity) were losses of € 1.5 billion, mainly generated in Equity Derivatives and Equity Proprietary Trading, compared to net gains of € 3.3 billion in 2007. The main contributor to net losses of € 1.8 billion on financial assets/liabilities at fair value through profit or loss from Other products were net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments in 2008.
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
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 3.9 billion in 2008, an increase of € 342 million, or 10%, compared to 2007. The main contributor to the increase was higher net interest income following the consolidation of several money market funds in the first half of 2008. Higher loan and deposit volumes from growth in PBC also contributed to the increase.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 172 million in 2008, compared to positive € 157 million in 2007, primarily reflecting mark-to-market losses from our option to increase our share in Hua Xia Bank Co. Ltd.
Provision for Credit Losses
Provision for credit losses was € 1.1 billion in 2008, up 76%, compared to € 612 million in 2007. This increase reflected net charges of € 408 million in CIB, compared to € 109 million in 2007, and a 33 % increase in PCAM’s provision to € 668 million, primarily in PBC. The increase in CIB included € 257 million of provisions related to loans reclassified in accordance with amendments to IAS 39 and additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.
Remaining Noninterest Income
Commissions and fee income. Total 2008 commissions and fee income was € 9.7 billion, a decrease of € 2.5 billion, or 21%, compared with 2007. Commissions and fees from fiduciary activities decreased € 551 million compared to the prior year, mainly driven by lower performance and asset-based fees in PCAM. Underwriting and advisory fees decreased by € 1.2 billion, or 47%, and Brokerage fees by € 526 million, or 18%, mainly driven by CB&S, as business volumes decreased in line with market developments. Fees for other customer services also decreased € 289 million.
Net gains (losses) on financial assets available for sale. Total net gains on financial assets available for sale were € 666 million in 2008, down € 127 million, or 16%, compared to 2007. The 2008 result was driven mainly by net gains of € 1.3 billion from the sale of industrial holdings in CI (mainly related to reductions of our holdings in Daimler AG and Linde AG and the sale of our remaining holding in Allianz SE), partly offset by impairment charges in CIB’s sales and trading areas, mainly including impairment losses of € 490 million. The 2007 result was primarily attributable to disposal gains of € 626 million related to CI’s industrial holdings portfolio, of which the most significant were gains from the reduction of our stakes in Allianz SE and Linde AG, and from the disposal of our investment in Fiat S.p.A. Gains in CIB’s sales and trading areas were entirely offset by impairment charges.
Net income (loss) from equity method investments. Net income from our equity method investments was € 46 million and € 353 million in 2008 and 2007, respectively. There were no significant individual items included in 2008. The key contributors in 2007 were CI, driven by a gain of € 178 million from our investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of CI’s goodwill of € 54 million), and the RREEF Alternative Investments business in AM.
Other income. Total other income was € 699 million in 2008. The decrease of € 678 million compared to 2007 reflected specific items in the prior period including the sale and leaseback transaction of our premises at 60 Wall Street in 2007, and lower gains from the disposal of consolidated subsidiaries in 2008. Charges related to certain consolidated money market funds, which were offset in other revenue categories, further contributed to this development. The reduction was partly offset by higher insurance premiums, primarily from the acquisition of Abbey Life Assurance Company Limited in the fourth quarter 2007.

20-F     Item 5: Operating and Financial Review and Prospects
Noninterest Expenses
Compensation and benefits. The decrease of € 3.5 billion, or 27%, compared to 2007 reflected significantly lower performance-related compensation in 2008, in line with lower operating results. This was partly offset by higher severance charges in CB&S and PBC, in connection with employee reductions resulting from repositioning and efficiency programs.
General and administrative expenses. The increase of € 301 million, or 4%, compared to 2007 was due mainly to additional litigation-related charges in 2008 after net releases of provisions in the prior year, and higher expenses related to consolidated investments in AM, both reflected in Other expenses. In addition, the increase of € 441 million in Other expenses included a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities / Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S.
Policyholder benefits and claims. The credit of € 252 million in 2008, compared to a charge of € 193 million in 2007, resulted primarily from the aforementioned acquisition of Abbey Life Assurance Company Limited. These insurance-related credits were mainly offset by related net losses on financial assets/liabilities at fair value through profit or loss.
Impairment of intangible assets. Impairments in 2008 included € 310 million on DWS Scudder intangible assets and a goodwill impairment of € 270 million in a consolidated investment, both in AM. Impairment charges of € 74 million on unamortized intangible assets in AM and a goodwill impairment charge of € 54 million in CI were recorded in 2007.
Restructuring activities. There were no restructuring charges in 2008. In 2007, the Business Realignment Program was completed and remaining provisions of € 13 million were released.
Income Tax Expense
A tax benefit of € 1.8 billion was recorded in 2008, compared to income tax expenses of € 2.2 billion in 2007. The net benefit in 2008 was favorably driven by the geographic mix of income/loss, successful resolution of outstanding tax matters and a € 79 million policyholder tax credit related to the Abbey Life business. These beneficial impacts were partly offset by an increase in our unrecognized deferred tax assets through losses incurred by certain U.S. entities since the third quarter and a tax charge related to share based compensation as a result of the decline in our share price. The actual effective tax rates were 32.1 % in 2008 and 25.6 % in 2007.
Results of Operations by Segment (2008 vs. 2007)
Corporate and Investment Bank Group Division
Corporate Banking & Securities Corporate Division
Net revenues in 2008 were € 428 million, compared to € 16.6 billion in 2007. This development reflected mark-downs on credit market related assets of € 7.5 billion, compared to € 2.3 billion in the prior year, significant losses in key Sales & Trading businesses, particularly in the fourth quarter of 2008, and lower levels of Origination and Advisory revenues.

The decline in net revenues reflected the impact on our business model of unprecedented levels of market volatility and correlation across asset classes in 2008 and, in particular, following the financial collapse of a U.S. investment bank in September. In response CB&S reduced its trading exposures in Equity and Credit Proprietary Trading. The aforementioned losses more than offset significant year-on-year revenue growth in our customer-oriented money market and foreign exchange flow businesses.
Sales & Trading (debt and other products) revenues for 2008 were € 116 million, compared to € 8.4 billion in 2007. Key drivers of the decline were mark-downs of € 5.8 billion, relating to additional reserves against monoline insurers (€ 2.2 billion), further mark-downs on residential mortgage-backed securities (€ 2.1 billion) and commercial real estate loans (€ 1.1 billion), and impairment losses on available for sale positions (€ 490 million), compared to a total of € 1.6 billion in 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for 2008 would have included additional negative fair value adjustments of € 2.3 billion in Sales & Trading (debt and other products).
In Credit Trading, we incurred further losses of € 3.2 billion, predominantly in the fourth quarter 2008, of which € 1.7 billion related to Credit Proprietary Trading. The losses in the Credit Proprietary Trading business were mainly driven by losses on long positions in the U.S. automotive sector and by falling corporate and convertible bond prices, as well as basis widening on significant other debt trading inventory versus the credit default swaps (CDS) established to hedge them. The remaining losses in our Credit Trading business were incurred across many sectors, as bonds were sold off and basis spreads widened, driven by significant market de-leveraging and low levels of liquidity. These losses were partially offset by record results in Foreign Exchange, Money Markets and Commodities, where customer activity remained strong.
Sales & Trading (equity) revenues were negative € 631 million in 2008, compared to positive € 4.6 billion in 2007. The decrease was mainly driven by losses in our Equity Derivatives and Equity Proprietary Trading businesses. In an environment characterized by severely dislocated equity markets, with unprecedented levels of volatility and very low levels of liquidity, Equity Derivatives incurred losses of € 1.4 billion, mainly in the fourth quarter. Significant increases in the levels of equity market volatility and in correlations between both individual equity securities and indices combined with the rapid downward repricing of dividend expectations negatively impacted the overall value of the structural positions we held from our significant client related trading activities in the European and other equity derivatives markets. Equity Proprietary Trading losses of € 742 million were driven by market-wide de-leveraging, which drove down convertible values and widened basis risk. However, the prime brokerage business continued to attract net new securities balances and generated revenues that were marginally lower than in 2007.
Revenues of € 210 million in Origination and Advisory were € 2.5 billion below 2007. The revenue decrease was caused primarily by mark-downs of € 1.7 billion, net of recoveries, against leveraged finance loans and loan commitments, compared to € 759 million in 2007. In addition, revenues were affected by the turbulent conditions in the financial markets which led to lower issuances and new business volume compared to 2007. If reclassifications, in accordance with the amendments to IAS 39, had not been made, the income statement for the year would have included additional negative fair value adjustments from Origination and Advisory of € 1.1 billion.

20-F     Item 5: Operating and Financial Review and Prospects
Loan products revenues were € 1.4 billion, an increase of € 326 million, or 31%, compared to 2007. The increase was largely driven by mark-to-market hedge gains and interest income on assets transferred from Origination (debt) to Loan Products as a result of reclassifications in accordance with the amendments to IAS 39.
Other products revenues were negative € 661 million, a decrease of € 510 million compared to 2007. The decrease primarily resulted from mark-to-market losses on investments held to back insurance policyholder claims in Abbey Life Assurance Company Limited, which was acquired in the fourth quarter 2007. This effect was offset in noninterest expenses and had no impact on net income (loss).
The Provision for credit losses was a net charge of € 402 million in 2008, compared to a net charge of € 102 million in 2007. The increase was driven by a provision for credit losses of € 257 million related to assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions, mainly on European loans, reflecting the deterioration in credit conditions.
Noninterest expenses decreased € 3.7 billion, or 30%, to € 8.6 billion in 2008. This decrease was primarily due to lower performance-related compensation in line with business results, as well as the aforementioned effects from Abbey Life which resulted in cost decreases of € 389 million. Savings from cost containment measures and lower staff levels were offset by higher severance charges.
The Corporate Banking & Securities Corporate Division recorded a loss before income taxes of € 8.5 billion in 2008, compared to income before income taxes of € 4.2 billion in 2007.
Global Transaction Banking Corporate Division
Net revenues increased by € 189 million, or 7%, to € 2.8 billion in 2008 due mainly to an improved business flow in documentary credit services and export finance solutions for clients’ cross-border trade transactions in the Trade Finance business. Cash Management also generated higher revenues as a result of significantly increased transaction volumes in both the euro and U.S. dollar clearing business. Despite the market turmoil in 2008, there was a growth of 8 % in deposit balances compared to December 31, 2007.
The Provision for credit losses was a net charge of € 5 million in 2008, compared to a net charge of € 7 million in 2007.
Noninterest expenses of € 1.7 billion in 2008 remained stable compared to 2007. Expenses related to investments, including the acquisitions of HedgeWorks, LLC in the U.S. and the operating platform of Pago eTransaction Services GmbH, were mostly offset by cost containment measures, efficiency improvements and lower performance-related compensation.
Income before income tax expense increased by € 160 million, or 17%, to € 1.1 billion for the year ended December 31, 2008.

Private Clients and Asset Management Group Division
Asset and Wealth Management Corporate Division
Net revenues were € 3.3 billion in 2008, a decrease of € 1.1 billion, or 25%, compared to 2007. Portfolio/fund management revenues in Asset Management (AM) decreased by € 510 million, or 22%, and in Private Wealth Management (PWM) by € 53 million, or 13%. Both business divisions were significantly impacted by the negative market developments in 2008, especially in the fourth quarter, as well as from the strong euro. The deterioration of performance and asset-based fees reflected the sharp decline of asset valuations and the related development of assets under management, especially with regard to equity products. Brokerage revenues decreased by € 56 million, or 6%, compared to 2007, reflecting limited client activity in the challenging market environment and the impact of the stronger euro. Loan/deposit revenues were up € 43 million, or 20%, due to a significant growth of loan and deposit volumes. Revenues from Other products were negative € 137 million in 2008 compared to positive revenues of € 401 million in 2007. The negative revenues in 2008 were composed of a number of significant specific items due to the market dislocations, including mark-downs of approximately € 230 million on seed capital and other investments and injections of € 150 million into certain consolidated money market funds.
Noninterest expenses in 2008 were € 3.8 billion, an increase of € 341 million, or 10%, compared to 2007. The increase was primarily due to an impairment of € 310 million related to DWS Scudder intangible assets (compared to € 74 million in 2007) and a goodwill impairment of € 270 million in a consolidated investment, both in AM. In PWM, a provision of € 98 million was taken related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities/Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S.
AWM’s full year 2008 resulted in a loss before income taxes of € 525 million, compared to an income before income taxes of € 913 million in 2007.
Invested assets were € 628 billion at December 31, 2008, a decrease of € 121 billion compared to December 31, 2007. Asset value declines accounted for € 109 billion of this decrease. For the full year 2008, AM recorded net outflows of € 22 billion while PWM attracted net new assets of € 10 billion.
Private & Business Clients Corporate Division
Net revenues of € 5.8 billion were essentially unchanged compared with 2007. Portfolio/fund management revenues increased by € 4 million, or 1%, driven by a successful portfolio management product campaign in the third quarter of 2008. Brokerage revenues decreased by € 224 million, or 19%, mainly reflecting low client activity in a difficult market environment. Loan/deposit revenues increased by € 53 million, or 2%, mainly driven by growth in both loan and deposit volumes, partly offset by lower margins, especially in deposit products. Payments, account & remaining financial services revenues increased by € 32 million, or 3%, mainly driven by higher revenues from the credit card business. Revenues from Other products of € 513 million in 2008 increased by € 158 million, or 44%, mainly driven by PBC’s asset and liability management function, dividend income from a cooperation partner after an IPO and subsequent gains related to a business sale closed in a prior period.

20-F     Item 5: Operating and Financial Review and Prospects
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
Income before income taxes was € 945 million in 2008, versus € 1.1 billion in 2007.
Invested assets of € 189 billion at the end of 2008 decreased by € 15 billion. Market depreciation of € 30 billion was partly offset by net new assets of € 15 billion.
The number of clients in PBC reached 14.6 million at year end 2008, an increase of approximately 800,000 net new clients, mainly in Germany, Italy and Poland.
Corporate Investments Group Division
Net revenues were € 1.3 billion in 2008, a decrease of € 227 million compared to 2007. Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd. Net revenues in 2007 included net gains of € 626 million from selling some of our industrial holdings (mainly Allianz SE, Linde AG and Fiat S.p.A.), a gain of € 178 million from our equity method investment in Deutsche Interhotel Holding GmbH & Co. KG (which also triggered an impairment charge of € 54 million of CI’s goodwill), dividend income of € 141 million and mark-ups from our option to increase our share in Hua Xia Bank Co. Ltd. In addition, net revenues included a gain of € 313 million from the sale and leaseback transaction of our premises at 60 Wall Street.
Total Noninterest expenses were € 95 million in 2008, a decrease of € 126 million compared to 2007. This decrease was mainly the result of lower costs from consolidated investments in 2008 and the aforementioned goodwill impairment charge in 2007.
Income before income taxes was € 1.2 billion in 2008, versus € 1.3 billion in 2007.
At year end 2008, the alternative assets portfolio of CI had a carrying value of € 434 million (down 31 % compared to 2007), of which 72 % was attributable to real estate investments, 23 % to private equity direct investments and 5 % to private equity indirect and other investments. This compares to a carrying value of € 631 million at year end 2007.

Liquidity and Capital Resources
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk — Liquidity Risk — Capital Management” and Note [36] to the consolidated financial statements.
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
By applying our global policy for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.
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
We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than half the voting rights. If the activities of the SPEs are narrowly defined or it is not evident who controls the financial and operating policies of the SPE we will consider other factors to determine whether we have the majority of the risks and rewards. We reassess our treatment of SPEs for consolidation when there is a change in the SPE’s arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note [1] in our consolidated financial statements.
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

20-F     Item 5: Operating and Financial Review and Prospects
The following sections provide detail about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs. These sections should be read in conjunction with the Update on Key Credit Market Exposures which is included in “Results of Operations by Segment (2009 vs. 2008) — Corporate Banking & Securities Corporate Division”.
Total Assets in Consolidated SPEs

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2009	through	available		cash
in € m.	profit or loss[1]	for sale	Loans[2]	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits[2]	30	279	15,222	—	33	15,564
Group sponsored securitizations[2]	3,409	—	1,175	4	57	4,645
Third party sponsored securitizations	200	—	516	3	73	792
Repackaging and investment products	5,789	1,973	36	661	557	9,016
Mutual funds	5,163	—	—	1,313	35	6,511
Structured transactions	2,531	108	5,207	26	423	8,295
Operating entities[2]	1,603	3,319	1,898	501	2,416	9,737
Other	610	240	786	59	453	2,148

Total	19,335	5,919	24,840	2,567	4,047	56,708

1	Fair value of derivative positions is € 250 million.

2	Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, “Reclassification of Financial Assets” which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [12] and “Results of Operations by Segment (2009 vs. 2008) — Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”.

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2008	through	available		cash
in € m.	profit or loss[1]	for sale	Loans[2]	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits[2]	—	30	24,523	6	132	24,691
Group sponsored securitizations[2]	8,447	—	1,324	41	307	10,119
Third party sponsored securitizations	546	—	533	1	148	1,228
Repackaging and investment products	9,012	1,847	101	935	2,224	14,119
Mutual funds	7,005	—	—	3,328	45	10,378
Structured transactions	3,327	202	5,066	22	416	9,033
Operating entities[2]	1,810	3,497	1,986	600	1,472	9,365
Other	415	307	926	485	839	2,972

Total	30,562	5,883	34,459	5,418	5,583	81,905

1	Fair value of derivative positions is € 391 million.

2	Certain positions have been reclassified from trading and available for sale into loans in accordance with IAS 39, “Reclassification of Financial Assets” which became effective on July 1, 2008. For an explanation of the impact of the reclassification please see Note [12] and “Results of Operations by Segment (2008 vs. 2007) — Corporate Banking & Securities Corporate Division, Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”.

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
Our liquidity exposure to these conduits is to the entire commercial paper issued of € 16.2 billion and € 25.2 billion as of December 31, 2009 and December 31, 2008, of which we held € 8.2 billion and € 5.1 billion, respectively.
The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits decreased € 9.1 billion from December 31, 2008 to December 31, 2009. This movement was predominantly due to the maturity of liquidity facilities.
Group Sponsored Securitizations
We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2009 and December 31, 2008 was € 3.0 billion and € 4.4 billion, respectively. During 2009 we actively sold the subordinated interests held in these SPEs, which resulted in the deconsolidation of the SPEs and a reduction in our consolidated assets.
Third Party Sponsored Securitizations
In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2009 and December 31, 2008 the fair value of our retained exposure in these securitizations was € 0.7 billion and € 0.8 billion, respectively.

20-F     Item 5: Operating and Financial Review and Prospects
Repackaging and Investment Products
Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. In 2009, consolidated assets decreased by € 4.0 billion due to the deconsolidation of certain SPEs, and a further reduction of € 1.1 billion occurred due to the reclassification of Maher Terminals LLC and Maher Terminals of Canada Corp. to the Operating Entities category.
Mutual Funds
We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. Though we are not contractually obliged to support these funds, we made a decision, in a number of cases in which actual yields were lower than originally projected (although above any guaranteed thresholds), to support the funds’ target yields by injecting cash of € 16 million in 2009 and € 207 million in 2008.
During 2009 the amount of assets held in consolidated funds decreased by € 3.9 billion. This movement was predominantly due to cash outflows during the period and the deconsolidation of two funds due to the termination of the guarantee.
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
Operating Entities
We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. Included within the Total assets of the exposure detailed in the table is € 1.1 billion of U.S. real estate taken upon the foreclosure of a loan and €1.1 billion due to the reclassification of Maher Terminals LLC and Maher Terminals of Canada Corp. from the Repackaging and Investment Products category.

Exposure to Non-consolidated SPEs

Maximum unfunded exposure remaining
in € bn.	Dec 31, 2009		Dec 31, 2008
Category:
Group sponsored ABCP conduits	2.7		3.3
Third party ABCP conduits	2.5	[1]	2.1
Third party sponsored securitizations
U.S.	3.9		5.3
non-U.S.	2.5		4.0
Guaranteed mutual funds	12.4		10.9
Real estate leasing funds	0.8		0.8

1	This includes a € 1.6 billion margin facility as a result of the restructuring of the Canadian asset-backed commercial paper program in January 2009.
Group Sponsored ABCP Conduits
We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2009 and December 31, 2008 they had assets totaling € 2.3 billion and € 2.8 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA – . The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.
The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.
Our exposure to these entities is limited to the committed liquidity facilities totaling € 2.7 billion as of December 31, 2009 and € 3.3 billion as of December 31, 2008. We reduced the lines of credit available to the entities in 2009, which resulted in a decline in commercial paper issued by the conduits and the amount of assets held. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As at December 31, 2009 we did not hold material amounts of commercial paper or notes issued by these conduits.

20-F     Item 5: Operating and Financial Review and Prospects
Third Party ABCP Conduits
In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.
Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2009 and 2008, the notional amount of undrawn facilities provided by us was € 2.5 billion and € 2.1 billion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.
In 2008 certain Canadian asset backed commercial paper conduits that had experienced liquidity problems were restructured pursuant to a plan of compromise and arrangement under the Companies’ Creditors Arrangement Act (Canada). The restructuring was completed on January 21, 2009. Under the terms of the restructuring we have provided margin facilities of €1.6 billion. As at December 31, 2009 there have been no draw downs on this facility.
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
The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2009 and December 31, 2008 was € 11.1 billion and € 20.1 billion, respectively, of which € 4.7 billion and € 10.8 billion had been drawn and € 6.4 billion and € 9.3 billion were still available to be drawn as detailed in the table. The reduction in the total notional was largely due to maturing facilities. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds
We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 2.5 million as of December 31, 2009 and € 13.2 million as of December 31, 2008. As of December 31, 2009, these non-consolidated funds had € 13.7 billion assets under management and provided guarantees of € 12.4 billion. As of December 31, 2008, assets of € 11.8 billion and guarantees of € 10.9 billion were reported.
Real Estate Leasing Funds
We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As at December 31, 2009 and December 31, 2008 the notional amount of the guarantees was € 525 million and € 535 million respectively, and the notional of the put options was € 246 million and € 222 million respectively. The guarantees and the put options have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.
Relationships with other Nonconsolidated SPEs
Group Sponsored Securitizations
During 2008 we entered into transactions with SPEs to derecognize € 10.4 billion of U.S. leveraged loans and commercial real estate loans that were held at fair value through profit or loss. In the fourth quarter of 2008 market value default events were triggered with respect to two SPEs. This resulted in third party equity holders consenting to invest additional equity of € 0.7 billion to rectify the default. As of December 31, 2008 € 0.5 billion of the additional equity was contributed to one SPE. The outstanding contribution of € 0.2 billion due from one equity holder was remitted in the first quarter of 2009. No further default events have been triggered in 2009.

20-F     Item 5: Operating and Financial Review and Prospects
Tabular Disclosure of Contractual Obligations
The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2009.

Contractual obligations	Payment due by period
		Less than			More than
in € m.	Total	1 year	1 – 3 years	3 – 5 years	5 years
Long-term debt obligations	131,782	18,895	37,599	29,299	45,989
Trust preferred securities	10,577	746	2,905	1,087	5,839
Long-term financial liabilities designated at fair value through profit or loss[1]	16,666	4,348	3,851	2,774	5,693
Finance lease obligations	275	25	46	60	144
Operating lease obligations	5,126	728	1,160	886	2,352
Purchase obligations	2,364	560	1,300	341	163
Long-term deposits	33,415	—	14,902	6,573	11,940
Other long-term liabilities	7,256	481	327	993	5,455

Total	207,461	25,783	62,090	42,013	77,575

1	Mainly long-term debt and long-term deposits designated at fair value through profit or loss.
Figures above do not include the benefit of noncancelable sublease rentals of € 255 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note [11] regarding financial liabilities at fair value through profit or loss, Note [22] regarding lease obligations, Note [26] regarding deposits and Note [29] regarding long-term debt and trust preferred securities.
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
German law does not require the members of the Management Board to own any of our shares to be qualified. In addition, German law has no requirement that members of the Management Board retire under an age limit. However, age limits for members of the Management Board are defined contractually and according to the rules of procedure for our Supervisory Board, an age limit of 70 years applies to the members of our Supervisory Board.
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
A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, referred to as the Annual General Meeting) if the proposed resolution concerns:
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
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members’ ages as of December 31, 2009, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

20-F     Item 6: Directors, Senior Management and Employees

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 46 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank; Member of the General Staff Council	No memberships or directorships subject to disclosure

Dr. Clemens Börsig Age: 61 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company

Dr. Karl-Gerhard Eick Age: 55 Appointed by the court: 2004 Term expires: 2013	Deputy Chairman of the Management Board of Deutsche Telekom AG, Bonn until February 28, 2009; Chairman of the Management Board of Arcandor AG, Essen from March 1, 2009 until September 1, 2009	T-Mobile International AG (until February 2009); T-Systems Enterprise Services GmbH (until February 2009); T-Systems Business Services GmbH (until February 2009); FC Bayern München AG (until December 2009); CORPUS SIREO Holding GmbH & Co. KG (Chairman); STRABAG Property and Facility Services GmbH (until December 2009); Hellenic Telecommunications Organization S.A. (OTE S.A.) (until March 2009); Thomas Cook Group Plc (until September 2009)

Heidrun Förster* Age: 62 First elected: 1993 Term expires: 2013	Chairperson of the Combined Staff Council Berlin of Deutsche Bank; Member of the General Staff Council	Deutsche Bank Privat- und Geschäftskunden AG; Betriebskrankenkasse Deutsche Bank AG

Alfred Herling* Age: 57 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council	No memberships or directorships subject to disclosure

Gerd Herzberg* Age: 59 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); DBV Winterthur Lebensversicherung AG (until April 2009); BGAG - Beteiligungsgesellschaft der Gewerkschaften AG; DAWAG - Deutsche Angestellten Wohnungsbau AG (Chairman) (until April 2009); Vattenfall Europe AG (Deputy Chairman)

Sir Peter Job Age: 68 Appointed by the court: 2001 Term expires: 2011		Schroders Plc; Tibco Software Inc.; Royal Dutch Shell Plc; Mathon Systems (Advisory Board)

Prof. Dr. Henning Kagermann Age: 62 First elected: 2000 Term expires: 2013	Co-Chief Executive Officer of SAP AG, Walldorf until May 31, 2009	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies (since October 2009)

Martina Klee* Age: 47 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Frankfurt/Eschborn of Deutsche Bank; Member of the General Staff Council of Deutsche Bank	Sterbekasse für die Angestellten der Deutschen Bank VV a.G.

Suzanne Labarge Age: 63 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.

Maurice Lévy Age: 67 First elected: 2006 Term expires: 2012	Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris	Publicis Conseil S.A. (Chairman); Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Zenith Optimedia Group Ltd. (U.K.); Publicis Groupe U.S. Investments LLC; MMS USA Investments, Inc.; MMS USA LLC Investments, Inc.

Henriette Mark* Age: 52 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group and General Staff Councils; Member of the European Staff Council	No memberships or directorships subject to disclosure

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 52 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank; Member of the Group and General Staff Councils	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Karin Ruck* Age: 44 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Deputy Chairperson of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG

Dr. Theo Siegert Age: 62 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Dusseldorf	E.ON AG; ERGO AG; Merck KGaA; E. Merck OHG (Member of the Shareholders’ Committee); DKSH Holding Ltd. (Member of the Board of Administration); Henkel AG & Co. KGaA (since April 2009)

Dr. Johannes Teyssen Age: 50 First elected: 2008 Term expires: 2013	Chief Operating Officer and Deputy Chairman of the Management Board of E.ON AG, Dusseldorf	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading SE (Chairman); Salzgitter AG; E.ON Nordic AB; E.ON Sverige AB; E.ON Italia Holding s.r.l.

Marlehn Thieme* Age: 52 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG, Frankfurt	No memberships or directorships subject to disclosure

Tilman Todenhöfer Age: 66 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG

Werner Wenning Age: 63 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen	E.ON AG; Henkel AG & Co. KGaA (Member of the Shareholders’ Committee); Bayer Schering Pharma AG (Chairman) (until August 2009); HDI V.a.G. (since October 2009); Talanx AG (since October 2009)

Leo Wunderlich* Age: 60 First elected: 2003 Term expires: 2013	Chairman of the Group and General Staff Councils of Deutsche Bank AG, Mannheim	No memberships or directorships subject to disclosure

*	Elected by the employees in Germany.
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
Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board on the compensation for the individual members of the Management Board including the main contract elements. It is responsible for entering into, amending and terminating the service contracts

20-F     Item 6: Directors, Senior Management and Employees
and other agreements with the Management Board members and provides its approval for ancillary activities of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held seven meetings in 2009.
The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman), Heidrun Förster, Karin Ruck and Tilman Todenhöfer.
Nomination Committee: The Nomination Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Nomination Committee held no meetings in 2009.
The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.
Audit Committee: The Audit Committee handles in particular the monitoring of financial accounting, including the accounting process and the effectiveness of the system of internal controls, issues of risk management and especially the effectiveness of the risk management system, as well as the effectiveness of the internal audit system, compliance and the auditing of annual financial statements. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Head of Internal Audit regularly reports to the Audit Committee on the work done. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also “Item 16C: Principal Accountant Fees and Services”). The Audit Committee held nine meetings in 2009.
The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2009.
The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.
In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2009.
The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.
The business address of the members of the Supervisory Board is the same as our business address, Theodor-Heuss-Allee 70, 60486 Frankfurt am Main, Germany.
Management Board
Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has eight members. The Supervisory Board has appointed a chairman of the Management Board.
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
The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2009, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.
Dr. Josef Ackermann
Age: 61
First appointed: 1996
Term expires: 2013
Dr. Josef Ackermann joined Deutsche Bank as a member of our Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board.
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
Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Vice-Chairman of the Board of Directors of Belenos Clean Power Holding Ltd. and non-executive member of the Board of Directors of Royal Dutch Shell Plc.

Dr. Hugo Bänziger
Age: 53
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
Dr. Bänziger is a member of the Supervisory Board of EUREX Clearing AG, member of the Supervisory Board of EUREX Frankfurt AG and a member of the Supervisory Board of EUREX Zürich AG.
Michael Cohrs
Age: 53
First appointed: 2009
Term expires: 2012
Michael Cohrs became a member of our Management Board on April 1, 2009. Mr. Cohrs joined Deutsche Bank in 1995 and has been a member of the Group Executive Committee since 2002. As member of our Management Board, he is responsible for the Global Banking Division.
Mr. Cohrs began his career in 1981 at Goldman Sachs & Co., New York. From 1989 to 1991 he worked as Head of European Equity Capital Markets at Goldman Sachs International, London and from 1991 to 1995 as Head of Global Equity Markets for SG. Warburg Securities in London.
Mr. Cohrs studied Economics at Harvard College and graduated in 1979 with a bachelor’s degree and studied Business Administration at Harvard Business School and graduated in 1981 with a MBA.
Mr. Cohrs does not have any external directorships subject to disclosure.

20-F     Item 6: Directors, Senior Management and Employees
Jürgen Fitschen
Age: 61
Appointed: 2009
Term expires: 2012
Jürgen Fitschen became a member of our Management Board on April 1, 2009. Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 and Head of Regional Management since 2005. As member of our Management Board, he is responsible for Regional Management.
Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master’s degree in Business Administration.
From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.
Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and member of the Supervisory Board of Schott AG.
Anshuman Jain
Age: 46
First Appointed: 2009
Term expires: 2012
Anshuman Jain became a member of our Management Board on April 1, 2009. Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002. As member of our Management Board, he is responsible for Global Markets.
Mr. Jain studied Economics at Shri Ram College (Delhi University) and graduated in 1983, receiving a BA, and studied Business Administration at the University of Massachusetts and graduated in 1985 with a MBA Finance.
After his academic studies Mr. Jain worked until 1988 for Kidder Peabody, New York in Derivatives Research; from 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.
Mr. Jain is a non-executive Director of Sasol Ltd.

Stefan Krause
Age: 47
First appointed: 2008
Term expires: 2013
Stefan Krause became a member of our Management Board on April 1, 2008. He is our Chief Financial Officer.
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
Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master’s degree in Business Administration.
Mr. Krause does not have any external directorships subject to disclosure.
Hermann-Josef Lamberti
Age: 53
First appointed: 1999
Term expires: 2014
Hermann-Josef Lamberti became a member of our Management Board in 1999. He is our Chief Operating Officer. He joined Deutsche Bank in 1998 as an Executive Vice President, based in Frankfurt.
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

20-F     Item 6: Directors, Senior Management and Employees
Mr. Lamberti is a member of the Supervisory Board of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, member of the Supervisory Board of Deutsche Börse AG, member of the Board of Directors of European Aeronautic Defence and Space Company EADS N.V. and member of the Supervisory Board of Carl Zeiss AG.
Rainer Neske
Age: 45
First Appointed: 2009
Term expires: 2012
Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee and Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients Corporate Division.
Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master’s degree in Information Technology.
Mr. Neske does not have any external directorships subject to disclosure.
Board Practices of the Management Board
The Supervisory Board issued new terms of reference for our Management Board for the conduct of its affairs in July 2009. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our group divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.
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

Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 28, 2009. The Declaration was amended on January 5, 2010 as the Supervisory Board introduced a deductible for the Supervisory Board in the D&O liability insurance policy. The adjusted Declaration of Conformity of our Management Board and Supervisory Board dated January 5, 2010 is available on our Internet website at http://www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.
Group Executive Committee
The Group Executive Committee was established in 2002. It comprises the members of the Management Board and senior representatives from the business divisions within our client-facing group divisions and from the management of our regions appointed by the Management Board. Dr. Josef Ackermann, Chairman of the Management Board, is also the Chairman of the Group Executive Committee.
The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:
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

20-F     Item 6: Directors, Senior Management and Employees
The following provisions apply to the 2009 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.
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
The members of the Nomination Committee, which has been newly formed after the Annual General Meeting 2008, waived all remuneration, including the meeting fee, for such Nomination Committee work for 2009 and the following years, as in the previous years.
Supervisory Board Compensation for Fiscal Year 2009
We compensate our Supervisory Board members after the end of each fiscal year. In January 2010, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2009 and their meeting fees. In addition, we will pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2009. Assuming that the Annual General Meeting in May 2010 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,561,316 (2008: € 2,478,500). Individual members of the Supervisory Board received the following compensation for the 2009 financial year (excluding statutory value added tax):

	Compensation for fiscal year 2009				Compensation for fiscal year 2008
Members of the Supervisory Board			Meeting				Meeting
in €	Fixed	Variable[3]	fee	Total	Fixed	Variable	fee	Total
Dr. Clemens Börsig	240,000	13,733	28,000	281,733	240,000	—	24,000	264,000
Karin Ruck	210,000	12,017	23,000	245,017	160,000	—	12,000	172,000
Wolfgang Böhr[2]	60,000	3,433	7,000	70,433	40,000	—	4,000	44,000
Dr. Karl-Gerhard Eick	180,000	10,300	16,000	206,300	180,000	—	10,000	190,000
Heidrun Förster	120,000	6,867	14,000	140,867	157,500	—	15,000	172,500
Ulrich Hartmann[1]	—	—	—	—	50,000	—	6,000	56,000
Alfred Herling[2]	60,000	3,433	7,000	70,433	40,000	—	4,000	44,000
Gerd Herzberg	60,000	3,433	7,000	70,433	60,000	—	6,000	66,000
Sabine Horn[1]	—	—	—	—	50,000	—	6,000	56,000
Rolf Hunck[1]	—	—	—	—	50,000	—	6,000	56,000
Sir Peter Job	180,000	10,300	22,000	212,300	180,000	—	15,000	195,000
Prof. Dr. Henning Kagermann	120,000	6,867	12,000	138,867	120,000	—	13,000	133,000
Ulrich Kaufmann[1]	—	—	—	—	50,000	—	6,000	56,000
Peter Kazmierczak[1]	—	—	—	—	25,000	—	3,000	28,000
Martina Klee[2]	60,000	3,433	7,000	70,433	40,000	—	4,000	44,000
Suzanne Labarge[2]	120,000	6,867	12,000	138,867	80,000	—	8,000	88,000
Maurice Lévy	60,000	3,433	6,000	69,433	60,000	—	6,000	66,000
Henriette Mark	120,000	6,867	16,000	142,867	100,000	—	10,000	110,000
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[1]	—	—	—	—	50,000	—	5,000	55,000
Gabriele Platscher	60,000	3,433	7,000	70,433	60,000	—	7,000	67,000
Dr. Theo Siegert	120,000	6,867	12,000	138,867	100,000	—	11,000	111,000
Dr. Johannes Teyssen[2]	60,000	3,433	7,000	70,433	40,000	—	4,000	44,000
Marlehn Thieme[2]	120,000	6,867	15,000	141,867	80,000	—	7,000	87,000
Tilman Todenhöfer	120,000	6,867	14,000	140,867	125,000	—	11,000	136,000
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber[1]	—	—	—	—	25,000	—	3,000	28,000
Werner Wenning[2]	60,000	3,433	7,000	70,433	40,000	—	3,000	43,000
Leo Wunderlich	60,000	3,433	7,000	70,433	60,000	—	7,000	67,000

Total	2,190,000	125,316	246,000	2,561,316	2,262,500	—	216,000	2,478,500

1	Member until May 29, 2008.

2	Member since May 29, 2008.

3	Variable compensation for a simple member of € 3,433 is made up of a dividend-based amount of € 0 and an amount of € 3,433 linked to the long-term performance of the company.
As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was formerly employed by us as a member of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2009 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 3.2 million.
We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, except that members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2009, we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

20-F     Item 6: Directors, Senior Management and Employees
Management Board
The Supervisory Board as a whole is responsible for the compensation framework, including the main contract elements, for the members of the Management Board on the recommendation of the Chairman’s Committee of the Supervisory Board and reviews the compensation framework, including the main contract elements, regularly. It also determines the total compensation and its composition for the members of the Management Board on the recommendation of the Chairman’s Committee of the Supervisory Board.
In respect of the 2009 financial year, the members of the Management Board received compensation for their service on the Management Board totaling € 38,978,972 (2008: € 4,476,684). This aggregate compensation consisted of the following components and for the 2009 financial year was primarily performance-related.

in €[1]	2009	2008
Non-performance-related components:
Base salary	5,950,000	3,950,000
Other benefits	849,346	526,684

Performance-related (variable) components:
without long-term incentives (non-deferred)[2]	9,587,269	—
with long-term incentives (deferred)	22,592,357	—

Total compensation	38,978,972	4,476,684

1	Compensation figures relate to Management Board members active in the respective financial year for their service on the Management Board.

2	Immediately paid out.
We have entered into contractual agreements with the members of our Management Board. These agreements established the following principal elements of compensation:
Non-Performance-Related Components. The non-performance-related components comprise the base salary and other benefits.
The members of the Management Board receive a base salary which is reviewed at regular intervals. The base salary is disbursed in monthly installments. Other benefits comprise taxable reimbursements of expenses and the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits.
Performance-Related Components. The performance-related components comprised for the year 2009 a bonus payment, a mid-term incentive (“MTI”) and, for the Management Board members responsible for the CIB Group Division, a division-related compensation component (“division incentive”). The annual bonus payment, which was based on a target amount, was driven primarily by the achievement of our planned return on equity. The MTI (also based on a target amount) was based on the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies for a rolling two year period. The division incentive considered the performance of the CIB Group Division (for example, net income before tax), also in relation to peers and set targets, as well as the risk aspects and individual performance.

Components with Long-Term Incentives. The variable compensation components that the members of the Management Board received for 2009 (bonus, MTI and (if applicable) division incentive) were deferred to a much higher proportion than in previous years, constituting for each member of the Management Board more than 60 % of his variable compensation. These deferrals were granted as restricted incentive awards and as restricted equity awards. Both deferred compensation elements have a long-term incentive effect and are subject to forfeiture. Forfeiture will take place in defined cases, for example, in the event of non-achievement of defined parameters, breach of policy or financial impairment.
Restricted incentive awards were distributed under the DB Restricted Incentive Plan. Their ultimate value will depend on, among other things, return on equity developments during the next three years (2010 — 2012). The awards are divided into three equal tranches which vest in early 2011, 2012 and 2013.
Restricted equity awards were distributed under the DB Equity Plan. Their ultimate value will depend on, among other things, the price of Deutsche Bank shares upon their delivery. Subject to the above-mentioned conditions, a part of the shares from these rights will vest in nine equal tranches, the last of which will be delivered in November 2013, and a significant portion of the rights will vest only in November 2013, i.e., after almost four years. In February 2010, members of the Management Board were granted a total of 405,349 shares in the form of restricted equity awards under the DB Equity Plan for their performance in 2009 (2008: 0).
For further information on our DB Restricted Incentive Plan and DB Equity Plan see Notes [31] and [32] to the consolidated financial statements.
The Supervisory Board reviews the compensation framework for the members of the Management Board on a regular basis and develops it further as appropriate. Due to revised legal and regulatory requirements, which have been newly implemented through the end of last year, the Supervisory Board recently decided to review the compensation framework and to re-design it for the future — without changing the total target amount — considering and incorporating the following aspects:
The main focus of the further-developed framework is to align the compensation of the members of the Management Board with the sustainable and long-term leadership and development of the company, to constitute an adequate combination of fixed and variable compensation components, to establish an even more comprehensive assessment basis for the variable compensation, to grant large portions of the variable compensation on a deferred basis, to subject already granted variable compensation components to possible forfeiture in case of defined events as well as to continue to combine the interest of the members of the Management Board with the interest of the company by their long-term investment in the company.
To provide further for the appropriate mix of fixed and variable compensation, in the future base salaries will be increased to € 1,150,000 per year for an ordinary Management Board member and to € 1,650,000 per year for Dr. Ackermann. Target bonus numbers will be reduced accordingly.

20-F     Item 6: Directors, Senior Management and Employees
To achieve a multi-year basis of assessment, the bonus will be calculated in the future based on two equally weighted factors, which are designed as follows. The first factor depends on our two year average return on equity in comparison to our internal plan. The second factor is driven by our two year average return on equity (with the exception for the 2010 financial year for which only our 2010 return on equity will be considered). In addition, the calculated amount may be increased or reduced by up to 50 % at the discretion of the Supervisory Board depending on individual performance and other considerations. The part of the bonus that relates to the respective factor will not be paid if pre-defined targets are not met. Any bonus will, as a rule, be in part deferred.
As further part of the variable compensation the MTI will be replaced by a Long-Term Performance Award (“LTPA”), which is a compensation element with long-term incentive effect. The LTPA, which is based on a target number, reflects, for a rolling three year period, the ratio between our total shareholder return and the corresponding average figure for a selected group of comparable companies. If the average calculated for Deutsche Bank is less than a specific threshold value in comparison with the selected group of companies, no LTPA payment will be made. Any payout of the LTPA will, as a rule, be predominantly deferred.
The division incentive will continue to apply to Management Board members with responsibility for the CIB Group Division. Such division incentive will consider the performance of the CIB Group Division (e.g. net income before tax), also in relation to peers and the set targets, as well as the risk aspects of the business and individual performance.
In general, more than 60 % of the sum of all variable compensation elements (bonus, LTPA and (if applicable) division incentive) will be deferred. Any deferred amount may be granted in cash and/or in equity or equity-linked compensation instruments. As a further general rule more than 50 % of the deferred amount will be settled in equity or equity-linked compensation. The bonus deferral will in general be delivered in restricted incentive awards, whereas the LTPA and division incentive deferrals will as a rule be delivered in restricted equity awards or equity-linked compensation. Restricted incentive awards will be granted in three equal tranches and will vest starting one year after grant over a period of three years in total. Restricted equity awards will be granted to vest in several tranches starting one year after grant, the last of which will be delivered after almost four years. The value of those awards or equity-linked compensation instruments will be subject to share price performance.
Any deferred award will be subject to forfeiture based on group performance and individual behavior and performance, to reflect and safeguard the risk orientation of the compensation. The members of the Management Board will not be allowed to restrict or suspend the risk orientation by hedging or other counter-measures. Even in case of extraordinary developments the total compensation including all variable components may be limited to a maximum amount.
A payment of variable compensation elements will not take place, if the payment is prohibited or restricted by the German Federal Financial Supervisory Authority (“Bundesanstalt für Finanzdienstleistungsaufsicht”) in accordance with existing statutory requirements.

The members of the Management Board will still receive in the future the above-mentioned other benefits and are entitled — with the exception of members of the Management Board which receive a division incentive — to the pension benefits described below.
Our Management Board members have and will have a share holding requirement. They are required to keep during their membership on the Management Board 45 % of the Deutsche Bank shares which have been delivered or will be delivered to them during their membership on the Management Board since 2008. If the share-based components of the variable compensation exceed 50 % of the variable compensation in a given year, the requirement will not apply to the portion exceeding 50%.
In the course of developing the compensation structure further as well as defining the variable components for the financial year 2009, the Supervisory Board was advised by an external independent consultant.
The Management Board members received the following compensation components for their service on the Management Board for the years 2009 and to the extent applicable 2008. All Management Board members active in 2008 have irrevocably waived any entitlements to payment of variable compensation for the 2008 financial year.

		Non-performance-related					Total
		components		Performance-related components			compensation
					with long-term incentives
					(deferred)[2]
				without long-	Restricted
Members of the Management Board				term incentives (non-	incentive	Restricted
in €		Base salary	Other benefits	deferred)[1]	award	equity award
Dr. Josef Ackermann	2009	1,150,000	154,030	1,575,000	1,925,000	4,747,500	9,551,530
	2008	1,150,000	239,586	—	—	—	1,389,586
Dr. Hugo Bänziger	2009	800,000	51,388	1,231,425	268,575	1,657,500	4,008,888
	2008	800,000	62,160	—	—	—	862,160
Michael Cohrs[3]	2009	600,000	39,661	905,428	130,210	1,546,575	3,221,874
	2008	—	—	—	—	—	—
Jürgen Fitschen[3]	2009	600,000	131,111	923,569	201,431	1,243,125	3,099,236
	2008	—	—	—	—	—	—
Anshuman Jain[3]	2009	600,000	52,697	1,565,428	691,210	4,884,525	7,793,860
	2008	—	—	—	—	—	—
Stefan Krause[4]	2009	800,000	58,267	1,231,425	268,575	1,657,500	4,015,767
	2008	600,000	107,306	—	—	—	707,306
Hermann-Josef Lamberti	2009	800,000	102,123	1,231,425	268,575	1,657,500	4,059,623
	2008	800,000	92,893	—	—	—	892,893
Rainer Neske[3]	2009	600,000	260,069	923,569	201,431	1,243,125	3,228,194
	2008	—	—	—	—	—	—

1	Immediately paid out.

2	Long-term incentives include restricted incentive awards and restricted equity awards granted for the respective year. The number of shares in the form of restricted equity awards granted in 2010 for the year 2009 to each member of the Management Board was determined by dividing the respective Euro amounts by € 45.978, the average Xetra closing price of the DB share during the last ten trading days prior to February 1, 2010. As a result, the number of share awards to each member was as follows: Dr. Ackermann: 103,255, Dr. Bänziger: 36,049, Mr. Cohrs: 33,637, Mr. Fitschen: 27,037, Mr. Jain: 106,236, Mr. Krause: 36,049, Mr. Lamberti: 36,049, and Mr. Neske: 27,037.

3	Member of the Management Board since April 1, 2009.

4	Member of the Management Board since April 1, 2008.

20-F     Item 6: Directors, Senior Management and Employees
Management Board members did not receive any compensation for mandates on boards of our subsidiaries.
The members of the Management Board (with the exception of members of the Management Board which receive a division incentive) are entitled to a contribution-oriented pension plan which in its structure corresponds to a general pension plan for our employees. Under this contribution-oriented pension plan, a personal pension account has been set up for each participating member of the Management Board (after appointment to the Management Board). A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. The pension may fall due for payment after a member has left the Management Board, but before a pension event (age limit, disability or death) has occurred. The pension right is vested from the start.
The following table shows the service costs for the years ended December 31, 2009 and December 31, 2008 and the balance of the pension accounts at the respective dates.

Members of the Management Board[1]
in €		Service costs	Balance of pension accounts
Dr. Josef Ackermann	2009	318,006	4,459,769
	2008	317,893	4,098,838
Dr. Hugo Bänziger	2009	405,530	1,583,668
	2008	429,167	1,379,668
Jürgen Fitschen[2]	2009	62,984	60,000
	2008	—	—
Stefan Krause[3]	2009	407,171	492,000
	2008	100,691	216,000
Hermann-Josef Lamberti	2009	260,217	4,302,174
	2008	273,192	4,166,174
Rainer Neske[2]	2009	114,385	225,000
	2008	—	—

1	Other members of the Management Board do not participate in the Management Board pension plan.

2	Member of the Management Board since April 1, 2009.

3	Member of the Management Board since April 1, 2008.
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
If a Management Board member, whose appointment was in effect at the beginning of 2008, leaves office, he is entitled, for a period of six months, to a transition payment. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six months period, if he had left on December 31, 2009 or on December 31, 2008, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.

If a Management Board member, whose appointment was in effect at the beginning of 2006 (Dr. Ackermann and Mr. Lamberti), leaves office after reaching the age of 60, he is subsequently entitled, in principle, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.
Pursuant to the contractual agreements concluded with each of the Management Board members, they are entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment will be determined by the Supervisory Board according to its reasonable discretion and, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).
If a Management Board member’s departure is in connection with a change of control, he is entitled to a severance payment. The severance payment will be determined by the Supervisory Board according to its reasonable discretion and, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).
The total compensation paid to former Management Board members or their surviving dependents in 2009 and 2008 amounted to an aggregate of € 19,849,430 and € 19,741,906, respectively.
Employees
As of December 31, 2009, we employed a total of 77,053 staff members as compared to 80,456 as of December 31, 2008. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.
The following table shows our numbers of full-time equivalent employees as of December 31, 2009, 2008 and 2007.

Employees[1]	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Germany	27,321	27,942	27,779
Europe (outside Germany), Middle East and Africa	22,025	23,067	21,989
Asia/Pacific	16,524	17,126	15,080
North America[2]	10,815	11,947	13,088
Central and South America	368	374	355

Total employees	77,053	80,456	78,291

1	Full-time equivalent employees.

2	Primarily the United States.

20-F     Item 6: Directors, Senior Management and Employees
The number of our employees decreased in 2009 by 3,403 or 4.2 % due to the following factors:
—	The number of Corporate and Investment Bank Group Division staff was reduced by 641 due to market developments in the first six months 2009, particularly in the global financial centers in the U.K., U.S. and Hong Kong.

—	In the second half year 2009, due to a slowing global economy and a reduction in market volumes, the number of Private Clients and Asset Management Group Division staff was reduced by 1,997, particularly in our Asset and Wealth Management Corporate Division in the U.S. as well as our Private & Business Clients Corporate Division internationally.

—	In Infrastructure, our service centers in India and the Philippines, and the establishment of service centers in Birmingham (U.K.) and Jacksonville (U.S.) contributed to the increase of approximately 1,000 employees. This increase was offset by staff reductions of approximately 1,800 in other locations.
The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2009, 2008 and 2007.
Employees

Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.
Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in April 2009 includes the confirmation of a voluntarily pay raise of 2.5 % since November 2008 and a single payment of € 200 in February 2010. It terminates on April 30, 2010. As a result of the financial turmoil in 2009, some potential aspects of the negotiations have been postponed by the negotiation parties to the following negotiations in 2010.
Our employers’ association negotiates with the following unions:
—	ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

—	Deutscher Bankangestellten Verband (DBV — Gewerkschaft der Finanzdienstleister)

—	Deutscher Handels- und Industrieangestellten Verband (DHV — Die Berufsgewerkschaft)
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

20-F     Item 6: Directors, Senior Management and Employees
Share Ownership
Management Board
As of February 19, 2010 and February 27, 2009, respectively, the members of our Management Board held the following numbers of our shares and share awards.

		Number of	Number of
Members of the Management Board		shares	share awards[1]
Dr. Josef Ackermann	2010	355,474	197,260
	2009	334,577	133,789
Dr. Hugo Bänziger	2010	36,116	89,402
	2009	24,101	77,441
Michael Cohrs[2]	2010	144,537	268,708
	2009	—	—
Jürgen Fitschen[2]	2010	98,339	86,747
	2009	—	—
Anshuman Jain[2]	2010	338,717	433,046
	2009	—	—
Stefan Krause	2010	—	36,049
	2009	—	—
Hermann-Josef Lamberti	2010	97,740	78,190
	2009	88,373	59,973
Rainer Neske[2]	2010	42,547	75,395
	2009	—	—

Total	2010	1,113,470	1,264,797	[3]

Total	2009	447,051	271,203

1	Including the share awards Dr. Bänziger, Mr. Cohrs, Mr. Fitschen, Mr. Jain and Mr. Neske received in connection with their employment by us prior to their appointment as member of the Management Board. The share awards listed in the table have different vesting and allocation dates. The last share awards will mature and be allocated in November 2013.

2	This person was not a member of the Management Board as of February 27, 2009.

3	Thereof 138,405 vested.
The members of our Management Board held an aggregate of 1,113,470 of our shares on February 19, 2010, amounting to approximately 0.18 % of our shares issued on that date. They held an aggregate of 447,051 of our shares on February 27, 2009, amounting to approximately 0.08 % of our shares issued on that date.
The number of shares delivered to the members of the Management Board in 2009 from deferred compensation awards granted in prior years amounted to 633,531.
In 2009, compensation expense for long-term incentive components of compensation granted for their service in prior years on the Management Board was € 2,013,402 for Dr. Ackermann, € 810,967 for Dr. Bänziger, and € 902,559 for Mr. Lamberti. Mr. Cohrs, Mr. Fitschen, Mr. Jain and Mr. Neske joined the Management Board only in April 2009 and no expense was therefore recognized for long-term incentives granted for their service on the Management Board in 2009. In 2008, the corresponding compensation expense for these components was € 3,368,011 for Dr. Ackermann, € 1,103,939 for Dr. Bänziger and € 1,509,798 for Mr. Lamberti. Mr. Krause joined the Management Board only in April 2008 and no expense was therefore recognized for long-term incentives granted for his service on the Management Board in 2009 and 2008.
For more information on share awards in the table above granted under the share plans, see Note [31] to the consolidated financial statements.

Supervisory Board
As of February 19, 2010, the current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

	Number of	Number of
Members of the Supervisory Board	shares	share awards
Wolfgang Böhr	20	—
Dr. Clemens Börsig[1]	129,367	5,322
Dr. Karl-Gerhard Eick	—	—
Heidrun Förster	905	—
Alfred Herling	777	—
Gerd Herzberg	—	—
Sir Peter Job	4,000	—
Prof. Dr. Henning Kagermann	—	—
Martina Klee	378	—
Suzanne Labarge	—	—
Maurice Lévy	—	—
Henriette Mark	388	—
Gabriele Platscher	739	—
Karin Ruck	110	—
Dr. Theo Siegert	—	—
Dr. Johannes Teyssen	—	—
Marlehn Thieme	109	—
Tilman Todenhöfer	300	—
Werner Wenning	—	—
Leo Wunderlich	722	—

Total	137,815	5,322

1	This does not include 150 Deutsche Bank shares held by a family-owned partnership, in which Dr. Clemens Börsig has a 25% interest as well as 14,612 Deutsche Bank shares attributable to a charitable foundation with separate legal capacity, the “Gerhild und Clemens Börsig Jugend- und Sozialstiftung”.
The members of the Supervisory Board held 137,815 shares, amounting to less than 0.02 % of our shares as of February 19, 2010.
As listed in the “Number of share awards” column in the table, Dr. Clemens Börsig holds 5,322 DB Equity Units granted under the DB Global Partnership Plan in connection with his prior service as a member of our Management Board, which are scheduled to be delivered to him in August 2010.
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

20-F      Item 7: Major Shareholders and Related Party Transactions
Item 7: Major Shareholders and Related Party Transactions
Major Shareholders
On December 31, 2009, our issued share capital amounted to € 1,589,399,078 divided into 620,859,015 no par value ordinary registered shares.
On December 31, 2009, we had 586,295 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2009.

BY VALUE OF SHAREHOLDING	BY NUMBERS OF SHAREHOLDERS

*	Including Deutsche Bank employees and pensioners
On February 26, 2010, a total of 93,025,246 of our shares were registered in the names of 1,500 shareholders resident in the United States. These shares represented 14.98 % of our share capital on that date. On December 31, 2008, a total of 64,415,069 of our shares were registered in the names of 1,572 shareholders resident in the United States. These shares represented 11.28 % of our share capital on that date.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.
As of February 26, 2010, we have been notified by the following investors that they hold 3 % or more of our shares: Credit Suisse Group, Zurich holds 3.86 % of our shares (via financial instruments), AXA S.A. Group, Paris holds 4.64 % of our shares and BlackRock, Inc., New York holds 5.05 % of our shares.
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
Related Party Transactions
We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to Note [37] of the consolidated financial statements.
We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2009 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2009, there have been and currently are loans, guarantees and commitments, which totaled € 1.0 billion (including loans of € 0.9 billion) as of January 31, 2010. All these credit exposures
—	were made in the ordinary course of business,

—	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and

—	did not involve more than the normal risk of collectability or present other unfavorable features compared to loans to nonrelated parties.

20-F      Item 7: Major Shareholders and Related Party Transactions
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
As of December 31, 2009, we had a loan to a single related party, in which we held a participation of 10 % or more of its voting rights, which was classified as nonaccrual. As of January 31, 2010, this exposure reflected a real estate financing loan of € 15 million with contractual interest of 6.27 % per annum, though interest accrual has ceased, and guarantees, bearing no interest, which were honored after the company filed for liquidation. A loan loss allowance of € 15 million had been established in prior years covering the impairment loss. We also had loans to two related parties held as an at equity investment. As of January 31, 2010, one exposure reflected an uncollateralized loan of € 7 million with contractual interest of 12 % per annum, which has been set to nonaccrual status. A loan loss allowance of € 4 million had been established in prior years covering the impairment loss. As of January 31, 2010, the last exposure reflected an uncollateralized loan of € 10 million with contractual interest of 8.8 % per annum, which has been set to nonaccrual status. Nonaccrual loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans increased by € 8 million, or 34 % to € 32 million, from January 31, 2009. The largest problem loan amount outstanding during the period from January 1, 2009 to January 29, 2010 was € 73 million.
We have not disclosed the names of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.
Interests of Experts and Counsel
Not required because this document is filed as an annual report.

Item 8: Financial Information
Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-5.
Legal Proceedings
General. Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world, arising in the ordinary course of our businesses. Please refer to Note [27] for descriptions of pending legal proceedings that are material as defined in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability but are not required to be described in the notes to our financial statements pursuant to IAS 37 are described below.
IPO allocation litigation. Deutsche Bank Securities Inc. (“DBSI”), our U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. A related putative antitrust class action was finally dismissed in 2007. Among the allegations in the securities cases are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs’ amended complaints. The extent to which the court granted the motions did not affect any cases in which DBSI is a defendant. Following mediation, a settlement was reached and approved by the trial court on October 6, 2009. On October 23, 2009, an objector filed a petition with the Second Circuit, seeking leave to appeal the trial court’s certification of the settlement class in connection with all 310 cases, including the cases in which DBSI was named as a defendant. The plaintiffs objected, and all the underwriter defendants responded, to the petition on November 2, 2009. The petition is currently pending before the Second Circuit.
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
In addition, following the Parmalat insolvency, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including

20-F      Item 8: Financial Information
Deutsche Bank and Deutsche Bank S.p.A., and some of their employees. Trial before the Court of Milan (Second Criminal Section) commenced in January 2008 and is ongoing. Prosecutors in Parma have conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, on charges of fraudulent bankruptcy. The trial commenced in September 2009 and is ongoing. One former Deutsche Bank employee entered into a plea bargain in respect of the charges against him in Milan and Parma (most of which related to the period prior to his employment with us) which have accordingly been withdrawn.
Certain retail bondholders and shareholders have alleged civil liability against Deutsche Bank in connection with the above-mentioned criminal proceedings. Deutsche Bank has made a formal settlement offer to those retail investors who have asserted claims against Deutsche Bank. This offer has been accepted by some of the retail investors.
Huntsman. On June 23, 2009, DBSI and Credit Suisse Securities (USA) LLC (“CSUSA”) settled a lawsuit that had been brought against them by Huntsman Corporation (“Huntsman”) in Texas state court in late 2008. The lawsuit arose out of the failed merger of Hexion Specialty Chemicals, Inc. (“Hexion”) and Huntsman, the financing for which was to have been provided by affiliates of DBSI and CSUSA under a July 2007 commitment letter. The suit alleged, among other things, that DBSI and CSUSA had fraudulently induced Huntsman to terminate a prior merger agreement with Basell in favor of the Hexion merger agreement and had tortiously interfered with Huntsman’s merger agreements with both Basell and Hexion. The suit also alleged that DBSI and CSUSA had conspired with non-party Apollo Management LLP to interfere with Huntsman’s contractual rights. After the trial commenced on June 15, 2009, the parties settled the action. As part of the settlement, each of DBSI and CSUSA paid U.S.$ 316 million in cash to Huntsman and provided U.S.$ 550 million of financing to be repaid over seven years.
Sebastian Holdings. Deutsche Bank AG is in litigation in the United Kingdom and the United States with Sebastian Holdings Inc., a Turks and Caicos company (“SHI”). The dispute arose in October 2008 when SHI accumulated trading losses and subsequently failed to meet margin calls issued by Deutsche Bank AG. The U.K. action is brought by Deutsche Bank AG to recover approximately U.S.$ 230 million owed by SHI after Deutsche Bank AG closed out two sets of master trading agreements with SHI. Deutsche Bank AG has also commenced a related restitutionary action in the U.K. against Alexander M. Vik, the sole director of SHI, and Vik Millahue, a Chilean company, seeking repayment to Deutsche Bank AG of certain funds transferred from SHI’s accounts with Deutsche Bank AG. The U.S. action is a damages claim brought by SHI against Deutsche Bank AG in New York State court, arising out of the same circumstances as Deutsche Bank AG’s suit against SHI in the U.K. and seeking damages of at least U.S.$ 750 million. In the U.K. action against SHI, the trial court held that it has jurisdiction over Deutsche Bank AG’s suit and rejected SHI’s claim that the U.K. is an inconvenient forum for the case to be heard. SHI is appealing from those determinations. The U.K. action against Vik and the Chilean company is in its early stages. In the U.S. action against Deutsche Bank AG, the trial court denied SHI’s request to enjoin Deutsche Bank AG’s suits in the U.K. The trial court denied Deutsche Bank AG’s motion to dismiss or stay the U.S. action in favor of the London action, while granting Deutsche Bank AG’s motion to dismiss SHI’s tort claims but not its contract and quasi-contractual claims. SHI has moved for reargument of the trial court’s decision, and both parties have filed notices of appeal with the New York Appellate Division.

Ocala. Deutsche Bank AG is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp., which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank AG has commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America for breach of contract and for contractual indemnity resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank AG’s commercial paper investment. The litigation is in its early stages.
Adelphia Communications Corporation. Certain of Deutsche Bank AG’s affiliates are among numerous financial institutions and other entities that were named as defendants in two adversary proceedings commenced in 2003 by a creditors committee and an equity committee of Adelphia Communications Corporation. In October 2007, the Adelphia Recovery Trust filed an amended complaint consolidating the two adversary proceedings, which was amended again in February 2008. The consolidated suit sought to avoid and recover certain loan payments, including approximately U.S.$ 50 million allegedly paid to DBSI in connection with margin loans, and sought affirmative damages from defendants collectively based on statutory claims and common law tort claims. The bank defendants filed several motions to dismiss the consolidated complaint, which were granted in part and denied in part, and certain of those rulings are the subject of a pending appeal and various motions. The claims that remain pending in the district court include a Bank Holding Company Act claim, common law tort claims, and an avoidance claim relating to the margin loans. Summary judgment motions are being filed, and a trial date has been set for September 2010.
Dividend Policy
We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2009 is € 0.75, compared to dividends paid of € 0.50 for 2008 and € 4.50 for 2007. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company — Regulation and Supervision — Regulation and Supervision in Germany”.
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

20-F      Item 8: Financial Information
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
We declare dividends by resolution of the Annual General Meeting and pay them once a year. Dividends approved at a General Meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at that meeting. In accordance with the German Stock Corporation Act, the record date for determining which holders of our ordinary shares are entitled to the payment of dividends, if any, or other distributions whether cash, stock or property, is the date of the General Meeting at which such dividends or other distributions are declared. If we issue a new class of shares, our Articles of Association permit us to declare a different dividend entitlement for the new class of shares.
Significant Changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2009.

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

	Our shares				DAX®-Index
				Average daily
	Price per share			trading volume
	High	Low	Period-end	(in thousands of
	(in €)	(in €)	(in €)	shares)	High	Low	Period-end
Monthly 2010:
February	48.17	42.31	46.64	7,443.06	5,743.89	5,433.02	5,598.46
January	53.90	43.05	44.38	6,894.99	6,094.26	5,540.33	5,608.79
Monthly 2009:
December	52.24	46.87	49.42	4,729.19	6,026.69	5,605,43	5,957.43
November	52.68	45.30	48.06	4,862.47	5,843.27	5,312.64	5,625.95
October	58.29	45.98	49.56	5,988.35	5,888.21	5,394.80	5,414.96
September	53.94	45.22	52.45	5,533.85	5,760.83	5,263.11	5,675.16
Quarterly 2009:
Fourth Quarter	58.29	45.30	49.42	5,213.32	6,026.69	5,312.64	5,957,43
Third Quarter	53.94	41.04	52.45	5,906.13	5,760.83	4,524.01	5,675.16
Second Quarter	49.62	29.37	43.20	8,041.41	5,177.59	3,997.46	4,808.64
First Quarter	32.92	15.38	30.30	11,351.20	5,111.02	3,588.89	4,084.76
Quarterly 2008:
Fourth Quarter	54.32	18.59	27.83	11,141.50	5,876.93	4,014.60	4,810.20
Third Quarter	64.85	47.48	49.54	9,873.37	6,626.70	5,658.20	5,831.02
Second Quarter	79.20	54.32	54.85	5,872.59	7,231.86	6,308.24	6,418.32
First Quarter	89.80	64.62	71.70	8,806.70	8,100.64	6,167.82	6,534.97
Annual:
2009	58.29	15.38	49.42	7,606.05	6,026.69	3,588.89	5,957.43
2008	89.80	18.59	27.83	9,116.66	8,100.64	4,014.60	4,810.20
2007	118.51	81.33	89.40	6,062.94	8,151.57	6,437.25	8,067.32
2006	103.29	80.74	101.34	4,195.14	6,629.33	5,243.71	6,596.92
2005	85.00	60.90	81.90	3,709.96	5,469.96	4,157.51	5,408.26

Note:	Data is based on Thomson Reuters and Bloomberg.

20-F      Item 9: The Offer and Listing
On February 26, 2010, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 46.64 per share and the closing quotation of the DAX index was 5,598.46. Our shares represented 5.8 % of the DAX index on that date.
Our shares also trade on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the New York Stock Exchange.

	Our shares
				Average daily
	Price per share			trading volume
	High	Low	Period-end	(in number of
	(in U.S.$)	(in U.S.$)	(in U.S.$)	shares)
Monthly 2010:
February	65.84	57.78	63.50	534,067
January	77.76	60.64	60.97	362,350
Monthly 2009:
December	76.14	68.94	70.91	239,362
November	78.23	69.21	73.10	251,908
October	84.93	70.54	71.63	310,106
September	80.00	63.95	76.77	400,715
Quarterly 2009:
Fourth Quarter	84.93	68.94	70.91	267,601
Third Quarter	80.00	56.74	76.77	455,538
Second Quarter	70.37	39.86	61.00	1,215,497
First Quarter	44.80	21.15	40.65	1,242,596
Quarterly 2008:
Fourth Quarter	75.25	22.45	40.69	743,491
Third Quarter	97.27	66.43	72.79	670,363
Second Quarter	122.98	85.35	85.35	246,953
First Quarter	130.79	102.41	113.05	467,208
Annual:
2009	84.93	21.15	70.91	788,316
2008	130.79	22.45	40.69	532,772
2007	159.73	120.02	129.41	227,769
2006	134.71	97.18	133.24	119,515
2005	100.41	76.16	96.87	93,537
For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information — Exchange Rate and Currency Information.”
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
Frankfurt Stock Exchange
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the seven German stock exchanges. The Frankfurt Stock Exchange, including Xetra (as described below), accounted for more than 96.30 % of the total turnover in exchange-traded shares in Germany in 2009 (including 92.85 % of the total turnover which is accounted for by Xetra in 2009). According to the World Federation of Exchanges, Deutsche Börse AG was the seventh largest stock exchange in the world in 2009 measured by total value of share trading, after NASDAQ, the NYSE Euronext (U.S.), Shanghai, Tokyo, London and Shenzhen.
As of December 31, 2009, the shares of 10,266 companies traded on the various market segments of the Frankfurt Stock Exchange. Of these, 1,017 were German companies and 9,249 were non-German companies.
The prices of actively-traded securities, including our shares, are continuously quoted on the Frankfurt Stock Exchange trading floor between 9:00 a.m. and 8:00 p.m., Central European time, each bank business day. Most securities listed on the Frankfurt Stock Exchange are traded on the auction market. Securities also trade in interbank dealer markets, both on and off the Frankfurt Stock Exchange. The price of securities on the Frankfurt Stock Exchange is determined by open outcry and noted by publicly commissioned stockbrokers. These publicly commissioned stockbrokers are members of the exchange but do not, as a rule, deal with the public.
The Frankfurt Stock Exchange publishes a daily official list of its quotations (Amtliches Kursblatt) for all traded securities. The list is available on the Internet at http://www.deutsche-boerse.com under the heading: “Market Data & Analytics — Trading Statistics + Analyses — Spot Market Statistic — Order Book Statistics”.
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
Memorandum and Articles of Association
For information regarding our Articles of Association, please refer to the discussion under the corresponding section of our Annual Report on Form 20-F for the year ended December 31, 2008, which discussion we hereby incorporate by reference into this document. In considering such discussion, please note that the authorization to increase share capital under the German Financial Market Stabilization Act of 2008 is effective through December 31, 2010 and the amendment to the German Foreign Trade Act providing for review of acquisitions of 25 % or more of the voting rights in a German company became effective in 2009. Copies of our Articles of Association are publicly available at the Commercial Register in Frankfurt am Main, and an English translation is filed as Exhibit 1.1 to this Annual Report. For more information on provisions of our Articles of Association relating to our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.” For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information — Dividend Policy.”
Material Contracts
In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.
Exchange Controls
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Myanmar (Burma), Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Guinea, Iran, Iraq, Liberia, North Korea, Somalia, Sudan and Zimbabwe, as well as persons associated with terrorism, the Taliban, Slobodan Milosevic, the deceased former president of Serbia and Yugoslavia, and other persons indicted by the International Criminal Tribunal for the former Yugoslavia, and President Alexander Lukashenko and certain other officials of Belarus.
With some exceptions, corporations or individuals residing in Germany are required to report to the Bundesbank any payment received from, or made to or for the account of, a nonresident corporation or individual that exceeds € 12,500 (or the equivalent in a foreign currency). This reporting requirement is for statistical purposes.

20-F      Item 10: Additional Information
Subject to the above-mentioned exceptions, there are currently no German laws, decrees or regulations that would prevent the transfer of capital or remittance of dividends or other payments to our shareholders who are not residents or citizens of Germany.
There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, certain reporting obligations apply and the investment may become subject to review by the BaFin and other competent authorities. See “Item 10: Additional Information — Memorandum and Articles of Association — Notification Requirements” in our Annual Report on Form 20-F for the year ended December 31, 2008.
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
The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application or that are generally assumed to be known by shareholders. In particular, the summary deals only with shareholders that will hold shares as capital assets and does not address the tax treatment of shareholders that are subject to special rules, such as fiduciaries of pension, profit-sharing or other employee benefit plans, banks, insurance companies, dealers in securities or currencies, persons that hold shares as a position in a straddle, conversion transaction, synthetic security or other integrated financial transaction, persons that elect mark-to-market treatment, persons that own, directly or indirectly, ten percent or more of our voting stock, persons that hold shares through a partnership and persons whose “functional currency” is not the U.S. dollar. The summary is based on German and U.S. laws, treaties and regulatory interpretations, including in the United States current and proposed U.S. Treasury regulations as of the date hereof, all of which are subject to change (possibly with retroactive effect).

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
Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by certain non-corporate U.S. shareholders with respect to shares before January 1, 2011 will be subject to taxation at a maximum rate of 15 % if the dividends are “qualified dividends.” Dividends received with respect to shares will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The current income tax treaty between the United States and Germany (the “Treaty”) has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination whether we are a PFIC must be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ended December 31, 2009. In addition, based on our current

20-F      Item 10: Additional Information
expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2010, or for the foreseeable future. The PFIC rules are however complex and their application to financial services companies are unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.
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
Refund Procedures
To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998 or from the Office of International Operations, Internal Revenue Service, 1325 K Street, N.W., Washington, D.C. 20225, Attention: Taxpayer Service Division, Room 900 or can be downloaded from the homepage of the Bundeszentralamt für Steuern (http://www.bzst.bund.de).
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

The former simplified refund procedure for U.S. residents by the Depository Trust Company is not available for dividends received after December 31, 2008. The former simplified refund procedure has been revoked by the German Ministry of Finance as of year-end 2008. Instead an IT-supported quick-refund procedure is available (“Datenträgerverfahren — DTV” / “Data Medium Procedure — DMP”) for dividends received after December 31, 2008. If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must confirm to the DMP participant that they meet the conditions of the U.S.-German treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf. Further each refund beneficiary must confirm
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
Taxation of Capital Gains
Under the Treaty, a U.S. resident will not be subject to German capital gains tax in respect of a sale or other disposition of shares. For U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss on the sale or other disposition of shares in an amount equal to the difference between such holder’s tax basis in the shares, and the U.S. dollar value of the amount realized from the sale or other disposition. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the shares were held for

20-F      Item 10: Additional Information
more than one year. The net amount of long-term capital gain realized by an individual generally is subject to taxation at a current maximum rate of 15%. Any such gain generally would be treated as income arising from sources within the United States; any such loss would generally be allocated against U.S. source income. The ability to offset capital losses against ordinary income is subject to limitations.
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

20-F      Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Included in the following section on quantitative and qualitative disclosures about credit, market and other risks is information which forms part of the financial statements of Deutsche Bank and which is incorporated by reference into the financial statements of this report. Such information is marked by a bracket in the margins throughout this section.
Market Development
Confidence and liquidity in financial markets improved during much of 2009, underpinned by continued government and central bank support measures. Equity markets recovered sharply, volatility subsided, and corporate credit and interbank spreads approached, and in some cases returned to, pre-crisis levels. Issuance volumes in corporate bond markets were very strong as investor risk appetite improved. However, securitization markets saw only a more modest recovery, despite extensive liquidity support and outright purchases of assets by governmental institutions. Issuance volumes have remained low, and prices depressed, indicating that confidence in securitization has not yet been restored.
Conditions in the wider economy remained challenging. Most developed economies returned to positive growth in the second half of 2009, but the pace of recovery remained relatively subdued and reliant on public sector stimulus measures. Economic headwinds persisted with unemployment increasing, weighing on household credit quality, and corporate defaults rising further. Residential real estate prices continued to fall in many developed markets, but the German market remained stable. Towards the end of the year, large fiscal deficits and sharply rising public debt, mainly a reflection of the deep economic recession and the cost of financial sector support measures, led to growing concerns in financial markets over sovereign risk.
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our group divisions. The importance of a strong focus on risk management and the continuous need to refine risk management practice have become particularly evident during the financial market crisis. While our risk and capital management continuously evolves and improves, there can be no assurance that all market developments, in particular those of extreme nature, can be fully anticipated at all times.

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
Risk and Capital Management Organization
Our Chief Risk Officer, who is a member of our Management Board, is responsible for our Group-wide credit, market, operational, liquidity, business, legal and reputational risk management as well as capital management activities and heads our integrated legal, risk & capital function.
Two functional committees, which are both chaired by our Chief Risk Officer, are central to the legal, risk & capital function.
—	Our Risk Executive Committee is responsible for management and control of the aforementioned risks across our consolidated Group. To fulfill this mandate, the Risk Executive Committee is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees and the Group Reputational Risk Committee.

—	The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding.
Dedicated legal, risk & capital units are established with the mandate to:
—	Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set within a framework established by the Management Board;

—	Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;

—	Approve credit, market and liquidity risk limits;

—	Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and

—	Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.
The heads of our legal, risk & capital units, which are amongst the members of our Risk Executive Committee, are responsible for the performance of the units and report directly to our Chief Risk Officer.
Our finance and audit departments support our legal, risk & capital function. They operate independently of both the group divisions and of the legal, risk & capital function. The role of the finance department is to help

20-F      Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our audit department performs risk-oriented reviews of the design and operating effectiveness of our internal control procedures.

Risk and Capital Strategy
The legal, risk & capital function annually develops its risk and capital strategy in an integrated process together with the group divisions and Finance, ensuring Group-wide alignment of risk and performance targets. The strategy is ultimately presented to, and approved by, the Management Board. Subsequently, this plan is also presented to, and discussed with, the Risk Committee of the Supervisory Board.
Targets and projections are set for various parameters and different levels of the Group. Performance against these targets is monitored regularly and a report on selected important and high-level targets is brought to the direct attention of the Chief Risk Officer and/or the Management Board. In case of a significant deviation from the targets, it is the responsibility of the divisional legal, risk & capital units to bring this to the attention of their superiors and ultimately the Chief Risk Officer if no mitigation or mitigation strategy can be achieved on a subordinated level.
Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

Categories of Risk
The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.
Specific Banking Risks
Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, operational risk and liquidity risk. A detailed discussion of these risks follows later in Item 11.
—	Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as “counterparties”). We distinguish between three kinds of credit risk:
—	Default risk is the risk that counterparties fail to meet contractual payment obligations.

—	Country risk is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.

—	Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

—	Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

—	Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.

—	Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due or only being able to meet these obligations at excessive costs.

Reputational Risk
Within our risk management processes, we define reputational risk as the risk that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public’s trust in our organization.
Several policies and guidelines form the framework of our reputational risk management. The primary responsibility for the identification, escalation and resolution of reputational risk issues resides with the business divisions. The risk management units assist and advise the business divisions in ascertaining that reputational risk issues are appropriately identified, escalated and addressed.
The most senior dedicated body for reputational risk issues is our Group Reputational Risk Committee (GRRC). It is a permanent sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.
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
—	Mortality and morbidity risks — the risks of a higher or lower than expected number of death claims on assurance products and of an occurrence of one or more large claims, and the risk of a higher or lower than expected number of disability claims, respectively. We aim to mitigate these risks by the use of reinsurance and the application of discretionary charges. We investigate rates of mortality and morbidity annually.

—	Longevity risk — the risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. We monitor this risk against the latest external industry data and emerging trends.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
—	Expenses risk — the risk that policies cost more or less to administer than expected. We monitor these expenses by an analysis of our actual expenses relative to our budget. We investigate reasons for any significant divergence from expectations and take remedial action. We reduce the expense risk by having in place (until 2010 with the option of renewal for two more years) an outsourcing agreement which covers the administration of the policies.

—	Persistency risk — the risk of a higher or lower than expected percentage of lapsed policies. We assess our persistency rates annually by reference to appropriate risk factors.
We monitor the actual claims and persistency against the assumptions used and refine the assumptions for the future assessment of liabilities. Actual experience may vary from estimates, the more so as projections are made further into the future. Liabilities are evaluated at least annually.
To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.
The profitability of our non unit-linked long-term insurance businesses depends to a significant extent on the value of claims paid in the future relative to the assets accumulated to the date of claim. Typically, over the lifetime of a contract, premiums and investment returns exceed claim costs in the early years and it is necessary to set aside these amounts to meet future obligations. The amount of such future obligations is assessed on actuarial principles by reference to assumptions about the development of financial and insurance risks.
For unit-linked investment contracts, profitability is based on the charges taken being sufficient to meet expenses and profit. The premium and charges are assessed based on actuarial principles by reference to assumptions about the development of financial and insurance risks.
As stated above, reinsurance is used as a mechanism to reduce risk. Our strategy is to continue to utilize reinsurance as appropriate.

Risk Management Tools
We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:
—	Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk including traded default risk, for operational risk and for general business risk. We continuous-

ly review and enhance our economic capital model as appropriate. Notably during the course of 2009 the economic capital stress tests for market risk were recalibrated to reflect the extreme market moves observed in the later part of 2008. This included extension of the assumed holding periods on credit positions, and significant increases to the shocks applied to equity indices and credit spreads, especially for securitized products. In addition to the recalibration, there were improvements to the economic capital model. These included the addition of stress tests for leveraged exchange traded funds and for gap risk in non-recourse finance in emerging markets. Within our economic capital framework we capture the effects of rating migration as well as profits and losses due to fair value accounting. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and unamortized other intangible assets) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. See “Overall Risk Position” below for a quantitative summary of our economic capital usage.

—	Expected loss. We use expected loss as a measure of our credit and operational risk. Expected loss is a measurement of the loss we can expect within a one-year period from these risks as of the respective reporting date, based on our historical loss experience. When calculating expected loss for credit risk, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of up to seven years based on our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations as a component of our collectively assessed allowance for credit losses included in our financial statements. For operational risk we determine the expected loss from statistical averages of our internal loss history, recent risk trends as well as forward looking expert estimates.

—	Value-at-Risk. We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.

—	Stress testing. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from volatile market conditions in the past using an algorithm, and the estimated correlations proved to be essentially consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. In 2009, we have stepped up our efforts to further align our stress testing framework across the different risk types.

—
Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company — Regulation and Supervision” and Note [36] of the consolidated financial statements.

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
Credit Risk Ratings
Basic and key element of the credit approval process is a detailed risk assessment of every credit exposure associated with a counterparty. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.
We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the credit-worthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of defaulted exposures. We generally rate our credit exposures individually, though certain portfolios of securitized receivables are rated on a pool level. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits
Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit authority reflects the mandate to approve new credit limits as well as increases or the extension of existing credit limits. Credit authority is generally assigned to individuals as personal credit authority according to the individual’s professional qualification and experience.
Where an individual’s personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the CRM Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits the case is referred to the Management Board for approval.
All assigned credit authorities are reviewed on a periodic basis to ensure that they are adequate. The results of the review are presented to the Group Credit Policy Committee and reported to the Risk Executive Committee.

Segregation of Credit Exposures
Counterparty credit exposure arises from our traditional nontrading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives, FX forwards and Forward Rate Agreements.
A default risk also arises from our positions in traded credit products such as bonds. This risk is managed using both credit & market risk parameters.

Monitoring Default Risk
Ongoing active monitoring and management of credit risk positions is an integral part of our credit risk management. Monitoring tasks are primarily performed by the divisional risk units in close cooperation with our portfolio management function. We monitor all of our credit exposures on a continuing basis using the risk management tools described above.
Credit counterparties are allocated to credit officers within specified divisional risk units which are aligned to respective business units such as Global Banking, Global Markets or Global Transaction Banking. The individual credit officers within these divisional risk units have the most relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. Monitoring of credit risk arising from our trading activities with credit counterparties is undertaken in accordance with industry best practice by reference to various dedicated measures that quantify the expected current and future exposure levels, including the exposure levels under adverse market developments. The credit process for trading instruments requires limits to be established against trading instrument exposures which are monitored by respective credit officers as part of their ongoing counterparty monitoring activities.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watchlist. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

Monitoring Traded Default Risk
Traded credit products such as bonds in our developed markets’ trading book are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Emerging markets traded credit products are risk managed using expertise which resides within our respective emerging markets credit risk unit and market risk management.
Economic Capital for Credit Risk
We calculate economic capital for the default risk, transfer risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98% very severe aggregate unexpected losses within one year.
Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. We allocate expected losses and economic capital derived from this loss distribution down to transaction level to enable management on transaction, customer and business level.
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

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
—	to reduce single-name and industry credit risk concentrations within the credit portfolio and

—	to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.
The notional amount of LEMG’s risk reduction activities decreased by 7 % from € 56.7 billion as of December 31, 2008, to € 52.9 billion as of December 31, 2009.
As of year-end 2009, LEMG held credit derivatives with an underlying notional amount of € 32.7 billion. The position totaled € 36.5 billion as of December 31, 2008.
The credit derivatives used for our portfolio management activities are accounted for at fair value.
LEMG also mitigated the credit risk of € 20.2 billion of loans and lending-related commitments as of December 31, 2009, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 20.1 billion as of December 31, 2008.
LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of LEMG loans and commitments reported at fair value decreased during the year to € 48.9 billion as of December 31, 2009, from € 50.5 billion as of December 31, 2008. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.
Credit Exposure
We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Maximum Exposure to Credit Risk
The following table presents our maximum exposure to credit risk without taking account of any collateral held or other credit enhancements that do not qualify for offset in our financial statements.

in € m.[1]	Dec 31, 2009	Dec 31, 2008
Due from banks	9,346	9,826
Interest-earning deposits with banks	47,233	64,739
Central bank funds sold and securities purchased under resale agreements	6,820	9,267
Securities borrowed	43,509	35,022
Financial assets at fair value through profit or loss[2]	900,800	1,569,203
Financial assets available for sale[2]	14,852	19,194
Loans[3]	261,448	271,219
Other assets subject to credit risk	52,457	78,957
Financial guarantees and other credit related contingent liabilities[4]	52,183	48,815
Irrevocable lending commitments and other credit related commitments[4]	104,125	104,077

Maximum exposure to credit risk	1,492,773	2,210,319

1	All amounts at carrying value unless otherwise indicated.

2	Excludes equities, other equity interests and commodities. Prior year numbers have been adjusted to reflect the exclusion of commodities respectively.

3	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.

4	Financial guarantees, other credit related contingent liabilities and irrevocable lending

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

The following table breaks down several of our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere. The decreases in the below credit exposure were primarily in OTC derivatives (mainly in Western Europe and North America) and loans. The loan reduction was due to a decline of € 10.4 billion loans in our North American portfolio while the derivative decrease across almost all regions was driven largely by rising interest rate curves and reduction activities as well as tightening credit spreads during 2009.

			Irrevocable lending
Credit risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by region	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Eastern Europe	6,986	7,672	1,306	1,654	1,428	2,086	690	2,033	10,410	13,445
Western Europe	187,251	185,577	41,118	38,698	25,254	25,289	24,536	48,677	278,159	298,241
Africa	947	1,076	233	333	620	566	458	297	2,258	2,272
Asia/Pacific	16,921	16,887	5,793	6,156	7,086	6,223	7,060	13,225	36,860	42,491
North America	45,717	56,129	55,337	56,812	17,018	13,943	30,805	57,177	148,877	184,061
Central and South America	3,325	3,530	214	196	777	660	831	1,552	5,147	5,938
Other[4]	301	348	124	228	—	48	160	629	585	1,253

Total	261,448	271,219	104,125	104,077	52,183	48,815	64,540	123,590	482,296	547,701

1	Includes impaired loans amounting to € 7.2 billion as of December 31, 2009 and € 3.7 billion as of December 31, 2008.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2009 and € 2.8 billion as of December 31, 2008.

3	Includes the effect of netting agreements and cash collateral received where applicable.

4	Includes supranational organizations and other exposures that we have not allocated to a single region.
The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

			Irrevocable lending
Credit risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by industry sector	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Banks and insurance	22,002	26,998	25,289	24,970	11,315	11,568	27,948	68,641	86,554	132,177
Manufacturing	17,314	19,043	24,814	24,889	16,809	13,669	2,169	4,550	61,106	62,151
Households	85,675	83,376	4,278	3,862	1,820	1,768	801	791	92,574	89,797
Public sector	9,572	9,972	520	819	19	628	5,527	7,125	15,638	18,544
Wholesale and retail trade	10,938	11,761	6,027	6,377	3,443	3,423	604	1,264	21,012	22,825
Commercial real estate activities	28,959	27,083	1,876	2,239	2,194	2,403	1,286	3,213	34,315	34,938
Fund management activities	26,462	31,158	11,135	12,998	540	678	12,922	23,114	51,059	67,948
Other[4]	60,526	61,828	30,186	27,923	16,043	14,678	13,283	14,892	120,038	119,321

Total	261,448	271,219	104,125	104,077	52,183	48,815	64,540	123,590	482,296	547,701

1	Includes impaired loans amounting to € 7.2 billion as of December 31, 2009 and € 3.7 billion as of December 31, 2008.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2008 and € 2.8 billion as of December 31, 2008.

3	Includes the effect of netting agreements and cash collateral received where applicable.

4	Loan exposures for Other include lease financing.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties account for 7 % of our aggregated total credit exposure in these categories as of December 31, 2009. Our top ten counterparty exposures are by majority with well-rated counterparties or relate to structured trades which show high levels of risk mitigation, with the exception of one leveraged finance exposure.
Higher-Risk Loans
Certain types of loans have a higher risk of non-collection than others. In our amortized cost loan portfolio we consider our Corporate Finance Leveraged and commercial real estate loans to be included in this category as well as certain other loans not included in our low and medium risk categories.
As of December 31, 2009 our higher-risk amortized cost loan portfolio amounted to € 31.2 billion or 12% of our overall loan portfolio. The below table summarizes our higher-risk loans by risk category as well as the level of impaired loans and corresponding allowances for loan losses.

	Dec 31, 2009
Higher-risk loans by risk category	Amortized	thereof:	Allowance for
in € m.	cost Loans	impaired loans	loan losses
Leveraged finance	11,768	2,122	815
Commercial real estate[1]	12,990	460	274
Other	6,442	934	377

Total	31,200	3,516	1,466

1	Reflects commercial real estate related loans in our Corporate Finance division within our Corporate Banking & Securities segment.
We typically do not enter into subprime lending, junior lien mortgages or interest only lending. We do however, enter into higher margin consumer finance lending within our Private & Business Clients segment which we categorize as medium risk. The majority of our consumer finance exposure relates to customers in Germany and Italy.
Please see the following sections on corporate credit exposure and consumer credit exposure for additional information on our overall loan portfolio.
Credit Exposure Classification
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
This table reflects a marginal decrease in our corporate loan book combined with a larger decrease in our OTC derivatives exposure. The portion of our corporate loan book carrying an investment-grade rating decreased from 66% at December 31, 2008 to 61% at December 31, 2009, reflecting the continued credit deterioration throughout 2009 in light of the credit crisis. However, the loan exposure shown in the table below does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that there is no inappropriate concentration risk and our loan book is well-diversified. The decrease in our OTC derivatives exposure, particularly in the AAA-AA range, was substantially driven by rising interest rate curves and reduction activities as well as tightening credit spreads during 2009. The OTC derivatives exposure as shown below does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, the remaining current credit exposure is significantly lower and in our judgment well-diversified and geared towards investment grade counterparties.

Corporate credit exposure			Irrevocable lending
credit risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by creditworthiness category	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
AAA-AA	28,134	40,749	22,211	20,373	6,573	5,926	23,966	65,598	80,884	132,646
A	29,634	29,752	22,758	30,338	13,231	11,976	13,793	22,231	79,416	94,297
BBB	46,889	53,360	28,814	26,510	15,753	15,375	7,600	15,762	99,056	111,007
BB	43,401	44,132	23,031	19,657	9,860	10,239	12,785	13,009	89,077	87,037
B	9,090	10,458	5,935	5,276	4,290	4,412	1,952	3,898	21,267	24,044
CCC and below	14,633	8,268	1,376	1,923	2,476	887	4,444	3,092	22,929	14,170

Total	171,781	186,719	104,125	104,077	52,183	48,815	64,540	123,590	392,629	463,201

1	Includes impaired loans mainly in category CCC and below amounting to € 4.9 billion as of December 31, 2009 and € 2.3 billion as of December 31, 2008.

2	Includes irrevocable lending commitments related to consumer credit exposure of € 2.9 billion as of December 31, 2009 and € 2.8 billion as of December 31, 2008.

3	Includes the effect of netting agreements and cash collateral received where applicable.
Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure		90 days or more past due		Net credit costs
	in € m.		as a % of total exposure		as a % of total exposure
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2009	2008	2009	2008	2009	2008
Consumer credit exposure Germany:	59,804	57,139	1.73%	1.54%	0.55%	0.65%
Consumer and small business financing	13,556	15,047	2.72%	1.98%	1.69%	1.98%
Mortgage lending	46,248	42,092	1.44%	1.39%	0.22%	0.18%

Consumer credit exposure outside Germany	29,864	27,361	3.37%	1.92%	1.27%	0.94%

Total consumer credit exposure[1]	89,668	84,500	2.28%	1.67%	0.79%	0.74%

1	Includes impaired loans amounting to € 2.3 billion as of December 31, 2009 and € 1.4 billion as of December 31, 2008.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
The volume of our consumer credit exposure rose by € 5.2 billion, or 6%, from 2008 to 2009, driven both by the volume growth of our portfolio in Germany (up € 2.7 billion) as well as outside Germany (up € 2.5 billion) with strong growth in Italy (up € 1.1 billion), Poland (up € 1.0 billion) and Spain (up € 0.2 billion).
Total net credit costs as a percentage of total exposure were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 146 million. The increase in net credit costs in 2009 compared to 2008 reflected our strategy to invest in higher margin consumer finance business as well as the deteriorating credit conditions in Spain. The increase in net credit costs took place in our portfolios outside Germany and was mainly driven by the exacerbating economic crisis in Spain which adversely affected our mortgage loan and commercial finance portfolios there and by our consumer finance business in Poland and India. The higher percentage of delinquent loans outside Germany was predominantly driven by our mortgage business in Spain.

Collateral held as Security
We regularly agree on collateral to be received from customers in contracts that are subject to credit risk. We also regularly agree on collateral to be received from borrowers in our lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not replace the necessity of high quality underwriting standards.
We segregate collateral received into the following two types:
—	Financial and other collateral, which enables us to recover all or part of the outstanding exposure by liquidating the collateral asset provided, in cases where the borrower is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral assignments of other claims or inventory, equipment (e.g., plant, machinery, aircraft) and real estate typically fall into this category.

—	Guarantee collateral, which substitutes the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, received guarantees and risk participations typically fall into this category.
Additionally, we actively manage the credit risk of our loans and lending-related commitments through our specialized unit LEMG. To manage better our derivatives-related credit risk, we enter into collateral support arrangements as described further below.

Concentrations of Credit Risk
Significant concentrations of credit risk exist if we have material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.
In order to monitor and manage credit risks, we use a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures that we intend to incur.
Our largest concentrations of credit risk within loans are in Western Europe and North America, with a significant share in households. The concentration in Western Europe is principally in our home market Germany, which includes most of the mortgage lending business. Within the OTC derivatives business our largest concentrations are also in Western Europe and North America, with a significant share in banks and insurances mainly within the investment-grade rating band.
Our higher-risk loans are concentrated in Commercial Real Estate and Leveraged Finance, with the latter including a borrower group concentration contributing approximately 40% of the exposure in this category.

Credit Exposure from Derivatives
Exchange-traded derivative transactions (e.g., futures and options) are regularly settled through a central counterparty (e.g., LCH. Clearnet Ltd. or Eurex Clearing AG), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, we also use central counterparty clearing services for OTC derivative transactions (“OTC clearing”); we thereby benefit from the credit risk mitigation achieved through the central counterparty’s settlement system.

In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as the International Swaps and Derivatives Association’s master agreements for derivatives or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty (“close-out netting”). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements (“payment netting”), reducing our settlement risk.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.
Also, we enter into collateral support annexes (“CSA”) to master agreements in order to further reduce our derivatives-related credit risk. These collateral support annexes generally provide risk mitigation through periodic (usually daily) margining of the covered exposure. The CSA also provides for the right to terminate the related derivative transactions upon the counterparty’s failure to honor a margin call. As with netting, when we believe the collateral support annex is enforceable, we reflect this in our exposure measurement.
As the replacement values of derivatives portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure the potential future exposure against separate limits. We supplement the potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).
The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty’s derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure (“PFE”). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure (“AEE”) measure, which we use to reflect potential future replacement costs within our credit risk economic capital, and the expected positive exposure (“EPE”) measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.
Certain collateral support annexes to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party’s rating downgrade. We analyze and monitor potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis.

Credit Valuation Adjustment
We establish a counterparty credit valuation adjustment for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties, taking into account any collateral held, the effect of netting under a master agreement, expected loss given default and the credit risk for each counterparty based on historic default levels.
The credit valuation adjustments are significant for certain monoline counterparties. These credit valuation adjustments are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. We recorded € 1.2 billion in credit valuation adjustments against our aggregate monoline exposures for 2009 and € 2.2 billion for 2008.
Treatment of Default Situations under Derivatives
Unlike in the case of the standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under prevailing contracts to obtain additional collateral or terminate the transactions or the related master agreement.
The master agreements executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allows us to respond swiftly to a counterparty’s default or to other circumstances which indicate a high probability of failure. When our decision to terminate derivative transactions or the related master agreement results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2009.

	Notional amount maturity distribution				Positive	Negative	Net
Dec 31, 2009	Within 1	> 1 and	After 5		market	market	market
in € m.	year	< 5 years	years	Total	value	value	value
Interest-rate-related transactions:
OTC products:
FRAs	4,004,491	615,931	2,303	4,622,725	4,397	(4,527)	(130)
Interest rate swaps (single currency)	10,572,347	11,700,210	9,269,299	31,541,856	299,453	(279,432)	20,021
Purchased interest rate options	450,445	581,527	280,712	1,312,684	48,463	—	48,463
Written interest rate options	442,358	614,986	311,080	1,368,424	—	(51,171)	(51,171)

Exchange-traded products:
Interest rate futures	205,162	303,061	531	508,754	—	—	—
Purchased interest rate options	336,826	13,209	—	350,035	188	—	188
Written interest rate options	331,852	17,997	—	349,849	—	(182)	(182)

Sub-total	16,343,481	13,846,921	9,863,925	40,054,327	352,501	(335,312)	17,189

Currency-related transactions:
OTC products:
Forward exchange trades	549,758	44,789	5,362	599,909	9,894	(9,486)	408
Cross currency swaps	1,851,617	882,409	561,200	3,295,226	65,502	(71,424)	(5,922)
Purchased foreign currency options	242,068	83,743	27,320	353,131	11,947	—	11,947
Written foreign currency options	236,324	100,351	27,239	363,914	—	(11,699)	(11,699)

Exchange-traded products:
Foreign currency futures	10,169	522	—	10,691	—	(8)	(8)
Purchased foreign currency options	2,695	85	—	2,780	45	—	45
Written foreign currency options	1,716	4	—	1,720	—	(58)	(58)

Sub-total	2,894,347	1,111,903	621,121	4,627,371	87,388	(92,675)	(5,287)

Equity/index-related transactions:
OTC products:
Equity forward	1,546	7	489	2,042	183	(151)	32
Equity/index swaps	68,333	27,602	18,970	114,905	6,525	(7,802)	(1,277)
Purchased equity/index options	79,512	89,839	29,879	199,230	28,469	—	28,469
Written equity/index options	104,732	117,965	37,347	260,044	—	(34,248)	(34,248)

Exchange-traded products:
Equity/index futures	17,201	258	63	17,522	—	—	—
Equity/index purchased options	126,918	56,747	6,887	190,552	2,985	—	2,985
Equity/index written options	119,173	56,478	7,172	182,823	—	(2,327)	(2,327)

Sub-total	517,415	348,896	100,807	967,118	38,162	(44,528)	(6,366)

Credit derivatives	398,530	2,236,492	794,414	3,429,436	104,384	(88,337)	16,047

Other transactions:
OTC products:
Precious metal trades	55,705	40,469	5,202	101,376	4,446	(3,959)	487
Other trades	59,483	115,358	4,631	179,472	13,238	(13,111)	127

Exchange-traded products:
Futures	20,073	15,092	1,067	36,232	20	(27)	(7)
Purchased options	17,235	12,390	262	29,887	3,093	—	3,093
Written options	17,511	10,226	723	28,460	—	(2,827)	(2,827)

Sub-total	170,007	193,535	11,885	375,427	20,797	(19,924)	873

Total OTC business	19,117,249	17,251,678	11,375,447	47,744,374	596,901	(575,347)	21,554

Total exchange-traded business	1,206,531	486,069	16,705	1,709,305	6,331	(5,429)	902

Total	20,323,780	17,737,747	11,392,152	49,453,679	603,232	(580,776)	22,456

Positive market values including the effect of netting and cash collateral received					69,368

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

Emerging Markets net counterparty exposure
in € m.	Dec 31, 2009	Dec 31, 2008
Total net counterparty exposure	28,075	26,214

Total net counterparty exposure (excluding OTC derivatives)	22,591	17,697

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets net transfer risk exposure
in € m.	Dec 31, 2009	Dec 31, 2008
Africa	1,101	914
Asia (excluding Japan)	5,321	5,472
Eastern Europe	2,129	3,364
Latin America	2,234	1,647
Middle East	4,041	3,402

Total emerging markets net transfer risk exposure	14,826	14,799

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.
As of December 31, 2009, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 14.8 billion, virtually unchanged, from December 31, 2008, as increases in cross border credit related transactions to Middle East, Latin America and Asia (excluding Japan) were offset by a reduction to Eastern Europe and a reduction of OTC derivative exposures across almost all regions.

Problem Loans

Our problem loans consist mainly of our impaired loans. Our Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and

—	a reliable estimate of the loss amount can be made.
The impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. For troubled debt restructurings (as defined below) the original effective interest rate before modification of terms is used.
While we assess the impairment for our corporate credit exposures individually, we assess the impairment of our smaller-balance standardized homogeneous loans collectively.

The second component of our problem loans are nonimpaired problem loans, where no impairment loss is recorded but where either known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms or that are 90 days or more past due but for which the accrual of interest has not been discontinued.
In keeping with SEC industry guidance, we also continue to monitor and report the following categories in our problem loans:
—	Nonaccrual Loans: We place a loan on nonaccrual status if the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or the accrual of interest should be ceased according to management’s judgment as to collectability of contractual cash flows. When a loan is placed on nonaccrual status, the accrual of interest in accordance with the contractual terms of the loan is discontinued. However, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan. Cash receipts of interest on nonaccrual loans are recorded as a reduction of principal.

—	Loans Ninety Days or More Past Due and Still Accruing: These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest as no impairment loss is recorded.

—	Troubled Debt Restructurings: These are loans that we have restructured due to deterioration in the borrower’s financial position on terms that we would not otherwise consider. If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower’s loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
The following two tables present a breakdown of our problem loans for the dates specified.

Dec 31, 2009	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	758	4,145	4,903	304	1,037	1,341	6,244

Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937
Loans 90 days or more past due and still accruing	—	—	—	50	5	55	55
Troubled debt restructurings[1]	51	118	169	54	29	83	252
Collectively assessed	907	1,391	2,298	274	97	371	2,669

Nonaccrual loans	905	1,281	2,186	—	—	—	2,186
Loans 90 days or more past due and still accruing	—	—	—	260	6	266	266
Troubled debt restructurings[1]	2	110	112	14	91	105	217

Total problem loans	1,665	5,536	7,201	578	1,134	1,712	8,913

thereof: IAS 39 reclassified problem loans	28	2,750	2,778	—	159	159	2,937

1	The table above shows troubled debt restructurings within our smaller-balance standardized homogeneous loans under collectively assessed problem loans as in last quarter 2009 credit policies and processes were enhanced to assess them accordingly.

Dec 31, 2008	Impaired loans			Nonimpaired problem loans			Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	750	1,532	2,282	294	391	685	2,967

Nonaccrual loans	699	1,519	2,218	215	377	592	2,810
Loans 90 days or more past due and still accruing	—	—	—	8	5	13	13
Troubled debt restructurings	51	13	64	71	9	80	144
Collectively assessed	824	576	1,400	175	13	188	1,588

Nonaccrual loans	824	576	1,400	—	—	—	1,400
Loans 90 days or more past due and still accruing	—	—	—	175	13	188	188
Troubled debt restructurings	—	—	—	—	—	—	—

Total problem loans	1,574	2,108	3,682	469	404	873	4,555

thereof: IAS 39 reclassified problem loans	9	745	754	—	86	86	840
The € 4.4 billion, or 96%, increase in our total problem loans in 2009 was due to a € 5.6 billion gross increase of problem loans partly offset by € 1.2 billion of charge-offs and a € 60 million decrease as a result of exchange rate movements. The increase in problem loans is mainly attributable to our individually assessed loans, with gross increases of € 4.0 billion, partly offset by charge-offs of € 670 million and a € 57 million decrease as a result of exchange rate movements. For collectively assessed problem loans, gross increases of € 1.6 billion were partly offset by charge-offs of € 552 million. Included in the € 2.7 billion of collectively assessed problem loans as of December 31, 2009 are € 2.1 billion of loans that are 90 days or more past due as well as € 564 million of loans that are less than 90 days past due.
Our problem loans included € 2.9 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded gross increases in problem loans of € 2.5 billion partly offset by € 414 million of charge-offs and a € 34 million decrease as a result of exchange rate movements.

Our commitments to lend additional funds to debtors with problem loans amounted to € 191 million as of December 31, 2009, an increase of € 120 million or 169% compared to December 31, 2008. Of these commitments, € 51 million were to debtors whose loan terms have been modified in a troubled debt restructuring, an increase of € 45 million compared to December 31, 2008.
In addition, as of December 31, 2009, we had € 7 million of lease financing transactions that were nonperforming, an increase of € 3 million or 71% compared to December 31, 2008. These amounts are not included in our total problem loans.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing our renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2009	Dec 31, 2008
Troubled debt restructurings not impaired	188	80
The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status.

in € m.	Dec 31, 2009	Dec 31, 2008
Loans less than 30 days past due	6,192	8,345
Loans 30 or more but less than 60 days past due	941	1,308
Loans 60 or more but less than 90 days past due	558	939
Loans 90 days or more past due	925	407

Total loans past due but not impaired	8,616	10,999

The following table presents the aggregated value of collateral — with the fair values of collateral capped at loan outstandings — held by us against our loans past due but not impaired.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial and other collateral	3,965	3,222
Guarantees received	330	987

Total capped fair value of collateral held for loans past due but not impaired	4,295	4,209

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Impaired Loans
As of December 31, 2009, our impaired loans totaled € 7.2 billion, representing a 96% increase compared to December 31, 2008. The total € 4.8 billion gross increase of impaired loans was only partly offset by € 1.2 billion of charge-offs and a € 31 million decrease as a result of exchange rate movements. The increase in impaired loans is mainly attributable to our individually assessed impaired loans with gross increases of € 3.3 billion, partly offset by charge-offs of € 670 million and a € 27 million decrease as a result of exchange rate movements. The collectively assessed impaired loans increased by € 897 million, as gross increases of € 1.5 billion were offset by charge-offs of € 552 million.
Our impaired loans included € 2.8 billion of problem loans among the loans reclassified to the banking book as permitted by IAS 39. For these loans we recorded gross increases in impaired loans of € 2.5 billion, partly offset by € 414 million of charge-offs and a € 28 million decrease as a result of exchange rate movements.

The following table presents a breakdown of our impaired loans by region based on the country of domicile of our counterparties for the dates specified.

	Dec 31, 2009			Dec 31, 2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Eastern Europe	30	121	151	16	38	54
Western Europe	3,215	2,152	5,367	1,439	1,338	2,777
Africa	27	—	27	—	—	—
Asia/Pacific	136	21	157	50	22	72
North America	1,392	3	1,395	543	1	544
Central and South America	84	1	85	233	1	234
Other	19	—	19	1	—	1

Total	4,903	2,298	7,201	2,282	1,400	3,682

The following table presents a breakdown of our impaired loans by industry sector for the dates specified.

	Dec 31, 2009			Dec 31, 2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Banks and insurance	101	—	101	146	10	156
Manufacturing	582	116	698	347	80	427
Households	103	1,556	1,659	228	981	1,209
Public sector	45	—	45	118	—	118
Wholesale and retail trade	255	91	346	145	55	200
Commercial real estate activities	710	250	960	137	35	172
Fund management activities	848	—	848	644	1	645
Other[1]	2,259	285	2,544	517	238	755

Total	4,903	2,298	7,201	2,282	1,400	3,682

1	For December 31, 2009 the category Other contains primarily the impaired junior debt portion of one Leveraged Finance exposure which was reclassified in accordance with IAS 39.

The following table presents the aggregated value of collateral we held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial and other collateral	1,757	1,175
Guarantees received	57	18

Total capped fair value of collateral held for impaired loans	1,814	1,193

Collateral Obtained
The following table presents the aggregated value of collateral we obtained on the balance sheet during the reporting periods by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2009	2008
Commercial real estate	78	799
Residential real estate	10	170
Other	—	1,837

Total collateral obtained during the reporting period	88	2,806

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.
The commercial real estate collateral obtained in 2009 related to two of our U.S. exposures while the residential real estate collateral obtained relates to a variety of cases in Spain where we have executed foreclosure by taking possession.
The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 33 million and € 127 million, for December 31, 2009 and December 31, 2008 respectively.

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

in € m.
(unless stated otherwise)	Dec 31, 2009		Dec 31, 2008
German:
Individually assessed loan loss allowance:
Banks and insurance	2	4%	1	5%
Manufacturing	199	3%	165	3%
Households (excluding mortgages)	18	5%	21	5%
Households — mortgages	3	15%	5	13%
Public sector	—	2%	—	2%
Wholesale and retail trade	95	1%	81	1%
Commercial real estate activities	55	5%	60	5%
Fund management activities	3	1%	2	1%
Other	123	4%	144	5%
Individually assessed loan loss allowance German total	498		479
Collectively assessed loan loss allowance	454		464

German total	952	40%	943	39%

Non-German:
Individually assessed loan loss allowance	1,532		499
Collectively assessed loan loss allowance	859		496

Non-German total	2,391	60%	995	61%

Total allowance for loan losses	3,343	100%	1,938	100%

Total individually assessed loan loss allowance	2,029		977
Total collectively assessed loan loss allowance	1,314		961

Total allowance for loan losses	3,343		1,938

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
The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

	2009			2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	977	961	1,938	930	775	1,705
Provision for loan losses	1,789	808	2,597	382	702	1,084
Net charge-offs	(637)	(419)	(1,056)	(301)	(477)	(778)
Charge-offs	(670)	(552)	(1,222)	(364)	(626)	(990)
Recoveries	33	133	166	63	149	212
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes/other	(101)	(36)	(137)	(34)	(39)	(74)

Balance, end of year	2,029	1,314	3,343	977	961	1,938

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

in € m.
(unless stated otherwise)	2009	2008
Balance, beginning of year	1,938	1,705

Charge-offs:
German:
Banks and insurance	(2)	(2)
Manufacturing	(43)	(53)
Households (excluding mortgages)	(340)	(330)
Households — mortgages	(23)	(32)
Public sector	—	—
Wholesale and retail trade	(23)	(41)
Commercial real estate activities	(6)	(19)
Fund management activities	—	—
Other	(72)	(127)
German total	(509)	(604)
Non-German total	(713)	(386)

Total charge-offs	(1,222)	(990)

Recoveries:
German:
Banks and insurance	1	1
Manufacturing	11	14
Households (excluding mortgages)	83	81
Households — mortgages	1	3
Public sector	—	—
Wholesale and retail trade	7	8
Commercial real estate activities	7	9
Fund management activities	—	—
Other	25	41
German total	135	157
Non-German total	31	55

Total recoveries	166	212

Net charge-offs	(1,056)	(778)

Provision for loan losses	2,597	1,084
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(137)	(74)

Balance, end of year	3,343	1,938

Percentage of total net charge-offs to average loans for the year	0.39%	0.33%
Our allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72% increase from the € 1.9 billion reported for the end of 2008. The increase in our allowance was principally due to provisions exceeding substantially our charge-offs.
Our gross charge-offs amounted to € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to our corporate credit exposure, of which € 414 million were related to assets which had been re-classified in accordance with IAS 39 in our U.S. and U.K. portfolios, and € 419 million to our consumer credit exposure, mainly driven by our German portfolios.

Our provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for our corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominately reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.
Our individually assessed loan loss allowance was € 2.0 billion as of December 31, 2009. The € 1.1 billion increase in 2009 is comprised of net provisions of € 1.8 billion (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 637 million and a € 101 million decrease from currency translation and unwinding effects.
Our collectively assessed loan loss allowance totaled € 1.3 billion as of December 31, 2009, representing an increase of € 353 million against the level reported for the end of 2008 (€ 961 million). Movements in this component include a € 808 million provision, including a positive impact by changes in certain parameter and model assumptions which reduced provision by € 87 million, being offset by € 419 million net charge-offs and a € 36 million net decrease from currency translation and unwinding effects.
Our allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14% increase from the € 1.7 billion reported for the end of 2007. The increase in our allowance was principally due to provisions exceeding our charge-offs.
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

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our collectively assessed loan loss allowance totaled € 961 million as of December 31, 2008, representing an increase of € 186 million against the level at the end of 2007 (€ 775 million). Movements in this component include € 702 million provision being offset by € 477 million net charge-offs, and a € 39 million net reduction due to exchange rate movements and unwinding effects. Given this increase, our collectively assessed loan loss allowance was almost at the same level as our individually assessed loan loss allowance.
Non-German Component of the Allowance for Loan Losses
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2009, 72% of our total allowance was attributable to non-German clients.

in € m.	2009	2008
Balance, beginning of year	995	615
Provision for loan losses	2,182	752
Net charge-offs	(682)	(330)
Charge-offs	(713)	(385)
Recoveries	31	55
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(104)	(42)

Balance, end of year	2,391	995

Allowance for Off-balance Sheet Positions
The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

	2009			2008
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	21	12	33	(2)	(6)	(8)
Usage	(45)	—	(45)	—	—	—
Changes in the group of consolidated companies	—	—	—	—	—	—
Exchange rate changes	10	—	10	(1)	—	(1)

Balance, end of year	83	124	207	98	112	210

For further information on our credit risk development, including factors which influenced changes to the allowance, in the three preceding years to the information contained herein please refer to pages S-6 through S-14 of the supplemental financial information, which are incorporated by reference herein.

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
Market Risk
The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility.
The primary objective of Market Risk Management is to ensure that our business units optimize the risk-reward relationship and do not expose it to unacceptable losses. To achieve this objective, Market Risk Management works closely together with risk takers (the business units) and other control and support groups.
We differentiate between two substantially different types of market risk:
—	Trading market risk arises primarily through the market-making activities of the Corporate and Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

—	Nontrading market risk in the form of equity risk arises primarily from non-consolidated strategic investments in the Corporate Investment portfolio, alternative asset investments and equity compensation. Interest risk stems from our nontrading asset and liability positions. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in PBC, GTB and PWM, which are derived by shocking assumptions on client behavior in combination with interest rate movements.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Trading Market Risk Management Framework
Our primary instrument to manage trading market risk is the limit setting process. Our Management Board, supported by Market Risk Management, which is part of our independent legal, risk & capital function, sets a Group-wide value-at-risk and economic capital limits for the market risk in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions (e.g., Global Markets and Corporate Finance) and individual business areas (e.g., Global Rates, Global Markets Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business areas, the business heads or Chief Operating Officers may establish business limits by sub-allocating the Market Risk Management limit down to individual portfolios or geographical regions.
Value-at-risk and economic capital limits are not sufficient for managing all types of market risk on their own. In addition, Market Risk Management operates sensitivity and concentration/liquidity limits. A distinction is made between Market Risk Management limits and business limits for sensitivities and concentration/liquidity. In practice, the Market Risk Management limits are likely to be a relatively small number of key limits necessary to capture an exposure to a particular risk factor and will tend to be global in nature rather than for any particular geographical region.
To manage the exposures inside the limits, the risk takers apply several risk mitigating measures, most notably the use of
—	Diversification effects: Diversification is a portfolio strategy designed to reduce exposure by combining a variety of positions. Because some investments rise in value while others decline, diversification can help to lower the overall level of risk for a given portfolio.

—	Hedging: Hedging involves taking positions in related securities, including derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.
Trading Market Risk Management: Refined framework and de-risking discipline in 2009
In 2009, Market Risk Management implemented new processes to improve the monitoring and reporting of key risks. These processes included creating a list of exposures which had been targeted for de-risking. The identification of such positions was guided by a four step de-risking framework.
Reduce risk concentrations:
—	Adapt position size to liquidity environment

—	Invest in unwinding most illiquid risk positions.
Continued use of active hedging:
—	Active program of macro hedging

—	Improve hedging efficiency of individual strategies.

De-leverage balance sheet:
—	Manage down gross and net exposure

—	Align market risk appetite to new balance sheet and leverage targets.
Reduce uncertainty:
—	Avoid exposure to difficult to value products

—	Reduce reliance on complex, highly structured products.
As a result of the continued focus, the majority of these key exposures have been reduced to appropriate levels. For a minority of exposures, de-risking progress has been slowed by the current market conditions; and potential for future loss remains. Action has been taken to reduce this potential. The positions have been segregated from the ‘Ongoing’ trading books, and are managed in separate ‘Legacy’ books. Hedges have also been purchased to limit the downside risk. We continue to seek and take market opportunities to reduce these risks.
The plan was part of a wider recalibration of the business model. This aims to increase the proportion of revenues earned from the most liquid flow markets, and to reduce reliance on exotic and structured businesses which may lack liquidity.
Quantitative Risk Management Tools
Value-at-Risk
Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.
Our value-at-risk for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks. Since then the model has been periodically refined and approval has been maintained.
We calculate value-at-risk using a 99% confidence level and a holding period of one day. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory reporting, the holding period is ten days.
We use historical market data to estimate value-at-risk, with an equally-weighted 261 trading day history. The calculation employs a Monte Carlo simulation technique, and we assume that changes in risk factors follow a certain distribution, e.g., normal or logarithmic normal distribution. To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this 261 trading day period.
Our value-at-risk model is designed to take into account the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities and common basis risk. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It allows a comparison of risk in different businesses, and also provides a means of aggregating and netting positions within a portfolio to reflect correlations and offsets between different asset classes. Furthermore, it facilitates comparisons of our market risk both over time and against our daily trading results.
When using value-at-risk estimates a number of considerations should be taken into account. The model is subject to known limitations, many of which manifested themselves in 2008, resulting in a high number of outliers. These include the following:
—	The use of historical data may not be a good indicator of potential future events, particularly those that are extreme in nature. This ‘backward-looking’ limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated. In 2009 we observed fewer outliers than would be predicted by the model. In a strict statistical sense, the value-at-risk in 2009 was over-conservative, and had over-estimated the risk in the trading books. As discussed, our value-at-risk model bases estimates of future volatility on market data observed over the previous year. For much of 2009, this estimate incorporated the extreme market volatility observed in the fourth quarter of 2008 following the bankruptcy of Lehman Brothers. As markets normalized in 2009, estimated volatility exceeded actual volatility, and fewer outliers occurred than expected.

—	Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. While we believe our assumptions are reasonable, there is no standard value-at-risk methodology to follow. Different assumptions would produce different results.

—	The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.

—	Value-at-risk does not indicate the potential loss beyond the 99th quantile.

—	Intra-day risk is not captured.

—	Although we consider the material risks to be covered by our value-at-risk model and we further enhance it, there still may be risks in the trading book that are not covered by the value-at-risk model.

We continuously analyze potential weaknesses of our value-at-risk model using statistical techniques such as back-testing, but also rely on risk management experience and expert opinion. Back-testing provides an analysis of the predictive power of the value-at-risk calculations based on actual experience. We compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.
A committee, chaired by Market Risk Management and with participation from Market Risk Operations, Risk Analytics and Instruments, Finance and others, meets on a quarterly basis to discuss back-testing results of our Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Special attention is given to improving those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past. During 2009, significant methodology improvements were made to the value-at-risk calculation, including the following:
—	Introduction of option-adjusted spread sensitivity for mortgage backed securities. This measure of credit spread more accurately captures prepayment risk, which arises from mortgage holders’ option to prepay their mortgage if interest rates fall

—	Introduction of credit spread implied volatility sensitivity

—	Inclusion of basis risk between different money market instruments and swaps based on them

—	Inclusion of basis risk between credit default swaps and bond spreads
Economic Capital for Market Risk
As for other risk categories, economic capital for market risk measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98% the aggregated unexpected losses within one year.
Some firms calculate economic capital for market risk using their value-at-risk model, by applying a higher confidence level and longer holding period. A key limitation of this approach is that value-at-risk models are based on relatively recent historical data, and therefore typically only reflect losses under normal market conditions. To address this, we calculate economic capital using stress tests and scenario analyses. The stress tests are derived from historically observed severe market shocks. The resulting losses from these stress scenarios are then aggregated using correlations observed during periods of market crises, to reflect the increase in correlations which occurs during severe downturns.
The stress tests are augmented by subjective assessments where only limited historical data is available, or where market developments are viewed to make historical data a poor indicator of possible future market scenarios.
The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices. Volatility, credit correlation and common basis risks are also captured.
During the course of 2009 the economic capital stress tests were recalibrated to reflect the extreme market moves observed in the later part of 2008. This included extension of the assumed holding periods on credit positions, and significant increases to the shocks applied to equity indices and credit spreads, especially for securitized products.
In addition to the recalibration, there were improvements to the economic capital model. These included the addition of stress tests for leveraged exchange traded funds and for gap risk in non-recourse finance in emerging markets.

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

Value-at-Risk of Trading Units of Our Corporate and Investment Bank Group Division
The following table shows the value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of trading units
in € m.	Dec 31, 2009	Dec 31, 2008
Interest rate risk	111.0	129.9
Equity price risk	37.0	34.5
Foreign exchange risk	23.9	38.0
Commodity price risk	14.8	13.5
Diversification effect	(65.7)	(84.5)

Total	121.0	131.4

The following table shows the maximum, minimum and average value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division by risk categories for the periods specified.

			Diversification						Foreign exchange		Commodity price
Value-at-risk of trading units	Total		effect		Interest rate risk		Equity price risk		risk		risk
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Average	126.8	122.0	(61.6)	(74.7)	117.6	105.4	26.9	60.7	28.7	18.4	15.1	12.2
Maximum	180.1	172.9	(112.3)	(104.1)	169.2	143.3	47.3	93.8	64.4	42.4	34.7	21.1
Minimum	91.9	97.5	(35.9)	(48.4)	83.2	83.1	14.5	31.0	11.9	8.5	8.5	7.6

The following graph shows the daily aggregate value-at-risk of our trading units in 2009, including diversification effects, and actual income of the trading units throughout the year.
Income of Trading Units and Value-at-Risk in 2009
Our value-at-risk for the trading units remained within a band between € 91.9 million and € 180.1 million. The average value-at-risk in 2009 was € 126.8 million, which is 4% above the 2008 average of € 122 million.
The increase in average value-at-risk observed in 2009 was driven primarily by an increased market volatility observed in 2008, and to a lesser extent by development of the value-at-risk model. For much of 2009, these factors offset the significant de-risking achieved in the trading book.
Value-at-risk peaked in the second quarter 2009 at € 180.1 million, and then fell as the high volatility observations from the second quarter 2008 were no longer included in the dataset. There was also a consistent fall in value-at-risk for much of the last quarter in 2009, as the extreme observations in the last quarter of 2008 (following the bankruptcy of Lehman Brothers) fell out of the dataset. In early December, value-at-risk reached a low point of € 91.9 million, which compared to the 2008 average of € 122 million, illustrates the significant reduction in risk. A combination of additional risk positions in interest rate and equity risk as well as a recalibration of parameters in our credit correlation business drove the value-at-risk back to € 121 million as per year-end 2009.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our trading units achieved a positive actual income for over 91% of the trading days in 2009 (over 57% in 2008).
An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. In our regulatory back-testing in 2009, we observed one outlier compared to 35 in 2008. We would expect a 99 percent confidence level to give rise to two to three outliers in any one year. This significant improvement in model performance reflects the developments carried out in 2008 and 2009 and the return of markets to more normal volatility and correlation patterns.
The following histogram illustrates the distribution of actual daily income of our trading units in 2009. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.
Income of Trading Units in 2009
The economic capital usage for market risk arising from the trading units totaled € 4.6 billion at year-end 2009 compared with € 5.5 billion at year-end 2008. The reduction reflects the de-risking carried out in the trading books. This was partially offset by increases driven by recalibration of shocks and developments to the economic capital model.

Nontrading Market Risk Management
Our Nontrading Market Risk Management units oversee a number of risk exposures resulting from various business activities and initiatives.
The most dominant nontrading market risk is the equity risk arising from our non-consolidated strategic investments in the Corporate Investment portfolio, which in particular includes our stake in the Deutsche Postbank AG. Moreover, the alternative asset portfolio contributes to our nontrading equity risk position as it consists primarily of business-related principal investments as well as private equity and alternative asset investments.
The majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to Global Markets within our Corporate and Investment Bank and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers. For the remaining risks that have not been transferred through those hedges, in general foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. Also, for these residual positions there is modest interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.
A significant contribution to our foreign exchange risk in our nontrading portfolio results from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries, mainly U.S. and U.K. entities. It is also referred to as structural foreign exchange risk exposure.
Apart from these more conventional risk topics, our Nontrading Market Risk Management function also has the mandate to monitor and manage risks arising from equity compensation and asset management and fund related activities resulting primarily from guaranteed funds. Moreover, our PBC, GTB and PWM businesses are subject to modeling risk with regard to client deposits. This risk materializes if assumptions on client behavior are shocked in combination with interest rate movements.
The Capital and Risk Committee supervises our nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on size of the strategic investment the investment requires approval from the Group Investment Committee, the Management Board or even the Supervisory Board. The development of Strategic Investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.
Due to the complexity and variety of risk characteristics in the area of nontrading market risks, the responsibility of risk management is split into three teams
—	The Nontrading Market Risk Management team within our Market Risk Management function covers market risks in PBC, GTB, PWM and Corporate Investments as well as Structural FX Risks, Equity Compensation Risks and Pension Risks.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
—	The Principal Investments team within our Credit Risk Management function is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios.

—	The Asset Management Risk unit within our Credit Risk Management function is specialized in risk-related aspects of our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.
Assessment of Market Risk in Our Nontrading Portfolios
Due to the nature of these positions as well as the static nature of some of the pricing we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically-observed market moves and the liquidity of each asset class as well as changes in client behaviors in relation to deposit products. In this context, we also utilize our macroeconomic credit portfolio model to estimate the economic capital demand for our strategic investments. This assessment forms the basis of our economic capital estimates which enables us to actively monitor and manage our nontrading market risk. As of year-end 2009 several enhancements to the economic capital coverage across the nontrading market risk portfolio have been introduced. Most significant additions to our economic capital coverage are Equity Compensation Risks, Structural FX risks and modeling risks with regard to our client deposits in our PBC, GTB and PWM businesses. Although these positions have a large economic capital impact on a standalone basis, they have only incremental impact on a diversified basis.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area
The table below shows the economic capital usages for our nontrading portfolios by business division.

Economic capital usage for our nontrading portfolios
in € m.	Dec 31, 2009	Dec 31, 2008
CIB	890	941
PCAM	2,246	1,730
Corporate Investments	5,043	577
Other nontrading market risk	(277)	14

Total DB Group	7,902	3,262

Most significant changes in 2009 result from the acquisition of shares in Deutsche Postbank AG, which is the main driver of the economic capital increase within Corporate Investments. The increase in PCAM is mainly driven by further enhancements to the economic capital model in Private & Business Clients and Asset and Wealth Management. The allocation of the economic capital contribution for deposit modeling amounting to € 15 million was shifted from business risk economic capital to nontrading market risk economic capital as of December 31, 2008.

Carrying Value and Economic Capital Usage for Our Nontrading Market Risk Portfolios
The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

Nontrading portfolios	Carrying value		Economic capital usage
in € bn.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008
Strategic Investments	7.6	1.2	4.9	0.8
Major Industrial Holdings[1]	0.2	1.1	—	0.4
Other Corporate Investments	0.9	0.9	0.2	0.2
Alternative Assets	3.8	3.2	1.3	1.3
Principal Investments	2.0	1.6	0.7	0.7
Real Estate	1.7	1.3	0.6	0.6
Hedge Funds[2]	0.1	0.2	—	—
Other nontrading market risks[3]	N/A	N/A	1.5	0.6

Total	12.5	6.3	7.9	3.3

1	There is a small economic capital usage of € 28 million as of December 31, 2009.

2	There is a small economic capital usage of € 17 million as of December 31, 2009 and € 42 million as of December 31, 2008.

3	N/A indicates that the risk is mostly related to off-balance sheet and liability items.
Our economic capital usage for these nontrading market risk portfolios totaled € 7.9 billion at year-end 2009, which is € 4.6 billion, or 142%, above our economic capital usage at year-end 2008.
—	Strategic Investments. Our economic capital usage of € 4.9 billion at December 31, 2009 was mainly driven by our participations in Deutsche Postbank AG and Hua Xia Bank Company Limited.

—	Major Industrial Holdings. Our economic capital usage was € 28 million at December 31, 2009. Most of these Major Industrial Holdings have been divested during 2009, most notably the majority of our share-holdings in Daimler AG. The remaining positions are no longer substantial to us.

—	Other Corporate Investments. Our economic capital usage was € 203 million for our other corporate investments at year-end 2009.

—	Alternative assets. Our alternative assets include principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct in-vestments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio has some concentration in infrastructure and real estate assets. While recent market conditions have limited the opportunities to sell down the portfolio, our intention remains to do so, provided suitable conditions allow it.

—	Other nontrading market risks:
—	Deposit bucketing. Economic capital derived from stressing modeling assumptions for the effective duration of overnight deposits. Our economic capital usage was € 247 million at December 31, 2009 and was mainly driven by PBC with a contribution of € 228 million.

—	Equity compensation. Risk arising from structural short position in our own share price arising from restricted equity units. Our economic capital usage was € (597) million at December 31, 2009 on a diversified basis. The negative contribution to our diversified economic capital is derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital would lead to reduced negative impact on our capital position from the equity compensation liabilities.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
—	Structural Foreign Exchange Risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 307 million at December 31, 2009 on a diversified basis.

—	Asset Management. Guaranteed Funds: Our economic capital usage was € 1.3 billion at December 31, 2009, an increase of 139% over our economic capital usage at year-end 2008, driven by a recalibration of economic capital calculation parameters (shocks, correlations) in July 2009 reflecting changed market conditions.
Our total economic capital figures do not currently take into account diversification benefits between the asset categories except for those of equity compensation and structural FX risks.

Operational Risk
Organizational Structure
The Global Head of Operational Risk Management is a member of the Risk Executive Committee and reports to the Chief Risk Officer. He chairs the Operational Risk Management Committee, which is a permanent sub-committee of the Risk Executive Committee and is composed of the Operational Risk Officers from our Business Divisions and our Infrastructure Functions. It is the main decision-making committee for all operational risk management matters.
While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk Management function manages the cross divisional and cross regional operational risk and ensures a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model, which is also shown in the chart below, we ensure close monitoring and high awareness of operational risk.

Business Partnership Model of Operational Risk Management
Managing Our Operational Risk
We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes to define risk mitigating measures and priorities.
We apply a number of techniques to efficiently manage the operational risk in our business, for example:
—	We perform systematic risk analyses, root cause analyses and lessons learned activities for events above € 2 million to identify inherent areas of risk and to define appropriate risk mitigating actions which are monitored for resolution. The prerequisite for these detailed analyses and the timely information of our senior management on the development of the operational risk events and on single larger events is the continuous collection of all losses above € 10,000 arising from operational risk events in our “db-Incident Reporting System”.

—	We systematically utilize information on external events occurring in the banking industry to ensure that similar incidents will not happen to us.

—	Key Risk Indicators (“KRI”) are used to alert the organization to impending problems in a timely fashion. They allow the monitoring of the bank’s control culture as well as the operational risk profile and trigger risk mitigating actions. Within the KRI program we capture data at a granular level allowing for business environment monitoring and facilitating the forward looking management of operational risk based on early warning signals returned by the KRIs. We capture and monitor key operational risk indicators in our tool “db-Score”.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
—	In our bottom-up Risk and Control Self Assessment (“RCSA”) process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issue are identified. In general, RCSAs are performed in our tool “db-SAT”. On a regular basis we conduct country risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.

—	Regular operational risk profile reports for our business divisions, the countries we are operating in and selected infrastructure groups are reviewed and discussed with the department’s senior management. The regular performance of the risk profile reviews enables us to early detect changes to the units risk profile and to take corrective actions.

—	Within our tracking tool “db-Track” we monitor risk mitigating measures identified via these techniques for resolution.

—	Due to the heterogeneous nature of operational risks in certain cases operational risks cannot be fully mitigated. In such cases operational risks are mitigated following the “as low as reasonable possible” principle and the residual risk is formally accepted.

—	We perform top risk analyses in which the results of the aforementioned activities are considered. The top risk analyses mainly contribute into the annual operational risk management strategy and planning process. Besides the operational risk management strategic and tactical planning we define capital and expected loss targets which are monitored on a regular basis within the quarterly forecasting process.
Measuring Our Operational Risks

Economic capital usage (for operational risk)
in € m.	Dec 31, 2009	Dec 31, 2008
CIB	2,822	3,324
PCAM	654	803
CI	17	20

Total	3,493	4,147

Our economic capital for operational risk as of December 31, 2009 was € 3.5 billion, a 16% reduction from € 4.1 billion reported for the end of 2008. The reduction is principally driven by
—	€200 million additional insurances for professional indemnity tail risk in the investment banking area.

—	New monitoring and control mechanisms enable us to identify earlier where staff is non-compliant with a number of established direct and indirect fraud prevention measures.

—	Positive development of the Key Risk Indicators utilized in the Qualitative Adjustment combined with an increased sensitivity of our Advanced Measurement Approach (AMA) capital model to recent business environment developments.
We calculate and measure the economic and regulatory capital for operational risk using the internal AMA methodology. Economic capital is derived from the 99.98% quantile and allocated to the businesses and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9% quantile and is calculated globally across all businesses.

Our internal AMA capital calculation is based upon the loss distribution approach. Net losses (gross losses adjusted for direct recoveries) from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data and a public database), plus scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, frequency and severity distribution are combined in a Monte Carlo simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo simulation. Correlation/diversification benefits are applied to the net losses — in a manner compatible with regulatory requirements — to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both the qualitative adjustment (“QA”) and expected losses deduction are made.
The QA reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and RCSAs focusing on the business environment and internal control factors. QA is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve Operational Risk Management in their areas.
The expected loss for operational risk is based on historical loss experience and expert judgment considering business changes denoting the expected cost of operational losses for doing business. To the extent it is considered in the divisional business plans it is deducted from the AMA capital figure.
The unexpected losses for the business divisions (after QA and expected loss) are aggregated to produce the Group AMA capital figure.
Since 2008 we have maintained approval by the BaFin to use the AMA.
Our Operational Risk Management Stress Testing Concept
Within our Stress Testing concept we ensure that operational risks are sufficiently and adequately stressed. Our AMA methodology already incorporates stress testing elements such as external data containing extreme data points and an over 25 year loss history both used to model the severity distribution. Additionally, we perform complementary sensitivity and firm wide stress tests. We also participate in stress tests initiated by the banking supervision, e.g., the EU-wide stress test from the Committee of European Banking Supervisors, which resulted in only a minimal capital impact.
Role of Corporate Insurance/Deukona
The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (“CI/D”). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.
We buy insurance in order to protect ourselves against unexpected and substantial unforeseeable losses. The identification, definition of magnitude and estimation procedures used are based on the recognized insurance terms of “common sense”, “state-of-the-art” and/or “benchmarking”. The maximum limit per insured risk takes into account the reliability of the insurer and a cost/benefit ratio, especially in cases in which the insurance market tries to reduce coverage by restricted/limited policy wordings and specific exclusions.
We maintain a number of captive insurance companies, both primary and re-insurance companies. However, insurance contracts provided are only considered in the modeling/calculation of insurance-related reductions of operational risk capital requirements where the risk is re-insured in the external insurance market. Other insurance contracts from captive companies will only be considered if and when they have been explicitly approved by the BaFin in compliance with the relevant Solvency Regulations requirements.
CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the “Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches”. The insurance portfolio, as well as CI/D activities are audited by Group Audit on a periodic basis.

Liquidity Risk
Liquidity risk management safeguards our ability to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2009.
Liquidity Risk Management Framework
Our Treasury function is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position of the Group. The underlying policy, including the bank’s risk tolerance, is reviewed and approved regularly by the Management Board. The policy defines the liquidity risk limits which are applied to the Group.
Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our issuance strategy.
Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e. the characteristics of our asset inventory, under various stress scenarios.
Short-term Liquidity and Wholesale Funding
Our reporting system tracks cash flows on a daily basis over an 18-month horizon. This system allows management to assess our short-term liquidity position in each location, region and globally on a by-currency, by-product and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to reflect the behavioral characteristics of their cash flows. Liquidity outflow limits (Maximum Cash Outflow Limits), which have been set to limit cumulative global and local cash outflows, are monitored on a daily basis to safeguard our access to liquidity.
As of year-end 2009 we have implemented a new reporting system which focuses on contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. The system captures all cash flows from unsecured as well as from secured funding transactions. Wholesale funding limits, which are calibrated against our stress testing results and approved by the Management Board, describe our maximum tolerance for liquidity risk. These limits apply to the cumulative global cash outflows and are monitored on a daily basis.
Unsecured Funding
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The management board approves limits to protect our access to unsecured funding at attractive levels.
Funding Diversification
Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources come from retail clients, long-term capital markets investors and transaction banking clients. Other customer deposits and borrowing from other banks are additional sources of funding. We use interbank deposits primarily to fund liquid assets.
In 2009 we continued to focus on increasing our stable core funding components and on reducing our short-term discretionary wholesale funding.

The following chart shows the composition of our external funding sources that contribute to the liquidity risk position as of December 31, 2009 and December 31, 2008, both in euro billion and as a percentage of our total external funding sources. Compared to the 2008 version of the below chart, we have added funding sources such as secured funding and financing vehicles, in order to further increase the transparency on the bank’s overall funding mix.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Composition of external funding sources

*	Other includes fiduciary, self-funding structures (e.g. X-markets), margin / Prime Brokerage cash balances (shown on a net basis).

**	Includes ABCP conduits.

Funding Matrix
We map all funding-relevant assets and all liabilities into time buckets corresponding to their maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.
The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix is a key input parameter for our annual capital market issuance plan, which, upon approval by the Capital and Risk Committee, establishes issuing targets for securities by tenor, volume and instrument. As per the year-end 2009, we were long funded in each of the annual time buckets of the funding matrix (2-10 years).
In 2009, Treasury issued capital market instruments with a total value of approximately € 19.9 billion, € 3.9 billion more than the original issuance plan.

For information regarding the maturity profile of our long-term debt, please refer to Note [29] of our consolidated financial statements.

Stress Testing and Scenario Analysis
We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events. Also incorporated are new liquidity risk drivers revealed by the latest financial markets crisis: prolonged term money-market freeze, collateral repudiation, limited fungibility of currencies, stranded syndications, systemic knock-on effects and further liquidity risk drivers such as intraday liquidity risk. As of year-end 2009 we also have introduced a scenario which combines a systemic market shock with a multi notch rating downgrade.
Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include the bank’s long cash balance and unencumbered asset inventory as well as our Strategic Liquidity Reserve.

The asset liquidity analysis thereby forms an integral piece of stress testing and tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities. The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes.
In addition, we keep a dedicated strategic liquidity reserve containing highly liquid and central bank eligible securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The strategic liquidity reserve amounts to € 54.9 billion as of December 31, 2009. This reserve is held in addition to the bank’s cash balance and the collateral the bank needs to support its clearing activities in euro, U.S. dollars and other currencies which are held in separate portfolios around the globe.
Stress testing is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a quarterly basis the impact of a change of business model out to 12 months. The liquidity stress testing provides the basis for the bank’s contingency funding plans which are approved by the Management Board.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Our stress testing analysis assesses our ability to generate sufficient liquidity under critical conditions and has been a valuable input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2009. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event and how much counterbalancing liquidity we could generate.

	Funding gap[1]	Gap closure[2]
Scenario	in € bn.	in € bn.	Liquidity impact[3]
Systemic market risk	45	112	Improves over time
Emerging markets	14	116	Improves over time
Event shock	17	95	Temporary disruption
Operational risk (DB specific)	15	120	Temporary disruption
1 notch downgrade (DB specific)	34	119	Permanent
Downgrade to A-2/P-2 (DB specific)	106	118	Permanent
Combined[4]	108	116	Permanent

1	Funding gap caused by impaired rollover of liabilities and other expected outflows.

2	Based on liquidity generation through counterbalancing and asset liquidity opportunities.

3	We analyze whether the risk to our liquidity would be temporary or longer-term in nature.

4	Combined impact of systemic market risk and downgrade to A-2/P-2.
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

Maturity Analysis of Financial Liabilities
The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2009, and 2008.

			Due between
Dec 31, 2009		Due within	3 and 12	Due between	Due after
in € m.	On demand	3 months	months	1 and 5 years	5 years
Noninterest bearing deposits	51,731	—	—	—	—
Interest bearing deposits	117,960	126,598	14,649	21,362	11,987
Trading liabilities[1]	64,501	—	—	—	—
Negative market values from derivative financial instruments[1]	576,973	—	—	—	—
Financial liabilities designated at fair value through profit or loss	64,920	33,785	4,806	5,797	4,826
Investment contract liabilities[2]	—	514	806	1,247	4,710
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	946	—	10	392	2,455
Central bank funds purchased	3,824	1,884	—	—	—
Securities sold under repurchase agreements	1,349	38,292	104	37	5
Securities loaned	5,028	54	16	—	466
Other short-term borrowings	24,830	17,370	632	—	—
Long-term debt	1,856	2,044	20,373	67,837	41,011
Trust preferred securities	—	—	746	3,991	5,840
Other financial liabilities	120,731	6,705	375	233	60
Off-balance sheet loan commitments	63,662	—	—	—	—
Financial guarantees	21,719	—	—	—	—

Total[4]	1,120,030	227,246	42,517	100,896	71,360

1	Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

3	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

4	The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk

Dec 31, 2008		Due within	Due between 3	Due between	Due after
in € m.	On demand	3 months	and 12 months	1 and 5 years	5 years
Noninterest bearing deposits	34,211	—	—	—	—
Interest bearing deposits	143,417	143,309	39,367	20,917	14,332
Trading liabilities[1]	68,168	—	—	—	—
Negative market values from derivative financial instruments	1,181,617	—	—	—	—
Financial liabilities designated at fair value through profit or loss	52,323	33,751	8,494	7,909	9,180
Investment contract liabilities[2]	—	438	668	985	3,886
Negative market values from derivative financial instruments qualifying for hedge accounting[1]	4,362	—	—	—	—
Central bank funds purchased	9,669	17,440	—	—	—
Securities sold under repurchase agreements	871	36,899	19,602	—	2,636
Securities loaned	2,155	1,047	3	7	3
Other short-term borrowings	24,732	13,372	815	—	—
Long-term debt	9,799	4,455	15,096	68,337	35,685
Trust preferred securities	—	—	983	4,088	4,658
Other financial liabilities	124,534	6,751	234	108	49
Off-balance sheet loan commitments	69,516	—	—	—	—
Financial guarantees	22,505	—	—	—	—

Total[3,4]	1,747,879	257,462	85,262	102,351	70,429

1	Trading liabilities and derivatives balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading and derivatives balances are shown within on demand which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.

3	The balances in the table do not agree to the numbers in the balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

4	The prior year amounts have been adjusted and the 2009 amendment to IFRS 7 has not been applied to the comparative information. The fair value for embedded derivatives and derivatives designated for hedge accounting are shown within on demand.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. For a further description of these regulations, see “Item 4: Information on the Company — Regulation and Supervision — Regulation and Supervision in Germany — Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.

Capital Management
Our Treasury function manages our capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. Since October 2008, our target for the Tier 1 capital ratio continued to be at 10% or above.
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
The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. No shares had been repurchased under this authorization until the Annual General Meeting in May 2009 when a new authorization was granted.
The 2009 Annual General Meeting granted our management the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from the Annual General Meeting in May 2009 until year-end 2009, 11.7 million shares (or 1.9% of shares issued) were purchased, which were used for equity compensation purposes. The purchases were executed in July and August 2009.
In March 2009, we issued 50 million new registered shares to Deutsche Post AG. In turn, Deutsche Post AG contributed-in-kind a minority stake in Deutsche Postbank AG to Deutsche Bank AG.
We issued € 1.3 billion of hybrid Tier 1 capital for the year ended December 31, 2009. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2009, amounted to € 10.6 billion compared to € 9.6 billion as of December 31, 2008.

20-F     Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk
Balance Sheet Management
We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. During 2009, we strengthened balance sheet oversight by the introduction of a new function within Finance with the mandate to monitor and analyze balance sheet developments and to track certain market observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on U.S. GAAP pro-forma values as used in our leverage ratio target definition. In 2009, we reduced our leverage ratio, according to our target definition, from 28 as of December 31, 2008 to 23 as of December 31, 2009, well below our leverage ratio target of 25. This improvement in our leverage ratio, according to our target definition, principally reflects lower U.S. GAAP pro-forma assets, as well as higher adjusted equity. The leverage ratio, according to our target definition, is calculated using adjusted total assets and total equity figures, as described on page S-19 of the supplemental financial information. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 40 at the end of 2009 compared to 69 at the end of 2008.
Overall Risk Position
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.
The table below shows our overall risk position at year-end 2009 and 2008 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage
in € m.	Dec 31, 2009	Dec 31, 2008
Credit risk	7,453	8,986
Market risk[1]	12,515	8,809
Trading market risk	4,613	5,547
Nontrading market risk[1]	7,902	3,262
Operational risk	3,493	4,147
Diversification benefit across credit, market and operational risk	(3,166)	(3,134)
Sub-total credit, market and operational risk[1]	20,295	18,808
Business risk[1]	501	498

Total economic capital usage	20,796	19,306

1	Deposit bucketing risk is reported under nontrading market risk beginning in 2009. It was reported previously under business risk. The amount for 2008 has been restated.
As of December 31, 2009, our economic capital usage totaled € 20.8 billion, which is € 1.5 billion, or 8%, above the € 19.3 billion economic capital usage as of December 31, 2008. This increase in economic capital primarily reflected the acquisition of a minority stake in Deutsche Postbank AG, partly off-set by results from our de-risking initiative during the year.

The € 1.5 billion, or 17% decrease in credit risk economic capital usage was primarily caused by lower derivative exposure, contributing € 1.3 billion to the decrease, which was largely due to market movements, but also to reduction efforts. The other changes were primarily driven by higher diversification within our portfolio as well as an impact from regular recalibrations of the credit risk parameter and other refinements of the credit risk model.
Our economic capital usage for market risk increased by € 3.7 billion, or 42%, to € 12.5 billion as of December 31, 2009. This increase was principally driven by nontrading market risk, which increased by € 4.6 billion, or 142%, primarily reflecting the acquisition of a minority stake in Deutsche Postbank AG, which contributed € 4.3 billion to the increase. Other increases reflected refinements of market risk shock parameters and other methodology changes, which were partially offset by exposure reductions. Trading market risk economic capital decreased by € 934 million, or 17%, principally reflecting lower positions as a result of de-risking which was partly offset by the impact from refined stress test shocks reflecting unfavorable market developments in 2008 and 2009, as well as other methodology enhancements.
Operational Risk economic capital usage decreased by € 654 million, or 16%, to € 3.5 billion as of December 31, 2009. The reduction in the economic capital usage was largely driven by improved insurance coverage, new monitoring and control mechanisms and an increased sensitivity of our AMA model to better reflect recent developments of the control framework.
Our economic capital usage for business risk, consisting of a strategic risk and a tax risk component, totaled € 501 million as of December 31, 2009, and was materially unchanged compared to December, 31, 2008.
The diversification effect of the economic capital usage across credit, market and operational risk increased by € 32 million, or 1%, as of December 31, 2009.
As of December 31, 2009 active book equity stood at 118% of economic capital plus goodwill and intangibles.
The table below shows the economic capital usage of our business segments as of December 31, 2009.

	Corporate and Investment Bank			Private Clients and Asset Management
Global
	Corporate	Trans-		Asset and	Private &
Dec 31, 2009	Banking &	action		Wealth	Business		Corporate	Total DB
in € m.	Securities	Banking	Total	Management	Clients	Total	Investments	Group[1]
Total economic capital usage	11,242	732	11,974	1,878	2,556	4,434	4,641	20,796

1	Including € (253) million of Consolidation & Adjustments.
The future allocation of economic capital may change to reflect refinements in our risk measurement methodology.

20-F     Item 12: Description of Securities other than Equity Securities
Item 12: Description of Securities other than Equity Securities
Not required because this document is filed as an annual report.

Part II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

20-F     Item 15: Controls and Procedures
Item 15: Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2009. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2009.
Management’s Annual Report on Internal Control over Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2009, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2009 was effective based on such framework.
KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Deutsche Bank Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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
In our opinion, Deutsche Bank Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, recognized income and expense and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 5, 2010 expressed an unqualified opinion on those consolidated financial statements.
Frankfurt am Main, March 5, 2010
KPMG AG
Wirtschaftsprüfungsgesellschaft

20-F     Item 16A: Audit Committee Financial Expert
Change in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16A: Audit Committee Financial Expert
Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Item 6: Directors, Senior Management and Employees — Directors and Senior Management — Supervisory Board.” The audit committee financial experts mentioned above are “independent” of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, which is the definition to which we, as a foreign private issuer the common shares of which are listed on the New York Stock Exchange, are subject.
The German Stock Corporation Act requires for German stock corporations listed in the European Economic Area like us that at least one member of their Supervisory Board is an independent financial expert and, where the Supervisory Board has formed an Audit Committee, that at least one member of the Audit Committee is an independent financial expert. Though this requirement does not apply as long as all members of the Supervisory Board and of the Audit Committee have been appointed before May 29, 2009, our Supervisory Board has determined that Dr. Börsig and Dr. Eick are “independent financial experts”, as such term is defined in Sections 100 (5) and 107 (4) of the German Stock Corporation Act.

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

20-F     Item 16C: Principal Accountant Fees and Services
Item 16C: Principal Accountant Fees and Services
In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such recommendation. Subsequent to the principal accountants’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants’ independence. At our 2008 and 2009 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2008 and 2009 fiscal years, respectively.
The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts include expenses and exclude VAT.

Fee category in € m.	2009	2008
Audit fees	45	47
Audit-related fees	6	8
Tax-related fees	5	7
All other fees	—	—

Total fees	56	62

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
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2008 and 2009, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Our common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as us to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the Rule, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as us, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory Board are typically composed of both shareholder- and employee-elected members. Of the current members of our Audit Committee, three — Henriette Mark, Karin Ruck and Marlehn Thieme — are current employees of Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. We do not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.

20-F     Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2009, we repurchased 11,672,726 of our ordinary shares pursuant to the share buy-back program authorized by the Annual General Meeting on May 26, 2009 at an average price of € 46.41 for a total consideration of € 542 million. This share buy-back program, pursuant to which up to 62,085,901 shares may be repurchased through October 31, 2010, replaced the authorization from May 29, 2008 under which no shares were repurchased. At December 31, 2009, the number of shares held in Treasury from buybacks totaled 0.6 million. This figure stems from 8.1 million shares at the beginning of the year, plus 11.7 million shares from buybacks in 2009, less 19.2 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in the year 2009.
In addition to these share buy-back programs, pursuant to shareholder authorizations approved at our 2008 and 2009 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through October 31, 2010, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5% of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5% of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.
The following table sets forth, for each month in 2009 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both the share buy-back programs noted above and the securities trading activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of the two publicly announced share buy-back programs mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2009

					Number of shares
					purchased as part	Maximum number of
			Net number of	Average price paid	of publicly	shares that may yet
	Total number of	Total number of	shares purchased or	per share	announced plans or	be purchased under
Month	shares purchased	shares sold	(sold)	(in €)	programs	plans or programs
January	31,993,999	33,085,418	(1,091,419)	20.88		53,053,143
February	26,992,062	31,148,999	(4,156,937)	20.77		53,053,143
March	43,642,207	43,640,748	1,459	26.54		53,053,143
April	28,800,694	28,771,854	28,840	38.01		53,053,143
May	96,448,818	96,595,266	(146,448)	42.70		53,053,143
June	99,535,719	99,759,462	(223,743)	45.71		62,085,901
July	22,814,197	19,600,282	3,213,915	45.80	2,664,000	59,421,901
August	70,740,511	75,236,730	(4,496,219)	46.38	9,008,726	50,413,175
September	20,396,407	20,358,238	38,169	49.28		50,413,175
October	12,687,330	12,681,811	5,519	52.17		50,413,175
November	10,321,767	10,379,688	(57,921)	49.04		50,413,175
December	11,911,280	12,534,860	(623,580)	49.41		50,413,175

Total 2009	476,284,991	483,793,356	(7,508,365)	40.39	11,672,726	50,413,175

At December 31, 2009, our issued share capital consisted of 620,859,015 ordinary shares, of which 620,175,320 were outstanding and 683,695 were held by us in treasury. On March 6, 2009, we issued 50 million new common shares against a contribution-in-kind of 50 million ordinary shares of Deutsche Postbank AG, resulting in a share capital increase of € 128 million. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.
Item 16F: Change in Registrant’s Certifying Accountant
Not applicable.

20-F     Item 16G: Corporate Governance
Item 16G: Corporate Governance
Our common shares are listed on the New York Stock Exchange, as well as on all seven German stock exchanges. Set forth below is a description of the significant ways in which our corporate governance practices differ from those applicable to U.S. domestic companies under the New York Stock Exchange’s listing standards. This disclosure is also available on our internet website at: http://www.deutsche-bank.com/corporate-governance under the heading “Differences in Corporate Governance Practices”.
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
The Management Board is responsible for managing the company and representing the company in its dealings with third parties. The Management Board is also required to ensure appropriate risk management within the corporation and to establish an internal monitoring system. The members of the Management Board, including its chairperson or speaker, are regarded as peers and share a collective responsibility for all management decisions.
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
The Group Executive Committee of Deutsche Bank is a body that is not based on the Stock Corporation Act. It has been created by the Management Board under its terms of reference and serves as a tool to coordinate the group divisions and regional management with the Management Board. It comprises the members of the Management Board and senior representatives from the business divisions within our client-facing group divisions and from the management of our regions appointed by the Management Board. It reviews the development of the businesses, discusses matters of group strategy and prepares recommendations for decision by the Management Board. Functional committees assist the Management Board in executing cross divisional strategic management, resource allocation, control and risk management.
The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in June 2009 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.
The Code addresses six core areas of corporate governance. These are (1) shareholders and shareholders’ meetings, (2) the cooperation between the Management Board and the Supervisory Board, (3) the Management Board, (4) the Supervisory Board, (5) transparency and (6) financial reporting and audits.
The Code contains three types of provisions. First, the Code describes and summarizes the existing statutory, i.e., legally binding, corporate governance framework set forth in the Stock Corporation Act and in other German laws. Those laws — and not the incomplete and abbreviated summaries of them reflected in the Code — must be complied with. The second type of provisions are recommendations. While these are not legally binding, Section 161 of the Stock Corporation Act requires that any German exchange-listed company declares annually that the recommendations of the Code have been adopted by it or which recommendations have not been adopted. The third type of Code provisions comprises suggestions which companies may choose not to adopt without disclosure. The Code contains a significant number of such suggestions, covering almost all of the core areas of corporate governance it addresses.

20-F     Item 16G: Corporate Governance
In their last Declaration of Conformity of October 28, 2009, as amended on January 5, 2010, the Management Board and the Supervisory Board of Deutsche Bank stated that it will act in conformity with the recommendations of the Code. The Declaration of Conformity and the amendments are available on Deutsche Bank’s internet website at http://www.deutschebank.com/corporate-governance.
The Code also recommends that the Management Board and the Supervisory Board report each year on the company’s corporate governance in the annual report to shareholders.
Supervisory Board Committees. The Supervisory Board may form committees. The Co-Determination Act requires that the Supervisory Board forms a mediation committee to propose candidates for the Management Board in the event that the two-thirds majority of the members of the Supervisory Board needed to appoint members of the Management Board is not met.
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
The Supervisory Board of Deutsche Bank has established a Chairman’s Committee (Präsidialausschuss) which is responsible for deciding the terms of the service contracts and other contractual arrangements with the members of the Management Board, a Nomination Committee (Nominierungsausschuss), an Audit Committee (Prüfungsausschuss), a Risk Committee (Risikoausschuss) and the required Mediation Committee (Vermittlungsausschuss). The functions of a nominating/corporate governance committee and of a compensation committee required by the NYSE Manual for U.S. companies listed on the NYSE are therefore performed by the Supervisory Board or one of its committees, in particular the Chairman’s Committee and the Mediation Committee.
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
The Code also recommends that each member of the Supervisory Board informs the Supervisory Board of any conflicts of interest which may result from a consulting or directorship function with clients, suppliers, lenders or other business partners of the stock corporation. In the case of material conflicts of interest or ongoing conflicts, the Code recommends that the mandate of the Supervisory Board member be removed by the shareholders’ meeting. The Code further recommends that any conflicts of interest that have occurred be reported by the Supervisory Board at the Annual General Meeting, together with the action taken, and that potential conflicts of interest be also taken into account in the nomination process for the election of Supervisory Board members.
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

20-F     PART III
PART III
Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
See our consolidated financial statements beginning on page F-5, which we incorporate by reference into this document.

Item 19: Exhibits
We have filed the following documents as exhibits to this document.

Exhibit
number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Global Partnership Plan — Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Units Plan Rules 2010

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2009, 2008, 2007 and 2006 (also incorporated as Exhibit 12.2 to Registration Statement No. 333-162195 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

20-F     Signatures
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 16, 2010
Deutsche Bank Aktiengesellschaft

/s/ DR. JOSEF ACKERMANN
Dr. Josef Ackermann
Chairman of the Management Board

/s/ STEFAN KRAUSE
Stefan Krause
Member of the Management Board
Chief Financial Officer

Deutche Bank Aktiengesellschaft
Consolidated Financial Statements

20-F     Deutsche Bank Aktiengesellschaft

20-F     Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, recognized income and expense, and cash flows for each of the years in the three-year period ended December 31, 2009 including the disclosures described as being part of the financial statements within Item 11, ‘Quantitative and Qualitative Disclosures about Credit, Market and Other Risk’. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As described in Note 1 to the consolidated financial statements, the Company changed its method of accounting for certain financial assets in the year ended December 31, 2008 following the adoption of “Reclassification of Financial Assets (Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”)”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Frankfurt am Main, March 5, 2010
KPMG AG
Wirtschaftsprüfungsgesellschaft

Consolidated Statement of Income

in € m.	[Notes]	2009	2008	2007
Interest and similar income	[5]	26,953	54,549	64,675
Interest expense	[5]	14,494	42,096	55,826

Net interest income	[5]	12,459	12,453	8,849

Provision for credit losses	[18]	2,630	1,076	612

Net interest income after provision for credit losses		9,829	11,377	8,237

Commissions and fee income	[6]	8,911	9,741	12,282
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	[5]	7,109	(9,992)	7,175
Net gains (losses) on financial assets available for sale	[7]	(403)	666	793
Net income (loss) from equity method investments	[16]	59	46	353
Other income (loss)	[8]	(183)	699	1,377

Total noninterest income		15,493	1,160	21,980

Compensation and benefits	[31], [32]	11,310	9,606	13,122
General and administrative expenses	[9]	8,402	8,339	8,038
Policyholder benefits and claims	[39]	542	(252)	193
Impairment of intangible assets	[23]	(134)	585	128
Restructuring activities	[27]	—	—	(13)

Total noninterest expenses		20,120	18,278	21,468

Income (loss) before income taxes		5,202	(5,741)	8,749

Income tax expense (benefit)	[33]	244	(1,845)	2,239

Net income (loss)		4,958	(3,896)	6,510

Net income (loss) attributable to minority interest		(15)	(61)	36
Net income (loss) attributable to Deutsche Bank shareholders		4,973	(3,835)	6,474
Earnings per Common Share

in €	[Notes]	2009	2008	2007
Earnings per common share:	[10]
Basic		€7.92	€(7.61)	€13.65
Diluted[1]		€7.59	€(7.61)	€13.05
Number of shares in million:
Denominator for basic earnings per share — weighted-average shares outstanding		628.1	504.1	474.2
Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions		655.4	504.2	496.1

1	Includes numerator effect of assumed conversions. For further detail please see Note [10].
The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F     Consolidated Statement of Recognized Income and Expense
Consolidated Statement of Recognized Income and Expense

in € m.	2009	2008	2007
Net income (loss) recognized in the income statement	4,958	(3,896)	6,510

Actuarial gains (losses) related to defined benefit plans, net of tax[1]	(679)	(1)	486

Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	523	(4,516)	1,031
Net (gains) losses reclassified to profit or loss, before tax	556	(666)	(793)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	118	(263)	(19)
Net (gains) losses reclassified to profit or loss, before tax	6	2	13
Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	40	(1,144)	(1,772)
Net (gains) losses reclassified to profit or loss, before tax	11	(3)	(5)
Unrealized net gains (losses) from equity method investments[2]	85	(15)	(20)
Tax on net gains (losses) not recognized in the income statement	(254)	731	215

Total net gains (losses) not recognized in the income statement, net of tax	1,085 [3]	(5,874) [4]	(1,350) [5]

Total recognized income and expense	5,364	(9,771)	5,646

Attributable to:
Minority interest	(1)	(37)	4
Deutsche Bank shareholders	5,365	(9,734)	5,642

1	Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods adjusted in accordance with Note [1]. Included in these amounts are deferred taxes of € 113 million, € 1 million and € (192) million for the years 2009, 2008 and 2007, respectively.

2	The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of unrealized net gains (losses) not recognized in the income statement in prior periods.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and December 31, 2009 of € (3,780) million, adjusted for changes in minority interest attributable to these components of € 14 million.

4	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in minority interest attributable to these components of € 24 million.

5	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2006 of € 2,365 million and December 31, 2007 of € 1,047 million, adjusted for changes in minority interest attributable to these components of € (32) million.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m.	[Notes]	Dec 31, 2009	Dec 31, 2008
Assets:
Cash and due from banks		9,346	9,826
Interest-earning deposits with banks		47,233	64,739
Central bank funds sold and securities purchased under resale agreements	[19], [20]	6,820	9,267
Securities borrowed	[19], [20]	43,509	35,022
Financial assets at fair value through profit or loss
Trading assets		234,910	247,462
Positive market values from derivative financial instruments		596,410	1,224,493
Financial assets designated at fair value through profit or loss		134,000	151,856

Total financial assets at fair value through profit or loss of which € 79 billion and € 69 billion were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	[11], [13], [20], [35]	965,320	1,623,811
Financial assets available for sale of which € 492 million and € 464 million were pledged to creditors and can be sold or repledged at December 31, 2009, and 2008, respectively	[15], [19], [20]	18,819	24,835
Equity method investments	[16]	7,788	2,242
Loans	[17], [18]	258,105	269,281
Property and equipment	[21]	2,777	3,712
Goodwill and other intangible assets	[23]	10,169	9,877
Other assets	[24], [25]	121,538	137,829
Assets for current tax	[33]	2,090	3,512
Deferred tax assets	[33]	7,150	8,470

Total assets		1,500,664	2,202,423

Liabilities and equity:
Deposits	[26]	344,220	395,553
Central bank funds purchased and securities sold under repurchase agreements	[19], [20]	45,495	87,117
Securities loaned	[19], [20]	5,564	3,216
Financial liabilities at fair value through profit or loss	[11], [13], [35]
Trading liabilities		64,501	68,168
Negative market values from derivative financial instruments		576,973	1,181,617
Financial liabilities designated at fair value through profit or loss		73,522	78,003
Investment contract liabilities		7,278	5,977

Total financial liabilities at fair value through profit or loss		722,274	1,333,765
Other short-term borrowings	[28]	42,897	39,115
Other liabilities	[24], [25]	154,281	160,598
Provisions	[18], [27]	1,307	1,418
Liabilities for current tax	[33]	2,141	2,354
Deferred tax liabilities	[33]	2,157	3,784
Long-term debt	[29]	131,782	133,856
Trust preferred securities	[29]	10,577	9,729
Obligation to purchase common shares		—	4

Total liabilities		1,462,695	2,170,509

Common shares, no par value, nominal value of € 2.56	[30]	1,589	1,461
Additional paid-in capital		14,830	14,961
Retained earnings		24,056	20,074
Common shares in treasury, at cost	[30]	(48)	(939)
Equity classified as obligation to purchase common shares		—	(3)
Net gains (losses) not recognized in the income statement, net of tax		(3,780)	(4,851)

Total shareholders’ equity		36,647	30,703

Minority interest		1,322	1,211

Total equity		37,969	31,914

Total liabilities and equity		1,500,664	2,202,423

The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F     Consolidated Statement of Changes in Equity
Consolidated Statement of Changes in Equity

					Equity
				Common	classified as
	Common			shares in	obligation to
	shares	Additional	Retained	treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings[1]	at cost	common shares
Balance as of December 31, 2006	1,343	15,246	20,900	(2,378)	(4,307)

Total recognized income and expense[2]	—	—	6,474	—	—
Common shares issued	—	—	—	—	—
Cash dividends paid	—	—	(2,005)	—	—
Dividend related to equity classified as obligation to purchase common shares	—	—	277	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	486	—	—
Net change in share awards	—	122	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	1,010	—
Tax benefits related to share-based compensation plans	—	(44)	—	—	—
Amendment of derivative instruments indexed to Deutsche Bank common shares	—	—	—	—	—
Common shares issued under share-based compensation plans	15	377	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(1,292)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	2,047
Option premiums and other effects from options on common shares	—	76	3	—	—
Purchases of treasury shares	—	—	—	(41,128)	—
Sale of treasury shares	—	—	—	39,677	—
Net gains (losses) on treasury shares sold	—	28	—	—	—
Other	—	3	(84)	—	—

Balance as of December 31, 2007	1,358	15,808	26,051	(2,819)	(3,552)

Total recognized income and expense[2]	—	—	(3,835)	—	—
Common shares issued	102	2,098	—	—	—
Cash dividends paid	—	—	(2,274)	—	—
Dividend related to equity classified as obligation to purchase common shares	—	—	226	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(1)	—	—
Net change in share awards	—	225	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	1,072	—
Tax benefits related to share-based compensation plans	—	(136)	—	—	—
Amendment of derivative instruments indexed to Deutsche Bank common shares	—	(1,815)	—	—	2,690
Common shares issued under share-based compensation plans	1	17	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(366)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	1,225
Option premiums and other effects from options on common shares	—	3	(4)	—	—
Purchases of treasury shares	—	—	—	(21,736)	—
Sale of treasury shares	—	—	—	22,544	—
Net gains (losses) on treasury shares sold	—	(1,191)	—	—	—
Other	—	(48)	(89)	—	—

Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total recognized income and expense[2]	—	—	4,973	—	—
Common shares issued	128	830	—	—	—
Cash dividends paid	—	—	(309)	—	—
Dividend related to equity classified as obligation to purchase common shares	—	—	—	—	—
Actuarial gains (losses) related to defined benefit plans, net of tax	—	—	(679)	—	—
Net change in share awards	—	(688)	—	—	—
Treasury shares distributed under share-based compensation plans	—	—	—	1,313	—
Tax benefits related to share-based compensation plans	—	35	—	—	—
Amendment of derivative instruments indexed to Deutsche Bank common shares	—	—	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—	—
Additions to Equity classified as obligation to purchase common shares	—	—	—	—	(5)
Deductions from Equity classified as obligation to purchase common shares	—	—	—	—	8
Option premiums and other effects from options on common shares	—	(149)	—	—	—
Purchases of treasury shares	—	—	—	(19,238)	—
Sale of treasury shares	—	—	—	18,816	—
Net gains (losses) on treasury shares sold	—	(177)	—	—	—
Other	—	18	(3)	—	—

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	—

1	The balances as of December 31, 2006 and December 31, 2007 were increased by € 449 million and € 935 million, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].

2	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

3	The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of unrealized net gains (losses) not recognized in the income statement in prior periods.

Unrealized net
gains (losses) on	Unrealized net		Unrealized net	Total net gains
financial assets	gains (losses) on		gains (losses)	(losses) not
available for sale,	derivatives hedging	Foreign currency	from equity	recognized in the
net of applicable tax	variability of cash	translation,	method	income statement,	Total share-
and other[3]	flows, net of tax[3]	net of tax[3,4]	investments[3]	net of tax[4]	holders’ equity	Minority interest	Total equity
3,194	(45)	(800)	16	2,365	33,169	717	33,886

435	(7)	(1,724)	(22)	(1,318)	5,156	4	5,160
—	—	—	—	—	—	—	—
—	—	—	—	—	(2,005)	—	(2,005)
—	—	—	—	—	277	—	277
—	—	—	—	—	486	—	486
—	—	—	—	—	122	—	122
—	—	—	—	—	1,010	—	1,010
—	—	—	—	—	(44)	—	(44)
—	—	—	—	—	—	—	—
—	—	—	—	—	392	—	392
—	—	—	—	—	(1,292)	—	(1,292)
—	—	—	—	—	2,047	—	2,047
—	—	—	—	—	79	—	79
—	—	—	—	—	(41,128)	—	(41,128)
—	—	—	—	—	39,677	—	39,677
—	—	—	—	—	28	—	28
—	—	—	—	—	(81)	701	620

3,629	(52)	(2,524)	(6)	1,047	37,893	1,422	39,315

(4,484)	(294)	(1,104)	(16)	(5,898)	(9,733)	(37)	(9,770)
—	—	—	—	—	2,200	—	2,200
—	—	—	—	—	(2,274)	—	(2,274)
—	—	—	—	—	226	—	226
—	—	—	—	—	(1)	—	(1)
—	—	—	—	—	225	—	225
—	—	—	—	—	1,072	—	1,072
—	—	—	—	—	(136)	—	(136)
—	—	—	—	—	875	—	875
—	—	—	—	—	18	—	18
—	—	—	—	—	(366)	—	(366)
—	—	—	—	—	1,225	—	1,225
—	—	—	—	—	(1)	—	(1)
—	—	—	—	—	(21,736)	—	(21,736)
—	—	—	—	—	22,544	—	22,544
—	—	—	—	—	(1,191)	—	(1,191)
—	—	—	—	—	(137)	(174)	(311)

(855)	(346)	(3,628)	(22)	(4,851)	30,703	1,211	31,914

669	212	107	83	1,071	6,044	(1)	6,043
—	—	—	—	—	958	—	958
—	—	—	—	—	(309)	—	(309)
—	—	—	—	—	—	—	—
—	—	—	—	—	(679)	—	(679)
—	—	—	—	—	(688)	—	(688)
—	—	—	—	—	1,313	—	1,313
—	—	—	—	—	35	—	35
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	(5)	—	(5)
—	—	—	—	—	8	—	8
—	—	—	—	—	(149)	—	(149)
—	—	—	—	—	(19,238)	—	(19,238)
—	—	—	—	—	18,816	—	18,816
—	—	—	—	—	(177)	—	(177)
—	—	—	—	—	15	112	127

(186)	(134)	(3,521)	61	(3,780)	36,647	1,322	37,969

4	The balances as of December 31, 2006 and December 31, 2007 were reduced by € 38 million and € 86 million, respectively, for a change in accounting policy and other adjustments in accordance with Note [1].
The accompanying notes are an integral part of the Consolidated Financial Statements.

20-F     Consolidated Statement of Cash Flows
Consolidated Statement of Cash Flows

in € m.	2009	2008	2007
Net income (loss)	4,958	(3,896)	6,510

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	2,630	1,076	612
Restructuring activities	—	—	(13)
Gain on sale of financial assets available for sale, equity method investments, and other	(656)	(1,732)	(1,907)
Deferred income taxes, net	(296)	(1,525)	(918)
Impairment, depreciation and other amortization, and accretion	1,782	3,047	1,731
Share of net income from equity method investments	(189)	(53)	(358)

Income (loss) adjusted for noncash charges, credits and other items	8,229	(3,083)	5,657

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	4,583	(3,964)	7,588
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(4,203)	24,363	5,146
Trading assets and positive market values from derivative financial instruments	726,237	(472,203)	(270,948)
Financial assets designated at fair value through profit or loss	24,890	169,423	(75,775)
Loans	17,213	(37,981)	(22,185)
Other assets	21,960	38,573	(42,674)
Deposits	(57,330)	(56,918)	47,464
Trading liabilities and negative market values from derivative financial instruments	(686,214)	655,218	173,830
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(7,061)	(159,613)	70,232
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(40,644)	(97,009)	69,072
Other short-term borrowings	2,592	(14,216)	6,531
Other liabilities	(15,645)	(15,482)	21,133
Senior long-term debt	(7,150)	12,769	22,935
Other, net	(1,243)	(2,760)	(1,216)

Net cash provided by (used in) operating activities	(13,786)	37,117	16,790

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	9,023	19,433	12,470
Maturities of financial assets available for sale	8,938	18,713	8,179
Sale of equity method investments	574	680	1,331
Sale of property and equipment	39	107	987
Purchase of:
Financial assets available for sale	(12,082)	(37,819)	(25,230)
Equity method investments	(3,730)	(881)	(1,265)
Property and equipment	(592)	(939)	(675)
Net cash paid for business combinations/divestitures	(20)	(24)	(648)
Other, net	(1,749)	(39)	463

Net cash provided by (used in) investing activities	401	(769)	(4,388)

Cash flows from financing activities:
Issuances of subordinated long-term debt	457	523	429
Repayments and extinguishments of subordinated long-term debt	(1,448)	(659)	(2,809)
Issuances of trust preferred securities	1,303	3,404	1,874
Repayments and extinguishments of trust preferred securities	—	—	(420)
Common shares issued under share-based compensation plans	—	19	389
Capital increase	—	2,200	—
Purchases of treasury shares	(19,238)	(21,736)	(41,128)
Sale of treasury shares	18,111	21,426	39,729
Dividends paid to minority interests	(5)	(14)	(13)
Net change in minority interests	109	331	585
Cash dividends paid	(309)	(2,274)	(2,005)

Net cash provided by (used in) financing activities	(1,020)	3,220	(3,369)

Net effect of exchange rate changes on cash and cash equivalents	690	(402)	(289)

Net increase (decrease) in cash and cash equivalents	(13,715)	39,166	8,744
Cash and cash equivalents at beginning of period	65,264	26,098	17,354
Cash and cash equivalents at end of period	51,549	65,264	26,098

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(520)	(2,495)	2,806
Interest paid	15,878	43,724	55,066
Interest and dividends received	28,211	54,549	64,675

Cash and cash equivalents comprise

Cash and due from banks	9,346	9,826	8,632
Interest-earning demand deposits with banks (not included: time deposits of € 5,030 m. as of December 31, 2009, and € 9,301 m. and € 4,149 m. as of December 31, 2008 and 2007)	42,203	55,438	17,466

Total	51,549	65,264	26,098

The accompanying notes are an integral part of the Consolidated Financial Statements.
The acquisition of Deutsche Postbank AG shares in 2009, including the non-cash portion, is described in detail in Note [16].

Notes to the Consolidated Financial Statements
[1] Significant Accounting Policies
Basis of Accounting
Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note [4].
The accompanying consolidated financial statements are stated in euros, the presentation currency of the Group. All financial information presented in million euros has been rounded to the nearest million. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU. In accordance with IFRS 4, “Insurance Contracts”, the Group has applied its previous accounting practices (U.S. GAAP) for the measurement of insurance contracts.
Risk disclosures under IFRS 7, “Financial Instruments: Disclosures” about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk” for the year ended December 31, 2009.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. Refer to Note [2] for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels which led to a lower level of provisions for credit losses of € 145.8 million for the 2009 reporting period.

20-F     Notes to the Consolidated Financial Statements
In preparation of the 2009 and 2008 financial statements, the Group made a number of minor adjustments, with immaterial effect, to prior year footnote disclosures. The Group has assessed the impact of errors on current and prior periods and concluded that the following described adjustments are required to comparative amounts or the earliest opening balance sheet. The Group also voluntarily elected to change its accounting policy for the recognition of actuarial gains and losses related to post-employment benefits.

		Change in
		accounting
		policy	Adjustments
		Defined
		benefit					Clearing
	Balance (as	plan	LCH		Income tax	Financial	and settle-	Balance
in € m.	reported)	accounting	Offsetting	Interest	liabilities	guarantees	ment fees	(adjusted)
Dec 31, 2007

Income Statement

Interest and similar income	67,706			(3,031)				64,675
Interest expense	58,857			(3,031)				55,826
Commissions and fee income	12,289						(7)	12,282
Other income	1,286					91		1,377
General and administrative expenses	7,954					91	(7)	8,037

Balance Sheet

Assets:
Financial assets at fair value through profit or loss	1,474,103		(96,092)					1,378,011
Deferred tax assets	4,772	5						4,777
Other assets	182,897	741						183,638

Liabilities:
Financial liabilities at fair value through profit or loss	966,177		(96,092)					870,085
Other liabilities	171,509	(65)						171,444
Liabilities for current tax	4,515				(294)			4,221
Deferred tax liabilities	2,124	256						2,380

Equity:
Retained earnings	25,116	570			365			26,051
Net gains (losses) not recognized in the income statement:
Foreign currency translation, net of tax	(2,450)	(15)			(71)			(2,536)

2008

Commissions and fee income	9,749						(8)	9,741

Other income	568					131		699
General and administrative expenses	8,216					131	(8)	8,339

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
Offsetting
In the second quarter 2008, the Group concluded that it meets the criteria required to offset the positive and negative market values of OTC interest rate swaps transacted with the London Clearing House (“LCH”). Under IFRS, positions are netted by currency and across maturities. The application of offsetting had no net impact on the consolidated income statement or shareholder’s equity.
The presentation of interest and similar income and interest expense was adjusted with no impact on net interest income or on shareholders’ equity.
Adjustment of Current Tax Liability
In the fourth quarter 2008, the Group determined that it had continued to report tax liabilities for periods prior to 2006 which were not required. Current tax liabilities were retrospectively adjusted by the amounts in the table above, with related adjustments to opening retained earnings and opening foreign currency translation reserves where appropriate.
Financial Guarantees
In the second quarter 2009 retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have any impact on net income or shareholders’ equity but resulted in an increase of both noninterest income and noninterest expenses.
Significant Accounting Policies
The following is a description of the significant accounting policies of the Group. Other than as previously and otherwise described, these policies have been consistently applied for 2007, 2008 and 2009.

20-F     Notes to the Consolidated Financial Statements
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
The Group sponsors the formation of SPEs and interacts with non-sponsored SPEs for a variety of reasons, including allowing clients to hold investments in separate legal entities, allowing clients to invest jointly in alternative assets, for asset securitization transactions, and for buying or selling credit protection. When assessing whether to consolidate an SPE, the Group evaluates a range of factors, including whether (1) the activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains the benefits from the SPE’s operations, (2) the Group has decision-making powers to obtain the majority of the benefits, (3) the Group obtains the majority of the benefits of the activities of the SPE, or (4) the Group retains the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.
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
All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as minority interests.

20-F     Notes to the Consolidated Financial Statements
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
Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group’s share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group and are reported in the income statement as net income (loss) from equity method investments. Unrealized gains on transactions are eliminated to the extent of the Group’s interest in the investee.
Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of an impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is reversed only if there has been a change in the estimates used to determine the investment’s recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.
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
Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the income statement as net gains (losses) on financial assets/ liabilities at fair value through profit or loss.
Translation differences on non-monetary items classified as available for sale (for example, equity securities) are not recognized in the income statement but are included in net gains (losses) not recognized in the income statement within shareholders’ equity until the sale of the asset when they are transferred to the income statement as part of the overall gain or loss on sale of the item.

20-F     Notes to the Consolidated Financial Statements
For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in net gains (losses) not recognized in the income statement within shareholders’ equity and subsequently included in the profit or loss on disposal or partial disposal of the operation.
Interest, Fees and Commissions
Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key-revenue generating activities of the Group as follows.
Net Interest Income — Interest from all interest-bearing assets and liabilities is recognized as net interest income using the effective interest method. The effective interest rate is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or expense over the relevant period using the estimated future cash flows. The estimated future cash flows used in this calculation include those determined by the contractual terms of the asset or liability, all fees that are considered to be integral to the effective interest rate, direct and incremental transaction costs, and all other premiums or discounts.
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

Commission and Fee Income — The recognition of fee revenue (including commissions) is determined by the purpose for the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.
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
Arrangements involving multiple services or products — If the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether an overall fee should be allocated to the different components of the arrangement for revenue recognition purposes. Structured trades executed by the Group are the principal example of such arrangements and are assessed on a transaction by transaction basis. The assessment considers the value of items or services delivered to ensure that the Group’s continuing involvement in other aspects of the arrangement are not essential to the items delivered. It also assesses the value of items not yet delivered and, if there is a right of return on delivered items, the probability of future delivery of remaining items or services. If it is determined that it is appropriate to look at the arrangements as separate components, the amounts received are allocated based on the relative value of each component. If there is no objective and reliable evidence of the value of the delivered item or an individual item is required to be recognized at fair value then the residual method is used. The residual method calculates the amount to be recognized for the delivered component as being the amount remaining after allocating an appropriate amount of revenue to all other components.

20-F     Notes to the Consolidated Financial Statements
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
Financial instruments classified at fair value through profit or loss and financial assets classified as AFS are recognized on trade date, which is the date on which the Group commits to purchase or sell the asset or issue or repurchase the financial liability. All other financial instruments are recognized on a settlement date basis.
Financial Assets and Liabilities at Fair Value through Profit or Loss
The Group classifies certain financial assets and financial liabilities as either held for trading or designated at fair value through profit or loss. They are carried at fair value and presented as financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, respectively. Related realized and unrealized gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in interest and similar income for financial instruments at fair value through profit or loss.
Trading Assets and Liabilities — Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial Instruments Designated at Fair Value through Profit or Loss — Certain financial assets and liabilities that do not meet the definition of trading assets and liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial assets and liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial assets or liabilities or both is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or (b) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained.
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
Loans
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
Loans are initially recognized at fair value. When the loan is issued at a market rate, fair value is represented by the cash advanced to the borrower plus the net of direct and incremental transaction costs and fees. They are subsequently measured at amortized cost using the effective interest method less impairment.

20-F     Notes to the Consolidated Financial Statements
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
Financial assets classified as AFS are assessed for impairment as discussed in the section of this Note “Impairment of financial assets classified as Available for Sale”. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Gains and losses recorded in equity are transferred to the income statement on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.
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

Reclassification of Financial Assets
The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the available for sale classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum guideline for what constitutes foreseeable future. At the time of reclassification, there must be:
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
In addition to the above criteria the Group also requires that persuasive evidence exists to assert that the expected repayment of the asset exceeds the estimated fair value and the returns on the asset will be optimized by holding it for the foreseeable future.
Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the income statement is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section of this Note “Impairment of Loans and Provision for Off-Balance Sheet Positions”. Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.

20-F     Notes to the Consolidated Financial Statements
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
Determination of Fair Value
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. Refer to Note [2] Critical Accounting Estimates — Fair Value Estimates — Methods of Determining Fair Value for further discussion of the accounting estimates and judgments required in the determination of fair value.
Recognition of Trade Date Profit
If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the income statement when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note [2] Critical Accounting Estimates — Fair Value Estimates — Methods of Determining Fair Value for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.

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
Gains and losses on derivatives held for trading are included in net gains (losses) on financial assets/ liabilities at fair value through profit or loss.
The Group makes commitments to originate loans it intends to sell. Such positions are classified as financial assets/liabilities at fair value through profit or loss, and related gains and losses are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. Loan commitments that can be settled net in cash or by delivering or issuing another financial instrument are classified as derivatives. Market value guarantees provided on specific mutual fund products offered by the Group are also accounted for as derivatives and carried at fair value, with changes in fair value recorded in net gains (losses) on financial assets/ liabilities at fair value through profit or loss.
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

20-F     Notes to the Consolidated Financial Statements
Hedge Accounting
If derivatives are held for risk management purposes and the transactions meet specific criteria, the Group applies hedge accounting. For accounting purposes there are three possible types of hedges: (1) hedges of changes in the fair value of assets, liabilities or unrecognized firm commitments (fair value hedges); (2) hedges of the variability of future cash flows from highly probable forecast transactions and floating rate assets and liabilities (cash flow hedges); and (3) hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations into the presentation currency of the parent (hedges of net investments in foreign operations).
When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always calculated, even when the terms of the derivative and hedged item are matched.
Hedging derivatives are reported as other assets and other liabilities. In the event that any derivative is subsequently de-designated as a hedging derivative, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged are recognized in the income statement along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an available for sale security, the fair value adjustments related to the security’s foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.

If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized any basis adjustments are included in the calculation of the gain or loss on derecognition.
For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in net gains (losses) not recognized in the income statement to the extent the hedge is effective. These amounts initially recorded in net gains (losses) not recognized in the income statement are subsequently reclassified into the income statement in the same periods during which the forecast transaction affects the income statement. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.
Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.
When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in net gains (losses) not recognized in the income statement are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in net gains (losses) not recognized in the income statement are reclassified into either the same income statement caption and period as profit or loss from the forecasted transaction, or into other income when the forecast transaction is no longer expected to occur.

20-F     Notes to the Consolidated Financial Statements
For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the presentation currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in net gains (losses) not recognized in the income statement to the extent the hedge is effective; the remainder is recorded as other income in the income statement.
Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in profit or loss on disposal of the foreign operations.
Impairment of Financial Assets
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and

—	a reliable estimate of the loss amount can be made.
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
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The loss amount has three components. The first component is an amount for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which the Group does business. The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans, which are loans to individuals and small business customers of the private and retail business. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experience. The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans. Loans that were found not to be impaired when evaluated on an individual basis are included in the scope of this component of the allowance.
Once a loan is identified as impaired, although the accrual of interest in accordance with the contractual terms of the loan is discontinued, the accretion of the net present value of the written down amount of the loan due to the passage of time is recognized as interest income based on the original effective interest rate of the loan.

20-F     Notes to the Consolidated Financial Statements
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
If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.
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
If there is evidence of impairment, any amounts previously recognized in equity, in net gains (losses) not recognized in the income statement, is removed from equity and recognized in the income statement for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the income statement.

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

20-F     Notes to the Consolidated Financial Statements
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.
Securitization
The Group securitizes various consumer and commercial financial assets, which is achieved via the sale of these assets to an SPE, which in turn issues securities to investors. The transferred assets may qualify for derecognition in full or in part, under the policy on derecognition of financial assets. Synthetic securitization structures typically involve derivative financial instruments for which the policies in the “Derivatives and Hedge Accounting” section would apply. Those transfers that do not qualify for derecognition may be reported as secured financing or result in the recognition of continuing involvement liabilities. The investors and the securitization vehicles generally have no recourse to the Group’s other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets.
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
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the income statement in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the balance sheet.

20-F     Notes to the Consolidated Financial Statements
Fees received or paid are reported in interest income and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.
Offsetting Financial Instruments
Financial assets and liabilities are offset, with the net amount presented in the balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts, and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the balance sheet, the associated income and expense items will also be offset in the income statement, unless specifically prohibited by an applicable accounting standard.
Property and Equipment
Property and equipment includes own-use properties, leasehold improvements, furniture and equipment and software (operating systems only). Own-use properties are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is generally recognized using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for property and 3 to 10 years for furniture and equipment. Leasehold improvements are capitalized and subsequently depreciated on a straight-line basis over the shorter of the term of the lease and the estimated useful life of the improvement, which generally ranges from 3 to 10 years. Depreciation of property and equipment is included in general and administrative expenses. Maintenance and repairs are also charged to general and administrative expenses. Gains and losses on disposals are included in other income.
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

Investment Property
The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.
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
Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. Goodwill is allocated to cash-generating units for the purpose of impairment testing considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s primary cash-generating units are:
—	Global Markets and Corporate Finance (within the Corporate Banking & Securities corporate division);

—	Global Transaction Banking;

—	Asset Management and Private Wealth Management (within the Asset and Wealth Management corporate division);

—	Private & Business Clients; and

—	Corporate Investments.
In addition, for certain nonintegrated investments which are not allocated to the respective segments’ primary cash-generating units, goodwill is tested individually for impairment on the level of each of these nonintegrated investments.

20-F     Notes to the Consolidated Financial Statements
Goodwill on the acquisitions of associates and jointly controlled entities is included in the cost of the investments and the entire carrying amount of the equity method investment is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.
If goodwill has been allocated to a cash-generating unit and an operation within that unit is disposed of, the attributable goodwill is included in the carrying amount of the operation when determining the gain or loss on its disposal.
Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 20 years on a straight-line basis based on their expected useful life. Mortgage servicing rights are carried at cost and amortized in proportion to, and over the estimated period of, net servicing revenue. The assets are tested for impairment and their useful lives reaffirmed at least annually.
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
The Group has chosen to apply the fair value option to certain written financial guarantees that are managed on a fair value basis. Financial guarantees that the Group has not designated at fair value are recognized initially in the financial statements at fair value on the date the guarantee is given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amount initially recognized, less cumulative amortization, and the best estimate of the expenditure required to settle any financial obligation as of the balance sheet date. These estimates are determined based on experience with similar transactions and history of past losses, and management’s determination of the best estimate.
Any increase in the liability relating to guarantees is recorded in the income statement in provision for credit losses.
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

20-F     Notes to the Consolidated Financial Statements
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
If a sale-leaseback transaction results in an operating lease, the timing of the profit recognition is a function of the difference between the sales price and fair value. When it is clear that the sales price is at fair value, the profit (the difference between the sales price and carrying value) is recognized immediately. If the sales price is below fair value, any profit or loss is recognized immediately, except that if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the period the asset is expected to be used. If the sales price is above fair value, the excess over fair value is deferred and amortized over the period the asset is expected to be used.

Employee Benefits
Pension Benefits
The Group provides a number of pension plans. In addition to defined contribution plans, there are retirement benefit plans accounted for as defined benefit plans. The assets of all the Group’s defined contribution plans are held in independently-administered funds. Contributions are generally determined as a percentage of salary and are expensed based on employee services rendered, generally in the year of contribution.
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
Current tax assets and liabilities are offset when (1) they arise from the same tax reporting entity or tax group of reporting entities, (2) the legally enforceable right to offset exists and (3) they are intended to be settled net or realized simultaneously.
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

20-F     Notes to the Consolidated Financial Statements
Deferred tax related to fair value remeasurement of available for sale investments, cash flow hedges and other items, which are charged or credited directly to equity, is also credited or charged directly to equity and subsequently recognized in the income statement once the underlying gain or loss to which the deferred tax relates is realized.
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

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party (for example, because the obligation is covered by an insurance policy), an asset is recognized if it is virtually certain that reimbursement will be received.
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

20-F     Notes to the Consolidated Financial Statements
Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.
Insurance
The Group’s insurance business issues two types of contracts:
Insurance Contracts — These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. All insurance contract liabilities are measured under the provisions of U.S. GAAP for insurance contracts.
Non-Participating Investment Contracts (“Investment Contracts”) — These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.
Financial assets held to back annuity contracts have been classified as financial instruments available for sale. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.
Insurance Contracts
Premiums for single premium business are recognized as income when received. This is the date from which the policy is effective. For regular premium contracts, receivables are recognized at the date when payments are due. Premiums are shown before deduction of commissions. When policies lapse due to non-receipt of premiums, all related premium income accrued but not received from the date they are deemed to have lapsed, net of related expense, is offset against premiums.
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
The costs directly attributable to the acquisition of incremental insurance and investment business are deferred to the extent that they are expected to be recoverable out of future margins in revenues on these contracts. These costs will be amortized systematically over a period no longer than that in which they are expected to be recovered out of these future margins.
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

20-F     Notes to the Consolidated Financial Statements
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
[2] Critical Accounting Estimates
Certain of the accounting policies described in Note [1] require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.
Fair Value Estimates
Certain of the Group’s financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets that are classified as available for sale are carried at fair value with the changes in fair value reported in a component of shareholders’ equity. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated income statement, except where they are in cash flow hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in a component of shareholders’ equity.
Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which the Group does not have a controlling financial interest or significant influence, are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as available for sale instruments.

Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.
In reaching estimates of fair value management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The Group’s specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.
The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.
The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions with appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

20-F     Notes to the Consolidated Financial Statements
Methods of Determining Fair Value
A substantial percentage of the Group’s financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over the counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.
In other markets or for certain instruments, observable prices or inputs are not available, and fair value is determined using valuation techniques appropriate for the particular instrument. For example, instruments subject to valuation techniques include: trading loans and other loans or loan commitments designated at fair value through profit or loss, under the fair value option; new, complex and long-dated OTC derivatives; transactions in immature or limited markets; distressed debt securities and loans; private equity securities and retained interests in securitizations of financial assets. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity and liquidity in the market. Valuation techniques include industry standard models based on discounted cash flow analysis, which are dependent upon estimated future cash flows and the discount rate used. For more complex products, the valuation models include more complex modeling techniques, parameters and assumptions, such as volatility, correlation, prepayment speeds, default rates and loss severity. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. Because the objective of using a valuation technique is to establish the price at which market participants would currently transact, the valuation techniques incorporate all factors that the Group believes market participants would consider in setting a transaction price.

Valuation adjustments are an integral part of the fair value process that requires the exercise of judgment. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spread valuation adjustments, liquidity, and credit risk (both counterparty credit risk in relation to financial assets and the Group’s own credit risk in relation to financial liabilities which are at fair value through profit or loss).
The fair value of the Group’s financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group’s own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties’ potential future exposure to us, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the Group’s own credit risk based on historic default levels. The change in the Group’s own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.
Under IFRS, if there are significant unobservable inputs used in the valuation technique as of the trade date the financial instrument is recognized at the transaction price and any trade date profit is deferred. Management judgment is required in determining whether there exist significant unobservable inputs in the valuation technique. Once deferred the decision to subsequently recognize the trade date profit requires a careful assessment of the then current facts and circumstances supporting observability of parameters and/or risk mitigation.
The Group has established internal control procedures over the valuation process to provide assurance over the appropriateness of the fair values applied. If fair value is determined by valuation models, the assumptions and techniques within the models are independently validated by a specialist group. Price and parameter inputs, assumptions and valuation adjustments are subject to verification and review processes. If the price and parameter inputs are observable, they are verified against independent sources.

20-F     Notes to the Consolidated Financial Statements
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
Fair Value Estimates Used in Disclosures
Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note [13]. The financial assets held at fair value categorized in level 3 were € 58.2 billion at December 31, 2009, compared to € 87.7 billion at December 31, 2008. The financial liabilities held at fair value categorized in level 3 were € 18.2 billion at December 31, 2009 and € 34.4 billion at December 31, 2008. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.
In addition to the fair value hierarchy disclosure in Note [13] the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.
For financial instruments measured at amortized cost (of which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note [14]. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Reclassification of Financial Assets
The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets available for sale (“AFS”) or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the available for sale classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or available for sale classifications. Refer to Note [12] Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” for further information on the assets reclassified by the Group.
Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in “Fair Value Estimates”) at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note [1] Significant Accounting Policies — Reclassification of Financial Assets for the Group’s minimum guidelines for what constitutes foreseeable future.
Impairment of Loans and Provision for Off-Balance Sheet Positions
The accounting estimates and judgments related to the impairment of loans and provision for off-balance sheet positions is a critical accounting estimate for the Corporate Banking & Securities and Private & Business Clients Corporate Divisions because the underlying assumptions used for both the individually and collectively assessed impairment can change from period to period and may significantly affect the Group’s results of operations.

20-F     Notes to the Consolidated Financial Statements
In assessing assets for impairment, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the current financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.
The provision for credit losses totaled € 2,630 million, € 1,076 million and € 612 million for the years ended December 31, 2009, 2008 and 2007.
The determination of the impairment allowance required for loans which are deemed to be individually significant often requires the use of considerable management judgment concerning such matters as local economic conditions, the financial performance of the counterparty and the value of any collateral held, for which there may not be a readily accessible market. In certain situations, such as for certain leveraged loans, the Group may assess the enterprise value of the borrower to assess impairment. This requires use of considerable management judgment regarding timing of exit and the market value of the borrowing entity. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from the reported allowances.
The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group’s allowance for credit losses, see Note [1]. Refer also to Note [18].
Impairment of Other Financial Assets
Equity method investments, and financial assets classified as available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as available for sale, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as available for sale, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. The impairment reviews for equity method investments and financial assets available for sale resulted in net impairment charges of € 1,125 million in 2009, € 970 million in 2008 and € 286 million in 2007. For additional information on financial assets classified as available for sale, see Note [15] and for equity method investments, see Note [16].

Impairment of Non-financial Assets
Certain non-financial assets, including goodwill and other intangible assets, are subject to impairment review. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. A reversal of an impairment loss (excluding goodwill) is recognized immediately.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical. As of December 31, 2009 and 2008, goodwill had carrying amounts of € 7.4 billion and € 7.5 billion, respectively, and other intangible assets had carrying amounts of € 2.7 billion and € 2.3 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple businesses.
In 2009, goodwill and other intangible assets impairment losses of € 157 million were recorded, of which € 151 million related to investments in Corporate Investments. In addition, € 291 million were recorded as reversals of impairment losses of other intangible assets in Asset and Wealth Management, which had been taken in the fourth quarter of 2008. In 2008, goodwill and other intangible assets impairment losses of € 586 million were recorded, of which € 580 million related to investments in Asset and Wealth Management. In 2007, goodwill and other intangible assets impairment losses were € 133 million, of which € 77 million were recognized in Asset and Wealth Management and € 54 million in Corporate Investments. For further discussion on goodwill and other intangible assets, see Note [23].

20-F     Notes to the Consolidated Financial Statements
Deferred Tax Assets
The Group recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining unrecognized deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to unrecognized deferred tax assets, including its assumptions about future profitability. As of December 31, 2009 and December 31, 2008 the amount of unrecognized deferred tax assets was € 1.3 billion and € 1.7 billion, respectively and the amount of recognized deferred tax assets was € 7.2 billion and € 8.5 billion, respectively.
The Group believes that the accounting estimate related to the deferred tax assets is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change of the deferred tax asset. If the Group was not able to realize all or part of its net deferred tax assets in the future, an adjustment to its deferred tax assets would be charged to income tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.
For further information on the Group’s deferred taxes see Note [33].
Legal and Regulatory Contingencies and Tax Risks
The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings and income tax provisions for uncertain tax positions may arise.
The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” and IAS 12, “Income Taxes”. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.

Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liability may ultimately be materially different. The Group’s total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note [27] for information on the Group’s judicial, regulatory and arbitration proceedings.
[3] Recently Adopted and New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2009 in the preparation of these consolidated financial statements.
IFRIC 9 and IAS 39
In March 2009, the IASB issued amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, entitled “Embedded Derivatives”. The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid financial asset out of the fair value through profit or loss category is not permitted. The amendments are effective for annual periods ending on or after June 30, 2009. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
IFRS 7
In March 2009, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, entitled “Improving Disclosures about Financial Instruments”. The amendments require disclosures of financial instruments measured at fair value to be based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements. The amendments also require additional qualitative and quantitative disclosures of liquidity risk. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments only has a disclosure impact on the Group’s consolidated financial statements.

20-F     Notes to the Consolidated Financial Statements
Improvements to IFRS 2008
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
IAS 1
In September 2007, the IASB issued a revised version of IAS 1, “Presentation of Financial Statements” (“IAS 1 R”). The revised standard sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. IAS 1 R is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the IAS 1 R did only have a presentation impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The following accounting pronouncements will be relevant to the Group but were not effective as at December 31, 2009 and therefore have not been applied in preparing these financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together.

Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group’s consolidated financial statements.
IAS 24
In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities and clarifies the definition of a related party. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IAS 24 R will have on its consolidated financial statements.
IFRS 9
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche

20-F     Notes to the Consolidated Financial Statements
must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present directly in equity unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. In addition, entities adopting before January 1, 2011 are allowed to designate any date between the date of issuance of IFRS 9 and January 1, 2011, as the date of initial application that will be the date upon which the classification of financial assets will be determined. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
[4] Business Segments and Related Information
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
The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2009, the group divisions and corporate divisions were as follows:
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
Corporate Investments (CI), which manages certain alternative assets of the Group and other debt and equity positions.
Changes in the composition of segments can arise from either changes in management responsibility, or from acquisitions and divestitures.

20-F     Notes to the Consolidated Financial Statements
The following describes changes in management responsibilities with a significant impact on segmental reporting during 2009:
—	On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from the corporate division CB&S to the corporate division CI.

—	During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the corporate division CI. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.
The following describes acquisitions and divestitures which had a significant impact on the Group’s segment operations:
—	In November 2009, the Group completed the acquisition of Dresdner Bank’s Global Agency Securities Lending business from Commerzbank AG. The business is included in the corporate division GTB.

—	On February 25, 2009, the Group completed the acquisition of a minority stake in Deutsche Postbank AG, one of Germany’s major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction are included in the corporate division CI.

—	In December 2008, RREEF Alternative Investments acquired a significant minority interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the corporate division AWM.

—	In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business is branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.

—	In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the corporate division GTB.

—	In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors’ interests in the North America Infrastructure Fund, whose sole underlying investment was Maher Terminals. The investment is included in the corporate division CI.

—	In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the corporate division AWM, to State Street Bank.

—	Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included in the corporate division AWM.

—	Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. The investment is included in the corporate division AWM.

—	In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS’ unitholders. The investment was included in the corporate division AWM.

—	In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the corporate division GTB.

—	In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30%. Harvest is a mutual fund manager in China. The investment is included in the corporate division AWM.

—	In October 2007, the Group acquired Abbey Life Assurance Company Limited, a U.K. company that consists primarily of unit-linked life and pension policies and annuities. The business is included in the corporate division CB&S.

—	In July 2007, AM completed the sale of its local Italian mutual fund business and established long term distribution arrangements with the Group’s strategic partner, Anima S.G.R.p.A. The business was included in the corporate division AWM.

—	In July 2007, RREEF Private Equity acquired a significant stake in Aldus Equity, an alternative asset management and advisory boutique, which specializes in customized private equity investing for institutional and high net worth investors. The business is included in the corporate division AWM.

—	In July 2007, the Group announced the completion of the acquisition of the institutional cross-border custody business of Türkiye Garanti Bankasi A. Ş. The business is included in the corporate division GTB.

—	In July 2007, RREEF Infrastructure completed the acquisition of Maher Terminals. After a partial sale into the fund for which it was acquired, Maher Terminals was deconsolidated in October 2007.

—	In June 2007, the Group completed the sale of the Australian Asset Management domestic manufacturing operations to Aberdeen Asset Management. The business was included in the corporate division AWM.

—	In January 2007, the Group sold the second tranche (41%) of PBC’s Italian BankAmericard processing activities to Istituto Centrale delle Banche Popolari Italiane (“ICBPI”), the central body of Italian cooperative banks. The business was included in the corporate division PBC.

—	In January 2007, the Group completed the acquisition of MortgageIT Holdings, Inc., a residential mortgage real estate investment trust (REIT) in the United States. The business is included in the corporate division CB&S.

—	In January 2007, the Group completed the acquisition of Berliner Bank, which is included in the corporate division PBC. The acquisition expands the Group’s market share in the retail banking sector of the German capital.

20-F     Notes to the Consolidated Financial Statements
Measurement of Segment Profit or Loss
Segment reporting requires a presentation of the segment results based on management reporting methods, including a reconciliation between the results of the business segments and the consolidated financial statements, which is presented in the “Reconciliation of Segmental Results of Operations to Consolidated Results of Operations” section of this note. The information provided about each segment is based on the internal reports about segment profit or loss, assets and other information which are regularly reviewed by the chief operating decision-maker.
Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to minority interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Minority interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments, or C&A) and a component of net income appropriation under IFRS.
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
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. Therefore, to create comparability with those competitors who have legally independent units with their own equity funding, the Group allocates the net notional interest credit on its consolidated capital (after deduction of certain related charges such as hedging of net investments in certain foreign operations) to the business segments, in proportion to each business segment’s allocated average active equity.

The Group reviewed its internal funding systems as a reaction to the significant changes of funding costs during the financial crisis, and adopted in 2009 a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.
The financial impact on the business segments for 2009 was as follows:
—	GTB (€ 160 million), AWM (€ 32 million) and PBC (€ 4 million) received additional funding benefit.

—	CB&S (€ 167 million) and CI (€ 30 million) received additional funding costs.
Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These measures include:
—	Average Active Equity: The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the average shareholders’ equity is adjusted are average unrealized net gains (losses) on assets available for sale and average fair value adjustments on cash flow hedges (both components net of applicable taxes) as well as average dividends, for which a proposal is accrued on a quarterly basis and payments occur once a year following the approval by the Annual General Meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. The Group’s average active equity is allocated to the business segments and to C&A in proportion to their economic risk exposures, which consist of economic capital, goodwill and unamortized other intangible assets. The total amount allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2007 and 2008, this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5%. In 2009, the Group derived its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.

—	Return on Average Active Equity in % is defined as income before income taxes less minority interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

20-F     Notes to the Consolidated Financial Statements
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2009, 2008 and 2007, respectively. The presentation of revenues and noninterest expenses in prior periods has been adjusted for changes in accounting policy relating to premiums paid for financial guarantees and certain clearing and settlement fees, in accordance with Note [1].

	Corporate and Investment Bank			Private Clients and Asset Management
		Global		Asset and				Total
2009	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting[5]
Net revenues[1]	16,197	2,606	18,804	2,688	5,576	8,264	1,044	28,112

Provision for credit losses	1,789	27	1,816	17	790	806	8	2,630

Total noninterest expenses	10,874	1,804	12,678	2,476	4,328	6,804	581	20,063
therein:
Depreciation, depletion and amortization	71	5	76	18	69	87	8	171
Severance payments	138	7	145	106	192	297	0	442
Policyholder benefits and claims	541	—	541	0	—	0	—	541
Impairment of intangible assets	5	—	5	(291)	—	(291)	151	(134)
Restructuring activities	—	—	—	—	—	—	—	—

Minority interest	(2)	—	(2)	(7)	0	(7)	(1)	(10)

Income (loss) before income taxes	3,537	776	4,312	202	458	660	456	5,428

Cost/income ratio	67%	69%	67%	92%	78%	82%	56%	71%
Assets[2,3]	1,308,220	47,416	1,343,824	43,761	131,013	174,738	28,456	1,491,108
Expenditures for additions to long-lived assets	73	17	89	56	42	98	395	583
Risk-weighted assets	188,116	15,846	203,962	12,201	36,872	49,073	16,935	269,969
Average active equity[4]	17,881	1,160	19,041	4,791	3,617	8,408	4,323	31,772
Pre-tax return on average active equity	20%	67%	23%	4%	13%	8%	11%	17%

1 Includes:
Net interest income	7,480	1,037	8,516	381	3,493	3,874	(108)	12,283
Net revenues from external customers	17,000	2,127	19,127	2,528	5,372	7,900	1,053	28,079
Net intersegment revenues	(802)	479	(323)	160	204	364	(9)	33
Net income (loss) from equity method investments	(77)	1	(76)	(14)	1	(12)	155	67

2 Includes:
Equity method investments	1,543	40	1,584	202	42	244	5,911	7,739

3	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5	Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million which are excluded from the Group’s target definition.

	Corporate and Investment Bank			Private Clients and Asset Management
		Global		Asset and				Total
2008	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting[5]
Net revenues[1]	428	2,774	3,201	3,264	5,777	9,041	1,290	13,532

Provision for credit losses	402	5	408	15	653	668	(1)	1,075

Total noninterest expenses	8,550	1,663	10,213	3,794	4,178	7,972	95	18,279
therein:
Depreciation, depletion and amortization	53	6	57	17	77	93	8	158
Severance payments	334	3	337	29	84	113	0	450
Policyholder benefits and claims	(273)	—	(273)	18	—	18	—	(256)
Impairment of intangible assets	5	—	5	580	—	580	—	585
Restructuring activities	—	—	—	—	—	—	—	—

Minority interest	(48)	—	(48)	(20)	0	(20)	2	(66)

Income (loss) before income taxes	(8,476)	1,106	(7,371)	(525)	945	420	1,194	(5,756)

Cost/income ratio	N/M	60%	N/M	116%	72%	88%	7%	135%
Assets[2,3]	2,011,983	49,487	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Risk-weighted assets	234,344	15,400	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979
Pre-tax return on average active equity	(44)%	102%	(36)%	(11)%	27%	5%	N/M	(20)%

1 Includes:
Net interest income	7,683	1,157	8,840	496	3,249	3,746	7	12,592
Net revenues from external customers	546	2,814	3,359	3,418	5,463	8,881	1,259	13,499
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42

2 Includes:
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

3	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group’s target definition.

20-F     Notes to the Consolidated Financial Statements

	Corporate and Investment Bank			Private Clients and Asset Management
		Global		Asset and				Total
2007	Corporate	Trans-		Wealth	Private &		Corporate	Manage-
in € m.	Banking &	action		Manage-	Business		Invest-	ment
(unless stated otherwise)	Securities	Banking	Total	ment	Clients	Total	ments	Reporting[5]
Net revenues[1]	16,591	2,585	19,176	4,374	5,755	10,129	1,517	30,822

Provision for credit losses	102	7	109	1	501	501	3	613

Total noninterest expenses	12,253	1,633	13,886	3,453	4,108	7,560	220	21,667
therein:
Depreciation, depletion and amortization	52	8	57	20	82	102	17	176
Severance payments	100	7	107	28	27	55	0	162
Policyholder benefits and claims	116	—	116	73	—	73	—	188
Impairment of intangible assets	—	—	—	74	—	74	54	128
Restructuring activities	(4)	(1)	(4)	(8)	(1)	(9)	(0)	(13)

Minority interest	34	—	34	7	0	8	(5)	37

Income (loss) before income taxes	4,202	945	5,147	913	1,146	2,059	1,299	8,505

Cost/income ratio	74%	63%	72%	79%	71%	75%	15%	70%
Assets[2,3]	1,785,876	32,117	1,800,027	39,180	117,809	156,767	13,005	1,916,304
Expenditures for additions to long-lived assets	351	87	438	2	62	65	0	503
Risk-weighted assets	218,663	18,363	237,026	15,864	69,722	85,586	4,891	327,503
Average active equity[4]	19,619	1,095	20,714	5,109	3,430	8,539	473	29,725
Pre-tax return on average active equity	21%	86%	25%	18%	33%	24%	N/M	29%

1 Includes:
Net interest income	4,362	1,106	5,467	165	3,083	3,248	(5)	8,710
Net revenues from external customers	16,775	2,498	19,273	4,615	5,408	10,023	1,492	30,788
Net intersegment revenues	(184)	87	(97)	(241)	347	106	25	34
Net income (loss) from equity method investments	72	1	74	142	3	145	197	416

2 Includes:
Equity method investments	2,430	39	2,469	560	45	605	221	3,295

N/M – Not meaningful

3	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

4	For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

5	Includes gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million, a gain from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million and an impairment of intangible assets (Asset Management) of € 74 million, which are excluded from the Group’s target definition.

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
The following table presents a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, respectively.

	2009			2008			2007
	Total	Consoli-		Total	Consoli-		Total	Consoli-
	Manage-	dation &	Total	Manage-	dation &	Total	Manage-	dation &	Total
	ment	Adjust-	Consoli-	ment	Adjust-	Consoli-	ment	Adjust-	Consoli-
in € m.	Reporting	ments	dated	Reporting	ments	dated	Reporting	ments	dated
Net revenues[1]	28,112	(159)	27,952	13,532	82	13,613	30,822	7	30,829
Provision for credit losses	2,630	(0)	2,630	1,075	1	1,076	613	(1)	612
Noninterest expenses	20,063	57	20,120	18,279	(0)	18,278	21,667	(199)	21,468
Minority interest	(10)	10	—	(66)	66	—	37	(37)	—

Income (loss) before income taxes	5,428	(226)	5,202	(5,756)	15	(5,741)	8,505	243	8,749

Assets	1,491,108	9,556	1,500,664	2,189,313	13,110	2,202,423	1,916,304	8,699	1,925,003
Risk-weighted assets	269,969	3,507	273,476	305,953	1,779	307,732	327,503	1,315	328,818
Average active equity	31,772	2,840	34,613	28,979	3,100	32,079	29,725	368	30,093

1	Net interest income and noninterest income.
In 2009, loss before income taxes in C&A was € 226 million. Noninterest expenses included charges related to litigation provisions and other items outside the management responsibility of the business segments. Partly offsetting were value-added tax benefits. The main adjustments to net revenues in C&A in 2009 were:
—	Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which decreased net revenues by approximately € 535 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in short-term interest rates in both euro and U.S. dollar.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 225 million.

—	Derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, resulted in an increase of approximately € 460 million.

—	The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

20-F     Notes to the Consolidated Financial Statements
In 2008, income before income taxes in C&A was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value-added tax benefits. The main adjustments to net revenues in C&A in 2008 were:
—	Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which increased net revenues by approximately € 450 million, relate to economically hedged short-term positions and were driven by the significant volatility and overall decline of short-term interest rates.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.

—	Trading results from the Group’s own shares and certain derivatives indexed to own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.

—	Decreases related to the elimination of intra-Group rental income were € 37 million.

—	The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on nondivisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.
In 2007, income before income taxes in C&A was € 243 million. Noninterest expenses benefited primarily from a recovery of value-added tax paid in prior years, based on a refined methodology which was agreed with the tax authorities, and reimbursements associated with several litigation cases. The main adjustments to net revenues in C&A in 2007 were:
—	Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS decreased net revenues by approximately € 100 million.

—	Trading results from the Group’s own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 30 million.

—	Decreases related to the elimination of intra-Group rental income were € 39 million.

—	Net interest income related to tax refunds and accruals increased net revenues by € 69 million.

—	The remainder of net revenues was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for nondivisionalized assets/liabilities and results from hedging the net investments in certain foreign operations.
Assets and risk-weighted assets in C&A reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.

Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the “Measurement of Segment Profit or Loss” section of this Note.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2009, 2008 and 2007, respectively.

	Corporate and Investment Bank
in € m.	2009	2008	2007
Sales & Trading (equity)	2,734	(631)	4,612
Sales & Trading (debt and other products)	9,795	116	8,401

Total Sales & Trading	12,529	(514)	13,013

Origination (equity)	663	334	860
Origination (debt)	1,132	(713)	714

Total origination	1,795	(379)	1,573

Advisory	402	589	1,089
Loan products	1,623	1,393	1,067
Transaction services	2,606	2,774	2,585
Other products	(151)	(661)	(151)

Total	18,804	3,201	19,176

	Private Clients and Asset Management
in € m.	2009	2008	2007
Portfolio/fund management	2,033	2,457	3,017
Brokerage	1,456	1,891	2,172
Loan/deposit	3,531	3,251	3,154
Payments, account & remaining financial services	1,005	1,066	1,030
Other products	239	376	756

Total	8,264	9,041	10,129

20-F     Notes to the Consolidated Financial Statements
The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2009, 2008 and 2007, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for CI and C&A is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2009	2008	2007
Germany:
CIB	2,353	2,997	3,012
PCAM	4,769	5,208	5,514

Total Germany	7,122	8,205	8,525

Europe, Middle East and Africa:
CIB	8,483	(629)	7,713
PCAM	2,482	2,391	2,816

Total Europe, Middle East and Africa[1]	10,964	1,762	10,530

Americas (primarily United States):
CIB	5,295	(838)	4,628
PCAM	724	971	1,331

Total Americas	6,020	133	5,959

Asia/Pacific:
CIB	2,672	1,671	3,823
PCAM	289	471	468

Total Asia/Pacific	2,961	2,142	4,291

CI	1,044	1,290	1,517
Consolidation & Adjustments	(159)	82	7

Consolidated net revenues[2]	27,952	13,613	30,829

1	For the years ended December 31, 2009 and 2007, respectively, the United Kingdom accounted for roughly 60% of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.

2	Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income). Revenues are attributed to countries based on the location in which the Group’s booking office is located. The location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction. Where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Notes to the Consolidated Income Statement
[5] Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net Interest Income
The following are the components of interest and similar income and interest expense.

in € m.	2009	2008	2007
Interest and similar income:
Interest-earning deposits with banks	633	1,313	1,384
Central bank funds sold and securities purchased under resale agreements	320	964	1,090
Securities borrowed	67	1,011	3,784
Financial assets at fair value through profit or loss	13,634	34,938	42,920
Interest income on financial assets available for sale	496	1,260	1,596
Dividend income on financial assets available for sale	91	312	200
Loans	10,555	12,269	10,901
Other	1,157	2,482	2,800

Total interest and similar income	26,953	54,549	64,675

Interest expense:
Interest-bearing deposits	5,119	13,015	17,371
Central bank funds purchased and securities sold under repurchase agreements	280	4,425	6,869
Securities loaned	269	304	996
Financial liabilities at fair value through profit or loss	4,503	14,811	20,989
Other short-term borrowings	798	1,905	2,665
Long-term debt	2,612	5,273	4,912
Trust preferred securities	680	571	339
Other	233	1,792	1,685

Total interest expense	14,494	42,096	55,826

Net interest income	12,459	12,453	8,849

Interest income recorded on impaired financial assets was € 133 million, € 65 million and € 57 million for the years ended December 31, 2009, 2008 and 2007, respectively.

20-F     Notes to the Consolidated Income Statement
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2009	2008	2007
Trading income:
Sales & Trading (equity)	2,148	(9,615)	3,797
Sales & Trading (debt and other products)	5,668	(25,369)	(427)
Total Sales & Trading	7,816	(34,984)	3,370
Other trading income	(2,182)	1,155	548

Total trading income	5,634	(33,829)	3,918

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	(73)	—	(41)
Securities borrowed/loaned	(2)	(4)	33
Loans and loan commitments	3,929	(4,016)	(570)
Deposits	(162)	139	10
Long-term debt[1]	(2,550)	28,630	3,782
Other financial assets/liabilities designated at fair value through profit or loss	333	(912)	43

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	1,475	23,837	3,257

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175

1	Includes € 176 million, € 17.9 billion and € 3.5 billion from securitization structures for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Fair value movements on related instruments of € (49) million, € (20.1) billion and € (4.4) billion for December 31, 2009, December 31, 2008 and December 31, 2007, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.
Combined Overview
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate and Investment Bank.

The following table presents data relating to the Group’s combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate and Investment Bank, by product, for the years ended December 31, 2009, 2008 and 2007, respectively.

in € m.	2009	2008	2007
Net interest income	12,459	12,453	8,849
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,109	(9,992)	7,175

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,568	2,461	16,024

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:
Sales & Trading (equity)	2,047	(1,895)	3,117
Sales & Trading (debt and other products)	9,735	317	7,483
Total Sales & Trading	11,782	(1,578)	10,600
Loan products[1]	767	1,014	499
Transaction services	1,177	1,358	1,297
Remaining products[2]	239	(1,821)	(118)
Total Corporate and Investment Bank	13,966	(1,027)	12,278
Private Clients and Asset Management	4,160	3,871	3,529
Corporate Investments	793	(172)	157
Consolidation & Adjustments	649	(211)	61

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	19,568	2,461	16,024

1	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

2	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
[6] Commissions and Fee Income
The following are the components of commission and fee income and expense.

in € m.	2009	2008	2007
Commission and fee income and expense:
Commission and fee income	11,377	12,449	15,199
Commission and fee expense	2,466	2,708	2,917

Net commissions and fee income	8,911	9,741	12,282

in € m.	2009	2008	2007
Net commissions and fee income:
Net commissions and fees from fiduciary activities	2,925	3,414	3,965
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	3,449	3,790	5,490
Net fees for other customer services	2,537	2,537	2,827

Net commissions and fee income	8,911	9,741	12,282

20-F     Notes to the Consolidated Income Statement
[7] Net Gains (Losses) on Financial Assets Available for Sale
The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2009	2008	2007
Net gains (losses) on financial assets available for sale:
Net gains (losses) on debt securities:	37	(534)	(192)
Net gains (losses) from disposal	119	17	8
Impairments	(82)	(551)	(200)
Net gains (losses) on equity securities:	(295)	1,156	944
Net gains (losses) from disposal	443	1,428	1,004
Impairments	(738)	(272)	(60)
Net gains (losses) on loans:	(56)	(63)	(12)
Net gains (losses) from disposal	9	(12)	(8)
Impairments	(81)	(52)	(4)
Reversal of impairments	16	1	—
Net gains (losses) on other equity interests:	(89)	107	53
Net gains (losses) from disposal	—	108	60
Impairments	(89)	(1)	(7)

Total net gains (losses) on financial assets available for sale	(403)	666	793

[8] Other Income
The following are the components of other income.

in € m.	2009	2008	2007
Other income:
Net income (loss) from investment properties	(117)	8	29
Net gains (losses) on disposal of investment properties	(2)	—	8
Net gains (losses) on disposal of consolidated subsidiaries	61	85	321
Net gains (losses) on disposal of loans	2	50	44
Insurance premiums[1]	129	308	134
Remaining other income[2]	(256)	248	841

Total other income	(183)	699	1,377

1	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

2	The decrease from 2008 to 2009 in remaining other income was primarily driven by an impairment charge of € 575 million on The Cosmopolitan Resort and Casino property recorded in 2009. The decrease from 2007 to 2008 was primarily driven by the non-recurrence of gains of € 317 million from the sale/leaseback of the Group’s 60 Wall Street premises in New York and € 148 million other income from consolidated investments recorded in 2007.

[9] General and Administrative Expenses
The following are the components of general and administrative expenses.

in € m.	2009	2008	2007
General and administrative expenses:
IT costs	1,759	1,818	1,863
Occupancy, furniture and equipment expenses	1,457	1,434	1,347
Professional service fees	1,088	1,164	1,257
Communication and data services	672	698	678
Travel and representation expenses	408	504	554
Payment, clearing and custodian services	406	415	436
Marketing expenses	278	373	411
Other expenses	2,334	1,933	1,492

Total general and administrative expenses	8,402	8,339	8,038

Other expenses include, among other items, regulatory and insurance related costs, other taxes, operational losses and other non-compensation staff related expenses. The increase in other expenses was mainly driven by charges of € 316 million from a legal settlement with Huntsman Corp. and of € 200 million related to the Group’s offer to repurchase certain products from private investors.
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
In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share.

20-F     Notes to the Consolidated Income Statement
The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, respectively.

in € m.	2009	2008	2007
Net income (loss) attributable to Deutsche Bank shareholders — numerator for basic earnings per share	4,973	(3,835)	6,474

Effect of dilutive securities:
Forwards and options	—	—	—
Convertible debt	2	(1)	—

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions — numerator for diluted earnings per share	4,975	(3,836)	6,474

Number of shares in m.

Weighted-average shares outstanding — denominator for basic earnings per share	628.1	504.1	474.2

Effect of dilutive securities:
Forwards	0.0	0.0	0.3
Employee stock compensation options	0.1	0.0	1.8
Convertible debt	0.7	0.1	0.7
Deferred shares	26.4	0.0	18.6
Other (including trading options)	0.1	0.0	0.5

Dilutive potential common shares	27.3	0.1	21.9

Adjusted weighted-average shares after assumed conversions — denominator for diluted earnings per share	655.4	504.2	496.1

in €	2009	2008	2007
Basic earnings per share	7.92	(7.61)	13.65
Diluted earnings per share	7.59	(7.61)	13.05
Due to the net loss situation, potentially dilutive instruments were generally not considered for the calculation of diluted earnings per share for the year ended December 31, 2008, because to do so would have been anti-dilutive. Under a net income situation however, the number of adjusted weighted-average shares after assumed conversions for the year ended December 31, 2008 would have increased by 31.2 million shares.
As of December 31, 2009, 2008 and 2007, the following instruments were outstanding and were not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Number of shares in m.	2009	2008	2007
Forward purchase contracts	0.0	0.0	39.4
Put options sold	0.0	0.1	0.2
Call options sold	0.0	0.3	0.7
Employee stock compensation options	0.3	1.8	0.1
Deferred shares	0.0	26.9	0.6

Notes to the Consolidated Balance Sheet
[11] Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2009	Dec 31, 2008
Trading assets:
Trading securities	206,710	204,994
Other trading assets[1]	28,200	42,468

Total trading assets	234,910	247,462

Positive market values from derivative financial instruments	596,410	1,224,493

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	89,977	94,726
Securities borrowed	19,987	29,079
Loans	12,964	18,739
Other financial assets designated at fair value through profit or loss	11,072	9,312

Total financial assets designated at fair value through profit or loss	134,000	151,856

Total financial assets at fair value through profit or loss	965,320	1,623,811

1	Includes traded loans of € 21,847 million and € 31,421 million at December 31, 2009 and 2008 respectively.

in € m.	Dec 31, 2009	Dec 31, 2008
Trading liabilities:
Trading securities	62,402	56,967
Other trading liabilities	2,099	11,201

Total trading liabilities	64,501	68,168

Negative market values from derivative financial instruments	576,973	1,181,617

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	52,795	52,633
Loan commitments	447	2,352
Long-term debt	15,395	18,439
Other financial liabilities designated at fair value through profit or loss	4,885	4,579

Total financial liabilities designated at fair value through profit or loss	73,522	78,003

Investment contract liabilities[1]	7,278	5,977

Total financial liabilities at fair value through profit or loss	722,274	1,333,765

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.
Loans and Loan Commitments designated at Fair Value through Profit or Loss
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 123 billion and € 143 billion as of December 31, 2009, and 2008, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

20-F     Notes to the Consolidated Balance Sheet
The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option was € 110.0 billion and € 123.8 billion at December 31, 2009 and December 31, 2008 respectively, this credit risk is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments. The credit risk on the loans designated under the fair value option of € 13.0 billion and € 18.7 billion as of December 31, 2009 and 2008, respectively, is mitigated in a number of ways. The majority of the drawn loan balance is mitigated through the purchase of credit default swaps, the remainder is mitigated by the holding of collateral.
The valuation of collateralized loans takes into account the credit enhancement received. Where the instruments are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk, rather the fair value movement of the instruments is due to market risk movements in the value of the collateral and interest rates.
Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 48.9 billion and € 50.5 billion as of December 31, 2009, and 2008, respectively. The notional value of credit derivatives used to mitigate the exposure to credit risk on drawn loans and undrawn irrevocable loan commitments designated at fair value was € 32.7 billion and € 36.5 billion as of December 31, 2009, and 2008, respectively.
The changes in fair value attributable to movements in counterparty credit risk are detailed in the table below.

	Dec 31, 2009		Dec 31, 2008
		Loan		Loan
		commit-		commit-
in € m.	Loans	ments	Loans	ments
Changes in fair value of loans and loan commitments due to credit risk
Cumulative change in the fair value	28	(24)	(870)	(2,731)
Annual change in the fair value in 2009/2008	938	1,565	(815)	(2,558)
Changes in fair value of credit derivatives used to mitigate credit risk
Cumulative change in the fair value	(47)	(51)	844	2,674
Annual change in the fair value in 2009/2008	(1,250)	(1,355)	784	2,482
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

Financial Liabilities designated at Fair Value through Profit or Loss
The fair value of a financial liability incorporates the credit risk of that financial liability. The changes in fair value of financial liabilities designated at fair value through profit or loss in issue at the year-end attributable to movements in the Group’s credit risk are detailed in the table below. The changes in the fair value of financial liabilities designated at fair value through profit or loss issued by consolidated SPEs have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated SPE, which is dependent on the collateral it holds.

in € m.	Dec 31, 2009	Dec 31, 2008
Cumulative change in the fair value	30	364
Annual change in the fair value in 2009/2008	(264)	349
The fair value of the debt issued takes into account the credit risk of the Group. Where the instrument is quoted in an active market, the movement in fair value due to credit risk is calculated as the amount of change in fair value that is not attributable to changes in market conditions that give rise to market risk. Where the instrument is not quoted in an active market, the fair value is calculated using a valuation technique that incorporates credit risk by discounting the contractual cash flows on the debt using a credit-adjusted yield curve which reflects the level at which the Group could issue similar instruments at the reporting date.
The credit risk on undrawn irrevocable loan commitments is predominantly counterparty credit risk. The change in fair value due to counterparty credit risk on undrawn irrevocable loan commitments has been disclosed with the counterparty credit risk on the drawn loans.
For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 36.8 billion and € 33.7 billion more than the carrying amount as of December 31, 2009 and 2008, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.
The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 0.6 billion and € 1.4 billion as of December 31, 2009, and 2008, respectively.

20-F     Notes to the Consolidated Balance Sheet
[12] Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, the Group concluded that the reclassifications aligned the accounting more closely with the business intent. Assets that were reclassified in the third quarter 2008 were reclassified with effect from July 1, 2008 at the fair value as of that date. Where the business decision to reclassify was made by November 1, 2008 and these assets met the reclassification rules and the Group’s internal reclassification criteria, the reclassifications were made with effect from October 1, 2008. Business decisions to reclassify assets after November 1, 2008 were made on a prospective basis at fair value on the date reclassification was approved. The disclosures below detail the impact of the reclassifications on the Group.
The following table shows carrying values and fair values of the assets reclassified in 2008 and 2009.

	Cumulative reclassifications				Cumulative reclassifications
	through Dec 31, 2009				through Dec 31, 2008
	Carrying				Carrying
	value at	Dec 31, 2009			value at	Dec 31, 2008
	reclassifica-	Carrying			reclassifica-	Carrying
in € m.	tion date	value		Fair value	tion date	value	Fair Value
Assets reclassified in 2008:
Trading assets reclassified to loans	23,633	21,397		18,837	23,633	23,637	20,717
Financial assets available for sale reclassified to loans	11,354	9,267		8,290	11,354	10,787	8,628

Total financial assets reclassified to loans	34,987	30,664	[1]	27,127	34,987	34,424	29,345

Assets reclassified in 2009:
Trading assets reclassified to loans	2,961	2,890		2,715

Total financial assets reclassified to loans	2,961	2,890		2,715

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and foreign exchange movements.

The following table shows the ranges of effective interest rates based on weighted average rates by business and the expected recoverable cash flows estimated at reclassification date.

	Cumulative reclassifications		Cumulative reclassifications
	through Dec 31, 2009		through Dec 31, 2008
		Financial assets		Financial assets
in € bn.	Trading assets	available for sale	Trading assets	available for sale
(unless stated otherwise)	reclassified to loans	reclassified to loans	reclassified to loans	reclassified to loans
Effective interest rates at reclassification date:
upper range	13.1%	9.9%	13.1%	9.9%
lower range	2.8%	3.9%	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6	35.9	17.6

The additional impact on the Group’s income statement and shareholders’ equity if the reclassifications had not been made is shown in the table below.

in € m.	2009	2008[1]
Unrealized fair value losses on the reclassified trading assets, gross of provisions for credit losses	(884)	(3,230)
Impairment losses on the reclassified financial assets available for sale which were impaired	(9)	(209)
Movement in shareholders’ equity representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale	1,147	(1,826)

1	Reclassifications were made from 1 July 2008 and so the 2008 balances represent a six month period.
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

in € m.	2009	2008[1]
Interest income	1,368	659
Provision for credit losses	(1,047)	(166)

Income before income taxes on reclassified trading assets	321	493

Interest income	227	258
Provision for credit losses	(205)	(91)

Income before income taxes on reclassified financial assets available for sale	22	167

1	Reclassifications were made from 1 July 2008 and so the 2008 balances represent a six month period.
Prior to their reclassification, assets reclassified in 2009 contributed fair value losses of € 252 million to the income statement for the year ended December 31, 2008 and fair value losses of € 48 million to the income statement for the year ended December 31, 2009.

20-F     Notes to the Consolidated Balance Sheet
Prior to their reclassification, assets reclassified from trading in 2008 contributed fair value losses of € 1.8 billion to the income statement for the year ended December 31, 2008 and € 613 million of fair value losses for the year ended December 31, 2007. Assets reclassified from available for sale during 2008 contributed, prior to their reclassification, impairment charges of € 174 million to the income statement and additional unrealized losses of € 736 million to the consolidated statement of recognized income and expense for the year ended December 31, 2008 and no impairment losses and additional unrealized losses of € 275 million to the consolidated statement of recognized income and expense for the year ended December 31, 2007.
As of the reclassification dates, unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.1 billion, which relate to reclassifications made during 2008. This amount is released from shareholders’ equity to the income statement on an effective interest rate basis. Where the asset subsequently becomes impaired the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.
[13] Financial Instruments carried at Fair Value
Valuation Methods and Control
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
Large position liquidity adjustments are appropriate when the size of a position is large enough relative to the market size that it could not be liquidated at the market bid/offer spread within a reasonable time frame. These adjustments reflect the wider bid/offer spread appropriate for deriving fair value of the large positions; they are not the amounts that would be required to reach a forced sale valuation. Large position liquidity adjustments are not made for instruments that are traded in active markets.
Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on market evidence, which may include historic default levels, fundamental analysis of financial information, and CDS spreads.

20-F     Notes to the Consolidated Balance Sheet
Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2009.
Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.
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
For instruments where fair value is determined from valuation models, the assumptions and techniques used within the models are independently validated by an independent specialist model validation group that is part of the Group’s Risk Management function.
Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.
Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models, assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

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
Valuation Techniques with Observable Parameters (Level 2): This level of the hierarchy includes the majority of the Group’s OTC derivative contracts, corporate debt held, securities purchased/sold under resale/ repurchase agreements, securities borrowed/loaned, traded loans and issued structured debt designated under the fair value option.

20-F     Notes to the Consolidated Balance Sheet
Valuation Techniques with Significant Unobservable Parameters (Level 3): Instruments classified in this category have a parameter input or inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument. This level of the hierarchy includes more complex OTC derivatives, certain private equity investments, illiquid loans, certain highly structured bonds including illiquid asset backed securities and structured debt issuances with unobservable components.
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note [1].

	Dec 31, 2009			Dec 31, 2008
		Valuation	Valuation		Valuation	Valuation
	Quoted	technique	technique	Quoted	technique	technique
	prices in	observable	unobservable	prices in	observable	unobservable
	active market	parameters	parameters	active market	parameters	parameters
in € m.	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Financial assets held at fair value:
Trading securities	84,833	106,268	15,609	72,240	115,486	17,268
Positive market values from derivative financial instruments	19,684	551,514	25,211	36,062	1,139,639	48,792
Other trading assets	456	16,963	10,782	348	28,560	13,560
Financial assets designated at fair value through profit or loss	5,698	124,892	3,410	8,630	137,421	5,805
Financial assets available for sale	10,789	4,863	3,167	11,911	11,474	1,450
Other financial assets at fair value[1]	—	7,014	41	—	9,691	788

Total financial assets held at fair value	121,460	811,514	58,220	129,191	1,442,271	87,663

Financial liabilities held at fair value:
Trading securities	43,182	18,787	431	38,921	17,380	666
Negative market values from derivative financial instruments	18,699	542,683	15,591	38,380	1,114,499	28,738
Other trading liabilities	1	1,817	283	—	11,027	174
Financial liabilities designated at fair value through profit or loss	177	70,724	2,621	708	71,265	6,030
Investment contract liabilities[2]	—	7,278	—	—	5,977	—
Other financial liabilities at fair value[1]	—	2,698	(757)	—	5,513	(1,249)

Total financial liabilities held at fair value	62,059	643,987	18,169	78,009	1,225,661	34,359

1	Derivatives which are embedded in contracts where the host contract is not held at fair value through the profit or loss but for which the embedded derivative is separated are presented within other financial assets/liabilities at fair value for the purposes of this disclosure. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

2	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note [39] for more detail on these contracts.
There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Valuation Techniques
The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.
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
Loans: For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

20-F     Notes to the Consolidated Balance Sheet
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
More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and calibrated to the market prices. Where the model value does not calibrate to the market price then adjustments are made to the model value to adjust to the market value. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.
Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “OTC derivative financial instruments” section above.
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
Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)
The table below presents the financial instruments categorized in the third level followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in the third level of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2009	Dec 31, 2008
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	335	602
Mortgage and other asset-backed securities	7,068	5,870
Corporate debt securities and other debt obligations	7,444	10,669
Equity securities	762	127
Total trading securities	15,609	17,268
Positive market values from derivative financial instruments	25,211	48,792
Other trading assets	10,782	13,560
Financial assets designated at fair value through profit or loss:
Loans	2,905	5,531
Other financial assets designated at fair value through profit or loss	505	274
Total financial assets designated at fair value through profit or loss	3,410	5,805
Financial assets available for sale	3,167	1,450
Other financial assets at fair value	41	788

Total financial assets held at fair value	58,220	87,663

Financial liabilities held at fair value:
Trading securities	431	666
Negative market values from derivative financial instruments	15,591	28,738
Other trading liabilities	283	174
Financial liabilities designated at fair value through profit or loss:
Loan commitments	447	2,195
Long-term debt	1,723	1,488
Other financial liabilities designated at fair value through profit or loss	451	2,347
Total financial liabilities designated at fair value through profit or loss	2,621	6,030
Other financial liabilities at fair value	(757)	(1,249)

Total financial liabilities held at fair value	18,169	34,359

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here.

20-F     Notes to the Consolidated Balance Sheet
Positive and Negative Market Values from Derivative Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.
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
During 2009, the market value of derivatives instruments in the third level of the hierarchy has significantly declined primarily as a result of changes to input parameters, in particular tightening credit spreads. In addition there has been an increase in liquidity for some products which has enabled some migration to the second level of the fair value hierarchy.
Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was significantly reduced in the year due to falls in the value of the loans as well as from positions which have matured during the year.
Financial Assets/Liabilities designated at Fair Value through Profit or Loss: Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable. The balance has reduced during 2009 mainly as a result of reduced drawings on revolving loan facilities and loan facilities which have matured during the year.
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.
Reconciliation of financial instruments classified in Level 3
The table below presents a reconciliation of financial instruments categorized in level 3 of the fair value hierarchy followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input, however; they are required to be presented as gross assets and liabilities in the table below. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table below does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
Transfers in and transfers out of level 3 during the year are recorded at their fair value at the beginning of year in the table below. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year.

20-F     Notes to the Consolidated Balance Sheet

	Balance,	Total					Transfers	Transfers	Balance,
	beginning	gains/				Settle-	into	out of	end of
in € m.	of year	losses[1]	Purchases	Sales	Issuances[5]	ments[6]	Level 3	Level 3	year
Financial assets held at fair value:
Trading securities	17,268	(2,304)	2,883	(5,084)	—	(1,570)	8,410	(3,994)	15,609
Positive market values from derivative financial instruments	48,792	(15,563)[7]	—	—	—	(6,397)	7,510	(9,131)	25,211
Other trading assets	13,560	1,832	1,919	(3,057)	246	(3,184)	2,309	(2,843)	10,782
Financial assets designated at fair value through profit or loss	5,805	1,507	222	(60)	952	(5,267)	695	(444)	3,410
Financial assets available for sale	1,450	(221)[2]	136	(143)	—	(97)	2,135	(93)	3,167
Other financial assets at fair value	788	70	9	—	—	—	—	(826)	41

Total financial assets held at fair value	87,663	(14,679)[3,4]	5,169	(8,344)	1,198	(16,515)	21,059	(17,331)	58,220

Financial liabilities held at fair value:
Trading securities	666	26	—	—	—	113	186	(560)	431
Negative market values from derivative financial instruments	28,738	(4,374)[7]	—	—	—	(5,546)	5,034	(8,261)	15,591
Other trading liabilities	174	68	—	—	—	205	—	(164)	283
Financial liabilities designated at fair value through profit or loss	6,030	(1,753)	—	—	208	(269)	1,443	(3,038)	2,621
Other financial liabilities at fair value	(1,249)	649	—	—	—	93	(253)	3	(757)

Total financial liabilities held at fair value	34,359	(5,384)[3,4]	—	—	208	(5,404)	6,410	(12,020)	18,169

1	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in net gains (losses) not recognized in the income statement net of tax.

2	Total gains and losses on available for sale include a gain of € 177 million recognized in Total net gains (losses) not recognized in the income statement, net of tax, and a loss of € 398 million recognized in the income statement presented in Net gains (losses) on financial assets available for sale.

3	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 6.6 billion and for total financial liabilities held at fair value this is a negative € 2.3 billion. This predominately relates to derivatives. The effect of exchange rate changes is reported in total gains (losses) not recognized in the income statement, net of tax.

4	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

5	Issuances relates to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

6	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

7	The gains and losses on derivatives arise as a result of changes to input parameters, in particular tightening of credit spreads.

Sensitivity Analysis of Unobservable Parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2009, it could have increased fair value by as much as € 4.3 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2008, it could have increased fair value by as much as € 4.9 billion or decreased fair value by as much as € 4.7 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.
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

20-F     Notes to the Consolidated Balance Sheet
The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2009		Dec 31, 2008
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	movement from using	movement from using	movement from using	movement from using
	reasonable possible	reasonable possible	reasonable possible	reasonable possible
in € m.	alternatives	alternatives	alternatives	alternatives
Derivatives:
Credit	2,585	2,689	3,606	3,731
Equity	213	106	226	105
Interest Related	103	117	40	31
Hybrid	342	168	140	76
Other	264	314	178	124
Securities:
Debt securities	311	277	162	152
Equity securities	36	28	8	2
Mortgage and asset backed	206	50	243	243
Loans:
Leveraged loans	5	5	32	17
Commercial loans	88	88	70	70
Traded loans	136	83	197	126

Total	4,289	3,925	4,902	4,677

Total gains or losses on level 3 instruments held or in issue at the reporting date
The total gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves, in accordance with IFRS 7.

An analysis of the total gains and losses recorded in profit or loss.

Total gains or losses recorded in net gains (losses) on financial instruments at fair value through profit or loss
in € m.	Dec 31, 2009
Financial assets held at fair value:
Trading securities	(433)
Positive market values from derivative financial instruments	(10,325)
Other trading assets	(404)
Financial assets designated at fair value through profit or loss	554
Financial assets available for sale[1]	(200)
Other financial assets at fair value	(8)

Total financial assets held at fair value	(10,816)

Financial liabilities held at fair value:
Trading securities	(15)
Negative market values from derivative financial instruments	2,226
Other trading liabilities	(35)
Financial liabilities designated at fair value through profit or loss	1,121
Other financial liabilities at fair value	(197)

Total financial liabilities held at fair value	3,100

Total	(7,716)

1	This amount relates to impairment losses on level 3 financial assets available for sale.
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

in € m.	2009	2008
Balance, beginning of year	697	521
New trades during the period	467	587
Amortization	(182)	(152)
Matured trades	(138)	(141)
Subsequent move to observability	(41)	(94)
Exchange rate changes	19	(24)

Balance, end of year	822	697

20-F     Notes to the Consolidated Balance Sheet
[14] Fair Value of Financial Instruments not carried at Fair Value
The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note [13], Financial Instruments carried at fair value.
As described in Note [12], Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note [13], Financial Instruments carried at Fair Value, to the reclassified assets.
Other financial instruments not carried at fair value are not part of a trading portfolio and are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally since the instruments generally do not trade there is significant management judgment required to determine these fair values.
The valuation techniques the Group applies are as follows:
Short-term financial instruments: The carrying amount represents a reasonable estimate of fair value for short-term financial instruments. The following instruments are predominantly short-term and fair value is estimated from the carrying value.

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

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap (“CDS”) markets, where available and appropriate.
For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized lending obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.
Securities purchased under resale agreements, securities borrowed, securities sold under repurchase agreements and securities loaned: Fair value is derived from valuation techniques by discounting future cash flows using the appropriate credit risk-adjusted discount rate. The credit risk-adjusted discount rate includes consideration of the collateral received or pledged in the transaction. These products are typically short-term and highly collateralized, therefore the fair value is not significantly different to the carrying value.
Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

20-F     Notes to the Consolidated Balance Sheet
The following table presents the estimated fair value of the Group’s financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2009		Dec 31, 2008[1]
	Carrying		Carrying
in € m.	value	Fair value	value	Fair value
Financial assets:
Cash and due from banks	9,346	9,346	9,826	9,826
Interest-earning deposits with banks	47,233	47,236	64,739	64,727
Central bank funds sold and securities purchased under resale agreements	6,820	6,820	9,267	9,218
Securities borrowed	43,509	43,509	35,022	34,764
Loans	258,105	249,661	269,281	254,536
Other assets[1]	105,004	104,995	115,871	115,698
Financial liabilities:
Deposits	344,220	344,700	395,553	396,148
Central bank funds purchased and securities sold under repurchase agreements	45,495	45,511	87,117	87,128
Securities loaned	5,564	5,564	3,216	3,216
Other short-term borrowings	42,897	42,833	39,115	38,954
Other liabilities[2]	127,777	127,789	131,156	130,989
Long-term debt	131,782	132,577	133,856	126,432
Trust preferred securities	10,577	9,518	9,729	6,148

1	Only includes financial assets or financial liabilities.

2	Prior year amounts have been adjusted by € 84.7 billion to include certain short-term liabilities which meet the definition of a financial instrument.
Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note [1].
Loans: The difference between fair value and carrying value at December 31, 2009 does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments. The difference between fair value and carrying value has declined during 2009 primarily due to a reduction in the size of the loan portfolio as well as a decrease in expected default rates as implied from the market pricing during 2009.
Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued. The decrease in the difference between the fair value and carrying value during the year is primarily due to the tightening of the Group’s credit spread since the prior year.

[15] Financial Assets Available for Sale
The following are the components of financial assets available for sale.

in € m.	Dec 31, 2009	Dec 31, 2008
Debt securities:
German government	2,585	2,672
U.S. Treasury and U.S. government agencies	901	302
U.S. local (municipal) governments	1	1
Other foreign governments	3,832	3,700
Corporates	4,280	6,035
Other asset-backed securities	999	372
Mortgage-backed securities, including obligations of U.S. federal agencies	815	87
Other debt securities	438	4,797

Total debt securities	13,851	17,966

Equity securities:
Equity shares	3,192	4,539
Investment certificates and mutual funds	76	208

Total equity securities	3,268	4,747

Other equity interests	699	893

Loans	1,001	1,229

Total financial assets available for sale	18,819	24,835

[16] Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting unless they are held for sale. As of December 31, 2009, there were three associates which were accounted for as held for sale. For information on assets held for sale please refer to Note [24].
As of December 31, 2009, the most significant equity method investment was the investment in Deutsche Postbank AG, Bonn, representing approximately 75% of the carrying value of equity method investments.
On February 25, 2009, the Group acquired a 22.9% stake in Deutsche Postbank AG as a contribution-in-kind against 50 million Deutsche Bank shares, which became effective with the registration of the shares in the commercial register on March 6, 2009. Together with a stake of approximately 2.1% held at that point in time as well as additional shares purchased after that transaction, the Group held an investment of 29.88% in Deutsche Postbank AG as of December 31, 2009. In addition to the acquisition of the shares, the transaction comprised two further tranches: a mandatorily-exchangeable bond of € 3.0 billion covering an additional 27.4% stake and put and call options covering an additional 12.1% stake in Deutsche Postbank AG. Due to its specific terms and conditions, the mandatorily-exchangeable bond primarily contains equity risk and is reported as part of the equity method investment. In addition, the net fair value of the derivative liability resulting from the put/call structure upon completion of the transaction was added to the acquisition cost of the equity method investment.

20-F     Notes to the Consolidated Balance Sheet
The following table provides summarized financial information of Deutsche Postbank AG for the years ended December 31, 2009, 2008 and 2007. The information for the year ended December 31, 2009 is based on preliminary data, which was published by Deutsche Postbank AG on February 25, 2010. Complete financial statements for the year ended December 31, 2009 are not yet publicly available.

	Preliminary
in € m.	Dec 31, 2009	Dec 31, 2008[1]	Dec 31, 2007
Total assets	226,609	231,219	202,913
Total liabilities	221,358	226,267	197,688
Revenues	3,088	2,288	4,244
Net income (loss)	76	(886)	856

1	On February 25, 2010, Deutsche Postbank AG disclosed preliminary results for the year ended December 31, 2009. According to this information, the net loss for the year ended December 31, 2008 was retrospectively adjusted to € 886 million instead of € 821 million as reported before. The impact of this change on other financial information in the table above has been adjusted as well.
The following are the components of the net income (loss) from all equity method investments.

in € m.	2009	2008
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	189	53
Net gains (losses) on disposal of equity method investments	21	87
Impairments	(151)	(94)

Total net income (loss) from equity method investments	59	46

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.
Equity method investments for which there were published price quotations had a carrying value of € 6.1 billion and a fair value of € 3.8 billion as of December 31, 2009, and a carrying value of € 154 million and a fair value of € 147 million as of December 31, 2008.
The difference between fair value and carrying value of equity method investments is mainly related to the investment in Deutsche Postbank AG. For this investment, an impairment test was performed based on the recoverable amount defined as the higher of the fair value less costs to sell and the value in use which is derived from future cash flows expected to be generated by Deutsche Postbank AG discounted to their present value. The future cash flows are derived from the estimate as to the development of the future capital requirements and the expected corresponding annual return on that future capital base. The assessment of the capital development and the corresponding profitability is based on publicly available information issued by Deutsche Postbank AG, such as annual and quarterly reports, management and investor relations announcements as well as broker reports on Deutsche Postbank AG. This information is further substantiated by internal analysis. In addition, the expected benefits of the signed cooperation agreement between Deutsche Bank AG and Deutsche Postbank AG are taken into account further contributing to the value in use. The impairment test based on the discounted cash flow model did not indicate an impairment of the investment as the derived value in use exceeded the fair value less costs to sell as well as the book value as of December 31, 2009.

The investees have no significant contingent liabilities to which the Group is exposed.
In 2009 and 2008, none of the Group’s investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.
[17] Loans
The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2009	Dec 31, 2008
Banks and insurance	22,002	26,998
Manufacturing	17,314	19,043
Households (excluding mortgages)	27,002	30,923
Households – mortgages	58,673	52,453
Public sector	9,572	9,972
Wholesale and retail trade	10,938	11,761
Commercial real estate activities	28,959	27,083
Lease financing	2,078	2,700
Fund management activities	26,462	31,158
Other	59,698	60,276

Gross loans	262,698	272,367
(Deferred expense)/unearned income	1,250	1,148

Loans less (deferred expense)/unearned income	261,448	271,219
Less: Allowance for loan losses	3,343	1,938

Total loans	258,105	269,281

Government Assistance
In the course of its business, the Group regularly applies for and receives government support by means of Export Credit Agency (“ECA”) guarantees covering transfer and default risks for the financing of exports and investments into Emerging Markets and, to a lesser extent, developed markets for Structured Trade & Export Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees granted for short-term, mid-term and long-term financings are quite comparable due to the fact that most of the ECAs act within the scope of the Organisation for Economic Cooperation and Development (“OECD”) consensus rules. The OECD consensus rules, an intergovernmental agreement of the OECD member states, define benchmarks to ensure that a fair competition between different exporting nations will take place. Almost 50% of such ECA guarantees received by the Group were issued by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany.
In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments.

20-F     Notes to the Consolidated Balance Sheet
[18] Allowance for Credit Losses
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

	2009			2008			2007
	Individually	Collectively		Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	977	961	1,938	930	775	1,705	985	684	1,670

Provision for loan losses	1,789	808	2,597	382	702	1,084	146	505	651
Net charge-offs:	(637)	(419)	(1,056)	(301)	(477)	(778)	(149)	(378)	(527)
Charge-offs	(670)	(552)	(1,222)	(364)	(626)	(990)	(244)	(508)	(752)
Recoveries	33	133	166	63	149	212	95	130	225
Changes in the group of consolidated companies	—	—	—	—	—	—	—	—	—
Exchange rate changes/other	(101)	(36)	(137)	(34)	(39)	(74)	(52)	(36)	(88)

Allowance, end of year	2,029	1,314	3,343	977	961	1,938	930	775	1,705

The following table presents the activity in the Group’s allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

	2009			2008			2007
	Individually	Collectively		Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	98	112	210	101	118	219	127	129	256

Provision for off-balance sheet positions	21	12	33	(2)	(6)	(8)	(32)	(6)	(38)
Usage	(45)	—	(45)	—	—	—	—	—	—
Changes in the group of consolidated companies	—	—	—	—	—	—	7	3	10
Exchange rate changes/other	10	—	10	(1)	—	(1)	(1)	(8)	(8)

Allowance, end of year	83	124	207	98	112	210	101	118	219

[19] Derecognition of Financial Assets
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

Carrying amount of transferred assets
in € m.	Dec 31, 2009	Dec 31, 2008[1]
Trading securities not derecognized due to the following transactions:
Repurchase agreements	58,584	47,882
Securities lending agreements	18,943	10,518
Total return swaps	10,028	10,971

Total trading securities	87,555	69,371

Other trading assets	2,915	2,560
Financial assets available for sale	492	472
Loans	2,049	2,250

Total	93,011	74,653

Carrying amount of associated liability	84,381	66,597

1	Prior year amounts have been adjusted.
Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.
The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2009	Dec 31, 2008
Carrying amount of the original assets transferred:
Trading securities	4,688	7,250
Other trading assets	4,594	4,190

Carrying amount of the assets continued to be recognized:
Trading securities	2,899	4,490
Other trading assets	1,429	1,262

Carrying amount of associated liability	4,253	6,383

20-F     Notes to the Consolidated Balance Sheet
[20] Assets Pledged and Received as Collateral
The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2009	Dec 31, 2008[1]
Interest-earning deposits with banks	59	69
Financial assets at fair value through profit or loss	88,663	81,555
Financial assets available for sale	558	517
Loans	19,537	22,534
Other[2]	56	24

Total	108,873	104,699

1	Prior year amounts have been adjusted.

2	Includes Property and equipment pledged as collateral.
Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2009, and December 31, 2008, these amounts were € 80 billion and € 69 billion, respectively.
As of December 31, 2009, and December 31, 2008, the Group had received collateral with a fair value of € 225 billion and € 255 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2009, and 2008, the Group had resold or repledged € 200 billion and € 232 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

[21] Property and Equipment

	Owner
	occupied	Furniture and	Leasehold	Construction-
in € m.	properties	equipment	improvements	in-progress	Total
Cost of acquisition:

Balance as of January 1, 2008	1,528	2,297	1,444	124	5,394

Changes in the group of consolidated companies	(29)	—	(3)	—	(32)
Additions	20	253	182	484	939
Transfers	11	217	36	717	981
Reclassifications (to)/from ‘held for sale’	—	—	(40)	—	(40)
Disposals	48	153	44	—	245
Exchange rate changes	(15)	(114)	(62)	(8)	(199)

Balance as of December 31, 2008	1,467	2,500	1,513	1,317	6,797

Changes in the group of consolidated companies	5	(2)	(2)	—	1
Additions	4	242	70	277	592
Transfers	2	23	19	(1,121)	(1,076)
Reclassifications (to)/from ‘held for sale’	(2)	—	—	—	(2)
Disposals	11	75	34	—	120
Exchange rate changes	4	53	25	(6)	76

Balance as of December 31, 2009	1,469	2,741	1,592	466	6,268

Accumulated depreciation and impairment:

Balance as of January 1, 2008	547	1,658	779	—	2,985

Changes in the group of consolidated companies	(6)	—	(1)	—	(7)
Depreciation	36	227	144	—	407
Impairment losses	—	1	15	—	16
Reversals of impairment losses	—	—	—	—	—
Transfers	(5)	18	6	—	19
Reclassifications (to)/from ‘held for sale’	—	—	(40)	—	(40)
Disposals	9	108	39	—	156
Exchange rate changes	(7)	(91)	(40)	—	(138)

Balance as of December 31, 2008	556	1,705	824	—	3,085

Changes in the group of consolidated companies	(1)	(3)	(2)	—	(7)
Depreciation	36	232	150	—	417
Impairment losses	5	—	11	5	21
Reversals of impairment losses	—	—	—	—	—
Transfers	(1)	10	3	—	12
Reclassifications (to)/from ‘held for sale’	—	—	—	—	—
Disposals	5	55	24	—	85
Exchange rate changes	—	37	9	—	47

Balance as of December 31, 2009	589	1,926	970	5	3,491

Carrying amount:
Balance as of December 31, 2008	911	795	689	1,317	3,712

Balance as of December 31, 2009	880	815	621	461	2,777

20-F   Notes to the Consolidated Balance Sheet
In 2008 Deutsche Bank completed a foreclosure on a property under construction (with a carrying value of € 1.1 billion), previously held as collateral of a loan under trading assets. The asset was then reclassified as construction-in-progress in Property and Equipment, in the 2008 financial statements. In 2009, following a change in the relevant accounting standards, the Group changed the accounting treatment for this asset and reclassified it to investment property under Other Assets in the 2009 financial statements.
Impairment losses on property and equipment are recorded within General and administrative expenses in the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was € 72 million as of December 31, 2009.
Commitments for the acquisition of property and equipment were € 145 million at year-end 2009.
[22] Leases
The Group is lessee under lease arrangements covering real property and equipment.
Finance Lease Commitments
The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2009	Dec 31, 2008
Land and buildings	91	95
Furniture and equipment	2	2
Other	–	–

Net carrying value	93	97

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 67 million as of December 31, 2009, and € 60 million as of December 31, 2008.
The future minimum lease payments required under the Group’s finance leases were as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Future minimum lease payments:
not later than one year	25	32
later than one year and not later than five years	106	118
later than five years	144	202

Total future minimum lease payments	275	352
less: Future interest charges	108	160

Present value of finance lease commitments	167	192

Future minimum sublease payments of € 111 million are expected to be received under non-cancelable subleases as of December 31, 2009. As of December 31, 2008 future minimum sublease payments of € 193 million were expected. As of December 31, 2009 the amount of contingent rent recognized in the income statement was (0.7) million. As of December 31, 2008 contingent rent was € 1 million. The contingent rent is based on market interest rates; below a certain rate the Group receives a rebate.
Operating Lease Commitments
The future minimum lease payments required under the Group’s operating leases were as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Future minimum rental payments:
not later than one year	728	765
later than one year and not later than five years	2,046	2,187
later than five years	2,352	2,797

Total future minimum rental payments	5,126	5,749
less: Future minimum rentals to be received	255	245

Net future minimum rental payments	4,871	5,504

In 2009, € 804 million were charges relating to lease and sublease agreements, of which € 819 million was for minimum lease payments, € 22 million for contingent rents and € 37 million for sublease rentals received.

20-F     Notes to the Consolidated Balance Sheet
[23] Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2009, and 2008, are shown below by business segment.

	Corporate	Global	Asset and	Private &
	Banking &	Transaction	Wealth	Business	Corporate
in € m.	Securities	Banking	Management	Clients	Investments	Total
Balance as of January 1, 2008	3,076	416	2,769	971	—	7,232

Purchase accounting adjustments	—	—	—	—	—	—
Goodwill acquired during the year	1	28	33	2	—	64
Reclassifications from (to) held for sale	—	—	564	—	—	564
Goodwill related to dispositions without being classified as held for sale	—	—	(21)	—	—	(21)
Impairment losses[1]	(5)	—	(270)	—	—	(275)
Exchange rate changes/other	56	12	(100)[2]	1	—	(31)

Balance as of December 31, 2008	3,128	456	2,975	974	—	7,533

Gross amount of goodwill	3,133	456	3,245	974	261	8,069

Accumulated impairment losses	(5)	—	(270)	—	(261)	(536)

Balance as of January 1, 2009	3,128	456	2,975	974	—	7,533

Purchase accounting adjustments	—	—	—	—	—	—
Goodwill acquired during the year	2	1	—	—	—	3
Transfers	—	—	(306)	—	306	—
Reclassifications from (to) held for sale	(14)	—	—	—	—	(14)
Goodwill related to dispositions without being classified as held for sale	—	—	—	—	—	—
Impairment losses[1]	—	—	—	—	(151)	(151)
Exchange rate changes/other	(11)	(4)	46	—	18	49

Balance as of December 31, 2009	3,105	453	2,715	974	173	7,420

Gross amount of goodwill	3,109	453	2,715	974	849	8,100

Accumulated impairment losses	(4)	—	—	—	(676)	(680)

1	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

2	Includes € 10 million of reduction in goodwill related to a prior year’s disposition.
In 2009, additions to goodwill totaled € 3 million and included € 2 million in Corporate Banking & Securities (CB&S) resulting from the acquisition of outstanding minority interest in an Algerian financial advisory company and € 1 million in Global Transaction Banking (GTB) related to the acquisition of Dresdner Bank’s Global Agency Securities Lending business. Effective January 1, 2009 and following a change in management responsibility, goodwill of € 306 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, was transferred from Asset and Wealth Management (AWM) to Corporate Investments (CI). Due to their reclassification to the held for sale category in the third quarter 2009, goodwill of € 14 million (CB&S) related to a nonintegrated investment in a renewable energy development project was transferred as part of a disposal group to other assets (see Note [24]).

In 2008, the main addition to goodwill in AWM was € 597 million related to Maher Terminals. The total of € 597 million consisted of an addition to goodwill amounting to € 33 million which resulted from the reacquisition of a minority interest stake in Maher Terminals. Further, discontinuing the held for sale accounting of Maher Terminals resulted in a transfer of € 564 million to goodwill from assets held for sale. The main addition to goodwill in GTB was € 28 million related to the acquisition of HedgeWorks LLC.
In the second quarter of 2009, a goodwill impairment loss of € 151 million was recorded in CI related to its nonintegrated investment in Maher Terminals, following the continued negative outlook for container and business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.
In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, € 270 million related to an investment in AWM and € 5 million related to a listed investment in CB&S. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the economic climate at that time. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the investment was determined based on the market price of the listed investment.
In the first quarter of 2007, an impairment review of goodwill was triggered in CI after the division realized a gain of € 178 million related to its equity method investment in Deutsche Interhotel Holding GmbH & Co. KG. As a result of this review, a goodwill impairment loss totaling € 54 million was recognized.
Goodwill Impairment Test
Goodwill is allocated to cash-generating units for the purpose of impairment testing, considering the business level at which goodwill is monitored for internal management purposes. On this basis, the Group’s cash-generating units primarily are Global Markets and Corporate Finance within the Corporate Banking & Securities segment, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments. In addition, the segments CB&S and CI carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary cash-generating units. Such goodwill is tested individually for impairment on the level of each of the nonintegrated investments and summarized as Others in the table below. The nonintegrated investment in CI constitutes Maher Terminals, which was transferred from AWM to CI effective January 1, 2009.

20-F     Notes to the Consolidated Balance Sheet
The carrying amounts of goodwill by cash-generating unit for the years ended December 31, 2009, and 2008, are as follows.

			Global		Private
			Trans-	Asset	Wealth	Private &	Corporate
	Global	Corporate	action	Manage-	Manage-	Business	Invest-		Total
in € m.	Markets	Finance	Banking	ment	ment	Clients	ments	Others	Goodwill
As of December 31, 2008	2,113	1,000	456	1,765	904	974	—	321	7,533

As of December 31, 2009	2,106	998	453	1,788	927	974	—	174	7,420
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2009, 2008 and 2007 did not result in an impairment loss of goodwill of the Group’s primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.
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

The DCF model uses earnings projections based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period and are discounted to their present value. Estimating future earnings requires judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.
Key Assumptions and Sensitivities
The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates. Pre-tax discount rates applied to determine the value in use of the cash-generating units in 2009 and 2008 are as follows.

	Discount rate (pre-tax)
Primary cash-generating units	2009	2008
Corporate and Investment Bank
Global Markets	14.7%	13.1%
Corporate Finance	14.5%	13.4%
Global Transaction Banking	12.5%	12.9%
Private Clients and Asset Management
Asset Management	13.5%	14.1%
Private Wealth Management	13.2%	14.1%
Private & Business Clients	13.1%	13.2%

20-F     Notes to the Consolidated Balance Sheet
Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized to test the resilience of value in use. Management believes that the only circumstance where reasonably possible changes in key assumptions might have caused an impairment loss to be recognized was in respect of Corporate Finance where the recoverable amount was 126 % of its respective carrying amount. An increase of approximately 20 % in the discount rate or a decrease of approximately 20 % in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, would have caused the recoverable amount to equal the respective carrying amount.
The recoverable amount of Corporate Finance is based on, among other things, a financial plan which reflects management’s assumptions, such as expected development of global fee pools and market shares, which are key revenue drivers. While these estimates reflect management’s assessment and expectations of future economic conditions, it is inherently uncertain whether the reported amounts will actually be in line with plan. For example, if projected global fee pools do not develop as expected or assumed market shares are not achieved, revenues might significantly differ from plan assumptions, negatively impacting the recoverable amount of Corporate Finance.
The backdrop of a fragile recovery of the global economy and likely significant changes in the regulation of the banking industry as a result of the financial crisis, and its implications for the Group’s operating environment, may negatively impact the performance forecasts of certain of the Group’s cash-generating units and thus could result in an impairment of goodwill in the future.
Other Intangible Assets
Other intangible assets are separated into those that are internally generated, which consist only of internally-generated software, and purchased intangible assets. Purchased intangible assets are further split into amortized and unamortized other intangible assets.
The changes of other intangible assets by asset class for the years ended December 31, 2009, and 2008, are as follows.

	Internally
	generated
	intangible	Purchased intangible assets
	assets	Amortized					Unamortized
							Retail		Total
						Total	investment		unamor-
		Customer-		Contract-		amortized	manage-		tized	Total
		related	Value of	based		purchased	ment		purchased	other
		intangible	business	intangible		intangible	agree-		intangible	intangible
in € m.	Software	assets	acquired	assets	Other	assets	ments	Other	assets	assets
Cost of acquisition/ manufacture:

Balance as of January 1, 2008	374	534	863	109	323	1,829	786	11	797	3,000
Additions	46	19	—	38	19	76	—	4	4	126
Changes in the group of consolidated companies	—	5	5	—	—	10	—	4	4	14
Disposals	—	—	—	1	6	7	—	—	—	7
Reclassifications from (to) held for sale	—	42	—	562	166	770	—	—	—	770
Exchange rate changes	(9)	(37)	(214)	—	(7)	(258)	31	(2)	29	(238)

Balance as of December 31, 2008	411	563	654	708	495	2,420	817	17	834	3,665

Additions	128	37	12	15	35	99	—	—	—	227
Changes in the group of consolidated companies	—	—	—	—	(1)	(1)	—	—	—	(1)
Disposals	14	—	—	28	3	31	—	—	—	45
Reclassifications from (to) held for sale	—	—	—	—	—	—	—	(11)	(11)	(11)
Transfers	(22)	—	14	—	21	35	—	—	—	13
Exchange rate changes	4	9	63	(5)	4	71	(9)	3	(6)	69

Balance as of December 31, 2009	507	609	743	690	551	2,593	808	9	817	3,917

Accumulated amortization and impairment:

Balance as of January 1, 2008	328	149	8	52	238	447	74	—	74	849

Amortization for the year	13	68	42	47	22	179	—	—	—	192 [1]
Disposals	—	—	—	—	4	4	—	—	—	4
Reclassifications from (to) held for sale	—	—	—	—	—	—	—	—	—	—
Impairment losses	—	6	—	1	—	7	304	—	304	311 [2]
Exchange rate changes	(12)	(2)	(10)	—	(5)	(17)	2	—	2	(27)

Balance as of December 31, 2008	329	221	40	100	251	612	380	—	380	1,321

Amortization for the year	13	61	29	40	31	161	—	—	—	174 [3]
Changes in the group of consolidated companies	—	—	—	—	(1)	(1)	—	—	—	(1)
Disposals	14	—	—	27	2	29	—	—	—	43
Reclassifications from (to) held for sale	—	—	—	—	—	—	—	(2)	(2)	(2)
Impairment losses	—	—	—	4	—	4	—	1	1	5 [4]
Reversals of impairment losses	—	4	—	—	—	4	287	—	287	291 [5]
Transfers	—	—	—	—	(1)	(1)	—	—	—	(1)
Exchange rate changes	3	1	4	(3)	4	6	(4)	—	(3)	6

Balance as of December 31, 2009	331	279	73	114	282	748	89	—	89	1,168

Carrying amount:

As of December 31, 2008	82	342	614	608	244	1,808	437	17	454	2,344

As of December 31, 2009	176	330	670	576	269	1,845	719	9	728	2,749

1	Of which € 181 million were included in general and administrative expenses and € 11 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

2	Of which € 310 million were recorded as impairment of intangible assets and € 1 million was recorded in commissions and fee income. The latter related to an impairment of mortgage servicing rights.

3	Of which € 162 million were included in general and administrative expenses and € 12 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

4	Of which € 5 million were recorded as impairment of intangible assets.

5	€ 291 million were recorded as reversal of a prior year’s impairment and are included under impairment of intangible assets.

20-F     Notes to the Consolidated Balance Sheet
Amortized Intangible Assets
In 2009, additions and transfers to amortized intangible assets amounted to € 134 million and mainly included purchased software of € 35 million, the capitalization of deferred policy acquisition costs (DAC) of € 26 million related to incremental costs of acquiring investment management contracts, which are commissions payable to intermediaries and business counterparties of the Group’s insurance business (see Note [39]), and the recognition of customer relationships resulting from the acquisition of Dresdner Bank’s Global Agency Securities Lending business of € 21 million (see Note [34]).
In 2008, the main addition to other intangible assets related to Maher Terminals, a privately held operator of port terminal facilities in North America. When held for sale accounting for Maher Terminals ceased as of September 30, 2008, € 770 million of intangible assets were reclassified from assets held for sale to amortized intangible assets. The total comprised contract-based (lease rights to operate the ports), other (trade names) and customer-related intangible assets. As of December 31, 2009 and December 31, 2008, respectively, the carrying values were € 520 million and € 551 million for the lease rights, € 153 million and € 161 million for the trade names, and € 35 million and € 35 million for the customer-related intangible assets. The amortization of these intangible assets is expected to end in 2030 for the lease rights, in 2027 for the trade names and between 2012 and 2022 for the customer-related intangible assets.
In 2009, impairment of intangible assets in the income statement included an impairment loss of € 4 million relating to contract-based intangible assets as well as a reversal of an impairment loss of € 4 million relating to customer-related intangible assets, which had been taken in the fourth quarter of 2008. The impairment loss was included in CB&S, the impairment reversal was recorded in AWM.
In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to € 6 million and € 1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in AWM and the impairment of contract-based intangible assets was recorded in CB&S.
In 2007, impairment losses relating to purchased software and customer-related intangible assets amounting to € 3 million and € 2 million, respectively, were recognized as general and administrative expenses in the income statement. The impairment of the purchased software was recorded in AWM and the impairment of the customer-related intangible assets was recorded in GTB.

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Notes [1] and [39], and for mortgage servicing rights).
Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives of other amortized intangible assets by asset class are as follows.

Useful lives in years
Internally generated intangible assets:
Software	up to 3
Purchased intangible assets:
Customer-related intangible assets	up to 20
Contract-based intangible assets	up to 35
Value of business acquired	up to 30
Other	up to 20
Unamortized Intangible Assets
Almost 99 % of unamortized intangible assets, amounting to € 719 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management cash-generating unit. This asset comprises retail investment management agreements, which are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible asset was valued at fair value based upon a third party valuation at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.
In 2009, a reversal of an impairment loss of € 287 million was recognized and recorded as impairment of intangible assets in the income statement. A related impairment loss had been taken in the fourth quarter of 2008. The impairment reversal was related to retail investment management agreements for certain open end funds and was recorded in AWM. The impairment reversal was due to an increase in fair value as a result of increases in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The recoverable amount of the asset was calculated as fair value less costs to sell. As market prices are ordinarily not observable for such assets, the fair value was determined based on the income approach, using a post-tax discounted cash flow calculation (multi-period excess earnings method).

20-F     Notes to the Consolidated Balance Sheet
In 2008 and 2007, impairment losses of € 304 million and € 74 million, respectively, were recognized in the income statement as impairment of intangible assets. The losses were related to retail investment management agreements and were recorded in AWM. The impairment losses were due to a decrease in fair values as a result of declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements, which had been acquired from Zurich Scudder Investments, Inc. The impairment recorded in 2008 related to certain open end and closed end funds whereas the impairment recorded in 2007 related to certain closed end funds and variable annuity funds. The recoverable amounts of the assets were calculated as fair value less costs to sell.
[24] Assets Held for Sale
As of December 31, 2009, the Group classified several disposal groups (comprising nineteen subsidiaries), three investments in associates, a loan and several real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The Group reported these items in other assets and other liabilities and valued them at the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of € 10 million relating to the disposal groups which was recorded in other income in CB&S. The disposal groups, the three investments in associates and the loan related to a series of renewable energy development projects. The real estate assets included commercial and residential property in North America owned through foreclosure. These items are expected to be sold in 2010.
As of December 31, 2008, the Group classified several real estate assets as held for sale. The Group reported these items in other assets and valued them at the lower of their carrying amount or fair value less costs to sell, which did not lead to an impairment loss in 2008. The real estate assets included commercial and residential property in Germany and North America owned by CB&S through foreclosure. The real estate assets in Germany and most of the items in North America were sold in 2009.
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

The three disposal groups included two in the Corporate Division Asset and Wealth Management (AWM). One was an Italian life insurance company for which a disposal contract was signed in December 2007 and which was sold in the first half of 2008, and a second related to a real estate fund in North America, which ceased to be classified as held for sale as of December 31, 2008. The expenses which were not to be recognized during the held for sale period, were recognized at the date of reclassification. This resulted in an increase of other expenses of € 13 million in AWM in 2008. This amount included expenses of € 3 million which related to 2007. Due to the market conditions the timing of the ultimate disposal of this investment was uncertain. The last disposal group, a subsidiary in CI, was classified as held for sale at year-end 2006 but, due to circumstances arising in 2007 that were previously considered unlikely, was not sold in 2007. In 2008, the Group changed its plans to sell the subsidiary because the envisaged sales transaction did not materialize due to the lack of interest of the designated buyer. In the light of the weak market environment there were no sales activities regarding this subsidiary. The reclassification did not lead to any impact on revenues and expenses.
Non-current assets classified as held for sale as of December 31, 2007 included two alternative investments of AWM in North America, several office buildings in CI and in the Corporate Division Private & Business Clients (PBC), and other real estate assets in North America, obtained by CB&S through foreclosure. While the office buildings in CI and PBC and most of the real estate in CB&S were sold during 2008, the ownership structure of the two alternative investments Maher Terminals LLC and Maher Terminals of Canada Corp. was restructured and the Group consolidated these investments commencing June 30, 2008. Due to the market conditions the timing of the ultimate disposal of these investments was uncertain. As a result, the assets and liabilities were no longer classified as held for sale at the end of the third quarter 2008. The revenues and expenses which were not to be recognized during the held for sale period were recognized at the date of reclassification. This resulted in a negative impact on other income of € 62 million and an increase of other expenses of € 38 million in AWM in 2008. These amounts included a charge to revenues of € 20 million and expenses of € 21 million which related to 2007.
The following are the principal components of assets and liabilities which the Group classified as held for sale for the years ended December 31, 2009, and 2008, respectively.

in € m.	Dec 31, 2009	Dec 31, 2008
Investments in associates	18	—
Property and equipment	21	1
Other assets	53	131

Total assets classified as held for sale	92	132

Long-term debt	21	—
Other liabilities	2	—

Total liabilities classified as held for sale	23	—

20-F     Notes to the Consolidated Balance Sheet
[25] Other Assets and Other Liabilities
The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2009	Dec 31, 2008
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	43,890	56,492
Receivables from prime brokerage	6,837	17,844
Pending securities transactions past settlement date	9,229	8,383
Receivables from unsettled regular way trades	33,496	21,339
Total brokerage and securities related receivables	93,452	104,058
Accrued interest receivable	3,426	4,657
Other	24,660	29,114

Total other assets	121,538	137,829

in € m.	Dec 31, 2009	Dec 31, 2008
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	40,448	40,955
Payables from prime brokerage	31,427	46,602
Pending securities transactions past settlement date	5,708	4,530
Payables from unsettled regular way trades	33,214	19,380
Total brokerage and securities related payables	110,797	111,467
Accrued interest payable	3,713	5,112
Other	39,771	44,019

Total other liabilities	154,281	160,598

[26] Deposits
The following are the components of deposits.

in € m.	Dec 31, 2009	Dec 31, 2008
Noninterest-bearing demand deposits	51,731	34,211
Interest-bearing deposits
Demand deposits	117,955	143,702
Time deposits	108,730	152,481
Savings deposits	65,804	65,159

Total interest-bearing deposits	292,489	361,342

Total deposits	344,220	395,553

[27] Provisions
The following table presents movements by class of provisions.

	Operational/
in € m.	Litigation	Other	Total[1]
Balance as of January 1, 2008	617	459	1,076

Changes in the group of consolidated companies	1	21	22
New provisions	275	217	492
Amounts used	(75)	(135)	(210)
Unused amounts reversed	(61)	(111)	(172)
Effects from exchange rate fluctuations/Unwind of discount	5	(5)	–

Balance as of December 31, 2008	762	446	1,208

Changes in the group of consolidated companies	2	4	6
New provisions	338	152	490
Amounts used	(164)	(155)	(319)
Unused amounts reversed	(183)	(115)	(298)
Effects from exchange rate fluctuations/Unwind of discount	3	9	12

Balance as of December 31, 2009	758	341	1,099

1	For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note [18] to the Group’s consolidated financial statements, in which allowances for credit related off-balance sheet positions are disclosed.
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

20-F     Notes to the Consolidated Balance Sheet
The Group’s significant legal proceedings, which are required to be disclosed in accordance with IAS 37 are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 90 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately ten other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims. Approximately seven unfiled claims also remain pending against Deutsche Bank.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom

DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
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
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank AG, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

20-F     Notes to the Consolidated Balance Sheet
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 16 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. The purported class action and 12 of the individual actions are pending, and four of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S. $15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S. $15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

20-F     Notes to the Consolidated Balance Sheet
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argued that the transaction violates Austrian law, and alleged to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. On June 25, 2009, the Vienna Higher Court dismissed ÖBB’s appeal against the decision of the Trade Court. On September 21, 2009, ÖBB filed an extraordinary further appeal in the matter to the Austrian Supreme Court. On January 15, 2010, ÖBB and Deutsche Bank AG agreed to settle the case. The settlement does not have a material adverse impact on Deutsche Bank AG.
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. The litigation is in its early stages.
Other
Other provisions include non-staff related provisions that are not captured on other specific provision accounts and provisions for restructuring. Restructuring provisions are recorded in conjunction with acquisitions as well as business realignments. Other costs primarily include, among others, amounts for lease terminations and related costs.

[28] Other Short-Term Borrowings
The following are the components of other short-term borrowings.

in € m.	Dec 31, 2009	Dec 31, 2008
Other short-term borrowings:
Commercial paper	20,906	26,095
Other	21,991	13,020

Total other short-term borrowings	42,897	39,115

[29] Long-Term Debt and Trust Preferred Securities
Long-Term Debt
The following table presents the Group’s long-term debt by contractual maturity.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Total	Total
in € m.	2010	2011	2012	2013	2014	2014	Dec 31, 2009	Dec 31, 2008
Senior debt:
Bonds and notes:
Fixed rate	6,738	11,544	11,703	8,615	9,462	28,474	76,536	76,527
Floating rate	9,607	7,437	5,378	4,289	4,705	16,230	47,646	49,127
Subordinated debt:
Bonds and notes:
Fixed rate	27	314	197	1,166	729	1,115	3,548	3,780
Floating rate	2,523	513	513	45	288	170	4,052	4,422

Total long-term debt	18,895	19,808	17,791	14,115	15,184	45,989	131,782	133,856

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2009 and 2008.
Trust Preferred Securities
The following table summarizes the Group’s fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group’s option.

in € m.	Dec 31, 2009	Dec 31, 2008
Fixed rate	9,971	9,147
Floating rate	606	582

Total trust preferred securities	10,577	9,729

20-F     Additional Notes
Additional Notes
[30] Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

	Issued and	Treasury
Number of shares	fully paid	shares	Outstanding
Common shares, January 1, 2008	530,400,100	(29,334,819)	501,065,281

Shares issued under share-based compensation plans	458,915	—	458,915
Capital increase	40,000,000	—	40,000,000
Shares purchased for treasury	—	(369,614,111)	(369,614,111)
Shares sold or distributed from treasury	—	390,756,870	390,756,870

Common shares, December 31, 2008	570,859,015	(8,192,060)	562,666,955

Shares issued under share-based compensation plans	—	—	—
Capital increase	50,000,000	—	50,000,000
Shares purchased for treasury	—	(476,284,991)	(476,284,991)
Shares sold or distributed from treasury	—	483,793,356	483,793,356

Common shares, December 31, 2009	620,859,015	(683,695)	620,175,320

There are no issued ordinary shares that have not been fully paid.
Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has launched share buy-back programs. Shares acquired under these programs serve among other things, share-based compensation programs, and also allow the Group to balance capital supply and demand. The sixth buy-back program was completed in May 2008. In the fourth quarter of 2008, the majority of the remaining shares were sold in the market. The seventh share buy-back program was started in July 2009. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities.
On March 6, 2009, Deutsche Bank AG issued 50 million new common shares against a contribution-in-kind of 50 million ordinary shares of Deutsche Postbank AG, resulting in a share capital increase of € 128 million. The shares were issued with full dividend rights for the year 2008 from authorized capital and without subscription rights.

Authorized and Conditional Capital
Deutsche Bank’s share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. As of December 31, 2009, Deutsche Bank had authorized but unissued capital of € 485,480,000 which may be issued at various dates through April 30, 2014 as follows.

Authorized capital	Expiration date
€ 30,600,000	April 30, 2012
€ 140,000,000[1]	April 30, 2013
€ 314,880,000	April 30, 2014

1	Capital increase may be affected for non-cash contributions with the intent of acquiring a company or holdings in companies.
The Annual General Meeting on May 26, 2009 authorized the Management Board to increase the share capital by up to a total of € 128,000,000 against cash payments with the consent of the Supervisory Board. The expiration date is April 30, 2014. This additional authorized capital was subject of a law suit (summary proceeding according to Section 246a AktG) which ended February 23, 2010, with the approval by the Higher Regional Court Frankfurt. The entry in the Commercial Register will follow shortly. This authorized capital will become effective upon its entry.
Additionally, the Annual General Meeting on May 26, 2009 authorized the Management Board to increase the share capital by up to a total of € 176,640,000 against cash payments or contributions-in-kind with the consent of the Supervisory Board. The expiration date is April 30, 2014. This authorized capital was also subject of a law suit (summary proceeding according to Section 246a AktG) which ended February 23, 2010, with the approval by the Higher Regional Court Frankfurt. The entry in the Commercial Register will follow shortly. This authorized capital will become effective upon its entry.
Deutsche Bank also had conditional capital of € 406,000,000. Conditional capital is available for various instruments that may potentially be converted into common shares.
The Annual General Meeting on May 29, 2008 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2013. For this purpose, share capital was increased conditionally by up to € 150,000,000.
The Annual General Meeting on May 26, 2009 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2014. For this purpose, share capital was increased conditionally by up to € 256,000,000.

20-F     Additional Notes
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2009, 2008 and 2007, respectively.

	2009
	(proposed)	2008	2007
Cash dividends declared[1] (in € m.)	466	309	2,274
Cash dividends declared per common share (in €)	0.75	0.50	4.50

1	Cash dividend for 2009 is based on the number of shares issued as of December 31, 2009.
No dividends have been declared since the balance sheet date.
[31] Share-Based Compensation Plans
Share-Based Compensation Plans used for Granting New Awards in 2009
In 2009, the Group made grants of share-based compensation under the DB Equity Plan. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The terms of the DB Equity Plan are presented in the table below.

Plan		Vesting schedule	Early retirement provisions	Eligibility
50%: 24 months
	Annual Award	25%: 36 months	No	Select employees as annual retention
DB Equity Plan		25% : 48 months
	Retention/New Hire	Individual specification[1]	No	Select employees to attract or retain key staff

1	Weighted average relevant service period: 20 months.
An award, or portions of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period.
Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient’s termination of employment is due to death or disability.
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for making awards from 2007 onwards.

A successor plan for the former Global Share Plan has been developed over the course of 2009 and will be implemented in early 2010 for entities in selected countries.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
Share-Based Compensation Plans used for Granting Awards prior to 2009
Share Plans and Stock Appreciation Right Plans
Prior to 2009, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

			Early
			retirement
Plan		Vesting schedule	provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80% : 48 months[1] 20% : 54 months	Yes	Select employees as annual retention	2006

DB Share Scheme	Annual Award	1/3 : 6 months 1/3 : 18 months 1/3 : 30 months	No	Select employees as annual retention	2006

	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006

DB Key Employee Equity Plan (KEEP)	—	Individual specification	No	Select executives	2005

Stock Appreciation Rights (SAR) Plan	—	Exercisable after 36 months Expiry after 72 months	No	Select employees	2002

Global Share Plan	—	100% : 12 months	No	All employee plan granting up to 10 shares per employee	2007

Global Partnership Plan Equity Units	Annual Award	80% : 24 months[2] 20% : 42 months	No	Group Board	2008

Global Share Plan – Germany	—	100% : 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]	2008

DB Equity Plan	Annual Award	50% : 24 months 25% : 36 months 25% : 48 months	Yes	Select employees as annual retention	2008

1	With delivery after further 6 months.

2	With delivery after further 18 months.

3	Participant must have been active and working for the Group for at least one year at date of grant.
All Plans except for the SAR plan represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.

20-F     Additional Notes
An award, or portion of it, may be forfeited if the recipient voluntarily terminates employment before the end of the relevant vesting period. Early retirement provisions for the REU Plan or DB Equity Plan, however, allow continued vesting after voluntary termination of employment when certain conditions regarding age or tenure are fulfilled.
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the plans used for making awards from 2007 onwards.
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

			Additional Partnership
Plan	Grant Year	Exercise price	Appreciation Rights (PAR)	Exercisable until	Eligibility
Global Share Plan	2001	€87.66	No	Nov 2007	All employees[1]
(pre-2004)	2002	€55.39	No	Nov 2008	All employees[1]
Performance Options	2003	€75.24	No	Dec 2009	All employees[1]
Global	2002	€89.96	Yes	Feb 2008	Select executives
Partnership Plan	2003	€47.53	Yes	Feb 2009	Select executives
Performance Options	2004	€76.61	Yes	Feb 2010	Group Board

1	Participant must have been active and working for the Group for at least one year at date of grant.
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
A further description of the underlying accounting principles can be found in Note [1].
The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2009	2008	2007
DB Global Partnership Plan	4	10	7
DB Global Share Plan	6	39	49
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	637	1,249	1,088
Stock Appreciation Rights Plan[1]	—	—	1

Total	647	1,298	1,145

1	For the year ended December 31, 2007 net gains of € 1 million from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.
Of the compensation expense recognized in 2009 and 2008 approximately € 22 million and € 4 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.

20-F     Additional Notes
Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 26 million and € 10 million for the years ended December 31, 2009 and 2008 respectively. This liability is attributable to unvested share awards.
As of December 31, 2009 and 2008, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.4 billion and € 0.6 billion respectively.
Award-Related Activities
Share Plans
The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan.

		DB share			Weighted-
	Global	scheme/			average grant
in thousands of units	Partnership Plan	DB KEEP/REU/	Global Share Plan		date fair value
(except per share data)	Equity Units	DB equity plan	(since 2004)	Total	per unit
Balance as of December 31, 2007	324	49,309	599	50,232	€71.05

Granted	150	18,007	258	18,415	€61.17
Issued	(139)	(16,541)	(561)	(17,241)	€62.52
Forfeited	—	(2,508)	(38)	(2,546)	€73.44

Balance as of December 31, 2008	335	48,267	258	48,860	€70.22

Granted	—	23,809	—	23,809	€22.02
Issued	(93)	(18,903)	(253)	(19,249)	€68.76
Forfeited	—	(3,059)	(5)	(3,064)	€43.51

Balance as of December 31, 2009	242	50,114	–	50,356	€49.61

In addition to the amounts shown in the table above, in February 2010 the Group granted awards of approximately 35.2 million units, with an average fair value of € 44.01 per unit under the DB Equity Plan with modified plan conditions for 2010. Approximately 0.8 million of these grants under the DB Equity Plan were granted under the cash plan variant of this plan.
Approximately 10.6 million shares were issued to plan participants in February 2010, resulting from the vesting of prior years DB Equity Plan and DB Share Scheme awards.

Performance Options
The following table summarizes the activities for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

	Global		DB Global Share
	Partnership Plan	Weighted-	Plan (pre-2004)	Weighted-
in thousands of units	Performance	average	Performance	average
(except per share data and exercise prices)	Options	exercise price[1]	Options	exercise price
Balance as of December 31, 2007	1,637	€53.32	812	€68.14

Exercised	(434)	€47.53	(26)	€57.67
Forfeited	—	—	(16)	€65.75
Expired	(223)	€89.96	(260)	€55.39

Balance as of December 31, 2008	980	€47.53	510	€75.24

Exercised	—	—	—	—
Forfeited	—	—	(9)	€75.24
Expired	(980)	€47.53	(501)	€75.24

Balance as of December 31, 2009	—	—	—	—

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The following two tables present details related to performance options outstanding as of December 31, 2008 and 2007, by range of exercise prices.
As of December 31, 2009 no more performance options were outstanding since those granted in 2004 were already exercised and all others not previously exercised expired in 2009.

	Performance options outstanding December 31, 2008
	Options	Weighted-	Weighted-
	outstanding	average	average remaining
Range of exercise prices	(in thousands)	exercise price[1]	contractual life
€40.00 – 59.99	980	€47.53	1 month
€60.00 – 79.99	510	€75.24	12 months
€80.00 – 99.99	—	—	—

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

	Performance options outstanding December 31, 2007
	Options	Weighted-	Weighted-
	outstanding	average	average remaining
Range of exercise prices	(in thousands)	exercise price[1]	contractual life
€40.00 – 59.99	1,704	€48.87	13 months
€60.00 – 79.99	522	€75.24	24 months
€80.00 – 99.99	223	€89.96	1 month

1	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.
The weighted average share price at the date of exercise was € 64.31 and € 99.70 in the years ended December 31, 2008 and 2007, respectively.

20-F     Additional Notes
[32] Employee Benefits
Deferred Compensation
In February 2009 awards of approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Cash Plan. As a rule, the awards are only paid out to the employee if there is a non-terminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The award consists of three tranches each amounting to one third of the grant volume. The first tranche vested in early 2010 and was paid out, net of those parts of the awards forfeited during the course of 2009 according to the terms and conditions of the plan. The two remaining tranches vest in early 2011 and early 2012, respectively. Each tranche is expensed over its vesting period.
In February 2010 new awards of approximately € 0.5 billion were granted under the terms and conditions of the DB Restricted Incentive Plan. The award consists of three tranches each amounting to one third of the grant volume. The tranches vest in early 2011, 2012 and 2013. Each tranche is expensed over its vesting period. In line with regulatory requirements this plan includes performance-indexed clawback rules for the most senior employees. Thus, there is the possibility that parts of the awards will be subject to forfeiture in the event of non-achievement of defined targets, breach of policy or financial impairment.
In addition, as described in Note [31], the Group granted share awards totaling approximately € 1.5 billion in February 2010. Total deferred compensation awards of approximately € 2.0 billion were therefore granted in February 2010.
Post-employment Benefit Plans
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

December 31 is the measurement date for all plans. All plans are valued using the projected unit credit method.
The following table provides reconciliations of opening and closing balances of the defined benefit obligation and of the fair value of plan assets of the Group’s defined benefit plans over the years ended December 31, 2009 and 2008, a statement of the funded status as well as its reconciliation to the amounts recognized on balance sheet as of December 31 in each year.

			Post-employment
	Retirement benefit plans		medical plans
in € m.	2009	2008	2009	2008
Change in defined benefit obligation:
Balance, beginning of year	8,189	8,518	119	116
Current service cost	186	264	3	2
Interest cost	457	453	7	7
Contributions by plan participants	6	8	—	—
Actuarial loss (gain)	846	(160)	14	1
Exchange rate changes	181	(572)	—	1
Benefits paid	(467)	(393)	(7)	(8)
Past service cost (credit)	18	14	—	—
Acquisitions	—	—	—	—
Divestitures	—	—	—	—
Settlements/curtailments	—	(1)	—	—
Other[1]	—	58	—	—

Balance, end of year	9,416	8,189	136	119

thereof: unfunded	201	245	136	119
thereof: funded	9,215	7,944	—	—

Change in fair value of plan assets:
Balance, beginning of year	8,755	9,331	—	—
Expected return on plan assets	403	446	—	—
Actuarial gain (loss)	92	(221)	—	—
Exchange rate changes	231	(689)	—	—
Contributions by the employer	264	239	—	—
Contributions by plan participants	6	8	—	—
Benefits paid[2]	(398)	(358)	—	—
Acquisitions	—	—	—	—
Divestitures	—	—	—	—
Settlements	(1)	(1)	—	—
Other	—	—	—	—

Balance, end of year	9,352	8,755	—	—

Funded status, end of year	(64)	566	(136)	(119)

Past service cost (credit) not recognized	—	—	—	—
Asset ceiling	(7)	(9)	—	—

Net asset (liability) recognized	(71)	557	(136)	(119)

thereof: other assets	276	885	—	—
thereof: other liabilities	(347)	(328)	(136)	(119)

1	Includes opening balance of first time application of smaller plans.

2	For funded plans only.

20-F     Additional Notes
The principal actuarial assumptions applied were as follows. They are provided in the form of weighted averages.

Assumptions used for retirement benefit plans	2009	2008	2007
to determine defined benefit obligations, end of year
Discount rate	5.4%	5.6%	5.5%
Rate of price inflation	2.7%	2.1%	2.1%
Rate of nominal increase in future compensation levels	3.4%	3.0%	3.3%
Rate of nominal increase for pensions in payment	2.4%	1.8%	1.8%
to determine expense, year ended
Discount rate	5.6%	5.5%	4.8%
Rate of price inflation	2.1%	2.1%	2.0%
Rate of nominal increase in future compensation levels	3.0%	3.3%	3.2%
Rate of nominal increase for pensions in payment	1.8%	1.8%	1.7%
Expected rate of return on plan assets[1]	4.5%	5.0%	4.6%
Assumptions used for post-employment medical plans
to determine defined benefit obligations, end of year
Discount rate	5.9%	6.1%	6.1%
to determine expense, year ended
Discount rate	6.1%	6.1%	5.8%
Assumed life expectancy at age 65
for a male aged 65 at measurement date	19.4	19.1	19.1
for a male aged 45 at measurement date	21.5	21.1	21.0
for a female aged 65 at measurement date	22.8	22.6	22.5
for a female aged 45 at measurement date	24.8	24.5	24.3

1	The expected rate of return on assets for determining income in 2010 is 5.0% .
In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.9 % in the per capita cost of covered health care benefits was assumed for 2010. The rate is assumed to decrease gradually to 4.9 % by the end of 2017 and to remain at that level thereafter.
Mortality assumptions are significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.
The price inflation assumptions in the U.K. and eurozone are set with reference to market implied measures of inflation based on inflation swap rates in those markets at December 31, 2009, to better estimate the impact of inflation on the Group’s pension commitments. In previous years, these assumptions were set predominantly with reference to the long term inflation forecasts by Consensus Economics Inc. This change results in an increase of the Defined Benefit Obligation at December 31, 2009 by approximately € 540 million.
The expected rate of return on assets is developed separately for each plan, using a building block approach recognizing the plan’s specific asset allocation and the assumed return on assets for each asset category. The plan’s target asset allocation at the measurement date is used, rather than the actual allocation.

The weighted-average asset allocation of the Group’s funded retirement benefit plans as of December 31, 2009 and 2008, as well as the target allocation by asset category are as follows.

		Percentage of plan assets
	Target allocation	Dec 31, 2009	Dec 31, 2008
Asset categories:
Equity instruments	5%	8%	7%
Debt instruments (including Cash and Derivatives)	90%	90%	90%
Alternative Investments (including Property)	5%	2%	3%

Total asset categories	100%	100%	100%

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
The actual return on plan assets for the years ended December 31, 2009, and December 31, 2008, was € 495 million and € 225 million, respectively.
Plan assets as of December 31, 2009, include derivatives with a positive market value of € 249 million. Derivative transactions are made within the Group and with external counterparties. In addition, there are € 26 million of securities issued by the Group included in the plan assets.
It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2010.
The Group expects to contribute approximately € 275 million to its retirement benefit plans in 2010. The final amounts to be contributed in 2010 will be determined in the fourth quarter of 2010.

20-F     Additional Notes
The table below reflects the benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to estimated future employee service.

		Post-employment
		medical plans
	Retirement	Gross	Reimburse-
in € m.	benefit plans	amount	ment[1]
2010	415	9	(1)
2011	409	11	(1)
2012	424	11	(1)
2013	441	12	(2)
2014	449	12	(2)
2015 – 2019	2,619	65	(11)

1	Expected reimbursements from Medicare for prescription drugs.
The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders’ equity and are presented in the Consolidated Statement of Recognized Income and Expense and in the Consolidated Statement of Changes in Equity. The following table shows the cumulative amounts recognized as at December 31, 2009 since inception of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2009 and 2008, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note [33]. Adjusted amounts recognized for prior periods are presented in Note [1].

	Amount recognized in
	shareholders’ equity (gain(loss))
in € m.	Dec 31, 2009[1]	2009	2008
Retirement benefit plans:
Actuarial gain (loss)	(89)	(754)	(61)
Asset ceiling	(7)	1	—

Total retirement benefit plans	(96)	(753)	(61)

Post-employment medical plans:
Actuarial gain (loss)	38	(14)	(1)

Total post-employment medical plans	38	(14)	(1)

Total amount recognized	(58)	(767)	(62)

1	Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

The following table shows the amounts for the current annual period and the previous annual periods of the present value of the defined benefit obligation, the fair value of plan assets and the funded status as well as the experience adjustments arising on the obligation and the plan assets.

in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans:
Defined benefit obligation	9,416	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	(72)	24	(68)	18

Fair Value of plan assets	9,352	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	92	(221)	(266)	(368)

Funded status	(64)	566	813	318

Post-employment medical plans:
Defined benefit obligation	136	119	116	147
thereof: experience adjustments (loss (gain))	—	(5)	(17)	(27)

Funded status	(136)	(119)	(116)	(147)

Expenses for defined benefit plans and other selected employee benefits recognized in the Consolidated Statement of Income for the years ended December 31, 2009, 2008 and 2007 included the following items. All items are part of compensation and benefits expenses.

in € m.	2009	2008	2007
Expenses for retirement benefit plans:
Current service cost	186	264	265
Interest cost	457	453	436
Expected return on plan assets	(403)	(446)	(435)
Past service cost (credit) recognized immediately	18	14	11
Settlements/curtailments	1	—	(5)
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	—	9	(6)
Amortization of actuarial losses (gains)[1]	—	1	(1)
Asset ceiling[1]	—	(2)	2

Total retirement benefit plans	259	293	267

Expenses for post-employment medical plans:
Current service cost	3	2	3
Interest cost	7	7	8
Amortization of actuarial losses (gains)[1]	—	2	(3)

Total post-employment medical plans	10	11	8

Total expenses defined benefit plans	269	304	275

Total expenses for defined contribution plans	203	206	203

Total expenses for post-employment benefits	472	510	478

Disclosures of other selected employee benefits
Employer contributions to mandatory German social security pension plan	162	159	156
Expenses for cash retention plans	688	13	18
Expenses for severance payments	629	555	225

1	Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy.
Expected expenses for 2010 are € 225 million for the retirement benefit plans and € 11 million for the post-employment medical plans. The average remaining service period at measurement date for retirement benefit plans is 11 years and for post-employment medical plans 7 years respectively.

20-F     Additional Notes
The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2009, and the aggregate of service costs and interest costs as well as the expected return on plan assets for the year ended December 31, 2009. Each assumption is shifted in isolation.

Increase (decrease)	Defined benefit obligation as at		Expenses for
in € m.	Dec 31, 2009	Dec 31, 2008	2009	2008
Retirement benefit plans sensitivity:
Discount rate (fifty basis point decrease)	695	560	5	15
Rate of price inflation (fifty basis point increase)	420	370	30	40
Rate of real increase in future compensation levels (fifty basis point increase)	80	75	10	10
Longevity (improvement by ten percent)[1]	175	130	10	10
Expected rate of return (fifty basis point decrease)	—	—	45	45
Post-employment medical plans sensitivity:
Health care cost rate (100 basis point increase)	16	13	2	1
Health care cost rate (100 basis point decrease)	(14)	(12)	(1)	(1)

1	Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.
[33] Income Taxes
The components of income tax expense (benefit) for 2009, 2008 and 2007 are as follows.

in € m.	2009	2008	2007
Current tax expense (benefit):
Tax expense (benefit) for current year	970	(32)	3,504
Adjustments for prior years	(430)	(288)	(347)

Total current tax expense (benefit)	540	(320)	3,157

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	570	(1,346)	(651)
Effects of changes in tax rates	3	26	(181)
Adjustments for prior years	(869)	(205)	(86)

Total deferred tax expense (benefit)	(296)	(1,525)	(918)

Total income tax expense (benefit)	244	(1,845)	2,239

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 1 million, € 79 million and € 1 million in 2009, 2008 and 2007, respectively.
Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 0.2 million in 2009. In 2008 these effects increased the current tax benefit by € 45 million and reduced the current tax expense by € 3 million in 2007.

Total deferred tax benefit includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax benefit by € 537 million in 2009. In 2008 these effects reduced the deferred tax benefit by € 971 million and by € 71 million in 2007.
The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2009	2008	2007
Expected tax expense at domestic income tax rate of 30.7% (30.7 % for 2008 and 39.2 % for 2007)	1,595	(1,760)	3,429
Foreign rate differential	(63)	(665)	(620)
Tax-exempt gains on securities and other income	(763)	(746)	(657)
Loss (income) on equity method investments	(29)	(36)	(22)
Nondeductible expenses	624	403	393
Goodwill impairment	0	1	21
Changes in recognition and measurement of deferred tax assets	(537)	926	68
Effect of changes in tax law or tax rate	3	26	(181)
Effect related to share based payments	(95)	227	—
Effect of policyholder tax	(1)	(79)	(1)
Other	(490)	(142)	(191)

Actual income tax expense (benefit)	244	(1,845)	2,239

The Group is under continuous examinations by tax authorities in various jurisdictions. The line item other in the preceding table includes mainly the nonrecurring effect of settling examinations in 2009.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % for the years ended December 31, 2009, 2008 and 2007.
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

20-F     Additional Notes
Income taxes charged or credited to equity are as follows.

in € m.	2009	2008	2007
Tax (charge)/credit on actuarial gains (losses) related to defined benefit plans	113	1	(192)

Financial assets available for sale
Unrealized net gains (losses) arising during the period	(195)	892	154
Net (gains) losses reclassified to profit or loss	(214)	(194)	43

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period	90	(34)	4
Net (gains) losses reclassified to profit or loss	(2)	—	(5)

Other equity movement
Unrealized net gains (losses) arising during the period	54	67	19
Net (gains) losses reclassified to profit or loss	13	—	—

Income taxes (charged) credited to recognized income and expenses in total equity	(254)	731	215

Other income taxes (charged) credited to total equity	(35)	(75)	(35)

Major components of the Group’s gross deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Deferred tax assets:
Unused tax losses	2,986	3,477
Unused tax credits	218	134
Deductible temporary differences:
Trading activities	7,244	8,769
Property and equipment	654	380
Other assets	1,544	1,167
Securities valuation	563	654
Allowance for loan losses	353	144
Other provisions	1,088	1,016
Other liabilities	439	568

Total deferred tax assets	15,089	16,309

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	6,666	7,819
Property and equipment	55	53
Other assets	652	1,042
Securities valuation	652	605
Allowance for loan losses	122	167
Other provisions	932	1,221
Other liabilities	1,017	716

Total deferred tax liabilities	10,096	11,623

Net deferred tax assets	4,993	4,686

After offsetting, deferred tax assets and liabilities are presented on the balance sheet as follows.

in € m.	Dec 31, 2009	Dec 31, 2008
Presented as deferred tax assets	7,150	8,470
Presented as deferred tax liabilities	2,157	3,784

Net deferred tax assets	4,993	4,686

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.
As of December 31, 2009 and 2008, no deferred tax assets are recognized for the following items.1

in € m.	Dec 31, 2009	Dec 31, 2008
Deductible temporary differences	(69)	(26)

Not expiring	(1,598)	(617)
Expiring in subsequent period	0	(1)
Expiring after subsequent period	(659)	(2,851)

Unused tax losses	(2,257)	(3,469)

Expiring in subsequent period	—	—
Expiring after subsequent period	(87)	(90)

Unused tax credits	(87)	(90)

1	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2009 and December 31, 2008, the Group recognized deferred tax assets of € 6 billion and € 5.6 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

20-F     Additional Notes
As of December 31, 2009 and December 31, 2008, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 105 million and € 157 million respectively, in respect of which no deferred tax liabilities were recognized.
[34] Acquisitions and Dispositions
Business Combinations finalized in 2009
In 2009, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, none were individually significant and are, therefore, presented in the aggregate. These transactions involved the acquisition of interests of 100 % respectively for a total consideration of € 22 million, including cash payments of € 20 million and costs of € 2 million directly related to these acquisitions. Based on provisional values, the aggregated purchase prices were allocated as other intangible assets of € 21 million, reflecting customer relationships, and goodwill of € 1 million. Among these transactions is the acquisition of Dresdner Bank’s Global Agency Securities Lending business which closed on November 30, 2009. The business is operating from offices in London, New York and Frankfurt and was integrated into GTB. The completion of this transaction added one of the largest third-party agency securities lending providers to the Group’s existing custody platform, closing a strategic product gap in the securities servicing area.
The aggregate impact from these acquisitions on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	—	—	—
Goodwill	—	1	1
Other intangible assets	—	21	21
All remaining assets	—	—	—

Total assets	—	22	22

Liabilities:
Long-term debt	—	—	—
All remaining liabilities	—	3	3

Total liabilities	—	3	3

Net assets	—	19	19

Total liabilities and equity	—	22	22

Their related effect on net revenues and net profit or loss after tax of the Group in 2009 was € 1 million and € (1) million, respectively.

Potential Profit or Loss Impact of Business Combinations finalized in 2009
If the business combinations described above which were finalized in 2009 had all been effective as of January 1, 2009, the effect on the Group’s net revenues and net profit or loss after tax in 2009 would have been € 22 million and less than € 1 million, respectively.
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
DB HedgeWorks, LLC
On January 31, 2008, the Group acquired 100 % of HedgeWorks, LLC, a hedge fund administrator based in the United States which it subsequently renamed DB HedgeWorks, LLC (“DB HedgeWorks”). The acquisition further strengthened the Group’s service offering to the hedge fund industry. The cost of this business combination consisted of a cash payment of € 19 million and another € 15 million subject to the acquiree exceeding certain performance targets over the following three years. The purchase price was allocated as goodwill of € 28 million, other intangible assets of € 5 million and net tangible assets of € 1 million. DB HedgeWorks is included in GTB. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	1	—	1
Goodwill	—	28	28
Other intangible assets	—	5	5
All remaining assets	1	—	1

Total assets	2	33	35

Liabilities:
Long-term debt	—	15	15
All remaining liabilities	1	—	1

Total liabilities	1	15	16

Net assets	1	18	19

Total liabilities and equity	2	33	35

Following the acquisition in 2008, DB HedgeWorks recorded net revenues and net losses after tax of € 6 million and € 2 million, respectively.

20-F     Additional Notes
Maher Terminals LLC and Maher Terminals of Canada Corp.
Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a non-controlling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007 (see Note [24]). In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment was Maher Terminals, for a cash consideration of € 109 million.
In discontinuing the held for sale accounting for the investment at the end of the third quarter 2008, the assets and liabilities of Maher Terminals were reclassified from the held for sale category, with the reacquisition accounted for as a purchase transaction. The cost of this acquisition was allocated as goodwill of € 33 million and net tangible assets of € 76 million. At acquisition, Maher Terminals was included in AWM. Following a change in management responsibility, Maher Terminals was transferred to CI effective January 1, 2009.
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Reclassification from
	the acquisition and	held-for-sale category
	included under held-	and Adjustments to
in € m.	for-sale category	fair value	Fair value
Assets:
Interest-earning time deposits with banks	—	30	30
Property and equipment	—	169	169
Goodwill	—	597	597
Other intangible assets	—	770	770
All remaining assets	1,840	(1,656)	184

Total assets	1,840	(90)	1,750

Liabilities:
Long-term debt	—	839	839
All remaining liabilities	983	(845)	138

Total liabilities	983	(6)	977

Net assets	857	(84)	773

Total liabilities and equity	1,840	(90)	1,750

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment loss recognized in the fourth quarter 2008 (see Note [23]).

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
Their impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	4	6	10
Interest-earning demand deposits with banks	6	3	9
Interest-earning time deposits with banks	2	3	5
Other intangible assets	—	1	1
All remaining assets	20	2	22

Total assets	32	15	47

Liabilities:
Other liabilities	1	7	8
All remaining liabilities	—	1	1

Total liabilities	1	8	9

Net assets	31	7	38

Total liabilities and equity	32	15	47

The effect of these acquisitions on net revenues and net profit or loss after tax of the Group in 2008 was € 2 million and € (4) million, respectively.
Potential Profit or Loss Impact of Business Combinations finalized in 2008
If the business combinations described above which were finalized in 2008 had all been effective as of January 1, 2008, the effect on the Group’s net revenues and net profit or loss after tax in 2008 would have been € 44 million and € (223) million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment related to Maher Terminals recognized in the fourth quarter 2008.

20-F     Additional Notes
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
From the purchase price, € 508 million were allocated to goodwill, € 45 million were allocated to other intangible assets, and € 93 million reflected net tangible assets. Berliner Bank is included in PBC. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	190	—	190
Interest-earning demand deposits with banks	808	—	808
Interest-earning time deposits with banks	1,945	—	1,945
Loans	2,443	(28)	2,415
Goodwill	—	508	508
Other intangible assets	—	45	45
All remaining assets	18	2	20

Total assets	5,404	527	5,931

Liabilities:
Deposits	5,107	—	5,107
All remaining liabilities	133	45	178

Total liabilities	5,240	45	5,285

Net assets	164	482	646

Total liabilities and equity	5,404	527	5,931

Post-acquisition net revenues and net profits after tax related to Berliner Bank in 2007 amounted to € 251 million and € 35 million, respectively.

MortgageIT Holdings, Inc.
On January 2, 2007, the Group completed the acquisition of 100 % of MortgageIT Holdings, Inc. (“MortgageIT”) for a total cash consideration of € 326 million. The purchase price was allocated as goodwill of € 149 million and net tangible assets of € 177 million. MortgageIT, a residential mortgage real estate investment trust (REIT) in the U.S., is included in CB&S.
The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	29	—	29
Financial assets at fair value through profit or loss	5,854	(5)	5,849
Goodwill	9	140	149
All remaining assets	160	(7)	153

Total assets	6,052	128	6,180

Liabilities:
Financial liabilities at fair value through profit or loss	3,390	—	3,390
Other liabilities	2,349	10	2,359
All remaining liabilities	95	10	105

Total liabilities	5,834	20	5,854

Net assets	218	108	326

Total liabilities and equity	6,052	128	6,180

Following the acquisition in 2007, MortgageIT recorded net negative revenues and net losses after tax of € 38 million and € 212 million, respectively.

20-F     Additional Notes
Abbey Life Assurance Company Limited
On October 1, 2007, the Group completed the acquisition of 100 % of Abbey Life Assurance Company Limited (“Abbey Life”) for a cash consideration of € 1,412 million and € 12 million of costs directly related to the acquisition. The allocation of the purchase price resulted in net tangible assets of € 512 million and other intangible assets of € 912 million. These identified intangible assets represent the present value of the future cash flows of the long-term insurance and investment contracts acquired in a business combination (the Value of Business Acquired (“VOBA”)). Abbey Life is a U.K. life assurance company which closed to new business in 2000 but still holds a valid license under which it is permitted to write new contracts if required. The company comprises primarily unit-linked life and pension policies and annuities and is included in CB&S. The impact of this acquisition on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Interest-earning demand deposits with banks	232	—	232
Financial assets at fair value through profit or loss	14,145	—	14,145
Financial assets available for sale	2,261	—	2,261
Other intangible assets	—	912	912
All remaining assets	1,317	(1)	1,316

Total assets	17,955	911	18,866

Liabilities:
Financial liabilities at fair value through profit or loss	10,387	—	10,387
Provisions — Insurance policies and reserves	6,339	—	6,339
All remaining liabilities	246	318	564

Total liabilities	16,972	318	17,290

Net assets[1]	983	593	1,576

Total liabilities and equity	17,955	911	18,866

1	Includes minority interest of € 152 million.
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

Their impact on the Group’s balance sheet was as follows.

	Carrying value before	Adjustments to
in € m.	the acquisition	fair value	Fair value
Assets:
Cash and due from banks	3	77	80
Goodwill	3	25	28
Other intangible assets	8	—	8
All remaining assets	91	44	135

Total assets	105	146	251

Total liabilities	87	13	100

Net assets	18	133	151

Total liabilities and equity	105	146	251

The effect of these acquisitions on net revenues and net profit or loss after tax of the Group in 2007 was € 2 million and € 1 million, respectively.
Potential Profit or Loss Impact of Business Combinations finalized in 2007
If the business combinations described above which were finalized in 2007, had all been effective as of January 1, 2007, the effect on the Group’s net revenues and net profit or loss after tax in 2007 would have been € 426 million and € (74) million, respectively.
Business Combinations subject to completion in 2010
The following acquisitions have been or will be completed in 2010 and therefore are accounted for under the revised IFRS 3 R, “Business Combinations”, which the Group decided to adopt as of January 1, 2010. However, disclosure requirements for these transactions at year-end 2009 are still governed by current IFRS 3.
Sal. Oppenheim. On October 28, 2009, Deutsche Bank AG (“Deutsche Bank”) and the owners of Luxembourg based holding company Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Opp. S.C.A.”) signed a framework agreement which allowed Deutsche Bank to acquire 100 % of Sal. Oppenheim Group (“Sal. Opp. Group”) at a purchase price of approximately € 1.0 billion. The previous shareholders in Sal. Opp. S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim KGaA (“Sal. Opp. KGaA”).
With the purchase of Sal. Opp. S.C.A., all activities of Sal. Opp. KGaA, BHF BANK AG (“BHF”) and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. (“SOPEP”) have transferred to Deutsche Bank. In addition, Deutsche Bank acquired 94.9% (49 % of voting rights) of BHF Asset Servicing GmbH (“BAS”) which was held by the Sal. Opp. S.C.A. shareholders. In addition to the envisaged sale of BAS, Deutsche Bank also intends to resell parts of Sal. Opp. KGaA’s investment banking activities to third parties.

20-F     Additional Notes
On provisional values, the purchase price for the different entities acquired is expected to total approximately € 1.3 billion. Further agreements have been reached with the owners of Sal. Opp. S.C.A. that could lead to an increase of the purchase price contingent upon the future performance of specific risk positions. The allocation of the purchase price and the determination of the net fair value of the identifiable assets, liabilities, and contingent liabilities for the Sal. Opp. Group as of the acquisition date is not yet finalized.
Sal. Oppenheim’s Asset and Wealth Management activities will be maintained and expanded in the future under the private bank’s established brand “Oppenheim” and “Sal. Oppenheim” and will preserve Sal. Oppenheim’s identity, values, culture and service quality. With this transaction, the Group strengthens its position among high-net-worth private clients, family offices and trusts, especially in Germany.
The acquisition of the Sal. Opp. Group closes in the first quarter of 2010 and is implemented via various execution agreements which, in accordance with definitions provided in IAS 28, resulted in the Group having significant influence over the Sal. Opp. Group at year end 2009. As all significant legal and regulatory approvals have been obtained by January 29, 2010, the date of acquisition was set for that date and accordingly, the Group commenced consolidation of the Sal. Opp. Group in the first quarter 2010.
ABN AMRO. In December 2009, the Group signed a definitive agreement with ABN AMRO Bank N.V. (“ABN AMRO”) to acquire parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands. The businesses to be acquired remain the same as those in the original agreement announced in July 2008, encompassing a network of 15 ABN AMRO branches: two corporate client units serving large corporate clients and 13 commercial advisory branches serving medium-sized clients in the Netherlands. In addition, as part of the transaction, the Group will acquire the Rotterdam-based bank, Hollandsche Bank Unie N.V. and the Dutch IFN Finance B.V which provides factoring services. The transaction is expected to be completed in the second quarter 2010.
Other Business Combinations completed in 2010
Other business combinations, not being individually material, which were finalized in 2010, include the step-acquisition of an additional 47.5 % interest in an existing associate domiciled in the Philippines. The acquisition resulted in a controlling ownership interest of 95 % and the consolidation of the investment in the first quarter 2010. The total consideration of € 6 million paid in cash was allocated to net assets acquired (including liabilities assumed) of € 10 million, resulting in negative goodwill of € 4 million which will be recognized as other income in the Group’s income statement of the first quarter 2010.

Dispositions
During 2009, 2008 and 2007, the Group finalized several dispositions of subsidiaries/businesses. For a list and further details about these dispositions, please see Note [4]. The total cash consideration received for these dispositions in 2009, 2008 and 2007 was € 51 million, € 182 million and € 375 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2009	2008	2007
Cash and cash equivalents	49	66	52
All remaining assets	15	4,079	885

Total assets disposed	64	4,145	937

Total liabilities disposed	73	3,490	463

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

20-F     Additional Notes
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
The following table presents the value of derivatives held as fair value hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2009	2009	2008	2008
Derivatives held as fair value hedges	6,726	3,240	8,441	3,142
For the years ended December 31, 2009 and 2008, a loss of € 1.6 billion and a gain of € 4.1 billion, respectively, were recognized on the hedging instruments. For the same periods the gain on the hedged items, which were attributable to the hedged risk, was € 1.5 billion and a loss of € 3.8 billion, respectively.
Cash Flow Hedging
The Group undertakes cash flow hedging, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposures to variability in equity indices, interest rates and exchange rates.
The following table presents the value of derivatives held as cash flow hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2009	2009	2008	2008
Derivatives held as cash flow hedges	2	197	12	355

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

	Within one			Over five
in € m.	year	1–3 years	3–5 years	years
As of December 31, 2009
Cash inflows from assets	42	79	65	106
Cash outflows from liabilities	(40)	(58)	(27)	(140)

Net cash flows	2	21	38	(34)

As of December 31, 2008[1]
Cash inflows from assets	102	65	58	111
Cash outflows from liabilities	(71)	(38)	(49)	(304)

Net cash flows	31	27	9	(194)

1	Prior year amounts have been adjusted.
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
For the years ended December 31, 2009 and December 31, 2008, balances of € (217) million and € (342) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (48) million and € (56) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.
For the years ended December 31, 2009 and December 31, 2008, a gain of € 119 million and a loss of € 265 million, respectively, were recognized in equity in respect of effective cash flow hedging.
For the years ended December 31, 2009 and December 31, 2008, losses of € 6 million and € 2 million, respectively, were removed from equity and included in the income statement.

20-F     Additional Notes
For the years ended December 31, 2009 and December 31, 2008, a loss of € 7 million and a gain of € 27 million, respectively, were recognized due to hedge ineffectiveness.
As of December 31, 2009 the longest term cash flow hedge matures in 2027.
Net Investment Hedging
Using foreign exchange forwards and swaps, the Group undertakes hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent.
The following table presents the value of derivatives held as net investment hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2009	2009	2008	2008
Derivatives held as net investment hedges	94	364	1,081	1,220
For the years ended December 31, 2009 and December 31, 2008 losses of € 238 million and € 151 million respectively, were recognized due to hedge ineffectiveness.
[36] Regulatory Capital
Capital Management
The Group’s Treasury function manages its capital at Group level and locally in each region. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group’s profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements the Group’s capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. The Group’s target for the Tier 1 capital ratio continues to be at 10 % or above.
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
The 2008 Annual General Meeting granted our management the authority to buy back up to 53.1 million shares before the end of October 2009. No shares had been repurchased under this authorization through the Annual General Meeting in May 2009 when a new authorization was granted.
The 2009 Annual General Meeting granted the Group’s management the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from the Annual General Meeting in May 2009 until year-end 2009, 11.7m shares (or 1.9 % of shares issued) were purchased for equity compensation purposes. The purchases were executed in July and August 2009.
In March 2009, the Group issued 50 million new registered shares to Deutsche Post AG. In turn, Deutsche Post AG contributed-in-kind a minority stake in Deutsche Postbank AG to Deutsche Bank AG.
The Group issued € 1.3 billion of hybrid Tier 1 capital for the year ended December 31, 2009. Total outstanding hybrid Tier 1 capital (all noncumulative trust preferred securities) as of December 31, 2009, amounted to € 10.6 billion compared to € 9.6 billion as of December 31, 2008.
Capital Adequacy
Since 2008, Deutsche Bank calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”), which adopted the revised capital framework of the Basel Committee from 2004 (“Basel II”) into German law.
The group of companies consolidated for banking regulatory purposes (“group of institutions”) includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises, ancillary services enterprises or payment institutions. It does not include insurance companies or companies outside the finance sector.

20-F     Additional Notes
For financial conglomerates, however, insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation. The Group has been designated as a financial conglomerate following the acquisition of Abbey Life Assurance Company Limited in October 2007. The Group’s solvency margin as a financial conglomerate remains dominated by its banking activities.
A bank’s total regulatory capital, also referred to as “Own Funds”, is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as “Regulatory Banking Capital”.
—	Tier 1 capital consists primarily of common share capital, additional paid-in capital, retained earnings and hybrid capital components such as noncumulative trust preferred securities. Common shares in treasury, goodwill and other intangible assets are deducted from Tier 1. Other regulatory adjustments according to the Banking Act entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. Tier 1 capital without hybrid capital components is referred to as Core Tier 1 capital.

—	Tier 2 capital consists primarily of cumulative trust preferred securities and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities.

Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include deductible investments in unconsolidated banking, financial and insurance entities where the Group holds more than 10 % of the capital (in case of insurance entities 20 % either of the capital or of voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail exposures as measured under the bank’s internal ratings based approach (“IRBA”) model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery provided the transaction has been allocated to the bank’s trading book.

—	Tier 3 capital consists mainly of certain short-term subordinated debt.
The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

The Tier 1 capital ratio is the principal measure of capital adequacy for internationally active banks. The ratio compares a bank’s regulatory Tier 1 capital with its credit risks, market risks and operational risks pursuant to Basel II (which the Group refers to collectively as the “risk-weighted assets” or “RWA”). In the calculation of the risk-weighted assets the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group’s exposure relating to asset and off-balance sheet credit risks is measured using internal rating models under the so-called advanced IRBA. The Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models. For operational risk calculations, the Group uses the so-called Advanced Measurement Approach (“AMA”) pursuant to the German Banking Act.
The following two tables present a summary of the Group’s regulatory capital and RWA.

in € m.
(unless stated otherwise)	Dec 31, 2009	Dec 31, 2008
Credit risk	217,003	247,611
Market risk[1]	24,880	23,496
Operational risk	31,593	36,625

Total risk-weighted assets	273,476	307,732

Tier 1 capital	34,406	31,094
Thereof Core Tier 1 capital	23,790	21,472
Tier 2 capital	3,523	6,302
Tier 3 capital	—	—

Total regulatory capital	37,929	37,396

Tier 1 capital ratio	12.6%	10.1%
Core Tier 1 capital ratio	8.7%	7.0%
Total capital ratio	13.9%	12.2%

Average Active Book Equity	34,613	32,079

1	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99% and a ten-day holding period.
The Group’s total capital ratio was 13.9 % on December 31, 2009, significantly higher than the 8 % minimum ratio required.
The Group’s Tier 1 capital was € 34.4 billion on December 31, 2009 and € 31.1 billion on December 31, 2008. The Tier 1 capital ratio was 12.6 % as of December 31, 2009 and 10.1 % as of December 31, 2008, both exceeding the Group’s target ratio of 10%. Core Tier 1 capital amounted to € 23.8 billion on December 31, 2009 and € 21.5 billion on December 31, 2008 with Core Tier 1 ratio of 8.7 % and 7.0 % respectively.
The Group’s Tier 2 capital was € 3.5 billion on December 31, 2009, and € 6.3 billion on December 31, 2008, amounting to 10 % and 20 % of Tier 1 capital, respectively.

20-F     Additional Notes
The German Banking Act and Solvency Regulation rules require the Group to cover its market risk as of December 31, 2009, with € 1,990 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,880 million as of December 31, 2008. The Group met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.
The following are the components of Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2009, and December 31, 2008.

in € m.	Dec 31, 2009	Dec 31, 2008
Tier 1 capital:
Core Tier 1 capital:
Common shares	1,589	1,461
Additional paid-in capital	14,830	14,961
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	21,807	16,724
Items to be fully deducted from Tier 1 capital (inter alia goodwill and intangible assets)	(10,238)	(10,125)
Items to be partly deducted from Tier 1 capital:
Deductible investments in banking, financial and insurance entities	(2,120)	(771)
Securitization positions not included in risk-weighted assets	(1,033)	(279)
Excess of expected losses over risk provisions	(1,045)	(499)
Items to be partly deducted from Tier 1 capital[1]	(4,198)	(1,549)

Core Tier 1 capital	23,790	21,472

Additional Tier 1 capital:
Noncumulative trust preferred securities	10,616	9,622
Additional Tier 1 capital	10,616	9,622

Total Tier 1 capital	34,406	31,094

Tier 2 capital:
Unrealized gains on listed securities[2] (45 % eligible)	331	—
Cumulative preferred securities	294	300
Qualified subordinated liabilities	7,096	7,551
Items to be partly deducted from Tier 2 capital	(4,198)	(1,549)

Total Tier 2 capital	3,523	6,302

1	Pursuant to German Banking Act Section 10 (6) and Section 10 (6a) in conjunction with German Banking Act Section 10a.

2	Net unrealized gains and losses on listed securities as to be determined for regulatory purposes were negative at the end of 2008 € (108) million and were fully deducted from Tier 1 capital.

The following table reconciles shareholders’ equity according to IFRS to Tier 1 capital pursuant to Basel II.

in € m.	Dec 31, 2009	Dec 31, 2008
Total shareholders’ equity	36,647	30,703

Unrealized net gains (losses) on financial assets available for sale	121	882
Unrealized net gains (losses) on cash flow hedges	136	349
Accrued future dividend	(466)	(310)

Active book equity	36,438	31,624

Goodwill and intangible assets	(10,169)	(9,877)
Minority interest	1,322	1,211
Other (consolidation and regulatory adjustments)	397	63
Noncumulative trust preferred securities	10,616	9,622
Items to be partly deducted from Tier 1 capital	(4,198)	(1,549)

Tier 1 capital	34,406	31,094

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of December 31, 2009, the transitional item amounted to € 462 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 12.7% and 14.0%, respectively, on December 31, 2009.
Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on the Group’s businesses. The Group complied with the regulatory capital adequacy requirements in 2009.

20-F     Additional Notes
[37] Related Party Transactions
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
The following table presents the compensation expense of key management personnel.

in € m.	2009	2008	2007
Short-term employee benefits	22	9	30
Post-employment benefits	3	3	4
Other long-term benefits	—	—	—
Termination benefits	—	—	—
Share-based payment	7	8	8

Total	32	20	42

Among the Group’s transactions with key management personnel as of December 31, 2009 were loans and commitments of € 9 million and deposits of € 21 million. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

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
Loans

in € m.	2009	2008
Loans outstanding, beginning of year	834	2,081

Loans issued during the year	366	1,623
Loan repayment during the year	209	514
Changes in the group of consolidated companies[1]	(83)	(2,200)
Exchange rate changes/other	57	(156)

Loans outstanding, end of year[2]	965	834

Other credit risk related transactions:
Allowance for loan losses	4	4
Provision for loan losses	31	4
Guarantees and commitments[3]	135	95

1	In 2009 one entity that was accounted for using the equity method was sold. In 2008 four entities that were accounted for using the equity method were fully consolidated for the first time. Therefore loans made to these investments were eliminated on consolidation.

2	Included in this amount are loans past due of € 15 million and € 7 million as of December 31, 2009 and 2008, respectively. For the above loans the Group held collateral of € 375 million and € 361 million as of December 31, 2009 and as of December 31, 2008, respectively. Loans included also € 4 million and € 143 million loans with joint ventures as of December 31, 2009 and 2008, respectively. For these loans no loan loss allowance was required.

3	The guarantees above include financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

in € m.	2009	2008
Deposits outstanding, beginning of year	246	962

Deposits received during the year	287	955
Deposits repaid during the year	161	685
Changes in the group of consolidated companies[1]	(6)	(693)
Exchange rate changes/other	1	(293)

Deposits outstanding, end of year[2]	367	246

1	In 2009 one entity that was accounted for using the equity method was sold. In 2008 one entity that was accounted for using the equity method was fully consolidated. Therefore deposits received from this investment were eliminated on consolidation.

2	The deposits are unsecured. Deposits include also € 0.4 million and € 18 million deposits from joint ventures as of December 31, 2009 and as of December 31, 2008, respectively.

20-F     Additional Notes
Other Transactions
As of December 31, 2009 positive and negative market values from derivative financial transactions with associated companies amounted to € 3.7 billion and € 3.0 billion, respectively. Positive market values from derivative financial instruments with associated companies were € 390 million as of December 31, 2008. The increase was attributable to changes in the composition of the Group’s associated companies. Other transactions with related parties also reflected the following:
Business Relationships with Deutsche Postbank AG: In addition to the acquisition of an interest in Deutsche Postbank AG, Deutsche Bank AG signed a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Xchanging etb GmbH: The Group holds a stake of 44 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the four executive directors of Xchanging etb GmbH and one member of the supervisory board of XTB are employees of the Group. The Group’s arrangements reached with Xchanging in 2004 include a 12-year outsourcing agreement with XTB for security settlement services and are aimed at reducing costs without compromising service quality. In 2009 and 2008, the Group received services from XTB with volume of € 104 million and € 94 million, respectively. In 2009 and 2008, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 29 million and € 26 million, respectively, to XTB.
Mutual funds: The Group offers clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. For all funds the Group determines a projected yield based on current money market rates. However, no guarantee or assurance is given that these yields will actually be achieved. Though the Group is not contractually obliged to support these funds, it made a decision, in a number of cases in which actual yields were lower than originally projected (although still above any guaranteed thresholds), to support the funds’ target yields by injecting cash of € 16 million in 2009 and € 207 million in 2008.

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

in € m.	2009	2008
Deutsche Bank securities held in plan assets:
Equity shares	—	—
Bonds	—	—
Other securities	26	4

Total	26	4

Property occupied by/other assets used by Deutsche Bank	—	—
Derivatives: Market value for which DB (or subsidiary) is a counterparty	177	335
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	11,604	9,172
Fees paid from Fund to any Deutsche Bank asset manager(s)	21	23
[38] Information on Subsidiaries
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
Significant Subsidiaries
The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Capital Markets (Deutschland) GmbH[6]	Frankfurt am Main, Germany
DWS Investment GmbH[7]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[8]	Luxembourg
DB Equity S.á.r.l.[9]	Luxembourg

1	This company is a holding company for most of the Group’s subsidiaries in the United States.

2	This company is a subsidiary of Taunus Corporation. Deutsche Bank Trust Company Americas is a New York State-chartered bank which originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services.

3	Deutsche Bank Securities Inc. is a U.S. SEC-registered broker dealer and is a member of the New York Stock Exchange and regulated by the Financial Industry Regulatory Authority. It is also regulated by the individual state securities authorities in the states in which it operates.

4	The primary business of this company comprises treasury and global market activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group, the international loan business with a specific focus on continental Europe, and private banking.

5	The company serves private individuals, affluent clients and small business clients with banking products.

6	This company is a German limited liability company and operates as a holding company for a number of European subsidiaries, mainly institutional and mutual fund management companies located in Germany, Luxembourg, Austria, Switzerland, Italy, Poland, and Cyprus.

7	This company, in which DB Capital Markets (Deutschland) GmbH indirectly owns 100% of the equity and voting interests, is a limited liability company that operates as a mutual fund manager.

8	This company is a holding company for the Group’s subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.

9	This company is the holding company for the Group’s minority stake in Deutsche Postbank AG.

20-F     Additional Notes
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
In the normal course of business, the Group becomes involved with SPEs, primarily through the following types of transactions: asset securitizations, commercial paper programs, repackaging and investment products, mutual funds, structured transactions, leasing and closed-end funds. The Group’s involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.
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

The “List of Shareholdings 2009” is published as a separate document and deposited with the German Electronic Federal Gazette (“elektronischer Bundesanzeiger”). It is available in the Investor Relations section of Deutsche Bank’s website (http://www.deutsche-bank.de/ir/en/content/reports.htm), but can also be ordered free of charge.
[39] Insurance and Investment Contracts
Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2009			Dec 31, 2008
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,613	(1,534)	3,079	3,963	(1,407)	2,556
Investment contracts	7,278	—	7,278	5,977	—	5,977

Total	11,891	(1,534)	10,357	9,940	(1,407)	8,533

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items. In the table above, reinsurance amounts are shown gross.
Carrying Amount
The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2009		2008
	Insurance	Investment	Insurance	Investment
in € m.	contracts	contracts	contracts	contracts
Balance, beginning of year	3,963	5,977	6,450	9,796

New business	121	171	236	158
Claims paid	(285)	(549)	(405)	(618)
Other changes in existing business	427	1,145	(850)	(935)
Exchange rate changes	387	534	(1,468)	(2,424)

Balance, end of year	4,613	7,278	3,963	5,977

Included in Other changes in existing business for the investment contracts is € 1,145 million and € (935) million attributable to changes in the underlying assets’ fair value for the years ended December 31, 2009 and December 31, 2008, respectively.
Key Assumptions in relation to Insurance Business
The liabilities will vary with movements in interest rates, which are applicable, in particular, to the cost of guaranteed benefits payable in the future, investment returns and the cost of life assurance and annuity benefits where future mortality is uncertain.

20-F     Additional Notes
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
Other Assumptions
The take-up rate of guaranteed annuity rate options on pension business is assumed as 60 % for the years ended December 31, 2009 and December 31, 2008.
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
Key Changes in Assumptions
Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a U.K. GAAP to a U.S. GAAP best estimate basis in line with the provisions of IFRS 4. The noneconomic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.
Sensitivity Analysis (in respect of Insurance Contracts only)
The following table presents the sensitivity of the Group’s profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity
in € m.	2009	2008	2009	2008
Variable:
Mortality[1] (worsening by ten percent)	(11)	(12)	(11)	(12)
Renewal expense (ten percent increase)	(2)	(1)	(2)	(1)
Interest rate (one percent increase)	(1)	(6)	(158)	(142)

1	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.
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

20-F     Additional Notes
[40] Current and Non-Current Assets and Liabilities
The following tables present an analysis of each asset and liability line item by amounts recovered or settled within or after one year as of December 31, 2009 and December 31, 2008.
Asset items as of December 31, 2009, follow.

	Amounts recovered or settled
	within one	after one	Total
in € m.	year	year	Dec 31, 2009
Cash and due from banks	9,346	—	9,346
Interest-earning deposits with banks	46,383	850	47,233
Central bank funds sold and securities purchased under resale agreements	6,587	233	6,820
Securities borrowed	43,509	—	43,509
Financial assets at fair value through profit or loss	943,143	22,177	965,320
Financial assets available for sale	3,605	15,214	18,819
Equity method investments	—	7,788	7,788
Loans	93,781	164,324	258,105
Property and equipment	—	2,777	2,777
Goodwill and other intangible assets	—	10,169	10,169
Other assets	113,255	8,283	121,538
Assets for current tax	1,247	843	2,090

Total assets before deferred tax assets	1,260,856	232,658	1,493,514

Deferred tax assets			7,150

Total assets			1,500,664

Liability items as of December 31, 2009, follow.

	Amounts recovered or settled
	within one	after one	Total
in € m.	year	year	Dec 31, 2009
Deposits	310,805	33,415	344,220
Central bank funds purchased and securities sold under repurchase agreements	45,453	42	45,495
Securities loaned	5,098	466	5,564
Financial liabilities at fair value through profit or loss	702,804	19,470	722,274
Other short-term borrowings	42,897	—	42,897
Other liabilities	147,506	6,775	154,281
Provisions	1,307	—	1,307
Liabilities for current tax	729	1,412	2,141
Long-term debt	18,895	112,887	131,782
Trust preferred securities	746	9,831	10,577
Obligation to purchase common shares	—	—	—

Total liabilities before deferred tax liabilities	1,276,240	184,298	1,460,538

Deferred tax liabilities			2,157

Total liabilities			1,462,695

Asset items as of December 31, 2008, follow.

	Amounts recovered or settled
	within one	after one	Total
in € m.	year	year	Dec 31, 2008
Cash and due from banks	9,826	—	9,826
Interest-earning deposits with banks	63,900	839	64,739
Central bank funds sold and securities purchased under resale agreements	8,671	596	9,267
Securities borrowed	35,016	6	35,022
Financial assets at fair value through profit or loss	1,598,362	25,449	1,623,811
Financial assets available for sale	7,586	17,249	24,835
Equity method investments	—	2,242	2,242
Loans	103,436	165,845	269,281
Property and equipment	—	3,712	3,712
Goodwill and other intangible assets	—	9,877	9,877
Other assets	135,408	2,421	137,829
Assets for current tax	3,217	295	3,512

Total assets before deferred tax assets	1,965,422	228,531	2,193,953

Deferred tax assets			8,470

Total assets			2,202,423

Liability items as of December 31, 2008, follow.

	Amounts recovered or settled
	within one	after one	Total
in € m.	year	year	Dec 31, 2008
Deposits	360,298	35,255	395,553
Central bank funds purchased and securities sold under repurchase agreements	84,481	2,636	87,117
Securities loaned	3,206	10	3,216
Financial liabilities at fair value through profit or loss	1,308,128	25,637	1,333,765
Other short-term borrowings	39,115	—	39,115
Other liabilities	157,750	2,848	160,598
Provisions	1,418	—	1,418
Liabilities for current tax	1,086	1,268	2,354
Long-term debt	22,225	111,631	133,856
Trust preferred securities	983	8,746	9,729
Obligation to purchase common shares	4	—	4

Total liabilities before deferred tax liabilities	1,978,694	188,031	2,166,725

Deferred tax liabilities			3,784

Total liabilities			2,170,509

20-F     Additional Notes
[41] Condensed Deutsche Bank AG (Parent Company only) Financial Statements
Condensed Statement of Income

in € m.	2009	2008	2007
Interest income, excluding dividends from subsidiaries	16,732	38,239	45,695
Dividends received from subsidiaries:
Bank subsidiaries	456	2,221	1,003
Nonbank subsidiaries	1,772	2,251	914
Interest expense	13,008	36,015	42,834

Net interest and dividend income	5,952	6,696	4,778

Provision for credit losses	2,390	259	85

Net interest and dividend income after provision for credit losses	3,562	6,437	4,693

Noninterest income:
Commissions and fee income	3,358	3,163	3,988
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	(3,607)	8,023
Other income	(753)	(206)	(591)

Total noninterest income	6,447	(650)	11,420

Noninterest expenses:
Compensation and benefits	5,553	4,552	6,748
Other expenses	4,126	3,917	4,153
Services provided by (to) affiliates, net	81	(370)	(496)

Total noninterest expenses	9,760	8,099	10,405

Income (loss) before income taxes	249	(2,312)	5,708

Income tax expense (benefit)	(932)	(1,356)	2,214

Net income (loss) attributable to Deutsche Bank shareholders	1,181	(956)	3,494

Condensed Balance Sheet

in € m.	Dec 31, 2009	Dec 31, 2008
Assets:
Cash and due from banks:
Bank subsidiaries	279	227
Other	5,790	5,862
Interest-earning deposits with banks:
Bank subsidiaries	62,314	54,956
Other	26,450	31,240
Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	235	42
Nonbank subsidiaries	20,926	36,060
Other	22,264	14,878
Financial assets at fair value through profit or loss:
Bank subsidiaries	6,701	5,990
Nonbank subsidiaries	40,991	80,512
Other	758,800	1,357,840
Financial assets available for sale	11,128	16,271
Equity method investments	588	494
Investment in subsidiaries:
Bank subsidiaries	8,653	6,121
Nonbank subsidiaries	35,208	36,112
Loans:
Bank subsidiaries	15,811	22,336
Nonbank subsidiaries	89,118	99,808
Other	107,354	112,651
Other assets:
Bank subsidiaries	1,943	3,284
Nonbank subsidiaries	33,327	33,113

Other	93,893	120,433

Total assets	1,341,773	2,038,230

Liabilities and shareholders’ equity:
Deposits:
Bank subsidiaries	86,764	93,115
Nonbank subsidiaries	61,014	72,040
Other	205,206	246,987
Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	2,817	3,710
Nonbank subsidiaries	16,371	15,571
Other	11,319	24,652
Financial liabilities at fair value through profit or loss:
Bank subsidiaries	7,913	6,116
Nonbank subsidiaries	38,220	80,081
Other	597,165	1,175,983
Other short-term borrowings:
Bank subsidiaries	285	323
Nonbank subsidiaries	171	10,169
Other	21,455	7,164
Other liabilities:
Bank subsidiaries	1,883	1,634
Nonbank subsidiaries	15,176	11,946
Other	104,662	124,060
Long-term debt	145,606	141,051

Total liabilities	1,316,027	2,014,602

Total shareholders’ equity	25,746	23,628

Total liabilities and shareholders’ equity	1,341,773	2,038,230

20-F     Additional Notes
Condensed Statement of Cash Flows

in € m.	2009	2008	2007
Net income (loss)	1,181	(956)	3,494

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	2,390	259	85
Restructuring activities	—	—	(6)
Gain on sale of financial assets available for sale, equity method investments, and other	(138)	(266)	(336)
Deferred income taxes, net	(856)	(491)	(543)
Impairment, depreciation and other amortization, and accretion	1,094	2,928	1,558

Income (loss) adjusted for noncash charges, credits and other items	3,671	1,474	4,252

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(3,696)	7,624	2,017
Central bank funds sold, securities purchased under resale agreements, securities borrowed	7,615	57,767	(8,786)
Trading assets and positive market values from derivative financial instruments	638,445	(545,176)	(209,066)
Financial assets designated at fair value through profit or loss	4,131	72,919	(30,631)
Loans	24,629	(10,324)	(28,227)
Other assets	16,304	36,859	(50,562)
Deposits	(59,140)	(80,267)	42,579
Trading liabilities and negative market values from derivative financial instruments	(613,041)	636,835	175,300
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(8,234)	(89,678)	48,256
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(13,425)	(50,407)	11,461
Other short-term borrowings	4,255	1,633	1,547
Other liabilities	(7,362)	(11,925)	28,806
Senior long-term debt	3,872	8,389	26,281
Other, net	154	45	(184)

Net cash provided by (used in) operating activities	(1,822)	35,768	13,043

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,359	6,270	4,201
Maturities of financial assets available for sale	6,499	15,878	4,311
Sale of equity method investments	168	218	769
Sale of property and equipment	10	7	134
Purchase of:
Financial assets available for sale	(6,891)	(26,496)	(6,713)
Equity method investments	(291)	(301)	(242)
Property and equipment	(424)	(348)	(342)
Net change in investments in subsidiaries	(2,189)	(2,187)	(1,666)
Other, net	(137)	(15)	(8)

Net cash provided by (used in) investing activities	1,104	(6,974)	444

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,677	22	2,343
Repayments and extinguishments of subordinated long-term debt	(1,044)	(203)	(1,989)
Common shares issued under share-based compensation plans	—	19	389
Capital increase	—	2,200	—
Purchases of treasury shares	(19,189)	(21,708)	(41,128)
Sale of treasury shares	18,070	21,400	39,729
Cash dividends paid	(309)	(2,274)	(2,005)

Net cash provided by (used in) financing activities	(795)	(544)	(2,661)

Net effect of exchange rate changes on cash and cash equivalents	365	(125)	(109)

Net increase (decrease) in cash and cash equivalents	(1,148)	28,125	10,717
Cash and cash equivalents at beginning of period	60,263	32,138	21,421
Cash and cash equivalents at end of period	59,115	60,263	32,138

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(1,082)	(1,923)	1,728
Interest paid	14,295	37,191	42,855
Interest and dividends received	21,017	44,524	47,612

Cash and cash equivalents comprise

Cash and due from banks	6,069	6,089	4,245
Interest-earning demand deposits with banks (not included: time deposits of € 35,718 m. at December 31, 2009 and €32,022 m. and €40,710 m. at December 31, 2008 and 2007)	53,046	54,174	27,893

Total	59,115	60,263	32,138

The following table presents the Parent Company’s long-term debt.

By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31, 2009	Dec 31, 2008
in € m.	2010	2011	2012	2013	2014	2014	Total	Total
Senior debt:
Bonds and notes:
Fixed rate	5,200	11,620	12,850	9,237	9,613	31,215	79,735	77,492
Floating rate	9,989	7,980	6,233	3,694	4,162	16,265	48,323	46,694
Subordinated debt
Bonds and notes:
Fixed rate	1,931	619	1,532	2,166	483	6,586	13,317	12,366
Floating rate	2,584	624	626	45	203	149	4,231	4,499

Total long-term debt	19,704	20,843	21,241	15,142	14,461	54,215	145,606	141,051

[42] Condensed Consolidating Financial Information
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
Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, an indirect wholly-owned subsidiary of Deutsche Bank AG organized in the form of a Delaware business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a second wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or 10 years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The

20-F     Additional Notes
Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the following 2009 condensed consolidating balance sheet, a total of € 4.6 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.
Each such issuance of Trust Preferred Securities is described in the table below.

			Earliest	Parent Long-
Trust	LLC	Issuance Date	Redemption Date	term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	October 18, 2011	€420 million
Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€559 million
Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	August 20, 2012	€804 million
Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	December 15, 2012	€563 million
Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€1,381 million
Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008	June 30, 2018	€884 million

1	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2009.

Condensed Consolidating Statement of Income

					Deutsche
2009			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,960	733	24,744	(17,484)	26,953
Interest expense	13,008	274	14,194	(12,982)	14,494

Net interest and dividend income	5,952	459	10,550	(4,502)	12,459

Provision for credit losses	2,390	158	1,012	(930)	2,630

Net interest and dividend income after provision for credit losses	3,562	301	9,538	(3,572)	9,829

Noninterest income:
Commissions and fee income	3,358	582	4,971	—	8,911
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,842	(25)	3,447	(155)	7,109
Net gains (losses) on financial assets available for sale	(219)	2	(334)	148	(403)
Other income	(534)	30	(83)	463	(124)

Total noninterest income	6,447	589	8,001	456	15,493

Noninterest expenses:
Compensation and benefits	5,553	429	5,328	—	11,310
Other expenses	4,207	225	4,990	(612)	8,810

Total noninterest expenses	9,760	654	10,318	(612)	20,120

Income (loss) before income taxes	249	236	7,221	(2,504)	5,202

Income tax expense (benefit)	(932)	132	1,039	5	244

Net income (loss)	1,181	104	6,182	(2,509)	4,958

Net income (loss) attributable to minority interest	—	2	(2)	(15)	(15)

Net income (loss) attributable to Deutsche Bank shareholders	1,181	102	6,184	(2,494)	4,973

20-F     Additional Notes

					Deutsche
2008			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	42,711	1,307	43,220	(32,689)	54,549
Interest expense	36,015	809	30,759	(25,487)	42,096

Net interest and dividend income	6,696	498	12,461	(7,202)	12,453

Provision for credit losses	259	15	802	—	1,076

Net interest and dividend income after provision for credit losses	6,437	483	11,659	(7,202)	11,377

Noninterest income:
Commissions and fee income	3,163	601	5,977	—	9,741
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	(3,607)	(148)	(6,906)	669	(9,992)
Net gains (losses) on financial assets available for sale	(335)	14	975	12	666
Other income	129	2	623	(9)	745

Total noninterest income	(650)	469	669	672	1,160

Noninterest expenses:
Compensation and benefits	4,552	383	4,671	—	9,606
Other expenses	3,547	219	5,016	(110)	8,672

Total noninterest expenses	8,099	602	9,687	(110)	18,278

Income (loss) before income taxes	(2,312)	350	2,641	(6,420)	(5,741)

Income tax expense (benefit)	(1,356)	91	(960)	380	(1,845)

Net income (loss)	(956)	259	3,601	(6,800)	(3,896)

Net income (loss) attributable to minority interest	—	14	33	(108)	(61)

Net income (loss) attributable to Deutsche Bank shareholders	(956)	245	3,568	(6,692)	(3,835)

					Deutsche
2007			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	47,612	2,015	48,296	(33,248)	64,675
Interest expense	42,834	1,592	41,102	(29,702)	55,826

Net interest and dividend income	4,778	423	7,194	(3,546)	8,849

Provision for credit losses	85	12	675	(160)	612

Net interest and dividend income after provision for credit losses	4,693	411	6,519	(3,386)	8,237

Noninterest income:
Commissions and fee income	3,988	614	7,680	—	12,282
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	8,023	(4)	(704)	(140)	7,175
Net gains (losses) on financial assets available for sale	125	(4)	673	(1)	793
Other income	(716)	86	1,979	381	1,730

Total noninterest income	11,420	692	9,628	240	21,980

Noninterest expenses:
Compensation and benefits	6,748	443	5,931	—	13,122
Other expenses	3,657	394	4,771	(476)	8,346

Total noninterest expenses	10,405	837	10,702	(476)	21,468

Income (loss) before income taxes	5,708	266	5,445	(2,670)	8,749

Income tax expense (benefit)	2,214	198	(44)	(129)	2,239

Net income (loss)	3,494	68	5,489	(2,541)	6,510

Net income (loss) attributable to minority interest	—	26	33	(23)	36

Net income (loss) attributable to Deutsche Bank shareholders	3,494	42	5,456	(2,518)	6,474

20-F     Additional Notes
Condensed Consolidating Balance Sheet

					Deutsche
Dec 31, 2009			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Assets:
Cash and due from banks	6,069	296	5,583	(2,602)	9,346
Interest-earning deposits with banks	88,764	15,892	178,771	(236,194)	47,233
Central bank funds sold, securities purchased under resale agreements, securities borrowed	43,425	1,435	49,460	(43,991)	50,329
Financial assets at fair value through profit or loss	806,492	3,238	192,774	(37,184)	965,320
Financial assets available for sale	11,128	1,094	42,543	(35,946)	18,819
Equity method investments	588	—	7,200	—	7,788
Loans	212,283	21,885	234,270	(210,333)	258,105
Other assets	173,024	2,060	100,100	(131,460)	143,724

Total assets	1,341,773	45,900	810,701	(697,710)	1,500,664

Liabilities:
Deposits	352,984	15,007	215,628	(239,399)	344,220
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	30,507	3,827	60,745	(44,020)	51,059
Financial liabilities at fair value through profit or loss	643,298	325	103,980	(25,329)	722,274
Other short-term borrowings	21,911	20,541	110,350	(109,905)	42,897
Other liabilities	121,721	2,003	101,120	(64,958)	159,886
Long-term debt	145,606	1,332	131,787	(146,943)	131,782
Trust preferred securities	—	—	10,999	(422)	10,577

Total liabilities	1,316,027	43,035	734,609	(630,976)	1,462,695

Total shareholders’ equity	25,746	2,138	74,737	(65,974)	36,647

Minority interest	—	727	1,355	(760)	1,322

Total equity	25,746	2,865	76,092	(66,734)	37,969

Total liabilities and equity	1,341,773	45,900	810,701	(697,710)	1,500,664

					Deutsche
Dec 31, 2008			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Assets:
Cash and due from banks	6,089	979	4,822	(2,064)	9,826
Interest-earning deposits with banks	86,196	19,675	197,573	(238,705)	64,739
Central bank funds sold, securities purchased under resale agreements, securities borrowed	50,980	844	50,493	(58,028)	44,289
Financial assets at fair value through profit or loss	1,444,342	3,262	219,691	(43,484)	1,623,811
Financial assets available for sale	16,271	418	62,759	(54,613)	24,835
Equity method investments	494	33	1,695	20	2,242
Loans	234,795	22,272	242,489	(230,275)	269,281
Other assets	199,063	1,941	91,858	(129,462)	163,400

Total assets	2,038,230	49,424	871,380	(756,611)	2,202,423

Liabilities:
Deposits	412,142	13,221	212,127	(241,937)	395,553
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	43,933	9,670	94,761	(58,031)	90,333
Financial liabilities at fair value through profit or loss	1,262,180	595	111,570	(40,580)	1,333,765
Other short-term borrowings	17,656	19,295	128,677	(126,513)	39,115
Other liabilities	137,640	2,560	82,794	(54,836)	168,158
Long-term debt	141,051	1,269	151,725	(160,189)	133,856
Trust preferred securities	—	—	9,729	—	9,729

Total liabilities	2,014,602	46,610	791,383	(682,086)	2,170,509

Total shareholders’ equity	23,628	2,061	78,758	(73,744)	30,703

Minority interest	—	753	1,239	(781)	1,211

Total equity	23,628	2,814	79,997	(74,525)	31,914

Total liabilities and equity	2,038,230	49,424	871,380	(756,611)	2,202,423

Condensed Consolidating Statement of Cash Flows

				Deutsche
2009			Other sub-	Bank AG
in € m.	Parent	DBTC	sidiaries[1]	consolidated
Net cash provided by (used in) operating activities	(1,822)	(3,486)	(8,478)	(13,786)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,359	303	4,361	9,023
Maturities of financial assets available for sale	6,499	1,869	570	8,938
Sale of equity method investments	168	31	375	574
Sale of property and equipment	10	1	28	39
Purchase of:
Financial assets available for sale	(6,891)	(2,837)	(2,354)	(12,082)
Equity method investments	(291)	—	(3,439)	(3,730)
Property and equipment	(424)	(31)	(137)	(592)
Net cash paid for business combinations/divestitures	—	—	(20)	(20)
Other, net	(2,326)	(15)	592	(1,749)

Net cash provided by (used in) investing activities	1,104	(679)	(24)	401

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,677	—	(1,220)	457
Repayments and extinguishments of subordinated long-term debt	(1,044)	—	(404)	(1,448)
Issuances of trust preferred securities	—	—	1,303	1,303
Repayments and extinguishments of trust preferred securities	—	—	—	—
Common shares issued under share-based compensation plans	—	—	—	—
Capital increase	—	—	—	—
Purchases of treasury shares	(19,189)	—	(49)	(19,238)
Sale of treasury shares	18,070	—	41	18,111
Cash dividends paid	(309)	—	—	(309)
Other, net	—	(17)	121	104

Net cash provided by (used in) financing activities	(795)	(17)	(208)	(1,020)

Net effect of exchange rate changes on cash and cash equivalents	365	(190)	515	690
Net increase (decrease) in cash and cash equivalents	(1,148)	(4,372)	(8,195)	(13,715)
Cash and cash equivalents at beginning of period	60,263	17,251	(12,250)	65,264
Cash and cash equivalents at end of period	59,115	12,879	(20,445)	51,549
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	(1,082)	(28)	590	(520)
Interest paid	14,295	266	1,317	15,878
Interest and dividends received	21,017	761	6,433	28,211
Cash and cash equivalents comprise
Cash and due from banks	6,069	296	2,981	9,346
Demand deposits with banks	53,046	12,583	(23,426)	42,203

Total	59,115	12,879	(20,445)	51,549

1	This column includes amounts for other subsidiaries and intercompany cash flows.

20-F     Additional Notes

				Deutsche
2008			Other sub-	Bank AG
in € m.	Parent	DBTC	sidiaries[1]	consolidated
Net cash provided by (used in) operating activities	35,768	14,285	(12,936)	37,117

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,270	2,088	11,075	19,433
Maturities of financial assets available for sale	15,878	165	2,670	18,713
Sale of equity method investments	218	69	393	680
Sale of property and equipment	7	16	84	107
Purchase of:
Financial assets available for sale	(26,496)	(747)	(10,576)	(37,819)
Equity method investments	(301)	(27)	(553)	(881)
Property and equipment	(348)	(45)	(546)	(939)
Net cash paid for business combinations/divestitures	—	—	(24)	(24)
Other, net	(2,202)	(19)	2,182	(39)

Net cash provided by (used in) investing activities	(6,974)	1,500	4,705	(769)

Cash flows from financing activities:
Issuances of subordinated long-term debt	22	—	501	523
Repayments and extinguishments of subordinated long-term debt	(203)	(206)	(250)	(659)
Issuances of trust preferred securities	—	—	3,404	3,404
Repayments and extinguishments of trust preferred securities	—	—	—	—
Common shares issued under share-based compensation plans	19	—	—	19
Capital increase	2,200	—	—	2,200
Purchases of treasury shares	(21,708)	—	(28)	(21,736)
Sale of treasury shares	21,400	—	26	21,426
Cash dividends paid	(2,274)	—	—	(2,274)
Other, net	—	(10)	327	317

Net cash provided by (used in) financing activities	(544)	(216)	3,980	3,220

Net effect of exchange rate changes on cash and cash equivalents	(125)	63	(340)	(402)
Net increase (decrease) in cash and cash equivalents	28,125	15,632	(4,591)	39,166
Cash and cash equivalents at beginning of period	32,138	1,619	(7,659)	26,098
Cash and cash equivalents at end of period	60,263	17,251	(12,250)	65,264
Net cash provided by (used in) operating activities include
Income taxes paid, net	(1,923)	33	(605)	(2,495)
Interest paid	37,191	913	5,620	43,724
Interest and dividends received	44,524	1,565	8,460	54,549
Cash and cash equivalents comprise
Cash and due from banks	6,089	979	2,758	9,826
Demand deposits with banks	54,174	16,272	(15,008)	55,438

Total	60,263	17,251	(12,250)	65,264

1	This column includes amounts for other subsidiaries and intercompany cash flows.

				Deutsche
2007			Other sub-	Bank AG
in € m.	Parent	DBTC	sidiaries[1]	consolidated
Net cash provided by (used in) operating activities	13,043	436	3,311	16,790

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,201	597	7,672	12,470
Maturities of financial assets available for sale	4,311	403	3,465	8,179
Sale of equity method investments	769	24	538	1,331
Sale of property and equipment	134	1	852	987
Purchase of:
Financial assets available for sale	(6,713)	(1,493)	(17,024)	(25,230)
Equity method investments	(242)	(10)	(1,013)	(1,265)
Property and equipment	(342)	(58)	(275)	(675)
Net cash paid for business combinations/divestitures	—	—	(648)	(648)
Other, net	(1,674)	(36)	2,173	463

Net cash provided by (used in) investing activities	444	(572)	(4,260)	(4,388)

Cash flows from financing activities:
Issuances of subordinated long-term debt	2,343	—	(1,914)	429
Repayments and extinguishments of subordinated long-term debt	(1,989)	(159)	(661)	(2,809)
Issuances of trust preferred securities	—	—	1,874	1,874
Repayments and extinguishments of trust preferred securities	—	(141)	(279)	(420)
Common shares issued under share-based compensation plans	389	—	—	389
Purchases of treasury shares	(41,128)	—	—	(41,128)
Sale of treasury shares	39,729	—	—	39,729
Cash dividends paid	(2,005)	—	—	(2,005)
Other, net	—	(4)	576	572

Net cash provided by (used in) financing activities	(2,661)	(304)	(404)	(3,369)

Net effect of exchange rate changes on cash and cash equivalents	(109)	—	(180)	(289)
Net increase (decrease) in cash and cash equivalents	10,717	(440)	(1,533)	8,744
Cash and cash equivalents at beginning of period	21,421	2,059	(6,126)	17,354
Cash and cash equivalents at end of period	32,138	1,619	(7,659)	26,098
Net cash provided by (used in) operating activities include
Income taxes paid, net	1,728	370	708	2,806
Interest paid	42,855	1,426	10,785	55,066
Interest and dividends received	47,612	1,371	15,692	64,675
Cash and cash equivalents comprise
Cash and due from banks	4,245	1,455	2,932	8,632
Demand deposits with banks	27,893	164	(10,591)	17,466

Total	32,138	1,619	(7,659)	26,098

1	This column includes amounts for other subsidiaries and intercompany cash flows.

(This page intentionally left blank)

Supplemental Financial Information (Unaudited)
Industry Guide 3 Information
Amounts for 2009, 2008, 2007 and 2006 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements. In accordance with the SEC Release, “First-time application of International Financial Reporting”, amounts prior to 2006 are prepared under U.S. GAAP.
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

20-F     Supplemental Financial Information (unaudited)

Average balance sheet and net interest income	2009			2008			2007
in € m.	Average		Average	Average		Average	Average		Average
(unless stated otherwise)	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
Assets:
Interest-earning deposits with banks:
In German offices	24,111	175	0.73%	12,953	464	3.58%	8,816	417	4.73%
In Non-German offices	29,794	458	1.54%	22,083	849	3.84%	15,662	967	6.18%

Total interest-earning deposits with banks	53,905	633	1.17%	35,036	1,313	3.75%	24,478	1,384	5.66%

Central bank funds sold and securities purchased under resale agreements:
In German offices	638	13	2.03%	1,913	103	5.41%	2,111	139	6.59%
In Non-German offices	12,547	307	2.45%	20,005	861	4.30%	11,475	951	8.29%

Total central bank funds sold and securities purchased under resale agreements	13,185	320	2.43%	21,918	964	4.40%	13,586	1,090	8.02%

Securities borrowed:
In German offices	1,083	(58)	(5.37)%	3,661	54	1.48%	2,897	60	2.08%
In Non-German offices	37,049	125	0.34%	45,724	957	2.09%	69,403	3,724	5.36%

Total securities borrowed	38,132	67	0.18%	49,385	1,011	2.05%	72,300	3,784	5.23%

Financial assets at fair value through profit or loss:
In German offices	28,033	936	3.34%	51,923	2,466	4.75%	69,165	3,176	4.59%
In Non-German offices	396,579	12,698	3.20%	710,867	32,472	4.57%	756,215	39,744	5.26%

Total financial assets at fair value through profit or loss	424,612	13,634	3.21%	762,790	34,938	4.58%	825,380	42,920	5.20%

Financial assets available for sale:
In German offices	7,631	208	2.73%	13,286	488	3.67%	14,818	420	2.84%
In Non-German offices	13,729	379	2.76%	24,430	1,084	4.44%	25,974	1,376	5.30%

Total financial assets available for sale	21,360	587	2.75%	37,716	1,572	4.17%	40,792	1,796	4.40%

Loans:
In German offices	114,487	4,736	4.14%	98,051	5,425	5.53%	89,439	5,016	5.61%
In Non-German offices	155,533	5,819	3.74%	135,495	6,844	5.05%	102,196	5,885	5.76%

Total loans	270,020	10,555	3.91%	233,546	12,269	5.25%	191,635	10,901	5.69%

Total other interest-earning assets	58,387	1,157	1.98%	76,275	2,482	3.25%	58,020	2,800	4.83%

Total interest-earning assets	879,601	26,953	3.06%	1,216,666	54,549	4.48%	1,226,191	64,675	5.27%

Cash and due from banks	8,907			8,680			8,054
Noninterest-earning financial assets at fair value through profit or loss:
In German offices	322,362			196,527			133,680
In Non-German offices	571,756			578,295			258,302
All other assets	130,232			154,359			177,097
Allowance for credit losses	(2,732)			(1,741)			(1,669)

Total assets	1,910,126			2,152,786			1,801,655

% of assets attributable to Non-German offices	72%			81%			80%

Average balance sheet and net interest income	2009			2008			2007
in € m.	Average		Average	Average		Average	Average		Average
(unless stated otherwise)	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
Liabilities and equity:
Interest-bearing deposits:
In German offices:
Time deposits	35,897	628	1.75%	45,116	1,761	3.90%	43,681	1,850	4.23%
Savings deposits	52,856	1,462	2.77%	44,117	1,585	3.59%	33,736	1,048	3.11%
Demand deposits	46,066	306	0.66%	44,912	1,227	2.73%	36,475	1,120	3.07%

Total in German offices	134,819	2,396	1.78%	134,145	4,573	3.41%	113,892	4,018	3.53%

In Non-German offices:
Time deposits	107,669	1,699	1.58%	173,068	5,622	3.25%	200,951	9,337	4.65%
Savings deposits	13,659	260	1.90%	10,111	254	2.52%	7,730	193	2.50%
Demand deposits	82,338	764	0.93%	91,880	2,566	2.79%	86,029	3,823	4.44%
Total in Non-German offices	203,666	2,723	1.34%	275,059	8,442	3.07%	294,710	13,353	4.53%

Total interest-bearing deposits	338,485	5,119	1.51%	409,204	13,015	3.18%	408,602	17,371	4.25%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	4,104	28	0.69%	11,431	346	3.03%	18,586	722	3.88%
In Non-German offices	73,027	252	0.34%	167,767	4,079	2.43%	120,768	6,147	5.09%

Total central bank funds purchased and securities sold under repurchase agreements	77,131	280	0.36%	179,198	4,425	2.47%	139,354	6,869	4.93%

Securities loaned:
In German offices	92	(2)	(2.54)%	256	0	0.19%	131	6	4.60%
In Non-German offices	3,981	271	6.81%	9,469	304	3.21%	16,903	990	5.86%

Total securities loaned	4,073	269	6.60%	9,725	304	3.13%	17,034	996	5.85%

Financial liabilities at fair value through profit or loss:
In German offices	17,624	561	3.18%	31,122	1,462	4.70%	35,991	1,422	3.95%
In Non-German offices	153,720	3,942	2.56%	285,323	13,349	4.68%	325,784	19,567	6.01%

Total financial liabilities at fair value through profit or loss	171,344	4,503	2.63%	316,445	14,811	4.68%	361,775	20,989	5.80%

Other short-term borrowings:
In German offices	1,665	102	6.13%	2,056	115	5.59%	2,057	109	5.30%
In Non-German offices	45,851	696	1.52%	50,925	1,790	3.51%	48,971	2,556	5.22%

Total other short-term borrowings	47,516	798	1.68%	52,981	1,905	3.60%	51,028	2,665	5.22%

Long-term debt and trust preferred securities:
In German offices	64,401	1,318	2.05%	62,041	3,071	4.95%	53,090	2,401	4.52%
In Non-German offices	79,057	1,974	2.50%	76,445	2,773	3.63%	74,393	2,850	3.83%

Total long-term debt and trust preferred securities	143,458	3,292	2.29%	138,486	5,844	4.22%	127,483	5,251	4.12%

Total other interest-bearing liabilities	71,376	233	0.33%	73,592	1,792	2.43%	44,775	1,685	3.76%

Total interest-bearing liabilities	853,383	14,494	1.70%	1,179,631	42,096	3.57%	1,150,051	55,826	4.85%

Noninterest-bearing deposits:
In German offices	32,515			22,380			24,088
In Non-German offices	9,821			7,655			7,234
Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	305,329			188,442			131,167
In Non-German offices	549,164			568,384			275,256
All other noninterest-bearing liabilities	124,700			150,102			176,925
Total shareholders’ equity	34,016			34,442			36,134

Minority interest	1,198			1,750			800

Total equity	35,214			36,192			36,934

Total liabilities and equity	1,910,126			2,152,786			1,801,655

% of liabilities attributable to Non-German offices	65%			74%			74%

Rate spread	1.37%			0.91%			0.42%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.00%			0.14%			0.47%
In Non-German offices	1.55%			1.35%			0.93%

Total	1.42%			1.02%			0.72%

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

	2009 over 2008 due to changes in			2008 over 2007 due to changes in
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income
Interest-earning deposits with banks:
German offices	(289)	234	(523)	47	164	(117)
Non-German offices	(391)	231	(622)	(118)	319	(437)

Total interest-earning deposits with banks	(680)	465	(1,145)	(71)	483	(554)

Central bank funds sold and securities purchased under resale agreements:
German offices	(91)	(47)	(44)	(36)	(12)	(24)
Non-German offices	(553)	(257)	(296)	(90)	501	(591)

Total central bank funds sold and securities purchased under resale agreements	(644)	(304)	(340)	(126)	489	(615)

Securities borrowed:
German offices	(112)	(15)	(97)	(6)	14	(20)
Non-German offices	(832)	(153)	(679)	(2,767)	(992)	(1,775)

Total securities borrowed	(944)	(168)	(776)	(2,773)	(978)	(1,795)

Financial assets at fair value through profit or loss:
German offices	(1,530)	(930)	(600)	(710)	(816)	106
Non-German offices	(19,774)	(11,795)	(7,979)	(7,272)	(2,285)	(4,987)

Total financial assets at fair value through profit or loss	(21,304)	(12,725)	(8,579)	(7,982)	(3,101)	(4,881)

Financial assets available for sale
German offices	(280)	(174)	(106)	68	(47)	115
Non-German offices	(705)	(378)	(327)	(292)	(78)	(214)

Total financial assets available for sale	(985)	(552)	(433)	(224)	(125)	(99)

Loans:
German offices	(689)	818	(1,507)	409	477	(68)
Non-German offices	(1,025)	917	(1,942)	959	1,746	(787)

Total loans	(1,714)	1,735	(3,449)	1,368	2,223	(855)

Other interest-earning assets	(1,325)	90	(1,415)	(318)	1,678	(1,996)

Total interest and similar income	(27,596)	(11,459)	(16,137)	(10,126)	669	(10,795)

Interest expense:
Interest-bearing deposits:
German offices	(2,177)	23	(2,200)	555	694	(139)
Non-German offices	(5,719)	(1,802)	(3,917)	(4,911)	(841)	(4,070)

Total interest-bearing deposits	(7,896)	(1,779)	(6,117)	(4,356)	(147)	(4,209)

Central bank funds purchased and securities sold under repurchase agreements:
German offices	(318)	(144)	(174)	(376)	(239)	(137)
Non-German offices	(3,827)	(1,519)	(2,308)	(2,068)	1,859	(3,927)

Total central bank funds purchased and securities sold under repurchase agreements	(4,145)	(1,663)	(2,482)	(2,444)	1,620	(4,064)

Securities loaned:
German offices	(2)	0	(2)	(6)	3	(9)
Non-German offices	(33)	(243)	210	(686)	(338)	(348)

Total securities loaned	(35)	(243)	208	(692)	(335)	(357)

Financial liabilities at fair value through profit or loss:
German offices	(901)	(517)	(384)	40	(208)	248
Non-German offices	(9,407)	(4,752)	(4,655)	(6,218)	(2,237)	(3,981)

Total financial liabilities at fair value through profit or loss	(10,308)	(5,269)	(5,039)	(6,178)	(2,445)	(3,733)

Other short-term borrowings:
German offices	(13)	(23)	10	6	0	6
Non-German offices	(1,094)	(124)	(970)	(766)	60	(826)

Total other short-term borrowings	(1,107)	(147)	(960)	(760)	60	(820)

Long-term debt and trust preferred securities:
German offices	(1,753)	113	(1,866)	670	429	241
Non-German offices	(799)	92	(891)	(77)	77	(154)

Total long-term debt and trust preferred securities	(2,552)	205	(2,757)	593	506	87

Other interest-bearing liabilities	(1,559)	(65)	(1,494)	107	773	(666)

Total interest expense	(27,602)	(8,961)	(18,641)	(13,730)	32	(13,762)

Net change in net interest income	6	(2,498)	2,504	3,604	637	2,967

Investment Portfolio (Securities Available for Sale)
The fair values of the Group’s investment portfolio as of December 31, 2009, 2008 and 2007 were as follows.

in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Debt securities:
German government	2,585	2,672	2,466
U.S. Treasury and U.S. government agencies	901	302	1,349
U.S. local (municipal) governments	1	1	273
Other foreign governments	3,832	3,700	3,347
Corporates	4,280	6,035	7,753
Other asset-backed securities	999	372	6,847
Mortgage-backed securities, including obligations of U.S. federal agencies	815	87	3,753
Other debt securities	438	4,797	4,631

Total debt securities	13,851	17,966	30,419

Equity securities:
Equity shares	3,192	4,539	7,934
Investment certificates and mutual funds	76	208	306

Total equity securities	3,268	4,747	8,240

Total	17,119	22,713	38,659

As of December 31, 2009, there were no securities of an individual issuer that exceeded 10% of the Group’s total shareholders’ equity.
The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2009:

			More than one year and up to		More than five years and up
	Up to one year		five years		to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	85	0.89%	10	2.15%	67	3.22%	2,423	3.51%	2,585	3.42%
U.S. Treasury and U.S. government agencies	795	0.85%	106	0.83%	—	—	—	—	901	0.85%
U.S. local (municipal) governments	1	1.62%	—	—	—	—	—	—	1	1.62%
Other foreign governments	1,279	1.23%	237	4.55%	634	3.82%	1,682	3.61%	3,832	2.92%
Corporates	138	5.18%	601	2.71%	2,409	3.52%	1,132	4.72%	4,280	3.78%
Other asset-backed securities	—	—	7	5.99%	194	4.75%	798	4.50%	999	4.56%
Mortgage-backed securities, including obligations of U.S. federal agencies	13	4.33%	2	0.68%	—	—	800	5.87%	815	5.62%
Other debt securities	293	5.51%	115	4.98%	23	2.23%	7	5.87%	438	5.28%

Total fair value	2,604	1.83%	1,078	3.13%	3,327	3.73%	6,842	4.41%	13,851	3.66%

Total amortized cost	2,613		1,060		3,411		7,271		14,355

20-F     Supplemental Financial Information (unaudited)
Loans Outstanding
The following table presents the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
German:
Banks and insurance	9,527	12,397	792	1,160	1,769
Manufacturing	7,486	7,268	7,057	6,516	6,620
Households	50,936	48,514	46,490	44,902	43,196
Public sector	5,922	5,437	3,046	1,812	1,462
Wholesale and retail trade	2,901	3,444	3,227	3,013	3,394
Commercial real estate activities	13,792	13,869	10,200	10,071	10,625
Lease financing	882	1,030	1,548	1,017	1,001
Other	13,851	13,357	12,719	14,239	11,508

Total German	105,297	105,316	85,079	82,730	79,575

Non-German:
Banks and insurance	12,475	14,601	12,057	11,204	5,907
Manufacturing	9,828	11,775	9,010	7,211	9,083
Households	34,739	34,862	24,373	24,681	19,261
Public sector	3,650	4,535	2,040	2,341	1,167
Wholesale and retail trade	8,037	8,317	5,689	7,501	8,683
Commercial real estate activities	15,167	13,214	6,276	3,971	2,634
Lease financing	1,196	1,670	1,796	2,273	1,810
Other	72,309	78,077	54,368	38,406	25,143

Total Non-German	157,401	167,051	115,610	97,587	73,688

Gross loans	262,698	272,367	200,689	180,318	153,263
(Deferred expense)/unearned income	1,250	1,148	92	124	(20)

Loan less (deferred expense)/unearned income	261,448	271,219	200,597	180,194	153,283

Included in the category Other is fund management activities exposure of € 26.5 billion and € 31.2 billion for December 31, 2009 and December 31, 2008, respectively.

Loan Maturities and Sensitivity to Changes in Interest Rates
The following table presents an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financing) as of December 31, 2009.

Dec 31, 2009		After one but
in € m.	Within one year	within five years	After five years	Total
German:
Banks and insurance	9,327	119	81	9,527
Manufacturing	4,085	2,696	705	7,486
Households (excluding mortgages)	3,372	4,370	4,590	12,332
Households — mortgages	2,584	7,012	29,008	38,604
Public sector	5,252	484	186	5,922
Wholesale and retail trade	1,942	677	282	2,901
Commercial real estate activities	2,768	3,874	7,150	13,792
Other	4,464	6,639	2,748	13,851

Total German	33,794	25,871	44,750	104,415

Non-German:
Banks and insurance	4,489	4,768	3,218	12,475
Manufacturing	6,315	2,973	540	9,828
Households (excluding mortgages)	4,572	7,584	2,515	14,671
Households — mortgages	2,469	274	17,325	20,068
Public sector	1,213	272	2,165	3,650
Wholesale and retail trade	6,184	935	918	8,037
Commercial real estate activities	3,194	7,600	4,373	15,167
Other	33,189	12,579	26,541	72,309

Total Non-German	61,625	36,985	57,595	156,205

Gross loans	95,419	62,856	102,345	260,620
(Deferred expense)/unearned income	335	152	762	1,249

Loans less (deferred expense)/unearned income	95,084	62,704	101,583	259,371

The following table presents volumes of the loans in the Group’s loan portfolio (excluding lease financings) as of December 31, 2009, that had residual maturities of more than one year from that date, showing the split between those at fixed and those at floating or adjustable interest rates.

Dec 31, 2009	After one but
in € m.	within five years	After five years	Total
Fixed rate loans	33,848	63,144	96,992
Floating or adjustable rate loans	28,856	38,439	67,295

Total	62,704	101,583	164,287

20-F     Supplemental Financial Information (unaudited)
Problem Loans
The Group’s problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructuring. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in this disclosure. The following table presents total problem loans based on the domicile of the Group’s counterparty (within or outside Germany) for the last five years.

in € m.	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Nonaccrual loans:
German	1,811	1,738	1,913	2,167	2,771
Non-German	6,312	2,472	918	753	779

Total nonaccrual loans	8,123	4,210	2,831	2,920	3,550

Loans 90 days or more past due and still accruing:
German	310	183	199	183	198
Non-German	11	18	21	2	4

Total loans 90 days or more past due and still accruing	321	201	220	185	202

Troubled debt restructuring:
German	121	122	49	85	48
Non-German	348	22	44	24	71

Total troubled debt restructuring	469	144	93	109	119

Additionally, as of December 31, 2009, the Group had € 7 million of lease financing transactions that were nonperforming. This amount is not included in the Group’s total problem loans.
The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded, in 2009, if those loans had been current in accordance with their original terms and had been outstanding throughout 2009 or since their origination, if the Group only held them for part of 2009. It also shows the amount of interest income on those loans that was included in net income for 2009. The reduction of interest revenue the Group experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2009
German loans:
Gross amount of interest that would have been recorded at original rate	74
Less interest, net of reversals, recognized in interest revenue	34

Reduction of interest revenue	40

Non-German loans:
Gross amount of interest that would have been recorded at original rate	93
Less interest, net of reversals, recognized in interest revenue	100
Reduction of interest revenue	(7)

Total reduction of interest revenue	33

Foreign Outstandings
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2009, 2008 and 2007. As of December 31, 2009, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

	Banks and other	Governments and			Net local
Dec 31, 2009	financial	Official		Commit-	country
in € m.	institutions	institutions	Other[1]	ments	claim	Total	Percent
United States	6,605	13,361	102,981	8,157	397,219	528,323	35.21%
Great Britain	10,132	18,654	16,219	2,472	6,516	53,993	3.60%
Luxembourg	5,865	2,752	31,043	2,050	605	42,315	2.82%
France	4,666	3,478	19,319	5,591	—	33,054	2.20%
Italy	5,380	4,815	12,023	847	7,014	30,079	2.00%
Spain	6,366	2,055	8,011	1,093	7,539	25,064	1.67%
Netherlands	3,240	1,741	13,938	4,851	—	23,770	1.58%
Japan	1,501	1,305	13,971	252	5,946	22,975	1.53%
Switzerland	2,479	1,576	9,427	1,986	274	15,742	1.05%

1	Other includes commercial and industrial, insurance and other loans.

	Banks and other	Governments and			Net local
Dec 31, 2008	financial	Official		Commit-	country
in € m.	institutions	institutions	Other[1]	ments	claim	Total	Percent
United States	9,296	20,696	107,222	10,787	69,705	217,706	9.88%
Great Britain	13,979	21,968	15,498	2,091	2,979	56,515	2.57%
Luxembourg	4,010	3,387	28,190	2,388	3,325	41,300	1.88%
France	6,071	2,651	22,387	3,848	—	34,957	1.59%
Italy	8,109	3,930	9,407	366	11,494	33,306	1.51%
Netherlands	4,740	1,417	14,649	5,187	—	25,993	1.18%
Cayman Islands	116	54	19,758	5,727	—	25,655	1.16%
Japan	1,625	2,145	16,132	111	4,420	24,433	1.11%
Spain	6,358	2,239	7,980	878	4,831	22,286	1.01%

1	Other includes commercial and industrial, insurance and other loans.

	Banks and other	Governments and			Net local
Dec 31, 2007	financial	Official		Commit-	country
in € m.	institutions	institutions	Other[1]	ments	claim	Total	Percent
United States	21,415	11,475	191,257	16,015	236,631	476,793	23.51%
Great Britain	7,926	10,952	12,250	2,236	105,759	139,123	6.86%
France	7,874	7,202	38,021	4,770	—	57,867	2.85%
Italy	8,208	7,770	24,086	478	5,234	45,776	2.26%
Luxembourg	5,605	2,091	26,419	1,979	—	36,094	1.78%
Spain	7,316	4,344	12,016	1,165	4,278	29,119	1.44%
Japan	1,912	4,377	21,505	251	—	28,045	1.38%
Netherlands	4,799	2,714	15,712	4,819	—	28,044	1.38%
Cayman Islands	217	321	21,949	1,042	—	23,529	1.16%
Switzerland	1,818	903	11,071	2,024	2,635	18,451	0.91%
Russia	7,484	758	7,026	297	—	15,565	0.77%

1	Other includes commercial and industrial, insurance and other loans.

20-F     Supplemental Financial Information (unaudited)
Allowance for Loan Losses
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m.
(unless stated otherwise)	2009	2008	2007	2006	2005
Balance, beginning of year	1,938	1,705	1,670	1,832	2,345

Charge-offs:
German:
Banks and insurance	(2)	(2)	(1)	(2)	(1)
Manufacturing	(43)	(53)	(58)	(78)	(61)
Households (excluding mortgages)	(340)	(330)	(287)	(244)	(216)
Households — mortgages	(23)	(32)	(26)	(35)	(36)
Public sector	—	—	—	—	—
Wholesale and retail trade	(23)	(41)	(28)	(40)	(54)
Commercial real estate activities	(6)	(19)	(41)	(96)	(112)
Other	(72)	(127)	(76)	(102)	(165)
German total	(509)	(604)	(518)	(596)	(645)

Non-German total	(713)	(386)	(234)	(136)	(373)

Total charge-offs	(1,222)	(990)	(752)	(732)	(1,018)

Recoveries:	—
German:	—
Banks and insurance	1	1	1	1	1
Manufacturing	11	14	21	19	11
Households (excluding mortgages)	83	81	63	46	41
Households — mortgages	1	3	—	8	—
Public sector	—	—	—	—	—
Wholesale and retail trade	7	8	10	9	10
Commercial real estate activities	7	9	9	16	4
Other	25	41	49	56	42
German total	135	157	153	155	109

Non-German total	31	55	72	133	61

Total recoveries	166	212	225	288	170

Net charge-offs	(1,056)	(778)	(527)	(444)	(848)

Provision for loan losses	2,597	1,084	651	352	374
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(137)	(74)	(88)	(70)	57

Balance, end of year	3,343	1,938	1,705	1,670	1,928

Percentage of total net charge-offs to average loans for the year	0.39%	0.33%	0.28%	0.25%	0.58%
The Group’s allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from the € 1.9 billion reported for the end of 2008. The increase in the Group’s allowance was principally due to provisions exceeding substantially charge-offs.
The Group’s gross charge-offs were € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to the Group’s corporate credit exposure, of which € 414 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s U.S. and U.K. portfolios, and € 419 million to the consumer credit exposure, mainly driven by the Group’s German portfolios.
The Group’s provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for its corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominately to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe on the back of the overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominately reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.
The Group’s individually assessed loan loss allowance was € 2.0 billion as of December 31, 2009. The € 1.1 billion increase in 2009 is comprised of net provisions of € 1.8 billion (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 637 million and a € 100 million decrease from currency translation and unwinding effects.
The Group’s collectively assessed loan loss allowance totaled € 1.3 billion as of December 31, 2009, representing an increase of € 353 million against the level reported for the end of 2008 (€ 961 million). Movements in this component include a € 808 million provision, including a positive impact by changes in certain parameter and model assumptions which reduced provision by € 87 million, being offset by € 419 million net charge-offs and a € 36 million net decrease from currency translation and unwinding effects.
The Group’s allowance for loan losses as of December 31, 2008 was € 1.9 billion, a 14 % increase from the € 1.7 billion reported for the end of 2007. The increase in the Group’s allowance was principally due to provisions exceeding the Group’s charge-offs.
The Group’s gross charge-offs were € 990 million in 2008. Of the charge-offs for 2008, € 626 million were related to the Group’s consumer credit exposure, and € 364 million to the Group’s corporate credit exposure, mainly driven by the Group’s German and U.S. portfolios.
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

20-F     Supplemental Financial Information (unaudited)
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
The Group’s gross charge-offs were € 732 million in 2006. Of the charge-offs for 2006, € 272 million were related to the Group’s corporate credit exposure, mainly driven by the Group’s German and U.S. portfolios, and € 460 million were related to the Group’s consumer credit exposure.
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
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2009, 71 % of the Group’s allowance for loan losses was attributable to international clients.

in € m.	2009	2008	2007	2006	2005
Balance, beginning of year	995	615	504	476	800

Provision for loan losses	2,182	752	316	60	(53)

Net charge-offs	(682)	(330)	(162)	(3)	(312)
Charge-offs	(713)	(385)	(234)	(136)	(373)
Recoveries	31	55	72	133	61

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(104)	(42)	(43)	(29)	57

Balance, end of year	2,391	995	615	504	492

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the

20-F     Supplemental Financial Information (unaudited)
dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m.
(unless stated otherwise)	Dec 31, 2009		Dec 31, 2008		Dec 31, 2007		Dec 31, 2006		Dec 31, 2005
German:
Individually assessed loan loss allowance:
Banks and insurance	2	4%	1	5%	—	—	—	1%	—	1%
Manufacturing	199	3%	165	3%	176	4%	246	4%	288	4%
Households (excluding mortgages)	18	5%	21	5%	24	6%	26	7%	46	11%
Households — mortgages	3	15%	5	13%	5	17%	10	18%	14	18%
Public sector	—	2%	—	2%	—	2%	—	1%	—	1%
Wholesale and retail trade	95	1%	81	1%	88	2%	109	2%	137	2%
Commercial real estate activities	55	5%	60	5%	127	5%	160	6%	261	7%
Other	126	5%	146	5%	189	6%	172	8%	229	8%
Individually assessed loan loss allowance German total	498		479		609		723		975
Collectively assessed loan loss allowance	454		464		481		443		461

German total	952	40%	943	39%	1,090	42%	1,166	46%	1,436	52%

Non-German:
Individually assessed loan loss allowance	1,532		499		321		262		255
Collectively assessed loan loss allowance	859		496		294		242		237

Non-German total	2,391	60%	995	61%	615	58%	504	54%	492	48%

Total allowance for loan losses	3,343	100%	1,938	100%	1,705	100%	1,670	100%	1,928	100%

Total individually assessed loan loss allowance	2,030		977		930		985		1,230

Total collectively assessed loan loss allowance	1,313		961		775		684		698

Total allowance for loan losses	3,343		1,938		1,705		1,670		1,928

Deposits
The amount of other time deposits in the amount of U.S. $ 100,000 or more in offices in Germany was € 24.8 billion as of December 31, 2009 thereof with maturities within three months € 11.7 billion, after three months but within six months € 1.8 billion, after six months but within one year € 1.3 billion and after one year € 10.0 billion. There were no certificates of deposits in offices in Germany as of December 31, 2009.
The amount of certificates of deposits and other time deposits in the amount of U.S. $ 100,000 or more issued by non-German offices was € 24.8 billion as of December 31, 2009.
Total deposits by foreign depositors in German offices were € 32.3 billion, € 34.2 billion and € 35.7 billion as of December 31, 2009, 2008 and 2007 respectively.
Return on Equity and Assets

	2009	2008	2007
Return on average shareholders’ equity (post-tax)[1]	14.62%	(11.13)%	17.92%
Return on average total assets (post-tax)[2]	0.26%	(0.18)%	0.36%
Equity to assets ratio[3]	1.78%	1.60%	2.01%
Dividend payout ratio[4]:
Basic earnings per share	9%	N/M	33%
Diluted earnings per share	10%	N/M	34%

N/M	— Not meaningful

1	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.

2	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.

3	Average shareholders’ equity as a percentage of average total assets for each year.

4	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.

20-F     Supplemental Financial Information (unaudited)
Short-Term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. The following table presents certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances based upon month-end balances.

in € m.
(unless stated otherwise)	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	45,495	87,117	178,741
Average balance	77,131	179,198	139,354
Maximum balance at any month-end	123,673	223,265	178,741
Weighted-average interest rate during the year	0.36%	2.47%	4.93%
Weighted-average interest rate on year-end balance	0.77%	2.73%	3.02%
Securities loaned:
Balance, end of year	5,564	3,216	9,565
Average balance	4,073	9,725	17,034
Maximum balance at any month-end	9,403	23,996	29,684
Weighted-average interest rate during the year	6.60%	3.13%	5.85%
Weighted-average interest rate on year-end balance	2.58%	3.52%	4.76%
Commercial paper:
Balance, end of year	20,906	26,095	31,187
Average balance	24,805	31,560	33,412
Maximum balance at any month-end	30,857	35,985	36,204
Weighted-average interest rate during the year	0.82%	3.29%	5.53%
Weighted-average interest rate on year-end balance	0.91%	3.01%	4.92%
Other:
Balance, end of year	21,991	13,020	22,223
Average balance	22,711	21,421	17,616
Maximum balance at any month-end	28,377	26,620	22,223
Weighted-average interest rate during the year	2.62%	4.05%	4.64%
Weighted-average interest rate on year-end balance	2.01%	5.09%	3.96%

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
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, impairments of intangible assets or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows:

					2009 increase (decrease)		2008 increase (decrease)
					from 2008		from 2007
in € m.	2009		2008	2007	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	5,202		(5,741)	8,749	10,943	N/M	(14,490)	N/M

Less pre-tax minority interest	10		67	(36)	(57)	(85)	103	N/M
IBIT attributable to Deutsche Bank shareholders	5,212		(5,675)	8,713	10,887	N/M	(14,387)	N/M

Add (deduct):
Certain significant gains (net of related expenses)	(236)[1]		(1,325)[2]	(955)[3]	1,088	(82)	(370)	39
Certain significant charges	138	[4]	572 [5]	74 [6]	(433)	(76)	497	N/M

IBIT attributable to the Deutsche Bank shareholders (target definition)	5,114		(6,427)	7,832	11,541	N/M	(14,259)	N/M

N/M	— Not meaningful

1	Gain from the sale of industrial holdings (Daimler AG) of € 236 million.

2	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

3	Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 514 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 178 million, net of goodwill impairment charge of € 54 million and gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 317 million.

4	Reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.

5	Impairment of intangible assets (Asset Management) of € 572 million.

6	Impairment of intangible assets (Asset Management) of € 74 million.

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
Average Active Equity: The Group calculates active equity to make it easier to compare it to its competitors and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and payments occur once a year following the approval by the general shareholders’ meeting. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %[1]	in € m.	in %[1]
Average shareholders’ equity	34,016	34,442	36,134	(426)	(1)	(1,692)	(5)

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax[2]	884	(619)	(3,841)	1,503	N/M	3,222	(84)
Average dividend accruals	(287)	(1,743)	(2,200)	1,456	(84)	457	(21)

Average active equity	34,613	32,079	30,093	2,534	8	1,986	7

Pre-tax return on average shareholders’ equity	15.3%	(16.5)%	24.1%		31.8 ppt		(40.6) ppt
Pre-tax return on average active equity	15.1%	(17.7)%	29.0%		32.8 ppt		(46.7) ppt
Pre-tax return on average active equity (target definition)	14.8%	(20.0)%	26.0%		34.8 ppt		(46.0) ppt

1	Unless stated otherwise.

2	The tax effect on average unrealized gains/losses on financial assets available for sale and on cash flow hedges was € (695) million, € (449) million and € 30 million for the years ended December 31, 2009, 2008 and 2007, respectively.
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

				2009 increase (decrease)		2008 increase (decrease)
in € m.				from 2008		from 2007
(unless stated otherwise)	2009	2008	2007	in € m.	in %	in € m.	in %
Net income (loss) attributable to Deutsche Bank shareholders	4,973	(3,835)	6,474	8,808	N/M	(10,309)	N/M

Add (deduct):
Post-tax effect of certain significant gains/charges	(90)[1]	(959)[2]	(710)[3]	868	(91)	(248)	35
Certain significant tax effects	—	—	(409)[4]	—	N/M	409	N/M

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	4,883	(4,794)	5,355	9,676	N/M	(10,148)	N/M

Diluted earnings per share	€7.59	€(7.61)	€13.05	€15.20	N/M	€(20.66)	N/M

Diluted earnings per share (target definition)	€7.45	€(9.51)	€10.79	€16.96	N/M	€(20.30)	N/M

N/M	— Not meaningful

1	Reversal of impairment of intangible assets (Asset Management) of € 173 million (the related impairment had been recorded in 2008), a gain from the sale of industrial holdings (Daimler AG) of € 236 million, an impairment charge of € 221 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 98 million.

2	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million and an impairment of intangible assets (Asset Management) of € 355 million.

3	Gains from the sale of industrial holdings (Fiat S.p.A., Linde AG and Allianz SE) of € 512 million, income from equity method investments (Deutsche Interhotel Holding GmbH & Co. KG) of € 125 million, net of goodwill impairment charge of € 54 million, gains from the sale of premises (sale/leaseback transaction of 60 Wall Street) of € 172 million and an impairment of intangible assets (Asset Management) of € 44 million.

4	Enactment of the German tax reform and utilization of capital losses.
Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made: (1) total assets under IFRS are adjusted to reflect netting provisions applicable under U.S. GAAP but not under IFRS, to obtain total assets adjusted (pro forma U.S. GAAP), and (2) total equity under IFRS is adjusted to reflect fair value gains and losses on all own debt (post-tax), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%. These adjustments are intended to provide an adjusted leverage ratio that is more comparable to those of certain of the Group’s competitors, which use U.S. GAAP and designate all their own debt at fair value.

in € bn.
(unless stated otherwise)	Dec 31, 2009	Dec 31, 2008
Total assets (IFRS)	1,501	2,202

Adjust derivatives according to U.S. GAAP netting rules	(533)	(1,097)
Adjust pending settlements according to U.S. GAAP netting rules	(71)	(69)
Adjust repos according to U.S. GAAP netting rules	(5)	(7)

Total assets adjusted (“pro-forma U.S. GAAP”)	891	1,030

Total equity (IFRS)	38.0	31.9

Adjust pro-forma fair value gains (losses) on all own debt (post-tax)[1]	1.3	4.4

Total equity adjusted	39.3	36.3

Leverage ratio based on total equity

According to IFRS	40	69
According to target definition	23	28

1	Estimate assuming that all own debt was designated at fair value. The tax effect on pro-forma fair value gains (losses) on all own debt was € (0.7) billion and € (2.4) billion for the years ended December 31, 2009 and 2008, respectively.

(This page intentionally left blank)