Form 20-F
period 2010-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2011-03-15
CIK 1159508

As filed with the Securities and Exchange Commission on March 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________
Commission file number 1-15242
Deutsche Bank Aktiengesellschaft
(Exact name of Registrant as specified in its charter)
Deutsche Bank Corporation
(Translation of Registrant’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Taunusanlage 12, 60325 Frankfurt am Main, Germany
(Address of principal executive offices)
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

Ordinary Shares, no par value	919,062,360
(as of December 31, 2010)
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
Yes ☑           No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards ☑ as issued by the International Accounting Standards Board	Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17 ☐           Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company
(as defined in Rule 12b-2 of the Exchange Act).
Yes ☐           No ☑

Deutsche Bank Annual Report 2010 on Form 20-F	i
Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 18, 2011).

Name of each exchange
Title of each class	on which registered
Ordinary shares, no par value	New York Stock Exchange
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
New York Stock Exchange
7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
New York Stock Exchange
8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*
New York Stock Exchange
DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca
DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca
DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca
DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca
ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca
ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Large Cap Value Index – Total Return due August 14, 2023	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Small Cap Value Index – Total Return due August 14, 2023	NYSE Arca
ELEMENTS Linked to the Benjamin Graham Total Market Value Index – Total Return due August 14, 2023	NYSE Arca
PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca
PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca
PowerShares DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

*	For listing purpose only, not for trading.

Deutsche Bank Annual Report 2010 on Form 20-F	ii

Deutsche Bank Annual Report 2010 on Form 20-F	iii

Deutsche Bank Annual Report 2010 on Form 20-F	iv
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
Cautionary Statement Regarding Forward-Looking Statements
We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
•	the potential development and impact on us of economic and business conditions;
•	the implementation of our strategic initiatives and other responses to economic and business conditions;
•	the development of aspects of our results of operations;
•	our expectations of the impact of risks that affect our business, including the risks of losses on our trading processes and credit exposures; and
•	other statements relating to our future business development and economic performance.
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
We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:
•	the potential development and impact on us of economic and business conditions;
•	other changes in general economic and business conditions;
•	changes and volatility in currency exchange rates, interest rates and asset prices;
•	changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions;
•	changes in our competitive environment;
•	the success of our acquisitions, divestitures, mergers and strategic alliances;

Deutsche Bank Annual Report 2010 on Form 20-F	v
•	our success in implementing our strategic initiatives and other responses to economic and business conditions and realizing the benefits anticipated therefrom; and
•	other factors, including those we refer to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which we do not refer.
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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income taxes
Average active equity	Average shareholders’ equity
Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity
Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders
Total assets adjusted	Total assets
Total equity adjusted	Total equity
Leverage ratio (target definition) (total equity adjusted to total assets adjusted)	Leverage ratio (total equity to total assets)
Diluted earnings per share (target definition)	Diluted earnings per share
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

Deutsche Bank Annual Report 2010 on Form 20-F	vi
(This page intentionally left blank)

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	1
PART I
Item 1: Identity of Directors, Senior Management and Advisers
Not required because this document is filed as an annual report.
Item 2: Offer Statistics and Expected Timetable
Not required because this document is filed as an annual report.
Item 3: Key Information
Selected Financial Data
We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects.” Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Until December 31, 2006, we prepared our consolidated financial information in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). All 2006 data included in this report, however, have been prepared in accordance with IFRS as issued by the IASB. Our group division and segment data come from our management reporting systems and are not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see “Item 5: Operating and Financial Review and Prospects – Results of Operations by Segment (2010 vs. 2009).”

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	2
Income Statement Data

	2010[1]	2010	2009	2008	2007	2006
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.	in € m.
Net interest income	20,822	15,583	12,459	12,453	8,849	7,008

Provision for credit losses	1,702	1,274	2,630	1,076	612	298

Net interest income after provision for credit losses	19,120	14,309	9,829	11,377	8,237	6,710

Commissions and fee income	14,256	10,669	8,911	9,741	12,282	11,192
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,482	3,354	7,109	(9,992)	7,175	8,892
Other noninterest income (loss)	(1,388)	(1,039)	(527)	1,411	2,523	1,476

Total net revenues	38,171	28,567	27,952	13,613	30,829	28,568

Compensation and benefits	16,931	12,671	11,310	9,606	13,122	12,498
General and administrative expenses	13,540	10,133	8,402	8,339	8,038	7,143
Policyholder benefits and claims	648	485	542	(252)	193	67
Impairment of intangible assets	39	29	(134)	585	128	31
Restructuring activities	–	–	–	–	(13)	192

Total noninterest expenses	31,158	23,318	20,120	18,278	21,468	19,931

Income (loss) before income taxes	5,311	3,975	5,202	(5,741)	8,749	8,339
Income tax expense (benefit)	2,198	1,645	244	(1,845)	2,239	2,260

Net income (loss)	3,113	2,330	4,958	(3,896)	6,510	6,079

Net income (loss) attributable to noncontrolling interests	27	20	(15)	(61)	36	9
Net income (loss) attributable to Deutsche Bank shareholders	3,087	2,310	4,973	(3,835)	6,474	6,070

	in U.S.$	in €	in €	in €	in €	in €
Basic earnings per share[2,3]	4.10	3.07	7.21	(6.87)	12.29	11.66
Diluted earnings per share[2,4]	3.90	2.92	6.94	(6.87)	11.80	10.44
Dividends paid per share[5]	1.00	0.75	0.50	4.50	4.00	2.50

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$1.3362 per €, the noon buying rate on December 31, 2010.

2
The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

3	We calculate basic earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding.

4	We calculate diluted earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding after assumed conversions.

5	Dividends we declared and paid in the year.
Balance Sheet Data

	2010[1]	2010	2009	2008	2007	2006
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.	in € m.
Total assets	2,546,303	1,905,630	1,500,664	2,202,423	1,925,003	1,520,580
Loans	544,807	407,729	258,105	269,281	198,892	178,524
Deposits	713,509	533,984	344,220	395,553	457,946	411,916
Long-term debt	226,700	169,660	131,782	133,856	126,703	111,363
Common shares	3,180	2,380	1,589	1,461	1,358	1,343
Total shareholders’ equity	65,264	48,843	36,647	30,703	37,893	33,169
Tier 1 capital	56,875	42,565	34,406	31,094	28,320	23,539
Regulatory capital	65,057	48,688	37,929	37,396	38,049	34,309

1	Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$1.3362 per €, the noon buying rate on December 31, 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	3
Certain Key Ratios and Figures

	2010	2009	2008	2007	2006
Share price at period-end[1]	€ 39.10	€ 44.98	€ 25.33	€ 81.36	€ 92.23
Share price high[1]	€ 55.11	€ 53.05	€ 81.73	€ 107.85	€ 94.00
Share price low[1]	€ 35.93	€ 14.00	€ 16.92	€ 74.02	€ 73.48
Book value per basic share outstanding[2]	€ 52.38	€ 52.65	€ 47.90	€ 71.39	€ 63.31
Return on average shareholders’ equity (post-tax)[3]	5.5%	14.6%	(11.1)%	17.9%	20.3%
Pre-tax return on average shareholders’ equity[4]	9.5%	15.3%	(16.5)%	24.1%	27.9%
Pre-tax return on average active equity[5]	9.6%	15.1%	(17.7)%	29.0%	32.5%
Cost/income ratio[6]	81.6%	72.0%	134.3%	69.6%	69.7%
Compensation ratio[7]	44.4%	40.5%	70.6%	42.6%	43.9%
Noncompensation ratio[8]	37.3%	31.5%	63.7%	27.1%	25.8%
Core Tier 1 capital ratio[1,9]	8.7%	8.7%	7.0%	6.9%	6.9%
Tier 1 capital ratio[1,9]	12.3%	12.6%	10.1%	8.6%	8.5%
Employees at period-end (full-time equivalent):
In Germany	49,265	27,321	27,942	27,779	26,401
Outside Germany	52,797	49,732	52,514	50,512	42,448
Branches at period-end:
In Germany	2,087	961	961	976	934
Outside Germany	996	1,003	989	887	783

1	For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.

2	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).

3	Net income (loss) attributable to our shareholders as a percentage of average shareholders’ equity.

4	Income (loss) before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.

5	Income (loss) before income taxes attributable to our shareholders as a percentage of average active equity.

6	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

7	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

8
Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

9	The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.
Dividends
The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2010, 2009, 2008, 2007 and 2006. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.
Effective January 1, 2009, the German withholding tax applicable to dividends increased to 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) compared to 21.1 % applicable for the years 2008, 2007 and 2006. For individual German tax residents, the withholding tax paid after January 1, 2009 represents, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.
U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009 (compared to an entitlement to a refund of 6.1 % of the dividends received in the years 2008, 2007 and 2006). For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	4
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio[2,3]
	Dividends	Dividends	Basic earnings	Diluted earnings
	per share[1]	per share	per share	per share
2010 (proposed)	$ 1.00	€ 0.75	24%	26%
2009	$ 1.08	€ 0.75	10%	11%
2008	$ 0.70	€ 0.50	N/M	N/M
2007	$ 6.57	€ 4.50	37%	38%
2006	$ 5.28	€ 4.00	34%	38%

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

3
The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

Exchange Rate and Currency Information
Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S.$1.3362 per euro, the noon buying rate for euros on December 31, 2010. The “noon buying rate” is the rate the Federal Reserve Bank of New York announces for customs purposes as the buying rate for foreign currencies in the City of New York on a particular date. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 31, 2010 or any other date.
The noon buying rate for euros on December 31, 2010 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	5
The following table shows the period-end, average, high and low noon buying rates for the euro. In each case, the period-end rate is the noon buying rate announced on the last business day of the period.

in U.S.$ per €	Period-end	Average[1]	High	Low
2011
March (through March 8)	1.3898	–	1.4028	1.3809
February	1.3834	–	1.3834	1.3440
January	1.3692	–	1.3716	1.2903
2010
December	1.3362	–	1.3435	1.3064
November	1.2998	–	1.4244	1.2998
October	1.3857	–	1.4101	1.3705
September	1.3648	–	1.3648	1.2697
2010	1.3362	1.3207	1.4563	1.1942
2009	1.4406	1.3963	1.5120	1.2555
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3797	1.4862	1.2904
2006	1.3197	1.2661	1.3327	1.1860

1
We calculated the average rates for each year using the average of the noon buying rates on the last business day of each month during the year. We did not calculate average exchange rates within months.

On March 8, 2011, the noon buying rate was U.S.$1.3898 per euro.
Capitalization and Indebtedness
The following table sets forth our consolidated capitalization in accordance with IFRS as of December 31, 2010:

in € m.
Debt:[1,2]
Long-term debt	169,660
Trust preferred securities	12,250
Long-term debt at fair value through profit or loss	15,280

Total debt	197,190

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,515
Retained earnings	25,999
Common shares in treasury, at cost	(450)
Accumulated other comprehensive income, net of tax
Unrealized net (losses) on financial assets available for sale, net of applicable tax and other	(113)
Unrealized net (losses) on derivatives hedging variability of cash flows, net of tax	(179)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	(11)
Foreign currency translation, net of tax	(2,333)
Unrealized net gains from equity method investments	35

Total shareholders’ equity	48,843

Noncontrolling interests	1,549

Total equity	50,392

Total capitalization	247,582

1	€ 1,780 million (1%) of our debt was guaranteed as of December 31, 2010. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.

[2]	€ 9,311 million (5%) of our debt was secured as of December 31, 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	6
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
We have been and may continue to be affected by the recent global financial crisis and economic downturn.
As a global investment bank with a large private client franchise, our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Beginning in the second half of 2007, and particularly in September 2008, the financial services industry, including ourselves, and the global financial markets were materially and adversely affected by significant declines in the values of nearly all classes of financial assets. The financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. This materially and adversely affected the availability and performance of instruments used to hedge positions and manage risk. Furthermore, there was a widespread loss of investor confidence, both in our industry and the broader markets. Market conditions also led to the failure or merger under distressed conditions of a number of prominent financial institutions. These and other factors had combined to increase credit spreads, to cause ratings agencies to lower credit ratings and otherwise to increase the cost and decrease the availability of credit.
In the wake of the financial crisis, the world economy contracted in 2009. While the world economy grew in 2010, and financial markets for many classes of assets have returned to their pre-crisis levels, growth was fueled by stimuli from expansive monetary and fiscal policies, investments that had been postponed from 2009 and subsequently made in 2010, and the building up of inventory, and momentum has slowed since autumn 2010 as the effect of these factors tailed off. Economic growth in the eurozone, where we are based, has lagged behind the global economic recovery. Also, the peripheral countries of the eurozone have been affected by depressed real estate markets, as well as increased concern in the financial markets about the peripheral states’ long-term solvency. These or other factors could render the improvements that have occurred fragile.
These adverse financial market and economic conditions have negatively impacted many of our businesses, particularly in 2008, with some effects persisting through 2010. If such conditions do not continue to improve, or if they worsen, our results of operations may be materially and adversely affected. In particular, these conditions required us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments. Furthermore, we incurred sizeable losses in our equity derivatives trading and equity and credit proprietary trading businesses in 2008. Despite initiatives to reduce our exposure to the affected asset classes or activities, such reduction has not always been possible due to illiquid trading markets for many assets. As a result, we have substantial remaining exposures and thus continue to be exposed to any

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	7
further deterioration in prices for the remaining positions. The aforementioned write-downs and losses led us to incur a loss in 2008. In addition, while we were profitable in 2009 and 2010, write-downs and losses in 2009 materially and negatively affected our results for that year. We may in the future be unable to offset the potential negative effects on our profitability through performance in our other businesses.
See “Item 5: Operating and Financial Review and Prospects – Update on Key Credit Market Exposures” for information on the impact of the recent financial market environment on a number of our key businesses.
Market declines and volatility can materially and adversely affect our revenues and profits.
As a global investment bank, we have significant exposure to the financial markets and are more at risk from the adverse developments in the financial markets than institutions engaged predominantly in traditional banking activities. Market declines have caused and can in the future cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode or cause us to show material losses, as we did in 2008. Volatility can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise.
We have incurred and may in the future incur significant losses from our trading and investment activities due to market fluctuations.
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
In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them can be negatively impacted by market prices, which were both declining and volatile during the recent financial crisis. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions we describe in our discussions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility.
Protracted market declines have reduced and may in the future reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.
In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. As we experienced during the recent financial crisis, these developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets we hold for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	8
We have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments.
A substantial proportion of the assets and liabilities on our balance sheet comprise financial instruments that we carry at fair value, with changes in fair value recognized in the income statement. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding write-down is recognized in the income statement. These write-downs have been and could in the future be significant.
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
Adverse economic conditions have caused and may in the future cause us to incur higher credit losses.
Adverse economic conditions such as those experienced during the recent financial crisis have caused and may in the future cause us to incur higher credit losses. Our provision for credit losses was € 1.1 billion in 2008, € 2.6 billion in 2009 and € 1.3 billion in 2010. Significant provisions occurred in both our Corporate & Investment Bank and Private Clients and Asset Management Group Divisions.
In the second half of 2008 and the first quarter of 2009, as permitted by recent amendments to IFRS, we reclassified certain financial assets out of financial assets carried at fair value through profit or loss or available for sale into loans. While such reclassified assets, which had a carrying value of € 26.7 billion as of December 31, 2010, are no longer subject to mark-to-market accounting, we continue to be exposed to the risk of impairment of such assets. In addition, we bear additional funding and capital costs with respect to them. Of our € 2.6 billion provision for credit losses in 2009, € 1.3 billion was attributable to these reclassified assets and related primarily to exposures in Leveraged Finance. Of our € 1.3 billion provision for credit losses in 2010, € 0.3 billion was attributable to these reclassified assets.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	9
Our investment banking revenues may decline as a result of adverse market or economic conditions.
Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns, such as the one recently experienced. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values, as they have during the recent financial crisis. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.
We may generate lower revenues from brokerage and other commission- and fee-based businesses.
Market downturns have led and may in the future lead to declines in the volume of transactions that we execute for our clients and, therefore, to declines in our noninterest income. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals reduces the revenues we receive from our asset management and private banking businesses. Even in the absence of a market downturn, below-market or negative performance by our investment funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business.
Our risk management policies, procedures and methods leave us exposed to unidentified or unanticipated risks, which could lead to material losses.
We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. In the volatile market environment of the recent financial crisis, these tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may in the future fail to predict future important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.
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
In its March 2010 lowering of our long-term rating, Moody’s Investors Service noted the extent of our capital allocated to capital markets activities and the resulting challenges for our market risk management function to manage “tail risks” successfully.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	10
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
The exceptionally difficult market conditions experienced during the recent financial crisis have severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and may do so in the future.
We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results.
From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$85 billion of loans into private label securitizations and U.S.$71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. We have been, and in the future may be, presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where we believe no such valid basis for repurchase claims exists, we reject them and no longer consider them outstanding for our tracking purposes. We will continue to contest invalid claims vigorously as necessary and appropriate. As of December 31, 2010, we have approximately U.S.$588 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these claims, we have established reserves that are not material and that we believe to be adequate. As with reserves generally, however, it is possible that the reserves we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. As of December 31, 2010, we have completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$1.8 billion. In connection with those repurchases and settlements, we have obtained releases for potential claims on approximately U.S.$21.9 billion of loans sold by us as described above.
From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S.$105 billion of U.S. residential mortgage-backed securities (“RMBS”) for third-party originators.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	11
As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 28 “Provisions” to our consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. Also as described therein, we have a number of pending lawsuits against us or our affiliates as issuer and/or underwriter of RMBS. Such RMBS litigations pending are in early stages and we continue to defend these actions vigorously. As described further below, legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.
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
Also, regulatory reforms applicable to the financial services industry have been proposed that could subject us to more stringent regulatory capital requirements. Meeting any such requirements may require us to issue securities that qualify as regulatory capital, including equity securities, or to liquidate assets or curtail business, which may have adverse effects on our business, financial condition and results of operations, particularly if any such proposal becomes effective at a time when financial markets are distressed, but also under normal market conditions.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	12
In December 2010, the Basel Committee on Banking Supervision published its final standards on the revised capital adequacy framework, known as Basel III. These are significantly more stringent than the existing requirements. Basel III increases the quality and quantity of capital, increases capital against derivative positions and introduces a new liquidity framework as well as a leverage ratio. In addition, prospective changes in accounting standards, such as those imposing stricter or more extensive requirements to carry assets at fair value, could also impact our capital needs.
In addition, new rules regarding trading activities were finalized in mid-2010. These are commonly referred to as Basel II.5, and were translated into the Capital Requirements Directive in Europe (CRD 3). They will significantly increase capital levels relating to our trading book by introducing new risk measures (Stressed Value-at-Risk and the Incremental Risk Charge) and applying the banking book rules to trading book securitizations with a specific treatment for the Correlation Trading Portfolio.
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
Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and so to quantify, so that amounts eventually paid may exceed the amount of reserves set aside to cover such risks. See “Item 8: Financial Information – Legal Proceedings” and Note 28 “Provisions” to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.
Regulatory reforms enacted and proposed in response to the financial crisis may significantly affect our business model and the competitive environment.
In response to the financial markets crisis, governments, regulatory authorities and others have made and continue to make numerous proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. In response to some of these proposals, legislation has already been enacted or regulations issued. The wide range of recent actions or current proposals includes, among others, provisions for: more stringent regulatory capital and liquidity standards; restrictions on compensation practices; charging special levies to fund governmental intervention in response to crises; expansion of the resolution powers of regulators; separation of certain businesses from deposit taking; breaking up financial institutions that are perceived to be too large for regulators to take the risk of their failure; and reforming market infrastructures. See “Item 4: Information on the Company – The Competitive Environment – Regulatory Reform.”

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	13
Already-enacted legislation includes the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States in July 2010. The Dodd-Frank Act has numerous provisions that could affect our operations. Although there remains uncertainty as to how regulators will implement the Dodd-Frank Act, various elements of the new law may negatively affect our profitability and require that we change some of our business practices, and we may incur additional costs as a result (including increased compliance costs). These elements and their effects may also require us to invest significant management attention and resources to make any necessary changes in order to comply with the new regulations.
For some proposals for financial industry reform, formal consultations and impact studies have begun, while other proposals are only in the political debating stage. It is presently unclear which of these proposals, if any, will become law and, if so, to what extent and on what terms. Therefore, we cannot assess their effects on us at this point. It is possible, however, that the future regulatory framework for financial institutions may change, perhaps significantly, which creates significant uncertainty for us and the financial industry in general.
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
We face operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Derivative contracts are not always confirmed with the counterparties on a timely basis; while the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract. The recent financial crisis, in which the risk of counterparty default has increased, has increased the possibility that this operational risk materializes.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	14
If we are unable to implement our strategic initiatives, we may be unable to achieve our pre-tax profit target and other financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected.
In late 2009, we launched Phase 4 of our management agenda, which comprises the following key pillars: increasing profitability in our Corporate & Investment Bank Group Division with renewed risk and balance sheet discipline, focusing on core Private Clients and Asset Management businesses and home market leadership, focusing on Asia as a key driver of revenue growth and renewing emphasis on our performance culture. We have stated that, by delivering this strategy, we see a pre-tax profit potential in 2011 of approximately €10 billion from our operating businesses, before adjustments for Corporate Investments, Consolidations & Adjustments, and assuming no further market dislocations, normalization of asset valuations, growth in the global fee pool, an improved margin environment compared to pre-crisis, interest rates remaining at current low levels and continued macroeconomic recovery. Our assumptions also include that we do not incur significant further write-downs, that we achieve market-share gains, and that we realize savings from our efficiency and CIB integration efforts and contributions from our acquisition of Deutsche Postbank AG (“Postbank”). We have also set objectives for return on equity, Tier 1 capital ratio and balance sheet leverage, and to sustained capital and risk discipline.
If we fail to implement these strategic initiatives or should the initiatives that are implemented fail to produce the anticipated benefits, we may fail to achieve these financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, regulatory changes that increase our costs or restrict our activities and increased competition for business.
We may have difficulty in identifying and executing acquisitions, and both making acquisitions and avoiding them could materially harm our results of operations and our share price.
We consider business combinations from time to time. Even though we review the companies we plan to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. Were we to announce or complete a significant business combination transaction, our share price could decline significantly if investors viewed the transaction as too costly or unlikely to improve our competitive position. In addition, we might have difficulty integrating any entity with which we combine our operations. Failure to complete announced business combinations or failure to integrate acquired businesses successfully into ours could materially and adversely affect our profitability. It could also affect investors’ perception of our business prospects and management, and thus cause our share price to fall. It could also lead to departures of key employees, or lead to increased costs and reduced profitability if we felt compelled to offer them financial incentives to remain.
The effects of the execution of the takeover offer and the subsequent consolidation of the Deutsche Postbank AG may differ materially from our expectations.
Our largest acquisition in 2010 was the increase of our existing position in Deutsche Postbank AG to a majority stake by means of a public takeover offer, as a result of which Postbank became a consolidated subsidiary of ours in December 2010. The effects of this acquisition on us may differ materially from our expectations. Our assumptions underlying our expectations regarding its benefits, costs and effects may be inaccurate or incomplete, in particular because we had no access to Postbank’s internal information in preparing the takeover offer and still do not have the same degree of access as we would have for a wholly owned, fully integrated subsidiary. Our estimates of the synergies and other benefits that we expect to realize, and the costs that we might

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	15
incur, as a result of the takeover and consolidation as well as the implementation of our strategic goals, such as the strengthening of our private banking business and the redeployment of capital in other business areas, involve subjective assumptions and judgments that are subject to significant uncertainties. These include, for example, assumptions and judgments relating to Postbank’s credit quality, the quality of other assets such as securities portfolios, liquidity and capital planning, risk management and internal controls. Postbank’s securities portfolio, for example, contains partially illiquid or only somewhat liquid structured products that may also be subject to a further decrease in value in a substantial amount.
Furthermore, unforeseen difficulties may emerge in connection with the integration of Postbank’s business into our own, including potential difficulties due to different risk management structures and IT systems, difficulties in integrating personnel, different internal standards and business procedures, the commitment of management resources in connection with the integration process and the potential loss of our key personnel or Postbank’s key personnel. Any of these factors could adversely affect the benefits and synergies we expect to realize or increase our costs in connection with the integration. In addition, a variety of factors that are partially or entirely beyond our and Postbank’s control, such as negative market developments, could result in our failure to realize benefits and synergies to the full extent we expect or within the timeframe we expect, or increase our costs.
Also, while we own a majority of Postbank’s shares, and while, as of February 24, 2011, four of the 20 members of Postbank’s supervisory board are employed by or otherwise associated with us, Postbank still has third-party holders of its publicly traded shares, and Postbank’s management continues to be responsible to all its shareholders. Accordingly, we cannot control Postbank’s activities to the same extent as if it were a wholly owned subsidiary. This may limit our ability to maximize the value to us of our ownership position, including by limiting our ability to implement initiatives to integrate Postbank and pursue revenue and cost synergies, to manage portfolios of assets where we have identified potential improvements or to engage in other transactions between Postbank and us. Any failure to integrate Postbank’s operations into our own on a timely and efficient basis could have a material adverse effect on our net assets, financial condition and results of operations.
Postbank reported a loss before tax in each of 2009 and 2008, and although it reported a net profit before tax in 2010, this does not indicate that it will be profitable in any future periods.
Postbank reported a loss before tax of € 1,064 million in its 2008 financial year and a loss before tax of € 398 million in its 2009 financial year. In its 2010 financial year, Postbank preliminarily reported a profit before tax of € 315 million. However, this does not indicate that Postbank will be profitable in any future periods. In addition, a variety of factors that are partially or entirely beyond our and Postbank’s control, such as valuation risks in respect of Postbank’s investment portfolio, could have an adverse effect on its results of operations. Any failure by Postbank to achieve a sustainable improvement of its results could have a material adverse effect on our net assets, financial condition and results of operations following the consolidation of Postbank.
The consolidation of Postbank had a material adverse effect on our regulatory capital ratios, and our assumptions and estimates concerning the effects of the consolidation on our regulatory capital ratios may prove to be too optimistic.
The consolidation of Postbank had a material adverse effect on our regulatory capital ratios, reducing our Tier 1 capital ratio by 2.65 % and our core Tier 1 capital ratio by 2.45%, although this effect was offset by the capital increase we implemented in October 2010. The consolidation also increased our risk-weighted assets by € 60.4 billion (consisting of € 66.9 billion of new risk weighted assets from Postbank and an elimination of € 6.4 billion in relation to our pre-consolidation Postbank investment). The final purchase price allocation for the

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	16
consolidation of Postbank may have further effects on our regulatory capital ratios. Any inability to maintain our regulatory capital ratios at or near current levels following our consolidation of Postbank may in particular lead to rating downgrades, the necessity for future capital increases or to the loss of business in the countries in which we operate. Any of these factors could have a material adverse effect on our business and our net assets, financial condition and results of operations.
Our takeover of Postbank generated a significant combined amount of goodwill and other intangible assets that must be tested for impairment periodically and at other times.
Our purchase price for the takeover of Postbank was € 4.2 billion. Upon initial consolidation of Postbank, we recorded € 2.0 billion in goodwill and € 1.6 billion in other intangible assets following preliminary allocation of the price. As part of the purchase price allocation, the assets and liabilities of Postbank are valued at their fair values. Due to the transaction closing only shortly before year end 2010 and given its complexity, the allocation of the purchase price is preliminary. The goodwill that will be finally recorded may deviate substantially from the preliminary amounts. Furthermore, if our integration of Postbank meets with unexpected difficulties, if the business of Postbank does not develop as expected, or in any other case in which unanticipated developments occur in the business of our corporate division or our divisions that are assuming the business activities of Postbank, we may be required to record impairments on the goodwill and/or the other intangible assets in accordance with IFRS, which could have a material adverse effect on our net assets, financial condition and results of operations.
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
In recent years there has been substantial consolidation and convergence among financial services companies, culminating in unprecedented consolidations in the course of the financial crisis. This trend has significantly increased the capital base and geographic reach of some of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we must compete with financial institutions that may be larger and better capitalized than we are and that may have a stronger position in local markets. Also governmental action in response to the financial crisis may place us at a competitive disadvantage.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 3: Key Information	17
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
Our existing business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfill our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with our outstandings to Iranian borrowers representing substantially less than 0.1 % of our total assets as of December 31, 2010 and our revenues from all such activities representing substantially less than 0.1 % of our total revenues for the year ended December 31, 2010.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	18
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
We have made the following significant capital expenditures or divestitures since January 1, 2010:
•
In March 2010, we closed the full acquisition of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which was on-sold in the third quarter 2010 to Bank of New York Mellon. Shortly after completion, its Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia’s Macquarie Group in the second quarter 2010. BHF-BANK AG, a 100 % subsidiary of Sal. Oppenheim is being managed as a standalone entity. In December 2010 Deutsche Bank and LGT Group have announced that they had agreed on important aspects of the sale of BHF-BANK AG to LGT Group and therefore had also agreed to conduct exclusive negotiations. We expect that negotiations to finalize contractual details should be completed during the first quarter of 2011.

•
In April 2010, we completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for € 700 million in cash. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million following preliminary adjustments made to the closing balance sheet of the acquired businesses. The adjusted total consideration of € 687 million is considered preliminary until the closing balance sheet has been finalized. The acquired businesses have become part of our Global Transaction Banking Corporate Division and operate under the Deutsche Bank brand name.

•
In May 2010, we signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of up to RMB 5.7 billion (€ 649 million as of December 31, 2010). Subject to regulatory approvals and upon final settlement of the transaction, this investment will increase our existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations.

•	In August 2010, we completed the spin-off of two independent investment boutiques offering global thematic equity and agribusiness strategies and a range of quantitative investment strategies.
•
In September 2010, we signed the agreement to sell our Polish subsidiary DWS Polska TFI S.A. to Investors Holding S.A. The transaction has been approved by local authorities and is expected to be completed during the first quarter of 2011. To continue distribution of our mutual funds products in the Polish market, we intend to enter into an agreement with Investors Holding to distribute our international mutual fund products.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	19
•
In October 2010, we made a voluntary public takeover offer (“PTO”) to the shareholders of Deutsche Postbank AG (“Postbank”) at € 25.00 per share. The offer was accepted for a total of 48.2 million shares, allowing Deutsche Bank to increase its participation in Postbank from 29.95 % to 51.98 % for a total consideration of € 1.2 billion. Following the successful completion of the takeover offer, Postbank became a consolidated subsidiary in the fourth quarter of 2010.

•
In November 2010, we completed the restructuring of loans we had to the Icelandic generic pharmaceutical group Actavis Group hF. (“Actavis”). The restructuring resulted in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis as well as a new Payment in Kind (“PIK”) financing arrangement.

•
In the course of 2010 the liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) of € 9.2 billion, in which we participated in December 2009, was fully repaid. The last repayment was made in December 2010, at which point we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, by subscribing to € 7.5 billion of ECB-eligible notes.

Since January 1, 2010, there have been no public takeover offers by third parties with respect to our shares. As described above, in 2010, we made a public takeover offer for the shares of Postbank.
In October 2010, we completed a capital increase from authorized capital against cash contributions. Net proceeds from the issue amounted to € 10.1 billion (after expenses of € 0.1 billion, net of tax). The capital increase was primarily intended to cover capital consumption from the Postbank consolidation, and also to support our existing capital base.
Business Overview
Our Organization
Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 1,906 billion as of December 31, 2010. As of that date, we employed 102,062 people on a full-time equivalent basis and operated in 74 countries out of 3,083 branches worldwide, of which 68 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.
We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2010, our group divisions were:
•	The Corporate & Investment Bank (CIB), comprising two corporate divisions:
•	Corporate Banking & Securities (CB&S)
•	Global Transaction Banking (GTB)
•	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
•	Asset and Wealth Management (AWM)
•	Private & Business Clients (PBC)
•	Corporate Investments (CI)
These divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	20
We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:
•	subsidiaries and branches in many countries;
•	representative offices in many other countries; and
•	one or more representatives assigned to serve customers in a large number of additional countries.
The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2010	2009	2008
Germany:
CIB	2,864	2,353	2,997
PCAM	5,932	4,769	5,208

Total Germany	8,796	7,122	8,205

Europe, Middle East and Africa:
CIB	8,258	8,485	(619)
PCAM	2,693	2,479	2,381

Total Europe, Middle East and Africa[1]	10,951	10,964	1,762

Americas (primarily United States):
CIB	6,420	5,295	(838)
PCAM	1,032	724	971

Total Americas	7,452	6,020	133

Asia/Pacific:
CIB	3,387	2,672	1,671
PCAM	387	289	471

Total Asia/Pacific	3,774	2,961	2,142

CI	(2,020)	1,044	1,290
Consolidation & Adjustments	(386)	(159)	82

Consolidated net revenues[2]	28,567	27,952	13,613

[1]
For the years ended December 31, 2010 and December 31, 2009 the United Kingdom accounted for roughly 60 % of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.

[2]
Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including commissions and fee income). Revenues are attributed to countries based on the location in which our booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

Management Structure
We operate the three group divisions and the infrastructure functions under the umbrella of a “virtual holding company”. We use this term to mean that, while we subject the group divisions to the overall supervision of our Management Board, which is supported by infrastructure functions, we do not have a separate legal entity holding these three group divisions but we nevertheless allocate substantial managerial autonomy to them. To support this structure, key governance bodies function as follows:
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	21
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
We take it as our mission to be the leading global provider of financial solutions, creating lasting value for our clients, our shareholders, our people and the communities in which we operate.
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
With the onset of the financial crisis in 2008, the banking landscape changed, new long-term challenges have emerged and we recognized the underlying need to adapt our strategy and business model in order to capture the opportunities of a new era. Hence, we added a new, fourth chapter to our management agenda, as a continuation of the transformation we first launched in 2002. This new phase comprises the following key pillars:
•	Increasing profitability in Corporate & Investment Bank (CIB) with renewed risk and balance sheet discipline
•	Focusing on core Private Clients and Asset Management businesses and home market leadership
•	Focusing on Asia as a key driver of revenue growth
•	Renewing emphasis on our performance culture
Strategies in our CIB Businesses
Corporate & Investment Bank (CIB) comprises our Corporate Banking & Securities (CB&S) and Global Transaction Banking businesses. Furthermore, our Corporate Banking & Securities business comprises our Markets and Corporate Finance businesses.
Within CIB, we are focused on efficiently delivering a full suite of products to our clients across all regions. The integration of CIB announced in mid-2010 is intended to deliver cost and revenue synergies including more coordinated corporate client coverage, maximizing cross selling opportunities and bringing together best practices from across our organization.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	22
In Markets, we leverage our diverse and client-focused business model. We have Top-3 client market share in almost every product and region in which we compete and aim to maintain this position (based on Dealogic). We continue to invest in areas such as cash equities and commodities. Given uncertain market conditions and ongoing changes in the regulatory environment we will remain focused on resource efficiency, targeted capital deployment and the ongoing reduction of legacy positions.
In Corporate Finance our counter cyclical investment in the business firmly established us as a Top-5 firm (based on Dealogic rankings and market shares). In 2010, we had the largest overall Corporate Finance market share increase versus peers, were the leader in Europe, and were Top-5 across all products, with notable improvements in ECM and M&A. In 2011, we aim to continue to consolidate our leadership in Europe while building further momentum in the U.S. and Asia. Our investments will be focused on those segments, such as Energy and Financial Institutions, which offer the greatest upside.
In Global Transaction Banking ongoing headwinds from the low interest rate environment have been partially offset by a strategic shift from margin-based to fee-based revenue streams. Going forward, we will continue to seek to capitalize on new high growth fee and margin products. With the acquisition of ABN AMRO’s corporate and commercial banking activities in the Netherlands, the focus in 2011 will be on further integration in order to deliver significant cost and revenue synergies. We believe that this acquisition will strengthen our footprint in Europe by achieving deeper client coverage and complementary product offerings.
Strategies in our PCAM Businesses
Asset and Wealth Management is comprised of our Asset Management and Private Wealth Management businesses.
In Asset Management, we will focus on our core businesses and investment competencies, seek to leverage market-leading positions through strategic partnerships and continue driving efficiency and cost reductions. The significant re-engineering initiatives achieved since 2008 have restored operating leverage to the business and we believe these initiatives have positioned us well to take advantage of financial market recovery. We are focusing on our growth strategy, building assets under management in areas such as retail retirement solutions, institutional fixed income and insurance outsourcing. There is also an emphasis on growing higher margin alternative investment businesses such as hedge fund fund-of-funds, infrastructure, and climate change.
In Private Wealth Management we continue to focus on improving our overall profitability, building upon our leading position in our domestic market and further expanding in our onshore locations. The integration of Sal. Oppenheim was concluded in 2010 and its alignment remains a key priority. Additionally, PWM remains focused on expanding its business in Asia Pacific, in line with DB’s overall commitment to growth in the region. PWM also continues to increase its collaboration with CIB in order to provide leading solutions for our target market segment of Ultra High Net Worth (UHNW) clients.
In Private & Business Clients (PBC), we continued to strengthen our leading position in our home market. After the acquisitions of Berliner Bank and Norisbank in 2007 and 2006, we acquired a majority participation in Postbank. Together with Postbank we expect to become a leader in Germany’s retail banking business and will close the gap to our European peers. In addition, we will further strengthen our advisory banking in mature markets in Europe. In Asia, we focus on benefitting from our stake increase in Hua Xia Bank and we will continuously expand our branch network in India.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	23
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
Overall, we aim to reinvigorate our performance culture, recommitting to efficiency across our businesses with an intense focus on costs and infrastructure optimization. As part of this, and to ensure clear accountability, we have implemented new performance metrics and a value-based management system aimed at delivering higher returns to shareholders. We will continue to invest in our corporate culture. Diversity will be integral from recruitment through to leadership. Talent management will be further embedded into our culture from career planning to compensation models.
Capital management strategy. Focused management of capital has been a critical part of all phases of our management agenda. In 2010, we increased our Tier 1 capital over the course of the year from €34.4 billion to €42.6 billion. At the end of 2010, our Tier 1 capital ratio, as measured under Basel II, stood at 12.3 % as compared to 12.6 % at the end of 2009.
Our Group Divisions
Corporate & Investment Bank Group Division
The Corporate & Investment Bank Group Division (CIB) primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 73 % of our net revenues in 2010, 67 % of our net revenues in 2009 and 24 % of our net revenues in 2008 (on the basis of our management reporting systems).
CIB’s operations are predominantly located in the world’s primary financial centers, including London, New York, Frankfurt, Tokyo, Singapore and Hong Kong. However, an increasing amount of activity is also in Emerging Markets, with offices in locations such as Johannesburg, Mumbai, Sao Paulo and Beijing.
The businesses that comprise CIB seek to reach and sustain a leading global position in corporate and institutional banking services, as measured by financial performance, client market share and reputation, while making optimal usage of, and achieving optimal return on, our capital and other resources. The division also continues to exploit business synergies with the Private Clients and Asset Management Group Division. CIB’s activities and strategy are primarily client-driven. Teams of specialists in each business division give clients access not only to their own products and services, but also to those of our other businesses.
On July 1, 2010, responsibility for leadership of CIB was transferred solely to Anshuman Jain, who had been co-head of the division with Michael Cohrs for the previous six years. As a result of this, a reorganization of CIB has been accomplished.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	24
At December 31, 2010, CIB included two corporate divisions, comprising the following business divisions:
•	Corporate Banking & Securities Corporate Division (CB&S)
•	Corporate Finance
•	Markets (formerly known as Global Markets)
•	Global Transaction Banking Corporate Division (GTB)
•	Trade Finance and Cash Management Corporates
•	Trust & Securities Services and Cash Management Financial Institutions
CB&S includes the Business Division Corporate Finance, which includes Investment Banking Coverage and Advisory, and Capital Markets. These businesses focus on providing advisory, equity and debt financing and (in conjunction with Markets) risk management and structuring services to corporates, financial institutions, financial sponsors, governments and sovereigns.
CB&S also includes our debt and equity sales and trading businesses, which are housed in our Markets Business Division. Markets is composed of two areas: Coverage and Products. Coverage includes the Institutional Client Group, Research and Structuring. Products includes Credit (including commercial real estate) and Emerging Markets, Equities, Global Finance and Foreign Exchange and Rates and Commodities.
GTB is a separately managed corporate division, providing trade finance, cash management and trust & securities services.
The CIB businesses are supported by the Loan Exposure Management Group (LEMG). LEMG has responsibility for a range of loan portfolios, actively managing the risk of these through the implementation of a structured hedging regime. LEMG also prices and manages risks in the leveraged syndication pipeline.
Corporate Banking & Securities Corporate Division
Corporate Division Overview
CB&S is made up of the business divisions Corporate Finance and Markets. These businesses offer financial products worldwide including the underwriting of stocks and bonds, trading services for investors and the tailoring of solutions for companies’ financial requirements.
On April 1, 2009, management responsibility for The Cosmopolitan of Las Vegas property changed from CB&S to the group division Corporate Investments.
Products and Services
Within our Corporate Finance Business Division, our clients are offered mergers and acquisitions, equity and debt financing and general corporate finance advice. In addition, we provide a variety of financial services to the public sector.
The Markets Business Division is responsible for the sales, trading and structuring of a wide range of fixed income, equity, equity-linked, foreign exchange and commodities products. The division aims to deliver solutions to the investing, hedging and other needs of customers.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	25
Within CB&S, we exited our dedicated Equity Proprietary Trading business during 2010, following the exit of our dedicated Credit Proprietary Trading business during 2008. Along with managing any residual proprietary positions, we continue to conduct trading on our own account in the normal course of market-making and facilitating client business. For example, to facilitate customer flow business, traders will maintain short-term long positions (accumulating securities) and short positions (selling securities we do not yet own) in a range of securities and derivative products, reducing the exposure by hedging transactions where appropriate. While these activities give rise to market and other risk, we do not view this as proprietary trading.
All our trading activities are covered by our risk management procedures and controls which are described in detail in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Market Risk”.
Distribution Channels and Marketing
In CB&S, the focus of our corporate and institutional coverage bankers and sales teams is on our client relationships. We have restructured our client coverage model so as to provide varying levels of standardized or dedicated services to our customers depending on their needs and level of complexity.
Global Transaction Banking Corporate Division
Corporate Division Overview
GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions include:
•	Trade Finance and Cash Management Corporates
•	Trust & Securities Services and Cash Management Financial Institutions
On April 1, 2010, we closed the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	26
Trust & Securities Services provides a range of trust, payment, administration and related services for selected securities and financial transactions, as well as domestic securities custody in more than 30 markets.
Distribution Channels and Marketing
GTB develops and markets its own products and services in Europe, the Middle East, Asia and the Americas. The marketing is carried out in conjunction with the coverage functions both in this division and in CB&S.
Customers can be differentiated into two main groups: (i) financial institutions, such as banks, mutual funds and retirement funds, broker-dealers, fund managers and insurance companies, and (ii) multinational corporations, large local corporates and medium-sized companies, predominantly in Germany and the Netherlands.
Private Clients and Asset Management Group Division
The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 35 % of our net revenues in 2010, 30 % of our net revenues in 2009 and 67 % of our net revenues in 2008 (on the basis of our management reporting systems).
At December 31, 2010, this group division included the following corporate divisions:
•	Asset and Wealth Management (AWM)
•	Private & Business Clients (PBC)
The Asset and Wealth Management (AWM) Corporate Division consists of the Asset Management Business Division (AM) and the Private Wealth Management Business Division (PWM). AWM Corporate Division’s operations are located in Europe, Middle East, Africa, the Americas and Asia-Pacific.
The AWM Corporate Division is among the leading asset managers in the world as measured by total invested assets. The division serves a range of retail, private and institutional clients.
The Private & Business Clients (PBC) Corporate Division serves retail and affluent clients as well as small corporate customers in our key markets of Germany, Italy and Spain, as well as in Belgium, Portugal and Poland. This is complemented by our established market presence in Asia.
Asset and Wealth Management Corporate Division
Corporate Division Overview
Our AM Business Division is organized into four global business lines:
•	Retail offers a range of products, including mutual funds and structured products, across many asset classes
•	Alternative Investments manages real estate and infrastructure investments and private equity funds of funds
•	Insurance provides specialist advisory and portfolio management services to insurers and re-insurers globally
•	Institutional provides investment solutions across both traditional and alternative strategies to all other (non-insurance) institutional clients, such as pension funds, endowments and corporates

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	27
Our PWM Business Division, which includes wealth management for high net worth clients and ultra high net worth individuals, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.
In early 2009, RREEF made the decision to transition out of the rest of its in-house property management business. RREEF recognized the need to re-focus its efforts on strategic investment planning and decisions, in addition to the composition and management of client assets from an overall portfolio, asset and risk management perspective. RREEF established a new Asset Management organization to monitor the third party managers who will be performing the day to day property management. The property management transition was completed in 2009 with a remaining transition of the property management accounting staff completed in November 2010.
On October 1, 2010, management responsibility for the Marblegate Special Opportunities Master Fund, L.P. changed from Private Wealth Management to Corporate Investments.
In September 2010, AM signed an agreement to sell its Polish subsidiary DWS Polska TFI S.A. to Investors Holding S.A. The transaction has been approved by local authorities and is expected to be completed during the first quarter of 2011. To continue distribution of our mutual funds products in the Polish market, AM intends to enter into an agreement with Investors Holding to distribute our international mutual fund products.
In August 2010, AM successfully completed the spin-off of two independent investment boutiques offering global thematic equity and agribusiness strategies and a range of quantitative investment strategies.
Since March 2010, Sal. Oppenheim jr. & Cie. S.C.A has been a wholly owned subsidiary of Deutsche Bank AG. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-BANK Group, BHF Asset Servicing GmbH (“BAS”) and Sal Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. The Equity Trading & Derivatives and Capital Markets Sales units were sold to Australia’s Macquarie Group in the second quarter 2010, while BAS was sold to Bank of New York Mellon in the third quarter 2010. In December 2010 Deutsche Bank and LGT Group agreed on important aspects of the sale of BHF-BANK to LGT Group. The two parties have agreed to conduct exclusive negotiations, which are currently ongoing, concerning the sale of BHF-BANK. The negotiations to finalize the contractual details should be completed during the first quarter of 2011. As a result of intended closing of this transaction BHF-BANK will be reported under Corporate Investments (CI) from January 1, 2011.
As of January 1, 2010, management responsibility for Private Equity Group PWM was changed to Asset Management.
In June 2009, PWM DB (Suisse) S.A. integrated its wholly-owned subsidiary Rüd, Blass & Cie AG Bankgeschäft in Switzerland.
In May 2009, RREEF Private Equity exited its noncontrolling interest in Aldus Equity, an alternative asset management and advisory boutique specializing in customized private equity investing for institutional and high net worth investors previously acquired in July 2007.
During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the group division Corporate Investments. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	28
In Switzerland PWM enhanced its presence by opening a representative office in St. Moritz in January 2009 to complement offices in Zurich, Geneva and Lugano.
In December 2008 RREEF Alternative Investments acquired a significant noncontrolling interest in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor.
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
In January 2008, AM increased its stake in Harvest Fund Management by 10.5 % to 30%. Harvest is the third largest mutual fund manager in China, with a 6.4 % market share (source: Z-Ben Advisors, September 2010).
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
AM offers investors a variety of alternative investment solutions through RREEF, one of the world’s largest real estate investment businesses, DB Private Equity, a multi-billion dollar fund-of-funds manager, DB Climate Change Advisors, the world’s leading research and investment manager for sustainable investing, Infrastruc-

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	29
ture Investment, a European and Australasian private equity infrastructure investor, and North American Energy Investment, which makes private equity investments in energy-related projects throughout North America.
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
PWM continued to expand its offering of alternative investments in 2009, especially with respect to innovative solutions within the private equity and hedge funds asset classes. Going forward, real estate offerings will be broadened. PWM generates foreign exchange products, as well as structured investment products in cooperation with the Markets Business Division.
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
AWM generates revenues from other products, including direct real estate investments included in our alternative investments business, rental revenues and gains and losses earned on real estate deal flows and revenues that are not part of our core business, specifically, the gain on sale of investments.
Distribution Channels and Marketing
AM markets our retail products in Germany and other Continental European countries generally through our established internal distribution channels in PWM and PBC. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third-party distributors. DWS Investments distributes its retail products to U.S. investors primarily through financial representatives at major na-

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	30
tional and regional wirehouses, independent and bank-based broker dealers, and independent financial advisors and registered investment advisors.
Products for institutional clients are distributed through the substantial sales and marketing network within AM and through third-party distribution channels. They are also distributed through our other businesses, notably the Corporate & Investment Bank Group Division.
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
In 2010, we continued our balanced growth in selected European and Asian markets while benefiting from our comprehensive efficiency program to optimize efficiency in our middle and back offices and increase sales efficiency that we implemented in 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	31
In the German core market, we expanded our already strong position by attracting new customers and business volume in a challenging market environment. On November 26, 2010, we announced that we would consolidate Deutsche Postbank Group in December 2010, following the successful conclusion of the voluntary public takeover offer (“PTO”) to the shareholders of Deutsche Postbank AG (“Postbank”). In settling the takeover offer on December 3, 2010 (“closing date”) and together with Postbank shares held before the PTO, we gained a controlling majority by directly holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Taking into account certain financial instruments on Postbank shares held by us prior to the closing date, as of the acquisition date the consolidation is based on a total equity interest in Postbank of 79.40%.
Prior to obtaining control, we directly held a 29.95 % of the shares and voting rights of Postbank. Accordingly, this investment was accounted for using the equity method. In addition, we had subscribed to a mandatory exchangeable bond (“MEB”) issued by Deutsche Post AG. We acquired the MEB in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. According to the acquisition agreement, the MEB will be fully exchanged in 2012 for 60 million Postbank shares, or a 27.42 % stake. The MEB constitutes an equity investment for accounting purposes and in substance gives current access to the economic benefits associated with an ownership interest in the Postbank shares and therefore was included as part of the equity method investment. Along with the MEB, we and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.07 % stake) which are exercisable between February 2012 and February 2013. Under the acquisition agreement, Deutsche Post was contractually prevented from tendering the Postbank shares it holds in the event of a takeover offer for Postbank by us, such as the PTO.
Through the acquisition of a majority shareholding in Postbank, we intend to strengthen and expand our leading market position in our German home market, offering synergy potential and growth opportunities, in particular with regard to the retail business of the Private Clients and Asset Management Group Division. By combining the businesses we aim at increasing the share of retail banking earnings in our results and further strengthening and diversifying the refinancing basis of the Group due to significantly increased volumes of retail customer deposits. We expect that Postbank will continue to exist as a stand-alone stock corporation and to remain visible in the market under its own brand. We expect that the integration of Postbank into the Corporate Division Private & Business Clients will offer a significant potential for revenue and cost synergies.
In 2008 we implemented the cooperation with Postbank. Alongside standardized advisory services and sales initiatives of our investment products through distribution channels of Postbank, this cooperation also extends to IT and joint purchasing.
In our European core markets, we further increased our customer base and continued to steadily acquire new business volume. To cope with the impacts from the financial crisis, we realigned our business strategy, focusing on low risk products and advisory services for affluent customers. The strategic re-focusing yielded benefits in 2010, resulting in a stabilization of our loan portfolios and significantly improved risk levels.
The development of PBC in Asia has also maintained momentum. PBC further invested in its strategic partnership with Hua Xia Bank in China and further increased its shareholding from 17.12 % to 19.99 % by participating a private placement and subscribing for new shares up to a total amount of RMB 5.7 billion (approximately € 649 million). The transaction was signed in May 2010 and is pending approval from the Chinese regulators expected for the end of the first quarter 2011.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	32
Additionally, as part of the strategic partnership, we and Hua Xia Bank have jointly developed and distributed credit cards in China since June 2007. Moreover, PBC has currently three branches in China and fifteen branches in India with the target of continuous expansions of our Indian distribution network. India and China are considered Asian core markets for PBC. While further growing the franchise in India through continuous branch openings, our China strategy focuses on leveraging our stake in Hua Xia Bank. In addition, our 10 % stake in Habubank in Vietnam, including a business cooperation arrangement, further demonstrates PBC’s confidence in the growth potential of Asia.
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
PBC’s deposits and payment services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. We retained our focus on deposit gathering throughout 2010. Supported by successfully launched campaigns we realized record revenues in deposits and payment services and were able to further grow our deposit base.
Other products include primarily activities related to asset and liability management.
Distribution Channels and Marketing
To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries in which PBC is active. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we look to self-service functions and technological advances to supplement our branch network with an array of access channels to PBC’s products and services. These channels consist of the following in-person and remote distribution points:
•
Investment and Finance Centers. Investment and Finance Centers offer our entire range of products and advice. In 2010, several of our Investment and Finance Centers were refurbished according to innovative concepts which illustrate how we see branch banking in the future and which were introduced and tested in our flagship “Branch of the future – Q 110” in Berlin.

•	Financial Agents. In most countries, we market our retail banking products and services through self-employed financial agents.
•
Call Centers. Call centers provide clients with remote services supported by automated systems. Remote services include access to account information, securities brokerage and other basic banking transactions.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	33
•
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

In addition to our branch network and financial agents, we enter into country-specific distribution arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. We also work together with ADAC (Germany’s and Europe’s largest automobile club with more than 15 million members), with whom we have an exclusive sales cooperation agreement in place. Additionally, we set up a valuable partnership with Vodafone in 2009, enabling both parties to benefit from each other’s customer base. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.
Corporate Investments Group Division
The Corporate Investments Group Division manages our global principal investment activities. The principal investment activities include certain credit exposures, certain private equity and venture capital investments, certain private equity fund investments, certain corporate real estate investments, our industrial holdings and certain other non-strategic investments. Historically, its mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested.
We believe that the group division enhances the bank’s portfolio management and risk management capability.
In terms of balance sheet exposure, the largest assets held by Corporate Investments are certain credit exposures entered into as a response to the financial crisis. In the course of 2010 the liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) of € 9.2 billion, in which we participated in December 2009, was fully repaid. The last repayment was made in December 2010, at which point we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, by subscribing to € 6.4 billion of ECB-eligible notes.
In December 2009, the existing liquidity facility for Deutsche Pfandbriefbank AG in which we participated in November 2008 with € 12.0 billion was fully repaid, at which point we participated in a new liquidity facility for Deutsche Pfandbriefbank AG by subscribing to € 9.2 billion of ECB-eligible notes fully guaranteed by SoFFin (Sonderfonds Finanzmarktstabilisierung, established by the German government in the context of the financial crisis).
In November 2010, we accepted the buyback offer for € 433 million of the initial € 2.3 billion liquidity facility for Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) in which we participated in February 2009. This liquidity facility consists of ECB-eligible notes guaranteed by SoFFin.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	34
In December 2010, we transferred our investment in Deutsche Postbank AG to our Private & Business Clients Corporate Division. The initial minority stake was acquired on February 25, 2009. As of that date, we also entered into a mandatorily-exchangeable bond as well as options to increase our stake in the future which were also transferred to our Private & Business Clients Corporate Division in December 2010.
Corporate Investments also holds certain private equity type investments that have been transacted both on behalf of clients and for our own account, directly and through private equity funds, including venture capital opportunities and leveraged buy-out funds.
In addition, Corporate Investments took over management responsibility for certain assets that were transferred from other corporate divisions. In December 2010, The Cosmopolitan of Las Vegas, which was transferred on April 1, 2009 from the corporate division Corporate Banking & Securities to Corporate Investments, started its operations. Assets taken over from the corporate division Asset Wealth Management include Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund, which were both transferred during the first quarter of 2009.
Historically, Corporate Investments held interests in a number of manufacturing and financial services corporations (our “Industrial Holdings”) which have been reduced significantly over the last number of years.
In 2009, we reduced our investment in Daimler AG from 2.7 % to 0.04 % and sold our remaining stake in Linde AG.
In 2008, we reduced our investment in Daimler AG from 4.4 % to 2.7 % and our investment in Linde AG from 5.2 % to 2.4%. We sold our remaining stake in Allianz SE and our investment in Arcor AG & Co. KG.
Infrastructure and Regional Management
The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting the CIB, PCAM and CI businesses.
This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (e.g., global technology, global business services, global logistics services and human resources), CFO functions (e.g., finance, tax, audit, insurance and group strategy & planning), CRO functions (e.g., risk management, treasury, legal and compliance), and CEO functions (e.g., communications & corporate social responsibility and economics).
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	35
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
Competitor Landscape
Following the financial crisis in 2007 and 2008, many banks experienced strong recovery in 2009, driven by a pick-up of investment banking volumes, at significantly higher margins relative to pre-crisis levels. In 2010, however, these extraordinary conditions normalized, with many market participants seeing decreased margins in investment banking. This was positively counterbalanced by the credit cycle recovery, particularly among private clients.
Due to the substantial consolidation and merger activity in recent years, some banks have focused on the integration of the acquisitions made in the crisis and thus, in 2010, there was only limited M&A activity in the sector. In addition, global banks have largely digested the losses incurred by the market disruptions and mark-downs during the financial crisis. As a testament to the regained strength and improved outlook, many financial institutions have either completed or started to repay the direct equity investments made by the respective governments at the peak of the crisis.
The competitive environment in 2010 has also been characterized by the process of shaping the new regulatory environment, which created a high degree of uncertainty for banks. In this context, the adoption of a revised legal framework governing liquidity and capital levels (“Basel III”) has been an encouraging achievement, and the sector is now aiming for consistent implementation. Lastly, the banking sector is still facing persisting investor uncertainty driven by the ongoing uncertainty over the economic outlook, concerns regarding highly indebted peripheral countries in the eurozone as well as concerns regarding currency stability.
In Germany, the retail banking market remains fragmented and our competitive environment remains influenced by the three pillar system of private banks, public banks and cooperative banks. However, following recent and ongoing consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks, competitive intensity has increased. Our takeover of Deutsche Postbank AG as well as the merger of the second and third largest private sector banks have affected the domestic competitive landscape and further increased concentration.
Regulatory Reform
In response to the financial markets crisis, governments, regulatory authorities and others have made and continue to make numerous proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. The wide range of current proposals, of which some have already been enacted, includes, among others:
•
Revising regulatory capital standards to require more capital in some cases, such as on trading book positions, in particular those resulting from securitization transactions, or for institutions that are of particular importance for the smooth functioning of the financial system more generally;

•	Tightening and modifying the definition of capital for regulatory purposes;
•	Introducing a maximum ratio of capital to total assets (leverage ratio);

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	36
•	Enhancing regulatory liquidity requirements;
•	Placing limits and restrictions on compensation practices;
•	Charging special levies and contributions to fund governmental intervention during the current crisis or in the event of future interventions;
•	Expanding the powers of regulators to restructure financial institutions that are in distress;
•	Separating certain businesses such as proprietary trading from deposit taking, in some cases requiring the split-up of institutions;
•	Breaking up financial institutions that are perceived to be too large for regulators to take the risk of their failure;
•	Encouraging banks to formulate “living wills” to prevent systemic impact from collapse; and
•	Reforming market infrastructures.
There are a range of risks which may arise across all of these areas but implementation risk – where there are different approaches taken nationally to the application of globally agreed proposals – has become more acute. Differences in the implementation of regulatory reform could lead to an uneven competitive playing field within the financial services industry as a whole and within the banking sector specifically.
Aside from this implementation risk, reforms will see increased pressure on balance sheet size and profitability, an imperative to improve risk management procedures and disclosure of exposures, as well as the alignment between long-term performance and compensation structures. Capital, risk management and balance sheet utilization will therefore become increasingly important as competitive differentiators. Those banks which are well-capitalized and streamlined will be better-positioned to capture market share and extract sustainable growth opportunities from the changing landscape.
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
Competition in Our Businesses
Corporate & Investment Bank Group Division
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	37
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
Regulation and Supervision
Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. Currently and in reaction to the crisis in the financial markets, the regulatory environment is undergoing significant changes. Most notably, the Basel Committee on Banking Supervision has proposed revised capital adequacy standards that are significantly more stringent than the existing requirements. A set of new rules regarding trading activities, commonly referred to as Basel II.5, will significantly affect capital levels relating to our trading book (correlation trading, securitizations, stressed value-at-risk and incremental risk charge). In addition, more comprehensive changes to the capital adequacy framework, known as Basel III, were published by The Basel Committee on Banking Supervision in December 2010. The implementation of Basel III is expected to impose new requirements in respect of regulatory capital, liquidity/funding and leverage ratios. Further changes continue to be under consideration in the jurisdictions in which we operate. While the extent and nature of these changes cannot be predicted now, they may include a further increase in regulatory oversight and enhanced prudential standards relating to capital, liquidity, employee compensation, limitations on activities, and other aspects of our operations that may have a material effect on our businesses and the services and products that we will be able to offer.
In the following sections, we present a description of the supervision of our business by the authorities in Germany, our home market, the European Economic Area, and in the U.S., which we view as the most significant for us. Beyond these regions, local country regulations generally have limited impact on our operations that are unconnected with these countries.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	38
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
We are in compliance with the German laws that are applicable to our business in all material aspects.
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
The Banking Act and the rules and regulations adopted thereunder implement certain European Union directives relating to banks. These directives reflect recommendations of the Basel Committee on Banking Supervision and address issues such as accounting standards, regulatory capital, risk-based capital adequacy, the monitoring and control of large exposures, consolidated supervision and liquidity. The Basel III framework, which is expected to be implemented through European Union directives and subsequent national legislation, will provide for increased regulatory capital and liquidity requirements.
The German Securities Trading Act
Under the German Securities Trading Act (Wertpapierhandelsgesetz), the BaFin regulates and supervises securities trading in Germany. The Securities Trading Act contains, among other things, disclosure and transparency rules for issuers of securities that are listed on a German exchange, and prohibits insider trading with respect to certain listed securities. The Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives and certain types of investment advice. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the Securities Trading Act.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	39
Capital Adequacy Requirements
The Banking Act and the Solvency Regulation (Solvabilitätsverordnung) issued by the Federal Ministry of Finance thereunder reflect the capital adequacy rules of the Basel II framework of 2004 and require German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) comprise credit risks, market risks and operational risks (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Credit risks and operational risks must be covered with Tier 1 capital (“core capital”) and Tier 2 capital (“supplementary capital”) (together, “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover credit and operational risk) and Tier 3 capital (together with regulatory banking capital, “own funds”). Under certain circumstances, the BaFin may impose capital requirements on individual banks which are more stringent than statutory requirements. For details of our regulatory capital see Note 36 “Regulatory Capital” to the consolidated financial statements.
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
Consolidated Regulation and Supervision
The Banking Act’s provisions on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. A group of institutions generally consists of a domestic bank or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, payment institutions or ancillary services enterprises in which the parent company holds more than 50 % of the voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, investment company, financial enterprise, bank service enterprise or payment institution by a bank and one or more third parties.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	40
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
Investigative, Enforcement and Restructuring Powers
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	41
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
If a bank’s own funds are inadequate, if a bank does not meet the liquidity requirements, or if, based upon the circumstances, the BaFin concludes that a bank will likely not be able to continuously fulfill the statutory capital or liquidity requirements, the BaFin may take a variety of measures in order to improve the capitalization or liquidity of the bank. In particular, the BaFin may prohibit or restrict a bank from distributing profits, taking balance sheet measures in order to offset an annual loss or to generate distributable profits, making payments on instruments that constitute own funds if such payments are not covered by the bank’s annual profit, or extending credit. The BaFin may also order a bank to adopt certain measures to reduce risks if such risks result from particular types of transactions or systems used by the bank. Generally, these enforcement powers also apply to the parent bank of a group of institutions in the event that the own funds of the group are inadequate on a consolidated basis.
If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:
•	issuing instructions relating to the management of the bank;
•	prohibiting the acceptance of deposits and the extension of credit;
•	prohibiting or restricting the bank’s managers from carrying on their functions;
•	prohibiting payments and disposals of assets;
•	closing the bank’s customer services; and
•	prohibiting the bank from accepting any payments other than payments of debts owed to the bank.
In order to ensure compliance with applicable supervisory law, the BaFin may also appoint a special representative and delegate the responsibilities and powers of corporate bodies of a bank to such special representative if certain conditions are met.
If these measures are inadequate, the BaFin may revoke the bank’s license. Only the BaFin may file an application for the initiation of insolvency proceedings against a bank.
Violations of the Banking Act may result in criminal and administrative penalties.
Restructuring Powers
The Restructuring Act (Restrukturierungsgesetz) of December 9, 2010 introduced new powers for the BaFin to effect or facilitate the stabilization, reorganization or restructuring of banks from January 1, 2011 on.
If, based upon the circumstances, it is likely that a bank will not be able to continuously fulfill the statutory capital or liquidity requirements, the bank may submit a stabilization plan to the BaFin. A stabilization plan may in particular provide for the taking up of new loans or other financing that will have priority over the claims of existing creditors if insolvency proceedings are opened within three years following the commencement of the stabilization proceedings. The aggregate amount of such loans may not exceed 10 % of the bank’s own funds. If the BaFin considers the stabilization plan to be sustainable, it applies to the court for the opening of a stabilization

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	42
proceeding. If the statutory requirements are met, the court appoints a stabilization advisor who oversees the implementation of the stabilization plan and has the authority to issue orders to the management of the bank.
If a bank considers a stabilization proceeding to be futile, it may initiate reorganization proceedings, provided that the bank has systemic relevance and is at risk to become insolvent. The bank must then submit a reorganization plan to the BaFin. This reorganization plan may in particular provide for debt-to-equity swaps, contributions in kind, capital increases and reductions, an exclusion of subscription rights and the spin-off of parts of the bank. Upon application by the BaFin, the court must order the opening of reorganization proceedings if the statutory requirements are met. If reorganization proceedings are opened, each class of creditors and the shareholders resolve independently on the adoption of the restructuring plan. Under certain conditions, the reorganization plan may also be implemented without the approval of a class of creditors or the shareholders (i.e., it can be forced upon the shareholders).
The BaFin may also restructure a bank that has systemic relevance and is at risk to become insolvent by transferring assets and liabilities of such bank in whole or in part to another bank in Germany including a so-called bridge bank owned by the Restructuring Fund (Restrukturierungsfonds) managed by the Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung). Such fund is financed by non-tax deductible annual contributions from the banks from September 30, 2011 onwards. The amount of contributions will depend on the business volume, size and interconnectedness in the financial market of the respective banks.
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
Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. They are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Claims of certain entities, such as banks, financial institutions (Finanzinstitute), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not protected. The maximum liability of an investor compensation institution to any one creditor is limited to an amount of € 100,000, and to 90 % of any one creditor’s aggregate claims arising from securities transactions up to an amount of € 20,000.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	43
levied on the other participating banks. Following the increase of the protected amounts of customer claims in 2009 and 2010, our contributions to our investor compensation institution increased.
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
Banks that participate in the Deposit Protection Fund make annual contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to an amount of 50 % of their annual contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose. If one or more German banks are in financial difficulties, we may therefore participate in their restructuring even where we have no business relationship or strategic interest, in order to avoid making special contributions to the Deposit Protection Fund in case of an insolvency of such bank or banks, or we may be required to make such special contributions. Following financial difficulties of various German banks the annual contributions to the Deposit Protection Fund were doubled from 2009 onwards.
Proposed Revision of the EU Directives on Deposit Guarantee and Investor Protection Schemes
On July 12, 2010, the European Commission adopted a legislative proposal for a revision of the European Union directives on deposit guarantee and investor protection schemes. The purpose of the revision is among other things to improve the funding of these schemes, to expand the scope of eligible deposits and to provide for a faster disbursement of funds when the protection scheme is called. The European Commission envisages that most of the proposed measures will become effective by 2012 or 2013. Pursuant to this proposal, deposit protection schemes must have 1.5 % of the total eligible deposits at hand, and investor compensation schemes 0.5 % of the value of funds and financial instruments covered by the investor compensation scheme that are held by, deposited with or managed by investment firms and collective investment schemes. There will be a ten year transition period in this respect. In the event that the directives on deposit guarantee and investor protection schemes are amended as proposed, the costs for deposit guarantee and investor protection schemes (and thus our contributions to these schemes) will increase substantially.
Regulation and Supervision in the European Economic Area
Since 1989 the European Union has enacted a number of directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport”. Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. They also retain responsibility with regard to the provision of securities services within the territory of the host country.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	44
On November 24, 2010, the European Union enacted regulations to further integrate the existing national supervisory authorities into a European System of Financial Supervision. A European Systemic Risk Board (ESRB) was established and the independent advisory committees to the European Commission for banks, insurance companies and securities markets which had existed since 2004 were transformed into new European authorities: the European Banking Authority (EBA), the European Insurance and Occupational Pensions Authority (EIOPA) and the European Securities and Markets Authority (ESMA).
The ESRB is responsible for the macro-prudential oversight of the financial system within the EU. It will in particular collect and analyze all relevant information, identify systemic risks, issue warnings and recommendations for remedial action as appropriate. The secretariat of the ESRB is provided by the European Central Bank. The tasks of EBA and the other new authorities are to further integrate and harmonize the work of the relevant national supervisory authorities and to ensure a consistent application of EU law. To that effect they shall in particular develop technical standards for supervision which will become effective if the European Commission endorses them. They shall also issue guidelines and recommendations for supervisory practices and coordinate the work of national authorities in emergency situations where the orderly functioning or integrity of the financial markets or the stability of the financial system in the EU is jeopardized. In such case, the EBA and the other new authorities may give instructions to national authorities and, in certain circumstances, directly to banks and other financial institutions, to take remedial measures.
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
On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of Dodd-Frank will require further detailed rulemaking over several years by different U.S. regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (Council), and uncertainty remains about the final details, timing and impact of the rules.
Among other things, Dodd-Frank will limit the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the United States unrelated to serving clients, although certain non-U.S. banking organizations, such as Deutsche Bank, will be able to engage in such activities solely outside the United States. Dodd-Frank also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-U.S. banks such as Deutsche Bank, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards.
U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability. Furthermore, Dodd-Frank provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	45
rules regarding the registration of swap dealers and major swap participants, and related capital, margin and business conduct standards for swap dealers and major swap participants. Dodd-Frank also requires broader regulation of hedge funds and private equity funds, as well as credit agencies, and imposes new requirements with respect to asset securitization activities.
Dodd-Frank also establishes a new regime for the orderly liquidation of systemically significant financial companies and authorizes assessments on financial institutions with U.S.$50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation of a systemically significant financial company under the new insolvency regime. In addition, Dodd-Frank requires issuers with listed securities, which may include foreign private issuers like Deutsche Bank, to establish a “clawback” policy to recoup previously awarded compensation in the event of an accounting restatement. Dodd-Frank also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions in the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.
Implementation of Dodd-Frank and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing of these reforms.
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
DBTCA is a New York state-chartered bank whose deposits are insured by the FDIC to the extent permitted by law. DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Banking Department and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Our New York branch is supervised by the Federal Reserve Board and the New York State Banking Department. Our federally chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of our subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which we conduct banking operations, including New Jersey and New Hampshire.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	46
Under U.S. law, our activities and those of our subsidiaries are generally limited to the business of banking, managing or controlling banks, and, so long as we remain a financial holding company under U.S. law, nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, but subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases, including under Dodd-Frank, where a bank holding company such as Deutsche Bank seeks to acquire shares of a company engaged in financial activities in the United States with assets exceeding U.S.$10 billion. As a non-U.S. bank, we are generally authorized under U.S law and regulations to acquire a non-U.S. company engaged in nonfinancial activities provided that the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met.
Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities, is dependent on Deutsche Bank AG and our two insured U.S. depository institutions remaining “well capitalized” and “well managed” (as defined by Federal Reserve Board regulations) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, we and our U.S. depository institutions are required to maintain a Tier 1 risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%.
Pursuant to current Federal Reserve Board policy, Taunus Corporation, as the top-tier U.S. bank holding company subsidiary of Deutsche Bank AG, is not required to comply with capital adequacy guidelines generally made applicable to U.S. banking organizations, as long as Deutsche Bank AG remains a financial holding company that the Federal Reserve Board continues to regard as well capitalized and well managed. Because Taunus Corporation is able to fund its subsidiaries via its parent, it does not maintain stand-alone capital. However, beginning five years after enactment of Dodd-Frank, the Federal Reserve Board will apply minimum capital requirements to all U.S. bank holding companies and companies designated as systemically important nonbank financial companies, including intermediate bank holding company subsidiaries of non-U.S. banks (such as Taunus Corporation). The exact requirements that will apply to Taunus Corporation are currently unknown; however, the Federal Reserve Board is expected to require a minimum Tier 1 risk-based capital ratio and total risk-based capital ratio based on then applicable Basel standards as implemented in the United States. If Deutsche Bank has not reorganized its holdings through Taunus Corporation by the time Taunus becomes subject to the minimum capital requirement, Taunus Corporation would need to reorganize its U.S. activities and/or materially increase its capital. The extent of such reorganization and recapitalization, and the adverse effects that they would have on our financial condition and operations cannot be estimated at this time.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	47
Dodd-Frank will remove, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. In addition, Dodd-Frank will require that the lending limits applicable to our FDIC-insured bank subsidiaries and our New York branch take into account (effective by January 2013 and July 2012, respectively) credit exposure arising from derivative transactions, and that those applicable to our New York branch take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. Also, under the so-called swap “push-out” provisions of Dodd-Frank, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks will be restricted, which may necessitate a restructuring of how we conduct our derivatives activities. In addition, regulations which the Council, or the Consumer Financial Protection Bureau established under Dodd-Frank, may adopt could affect the nature of the activities which a bank (including our FDIC-insured bank subsidiaries and our New York branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.
There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York Branch with our U.S. broker-dealer and certain of our other affiliates. Effective in July 2012, Dodd-Frank subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations.
A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing and compliance with economic sanctions in respect of designated countries or activities. Failure of an institution to have policies and procedures and controls in place to prevent, detect and report money laundering and terrorist financing could in some cases have serious legal, financial and reputational consequences for the institution.
Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York (up to a maximum of U.S.$100 million of assets pledged so long as our New York branch remains “well-rated” by the New York State Superintendent of Banks). Should our New York Branch cease to be “well-rated”, we may need to maintain substantial additional amounts of eligible assets. The Superintendent of Banks may also establish asset maintenance requirements for branches of foreign banks. Currently, no such requirement has been imposed upon our New York branch.
The New York State Banking Law authorizes the Superintendent of Banks to take possession of the business and property of a New York branch of a foreign bank under certain circumstances, generally involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of depositors and other creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Banks for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Banks will turn over the remaining assets, if any, to the foreign bank or its duly appointed liquidator or receiver.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	48
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
DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). As a result of losses incurred by the Deposit Insurance Fund on account of current financial market conditions, the amount of these assessments has been increasing. The FDIC authorized the imposition of special assessments of five basis points on each FDIC-insured institution’s assets minus its Tier 1 capital (subject to a cap of 10 basis points of an institution’s domestic deposits). The first special assessment was collected on September 30, 2009. Instead of imposing additional special assessments, the FDIC issued a regulation that required FDIC-insured institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, with institutions accounting for the prepayment as a prepaid expense (an asset). Dodd-Frank changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions.
The FDIC’s basic amount of deposit insurance is U.S.$250,000. Dodd-Frank provides for unlimited deposit insurance for certain noninterest-bearing transaction accounts through December 31, 2012.
Other
In the United States, our U.S.-registered broker-dealers are regulated by the SEC. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.
In addition, our principal U.S. SEC-registered broker dealer subsidiary, Deutsche Bank Securities Inc., is a member of the New York Stock Exchange and is regulated by the Financial Industry Regulatory Authority (FINRA) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4: Information on the Company	49
Under Dodd-Frank, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The details of these requirements will be established through numerous regulations to be issued by various U.S. regulatory authorities.
Organizational Structure
We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors. We have provided information on the principal subsidiaries of Taunus Corporation and DB Valoren S.á.r.l. to give an idea of their businesses.
We own 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which we own shares representing 52.03 % of the equity and voting rights as of December 31, 2010, and, taking into account certain financial instruments held by us, a total equity interest of 79.45%. These subsidiaries prepare financial statements as of December 31, 2010 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[6]	Luxembourg
DB Equity S.á.r.l.[7]	Luxembourg
Deutsche Postbank AG8	Bonn, Germany

[1]	This company is a holding company for most of our subsidiaries in the United States.

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

[4]
The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and starting 2010 as risk hub for the loan exposure management group, and private banking.

[5]	The company serves private individuals, affluent clients and small business clients with banking products.

[6]	This company is a holding company for our subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.

[7]	The company is the holding company for a part of our stake in Deutsche Postbank AG.

[8]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 4A: Unresolved Staff Comments	50
Property and Equipment
As of December 31, 2010, we operated in 74 countries out of 3,083 branches around the world, of which 68 % were in Germany. We lease a majority of our offices and branches under long-term agreements.
As of December 31, 2010, we had premises and equipment with a total book value of approximately € 5.8 billion. Included in this amount were land and buildings with a carrying value of approximately € 3.3 billion. As of December 31, 2009, we had premises and equipment with a total book value of approximately € 2.8 billion. Included in this amount were land and buildings with a carrying value of approximately € 880 million.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	51
Item 5: Operating and Financial Review and Prospects
Overview
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in “Item 18: Financial Statements” of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-4.
We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”).
Significant Accounting Policies and Critical Accounting Estimates
Our significant accounting policies are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Notes 01 “Significant Accounting Policies” and 02 “Critical Accounting Estimates” to the consolidated financial statements for a discussion on our significant accounting policies and critical accounting estimates.
We have identified the following significant accounting policies that involve critical accounting estimates:
•	Fair value estimates
•	Reclassification of financial assets
•	Impairment of financial assets
•	Impairment of non-financial assets
•	Deferred tax assets
•	Legal and regulatory contingencies and uncertain tax positions
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements
See Note 03 “Recently Adopted and New Accounting Pronouncements” to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	52
Operating Results (2010 vs. 2009)
You should read the following discussion and analysis in conjunction with our consolidated financial statements.
Executive Summary
The Global Economy
Following the marked contraction in 2009, with a decline of almost 1 % in global GDP, the world economy grew again by an estimated 4.75 % in 2010. Three factors played a major role in this development: stimuli from expansive monetary and fiscal policies, investments that had been postponed in 2009 and were subsequently made in 2010, and the building up of inventory. However, momentum has slowed since around autumn 2010 as the effect of these factors tailed off.
While the U.S. economy is estimated to have grown by almost 3 % on average during 2010, the eurozone continued to lag behind in the global economic recovery with real growth of just 1.75%. In some countries of the eurozone, the dampening effects of massive consolidation programs, and structural adjustments, especially in the real estate sector, made themselves felt. In addition, despite financial aid for Greece and Ireland and plans to establish a permanent crisis mechanism, by the end of the year concerns had increased in the financial markets about the long-term solvency of some countries of the eurozone. In line with this, there was a dramatic widening in yield spreads between government bonds from these countries and German government bonds. By contrast, the German economy – supported by strong stimuli stemming from external trade and also from a recovering domestic economy – expanded by 3.6%, the highest growth rate since reunification. The German labor market continued to develop extremely favorably compared with that of other countries.
The emerging market economies grew by an estimated 7.5 % last year, compared with 2.5 % in 2009. Growth in the Asian emerging markets was probably even close to 9.5%. In China, where the pace of growth had slowed only slightly in 2009 to 8.7%, the economy grew by 10.3 % in 2010.
The Banking Industry
Three key issues dominated the global banking sector in the past year – business recovery after the slump during the financial crisis, preparations for the most extensive legal and regulatory reforms in decades, as well as the growing risks associated with high sovereign debt in many industrial countries.
In operating terms, banks made good progress overall, albeit from a low base. In traditional lending business, loan loss provisions reduced significantly, though the absolute burden was still high. At the same time, 2010 saw a stabilization in loan volumes, which had contracted the year before, thanks to a slight rise in demand. This was at least in part attributable to central banks’ continuing expansionary monetary policies.
Capital markets business produced mixed results compared with the very good performance of 2009. The volume of corporate and sovereign bond issues fell slightly over the high prior year figure, though high-yield paper issuance volumes rose. Equity issuance stayed robust, with growth especially strong in initial public offerings. The M&A business gained traction, but remained weak. Overall, investment banking saw a return of market participants who had cut back their activities during the financial crisis. This led to more intense competition and narrower margins.
In asset management, banks benefited from rising valuations in most asset classes and from higher inflows. In transaction business they profited from the economic recovery and a dynamic rebound in world trade, nearly to pre-crisis levels.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	53
Despite this growth, the banking industry continued to be only moderately profitable overall, recording single digit returns on equity for the most part. Almost all major European and U.S. banks reported net profits, while the share of unprofitable, smaller banks decreased significantly.
Alongside operating performance, 2010 was shaped primarily by far-reaching regulatory measures planned by legislators and supervisory authorities. The Basel III reform of capital requirements will probably prove to be the most significant change in the long term. The final details have been largely agreed so that the new standards are now set to be implemented in nearly all of the world’s major financial markets. It is still uncertain, though, whether implementation of the rules will actually be harmonized throughout each country and what concrete effects the new framework will have on banks’ business.
Together with the forthcoming regulatory changes, the banking environment in 2010 was also greatly impacted by the European sovereign debt crisis and fears of a weak recovery or even a relapse of some major economies into recession. While the robust recovery of the global economy over the last few months has brightened the prospects for banks’ business, the public debt problems encountered especially by several euro-area countries, and their lack of competitiveness, continued to weigh on market sentiment. These concerns spilled over into the banking sector at times – causing the funding markets for financial institutions in severely affected countries to dry up, and attracting criticism of the extensive cross-border activities of particular European banks as well as generally giving rise to significant financial market volatility.
Deutsche Bank
In this environment, we generated a net income of € 2.3 billion in 2010, compared to € 5.0 billion in 2009, a solid result considering the impact of several significant factors. These factors include, firstly, certain valuation- and integration-related charges from the acquisitions of the commercial banking activities from ABN AMRO in the Netherlands, of Sal. Oppenheim/BHF-BANK and of Postbank, the latter including a charge of € 2.3 billion in the third quarter 2010. Secondly, during the year we invested in the integration of our CIB businesses, in our IT platform and in other business growth initiatives. Thirdly, deferred compensation expenses were significantly higher in 2010 reflecting changes in compensation structures implemented in 2009. Additionally, the aforementioned acquisitions increased our revenue and expenses run rates, as well as our balance sheet, risk weighted assets and invested assets. Moreover, a shift in foreign exchange rates, in particular between the U.S. dollar and the euro, contributed to an increase in our reported euro revenues and expenses, with an overall positive impact on net income.
Net revenues of € 28.6 billion in 2010 were among the highest ever generated by us and increased by € 615 million from € 28.0 billion in 2009. CIB’s net revenues increased from € 18.8 billion in 2009 to € 20.9 billion in 2010. Overall Sales & Trading net revenues for 2010 were € 12.8 billion, compared with € 12.2 billion in 2009. This primarily reflects lower mark-downs from legacy positions, lower trading losses in Equity Derivatives as well as increased client activity across flow products and structured solutions in Credit Trading. This was partly offset by the normalization of bid-offer spreads and subdued client activity in Money Markets and Rates. Origination and Advisory revenues increased to € 2.5 billion in 2010 (2009: € 2.2 billion). PCAM’s net revenues were € 10.0 billion in 2010, an increase of € 1.8 billion compared to 2009. This development was mainly attributable to the first-time consolidation of Postbank as well as the acquisition of Sal. Oppenheim/BHF-BANK. In addition, higher deposits revenues in PBC were driven by improved margins. In AWM, the non-recurrence of impairment charges recognized in 2009 related to RREEF investments, as well as higher fee income in a more favorable market environment, also contributed to the increase. In CI, net revenues in the full year 2010 were negative € 2.0 billion, versus positive € 1.0 billion in 2009. Revenues in both years were materially impacted by our investment in Postbank, including the aforementioned charge in the third quarter 2010 and several positive effects in 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	54
In 2010, provision for credit losses was € 1.3 billion, versus € 2.6 billion in 2009, primarily driven by significantly decreased provisions for assets reclassified in accordance with IAS 39.
Our noninterest expenses were € 23.3 billion in 2010, versus € 20.1 billion in 2009. Half of the increase was attributable to the aforementioned acquisitions in 2010. In addition, compensation expenses in 2010 reflected higher amortization expenses for deferred compensation following the aforementioned change in compensation structures, including the impact of accelerated amortization for employees eligible for career retirement. The remainder of the increase was due to the aforementioned investments in the integration of our CIB businesses, in our IT platform and in other business growth initiatives.
We recorded income before income taxes of € 4.0 billion in 2010, including the aforementioned € 2.3 billion charge taken in the third quarter 2010 related to the Postbank acquisition, compared with € 5.2 billion for 2009. Our pre-tax return on average active equity was 9.6 % in 2010, versus 15.1 % in 2009. Our pre-tax return on average shareholders’ equity was 9.5 % in 2010 and 15.3 % in 2009. Diluted earnings per share were € 2.92 in 2010 and € 6.94 in 2009.
The aforementioned shifts in currencies led to an increase in our assets, liabilities and invested assets compared to December 31, 2009. After the successfully completed capital increase, our Tier 1 capital ratio was 12.3 % and our Core Tier 1 capital ratio was 8.7 % as of December 31, 2010. Risk-weighted assets at year-end 2010 were € 346 billion, versus € 273 billion at year-end 2009, largely as a result of € 60 billion attributable to the first-time consolidation of Postbank.
Trends and Uncertainties
The development of our results in 2010 was significantly impacted by the aforementioned acquisitions, which will continue to impact our revenues and expenses going forward.
The development of revenues in CB&S showed a mixed trend in 2010. While certain flow businesses (such as Money Markets, Rates and Cash Equities) suffered from more normalized margins and subdued client activity, others (like Foreign Exchange and Flow Credit Trading) held up on the back of higher volumes and improved market share. Structured products benefited from lower mark-downs on legacy positions and lower trading losses. During 2010 we exited our designated equity proprietary business, following the closure of our designated proprietary credit trading business in 2009. Within Origination & Advisory we improved rank and market share in key markets. Changes in the regulatory landscape, in investor sentiment as well as in the competitive and macroeconomic environment would be likely to impact revenues in CB&S.
Revenues in GTB benefited from the aforementioned acquisition in the Netherlands (including a one-time recognition of negative goodwill in 2010) and from a shift towards fee income which partly offset the adverse impact from the continued low interest rate environment. Interest rate levels, international trade volumes, cross-border payments, corporate action as well as global growth are likely to impact the revenue development in GTB.
The further integration of the CIB businesses is expected to yield revenue and cost synergies.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	55
In PCAM, revenues reflected the aforementioned acquisitions of Sal. Oppenheim/BHF-BANK in the first quarter 2010 and of Postbank in December 2010. Additionally, PCAM’s investment management businesses recorded higher commissions and performance fees reflecting improved market conditions and client activity, with client demand shifting to less complex and lower margin products. Revenues are likely to continue to be impacted by changes in market conditions and investor sentiment. Loan and deposit revenues in PCAM will continue to be impacted by volume and margin developments. In Asia, the contribution of Hua Xia Bank is likely to impact revenues in PBC.
The integration of Sal. Oppenheim was concluded in 2010 and the sale of BHF-BANK is expected to be finalized in 2011. The integration of Postbank will continue in 2011 and is expected to yield revenue and cost synergies.
In CI, revenues will not continue to be impacted by the share price and the results of Postbank. In December, The Cosmopolitan of Las Vegas commenced its operations and will continue to be reported in CI, together with other investments.
The decrease in provision for credit losses in 2010 compared to 2009 resulted primarily from assets reclassified in accordance with IAS 39 in CB&S. The impact of the aforementioned acquisitions increased provision for credit losses. In PBC, provisions (excluding Postbank) decreased due to measures taken on portfolio and country level. A sharp drop in economic growth would be likely to increase provisions.
Compensation and benefits increased in 2010 compared to 2009 from the aforementioned acquisitions and due to higher amortization expenses for deferred compensation. The development of compensation expenses will continue to depend significantly on the operating performance of our businesses, the governance of bank executive compensation and future amortization of deferred compensation.
Severance charges in 2010 remained on prior year levels as a consequence of continued measures to reduce complexity in our operations and to standardize processes as well as the initiated integration of our CIB businesses. Similar measures, including integration-related initiatives, are expected to continue in 2011.
The increase in general and administrative expenses in 2010 primarily reflected the aforementioned acquisitions, including integration-related expenses. In addition, the increase included higher investment spend in IT and business growth (including operating costs related to our consolidated investments), partly offset by the non-recurrence of significant specific items recorded in 2009. While the acquisitions will continue to increase our expenses, the impact of savings from integration, complexity reduction and standardization measures should decrease them. The implementation of bank levies is expected to impact our expenses.
The actual effective tax rate of 41.4 % in 2010 was predominantly impacted by the Postbank related charge of € 2.3 billion, which did not have a corresponding tax benefit. The future actual effective tax rate could continue to be influenced by the potential occurrence of specific factors.
Foreign exchange rate fluctuations are likely to continue to impact our reported euro revenues and expenses.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	56
Financial Results
The following table presents our condensed consolidated statement of income for 2010, 2009 and 2008.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %
Net interest income	15,583	12,459	12,453	3,124	25	6	0
Provision for credit losses	1,274	2,630	1,076	(1,356)	(52)	1,554	144

Net interest income after provision for credit losses	14,309	9,829	11,377	4,480	46	(1,548)	(14)

Commissions and fee income	10,669	8,911	9,741	1,758	20	(830)	(9)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)	(3,755)	(53)	17,101	N/M
Net gains (losses) on financial assets available for sale	201	(403)	666	604	N/M	(1,069)	N/M
Net income (loss) from equity method investments	(2,004)	59	46	(2,063)	N/M	13	28
Other income (loss)	764	(183)	699	947	N/M	(882)	N/M

Total noninterest income	12,984	15,493	1,160	(2,509)	(16)	14,333	N/M

Total net revenues	27,293	25,322	12,537	1,971	8	12,785	102

Compensation and benefits	12,671	11,310	9,606	1,361	12	1,704	18
General and administrative expenses	10,133	8,402	8,339	1,731	21	63	1
Policyholder benefits and claims	485	542	(252)	(57)	(11)	794	N/M
Impairment of intangible assets	29	(134)	585	163	N/M	(719)	N/M
Restructuring activities	–	–	–	–	N/M	–	N/M

Total noninterest expenses	23,318	20,120	18,278	3,198	16	1,842	10

Income (loss) before income taxes	3,975	5,202	(5,741)	(1,227)	(24)	10,943	N/M

Income tax expense (benefit)	1,645	244	(1,845)	1,401	N/M	2,089	N/M

Net income (loss)	2,330	4,958	(3,896)	(2,628)	(53)	8,854	N/M

Net income (loss) attributable to noncontrolling interests	20	(15)	(61)	35	N/M	46	(75)
Net income (loss) attributable to Deutsche Bank shareholders	2,310	4,973	(3,835)	(2,663)	(54)	8,808	N/M

N/M – Not meaningful
Net Interest Income
The following table sets forth data related to our Net interest income.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %

Total interest and similar income	28,779	26,953	54,549	1,826	7	(27,596)	(51)
Total interest expenses	13,196	14,494	42,096	(1,298)	(9)	(27,602)	(66)

Net interest income	15,583	12,459	12,453	3,124	25	6	0

Average interest-earning assets[1]	993,780	879,601	1,216,666	114,179	13	(337,065)	(28)
Average interest-bearing liabilities[1]	933,537	853,383	1,179,631	80,154	9	(326,248)	(28)
Gross interest yield[2]	2.90%	3.06%	4.48%	(0.16) ppt	(5)	(1.42) ppt	(32)
Gross interest rate paid[3]	1.41%	1.70%	3.57%	(0.29) ppt	(17)	(1.87) ppt	(52)
Net interest spread[4]	1.48%	1.37%	0.91%	0.11 ppt	8	0.46 ppt	51
Net interest margin[5]	1.57%	1.42%	1.02%	0.15 ppt	11	0.40 ppt	39

ppt – Percentage points

1	Average balances for each year are calculated in general based upon month-end balances.

2	Gross interest yield is the average interest rate earned on our average interest-earning assets.

3	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.

4	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

5	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	57
Net interest income in 2010 was €15.6 billion, an increase of € 3.1 billion, or 25%, versus 2009. The improvement was primarily driven by a decrease in interest expenses, mainly due to a shift in liabilities from higher yields, originated in prior years, to current market rates and due to higher market rates at the beginning of 2009. In addition, interest income improved due to an increase in average interest-earning assets by € 114 billion, mainly in Corporate Banking & Securities, which exceeded the increase in average interest-bearing liabilities. These developments resulted in a widening of our net interest spread by 11 basis points and of our net interest margin by 15 basis points.
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
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %
CIB – Sales & Trading (equity)	451	1,125	(1,513)	(674)	(60)	2,638	N/M
CIB – Sales & Trading (debt and other products)	2,912	4,130	(6,490)	(1,218)	(29)	10,620	N/M
Other	(9)	1,854	(1,989)	(1,863)	N/M	3,843	N/M

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,354	7,109	(9,992)	(3,755)	(53)	17,101	N/M

N/M – Not meaningful
Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 3.8 billion, particularly offset by increases in net interest income. In Sales & Trading (debt and other products), Net gains on financial assets/liabilities at fair value through profit or loss were € 2.9 billion in 2010, compared to € 4.1 billion in 2009. This decrease was mainly driven by Money Markets, Rates and Emerging Markets due to less favorable market conditions compared to 2009. Partly offsetting were lower mark-downs from legacy positions in Credit Trading. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 451 million in 2010, compared to € 1.1 billion in 2009. This decline was mainly driven by Cash Trading, as client activity decreased, partly offset by lower trading losses in Equity derivatives. In other products, net gains on financial assets/liabilities at fair value through profit or loss in 2010 were negative € 9 million, compared to positive € 1.9 billion in 2009. The decrease reflects higher gains related to our stake in Postbank recognized in CI in 2009, gains from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, recorded in C&A in 2009, and mark-to-market losses on new loans and loan commitments held at fair value from Loan Products in CIB.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	58
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
In order to provide a more business-focused discussion, the following table presents net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate & Investment Bank.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %
Net interest income	15,583	12,459	12,453	3,124	25	6	0

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,354	7,109	(9,992)	(3,755)	(53)	17,101	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461	(631)	(3)	17,107	N/M

Breakdown by Group Division/CIB product:[1]
Sales & Trading (equity)	2,266	2,047	(1,895)	218	11	3,942	N/M
Sales & Trading (debt and other products)	9,204	9,725	409	(521)	(5)	9,315	N/M

Total Sales & Trading	11,469	11,772	(1,486)	(302)	(3)	13,258	N/M

Loan products[2]	778	777	922	1	0	(145)	(16)
Transaction services	1,497	1,180	1,368	317	27	(188)	(14)
Remaining products[3]	336	240	(1,821)	97	40	2,061	N/M

Total Corporate & Investment Bank	14,081	13,969	(1,017)	112	1	14,986	N/M

Private Clients and Asset Management	4,708	4,157	3,861	550	13	297	8
Corporate Investments	(184)	793	(172)	(977)	N/M	965	N/M
Consolidation & Adjustments	331	649	(211)	(317)	(49)	859	N/M

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461	(631)	(3)	17,107	N/M

N/M – Not meaningful

[1]
This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

[2]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

[3]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
Corporate & Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were €11.5 billion in 2010, compared to €11.8 billion in 2009. The main driver for the decrease were lower revenues in Money Markets and Rates mainly due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. In addition, net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were down in Emerging Markets, due to less favorable market conditions compared to 2009. Partly offsetting these decreases were lower mark-downs from legacy positions and lower trading losses in Equity Derivatives in 2010 compared to 2009. Loan products were virtually unchanged, while in Transaction services, combined net interest

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	59
income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 317 million. This increase was attributable to growth across all businesses in Global Transaction Banking (including the aforementioned acquisition). Remaining products increased by € 97 million, mainly in Origination & Advisory.
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.7 billion in 2010, an increase of € 550 million, or 13%, compared to 2009. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Credit products as well as from Deposits and Payment services.
Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 184 million in 2010, compared to positive € 793 million in 2009. The development primarily reflects the non-recurrence of gains recorded in 2009 related to our minority stake in Postbank.
Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were € 331 million in 2010, compared to € 649 million in 2009. The main reason for the decrease were gains recorded in 2009 from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, and higher net interest income on non-divisionalized assets and liabilities, including taxes.
Provision for Credit Losses
Provision for credit losses was € 1.3 billion in 2010, versus € 2.6 billion in 2009. The provision in CIB was € 488 million, versus € 1.8 billion in the prior year, primarily reflecting a significant decrease in the provision for assets reclassified in accordance with IAS 39. The provision in PCAM was € 789 million, including € 56 million from Postbank. Excluding Postbank, the provision was € 733 million, versus € 806 million in the prior year. The development was influenced by measures taken on portfolio and country level. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.
For further information on the provision for loan losses see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Risk – Movements in the Allowance for Loan Losses”.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	60
Remaining Noninterest Income
The following table sets forth information on our Remaining noninterest income.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %
Commissions and fee income[1]	10,669	8,911	9,741	1,758	20	(830)	(9)
Net gains (losses) on financial assets available for sale	201	(403)	666	604	N/M	(1,069)	N/M
Net income (loss) from equity method investments	(2,004)	59	46	(2,063)	N/M	13	28
Other income (loss)	764	(183)	699	947	N/M	(882)	N/M

Total remaining noninterest income	9,630	8,384	11,152	1,246	15	(2,768)	(25)

N/M – Not meaningful

[1]	includes:

	2010	2009	2008	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:
Commissions for administration	491	392	384	99	25	8	2
Commissions for assets under management	2,833	2,319	2,815	514	22	(496)	(18)
Commissions for other securities business	205	214	215	(9)	(4)	(1)	(0)

Total	3,529	2,925	3,414	604	21	(489)	(14)

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	2,148	1,767	1,341	381	22	426	32
Brokerage fees	1,725	1,682	2,449	43	3	(767)	(31)

Total	3,873	3,449	3,790	424	12	(341)	(9)

Fees for other customer services	3,267	2,537	2,537	730	29	0	0

Total commissions and fee income	10,669	8,911	9,741	1,758	20	(830)	(9)

N/M – Not meaningful
Commissions and fee income. Total commissions and fee income was € 10.7 billion in 2010, an increase of € 1.8 billion, or 20%, compared to 2009. Commissions and fees from fiduciary activities increased € 604 million compared to the prior year, driven by higher asset based fees and performance fees in AM. Underwriting and advisory fees improved by € 381 million, or 22%, mainly from a number of large initial public offerings (IPOs). Brokerage fees increased by € 43 million, or 3%, primarily driven by the first-time consolidation of Sal. Oppenheim/BHF-BANK as well as a stronger performance in PBC compared to the prior year. This positive development is partly offset by a decrease in CB&S. Fees for other customer services were up by € 730 million, or 29%, from increased business activity.
Net gains (losses) on financial assets available for sale. Net gains on financial assets available for sale were € 201 million in 2010, versus net losses of € 403 million in 2009. The gains in 2010 mainly resulted from the sale of Axel Springer AG shares in CB&S, which had been pledged as loan collateral, and from the disposal of an available for sale security position in PBC. The losses in 2009 were primarily attributable to impairment charges related to investments in CB&S and to AM’s real estate business.
Net income (loss) from equity method investments. Net loss from equity method investments was € 2.0 billion in 2010 versus a net gain of € 59 million in 2009. The net loss in 2010 included a charge of € 2.3 billion, partly offset by a positive equity pick-up, both related to our investment in Postbank. In 2009, the net income from equity method investments included gains from our investment in Postbank, partly offset by impairment charges on certain equity method investments in our commercial real estate business in CB&S.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	61
Other income (loss). Total Other income (loss) was a gain of € 764 million in 2010 versus a loss of € 183 million in 2009. The development was mainly driven by significantly reduced impairments on The Cosmopolitan of Las Vegas, higher results from derivatives qualifying for hedge accounting and a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands.
Noninterest Expenses
The following table sets forth information on our noninterest expenses.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %	in € m.	in %
Compensation and benefits	12,671	11,310	9,606	1,361	12	1,704	18
General and administrative expenses[1]	10,133	8,402	8,339	1,731	21	63	1
Policyholder benefits and claims	485	542	(252)	(57)	(11)	794	N/M
Impairment of intangible assets	29	(134)	585	163	N/M	(719)	N/M
Restructuring activities	–	–	–	–	N/M	–	N/M

Total noninterest expenses	23,318	20,120	18,278	3,198	16	1,842	10

N/M – Not meaningful

[1]	includes:

	2010	2009	2008	in € m.	in %	in € m.	in %
IT costs	2,274	1,759	1,818	515	29	(59)	(3)
Occupancy, furniture and equipment expenses	1,665	1,457	1,434	208	14	23	2
Professional service fees	1,616	1,088	1,164	528	49	(76)	(7)
Communication and data services	785	672	698	113	17	(26)	(4)
Travel and representation expenses	558	408	504	150	37	(96)	(19)
Payment, clearing and custodian services	418	406	415	12	3	(9)	(2)
Marketing expenses	341	278	373	63	23	(95)	(25)
Other expenses	2,476	2,334	1,933	142	6	401	21

Total general and administrative expenses	10,133	8,402	8,339	1,731	21	63	1

Compensation and benefits. In the full year 2010, compensation and benefits were up by € 1.4 billion, or 12%, compared to 2009. The increase included € 660 million related to the acquisitions in 2010. In addition, the increase reflected higher amortization expenses for deferred compensation consequent to changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation, including the impact of accelerated amortization for employees eligible for career retirement.
General and administrative expenses. General and administrative expenses increased by € 1.7 billion versus 2009, reflecting € 1.0 billion from the acquisitions in 2010 including higher professional service fees. The remainder of the increase was due to the impact of foreign exchange movements as well as to higher investment spend in our IT platform and in business growth in 2010. The increase also included higher operating costs related to our consolidated investments, particularly The Cosmopolitan of Las Vegas property, which commenced operations in December 2010. General and administrative expenses in 2009 included € 316 million from a legal settlement with Huntsman Corp. and € 200 million related to our offer to repurchase certain products from private investors.
Policyholder benefits and claims. Policyholder benefits and claims in 2010 were € 485 million, a decrease of € 57 million compared to the prior year, resulting primarily from our Abbey Life business. These insurance-related charges are offset by related net gains on financial assets/liabilities at fair value through profit or loss.
Impairment of intangible assets. In 2010, an impairment charge of € 29 million on intangible assets relating to the client portfolio of an acquired domestic custody services business was recorded in GTB. In 2009, a rever-

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	62
sal of an impairment charge on intangible assets of €291 million was recorded in AM, related to DWS Investments in the U.S. (formerly DWS Scudder). This positive effect was partly offset by goodwill impairment charges of €151 million, which were related to a consolidated RREEF infrastructure investment.
Income Tax Expense
The income tax expense of €1.6 billion recorded for 2010 was impacted by the Postbank related charge of €2.3 billion, which did not have a corresponding tax benefit. This was partly offset by improved U.S. income tax positions and a favorable geographic mix of income. By contrast, income tax expense in 2009 of €244 million benefited from the recognition of previously unrecognized deferred tax assets in the U.S and favorable outcomes of tax audit settlements. The effective tax rates were 41.4 % in 2010 and 4.7 % in 2009.
Results of Operations by Segment (2010 vs. 2009)
The following is a discussion of the results of our business segments. See Note 05 “Business Segments and Related Information” to the consolidated financial statements for information regarding
•	our organizational structure;
•	effects of significant acquisitions and divestitures on segmental results;
•	changes in the format of our segment disclosure;
•	the framework of our management reporting systems;
•	consolidating and other adjustments to the total results of operations of our business segments, and
•	definitions of non-GAAP financial measures that are used with respect to each segment.
The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2010. Segment results were prepared in accordance with our management reporting systems.

			Private
2010	Corporate &		Clients and		Total	Consoli-
in € m.	Investment		Asset	Corporate	Management	dation &	Total
(unless stated otherwise)	Bank		Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	20,929	[1]	10,043	(2,020)[2]	28,953	(386)	28,567

Provision for credit losses	488		789	(4)	1,273	0	1,274

Total noninterest expenses	14,422		8,258	637	23,318	1	23,318

therein:
Policyholder benefits and claims	486		(0)	–	485	–	485
Impairment of intangible assets	29		–	–	29	–	29
Restructuring activities	–		–	–	–	–	–

Noncontrolling interests	20		6	(2)	24	(24)	–

Income (loss) before income taxes	5,999		989	(2,649)	4,339	(363)	3,975

Cost/income ratio	69%		82%	N/M	81%	N/M	82%
Assets[3]	1,519,983		412,477	17,766	1,894,282	11,348	1,905,630
Average active equity[4]	18,644		10,635	4,168	33,446	7,907	41,353
Pre-tax return on average active equity[5]	32%		9%	(64)%	13%	N/M	10%

N/M – Not meaningful

[1]
Includes a gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of €208 million as reported in the second quarter 2010 which is excluded from the Group’s target definition.

[2]	Includes a charge related to the investment in Deutsche Postbank AG of €2,338 million, which is excluded from the Group’s target definition.

[3]
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

[4]
For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets; remaining average active equity is allocated to divisions in proportion to the economic capital calculated for them.

[5]
For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 10%.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	63

	Corporate	Private
2009	&	Clients and		Total	Consoli-
in € m.	Investment	Asset	Corporate	Management	dation &	Total
(unless stated otherwise)	Bank	Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	18,807	8,261	1,044	28,112	(159)	27,952
Provision for credit losses	1,816	806	8	2,630	(0)	2,630

Total noninterest expenses	12,679	6,803	581	20,063	57	20,120

therein:
Policyholder benefits and claims	541	–	–	541	2	542
Impairment of intangible assets	5	(291)	151	(134)	–	(134)
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	(2)	(7)	(1)	(10)	10	–

Income (loss) before income taxes	4,314	658	456	5,428	(226)	5,202	[1]

Cost/income ratio	67%	82%	56%	71%	N/M	72%
Assets[2]	1,343,824	174,739	28,456	1,491,108	9,556	1,500,664
Average active equity[3]	19,041	8,408	4,323	31,772	2,840	34,613
Pre-tax return on average active equity[4]	23%	8%	11%	17%	N/M	15%

N/M – Not meaningful

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

4
For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 15%.

	Corporate	Private
2008	&	Clients and		Total	Consoli-
in € m.	Investment	Asset	Corporate	Management	dation &	Total
(unless stated otherwise)	Bank	Management	Investments	Reporting	Adjustments	Consolidated
Net revenues	3,211	9,031	1,290	13,532	82	13,613
Provision for credit losses	408	668	(1)	1,075	1	1,076

Total noninterest expenses	10,214	7,971	95	18,279	(0)	18,278

therein:
Policyholder benefits and claims	(273)	18	–	(256)	4	(252)
Impairment of intangible assets	5	580	–	585	–	585
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	(48)	(20)	2	(66)	66	–

Income (loss) before income taxes	(7,362)	411	1,194	(5,756)	15	(5,741)[1]

Cost/income ratio	N/M	88%	7%	135%	N/M	134%
Assets[2]	2,047,181	188,785	18,297	2,189,313	13,110	2,202,423
Average active equity[3]	20,262	8,315	403	28,979	3,100	32,079
Pre-tax return on average active equity[4]	(36)%	5%	N/M	(20)%	N/M	(18)%

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

4
For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is (17) %.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	64
Group Divisions
Corporate & Investment Bank Group Division
The following table sets forth the results of our Corporate & Investment Bank Group Division (CIB) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Sales & Trading (equity)	3,108	2,650	(736)
Sales & Trading (debt and other products)	9,740	9,557	323
Origination (equity)	706	663	334
Origination (debt)	1,199	1,127	(717)
Advisory	573	402	589
Loan products	1,736	1,949	1,296
Transaction services	3,223	2,609	2,784
Other products	644	(151)	(661)

Total net revenues	20,929	18,807	3,211

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	14,081	13,969	(1,017)
Provision for credit losses	488	1,816	408

Total noninterest expenses	14,422	12,679	10,214

therein:
Policyholder benefits and claims	486	541	(273)
Impairment of intangible assets	29	5	5
Restructuring activities	–	–	–

Noncontrolling interests	20	(2)	(48)

Income (loss) before income taxes	5,999	4,314	(7,362)

Cost/income ratio	69%	67%	N/M
Assets	1,519,983	1,343,824	2,047,181
Average active equity[1]	18,644	19,041	20,262
Pre-tax return on average active equity	32%	23%	(36)%

N/M – Not meaningful

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate & Investment Bank Group Division.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	65
Corporate Banking & Securities Corporate Division
The following table sets forth the results of our Corporate Banking & Securities Corporate Division (CB&S) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Sales & Trading (equity)	3,108	2,650	(736)
Sales & Trading (debt and other products)	9,740	9,557	323
Origination (equity)	706	663	334
Origination (debt)	1,199	1,127	(717)
Advisory	573	402	589
Loan products	1,736	1,949	1,296
Other products	428	(151)	(661)

Total net revenues	17,490	16,197	428

Provision for credit losses	348	1,789	402

Total noninterest expenses	12,028	10,891	8,568

therein:
Policyholder benefits and claims	486	541	(273)
Impairment of intangible assets	–	5	5
Restructuring activities	–	–	–

Noncontrolling interests	20	(2)	(48)

Income (loss) before income taxes	5,094	3,520	(8,494)

Cost/income ratio	69%	67%	N/M
Assets	1,468,863	1,308,222	2,012,002
Average active equity[1]	17,096	17,881	19,181
Pre-tax return on average active equity	30%	20%	(44)%

N/M – Not meaningful

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2010 and 2009
Sales & Trading (debt and other products) net revenues were € 9.7 billion, an increase of 2 % compared to € 9.6 billion in 2009. Net revenues in the prior year included net mark-downs of € 1.0 billion, mainly related to provisions against monoline insurers and charges related to Ocala Funding LLC of approximately € 350 million compared to Ocala-related charges of approximately € 360 million and immaterial net mark-downs in the current year. Revenues in Money Markets and Rates were materially lower due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. Revenues in Credit Trading were significantly higher driven by lower mark-downs from legacy positions and increased client activity across flow and structured solutions. Revenues in the Foreign Exchange business were stable reflecting strong market share (source: Euromoney) and higher volumes, offsetting decreases in bid-offer spreads in a more normalized environment. Commodities revenues were higher than the prior year, despite a more challenging environment. Emerging Markets revenues were lower reflecting less favorable market conditions compared to 2009.
Sales & Trading (equity) net revenues were € 3.1 billion, an increase of € 458 million, or 17%, compared to € 2.7 billion in 2009. Equity Trading revenues were slightly down compared to the prior year, as decreased activity during the summer was partly offset by a pick-up towards the end of the year. Revenues from Equity Derivatives were significantly higher, reflecting the recalibration of the business and the non-recurrence of the trading losses that occurred in the first quarter 2009. In Prime Finance, revenues were slightly higher due to increased client balances, improved competitive positioning (source: Global Custodian) and the launch of new products and services. Revenues from dedicated Equity Proprietary Trading were not material and the business was exited during the third quarter of 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	66
Origination and Advisory revenues were € 2.5 billion in 2010, an increase of € 286 million, or 13%, compared to 2009. During 2010, we achieved and maintained our target of a top five ranking and were ranked number five globally in 2010 compared to number seven in 2009. Globally, we had top five ranks across all origination and advisory products. In Advisory, revenues were € 573 million, up 43 % from 2009. The M&A business was ranked number one in EMEA, number six in the Americas and number five globally, a substantial improvement over the prior year. Debt Origination revenues of € 1.2 billion increased by 6 % from the prior year. We were ranked fourth in Investment Grade and in High Yield, and number five in Leveraged Loans. In Equity Origination, revenues of € 706 million increased by 6 % from prior year, despite lower deal activity compared to the prior year period. However, we were ranked number one in EMEA and number five in the U.S. Globally, we were ranked number five, up from number nine in 2009. (Source for all rankings and market shares: Dealogic)
Loan products revenues were € 1.7 billion, a decrease of € 213 million, or 11%, from 2009. The decrease is primarily due to mark-to-market losses on new loans and loan commitments held at fair value.
Net revenues from other products were € 428 million, an increase of € 579 million from 2009, which included an impairment charge of € 500 million related to The Cosmopolitan of Las Vegas property and losses on private equity investments in the first quarter 2009.
In provision for credit losses, CB&S recorded a net charge of € 348 million, compared to a net charge of € 1.8 billion in 2009. The decrease compared to the prior year was mainly attributable to lower provision for credit losses related to assets which had been reclassified in accordance with IAS 39.
Noninterest expenses were € 12.0 billion, an increase of € 1.1 billion, or 10%, compared to 2009, which benefitted from changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation. Compensation expenses in 2010 reflected higher amortization expenses for deferred compensation as a consequence of the aforementioned change in compensation structures including the impact of accelerated amortization for employees eligible for career retirement. This increase was also driven by business growth, costs for strategic initiatives and complexity reduction efforts as well as the impact of foreign exchange rate movements. Partially offsetting this increase was the non-recurrence of prior year charges including € 316 million from a legal settlement with Huntsman Corp. as well as € 200 million related to an offer to repurchase certain products from private investors.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	67
The tables below show the incremental impact of the reclassification for CB&S. The tables show that the reclassifications resulted in a € 753 million incremental loss to the income statement and a € 325 million incremental loss to other comprehensive income for 2010. For the full year 2009, the reclassifications resulted in a € 273 million incremental loss to the income statement and a € 1.2 billion incremental loss to other comprehensive income. The consequential effect on credit market risk disclosures is provided in “Update on Key Credit Market Exposures”.

			Year ended Dec 31, 2010
			Impact on	Impact on other
	Dec 31, 2010		income before	comprehensive
	Carrying value	Fair value	income taxes	income
2010 impact of the reclassification	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	16.6	14.7	(582)	–
Financial assets available for sale reclassified to loans	8.7	7.8	2	(325)
Origination and Advisory
Trading assets reclassified to loans[1]	1.4	1.2	(173)	–
Loan products
Financial assets available for sale reclassified to loans	–	–	–	–

Total	26.7	23.7	(753)[2]	(325)

1
The significant decrease in carrying value and fair value of reclassified assets in Origination and Advisory since December 2009 is mainly due to the restructuring of loans to Actavis Group hF in 2010 with a carrying amount of € 4.2 billion. There was no gain or loss recognized as a result of the restructuring. The restructuring is detailed further in Note 17 “Equity Method Investments”.

2	In addition to the impact in CB&S, income before income taxes decreased by € 3 million in PBC.

			Year ended Dec 31, 2009
			Impact on	Impact on other
	Dec 31, 2009		income before	comprehensive
	Carrying value	Fair value	income taxes	income
2009 impact of the reclassification	in € bn.	in € bn.	in € m.	in € m.
Sales & Trading – Debt
Trading assets reclassified to loans	18.2	15.9	407	–
Financial assets available for sale reclassified to loans	9.3	8.2	(16)	(1,102)
Origination and Advisory
Trading assets reclassified to loans	6.1	5.7	(664)	–
Loan products
Financial assets available for sale reclassified to loans	–	–	–	(114)[1]

Total	33.6	29.8	(273)[2]	(1,216)

1
The negative amount shown as the annual movement in other comprehensive income is due to an instrument being impaired in the year. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement.

2	In addition to the impact in CB&S, income before income taxes increased by € 18 million in PBC.
During 2010 we sold reclassified assets with a carrying value of € 2.0 billion. The sales resulted in a net loss on sale of € 3 million. Sales were made due to circumstances that were not foreseen at the time of reclassification.
The assets reclassified included funded leveraged finance loans with a fair value on the date of reclassification of € 7.5 billion which were entered into as part of an “originate to distribute” strategy. Assets with a fair value on the date of reclassification of € 9.4 billion were contained within consolidated asset backed commercial paper conduits as of the reclassification date. Commercial real estate loans were reclassified with a fair value on the date of reclassification of € 9.1 billion. These loans were intended for securitization at their origination or purchase date. The remaining reclassified assets, which comprised other assets principally acquired or originated for the purpose of securitization, had a fair value of € 11.9 billion on the reclassification date.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	68
Global Transaction Banking Corporate Division
The following table sets forth the results of our Global Transaction Banking Corporate Division (GTB) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Transaction services	3,223	2,609	2,784
Other products	216	–	–

Total net revenues	3,439	2,609	2,784

Provision for credit losses	140	27	5

Total noninterest expenses	2,394	1,788	1,646

therein:
Restructuring activities	–	–	–
Impairment on intangible assets	29

Noncontrolling interests	–	–	–

Income (loss) before income taxes	905	795	1,132

Cost/income ratio	70%	69%	59%
Assets	71,877	47,414	49,469
Average active equity[1]	1,548	1,160	1,081
Pre-tax return on average active equity	58%	68%	105%

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2010 and 2009
GTB’s net revenues were a record € 3.4 billion, an increase of 32%, or € 830 million, compared to 2009. Even excluding the impact of the commercial banking activities acquired from ABN AMRO in the Netherlands, which included a gain of € 216 million related to negative goodwill resulting from the first-time consolidation of the acquired activities in 2010, GTB generated record revenues. This strong performance was predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance, and Cash Management offsetting the impact of the continuing low interest rate environment, mainly affecting the latter business. Trust & Securities Services benefitted from positive business momentum, especially in Asia in the fourth quarter.
Provision for credit losses was € 140 million. The increase of € 113 million versus 2009 was primarily related to the commercial banking activities acquired from ABN AMRO.
Noninterest expenses were € 2.4 billion, an increase of 34%, or € 606 million, compared to 2009. The increase was mainly driven by operating and integration costs related to the commercial banking activities acquired from ABN AMRO, and significant severance expenses of € 130 million in the fourth quarter related to specific measures associated with the realignment of infrastructure areas and sales units.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	69
Private Clients and Asset Management Group Division
The following table sets forth the results of our Private Clients and Asset Management Group Division (PCAM) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Discretionary portfolio/fund management	2,560	2,083	2,433
Advisory/brokerage	1,745	1,531	2,045
Credit products	2,708	2,605	2,232
Deposits and payment services	2,029	1,875	1,968
Other products	1,001	167	353

Total net revenues	10,043	8,261	9,031

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,708	4,157	3,861
Provision for credit losses	789	806	668

Total noninterest expenses	8,258	6,803	7,971

therein:
Policyholder benefits and claims	–	–	18
Impairment of intangible assets	–	(291)	580
Restructuring activities	–	–	–

Noncontrolling interests	6	(7)	(20)

Income (loss) before income taxes	989	658	411

Cost/income ratio	82%	82%	88%
Assets	412,477	174,739	188,785
Average active equity[1]	10,635	8,408	8,315
Pre-tax return on average active equity	9%	8%	5%
Invested assets[2] (in € bn.)	1,179	880	816

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	70
Asset and Wealth Management Corporate Division
The following table sets forth the results of our Asset and Wealth Management Corporate Division (AWM) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Discretionary portfolio/fund management (AM)	1,733	1,562	1,859
Discretionary portfolio/fund management (PWM)	515	264	320

Total discretionary portfolio/fund management	2,247	1,826	2,179

Advisory/brokerage	857	689	878
Credit products	383	255	166
Deposits and payment services	138	169	191
Other products	282	(255)	(159)

Total net revenues	3,907	2,685	3,254

Provision for credit losses	43	17	15

Total noninterest expenses	3,765	2,475	3,793

therein:
Policyholder benefits and claims	–	–	18
Impairment of intangible assets	–	(291)	580
Restructuring activities	–	–	–

Noncontrolling interests	(1)	(7)	(20)

Income (loss) before income taxes	100	200	(534)

Cost/income ratio	96%	92%	117%
Assets	65,508	43,761	50,473
Average active equity[1]	6,737	4,791	4,870
Pre-tax return on average active equity	1%	4%	(11)%
Invested assets[2] (in € bn.)	873	686	628

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2010 and 2009
For the year 2010, AWM reported net revenues of € 3.9 billion, up € 1.2 billion, or 46%, compared to 2009. The increase included € 646 million attributable to the acquisition of Sal. Oppenheim/BHF-BANK in Private Wealth Management (PWM), which are reflected in revenues from discretionary portfolio management/fund management (up € 250 million or 95%), credit products (up € 128 million, or 50%) and other products (up € 537 million from negative € 255 million in 2009). Revenues in AWM also grew due to higher asset based fees and performance fees in Asset Management’s (AM) discretionary portfolio management/fund management (up € 171 million, or 11%). In addition, Advisory/brokerage revenues (up € 168 million, or 24%) benefitted from higher client activity and an improved market environment. Deposits and payment services revenues decreased by € 31 million, or 18%, mainly reflecting lower margins.
Provision for credit losses was € 43 million in 2010, an increase of € 27 million compared to 2009, mainly attributable Sal. Oppenheim/BHF-BANK.
Noninterest expenses in 2010 were € 3.8 billion, an increase of € 1.3 billion, or 52%, compared to 2009. This development included the reversal of an impairment charge on intangible assets of € 291 million in AM in 2009, which related to DWS Investments in the U.S. (formerly DWS Scudder). In addition, noninterest expenses in 2010 included € 986 million related to Sal. Oppenheim/BHF-BANK.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	71
Invested assets in AWM were € 873 billion at December 31, 2010, an increase of € 188 billion compared to December 31, 2009. The increase included € 112 billion from the acquisition of Sal. Oppenheim/BHF-BANK (€ 68 billion related to Sal. Oppenheim and € 45 billion related to BHF-BANK). The remaining increase was mainly driven by market appreciation and the weakening of the Euro. AWM recorded in 2010 net outflows of € 2.5 billion, mainly driven by cash outflows in the Americas, which were largely offset by inflows in Europe and in insurance in the Americas.
Private & Business Clients Corporate Division
The following table sets forth the results of our Private & Business Clients Corporate Division (PBC) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues:
Discretionary portfolio/fund management	313	257	255
Advisory/brokerage	887	841	1,167
Credit products	2,325	2,350	2,065
Deposits and payment services	1,891	1,706	1,777
Other products	720	422	513

Total net revenues	6,136	5,576	5,777

Provision for credit losses	746	790	653

Total noninterest expenses	4,493	4,328	4,178

therein:
Restructuring activities	–	–	–

Noncontrolling interests	8	0	0

Income (loss) before income taxes	890	458	945

Cost/income ratio	73%	78%	72%
Assets	346,998	131,014	138,350
Average active equity[1]	3,897	3,617	3,445
Pre-tax return on average active equity	23%	13%	27%
Invested assets[2] (in € bn.)	306	194	189
Loan volume (in € bn.)	255	96	91
Deposit volume (in € bn.)	229	109	118

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2
We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2010 and 2009
Net revenues were € 6.1 billion, up € 560 million, or 10%, versus 2009. Revenues in 2010 included the first-time consolidation of Postbank, which began on December 3, 2010. This resulted in additional net revenues of € 414 million, recorded in the interim in revenues from other products. Thus, Postbank was the main contributor for the increase of € 298 million, or 71%, in revenues from other products, partly offset by lower revenues from PBC’s Asset and liability management function. Revenues from discretionary portfolio management/fund management revenues increased by € 56 million, or 22%, and Advisory/brokerage revenues by € 46 million, or 5%. Both products benefited from increased activity of retail investors in more favorable market conditions, as well as higher revenues related to insurance products sales. Credit products revenues were down by € 25 million or 1 % driven by lower margins. Deposits and payment services revenues increased by € 185 million, or 11%, mainly driven by improved deposit margins.
Provision for credit losses was € 746 million, of which € 56 million related to Postbank. Excluding Postbank, provision for credit losses decreased by € 100 million, or 13%, compared to 2009, mainly attributable to measures taken on portfolio and country level.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	72
Noninterest expenses of € 4.5 billion were € 165 million, or 4%, higher than in 2009. This increase was predominantly driven by € 320 million related to the first-time consolidation of Postbank. Excluding Postbank, noninterest expenses decreased by € 155 million, or 4%, mainly attributable to lower severance payments.
Invested assets were € 306 billion as of December 31, 2010, an increase of € 112 billion compared to December 31, 2009, mainly driven by the Postbank consolidation. Excluding this effect, invested assets increased by € 7 billion, including € 5 billion due to market appreciation and € 2 billion net inflows, mainly in deposits.
The number of clients in PBC was 28.8 million at year end 2010, including 14.2 million related to Postbank.
Corporate Investments Group Division
The following table sets forth the results of our Corporate Investments Group Division (CI) for the years ended December 31, 2010, 2009 and 2008, in accordance with our management reporting systems.

in € m.
(unless stated otherwise)	2010	2009	2008
Net revenues	(2,020)	1,044	1,290
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	(184)	793	(172)
Provision for credit losses	(4)	8	(1)

Total noninterest expenses	637	581	95

therein:
Impairment of intangible assets	–	151	–
Restructuring activities	–	–	–

Noncontrolling interests	(2)	(1)	2

Income (loss) before income taxes	(2,649)	456	1,194

Cost/income ratio	N/M	56%	7%
Assets	17,766	28,456	18,297
Average active equity[1]	4,168	4,323	403
Pre-tax return on average active equity	(64)%	11%	N/M

N/M – Not meaningful

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
Comparison between 2010 and 2009
Net revenues were negative € 2.0 billion, versus positive € 1.0 billion compared to 2009. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion on our investment in Postbank, which was recorded in the third quarter. In addition, net revenues included an impairment charge of € 124 million on The Cosmopolitan of Las Vegas. Net revenues in 2009 included € 1.0 billion related to the Postbank transaction, mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and an impairment charge of € 75 million on The Cosmopolitan of Las Vegas.
Total noninterest expenses were € 637 million, an increase of € 56 million compared to the previous year. This increase was mainly due to higher expenses related to space and building optimization and higher operating costs of our consolidated investment in The Cosmopolitan of Las Vegas, which commenced operations in December 2010. Noninterest expenses in 2009 included a goodwill impairment charge of € 151 million on our investment in Maher Terminals.
Consolidation & Adjustments
For a discussion of Consolidation & Adjustments to our business segment results see Note 05 “Business Segments and Related Information” to the consolidated financial statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	73
Operating Results (2009 vs. 2008)
Net Interest Income
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
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading (debt and other products) were gains of € 4.1 billion in 2009, compared to losses of € 6.5 billion in 2008. This development was mainly driven by significant losses in our credit trading businesses and mark-downs relating to provisions against monoline insurers, residential mortgage-backed securities and commercial real estate loans recorded in 2008. In addition, the result in 2009 included a strong performance in ‘flow’ trading products. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 1.1 billion in 2009, compared to losses of € 1.5 billion in 2008, mainly due to the non-recurrence of losses recognized in Equity Derivatives and Equity Proprietary Trading in 2008. In Other products, net gains of € 1.9 billion on financial assets/liabilities at fair value through profit or loss in 2009 were mainly related to our minority stake in Deutsche Postbank AG recognized in CI and to gains from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans recorded in C&A. Net losses of € 2.0 billion from Other products in 2008 included net mark-downs of € 1.7 billion on leveraged finance loans and loan commitments.
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Corporate & Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 11.8 billion in 2009, compared to negative € 1.5 billion in 2008. The main drivers for the increase were the non-recurrence of losses in Equity Derivatives, Equity Proprietary Trading and Credit Trading, as well as significantly lower mark-downs on credit-related exposures. In addition, the result in 2009 included a strong performance in ‘flow’ trading products. The decrease in Loan products was driven by lower interest income and gains (losses) on financial assets/liabilities at fair value through profit or loss in the commercial real estate business, partly offset by mark-to-market gains in 2009, versus losses in 2008, on the fair value loan and hedge portfolio. In Transaction services, combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss decreased by € 188 million, primarily attributable to the low interest rate environment and lower depository receipts. The improvement of € 2.1 billion in Remaining products resulted mainly from significantly lower net mark-downs on leveraged loans and loan commitments in 2009 compared to 2008. In addition mark-to-market gains in 2009, versus mark-to-market losses in 2008, on investments held to back insurance policyholder claims in Abbey Life (offset in Policyholder benefits and claims in Noninterest expenses) contributed to the increase.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	74
Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.2 billion in 2009, an increase of € 297 million, or 8%, compared to 2008. The increase included higher net interest income from Loan products, mainly in PBC from increased loan margins, and from Other products, mainly driven by PBC’s asset and liability management function.
Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 793 million in 2009, compared to negative € 172 million in 2008. The development primarily reflects gains related to our minority stake in Deutsche Postbank AG recognized during 2009.
Provision for Credit Losses
Provision for credit losses was € 2.6 billion in 2009, versus € 1.1 billion in 2008. The provision in CIB was € 1.8 billion in 2009, versus € 408 million in 2008, primarily reflecting a significant increase in the provision for assets reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and in Europe on the back of an overall deteriorating credit environment. The provision in PCAM was € 806 million in 2009, versus € 668 million in 2008, predominantly reflecting a more challenging credit environment in Spain and Poland. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.
Remaining Noninterest Income
Commissions and fee income. Total commissions and fee income was € 8.9 billion in 2009, a decrease of € 830 million, or 9%, compared to 2008. Commissions and fees from fiduciary activities decreased € 488 million compared to the prior year, driven by lower assets under management in AM, as a consequence of the prevailing weak market conditions (mainly in the first nine months of 2009). Underwriting and advisory fees improved by € 426 million, or 32%, mainly from increased primary issuances as market activity increased across all regions, partly offset by decreased fees from advisory services as a result of continued low volumes of market activity. Brokerage fees decreased by € 767 million, or 31%, primarily driven by lower customer demand in 2009 following the market turbulence in 2008. Fees for other customer services were unchanged compared to 2008.
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
Net income (loss) from equity method investments. Net income from equity method investments was € 59 million and € 46 million in 2009 and 2008, respectively. In 2009, income from our investment in Postbank, recorded in CI, was partly offset by impairment charges on certain equity method investments in our commercial real estate business in CB&S. There were no significant individual items included in 2008.
Other income. Total Other income (loss) was a loss of € 183 million in 2009. The decrease of € 882 million compared to 2008 reflected primarily an impairment charge of € 575 million on The Cosmopolitan of Las Vegas property in 2009 and a lower result from derivatives qualifying for hedge accounting in 2009 compared to 2008.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	75
Noninterest Expenses
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
General and administrative expenses. General and administrative expenses increased by € 63 million in 2009 compared to 2008. The development in both years was impacted by specific significant charges, which were higher in 2009 than in 2008. In 2009, these included € 316 million from a legal settlement with Huntsman Corp. and € 200 million related to our offer to repurchase certain products from private investors, both reflected in Other expenses. In 2008, a provision of € 98 million related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities/Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S. was recorded in Other expenses. Without these specific charges, General and administrative expenses were down in 2009 compared to 2008, mainly from lower expenses for marketing, travel, professional services and IT.
Policyholder benefits and claims. The charge of € 542 million in 2009, compared to a credit of € 252 million in 2008, resulted primarily from the aforementioned effects from Abbey Life. These insurance-related charges are offset by related net gains on financial assets/liabilities at fair value through profit or loss.
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
Income Tax Expense
A tax expense of € 244 million was recorded in 2009, compared to an income tax benefit of € 1.8 billion 2008. The tax expense in 2009 benefited from the recognition of deferred tax assets in the U.S., which reflects strong current performance and improved income projections of Deutsche Bank entities within that tax jurisdiction, specific tax items including the resolution of tax audits relating to prior years, and tax exempt income. The net tax benefit in 2008 was mainly driven by the geographic mix of income/loss and the valuation of unused tax losses. The effective tax rates were 4.7 % in 2009 and 32.1 % in 2008.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	76
Results of Operations by Segment (2009 vs. 2008)
Corporate & Investment Bank Group Division
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
Sales & Trading (debt and other products) revenues for 2009 were € 9.6 billion, compared to € 323 million in 2008. This increase primarily reflects significantly lower mark-downs of € 1.0 billion in 2009, compared to € 5.8 billion in 2008, and the non-recurrence of Credit Trading losses of € 3.2 billion, mainly incurred in the fourth quarter of 2008. All ‘flow’ products benefited from wider bid-offer spreads and increased client volumes. Foreign Exchange and Money Markets reported strong revenues, although lower than the record levels seen in 2008. Rates and Emerging Markets generated record revenues, reflecting favorable market conditions. Commodities also had record revenues in 2009. Credit Trading had strong performance following a successful reorientation towards more liquid, client-driven business, which included the closure of our dedicated credit proprietary trading platform.
Sales & Trading (equity) revenues were € 2.7 billion in 2009, compared to negative € 736 million in 2008. The increase was driven by the non-recurrence of losses in Equity Derivatives of € 1.4 billion and in Equity Proprietary Trading of € 742 million, mainly in the fourth quarter 2008. In addition, there was a strong performance across all products, especially Equity Trading. Equity Derivatives performance improved significantly after the first quarter 2009 following the reorientation of the business. Equity Proprietary Trading performed well throughout 2009 with substantially lower risk than in 2008.
Origination and Advisory revenues were € 2.2 billion in 2009, an increase of € 2.0 billion versus 2008. This increase was mainly in debt origination, and reflected the non-recurrence of net mark-downs of € 1.7 billion on leveraged loans and loan commitments in 2008, compared with net mark-ups of € 103 million in 2009. Equity origination revenues grew substantially by € 328 million to € 663 million in 2009 as market activity increased across all regions. Advisory revenues decreased by € 187 million, or 32%, in 2009 as global volumes declined from 2008 and were at the lowest level since 2004.
Loan products net revenues were € 1.9 billion, an increase of € 652 million, or 50%, versus 2008, mainly driven by mark-to-market gains on the investment grade fair value loan and hedge portfolio in 2009, compared with unrealized net mark-to-market losses in 2008.
Other products revenues were negative € 151 million, an increase of € 511 million over 2008. This development was driven by mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, partly offset by an impairment charge of € 500 million relating to The Cosmopolitan of Las Vegas property and losses on private equity investments recorded in the first quarter 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	77
Provision for credit losses was € 1.8 billion, versus € 402 million in 2008. The increase primarily reflected provisions for credit losses related to Leveraged Finance assets which had been reclassified in accordance with the amendments to IAS 39, together with additional provisions as a result of deteriorating credit conditions, predominantly in Europe and the Americas.
Noninterest expenses increased € 2.3 billion, or 27%, to € 10.9 billion. The increase mainly reflects higher performance-related compensation in line with improved results and effects from Abbey Life. In addition, noninterest expenses included charges of € 200 million related to our offer to repurchase certain products from private investors in the third quarter 2009, and of € 316 million related to a legal settlement with Huntsman Corp. recorded in the second quarter 2009. These were partly offset by savings from cost containment measures and lower staff levels.
Global Transaction Banking Corporate Division
Net revenues were € 2.6 billion, a decrease of € 175 million, or 6%, compared to 2008. The decrease was attributable to a low interest rate environment, depressed asset valuations during the first nine months of 2009, lower depository receipts and reduced dividend activity. These were partly offset by continued growth in Trade Finance products and a positive impact of € 160 million related to a revision of our risk-based funding framework.
Provision for credit losses was € 27 million for 2009, versus € 5 million for 2008.
Noninterest expenses were € 1.8 billion, an increase of € 142 million, or 9%, compared to 2008. The increase was driven by higher regulatory costs related to deposit and pension protection, growing transaction-related expenses as well as increased performance-related compensation in line with improved Group-wide results. In addition, the formation of Deutsche Card Services in the fourth quarter 2008 contributed to higher noninterest expenses.
Private Clients and Asset Management Group Division
Asset and Wealth Management Corporate Division
For the year 2009, AWM reported net revenues of € 2.7 billion, a decrease of € 569 million, or 17%, compared to 2008. Discretionary portfolio/fund management revenues in Asset Management (AM) decreased by € 297 million, or 16%, and in Private Wealth Management (PWM) by € 55 million, or 17%, compared to 2008. This development was primarily driven by lower management fees as a result of lower asset valuations during the first nine months of 2009, while the fourth quarter 2009 included positive revenue impacts following a stabilization of the capital markets after market turbulence in the prior year quarter. Advisory/brokerage revenues decreased by € 188 million, or 21%, compared to 2008, affected by continued lower customer activity due to the uncertainties in securities markets, and by a shift towards lower-margin products. Revenues from credit products were up € 89 million, or 53%, due to higher loan margins and the positive impact from the revision of our risk-based funding framework in the second quarter 2009. Revenues from Other products were negative € 255 million for 2009 compared to negative revenues of € 159 million in 2008. This development mainly resulted from higher impairment charges related to AM’s real estate business, partially offset by lower discretionary injections into money market funds and lower impairment charges on seed capital and other investments.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	78
Noninterest expenses in 2009 were € 2.5 billion, a decrease of € 1.3 billion, or 35%, compared to 2008. This development included the reversal of an impairment charge on intangible assets of € 291 million in AM, related to DWS Investments in the U.S. (formerly DWS Scudder), which had been taken in 2008. In addition, noninterest expenses in 2008 were negatively affected by a goodwill impairment of € 270 million in a consolidated RREEF infrastructure investment (transferred to Corporate Investments in 2009). Higher severance payments compared to 2008, reflecting our continued efforts to reposition our platform, were partly offset by the non-recurrence of an € 98 million provision related to the obligation to repurchase Auction Rate Preferred (“ARP”) securities/Auction Rate Securities (“ARS”) at par from retail clients following a settlement in the U.S. in 2008.
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
Private & Business Clients Corporate Division
Net revenues were € 5.6 billion, down € 201 million, or 3%, versus 2008. Discretionary portfolio/fund management revenues remained virtually unchanged compared to 2008. Advisory/brokerage revenues decreased by € 326 million, or 28%, mainly reflecting wariness on the part of retail investors in the wake of market turbulence in the fourth quarter 2008. Credit products revenues increased by € 285 million, or 14%, resulting from higher loan volumes and margins, partly offset by lower deposit margins. Deposits and payment services revenues decreased by € 71 million, or 4%, mainly driven by lower revenues related to insurance products sales. Revenues from Other products of € 422 million in 2009 decreased by € 91 million, or 18%, mainly driven by the non-recurrence of a post-IPO dividend income from a co-operation partner and subsequent gains related to the disposal of a business, both recorded in 2008.
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
Corporate Investments Group Division
Net revenues were € 1.0 billion, a decrease of € 245 million compared to 2008. Net revenues in 2009 included three significant components which were related to Postbank: mark-to-market gains of € 476 million from our derivatives related to the acquisition of shares, mark-to-market gains of € 352 million from the put/call options to increase our investment and a positive equity pick-up of € 200 million. In addition, net revenues in 2009 included mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and gains of € 302 million from the sale of industrial holdings (mainly related to Daimler AG and Linde AG). These positive items were partly offset by impairment charges of € 302 million on our industrial holdings and

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	79
€ 75 million on The Cosmopolitan of Las Vegas property. Net revenues in 2008 included net gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), a gain of € 96 million from the disposal of our investment in Arcor AG & Co. KG, dividend income of € 114 million, as well as mark-downs, including the impact from our option to increase our share in Hua Xia Bank Co. Ltd.
Total noninterest expenses were € 581 million, an increase of € 487 million compared to 2008. This increase was mainly related to our investment in Maher Terminals (for which management responsibility changed from AWM to CI in the first quarter 2009), including a goodwill impairment charge of € 151 million.
At year end 2009, the alternative assets portfolio of CI had a carrying value of € 2.1 billion compared to € 434 million at year end 2008. This increase was mainly related to the change in management responsibilities for certain assets from AWM and CB&S to CI.
Liquidity and Capital Resources
For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Liquidity Risk – Capital Management” and Note 36 “Regulatory Capital” to the consolidated financial statements.
Post-Employment Benefit Plans
We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.
Defined benefit plans with a benefit obligation exceeding € 2 million are included in our globally coordinated accounting process. Reviewed by our global actuary, the plans in each country are evaluated by locally appointed actuaries.
By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.
For a further discussion on our employee benefit plans see Note 33 “Employee Benefits” to our consolidated financial statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	80
Update on Key Credit Market Exposures
The following is an update on the development of certain credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures. These positions were those that significantly impacted the performance of CB&S during the recent financial crisis. In addition to these CB&S positions, we have also provided information about positions acquired from Postbank where relevant.
Mortgage Related Exposure: We have mortgage related exposures through a number of our businesses, including our CDO trading and origination and U.S. and European mortgage businesses. The following table presents the mortgage related exposure from the businesses described net of hedges and other protection purchased. Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.

	Dec 31, 2010			Dec 31, 2009
Mortgage related exposure in our CDO trading		Hedges			Hedges
and origination, U.S. and European residential		and other			and other
mortgage businesses	Gross	protection		Gross	protection
in € m.	exposure	purchased	Net exposure	exposure	purchased	Net exposure
Subprime[1] and Alt-A2 CDO exposure in trading and origination businesses:
CDO subprime exposure – Trading	420	75	345	688	371	317
CDO subprime exposure – Available for sale	34	–	34	34	–	34
CDO Alt-A exposure – Trading	56	49	7	77	55	22
Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[3,4]	3,428	3,153	275	4,315	3,201	1,114
European residential mortgage business exposure	169	–	169	179	–	179

[1]
In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime.

[2]
Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

[3]
Thereof €  (267) million Alt-A, € 10 million Subprime, € 52 million Other and € 480 million Trading-related net positions as of December 31, 2010 and € 202 million Alt-A, € 71 million Subprime, € 244 million Other and € 597 million Trading-related net positions as of December 31, 2009.

[4]
The reserves included in the ‘Other U.S residential mortgage business’ disclosure have been revised to factor in an updated calculation of credit risk and is intended to better reflect fair value of the instruments underlying the exposure. We have revised the exposure as of December 31, 2009, which results in a reduction in the net exposure of € 187 million to € 1.1 billion. As of December 31, 2010, the exposure was also calculated on this basis and results in a reduction in the net exposure of € 320 million to € 275 million.

In the above table, net exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. It is not an indication of net delta adjusted trading risk (the net delta adjusted trading risk measure is used to ensure comparability between different exposures; for each position the delta represents the change of the position in the related security which would have the same sensitivity to a given change in the market).
The table above relates to key credit market positions exposed to fair value movements. It excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of December 31, 2010 of € 1.8 billion (which includes European residential mortgage exposure of € 1.0 billion, Other U.S. residential mortgage exposure of € 339 million, CDO subprime exposure – Trading of € 402 million) and as of December 31, 2009 of € 1.9 billion (which includes European residential mortgage exposure of € 1.1 billion, Other U.S. residential mortgage exposure of € 370 million, CDO subprime exposure – Trading of € 432 million).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	81
In addition to these CB&S positions, Postbank has exposure to European commercial mortgage-backed securities of € 192 million as well as residential mortgage-backed securities of € 428 million (which includes € 398 million in Europe, € 27 million in U.S). In addition, Postbank has exposure to non-corporate CDOs of € 69 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are mainly classified as loans and receivables and available for sale.
The table also excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower prepayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.
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
Ocala Funding LLC: We own 71.4 % of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of December 31, 2010, the total notional value of the commercial paper issued by Ocala which was held by the Group was € 904 million. As a result of TBW filing for bankruptcy and based on information available at the time, we recognized a fair value loss of approximately € 350 million for 2009 related to the Ocala commercial paper. On July 1, 2010, additional information about the collateral held by Ocala was included in an Asset Reconciliation Report filed with the bankruptcy court with respect to the TBW estate. Based on this new information and certain management assumptions related to the eligibility of claims raised against the bankruptcy administrators, we recognized an additional fair value loss in the second quarter 2010 of approximately € 270 million. In the third quarter 2010, we recorded a further fair value charge of approximately € 90 million resulting in a fair value loss adjustment for 2010 of approximately € 360 million.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	82
have recorded against the exposures. CVAs are assessed using a model-based approach with numerous input factors for each counterparty, including the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring and recovery rates in the event of either restructuring or insolvency. The ratings in the tables below are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of December 31, 2010 and December 31, 2009.

	Dec 31, 2010				Dec 31, 2009
Monoline exposure related to U.S.		Fair value				Fair value
residential mortgages	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA	CVA	after CVA	amount	CVA	CVA	after CVA
AA Monolines:
Other subprime	139	60	(6)	54	142	70	(6)	64
Alt-A	4,069	1,539	(308)	1,231	4,337	1,873	(172)	1,701

Total AA Monolines	4,208	1,599	(314)	1,285	4,479	1,943	(178)	1,765

	Dec 31, 2010				Dec 31, 2009
		Fair value				Fair value
Other Monoline exposure	Notional	prior to		Fair value	Notional	prior to		Fair value
in € m.	amount	CVA	CVA	after CVA	amount	CVA	CVA	after CVA
AA Monolines:
TPS-CLO	2,988	837	(84)	753	2,717	925	(85)	840
CMBS	1,084	12	(1)	11	1,004	68	(6)	62
Corporate single name/Corporate CDO	602	(1)	–	(1)	2,033	(3)	–	(3)
Student loans	295	19	(2)	17	232	39	(4)	35
Other	925	226	(23)	203	902	249	(23)	226

Total AA Monolines	5,894	1,093	(110)	983	6,888	1,277	(117)	1,160

Non Investment Grade Monolines:
TPS-CLO	917	215	(49)	166	876	274	(100)	174
CMBS	6,024	547	(273)	274	5,932	813	(355)	458
Corporate single name/Corporate CDO	2,180	12	(6)	6	4,366	26	(12)	14
Student loans	1,308	597	(340)	257	1,221	560	(319)	241
Other	1,807	226	(94)	132	1,645	278	(102)	176

Total Non Investment Grade Monolines	12,236	1,597	(762)	835	14,040	1,950	(887)	1,063

Total	18,130	2,690	(872)	1,818	20,928	3,227	(1,004)	2,223

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2010 and December 31, 2009, the exposure on wrapped bonds related to U.S. residential mortgages was € 67 million and € 100 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 58 million and € 54 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.
A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.
As of December 31, 2010 and December 31, 2009 the total credit valuation adjustment held against monoline insurers was € 1,186 million and € 1,182 million respectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	83
Commercial Real Estate Business: Our Commercial Real Estate business takes positions in commercial mortgage whole loans which are originated and either held with the intent to sell, syndicate, securitize or otherwise distribute to third party investors, or held on an amortized cost basis. The following is a summary of our exposure to commercial mortgage whole loans as of December 31, 2010 and December 31, 2009. This excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced.

Commercial Real Estate whole loans
in € m.	Dec 31, 2010	Dec 31, 2009
Loans held on a fair value basis, net of risk reduction[1]	2,265	1,806
Loans reclassified in accordance with the amendments to IAS 39[2]	4,941	6,453
Loans related to asset sales[3]	2,186	2,083
Other loans classified as loans and receivables[4]	15,814	–

[1]
Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 689 million as of December 31, 2010 and € 1.0 billion as of December 31, 2009.

[2]	Carrying value.

[3]	Carrying value of vendor financing on loans sold since January 1, 2008.

[4]	Carrying value of loans acquired from Postbank.
Leveraged Finance Business: The following is a summary of our exposures to leveraged loan and other financing commitments arising from the activities of our Leveraged Finance business as of December 31, 2010 and December 31, 2009. These activities include private equity transactions and other buyout arrangements. The table excludes loans transacted prior to January 1, 2007, which were undertaken prior to the disruption in the leveraged finance markets, and loans that have been classified as held to maturity since inception.

Leveraged Finance
in € m.	Dec 31, 2010	Dec 31, 2009
Loans held on a fair value basis	2,263	505
thereof: loans entered into since January 1, 2008	2,230	385
Loans reclassified in accordance with the amendments to IAS 39[1]	1,367	6,152
Loans related to asset sales[2]	5,863	5,804

[1]	Carrying value. The significant decrease in carrying value since December 2009 is mainly due to the restructuring of loans with Actavis Group hF, as described in Note 17 “Equity Method Investments”.

[2]	Carrying value of vendor financing on loans sold since January 1, 2008.
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
We may or may not consolidate SPEs that we have set up or sponsored or with which we have a contractual relationship. We will consolidate an SPE when we have the power to govern its financial and operating policies, generally accompanying a shareholding, either directly or indirectly, of more than half the voting rights. If the activities of the SPEs are narrowly defined or it is not evident who controls the financial and operating policies of the SPE we will consider other factors to determine whether we have the majority of the risks and rewards. We reassess our treatment of SPEs for consolidation when there is a change in the SPE’s arrangements or the substance of the relationship between us and an SPE changes. For further detail on our accounting policies regarding consolidation and reassessment of consolidation of SPEs please refer to Note 01 “Significant Accounting Policies” in our consolidated financial statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	84
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
The following sections provide detail about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs. These sections should be read in conjunction with the Update on Key Credit Market Exposures.
Total Assets in Consolidated SPEs

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2010	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	–	431	15,304	–	59	15,794
Group sponsored securitizations	3,168	369	1,250	20	23	4,830
Third party sponsored securitizations	189	–	507	2	18	716
Repackaging and investment products	6,606	1,053	206	2,211	664	10,740
Mutual funds	4,135	9	–	465	654	5,263
Structured transactions	2,533	269	5,315	386	381	8,884
Operating entities	1,676	3,522	3,309	514	3,582	12,603
Other	199	300	556	117	304	1,476

Total	18,506	5,953	26,447	3,715	5,685	60,306

[1]	Fair value of derivative positions is € 158 million.

	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
Dec 31, 2009	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	30	279	15,222	–	33	15,564
Group sponsored securitizations	3,409	–	1,175	4	57	4,645
Third party sponsored securitizations	200	–	516	3	73	792
Repackaging and investment products	5,789	1,973	36	661	557	9,016
Mutual funds	5,163	–	–	1,313	35	6,511
Structured transactions	2,531	108	5,207	26	423	8,295
Operating entities	1,603	3,319	1,898	501	2,416	9,737
Other	610	240	786	59	453	2,148

Total	19,335	5,919	24,840	2,567	4,047	56,708

[1]	Fair value of derivative positions is € 250 million.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	85
these conduits and therefore exposed to changes in the carrying value of their assets. We consolidate the majority of our sponsored conduit programs because we have the controlling interest.
Our liquidity exposure to these conduits is to the entire commercial paper issued of € 16.3 billion and € 16.2 billion as of December 31, 2010 and December 31, 2009, of which we held € 2.2 billion and € 8.2 billion, respectively. The decrease in the commercial paper held is due to improved liquidity in the market during the year.
The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. There has been no significant movement in the collateral held in these conduits during the period.
Group Sponsored Securitizations
We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2010 and December 31, 2009 was € 3.2 billion and € 3.0 billion, respectively.
Third Party Sponsored Securitizations
In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2010 and December 31, 2009 the fair value of our retained exposure in these securitizations was € 0.7 billion and € 0.7 billion, respectively.
Repackaging and Investment Products
Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes. We consolidate the SPEs when we hold the controlling interest or have the majority of risks and rewards. In 2010, consolidated assets increased by € 1.7 billion as a result of new business during the period.
Mutual Funds
We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. We are not contractually obliged to support these funds and have not done so during 2010. In 2009, we made a decision to support the funds’ target yields by injecting cash of € 16 million.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	86
During 2010 the amount of assets held in consolidated funds decreased by € 1.2 billion. This movement was predominantly due to cash outflows during the period.
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
Operating Entities
We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. In 2009, our exposure to Maher Terminals LLC and Maher Terminals of Canada Corp. was reclassified from Repackaging and Investment Products to Operating Entities. During 2010 the amount of assets held in Operating entities increased by € 2.9 billion. This movement was predominantly due to the consolidation of Postbank SPEs of € 1.4 billion and € 1.1 billion following the completion of The Cosmopolitan of Las Vegas.
Exposure to Non-consolidated SPEs

in € bn.	Dec 31, 2010	Dec 31, 2009
Maximum unfunded exposure by category:
Group sponsored ABCP conduits	2.5	2.7
Third party ABCP conduits[1]	2.4	2.5	[1]
Third party sponsored securitizations
U.S.	1.5	3.9
non-U.S.	1.2	2.5
Guaranteed mutual funds[2]	10.7	12.4
Real estate leasing funds	0.8	0.8

[1]
This includes a margin facility as a result of the restructuring of the Canadian asset-backed commercial paper program in January 2009 (€ 1.8 billion and € 1.6 billion as of December 31, 2010 and 2009, respectively). There have been no drawdowns against this facility.

[2]	Notional amount of the guarantees.
Group Sponsored ABCP Conduits
We sponsor and administer five ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2010 and December 31, 2009 they had assets totaling € 1.9 billion and € 2.3 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.
The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	87
Our exposure to these entities is limited to the committed liquidity facilities totaling € 2.5 billion as of December 31, 2010 and € 2.7 billion as of December 31, 2009. None of these liquidity facilities have been drawn. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As at December 31, 2010 we did not hold material amounts of commercial paper or notes issued by these conduits.
Third Party ABCP Conduits
In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.
Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2010 and 2009, the notional amount of undrawn facilities provided by us was € 2.4 billion and € 2.5 billion, respectively. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.
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
The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2010 and December 31, 2009 was € 7.0 billion and € 11.1 billion, respectively, of which € 4.3 billion and € 4.7 billion had been drawn and € 2.7 billion and € 6.4 billion were still available to be drawn as detailed in the table. The reduction in the total notional during the period was largely due to maturing facilities. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.
Mutual Funds
We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was € 5.3 million as of December 31, 2010 and € 2.5 million as of December 31, 2009. As of December 31, 2010, these non-consolidated funds had € 12.0 billion assets under management and provided guarantees of € 10.7 billion. As of December 31, 2009, assets of € 13.7 billion and guarantees of € 12.4 billion were reported. The decrease in assets under management was primarily due to cash out flows from funds during the period.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 5: Operating and Financial Review and Prospects	88
Real Estate Leasing Funds
We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As at December 31, 2010 and December 31, 2009 the notional amount of the guarantees was € 514 million and € 525 million respectively, and the notional of the put options was € 246 million and € 246 million respectively. The guarantees and the put options have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.
Tabular Disclosure of Contractual Obligations
The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2010.

	Payment due by period
Contractual obligations		Less than			More than
in € m.	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	169,660	28,870	44,296	35,703	60,791
Trust preferred securities	12,250	1,334	2,736	1,745	6,435
Long-term financial liabilities designated at fair value through profit or loss[1]	16,383	3,675	4,711	3,040	4,957
Finance lease obligations	155	17	29	36	73
Operating lease obligations	5,221	831	1,341	975	2,074
Purchase obligations	2,643	578	1,407	585	73
Long-term deposits	58,729	–	22,461	12,969	23,299
Other long-term liabilities	13,298	662	732	1,044	10,860

Total	278,339	35,967	77,713	56,097	108,562

1	Mainly long-term debt and long-term deposits designated at fair value through profit or loss.
Figures above do not include the benefit of noncancelable sublease rentals of € 248 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, processing, information technology and custodian services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 12 “Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 23 “Leases”, Note 27 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred Securities”.
Research and Development, Patents and Licenses
Not applicable.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	89
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
German law does not require the members of the Management Board to own any of our shares to be qualified. In addition, German law has no requirement that members of the Management Board retire under an age limit. However, age limits for members of the Management Board are defined contractually and according to the rules of procedure for our Supervisory Board.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	90
With respect to voting powers, a member of the Supervisory Board or the Management Board may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:
•	a legal transaction between us and the member; or
•	commencement, settlement or completion of legal proceedings between us and the member.
A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, referred to as the Annual General Meeting) if the proposed resolution concerns:
•	ratification of the member’s acts;
•	a discharge of liability of the member; or
•	enforcement of a claim against the member by us.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	91
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
The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting 2012. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members’ age as of December 31, 2010, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	92

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 47 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank (since June 2010)	No memberships or directorships subject to disclosure
Dr. Clemens Börsig Age: 62 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company
Dr. Karl-Gerhard Eick Age: 56 Appointed by the court: 2004 Term expires: 2013	Management consultant, KGE Asset Management Consulting Ltd., London	CORPUS SIREO Holding GmbH & Co. KG (Chairman)
Alfred Herling* Age: 58 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Deputy Chairman of the General Staff Council; Chairman of the European Staff Council (until March 2010); Chairman of the Group Staff Council of Deutsche Bank (since June 2010)	No memberships or directorships subject to disclosure
Gerd Herzberg* Age: 60 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin	Franz Haniel & Cie GmbH (Deputy Chairman); BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; Vattenfall Europe AG (Deputy Chairman)
Sir Peter Job Age: 69 Appointed by the court: 2001 Term expires: 2011		Schroders Plc (until July 2010); Tibco Software Inc.; Royal Dutch Shell Plc (until May 2010)
Prof. Dr. Henning Kagermann Age: 63 First elected: 2000 Term expires: 2013	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG (since May 2010)
Peter Kazmierczak* Age: 53 First elected: 2002 Term expires: 2013	Employee of Deutsche Bank AG, Essen	No memberships of directorships subject to disclosure
Martina Klee* Age: 48 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Eschborn/Frankfurt of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank (since June 2010)	Sterbekasse für die Angestellten der Deutschen Bank VVa.G.
Suzanne Labarge Age: 64 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.
Maurice Lévy Age: 68 First elected: 2006 Term expires: 2012	Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris	Publicis Conseil S.A. (Chairman); Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Zenith Optimedia Group Ltd. (U.K.); Publicis Groupe U.S. Investments LLC; MMS USA Investments, Inc.; MMS USA LLC Investments, Inc.
Henriette Mark* Age: 53 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group and General Staff Councils of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	93

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 53 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank; Member of the Group and General Staff Councils of Deutsche Bank (until April 2010)	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)
Karin Ruck* Age: 45 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Senior Sales Coach in the Region Frankfurt/Hesse-East; Member of the Combined Staff Council Frankfurt branch of Deutsche Bank	Deutsche Bank Privat- und Geschäftskunden AG (until December 2010); BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG
Dr. Theo Siegert Age: 63 First elected: 2006 Term expires 2012	Managing Partner of de Haen Carstanjen & Söhne, Dusseldorf	E.ON AG; ERGO AG (until May 2010); Merck KGaA; E. Merck OHG (Member of the Shareholders’ Committee); DKSH Holding Ltd. (Member of the Board of Administration); Henkel AG & Co. KGaA
Dr. Johannes Teyssen Age: 51 First elected: 2008 Term expires: 2013	Chairman of the Management Board of E.ON AG, Dusseldorf (since May 2010)	E.ON Energie AG; E.ON Ruhrgas AG; E.ON Energy Trading SE (Chairman) (until June 2010); Salzgitter AG; E.ON Nordic AB (until June 2010); E.ON Sverige AB (until August 2010); E.ON Italia S.p.A. (formerly E.ON Italia Holding s.r.l.) (until August 2010); E.ON US Investments Corp. (Chairman) (since May 2010)
Marlehn Thieme* Age: 53 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG, Frankfurt	No memberships or directorships subject to disclosure
Tilman Todenhöfer Age: 67 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG
Stefan Viertel* Age. 46 First elected: 2008 Term expires: 2013	Senior Sales Manager CIB/GTB Cash Management Financial Institutions, Head of CMFI Austria and Hungary Deutsche Bank AG, Frankfurt	No memberships of directorships subject to disclosure
Werner Wenning Age: 64 First elected: 2008 Term expires: 2013	Chairman of the Management Board of Bayer AG, Leverkusen (until September 2010)	E.ON AG; Henkel AG & Co. KGaA (Member of the Shareholders’ Committee); HDI VVa.G.; Talanx AG

*	Elected by the employees in Germany.
Leo Wunderlich was an employee representative member of the Supervisory Board until June 30, 2010. After his retirement from the Bank, he was replaced by Peter Kazmierczak, his elected substitute, for the remainder of the term of office. Mr. Kazmierczak was first elected to the Supervisory Board in 2002 and his first mandate ended in 2003. He was again a member of the Supervisory Board from 2006 to 2008. Heidrun Förster was a member of the Supervisory Board until July 31, 2010. Stefan Viertel followed her as her elected substitute for the remainder of the term of office.
Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. Dr. Börsig has declared that he would abstain from voting in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest.
In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, the Supervisory Board established the following objectives for its composition, which have also been specified in Section 4 of the Terms of Reference for the Supervisory Board (see: http://www.deutsche-bank.de/ir/en/content/terms_of_references.htm).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	94
The Supervisory Board of Deutsche Bank AG must be composed in such a way that its members as a group possess the knowledge, ability and expert experience to properly complete its tasks. The composition of the Supervisory Board should ensure the Supervisory Board’s qualified control of and advice for the Management Board of an internationally operating, broadly positioned bank and should preserve the reputation of Deutsche Bank Group among the public. In this regard, in particular, attention should be placed on the integrity, personality, willingness to perform, professionalism and independence of the individuals proposed for election. The objective is for the Supervisory Board as a group to have all of the knowledge and experience considered to be essential in consideration of the activities of Deutsche Bank Group.
Furthermore, the Supervisory Board shall have an adequate number of independent members and shall not have more than two former members of the Management Board of Deutsche Bank AG. In particular, the Supervisory Board members should have sufficient time to perform their mandates. The members of the Supervisory Board may not exercise functions on a management body of or perform advisory duties at major competitors. Important and not just temporary conflicts of interests shall be avoided. Any member of the Supervisory Board who is a member of the management board of a listed stock corporation shall have no more than three supervisory board mandates outside the group of companies controlled by such stock corporation’s dependent companies or mandates in supervisory bodies of companies with similar requirements.
There is a regular maximum age limit of 70. In well-founded, individual cases, a Supervisory Board member may be elected or appointed for a period that extends at the latest until the end of the third Ordinary General Meeting that takes place after he or she has reached the age of 70. This age limit was taken into account in the election proposals to the recent General Meetings and shall also be taken into account for the next Supervisory Board elections or subsequent appointments for Supervisory Board positions that become vacant.
The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care should be taken that the Supervisory Board has an appropriate number of members with international experience. Currently, the professional careers and private lives of five members of the Supervisory Board are centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience from their current or former activities as management board members or CEOs of corporations with international operations. In these two ways, the Supervisory Board believes the international activities of the company are sufficiently taken into account. The objective is to retain the currently existing international profile.
For the election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance was already attached to this in the selection process for the last Supervisory Board elections in 2008. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and shall be appropriately considered in the election proposals. Since the Supervisory Board elections in 2003, between 25 % and 35 % of the Supervisory Board members have been women. Six women are currently members of the Supervisory Board, which corresponds to 30%. We shall strive to at least maintain this number and if possible to increase the number of women among the shareholder representatives. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting (for information on Deutsche Bank’s various diversity initiatives, please see page 45 of the Annual Review 2010, which is available from http://www.deutsche-bank.de/ir/en/content/reports_2010.htm, http://www.banking-on-green.com/en/content/acting_sustainably/diversity_management.html and Deutsche Bank’s Career Portal on the Internet at http://www.deutsche-bank.de/careers/content/en/to_diversity.html).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	95
According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board determined that it has what it considers to be an adequate number of independent members.
Standing Committees
The Supervisory Board has the authority to establish, and appoint its members to standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following five standing committees:
Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board for the remuneration of the members of the Management Board. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held ten meetings as well as two telephone conferences in 2010.
The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman), Alfred Herling (since August 2010), Karin Ruck and Tilman Todenhöfer.
Nomination Committee: The Nomination Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, it orients itself on the criteria specified by the Supervisory Board for its composition. The Nomination Committee held no meetings in 2010.
The current members of the Nomination Committee are Dr. Clemens Börsig (Chairman), Tilman Todenhöfer and Werner Wenning.
Audit Committee: The Audit Committee handles in particular the monitoring of financial accounting, including the accounting process and the effectiveness of the system of internal controls, issues of risk management and especially the effectiveness of the risk management system, as well as the effectiveness of the internal audit system, compliance and the auditing of annual financial statements. It reviews the documentation relating to the annual and consolidated financial statements and discusses the audit reports with the auditor. It prepares the decisions of the Supervisory Board on the annual financial statements and the approval of the consolidated financial statements and discusses important changes to the audit and accounting methods. The Audit Committee also discusses the quarterly financial statements and the report on the limited review of the quarterly financial statements with the Management Board and the auditor prior to their publication. In addition, the Audit Committee issues the audit mandate to the auditor elected by the General Meeting. It resolves on the compensation paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Chairman of the Audit Committee, as well as the Chairman of the Supervisory Board, is entitled to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with § 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Internal Audit regularly reports to the Audit

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	96
Committee on the work done. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for taking receipt of and dealing with complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services (in this context, see also “Item 16C: Principal Accountant Fees and Services”). The Audit Committee held six meetings in 2010.
The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Sir Peter Job, Henriette Mark, Karin Ruck and Marlehn Thieme.
Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2010.
The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Sir Peter Job. Suzanne Labarge and Dr. Theo Siegert are substitute members of the Risk Committee. They are invited to all meetings and regularly attend them.
In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2010.
The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.
The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.
Management Board
Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has seven members. The Supervisory Board has appointed a chairman of the Management Board.
The Supervisory Board appoints the members of the Management Board for a maximum term of five years and supervises them. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good cause.
Pursuant to our Articles of Association, two members of the Management Board, or one member of the Management Board together with a holder of procuration, may represent us for legal purposes. A holder of procuration is an attorney-in-fact who holds a legally defined power under German law, which cannot be restricted with respect to third parties. However, pursuant to German law, the Management Board itself must resolve on cer-

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	97
tain matters as a body. In particular, it may not delegate strategic planning, coordinating or controlling responsibilities to individual members of the Management Board.
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
Michael Cohrs retired from the Management Board on September 30, 2010. His functional responsibilities were assumed by Mr. Jain in addition to his existing tasks. The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2010, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.
Dr. Josef Ackermann
Age: 62
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
Dr. Ackermann is a member of the Supervisory Board of Siemens AG (Second Deputy Chairman), Vice-Chairman of the Board of Directors of Belenos Clean Power Holding Ltd., non-executive member of the Board of Directors of Royal Dutch Shell Plc and Vice-Chairman of the Board of Directors of Zurich Financial Services Ltd.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	98
Dr. Hugo Bänziger
Age: 54
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
Jürgen Fitschen
Age: 62
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	99
Anshuman Jain
Age: 47
First appointed: 2009
Term expires: 2012
Anshuman Jain became a member of our Management Board on April 1, 2009. Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002. As member of our Management Board, he is responsible for the Corporate & Investment Bank Group Division.
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
Mr. Jain was a non-executive Director of Sasol Ltd. until November 2010.
Stefan Krause
Age: 48
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
Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master’s degree in Business Administration.
Mr. Krause does not have any external directorships subject to disclosure.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	100
Hermann-Josef Lamberti
Age: 54
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
Mr. Lamberti is a member of the Supervisory Boards of BVV Versicherungsverein des Bankgewerbes a.G., BVV Versorgungskasse des Bankgewerbes e.V., BVV Pensionsfonds des Bankgewerbes AG, Deutsche Börse AG, member of the Board of Directors of European Aeronautic Defence and Space Company EADS N.V. and member of the Supervisory Board of Carl Zeiss AG.
Rainer Neske
Age: 46
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
Mr. Neske does not have any external directorships subject to disclosure.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	101
Board Practices of the Management Board
The Supervisory Board issued new terms of reference for our Management Board for the conduct of its affairs on February 2, 2011. These terms of reference provide that in addition to the joint overall responsibility of the Management Board as a group, the individual responsibilities of the members of the Management Board are determined by the business allocation plan for the Management Board. The terms of reference stipulate that, notwithstanding the Management Board’s joint management and joint responsibility, and the functional responsibilities of the operating committees of our group divisions and of the functional committees, the members of the Management Board each have a primary responsibility for the divisions or functions to which they are assigned, as well as for those committees of which they are members.
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
Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 27, 2010, which is available on our Internet website at http://www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.
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
The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:
•	Provision of ongoing information to the Management Board on business developments and particular transactions;
•	Regular review of our business segments;
•	Consultation with and furnishing advice to the Management Board on strategic decisions;
•	Preparation of decisions to be made by the Management Board.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	102
Compensation
Supervisory Board
Principles of the Compensation System for Members of the Supervisory Board
The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at their Annual General Meetings. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.
The following provisions apply to the 2010 financial year: compensation consists of a fixed compensation of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. The members of the Supervisory Board also receive annual remuneration linked to our long-term profits in the amount of € 100 each for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.
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
Supervisory Board Compensation for Fiscal Year 2010
We compensate our Supervisory Board members after the end of each fiscal year. In January 2011, we paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2010. In addition, we will generally pay each Supervisory Board member a remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, for their services in 2010. Assuming that the Annual General Meeting in May 2011 approves the proposed dividend of € 0.75 per share, the Supervisory Board will not receive any variable remuneration. The total remuneration will be € 2,453,000 (2009: € 2,561,316).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	103
Individual members of the Supervisory Board received the following compensation for the 2010 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2010				Compensation for fiscal year 2009
in €	Fixed	Variable	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig	240,000	–	31,000	271,000	240,000	13,733	28,000	281,733
Karin Ruck	210,000	–	25,000	235,000	210,000	12,017	23,000	245,017
Wolfgang Böhr	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Dr. Karl-Gerhard Eick	180,000	–	13,000	193,000	180,000	10,300	16,000	206,300
Heidrun Förster[1]	70,000	–	14,000	84,000	120,000	6,867	14,000	140,867
Alfred Herling	85,000	–	12,000	97,000	60,000	3,433	7,000	70,433
Gerd Herzberg	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Sir Peter Job	180,000	–	14,000	194,000	180,000	10,300	22,000	212,300
Prof. Dr. Henning Kagermann	120,000	–	13,000	133,000	120,000	6,867	12,000	138,867
Peter Kazmierczak[2]	30,000	–	3,000	33,000	–	–	–	–
Martina Klee	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Suzanne Labarge	120,000	–	13,000	133,000	120,000	6,867	12,000	138,867
Maurice Lévy	60,000	–	7,000	67,000	60,000	3,433	6,000	69,433
Henriette Mark	120,000	–	15,000	135,000	120,000	6,867	16,000	142,867
Gabriele Platscher	60,000	–	9,000	69,000	60,000	3,433	7,000	70,433
Dr. Theo Siegert	120,000	–	12,000	132,000	120,000	6,867	12,000	138,867
Dr. Johannes Teyssen	60,000	–	8,000	68,000	60,000	3,433	7,000	70,433
Marlehn Thieme	120,000	–	13,000	133,000	120,000	6,867	15,000	141,867
Tilman Todenhöfer	120,000	–	18,000	138,000	120,000	6,867	14,000	140,867
Stefan Viertel[3]	25,000	–	2,000	27,000	–	–	–	–
Werner Wenning	60,000	–	8,000	68,000	60,000	3,433	7,000	70,433
Leo Wunderlich[4]	30,000	–	6,000	36,000	60,000	3,433	7,000	70,433

Total	2,190,000	–	263,000	2,453,000	2,190,000	125,316	246,000	2,561,316

[1]	Member until July 31, 2010.

[2]	Member since July 1, 2010.

[3]	Member since August 1, 2010

[4]	Member until June 30, 2010.
As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was formerly employed by us as a member of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2010 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 3.6 million.
We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, except that members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2010, we set aside € 1.2 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.
Compensation System for Management Board Members
Responsibility
Since the Act on the Appropriateness of Management Board Compensation (“VorstAG”) came into effect on August 5, 2009, decisions on the compensation system, including the material contract elements as well as the determination of the compensation of the Management Board members, have been taken by the Supervisory Board as a whole. The Chairman’s Committee of the Supervisory Board performs an important advisory function in this context and prepares resolutions for the approval of the Supervisory Board.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	104
Principles
The compensation system takes applicable statutory and regulatory requirements into account. The Supervisory Board already dealt in detail with the alterations resulting from VorstAG back in 2009 and adjusted the contractual agreements with the Management Board members accordingly. Most recently, the provisions of the Regulation on Remuneration in Financial Institutions (“InstitutsVergV”), which came into effect on October 13, 2010, as well as their effects on the current compensation system, were reviewed in detail. Changes to contractual agreements with the Management Board members resulting from such regulation have been implemented and the variable compensation for the 2010 financial year was already determined under these new requirements.
Central criteria of the design of the structure of the Management Board members’ compensation are appropriateness and sustainability, linked to the objective of preventing incentives to undertake unreasonably high risks. Therefore, a limit on the relationship between fixed and variable compensation is to be determined. Nonetheless, variable compensation is to be measured such that the Management Board members are effectively motivated to achieve the objectives set out in the bank’s strategies and thus to contribute to the sustainable development of the company. The compensation for the Management Board is determined on the basis of several criteria. These include the overall results of Deutsche Bank AG as well as the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Moreover, risk aspects, cost of capital, the contributions to company success of the respective organizational unit as well as that of the individual Management Board member himself, the latter one measured based on financial and non-financial parameters, are also taken into account. The variable compensation components are determined considering a multi-year basis of assessment.
The Supervisory Board regularly reviews and adjusts, if necessary, the structure of the Management Board members’ compensation. In this context – and in determining the variable compensation – the Supervisory Board draws on the expertise of independent external compensation and legal consultants.
Compensation Structure
The compensation structure is governed by the contractual agreements with the Management Board members and comprises both non-performance-related and performance-related components.
Non-Performance-Related Components
The non-performance-related components primarily consist of the base salary and also include other benefits.
The base salary of a full member of the Management Board amounts to € 1,150,000 gross per annum, and that of the Management Board Chairman amounts to € 1,650,000 gross per annum. The base salaries are disbursed in each case in equal monthly installments. The last adjustment took place with effect as of January 1, 2010.
Other benefits comprise the monetary value of non-cash benefits such as company cars and driver services, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.
Performance-Related Components (Variable Compensation)
These consist of the bonus and the Long-Term Performance Award (“LTPA”). Management Board members with responsibility for the CIB Group Division also receive an additional division-related compensation component (“Division Incentive”).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	105
The bonus, for which an individual target figure has been defined (full Management Board member € 1,150,000, Management Board Chairman € 4,000,000) comprises of two components; these components have a multi-year basis of assessment and their amounts are each calculated with the half of the target figure and a respective factor. The first factor depends on our achieved two year average return on equity in comparison to our internal plan for each respective year. The second factor depends on the amount of our two year achieved average return on equity to which a pre-defined multiplier is linked. For the 2010 financial year for the second factor only our 2010 return on equity is considered, as a respective measure for the previous year was not contractually agreed. Extraordinary effects are not taken into account when determining the return on equity which is basis for the factors. The bonus calculated accordingly is limited to 150 % of the target figure (a “cap”). The bonus is not payable if certain previously defined minimum levels are not reached. The calculated bonus may be increased or reduced by up to 50 % especially in consideration of the individual’s contributions and risk-based factors. Accordingly, the maximum bonus may amount to 225 % of the target figure.
The LTPA is based on the performance of the Deutsche Bank share. The LTPA reflects the ratio between our total shareholder return based on a three year period and the corresponding average figure for a select group of comparable companies of six leading banks. Of these, two are from the eurozone, two are from Europe outside the eurozone and another two are from the United States of America (eurozone: Banco Santander and BNP Paribas; Europe outside the eurozone: Barclays and Credit Suisse; USA: Goldman Sachs and J.P. Morgan Chase). The amount of the LTPA to be paid to the Management Board members is based on an individual target figure (full Management Board member € 2,175,000, Management Board Chairman € 4,800,000) and derived from the achieved relative total shareholder return. In case of an over-performance, a limit of 125 % of the target figure applies. If our total shareholder return as described is less than the corresponding average of the group of comparable companies, the disbursal of the LTPA is reduced on a greater than one-to-one basis. If the ratio specified above moves below a defined minimum value, disbursal is fully forfeited.
The amount of the Division Incentive is determined by considering the individual contribution of the Management Board member with such entitlement as well as the performance of the CIB Group Division (e.g., on the basis of net income before taxes), also in relation to peers and set targets, as well as risk aspects (e.g., the development of risk-weighted assets or Value-at-Risk).
Long-Term Incentive
At least 60 % of the variable compensation (bonus, LTPA and if applicable the Division Incentive) is granted as deferred compensation, so that its delivery is spread out over a longer vesting period and it is subject to forfeiture until vesting. A minimum of 50 % of deferred compensation is granted as equity-based compensation (Restricted Equity Awards). The final value of the Restricted Equity Awards depends on the value of the Deutsche Bank share upon their delivery. The part of the deferred compensation that is not equity-based is granted as deferred cash-based compensation (Restricted Incentive Awards).
Both the Restricted Equity Awards and the Restricted Incentive Awards vest in four equal tranches, starting approximately one and a half years after grant and then in intervals of one year, in each case, so that their vesting stretches over a total period of approximately four and a half years. All deferred compensation components (Restricted Equity Awards and Restricted Incentive Awards) have a long-term incentive effect as they are subject to certain forfeiture conditions until they vest. Awards may be forfeited based on a negative Group result, but also due to individual misconduct (e.g., upon a breach of regulations) or individual negative contributions to results. Members of the Management Board are not permitted to limit or cancel out the risk in connection with the deferred compensation components through hedging transactions or other countermeasures.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	106
Holding Periods (Retention Periods)
Once the individual tranches of the Restricted Equity Awards vest, they are subsequently subject to an additional holding period; only after this holding period has expired may the equities of the respective tranche be disposed of. The holding period of the first tranche of the Restricted Equity Awards, which vest after approximately one and a half years, is three years; the holding period of the second tranche of the awards, which vest after approximately two and a half years, is two years; and the holding period of the third and fourth tranches, which vest after approximately three and a half and four and a half years, is one year in each case. Accordingly, Management Board members are first permitted to dispose of the first three tranches of the Restricted Equity Awards approximately four and half years after they are granted, and of the fourth tranche only after approximately five and a half years. Not only until they vest, but also during the holding period, the Restricted Equity Awards are subject to the performance of the Deutsche Bank share and thus depend on a sustained development of long-term value.
Of the portion of the variable compensation that vests immediately, i.e. up to a maximum of 40 % of the total of all variable compensation components, a maximum of 50 % of this is paid out immediately and at least 50 % is granted as equity-based compensation in the form of Equity Upfront Awards. Contrary to the Restricted Equity Awards, the Equity Upfront Awards are not subject to forfeiture conditions; however, they have a holding period of three years, and only after this holding period has expired may the awards be disposed of. During this time, their value is subject to the sustained development of long-term value due to the link to the performance of the Deutsche Bank share.
Restricted Equity Awards and Equity Upfront Awards are granted on the basis of the DB Equity Plan, Restricted Incentive Awards on the basis of the DB Restricted Incentive Plan. For further information on our DB Equity Plan and DB Restricted Incentive Plan see Note 32 “Share-Based Compensation Plans” and Note 33 “Employee Benefits” to the consolidated financial statements.
Limitations
In the event of exceptional developments, the total compensation for each Management Board member, including all variable components, is limited to a maximum amount. A payment of variable compensation elements will not take place if the payment of variable compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.
The foregoing explains the compensation structure applicable to the 2010 financial year. The compensation structure applicable to the 2009 financial year differs in certain aspects and is described in the previous year’s publication. Among other things, for the 2009 financial year, the determination of the bonus was based on the actually achieved return on equity as compared to a pre-defined plan figure, the average value of total shareholder returns for purposes of the former MTI was calculated based on a two-year average, the holding period for both the Restricted Equity Awards and the Restricted Incentive Awards was just below four years, with the Restricted Equity Awards mainly cliff vesting in November 2013 (with a smaller part thereof vesting in nine equal tranches) and the Restricted Incentive Awards vesting in three equal tranches, and additional holding periods did not exist.
Management Board Compensation
In respect of the 2010 financial year, the members of the Management Board received compensation components for their service on the Management Board totaling € 32,434,836 (2009: € 34,174,619). Thereof, € 9,412,500 was base salary (2009: € 5,950,000), € 17,816,227 was performance-related components with long-term incentives (2009: € 18,637,350) and € 5,206,109 was performance-related components without

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	107
long-term incentives (2009: € 9,587,269). In addition, there were other benefits amounting to € 795,338 (2009: € 849,346), so that total compensation of the Management Board members was € 33,230,174 (2009: € 35,023,965) collectively. On an individual basis, the Management Board members received the following compensation components for their service on the Management Board for the years 2010 and 2009.

			Performance-related components
		Non-		with long-term incentives
		performance-			Restricted Equity
		related		Equity Upfront	Award(s)
Members of the Management Board		components	without long-term	Award(s)	(deferred plus
in €		Base salary	incentives[1]	(retention)[2]	retention)[2]	Total
Dr. Josef Ackermann	2010	1,650,000	1,034,322	1,086,038	2,534,089	6,304,449
	2009	1,150,000	1,575,000	–	4,747,500	7,472,500
Dr. Hugo Bänziger	2010	1,150,000	523,428	549,599	824,399	3,047,426
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Michael Cohrs[3]	2010	862,500	577,533	606,410	1,350,943	3,397,386
	2009	600,000	905,428	–	1,546,575	3,052,003
Jürgen Fitschen[4]	2010	1,150,000	507,790	533,180	799,770	2,990,740
	2009	600,000	923,569	–	1,243,125	2,766,694
Anshuman Jain[4]	2010	1,150,000	992,752	1,042,390	4,367,413	7,552,555
	2009	600,000	1,565,428	–	4,884,525	7,049,953
Stefan Krause	2010	1,150,000	539,066	566,019	849,029	3,104,114
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Hermann-Josef Lamberti	2010	1,150,000	507,790	533,180	799,770	2,990,740
	2009	800,000	1,231,425	–	1,657,500	3,688,925
Rainer Neske[4]	2010	1,150,000	523,428	549,599	824,399	3,047,426
	2009	600,000	923,569	–	1,243,125	2,766,694

Total	2010	9,412,500	5,206,109	5,466,415	12,349,812	32,434,836

Total	2009	5,950,000	9,587,269	–	18,637,350	34,174,619

[1]	Immediately paid out.

[2]
The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2011 for the year 2010 to each member of the Management Board was determined by dividing the respective Euro amounts by € 44.42, the XETRA closing price of the DB share as of February 2, 2011. As a result, the number of share awards granted was as follows (rounded): Dr. Ackermann: 24,449 EUA and 57,048 REA, Dr. Bänziger: 12,372 EUA and 18,559 REA, Mr. Cohrs: 13,651 EUA and 30,412 REA, Mr. Fitschen: 12,003 EUA and 18,004 REA, Mr. Jain: 23,466 EUA and 98,320 REA, Mr. Krause: 12,742 EUA and 19,113 REA, Mr. Lamberti: 12,003 EUA and 18,004 REA, and Mr. Neske: 12,372 EUA and 18,559 REA.

[3]
Member of the Management Board from April 1, 2009 until September 30, 2010. Due to U.S. tax rules applicable to Mr. Cohrs the vesting of all awards granted to him for the financial year 2009 was accelerated prior to maturity and the awards were immediately taxed when he left the Bank. The net euro amount of cash awards was booked into a euro account and the net amount of shares was booked into a securities account both blocked in favor of the Bank. They are subject to the payment and forfeiture conditions which already applied to these awards before their premature vesting. This procedure also applies for the awards granted to him for the service performed in the financial year 2010.

[4]	Member of the Management Board since April 1, 2009.
In February 2011, members of the Management Board were granted a total of 401,077 shares in the form of Restricted Equity Awards and Equity Upfront Awards for their performance in 2010 (2009: 405,349 shares in the form of Restricted Equity Awards only).
In accordance with German Accounting Standard 17, any claims resulting from deferred cash compensation subject to further conditions must be disclosed as part of the total compensation only in the financial year of their vesting (i.e., unconditional payout) and not in the year of grant, which also applies now with respect to the presentation of the previous year’s compensation data.
Conditional deferred cash compensation totaling € 12,349,812 was granted to the members of the Management Board as Restrictive Incentive Awards for the 2010 financial year. For each Management Board member such grants vest beginning in August 2012 in four equal annual tranches in a total amount granted as follows:

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	108
Dr. Ackermann € 2,534,089; Dr. Bänziger € 824,399; Mr. Cohrs € 1,350,943 (see note 3 to the table above for procedure); Mr. Fitschen € 799,770; Mr. Jain € 4,367,413; Mr. Krause € 849,029; Mr. Lamberti € 799,770 and Mr. Neske € 824,399.
For the 2009 financial year the members of the Management Board were granted Restricted Incentive Awards totaling € 3,955,007. For each Management Board member such grants vest beginning in February 2011 in three equal annual tranches, in a total amount granted as follows: Dr. Ackermann € 1,925,000; Dr. Bänziger € 268,575; Mr. Cohrs € 130,210 (see note 3 to the table above for procedure); Mr. Fitschen € 201,431; Mr. Jain € 691,210; Mr. Krause € 268,575; Mr. Lamberti €268,575 and Mr. Neske € 201,431.
The following table shows the other non-performance-related benefits for the 2010 and 2009 financial years.

Members of the Management Board	Other benefits
in €	2010	2009
Dr. Josef Ackermann	148,723	154,030
Dr. Hugo Bänziger	54,833	51,388
Michael Cohrs[1]	56,218	39,661
Jürgen Fitschen[2]	130,171	131,111
Anshuman Jain[2]	77,671	52,697
Stefan Krause	136,953	58,267
Hermann-Josef Lamberti	91,505	102,123
Rainer Neske[2]	99,264	260,069

Total	795,338	849,346

[1]	Member of the Management Board from April 1, 2009 until September 30, 2010.

[2]	Member of the Management Board since April 1, 2009.
Management Board members do not receive any compensation for mandates on boards of our subsidiaries.
Pension benefits and transition payments
The members of the Management Board are entitled to a contribution-oriented pension plan. Under this contribution-oriented pension plan, a personal pension account has been set up for each participating member of the Management Board (after appointment to the Management Board). A contribution is made annually by us into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. Under defined conditions, the pension may as well fall due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start. Management Board members entitled to a Division Incentive do not participate in this pension plan.
Based on former contractual agreements individual Management Board members have additional entitlements:
Dr. Ackermann and Mr. Lamberti are entitled, under defined conditions, after they have left the Management Board, to a monthly pension payment of € 29,400 each under a prior pension entitlement.
Dr. Ackermann, Dr. Bänziger and Mr. Lamberti are entitled to a transition payment for a period of six months under defined conditions. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	109
have received over this six months period, if he had left on December 31, 2010 or on December 31, 2009, was for Dr. Ackermann € 2,825,000 and for each of Dr. Bänziger and Mr. Lamberti € 1,150,000.
If Dr. Ackermann and Mr. Lamberti leave office after reaching the age of 60, they are each subsequently entitled, under defined conditions, directly after the end of the six-month transition period, to payment of first 75 % and then 50 % of the sum of his salary and last target bonus, each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Board member reaches his 65th birthday.
The following table shows the annual additions to provisions for obligations regarding pension benefits and transition payments for the years ended December 31, 2010 and December 31, 2009 and the related Defined Benefit Obligation at the respective dates for the individual members of the Management Board. The different sizes of the balances are due to the different length of services on the Management Board, the respective age-related factors, the different contribution rates as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

				Present value of the defined
		Additions to provisions for		benefit obligation for pension
Members of the Management Board[1]		pension benefits and transition		benefits and transition
in €		payments, year ended		payments, end of year
Dr. Josef Ackermann	2010	1,263,161		13,236,187
	2009	–	[3]	11,973,026
Dr. Hugo Bänziger	2010	670,727		2,161,491
	2009	342,949		1,490,764
Jürgen Fitschen[2]	2010	244,364		307,348
	2009	62,984		62,984
Stefan Krause	2010	550,405		825,181
	2009	166,891		274,776
Hermann-Josef Lamberti	2010	1,223,474		11,177,275
	2009	2,488,164		9,953,801
Rainer Neske[2]	2010	461,013		575,398
	2009	114,385		114,385

[1]	Other members of the Management Board are not entitled to such benefits after appointment to the Management Board.

[2]	Member of the Management Board since April 1, 2009.

[3]	No addition to provision required in 2009.
Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 18,083,535 and € 19,849,430 for the years ended December 31, 2010 and 2009, respectively.
Other termination benefits
The Management Board members are principally entitled to receive a severance payment upon a premature termination of their appointment at our initiative, without us having been entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract (compensation calculated on the basis of the annual compensation for the previous financial year).
If a Management Board member departs in connection with a change of control, he is under certain conditions in principle entitled to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	110
The severance payment mentioned before is determined by the Supervisory Board in its reasonable discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.
Expense for Long-Term Incentive Components
The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation granted for service on the Management Board.

Members of the Management Board	Amount expensed
in €	2010	2009
Dr. Josef Ackermann	2,822,092	2,013,402
Dr. Hugo Bänziger	710,357	810,967
Michael Cohrs[1,2]	1,610,543	–
Jürgen Fitschen[2,3]	399,153	–
Anshuman Jain[2,3]	2,227,846	–
Stefan Krause[2]	529,864	–
Hermann-Josef Lamberti	729,448	902,559
Rainer Neske[2,3]	399,153	–

[1]	Member of the Management Board from April 1, 2009 until September 30, 2010.

[2]	No long-term incentive component was granted before 2009 for service on the Management Board.

[3]	Member of the Management Board since April 1, 2009.
Employees
As of December 31, 2010, we employed a total of 102,062 staff members as compared to 77,053 as of December 31, 2009. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.
The following table shows our numbers of full-time equivalent employees as of December 31, 2010, 2009 and 2008.

Employees[1]	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Germany	49,265	27,321	27,942
Europe (outside Germany), Middle East and Africa	23,806	22,031	23,073
Asia/Pacific	17,779	16,518	17,120
North America[2,3]	10,811	10,815	11,947
Central and South America	401	368	374

Total employees[3]	102,062	77,053	80,456

[1]
Full-time equivalent employees; in 2010, the employees of Kazakhstan previously shown in Asia/Pacific were assigned to Europe (outside Germany), Middle East and Africa; numbers for 2009 (6 employees) and 2008 (6 employees) have been reclassified to reflect this.

[2]	Primarily the United States.

[3]
The nominal headcount of The Cosmopolitan of Las Vegas is 4,147 as of December 31, 2010 and is composed of full time and part time employees. It is not part of the full time equivalent employees figures.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	111
The number of our employees increased in 2010 by 25,009 or 32.5 % due to the following factors:
•
The number of Corporate & Investment Bank Group Division staff increased by 1,752 primarily due to the acquisition of parts of ABN AMRO in the Netherlands (1,195). Furthermore, the number of Markets staff increased by 374 as a result of the market recovery.

•	The number of our PCAM staff increased by 21,973 primarily due to the acquisitions of Deutsche Postbank AG in Germany (20,361) and of Sal Oppenheim Group (2,910 as at year end 2010).
•
In Infrastructure, the number of our global service centers staff, in particular in India, the Philippines, Birmingham (U.K.) and Jacksonville (U.S.), increased by approximately 1,200 employees. The headcount in the other infrastructure areas remained, on balance, unchanged from 2009.

The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/Regional Management as of December 31, 2010, 2009 and 2008.
Labor Relations
In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.
Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2010 includes a single payment of € 300 in August 2010 (apprentices € 75) and a pay raise of 1.6 % from January 2011 on. The agreement so far terminates on February 29, 2012. Also concluded by the agreement are a revision of the so called “Rationalisierungsschutzabkommen”, a guideline on implementation

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	112
of staff reductions and other restructuring measures, a declaration on the importance of health protection measures in companies, an extension of the early retirement agreement and a commitment for starting negotiations on new rules for work on Saturdays in 2011.
Our employers’ association negotiates with the following unions:
•
ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

•	Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
•	Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft)
German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are members of unions. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 70%). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25%).
As of December 31, 2010, approximately 33 % of Postbank staff members are civil servants.
Share Ownership
Management Board
As of February 18, 2011 and February 19, 2010, respectively, the current members of our Management Board held the following numbers of our shares and share awards.

		Number of	Number of
Members of the Management Board		shares	share awards[1]
Dr. Josef Ackermann	2011	560,589	259,596
	2010	355,474	197,260
Dr. Hugo Bänziger	2011	55,531	100,520
	2010	36,116	89,402
Jürgen Fitschen	2011	169,008	92,671
	2010	98,339	86,747
Anshuman Jain	2011	457,192	414,906
	2010	338,717	433,046
Stefan Krause	2011	–	71,363
	2010	–	36,049
Hermann-Josef Lamberti	2011	125,291	98,626
	2010	97,740	78,190
Rainer Neske	2011	60,509	90,875
	2010	42,547	75,395

Total	2011	1,428,120	1,128,557	[2]

Total	2010	968,933	996,089

[1]
Including the share awards Mr. Fitschen, Mr. Jain and Mr. Neske received in connection with their employment by us prior to their appointment as member of the Management Board. The share awards listed in the table have different vesting and allocation dates. The last share awards will be allocated in August 2016.

[2]	Thereof 89,904 vested.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	113
To counterbalance the economic disadvantages for share award owners resulting from the capital increase which took place in September 2010, additional share awards were granted. Each Management Board member who was appointed in September 2010 received additional share awards of approximately 9.59 % of his outstanding share awards as of September 21, 2010 of the same category (in total 76,767 share awards for all Management Board members together). The respective share awards are included in the number of share awards for 2011 as presented in the table above.
The current members of our Management Board held an aggregate of 1,428,120 of our shares on February 18, 2011, amounting to approximately 0.16 % of our shares issued on that date. They held an aggregate of 968,933 of our shares on February 19, 2010, amounting to approximately 0.16 % of our shares issued on that date.
The number of shares delivered in 2010 to the members of the Management Board active in 2010 from deferred compensation awards granted in prior years amounted to 726,208.
For more information on share awards in the table above granted under the share plans, see Note 32 “Share-Based Compensation Plans” to the consolidated financial statements.
Supervisory Board
As of February 18, 2011, the current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

	Number of	Number of share
Members of the Supervisory Board	shares	awards
Wolfgang Böhr	30	–
Dr. Clemens Börsig[1]	137,919	–
Dr. Karl-Gerhard Eick	–	–
Alfred Herling	996	10
Gerd Herzberg	–	–
Sir Peter Job	4,000	–
Prof. Dr. Henning Kagermann	–	–
Peter Kazmierczak	122	10
Martina Klee	615	10
Suzanne Labarge	–	–
Maurice Lévy	–
Henriette Mark	525	10
Gabriele Platscher	827	4
Karin Ruck	165	–
Dr. Theo Siegert	–	–
Dr. Johannes Teyssen	–	–
Marlehn Thieme	190	10
Tilman Todenhöfer	1,541	–
Stefan Viertel	54	–
Werner Wenning	–	–

Total	146,984	54

[1]
This does not include 270 Deutsche Bank shares held by a family-owned partnership, a community of heirs, in which Dr. Clemens Börsig has a 25 % interest as well as 16,018 Deutsche Bank shares attributable to a charitable foundation with separate legal capacity, the “Gerhild und Clemens Börsig Jugend- und Sozialstiftung”.

The members of the Supervisory Board held 146,984 shares, amounting to less than 0.02% of our shares as of February 18, 2011.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 6: Directors, Senior Management and Employees	114
As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered them on November 1, 2011.
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
Employee Share Programs
For a description of our employee share programs, please refer to Note 32 “Share-Based Compensation Plans” to the consolidated financial statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 7: Major Shareholders and Related Party Transactions	115
Item 7: Major Shareholders and Related Party Transactions
Major Shareholders
On December 31, 2010, our issued share capital amounted to €2,379,519,078 divided into 929,499,640 no par value ordinary registered shares.
On December 31, 2010, we had 640,623 registered shareholders. The majority of our shareholders are retail investors in Germany.
The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2010.

*	Including Deutsche Bank employees and pensioners
On February 25, 2011, a total of 129,755,594 of our shares were registered in the names of 1,565 shareholders resident in the United States. These shares represented 13.96 % of our share capital on that date. On December 31, 2009, a total of 97,880,565 of our shares were registered in the names of 1,501 shareholders resident in the United States. These shares represented 15.77 % of our share capital on that date.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.
As of February 28, 2011, we have been notified by the following investors that they hold 3 % or more of our shares: Credit Suisse Group, Zurich holds 3.86 % of our shares (via financial instruments) and BlackRock, Inc., New York holds 5.14 % of our shares.
We are neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.
Pursuant to German law and our Articles of Association, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.
We are aware of no arrangements which may at a subsequent date result in a change in control of our company.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 7: Major Shareholders and Related Party Transactions	116
Related Party Transactions
We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to Note 37 “Related Party Transactions” of the consolidated financial statements.
We believe that we conduct all of our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2010 and prior years. None of these transactions is or was material to us.
Among our business with related party companies in 2010, there have been and currently are loans, guarantees and commitments, which totaled € 4.7 billion (including loans of € 4.3 billion) as of January 31, 2011. The increase compared to January 31, 2010 was principally driven by the restructuring of a Leveraged Finance exposure with a single counterparty. Following the restructuring, we held an equity method investment and loans amounting to € 3.5 billion. All these credit exposures
•	were made in the ordinary course of business,
•	were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
•	did not involve more than the normal risk of collectability or present other unfavorable features compared to loans to nonrelated parties.
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
Nonaccrual loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans increased by € 473 million to € 505 million, from January 31, 2010. The largest problem loan amount outstanding during the period from January 1, 2010 to January 31, 2011 was € 508 million. The following table presents an overview of the nonaccrual loans we hold of some of our related parties as of January 31, 2011.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 7: Major Shareholders and Related Party Transactions	117

	Amount	Largest amount
	outstanding	outstanding January		Allowance for loan
	as of January 31,	1, 2010 to January	Provision for loan	losses as of Dec
in € m.	2011	31, 2011	losses in 2010	31, 2010	Nature of the loan and transaction in which incurred
Customer A	1	1	1	1	Uncollateralized shareholder loan bearing interest at 8.5 % per annum. The loan is held at contractual terms but interest accrual has been stopped.
Customer B	217	218	10	10	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer C	123	123	8	8	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer D	44	44	2	2	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer E	42	42	2	2	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer F	37	37	0	0	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer G	14	14	1	1	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer H	9	9	1	5	Comprised of an uncollateralized shareholders loan bearing interest at 12 % per annum. The loan is payable at demand and interest accrual has been stopped.
Customer I	3	3	3	3	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.5 % per annum. The loans are held at contractual terms and interest accrual has been stopped.
Customer J	15	16	0	15	Comprised of a real estate finance loan bearing interest at 6.27 % per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest accrual has been stopped.

Total	505	508	28	48

In the above table, customer A is a subsidiary of ours, customers B to I are investments held at equity accounting and customer J is a shareholding in which we hold a participation of 10 % or more of the voting rights. Nonaccrual loans to customers H and J have been carried forward from the previous year end. All other of these loans became nonaccrual loans during 2010.
We have not disclosed the names of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.
Interests of Experts and Counsel
Not required because this document is filed as an annual report.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 8: Financial Information	118
Item 8: Financial Information
Consolidated Statements and Other Financial Information
Consolidated Financial Statements
See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-5.
Legal Proceedings
General. We and our subsidiaries operate in a legal and regulatory environment that exposes us to significant litigation risks. As a result, we are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Please refer to Note 28 “Provisions” for descriptions of pending legal proceedings that are material as defined in IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability but are not required to be described in the notes to our financial statements pursuant to IAS 37 are described below.
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service (the “IRS”) has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the IRS. The legal proceedings are pending in state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 100 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. A number of other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. Deutsche Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims, though others remain pending against Deutsche Bank. We do not expect these pending legal proceedings and unfiled claims to have a significant effect on our financial position or profitability.
The United States Department of Justice (“DOJ”) conducted a criminal investigation of Deutsche Bank’s participation in tax-oriented transactions that were executed from approximately 1996 through early 2002. On December 21, 2010, Deutsche Bank resolved this investigation, entering into a non-prosecution agreement with the DOJ and a closing agreement with the IRS, pursuant to which Deutsche Bank paid U.S.$553.6 million to the United States government and, among other things, agreed to retain an independent expert to evaluate the implementation and effectiveness of various compliance measures that Deutsche Bank has implemented.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 8: Financial Information	119
allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs’ amended complaints. The extent to which the court granted the motions did not affect any cases in which DBSI is a defendant. Following mediation, a settlement was reached and approved by the trial court on October 6, 2009. On October 23, 2009, an objector filed a Rule 23(f) petition with the Second Circuit, seeking leave to appeal the trial court’s certification of the settlement class in connection with all 310 cases, including the cases in which DBSI was named as a defendant. The plaintiffs objected, and all the underwriter defendants responded, to the petition on November 2, 2009. The petition was subsequently withdrawn and substituted with an appeal of the district court’s order. That appeal is currently pending before the Second Circuit.
Parmalat litigation. Following the bankruptcy of the Italian company Parmalat, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including Deutsche Bank and Deutsche Bank S.p.A. and some of their employees. Trial before the Court of Milan (Second Criminal Section) commenced in January 2008 and is ongoing. The first instance judgment is expected to be handed down during April or May 2011. Prosecutors in Parma have conducted a criminal investigation against various bank employees, including employees of Deutsche Bank, on charges of fraudulent bankruptcy. The trial commenced in September 2009 and is ongoing. One former Deutsche Bank employee entered into a plea bargain in respect of the charges against him in Milan and Parma (most of which related to the period prior to his employment with the Bank) which have accordingly been withdrawn.
Certain retail bondholders and shareholders have alleged civil liability against Deutsche Bank in connection with the above-mentioned criminal proceedings. Deutsche Bank has made a formal settlement offer to those retail investors who have asserted claims against Deutsche Bank. This offer has been accepted by some of the retail investors.
During January 2011, a group of institutional investors (bondholders and shareholders) commenced a civil claim for damages, in an aggregate amount of approximately € 130 million plus interest and costs, in the Milan courts against various international and Italian banks, including Deutsche Bank and Deutsche Bank S.p.A., on allegations of cooperation with Parmalat in the fraudulent placement of securities and of deepening the insolvency of Parmalat. A first hearing is expected to be scheduled for September or October 2011.
Sebastian Holdings. Deutsche Bank AG is in litigation in the United Kingdom and the United States with Sebastian Holdings Inc., a Turks and Caicos company (“SHI”). The dispute arose in October 2008 when SHI accumulated trading losses and subsequently failed to meet margin calls issued by Deutsche Bank AG.
The U.K. action is brought by Deutsche Bank AG to recover approximately U.S.$ 246 million owed by SHI after the termination of two sets of master trading agreements with SHI. In the U.K. action against SHI, the trial court held that it has jurisdiction over Deutsche Bank AG’s suit and rejected SHI’s claim that the U.K. is an inconvenient forum for the case to be heard. SHI appealed those determinations, but its appeals on both determinations were rejected by the Court of Appeal in August 2010. SHI applied to the Supreme Court for leave to appeal the Court of Appeal’s ruling, but the Supreme Court refused SHI’s application.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 8: Financial Information	120
Deutsche Bank AG has also commenced a related restitutionary action in the U.K. against Alexander M. Vik, a Norwegian businessman and the sole director of SHI, and Vik Millahue, a Chilean company, seeking repayment to Deutsche Bank AG of certain funds transferred from SHI’s accounts with Deutsche Bank AG (the “UK Vik action”). The court found that the English courts did not have jurisdiction to hear the UK Vik action and so dismissed it. Deutsche Bank AG is therefore no longer pursuing the UK Vik action.
The U.S. action is a damages claim brought by SHI against Deutsche Bank AG in New York State court, arising out of the same circumstances as Deutsche Bank AG’s suit against SHI in the U.K. and seeking damages of at least U.S. $2.5 billion in an amended complaint. The trial court denied SHI’s request to enjoin Deutsche Bank AG’s suits in the U.K. The trial court denied Deutsche Bank AG’s motion to dismiss or stay the U.S. action in favor of the U.K. action, while granting Deutsche Bank AG’s motion to dismiss SHI’s tort claims but not its contract and quasi-contractual claims. The New York Appellate Division affirmed the trial court’s decision, and the amended complaint was filed after the Appellate Division decision.
Ocala. Deutsche Bank AG is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp., which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank AG has commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America for breach of contract, breach of fiduciary duty, and contractual indemnity resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank AG’s commercial paper investment. Deutsche Bank AG has commenced a separate civil litigation in the United States District Court for the Southern District of New York against Bank of America for conversion of certain mortgages owned by Ocala. There are pending motions by Bank of America to dismiss both actions.
Adelphia Communications Corporation. Certain of Deutsche Bank AG’s affiliates were among numerous financial institutions and other entities that were named as defendants in two adversary proceedings commenced in 2003 by a creditors committee and an equity committee of Adelphia Communications Corporation. In October 2007, the Adelphia Recovery Trust filed an amended complaint consolidating the two adversary proceedings, which was amended again in February 2008. The consolidated suit sought to avoid and recover certain loan payments, including approximately U.S.$50 million allegedly paid to DBSI in connection with margin loans, and sought affirmative damages from defendants collectively based on statutory claims and common law tort claims. The bank defendants filed several motions to dismiss the consolidated complaint, which were granted in part and denied in part. In October 2010, a settlement was reached in which all but one of the bank defendants (including Deutsche Bank’s affiliates) resolved all outstanding claims against them in the adversary proceeding in exchange for a total payment of U.S.$175 million by those bank defendants collectively. The settlement has been approved by the court, and the matter has been dismissed with prejudice as against the settling defendants.
City of Milan. In January 2009, the City of Milan (the “City”) issued civil proceedings in the District Court of Milan (the “Court”) against Deutsche Bank AG and three other banks (together the “Banks”) in relation to a 2005 bond issue by the City (the “Bond”) and a related swap transaction which was subsequently restructured several times between 2005 and 2007 (the “Swap”) (the Bond and Swap together, the “Transaction”). The City seeks damages and/or other remedies on the grounds of alleged fraudulent and deceitful acts and alleged breach of advisory obligations as follows: In respect of the interest rate element of the Swap, the City suggests a permanent restructuring of the Swap and claims (i) € 23.6 million as the difference between sums already paid to date under the existing Swap and what the City would have paid under its suggested structure; and (ii) the difference between the sums yet to be paid under the existing Swap until maturity and what the City would

Deutsche Bank Annual Report 2010 on Form 20-F	Item 8: Financial Information	121
have to pay under its suggested structure. In respect of the credit default element of the Swap, the City claims future reimbursement of any amount it would have to pay under Swap on the occurrence of any credit event or on the occurrence of an early redemption of the credit default element. In the event that the Court does not grant the above damages, the City claims € 88.8 million in respect of alleged “hidden” fees embedded into the Swap and not less than € 150 million as general compensation for damages arising from the Swap. The claims are made jointly and severally against each of the Banks. A first hearing is scheduled for March 9, 2011.
In March 2010, at the Milan Prosecutor’s request, the Milan criminal court approved the criminal indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments are for alleged criminal offences relating to the Transaction, in particular fraud against a public authority. The Milan Prosecutor some time ago seized certain assets of the Banks in anticipation of such a trial, including € 25.1 million in cash from Deutsche Bank. The Milan Prosecutor considers this sum to be equivalent to Deutsche Bank’s proceeds from the alleged fraud, and it is subject to confiscation (and could be increased or reduced) should the judge so decide following the trial. The trial is now underway. It is not possible at this stage to estimate when a verdict will be reached.
KOSPI Index Unwind. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank AG (“Deutsche Bank”) of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following action: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank Group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (“DSK”) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspends the employment of one named employee for six months. There is an exemption to the business suspension to permit DSK to continue acting as liquidity provider for existing derivatives linked securities. The Korean Prosecutor’s Office will now undertake its own investigation to determine whether to indict DSK and/or the relevant employees.
Dividend Policy
We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2010 is € 0.75, compared to dividends paid of € 0.75 for 2009 and € 0.50 for 2008. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 8: Financial Information	122
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
Significant Changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 9: The Offer and Listing	123
Item 9: The Offer and Listing
Offer and Listing Details
Our share capital consists of ordinary shares issued in registered form without par value. Under German law, shares without par value are deemed to have a “nominal” value equal to the total amount of share capital divided by the number of shares. Our shares have a nominal value of € 2.56 per share.
The principal trading market for our shares is the Frankfurt Stock Exchange. Our shares are also traded on the six other German stock exchanges (Berlin, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart) and on the New York Stock Exchange.
We maintain a share register in Frankfurt am Main and, for the purposes of trading our shares on the New York Stock Exchange, a share register in New York.
All shares on German stock exchanges trade in euro. The following table sets forth, for the calendar periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the Frankfurt Stock Exchange and the high, low and period-end quotation for the DAX® (Deutscher Aktienindex) index, the principal German share index. All quotations are based on intraday prices. The DAX is a continuously updated, capital-weighted performance index of 30 major German companies. The DAX includes shares selected on the basis of stock exchange turnover and market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends, as well as for changes in the available free float. Historical share prices prior to October 6, 2010 have been adjusted in the following table to reflect our rights offering and share issuance by multiplying the historical share price by a correction factor of 0.912477.

	Our shares
				Average daily
	Price per share[1]			trading volume
	High	Low	Period-end	(in thousands	DAX®-Index
	(in €)	(in €)	(in €)	of shares)	High	Low	Period-end
Monthly 2011:
February	48.70	42.92	46.58	7,214.70	7,441.82	7,093.91	7,272.32
January	44.70	39.24	43.17	6,846.65	7,180.15	6,835.74	7,077.48

Monthly 2010:
December	40.40	36.92	39.10	6,345.38	7,087.84	6,736.69	6,914.19
November	42.46	35.93	36.60	8,048.75	6,907.61	6,586.01	6,688.49
October	42.93	39.48	41.42	9,294.15	6,668.54	6,115.87	6,601.37
September	46.47	38.71	40.15	12,812.85	6,339.97	5,876.43	6,229.02

Quarterly 2010:
Fourth Quarter	42.93	35.93	39.10	7,898.48	7,087.84	6,115.87	6,914.19
Third Quarter	51.47	38.71	40.15	7,962.86	6,386.97	5,809.37	6,229.02
Second Quarter	55.11	40.95	42.50	8,838.98	6,341.52	5,607.68	5,965.52
First Quarter	53.80	38.51	51.90	7,339.56	6,203.50	5,433.02	6,153.55

Quarterly 2009:
Fourth Quarter	53.05	41.23	44.98	5,728.40	6,026.69	5,312.64	5,957.43
Third Quarter	49.09	37.35	47.73	6,489.66	5,760.83	4,524.01	5,675.16
Second Quarter	45.16	26.73	39.31	8,835.91	5,177.59	3,997.46	4,808.64
First Quarter	29.96	14.00	27.58	12,472.71	5,111.02	3,588.89	4,084.76

Annual:
2010	55.11	35.93	39.10	8,008.98	7,087.84	5,433.02	6,914.19
2009	53.05	14.00	44.98	8,357.53	6,026.69	3,588.89	5,957.43
2008	81.73	16.92	25.33	10,017.38	8,100.64	4,014.60	4,810.20
2007	107.85	74.02	81.36	6,688.40	8,151.57	6,437.25	8,067.32
2006	94.00	73.48	92.23	4,611.36	6,629.33	5,243.71	6,596.92

Note: Data is based on Thomson Reuters and Bloomberg.

1	Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase (correcting factor 0.912477).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 9: The Offer and Listing	124
On February 28, 2011, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system (which we describe below) was € 46.58 per share and the closing quotation of the DAX index was 7,272.32. Our shares represented 6.79 % of the DAX index on that date.
Our shares also trade on the New York Stock Exchange, trading under the symbol “DB”. The following table shows, for the periods indicated, high, low and period-end prices and average daily trading volumes for our shares as reported by the New York Stock Exchange. Unlike the DAX, the New York Stock Exchange does not make adjustments to historical share prices for capital changes, subscription rights or dividends or for changes in the available free float. Accordingly, the following table shows our historical share prices unadjusted prior to October 6, 2010.

	Our shares
				Average daily
	Price per share			trading volume
	High	Low	Period-end	(in number of
	(in U.S.$)	(in U.S.$)	(in U.S.$)	shares)
Monthly 2011:
February	65.77	59.90	64.18	532,515
January	60.75	51.88	58.55	620,619
Monthly 2010:
December	53.97	49.11	52.05	391,425
November	59.61	47.35	47.96	499,588
October	59.43	53.88	57.88	636,550
September	65.50	53.08	54.93	1,127,910
Quarterly 2010:
Fourth Quarter	59.61	47.35	52.05	507,347
Third Quarter	74.60	53.08	54.93	760,817
Second Quarter	82.16	54.15	56.16	1,014,973
First Quarter	78.80	57.78	76.87	480,743
Quarterly 2009:
Fourth Quarter	84.93	68.94	70.91	267,601
Third Quarter	80.00	56.74	76.77	455,538
Second Quarter	70.37	39.86	61.00	1,215,497
First Quarter	44.80	21.15	40.65	1,242,596
Annual:
2010	82.16	47.35	52.05	692,187
2009	84.93	21.15	70.91	788,316
2008	130.79	22.45	40.69	532,772
2007	159.73	120.02	129.41	227,769
2006	134.71	97.18	133.24	119,515
For a discussion of the possible effects of fluctuations in the exchange rate between the euro and the U.S. dollar on the price of our shares, see “Item 3: Key Information – Exchange Rate and Currency Information.”
You should not rely on our past share performance as a guide to our future share performance.
Plan of Distribution
Not required because this document is filed as an annual report.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 9: The Offer and Listing	125
Frankfurt Stock Exchange
Deutsche Börse AG operates the Frankfurt Stock Exchange, the most significant of the seven German stock exchanges. According to the World Federation of Exchanges, Deutsche Börse AG was the eighth largest stock exchange in the world in 2010 measured by total value of share trading, after NASDAQ, the NYSE Euronext (U.S.), Shanghai, Tokyo, Shenzen, London and NYSE Euronext (Europe).
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
Dilution
Not required because this document is filed as an annual report.
Expenses of the Issue
Not required because this document is filed as an annual report.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	126
Item 10: Additional Information
Share Capital
Not required because this document is filed as an annual report.
Memorandum and Articles of Association
For information regarding our Articles of Association, please refer to the discussion under the corresponding section of our Annual Report on Form 20-F for the year ended December 31, 2008, which discussion we hereby incorporate by reference into this document. In considering such discussion, please note that the authorization to increase share capital under the German Financial Market Stabilization Act of 2008 was effective through December 31, 2010 and the amendment to the German Foreign Trade Act providing for review of acquisitions of 25 % or more of the voting rights in a German company became effective in 2009. Copies of our Articles of Association are publicly available at the Commercial Register in Frankfurt am Main, and an English translation is filed as Exhibit 1.1 to this Annual Report. For more information on provisions of our Articles of Association relating to our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.” For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”
Material Contracts
In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.
Exchange Controls
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. Currently, these European Union regulations relate to persons of or in Myanmar (Burma), Côte d’Ivoire, the Democratic Republic of Congo (Zaire), Eritrea, Guinea, Iran, Iraq, Liberia, Libya, North Korea, Somalia, Sudan and Zimbabwe, as well as persons associated with terrorism, the Taliban, Slobodan Milosevic, the deceased former president of Serbia and Yugoslavia, and other persons indicted by the International Criminal Tribunal for the former Yugoslavia, and President Alexander Lukashenko and certain other officials of Belarus and Tunisia.
In addition, Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran requires that transfers of funds from or to Iranian persons, entities or bodies that exceed €10,000 (or the equivalent in a foreign currency) shall be notified in advance in writing to the Bundesbank. If the amount to be transferred exceeds €40,000 (or the equivalent in a foreign currency), a prior authorization of the Bundesbank is required.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	127
With some exceptions, corporations or individuals residing in Germany are required to report to the Bundesbank any payment received from, or made to or for the account of, a nonresident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency). This reporting requirement is for statistical purposes.
Subject to the above-mentioned exceptions, there are currently no German laws, decrees or regulations that would prevent the transfer of capital or remittance of dividends or other payments to our shareholders who are not residents or citizens of Germany.
There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, certain reporting obligations apply and the investment may become subject to review by the BaFin and other competent authorities. See “Item 10: Additional Information – Memorandum and Articles of Association – Notification Requirements” in our Annual Report on Form 20-F for the year ended December 31, 2008.
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

•	not also a resident of Germany for German tax purposes; and
•	not subject to “anti-treaty shopping” articles under German domestic law or the Treaty that apply in limited circumstances.
The Treaty benefits discussed below generally are not available to shareholders who hold shares in connection with the conduct of business through a permanent establishment in Germany. The summary does not discuss the treatment of those shareholders.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	128
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
The gross amount of dividends that a U.S. resident receives (which includes amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15 % rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal income tax liability or, at its election, may be deducted in computing taxable income. Thus, for a declared dividend of 100, a U.S. resident will be deemed to have paid German taxes of 15. A U.S. resident cannot claim credits for German taxes that would have been refunded to it if it had filed a claim for refund. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions. The creditability of foreign withholding taxes may be limited in certain situations, including where the burden of foreign taxes is separated inappropriately from the related foreign income.
Subject to certain exceptions for short-term and hedged positions, dividends received before January 1, 2013 by certain non-corporate U.S. shareholders will be subject to taxation at a maximum rate of 15 % if the dividends are “qualified dividends.” Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valuation of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2009 or December 31, 2010. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2011, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies are unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	129
withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.
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
A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at http://www.irs.gov.
The former simplified refund procedure for U.S. residents by the Depository Trust Company has been revoked and is not available for dividends received after December 31, 2008. Instead an IT-supported quick-refund procedure is available (“Datenträgerverfahren – DTV”/“Data Medium Procedure – DMP”) for dividends received after December 31, 2008. If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must provide specified information to the DMP participant and confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf.
The refund beneficiaries also must provide a “certification of filing a tax return” on IRS Form 6166 with the DMP participant.
The German tax authorities reserve the right to audit the entitlement to tax refunds for several years following their payment pursuant to the Treaty in individual cases. The DMP participant must assist with the audit by providing the necessary details or by forwarding the queries to the respective refund beneficiaries/shareholders.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	130
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
United States Information Reporting and Backup Withholding
Dividends and payments of the proceeds on a sale of shares, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the U.S. resident (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies (on IRS Form W-9) that no loss of exemption from backup withholding has occurred.
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
Shareholders may be subject to other U.S. information reporting requirements. Shareholders should consult their own advisors regarding the application of U.S. information reporting rules in light of their particular circumstances.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 10: Additional Information	131
Dividends and Paying Agents
Not required because this document is filed as an annual report.
Statement by Experts
Not required because this document is filed as an annual report.
Documents on Display
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. You may inspect and copy these materials, including this document and its exhibits, at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and at 3 World Financial Center, Suite 400, New York, New York, 10281-1022. You may obtain copies of the materials from the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov under File Number 001-15242. In addition, you may visit the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 to inspect material filed by us.
Subsidiary Information test
Not applicable.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	132
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
Effective December 3, 2010, Deutsche Bank consolidated Deutsche Postbank Group (“Postbank”). The following section on qualitative and quantitative risk disclosures provides a comprehensive view on the risk profile of Deutsche Bank Group, after consolidation of Postbank. In particular, the quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting date December 31, 2010 or the respective reporting period from December 3, 2010. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.
Postbank currently conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. It is intended to increase the convergence of risk management principles across Deutsche Bank Group and Postbank over time. This also responds to regulatory requirements that are applicable to Deutsche Bank AG as the parent company of the combined group.
Risk Management Executive Summary
The overall focus of Risk and Capital Management in 2010 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting the Group’s strategic initiatives under phase 4 of our management agenda. This approach is reflected across the different risk metrics summarized below.
Credit Risk
•
Diligent adherence to our core credit principles of proactive and prudent risk management, coupled with the economic recovery in our key markets in 2010 has resulted in lower credit losses and further improved quality of our non-Postbank credit portfolio. This has been achieved by stringent application of our existing risk management philosophy of strict underwriting standards, active concentration risk management and risk mitigation strategies including collateral, hedging, netting and credit support arrangements.

•
Our provision for credit losses in 2010 was € 1.3 billion which is significantly lower than € 2.6 billion in 2009. The € 1.3 billion in 2010 included € 278 million of new provisions relating to assets reclassified in accordance with IAS 39. Our provision for non IAS 39 assets in 2010 also declined during the year to € 996 million (including € 56 million of Postbank related provisions in 2010) compared to € 1.4 billion in 2009.

•
The portion of our corporate loan book carrying an investment-grade rating improved from 61 % at December 31, 2009 to 69 % at December 31, 2010, reflecting positive rating migration and the first-time inclusion of Postbank positions.

•	Excluding acquisitions, the loan portfolio grew by 3 % or € 8 billion whilst adhering to strict risk/reward requirements.
•	With the consolidation of Postbank on December 3, 2010, our loan portfolio increased by € 129 billion, principally in German retail loans but also including € 15 billion commercial real estate loans.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	133
Market Risk
•	In 2010, we continued to increase the number and specialization of our Market Risk Management staff.
•
The economic capital usage for trading market risk totaled € 6.4 billion at year-end 2010 compared with € 4.6 billion at year-end 2009. The increase reflected methodology changes and more conservative liquidity assumptions. This was partially offset by a reduction in our legacy (trading) credit exposure.

•
The decrease in average value-at-risk in 2010 was driven primarily by reduced risk taking and lower historical volatilities. In addition our trading business continued to recalibrate the business model towards taking less risk in illiquid or complex exposures.

Operational Risk
•	Operational risk economic capital usage increased by € 189 million, or 5%, to € 3.7 billion as of December 31, 2010. The increase is fully explained by acquisitions.
Liquidity Risk
•	Liquidity Reserves (excluding Postbank) exceeded € 145 billion as of December 31, 2010.
•	2010 issuance activities amounted to € 22.9 billion as compared to a planned € 19 billion (excluding Postbank).
•	The Postbank acquisition added significant stable funding sources.
Capital Management
•	We successfully completed the capital increase in October 2010 with net proceeds of € 10.1 billion.
•	The Core Tier 1 capital ratio, which excludes hybrid instruments, was 8.7 % at the end of 2010, at the same level as at the end of 2009.
•	Tier 1 capital ratio was 12.3 % at the end of 2010, compared to 12.6 % at the end of 2009, and substantially above our published target level of at least 10.0%.
•	Risk-weighted assets were up by € 73 billion to € 346 billion at the end of 2010, mainly due to the consolidation of Postbank.
Balance Sheet Management
•
As of December 31, 2010, our leverage ratio according to our target definition was 23 at the same level as at the end of 2009, and below our leverage ratio target of 25. The impact from our acquisitions on our total assets was fully compensated for by the impact of our rights issue on the applicable equity.

Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles, organizational structures as well as measurement and proactive monitoring processes that are closely aligned with the activities of our group divisions. The importance of strong risk and capital management and the continuous need to refine these practices became particularly evident during the financial market crisis. While we continuously strive to improve our risk and capital management, we may be unable to anticipate all market developments, in particular those of an extreme nature.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	134

Risk and Capital Management Principles
The following key principles underpin our approach to risk and capital management:
•	Our Management Board provides overall risk and capital management supervision over our consolidated Group. Our Supervisory Board regularly monitors our risk and capital profile.
•
We manage credit, market, liquidity, operational, business and reputational risks as well as our capital in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.

•	The structure of our integrated Legal, Risk & Capital function is closely aligned with the structure of our group divisions.
•	The Legal, Risk & Capital function is independent of our group divisions.
Comparable risk management principles are in place at Postbank reflected in its own organizational setup.
Risk and Capital Management Organization
The following chart provides a schematic overview of the risk management governance structure of the Deutsche Bank Group.

Risk and Capital Management – Schematic Overview of Governance Structure at Group Level

Supervisory Board
Risk Committee of the Supervisory Board
Regular monitoring of risk and capital profile
Chair: Dr. Clemens Börsig
Management Board
Management Board
Overall risk and capital management supervision
Chief Risk Officer: Dr. Hugo Bänziger
Risk Executive Committee *)
Management of Legal, Risk & Capital function
Chair: Dr. Hugo Bänziger
Voting Members: Senior Risk Managers
Non-Voting Members: Senior Representatives from Group Audit, Loan Exposure Management Group and Research
Capital and Risk Committee *)
Planning of Capital, Funding & Liquidity
Chair: Dr. Hugo Bänziger
Voting Members: Chief Financial Officer and Senior Risk Managers
Non-Voting Members: Global Business Heads and Head of Group Strategy & Planning
Risk Management Functions

*) Supported by several Sub-Committees

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	135
Our Chief Risk Officer, who is a member of our Management Board, is responsible for our Group-wide credit, market, operational, liquidity, business, legal and reputational risk management. Additionally our Chief Risk Officer is responsible for capital management activities and heads our integrated Legal, Risk & Capital function.
Two functional committees, which are both chaired by our Chief Risk Officer, are central to the Legal, Risk & Capital function.
•
Our Risk Executive Committee is responsible for management and control of the aforementioned risks across our consolidated Group. To fulfill this mandate, the Risk Executive Committee is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees and the Group Reputational Risk Committee.

•
The responsibilities of the Capital and Risk Committee include risk profile and capital planning, capital capacity monitoring and optimization of funding. It also supervises our non-traded market risk exposures.

Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees as proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size of the strategic investment it may require approval from the Group Investment Committee, the Management Board or even the Supervisory Board. The development of the strategic investments is monitored by the Group Investment Committee on a regular basis.
Dedicated Legal, Risk & Capital units are established with the mandate to:
•	Ensure that the business conducted within each division is consistent with the risk appetite that the Capital and Risk Committee has set within a framework established by the Management Board;
•	Formulate and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each division;
•	Approve credit, market and liquidity risk limits;
•	Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
•	Develop and implement risk and capital management infrastructures and systems that are appropriate for each division.
The heads of our Legal, Risk & Capital units, who are members of our Risk Executive Committee, are responsible for the performance of the risk management units and report directly to our Chief Risk Officer.
Our Finance and Audit departments operate independently of both the group divisions and of the Legal, Risk & Capital function. The role of the Finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our Audit department performs risk-oriented reviews of the design and operating effectiveness of our system of internal controls.
Postbank’s Group-wide risk management organization independently measures and evaluates all key risks and their drivers. During 2010 the Chief Risk Officer had a direct reporting line to the Management Board of Postbank. Effective March 1, 2011, Postbank’s Chief Risk Officer role has been established at Management Board level.
The key risk management committees of Postbank, in all of which Postbank’s Chief Risk Officer is a voting member, are:

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	136
•	The Bank Risk Committee (newly established in 2010), which advises Postbank’s Management Board with respect to the determination of overall risk appetite and risk allocation.
•	The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework.
•	The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank’s banking book and the management of liquidity risk.
•	The Operational Risk Committee which defines the appropriate risk framework as well as the capital allocation for the individual business areas.

Risk and Capital Strategy
The risk and capital strategy is developed annually through an integrated process, led by the Legal, Risk & Capital function together with the group divisions and the Finance function, ensuring Group-wide alignment of risk and performance targets. The strategy is ultimately presented to, and approved by, the Management Board. Subsequently, this plan is also presented to, and discussed with, the Risk Committee of the Supervisory Board.
Our risk appetite is set for various parameters and different levels of the Group. Performance against these targets is monitored regularly and a report on selected important and high-level targets is brought to the direct attention of the Chief Risk Officer, the Capital and Risk Committee and/or the Management Board. In case of a significant deviation from the targets, it is the responsibility of the divisional legal, risk & capital units to bring this to the attention of their superiors and ultimately the Chief Risk Officer if no immediate mitigation or future mitigation strategy can be achieved on a subordinated level.
Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.
At Postbank, similar fundamental principles are in place with Postbank’s Management Board being responsible for Postbank’s risk profile and risk strategy, and regularly reporting thereon to the Supervisory Board of Postbank. Starting in 2011, Postbank’s capital demand is reflected in the consolidated Group’s risk and capital strategy.

Categories of Risk
As part of our business activities, we face a variety of risks, the most significant of which are described further below in dedicated sections, starting with credit risk. These risks can be categorized in a variety of ways. From a regulatory perspective, we hold regulatory capital against three types of risk: credit risk, market risk and operational risk. As part of our internal capital adequacy assessment process we calculate the amount of economic capital that is necessary to cover the risks generated from our business activities. We also calculate and monitor liquidity risk, which we manage via a separate risk management framework.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit Market and Other Risk	137
Credit Risk
Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute (see further below in the more detailed credit risk section). These transactions are typically part of our traditional non-traded lending activities (such as loans and contingent liabilities), or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements) or are related to our positions in traded credit products (such as bonds). This latter risk, which we call “Traded Default Risk” is managed using both credit and market risk parameters. We distinguish between three kinds of credit risk:
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
Market Risk
Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility. In our risk management processes we further distinguish market risk into:
•	Trading market risk, which arises primarily through the market-making and trading activities in the various cash and derivative markets.
•
Nontrading market risk, which arises from assets and liabilities that are typically on our books for a longer period of time (i.e. non-consolidated strategic investments, alternative asset investments, sight and saving deposits, and equity compensation), but where the inherent value is still dependent on the movement of financial markets and parameters. We include risk from the modeling of the duration of sight and saving deposits and risk from our Deutsche Bank Bauspar business in nontrading market risk. In addition, we also include equivalent risks that Postbank categorizes as business and collective risks, respectively.

Operational Risk
Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business and reputational risk.
Liquidity Risk
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
Beyond the above risks, there are a number of further risks, such as reputational risk, insurance-specific risk and concentration risk. They are substantially related to one or more of the above risk types.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	138
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

Insurance Specific Risk
Our exposure to insurance risk relates to Abbey Life Assurance Company Limited (ALAC) and the defined benefit pension obligations of Deutsche Bank Group. In our risk management framework, we consider insurance-related risks primarily as non-traded market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks.
•
Longevity risk. The risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products. For risk management purposes, monthly stress testing and economic capital allocation are carried out for both ALAC and the defined benefit pension obligation as part of our market risk framework and process. For ALAC, reinsurance is the primary method of mitigation of longevity risk. Mortality experience investigations and sensitivities of the obligations to changes in longevity are provided by ALAC and the global scheme actuary TowersWatson on an annual basis.

•	Mortality and morbidity risks. The risks of a higher or lower than expected number of death or disability claims on assurance products and of an occurrence of one or more large claims.
•	Expenses risk. The risk that policies cost more or less to administer than expected.
•	Persistency risk. The risk of a higher or lower than expected percentage of lapsed policies.
To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.
Concentration Risk
Risk Concentrations are not an isolated risk type but are broadly integrated in the management of credit, market, operational and liquidity risks. Risk concentrations refer to a bank’s loss potential through unbalanced distribution of dependencies on specific risk drivers. Risk concentrations are encountered within and across counterparties, regions/countries, industries and products, impacting the aforementioned risks. Risk concentrations are actively managed, for instance by entering into offsetting or risk-reducing transactions. Management of risk concentration across risk types involves expert panels, qualitative assessments, quantitative instruments (such as economic capital and stress testing) and comprehensive reporting.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	139
Risk Management Tools
We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:
•
Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk including traded default risk, for operational risk and for general business risk. We continuously review and enhance our economic capital model as appropriate. Notably during the course of 2009 and 2010 we revised the correlation model underlying our credit risk portfolio model to align it more closely with observable default correlations. In addition, the model is now capable of deriving our loss potential for multiple time steps, which is expected to enable it to also determine the regulatory Incremental Risk Charge going forward. Within our economic capital framework we capture the effects of rating migration as well as profits and losses due to fair value accounting. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and unamortized other intangible assets) in order to allocate our book capital among our businesses. This enables us to assess each business unit’s risk-adjusted profitability, which is a key metric in managing our financial resources. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. For consolidation purposes Postbank economic capital has been calculated on a basis consistent with Deutsche Bank methodology, however, limitations in data availability may lead to portfolio effects that are not fully estimated and thereby resulting in over or under estimation. See “Overall Risk Position” below for a quantitative summary of our economic capital usage.

Following a similar concept, Postbank also quantifies its capital demand arising from severe unexpected losses, referring to it as “risk capital”. In doing so, Postbank uses uniform parameters to measure individual risks that have been classified as material. These parameters are oriented on the value-at-risk approach, using the loss (less the expected gain or loss) that will not be exceeded for a 99.93 % level of probability within the given holding period which is usually one year but for market risk set at 90 days.

•
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	140
defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated, using pre-determined correlations) in that portfolio.

At Postbank, the value-at-risk approach is used for both the trading book and the banking book. Postbank has laid down the material foundation to apply the internal market risk model used to measure and manage market risk in order to determine the capital requirements for market risk in accordance with the German Regulation on Solvency (“SolvV”) subsequent to regulatory approval.

•
Stress testing. We supplement our analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from volatile market conditions in the past using an algorithm, and the estimated correlations proved to be essentially consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. In 2010, we completed the implementation of our group wide stress testing framework across the different risk types, which also comprise reverse stress tests, i.e. an analysis that develops a scenario which makes the business model unviable.

At Postbank all material and actively managed risk categories (credit, market, liquidity and operational risks) are subject to defined stress tests.
•
Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note 36 “Regulatory Capital” of the consolidated financial statements.

Credit Risk
We measure and manage our credit risk following the below philosophy and principles:
•
The key principle of credit risk management is client due diligence, which is aligned with our country and industry portfolio strategies. Prudent client selection is achieved in collaboration with our business line counterparts as a first line of defense. In all our group divisions consistent standards are applied in the respective credit decision processes.

•
We actively aim to prevent undue concentration and long tail-risks (large unexpected losses) by ensuring a diversified and marketable credit portfolio, effectively protecting the bank’s capital in all market conditions. Client, industry, country and product-specific concentrations are actively assessed and managed against our risk appetite.

•
We aim to avoid large directional credit risk on a counterparty and portfolio level by applying stringent underwriting standards combined with a pro-active hedging and distribution model and collateralization of our hold portfolio where feasible.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	141
•
We are selective in taking outright cash risk positions unless secured, guaranteed and/or adequately hedged. Exceptions to this general principle are lower risk, short-term transactions and facilities supporting specific trade finance requests as well as low risk businesses where the margin allows for adequate loss coverage.

•	We aim to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.
•
Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level. We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.

•
We measure and consolidate all our credit exposures to each obligor on a global basis that applies across our consolidated Group, in line with regulatory requirements of the German Banking Act (Kreditwesengesetz).

Postbank has comparable uniform standards in place.
Credit Risk Ratings
A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the Advanced Internal Rating Based Approach under Basel II rules. Our rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of securitized receivables are rated on a pool basis.
In our retail business, creditworthiness checks and counterparty ratings of the homogenous portfolio are derived by utilizing an automated decision engine. The decision engine incorporates quantitative aspects (e.g. financial figures), behavioral aspects, credit bureau information (such as SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the creditworthiness of the borrower and, after consideration of collateral evaluation, the expected loss as well as the further course of action required to process the ultimate credit decision. The established rating procedures we have implemented in our retail business are based on multivariate statistical methods and are used to support our individual credit decisions for this portfolio as well as managing the overall retail portfolio.
The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.
Postbank makes use of internal rating systems authorized for use within the Foundation Internal Rating Based Approach under Basel II. Similar to us all internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.
Credit Limits and Approval
Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty we consider the counterparty’s credit quality by reference to its internal credit rating. Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit authority is generally assigned to individuals as personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	142
on a periodic basis to ensure that they are adequate to the individual performance of the authority holder. The results of the review are presented to the Group Credit Policy Committee and reported to the Risk Executive Committee.
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
At Postbank comparable credit limit standards are in place.

Credit Risk Mitigation
In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants, described more fully below, are applied in the following forms:
•	Collateral held as security to reduce losses by increasing the recovery of obligations.
•	Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Loan Exposure Management Group.
•	Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral Held as Security for Loans
We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. We also regularly agree on collateral to be received from borrowers in our lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it does not replace the necessity of high quality underwriting standards.
We segregate collateral received into the following two types:
•
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

•
Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of Credit, insurance contracts, export credit insurance, guarantees and risk participations typically fall into this category.

Risk Transfers
Risk transfers to third parties form a key part of our overall risk management process and are executed in various forms, including outright sales, single name and portfolio hedging, and securitizations. Risk transfers are conducted by the respective business units and by our Loan Exposure Management Group (“LEMG”), in accordance with specifically approved mandates.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	143
LEMG focuses on managing the residual credit risk of loans and lending-related commitments of the international investment-grade portfolio and the medium-sized German companies’ portfolio within our Corporate & Investment Bank Group Division.
Acting as a central pricing reference, LEMG provides the respective Corporate & Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.
LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:
•	to reduce single-name and industry credit risk concentrations within the credit portfolio and
•
to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, default insurance coverage and single-name and portfolio credit default swaps.

Netting and Collateral Arrangements for Derivatives
In order to reduce the credit risk resulting from OTC derivative transactions, where OTC clearing is not available, we regularly seek the execution of standard master agreements (such as master agreements for derivatives published by the International Swaps and Derivatives Association, Inc. (ISDA) or the German Master Agreement for Financial Derivative Transactions) with our clients. A master agreement allows the netting of rights and obligations arising under derivative transactions that have been entered into under such master agreement upon the counterparty’s default, resulting in a single net claim owed by or to the counterparty (“close-out netting”). For parts of the derivatives business (e.g., foreign exchange transactions) we also enter into master agreements under which we set off amounts payable on the same day in the same currency and in respect to transactions covered by such master agreements (“payment netting”), reducing our settlement risk. In our risk measurement and risk assessment processes we apply netting only to the extent we have satisfied ourselves of the legal validity and enforceability of the master agreement in all relevant jurisdictions.

Also, we enter into credit support annexes (“CSA”) to master agreements in order to further reduce our derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty’s failure to honor a margin call. As with netting, when we believe the annex is enforceable, we reflect this in our exposure measurement.
Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party’s rating downgrade. We analyze and monitor potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis.

In order to reduce the credit risk resulting from OTC derivative transactions, Postbank regularly seeks the execution of standard master agreements (such as the German Master Agreement for Financial Derivative Transactions). Postbank applies netting only to the extent it has satisfied itself of the legal validity and enforceability of the master agreement in all relevant jurisdictions. In order to further reduce its derivatives-related credit risk, Postbank has entered into CSAs to master agreements with most of the key counterparties in its financial markets portfolio. As with netting, when Postbank believes the annex is enforceable, it reflects this in its capital requirements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	144
For purposes of calculating the regulatory requirements for its derivatives exposures Postbank uses the current exposure method, i.e. calculates its exposure at default as the sum of the positive fair value of its derivatives transactions and the regulatory add-ons.
In singular cases, Postbank agreed to clauses in its CSAs to the master agreements which require it to increase its collateral upon the event of an external rating downgrade for Postbank. The rating downgrade by Moody’s (from Aa3 to A1) in the first half of 2010 had, however, no direct effect on the amount of collateral to be provided and therefore did not impact Postbank’s risk-bearing capacity.

Monitoring Credit Risk
Ongoing active monitoring and management of credit risk positions is an integral part of our credit risk management activities. Monitoring tasks are primarily performed by the divisional risk units in close cooperation with our portfolio management function.
Credit counterparties are allocated to credit officers within specified divisional risk units which are aligned to types of counterparty (such as Financial Institution or Corporate). The individual credit officers within these divisional risk units have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watchlist. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.
At Postbank largely similar processes are in place.
A key focus of our credit risk management approach is to avoid any undue concentrations in our portfolio. Significant concentrations of credit risk could be derived from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level. Our portfolio management framework provides a direct measure of concentrations within our credit risk portfolio.
Managing industry and country risk are key components of our overall concentration risk management approach for non-Postbank portfolios. Settlement risk is also considered as part of our overall credit risk management activities.
In 2010 Postbank enhanced the management of concentrations in the credit area by systematically identifying credit concentration on the level of a single counterparty as well as on a sectoral level (e.g. industry sector, regions, collateral types).

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	145
Industry Risk Management
To manage industry risk, we have grouped our Corporate and Financial Institutions counterparties into various industry sub-portfolios. For each of these sub-portfolios an “Industry Batch report” is prepared usually on an annual basis. This report highlights industry developments and risks to our credit portfolio, reviews concentration risks and incorporates an economic downside stress test. This analysis is used to define strategies for both our industry portfolio, and individual counterparties within the portfolio based on their risk/reward profile and potential.
The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is constantly monitored during the year and is compared to the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to take action if necessary.

Country Risk Management
Avoiding undue concentrations also from a regional perspective is an integral part of our credit risk management framework. We manage country risk through a number of risk measures and limits, the most important being:
•
Total counterparty exposure. All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events (“country risk event”). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.

•
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

•	Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.
Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:
•	Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
•	Transfer risk rating. A measure of the probability of a “transfer risk event.”
•	Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.
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
We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	146
Country Risk limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Cross Risk Review Committee, a sub-committee of our Risk Executive Committee pursuant to delegated authority.
We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our finance function. Our Group Credit Policy Committee also reviews data on transfer risk.
Important elements of the country risk management at Postbank are country risk ratings and country risk limits. Ratings are reviewed and adjusted if required by means of a rating tool on a monthly basis. Country risk limits and sovereign risk limits for all relevant countries are approved by the Management Board annually. Loans are charged to the limits with their gross nominal amounts and allocated to individual countries based on the country of domicile of the borrower.

Settlement Risk Management
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
Where no such settlement system exists, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Credit Risk Tools – Economic Capital for Credit Risk
We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. For December 31, 2010, we included Postbank in our calculation of economic capital usage, which has been calculated on a basis consistent with Deutsche Bank methodology. Limitations in data availability, however, may result in portfolio effects that are not fully estimated and thereby resulting in over- or underestimation.
Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modeled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modeled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non default scenarios) are modeled after the fact by applying our own alpha factor determined for our use of the

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	147
Basel II Internal Models Method. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.
Employing a similar approach, Postbank calculates a credit value-at-risk (“CVaR”) at 99.93 % confidence over a one year time horizon for all Postbank exposures subject to credit risk.
Credit Exposures
Counterparty credit exposure arises from our traditional non-trading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives, FX forwards and Forward Rate Agreements. A default risk also arises from our positions in traded credit products such as bonds.
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

in € m.[1]	Dec 31, 2010	Dec 31, 2009
Due from banks	17,157	9,346
Interest-earning deposits with banks	92,377	47,233
Central bank funds sold and securities purchased under resale agreements	20,365	6,820
Securities borrowed	28,916	43,509
Financial assets at fair value through profit or loss[2]	1,026,494	900,800
Financial assets available for sale[2]	48,587	14,852
Loans[3]	411,025	261,448
Other assets subject to credit risk	61,441	52,457
Financial guarantees and other credit related contingent liabilities[4]	68,055	52,183
Irrevocable lending commitments and other credit related commitments[4]	123,881	104,125

Maximum exposure to credit risk	1,898,297	1,492,773

[1]	All amounts at carrying value unless otherwise indicated.

[2]	Excludes equities, other equity interests and commodities.

[3]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.

[4]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.
Included in the category of financial assets at fair value through profit or loss as of December 31, 2010, were € 109 billion of securities purchased under resale agreements and € 28 billion of securities borrowed, both with limited net credit risk as a result of very high levels of collateral, as well as debt securities of € 171 billion that are over 83 % investment grade. The above mentioned financial assets available for sale category primarily reflected debt securities of which more than 83 % were investment grade.

The increase in maximum exposure to credit risk for December 31, 2010 was predominantly driven by acquisitions, which accounted for € 235 billion exposure as of December 31, 2010, thereof € 211 billion relating to Postbank. A significant proportion of Postbank’s contribution was reflected in the loans category.
Excluding acquisitions, the maximum exposure to credit risk increased by € 171 billion largely within the interest earning deposits with banks, and financial assets at fair value through profit and loss categories.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	148
In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities and over-the-counter (“OTC”) derivatives:
•	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
•	“Irrevocable lending commitments” consist of the undrawn portion of irrevocable lending-related commitments.
•	“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
•
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

			Irrevocable lending
Credit risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by region	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Germany	207,129	105,297	24,273	14,112	15,758	12,126	3,018	3,455	250,178	134,990
Western Europe (excluding Germany)	110,930	81,954	30,239	27,006	18,019	13,128	22,213	21,081	181,401	143,169
Eastern Europe	8,103	6,986	1,844	1,306	1,319	1,428	836	690	12,102	10,410
North America	54,887	45,717	59,506	55,337	22,063	17,018	26,765	30,805	163,221	148,877
Central and South America	4,121	3,325	575	214	1,427	777	1,792	831	7,915	5,147
Asia/Pacific	23,562	16,921	6,651	5,793	8,532	7,086	7,247	7,060	45,992	36,860
Africa	961	947	419	233	911	620	421	458	2,712	2,258
Other[4]	1,332	301	373	124	27	–	13	160	1,745	585

Total	411,025	261,448	123,880	104,125	68,056	52,183	62,305	64,540	665,266	482,296

[1]	Includes impaired loans amounting to €6.3 billion as of December 31, 2010 and €7.2 billion as of December 31, 2009.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of €4.5 billion as of December 31, 2010 and €2.9 billion as of December 31, 2009.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.

[4]	Includes supranational organizations and other exposures that we have not allocated to a single region.

Our largest concentrations of credit risk within loans from a regional perspective were in Western Europe and North America, with a significant share in households. The concentration in Western Europe was principally in our home market Germany, which includes most of our mortgage lending business. Within the OTC derivatives business our largest concentrations were also in Western Europe and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.
The increase in loans at the end of 2010 was predominantly due to the first time inclusion of Postbank. Postbanks total contribution to our loan exposure at December 31, 2010, was €129 billion, with the vast majority being concentrated in the German region (€103 billion).
As of December 31, 2010, credit risk concentrations at Postbank can be recognized with respect to highly rated banks as well as in the structured credit portfolio.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	149
The following table provides an overview of our net sovereign credit risk exposure to certain European Countries.

Net sovereign exposure
in € m.	Dec 31, 2010
Portugal	(12)
Ireland	237
Italy	8,011
Greece	1,601
Spain	2,283

Total	12,120

The above shown figures reflect a net “accounting view” of our sovereign exposure insofar as they are based on gross IFRS exposures with further adjustments, such as with respect to netting and underlying risk, to arrive at a net exposure view. Out of our total net sovereign credit risk exposure of € 12.1 billion to Portugal, Ireland, Italy, Greece and Spain, € 6.9 billion was due to the consolidation of Postbank. Both, we and Postbank closely monitor these exposures.
The following table breaks down several of our main credit exposure categories according to the industry sectors of our counterparties.

			Irrevocable lending
Credit risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by industry sector	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Banks and insurance	38,798	22,002	22,241	25,289	17,801	11,315	32,315	27,948	111,155	86,554
Fund management activities	27,964	26,462	6,435	11,135	2,392	540	9,318	12,922	46,109	51,059
Manufacturing	20,748	17,314	31,560	24,814	18,793	16,809	3,270	2,169	74,371	61,106
Wholesale and retail trade	13,637	10,938	7,369	6,027	5,022	3,443	517	604	26,545	21,012
Households	167,352	85,675	9,573	4,278	2,537	1,820	842	801	180,304	92,574
Commercial real estate activities	44,119	28,959	3,210	1,876	2,196	2,194	1,577	1,286	51,102	34,315
Public sector	24,113	9,572	858	520	57	19	6,510	5,527	31,538	15,638
Other[4]	74,294	60,526	42,634	30,186	19,258	16,043	7,956	13,283	144,142	120,038

Total	411,025	261,448	123,880	104,125	68,056	52,183	62,305	64,540	665,266	482,296

[1]	Includes impaired loans amounting to € 6.3 billion as of December 31, 2010 and € 7.2 billion as of December 31, 2009.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010 and € 2.9 billion as of December 31, 2009.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.

[4]	Loan exposures for Other include lease financing.
During 2010 our credit risk profile composition by industry sector remained largely unchanged with the exception of effects from consolidation of Postbank. These effects included € 75 billion in household loans, € 21 billion in loans to banks and insurance companies, € 15 billion in commercial real estate loans as well as € 8 billion in loans to the public sector.
Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounted for 5 % of our aggregated total credit exposure in these categories as of December 31, 2010 compared to 7 % as of December 31, 2009. Our top ten counterparty exposures were by majority with well-rated counterparties or relate to structured trades which show high levels of risk mitigation, with the exception of one leveraged finance exposure.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	150
Credit Exposure from Lending
Certain types of loans have a higher risk of non-collection than others. In our amortized cost loan portfolio we therefore differentiate loans by certain categories on the basis of relevant criteria including their loss expectation through the cycle, stability of their risk return relationship as well as the market perception of an asset class.
The following table provides an overview of the categories of our loan book and the segregation into a lower, medium and higher risk bucket.

in € m.	Dec 31, 2010	Dec 31, 2009
Lower risk bucket
PBC Mortgages	140,727	67,311
Investment Grade/German Mid-Cap	69,436	32,615
GTB	38,353	19,823
PWM	24,468	17,977
PBC small corporate	17,550	15,127
Government collateralized/structured transactions	9,074	7,674
Corporate Investments	7,966	12,774

Sub-total lower risk bucket	307,574	173,301

Moderate risk bucket
PBC Consumer Finance	18,902	15,032
Asset Finance (DB sponsored conduits)	18,465	19,415
Collateralized hedged structured transactions	12,960	14,564
Financing of pipeline assets	8,050	7,886

Sub-total moderate risk bucket	58,377	56,897

Higher risk bucket
Commercial Real Estate	29,024	12,990
CF Leveraged Finance	7,018	11,768
Other	9,032	6,492

Sub-total higher risk bucket	45,074	31,250

Total loan book	411,025	261,448

The majority of our low risk exposures are associated with our Private & Business Client retail banking activities. 75 % of our loan book at December 31, 2010 was in the low risk category, considerably higher than the 66 % at December 31, 2009. The increase in low risk loans was driven by the first-time inclusion of Postbank’s exposures which contributed € 109 billion to the low risk loans category. The majority of Postbank’s low risk loans related to client mortgages.
Our Private & Business Clients (excluding Postbank integration) portfolio growth during 2010 was focused on secured lending within the lower risk bucket, especially mortgages, while the consumer finance portfolio declined. The rise in consumer finance exposures was again attributable to the inclusion of Postbank which had consumer finance exposure of € 4 billion as at December 31, 2010. Excluding Postbank our overall consumer finance exposure decreased in line with our defined strategy and predominantly relates to customers in Germany and Italy.
Our higher risk bucket was predominantly driven by our leveraged finance and commercial real estate exposures. Our credit risk management approach put strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios. The increase in commercial real estate exposures was driven by the inclusion of Postbank’s commercial real estate exposures which totaled € 15 billion at December 31, 2010. A borrower group concentration contributed approximately 50% of the exposure in the CF Leveraged Finance category.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	151
The following table summarizes the level of impaired loans and the established allowance for loan losses for our higher-risk loan bucket.

	Dec 31, 2010		Dec 31, 2009
		Allowance for		Allowance for
in € m.	Impaired loans	loan losses	Impaired loans	loan losses
Commercial Real Estate	421	297	460	274
CF Leveraged Finance	336	180	2,122	815
Other	798	466	934	377

Total	1,555	943	3,516	1,466

The above reduction of impaired loans and allowances for loan losses in relation to our higher risk loan bucket was primarily driven by the restructuring of a single counterparty relationship in the leveraged finance portfolio of our Corporate Finance business.
Credit Exposure Classification
We also classify our credit exposure under two broad headings: consumer credit exposure and corporate credit exposure.
•
Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

•	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
Corporate Credit Exposure
The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

Corporate credit exposure credit			Irrevocable lending
risk profile	Loans[1]		commitments[2]		Contingent liabilities		OTC derivatives[3]		Total
by creditworthiness category	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
AAA–AA	62,603	28,134	23,068	22,211	7,334	6,573	23,967	23,966	116,972	80,884
A	48,467	29,634	31,945	22,758	21,318	13,231	16,724	13,793	118,454	79,416
BBB	56,096	46,889	36,542	28,814	20,391	15,753	8,408	7,600	121,437	99,056
BB	44,809	43,401	22,083	23,031	11,547	9,860	7,905	12,785	86,344	89,077
B	12,594	9,090	7,775	5,935	5,454	4,290	2,960	1,952	28,783	21,267
CCC and below	17,425	14,633	2,467	1,376	2,012	2,476	2,341	4,444	24,245	22,929

Total	241,994	171,781	123,880	104,125	68,056	52,183	62,305	64,540	496,235	392,629

[1]	Includes impaired loans mainly in category CCC and below amounting to €3.6 billion as of December 31, 2010 and €4.9 billion as of December 31, 2009.

[2]	Includes irrevocable lending commitments related to consumer credit exposure of €4.5 billion as of December 31, 2010 and €2.9 billion as of December 31, 2009.

[3]	Includes the effect of netting agreements and cash collateral received where applicable.

This table reflects an increase in our corporate loan book and irrevocable lending commitments which was predominantly driven by the inclusion of Postbank exposures. The portion of our corporate loan book carrying an investment-grade rating increased from 61 % as of December 31, 2009 to 69 % as of December 31, 2010, reflecting the first time inclusion of Postbank exposures as well as improvements in counterparty ratings as counterparties recover from the credit crisis and as a result of our proactive risk management activities. The loan exposure shown in the table above does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that our loan book is well-diversified. The marginal decrease in our OTC derivatives exposure, particularly in our creditworthiness category “BB”, was predominantly driven by tighter risk reduction activities. The OTC derivatives exposure

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	152
does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, we believe that the remaining current credit exposure was significantly lower, adequately structured, enhanced or well-diversified and geared towards investment grade counterparties.
Our Loan Exposure Management Group (LEMG) helps mitigate our corporate credit exposures. The notional amount of LEMG’s risk reduction activities increased by 4 % from € 52.9 billion as of December 31, 2009, to € 54.9 billion as of December 31, 2010.
As of year-end 2010, LEMG held credit derivatives with an underlying notional amount of € 34.6 billion. The position totaled € 32.7 billion as of December 31, 2009.
The credit derivatives used for our portfolio management activities are accounted for at fair value.
LEMG also mitigated the credit risk of € 20.3 billion of loans and lending-related commitments as of December 31, 2010, by synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 20.2 billion as of December 31, 2009.
LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of LEMG loans and commitments reported at fair value increased during the year to € 54.1 billion as of December 31, 2010, from € 48.9 billion as of December 31, 2009. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

Consumer Credit Exposure
The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure. Regardless of the past due status of the individual loans, in terms of credit quality the mortgage lending and loans to small business customers within the consumer credit exposure are allocated to our lower risk bucket while the consumer finance business is allocated to the moderate risk bucket. This credit risk quality aspect is also reflected by our net credit costs expressed as a percentage of the total exposure supporting them, which is the main credit risk management instrument for these exposures.

		Total exposure		90 days or more past due		Net credit costs
	Total exposure	excluding Postbank		as a % of total exposure		as a % of total exposure
	in € m.	in € m.		excluding Postbank		excluding Postbank
	Dec 31, 2010	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Consumer credit exposure Germany:	130,317	60,706	59,804	1.77%	1.73%	0.56%	0.55%
Consumer and small business financing	19,055	12,733	13,556	3.16%	2.72%	1.92%	1.69%
Mortgage lending	111,262	47,973	46,248	1.41%	1.44%	0.20%	0.22%
Consumer credit exposure outside Germany	38,713	33,027	29,864	3.84%	3.37%	0.86%	1.27%

Total consumer credit exposure[1]	169,030	93,733	89,668	2.50%	2.28%	0.66%	0.79%

[1]	Includes impaired loans amounting to € 2.7 billion as of December 31, 2010 and € 2.3 billion as of December 31, 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	153
The volume of our consumer credit exposure increased due to the consolidation of Postbank by € 75.3 billion or 89%, mainly in German mortgage lending. As loans were consolidated at their fair values representing our expected future cash flows, no consolidated loans were considered 90 days or more past due as of December 31, 2010. The net credit cost incurred on Postbank consumer credit loans since consolidation date were insignificant compared to the consolidated loan volume. The volume of our consumer credit exposure excluding Postbank rose by € 4 billion, or 4.5%, from year end 2009 to December 31, 2010, driven by volume growth in Germany (up € 902 million), Poland (up € 1,034 million), Italy (up € 949 million) and Portugal (up € 547 million), mainly within mortgage lending. Measures taken on portfolio and country level lead to significant reduction of net credit costs in Spain and India, partially offset by increases in our consumer finance business in Poland. Revised parameter and model assumptions in 2009 led to a one-time release of loan loss allowance of € 60 million in the first quarter 2009 as well as a lower level of provisions for credit losses of € 28 million for the first quarter 2010.
Credit Exposure from Derivatives
The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2010. The table below includes Postbank OTC and exchange-traded derivative contracts which have a negligible impact on the overall totals.

	Notional amount maturity distribution				Positive	Negative	Net
Dec 31, 2010		> 1 and			market	market	market
in € m.	Within 1 year	≤ 5 years	After 5 years	Total	value	value	value
Interest-rate-related transactions:
OTC products	16,942,302	15,853,777	11,080,457	43,876,536	419,196	401,179	18,017
Exchange-traded products	1,120,579	276,258	2,272	1,399,109	128	110	18

Sub-total	18,062,881	16,130,035	11,082,729	45,275,645	419,324	401,289	18,035

Currency-related transactions:
OTC products	3,805,544	1,325,473	607,743	5,738,760	110,440	118,452	(8,012)
Exchange-traded products	13,113	970	–	14,083	104	221	(117)

Sub-total	3,818,657	1,326,443	607,743	5,752,843	110,544	118,673	(8,129)

Equity/index-related transactions:
OTC products	362,294	333,108	95,785	791,187	31,084	38,297	(7,213)
Exchange-traded products	256,942	100,475	4,332	361,749	2,933	1,995	938

Sub-total	619,236	433,583	100,117	1,152,936	34,017	40,292	(6,275)

Credit derivatives	308,387	2,545,673	537,759	3,391,819	81,095	73,036	8,059
Other transactions:
OTC products	143,323	150,068	8,831	302,222	18,587	17,879	708
Exchange-traded products	72,437	41,874	839	115,150	2,742	2,621	121

Sub-total	215,760	191,942	9,670	417,372	21,329	20,500	829

Total OTC business	21,561,850	20,208,099	12,330,575	54,100,524	660,402	648,843	11,559

Total exchange-traded business	1,463,071	419,577	7,443	1,890,091	5,907	4,947	960

Total	23,024,921	20,627,676	12,338,018	55,990,615	666,309	653,790	12,519

Positive market values including the effect of netting and cash collateral received					63,942
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	154
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

Credit Exposure from Nonderivative Trading Assets
The following table shows details about the composition of our nonderivative trading assets for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Government paper & agencies	92,866	76,318
Financial institutions & corporates	73,711	69,408
Equities	66,868	58,798
Traded loans	23,080	21,847
Other	14,766	8,539

Total nonderivative trading assets	271,291	234,910

Traded credit products such as bonds in our developed markets’ trading book (excluding Postbank) are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions. Emerging markets traded credit products are risk managed using expertise which resides within our respective emerging markets credit risk unit and market risk management.
Distribution Risk Management
We frequently underwrite commitments with the intention to sell down or distribute part of the risk to third parties. These commitments include the undertaking to fund bank loans and to provide bridge loans for the issuance of public bonds. The risk is that we may not be successful in the distribution of the facilities. In this case, we would have to hold more of the underlying risk than intended for longer periods of time than originally intended.
For risk management purposes we treat the full amount of all such commitments as credit exposure requiring credit approval. This approval also includes our intended final hold. Amounts which we intend to sell are classified as trading assets and are subject to fair value accounting. The price volatility is monitored in our market risk process. We protect the value of these assets against adverse market movements via adequate credit documentation for these transactions and market risk hedges (most commonly using related indices), which are also captured in our market risk process.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	155

Problem Loans
Our problem loans consist mainly of impaired loans. Credit Risk Management regularly assesses whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
•	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”),
•	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
•	a reliable estimate of the loss amount can be made.
Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Legal, Risk and Capital senior management.
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
The loan loss provisioning methodology for the majority of our Private & Business Client portfolio is based on statistical models. Our loan portfolio is divided into homogenous and non-homogeneous parts. These parts are further differentiated into sub-portfolios based on the nature of the exposure and the type of the customer. Using historical data the level of loan loss provision for the homogeneous portfolio is automatically calculated using statistical models, based on allowance rates for each respective arrears class (days past due). The non-homogeneous portfolio is characterized by large credit facilities or certain loan categories which are not comparable due to their size, complexity or quality. These credit facilities undergo a case by case review on a regular basis and once it has been determined that an impairment loss has been incurred, a loan loss allowance is determined according to an expected loss methodology.
Postbank’s methodology for establishing loan loss allowances is similar to ours. Exceptions include the fact that Postbank executes direct charge-offs without first establishing a loan loss allowance and the fact that the loan loss allowances in its retail mortgage portfolio are assessed individually for loans being 180 days or more past due. In reflecting Postbank in our consolidated results, the effects of the aforementioned differences have been aligned to our policies for reporting purposes.
Loan loss allowances established for loans prior to consolidation of Postbank, Sal. Oppenheim/BHF-BANK and parts of the commercial banking activities in the Netherlands acquired from ABN AMRO, have not been consolidated into our stock of loan loss allowances. Instead, these loan loss allowances have been considered in determining the fair value representing the cost basis of the newly consolidated loans. Subsequent improvements in the credit quality of these loans are reflected as an appreciation in their carrying value with a corresponding gain recognized in other income. Loan loss allowances established for loans after consolidation of Postbank, Sal. Oppenheim/BHF-BANK and parts of the commercial banking activities in the Netherlands acquired from ABN AMRO, however, are included in our provision for credit losses and loan loss allowances.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	156
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
•
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

•
Loans Ninety Days or More Past Due and Still Accruing: These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest as no impairment loss is recorded.

•
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

With the consolidation of Postbank, parts of the commercial banking activities in the Netherlands acquired from ABN AMRO and Sal. Oppenheim/BHF-BANK, we acquired certain loans for which a specific allowance had been established beforehand by Postbank, ABN AMRO or Sal. Oppenheim/BHF-BANK, respectively. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired or problem loans.

The following two tables present a breakdown of our problem loans for the dates specified.

Dec 31, 2010		Impaired loans			Nonimpaired problem loans		Problem loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	996	2,556	3,552	239	1,635	1,874	5,426
Nonaccrual loans	902	2,374	3,276	153	897	1,051	4,327
Loans 90 days or more past due and still accruing	–	–	–	36	8	44	44

Troubled debt restructurings	94	182	276	50	729	779	1,055

Collectively assessed	1,010	1,703	2,713	267	29	296	3,009
Nonaccrual loans	1,009	1,583	2,591	–	–	–	2,591
Loans 90 days or more past due and still accruing	–	–	–	252	5	258	258
Troubled debt restructurings	1	120	121	15	24	38	160

Total problem loans	2,006	4,258	6,265	506	1,664	2,170	8,435

thereof: IAS 39 reclassified problem loans	84	1,150	1,234	–	979	979	2,213

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	157

							Problem
Dec 31, 2009	Impaired loans			Nonimpaired problem loans			loans
in € m.	German	Non-German	Total	German	Non-German	Total	Total
Individually assessed	758	4,145	4,903	304	1,037	1,341	6,244
Nonaccrual loans	707	4,027	4,734	200	1,003	1,203	5,937
Loans 90 days or more past due and still accruing	–	–	–	50	5	55	55
Troubled debt restructurings	51	118	169	54	29	83	252

Collectively assessed	907	1,391	2,298	274	97	371	2,669
Nonaccrual loans	905	1,281	2,186	–	–	–	2,186
Loans 90 days or more past due and still accruing	–	–	–	260	6	266	266
Troubled debt restructurings	2	110	112	14	91	105	217

Total problem loans	1,665	5,536	7,201	578	1,134	1,712	8,913

thereof: IAS 39 reclassified problem loans	28	2,750	2,778	–	159	159	2,937
Our total problem loans decreased by € 478 million or 5 % during 2010 due to € 1.4 billion of charge-offs, partly offset by a € 716 million gross increase of problem loans and a € 248 million increase as a result of exchange rate movements.
The decrease in our total problem loans was driven by a restructuring of loans for a single counterparty stemming from a failed syndication which were among the loans reclassified in accordance with IAS 39. This led to a reduction of € 1.4 billion in impaired loans, thereof € 545 million due to charge-offs. After the restructuring we continued to provide both senior and subordinate debt financing, but held certain noncontrolling rights, consents and vetoes over the financial and operating decisions of the company. We accounted for the subordinated financing arrangement as an equity method investment, and it was not disclosed as a problem loan.
Individually assessed impaired loans decreased by overall € 1.4 billion due to charge-offs of € 934 million and gross decreases of € 609 million, partly offset by € 191 million exchange rate movements. The main reason for the overall reduction of individually assessed impaired loans was the aforementioned restructuring. Our collectively assessed impaired loans increased by € 415 million. These increases were driven by our acquisition of Postbank as well as by increases in our portfolios in Italy and Poland. Gross increases in collectively assessed impaired loans of € 909 million and € 15 million exchange rate movements were partially offset by € 509 million charge-offs.
These effects led to a total decrease in impaired loans by € 937 million or 13%, while nonimpaired problem loans increased by € 459 million due to a number of loans designated as defaulted, but for which we did not expect to incur a loss, mainly due to collateralization.
Our problem loans included € 2.2 billion of problem loans among the loans reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded charge-offs of € 607 million and gross decreases in problem loans of € 219 million, partially offset by a € 101 million increase as a result of exchange rate movements.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	158
Our commitments to lend additional funds to debtors with problem loans amounted to € 184 million as of December 31, 2010, a decrease of € 7 million or 4 % compared to December 31, 2009. Of these commitments, € 40 million were to debtors whose loan terms have been modified in a troubled debt restructuring, a decrease of € 11 million compared to December 31, 2009.
In addition, as of December 31, 2010, we had € 8 million of lease financing transactions that were nonperforming, an increase of € 1 million or 14 % compared to December 31, 2009. These amounts are not included in our total problem loans.

The following table presents an overview of nonimpaired Troubled Debt Restructurings representing our renegotiated loans that would otherwise be past due or impaired.

in € m.	Dec 31, 2010	Dec 31, 2009
Troubled debt restructurings not impaired	818	188
The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status, including nonimpaired loans past due more than 90 days but where there is no concern over the creditworthiness of the counterparty.

in € m.	Dec 31, 2010	Dec 31, 2009
Loans less than 30 days past due	4,092	6,192
Loans 30 or more but less than 60 days past due	973	941
Loans 60 or more but less than 90 days past due	384	558
Loans 90 days or more past due	981	925

Total loans past due but not impaired	6,430	8,616

The following table presents the aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held by us against our loans past due but not impaired.

in € m.	Dec 31, 2010	Dec 31, 2009
Financial and other collateral	3,484	3,965
Guarantees received	244	330

Total capped fair value of collateral held for loans past due but not impaired	3,728	4,295

Impaired Loans
The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by region based on the country of domicile of our counterparties for the dates specified.

	Impaired Loans			Loan loss allowance			Impaired loan
Dec 31, 2010	Individually	Collectively		Individually	Collectively		coverage
in € m.	assessed	assessed	Total	assessed	assessed	Total	ratio in %
Germany	996	1,010	2,006	559	453	1,012	50
Western Europe (excluding Germany)	1,153	1,441	2,594	640	997	1,637	63
Eastern Europe	22	245	267	6	186	192	72
North America	1,146	4	1,150	339	4	343	30
Central and South America	43	–	43	27	–	27	63
Asia/Pacific	169	13	182	68	13	81	45
Africa	23	–	23	4	–	4	17
Other	–	–	–	–	–	–	–

Total	3,552	2,713	6,265	1,643	1,653	3,296	53

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	159

	Impaired Loans			Loan loss allowance			Impaired loan
Dec 31, 2009	Individually	Collectively		Individually	Collectively		coverage
in € m.	assessed	assessed	Total	assessed	assessed	Total	ratio in %
Germany	758	907	1,665	498	454	952	57
Western Europe (excluding Germany)	2,457	1,245	3,702	1,035	741	1,776	48
Eastern Europe	30	121	151	17	94	111	74
North America	1,392	3	1,395	397	3	400	29
Central and South America	84	1	85	21	1	22	26
Asia/Pacific	136	21	157	51	21	72	46
Africa	27	–	27	7	–	7	26
Other	19	–	19	3	–	3	16

Total	4,903	2,298	7,201	2,029	1,314	3,343	46

The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by industry sector of our counterparties for the dates specified.

	Impaired Loans			Loan loss allowance			Impaired loan
Dec 31, 2010	Individually	Collectively		Individually	Collectively		coverage
in € m.	assessed	assessed	Total	assessed	assessed	Total	ratio in %
Banks and insurance	81	–	81	82	–	82	100
Fund management activities	841	–	841	298	97	395	41
Manufacturing	603	139	742	332	125	457	62
Wholesale and retail trade	199	113	312	147	111	258	83
Households	163	1,810	1,973	105	965	1,070	54
Commercial real estate activities	740	229	969	259	83	342	35
Public sector	–	–	–	–	–	–	–
Other	925	422	1,347	420	272	692	56

Total	3,552	2,713	6,265	1,643	1,653	3,296	53

	Impaired Loans			Loan loss allowance			Impaired loan
Dec 31, 2009	Individually	Collectively		Individually	Collectively		coverage
in € m.	assessed	assessed	Total	assessed	assessed	Total	ratio in %
Banks and insurance	101	–	101	82	0	82	81
Fund management activities	848	–	848	281	–	281	33
Manufacturing	582	116	698	307	116	423	61
Wholesale and retail trade	255	91	346	117	71	188	54
Households	103	1,556	1,659	49	750	799	48
Commercial real estate activities	710	250	960	314	92	406	42
Public sector	45	–	45	6	–	6	13
Other[1]	2,259	285	2,544	873	285	1,158	46

Total	4,903	2,298	7,201	2,029	1,314	3,343	46

[1]
For December 31, 2009 the category Other contained primarily the impaired junior debt portion of one Leveraged Finance exposure which was reclassified to loans and receivables in accordance with IAS 39.

The following table presents the aggregated value of collateral we held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2010	Dec 31, 2009
Financial and other collateral	1,502	1,757
Guarantees received	77	57

Total capped fair value of collateral held for impaired loans	1,579	1,814

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	160
Considering the collateral held against impaired loans in addition to the allowance for loan losses, the impaired loan coverage was 78 % as of December 31, 2010 and 72 % as of December 31, 2009. The increase was principally driven by a reduction of loans reclassified in accordance with IAS 39. These loans required a lower amount of loan loss allowance due to fair value charges taken before their reclassification and hence lead to a lower average coverage ratio.

Collateral Obtained
The following table presents the aggregated value of collateral we obtained on the balance sheet during the reporting periods by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	2010	2009
Commercial real estate	32	78
Residential real estate	47	10
Other	1	–

Total collateral obtained during the reporting period	80	88

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.
The commercial real estate collateral obtained in 2010 related to two of our U.S. exposures while the residential real estate collateral obtained related predominately to a number of cases in Spain and also a few cases in the U.S. where we have executed foreclosure by taking possession.
The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 25 million and € 33 million, for December 31, 2010 and December 31, 2009, respectively.

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
The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

	2010			2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	2,029	1,314	3,343	977	961	1,938

Provision for loan losses	562	751	1,313	1,789	808	2,597
Net charge-offs	(896)	(404)	(1,300)	(637)	(419)	(1,056)
Charge-offs	(934)	(509)	(1,443)	(670)	(552)	(1,222)
Recoveries	38	104	143	33	133	166
Changes in the group of consolidated companies	–	–	–	–	–	–
Exchange rate changes/other	(52)	(8)	(60)	(101)	(36)	(137)

Balance, end of year	1,643	1,653	3,296	2,029	1,314	3,343

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	161
The following table sets forth a breakdown of the movements in our allowance for loan losses specifically for charge-offs and recoveries, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m.
(unless stated otherwise)	2010	2009
Balance, beginning of year	3,343	1,938

Charge-offs:
German:
Banks and insurance	(5)	(2)
Fund management activities	–	–
Manufacturing	(43)	(43)
Wholesale and retail trade	(32)	(23)
Households (excluding mortgages)	(338)	(340)
Households – mortgages	(26)	(23)
Commercial real estate activities	(22)	(6)
Public sector	–	–
Other	(49)	(72)
German total	(515)	(509)
Non-German total	(928)	(713)

Total charge-offs	(1,443)	(1,222)

Recoveries:
German:
Banks and insurance	1	1
Fund management activities	–	–
Manufacturing	14	11
Wholesale and retail trade	6	7
Households (excluding mortgages)	63	83
Households – mortgages	4	1
Commercial real estate activities	4	7
Public sector	–	–
Other	20	25
German total	112	135
Non-German total	31	31

Total recoveries	143	166

Net charge-offs	(1,300)	(1,056)

Provision for loan losses	1,313	2,597
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(60)	(137)

Balance, end of year	3,296	3,343

Percentage of total net charge-offs to average loans for the year	0.45%	0.39%
Our allowance for loan losses as of December 31, 2010 was € 3.3 billion, a 1 % decrease from prior year end. The decrease in our allowance was principally due to charge-offs, reductions resulting from currency translation and unwinding effects exceeding our provisions.
Our net charge-offs amounted to € 1.3 billion in 2010. Of the charge-offs for 2010, € 896 million were related to our corporate credit exposure, of which € 607 million were related to assets which had been reclassified in accordance with IAS 39 in our United Kingdom and Asia-Pacific portfolios, and € 404 million to our consumer credit exposure, mainly driven by our German portfolios.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	162
Our provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for our corporate credit exposures, of which € 278 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan loss provisions in our collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of our net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominately driven by the challenging credit environment in Spain and Poland during 2009.
Our individually assessed loan loss allowance was € 1.6 billion as of December 31, 2010. The € 386 million decrease in 2010 comprises net provisions of € 562 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 896 million and a € 52 million decrease from currency translation and unwinding effects.
Our collectively assessed loan loss allowance totaled € 1.7 billion as of December 31, 2010, representing an increase of € 339 million against the level reported for the end of 2009 (€ 1.3 billion). Movements in this component comprised a € 751 million provision, being partially offset by € 404 million net charge-offs and a € 8 million net decrease from currency translation and unwinding effects.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	163
Non-German Component of the Allowance for Loan Losses
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2010, 69 % of our total allowance was attributable to non-German clients compared to 72 % as of December 31, 2009.

in € m.	2010	2009
Balance, beginning of year	2,391	995

Provision for loan losses	820	2,182
Net charge-offs	(897)	(682)
Charge-offs	(928)	(713)
Recoveries	31	31
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(30)	(104)

Balance, end of year	2,284	2,391

Allowance for Off-balance Sheet Positions
The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

	2010			2009
	Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total
Balance, beginning of year	83	124	207	98	112	210

Provision for off-balance sheet positions	(18)	(21)	(39)	21	12	33
Usage	–	–	–	(45)	–	(45)
Changes in the group of consolidated companies	42	–	42	–	–	–
Exchange rate changes	1	7	8	10	–	10

Balance, end of year	108	110	218	83	124	207

In 2010 we recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank and € 8 million for Sal. Oppenheim/BHF-BANK.
For further information on our credit risk development, including factors which influenced changes to the allowance, in the three preceding years to the information contained herein please refer to pages S-10 through S-14 of the supplemental financial information, which are incorporated by reference herein.
Treatment of Default Situations under Derivatives
Unlike standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able under prevailing contracts to obtain additional collateral or terminate the transactions or the related master agreement at short notice.
Derivatives – Credit Valuation Adjustment
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	164
The credit valuation adjustments are significant for certain monoline counterparties. These credit valuation adjustments are assessed using a model-based approach with numerous input factors for each counterparty, including market data, the likelihood of an event (either a restructuring or insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. We recorded €1.2 billion in credit valuation adjustments against our aggregate monoline exposures for 2010 and €1.2 billion for 2009.
The master agreements executed with our clients usually provide for a broad set of standard or bespoke termination rights, which allow us to respond swiftly to a counterparty’s default or to other circumstances which indicate a high probability of failure. When our decision to terminate derivative transactions or the related master agreement results in a residual net obligation owed by the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular work-out process. As a consequence, for accounting purposes we typically do not show any nonperforming derivatives.

Market Risk
The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility.
Market risk arising from Postbank has been included in the 2010 information and where possible our own risk methodology framework has been applied. Deutsche Bank, however, does not manage any market risk aspect of Postbank.
The primary objective of Market Risk Management is to ensure that our business units optimize the risk-reward relationship and do not expose the Bank to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers (the business units) and other control and support groups. This is restricted to the Deutsche Bank Group excluding Postbank.
We differentiate between two substantially different types of market risk:
•
Trading market risk arises primarily through the market-making activities of the Corporate & Investment Bank division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

•
Nontrading market risk in various forms: Equity risk arises primarily from non-consolidated strategic investments in the Corporate Investment portfolio, alternative asset investments and equity compensation. Interest rate risk stems from our nontrading asset and liability positions. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in PBC, GTB and PWM, which are derived by stressing assumptions of client behavior in combination with interest rate movements. Postbank categorizes risk from modeling deposits as business risk and risk from its building society BHW as collective risk whereas in Deutsche Bank Group excluding Postbank these risks are part of nontrading market risk.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	165
Trading Market Risk Management Framework at Deutsche Bank Group (excluding Postbank)
Our primary instrument to manage trading market risk is the limit setting process which is not applicable to Postbank. Our Management Board, supported by Market Risk Management, which is part of our independent Legal, Risk & Capital function, sets Group-wide value-at-risk and economic capital limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions and individual business areas within CIB (e.g., Global Rates, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business areas, the business heads may establish business limits by sub-allocating the Market Risk Management limit down to individual portfolios or geographical regions.
Value-at-risk and economic capital limits are used for managing all types of market risk at an overall portfolio level. In addition, Market Risk Management operates sensitivity and concentration/liquidity limits as an additional and complementary tool for managing certain portfolios or risk types. A distinction is made between Market Risk Management limits and business limits for sensitivities and concentration/liquidity. In practice, the Market Risk Management limits are likely to be a relatively small number of key limits necessary to capture an exposure to a particular risk factor and will tend to be global in nature rather than for any particular geographical region or specific portfolios.
To manage the exposures inside the limits, the risk takers apply several risk mitigating measures, most notably the use of:
•
Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Because some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.

•
Hedging: Hedging involves taking positions in related financial assets, including derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

In 2010, we continued to invest heavily in our market risk management function and increased our staffing level by close to 30%. We have added specific market risk management resources in key asset class areas, further built out our central teams and established a dedicated change management function.
Trading Market Risk Management Framework at Postbank
The Market Risk Management framework at Postbank is based on the following key principles: In general, Postbank’s Financial Markets division manages trading market risk centrally based on separately defined risk limits for Deutsche Postbank AG and its foreign subsidiary Luxembourg.
The aggregate limits are set by the Management Board of Postbank and allocated by the Market Risk Committee to the individual operating units as sub-limits. The allocation mechanism for market risk limits at Postbank is similar to Deutsche Bank’s Economic Capital approach. The risk capital limits allocated to specific business activities represent the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.
On a day-to-day basis, market risk at Postbank is monitored through a system of limits based on the Value-at-Risk methodology. In addition, Postbank’s Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for specific subportfolios.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	166
Quantitative Risk Management Tools
Value-at-Risk at Deutsche Bank Group (excluding Postbank)
Value-at-risk is a quantitative measure of the potential loss (in value) of trading positions due to market movements that will not be exceeded in a defined period of time and with a defined confidence level.
Our value-at-risk for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the regulatory market risk capital for our general and specific market risks, which are not applied to Postbank. Since then the model has been periodically refined and approval has been maintained.
We calculate value-at-risk using a 99 % confidence level and a holding period of one day. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory reporting, the holding period is ten days.
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
When using value-at-risk estimates a number of considerations should be taken into account. These include the following:
•
The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This ‘backward-looking’ limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated.

•
Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. There is no standard value-at-risk methodology to follow and different assumptions would produce different results.

•	The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.
•	Value-at-risk does not indicate the potential loss beyond the 99th quantile.
•	Intra-day risk is not captured.
•	There may be risks in the trading book that are either not or not fully captured by the value-at-risk model.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	167
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
A committee with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Instruments, Finance and others meets on a quarterly basis to review back-testing results of our Group as a whole and on individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve and adjust the risk estimation process accordingly.
We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. Special attention is given to improving those parts of the value-at-risk model that relate to the areas where losses have been experienced in the recent past. During 2010, improvements were made to the value-at-risk calculation, including the following:
•	Inclusion of Equity Dividend Risk
•	Refined methodology for securitization positions
•	Inclusion of the market risk of Sal. Oppenheim and BHF-BANK
In addition, we have introduced a process of systematically capturing and evaluating immaterial risks currently not captured in our value-at-risk model.

Value-at-Risk at Postbank
The Postbank also uses the value-at-risk concept to quantify and monitor the market risk it assumes. Postbank also uses a Monte Carlo Simulation for calculation of trading book risks across all portfolios, transforming heterogeneous types of market risk into a single measure of risk. The risk factors taken into account in the value-at-risk include yield curves, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from historical data.

The Postbank value-at-risk is currently not consolidated into the value-at-risk of the remaining Group.
Economic Capital for Market Risk
Economic capital for market risk measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures over the period of one year. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. The market risks from Postbank have been modeled into the Group’s Economic Capital results.
We calculate economic capital using stress tests and scenario analyses. The stress tests are derived from historically observed severe market shocks. The resulting losses from these stress scenarios are then aggregated using correlations observed during periods of market crises, to reflect the increase in correlations which occurs during severe downturns.
The stress tests are augmented by subjective assessments where only limited historical data is available, or where market developments lead us to believe that historical data may be a poor indicator of possible future market scenarios.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	168
The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices. Volatility, credit correlation and common basis risks are also captured.
During the course of 2010 we also implemented significant methodology enhancements to our economic capital model, including the following:
•	Extension of stress tests for securitization and correlation risk
•	Improved granularity for equity dividend and stock borrow risk
•	Enhanced coverage of basis risks
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
Postbank also performs scenario analyses and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are validated on an ongoing basis.

Value-at-Risk of Trading Units of Our Corporate & Investment Bank Group Division
The following table shows the value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division but excluding the value-at-risk of Postbank. Our trading market risk outside of these units excluding Postbank is immaterial. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

in € m.	Dec 31, 2010	Dec 31, 2009
Value-at-risk of trading units
Interest rate risk	77.4	111.0
Equity price risk	21.3	37.0
Foreign exchange risk	29.0	23.9
Commodity price risk	13.3	14.8
Diversification effect	(70.1)	(65.7)

Total	70.9	121.0

The following table shows the maximum, minimum and average value-at-risk (with a 99 % confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division for the periods specified excluding the value-at-risk of Postbank.

Value-at-risk									Foreign
of trading units	Total		Diversification effect		Interest rate risk		Equity price risk		exchange risk		Commodity price risk
in € m.	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Average	95.6	126.8	(48.6)	(61.6)	86.8	117.6	21.9	26.9	22.9	28.7	12.7	15.1
Maximum	126.4	180.1	(88.5)	(112.3)	113.0	169.2	33.6	47.3	46.4	64.4	21.2	34.7
Minimum	67.5	91.9	(26.4)	(35.9)	65.8	83.2	13.6	14.5	10.8	11.9	6.2	8.5

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	169
Our value-at-risk for the trading units remained within a band between € 67.5 million and € 126.4 million. The average value-at-risk in 2010 was € 95.6 million, which is 25 % below the 2009 average of € 126.8 million.
The decrease in average Value-at-Risk observed in 2010 was driven primarily by reduced risk taking and lower historical volatilities. In addition, the trading business continued with the recalibration of its business model towards taking less risk in illiquid or complex exposures.
The following table shows the value-at-risk of Postbank’s trading book (with a 99 % confidence level and a one-day holding period). “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

in € m.	Dec 31, 2010
Value-at-risk of Postbank
Interest rate risk	1.8
Equity price risk	0.2
Foreign exchange risk	0.0
Commodity price risk	–
Diversification effect	(0.0)

Total	2.0

Regulatory Backtesting of Trading Market Risk
Backtesting is a procedure used to verify the predictive power of the value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. On average, we would expect a 99 percent confidence level to give rise to two to three outliers in any one year. In our regulatory back-testing in 2010, we observed two outliers compared to one in 2009. Both outliers occurred in late May following increased market volatility. We continue to believe that, due to the significant improvement in methodology, calculation parameters and the model performance achieved since the market turmoil, our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	170
The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day. Both figures are shown in millions of Euro and exclude the Postbank value-at-risk calculated on a stand-alone basis.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	171
Daily Income of our Trading Units in 2010
The following histogram shows the distribution of daily income of our trading units in 2010 (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.
Our trading units achieved a positive actual income for 92 % of the trading days in 2010 (versus 91 % in 2009).
Economic Capital Usage for our Trading Market Risk
The economic capital usage for market risk arising from the trading units totaled € 6.4 billion at year-end 2010 compared with € 4.6 billion at year-end 2009. Traded default risk increased by € 1.0 billion primarily from model refinements and more conservative liquidity assumptions. Traded market risk increased by € 0.8 billion, driven by model improvements with some partial offset from a reduction in legacy credit exposure. Postbank’s contribution to our economic capital usage for our trading market risk was minimal.

Nontrading Market Risk Management
Our Nontrading Market Risk Management units oversee a number of risk exposures resulting from various business activities and initiatives. Due to the complexity and variety of risk characteristics in the area of nontrading market risks, the responsibility of risk management is split into three teams:
•
The Nontrading Market Risk Management team within our Market Risk Management function covers market risks in PBC, GTB, PWM and Corporate Investments as well as structural foreign exchange risks, equity compensation risks and pension risks.

•
The Principal Investments team within our Credit Risk Management function is specialized in risk-related aspects of our nontrading alternative asset activities and performs monthly reviews of the risk profile of the nontrading alternative asset portfolios.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	172
•
The Asset Management Risk unit within our Credit Risk Management function is specialized in risk-related aspects of our asset and fund management business. Noteworthy risks in this area arise, for example, from performance and/or principal guarantees and reputational risk related to managing client funds.

The consolidation of Postbank in December 2010 has resulted in a significant change in our equity risk profile from nontrading activities. Previously an economic capital charge was calculated to our Strategic Investment Portfolio purely based on the size of our minority stake. Since consolidation, economic capital for all risk categories (credit risk, trading and nontrading market risk, operational risk and business risk) of the entire Postbank is included in our reporting.
The majority of the interest rate and foreign exchange risks arising from Deutsche Bank’s nontrading asset and liability positions, excluding Postbank, has been transferred through internal hedges to trading books within the Corporate & Investment Bank and is thus reflected and managed through the value-at-risk numbers. Of the remaining risks that have not been transferred through those hedges foreign exchange risk is mitigated through match funding the investment in the same currency and only residual risk remains in the portfolios. For these residual positions there is immaterial interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment. In contrast to above approach, Postbank carries the majority of its open interest rate risk in the banking book. While this interest rate position is material on a Postbank standalone basis, the impact is immaterial when aggregated with Deutsche Bank’s risk positions.
However, there is an important exception with respect to foreign exchange risk, which we refer to as structural foreign exchange risk exposure. This exposure arises from capital and retained earnings in non Euro currencies in certain subsidiaries, mainly U.S. and U.K. entities and represents the bulk of foreign exchange risk in our nontrading portfolio.
In addition to the above risks, our Nontrading Market Risk Management function also has the mandate to monitor and manage risks arising from our equity compensation plans and pension liabilities. It also manages risks related to asset management activities, primarily resulting from guaranteed funds. Moreover, our PBC, GTB and PWM businesses are subject to modeling risk with regard to client deposits. This risk materializes if client behavior in response to interest rate movements deviates substantially from the historical norm.
The Capital and Risk Committee supervises our nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, any strategic investment requires approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee are also members of the Group Investment Committee, ensuring a close link between both committees.
Assessment of Market Risk in Our Nontrading Portfolios
Due to the generally static nature of these positions we do not use value-at-risk to assess the market risk in our nontrading portfolios. Rather, we assess the risk through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves and the liquidity of each asset class as well as changes in client behavior in relation to deposit products. This assessment forms the basis of our economic capital calculations which enable us to actively monitor and manage our nontrading market risk. As of year-end 2009 several enhancements to the economic capital coverage across the nontrading market risk portfolio were introduced. In 2010 the nontrading market risk economic capital coverage has been completed with the addition of an economic capital charge for Deutsche Bank’s pension risks.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	173
Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area
The table below shows the economic capital usages for our nontrading portfolios by business division and includes the economic capital usage of the Postbank calculated using our methodology.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage for our nontrading portfolios
CIB	1,351	890
PCAM	3,524	2,246
Corporate Investments	1,051	5,043
Consolidation & Adjustments	814	(277)

Total DB Group	6,740	7,902

The increase in CIB of € 461 million was driven by various new investments.
The most significant changes in 2010 were driven by the full consolidation of Postbank which led to an overall reduction of the nontrading economic capital by € 3.3 billion. In this process, the economic capital charge for Postbank was transferred from Corporate Investments (€ 4.3 billion) to Private & Business Clients (€ 1 billion). In addition the newly integrated business of Sal. Oppenheim also led to an increase of € 313 million in PCAM.
The major change in Consolidation & Adjustments was driven by an increase of structural foreign exchange risk of € 625 million.

Carrying Value and Economic Capital Usage for Our Nontrading Market Risk Portfolios
The table below shows the carrying values and economic capital usages separately for our nontrading portfolios.

	Carrying value		Economic capital usage
in € bn.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Nontrading portfolios
Strategic Investments	1.8	7.6	0.6	4.9
Major Industrial Holdings[1]	0.2	0.2	–	–
Other Corporate Investments	4.4	0.9	1.8	0.2
thereof: newly integrated businesses	2.6	–	1.3	–
Alternative Assets	4.4	3.8	1.6	1.3
Principal Investments	2.0	2.0	0.7	0.7
Real Estate	2.3	1.7	0.9	0.6
Hedge Funds[2]	0.1	0.1	–	–
Other nontrading market risks[3]	N/A	N/A	2.7	1.5

Total	10.8	12.5	6.7	7.9

[1]	There is a small economic capital usage of € 4 million as of December 31, 2010 and of € 28 million as of December 31, 2009.

[2]	There is a small economic capital usage of € 13 million as of December 31, 2010 and of € 17 million as of December 31, 2009.

[3]	N/A indicates that the risk is mostly related to off-balance sheet and liability items.
Our economic capital usage for these nontrading market risk portfolios totaled € 6.7 billion at year-end 2010, which is € 1.2 billion, or 15%, below our economic capital usage at year-end 2009.
•	Strategic Investments. Our economic capital usage of € 0.6 billion as of December 31, 2010 was mainly driven by our participations in Hua Xia Bank Company Limited and Abbey Life Assurance Company.
•
Major Industrial Holdings. Our economic capital usage was € 4 million as of December 31, 2010. Most of the Major Industrial Holdings have been divested in prior years and accordingly the remaining positions no longer attract a material amount of economic capital.

•
Other Corporate Investments. Our economic capital usage was € 1.8 billion for our other corporate investments at year-end 2010. A total of € 1.3 billion of the overall increase of € 1.6 billion results from newly integrated businesses of Postbank and Sal. Oppenheim/BHF-BANK. The economic capital has been aligned

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	174

with Deutsche Bank’s economic capital methodology. Newly included in this category is a restructured subordinated loan facility with significant equity characteristics, which contributed € 253 million to economic capital after diversification.

•
Alternative assets. Our alternative assets portfolio includes principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio has some concentration in infrastructure and real estate assets. While recent market conditions have limited the opportunities to sell down the portfolio, our intention remains to do so, provided suitable conditions allow it.

•	Other nontrading market risks:
•
Interest Rate Risk. This is mainly driven by maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (DRE), volatility of deposit balances and Deutsche Bank’s own credit spread. Economic capital is derived by stressing modeling assumptions – in particular the DRE – for the effective duration of overnight deposits. Our economic capital usage was € 435 million as of December 31, 2010 and was mainly driven by PBC including DB Bauspar. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages business.

•
Equity compensation. Risk arising from structural short position in our own share price arising from restricted equity units. Our economic capital usage was €  (272) million as of December 31, 2010, on a diversified basis. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.

•
Pension risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. Our economic capital usage, excluding Postbank, was € 146 million as of December 31, 2010. The economic capital charge allocated at DB Group level for respective pension risks of Postbank amounted to € 33 million.

•
Structural Foreign Exchange Risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. Our economic capital usage was € 927 million as of December 31, 2010 on a diversified basis.

•	Asset Management’s Guaranteed Funds. Our economic capital usage was € 1.4 billion as of December 31, 2010.
Our total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the asset categories except for those of equity compensation and structural foreign exchange risk and pension risk.

Operational Risk
Organizational Structure
The Head of Operational Risk & Business Continuity Management chairs the Operational Risk Management Committee, which is a permanent sub-committee of the Risk Executive Committee and is composed of the operational risk officers from our business divisions and our infrastructure functions. It is the main decision-making committee for all operational risk management matters.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	175
While the day-to-day operational risk management lies with our business divisions and infrastructure functions, the Operational Risk & Business Continuity Management function manages the cross divisional and cross regional operational risk as well as risk concentrations and ensures a consistent application of our operational risk management strategy across the bank. Based on this Business Partnership Model, which is also shown in the chart below, we ensure close monitoring and high awareness of operational risk.
Managing Our Operational Risk
We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to our risk appetite and systematically identify operational risk themes and concentrations to define risk mitigating measures and priorities.
We apply a number of techniques to efficiently manage the operational risk in our business, for example:
•
We perform systematic risk analyses, root cause analyses and lessons learned activities for events above € 1 million to identify inherent areas of risk and to define appropriate risk mitigating actions which are monitored for resolution. The prerequisite for these detailed analyses and the timely information of our senior management on the development of the operational risk events and on single larger events is the continuous collection of all losses above € 10,000 arising from operational risk events in our “db-Incident Reporting System”.

•	We systematically utilize information on external events occurring in the banking industry to ensure that similar incidents will not happen to us.
•
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	176
warning signals returned by the KRIs. We capture and monitor key operational risk indicators in our tool “db-Score”.
•
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

•
We conduct scenario analysis to amend internal and external loss information and derive actions from them. We also conduct stress testing on a regular basis to analyze the impact of extreme situations on our capital and the profit-and-loss account.

•
Regular operational risk profile reports at Group level for our business divisions, the countries we are operating in and our infrastructure functions are reviewed and discussed with the department’s senior management. The regular performance of the risk profile reviews enables us to early detect changes to the units risk profile as well as risk concentrations across the Group and to take corrective actions.

•	We assess the impact of changes to the Group’s risk profile as a result of new products, outsourcings and acquisitions.
•	Within our tracking tool “db-Track” we monitor risk mitigating measures identified via these techniques for resolution.
•
Due to the heterogeneous nature of operational risks in certain cases operational risks cannot be fully mitigated. In such cases operational risks are mitigated following the “as low as reasonably possible” principle by balancing the cost of mitigation with the benefits thereof and formally accepting the residual risk.

•
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

Measuring Our Operational Risks
In 2010 we have integrated into our operational risk management processes Sal. Oppenheim (except for those parts which are in the process of being sold) and the commercial banking activities in the Netherlands acquired from ABN AMRO as well as Dresdner Bank’s global Agency Securities Lending business. Although Postbank manages its own operational risk, Postbank has also already been integrated into our economic capital calculation on a basis consistent with Deutsche Bank methodology. Limitations in data availability, however, may lead to portfolio effects that are not fully estimated and thereby resulting in over- or underestimation. The table below shows the economic capital usages for operational risk of our business segments for the periods specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage (for operational risk)
CIB	2,735	2,822
PCAM	939	654
CI	8	17

Total	3,682	3,493

Economic capital usage for operational risk increased by €189 million, or 5%, to €3.7 billion as of December 31, 2010. The higher economic capital usage driven by acquisitions (Postbank, BHF-BANK, parts of the commercial banking activities in the Netherlands acquired from ABN AMRO and Sal. Oppenheim) was only partially offset by lower loss frequencies due to proactive operational risk management.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	177
We calculate and measure the economic and regulatory capital for operational risk using the internal AMA methodology. Economic capital is derived from the 99.98 % quantile and allocated to the businesses and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % quantile. Our internal AMA capital calculation is based upon the loss distribution approach. Gross losses adjusted for direct recoveries from historical internal and external loss data (Operational Riskdata Exchange Association (ORX) consortium data and a public database), plus scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo Simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo Simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment (“QA”) and an expected losses deduction are made.
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
Since 2008, we have maintained approval by the BaFin to use the AMA. We are waiting for regulatory approval to integrate Postbank into our regulatory capital calculation.
Our Operational Risk Management Stress Testing Concept
Within our Stress Testing concept we ensure that operational risks are sufficiently and adequately stressed. Our AMA methodology already incorporates stress testing elements such as external data containing extreme data points and an over 25 year loss history both used to model the severity distribution. Additionally, we perform complementary sensitivity analysis and contribute to firm wide stress tests including reverse stress testing.
Role of Corporate Insurance/Deukona
The definition of our insurance strategy and supporting insurance policy and guidelines is the responsibility of our specialized unit Corporate Insurance/Deukona (“CI/D”). CI/D is responsible for our global corporate insurance policy which is approved by our Management Board.
CI/D is responsible for acquiring insurance coverage and for negotiating contract terms and premiums. CI/D also has a role in the allocation of insurance premiums to the businesses. CI/D specialists assist in devising the method for reflecting insurance in the capital calculations and in arriving at parameters to reflect the regulatory requirements. They validate the settings of insurance parameters used in the AMA model and provide respective updates. CI/D is actively involved in industry efforts to reflect the effect of insurance in the results of the capital calculations.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	178
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
The regulatory capital figure includes a deduction for insurance coverage amounting to €467 million. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.
CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities are audited by Group Audit on a periodic basis.
Operational Risk at Postbank
Postbank’s approach to Operational Risk Management is largely comparable to Deutsche Bank’s approach. The Management Board of the Postbank is solely responsible for the management, control, and monitoring of operational risk. The Operational Risk Committee (ORK) commissioned by the Postbank Management Board defines the strategy and framework for controlling operational risk. Day-to-day management of operational risk is the responsibility of the individual units within the Postbank. Strategic parameters for managing operational risk, both qualitative as well as quantitative, are part of the overall strategy.
At Postbank the economic capital requirements for operational risk both for the Postbank as a whole and for the four business divisions individually have been determined using a standalone internal capital model to calculate capital requirements for operational risk. Postbank received the approval by the BaFin for their AMA in December 2010.
Within the consolidation of Postbank the results of the economic capital requirements for operational risk have been recalculated using Deutsche Bank’s economic capital methodology for operational risk based upon pooled data from Deutsche Bank Group and Postbank and are reported in aggregate in section “Overall Risk Position” of this report.

Liquidity Risk at Deutsche Bank Group (excluding Postbank)
Liquidity risk management safeguards our ability to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	179
Liquidity Risk Management Framework
The Management Board defines our liquidity risk strategy, and in particular our tolerance for liquidity risk based on recommendations made by Treasury and the Capital and Risk Committee. At least once every year the Management Board will review and approve the limits which are applied to the Group to measure and control liquidity risk as well as the Bank’s long-term funding and issuance plan.
Our Treasury function is responsible for the management of liquidity and funding risk of Deutsche Bank globally as defined in the liquidity risk strategy. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position of the Group. Treasury reports the Bank’s overall liquidity and funding to the Management Board at least weekly via a Liquidity Scorecard. Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payments queue, forecasting cash flows and factoring in our access to Central Banks. It then covers tactical liquidity risk management dealing with access to secured and unsecured funding sources. Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) and our issuance strategy.
Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.
Stress testing and scenario analysis plays a central role in our liquidity risk management framework. This also incorporates an assessment of asset liquidity, i.e. the characteristics of our asset inventory, under various stress scenarios as well as contingent funding requirements from off-balance-sheet commitments. The monthly stress testing results are used in setting our short-term wholesale funding limits (both unsecured and secured) and thereby ensuring we remain within the Board’s overall liquidity risk tolerance.
Short-term Liquidity and Wholesale Funding
Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. The system captures all cash flows from unsecured as well as from secured funding transactions. Wholesale funding limits, which are calibrated against our stress testing results and approved by the Management Board, express our maximum tolerance for liquidity risk. These limits apply to the respective cumulative global cash outflows and are monitored on a daily basis. Our liquidity reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.
Unsecured Funding
Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis and aggregated to a global utilization report. As part of the overall Liquidity Risk Strategy, the management board approves limits to protect our access to unsecured funding at attractive levels.
Funding Diversification
Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources come from retail clients, long-term capital markets investors and transaction banking clients. Other customer deposits and borrowing from wholesale clients are additional sources of funding. We use wholesale deposits primarily to fund liquid assets. To ensure the additional diversification of its refinancing activities, we have a Pfandbrief license allowing us to issue mortgage Pfandbriefe.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	180
In 2010 we continued to focus on increasing our stable core funding components, while maintaining access to short-term wholesale funding markets, albeit on a relatively low level. The volume of discretionary wholesale funding is well diversified across products (e.g. CD, CP as well as term, call and overnight deposits) and tenors. The acquisition of Postbank significantly increased the volume of our most stable funding sources. Postbank’s status as a regulated bank and publicly traded company, however, may limit our access to its liquidity.
The overall volume of discretionary wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories. The growth in discretionary wholesale funding during the year 2010 is mainly a reflection of the growth in cash and liquid trading assets within our Corporate Banking & Securities Corporate Division.
To avoid any unwanted reliance on these short-term funding sources, and to ensure a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis.

The following chart shows the composition of our external funding sources (on a consolidated basis with the contribution from Postbank separately identified) that contribute to the liquidity risk position as of December 31, 2010 and December 31, 2009, both in euro billion and as a percentage of our total external funding sources.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	181

Funding Matrix
We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.
The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Capital and Risk Committee and the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. As per the year-end 2010, we were long funded in each of the annual time buckets of the funding matrix (2-10 years).
In 2010, Treasury issued capital market instruments with a total value of approximately € 22.9 billion, € 3.9 billion more than the original issuance plan.

For information regarding the maturity profile of our long-term debt, please refer to Note 30 “Long-Term Debt and Trust Preferred Securities” of our consolidated financial statements.
Transfer Pricing
We operate a transfer pricing framework that applies to all businesses and ensures that pricing is made of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.
Within this transfer pricing framework we allocate funding and liquidity risk costs and benefits to the firm’s business units and set financial incentives in line with the firm’s liquidity risk guidelines. Transfer prices are subject to liquidity (term) premiums depending on market conditions. Liquidity premiums are set by Treasury and picked up by a segregated liquidity account. The Treasury liquidity account is the aggregator of long-term liquidity costs. The management and cost allocation of the liquidity account is the key variable for transfer pricing funding costs within Deutsche Bank.

Stress Testing and Scenario Analysis
We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events.
Also incorporated are the lessons learned from the latest financial markets crisis. They include the prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (e.g. rating downgrade), market related events (e.g. systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	182
Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. In addition we analyze the potential funding requirements from off-balance sheet commitments (e.g. drawings of credit facilities and increased collateral requirements) which could materialize under stress. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include the Group’s unencumbered business asset inventory, the available long cash balance (over and above cash balances which form an integral part of our existing clearing and settlement activities), as well as our strategic liquidity reserve.

The asset liquidity analysis thereby forms an integral piece of stress testing and tracks the volume and booking location within our consolidated business inventory of unencumbered, liquid assets which we can use to raise liquidity via secured funding transactions. Securities inventories include a wide variety of different securities. As a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values (haircuts) to different classes of liquid securities. The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes.
In addition the bank maintains sizeable cash balances, primarily with central banks, which are held in excess of the collateral which is required to support our clearing activities in euro, U.S. dollars and other currencies around the globe.
As a separate countermeasure we hold a dedicated strategic liquidity reserve containing highly liquid and central bank eligible securities in major currencies around the world to support our liquidity profile in case of potential deteriorating market conditions. The volume of the strategic liquidity reserve is the function of expected stress result. Size and composition are subject to regular senior management review.
The most immediately liquid and highest quality items within the above three categories are aggregated and separately identified as our Liquidity Reserves. These Reserves comprise available cash and highly liquid government securities and other central bank eligible assets. As of December 31, 2010 our Liquidity Reserves exceeded € 145 billion.
Stress testing is fully integrated in our liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a quarterly basis the impact of a more prolonged stress period extending out to twelve months, together with mitigation actions which may include some change of business model. The liquidity stress testing provides the basis for the bank’s contingency funding plans which are approved by the Management Board.
Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2010. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event, how much counterbalancing liquidity we could generate via different sources as well as the resulting net liquidity position.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	183

Scenario
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	50	164	114
Emerging markets	14	169	155
Event shock	15	138	123
Operational risk (DB specific)	12	167	155
1 notch downgrade (DB specific)	33	169	136
Downgrade to A-2/P-2 (DB specific)	135	186	51
Combined[3]	142	173	31

[1]	Funding gap caused by impaired rollover of liabilities and other projected outflows.

[2]	Based on liquidity generation through countermeasures.

[3]	Combined impact of systemic market risk and downgrade to A-2/P-2.
With the increasing importance of liquidity management in the financial industry, we maintain an active dialogue with central banks, supervisors, rating agencies and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and support efforts to create industry-wide standards to evaluate and manage liquidity risk at financial institutions. In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the Banking Act and regulations issued by the BaFin. For a further description of these regulations, see “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany – Liquidity Requirements.” We are in compliance with all applicable liquidity regulations.

Liquidity Risk at Postbank
In general, Postbank’s Financial Markets division is responsible for the centralized operational management of liquidity risk. BHW Bausparkasse AG, the foreign subsidiaries in New York and Luxembourg, and the London branch manage their risks independently using uniform Postbank group-wide procedures and processes. In the event of a liquidity shock, the Liquidity Crisis Committee has clear responsibility and authority over all Postbank units responsible for portfolios as well as all portfolio units at the subsidiaries and foreign branches.
Postbank’s overarching risk strategy encompasses its strategy for management of liquidity risk. The goal of liquidity management is to ensure that Postbank is solvent at all times – not only under normal conditions, but also in stress situations. Due to its strategic focus as a retail bank, Postbank enjoys a strong financing base in its customer business and is therefore relatively independent of the money and capital markets. To guard against unexpected cash outflows, an extensive portfolio consisting of unencumbered ECB-eligible securities is held that can be used to obtain liquidity rapidly. To ensure the additional diversification of its refinancing activities, Postbank has a Pfandbrief license allowing it to issue public sector Pfandbriefe and mortgage Pfandbriefe.
At Postbank Market Risk Controlling assesses the liquidity status of the Postbank each business day on the basis of funding matrices and cash flow forecasts, with operational management of risk being performed on the basis of the liquidity status. Risk management is also based on a series of more far-reaching analyses of liquidity, in addition to regular Postbank’s Group-wide liquidity and issue planning and also includes regular stress testing. Based on the results of the stress tests, Postbank believes that its liquidity position remains solid. This is due not least to the further increase in customer deposits and Postbank’s extensive portfolio of ECB-eligible securities.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	184
Maturity Analysis of Financial Liabilities
The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2010, and 2009.

			Due between
Dec 31, 2010		Due within	3 and 12	Due between	Due after
in € m.	On demand	3 months	months	1 and 5 years	5 years
Noninterest bearing deposits	89,068	—	—	—	—
Interest bearing deposits	120,154	233,469	32,564	35,430	23,299
Trading liabilities[1]	68,859	–	–	–	–
Negative market values from derivative financial instruments[1]	647,171	–	–	–	–
Financial liabilities designated at fair value through profit or loss	32,332	101,163	8,474	8,056	3,736
Investment contract liabilities[2]	–	572	888	1,367	5,071
Negative market values from derivative financial instruments, qualifying for hedge accounting[3]	852	141	256	1,113	4,257
Central bank funds purchased	4,456	1,848	–	–	–
Securities sold under repurchase agreements	2,384	14,570	3,056	1,585	23
Securities loaned	3,024	54	–	–	198
Other short-term borrowings	49,904	13,439	1,495	–	–
Long-term debt	1,695	11,647	16,879	80,713	58,153
Trust preferred securities	–	–	2,434	4,481	5,335
Other financial liabilities	119,693	6,160	268	516	22
Off-balance sheet loan commitments	100,273	–	–	–	–
Financial guarantees	28,941	–	–	–	–

Total[4]	1,268,806	383,063	66,314	133,261	100,094

[1]
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

[2]
These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” for more detail on these contracts.

[3]	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

[4]
The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	185

			Due between
Dec 31, 2009		Due within	3 and 12	Due between	Due after
in € m.	On demand	3 months	months	1 and 5 years	5 years
Noninterest bearing deposits	51,731	–	–	–	–
Interest bearing deposits	117,960	126,598	14,649	21,362	11,987
Trading liabilities[1]	64,501	–	–	–	–
Negative market values from derivative financial instruments[1]	576,973	–	–	–	–
Financial liabilities designated at fair value through profit or loss	64,920	33,785	4,806	5,797	4,826
Investment contract liabilities[2]	–	514	806	1,247	4,710
Negative market values from derivative financial instruments qualifying for hedge accounting[3]	946	–	10	392	2,455
Central bank funds purchased	3,824	1,884	–	–	–
Securities sold under repurchase agreements	1,349	38,292	104	37	5
Securities loaned	5,028	54	16	–	466
Other short-term borrowings	24,830	17,370	632	–	–
Long-term debt	1,856	2,044	20,373	67,837	41,011
Trust preferred securities	–	–	746	3,991	5,840
Other financial liabilities	120,731	6,705	375	233	60
Off-balance sheet loan commitments	63,662	–	–	–	–
Financial guarantees	21,719	–	–	–	–

Total [4]	1,120,030	227,246	42,517	100,896	71,360

[1]
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

[2]
These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” for more detail on these contracts.

[3]	Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

[4]
The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

Capital Management
Our Treasury function manages our capital at Group level and locally in each region, except that Postbank manages its capital on a group level and locally on its own. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements our capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on IFRS accounting standards, regulatory capital and economic capital. Since October 2008, our target for the Tier 1 capital ratio continued to be at 10 % or above.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	186
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
On October 6, 2010, we completed a capital increase from authorized capital against cash contributions. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised in the issuance (after expenses of approximately € 0.1 billion, net of tax) were primarily used to cover the capital consumption from the consolidation of Postbank, and, in addition, to support the existing capital base.
Treasury executes the repurchase of shares. As of January 1, 2010, the number of shares held in Treasury from buybacks totaled 0.6 million. The 2009 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from January 1, 2010 until the 2010 Annual General Meeting, 11.1 million shares (or 2 % of shares issued) were purchased. Thereof 10.6 million were used for equity compensation purposes. As of the 2010 Annual General Meeting on May 27, 2010, the number of shares held in Treasury from buybacks totaled 1.0 million. The 2010 Annual General Meeting granted our management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares can be purchased by using derivatives. During the period from the 2010 Annual General Meeting until December 31, 2010, 18.8 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 9.8 million of the total 18.8 million shares repurchased were used for equity compensation purposes in 2010 and 9.0 million shares were used to increase our Treasury position for later use for future equity compensation. As of December 31, 2010, the number of shares held in Treasury from buybacks totaled 10.0 million.
Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2010, amounted to € 12.6 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to the consolidation of € 1.6 billion hybrid Tier 1 capital issued by Postbank and foreign exchange effects of the strengthened U.S. dollar on our U.S. dollar denominated hybrid Tier 1 capital. During the first half year 2010 we raised € 0.1 billion of hybrid Tier 1 capital by increasing an outstanding issue.
In 2010, we issued € 1.2 billion of lower Tier 2 capital (qualified subordinated liabilities). Consolidation of Tier 2 capital issued by Postbank added € 2.2 billion of lower Tier 2 capital and € 1.2 billion of profit participation rights. Profit participation rights amounted to € 1.2 billion after and nil before consolidation of Postbank. Qualified subordinated liabilities as of December 31, 2010 amounted to € 10.7 billion compared to € 7.1 billion as of December 31, 2009. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2010, unchanged to December 31, 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	187
Capital Management at Postbank
Postbank manages its capital by continuously monitoring capital supply and demand. Capital management aims at regulatory as well as at economic capital adequacy, in line with the concept of risk bearing capacity. In general, the capital allocation requires an appropriate return on regulatory capital demand. The capital allocation is approved by Postbank’s Management Board based on a multi year plan.
The regulatory and economic capital demand is permanently monitored to adjust the available capital if required. Capital demand forecasts are regularly determined and carried forward based on the planned development of the business volume and results as well as expected risk parameter changes. Capital ratios are managed in compliance with the Postbank’s Management Board approved statutory guidelines, by steering the existing and new transaction volume, by issuance of Tier 1 and Tier 2 capital instruments or by executing risk mitigating capital market transactions.
Balance Sheet Management
We manage our balance sheet on a Group level excluding Postbank and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. Our balance sheet management function has the mandate to monitor and analyze balance sheet developments and to track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. While we monitor IFRS balance sheet developments, our balance sheet management is principally focused on adjusted values as used in our leverage ratio target definition, which is calculated using adjusted total assets and adjusted total equity figures.
Similarly Postbank follows a value-oriented financial management approach that includes balance sheet management.
As of December 31, 2010, on a consolidated basis our leverage ratio according to our target definition was 23, at the same level as of December 31, 2009, and below our leverage ratio target of 25. The impact from our acquisitions on our total assets was fully compensated for by the impact of our rights issue on the applicable equity. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 38 as of December 31, 2010, a slight decrease compared to 40 at the end of 2009. For a tabular presentation of our leverage ratios and the adjustments made for the values according to our target definition please see section “Leverage Ratio (Target Definition)” on page S-19 of the supplemental financial information.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	188
Overall Risk Position
To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.
The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Economic capital usage
Credit risk	12,785	7,453
Market Risk	13,160	12,515
Trading market risk	6,420	4,613
Nontrading market risk	6,740	7,902
Operational risk	3,682	3,493
Diversification benefit across credit, market and operational risk	(3,534)	(3,166)

Sub-total credit, market and operational risk	26,093	20,295

Business risk	1,085	501

Total economic capital usage	27,178	20,796

As of December 31, 2010, our economic capital usage totaled € 27.2 billion, which is € 6.4 billion, or 31%, above the € 20.8 billion economic capital usage as of December 31, 2009. The increase in economic capital usage includes the effects of the acquisitions of Postbank, Sal. Oppenheim/BHF-BANK and parts of ABN AMRO’s commercial banking activities in the Netherlands, as well as exposure increases and the effects of various model refinements for the calculation of economic capital for credit risk and trading market risk.
The December 31, 2010, economic capital usage included € 4.6 billion in relation to Postbank, which has been calculated on a basis consistent with Deutsche Bank methodology, however, limitations in data availability may lead to portfolio effects that are not fully estimated and thereby resulting in over or under estimation. For December 31, 2009, € 4.2 billion economic capital usage was included for Postbank.
Our economic capital usage for credit risk totaled € 12.8 billion as of December 31, 2010. The increase of € 5.3 billion, or 72%, was principally driven by acquisitions. The consolidation of Postbank as well as of Sal. Oppenheim and parts of ABN AMRO’s commercial banking activities in the Netherlands increased the economic capital usage by € 3.7 billion. The other changes reflected exposure increases, refinements of the credit risk model and the effect from regular recalibrations of the credit risk parameters.
Our economic capital usage for market risk increased by € 645 million, or 5%, to € 13.2 billion as of December 31, 2010. The increase was driven by trading market risk, which increased by € 1.8 billion, or 39%, primarily reflecting model improvements. Nontrading market risk economic capital usage decreased by € 1.2 billion, or 15%, reflecting the elimination of our former Postbank equity investment upon consolidation of Postbank’s assets on our balance sheet, which reduced the economic capital usage by € 3.3 billion net. This decrease was partly offset by changes in other nontrading market risk of € 1.8 billion and by the acquisition of Sal. Oppenheim, which contributed a further € 313 million.
Operational risk economic capital usage increased by € 189 million, or 5%, to € 3.7 billion as of December 31, 2010. The increase is fully explained by acquisitions.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 12: Description of Securities other than Equity Securities	189
Our economic capital usage for business risk, consisting of a strategic risk and a tax risk component, totaled € 1.1 billion as of December 31, 2010. The strategic risk economic capital usage increase of € 450 million was primarily attributable to the Postbank acquisition resulting in an economic capital usage of € 400 million.
The diversification effect of the economic capital usage across credit, market and operational risk increased by € 368 million, or 12%, as of December 31, 2010.
The table below shows the economic capital usage of our business segments for the dates specified.

in € m.	Dec 31, 2010	Dec 31, 2009
Corporate & Investment Bank	16,119	11,974
Corporate Banking & Securities	14,828	11,242
Global Transaction Banking	1,291	732
Private Clients and Asset Management	9,394	4,434
Asset and Wealth Management	2,717	1,878
Private & Business Clients	6,677	2,556
Corporate Investments	902	4,641
Consolidation & Adjustments	762	(253)

Total economic capital usage	27,178	20,796

The future allocation of economic capital may change to reflect refinements in our risk measurement methodology.
A primary measure we use to assess our risk bearing capacity is a ratio of our active book equity divided by the economic capital usage (shown in the above table) plus goodwill and intangibles (€ 42.8 billion and € 31.0 billion as of December 31, 2010 and 2009, respectively). Active book equity, which was € 48.4 billion and € 36.4 billion as of December 31, 2010 and 2009, respectively, is calculated by adjusting total shareholders’ equity for unrealized net gains (losses) on financial assets available for sale and on cash flow hedges as well as for accrued future dividends (for a reconciliation, please refer to Note 36 “Regulatory Capital” of the consolidated financial statements). A ratio of more than 100 % signifies that the active book equity adequately covers the aforementioned risk positions. This ratio was 113 % as of December 31, 2010, compared to 118 % as of December 31, 2009, as effects from the increase in economic capital and goodwill overcompensated the increase of active book equity, which was primarily attributable to the capital raise related to Postbank, retained earnings and foreign exchange effects.
Item 12: Description of Securities other than Equity Securities
Not required because this document is filed as an annual report and our ordinary shares are not represented by American Depositary Receipts.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	190
PART II
Item 13: Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 15: Controls and Procedures	191
Item 15: Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2010. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2010.
Management’s Annual Report on Internal Control over Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of the our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2010, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 excludes internal controls relating to Deutsche Postbank AG (“Postbank”), which was initially consolidated on December 3, 2010. Of our € 1,905.6 billion in total assets as of December 31, 2010, € 214.4 billion were attributable to the consolidated Postbank, and, following consolidation on December 3, 2010, Postbank contributed net revenues and net income of € 423 million and € 62 million, respectively, to our income statement. Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2010 was effective based on the COSO framework.
KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.
Report of Independent Registered Public Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 15: Controls and Procedures	192
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
In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management’s assessment of internal control over financial reporting excluded the business of Deutsche Postbank Aktiengesellschaft (“Postbank”) which was acquired and initially consolidated on December 3, 2010. Of the Company’s € 1,905.6 billion in total assets as of December 31, 2010, € 214.4 billion were attributable to Postbank, and, following consolidation on December 3, 2010, Postbank contributed net revenues and net income of € 423 million and € 62 million, respectively, to the Company’s income statement. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Postbank.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 4, 2011 expressed an unqualified opinion on those consolidated financial statements.
Frankfurt am Main, Germany
March 4, 2011
KPMG AG
Wirtschaftsprüfungsgesellschaft

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16A: Audit Committee Financial Expert	193
Change in Internal Control over Financial Reporting
Effective December 3, 2010, Postbank became a consolidated subsidiary of ours. As a result, our processes and systems for internal control over financial reporting will be expanded to encompass such activities in Postbank. Otherwise, there was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16A: Audit Committee Financial Expert
Our Supervisory Board has determined that Dr. Clemens Börsig and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Item 6: Directors, Senior Management and Employees – Directors and Senior Management – Supervisory Board.” The audit committee financial experts mentioned above are “independent” as such term is defined in Rule 10A-3 of the Securities Exchange Act of 1934. As a foreign private issuer of common shares listed on the New York Stock Exchange, we are subject to the requirements of this definition.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16B: Code of Ethics	194
Item 16B: Code of Ethics
In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This code of ethics forms part of our Code of Business Conduct and Ethics, a copy of which is available on our Internet website at http://www.deutsche-bank.com/corporate-governance, under the heading “Code of Business Conduct and Ethics for Deutsche Bank Group”. Other than several nonsubstantive changes made in May 2006 and April 2010 (based on a decision in March 2010), there have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16C: Principal Accountant Fees and Services	195
Item 16C: Principal Accountant Fees and Services
In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. At our 2009 and 2010 Annual General Meetings, our shareholders appointed KPMG AG Wirtschaftsprüfungsgesellschaft as our principal accountant for the 2009 and 2010 fiscal years respectively.
The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountant in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fee category in € m.	2010	2009
Audit fees	53	45
Audit-related fees	9	6
Tax-related fees	7	5
All other fees	2	–

Total fees	71	56

The total fee increase of € 15 million is mainly driven by our 2010 acquisitions. Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax-Related Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.
United States law and regulations, and our own policies, generally require all engagements of our principal accountant be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform non-audit services. Engagement requests must in the first instance be submitted to the Accounting Engagement Team established and supervised by our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Finance and Tax departments. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16D: Exemptions from the Listing Standards for Audit Committees	196
Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2009 and 2010, the percentage of the total amount of revenue we paid to our principal accountant represented by non-audit services in each category that were subject to such a waiver was less than 5%.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	197
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In 2010, we repurchased a total of 29,813,296 shares for group purposes pursuant to share buy-backs authorized by the General Meeting. During the period from January 1, 2010 until the 2010 Annual General Meeting on May 27, 2010, we repurchased 11,059,298 of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 26, 2009, at an average price of € 45.03 and for a total consideration of € 498 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 27, 2010. Under the new authorization, up to 62,085,901 shares may be repurchased through November 30, 2014. Of these, 31,042,950 shares may be purchased by using derivatives. During the period from the 2010 Annual General Meeting until December 31, 2010, we repurchased 18,753,998 shares at an average price of € 48.07 and for a total consideration of € 902 million (excluding option premium). Of these, 3.1 million shares were purchased to grant a subscription ratio of 2:1 in connection with our capital increase, and 0.5 million shares were purchased via sold put options which were executed by the counterparty at maturity date. At December 31, 2010, the number of shares held in Treasury from buybacks totaled 10.0 million. This figure stems from 0.6 million shares at the beginning of the year, plus 29.8 million shares from buybacks in 2010, less 20.4 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2010.
In addition to these share buy-backs for group purposes, pursuant to shareholder authorizations approved at our 2009 and 2010 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through November 30, 2014, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.
The following table sets forth, for each month in 2010 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16F: Change in Registrant’s Certifying Accountant	198
Issuer Purchases of Equity Securities in 2010

						Maximum
						number of
						shares that may
					Number of	yet be
	Total number of		Net number of	Average price	shares	purchased under
	shares	Total number of	shares purchased	paid per share	purchased for	plans or
Month	purchased	shares sold	or (sold)	(in €)	group purposes	programs
January	8,697,095	6,497,761	2,199,334	43.42	2,000,000	48,413,175
February	34,188,592	35,364,689	(1,176,097)	45.42	9,059,298	39,353,877
March	19,287,752	18,966,802	320,950	52.94	–	39,353,877
April	21,583,304	22,260,385	(677,081)	56.19	–	39,353,877
May	23,601,857	35,361,733	(11,759,876)	51.12	–	39,353,877
June	31,317,368	18,576,020	12,741,348	48.40	–	62,085,901
July	20,981,719	18,545,068	2,436,651	49.57	2,038,854	60,047,047
August	31,815,806	34,458,191	(2,642,385)	54.49	6,461,411	53,585,636
September	46,185,772	44,332,370	1,853,402	46.65	3,100,000	50,485,636
October	32,186,145	31,648,340	537,805	41.03	300,000	50,185,636
November	28,316,406	23,232,196	5,084,210	40.14	5,854,519	44,331,117
December	27,804,565	26,969,241	835,324	39.33	999,214	43,331,903

Total 2010	325,966,381	316,212,796	9,753,585	47.14	29,813,296	43,331,903

At December 31, 2010, our issued share capital consisted of 929,499,640 ordinary shares, of which 919,062,360 were outstanding and 10,437,280 were held by us in treasury. On October 6, 2010, we completed a capital increase through a rights offering, as a result of which we issued 308,640,625 new registered no par value shares (common shares). Of these, 306,511,140 were subscribed by the subscription right holders and 2,129,485 were placed in open market transactions. The shares were issued with full dividend rights for the year 2010 from authorized capital. The placement of the 308.6 million new shares issued in connection with the capital increase is not included in the table above.
Item 16F: Change in Registrant’s Certifying Accountant
Not applicable.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16G: Corporate Governance	199
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16G: Corporate Governance	200
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
Companies which have securities listed on a stock exchange in Germany must report each year on the company’s corporate governance in their annual report to shareholders.
The Recommendations of the Code. The Code was issued in 2002 by a commission composed of German corporate governance experts appointed by the German Federal Ministry of Justice in 2001. The Code was last amended in May 2010 and, as a general rule, will be reviewed annually and amended if necessary to reflect international corporate governance developments. The Code describes and summarizes the basic mandatory statutory corporate governance principles found in the provisions of German law. In addition, it contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practice.
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
In their last Declaration of Conformity of October 27, 2010 the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code. The Declaration of Conformity and the amendments are available on Deutsche Bank’s internet website at http://www.deutschebank.com/corporate-governance.
Supervisory Board Committees. The Supervisory Board may form committees. The Co-Determination Act requires that the Supervisory Board forms a mediation committee to propose candidates for the Management Board in the event that the two-thirds majority of the members of the Supervisory Board needed to appoint members of the Management Board is not met.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16G: Corporate Governance	201
The Stock Corporation Act specifically mentions the possibility to establish an “audit committee” to handle issues of accounting and risk management, compliance, auditor independence, the engagement and compensation of outside auditors appointed by the shareholders’ meeting and the determination of auditing focal points. The Code recommends establishing such an “audit committee”. Since 2007 the Code also recommends establishing a “nomination committee” comprised only of shareholder elected Supervisory Board members to prepare the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. The Code also includes suggestions on the subjects that may be handled by Supervisory Board committees, including corporate strategy, compensation of the members of the Management Board, investments and financing. Under the Stock Corporation Act, any Supervisory Board committee must regularly report to the Supervisory Board.
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
As a foreign private issuer, Deutsche Bank is not subject to these requirements. However, its audit committee must meet the more lenient independence requirement of Rule 10A-3 under the Securities Exchange Act of 1934. German corporate law does not require an affirmative independence determination, meaning that the Supervisory Board need not make affirmative findings that audit committee members are independent. However, the Stock Corporation Act requires that at least one member of the supervisory board or, if an audit committee is established, such audit committee, must be independent and have expertise in accounting and audit matters, unless all members have been appointed before May 29, 2009. Moreover, both the Stock Corporation Act and the Code contain several rules, recommendations and suggestions to ensure the Supervisory Board’s independent advice to, and supervision of, the Management Board. As noted above, no member of the Management Board may serve on the Supervisory Board (and vice versa). Supervisory Board members will not be bound by directions or instructions from third parties. Any advisory, service or similar contract between a member of the Supervisory Board and the company is subject to the Supervisory Board’s approval. A similar requirement applies to loans granted by the company to a Supervisory Board member or other persons, such as certain members of a Supervisory Board member’s family. In addition, the Stock Corporation Act prohibits a person who within the last two years were a member of the management board to become a member of the supervisory board of the same company unless he or she is elected upon the proposal of shareholders holding more than 25 % of the voting rights of the company.

Deutsche Bank Annual Report 2010 on Form 20-F	Item 16G: Corporate Governance	202
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

Deutsche Bank Annual Report 2010 on Form 20-F	Item 19: Exhibits	203
PART III
Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
See our consolidated financial statements beginning on page F-5, which we incorporate by reference into this document.
Item 19: Exhibits
We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG.
2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
4.1	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.
4.2	Equity Units Plan Rules 2010, furnished as Exhibit 4.2 to our 2009 Annual Report on Form 20-F and incorporated by reference herein.
4.3	Equity Units Plan Rules 2011.
7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2010, 2009, 2008, 2007 and 2006 (also incorporated as Exhibit 12.5 to Registration Statement No. 333-162195 of Deutsche Bank AG).
8.1	List of Subsidiaries.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
14.1	Legal Opinion regarding confidentiality of related party customers.
15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Deutsche Bank Annual Report 2010 on Form 20-F	Signatures	204
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 15, 2011
Deutsche Bank Aktiengesellschaft

/s/ DR. JOSEF ACKERMAN
Dr. Josef Ackermann
Chairman of the Management Board

/s/ STEFAN KRAUSE
Stefan Krause
Member of the Management Board Chief Financial Officer

Deutsche Bank Aktiengesellschaft
Consolidated Financial Statements

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Deutsche Bank Aktiengesellschaft	F-2
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm F-4

Consolidated Financial Statements:
Consolidated Statement of Income for the years ended December 31, 2010, December 31, 2009 and December 31, 2008. F-5
Consolidated Statement of Comprehensive Income for the years ended December 31, 2010, December 31, 2009 and December 31, 2008. F-6
Consolidated Balance Sheet as of December 31, 2010, and December 31, 2009. F-7
Consolidated Statement of Changes in Equity for the years ended December 31, 2010, December 31, 2009 and December 31, 2008. F-8
Consolidated Statement of Cash Flows for the years ended December 31, 2010, December 31, 2009 and December 31, 2008. F-10

Notes to the Consolidated Financial Statements – 11
01 – Significant Accounting Policies – 11
02 – Critical Accounting Estimates – 39
03 – Recently Adopted and New Accounting Pronouncements – 47
04 – Acquisitions and Dispositions – 49
05 – Business Segments and Related Information – 67

Notes to the Consolidated Income Statement – 79
06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 79
07 – Commissions and Fee Income – 81
08 – Net Gains (Losses) on Financial Assets Available for Sale – 82
09 – Other Income – 82
10 – General and Administrative Expenses – 83
11 – Earnings per Common Share – 83

Notes to the Consolidated Balance Sheet – 85
12 – Financial Assets/Liabilities at Fair Value through Profit or Loss – 85
13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 88
14 – Financial Instruments carried at Fair Value – 90
15 – Fair Value of Financial Instruments not carried at Fair Value – 102
16 – Financial Assets Available for Sale – 105
17 – Equity Method Investments – 106
18 – Loans – 108
19 – Allowance for Credit Losses – 109
20 – Derecognition of Financial Assets – 110
21 – Assets Pledged and Received as Collateral – 111
22 – Property and Equipment – 112
23 – Leases – 113
24 – Goodwill and Other Intangible Assets – 115
25 – Assets Held for Sale – 126
26 – Other Assets and Other Liabilities – 130
27 – Deposits – 131
28 – Provisions – 132
29 – Other Short-Term Borrowings – 136
30 – Long-Term Debt and Trust Preferred Securities – 136

Deutsche Bank Annual Report 2010 on Form 20-F	Deutsche Bank Aktiengesellschaft	F-3

Additional Notes – 137
31 – Common Shares – 137
32 – Share-Based Compensation Plans – 138
33 – Employee Benefits – 143
34 – Income Taxes – 150
35 – Derivatives – 154
36 – Regulatory Capital – 157
37 – Related Party Transactions – 162
38 – Information on Subsidiaries – 165
39 – Insurance and Investment Contracts – 166
40 – Current and Non-Current Assets and Liabilities – 169
41 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements – 171
42 – Condensed Consolidating Financial Information – 174

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Report of Independent Registered Public Accounting Firm	F-4
Report of Independent Registered Public Accounting Firm
To the Supervisory Board of
Deutsche Bank Aktiengesellschaft:
We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010 including the disclosures described as being part of the financial statements within Item 11, ‘Quantitative and Qualitative Disclosures about Credit, Market and Other Risk’. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain financial assets in the year ended December 31, 2008 following the adoption of “Reclassification of Financial Assets (Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”)”.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Frankfurt am Main, Germany
March 4, 2011
KPMG AG
Wirtschaftsprüfungsgesellschaft

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Statement of Income	F-5
Consolidated Statement of Income

in € m.	Notes	2010	2009	2008
Interest and similar income	6	28,779	26,953	54,549
Interest expense	6	13,196	14,494	42,096

Net interest income	6	15,583	12,459	12,453

Provision for credit losses	19	1,274	2,630	1,076

Net interest income after provision for credit losses		14,309	9,829	11,377

Commissions and fee income	7	10,669	8,911	9,741
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	6	3,354	7,109	(9,992)
Net gains (losses) on financial assets available for sale	8	201	(403)	666
Net income (loss) from equity method investments	17	(2,004)	59	46
Other income (loss)	9	764	(183)	699

Total noninterest income		12,984	15,493	1,160

Compensation and benefits	32,33	12,671	11,310	9,606
General and administrative expenses	10	10,133	8,402	8,339
Policyholder benefits and claims		485	542	(252)
Impairment of intangible assets	24	29	(134)	585
Restructuring activities	28	–	–	–

Total noninterest expenses		23,318	20,120	18,278

Income (loss) before income taxes		3,975	5,202	(5,741)

Income tax expense (benefit)	34	1,645	244	(1,845)

Net income (loss)		2,330	4,958	(3,896)

Net income (loss) attributable to noncontrolling interests		20	(15)	(61)
Net income (loss) attributable to Deutsche Bank shareholders		2,310	4,973	(3,835)
Earnings per Common Share

in €	Notes	2010	2009	2008
Earnings per common share:[1]	11
Basic		€ 3.07	€ 7.21	€ (6.87)

Diluted[2]		€ 2.92	€ 6.94	€ (6.87)

Number of shares in million:[1]
Denominator for basic earnings per share – weighted-average shares outstanding		753.3	689.4	558.5
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		790.8	716.7	558.6

[1]
The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[2]	Includes numerator effect of assumed conversions. For further detail please see Note 11 “Earnings per Common Share”.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Statement of Comprehensive Income	F-6
Consolidated Statement of Comprehensive Income

in € m.	2010	2009	2008
Net income (loss) recognized in the income statement	2,330	4,958	(3,896)

Actuarial gains (losses) related to defined benefit plans, net of tax	106	(679)	(1)

Other comprehensive income
Unrealized net gains (losses) on financial assets available for sale:[1]
Unrealized net gains (losses) arising during the period, before tax	83	523	(4,516)
Net (gains) losses reclassified to profit or loss, before tax	39	556	(666)
Unrealized net gains (losses) on derivatives hedging variability of cash flows:[1]
Unrealized net gains (losses) arising during the period, before tax	(78)	118	(263)
Net (gains) losses reclassified to profit or loss, before tax	4	6	2
Unrealized net gains (losses) on assets classified as held for sale, before tax[2]	(25)	–	–
Foreign currency translation:[1]
Unrealized net gains (losses) arising during the period, before tax	920	40	(1,144)
Net (gains) losses reclassified to profit or loss, before tax	(6)	11	(3)
Unrealized net gains (losses) from equity method investments[1]	(26)	85	(15)
Tax on net gains (losses) in other comprehensive income	240	(254)	731

Other comprehensive income, net of tax	1,151 [3]	1,085 [4]	(5,874)[5]

Total comprehensive income, net of tax	3,587	5,364	(9,771)

Attributable to:
Noncontrolling interests	4	(1)	(37)
Deutsche Bank shareholders	3,583	5,365	(9,734)

[1]
The unrealized net gains (losses) from equity method investments are disclosed separately starting December 31, 2009. These amounts were included in the other categories of other comprehensive income in prior periods.

[2]	Please refer to Note 25 “Assets held for Sale” for additional information.

[3]
Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2009 of € (3,780) million and December 31, 2010 of € (2,601) million, adjusted for changes in noncontrolling interest attributable to these components of € (28) million.

[4]
Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2008 of € (4,851) million and December 31, 2009 of € (3,780) million, adjusted for changes in noncontrolling interest attributable to these components of € 14 million.

[5]
Represents the change in the balance sheet in accumulated other comprehensive income (net of tax) between December 31, 2007 of € 1,047 million and December 31, 2008 of € (4,851) million, adjusted for changes in noncontrolling interest attributable to these components of € 24 million.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Balance Sheet	F-7
Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2010	Dec 31, 2009
Assets:
Cash and due from banks		17,157	9,346
Interest-earning deposits with banks		92,377	47,233
Central bank funds sold and securities purchased under resale agreements	20,21	20,365	6,820
Securities borrowed	20,21	28,916	43,509
Financial assets at fair value through profit or loss
Trading assets		271,291	234,910
Positive market values from derivative financial instruments		657,780	596,410
Financial assets designated at fair value through profit or loss		171,926	134,000
Total financial assets at fair value through profit or loss of which € 91 billion and € 79 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	12,14,21,35	1,100,997	965,320
Financial assets available for sale of which € 3.9 billion and € 0.5 billion were pledged to creditors and can be sold or repledged at December 31, 2010, and 2009, respectively	16,20,21	54,266	18,819
Equity method investments	17	2,608	7,788
Loans	18,19	407,729	258,105
Property and equipment	22	5,802	2,777
Goodwill and other intangible assets	24	15,594	10,169
Other assets	25,26	149,229	121,538
Assets for current tax	34	2,249	2,090
Deferred tax assets	34	8,341	7,150

Total assets		1,905,630	1,500,664

Liabilities and equity:
Deposits	27	533,984	344,220
Central bank funds purchased and securities sold under repurchase agreements	20,21	27,922	45,495
Securities loaned	20,21	3,276	5,564
Financial liabilities at fair value through profit or loss	12,14,35
Trading liabilities		68,859	64,501
Negative market values from derivative financial instruments		647,171	576,973
Financial liabilities designated at fair value through profit or loss		130,154	73,522
Investment contract liabilities		7,898	7,278
Total financial liabilities at fair value through profit or loss		854,082	722,274
Other short-term borrowings	29	64,990	42,897
Other liabilities	25,26	181,827	154,281
Provisions	19,28	2,204	1,307
Liabilities for current tax	34	2,736	2,141
Deferred tax liabilities	34	2,307	2,157
Long-term debt	30	169,660	131,782
Trust preferred securities	30	12,250	10,577
Obligation to purchase common shares		–	–
Total liabilities		1,855,238	1,462,695

Common shares, no par value, nominal value of € 2.56	31	2,380	1,589
Additional paid-in capital		23,515	14,830
Retained earnings		25,999	24,056
Common shares in treasury, at cost	31	(450)	(48)
Equity classified as obligation to purchase common shares		–	–
Accumulated other comprehensive income, net of tax		(2,601)	(3,780)
Total shareholders’ equity		48,843	36,647

Noncontrolling interests		1,549	1,322

Total equity		50,392	37,969

Total liabilities and equity		1,905,630	1,500,664

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Statement of Changes in Equity	F-8
Consolidated Statement of Changes in Equity

					Equity
				Common	classified as
				shares in	obligation to
	Common shares	Additional	Retained	treasury,	purchase
in € m.	(no par value)	paid-in capital	earnings[1]	at cost	common shares
Balance as of December 31, 2007	1,358	15,808	26,051	(2,819)	(3,552)

Total comprehensive income[2]	–	–	(3,835)	–	–
Common shares issued	102	2,098	–	–	–
Cash dividends paid	–	–	(2,274)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	226	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(1)	–	–
Net change in share awards	–	225	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,072	–
Tax benefits related to share-based compensation plans	–	(136)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	(1,815)	–	–	2,690
Common shares issued under share-based compensation plans	1	17	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(366)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	1,225
Option premiums and other effects from options on common shares	–	3	(4)	–	–
Purchases of treasury shares	–	–	–	(21,736)	–
Sale of treasury shares	–	–	–	22,544	–
Net gains (losses) on treasury shares sold	–	(1,191)	–	–	–
Other	–	(48)	(89)	–	–

Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total comprehensive income[2]	–	–	4,973	–	–
Common shares issued	128	830	–	–	–
Cash dividends paid	–	–	(309)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(679)	–	–
Net change in share awards	–	(688)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,313	–
Tax benefits related to share-based compensation plans	–	35	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(5)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	8
Option premiums and other effects from options on common shares	–	(149)	–	–	–
Purchases of treasury shares	–	–	–	(19,238)	–
Sale of treasury shares	–	–	–	18,816	–
Net gains (losses) on treasury shares sold	–	(177)	–	–	–
Other	–	18	(3)	–	–

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–

Total comprehensive income[2]	–	–	2,310	–	–
Common shares issued	791	9,413	–	–	–
Cash dividends paid	–	–	(465)	–	–
Dividend related to equity classified as obligation to purchase common shares	–	–	–	–	–
Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	94	–	–
Net change in share awards	–	(296)	–	–	–
Treasury shares distributed under share-based compensation plans	–	–	–	1,439	–
Tax benefits related to share-based compensation plans	–	(11)	–	–	–
Amendment of derivative instruments indexed to Deutsche Bank common shares	–	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–	–
Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(93)
Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	93
Option premiums and other effects from options on common shares	–	(115)	–	–	–
Purchases of treasury shares	–	–	–	(15,366)	–
Sale of treasury shares	–	–	–	13,525	–
Net gains (losses) on treasury shares sold	–	–	–	–	–
Other	–	(306)	4	–	–

Balance as of December 31, 2010	2,380	23,515	25,999	(450)	–

[1]
The balance as of December 31, 2007 was increased by € 935 million for a change in accounting policy (change from corridor approach to immediate recognition of actuarial gains and losses related to defined benefit plans in shareholders’ equity) and for a retrospective adjustment of current tax liabilities, both in 2008.

[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Statement of Changes in Equity	F-9

Unrealized net	Unrealized net
gains (losses) on	gains (losses) on	Unrealized net		Unrealized net
financial assets	derivatives	gains (losses) on		gains (losses)	Accumulated
available for sale,	hedging variability	assets classified	Foreign currency	from equity	other	Total
net of applicable	of cash flows,	as held for sale,	translation,	method	comprehensive	shareholders’	Noncontrolling
tax and other[3]	net of tax[3]	net of tax	net of tax[3,4]	investments	income, net of tax	equity	interests	Total equity
3,629	(52)	–	(2,524)	(6)	1,047	37,893	1,422	39,315

(4,484)	(294)	–	(1,104)	(16)	(5,898)	(9,733)	(37)	(9,770)
–	–	–	–	–	–	2,200	–	2,200
–	–	–	–	–	–	(2,274)	–	(2,274)
–	–	–	–	–	–	226	–	226
–	–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	–	225	–	225
–	–	–	–	–	–	1,072	–	1,072
–	–	–	–	–	–	(136)	–	(136)
–	–	–	–	–	–	875	–	875
–	–	–	–	–	–	18	–	18
–	–	–	–	–	–	(366)	–	(366)
–	–	–	–	–	–	1,225	–	1,225
–	–	–	–	–	–	(1)	–	(1)
–	–	–	–	–	–	(21,736)	–	(21,736)
–	–	–	–	–	–	22,544	–	22,544
–	–	–	–	–	–	(1,191)	–	(1,191)
–	–	–	–	–	–	(137)	(174)	(311)

(855)	(346)	–	(3,628)	(22)	(4,851)	30,703	1,211	31,914

669	212	–	107	83	1,071	6,044	(1)	6,043
–	–	–	–	–	–	958	–	958
–	–	–	–	–	–	(309)	–	(309)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(679)	–	(679)
–	–	–	–	–	–	(688)	–	(688)
–	–	–	–	–	–	1,313	–	1,313
–	–	–	–	–	–	35	–	35
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(5)	–	(5)
–	–	–	–	–	–	8	–	8
–	–	–	–	–	–	(149)	–	(149)
–	–	–	–	–	–	(19,238)	–	(19,238)
–	–	–	–	–	–	18,816	–	18,816
–	–	–	–	–	–	(177)	–	(177)
–	–	–	–	–	–	15	112	127

(186)	(134)	–	(3,521)	61	(3,780)	36,647	1,322	37,969

73	(45)	(11)	1,188	(26)	1,179	3,489	(8)	3,481
–	–	–	–	–	–	10,204	–	10,204
–	–	–	–	–	–	(465)	–	(465)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	94	12	106
–	–	–	–	–	–	(296)	–	(296)
–	–	–	–	–	–	1,439	–	1,439
–	–	–	–	–	–	(11)	–	(11)
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(93)	–	(93)
–	–	–	–	–	–	93	–	93
–	–	–	–	–	–	(115)	–	(115)
–	–	–	–	–	–	(15,366)	–	(15,366)
–	–	–	–	–	–	13,525	–	13,525
–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	(302)	223	(79)

(113)	(179)	(11)	(2,333)	35	(2,601)	48,843	1,549	50,392

[3]	Excluding unrealized net gains (losses) from equity method investments.

[4]
The balance as of December 31, 2007 was reduced by € 86 million for a change in accounting policy (change from corridor approach to immediate recognition of actuarial gains and losses related to defined benefit plans in shareholders’ equity) and for a retrospective adjustment of current tax liabilities, both in 2008.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Consolidated Financial Statements Consolidated Statement of Cash Flows	F-10
Consolidated Statement of Cash Flows

in € m.	2010	2009	2008
Net income (loss)	2,330	4,958	(3,896)

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,274	2,630	1,076
Restructuring activities	–	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(363)	(656)	(1,732)
Deferred income taxes, net	315	(296)	(1,525)
Impairment, depreciation and other amortization, and accretion	4,255	1,782	3,047
Share of net income from equity method investments	(457)	(189)	(53)

Income (loss) adjusted for noncash charges, credits and other items	7,354	8,229	(3,083)

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(34,806)	4,583	(3,964)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	26,368	(4,203)	24,363
Trading assets and positive market values from derivative financial instruments	(27,237)	726,237	(472,203)
Financial assets designated at fair value through profit or loss	(24,502)	24,890	169,423
Loans	(2,823)	17,213	(37,981)
Other assets	(5,894)	21,960	38,573
Deposits	22,656	(57,330)	(56,918)
Trading liabilities and negative market values from derivative financial instruments	9,549	(686,214)	655,218
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	53,450	(7,061)	(159,613)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	(40,709)	(40,644)	(97,009)
Other short-term borrowings	18,509	2,592	(14,216)
Other liabilities	2,851	(15,645)	(15,482)
Senior long-term debt	(3,457)	(7,150)	12,769
Other, net	(4,985)	(1,243)	(2,760)

Net cash provided by (used in) operating activities	(3,676)	(13,786)	37,117

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	10,652	9,023	19,433
Maturities of financial assets available for sale	4,181	8,938	18,713
Sale of equity method investments	250	574	680
Sale of property and equipment	108	39	107
Purchase of:
Financial assets available for sale	(14,087)	(12,082)	(37,819)
Equity method investments	(145)	(3,730)	(881)
Property and equipment	(873)	(592)	(939)
Net cash received in (paid for) business combinations/divestitures	8,580	(20)	(24)
Other, net	(1,189)	(1,749)	(39)

Net cash provided by (used in) investing activities	7,477	401	(769)

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,341	457	523
Repayments and extinguishments of subordinated long-term debt	(229)	(1,448)	(659)
Issuances of trust preferred securities	90	1,303	3,404
Repayments and extinguishments of trust preferred securities	(51)	–	–
Common shares issued under share-based compensation plans	–	–	19
Capital increase	10,060	–	2,200
Purchases of treasury shares	(15,366)	(19,238)	(21,736)
Sale of treasury shares	13,519	18,111	21,426
Dividends paid to noncontrolling interests	(7)	(5)	(14)
Net change in noncontrolling interests	200	109	331
Cash dividends paid	(465)	(309)	(2,274)

Net cash provided by (used in) financing activities	9,092	(1,020)	3,220

Net effect of exchange rate changes on cash and cash equivalents	1,911	690	(402)

Net increase (decrease) in cash and cash equivalents	14,804	(13,715)	39,166
Cash and cash equivalents at beginning of period	51,549	65,264	26,098
Cash and cash equivalents at end of period	66,353	51,549	65,264
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	784	(520)	(2,495)
Interest paid	13,740	15,878	43,724
Interest and dividends received	29,456	28,211	54,549
Cash and cash equivalents comprise
Cash and due from banks	17,157	9,346	9,826
Interest-earning demand deposits with banks (not included: time deposits of € 43,181 m. as of December 31, 2010, and € 5,030 m. and € 9,301 m. as of December 31, 2009 and 2008)	49,196	42,203	55,438

Total	66,353	51,549	65,264

The accompanying notes are an integral part of the Consolidated Financial Statements.

The acquisition of Deutsche Postbank AG shares, including the non-cash portion, is described in detail in Note 04 “Acquisitions and Dispositions”. The restructuring of loans the Group held with the Icelandic generic pharmaceutical group Actavis Group hF resulted in a non-cash reclassification of the subordinated financing arrangement from operating to investing activities for the purposes of the Consolidated Statement of Cash Flows. The transaction is described in detail in Note 17 “Equity Method Investments”.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-11
Notes to the Consolidated Financial Statements
01 –
Significant Accounting Policies
Basis of Accounting
Deutsche Bank Aktiengesellschaft (“Deutsche Bank” or the “Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the “Group”) is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group’s business segment information, see Note 05 “Business Segments and Related Information”.
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
Risk disclosures under IFRS 7, “Financial Instruments: Disclosures” about the nature and extent of risks arising from financial instruments are incorporated herein by reference to the portions marked by a bracket in the margins of the Risk Report.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, goodwill and other intangibles, the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. Refer to Note 02 “Critical Accounting Estimates” for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.
Financial Guarantees
In the second quarter 2009, retrospective adjustments were made in the consolidated statement of income to present premiums paid for financial guarantees as expenses, instead of offsetting them against revenues, because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income or shareholders’ equity but resulted in an increase in both Other income and General and administrative expenses of € 36 million and € 131 million in 2009 and 2008, respectively.
Assignment of Revenue Components in CIB
The presentation of prior period CIB revenues was adjusted during the first half of 2010 following a review of the assignment of specific revenue components to the product categories. The review resulted in a transfer of negative revenues of € 325 million and revenues of € 97 million from Loan Products to Sales & Trading (debt and other products) in 2009 and 2008, respectively. In addition, Sales & Trading (equity) revenues were reduced by € 83 million in 2009 and € 105 million in 2008, respectively, with corresponding offsetting effects in Sales & Trading (debt and other products). These adjustments had no impact on CIB’s total revenues.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-12
Insurance
During the second quarter 2010, the Group changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. This change in presentation resulted in a transfer of € 117 million of expenses from Other income to Policyholder benefits and claims in 2010.
Software Amortization Periods
In the second quarter 2010, the Group changed the amortization periods for capitalized costs relating to certain purchased or internally developed software from three years to five or ten years. The change did not have a material impact on the Group’s consolidated financial statements in 2010.
Allowance for Loan Losses
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2009 led to a lower level of provisions for credit losses of € 28 million and € 145.8 million in 2010 and 2009, respectively.
Change in the Functional Currency of a Significant Operation
On January 1, 2010, the functional currency of Deutsche Bank Aktiengesellschaft London Branch (‘London Branch’) and certain other London-based subsidiaries was changed from pound sterling to euro.
These entities’ functional currency had previously been determined to be pound sterling on the basis that the currency of their primary economic environment was based on pound sterling. However during 2009 it was determined that the London Branch’s operating environment, mix of business and balance sheet composition had gradually changed over time. To better reflect this change, London Branch management undertook to manage their operations in euro from January 1, 2010. To implement this decision, procedures were put in place for London Branch to hedge all non-euro exposures, sell profits into euro and report internally in euro.
The effect of the change in functional currency to euro was applied prospectively in these consolidated financial statements. The Group translated all items into the new functional currency using the exchange rate as at January 1, 2010. Exchange differences arising from the translation of the foreign operation previously recorded in other comprehensive income were not reclassified to profit or loss and remain in other comprehensive income until the entities are disposed of or sold.
Significant Accounting Policies
The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2008, 2009 and 2010.
Principles of Consolidation
The financial information in the consolidated financial statements includes that for the parent company, Deutsche Bank AG, together with its subsidiaries, including certain special purpose entities (“SPEs”), presented as a single economic unit.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-13
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
The Group reassesses its treatment of SPEs for consolidation when there is an overall change in the SPE’s arrangements or when there has been a substantive change in the relationship between the Group and an SPE. The circumstances that would indicate that a reassessment for consolidation is necessary include, but are not limited to, the following:
•	substantive changes in ownership of the SPE, such as the purchase of more than an insignificant additional interest or disposal of more than an insignificant interest in the SPE;
•	changes in contractual or governance arrangements of the SPE;
•
additional activities undertaken in the structure, such as providing a liquidity facility beyond the terms established originally or entering into a transaction with an SPE that was not contemplated originally; and

•	changes in the financing structure of the entity.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-14
All intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated on consolidation. Consistent accounting policies are applied throughout the Group for the purposes of consolidation. Issuances of a subsidiary’s stock to third parties are treated as noncontrolling interests.
At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary (including any components in accumulated other comprehensive income attributable to the subsidiary), c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the consolidated statement of income at the date that control is lost.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.
Business Combinations and Noncontrolling Interests
The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interest is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income. Acquisition costs are recognized as expenses in the period in which they are incurred.
In business combinations achieved in stages (“step acquisitions”), a previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts recognized in prior periods in other comprehensive income associated with the previously held investment would be reclassified to the consolidated statement of income at the date that control is obtained, as if the Group had disposed of the previously held equity interest.
Noncontrolling interests are shown in the consolidated balance sheet as a separate component of equity, which is distinct from the Group’s shareholders’ equity. The net income attributable to noncontrolling interests is separately disclosed on the face of the consolidated statement of income. Changes in the ownership interest in subsidiaries which do not result in a change of control are treated as transactions between equity holders and are reported in additional paid-in capital (APIC).
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-15
application of the equity method of accounting for a particular investment even though the Group’s investment is for less than 20 % of the voting stock.
A jointly controlled entity exists when the Group has a contractual arrangement with one or more parties to undertake activities through entities which are subject to joint control.
Investments in associates and jointly controlled entities are accounted for under the equity method of accounting. The Group’s share of the results of associates and jointly controlled entities is adjusted to conform to the accounting policies of the Group and are reported in the consolidated statement of income as net income (loss) from equity method investments. The Group’s share in the associate’s profits and losses resulting from intercompany sales is eliminated on consolidation.
If the Group previously held an equity interest in an entity (for example, as available for sale) and subsequently gained significant influence, the previously held equity interest held is remeasured to fair value and any gain or loss is recognized in the consolidated statement of income. Any amounts previously recognized in other comprehensive income associated with the equity interest would be reclassified to the consolidated statement of income at the date the Group gains significant influence, as if the Group had disposed of the previously held equity interest.
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
At each balance sheet date, the Group assesses whether there is any objective evidence that the investment in an associate or jointly controlled entity is impaired. If there is objective evidence of an impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. An impairment loss recognized in prior periods is only reversed if there has been a change in the estimates used to determine the investment’s recoverable amount since the last impairment loss was recognized. If this is the case the carrying amount of the investment is increased to its higher recoverable amount. That increase is a reversal of an impairment loss.
Equity method losses in excess of the Group’s carrying value of the investment in the entity are charged against other assets held by the Group related to the investee. If those assets are written down to zero, a determination is made whether to report additional losses based on the Group’s obligation to fund such losses.
At the date that the Group ceases to have significant influence over the associate or jointly controlled entity the Group recognizes a gain or loss on the disposal of the equity method investment equal to the difference between the sum of the fair value of any retained investment and the proceeds from disposing of the associate and the then carrying amount of the investment. Amounts recognized in prior periods in other comprehensive income in relation to the associate or jointly controlled entity would be reclassified to the consolidated statement of income.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-16
Any retained investment is accounted for as a financial instrument as described in the section entitled ‘Financial Assets and Liabilities’ as follows.
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
Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated at the period end closing rate. Foreign exchange gains and losses resulting from the translation and settlement of these items are recognized in the consolidated statement of income as net gains (losses) on financial assets/liabilities at fair value through profit or loss in order to align the translation amounts with those recognized from foreign currency related transactions (derivatives) which hedge these monetary assets and liabilities.
Nonmonetary items that are measured at historical cost are translated using the historical exchange rate at the date of the transaction. Translation differences on nonmonetary items which are held at fair value through profit or loss are recognized in profit or loss. Translation differences on available for sale nonmonetary items (equity securities) are included in other comprehensive income. Once the available for sale nonmonetary item is sold, the related cumulative translation difference is transferred to the consolidated statement of income as part of the overall gain or loss on sale of the item.
For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries the amount of exchange differences attributable to any noncontrolling interest is recognized directly in noncontrolling interests.
Upon disposal of a foreign subsidiary and associate operation (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.
Interest, Fees and Commissions
Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-17
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
When financial assets are reclassified from trading or available for sale to loans a new effective interest rate is established based on the fair value at the date of the reclassification and on a best estimate of future expected cash flows.
Commission and Fee Income – The recognition of fee revenue (including commissions) is determined by the purpose of the fees and the basis of accounting for any associated financial instruments. If there is an associated financial instrument, fees that are an integral part of the effective interest rate of that financial instrument are included within the effective yield calculation. However, if the financial instrument is carried at fair value through profit or loss, any associated fees are recognized in profit or loss when the instrument is initially recognized, provided there are no significant unobservable inputs used in determining its fair value. Fees earned from services that are provided over a specified service period are recognized over that service period. Fees earned for the completion of a specific service or significant event are recognized when the service has been completed or the event has occurred.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-18
Financial Assets and Liabilities
The Group classifies its financial assets and liabilities into the following categories: financial assets and liabilities at fair value through profit or loss, loans, financial assets available for sale (“AFS”) and other financial liabilities. The Group does not classify any financial instruments under the held-to-maturity category. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated balance sheet.
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
Trading Assets and Liabilities – Financial instruments are classified as held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Also included in this category are physical commodities held by the Group’s commodity trading business, at fair value less costs to sell.
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
Loan Commitments
Certain loan commitments are designated at fair value through profit or loss under the fair value option. As indicated under the discussion of ‘Derivatives and Hedge Accounting’, some loan commitments are classified as financial liabilities at fair value through profit or loss. All other loan commitments remain off-balance sheet. Therefore, the Group does not recognize and measure changes in fair value of these off-balance sheet loan commitments that result from changes in market interest rates or credit spreads. However, as specified in the discussion “Impairment of loans and provision for off-balance sheet positions”, these off-balance sheet loan commitments are assessed for impairment individually and, where appropriate, collectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-19
Loans
Loans include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets AFS. An active market exists when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
Loans not acquired in a business combination or in an asset purchase are initially recognized at their transaction price, which is the cash amount advanced to the borrower. In addition, the net of direct and incremental transaction costs and fees are included in the initial carrying amount of loans. These loans are subsequently measured at amortized cost using the effective interest method less impairment.
Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled ‘Impairment of Loans and Provisions for Off Balance Sheet Positions’. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the consolidated statement of income. Any subsequent improvements in the credit quality of these loans above the acquisition date fair value are recorded as an increase in the loan carrying amount with a corresponding gain recognized in interest income.
Financial Assets Classified as Available for Sale
Financial assets that are not classified as at fair value through profit or loss or as loans are classified as AFS. A financial asset classified as AFS is initially recognized at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. The amortization of premiums and accretion of discount are recorded in net interest income. Financial assets classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income, unless the asset is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other income. For monetary financial assets classified as AFS (debt instruments), changes in carrying amounts relating to changes in foreign exchange rate are recognized in the consolidated statement of income and other changes in carrying amount are recognized in other comprehensive income as indicated above. For financial assets classified as AFS that are nonmonetary items (equity instruments), the gain or loss that is recognized in other comprehensive income includes any related foreign exchange component.
Financial assets classified as AFS are assessed for impairment as discussed in the section entitled “Impairment of financial assets classified as Available for Sale”. Realized gains and losses are reported in net gains (losses) on financial assets available for sale. Generally, the weighted-average cost method is used to determine the cost of financial assets. Unrealized gains and losses recorded in other comprehensive income are transferred to the consolidated statement of income on disposal of an available for sale asset and reported in net gains (losses) on financial assets available for sale.
Financial Liabilities
Except for financial liabilities at fair value through profit or loss, financial liabilities are measured at amortized cost using the effective interest method.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-20
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
Reclassification of Financial Assets
The Group may reclassify certain financial assets out of the financial assets at fair value through profit or loss classification (trading assets) and the AFS classification into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no single specific period that defines foreseeable future. Rather, it is a matter requiring management judgment. In exercising this judgment, the Group established the following minimum requirements for what constitutes foreseeable future. At the time of reclassification,
•
there must be no intent to dispose of the asset through sale or securitization within one year and no internal or external requirement that would restrict the Group’s ability to hold or require sale; and

•	the business plan going forward should not be to profit from short-term movements in price.
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
Financial assets are reclassified at their fair value at the reclassification date. Any gain or loss already recognized in the consolidated statement of income is not reversed. The fair value of the instrument at reclassification date becomes the new amortized cost of the instrument. The expected cash flows on the financial instruments are estimated at the reclassification date and these estimates are used to calculate a new effective interest rate for the instruments. If there is a subsequent increase in expected future cash flows on reclassified assets as a result of increased recoverability, the effect of that increase is recognized as an adjustment to the effective interest rate from the date of the change in estimate rather than as an adjustment to the carrying amount of the asset at the date of the change in estimate. If there is a subsequent decrease in expected future cash flows the asset would be assessed for impairment as discussed in the section entitled “Impairment of Loans and Provision for Off-Balance Sheet Positions”. Any change in the timing of the cash flows of reclassified assets which are not deemed impaired are recorded as an adjustment to the carrying amount of the asset.
For instruments reclassified from AFS to loans any unrealized gain or loss recognized in other comprehensive income is subsequently amortized into interest income using the effective interest rate of the instrument. If the instrument is subsequently impaired any unrealized loss which is held in accumulated other comprehensive income for that instrument at that date is immediately recognized in the consolidated statement of income as a loan loss provision.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-21
To the extent that assets categorized as loans are repaid, restructured or eventually sold and the amount received is less than the carrying value at that time, then a loss would be recognized in the consolidated statement of income as a component of the provision for credit losses, if the loan is impaired, or otherwise in other income, if the loan is not impaired.
Determination of Fair Value
Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. Refer to Note 02 “Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value” for further discussion of the accounting estimates and judgments required in the determination of fair value.
Recognition of Trade Date Profit
If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note 02 “Critical Accounting Estimates – Fair Value Estimates – Methods of Determining Fair Value” for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.
Derivatives and Hedge Accounting
Derivatives are used to manage exposures to interest rate, foreign currency, credit and other market price risks, including exposures arising from forecast transactions. All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value on the consolidated balance sheet regardless of whether they are held for trading or nontrading purposes.
Gains and losses on derivatives held for trading are included in net gains (losses) on financial assets/liabilities at fair value through profit or loss.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-22
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
When hedge accounting is applied, the Group designates and documents the relationship between the hedging instrument and the hedged item as well as its risk management objective and strategy for undertaking the hedging transactions, and the nature of the risk being hedged. This documentation includes a description of how the Group will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship. Hedge effectiveness is always assessed, even when the terms of the derivative and hedged item are matched.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-23
Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss. Subsequent changes in fair value are recognized in net gains (losses) on financial assets/liabilities at fair value through profit or loss.
For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged are recognized in the consolidated statement of income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other income. When hedging the foreign exchange risk of an AFS security, the fair value adjustments related to the security’s foreign exchange exposures are also recorded in other income. Hedge ineffectiveness is reported in other income and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.
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
For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the consolidated statement of income in the same periods during which the forecast transaction affects the consolidated statement of income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.
Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.
When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same consolidated statement of income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-24
For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the consolidated statement of income.
Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.
Impairment of Financial Assets
At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred if:
•	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (“a loss event”);
•	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets and
•	a reliable estimate of the loss amount can be made.
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
If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate or the effective interest rate established upon reclassification to loans, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amount of the loans is reduced by the use of an allowance account and the amount of the loss is recognized in the consolidated statement of income as a component of the provision for credit losses.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-25
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
At each balance sheet date, all impaired loans are reviewed for changes to the present value of expected future cash flows discounted at the loan’s original effective interest rate. Any change to the previously recognized impairment loss is recognized as a change to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.
When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is written off. Subsequent recoveries, if any, are credited to the allowance account and recorded in the consolidated statement of income as a component of the provision for credit losses.
The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within other liabilities and charged to the consolidated statement of income as a component of the provision for credit losses.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-26
If there is evidence of impairment, any amounts previously recognized in other comprehensive income are recognized in the consolidated statement of income for the period, reported in net gains (losses) on financial assets available for sale. This amount is determined as the difference between the acquisition cost (net of any principal repayments and amortization) and current fair value of the asset less any impairment loss on that investment previously recognized in the consolidated statement of income.
When an AFS debt security is impaired, any subsequent decreases in fair value are recognized in the consolidated statement of income as it is considered further impairment. Any subsequent increases are also recognized in the consolidated statement of income until the asset is no longer considered impaired. When the fair value of the AFS debt security recovers to at least amortized cost it is no longer considered impaired and subsequent changes in fair value are reported in other comprehensive income.
Reversals of impairment losses on equity investments classified as AFS are not reversed through the consolidated statement of income; increases in their fair value after impairment are recognized in other comprehensive income.
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
In transactions in which substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, the Group derecognizes the transferred asset if control over that asset is not retained, i.e., if the transferee has the practical ability to sell the transferred asset. The rights and obligations retained in the transfer are recognized separately as assets and liabilities, as appropriate. If control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, which is determined by the extent to which it remains exposed to changes in the value of the transferred asset.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-27
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, such part must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically-identified cash flow.
If an existing financial asset is replaced by another asset from the same counterparty on substantially different terms, or if the terms of the financial asset are substantially modified, the existing financial asset is derecognized and a new asset is recognized. Any difference between the respective carrying amounts is recognized in the consolidated statement of income.
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
Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest only strips or other residual interests (collectively referred to as ‘retained interests’). Provided the Group’s retained interests do not result in consolidation of an SPE, nor in continued recognition of the transferred assets, these interests are typically recorded in financial assets at fair value through profit or loss and carried at fair value. Consistent with the valuation of similar financial instruments, fair value of retained tranches or the financial assets is initially and subsequently determined using market price quotations where available or internal pricing models that utilize variables such as yield curves, prepayment speeds, default rates, loss severity, interest rate volatilities and spreads. The assumptions used for pricing are based on observable transactions in similar securities and are verified by external pricing sources, where available. Where observable transactions in similar securities and other external pricing sources are not available, management judgment as described in the section entitled “Fair Value Estimates” must be used to determine fair value.
Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-28
Derecognition of Financial Liabilities
A financial liability is derecognized when the obligation under the liability is discharged or canceled or expires. If an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.
Repurchase and Reverse Repurchase Agreements
Securities purchased under resale agreements (“reverse repurchase agreements”) and securities sold under agreements to repurchase (“repurchase agreements”) are treated as collateralized financings and are recognized initially at fair value, being the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the balance sheet, unless the risks and rewards of ownership are obtained or relinquished. Securities delivered under repurchase agreements which are not derecognized from the balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.
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
The securities borrowed are not themselves recognized in the financial statements. If they are sold to third parties, the obligation to return the securities is recorded as a financial liability at fair value through profit or loss and any subsequent gain or loss is included in the consolidated statement of income in net gain (loss) on financial assets/liabilities at fair value through profit or loss. Securities lent to counterparties are also retained on the consolidated balance sheet.
Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed as such on the face of the consolidated balance sheet.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-29
Offsetting Financial Instruments
Financial assets and liabilities are offset, with the net amount presented in the consolidated balance sheet, only if the Group holds a currently enforceable legal right to set off the recognized amounts, and there is an intention to settle on a net basis or to realize an asset and settle the liability simultaneously. In all other situations they are presented gross. When financial assets and financial liabilities are offset in the consolidated balance sheet, the associated income and expense items will also be offset in the consolidated statement of income, unless specifically prohibited by an applicable accounting standard.
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
Investment Property
The Group generally uses the cost model for valuation of investment property, and the carrying value is included on the consolidated balance sheet in other assets. When the Group issues liabilities that are backed by investment property, which pay a return linked directly to the fair value of, or returns from, specified investment property assets, it has elected to apply the fair value model to those specific investment property assets. The Group engages, as appropriate, external real estate experts to determine the fair value of the investment property by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-30
Goodwill and Other Intangible Assets
Goodwill arises on the acquisition of subsidiaries, associates and jointly controlled entities, and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. For each business combination any noncontrolling interest in the acquiree is measured either at fair value or at the noncontrolling interest’s proportionate share of the acquiree’s identifiable net assets.
For the purpose of calculating goodwill, fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. This discounting is either performed using market rates or by using risk-free rates and risk-adjusted expected future cash flows.
Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations. On this basis, the Group’s primary cash-generating units are Corporate Banking & Securities, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-31
Certain intangible assets have an indefinite useful life; these are primarily investment management agreements related to retail mutual funds. These indefinite life intangibles are not amortized but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.
Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset’s useful life which is deemed to be either three years, five years or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred.
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
The VOBA is amortized at a rate determined by considering the profile of the business acquired and the expected depletion in its value. The VOBA acquired is reviewed regularly for any impairment in value and any reductions are charged as an expense to the consolidated statement of income.
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
Any increase in the liability relating to guarantees is recorded in the consolidated statement of income in provision for credit losses.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-32
Leasing Transactions
The Group enters into lease contracts, predominantly for premises, as a lessor and a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.
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
Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within premises and equipment on the Group’s consolidated balance sheet and depreciation is provided on the depreciable amount of these assets on a systematic basis over their estimated useful lives. Rental income is recognized on a straight-line basis over the period of the lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.
Lessee
Assets held under finance leases are initially recognized on the consolidated balance sheet at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation. The discount rate used in calculating the present value of the minimum lease payments is either the interest rate implicit in the lease, if it is practicable to determine, or the incremental borrowing rate. Contingent rentals are recognized as expense in the periods in which they are incurred.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-33
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
All retirement benefit plans accounted for as defined benefit plans are valued using the projected unit-credit method to determine the present value of the defined benefit obligation and the related service costs. Under this method, the determination is based on actuarial calculations which include assumptions about demographics, salary increases and interest and inflation rates. Actuarial gains and losses are recognized in shareholders’ equity and presented in the consolidated statement of comprehensive income in the period in which they occur. The majority of the Group’s benefit plans are funded.
Other Post-Employment Benefits
In addition, the Group maintains unfunded contributory post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due. Analogous to retirement benefit plans these plans are valued using the projected unit-credit method. Actuarial gains and losses are recognized in full in the period in which they occur in shareholders’ equity and presented in the consolidated statement of comprehensive income.
Refer to Note 33 “Employee Benefits” for further information on the accounting for pension benefits and other post-employment benefits.
Termination benefits
Termination benefits arise when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits as a liability and an expense if the Group is demonstrably committed to a detailed formal plan without realistic possibility of withdrawal. In the case of an offer made to encourage voluntary redundancy, termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-34
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
Compensation expense for share-based awards payable in cash is remeasured to fair value at each balance sheet date, and recognized over the vesting period in which the related employee services are rendered. The related obligations are included in other liabilities until paid.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-35
Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group’s equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/liabilities at fair value through profit or loss.
Income Taxes
The Group recognizes the current and deferred tax consequences of transactions that have been included in the consolidated financial statements using the provisions of the respective jurisdictions’ tax laws. Current and deferred taxes are charged or credited to other comprehensive income if the tax relates to items that are charged or credited directly to other comprehensive income.
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
Deferred tax related to fair value remeasurement of AFS investments, cash flow hedges and other items, which are charged or credited directly to other comprehensive income, is also credited or charged directly to other comprehensive income and subsequently recognized in the consolidated statement of income once the underlying gain or loss to which the deferred tax relates is realized.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-36
For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized in other comprehensive income. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s consolidated statement of income for the period.
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
Consolidated Statement of Cash Flows
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-37
The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset backed securities, which are designed and executed by CIB business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.
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
The amounts shown in the consolidated statement of cash flows do not precisely match the movements in the consolidated balance sheet from one period to the next as they exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.
Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the effects of market movements and cash inflows and outflows. The movements in balances carried at fair value are usually presented in operating cash flows.
Insurance
The Group’s insurance business issues two types of contracts:
Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS. These accounting policies are described further below.
Non-Participating Investment Contracts (“Investment Contracts”) – These contracts do not contain significant insurance risk or discretionary participation features. These are measured and reported consistently with other financial liabilities, which are classified as financial liabilities at fair value through profit or loss.
Financial assets held to back annuity contracts have been classified as financial instruments AFS. Financial assets held for other insurance and investment contracts have been designated as fair value through profit or loss under the fair value option.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 01 – Significant Accounting Policies	F-38
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
For annuity contracts, the liability is calculated by estimating the future cash flows over the duration of the in force contracts and discounting them back to the valuation date allowing for the probability of occurrence. The assumptions are fixed at the date of acquisition with suitable provisions for adverse deviations (PADs). This calculated liability value is tested against a value calculated using best estimate assumptions and interest rates based on the yield on the amortized cost of the underlying assets. Should this test produce a higher value, the liability amount would be reset.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-39
As this amount represents fair value, the liabilities have been classified as financial liabilities at fair value through profit or loss. Deposits collected under investment contracts are accounted for as an adjustment to the investment contract liabilities. Investment income attributable to investment contracts is included in the consolidated statement of income. Investment contract claims reflect the excess of amounts paid over the account balance released. Investment contract policyholders are charged fees for policy administration, investment management, surrenders or other contract services.
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
02 –
Critical Accounting Estimates
Certain of the accounting policies described in Note 01 “Significant Accounting Policies” require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on the Group’s financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. The Group has identified the following significant accounting policies that involve critical accounting estimates.
Fair Value Estimates
Certain of the Group’s financial instruments are carried at fair value with changes in fair value recognized in the consolidated statement of income. This includes trading assets and liabilities and financial assets and liabilities designated at fair value through profit or loss. In addition, financial assets that are classified as AFS are carried at fair value with the changes in fair value reported in other comprehensive income. Derivatives held for non-trading purposes are carried at fair value with changes in value recognized through the consolidated statement of income, except where they are designated in cash flow or net investment hedge accounting relationships when changes in fair value of the effective portion of the hedge are reflected directly in other comprehensive income.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-40
Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which the Group does not have a controlling financial interest or significant influence, are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as AFS instruments.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-41
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
The fair value of the Group’s financial liabilities which are at fair value through profit or loss (e.g., OTC derivative liabilities and structured note liabilities designated at fair value through profit or loss) incorporates the change in the Group’s own credit risk of the financial liability. For derivative liabilities the Group considers its own creditworthiness by assessing all counterparties’ potential future exposure to us, taking into account any collateral provided, the effect of any master netting agreements, expected loss given default and the Group’s own credit risk based on historic default levels. The change in the Group’s own credit risk for structured note liabilities is calculated by discounting the contractual cash flows of the instrument using the rate at which similar instruments would be issued at the measurement date. The resulting fair value is an estimate of the price at which the specific liability would be exchanged at the measurement date with another market participant.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-42
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
Fair Value Estimates Used in Disclosures
Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 14 “Financial Instruments carried at Fair Value”. The financial assets held at fair value categorized in level 3 were € 47.3 billion at December 31, 2010, compared to € 58.2 billion at December 31, 2009. The financial liabilities held at fair value categorized in level 3 were € 13.0 billion at December 31, 2010 and € 18.2 billion at December 31, 2009. Management judgment is required in determining the category to which certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.
In addition to the fair value hierarchy disclosure in Note 14 “Financial Instruments carried at Fair Value” the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.
For financial instruments measured at amortized cost (which includes loans, deposits and short and long term debt issued) the Group discloses the fair value. This disclosure is provided in Note 15 “Fair Value of Financial Instruments not carried at Fair Value”. Generally there is limited or no trading activity in these instruments and therefore the fair value determination requires significant management judgment.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-43
Reclassification of Financial Assets
The Group classifies financial assets into the following categories: financial assets at fair value through profit or loss, financial assets AFS or loans. The appropriate classification of financial assets is determined at the time of initial recognition. In addition, under the amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” which were approved by the IASB and endorsed by the EU in October 2008, it is permissible to reclassify certain financial assets out of financial assets at fair value through profit or loss (trading assets) and the AFS classifications into the loans classification. For assets to be reclassified there must be a clear change in management intent with respect to the assets since initial recognition and the financial asset must meet the definition of a loan at the reclassification date. Additionally, there must be an intent and ability to hold the asset for the foreseeable future at the reclassification date. There is no ability for subsequent reclassification back to the trading or AFS classifications. Refer to Note 13 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for further information on the assets reclassified by the Group.
Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in “Fair Value Estimates”) at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note 01 “Significant Accounting Policies – Reclassification of Financial Assets” for the Group’s minimum requirements for what constitutes foreseeable future.
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
In assessing assets for impairment, management judgment is required, particularly in circumstances of economic and financial uncertainty, such as those of the recent financial crisis, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-44
The provision for credit losses totaled € 1,273 million, € 2,630 million and € 1,075 million for the years ended December 31, 2010, 2009 and 2008.
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
The impairment allowance for portfolios of smaller-balance homogenous loans, such as those to individuals and small business customers of the private and retail business, and for those loans which are individually significant but for which no objective evidence of impairment exists, is determined on a collective basis. The collective impairment allowance is calculated on a portfolio basis using statistical models which incorporate numerous estimates and judgments. The Group performs a regular review of the models and underlying data and assumptions. The probability of defaults, loss recovery rates, and judgments concerning the ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, among other things, are all taken into account during this review. For further discussion of the methodologies used to determine the Group’s allowance for credit losses, see Note 01 “Significant Accounting Policies”.
Impairment of Other Financial Assets
Equity method investments, and financial assets classified as AFS are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as AFS, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. The impairment reviews for equity method investments and financial assets AFS resulted in net impairment charges of € 2,588 million in 2010, € 1,125 million in 2009 and € 970 million in 2008. For additional information see Note 08 “Net Gains (Losses) on Financial Assets Available for Sale” and Note 17 “Equity Method Investments”.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-45
Impairment of Non-financial Assets
Certain non-financial assets, including goodwill and other intangible assets, are subject to impairment review. The Group records impairment losses on assets in this category when the Group believes that their carrying value may not be recoverable. A reversal of an impairment loss (excluding goodwill) is recognized immediately.
Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that these assets may be impaired. The determination of the recoverable amount in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical. As of December 31, 2010 and 2009, goodwill had carrying amounts of € 10.8 billion and € 7.4 billion, respectively, and other intangible assets had carrying amounts of € 4.8 billion and € 2.7 billion, respectively. Evaluation of impairment of these assets is a significant estimate for multiple businesses.
In 2010, other intangible assets impairment losses of € 41 million were recorded, of which € 29 million related to customer-related intangible assets recorded in GTB and a loss of € 12 million recorded on the write-down of purchased software included in AWM. In 2009, goodwill and other intangible assets impairment losses of € 157 million were recorded, of which € 151 million related to investments in Corporate Investments. In addition, € 291 million were recorded as reversals of impairment losses of other intangible assets in Asset and Wealth Management, which had been taken in the fourth quarter of 2008. In 2008, goodwill and other intangible assets impairment losses of € 586 million were recorded, of which € 580 million related to investments in Asset and Wealth Management. For further discussion on goodwill and other intangible assets, see Note 24 “Goodwill and Other Intangible Assets”.
Deferred Tax Assets
The Group recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. As of December 31, 2010 and December 31, 2009 the amount of unrecognized deferred tax assets was € 2.6 billion and € 1.3 billion, respectively and the amount of recognized deferred tax assets was € 8.3 billion and € 7.2 billion, respectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 02 – Critical Accounting Estimates	F-46
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
For further information on the Group’s deferred taxes see Note 34 “Income Taxes”.
Legal and Regulatory Contingencies and Uncertain Tax Positions
The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.
The use of estimates is important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and uncertain income tax positions. The Group estimates and provides for potential losses that may arise out of litigation, regulatory proceedings and uncertain income tax positions to the extent that such losses are probable and can be estimated, in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” or IAS 12, “Income Taxes”, respectively. Significant judgment is required in making these estimates and the Group’s final liabilities may ultimately be materially different.
Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liability may ultimately be materially different. The Group’s total liability in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Predicting the outcome of the Group’s litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 28 “Provisions” for information on the Group’s judicial, regulatory and arbitration proceedings.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 03 – Recently Adopted and New Accounting Pronouncements	F-47
03 –
Recently Adopted and New Accounting Pronouncements
Recently Adopted Accounting Pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2010 in the preparation of these consolidated financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”).The main changes under these standards are that a) acquisition costs are recognized as an expense in the period in which they are incurred, b) contingent consideration is recognized and measured at fair value at the date the Group obtains control and subsequent changes in fair value are recorded through the consolidated statement of income, c) previously held equity interests are remeasured to fair value through earnings at the date the Group obtains control and d) changes in the Group’s ownership interest in a subsidiary that do not result in a change in control are reported as equity. The Group adopted IFRS 3 R and IAS 27 R prospectively for all business combinations completed from January 1, 2010 and as such the impacts of these recently adopted standards have been applied to the acquisitions of the Sal. Oppenheim Group, parts of ABN AMRO’s commercial banking activities in the Netherlands, and Deutsche Postbank Group (amongst others). During 2010 € 29 million of acquisition-related costs were expensed related to these acquisitions. No material amounts were recognized in earnings related to the fair value changes for contingent consideration in respect of the acquisitions during 2010. A loss of € 22 million was recognized in the consolidated statement of income related to the remeasurement of previously held equity interests for which the Group subsequently obtained control. Finally € 45 million were credited to equity for changes in the Group’s ownership interests which did not result in a loss of control. For further information refer to Note 04 “Acquisitions and Dispositions”.
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS. The amendments were effective at the latest for annual periods beginning on or after January 1, 2010. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
The following accounting pronouncements will be relevant to the Group but were not effective as at December 31, 2010 and therefore have not been applied in preparing these financial statements.
Improvements to IFRS 2010
In May 2010, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the amendments is not expected to have a material impact on the Group’s consolidated financial statements.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 03 – Recently Adopted and New Accounting Pronouncements	F-48
IAS 24
In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities. Additionally, the definition of a related party is amended to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. Following this clarification, the Group expects the number of related parties to increase. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The adoption of the revised standard will not have a material impact on the Group’s consolidated financial statements.
IFRS 7
In October 2010, the IASB issued amendments to IFRS 7, “Disclosures – Transfers of Financial Assets”. The amendments comprise additional disclosures on transfer transactions of financial assets (for example, securitizations), including possible effects of any risks that may remain with the transferor of the assets. Additional disclosures are also required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amended disclosure requirements will have on the disclosures in its consolidated financial statements.
IFRS 9
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. If a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract with a financial asset host to be classified in its entirety at either amortized cost or fair value. IFRS 9 requires reclassifications when the entity’s business model changes, which is expected to be an infrequent occurrence; in this case, the entity is required to reclassify affected financial assets prospectively. There is specific guidance for contractually linked instruments that create concentrations of credit risk, which is often the case with investment tranches in a securitization. In addition to assessing the instrument itself against the IFRS 9 classification criteria, management should also ‘look through’ to the underlying pool of instruments that generate cash flows to assess their characteristics. To qualify for amortized cost, the investment must have equal or lower credit risk than the weighted-average credit risk in the underlying pool of instruments, and those instruments must meet certain criteria. If a ‘look through’ is impracticable, the tranche must be classified at fair value through profit or loss. Under IFRS 9, all equity investments should be measured at fair value. However, management has an option to present in other comprehensive income unrealized and realized fair value gains and losses on equity investments that are not held for trading. Such designation is available on initial recognition on an instrument-by-instrument basis and is irrevocable. There is no subsequent recycling of fair value gains and losses to profit or loss; however, dividends from such investments will continue to be recognized in profit or loss.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-49
IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 should be applied retrospectively; however, if adopted before January 1, 2012, comparative periods do not need to be restated. IFRS 9 is superseded by IFRS 9 R as mentioned below. However, for annual periods beginning before January 1, 2013, an entity may elect to apply IFRS 9 or IFRS 9 R. While approved by the IASB, IFRS 9 has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 will have on its consolidated financial statements.
IFRS 9 R
In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity. IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. For annual periods beginning before January 1, 2013, an entity may elect to apply IFRS 9 R or IFRS 9. While approved by the IASB, IFRS 9 R has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of IFRS 9 R will have on its consolidated financial statements.
04 –
Acquisitions and Dispositions
The following business combinations which have been completed in 2010 are accounted for in accordance with the revised IFRS 3 R, “Business Combinations”, which the Group adopted as of January 1, 2010. Accordingly, disclosures provided for these transactions are made on the basis of IFRS 3 R. However, both the accounting applied as well as disclosures provided for business combinations which were completed prior to January 1, 2010 remain under the governance of the predecessor standard IFRS 3 (2004).
In view of its significance, the Postbank elements of certain disclosures are separately identified in those other notes to the consolidated financial statements where Postbank has a material impact.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-50
Business Combinations completed in 2010
Deutsche Postbank
Following the successful conclusion of the voluntary public takeover offer (“PTO”) to the shareholders of Deutsche Postbank AG (“Postbank”), the PTO settled on December 3, 2010 (“closing date”). Together with Postbank shares already held before the PTO, the Group gained control by holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Accordingly, the Group commenced consolidation of Postbank Group as of December 3, 2010. Taking into account certain financial instruments on Postbank shares held by the Group prior to the closing date (see ‘Treatment of the Group’s equity investment and other financial instruments on Postbank held at the closing date’ below), as of the closing date the consolidation of Postbank is based on a total equity interest of 79.40%.
The following paragraphs provide detailed disclosures on the Postbank acquisition, specifically: a description of Postbank’s business activities and the expected impact from their integration on the Group; the takeover offer; the Deutsche Bank capital increase; the treatment of the Group’s equity investment and other financial instruments on Postbank shares held at the closing date; the purchase price allocation and other acquisition-related information.
Description of Postbank’s business activities and the expected impact from their integration on the Group. With approximately 14 million domestic customers, more than 20,000 employees, 1,100 branches and total assets of € 240 billion, Postbank Group is one of the major providers of banking and other financial services in Germany. Its business activities comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans (via the BHW Group which is part of the Postbank Group). In its Transaction Banking division, Postbank offers back office services for other financial services providers. Its business focuses on Germany and is complemented by selected engagements, principally in Western Europe and North America.
The Group’s Management Agenda Phase 4 provides for a focus on core businesses in the Private Clients and Asset Management Group Division and home market leadership. In this context, the majority shareholding in Postbank further strengthens the PCAM Group Division, in particular the Private & Business Clients (PBC) Corporate Division, and enables the Group to strengthen and expand its leading position in the German home market. The combination of Deutsche Bank and Postbank offers significant cost and revenue synergy potential and growth opportunities. Furthermore, the inclusion of Postbank businesses in the Group’s consolidated results will increase the level of retail banking earnings and strengthen and diversify the Group’s refinancing basis due to the increased volumes in retail customer deposits.
Takeover Offer. The price per Postbank share offered in the PTO amounted to € 25.00. The acceptance period under the PTO commenced with the publication of the offer document on October 7, 2010 and ended with expiry of the additional acceptance period on November 24, 2010. The offer was accepted for 48.2 million Postbank shares, corresponding to 22.03 % of the Postbank share capital and voting rights. Therefore, the total cash consideration paid on December 3, 2010 for the Postbank shares acquired in the PTO amounted to € 1,205 million.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-51
Deutsche Bank announced on November 30, 2010 that it had sold 0.5 million Postbank shares and on December 3, 2010 that it had sold a further 3.9 million Postbank shares both to a third party for a consideration of € 23.96 and € 21.75 per Postbank share, respectively. The sale, which was intended to avoid a delayed completion of the PTO that would have resulted from U.S. merger control proceedings, led to an intermediate legal shareholding of less than 50 % in Postbank. Along with the sale, Deutsche Bank concluded forward purchase contracts corresponding to the aforementioned number of Postbank shares with this third party for a cash consideration of € 23.96 and € 21.75 per Postbank share, respectively, plus a transaction fee of approximately € 0.03 and € 0.015 per share, respectively. The forward purchase contracts settled on December 10, 2010, following satisfaction of U.S. antitrust review and bank regulatory approval requirements. As a result, the Group increased its shareholding in Postbank to 51.98% (equal to 113.7 million Postbank shares), the ultimate level achieved through the PTO. Although the shares had been legally sold to a third party, the Group retained the risks and rewards of those shares. It was deemed to be virtually certain that U.S. antitrust approval would be obtained so that the potential voting rights from those shares were included in the consolidation analysis for financial reporting purposes. Accordingly, the date of acquisition of the Postbank Group was determined as December 3, 2010.
Capital Increase of Deutsche Bank. In close coordination with the PTO, Deutsche Bank also implemented a capital increase from authorized capital against cash contributions. The capital increase was completed on October 6, 2010. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised from the issuance (after expenses of about € 0.1 billion net of tax) are primarily intended to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base. Please refer to Note 31 “Common Shares” for additional information on the capital increase.
Treatment of the Group’s equity investment and other financial instruments on Postbank held at the closing date. Prior to obtaining control, the Group directly held 29.95 % of the shares and voting rights of Postbank, giving it the ability to significantly influence Postbank’s financial and operating policies. Accordingly, this investment was accounted for using the equity method.
In addition, the Group had subscribed to a mandatory exchangeable bond (“MEB”) issued by Deutsche Post. The MEB was acquired by Deutsche Bank in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. According to the acquisition agreement, the MEB will be fully exchanged in 2012 for 60 million Postbank shares, or a 27.42 % stake. For accounting purposes, the MEB constitutes an equity investment which has risk and reward characteristics substantially similar to an ownership interest in the Postbank shares and therefore was included as part of the equity method investment. Upon recognition of the MEB, the equity method investment also contained an embedded derivative related to a profit sharing agreement with Deutsche Post on Deutsche Bank shares issued which were received as consideration by Deutsche Post. The embedded derivative was bifurcated as the risks and rewards from the profit sharing were not clearly and closely related to the host contract. The initial fair value of the embedded derivative was € 201 million which reduced the cost of the equity method investment in Postbank. Subsequent changes in the fair value of the options were reflected in profit or loss. The final value of the receivable arising from the embedded derivative, which is no longer remeasured since Deutsche Post sold all Deutsche Bank shares received as consideration for the initial acquisition of 50 million Postbank shares, amounted to € 677 million. The receivable is reported separately in other assets and will offset with the corresponding collateral received (liability) once the MEB matures, at which time both items will offset against each other.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-52
During the third quarter 2010, the carrying amount of the equity method investment had been adjusted for a charge of approximately € 2.3 billion recognized in the Group’s income statement within the line item “Net income (loss) from equity method investments”. Since the Group had a clearly documented intention to gain control over Postbank and to commence consolidation in the fourth quarter 2010, this had to be reflected in the determination of the value in use of the equity method investment. Therefore, the charge had been determined based on the carrying amount of the Group’s equity method investment in Postbank as of September 30, 2010 and an assumed fair value of the Postbank shares equal to the price of € 25.00 offered by Deutsche Bank in the PTO. This charge was allocated to the Corporate Investments Group Division.
On December 3, 2010, the date when control over Postbank was obtained, the Group remeasured to fair value its existing equity method investment in Postbank in accordance with IFRS 3 R. The fair value of the equity method investment was determined on the basis of the offer price of € 25.00, totaling an acquisition-date fair value of € 3,139 million. Considering the net share of profits attributable to the existing Postbank investment in the fourth quarter 2010, the balance of the equity method investment had increased by approximately € 22 million. Accordingly, as of the closing date the remeasurement resulted in a corresponding loss of € 22 million recognized in the Group’s income statement of the fourth quarter 2010 within the line item “Net income (loss) from equity method investments”. In accordance with IFRS 3 R, net losses recognized in other comprehensive income of € 6 million attributable to the Group’s equity method investment in Postbank up to the closing date have been reclassified to the Group’s income statement of the fourth quarter 2010. These effects were allocated to the Corporate Investments Group Division.
Along with the MEB, Deutsche Bank and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.07 % stake) which are exercisable between February 2012 and February 2013. The put and call options were reported as a derivative financial instrument measured at fair value through profit or loss.
Upon consolidation, the put and call option structure with Deutsche Post on Postbank shares was reclassified to an equity instrument due to the fact that it became a physically settled derivative on shares in a consolidated subsidiary settled for a fixed amount of cash. Therefore, its fair value of € 560 million (derivative liability) was reclassified into equity (additional paid-in capital). Correspondingly, for the respective shares under the put and call option structure, a liability was recognized at the present value of the expected purchase price, due to the requirement to purchase these shares under the put option agreement. The liability to purchase of € 1,286 million was recognized with a corresponding debit to equity (additional paid-in capital).

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-53
The following table summarizes the direct shareholdings and the MEB held by the Group in Postbank as well as the noncontrolling interests as of the acquisition date.

	Number of Postbank
	shares	Stake
	(in million)	in %
Direct shareholding in Postbank before the PTO	65.5	29.95
Shares acquired in PTO	48.2	22.03

Total direct ownership	113.7	51.98

MEB	60.0	27.42
Total Group equity interest	173.7	79.40

Noncontrolling interests in Postbank	45.1	20.60

Total Postbank shares	218.8	100.00

Purchase Price Allocation and Other Acquisition-related Information. The following table summarizes the consideration transferred and the fair value of the Postbank equity method investment held before the business combination. It also details, as of December 3, 2010, the preliminary fair value amounts of assets acquired and liabilities assumed for the Postbank Group, a noncontrolling interest and goodwill acquired in the business combination.
Provisional Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred
Cash consideration transferred for PTO settlement	1,205
Deduction for settlement of pre-existing relationship	176

Net consideration transferred	1,029

Fair value of the Group’s equity interests in Postbank held before the business combination
Equity method investment[1] (excluding embedded derivative)	3,139

Total purchase consideration	4,168

Recognized amounts of identifiable assets acquired and liabilities assumed[2]
Cash and cash equivalents	8,752
Financial assets at fair value through profit or loss	36,961
Financial assets available for sale	33,716
Loans	129,300
Intangible assets	1,557
All other assets	27,840
Deposits	139,859
Financial liabilities at fair value through profit or loss	31,983
Long-term debt	38,577
All other liabilities	24,813

Total identifiable net assets	2,894

Noncontrolling interest in Postbank	599
Deduction for settlement of pre-existing relationship	176

Total identifiable net assets attributable to DB shareholders	2,119

Preliminary Goodwill acquired by the Group	2,049

Total identifiable net assets and Goodwill acquired attributable to DB shareholders	4,168

[1]	Included a 29.95 % direct shareholding and the MEB which were both accounted for under the equity method.

[2]	By major class of assets acquired and liabilities assumed.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-54
Compared to the “Illustrative economic purchase price value” for a 100 % of Postbank of € 6.4 billion as shown in the Investor Presentation on September 22, 2010, the difference to the above mentioned total purchase consideration for Postbank of € 4.2 billion mainly reflects effects from equity method accounting on the Postbank investment, the revaluation charges recorded in the third and fourth quarter 2010, lower volume of shares acquired under the PTO as in a full take-up scenario and excludes the put and call option from the purchase consideration.
The following table provides information about major classes of receivables that were acquired from Postbank on December 3, 2010 and that the Group classified as loans as of the acquisition date.

in € m.
Contractually required cash flows including interest (undiscounted)	118,062
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	3,910

Cash flows expected to be collected[1]	114,152

[1]	Represents undiscounted expected principal and interest cash flows upon acquisition.
The acquisition-date fair value corresponding to these acquired receivables as derived by the Group amounted to € 106.8 billion, comprising both loans and advances to customers and to banks. This amount however did not include investment securities which the Group classified as loans with a fair value of € 22.5 billion and a notional amount of € 23.2 billion. The gross contractual amount of € 118.1 billion above represents the best estimate for the contractual cash flows of the loans and advances to customers and to banks. Consistent with the acquisition-date fair value of € 106.8 billion, this amount excludes investment securities which the Group classified as loans.
As part of the preliminary purchase price allocation, the Group recognized intangible assets of approximately € 1.6 billion included in the fair value of identifiable net assets acquired. These amounts represented both intangible assets included in the balance sheet of Postbank as well as those intangible assets which were identified in the purchase price allocation. The intangible assets mainly comprise customer relationships (€ 836 million), the Postbank trademark (€ 382 million) as well as software (€ 298 million).
Goodwill arising from the acquisition of Postbank was determined under the proportionate interest approach (“partial goodwill method”) pursuant to IFRS 3 R. The goodwill largely reflects the value from revenue and cost synergies expected from the acquisition of Postbank. The goodwill, which has been fully assigned to PBC, is not expected to be deductible for tax purposes.
Included in all other liabilities of the opening balance sheet is the preliminary fair value of contingent liabilities recognized for certain obligations identified in the purchase price allocation. Their aggregated amount totaled € 110 million. The timing and actual amount of outflow are uncertain. It is expected that the majority of the liabilities will be settled over the next 5 to 14 years. The Group continues to analyze the development of these obligations and the potential timing of outflows.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-55
The noncontrolling interests of € 599 million presented in the table of fair value of assets acquired and liabilities assumed above were determined at their proportionate share of Postbank’s identifiable net assets (“partial goodwill method”) measured at fair value as of the closing date.
Before the business combination, Deutsche Bank and Postbank were parties to certain transactions considered as pre-existing relationships. Among these transactions were various financial instruments included in the course of the parties’ regular interbank and hedging activities, certain bonds issued by the Group or by Postbank which were held by the other party and specific payment services provided to the Group by Postbank. As of the acquisition date, the settlement of certain financial instruments issued by Deutsche Bank and held by Postbank resulted in an extinguishment loss of € 1 million included in other income of the Group’s consolidated income statement of the fourth quarter 2010. Likewise, the determination of the consideration transferred and its allocation to Postbank’s net assets acquired had been adjusted for € 176 million, the fair value of the related instruments as of the acquisition date.
In addition, the Group and Postbank are parties to a comprehensive, mutually beneficial cooperation agreement. The agreement was entered into in 2008 in context of the acquisition of a noncontrolling interest in Postbank and encompassed financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covered areas such as sourcing and IT-infrastructure.
Following consolidation commencing on December 3, 2010, Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the preliminary purchase price allocation) of € 423 million and € 62 million, respectively, to the Group’s income statement. Considering certain transaction and integration costs of € 48 million recorded on the Group level, the Postbank consolidation impact on PBC’s income before income taxes attributable to DB shareholders in 2010 amounted to € 30 million.
If consolidation had been effective as of January 1, 2010, Postbank’s pro-forma contribution to the Group’s net revenues and net income after tax in 2010 would have been € 3,805 million and € 138 million, respectively. This pro-forma performance information was determined on the basis of Postbank’s preliminary stand-alone results for the year 2010 and does not include any amortization of notional fair value adjustments from the purchase price allocation for the period January 1, 2010 through December 31, 2010, any consolidation adjustments or the revaluation charge which the Group had actually recorded in the third and fourth quarter of 2010 on its previous equity method investment in Postbank.
Acquisition-related costs borne by the Group as the acquirer amounted to € 12 million which were recognized in general and administrative expenses in the Group’s income statement for 2010.
Due to closing of the transaction only shortly before year-end and given its complexity, the initial acquisition accounting for the business combination is not yet completed.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-56
ABN AMRO
On April 1, 2010, Deutsche Bank completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for an initial consideration of € 700 million paid in cash in the second quarter 2010. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million following preliminary adjustments made to the closing balance sheet of the acquired businesses. The adjusted total consideration of € 687 million is considered preliminary until the closing balance sheet has been finalized. The closing of the acquisition followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition is a key element in Deutsche Bank’s strategy of further expanding its classic banking businesses. With the acquisition, the Group has become the fourth-largest provider of commercial banking services in the Netherlands.
The acquisition included 100 % of the voting equity interests in the acquired businesses and encompasses the following activities:
•	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,
•	13 commercial branches that serve small and medium-sized enterprises,
•	Rotterdam-based bank Hollandsche Bank Unie N.V. (“HBU”), and
•	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.
The two corporate client units, the 13 branches and HBU were included in a separate legal entity prior to the acquisition which was renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses, which serve over 34,000 clients and employ 1,300 people, are using the Deutsche Bank brand name and are part of the Group’s Global Transaction Banking Corporate Division.
Pending the finalization of the initial acquisition accounting of the business combination, as of the reporting date the determination and allocation of the purchase price and the net fair values of identifiable assets and liabilities for ABN AMRO as of the acquisition date are not yet complete. This includes the completion of the closing balance sheet and the finalization of fair value adjustments for certain parts of the opening balance sheet of the aquiree. Accordingly, the business combination is still subject to finalization within the applicable measurement period.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-57
At year-end 2010, the provisional fair value amounts recognized for ABN AMRO as of the acquisition date were as follows:
Provisional Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred
Cash consideration transferred	700
Preliminary purchase price adjustment	(13)

Total purchase consideration	687

Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Cash and cash equivalents	113
Interest-earning time deposits with banks	71
Financial assets at fair value through profit or loss	779
Loans	9,802
Intangible assets	168
All other assets	810
Deposits	8,211
Financial liabilities at fair value through profit or loss	786
All other liabilities	1,843

Total identifiable net assets	903

Preliminary Negative Goodwill	216

Total identifiable net assets acquired, less Negative Goodwill	687

[1]	By major class of assets acquired and liabilities assumed.
As part of the purchase price allocation, customer relationships of € 168 million were identified as amortizing intangible assets.
The excess of the fair value of identifiable net assets acquired over the fair value of the total consideration transferred resulted in the recognition of negative goodwill of € 216 million which was recorded as a gain in other income on the Group’s income statement for 2010. The main reason that led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO’s Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. through a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander in October 2007. The gain recognized is tax-exempt.
Under the terms and conditions of the acquisition, ABN AMRO is providing initial credit risk coverage for 75 % of ultimate credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the fair value of the guarantee totaled € 544 million, which is amortized over the expected average life-time of the underlying portfolio.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-58
The following table provides information about financial assets that were acquired from ABN AMRO on April 1, 2010 and that the Group classified as loans of the acquisition date.

in € m.
Contractually required cash flows including interest (undiscounted)	11,503
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	245

Cash flows expected to be collected[1]	11,258

[1]	Represents undiscounted expected principal and interest cash flows upon acquisition.
In respect of acquisition-related costs, € 15 million were recognized in general and administrative expenses in the Group’s income statement for 2010, and € 8 million were incurred and recognized in 2009 and 2008.
Since the acquisition and excluding the above gain recognized from negative goodwill, the acquired businesses contributed net revenues and net income after tax of € 405 million and € 35 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income after tax in 2010 (excluding the above mentioned gain from negative goodwill) would have been € 501 million and € 77 million, respectively.
Sal. Oppenheim
On March 15, 2010, Deutsche Bank closed the acquisition of 100 % of the voting equity interests in Luxembourg-based Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Oppenheim S.C.A.”), the holding company of the Sal. Oppenheim Group, for a total purchase price of € 1,261 million paid in cash. Of the purchase price, € 275 million was paid for BHF Asset Servicing GmbH (“BAS”), which, at the date of acquisition, had already been classified as asset held for sale and therefore was treated as a separate transaction distinct from the remaining Sal. Oppenheim Group. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set at that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010. According to the framework agreement reached in the fourth quarter 2009, the former shareholders of Sal. Oppenheim S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. AG & Co. KGaA. As of the reporting date, the acquisition-date fair value of the option is zero.
The acquisition enables the Group to strengthen its Asset and Wealth Management activities among high-net-worth private clients, family offices and trusts in Europe and especially in Germany. Sal. Oppenheim Group’s independent wealth management activities are being expanded under the established brand name of the traditional private bank, while preserving its private bank character. Its integrated asset management concept for private and institutional clients is to be retained.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-59
As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset and wealth management activities, the investment bank, BHF-BANK Group (“BHF-BANK”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group’s Asset and Wealth Management Corporate Division, except that BHF-BANK and BAS initially became part of the Corporate Investments Group Division. During the second quarter 2010, BHF-BANK and BAS were also transferred to the Corporate Division Asset and Wealth Management.
The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010. Over the course of the year 2010, Sal. Oppenheim Group discontinued most of its investment banking activities via sale or wind-down. The Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia’s Macquarie Group in the second quarter 2010. On December 23, 2010, Deutsche Bank announced that it had agreed with Liechtenstein’s LGT Group on important aspects of the sale of BHF-BANK and to conduct exclusive negotiations with LGT Group concerning the contemplated sale of BHF-BANK. The negotiations to finalize the contractual details are expected to be completed during the first quarter of 2011. Accordingly, the Group classified BHF-BANK as a disposal group held for sale as of December 31, 2010. For further information, please also refer to Note 25 “Assets held for Sale”.
As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS is € 1,261 million. According to the framework agreement reached with the former shareholders of Sal. Oppenheim S.C.A., the purchase price might increase by up to € 476 million net payable in 2015, provided that certain risk positions (in particular legal and credit risk) do not materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-60
The fair value amounts recognized for the Sal. Oppenheim Group (excluding BAS) as of the acquisition date were as follows:
Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred
Cash consideration transferred	986
Fair value of contingent consideration	0

Total purchase consideration	986

Recognized amounts of identifiable assets acquired and liabilities assumed[1]
Cash and cash equivalents	2,638
Interest-earning time deposits with banks	3,298
Central bank funds sold and securities purchased under resale agreements	889
Financial assets at fair value through profit or loss	6,626
Financial assets available for sale	6,174
Loans	5,609
Intangible assets	162
Assets classified as held for sale	1,884
All other assets	2,677
Deposits	18,461
Central bank funds purchased and securities sold under repurchase agreements	796
Financial liabilities at fair value through profit or loss	5,443
Long-term debt	1,737
Liabilities classified as held for sale	1,836
All other liabilities	1,534

Total identifiable net assets	150

Noncontrolling interests in Sal. Oppenheim Group	8

Total identifiable net assets attributable to DB shareholders	142

Goodwill	844

Total identifiable net assets and Goodwill acquired attributable to DB shareholders	986

[1]	By major class of assets acquired and liabilities assumed.
The acquisition resulted in the recognition of goodwill of € 844 million which largely consists of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not expected to be deductible for tax purposes. Intangible assets included in the identifiable net assets acquired mainly represent software, customer relationships and the Sal. Oppenheim trademark. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of € 251 million for a large population of items relating to certain businesses acquired from Sal. Oppenheim Group. The timing and actual amount of outflow are uncertain. It is expected that these obligations will be settled over the next five years. The Group continues to analyze the risks and the potential timing of outflows.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-61
The following table provides information about financial assets that were acquired from Sal. Oppenheim and that the Group classified as loans as of the acquisition date.

in € m.
Contractually required cash flows including interest (undiscounted)	6,940
Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	1,187

Cash flows expected to be collected[1]	5,753

[1]	Represents undiscounted expected principal and interest cash flows upon acquisition.
Following the acquisition but on the date of closing, Deutsche Bank made a capital injection of € 195 million into the new subsidiary Sal. Oppenheim S.C.A. This amount does not form part of the purchase consideration and accordingly is not included in the aforementioned goodwill calculation.
In respect of acquisition-related costs, € 2 million were recognized in general and administrative expenses in the Group’s income statement for 2010. In addition, € 11 million were incurred and recognized in 2009.
Following the acquisition, the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 568 million and € 308 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the contribution to the Group’s net revenues and net income in 2010 would have been € 599 million and a loss of € 336 million, respectively.
Other Business Combinations completed in 2010
Other business combinations, not being individually material, which were finalized in 2010, included the step-acquisition of an additional 47.5 % interest in an existing associate domiciled in the Philippines. The acquisition resulted in a controlling ownership interest of 95 % and the consolidation of the investment in the first quarter 2010. The total consideration of € 6 million paid in cash was allocated to net assets acquired (including liabilities assumed) of € 10 million, resulting in negative goodwill of € 4 million which was recognized in other income in the Group’s income statement of the first quarter 2010. The investment was integrated into CB&S.
Also in 2010, the Group acquired 100 % of the voting rights of a U.S. based investment advisor company for a total consideration of € 2 million which was fully allocated to goodwill. Consolidation of the company commenced in the fourth quarter 2010. The investment was integrated into CB&S.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-62
The fair value amounts recognized for these business combinations as of the acquisition date were as follows.

in € m.
Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	8

Recognized amounts of identifiable assets acquired and liabilities assumed[1]:
Cash and cash equivalents	3
Financial assets available for sale	14
All other assets	1
Long-term debt	7
All other liabilities	1

Total identifiable net assets	10

Noncontrolling interests	0

Total identifiable net assets attributable to DB shareholders	10

Goodwill	2
Negative Goodwill	4

Total identifiable net assets and Goodwill acquired attributable to DB shareholders, less Negative Goodwill	8

[1]	By major class of assets acquired and liabilities assumed.
Since the acquisition, these businesses collectively contributed net revenues and net income after tax of € 2 million each to the Group’s income statement. If the acquisitions had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income after tax in 2010 also would have been € 2 million each.
Business Combinations finalized in 2009
In 2009, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, none were individually significant and are, therefore, presented in the aggregate. These transactions involved the acquisition of interests of 100 % respectively for a total consideration of € 22 million, including cash payments of € 20 million and costs of € 2 million directly related to these acquisitions. The aggregated purchase prices were initially allocated as other intangible assets of € 21 million, reflecting customer relationships, and goodwill of € 1 million. Among these transactions is the acquisition of Dresdner Bank’s Global Agency Securities Lending business which closed on November 30, 2009. The business is operating from offices in London, New York and Frankfurt and was integrated into Global Transaction Banking. The completion of this transaction added one of the largest third-party agency securities lending providers to the Group’s existing custody platform, closing a strategic product gap in the securities servicing area.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-63
The aggregate impact from these acquisitions on the Group’s 2009 balance sheet was as follows.

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets:
Cash and due from banks	–	–	–
Goodwill	–	1	1
Other intangible assets	–	21	21
All remaining assets	–	–	–

Total assets	–	22	22

Liabilities:
Long-term debt	–	–	–
All remaining liabilities	–	3	3

Total liabilities	–	3	3

Net assets	–	19	19

Total liabilities and equity	–	22	22

In finalizing these business combinations in 2010, the aggregated purchase prices were allocated as other intangible assets of € 16 million, reflecting customer relationships, and goodwill of € 6 million.
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
Business Combinations finalized in 2008
In 2008, the Group finalized several acquisitions that were accounted for as business combinations. Of these transactions, the reacquisition of Maher Terminals LLC and Maher Terminals of Canada Corp. and the acquisition of DB HedgeWorks, LLC were individually significant and are, therefore, presented separately. The other business combinations, which were not individually significant, are presented in the aggregate.
Maher Terminals LLC and Maher Terminals of Canada Corp.
Commencing June 30, 2008, the Group has consolidated Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. Maher Terminals was acquired as seed asset for the North American Infrastructure Fund. The Group initially owned 100 % of Maher Terminals and following a partial sale of an 11.4 % minority stake to the RREEF North America Infrastructure Fund in 2007, the Group retained a noncontrolling interest which was accounted for as equity method investment under the held for sale category at December 31, 2007. In a subsequent effort to restructure the fund in 2008, RREEF Infrastructure reacquired all outstanding interests in the North America Infrastructure Fund, whose sole investment was Maher Terminals, for a cash consideration of € 109 million.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-64
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
As of the acquisition date, the impact on the Group’s balance sheet was as follows.

	Carrying value before	Reclassification from
	the acquisition and	held-for-sale category
	included under	and Adjustments to
in € m.	held-for-sale category	fair value	Fair value
Assets:
Interest-earning time deposits with banks	–	30	30
Property and equipment	–	169	169
Goodwill	–	597	597
Other intangible assets	–	770	770
All remaining assets	1,840	(1,656)	184

Total assets	1,840	(90)	1,750

Liabilities:
Long-term debt	–	839	839
All remaining liabilities	983	(845)	138

Total liabilities	983	(6)	977

Net assets	857	(84)	773

Total liabilities and equity	1,840	(90)	1,750

Post-acquisition net revenues and net losses after tax related to Maher Terminals in 2008 amounted to negative € 7 million and € 256 million, respectively. The latter included a charge of € 175 million net of tax reflecting a goodwill impairment loss recognized in the fourth quarter 2008.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-65

	Carrying value
	before the	Adjustments to
in € m.	acquisition	fair value	Fair value
Assets:
Cash and due from banks	1	–	1
Goodwill	–	28	28
Other intangible assets	–	5	5
All remaining assets	1	–	1

Total assets	2	33	35

Liabilities:
Long-term debt	–	15	15
All remaining liabilities	1	–	1

Total liabilities	1	15	16

Net assets	1	18	19

Total liabilities and equity	2	33	35

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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 04 – Acquisitions and Dispositions	F-66
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
Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control
During 2010, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IAS 27 R, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the income statement. The net cash consideration paid on these transactions totaled € 13 million. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group’s interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders’ equity.
The following table summarizes the aggregated effect of changes in the Group’s ownership interests in these subsidiaries recognized in 2010.

in € m.	2010
DB’s ownership interests as of January 1, 2010	136
Net increase in Deutsche Bank’s ownership interests	76
Group’s share of net income or loss	(11)
Group’s share of other comprehensive income	29
Group’s share of other equity changes	(49)

DB’s ownership interests as of December 31, 2010	181

Dispositions
During 2010, 2009 and 2008, the Group finalized several dispositions of subsidiaries/businesses. These disposals included the sale of BAS in the third quarter 2010, a business already classified as held for sale as part of the acquisition of the Sal. Oppenheim Group in the first quarter 2010. For a list and further details about these dispositions, please see Note 05 “Business Segments and Related Information”. The total cash consideration received for these dispositions in 2010, 2009 and 2008 was € 281 million, € 51 million and € 182 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2010	2009	2008
Cash and cash equivalents	45	49	66
All remaining assets	2,180	15	4,079

Total assets disposed	2,225	64	4,145

Total liabilities disposed	1,932	73	3,490

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-67
Also included in these dispositions completed in 2010 were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. The resulting net gain recognized on these divestitures totaled € 15 million and is included in other income. Of that net gain, € 5 million are related to the remeasurement to fair value of the interests retained in these former subsidiaries.
05 –
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
The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2010, the group divisions and corporate divisions were as follows:
The Corporate & Investment Bank (CIB), which combines the Group’s corporate banking and securities activities (including sales and trading and corporate finance activities) with the Group’s transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations. Within CIB, the Group manages these activities in two global Corporate Divisions: Corporate Banking & Securities (CB&S) and Global Transaction Banking (GTB).
•
CB&S is made up of the Markets and Corporate Finance business divisions. These businesses offer financial products worldwide, ranging from the underwriting of stocks and bonds to the tailoring of structured solutions for complex financial requirements.

•
GTB is primarily engaged in the gathering, transferring, safeguarding and controlling of assets for its clients throughout the world. It provides processing, fiduciary and trust services to corporations, financial institutions and governments and their agencies.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-68
Private Clients and Asset Management (PCAM), which combines the Group’s asset management, private wealth management and private and business client activities. Within PCAM, the Group manages these activities in two global Corporate Divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).
•
AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high net worth clients, their families and selected institutions.

•	PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.
Corporate Investments (CI), which manages certain alternative assets of the Group and other debt and equity positions.
Changes in the composition of segments can arise from either changes in management responsibility, or from acquisitions and divestitures.
The following describes changes in management responsibilities with a significant impact on segmental reporting:
•
With effect from July 1, 2010, an integrated management structure for the whole of the Corporate & Investment Bank Group Division (CIB) was implemented following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking. The new structure is intended to accelerate growth as a top-tier corporate and investment bank and allow for delivery of the Group’s targets but has no impact on the composition of the business segments.

•	On April 1, 2009, management responsibility for The Cosmopolitan of Las Vegas property changed from the Corporate Division CB&S to the Corporate Division CI.
•
During the first quarter 2009, management responsibility for certain assets changed from the Corporate Division AWM to the Group Division CI. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

The following describes acquisitions and divestitures which had a significant impact on the Group’s segment operations:
•
On December 3, 2010, the Group consolidated Deutsche Postbank AG for the first time following the successful conclusion and settlement of a voluntary public takeover offer. As of that date, the investment in Postbank is included in the Corporate Division PBC.

•
On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. (“ABN AMRO”) in the Netherlands. These are included in the Corporate Division GTB.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-69
•
On March 15, 2010, the Group acquired the Sal. Oppenheim Group, which was included in the Corporate Division AWM, with the exception of its BHF-BANK operations, which were included in the Group Division CI. In the second quarter 2010, the BHF-BANK operations were transferred to the Business Division PWM within the Corporate Division AWM. This change is reflected in the presentation of the year ended December 31, 2010.

•	In November 2009, the Group completed the acquisition of Dresdner Bank’s Global Agency Securities Lending business from Commerzbank AG. The business is included in the Corporate Division GTB.
•
On February 25, 2009, the Group completed the acquisition of a minority stake in Deutsche Postbank AG, one of Germany’s major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction were included in the Group Division CI until the first-time consolidation of Postbank on December 3, 2010.

•
In December 2008, RREEF Alternative Investments acquired a significant noncontrolling interests in Rosen Real Estate Securities LLC (RRES), a long/short real estate investment advisor. The investment is included in the Corporate Division AWM.

•
In November 2008, the Group acquired a 40 % stake in UFG Invest, the Russian investment management company of UFG Asset Management, with an option to become a 100 % owner in the future. The business is branded Deutsche UFG Capital Management. The investment is included in the corporate division AWM.

•
In October 2008, the Group completed the acquisition of the operating platform of Pago eTransaction GmbH into the Deutsche Card Services GmbH, based in Germany. The investment is included in the Corporate Division GTB.

•
In June 2008, the Group consolidated Maher Terminals LLC and Maher Terminals of Canada Corp, collectively and hereafter referred to as Maher Terminals, a privately held operator of port terminal facilities in North America. RREEF Infrastructure acquired all third party investors’ interests in the North America Infrastructure Fund, whose sole underlying investment was Maher Terminals. The investment is included in the Group Division CI since the first quarter of 2009.

•	In June 2008, the Group sold DWS Investments Schweiz AG, comprising the Swiss fund administration business of the Corporate Division AWM, to State Street Bank.
•	Effective June 2008, the Group sold its Italian life insurance company DWS Vita S.p.A. to Zurich Financial Services Group. The business was included in the corporate division AWM.
•
Effective March 2008, the Group completed the acquisition of a 60 % interest in Far Eastern Alliance Asset Management Co. Limited, a Taiwanese investment management firm. The investment is included in the Corporate Division AWM.

•
In February 2008, the 50 % interest in the management company of the Australia based DEXUS Property Group was sold by RREEF Alternative Investments to DEXUS’ unitholders. The investment was included in the Corporate Division AWM.

•	In January 2008, the Group acquired HedgeWorks LLC, a hedge fund administrator based in the United States. The investment is included in the Corporate Division GTB.
•	In January 2008, the Group increased its stake in Harvest Fund Management Company Limited to 30%. Harvest is a mutual fund manager in China. The investment is included in the Corporate Division AWM.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-70
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
Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to mark-to-market accounting in management reporting versus accrual accounting under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments, or C&A) and a component of net income appropriation under IFRS.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-71
The financial impact on the business segments for 2010 was as follows:
•	GTB (€ 106 million), AWM (€ 16 million) and PBC (€ 1 million) received additional funding benefit.
•	CB&S (€ 93 million) and CI (€ 30 million) received additional funding costs.
The financial impact on the business segments for 2009 was as follows:
•	GTB (€ 160 million), AWM (€ 32 million) and PBC (€ 4 million) received additional funding benefit.
•	CB&S (€ 167 million) and CI (€ 30 million) received additional funding costs.
Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These measures include:
•
Average Active Equity: The Group calculates active equity to facilitate comparison to its peers. The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the average shareholders’ equity is adjusted are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes) as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate. The Group’s average active equity is allocated to the business segments and to C&A in proportion to their economic risk exposures, which consist of economic capital, goodwill and unamortized other intangible assets. The total amount allocated is the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2008, this demand for regulatory capital was derived by assuming a Tier 1 ratio of 8.5%. In 2009 and 2010, the Group derived its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to C&A.

•
Return on Average Active Equity in % is defined as income before income taxes less noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-72
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2010, 2009 and 2008, respectively. In 2009, the presentation of revenues and noninterest expenses in prior periods has been adjusted for changes in accounting policy relating to premiums paid for financial guarantees, in accordance with Note 01 “Significant Accounting Policies”.

	Corporate & Investment Bank				Private Clients and Asset Management
2010	Corporate	Global			Asset and	Private &			Total
in € m.	Banking &	Transaction			Wealth	Business		Corporate	Management
(unless stated otherwise)	Securities	Banking		Total	Management	Clients	Total	Investments	Reporting
Net revenues[1]	17,490	3,439	[5]	20,929	3,907	6,136	10,043	(2,020) [6]	28,953

Provision for credit losses	348	140		488	43	746	789	(4)	1,273

Total noninterest expenses	12,028	2,394		14,422	3,765	4,493	8,258	637	23,318
therein:
Depreciation, depletion and amortization	74	6		80	87	74	161	8	248
Severance payments	215	71		286	117	33	149	1	436
Policyholder benefits and claims	486	–		486	0	–	0	–	486
Impairment of intangible assets	–	29		29	–	–	–	–	29
Restructuring activities	–	–		–	–	–	–	–	–

Noncontrolling interests	20	–		20	(1)	8	6	(2)	24

Income (loss) before income taxes	5,094	905		5,999	100	890	989	(2,649)	4,339

Cost/income ratio	69%	70%		69%	96%	73%	82%	N/M	81%
Assets[2,3]	1,468,863	71,877		1,519,983	65,508	346,998	412,477	17,766	1,894,282
Expenditures for additions to long-lived assets	52	1		53	11	67	78	776	907
Risk-weighted assets	185,784	25,331		211,115	23,339	104,488	127,827	4,580	343,522
Average active equity[4]	17,096	1,548		18,644	6,737	3,897	10,635	4,168	33,446

Pre-tax return on average active equity	30%	58%		32%	1%	23%	9%	(64)%	13%

1 Includes:
Net interest income	9,848	1,281		11,128	668	3,850	4,518	(118)	15,528
Net revenues from external customers	18,069	3,222		21,290	3,945	5,707	9,652	(2,033)	28,910
Net intersegment revenues	(578)	217		(361)	(38)	429	391	13	43
Net income (loss) from equity method investments	(57)	1		(56)	6	(12)	(6)	(1,947)	(2,010)
2 Includes:
Equity method investments	2,108	41		2,149	259	34	292	116	2,558

N/M – Not meaningful

[3]
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

[5]
Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010, which is excluded from the Group’s target definition.

[6]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group’s target definition.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-73

	Corporate & Investment Bank			Private Clients and Asset Management
2009	Corporate	Global		Asset and	Private &			Total
in € m.	Banking &	Transaction		Wealth	Business		Corporate	Management
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Reporting[5]
Net revenues[1]	16,197	2,609	18,807	2,685	5,576	8,261	1,044	28,112

Provision for credit losses	1,789	27	1,816	17	790	806	8	2,630

Total noninterest expenses	10,891	1,788	12,679	2,475	4,328	6,803	581	20,063
therein:
Depreciation, depletion and amortization	72	5	77	18	69	87	8	172
Severance payments	138	7	145	105	192	297	0	442
Policyholder benefits and claims	541	–	541	0	–	0	–	541
Impairment of intangible assets	5	–	5	(291)	–	(291)	151	(134)
Restructuring activities	–	–	–	–	–	–	–	–

Noncontrolling interests	(2)	–	(2)	(7)	0	(7)	(1)	(10)

Income (loss) before income taxes	3,520	795	4,314	200	458	658	456	5,428

Cost/income ratio	67%	69%	67%	92%	78%	82%	56%	71%
Assets[2,3]	1,308,222	47,414	1,343,824	43,761	131,014	174,739	28,456	1,491,108
Expenditures for additions to long-lived assets	73	17	89	56	42	98	395	583
Risk-weighted assets	188,118	15,844	203,962	12,201	36,872	49,073	16,935	269,969
Average active equity[4]	17,881	1,160	19,041	4,791	3,617	8,408	4,323	31,772

Pre-tax return on average active equity	20%	68%	23%	4%	13%	8%	11%	17%

1 Includes:
Net interest income	7,480	1,040	8,519	379	3,493	3,871	(108)	12,283
Net revenues from external customers	17,000	2,127	19,127	2,528	5,372	7,900	1,053	28,079
Net intersegment revenues	(802)	479	(323)	160	204	364	(9)	33
Net income (loss) from equity method investments	(77)	1	(76)	(14)	1	(12)	155	67
2 Includes:
Equity method investments	1,543	40	1,584	202	42	244	5,911	7,739

[3]
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

[5]
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-74

	Corporate & Investment Bank			Private Clients and Asset Management
2008	Corporate	Global		Asset and	Private &			Total
in € m.	Banking &	Transaction		Wealth	Business		Corporate	Management
(unless stated otherwise)	Securities	Banking	Total	Management	Clients	Total	Investments	Reporting[5]
Net revenues[1]	428	2,784	3,211	3,254	5,777	9,031	1,290	13,532

Provision for credit losses	402	5	408	15	653	668	(1)	1,075

Total noninterest expenses	8,568	1,646	10,214	3,793	4,178	7,971	95	18,279
therein:
Depreciation, depletion and amortization	52	6	58	16	77	93	8	159
Severance payments	334	3	337	29	84	113	0	450
Policyholder benefits and claims	(273)	–	(273)	18	–	18	–	(256)
Impairment of intangible assets	5	–	5	580	–	580	–	585
Restructuring activities	–	–	–	–	–	–	–	–

Noncontrolling interests	(48)	–	(48)	(20)	0	(20)	2	(66)

Income (loss) before income taxes	(8,494)	1,132	(7,362)	(534)	945	411	1,194	(5,756)

Cost/income ratio	N/M	59%	N/M	117%	72%	88%	7%	135%
Assets[2,3]	2,012,002	49,469	2,047,181	50,473	138,350	188,785	18,297	2,189,313
Expenditures for additions to long-lived assets	1,167	38	1,205	13	56	70	0	1,275
Risk-weighted assets	234,389	15,355	249,744	16,051	37,482	53,533	2,677	305,953
Average active equity[4]	19,181	1,081	20,262	4,870	3,445	8,315	403	28,979

Pre-tax return on average active equity	(44)%	105%	(36)%	(11)%	27%	5%	N/M	(20)%

1 Includes:
Net interest income	7,683	1,167	8,850	486	3,249	3,736	7	12,592
Net revenues from external customers	546	2,814	3,359	3,418	5,463	8,881	1,259	13,499
Net intersegment revenues	(118)	(40)	(158)	(154)	314	160	31	33
Net income (loss) from equity method investments	(110)	2	(108)	87	2	88	62	42
2 Includes:
Equity method investments	1,687	40	1,727	321	44	365	71	2,163

N/M – Not meaningful

[3]
The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]
For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. The Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and unamortized other intangible assets.

[5]
Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million and an impairment of intangible assets (Asset Management) of € 572 million, which are excluded from the Group’s target definition.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-75
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
The following table presents a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008, respectively.

	2010			2009			2008
	Total	Consoli-		Total	Consoli-		Total	Consoli-
	Management	dation &	Total	Management	dation &	Total	Management	dation &	Total
in € m.	Reporting	Adjustments	Consolidated	Reporting	Adjustments	Consolidated	Reporting	Adjustments	Consolidated
Net revenues[1]	28,953	(386)	28,567	28,112	(159)	27,952	13,532	82	13,613
Provision for credit losses	1,273	0	1,274	2,630	(0)	2,630	1,075	1	1,076
Noninterest expenses	23,318	1	23,318	20,063	57	20,120	18,279	(0)	18,278

Noncontrolling interests	24	(24)	–	(10)	10	–	(66)	66	–

Income (loss) before income taxes	4,339	(363)	3,975	5,428	(226)	5,202	(5,756)	15	(5,741)

Assets	1,894,282	11,348	1,905,630	1,491,108	9,556	1,500,664	2,189,313	13,110	2,202,423
Risk-weighted assets	343,522	2,683	346,204	269,969	3,507	273,476	305,953	1,779	307,732
Average active equity	33,446	7,907	41,353	31,772	2,840	34,613	28,979	3,100	32,079

[1]	Net interest income and noninterest income.
In 2010, loss before income taxes in Consolidation & Adjustments (C&A) was € 363 million. Noninterest expenses included the receipt of insurance payments which were partly offset by charges for litigation provisions as well as other items outside the management responsibility of the business segments. The main adjustments to net revenues in C&A in 2010 were:
•
Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which decreased net revenues by approximately € 210 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in interest rates in both euro and U.S. dollar.

•	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 245 million.
•
The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-76
In 2009, loss before income taxes in C&A was € 226 million. Noninterest expenses included charges related to litigation provisions and other items outside the management responsibility of the business segments. Partly offsetting were value-added tax benefits. The main adjustments to net revenues in C&A in 2009 were:
•
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

•	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 225 million.
•	Derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, resulted in an increase of approximately € 460 million.
•
The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

In 2008, income before income taxes in C&A was € 15 million. Noninterest expenses included charges related to litigation provisions offset by value-added tax benefits. The main adjustments to net revenues in C&A in 2008 were:
•
Adjustments related to positions which were marked-to-market for management reporting purposes and accounted for on an accrual basis under IFRS. These adjustments, which increased net revenues by approximately € 450 million, relate to economically hedged short-term positions and were driven by the significant volatility and overall decline of short-term interest rates.

•	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 160 million.
•
Trading results from the Group’s own shares and certain derivatives indexed to own shares are reflected in CB&S. The elimination of such results under IFRS resulted in an increase of approximately € 80 million.

•	Decreases related to the elimination of intra-Group rental income were € 37 million.
•
The remainder of net revenues was due to net interest expenses which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest expenses related to tax refunds and accruals.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-77
Assets and risk-weighted assets in C&A reflect corporate assets, such as deferred tax assets and central clearing accounts, outside of the management responsibility of the business segments.
Average active equity assigned to C&A reflects the residual amount of equity that is not allocated to the segments as described in the “Measurement of Segment Profit or Loss” section of this Note.
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2010, 2009 and 2008, respectively.

	Corporate & Investment Bank
in € m.	2010	2009	2008
Sales & Trading (equity)	3,108	2,650	(736)
Sales & Trading (debt and other products)	9,740	9,557	323

Total Sales & Trading	12,849	12,208	(413)

Origination (equity)	706	663	334
Origination (debt)	1,199	1,127	(717)

Total origination	1,904	1,790	(383)

Advisory	573	402	589
Loan products	1,736	1,949	1,296
Transaction services	3,223	2,609	2,784
Other products	644	(151)	(661)

Total[1]	20,929	18,807	3,211

[1]
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

During the first half of 2010 product revenue categories were reviewed. As a result, certain product revenues in CIB have been reclassified as described in more detail in Note 01 “Significant Accounting Policies” in the section “Basis of Accounting”.

	Private Clients and Asset Management
in € m.	2010	2009	2008
Discretionary portfolio/fund management	2,560	2,083	2,433
Advisory/brokerage	1,745	1,531	2,045
Credit products	2,708	2,605	2,232
Deposits and payment services	2,029	1,875	1,968
Other products	1,001	167	353

Total[1]	10,043	8,261	9,031

[1]
Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Financial Statements 05 – Business Segments and Related Information	F-78
The presentation of PCAM product revenues was modified during the first half of 2010 following a review and refinement of product classifications. These changes primarily impacted the classification of revenues from deposits, which had previously been reported jointly with loan revenues. Revenues from deposits of € 1,501 million for the full year 2009 have now been combined with revenues from payment services. Revenues from credit products are now reported separately. Insurance brokerage revenues of € 143 million in the full year 2009, previously reported under payments, account and remaining financial services, are now reported under Advisory/brokerage. These changes enhance transparency and better reflect how products are managed internally. Prior periods were amended retrospectively. The adjustments had no impact on PCAM’s total revenues.
The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2010, 2009 and 2008, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for CI and C&A is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2010	2009	2008
Germany:
CIB	2,864	2,353	2,997
PCAM	5,932	4,769	5,208

Total Germany	8,796	7,122	8,205

Europe, Middle East and Africa:
CIB	8,258	8,485	(619)
PCAM	2,693	2,479	2,381

Total Europe, Middle East and Africa[1]	10,951	10,964	1,762

Americas (primarily United States):
CIB	6,420	5,295	(838)
PCAM	1,032	724	971

Total Americas	7,452	6,020	133

Asia/Pacific:
CIB	3,387	2,672	1,671
PCAM	387	289	471

Total Asia/Pacific	3,774	2,961	2,142

CI	(2,020)	1,044	1,290
Consolidation & Adjustments	(386)	(159)	82

Consolidated net revenues[2]	28,567	27,952	13,613

[1]
For the years ended December 31, 2010 and December 31, 2009 the United Kingdom accounted for roughly 60 % of these revenues. The United Kingdom reported negative revenues for the year ended December 31, 2008.

[2]
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statements 06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss	F-79
Notes to the Consolidated Income Statement
06 –
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
Net Interest Income
The following are the components of interest and similar income and interest expense.

in € m.	2010	2009	2008
Interest and similar income:
Interest-earning deposits with banks	691	633	1,313
Central bank funds sold and securities purchased under resale agreements	446	320	964
Securities borrowed	133	67	1,011
Financial assets at fair value through profit or loss	15,589	13,634	34,938
Interest income on financial assets available for sale	700	496	1,260
Dividend income on financial assets available for sale	137	91	312
Loans	10,222	10,555	12,269
Other	861	1,157	2,482

Total interest and similar income	28,779	26,953	54,549

Interest expense:
Interest-bearing deposits	3,800	5,119	13,015
Central bank funds purchased and securities sold under repurchase agreements	301	280	4,425
Securities loaned	278	269	304
Financial liabilities at fair value through profit or loss	6,019	4,503	14,811
Other short-term borrowings	375	798	1,905
Long-term debt	1,490	2,612	5,273
Trust preferred securities	781	680	571
Other	152	233	1,792

Total interest expense	13,196	14,494	42,096

Net interest income	15,583	12,459	12,453

Interest income recorded on impaired financial assets was € 146 million, € 133 million and € 65 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statements 06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss	F-80
Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2010	2009	2008
Trading income:
Sales & Trading (equity)	198	2,148	(9,615)
Sales & Trading (debt and other products)	3,429	5,440	(25,212)
Total Sales & Trading	3,627	7,588	(34,827)
Other trading income	31	(1,954)	998

Total trading income	3,658	5,634	(33,829)

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	35	(73)	–
Securities borrowed/loaned	–	(2)	(4)
Loans and loan commitments	(331)	3,929	(4,016)
Deposits	(13)	(162)	139
Long-term debt[1]	83	(2,550)	28,630
Other financial assets/liabilities designated at fair value through profit or loss	(78)	333	(912)

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(304)	1,475	23,837

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)

[1]
Includes € 39 million, €  (176) million and € 17.9 billion from securitization structures for the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. Fair value movements on related instruments of € 163 million, € (49) million and € (20.1) billion for December 31, 2010, December 31, 2009 and December 31, 2008, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

Combined Overview
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (e.g., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income between net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. In order to provide a more business-focused presentation, the Group combines net interest income and net gains (losses) of financial assets/liabilities at fair value through profit or loss by group division and by product within the Corporate & Investment Bank.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statement 07 – Commissions and Fee Income	F-81
The following table presents data relating to the Group’s combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate & Investment Bank, by product, for the years ended December 31, 2010, 2009 and 2008, respectively.

in € m.	2010	2009	2008
Net interest income	15,583	12,459	12,453
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,354	7,109	(9,992)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:
Sales & Trading (equity)	2,266	2,047	(1,895)
Sales & Trading (debt and other products)	9,204	9,725	409
Total Sales & Trading	11,469	11,772	(1,486)
Loan products[1]	778	777	922
Transaction services	1,497	1,180	1,368
Remaining products[2]	336	240	(1,821)

Total Corporate & Investment Bank	14,081	13,969	(1,017)

Private Clients and Asset Management	4,708	4,157	3,861
Corporate Investments	(184)	793	(172)
Consolidation & Adjustments	331	649	(211)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	18,937	19,568	2,461

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.
07 –
Commissions and Fee Income
The following are the components of commission and fee income and expense.

in € m.	2010	2009	2008
Commission and fee income and expense:
Commission and fee income	13,652	11,377	12,449
Commission and fee expense	2,983	2,466	2,708

Net commissions and fee income	10,669	8,911	9,741

in € m.	2010	2009	2008
Net commissions and fee income:
Net commissions and fees from fiduciary activities	3,529	2,925	3,414
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	3,873	3,449	3,790
Net fees for other customer services	3,267	2,537	2,537

Net commissions and fee income	10,669	8,911	9,741

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statement 09 – Other Income	F-82
08 –
Net Gains (Losses) on Financial Assets Available for Sale
The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2010	2009	2008
Net gains (losses) on financial assets available for sale:
Net gains (losses) on debt securities:	58	37	(534)
Net gains (losses) from disposal	74	119	17
Impairments	(16)	(82)	(551)

Net gains (losses) on equity securities:	120	(295)	1,156
Net gains (losses) from disposal	164	443	1,428
Impairments	(44)	(738)	(272)

Net gains (losses) on loans:	18	(56)	(63)
Net gains (losses) from disposal	36	9	(12)
Impairments	(18)	(81)	(52)
Reversal of impairments	0	16	1

Net gains (losses) on other equity interests:	5	(89)	107
Net gains (losses) from disposal	40	–	108
Impairments	(35)	(89)	(1)

Total net gains (losses) on financial assets available for sale	201	(403)	666

09 –
Other Income
The following are the components of other income.

in € m.	2010	2009	2008
Other income:
Net income (loss) from investment properties	(3)	(117)	8
Net gains (losses) on disposal of investment properties	5	(2)	–
Net gains (losses) on disposal of consolidated subsidiaries	18	61	85
Net gains (losses) on disposal of loans	(87)	2	50
Insurance premiums[1,2]	252	129	308
Remaining other income[3]	579	(256)	248

Total other income	764	(183)	699

[1]	Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited.

[2]
Includes the impact of a change in presentation of longevity insurance and reinsurance contracts. In 2010, this change in presentation resulted in a transfer of €117 million of expenses from Other income to Policyholder benefits and claims.

[3]
The increase from 2009 to 2010 in remaining other income was mainly driven by significantly lower impairments on The Cosmopolitan of Las Vegas property in 2010, higher results from derivatives qualifying for hedge accounting and a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands. The decrease from 2008 to 2009 in remaining other income was primarily driven by an impairment charge of €575 million on The Cosmopolitan of Las Vegas recorded in 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statement 11 – Earnings per Common Share	F-83
10 –
General and Administrative Expenses
The following are the components of general and administrative expenses.

in € m.	2010	2009	2008
General and administrative expenses:
IT costs	2,274	1,759	1,818
Occupancy, furniture and equipment expenses	1,665	1,457	1,434
Professional service fees	1,616	1,088	1,164
Communication and data services	785	672	698
Travel and representation expenses	558	408	504
Payment, clearing and custodian services	418	406	415
Marketing expenses	341	278	373
Other expenses	2,476	2,334	1,933

Total general and administrative expenses	10,133	8,402	8,339

Other expenses include, among other items, regulatory and insurance related costs, other taxes, costs for consolidated investments, operational losses and other non-compensation staff related expenses.
In 2010, other expenses included higher regulatory fees and higher operating costs related to our consolidated investments, particularly The Cosmopolitan of Las Vegas, which commenced operations in December 2010.
In 2009, other expenses included charges of € 316 million from a legal settlement with Huntsman Corp. and of € 200 million related to the Group’s offer to repurchase certain products from private investors.
11 –
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Income Statement 11 – Earnings per Common Share	F-84
In December 2008, the Group decided to amend existing forward purchase contracts covering 33.6 million Deutsche Bank common shares from physical to net-cash settlement and these instruments are no longer included in the computation of basic and diluted earnings per share.
The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively.

in € m.	2010	2009	2008
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	2,310	4,973	(3,835)

Effect of dilutive securities:
Forwards and options	–	–	–
Convertible debt	3	2	(1)

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	2,313	4,975	(3,836)

Number of shares in m.
Weighted-average shares outstanding – denominator for basic earnings per share	753.3	689.4	558.5

Effect of dilutive securities:
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.1	0.0
Convertible debt	2.1	0.7	0.1
Deferred shares	35.4	26.4	0.0
Other (including trading options)	0.0	0.1	0.0

Dilutive potential common shares	37.5	27.3	0.1

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	790.8	716.7	558.6

in €	2010	2009	2008
Basic earnings per share	3.07	7.21	(6.87)
Diluted earnings per share	2.92	6.94	(6.87)
On October 6, 2010, Deutsche Bank AG completed a capital increase with subscription rights. As the subscription price of the new shares was lower than the market price of the existing shares, the capital increase included a bonus element. According to IAS 33, the bonus element is the result of an implicit change in the number of shares outstanding for all periods prior to the capital increase without a fully proportionate change in resources. As a consequence, the weighted average number of shares outstanding has been adjusted retrospectively for all periods before October 6, 2010.
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
As of December 31, 2010, 2009 and 2008, the following instruments were outstanding and were not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Number of shares in m.	2010	2009	2008
Forward purchase contracts	0.0	0.0	0.0
Put options sold	0.0	0.0	0.1
Call options sold	0.0	0.0	0.3
Employee stock compensation options	0.4	0.3	1.8
Deferred shares	0.0	0.0	26.9

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 12 – Financial Assets/Liabilities at Fair Value through Profit or Loss	F-85
Notes to the Consolidated Balance Sheet
12 –
Financial Assets/Liabilities at Fair Value through Profit or Loss
The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2010		Dec 31, 2009
Trading assets:
Trading securities	238,283		206,710
Other trading assets[1]	33,008		28,200

Total trading assets	271,291		234,910

Positive market values from derivative financial instruments	657,780		596,410

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	108,912		89,977
Securities borrowed	27,887		19,987
Loans	23,254	[2]	12,964
Other financial assets designated at fair value through profit or loss	11,873		11,072

Total financial assets designated at fair value through profit or loss	171,926		134,000

Total financial assets at fair value through profit or loss	1,100,997		965,320

[1]	Includes traded loans of €23,080 million and €21,847 million at December 31, 2010 and 2009 respectively.

[2]	Includes €8 billion of Postbank loans designated at fair value through the profit or loss.

in € m.	Dec 31, 2010	Dec 31, 2009
Trading liabilities:
Trading securities	65,183	62,402
Other trading liabilities	3,676	2,099

Total trading liabilities	68,859	64,501

Negative market values from derivative financial instruments	647,171	576,973

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	107,999	52,795
Loan commitments	572	447
Long-term debt	15,280	15,395
Other financial liabilities designated at fair value through profit or loss	6,303	4,885

Total financial liabilities designated at fair value through profit or loss	130,154	73,522

Investment contract liabilities[1]	7,898	7,278

Total financial liabilities at fair value through profit or loss	854,082	722,274

[1]
These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts”, for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss
The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was €160 billion and €123 billion as of December 31, 2010, and 2009, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 12 – Financial Assets/Liabilities at Fair Value through Profit or Loss	F-86
The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option was € 136.8 billion and € 110.0 billion at December 31, 2010 and December 31, 2009 respectively, this credit risk is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments. The credit risk on the loans designated under the fair value option of € 23.3 billion and € 13.0 billion as of December 31, 2010 and 2009, respectively, is mitigated in a number of ways. The majority of the drawn loan balance is mitigated through the purchase of credit default swaps, the remainder is mitigated by the holding of collateral.
The valuation of collateralized loans takes into account the credit enhancement received. Where the instruments are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk, rather the fair value movement of the instruments is due to market risk movements in the value of the collateral and interest rates.
Of the total drawn and undrawn lending facilities designated at fair value, the Group managed counterparty credit risk by purchasing credit default swap protection on facilities with a notional value of € 57.3 billion and € 50.9 billion as of December 31, 2010, and 2009, respectively. The notional value of credit derivatives used specifically to mitigate the exposure to credit risk on these drawn loans and undrawn irrevocable loan commitments designated at fair value was € 38.0 billion and € 34.7 billion as of December 31, 2010, and 2009, respectively.
The changes in fair value attributable to movements in counterparty credit risk for instruments held at the reporting date are detailed in the table below.

	Dec 31, 2010		Dec 31, 2009[1]
		Loan		Loan
in € m.	Loans	commitments	Loans	commitments
Changes in fair value of loans and loan commitments due to credit risk
Cumulative change in the fair value	3	490	143	66
Annual change in the fair value in 2010/2009	–	394	938	1,703

Changes in fair value of credit derivatives specifically used to mitigate credit risk
Cumulative change in the fair value	(9)	(151)	(47)	(82)
Annual change in the fair value in 2010/2009	(27)	(230)	(1,250)	(1,470)

[1]	Prior year amounts have been adjusted.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 12 – Financial Assets/Liabilities at Fair Value through Profit or Loss	F-87
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

in € m.	Dec 31, 2010	Dec 31, 2009
Cumulative change in the fair value	76	30
Annual change in the fair value in 2010/2009	43	(264)
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
For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity was € 23.7 billion and € 36.8 billion more than the carrying amount as of December 31, 2010 and 2009, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”	F-88
The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 0.6 billion and € 0.6 billion as of December 31, 2010, and 2009, respectively.
13 –
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. Assets were reclassified at the fair value as of the effective date of their reclassification. No reclassifications were made during 2010. The reclassifications were made in instances where management believed that the expected repayment of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, the Group concluded that the reclassifications aligned the accounting more closely with the business intent.
The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income, ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

		Financial assets
	Trading assets	available for sale
in € bn.	reclassified to	reclassified to
(unless stated otherwise)	loans	loans
Carrying value at reclassification date	26.6	11.4
Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)
Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%
Expected recoverable cash flows at reclassification date	39.6	17.6

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”	F-89
The following table shows carrying values and fair values as of December 31, 2010 and December 31, 2009 of the assets reclassified in 2008 and 2009.

	Dec 31, 2010		Dec 31, 2009
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans	17,998	15,903	24,287	21,552
Financial assets available for sale reclassified to loans	8,684	7,805	9,267	8,290

Total financial assets reclassified to loans	26,682	23,708	33,554	29,842

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made are shown in the table below.

in € m.	2010	2009	2008[1]
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	120	(884)	(3,230)
Impairment losses on the reclassified financial assets available for sale which were impaired	(7)	(9)	(209)
Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	251	1,147	(1,826)

[1]	Reclassifications were made from July 1, 2008 and so the 2008 balances represent a six month period.
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

in € m.	2010	2009	2008[1]
Interest income	1,154	1,368	659
Provision for credit losses	(278)	(1,047)	(166)
Other income[2]	1	–	–

Income before income taxes on reclassified trading assets	877	321	493

Interest income	146	227	258
Provision for credit losses	–	(205)	(91)
Other income[2]	(1)	–	–

Income before income taxes on reclassified financial assets available for sale	145	22	167

[1]	Reclassifications were made from July 1, 2008 and so the 2008 balances represent a six month period.

[2]	The net loss on sale of loans which have settled in 2010 was € 3 million. The net amount comprises a loss of € 3 million in provision for credit losses and no net gain or loss in other income.
Prior to their reclassification, assets reclassified in 2009 contributed fair value losses of € 252 million to the income statement for the year ended December 31, 2008 and fair value losses of € 48 million to the income statement for the year ended December 31, 2009.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-90
Prior to their reclassification, assets reclassified from trading in 2008 contributed fair value losses of € 1.8 billion to the income statement for the year ended December 31, 2008. Assets reclassified from available for sale during 2008 contributed, prior to their reclassification, impairment charges of € 174 million to the income statement and additional unrealized losses of € 736 million to the consolidated statement of comprehensive income for the year ended December 31, 2008.
14 –
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
For some financial instruments a rate or other parameter, rather than a price, is quoted. Where this is the case then the market rate or parameter is used as an input to a valuation model to determine fair value. For some instruments, modeling techniques follow industry standard models for example, discounted cash flow analysis and standard option pricing models. These models are dependent upon estimated future cash flows, discount factors and volatility levels. For more complex or unique instruments, more sophisticated modeling techniques are required, and may rely upon assumptions or more complex parameters such as correlations, prepayment speeds, default rates and loss severity.
Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs then other market information is considered. For example, indicative broker quotes and consensus pricing information is used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals, and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-91
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
Where complex valuation models are used, or where less-liquid positions are being valued, then bid/offer levels for those positions may not be available directly from the market, and therefore the close-out cost of these positions, models and parameters must be estimated. When these adjustments are designed, the Group closely examines the valuation risks associated with the model as well as the positions themselves, and the resulting adjustments are closely monitored on an ongoing basis.
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
Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality. The impact of this valuation adjustment was that an insignificant gain was recognized for the year ended December 31, 2010.
Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-offer levels which are less-observable, and these adjustments aim to estimate the bid-offer by computing the risk-premium associated with the transaction. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-92
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
Quotes for transactions and parameter inputs are obtained from a number of third party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.
Price and parameter inputs to models, assumptions and valuation adjustments are verified against independent sources. Where they cannot be verified to independent sources due to lack of observable information, the estimate of fair value is subject to procedures to assess its reasonableness. Such procedures include performing revaluation using independently generated models (including where existing models are independently recalibrated), assessing the valuations against appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques yield fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.
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
The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is usually minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models which are standard across the industry and where all parameter inputs are quoted in active markets.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-93
The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data is obtained from infrequent market transactions then extrapolation and interpolation techniques must be applied. In addition, where no market data is available then parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions and making appropriate adjustment to reflect the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument then management has to establish what point within the range of estimates best represents the fair value. Further, some valuation adjustments may require the exercise of management judgment to ensure they achieve fair value.
Fair Value Hierarchy
The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:
Level 1 – Instruments valued using quoted prices in active markets: These are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.
These instruments include: high-liquidity treasuries and derivative, equity and cash products traded on high-liquidity exchanges.
Level 2 – Instruments valued with valuation techniques using observable market data: These are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.
These instruments include: many OTC (over the counter) derivatives; many investment-grade listed credit bonds; some CDS’s (credit default swaps); many CDO’s (collateralized debt obligations); and many less-liquid equities.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable: These are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.
These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid ABS (asset-backed securities, including some referencing residential mortgages); illiquid CDO’s (cash and synthetic); monoline exposures; private equity placements; many CRE (commercial real-estate) loans; illiquid loans; and some municipal bonds.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-94
The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies”.

	Dec 31, 2010			Dec 31, 2009
		Valuation	Valuation		Valuation	Valuation
	Quoted prices	technique	technique	Quoted prices	technique	technique
	in active	observable	unobservable	in active	observable	unobservable
	market	parameters	parameters	market	parameters	parameters
in € m.	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Financial assets held at fair value:
Trading securities	96,828	126,594	14,861	84,833	106,268	15,609
Positive market values from derivative financial instruments	14,976	624,961	17,843	19,684	551,514	25,211
Other trading assets	692	26,249	6,067	456	16,963	10,782
Financial assets designated at fair value through profit or loss	7,674	160,966	3,286	5,698	124,892	3,410
Financial assets available for sale	17,186	31,858	5,222	10,789	4,863	3,167
Other financial assets at fair value[1]	–	8,504	(623)	–	7,014	41

Total financial assets held at fair value	137,356	979,132	46,656	121,460	811,514	58,220

Financial liabilities held at fair value:
Trading securities	43,967	20,966	251	43,182	18,787	431
Negative market values from derivative financial instruments	12,379	623,876	10,916	18,699	542,683	15,591
Other trading liabilities	1	3,669	5	1	1,817	283
Financial liabilities designated at fair value through profit or loss	348	127,736	2,070	177	70,724	2,621
Investment contract liabilities[2]	–	7,898	–	–	7,278	–
Other financial liabilities at fair value[1]	–	6,526	(239)	–	2,698	(757)

Total financial liabilities held at fair value	56,695	790,671	13,003	62,059	643,987	18,169

[1]
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

[2]
These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 39 “Insurance and Investment Contracts” for more detail on these contracts.

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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-95
Mortgage and Other Asset Backed Securities (“ABS”): These instruments include residential and commercial mortgage backed securities and other asset backed securities including collateralized debt obligations (CDO). Asset backed securities have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves asset backed securities, as is the case with many of the CDO instruments.
Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.
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
Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.
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
More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-96
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

in € m.	Dec 31, 2010	Dec 31, 2009
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	576	335
Mortgage and other asset-backed securities	6,302	7,068
Corporate debt securities and other debt obligations	7,406	7,444
Equity securities	577	762

Total trading securities	14,861	15,609

Positive market values from derivative financial instruments	17,843	25,211
Other trading assets	6,067	10,782
Financial assets designated at fair value through profit or loss:
Loans	2,740	2,905
Other financial assets designated at fair value through profit or loss	546	505

Total financial assets designated at fair value through profit or loss	3,286	3,410

Financial assets available for sale	5,222	3,167
Other financial assets at fair value	(623)	41

Total financial assets held at fair value	46,656	58,220

Financial liabilities held at fair value:
Trading securities	251	431
Negative market values from derivative financial instruments	10,916	15,591
Other trading liabilities	5	283
Financial liabilities designated at fair value through profit or loss:
Loan commitments	572	447
Long-term debt	1,481	1,723
Other financial liabilities designated at fair value through profit or loss	17	451

Total financial liabilities designated at fair value through profit or loss	2,070	2,621

Other financial liabilities at fair value	(239)	(757)

Total financial liabilities held at fair value	13,003	18,169

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-97
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
During 2010, the market value of derivatives instruments in the level 3 of the hierarchy has declined primarily as a result of changes to input parameters, in particular tightening credit spreads. In addition there has been an increase in liquidity for some products which has enabled some migration to level 2 of the fair value hierarchy.
Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was reduced in the year mainly due to migration into level 2 of the hierarchy as a result of increased observability of parameter inputs into the valuation models.
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
Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid. The increase in the level 3 balance during the period is predominantly due to the consolidation of Postbank.
Reconciliation of financial instruments classified in Level 3
The table below presents a reconciliation of financial instruments categorized in level 3 of the fair value hierarchy. Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input, however; they are required to be presented as gross assets and liabilities in the table below. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-98
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

		Changes in
	Balance,	the group of							Transfers		Transfers
Dec 31, 2010	beginning of	consolidated	Total						into		out of	Balance,
in € m.	year	companies[1]	gains/losses[2]		Purchases	Sales	Issuances[6]	Settlements[7]	Level 3		Level 3	end of year
Financial assets held at fair value:
Trading securities	15,609	6	1,437		5,479	(6,292)	–	(1,412)	4,299		(4,265)	14,861
Positive market values from derivative financial instruments	25,211	74	589		32	(71)	–	(2,997)	1,111		(6,106)	17,843
Other trading assets	10,782	–	(1)		1,439	(1,427)	173	(1,511)	424		(3,812)	6,067
Financial assets designated at fair value through profit or loss	3,410	–	(97)		294	(23)	1,627	(1,909)	54		(70)	3,286
Financial assets available for sale	3,167	1,340	151	[3]	1,648	(491)	–	(351)	881		(1,123)	5,222
Other financial assets at fair value	41	(623)	–		–	–	–	(41)	–		–	(623)

Total financial assets held at fair value	58,220	797	2,079	[4,5]	8,892	(8,304)	1,800	(8,221)	6,769	[8]	(15,376) [8]	46,656

Financial liabilities held at fair value:
Trading securities	431	–	119		–	–	–	(182)	3		(120)	251
Negative market values from derivative financial instruments	15,591	11	2,092		–	–	–	(1,952)	1,531		(6,357)	10,916
Other trading liabilities	283	17	(271)		–	–	–	–	–		(24)	5
Financial liabilities designated at fair value through profit or loss:	2,621	–	258		–	–	448	(977)	180		(460)	2,070
Other financial liabilities at fair value	(757)	–	40		–	–	–	32	446		–	(239)

Total financial liabilities held at fair value	18,169	28	2,238	[4,5]	–	–	448	(3,079)	2,160		(6,961)	13,003

[1]	Amounts recorded in the changes in the group of consolidated companies predominantly relate to the consolidation of Postbank at December 3, 2010.

[2]
Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax.

[3]
Total gains and losses on available for sale include a gain of € 21 million recognized in other comprehensive income, net of tax, and a gain of € 38 million recognized in the income statement presented in Net gains (losses) on financial assets available for sale.

[4]
This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 1.3 billion and for total financial liabilities held at fair value this is a negative € 184 million. This predominately relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[5]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

[6]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

[7]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments.

For derivatives all cash flows are presented in settlements.

[8]
Includes € 2.0 billion of assets which were incorrectly categorized in 2009. This has been reflected through the transfers in and transfers out column and has not impacted the prior year balance sheet or overall level 3 assets balance.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-99

	Balance,						Transfers	Transfers
Dec 31, 2009	Beginning	Total					into	out of	Balance,
in € m.	of year	gains/losses[1]	Purchases	Sales	Issuances[5]	Settlements[6]	Level 3	Level 3	end of year
Financial assets held at fair value:
Trading securities	17,268	(2,304)	2,883	(5,084)	–	(1,570)	8,410	(3,994)	15,609
Positive market values from derivative financial instruments	48,792	(15,563)[7]	–	–	–	(6,397)	7,510	(9,131)	25,211
Other trading assets	13,560	1,832	1,919	(3,057)	246	(3,184)	2,309	(2,843)	10,782
Financial assets designated at fair value through profit or loss	5,805	1,507	222	(60)	952	(5,267)	695	(444)	3,410
Financial assets available for sale	1,450	(221)[2]	136	(143)	–	(97)	2,135	(93)	3,167
Other financial assets at fair value	788	70	9	–	–	–	–	(826)	41

Total financial assets held at fair value	87,663	(14,679) [3,4]	5,169	(8,344)	1,198	(16,515)	21,059	(17,331)	58,220

Financial liabilities held at fair value:
Trading securities	666	26	–	–	–	113	186	(560)	431
Negative market values from derivative financial instruments	28,738	(4,374)[7]	–	–	–	(5,546)	5,034	(8,261)	15,591
Other trading liabilities	174	68	–	–	–	205	–	(164)	283
Financial liabilities designated at fair value through profit or loss:	6,030	(1,753)	–	–	208	(269)	1,443	(3,038)	2,621
Other financial liabilities at fair value	(1,249)	649	–	–	–	93	(253)	3	(757)

Total financial liabilities held at fair value	34,359	(5,384) [3,4]	–	–	208	(5,404)	6,410	(12,020)	18,169

[1]
Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax.

[2]
Total gains and losses on available for sale include a gain of € 177 million recognized in other comprehensive income, net of tax, and a loss of € 398 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3]
This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 6.6 billion and for total financial liabilities held at fair value this is a negative € 2.3 billion. This predominately relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[4]	For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains.

[5]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.

[6]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments.

For derivatives all cash flows are presented in settlements.

[7]	The gains and losses on derivatives arise as a result of changes to input parameters, in particular tightening of credit spreads.
Sensitivity Analysis of Unobservable Parameters
Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2010, it could have increased fair value by as much as € 3.6 billion or decreased fair value by as much as € 3.9 billion. As of December 31, 2009, it could have increased fair value by as much as € 4.3 billion or decreased fair value by as much as € 3.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-100
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

	Dec 31, 2010		Dec 31, 2009
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	movement from using	movement from using	movement from using	movement from using
	reasonable possible	reasonable possible	reasonable possible	reasonable possible
in € m.	alternatives	alternatives	alternatives	alternatives
Derivatives:
Credit	2,065	2,724	2,585	2,689
Equity	185	103	213	106
Interest Related	143	157	103	117
Hybrid	321	121	342	168
Other	117	69	264	314
Securities:
Debt securities	303	282	311	277
Equity securities	91	60	36	28
Mortgage and asset backed	77	59	206	50
Loans:
Leveraged loans	3	3	5	5
Commercial loans	51	9	88	88
Traded loans	278	287	136	83

Total	3,634	3,874	4,289	3,925

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 14 – Financial Instruments carried at Fair Value	F-101
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
An analysis of the total gains and losses recorded in profit or loss.

Total gains or losses recorded in net gains (losses) on financial instruments at fair value through profit or loss
in € m.	Dec 31, 2010	Dec 31, 2009
Financial assets held at fair value:
Trading securities	943	(433)
Positive market values from derivative financial instruments	2,755	(10,325)
Other trading assets	150	(404)
Financial assets designated at fair value through profit or loss	(61)	554
Financial assets available for sale[1]	(30)	(200)
Other financial assets at fair value	(31)	(8)

Total financial assets held at fair value	3,726	(10,816)

Financial liabilities held at fair value:
Trading securities	(109)	(15)
Negative market values from derivative financial instruments	(75)	2,226
Other trading liabilities	(4)	(35)
Financial liabilities designated at fair value through profit or loss	(194)	1,121
Other financial liabilities at fair value	29	(197)

Total financial liabilities held at fair value	(353)	3,100

Total	3,373	(7,716)

[1]	This amount relates to impairment losses on level 3 financial assets available for sale.
Recognition of Trade Date Profit
In accordance with the Group’s accounting policy as described in Note 01 “Significant Accounting Policies”, if there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 15 – Fair Value of Financial Instruments not carried at Fair Value	F-102

in € m.	2010	2009
Balance, beginning of year	822	697

New trades during the period	268	467
Amortization	(243)	(182)
Matured trades	(135)	(138)
Subsequent move to observability	(117)	(41)
Exchange rate changes	27	19

Balance, end of year	622	822

15 –
Fair Value of Financial Instruments not carried at Fair Value
The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value”.
As described in Note 13 “Amendments to IAS 39 and IFRS 7, Reclassification of Financial Assets”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value”, to the reclassified assets.
Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.
The valuation techniques the Group applies are as follows:
Short-term financial instruments: The carrying value represents a reasonable estimate of fair value for the following financial instruments which are predominantly short-term.

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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 15 – Fair Value of Financial Instruments not carried at Fair Value	F-103
Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap (CDS) markets, where available and appropriate.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 15 – Fair Value of Financial Instruments not carried at Fair Value	F-104
The following table presents the estimated fair value of the Group’s financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2010		Dec 31, 2009
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	17,157	17,157	9,346	9,346
Interest-earning deposits with banks	92,377	92,378	47,233	47,236
Central bank funds sold and securities purchased under resale agreements	20,365	20,310	6,820	6,820
Securities borrowed	28,916	28,916	43,509	43,509
Loans	407,729	401,813	258,105	249,661

Other assets[1]	116,589	116,565	105,004	104,995

Financial liabilities:
Deposits	533,984	534,442	344,220	344,700
Central bank funds purchased and securities sold under repurchase agreements	27,922	27,954	45,495	45,511
Securities loaned	3,276	3,276	5,564	5,564
Other short-term borrowings	64,990	64,912	42,897	42,833
Other liabilities[1]	135,389	135,386	127,777	127,789
Long-term debt	169,660	168,211	131,782	132,577
Trust preferred securities	12,250	11,462	10,577	9,518

[1]	Only includes financial assets or financial liabilities.
Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies”.
The acquisition of Postbank contributed to the increase in the amount of financial assets and liabilities not carried at fair value since December 31, 2009. Postbank’s contribution was primarily related to its loans, deposits and long-term debt that were recognized at fair value on the Group’s balance sheet on acquisition date. As of December 31, 2010, the carrying value of these financial instruments was € 129.4 billion, € 131.6 billion and € 33.5 billion respectively. As there has been no material change in the fair value of Postbank’s loans since acquisition date, the Group estimated the fair value to be equal to the carrying value at December 31, 2010. As of December 31, 2010 the Group estimated that the fair value of deposits is equal to the carrying value and the fair value of long-term debt is € 48 million lower than the carrying value.
Loans: The difference between fair value and carrying value does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are partially offset by an increase in fair value due to interest rate movements on fixed rate instruments.
Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 16 – Financial Assets Available for Sale	F-105
16 –
Financial Assets Available for Sale
The following are the components of financial assets available for sale.

in € m.	Dec 31, 2010	Dec 31, 2009
Debt securities:
German government	4,053	2,585
U.S. Treasury and U.S. government agencies	1,633	901
U.S. local (municipal) governments	563	1
Other foreign governments	17,688	3,832
Corporates	19,901	4,280
Other asset-backed securities	1,780	999
Mortgage-backed securities, including obligations of U.S. federal agencies	154	815
Other debt securities	442	438

Total debt securities	46,214	13,851

Equity securities:
Equity shares	3,296	3,192
Investment certificates and mutual funds	132	76

Total equity securities	3,428	3,268

Other equity interests	2,251	699

Loans	2,373	1,001

Total financial assets available for sale	54,266	18,819

The acquisition of Postbank contributed to the increase of financial assets available for sale, especially in debt securities, by € 33 billion.
On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe to newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of up to RMB 5.7 billion (€ 649 million as of December 31, 2010). Deutsche Bank’s subscription is part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.4 billion as of December 31, 2010). Subject to regulatory approvals and upon final settlement of the transaction, this investment will increase Deutsche Bank’s existing equity stake in Hua Xia Bank, which is accounted for as financial asset available for sale, from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 17 – Equity Method Investments	F-106
17 –
Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.
As of December 31, 2010 the following investees were significant, representing 75 % of the carrying value of equity method investments.

Ownership
Investment[1]	percentage
Actavis Equity S.à r.l., Luxembourg[2]	0.00%
AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, Frankfurt	28.85%
BATS Global Markets, Inc., Wilmington[3]	8.46%
BrisConnections Investment Trust, Kedron	35.59%
Challenger Infrastructure Fund, Sydney	20.21%
Compañía Logística de Hidrocarburos CLH, S.A., Madrid[3]	5.00%
DMG & Partners Securities Pte Ltd, Singapore	49.00%
Gemeng International Energy Group Company Limited, Taiyuan[3]	9.00%
Harvest Fund Management Company Limited, Shanghai	30.00%
HHG Private Capital Portfolio No.1 L.P., London[3]	17.57%
Huamao Property Holdings Ltd., George Town[3]	0.00%
K & N Kenanga Holdings Bhd, Kuala Lumpur[3]	16.55%
Marblegate Special Opportunities Master Fund, L.P., George Town	44.62%
MFG Flughafen-Grundstücksverwaltungsgesellschaft mbH & Co. BETA KG, Gruenwald	29.58%
Nexus LLC, Wilmington[3]	12.22%
Rongde Asset Management Company Limited, Beijing	40.70%
Spark Infrastructure Group, Sydney[3]	2.28%

[1]	All significant equity method investments are investments in associates.

[2]	Equity method accounting based on subordinated financing arrangement, for further information please see below.

[3]	The Group has significant influence over the investee through board seats or other measures.
Actavis. On November 24, 2010, Deutsche Bank completed the restructuring of loans it held with the Icelandic generic pharmaceutical group Actavis Group hF. (“Actavis”).
The restructuring resulted in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis as well as a new Payment in Kind (“PIK”) financing arrangement. The terms of the subordinated financing arrangement resulted in Deutsche Bank having an equity method investment in Actavis Equity S.à r.l. (“Actavis Equity”), a 100 percent holding company of Actavis.
The terms of the subordinated financing arrangement give Deutsche Bank certain noncontrolling rights, consents and vetoes over certain financial and operating decisions of Actavis Equity. In addition, the terms of the subordinated financing arrangement subordinate repayments of amounts owing where the borrower is unable to pay its debts or on the sale of Actavis Equity or its subsidiaries. The effect of these rights and restrictions resulted in the treatment of the subordinated financing arrangement as equity for accounting purposes.
The terms of the PIK financing arrangement also provide for the subordination of amounts owed to Deutsche Bank (in the form of interest or repayment premium) under such arrangements where the borrower is unable to pay its debts or on the sale of Actavis Equity or its subsidiaries.
The carrying value of Actavis, which reflects the subordinated financing arrangement, is based on its financial position to September 30, 2010 adjusted to take into account transactions after that date.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 17 – Equity Method Investments	F-107
Postbank. As of December 31, 2009, Deutsche Postbank AG, was the Group’s only significant equity method investment, representing approximately 75 % of the carrying value of equity method investments individually. On December 3, 2010, Deutsche Bank gained a controlling majority in Postbank shares and commenced consolidation of the Postbank Group as of that date. As a consequence the Group ceased equity method accounting for its investment in Postbank. For information on the Postbank acquisition please refer to Note 04 “Acquisitions and Dispositions”.
Summarized aggregated financial information of significant equity method investees follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Total assets	17,317	15,945
Total liabilities	12,393	11,415
Revenues	3,145	3,385
Net income (loss)	428	378
The following are the components of the net income (loss) from all equity method investments.

in € m.	2010	2009
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	457	189
Net gains (losses) on disposal of equity method investments	14	21
Impairments	(2,475)	(151)

Total net income (loss) from equity method investments	(2,004)	59

In 2010 a charge of approximately € 2.3 billion attributable to the equity method investment in Deutsche Postbank AG prior to consolidation is included. For further detail please see Note 04 “Acquisitions and Dispositions”.
There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.
Equity method investments for which there were published price quotations had a carrying value of € 280 million and a fair value of € 561 million as of December 31, 2010, and a carrying value of € 6.1 billion and a fair value of € 3.8 billion as of December 31, 2009.
The investees have no significant contingent liabilities to which the Group is exposed.
Except as otherwise noted, in 2010 and 2009, none of the Group’s investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 18 – Loans	F-108
18 –
Loans
The following are the principal components of loans by industry classification.

in € m.	Dec 31, 2010	Dec 31, 2009
Banks and insurance	38,798	22,002
Manufacturing	20,748	17,314
Households (excluding mortgages)	35,115	27,002
Households – mortgages	132,235	58,673
Public sector	24,113	9,572
Wholesale and retail trade	13,637	10,938
Commercial real estate activities	44,120	28,959
Lease financing	2,321	2,078
Fund management activities	27,964	26,462
Other	72,841	59,698

Gross loans	411,892	262,698

(Deferred expense)/unearned income	867	1,250

Loans less (deferred expense)/unearned income	411,025	261,448

Less: Allowance for loan losses	3,296	3,343

Total loans	407,729	258,105

Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Dec 31, 2010	Dec 31, 2009
Irrevocable lending commitments	123,881	104,125
Contingent liabilities	68,055	52,183

Total	191,936	156,308

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 19 – Allowance for Credit Losses	F-109
In some countries dedicated funding programs with governmental support are offered for ECA-covered financings. On a selective basis, the Group makes use of such programs. In certain financings, the Group also receives government guarantees from national and international governmental institutions as collateral to support financings in the interest of the respective governments. The majority of such ECA guarantees received by the Group were issued either by the Euler-Hermes Kreditversicherungs AG acting on behalf of the Federal Republic of Germany or by the Commodity Credit Corporation acting on behalf of the United States.
19 –
Allowance for Credit Losses
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

	2010			2009			2008
	Individually	Collectively		Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	2,029	1,314	3,343	977	961	1,938	930	775	1,705

Provision for loan losses	562	751	1,313	1,789	808	2,597	382	702	1,084
Net charge-offs:	(896)	(404)	(1,300)	(637)	(419)	(1,056)	(301)	(477)	(778)
Charge-offs	(934)	(509)	(1,443)	(670)	(552)	(1,222)	(364)	(626)	(990)
Recoveries	38	104	143	33	133	166	63	149	212

Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–

Exchange rate changes/other	(52)	(8)	(60)	(101)	(36)	(137)	(34)	(39)	(74)

Allowance, end of year	1,643	1,653	3,296	2,029	1,314	3,343	977	961	1,938

The following table presents the activity in the Group’s allowance for off-balance sheet positions, which consists of contingent liabilities and lending-related commitments.

	2010			2009			2008
	Individually	Collectively		Individually	Collectively		Individually	Collectively
in € m.	assessed	assessed	Total	assessed	assessed	Total	assessed	assessed	Total
Allowance, beginning of year	83	124	207	98	112	210	101	118	219

Provision for off-balance sheet positions	(18)	(21)	(39)	21	12	33	(2)	(6)	(8)
Usage	–	–	–	(45)	–	(45)	–	–	–
Changes in the group of consolidated companies	42	–	42	–	–	–	–	–	–
Exchange rate changes/other	1	7	8	10	–	10	(1)	–	(1)

Allowance, end of year	108	110	218	83	124	207	98	112	210

In 2010 we recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank Group and € 8 million for Sal. Oppenheim/BHF-BANK.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 20 – Derecognition of Financial Assets	F-110
20 –
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

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements[1]	54,022	56,831
Securities lending agreements[1]	39,454	26,858
Total return swaps	8,854	10,028
Total trading securities	102,330	93,717
Other trading assets	2,455	2,915
Financial assets available for sale	4,391	492
Loans	3,700	2,049

Total	112,876	99,173

Carrying amount of associated liability	99,957	90,543

[1]	Prior year amounts have been adjusted.
Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.
The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Carrying amount of the original assets transferred:
Trading securities	2,197	4,688
Other trading assets	6,011	5,007
Carrying amount of the assets continued to be recognized:
Trading securities	2,186	2,899
Other trading assets	1,713	1,429

Carrying amount of associated liability	3,910	4,253

[1]	Prior year amounts have been adjusted.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 21 – Assets Pledged and Received as Collateral	F-111
21 –
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

in € m.	Dec 31, 2010	Dec 31, 2009[1]
Interest-earning deposits with banks	930	59
Financial assets at fair value through profit or loss	101,109	97,088
Financial assets available for sale[2]	3,362	558
Loans	15,867	19,537
Other[3]	181	56

Total	121,449	117,298

[1]	Prior year amounts have been adjusted.

[2]	Increase in financial assets available for sale predominantly due to consolidation of Postbank.

[3]	Includes Property and equipment pledged as collateral.
Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2010, and December 31, 2009, these amounts were € 95 billion and € 80 billion, respectively.
As of December 31, 2010, and December 31, 2009, the Group had received collateral with a fair value of € 269 billion and € 225 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2010, and 2009, the Group had resold or repledged € 249 billion and € 200 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 22 – Property and Equipment	F-112
22 –
Property and Equipment

	Owner
	occupied	Furniture and	Leasehold	Construction-in-
in € m.	properties	equipment	improvements	progress	Total
Cost of acquisition:
Balance as of January 1, 2009	1,467	2,500	1,513	1,317	6,797

Changes in the group of consolidated companies	5	(2)	(2)	–	1
Additions	4	242	70	276	592
Transfers	2	23	20	(1,121)	(1,076)
Reclassifications (to)/from ‘held for sale’	(2)	–	–	–	(2)
Disposals	11	75	34	–	120
Exchange rate changes	4	53	25	(6)	76

Balance as of December 31, 2009	1,469	2,741	1,592	466	6,268

Changes in the group of consolidated companies	1,045	200	(8)	4	1,241
Additions	115	417	156	185	873
Transfers	2,208	398	60	(361)	2,305
Reclassifications (to)/from ‘held for sale’	(161)	(21)	(4)	–	(186)
Disposals	33	247	55	–	335
Exchange rate changes	3	133	72	4	212

Balance as of December 31, 2010	4,646	3,621	1,813	298	10,378

Accumulated depreciation and impairment:
Balance as of January 1, 2009	556	1,705	824	–	3,085

Changes in the group of consolidated companies	(1)	(3)	(2)	–	(6)
Depreciation	35	232	150	–	417
Impairment losses	5	–	11	5	21
Reversals of impairment losses	–	–	–	–	–
Transfers	(1)	10	3	–	12
Reclassifications (to)/from ‘held for sale’	–	–	–	–	–
Disposals	5	55	25	–	85
Exchange rate changes	–	37	10	–	47

Balance as of December 31, 2009	589	1,926	971	5	3,491

Changes in the group of consolidated companies	–	(1)	(13)	–	(14)
Depreciation	47	293	154	–	494
Impairment losses	6	22	–	–	28
Reversals of impairment losses	–	–	–	–	–
Transfers	704	(13)	(4)	(5)	682
Reclassifications (to)/from ‘held for sale’	(2)	–	–	–	(2)
Disposals	16	187	39	–	242
Exchange rate changes	2	92	45	–	139

Balance as of December 31, 2010	1,330	2,132	1,114	–	4,576

Carrying amount:
Balance as of December 31, 2009	880	815	621	461	2,777

Balance as of December 31, 2010	3,316	1,489	699	298	5,802

In 2009, following a change in the relevant accounting standards, the Group changed the accounting treatment of an asset previously accounted for as construction-in-progress in Property and Equipment and reclassified it to investment property under Other Assets, in the 2009 financial statements. This asset was again reclassified to Property and Equipment in the 2010 financial statements, triggered by a change of its economic characteristics.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 23 – Leases	F-113
Impairment losses on property and equipment are recorded within General and administrative expenses in the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was € 192 million as of December 31, 2010.
Commitments for the acquisition of property and equipment were € 18 million at year-end 2010.
23 –
Leases
The Group is lessee under lease arrangements covering property and equipment.
Finance Lease Commitments
Most of the Group’s finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.
The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2010	Dec 31, 2009
Land and buildings	87	91
Furniture and equipment	2	2
Other	3	–

Net carrying value	92	93

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 5 million as of December 31, 2010, and € 67 million as of December 31, 2009.
The future minimum lease payments required under the Group’s finance leases were as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Future minimum lease payments:
not later than one year	17	25
later than one year and not later than five years	65	106
later than five years	73	144

Total future minimum lease payments	155	275

less: Future interest charges	111	108

Present value of finance lease commitments	44	167

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 23 – Leases	F-114
Future minimum sublease payments of € 105 million are expected to be received under non-cancelable subleases as of December 31, 2010. As of December 31, 2009, future minimum sublease payments of € 111 million were expected. As of December 31, 2010, the amount of contingent rent recognized in the income statement was €1 million. As of December 31, 2009, contingent rent was € (0.7) million. The contingent rent is based on market interest rates, such as 3-months EURIBOR; below a certain rate the Group receives a rebate.
Operating Lease Commitments
The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.
The future minimum lease payments required under the Group’s operating leases were as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Future minimum rental payments:
not later than one year	831	728
later than one year and not later than five years	2,316	2,046
later than five years	2,074	2,352

Total future minimum rental payments	5,221	5,126

less: Future minimum rentals to be received	248	255

Net future minimum rental payments[1]	4,973	4,871

[1]	The total of 2010 payments included an amount relating to Postbank of € 425 million.
In 2010, the rental payments for lease and sublease agreements amounted to € 890 million. This included charges of € 927 million for minimum lease payments and € 2 million for contingent rents as well as € 39 million related to sublease rentals received.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-115
24 –
Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2010, and 2009, are shown below by business segment.

	Corporate	Global	Asset and	Private &
	Banking &	Transaction	Wealth	Business	Corporate
in € m.	Securities	Banking	Management	Clients	Investments	Total
Balance as of January 1, 2009	3,128	456	2,975	974	–	7,533

Purchase accounting adjustments	–	–	–	–	–	–
Goodwill acquired during the year	2	1	–	–	–	3
Transfers	–	–	(306)	–	306	–
Reclassification from (to) ‘held for sale’	(14)	–	–	–	–	(14)
Goodwill related to dispositions without being classified as ‘held for sale’	–	–	–	–	–	–
Impairment losses[1]	–	–	–	–	(151)	(151)
Exchange rate changes/other	(11)	(4)	46	–	18	49

Balance as of December 31, 2009	3,105	453	2,715	974	173	7,420

Gross amount of goodwill	3,109	453	2,715	974	849	8,100

Accumulated impairment losses	(4)	–	–	–	(676)	(680)

Balance as of January 1, 2010	3,105	453	2,715	974	173	7,420

Purchase accounting adjustments	–	5	(4)	–	–	1
Goodwill acquired during the year	2	–	844	2,049	–	2,895
Transfers	–	3	(3)	–	–	–
Reclassification from (to) ‘held for sale’	–	–	(20)	–	–	(20)
Goodwill related to dispositions without being classified as ‘held for sale’	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–
Exchange rate changes/other	225	26	192	2	21	466

Balance as of December 31, 2010	3,332	487	3,724	3,025	194	10,762

Gross amount of goodwill	3,337	487	3,724	3,025	903	11,476

Accumulated impairment losses	(5)	–	–	–	(709)	(714)

[1]	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.
In 2010, additions to goodwill totaled approximately € 2.9 billion. This included an amount of € 2,049 million related to the acquisition of a controlling interest in Deutsche Postbank AG (“Postbank”) in December 2010, which had been allocated to Private & Business Clients (PBC). The acquisition of the Sal. Oppenheim Group (including its subsidiary BHF-BANK AG (“BHF-BANK”), excluding BHF Asset Servicing GmbH) in the first quarter 2010 resulted in the recognition of goodwill of € 844 million which was assigned to Asset and Wealth Management (AWM). Following the contemplated sale of BHF-BANK and its classification as a disposal group held for sale, goodwill of € 13 million associated with the acquisition of that unit was reclassified to the disposal group in the fourth quarter 2010. Furthermore, the acquisition of a U.S. based investment advisor contributed € 2 million of goodwill to Corporate Banking & Securities (CB&S). Due to the designated sale of a subsidiary in the AWM Corporate Division, an amount of € 7 million had been assigned to the respective disposal group held for sale.
No impairment of goodwill was recorded in 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-116
In 2009, additions to goodwill totaled € 3 million and included € 2 million in CB&S resulting from the acquisition of outstanding noncontrolling interests in an Algerian financial advisory company and € 1 million in Global Transaction Banking (GTB) related to the acquisition of Dresdner Bank’s Global Agency Securities Lending business. Effective January 1, 2009 and following a change in management responsibility, goodwill of € 306 million related to Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, was transferred from AWM to Corporate Investments (CI). Due to their reclassification to the held for sale category in the third quarter 2009, goodwill of € 14 million (CB&S) related to a nonintegrated investment in a renewable energy development project was transferred as part of a disposal group to other assets (see Note 25 “Assets Held For Sale”).
A goodwill impairment loss of € 151 million was recorded in the second quarter of 2009 in CI related to its nonintegrated investment in Maher Terminals, following the continued negative outlook for container and business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.
In 2008, a total goodwill impairment loss of € 275 million was recorded. Of this total, €270 million related to an investment in AWM and € 5 million related to a listed investment in CB&S. Both impairment losses related to investments which were not integrated into the primary cash-generating units within AWM and CB&S. The impairment review of the investment Maher Terminals in AWM was triggered by a significant decline in business volume as a result of the economic climate at that time. The fair value less costs to sell of the investment was determined based on a discounted cash flow model. The impairment review of the investment in CB&S was triggered by write-downs of certain other assets and the negative business outlook of the investment. The fair value less costs to sell of the listed investment was determined based on its market price.
Goodwill Impairment Test
For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations.
Following a transfer in responsibility for leadership of the Corporate & Investment Bank (CIB) announced in mid-2010, the reorganization to create an integrated CIB structure has significantly progressed. This integration is expected to deliver synergies including more coordinated corporate client coverage, maximizing cross selling opportunities and bringing together best practices from across the franchise. As a consequence, the two former cash-generating units Global Markets and Corporate Finance have been merged into one single CGU Corporate Banking & Securities effective October 1, 2010. The Group verified that the change in the cash-generating unit structure within the CB&S segment did not trigger, defer or avoid an impairment of goodwill.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-117
On this basis, the Group’s primary cash-generating units are Corporate Banking & Securities, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments.
The carrying amounts of goodwill as well as their relative share by cash-generating unit for the years ended December 31, 2010, and 2009, are as follows.

	Corporate	Global		Private	Private &
	Banking &	Transaction	Asset	Wealth	Business	Corporate		Total
	Securities	Banking	Management	Management	Clients	Investments	Others	Goodwill
As of December 31, 2009
in € m.	3,105	453	1,788	927	974	–	174	7,420
in %	42%	6%	24%	12%	13%	N/M	2%	100%
As of December 31, 2010
in € m.	3,332	487	1,988	1,736	3,025	–	194	10,762
in %	31%	5%	18%	16%	28%	N/M	2%	100%

N/M – not meaningful
In addition to the primary CGUs, the segments CB&S and CI carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary cash-generating units. Such goodwill is tested individually for impairment on the level of each of the nonintegrated investments and summarized as Others in the table above. The nonintegrated investment in CI constitutes Maher Terminals, which was transferred from AWM to CI effective January 1, 2009.
Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2010, 2009 and 2008 did not result in an impairment loss of goodwill of the Group’s primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-118
The DCF model uses earnings projections and respective capitalization assumptions based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period and are discounted to their present value. Estimating future earnings and capital requirements involves judgment, considering past and actual performance as well as expected developments in the respective markets, in the overall macroeconomic and regulatory environment. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate of 3.7%, which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.
Key Assumptions and Sensitivities
Key Assumptions: The value in use of a cash-generating unit is sensitive to the earnings projections, to the discount rate applied and, to a much lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model which is comprised of a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are determined using external sources of information. Business-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the calculation of the discount rates.
The following table summarizes descriptions of key assumptions underlying the projected future earnings, management’s approach to determining the values assigned to key assumptions as well as the uncertainty associated with the key assumption and potential events and circumstances that could have a negative effect for the Group’s primary cash-generating units.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-119

Uncertainty associated with key assumption and
Primary cash-		Management’s approach to determining the	potential events/circumstances that could have a
generating unit	Description of key assumptions	values assigned to key assumptions	negative effect
Corporate Banking & Securities
•    Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program
•    Successful integration of the investment bank
•    Robust, possibly increasing trading volumes and margins
•    Focus on flow products and benefiting from leading client market shares
•    Increased focus on EM Debt, commodities and electronic trading
•    Corporate Finance fee pools continue to recover

•    The key assumptions have been based on a combination of internal and external studies (consulting firms, research)
•    Management estimates concerning CIB integration and cost reduction program are also based on progress made to date across various initiatives

•    Uncertainty around regulation and its potential implications not yet anticipated
•    Unforeseen macroeconomic environment leading to slowdown in activity
•    Attrition and loss of key talent in certain sectors and resurgence of competition
•    Cost savings are not achieved to the extent planned

Global Transaction Banking
•    Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program
•    Capitalize on synergies resulting from CIB integration
•    Stable macroeconomic environment
•    Interest rate levels
•    Recovery in international trade volumes, cross-border payments and corporate actions
•    Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Asia
•    Successful integration of parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands

•    The key assumptions have been based on a combination of internal and external sources
•    Macroeconomic trends are supported by studies while internal growth plans and impact from efficiency initiatives have been based on management/high level business case assumptions

•    Unexpected weak recovery of the world economy and its impact on trade volumes, interest rate and foreign exchange rates
•    Delay in implementation of efficiency measures
•    Uncertainty around regulation and its potential implications not yet anticipated

Asset Management
•    Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program as well as re-engineered AM platform
•    Market appetite to regain prior year losses stimulating alternative assets investments
•    Growing allocations into alternative assets
•    Continuing recovery in equity and real estate markets
•    Ongoing growing wealth in emerging economies and Sovereign Wealth Funds
•    Ongoing shift from state pension to private retirement funding and benefiting from product innovation
•    Outsourcing of investment management mandates by insurance companies
•    Increased interest and appetite for Climate Change investments

•    Equity Markets growth assumptions are based on internal studies from DB Research
•    Other business growth and efficiency assumptions are based on business management input validated by internal independent function
•    Platform cost reductions are derived from analysis of competitors and trend analyses within PCAM
• Reoccurrence of market volatility • Investors continue to retreat to cash or simpler, lower fee products • Cost savings are not achieved to the extent planned

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-120

Uncertainty associated with key assumption and
Primary cash-		Management’s approach to determining the	potential events/circumstances that could have a
generating unit	Description of key assumptions	values assigned to key assumptions	negative effect
Private Wealth Management
•    Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program
•    Market appetite to regain prior year losses stimulating alternative assets investments
•    Continuing recovery in equity and real estate markets
•    Growing wealth pools in mature and emerging markets
•    Market share increases in fragmented competitive environment
•    Asset gathering and allocation shifts
•    Benefiting from home market leadership
•    Positive results from Sal. Oppenheim integration
•    Organic growth in Asia/Pacific with hiring and intensified cooperation with CIB
•    Complexity reductions and efficiency improvements by enforcing a global PWM platform

•    Complexity Reduction expectations based on internal input
•    Macroeconomic data and market data (e.g. asset classes recovery) based on DB Research input
•    Growth potential across markets based on external sources (strategy consultancies) and historical performance
•    Sal. Oppenheim targets based on separate integration analyses and strategy
• Unfavorable fiscal policy for off-shore banking • Uncertainties in Euro and USD zone and overall unstable foreign exchange environment • Volatility in emerging markets

Private & Business Clients
•    Cost savings in light of Group-wide infrastructure efficiency increase and Complexity Reduction Program
•    Leading position in home market, Germany, strong position in other European markets and growth options in key Asian countries
•    Achievement of synergies between Deutsche Bank and Postbank on revenue and cost side
•    Market share gains in Germany via customer and volume gains using the strong advisory proposition
•    Benefiting from branch network expansion in India and stake increase in Hua Xia Bank in China

•    All assumptions regarding PBC’s future development are backed with respective projects and initiatives
•    All initiatives were based on a business case developed by management validated by internal and external data

•    Sharp drop in economic growth
•    Continued low interest rates
•    Risk that synergies related to Postbank acquisition do not realize or realize later than foreseen
•    Costs to achieve the synergies are higher than foreseen

Pre-tax discount rates applied to determine the value in use of the primary cash-generating units in 2010 and 2009 are as follows.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-121
Primary cash generating units

Discount rate (pre-tax)
	2010	2009
Corporate & Investment Bank
Corporate Banking & Securities	13.9%	N/A	[1]
Global Transaction Banking	11.7%	12.5%
Private Clients and Asset Management
Asset Management	12.5%	13.5%
Private Wealth Management	12.2%	13.2%
Private & Business Clients	13.1%	13.1%

N/A – Not applicable

[1]	Respective pre-tax discount rates in 2009 were 14.7 % for Global Markets and 14.5 % for Corporate Finance.
Sensitivities: In validating the value in use determined for the cash-generating units, the major value drivers of each cash-generating unit are reviewed annually. In addition, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized to test the resilience of value in use. The recoverable amounts of all primary cash-generating units were substantially in excess of their respective carrying amounts. On this basis, management believes that reasonably possible changes in key assumptions used to determine the recoverable amount of the Group’s primary cash-generating units would not result in an impairment.
However, certain global risks for the banking industry such as an unexpected weak recovery of the world economy, a potential sovereign default and overly costly and internationally fragmented new regulation may negatively impact the performance forecasts of certain of the Group’s cash-generating units and, thus, could result in an impairment of goodwill in the future.
Other Intangible Assets
Other intangible assets are separated into purchased and internally-generated intangible assets. While purchased intangible assets are further split into unamortized and amortized other intangible assets, internally- generated intangible assets consist only of internally-generated software.
The changes of other intangible assets by asset class for the years ended December 31, 2010, and 2009, are as follows.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-122

	Purchased intangible assets								Internally
									generated
									intangible
	Unamortized			Amortized					assets
			Total					Total
	Retail		unamortized	Customer-		Contract-		amortized
	investment		purchased	related	Value of	based	Software	purchased		Total other
	management		intangible	intangible	business	intangible	and	intangible		intangible
in € m.	agreements	Other	assets	assets	acquired	assets	other	assets	Software	assets
Cost of acquisition/manufacture:
Balance as of January 1, 2009	817	17	834	563	654	708	495	2,420	411	3,665

Additions	–	–	–	37	12	15	35	99	128	227
Changes in the group of consolidated companies	–	–	–	–	–	–	(1)	(1)	–	(1)
Disposals	–	–	–	–	–	28	3	31	14	45
Reclassifications from (to) ‘held for sale’	–	(11)	(11)	–	–	–	–	–	–	(11)
Transfers	–	–	–	–	14	–	21	35	(22)	13
Exchange rate changes	(9)	3	(6)	9	63	(5)	4	71	4	69

Balance as of December 31, 2009	808	9	817	609	743	690	551	2,593	507	3,917

Additions	–	2	2	29	11	13	68	121	316	439
Changes in the group of consolidated companies	–	413	413	1,055	–	14	251	1,320	163	1,896
Disposals	–	10	10	–	–	6	16	22	52	84
Reclassifications from (to) ‘held for sale’	–	3	3	(27)	–	–	(30)	(57)	(7)	(61)
Transfers	–	–	–	(10)	–	–	3	(7)	(2)	(9)
Exchange rate changes	62	1	63	33	26	52	30	141	30	234

Balance as of December 31, 2010	870	418	1,288	1,689	780	763	857	4,089	955	6,332

Accumulated amortization and impairment:
Balance as of January 1, 2009	380	–	380	221	40	100	251	612	329	1,321

Amortization for the year	–	–	–	61	29	40	31	161	13	174 [1]
Changes in the group of consolidated companies	–	–	–	–	–	–	(1)	(1)	–	(1)
Disposals	–	–	–	–	–	27	2	29	14	43
Reclassifications from (to) ‘held for sale’	–	(2)	(2)	–	–	–	–	–	–	(2)
Impairment losses	–	1	1	–	–	4	–	4	–	5 [2]
Reversals of impairment losses	287	–	287	4	–	–	–	4	–	291 [3]
Transfers	–	–	–	–	–	–	(1)	(1)	–	(1)
Exchange rate changes	(4)	1	(3)	1	4	(3)	4	6	3	6

Balance as of December 31, 2009	89	–	89	279	73	114	282	748	331	1,168

Amortization for the year	–	–	–	80	28	41	77	226	36	262 [4]
Changes in the group of consolidated companies	–	–	–	–	–	–	36	36	–	36
Disposals	–	–	–	(1)	–	5	13	17	49	66
Reclassifications from (to) ‘held for sale’	–	–	–	(2)	–	–	(2)	(4)	(1)	(5)
Impairment losses	–	–	–	29	–	–	12	41	–	41 [5]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	–	3	2	2	4
Exchange rate changes	7	1	8	15	3	7	11	36	15	59

Balance as of December 31, 2010	96	1	97	401	104	157	406	1,068	334	1,499

Carrying amount:
As of December 31, 2009	719	9	728	330	670	576	269	1,845	176	2,749

As of December 31, 2010	774	417	1,191	1,288	676	606	451	3,021	621	4,833

[1]
Of which €162 million were included in general and administrative expenses and €12 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

[2]	Of which €5 million were recorded as impairment of intangible assets.

[3]	€291 million were recorded as reversal of a prior year’s impairment and are included under impairment of intangible assets.

[4]
Of which €249 million were included in general and administrative expenses and €13 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

[5]	Of which €29 million were recorded as impairment of intangible assets.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-123
Amortized Intangible Assets
Following the acquisitions of Postbank, Sal. Oppenheim (including BHF-BANK, but excluding BAS) and the Dutch commercial banking activities from ABN AMRO during 2010, the purchase price allocations for these transactions resulted in the identification and initial recognition of amortized intangible assets of approximately €1.3 billion capitalized in the Group’s consolidated balance sheet. The amount included mainly customer-related intangible assets of approximately €1.1 billion (Postbank €836 million, ABN AMRO €168 million, Sal. Oppenheim €66 million) and purchased software of €214 million (Postbank €142 million, Sal. Oppenheim €72 million). Also, these acquisitions involved the capitalization of €163 million of self-developed software to the Group’s consolidated balance sheet, of which €156 million were attributable to Postbank.
Furthermore, in 2010 the Group recorded additions to amortized intangible assets of €121 million, mainly representing capitalized expenses for purchased software of €68 million, customer-related intangible assets of €29 million and the capitalization of €11 million of deferred policy acquisition costs (DAC) related to incremental costs of acquiring investment management contracts. Such acquisition costs are commissions payable to intermediaries and business counterparties of the Group’s insurance business (see Note 39 “Insurance and Investment Contracts”). Due to the Group classifying its subsidiary BHF-BANK as a disposal group held for sale, the related carrying amounts for amortizing intangible assets of €55 million were reclassified to other assets.
In 2010, impairments recorded on other intangible assets of €41 million included a charge of €29 million relating to the client portfolio of an acquired domestic custody services business recorded in GTB and a loss of €12 million recorded in the retirement of purchased software included in AWM.
In 2009, additions and transfers to amortized intangible assets amounted to €134 million and included purchased software of €35 million, the capitalization of DACs of €26 million related to incremental costs of acquiring investment management contracts, which are commissions payable to intermediaries and business counterparties of the Group’s insurance business, and the recognition of customer relationships resulting from the acquisition of Dresdner Bank’s Global Agency Securities Lending business of €21 million (see Note 04 “Acquisitions and Dispositions”).
In 2009, impairment of intangible assets in the income statement included an impairment loss of €4 million relating to contract-based intangible assets as well as a reversal of an impairment loss of €4 million relating to customer-related intangible assets, which had been taken in the fourth quarter of 2008. The impairment loss was included in CB&S, the impairment reversal was recorded in AWM.
In 2008, impairment losses relating to customer-related intangible assets and contract-based intangible assets (mortgage servicing rights) amounting to €6 million and €1 million were recognized as impairment of intangible assets and in commissions and fee income, respectively, in the income statement. The impairment of customer-related intangible assets was recorded in AWM and the impairment of contract-based intangible assets was recorded in CB&S.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-124
Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 01 “Significant Accounting Policies” and Note 39 “Insurance and Investment Contracts”, and for mortgage servicing rights).
Mortgage servicing rights are amortized in proportion to and over the estimated period of net servicing revenues. The useful lives of other amortized intangible assets by asset class are as follows.

Useful lives in
years
Internally generated intangible assets:
Software	up to 10

Purchased intangible assets:
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 40
Value of business acquired	up to 30
Other	up to 20
Unamortized Intangible Assets
Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets which are deemed to have an indefinite useful life. In particular, the asset class comprises investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach of valuation, using a post-tax discounted cash flow methodology.
Retail investment management agreements: This asset, amounting to €774 million, relates to the Group’s U.S. retail mutual fund business and is allocated to the Asset Management cash-generating unit. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible asset was valued at fair value based upon a third party valuation at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.
In 2010, there was no impairment as the recoverable amount of the retail investment management agreements, calculated as fair value less costs to sell, exceeded its carrying amount. The fair value was determined using the multi-period excess earnings method.
In 2009, a reversal of an impairment loss of €287 million was recognized and recorded as impairment of intangible assets in the income statement. A related impairment loss had been taken in the fourth quarter of 2008. The impairment reversal was related to retail investment management agreements for certain open end funds and was recorded in AWM. The impairment reversal was due to an increase in fair value as a result of increases in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements. The recoverable amount of the asset was calculated as fair value less costs to sell, using the multi-period excess earnings method.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 24 – Goodwill and Other Intangible Assets	F-125
In 2008, an impairment loss of € 304 million was recognized in the income statement as impairment of intangible assets. The loss related to retail investment management agreements and was recorded in AWM. The impairment loss was due to a decrease in fair values as a result of declines in market values of invested assets as well as current and projected operating results and cash flows of investment management agreements. The impairment related to certain open end and closed end funds. The recoverable amounts of the assets were calculated as fair value less costs to sell, using the multi-period excess earnings method.
Postbank trademark: As a result of the preliminary purchase price allocation, the Group identified and recognized in December 2010 the Postbank trademark amounting to € 382 million (see Note 04 “Acquisitions and Dispositions”). The asset is allocated to the Private & Business Clients cash-generating unit. Since the trademark is expected to generate cash flows for an indefinite period of time, it is classified as unamortized intangible asset. The trademark intangible was valued at fair value based on a preliminary third party valuation as of the acquisition date which is subject to finalization within the respective measurement period.
In 2010, there was no indication that the fair value of the Postbank trademark differed from the initial fair value determination. Since the Postbank consolidation occurred in December 2010, the determination of the fair value for this trademark coincided with the regular impairment testing. The fair value of the trademark was determined based on the income approach, using the relief-from-royalty approach. As the purchase price allocation is subject to finalization within the regular measurement period, the fair value of the Postbank trademark may change during the 12-months-period following the acquisition date.
Sal. Oppenheim trademark: The purchase price allocation performed in relation to the acquisition of the Sal. Oppenheim Group in 2010 resulted in the identification and recognition of the Sal. Oppenheim trademark amounting to € 27 million. The asset is allocated to the Private Wealth Management cash-generating unit. The useful life for the trademark is assumed to be indefinite and, hence, not subject to amortization. The intangible asset was valued at fair value based upon a third party valuation performed as of the acquisition date.
In 2010, there was no indication that the fair value of the trademark differed from the fair value determination in the purchase price allocation. The valuation of the trademark intangible asset was performed in context of the respective purchase price allocation for the Sal. Oppenheim acquisition. The fair value of the Sal. Oppenheim trademark was determined using the relief-from-royalty approach.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 25 – Assets Held for Sale	F-126
25 –
Assets Held for Sale
Assets Held for Sale as of December 31, 2010
As of the balance sheet date, total assets held for sale amounted to € 13,468 million. They were reported in other assets. The Group valued the non-current assets and disposal groups classified as held for sale at the lower of their carrying amount and fair value less costs to sell. Financial instruments were measured following the general provisions of IAS 39.
BHF-BANK
On December 23, 2010, Deutsche Bank announced that it had agreed with Liechtenstein’s LGT Group on important aspects of the sale of BHF-BANK AG (“BHF-BANK”) and to conduct exclusive negotiations with LGT Group concerning the contemplated sale of BHF-BANK. The negotiations to finalize the contractual details are expected to be completed during the first quarter of 2011 and the Group expects BHF-BANK to be sold within one year. Accordingly and as of December 31, 2010, the Group classified BHF-BANK as a disposal group held for sale. BHF-BANK was previously acquired as a part of the acquisition of the Sal. Oppenheim Group and is allocated to the Corporate Division Asset and Wealth Management (AWM). The reclassification to the held-for-sale category triggered an impairment loss of € 62 million before tax which was recorded in other income of the Group’s income statement of the fourth quarter 2010. Regarding this impairment there has been a release of € 16 million of deferred taxes.
The following are the principal components of BHF-BANK’s assets and liabilities which the Group classified as held for sale as of December 31, 2010.

in € m.	Dec 31, 2010
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	1,109
Trading assets, Derivatives, Financial assets designated at fair value through P&L	3,653
Financial assets available for sale	4,253
Loans	1,763
Other assets	1,501

Total assets classified as held for sale	12,280

Deposits, Central bank funds purchased and securities sold under repurchase agreements	7,534
Trading liabilities (excl. derivatives), Derivatives, Financial liabilities designated at fair value through P&L	2,650
Other liabilities	608
Long-term debt	981

Total liabilities classified as held for sale	11,773

Relating to BHF-BANK’s available-for-sale portfolio, unrealized net losses of € 27 million were recognized directly in accumulated other comprehensive income (net of applicable tax). These unrealized net losses will remain in equity until such time as the investment in BHF-BANK is sold, at which time the losses shall be reclassified from equity to profit or loss.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 25 – Assets Held for Sale	F-127
Other non-current assets and disposal groups classified as held for sale
With the closing of a majority shareholding in Postbank on December 3, 2010, the Group also obtained control over Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. (“DPHFL”) which is allocated to the Corporate Division Private & Business Clients (PBC). As announced by Postbank already on December 1, 2010, Postbank had resolved to finalize an agreement with a buyer consortium led by Dewan Housing Finance Ltd. to sell DPHFL. The transaction is expected to close in the first quarter 2011 and is subject to approval by the National Housing Bank, the Indian supervisory authority.
As part of the acquisition of the Sal. Oppenheim Group, the Group acquired several investments that are allocated to the Corporate Division Asset and Wealth Management (AWM) and expected to be sold within one year. Accordingly, the Group classified several private equity investments that were previously acquired as part of the acquisition of the Sal. Oppenheim Group and are allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale as of December 31, 2010.
As of December 31, 2010, the Group also classified a subsidiary that is allocated to the Corporate Division Asset and Wealth Management (AWM) as held for sale. The transaction has been approved by local authorities and is expected to be completed during the first quarter of 2011. The reclassification to held for sale resulted in the reclassification of the related goodwill of € 7 million as of December 31, 2010 to assets held for sale.
As of December 31, 2010, the Group also classified an investment in an associate allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The initial reclassification of the investment on September 30, 2010 resulted in an impairment loss of € 72 million recorded in the third quarter 2010 which was included in net income (loss) from equity method investments. During the fourth quarter 2010, the other noncontrolling shareholders agreed the sale of their stakes and, under the terms of the shareholder’s agreement, the Group could be forced to sell its stake at the same price. Accordingly, the investment was written down to fair value less costs to sell which resulted in an additional charge of € 40 million recognized in the fourth quarter 2010 included in other income. The sale of the company including DB’s stake closed on January 11, 2011.
As of December 31, 2010, the Group also classified a subsidiary as a disposal group held for sale and reported the related balance sheet items within other assets and other liabilities. The disposal group is allocated to the Corporate Division Corporate Banking & Securities (CB&S) and mainly included a German real estate investment property asset. The entity is expected to be sold within one year.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 25 – Assets Held for Sale	F-128
The following table summarizes the principal components of other non-current assets and disposal groups which the Group classified as held for sale for the years ended December 31, 2010, and 2009, respectively.

in € m.	Dec 31, 2010	Dec 31, 2009
Cash, due from banks and Interest-earning deposits with banks	15	16
Financial assets available for sale	235	–
Investments in associates	–	18
Loans	867	–
Property and equipment	45	21
Other assets	25	51

Total assets classified as held for sale	1,188	106

Long-term debt	815	21
Other liabilities	10	2

Total liabilities classified as held for sale	825	23

Unrealized net gains of € 16 million relating to the other assets and liabilities which the Group classified as held for sale were recognized directly in accumulated other comprehensive income. These unrealized net gains will remain in equity until such time as the investments are sold, at which time the net gains shall be reclassified from equity to profit or loss.
Disposals during 2010
In August 2010, the Group sold its subsidiary BHF Asset Servicing GmbH which was allocated to AWM and was previously classified as held for sale. The purchase of this subsidiary was treated as a separate transaction apart from the acquisition of the Sal. Oppenheim Group in the first quarter 2010. In 2010 an impairment loss of € 4 million was recorded in other income.
In the fourth quarter of 2010, the Group sold several assets held for sale that were allocated to the Corporate Division Asset and Wealth Management (AWM). These investments were previously acquired as part of the acquisition of the Sal. Oppenheim Group.
A further impairment of € 2 million, which was recorded in the second quarter 2010 in CB&S, related to a disposal group which was sold in June 2010.
Changes in Classification during 2010
In 2010 the market conditions in different regions changed and hence the timing of the ultimate disposal of several investments became uncertain. Accordingly, several disposal groups, investments in associates and a loan allocated to CB&S were no longer classified as held for sale in the third quarter 2010, due to the current market conditions. These changes in classification did not result in any additional impairment loss. However, an impairment loss before reclassification of € 3 million was recorded in other income in CB&S in the second quarter 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 25 – Assets Held for Sale	F-129
Assets Held for Sale as of December 31, 2009
As of December 31, 2009, the Group classified several disposal groups (comprising nineteen subsidiaries), three investments in associates, a loan and several real estate assets allocated to the Corporate Division Corporate Banking & Securities (CB&S) as held for sale. The Group reported these items in other assets and other liabilities and valued them at the lower of their carrying amount or fair value less costs to sell resulting in an impairment loss of € 10 million relating to the disposal groups which was recorded in other income in CB&S. The disposal groups, the three investments in associates and the loan related to a series of renewable energy development projects. The real estate assets included commercial and residential property in North America owned through foreclosure. In 2010, these items were no longer classified as held for sale due to the current market conditions that made the timing of the ultimate disposal of these investments uncertain.
Assets Held for Sale as of December 31, 2008
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 26 – Other Assets and Other Liabilities	F-130
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
26 –
Other Assets and Other Liabilities
The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2010	Dec 31, 2009
Other assets:
Brokerage and securities related receivables
Cash/margin receivables	46,132	43,890
Receivables from prime brokerage	11,324	6,837
Pending securities transactions past settlement date	4,834	9,229
Receivables from unsettled regular way trades	41,133	33,496
Total brokerage and securities related receivables	103,423	93,452
Accrued interest receivable	3,941	3,426
Assets held for sale	13,468	106
Other	28,397	24,554

Total other assets	149,229	121,538

As of December 31, 2009, “Other” in the table above included the investment property The Cosmopolitan of Las Vegas with a carrying value of € 946 million (please see Note 01 “Significant Accounting Policies” for the valuation model applied for investment property). This investment was reclassified to Property and Equipment when it commenced its business activity in December 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 27 – Deposits	F-131
For further details on the assets held for sale please refer to Note 25 “Assets Held for Sale”.

in € m.	Dec 31, 2010	Dec 31, 2009
Other liabilities:
Brokerage and securities related payables
Cash/margin payables	42,596	40,448
Payables from prime brokerage	27,772	31,427
Pending securities transactions past settlement date	3,137	5,708
Payables from unsettled regular way trades	42,641	33,214
Total brokerage and securities related payables	116,146	110,797
Accrued interest payable	3,956	3,713
Liabilities held for sale	12,598	23
Other	49,127	39,748

Total other liabilities	181,827	154,281

For further details on the liabilities held for sale please refer to Note 25 “Assets Held for Sale”.
27 –
Deposits
The following are the components of deposits.

in € m.	Dec 31, 2010	Dec 31, 2009
Noninterest-bearing demand deposits	89,068	51,731
Interest-bearing deposits
Demand deposits	120,154	117,955
Time deposits	183,861	108,730
Savings deposits	140,901	65,804
Total interest-bearing deposits	444,916	292,489

Total deposits	533,984	344,220

The increase in deposits is primarily related to the first-time consolidation of Postbank.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 28 – Provisions	F-132
28 –
Provisions
The following table presents movements by class of provisions.

	Operational/
in € m.	Litigation	Other	Total[1]
Balance as of January 1, 2009	762	446	1,208

Changes in the group of consolidated companies	2	4	6
New provisions	338	152	490
Amounts used	(164)	(155)	(319)
Unused amounts reversed	(183)	(115)	(298)
Effects from exchange rate fluctuations/Unwind of discount	3	9	12
Other	–	–	–

Balance as of December 31, 2009	758	341	1,099

Changes in the group of consolidated companies	44	1,148 [2]	1,192
New provisions	318	225	543
Amounts used	(511)	(141)	(652)
Unused amounts reversed	(130)	(102)	(232)
Effects from exchange rate fluctuations/Unwind of discount	44	15	59
Other[3]	(7)	(17)	(24)

Balance as of December 31, 2010	516	1,469	1,985

[1]
For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

[2]	The increase is mainly attributable to the consolidation of Deutsche Postbank AG. Included in this amount are provisions in the home savings business of €842 million as of December 31, 2010.

[3]	Includes mainly reclassifications to liabilities held for sale.
Operational and Litigation
The Group defines operational risk as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately-defined or failed processes or control and system failure.
The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when it is probable that a liability exists, and the amount can be reasonably estimated. In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, for certain contingencies information generally required is not disclosed, if the Group concludes that the disclosure can be expected to seriously prejudice the outcome of the proceeding.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 28 – Provisions	F-133
materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings, which are required to be disclosed in accordance with IAS 37, are described below.
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
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by Taurus-Holding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch can file a notice of appeal against the decision. In these proceedings Dr. Kirch had to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 28 – Provisions	F-134
Asset Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under federal and state securities laws and state common law, related to residential mortgage backed securities. Included in those litigations are (1) a putative class action pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities issued by Countrywide Financial Corporation or an affiliate (“Countrywide”), as to which there is a settlement agreement that has been preliminarily but not yet finally approved by the Court, and a putative class action pending in the United States District Court for the Central District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by Countrywide; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a putative class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; (5) a putative class action in the United States District Court for the Southern District of New York regarding the role of a number of financial institutions, including DBSI, as underwriter, of certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc.; and (6) a lawsuit filed by the Federal Home Loan Bank of San Francisco (“FHLB SF”) pending in the United States District Court for the Northern District of California regarding the role of a number of financial institutions, including certain affiliates of Deutsche Bank, as issuer and underwriter of certain mortgage pass-through certificates purchased by FHLB SF. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. On April 5, 2010, the Court granted in part and denied in part Deutsche Bank’s motion to dismiss this complaint. Each of the civil litigations is otherwise in its early stages.
From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S.$ 85 billion of loans into private label securitizations and U.S.$ 71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. We have been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where we believe no such valid basis for repurchase claims exists, we reject them and no longer consider them outstanding for our tracking purposes. As of December 31, 2010, we have approximately U.S.$588 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these claims, we have established reserves that are not material and that we believe to be adequate. As of December 31, 2010, we have completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$1.8 billion. In connection with those

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 28 – Provisions	F-135
repurchases and settlements, we have obtained releases for potential claims on approximately U.S.$21.9 billion of loans sold by us as described above.
Auction Rate Securities. Deutsche Bank AG and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold auction rate preferred securities and auction rate securities (together “ARS”) offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. On December 9, 2010, the court dismissed the putative class action with prejudice. By agreement, Plaintiff has until August 18, 2011 to file a notice of appeal of the dismissal. Deutsche Bank AG, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 17 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. Nine of the individual actions are pending, and eight of the individual actions have been resolved and dismissed with prejudice. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.
Deutsche Bank AG and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank AG and its subsidiaries entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association, representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank AG and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank AG and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank AG and its subsidiaries; to pay an aggregate penalty of U.S.$15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with the Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.
Trust Preferred Securities. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933. An amended and consolidated class action complaint was filed on January 25, 2010. A motion to dismiss is pending.
Other Provisions
Other provisions primarily include provisions in the home savings business of Deutsche Postbank Group which relate to payments for interest bonuses, reimbursements of arrangement fees of customers and changes in the interest rates. Other provisions also include non-staff related provisions that are not captured on other specific provision accounts.

Deutsche Bank Annual Report 2010 on Form 20-F	Notes to the Consolidated Balance Sheet 30 – Long-Term Debt and Trust Preferred Securities	F-136
29 –
Other Short-Term Borrowings
The following are the components of other short-term borrowings.

in € m.	Dec 31, 2010	Dec 31, 2009
Other short-term borrowings:
Commercial paper	31,322	20,906
Other	33,668	21,991

Total other short-term borrowings	64,990	42,897

30 –
Long-Term Debt and Trust Preferred Securities
Long-Term Debt
The following table presents the Group’s long-term debt by contractual maturity.

							Total	Total
	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31,	Dec 31,
in € m.	2011	2012	2013	2014	2015	2015	2010	2009
Senior debt:[1]
Bonds and notes:
Fixed rate	15,096	13,570	10,480	10,636	16,130	39,799	105,711	76,536
Floating rate	10,446	11,432	6,127	3,205	3,374	17,012	51,596	47,646

Subordinated debt:[1]
Bonds and notes:
Fixed rate	446	439	1,637	689	845	3,157	7,213	3,548
Floating rate	2,882	509	102	277	547	823	5,140	4,052

Total long-term debt[1]	28,870	25,950	18,346	14,807	20,896	60,791	169,660	131,782

[1]	Inclusion of Postbank increased long-term debt in 2010 by € 38 billion.
The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2010 and 2009.
Trust Preferred Securities
The following table summarizes the Group’s fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group’s option.

in € m.	Dec 31, 2010	Dec 31, 2009
Fixed rate	11,218	9,971
Floating rate	1,032	606

Total trust preferred securities	12,250	10,577

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 31 – Common Shares	F-137
Additional Notes
31 –
Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

	Issued and
Number of shares	fully paid	Treasury shares	Outstanding
Common shares, January 1, 2009	570,859,015	(8,192,060)	562,666,955

Shares issued under share-based compensation plans	–	–	–
Capital increase	50,000,000	–	50,000,000
Shares purchased for treasury	–	(476,284,991)	(476,284,991)
Shares sold or distributed from treasury	–	483,793,356	483,793,356

Common shares, December 31, 2009	620,859,015	(683,695)	620,175,320

Shares issued under share-based compensation plans	–	–	–
Capital increase	308,640,625	–	308,640,625
Shares purchased for treasury	–	(325,966,381)	(325,966,381)
Shares sold or distributed from treasury	–	316,212,796	316,212,796

Common shares, December 31, 2010	929,499,640	(10,437,280)	919,062,360

There are no issued ordinary shares that have not been fully paid.
Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes and for the implementation of a subscription ratio of 2:1 in the 2010 share capital increase. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities. As of December 31, 2010, the number of shares held in Treasury totaled 10,437,280 shares. This treasury stock will be used for future share-based compensation.
On October 6, 2010, Deutsche Bank AG completed a capital increase from authorized capital against cash contributions. In total, 308,640,625 new registered no par value shares (common shares) were issued, resulting in net proceeds of € 10.1 billion (after expenses of approximately € 0.1 billion, net of tax). The new shares were issued with full dividend rights for the year 2010 through subscription rights. 99.31 % of the subscription rights were exercised, and thus 306,511,140 new shares were issued at a subscription price of € 33.00 per share. The remaining 2,129,485 new shares were placed in Xetra trading at a weighted average price of € 41.34.
Authorized and Conditional Capital
Deutsche Bank’s share capital was increased by issuing new shares for cash consideration through the aforementioned capital increase. The General Meeting had granted the Management Board authorizations to increase the share capital – with the consent of the Supervisory Board – through the issue of new shares by up to a total of € 790,120,000. As of December 31, 2010, the previously authorized but unissued capital of Deutsche Bank was entirely utilized.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 32 – Share-Based Compensation Plans	F-138
Deutsche Bank also had a total conditional capital of € 636,400,000 as of December 31, 2010. Conditional capital is available for various instruments that may potentially be converted into common shares.
The Annual General Meeting on May 27, 2010 authorized the Management Board to issue, once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2015. For this purpose, share capital was increased conditionally by up to € 230,400,000.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2010, 2009 and 2008, respectively.

	2010
	(proposed)	2009	2008
Cash dividends declared[1] (in € m.)	697	466	309
Cash dividends declared per common share (in € )	0.75	0.75	0.50

1	Cash dividend for 2010 is based on the number of shares issued as of December 31, 2010.
No dividends have been declared since the balance sheet date.
32 –
Share-Based Compensation Plans
Share-Based Compensation Plans used for Granting New Awards in 2010
In 2010, the Group made grants of share-based compensation under the DB Equity Plan. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award. The basic terms of the DB Equity Plan are presented in the table below.
An award, or portions of it, granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient’s termination of employment is due to death or disability.
Based on new regulatory requirements the award for selected senior employees comprise an additional forfeiture rule if employees are in breach of internal policies or law.
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for making awards (as in previous years from 2007 onwards).

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 32 – Share-Based Compensation Plans	F-139
In 2010 the Group introduced a new broad-based employee share ownership plan named Global Share Purchase Plan (GSPP). As per December 31, 2010, entities in 27 countries enrolled to the new plan.

Plan		Vesting schedule	Early retirement provisions	Eligibility
DB Equity Plan	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months after grant	Yes	Select employees as annual retention
or cliff vesting after 45 months

	Retention/New Hire	Individual specification[1]		Select employees to attract or retain key staff

Global Share Purchase Plan (GSPP)	Broad-based employee share ownership plan	100% : 12 months	No	Employee plan in select countries granting up to 10 shares per employee

[1]	Weighted average relevant service period: 28 months.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
Share-Based Compensation Plans used for Granting Awards prior to 2010
Share Plans
Prior to 2010, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these prior plans.

			Early retirement
Plan		Vesting schedule	provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80% : 48 months[1]	Yes	Select employees as annual retention	2006
		20% : 54 months
DB Share Scheme	Annual Award	1/3 : 6 months	No	Select employees as annual retention	2006
		1/3 : 18 months
		1/3 : 30 months
	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006
DB Key Employee Equity Plan (KEEP)	–	Individual specification	No	Select executives	2005
Global Share Plan	–	100% : 12 months	No	All employee plan granting up to 10 shares per employee	2007
Global Partnership Plan Equity Units	Annual Award	80% : 24 months[2]	No	Group Board	2008
		20% : 42 months
Global Share Plan – Germany	–	100% : 12 months	No	Employee plan granting up to 10 shares per employee in Germany[3]	2008
DB Equity Plan	Annual Award	50% : 24 months	No	Select employees as annual retention	2009 (under this vesting schedule)
		25% : 36 months
		25% : 48 months
	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1]	With delivery after further 6 months.

[2]	With delivery after further 18 months.

[3]	Participant must have been active and working for the Group for at least one year at date of grant.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 32 – Share-Based Compensation Plans	F-140
All Plans represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends before the settlement of the award.
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
In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan and DB Global Share Plan was used for granting awards from 2007 onwards.
Activity for Share Plans
The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan and DB Global Share Plan. In addition the table comprises the number of additional notional share awards granted to employees to account for the economic effect from the Capital Increase measure conducted in September 2010. The economic effect was calculated based on an acknowledged adjustment metric resulting in approximately 9.59 % additional notional shares based on the outstanding awards as per September 21, 2010. The new awards are subject to the plan rules and vesting schedules of the initial grants.

		DB Share
		Scheme/	Global Share Plan/		Weighted-average
in thousands of units	Global Partnership	DB KEEP/REU/	Global Share		grant date fair
(except per share data)	Plan Equity Units	DB Equity Plan	Purchase Plan	Total	value per unit
Balance as of December 31, 2008	335	48,267	258	48,860	€70.22

Granted	–	23,809	–	23,809	€ 22.02
Issued	(93)	(18,903)	(253)	(19,249)	€ 68.76
Forfeited	–	(3,059)	(5)	(3,064)	€ 43.51

Balance as of December 31, 2009	242	50,114	–	50,356	€49.61

Granted	–	43,942	151	44,093	€ 43.46
Issued	(92)	(20,668)	–	(20,760)	€ 69.75
Forfeited	–	(4,774)	–	(4,774)	€ 39.19

Balance as of December 31, 2010	150	68,614	151	68,915	€40.31

Approximately 12.1 million shares were issued to plan participants in February 2011, resulting from the vesting of DB Equity Plan and DB Share Scheme awards granted in prior years.
In addition to the amounts shown in the table above, in February 2011 the Group granted awards of approximately 25.0 million units, with an average fair value of €42.02 per unit under the DB Equity Plan with modified plan conditions for 2011. Approximately 0.7 million units of these grants were made under cash plan variant of this DB Equity Plan.
Performance Options
Deutsche Bank used performance options as a remuneration instrument under the Global Partnership Plan and the pre-2004 Global Share Plan. No new options were issued under these plans after February 2004.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 32 – Share-Based Compensation Plans	F-141
The following table summarizes the main features related to performance options granted under the pre-2004 Global Share Plan and the Global Partnership Plan.

			Additional Partnership
			Appreciation Rights
Plan	Grant Year	Exercise price	(PAR)	Exercisable until	Eligibility
Global Share Plan (pre-2004)	2002	€ 55.39	No	Nov 2008	All employees[1]
Performance Options	2003	€ 75.24	No	Dec 2009	All employees[1]
Global	2002	€ 89.96	Yes	Feb 2008	Select executives
Partnership Plan	2003	€ 47.53	Yes	Feb 2009	Select executives
Performance Options	2004	€ 76.61	Yes	Feb 2010	Group Board

[1]	Participant must have been active and working for the Group for at least one year at date of grant.
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
Performance options under the Global Partnership Plan were granted to select executives in the years 2002 to 2004. Participants were granted one Partnership Appreciation Right (PAR) for each option granted. PARs represent a right to receive a cash award in an amount equal to 20 % of the reference price. The reference price was determined in the same way as described above for the performance options. PARs vested at the same time and to the same extent as the performance options. They are automatically exercised at the same time, and in the same proportion, as the performance options.
Performance options under the Global Share Plan (pre-2004), a broad-based employee plan, were granted in the years 2002 to 2003. The plan allowed the purchase of up to 20 shares in both 2002 and 2003. For each share purchased, participants were granted five performance options in 2002 and 2003. Performance options under the Global Share Plan (pre-2004) are forfeited upon termination of employment. Participants who retire or become permanently disabled retain the right to exercise the performance options.
Activity for Performance Options
The following table summarizes the activity for performance options granted under the Global Partnership Plan and the DB Global Share Plan (pre-2004).

	Global		DB Global Share
	Partnership Plan		Plan (pre-2004)
in thousands of units	Performance	Weighted-average	Performance	Weighted-average
(except per share data)	Options	exercise price[1]	Options	exercise price
Balance as of December 31, 2008	980	€ 47.53	510	€75.24

Exercised	–	–	–	–
Forfeited	–	–	(9)	€ 75.24
Expired	(980)	€ 47.53	(501)	€ 75.24

Balance as of December 31, 2009	–	–	–	–

Exercised	–	–	–	–
Forfeited	–	–	–	–
Expired	–	–	–	–

Balance as of December 31, 2010	–	–	–	–

[1]	The weighted-average exercise price does not include the effect of the Partnership Appreciation Rights for the DB Global Partnership Plan.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 32 – Share-Based Compensation Plans	F-142
The weighted average share price at the date of exercise was € 64.31 in the year ended December 31, 2008. As of December 31, 2009 no more performance options were outstanding since those granted in 2004 were already exercised and all others not previously exercised expired in 2009.
Compensation Expense
Compensation expense for awards classified as equity instruments is measured at the grant date based on the fair value of the share-based award.
Compensation expense for share-based awards payable in cash is re-measured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan and DB Global Share Plan, re-measurement is based on the current market price of Deutsche Bank common shares.
A further description of the underlying accounting principles can be found in Note 01 “Significant Accounting Policies”.
The Group recognized compensation expense related to its significant share-based compensation plans as follows:

in € m.	2010	2009	2008
DB Global Partnership Plan	1	4	10
DB Global Share Plan/DB Global Share Purchase Plan	3	6	39
DB Share Scheme/Restricted Equity Units Plan/DB KEEP/DB Equity Plan	1,173	637	1,249

Total	1,177	647	1,298

Of the compensation expense recognized in 2010, 2009 and 2008 approximately € 24 million, € 22 million and € 4 million, respectively, was attributable to the cash-settled variant of the DB Global Share Plan and the DB Equity Plan.
Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 33 million, € 26 million and € 10 million for the years ended December 31, 2010, 2009 and 2008 respectively.
As of December 31, 2010, 2009 and 2008, unrecognized compensation cost related to non-vested share-based compensation was approximately € 1.0 billion, € 0.4 billion and € 0.6 billion respectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-143
33 –
Employee Benefits
Deferred Compensation
The Group granted cash awards to selected employees with deferred settlement. Each award consists of three tranches each amounting to one third of the grant volume. The three tranches vest one, two and three years, respectively, after grant date. As soon as a tranche vests it is paid out, net of those parts of the awards forfeited before vesting. Generally each tranche is expensed over its vesting period. As a rule, the awards are only paid out to the employee if there is a non-terminated employment relationship between the employee and Deutsche Bank at the respective vesting date. The awards are subject to additional forfeiture rules, for example if employees are in breach of internal policies or law.
From 2010 onwards the awards granted to selected employees at the senior management level are also subject to performance-indexed forfeiture rules based on regulatory rules requiring that parts of the awards will not be paid out if defined performance metrics are not met.
The volume of awards granted in February 2010 under the terms and conditions of the DB Restricted Incentive Plan was approximately € 0.5 billion. In February 2009 awards of approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Cash Plan.
From 2011 onwards certain forfeiture rules are only applicable to senior management and employees who are specifically identified under the regulatory requirements of the new German Compensation Regulation for Institutions (“InstitutsVergV”).
In February 2011, new awards totaling approximately € 1.0 billion were granted under the terms and conditions of the DB Restricted Incentive Plan.
In addition, the Group granted share awards which are described in Note 32 “Share-Based Compensation Plans”.
Post-employment Benefit Plans
Nature of Plans
The Group sponsors a number of post-employment benefit plans on behalf of its employees, both defined contribution plans and defined benefit plans. The Group’s plans are accounted for based on the nature and substance of the plan. The Group’s defined benefit plans are classified into retirement benefit plans, such as pension plans, and post-employment medical plans.
The majority of the Group’s defined benefit commitments relate to beneficiaries of retirement benefit plans in Germany, the United Kingdom and the United States. For such plans, the value of a participant’s accrued benefit is based primarily on each employee’s remuneration and length of service. The Group maintains various external pension trusts to fund the majority of its retirement benefit plan obligations.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-144
The Group’s funding policy is to maintain coverage of the defined benefit obligation (“DBO”) by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. Nevertheless, the Group has determined that certain plans should remain unfunded, e.g. where it is not tax-efficient to fund. Obligations for the Group’s unfunded plans are accrued for as book provisions.
The Group also maintains various unfunded post-employment medical plans for a number of current and retired employees who are mainly located in the United States. These plans pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. The Group accrues for these obligations over the service of the employee and pays the benefits from Group assets when the benefits become due.
The Group’s Pensions Risk Committee oversees risks related to the Group’s postemployment benefit plans around the world. Within this context it develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-145
Reconciliation in Movement of Liabilities and Assets – Impact on Balance sheet
The following table provides reconciliations of opening and closing balances of the DBO and of the fair value of plan assets of the Group’s defined benefit plans over the years ended December 31, 2010 and 2009, a statement of the funded status as well as its reconciliation to the amounts recognized on the balance sheet as of December 31 of each year.

	Retirement benefit plans		Post-employment medical plans
in € m.	2010	2009	2010	2009
Change in defined benefit obligation:
Balance, beginning of year	9,416	8,189	136	119

Current service cost	243	186	3	3
Interest cost	527	457	9	7
Contributions by plan participants	14	6	–	–
Actuarial loss (gain)	81	846	3	14
Exchange rate changes	231	181	10	–
Benefits paid	(465)	(467)	(7)	(7)
Past service cost (credit)	(77)	18	–	–
Acquisitions[1]	2,129	–	–	–
Divestitures	–	–	–	–
Settlements/curtailments	(30)	–	–	–
Other[2]	2	–	–	–

Balance, end of year	12,071	9,416	154	136

thereof: unfunded	1,124	201	154	136
thereof: funded	10,947	9,215	–	–

Change in fair value of plan assets:

Balance, beginning of year	9,352	8,755	–	–

Expected return on plan assets	490	403	–	–
Actuarial gain (loss)	224	92	–	–
Exchange rate changes	210	231	–	–
Contributions by the employer	388	264	–	–
Contributions by plan participants	14	6	–	–
Benefits paid[3]	(423)	(398)	–	–
Acquisitions[1]	846	–	–	–
Divestitures	–	–	–	–
Settlements	(17)	(1)	–	–
Other[2]	(8)	–	–	–

Balance, end of year	11,076	9,352	–	–

Funded status, end of year	(995)	(64)	(154)	(136)
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	(3)	(7)	–	–
Reclassification as held for sale[4]	5	–	–	–

Net asset (liability) recognized	(993)	(71)	(154)	(136)

thereof: other assets	609	276	–	–
thereof: other liabilities	(1,602)	(347)	(154)	(136)

[1]	Postbank, Sal. Oppenheim, BHF-BANK.

[2]	Includes opening balance of first time application of smaller plans.
[3]	For funded plans only.

[4]	BHF-BANK.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-146
Actuarial Methodology and Assumptions
December 31 is the measurement date for all plans. All plans are valued using the projected unit credit method.
The principal actuarial assumptions applied to determine the DBO and expenses were as follows. They are provided in the form of weighted averages.

	2010	2009	2008
Assumptions used for retirement benefit plans
to determine defined benefit obligations, end of year
Discount rate	5.1%	5.4%	5.6%
Rate of price inflation	2.5%	2.7%	2.1%
Rate of nominal increase in future compensation levels	3.3%	3.4%	3.0%
Rate of nominal increase for pensions in payment	2.4%	2.4%	1.8%

to determine expense, year ended
Discount rate	5.4%	5.6%	5.5%
Rate of price inflation	2.7%	2.1%	2.1%
Rate of nominal increase in future compensation levels	3.4%	3.0%	3.3%
Rate of nominal increase for pensions in payment	2.4%	1.8%	1.8%
Expected rate of return on plan assets[1]	5.0%	4.5%	5.0%

Assumptions used for post-employment medical plans
to determine defined benefit obligations, end of year
Discount rate	5.3%	5.9%	6.1%

to determine expense, year ended
Discount rate	5.9%	6.1%	6.1%

Assumed life expectancy at age 65
for a male aged 65 at measurement date	19.4	19.4	19.1
for a male aged 45 at measurement date	21.6	21.5	21.1
for a female aged 65 at measurement date	22.8	22.8	22.6
for a female aged 45 at measurement date	24.9	24.8	24.5

[1]	The expected rate of return on assets for determining expense in 2011 is 4.9%.
For the Group’s most significant plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future benefit payments for the respective plan. A consistent assumption is used across the eurozone based on the assumption applicable for Germany. For the other plans, the discount rate is based on high quality corporate or government bond yields at each measurement date with a duration consistent with the respective plan’s obligations.
The price inflation assumptions in the U.K. and eurozone are set with reference to market implied measures of inflation based on inflation swap rates in those markets at measurement date. For the other countries, it is typically based on long term consensus forecasts.
The future compensation level increase assumptions are developed separately for each plan, where relevant, reflecting a building block approach from the price inflation assumption and reflecting the Group’s reward structure or policies in each market.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-147
The nominal increase for pensions in payment assumptions are developed separately, where relevant, for each plan, reflecting a building block approach from the price inflation assumption and reflecting relevant local statutory and plan-specific requirements.
The expected rate of return on assets is developed separately for each funded plan, using a building block approach recognizing each plan’s target asset allocation at the measurement date and the assumed return on assets for each asset category. The general principle is to use a risk-free rate as a benchmark, with adjustments for the effect of duration and specific relevant factors for each major category of plan assets where appropriate. For example, the expected rate of return for equities and property is derived by adding a respective risk premium to the risk-free rate.
Mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future longevity improvements have been considered and included where appropriate.
In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 8.2 % in the per capita cost of covered health care benefits was assumed for 2011. The rate is assumed to decrease gradually to 4.9 % by the end of 2017 and to remain at that level thereafter.
Pension Fund Investments
The Group’s primary investment objective is to immunize broadly the Group to large swings in the funded status of its retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group’s costs of providing the benefits to employees in the long term. The aim is to maximize returns within the Group’s risk tolerance.
The weighted-average asset allocation of the Group’s funded retirement benefit plans as of December 31, 2010 and 2009, as well as the target allocation by asset category are as follows.

Percentage of plan assets
	Target allocation	Dec 31, 2010	Dec 31, 2009
Asset categories:
Equity instruments	11%	9%	8%
Debt instruments (including Cash and Derivatives)	85%	88%	90%
Alternative Investments (including Property)	4%	3%	2%

Total asset categories	100%	100%	100%

The actual return on plan assets for the years ended December 31, 2010, and December 31, 2009, was € 714 million and € 495 million, respectively.
Plan assets as of December 31, 2010, include derivative transactions with Group entities with a negative market value of € 2 million. In addition, there are € 99 million of securities issued by the Group included in the plan assets.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-148
Impact on Cashflows
The Group expects to contribute approximately €300 million to its retirement benefit plans in 2011. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2011.
The table below reflects the benefits expected to be paid by the plans in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s pension funds in respect of funded plans and by the Group in respect of unfunded plans.

	Retirement	Post-employment medical plans
in € m.	benefit plans	Gross amount	Reimbursement[1]
2011	517	11	(1)
2012	522	11	(2)
2013	538	12	(2)
2014	547	12	(2)
2015	568	13	(2)
2016 – 2020	3,229	69	(11)

[1]	Expected reimbursements from Medicare for prescription drugs.
Impact on Equity
The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders’ equity and are presented in the Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Changes in Equity.
The following table shows the cumulative amounts recognized as at December 31, 2010 since the Group’s adoption of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2010 and 2009, respectively, not taking deferred taxes into account. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note 34 “Income Taxes”.

		Amount recognized in
	comprehensive income (gain(loss))
in € m.	Dec 31, 2010[1]	2010	2009
Retirement benefit plans:
Actuarial gain (loss)	28	143	(754)
Asset ceiling	(3)	4	1
Total retirement benefit plans	25	147	(753)

Post-employment medical plans:
Actuarial gain (loss)	37	(3)	(14)
Total post-employment medical plans	37	(3)	(14)

Total amount recognized	62	144	(767)

[1]	Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 33 – Employee Benefits	F-149
Experience Impacts on Liabilities and Assets
The following table shows the amounts for the current and the previous four measurement dates of the DBO, the fair value of plan assets and the funded status as well as the experience adjustments on the obligation and the plan assets for the annual periods up to the measurement date.

in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Retirement benefit plans:
Defined benefit obligation	12,071	9,416	8,189	8,518	9,129
thereof: experience adjustments (loss (gain))	(83)	(72)	24	(68)	18
Fair Value of plan assets	11,076	9,352	8,755	9,331	9,447
thereof: experience adjustments (gain (loss))	224	92	(221)	(266)	(368)
Funded status	(995)	(64)	566	813	318

Post-employment medical plans:
Defined benefit obligation	154	136	119	116	147
thereof: experience adjustments (loss (gain))	1	–	(5)	(17)	(27)

Funded status	(154)	(136)	(119)	(116)	(147)

Impact on Expense
The Group’s compensation and benefits expenses include the following expenses for defined benefit plans and other selected employee benefits, recognized in the Consolidated Statement of Income for the years ended December 31, 2010, 2009 and 2008.

in € m.	2010	2009	2008
Expenses for retirement benefit plans:
Current service cost	243	186	264
Interest cost	527	457	453
Expected return on plan assets	(490)	(403)	(446)
Past service cost (credit) recognized immediately	(77)	18	14
Settlements/curtailments	(14)	1	–
Recognition of actuarial losses (gains) due to settlements/curtailments[1]	–	–	9
Amortization of actuarial losses (gains)[1]	–	–	1
Asset ceiling[1]	–	–	(2)

Total retirement benefit plans	189	259	293

Expenses for post-employment medical plans:
Current service cost	3	3	2
Interest cost	9	7	7
Amortization of actuarial losses (gains)[1]	–	–	2

Total post-employment medical plans	12	10	11

Total expenses defined benefit plans	201	269	304

Total expenses for defined contribution plans	239	203	206

Total expenses for post-employment benefits	440	472	510

Disclosures of other selected employee benefits
Employer contributions to mandatory German social security pension plan	171	162	159
Expenses for cash retention plans	662	688	13
Expenses for severance payments	588	629	555

[1]	Items accrued under the corridor approach in 2006 and 2007 were reversed in 2008 due to the change in accounting policy.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 34 – Income Taxes	F-150
Expected expenses for 2011 are € 320 million for the retirement benefit plans and € 11 million for the post-employment medical plans. The expected increase compared to 2010 is mainly caused by the consolidation of Postbank and the change in indexation of occupational pensions in deferment from Retail Price Index (RPI) to Consumer Price Index (CPI) due to a UK Government announcement which led to a past service credit of € 104 million recognized in the 2010 expense.
The weighted average remaining service period of active plan members at measurement date for retirement benefit plans is ten years and for post-employment medical plans is six years.
Sensitivity to Key Assumptions
The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2010 and 2009, respectively, and the aggregate of the key expense elements (service costs, interest costs, expected return on plan assets) for the year ended December 31, 2011 and 2010, respectively. The figures reflect the effect of adjusting each assumption in isolation.

Increase/decrease (–)	Defined benefit obligation as at		Expenses for
in € m.	Dec 31, 2010	Dec 31, 2009	2011	2010
Retirement benefit plans sensitivity:
Discount rate (fifty basis point decrease)	935	695	5	5
Rate of price inflation (fifty basis point increase)	545	420	35	30
Rate of real increase in future compensation levels (fifty basis point increase)	105	80	10	10
Longevity (improvement by ten percent)[1]	245	175	15	10
Expected rate of return (fifty basis point decrease)	–	–	55	45

Post-employment medical plans sensitivity:
Health care cost rate (100 basis point increase)	19	16	2	2
Health care cost rate (100 basis point decrease)	(17)	(14)	(2)	(1)

[1]
Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

34 –
Income Taxes
The components of income tax expense (benefit) for 2010, 2009 and 2008 are as follows.

in € m.	2010	2009	2008
Current tax expense (benefit):
Tax expense (benefit) for current year	1,339	970	(32)
Adjustments for prior years	(9)	(430)	(288)

Total current tax expense (benefit)	1,330	540	(320)

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	700	570	(1,346)
Effects of changes in tax rates	7	3	26
Adjustments for prior years	(392)	(869)	(205)

Total deferred tax expense (benefit)	315	(296)	(1,525)

Total Income tax expense (benefit)	1,645	244	(1,845)

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 34 – Income Taxes	F-151
Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax expense of € 37 million in 2010 and income tax benefits of € 1 million and € 79 million in 2009 and 2008, respectively.
Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 6 million in 2010. In 2009 these effects reduced the current tax expense by € 0.2 million and increased the current tax benefit by € 45 million in 2008.
Total deferred tax expense includes expenses arising from write-downs of deferred tax assets and benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets, which increased the deferred tax expense by € 173 million in 2010. In 2009 these effects increased the deferred tax benefit by € 537 million and reduced the deferred tax benefit by €971 million in 2008.
The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group’s actual income tax expense.

in € m.	2010	2009	2008
Expected tax expense at domestic income tax rate of 30.7% (30.7 % for 2009 and 2008)	1,219	1,595	(1,760)

Foreign rate differential	63	(63)	(665)
Tax-exempt gains on securities and other income	(556)	(763)	(746)
Loss (income) on equity method investments	(87)	(29)	(36)
Nondeductible expenses	335	624	403
Deutsche Postbank AG related charge with no tax benefit	668	–	–
Goodwill impairment	–	–	1
Changes in recognition and measurement of deferred tax assets	167	(537)	926
Effect of changes in tax law or tax rate	7	3	26
Effect related to share-based payments	48	(95)	227
Effect of policyholder tax	37	(1)	(79)
Other	(256)	(490)	(142)

Actual income tax expense (benefit)	1,645	244	(1,845)

The line item Other in the preceding table mainly reflects improved income tax positions in the U.S. including a new basis for filing the U.S. federal income tax return in 2010 and the nonrecurring effect of settling examinations in 2009.
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.7 % for the years ended December 31, 2010, 2009 and 2008.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 34 – Income Taxes	F-152
Income taxes charged or credited to equity (other comprehensive income/additional paid in capital) are as follows.

in € m.	2010	2009	2008
Tax (charge)/credit on actuarial gains (losses) related to defined benefit plans	(29)	113	1

Financial assets available for sale
Unrealized net gains (losses) arising during the period	(59)	(195)	892
Net (gains) losses reclassified to profit or loss	(47)	(214)	(194)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period	30	90	(34)
Net (gains) losses reclassified to profit or loss	(1)	(2)	–

Other equity movement
Unrealized net gains (losses) arising during the period	320	54	67
Net (gains) losses reclassified to profit or loss	(3)	13	–

Income taxes (charged) credited to other comprehensive income	240	(254)	731

Other income taxes (charged) credited to equity	30	(35)	(75)

Major components of the Group’s gross deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Deferred tax assets:
Unused tax losses	2,637	2,986
Unused tax credits	189	218
Deductible temporary differences:
Trading activities	8,627	7,244
Property and equipment	450	654
Other assets	1,522	1,544
Securities valuation	1,117	563
Allowance for loan losses	593	353
Other provisions	1,314	1,088
Other liabilities	1,941	439

Total deferred tax assets pre offsetting	18,390	15,089

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	8,070	6,666
Property and equipment	62	55
Other assets	1,669	652
Securities valuation	758	652
Allowance for loan losses	124	122
Other provisions	897	932
Other liabilities	776	1,017

Total deferred tax liabilities pre offsetting	12,356	10,096

After offsetting, deferred tax assets and liabilities are presented on the balance sheet as follows.

in € m.	Dec 31, 2010	Dec 31, 2009
Presented as deferred tax assets	8,341	7,150
Presented as deferred tax liabilities	2,307	2,157

Net deferred tax assets	6,034	4,993

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 34 – Income Taxes	F-153
The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense. This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.
As of December 31, 2010 and 2009, no deferred tax assets were recognized for the following items.

in € m.	Dec 31, 2010[1]	Dec 31, 2009[1]
Deductible temporary differences	(676)	(69)

Not expiring	(4,206)	(1,598)
Expiring in subsequent period	(6)	0
Expiring after subsequent period	(1,801)	(659)

Unused tax losses	(6,013)	(2,257)

Expiring in subsequent period	–	–
Expiring after subsequent period	(67)	(87)

Unused tax credits	(67)	(87)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2010 and December 31, 2009, the Group recognized deferred tax assets of € 3.3 billion and € 6 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2010 and December 31, 2009, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 106 million and € 105 million respectively, in respect of which no deferred tax liabilities were recognized.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 35 – Derivatives	F-154
35 –
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
In accordance with the Group’s accounting policy relating to derivatives and hedge accounting as described in Note 01 “Significant Accounting Policies”, all derivatives are carried at fair value in the balance sheet regardless of whether they are held for trading or non-trading purposes.
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
Derivatives qualifying for Hedge Accounting
The Group applies hedge accounting if derivatives meet the specific criteria described in Note 01 “Significant Accounting Policies”.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 35 – Derivatives	F-155
Fair Value Hedge Accounting
The Group enters into fair value hedges, using primarily interest rate swaps and options, in order to protect itself against movements in the fair value of fixed-rate financial instruments due to movements in market interest rates.
The following table presents the value of derivatives held as fair value hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2010	2010	2009	2009
Derivatives held as fair value hedges[1]	8,447	5,823	6,726	3,240

[1]	Inclusion of Postbank increased the assets in 2010 by € 0.7 billion and liabilities by € 1.5 billion.
For the years ended December 31, 2010 and 2009, a gain of € 0.7 billion and a loss of € 1.6 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were a loss of € 0.6 billion and a gain of € 1.5 billion, respectively.
Since consolidation Postbank has reflected a gain of € 0.3 billion within hedging instruments and a loss of € 0.3 billion attributable to the hedged risk for the year ended December 31, 2010, which are included within the above results.
Cash Flow Hedge Accounting
The Group enters into cash flow hedges, using equity futures, interest rate swaps and foreign exchange forwards, in order to protect itself against exposure to variability in equity indices, interest rates and exchange rates.
The following table presents the value of derivatives held as cash flow hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2010	2010	2009	2009
Derivatives held as cash flow hedges	1	268	2	197
A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 year	1-3 years	3-5 years	Over five years
As of December 31, 2010
Cash inflows from assets	47	84	56	254
Cash outflows from liabilities	(27)	(50)	(39)	(63)

Net cash flows	20	34	17	191

As of December 31, 2009
Cash inflows from assets	42	79	65	106
Cash outflows from liabilities	(40)	(58)	(27)	(140)

Net cash flows	2	21	38	(34)

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 35 – Derivatives	F-156
Of these expected future cash flows, most will arise in relation to the Group’s two largest cash flow hedging programs, Maher Terminals LLC and Abbey Life Assurance Company Limited.
For the years ended December 31, 2010 and December 31, 2009, balances of € (321) million and € (217) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (44) million and € (48) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.
For the years ended December 31, 2010 and December 31, 2009, a loss of € 44 million and a gain of € 119 million, respectively, were recognized in other comprehensive income in respect of effective cash flow hedging.
For the years ended December 31, 2010 and December 31, 2009, a gain of € 60 million and a loss of € 6 million, respectively, were removed from equity and included in the income statement.
For the years ended December 31, 2010 and December 31, 2009, losses of € 3 million and € 7 million, respectively, were recognized due to hedge ineffectiveness.
As of December 31, 2010 the longest term cash flow hedge matures in 2027.
Net Investment Hedge Accounting
Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.
The following table presents the value of derivatives held as net investment hedges.

	Assets	Liabilities	Assets	Liabilities
in € m.	2010	2010	2009	2009
Derivatives held as net investment hedges	81	528	94	364
For the years ended December 31, 2010 and December 31, 2009, losses of € 197 million and € 238 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 36 – Regulatory Capital	F-157
36 –
Regulatory Capital
Capital Management
The Group’s Treasury function manages its capital at Group level and locally in each region, except that Postbank manages its capital on a group level and locally on its own. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group’s profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.
Treasury implements the Group’s capital strategy, which itself is developed by the Capital and Risk Committee and approved by the Management Board, including the issuance and repurchase of shares. The Group is committed to maintain its sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include shareholders’ equity based on IFRS accounting standards, active book equity, regulatory capital and economic capital. The Group’s target for the Tier 1 capital ratio continues to be at 10 % or above.
The allocation of capital, determination of the Group’s funding plan and other resource issues are framed by the Capital and Risk Committee.
Regional capital plans covering the capital needs of the Group’s branch offices and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group’s subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of the Group’s subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group’s capital and liquidity, the Group takes such legal and regulatory requirements into account.
On October 6, 2010, the Group completed a capital increase from authorized capital against cash contributions. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised in the issuance (after expenses of approximately € 0.1 billion, net of tax) were primarily used to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base.
Treasury executes the repurchase of shares. As of January 1, 2010, the number of shares held in Treasury from buybacks totaled 0.6 million. The 2009 Annual General Meeting granted the Group’s management board the authority to buy back up to 62.1 million shares before the end of October 2010. During the period from January 1, 2010 until the 2010 Annual General Meeting, 11.1 million shares were purchased. Thereof 10.6 million were used for equity compensation purposes. As at the 2010 Annual General Meeting on May 27, 2010, the number of shares held in Treasury from buybacks totaled 1.0 million. The 2010 Annual General Meeting granted the Group’s management board the authority to buy back up to 62.1 million shares before the end of November 2014. Thereof 31.0 million shares may be purchased by using derivatives. During the period from the 2010 Annual General Meeting until December 31, 2010, 18.8 million shares were purchased, thereof 0.5 million via sold put options which were executed by the counterparty at maturity date. 9.8 million of the total 18.8 million shares repurchased were used for equity compensation purposes in 2010 and 9.0 million shares were used to increase the Group’s Treasury position for later use for future equity compensation. As at December 31, 2010, the number of shares held in Treasury from buybacks totaled 10.0 million.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 36 – Regulatory Capital	F-158
Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2010, amounted to € 12.6 billion compared to € 10.6 billion as of December 31, 2009. This increase was mainly due to the consolidation of € 1.6 billion hybrid Tier 1 capital issued by Deutsche Postbank and foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. During the first half year, 2010 the Group raised € 0.1 billion of hybrid Tier 1 capital by increasing an outstanding issue.
In 2010, the Group issued € 1.2 billion of lower Tier 2 capital (qualified subordinated liabilities). Consolidation of Tier 2 capital issued by Postbank added € 2.2 billion of lower Tier 2 capital and € 1.2 billion of profit participation rights. Profit participation rights amounted to € 1.2 billion after and nil before consolidation of Postbank. Total lower Tier 2 capital as of December 31, 2010, amounted to € 10.7 billion compared to € 7.1 billion as of December 31, 2009. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2010, unchanged to December 31, 2009.
Capital Adequacy
Since 2008, Deutsche Bank has calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”), which implemented the revised capital framework of the Basel Committee from 2004 (“Basel II”) into German law.
The group of companies consolidated for banking regulatory purposes (“group of institutions”) includes all subsidiaries as defined in the German Banking Act that are classified as banks, financial services institutions, investment management companies, financial enterprises, payment institutions or ancillary services enterprises. It does not include insurance companies or companies outside the finance sector.
For financial conglomerates, however, insurance companies are included in an additional capital adequacy (also “solvency margin”) calculation. Since October 2007, the Group is a financial conglomerate. The Group’s solvency margin as a financial conglomerate remains dominated by its banking activities.
A bank’s total regulatory capital, also referred to as “Own Funds”, is divided into three tiers: Tier 1, Tier 2 and Tier 3 capital, and the sum of Tier 1 and Tier 2 capital is also referred to as “Regulatory Banking Capital”.
•
Tier 1 capital consists primarily of common share capital, additional paid-in capital, retained earnings and certain hybrid capital components such as noncumulative trust preferred securities, also referred to as “Additional Tier 1 capital”. Common shares in treasury, goodwill and other intangible assets are deducted from Tier 1. Other regulatory adjustments entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. Tier 1 capital without hybrid capital components is referred to as Core Tier 1 capital.

•
Tier 2 capital consists primarily of cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 36 – Regulatory Capital	F-159
•
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

•	Tier 3 capital consists mainly of certain short-term subordinated debt.
The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.
The Core Tier 1 and the Tier 1 capital ratio are the principal measures of capital adequacy for internationally active banks. The ratios compare a bank’s regulatory Core Tier 1 and Tier 1 capital with its credit risks, market risks and operational risks pursuant to Basel II (which the Group refers to collectively as the “risk-weighted assets” or “RWA”). In the calculation of the risk-weighted assets the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group’s exposure relating to asset and off-balance sheet credit risks (excluding Postbank) is measured using internal rating models under the so-called advanced IRBA. The vast majority of the Group’s market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group’s internal models: standard calculation approaches are used for the remainder. For operational risk calculations, the Group uses the so-called Advanced Measurement Approach (“AMA”) pursuant to the German Banking Act.
The following two tables present a summary of the Group’s risk-weighted assets, and the regulatory capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m.
(unless stated otherwise)	Dec 31, 2010	Dec 31, 2009
Credit risk	285,218	217,003
Market risk[1]	23,660	24,880
Operational risk	37,326	31,593

Total risk-weighted assets	346,204	273,476

Core Tier 1 capital	29,972	23,790
Additional Tier 1 capital	12,593	10,616
Tier 1 capital	42,565	34,406
Tier 2 capital	6,123	3,523
Tier 3 capital	–	–

Total regulatory capital	48,688	37,929

Core Tier 1 capital ratio	8.7%	8.7%
Tier 1 capital ratio	12.3%	12.6%
Total capital ratio	14.1%	13.9%

[1]	A multiple of the Group’s value-at-risk, calculated with a confidence level of 99 % and a ten-day holding period.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 36 – Regulatory Capital	F-160
The Group’s total capital ratio was 14.1 % on December 31, 2010, compared to 13.9 % as of December 31, 2009, both significantly higher than the 8 % minimum ratio required.
The Group’s Core Tier 1 capital amounted to € 30.0 billion on December 31, 2010 and € 23.8 billion on December 31, 2009 with an unchanged Core Tier 1 capital ratio of 8.7%. The Group’s Tier 1 capital was € 42.6 billion on December 31, 2010 and € 34.4 billion on December 31, 2009. The Tier 1 capital ratio was 12.3 % as of December 31, 2010 and 12.6 % as of December 31, 2009, both exceeding the Group’s target ratio of 10%.
The Group’s Tier 2 capital was € 6.1 billion on December 31, 2010, and € 3.5 billion on December 31, 2009, amounting to 14 % and 10 % of Tier 1 capital, respectively.
The German Banking Act and Solvency Regulation rules required the Group to cover its market risk as of December 31, 2010, with € 1,893 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,990 million as of December 31, 2009. The Group met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.
The following table presents the components of Core Tier 1, Tier 1 and Tier 2 capital for the Group of companies consolidated for regulatory purposes as of December 31, 2010, and December 31, 2009, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2010	Dec 31, 2009
Tier 1 capital:
Core Tier 1 capital
Common shares	2,380	1,589
Additional paid-in capital	23,515	14,830
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, noncontrolling interests	24,797	21,807
Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,489)	(10,238)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG
Deductible investments in banking, financial and insurance entities	(954)	(2,120)
Securitization positions not included in risk-weighted assets	(4,850)	(1,033)
Excess of expected losses over risk provisions	(427)	(1,045)
Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(6,231)	(4,198)

Core Tier 1 capital	29,972	23,790

Additional Tier 1 capital
Noncumulative trust preferred securities[1]	12,593	10,616
Additional Tier 1 capital	12,593	10,616

Total Tier 1 capital pursuant to Section 10 (2a) KWG	42,565	34,406

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	224	331
Profit participation rights	1,151	–
Cumulative preferred securities	299	294
Qualified subordinated liabilities	10,680	7,096
Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(6,231)	(4,198)

Total Tier 2 capital pursuant to Section 10 (2b) KWG	6,123	3,523

[1]	Included € 20 million silent participations as of December 31, 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 36 – Regulatory Capital	F-161
The following table reconciles shareholders’ equity according to IFRS to Tier 1 capital pursuant to Basel II, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2010	Dec 31, 2009
Total shareholders’ equity	48,843	36,647

Total net gains (losses) not recognized in the income statement excluding foreign currency translation	298	257
Accrued future dividend	(697)	(466)

Active book equity	48,444	36,438

Goodwill and intangible assets	(15,594)	(10,169)
Noncontrolling interest	1,549	1,322
Other (consolidation and regulatory adjustments)	1,804	397
Noncumulative trust preferred securities[1]	12,593	10,616
Items to be partly deducted from Tier 1 capital	(6,231)	(4,198)

Tier 1 capital	42,565	34,406

[1]	Included € 20 million silent participations as of December 31, 2010.
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
As of December 31, 2010, the transitional item amounted to € 390 million compared to € 462 million as of December 31, 2009. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 12.4 % and 14.2%, respectively, on December 31, 2010 compared to 12.7 % and 14.0%, respectively, on December 31, 2009.
Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on the Group’s businesses. The Group complied with the regulatory capital adequacy requirements in 2010.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 37 – Related Party Transactions	F-162
37 –
Related Party Transactions
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include
•
key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

•	subsidiaries, joint ventures and associates, and
•	post-employment benefit plans for the benefit of Deutsche Bank employees.
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
The following table presents the compensation expense of key management personnel.

in € m.	2010	2009	2008
Short-term employee benefits	23	22	9
Post-employment benefits	3	3	3
Other long-term benefits	3	–	–
Termination benefits	2	–	–
Share-based payment	6	7	8

Total	37	32	20

Among the Group’s transactions with key management personnel as of December 31, 2010 were loans and commitments of € 10 million and deposits of € 9 million.
In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.
In 2010, a member of key management personnel received payments from a Group company. The contractually enforceable payments are not included within compensation expense of key management disclosed above. At the time the contractual arrangement was executed the payor company was not included in the Group of consolidated companies.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 37 – Related Party Transactions	F-163
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
Loans

in € m.	2010	2009
Loans outstanding, beginning of year	965	834

Loans issued during the year[1]	3,564	366
Loan repayment during the year	148	209
Changes in the group of consolidated companies[2]	(179)	(83)
Exchange rate changes/other	16	57

Loans outstanding, end of year[3]	4,218	965

Other credit risk related transactions:
Allowance for loan losses	31	4
Provision for loan losses	26	31
Guarantees and commitments[4]	231	135

[1]
The increase in loans issued as of December 31, 2010 is mainly due to the restructuring of a loan transaction. For further detail please see Note 17 “Equity Method Investments”. Related interest income to these loans amounted up to € 24 million.

[2]	In 2010, some entities were fully consolidated. In 2009, one entity that was accounted for using the equity method was sold. Therefore loans made to these investments were eliminated on consolidation.

[3]
Loans past due were nil as of December 31, 2010 and totaled € 15 million as of December 31, 2009. For the above loans the Group held collateral of € 299 million and € 375 million as of December 31, 2010 and as of December 31, 2009, respectively. Loans included loans to joint ventures of € 4 million both as of December 31, 2010 and December 31, 2009. For these loans no loan loss allowance was required.

[4]	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

in € m.	2010	2009
Deposits outstanding, beginning of year	367	246

Deposits received during the year	160	287
Deposits repaid during the year	220	161
Changes in the group of consolidated companies[1]	(93)	(6)
Exchange rate changes/other	2	1

Deposits outstanding, end of year[2]	216	367

[1]	In 2010, some entities were fully consolidated. In 2009, one entity with related party deposits that was accounted for using the equity method was sold.

[2]	The deposits are unsecured. Deposits include also € 0.4 million deposits from joint ventures both as of December 31, 2010 and December 31, 2009.
Other Transactions
Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 140 million as of December 31, 2010 and € 3.7 billion as of December 31, 2009. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 15 million as of December 31, 2010 and € 3.0 billion as of December 31, 2009. The decrease was mainly attributable to one entity that was fully consolidated and was previously accounted using the equity method. Other transactions with related parties also reflected the following:

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 37 – Related Party Transactions	F-164
Xchanging etb GmbH:
With the acquisition of Sal.Oppenheim in March 2010 the Group increased its stake in Xchanging etb GmbH from 44 % to 49%. The Group accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the five executive directors of Xchanging etb GmbH and two members of the supervisory board of XTB are employees of the Group. The Group’s arrangements with Xchanging include a 12-year outsourcing agreement for security settlement services and a 10-year outsourcing agreement for the provision of security settlement to Sal. Oppenheim. The outsourcing arrangements are aimed at reducing costs without compromising service quality. In 2010 and 2009, the Group received services from XTB with volume of € 113 million and € 104 million, respectively. In 2010 and 2009, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 20 million and € 29 million, respectively, to XTB.
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

in € m.	2010	2009
Deutsche Bank securities held in plan assets:
Equity shares	–	–
Bonds	16	–
Other securities	83	26

Total	99	26

Property occupied by/other assets used by Deutsche Bank	–	–
Derivatives: Market value for which DB (or subsidiary) is a counterparty	(2)	177
Derivatives: Notional amount for which DB (or subsidiary) is a counterparty	14,966	11,604
Fees paid from Fund to any Deutsche Bank asset manager(s)	24	21

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 38 – Information on Subsidiaries	F-165
38 –
Information on Subsidiaries
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.
Significant Subsidiaries
The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States
Deutsche Bank Luxembourg S.A.[4]	Luxembourg
Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany
DB Valoren S.á.r.l.[6]	Luxembourg
DB Equity S.á.r.l.[7]	Luxembourg
Deutsche Postbank AG8	Bonn, Germany

[1]	This company is a holding company for most of the Group subsidiaries in the United States.

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

[4]
The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of Euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and starting 2010 as risk hub for the loan exposure management group, and private banking.

[5]	The company serves private individuals, affluent clients and small business clients with banking products.

[6]	This company is a holding company for Deutsche Bank subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.á.r.l.

[7]	The company is the holding company for a part of the Group’s stake in Deutsche Postbank AG.

[8]	The business activities of this company comprise retail banking, business with corporate customers, money and capital markets activities as well as home savings loans.
The Group owns 100 % of the equity and voting interests in these significant subsidiaries, except for Deutsche Postbank AG, of which the Group owns shares representing 52.03 % of the equity and voting rights as of December 31, 2010, and, taking into account certain financial instruments held by us, a total equity interest of 79.45%. They prepare financial statements as of December 31, 2010 and are included in the Group’s consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.
Subsidiaries may have restrictions on their ability to transfer funds, including payment of dividends and repayment of loans, to Deutsche Bank AG. Reasons for the restrictions include:
•	Central bank restrictions relating to local exchange control laws
•	Central bank capital adequacy requirements
•
Local corporate laws, for example limitations regarding the transfer of funds to the parent when the respective entity has a loss carried forward not covered by retained earnings or other components of capital.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 39 – Insurance and Investment Contracts	F-166
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
Investees where the Group owns more than half of the Voting Rights
The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when
•	another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
•	another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
•	another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
•	another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
39 –
Insurance and Investment Contracts
Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2010			Dec 31, 2009
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,899	(158)[1]	4,741	4,613	(1,534)	3,079
Investment contracts	7,898	–	7,898	7,278	–	7,278

Total	12,797	(158)	12,639	11,891	(1,534)	10,357

[1]
In line with the change in presentation of longevity reinsurance contracts to show the net cash flows, the amount included as reinsurance contracts above reflects the net payments expected under such contracts. The effect of this change is to reduce 2010’s amount by an amount equivalent to the gross balance sheet value of annuity contracts subject to reinsurance which was € 1,423 million.

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact to their respective balance sheet line items.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 39 – Insurance and Investment Contracts	F-167
Carrying Amount
The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2010		2009
	Insurance	Investment	Insurance	Investment
in € m.	contracts	contracts	contracts	contracts
Balance, beginning of year	4,613	7,278	3,963	5,977

New business	257	153	121	171
Claims/withdrawals paid	(463)	(609)	(285)	(549)
Other changes in existing business	331	843	427	1,145
Exchange rate changes	161	233	387	534

Balance, end of year	4,899	7,898	4,613	7,278

Other changes in existing business for the investment contracts of € 843 million and € 1,145 million are principally attributable to changes in the underlying assets’ fair value for the years ended December 31, 2010 and December 31, 2009, respectively.
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
Costs
For non-linked contracts, allowance is made explicitly for future expected per policy costs.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 39 – Insurance and Investment Contracts	F-168
Other Assumptions
The take-up rate of guaranteed annuity rate options on pension business is assumed to be 64 % for the year ended December 31, 2010 and 60 % for the year ended December 31, 2009.
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
Key Changes in Assumptions
Upon acquisition of Abbey Life Assurance Company Limited in October 2007, liabilities for insurance contracts were recalculated from a regulatory basis to a best estimate basis in line with the provisions of IFRS 4. The non-economic assumptions set at that time have not been changed but the economic assumptions have been reviewed in line with changes in key economic indicators. For annuity contracts, the liability was valued using the locked-in basis determined at the date of acquisition.
Sensitivity Analysis (in respect of Insurance Contracts only)
The following table presents the sensitivity of the Group’s profit before tax and equity to changes in some of the key assumptions used for insurance contract liability calculations. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged.

	Impact on profit before tax		Impact on equity
in € m.	2010	2009[2]	2010	2009[2]
Variable:
Mortality[1] (worsening by ten percent)	(12)	(11)	(9)	(8)
Renewal expense (ten percent increase)	(2)	(2)	(1)	(1)
Interest rate (one percent increase)	14	7	(112)	(108)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

[2]	Prior year amounts have been adjusted.
For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations (“PADs”). For these contracts any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change, and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 40 – Current and Non-Current Assets and Liabilities	F-169
40 –
Current and Non-Current Assets and Liabilities
The following tables present an analysis of each asset and liability line item by amounts recovered or settled within or after one year as of December 31, 2010 and December 31, 2009.
Asset items as of December 31, 2010, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Cash and due from banks	17,157	–	17,157
Interest-earning deposits with banks	91,471	906	92,377
Central bank funds sold and securities purchased under resale agreements	19,923	442	20,365
Securities borrowed	28,916	–	28,916
Financial assets at fair value through profit or loss	1,069,579	31,418	1,100,997
Financial assets available for sale	7,859	46,407	54,266
Equity method investments	–	2,608	2,608
Loans	128,157	279,572	407,729
Property and equipment	–	5,802	5,802
Goodwill and other intangible assets	–	15,594	15,594
Other assets	137,751	11,478	149,229
Assets for current tax	2,048	201	2,249

Total assets before deferred tax assets	1,502,861	394,428	1,897,289

Deferred tax assets			8,341

Total assets			1,905,630

Liability items as of December 31, 2010, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Deposits	475,255	58,729	533,984
Central bank funds purchased and securities sold under repurchase agreements	26,314	1,608	27,922
Securities loaned	3,078	198	3,276
Financial liabilities at fair value through profit or loss	833,642	20,440	854,082
Other short-term borrowings	64,990	–	64,990
Other liabilities	169,192	12,635	181,827
Provisions	2,204	–	2,204
Liabilities for current tax	960	1,776	2,736
Long-term debt	28,870	140,790	169,660
Trust preferred securities	1,334	10,916	12,250
Obligation to purchase common shares	–	–	–

Total liabilities before deferred tax liabilities	1,605,839	247,092	1,852,931

Deferred tax liabilities			2,307

Total liabilities			1,855,238

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 40 – Current and Non-Current Assets and Liabilities	F-170
Asset items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Cash and due from banks	9,346	–	9,346
Interest-earning deposits with banks	46,383	850	47,233
Central bank funds sold and securities purchased under resale agreements	6,587	233	6,820
Securities borrowed	43,509	–	43,509
Financial assets at fair value through profit or loss	943,143	22,177	965,320
Financial assets available for sale	3,605	15,214	18,819
Equity method investments	–	7,788	7,788
Loans	93,781	164,324	258,105
Property and equipment	–	2,777	2,777
Goodwill and other intangible assets	–	10,169	10,169
Other assets	113,255	8,283	121,538
Assets for current tax	1,247	843	2,090

Total assets before deferred tax assets	1,260,856	232,658	1,493,514

Deferred tax assets			7,150

Total assets			1,500,664

Liability items as of December 31, 2009, follow.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2009
Deposits	310,805	33,415	344,220
Central bank funds purchased and securities sold under repurchase agreements	45,453	42	45,495
Securities loaned	5,098	466	5,564
Financial liabilities at fair value through profit or loss	702,804	19,470	722,274
Other short-term borrowings	42,897	–	42,897
Other liabilities	147,506	6,775	154,281
Provisions	1,307	–	1,307
Liabilities for current tax	729	1,412	2,141
Long-term debt	18,895	112,887	131,782
Trust preferred securities	746	9,831	10,577
Obligation to purchase common shares	–	–	–

Total liabilities before deferred tax liabilities	1,276,240	184,298	1,460,538

Deferred tax liabilities			2,157

Total liabilities			1,462,695

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 41 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements	F-171
41 –
Condensed Deutsche Bank AG (Parent Company only) Financial Statements
Condensed Statement of Income

in € m.	2010	2009	2008
Interest income, excluding dividends from subsidiaries	15,421	16,732	38,239
Dividends received from subsidiaries:
Bank subsidiaries	302	456	2,221
Nonbank subsidiaries	1,941	1,772	2,251
Interest expense	10,432	13,008	36,015

Net interest and dividend income	7,232	5,952	6,696

Provision for credit losses	395	2,390	259

Net interest and dividend income after provision for credit losses	6,837	3,562	6,437

Noninterest income:
Commissions and fee income	3,528	3,358	3,163
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,278	3,842	(3,607)
Other income (loss)[1]	(570)	(753)	(206)

Total noninterest income	6,236	6,447	(650)

Noninterest expenses:
Compensation and benefits	5,954	5,553	4,552
General and administrative expenses	4,660	4,126	3,917
Services provided by (to) affiliates, net	(120)	81	(370)

Total noninterest expenses	10,494	9,760	8,099

Income (loss) before income taxes	2,579	249	(2,312)

Income tax expense (benefit)	592	(932)	(1,356)

Net income (loss) attributable to Deutsche Bank shareholders	1,987	1,181	(956)

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 41 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements	F-172
Condensed Balance Sheet

in € m.	Dec 31, 2010	Dec 31, 2009
Assets:
Cash and due from banks:
Bank subsidiaries	125	279
Other	8,831	5,790
Interest-earning deposits with banks:
Bank subsidiaries	79,677	62,314
Other	66,421	26,450
Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	552	235
Nonbank subsidiaries	71,498	20,926
Other	15,755	22,264
Financial assets at fair value through profit or loss:
Bank subsidiaries	16,268	6,701
Nonbank subsidiaries	31,122	40,991
Other	890,838	758,800
Financial assets available for sale	11,044	11,128
Investments in associates	1,464	588
Investment in subsidiaries:
Bank subsidiaries	16,072	8,653
Nonbank subsidiaries	33,175	35,208
Loans:
Bank subsidiaries	14,931	15,811
Nonbank subsidiaries	83,313	89,118
Other	111,426	107,354
Other assets:
Bank subsidiaries	2,683	1,943
Nonbank subsidiaries	26,710	33,327
Other	100,067	93,893

Total assets	1,581,972	1,341,773

Liabilities and shareholders’ equity:
Deposits:
Bank subsidiaries	107,619	86,764
Nonbank subsidiaries	60,889	61,014
Other	243,971	205,206
Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	1,671	2,817
Nonbank subsidiaries	20,538	16,371
Other	7,238	11,319
Financial liabilities at fair value through profit or loss:
Bank subsidiaries	17,434	7,913
Nonbank subsidiaries	25,590	38,220
Other	725,928	597,165
Other short-term borrowings:
Bank subsidiaries	464	285
Nonbank subsidiaries	116	171
Other	27,320	21,455
Other liabilities:
Bank subsidiaries	2,200	1,883
Nonbank subsidiaries	43,229	15,176
Other	111,448	104,662
Long-term debt	148,872	145,606

Total liabilities	1,544,527	1,316,027

Total shareholders’ equity	37,445	25,746

Total liabilities and shareholders’ equity	1,581,972	1,341,773

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 41 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements	F-173
Condensed Statement of Cash Flows

in € m.	2010	2009	2008
Net cash provided by (used in) operating activities	19,151	(1,822)	35,768
Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,901	4,359	6,270
Maturities of financial assets available for sale	1,724	6,499	15,878
Sale of investments in associates	144	168	218
Sale of property and equipment	51	10	7
Purchase of:
Financial assets available for sale	(5,882)	(6,891)	(26,496)
Investments in associates	(54)	(291)	(301)
Property and equipment	(571)	(424)	(348)
Net change in investments in subsidiaries	(6,246)	(2,189)	(2,187)
Other, net	(304)	(137)	(15)

Net cash provided by (used in) investing activities	(6,237)	1,104	(6,974)

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,246	1,677	22
Repayments and extinguishments of subordinated long-term debt	(88)	(1,044)	(203)
Common shares issued under share-based compensation plans	–	–	19
Capital increase	10,060	–	2,200
Purchases of treasury shares	(14,369)	(19,189)	(21,708)
Sale of treasury shares	12,709	18,070	21,400
Cash dividends paid	(465)	(309)	(2,274)

Net cash provided by (used in) financing activities	9,093	(795)	(544)

Net effect of exchange rate changes on cash and cash equivalents	502	365	(125)
Net increase (decrease) in cash and cash equivalents	22,509	(1,148)	28,125
Cash and cash equivalents at beginning of period	59,115	60,263	32,138
Cash and cash equivalents at end of period	81,624	59,115	60,263
Net cash provided by (used in) operating activities include
Income taxes received, net	(93)	(1,082)	(1,923)
Interest paid	10,439	14,295	37,191
Interest and dividends received	17,691	21,017	44,524
Cash and cash equivalents comprise
Cash and due from banks	8,956	6,069	6,089
Demand deposits with banks	72,668	53,046	54,174

Total	81,624	59,115	60,263

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-174
The following table presents the Parent Company’s long-term debt by remaining maturities.

							Total	Total
By remaining maturities	Due in	Due in	Due in	Due in	Due in	Due after	Dec 31,	Dec 31,
in € m.	2011	2012	2013	2014	2015	2015	2010	2009
Senior debt:
Bonds and notes:
Fixed rate	12,794	12,397	8,143	7,132	15,041	24,640	80,147	79,735
Floating rate	10,242	10,586	6,012	1,981	3,724	16,685	49,230	48,323
Subordinated debt
Bonds and notes:
Fixed rate	2,786	1,546	2,273	501	1,600	6,275	14,981	13,317
Floating rate	3,025	657	224	233	84	291	4,514	4,231

Total long-term debt	28,847	25,186	16,652	9,847	20,449	47,891	148,872	145,606

42 –
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
Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, an indirect wholly-owned subsidiary of Deutsche Bank AG organized in the form of a Delaware business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a second wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the following 2010 condensed consolidating balance sheet, a total of €5.1 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-175
Each such issuance of Trust Preferred Securities is described in the table below.

Earliest
Trust	LLC	Issuance Date	Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	October 18, 2011	€452 million
Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€602 million
Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	August 20, 2012	€866 million
Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	December 15, 2012	€606 million
Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€1,487 million
Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008[2]	June 30, 2018	€1,043 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2010.

[2]	On March 30, 2010, Deutsche Bank AG additionally issued an amount of U.S.$120 million.
Condensed Consolidating Statement of Income

					Deutsche
2010			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	17,664	627	23,571	(13,083)	28,779
Interest expense	10,432	125	12,559	(9,920)	13,196

Net interest and dividend income	7,232	502	11,012	(3,163)	15,583

Provision for credit losses	395	58	992	(171)	1,274
Net interest and dividend income after provision for credit losses	6,837	444	10,020	(2,992)	14,309

Noninterest income:
Commissions and fee income	3,528	725	6,416	–	10,669
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,278	(211)	(712)	999	3,354
Net gains (losses) on financial assets available for sale	11	(2)	41	151	201
Other income	(581)	18	(1,133)	456	(1,240)

Total noninterest income	6,236	530	4,612	1,606	12,984

Noninterest expenses:
Compensation and benefits	5,954	450	6,267	–	12,671
Other expenses	4,540	238	6,522	(653)	10,647

Total noninterest expenses	10,494	688	12,789	(653)	23,318

Income (loss) before income taxes	2,579	286	1,843	(733)	3,975

Income tax expense (benefit)	592	(59)	525	587	1,645
Net income (loss)	1,987	345	1,318	(1,320)	2,330

Net income (loss) attributable to noncontrolling interests	–	2	(2)	20	20

Net income (loss) attributable to Deutsche Bank shareholders	1,987	343	1,320	(1,340)	2,310

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-176
2009

					Deutsche
			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,960	733	24,744	(17,484)	26,953
Interest expense	13,008	274	14,194	(12,982)	14,494

Net interest and dividend income	5,952	459	10,550	(4,502)	12,459

Provision for credit losses	2,390	158	1,012	(930)	2,630

Net interest and dividend income after provision for credit losses	3,562	301	9,538	(3,572)	9,829

Noninterest income:
Commissions and fee income	3,358	582	4,971	–	8,911
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	3,842	(25)	3,447	(155)	7,109
Net gains (losses) on financial assets available for sale	(219)	2	(334)	148	(403)
Other income	(534)	30	(83)	463	(124)

Total noninterest income	6,447	589	8,001	456	15,493

Noninterest expenses:
Compensation and benefits	5,553	429	5,328	–	11,310
Other expenses	4,207	225	4,990	(612)	8,810

Total noninterest expenses	9,760	654	10,318	(612)	20,120

Income (loss) before income taxes	249	236	7,221	(2,504)	5,202
Income tax expense (benefit)	(932)	132	1,039	5	244

Net income (loss)	1,181	104	6,182	(2,509)	4,958

Net income (loss) attributable to noncontrolling interests	–	2	(2)	(15)	(15)

Net income (loss) attributable to Deutsche Bank shareholders	1,181	102	6,184	(2,494)	4,973

2008

					Deutsche
				Consolidating	Bank AG
in € m.	Parent	DBTC	Other subsidiaries	entries	consolidated
Net interest income:
Interest income, including dividends from subsidiaries	42,711	1,307	43,220	(32,689)	54,549
Interest expense	36,015	809	30,759	(25,487)	42,096

Net interest and dividend income	6,696	498	12,461	(7,202)	12,453

Provision for credit losses	259	15	802	–	1,076

Net interest and dividend income after provision for credit losses	6,437	483	11,659	(7,202)	11,377

Noninterest income:
Commissions and fee income	3,163	601	5,977	–	9,741
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	(3,607)	(148)	(6,906)	669	(9,992)
Net gains (losses) on financial assets available for sale	(335)	14	975	12	666
Other income	129	2	623	(9)	745

Total noninterest income	(650)	469	669	672	1,160

Noninterest expenses:
Compensation and benefits	4,552	383	4,671	–	9,606
Other expenses	3,547	219	5,016	(110)	8,672

Total noninterest expenses	8,099	602	9,687	(110)	18,278

Income (loss) before income taxes	(2,312)	350	2,641	(6,420)	(5,741)
Income tax expense (benefit)	(1,356)	91	(960)	380	(1,845)

Net income (loss)	(956)	259	3,601	(6,800)	(3,896)

Net income (loss) attributable to noncontrolling interests	–	14	33	(108)	(61)
Net income (loss) attributable to Deutsche Bank shareholders	(956)	245	3,568	(6,692)	(3,835)

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-177
Condensed Consolidating Balance Sheet
Dec 31, 2010

					Deutsche
			Other sub-	Consolidating	Bank AG
in € m.	Parent	DBTC	sidiaries	entries	consolidated
Assets:
Cash and due from banks	8,956	228	11,967	(3,994)	17,157
Interest-earning deposits with banks	146,098	14,670	209,485	(277,876)	92,377
Central bank funds sold, securities purchased under resale agreements, securities borrowed	87,805	2,305	61,269	(102,098)	49,281
Financial assets at fair value through profit or loss	938,228	3,787	268,969	(109,987)	1,100,997
Financial assets available for sale	11,044	1,706	74,431	(32,915)	54,266
Investments in associates/equity method investments	1,464	–	1,161	(17)	2,608
Loans	209,670	23,781	375,573	(201,295)	407,729
Other assets	178,707	2,463	169,914	(169,869)	181,215

Total assets	1,581,972	48,940	1,172,769	(898,051)	1,905,630

Liabilities:
Deposits	412,479	18,301	386,886	(283,682)	533,984
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	29,447	4,801	99,017	(102,067)	31,198
Financial liabilities at fair value through profit or loss	768,952	530	185,916	(101,316)	854,082
Other short-term borrowings	27,900	18,699	113,713	(95,322)	64,990
Other liabilities	156,877	2,221	121,452	(91,476)	189,074
Long-term debt	148,872	1,013	166,180	(146,405)	169,660
Trust preferred securities	–	–	12,816	(566)	12,250

Total liabilities	1,544,527	45,565	1,085,980	(820,834)	1,855,238

Total shareholders’ equity	37,445	2,632	85,749	(76,983)	48,843

Noncontrolling interests	–	743	1,040	(234)	1,549
Total equity	37,445	3,375	86,789	(77,217)	50,392

Total liabilities and equity	1,581,972	48,940	1,172,769	(898,051)	1,905,630

Dec 31, 2009

					Deutsche
				Consolidating	Bank AG
in € m.	Parent	DBTC	Other subsidiaries	entries	consolidated
Assets:
Cash and due from banks	6,069	296	5,583	(2,602)	9,346
Interest-earning deposits with banks	88,764	15,892	178,771	(236,194)	47,233
Central bank funds sold, securities purchased under resale agreements, securities borrowed	43,425	1,435	49,460	(43,991)	50,329
Financial assets at fair value through profit or loss	806,492	3,238	192,774	(37,184)	965,320
Financial assets available for sale	11,128	1,094	42,543	(35,946)	18,819
Investments in associates/equity method investments	588	–	7,200	–	7,788
Loans	212,283	21,885	234,270	(210,333)	258,105
Other assets	173,024	2,060	100,100	(131,460)	143,724

Total assets	1,341,773	45,900	810,701	(697,710)	1,500,664

Liabilities:
Deposits	352,984	15,007	215,628	(239,399)	344,220
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	30,507	3,827	60,745	(44,020)	51,059
Financial liabilities at fair value through profit or loss	643,298	325	103,980	(25,329)	722,274
Other short-term borrowings	21,911	20,541	110,350	(109,905)	42,897
Other liabilities	121,721	2,003	101,120	(64,958)	159,886
Long-term debt	145,606	1,332	131,787	(146,943)	131,782
Trust preferred securities	–	–	10,999	(422)	10,577

Total liabilities	1,316,027	43,035	734,609	(630,976)	1,462,695

Total shareholders’ equity	25,746	2,138	74,737	(65,974)	36,647

Noncontrolling interests	–	727	1,355	(760)	1,322
Total equity	25,746	2,865	76,092	(66,734)	37,969

Total liabilities and equity	1,341,773	45,900	810,701	(697,710)	1,500,664

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-178
Condensed Consolidating Statement of Cash Flows
2010

				Deutsche
			Other	Bank AG
in € m.	Parent	DBTC	subsidiaries[1]	consolidated
Net cash provided by (used in) operating activities	19,151	(1,056)	(21,771)	(3,676)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,901	108	5,643	10,652
Maturities of financial assets available for sale	1,724	914	1,543	4,181
Sale of investments in associates/equity method investments	144	–	106	250
Sale of property and equipment	51	14	43	108

Purchase of:
Financial assets available for sale	(5,882)	(1,549)	(6,656)	(14,087)
Investments in associates/equity method investments	(54)	–	(91)	(145)
Property and equipment	(571)	(62)	(240)	(873)

Net cash received for business combinations/divestitures	–	–	8,580	8,580
Other, net	(6,550)	(21)	5,382	(1,189)

Net cash provided by (used in) investing activities	(6,237)	(596)	14,310	7,477

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,246	–	95	1,341
Repayments and extinguishments of subordinated long-term debt	(88)	(418)	277	(229)
Issuances of trust preferred securities	–	–	90	90
Repayments and extinguishments of trust preferred securities	–	–	(51)	(51)
Common shares issued under share-based compensation plans	–	–	–	–
Capital increase	10,060	–	–	10,060
Purchases of treasury shares	(14,369)	–	(997)	(15,366)
Sale of treasury shares	12,709	–	810	13,519
Cash dividends paid	(465)	–	–	(465)
Other, net	–	(28)	221	193

Net cash provided by (used in) financing activities	9,093	(446)	445	9,092

Net effect of exchange rate changes on cash and cash equivalents	502	989	420	1,911
Net increase (decrease) in cash and cash equivalents	22,509	(1,109)	(6,596)	14,804
Cash and cash equivalents at beginning of period	59,115	12,879	(20,445)	51,549
Cash and cash equivalents at end of period	81,624	11,770	(27,041)	66,353

Net cash provided by (used in) operating activities include
Income taxes paid (received), net	(93)	139	738	784
Interest paid	10,439	128	3,173	13,740
Interest and dividends received	17,691	617	11,148	29,456
Cash and cash equivalents comprise
Cash and due from banks	8,956	229	7,972	17,157
Demand deposits with banks	72,668	11,541	(35,013)	49,196

Total	81,624	11,770	(27,041)	66,353

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-179
2009

				Deutsche
			Other	Bank AG
in € m.	Parent	DBTC	subsidiaries[1]	consolidated
Net cash provided by (used in) operating activities	(1,822)	(3,486)	(8,478)	(13,786)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	4,359	303	4,361	9,023
Maturities of financial assets available for sale	6,499	1,869	570	8,938
Sale of investments in associates/equity method investments	168	31	375	574
Sale of property and equipment	10	1	28	39
Purchase of:
Financial assets available for sale	(6,891)	(2,837)	(2,354)	(12,082)
Investments in associates/equity method investments	(291)	–	(3,439)	(3,730)
Property and equipment	(424)	(31)	(137)	(592)
Net cash paid for business combinations/divestitures	–	–	(20)	(20)
Other, net	(2,326)	(15)	592	(1,749)

Net cash provided by (used in) investing activities	1,104	(679)	(24)	401

Cash flows from financing activities:
Issuances of subordinated long-term debt	1,677	–	(1,220)	457
Repayments and extinguishments of subordinated long-term debt	(1,044)	–	(404)	(1,448)
Issuances of trust preferred securities	–	–	1,303	1,303
Repayments and extinguishments of trust preferred securities	–	–	–	–
Common shares issued under share-based compensation plans	–	–	–	–
Capital increase	–	–	–	–
Purchases of treasury shares	(19,189)	–	(49)	(19,238)
Sale of treasury shares	18,070	–	41	18,111
Cash dividends paid	(309)	–	–	(309)
Other, net	–	(17)	121	104

Net cash provided by (used in) financing activities	(795)	(17)	(208)	(1,020)

Net effect of exchange rate changes on cash and cash equivalents	365	(190)	515	690
Net decrease in cash and cash equivalents	(1,148)	(4,372)	(8,195)	(13,715)
Cash and cash equivalents at beginning of period	60,263	17,251	(12,250)	65,264
Cash and cash equivalents at end of period	59,115	12,879	(20,445)	51,549
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	(1,082)	(28)	590	(520)
Interest paid	14,295	266	1,317	15,878
Interest and dividends received	21,017	761	6,433	28,211
Cash and cash equivalents comprise
Cash and due from banks	6,069	296	2,981	9,346
Demand deposits with banks	53,046	12,583	(23,426)	42,203

Total	59,115	12,879	(20,445)	51,549

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank Annual Report 2010 on Form 20-F	Additional Notes 42 – Condensed Consolidating Financial Information	F-180
2008

				Deutsche
			Other	Bank AG
in € m.	Parent	DBTC	subsidiaries[1]	consolidated
Net cash provided by (used in) operating activities	35,768	14,285	(12,936)	37,117

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,270	2,088	11,075	19,433
Maturities of financial assets available for sale	15,878	165	2,670	18,713
Sale of investments in associates/equity method investments	218	69	393	680
Sale of property and equipment	7	16	84	107

Purchase of:
Financial assets available for sale	(26,496)	(747)	(10,576)	(37,819)
Investments in associates/equity method investments	(301)	(27)	(553)	(881)
Property and equipment	(348)	(45)	(546)	(939)

Net cash paid for business combinations/divestitures	–	–	(24)	(24)

Other, net	(2,202)	(19)	2,182	(39)
Net cash provided by (used in) investing activities	(6,974)	1,500	4,705	(769)
Cash flows from financing activities:
Issuances of subordinated long-term debt	22	–	501	523
Repayments and extinguishments of subordinated long-term debt	(203)	(206)	(250)	(659)
Issuances of trust preferred securities	–	–	3,404	3,404
Repayments and extinguishments of trust preferred securities	–	–	–	–
Common shares issued under share-based compensation plans	19	–	–	19
Capital increase	2,200	–	–	2,200
Purchases of treasury shares	(21,708)	–	(28)	(21,736)
Sale of treasury shares	21,400	–	26	21,426
Cash dividends paid	(2,274)	–	–	(2,274)
Other, net	–	(10)	327	317

Net cash provided by (used in) financing activities	(544)	(216)	3,980	3,220

Net effect of exchange rate changes on cash and cash equivalents	(125)	63	(340)	(402)

Net increase (decrease) in cash and cash equivalents	28,125	15,632	(4,591)	39,166
Cash and cash equivalents at beginning of period	32,138	1,619	(7,659)	26,098
Cash and cash equivalents at end of period	60,263	17,251	(12,250)	65,264
Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(1,923)	33	(605)	(2,495)
Interest paid	37,191	913	5,620	43,724
Interest and dividends received	44,524	1,565	8,460	54,549
Cash and cash equivalents comprise
Cash and due from banks	6,089	979	2,758	9,826
Demand deposits with banks	54,174	16,272	(15,008)	55,438

Total	60,263	17,251	(12,250)	65,264

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-1
Supplemental Financial Information (Unaudited)
Industry Guide 3 Information
Amounts for 2010, 2009, 2008, 2007 and 2006 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.
Financial Condition
The following table presents the Group’s average balance sheet and net interest income for the periods specified. The average balances are calculated in general based upon month-end balances. The allocations of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability. Categories of loans include nonaccrual loans.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-2

Average balance sheet and net interest income	2010			2009			2008
in € m.	Average		Average	Average		Average	Average		Average
(unless stated otherwise)	balance	Interest	yield/rate	balance	Interest	yield/rate	balance	Interest	yield/rate
Assets:
Interest-earning deposits with banks:
In German offices	32,333	185	0.57%	24,111	175	0.73%	12,953	464	3.58%
In Non-German offices	40,886	506	1.24%	29,794	458	1.54%	22,083	849	3.84%

Total interest-earning deposits with banks	73,219	691	0.94%	53,905	633	1.17%	35,036	1,313	3.75%

Central bank funds sold and securities purchased under resale agreements:
In German offices	1,739	23	1.35%	638	13	2.03%	1,913	103	5.41%
In Non-German offices	11,517	423	3.67%	12,547	307	2.45%	20,005	861	4.30%

Total central bank funds sold and securities purchased under resale agreements	13,256	446	3.37%	13,185	320	2.43%	21,918	964	4.40%

Securities borrowed:
In German offices	52	0	0.06%	1,083	(58)	(5.37)%	3,661	54	1.48%
In Non-German offices	45,202	133	0.29%	37,049	125	0.34%	45,724	957	2.09%

Total securities borrowed	45,254	133	0.29%	38,132	67	0.18%	49,385	1,011	2.05%

Interest-earning financial assets at fair value through profit or loss:
In German offices	42,878	987	2.30%	28,033	936	3.34%	51,923	2,466	4.75%
In Non-German offices	445,754	14,602	3.28%	396,579	12,698	3.20%	710,867	32,472	4.57%

Total interest-earning financial assets at fair value through profit or loss	488,632	15,589	3.19%	424,612	13,634	3.21%	762,790	34,938	4.58%

Financial assets available for sale:
In German offices	13,755	413	3.01%	7,631	208	2.73%	13,286	488	3.67%
In Non-German offices	13,259	424	3.19%	13,729	379	2.76%	24,430	1,084	4.44%

Total financial assets available for sale	27,014	837	3.10%	21,360	587	2.75%	37,716	1,572	4.17%

Loans:
In German offices	126,181	4,741	3.76%	114,487	4,736	4.14%	98,051	5,425	5.53%
In Non-German offices	163,391	5,481	3.35%	155,533	5,819	3.74%	135,495	6,844	5.05%

Total loans	289,572	10,222	3.53%	270,020	10,555	3.91%	233,546	12,269	5.25%

Total other interest-earning assets	56,833	861	1.52%	58,387	1,157	1.98%	76,275	2,482	3.25%

Total interest-earning assets	993,780	28,779	2.90%	879,601	26,953	3.06%	1,216,666	54,549	4.48%

Cash and due from banks	10,745			8,907			8,680
Noninterest-earning financial assets at fair value through profit or loss:
In German offices	294,329			322,362			196,527
In Non-German offices	434,066			571,756			578,295
All other assets	158,923			130,232			154,359
Allowance for credit losses	(3,455)			(2,732)			(1,741)

Total assets	1,888,388			1,910,126			2,152,786

% of assets attributable to Non-German offices	71%			72%			81%

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-3

Average balance sheet and net interest income			2010			2009			2008
in € m.	Average		Average	Average		Average			Average
(unless stated otherwise)	balance	Interest	yield/rate	balance	Interest	yield/rate	Average balance	Interest	yield/rate
Liabilities and equity:
Interest-bearing deposits:
In German offices:
Time deposits	38,896	681	1.75%	35,897	628	1.75%	45,116	1,761	3.90%
Savings deposits	51,564	735	1.43%	52,856	1,462	2.77%	44,117	1,585	3.59%
Demand deposits	51,396	249	0.48%	46,066	306	0.66%	44,912	1,227	2.73%

Total in German offices	141,856	1,665	1.17%	134,819	2,396	1.78%	134,145	4,573	3.41%

In Non-German offices:
Time deposits	118,265	1,165	0.98%	107,669	1,699	1.58%	173,068	5,622	3.25%
Savings deposits	21,466	226	1.05%	13,659	260	1.90%	10,111	254	2.52%
Demand deposits	73,931	744	1.01%	82,338	764	0.93%	91,880	2,566	2.79%

Total in Non-German offices	213,662	2,135	1.00%	203,666	2,723	1.34%	275,059	8,442	3.07%

Total interest-bearing deposits	355,518	3,800	1.07%	338,485	5,119	1.51%	409,204	13,015	3.18%
Central bank funds purchased and securities sold under repurchase agreements:
In German offices	3,942	32	0.81%	4,104	28	0.69%	11,431	346	3.03%
In Non-German offices	48,009	269	0.56%	73,027	252	0.34%	167,767	4,079	2.43%

Total central bank funds purchased and securities sold under repurchase agreements	51,951	301	0.58%	77,131	280	0.36%	179,198	4,425	2.47%

Securities loaned:
In German offices	26	(2)	(8.35)%	92	(2)	(2.54)%	256	0	0.19%
In Non-German offices	8,750	280	3.21%	3,981	271	6.81%	9,469	304	3.21%

Total securities loaned	8,776	278	3.17%	4,073	269	6.60%	9,725	304	3.13%

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	25,130	700	2.79%	17,624	561	3.18%	31,122	1,462	4.70%
In Non-German offices	209,298	5,319	2.54%	153,720	3,942	2.56%	285,323	13,349	4.68%

Total interest-bearing financial liabilities at fair value through profit or loss	234,428	6,019	2.57%	171,344	4,503	2.63%	316,445	14,811	4.68%

Other short-term borrowings:
In German offices	1,606	43	2.70%	1,665	102	6.13%	2,056	115	5.59%
In Non-German offices	53,881	332	0.62%	45,851	696	1.52%	50,925	1,790	3.51%

Total other short-term borrowings	55,487	375	0.68%	47,516	798	1.68%	52,981	1,905	3.60%

Long-term debt and trust preferred securities:
In German offices	67,903	541	0.80%	64,401	1,318	2.05%	62,041	3,071	4.95%
In Non-German offices	87,175	1,730	1.98%	79,057	1,974	2.50%	76,445	2,773	3.63%

Total long-term debt and trust preferred securities	155,078	2,271	1.46%	143,458	3,292	2.29%	138,486	5,844	4.22%

Total other interest-bearing liabilities	72,299	152	0.21%	71,376	233	0.33%	73,592	1,792	2.43%

Total interest-bearing liabilities	933,537	13,196	1.41%	853,383	14,494	1.70%	1,179,631	42,096	3.57%

Noninterest-bearing deposits:
In German offices	40,846			32,515			22,380
In Non-German offices	13,370			9,821			7,655
Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	280,320			305,329			188,442
In Non-German offices	427,702			549,164			568,384
All other noninterest-bearing liabilities	149,801			124,700			150,102

Total shareholders’ equity	41,712			34,016			34,442

Noncontrolling interests	1,100			1,198			1,750

Total equity	42,812			35,214			36,192

Total liabilities and equity	1,888,388			1,910,126			2,152,786

% of liabilities attributable to Non-German offices	64%			65%			74%
Rate spread	1.48%			1.37%			0.91%
Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.60%			1.00%			0.14%
In Non-German offices	1.58%			1.55%			1.35%

Total	1.57%			1.42%			1.02%

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

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-4

	2010 over 2009 due to changes in			2009 over 2008 due to changes in
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:
Interest-earning deposits with banks:
German offices	10	52	(42)	(289)	234	(523)
Non-German offices	48	149	(101)	(391)	231	(622)

Total interest-earning deposits with banks	58	201	(143)	(680)	465	(1,145)

Central bank funds sold and securities purchased under resale agreements:
German offices	10	16	(6)	(91)	(47)	(44)
Non-German offices	116	(27)	143	(553)	(257)	(296)

Total central bank funds sold and securities purchased under resale agreements	126	(11)	137	(644)	(304)	(340)

Securities borrowed:
German offices	58	28	30	(112)	(15)	(97)
Non-German offices	8	25	(17)	(832)	(153)	(679)

Total securities borrowed	66	53	13	(944)	(168)	(776)

Financial assets at fair value through profit or loss:
German offices	51	399	(348)	(1,530)	(930)	(600)
Non-German offices	1,904	1,605	299	(19,774)	(11,795)	(7,979)

Total financial assets at fair value through profit or loss	1,955	2,004	(49)	(21,304)	(12,725)	(8,579)

Financial assets available for sale
German offices	205	182	23	(280)	(174)	(106)
Non-German offices	45	(13)	58	(705)	(378)	(327)

Total financial assets available for sale	250	169	81	(985)	(552)	(433)

Loans:
German offices	5	460	(455)	(689)	818	(1,507)
Non-German offices	(338)	284	(622)	(1,025)	917	(1,942)

Total loans	(333)	744	(1,077)	(1,714)	1,735	(3,449)

Other interest-earning assets	(296)	133	(429)	(1,325)	90	(1,415)

Total interest and similar income	1,826	3,293	(1,467)	(27,596)	(11,459)	(16,137)

Interest expense:

Interest-bearing deposits:
German offices	(731)	119	(850)	(2,177)	23	(2,200)
Non-German offices	(588)	129	(717)	(5,719)	(1,802)	(3,917)

Total interest-bearing deposits	(1,319)	248	(1,567)	(7,896)	(1,779)	(6,117)

Central bank funds purchased and securities sold under repurchase agreements:
German offices	4	(1)	5	(318)	(144)	(174)
Non-German offices	17	(106)	123	(3,827)	(1,519)	(2,308)

Total central bank funds purchased and securities sold under repurchase agreements	21	(107)	128	(4,145)	(1,663)	(2,482)

Securities loaned:
German offices	0	3	(3)	(2)	0	(2)
Non-German offices	9	206	(197)	(33)	(243)	210

Total securities loaned	9	209	(200)	(35)	(243)	208

Financial liabilities at fair value through profit or loss:
German offices	139	216	(77)	(901)	(517)	(384)
Non-German offices	1,377	1,413	(36)	(9,407)	(4,752)	(4,655)

Total financial liabilities at fair value through profit or loss	1,516	1,629	(113)	(10,308)	(5,269)	(5,039)

Other short-term borrowings:
German offices	(59)	(25)	(34)	(13)	(23)	10
Non-German offices	(364)	149	(513)	(1,094)	(124)	(970)

Total other short-term borrowings	(423)	124	(547)	(1,107)	(147)	(960)

Long-term debt and trust preferred securities:
German offices	(777)	68	(845)	(1,753)	113	(1,866)
Non-German offices	(244)	189	(433)	(799)	92	(891)

Total long-term debt and trust preferred securities	(1,021)	257	(1,278)	(2,552)	205	(2,757)

Other interest-bearing liabilities	(81)	37	(118)	(1,559)	(65)	(1,494)

Total interest expense	(1,298)	2,397	(3,695)	(27,602)	(8,961)	(18,641)

Net change in net interest income	3,124	896	2,228	6	(2,498)	2,504

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-5
Investment Portfolio (Securities Available for Sale)
The fair values of the Group’s investment portfolio as of December 31, 2010, 2009 and 2008 were as follows.

in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Debt securities:
German government	4,053	2,585	2,672
U.S. Treasury and U.S. government agencies	1,632	901	302
U.S. local (municipal) governments	563	1	1
Other foreign governments	17,688	3,832	3,700
Corporates	19,901	4,280	6,035
Other asset-backed securities	1,780	999	372
Mortgage-backed securities, including obligations of U.S. federal agencies	155	815	87
Other debt securities	442	438	4,797

Total debt securities	46,214	13,851	17,966

Equity securities:
Equity shares	3,296	3,192	4,539
Investment certificates and mutual funds	132	76	208

Total equity securities	3,428	3,268	4,747

Total	49,642	17,119	22,713

As of December 31, 2010, there were no securities of an individual issuer that exceeded 10 % of the Group’s total shareholders’ equity.
The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2010:

			More than one year and up		More than five years and up
	Up to one year		to five years		to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	181	2.37%	366	2.59%	572	3.54%	2,934	3.60%	4,053	3.44%
U.S. Treasury and U.S. government agencies	969	0.42%	645	0.39%	18	3.50%	–	–	1,632	0.44%
U.S. local (municipal) governments	2	1.06%	–	–	41	5.00%	520	4.99%	563	4.98%
Other foreign governments	1,417	2.46%	6,270	3.31%	7,099	4.05%	2,902	4.14%	17,688	3.68%
Corporates	2,732	3.45%	9,573	3.51%	6,267	4.47%	1,329	5.66%	19,901	3.95%
Other asset-backed securities	98	1.29%	112	3.73%	606	2.76%	964	3.89%	1,780	3.39%
Mortgage-backed securities, including obligations of U.S. federal agencies	5	1.03%	60	2.51%	15	1.31%	75	5.61%	155	3.71%
Other debt securities	82	1.45%	202	1.50%	31	1.95%	128	3.31%	442	2.05%

Total fair value	5,486	2.56%	17,228	3.30%	14,648	4.20%	8,852	4.41%	46,214	3.71%

Total amortized cost	5,500		17,337		14,833		9,249		46,919

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-6
Loans Outstanding
The following table presents the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower.

in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
German:
Banks and insurance	13,858	9,527	12,397	792	1,160
Manufacturing	8,266	7,486	7,268	7,057	6,516
Wholesale and retail trade	3,656	2,901	3,444	3,227	3,013
Households	121,641	50,936	48,514	46,490	44,902
Commercial real estate activities	20,396	13,792	13,869	10,200	10,071
Public sector	18,182	5,922	5,437	3,046	1,812
Lease financing	799	882	1,030	1,548	1,017
Other	20,732	13,851	13,357	12,719	14,239

Total German	207,530	105,297	105,316	85,079	82,730

Non-German:
Banks and insurance	24,940	12,475	14,601	12,057	11,204
Manufacturing	12,482	9,828	11,775	9,010	7,211
Wholesale and retail trade	9,981	8,037	8,317	5,689	7,501
Households	45,711	34,739	34,862	24,373	24,681
Commercial real estate activities	23,723	15,167	13,214	6,276	3,971
Public sector	5,931	3,650	4,535	2,040	2,341
Lease financing	1,521	1,196	1,670	1,796	2,273
Other	80,073	72,309	78,077	54,368	38,406

Total Non-German	204,362	157,401	167,051	115,610	97,587

Gross loans	411,892	262,698	272,367	200,689	180,318

(Deferred expense)/unearned income	867	1,250	1,148	92	124

Loan less (deferred expense)/unearned income	411,025	261,448	271,219	200,597	180,194

Included in the category Other is fund management activities exposure of €28.0 billion and €26.5 billion for December 31, 2010 and December 31, 2009, respectively.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-7
Loan Maturities and Sensitivity to Changes in Interest Rates
The following table presents an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financing) as of December 31, 2010.

Dec 31, 2010		After one but
in € m.	Within 1 year	within five years	After 5 years	Total
German:
Banks and insurance	3,262	6,349	4,247	13,858
Manufacturing	4,053	3,285	928	8,266
Wholesale and retail trade	2,283	770	603	3,656
Households (excluding mortgages)	4,914	5,717	7,050	17,681
Households – mortgages	5,640	18,768	79,552	103,960
Commercial real estate activities	3,682	6,939	9,775	20,396
Public sector	12,695	1,993	3,494	18,182
Other	7,479	8,450	4,803	20,732

Total German	44,008	52,271	110,452	206,731

Non-German:
Banks and insurance	11,541	8,847	4,552	24,940
Manufacturing	8,059	3,365	1,058	12,482
Wholesale and retail trade	7,554	2,149	278	9,981
Households (excluding mortgages)	6,293	7,768	3,374	17,435
Households – mortgages	4,157	1,693	22,426	28,276
Commercial real estate activities	6,802	11,561	5,360	23,723
Public sector	1,710	921	3,300	5,931
Other	39,484	12,589	28,000	80,073

Total Non-German	85,600	48,893	68,348	202,841

Gross loans	129,608	101,164	178,800	409,572

(Deferred expense)/unearned income	317	110	440	867

Loans less (deferred expense)/unearned income	129,291	101,054	178,360	408,705

The following table presents volumes of the loans in the Group’s loan portfolio (excluding lease financing) as of December 31, 2010, that had residual maturities of more than one year from that date, showing the split between those at fixed and those at floating or adjustable interest rates.

Dec 31, 2010	After one but
in € m.	within five years	After 5 years	Total
Fixed rate loans	72,055	137,769	209,824
Floating or adjustable rate loans	28,997	40,592	69,589

Total	101,054	178,360	279,414

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-8
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

in € m.	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007	Dec 31, 2006
Nonaccrual loans:
German	2,064	1,811	1,738	1,913	2,167
Non-German	4,854	6,312	2,472	918	753

Total nonaccrual loans	6,918	8,123	4,210	2,831	2,920

Loans 90 days or more past due and still accruing:
German	288	310	183	199	183
Non-German	14	11	18	21	2

Total loans 90 days or more past due and still accruing	302	321	201	220	185

Troubled debt restructuring:
German	160	121	122	49	85
Non-German	1,055	348	22	44	24

Total troubled debt restructuring	1,215	469	144	93	109

Additionally, as of December 31, 2010, the Group had €8 million of lease financing transactions that were nonperforming. This amount is not included in the Group’s total problem loans.
The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded, in 2010, if those loans had been current in accordance with their original terms and had been outstanding throughout 2010 or since their origination, if the Group only held them for part of 2010. It also shows the amount of interest income on those loans that was included in net income for 2010. The reduction of interest revenue the Group experienced from the nonperforming other interest bearing assets was immaterial to the Group.

in € m.	2010
German loans:
Gross amount of interest that would have been recorded at original rate	73
Less interest, net of reversals, recognized in interest revenue	32
Reduction of interest revenue	41

Non-German loans:
Gross amount of interest that would have been recorded at original rate	107
Less interest, net of reversals, recognized in interest revenue	116
Reduction of interest revenue	(9)

Total reduction of interest revenue	32

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-9
Foreign Outstandings
The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2010, 2009 and 2008. As of December 31, 2010, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

	Banks and	Governments
Dec 31, 2010	other financial	and Official		Commit-	Net local
in € m.	institutions	institutions	Other[1]	ments	country claim	Total	Percent
United States	15,843	22,252	99,468	8,882	219,247	365,692	19.19%
Great Britain	24,894	6,257	41,990	2,049	3,111	78,301	4.11%
Luxembourg	7,522	1,656	40,577	2,131	–	51,886	2.72%
France	11,170	12,337	16,694	7,041	–	47,242	2.48%
Italy	8,251	14,577	6,358	903	9,536	39,625	2.08%
Japan	1,678	5,051	12,884	319	15,816	35,748	1.88%
Netherlands	6,835	5,142	16,966	3,407	–	32,350	1.70%
Spain	10,149	3,706	6,666	1,423	9,607	31,551	1.66%
Switzerland	3,546	722	11,893	3,207	678	20,046	1.05%
Cayman Islands	420	–	13,919	792	4,676	19,807	1.04%
Ireland	2,727	950	12,042	612	1	16,332	0.86%

1	Other includes commercial and industrial, insurance and other loans.

	Banks and	Governments
Dec 31, 2009	other financial	and Official		Commit-	Net local
in € m.	institutions	institutions	Other[1]	ments	country claim	Total	Percent
United States	6,605	13,361	102,981	8,157	397,219	528,323	35.21%
Great Britain	10,132	18,654	16,219	2,472	6,516	53,993	3.60%
Luxembourg	5,865	2,752	31,043	2,050	605	42,315	2.82%
France	4,666	3,478	19,319	5,591	–	33,054	2.20%
Italy	5,380	4,815	12,023	847	7,014	30,079	2.00%
Spain	6,366	2,055	8,011	1,093	7,539	25,064	1.67%
Netherlands	3,240	1,741	13,938	4,851	–	23,770	1.58%
Japan	1,501	1,305	13,971	252	5,946	22,975	1.53%
Switzerland	2,479	1,576	9,427	1,986	274	15,742	1.05%
Cayman Islands	161	81	10,763	1,106	506	12,617	0.84%
Ireland	1,239	619	9,151	515	49	11,573	0.77%

1	Other includes commercial and industrial, insurance and other loans.

	Banks and	Governments
Dec 31, 2008	other financial	and Official		Commit-	Net local country
in € m.	institutions	institutions	Other[1]	ments	claim	Total	Percent
United States	9,296	20,696	107,222	10,787	69,705	217,706	9.88%
Great Britain	13,979	21,968	15,498	2,091	2,979	56,515	2.57%
Luxembourg	4,010	3,387	28,190	2,388	3,325	41,300	1.88%
France	6,071	2,651	22,387	3,848	–	34,957	1.59%
Italy	8,109	3,930	9,407	366	11,494	33,306	1.51%
Netherlands	4,740	1,417	14,649	5,187	–	25,993	1.18%
Cayman Islands	116	54	19,758	5,727	–	25,655	1.16%
Japan	1,625	2,145	16,132	111	4,420	24,433	1.11%
Spain	6,358	2,239	7,980	878	4,831	22,286	1.01%

1	Other includes commercial and industrial, insurance and other loans.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited) S-	S-10
Allowance for Loan Losses
The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m.
(unless stated otherwise)	2010	2009	2008	2007	2006
Balance, beginning of year	3,343	1,938	1,705	1,670	1,832
Charge-offs:
German:
Banks and insurance	(5)	(2)	(2)	(1)	(2)
Manufacturing	(43)	(43)	(53)	(58)	(78)
Wholesale and retail trade	(32)	(23)	(41)	(28)	(40)
Households (excluding mortgages)	(338)	(340)	(330)	(287)	(244)
Households – mortgages	(26)	(23)	(32)	(26)	(35)
Commercial real estate activities	(22)	(6)	(19)	(41)	(96)
Public sector	–	–	–	–	–
Other	(49)	(72)	(127)	(76)	(102)
German total	(515)	(509)	(604)	(518)	(596)
Non-German total	(928)	(713)	(386)	(234)	(136)

Total charge-offs	(1,443)	(1,222)	(990)	(752)	(732)

Recoveries:
German:
Banks and insurance	1	1	1	1	1
Manufacturing	14	11	14	21	19
Wholesale and retail trade	6	7	8	10	9
Households (excluding mortgages)	63	83	81	63	46
Households – mortgages	4	1	3	–	8
Commercial real estate activities	4	7	9	9	16
Public sector	–	–	–	–	–
Other	20	25	41	49	56
German total	112	135	157	153	155
Non-German total	31	31	55	72	133

Total recoveries	143	166	212	225	288

Net charge-offs	(1,300)	(1,056)	(778)	(527)	(444)

Provision for loan losses	1,313	2,597	1,084	651	352
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(60)	(137)	(74)	(88)	(70)
Balance, end of year	3,296	3,343	1,938	1,705	1,670

Percentage of total net charge-offs to average loans for the year	0.45%	0.39%	0.33%	0.28%	0.25%
The Group’s allowance for loan losses as of December 31, 2010 was € 3.3 billion, a 1 % decrease from prior year end. The decrease in the Group’s allowance was principally due to charge-offs, reductions resulting from currency translation and unwinding effects exceeding the Group’s provisions.
The Group’s net charge-offs amounted to € 1.3 billion in 2010. Of the charge-offs for 2010, € 896 million were related to the Group’s corporate credit exposure, of which € 607 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s United Kingdom and Asia-Pacific portfolios, and € 404 million to the Group’s consumer credit exposure, mainly driven by the Group’s German portfolios.
The Group’s provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for the Group’s corporate credit exposures, of which € 278 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-11
loss provisions in the Group’s collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of the Group’s net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominately driven by the challenging credit environment in Spain and Poland during 2009.
The Group’s individually assessed loan loss allowance was € 1.6 billion as of December 31, 2010. The € 386 million decrease in 2010 comprises net provisions of € 562 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 896 million and a € 52 million decrease from currency translation and unwinding effects.
The Group’s collectively assessed loan loss allowance totaled € 1.7 billion as of December 31, 2010, representing an increase of € 339 million against the level reported for the end of 2009 (€ 1.3 billion). Movements in this component comprised a € 751 million provision, being partially offset by € 404 million net charge-offs and a € 8 million net decrease from currency translation and unwinding effects.
The Group’s allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from the € 1.9 billion reported for the end of 2008. The increase in the Group’s allowance was principally due to provisions substantially exceeding charge-offs.
The Group’s gross charge-offs were € 1.2 billion in 2009. Of the charge-offs for 2009, €637 million were related to the Group’s corporate credit exposure, of which € 414 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s U.S. and U.K. portfolios, and € 419 million to the consumer credit exposure, mainly driven by the Group’s German portfolios.
The Group’s provision for loan losses in 2009 was € 2.6 billion, principally driven by €1.8 billion for its corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominately to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe on the back of the overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominately reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-12
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
The Group’s provision for loan losses in 2007 was € 651 million, up € 299 million, or 85%, primarily related to a single counterparty relationship in the Group’s Corporate & Investment Bank Group Division and the Group’s consumer finance growth strategy. In 2007, the Group’s total loan loss provision was principally driven by the Group’s smaller-balance standardized homogeneous loan portfolio.
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

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-13
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
The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2010, 69 % of the Group’s total allowance was attributable to non-German clients compared to 72 % as of December 31, 2009.

in € m.	2010	2009	2008	2007	2006
Balance, beginning of year	2,391	995	615	504	476

Provision for loan losses	820	2,182	752	316	60
Net charge-offs	(897)	(682)	(330)	(162)	(3)
Charge-offs	(928)	(713)	(385)	(234)	(136)
Recoveries	31	31	55	72	133
Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(30)	(104)	(42)	(43)	(29)

Balance, end of year	2,284	2,391	995	615	504

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-14

in € m.
(unless stated otherwise)	Dec 31, 2010		Dec 31, 2009		Dec 31, 2008		Dec 31, 2007		Dec 31, 2006
German:
Individually assessed loan loss allowance:
Banks and insurance	1	3%	2	4%	1	5%	–	–	–	1%
Manufacturing	236	2%	199	3%	165	3%	176	4%	246	4%
Households (excluding mortgages)	42	4%	18	5%	21	5%	24	6%	26	7%
Households – mortgages	4	25%	3	15%	5	13%	5	17%	10	18%
Public sector	–	5%	–	2%	–	2%	–	2%	–	1%
Wholesale and retail trade	95	1%	95	1%	81	1%	88	2%	109	2%
Commercial real estate activities	46	5%	55	5%	60	5%	127	5%	160	6%
Other	135	5%	126	5%	146	5%	189	6%	172	8%
Individually assessed loan loss allowance German total	559		498		479		609		723
Collectively assessed loan loss allowance	453		454		464		481		443

German total	1,012	50%	952	40%	943	39%	1,090	42%	1,166	46%

Non-German:
Individually assessed loan loss allowance	1,084		1,532		499		321		262
Collectively assessed loan loss allowance	1,200		859		496		294		242

Non-German total	2,284	50%	2,391	60%	995	61%	615	58%	504	54%

Total allowance for loan losses	3,296	100%	3,343	100%	1,938	100%	1,705	100%	1,670	100%

Total individually assessed loan loss allowance	1,643		2,030		977		930		985

Total collectively assessed loan loss allowance	1,653		1,313		961		775		684

Total allowance for loan losses	3,296		3,343		1,938		1,705		1,670

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-15
Deposits
The amount of other time deposits in the amount of U.S.$100,000 or more in offices in Germany was € 33.8 billion as of December 31, 2010 thereof with maturities within three months € 19.4 billion, after three months but within six months € 1.8 billion, after six months but within one year € 1.7 billion and after one year € 10.9 billion. There were no certificates of deposits in offices in Germany as of December 31, 2010.
The amount of certificates of deposits and other time deposits in the amount of U.S.$100,000 or more issued by non-German offices was € 51.8 billion as of December 31, 2010.
Total deposits by foreign depositors in German offices were € 33.2 billion, € 32.3 billion and €34.2 billion as of December 31, 2010, 2009 and 2008 respectively.
Return on Equity and Assets

	2010	2009	2008
Return on average shareholders’ equity (post-tax)[1]	5.54%	14.62%	(11.13)%
Return on average total assets (post-tax)[2]	0.12%	0.26%	(0.18)%
Equity to assets ratio[3]	2.21%	1.78%	1.60%
Dividend payout ratio:[4,5]
Basic earnings per share	24%	10%	N/M
Diluted earnings per share	26%	11%	N/M

N/M – Not meaningful

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.

[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.

[3]	Average shareholders’ equity as a percentage of average total assets for each year.

[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.

[5]
The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-16
Short-Term Borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. The following table presents certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances based upon month-end balances.

in € m.
(unless stated otherwise)	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	27,922	45,495	87,117
Average balance	51,951	77,131	179,198
Maximum balance at any month-end	75,113	123,673	223,265
Weighted-average interest rate during the year	0.58%	0.36%	2.47%
Weighted-average interest rate on year-end balance	0.99%	0.77%	2.73%
Securities loaned:
Balance, end of year	3,276	5,564	3,216
Average balance	8,776	4,073	9,725
Maximum balance at any month-end	13,965	9,403	23,996
Weighted-average interest rate during the year	3.17%	6.60%	3.13%
Weighted-average interest rate on year-end balance	1.57%	2.58%	3.52%
Commercial paper:
Balance, end of year	31,322	20,906	26,095
Average balance	24,234	24,805	31,560
Maximum balance at any month-end	31,322	30,857	35,985
Weighted-average interest rate during the year	0.40%	0.82%	3.29%
Weighted-average interest rate on year-end balance	0.52%	0.91%	3.01%
Other:
Balance, end of year	33,668	21,991	13,020
Average balance	31,253	22,711	21,421
Maximum balance at any month-end	38,130	28,377	26,620
Weighted-average interest rate during the year	0.89%	2.62%	4.05%
Weighted-average interest rate on year-end balance	0.31%	2.01%	5.09%

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-17
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
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows:

						2010 increase (decrease)		2009 increase (decrease)
						from 2009		from 2008
in € m.	2010		2009		2008	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	3,975		5,202		(5,741)	(1,227)	(24)	10,943	N/M
Less pre-tax noncontrolling interests	(24)		10		67	(34)	N/M	(57)	(85)
IBIT attributable to Deutsche Bank shareholders	3,951		5,212		(5,675)	(1,261)	(24)	10,887	N/M
Add (deduct):
Certain significant gains (net of related expenses)	(208)	[1]	(236)[2]		(1,325)[3]	29	(12)	1,088	(82)
Certain significant charges	2,338	[4]	138	[5]	572 [6]	2,200	N/M	(433)	(76)
IBIT attributable to the Deutsche Bank shareholders (target definition)	6,082		5,114		(6,427)	968	19	11,541	N/M

N/M – Not meaningful

[1]	Gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of € 208 million as reported in the second quarter 2010.

[2]	Gain from the sale of industrial holdings (Daimler AG) of € 236 million.

[3]	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

[4]	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million.

[5]
Reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.

[6]	Impairment of intangible assets (Asset Management) of € 572 million.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-18
should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

				2010 increase (decrease)		2009 increase (decrease)
in € m.				from 2009		from 2008
(unless stated otherwise)	2010	2009	2008	in € m.	in %[1]	in € m.	in % [1]
Average shareholders’ equity	41,712	34,016	34,442	7,696	23	(426)	(1)

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[2]	102	884	(619)	(782)	(88)	1,503	N/M

Average dividend accruals	(461)	(287)	(1,743)	(174)	61	1,456	(84)

Average active equity	41,353	34,613	32,079	6,740	19	2,534	8
Pre-tax return on average shareholders’ equity	9.5%	15.3%	(16.5)%		(5.8) ppt		31.8 ppt
Pre-tax return on average active equity	9.6%	15.1%	(17.7)%		(5.5) ppt		32.8 ppt
Pre-tax return on average active equity (target definition)	14.7%	14.8%	(20.0)%		(0.1) ppt		34.8 ppt

[1]	Unless stated otherwise.

[2]
The tax effect on average accumulated other comprehensive income excluding foreign currency translation was € (400) million, € (695) million and € (449) million for the years ended December 31, 2010, 2009 and 2008, respectively.

The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, divided by the weighted average number of diluted shares outstanding. For reference, the Group’s diluted earnings per share, which is defined as net income (loss) attributable to Deutsche Bank shareholders (i.e., excluding noncontrolling interests), divided by the weighted average number of diluted shares outstanding, is also provided.
Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

					2010 increase (decrease)		2009 increase (decrease)
in € m.					from 2009		from 2008
(unless stated otherwise)	2010		2009	2008	in € m.	in %	in € m.	in %
Net income (loss) attributable to Deutsche Bank shareholders	2,310		4,973	(3,835)	(2,663)	(54)	8,808	N/M

Add (deduct):
Post-tax effect of certain significant gains/charges	2,130	[1]	(90)[2]	(959)[3]	2,221	N/M	868	(91)
Certain significant tax effects	–		–	–	–	N/M	–	N/M

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	4,440		4,883	(4,794)	(442)	(9)	9,676	N/M

Diluted earnings per share	€ 2.92		€ 6.94	€(6.87)	€(4.02)	(58)	€ 13.81	N/M
Diluted earnings per share (target definition)	€ 5.62		€ 6.82	€(8.58)	€(1.20)	(18)	€ 15.40	N/M

N/M – Not meaningful

[1]
Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million and gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of € 208 million as reported in the second quarter 2010.

[2]
Reversal of impairment of intangible assets (Asset Management) of € 173 million (the related impairment had been recorded in 2008), a gain from the sale of industrial holdings (Daimler AG) of € 236 million, an impairment charge of € 221 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 98 million.

[3]
Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million, a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million and an impairment of intangible assets (Asset Management) of € 355 million.

Deutsche Bank Annual Report 2010 on Form 20-F	Supplemental Financial Information (Unaudited)	S-19
Leverage Ratio (Target Definition): A leverage ratio is calculated by dividing total assets by total equity. The Group discloses an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:
•
Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. The Group makes the netting adjustments described above in calculating the target definition of the leverage ratio.

•
Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on the Group’s own debt (post-tax, estimate assuming that substantially all of the Group’s own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

The Group applies these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to the Group’s target definition of the leverage ratio. Therefore the Group’s adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our leverage ratio according to our target definition is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.
The following table presents the adjustments made in calculating the Group’s leverage ratio according to the target definition.

Assets and equity
in € bn.	Dec 31, 2010	Dec 31, 2009
Total assets (IFRS)	1,906	1,501

Adjustment for additional derivatives netting	(601)	(533)
Adjustment for additional pending settlements netting	(86)	(71)
Adjustment for additional reverse repo netting	(8)	(5)

Total assets (adjusted)	1,211	891

Total equity (IFRS)	50.4	38.0

Adjust pro-forma fair value gains (losses) on all own debt (post-tax)[1]	2.0	1.3
Total equity (adjusted)	52.4	39.3

Leverage ratio based on total equity
According to IFRS	38	40
According to target definition	23	23

1	The cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (1.1) billion and € (0.7) billion at December 31, 2010 and December 31, 2009, respectively.

(This page intentionally left blank)