Form 20-F
period 2011-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2012-03-20
CIK 1159508

As filed with the Securities and Exchange Commission on March 20, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………………………….

Commission file number 1-15242

Deutsche Bank Aktiengesellschaft

(Exact name of Registrant as specified in its charter)

Deutsche Bank Corporation

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Taunusanlage 12, 60325 Frankfurt am Main, Germany

(Address of principal executive offices)

Karin Dohm, +49-69-910-33529, karin.dohm@db.com, Taunusanlage 12, 60325 Frankfurt am Main, Germany

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, no par value	904,610,641

(as of December 31, 2011)

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐             No ☐

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

Item 17 ☐             Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                         No ☒

Deutsche Bank	i
Annual Report 2011 on Form 20-F

Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 29, 2012).

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	New York Stock Exchange

6.375 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust VIII	New York Stock Exchange
6.375 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC VIII*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.55 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust II	New York Stock Exchange
6.55 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC II*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

6.625 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust IX	New York Stock Exchange
6.625 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC IX*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.350 % Noncumulative Trust Preferred Securities of Deutsche Bank Capital Funding Trust X	New York Stock Exchange
7.350 % Noncumulative Company Preferred Securities of Deutsche Bank Capital Funding LLC X*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

7.60 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust III	New York Stock Exchange
7.60 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC III*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

8.05 % Trust Preferred Securities of Deutsche Bank Contingent Capital Trust V	New York Stock Exchange
8.05 % Company Preferred Securities of Deutsche Bank Contingent Capital LLC V*
Subordinated Guarantees of Deutsche Bank AG in connection with Capital Securities*

DB Agriculture Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Agriculture Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Long Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Commodity Double Short Exchange Traded Notes due April 1, 2038	NYSE Arca

DB Gold Double Long Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Double Short Exchange Traded notes due February 15, 2038	NYSE Arca

DB Gold Short Exchange Traded notes due February 15, 2038	NYSE Arca

ELEMENTS “Dogs of the Dow” Linked to the Dow Jones High Yield Select 10 Total Return Index due November 14, 2022	NYSE Arca

ELEMENTS Linked to the Morningstar® Wide Moat Focus(SM) Total Return Index due October 24, 2022	NYSE Arca

PowerShares DB Base Metals Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Base Metals Double Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Long Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB Crude Oil Double Short Exchange Traded Notes due June 1, 2038	NYSE Arca

PowerShares DB German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Deflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB US Inflation Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x German Bund Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Italian Treasury Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Japanese Govt Bond Futures Exchange Traded Notes due March 31, 2021	NYSE Arca

PowerShares DB 3x Inverse Japanese Govt Bond Futures Exchange Traded Notes due November 30, 2021	NYSE Arca

PowerShares DB 3x Long US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Short US Dollar Index Futures Exchange Traded Notes due June 30, 2031	NYSE Arca

PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

PowerShares DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes due May 31, 2040	NYSE Arca

*	For listing purpose only, not for trading.

Deutsche Bank	ii
Annual Report 2011 on Form 20-F

Table of Contents – ii
PART I – 1
Item 1: Identity of Directors, Senior Management and Advisers – 1
Item 2: Offer Statistics and Expected Timetable – 1
Item 3: Key Information – 1
Selected Financial Data – 1
Dividends – 3
Exchange Rate and Currency Information – 4
Capitalization and Indebtedness – 6
Reasons for the Offer and Use of Proceeds – 6
Risk Factors – 6
Item 4: Information on the Company – 22
History and Development of the Company – 22
Business Overview – 24
Our Group Divisions – 28
Corporate & Investment Bank Group Division – 28
Corporate Banking & Securities Corporate Division – 29
Global Transaction Banking Corporate Division – 30
Private Clients and Asset Management Group Division – 31
Corporate Investments Group Division – 38
Infrastructure and Regional Management – 40
The Competitive Environment – 40
Regulation and Supervision – 43
Organizational Structure – 56
Property and Equipment – 57
Information Required by Industry Guide 3 – 57
Item 4A: Unresolved Staff Comments – 57
Item 5: Operating and Financial Review and Prospects – 58
Overview – 58
Significant Accounting Policies and Critical Accounting Estimates – 58
Recently Adopted Accounting Pronouncements and New Accounting Pronouncements – 58
Operating Results (2011 vs. 2010) – 59
Results of Operations by Segment (2011 vs. 2010) – 69
Group Divisions – 72
Operating Results (2010 vs. 2009) – 80
Results of Operations by Segment (2010 vs. 2009) – 83
Liquidity and Capital Resources – 89
Post-Employment Benefit Plans – 89
Update on Key Credit Market Exposures – 89
Special Purpose Entities – 93
Tabular Disclosure of Contractual Obligations – 98
Research and Development, Patents and Licenses – 98
Item 6: Directors, Senior Management and Employees – 99
Directors and Senior Management – 99
Board Practices of the Management Board – 111
Group Executive Committee – 111
Compensation – 112
Expense for Long-Term Incentive Components – 128
Employees – 128
Share Ownership – 130
Item 7: Major Shareholders and Related Party Transactions – 133
Major Shareholders – 133
Related Party Transactions – 134
Interests of Experts and Counsel – 136

Deutsche Bank	iii
Annual Report 2011 on Form 20-F

Item 8: Financial Information – 137
Consolidated Statements and Other Financial Information – 137
Significant Changes – 141
Item 9: The Offer and Listing – 142
Offer and Listing Details – 142
Plan of Distribution – 144
Selling Shareholders – 144
Dilution – 144
Expenses of the Issue – 144
Item 10: Additional Information – 145
Share Capital – 145
Memorandum and Articles of Association – 145
Material Contracts – 148
Exchange Controls – 148
Taxation – 149
Dividends and Paying Agents – 152
Statement by Experts – 152
Documents on Display – 153
Subsidiary Information Test – 153
Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – 154
Risk Management Executive Summary – 154
Risk Management Principles – 156
Risk Strategy and Appetite – 160
Risk Inventory – 161
Risk Management Tools – 163
Credit Risk – 166
Market Risk – 200
Operational Risk – 217
Liquidity Risk at Deutsche Bank Group (excluding Postbank) – 221
Capital Management – 228
Balance Sheet Management – 231
Overall Risk Position – 232
Item 12: Description of Securities other than Equity Securities – 234
PART II – 235
Item 13: Defaults, Dividend Arrearages and Delinquencies – 235
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds – 235
Item 15: Controls and Procedures – 235
Disclosure Controls and Procedures – 235
Management’s Annual Report on Internal Control over Financial Reporting – 235
Report of Independent Registered Public Accounting Firm – 236
Change in Internal Control over Financial Reporting – 237
Item 16A: Audit Committee Financial Expert – 238
Item 16B: Code of Ethics – 238
Item 16C: Principal Accountant Fees and Services – 238
Item 16D: Exemptions from the Listing Standards for Audit Committees – 240
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers – 240
Item 16F: Change in Registrant’s Certifying Accountant – 241
Item 16G: Corporate Governance – 242
Item 16H: Mine Safety Disclosure – 245
PART III – 246
Item 17: Financial Statements – 246
Item 18: Financial Statements – 246
Item 19: Exhibits – 247
Signatures – 248
Financial Statements – F-2
Supplemental Financial Information – S-1

Deutsche Bank	iv
Annual Report 2011 on Form 20-F

Deutsche Bank Aktiengesellschaft, which we also call Deutsche Bank AG, is a stock corporation organized under the laws of the Federal Republic of Germany. Unless otherwise specified or required by the context, in this document, references to “we”, “us”, “our”, “the Group” and “Deutsche Bank Group” are to Deutsche Bank Aktiengesellschaft and its consolidated subsidiaries.

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

Cautionary Statement Regarding Forward-Looking Statements

We make certain forward-looking statements in this document with respect to our financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:

—	the potential development and impact on us of economic and business conditions and the legal and regulatory environment to which we are subject;
—	the implementation of our strategic initiatives and other responses thereto;
—	the development of aspects of our results of operations;
—	our expectations of the impact of risks that affect our business, including the risks of losses on our trading processes and credit exposures; and
—	other statements relating to our future business development and economic performance.

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

We caution you that a number of important factors could cause our actual results to differ materially from those we describe in any forward-looking statement. These factors include, among others, the following:

—	the potential development and impact on us of economic and business conditions;
—	other changes in general economic and business conditions;
—	changes and volatility in currency exchange rates, interest rates and asset prices;
—	changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions;
—	changes in our competitive environment;
—	the success of our acquisitions, divestitures, mergers and strategic alliances;

Deutsche Bank	v
Annual Report 2011 on Form 20-F

—

our success in implementing our strategic initiatives and other responses to economic and business conditions and the legal and regulatory environment and realizing the benefits anticipated therefrom; and

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

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Total assets adjusted	Total assets

Total equity adjusted	Total equity

Leverage ratio (target definition) (total assets adjusted to total equity adjusted)	Leverage ratio (total assets to total equity)

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer (i) for the leverage ratio (target definition), as well as the total assets adjusted and total equity adjusted figures used in its calculation, to “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Balance Sheet Management”, and (ii) for the other non-GAAP financial measures listed above, to pages S-16 through S-18 of the supplemental financial information, which are incorporated by reference herein.

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

Deutsche Bank	Item 3: Key Information	1
Annual Report 2011 on Form 20-F

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not required because this document is filed as an annual report.

Item 2: Offer Statistics and Expected Timetable

Not required because this document is filed as an annual report.

Item 3: Key Information

Selected Financial Data

We have derived the data we present in the tables below from our audited consolidated financial statements for the years presented. You should read all of the data in the tables below together with the consolidated financial statements and notes included in “Item 18: Financial Statements” and the information we provide in “Item 5: Operating and Financial Review and Prospects”. Except where we have indicated otherwise, we have prepared all of the consolidated financial information in this document in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as endorsed by the European Union (“EU”). Our group division and segment data come from our management reporting systems and are not in all cases prepared in accordance with IFRS. For a discussion of the major differences between our management reporting systems and our consolidated financial statements under IFRS, see Note 05 “Business Segments and Related Information”.

Deutsche Bank	Item 3: Key Information	2
Annual Report 2011 on Form 20-F

Income Statement Data

	2011[1]	2011	2010	2009	2008	2007
	in U.S.$ m.	in € m.	in € m.	in € m.	in € m.	in € m.
Net interest income	22,572	17,445	15,583	12,459	12,453	8,849

Provision for credit losses	2,379	1,839	1,274	2,630	1,076	612

Net interest income after provision for credit losses	20,193	15,606	14,309	9,829	11,377	8,237

Commissions and fee income	14,937	11,544	10,669	8,911	9,741	12,282

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,957	3,058	3,354	7,109	(9,992)	7,175

Other noninterest income (loss)	1,528	1,181	(1,039)	(527)	1,411	2,523

Total net revenues	42,994	33,228	28,567	27,952	13,613	30,829

Compensation and benefits	16,995	13,135	12,671	11,310	9,606	13,122

General and administrative expenses	16,377	12,657	10,133	8,402	8,339	8,038

Policyholder benefits and claims	268	207	485	542	(252)	193

Impairment of intangible assets	–	–	29	(134)	585	128

Restructuring activities	–	–	–	–	–	(13)

Total noninterest expenses	33,640	25,999	23,318	20,120	18,278	21,468

Income (loss) before income taxes	6,974	5,390	3,975	5,202	(5,741)	8,749

Income tax expense (benefit)	1,377	1,064	1,645	244	(1,845)	2,239

Net income (loss)	5,597	4,326	2,330	4,958	(3,896)	6,510

Net income (loss) attributable to noncontrolling interests	251	194	20	(15)	(61)	36

Net income (loss) attributable to Deutsche Bank shareholders	5,346	4,132	2,310	4,973	(3,835)	6,474

	in U.S.$	in €	in €	in €	in €	in €

Basic earnings per share[2,3]	5.76	4.45	3.07	7.21	(6.87)	12.29

Diluted earnings per share[2,4]	5.56	4.30	2.92	6.94	(6.87)	11.80

Dividends paid per share[5]	0.97	0.75	0.75	0.50	4.50	4.00

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S.$ 1.2939 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 30, 2011.

[2]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[3]	We calculate basic earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding.
[4]	We calculate diluted earnings per share for each period by dividing our net income (loss) by the weighted-average number of common shares outstanding after assumed conversions.
[5]	Dividends we declared and paid in the year.

Balance Sheet Data

	2011[1]	2011	2010	2009	2008	2007
	in U.S. $ m.	in € m.	in € m.	in € m.	in € m.	in € m.

Total assets	2,800,133	2,164,103	1,905,630	1,500,664	2,202,423	1,925,003

Loans	533,752	412,514	407,729	258,105	269,281	198,892

Deposits	778,578	601,730	533,984	344,220	395,553	457,946

Long-term debt	211,444	163,416	169,660	131,782	133,856	126,703

Common shares	3,079	2,380	2,380	1,589	1,461	1,358

Total shareholders’ equity[2]	69,081	53,390	48,819	36,647	30,703	37,893

Tier 1 capital[3]	63,462	49,047	42,565	34,406	31,094	28,320

Regulatory capital[3]	71,457	55,226	48,688	37,929	37,396	38,049

[1]

Amounts in this column are unaudited. We have translated the amounts solely for your convenience at a rate of U.S. $ 1.2939 per €, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 30, 2011.

[2]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[3]

Capital amounts for 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). Capital amounts presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation. Capital amounts presented for 2007 are based on the Basel 1 framework. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

Deutsche Bank	Item 3: Key Information	3
Annual Report 2011 on Form 20-F

Certain Key Ratios and Figures

	2011	2010	2009	2008	2007
Share price at period-end[1]	€ 29.44	€ 39.10	€ 44.98	€ 25.33	€81.36

Share price high[1]	€ 48.70	€ 55.11	€ 53.05	€ 81.73	€107.85

Share price low[1]	€ 20.79	€ 35.93	€ 14.00	€ 16.92	€74.02

Book value per basic share outstanding[2]	€ 58.11	€ 52.38	€ 52.65	€ 47.90	€71.39

Return on average shareholders’ equity (post-tax)[3]	8.2%	5.5%	14.6%	(11.1) %	17.9%

Pre-tax return on average shareholders’ equity[4]	10.2%	9.5%	15.3%	(16.5) %	24.1%

Pre-tax return on average active equity[5]	10.3%	9.6%	15.1%	(17.7) %	29.0%

Cost/income ratio[6]	78.2%	81.6%	72.0%	134.3%	69.6%

Compensation ratio[7]	39.5%	44.4%	40.5%	70.6%	42.6%

Noncompensation ratio[8]	38.7%	37.3%	31.5%	63.7%	27.1%

Core Tier 1 capital ratio[9]	9.5%	8.7%	8.7%	7.0%	6.9%

Tier 1 capital ratio [9]	12.9%	12.3%	12.6%	10.1%	8.6%

Employees at period-end (full-time equivalent):[10]
In Germany	47,323	49,265	27,321	27,942	27,779
Outside Germany	53,673	52,797	49,732	52,514	50,512

Branches at period-end:
In Germany	2,039	2,087	961	961	976
Outside Germany	1,039	996	1,003	989	887

[1]	For comparison purposes, the share prices have been adjusted for all periods before October 6, 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
[2]	Shareholders’ equity divided by the number of basic shares outstanding (both at period-end).
[3]	Net income (loss) attributable to our shareholders as a percentage of average shareholders’ equity.
[4]	Income (loss) before income taxes attributable to our shareholders as a percentage of average shareholders’ equity.
[5]	Income (loss) before income taxes attributable to our shareholders as a percentage of average active equity.
[6]	Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.
[7]	Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.
[8]

Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

[9]

Ratios presented for 2011 are based on the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation. Ratios presented for 2010, 2009 and 2008 are pursuant to the revised capital framework presented by the Basel Committee in 2004 (“Basel 2”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”). Ratios presented for 2007 are based on the Basel 1 framework. The capital ratios relate the respective capital to risk weighted assets for credit, market and operational risk. Excludes transitional items pursuant to Section 64h (3) of the German Banking Act.

[10]	Deutsche Postbank aligned its FTE definition to that of Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated).

Dividends

The following table shows the dividend per share in euro and in U.S. dollars for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. We declare our dividends at our Annual General Meeting following each year. Our dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because we declare our dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between euro and that currency at the time the euros are converted into that currency.

Effective January 1, 2009, the German withholding tax applicable to dividends increased to 26.375% (consisting of a 25 % withholding tax and an effective 1.375 % surcharge) compared to 21.1 % applicable for the years 2008 and 2007. For individual German tax residents, the withholding tax paid after January 1, 2009 represents for private dividends, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities of a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.

Deutsche Bank	Item 3: Key Information	4
Annual Report 2011 on Form 20-F

U.S. residents will be entitled to receive a refund equal to 11.375 % of the dividends received after January 1, 2009 (compared to an entitlement to a refund of 6.1 % of the dividends received in the years 2008 and 2007). For U.S. federal income tax purposes, the dividends we pay are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.

Dividends in the table below are presented before German withholding tax.

See “Item 10: Additional Information – Taxation” for more information on the tax treatment of our dividends.

Payout ratio [2,3]
	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2011 (proposed)	$ 0.97	€ 0.75	17%	17%

2010	$ 1.00	€ 0.75	24%	26%

2009	$ 1.08	€ 0.75	10%	11%

2008	$ 0.70	€ 0.50	N/M	N/M

2007	$ 6.57	€ 4.50	37%	38%

N/M	– Not meaningful
[1]

For your convenience, we present dividends in U.S. dollars for each year by translating the euro amounts on the last day of the year using the euro foreign exchange reference rate published by the European Central Bank (ECB) in the case of 2011, 2010 and 2009 and using the “noon buying rate” announced by the Federal Reserve Bank of New York in the case of 2008 and 2007. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008.

[2]

We define our payout ratio as the dividends we paid per share in respect of each year as a percentage of our basic and diluted earnings per share for that year. For 2008, the payout ratio was not calculated due to the net loss.

[3]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

Exchange Rate and Currency Information

Germany’s currency is the euro. For your convenience, we have translated some amounts denominated in euro appearing in this document into U.S. dollars. Unless otherwise stated, we have made these translations at U.S. $ 1.2939 per euro, the euro foreign exchange reference rate for U.S. dollars published by the European Central Bank (ECB) for December 30, 2011 (the last business day of 2011). ECB euro foreign exchange reference rates are based on a regular daily concertation procedure between central banks across Europe and worldwide, which normally takes place at 2:15 p.m. CET. You should not construe any translations as a representation that the amounts could have been exchanged at the rate used on December 30, 2011 or any other date.

Deutsche Bank	Item 3: Key Information	5
Annual Report 2011 on Form 20-F

The ECB euro foreign exchange reference rate for U.S. dollars for December 30, 2011 may differ from the actual rates we used in the preparation of the financial information in this document. Accordingly, U.S. dollar amounts appearing in this document may differ from the actual U.S. dollar amounts that we originally translated into euros in the preparation of our financial statements.

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

Unless otherwise indicated, the following table shows the period-end, average, high and low euro foreign exchange reference rates for U.S. dollars as published by the ECB. In each case, the period-end rate is the rate announced for the last business day of the period.

in U.S.$ per €	Period-end	Average[1]	High	Low
2012
March (through March 6)	1.3153	–	1.3312	1.3153
February	1.3443	–	1.3454	1.2982
January	1.3176	–	1.3176	1.2669

2011
December	1.2939	–	1.3511	1.2889
November	1.3418	–	1.3809	1.3229
October	1.4001	–	1.4160	1.3181
September	1.3503	–	1.4285	1.3430

2011	1.2939	1.4000	1.4882	1.2889

2010	1.3362	1.3207	1.4563	1.1942

2009	1.4406	1.3963	1.5120	1.2555

2008[2]	1.3919	1.4695	1.6010	1.2446

2007[2]	1.4603	1.3797	1.4862	1.2904

[1]	We calculated the average rates for each year using the average of exchange rates on the last business day of each month during the year. We did not calculate average exchange rates within months.
[2]

The exchange rates for 2007 and 2008 are based on the “noon buying rate” announced by the Federal Reserve Bank of New York. The Federal Reserve Bank of New York discontinued the publication of foreign exchange rates on December 31, 2008.

For March 6, 2012, the euro foreign exchange reference rate for U.S. dollars published by the ECB was U.S. $ 1.3153 per euro.

Deutsche Bank	Item 3: Key Information	6
Annual Report 2011 on Form 20-F

Capitalization and Indebtedness

The following table sets forth our consolidated capitalization in accordance with IFRS as of December 31, 2011:

in € m.
Debt: [1,2]

Long-term debt	163,416

Trust preferred securities	12,344

Long-term debt at fair value through profit or loss	13,889

Total debt	189,649

Shareholders’ equity:

Common shares (no par value)	2,380

Additional paid-in capital	23,695

Retained earnings	30,119

Common shares in treasury, at cost	(823)

Accumulated other comprehensive income, net of tax

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(617)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(226)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	–
Foreign currency translation, net of tax	(1,166)
Unrealized net gains (losses) from equity method investments	28

Total shareholders’ equity	53,390

Noncontrolling interests	1,270

Total equity	54,660

Total capitalization	244,309

1	€ 1,653 million (1%) of our debt was guaranteed as of December 31, 2011. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 8,254 million (4%) of our debt was secured as of December 31, 2011.

Reasons for the Offer and Use of Proceeds

Not required because this document is filed as an annual report.

Risk Factors

An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with other information in this document, when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities.

We have been and may continue to be affected by the ongoing European sovereign debt crisis, and we may be required to take impairments on our exposures to the sovereign debt of Greece and other countries. The credit default swaps we have entered into to manage sovereign credit risk may not be available to offset these losses.

Starting in late 2009, the sovereign debt markets of the eurozone began to undergo substantial stress as the markets began to perceive the credit risk of a number of countries as having increased. By mid-2011, the recovery from the global financial crisis that began in 2008 was being threatened by these concerns, especially

Deutsche Bank	Item 3: Key Information	7
Annual Report 2011 on Form 20-F

with respect to Greece, Ireland, Italy, Portugal and Spain. These worries have persisted in light of increasing public debt loads and stagnating economic growth in these and other European countries both within and outside the eurozone, including countries in Eastern Europe. Despite a number of measures taken by European regulators to stem the negative effects of the crisis, the business environment in general, and the financial markets in particular, significantly weakened in the third and fourth quarters of 2011 as the uncertainty surrounding the sovereign debt crisis and European Union efforts to resolve the crisis continued to intensify.

The effects of the sovereign debt crisis have been felt especially in the financial sector as a large portion of the sovereign debt of eurozone countries is held by European financial institutions, including ourselves. As of December 31, 2011, we had a gross sovereign credit risk exposure (net credit risk exposure grossed up for the net credit derivative protection purchased, collateral held and allowances for credit loss) of € 448 million to Greece, € 420 million to Ireland, € 1.8 billion to Italy, € 165 million to Portugal and € 1.3 billion to Spain. Many financial institutions, including ourselves, have taken impairments on their Greek sovereign exposure to reflect the voluntary write-down preliminarily agreed in October 2011 and actual and anticipated developments since then. While in February 2012 a proposed rescue package for Greece and a restructuring of its sovereign debt was announced, the ultimate outcome of these efforts, as well as the prospect of Greece managing its debt levels after any such efforts, remains unclear. Depending on the outcome of such efforts, we may be required to take further impairments on our Greek sovereign exposures. In addition, concerns over the ability of other eurozone sovereigns to manage their debt levels could intensify and similar negotiations could take place with respect to the sovereign debt of other affected countries, and the outcome of any negotiations regarding changed terms (including reduced principal amounts or extended maturities) of sovereign debt may result in additional impairments. Any negotiations are highly likely to be subject to political and economic pressures that we cannot control, and we are unable to predict their effects on the financial markets, on the greater economy or on us.

In addition, any restructuring of outstanding sovereign debt may result in potential losses for us and other market participants that are not covered by payouts on hedging instruments that we have entered into to protect against the risk of default. These instruments largely consist of credit default swaps, generally referred to as CDSs, pursuant to which one party agrees to make a payment to another party if a credit event (such as a default) occurs on the identified underlying debt obligation. A sovereign restructuring that avoids a credit event through voluntary write-downs of value may not trigger the provisions in CDSs we have entered into, meaning that our exposures in the event of a write-down could exceed the exposures we previously viewed as our net exposure after hedging. Additionally, even if the CDS provisions are triggered, the amounts ultimately paid under the CDSs may not correspond to the full amount of any loss we incur. Even if our hedging strategies are appropriate in the current environment, we face the risk that our hedging counterparties have not effectively hedged their own exposures and may be unable to provide the necessary liquidity if payments under the instruments they have written are triggered. This may result in systemic risk for the European banking sector as a whole and may negatively affect our business and financial position.

Regulatory and political actions by European governments in response to the sovereign debt crisis may not be sufficient to prevent the crisis from spreading or to prevent departure of one or more member countries from the common currency. The departure of any one or more countries from the euro could have unpredictable consequences on the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

If European policymakers are unable to contain the sovereign debt crisis, our results of operations and financial position would likely be materially and adversely affected as banks, including us, may be required to take further write-downs on our sovereign exposures and other assets as the macroeconomic environment deteriorates.

Deutsche Bank	Item 3: Key Information	8
Annual Report 2011 on Form 20-F

In addition, the possibility exists that one or more members of the eurozone may leave the common currency, resulting in the reintroduction of one or more national currencies. The effects of such an event are unforeseeable and may have a substantial negative effect on our business and outlook.

The deterioration of the sovereign debt market in the eurozone and Eastern Europe, particularly the increasing costs of borrowing affecting many eurozone states late in 2011 and downgrades in the credit ratings of most eurozone countries in 2011 and early 2012 indicate that the sovereign debt crisis can affect even the financially more stable countries in the eurozone, including Germany. While the costs of borrowing have declined again in early 2012, substantial doubt remains whether actions taken by European policymakers will be sufficient to contain the crisis over the longer term. In particular, recent credit rating downgrades of France and Austria may threaten the effectiveness of the European Financial Stability Facility, generally referred to as the EFSF, the special purpose vehicle created by the European Union to combat the sovereign debt crisis. Since the EFSF’s credit rating is based on the ratings of its financing members, the reduction of these members’ ratings may increase the borrowing costs of the EFSF such that its ability to raise funds to assist eurozone governments would be reduced. In addition, the austerity programs introduced by a number of countries across the eurozone in response to the sovereign debt crisis may have the effect of dampening economic growth over the short, medium and longer terms. Declining rates of economic growth (or a fall into recession) in eurozone countries could exacerbate their difficulties in refinancing their sovereign debt as it comes due, further increasing pressure on other eurozone governments.

Should a eurozone country conclude it must exit the common currency, the resulting need to reintroduce a national currency and restate existing contractual obligations could have unpredictable financial, legal, political and social consequences. Given the highly interconnected nature of the financial system within the eurozone, the high levels of exposure we have to public and private counterparties around Europe, our ability to plan for such a contingency in a manner that would reduce our exposure to non-material levels is likely to be limited. If the overall economic climate deteriorates as a result of one or more departures from the eurozone, nearly all of our businesses, including our more stable flow businesses, could be adversely affected, and if we are forced to write down additional exposures, we could incur substantial losses.

Our results are dependent on the macroeconomic environment and we have been and may continue to be affected by the macroeconomic effects of the ongoing European sovereign debt crisis, including renewed concerns about the risk of a return to recession in the eurozone, as well as by lingering effects of the recent global financial crisis of 2007-2008.

As a global investment bank with a large private client franchise, our businesses are materially affected by conditions in the global financial markets and economic conditions generally. Beginning in the second half of 2007, and particularly in September 2008, the financial services industry, including ourselves, and the global financial markets were materially and adversely affected by significant declines in the values of nearly all classes of financial assets. Since that time, banks, including us, have experienced nearly continuous stress on their business models and prospects. A widespread loss of investor confidence, both in our industry and in the broader markets, and other continuing effects of the financial crisis of 2007-2008 lingered even during the relatively benign period before the European sovereign debt crisis once again increased pressure on the financial sector (including us).

In the wake of the global financial crisis, the world economy contracted in 2009. While the world economy grew in 2010, and financial markets for many classes of assets returned to their pre-crisis levels, growth was fueled by stimuli from expansive monetary and fiscal policies, investments that had been postponed from 2009 and subsequently made, and the building up of inventory. Momentum has slowed since autumn 2010 as the effect of these factors tailed off.

Deutsche Bank	Item 3: Key Information	9
Annual Report 2011 on Form 20-F

In 2011, economic growth continued, but the eurozone, where we are based, has lagged behind other segments of the world economy, especially Asia and other developing markets. The European sovereign debt crisis has contributed substantially to economic stagnation in the eurozone, even fueling concerns that Europe may already have dipped into recession by the beginning of 2012 or is on the brink of doing so. This negative sentiment has particularly affected banks, such as ourselves, who are major holders of European sovereign debt. These risks are further exacerbated by strong headwinds in the global economy, resulting from declining rates of growth in emerging economies and a lackluster recovery in the United States.

The economic outlook for 2012 is further threatened by several factors. Banks’ efforts to preserve capital in the face of sovereign debt write-downs and proposed or anticipated regulatory requirements for greater capital has reduced overall lending in the real economy, and thus has contributed to uncertainty in the financial sector and has placed the broader economy more at risk. Austerity measures implemented by many European governments may further dampen the economic mood. Finally, as described above, fears that one or more members may leave the eurozone have depressed the economic climate further.

These conditions adversely impacted many of our businesses, particularly in 2008, with some effects of the global financial crisis persisting through 2011, and again in late 2011, with the ongoing European sovereign debt crisis affecting our businesses beginning in the third quarter. In particular, conditions in and after 2008 required us to write down the carrying values of some of our portfolios of assets, including leveraged loans and loan commitments, while conditions in 2011 required us to write down the carrying value of our Greek sovereign debt portfolio. Despite initiatives to reduce our exposure to affected asset classes or activities, reductions of exposures have not always been possible due to illiquid trading markets for many assets. As a result, we have substantial remaining exposures in some asset classes and thus continue to be exposed to any further deterioration in prices for the remaining positions. The aforementioned write-downs and losses led us to incur a loss in 2008. In addition, while we were profitable in 2009, 2010 and 2011, write-downs and losses in 2009 materially and negatively affected our results for that year. If economic conditions in the eurozone fail to improve, or continue to worsen, or economic growth stagnates elsewhere, our results of operations may be materially and adversely affected. In particular, we may in the future be unable to offset the potential negative effects on our profitability of the ongoing financial crisis and measures taken to resolve it through performance in our other businesses.

We require capital to support our business activities and meet regulatory requirements. Regulatory capital and liquidity requirements are being increased significantly, surcharges for systemically important banks like us are being imposed and definitions of capital are being tightened. In addition, any losses resulting from current market conditions or otherwise could diminish our capital, make it more difficult for us to raise additional capital or increase the cost to us of new capital. Any perceptions in the market that we may be unable to meet our capital requirements with an adequate buffer could have the effect of intensifying the effect of these factors on us.

In response to the recent global financial crisis and the ongoing European sovereign debt crisis, a number of initiatives relating to the capital requirements applicable to European banks, including ourselves, have been adopted or are in the process of being developed. These include the following:

—

Basel 2.5. In the wake of the recent global financial crisis, in mid-2010 the Basel Committee on Banking Supervision (the “Basel Committee”) finalized new rules regarding the capital requirements applicable to trading activities. These rules, which are commonly referred to as Basel 2.5, have significantly increased the capital requirements applicable to our trading book by introducing new risk measures, including by applying the rules applicable to assets held in the banking book to securitizations held for trading and by mandating specified capital treatment for other identified asset classes.

Deutsche Bank	Item 3: Key Information	10
Annual Report 2011 on Form 20-F

—

Basel 3 and CRD 4. In December 2010, the Basel Committee published its final standards on the revised capital adequacy framework, known as Basel 3, which tighten the definition of capital and require banks to have a counter-cyclical capital buffer; these standards are significantly more stringent than the existing requirements to which we are currently subject. On July 10, 2011, the European Commission proposed a Europe-wide implementation of Basel 3, through a legislative package referred to as CRD 4. Basel 3 and CRD 4 will further increase the quality and quantity of required capital, increase capital against derivative positions and introduce a new liquidity framework as well as a leverage ratio. The implementation of these measures through national legislation continues to be in flux, as major differences have emerged among European member states on specific details of increased capital requirements.

—

European Banking Authority’s 9 % Requirement. On October 26, 2011, in response to ongoing market concerns over the ability of banks to be able to absorb potential losses associated with sovereign debt, brought into focus by the ongoing European sovereign debt crisis, the Council of the European Union agreed to require a group of 70 large banks in the European Economic Area, including us, to create an exceptional and temporary capital ratio of 9 % of Core Tier 1 capital calculated in accordance with the Basel 2.5 rules against their credit, operational and market risks, after accounting for certain criteria including valuation of sovereign debt. The European Banking Authority, or EBA, together with national banking regulators, completed the process of calculating individual capital buffers for the affected banks. On December 8, 2011, the EBA announced that we had a capital shortfall of € 3.2 billion, while all European large banks have a shortfall of € 114.7 billion. This target must be reached by June 30, 2012, and we submitted our plan to reach it to the EBA on January 20, 2012. As of December 31, 2011, we had a Core Tier 1 capital ratio of 9.5 % calculated under the Basel 2.5 rules.

—

SIFI Capital Buffer. The Financial Stability Board (“FSB”) and the Basel Committee issued a report in November 2011 relating to capital requirements for systemically important financial institutions (“SIFIs”) such as us. SIFIs will be subject to capital surcharges of 1 to 2.5%, which will require SIFIs to maintain a larger buffer of Tier 1 capital than would otherwise apply under the capital requirements of Basel 3. Additionally, the FSB and the Basel Committee have agreed to the creation of an international standard for the resolution of SIFIs, the implementation of resolvability assessments of SIFIs and the development of cross-border cooperation agreements to these ends.

—

Operational Risk Buffers. Regulators also have discretion to impose capital deductions on financial institutions for operational risks that are not otherwise recognized in risk-weighted assets or other surcharges depending on the individual situation of the bank.

—	Elimination of Capital Treatment for Hybrid Capital. Under the new capital regimes, our outstanding hybrid instruments will no longer qualify as Tier 1 capital.
—

Tightening Accounting Standards. Prospective changes in accounting standards, such as those imposing stricter or more extensive requirements to carry assets at fair value, could also impact our capital needs.

We may not have sufficient capital to meet these or other regulatory requirements. This could occur both due to these regulatory and other changes and due to any substantial losses we were to incur, which would reduce our retained earnings, a component of Core Tier 1 capital. If we cannot improve our capital ratios to the regulatory minimum in any such case by raising new capital through the capital markets, through the reduction of risk weighted assets or through other means, we could be forced to accept capital injections from the German government or the European Union (if available). These capital injections could lead to significant dilution of our shareholders, and regulators may impose additional operational and other limitations or obligations on our business as conditions to public funding. In addition, any requirement to increase capital ratios could lead us to adopt a strategy focusing on capital preservation and creation, in particular involving the reduction in higher margin risk-weighted assets, over revenue and profit growth.

Deutsche Bank	Item 3: Key Information	11
Annual Report 2011 on Form 20-F

Any of these measures could have adverse effects on our business, financial condition and results of operations, as well as on perceptions in the market of our stability, particularly if any such proposal becomes effective and results in our having to raise capital at a time when financial markets are distressed. If these regulatory requirements must be implemented very quickly, such as the 9 % core capital requirement described above, we may decide that the quickest and most reliable path to compliance is to reduce the level of assets on our balance sheet or dispose of divisions or separate out certain activities or to close down certain business lines.

The effects on our capital raising efforts in such a case could be amplified due to the expectation that our competitors, at least those subject to the same or similar capital requirements, would likely also be required to raise capital at the same time. Moreover, some of our competitors, particularly those outside the European Union, may not face the same or similar regulations, which could put us at a competitive disadvantage.

In addition to these regulatory initiatives, market sentiment may compel financial institutions such as us to maintain even more capital beyond the regulatory-mandated minimums, which could exacerbate the effects on us described above or lead to the perception in the market that we are undercapitalized.

We have a continuous demand for liquidity to fund our business activities and may be limited in our ability to access the capital markets for liquidity and to fund assets in the current market environment. In addition, we may suffer during periods of market-wide or firm-specific liquidity constraints and are exposed to the risk that liquidity is not made available to us even if our underlying business remains strong.

We are exposed to liquidity risk, which is the risk arising from our potential inability to meet all payment obligations when they become due or only being able to meet them at excessive cost. Our liquidity may become impaired due to a reluctance of our counterparties or the market to finance our operations due to actual or perceived weaknesses in our businesses. Such impairments can also arise from circumstances unrelated to our businesses and outside our control, such as, but not limited to, disruptions in the financial markets. As was the case during the global financial crisis of 2007 and 2008, we have, as a result of the ongoing European sovereign debt crisis, recently experienced a decline in the price of our shares and increases in the premium investors must pay when purchasing CDSs on our debt. In addition, negative developments concerning other financial institutions perceived to be comparable to us and negative views about the financial services industry in general have also recently affected us. These perceptions have affected the prices at which we access the capital markets and obtain the necessary funding to support our business activities; should these perceptions worsen, our ability to obtain this financing on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavourable terms, and could also force us to curtail business, such as the extension of new credit. This could have an adverse effect on our business, financial condition and results of operations.

As a result of funding pressures arising from the European sovereign debt crisis, there has been increased intervention by a number of central banks, in particular the European Central Bank (“ECB”) and the U.S. Federal Reserve. The ECB has directly intervened in European sovereign debt markets through the purchase of affected countries’ debt instruments and, starting in December 2011, has agreed to provide low-interest secured loans to European financial institutions for up to three years. The U.S. Federal Reserve has expanded its provision of U.S. dollar liquidity to the ECB which can then be accessed by European banks. To date a number of financial institutions have utilized these funding sources in order to maintain or enhance their liquidity. To the extent these incremental measures are reduced or curtailed this could adversely impact funding markets for all European institutions, including ourselves, leading to an increase in funding costs, or reduced funding supply, which could result in a reduction in business activity. In addition, negative perceptions concerning

Deutsche Bank	Item 3: Key Information	12
Annual Report 2011 on Form 20-F

our business and prospects could develop as a result of large losses, changes of our credit ratings, a general decline in the level of business activity in the financial services sector, regulatory action, serious employee misconduct or illegal activity, as well as many other reasons outside our control and that we cannot foresee.

Since the start of the global financial crisis the major credit rating agencies have lowered our credit ratings or placed them on review or watch on multiple occasions. This trend has continued during the ongoing European sovereign debt crisis. Most recently, on November 29, 2011, Standard & Poor’s, while affirming our long-term credit rating at A+, revised our outlook to “negative”, and, on December 15, 2011, Fitch Ratings announced that it was downgrading our long-term issuer default rating to A+ from AA-. In addition, on January 19, 2012, Moody’s reported that global bank ratings were likely to decline in 2012. Ratings downgrades may impact the cost and availability of our funding, collateral requirements and the willingness of counterparties to do business with us.

Protracted market declines have reduced and may in the future reduce liquidity in the markets, making it harder to sell assets and possibly leading to material losses.

As part of our strategy to meet or exceed the new capital requirements, we have sold and may continue to sell selected assets to reduce the amount of risk weighted assets (“RWAs”) and improve our capital ratios. This strategy may prove difficult in the current market environment as many of our competitors are also seeking to dispose of assets to improve their capital ratios.

In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. This effect may be exacerbated in the current market environment as banks seek to reduce their assets in response to higher regulatory capital requirements. As we experienced during the recent financial crisis and are currently experiencing in the volatile market environment stemming from the ongoing European sovereign debt crisis, these developments can lead to material losses if we cannot quickly close out or reduce our exposure to deteriorating positions. This may especially be the case for assets we hold for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that we calculate using models other than publicly-quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

In addition, we may have difficulties selling noncore assets at favourable prices, or at all, especially simultaneously with the current recapitalization efforts of many of our competitors. Unfavourable business or market conditions may make it difficult for us to sell such assets at favourable prices, or may preclude such a sale altogether. Finally, if the measures announced in response to the ongoing European sovereign debt crisis prove inadequate to calm market concern or if the European debt crisis otherwise worsens, we may experience difficulty in funding ourselves in a manner permitting us to conduct our business without needing to dispose of significant volumes of assets.

Market declines and volatility can materially and adversely affect our revenues and profits.

As a global investment bank, we have significant exposure to the financial markets and are more at risk from the adverse developments in the financial markets than institutions engaged predominantly in traditional banking activities. Market declines have caused and can in the future cause our revenues to decline, and, if we are unable to reduce our expenses at the same pace, can cause our profitability to erode, as it did in the third quarter of 2011, or cause us to show material losses, as it did in 2008. Volatility, which was again particularly high during the third quarter of 2011, can also adversely affect us, by causing the value of financial assets we hold to decline or the expense of hedging our risks to rise.

Deutsche Bank	Item 3: Key Information	13
Annual Report 2011 on Form 20-F

We have incurred and may in the future incur significant losses from our trading and investment activities due to market fluctuations.

We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division. We also from time to time hold significant investments in individual companies, primarily through our Corporate Investments and Corporate & Investment Bank Group Divisions. We also maintain smaller trading and investment positions in other assets. Many of these trading positions include derivative financial instruments.

In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them can be negatively impacted by market prices, which were declining and volatile during both the recent global financial crisis and the ongoing European sovereign debt crisis. When we own assets, market price declines can expose us to losses. Many of the more sophisticated transactions of our Corporate Banking & Securities Corporate Division are designed to profit from price movements and differences among prices. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, the assessments we have made may prove to lead to lower revenues or profits, or may lead to losses, on the related transactions and positions. In addition, we commit capital and take market risk to facilitate certain capital markets transactions; doing so can result in losses as well as income volatility.

We have incurred losses, and may incur further losses, as a result of changes in the fair value of our financial instruments.

A substantial proportion of the assets and liabilities on our balance sheet comprise financial instruments that we carry at fair value, with changes in fair value recognized in the income statement. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding unfavourable change in fair value is recognized in the income statement. These changes have been and could in the future be significant.

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

Our exposure and related changes in fair value are reported net of any fair value gains we may record in connection with hedging transactions related to the underlying assets. However, we may never realize these gains, and the fair value of the hedges may change in future periods for a number of reasons, including as a result of deterioration in the credit of our hedging counterparties. Such declines may be independent of the fair values of the underlying hedged assets or liabilities and may result in future losses.

Deutsche Bank	Item 3: Key Information	14
Annual Report 2011 on Form 20-F

Adverse economic conditions have caused and may in the future cause us to incur higher credit losses.

Adverse economic conditions such as those experienced during the recent financial crisis have caused and may in the future cause us to incur higher credit losses. Our provision for credit losses was € 1.1 billion in 2008, € 2.6 billion in 2009, € 1.3 billion in 2010 and € 1.8 billion in 2011. Significant provisions occurred in both our Corporate & Investment Bank and Private Clients and Asset Management Group Divisions.

In the second half of 2008 and the first quarter of 2009, as permitted by amendments to IFRS, we reclassified certain financial assets out of financial assets carried at fair value through profit or loss or available for sale into loans. While such reclassified assets, which had a carrying value of € 22.9 billion as of December 31, 2011, are no longer subject to mark-to-market accounting, we continue to be exposed to the risk of impairment of such assets. In addition, we bear additional funding and capital costs with respect to them. Of our provisions for credit losses in 2009, 2010 and 2011, the provisions attributable to these reclassified assets were € 1.3 billion, € 0.3 billion and € 0.2 billion, respectively.

Even where losses are for our clients’ accounts, they may fail to repay us, leading to decreased volumes of client business and material losses for us, and our reputation can be harmed.

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

Our investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which we participate and are susceptible to adverse effects from sustained market downturns, such as the financial crisis recently experienced and the ongoing European sovereign debt crisis. These fees and other income are generally linked to the value of the underlying transactions and therefore can decline with asset values, as they have during the recent financial crisis. In addition, periods of market decline and uncertainty, such as that currently being experienced in light of the ongoing European sovereign debt crisis, tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and investment banking revenues, especially transactions with higher margins. In the recent past, decreased client appetite for risk has led to lower results in our Corporate & Investment Bank Group Division. Our revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

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

Deutsche Bank	Item 3: Key Information	15
Annual Report 2011 on Form 20-F

Our risk management policies, procedures and methods leave us exposed to unidentified or unanticipated risks, which could lead to material losses.

We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, the risk management techniques and strategies have not been and may in the future not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate. Some of our quantitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. During the recent financial crisis, the financial markets experienced unprecedented levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In this volatile market environment, our risk management tools and metrics failed to predict some of the losses we experienced, particularly in 2008, and may in the future fail to predict future important risk exposures. In addition, our quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors we did not anticipate or correctly evaluate in our statistical models. This has limited and could continue to limit our ability to manage our risks especially in light of the ongoing European sovereign debt crisis, many of the outcomes of which are currently unforeseeable. Our losses thus have been and may continue to be significantly greater than the historical measures indicate.

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

Our non-traditional credit businesses materially add to our traditional banking credit risks.

As a bank and provider of financial services, we are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. Many of the businesses we engage in beyond the traditional banking businesses of deposit-taking and lending also expose us to credit risk.

In particular, much of the business we conduct through our Corporate Banking & Securities Corporate Division entails credit transactions, frequently ancillary to other transactions. Nontraditional sources of credit risk can arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to nondelivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit through other arrangements. Parties to these transactions, such as trading counterparties, may default on their obligations to us due to bankruptcy, political and economic events, lack of liquidity, operational failure or other reasons.

Deutsche Bank	Item 3: Key Information	16
Annual Report 2011 on Form 20-F

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

The exceptionally difficult market conditions experienced during the recent global financial crisis have severely adversely affected certain areas in which we do business that entail nontraditional credit risks, including the leveraged finance and structured credit markets, and may do so in the future.

We operate in an increasingly regulated and litigious environment, potentially exposing us to liability and other costs, the amounts of which may be difficult to estimate.

The financial services industry is among the most highly regulated industries. Our operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which we operate. In recent years, regulation and supervision in a number of areas has increased, and regulators, counterparties and others have sought to subject financial services providers to increasing responsibilities and liabilities. This trend has accelerated markedly as a result of the recent global financial crisis and the ongoing European sovereign debt crisis. As a result, we may be subject to an increasing incidence or amount of liability or regulatory sanctions and may be required to make greater expenditures and devote additional resources to address potential liability.

Due to the nature of our business, we and our subsidiaries are involved in litigation, arbitration and regulatory proceedings in jurisdictions around the world. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. We may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. We may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for their losses even in situations where we do not believe that we are legally compelled to do so. The financial impact of legal risks might be considerable but may be hard or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of reserves set aside to cover such risks. See “Item 8: Financial Information – Legal Proceedings” and Note 28 “Provisions” to our consolidated financial statements for information on our legal, regulatory and arbitration proceedings.

Regulatory reforms enacted and proposed in response to the global financial crisis and the European sovereign debt crisis (in addition to increased capital requirements) may significantly affect our business model and the competitive environment.

In response to the global financial crisis and the European sovereign debt crisis, governments, regulatory authorities and others have made and continue to make numerous proposals to reform the regulatory framework for the financial services industry to enhance its resilience against future crises. In response to some of these proposals, legislation has already been enacted or regulations have been issued. The wide range of recent actions or current proposals includes, among others, provisions for: more stringent regulatory capital and liquidity standards (as described above); restrictions on compensation practices; charging special levies to fund governmental intervention in response to crises; expansion of the resolution powers of regulators; separation of certain businesses from deposit taking; breaking up financial institutions that are perceived to be too large for regulators to take the risk of their failure; and reforming market infrastructures. See “Item 4: Information on the Company – The Competitive Environment – Regulatory Reform”.

Deutsche Bank	Item 3: Key Information	17
Annual Report 2011 on Form 20-F

Legislation already enacted includes the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States in July 2010. The Dodd-Frank Act has numerous provisions that could affect our operations. Although there remains uncertainty as to how regulators will implement the Dodd-Frank Act, various elements of the new law may negatively affect our profitability and require that we change some of our business practices, and we may incur additional costs as a result (including increased compliance costs). Under the currently proposed regulations implementing the Dodd-Frank Act, the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in or involving the United States and, to some extent, outside the United States, unrelated to serving clients will be severely limited. Although we have discontinued our designated proprietary trading activities, these regulations may effect our other business operations where we trade for the accounts of our customers, including our “flow” businesses. These elements and their effects may also require us to invest significant management attention and resources to make any necessary changes in order to comply with the new regulations.

Bank levies have also been introduced in some countries including Germany and the United Kingdom and are still under discussion in a number of other countries. In 2011, we accrued € 247 million for the German and U.K. bank levies. The impact of future levies cannot currently be quantified and they may have a material adverse effect on our business, results of operations and financial condition in future periods.

For some proposals for financial industry reform, formal consultations and impact studies have begun, while other proposals are only in the political debating stage. It is presently unclear which of these proposals, if any, will become law and, if so, to what extent and on what terms. Therefore, we cannot assess their effects on us at this point. It is possible, however, that the future regulatory framework for financial institutions may change, perhaps significantly, which creates significant uncertainty for us and the financial industry in general. Regulation may be imposed on an ad hoc basis by governments and regulators in response to the ongoing or future crises, especially affecting systemically important financial institutions such as us. Effects of the regulatory changes on us may range from additional administrative costs to implement and comply with new rules to increased costs of funding and/or capital, up to restrictions on our growth and on the businesses we are permitted to conduct. Should proposals be adopted that require us to materially alter our business model, the resulting changes could have a material adverse effect on our business, results of operations and financial condition as well as on our prospects.

We have been subject to contractual claims and litigation in respect of our U.S. residential mortgage loan business that may materially and adversely affect our results or reputation.

From 2005 through 2008, as part of our U.S. residential mortgage loan business, we sold approximately U.S. $ 84 billion of loans into private label securitizations and U.S. $ 71 billion through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. We have been, and in the future may be, presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Our general practice is to process valid repurchase claims that are presented in compliance with contractual rights. Where we believe no such valid basis for repurchase claims exists, we reject them and no longer consider them outstanding for our tracking purposes. We will continue to contest invalid claims vigorously as necessary and appropriate. As of December 31, 2011, we have approximately U.S. $ 638 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these claims, we have established provisions that are not material and that we believe to be adequate. As with reserves generally, however, it is possible that the provisions we have established may ultimately be insufficient, either with respect to particular claims or with respect to the full set of claims that have been or may be presented. As of December 31, 2011, we have completed

Deutsche Bank	Item 3: Key Information	18
Annual Report 2011 on Form 20-F

repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S. $ 2.4 billion. In connection with those repurchases and settlements, we have obtained releases for potential claims on approximately U.S. $ 39.5 billion of loans sold by us as described above.

From 2005 through 2008, we or our affiliates have also acted as an underwriter of approximately U.S. $ 105 billion of U.S. residential mortgage-backed securities (“RMBS”) for third-party originators.

As is the case with a significant number of other participants in the mortgage securitizations market and as described in Note 28 “Provisions” to our consolidated financial statements, we have received subpoenas and requests for information from certain regulators and government entities concerning our RMBS businesses. We are cooperating fully in response to those subpoenas and requests for information. We have a number of pending lawsuits against us or our affiliates as issuer and/or underwriter of RMBS. Such RMBS litigations pending are in various stages up through discovery and we continue to defend these actions vigorously. Legal and regulatory proceedings are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance.

Operational risks may disrupt our businesses.

We face operational risk arising from errors, inadvertent or intentional, made in the execution, confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Derivative contracts are not always confirmed with the counterparties on a timely basis; while the transaction remains unconfirmed, we are subject to heightened credit and operational risk and in the event of a default may find it more difficult to enforce the contract. The European sovereign debt crisis and the recent global financial crisis, in which the risk of counterparty default has increased, have increased the possibility that this operational risk materializes.

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

We have large clearing and settlement businesses. These give rise to the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us. In such a case, we might suffer harm to our reputation even if no material amounts of money are lost. This could cause customers to take their business elsewhere, which could materially harm our revenues and profits.

Deutsche Bank	Item 3: Key Information	19
Annual Report 2011 on Form 20-F

If we are unable to implement our strategic initiatives, we may be unable to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected.

In late 2009, we launched Phase 4 of our management agenda, which focuses on sustainable profitability in investment banking with renewed risk and balance sheet discipline, a more balanced revenue mix through an increasing share of our GTB and PCAM businesses, continued growth in Asia and a strong performance culture. The difficult macroeconomic conditions throughout 2011, which included intensification of the European sovereign debt crisis, volatile markets and a weakening outlook on global growth, prevented us from achieving a target we set for ourselves of a pre-tax profit of approximately € 10 billion from our operating business for such year. Going into 2012, we seek to continue to execute our defined strategic priorities and have sought to address emerging new challenges by further de-risking our balance sheet and focusing on our capital, funding and liquidity positions. If we fail to implement these strategic initiatives or should the initiatives that are implemented fail to produce the anticipated benefits, we may fail to achieve our financial objectives, or incur losses or low profitability, and our share price may be materially and adversely affected. A number of internal and external factors could prevent the implementation of these initiatives or the realization of their anticipated benefits, including the continuation of the European sovereign debt crisis, the recurrence of extreme turbulence in the markets in which we are active, weakness of global, regional and national economic conditions, regulatory changes that increase our costs or restrict our activities and increased competition for business.

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

The effects of the takeover of Deutsche Postbank AG may differ materially from our expectations.

Deutsche Postbank AG (together with its subsidiaries, “Postbank”) became a consolidated, majority-owned subsidiary of ours in December 2010 following a public takeover offer by us. The effects of this acquisition on us may differ materially from our expectations. Our estimates of the synergies and other benefits that we expect to realize, and the costs that we might incur, as a result of the takeover and consolidation involve subjective assumptions and judgments that are subject to significant uncertainties, including with respect to the quality of Postbank’s credit and securities portfolios, liquidity and capital planning, risk management and internal controls. Postbank’s securities portfolio, for example, contains less liquid structured products that may also be subject to material further decreases in value.

Deutsche Bank	Item 3: Key Information	20
Annual Report 2011 on Form 20-F

Furthermore, unforeseen difficulties may emerge in connection with the integration of Postbank’s business into our own, including potential difficulties due to different risk management structures and IT systems, difficulties in integrating personnel, different internal standards and business procedures, the commitment of management resources in connection with the integration process and the potential loss of key personnel. The benefits, synergies, costs and timeframe of the integration could be adversely affected by any of these factors, as well as by a variety of factors that are partially or entirely beyond our and Postbank’s control, such as negative market developments.

Also, while we own a substantial majority of Postbank’s shares, and while, as of February 29, 2012, five of the 20 members of Postbank’s supervisory board are employed by or otherwise associated with us, Postbank still has third-party holders of its publicly traded shares, and Postbank’s management continues to be responsible to all its shareholders. Accordingly, we cannot direct Postbank’s activities to the same extent as if it were a wholly owned subsidiary. This may limit our ability to maximize the value to us of our ownership position, including by limiting our ability to implement initiatives to integrate Postbank and pursue revenue and cost synergies, to manage portfolios of assets where we have identified potential improvements or to engage in other transactions between Postbank and us. Any failure to integrate Postbank’s operations into our own on a timely and efficient basis could have a material adverse effect on our net assets, financial condition and results of operations.

Events at companies in which we have invested may make it harder to sell our holdings and result in material losses irrespective of market developments.

We have made significant investments in individual companies. Losses and risks at those companies may restrict our ability to sell our shareholdings and may reduce the value of our holdings considerably, potentially impacting our financial statements or earnings, even where general market conditions are favourable. Our larger, less liquid interests are particularly vulnerable given the size of these exposures.

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

In recent years there has been substantial consolidation and convergence among financial services companies, culminating in unprecedented consolidations in the course of the global financial crisis. This trend has significantly increased the capital base and geographic reach of some of our competitors and has hastened the globalization of the securities and other financial services markets. As a result, we must compete with financial institutions that may be larger and better capitalized than we are and that may have a stronger position in local markets. Also, governmental action in response to the global financial crisis may place us at a competitive disadvantage.

Deutsche Bank	Item 3: Key Information	21
Annual Report 2011 on Form 20-F

Transactions with counterparties in countries designated by the U.S. State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business with us or investing in our securities.

We engage or have engaged in a limited amount of business with counterparties, including government owned or controlled counterparties, in certain countries which the U.S. State Department has designated as state sponsors of terrorism, including Iran and Cuba. U.S. law generally prohibits U.S. persons from doing business with such countries. We are a German bank and our activities with respect to such countries have not involved any U.S. person in either a managerial or operational role and have been subject to policies and procedures designed to ensure compliance with United Nations, European Union and German embargoes. In 2007 and before, our Management Board decided that we will not engage in new business with counterparties in countries such as Iran, Syria, Sudan and North Korea and to exit existing business to the extent legally possible.

We had a representative office in Tehran, Iran, which we discontinued at December 31, 2007. Our remaining business with Iranian counterparties consists mostly of participations as lender and/or agent in a few large trade finance facilities arranged some years ago to finance the export contracts of exporters in Europe and Asia. The lifetime of most of these facilities is ten years or more and we are legally obligated to fulfil our contractual obligations. We do not believe our business activities with Iranian counterparties are material to our overall business, with the outstandings to Iranian borrowers representing substantially less than 0.1 % of our total assets as of December 31, 2011 and the revenues from all such activities representing substantially less than 0.1 % of our total revenues for the year ended December 31, 2011.

We are also engaged in a limited amount of business with counterparties domiciled in Cuba, which is not subject to any United Nations, European Union or German embargo. The business consists of a limited number of non-confirmed letters of credit and of structured export finance transactions and represents substantially less than 0.01 % of our assets as of December 31, 2011. The transactions served to finance commercial products like tools for the sugar industry, and electricity supply, pharmaceutical products and sanitary goods.

We are aware, through press reports and other means, of initiatives by governmental and non-governmental entities in the United States and elsewhere to adopt laws, regulations or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with such countries, particularly Iran. Such initiatives may result in our being unable to gain or retain entities subject to such prohibitions as customers or as investors in our securities. In addition, our reputation may suffer due to our association with such countries. Such a result could have significant adverse effects on our business or the price of our securities.

Deutsche Bank	Item 4: Information on the Company	22
Annual Report 2011 on Form 20-F

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

We have made the following significant capital expenditures or divestitures since January 1, 2011:

—

In January 2011, we sold our 40 % stake in Paternoster Limited, a specialist pension insurer, to Rothesay Life, in accordance with the decision of the majority of Paternoster shareholders to sell their shares in the company.

—

In April 2011, we completed the subscription of newly issued shares in Hua Xia Bank Co. Ltd. Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased our existing equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital, the maximum single foreign ownership level as permitted by Chinese regulations.

—	In July 2011, we completed the sale of our equity linked note giving economic exposure to Newlands, a credit derivative product company incorporated in Bermuda, to funds advised by Oakhill Advisors.
—

In August 2011, Sicherungseinrichtungsgesellschaft deutscher Banken mbH (“SdB”) repaid € 0.5 billion (of which € 0.3 billion Corporate Investments, remainder allocated to other Group Divisions) of ECB-eligible notes guaranteed by the SOFFin (Sonderfonds Finanzmarktstabilisierung, established in October 2008 by the German government in the context of the financial crisis) which were acquired in February 2009 as part of a liquidity facility for SdB.

—

In November 2011, we closed an agreement for the sale of our premises at Taunusanlage 12 in Frankfurt am Main to a closed-end real estate fund launched by DWS. The sales price for the property determined by independent valuations is approximately € 600 million. We will continue to use these premises as Group headquarters under a long-term lease.

—

In the course of 2011, the liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, of € 7.5 billion (of which € 6.4 billion Corporate Investments, remainder allocated to other Group Divisions), in which we participated in December 2010, was fully repaid.

Deutsche Bank	Item 4: Information on the Company	23
Annual Report 2011 on Form 20-F

—

Since January 2012, we have been negotiating a domination and profit and loss transfer agreement according to Section 291 of the German Stock Corporation Act between DB Finanz-Holding GmbH (a wholly-owned subsidiary of Deutsche Bank AG) as controlling company, and Deutsche Postbank AG (“Postbank”) as dependent company, which we currently expect to be finally agreed between the parties by the end of March 2012. Such agreements are commonly used in German corporate practice to, among other things, enhance control and allow for tax grouping. The agreement would require approval by the shareholders’ meeting of Postbank and entry into the Commercial Register of Postbank to come into force. Once concluded and effective, minority shareholders of Postbank will receive compensation payments or, at their choice, a settlement payment which will be determined in the domination and profit and loss transfer agreement.

—

In February 2012, SdB repaid € 1.0 billion (of which € 0.7 billion Corporate Investments, remainder allocated to other Group Divisions) of ECB-eligible notes guaranteed by the SOFFin. Taking into account smaller repayments in 2010 and 2011, our remaining exposure to SdB amounted to € 1.0 billion.

—

On February 27, 2012, the exchange under the mandatorily-exchangeable bond issued by Deutsche Post in February 2009 into 60 million Postbank shares took place and one day later Deutsche Post exercised its put option over an additional 12.1 % of the share capital in Postbank. Together with shares held at this point in time, Deutsche Bank Group’s ownership in Postbank amounted to 93.7%.

—

In March 2012, we sold our U.S. multi-family financing business (Deutsche Bank Berkshire Mortgage) to a group led by Lewis Ranieri and Wilbur L. Ross, in line with our desire to focus on our core business strengths in the U.S.

Since January 1, 2011, there have been no public takeover offers by third parties with respect to our shares and we have not made any public takeover offers in respect of any other company’s shares.

Furthermore, we have made the following significant capital expenditures or divestitures between January 1, 2009 and December 31, 2010:

—	In February 2009, Corporate Investments participated in a liquidity facility for SdB, acquiring € 2.3 billion of ECB-eligible notes guaranteed by SoFFin.
—

The acquisition of a minority stake in Postbank was closed in February 2009. As part of that transaction we issued 50,000,000 Deutsche Bank shares to Deutsche Post, the parent of Postbank, to acquire a stake of 22.9 % in Postbank. Together with a stake of approximately 2.1 % held at that point in time, we held an investment of 25 % plus one share at closing. We also acquired a mandatorily-exchangeable bond issued by Deutsche Post, which was to be exchanged for an additional 27.4 % stake in Postbank in February 2012, and a call option to acquire an additional stake of 12.1 % in Postbank exercisable between February 2012 and February 2013 (Deutsche Post had a corresponding put option on the same 12.1 % stake).

—	The remaining stake of 2.4 % in Linde AG was sold via sell-down in the public markets in February, March and April 2009.
—	The reduction of our holding in Daimler AG from 2.7 % to 0.04 % took place via sell-down in the public markets in April through August 2009.
—

At the end of 2009, the existing liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) was fully repaid, at which point Corporate Investments participated in a new liquidity facility for Deutsche Pfandbriefbank AG by subscribing to € 9.2 billion of ECB-eligible notes fully guaranteed by SoFFin.

Deutsche Bank	Item 4: Information on the Company	24
Annual Report 2011 on Form 20-F

—

In March 2010, we closed the full acquisition of the Sal. Oppenheim Group for a total purchase price of approximately € 1.3 billion paid in cash, of which approximately € 0.3 billion was for BHF Asset Servicing GmbH (“BAS”), which was on-sold in the third quarter 2010 to Bank of New York Mellon. Shortly after completion, Sal. Oppenheim’s Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia’s Macquarie Group in the second quarter 2010. BHF-BANK AG, a 100 % subsidiary of Sal. Oppenheim, is being managed as a standalone entity.

—

In April 2010, we completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for a final consideration of € 687 million in cash. The acquisition accounting for the business combination had been finalized in the first quarter of 2011, leading to a negative goodwill of € 192 million. The acquired businesses have become part of our Global Transaction Banking Corporate Division and operate under the Deutsche Bank brand name.

—

In October 2010, we made a voluntary public takeover offer (“PTO”) to the shareholders of Postbank at € 25.00 per share. The offer was accepted for a total of 48.2 million shares, allowing Deutsche Bank to increase its participation in Postbank from 29.95 % to 51.98 % for a total consideration of € 1.2 billion. Following the successful completion of the takeover offer, Postbank became a consolidated subsidiary in the fourth quarter of 2010.

—

In November 2010, we completed the restructuring of loans we had to Actavis Group, a generic pharmaceutical group. The restructuring resulted in Deutsche Bank continuing to provide both senior and subordinated debt financing to Actavis as well as a new Payment in Kind (“PIK”) financing arrangement.

—

In the course of 2010, the liquidity facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) of € 9.2 billion, in which Corporate Investments participated in December 2009, was fully repaid. The last repayment was made in December 2010, at which point we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, by subscribing to € 7.5 billion of ECB-eligible notes (of which € 6.4 billion Corporate Investments, remainder allocated to other group divisions).

Business Overview

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany and one of the largest financial institutions in Europe and the world, as measured by total assets of € 2,164 billion as of December 31, 2011. As of that date, we employed 100,996 people on a full-time equivalent basis and operated in 72 countries out of 3,078 branches worldwide, of which 66 % were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

We are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2011, our group divisions were:

—	The Corporate & Investment Bank (CIB), comprising two corporate divisions:
—	Corporate Banking & Securities (CB&S)
—	Global Transaction Banking (GTB)
—	Private Clients and Asset Management (PCAM), comprising two corporate divisions:
—	Asset and Wealth Management (AWM)
—	Private & Business Clients (PBC)
—	Corporate Investments (CI)

Deutsche Bank	Item 4: Information on the Company	25
Annual Report 2011 on Form 20-F

These divisions are supported by infrastructure functions. In addition, we have a regional management function that covers regional responsibilities worldwide.

We have operations or dealings with existing or potential customers in most countries in the world. These operations and dealings include:

—	subsidiaries and branches in many countries;
—	representative offices in many other countries; and
—	one or more representatives assigned to serve customers in a large number of additional countries.

The following table shows our net revenues by geographical region, based on our management reporting systems.

in € m.	2011	2010	2009
Germany:
CIB	2,600	2,864	2,353
PCAM	9,983	5,699	4,769

Total Germany	12,583	8,563	7,122

Europe, Middle East and Africa:
CIB	7,775	8,258	8,485
PCAM	3,007	2,693	2,479

Total Europe, Middle East and Africa[1]	10,782	10,951	10,964

Americas (primarily United States):
CIB	4,908	6,420	5,295
PCAM	981	1,032	724

Total Americas	5,889	7,452	6,020

Asia/Pacific:
CIB	3,210	3,387	2,672
PCAM	408	387	289

Total Asia/Pacific	3,618	3,774	2,961

CI	394	(1,796)	1,044

Consolidation & Adjustments	(38)	(377)	(159)

Consolidated net revenues [2]	33,228	28,567	27,952

1	For the years ended December 31, 2011, 2010 and 2009, the United Kingdom accounted for approximately 60 % of these revenues.
2	Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including commissions and fee income). Revenues are attributed to countries based on the location in which our booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

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

Deutsche Bank	Item 4: Information on the Company	26
Annual Report 2011 on Form 20-F

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

Our Business Strategy

Deutsche Bank is a leading global investment bank with a strong and growing private clients franchise. We consider these to be mutually reinforcing businesses, and taking full advantage of the synergy potential between these businesses is a strategic priority for us. We are a leader in Europe, with strong positions in North America, Asia, and key emerging markets.

We take it as our mission to be the leading global provider of financial solutions, creating lasting value for our clients, our shareholders, our people and the communities in which we operate.

With the onset of the financial crisis in 2008, the banking landscape changed and new long-term challenges for the industry emerged, most notably regulatory changes. We recognized the underlying need to adapt our strategy and added a fourth chapter to our multi-phased Management Agenda, first launched in 2002. It focuses on sustainable profitability in investment banking with renewed risk and balance sheet discipline, a more balanced revenue mix through an increasing share of our GTB and PCAM businesses, continued growth in Asia and a strong performance culture.

Following the rebound in economic activity levels in 2009 and 2010, macroeconomic conditions worsened throughout 2011 with increasing intensity of the European sovereign debt crisis, volatile markets and a weakening outlook on global growth. We have responded by, on the one hand, continuing to execute our defined strategic priorities. On the other hand, we have addressed emerging new challenges by further de-risking our balance sheet and focusing on our capital, funding and liquidity positions.

While our operating environment still presents several significant challenges, we believe we are well positioned across our businesses to benefit from industry trends and capture market share.

Strategies in our CIB Businesses

The Corporate & Investment Bank (CIB) comprises our Corporate Banking & Securities (CB&S) and Global Transaction Banking businesses. CB&S comprises our Markets and Corporate Finance businesses.

Given the prevailing significant challenges for the world economy and financial markets, operational efficiency, cost management and targeted capital deployment remain a priority across our businesses.

We believe that CIB’s successful and early recalibration to a business model with lower risk and lower resources, and the subsequent further integration across all business areas, ensured that we remain well positioned within the current market and competitive landscape. In 2011, we achieved our target of delivering € 500 million of pre-tax profit from the further integration of CIB through increased cross-selling activity as well as through streamlining our business platform.

Deutsche Bank	Item 4: Information on the Company	27
Annual Report 2011 on Form 20-F

In Markets, our diverse client-focused business model and Top-3 client market shares across most products and regions results in a clear competitive advantage in a difficult market environment. Our growth going forward will be focused on closing out the few remaining gaps in our portfolio of products and regions and investing in capital efficient businesses that position us to deliver a solid return on equity under the new regulatory environment. We continue to build out equities, commodities and our electronic trading capabilities to support flow trading activities.

In Corporate Finance we were ranked just outside the Top-5 global banks (according to Dealogic), despite higher exposure to the slowdown in Europe, and continue to invest in key strategic areas including Financial Institutions, Industrials and Natural Resources and the Americas. In 2012, we aim to continue to consolidate our leadership in Europe in the most efficient manner possible and build further momentum in the United States and Asia, while continuing to maximise the revenue synergies between our primary and secondary businesses.

Our Global Transaction Banking business provides a stable revenue stream with strong market share, valuable relationships with both financial institutions and corporates and a vital source of liquidity. In 2011, we generated strong profitability and record revenues across all major businesses, driven by robust fee growth and higher interest income, volume growth in trade financing products and continued cost discipline. We continue to invest in products such as agency securities lending, supply chain finance and our cross-currency payments platform. The integration of ABN AMRO’s corporate and commercial banking activities in the Netherlands remained on track and should enable us to further strengthen our footprint in Europe.

Strategies in our PCAM Businesses

Asset and Wealth Management is comprised of our Asset Management and Private Wealth Management businesses.

On November 22, 2011, we announced a strategic review of our global Asset Management (AM) division as part of our ongoing efforts to maintain an optimal business mix and be among the market leaders in each of our businesses. The strategic review is consistent with the intention expressed in our Management Agenda Phase 4 to refocus our PCAM franchise around our core businesses, and it will be centred in particular on how recent regulatory changes and associated costs and changes in the competitive landscape are impacting the business and its growth prospects on a bank platform. The review evaluates the full range of strategic options including a potential sale of certain activities. It covers all of the Asset Management division globally except for the DWS franchise in Germany, Europe and Asia. DWS Investments is the retail mutual fund and retirement business of Deutsche Asset Management.

In Private Wealth Management (PWM), we continued to build on our leading position in our domestic market Germany. In particular, PWM achieved strong net asset inflows from existing and new clients. The alignment of Sal. Oppenheim, acquired in 2010, started to pay off, thanks to a substantial reduction of its operating cost base. We believe that Sal. Oppenheim’s independent value proposition will remain a key differentiating element of the PWM strategy in our home market. PWM’s continuous focus on Asia-Pacific and the United States also proved to be rewarding as our business grew in line with our high ambitions in these regions. Lastly, our joint efforts with CIB in catering for the specific needs of our ultra-high-net-worth (UHNW) clients continued to bear fruit as our business expanded further in this highly competitive and demanding client segment.

Deutsche Bank	Item 4: Information on the Company	28
Annual Report 2011 on Form 20-F

In Private & Business Clients (PBC), we further delivered on our growth commitment and strengthened our leading position as a private retail bank in our home market while fostering our business in selected European and Asian markets. With the ongoing cooperation and integration of Postbank, we were able to generate revenue synergies and continued working on a joint platform, which we expect will enable us to increase efficiency and to realize sustainable cost advantages. Despite challenges brought on by the European debt crisis, the PBC franchises in our European markets remained resilient. We opened branches in selected European markets while benefitting from our stake in Hua Xia Bank in China.

Capital management strategy. Focused management of capital has been a critical part of all phases of our management agenda and continues to be a key area of focus. In 2011, we increased our Core Tier 1 capital over the course of the year from € 30.0 billion to € 36.3 billion. At the end of 2011, our Core Tier 1 capital ratio, as measured under Basel 2.5, stood at 9.5 % as compared to 8.7 % at the end of 2010 (under Basel 2).

Our Group Divisions

Corporate & Investment Bank Group Division

The Corporate & Investment Bank Group Division (CIB) primarily serves large and medium-sized corporations, financial institutions and sovereign, public sector and multinational organizations. This group division generated 56 % of our net revenues in 2011, 73 % of our net revenues in 2010 and 67 % of our net revenues in 2009 (on the basis of our management reporting systems).

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

Deutsche Bank	Item 4: Information on the Company	29
Annual Report 2011 on Form 20-F

At December 31, 2011, CIB included two corporate divisions, comprising the following business divisions:

—	Corporate Banking & Securities Corporate Division (CB&S)
—	Corporate Finance
—	Markets
—	Global Transaction Banking Corporate Division (GTB)
—	Trade Finance and Cash Management Corporates
—	Trust & Securities Services and Cash Management Financial Institutions

CB&S includes the Corporate Finance Business Division, which includes Investment Banking Coverage and Advisory, and Capital Markets. These businesses focus on providing advisory, equity and debt financing and (in conjunction with Markets) risk management and structuring services to corporates, financial institutions, financial sponsors, governments and sovereigns.

CB&S also includes our debt and equity Sales and Trading businesses, which are housed in our Markets Business Division. Markets is composed of two areas: Coverage and Products. Coverage includes the Institutional Client Group, Research and Structuring. Products includes Credit (including Commercial Real Estate), Emerging Markets, Equities, Global Finance, Foreign Exchange, Rates and Commodities.

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

Effective January 1, 2011, the exposure in Actavis Group was transferred from CB&S to the group division Corporate Investments.

On April 1, 2009, management responsibility for The Cosmopolitan of Las Vegas property changed from CB&S to the group division Corporate Investments.

Deutsche Bank	Item 4: Information on the Company	30
Annual Report 2011 on Form 20-F

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

Global Transaction Banking Corporate Division

Corporate Division Overview

GTB delivers commercial banking products and services to corporate clients and financial institutions, including domestic and cross-border payments, professional risk mitigation and financing for international trade, as well as the provision of trust, agency, depositary, custody and related services. Our business divisions include:

—	Trade Finance and Cash Management Corporates
—	Trust & Securities Services and Cash Management Financial Institutions

On April 1, 2010, we closed the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands.

In November 2009, we closed the acquisition of Dresdner Bank’s Global Agency Securities Lending business from Commerzbank AG.

Deutsche Bank	Item 4: Information on the Company	31
Annual Report 2011 on Form 20-F

Products and Services

Trade Finance offers local expertise, a range of international trade products and services (including short-term financing), custom-made solutions for structured trade and the latest technology across our international network so that our clients can better manage the risks and other issues associated with their cross-border and domestic trades.

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

Private Clients and Asset Management Group Division

The Private Clients and Asset Management Group Division primarily serves retail and small corporate customers as well as affluent and wealthy clients and provides asset management services to retail and institutional clients. This group division generated 43 % of our net revenues in 2011, 34 % of our net revenues in 2010 and 30 % of our net revenues in 2009 (on the basis of our management reporting systems).

At December 31, 2011, this group division included the following corporate divisions:

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

Deutsche Bank	Item 4: Information on the Company	32
Annual Report 2011 on Form 20-F

Asset and Wealth Management Corporate Division

Corporate Division Overview

Our AM Business Division is organized into four global business lines:

—	Retail offers a range of products, including mutual funds and structured products, across many asset classes
—	Alternative Investments manages real estate and infrastructure investments, climate change, commodities and private equity funds of funds
—	Insurance provides specialist advisory and portfolio management services to insurers and re-insurers globally
—	Institutional provides investment solutions across both traditional and alternative strategies to all other (noninsurance) institutional clients, such as pension funds, endowments and corporates

Our PWM Business Division, which includes wealth management for high-net-worth clients and ultra-high-net-worth individuals, their families and selected institutions, is organized into regional teams specialized in their respective regional markets.

In November 2011, we announced that we are conducting a strategic review of our global Asset Management division. While we remain committed to asset management, this review is part of our continual effort to maintain an optimal business mix and be among the market leaders in each of our businesses. The strategic review of the Asset Management division is focusing in particular on how recent regulatory changes and associated costs and changes in the competitive landscape are impacting the business and its growth prospects on a bank platform. The review evaluates the full range of strategic options including a potential sale of certain activities. It covers all of the Asset Management division globally except for the DWS franchise in Germany, Europe and Asia.

In November 2011, we completed the step-acquisition of Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction followed our exercise of a purchase option on the remaining 60 % stake. We now fully control DUCM, which was previously accounted for under the equity method.

In May 2011 we completed the merger of Standard Life Investments’ sterling, euro and U.S. dollar Liquidity Funds into the DB Advisors’ Deutsche Global Liquidity Series (“DGLS”) money market funds. Earlier in March 2011, we merged the Henderson Liquid Assets Fund into the Sterling DGLS money market fund. These two transactions added assets totaling an aggregate of over € 6 billion to the funds.

In March 2011, AM sold its Polish subsidiary DWS Polska TFI S.A. to Investors Holding S.A. AM will continue distribution in the Polish market with its international mutual fund product range.

In early 2009, RREEF made the decision to transition out of the rest of its in-house property management business. RREEF recognized the need to re-focus its efforts on strategic investment planning and decisions, in addition to the composition and management of client assets from an overall portfolio, asset and risk management perspective. RREEF established a new asset management organization to monitor the third party managers who are performing the day to day property management. The property management transition was completed in 2009 with a remaining transition of the property management accounting staff completed in November 2010.

Deutsche Bank	Item 4: Information on the Company	33
Annual Report 2011 on Form 20-F

On October 1, 2010, management responsibility for the Marblegate Special Opportunities Master Fund, L.P. changed from Private Wealth Management to Corporate Investments.

In August 2010, AM successfully completed the spin-off of two independent investment boutiques offering global thematic equity and agribusiness strategies and a range of quantitative investment strategies.

Since March 2010, Sal. Oppenheim jr. & Cie. S.C.A has been a wholly owned subsidiary of Deutsche Bank AG. All Sal. Oppenheim Group operations, including all of its asset management activities, the investment bank, BHF-BANK Group, BHF Asset Servicing GmbH (“BAS”) and Sal Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. The Equity Trading & Derivatives and Capital Markets Sales units were sold to Australia’s Macquarie Group in the second quarter 2010, while BAS was sold to Bank of New York Mellon in the third quarter 2010. As of January 1, 2011, BHF-BANK was transferred from PWM to CI.

As of January 1, 2010, management responsibility for PWM Private Equity Group was changed to Asset Management.

In June 2009, PWM DB (Suisse) S.A. integrated its wholly-owned subsidiary Rüd, Blass & Cie AG Bankgeschäft in Switzerland.

In May 2009, RREEF Private Equity exited its non-controlling stake in Aldus Equity, an alternative asset management and advisory boutique specializing in customized private equity investing for institutional and high-net-worth investors previously acquired in July 2007.

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

AM offers investors a variety of alternative investment solutions through RREEF Alternatives, including RREEF Real Estate, one of the world’s largest real estate investment businesses, Private Equity, a multi-billion dollar fund-of-funds manager, Sustainable Advisors and Capital Partners, which make public market and private equity climate change investments, DB Climate Change Advisors, one of the world’s best-recognized groups for climate change-related research, Commodities, and Infrastructure, a European and Australasian private equity infrastructure investor and North American energy-related projects.

Deutsche Bank	Item 4: Information on the Company	34
Annual Report 2011 on Form 20-F

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

PWM offers discretionary portfolio management, in which portfolio managers of Deutsche Bank have discretion to manage clients’ investments within the clients’ general guidelines. The portfolio managers invest client funds in various investment products, such as stocks, bonds, mutual funds, hedge funds and other alternative investments including derivatives, where appropriate. In addition, we offer wealth advisory services for actively-involved clients with customized investment advice via a combination of risk management and portfolio optimization.

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

Deutsche Bank	Item 4: Information on the Company	35
Annual Report 2011 on Form 20-F

Distribution Channels and Marketing

AM markets our retail products in Germany and other Continental European countries generally through our established internal distribution channels in PWM and PBC. We also distribute our funds through other banks, insurance companies and independent investment advisors. We market our retail funds outside Europe via our own Asset and Wealth Management distribution channels and through third party distributors. DWS Investments distributes its retail products to U.S. investors primarily through financial representatives at major national and regional wirehouses, independent and bank-based broker dealers, and independent financial advisors and registered investment advisors.

Products for institutional clients are distributed through the substantial sales and marketing network within AM and through third-party distribution channels. They are also distributed through our other businesses, notably the Corporate & Investment Bank Group Division.

Alternative investment products are distributed through our sales and marketing network within Asset and Wealth Management and through third-party distribution channels, predominantly to high-net-worth clients, institutions and retail customers worldwide.

Insurance asset management solutions are marketed and distributed by AM’s specialist insurance unit, which provides advisory and portfolio management services for insurers and re-insurers globally.

PWM pursues an integrated business model to cater to the complex needs of high-net-worth clients and ultra-high-net-worth individuals, their families and selected institutions. The relationship managers work within target customer groups, assisting clients in developing individual investment strategies and creating enduring relationships with our clients.

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

Deutsche Bank	Item 4: Information on the Company	36
Annual Report 2011 on Form 20-F

Private & Business Clients Corporate Division

Corporate Division Overview

The Private & Business Clients Corporate Division (PBC) operates under a single business model across Europe and selected Asian markets with a focused, sales-driven management structure predominantly under the Deutsche Bank brand. PBC serves retail and affluent clients as well as small and medium sized business customers.

The PBC Corporate Division is organized into the following business units:

—	Advisory Banking Germany comprises all of PBC’s activities in Germany excluding Postbank.
—	Advisory Banking International covers PBC’s European activities outside Germany and PBC’s activities in Asia.
—	Consumer Banking Germany comprises the contribution of Postbank to the consolidated results of Deutsche Bank.

In 2011, we continued our balanced growth in selected European and Asian markets while benefiting from our comprehensive efficiency program to optimize efficiency in our middle and back offices and increase sales efficiency that we implemented in 2009.

In the German core market, we maintained our already strong position in a challenging market environment. On November 26, 2010, we announced that we would consolidate Deutsche Postbank Group in December 2010, following the successful conclusion of the voluntary public takeover offer (“PTO”) to the shareholders of Postbank. In settling the takeover offer on December 3, 2010 (“closing date”) and together with Postbank shares held before the PTO, we gained a controlling majority by directly holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Taking into account certain financial instruments on Postbank shares held by us prior to the closing date, as of the acquisition date the consolidation was based on a total equity interest in Postbank of 79.40%.

Following the acquisition, we increased our direct ownership interest in Postbank through additional share purchases in the market to 53.14 % at year-end 2011.

In addition, we had subscribed to a mandatory exchangeable bond (“MEB”) issued by Deutsche Post AG. We acquired the MEB in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. With the subsequent conversion of the MEB on February 27, 2012, we further increased our direct interest in Postbank by 60 million shares or 27.42 percentage points. With exercise of Deutsche Post’s put option on February 28, 2012, our direct interest and consolidated stake in Postbank was further increased by 26.4 million shares or 12.07 percentage points to 93.7%.

Through the acquisition of a majority shareholding in Postbank, we strengthened and expanded our leading market position in our German home market, offering synergy potential and growth opportunities, in particular with regard to the retail business of the Private Clients and Asset Management Group Division. By combining the businesses we aim at increasing the share of retail banking earnings in our results and further strengthening and diversifying the refinancing basis of the Group due to significantly increased volumes of retail customer deposits. Postbank continues to exist as a stand-alone stock corporation and remains visible in the market under its own brand. We have begun to integrate Postbank into the Corporate Division Private & Business Clients and expect that the integration will offer a significant potential for revenue and cost synergies. In Europe, we are focusing on low risk products and advisory services for affluent customers resulting in a high quality loan book and strong deposit collection.

Deutsche Bank	Item 4: Information on the Company	37
Annual Report 2011 on Form 20-F

The development of PBC in Asia has also gained momentum. PBC further invested in its strategic partnership with Hua Xia Bank in China by increasing its shareholding from 17.12 % to 19.99 % through the participation in a private placement amounting to RMB 5.6 billion (approximately € 587 million). The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011. The final settlement of the transaction was effective with the registration of the new shares on April 26, 2011. The equity method of accounting has been applied from February 11, 2011.

Additionally, as part of the strategic partnership, we and Hua Xia Bank have jointly developed and distributed credit cards in China since June 2007. Moreover, PBC has currently fifteen branches in India. India and China are considered Asian core markets for PBC. While further growing the franchise in India through continuous branch openings, our China strategy focuses on leveraging our stake in Hua Xia Bank.

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

We provide loan and deposit services, with the most significant being property financing (including mortgages) and consumer and commercial loans, as well as traditional current accounts, savings accounts and time deposits. The property finance business, which includes mortgages and construction finance, is our most significant lending business. We provide property finance loans primarily for private purposes, such as home financing. Most of our mortgages have an original fixed interest period of five or ten years. Loan and deposit products also include the home loan and savings business in Germany, offered through our subsidiary Deutsche Bank Bauspar AG. Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. For further discussion of these processes please see the “Monitoring Credit Risk” and “Main Credit Exposure Categories” sections in Item 11.

PBC’s deposits and payment services consist of administration of current accounts in local and foreign currency as well as settlement of domestic and cross-border payments on these accounts. They also include the purchase and sale of payment media and the sale of insurance products, home loan and savings contracts and credit cards. We retained our focus on deposit gathering throughout 2011. Supported by successfully launched campaigns we realized record volumes in deposits and payment services.

Distribution Channels and Marketing

To achieve a strong brand position internationally, we market our services consistently throughout the European and Asian countries in which PBC is active. In order to make banking products and services more attractive to clients, we seek to optimize the accessibility and availability of our services. To accomplish this, we deploy self-service functions and technological advances to supplement our branch network with an array of access channels to PBC’s products and services. These channels consist of the following in-person and remote distribution points:

Deutsche Bank	Item 4: Information on the Company	38
Annual Report 2011 on Form 20-F

—

Investment and Finance Centers. Investment and Finance Centers offer our entire range of products and advice. In 2011, several of our Investment and Finance Centers were refurbished in accordance with our new branch concept.

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

In addition to our branch network and financial agents, we enter into country-specific distribution and cooperation arrangements. In Germany, for example, we have a cooperation agreement with Deutsche Vermögensberatung AG (referred to as DVAG) whereby we distribute our mutual funds and other banking products through DVAG’s independent distribution network. In order to complement our product range, we have signed distribution agreements, in which PBC distributes the products of reputable product suppliers. These include an agreement with Zurich Financial Services for insurance products, and a strategic alliance with nine fund companies for the distribution of their investment products.

Corporate Investments Group Division

The Corporate Investments Group Division manages our global principal investment activities. Those are comprised of nonstrategic investments, which include certain private equity and venture capital investments, certain corporate real estate investments and our industrial holdings, as well as certain credit facilities. Historically, its mission has been to provide financial, strategic, operational and managerial capital to enhance the values of the portfolio companies in which the group division has invested. We believe the group division enhances the bank’s portfolio management and risk management capability. As of December 31, 2011, Corporate Investments managed assets with a carrying value of € 13.7 billion, including our exposure in Actavis Group, our investment in The Cosmopolitan of Las Vegas, our investment in Maher Terminals and our participation in the liquidity facility to Sicherungsgesellschaft deutscher Banken mbH (“SdB”).

Deutsche Bank	Item 4: Information on the Company	39
Annual Report 2011 on Form 20-F

Nonstrategic Investments

Corporate Investments took over management responsibility for certain assets that were transferred from other corporate divisions.

Effective January 1, 2011, the exposure in Actavis Group was transferred from the corporate division Corporate Banking & Securities.

As of January 1, 2011, BHF-BANK, was transferred from the corporate division Asset and Wealth Management. In 2010, Deutsche Bank was engaged in exclusive sale negotiations held with Liechtenstein’s LGT Group (“LGT”) for the sale of BHF-BANK. In April 2011, Deutsche Bank and LGT announced that they ended negotiations on the sale of BHF-BANK. The parties decided not to pursue the transaction further following discussions between themselves and with the competent supervisory authorities. In July 2011, Deutsche Bank announced that it had commenced negotiations for the sale of BHF-BANK with RHJ International, through its wholly owned subsidiary Kleinwort Benson Group. Completion of the sale would be dependent, among other things, on approvals from competent authorities. For further information, please also refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale”.

In December 2010, we transferred our investment in Deutsche Postbank AG to our Private & Business Clients Corporate Division. The initial minority stake was acquired on February 25, 2009. As of that date, we also entered into a mandatorily exchangeable bond as well as options to increase our stake in the future which were also transferred to our Private & Business Clients Corporate Division in December 2010.

In December 2010, The Cosmopolitan of Las Vegas property, which was transferred on April 1, 2009, from the corporate division Corporate Banking & Securities to Corporate Investments, started its operations.

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

Credit facilities

In 2010, we participated in a new liquidity facility for FMS Wertmanagement Anstalt des öffentlichen Rechts, by subscribing to € 6.4 billion of ECB-eligible notes. This liquidity facility was the successor of a facility for Deutsche Pfandbriefbank AG (formerly Hypo Real Estate Bank AG) of € 9.2 billion, in which we participated in December 2009. In the course of 2011, the liquidity facility of € 6.4 billion for FMS Wertmanagement Anstalt des öffentlichen Rechts, the winding-up agency of the Hypo Real Estate Group, was fully repaid by the issuer.

In November 2010, we accepted the buyback offer for € 433 million of the initial € 2.3 billion liquidity facility for SdB in which we participated in February 2009. In August 2011, SdB repaid € 340 million of its liquidity facility reducing our exposure to € 1.5 billion. In February 2012, a further repayment of € 721 million reduced the outstanding liquidty facility to € 759 million. This liquidity facility consists of ECB-eligible notes guaranteed by SoFFin.

Deutsche Bank	Item 4: Information on the Company	40
Annual Report 2011 on Form 20-F

Infrastructure and Regional Management

The infrastructure group consists of our centralized business support areas. These areas principally comprise control and service functions supporting the CIB, PCAM and CI businesses.

This infrastructure group is organized to reflect the areas of responsibility of those Management Board members that are not in charge of a specific business line. The infrastructure group is organized into COO functions (e.g., global technology, global business services, global logistics services and human resources), CFO functions (e.g., finance, tax, insurance and group strategy & planning), CRO functions (e.g., credit risk management, treasury, legal and compliance), and CEO functions (e.g., communications & corporate social responsibility and economics).

The Regional Management function covers regional responsibilities worldwide. It focuses on governance, franchise development and performance development. Regional and country heads and management committees are established in the regions to enhance client-focused product coordination across businesses and to ensure compliance with regulatory and control requirements, both from a local and Group perspective. In addition, the Regional Management function represents regional interests at the Group level and enhances cross-regional coordination.

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

Competitor Landscape

In 2010, the unique post-crisis conditions that supported strong recovery at many banks in 2009 (e.g. a pick-up of investment banking volumes, at significantly higher margins relative to pre-crisis levels) normalized, with many market participants seeing decreased margins in investment banking. This was positively counterbalanced by the credit cycle recovery, particularly among private clients. In 2011, the banking sector was negatively affected by deteriorating market conditions.

Significant challenges persist for the world economy and financial markets due to the European sovereign debt crisis and questions around the sustainability of the U.S. recovery. In addition, the changing regulatory landscape will impact the economics of the industry and put pressure on returns.

Deutsche Bank	Item 4: Information on the Company	41
Annual Report 2011 on Form 20-F

In our home market, Germany, the retail banking market remains fragmented and our competitive environment remains influenced by the three pillar system of private banks, public banks and cooperative banks. However, following recent and ongoing consolidation activity, particularly among public regional commercial banks (“Landesbanken”) and private banks, competitive intensity has increased. Our takeover of Deutsche Postbank AG as well as the merger of the second and third largest private sector banks have affected the domestic competitive landscape and further increased concentration.

Regulatory Reform

In light of the ongoing economic uncertainty in the wake of the financial crisis, governments and regulatory authorities continue to bring forward further proposals to reform the regulatory framework for the financial services industry. However, the complexity, policy and political challenges associated with many of these proposals means that implementation is slow and considerable uncertainty remains around the ultimate impact of reforms to both prudential and markets regulation.

Proposals currently being discussed or implemented at a U.S. and European level that could have a material impact on our competitive position (positive or negative) would include:

—	Implementation of the Basel 3 framework on capital and liquidity standards, along with the introduction of an international leverage ratio;
—	The introduction of specific capital requirements for globally significant financial institutions (including Deutsche Bank);
—	New powers for regulators to restructure financial institutions that are in distress and introduction of rules to require the creation of “living wills”;
—

The separation of certain businesses such as proprietary trading from deposit taking, in some cases requiring the split-up of institutions, and in the United States the prohibition of certain proprietary trading;

—

Requirements for over-the-counter derivatives and standardized derivatives to be centrally cleared and traded on exchanges or other registered trading platforms, with additional capital and margin requirements for non-cleared trades;

—

Greater regulation and oversight of commodity derivatives markets with more traders brought into the scope of conduct regulation and the imposition in Europe (potentially) and the United States of position limits;

—	Additional organizational requirements to address risks to market integrity and efficiency posed by high frequency trading, with introduction of circuit breakers in Europe and the United States;
—	Extension of pre and post trade transparency and market abuse rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers;
—	Increased regulation and oversight of non-bank financial entities such as hedge funds, private equity and money market funds;
—	Possible introduction of a financial transaction tax in Europe; and
—	Changes to EU restrictions on the sale of investment products to retail investors.

There are a range of risks which may arise across all of these areas but implementation risk – where there are different approaches taken nationally to the application of globally agreed proposals – is common across all. Differences in the implementation of regulatory reform could lead to an uneven competitive playing field within the financial services industry as a whole and within the banking sector specifically. Delays in implementation of proposed rules, driven in part by regulatory capacity constraints and discrepancies in reforms across jurisdictions, and the increased regulatory burden of having to comply with different regulations will also create additional uncertainty for the sector as a whole as well as for individual institutions.

Deutsche Bank	Item 4: Information on the Company	42
Annual Report 2011 on Form 20-F

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

Climate Change

Climate change has become a topic of intense public discussion in recent years. This discussion also includes the financial services industry, in particular in connection with projects that are perceived as contributing to or mitigating climate change. Projects and products that are perceived as contributing to climate change or other negative environmental or social impacts, as well as their financing and other services for these projects, are being reviewed more critically by investors, customers, environmental authorities, nongovernmental organizations and others. Where our own assessment of these issues so indicates, we may abstain from participating in such projects. By contrast, projects and products that aim to mitigate climate change are increasingly seeking financing and other financial services; these offer growth opportunities for many of our businesses. Moreover, we note that investors, customers and others increasingly take the overall approach of companies to climate change, including the direct and indirect carbon emissions of their operations, into consideration in their decisions, even where such emissions are minimal. We have undertaken a number of measures to reduce our carbon emissions over time, such as a comprehensive renovation of our world headquarters in Germany to bring the energy efficiency of these buildings to the highest possible level for similarly-situated office towers.

Competition in Our Businesses

Corporate & Investment Bank Group Division

Our investment banking operation competes in domestic and international markets in Europe, the Americas and Asia-Pacific. Competitors include bank holding companies, investment advisors, brokers and dealers in securities and commodities, securities brokerage firms and certain commercial banks. Within Germany and other European countries, our competitors also include German private universal banks, public state banks and foreign banks.

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

Our main competitors in the asset management business are asset management subsidiaries of major financial services companies and large stand-alone retail and institutional asset managers. Most of the main competitors are headquartered in Europe or the United States, though many operate globally.

Deutsche Bank	Item 4: Information on the Company	43
Annual Report 2011 on Form 20-F

Regulation and Supervision

Overview

Our operations throughout the world are regulated and supervised by the relevant authorities in each of the jurisdictions where we conduct business. Such regulation relates to licensing, capital adequacy, liquidity, risk concentration, conduct of business as well as organizational and reporting requirements. It affects the type and scope of the business we conduct in a country and how we structure specific operations. Currently and in reaction to the crisis in the financial markets, the regulatory environment is undergoing significant changes. Most notably, the Basel Committee on Banking Supervision has proposed revised capital adequacy standards that are significantly more stringent than the existing requirements. A set of new rules regarding trading activities, commonly referred to as Basel 2.5, took effect on December 31, 2011, and significantly affects capital levels relating to our trading book (correlation trading, securitizations, stressed value-at-risk and incremental risk charge). In addition, more comprehensive changes to the capital adequacy framework, known as Basel 3, were published by the Basel Committee on Banking Supervision in December 2010. The implementation of Basel 3 is expected to impose new requirements in respect of regulatory capital, liquidity/funding and leverage ratios. Furthermore, on October 26, 2011, the Council of the European Union agreed to require that 70 large banks in the European Economic Area, including Deutsche Bank, create an exceptional and temporary capital buffer by June 30, 2012, to address current market concerns over sovereign risk. To prevent shortfalls in the capitalization of German banks as a result of these new capital requirements, the German legislature enacted the Second Financial Markets Stabilization Act which became effective on March 1, 2012, allowing stabilization measures in the period through December 2012 that can be imposed on banks without approval of their shareholders. Further changes continue to be under consideration in the jurisdictions in which we operate. While the extent and nature of these changes cannot be predicted now, they may include a further increase in regulatory oversight and enhanced prudential standards relating to capital, liquidity, employee compensation, limitations on activities and other aspects of our operations that may have a material effect on the businesses and the services and products that we will be able to offer.

The following sections present a description of the supervision of our business by the authorities in Germany, our home market, in the member states of the European Economic Area, and in the U.S., which we view as the most significant for us. Beyond these regions, local country regulations generally have limited impact on our operations that are unconnected with these countries.

Regulation and Supervision in Germany – Basic Principles

We are authorized to conduct banking business and to provide financial services as set forth in the German Banking Act (Kreditwesengesetz – KWG). We are subject to comprehensive regulation and supervision by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) and the Deutsche Bundesbank (“Bundesbank”), the German central bank.

The BaFin is a federal regulatory authority and reports to the German Federal Ministry of Finance. It supervises the operations of German banks to ensure that they are in compliance with the German Banking Act and other applicable German laws and regulations. The Bundesbank supports the BaFin and closely cooperates with it. The cooperation includes the ongoing review and evaluation of reports submitted by us and of our audit reports as well as assessments of the adequacy of our capital base and risk management systems. The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with applicable legal requirements and to obtain information on the financial condition of banks.

Deutsche Bank	Item 4: Information on the Company	44
Annual Report 2011 on Form 20-F

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

We are in compliance with the German laws that are applicable to our business in all material respects.

The German Banking Act

The German Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. In particular it requires that an enterprise that engages in one or more of the activities defined in the German Banking Act as “banking business” or “financial services” in Germany must be licensed as a “credit institution” (Kreditinstitut) or “financial services institution” (Finanzdienstleistungsinstitut), as the case may be. We are licensed as a credit institution.

The German Banking Act and the rules and regulations adopted thereunder implement certain European Union directives relating to banks. These directives reflect recommendations of the Basel Committee on Banking Supervision and address issues such as accounting standards, regulatory capital, risk-based capital adequacy, the monitoring and control of large exposures, consolidated supervision and liquidity. The Basel 3 framework, which provides for increased regulatory capital and liquidity requirements, is expected to be implemented mainly through a European Union regulation which applies directly in every member state, and to a limited extent through a European Union directive and subsequent national transposition legislation.

The German Securities Trading Act

Under the German Securities Trading Act (Wertpapierhandelsgesetz – WpHG), the BaFin regulates and supervises securities trading in Germany. The German Securities Trading Act contains, among other things, disclosure and transparency rules for issuers of securities that are listed on a German exchange and prohibits insider trading with respect to certain listed securities. The German Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives and certain types of investment advice. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the German Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider’s compliance with its obligations under the German Securities Trading Act. The European Commission has brought forward several legislative proposals which would result, if enacted, in further regulation of securities trading and the trading in derivatives in particular.

Deutsche Bank	Item 4: Information on the Company	45
Annual Report 2011 on Form 20-F

Capital Adequacy Requirements

The German Banking Act and the Solvency Regulation (Solvabilitätsverordnung) issued by the Federal Ministry of Finance thereunder reflect the capital adequacy rules of the Basel 2 and 2.5 frameworks and require German banks to maintain an adequate level of regulatory capital in relation to their risk positions. Risk positions (commonly referred to as “risk-weighted assets”) comprise credit risks, market risks and operational risks (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). Credit risks and operational risks must be covered with Tier 1 capital (“core capital”) and Tier 2 capital (“supplementary capital”) (together, “regulatory banking capital”). Market risk must be covered with regulatory banking capital (to the extent not required to cover credit and operational risk) and Tier 3 capital (together with regulatory banking capital, “own funds”). Under certain circumstances, the BaFin may impose capital requirements on individual banks which are more stringent than statutory requirements. For details of Deutsche Bank’s regulatory capital see Note 37 “Regulatory Capital”.

Responding to current market concerns over the ability of banks to be able to absorb potential losses associated with sovereign debt, the Council of the European Union agreed on October 26, 2011, to require that 70 large banks in the European Economic Area including us create an exceptional and temporary capital buffer. To that effect, the relevant banks have to maintain a capital ratio of 9 % of Core Tier 1 capital against their credit, operational and market risks after accounting for market valuation of sovereign debt. The reference date for computing this capital buffer is September 30, 2011. The banks concerned have to attain the capital target by June 30, 2012, based on plans agreed with their respective national regulatory authority and the European Banking Authority (“EBA”). In order to build this capital buffer, banks are expected to use private sources of capital. Where these sources are insufficient or not available, the national government of the bank concerned is expected to provide support, and if such support is not available, recapitalization is expected to be funded by the European Financial Stability Fund, all subject to European Union rules on state aid.

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

Deutsche Bank	Item 4: Information on the Company	46
Annual Report 2011 on Form 20-F

Consolidated Regulation and Supervision

The provisions of the German Banking Act on consolidated supervision require that each group of institutions (Institutsgruppe) taken as a whole complies with the requirements on capital adequacy and the limitations on large exposures described above. A group of institutions generally consists of a domestic bank or financial services institution, as the parent company, and all other banks, financial services institutions, investment management companies, financial enterprises, payment institutions or ancillary services enterprises in which the parent company holds more than 50 % of voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, investment company, financial enterprise, bank service enterprise or payment institution by a bank and one or more third parties.

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

Liquidity Requirements

The German Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. The Liquidity Regulation (Liquiditätsverordnung) provides for minimum liquidity requirements based upon a comparison of the remaining terms of certain assets and liabilities. It requires maintenance of a ratio (Liquiditätskennzahl or “liquidity ratio”) of liquid assets to liquidity reductions expected during the month following the date on which the ratio is determined of at least one. The Liquidity Regulation also allows banks and financial services institutions subject to it to use their own methodology and procedures to measure and manage liquidity risk if the BaFin has approved such methodology and procedures. The liquidity ratio and estimated liquidity ratios for the next eleven months must be reported to the BaFin on a monthly basis. The liquidity requirements do not apply on a consolidated basis. The BaFin may impose on individual banks liquidity requirements which are more stringent than the general statutory requirements if such banks’ continuous liquidity would otherwise not be ensured.

Financial Statements and Audits

As required by the German Commercial Code (Handelsgesetzbuch – HGB), we prepare our nonconsolidated financial statements in accordance with German GAAP. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, and our compliance with capital adequacy requirements and large exposure limits is determined solely based upon such consolidated financial statements.

Deutsche Bank	Item 4: Information on the Company	47
Annual Report 2011 on Form 20-F

Under German law, we are required to be audited annually by a certified public accountant (Wirtschaftsprüfer). The accountant is appointed at the shareholders’ meeting. However, the supervisory board mandates the accountant and supervises the audit. The BaFin must be informed of and may reject the accountant’s appointment. The German Banking Act requires that a bank’s auditor informs the BaFin of any facts that come to the accountant’s attention which would lead it to refuse to certify or to limit its certification of our annual financial statements or which would adversely affect our financial position. The auditor is also required to notify the BaFin in the event of a material breach by management of the articles of association or of any other applicable law. The auditor is required to prepare a detailed and comprehensive annual audit report (Prüfungsbericht) for submission to the bank’s supervisory board, the BaFin and the Bundesbank.

Investigative, Enforcement and Restructuring Powers

Investigations and Official Audits

The BaFin conducts audits of banks on a random basis, as well as for cause. The BaFin is also responsible for auditing internal risk models used by a bank for regulatory purposes. It may revoke the approval to use such models or impose conditions on their continued use for regulatory purposes.

The BaFin may require a bank to furnish information and documents in order to ensure that the bank is complying with the German Banking Act and applicable regulations. The BaFin may conduct investigations without having to state a reason therefor. Such investigations may also take place at a foreign entity that is part of a bank’s group for regulatory purposes. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located restricts such investigations.

The BaFin may attend meetings of a bank’s supervisory board and shareholders meetings. It also has the authority to require that such meetings be convened.

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

Deutsche Bank	Item 4: Information on the Company	48
Annual Report 2011 on Form 20-F

If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:

—	issuing instructions relating to the management of the bank;
—	prohibiting the acceptance of deposits and the extension of credit;
—	prohibiting or restricting the bank’s managers from carrying on their functions;
—	prohibiting payments and disposals of assets;
—	closing the bank’s customer services; and
—	prohibiting the bank from accepting any payments other than payments of debts owed to the bank.

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

Restructuring Powers

The Restructuring Act (Restrukturierungsgesetz) of December 9, 2010, introduced new powers for the BaFin to effect or facilitate the stabilization, reorganization or restructuring of banks from January 1, 2011 on.

If, based upon the circumstances, it is likely that a bank will not be able to continuously fulfill the statutory capital or liquidity requirements, the bank may submit a stabilization plan to the BaFin. A stabilization plan may in particular provide for the taking up of new loans or other financing that will have priority over the claims of existing creditors if insolvency proceedings are opened within three years following the commencement of the stabilization proceedings. The aggregate amount of such loans may not exceed 10 % of the bank’s own funds. If the BaFin considers the stabilization plan to be sustainable, it applies to the court for the opening of a stabilization proceeding. If the statutory requirements are met, the court appoints a stabilization advisor who oversees the implementation of the stabilization plan and has the authority to issue orders to the management of the bank.

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

Deutsche Bank	Item 4: Information on the Company	49
Annual Report 2011 on Form 20-F

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

Deposit Protection in Germany

The Deposit Guarantee Act

The Law on Deposit Insurance and Investor Compensation (Einlagensicherungs- und Anlegerentschädigungsgesetz, the “Deposit Guarantee Act”) provides for a mandatory deposit insurance system in Germany. It requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (Entschädigungseinrichtungen). Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as us, collects and administers the contributions of the member banks, and settles the compensation claims of investors in accordance with the Deposit Guarantee Act.

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

Deutsche Bank	Item 4: Information on the Company	50
Annual Report 2011 on Form 20-F

Voluntary Deposit Protection System

Liabilities to creditors that are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. We take part in the Deposit Protection Fund of the Association of German Banks (Einlagensicherungsfonds des Bundesverbandes deutscher Banken e. V.). The Deposit Protection Fund covers liabilities to customers up to an amount equal to 30 % of the bank’s core capital and supplementary capital (to the extent that supplementary capital does not exceed 25 % of core capital). This limit will be reduced to 20 % of the bank’s applicable capital base from January 1, 2015 onwards, to 15 % from January 1, 2020 onwards and to 8.75 % from January 1, 2025 onwards. Liabilities to other banks and other specified institutions, obligations of banks represented by instruments in bearer form and covered bonds in registered form (Namenspfandbriefe) are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank.

Banks that participate in the Deposit Protection Fund make annual contributions to the fund based on their liabilities to customers, and may be required to make special contributions up to an amount of 50 % of their annual contributions to the extent requested by the Deposit Protection Fund to enable it to fulfill its purpose. If one or more German banks are in financial difficulties, we may therefore participate in their restructuring even where we have no business relationship or strategic interest, in order to avoid making special contributions to the Deposit Protection Fund in case of an insolvency of such bank or banks, or we may be required to make such special contributions. Following financial difficulties of various German banks, the annual contributions to the Deposit Protection Fund were doubled from 2009 onwards.

Proposed Revision of the EU Directives on Deposit Guarantee and Investor Protection Schemes

On July 12, 2010, the European Commission initiated a revision of the European Union directives on deposit guarantee and investor protection schemes, the adoption of which is currently pending. The main purpose of the revision is to improve the funding of these schemes, to expand the scope of eligible deposits and to provide for a faster disbursement of funds when the protection scheme is called. The reform envisages that most of the proposed measures will become effective by the end of 2012. Pursuant to this proposal, deposit protection schemes must have 1.5 % of the total covered deposits at hand, and investor compensation schemes 0.5 % of the value of funds and financial instruments covered by the investor compensation scheme that are held by, deposited with or managed by investment firms and collective investment schemes. The proposal also provides for a ten year transition period to accumulate the respective funds. In the event that the directives on deposit guarantee and investor protection schemes are amended as proposed, the costs for deposit guarantee and investor protection schemes (and thus our contributions to these schemes) will increase substantially.

Regulation and Supervision in the European Economic Area

Since 1989 the European Union has enacted a number of regulations and directives to create a single European Union-wide market with almost no internal barriers on banking and financial services. The Agreement on the European Economic Area extends this single market to Iceland, Liechtenstein and Norway. Within this market our branches generally operate under the so-called “European Passport”. Under the European Passport, our branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country are responsible for the regulation and supervision of the liquidity requirements and the financial markets of the host country. They also retain responsibility with regard to the provision of securities services within the territory of the host country.

Deutsche Bank	Item 4: Information on the Company	51
Annual Report 2011 on Form 20-F

On November 24, 2010, the European Union enacted regulations to further integrate the existing national supervisory authorities into a European System of Financial Supervision. A European Systemic Risk Board (“ESRB”) was established and the independent advisory committees to the European Commission for banks, insurance companies and securities markets which had existed since 2004 were transformed into new European authorities: the European Banking Authority (“EBA”), the European Insurance and Occupational Pensions Authority (“EIOPA”) and the European Securities and Markets Authority (“ESMA”).

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

On July 21, 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act will require further detailed rulemaking over several years by different U.S. regulators, including the Department of the Treasury, the Federal Reserve Board, the Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (Council), and uncertainty remains about the final details, timing and impact of the rules.

Among other things, the Dodd-Frank Act will, pursuant to its so-called “Volcker Rule”, limit the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the United States unrelated to serving clients, although certain non-U.S. banking organizations, such as Deutsche Bank, will not be prohibited by the Dodd-Frank Act from engaging in such activities solely outside the United States. The Dodd-Frank Act also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards (although certain of our activities will be subject to the U.S. standards).

U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability.

Deutsche Bank	Item 4: Information on the Company	52
Annual Report 2011 on Form 20-F

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding the registration of, and capital, margin and business conduct standards for, swap dealers and major swap participants. The Dodd-Frank Act also requires broader regulation of hedge funds and private equity funds, as well as credit agencies, and imposes new requirements with respect to asset securitization activities.

The Dodd-Frank Act also establishes a new regime for the orderly liquidation of systemically significant financial companies and authorizes assessments on financial institutions that have U.S. $ 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation of a systemically significant financial company under the new insolvency regime. In addition, the Dodd-Frank Act requires issuers with securities listed on U.S. stock exchanges, which may include foreign private issuers such as us, to establish a “clawback” policy to recoup previously awarded executive compensation in the event of an accounting restatement. Dodd-Frank also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Implementation of the Dodd-Frank Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business. Although uncertainty remains about many of the details, impact and timing of these reforms, we expect that there may be significant costs and limitations on our businesses resulting from certain regulatory initiatives, including the proposed regulations to implement the Volcker Rule limitations.

Regulatory Authorities

We and Deutsche Bank Trust Corporation, our wholly owned subsidiary, are bank holding companies under the U.S. Bank Holding Company Act of 1956, as amended (the Bank Holding Company Act), by virtue of, among other things, our ownership of DBTCA. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as our U.S. “umbrella supervisor”. Until February 1, 2012, Taunus Corporation was our top-tier U.S. bank holding company subsidiary. On that date, we reorganized our ownership of our U.S. banking subsidiaries so that they are no longer held through Taunus Corporation, which is thus no longer a bank holding company, and Deutsche Bank Trust Corporation is now our top-tier U.S. bank holding company subsidiary.

DBTCA is a New York state-chartered bank whose deposits are insured by the FDIC to the extent permitted by law. Effective October 3, 2011, the New York State Banking Department and the New York State Insurance Department were abolished and the authority of both former agencies was transferred to a new Department of Financial Services, whose head is the Superintendent of Financial Services. DBTCA is subject to regulation, supervision and examination by the Federal Reserve Board and the New York State Department of Financial Services and to relevant FDIC regulation. Deutsche Bank Trust Company Delaware is a Delaware state-chartered bank which is subject to regulation, supervision and examination by the FDIC and the Office of the State Bank Commissioner of Delaware. Deutsche Bank’s New York branch is supervised by the Federal Reserve Board and the New York State Department of Financial Services. Deutsche Bank’s federally chartered nondeposit trust companies are subject to regulation, supervision and examination by the Office of the Comptroller of the Currency. Certain of Deutsche Bank’s subsidiaries are also subject to regulation, supervision and examination by state banking regulators of certain states in which it conducts banking operations.

Deutsche Bank	Item 4: Information on the Company	53
Annual Report 2011 on Form 20-F

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

Under U.S. law, our activities and those of our subsidiaries in the United States are generally limited to the business of banking, and managing or controlling banks. So long as we are a financial holding company under U.S. law, we may also engage in nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases. As a non-U.S. bank, we are generally authorized under U.S law and regulations to acquire a non-U.S. company engaged in nonfinancial activities as long as the company’s U.S. operations do not exceed certain thresholds and certain other conditions are met.

Our status as a financial holding company, and our resulting ability to engage in a broader range of nonbanking activities are dependent on Deutsche Bank AG and our two insured U.S. depository institutions being “well capitalized” and “well managed” (as defined by Federal Reserve Board regulations) and upon our insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. In order to meet the “well capitalized” test, both Deutsche Bank on a consolidated basis and our U.S. depository institutions on a stand-alone basis are required to maintain a Tier 1 risk-based capital ratio of at least 6 % and a total risk-based capital ratio of at least 10%.

State-chartered banks (such as DBTCA) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, with certain exceptions that require prior regulatory approval, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts. In addition, DBTCA and Deutsche Bank Trust Company Delaware are subject to their respective state banking laws pertaining to legal lending limits. Likewise, the United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. These single-borrower lending limits are based on the worldwide capital of the entire foreign bank (i.e., Deutsche Bank AG in the case of the New York branch).

The Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States or, for a foreign bank that presents a risk to the stability of the United States financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.

Deutsche Bank	Item 4: Information on the Company	54
Annual Report 2011 on Form 20-F

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. In addition, the Dodd-Frank Act will require that the lending limits applicable to our FDIC-insured bank subsidiaries and to our New York branch take into account (effective July 2012) credit exposure arising from derivative transactions, and that those applicable to our New York branch take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks will be restricted or prohibited, which may necessitate a restructuring of how we conduct our derivatives activities. In addition, regulations which the Council, or the Consumer Financial Protection Bureau established under the Dodd-Frank Act, may adopt could affect the nature of the activities which a bank (including our FDIC-insured bank subsidiaries and our New York branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with our U.S. broker-dealers and certain of our other affiliates. Effective in July 2012, the Dodd-Frank Act subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations.

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

New York Branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business and is required to maintain eligible high-quality assets with banks in the State of New York (up to a maximum of U.S. $ 100 million of assets pledged so long as the New York branch remains “well-rated” by the New York State Superintendent of Financial Services). Should our New York branch cease to be “well-rated”, we may need to maintain substantial additional amounts of eligible assets. The Superintendent of Financial Services may also establish asset maintenance requirements for branches of foreign banks. Currently, no such requirement has been imposed upon our New York branch.

The New York State Banking Law authorizes the Superintendent of Financial Services to take possession of the business and property of a New York branch of a foreign bank under certain circumstances, generally involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of depositors and other creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Financial Services for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Financial Services will turn over the remaining assets, if any, to the foreign bank or its duly appointed liquidator or receiver.

Deutsche Bank	Item 4: Information on the Company	55
Annual Report 2011 on Form 20-F

Deutsche Bank Trust Company Americas

The Federal Deposit Insurance Corporation Improvement Act of 1991 (referred to as FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. Since the enactment of FDICIA, both of our U.S. insured banks have been categorized as “well capitalized”, the highest capital category under applicable regulations.

DBTCA, like other FDIC-insured banks, is required to pay assessments to the FDIC for deposit insurance under the FDIC’s Deposit Insurance Fund (calculated using the FDIC’s risk-based assessment system). As a result of losses incurred by the Deposit Insurance Fund on account of current financial market conditions, the amount of these assessments has been increasing. The FDIC authorized the imposition of special assessments of five basis points on each FDIC-insured institution’s assets minus its Tier 1 capital (subject to a cap of 10 basis points of an institution’s domestic deposits). The first special assessment was collected on September 30, 2009. Instead of imposing additional special assessments, the FDIC issued a regulation that required FDIC-insured institutions to prepay on December 30, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012, with institutions accounting for the prepayment as a prepaid expense (an asset). The Dodd-Frank Act changes the FDIC deposit insurance assessment framework (the amounts paid by FDIC-insured institutions into the deposit insurance fund of the FDIC), primarily by basing assessments on an FDIC-insured institution’s total assets less tangible equity rather than U.S. domestic deposits, which is expected to shift a greater portion of the aggregate assessments to large FDIC-insured institutions.

The FDIC’s basic amount of deposit insurance is U.S. $ 250,000. The Dodd-Frank Act provides for unlimited deposit insurance for certain noninterest-bearing transaction accounts through December 31, 2012.

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

Our principal U.S. SEC-registered broker-dealer subsidiary, Deutsche Bank Securities Inc., is a member of the New York Stock Exchange and is regulated by the Financial Industry Regulatory Authority (FINRA) and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over our U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Deutsche Bank	Item 4: Information on the Company	56
Annual Report 2011 on Form 20-F

Under the Dodd-Frank Act, with certain exceptions, our entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or CFTC, or both, and will become subject to the requirements as to capital, margin, business conduct, recordkeeping and other requirements applicable to such entities. The details of these requirements will be established through numerous regulations to be issued by various U.S. regulatory authorities.

Organizational Structure

We operate our business along the structure of our three group divisions. Deutsche Bank AG is the direct or indirect holding company for our subsidiaries. The following table sets forth the significant subsidiaries we own, directly or indirectly as of December 31, 2011. We used the three-part test set out in Section 1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. We do not have any other subsidiaries we believe are material based on other, less quantifiable, factors. We have provided information on the principal subsidiaries of Taunus Corporation, DB Finanz-Holding GmbH and DB Valoren S.à.r.l. to give an idea of their businesses.

We own 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which we own shares representing 53.14 % of the equity and voting rights as of December 31, 2011, and, taking into account certain financial instruments held by us, a total equity interest of 80.56%. Exercise of the aforementioned financial instruments in the first quarter 2012 resulted in an increase of direct ownership in Postbank (further detail is included in Note 04 “Acquisitions and Dispositions”). These subsidiaries prepare financial statements as of December 31, 2011 and are included in our consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Luxembourg S.A.[4]	Luxembourg

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH[6]	Frankfurt am Main, Germany
DB Valoren S.à.r.l.[7]	Luxembourg
DB Equity S.à.r.l.[8]	Luxembourg
Deutsche Postbank AG9	Bonn, Germany

[1]

This company is a holding company for most of our subsidiaries in the United States. Effective February 1, 2012, Taunus Corporation is no longer a holding company for Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Corp. has become the top-level U.S. holding company through which Deutsche Bank Trust Company Americas is held.

[2]

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

[4]

The primary business of this company comprises Treasury and Markets activities, especially as a major supplier of euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for the loan exposure management group, and private banking.

[5]	The company serves private individuals, affluent clients and small business clients with banking products.
[6]	The company holds the majority stake in Deutsche Postbank AG.
[7]	This company is a holding company for our subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.à.r.l.
[8]	The company holds a part of our stake in Deutsche Postbank AG.
[9]	The business activities of this company and its subsidiaries comprise retail banking, business with corporate customers, capital markets activities as well as home savings loans.

Deutsche Bank	Item 4: Information on the Company	57
Annual Report 2011 on Form 20-F

Property and Equipment

As of December 31, 2011, we operated in 72 countries out of 3,078 branches around the world, of which 66 % were in Germany. We lease a majority of our offices and branches under long-term agreements.

As of December 31, 2011, we had premises and equipment with a total book value of approximately € 5.5 billion. Included in this amount were land and buildings with a carrying value of approximately € 2.8 billion. As of December 31, 2010, we had premises and equipment with a total book value of approximately € 5.8 billion. Included in this amount were land and buildings with a carrying value of approximately € 3.3 billion.

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	58
Annual Report 2011 on Form 20-F

Item 5: Operating and Financial Review and Prospects

Overview

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them included in “Item 18: Financial Statements” of this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 have been audited by KPMG AG Wirtschaftsprüfungsgesellschaft, as described in the “Report of Independent Registered Public Accounting Firm” on page F-4.

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

We have identified the following significant accounting policies that involve critical accounting estimates:

—	Fair value estimates
—	Reclassification of financial assets
—	Impairment of loans and provision for off-balance sheet positions
—	Impairment of other financial assets
—	Impairment of non-financial assets
—	Deferred tax assets
—	Legal and regulatory contingencies and uncertain tax positions

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements

See Note 03 “Recently Adopted and New Accounting Pronouncements” to the consolidated financial statements for a discussion on our recently adopted and new accounting pronouncements.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	59
Annual Report 2011 on Form 20-F

Operating Results (2011 vs. 2010)

You should read the following discussion and analysis in conjunction with our consolidated financial statements.

Executive Summary

The Global Economy

The global economy was impacted by several negative factors in 2011: rising commodity prices, mounting inflation, natural and nuclear disasters in Japan, political unrest in North Africa, debates on the debt ceiling in the U.S. and downgrading by rating agencies – but especially the sovereign debt crisis in Europe.

In 2011, the global economic growth slowed to an estimated 3.5 % after a solid growth of 5 % in 2010 that was driven by catch-up effects in the wake of the global economic crisis. The slowdown took place predominantly in the industrial countries, while growth continued nearly unabated in the emerging markets. The problems of structural adjustment in the industrial countries had apparently been masked in many cases by the massive monetary and fiscal policy measures introduced in 2008 and 2009, some of which only developed their full effect in 2010. As the economic stimulus measures expired, structural problems returned.

The U.S. economy, where continuing problems in the real estate and job markets slowed growth down from 3 % in 2010 to around 1.75 % in 2011, demonstrated this notably. In the wake of the tsunami last March and the nuclear catastrophe it unleashed in Fukushima, Japan’s economy was temporarily thrown into a recession by a negative supply shock and decreased on an annualized basis by around 0.75%. The eurozone slid into a recession towards the end of the year due to the increasing uncertainty on the future development of the debt crisis and the retarding effects of the fiscal consolidation programs that were launched in many countries. As an annualized average, growth declined from 1.9 % in 2010 to around 1.5 % in 2011. Only the German economy grew strongly again at 3%, versus 3.6 % in 2010. However, the sentiment clearly dampened here over the course of the year, in particular, due to the waning momentum in foreign trade.

The Banking Industry

In 2011, the economic environment for the banking industry was marked by a favorable first half and from summer onwards by a significant downturn as the European sovereign debt crisis worsened and economic activity declined more than expected.

Capital market businesses initially saw stable earnings and healthy client demand. This changed with the sovereign debt crisis in Europe spreading to Italy, Spain and other core countries during the third quarter. The uncertainty over debt sustainability, the magnitude of the economic downturn and worries about banks’ excessive exposure to countries affected by the crisis paralyzed not only issuance activities, corporate acquisitions and trading in Europe but also the willingness of investors to provide long-term financing to the banking sector. Outside Europe, investment banking performance and banks’ term funding remained largely satisfactory. For the year as a whole, the global volume of equity issuance decreased significantly, while debt issuance was down only moderately compared to 2010; the market for M&A picked up slightly, and the syndicated loans business continued to recover.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	60
Annual Report 2011 on Form 20-F

European banks responded to the widespread drying-up of long-term refinancing sources and of the interbank market by accelerating the restructuring of investment banking activities, reducing risk positions, partially withdrawing from foreign markets and seeking greater recourse to funds made available by the European Central Bank. The change in the refinancing and liquidity situation manifested itself at year-end in the European Central Bank’s first-ever three-year tender operation with full allotment. In addition, the European Banking Authority also sought to restore confidence in the industry via two stress tests, increased capital requirements and improved disclosure of risk exposures in the countries affected by the crisis.

Asset management initially benefited in 2011 from the favorable market environment before revenues started to come under pressure with the decline of equity markets in August and higher volatility in the subsequent months. Investors reduced their holdings of equities and debt instruments perceived as relatively risky in favor of, for example, U.S. Treasuries and German Bunds in view of their reputation as safe havens. Banks’ commissions and fee income benefitted from generally higher trading volumes which was offset by investors’ preference for rather low-margin products.

In line with the macroeconomic trends, lending volumes to private and business clients in the eurozone increased moderately in the first two quarters before leveling off towards year-end. Overall, lending volumes increased only insignificantly compared to the prior year. In the U.S., lending to private individuals stabilized in 2011, while corporate lending clearly returned to positive territory in the course of the year. Net interest income suffered from persistently very low interest rates in nearly all the industrialized countries. At the same time, loan loss provisions started to rise again in Europe; by contrast, they continued to fall in the U.S. As a result, banks in the eurozone (unlike U.S. banks) recently began to tighten their lending standards again.

Furthermore, European and U.S. banks posted contrasting profit performances: while banks in the U.S. continued to register sizeable gains and in fact approached the record levels of the pre-crisis period, the banks in Europe experienced declines in net income declines on an already only moderate performance in the prior year. A few major banks sustained (further) losses in this still relatively favorable economic environment.

The past year provided greater visibility on the new legal architecture for the financial markets. Initiatives were launched in the European Union and the U.S. to transpose the provisions of Basel 3 into national law. In Europe, banks were required for the first time to comply with the requirements of Basel 2.5, as set out in the adapted Capital Requirements Directive (“CRD III”), in particular with its higher risk weights for re-securitizations and trading assets. Furthermore, the global banking supervisors released a draft document detailing the implementation of higher capital requirements for systemically relevant banks as well as a list of the institutions concerned including Deutsche Bank. In the U.S., the various financial regulators – in particular the Federal Reserve, the FDIC, the SEC and the CFTC – introduced rules which cast the underlying legislation of the Dodd-Frank Act adopted in 2010 in concrete regulations for the financial industry. The United Kingdom ventured into new territory with the Vickers Commission’s proposals on the organizational separation of lending and deposit-taking businesses with private and business clients from the rest of a bank’s activities. Finally, the discussion about the introduction of a financial transaction tax intensified at the European level.

In 2011 the German legislator amended the Securities Trading Act with a view to strengthen investor protection and market transparency and the European Commission proposed an overhaul of the Markets in Financial Instruments Directive to enhance investment advice to retail customers, market transparency and the organization of securities services providers.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	61
Annual Report 2011 on Form 20-F

Deutsche Bank

The market environment in 2011 was very difficult. A favourable development of the markets in the first six months was followed by very challenging circumstances in the second half of 2011. The sovereign debt crisis in Europe led to mounting uncertainty in markets around the world and to reluctance to do business among clients, above all in Europe, but it also and most recently had an impact on the economy in several countries.

Despite this challenging environment, we achieved solid results in 2011, generating a net income of € 4.3 billion (2010: € 2.3 billion) and income before income taxes of € 5.4 billion compared with € 4.0 billion in 2010 (which included a € 2.3 billion charge related to the Postbank acquisition). In our business segments within CIB and PCAM, we achieved an income before income taxes of € 6.6 billion. This compares to our original target of € 10 billion, which was based on certain assumptions about the operating environment, not all of which have materialized in 2011.

While our CB&S business showed a very strong performance in the first half of 2011, it could not achieve its full-year target as market conditions clearly deteriorated as a result of the continued European sovereign debt crisis and growing macroeconomic concerns in the second half of 2011. In addition, CB&S had to absorb € 1.0 billion of specific charges related to litigation and operational risks. On the other hand, our GTB and PCAM businesses achieved record results and, in aggregate, exceeded their targets. This performance included positive impacts from recent acquisitions, notably the full-year consolidation of Postbank, which also contributed to a more balanced earnings mix in the current year. In addition, the results in PBC reflect a € 0.2 billion net negative impact resulting from write-downs on Greek government bonds (€ 0.5 billion), partly offset by a one-time positive impact related to our investment in Hua Xia Bank (€ 0.3 billion).

Our 2011 results were also impacted by other significant factors. Firstly, we recognized impairments of approximately € 0.6 billion in relation to certain investments in CI. Secondly, our performance related compensation expenses were significantly lower in 2011 reflecting lower results, especially in CB&S. Thirdly, we realized incremental efficiency savings of more than € 0.5 billion in 2011 through the execution of our Complexity Reduction Program, bringing the total efficiency savings of this program, compared with the respective 2009 cost base, to € 1.1 billion by year-end 2011. Moreover, we have achieved additional savings from the further integration of CIB.

Overall, we considerably strengthened our capital position, liquidity reserves and refinancing sources and, thus, should be well prepared for further potential challenges caused by market turbulences and stricter regulatory rules. After applying the new rules of Basel 2.5 for the first time, our Tier 1 capital ratio was 12.9 % and our Core Tier 1 capital ratio was 9.5 % as of December 31, 2011. Risk-weighted assets at year-end 2011 were € 381 billion, versus € 346 billion at year-end 2010, largely due to an increase of € 54 billion attributable to the first-time implementation of the Basel 2.5 rules partly offset by management actions aimed at de-risking our business, mainly in CB&S. As of December 31, 2011, we also exceeded the capitalization requirements of the European Banking Authority (“EBA”), both in terms of the implementation date and our capitalization levels. Our liquidity reserves (excluding Postbank) were € 219 billion as of December 31, 2011 (December 31, 2010: € 150 billion).

Trends and Uncertainties

Our net revenues and expenses significantly increased in 2011 compared with prior-year levels as the businesses we acquired in 2010 contributed to the full financial year for the first time with the main driver being Postbank. Net revenues were impacted adversely by challenging market conditions and macroeconomic concerns mainly as a result of the European sovereign debt crisis, which will likely continue to impact our revenues going forward.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	62
Annual Report 2011 on Form 20-F

In CB&S, net revenues in 2011 were severely impacted by ongoing concerns around the European sovereign debt crisis and an overall uncertain macroeconomic environment. This resulted in significantly reduced client activity across the industry and a decline in volumes across many products. While certain businesses clearly suffered from market turbulence and subdued client activity, others either maintained their performance or even improved on the back of higher volatility and increased volumes. In addition, stricter regulatory requirements and capital adequacy requirements in particular provide challenges to investment banking business models. Although we have taken a series of steps designed to ensure that the bank is strongly positioned to exploit the competitive opportunities existing from the current economic environment, future performance of our CB&S business, which has a strong focus on Europe, will depend on the development of the European sovereign debt crisis and other macroeconomic factors. Reduced revenues and overall weaker results in 2011 have resulted in lower performance related compensation compared to the prior year. The development of compensation expenses will continue to depend significantly on the operating performance of our businesses and the governance of bank executive compensation. Litigation related expenses and operational losses were significantly higher in 2011 and may increase further mainly due to legal risks related to the financial crisis.

In GTB, a strong performance across all businesses and the acquisition of the commercial banking activities acquired from ABN AMRO in the Netherlands led to record net revenues with growth in fee and interest income. Interest rate levels, international trade volumes, volumes in cross-border payments and corporate actions as well as global economic growth are likely to impact the revenue development in GTB.

In 2011, we achieved our targeted efficiency savings from the further integration of the CIB businesses and expect to realize revenue and cost synergies going forward.

In PCAM, the increase in net revenues and costs is mostly resulting from businesses acquired in 2010, predominantly Postbank and, to a lesser extent, Sal. Oppenheim. Revenues are likely to continue to be impacted by changes in market conditions and investor sentiment. Loan and deposit revenues in PCAM will continue to be impacted by the development of volumes and margins. The increase in provision for credit losses in 2011 compared to the prior year was mainly attributable to Postbank. Excluding Postbank, provisions were lower than in 2010. We expect that a further significant decline in economic growth would result in an increase of our provision for credit losses. The integration of Postbank will continue in 2012 and is expected to yield revenue and cost synergies. We are currently conducting a strategic review of our global Asset Management division, except for the DWS franchise in Germany, Europe and Asia. Considering all strategic options, we are focusing in particular on how recent regulatory changes and associated costs and changes in the competitive landscape are expected to impact the business and its growth prospects on a bank platform.

In CI, net revenues were positive compared to 2010, when a Postbank related charge had resulted in negative net revenues. Due to the variety of operations included in CI, future revenues depend on a number of external conditions.

For the Group, severance charges in 2011 remained on prior year levels as a consequence of continued measures to reduce complexity in our operations and to standardize processes. Similar measures, including integration-related initiatives, are expected for 2012. Both the German and UK bank levies were due for the first time in 2011 and will impact our results in the future.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	63
Annual Report 2011 on Form 20-F

Our effective tax rate in 2011 was 20% and primarily benefited from changes in the recognition and measurement of deferred taxes and the geographic mix of income. The effective tax rate in future periods could continue to be influenced by the potential occurrence of specific factors.

Foreign exchange rate fluctuations are likely to continue to impact our reported euro revenues and expenses.

We strengthened our capital position in 2011. Even accounting for the new rules of Basel 2.5 for the first time as of December 31, 2011, we exceeded the capitalization requirements of the European Banking Authority (EBA), both in terms of the implementation date and the capitalization levels required. However, future developments in regulatory requirements in the various jurisdictions we are operating in might affect our capital position.

Our liquidity reserves have increased to € 219 billion as of year-end 2011. However, unexpected or extreme market turbulence could provide a challenge to our access to funding sources.

Financial Results

The following table presents our condensed consolidated statement of income for 2011, 2010 and 2009.

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Net interest income	17,445	15,583	12,459	1,862	12	3,124	25

Provision for credit losses	1,839	1,274	2,630	565	44	(1,356)	(52)

Net interest income after provision for credit losses	15,606	14,309	9,829	1,297	9	4,480	46

Commissions and fee income	11,544	10,669	8,911	875	8	1,758	20

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,058	3,354	7,109	(296)	(9)	(3,755)	(53)

Net gains (losses) on financial assets available for sale	123	201	(403)	(78)	(39)	604	N/M

Net income (loss) from equity method investments	(264)	(2,004)	59	1,740	(87)	(2,063)	N/M

Other income (loss)	1,322	764	(183)	558	73	947	N/M

Total noninterest income	15,783	12,984	15,493	2,799	22	(2,509)	(16)

Total net revenues[1]	31,389	27,293	25,322	4,096	15	1,971	8

Compensation and benefits	13,135	12,671	11,310	464	4	1,361	12

General and administrative expenses	12,657	10,133	8,402	2,524	25	1,731	21

Policyholder benefits and claims	207	485	542	(278)	(57)	(57)	(11)

Impairment of intangible assets	–	29	(134)	(29)	N/M	163	N/M

Restructuring activities	–	–	–	–	N/M	–	N/M

Total noninterest expenses	25,999	23,318	20,120	2,681	11	3,198	16

Income before income taxes	5,390	3,975	5,202	1,415	36	(1,227)	(24)

Income tax expense	1,064	1,645	244	(581)	(35)	1,401	N/M

Net income	4,326	2,330	4,958	1,996	86	(2,628)	(53)

Net income (loss) attributable to noncontrolling interests	194	20	(15)	174	N/M	35	N/M

Net income attributable to Deutsche Bank shareholders	4,132	2,310	4,973	1,822	79	(2,663)	(54)

N/M	– Not meaningful
[1]	After provision for credit losses.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	64
Annual Report 2011 on Form 20-F

Net Interest Income

The following table sets forth data related to our Net interest income.

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Total interest and similar income	34,878	28,779	26,953	6,099	21	1,826	7

Total interest expenses	17,433	13,196	14,494	4,237	32	(1,298)	(9)

Net interest income	17,445	15,583	12,459	1,862	12	3,124	25

Average interest-earning assets[1]	1,174,201	993,780	879,601	180,421	18	114,179	13

Average interest-bearing liabilities[1]	1,078,721	933,537	853,383	145,184	16	80,154	9

Gross interest yield[2]	2.97%	2.90%	3.06%	0.07 ppt	2	(0.16)ppt	(5)

Gross interest rate paid[3]	1.62%	1.41%	1.70%	0.21 ppt	15	(0.29)ppt	(17)

Net interest spread[4]	1.35%	1.48%	1.37%	(0.13)ppt	(9)	0.11 ppt	8

Net interest margin[5]	1.49%	1.57%	1.42%	(0.08)ppt	(5)	0.15 ppt	11

ppt	– Percentage points
[1]	Average balances for each year are calculated in general based upon month-end balances.
[2]	Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3]	Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4]	Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5]	Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income in 2011 was € 17.4 billion, an increase of € 1.9 billion, or 12%, versus 2010. The improvement was primarily driven by the consolidation of Postbank. The Postbank consolidation was also the main contributor to the increase in average interest-earning assets and average interest-bearing liabilities, resulting in substantially higher interest income and expenses. Excluding Postbank, net interest income in 2011 was down versus 2010. The decrease was mainly driven by CB&S, predominantly due to increased costs of funding due to higher spreads and lower net interest income on trading positions. These develop-ments resulted in a tightening of our net interest spread by 13 basis points and of our net interest margin by 8 basis points.

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

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following table sets forth data related to our Net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %

CIB – Sales & Trading (equity)	412	451	1,125	(39)	(9)	(674)	(60)

CIB – Sales & Trading (debt and other products)	2,640	3,046	4,223	(406)	(13)	(1,177)	(28)

Other	6	(144)	1,761	150	N/M	(1,905)	N/M

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,058	3,354	7,109	(296)	(9)	(3,755)	(53)

N/M	– Not meaningful

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	65
Annual Report 2011 on Form 20-F

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 296 million. In Sales & Trading (debt and other products), net gains on financial assets/liabilities at fair value through profit or loss were € 2.6 billion in 2011, compared to € 3.0 billion in 2010. This decrease was mainly driven by significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. In Sales & Trading (equity), net gains on financial assets/liabilities at fair value through profit or loss were almost unchanged. In other product categories, net gains on financial assets/liabilities at fair value through profit or loss in 2011 were € 6 million, compared to negative € 144 million in 2010. The increase was mainly driven by the absence of mark-to-market losses on new loans and loan commitments held at fair value from Loan Products in CIB, which were recorded in 2010.

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

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Net interest income	17,445	15,583	12,459	1,862	12	3,124	25

Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	3,058	3,354	7,109	(296)	(9)	(3,755)	(53)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,503	18,937	19,568	1,566	8	(631)	(3)

Breakdown by Group Division/CIB product: [1]

Sales & Trading (equity)	1,589	2,266	2,047	(676)	(30)	218	11
Sales & Trading (debt and other products)	7,826	9,339	9,818	(1,513)	(16)	(479)	(5)
Total Sales & Trading	9,415	11,604	11,865	(2,189)	(19)	(261)	(2)

Loan products [2]	701	672	649	29	4	23	4

Transaction services	1,788	1,451	1,203	337	23	248	21

Remaining products [3]	589	353	251	235	67	102	41

Total Corporate & Investment Bank	12,493	14,081	13,969	(1,588)	(11)	112	1

Private Clients and Asset Management	7,914	4,609	4,157	3,305	72	451	11

Corporate Investments	137	(86)	793	223	N/M	(879)	N/M

Consolidation & Adjustments	(40)	333	649	(373)	N/M	(315)	(49)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,503	18,937	19,568	1,566	8	(631)	(3)

N/M – Not meaningful

[1]

This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss only. For a discussion of the group divisions’ total revenues by product please refer to “Results of Operations by Segment”.

[2]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[3]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	66
Annual Report 2011 on Form 20-F

Corporate & Investment Bank (CIB). Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Sales & Trading were € 9.4 billion in 2011, compared to € 11.6 billion in 2010. In Sales & Trading (debt and other products) the main drivers for the decrease were significantly lower revenues in Flow Credit, reflecting weakened credit markets and lower client volumes across the industry. In Sales & Trading (equity) these revenues were lower than 2010, mainly in Cash Trading, which was negatively impacted by the deterioration in equity markets during 2011, and in Equity Derivatives, due to a more challenging environment and lower client activity. Combined revenues from net interest income and from net gains (losses) on financial assets/liabilities at fair value through profit or loss from Loan products were virtually unchanged, while in Transaction services, these revenues increased by € 337 million. The increase was attributable to all businesses in Global Transaction Banking, and included effects from the acquisition of commercial banking activities from ABN AMRO in the Netherlands. The increase of € 235 million in remaining products was driven by several items, including positive effects from derivatives not qualifying for hedge accounting.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 7.9 billion in 2011, an increase of € 3.3 billion, or 72%, compared to 2010. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Deposits and Payment services, resulting from increased deposit volumes, partly offset by decreases in net interest income from Credit Products.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were € 137 million in 2011, compared to negative € 86 million in 2010. The main driver for the increase was the transfer of the exposure in Actavis Group from CB&S to CI at the beginning of 2011.

Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss were negative € 40 million in 2011, compared to € 333 million in 2010. The decrease mainly resulted from positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. Partly offsetting was higher net interest income on non-divisionalized assets and liabilities, including taxes.

Provision for Credit Losses

Provision for credit losses was € 1.8 billion for the full year 2011 versus € 1.3 billion in 2010. The increase was mainly attributable to Postbank, which contributed € 761 million for the year. This number excludes releases from Postbank related loan loss allowances recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income on the group level. Excluding Postbank, provisions were down € 139 million primarily reflecting improved performance in the Private & Business Clients Advisory Banking Germany and Advisory Banking International.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	67
Annual Report 2011 on Form 20-F

Remaining Noninterest Income

The following table sets forth information on our Remaining noninterest income.

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Commissions and fee income[1]	11,544	10,669	8,911	875	8	1,758	20

Net gains (losses) on financial assets available for sale	123	201	(403)	(78)	(39)	604	N/M

Net income (loss) from equity method investments	(264)	(2,004)	59	1,740	(87)	(2,063)	N/M

Other income (loss)	1,322	764	(183)	558	73	947	N/M

Total remaining noninterest income	12,725	9,630	8,384	3,095	32	1,246	15

N/M – Not meaningful
[1] includes:
	2011	2010	2009	in € m.	in %	in € m.	in %
Commissions and fees from fiduciary activities:

Commissions for administration	491	491	392	–	–	99	25

Commissions for assets under management	2,760	2,833	2,319	(73)	(3)	514	22

Commissions for other securities business	207	205	214	2	1	(9)	(4)

Total	3,458	3,529	2,925	(71)	(2)	604	21

Commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:

Underwriting and advisory fees	1,783	2,148	1,767	(365)	(17)	381	22

Brokerage fees	1,882	1,725	1,682	157	9	43	3

Total	3,665	3,873	3,449	(208)	(5)	424	12

Fees for other customer services [2]	4,421	3,267	2,537	1,154	35	730	29

Total commissions and fee income	11,544	10,669	8,911	875	8	1,758	20

[2]	The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

Commissions and fee income. Total commissions and fee income was € 11.5 billion in 2011, an increase of € 875 million, or 8%, compared to 2010. This development was primarily driven by the consolidation of Postbank, which mainly impacted fees for other customer services (up by € 1.2 billion, or 35%) and brokerage fees (up by € 157 million, or 9%). Underwriting and advisory fees decreased by € 365 million, or 17%, mainly in CB&S, related to a reduced number of deals resulting from the challenging market conditions. Commissions and fees from fiduciary activities remained essentially unchanged compared to the prior year.

Net gains (losses) on financial assets available for sale. Net gains on financial assets available for sale were € 123 million in 2011, versus € 201 million in 2010. The net gains in 2011 mainly included disposal gains of approximately € 485 million and a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake, partly offset by impairments of € 527 million on Greek government bonds. The net gains in 2010 resulted essentially from the sale of Axel Springer AG shares in CB&S, which had been pledged as loan collateral, and from the disposal of an available for sale security position in PBC.

Net income (loss) from equity method investments. Net loss from equity method investments was € 264 million in 2011 versus a net loss of € 2.0 billion in 2010. The net loss in 2011 included an impairment charge of € 457 million related to Actavis Group, partly offset by a positive equity pick-up related to our stake in Hua Xia Bank. The net loss in 2010 included a charge of € 2.3 billion related to our investment in Postbank.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	68
Annual Report 2011 on Form 20-F

Other income (loss). Total Other income (loss) was a gain of € 1.3 billion in 2011 versus a gain of € 764 million in 2010. Other income in 2011 included significant results from derivatives qualifying for hedge accounting, increased revenues related to The Cosmopolitan of Las Vegas (which commenced its activities in December 2010) and was influenced by the consolidation of Postbank. In 2010, other income included a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands as well as an impairment charge on The Cosmopolitan of Las Vegas.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Compensation and benefits	13,135	12,671	11,310	464	4	1,361	12

General and administrative expenses [1]	12,657	10,133	8,402	2,524	25	1,731	21

Policyholder benefits and claims	207	485	542	(278)	(57)	(57)	(11)

Impairment of intangible assets	–	29	(134)	(29)	N/M	163	N/M

Restructuring activities	–	–	–	–	N/M	–	N/M

Total noninterest expenses	25,999	23,318	20,120	2,681	11	3,198	16

N/M – Not meaningful
[1] includes:
	2011	2010	2009	in € m.	in %	in € m.	in %
IT costs	2,194	2,274	1,759	(80)	(4)	515	29

Occupancy, furniture and equipment expenses	2,072	1,679	1,457	393	23	222	15

Professional service fees	1,632	1,616	1,088	16	1	528	49

Communication and data services	849	785	672	64	8	113	17

Travel and representation expenses	539	554	408	(15)	(3)	146	36

Payment, clearing and custodian services	504	418	406	86	21	12	3

Marketing expenses	410	335	278	75	22	57	21

Consolidated investments	652	390	248	262	67	142	57

Other expenses	3,805	2,082	2,086	1,723	83	(4)	(0)

Total general and administrative expenses	12,657	10,133	8,402	2,524	25	1,731	21

Compensation and benefits. In the full year 2011, compensation and benefits were up by € 464 million, or 4%, compared to 2010. The increase included € 1.4 billion related to our acquisitions, partly offset by significantly lower performance related compensation and lower severance payments.

General and administrative expenses. General and administrative expenses increased by € 2.5 billion versus 2010, reflecting € 1.4 billion from our acquisitions. Also contributing to the increase were specific charges in CB&S (€ 655 million litigation-related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim). In addition, general and administrative expenses increased due to higher costs related to our consolidated investments, mainly The Cosmopolitan of Las Vegas (including an impairment charge on the property of € 135 million), and the first time consideration of € 247 million for bank levies, predominantly in Germany and the UK. These increases were partly offset by savings resulting from the complexity reduction program and from the further integration of CIB, including lower IT costs in comparison to 2010.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	69
Annual Report 2011 on Form 20-F

Policyholder benefits and claims. Policyholder benefits and claims in 2011 were € 207 million, a decrease of € 278 million compared to the prior year, resulting primarily from our Abbey Life business. These insurance-related charges are offsetting related net gains on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. There was no charge for impairment of intangible assets in 2011. In 2010, an impairment charge of € 29 million on intangible assets relating to the client portfolio of an acquired domestic custody services business was recorded in GTB.

Income Tax Expense

In 2011, the income tax expense was € 1.1 billion, which led to an effective tax rate of 20 % compared to an income tax expense of € 1.6 billion and an effective tax rate of 41 % in 2010. The current year’s effective tax rate primarily benefited from changes in the recognition and measurement of deferred taxes, a favorable geographic mix of income and the partial tax exemption of net gains related to our stake in Hua Xia Bank. The prior year’s effective tax rate of 41 % was impacted by a Postbank related charge of € 2.3 billion which did not result in a tax benefit.

Results of Operations by Segment (2011 vs. 2010)

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

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2011. Segment results were prepared in accordance with our management reporting systems.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	70
Annual Report 2011 on Form 20-F

2011		Private
in € m. (unless stated otherwise)	Corporate & Investment Bank	Clients and Asset Management	Corporate Investments	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	18,493	14,379	394	33,266	(38)	33,228

Provision for credit losses	462	1,364	14	1,840	(1)	1,839

Total noninterest expenses	13,977	10,277	1,492	25,746	253	25,999
therein:
Policyholder benefits and claims	207	0	–	207	–	207
Impairment of intangible assets	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	27	189	(2)	213	(213)	–

Income (loss) before income taxes[1]	4,028	2,549	(1,111)	5,466	(77)	5,390

Cost/income ratio	76%	71%	N/M	77%	N/M	78%

Assets[2]	1,796,954	394,094	25,203	2,152,949	11,154	2,164,103

Average active equity[3]	20,561	16,563	1,130	38,254	12,195	50,449

Pre-tax return on average active equity[4]	20%	15%	(98)%	14%	N/M	10%

N/M – Not meaningful

[1]

The Group also uses an adjusted income (loss) before income taxes (IBIT) for the calculation of its pre-tax return on average active equity (target definition). IBIT is adjusted to exclude a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).

[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]

For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 10%.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	71
Annual Report 2011 on Form 20-F

2010			Private
in € m. (unless stated otherwise)	Corporate & Investment Bank		Clients and Asset Management	Corporate Investments		Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	20,929	[1]	9,810	(1,796)	[2]	28,944	(377)	28,567

Provision for credit losses	488		785	(0)		1,273	0	1,274

Total noninterest expenses	14,422		7,919	967		23,308	10	23,318
therein:
Policyholder benefits and claims	486		0	–		486	(0)	485
Impairment of intangible assets	29		–	–		29	–	29
Restructuring activities	–		–	–		–	–	–

Noncontrolling interests	20		6	(2)		24	(24)	–

Income (loss) before income taxes	5,999		1,100	(2,760)		4,339	(363)	3,975

Cost/income ratio	69%		81%	N/M		81%	N/M	82%

Assets[3]	1,519,983		400,110	30,138		1,894,282	11,348	1,905,630

Average active equity[4]	21,357		9,906	2,243		33,505	7,848	41,353

Pre-tax return on average active equity[5]	28%		11%	(123)%		13%	N/M	10%

N/M – Not meaningful

[1]

Includes a gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of € 208 million as reported in the second quarter 2010 which is excluded from the Group’s target definition.

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

[4]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[5]

For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 10%.

2009		Private
in € m. (unless stated otherwise)	Corporate & Investment Bank	Clients and Asset Management	Corporate Investments	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues	18,807	8,261	1,044	28,112	(159)	27,952

Provision for credit losses	1,816	806	8	2,630	(0)	2,630

Total noninterest expenses	12,679	6,803	581	20,063	57	20,120
therein:
Policyholder benefits and claims	541	0	–	541	2	542
Impairment of intangible assets	5	(291)	151	(134)	–	(134)
Restructuring activities	–	–	–	–	–	–

Noncontrolling interests	(2)	(7)	(1)	(10)	10	–

Income (loss) before income taxes	4,314	658	456	5,428	(226)	5,202	[1]

Cost/income ratio	67%	82%	56%	71%	N/M	72%

Assets[2]	1,343,824	174,739	28,456	1,491,108	9,556	1,500,664

Average active equity[3]	21,403	8,224	1,917	31,544	3,069	34,613

Pre-tax return on average active equity[4]	20%	8%	24%	17%	N/M	15%

N/M – Not meaningful

[1]

Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, a reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million, which are excluded from the Group’s target definition.

[2]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

[3]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[4]

For the calculation of pre-tax return on average active equity please refer to Note 05 “Business Segments and Related Information”. For ‘Total consolidated’, pre-tax return on average shareholders’ equity is 15%.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	72
Annual Report 2011 on Form 20-F

Group Divisions

Corporate & Investment Bank Group Division

The following table sets forth the results of our Corporate & Investment Bank Group Division (CIB) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues:

Sales & Trading (debt and other products)	8,579	9,925	9,684

Sales & Trading (equity)	2,422	3,108	2,650

Origination (debt)	1,056	1,200	1,129

Origination (equity)	559	706	663

Advisory	621	573	402

Loan products	1,510	1,588	1,772

Transaction services	3,608	3,163	2,643

Other products	138	665	(136)

Total net revenues	18,493	20,929	18,807
therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	12,493	14,081	13,969

Provision for credit losses	462	488	1,816

Total noninterest expenses	13,977	14,422	12,679
therein:
Policyholder benefits and claims	207	486	541
Impairment of intangible assets	–	29	5
Restructuring activities	–	–	–

Noncontrolling interests	27	20	(2)

Income (loss) before income taxes	4,028	5,999	4,314

Cost/income ratio	76%	69%	67%

Assets	1,796,954	1,519,983	1,343,824

Average active equity [1]	20,561	21,357	21,403

Pre-tax return on average active equity	20%	28%	20%

N/M – Not meaningful

1	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate & Investment Bank Group Division.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	73
Annual Report 2011 on Form 20-F

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division (CB&S) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues:

Sales & Trading (debt and other products)	8,579	9,925	9,684

Sales & Trading (equity)	2,422	3,108	2,650

Origination (debt)	1,056	1,200	1,129

Origination (equity)	559	706	663

Advisory	621	573	402

Loan products	1,510	1,588	1,772

Other products	138	449	(136)

Total net revenues	14,885	17,551	16,164

Provision for credit losses	304	375	1,791

Total noninterest expenses	11,650	12,122	10,982
therein:
Policyholder benefits and claims	207	486	541
Impairment of intangible assets	–	–	5
Restructuring activities	–	–	–

Noncontrolling interests	27	20	(2)

Income (loss) before income taxes	2,905	5,033	3,393

Cost/income ratio	78%	69%	68%

Assets	1,727,156	1,461,495	1,300,705

Average active equity[1]	18,113	18,941	19,606

Pre-tax return on average active equity	16%	27%	17%

[1]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2011 and 2010

Sales & Trading (debt and other products) net revenues were € 8.6 billion, a decrease of € 1.3 billion, or 14%, compared to the full year 2010 which included charges related to Ocala Funding LLC of approximately € 360 million. Revenues in Credit were significantly lower than the prior year, predominantly in Flow Credit, reflecting weakened credit markets, lower client volumes across the industry, and reduced liquidity especially in the latter half of the year. However absolute performance in client solutions was strong reflecting demand for restructuring capabilities. Deutsche Bank was voted Credit Derivatives House of the Year by IFR and Risk magazines. Rates and Emerging Markets revenues were lower than the prior year primarily due to lower flow client volumes as a result of market uncertainty, although we were ranked number one in Interest Rate Derivatives globally for the second consecutive year (source: Greenwich Associates) and were awarded Interest Rate Derivatives House of the Year by Risk magazine. RMBS revenues were significantly higher than the prior year as a result of successful business realignment and the absence of prior year losses. Money Markets revenues were higher than the prior year, driven by strong client activity and volatile markets. Foreign Exchange revenues were very strong, with record annual client volumes offsetting lower margins and we were ranked number one by the Euromoney FX Survey by market share for the seventh consecutive year. Commodities delivered record annual revenues despite a challenging environment, reflecting successful strategic investment, and we were awarded Most Innovative Commodity House by The Banker magazine. During 2011, we were also ranked number one in Global and U.S. Fixed Income for the second consecutive year (source: Greenwich Associates).

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	74
Annual Report 2011 on Form 20-F

Sales & Trading (equity) generated revenues of € 2.4 billion, a decrease of € 686 million, or 22%, compared to 2010. This development reflects a more difficult market environment, with higher volatility and declining markets impacting client sentiment and activity, especially in Europe, which accounts for a high proportion of our business. Cash Trading revenues were lower than 2010 due to the impact of the deterioration in equity markets during 2011 and lower client activity in Europe. We increased our cash equities market share in the U.S. according to Greenwich Associates, which is a result of strategic investments, and we were ranked number one in European Research (source: Institutional Investor). Equity Derivatives revenues were lower as a result of a more challenging environment and lower client activity, although record revenues were achieved in the U.S. Prime Finance revenues were slightly lower reflecting reduced levels of client leverage, partially offset by our strong market position. During 2011, we were ranked number one Global Prime Broker (source: Global Custodian) for the fourth consecutive year.

Origination and Advisory generated revenues of € 2.2 billion in 2011, a decrease of € 244 million, or 10%, compared to full year 2010. We ended the year ranked number six globally according to Dealogic, very close to the number five ranked firm, and ranked the clear number one in EMEA for a second consecutive year. We were also ranked number four in Asia, up from number six in the prior year. Advisory revenues were € 621 million, an increase of € 48 million, or 8%, compared to 2010, and we ranked number two in EMEA and number four in crossborder M&A. Debt Origination revenues were € 1.1 billion, a decrease of € 144 million, or 12%, compared to 2010. We were ranked number three in High Yield and number two in the All International Bonds league table (source: Thomson Reuters). Equity Origination revenues were € 559 million, a decrease of € 147 million, or 21%, compared to 2010 and we were ranked number one in EMEA. All ranks sourced from Dealogic unless stated otherwise.

Loan products revenues were € 1.5 billion in 2011, a decrease of € 78 million, or 5%, from last year. The decrease was mainly driven by the transfer of the exposure in Actavis Group to Corporate Investments at the beginning of 2011.

Net revenues from other products were € 138 million in 2011, compared to € 449 million in 2010. The decrease was mainly driven by lower mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.

In provision for credit losses, CB&S recorded a net charge of € 304 million in 2011, compared to a net charge of € 375 million in 2010.

Noninterest expenses were € 11.7 billion in 2011, a decrease of € 472 million compared to 2010. This decrease was primarily driven by lower performance-related compensation expenses, efficiency savings and the impact of the aforementioned effects from Abbey Life, partly offset by € 655 million of specific charges, mainly related to litigation and a specific charge of € 310 million relating to the impairment of a German VAT claim.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	75
Annual Report 2011 on Form 20-F

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division (GTB) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues:

Transaction services	3,608	3,163	2,643

Other products	–	216	–

Total net revenues	3,608	3,379	2,643

Provision for credit losses	158	113	25

Total noninterest expenses	2,327	2,300	1,697
therein:
Restructuring activities	–	–	–
Impairment on intangible assets	–	29	–

Noncontrolling interests	–	–	–

Income (loss) before income taxes	1,123	965	921

Cost/income ratio	64%	68%	64%

Assets	96,404	79,202	54,889

Average active equity[1]	2,448	2,416	1,798

Pre-tax return on average active equity	46%	40%	51%

[1]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Comparison between 2011 and 2010

Net revenues were € 3.6 billion, an increase of 7%, or € 229 million, compared to 2010 which included € 216 million related to negative goodwill from the acquisition of commercial banking activities in the Netherlands. This increase was driven by a performance on record levels across all businesses with growth in fee and interest income. Trust & Securities Services profited from improved market conditions in the custody and depositary receipt business. Trade Finance further capitalized on high demand for international trade products and financing. In Cash Management, revenues increased on the basis of higher fees from strong payment volumes as well as higher net interest income mainly driven by slightly improved interest rate levels in Asia and the euro area compared to the prior year period.

Provision for credit losses was € 158 million. The net increase of € 45 million versus 2010 was mainly related to the commercial banking activities acquired in the Netherlands.

Noninterest expenses were € 2.3 billion, a slight increase compared to 2010. The increase was driven by the aforementioned acquisition in the second quarter 2010 including higher expenses related to the amortization of an upfront premium paid for credit protection received and higher insurance-related expenses. These factors were partially offset by the non-recurrence of significant severance charges which related to specific measures associated with the realignment of infrastructure areas and sales units in 2010. The prior year included the impact of an impairment of intangible assets.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	76
Annual Report 2011 on Form 20-F

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division (PCAM) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues:

Discretionary portfolio/fund management	2,354	2,491	2,083

Advisory/brokerage	1,735	1,717	1,531

Credit products	2,585	2,628	2,535

Deposits and payment services	2,244	2,102	1,945

Other products	5,460	872	167

Total net revenues	14,379	9,810	8,261

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	7,914	4,609	4,157

Provision for credit losses	1,364	785	806

Total noninterest expenses	10,277	7,919	6,803
therein:
Policyholder benefits and claims	–	–	–
Impairment of intangible assets	–	–	(291)
Restructuring activities	–	–	–

Noncontrolling interests	189	6	(7)

Income (loss) before income taxes	2,549	1,100	658

Cost/income ratio	71%	81%	82%

Assets	394,094	400,110	174,739

Average active equity[1]	16,563	9,906	8,224

Pre-tax return on average active equity	15%	11%	8%

Invested assets (in € bn.)[2]	1,116	1,131	880

[1]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[2]

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	77
Annual Report 2011 on Form 20-F

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division (AWM) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues:

Discretionary portfolio/fund management (AM)	1,686	1,733	1,562

Discretionary portfolio/fund management (PWM)	418	446	264

Total discretionary portfolio/fund management	2,104	2,178	1,826

Advisory/brokerage (PWM)	821	830	689

Credit products (PWM)	378	376	255

Deposits and payment services (PWM)	157	138	169

Other products (AM)	58	(26)	(240)

Other products (PWM)	244	179	(14)

Total other products	302	152	(255)

Total net revenues	3,762	3,674	2,685

Provision for credit losses	55	39	17

Total noninterest expenses	2,941	3,426	2,475
therein:
Policyholder benefits and claims	0	0	0
Impairment of intangible assets	–	–	(291)
Restructuring activities	–	–	–

Noncontrolling interests	(1)	(1)	(7)

Income (loss) before income taxes	767	210	200

Cost/income ratio	78%	93%	92%

Assets	58,601	53,141	43,761

Average active equity[1]	5,289	5,314	4,223

Pre-tax return on average active equity	15%	4%	5%

Invested assets (in € bn.)[2]	813	825	686

[1]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[2]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Comparison between 2011 and 2010

For the year 2011, AWM reported net revenues of € 3.8 billion, an increase of € 88 million, or 2%, versus 2010. In PWM, revenues increased by € 51 million. Revenues from other products were € 244 million in 2011 compared to € 179 million in the previous year. This increase mainly resulted from effects related to the wind-down of various non-core businesses in Sal. Oppenheim in 2010. Revenues from deposits and payment services were up € 19 million versus 2010, mainly due to higher deposit volumes driven by dedicated product initiatives. Discretionary portfolio management/fund management revenues decreased by € 28 million driven by reduced asset based fees and lower performance fees resulting from negative market conditions in the second half of 2011. PWM’s revenues from advisory/brokerage and from credit products were essentially unchanged versus the previous year. In AM, revenues increased by € 37 million, primarily driven by € 83 million gains on sales in 2011, mainly related to RREEF investments reported in revenues from other products. Partly offsetting were lower revenues from discretionary portfolio management/fund management driven by weak market conditions and flows.

Provision for credit losses was € 55 million, up € 16 million compared to 2010, primarily attributable to Sal. Oppenheim.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	78
Annual Report 2011 on Form 20-F

Noninterest expenses in 2011 were € 2.9 billion, a decrease of € 485 million, or 14%, compared to 2010. In PWM, noninterest expenses decreased by € 344 million, mainly driven by benefits in 2011 resulting from the successful integration of Sal. Oppenheim. In AM, non-interest expenses declined by € 141 million mainly reflecting the impact of measures to improve platform efficiency.

Invested assets in AWM were € 813 billion at December 31, 2011, a decrease of € 13 billion, thereof € 7 billion in PWM and € 6 billion in AM. The decline in PWM included an impact of € 13 billion due to market depreciation, partly offset by € 4 billion net new assets, mainly in Asia and Germany. The decrease in AM included € 13 billion net outflows. Outflows in the cash and equity business, reflecting investor uncertainty, were partly offset by inflows in higher margin products. Foreign currency movements of € 7 billion partly compensated for the overall net outflows in AM.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division (PBC) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010		2009
Net revenues:

Discretionary portfolio/fund management	251	313		257

Advisory/brokerage	914	887		841

Credit products	2,207	2,253		2,280

Deposits and payment services	2,087	1,964		1,776

Other products[1]	5,158	720		422

Total net revenues	10,617	6,136		5,576

Provision for credit losses	1,309	746		790

Total noninterest expenses	7,336	4,493		4,328
therein:
Restructuring activities	–	–		–

Noncontrolling interests	190	8		0

Income (loss) before income taxes	1,782	890		458

Cost/income ratio	69%	73%		78%

Assets	335,516	346,998		131,014

Average active equity[2]	11,274	4,592		4,000

Pre-tax return on average active equity	16%	19%		11%

Invested assets (in € bn.)[3]	304	306		194

Loan volume (in € bn.)	206	202	[4]	96

Deposit volume (in € bn.)	235	229		109

[1]	The increase from 2010 to 2011 includes € 4.2 billion from the consolidation of Postbank.
[2]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3]

We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

[4]	Prior year amount has been adjusted.

Comparison between 2011 and 2010

Net revenues were € 10.6 billion, up € 4.5 billion, or 73%, versus 2010. This development was mainly attributable to the consolidation of Postbank, which began on December 3, 2010, and contributed revenues of € 4.6 billion in 2011, compared to € 414 million in 2010. PBC’s revenues from other products were impacted by € 527 million impairments on Greek government bonds, of which € 465 million were in Postbank and € 62 million were in Advisory Banking Germany. PBC’s revenues from other products also included a one-time positive impact of € 263 million related to our stake in Hua Xia Bank, driven by the application of equity method accounting upon receiving all substantive regulatory approvals to increase our stake. PBC’s revenues from deposits and payment services revenues increased by € 124 million, or 6%, largely driven by higher volumes,

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	79
Annual Report 2011 on Form 20-F

in Advisory Banking Germany. Advisory/brokerage revenues increased by € 27 million, or 3%. PBC’s revenues from discretionary portfolio management/fund management revenues decreased by € 62 million, or 20%, mainly in Advisory Banking Germany due to the challenging environment. Credit products revenues were down by € 46 million or 2%, with negative effects from lower margins overcompensating revenue increases due to higher volumes in both Advisory Banking Germany and Advisory Banking International.

Provision for credit losses was € 1.3 billion, of which € 761 million related to Postbank. This number excludes releases from Postbank-related loan loss allowance recorded prior to consolidation of € 402 million. The impact of such releases is reported as net interest income. Excluding Postbank, provisions for credit losses were € 548 million, down € 142 million compared to 2010. The decrease was driven by both Advisory Banking Germany as well as Advisory Banking International, mainly Poland.

Noninterest expenses were € 7.3 billion, an increase of € 2.8 billion, or 63%, compared to 2010. The increase was predominantly driven by the consolidation of Postbank. Excluding the Postbank related increase, noninterest expenses were down by € 64 million, mainly resulting from measures to reduce complexity and to improve platform efficiency.

Invested assets remained virtually unchanged at € 304 billion. This was mainly driven by € 9 billion due to market depreciation, partly offset by € 8 billion net inflows, mainly in deposits.

PBC’s total number of clients was 28.6 million, of which 14.1 million related to Postbank.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division (CI) for the years ended December 31, 2011, 2010 and 2009, in accordance with our management reporting systems.

in € m. (unless stated otherwise)	2011	2010	2009
Net revenues	394	(1,796)	1,044

therein:
Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	137	(86)	793

Provision for credit losses	14	(0)	8

Total noninterest expenses	1,492	967	581
therein
Impairment of intangible assets	–	–	151
Restructuring activities	–	–	–

Noncontrolling interests	(2)	(2)	(1)

Income (loss) before income taxes	(1,111)	(2,760)	456

Cost/income ratio	N/M	N/M	56%

Assets	25,203	30,138	28,456

Average active equity[1]	1,130	2,243	1,917

Pre-tax return on average active equity	(98)%	(123)%	24%

N/M – Not meaningful

[1]	See Note 05 “Business Segments and Related Information” to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	80
Annual Report 2011 on Form 20-F

Comparison between 2011 and 2010

Net revenues were € 394 million, versus negative € 1.8 billion compared to 2010. In 2011, net revenues mainly consisted of recurring revenues from our exposure in Actavis Group and our investments in BHF-BANK, Maher Terminals and The Cosmopolitan of Las Vegas which were partly reduced by impairment charges of € 457 million related to Actavis Group. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion on our investment in Postbank in the third quarter.

Noninterest expenses were € 1.5 billion in 2011 versus € 967 million in the prior year. The increase was essentially due to The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010 and to a lesser extent resulting from an impairment charge of € 135 million on the property. Also contributing to the increase was our investment in BHF-BANK, including special items of € 97 million which mainly relates to severance payments.

For the full year 2011, loss before income taxes amounted to € 1.1 billion compared to a loss before income taxes of € 2.8 billion in the prior year.

Consolidation & Adjustments

For a discussion of Consolidation & Adjustments to our business segment results see Note 05 “Business Segments and Related Information” to the consolidated financial statements.

Operating Results (2010 vs. 2009)

Net Interest Income

Net interest income in 2010 was € 15.6 billion, an increase of € 3.1 billion, or 25%, versus 2009. The improvement was primarily driven by a decrease in interest expenses, mainly due to a shift in liabilities from higher yields, originated in prior years, to current market rates and due to higher market rates at the beginning of 2009. In addition, interest income improved due to an increase in average interest-earning assets by € 114 billion, mainly in Corporate Banking & Securities, which exceeded the increase in average interest-bearing liabilities. These developments resulted in a widening of our net interest spread by 11 basis points and of our net interest margin by 15 basis points.

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net gains on financial assets/liabilities at fair value through profit or loss decreased by € 3.8 billion, particularly offset by increases in net interest income. In Sales & Trading (debt and other products), net gains on financial assets/liabilities at fair value through profit or loss were € 3.0 billion in 2010, compared to € 4.2 billion in 2009. This decrease was mainly driven by Money Markets, Rates and Emerging Markets due to less favorable market conditions compared to 2009. Partly offsetting were lower mark-downs from legacy positions in Credit Trading. In Sales & Trading (equity), net gains (losses) on financial assets/liabilities at fair value through profit or loss were gains of € 451 million in 2010, compared to € 1.1 billion in 2009. This decline was mainly driven by Cash Trading, as client activity decreased, partly offset by lower trading losses in Equity derivatives. In other products, net gains on financial assets/liabilities at fair value through profit or loss in 2010 were negative € 144 million, compared to positive € 1.8 billion in 2009. The decrease reflects higher gains related to our stake in Postbank recognized in CI in 2009, gains from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, recorded in Consolidation & Adjustments in 2009, and mark-to-market losses on new loans and loan commitments held at fair value from Loan Products in CIB.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	81
Annual Report 2011 on Form 20-F

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Corporate & Investment Bank (CIB). Combined net interest income and net gains (losses) on financial assets/ liabilities at fair value through profit or loss from Sales & Trading were € 11.6 billion in 2010, compared to € 11.9 billion in 2009. The main driver for the decrease were lower revenues in Money Markets and Rates mainly due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. In addition, net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were down in Emerging Markets, due to less favorable market conditions compared to 2009. Partly offsetting these decreases were lower mark-downs from legacy positions and lower trading losses in Equity Derivatives in 2010 compared to 2009. Loan products were virtually unchanged, while in Transaction Services, combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss increased by € 248 million. This increase was attributable to growth across all businesses in Global Transaction Banking (including the ABN AMRO acquisition). Remaining products increased by € 102 million, mainly in Origination & Advisory.

Private Clients and Asset Management (PCAM). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 4.6 billion in 2010, an increase of € 451 million, or 11%, compared to 2009. The increase was mainly driven by the first-time consolidation of Postbank. In addition, the increase included higher net interest income from Credit products as well as from Deposits and Payment services.

Corporate Investments (CI). Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were negative € 86 million in 2010, compared to positive € 793 million in 2009. The development primarily reflects the nonrecurrence of gains recorded in 2009 related to our minority stake in Postbank.

Consolidation & Adjustments. Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss were € 333 million in 2010, compared to € 649 million in 2009. The main reason for the decrease were gains recorded in 2009 from derivative contracts used to hedge effects on shareholders’ equity, resulting from obligations under share-based compensation plans, and higher net interest income on nondivisionalized assets and liabilities, including taxes.

Provision for Credit Losses

Provision for credit losses was € 1.3 billion in 2010, versus € 2.6 billion in 2009. The provision in CIB was € 488 million, versus € 1.8 billion in the prior year, primarily reflecting a significant decrease in the provision for assets reclassified in accordance with IAS 39. The provision in PCAM was € 785 million, including € 56 million from Postbank. Excluding Postbank, the provision was € 729 million, versus € 806 million in the prior year. The development was influenced by measures taken on portfolio and country levels. Provision for credit losses in 2009 was positively impacted by changes in certain parameter and model assumptions, which reduced the provision by € 87 million in CIB and by € 146 million in PCAM.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	82
Annual Report 2011 on Form 20-F

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	83
Annual Report 2011 on Form 20-F

Policyholder benefits and claims. Policyholder benefits and claims in 2010 were € 485 million, a decrease of € 57 million compared to the prior year, resulting primarily from our Abbey Life business. These insurance-related charges were offset by related net gains on financial assets/liabilities at fair value through profit or loss.

Impairment of intangible assets. In 2010, an impairment charge of € 29 million on intangible assets relating to the client portfolio of an acquired domestic custody services business was recorded in GTB. In 2009, a reversal of an impairment charge on intangible assets of € 291 million was recorded in AM, related to DWS Investments in the U.S. (formerly DWS Scudder). This positive effect was partly offset by goodwill impairment charges of € 151 million, which were related to a consolidated RREEF infrastructure investment.

Income Tax Expense

The income tax expense of € 1.6 billion recorded for 2010 was impacted by the Postbank related charge of € 2.3 billion, which did not have a corresponding tax benefit. This was partly offset by improved U.S. income tax positions and a favorable geographic mix of income. By contrast, income tax expense in 2009 of € 244 million benefited from the recognition of previously unrecognized deferred tax assets in the U.S. and favorable outcomes of tax audit settlements. The effective tax rates were 41.4 % in 2010 and 4.7  % in 2009.

Results of Operations by Segment (2010 vs. 2009)

Corporate & Investment Bank Group Division

Corporate Banking & Securities Corporate Division

Net revenues from Sales & Trading (debt and other products) were € 9.9 billion, an increase of 2 % compared to € 9.7 billion in 2009. Net revenues in the prior year included net mark-downs of € 1.0 billion, mainly related to provisions against monoline insurers and charges related to Ocala Funding LLC of approximately € 350 million compared to Ocala-related charges of approximately € 360 million and immaterial net mark-downs in 2010. Revenues in Money Markets and Rates were materially lower due to lower bid-offer spreads and subdued client activity as a result of sovereign risk concerns. Revenues in Credit Trading were significantly higher driven by lower mark-downs from legacy positions and increased client activity across flow and structured solutions. Revenues in the Foreign Exchange business were stable reflecting strong market share (source: Euromoney) and higher volumes, offsetting decreases in bid-offer spreads in a more normalized environment. Commodities revenues were higher than the prior year, despite a more challenging environment. Emerging Markets revenues were lower reflecting less favorable market conditions compared to 2009.

Sales & Trading (equity) net revenues were € 3.1 billion, an increase of € 458 million, or 17%, compared to € 2.7 billion in 2009. Equity Trading revenues were slightly down compared to the prior year, as decreased activity during the summer was partly offset by a pick-up towards the end of the year. Revenues from Equity Derivatives were significantly higher, reflecting the recalibration of the business and the nonrecurrence of the trading losses that occurred in the first quarter 2009. In Prime Finance, revenues were slightly higher due to increased client balances, improved competitive positioning (source: Global Custodian) and the launch of new products and services. Revenues from dedicated Equity Proprietary Trading were not material and the business was exited during the third quarter of 2010.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	84
Annual Report 2011 on Form 20-F

Origination and Advisory revenues were € 2.5 billion in 2010, an increase of € 286 million, or 13%, compared to 2009. During 2010, we achieved and maintained our target of a top five ranking and were ranked number five globally in 2010 compared to number seven in 2009. Globally, we had top five ranks across all origination and advisory products. In Advisory, revenues were € 573 million, up 43 % from 2009. The M&A business was ranked number one in EMEA, number six in the Americas and number five globally, a substantial improvement over the prior year. Debt Origination revenues of € 1.2 billion increased by 6 % from the prior year. We were ranked fourth in Investment Grade and in High Yield, and number five in Leveraged Loans. In Equity Origination, revenues of € 706 million increased by 6 % from prior year, despite lower deal activity compared to the prior year period. However, we were ranked number one in EMEA and number five in the U.S. Globally, we were ranked number five, up from number nine in 2009. (Source for all rankings and market shares: Dealogic)

Loan products revenues were € 1.6 billion, a decrease of € 183 million, or 10%, from 2009. The decrease is primarily due to mark-to-market losses on new loans and loan commitments held at fair value.

Net revenues from other products were € 449 million, an increase of € 585 million from 2009, which included an impairment charge of € 500 million related to The Cosmopolitan of Las Vegas property and losses on private equity investments in the first quarter 2009.

Provision for credit losses in CB&S recorded a net charge of € 375 million, compared to a net charge of € 1.8 billion in 2009. The decrease compared to the prior year was mainly attributable to lower provision for credit losses related to assets which had been reclassified in accordance with IAS 39.

Noninterest expenses were € 12.1 billion, an increase of € 1.1 billion, or 10%, compared to 2009, which benefitted from changes in compensation structures, mainly with respect to an increase in the proportion of deferred compensation. Compensation expenses in 2010 reflected higher amortization expenses for deferred compensation as a consequence of the aforementioned change in compensation structures including the impact of accelerated amortization for employees eligible for career retirement. This increase was also driven by business growth, costs for strategic initiatives and complexity reduction efforts as well as the impact of foreign exchange rate movements. Partially offsetting this increase was the nonrecurrence of prior year charges including € 316 million from a legal settlement with Huntsman Corp. as well as € 200 million related to an offer to repurchase certain products from private investors.

Global Transaction Banking Corporate Division

Net revenues in GTB were € 3.4 billion, an increase of 28%, or € 736 million, compared to 2009. Even excluding the impact of the commercial banking activities acquired from ABN AMRO in the Netherlands, which included a gain of € 216 million related to negative goodwill resulting from the first-time consolidation of the acquired activities in 2010, GTB generated strong revenues. This performance was predominantly attributable to growth in fee income in Trust & Securities Services, Trade Finance, and Cash Management offsetting the impact of the continuing low interest rate environment, mainly affecting the latter business. Trust & Securities Services benefitted from positive business momentum, especially in Asia in the fourth quarter.

Provision for credit losses was € 113 million. The increase of € 89 million versus 2009 was primarily related to the commercial banking activities acquired from ABN AMRO.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	85
Annual Report 2011 on Form 20-F

Noninterest expenses were € 2.3 billion, an increase of 36%, or € 604 million, compared to 2009. The increase was mainly driven by operating and integration costs related to the commercial banking activities acquired from ABN AMRO, and significant severance expenses of € 130 million in the fourth quarter related to specific measures associated with the realignment of infrastructure areas and sales units.

Private Clients and Asset Management Group Division

Asset and Wealth Management Corporate Division

For the year 2010, AWM reported net revenues of € 3.7 billion, up € 1.0 billion, or 37%, compared to 2009. PWM revenues increased by € 604 million mainly driven by € 403 million attributable to the acquisition of Sal. Oppenheim. Other businesses in PWM mainly grew due to higher Advisory/brokerage revenues (up € 51 million, or 7%) benefited from higher client activity and an improved market environment, higher credit products (up € 89 million, or 35%) and higher discretionary portfolio management/fund management (up € 51 million, or 19%). Revenues in AWM also grew due to higher asset based fees and performance fees in Asset Management’s (AM) discretionary portfolio management/fund management (up € 171 million, or 11%) and other products (up € 214 million).

Provision for credit losses was € 39 million in 2010, an increase of € 22 million compared to 2009, mainly attributable to Sal. Oppenheim.

Noninterest expenses in 2010 were € 3.4 billion, an increase of € 1.0 billion, or 38%, compared to 2009. This development included € 622 million related to Sal. Oppenheim. In addition, noninterest expenses in 2010 included the reversal of an impairment charge on intangible assets of € 291 million in AM in 2009, which related to DWS Investments in the U.S. (formerly DWS Scudder).

Invested assets in AWM were € 825 billion at December 31, 2010, an increase of € 140 billion compared to December 31, 2009. The increase included € 66 billion from the acquisition of Sal. Oppenheim. The remaining increase was mainly driven by market appreciation and the weakening of the euro. AWM recorded in 2010 net outflows of € 703 million, mainly driven by cash outflows in the Americas, which were largely offset by inflows in Europe and in insurance in the Americas.

Private & Business Clients Corporate Division

Net revenues were € 6.1 billion, up € 560 million, or 10%, versus 2009. Revenues in 2010 included the first-time consolidation of Postbank, which began on December 3, 2010. This resulted in additional net revenues of € 414 million, recorded in the interim in revenues from other products. Thus, Postbank was the main contributor for the increase of € 298 million, or 71%, in revenues from other products, partly offset by lower revenues from PBC’s asset and liability management function. Revenues from discretionary portfolio management/fund management increased by € 56 million, or 22%, and advisory/brokerage revenues by € 46 million, or 5%. Both products benefited from increased activity of retail investors in more favorable market conditions, as well as higher revenues related to insurance products sales. Credit products revenues were down by € 27 million or 1 % driven by lower margins. Deposits and payment services revenues increased by € 187 million, or 11%, mainly driven by improved deposit margins.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	86
Annual Report 2011 on Form 20-F

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

The number of clients was 28.8 million at year end 2010, including 14.2 million related to Postbank.

Corporate Investments Group Division

Net revenues were negative € 1.8 billion, versus positive € 1.0 billion compared to 2009. Net revenues in 2010 were mainly impacted by a charge of € 2.3 billion on our investment in Postbank, which was recorded in the third quarter. In addition, net revenues included an impairment charge of € 124 million on The Cosmopolitan of Las Vegas. Net revenues in 2009 included € 1.0 billion related to the Postbank transaction, mark-to-market gains of € 83 million from our option to increase our share in Hua Xia Bank Co. Ltd. and an impairment charge of € 75 million on The Cosmopolitan of Las Vegas.

Total noninterest expenses were € 967 million, an increase of € 386 million compared to the previous year. This increase was mainly due to our investment in BHF-BANK, higher expenses related to space and building optimization and higher operating costs of our consolidated investment in The Cosmopolitan of Las Vegas, which commenced operations in December 2010. Noninterest expenses in 2009 included a goodwill impairment charge of € 151 million on our investment in Maher Terminals.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	87
Annual Report 2011 on Form 20-F

Financial Position

The table below shows information on the financial position.

in € m.	Dec 31, 2011	Dec 31, 2010
Cash and due from banks	15,928	17,157

Interest-earning deposits with banks	162,000	92,377

Central bank funds sold, securities purchased under resale agreements and securities borrowed	57,110	49,281

Trading assets	240,924	271,291

Positive market values from derivative financial instruments	859,582	657,780

Financial assets designated at fair value through profit or loss[1]	180,293	171,926

Loans	412,514	407,729

Brokerage and securities related receivables	122,810	103,423

Remaining assets	112,942	134,666

Total assets	2,164,103	1,905,630

Deposits	601,730	533,984

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	43,401	31,198

Trading liabilities	63,886	68,859

Negative market values from derivative financial instruments	838,817	647,195

Financial liabilities designated at fair value through profit or loss[2]	118,318	130,154

Other short-term borrowings	65,356	64,990

Long-term debt	163,416	169,660

Brokerage and securities related payables	139,733	116,146

Remaining liabilities	74,786	93,076

Total liabilities	2,109,443	1,855,262

Total equity	54,660	50,368

[1]

Includes securities purchased under resale agreements designated at fair value through profit or loss of € 117,284 million and € 108,912 million and securities borrowed designated at fair value through profit or loss of € 27,261 million and € 27,887 million as of December 31, 2011 and December 31, 2010, respectively.

[2]

Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 93,606 million and € 107,999 million as of December 31, 2011 and December 31, 2010, respectively.

Movements in Assets

As of December 31, 2011, total assets were € 2,164 billion. The increase of € 258 billion or 14 % compared to December 31, 2010, was primarily related to derivatives as well as interest-earning deposits with banks. The shift in foreign exchange rates, and in particular between the U.S. dollar and the euro, contributed € 43 billion to the overall increase of our balance sheet during 2011.

The increase of positive market values from derivatives by € 202 billion was primarily driven by changing U.S. dollar, euro and pound sterling yield curves as well as € 19 billion relating to currency translation effects.

Interest-earning deposits with banks increased by € 70 billion from € 92 billion as at year-end 2010 to € 162 billion as at year-end 2011, primarily to strengthen our liquidity reserve.

Non-derivative trading assets have decreased by € 30 billion during 2011, with debt securities contributing to more than half of the decrease.

Our loan book has slightly increased by € 5 billion during the year, from € 408 billion as at December 31, 2010 to € 413 billion at year-end 2011.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	88
Annual Report 2011 on Form 20-F

Movements in Liabilities

Total liabilities were up by € 254 billion to € 2,109 billion as of December 31, 2011.

The increase in total liabilities occurred mainly in negative market values from derivatives, which were up by € 192 billion, mainly driven by changing yield curves and currency translation effects, similar to positive market values from derivatives.

Also, deposits increased significantly by € 68 billion, with 70% relating to deposits from banks and 30% to deposits from non-bank customers.

Equity

As of December 31, 2011, total equity was € 54.7 billion, an increase of € 4.3 billion or 9%, compared to € 50.4 billion as of December 31, 2010. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 4.1 billion, actuarial gains of € 666 million and net gains recognized in accumulated other comprehensive income of € 620 million, partly offset by cash dividends paid of € 691 million, an increase in our treasury shares of € 373 million which are deducted from equity and a decrease in the noncontrolling interests of € 279 million. The aforementioned net gains recognized in accumulated other comprehensive income were mainly driven by positive effects from exchange rate changes of € 1.2 billion (especially in the U.S. dollar), partly offset by an increase in unrealized losses on financial assets available for sale of € 504 million.

Regulatory Capital

Starting with December 31, 2011, the calculation of the Group’s regulatory capital incorporates the amended capital requirements for trading book and securitization positions following Capital Requirements Directive 3, also known as “Basel 2.5”. Total regulatory capital (Tier 1 and Tier 2 capital) reported under Basel 2.5 was € 55.2 billion at the end of 2011 compared to € 48.7 billion at the end of 2010 reported under Basel 2. Tier 1 capital reported under Basel 2.5 increased to € 49.0 billion at the end of 2011 versus € 42.6 billion at the end of 2010 as reported under Basel 2, reflecting primarily the retained earnings of 2011, the development of foreign currency rates and reduced capital deduction items. As of December 31, 2011, Core Tier 1 capital reported under Basel 2.5 increased to € 36.3 billion from € 30.0 billion at the end of 2010 as reported under Basel 2.

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	89
Annual Report 2011 on Form 20-F

As of December 31, 2011 and December 31, 2010 the carrying value of reclassified assets was € 22.9 billion and € 26.7 billion, respectively, compared with a fair value of € 20.2 billion and € 23.7 billion as of December 31, 2011 and December 31, 2010, respectively. These assets are predominantly held in CB&S.

Please refer to Note 13 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on the impact of reclassification.

Liquidity and Capital Resources

For a detailed discussion of our liquidity risk management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Liquidity Risk.” For a detailed discussion of our capital management, see “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Capital Management” and Note 37 “Regulatory Capital” to the consolidated financial statements.

Post-Employment Benefit Plans

We sponsor a number of post-employment benefit plans on behalf of our employees, both defined contribution plans and defined benefit plans.

In our globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 2 million our global actuary reviews the valuations provided by locally appointed actuaries in each country.

By applying our global principles for determining the financial and demographic assumptions we ensure that the assumptions are unbiased and mutually compatible and that they follow the best estimate and ongoing plan principles.

For a further discussion on our employee benefit plans see Note 34 “Employee Benefits” to our consolidated financial statements.

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

For information on our Commercial Real Estate and Leveraged Finance exposures, please see Item 11: “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Credit Exposure from Lending” and “– Credit Exposure from Nonderivative Trading Assets”.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	90
Annual Report 2011 on Form 20-F

Mortgage Related Exposure: The following table presents certain mortgage related exposures from the trading businesses described net of hedges and other protection purchased. Hedges consist of a number of different market instruments, including protection provided by monoline insurers, single name credit default swap contracts with market counterparties and index-based contracts.

Certain mortgage related exposure in our trading businesses	Dec 31, 2011			Dec 31, 2010
in € m.	Gross exposure	Hedges and other protection purchased	Net exposure	Gross exposure	Hedges and other protection purchased	Net exposure
U.S. subprime and Alt-A RMBS and CDO[1,2]	2,421	2,567	(146)	3,848	3,228	620

European RMBS	162	–	162	169	–	169

[1]

Included within U.S. RMBS and CDO exposure is CDO subprime trading exposure of € 169 million gross (€ 29 million net of hedges) as at December 31, 2011 and € 420 million gross (€ 345 million net of hedges) as at December 31, 2010.

[2]

The reserves included within ‘U.S. subprime and Alt-A RMBS and CDO’ factor in a counterparty credit risk valuation adjustment related to U.S. RMBS, which is intended to better reflect the fair value of the instruments underlying this exposure. This adjustment resulted in a reduction in the net exposure of € 401 million for December 31, 2011 and € 320 million for December 31, 2010.

The net exposure to U.S. RMBS and CDO is composed of € (457) million Alt-A, € 5 million Subprime, € 19 million Other, € 29 million CDO and € 258 million Trading-related net positions as of December 31, 2011 and € (267) million Alt-A, € 10 million Subprime, € 52 million Other, € 345 million CDO and € 480 million Trading-related net positions as of December 31, 2010. In determining subprime, we apply industry standard criteria including FICO (credit quality) scores and loan-to-value ratios. In limited circumstances, we also classify exposures as subprime if 50 % or more of the underlying collateral is home equity loans which are subprime. Alt-A loans are loans made to borrowers with generally good credit, but with non-conforming underwriting ratios or other characteristics that fail to meet the standards for prime loans. These include lower FICO scores, higher loan-to-value ratios and higher percentages of loans with limited or no documentation.

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

The table above excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of December 31, 2011 of € 1.6 billion (which includes European residential mortgage exposure of € 971 million, Other U.S. residential mortgage exposure of € 286 million, CDO subprime exposure – Trading of € 323 million) and as of December 31, 2010 of € 1.8 billion (which includes European residential mortgage exposure of € 1.0 billion, Other U.S. residential mortgage exposure of € 339 million, CDO subprime exposure – Trading of € 402 million).

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	91
Annual Report 2011 on Form 20-F

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

In addition to these CB&S positions, at December 31, 2011, Postbank had exposure to European commercial mortgage-backed securities of € 101 million as well as residential mortgage-backed securities of € 233 million (thereof € 231 million in Europe). At December 31, 2010, Postbank had exposure to European commercial mortgage-backed securities of € 192 million as well as residential mortgage-backed securities of € 428 million (which included € 398 million in Europe, € 27 million in U.S.).

Furthermore, Postbank has exposure to non-corporate CDOs of € 35 million where the underlying assets include both commercial mortgage-backed securities and residential mortgage-backed securities. These positions are mainly classified as loans and receivables and available for sale. At December 31, 2010, Postbank had exposure to non-corporate CDOs of € 69 million.

Ocala Funding LLC: We own 71.4 % of the commercial paper issued by Ocala Funding LLC (Ocala), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp. (TBW), which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. We classify the commercial paper as a trading asset and measure it at fair value through profit or loss. As of December 31, 2011, the total notional value of the commercial paper issued by Ocala which was held by the Group was € 928 million, with a fair value of € 132 million. Fair value losses of € 56 million and € 360 million were recorded in 2011 and 2010 respectively, resulting from ongoing information we have obtained on the TBW estate.

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

The following tables summarize the fair value of our counterparty exposures to monoline insurers with respect to U.S. residential mortgage-related activity and other activities, respectively, in each case on the basis of the fair value of the assets compared with the notional value guaranteed or underwritten by monoline insurers. The other exposures described in the second table arise from a range of client and trading activity, including collateralized loan obligations, commercial mortgage-backed securities, trust preferred securities, student loans and public sector or municipal debt. The tables show the associated credit valuation adjustments (“CVA”) that we have recorded against the exposures. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management; since the second quarter of 2011 market based spreads have been used more extensively in the CVA assessment.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	92
Annual Report 2011 on Form 20-F

The ratings in the tables below are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings as of December 31, 2011 and December 31, 2010.

Monoline exposure related to U.S. residential mortgages	Dec 31, 2011				Dec 31, 2010
in € m.	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA
AA Monolines:
Other subprime	124	65	(20)	45	139	60	(6)	54
Alt-A	3,662	1,608	(353)	1,255	4,069	1,539	(308)	1,231

Total AA Monolines	3,786	1,673	(373)	1,300	4,208	1,599	(314)	1,285

Other Monoline exposure	Dec 31, 2011				Dec 31, 2010
in € m.	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA	Notional amount	Fair value prior to CVA	CVA	Fair value after CVA
AA Monolines:
TPS-CLO	2,721	786	(201)	585	2,988	837	(84)	753
CMBS	1,113	26	(3)	23	1,084	12	(1)	11
Corporate single name/Corporate CDO	–	–	–	–	602	(1)	–	(1)
Student loans	303	56	(13)	43	295	19	(2)	17
Other	922	305	(111)	194	925	226	(23)	203

Total AA Monolines	5,059	1,173	(328)	845	5,894	1,093	(110)	983

Non Investment Grade Monolines:
TPS-CLO	547	199	(89)	110	917	215	(49)	166
CMBS	3,539	211	(42)	169	6,024	547	(273)	274
Corporate single name/Corporate CDO	2,062	2	–	2	2,180	12	(6)	6
Student loans	1,325	587	(189)	398	1,308	597	(340)	257
Other	1,076	213	(89)	124	1,807	226	(94)	132

Total Non Investment Grade Monolines	8,549	1,212	(409)	803	12,236	1,597	(762)	835

Total	13,608	2,385	(737)	1,648	18,130	2,690	(872)	1,818

The tables exclude counterparty exposure to monoline insurers that relates to wrapped bonds. A wrapped bond is one that is insured or guaranteed by a third party. As of December 31, 2011 and December 31, 2010, the exposure on wrapped bonds related to U.S. residential mortgages was € 52 million and € 67 million, respectively, and the exposure on wrapped bonds other than those related to U.S. residential mortgages was € 46 million and € 58 million, respectively. In each case, the exposure represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	93
Annual Report 2011 on Form 20-F

A proportion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

As of December 31, 2011 and December 31, 2010 the total credit valuation adjustment held against monoline insurers was € 1,109 million and € 1,186 million respectively.

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

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	94
Annual Report 2011 on Form 20-F

The following sections provide details about the assets (after consolidation eliminations) in our consolidated SPEs and our maximum unfunded exposure remaining to certain non-consolidated SPEs.

Total Assets in Consolidated SPEs

Dec 31, 2011	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	39	10,998	1	33	11,071

Group sponsored securitizations	2,044	191	1,169	3	48	3,455

Third party sponsored securitizations	–	–	493	14	156	663

Repackaging and investment products	5,032	971	207	606	409	7,225

Mutual funds	3,973	–	–	1,934	566	6,473

Structured transactions	2,425	43	3,748	22	334	6,572

Operating entities	2,116	3,879	3,228	102	3,439	12,764

Other	114	239	329	84	548	1,314

Total	15,704	5,362	20,172	2,766	5,533	49,537

1 Fair value of derivative positions is € 580 million.

Dec 31, 2010	Asset type
in € m.	Financial assets at fair value through profit or loss[1]	Financial assets available for sale	Loans	Cash and cash equivalents	Other assets	Total assets
Category:

Group sponsored ABCP conduits	–	431	15,304	–	59	15,794

Group sponsored securitizations	3,168	369	1,250	20	23	4,830

Third party sponsored securitizations	189	–	507	2	18	716

Repackaging and investment products	5,278[2]	1,053	206	2,160[2]	664	9,361[2]

Mutual funds	4,135	9	–	465	654	5,263

Structured transactions	2,533	269	5,315	386	381	8,884

Operating entities	1,676	3,522	3,309	514	3,582	12,603

Other	199	300	556	117	304	1,476

Total	17,178	5,953	26,447	3,664	5,685	58,927

[1]	Fair value of derivative positions is € 158 million.
[2]	Prior period has been adjusted

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

Our liquidity exposure to these conduits is to the entire commercial paper issued of € 11.6 billion and € 16.3 billion as of December 31, 2011 and December 31, 2010, of which we held € 2.5 billion and € 2.2 billion, respectively.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	95
Annual Report 2011 on Form 20-F

The collateral in the conduits includes a range of asset-backed loans and securities, including aircraft leasing, student loans, trust preferred securities and residential- and commercial-mortgage-backed securities. The collateral in the conduits has decreased due to the repayment and maturity of certain transactions during the period.

Group Sponsored Securitizations

We sponsor SPEs for which we originate or purchase assets. These assets are predominantly commercial and residential whole loans or mortgage-backed securities. The SPEs fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the SPE. When we retain a subordinated interest in the assets that have been securitized, an assessment of the relevant factors is performed and, if SPEs are controlled by us, they are consolidated. The fair value of our retained exposure in these securitizations as of December 31, 2011 and December 31, 2010 was € 3.1 billion and € 3.2 billion, respectively. The decrease in the total assets of these SPEs is mainly due to mark to market movements during the period.

Third Party Sponsored Securitizations

In connection with our securities trading and underwriting activities, we acquire securities issued by third party securitization vehicles that purchase diversified pools of commercial and residential whole loans or mortgage-backed securities. The vehicles fund these purchases by issuing multiple tranches of securities, the repayment of which is linked to the performance of the assets in the vehicles. When we hold a subordinated interest in the SPE, an assessment of the relevant factors is performed and if SPEs are controlled by us, they are consolidated. As of December 31, 2011 and December 31, 2010 the fair value of our retained exposure in these securitizations was € 0.6 billion and € 0.7 billion, respectively.

Repackaging and Investment Products

Repackaging is a similar concept to securitization. The primary difference is that the components of the repackaging SPE are generally securities and derivatives, rather than non-security financial assets, which are then “repackaged” into a different product to meet specific individual investor needs. We consolidate these SPEs when we have the majority of risks and rewards inherent in the repackaging entity. Risks and rewards inherent in the repackaging entity may include price movements of the underlying asset for equity, credit, interest rate and other risks and the potential variability arising from those risks. Our consolidation assessment considers the exposures that both Deutsche Bank and the investor(s) have in relation to the repackaging entity via derivatives and other instruments. The decrease in the total assets is mainly driven by the maturity and termination of certain trades during the period. In addition to the assets of consolidated repackaging vehicles shown in the table the nominal value of the total assets in non-consolidated repackaging vehicles was € 35 billion and € 33 billion as December 31, 2011 and December 31, 2010 respectively. Investment products offer clients the ability to become exposed to specific portfolios of assets and risks through purchasing our structured notes. We hedge this exposure by purchasing interests in SPEs that match the return specified in the notes.

Mutual Funds

We offer clients mutual fund and mutual fund-related products which pay returns linked to the performance of the assets held in the funds. We provide a guarantee feature to certain funds in which we guarantee certain levels of the net asset value to be returned to investors at certain dates. The risk for us as guarantor is that we have to compensate the investors if the market values of such products at their respective guarantee dates are lower than the guaranteed levels. For our investment management service in relation to such products, we earn management fees and, on occasion, performance-based fees. We are not contractually obliged to support these funds and have not done so during 2011 or 2010. During 2011 the amount of assets held in consolidated funds increased by € 1.2 billion. This movement was predominantly due to cash inflows during the period.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	96
Annual Report 2011 on Form 20-F

Structured Transactions

We enter into certain structures which offer clients funding opportunities at favorable rates. The funding is predominantly provided on a collateralized basis. These structures are individually tailored to the needs of our clients. We consolidate these SPEs when we hold the controlling interest or we have the majority of the risks and rewards through a residual interest holding and/or a related liquidity facility. The composition of the SPEs that we consolidate is influenced by the execution of new transactions and the maturing, restructuring and exercise of early termination options with respect to existing transactions. The total assets decreased by € 2.3 billion during 2011 due to the unwinding of certain trades and sales.

Operating Entities

We establish SPEs to conduct some of our operating business when we benefit from the use of an SPE. These include direct holdings in certain proprietary investments and the issuance of credit default swaps where our exposure has been limited to our investment in the SPE. We consolidate these entities when we hold the controlling interest or are exposed to the majority of risks and rewards of the SPE. The total assets amount includes € 1.3 billion at December 31, 2011 and € 1.4 billion at December 31, 2010 due to the consolidation of Postbank.

Exposure to Non-consolidated SPEs

in € bn.	Dec 31, 2011	Dec 31, 2010
Maximum unfunded exposure by category:

Group sponsored ABCP conduits	1.2	2.5

Third party ABCP conduits	1.9	2.4

Third party sponsored securitizations
U.S.	1.6	1.5
non-U.S.	1.4	1.2

Guaranteed mutual funds[1]	9.8	10.7

Real estate leasing funds	0.7	0.8

[1]	Notional amount of the guarantees.

Group Sponsored ABCP Conduits

We sponsor and administer four ABCP conduits, established in Australia, which are not consolidated because we do not hold the majority of risks and rewards. These conduits provide our clients with access to liquidity in the commercial paper market in Australia. As of December 31, 2011 and December 31, 2010 they had assets totaling € 1.0 billion and € 1.9 billion respectively, consisting of securities backed by non-U.S. residential mortgages issued by warehouse SPEs set up by the clients to facilitate the purchase of the assets by the conduits. The minimum credit rating for these securities is AA–. The credit enhancement necessary to achieve the required credit ratings is ordinarily provided by mortgage insurance extended by third-party insurers to the SPEs.

The weighted average life of the assets held in the conduits is five years. The average life of the commercial paper issued by these off-balance sheet conduits is one to three months.

Our exposure to these entities is limited to the committed liquidity facilities totaling € 1.2 billion as of December 31, 2011 and € 2.5 billion as of December 31, 2010. None of these facilities have been drawn. The decrease in the liquidity facilities has been due to the maturity and reduction of certain facilities during the period. Advances against the liquidity facilities are collateralized by the underlying assets held in the conduits, and thus a drawn facility will be exposed to volatility in the value of the underlying assets. Should the assets decline sufficiently in value, there may not be sufficient funds to repay the advance. As at December 31, 2011 we did not hold material amounts of commercial paper or notes issued by these conduits.

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	97
Annual Report 2011 on Form 20-F

Third Party ABCP Conduits

In addition to sponsoring our commercial paper programs, we also assist third parties with the formation and ongoing risk management of their commercial paper programs. We do not consolidate any third party ABCP conduits as we do not control them.

Our assistance to third party conduits is primarily financing-related in the form of unfunded committed liquidity facilities and unfunded committed repurchase agreements in the event of disruption in the commercial paper market. The liquidity facilities and committed repurchase agreements are recorded off-balance sheet unless a contingent payment is deemed probable and estimable, in which case a liability is recorded. At December 31, 2011 and 2010, the notional amount of undrawn facilities provided by us was € 1.9 billion and € 2.4 billion, respectively. The decrease during the period is due to the drawdown of certain facilities. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets will affect the recoverability of the amount drawn.

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

The notional amount of liquidity facilities with an undrawn component provided by us as of December 31, 2011 and December 31, 2010 was € 8.2 billion and € 7.0 billion, respectively, of which € 5.2 billion and € 4.3 billion had been drawn and € 3.0 billion and € 2.7 billion were still available to be drawn as detailed in the table. The increase in the total notional during the period was largely due to the issuance of new facilities. All facilities are available to be drawn if the assets meet certain eligibility criteria and performance triggers are not reached. These facilities are collateralized by the assets in the SPEs and therefore the movement in the fair value of these assets affects the recoverability of the amount drawn.

Mutual Funds

We provide guarantees to funds whereby we guarantee certain levels of the net asset value to be returned to investors at certain dates. These guarantees do not result in us consolidating the funds; they are recorded on-balance sheet as derivatives at fair value with changes in fair value recorded in the consolidated statement of income. The fair value of the guarantees was immaterial at December 31, 2011 and December 31, 2010. As of December 31, 2011, these non-consolidated funds had € 10.6 billion assets under management and provided guarantees of € 9.8 billion. As of December 31, 2010, assets of € 12.0 billion and guarantees of € 10.7 billion were reported. The decrease in assets under management was primarily due to cash out flows from funds during the period.

Real Estate Leasing Funds

We provide guarantees to SPEs that hold real estate assets (commercial and residential land and buildings and infrastructure assets located in Germany) that are financed by third parties and leased to our clients. These guarantees are only drawn upon in the event that the asset is destroyed and the insurance company does not pay for the loss. If the guarantee is drawn we hold a claim against the insurance company. We also write put options to closed-end real estate funds set up by us, which purchase commercial or infrastructure assets located in Germany and which are then leased to third parties. The put option allows the shareholders to sell the asset to us at a fixed price at the end of the lease. As at December 31, 2011 and December 31, 2010

Deutsche Bank	Item 5: Operating and Financial Review and Prospects	98
Annual Report 2011 on Form 20-F

the notional amount of the guarantees was € 501 million and € 514 million respectively, and the notional of the put options was € 239 million and € 246 million respectively. The guarantees and the put options have an immaterial fair value. We do not consolidate these SPEs as we do not hold the majority of their risks and rewards.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from contractual obligations outstanding as of December 31, 2011.

Contractual obligations	Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations[1]	189,326	34,845	46,389	35,521	72,571

Trust preferred securities[1]	15,664	3,330	2,769	3,197	6,368

Long-term financial liabilities designated at fair value through profit or loss[2]	15,690	4,933	4,084	2,188	4,485

Finance lease obligations	53	10	35	4	4

Operating lease obligations	5,709	891	1,491	1,081	2,246

Purchase obligations	2,929	759	1,471	646	53

Long-term deposits[1]	37,728	—	14,716	7,014	15,998

Other long-term liabilities	8,717	196	1,089	2,327	5,105

Total	275,816	44,964	72,044	51,978	106,830

[1]	Includes interest payments.
[2]	Mainly long-term debt and long-term deposits designated at fair value through profit or loss.

Figures above do not include the revenues of noncancelable sublease rentals of € 204 million on operating leases. Purchase obligations for goods and services include future payments for, among other things, facility management, information technology and security settlement services. Some figures above for purchase obligations represent minimum contractual payments and actual future payments may be higher. Long-term deposits exclude contracts with a remaining maturity of less than one year. Under certain conditions future payments for some long-term financial liabilities designated at fair value through profit or loss may occur earlier. See the following notes to the consolidated financial statements for further information: Note 06 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss”, Note 23 “Leases”, Note 27 “Deposits” and Note 31 “Long-Term Debt and Trust Preferred Securities”.

Research and Development, Patents and Licenses

Not applicable.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	99
Annual Report 2011 on Form 20-F

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), we have a Management Board (Vorstand) and a Supervisory Board (Aufsichtsrat). The Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of our company. The Management Board is responsible for managing our company and representing us in dealings with third parties. The Supervisory Board oversees the Management Board, appoints and removes its members and determines their salaries and other compensation components, including pension benefits. According to German law, our Supervisory Board represents us in dealings with members of the Management Board. Therefore, no members of the Management Board may enter into any agreement with us (for example, a loan) without the prior consent of our Supervisory Board.

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

—	acquisitions and disposals (including transactions carried out by a subsidiary) of real estate when the value of the object exceeds 1 % of our regulatory banking capital (haftendes Eigenkapital);
—

granting loans and acquiring participations if the German Banking Act requires approval by the Supervisory Board. In particular, the German Banking Act requires the approval of the Supervisory Board if we grant a loan (to the extent legally permissible) to a member of the Management Board or the Supervisory Board or one of our employees who holds a procuration (Prokura) or general power of attorney; and

—

acquisitions and disposals (including transactions carried out by a subsidiary) of other participations, insofar as the object involves more than 2 % of our regulatory banking capital. The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1 % of our regulatory banking capital.

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

With respect to voting powers, a member of the Supervisory Board or the Management Board may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:

—	a legal transaction between us and the member; or
—	commencement, settlement or completion of legal proceedings between us and the member.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	100
Annual Report 2011 on Form 20-F

A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, which we refer to as the Annual General Meeting) if the proposed resolution concerns:

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

The liability of the members of the Management Board or the Supervisory Board under the German Stock Corporation Act for breach of their fiduciary duties is to the company rather than individual shareholders. However, also individual shareholders that hold at least 1% or € 100,000 of the subscribed capital and are granted standing by the court may invoke such liability to the company. The underlying concept is that all shareholders should benefit equally from amounts received under this liability by adding such amounts to the company’s assets rather than disbursing them to plaintiff shareholders. We may waive the right to claim damages or settle these claims if at least three years have passed since the alleged breach and if the shareholders approve the waiver or settlement at the General Meeting with a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	101
Annual Report 2011 on Form 20-F

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

The following table shows information on the current members of our Supervisory Board. The members representing our shareholders were elected at the Annual General Meeting on May 29, 2008, except for Dr. Siegert, who was elected at the Annual General Meeting 2007 until the end of the Annual General Meeting 2012 and Ms. Garrett-Cox, who was elected at the Annual General Meeting 2011 until the end of the Annual General Meeting 2016. The members elected by employees in Germany were elected on May 8, 2008. The information includes the members’ age as of December 31, 2011, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies’ supervisory boards, other nonexecutive directorships and other positions.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	102
Annual Report 2011 on Form 20-F

Member	Principal occupation	Supervisory board memberships and other directorships
Wolfgang Böhr* Age: 48 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Dusseldorf of Deutsche Bank; Member of the General Staff Council of Deutsche Bank; Member of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Dr. Clemens Börsig Age: 63 Appointed by the court: 2006 Term expires: 2013	Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt	Linde AG; Bayer AG; Daimler AG; Emerson Electric Company

Dr. Karl-Gerhard Eick Age: 57 Appointed by the court: 2004 Term expires: 2013	Management consultant, KGE Asset Management Consulting Ltd., London	CORPUS SIREO Holding GmbH & Co. KG (Chairman)

Katherine Garrett-Cox Age: 44 First elected: 2011 Term expires: 2016	Chief Executive Officer of Alliance Trust Plc, Dundee	Alliance Trust Savings Ltd. (Non Executive Director); Alliance Trust Asset Management Ltd. (Chief Executive)

Alfred Herling* Age: 59 First elected: 2008 Term expires: 2013	Chairman of the Combined Staff Council Wuppertal/Sauerland of Deutsche Bank; Chairman of the General Staff Council; Chairman of the Group Staff Council of Deutsche Bank	No memberships or directorships subject to disclosure

Gerd Herzberg* Age: 61 Appointed by the court: 2006 Term expires: 2013	Deputy Chairman of ver.di Vereinte Dienstleistungsgewerkschaft, Berlin (until October 2011)	Franz Haniel & Cie GmbH (Deputy Chairman); BGAG – Beteiligungsgesellschaft der Gewerkschaften AG; Vattenfall Europe AG (Deputy Chairman)

Prof. Dr. Henning Kagermann Age: 64 First elected: 2000 Term expires: 2013	President of acatech – German Academy of Science and Engineering, Munich	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; Nokia Corporation; Deutsche Post AG; Wipro Technologies; BMW Bayerische Motoren Werke AG

Martina Klee* Age: 49 First elected: 2008 Term expires: 2013	Chairperson of the Staff Council GTO Eschborn/Frankfurt of Deutsche Bank; Member of the Group and General Staff Council of Deutsche Bank; Member of the European Staff Council	Sterbekasse für die Angestellten der Deutschen Bank VVa.G.

Suzanne Labarge Age: 65 First elected: 2008 Term expires: 2013		Coca-Cola Enterprises Inc.; XL Group Plc (since October 2011)

Maurice Lévy Age: 69 First elected: 2006 Term expires: 2012	Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris	Publicis Conseil S.A. (Chairman); Medias et Régies Europe S.A.; MMS USA Holdings, Inc.; Zenith Optimedia Group Ltd. (U.K.); Publicis Groupe U.S. Investments LLC; MMS USA Investments, Inc.; MMS USA LLC Investments, Inc.

Henriette Mark* Age: 54 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Munich and Southern Bavaria of Deutsche Bank; Member of the Group and General Staff Councils of Deutsche Bank; Chairperson of the European Staff Council	No memberships or directorships subject to disclosure

Deutsche Bank	Item 6: Directors, Senior Management and Employees	103
Annual Report 2011 on Form 20-F

Member	Principal occupation	Supervisory board memberships and other directorships
Gabriele Platscher* Age: 54 First elected: 2003 Term expires: 2013	Chairperson of the Combined Staff Council Braunschweig/Hildesheim of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G. (Deputy Chairperson); BVV Versorgungskasse des Bankgewerbes e.V. (Deputy Chairperson); BVV Pensionsfonds des Bankgewerbes AG (Deputy Chairperson)

Karin Ruck* Age: 46 First elected: 2003 Term expires: 2013	Deputy Chairperson of the Supervisory Board of Deutsche Bank AG; Senior Sales Coach in the Region Frankfurt/Hesse-East; Member of the Combined Staff Council Frankfurt branch of Deutsche Bank	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BVV Pensionsfonds des Bankgewerbes AG

Dr. Theo Siegert Age: 64 Appointed by the court: 2006 Term expires: 2012	Managing Partner of de Haen Carstanjen & Söhne, Dusseldorf	E.ON AG; Merck KGaA; E. Merck OHG (Member of the Shareholders’ Committee); DKSH Holding Ltd. (Member of the Board of Administration); Henkel AG & Co. KGaA

Dr. Johannes Teyssen Age: 52 First elected: 2008 Term expires: 2013	Chairman of the Management Board of E.ON AG, Dusseldorf	E.ON Energie AG; E.ON Ruhrgas AG; Salzgitter AG

Marlehn Thieme* Age: 54 First elected: 2008 Term expires: 2013	Director Infrastructure/Regional Management Communications Corporate Citizenship Deutsche Bank AG, Frankfurt	No memberships or directorships subject to disclosure

Tilman Todenhöfer Age: 68 Appointed by the court: 2001 Term expires: 2013	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	Robert Bosch GmbH; Robert Bosch Internationale Beteiligungen AG (President of the Board of Administration); HOCHTIEF AG (until May 2011)

Stefan Viertel* Age. 47 First elected: 2008 Term expires: 2013	Senior Sales Manager CIB/GTB Cash Management Financial Institutions, Head of CMFI Austria and Hungary Deutsche Bank AG, Frankfurt	No memberships of directorships subject to disclosure

Renate Voigt* Age: 57 Appointed by the court: 2011 Term expires: 2013	Chairperson of the Combined Staff Council Stuttgart/Esslingen/Heilbronn of Deutsche Bank	No memberships of directorships subject to disclosure

Werner Wenning Age: 65 First elected: 2008 Term expires: 2013	Chairman of the Supervisory Board of E.ON AG, Dusseldorf (since May 2011)	E.ON AG; Henkel AG & Co. KGaA (Member of the Shareholders’ Committee); HDI VVa.G.; Talanx AG; Freudenberg & Co. KG (Member of the Shareholders’ Committee) (since June 2011)

*	Elected by the employees in Germany except for Renate Voigt who was appointed by the court

Sir Peter Job was a shareholder representative member of the Supervisory Board until the Annual General Meeting on May 26, 2011. He was replaced by Katherine Garrett-Cox. Peter Kazmierczak was an employee representative member of the Supervisory Board until October 25, 2011. After his departure from the bank, he was replaced by Renate Voigt, appointed by the court on November 30, 2011, for the remainder of his term of office.

Dr. Clemens Börsig was a member of the Management Board of Deutsche Bank AG until May 3, 2006. He has stated that he will abstain from voting and from participation in discussions in his function as member of the Supervisory Board and its committees on all questions that relate to his former membership of the Management Board and could create a conflict of interest. In the Supervisory Board meeting on July 25, 2011, Dr. Börsig declared that he will step down from the Supervisory Board with effect from the end of the Annual General Meeting on May 31, 2012.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	104
Annual Report 2011 on Form 20-F

In accordance with the German Banking Act, members of the Supervisory Board must be reliable and have the expertise required to perform their control function and to assess and supervise the businesses the company operates. While taking these requirements into account in accordance with Section 5.4.1 of the German Corporate Governance Code, on October 2010, the Supervisory Board established the following objectives for its composition, which have also been specified in Section 4 of the Terms of Reference for the Supervisory Board (see: http://www.deutsche-bank.de/ir/en/content/terms_of_references.htm).

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

The Supervisory Board respects diversity when proposing members for appointment to the Supervisory Board. In light of the international operations of Deutsche Bank, care is taken that the Supervisory Board has an appropriate number of members with international experience. Currently, five members of the Supervisory Board have professional careers and private lives centered outside Germany. Furthermore, all of the shareholder representatives on the Supervisory Board have several years of international experience stemming from their current or former activities as management board members or CEOs of corporations with international operations. The Supervisory Board believes the international activities of the company are sufficiently taken into account in these two ways and intends to retain the currently existing international profile.

For election proposals to the General Meeting, the Supervisory Board takes care that there is an appropriate consideration of women. Special importance has been attached to this since the selection process for the Supervisory Board elections in 2008. In reviewing potential candidates for new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women shall be included in the selection process and appropriately considered in the election proposals. On this basis and at the proposal of the Supervisory Board, the General Meeting elected Ms. Garrett-Cox to the Supervisory Board at the General Meeting on May 26, 2011. Since the Supervisory Board elections in 2003, between 25 % and 35 % of the Supervisory Board members have been women. Following the appointment of Ms. Renate Voigt to the

Deutsche Bank	Item 6: Directors, Senior Management and Employees	105
Annual Report 2011 on Form 20-F

Supervisory Board by the Register Court on November 30, 2011, the Supervisory Board now contains eight women, or 40 % of its members. We intend to strive to maintain this number and to further increase the number of women among the shareholder representatives as appropriate. It should be taken into account that the Supervisory Board can only influence the composition of the Supervisory Board through its election proposals to the General Meeting.

According to Section 5.4.2 of the German Corporate Governance Code, the Supervisory Board has determined that it has what it considers to be an adequate number of independent members.

Standing Committees

The Supervisory Board has the authority to establish, and appoint its members to, standing committees. The Supervisory Board may delegate certain of its powers to these committees. Our Supervisory Board has established the following five standing committees:

Chairman’s Committee: The Chairman’s Committee is responsible for all Management Board and Supervisory Board matters. It prepares the decisions for the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning. It also submits a proposal to the Supervisory Board for the remuneration of the members of the Management Board. It is responsible for entering into, amending and terminating the service contracts and other agreements in consideration of the Supervisory Board’s sole authority to decide on the remuneration of the members of the Management Board and provides its approval for ancillary activities, honorary offices or special tasks outside of Deutsche Bank Group of Management Board members pursuant to Section 112 of the German Stock Corporation Act and for certain contracts with Supervisory Board members pursuant to Section 114 of the German Stock Corporation Act. Furthermore, it prepares the decisions of the Supervisory Board in the field of corporate governance. The Chairman’s Committee held five meetings in 2011.

The current members of the Chairman’s Committee are Dr. Clemens Börsig (Chairman), Alfred Herling, Karin Ruck and Tilman Todenhöfer.

Nomination Committee: The Nomination Committee prepares the Supervisory Board’s proposals for the election or appointment of new shareholder representatives to the Supervisory Board. In this context, it orients itself on the criteria specified by the Supervisory Board for its composition. The Nomination Committee held two meetings in 2011.

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

Deutsche Bank	Item 6: Directors, Senior Management and Employees	106
Annual Report 2011 on Form 20-F

paid to the auditor and monitors the auditor’s independence, qualifications and efficiency. The Chairman of the Audit Committee, as well as the Chairman of the Supervisory Board, is entitled to obtain information directly from the Head of Compliance. The Audit Committee is responsible for acknowledging communications about significant reductions in the compliance budget and for taking receipt of and handling the report by the Head of Compliance on the appropriateness and effectiveness of the principles, methods and procedures in accordance with § 33 (1) sentence 2 No. 5 of the German Securities Trading Act (WpHG) (Compliance Report). The Compliance Report is issued at least once a year. The Head of Internal Audit regularly reports to the Audit Committee on its ongoing work. The Audit Committee is informed about special audits, substantial complaints and other exceptional measures on the part of bank regulatory authorities. It has functional responsibility for receiving and handling complaints concerning accounting, internal accounting controls and issues relating to the audit. Subject to its review, the Audit Committee grants its approval for mandates engaging the auditor for non-audit-related services.The Audit Committee held six meetings in 2011.

The current members of the Audit Committee are Dr. Karl-Gerhard Eick (Chairman), Dr. Clemens Börsig, Henriette Mark, Karin Ruck, Dr. Theo Siegert (since August 1, 2011), and Marlehn Thieme.

Risk Committee: The Risk Committee handles loans which require a resolution by the Supervisory Board pursuant to law or our Articles of Association. Subject to its review, it grants its approval for the acquisition of shareholdings in other companies that amount to between 2 % and 3 % of our regulatory banking capital if it is likely that the shareholding will not remain in our full or partial possession for more than twelve months. At the meetings of the Risk Committee, the Management Board reports on credit, market, liquidity, operational, litigation and reputational risks. The Management Board also reports on risk strategy, credit portfolios, loans requiring a Supervisory Board approval pursuant to law or our Articles of Association, questions of capital resources and matters of special importance due to the risks they entail. The Risk Committee held six meetings in 2011.

The current members of the Risk Committee are Dr. Clemens Börsig (Chairman), Professor Dr. Henning Kagermann and Suzanne Labarge (since August 1, 2011). Suzanne Labarge was a substitute member until July 31, 2011. Dr. Theo Siegert is a substitute member of the Risk Committee. He is invited to all meetings and regularly attends them.

In addition to these four committees, the Mediation Committee, which is required by German law, makes proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. The Mediation Committee only meets if necessary and did not hold any meetings in 2011.

The current members of the Mediation Committee are Dr. Clemens Börsig (Chairman), Wolfgang Böhr, Karin Ruck, and Tilman Todenhöfer.

The business address of the members of the Supervisory Board is the same as our business address, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	107
Annual Report 2011 on Form 20-F

Management Board

Our Articles of Association require the Management Board to have at least three members. Our Management Board currently has seven members. The Supervisory Board has appointed a chairman of the Management Board.

The Supervisory Board appoints the members of the Management Board for a maximum term of five years and oversees them. They may be re-appointed or have their term extended for one or more terms of up to a maximum of five years each. The Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good cause.

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

The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2011, the year in which they were appointed and the year in which their term expires, their current positions and area of responsibility and their principal business activities outside our company. The members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann

Age: 63

First appointed: 1996

Term expires: 2013

Dr. Josef Ackermann joined Deutsche Bank as a member of our Management Board in 1996, where he was responsible for the investment banking division. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board. On February 1, 2006, he was appointed Chairman of the Management Board. Dr. Ackermann has agreed with the Supervisory Board that the end of his appointment will be at the end of the Annual General Meeting 2012.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	108
Annual Report 2011 on Form 20-F

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

Dr. Hugo Bänziger

Age: 55

First appointed: 2006

Term expires: 2014

Dr. Hugo Bänziger became a member of our Management Board on May 4, 2006. He is our Chief Risk Officer. He joined Deutsche Bank in London in 1996 as Head of Global Markets Credit. He was appointed Chief Credit Officer in 2000.

Dr. Bänziger’s banking career commenced in 1983 at the Swiss Federal Banking Commission in Berne. From 1985 to 1996, he worked at Schweizerische Kreditanstalt (n.k.a. Credit Suisse) in Zurich and London, first in Retail Banking and subsequently as Relationship Manager in Corporate Finance; in 1990 he was appointed Global Head of Credit for Credit Suisse Financial Products.

He studied modern history, constitutional law and economics at the University of Berne, earning his doctorate with a thesis on banking history.

Dr. Bänziger is a member of the Supervisory Board of EUREX Clearing AG, member of the Supervisory Board of EUREX Frankfurt AG and a member of the Supervisory Board of EUREX Zürich AG.

Jürgen Fitschen

Age: 63

Appointed: 2009

Term expires: 2015

Jürgen Fitschen became a member of our Management Board on April 1, 2009. Mr. Fitschen has been with Deutsche Bank since 1987, was already a member of the Management Board from 2001 to the beginning of 2002 and has been a member of the Group Executive Committee since 2002 and Head of Regional Management since 2005. As member of our Management Board, he is responsible for Regional Management. On July 25, 2011, the Supervisory Board appointed Mr. Fitschen together with Mr. Jain as Co-Chairman of the Management Board with effect from the end of the Annual General Meeting on May 31, 2012.

Mr. Fitschen studied Economics and Business Administration at the University of Hamburg and graduated in 1975 with a master’s degree in Business Administration.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	109
Annual Report 2011 on Form 20-F

From 1975 to 1987, he worked at Citibank in Hamburg and Frankfurt am Main in various positions. In 1983 he was appointed member of the Executive Committee Germany of Citibank.

Mr. Fitschen is a member of the Board of Directors of Kühne + Nagel International AG, member of the Supervisory Board of METRO AG and member of the Supervisory Board of Schott AG.

Anshuman Jain

Age: 48

First appointed: 2009

Term expires: 2017

Anshuman Jain became a member of our Management Board on April 1, 2009. Mr. Jain joined Deutsche Bank in 1995 and became Head of Global Markets in 2001 as well as a member of the Group Executive Committee in 2002. As member of our Management Board, he is responsible for the Corporate & Investment Bank Group Division. On July 25, 2011, the Supervisory Board appointed Mr. Jain together with Mr. Fitschen as Co-Chairman of the Management Board with effect from the end of the Annual General Meeting on May 31, 2012.

Mr. Jain studied Economics at Shri Ram College (Delhi University) and graduated in 1983, receiving a BA. He subsequently, studied Business Administration at the University of Massachusetts, graduating in 1985 with a MBA Finance.

After his academic studies Mr. Jain worked until 1988 for Kidder Peabody, New York in Derivatives Research; from 1988 to 1995 he set up and ran the global hedge fund coverage group for Merrill Lynch, New York.

Mr. Jain does not have any external directorships subject to disclosure.

Stefan Krause

Age: 49

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

Mr. Krause studied Business Administration in Würzburg and graduated in 1986 with a master’s degree in Business Administration.

Mr. Krause does not have any external directorships subject to disclosure.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	110
Annual Report 2011 on Form 20-F

Hermann-Josef Lamberti

Age: 55

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

Rainer Neske

Age: 47

First Appointed: 2009

Term expires: 2017

Rainer Neske became a member of our Management Board on April 1, 2009. He joined Deutsche Bank in 1990 and in 2000 was appointed member of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. Since 2003 he has been a member of the Group Executive Committee. From 2003 to 2011 Mr. Neske was Spokesman of the Management Board of Deutsche Bank Privat- und Geschäftskunden AG. On our Management Board, he is responsible for our Private & Business Clients Corporate Division.

Mr. Neske studied Computer Science and Business Administration at the University of Karlsruhe and graduated in 1990 with a master’s degree in Information Technology.

Mr. Neske does not have any external directorships subject to disclosure.

Membership Changes: At its meeting on March 16, 2012, the Supervisory Board appointed Dr. Stephan

Leithner, Mr. Stuart Wilson Lewis and Mr. Henry Ritchotte members of the Management Board, in each case for three years with effect from June 1, 2012. Dr. Leithner has been with Deutsche Bank since 2000 and has been Co-Head of Investment Banking Coverage & Advisory since 2010. Mr. Lewis joined Deutsche Bank in 1996 and has been Deputy Chief Risk Officer since 2010. Mr. Ritchotte has been Deutsche Bank since 1995 and has been the Chief Operating Officer of the Corporate & Investment Bank Group Division since 2010. Dr. Bänzger and Mr. Lamberti will leave the Management Board and Deutsche Bank effective at the end of May 31, 2012. Dr. Ackermann will be leaving the bank’s Management Board, which he has chaired since 2002, with effect from the end of the General Meeting on May 31, 2012.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	111
Annual Report 2011 on Form 20-F

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

Section 161 of the Stock Corporation Act requires that the management board and supervisory board of any German exchange-listed company declare annually that the recommendations of the German Corporate Governance Code have been adopted by the company or which recommendations have not been so adopted. These recommendations go beyond the requirements of German law. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 25, 2011, which is available on our Internet website at http://www.deutsche-bank.com/corporate-governance under the heading “Declarations of Conformity”.

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

The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following tasks and responsibilities:

—	Provision of ongoing information to the Management Board on business developments and particular transactions;
—	Regular review of our business segments;
—	Consultation with and furnishing advice to the Management Board on strategic decisions;
—	Preparation of decisions to be made by the Management Board.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	112
Annual Report 2011 on Form 20-F

Compensation

Supervisory Board

Principles of the Compensation System for Members of the Supervisory Board

The principles of the compensation of the Supervisory Board members are set forth in our Articles of Association, which our shareholders amend from time to time at the Annual General Meeting. Such compensation provisions were last amended at our Annual General Meeting on May 24, 2007.

The following provisions apply to the 2011 financial year: compensation consists of a fixed remuneration of € 60,000 per year and a dividend-based bonus of € 100 per year for every full or fractional € 0.01 increment by which the dividend we distribute to our shareholders exceeds € 1.00 per share. Each member of the Supervisory Board also receives annual remuneration linked to our long-term profits of € 100 for each € 0.01 by which the average earnings per share (diluted), reported in our financial statements in accordance with the accounting principles to be applied in each case on the basis of the net income figures for the three previous financial years, exceed the amount of € 4.00.

These amounts are increased by 100 % for every membership in a committee of the Supervisory Board. Committee chairpersons receive an increase of 200%. These provisions do not apply to the Mediation Committee formed pursuant to Section 27 (3) of the Co-Determination Act. The Supervisory Board Chairman is paid four times the base compensation of a regular member, and does not receive incremental increases for committee work. The deputy to the Supervisory Board chairman is paid one and a half times the base compensation of a regular member. In addition, the members of the Supervisory Board receive a meeting fee of € 1,000 for each Supervisory Board and committee meeting they attend. Furthermore, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value added tax (Umsatzsteuer, at present 19%) they incur in connection with their roles as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served for only part of the year, we pay a portion of the total compensation based on the number of months they served, rounding up to whole months.

The members of the Nomination Committee, which was first formed after the Annual General Meeting in 2008, waived all remuneration, including the meeting fee, for their Nomination Committee work for 2009 and the following years, as in the previous years.

Supervisory Board Compensation for Fiscal Year 2011

We compensate our Supervisory Board members after the end of each fiscal year. In January 2012, we paid each Supervisory Board member the fixed portion of their remuneration and meeting fees for services in 2011. In addition, we will generally pay each Supervisory Board member remuneration linked to our long-term performance as well as a dividend-based bonus, as defined in our Articles of Association, and expect to do so again for their services in 2011. Assuming that the Annual General Meeting in May 2012 approves the proposed dividend of € 0.75 per share, the Supervisory Board will receive a total remuneration of € 2,608,600 (2010: € 2,453,000).

Deutsche Bank	Item 6: Directors, Senior Management and Employees	113
Annual Report 2011 on Form 20-F

Individual members of the Supervisory Board received the following compensation for the 2011 financial year (excluding statutory value added tax).

Members of the Supervisory Board	Compensation for fiscal year 2011				Compensation for fiscal year 2010
in €	Fixed	Variable[7]	Meeting fee	Total	Fixed	Variable	Meeting fee	Total
Dr. Clemens Börsig	240,000	28,800	23,000	291,800	240,000	–	31,000	271,000

Karin Ruck	210,000	25,200	17,000	252,200	210,000	–	25,000	235,000

Wolfgang Böhr	60,000	7,200	6,000	73,200	60,000	–	9,000	69,000

Dr. Karl-Gerhard Eick	180,000	21,600	12,000	213,600	180,000	–	13,000	193,000

Heidrun Förster[1]	–	–	–	–	70,000	–	14,000	84,000

Katherine Garrett-Cox[2]	40,000	4,800	3,000	47,800	–	–	–	–

Alfred Herling	120,000	14,400	11,000	145,400	85,000	–	12,000	97,000

Gerd Herzberg	60,000	7,200	6,000	73,200	60,000	–	9,000	69,000

Sir Peter Job[3]	75,000	12,600	8,000	95,600	180,000	–	14,000	194,000

Prof. Dr. Henning Kagermann	120,000	14,400	12,000	146,400	120,000	–	13,000	133,000

Peter Kazmierczak[4]	50,000	6,000	6,000	62,000	30,000	–	3,000	33,000

Martina Klee	60,000	7,200	6,000	73,200	60,000	–	9,000	69,000

Suzanne Labarge	120,000	14,400	11,000	145,400	120,000	–	13,000	133,000

Maurice Lévy	60,000	7,200	5,000	72,200	60,000	–	7,000	67,000

Henriette Mark	120,000	14,400	12,000	146,400	120,000	–	15,000	135,000

Gabriele Platscher	60,000	7,200	6,000	73,200	60,000	–	9,000	69,000

Dr. Theo Siegert	145,000	17,400	13,000	175,400	120,000	–	12,000	132,000

Dr. Johannes Teyssen	60,000	7,200	6,000	73,200	60,000	–	8,000	68,000

Marlehn Thieme	120,000	14,400	11,000	145,400	120,000	–	13,000	133,000

Tilman Todenhöfer	120,000	14,400	11,000	145,400	120,000	–	18,000	138,000

Stefan Viertel	60,000	7,200	6,000	73,200	25,000	–	2,000	27,000

Renate Voigt [5]	10,000	1,200	–	11,200	–	–	–	–

Werner Wenning	60,000	7,200	6,000	73,200	60,000	–	8,000	68,000

Leo Wunderlich[6]	–	–	–	–	30,000	–	6,000	36,000

Total	2,150,000	261,600	197,000	2,608,600	2,190,000	–	263,000	2,453,000

[1]	Member until July 31, 2010.
[2]	Member since May 26, 2011.
[3]	Member until May 26, 2011.
[4]	Member until October 25, 2011.
[5]	Member since November 30, 2011.
[6]	Member until June 30, 2010.
[7]	Variable compensation for a regular member of € 7,200 is made up of a dividend-based amount of € 0 and an amount of € 7,200 linked to the long-term performance of the company.

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Börsig was formerly employed by us as a member of the Management Board. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2011 for their services as employees or status as former employees (retirement, pension and deferred compensation) was € 2.1 million.

We do not provide the members of the Supervisory Board any benefits upon termination of their service on the Supervisory Board, though members who are or were employed by us are entitled to the benefits associated with their termination of such employment. During 2011, we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by us.

Principles of the Compensation System for Management Board Members

About ten years ago, a system of compensation was established for the members of the Management Board that comprised beside the payment of a base salary also variable compensation components, including some granted as equity-based awards. Since then, we have continued to develop the compensation system further.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	114
Annual Report 2011 on Form 20-F

In May 2010 the Annual General Meeting approved the compensation system on the basis of the Compensation Report applicable at the time. The compensation system that has been enhanced since then will be submitted again for approval to the Annual General Meeting in May 2012.

Responsibility

The Supervisory Board is responsible for the compensation system and for determining the individual amounts of compensation for the Management Board members. The Chairman’s Committee supports the Supervisory Board in the process. It advises the Supervisory Board on all issues in connection with the compensation of the members of the Management Board and prepares all of the resolutions on the compensation system and on the determination of the individual compensation of the individual Management Board members.

The Chairman’s Committee of the Supervisory Board comprises a total of four members. Two of them are representatives of the Bank’s employees. The Chairman’s Committee held regular meetings in 2011, and already at the beginning of 2012. Most recently it also prepared the decision on how the amount of the variable compensation for the members of the Management Board for the financial year 2011 is to be assessed.

Principles

The compensation system for the members of the Management Board takes initially into account the applicable statutory and regulatory requirements. As divergent requirements have been established – around the world – numerous aspects must be considered, and therefore the requirements placed on such a system are extensive and complex. The following presentation focuses on the material and most important criteria of the compensation system and on the process for determining the Management Board members’ compensation.

When designing the structure of the compensation system, determining the compensation and structuring its disbursal, we focus on ensuring a close link between the interests of the Management Board members and the interests of the shareholders. This takes place on the one hand on the basis of specific key financial figures which have a connection to the performance of the Deutsche Bank share and on the other hand by granting compensation elements that are equity-based. The equity-based compensation components are directly linked to the performance of the Deutsche Bank share and only become valid for payment over a period of several years. Stock options are not awarded as a compensation component.

The competitiveness compared with other companies in the market is a further important criterion for the structuring and determination of the compensation.

Furthermore, the compensation system is aligned with performance and success targets. Special importance is attached to its long-term focus, as well as appropriateness and sustainability criteria. The members of the Management Board are motivated through the structure of the compensation system to avoid unreasonably high risks, to achieve the objectives set out in the Bank’s strategies and to continuously further a positive development of the Bank.

Compensation for the Management Board members is determined on the basis of the compensation system by means of several criteria. These include the overall results of Deutsche Bank as well as the relative performance of the Deutsche Bank share in comparison to selected peer institutions. Within the framework of its discretionary scope, the Supervisory Board takes adequately into account in particular risk aspects and contributions to the Bank’s success by the respective organizational unit as well as by the individual Management Board members themselves, which are considered based on financial and non-financial parameters. This procedure also fulfils regulatory requirements by thus going beyond a purely formula-based assessment.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	115
Annual Report 2011 on Form 20-F

Most of the variable compensation components are determined on the basis of a multi-year assessment in order to avoid assessing business performance on the basis of a single year only.

The Supervisory Board regularly reviews the compensation framework for the Management Board members with regard to market trends and changing legal and regulatory requirements. If the Supervisory Board believes a change is required, it will adjust the framework accordingly. In the context of this review and the determination of the variable compensation the Supervisory Board uses the expertise of independent external compensation and, if necessary, legal consultants.

Compensation Structure

The compensation structure approved by the Supervisory Board for the individual Management Board members is reflected in their contractual agreements. The compensation is divided into both non-performance-related and performance-related components.

Non-Performance-Related Components

The non-performance-related components primarily comprise the base salary. It is disbursed in twelve equal monthly payments. The last adjustment to the base salaries took effect as of January 1, 2010.

Furthermore, non-performance-related components include other benefits, which comprise the monetary value of non-cash benefits such as company cars and drivers, insurance premiums, expenses for company-related social functions and security measures, including payments, if applicable, of taxes on these benefits as well as taxable reimbursements of expenses.

Performance-Related Components (Variable Compensation)

The variable compensation is performance-related. It consists in principal of two components, a bonus and a Long-Term Performance Award. In line with the compensation practice in the investment banking sector generally, a Management Board member with responsibility for the Corporate & Investment Bank Group Division (CIB) also receives an additional division-related compensation component (Division Incentive).

Bonus

The total bonus is determined on the basis of two components (bonus components 1 and 2). Their levels depend on the development of the return on equity (before income tax), which is a key factor influencing the share price performance. The first component of the bonus is determined through a comparison of the planned and actually achieved return on equity. The second component of the bonus is based on the actually achieved return on equity level. The two components are each assessed over a two-year period: the year for which the bonus is determined and the respective preceding year. This ensures that the assessment is based not just on a short-term development of the return on equity.

The total bonus to be granted is calculated on the basis of a total target figure, which is divided in half into the two components specified above (target figures 1 and 2). The individual total target figure is € 1,150,000 for an ordinary Management Board member and € 4,000,000 for the Management Board Chairman. This means that the target figures 1 and 2 each amount to € 575,000 for an ordinary Management Board member and € 2,000,000 each for the Management Board Chairman.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	116
Annual Report 2011 on Form 20-F

The target figures 1 and 2 are each multiplied with an annually calculated factor (factors 1 and 2) to calculate the respective bonus components 1 and 2.

The calculated total bonus is determined as follows.

The level of factor 1, which is used for calculating bonus component 1, is determined on the basis of the actually achieved return on equity of a given year as a ratio of the plan figure defined for that year. The ratio resulting from this is the level of achievement, which is calculated as described above for two consecutive years. If the actually achieved return on equity is negative for a given year, the level of achievement for this year is set to zero. Factor 1 is the average of the levels of achievement calculated for the two years. The average of the levels of achievement for the two years being assessed must come to at least 50%. If it falls below this minimum level, the factor is set to zero and a bonus component 1 is not granted. Bonus component 1 is linked to the level of factor 1, resulting in a corresponding linear increase or decrease starting from the target figure. There is an upper limit that is set at 150 % of the target figure. An average of a level of achievement of more than 150 % therefore does not lead to higher compensation.

The following chart shows the level of factor 1 depending on the level of achievement calculated according to the method described above.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	117
Annual Report 2011 on Form 20-F

Factor 2 is determined on the basis of the actually achieved return on equity over a two-year period. The initial basis is an annual return on equity of 18%. If this figure is achieved, it is linked to a multiplier of 1.0. For each percentage point of deviation, upwards or downwards, the multiplier is increased or reduced in steps of 0.05; in the process, intermediate values are calculated as well. The multiplier can amount to a maximum of 1.5, which corresponds to a return on equity of 28 % or more. In contrast, if the return on equity sinks below a minimum level of 4%, the multiplier is zero. To determine factor 2, the average is formed from the multipliers of the two assessment years and has to amount to a minimum of 0.5.

The following chart shows the level of the multiplier depending on the actually achieved return on equity for a given year.

Specific extraordinary effects (e.g., gains for the sale of legacy investments) are not taken into account when determining the return on equity which is the basis for the factors.

The two bonus components are added together, resulting in a total bonus. If, for example, the factors for the two bonus components are 1.0 each, the total bonus amounts to the respective total target figure. The calculated total bonus is capped at 1.5 times the total target figure. If defined minimum levels are not reached for both of the bonus components, no bonus is paid.

Furthermore, the Supervisory Board carries out an additional assessment that can result in an increase or reduction by up to 50 % of the calculated total bonus amount. The objective in this context is to adequately take additional aspects into account, for example, the individual contributions to performance or risk-related factors in light of regulatory requirements. As a result, under the most favorable conditions, the total bonus can amount to a maximum of 2.25 times the total target figure.

Long-Term Performance Award

The level of the Long-Term Performance Award (LTPA) is tied to the total shareholder return of Deutsche Bank in relation to the average total shareholder returns of a select group of six comparable leading banks (calculated in euro). The result thereof is the Relative Total Shareholder Return (RTSR). The LTPA is calculated from the average of the annual RTSR for the last three financial years (reporting year and the two preceding years).

Deutsche Bank	Item 6: Directors, Senior Management and Employees	118
Annual Report 2011 on Form 20-F

The criteria used to select the peer group are the generally comparable business activities, the size and the international presence.

The six leading banks are:

—	Banco Santander and BNP Paribas (both from the eurozone),
—	Barclays and Credit Suisse (both from Europe outside the eurozone), as well as
—	JPMorgan Chase and Goldman Sachs (both from the USA).

The LTPA for the Management Board members is in turn determined on the basis of a pre-defined target figure multiplied by a percentage based on the achieved RTSR. The target figure is € 2,175,000 for an ordinary Management Board member and € 4,800,000 for the Management Board Chairman. Like the bonus, the LTPA also has an upper limit (cap). If the three-year average of the RTSR is greater than 100%, then the value of the LTPA increases proportionately to an upper limit of 125 % of the target figure. If the three-year average of the RTSR is lower than 100%, however, the value declines disproportionately, as follows. If the RTSR is calculated to be between 90 % and 100%, the value is reduced for each lower percentage point by 3 percentage points. The value is reduced by another 2 percentage points for each lower percentage point between 70 % and 90%; and by another 3 percentage points for each percentage point under 70%. If the three-year average does not exceed 60%, no LTPA is granted.

This relation can be seen in the following chart.

Division Incentive

The previously described Division Incentive, which the Management Board members with responsibility for the CIB Group Division receive, serves to ensure our compensation remains competitive. In determining the Division Incentive, the success of the CIB Group Division is assessed on the basis of income before income taxes and total net revenues as well as the division´s development, also in relation to our competitors and the defined targets. Furthermore, decisive factors also comprise the development and management of costs as well as risk-relevant aspects (e.g., risk-weighted assets, value-at-risk, economic capital). Individual contributions to success of the responsible Management Board members are appropriately taken into account.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	119
Annual Report 2011 on Form 20-F

Long-Term Incentive / Sustainability

The total amount from the bonus, LTPA and, if applicable, Division Incentive is mostly granted on a deferred basis or spread out over several years. This ensures a long-term incentive effect over a multiannual period of time.

At least 60 % of the total variable compensation is granted on a deferred basis. Not less than half of this deferred portion comprises equity-based compensation components, while the remaining portion is granted as deferred cash compensation. Both compensation components are deferred over a several year period, subsequently followed by holding periods for the equity-based compensation components. During the period until disbursement or delivery, the compensation portions awarded on a deferred basis may be forfeited.

A maximum of 40 % of the total variable compensation is granted on a non-deferred basis. However, at least half of this consists of equity-based compensation components and only the remaining portion is paid out directly in cash. There is a three-years holding period for the portion awarded as equities, which is subject to specific forfeiture conditions.

Of the entire variable compensation, no more than a maximum of 20 % is paid out in cash immediately, while at least 80 % is disbursed or delivered at a later date.

The following chart shows how the variable compensation components are split and structured.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	120
Annual Report 2011 on Form 20-F

Restricted Equity Awards

The portion of the variable compensation that is equity-based and deferred is granted in the form of conditional entitlements to the future delivery of shares as Restricted Equity Awards. At least 50 % of the deferred variable compensation is comprised of Restricted Equity Awards. These are governed by the Deutsche Bank Equity Plan, which grants the right to receive Deutsche Bank shares after a specified period of time. Restricted Equity Awards vest in four equal tranches. The first tranche vests approximately one and a half years after the granting of the awards. The remaining tranches each subsequently vest in regular intervals of one additional year.

After the individual tranches of the Restricted Equity Awards vest, they are subsequently subject to an additional holding period; only after this holding period has expired may the equities of the respective tranche be disposed of. The additional holding period of the first tranche is three years, for the second tranche two years, and for the third and fourth tranche one year. Accordingly, Management Board members are first permitted to dispose of the first three tranches of the Restricted Equity Awards approximately four and a half years after they are granted, and of the fourth tranche after approximately five and a half years.

The value of the Restricted Equity Awards is subject to the performance of the Deutsche Bank share price over the period until the holding periods end and is thus linked to a sustained development of long-term value. Participants in the Deutsche Bank Equity Plan are not entitled to receive dividends until the shares are delivered to them.

Restricted Incentive Awards

The portion of the deferred compensation that is not equity-based is granted as deferred cash compensation (Restricted Incentive Awards). This comprises a maximum 50 % of the deferred variable compensation. Restricted Incentive Awards are granted on the basis of the Deutsche Bank Restricted Incentive Plan. Like the Restricted Equity Awards, the Restricted Incentive Awards also vest in four equal tranches. The first tranche vests approximately one and a half years after it is granted. The remaining tranches each subsequently vest in intervals of one year. Payment takes place upon vesting. The deferred cash compensation is thus stretched out over a period of approximately four and a half years.

Upfront Awards

The Upfront Awards, as described above, amount to a maximum of 40 % of the total variable compensation. However, no more than half of this is paid out in cash immediately (Upfront Cash). The remaining portion is granted as equity-based compensation in the form of Equity Upfront Awards. Like the Restricted Equity Awards, the Equity Upfront Awards are granted on the basis of the Deutsche Bank Equity Plan. Accordingly, Equity Upfront Awards are conditional entitlements to the future delivery of shares. They have a holding period of three years, and only after this holding period has expired may the awards be disposed of. During this time, their value is subject to the development of long-term value, as these awards are also linked to the performance of the Deutsche Bank share.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	121
Annual Report 2011 on Form 20-F

The following chart shows the payment date for the cash compensation and the spread over time for the disbursement or the delivery of the other variable compensation components in the five consecutive years following the grant year.

As the awards presented in the table above do not bear interest or entitlement to dividends until their disbursement or delivery, a one-time premium is added upon grant (2011: 5%).

Forfeiture Conditions

Because some of the compensation components are deferred or spread out over several years (Restricted Equity Awards, Restricted Incentive Awards and Equity Upfront Awards) a long-term incentive effect is ensured as they are subject to certain forfeiture conditions until vesting or the end of the holding periods. Awards may be fully or partially forfeited, for example, due to individual misconduct (including a breach of regulations) or to an extraordinary termination, and, with regard to Restricted Equity Awards and Restricted Incentive Awards, also due to a negative Group result or to individual negative contributions to results. The forfeiture conditions make an essential contribution to the long-term nature of the compensation.

Limitations in the event of exceptional developments

In the event of exceptional developments (e.g., sale of large investments), the total compensation for each Management Board member is limited to a maximum amount. A payment of variable compensation elements will not take place if the payment of variable compensation components is prohibited or restricted by the German Federal Financial Supervisory Authority in accordance with existing statutory requirements.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	122
Annual Report 2011 on Form 20-F

Hedging of Risk

Members of the Management Board are not permitted to limit or cancel out the risk in connection with their compensation through hedging or other countermeasures.

Management Board Compensation

Base Salary

In 2011, the Management Board members’ annual base salaries remained unchanged to previous year. The ordinary Management Board members´ annual base salary was € 1,150,000 gross each; the annual base salary of the Management Board Chairman was € 1,650,000 gross.

Variable Compensation

The Supervisory Board, based on a proposal of the Chairman’s Committee, determined the variable compensation for the members of the Management Board for the 2011 financial year. The amounts for the bonuses and LTPAs (and where applicable the Division Incentive) were determined for all Management Board members on the basis of the existing compensation system.

Due to the development of the return on equity in the relevant two-year assessment period, the factor in regard to bonus component 1 was about 0.61 while the factor in regard to bonus component 2 was about 0.64.

The Relative Total Shareholder Return as the basis for the calculation of the LTPA in the year 2011 was about 111% (2010: 93%; 2009: 99%). Thus, the average of the last three years (2009 until 2011) was about 101%. Therefore the payable amount of the LTPA was slightly above the respective target figures.

In exercising its discretionary scope to determine the bonus (and correspondingly the Division Incentive), the Supervisory Board took into account the performance of the bank and the individual divisions in terms of revenues, income, risk, capital strength and liquidity, both in absolute terms and based on the competitive environment. Furthermore, the factors taken into account also comprised the Bank’s further strategic development, the expansion of its market position, the progress of integration within the Group as well as the renown gained in the market through national and international awards. The decision was also taken in consideration of the globally difficult economic environment. Further details are provided in the relevant sections of the Information on the Company beginning on page 22.

Compensation (collectively and individually)

In accordance with the provisions of German Accounting Standard No. 17, the members of the Management Board received in the 2011 financial year compensation for their service on the Management Board totaling € 26,444,081 (2010: € 32,434,836). Thereof, € 8,550,000 (2010: € 9,412,500) was for base salaries, € 17,194,081 (2010: € 17,816,227) was performance-related components with long-term incentives and € 700,000 (2010: € 5,206,109) was performance-related components without long-term incentives. In addition, there were other benefits amounting to € 879,591 (2010: € 795,338), so that total compensation of the Management Board members was € 27,323,672 (2010: € 33,230,174).

Deutsche Bank	Item 6: Directors, Senior Management and Employees	123
Annual Report 2011 on Form 20-F

On an individual basis, the Management Board members received the following compensation components for their service on the Management Board for or in the years 2011 and 2010.

Members of the Management Board		Non- performance- related components		Performance-related components
			without long-term incentives	with long-term incentives
				non-share-based	share-based
in €		Base salary	immediately paid out	Restricted Incentive Award(s)	Equity Upfront Award(s) (with holding period)	Restricted Equity Award(s) (deferred with additional holding period)	Total
Dr. Josef Ackermann	2011	1,650,000	100,000	693,139	105,000	3,750,075	6,298,214
	2010	1,650,000	1,034,322	–	1,086,038	2,534,089	6,304,449

Dr. Hugo Bänziger	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
	2010	1,150,000	523,428	–	549,599	824,399	3,047,426

Michael Cohrs[1]	2010	862,500	577,533	–	606,410	1,350,943	3,397,386

Jürgen Fitschen	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414
	2010	1,150,000	507,790	–	533,180	799,770	2,990,740

Anshuman Jain	2011	1,150,000	100,000	248,885	105,000	4,207,384	5,811,269
	2010	1,150,000	992,752	–	1,042,390	4,367,413	7,552,555

Stefan Krause	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
	2010	1,150,000	539,066	–	566,019	849,029	3,104,114

Hermann-Josef Lamberti	2011	1,150,000	100,000	96,706	105,000	1,424,884	2,876,590
	2010	1,150,000	507,790	–	533,180	799,770	2,990,740

Rainer Neske	2011	1,150,000	100,000	72,530	105,000	1,424,884	2,852,414
	2010	1,150,000	523,428	–	549,599	824,399	3,047,426

Total	2011	8,550,000	700,000	1,377,202	735,000	15,081,879	26,444,081

Total	2010	9,412,500	5,206,109	–	5,466,415	12,349,812	32,434,836

[1]

Member of the Management Board until September 30, 2010. Due to U.S. tax rules applicable to Mr. Cohrs the vesting of all awards granted to him for the financial year 2010 was accelerated prior to maturity and the awards were immediately taxed. The net euro amount of cash awards was booked into a euro account and the net amount of shares was booked into a securities account both blocked in favor of the Bank. They are subject to the payment and forfeiture conditions which already applied to these awards before their premature vesting.

The number of share awards in the form of Equity Upfront Awards (EUA) and Restricted Equity Awards (REA) granted in 2012 for the year 2011 to each member of the Management Board was determined by dividing the respective euro amounts by € 34.04, the XETRA closing price of a Deutsche Bank share on February 1, 2012 (prior year: € 44.42 on February 2, 2011).

Deutsche Bank	Item 6: Directors, Senior Management and Employees	124
Annual Report 2011 on Form 20-F

As a result, the number of share awards granted was as follows (rounded):

Members of the Management Board
Units	Year	Equity Upfront Award(s) (with holding period)	Restricted Equity Award(s) (deferred with additional holding period)
Dr. Josef Ackermann	2011	3,084	110,166
	2010	24,449	57,048

Dr. Hugo Bänziger	2011	3,084	41,859
	2010	12,372	18,559

Michael Cohrs[1]	2010	13,651	30,412

Jürgen Fitschen	2011	3,084	41,859
	2010	12,003	18,004

Anshuman Jain	2011	3,084	123,601
	2010	23,466	98,320

Stefan Krause	2011	3,084	41,859
	2010	12,742	19,113

Hermann-Josef Lamberti	2011	3,084	41,859
	2010	12,003	18,004

Rainer Neske	2011	3,084	41,859
	2010	12,372	18,559

[1]	Member of the Management Board until September 30, 2010.

In the presentation of the compensation amounts, the following should be noted with regard to the Restricted Incentive Awards.

In accordance with German Accounting Standard No. 17, the Restricted Incentive Awards, as a deferred, non-equity-based compensation component subject to certain (forfeiture) conditions, must be recognized in the total compensation for the year of their disbursal (i.e. in the financial year in which the unconditional payment takes place) and not in the year they are originally granted. This means that the total compensation amounts presented above do not include the Restricted Incentive Awards granted by the Supervisory Board to the Management Board members for 2011 amounting to € 15,081,873, but instead include the first tranche of the Restricted Equity Awards (including an adjustment linked to our return on equity) granted in the preceding year (2010 for the financial year 2009) totaling € 1,377,202.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	125
Annual Report 2011 on Form 20-F

The following table provides details on the Restricted Incentive Awards on an individualized basis awarded to the members in active service on the Management Board in 2011. The information shown presents the amounts paid in the financial year as well as the amounts originally granted along with the respective financial year the amounts were awarded for.

Members of the Management Board
Amounts in €	Year[1]	Allocation over periods/ tranches[2]	Amount awarded	Amount granted (i.e. paid out) in 2011[3]
Dr. Josef Ackermann	2011	2013 to 2016 / 4	3,750,075	–
	2010	2012 to 2015 / 4	2,534,089	–
	2009	2011 to 2013 / 3	1,925,000	693,139

Dr. Hugo Bänziger	2011	2013 to 2016 / 4	1,424,883	–
	2010	2012 to 2015 / 4	824,399	–
	2009	2011 to 2013 / 3	268,575	96,706

Jürgen Fitschen	2011	2013 to 2016 / 4	1,424,883	–
	2010	2012 to 2015 / 4	799,770	–
	2009	2011 to 2013 / 3	201,431	72,530

Anshuman Jain	2011	2013 to 2016 / 4	4,207,383	–
	2010	2012 to 2015 / 4	4,367,413	–
	2009	2011 to 2013 / 3	691,210	248,885

Stefan Krause	2011	2013 to 2016 / 4	1,424,883	–
	2010	2012 to 2015 / 4	849,029	–
	2009	2011 to 2013 / 3	268,575	96,706

Hermann-Josef Lamberti	2011	2013 to 2016 / 4	1,424,883	–
	2010	2012 to 2015 / 4	799,770	–
	2009	2011 to 2013 / 3	268,575	96,706

Rainer Neske	2011	2013 to 2016 / 4	1,424,883	–
	2010	2012 to 2015 / 4	824,399	–
	2009	2011 to 2013 / 3	201,431	72,530

Total	2011		15,081,873	–

	2010		10,998,869	–

	2009		3,824,797	1,377,202

[1]	Financial year the award was originally issued for (in regard to the service on the Management Board).
[2]	Number of equal tranches.
[3]

The Restricted Incentive Awards awarded for the 2009 financial year contain a variable component (RoE-linked adjustment) so that the disbursal, i.e. the amount paid out, in the context of the first tranche differs from the amount originally awarded.

The following table shows the non-performance-related other benefits for the 2011 and 2010 financial years.

Members of the Management Board	Other benefits
in €	2011	2010
Dr. Josef Ackermann	176,256	148,723
Dr. Hugo Bänziger	50,535	54,833
Michael Cohrs[1]	–	56,218
Jürgen Fitschen	151,700	130,171
Anshuman Jain	63,214	77,671
Stefan Krause	228,878	136,953
Hermann-Josef Lamberti	103,485	91,505
Rainer Neske	105,523	99,264

Total	879,591	795,338

[1]	Member of the Management Board until September 30, 2010.

Management Board members do not receive any compensation for mandates on boards of our subsidiaries.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	126
Annual Report 2011 on Form 20-F

Pension and transitional benefits

The Supervisory Board generally allocates an entitlement to the Management Board members to pension plan benefits. Only the Management Board members who have functional responsibility for the CIB Group Division and receive a Division Incentive do not receive such an entitlement. These entitlements involve a contribution-oriented pension plan. Under this pension plan, a personal pension account has been set up for each participating member of the Management Board after appointment to the Management Board. A contribution is made annually into this pension account. This annual contribution is calculated using an individual contribution rate on the basis of each member’s base salary and total bonus up to a defined ceiling and accrues interest credited in advance, determined by means of an age-related factor, at an average rate of 6 % per year up to the age of 60. From the age of 61 on, the pension account is credited with an annual interest payment of 6 % up to the date of retirement. The annual payments, taken together, form the pension amount which is available to pay the future pension benefit. Under defined conditions, the pension may also become due for payment before a regular pension event (age limit, disability or death) has occurred. The pension right is vested from the start.

Based on former contractual commitments Dr. Ackermann and Mr. Lamberti are principally entitled to an additional monthly pension payment of € 29,400 each after they have left the Management Board.

Furthermore, Dr. Ackermann, Dr. Bänziger and Mr. Lamberti are in principle entitled to a transition payment for a period of six months after leaving office. Exceptions to this arrangement exist where, for instance, the Management Board member gives cause for summary dismissal. The transition payment a Management Board member would have received over this six-months period if he had left on December 31, 2011, or on December 31, 2010, was € 2,825,000 for Dr. Ackermann and € 1,150,000 each for Dr. Bänziger and Mr. Lamberti.

In addition, if Dr. Ackermann and Mr. Lamberti leave office after reaching the age of 60, they are each subsequently entitled, in principle, directly after the end of the six-month transition period, to a payment of first 75 % and then 50 % of the sum of salary and total bonus (last total target figure), each for a period of 24 months. This payment ends no later than six months after the end of the Annual General Meeting in the year in which the Management Board member reaches his 65th birthday.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	127
Annual Report 2011 on Form 20-F

The following table shows the annual service costs for pension benefits and transition payments for the years 2011 and 2010 and the corresponding defined benefit obligations each as of December 31, 2011, and December 31, 2010, for the individual members of the Management Board. The different sizes of the balances are due to the different lengths of service on the Management Board, the respective age-related factors, the different contribution rates as well as the individual pensionable compensation amounts and the previously mentioned additional individual entitlements.

Members of the Management Board[1]
in €		Service cost for pension benefits and transition payments, in the year	Present value of the defined benefit obligation for pension benefits and transition payments, end of year
Dr. Josef Ackermann[2]	2011	876,760	18,753,007
	2010	608,720	13,236,187

Dr. Hugo Bänziger	2011	508,011	2,786,879
	2010	573,444	2,161,491

Jürgen Fitschen	2011	222,585	565,984
	2010	226,196	307,348

Stefan Krause	2011	470,827	1,345,800
	2010	500,183	825,181

Hermann-Josef Lamberti	2011	486,920	12,463,973
	2010	532,496	11,177,275

Rainer Neske	2011	462,655	1,066,022
	2010	420,559	575,398

[1]	Other members of the Management Board are not entitled to such benefits after appointment to the Management Board.
[2]

Due to Dr Ackermann´s planned departure from the Management Board of Deutsche Bank AG after the end of the regular Annual General Meeting in 2012 instead of his departure, as originally planned, after the end of the Annual General Meeting in 2013, the period for the receipt of the transition payment is extended by another year. Accordingly this extended receipt of payments leads essentially to the increase of obligations as stated in the table before.

Other benefits upon premature termination

The Management Board members are in principle entitled to receive a severance payment upon a premature termination of their appointment at the bank’s initiative, if the bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. The severance payment, as a rule, will not exceed the lesser of two annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based on the annual compensation for the previous financial year.

If a Management Board member leaves office in connection with a change of control, he is also, under certain conditions, entitled in principle to a severance payment. The severance payment, as a rule, will not exceed the lesser of three annual compensation amounts and the claims to compensation for the remaining term of the contract. The calculation of the compensation is based again on the annual compensation for the previous financial year.

The severance payment mentioned above is determined by the Supervisory Board subject to its sole discretion. In principle, the disbursement of the severance payment takes place in two installments; the second installment is subject to certain forfeiture conditions until vesting.

Deutsche Bank	Item 6: Directors, Senior Management and Employees	128
Annual Report 2011 on Form 20-F

Expense for Long-Term Incentive Components

The following table presents the compensation expense recognized in the respective years for long-term incentive components of compensation not vested immediately granted for service on the Management Board.

Members of the Management Board	Amount expensed for
	share-based compensation components		non-share-based compensation components
in €	2011	2010	2011	2010
Dr. Josef Ackermann	2,020,850	1,743,667	2,152,404	1,078,425
Dr. Hugo Bänziger	440,182	559,896	386,704	150,461
Michael Cohrs [1]	–	1,480,333	–	130,210
Jürgen Fitschen	309,459	286,314	359,601	112,839
Anshuman Jain	1,471,955	1,840,641	1,818,626	387,205
Stefan Krause	364,503	379,403	395,591	150,461
Hermann-Josef Lamberti	434,736	578,987	377,816	150,461
Rainer Neske	314,911	286,314	368,488	112,839

[1]	Member of the Management Board until September 30, 2010.

Employees

As of December 31, 2011 we employed a total of 100,996 staff members as compared to 102,062 as of December 31, 2010. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2011, 2010 and 2009.

Employees[1]	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Germany	47,323	49,265	27,321

Europe (outside Germany), Middle East and Africa	24,187	23,806	22,031

Asia/Pacific	18,351	17,779	16,518

North America[2,3]	10,700	10,811	10,815

Central and South America	435	401	368

Total employees[3]	100,996	102,062	77,053

[1]

Full-time equivalent employees; Deutsche Postbank aligned its FTE definition to Deutsche Bank which reduced the Group number as of December 31, 2011 by 260 (prior periods not restated); in 2010, the employees of Kazakhstan previously shown in Asia/Pacific were assigned to Europe (outside Germany), Middle East and Africa; numbers for 2009 (6 employees) have been reclassified to reflect this. In 2011, 257 FTE of Sal Oppenheim Germany have been assigned directly to Austria, Luxembourg and Switzerland (Europe outside Germany).

[2]	Primarily the United States.
[3]

The nominal headcount of The Cosmopolitan of Las Vegas is 4,256 as of December 31, 2011 compared to 4,147 as of December 31, 2010. The headcount number is composed of full time and part time employees and is not part of the full time equivalent employees figures.

Deutsche Bank	Item 6: Directors, Senior Managements and Employees	129
Annual Report 2011 on Form 20-F

The number of our employees decreased in 2011 by 1,066 or 1.0 % due to the following factors:

—	The number of Corporate & Investment Bank Group Division staff decreased by 429 due to exceptionally tough markets particularly for Corporate Banking & Securities.

—

The number of PCAM staff declined by 1,743. This was primarily attributable to progress made in Private & Business Clients with the integration of Deutsche Postbank and the sale of noncore businesses in India.

—

In our Infrastructure operations, employee headcount at our service centers in India, the Philippines, the UK and the US continued to grow. Staff numbers at these service centers increased by about 1,255 in 2011. The overall headcount in the other Infrastructure areas remained virtually unchanged against end of 2010.

The following charts show the relative proportions of employees in the Group Divisions and Infrastructure/ Regional Management as of December 31, 2011, 2010 and 2009.

Labor Relations

In Germany, labor unions and employers’ associations generally negotiate collective bargaining agreements on salaries and benefits for employees below the management level. Many companies in Germany, including ourselves and our material German subsidiaries, are members of employers’ associations and are bound by collective bargaining agreements.

Each year, our employers’ association, the Arbeitgeberverband des privaten Bankgewerbes e.V., ordinarily renegotiates the collective bargaining agreements that cover many of our employees. The current agreement reached in June 2010 includes a single payment of € 300 in August 2010 (apprentices € 75) and a pay raise of 1.6 % from January 2011. The agreement so far terminates on February 29, 2012. Also concluded by the agreement are a revision of the so called “Rationalisierungsschutzabkommen”, a guideline on implementation of staff reductions and other restructuring measures, a declaration on the importance of health protection

Deutsche Bank	Item 6: Directors, Senior Managements and Employees	130
Annual Report 2011 on Form 20-F

measures in companies, an extension of the early retirement agreement and a commitment for starting negotiations on new rules for work on Saturdays in 2011 which did not take place. On March 1, 2012 renegotiations of collective bargaining agreements will start again, an agreement probably is not to be expected before May 2012.

Our employers’ association negotiates with the following unions:

—

ver.di (Vereinigte Dienstleistungsgewerkschaft), a union formed in July 2001 resulting from the merger of five unions, including the former bank unions Deutsche Angestellten Gewerkschaft and Gewerkschaft Handel, Banken und Versicherungen

—	Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
—	Deutscher Handels- und Industrieangestellten Verband (DHV – Die Berufsgewerkschaft)
—	Komba Gewerkschaft (public service union, only relevant for Postbank)
—	DPVKom – Die Kommunikationsgewerkschaft (only relevant for Postbank)

German law prohibits us from asking our employees whether they are members of labor unions. Therefore, we do not know how many of our employees are union members. Approximately 15 % of the employees in the German banking industry are unionized. We estimate that less than 15 % of our employees in Germany are unionized (excluding Postbank, which itself has traditionally had a significantly higher unionization rate of approximately 70%). On a worldwide basis, we estimate that approximately 15 % of our employees are members of labor unions (including Postbank, less than 25%).

As of December 31, 2011, approximately 33 % of Postbank staff members are civil servants.

Share Ownership

Management Board

As of February 17, 2012 and February 18, 2011, respectively, the current members of our Management Board held the following numbers of our shares and share awards.

Members of the Management Board		Number of shares	Number of share awards[1]
Dr. Josef Ackermann	2012	600,534	296,784
	2011	560,589	259,596

Dr. Hugo Bänziger	2012	69,849	115,383
	2011	55,531	100,520

Jürgen Fitschen	2012	181,907	110,978
	2011	169,008	92,671

Anshuman Jain	2012	552,697	346,703
	2011	457,192	414,906

Stefan Krause	2012	–	116,307
	2011	–	71,363

Hermann-Josef Lamberti	2012	139,402	114,459
	2011	125,291	98,626

Rainer Neske	2012	51,088	111,902
	2011	60,509	90,875

Total	2012	1,595,477	1,212,516

Total	2011	1,428,120	1,128,557

[1]

Including the share awards Mr. Fitschen, Mr. Jain and Mr. Neske received in connection with their employment prior to their appointments to the Management Board. The share awards listed in the table have different vesting and allocation dates. The last share awards will be allocated in August 2017.

Deutsche Bank	Item 6: Directors, Senior Managements and Employees	131
Annual Report 2011 on Form 20-F

To counterbalance the economic disadvantages for share award owners resulting from the capital increase which took place in September 2010, additional share awards were granted. Each Management Board member who was already appointed in September 2010 received additional share awards of approximately 9.59 % of his outstanding share awards as of September 21, 2010 of the same category (in total 76,767 share awards for all Management Board members together). The respective share awards are included in the number of share awards as presented in the table above.

The current members of our Management Board held an aggregate of 1,595,477 of our shares on February 17, 2012, amounting to approximately 0.17 % of our shares issued on that date. They held an aggregate of 1,428,120 of our shares on February 18, 2011, amounting to approximately 0.16 % of our shares issued on that date.

The number of shares delivered in 2011 to the members of the Management Board active in 2011 from deferred compensation awards granted in prior years amounted to 295,902.

Supervisory Board

As of February 17, 2012, the current members of our Supervisory Board held the following numbers of our shares and share awards under our employee share plans.

Members of the Supervisory Board	Number of shares	Number of share awards

Wolfgang Böhr	545	–

Dr. Clemens Börsig [1]	137,919	–

Dr. Karl-Gerhard Eick	–	–

Katherine Garrett-Cox	–	–

Alfred Herling	1,042	10

Gerd Herzberg	–	–

Prof. Dr. Henning Kagermann	–	–

Martina Klee	874	–

Suzanne Labarge	–	–

Maurice Lévy	–	–

Henriette Mark	584	10

Gabriele Platscher	864	6

Karin Ruck	165	–

Dr. Theo Siegert	–	–

Dr. Johannes Teyssen	–	–

Marlehn Thieme	236	10

Tilman Todenhöfer	1,741	–

Stefan Viertel	95	10

Renate Voigt	213	10

Werner Wenning	–	–

Total	144,278	56

1	This does not include 270 Deutsche Bank shares held by a family-owned partnership, a community of heirs, in which Dr. Clemens Börsig has a 25 % interest as well as 16,018 Deutsche Bank shares attributable to a charitable foundation with separate legal capacity, the “Gerhild und Clemens Börsig Jugend- und Sozialstiftung”.

The members of the Supervisory Board held 144,278 shares, amounting to less than 0.02 % of our shares as of February 17, 2012.

Deutsche Bank	Item 6: Directors, Senior Managements and Employees	132
Annual Report 2011 on Form 20-F

As listed in the “Number of share awards” column in the table, the members who are employees of Deutsche Bank hold matching awards granted under the Global Share Purchase Plan, which are scheduled to be delivered to them on November 1, 2012.

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

Employee Share Programs

For a description of our employee share programs, please refer to Note 33 “Share-Based Compensation Plans” to the consolidated financial statements.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	133
Annual Report 2011 on Form 20-F

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

On December 31, 2011, our issued share capital amounted to € 2,379,519,078 divided into 929,499,640 no par value ordinary registered shares.

On December 31, 2011, we had 660,389 registered shareholders. The majority of our shareholders are retail investors in Germany.

The following charts show the distribution of our share capital and the composition of our shareholders on December 31, 2011.

*	Including Deutsche Bank employees and pensioners

On February 29, 2012, a total of 109,000,786 of our shares were registered in the names of 1,198 shareholders resident in the United States. These shares represented 11.73 % of our share capital on that date. On December 31, 2010, a total of 122,107,927 of our shares were registered in the names of 1,580 shareholders resident in the United States. These shares represented 13.14 % of our share capital on that date.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach certain thresholds to notify both the corporation and the BaFin of such change within seven days. The minimum disclosure threshold is 3 % of the corporation’s issued voting share capital.

As of February 29, 2012, we have been notified by the following investors that they hold 3 % or more of our shares: Credit Suisse Group, Zurich holds 3.86 % of our shares (via financial instruments) and BlackRock, Inc., New York holds 5.14 % of our shares.

We are neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.

Pursuant to German law and our Articles of Association, to the extent that we may have major shareholders at any time, we may not give them different voting rights from any of our other shareholders.

We are aware of no arrangements which may at a subsequent date result in a change in control of our company.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	134
Annual Report 2011 on Form 20-F

Related Party Transactions

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to Note 38 “Related Party Transactions” of the consolidated financial statements.

We believe that we conduct all of our business with these companies on terms equivalent to those that would prevail if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2011 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2011, there have been and currently are loans, guarantees and commitments, which totaled € 5.9 billion (including loans amounting to € 5.1 billion) as of January 31, 2012. The € 1.2 billion increase compared to January 31, 2011, was principally driven by the restructuring of a commercial real estate exposure with a single counterparty. Following the restructuring, we held an equity method investment with loans amounting to € 640 million and credit related commitments amounting to € 168 million. In addition, the overall development also included an exposure increase to a leveraged finance exposure with a single counterparty.

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

Related Party Impaired Loans

In addition to our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	135
Annual Report 2011 on Form 20-F

Impaired loans to related parties which may exhibit more than normal risk of collectability or present other unfavorable features compared to performing loans decreased by € 17 million to € 488 million, from January 31, 2011. The following table presents an overview of the impaired loans we hold of some of our related parties as of January 31, 2012.

in € m.	Amount outstanding as of January 31, 2012	Largest amount outstanding January 1, 2011 to January 31, 2012		Provision for loan losses in 2011	Allowance for loan losses as of Dec 31, 2011	Nature of the loan and transaction in which incurred
Customer A	1	1		(0)	1	Uncollateralized shareholder loan bearing interest at 8.5 % per annum. The loan is held at contractual terms but interest is accreted at the effective interest rate applied to the carrying amount.

Customer B	212	217		1	11	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer C	114	123		9	17	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer D	43	44		2	4	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer E	41	42		2	3	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer F	35	37		2	2	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer G	13	14		5	6	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer H	3	3		—	3	Comprised of senior collateralized debt which has been reclassified according to IAS 39 and shareholders loans, bearing interest at 6.75 % per annum. The loans are held at contractual terms and interest is accreted at the effective interest rate applied to the carrying amount.

Customer I	10	10		—	6	Comprised of an uncollateralized shareholders loan bearing interest at 12% per annum. The loan is payable at demand and interest is accreted at the effective interest rate applied to the carrying amount.

Customer J	5	5		—	3	Comprised of a collateralized real estate leasing finance bearing interest at 4.67% per annum. The loan is payable on demand and interest is accreted at the effective interest rate applied to the carrying amount.

Customer K	11	15		0	11	Comprised of a real estate finance loan bearing interest at 6.27% per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The loan is payable on demand and interest is accreted at the effective interest rate applied to the carrying amount.

Total	488	—	[1]	21	67

[1]

Simply adding the largest amounts outstanding of the individual borrowers during the reporting period to arrive at an aggregate outstanding is not applicable as it would imply the assumption that the largest outstandings for all borrowers occured simultaneously.

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions	136
Annual Report 2011 on Form 20-F

In the above table, customer A is a subsidiary of ours, customers B to J are investments held at equity accounting and customer K is a shareholding in which we hold a participation of 10 % or more of the voting rights. Impaired loans to customers A to I and K have been carried forward from the previous year end while exposure to customer J became impaired during 2011.

We have not disclosed the names of the related party customers described above because we have concluded that such disclosure would violate applicable privacy laws, such as customer confidentiality and data protection laws, and those customers have not waived application of these privacy laws. A legal opinion regarding the applicable privacy laws is filed as Exhibit 14.1 hereto.

Interests of Experts and Counsel

Not required because this document is filed as an annual report.

Deutsche Bank	Item 8: Financial Information	137
Annual Report 2011 on Form 20-F

Item 8: Financial Information

Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See “Item 18: Financial Statements” and our consolidated financial statements beginning on page F-5.

Legal Proceedings

General. We and our subsidiaries operate in a legal and regulatory environment that exposes us to significant litigation risks. As a result, we are involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of our businesses. Please refer to Note 28 “Provisions” for descriptions of certain significant legal proceedings. Additional legal proceedings that may have, or have had in the recent past, significant effects on our financial position or profitability are described below.

IPO Allocation Litigation. Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank’s U.S. broker-dealer subsidiary, and its predecessor firms, along with numerous other securities firms, have been named as defendants in over 80 putative class action lawsuits pending in the United States District Court for the Southern District of New York. These lawsuits allege violations of securities and antitrust laws in connection with the allocation of shares in a large number of initial public offerings (“IPOs”) by issuers, officers and directors of issuers, and underwriters of those securities. DBSI is named in these suits as an underwriter. The securities cases allege material misstatements and omissions in registration statements and prospectuses for the IPOs and market manipulation with respect to aftermarket trading in the IPO securities. A related putative antitrust class action was finally dismissed in 2007. Among the allegations in the securities cases are that the underwriters tied the receipt of allocations of IPO shares to required aftermarket purchases by customers and to the payment of undisclosed compensation to the underwriters in the form of commissions on securities trades, and that the underwriters caused misleading analyst reports to be issued. In the securities cases, the motions to dismiss the complaints of DBSI and others were denied on February 13, 2003. Plaintiffs’ motion to certify six “test” cases as class actions in the securities cases was granted on October 13, 2004. On December 5, 2006, the U.S. Court of Appeals for the Second Circuit vacated the decision and held that the classes in the six cases, as defined, could not be certified. On March 26, 2008, the trial court granted in part and denied in part motions to dismiss plaintiffs’ amended complaints. The extent to which the court granted the motions did not affect any cases in which DBSI is a defendant. Following mediation, a settlement was reached and approved by the trial court on October 6, 2009. On October 23, 2009, an objector filed a Rule 23(f) petition with the Second Circuit, seeking leave to appeal the trial court’s certification of the settlement class in connection with all 310 cases, including the cases in which DBSI was named as a defendant. The plaintiffs objected, and all the underwriter defendants responded, to the petition on November 2, 2009. The petition was subsequently withdrawn and substituted with an appeal of the district court’s order, and that appeal was dismissed with prejudice on January 10, 2012, thereby concluding this matter.

Deutsche Bank	Item 8: Financial Information	138
Annual Report 2011 on Form 20-F

Parmalat Litigation. Following the bankruptcy of the Italian company Parmalat, the prosecutors in Milan conducted a criminal investigation which led to criminal indictments on charges of alleged market manipulation against various banks, including Deutsche Bank and Deutsche Bank S.p.A. and some of their employees. The Court of Milan announced its first instance judgment on April 18, 2011. The Deutsche Bank entities and employees were acquitted on all charges.

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

During January 2011, a group of institutional investors (bondholders and shareholders) commenced a civil claim for damages, in an aggregate amount of approximately € 130 million plus interest and costs, in the Milan courts against various international and Italian banks, including Deutsche Bank and Deutsche Bank S.p.A., on allegations of cooperation with Parmalat in the fraudulent placement of securities and of deepening the insolvency of Parmalat. Substantive hearings are scheduled to begin in 2012.

IBEW Local 90 Class Action. Deutsche Bank AG and certain of its officers have been named as defendants in a putative class action brought on behalf of all persons who acquired Deutsche Bank ordinary shares between January 3, 2007 and January 16, 2009 (the “class period”). Plaintiff alleges that during the class period, the value of Deutsche Bank’s securities was inflated due to alleged misstatements or omissions on our part regarding the potential exposure to Deutsche Bank arising out of the MortgageIT, Inc. acquisition, and regarding the potential exposure arising from Deutsche Bank’s RMBS and CDO portfolio during that period of time. Claims are asserted under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 there-under. Defendants have not yet had to respond to the complaint.

Sebastian Holdings Litigation. Deutsche Bank AG is in litigation in the United Kingdom and the United States with Sebastian Holdings Inc., a Turks and Caicos company (“SHI”). The dispute arose in October 2008 when SHI accumulated trading losses and subsequently failed to meet margin calls issued by Deutsche Bank AG.

The U.K. action is brought by Deutsche Bank AG to recover approximately U.S. $ 246 million owed by SHI after the termination of two sets of master trading agreements with SHI. In the U.K. action against SHI, the trial court (upheld by the Court of Appeal) held that it has jurisdiction over Deutsche Bank’s suit and rejected SHI’s claim that the U.K. is an inconvenient forum for the case to be heard. The action is progressing in the English courts, with a trial date of October 2012. As a counterclaim against Deutsche Bank AG in the U.K., SHI is duplicating aspects of the U.S. claim (described below) in the U.K. proceedings. The amount of the U.K. counterclaim has not been fully specified and elements may be duplicative, but is at least U.S. $ 750 million.

Deutsche Bank	Item 8: Financial Information	139
Annual Report 2011 on Form 20-F

The U.S. action is a damages claim brought by SHI against Deutsche Bank AG in New York State court, arising out of the same circumstances as Deutsche Bank AG’s suit against SHI in the U.K. and seeking damages of at least U.S. $ 2.5 billion in an amended complaint. The trial court denied SHI’s request to enjoin Deutsche Bank AG’s suits in the U.K. The trial court denied Deutsche Bank AG’s motion to dismiss or stay the U.S. action in favor of the U.K. action, while granting Deutsche Bank AG’s motion to dismiss SHI’s tort claims but not its contract and quasi-contractual claims. The New York Appellate Division affirmed the trial court’s decision, and the amended complaint was filed after the Appellate Division decision. Deutsche Bank AG has moved to dismiss certain of the claims in the amended complaint. Discovery in the U.S. action is ongoing.

Ocala Litigation. Deutsche Bank AG is a secured creditor of Ocala Funding LLC (“Ocala”), a commercial paper vehicle sponsored by Taylor Bean & Whitaker Mortgage Corp., which ceased mortgage lending operations and filed for bankruptcy protection in August 2009. Bank of America is the trustee, collateral agent, custodian and depository agent for Ocala. Deutsche Bank AG has commenced a civil litigation in the United States District Court for the Southern District of New York against Bank of America for breach of contract, breach of fiduciary duty, and contractual indemnity resulting from Bank of America’s failure to secure and safeguard cash and mortgage loans that secured Deutsche Bank AG’s commercial paper investment. On March 23, 2011, the trial court denied in part and granted in part Bank of America’s motion to dismiss the complaint. On June 24, 2011, Bank of America brought a third-party complaint for contribution against an affiliate of Deutsche Bank AG, alleging that if Bank of America is held liable to Deutsche Bank AG then the affiliate should be held liable to Bank of America for all or part of those damages. The affiliate has moved to dismiss the third-party complaint. Deutsche Bank AG also commenced a separate civil litigation in the United States District Court for the Southern District of New York against Bank of America for conversion of certain mortgages owned by Ocala. On August 31, 2011, the trial court granted Bank of America’s motion to dismiss this second litigation, but gave Deutsche Bank AG leave to replead its claim. Deutsche Bank AG voluntarily dismissed without prejudice the second litigation against Bank of America on December 29, 2011, and on that date filed a motion to amend its first complaint against Bank of America, to assert claims for breach of contract, breach of fiduciary duty (which includes a claim related to Bank of America’s conversion of mortgages), negligence, negligent misrepresentation, unjust enrichment, and other tort and equitable claims.

City of Milan Matters. In January 2009, the City of Milan (the “City”) issued civil proceedings in the District Court of Milan (the “Court”) against Deutsche Bank AG and three other banks (together the “Banks”) in relation to a 2005 bond issue by the City (the “Bond”) and a related swap transaction which was subsequently restructured several times between 2005 and 2007 (the “Swap”) (the Bond and Swap together, the “Transaction”). The City seeks damages and/or other remedies on the grounds of alleged fraudulent and deceitful acts and alleged breach of advisory obligations as follows: In respect of the interest rate element of the Swap, the City suggests a permanent restructuring of the Swap and claims (i) € 23.6 million as the difference between sums already paid to date under the existing Swap and what the City would have paid under its suggested structure; and (ii) the difference between the sums yet to be paid under the existing Swap until maturity and what the City would have to pay under its suggested structure. In respect of the credit default element of the Swap, the City claims future reimbursement of any amount it would have to pay under the Swap on the occurrence of any credit event or on the occurrence of an early redemption of the credit default element. In the event that the Court does not grant the above damages, the City claims € 88.8 million in respect of alleged “hidden” fees embedded into the Swap and not less than € 150 million as general compensation for damages arising from the Swap. The claims are made jointly and severally against each of the Banks. A first hearing took place on March 9, 2011, but dealt only with the City’s request to stay proceedings until the Banks’ jurisdiction challenge was dealt with. The stay was granted. Adjudication on jurisdiction remains outstanding.

Deutsche Bank	Item 8: Financial Information	140
Annual Report 2011 on Form 20-F

In March 2010, at the Milan Prosecutor’s request, the Milan judge of the preliminary hearing approved the criminal indictment of each of the Banks and certain of their employees (including two current employees of Deutsche Bank). The indictments are for alleged criminal offences relating to the Swap and subsequent restructuring, in particular fraud against a public authority. The Milan Prosecutor some time ago seized certain assets of the Banks in anticipation of such a trial, including € 25.1 million in cash from Deutsche Bank. The Milan Prosecutor considers this sum to be equivalent to Deutsche Bank’s proceeds from the alleged fraud, and it is subject to confiscation (and could be increased or reduced) should the judge so decide following the trial. The trial is now underway. It is not possible at this stage to say with certainty when a verdict will be reached, but it is expected that this will happen during 2012.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010, by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank AG of a basket of stocks, worth approximately €1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following action: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (“DSK”) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspends the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank AG and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The litigations are in their early stages.

Dividend Policy

We generally pay dividends each year. However, we may not pay dividends in the future at rates we have paid them in previous years. In particular, the dividend proposed for 2011 is € 0.75, compared to dividends paid of € 0.75 for 2010 and € 0.75 for 2009. If we are not profitable, we may not pay dividends at all. If we fail to meet the capital adequacy requirements or the liquidity requirements under the Banking Act, the BaFin may suspend or limit the payment of dividends. See “Item 4: Information on the Company – Regulation and Supervision – Regulation and Supervision in Germany”.

Deutsche Bank	Item 8: Financial Information	141
Annual Report 2011 on Form 20-F

Under German law, our dividends are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with German accounting rules. Our Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and our Supervisory Board, which reviews them, first allocate part of Deutsche Bank’s annual surplus (if any) to our statutory reserves and to any losses carried forward, as it is legally required to do. If deferred tax assets net of deferred tax liabilities, self-developed intangible assets or unrealized gains of plan assets are recognized, a profit distribution is limited to the excess of distributable retained earnings including profit or loss carried forward from previous year over the book value of those assets. They then allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. We then distribute the full amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting so resolves. The Annual General Meeting may resolve a non-cash distribution instead of or in addition to a cash dividend. However, we are not legally required to distribute our balance sheet profit to our shareholders to the extent that we have issued participatory rights (Genussrechte) or granted a silent participation (stille Gesellschaft) that accord their holders the right to a portion of our distributable profit.

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

Significant Changes

Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2011.

Deutsche Bank	tem 9: The Offer and Listing	142
Annual Report 2011 on Form 20-F

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

Deutsche Bank	tem 9: The Offer and Listing	143
Annual Report 2011 on Form 20-F

	Our shares				DAX®-Index
	Price per share[1]			Average daily
	High (in €)	Low (in €)	Period-end (in €)	trading volume (in thousands of shares)	High	Low	Period-end
Monthly 2012:
February	35.88	31.73	35.06	9,055.70	6,971.03	6,482.56	6,856.08
January	34.07	26.16	32.38	9,239.51	6,574.19	5,900.18	6,458.91

Monthly 2011:
December	30.90	27.01	29.44	7,163.00	6,170.04	5,637.53	5,898.35
November	30.26	23.81	28.62	9,571.94	6,193.34	5,366.50	6,088.84
October	33.86	23.40	30.35	11,201.97	6,430.60	5,125.44	6,141.34
September	28.68	20.79	26.32	15,420.18	5,794.50	4,965.80	5,502.02

Quarterly 2011:
Fourth Quarter	33.86	23.40	29.44	9,316.36	6,430.60	5,125.44	5,898.35
Third Quarter	42.08	20.79	26.32	11,953.85	7,523.53	4,965.80	5,502.02
Second Quarter	44.56	38.60	40.75	6,829.74	7,600.41	6,991.62	7,376.24
First Quarter	48.70	39.24	41.49	7,148.50	7,441.82	6,483.39	7,041.31

Quarterly 2010:
Fourth Quarter	42.93	35.93	39.10	7,898.48	7,087.84	6,115.87	6,914.19
Third Quarter	51.47	38.71	40.15	7,962.86	6,386.97	5,809.37	6,229.02
Second Quarter	55.11	40.95	42.50	8,838.98	6,341.52	5,607.68	5,965.52
First Quarter	53.80	38.51	51.90	7,339.56	6,203.50	5,433.02	6,153.55

Annual:
2011	48.70	20.79	29.44	8,844.28	6,430.60	4,965.80	5,898.35
2010	55.11	35.93	39.10	8,008.98	7,087.84	5,433.02	6,914.19
2009	53.05	14.00	44.98	8,357.53	6,026.69	3,588.89	5,957.43
2008	81.73	16.92	25.33	10,017.38	8,100.64	4,014.60	4,810.20
2007	107.85	74.02	81.36	6,688.40	8,151.57	6,437.25	8,067.32

Note: Data is based on Thomson Reuters and Bloomberg.

[1]	Historical share prices have been adjusted on October 6, 2010 with retroactive effect to reflect the capital increase (correcting factor 0.912477).

On February 29, 2012, the closing quotation of our shares on the Frankfurt Stock Exchange within the Xetra system was € 35.06 per share and the closing quotation of the DAX index was 6,856.08.

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

Deutsche Bank	Item 9: The Offer and Listing	144
Annual Report 2011 on Form 20-F

	Our shares
	Price per share			Average daily
	High (in U.S.$)	Low (in U.S.$)	Period-end (in U.S.$)	trading volume (in number of shares)
Monthly 2012:
February	48.25	42.47	46.74	695,085
January	44.90	33.29	42.69	987,339

Monthly 2011:
December	41.25	34.94	37.86	923,271
November	41.35	32.26	39.28	1,333,163
October	47.95	31.26	41.41	1,465,291
September	40.21	28.58	34.61	1,998,846

Quarterly 2011:
Fourth Quarter	47.95	31.26	37.86	1,240,575
Third Quarter	61.23	28.58	34.61	1,285,438
Second Quarter	66.00	54.82	59.24	576,054
First Quarter	65.77	51.88	59.07	537,776

Quarterly 2010:
Fourth Quarter	59.61	47.35	52.05	507,347
Third Quarter	74.60	53.08	54.93	760,817
Second Quarter	82.16	54.15	56.16	1,014,973
First Quarter	78.80	57.78	76.87	480,743

Annual:
2011	66.00	28.58	37.86	912,928
2010	82.16	47.35	52.05	692,187
2009	84.93	21.15	70.91	788,316
2008	130.79	22.45	40.69	532,772
2007	159.73	120.02	129.41	227,769

Note: Data is based on NYSE Euronext

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

Dilution

Not required because this document is filed as an annual report.

Expenses of the Issue

Not required because this document is filed as an annual report.

Deutsche Bank	Item 10: Additional Information	145
Annual Report 2011 on Form 20-F

Item 10: Additional Information

Share Capital

Not required because this document is filed as an annual report.

Memorandum and Articles of Association

For information regarding our Articles of Association, please refer to the discussion under the corresponding section of our Annual Report on Form 20-F for the year ended December 31, 2008, which discussion we hereby incorporate by reference into this document, except for the section thereof entitled “Notification Requirements”, for which an updated description is provided below. Copies of our Articles of Association are publicly available at the Commercial Register in Frankfurt am Main, and an English translation is filed as Exhibit 1.1 to this Annual Report. For more information on provisions of our Articles of Association relating to our Supervisory Board and Management Board, see “Item 6: Directors, Senior Management and Employees.” For a summary of our dividend policy and legal basis for dividends under German law, see “Item 8: Financial Information – Dividend Policy.”

Notification Requirements

Disclosure of Interests in a Listed Stock Corporation

Disclosure Obligations under the German Securities Trading Act

Pursuant to the German Securities Trading Act (Wertpapierhandelsgesetz), any shareholder whose voting interest in a listed company like Deutsche Bank, through acquisition, sale or by other means, reaches, exceeds or falls below a 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50 % or 75 % threshold must notify Deutsche Bank and the BaFin of its current aggregate voting interest in writing and without undue delay, but at the latest within four trading days. In connection with this requirement, the German Securities Trading Act contains various provisions regarding the attribution of shareholdings to the person who actually controls the voting rights attached to the shares. For instance, a shareholder will be attributed shares held by a third party if the shareholder controls the respective third party, as well as any shares which are held by a third party for the account of a shareholder.

Furthermore, the voting rights attached to a third party’s shares may be required to be attributed to another shareholder if the shareholder coordinates its conduct concerning the listed company with the third party (so-called “acting in concert”) either through an agreement or other means. Acting in concert is deemed to exist if the parties coordinate their voting at the listed company’s general shareholders’ meetings or, outside general shareholders’ meetings, coordinate their actions with the goal of extensively and permanently modifying the listed company’s corporate strategy. Shareholders acting in concert must attribute the voting rights of other shareholders acting in concert to their own. Any kind of cooperation among shareholders that is designed to effect a permanent and material change in the business strategy of the listed company may result in the attribution of voting rights, i.e., cooperation among shareholders need not necessarily relate specifically to the exercise of voting rights; coordination in individual cases, for instance, will not trigger the attribution of voting rights.

Deutsche Bank	Item 10: Additional Information	146
Annual Report 2011 on Form 20-F

Shareholders failing to comply with their notification obligations will be precluded from exercising any rights attached to their shares (including voting rights and the right to receive dividends) until proper notice has been given. In the event of a willful or grossly negligent breach of the notification obligations, shareholders will be prevented from exercising their voting rights for a six-month period commencing upon the delayed submission of the notification, unless the shareholder submitted an incorrect notification deviating no more than 10 % from the actual percentage of voting rights and the shareholder notified the listed company that his or her holdings reached, exceeded or fell below the notification thresholds described above. Non-compliance with the disclosure requirement may also result in a fine.

Except for the 3 % threshold, similar notification obligations exist for reaching, exceeding or falling below the thresholds described above when a person holds other financial instruments that entitle their holder to unilaterally acquire existing shares of the listed company carrying voting rights pursuant to a binding legal agreement. Holdings in the relevant financial instruments are to be aggregated with the voting rights attached to shares for purposes of determining whether any of the relevant notification thresholds have been triggered. According to the German Act on Strengthening Investor Protection and Improving the Functionality of the Capital Market (Gesetz zur Stärkung des Anlegerschutzes und Verbesserung der Funktionsfähigkeit des Kapitalmarktes), the relevant part of which came into effect as of February 1, 2012, this obligation has been extended to “other instruments” which may not qualify as “financial instruments” within the meaning of the German Securities Trading Act that grant the holder the right to acquire unilaterally, based on a legally binding agreement, existing shares of Deutsche Bank carrying voting rights.

Deutsche Bank must publish the foregoing notifications without undue delay, but no later than within three trading days after their receipt, and report the publication to the BaFin.

Shareholders whose voting rights reach or exceed thresholds of 10 % of the voting rights in a listed company, or higher thresholds, are obliged to inform the company within 20 trading days of the purpose of their investment and the origin of the funds used for such investment, unless the articles of association of the listed company provide otherwise. Our Articles of Association do not contain such a provision.

Disclosure Obligations under the German Securities Acquisition and Takeover Act

Pursuant to the German Securities Acquisition and Takeover Act, any person whose voting interest reaches or exceeds 30 % of the voting shares of a listed stock corporation must, within seven calendar days, publish this fact (including the percentage of its voting rights) on the Internet and by means of an electronically operated financial information dissemination system. In addition, the person must subsequently make a mandatory public tender offer within four weeks to all shareholders of the listed company unless an exemption has been granted. The German Securities Acquisition and Takeover Act contains a number of provisions intended to ensure that shareholdings are attributed to those persons who actually control the voting rights attached to the shares. The provisions regarding coordinated conduct as part of the German Securities Acquisition and Takeover Act (so-called “acting in concert”) and the rules on the attribution of voting rights attached to shares of third parties are the same as the statutory securities trading provisions described above under “Disclosure Obligations under the German Securities Trading Act” except with respect to voting rights of shares underlying financial instruments whose holders are vested with the right, pursuant to a legally binding agreement, to unilaterally acquire existing voting shares of the listed company and voting rights which may be acquired on the basis of financial and other instruments enabling the acquisition of voting shares. If a shareholder fails to provide notice on reaching or exceeding the 30 % threshold, or fails to make a public tender offer, the shareholder will be precluded from exercising any rights associated with its shares (including voting and dividend rights) until proper notice has been given. In addition, non-compliance with the disclosure requirement may result in a fine.

Deutsche Bank	Item 10: Additional Information	147
Annual Report 2011 on Form 20-F

Disclosure of Participations in a Credit Institution

The German Banking Act (Kreditwesengesetz) requires any person intending to acquire, alone or acting in concert with another person, a significant participation (bedeutende Beteiligung) in a credit or financial services institution to notify the BaFin and the Bundesbank without undue delay and in writing of the intended acquisition. A significant participation is deemed to exist if at least 10 % of the capital of, or the voting rights in, the institution is held directly or indirectly through one or more subsidiaries or a similar relationship or in concert with other persons or enterprises, or if a significant influence can be exercised on the management of the institution in which a participating interest is held. The required notice must contain information demonstrating, among others, the reliability of the person or, in the case of a corporation or other legal entity, the reliability of its directors and officers.

A person holding a significant participation shall also notify the BaFin and the Bundesbank without undue delay and in writing if he intends to increase the amount of the significant participation up to or beyond the thresholds of 20%, 30 % or 50 % of the voting rights or capital or in such way that the institution comes under such person’s control or if such person intends to reduce the participation below 10 % or below one of the other thresholds described above.

The BaFin may, within a period of 60 business days following its confirmation that it received the complete notification, prohibit the intended acquisition if there appears to be reason to assume that the acquirer or its directors and officers are not reliable or financially sound, that the participation would impair the effective supervision of the relevant banking institution, that the prospective managing director (Geschäftsleiter) is not reliable or not qualified, that money laundering or financing of terrorism has occurred or been attempted in connection with the intended acquisition, or that there would be an increased risk of such illegal acts as a result of the intended acquisition. During its assessment period the BaFin may request further information necessary for its assessment. Such a request delays the expiration of the assessment period by up to 20 business days.

If a person acquires a significant participation despite such prohibition or without making the required notification, the BaFin may prohibit the person from exercising the voting rights attached to the shares. In addition, non-compliance with the disclosure requirement may result in the imposition of a fine in accordance with statutory provisions. Moreover, the BaFin may order that any disposition of the shares requires its approval and may ultimately appoint a trustee to exercise the voting rights attached to the shares or to sell the shares to the extent they constitute a significant participation.

Review of Acquisition of 25 % or more by the German Federal Ministry of Economics and Technology

Pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) and the Foreign Trade Regulation (Außenwirtschaftsverordnung), the direct or indirect acquisition of 25 % or more of the voting rights in a German company by investors from outside the European Union and the European Free Trade Association (Iceland, Liechtenstein, Norway and Switzerland) or by entities which are owned by 25 % or more by investors from outside the aforementioned region may be reviewed by the German Federal Ministry of Economics and Technology. If such Ministry determines that the acquisition poses a threat to the public policy or public security of Germany, it may impose conditions on or suspend the acquisition or require that it is unwound. The decision to review an acquisition must be made within three months following the conclusion of the contract or publication of the decision to launch a take-over bid or publication of the acquisition of control. The review must be completed within two months following receipt of the complete acquisition documents. No notification of the acquisition is required but the acquirer may seek pre-clearance of a proposed acquisition from the Federal Ministry of Economics and Technology.

Deutsche Bank	Item 10: Additional Information	148
Annual Report 2011 on Form 20-F

German Act on the Prevention of Improper Securities and Derivatives Transactions (ban on naked short-selling)

The German Securities Trading Act was amended in 2010 by the German Act on the Prevention of Improper Securities and Derivatives Transactions (Gesetz zur Vorbeugung gegen missbräuchliche Wertpapier- und Derivategeschäfte) on July 21, 2010 banning naked short-selling. In particular, this act governs among other things the prohibition of naked short-selling of shares which are admitted for trading on a regulated market on a domestic stock exchange. A net short selling position arises if, after netting all financial instruments held by the market participant, the market participant has an aggregate economic interest in the listed company’s shares which corresponds to a short sale of the shares. At the same time, the act authorizes the BaFin – in agreement with the Bundesbank – to prevent or suspend trading in individual financial instruments temporarily.

Material Contracts

In the usual course of our business, we enter into numerous contracts with various other entities. We have not, however, entered into any material contracts outside the ordinary course of our business within the past two years.

Exchange Controls

As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Resolutions have caused freeze orders on assets of certain legal and natural persons designated in such regulations. In addition, Regulation (EU) No. 961/2010 of October 25, 2010 on restrictive measures against Iran requires that transfers of funds from or to Iranian persons, entities or bodies that exceed € 10,000 (or the equivalent in a foreign currency) shall be notified in advance in writing to the Bundesbank. If the amount to be transferred exceeds € 40,000 (or the equivalent in a foreign currency), a prior authorization of the Bundesbank is required.

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

There are also no restrictions under German law or our Articles of Association concerning the right of nonresident or foreign shareholders to hold our shares or to exercise any applicable voting rights. Where the investment reaches or exceeds certain thresholds, certain reporting obligations apply and the investment may become subject to review by the BaFin and other competent authorities. For more information see “Item 10: Additional Information – Notification Requirements”.

Deutsche Bank	Item 10: Additional Information	149
Annual Report 2011 on Form 20-F

Taxation

The following is a summary of material German and United States federal income tax consequences of the ownership and disposition of shares for a resident of the United States for purposes of the income tax convention between the United States and Germany (the “Treaty”) who is fully eligible for benefits under the Treaty. A U.S. resident will generally be entitled to Treaty benefits if it is:

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

Taxation of Dividends

Dividends that we pay are subject to German withholding tax at an aggregate rate of 26.375% (consisting of a 25 % withholding tax and a 1.375 % surcharge). Under the Treaty, a U.S. resident will be entitled to receive a refund from the German tax authorities of 11.375 in respect of a declared dividend of 100. For example, for a declared dividend of 100, a U.S. resident initially will receive 73.625 and may claim a refund from the German tax authorities of 11.375 and, therefore, receive a total cash payment of 85 (i.e., 85 % of the declared dividend). For U.S. tax purposes, a U.S. resident will be deemed to have received total dividends of 100. The gross amount of dividends that a U.S. resident receives (which includes amounts withheld in respect of German withholding tax) generally will be subject to U.S. federal income taxation as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to U.S. corporations. German withholding tax at the 15 % rate provided under the Treaty will be treated as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a U.S. resident’s U.S. federal

Deutsche Bank	Item 10: Additional Information	150
Annual Report 2011 on Form 20-F

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

Subject to certain exceptions for short-term and hedged positions, dividends received before January 1, 2013 by certain non-corporate U.S. shareholders will be subject to taxation at a maximum rate of 15 % if the dividends are “qualified dividends.” Dividends received will be qualified dividends if we (i) are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and we believe we qualify for benefits under the Treaty. The determination of whether we are a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of our income and valuation of our assets, including goodwill and other intangible assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our taxable years ended December 31, 2010 or December 31, 2011. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not currently anticipate becoming a PFIC for our taxable year ending December 31, 2012, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies are unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to us and its implications for their particular circumstances.

If a U.S. resident receives a dividend paid in euros, it will recognize income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If dividends are converted into U.S. dollars on the date of receipt, a U.S. resident generally should not be required to recognize foreign currency gain or loss in respect of the dividend income but may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Refund Procedures

To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities together with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld. For dividends received after 2011, the claim for refund must be accompanied by a withholding tax certificate (Kapitalertragsteuerbescheinigung) on officially prescribed form and issued by the institution that withheld the tax.

Claims for refunds are made on a special German claim for refund form (Form E-USA), which must be filed with the German tax authorities: Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany. The German claim for refund forms may be obtained inter alia from the German tax authorities at the same address where the applications are filed or can be downloaded from the homepage of the Bundeszentralamt für Steuern (http://www.bzst.bund.de). A U.S. resident must also submit to the German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return. Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions

Deutsche Bank	Item 10: Additional Information	151
Annual Report 2011 on Form 20-F

can be obtained from the IRS website at http://www.irs.gov. Instead of the individual refund procedure described above, a U.S. resident may use a IT-supported quick-refund procedure (“Datenträgerverfahren – DTV”/”Data Medium Procedure – DMP”). If the U.S. resident’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must provide specified information to the DMP participant and confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf.

The refund beneficiaries also must provide a “certification of filing a tax return” on IRS Form 6166 with the DMP participant. In addition, if the individual refund procedure requires a withholding tax certificate (see above), such certificate is generally also necessary under the DMP.

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

Deutsche Bank	Item 10: Additional Information	152
Annual Report 2011 on Form 20-F

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

Dividends and Paying Agents

Not required because this document is filed as an annual report.

Statement by Experts

Not required because this document is filed as an annual report.

Deutsche Bank	Item 10: Additional Information	153
Annual Report 2011 on Form 20-F

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

Subsidiary Information Test

Not applicable.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	154
Annual Report 2011 on Form 20-F

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

The sections on qualitative and quantitative risk disclosures provide a comprehensive view on the risk profile of Deutsche Bank Group. The quantitative information generally reflects Deutsche Bank Group including Postbank for the reporting dates December 31, 2011 and December 31, 2010, or for the respective reporting periods starting December 3, 2010. In the limited instances where a consolidated view has not been presented, a separate Postbank risk disclosure or applicable qualitative commentary is provided where appropriate.

Postbank conducts its own risk management activities under its own statutory responsibilities. Deutsche Bank Group provides advisory services to Postbank with regard to specific risk management areas. Substantial progress was made during 2011 to align risk assessment, measurement and control procedures between Postbank and Deutsche Bank Group.

Risk Management Executive Summary

The overall focus of Risk and Capital Management in 2011 was on maintaining our risk profile in line with our risk strategy, strengthening our capital base and supporting the Group’s strategic initiatives under phase 4 of our management agenda. This approach is reflected across the different risk metrics summarized below.

Credit Risk

—

Adherence to our core credit principles of proactive and prudent risk management in 2011 has enabled the bank to manage a volatile macro-economic credit environment and contain the level of loan losses, which includes a full year charge for Postbank in 2011. This has been achieved by application of our existing risk management philosophy of underwriting standards, active concentration risk management and risk mitigation strategies including collateral, hedging, netting and credit support arrangements.

—

Our provision for credit losses in 2011 was € 1.8 billion versus € 1.3 billion in 2010. The increase was mainly attributable to the full year consolidation of Postbank, which contributed € 0.8 billion for the year. This excludes € 0.4 billion releases from Postbank related loan loss allowances recorded prior to consolidation. Excluding Postbank, provisions were down € 139 million primarily reflecting improved performance in the Private & Business Clients Advisory Banking Germany and International. Taking into consideration full 2010 Postbank provisions (given official year-end figures only account for one month for Postbank), the overall combined provisioning level in 2011 would be lower in comparison to 2010.

—

The loan portfolio grew by 1 % or € 6 billion mainly due to shifts in foreign exchange rates, while adhering to strict risk-return requirements. Increase was mainly attributed to lower risk buckets while reducing medium and high-risk portfolios.

—

The portion of our corporate credit portfolio book carrying an investment-grade rating declined from 73% at December 31, 2010 to 72 % at December 31, 2011, remaining stable despite challenging macro-economic environment. Even though our gross credit exposure increased during 2011, our credit risk profile as measured by the economic capital usage for credit risk totaled € 12.8 billion at year-end 2011 and remained principally unchanged compared to € 12.8 billion at year-end 2010. The € 27 million increase, principally reflects an offsetting effect of exposure reduction and model recalibrations resulting from the ongoing integration of Postbank as well as further de-risking activities and regular parameter reviews especially in light of the current market environment.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	155
Annual Report 2011 on Form 20-F

Market Risk

—	Nontrading market risk economic capital usage totaled € 7.3 billion as of December 31, 2011, which is € 0.5 billion, or 8% above our economic capital usage at year-end 2010.
—

The economic capital usage for trading market risk totaled € 4.7 billion at year-end 2011 compared with € 6.4 billion at year-end 2010. The decrease was driven by broad risk reduction as well as defensive positioning across all asset classes.

—

The average value-at-risk of our Corporate and Investment Bank Group Division was € 71.8 million in 2011, compared to € 95.6 million per 2010. The decrease in average value-at-risk in 2011 was driven primarily by broad risk reduction.

Operational Risk

—

The economic capital usage for operational risk increased by € 1.2 billion, or 32%, to € 4.8 billion as of December 31, 2011. The increase is primarily due to the implementation of a new safety margin applied in our AMA model, intended to cover unforeseen legal risks from the current financial crisis.

Liquidity Risk

—	Liquidity Reserves (excluding Postbank) increased year-on-year by € 69 billion to € 219 billion as of December 31, 2011.
—	2011 issuance activities (excluding Postbank) amounted to € 22.5 billion as compared to a planned volume of € 19 billion.
—	59% of the bank’s overall funding came from the most stable funding sources including long-term issuance, retail and transaction banking deposits.

Capital Management

—

The Core Tier 1 capital ratio, which excludes hybrid instruments, was 9.5 % at the end of 2011 (subsequent to introduction of Basel 2.5 framework), above the European Banking Authority (EBA) threshold of 9% required by June 30, 2012, and was 8.7% at year-end 2010. The later was calculated under Basel 2 regulation and the comparative Core Tier 1 capital ratio for year-end 2011 would have been 10.8%.

—

The internal capital adequacy ratio, signifying whether the total capital supply is sufficient to cover the capital demand determined by our risk positions, increased to 159 % as of December 31, 2011, compared to 147 % as of December 31, 2010.

—

Risk-weighted assets increased by € 35 billion to € 381 billion at the end of 2011, mainly driven by an increase of € 54 billion due to the introduction of Basel 2.5, and a € 13 billion increase in risk weighted assets from operational risk. These increases were partially offset by reductions in credit and market risk-weighted assets, principally as a result of our de-risking efforts.

Balance Sheet Management

—	As of December 31, 2011, our leverage ratio according to our target definition was 21, decreased from 23 at the end of 2010, and below our target leverage ratio of 25.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	156
Annual Report 2011 on Form 20-F

Risk Management Principles

We actively take risks in connection with our business and as such the following principles underpin risk management within our group:

—	Risk is taken within a defined risk appetite.
—	Every risk taken needs to be approved within the risk management framework.
—	Risk taken needs to be adequately compensated.
—	Risk should be continuously monitored and
—	A strong risk management culture helps reinforcing Deutsche Bank’s resilience.

We expect our employees to behave in a manner that maintains a strong risk culture by taking a holistic approach to managing risk and return and by effectively managing the Bank’s risk, capital and reputational profile. The consideration of risk is consequently inherent in our compensation philosophy and is monitored on an ongoing basis, as detailed in our “Remuneration Report”.

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. Risk and capital are managed via a framework of principles, organizational structures and measurement and monitoring processes that are closely aligned with the activities of the divisions and business units:

—	Our Management Board provides overall risk & capital management supervision for the consolidated Group.
—	We operate a three-line of defence risk management model whereby business management, risk management oversight and assurance roles are played by functions independent of one another.
—	Risk strategy and risk appetite are defined based on the strategic plans in order to align risk, capital, and performance targets.
—	Reviews will be conducted across the Group to verify that sound risk management practices and a holistic awareness of risk exists across the organisation and to help each business manage the balance between their risk appetite and reward.
—	All major risk classes are managed via risk management processes, including: credit risk, market risk, operational risk, liquidity risk, business risk, reputational risk and risk concentrations.
—	Where applicable modelling and measurement approaches for quantifying risk and capital demand are implemented across the major risk classes.
—	Effective systems, processes and policies are a critical component of our risk management capability.

Comparable risk management principles are in place at Postbank and are reflected in its own organizational setup.

Risk Governance

The following chart provides an overview of the risk management governance structure of the Deutsche Bank Group.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	157
Annual Report 2011 on Form 20-F

The Risk Committee of the Supervisory Board regularly monitors the risk and capital profile of the Group.

The Management Board is responsible for independently managing the company with the objective of creating sustainable value in the interest of its shareholders, employees and other stakeholders. The Board has exclusive responsibility for the day-to-day management of Deutsche Bank Group. It is responsible for defining and implementing comprehensive and aligned business and risk strategies for the Group, as well as establishing well-defined risk management functions and guidelines. The Management Board has delegated certain functions and responsibilities to relevant governance committees, in particular the Capital and Risk Committee (CaR) and Risk Executive Committee (Risk ExCo) chaired by our Chief Risk Officer.

Our Chief Risk Officer (CRO), who is a member of the Management Board, and is responsible for the identification, assessment, management and reporting of risks arising within operations across all businesses and risk types. The below functional committees are central to the Risk function.

—

The Capital and Risk Committee oversees and controls integrated planning and monitoring of our risk profile and capital capacity, ensuring an alignment of risk appetite, capitalisation requirements and funding needs with the Group, divisional and sub-divisional business strategies.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	158
Annual Report 2011 on Form 20-F

— Our Risk Executive Committee identifies controls and manages all risks including risk concentrations at the Group. To fulfill this mandate, the Risk Executive Committee is supported by sub-committees that are responsible for dedicated areas of risk management, including several policy committees and the Group Reputational Risk Committee.

— The Cross Risk Review Committee supports the Risk Executive Committee and the Capital and Risk Committee with particular emphasis on the management of Group wide risk patterns. The Cross Risk Review Committee, under a delegation of authority from the Capital and Risk Committee has responsibility for the day-to-day oversight and control of Deutsche Bank Group’s Internal Capital Adequacy Assessment Process (“ICAAP”) ensuring compliance with respective regulatory requirements and policy setting for local ICAAPs.

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

Dedicated Risk units are established with the mandate to:

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

The heads of our Risk units, who are members of our Risk Executive Committee, are responsible for the performance of the risk management units and report directly to our Chief Risk Officer.

An Enterprise-wide Risk Management (“ERM”) unit plays a role in monitoring the portfolio of risk against the appetite articulated in the Group’s capital plan and manages cross-risk initiatives in the Group. The objectives of the ERM unit are to:

— Develop a comprehensive view of the risks across the businesses in the bank and to focus on cross-risk concentrations and risk-reward “hotspots”;

— Provide a strategic and forward-looking perspective on the key risk issues for discussion at senior levels within the bank (risk appetite, stress testing framework);

— Strengthen risk culture in the bank; and

— Foster the implementation of consistent risk management standards across our local entities.

Our Finance and Audit departments operate independently of both the group divisions and of the Risk function. The role of the Finance department is to help quantify and verify the risk that we assume and ensure the quality and integrity of our risk-related data. Our Audit department performs risk-oriented reviews of the design and operating effectiveness of our system of internal controls.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	159
Annual Report 2011 on Form 20-F

A joint Deutsche Bank and Postbank forum was established in 2011 to align both entities on critical risk-return decision, to exchange risk and portfolio related expertise and to address regulatory topics. This regular forum, in particular facilitates alignment on risk management and control process on a Group level. In addition Postbank’s Group wide risk management organization independently measures and evaluates all key risks and their drivers. Postbank’s Chief Risk Officer role has been established at its Management Board level since March 1, 2011.

The key risk management committees of Postbank, in all of which Postbank’s Chief Risk Officer is a voting member, are:

—	The Bank Risk Committee, which advises Postbank’s Management Board with respect to the determination of overall risk appetite and risk allocation.
—	The Credit Risk Committee, which is responsible for limit allocation and the definition of an appropriate limit framework.
—	The Market Risk Committee, which decides on limit allocations as well as strategic positioning of Postbank’s banking book and the management of liquidity risk.
—	The Operational Risk Committee which defines the appropriate risk framework as well as the capital allocation for the individual business areas.

Risk Reporting and Measurement Systems

The Group has centralized risk data and systems supporting regulatory reporting and external disclosures, as well as internal management reporting for credit, market, operational and liquidity risk. The risk infrastructure incorporates the relevant legal entities and business divisions and provides the basis for tailor-made reporting on risk positions, capital adequacy and limit utilization to the relevant functions on a regular and ad-hoc basis. Established units within Finance and Risk assume responsibility for measurement, analysis and reporting of risk while ensuring sufficient quality and integrity of risk-related data.

The main reports on risk and capital management that are used to provide the central governance bodies with information relating to Group risk exposures are the following:

—

Our Risk & Capital Profile which is presented monthly to the CaR and the Management Board by the CRO. It comprises an overview of the current risk, capital and liquidity situation of the Group incorporating information on regulatory capital and economic capital adequacy.

—	An overview of our capital, liquidity and funding is presented to the CaR by the Group Treasurer every month. It comprises information on key developments and metrics across the aforementioned topics.
—	Group-wide macro stress tests are performed quarterly and reported to the CaR. These are supplemented, as required, by ad-hoc stress tests at the Group level.

The above reports are complemented by several other standard and ad-hoc management reports of Risk and Finance, which are presented to several different senior committees responsible for risk and capital management at Group level.

Postbank continues to have an own reporting framework that substantially follows the same principles as outlined above.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	160
Annual Report 2011 on Form 20-F

Risk Strategy and Appetite

Our risk strategy statement is expressed as follows:

—	balanced performance across business units;
—	positive development of earnings quality;
—	compliance with regulatory capital requirements;
—	capital adequacy; and
—	stable funding and strategic liquidity allowing for business planning within the liquidity risk tolerance and regulatory requirements.

We define our risk strategy and risk appetite on the basis of the strategic plans to ensure alignment of risk, capital and performance targets.

We conduct an annual strategic planning process which considers our future strategic direction, decisions on key initiatives and the allocation of resources to the businesses. Our plan comprises profit and loss, capital supply and capital demand, other resources, such as headcount, and business-specific key performance indicators. This process is performed at the business division and business unit level covering the next three years, projected onto a five-year period for purposes of the goodwill impairment test. In addition, the first year is detailed on a month by month basis (operative plan). Group Strategy & Planning and Finance coordinate the strategic planning process and present the resulting strategic plan to the Group Executive Committee and Management Board for discussion and final approval. The final plan is also presented to the Supervisory Board at the beginning of each year.

Our strategic plans include the Risk & Capital Plan and risk appetite, which allows the Group to:

—	set capital adequacy goals with respect to risk, considering our strategic focus and business plans;
—	assess our risk-bearing capacity with regard to internal and external requirements (i.e. regulatory and economic capital); and
—	apply stress testing to assess the impact on the capital demand, capital base and liquidity position.

Risk appetite is an expression of the maximum level of risk that we are prepared to accept in order to deliver our business objectives. The Group’s risk appetite statement defines the Group-level risk tolerance that is translated into financial targets for business divisions and risk limits, targets or measures for major risk categories throughout the Group. The setting of the risk appetite thus ensures that risk is proactively managed to the level desired by the Management Board and shareholders and is congruent with our overall risk appetite statement. The Management Board reviews and approves the risk appetite on an annual basis to ensure that it is consistent with the Group strategy, business environment and stakeholder requirements. Risk appetite tolerance levels are set at different trigger levels, with clearly defined escalation and action schemes. In cases where the tolerance levels are breached, it is the responsibility of the Enterprise-wide Risk Management unit to bring it to the attention of respective risk committees, and ultimately the Chief Risk Officer.

Amendments to the risk and capital strategy must be approved by the Chief Risk Officer or the full Management Board, depending on significance.

At Postbank, similar fundamental principles are in place. Postbank’s Management Board is responsible for Postbank’s risk profile and risk strategy, and regularly reporting thereon to the Supervisory Board of Postbank. During 2011, Postbank’s capital demand, capital planning procedures and risk strategy processes have been aligned with those of Deutsche Bank.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	161
Annual Report 2011 on Form 20-F

Risk Inventory

As part of our business activities, we face a variety of risks, the most significant of which are described further in dedicated sections below. These risks can be categorized in a variety of ways. From a regulatory perspective, we hold regulatory capital against three types of risk: credit risk, market risk and operational risk. As part of our internal capital adequacy assessment process we calculate the amount of economic capital that is necessary to cover the risks generated from our business activities, outside of liquidity risk.

Credit Risk

Credit risk arises from all transactions where actual, contingent or potential claims against any counterparty, borrower or obligor (which we refer to collectively as “counterparties”) exist, including those claims that we plan to distribute (see below in the more detailed section Credit Risk). These transactions are typically part of our traditional non-traded lending activities (such as loans and contingent liabilities), or our direct trading activity with clients (such as OTC derivatives, FX forwards and Forward Rate Agreements). We distinguish between three kinds of credit risk:

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

Market Risk

Market risk is defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities. We differentiate between three substantially different types of market risk:

—

Trading market risk arises primarily through the market-making activities of the Corporate and Investment Bank Group Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

—	Traded default risk arising from defaults and rating migrations.
—

Nontrading market risk arises in various forms. Equity risk arises primarily from non-consolidated strategic investments, alternative asset investments and equity compensation. Interest rate risk stems from our nontrading asset and liability positions. Structural foreign exchange risk exposure arises from capital and retained earnings in non euro currencies in certain subsidiaries, and represents the bulk of foreign exchange risk in our nontrading portfolio. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in Private Business Clients (“PBC”), Global Transaction Banking (“GTB”) and Private Wealth Management (“PWM”), which are derived by stressing assumptions of client behavior in combination with interest rate movements. In Deutsche Bank, excluding Postbank, these risks are part of nontrading market risk.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	162
Annual Report 2011 on Form 20-F

Operational Risk

Operational risk is the potential for failure (including from legal risk) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. Operational risk excludes business and reputational risk.

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

In addition to the above risks, we face a number of other types of risks, such as reputational risk, insurance-specific risk and concentration risk. They are substantially related to one or more of the above risk types.

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

The most senior dedicated body for reputational risk issues is our Group Reputational Risk Committee (“GRRC”). It is a permanent sub-committee of the Risk Executive Committee and is chaired by the Chief Risk Officer. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Insurance Specific Risk

Our exposure to insurance risk relates to Abbey Life Assurance Company Limited and the defined benefit pension obligations of Deutsche Bank Group. In our risk management framework, we consider insurance-related risks primarily as non-traded market risks. We monitor the underlying assumptions in the calculation of these risks regularly and seek risk mitigating measures such as reinsurances, if we deem this appropriate. We are primarily exposed to the following insurance-related risks.

— Longevity risk. The risk of faster or slower than expected improvements in life expectancy on immediate and deferred annuity products.

— Mortality and morbidity risks. The risks of a higher or lower than expected number of death or disability claims on assurance products and of an occurrence of one or more large claims.

— Expenses risk. The risk that policies cost more or less to administer than expected.

— Persistency risk. The risk of a higher or lower than expected percentage of lapsed policies.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	163
Annual Report 2011 on Form 20-F

To the extent that actual experience is less favorable than the underlying assumptions, or it is necessary to increase provisions due to more onerous assumptions, the amount of capital required in the insurance entities may increase.

Risk Concentration

Risk Concentrations are not an isolated risk type but are integrated in the management of the individual risk types and at a cross risk level through Enterprise-wide Risk Management. Risk concentrations refer to a bank’s loss potential through unbalanced distribution of dependencies on specific risk drivers. Risk concentrations are encountered within and across counterparties, businesses, regions/countries, legal entities, industries and products, impacting the aforementioned risks.

We have established a comprehensive approach to managing risk concentrations that primarily encompasses the following key elements:

—	Intra-risk category reviews, generally undertaken by the Portfolio Management areas, are used to identify and understand the drivers of concentrations within a risk category.
—	Reviews of business units and legal entities may identify risk concentrations which are discussed and dependent on materiality escalated up to the Management Board level.
—

Expert panels, using qualitative instruments, which focus on intra-risk and enterprise-wide risk issues, concentrations and portfolios of overlapping risk characteristics such as – but not limited to – interdependencies between credit, market, liquidity and operational risks, as well as ensuring that the Group’s risk profile remains in-line with the overall risk strategy, risk appetite and capital plans.

—	Quantitative instruments such as regulatory or economic capital (overall risk measurement) and stress tests; and
—	Comprehensive monitoring and reporting.

The most senior governance body for the oversight of risk concentrations is the Cross Risk Review Committee.

Risk Management Tools

We use a comprehensive range of quantitative and qualitative methodologies for assessing and managing risks. As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. The advanced internal tools and metrics we currently use to measure, manage and report our risk:

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	164
Annual Report 2011 on Form 20-F

—

Economic capital. Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk including traded default risk, for operational risk and for general business risk. We continuously review and enhance our economic capital model as appropriate. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships. For consolidation purposes Postbank economic capital has been calculated on a basis consistent with Deutsche Bank methodology. Postbank uses the same tool and methodology to calculate credit economic capital. See “Overall Risk Position” below for a quantitative summary of our economic capital usage.

     Using a similar concept, Postbank also quantifies its capital demand arising from severe unexpected losses, referring to it as “risk capital”. In doing so, Postbank uses uniform parameters to measure individual risks that have been classified as material. These parameters are oriented on the value-at-risk approach, using the loss (less the expected gain or loss) that will not be exceeded for a 99.93 % level of probability within the given holding period which is usually one year but for market risk set at 90 days.

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

     Postbank applies a similar concept.

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

—

Stress testing. Credit, market and operational risk as well as liquidity risk are subject to a program of regular stress tests. The Cross Risk Review Committee oversees the inventory of stress tests used for managing the Group’s risk appetite, reviews the results and proposes management action, if required. The Cross Risk Review Committee monitors the effectiveness of the stress test process and drives continuous improvement of our stress testing framework. It is supported by a dedicated Stress Testing Oversight Committee which has the responsibility for the definition of the Group-wide stress test scenarios, ensuring common standards and consistent scenarios across risk types, and reviewing the Group-wide stress test results. The stress testing framework at Group level comprises regular group-wide stress based on a consistent macroeconomic global downturn scenario, annual reverse and capital plan relevant stress test as well as ad-hoc scenarios.

     We also supplement our risk type specific analysis of credit, market, operational and liquidity risk with stress testing. For credit risk management purposes, we perform stress tests to assess the impact of

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	165
Annual Report 2011 on Form 20-F

     changes in general economic conditions or specific parameters on our credit exposures or parts thereof as well as the impact on the creditworthiness of our portfolio. For market risk management purposes, we perform stress tests because value-at-risk calculations are based on relatively recent historical data, only purport to estimate risk up to a defined confidence level and assume good asset liquidity. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures, both on our highly liquid and less liquid trading positions as well as our investments. The correlations between market risk factors used in our current stress tests are estimated from historic volatile market conditions and proved to be consistent with those observed during recent periods of market stress. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under the scenarios of extreme market conditions we select for our simulations. For operational risk management purposes, we perform stress tests on our economic capital model to assess its sensitivity to changes in key model components, which include external losses. For liquidity risk management purposes, we perform stress tests and scenario analysis to evaluate the impact of sudden stress events on our liquidity position.

     At Postbank all material and actively managed risk categories (credit, market, liquidity and operational risks) are subject to defined stress tests. Postbank was also integrated into Deutsche Bank group wide capital stress test during 2011.

—

Regulatory risk assessment. German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in “Item 4: Information on the Company – Regulation and Supervision” and Note 37 “Regulatory Capital” of the consolidated financial statements.

ICAAP (Internal Capital Adequacy Assessment Process)

ICAAP requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk-management techniques to ensure adequate capitalization on an ongoing basis, i.e. internal capital supply to exceed internal capital demand (figures are described in more detail in “Item 11: Internal Capital Adequacy”).

We, at a group level, maintain compliance with the lnternal Capital Adequacy Assessment Process as required under Pillar 2 of Basel 2 and its local implementation in Germany, the Minimum Requirements for Risk Management (MaRisk), through its risk management and governance framework, methodologies, processes and infrastructure, as described above. The Group’s legal entity ICAAP frameworks are designed to be in compliance with local regulatory requirements and, where possible, are consistent with the structure and principles as described in this document.

In line with MaRisk and Basel 2 requirements, the key instruments to ensure adequate capitalization on an ongoing and forward looking basis for the Group are:

—	A strategic planning process and continuous monitoring process against approved risk and capital targets set;
—	A frequent risk and capital reporting to management;
—	An economic capital and stress testing framework.

More information on risk management organized by major risk category can be found below.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	166
Annual Report 2011 on Form 20-F

Credit Risk

We measure and manage our credit risk following the below philosophy and principles:

—    The key principle of credit risk management is client credit due diligence, which is aligned with our country and industry portfolio strategies. Prudent client selection is achieved in collaboration with our business line counterparts who stand as a first line of defense. In each of our group divisions credit decision standards, processes and principles are consistently applied.

—    We actively aim to prevent undue concentration and long tail-risks (large unexpected losses) by ensuring a diversified credit portfolio, effectively protecting the bank’s capital in all market conditions. Client, industry, country and product-specific concentrations are actively assessed and managed against our risk appetite.

—    We aim to avoid large directional credit risk on a counterparty and portfolio level by applying stringent underwriting standards combined with a pro-active hedging and distribution model and collateralization of our hold portfolio where feasible.

—    We are selective in taking outright cash risk positions unless secured, guaranteed and/or adequately hedged. Exceptions to this general principle are lower risk, short-term transactions and facilities supporting specific trade finance business requests as well as low risk businesses where the margin allows for adequate loss coverage.

—    We aim to secure our derivative portfolio through collateral agreements and may additionally hedge concentration risks to further mitigate credit risks from underlying market movements.

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

Credit Risk Ratings

A basic and key element of the credit approval process is a detailed risk assessment of each credit-relevant counterparty. When rating a counterparty we apply in-house assessment methodologies, scorecards and our 26-grade rating scale for evaluating the credit-worthiness of our counterparties. The majority of our rating methodologies are authorized for use within the advanced internal rating based approach under applicable Basel rules. Our rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. Several default ratings therein enable us to incorporate the potential recovery rate of unsecured defaulted counterparty exposures. We generally rate our counterparties individually, though certain portfolios of purchased or securitized receivables are rated on a pool basis.

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	167
Annual Report 2011 on Form 20-F

The algorithms of the rating procedures for all counterparties are recalibrated frequently on the basis of the default history as well as other external and internal factors and expert judgments.

Postbank makes use of internal rating systems authorized for use within the foundation internal rating based approach under Basel 2. Similar to us all internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Credit Limits and Approval

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. In determining the credit limit for a counterparty we consider the counterparty’s credit quality by reference to its internal credit rating. Credit limits are established by the Credit Risk Management function via the execution of assigned credit authorities. Credit authority is generally assigned to individuals as personal credit authority according to the individual’s professional qualification and experience. All assigned credit authorities are reviewed on a periodic basis to ensure that they are adequate to the individual performance of the authority holder. The results of the review are presented to the Group Credit Policy Committee.

Where an individual’s personal authority is insufficient to establish required credit limits, the transaction is referred to a higher credit authority holder or where necessary to an appropriate credit committee such as the CIB Underwriting Committee. Where personal and committee authorities are insufficient to establish appropriate limits the case is referred to the Management Board for approval.

At Postbank comparable credit limit standards and approval processes are in place.

Credit Risk Mitigation

In addition to determining counterparty credit quality and our risk appetite, we also use various credit risk mitigation techniques to optimize credit exposure and reduce potential credit losses. Credit risk mitigants, described more fully below, are applied in the following forms:

—	Collateral held as security to reduce losses by increasing the recovery of obligations.
—	Risk transfers, which shift the probability of default risk of an obligor to a third party including hedging executed by our Loan Exposure Management Group.
—	Netting and collateral arrangements which reduce the credit exposure from derivatives and repo- and repo-style transactions.

Collateral Held as Security for Loans

We regularly agree on collateral to be received from or to be provided to customers in contracts that are subject to credit risk. We also regularly agree on collateral to be received from borrowers in our lending contracts. Collateral is security in the form of an asset or third-party obligation that serves to mitigate the inherent risk of credit loss in an exposure, by either substituting the borrower default risk or improving recoveries in the event of a default. While collateral can be an alternative source of repayment, it generally does not replace the necessity of high quality underwriting standards.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	168
Annual Report 2011 on Form 20-F

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

—  Guarantee collateral, which complements the borrower’s ability to fulfill its obligation under the legal contract and as such is provided by third parties. Letters of credit, insurance contracts, export credit insurance, guarantees and risk participations typically fall into this category.

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	169
Annual Report 2011 on Form 20-F

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

Certain CSAs to master agreements provide for rating dependent triggers, where additional collateral must be pledged if a party’s rating is downgraded. We also enter into master agreements that provide for an additional termination event upon a party’s rating downgrade. These downgrading provisions in CSAs and master agreements usually apply to both parties but may apply to us only. We analyze and monitor our potential contingent payment obligations resulting from a rating downgrade in our stress testing approach for liquidity risk on an ongoing basis. For an assessment of the quantitative impact of a downgrading of the Group’s credit rating please refer to table “Stress Testing Results” in the section “Liquidity Risk”.

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

For purposes of calculating the regulatory requirements for its derivatives exposures Postbank uses the current exposure method, i.e. calculates its exposure at default as the sum of the net positive fair value of its derivatives transactions and the regulatory add-ons.

Monitoring Credit Risk

Ongoing active monitoring and management of credit risk positions is an integral part of our credit risk management activities. Monitoring tasks are primarily performed by the divisional credit risk units in close cooperation with the business which acts as first line of defence, dedicated rating analysis teams and our portfolio management function.

Credit counterparties are allocated to credit officers within specified divisional risk units which are aligned to types of counterparty (such as financial institution or corporate) or economic area (i.e. emerging markets). The individual credit officers within these divisional risk units have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. It is the responsibility of each credit officer to undertake ongoing credit monitoring for their allocated portfolio of counterparties. We also have procedures in place intended to identify at an early stage credit exposures for which there may be an increased risk of loss. In instances where we have identified counterparties where problems might arise, the respective exposure is generally placed on a watchlist. We aim to identify counterparties that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems well in advance in order to effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures.

At Postbank largely similar processes are in place.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	170
Annual Report 2011 on Form 20-F

A key focus of our credit risk management approach is to avoid any undue concentrations in our portfolio. Significant concentrations of credit risk could be derived from having material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level. Our portfolio management framework supports a comprehensive assessment of concentrations within our credit risk portfolio for potential subsequent risk mitigating actions.

Managing industry and country risk are key components of our overall concentration risk management approach for non-Postbank portfolios. In 2011 Postbank enhanced the management of concentrations in the credit area by systematically identifying credit concentration on the level of a single counterparty as well as on a sectoral level (e.g. industry sector, country, regions, product types).

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

The Industry Batch reports are presented to the Group Credit Policy Committee, a sub-committee of the Risk Executive Committee and are submitted afterwards to the Management Board. In accordance with an agreed schedule, a select number of Industry Batch reports are also submitted to the Risk Committee of the Supervisory Board. In addition to these Industry Batch reports, the development of the industry sub-portfolios is regularly monitored during the year and is compared to the approved sub-portfolio strategies. Regular overviews are prepared for the Group Credit Policy Committee to discuss recent developments and to take action if necessary.

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

—   Transfer risk exposure. Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to non-residents (a “transfer risk event”). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.

—   Highly-stressed event risk scenarios. We use stress testing to measure potential risks on our trading positions and view these as market risk.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	171
Annual Report 2011 on Form 20-F

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within Deutsche Bank and include:

—	Sovereign rating. A measure of the probability of the sovereign defaulting on its foreign or local currency obligations.
—	Transfer risk rating. A measure of the probability of a “transfer risk event.”
—	Event risk rating. A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Cross Risk Review Committee, a sub-committee of our Risk Executive Committee and Capital and Risk Committee. Deutsche Bank’s country risk research group also reviews, at least semi-annually, our ratings for the major emerging markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country risk limits are reviewed annually, in conjunction with the review of country risk ratings. Country risk limits are set by either our Management Board or by our Cross Risk Review Committee, pursuant to delegated authority.

In 2011 we established an additional limit framework for certain European countries, in particular, Greece, Ireland, Italy, Portugal and Spain, with a focus to further avoid undue concentrations.

We charge our group divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by Risk Operations and our finance function. The Cross Risk Review Committee also reviews data on transfer risk.

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

Settlement Risk Management

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honour its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the contractual obligation.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	172
Annual Report 2011 on Form 20-F

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

Credit Risk Tools – Economic Capital for Credit Risk

We calculate economic capital for the default risk, country risk and settlement risk as elements of credit risk. In line with our economic capital framework, economic capital for credit risk is set at a level to absorb with a probability of 99.98 % very severe aggregate unexpected losses within one year. Since December 31, 2010, we included Postbank in our calculation of economic capital usage, which has been calculated on a basis consistent with Deutsche Bank methodology.

Our economic capital for credit risk is derived from the loss distribution of a portfolio via Monte Carlo Simulation of correlated rating migrations. The loss distribution is modelled in two steps. First, individual credit exposures are specified based on parameters for the probability of default, exposure at default and loss given default. In a second step, the probability of joint defaults is modelled through the introduction of economic factors, which correspond to geographic regions and industries. The simulation of portfolio losses is then performed by an internally developed model, which takes rating migration and maturity effects into account. Effects due to wrong-way derivatives risk (i.e., the credit exposure of a derivative in the default case is higher than in non default scenarios) are modelled by applying our own alpha factor determined for our use of the Basel 2 internal models method. This alpha factor has been set at the minimum level of 1.2 both as of December 31, 2011, and December 31, 2010. We allocate expected losses and economic capital derived from loss distributions down to transaction level to enable management on transaction, customer and business level.

For internal purposes, Postbank employs a similar approach and calculates a credit value-at-risk (“CVaR”) at 99.93 % confidence over a one year time horizon for all of its exposures subject to credit risk.

Credit Exposures

Counterparty credit exposure arises from our traditional non-trading lending activities which include elements such as loans and contingent liabilities. Counterparty credit exposure also arises via our direct trading activity with clients in certain instruments which include OTC derivatives like FX forwards and Forward Rate Agreements. A default risk also arises from our positions in traded credit products such as bonds.

We define our credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfil their contractual payment obligations.

Maximum Exposure to Credit Risk

The following tables present our maximum exposure to credit risk and associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in our financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities related collateral. In relation to collateral we apply internally determined haircuts and cap all collateral at the level of the respective exposure.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	173
Annual Report 2011 on Form 20-F

	Dec 31, 2011 Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	15,928	–	1	–	1

Interest-earning deposits with banks	162,000	–	3	147	150

Central bank funds sold and securities purchased under resale agreements	25,773	–	25,232	–	25,232

Securities borrowed	31,337	–	30,107	–	30,107

Financial assets at fair value through profit or loss[4]	1,204,412	724,194	205,210	5,732	935,136

Financial assets available for sale[4]	42,296	–	2,392	1,265	3,657

Loans[5]	416,676	–	203,364	42,535	245,899

Other assets subject to credit risk	88,221	65,616	9,995	2	75,613

Financial guarantees and other credit related contingent liabilities[6]	73,653	–	5,524	7,521	13,045

Irrevocable lending commitments and other credit related commitments[6]	127,995	–	715	6,386	7,101

Maximum exposure to credit risk	2,188,291	789,810	482,543	63,588	1,335,941

[1]	All amounts at carrying value unless otherwise indicated.
[2]	Does not include credit derivative notional sold and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves
[3]	Credit derivatives are reflected with the notional of the underlying.
[4]	Excludes equities, other equity interests and commodities.
[5]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
[6]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

	Dec 31, 2010 Credit Enhancements
in € m.[1]	Maximum exposure to credit risk[2]	Netting	Collateral	Guarantees and Credit derivatives[3]	Total credit enhancements
Due from banks	17,157	–	–	–	–

Interest-earning deposits with banks	92,377	–	304	13	317

Central bank funds sold and securities purchased under resale agreements	20,365	–	19,982	–	19,982

Securities borrowed	28,916	–	28,257	–	28,257

Financial assets at fair value through profit or loss[4]	1,026,494	555,121	183,379	5,355	743,855

Financial assets available for sale[4]	48,587	–	1,736	1,113	2,849

Loans[5]	411,025	–	189,137	39,326	228,463

Other assets subject to credit risk	61,441	44,783	11,327	2	56,112

Financial guarantees and other credit related contingent liabilities[6]	68,055	–	5,681	9,368	15,049

Irrevocable lending commitments and other credit related commitments[6]	123,881	–	2,966	21,929	24,895

Maximum exposure to credit risk	1,898,298	599,904	442,769	77,106	1,119,779

[1]	All amounts at carrying value unless otherwise indicated.
[2]	Does not include credit derivative notional sold and credit derivative notional bought protection. Interest-earning deposits with banks mainly relate to liquidity reserves
[3]	Credit derivatives are reflected with the notional of the underlying.
[4]	Excludes equities, other equity interests and commodities.
[5]	Gross loans less (deferred expense)/unearned income before deductions of allowance for loan losses.
[6]	Financial guarantees, other credit related contingent liabilities and irrevocable lending commitments (including commitments designated under the fair value option) are reflected at notional amounts.

Included in the category of financial assets at fair value through profit or loss as of December 31, 2011, were € 117 billion of securities purchased under resale agreements (€ 109 billion as of December 31, 2010) and € 27 billion of securities borrowed (€ 28 billion as of December 31, 2010), both with limited net credit risk as a result of very high levels of collateral, as well as debt securities of € 154 billion (€ 171 billion as of December 31, 2010) that are over 84 % investment grade (over 83 % as of December 31, 2010). The above mentioned

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	174
Annual Report 2011 on Form 20-F

financial assets available for sale category primarily reflected debt securities of which more than 93 % were investment grade (more than 83 % as of December 31, 2010).

The increase in maximum exposure to credit risk for December 31, 2011 was predominantly driven by positive market values from derivatives (in financial assets at fair value through profit or loss) which increased by € 202 billion to € 860 billion as of December 31, 2011 and interest-earning deposits with banks, which increased by € 70 billion and accounted for € 162 billion exposure as of December 31, 2011.

Credit Quality of Financial Instruments neither past due nor impaired

The following tables present the credit quality of financial instruments neither past due nor impaired for the periods specified, which are generally derived from internal ratings.

	Dec 31, 2011
in € m.[1]	AAA-AA	A	BBB	BB	B	CCC and below	Total
Due from banks	12,851	1,021	791	1,187	78	–	15,928

Interest-earning deposits with banks	149,285	7,982	1,692	2,747	145	149	162,000

Central bank funds sold and securities purchased under resale agreements	9,010	11,604	3,994	1,097	60	8	25,773

Securities borrowed	25,323	3,697	1,613	566	138	–	31,337

Financial assets at fair value through profit or loss[2]	503,403	492,467	107,143	73,098	14,953	13,348	1,204,412

Financial assets available for sale[2]	22,824	8,673	5,407	2,955	528	1,357	41,744

Loans[3]	66,830	59,737	97,118	119,643	37,931	19,304	400,563

Other assets subject to credit risk	13,980	22,998	8,100	42,200	556	387	88,221

Financial guarantees and other credit related contingent liabilities	6,535	24,409	21,003	13,986	6,051	1,669	73,653

Irrevocable lending commitments and other credit related commitments[4]	21,152	37,895	36,659	21,066	9,152	2,071	127,995

Total	831,193	670,483	283,520	278,545	69,592	38,293	2,171,626

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

	Dec 31, 2010
in € m.[1]	AAA-AA	A	BBB	BB	B	CCC and below	Total
Due from banks	13,098	1,998	702	1,319	40	–	17,157

Interest-earning deposits with banks	78,378	10,261	1,086	2,211	101	340	92,377

Central bank funds sold and securities purchased under resale agreements	6,067	7,231	4,599	2,176	245	47	20,365

Securities borrowed	22,480	3,354	2,251	695	136	–	28,916

Financial assets at fair value through profit or loss[2]	417,675	397,714	80,282	106,238	14,252	10,333	1,026,494

Financial assets available for sale[2]	28,306	7,626	5,544	4,733	709	1,454	48,372

Loans[3]	73,576	62,564	90,332	122,379	30,132	19,348	398,331

Other assets subject to credit risk	10,546	13,456	2,194	32,642	2,450	153	61,441

Financial guarantees and other credit related contingent liabilities	7,334	21,318	20,391	11,547	5,453	2,012	68,055

Irrevocable lending commitments and other credit related commitments[4]	23,069	31,945	36,542	22,083	7,775	2,467	123,881

Total	680,529	557,467	243,923	306,023	61,293	36,154	1,885,389

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	175
Annual Report 2011 on Form 20-F

Our counterparty ratings are monitored and updated by dedicated analysts on an ongoing basis so as to reflect the impact of the changing economic environment and where necessary, internal counterparty ratings are amended immediately. We review the effectiveness of our rating methodologies on an annual basis.

Main Credit Exposure Categories

Our credit lending activities are governed by our Principles for Managing Country and Credit Risk. These principles define our general risk philosophy for credit and country risk and its methods to actively manage this risk. The principles define key organizational requirements, roles and responsibilities as well as process principles for credit and country risk management and are applicable to all lending activities undertaken by the Group. Key elements of the principles with relation to the underwriting process include:

—	Independence of our credit risk management function from our business divisions.
—

The internal rating of each borrower, as the rating is an essential part of our underwriting and credit process and builds the basis for correct risk appetite determination and adequate pricing of transactions. Ratings must always be kept up-to-date and documented.

—

Credit approvals are based on credit authority which is assigned to individuals based on personal and professional qualification and experience. Authorities are reviewed annually and are valid until withdrawn.

—	Credit approvals are documented by the signing of the credit report by the respective credit authority holders and retained for future reference.

Our various business divisions require individual and customized credit processes performed by independent credit risk units in order to assess and determine the underling risks most appropriately. While this approach is designed to ensure high quality and tailor-made risk management, consistency of approach demands that all divisional credit risk units must follow the same fundamental credit risk management principles described above. Underwriting standards for our credit units are embodied within credit policies, guidelines and portfolio strategies for each appropriate loan category and are reviewed at least annually. The respective loan portfolios are also subject to frequent monitoring and reporting. For the major loan categories the process applied together with portfolio characteristics are highlighted below.

In the tables below, we show details about several of our main credit exposure categories, namely loans, irrevocable lending commitments, contingent liabilities, over-the-counter (“OTC”) derivatives and debt securities available for sale:

—	“Loans” are net loans as reported on our balance sheet at amortized cost but before deduction of our allowance for loan losses.
—	“Irrevocable lending commitments” consist of the undrawn portion of irrevocable lending-related commitments.
—	“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
—

“OTC derivatives” are our credit exposures from over-the-counter derivative transactions that we have entered into, after netting and cash collateral received. On our balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case, before netting and cash collateral received.

—

“Debt securities available for sale” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, which we have classified as available for sale.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	176
Annual Report 2011 on Form 20-F

The following tables break down several of our main credit exposure categories according to the industry sectors of our counterparties.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
Banks and insurance	35,308	22,553	17,668	50,657	15,887	142,073

Fund management activities	24,952	4,931	2,432	8,943	1,127	42,385

Manufacturing	22,754	31,297	19,608	3,279	697	77,635

Wholesale and retail trade	15,045	8,412	5,527	610	251	29,845

Households	174,188	10,613	2,706	1,082	—	188,589

Commercial real estate activities	46,143	2,877	2,348	2,187	53	53,608

Public sector	16,412	1,479	104	8,625	18,872	45,492

Other	81,874[4]	45,833	23,260	4,241	2,494	157,702

Total	416,676	127,995	73,653	79,624	39,381	737,329

[1]	Includes impaired loans amounting to € 9.4 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Loan exposures for Other include lease financing.

	Dec 31, 2010
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
Banks and insurance	38,798	22,241	17,801	32,315	19,943	131,098

Fund management activities	27,964	6,435	2,392	9,318	—	46,109

Manufacturing	20,748	31,560	18,793	3,270	2,536	76,907

Wholesale and retail trade	13,637	7,369	5,022	517	51	26,596

Households	167,352	9,573	2,537	842	—	180,304

Commercial real estate activities	44,119	3,210	2,196	1,577	70	51,172

Public sector	24,113	858	57	6,510	19,115	50,653

Other	74,294[4]	42,635	19,257	7,956	4,499	148,641

Total	411,025	123,881	68,055	62,305	46,214	711,480

[1]	Includes impaired loans amounting to € 6.3 billion as of December 31, 2010.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Loan exposures for Other include lease financing.

Our credit risk profile composition by industry sector remained largely unchanged on a year on year comparison.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	177
Annual Report 2011 on Form 20-F

Loan exposures to the industry sectors banks and insurance, fund management activities, manufacturing and public sector comprise predominantly investment grade variable rate loans which are held to maturity. The portfolio is subject to the same credit underwriting requirements stipulated in our Principles for Managing Country and Credit risk, including various controls according to single name, country, industry and product-specific concentration. Material transactions, such as loans underwritten with the intention to syndicate, are subject to review by senior credit risk management professionals and (depending upon size) a credit committee and/or the Management Board. High emphasis is placed on structuring such transactions to ensure de-risking is achieved in a timely and cost effective manner. Exposures within these categories are mostly to good quality borrowers and also subject to further risk mitigation as outlined on the description of our Loan Exposure Management Group’s activities on page 187 and therefore, they are categorised as lower risk.

Within the category household, our loan exposure of € 174 billion as of December 31, 2011 (€ 167 billion as of December 2010) contained € 136 billion of mortgages, of which € 108 billion were in Germany. The € 39 billion of non-mortgage household lending related primarily to Consumer Finance comprising instalment loans, credit lines and credit cards as well as Private Wealth Management lending.

Our household loans are principally associated with our Private & Business Clients (PBC) portfolio comprising predominantly mortgage and to a lesser extent consumer finance business. Given the homogenous nature of this portfolio counterparty credit worthiness and ratings are derived by utilising an automated decision engine. The engine incorporates quantitative aspects (e.g. financial figures), behavioral aspects, credit bureau information (SCHUFA in Germany) and general customer data. These input factors are used by the decision engine to determine the credit worthiness of the borrower and after consideration of collateral evaluation, specific business rules, personal credit authority and in certain mortgage cases external and/or internal real estate appraisers the ultimate credit decision is made.

Mortgage business is principally the financing of owner occupied properties sold by various business channels in Europe, primarily in Germany but also in Spain, Italy and Poland, with exposure normally not exceeding liquidation value (after appropriate haircuts). Consumer Finance is divided into personal instalment loans, credit lines and credit cards. Various lending requirements are stipulated, including (but not limited to) maximum loan amounts and maximum tenors and are adapted to regional conditions and/or circumstances of the borrower (e.g., for consumer loans a maximum loan amount taking into account household net income). Interest rates are mostly fixed over a certain period of time, especially in Germany. Second lien loans are not actively pursued.

The level of credit risk of the mortgage loan portfolio is determined by assessing the quality of the client and the underlying collateral. The loan amounts are generally larger than consumer finance loans and they are extended for longer time horizons. Consumer Finance loan risk depends on client quality. Given that they are uncollateralized, compared to mortgages they are also smaller in value and are extended for shorter time. Based on our underwriting criteria and processes, diversified portfolio (customers/properties) and low loan to value ratios, the mortgage portfolio is categorised as lower risk and consumer finance medium risk.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	178
Annual Report 2011 on Form 20-F

Our commercial real estate loans are generally originated for distribution as securities (CMBS) or in the bank syndication market and accounted for as financial assets at fair value through profit and loss. Loans are generally secured by first mortgages on the underlying real property, and follow the credit underwriting requirements stipulated in the Principles for Managing Country and Credit risk noted above (i.e. rating followed by credit approval based on assigned credit authority) and are subject to additional underwriting and policy guidelines such as loan-to-value ratios of generally less than 75%. Additionally given the significance of the underlying collateral independent external appraisals are commissioned for all secured loans by our valuation team (part of the independent Credit Risk Management function). Our valuation team is responsible for reviewing and challenging the reported real estate values. Excluding legacy exposures, the Commercial Real Estate Group does not retain mezzanine or other junior tranches of debt; Postbank holds an insignificant sub-portfolio of junior tranches, which is being held to maturity. Loans originated for securitization are carefully monitored under a € 3.25 billion pipeline limit. Securitized loan positions are entirely sold (except where regulation requires retention of economic risk), while we frequently retain a portion of syndicated bank loans. This hold portfolio, which is held at amortised cost, is also subject to the aforementioned principles and policy guidelines. Postbank loans are generally held to maturity and not sold in the secondary market. We also participate in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other public companies (generally investment grade). In addition, sub-performing and non-performing loans and pools of loans are generally acquired from other financial institutions at substantial discounts to both the notional amounts and current collateral values. The underwriting process is stringent and the exposure is managed under a separate € 3.5 billion portfolio limit. We provide both fixed rate (generally securitized product) and floating rate loans, with interest rate exposure subject to hedging arrangements. In addition, new Deutsche Bank unsecured exposure is de-risked via LEMG. Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and underlying properties to idiosyncratic events. Accordingly, the portfolio is categorised as higher risk and hence subject to the aforementioned tight restrictions on concentration.

The category Other loans, with exposure of € 82 billion as of December 31, 2011 (€ 74 billion as of December 31, 2010), relates to numerous smaller industry sectors with no individual sector greater than 5% of total loans. The largest of these smaller industry sectors relates to financial intermediation, other business activities and transportation.

Our loans, irrevocable lending commitments, contingent liabilities and OTC derivatives-related credit exposure to our ten largest counterparties accounted for 4 % of our aggregated total credit exposure in these categories as of December 31, 2011 compared to 5 % as of December 31, 2010. Our top ten counterparty exposures were primarily with well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation, with the exception of one counterparty relationship.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	179
Annual Report 2011 on Form 20-F

The following tables break down several of our main credit exposure categories by geographical region. For these tables, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
Germany	199,442	24,448	15,408	5,148	7,848	252,294

Western Europe (excluding Germany)	115,782	32,399	19,460	35,932	24,910	228,483

Eastern Europe	9,387	1,357	1,682	135	369	12,930

North America	54,962	63,318	23,884	28,070	5,523	175,757

Central and South America	4,775	852	1,803	396	79	7,905

Asia/Pacific	30,291	4,791	10,425	9,011	628	55,146

Africa	1,502	598	991	888	7	3,986

Other	535[4]	232	–	44	17	828

Total	416,676	127,995	73,653	79,624	39,381	737,329

[1]	Includes impaired loans amounting to € 9.4 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Loan exposures for Other include lease financing.

	Dec 31, 2010
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
Germany	207,129	24,273	15,758	3,018	7,135	257,313

Western Europe (excluding Germany)	110,930	30,239	18,019	22,213	30,310	211,711

Eastern Europe	8,103	1,844	1,319	836	410	12,512

North America	54,887	59,506	22,063	26,765	6,464	169,685

Central and South America	4,121	575	1,427	1,792	61	7,976

Asia/Pacific	23,562	6,651	8,532	7,247	1,783	47,775

Africa	961	419	911	421	5	2,717

Other	1,332[4]	374	26	13	46	1,791

Total	411,025	123,881	68,055	62,305	46,214	711,480

[1]	Includes impaired loans amounting to € 6.3 billion as of December 31, 2010.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010.
[3]	Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting.
[4]	Loan exposures for Other include lease financing.

Our overall loan book was relatively unchanged as of December 31, 2011, rising to € 417 billion versus € 411 billion as of December 31, 2010.

Our largest concentrations of credit risk within loans from a regional perspective were in Western Europe with a significant share in households, and North America. The concentration in Western Europe was principally in our home market Germany, which includes most of our mortgage lending business. Within the OTC derivatives business our largest concentrations were also in Western Europe and North America, with a significant share in highly rated banks and insurance companies for which we consider the credit risk to be limited.
In addition Postbank monitors credit risk concentrations to specific European Countries as well as to the structured credit portfolio.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	180
Annual Report 2011 on Form 20-F

Credit Risk Exposure to Certain European Countries.

Certain European countries are presented within the tables below due to their heightened sovereign default risk caused by the wider European sovereign debt crisis. This heightened risk is driven by a number of factors impacting the associated sovereign including large public debt levels, limited access to capital markets, high credit default swap spreads, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, high unemployment and the necessity to implement various austerity measures) and the fact that some of these countries have accepted “bail out” packages. The latest of these packages is the agreement of February 21, 2012 on Greece that is conditional on certain Greek actions and ratification by the parties involved.

The following tables provide an overview of our aggregate gross and net credit risk exposure to counterparties with a country of domicile in or, in relation to credit default swaps, underlying reference asset from, certain European countries. It should be noted that on this basis we may include borrowers (in particular financial institutions) domiciled in these countries whose group parent is located outside of these countries or exposures to special purpose entities whose underlying assets are from entities domiciled in other countries. We also monitor other European countries very closely given their associated exposures to these certain countries as well as to their recent rating downgrades while their observed risk factors currently do not warrant inclusion in this disclosure.

Our gross position to certain European countries reflects our net credit risk exposure grossed up for the net credit derivative protection purchased, collateral held and allowances for credit losses.

	Dec 31, 2011
in € m.	Sovereign[1]	Financial Institutions	Corporates	Retail	Other		Total[2]
Greece	448	576	1,287	8	–		2,319

Ireland	420	3,472	8,436	61	6,484	[3]	18,873

Italy	1,811	5,198	9,449	19,842	373		36,673

Portugal	165	880	1,502	2,415	36		4,998

Spain	1,322	7,198	10,199	11,487	182		30,388

Total	4,166	17,324	30,873	33,813	7,075		93,251

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece. There are no other sovereign related impaired exposures included.
[2]	Approximately 50 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation. Loan exposures held at amortized cost are presented after deduction of allowance for loan losses.

	Dec 31, 2011
in € m.	Sovereign[1]	Financial Institutions	Corporates	Retail	Others		Total[2]
Greece	448	105	324	2	—		879

Ireland	181	1,755	6,593	9	5,084	[3]	13,622

Italy	1,767	2,296	6,670	8,480	173		19,386

Portugal	(45)	519	727	364	36		1,601

Spain	1,318	5,740	7,152	2,018	93		16,321

Total	3,669	10,415	21,466	10,873	5,386		51,809

[1]	Includes impaired available for sale sovereign debt positions in relation to Greece. There are no other sovereign related impaired exposures included.
[2]	Approximately 50 % of the overall exposure will mature within the next 5 years.
[3]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	181
Annual Report 2011 on Form 20-F

In arriving at our net exposure the principal cause of the reduction from the gross position is the application of collateral held, in particular with respect to the retail category, but also for financial institutions, predominantly in relation to derivative margining arrangements, as well as for corporates. Other adjustments to arrive at our net exposure include credit derivatives with underlying reference assets domiciled in one of the above countries as well as allowance for credit losses.

The table below provides an overview of our aggregate net credit risk exposure to counterparties with a country of domicile in certain European countries broken down by type of financial instrument. Exposures are presented after effects of collateral held, guarantees received and further risk mitigation but excluding net notional amounts of credit derivatives for protection sold/(bought). Loan exposures held at amortized cost are presented before and after deduction of allowance for loan losses.

	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss		Dec 31, 2011
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	214	200	38	211	100	255	804

Ireland	4,601	4,592	3,022	1,250	2,693	3,242	14,799

Italy	12,834	12,275	3,712	1,243	3,414	(1,787)	18,857

Portugal	1,227	1,206	223	209	243	439	2,320

Spain	7,346	6,910	3,052	3,371	1,936	1,201	16,470

Total	26,222	25,183	10,047	6,284	8,386	3,350	53,250

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

The following table provides an overview of our credit derivative exposure with sovereign and non-sovereign underlying assets domiciled in these European countries. The table presents the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value.

	Notional amounts			Dec 31, 2011
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	8,284	(8,209)	75	(75)

Ireland	11,203	(12,380)	(1,177)	51

Italy	59,890	(59,361)	529	32

Portugal	12,744	(13,463)	(719)	36

Spain	35,267	(35,416)	(149)	68

Total	127,388	(128,829)	(1,441)	112

In line with common industry practice, we use credit default swaps (CDS) as one important instrument to manage credit risk in order to avoid any undue concentrations in the credit portfolio. CDS contracts are governed by standard ISDA documentation which defines trigger events which result in settlement payouts. Examples of these triggers include bankruptcy of the reference entity, failure of reference entity to meeting contractual obligations (e.g. interest or principal repayment) and debt restructuring of the reference entity. These triggers also apply to credit default protection contracts sold. Our purchased credit default swap protection acting as a risk mitigant is predominantly issued by highly rated financial institutions governed under collateral agreements. It is important to note that we also keep control on gross positions before CDS hedging for any potential undue concentrations. While we clearly focus on net risk including hedging/collateral we also very intensively review our gross positions before any CDS hedging in reflection of the potential risk that a CDS trigger event does not occur as expected. Please note that the significant reduction in sovereign risk in relation to certain European countries we achieved in 2011 was not driven by CDS hedging.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	182
Annual Report 2011 on Form 20-F

For credit protection purposes we strive to avoid any maturity mismatches. However, this depends on the availability of required hedging instruments in the market. Where maturity mismatches cannot be avoided, these positions are tightly monitored. We take into account the sensitivities of hedging instrument and underlying asset to neutralize the maturity mismatch.

The aforementioned tables provided on our overall gross and net exposures to certain European countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranched and correlated nature of these positions does not lend itself to a disaggregated notional presentation by country, e.g. as identical notional exposures represent different levels of risk for different tranche levels.

The table below provides an overview of our aggregate undrawn exposure to counterparties with a country of domicile in certain European countries. Terms and conditions related to any potential limitations of the counterparty being able to draw down on available facilities are included within the specific contractual documentation.

	Dec 31, 2011
in € m.	Sovereign	Financial Institutions	Corporates	Retail	Others	Total
Greece	–	5	121	2	–	128

Ireland	–	4	1,130	3	340	1,477

Italy	2	637	3,581	308	–	4,528

Portugal	–	33	130	30	–	193

Spain	–	313	3,257	593	–	4,163

Total	2	992	8,219	936	340	10,489

In contrast to the above, from a risk management perspective we consider the domicile of the group parent, thereby reflecting the one obligor principle. Also, in our risk management we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed the domicile of the special purpose entities. The following table provides our net exposure from a risk management perspective.

in € m.	Dec 31, 2011
Greece	840

Ireland	1,570

Italy	18,064

Portugal	1,733

Spain	12,750

Total	34,957

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	183
Annual Report 2011 on Form 20-F

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as stronger corporates and diversified mid cap clients, while our financial institutions exposure is predominantly geared towards Tier 1 banks with very limited single name concentration. Sovereign exposure is moderate and principally in Italy, and there driven by our flow derivatives and market making activities.

The exposures associated with the countries noted above are managed and monitored using the credit process noted within the previous credit risk section including detailed counterparty ratings, ongoing counterparty monitoring as well as our framework for managing concentration risk as documented within our country risk and industry risk sections. In 2011, we established an additional limit framework for the above countries in focus to further avoid undue concentrations. This framework has been complemented by regular management reporting including targeted portfolio reviews of these countries, portfolio de-risking initiatives and stress testing.

In addition to the risks associated with direct exposure to these countries the risk of potential contagion also exists indirectly (e.g. impact on the Western European banking sector and wider economic contraction in the corporate sector). To manage the implications of these indirect exposures, credit risk management undertakes targeted portfolio reviews and undertakes targeted stress testing for these countries which feed into our wider Group stress testing framework. The results of these exercises are reported to senior management to determine appropriate mitigating actions. The stress testing undertaken on our global portfolio provides us with the ability to simulate the impact of developments on our potential credit losses, rating migrations and capital demands.

Sovereign Credit Risk Exposure to certain European Countries

The following table provides an overview of our sovereign credit risk exposure to certain European countries.

	Dec 31, 2011				Dec 31, 2010
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	433	15	448	(50)	1,510	91	1,601	(69)

Ireland	208	(27)	181	(21)	353	(116)	237	(53)

Italy	176	1,591	1,767	1	3,482	4,529	8,011	(12)

Portugal	116	(161)	(45)	16	111	(123)	(12)	(32)

Spain	1,026	292	1,318	(13)	2,109	174	2,283	(75)

Total	1,959	1,710	3,669	(67)	7,565	4,555	12,120	(241)

[1]	Includes debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value (i.e. counterparty credit risk) in relation to credit default swaps referencing sovereign debt of the respective country.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	184
Annual Report 2011 on Form 20-F

The above shown amounts reflect a net “accounting view” of our sovereign exposure. The reductions compared to year-end 2010 reflect targeted risk reductions, paydowns and fair value changes from market price movements within 2011.

The above mentioned direct sovereign exposure included the carrying value of positions held at amortized cost which, as of December 31, 2011, amounted to € 0 million for Greece, € 546 million for Italy and € 752 million for Spain and, as for December 31, 2010 amounted to € 162 million for Greece, € 864 million for Italy and € 969 million for Spain.

The following table provides an overview of the fair value of our sovereign credit risk exposure to certain European countries classified as financial assets at fair value through profit or loss.

	Dec 31, 2011				Dec 31, 2010
in € m.	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures	Fair value of sovereign debt		Fair value of derivatives with sovereign counterparties (net position)[1]	Total fair value of sovereign exposures
Greece	197		25	222	233		–	233

Ireland	(32)		7	(25)	135		–	135

Italy	(3,325)	[2]	2,332	(993)	(3,415)	[2]	1,970	(1,445)

Portugal	81		4	85	(52)		113	61

Spain	52		28	80	136		24	160

Total	(3,027)		2,396	(631)	(2,963)		2,107	(856)

[1]	Includes the impact of master netting and collateral arrangements.
[2]	Short sovereign debt position for Italy predominantly related to structured trades with corresponding credit derivatives offset.

The following table provides an overview of our sovereign credit risk exposure to certain European countries classified as financial assets available for sale.

	Dec 31, 2011			Dec 31, 2010
in € m.	Fair value of sovereign debt	Original carrying amount	Accumulated impairment losses recognized in net income (after tax)	Fair value of sovereign debt	Original carrying amount [1]	Accumulated impairment losses recognized in net income
Greece	211	494	(368)	1,115	1,114	–

Ireland	232	213	–	218	218	–

Italy	625	724	–	4,063	4,074	–

Portugal	31	46	–	51	51	–

Spain	193	194	–	979	937	–

Total	1,292	1,671	(368)	6,426	6,394	–

[1]	For positions acquired as part of the acquisition of Postbank on December 3, 2010, the original carrying amount reflects the fair value of those positions at that date.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	185
Annual Report 2011 on Form 20-F

Credit Exposure from Lending

Our lending businesses are subject to credit risk management processes, both at origination and on an ongoing basis. For an overview of these processes see pages 166 to 172 within the credit risk section of this report.

The following table provides an overview of the categories of our loan book and the segregation into a lower, medium and higher risk bucket.

in € m.	Dec 31, 2011	Dec 31, 2010[1]
Lower risk bucket:
PBC Mortgages	146,253	140,727
Investment Grade / German Mid-Cap	48,412	57,002
GTB	57,876	45,977
PWM	28,813	24,468
PBC small corporates	18,553	17,550
Government collateralized / structured transactions	5,117	9,074
Corporate Investments	6,707 [2]	7,966

Sub-total lower risk bucket	311,731	302,764

Moderate risk bucket
PBC Consumer Finance	18,815	18,902
Asset Finance (Deutsche Bank sponsored conduits)	17,282	18,465
Collateralized hedged structured transactions	16,949	17,724
Financing of pipeline assets[3]	6,619	8,050

Sub-total moderate risk bucket	59,665	63,141

Higher risk bucket
Commercial Real Estate[4]	28,398	29,024
Leveraged Finance	4,888 [5]	6,472
Other[6]	11,994	9,624

Sub-total higher risk bucket	45,280	45,120

Total loan book	416,676	411,025

[1]	Amounts for December 31, 2010, reflect the new business division structure established in 2011.
[2]	Includes loans amounting to € 3.8 billion in relation to one non-investment grade counterparty relationship.
[3]

Thereof vendor financing on loans sold in Leveraged Finance amounting to € 5.0 billion and in Commercial Real Estate amounting to € 1.6 billion as of December 31, 2011 (€ 5.9 billion and € 2.2 billion as of December 31, 2010, respectively).

[4]	Includes loans from CMBS securitizations.
[5]	Includes loans from LEMG amounting to € 3.7 billion and from Corporate Finance amounting to € 1.2 billion.
[6]

Includes financial assets which have been reclassified in accordance with IAS 39 into the loans classification as well as other smaller loans predominately in our Corporate Banking & Securities corporate division.

The majority of our low risk exposures is associated with our Private & Business Client retail banking activities. 75 % of our loan book at December 31, 2011 was in the low risk category, in line with the prior year end.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	186
Annual Report 2011 on Form 20-F

Our higher risk bucket was predominantly driven by our commercial real estate exposures. Our credit risk management approach puts strong emphasis specifically on the portfolios we deem to be of higher risk. Portfolio strategies and credit monitoring controls are in place for these portfolios. The overall commercial real estate exposures were consistent with the levels reported at December 31, 2010.

The following table summarizes the level of impaired loans and the established allowance for loan losses for our higher-risk loan bucket.

	Dec 31, 2011		Dec 31, 2010
in € m.	Impaired loans	Allowance for loan losses	Impaired loans	Allowance for loan losses
Commercial Real Estate	2,086	354	421	297

Leveraged Finance	158	149	336	180

Other	887	626	798	466

Total	3,131	1,129	1,555	943

The above increase in impaired loans in our higher risk loan bucket was driven by commercial real estate loans in relation to Postbank as well as two counterparts with small impairment charges. The relatively moderate increase in allowance for loan losses, in particular in relation to commercial real estate, is a reflection of the below mentioned effects on loans consolidated in relation to Postbank as well as relatively high levels of collateral.

At consolidation, all loans classified as impaired by Postbank were classified as performing by Deutsche Bank and also recorded at fair value. Subsequent increases in provisions at the Postbank level result in an impairment of the full loan from a Deutsche Bank consolidated perspective, but with an allowance being built for only the incremental provision.

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

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	187
Annual Report 2011 on Form 20-F

Corporate Credit Exposure

The following table breaks down several of our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

	Dec 31, 2011
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	51,321	21,152	6,535	37,569	22,753	139,330

A	45,085	37,894	24,410	17,039	8,581	133,009

BBB	59,496	36,659	21,002	12,899	5,109	135,165

BB	50,236	21,067	13,986	7,478	2,303	95,070

B	17,650	9,152	6,051	3,007	263	36,123

CCC and below	18,148	2,071	1,669	1,632	371	23,891

Total	241,936	127,995	73,653	79,624	39,380	562,588

[1]	Includes impaired loans mainly in category CCC and below amounting to € 6.0 billion as of December 31, 2011.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.2 billion as of December 31, 2011.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2010
in € m.	Loans[1]	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
AAA-AA	62,603	23,068	7,334	23,967	28,881	145,853

A	48,467	31,945	21,318	16,724	7,789	126,243

BBB	56,096	36,542	20,391	8,408	5,128	126,565

BB	44,809	22,084	11,546	7,905	2,390	88,734

B	12,594	7,775	5,454	2,960	632	29,415

CCC and below	17,425	2,467	2,012	2,341	1,394	25,639

Total	241,994	123,881	68,055	62,305	46,214	542,449

[1]	Includes impaired loans mainly in category CCC and below amounting to € 3.6 billion as of December 31, 2010.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 4.5 billion as of December 31, 2010.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

The size of the corporate loan book and level of irrevocable lending commitments and contingent liabilities remained materially consistent with December 31, 2010. The portion of our corporate credit exposure carrying an investment-grade rating decreased from 73 % as of December 31, 2010 to 72 % as of December 31, 2011, remaining stable despite challenging macroeconomic environment. The loan exposure shown in the table above does not take into account any collateral, other credit enhancement or credit risk mitigating transactions. After consideration of such credit mitigants, we believe that our loan book is well-diversified. The increase in our OTC derivatives exposure, primarily took place in relation to investment grade counterparties. The OTC derivatives exposure does not include credit risk mitigants (other than master agreement netting) or collateral (other than cash). Taking these mitigants into account, we believe that the remaining current credit exposure was significantly lower, adequately structured, enhanced or well-diversified and geared towards investment grade counterparties. Our debt securities available for sale decreased in relation to December 31, 2010, reflecting risk reduction in particular with respect to sovereign exposures.

Risk Mitigation for the Corporate Credit Exposure

Our Loan Exposure Management Group (“LEMG”) helps mitigate the risk of our corporate credit exposures. The notional amount of LEMG’s risk reduction activities increased by 1 % from € 54.9 billion as of December 31, 2010, to € 55.3 billion as of December 31, 2011.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	188
Annual Report 2011 on Form 20-F

As of year-end 2011, LEMG held credit derivatives with an underlying notional amount of € 37.6 billion. The position totaled € 34.6 billion as of December 31, 2010. The credit derivatives used for our portfolio management activities are accounted for at fair value.

LEMG also mitigated the credit risk of € 17.7 billion of loans and lending-related commitments as of December 31, 2011, through synthetic collateralized loan obligations supported predominantly by financial guarantees and, to a lesser extent, credit derivatives for which the first loss piece has been sold. This position totaled € 20.3 billion as of December 31, 2010.

LEMG has elected to use the fair value option under IAS 39 to report loans and commitments at fair value, provided the criteria for this option are met. The notional amount of LEMG loans and commitments reported at fair value decreased during the year to € 48.3 billion as of December 31, 2011, from € 53.4 billion as of December 31, 2010. By reporting loans and commitments at fair value, LEMG has significantly reduced profit and loss volatility that resulted from the accounting mismatch that existed when all loans and commitments were reported at historical cost while derivative hedges were reported at fair value.

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

	Total exposure in € m.		90 days or more past due as a % of total exposure[1]		Net credit costs as a % of total exposure[2]
	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Consumer credit exposure Germany:	135,069	130,317	0.95%	0.83%	0.49%	0.56%
Consumer and small business financing	19,805	19,055	1.88%	2.11%	1.55%	1.92%
Mortgage lending	115,264	111,262	0.79%	0.61%	0.31%	0.20%

Consumer credit exposure outside Germany	39,672	38,713	3.93%	3.27%	0.61%	0.86%
Consumer and small business financing	13,878	13,361	7.22%	6.39%	1.31%	1.96%
Mortgage lending	25,794	25,352	2.15%	1.63%	0.23%	0.13%

Total consumer credit exposure[3]	174,741	169,030	1.63%	1.39%	0.52%	0.66%

[1]

As the acquired Postbank loans were initially consolidated at their fair values with a new cash flow expectation, the contractual past due status of acquired loans is not considered for disclosure purposes. Accordingly, the overall 90 days or more past due ratio reduced when calculated for the combined portfolio as disclosed in 2010, compared to past due ratios for Deutsche Bank excluding Postbank. As a result of this disclosure practice, the combined past due ratio in 2011 increased compared to 2010, predominantly because Postbank loans becoming 90 days or more past due since acquisition are not offset by acquired past due Postbank loans with an improved past due status. For Deutsche Bank excluding Postbank, the 90 days or more past due ratio for the total consumer credit exposure remained flat.

[2]

Ratios per December 31, 2010 refer to Deutsche Bank Group excluding immaterial provisions at Postbank since consolidation, while ratios for December 31, 2011 refer to Deutsche Bank Group including Postbank. Increases in the present value of acquired loans, representing releases of allowances for credit losses established prior to their consolidation at the consolidated entities, are not included but recorded through net interest income (for detailed description see next section “IFRS Impaired Loans”). Taking such amounts into account, the net credit costs as a percentage of total exposure would amount to 0.42 % as of December 31, 2011.

[3]	Includes impaired loans amounting to € 3.4 billion as of December 31, 2011 and € 2.7 billion as of December 31, 2010.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	189
Annual Report 2011 on Form 20-F

The volume of our total consumer credit exposure increased by € 5.7 billion, or 3.4 % from year-end 2010 to December 31, 2011. This increase included net exposure increases of € 2.1 billion at Postbank, where increases of € 3.2 billion in Germany were partially offset by reductions of € 1.1 billion outside Germany mainly driven by a portfolio sale. The increase in Germany principally reflected a changed allocation of exposures from corporate to consumer credit exposure within Postbank. The increase of the 90 days or more past due ratio in Germany is driven by the Postbank consolidation. In 2010, the acquired Postbank loans were consolidated with no exposure past due reflecting their status as performing assets at consolidation, which significantly reduced the 90 days or more past due ratio of the combined portfolios that year. This year, the ratio increased compared to 2010 as Postbank loans becoming 90 days or more past due since acquisition are not offset by acquired Postbank loans with an improved past due status. Overall the portfolio quality in Germany improved further, as also evidenced by the improvement in the 90 days or more past due ratio excluding above Postbank effect from 1.77 % in 2010 to 1.58 % this year.

The increase in this ratio in our consumer credit exposure outside Germany is also due to the above consolidation effect, in addition to the effect of changes in charge-off criteria in 2009 which increases the time to full charge-off for certain portfolios. This effect will continue to increase the 90 days or more past due ratio until the portfolio will reach its steady state again, approximately 5 years after the change in charge-off criteria.

The volume of our consumer credit exposure excluding Postbank rose by € 3.6 billion, or 3.9%, from year-end 2010 to December 31, 2011, mainly driven by our mortgage lending activities. The increase results from volume growth of our portfolio in Germany (up € 1.6 billion) as well as outside Germany (up € 2.0 billion) with strong growth in Italy (up € 981 million), Portugal (up € 491 million) and Poland (up € 420 million). Despite the volume growth, previously initiated measures, e.g. alignments of credit approval parameters and restructuring of collection activities, led to a reduction of net credit costs in all regions, especially in Germany and Poland. In addition Germany was positively impacted by a portfolio sale in the first quarter 2011. This improvement in portfolio quality is reflected in the reduction of the net credit costs as percentage of total exposure excluding Postbank from 0.66 % at year-end 2010 to 0.45% at December 31, 2011.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	190
Annual Report 2011 on Form 20-F

Credit Exposure from Derivatives

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2011. The table below includes Postbank OTC and exchange-traded derivative contracts which have a negligible impact on the overall totals.

Dec 31, 2011	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and < 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:
OTC products	17,946,681	17,288,349	12,014,092	47,249,122	595,127	574,791	20,336
Exchange-traded products	635,771	179,024	6,282	821,077	101	50	51

Sub-total	18,582,452	17,467,373	12,020,374	48,070,199	595,228	574,841	20,387

Currency-related transactions:
OTC products	4,357,876	1,201,265	415,234	5,974,375	112,784	116,134	(3,350)
Exchange-traded products	7,521	663	7	8,191	140	24	116

Sub-total	4,365,397	1,201,928	415,241	5,982,566	112,924	116,158	(3,234)

Equity/index-related transactions:
OTC products	294,563	334,739	88,739	718,041	29,682	35,686	(6,004)
Exchange-traded products	206,953	71,092	2,310	280,355	5,764	2,000	3,764

Sub-total	501,516	405,831	91,049	998,396	35,446	37,686	(2,240)

Credit derivatives	673,814	2,473,620	537,723	3,685,157	101,115	92,988	8,127

Other transactions:
OTC products	162,255	151,375	7,643	321,273	19,465	18,972	493
Exchange-traded products	92,025	45,134	695	137,854	2,965	2,959	6

Sub-total	254,280	196,509	8,338	459,127	22,430	21,931	499

Total OTC business	23,435,189	21,449,348	13,063,431	57,947,968	858,173	838,571	19,602

Total exchange-traded business	942,270	295,913	9,294	1,247,477	8,970	5,033	3,937

Total	24,377,459	21,745,261	13,072,725	59,195,445	867,143	843,604	23,539

Positive market values including the effect of netting and cash collateral received					84,272

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	191
Annual Report 2011 on Form 20-F

The potential future exposure measure which we use is generally given by a time profile of simulated positive market values of each counterparty’s derivatives portfolio, for which netting and collateralization are considered. For limit monitoring we employ the 95th quantile of the resulting distribution of market values, internally referred to as potential future exposure (“PFE”). The average exposure profiles generated by the same calculation process are used to derive the so-called average expected exposure (“AEE”) measure, which we use to reflect expected future replacement costs within our credit risk economic capital, and the expected positive exposure (“EPE”) measure driving our regulatory capital requirements. While AEE and EPE are generally calculated with respect to a time horizon of one year, the PFE is measured over the entire lifetime of a transaction or netting set for uncollateralized portfolios and over an appropriate unwind period for collateralized portfolios, respectively. We also employ the aforementioned calculation process to derive stressed exposure results for input into our credit portfolio stress testing.

Credit Exposure from Nonderivative Trading Assets

The following table shows details about the composition of our nonderivative trading assets for the dates specified.

in € m.	Dec 31, 2011	Dec 31, 2010
Government paper & agencies	95,336	92,866

Financial institutions & corporates	56,442	73,711

Equities	59,754	66,868

Traded loans	18,039	23,080

Other	11,353	14,766

Total nonderivative trading assets	240,924	271,291

Traded credit products such as bonds in our trading book (excluding Postbank) are managed by a dedicated risk management unit combining our credit and market risk expertise. We use appropriate portfolio limits and ratings-driven thresholds on single-issuer basis, combined with our market risk management tools to risk manage such positions.

As of December 31, 2011 traded loans included commercial real estate whole loans of € 2.3 billion and leveraged finance loans of € 967 million (€ 3.0 billion and € 1.5 billion as of December 31, 2010, respectively). In addition to these exposures, the Group had related exposures to irrevocable lending commitments in the leveraged finance business of € 633 million as of December 31, 2011 (€ 755 million as of December 31, 2010).

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	192
Annual Report 2011 on Form 20-F

Past Due Loans

The following table breaks down the nonimpaired past due loan exposure carried at amortized cost according to its past due status, including nonimpaired loans past due more than 90 days but where there is no concern over the creditworthiness of the counterparty.

in € m.	Dec 31, 2011	Dec 31, 2010
Loans less than 30 days past due	4,394	4,092

Loans 30 or more but less than 60 days past due	958	973

Loans 60 or more but less than 90 days past due	420	384

Loans 90 days or more past due	907	981

Total loans past due but not impaired	6,678	6,430

The following table presents the aggregated value of collateral – with the fair values of collateral capped at loan outstandings – held by us against our loans past due but not impaired.

in € m.	Dec 31, 2011	Dec 31, 2010
Financial and other collateral	3,973	3,484

Guarantees received	158	244

Total collateral held for loans past due but not impaired	4,131	3,728

Impaired Loans

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

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Group Finance. The results of this review are reported to and approved by an oversight committee comprised of Group Finance and Risk senior management.

Within consolidations we acquired certain loans for which an impairment had been established beforehand by the consolidated entities. These loans were taken onto our balance sheet at their fair values as determined by their expected cash flows which reflected the credit quality of these loans at the time of acquisition. As long as our cash flow expectations regarding these loans have not deteriorated since acquisition, they are not considered impaired loans.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	193
Annual Report 2011 on Form 20-F

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

Loan loss allowances established for acquired loans prior to their consolidation, have not been consolidated into our stock of loan loss allowances. Instead, we have considered these loan loss allowances in determining the fair value representing the cost basis of the newly consolidated loans. We reflect subsequent improvements in the credit quality of these loans as an appreciation in their carrying value with a corresponding gain recognized in net interest income. Loan loss allowances we establish for acquired loans after their consolidation, however, are included in our provision for credit losses and loan loss allowances.

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (the loan and the related allowance for loan losses are removed from the balance sheet). Individually significant loans where specific allowance for loan losses is in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge off but is not a determining factor. A charge off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower’s financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge off depends on whether there is any underlying collateral and our estimate of the amount collectible. For mortgage loans, the portion of the loan which is uncollateralised is charged off when the mortgage becomes 840 days past due, at the latest. For consumer finance loans, we write off any portion of the balance which we do not expect to collect at 180 days past due, for credit card receivables, and 270 days past due, for other consumer finance loans.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	194
Annual Report 2011 on Form 20-F

The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by region based on the country of domicile of our counterparties for the dates specified.

Dec 31, 2011	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Impaired loan coverage ratio in %
Germany	1,750	1,474	3,224	832	821	1,653	51

Western Europe (excluding Germany)	2,910	1,675	4,585	841	955	1,796	39

Eastern Europe	52	189	241	36	182	218	90

North America	999	75	1,074	193	153	345	32

Central and South America	40	0	40	28	6	35	86

Asia/Pacific	267	3	270	81	25	106	39

Africa	0	0	0	0	3	3	–

Other	–	0	0	–	6	6	–

Total	6,018	3,416	9,434	2,011	2,150	4,162	44

Dec 31, 2010	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Impaired loan coverage ratio in %
Germany	996	1,010	2,006	559	453	1,012	50

Western Europe (excluding Germany)	1,153	1,441	2,594	640	997	1,637	63

Eastern Europe	22	245	267	6	186	192	72

North America	1,146	4	1,150	339	4	343	30

Central and South America	43	–	43	27	–	27	63

Asia/Pacific	169	13	182	68	13	81	45

Africa	23	–	23	4	–	4	17

Other	–	–	–	–	–	–	–

Total	3,552	2,713	6,265	1,643	1,653	3,296	53

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	195
Annual Report 2011 on Form 20-F

The following tables present a breakdown of our impaired loans, the components of our allowance for loan losses and the respective coverage ratios by industry sector of our counterparties for the dates specified.

Dec 31, 2011	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Impaired loan coverage ratio in %
Banks and insurance	91	0	91	98	16	114	126

Fund management activities	917	0	917	322	211	533	58

Manufacturing	616	162	778	364	158	522	67

Wholesale and retail trade	324	138	462	164	108	272	59

Households	394	2,616	3,010	155	1,409	1,565	52

Commercial real estate activities	2,582	224	2,806	424	68	492	18

Public sector	–	0	0	–	1	1	–

Other	1,094	276	1,370	484	179	663	48

Total	6,018	3,416	9,434	2,011	2,150	4,162	44

Dec 31, 2010	Impaired Loans			Loan loss allowance
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Impaired loan coverage ratio in %
Banks and insurance	81	–	81	82	–	82	100

Fund management activities	841	–	841	298	97	395	41

Manufacturing	603	139	742	332	125	457	62

Wholesale and retail trade	199	113	312	147	111	258	83

Households	163	1,810	1,973	105	965	1,070	54

Commercial real estate activities	740	229	969	259	83	342	35

Public sector	–	–	–	–	–	–	–

Other	925	422	1,347	420	272	692	56

Total	3,552	2,713	6,265	1,643	1,653	3,296	53

Total impaired loans increased in 2011 by € 3.2 billion or 51 % mainly due to € 1.8 billion new impaired loans from Postbank and two commercial real estate cases in Western Europe (excluding Germany) for which we had to record only small impairment losses.

These movements led to gross increases of € 3.0 billion individually assessed impaired loans, mainly in the commercial real estate sector, partially offset by charge-offs of € 553 million. Our collectively assessed impaired loans showed gross increases of € 1.2 billion mainly driven by retail portfolios at Postbank as well as increases in our portfolios in Western Europe and U.S., partially offset by € 512 million charge-offs.

Our impaired loans included € 1.5 billion among the loans reclassified to loans and receivables in accordance with IAS 39. For these loans we recorded € 467 million gross increases in impaired loans, partially offset by charge-offs of € 224 million.

Our commitments to lend additional funds to debtors with impaired loans amounted to € 168 million as of December 31, 2011 and € 123 million as of December 31, 2010.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	196
Annual Report 2011 on Form 20-F

The following table presents the aggregated value of collateral we held against impaired loans, with fair values capped at transactional outstandings.

in € m.	Dec 31, 2011	Dec 31, 2010
Financial and other collateral	3,714	1,502

Guarantees received	349	77

Total collateral held for impaired loans	4,063	1,579

The increase in our total collateral held for impaired loans in 2011 of € 2.5 billion was primarily driven by Postbank and one commercial real estate case, leading to a higher coverage of impaired loans by collateral and allowance for loan losses of 87% as of December 31, 2011 compared to 78% as of December 31, 2010.

For further details intended to address the SEC Industry Guide 3 requirements please refer to pages S-6 through S-15 of the supplemental financial information within this report.

Collateral Obtained

The following table presents the aggregated value of collateral we obtained on the balance sheet during the reporting periods by taking possession of collateral held as security or by calling upon other credit enhancements.

in € m.	Dec 31,2011	Dec 31, 2010
Commercial real estate	89	32

Residential real estate	40	47

Other	0	1

Total collateral obtained during the reporting period	129	80

Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally we do not occupy obtained properties for our business use.

The commercial real estate collateral obtained in 2011 refers to our U.S. and Spain exposures.

The residential real estate collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under SIC-12 and IAS 27. The year-end amounts in relation to collateral obtained for these trusts were € 20 million for December 31, 2011 and € 25 million for December 31, 2010.

Movements in the Allowance for Loan Losses

The following table presents a breakdown of the movements in our allowance for loan losses for the periods specified.

	2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	1,643	1,653	3,296	2,029	1,313	3,343

Provision for loan losses	907	925	1,832	562	751	1,313

Net charge-offs:	(512)	(385)	(897)	(896)	(404)	(1,300)
Charge-offs	(553)	(512)	(1,065)	(934)	(509)	(1,443)
Recoveries	41	127	168	38	104	143

Changes in the group of consolidated companies	–	(0)	(0)	–	–	–

Exchange rate changes/other	(26)	(43)	(69)	(53)	(6)	(60)

Balance, end of year	2,011	2,150	4,162	1,643	1,653	3,296

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	197
Annual Report 2011 on Form 20-F

The following table sets forth a breakdown of the movements in our allowance for loan losses specifically for charge-offs and recoveries, including, with respect to our German loan portfolio, by industry classifications for the periods specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (unless stated otherwise)	2011	2010
Balance, beginning of year	3,296	3,343

Charge-offs:

German:
Banks and insurance	(2)	(5)
Fund management activities	–	–
Manufacturing	(93)	(43)
Wholesale and retail trade	(26)	(32)
Households (excluding mortgages)	(273)	(338)
Households – mortgages	(26)	(26)
Commercial real estate activities	(13)	(22)
Public sector	(0)	–
Other	(112)	(49)

German total	(546)	(515)

Non-German total	(519)	(928)

Total charge-offs	(1,065)	(1,443)

Recoveries:
German:
Banks and insurance	1	1
Fund management activities	–	–
Manufacturing	18	14
Wholesale and retail trade	8	6
Households (excluding mortgages)	93	63
Households – mortgages	1	4
Commercial real estate activities	3	4
Public sector	0	–
Other	17	20

German total	142	112

Non-German total	26	31

Total recoveries	168	143

Net charge-offs	(897)	(1,300)

Provision for loan losses	1,832	1,313

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(69)	(60)

Balance, end of year	4,162	3,296

Percentage of total net charge-offs to average loans for the year	0.22%	0.45%

In a weakening economic environment our credit standards kept new provision for loan losses well under control. This included a pro-active management of the homogeneous retail portfolios as well as strict underwriting standards in Corporate Banking & Securities avoiding undue risk concentrations. While focusing on strong quality of our credit portfolio, we have continued the de-risking of higher risk assets.

Our allowance for loan losses as of December 31, 2011 was € 4.2 billion, a 26 % increase from prior year end. The increase in our allowance was principally due to increased new provisions following the first full year consolidation of Postbank and lower net charge-offs compared to the prior year.

Our net charge-offs amounted to € 897 million in 2011. Of the charge-offs for 2011, € 512 million were related to our corporate credit exposure, of which € 224 million were related to assets which had been reclassified in accordance with IAS 39 in our North America and United Kingdom portfolios, and € 385 million to our consumer credit exposure, mainly driven by our German portfolios.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	198
Annual Report 2011 on Form 20-F

Our provision for loan losses in 2011 was € 1.8 billion, principally driven by € 907 million for our corporate credit exposures, of which € 188 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39 in Markets and Corporate Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Loan loss provisions in our collectively assessed exposure amounted to € 925 million, a 23% increase from prior year end. This increase in our provisions for loan losses was driven by Postbank, the risk costs of which are for the first time reflected for a full year in our Group accounts. Excluding Postbank, the loan loss provisions in our collectively assessed exposure was reduced due to our retail business in Germany which contributed lower provisions, despite the challenging economic environment.

Our individually assessed loan loss allowance was € 2.0 billion as of December 31, 2011. The € 368 million increase in 2011 comprises net provisions of € 907 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 512 million and a € 26 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 2.2 billion as of December 31, 2011, representing an increase of € 497 million against the level reported for the end of 2010 (€ 1.7 billion). Movements in this component comprised a € 925 million provision, being partially offset by € 385 million net charge-offs and a € 43 million net decrease from currency translation and unwinding effects.

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

Our provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for our corporate credit exposures, of which € 278 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan loss provisions in our collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of our net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominantly driven by the challenging credit environment in Spain and Poland during 2009.

Our individually assessed loan loss allowance was € 1.6 billion as of December 31, 2010. The € 386 million decrease in 2010 comprises net provisions of € 562 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 896 million and a € 53 million decrease from currency translation and unwinding effects.

Our collectively assessed loan loss allowance totaled € 1.7 billion as of December 31, 2010, representing an increase of € 339 million against the level reported for the end of 2009 (€ 1.3 billion). Movements in this component comprised a € 751 million provision, being partially offset by € 404 million net charge-offs and a € 6 million net decrease from currency translation and unwinding effects.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	199
Annual Report 2011 on Form 20-F

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2011, 60 % of our total allowance was attributable to non-German clients compared to 69 % as of December 31, 2010.

in € m.	2011	2010
Balance, beginning of year	2,284	2,391

Provision for loan losses	751	820

Net charge-offs	(493)	(897)
Charge-offs	(519)	(928)
Recoveries	26	31

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(33)	(30)

Balance, end of year	2,509	2,284

Allowance for Off-balance Sheet Positions

The following table shows the activity in our allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

	2011			2010
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	108	110	218	83	124	207

Provision for off-balance sheet positions	19	(12)	7	(18)	(21)	(39)

Usage	–	–	–	–	–	–

Changes in the group of consolidated companies	(0)	0	0	42	–	42

Exchange rate changes	(0)	0	0	1	7	8

Balance, end of year	127	98	225	108	110	218

Our allowance for off-balance sheet positions was slightly increased by € 7 million to € 225 million as of December 31, 2011. In 2010, we recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank and € 8 million for Sal. Oppenheim/BHF-BANK.

For further information on our credit risk development, including factors which influenced changes to the allowance, in the three preceding years to the information contained herein please refer to pages S-6 through S-15 of the supplemental financial information, which are incorporated by reference herein.

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

Derivatives – Credit Valuation Adjustment

We establish a counterparty credit valuation adjustment for OTC derivative transactions to cover expected credit losses. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on market evidence, which may include default levels implied from historic information, fundamental analysis of financial information, and CDS spreads.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	200
Annual Report 2011 on Form 20-F

The credit valuation adjustments are significant for certain monoline counterparties. For monolines with actively traded CDS, the CVA is calculated using a full CDS-based valuation model. For monolines without actively traded CDS a model based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency. The monoline CVA methodology is reviewed on a quarterly basis by management; since the second quarter of 2011 market based spreads have been used more extensively in the CVA assessment.

We recorded € 1.1 billion in credit valuation adjustments against our aggregate monoline exposures as of December 31, 2011, compared to € 1.2 billion as of December 31, 2010.

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

Market Risk

The vast majority of our businesses are subject to market risk, defined as the potential for change in the market value of our trading and investing positions. Risk can arise from adverse changes in interest rates, credit spreads, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility and market implied default probabilities.

Market risk arising from Postbank has been included in our reporting since 2010. Postbank conducts its own day-to-day risk management. We have a detailed understanding of Postbank’s activities and receive information regarding the types and amounts of market risks.

The primary objective of Market Risk Management, a part of our independent Risk function, is to ensure that our business units optimize the risk-reward relationship and do not expose us to unacceptable losses outside of our risk appetite. To achieve this objective, Market Risk Management works closely together with risk takers (“the business units”) and other control and support groups.

We differentiate between three substantially different types of market risk:

—  Trading market risk arises primarily through the market-making activities of the Corporate & Investment Bank Group Division. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

—  Traded default risk arising from defaults and rating migrations.

—  Nontrading market risk arises in various forms. Equity risk arises primarily from non-consolidated strategic investments, alternative asset investments and equity compensation. Interest rate risk stems from our nontrading asset and liability positions. Structural foreign exchange risk exposure arises from capital and retained earnings in non euro currencies in certain subsidiaries, and represents the bulk of foreign exchange risk in our nontrading portfolio. Other nontrading market risk elements are risks arising from asset management and fund related activities as well as model risks in Private Business Clients (“PBC”), Global Transaction Banking (“GTB”) and Private Wealth Management (“PWM”), which are derived by stressing assumptions of client behavior in combination with interest rate movements.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	201
Annual Report 2011 on Form 20-F

Trading Market Risk Management Framework at Deutsche Bank Group (excluding Postbank)

Our primary instrument to manage trading market risk is the limit setting process. Our Management Board supported by Market Risk Management, sets group-wide value-at-risk and economic capital limits for market risk in the trading book. Market Risk Management sub-allocates this overall limit to our group divisions and individual business units within Corporate & Investment Bank Group division (e.g. Global Rates, Equity, etc.) based on anticipated business plans and risk appetite. Within the individual business units, the business heads establish business limits, by sub-allocating the overall limit down to individual portfolios or geographical regions.

In practice, Market Risk Management sets key limits, which tend to be global in nature, necessary to capture an exposure to a particular risk factor. Business limits are specific to various factors, including a particular geographical region or specific portfolio.

Value-at-risk and economic capital limits are used for managing all types of market risk at an overall portfolio level. As an additional and complementary tool for managing certain portfolios or risk types, Market Risk Management sets sensitivity and concentration/liquidity limits.

Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis. Where limits are exceeded, Market Risk Management is responsible for identifying and escalating those excesses, on a timely basis. The Management Board receives daily market risk reports on value-at-risk and limit usage and economic capital.

To manage the exposures inside the limits, the business units apply several risk mitigating measures, most notably the use of:

—

Portfolio management: Risk diversification arises in portfolios which consist of a variety of positions. Since some investments are likely to rise in value when others decline, diversification can help to lower the overall level of risk profile of a portfolio.

—

Hedging: Hedging involves taking positions in related financial assets, including derivative products, such as futures, swaps and options. Hedging activities may not always provide effective mitigation against losses due to differences in the terms, specific characteristics or other basis risks that may exist between the hedge instrument and the exposure being hedged.

Trading Market Risk Management Framework at Postbank

Postbank’s trading market risk is managed centrally by the Financial Markets division, based on defined risk limits. Aggregate limits are set by the Management Board of Postbank and allocated by the Market Risk Committee to the individual operating business units as sub-limits. The allocation mechanism for market risk limits at Postbank is similar to our economic capital approach. The risk economic capital limits allocated to specific business activities define the level of market risk that is reasonable and desirable for Postbank from an earnings perspective.

Market risk at Postbank is monitored on a daily basis using a system of limits based on value-at-risk. In addition, Postbank’s Market Risk Committee has defined sensitivity limits for the trading and banking book as well as for key sub-portfolios.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	202
Annual Report 2011 on Form 20-F

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

We calculate value-at-risk using a 99 % confidence level and a one day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from our trading positions will be at least as large as the reported value-at-risk. For regulatory reporting, the holding period is ten days.

We use one-year historical market data to calculate value-at-risk. The calculation employs a Monte Carlo Simulation technique, and we assume that changes in risk factors follow a well-defined distribution, e.g. normal, lognormal, or non-normal (T, skew-T, Skew-Normal). To determine our aggregated value-at-risk, we use observed correlations between the risk factors during this one-year period.

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

When using value-at-risk estimates a number of considerations should be taken into account. These include:

—  The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature. This ‘backward-looking’ limitation can cause value-at-risk to understate risk (as in 2008), but can also cause it to be overstated.

—  Assumptions concerning the distribution of changes in risk factors, and the correlation between different risk factors, may not hold true, particularly during market events that are extreme in nature. The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day.

—  Value-at-risk does not indicate the potential loss beyond the 99th quantile.

—  Intra-day risk is not captured.

—  There may be risks in the trading book that are partially or not captured by the value-at-risk model.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	203
Annual Report 2011 on Form 20-F

We continually analyze potential weaknesses of our value-at-risk model using statistical techniques, such as back-testing, and also rely on risk management experience. We compare the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

The Global Back-testing Committee, with participation from Market Risk Management, Market Risk Operations, Risk Analytics and Instruments, and Finance, meets on a regular basis to review back-testing results of the Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which allows us to improve and adjust the risk estimation process accordingly.

We are committed to the ongoing development of our proprietary risk models, and we allocate substantial resources to reviewing and improving them. During 2011, improvements were made to the value-at-risk calculation, including:

—	Index-to-constituent basis risk for credit default swaps (CDS);
—	Event risk for equities; and
—	Volatility skew for FX and commodities.

We have further developed and improved our process of systematically capturing and evaluating risks currently not captured in our value-at-risk model.

Market Risk Management validates front office models to assist in the risk management of positions. Front office quantitative risk models are subject to model risk. Market Risk Management has developed a model review process to understand, review and improve quantitative models. Market Risk Management assesses the accuracy and transparency of model risk in the quantitative pricing models used for market risk activities, including the valuation of instrument types.

The model approval and review process is performed on an annual basis and involves:

—	Ensuring newly designed or recently enhanced models align to design objectives and are fit for intended business purpose;
—	Verifying the mathematical integrity of the models and their implementation;
—	Reviewing performance of all existing models, discussing any changes in model use;
—	Reviewing results of ongoing calibration processes and testing, and approval of any proposed changes to the calibration process, instruments or parameter value ranges;
—	Discussing inconsistent use of models for similar/same products across businesses and establish consistent measures; and
—	Establishing strict governance around model controls and escalation to senior management of materially relevant model risk related issues in a timely fashion.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	204
Annual Report 2011 on Form 20-F

New Basel 2.5 Regulatory Trading Market Risk Requirements

In December 2011 we received model approvals, from the BaFin, for the stressed value-at-risk, incremental risk charge and comprehensive risk measure models. These are additional methods we use to measure market risk exposures.

—  Stressed Value-at-Risk: calculates a stressed value-at-risk measure based on a continuous 1 year period of significant market stress.

—  Incremental Risk Charge: captures default and migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.

—  Comprehensive Risk Measure: captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements.

—  Market Risk Standardized Approach (MRSA): calculates regulatory capital for securitisations and nth-to-default credit derivatives.

Stressed value-at-risk, incremental risk charge and the comprehensive risk measure are calculated for all relevant portfolios. The results from the models are used in the day-to-day risk management of the bank, as well as for defining regulatory capital.

Stressed Value-at-Risk

We calculate a stressed value-at-risk measure using a 99% confidence level and a holding period of one day. For regulatory purposes, the holding period is ten days. Our calculation of stressed value-at-risk utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data from a period of significant financial stress (i.e. characterised by high volatilities) is used as an input for the Monte Carlo Simulation.

Incremental Risk Charge (“IRC”)

The incremental risk charge is based on our own internal model and is intended to complement the value-at-risk modeling framework. It represents an estimate of the default and migration risks of unsecuritized credit products over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions or sets of positions. We use a Monte Carlo Simulation for calculating incremental risk charge as the 99.9% quantile of the portfolio loss distribution over a one-year horizon and for allocating contributory incremental risk charge to individual positions. The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios.

We calculate the incremental risk charge on a weekly basis. The charge is determined as the higher of the most recent 12 week average of incremental risk charge and the most recent incremental risk charge. The market and position data are collected from front office systems and are subject to strict quality control. The incremental risk charge figures are closely monitored and play a significant role in the management of the portfolios covered by the incremental risk charge calculation. Additionally, the incremental risk charge provides information on the effectiveness of the hedging positions which is reviewed by the risk managers.

The contributory incremental risk charge of individual positions, which is calculated by allocation, provides the basis for identifying risk concentrations in the portfolio and designing strategies to reduce the overall portfolio risk.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	205
Annual Report 2011 on Form 20-F

We use our credit portfolio model, a core piece of our economic capital methodology, to calculate the incremental risk charge. Important parameters for the incremental risk charge calculation are exposures, recovery rates and default probabilities, ratings migrations, maturity, and liquidity horizons of individual positions.

Liquidity horizon settings are set to the time required to sell the position or to hedge all material relevant price risks in a stressed market. Liquidity horizons reflect our actual practice and experience during periods of systematic and idiosyncratic stresses. We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Risk managers who specialize in each product area have made liquidity determinations based on market conditions for each area, both currently and under periods of stress.

To quantify a loss due to rating migration, a revaluation of a position is performed under the new rating. The probability of joint rating downgrades and defaults is determined by the migration and rating correlations of the incremental risk charge model. These correlations are specified through systematic factors that represent geographical regions and industries. The simulation process incorporates a rollover strategy that is based on the assumption of a constant level of risk. This assumption implies that positions that have experienced default or rating migration over their liquidity horizon are re-balanced at the end of their liquidity horizon to attain the initial level of risk. Correlations between positions with different liquidity horizons are implicitly specified by the dependence structure of the underlying systematic and idiosyncratic risk factors, ensuring that portfolio concentrations are identified across liquidity horizons. In particular, differences between liquidity horizons and maturities of hedges and hedged positions are recognized.

Direct validation of the incremental risk charge through back-testing methods is not possible. The incremental risk charge is subject to validation principles such as the evaluation of conceptual soundness, ongoing monitoring, process verification and benchmarking and outcome analysis. The validation of the incremental risk charge methodology is embedded in the validation process for our credit portfolio model, with particular focus on the incremental risk charge specific aspects. The incremental risk charge model validation relies more on indirect methods including stress tests and sensitivity analyses. The incremental risk charge relevant parameters are included in the annual validation cycle established in the current regulatory framework. The incremental risk charge is part of the quarterly Group Wide Stress Test (GWST) using the stress testing functionality within our credit engine. Stressed incremental risk charge figures are reported on group level and submitted to the Stress Testing Oversight Committee (STOC) and Cross Risk Review Committee (CRRC).

Comprehensive Risk Measure (“CRM”)

The comprehensive risk measure for the correlation trading portfolio is based on our own internal model. We calculate the comprehensive risk measure based on a Monte Carlo Simulation technique to a 99.9 % confidence level and a capital horizon of 1 year. The calculation also employs certain distribution assumptions for the underlying risk factors used. Our comprehensive risk measure model is applied to the eligible correlation trading positions and their hedges, and is designed to take into account the following risk factors: interest rates, credit spreads, recovery rates, counterparty defaults, foreign exchange rates and base correlations, index-to-constituent and base correlation basis risks. Typical products are collateralised debt obligations, nth-to-default credit default swaps (“CDS”), and index- and single-name CDS. The model incorporates concentrations of the portfolio and nonlinear effects via a full revaluation approach.

Comprehensive risk measure is calculated on a weekly basis. It is determined as the higher of the latest weekly comprehensive risk measure charge from the model, the 12 week average comprehensive risk measure charge, and 8% of the standardised approach charge for the credit correlation portfolio (comprehensive risk measure floor).

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	206
Annual Report 2011 on Form 20-F

The market and position data are collected from front office systems and are subject to strict quality control. The comprehensive risk measure figures are closely monitored and play a significant role in the management of the correlation trading portfolio. We use historical market data to estimate the risk drivers to the comprehensive risk measure, with an equally-weighted trading day history of up to 3 years, depending on the risk driver.

Liquidity horizon settings are set to the time required to sell the position or to hedge all material relevant price risks in a stressed market. Liquidity horizons reflect our actual practice and experience during periods of systematic and idiosyncratic stresses.

We have defined the sets of positions used for applying liquidity horizons in a way that meaningfully reflects the differences in liquidity for each set. Risk managers who specialize in each product area have made liquidity determinations based on market conditions for each area, both currently and under periods of stress.

We continually analyze the potential weaknesses of our comprehensive risk measure model using statistical techniques such as a monthly back-testing process and a quarterly re-calibration of market data. We also rely on risk management experience and expert opinion. As additional validation, a series of stress tests have been defined on the correlation trading portfolio where the shock sizes link into historical distressed market conditions.

Market Risk Standardised Approach (MRSA)

The specific market risk standardised approach is used to determine the regulatory capital charge for the non-correlation trading portfolio securitisation products and nth-to-default credit swaps. Market Risk Management monitors exposures and addresses risk issues and concentrations.

Longevity risk is the risk of adverse changes in life expectancies resulting in a loss in value on longevity linked policies and transactions. Regulatory capital charge for longevity risk is determined using the Market Risk Standardised Approach as set out in SolvV regulations. For risk management purposes, stress testing and economic capital allocations are also used to monitor and manage longevity risk.

Value-at-Risk at Postbank

Postbank also uses the value-at-risk concept to quantify and monitor the market risk it assumes. Value-at-risk is calculated using a Monte Carlo Simulation. The risk factors taken into account in the value-at-risk include interest rates, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from equally-weighted historical data.

Postbank’s trading book value-at-risk is currently not consolidated into the value-at-risk of the remaining Group. However, it is shown separately in the internal value-at-risk report for the Group.

Postbank also performs scenario analyses and stress tests in addition to the value-at-risk calculations. The assumptions underlying the stress tests are reviewed and validated on an ongoing basis.

Economic Capital for Market Risk

Economic capital for market risk measures the amount of capital needed to absorb very severe, unexpected losses arising from our exposures over the period of one year. “Very severe” in this context means that economic capital is set at a level to cover with a probability of 99.98 % of the aggregated unexpected losses within one year. The market risks from Postbank have been included in the Group’s economic capital results.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	207
Annual Report 2011 on Form 20-F

We calculate economic capital using stress tests and scenario analyses. The stress tests are derived from historically observed severe market shocks. The resulting losses from these stress scenarios are then aggregated using correlations observed during periods of market crises, to reflect the increase in correlations which occurs during severe downturns.

Where only limited historical data is available or where market developments lead us to believe that historical data may be a poor indicator of possible future market scenarios, the stress tests are augmented by expert assessments.

The calculation of economic capital for market risk from the trading units is performed weekly. The model incorporates the following risk factors: interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices. Volatility, credit correlation and common basis risks are also captured.

We also continuously assess and refine our stress tests in an effort to ensure they capture material risks as well as reflect possible extreme market moves. Additionally, risk managers use their expert judgment to define worst case scenarios based upon the knowledge of past extreme market moves. It is possible however, for our market risk positions to lose more value than our economic capital estimates since all downside scenarios cannot be predicted and simulated.

Value-at-Risk of Trading Units of Our Corporate & Investment Bank Group Division (excluding Postbank)

The following table shows the value-at-risk of the trading units of our Corporate & Investment Bank Group Division calculated with a 99% confidence level and a one-day holding period. Our trading market risk outside of these units is immaterial.

in € m.	Dec 31, 2011	Dec 31, 2010
Interest rate risk	53.8	77.4

Equity price risk	13.6	21.3

Foreign exchange risk	25.7	29.0

Commodity price risk	21.0	13.3

Diversification effect	(64.1)	(70.1)

Total value-at-risk of trading units	50.0	70.9

“Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

The following table shows the average, maximum, and minimum value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division for the periods specified.

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk
in € m.	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Average	71.8	95.6	(66.3)	(48.6)	70.8	86.8	20.5	21.9	32.5	22.9	14.2	12.7
Maximum	94.3	126.4	(88.6)	(88.5)	109.0	113.0	37.6	33.6	64.9	46.4	24.3	21.2
Minimum	44.9	67.5	(41.9)	(26.4)	45.6	65.8	12.7	13.6	14.3	10.8	7.0	6.2

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	208
Annual Report 2011 on Form 20-F

The € 23.8 million or 25 % decrease in average value-at-risk observed in 2011 compared to the prior year was driven primarily by broad risk reduction, particularly in interest rate and credit asset classes.

New Basel 2.5 Regulatory Trading Market Risk Measures

As discussed under “New Basel 2.5 Regulatory Trading Market Risk Requirements”, the following table shows the stressed value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division.

in € m.	Dec 31, 2011
Interest rate risk	117.3
Equity price risk	23.0
Foreign exchange risk	51.8
Commodity price risk	34.2
Diversification effect	(114.5)
Total stressed value-at-risk of trading units	111.7

The following table shows the average, maximum, and minimum stressed value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate & Investment Bank Group Division for the periods specified.

	2011
in € m.	Average [1]	Maximum [1]	Minimum [1]
Interest rate risk	130.8	163.5	106.2
Equity price risk	22.5	64.7	15.2
Foreign exchange risk	51.3	105.4	23.0
Commodity price risk	29.2	35.8	19.6
Diversification effect	(109.4)	(152.3)	(77.8)
Total stressed value-at-risk of trading units	124.4	169.5	103.8

[1] Average, Maximum and Minimum have been calculated for the period from October 1, 2011 to December 31, 2011.

The following table shows the incremental risk charge (with a 99.9% confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.
in € m.	Dec 31, 2011
Global Finance and Foreign Exchange	83.8
Global Rates	292.7
Global Credit Trading	222.0
Emerging Markets - Debt	140.9
Other	(1.4)
Total incremental risk charge of trading units	738.0

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	209
Annual Report 2011 on Form 20-F

The following table shows the average, maximum, and minimum of the incremental risk charge (with a 99.9% confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

	2011
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Global Finance and Foreign Exchange	6.0	48.0	83.8	6.5
Global Rates	6.0	318.6	358.4	284.7
Global Credit Trading	6.0	302.7	423.3	221.9
Emerging Markets – Debt	6.0	90.0	140.9	23.9
Other	6.0	(1.3)	2.2	(5.5)
Total incremental risk charge of trading units	6.0	758.0	846.3	697.1

1	Average, Maximum and Minimum have been calculated for the period from October 1, 2011 to December 31, 2011.

The following table shows the comprehensive risk measure (with a 99.9% confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

in € m.	Dec 31, 2011
Correlation trading	855.7

The following table shows the maximum, minimum and average of the comprehensive risk measure (with a 99.9% confidence level and one-year capital horizon) of the trading units of our Corporate & Investment Bank Group Division.

	2011
in € m.	Weighted average liquidity horizon in month	Average [1]	Maximum [1]	Minimum [1]
Correlation trading	6.0	937.9	1,007.5	848.3

[1]	Average, Maximum and Minimum have been calculated for the period from October 1, 2011 to December 31, 2011.

As at December 31, 2011, the securitization positions using the market risk standardized approach generated risk weighted assets of € 5.0 billion and capital deduction items of € 2.2 billion.

As at December 31, 2011, the capital charge for longevity risk was € 32.1 million corresponding to risk weighted assets of € 400.9 million.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	210
Annual Report 2011 on Form 20-F

Value-at-Risk at Postbank The following table shows the value-at-risk of Postbank’s trading book (calculated with a 99 % confidence level and a one-day holding period).
in € m.	Dec 31, 2011	Dec 31, 2010
Interest rate risk	3.9	1.8

Equity price risk	–	0.2

Foreign exchange risk	0.0	0.0

Commodity price risk	–	–

Diversification effect	(0.0)	(0.0)

Total value-at-risk of Postbank’s trading book	3.9	2.0

The increase in Postbank’s value-at-risk from € 2.0 million at year end 2010 to € 3.9 million as of December 31, 2011 is largely due to the increase of a long position in the short end of the yield curve within the repo book. “Diversification effect” reflects the fact that the total value-at-risk on a given day will be lower than the sum of the value-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

The following table shows the average, maximum, and minimum value-at-risk (with a 99% confidence level and a one-day holding period) of the trading book of Postbank.

	Total	Diversification effect	Interest rate risk	Equity price risk	Foreign exchange risk	Commodity price risk
in € m.	2011	2011	2011	2011	2011	2011

Average [1]	3.2	(0.2)	3.2	0.1	0.1	–

Maximum [1]	8.2	(0.0)	8.1	0.4	0.5	–

Minimum [1]	1.1	(0.8)	1.1	0.0	0.0	–

[1]	In 2010 the average, maximum and minimum value-at-risk had no material variance for the period since consolidation of Postbank.

Regulatory Back-testing of Trading Market Risk

Back-testing is a procedure used to verify the predictive power of the value-at-risk calculations involving the comparison of hypothetical daily profits and losses under the buy-and-hold assumption with the estimates from the value-at-risk model. An outlier is a hypothetical buy-and-hold trading loss that exceeds our value-at-risk estimate. On average, we would expect a 99 percent confidence level to give rise to two to three outliers in any one year. In our regulatory back-testing in 2011, we observed three global outliers compared to two in 2010. The outliers occurred between August and September following increased market volatility. We continue to believe that our value-at-risk model will remain an appropriate measure for our trading market risk under normal market conditions.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	211
Annual Report 2011 on Form 20-F

The following graph shows the daily buy-and-hold trading results in comparison to the value-at-risk as of the close of the previous business day for the trading days of the reporting period. Figures are shown in millions of euro and exclude contributions from Postbank’s trading book which is calculated on a stand-alone basis.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	212
Annual Report 2011 on Form 20-F

Daily Income of our Trading Units

The following histogram shows the distribution of daily income of our trading units in 2011 (excluding Postbank). It displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.

Our trading units achieved a positive actual income for 88% of the trading days in 2011 (versus 92 % in 2010).

Economic Capital Usage for our Trading Market Risk

The economic capital usage for market risk arising from the trading units totaled € 4.7 billion at year-end 2011 compared € 6.4 billion at year-end 2010.

Traded market risk decreased by € 0.7 billion and the traded default risk decreased by € 1.0 billion. Both were driven by broad risk reduction as well as defensive positioning across all asset classes as the European sovereign crisis worsened. Postbank’s contribution to our economic capital usage for our trading market risk was minimal.

Economic capital for traded default risk represents an estimate of the default and migration risks of credit products at a 99.98 % confidence level, taking into account the liquidity horizons of the respective sub-portfolios. It covers the following positions:

—	Fair value assets in the banking book;
—	Unsecuritized credit products in the trading book excluding correlation trading portfolio;
—	Securitized products in the trading book excluding correlation trading portfolio;
—	Correlation trading portfolio.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	213
Annual Report 2011 on Form 20-F

The traded default risk economic capital for the correlation trading portfolio is derived by scaling its regulatory capital under the comprehensive risk measure to the economic capital confidence level. The scaling is performed by employing Extreme Value Theory.

For all other positions traded default risk economic capital is calculated with our credit portfolio model. In order to capture diversification and concentration effects we perform a joint calculation for traded default risk economic capital and credit risk economic capital. Important parameters for traded default risk are exposures, recovery rates and default probabilities as well as maturities. Exposures, recovery rates and default probabilities are derived from market information and external ratings for the trading book and internal assessments for the banking book as for credit risk economic capital. Rating migrations are governed by migration matrices, which are obtained from historical rating time series from rating agencies and internal observations. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.

Nontrading Market Risk Management

Nontrading Market Risk Management oversees a number of risk exposures resulting from various business activities and initiatives. Due to the variety of risk characteristics, nontrading market risk management is split into three areas:

—

Nontrading Market Risk core team – covering market risks in Private and Business Clients, Global Transaction Banking, Private Wealth Management and Corporate Investments as well as structural foreign exchange risks, equity compensation risks and pension risks.

—

Principal Investments – specializing in the risk-related aspects of our nontrading alternative asset activities and performing regular reviews of the risk profile of the nontrading alternative asset portfolios.

—

Asset Management Risk – specializing in risk-related aspects of our asset and fund management business. Key risks in this area arise, from performance and/or principal guarantees and reputational risk related to managing client funds.

The majority of the interest rate and foreign exchange risks arising from Deutsche Bank’s nontrading asset and liability positions, excluding Postbank, have been transferred through internal hedges to trading books within Corporate & Investment Bank and are therefore reflected and managed through the value-at-risk numbers. Of the remaining risks that have not been transferred through those hedges, foreign exchange risk is mitigated through match funding the investment in the same currency and so only residual risk remains in the portfolios. For these residual positions, there is immaterial interest rate risk remaining from the mismatch between the funding term and the expected maturity of the investment.

Structural foreign exchange risk exposure arises from capital and retained earnings in non-euro currencies in certain subsidiaries, mainly U.S. and U.K. entities, and represents the bulk of foreign exchange risk in our nontrading portfolio.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	214
Annual Report 2011 on Form 20-F

In addition to the above risks, the Nontrading Market Risk Management team has the mandate to monitor and manage risks arising from our equity compensation plans and pension liabilities. It also manages risks related to asset management activities, primarily resulting from guaranteed funds. Moreover, our Private and Business Clients, Global Transaction Banking and Private Wealth Management businesses are subject to model risk with regard to client deposits as well as savings and loan products. This risk materializes if client behavior in response to interest rate movements deviates substantially from historical observed values.

The Risk Executive Committee and the Capital and Risk Committee supervise nontrading market risk exposures. Investment proposals for strategic investments are analyzed by the Group Investment Committee. Depending on the size, any strategic investment requires approval from the Group Investment Committee, the Management Board or the Supervisory Board. The development of strategic investments is monitored by the Group Investment Committee on a regular basis. Multiple members of the Capital and Risk Committee & Risk Executive Committee are also members of the Group Investment Committee, ensuring a close link between these committees.

Assessment of Market Risk in Nontrading Portfolios (excluding Postbank)

Market risk is quantified through the use of stress testing procedures. We use stress tests that are specific to each risk class and which consider, among other factors, large historically observed market moves, the liquidity of each asset class, and changes in client behavior in relation to deposit products. This assessment forms the basis of the economic capital calculations which enable us to actively monitor and manage our nontrading market risk.

Assessment of Market Risk in the Nontrading Portfolios at Postbank

Postbank uses the value-at-risk concept to quantify and monitor the market risk it assumes in the banking book. Value-at-risk is calculated using a Monte Carlo Simulation method. The risk factors taken into account in value-at-risk include interest rates, equity prices, foreign exchange rates, and volatilities, along with risks arising from changes in credit spreads. Correlation effects between the risk factors are derived from equally-weighted historical data.

Deutsche Bank does not use Postbank’s value-at-risk measure for its nontrading market risks. The risks from Postbank are however, integrated into the Group’s economic capital results.

Economic Capital Usage for Our Nontrading Market Risk Portfolios per Business Area

The table below shows the economic capital usage for our nontrading portfolios by business division and includes the economic capital usage of Postbank calculated using our methodology.

in € m.	Dec 31, 2011	Dec 31, 2010
CIB	972	1,351

PCAM	3,376	3,524

Corporate Investments	1,418	1,051

Consolidation & Adjustments	1,512	814

Total	7,278	6,740

Nontrading market risk economic capital usage totaled € 7.3 billion as of December 31, 2011, which is € 0.5 billion, or 8%, above our economic capital usage at year-end 2010.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	215
Annual Report 2011 on Form 20-F

The decrease in Corporate and Investment Bank (“CIB”) nontrading market risk economic capital of € 379 million was mainly driven by the transfer of a subordinated loan to Corporate Investments, and various sales within Corporate and Investment Bank’s investment portfolio.

Economic capital usage for Private Clients and Asset Management (“PCAM”) decreased by €148 million in 2011. The decrease was mainly caused by lower economic capital usage of Asset Management’s Guaranteed Funds portfolio (decreased by € 504 million), caused by changes to the fund population, portfolio composition and by optimized maturity profiles. Asset sales within the Sal.Oppenheim portfolio further reduced economic capital by € 150 million. These exposure reductions were partly offset by the additional economic capital usage for our increased stake in Hua Xia Bank Company Limited (€ 619 million).

The increase in Corporate Investments (“CI”) economic capital of € 367 million was mainly triggered by the above mentioned transfer of a subordinated loan and increased exposure in various other assets with an economic capital increase of € 194 million. The major change in Consolidation & Adjustments was driven by an increase of structural foreign exchange risk of € 533 million.

Carrying Value and Economic Capital Usage for Nontrading Market Risk Portfolios

In 2011, the classification of the major categories was redefined for our nontrading portfolios closely aligning them to the internal risk management and governance process.

The table below shows the carrying values and economic capital usage separately for our nontrading portfolios for 2011 and the respective 2010 using the same categorization.

	Carrying value		Economic capital usage
in € bn.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010
Strategic Investments	2.9	2.1	1.2	0.6

Alternative Assets [1]	6.9	8.7	2.2	2.5
Principal Investments	2.6	3.7	0.9	1.0
Other Non Strategic Investment Assets	4.3	5.0	1.3	1.5

Other nontrading market risks [2]	N/A	N/A	3.9	3.6

Total	9.8	10.8	7.3	6.7

[1]	Includes investments held by Postbank with carrying value of € 1.5 billion (2010: € 1.9 billion) and EC of € 0.0 billion (2010: € 0.1 billion).
[2]	N/A indicates that the risk is mostly related to off-balance sheet and liabilities items; includes EC of € 0.9 billion (2010: € 0.9 billion) related to Postbank.

The total economic capital figures for nontrading market risk currently do not take into account diversification benefits between the asset categories except for those of equity compensation and structural foreign exchange risk and pension risk.

—	Strategic Investments. Economic capital usage of € 1.2 billion as of December 31, 2011 was mainly driven by our participations in Hua Xia Bank Company Limited and Abbey Life Assurance Company.
—

Alternative assets. The alternative assets portfolio includes principal investments, real estate investments (including mezzanine debt) and small investments in hedge funds. Principal investments are composed of direct investments in private equity, mezzanine debt, short-term investments in financial sponsor leveraged buy-out funds, bridge capital to leveraged buy-out funds and private equity led transactions. The alternative assets portfolio has some concentration in infrastructure and real estate assets. Total economic capital usage for this portfolio was € 2.2 billion as of December 31, 2011.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	216
Annual Report 2011 on Form 20-F

— Other nontrading market risks:

—     Interest Rate Risk. Besides the allocation of economic capital to outright interest rate risk in the nontrading market risk portfolio, a main component in this category is the maturity transformation of contractually short term deposits. The effective duration of contractually short term deposits is based upon observable client behavior, elasticity of deposit rates to market interest rates (DRE), volatility of deposit balances and Deutsche Bank’s own credit spread. Economic capital is derived by stressing modeling assumptions in particular the DRE – for the effective duration of overnight deposits. Behavioral and economic characteristics are taken into account when calculating the effective duration and optional exposures from our mortgages business. In total the economic capital usage was € 1.5 billion for interest rate risk as of December 31, 2011 mainly driven by Private Business Clients including Postbank, BHW and DB Bauspar.

—    Equity Compensation Risk. Risk arising from structural short position in our own share price arising from restricted equity units. The economic capital usage was € (101) million as of December 31, 2011, on a diversified basis. The negative contribution to our diversified economic capital was derived from the fact that a reduction of our share price in a downside scenario as expressed by economic capital calculation methodology would reduce the negative impact on our capital position from the equity compensation liabilities.

—    Pension Risk. Risk arising from our defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. Economic capital usage, excluding Postbank, was € 141 million as of December 31, 2011. The economic capital charge allocated at Deutsche Bank Group level for respective pension risks of Postbank amounted to € 50 million.

—    Structural Foreign Exchange Risk. Our foreign exchange exposure arising from unhedged capital and retained earnings in non-euro currencies in certain subsidiaries. The economic capital usage was € 1.5 billion as of December 31, 2011 on a diversified basis.

— Guaranteed Funds. Economic capital usage was € 931 million as of December 31, 2011.

Value-at-Risk of the Banking Book at Postbank

The following table shows the value-at-risk of Postbank’s banking book (calculated with a 99 % confidence level and a one-day holding period). The calculation incorporates all substantial market risk-bearing positions in the banking book, with the majority of the exposure arising from interest rate and credit spread risks.

in € m.	Dec 31, 2011	Dec 31, 2010
Average[1]	109.1	–

Maximum[1]	139.7	–

Minimum[1]	77.7	–

Period-end	139.7	121.6

Limit at period-end	165.0	152.3

[1]	In 2010 the average, maximum and minimum value-at-risk had no material variance for the period since consolidation of Postbank.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	217
Annual Report 2011 on Form 20-F

Operational Risk

Definition of Operational Risk

“Operational risk is the potential for failure (incl. the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships.”

Operational risk excludes business and reputational risk.

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	218
Annual Report 2011 on Form 20-F

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
—

Key Risk Indicators (“KRI”) are used to monitor the operational risk profile and alert the organization to impending problems in a timely fashion. They allow via our tool “dbScore” the monitoring of the bank’s control culture and business environment and trigger risk mitigating actions. KRIs facilitate the forward looking management of operational risk based on early warning signals returned by the KRIs and as such an allocation of capital via the qualitative adjustment.

—

In our bottom-up self assessment process, which is conducted at least annually, areas with high risk potential are highlighted and risk mitigating measures to resolve issues are identified. In general, it is performed in our tool “dbSAT”. On a regular basis we conduct risk workshops aiming to evaluate risks specific to countries and local legal entities we are operating in and take appropriate risk mitigating actions.

—

In addition to internal and external loss information scenarios are utilized and actions are derived from them. The set of scenarios consists of relevant external scenarios provided by a public database and internal scenarios. The latter are derived to achieve full coverage of the risks.

—

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

—	We assess and approve the impact of changes to the Group’s risk profile as a result of new products, outsourcings, strategic initiatives and acquisitions and divestments.
—

Once operational risks are identified, mitigation is required following the “as low as reasonably practicable (ALARP)” principle by balancing the cost of mitigation with the benefits thereof and formally accepting the residual risk. Risks which contravene applicable national or international regulations and legislation cannot be accepted; once identified, such risks must always be mitigated.

—

Within our tracking tool “dbTrack” we monitor risk mitigating measures identified via Operational Risk Management techniques for resolution. Higher than important residual operational risks need to be accepted by the ORMC.

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

—	A standardised quality assurance process is applied to quality review risk management decisions and model inputs.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	219
Annual Report 2011 on Form 20-F

Measuring Our Operational Risks

The increase in economic capital is primarily explained by the implementation of a new safety margin applied in our AMA model, intended to cover unforeseen legal risks from the current financial crisis.

in € m.	Dec 31, 2011	Dec 31, 2010
CIB	3.873	2.735

PCAM	917	939

CI	56	8

Total economic capital usage for operational risk	4.846	3.682

We calculate and measure the economic and regulatory capital for operational risk using the internal AMA methodology. Economic capital is derived from the 99.98 % percentile and allocated to the businesses and used in performance measurement and resource allocation, providing an incentive to manage operational risk, optimizing economic capital utilization. The regulatory capital operational risk applies the 99.9 % percentile. Our internal AMA capital calculation is based upon the loss distribution approach. Gross losses adjusted for direct recoveries from historical internal and external loss data (Operational Riskdata eXchange Association (ORX) consortium data and external scenarios from a public database), plus internal scenario data are used to estimate the risk profile (that is, a loss frequency and a loss severity distribution). Thereafter, the frequency and severity distributions are combined in a Monte Carlo Simulation to generate losses over a one year time horizon. Finally, the risk mitigating benefits of insurance are applied to each loss generated in the Monte Carlo Simulation. Correlation and diversification benefits are applied to the net losses in a manner compatible with regulatory requirements to arrive at a net loss distribution at the Group level covering expected and unexpected losses. Capital is then allocated to each of the business divisions and both a qualitative adjustment (“QA”) and an expected losses deduction are made.

The QA reflects the effectiveness and performance of the day-to-day operational risk management activities via KRIs and self assessment scores focusing on the business environment and internal control factors. QA is applied as a percentage adjustment to the final capital number. This approach makes qualitative adjustment transparent to the management of the businesses and provides feedback on their risk profile as well as on the success of their management of operational risk. It thus provides incentives for the businesses to continuously improve Operational Risk Management in their areas.

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

Our Operational Risk Management Stress Testing Concept

We conduct stress testing on a regular basis and isolated from our AMA methodology to analyze the impact of extreme situations on our capital and the profit-and-loss account. In 2011 we introduced a quarterly stress test which is based on impact assessments related to three different stress scenarios with gradually increasing intensity. Additionally, we perform complementary sensitivity analysis and contribute to firm wide stress tests including reverse stress testing.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	220
Annual Report 2011 on Form 20-F

Our AMA Model Validation and Quality Assurance Concept

We independently validate all our AMA model components such as but not limited to scenario analysis, KRIs and risk assessments, expected loss and internal loss data individually. The results of the validation exercise are summarized in validation reports and issues identified followed up for resolution. By this a permanent enhancement of the methodologies is ensured. Quality Assurance reviews are performed for AMA model components which require data input provided by Business Divisions and result in capital impact. The data and information is challenged and compared across Business Divisions to ensure consistency and adequacy for any capital reduction or add-on.

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

The regulatory capital figure includes a deduction for insurance coverage amounting to € 491 million. Currently, no other risk transfer techniques beyond insurance are recognized in the AMA model.

CI/D selects insurance partners in strict compliance with the regulatory requirements specified in the Solvency Regulations and the Operational Risks Experts Group recommendation on the recognition of insurance in advanced measurement approaches. The insurance portfolio, as well as CI/D activities are audited by Group Audit on a periodic basis.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	221
Annual Report 2011 on Form 20-F

Operational Risk at Postbank

Postbank’s approach to Operational Risk Management is largely comparable to Deutsche Bank’s approach. The Management Board of Postbank is solely responsible for the management, control, and monitoring of operational risk. The Operational Risk Committee (ORK) commissioned by the Postbank Management Board defines the strategy and framework for controlling operational risk. Day-to-day management of operational risk is the responsibility of the individual units within Postbank. Strategic parameters for managing operational risk, both qualitative as well as quantitative, are part of the overall strategy.

At Postbank the economic capital requirements for operational risk both for Postbank as a whole and for the four business divisions individually have been determined using a standalone internal capital model to calculate capital requirements for operational risk. Postbank received the approval by the BaFin for their AMA in December 2010.

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

Liquidity Risk at Deutsche Bank Group (excluding Postbank)

Liquidity risk management safeguards our ability to meet all payment obligations when they come due. Our liquidity risk management framework has been an important factor in maintaining adequate liquidity and in managing our funding profile during 2011.

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

Our cash-flow based reporting system provides daily liquidity risk information to global and regional management.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	222
Annual Report 2011 on Form 20-F

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

Short-term Liquidity and Wholesale Funding

Our Group-wide reporting system tracks all contractual cash flows from wholesale funding sources on a daily basis over a 12-month horizon. The system captures all cash flows from unsecured as well as from secured funding transactions. Wholesale funding limits, which are calibrated against our stress testing results and are approved by the Management Board according to internal governance, express our maximum tolerance for liquidity risk. These limits apply to the respective cumulative global cash outflows as well as the total volume of unsecured wholesale funding and are monitored on a daily basis. Our liquidity reserves are the primary mitigant against stresses in short-term wholesale funding markets. At an individual entity level we may set liquidity outflow limits across a broader range of cash flows where this is considered to be meaningful or appropriate.

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

In 2011 we continued to focus on increasing our stable core funding components, while maintaining access to short-term wholesale funding markets, albeit on a relatively low level. Discretionary wholesale funding comprises a range of products e.g. CD, CP as well as term, call and overnight deposits across tenors up to one year. The acquisition of Postbank significantly increased the volume of our core funding sources. Postbank’s status as a regulated bank and publicly traded company, however, limits our access to its liquidity.

The overall volume of discretionary wholesale funding and secured funding fluctuated between reporting dates based on our underlying business activities. Higher volumes, primarily in secured funding transactions, are largely driven by increased client related securities financing activities as well as intra quarter growth in liquid trading inventories. The growth in discretionary wholesale funding during the year 2011 is mainly a reflection of the growth in cash and liquid trading assets within our Corporate Banking & Securities Corporate Division.

To avoid any unwanted reliance on these short-term funding sources, and to ensure a sound funding profile at the short end, which complies with the defined risk tolerance, we have implemented limit structures (across tenor) to these funding sources, which are derived from our stress testing analysis.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	223
Annual Report 2011 on Form 20-F

The following chart shows the composition of our external funding sources (on a consolidated basis including the contribution from Postbank) that contribute to the liquidity risk position as of December 31, 2011 and December 31, 2010, both in euro billion and as a percentage of our total external funding sources.

Funding Matrix

We map all funding-relevant assets and all liabilities into time buckets corresponding to their economic maturities to compile a maturity profile (funding matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we determine individual liquidity profiles reflecting their relative liquidity value. We take assets and liabilities from the retail bank (mortgage loans and retail deposits) that show a behavior of being renewed or prolonged regardless of capital market conditions and assign them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	224
Annual Report 2011 on Form 20-F

The funding matrix identifies the excess or shortfall of assets over liabilities in each time bucket, facilitating management of open liquidity exposures. The funding matrix analysis together with the strategic liquidity planning process, which forecasts the funding supply and demand across business units, provides the key input parameter for our annual capital market issuance plan. Upon approval by the Management Board the capital market issuance plan establishes issuing targets for securities by tenor, volume and instrument. As of the year-end 2011, we were long funded in each of the annual time buckets of the funding matrix (2-10 years).

Funding and Issuance

2011 can be divided into two halves which were dominated by the evolution of the eurozone sovereign crisis: a fairly stable first six months during which our five year CDS traded in a tight range of 82 – 132 bps, averaging 98 bps and, in contrast, a volatile second six months during which our CDS traded in range of 99 – 316 bps, averaging 184 bps over the period. Although the spreads of our bonds did not exhibit the same level of volatility, a similar contrast between first six months and second half six months could be observed.

Nonetheless, we issued in benchmark format in both six-month periods. By the end of first six months 2011, we raised € 13.3 billion of our yearly requirement of € 19 billion. Over the course of the second half year 2011, we raised a further € 9.2 billion, taking the total to € 22.5 billion for the year, € 3.5 billion more than originally planned. Particularly noteworthy was a € 1.5 billion 2 year note, issued in September 2011. With our second Pfandbrief issuance of € 1 billion in March 2011 we further demonstrated our market access to an alternative, cost efficient funding source.

The average spread of our issuance over the relevant floating index (e.g. Libor) was 65 bps for the full year without material differences between the first half year and the second half year. In response to the weaker market in second half year however, we shortened the average tenor of our issuance from approximately 5 years in the first half year to approximately 4 years in the second half year, resulting in an average of 4.3 years for our issuance for the full year.

In 2012, we have modest refinancing needs of € 15-20 billion. We remain confident in our ability to raise private market funding through a variety of channels including benchmark issuances, private placements, covered bonds as well as retail networks and believe we are not overly dependent on any one market segment.

For information regarding the maturity profile of our long-term debt, please refer to Note 31 “Long-Term Debt and Trust Preferred Securities” of our consolidated financial statements.

Transfer Pricing

We operate a transfer pricing framework that applies to all businesses and ensures pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their funding maturity and (iii) contingent liquidity exposures in accordance with the cost of providing for commensurate liquidity reserves to fund unexpected cash requirements.

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	225
Annual Report 2011 on Form 20-F

Stress Testing and Scenario Analysis

We use stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios we apply have been based on historic events, such as the 1987 stock market crash, the 1990 U.S. liquidity crunch and the September 2001 terrorist attacks, liquidity crisis case studies and hypothetical events.

Also incorporated are the lessons learned from the latest financial markets crisis. They include the prolonged term money-market and secured funding freeze, collateral repudiation, reduced fungibility of currencies, stranded syndications as well as other systemic knock-on effects. The scenario types cover institution-specific events (e.g. rating downgrade), market related events (e.g. systemic market risk) as well as a combination of both, which links a systemic market shock with a multi-notch rating downgrade. Those scenarios are subject to regular reviews and reappraisal.

Under each of these scenarios we assume a high degree of roll-overs of maturing loans to non-wholesale customers whereas rollover of liabilities will be partially impaired resulting in a funding gap. In addition we analyze the potential funding requirements from off-balance sheet commitments (e.g. drawings of credit facilities and increased collateral requirements) which could materialize under stress. We then model the steps we would take to counterbalance the resulting net shortfall in funding. Countermeasures would include the Group’s available cash and cash equivalents (over and above cash balances which form an integral part of our existing clearing and settlement activities), as well as asset liquidity from unencumbered securities.

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

The most immediately liquid and highest quality items within the above categories are aggregated and separately identified as our liquidity reserves. These reserves comprise available cash and cash equivalents, highly liquid securities as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of expected stress result. These reserves are held across the major currencies and locations on which the bank is active. Size and composition are subject to regular senior management review. The following table presents the composition of our liquidity reserves for the dates specified.

in € bn.	Dec 31, 2011	Dec 31, 2010
Available cash and cash equivalents (held primarily at central banks)	136	66

Highly liquid securities (includes government, government guaranteed and agency securities)	65	52

Other unencumbered central bank eligible securities	18	32

Total liquidity reserves	219	150

Stress testing is fully integrated in our liquidity risk management framework. For this purpose we use the contractual wholesale cash flows per currency and product over an eight-week horizon (which we consider the most critical time span in a liquidity crisis) and apply the relevant stress case to all potential risk drivers from on balance sheet and off balance sheet products. Beyond the eight week time horizon we analyze on a quarterly basis the impact of a more prolonged stress period extending out to twelve months, together with mitigation actions which may include some change of business model. The liquidity stress testing provides the basis for the bank’s contingency funding plans which are approved by the Management Board.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	226
Annual Report 2011 on Form 20-F

Our stress testing analysis assesses our ability to generate sufficient liquidity under extreme conditions and is a key input when defining our target liquidity risk position. The analysis is performed monthly. The following table shows stress testing results as of December 31, 2011. For each scenario, the table shows what our cumulative funding gap would be over an eight-week horizon after occurrence of the triggering event, how much counterbalancing liquidity we could generate via different sources as well as the resulting net liquidity position.

in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	45	226	181

Emerging markets	18	232	215

1 notch downgrade (DB specific)	45	233	188

Downgrade to A-2/P-2 (DB specific)	168	246	78

Combined [3]	190	241	51

[1]	Funding gap caused by impaired rollover of liabilities and other projected outflows.

[2]	Based on liquidity generation through countermeasures.

[3]	Combined impact of systemic market risk and downgrade to A-2/P-2.

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

Liquidity Risk at Postbank

In general, Postbank’s Financial Markets division is responsible for the centralized operational management of liquidity risk. BHW Bausparkasse AG and its foreign subsidiaries in New York and Luxembourg manage their risks independently using uniform Postbank group-wide procedures and processes. In the event of a liquidity shock, the Liquidity Crisis Committee has clear responsibility and authority over all Postbank units responsible for portfolios as well as all portfolio units at its subsidiaries and foreign branches.

Postbank’s overarching risk strategy encompasses its strategy for management of liquidity risk. The goal of liquidity management is to ensure that Postbank is solvent at all times—not only under normal conditions, but also in stress situations. Due to its strategic focus as a retail bank, Postbank enjoys a strong refinancing base in its customer business and is therefore relatively independent of the money and capital markets. To guard against unexpected cash outflows, an extensive portfolio consisting of unencumbered highly liquid and ECB-eligible securities is held that can be used to obtain liquidity rapidly through private markets or via regular central bank operations. To ensure the additional diversification of its refinancing activities, Postbank has a Pfandbrief license allowing it to issue public sector Pfandbriefe and mortgage Pfandbriefe.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	227
Annual Report 2011 on Form 20-F

At Postbank Liquidity Risk Controlling (until September 30, 2011, Market Risk Controlling) assesses the liquidity status of Postbank each business day on the basis of liquidity gap analyses and cash flow forecasts, with operational management of risk being performed on the basis of the liquidity status. Risk management is also based on a series of more far-reaching analyses of liquidity management, in addition to regular Postbank’s Group-wide liquidity and issue planning and also includes regular stress testing. The stress test results as of year-end 2011 support the comfortable liquidity position of Postbank Group. Even under the combined stress impact of the extreme scenario a comfortable liquidity surplus can be observed. This is not least due to the stability of customer deposits and Postbank’s extensive portfolio of ECB-eligible securities.

Maturity Analysis of Financial Liabilities

The following table presents a maturity analysis of the earliest contractual undiscounted cash flows for financial liabilities as of December 31, 2011, and 2010.

Dec 31, 2011
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	99,047	–	–	–	–

Interest bearing deposits	163,620	277,462	30,600	21,736	16,008

Trading liabilities [1]	63,886	–	–	–	–

Negative market values from derivative financial instruments[1]	838,817	–	–	–	–

Financial liabilities designated at fair value through profit or loss	99,182	45,211	6,204	6,695	9,189

Investment contract liabilities[2]	–	604	840	1,338	4,643

Negative market values from derivative financial instruments qualifying for hedge accounting[3]	452	135	11	1,018	3,170

Central bank funds purchased	2,866	2,050	–	–	–

Securities sold under repurchase agreements	24,781	4,975	1,022	–	19

Securities loaned	7,643	38	–	–	451

Other short-term borrowings	48,879	15,471	1,330	–	–

Long-term debt	3,608	9,691	26,100	83,610	68,256

Trust preferred securities	–	167	3,163	5,966	6,359

Other financial liabilities	143,375	3,788	345	660	47

Off-balance sheet loan commitments	87,433	–	–	–	–

Financial guarantees	23,684	–	–	–	–

Total [4]	1,607,273	359,592	69,615	121,025	108,142

[1]

Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

[2]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 “Insurance and Investment Contracts” for more detail on these contracts.

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

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	228
Annual Report 2011 on Form 20-F

Dec 31, 2010
in € m.	On demand		Due within 3 months		Due between 3 and 12 months		Due between 1 and 5 years	Due after 5 years

Noninterest bearing deposits	89,068		–		–		–	–

Interest bearing deposits[1]	120,154		253,772		31,725		26,178	13,087

Trading liabilities[2]	68,859		–		–		–	–

Negative market values from derivative financial instruments[2,3]	647,195		–		–		–	–

Financial liabilities designated at fair value through profit or loss	94,948	[4,5]	65,093	[5]	8,348	[5]	8,057	3,736

Investment contract liabilities[6]	–		572		888		1,367	5,071

Negative market values from derivative financial instruments qualifying for hedge accounting[7]	852		141		256		1,113	4,257

Central bank funds purchased	4,456		1,848		–		–	–

Securities sold under repurchase agreements	2,384		14,570		3,056		1,585	23

Securities loaned	3,024		54		–		–	198

Other short-term borrowings	49,904		13,439		1,495		–	–

Long-term debt	1,695		11,647		16,879		80,713	58,153

Trust preferred securities	–		–		2,434		4,481	5,335

Other financial liabilities	119,693		6,160		268		516	22

Off-balance sheet loan commitments	79,522	[4]	–		–		–	–

Financial guarantees	23,272	[4]	–		–		–	–

Total[8]	1,305,026		367,298		65,351		124,011	89,881

[1] The maturity split for building saving deposits included in interest bearing deposits was adjusted to reflect the earliest contractual maturity or first call. Previously the maturity split was based on expected maturities.

[2] Trading liabilities and derivatives not qualifying for hedge accounting balances are recorded at fair value. We believe that this best represents the cash flow that would have to be paid if these positions had to be closed out. Trading liabilities and derivatives not qualifying for hedge accounting balances are shown within “on demand” which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may however extend over significantly longer periods.

[3] The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective reduction of € 24 million in the acquisition date fair value of net assets acquired. For more information please refer to Note 04 “Acquisitions and Dispositions”.

[4] Prior year numbers have been restated by € 20.8 billion due to the notional amount of some FVO loan commitments which were included in off-balance sheet loan commitments. Furthermore they were adjusted by € 5.7 billion due to the notional amount of some FVO financial guarantees which were included in financial guarantees. Now they are correctly included within financial liabilities designated at fair value through profit and loss.

[5] Prior year numbers have been restated. The amounts for certain FVO securities sold under repurchase agreement were moved from the time buckets “due within 3 months” and “due between 3 and 12 months” to “on demand”.

[6] These are investment contracts where the policy terms and conditions result in their redemption value equalling fair value. See Note 40 “Insurance and Investment Contracts” for more detail on these contracts.

[7] Derivatives designated for hedge accounting are recorded at fair value and are shown in the time bucket at which the hedged relationship is expected to terminate.

[8] The balances in the table do not agree to the numbers in the Group balance sheet as the cash flows included in the table are undiscounted. This analysis represents the worst case scenario for the Group if they were required to repay all liabilities earlier than expected. We believe that the likelihood of such an event occurring is remote. Interest cash flows have been excluded from the table.

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

The allocation of capital, determination of our funding plan and other resource issues are framed by the Capital and Risk Committee.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	229
Annual Report 2011 on Form 20-F

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

Our core currencies are euro, U.S. dollar and pound sterling. Treasury manages the sensitivity of our capital ratios against swings in core currencies. The capital invested into our foreign subsidiaries and branches in non-core currencies is largely hedged against foreign exchange swings, except for the Chinese yuan which we currently do not hedge. Treasury determines which currencies are to be hedged, develops suitable hedging strategies and finally executes these hedges.

Treasury is represented on the investment committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation ensures that pension assets are aligned with pension liabilities, thus protecting the bank’s capital base.

Treasury constantly monitors the market for liability management trades. Such trades represent an anticyclical opportunity to create Core Tier 1 capital by buying back Deutsche Bank’s issuances below par.

The Core Tier 1 capital ratio amounted to 9.5% at year-end 2011. It is already above the 9% level proposed by the European Banking Authority (EBA) and agreed by the European Council for the EU-Wide Capital Exercise, ahead of the June 30, 2012 deadline. It also covers the shortfall of € 388 million in relation to European Economic Area sovereign exposure which was determined as at September 30, 2011 solely for the purposes of the EU-Wide Capital Exercise. We will strive to adhere to the 9% threshold by June 30, 2012.

In the first quarter 2011, we changed the methodology used for allocating average active equity to the business segments and to Consolidation & Adjustments in proportion to their regulatory requirements. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of our overall economic risk exposure or regulatory capital demand. In 2011, we derive our internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If our average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

During the period from the 2010 Annual General Meeting (May 27, 2010) until the 2011 Annual General Meeting (May 26, 2011), 28.5 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 22.0 million of the shares purchased were used for equity compensation purposes and 6.5 million shares were used to increase the Group’s Treasury position for future equity compensation. 9.8 million shares were purchased from January 1, 2011 until May 26, 2011, none of which via sold put options. In addition, 10.0 million physically settled call options were purchased in first quarter 2011 to hedge existing equity compensation awards. These call options have a remaining maturity of more than 18 months and were purchased under the above mentioned authorization from the Annual General Meeting to buy back shares by using derivatives. In second quarter 2011, the Group restructured 15.3 million existing call options in order to allow physical settlement according to the above mentioned authorization. These call options have a remaining maturity below 18 months. As of the 2011 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 7.6 million.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	230
Annual Report 2011 on Form 20-F

The 2011 Annual General Meeting granted the Group’s management board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2010 Annual General Meeting. During the period from the 2011 Annual General Meeting until December 31, 2011, 27.4 million shares were purchased, thereof 10.9 million of the shares purchased were used for equity compensation purposes and 16.5 million shares were used to increase the Group’s Treasury position for future equity compensation. As of December 31, 2011, the number of shares held in Treasury from buybacks totaled 24.1 million.

To take advantage of Deutsche Bank’s low share price in the third quarter 2011, Treasury unwound the 10.0 million physically settled call options purchased in first quarter 2011 and entered into new 10.0 million physically settled call options with significant lower strike prices. These call options were purchased under the authorization by the 2011 Annual General Meeting. From the 10.0 million call options, 6.0 million have a remaining maturity of more than 18 months. In addition to these 10 million call options, Treasury restructured additional call options to further hedge the Group’s obligation to deliver shares for equity compensation purposes.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2011, amounted to € 12.7 billion compared to € 12.6 billion as of December 31, 2010. This increase was mainly due to the foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. In 2011, the Group neither raised nor redeemed any hybrid Tier 1 capital.

In 2011, the Group did not issue any lower Tier 2 capital (qualified subordinated liabilities). Profit participation rights amounted to € 1.2 billion as of December 31, 2011, unchanged to December 31, 2010. Total lower Tier 2 capital as of December 31, 2011, amounted to € 9.4 billion compared to € 10.7 billion as of December 31, 2010. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2011, unchanged to December 31, 2010.

Capital Management at Postbank

Postbank manages its capital by continuously monitoring capital supply and demand. Capital management aims at regulatory as well as at economic capital adequacy, in line with the concept of risk bearing capacity. In general, the capital allocation requires an appropriate return on regulatory capital demand. The capital allocation is approved by Postbank’s Management Board based on a multiyear plan.

The regulatory and economic capital demand is continously monitored to adjust the available capital if required. Capital demand forecasts are regularly determined and carried forward based on the planned development of the business volume and results as well as expected risk parameter changes. Capital ratios are managed in compliance with the Postbank’s Management Board approved statutory guidelines, by steering the existing and new transaction volume, by issuance of Tier 1 and Tier 2 capital instruments or by executing risk mitigating capital market transactions.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and other Risk	231
Annual Report 2011 on Form 20-F

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

Leverage Ratio (Target Definition): We calculate our leverage ratio as a non-GAAP financial measure by dividing total assets by total equity. We disclose an adjusted leverage ratio, which is calculated using a target definition, for which the following adjustments are made to the reported IFRS assets and equity:

—

Total assets under IFRS are adjusted to reflect additional netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognized amounts; and (2) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the target definition of the leverage ratio.

—

Total equity under IFRS is adjusted to reflect pro-forma fair value gains and losses on our own debt (post-tax, estimate assuming that substantially all of our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with competitors. The target definition of the leverage ratio is used consistently throughout the Group in managing the business. There will still be differences in the way competitors calculate their leverage ratios compared to our target definition of the leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies’ leverage ratios without considering the differences in the calculation. Our leverage ratio according to our target definition is not likely to be identical to, nor necessarily indicative of, what our leverage ratio would be under any current or future bank regulatory leverage ratio requirement.

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	232
Annual Report 2011 on Form 20-F

The following table presents the adjustments made in calculating our leverage ratio according to the target definition.

in € bn.	Dec 31, 2011	Dec 31, 2010
Total assets (IFRS)	2,164	1,906

Adjustment for additional derivatives netting	(782)	(601)

Adjustment for additional pending settlements netting	(105)	(86)

Adjustment for additional reverse repo netting	(10)	(8)

Total assets (adjusted)	1,267	1,211

Total equity (IFRS)	54.7	50.4

Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax) [1]	4.5	2.0

Total equity (adjusted)	59.2	52.4

Leverage ratio based on total equity

According to IFRS	40	38

According to target definition	21	23

1	The estimated cumulative tax effect on pro-forma fair value gains (losses) on such own debt was € (2.4) billion and € (1.1) billion at December 31, 2011 and December 31, 2010, respectively.

As of December 31, 2011, on a consolidated basis our leverage ratio according to our target definition of 21 has further reduced compared to the prior year-end, and is well below our leverage ratio target of 25. Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 40 as of December 31, 2011, a slight increase compared to 38 at the end of 2010.

Overall Risk Position

Economic Capital

To determine our overall (nonregulatory) risk position, we generally consider diversification benefits across risk types except for business risk, which we aggregate by simple addition.

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified.

in € m.	Dec 31, 2011	Dec 31, 2010
Economic capital usage

Credit risk	12,812	12,785

Market Risk	12,003	13,160
Trading market risk	4,724	6,420
Nontrading market risk	7,278	6,740

Operational risk	4,846	3,682

Diversification benefit across credit, market and operational risk	(4,264)	(3,534)

Sub-total credit, market and operational risk	25,397	26,093

Business risk	980	1,085

Total economic capital usage	26,377	27,178

Deutsche Bank	Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk	233
Annual Report 2011 on Form 20-F

As of December 31, 2011, our economic capital usage totaled € 26.4 billion, which is € 801 million, or 3%, below the € 27.2 billion economic capital usage as of December 31, 2010. The lower overall risk position was mainly driven by decreases in trading market risk economic capital reflecting risk reductions as well as defensive positioning, off-set by higher operational risk economic capital principally reflecting a new safety margin intended to cover unforeseen legal risks from the current financial crisis.

As of December 31, 2011, the economic capital usage included € 4.3 billion in relation to Postbank, which is € 259 million or 6 % lower than the € 4.6 billion economic capital as at December 31, 2010. This decrease reflects de-risking effects, resulting in a credit risk economic capital reduction of € 1.3 billion, which was partially offset by parameter and model alignment related increases, also in credit risk related economic capital, of € 947 million.

Our economic capital usage for credit risk totaled € 12.8 billion as of December 31, 2011. The increase of € 27 million, a change below 1%, primarily reflects the effects from our risk reduction initiatives, compensated by the impact from regular recalibrations of the credit risk parameters and other refinements of the credit risk model mainly in relation to Postbank.

Our economic capital usage for market risk decreased by € 1.2 billion, or 9%, to € 12.0 billion as of December 31, 2011. The reduction was driven by trading market risk, which decreased by € 1.7 billion, or 26%, primarily driven by the above mentioned risk reductions and defensive positioning resulting in a lower market risk profile. Non trading market risk economic capital usage increased by € 538 million, or 8%, primarily reflecting the increase in strategic investment and structural FX positions, which was partially offset by lower economic capital for our Guaranteed Funds portfolio as well as asset sales.

Our economic capital usage for operational risk increased by € 1.2 billion, or 32%, to € 4.8 billion as of December 31, 2011. The increase is primarily due to the implementation of a new safety margin applied in our AMA model, intended to cover unforeseen legal risks from the current financial crisis.

Business risk economic capital usage, consisting of a strategic risk and a tax risk component, totaled € 980 million as of December 31, 2011 reflecting a moderate reduction of € 105 million or 10 % in comparison to an economic capital usage of 1.1 billion as of December 2010.

The diversification effect of the economic capital usage across credit, market and operational risk increased by € 729 million, or 21%, as of December 31, 2011 mainly reflecting changes in risk classes as outlined above and the relatively low correlation of operational risk economic capital with both credit and market risk economic capital.

The table below shows the economic capital usage of our business segments for the dates specified.

in € m.	Dec 31, 2011	Dec 31, 2010
Corporate & Investment Bank	14,469	16,119
Corporate Banking & Securities	13,175	14,828
Global Transaction Banking	1,294	1,291

Private Clients and Asset Management	8,897	9,394
Asset and Wealth Management	1,703	2,717
Private & Business Clients	7,193	6,677

Corporate Investments	1,618	902

Consolidation & Adjustments	1,393	762

Total economic capital requirement	26,377	27,178

Deutsche Bank	Item 12: Description of Securities other than Equity Securities	234
Annual Report 2011 on Form 20-F

The future allocation of economic capital may change to reflect refinements in our risk measurement methodology.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. During 2011 we tightened our capital supply definition for deferred tax assets, fair value adjustments and noncontrolling interests in accordance with regulatory guidance. The prior year comparison information has been adjusted accordingly.

in € m. (unless stated otherwise)	Dec 31, 2011	Dec 31, 2010
Capital Supply
Adjusted Active Book Equity [1]	52,818	48,304
Deferred Tax Assets	(8,737)	(8,341)
Fair Value adjustments [2]	(3,323)	(3,612)
Dividend accruals	697	697
Noncontrolling Interests [3]	694	590
Hybrid Tier 1 capital instruments	12,734	12,593
Tier 2 capital instruments [4]	12,044	12,610

Capital Supply	66,927	62,841

Capital Demand
Economic Capital Requirement	26,377	27,178
Intangibles	15,802	15,594

Capital Demand	42,179	42,772

Internal Capital Adequacy Ratio	159%	147%

[1]	Active Book Equity adjusted for unrealized net gains (losses) on financial assets available for sale, net of applicable tax, and fair value gains on own credit-effect on own liabilities.
[2]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available.
[3]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.
[4]

Tier 2 capital instruments excluding items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG, unrealized gains on listed securities (45 % eligible) and certain haircut-amounts that only apply under regulatory capital assessment.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 159% as of December 31, 2011, compared to 147% as of December 31, 2010. This increase was driven by higher adjusted active book equity and the decrease in capital demand as explained in the above section “Item 11: Overall Risk Position”, which both developed in favor of the ratio.

Item 12: Description of Securities other than Equity Securities

Not required because this document is filed as an annual report and our ordinary shares are not represented by American Depositary Receipts.

Deutsche Bank	Item 15: Controls and Procedures	235
Annual Report 2011 on Form 20-F

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item  15: Controls and Procedures

Disclosure Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2011. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2011.

Management’s Annual Report on Internal Control over Financial Reporting

Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive officer and our principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards. As of December 31, 2011, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that our internal control over financial reporting as of December 31, 2011 was effective based on the COSO framework.

KPMG AG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued an attestation report on our internal control over financial reporting, which attestation report is set forth below.

Deutsche Bank	Item 15: Controls and Procedures	236
Annual Report 2011 on Form 20-F

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited Deutsche Bank Aktiengesellschaft and subsidiaries’ (the “Company” or “Deutsche Bank”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Deutsche Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deutsche Bank	Item 15: Controls and Procedures	237
Annual Report 2011 on Form 20-F

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 8, 2012 expressed an unqualified opinion on those consolidated financial statements.

Frankfurt am Main, Germany

March 8, 2012

KPMG AG

Wirtschaftsprüfungsgesellschaft

Change in Internal Control over Financial Reporting

Effective December 3, 2010, Postbank became a consolidated subsidiary of ours. As a result, our processes and systems for internal control over financial reporting have been expanded to encompass such activities in Postbank. Otherwise, there was no change in our internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Deutsche Bank	Item 16C: Principal Accountant Fees and Services	238
Annual Report 2011 on Form 20-F

Item 16A: Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Clemens Börsig, Dr. Karl-Gerhard Eick and Dr. Theo Siegert, who are members of its Audit Committee, are “audit committee financial experts”, as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. For a description of their experience, please see “Item 6: Directors, Senior Management and Employees – Directors and Senior Management – Supervisory Board.” The audit committee financial experts mentioned above are “independent” as such term is defined in Rule 10A-3 of the Securities Exchange Act of 1934. As a foreign private issuer of common shares listed on the New York Stock Exchange, we are subject to the requirements of this definition.

The German Stock Corporation Act requires for German stock corporations listed in the European Economic Area like us that at least one member of their Supervisory Board is an independent financial expert and, where the Supervisory Board has formed an Audit Committee, that at least one member of the Audit Committee is an independent financial expert. Our Supervisory Board has determined that Dr. Börsig, Dr. Eick and Dr. Siegert are “independent financial experts”, as such term is defined in Sections 100 (5) and 107 (4) of the German Stock Corporation Act.

Item 16B: Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.db.com/ ir/en/content/code_of_ethics.htm, under the heading “Code of Ethics for Senior Financial Officers”. Other than several nonsubstantive changes made in May 2006, April 2010 (based on a decision in March 2010) and November 2011, there have been no amendments or waivers to this code of ethics since its adoption. Information regarding any future amendments or waivers will be published on the aforementioned website.

Item 16C: Principal Accountant Fees and Services

In accordance with German law, our principal accountant is appointed at our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. KPMG AG Wirtschaftsprüfungsgesellschaft was our principal accountant for the 2010 and 2011 fiscal years, respectively.

Deutsche Bank	Item 16C: Principal Accountant Fees and Services	239
Annual Report 2011 on Form 20-F

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by KPMG AG Wirtschaftprüfungsgesellschaft and the worldwide member firms of KPMG International in each of the following categories: (1) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (2) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, and (3) Tax-Related Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (4) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax-Related Fees. These amounts include expenses and exclude Value Added Tax (VAT).

Fee category in € m.	2011	2010
Audit fees	54	53

Audit-related fees	12	9

Tax-related fees	7	7

All other fees	3	2

Total fees	76	71

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

Deutsche Bank	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers	240
Annual Report 2011 on Form 20-F

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountant, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2010 and 2011, the percentage of the total amount of revenue we paid to our principal accountant represented by non-audit services in each category that were subject to such a waiver was less than 5%.

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

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In 2011, we repurchased a total of 37,199,535 shares for group purposes pursuant to share buy-backs authorized by the General Meeting. During the period from January 1, 2011 until the 2011 Annual General Meeting on May 26, 2011, we repurchased 9,786,878 of our ordinary shares pursuant to the authorization granted by the Annual General Meeting on May 27, 2010, at an average price of € 44.86 and for a total consideration of € 439 million. This authorization was replaced by a new authorization to buy back shares approved by the Annual General Meeting on May 26, 2011. Under the new authorization, up to 92,949,964 shares may be repurchased through November 30, 2015. Of these, 46,474,982 shares may be purchased by using derivatives.

Deutsche Bank	Item 16F: Change in Registrant’s Certifying Accountant	241
Annual Report 2011 on Form 20-F

During the period from the 2011 Annual General Meeting until December 31, 2011, we repurchased 27,412,657 shares at an average price of € 32.53 and for a total consideration of € 892 million (excluding option premium). At December 31, 2011, the number of shares held in Treasury from buybacks totaled 24.1 million. This figure stems from 10.0 million shares at the beginning of the year, plus 37.2 million shares from buybacks in 2011, less 23.1 million shares which were used to fulfill delivery obligations in the course of share-based compensation of employees. We did not cancel any shares in 2011.

In addition to these share buy-backs for group purposes, pursuant to shareholder authorizations approved at our 2010 and 2011 Annual General Meetings, we are authorized to buy and sell, for the purpose of securities trading, our ordinary shares through November 30, 2015, provided that the net number of shares held for this purpose at the close of any trading day may not exceed 5 % of our share capital on that day. The gross volume of these securities trading transactions is often large, and even the net amount of such repurchases or sales may, in a given month, be large, though over longer periods of time such transactions tend to offset and are in any event constrained by the 5 % of share capital limit. These securities trading transactions consist predominantly of transactions on major non-U.S. securities exchanges. We also enter into derivative contracts with respect to our shares.

The following table sets forth, for each month in 2011 and for the year as a whole, the total gross number of our shares repurchased by us and our affiliated purchasers (pursuant to both activities described above), the total gross number of shares sold, the net number of shares purchased or sold, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased for group purposes mentioned above and the maximum number of shares that at that date remained eligible for purchase under such programs.

Issuer Purchases of Equity Securities in 2011

Month	Total number of shares purchased	Total number of shares sold	Net number of shares purchased or (sold)	Average price paid per share (in €)	Number of shares purchased for group purposes	Maximum number of shares that may yet be purchased under plans or programs
January	26,585,109	26,537,570	47,539	39.83	–	43,831,903

February	50,526,902	56,229,282	(5,702,380)	45.12	5,814,478	38,017,425

March	31,337,113	31,930,586	(593,473)	42.55	–	38,017,425

April	12,366,408	12,348,578	17,830	41.93	–	38,017,425

May	48,703,971	43,335,146	5,368,825	42.05	5,414,753	32,602,672

June	40,168,089	31,097,666	9,070,423	39.89	9,086,221	83,863,743

July	16,016,596	15,342,120	674,476	38.54	882,961	82,980,782

August	43,197,821	38,726,147	4,471,674	30.34	9,270,863	73,709,919

September	43,630,645	37,059,621	6,571,024	24.39	6,730,259	66,979,660

October	22,211,735	22,241,199	(29,464)	28.94	–	66,979,660

November	22,524,842	27,550,374	(5,025,532)	27.11	–	66,979,660

December	24,469,111	24,888,335	(419,224)	28.40	–	66,979,660

Total 2011	381,738,342	367,286,623	14,451,719	36.10	37,199,535	66,979,660

Item 16F: Change in Registrant’s Certifying Accountant

Not applicable.

Deutsche Bank	Item 16G: Corporate Governance	242
Annual Report 2011 on Form 20-F

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

Deutsche Bank	Item 16G: Corporate Governance	243
Annual Report 2011 on Form 20-F

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

Deutsche Bank	Item 16G: Corporate Governance	244
Annual Report 2011 on Form 20-F

In their last Declaration of Conformity of October 25, 2011 the Management Board and the Supervisory Board of Deutsche Bank stated that they will act in conformity with the recommendations of the Code. The Declaration of Conformity and the amendments are available on Deutsche Bank’s internet website at http://www.deutschebank.com/corporate-governance.

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

Deutsche Bank	Item 16H: Mine Safety Disclosure	245
Annual Report 2011 on Form 20-F

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

Item 16H: Mine Safety Disclosure

Not applicable.

Deutsche Bank	Item 18: Financial Statements	246
Annual Report 2011 on Form 20-F

PART III

Item 17: Financial Statements

Not applicable.

Item 18: Financial Statements

See our consolidated financial statements beginning on page F-5, which we incorporate by reference into this document.

Deutsche Bank	Item 19: Exhibits	247
Annual Report 2011 on Form 20-F

Item 19: Exhibits

We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.1 to our Report on Form 6-K dated December 30, 2011 and incorporated by reference herein.

2.1	The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1	Global Partnership Plan – Equity Units Plan Rules, furnished as Exhibit 4.3 to our 2004 Annual Report on Form 20-F and incorporated by reference herein.

4.2	Equity Units Plan Rules 2010, furnished as Exhibit 4.2 to our 2009 Annual Report on Form 20-F and incorporated by reference herein.

4.3	Equity Units Plan Rules 2011, furnished as Exhibit 4.3 to our 2010 Annual Report on Form 20-F and incorporated by reference herein.

4.4	Equity Units Plan Rules 2012.

7.1	Statement re Computation of Ratio of Earnings to Fixed Charges of Deutsche Bank AG for the periods ended December 31, 2011, 2010, 2009, 2008 and 2007 (also incorporated as Exhibit 12.9 to Registration Statement No. 333-162195 of Deutsche Bank AG).

8.1	List of Subsidiaries.

12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).

13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.

13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.

14.1	Legal Opinion regarding confidentiality of related party customers.

15.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft.

Deutsche Bank	Signatures	248
Annual Report 2011 on Form 20-F

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 20, 2012

Deutsche Bank Aktiengesellschaft

/s/        DR. JOSEF ACKERMANN

Dr. Josef Ackermann

Chairman of the Management Board

/s/        STEFAN KRAUSE

Stefan Krause

Member of the Management Board

Chief Financial Officer

Deutsche Bank Aktiengesellschaft

Consolidated Financial Statements

Deutsche Bank	Consolidated Financial Statements	F-2
Annual Report 2011 on Form 20-F	Deutsche Bank Aktiengesellschaft

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm F-4

Consolidated Financial Statements:

Consolidated Statement of Income for the years ended December 31, 2011,

December 31, 2010 and December 31, 2009. F-5

Consolidated Statement of Comprehensive Income for the years ended December 31, 2011,

December 31, 2010 and December 31, 2009. F-6

Consolidated Balance Sheet as of December 31, 2011, and December 31, 2010. F-7

Consolidated Statement of Changes in Equity for the years ended December 31, 2011,

December 31, 2010 and December  31, 2009. F-8

Consolidated Statement of Cash Flows for the years ended December 31, 2011,

December 31, 2010 and December 31, 2009. F-10

Notes to the Consolidated Financial Statements – 11

01 – Significant Accounting Policies – 11

02 – Critical Accounting Estimates – 38

03 – Recently Adopted and New Accounting Pronouncements – 44

04 – Acquisitions and Dispositions – 48

05 – Business Segments and Related Information – 63

Notes to the Consolidated Income Statement – 74

06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss – 74

07 – Commissions and Fee Income – 76

08 – Net Gains (Losses) on Financial Assets Available for Sale – 77

09 – Other Income – 78

10 – General and Administrative Expenses – 78

11 – Earnings per Common Share – 79

Notes to the Consolidated Balance Sheet – 81

12 – Financial Assets/Liabilities at Fair Value through Profit or Loss – 81

13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets” – 83

14 – Financial Instruments carried at Fair Value – 85

15 – Fair Value of Financial Instruments not carried at Fair Value – 97

16 – Financial Assets Available for Sale – 100

17 – Equity Method Investments – 101

18 – Loans – 103

19 – Allowance for Credit Losses – 103

20 – Derecognition of Financial Assets – 104

21 – Assets Pledged and Received as Collateral – 105

22 – Property and Equipment – 106

23 – Leases – 107

24 – Goodwill and Other Intangible Assets – 108

25 – Non-Current Assets and Disposal Groups Held for Sale – 118

26 – Other Assets and Other Liabilities – 121

27 – Deposits – 122

28 – Provisions – 122

29 – Credit related Commitments and Contingent Liabilities – 128

30 – Other Short-Term Borrowings – 130

31 – Long-Term Debt and Trust Preferred Securities – 130

Deutsche Bank	Consolidated Financial Statements	F-3
Annual Report 2011 on Form 20-F	Deutsche Bank Aktiengesellschaft

Additional Notes – 131

32 – Common Shares – 131

33 – Share-Based Compensation Plans – 132

34 – Employee Benefits – 135

35 – Income Taxes – 142

36 – Derivatives – 145

37 – Regulatory Capital – 148

38 – Related Party Transactions – 155

39 – Information on Subsidiaries – 158

40 – Insurance and Investment Contracts – 159

41 – Current and Non-Current Assets and Liabilities – 162

42 – Events after the Reporting Date – 164

43 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements – 164

44 – Condensed Consolidating Financial Information – 167

Deutsche Bank	Consolidated Financial Statements	F-4
Annual Report 2011 on Form 20-F	Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of

Deutsche Bank Aktiengesellschaft:

We have audited the accompanying consolidated financial statements of Deutsche Bank Aktiengesellschaft and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011 including the disclosures described as being part of the financial statements within Item 11, ‘Quantitative and Qualitative Disclosures about Credit, Market and Other Risk’. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main, Germany

March 8, 2012

KPMG AG

Wirtschaftsprüfungsgesellschaft

Deutsche Bank	Consolidated Financial Statements	F-5
Annual Report 2011 on Form 20-F	Consolidated Statement of Income

Consolidated Statement of Income

in € m.	Notes	2011	2010	2009

Interest and similar income	6	34,878	28,779	26,953

Interest expense	6	17,433	13,196	14,494

Net interest income	6	17,445	15,583	12,459

Provision for credit losses	19	1,839	1,274	2,630

Net interest income after provision for credit losses		15,606	14,309	9,829

Commissions and fee income	7	11,544	10,669	8,911

Net gains on financial assets/liabilities at fair value through profit or loss	6	3,058	3,354	7,109

Net gains (losses) on financial assets available for sale	8	123	201	(403)

Net income (loss) from equity method investments	17	(264)	(2,004)	59

Other income (loss)	9	1,322	764	(183)

Total noninterest income		15,783	12,984	15,493

Compensation and benefits	33, 34	13,135	12,671	11,310

General and administrative expenses	10	12,657	10,133	8,402

Policyholder benefits and claims		207	485	542

Impairment of intangible assets	24	–	29	(134)

Restructuring activities		–	–	–

Total noninterest expenses		25,999	23,318	20,120

Income before income taxes		5,390	3,975	5,202

Income tax expense	35	1,064	1,645	244

Net income		4,326	2,330	4,958

Net income (loss) attributable to noncontrolling interests		194	20	(15)

Net income attributable to Deutsche Bank shareholders		4,132	2,310	4,973

Earnings per Common Share

in €	Notes	2011	2010	2009

Earnings per common share:[1]	11

Basic		€4.45	€3.07	€7.21

Diluted[2]		€4.30	€2.92	€6.94

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding		928.0	753.3	689.4

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		957.3	790.8	716.7

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before October 6, 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

[2]	Includes numerator effect of assumed conversions. For further detail please see Note 11 “Earnings per Common Share”.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Financial Statements	F-6
Annual Report 2011 on Form 20-F	Consolidated Statement of Comprehensive Income

Consolidated Statement of Comprehensive Income

in € m.	2011	2010	2009

Net income recognized in the income statement	4,326	2,330	4,958

Other comprehensive income

Actuarial gains (losses) related to defined benefit plans, before tax[1]	707	135	(792)

Unrealized net gains (losses) on financial assets available for sale:[2]
Unrealized net gains (losses) arising during the period, before tax	(697)	83	523
Net (gains) losses reclassified to profit or loss, before tax	(11)	39	556

Unrealized net gains (losses) on derivatives hedging variability of cash flows:[2]
Unrealized net gains (losses) arising during the period, before tax	(141)	(78)	118
Net (gains) losses reclassified to profit or loss, before tax	3	4	6

Unrealized net gains (losses) on assets classified as held for sale, before tax[3]	25	(25)	—

Foreign currency translation:[2]
Unrealized net gains (losses) arising during the period, before tax	1,291	920	40
Net (gains) losses reclassified to profit or loss, before tax	—	(6)	11

Unrealized net gains (losses) from equity method investments	(5)	(26)	85

Tax on net gains (losses) in other comprehensive income	75	211	(141)

Other comprehensive income, net of tax	1,247	1,257	406

Total comprehensive income, net of tax	5,573	3,587	5,364

Attributable to:
Noncontrolling interests	155	4	(1)
Deutsche Bank shareholders	5,418	3,583	5,365

[1]

In the Consolidated Statement of Comprehensive Income, actuarial gains (losses) related to defined benefit plans, before tax are disclosed within other comprehensive income (loss) starting 2011. The corresponding deferred taxes are included in the position tax on net gains (losses) in other comprehensive income. The prior periods were adjusted accordingly. In the Consolidated Balance Sheet, actuarial gains (losses) related to defined benefit plans, net of tax, are recognized in retained earnings.

[2]	Excluding unrealized net gains (losses) from equity method investments.
[3]	Please refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale” for additional information.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Financial Statements	F-7
Annual Report 2011 on Form 20-F	Consolidated Balance Sheet

Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2011	Dec 31, 2010
Assets:

Cash and due from banks		15,928	17,157

Interest-earning deposits with banks		162,000	92,377

Central bank funds sold and securities purchased under resale agreements	20, 21	25,773	20,365

Securities borrowed	20, 21	31,337	28,916

Financial assets at fair value through profit or loss
Trading assets		240,924	271,291
Positive market values from derivative financial instruments		859,582	657,780
Financial assets designated at fair value through profit or loss		180,293	171,926

Total financial assets at fair value through profit or loss of which € 87 billion and € 91 billion were pledged to creditors and can be sold or repledged at December 31, 2011, and 2010, respectively	12, 14, 21, 36	1,280,799	1,100,997

Financial assets available for sale of which € 9 billion and € 4 billion were pledged to creditors and can be sold or repledged at December 31, 2011, and 2010, respectively	16, 20, 21	45,281	54,266

Equity method investments	17	3,759	2,608

Loans of which € 3 billion were pledged to creditors and can be sold or repledged each year ending December 31, 2011 and 2010	18, 19	412,514	407,729

Property and equipment	22	5,509	5,802

Goodwill and other intangible assets	24	15,802	15,594

Other assets	25, 26	154,794	149,229

Assets for current tax	35	1,870	2,249

Deferred tax assets	35	8,737	8,341

Total assets		2,164,103	1,905,630

Liabilities and equity:

Deposits	27	601,730	533,984

Central bank funds purchased and securities sold under repurchase agreements	20, 21	35,311	27,922

Securities loaned	20, 21	8,089	3,276

Financial liabilities at fair value through profit or loss	12, 14, 36
Trading liabilities		63,886	68,859
Negative market values from derivative financial instruments[1]		838,817	647,195
Financial liabilities designated at fair value through profit or loss		118,318	130,154
Investment contract liabilities		7,426	7,898

Total financial liabilities at fair value through profit or loss		1,028,447	854,106

Other short-term borrowings	30	65,356	64,990

Other liabilities	25, 26	187,816	181,827

Provisions	19, 28	2,621	2,204

Liabilities for current tax	35	2,524	2,736

Deferred tax liabilities	35	1,789	2,307

Long-term debt	31	163,416	169,660

Trust preferred securities	31	12,344	12,250

Total liabilities		2,109,443	1,855,262

Common shares, no par value, nominal value of € 2.56	32	2,380	2,380

Additional paid-in capital		23,695	23,515

Retained earnings[1]		30,119	25,975

Common shares in treasury, at cost	32	(823)	(450)

Accumulated other comprehensive income, net of tax		(1,981)	(2,601)

Total shareholders’ equity		53,390	48,819

Noncontrolling interests		1,270	1,549

Total equity		54,660	50,368

Total liabilities and equity		2,164,103	1,905,630

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Financial Statements	F- 8
Annual Report 2011 on Form 20-F	Consolidated Statement of Changes in Equity

Consolidated Statement of Changes in Equity

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings [1]	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares
Balance as of December 31, 2008	1,461	14,961	20,074	(939)	(3)

Total comprehensive income, net of tax 2	–	–	4,973	–	–

Common shares issued	128	830	–	–	–

Cash dividends paid	–	–	(309)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	(679)	–	–

Net change in share awards in the reporting period	–	(688)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,313	–

Tax benefits related to share-based compensation plans	–	35	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(5)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	8

Option premiums and other effects from options on common shares	–	(149)	–	–	–

Purchases of treasury shares	–	–	–	(19,238)	–

Sale of treasury shares	–	–	–	18,816	–

Net gains (losses) on treasury shares sold	–	(177)	–	–	–

Other	–	18	(3)	–	–

Balance as of December 31, 2009	1,589	14,830	24,056	(48)	–

Total comprehensive income, net of tax 2	–	–	2,286	–	–

Common shares issued	791	9,413	–	–	–

Cash dividends paid	–	–	(465)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	94	–	–

Net change in share awards in the reporting period	–	(296)	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,439	–

Tax benefits related to share-based compensation plans	–	(11)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	(93)

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	93

Option premiums and other effects from options on common shares	–	(115)	–	–	–

Purchases of treasury shares	–	–	–	(15,366)	–

Sale of treasury shares	–	–	–	13,525	–

Net gains (losses) on treasury shares sold	–	–	–	–	–

Other	–	(306)	4	–	–

Balance as of December 31, 2010	2,380	23,515	25,975	(450)	–

Total comprehensive income, net of tax 2	–	–	4,132	–	–

Common shares issued	–	–	–	–	–

Cash dividends paid	–	–	(691)	–	–

Actuarial gains (losses) related to defined benefit plans, net of tax	–	–	666	–	–

Net change in share awards in the reporting period	–	153	–	–	–

Treasury shares distributed under share-based compensation plans	–	–	–	1,108	–

Tax benefits related to share-based compensation plans	–	(76)	–	–	–

Additions to Equity classified as obligation to purchase common shares	–	–	–	–	–

Deductions from Equity classified as obligation to purchase common shares	–	–	–	–	–

Option premiums and other effects from options on common shares	–	(131)	–	–	–

Purchases of treasury shares	–	–	–	(13,781)	–

Sale of treasury shares	–	–	–	12,300	–

Net gains (losses) on treasury shares sold	–	(32)	–	–	–

Other	–	266	37	–	–

Balance as of December 31, 2011	2,380	23,695	30,119	(823)	–

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.
[2]	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	F- 9
Annual Report 2011 on Form 20-F	Consolidated Statement of Changes in Equity

Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	3	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	3	Unrealized net gains (losses) on assets classified as held for sale, net of tax	Foreign currency translation, net of tax	3	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income, net of tax	2	Total shareholders’ equity	Noncontrolling interests	Total equity
(855)		(346)		–	(3,628)		(22)	(4,851)		30,703	1,211	31,914

669		212		–	107		83	1,071		6,044	(1)	6,043

–		–		–	–		–	–		958	–	958

–		–		–	–		–	–		(309)	–	(309)

–		–		–	–		–	–		(679)	–	(679)

–		–		–	–		–	–		(688)	–	(688)

–		–		–	–		–	–		1,313	–	1,313

–		–		–	–		–	–		35	–	35

–		–		–	–		–	–		(5)	–	(5)

–		–		–	–		–	–		8	–	8

–		–		–	–		–	–		(149)	–	(149)

–		–		–	–		–	–		(19,238)	–	(19,238)

–		–		–	–		–	–		18,816	–	18,816

–		–		–	–		–	–		(177)	–	(177)

–		–		–	–		–	–		15	112	127

(186)		(134)		–	(3,521)		61	(3,780)		36,647	1,322	37,969

73		(45)		(11)	1,188		(26)	1,179		3,465	(8)	3,457

–		–		–	–		–	–		10,204	–	10,204

–		–		–	–		–	–		(465)	–	(465)

–		–		–	–		–	–		94	12	106

–		–		–	–		–	–		(296)	–	(296)

–		–		–	–		–	–		1,439	–	1,439

–		–		–	–		–	–		(11)	–	(11)

–		–		–	–		–	–		(93)	–	(93)

–		–		–	–		–	–		93	–	93

–		–		–	–		–	–		(115)	–	(115)

–		–		–	–		–	–		(15,366)	–	(15,366)

–		–		–	–		–	–		13,525	–	13,525

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(302)	223	(79)

(113)		(179)		(11)	(2,333)		35	(2,601)		48,819	1,549	50,368

(504)		(47)		11	1,167		(7)	620		4,752	162	4,914

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(691)	–	(691)

–		–		–	–		–	–		666	(7)	659

–		–		–	–		–	–		153	–	153

–		–		–	–		–	–		1,108	–	1,108

–		–		–	–		–	–		(76)	–	(76)

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		–	–	–

–		–		–	–		–	–		(131)	–	(131)

–		–		–	–		–	–		(13,781)	–	(13,781)

–		–		–	–		–	–		12,300	–	12,300

–		–		–	–		–	–		(32)	–	(32)

–		–		–	–		–	–		303	(434)	(131)

(617)		(226)		–	(1,166)		28	(1,981)		53,390	1,270	54,660

[3]	Excluding unrealized net gains (losses) from equity method investments.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Financial Statements	F-10
Annual Report 2011 on Form 20-F	Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows

in € m.	2011	2010	2009
Net income	4,326	2,330	4,958

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,839	1,274	2,630
Restructuring activities	–	–	–
Gain on sale of financial assets available for sale, equity method investments, and other	(841)	(363)	(656)
Deferred income taxes, net	(387)	315	(296)
Impairment, depreciation and other amortization, and accretion	3,697	4,255	1,782
Share of net income from equity method investments	(222)	(457)	(189)

Income adjusted for noncash charges, credits and other items	8,412	7,354	8,229

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(53,427)	(34,806)	4,583
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(8,202)	26,368	(4,203)
Financial assets designated at fair value through profit or loss	(11,582)	(24,502)	24,890
Loans	(7,092)	(2,823)	17,213
Other assets	(17,962)	(5,894)	21,960
Deposits	66,168	22,656	(57,330)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities	(8,389)	53,450	(7,061)
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	12,622	(40,709)	(40,644)
Other short-term borrowings	1,689	18,509	2,592
Other liabilities	21,476	2,851	(15,645)
Senior long-term debt	(5,991)	(3,457)	(7,150)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net [1]	10,558	(17,664)	40,023
Other, net	(478)	(5,009)	(1,243)

Net cash provided by (used in) operating activities	7,802	(3,676)	(13,786)

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	21,948	10,652	9,023
Maturities of financial assets available for sale	10,635	4,181	8,938
Sale of equity method investments	336	250	574
Sale of property and equipment	101	108	39
Purchase of:
Financial assets available for sale	(19,606)	(14,087)	(12,082)
Equity method investments	(602)	(145)	(3,730)
Property and equipment	(794)	(873)	(592)
Net cash received in (paid for) business combinations/divestitures	348	8,580	(20)
Other, net	(451)	(1,189)	(1,749)

Net cash provided by (used in) investing activities	11,915	7,477	401

Cash flows from financing activities:
Issuances of subordinated long-term debt	76	1,341	457
Repayments and extinguishments of subordinated long-term debt	(715)	(229)	(1,448)
Issuances of trust preferred securities	37	90	1,303
Repayments and extinguishments of trust preferred securities	(45)	(51)	–
Capital increase	–	10,060	–
Purchases of treasury shares	(13,781)	(15,366)	(19,238)
Sale of treasury shares	12,229	13,519	18,111
Dividends paid to noncontrolling interests	(4)	(7)	(5)
Net change in noncontrolling interests	(266)	200	109
Cash dividends paid	(691)	(465)	(309)

Net cash provided by (used in) financing activities	(3,160)	9,092	(1,020)

Net effect of exchange rate changes on cash and cash equivalents	(964)	1,911	690

Net increase (decrease) in cash and cash equivalents	15,593	14,804	(13,715)
Cash and cash equivalents at beginning of period	66,353	51,549	65,264
Cash and cash equivalents at end of period	81,946	66,353	51,549

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	1,327	784	(520)

Interest paid	17,743	13,740	15,878

Interest and dividends received	35,216	29,456	28,211

Cash and cash equivalents comprise

Cash and due from banks	15,928	17,157	9,346

Interest-earning demand deposits with banks (not included: time deposits of € 95,982 m. as of December 31, 2011, and € 43,181 m. and € 5,030 m. as of December 31, 2010 and 2009)	66,018	49,196	42,203

Total	81,946	66,353	51,549

[1]	The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011, resulted in a retrospective adjustment of retained earnings of € (24) million for December 31, 2010.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-11
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the reclassification of financial assets, the impairment of loans and provision for off-balance-sheet positions, the impairment of other financial assets and non-financial assets, the recognition and measurement of deferred tax assets, and the accounting for legal and regulatory contingencies and uncertain tax positions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates. Refer to Note 02 “Critical Accounting Estimates” for a description of the critical accounting estimates and judgments used in the preparation of the financial statements.

Valuation Approach for Collateralized Derivative Contracts

In the second quarter 2011, the Group’s valuation approach for substantially all of its collateralized derivative contracts moved to using the overnight indexed swap (OIS) curve in order to more consistently manage the interest rate and funding risks associated with collateralized derivatives in line with their pricing. This change in approach to OIS did not have a material impact on the Group’s consolidated financial statements in 2011.

Assignment of Revenue Components in CIB

The presentation of prior period CIB revenues was adjusted during the first half of 2010 following a review of the assignment of specific revenue components to the product categories. The review resulted in a transfer of negative revenues of € 325 million from Loan Products to Sales & Trading (debt and other products) in 2009. In addition, Sales & Trading (equity) revenues were reduced by € 83 million in 2009, with corresponding offsetting effects in Sales & Trading (debt and other products). These adjustments had no impact on CIB’s total revenues.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-12
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

Assignment of Revenue Components in PCAM

The presentation of PCAM product revenues was modified in the first quarter 2011 following a review of the assignment of specific revenue components to the product components. In order to facilitate comparability, revenues of € 73 million and € 70 million were transferred from credit products to deposits and payment services in 2010 and 2009, respectively. This adjustment had no impact on PCAM’s total revenues.

Insurance

In the second quarter 2010, the Group changed the presentation of the fees and net settlements associated with longevity insurance and reinsurance contracts. It was determined that the net presentation of cash flows under individual longevity insurance and reinsurance contracts reflected the actual settlement of those cash flows and therefore better reflected the nature of such contracts. This change in presentation resulted in a transfer of € 102 million of expenses from Other income to Policyholder benefits and claims in 2011, and an amount of € 117 million in 2010.

Software Amortization Periods

Since the second quarter 2010, the Group has applied amortization periods of five or ten years for capitalized costs relating to certain purchased or internally developed software for which prior amortization period was three years. The change did not have a material impact on the Group’s consolidated financial statements in the periods presented and also will not have a material impact on future periods.

Allowance for Loan Losses

The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and model assumptions with historically evidenced loss levels. Alignment of input parameters and model assumptions in 2010 and 2009 led to a lower level of provisions for credit losses of € 28 million and € 145.8 million in 2010 and 2009, respectively. No such alignments were made in 2011.

Change in the Functional Currency of a Significant Operation

On January 1, 2010, the functional currency of Deutsche Bank Aktiengesellschaft, London Branch (‘London Branch’) and certain other London-based subsidiaries was changed from pound sterling to euro.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-13
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

Significant Accounting Policies

The following is a description of the significant accounting policies of the Group. Other than as previously described, these policies have been consistently applied for 2009, 2010 and 2011.

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

The consolidation assessment considers the exposures that both Deutsche Bank and third parties have in relation to the SPE via derivatives, debt and equity instruments and other instruments. The Group consolidates an SPE if an assessment of the relevant factors indicates that it controls the SPE.

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

—	changes in the financing structure of the entity.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-14
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

At the date that control of a subsidiary is lost, the Group a) derecognizes the assets (including attributable goodwill) and liabilities of the subsidiary at their carrying amounts, b) derecognizes the carrying amount of any noncontrolling interests in the former subsidiary (including any components in accumulated other comprehensive income attributable to the subsidiary), c) recognizes the fair value of the consideration received and any distribution of the shares of the subsidiary, d) recognizes any investment retained in the former subsidiary at its fair value and e) recognizes any resulting difference of the above items as a gain or loss in the income statement. Any amounts recognized in prior periods in other comprehensive income in relation to that subsidiary would be reclassified to the consolidated statement of income at the date that control is lost.

Assets held in an agency or fiduciary capacity are not assets of the Group and are not included in the Group’s consolidated balance sheet.

Business Combinations and Noncontrolling Interests

The Group uses the acquisition method to account for business combinations. At the date the Group obtains control of the subsidiary, the cost of an acquisition is measured at the fair value of the consideration given, including any cash or non cash consideration (equity instruments) transferred, any contingent consideration, any previously held equity interest in the acquiree and liabilities incurred or assumed. The excess of the aggregate of the cost of an acquisition and any noncontrolling interest in the acquiree over the Group’s share of the fair value of the identifiable net assets acquired is recorded as goodwill. If the aggregate of the acquisition cost and any noncontrolling interest is below the fair value of the identifiable net assets (negative goodwill), a gain may be reported in other income. Acquisition-related costs are recognized as expenses in the period in which they are incurred.

The accounting at the acquisition date may be based on provisional amounts. Adjustments to the provisional amounts are made by the Group if new information about facts and circumstances that existed at the acquisition date is obtained within one year (referred to as the measurement period) which, if known, would have affected the amounts initially recognized. Where a measurement period adjustment is identified, the Group adjusts the fair values of identifiable assets and liabilities and goodwill in the measurement period as if the accounting for the business combination had been completed at the acquisition date. Comparative information for prior periods presented in financial statements is accordingly revised if the acquisition date relates to prior reporting periods. The effects of measurement period adjustments may also cause changes in depreciation and amortization recognized in prior periods.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-15
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Associates and Jointly Controlled Entities

An associate is an entity in which the Group has significant influence, but not a controlling interest, over the operating and financial management policy decisions of the entity. Significant influence is generally presumed when the Group holds between 20 % and 50 % of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Group has significant influence. Among the other factors that are considered in determining whether the Group has significant influence are representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the Group’s investment is less than 20 % of the voting stock.

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

Under the equity method of accounting, the Group’s investments in associates and jointly controlled entities are initially recorded at cost including any directly related transaction costs incurred in acquiring the associate, and subsequently increased (or decreased) to reflect both the Group’s pro-rata share of the post-acquisition net income (or loss) of the associate or jointly controlled entity and other movements included directly in the equity of the associate or jointly controlled entity. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included in the carrying value of the investment (net of any accumulated impairment loss). As goodwill is not reported separately it is not specifically tested for impairment. Rather, the entire equity method investment is tested for impairment.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-16
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Non-Current Assets Held for Sale and Discontinued Operations

Individual non-current non-financial assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and actively looking for a buyer. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs to sell and are presented within “Other assets” and “Other liabilities” in the balance sheet. The comparatives are not re-presented when non-current assets (and disposal groups) are classified as held for sale. If the disposal group contains financial instruments, no adjustment to their carrying amounts is permitted.

Discontinued operations are presented separately in the income statement if an entity or a component of an entity has been disposed of or is classified as held for sale and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (c) is a subsidiary acquired exclusively with a view to resale. Net income (loss) from discontinued operations includes the net total of net income (loss) before tax from discontinued operations and discontinued operations tax expense. Similarly the net cash flows attributable to the operating, investing and financing activities of discontinued operations have to be presented separately. The comparative income statement and cash flow information is re-presented for discontinued operations.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-17
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

For purposes of translation into the presentation currency, assets, liabilities and equity of foreign operations are translated at the period end closing rate, and items of income and expense are translated into euro at the rates prevailing on the dates of the transactions, or average rates of exchange where these approximate actual rates. The exchange differences arising on the translation of a foreign operation are included in other comprehensive income. For foreign operations that are subsidiaries the amount of exchange differences attributable to any noncontrolling interest is recognized in noncontrolling interests.

Upon disposal of a foreign subsidiary and associate (which results in loss of control or significant influence over that operation) the total cumulative exchange differences recognized in other comprehensive income are reclassified to profit or loss.

Upon partial disposal of a foreign operation that is a subsidiary and which does not result in loss of control, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to noncontrolling interests as this is deemed a transaction with equity holders. For a partial disposal of an associate which does not result in a loss of significant influence, the proportionate share of cumulative exchange differences is reclassified from other comprehensive income to profit or loss.

Interest, Fees and Commissions

Revenue is recognized when the amount of revenue and associated costs can be reliably measured, it is probable that economic benefits associated with the transaction will be realized, and the stage of completion of the transaction can be reliably measured. This concept is applied to the key revenue generating activities of the Group as follows.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-18
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Expenses that are directly related and incremental to the generation of fee income are presented net in Commissions and Fee Income.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-19
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-20
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Loans which have been acquired as either part of a business combination or as an asset purchase are initially recognized at fair value at the acquisition date. The fair value at the acquisition date incorporates expected cash flows which consider the credit quality of these loans including any incurred losses. Interest income is recognized using the effective interest method. Subsequent to the acquisition date the Group assesses whether there is objective evidence of impairment in line with the policies described in the section entitled ‘Impairment of Loans and Provisions for Off Balance Sheet Positions’. If the loans are determined to be impaired then a loan loss allowance is recognized with a corresponding charge to the provision for credit losses line in the consolidated statement of income. Any subsequent improvements in the credit quality of these loans is recognized immediately through an adjustment to the current carrying value and a corresponding gain is recognized in interest income.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-21
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

—

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-22
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Determination of Fair Value

Fair value is defined as the price at which an asset or liability could be exchanged in an arm’s length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. The fair value of instruments that are quoted in active markets is determined using the quoted prices where they represent those at which regularly and recently occurring transactions take place. The Group uses valuation techniques to establish the fair value of instruments where prices quoted in active markets are not available. Therefore, where possible, parameter inputs to the valuation techniques are based on observable data derived from prices of relevant instruments traded in an active market. These valuation techniques involve some level of management estimation and judgment, the degree of which will depend on the price transparency for the instrument or market and the instrument’s complexity. Refer to Note 02 “Critical Accounting Estimates” section “Fair Value Estimates – Methods of Determining Fair Value” for further discussion of the accounting estimates and judgments required in the determination of fair value.

Recognition of Trade Date Profit

If there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. Using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter). Such methodology is used because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or the Group enters into off-setting transactions that substantially eliminate the instrument’s risk. In the rare circumstances that a trade date loss arises, it would be recognized at inception of the transaction to the extent that it is probable that a loss has been incurred and a reliable estimate of the loss amount can be made. Refer to Note 02 “Critical Accounting Estimates” section “Fair Value Estimates – Methods of Determining Fair Value” for further discussion of the estimates and judgments required in assessing observability of inputs and risk mitigation.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-23
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-24
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-25
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-26
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to the Group, the loan and any associated allowance is charged off (the loan and the related allowance are removed from the balance sheet). Individually significant loans where specific loan loss provisions are in place are evaluated at least quarterly on a case-by-case basis. For this category of loans, the number of days past due is an indicator for a charge-off but is not a determining factor. A charge-off will only take place after considering all relevant information, such as the occurrence of a significant change in the borrower’s financial position such that the borrower can no longer pay the obligation, or the proceeds from the collateral are insufficient to completely satisfy the current carrying amount of the loan.

For collectively assessed loans, which are primarily mortgages and consumer finance loans, the timing of a charge-off depends on whether there is any underlying collateral and the Group’s estimate of the amount collectible. For mortgage loans, the portion of the loan which is uncollateralized is charged off when the mortgage becomes 840 days past due, at the latest. For consumer finance loans, any portion of the balance which the Bank does not expect to collect is written off at 180 days past due for credit card receivables, and 270 days past due for other consumer finance loans.

Subsequent recoveries, if any, result in a reduction in the allowance account and are recorded in the consolidated statement of income as a component of the provision for credit losses.

The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any loss amounts are recognized as an allowance in the consolidated balance sheet within provisions and charged to the consolidated statement of income as a component of the provision for credit losses.

If in a subsequent period the amount of a previously recognized impairment loss decreases and the decrease is due to an event occurring after the impairment was recognized, the impairment loss is reversed by reducing the allowance account accordingly. Such reversal is recognized in profit or loss.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-27
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-28
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-29
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and central securities depository (CSD) for transactions governed by legally enforceable master netting agreements when simultaneous settlement is intended.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-30
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually, or more frequently if there are indications that impairment may have occurred. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination and considering the business level at which goodwill is monitored for internal management purposes. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations. On this basis, the Group’s primary cash-generating units are Corporate Banking & Securities, Global Transaction Banking, Asset Management and Private Wealth Management within the Asset and Wealth Management segment, Private & Business Clients and Corporate Investments.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-31
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

In addition, for certain nonintegrated investments which are not allocated to the respective segments’ primary cash-generating units, goodwill is tested individually for impairment on the level of each of these nonintegrated investments.

Goodwill on the acquisition of associates and jointly controlled entities is included in the cost of the investments and the entire carrying amount of the equity method investment is reviewed for impairment annually, or more frequently if there is an indication that impairment may have occurred.

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

Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group, and the cost can be measured reliably. Capitalized costs are amortized using the straight-line method over the asset’s useful life which is deemed to be either three years, five years or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or when there is an indication of impairment once the software is in use.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-32
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Leasing Transactions

The Group enters into lease contracts, predominantly for premises, as a lessee. The terms and conditions of these contracts are assessed and the leases are classified as operating leases or finance leases according to their economic substance at inception of the lease.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-33
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Refer to Note 34 “Employee Benefits” for further information on the accounting for pension benefits and other post-employment benefits.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-34
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Put and call option contracts with Deutsche Bank shares as the underlying where the number of shares is fixed and physical settlement is required are not classified as derivatives. They are transactions in the Group’s equity. All other derivative contracts in which Deutsche Bank shares are the underlying are recorded as financial assets/ liabilities at fair value through profit or loss.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-35
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

For share-based payment transactions, the Group may receive a tax deduction related to the compensation paid in shares. The amount deductible for tax purposes may differ from the cumulative compensation expense recorded. At any reporting date, the Group must estimate the expected future tax deduction based on the current share price. If the amount deductible, or expected to be deductible, for tax purposes exceeds the cumulative compensation expense, the excess tax benefit is recognized directly in equity. If the amount deductible, or expected to be deductible, for tax purposes is less than the cumulative compensation expense, the shortfall is recognized in the Group’s consolidated statement of income for the period.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-36
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

The Group views the issuance of senior long-term debt as an operating activity. Senior long-term debt comprises structured notes and asset-backed securities, which are designed and executed by CIB business lines and which are revenue generating activities. The other component is debt issued by Treasury, which is considered interchangeable with other funding sources; all of the funding costs are allocated to business activities to establish their profitability.

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

Insurance

The Group’s insurance business issues two types of contracts:

Insurance Contracts – These are annuity and universal life contracts under which the Group accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policyholder. Such contracts remain insurance contracts until all rights and obligations are extinguished or expire. As allowed by IFRS, the Group retained the accounting policies for insurance contracts which it applied prior to the adoption of IFRS (U.S. GAAP). These accounting policies are described further below.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-37
Annual Report 2011 on Form 20-F	01 – Significant Accounting Policies

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-38
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

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

All new material reinsurance arrangements are subject to local Board approval. Once transacted they are subject to regular credit risk review including an assessment of the full exposure and any lending and collateral provision. Impairment is determined in accordance with the Group’s accounting policy “Impairment of Financial Assets”.

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

Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions. Financial assets and liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase and reverse repurchase agreements, certain loans and loan commitments, debt and equity securities and structured note liabilities. Private equity investments in which the Group does not have a controlling financial interest or significant influence are also carried at fair value either as trading instruments, designated as at fair value through profit or loss or as AFS instruments.

Fair value is defined as the price at which an asset or liability could be exchanged in an arm’s length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-39
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

In reaching estimates of fair value, management judgment needs to be exercised. The areas requiring significant management judgment are identified, documented and reported to senior management as part of the valuation control framework and the standard monthly reporting cycle. The Group’s specialist model validation and valuation groups focus attention on the areas of subjectivity and judgment.

The level of management judgment required in establishing fair value of financial instruments for which there is a quoted price in an active market is minimal. Similarly there is little subjectivity or judgment required for instruments valued using valuation models that are standard across the industry and where all parameter inputs are quoted in active markets.

The level of subjectivity and degree of management judgment required is more significant for those instruments valued using specialized and sophisticated models and those where some or all of the parameter inputs are not observable. Management judgment is required in the selection and application of appropriate parameters, assumptions and modeling techniques. In particular, where data are obtained from infrequent market transactions extrapolation and interpolation techniques must be applied. In addition, where no market data are available, parameter inputs are determined by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions with appropriate adjustments to reflect the terms of the actual instrument being valued and current market conditions. Where different valuation techniques indicate a range of possible fair values for an instrument, management has to establish what point within the range of estimates best represents fair value. Further, some valuation adjustments may require the exercise of management judgment to achieve fair value.

Methods of Determining Fair Value

A substantial percentage of the Group’s financial assets and liabilities carried at fair value are based on, or derived from, observable prices or inputs. The availability of observable prices or inputs varies by product and market, and may change over time. For example, observable prices or inputs are usually available for: liquid securities; exchange traded derivatives; over-the-counter (OTC) derivatives transacted in liquid trading markets such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies; and equity swap and option contracts on listed securities or indices. If observable prices or inputs are available, they are utilized in the determination of fair value and, as such, fair value can be determined without significant judgment. This includes instruments for which the fair value is derived from a valuation model that is standard across the industry and the inputs are directly observable. This is the case for many generic swap and option contracts.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-40
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

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

Fair Value Estimates Used in Disclosures

Under IFRS, the financial assets and liabilities carried at fair value are required to be disclosed according to the valuation method used to determine their fair value. Specifically, segmentation is required between those valued using quoted market prices in an active market (level 1), valuation techniques based on observable parameters (level 2) and valuation techniques using significant unobservable parameters (level 3). This disclosure is provided in Note 14 “Financial Instruments carried at Fair Value”. The financial assets held at fair value categorized in level 3 were € 47.6 billion at December 31, 2011, compared to € 46.7 billion at December 31, 2010. The financial liabilities held at fair value categorized in level 3 were € 13.4 billion at December 31, 2011 and € 13.0 billion at December 31, 2010. Management judgment is required in determining the category to which

Deutsche Bank	Notes to the Consolidated Financial Statements	F-41
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

certain instruments should be allocated. This specifically arises when the valuation is determined by a number of parameters, some of which are observable and others are not. Further, the classification of an instrument can change over time to reflect changes in market liquidity and therefore price transparency.

In addition to the fair value hierarchy disclosure in Note 14 “Financial Instruments carried at Fair Value”, the Group provides a sensitivity analysis of the impact upon the level 3 financial instruments of using a reasonably possible alternative for the unobservable parameter. The determination of reasonably possible alternatives requires significant management judgment.

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

Significant management judgment and assumptions are required to identify assets eligible under the amendments for which expected repayment exceeds estimated fair value. Significant management judgment and assumptions are also required to estimate the fair value of the assets identified (as described in “Fair Value Estimates”) at the date of reclassification, which becomes the amortized cost base under the loan classification. The task facing management in both these matters can be particularly challenging in the highly volatile and uncertain economic and financial market conditions such as those which existed in the third and fourth quarters of 2008. The change of intent to hold for the foreseeable future is another matter requiring significant management judgment. The change in intent is not simply determined because of an absence of attractive prices nor is foreseeable future defined as the period until the return of attractive prices. Refer to Note 01 “Significant Accounting Policies” section “Reclassification of Financial Assets” for the Group’s minimum requirements for what constitutes foreseeable future.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-42
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

The provision for credit losses totaled € 1,839 million, € 1,274 million and € 2,630 million for the years ended December 31, 2011, 2010 and 2009.

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

Impairment of Other Financial Assets

Equity method investments and financial assets classified as AFS are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these assets are impaired. If there is objective evidence of an impairment of an associate or jointly-controlled entity, an impairment test is performed by comparing the investments’ recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount. In the case of equity investments classified as AFS, objective evidence of impairment would include a significant or prolonged decline in fair value of the investment below cost. It could also include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. In the case of debt securities classified as AFS, impairment is assessed based on the same criteria as for loans. If information becomes available after the Group makes its evaluation, the Group may be required to recognize impairment in the future. Because the estimate for impairment could change from period to period based upon future events that may or may not occur, the Group considers this to be a critical accounting estimate. The impairment reviews for equity method investments and financial assets AFS resulted in net impairment charges of € 1,140 million in 2011, € 2,588 million in 2010 and € 1,125 million in 2009. For additional information see Note 08 “Net Gains (Losses) on Financial Assets Available for Sale” and Note 17 “Equity Method Investments”.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-43
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers this estimate to be critical. As of December 31, 2011 and 2010, goodwill had carrying amounts of € 11.0 billion and € 10.8 billion, respectively, and other intangible assets had carrying amounts in each of these years of € 4.8 billion. Evaluation of impairment of these assets is a significant estimate for multiple businesses.

In 2011, impairments on intangible assets included a charge of € 2 million related to the write-down of permits for a renewable energy investment in CB&S. In 2010, other intangible assets impairment losses of € 41 million were recorded, of which € 29 million related to customer-related intangible assets recorded in GTB and a loss of € 12 million recorded on the write-down of purchased software included in AWM. In 2009, goodwill and other intangible assets impairment losses of € 157 million were recorded, of which € 151 million related to investments in Corporate Investments. In addition, € 291 million were recorded as reversals of impairment losses of other intangible assets in Asset and Wealth Management, which had been taken in the fourth quarter of 2008. For further discussion on goodwill and other intangible assets, see Note 24 “Goodwill and Other Intangible Assets”.

Deferred Tax Assets

The Group recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and unused tax credits. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profit will be available against which those unused tax losses, unused tax credits or deductible temporary differences can be utilized. This assessment requires significant management judgments and assumptions. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations. Each quarter, the Group re-evaluates its estimate related to deferred tax assets, including its assumptions about future profitability. As of December 31, 2011 and December 31, 2010 the amount of unrecognized deferred tax assets was € 2.4 billion and € 2.6 billion, respectively, and the amount of recognized deferred tax assets was € 8.7 billion and € 8.3 billion, respectively.

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

For further information on the Group’s deferred taxes see Note 35 “Income Taxes”.

Legal and Regulatory Contingencies and Uncertain Tax Positions

The Group conducts its business in many different legal, regulatory and tax environments, and, accordingly, legal claims, regulatory proceedings or uncertain income tax positions may arise.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-44
Annual Report 2011 on Form 20-F	02 – Critical Accounting Estimates

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

03 –

Recently Adopted and New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2011 in the preparation of these consolidated financial statements.

IAS 24

In November 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”). IAS 24 R provides a partial exemption from the disclosure requirements for government-related entities. Additionally, the definition of a related party is amended to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint venture. Following this clarification, the number of related parties has increased significantly and prior year numbers were adjusted as a result of the adoption of IAS 24 R. The revised standard was effective for annual periods beginning on or after January 1, 2011. The adoption of the revised standard did not have a material impact on the Group’s consolidated financial statements.

Improvements to IFRS 2010

In May 2010, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS. Most of the amendments were effective for annual periods beginning on or after January 1, 2011. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements were not effective as of December 31, 2011 and therefore have not been applied in preparing these financial statements.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-45
Annual Report 2011 on Form 20-F	03 – Recently Adopted and New Accounting Pronouncements

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

IAS 1

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” to require companies to group together items within other comprehensive income (“OCI”) that may be reclassified to the statement of income. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two separate statements. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on presentation of other comprehensive income in the consolidated financial statements.

IFRS 10, IFRS 11, IFRS 12, IAS 27 and IAS 28

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities”, a revised version of IAS 27, “Separate Financial Statements”, and a revised version of IAS 28, “Investment in Associates and Joint Ventures” which have been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 replaces IAS 27, “Consolidated and Separate Financial Statements” and SIC-12, “Consolidation – Special Purpose Entities”, and establishes a single control model that applies to all entities, including those that were previously considered special purpose entities under SIC-12. An investor controls an investee when it has both exposure to variable returns from the investee, and the ability to affect those returns through its power over the investee. The assessment of control is based on all facts and circumstances and the conclusion is reassessed if there is an indication that there are changes in facts and circumstances.

IFRS 11 supersedes IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly-controlled Entities – Nonmonetary Contributions by Venturers”. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. IFRS 11 requires the use of the equity method of accounting for joint arrangements by eliminating the option to use the proportionate consolidation method, which is not applied by the Group.

IFRS 12 requires an entity to disclose the nature, associated risks, and financial effects of interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 requires more comprehensive disclosure in comparison to IAS 27 or SIC-12.

Each of the standards are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted as long as each of the other standards are also early applied. However, entities are permitted to include any of the disclosure requirements in IFRS 12 into their consolidated financial statements without early adopting IFRS 12. While approved by the IASB, each of the standards has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standards will have on its consolidated financial statements.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-46
Annual Report 2011 on Form 20-F	03 – Recently Adopted and New Accounting Pronouncements

IAS 19

In June 2011, the IASB issued amendments to IAS 19, “Employee Benefits” (“IAS 19 R”). IAS 19 R eliminates the option for deferred recognition of all changes in the present value of the defined benefit obligation and in the fair value of plan assets (including the corridor approach which is not applied by the Group). In addition, IAS 19 R requires a net interest approach which will replace the expected return on plan assets and will enhance the disclosure requirements for defined benefit plans. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the amendments have yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 13

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IAS 32 and IFRS 7

In December 2011, the IASB issued amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” (“IAS 32 R”) to clarify the requirements for offsetting financial instruments. IAS 32 R clarifies (a) the meaning of an entity’s current legally enforceable right of set-off; and (b) when gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

In December 2011, the IASB also issued amendments to IFRS 7, “Disclosures – Offsetting Financial Assets and Financial Liabilities” (“IFRS 7 R”) requiring extended disclosures to allow investors to better compare financial statements prepared in accordance with IFRS or U.S. GAAP. The amendments are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

While approved by the IASB, each of the amendments has yet to be endorsed by the EU. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 and IFRS 9 R

IFRS 9 – In November 2009, the IASB issued IFRS 9, “Financial Instruments”, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets that are in the scope of IAS 39. The standard requires all financial assets to be classified on the basis of the entity’s business model for managing the financial assets, and the contractual cash flow characteristics of the financial asset. A financial asset is measured at amortized cost if two criteria are met: (a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and (b) the contractual cash flows under the instrument solely represent payments of principal and interest. Even if a financial asset meets the criteria to be measured at amortized cost, it can be designated at fair value through profit or loss under the fair value option, if doing so would significantly reduce or eliminate an accounting mismatch. If a financial asset does not meet the business model and contractual terms criteria to be measured at amortized cost, then it is subsequently measured at fair value. IFRS 9 also removes the requirement to separate embedded derivatives from financial asset hosts.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-47
Annual Report 2011 on Form 20-F	03 – Recently Adopted and New Accounting Pronouncements

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

IFRS 9 R – In October 2010, the IASB issued a revised version of IFRS 9, “Financial Instruments” (“IFRS 9 R”). The revised standard adds guidance on the classification and measurement of financial liabilities. IFRS 9 R requires entities with financial liabilities designated at fair value through profit or loss to recognize changes in the fair value due to changes in the liability’s credit risk in other comprehensive income. However, if recognizing these changes in other comprehensive income creates an accounting mismatch, an entity would present the entire change in fair value within profit or loss. There is no subsequent recycling of the amounts recorded in other comprehensive income to profit or loss, but accumulated gains or losses may be transferred within equity.

Based on the amendments to IFRS 9, IFRS 9 R and IFRS 7, “Mandatory Effective Date and Transition Guidance” issued by the IASB in December 2011, IFRS 9 and IFRS 9 R are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. Once adopted, IFRS 9 should be applied to all financial instruments outstanding as of the effective date, as if the classification and measurement under IFRS 9 had always applied, but comparative periods do not need to be restated.

For annual periods beginning before January 1, 2015, an entity may elect to apply either IFRS 9 or IFRS 9 R. While approved by the IASB, both IFRS 9 and IFRS 9 R have yet to be endorsed by the EU.

In November 2011, the IASB tentatively decided to consider making limited modifications to IFRS 9 and IFRS 9 R. It is unclear at this time what modifications will actually be adopted or if this could impact the effective date and EU endorsement.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-48
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

04 –

Acquisitions and Dispositions

The following business combinations which have been effected since 2010 are accounted for in accordance with the revised IFRS 3 R, “Business Combinations”, which the Group adopted as of January 1, 2010. Accordingly, disclosures provided for these transactions are made on the basis of IFRS 3 R. However, both the accounting applied as well as disclosures provided for business combinations, which were effected prior to January 1, 2010, remain under the governance of the predecessor standard IFRS 3 (2004).

Business Combinations completed in 2011

In 2011, the Group completed several acquisitions that were accounted for as business combinations. Of these transactions, none were individually significant and they are therefore presented in the aggregate. The following table summarizes the aggregated fair value amounts related to these business combinations.

Preliminary Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Cash consideration transferred	13

Fair value of call option held to acquire outstanding interests	10

Fair value of contingent consideration	3

Fair value of pre-existing stakes	12

Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	38

Recognized amounts of identifiable assets acquired and liabilities assumed:[1]

Cash and cash equivalents	1

Interest-earning time deposits with banks	2

Financial assets at fair value through profit or loss	2

All other assets	21

Long-term debt	10

All other liabilities	2

Total identifiable net assets	14

Goodwill	25

Negative goodwill	1

Total identifiable net assets and goodwill acquired, less negative goodwill	38

[1]	By major class of assets acquired and liabilities assumed.

Among these transactions is the step-acquisition of the outstanding interests in Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction closed on November 11, 2011, following the exercise of a purchase option on the remaining 60 % stake. DUCM was allocated to the Corporate Division Asset and Wealth Management.

Since acquisition, the aggregated contribution in 2011 to the Group’s net revenues and net profit or loss after tax related to these businesses amounted to € 2 million and less than € (1) million, respectively. Had these acquisitions all been effective on January 1, 2011, their impact on the Group’s net revenues and net profit or loss after tax for 2011 would have amounted to € 4 million and less than € (1) million, respectively.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-49
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

Business Combinations completed in 2010

Deutsche Postbank

Following the successful conclusion of the voluntary public takeover offer (“PTO”) by Deutsche Bank to the shareholders of Deutsche Postbank AG (“Postbank”), the PTO settled on December 3, 2010 (“closing date”). Together with Postbank shares already held before the PTO, the Group gained control by holding 113.7 million Postbank shares, equal to 51.98 % of all voting rights in Postbank. Accordingly, the Group commenced consolidation of Postbank Group as of December 3, 2010. Taking into account certain financial instruments on Postbank shares held by the Group prior to the closing, as of December 3, 2010, the consolidation of Postbank was based on a total equity interest of 79.40%.

The following paragraphs provide detailed disclosures on the Postbank acquisition, specifically: a description of Postbank’s business activities and the expected impact from their integration on the Group; the takeover offer; the Deutsche Bank capital increase; the treatment of the Group’s equity investment and other financial instruments on Postbank shares held at the closing date; a proposed domination and profit and loss transfer agreement with Postbank; the purchase price allocation and other acquisition-related information.

Description of Postbank’s business activities and the expected impact from their integration on the Group. Postbank Group is one of the major providers of banking and other financial services in Germany. Its business activities comprise retail banking, business with corporate customers, capital markets activities as well as home savings loans (via the BHW Group which is part of the Postbank Group). In its Transaction Banking division, Postbank offers back office services for other financial services providers. Its business focuses on Germany and is complemented by selected engagements, principally in Western Europe and North America.

The Group’s Management Agenda Phase 4 provides for a focus on core businesses in the Private Clients and Asset Management (PCAM) Group Division and home market leadership. In this context, the majority shareholding in Postbank further strengthens the PCAM Group Division, in particular the Private & Business Clients (PBC) Corporate Division, and enables the Group to strengthen and expand its leading position in the German home market. The combination of Deutsche Bank and Postbank offers significant cost and revenue synergy potential and growth opportunities. Furthermore, the inclusion of Postbank businesses in the Group’s consolidated results increased the level of retail banking earnings and strengthened and diversified the Group’s refinancing basis due to the increased volumes in retail customer deposits.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-50
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

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

Capital Increase of Deutsche Bank. In close coordination with the PTO, Deutsche Bank also implemented a capital increase from authorized capital against cash contributions. The capital increase was completed on October 6, 2010. In total, 308.6 million new registered no-par value shares (common shares) were issued, resulting in gross proceeds of € 10.2 billion. The net proceeds of € 10.1 billion raised from the issuance (after expenses of about € 0.1 billion net of tax) were primarily intended to cover the capital consumption from the consolidation of the Postbank Group, and, in addition, to support the existing capital base.

Treatment of the Group’s equity investment and other financial instruments on Postbank held at the closing date. Prior to obtaining control, the Group directly held 29.95 % of the shares and voting rights of Postbank, giving it the ability to significantly influence Postbank’s financial and operating policies. Accordingly, this investment was accounted for using the equity method.

In addition, the Group had subscribed to a mandatory exchangeable bond (“MEB”) issued by Deutsche Post. The MEB was acquired by Deutsche Bank in February 2009 as part of a wider acquisition agreement with Deutsche Post regarding Postbank shares. According to the acquisition agreement, the MEB was to be fully exchanged in 2012 for 60 million Postbank shares, or a 27.42 % stake. For accounting purposes, the MEB constituted an equity investment with risk and reward characteristics substantially similar to an ownership interest in the Postbank shares and therefore was included as part of the equity method investment. Upon recognition of the MEB, the equity method investment also contained an embedded derivative related to a profit sharing agreement with Deutsche Post on Deutsche Bank shares issued which were received as consideration by Deutsche Post. The embedded derivative was bifurcated as the risks and rewards from the profit sharing were not clearly and closely related to the host contract. The initial fair value of the embedded derivative was € 201 million which reduced the cost of the equity method investment in Postbank. Subsequent changes in the fair value of the options were reflected in profit or loss. The final value of the receivable arising from the embedded derivative, which was no longer remeasured since Deutsche Post sold all Deutsche Bank shares received as consideration for the initial acquisition of 50 million Postbank shares, amounted to € 677 million. The receivable was reported separately in other assets and, upon maturity of the MEB in February 2012, was offset with the corresponding collateral received (liability).

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-51
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

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

Along with the MEB, Deutsche Bank and Deutsche Post had also entered into put and call options for another 26.4 million Postbank shares held by Deutsche Post (12.07 % stake) which were exercisable between February 2012 and February 2013. The put and call options were reported as a derivative financial instrument measured at fair value through profit or loss.

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

	Number of Postbank shares (in million)	Stake in %
Direct shareholding in Postbank before the PTO	65.5	29.95

Shares acquired in PTO	48.2	22.03

Total direct ownership	113.7	51.98

MEB	60.0	27.42

Total Group equity interest	173.7	79.40

Noncontrolling interests in Postbank	45.1	20.60

Total Postbank shares	218.8	100.00

Following the acquisition, the Group extended its direct ownership interest in Postbank through additional share purchases in the market to 53.14 % at year-end 2011. Please refer to subsection “Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control” in this Note for information on related changes in the Group’s ownership interests.

With the subsequent conversion of the MEB on February 27, 2012, the Group further increased its direct interest in Postbank by 60 million shares or 27.42 ppt. Because the MEB had already been considered as an equity investment in the first place, its conversion did not result in any change in the Group’s consolidated Postbank stake and therefore had no impact on the Group’s total equity and profit or loss. With exercise of Deutsche Post’s put option on February 28, 2012, the Group’s direct interest and consolidated stake in Postbank further increased by 26.4 million shares or 12.07 ppt. Upon exercise, the recognized liability to purchase Postbank shares was settled. The exercise of the option did not have a material impact on the Group’s total equity. As of February 28, 2012 and along with additional shares acquired after the reporting date, Deutsche Bank increased its total direct ownership in Postbank to 93.7%.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-52
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

Domination and profit and loss transfer agreement. Subsequent to the acquisition, in January 2012, the Group announced the beginning of negotiations with Postbank on a domination and profit and loss transfer agreement according to Section 291 of the German Stock Corporation Act. Such agreements are commonly used in German corporate practice to, amongst others, enhance control and allow for tax grouping. Parties to this agreement are DB Finanzholding GmbH (a wholly-owned subsidiary of Deutsche Bank) as controlling company, and Postbank as dependent company. It is expected that the agreement will be finalized by the end of March 2012. To come into force, the domination and profit and loss transfer agreement would require approval at the Annual General Meeting of Postbank on June 5, 2012 and entry into the Commercial Register of Postbank. Once concluded and effective, minority shareholders of Postbank will receive compensation payments or, at their choice, a settlement payment which will be determined in the domination and profit and loss transfer agreement.

Purchase Price Allocation and Other Acquisition-related Information. Due to closing of the acquisition shortly before year-end 2010 and given its complexity, the initial acquisition accounting for Postbank had not been finalized at December 31, 2010. In completing the acquisition accounting in the fourth quarter 2011, the “Purchase Price Allocation and Other Acquisition-related Information” as of the closing date, which were previously disclosed for Postbank, have been updated to reflect adjustments existing at the acquisition date and identified during the measurement period under IFRS 3 R.

The following table summarizes the final acquisition-date status of the consideration transferred and the fair value of the Postbank equity method investment held before the business combination. In considering certain adjustments made during the measurement period, it also details, as of December 3, 2010, the final fair value amounts of assets acquired and liabilities assumed for the Postbank Group, a noncontrolling interest and goodwill acquired in the business combination. The measurement period adjustments reflected refinements of the initial fair value of certain assets acquired and liabilities assumed. They are based on facts and circumstances existing as of the acquisition date and did not result from intervening events subsequent to the acquisition date. The adjustments were mainly a result of updated information considered on expected cash flows and parameters used for the valuation of the acquired loan portfolio as well as for long-term debt assumed, refined parameters applied in the intangible asset valuation and the finalization of the fair valuation of the derivatives portfolio, with the latter resulting in a nearly proportional increase of financial assets and liabilities at fair value through profit or loss.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-53
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	Provisional Amounts[1]	Measurement Period Adjustments	Final Amounts
Consideration transferred

Cash consideration transferred for PTO settlement	1,205	–	1,205

Deduction for settlement of pre-existing relationship	176	(73)	103

Net consideration transferred	1,029	73	1,102

Fair value of the Group’s equity interests in Postbank held before the business combination

Equity method investment (excluding embedded derivative)[2]	3,139	–	3,139

Total purchase consideration	4,168	73	4,241

Recognized amounts of identifiable assets acquired and liabilities assumed[3]

Cash and cash equivalents	8,752	–	8,752

Financial assets at fair value through profit or loss	36,961	850	37,811

Financial assets available for sale	33,716	16	33,732

Loans	129,300	577	129,877

Intangible assets	1,557	(200)	1,357

All other assets	27,840	(52)	27,788

Deposits	139,859	–	139,859

Financial liabilities at fair value through profit or loss	31,983	857	32,840

Long-term debt	38,577	754	39,331

All other liabilities	24,813	(363)	24,450

Total identifiable net assets	2,894	(57)	2,837

Noncontrolling interest in Postbank	599	(12)	587

Deduction for settlement of pre-existing relationship	176	(73)	103

Total identifiable net assets attributable to Deutsche Bank shareholders	2,119	28	2,147

Goodwill acquired by the Group	2,049	45	2,094

Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders	4,168	73	4,241

[1]	Provisional amounts as previously reported in Note 04 “Acquisitions and Dispositions” of Deutsche Bank’s 2010 report.
[2]	Included a 29.95 % direct shareholding and the MEB which were both accounted for under the equity method.
[3]	By major class of assets acquired and liabilities assumed.

In finalizing the purchase price allocation during the measurement period, the Group reduced the initial acquisition-date fair values of Postbank’s net assets by € 57 million. The net decrease mainly related to measurement period adjustments made to the acquisition-date fair values of derivative financial instruments classified as financial assets and liabilities at fair value through profit or loss, certain liabilities classified as long-term debt, the acquired loan and securities portfolio and separately identified intangible assets. Accordingly, the initial amount of goodwill recognized at December 31, 2010 of € 2,049 million increased by € 45 million to € 2,094 million and the noncontrolling interest in Postbank was reduced by € 12 million. During 2011 and in connection with these adjustments, the Group recorded income before income taxes of € 6 million.

The following table provides information about major classes of receivables that were acquired from Postbank on December 3, 2010 and that the Group classified as loans as of the acquisition date.

in € m.
Contractually required cash flows including interest (undiscounted)	153,499

Less: Best estimate at the acquisition date of such contractual cash flows not expected to be collected	3,370

Cash flows expected to be collected[1]	150,129

[1]	Represents undiscounted expected principal and interest cash flows upon acquisition.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-54
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

The acquisition-date fair value corresponding to these acquired receivables as derived by the Group amounted to € 129.9 billion, comprising both loans and advances to customers and to banks. This amount also includes investment securities which the Group classified as loans with a fair value of € 22.5 billion.

As part of the final purchase price allocation, the Group recognized intangible assets of approximately € 1.4 billion included in the fair value of identifiable net assets acquired. These amounts represented both intangible assets included in the balance sheet of Postbank as well as those intangible assets which were ultimately identified in the purchase price allocation. The intangible assets mainly comprise customer relationships (€ 588 million), the Postbank trademark (€ 411 million) as well as software (€ 282 million).

Goodwill arising from the acquisition of Postbank was determined under the proportionate interest approach (“partial goodwill method”) pursuant to IFRS 3 R. The goodwill largely reflects the value from revenue and cost synergies expected from the acquisition of Postbank. The goodwill, which has been fully assigned to PBC, is not deductible for tax purposes.

Included in all other liabilities of the opening balance sheet is the acquisition-date fair value of contingent liabilities recognized for certain obligations identified in the purchase price allocation. Their aggregated final amount totaled € 109 million, compared to the initial amount of € 110 million recorded at year-end 2010. The timing and actual amount of outflow are uncertain. It is expected that the majority of the liabilities will be settled over the next four years. During 2011 and in relation to a settlement, the respective obligation was reduced and therefore an amount of € 66 million of these contingent liabilities was reversed to the income statement. The Group continues to analyze the development of these obligations and the potential timing of outflows.

The noncontrolling interests of € 587 million presented in the table of fair value of assets acquired and liabilities assumed above were determined at their proportionate share of Postbank’s identifiable net assets (“partial goodwill method”) measured at fair value as of the closing date.

Before the business combination, Deutsche Bank and Postbank were parties to certain transactions considered as pre-existing relationships. Among these transactions were various financial instruments included in the course of the parties’ regular interbank and hedging activities, certain bonds issued by the Group or by Postbank which were held by the other party and specific payment services provided to the Group by Postbank. All of these instruments were eliminated upon consolidation of Postbank. The aggregated acquisition-date fair value of the financial instruments totaled € 103 million, which was considered as a deduction in the determination of the consideration transferred and its allocation to Postbank’s net assets acquired. The settlement of certain of these financial instruments issued by Deutsche Bank and held by Postbank resulted in an extinguishment loss of € 1 million, which was included in other income of the Group’s consolidated income statement of the fourth quarter 2010.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-55
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

For the year 2011, Postbank contributed net revenues and net income after tax (including amortization of fair value adjustments from the final purchase price allocation) of € 4.8 billion and € 798 million, respectively, to the Group’s income statement. Refinements relating to the amortization of the initial fair value adjustments from the purchase price allocation resulted in income before income taxes of € 166 million recorded in 2011. Net revenues contributed in 2011 included impairment charges of € 465 million related to Greek government bonds, which resulted in a negative € 326 million impact on net income after tax.

Following consolidation commencing on December 3, 2010, for the year 2010 Postbank had contributed net revenues and net income after tax (including amortization of fair value adjustments from the purchase price allocation) of € 423 million and € 62 million, respectively, to the Group’s income statement. Considering certain transaction and integration costs of € 48 million recorded on the Group level, the Postbank consolidation impact on PBC’s income before income taxes attributable to DB shareholders in 2010 had amounted to € 30 million.

If consolidation had been effective as of January 1, 2010, Postbank’s pro-forma contribution to the Group’s net revenues and net income after tax in 2010 would have been € 3.8 billion and € 138 million, respectively. This pro-forma performance information was determined on the basis of Postbank’s stand-alone results for the year 2010 and did not include any notional amortization of fair value adjustments from the purchase price allocation for the period January 1, 2010 through December 31, 2010, any consolidation adjustments or the revaluation charge which the Group had actually recorded in the third and fourth quarter of 2010 on its previous equity method investment in Postbank.

ABN AMRO

On April 1, 2010, Deutsche Bank completed the acquisition of parts of ABN AMRO Bank N.V.’s (“ABN AMRO”) commercial banking activities in the Netherlands for an initial consideration of € 700 million paid in cash in the second quarter 2010. The amount of the consideration was reduced in the fourth quarter 2010 by € 13 million to € 687 million, following preliminary adjustments made to the closing balance sheet of the acquired businesses. The closing of the acquisition followed the approval by the European Commission (EC) and other regulatory bodies. As of the closing date, Deutsche Bank obtained control over the acquired businesses and accordingly commenced consolidation in the second quarter 2010. The acquisition is a key element in Deutsche Bank’s strategy of further expanding its GTB and PCAM businesses.

The acquisition included 100 % of the voting equity interests in the acquired businesses and encompassed the following activities:

—	two corporate client units in Amsterdam and Eindhoven, serving large corporate clients,
—	13 commercial branches that serve small and medium-sized enterprises,
—	Rotterdam-based bank Hollandsche Bank Unie N.V. (“HBU”), and
—	IFN Finance B.V., the Dutch part of ABN AMRO’s factoring unit IFN Group.

The two corporate client units, the 13 branches and HBU were included in a separate legal entity prior to the acquisition which was renamed as Deutsche Bank Nederland N.V. immediately after the acquisition. Both Deutsche Bank Nederland N.V. and IFN Finance B.V. have become direct subsidiaries of Deutsche Bank. The acquired businesses are using the Deutsche Bank brand name and are part of the Group’s Global Transaction Banking Corporate Division.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-56
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

At year-end 2010, the initial acquisition accounting for the business combination had not been finalized, in particular pending the finalization of fair value adjustments for certain parts of the opening balance sheet of the acquired businesses. The allocation of the consideration transferred to the acquisition-date fair value of net assets acquired had resulted in preliminary negative goodwill of € 216 million which was recognized in the Group’s income statement for 2010. The main reason that had led to the recognition of negative goodwill was the divestiture of parts of ABN AMRO’s Dutch commercial banking business and factoring services as required by the EC, following the acquisition of ABN AMRO Holding N.V. by a consortium of The Royal Bank of Scotland, Fortis Bank and Banco Santander in October 2007. The gain recognized was tax-exempt.

Finalization of the initial acquisition accounting for the business combination in the first quarter 2011 resulted in a reduction of € 24 million in the acquisition-date fair value of net assets acquired. Accordingly, the preliminary negative goodwill of € 216 million was reduced to € 192 million. Pursuant to IFRS 3, the finalization of the purchase price allocation had to be applied retrospectively as of the acquisition date. Therefore, retained earnings as of December 31, 2010 were reduced by € 24 million.

The final summary computation of the consideration transferred and its allocation to net assets acquired as of the acquisition date is presented below.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred

Cash consideration transferred	700

Purchase price adjustment	(13)

Total purchase consideration	687

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Cash and cash equivalents	113

Interest-earning time deposits with banks	71

Financial assets at fair value through profit or loss	779

Loans	9,802

Intangible assets	168

All other assets	810

Deposits	8,211

Financial liabilities at fair value through profit or loss	895

All other liabilities	1,758

Total identifiable net assets	879

Negative goodwill	192

Total identifiable net assets acquired, less negative goodwill	687

[1]	By major class of assets acquired and liabilities assumed.

As part of the purchase price allocation, customer relationships of € 168 million were identified as amortizing intangible assets. Furthermore, under the terms and conditions of the acquisition, ABN AMRO is providing initial credit risk coverage for 75 % of ultimate credit losses of the acquired loan portfolio (excluding IFN Finance B.V.). The maximum credit risk coverage is capped at 10 % of the portfolio volume. As of the acquisition date, the fair value of the guarantee totaled € 544 million, which is amortized over the expected average life-time of the underlying portfolio.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-57
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

The following table provides information about financial assets that were acquired from ABN AMRO on April 1, 2010 and that the Group classified as loans as of the acquisition date.

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

For the year 2011, ABN AMRO accounted for net revenues and a net loss after tax of € 554 million and € 153 million, respectively, in the Group’s income statement. This included the amortization of fair value adjustments from the purchase price allocation and an adjustment to the amortization of the upfront premium included in the purchase consideration representing credit protection to be provided by the seller. The latter adjustment was reflected in noninterest expenses and included charges of € 53 million related to the year 2010 (within segment reporting assigned to C&A) and € 34 million related to the first half of 2011 (in segment reporting recorded in GTB). The respective amortization expense for the second half of 2011 amounted to € 88 million.

Since the acquisition and excluding the above gain recognized from negative goodwill, for the year 2010 the acquired businesses contributed net revenues and net income after tax of € 405 million and € 35 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income after tax in 2010 (excluding the above mentioned gain from negative goodwill) would have been € 501 million and € 77 million, respectively.

Sal. Oppenheim

On March 15, 2010, Deutsche Bank closed the acquisition of 100 % of the voting equity interests in Luxembourg-based Sal. Oppenheim jr. & Cie. S.C.A. (“Sal. Oppenheim S.C.A.”), the holding company of the Sal. Oppenheim Group, for a total purchase price of € 1,261 million paid in cash. Of the purchase price, € 275 million was paid for BHF Asset Servicing GmbH (“BAS”), which, at the date of acquisition, had already been classified as asset held for sale and therefore was treated as a separate transaction distinct from the remaining Sal. Oppenheim Group. As all significant legal and regulatory approvals had been obtained by January 29, 2010, the date of acquisition was set at that date and, accordingly, the Group commenced consolidation of Sal. Oppenheim in the first quarter 2010. As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS amounted to € 1,261 million. According to the framework agreement reached in the fourth quarter 2009, the former shareholders of Sal. Oppenheim S.C.A. have the option of acquiring a long-term shareholding of up to 20 % in the German subsidiary Sal. Oppenheim jr. & Cie. AG & Co. KGaA. As of the reporting date, the acquisition-date fair value of the option is zero.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-58
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

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

As a result of the acquisition, the Group obtained control over Sal. Oppenheim S.C.A., which subsequently became a wholly-owned subsidiary of Deutsche Bank. All Sal. Oppenheim Group operations, including all of its asset and wealth management activities, the investment bank, BHF-BANK Group (“BHF-BANK”), BAS and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. were transferred to Deutsche Bank. Upon the acquisition, all of the Sal. Oppenheim Group businesses were integrated into the Group’s Asset and Wealth Management Corporate Division, except that BHF-BANK and BAS initially became part of the Corporate Investments Group Division. During the second quarter 2010, BHF-BANK and BAS were also transferred to the Corporate Division Asset and Wealth Management. For information on the subsequent business designation of BHF-BANK in 2011, please refer to Note 05 “Business Segments and Related Information”.

The sale of BAS to Bank of New York Mellon was consummated in August 2010. Also, as part of the Sal. Oppenheim Group, the Group acquired Services Généraux de Gestion S.A. and its subsidiaries, which were on-sold in the first quarter 2010. Over the course of the year 2010, Sal. Oppenheim Group discontinued most of its investment banking activities via sale or wind-down. The Equity Trading & Derivatives and Capital Markets Sales and Research units were acquired by Australia’s Macquarie Group in the second quarter 2010. In December 2010, Deutsche Bank had announced exclusive negotiations with Liechtenstein’s LGT Group concerning the contemplated sale of BHF-BANK. Accordingly, the Group had classified BHF-BANK as a disposal group held for sale as of December 31, 2010. For information on the further development in 2011, please also refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale”.

As of the reporting date, the acquisition-date fair value of the total consideration transferred for the Sal. Oppenheim Group and BAS was € 1,261 million. According to the framework agreement reached with the former shareholders of Sal. Oppenheim S.C.A., the purchase price might increase by up to € 476 million net payable in 2015, provided that certain risk positions (in particular legal and credit risk) do not materialize through 2015. As of the reporting date, the fair value estimate of the contingent consideration is zero.

The final fair value amounts recognized for the Sal. Oppenheim Group (excluding BAS) as of the acquisition date were as follows:

Deutsche Bank	Notes to the Consolidated Financial Statements	F-59
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Consideration transferred

Cash consideration transferred	986

Fair value of contingent consideration	–

Total purchase consideration	986

Recognized amounts of identifiable assets acquired and liabilities assumed[1]

Cash and cash equivalents	2,638

Interest-earning time deposits with banks	3,298

Central bank funds sold and securities purchased under resale agreements	889

Financial assets at fair value through profit or loss	6,626

Financial assets available for sale	6,174

Loans	5,609

Intangible assets	162

Assets classified as held for sale	1,884

All other assets	2,677

Deposits	18,461

Central bank funds purchased and securities sold under repurchase agreements	796

Financial liabilities at fair value through profit or loss	5,443

Long-term debt	1,737

Liabilities classified as held for sale	1,836

All other liabilities	1,534

Total identifiable net assets	150

Noncontrolling interests in Sal. Oppenheim Group	8

Total identifiable net assets attributable to Deutsche Bank shareholders	142

Goodwill	844

Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders	986

[1]	By major class of assets acquired and liabilities assumed.

The acquisition resulted in the recognition of goodwill of € 844 million which largely consists of synergies expected by combining certain operations in the asset and wealth management areas as well as an increased market presence in these businesses in Germany, Luxembourg, Switzerland and Austria. The goodwill is not deductible for tax purposes. Intangible assets included in the identifiable net assets acquired mainly represent software, customer relationships and the Sal. Oppenheim trademark. As part of the purchase price allocation, Deutsche Bank recognized a contingent liability of € 251 million for a large population of items relating to certain businesses acquired from Sal. Oppenheim Group. The timing and actual amount of outflow are uncertain. It is expected that these obligations will be settled over the next four years. The Group continues to analyze the risks and the potential timing of outflows.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-60
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

In respect of acquisition-related costs, € 2 million were recognized in general and administrative expenses in the Group’s income statement for 2010. In addition, € 11 million were incurred and recognized in 2009.

Following the acquisition, for the year 2010 the Sal. Oppenheim Group (excluding BAS) contributed net revenues and a net loss after tax of € 568 million and € 308 million, respectively, to the Group’s income statement. If the acquisition had been effective as of January 1, 2010, the contribution to the Group’s net revenues and net income in 2010 would have been € 599 million and a loss of € 336 million, respectively.

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

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.
Total purchase consideration, including fair value of the Group’s equity interest held before the business combination	8

Recognized amounts of identifiable assets acquired and liabilities assumed:[1]

Cash and cash equivalents	3

Financial assets available for sale	14

All other assets	1

Long-term debt	7

All other liabilities	1

Total identifiable net assets	10

Noncontrolling interests	–

Total identifiable net assets attributable to Deutsche Bank shareholders	10

Goodwill	2

Negative goodwill	4

Total identifiable net assets and goodwill acquired attributable to Deutsche Bank shareholders, less negative goodwill	8

[1]	By major class of assets acquired and liabilities assumed.

Since the acquisition, these businesses collectively contributed net revenues and net income after tax of € 2 million each to the Group’s income statement for the year 2010. If the acquisitions had been effective as of January 1, 2010, the effect on the Group’s net revenues and net income after tax in 2010 also would have been € 2 million each.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-61
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

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

The aggregate impact from these acquisitions on the Group’s 2009 balance sheet was as follows.

Fair Value of Assets Acquired and Liabilities Assumed as of the Acquisition Date

in € m.	Carrying value before the acquisition	Adjustments to fair value	Fair value
Assets:

Cash and due from banks	–	–	–

Goodwill	–	1	1

Other intangible assets	–	21	21

All remaining assets	–	–	–

Total assets	–	22	22

Liabilities:

Long-term debt	–	–	–

All remaining liabilities	–	3	3

Total liabilities	–	3	3

Net assets	–	19	19

Total liabilities and equity	–	22	22

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F-62
Annual Report 2011 on Form 20-F	04 – Acquisitions and Dispositions

Acquisitions and Dispositions of Noncontrolling Interests while Retaining Control

During 2011 and 2010, the Group completed acquisitions and dispositions of noncontrolling interests related to its investments in subsidiaries where the Group is not the sole owner and which did not result in the loss of control over the respective subsidiaries. In accordance with IAS 27 R, they were accounted for as equity transactions between the Group and outside shareholders with no gain or loss recognized in the Group’s income statement. The net cash consideration paid in 2011 and 2010 on these transactions totaled € 77 million and € 13 million, respectively. The carrying amounts of the related controlling and noncontrolling interests were adjusted to reflect the changes regarding the Group’s interests in these subsidiaries. Any difference between the fair values of the consideration transferred or received and the amounts by which the noncontrolling interests were adjusted is recognized directly in shareholders’ equity.

The following table summarizes for 2011 and 2010 the aggregated effect of changes in the Group’s ownership interests recorded for these subsidiaries during the respective periods. Ownership changes for 2011 mainly related to the consolidated interest in Postbank. Subsequent to the step-acquisition in December 2010, the Group had increased its direct shareholdings in Postbank from 51.98 % to a 53.14 % stake at year-end 2011 through additional shares purchased in the market.

in € m.	2011	2010
Deutsche Bank’s ownership interests as at beginning of the period	6,363	136

Net increase in Deutsche Bank’s ownership interests	56	76

Deutsche Bank’s share of net income or loss	822	(11)

Deutsche Bank’s share of other comprehensive income	(427)	29

Deutsche Bank’s share of other equity changes	375	(49)

Deutsche Bank’s ownership interests at the end of the period	7,189	181

Dispositions

During 2011, 2010 and 2009, the Group finalized several dispositions of subsidiaries/businesses. These disposals mainly included several businesses the Group had previously classified as held for sale, among them the sale of Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd. in the first quarter 2011 and BHF Asset Servicing GmbH in the third quarter 2010, a business already classified held for sale as part of the acquisition of the Sal. Oppenheim Group in the first quarter 2010. The total cash consideration received for these dispositions in 2011, 2010 and 2009 was € 368 million, € 281 million and € 51 million, respectively. The table below includes the assets and liabilities that were included in these disposals.

in € m.	2011	2010	2009
Cash and cash equivalents	21	45	49

All remaining assets	1,383	2,180	15

Total assets disposed	1,404	2,225	64

Total liabilities disposed	1,039	1,932	73

Also included in these dispositions completed in 2011 and 2010 were several divestitures in which the Group retained noncontrolling interests in the former subsidiaries. None of these disposal transactions were individually significant. The interests retained in the former subsidiaries were recognized initially at fair value as of the date when control was lost, on which date these interests were subsequently accounted for under the equity method. While there was no gain or loss on these dispositions in 2011, the resulting net gain recognized on these divestitures in 2010 totaled € 15 million, and is included in other income. Of that net gain recognized in 2010, € 5 million are related to the remeasurement to fair value of the interests retained in these former subsidiaries.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-63
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

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

The Group is organized into three group divisions, which are further subdivided into corporate divisions. As of December 31, 2011, the group divisions and corporate divisions were as follows:

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

—

AWM is composed of the business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of high-net-worth clients, their families and selected institutions.

—	PBC serves retail and affluent clients as well as small corporate customers with a full range of retail banking products.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-64
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

Corporate Investments (CI), which manages certain alternative assets of the Group and other debt and equity positions.

Changes in the composition of segments can arise from either changes in management responsibility, or from acquisitions and divestitures.

The following describes changes in management responsibilities with a significant impact on segmental reporting:

—	Effective January 1, 2011, the exposure in Actavis Group was transferred from the Corporate Division Corporate Banking & Securities to the Group Division CI.
—	Effective January 1, 2011, BHF-BANK was transferred from the Business Division Private Wealth Management within the Corporate Division Asset and Wealth Management to the Group Division CI.
—

With effect from July 1, 2010, an integrated management structure for the whole of the Corporate & Investment Bank Group Division was implemented following changes in the Management Board, and in the responsibility for Corporate Finance and Global Transaction Banking. The structure is intended to accelerate growth as a top-tier Corporate & Investment bank and allow for delivery of the Group’s targets. During the third quarter 2011, the former Capital Markets Sales business unit within the Corporate Division Global Transaction Banking was transferred to the Corporate Division Corporate Banking & Securities. In addition, a portfolio consisting of short-term lending transactions with German mid-cap clients was transferred from the Corporate Division Corporate Banking & Securities to the Corporate Division Global Transaction Banking in order to leverage the adjacencies between the cash management, trade financing and short-term lending activities with these clients.

—	On April 1, 2009, management responsibility for The Cosmopolitan of Las Vegas property changed from the Corporate Division CB&S to the Group Division CI.
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

The following describes acquisitions and divestitures which had a significant impact on the Group’s segment operations:

—

On November 11, 2011, the Group completed the step-acquisition of Deutsche UFG Capital Management (“DUCM”), one of Russia’s largest independent asset management companies. The transaction followed Deutsche Bank’s exercise of a purchase option on the remaining 60 % stake. Deutsche Bank now fully controls the acquiree, which was previously accounted for under the equity method. DUCM was allocated to the Corporate Division AWM.

—

On December 3, 2010, the Group consolidated Deutsche Postbank AG for the first time following the successful conclusion and settlement of a voluntary public takeover offer. As of that date, the investment in Postbank is included in the Corporate Division PBC.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-65
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

—

On April 1, 2010, the Group completed the acquisition of parts of the commercial banking activities of ABN AMRO Bank N.V. (“ABN AMRO”) in the Netherlands. These are included in the Corporate Division GTB.

—

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

Management reporting for the Group is generally based on IFRS. Non-IFRS compliant accounting methods are rarely used and represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS (for example, for certain financial instruments in the Group’s treasury books in CB&S and PBC) and to the recognition of trading results from own shares in revenues in management reporting (mainly in CB&S) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of pre-tax income for the businesses in management reporting (with a reversal in Consolidation & Adjustments, or C&A) and a component of net income appropriation under IFRS.

Deutsche Bank	Notes to the Consolidated Financial Statements	F-66
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

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

Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results. These measures include:

— Average Active Equity: The Group uses average active equity to calculate several ratios. However, active equity is not a measure provided for in IFRS and therefore the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering the differences in the calculation. The items for which the average shareholders’ equity is adjusted are average accumulated other comprehensive income excluding foreign currency translation (all components net of applicable taxes) as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments and to Consolidation & Adjustments in proportion to their regulatory requirements. Under the new methodology economic capital as the basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2011, the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

— Return on Average Active Equity in % is defined as income before income taxes less noncontrolling interest as a percentage of average active equity. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 67
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

Segmental Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the years ended December 31, 2011, 2010 and 2009, respectively.

2011	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Report
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total
Net revenues[1]	14,885	3,608	18,493	3,762	10,617	14,379	394	33,266

Provision for credit losses	304	158	462	55	1,309	1,364	14	1,840

Total noninterest expenses	11,650	2,327	13,977	2,941	7,336	10,277	1,492	25,746
therein:
Depreciation, depletion and amortization	43	6	49	25	167	192	262	504
Severance payments	81	14	95	27	221	248	60	403
Policyholder benefits and claims	207	–	207	0	–	0	–	207
Impairment of intangible assets	–	–	–	–	–	–	–	–
Restructuring activities	–	–	–	–	–	–	–	–

Noncontrolling interests	27	–	27	(1)	190	189	(2)	213

Income (loss) before income taxes[4]	2,905	1,123	4,028	767	1,782	2,549	(1,111)	5,466

Cost/income ratio	78%	64%	76%	78%	69%	71%	N/M	77%

Assets[2,3]	1,727,156	96,404	1,796,954	58,601	335,516	394,094	25,203	2,152,949

Expenditures for additions to long-lived assets	44	7	51	37	181	218	97	367

Risk-weighted assets	228,711	26,986	255,698	16,344	95,472	111,816	11,848	379,362

Average active equity[5]	18,113	2,448	20,561	5,289	11,274	16,563	1,130	38,254

Pre-tax return on average active equity	16%	46%	20%	15%	16%	15%	(98) %	14%

1 Includes:

Net interest income	7,787	1,690	9,478	620	6,983	7,603	161	17,242

Net revenues from external customers	15,773	3,374	19,146	3,776	9,930	13,705	364	33,215

Net intersegment revenues	(887)	234	(653)	(14)	687	674	30	51

Net income (loss) from equity method investments	23	2	25	41	140	182	(473)	(266)

2 Includes:

Equity method investments	1,005	43	1,047	193	2,043	2,236	438	3,722

N/M – Not meaningful

[3]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]

The Group also uses an adjusted income (loss) before income taxes (IBIT) for the calculation of its pre-tax return on average active equity (target definition). IBIT is adjusted to exclude a net positive impact of € 236 million related to the stake in Hua Xia Bank (PBC).

[5]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 68
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

2010	Corporate & Investment Bank				Private Clients and Asset Management			Corporate Investments		Total Management Reporting
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking		Total	Asset and Wealth Management	Private & Business Clients	Total
Net revenues [1]	17,551	3,379	[5]	20,929	3,674	6,136	9,810	(1,796)	[6]	28,944

Provision for credit losses	375	113		488	39	746	785	(0)		1,273

Total noninterest expenses	12,122	2,300		14,422	3,426	4,493	7,919	967		23,308
therein:
Depreciation, depletion and amortization	70	6		76	65	74	139	23		239
Severance payments	213	71		284	91	33	123	8		415
Policyholder benefits and claims	486	–		486	0	–	0	–		486
Impairment of intangible assets	–	29		29	–	–	–	–		29
Restructuring activities	–	–		–	–	–	–	–		–

Noncontrolling interests	20	–		20	(1)	8	6	(2)		24

Income (loss) before income taxes	5,033	965		5,999	210	890	1,100	(2,760)		4,339

Cost/income ratio	69%	68%		69%	93%	73%	81%	N/M		81%

Assets[2,3]	1,461,495	79,202		1,519,983	53,141	346,998	400,110	30,138		1,894,282

Expenditures for additions to long-lived assets	52	1		53	11	67	78	776		907

Risk-weighted assets	184,119	26,996		211,115	19,124	104,488	123,613	8,794		343,522

Average active equity[4]	18,941	2,416		21,357	5,314	4,592	9,906	2,243		33,505

Pre-tax return on average active equity	27%	40%		28%	4%	19%	11%	(123) %		13%

1 Includes:

Net interest income	9,741	1,387		11,128	516	3,850	4,365	32		15,526

Net revenues from external customers	18,115	3,176		21,290	3,712	5,707	9,419	(1,809)		28,901

Net intersegment revenues	(564)	203		(361)	(38)	429	391	13		43

Net income (loss) from equity method investments	(57)	1		(56)	6	(12)	(6)	(1,947)		(2,010)

2 Includes:

Equity method investments	2,108	41		2,149	259	34	292	116		2,558

N/M – Not meaningful

[3]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

[5]

Includes a gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO’s commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010, which is excluded from the Group’s target definition.

[6]	Includes a charge related to the investment in Deutsche Postbank AG of € 2,338 million, which is excluded from the Group’s target definition.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 69
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

2009	Corporate & Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting 5
in € m. (unless stated otherwise)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total
Net revenues[1]	16,164	2,643	18,807	2,685	5,576	8,261	1,044	28,112

Provision for credit losses	1,791	25	1,816	17	790	806	8	2,630

Total noninterest expenses	10,982	1,697	12,679	2,475	4,328	6,803	581	20,063
therein:
Depreciation, depletion and amortization	70	5	75	18	69	87	8	170
Severance payments	138	7	144	105	192	297	0	442
Policyholder benefits and claims	541	–	541	0	–	0	–	541
Impairment of intangible assets	5	–	5	(291)	–	(291)	151	(134)
Restructuring activities	–	–	–	–	–	–	–	–

Noncontrolling interests	(2)	–	(2)	(7)	0	(7)	(1)	(10)

Income (loss) before income taxes	3,393	921	4,314	200	458	658	456	5,428

Cost/income ratio	68%	64%	67%	92%	78%	82%	56%	71%

Assets[2,3]	1,300,705	54,889	1,343,824	43,761	131,014	174,739	28,456	1,491,108

Expenditures for additions to long-lived assets	73	17	89	56	42	98	395	583

Risk-weighted assets	185,206	18,756	203,962	12,201	36,872	49,073	16,935	269,969

Average active equity[4]	19,606	1,798	21,403	4,223	4,000	8,224	1,917	31,544

Pre-tax return on average active equity	17%	51%	20%	5%	11%	8%	24%	17%

1 Includes:

Net interest income	7,351	1,168	8,519	379	3,493	3,871	(108)	12,283

Net revenues from external customers	16,990	2,140	19,130	2,525	5,372	7,897	1,053	28,079

Net intersegment revenues	(826)	503	(323)	160	204	364	(9)	33

Net income (loss) from equity method investments	(77)	1	(76)	(14)	1	(12)	155	67

2 Includes:

Equity method investments	1,543	40	1,584	202	42	244	5,911	7,739

[3]

The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are eliminated at the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[4]

For management reporting purposes goodwill and other intangible assets with indefinite useful lives are explicitly assigned to the respective divisions. Starting 2011, the Group’s average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their regulatory capital requirements, which comprises of the regulatory capital required to support risk weighted assets and certain capital deduction items, goodwill and unamortized other intangible assets. Prior periods were adjusted accordingly.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 70
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations

The following table presents a reconciliation of the total results of operations and total assets of the Group’s business segments under management reporting systems to the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009, respectively.

	2011			2010			2009
in € m.	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated	Total Management Reporting	Consoli- dation & Adjustments	Total Consolidated
Net revenues[1]	33,266	(38)	33,228	28,944	(377)	28,567	28,112	(159)	27,952

Provision for credit losses	1,840	(1)	1,839	1,273	0	1,274	2,630	(0)	2,630

Noninterest expenses	25,746	253	25,999	23,308	10	23,318	20,063	57	20,120

Noncontrolling interests	213	(213)	–	24	(24)	–	(10)	10	–

Income (loss) before income taxes	5,466	(77)	5,390	4,339	(363)	3,975	5,428	(226)	5,202

Assets	2,152,949	11,154	2,164,103	1,894,282	11,348	1,905,630	1,491,108	9,556	1,500,664

Risk-weighted assets	379,362	1,884	381,246	343,522	2,683	346,204	269,969	3,507	273,476

Average active equity[2]	38,254	12,195	50,449	33,505	7,848	41,353	31,544	3,069	34,613

[1]	Net interest income and noninterest income.
[2]

The increase in Average Active Equity in Consolidation & Adjustments reflects the capital build up the bank is undertaking in light of increasing external capital requirements under the revised Basel 2.5 and Basel 3 framework. We expect capital to be allocated back to our business divisions, in particular those most affected by the aforementioned regulatory changes, as we adjust our internal requirements in lieu of external developments.

In 2011, loss before income taxes in Consolidation & Adjustments (C&A) was € 77 million. Noninterest expenses were driven by bank levies of € 247 million, primarily related to Germany and the UK. In 2011, the main adjustments to net revenues in C&A were:

—

Adjustments related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These adjustments, which increased net revenues by approximately € 25 million, essentially relate to two partly offsetting effects. The widening of the credit spread of the Group’s own debt resulted in a gain. Economically hedged short-term positions as well as economically hedged debt issuance trades resulted in a net loss, mainly driven by movements in interest rates in both euro and U.S. dollar.

—	Hedging of net investments in certain foreign operations decreased net revenues by approximately € 215 million.
—

The remainder of net revenues was due to net interest revenues which were not allocated to the business segments and items outside the management responsibility of the business segments. Such items include net funding expenses on non-divisionalized assets/liabilities, e.g. deferred tax assets/liabilities, and net interest revenues related to tax refunds and accruals.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&A. The increase compared to the prior year was mainly due to the consolidation of Postbank.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 71
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

In 2010, loss before income taxes in C&A was € 363 million. Noninterest expenses included the receipt of insurance payments which were partly offset by charges for litigation provisions as well as other items outside the management responsibility of the business segments. The main adjustments to net revenues in C&A in 2010 were:

—

Adjustments related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These adjustments, which decreased net revenues by approximately € 210 million, related to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in interest rates in both euro and U.S. dollar.

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

In 2009, loss before income taxes in C&A was € 226 million. Noninterest expenses included charges related to litigation provisions and other items outside the management responsibility of the business segments. Partly offsetting were value-added tax benefits. The main adjustments to net revenues in C&A in 2009 were:

—

Adjustments related to positions which were measured at fair value for management reporting purposes and measured at amortized cost under IFRS. These adjustments, which decreased net revenues by approximately € 535 million, relate to economically hedged short-term positions as well as economically hedged debt issuance trades and were mainly driven by movements in short-term interest rates in both euro and U.S. dollar.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 72
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

Entity-Wide Disclosures

The following tables present the net revenue components of the CIB and PCAM Group Divisions, for the years ended December 31, 2011, 2010 and 2009, respectively.

	Corporate & Investment Bank
in € m.	2011	2010	2009
Sales & Trading (debt and other products)	8,579	9,925	9,684

Sales & Trading (equity)	2,422	3,108	2,650

Total Sales & Trading	11,001	13,033	12,335

Origination (debt)	1,056	1,200	1,129

Origination (equity)	559	706	663

Total origination	1,615	1,906	1,792

Advisory	621	573	402

Loan products	1,510	1,588	1,772

Transaction services	3,608	3,163	2,643

Other products	138	665	(136)

Total[1]	18,493	20,929	18,807

[1]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
in € m.	2011	2010	2009
Discretionary portfolio management/fund management	2,354	2,491	2,083

Advisory/brokerage	1,735	1,717	1,531

Credit products	2,585	2,628	2,535

Deposits and payment services	2,244	2,102	1,945

Other products[1]	5,460	872	167

Total[2]	14,379	9,810	8,261

[1]	The increase from 2010 to 2011 includes € 4.2 bn from the consolidation of Postbank.
[2]

Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 73
Annual Report 2011 on Form 20-F	05 – Business Segments and Related Information

The following table presents total net revenues (before provisions for credit losses) by geographic area for the years ended December 31, 2011, 2010 and 2009, respectively. The information presented for CIB and PCAM has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for CI and C&A is presented on a global level only, as management responsibility for these areas is held centrally.

in € m.	2011	2010	2009
Germany:
CIB	2,600	2,864	2,353
PCAM	9,983	5,699	4,769

Total Germany	12,583	8,563	7,122

Europe, Middle East and Africa:
CIB	7,775	8,258	8,485
PCAM	3,007	2,693	2,479

Total Europe, Middle East and Africa[1]	10,782	10,951	10,964

Americas (primarily United States):
CIB	4,908	6,420	5,295
PCAM	981	1,032	724

Total Americas	5,889	7,452	6,020

Asia/Pacific:
CIB	3,210	3,387	2,672
PCAM	408	387	289

Total Asia/Pacific	3,618	3,774	2,961

CI	394	(1,796)	1,044

Consolidation & Adjustments	(38)	(377)	(159)

Consolidated net revenues[2]	33,228	28,567	27,952

[1]	For the years ended December 31, 2011, 2010 and 2009 the United Kingdom accounted for approximately 60 % of these revenues.
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

Deutsche Bank	Notes to the Consolidated Inocme Statement	F- 74
Annual Report 2011 on Form 20-F	06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Income Statement

06 –

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Interest Income

The following are the components of interest and similar income and interest expense.

in € m.	2011	2010	2009
Interest and similar income:
Interest-earning deposits with banks	794	691	633
Central bank funds sold and securities purchased under resale agreements	977	446	320
Securities borrowed	155	133	67
Financial assets at fair value through profit or loss	15,376	15,589	13,634
Interest income on financial assets available for sale	935	700	496
Dividend income on financial assets available for sale	148	137	91
Loans	14,914	10,222	10,555
Other	1,579	861	1,157

Total interest and similar income	34,878	28,779	26,953

Interest expense:
Interest-bearing deposits	6,779	3,800	5,119
Central bank funds purchased and securities sold under repurchase agreements	426	301	280
Securities loaned	343	278	269
Financial liabilities at fair value through profit or loss	6,515	6,019	4,503
Other short-term borrowings	479	375	798
Long-term debt	1,835	1,490	2,612
Trust preferred securities	813	781	680
Other	243	152	233

Total interest expense	17,433	13,196	14,494

Net interest income	17,445	15,583	12,459

Interest income recorded on impaired financial assets was € 83 million, € 146 million and € 133 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 75
Annual Report 2011 on Form 20-F	06 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of net gains (losses) on financial assets/liabilities at fair value through profit or loss.

in € m.	2011	2010	2009
Trading income:
Sales & Trading (equity)	(1,293)	198	1,125
Sales & Trading (debt and other products)	3,356	3,564	4,223
Total Sales & Trading	2,063	3,762	5,348
Other trading income	686	(104)	286

Total trading income	2,749	3,658	5,634

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Securities purchased/sold under resale/repurchase agreements	(20)	35	(73)
Securities borrowed/loaned	(0)	–	(2)
Loans and loan commitments	(894)	(331)	3,929
Deposits	(368)	(13)	(162)
Long-term debt[1]	1,772	83	(2,550)
Other financial assets/liabilities designated at fair value through profit or loss	(181)	(78)	333

Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	309	(304)	1,475

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,058	3,354	7,109

[1]

Includes € (20) million, € 39 million and € (176) million from securitization structures for the years ended December 31, 2011, 2010 and 2009, respectively. Fair value movements on related instruments of € (108) million, € 163 million and € (49) million for December 31, 2011, 2010 and 2009, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 76
Annual Report 2011 on Form 20-F	07 – Commissions and Fee Income

The following table presents data relating to the Group’s combined net interest and net gains (losses) on financial assets/liabilities at fair value through profit or loss by group division and, for the Corporate & Investment Bank, by product, for the years ended December 31, 2011, 2010 and 2009, respectively.

in € m.	2011	2010	2009
Net interest income	17,445	15,583	12,459

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,058	3,354	7,109

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,503	18,937	19,568

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss by Group Division/CIB product:
Sales & Trading (equity)	1,589	2,266	2,047
Sales & Trading (debt and other products)	7,826	9,339	9,818
Total Sales & Trading	9,415	11,604	11,865
Loan products[1]	701	672	649
Transaction services	1,788	1,451	1,203
Remaining products[2]	589	353	251

Total Corporate & Investment Bank	12,493	14,081	13,969

Private Clients and Asset Management	7,914	4,609	4,157

Corporate Investments	137	(86)	793

Consolidation & Adjustments	(40)	333	649

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,503	18,937	19,568

[1]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[2]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss of origination, advisory and other products.

07 –

Commissions and Fee Income

The following are the components of commission and fee income and expense.

in € m.	2011	2010	2009
Commission and fee income and expense:

Commission and fee income	14,409	13,652	11,377
Commission and fee expense	2,865	2,983	2,466

Net commissions and fee income	11,544	10,669	8,911

in € m.	2011	2010	2009
Net commissions and fee income:

Net commissions and fees from fiduciary activities	3,458	3,529	2,925
Net commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	3,665	3,873	3,449
Net fees for other customer services[1]	4,421	3,267	2,537

Net commissions and fee income	11,544	10,669	8,911

[1]	The increase from 2010 to 2011 includes commissions related to nonbanking activities of Postbank.

Deutsche Bank	Notes to the Consolidated Income Statement	F- 77
Annual Report 2011 on Form 20-F	08 – Net Gains (Losses) on Financial Assets Available for Sale

08 –

Net Gains (Losses) on Financial Assets Available for Sale

The following are the components of net gains (losses) on financial assets available for sale.

in € m.	2011		2010	2009
Net gains (losses) on financial assets available for sale:

Net gains (losses) on debt securities:	(223)		58	37
Net gains (losses) from disposal	285		74	119
Impairments	(508)	[1]	(16)	(82)

Net gains (losses) on equity securities:	289		120	(295)
Net gains (losses) from disposal / remeasurement	383		164	443
Impairments	(94)		(44)	(738)

Net gains (losses) on loans:	17		18	(56)
Net gains (losses) from disposal	24		36	9
Impairments	(7)		(18)	(81)
Reversal of impairments	–		0	16

Net gains (losses) on other equity interests:	39		5	(89)
Net gains (losses) from disposal	56		40	–
Impairments	(17)		(35)	(89)

Total net gains (losses) on financial assets available for sale	123		201	(403)

[1]	Includes impairments of € (527) million on Greek government bonds, partly offset by reversals of impairments on debt securities recorded in prior periods.

Financial assets available for sale included Greek government bonds which were substantially acquired by Deutsche Bank as part of its acquisition of Postbank on December 3, 2010. Based on developments in the second quarter 2011, Deutsche Bank determined as of June 30, 2011 that there was objective evidence of impairment of all Greek government bonds classified as available for sale. As of that date all unrealized losses reported in accumulated other comprehensive income attributable to such bonds were recognized in the consolidated statement of income. Subsequent to June 30, 2011, fair value losses attributable to the impaired Greek bonds were also recognized in income. As a result of this impairment Deutsche Bank recognized in 2011 a loss before income taxes of € 527 million, which had a negative impact of € 368 million on net income. As of December 31, 2011, the average fair value of the Greek bonds was approximately 30 % of the notional.

Please refer also to Note 16 “Financial Assets available for Sale” of this report. More information on financial assets/liabilities related to certain European countries is included on page 184 of this report (unaudited).

Deutsche Bank	Notes to the Consolidated Income Statement	F- 78
Annual Report 2011 on Form 20-F	10 – General and Administrative Expenses

09 –

Other Income

The following are the components of other income.

in € m.	2011	2010	2009
Other income:

Net income from investment properties	33	(3)	(117)
Net gains (losses) on disposal of investment properties	14	5	(2)
Net gains (losses) on disposal of consolidated subsidiaries	39	18	61
Net gains (losses) on disposal of loans	(22)	(87)	2
Insurance premiums[1]	214	252	129
Net income from derivatives qualifying for hedge accounting	336	34	(237)
Consolidated investments[2]	570	247	212
Remaining other income[3]	138	298	(231)

Total other income	1,322	764	(183)

[1]

Net of reinsurance premiums paid. The development is primarily driven by Abbey Life Assurance Company Limited. Includes in 2010 the impact of a change in presentation of longevity insurance and reinsurance contracts. This change in presentation resulted in a transfer of € 102 million of expenses from Other income to Policyholder benefits and claims in 2011, and an amount of € 117 million in 2010.

[2]	The increase in consolidated investments in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.
[3]

The increase from 2009 to 2010 in remaining other income was mainly driven by significantly lower impairments on The Cosmopolitan of Las Vegas property in 2010 and a gain representing negative goodwill related to the commercial banking activities acquired from ABN AMRO in the Netherlands.

10 –

General and Administrative Expenses

The following are the components of general and administrative expenses.

in € m.	2011	2010	2009
General and administrative expenses:

IT costs	2,194	2,274	1,759
Occupancy, furniture and equipment expenses	2,072	1,679	1,457
Professional service fees	1,632	1,616	1,088
Communication and data services	849	785	672
Travel and representation expenses	539	554	408
Payment, clearing and custodian services	504	418	406
Marketing expenses	410	335	278
Consolidated investments[1]	652	390	248
Other expenses[2]	3,805	2,082	2,086

Total general and administrative expenses	12,657	10,133	8,402

[1]	The increase in consolidated investments in 2011 compared to 2010 is essentially driven by The Cosmopolitan of Las Vegas, mainly related to the start of its operations at the end of 2010.
[2]

The increase in other expenses in 2011 compared to 2010 is primarily driven by specific charges in CB&S (€ 655 million litigation related expenses and a specific charge of € 310 million relating to the impairment of a German VAT claim) and the first time consideration of € 247 million for the German and UK bank levies.

Deutsche Bank	Notes to the Consolidated Income Statement	F- 79
Annual Report 2011 on Form 20-F	11 – Earnings per Common Share

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

The following table presents the computation of basic and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009, respectively.

in € m.	2011	2010	2009
Net income (loss) attributable to Deutsche Bank shareholders – numerator for basic earnings per share	4,132	2,310	4,973

Effect of dilutive securities:
Forwards and options	–	–	–
Convertible debt	(13)	3	2

Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	4,119	2,313	4,975

Number of shares in m.

Weighted-average shares outstanding – denominator for basic earnings per share	928.0	753.3	689.4

Effect of dilutive securities:
Forwards	0.0	0.0	0.0
Employee stock compensation options	0.0	0.0	0.1
Convertible debt	1.5	2.1	0.7
Deferred shares	27.8	35.4	26.4
Other (including trading options)	0.0	0.0	0.1

Dilutive potential common shares	29.3	37.5	27.3

Adjusted weighted-average shares after assumed conversions – denominator for diluted earnings per share	957.3	790.8	716.7

in €	2011	2010	2009
Basic earnings per share	4.45	3.07	7.21

Diluted earnings per share	4.30	2.92	6.94

Deutsche Bank	Notes to the Consolidated Income Statement	F- 80
Annual Report 2011 on Form 20-F	11 – Earnings per Common Share

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

As of December 31, 2011, 2010 and 2009, the following instruments were outstanding and were not included in the calculation of diluted earnings per share, because to do so would have been anti-dilutive.

Number of shares in m.	2011	2010	2009
Forward purchase contracts	–	–	–

Convertible debt	0.2	–	–

Put options sold	–	–	–

Call options sold	–	–	–

Employee stock compensation options	0.3	0.4	0.3

Deferred shares	–	–	–

Deutsche Bank	Notes to the Consolidated Balance Sheet	F-81
Annual Report 2011 on Form 20-F	12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

Notes to the Consolidated Balance Sheet

12 –

Financial Assets/Liabilities at Fair Value through Profit or Loss

The following are the components of financial assets and liabilities at fair value through profit or loss.

in € m.	Dec 31, 2011	Dec 31, 2010
Trading assets:
Trading securities	214,087	238,283
Other trading assets[1]	26,837	33,008

Total trading assets	240,924	271,291

Positive market values from derivative financial instruments	859,582	657,780

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	117,284	108,912
Securities borrowed	27,261	27,887
Loans	24,220	23,254
Other financial assets designated at fair value through profit or loss	11,528	11,873

Total financial assets designated at fair value through profit or loss	180,293	171,926

Total financial assets at fair value through profit or loss	1,280,799	1,100,997

[1]	Includes traded loans of € 18,039 million and € 23,080 million at December 31, 2011 and 2010 respectively.

in € m.	Dec 31, 2011	Dec 31, 2010
Trading liabilities:
Trading securities	60,005	65,183
Other trading liabilities	3,881	3,676

Total trading liabilities	63,886	68,859

Negative market values from derivative financial instruments	838,817	647,195

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	93,606	107,999
Loan commitments	1,192	572
Long-term debt	13,889	15,280
Other financial liabilities designated at fair value through profit or loss	9,631	6,303

Total financial liabilities designated at fair value through profit or loss	118,318	130,154

Investment contract liabilities[1]	7,426	7,898

Total financial liabilities at fair value through profit or loss	1,028,447	854,106

[1]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 “Insurance and Investment Contracts”, for more detail on these contracts.

Loans and Loan Commitments designated at Fair Value through Profit or Loss

The Group has designated various lending relationships at fair value through profit or loss. Lending facilities consist of drawn loan assets and undrawn irrevocable loan commitments. The maximum exposure to credit risk on a drawn loan is its fair value. The Group’s maximum exposure to credit risk on drawn loans, including securities purchased under resale agreements and securities borrowed, was € 169 billion and € 160 billion as of December 31, 2011, and 2010, respectively. Exposure to credit risk also exists for undrawn irrevocable loan commitments and is predominantly counterparty credit risk.

The credit risk on the securities purchased under resale agreements and securities borrowed designated under the fair value option is mitigated by the holding of collateral. The valuation of these instruments takes into account the credit enhancement in the form of the collateral received. As such there is no material movement during the year or cumulatively due to movements in counterparty credit risk on these instruments.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 82
Annual Report 2011 on Form 20-F	12 – Financial Assets/Liabilities at Fair Value through Profit or Loss

The changes in fair value attributable to movements in counterparty credit risk for loans and loan commitments held at the reporting date are detailed in the table below. This has been determined using valuation models that exclude the fair value impact associated with market risk.

	Dec 31, 2011		Dec 31, 2010
in € m.	Loans[1]	Loan commitments	Loans[1]	Loan commitments
Fair value of loans and loan commitments exposed to credit risk	24,220	1,192[2]	23,254	572[2]

Changes in fair value of loans and loan commitments due to credit risk

Cumulative change in the fair value[3]	(84)	(236)	3	387[4]

Annual change in the fair value in 2011/2010	(88)	(611)	–	349[4]

Notional value of loans and loan commitments hedged with credit derivatives	5,477	46,185	6,024	50,667

Notional of credit derivatives used to mitigate credit risk	4,055	37,289	3,799	34,223

Changes in fair value of credit derivatives specifically used to mitigate credit risk

Cumulative change in the fair value[3]	55	425	(9)	(151)

Annual change in the fair value in 2011/2010	62	576	(27)	(230)

[1]	Where the loans are over-collateralized there is no material movement in valuation during the year or cumulatively due to movements in counterparty credit risk.
[2]	Represents financial liability.
[3]

Changes are attributable to loans and loan commitments held at reporting date, which may differ from those held in prior periods. No adjustments are made to prior year to reflect differences in the underlying population.

[4]	Prior year amounts have been amended.

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

in € m.	Dec 31, 2011	Dec 31, 2010
Cumulative change in the fair value	197	76

Annual change in the fair value in 2011/2010	141	43

For all financial liabilities designated at fair value through profit or loss the amount that the Group would contractually be required to pay at maturity, or drawdown in the case of a loan commitment, was € 45.6 billion and € 50.7 billion more than the carrying amount as of December 31, 2011 and 2010, respectively. The amount contractually required to pay at maturity assumes the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, the amount the Group would contractually be required to pay is determined by reference to the conditions existing at the reporting date.

The majority of the difference between the fair value of financial liabilities designated at fair value through profit or loss and the contractual cash flows which will occur at maturity is attributable to undrawn loan commitments where the contractual cash flow at maturity assumes full drawdown of the facility. The difference between the fair value and the contractual amount repayable at maturity excluding the amount of undrawn loan commitments designated at fair value through profit or loss was € 0.6 billion and € 0.6 billion as of December 31, 2011, and 2010, respectively.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 83
Annual Report 2011 on Form 20-F	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

13 –

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

The following table details the carrying values, unrealized fair value losses in accumulated other comprehensive income, ranges of effective interest rates based on weighted average rates by business and expected recoverable cash flows estimated at reclassification date.

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	–	(1.1)

Effective interest rates at reclassification date:
upper range	13.1%	9.9%
lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

The following table shows carrying values and fair values by asset type as of December 31, 2011 and December 31, 2010 of the assets reclassified in 2008 and 2009.

	Dec 31, 2011		Dec 31, 2010
in € m.	Carrying value	Fair value	Carrying value	Fair Value
Trading assets reclassified to loans:
Securitized assets[1]	6,733	5,501	8,438	7,035
Debt securities	859	823	1,016	923
Loans	7,754	7,117	8,544	7,945

Total trading assets reclassified to loans	15,346	13,441	17,998	15,903

Financial assets available for sale reclassified to loans:
Securitized assets[1]	6,220	5,359	7,378	6,521
Loans	1,337	1,427	1,306	1,284

Total financial assets available for sale reclassified to loans	7,557	6,786	8,684	7,805

Total financial assets reclassified to loans	22,903	20,227	26,682	23,708

[1]	Securitized assets consists of mortgage- and asset-backed securities.

Sales of reclassified assets are individually subject to a governance and approval process to determine if a sale is the best course of action for the Group’s overall profitability, capital position and regulatory compliance. During 2011 the Group sold reclassified assets with a carrying value of € 1.1 billion. Of the sales that occurred in 2011 all were assets that were previously classified as trading, including € 0.6 billion of asset-backed securities. These sales resulted in net gains of € 34 million. The aforementioned governance and approval process determined that the assets sold were due to circumstances that were not foreseeable at the time of the reclassification, including amendments to the capital rules that led to significantly higher absolute capital requirements for the Group as a whole.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 84
Annual Report 2011 on Form 20-F	13 – Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

In addition to sales, the decrease in the carrying value of reclassified assets previously classified as trading includes € 622 million attributable to restructuring of mortgage-backed securities and € 587 million attributable to the maturing of loans. The decrease also includes redemptions and maturities of € 1.2 billion of asset-backed securities previously classified as available for sale. Provisions for credit losses taken during the period were mostly against loans formerly classified as trading in the commercial real estate and leveraged lending businesses.

The unrealized fair value gains (losses) that would have been recognized in profit or loss and the net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made are shown in the table below.

in € m.	2011	2010	2009
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(11)	120	(884)

Impairment losses on the reclassified financial assets available for sale which were impaired	(16)	(7)	(9)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	133	251	1,147

After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

in € m.	2011		2010	2009
Interest income	691	[1]	1,154	1,368

Provision for credit losses	(186)		(278)	(1,047)

Other income[2]	34		1	–

Income before income taxes on reclassified trading assets	539		877	321

Interest income	153		146	227

Provision for credit losses	(1)		–	(205)

Other income[2]	–		(1)	–

Income before income taxes on reclassified financial assets available for sale	152		145	22

[1]	The significant decrease in Interest Income for 2011 is mostly due to the restructuring of loans to Actavis Group that occurred in 2010 and are no longer part of the reclassified asset population.
[2]	Predominantly relates to gains and losses from the sale of reclassified assets.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 85
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

Valuation Adjustments: Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid/offer spreads, liquidity and counterparty credit risk. Bid/offer spread valuation adjustments are required to adjust mid market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument, and therefore its fair value. The carrying value of a long position is adjusted from mid to bid, and the carrying value of a short position is adjusted from mid to offer. Bid/offer valuation adjustments are determined from bid-offer prices observed in relevant trading activity and in quotes from other broker-dealers or other knowledgeable counterparties. Where the quoted price for the instrument is already a bid/offer price then no bid/offer valuation adjustment is necessary. Where the fair value of financial instruments is derived from a modeling technique then the parameter inputs into that model are normally at a mid-market level. Such instruments are generally managed on a portfolio basis and valuation adjustments are taken to reflect the cost of closing out the net exposure the Bank has to each of the input parameters. These adjustments are determined from bid/offer prices observed in relevant trading activity and quotes from other broker-dealers.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 86
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor. For example, a valuation adjustment is required to cover expected credit losses on over-the-counter derivatives which are typically not reflected in mid-market or bid/offer quotes. The adjustment amount is determined at each reporting date by assessing the potential credit exposure to all counterparties taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk for each counterparty based on market evidence, which may include default levels implied from historic information, fundamental analysis of financial information, and Credit Default Swaps (CDS) spreads.

Similarly, in establishing the fair value of derivative liabilities the Group considers its own creditworthiness on derivatives by assessing all counterparties’ potential future exposure to the Group, taking into account any collateral held, the effect of any master netting agreements, expected loss given default and the credit risk of the Group based on historic default levels of entities of the same credit quality.

Where there is uncertainty in the assumptions used within a modeling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid/offer levels which are less observable, and these adjustments aim to estimate the bid/offer by computing the risk-premium associated with the transaction. Where a financial instrument is part of a group of transactions risk managed on a portfolio basis, but where the trade itself is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this fact.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 87
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 88
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

These instruments include: many over-the-counter (OTC) derivatives; many investment-grade listed credit bonds; some credit default swaps (CDS); many collateralized debt obligations (CDO); and many less-liquid equities.

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

These instruments include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDOs (cash and synthetic); monoline exposures; private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

The following table presents the carrying value of the financial instruments held at fair value across the three levels of the fair value hierarchy. Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 01 “Significant Accounting Policies”.

	Dec 31, 2011			Dec 31, 2010
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading securities	99,487	103,327	11,272	96,828	126,594	14,861
Positive market values from derivative financial instruments	15,947	822,009	21,626	14,976	624,961	17,843
Other trading assets	847	20,773	5,218	692	26,249	6,067
Financial assets designated at fair value through profit or loss	6,907	168,224	5,162	7,674	160,966	3,286
Financial assets available for sale	3,960	37,026	4,295	17,186	32,481[1]	4,599[1]
Other financial assets at fair value[2]	–	7,511[2]	–[3]	–	8,504[2]	– [1,3]

Total financial assets held at fair value	127,148	1,158,870	47,573	137,356	979,755	46,656

Financial liabilities held at fair value:
Trading securities	35,033	24,625	347	43,967	20,966	251
Negative market values from derivative financial instruments	12,815	814,696	11,306	12,379	623,900	10,916
Other trading liabilities	22	3,845	14	1	3,669	5
Financial liabilities designated at fair value through profit or loss	116	116,198	2,004	348	127,736	2,070
Investment contract liabilities[4]	–	7,426	–	–	7,898	–
Other financial liabilities at fair value[2]	–	4,159[2]	(250)[3]	–	6,526[2]	(239)[3]

Total financial liabilities held at fair value	47,986	970,949	13,421	56,695	790,695	13,003

[1]

Prior year amounts have been adjusted to correctly classify € (623) million of embedded derivatives related to Level 3 financial assets available for sale. This amount should have been recorded in the available for sale line rather than other financial assets at fair value.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

[4]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 40 “Insurance and Investment Contracts” for more detail on these contracts.

There have been no significant transfers of instruments between level 1 and level 2 of the fair value hierarchy.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 89
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

Mortgage- and Other Asset-Backed Securities (ABS): These instruments include residential and commercial mortgage-backed securities and other asset-backed securities including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

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

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 90
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

Over-The-Counter Derivative Financial Instruments: Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

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

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option: The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 91
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

The table below presents the financial instruments categorized in level 3 followed by an analysis and discussion of the financial instruments so categorized. Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities in the table below.

in € m.	Dec 31, 2011	Dec 31, 2010
Financial assets held at fair value:
Trading securities:
Sovereign and quasi-sovereign obligations	1,045	576
Mortgage- and other asset-backed securities	3,724	6,302
Corporate debt securities and other debt obligations	5,979	7,406
Equity securities	524	577

Total trading securities	11,272	14,861

Positive market values from derivative financial instruments	21,626	17,843

Other trading assets	5,218	6,067

Financial assets designated at fair value through profit or loss:
Loans	4,496	2,740
Other financial assets designated at fair value through profit or loss	666	546

Total financial assets designated at fair value through profit or loss	5,162	3,286

Financial assets available for sale	4,295	4,599[1]

Other financial assets at fair value	–	–[1]

Total financial assets held at fair value	47,573	46,656

Financial liabilities held at fair value:

Trading securities	347	251

Negative market values from derivative financial instruments	11,306	10,916

Other trading liabilities	14	5

Financial liabilities designated at fair value through profit or loss:
Loan commitments	1,194	572
Long-term debt	801	1,481
Other financial liabilities designated at fair value through profit or loss	9	17

Total financial liabilities designated at fair value through profit or loss	2,004	2,070

Other financial liabilities at fair value	(250)	(239)

Total financial liabilities held at fair value	13,421	13,003

[1]

Prior year amounts have been adjusted to correctly classify € (623) million of embedded derivatives related to Level 3 financial assets available for sale. This amount should have been recorded in the available for sale line rather than other financial assets at fair value.

Trading Securities: Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential mortgage-backed securities, collateralized debt obligation securities and other asset-backed securities are reported here. The decrease in the balance during the period is mainly due to transfers of assets from level 3 to level 2 due to improved observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Financial Instruments: Derivatives categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 92
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

During the period the market value of derivatives increased. This increase was due to both mark-to-market gains on the instruments and transfers of derivative assets from level 2 to level 3 of the hierarchy due to unobservability of input parameters used to value these instruments.

Other Trading Instruments: Other trading instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The loan balance reported in this level of the fair value hierarchy comprises illiquid leveraged loans and illiquid residential and commercial mortgage loans. The balance was reduced in the year mainly due to the net impact of purchases and sales of level 3 assets across a range of businesses.

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

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in the balance during the period is primarily due to the issuance of new loans.

Financial Assets Available for Sale: Unlisted equity instruments are reported in this level of the fair value hierarchy where there is no close proxy and the market is very illiquid.

Reconciliation of financial instruments classified in Level 3

The table below presents a reconciliation of financial instruments categorized in level 3 of the fair value hierarchy. Although some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input, they are required to be presented as gross assets and liabilities in the table below. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table below does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 93
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

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

Dec 31, 2011		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies	Total gains/ losses1	Purchases	Sales	Issuances5	Settle- ments6	Transfers into Level 3	Transfers out of Level 3	Balance, end of year

Financial assets held at fair value:

Trading securities	14,861	–	(280)	3,716	(3,533)	–	(1,405)	2,298	(4,385)	11,272

Positive market values from derivative financial instruments	17,843	–	3,620	–	–	–	(1,225)	4,207	(2,819)	21,626

Other trading assets	6,067	–	191	1,998	(3,256)	712	(341)	382	(535)	5,218

Financial assets designated at fair value through profit or loss	3,286	–	(104)	174	(232)	2,532	(1,541)	1,076	(29)	5,162

Financial assets available for sale	4,599	–	385[2]	1,328	(1,226)	–	(991)	814	(614)	4,295

Other financial assets at fair value	–	–	–	–	–	–	–	–	–	–

Total financial assets held at fair value	46,656	–	3,812[3,4]	7,216	(8,247)	3,244	(5,503)	8,777	(8,382)	47,573

Financial liabilities held at fair value:

Trading securities	251	–	(12)	–	–	–	121	1	(14)	347

Negative market values from derivative financial instruments	10,916	–	1,702	–	–	–	(1,428)	3,546	(3,430)	11,306

Other trading liabilities	5	–	9	–	–	–	–	–	–	14

Financial liabilities designated at fair value through profit or loss	2,070	–	622	–	–	209	(422)	59	(534)	2,004

Other financial liabilities at fair value	(239)	–	(95)	–	–	–	(76)	2	158	(250)

Total financial liabilities held at fair value	13,003	–	2,226[3,4]	–	–	209	(1,805)	3,608	(3,820)	13,421

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

[2]

Total gains and losses on available for sale include a loss of € 76 million recognized in other comprehensive income, net of tax, and a gain of € 213 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[3]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 266 million and for total financial liabilities held at fair value this is a negative € 57 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 94
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

Dec 31, 2010		Changes in
in € m.	Balance, beginning of year	the group of consoli- dated com- panies 1	Total gains/ losses 2	Purchases	Sales	Issuances6	Settle- ments7	Transfers into Level 3	Transfers out of Level 3	Balance, end of year

Financial assets held at fair value:

Trading securities	15,609	6	1,437	5,479	(6,292)	–	(1,412)	4,299	(4,265)	14,861

Positive market values from derivative financial instruments	25,211	74	589	32	(71)	–	(2,997)	1,111	(6,106)	17,843

Other trading assets	10,782	–	(1)	1,439	(1,427)	173	(1,511)	424	(3,812)	6,067

Financial assets designated at fair value through profit or loss	3,410	–	(97)	294	(23)	1,627	(1,909)	54	(70)	3,286

Financial assets available for sale	3,167	717[8]	151[3]	1,648	(491)	–	(351)	881	(1,123)	4,599[8]

Other financial assets at fair value	41	–[8]	–	–	–	–	(41)	–	–	–[8]

Total financial assets held at fair value	58,220	797	2,079[4,5]	8,892	(8,304)	1,800	(8,221)	6,769	(15,376)	46,656

Financial liabilities held at fair value:

Trading securities	431	–	119	–	–	–	(182)	3	(120)	251

Negative market values from derivative financial instruments	15,591	11	2,092	–	–	–	(1,952)	1,531	(6,357)	10,916

Other trading liabilities	283	17	(271)	–	–	–	–	–	(24)	5

Financial liabilities designated at fair value through profit or loss	2,621	–	258	–	–	448	(977)	180	(460)	2,070

Other financial liabilities at fair value	(757)	–	40	–	–	–	32	446	–	(239)

Total financial liabilities held at fair value	18,169	28	2,238[4,5]	–	–	448	(3,079)	2,160	(6,961)	13,003

[1]	Amounts recorded in the changes in the group of consolidated companies predominantly relate to the consolidation of Postbank at December 3, 2010.
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

[4]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a positive € 1.3 billion and for total financial liabilities held at fair value this is a negative € 184 million. This predominantly relates to derivatives. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

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

[8]

Prior year amounts have been adjusted to correctly classify € (623) million of embedded derivatives related to Level 3 financial assets available for sale. This amount should have been recorded in the available for sale line rather than other financial assets at fair value.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 95
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of December 31, 2011 it could have increased fair value by as much as € 3.5 billion or decreased fair value by as much as € 4.2 billion. As of December 31, 2010, it could have increased fair value by as much as € 3.6 billion or decreased fair value by as much as € 3.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid/offer spread valuation adjustments. Bid/offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 96
Annual Report 2011 on Form 20-F	14 – Financial Instruments carried at Fair Value

The table below provides a breakdown of the sensitivity analysis by type of instrument. Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

	Dec 31, 2011		Dec 31, 2010
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Derivatives:
Credit	1,971	2,957	2,065	2,724
Equity	238	137	185	103
Interest related	94	114	143	157
Hybrid	415	293	321	121
Other	189	170	117	69

Securities:
Debt securities	217	217	303	282
Equity securities	9	9	91	60
Mortgage- and asset-backed	5	5	77	59

Loans:
Leveraged loans	–	–	3	3
Commercial loans	–	–	51	9
Traded loans	343	342	278	287

Total	3,481	4,244	3,634	3,874

Total Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The total gains or losses are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date.

in € m.	Dec 31, 2011	Dec 31, 2010
Financial assets held at fair value:

Trading securities	113	943
Positive market values from derivative financial instruments	4,627	2,755
Other trading assets	238	150
Financial assets designated at fair value through profit or loss	12	(61)
Financial assets available for sale	334	(30)
Other financial assets at fair value	–	(31)

Total financial assets held at fair value	5,324	3,726

Financial liabilities held at fair value:

Trading securities	(3)	(109)
Negative market values from derivative financial instruments	(2,775)	(75)
Other trading liabilities	14	(4)
Financial liabilities designated at fair value through profit or loss	(765)	(194)
Other financial liabilities at fair value	106	29

Total financial liabilities held at fair value	(3,423)	(353)

Total	1,901	3,373

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 97
Annual Report 2011 on Form 20-F	15 – Fair Value of Financial Instruments not carried at Fair Value

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

in € m.	2011	2010
Balance, beginning of year	622	822

New trades during the period	418	268

Amortization	(235)	(243)

Matured trades	(142)	(135)

Subsequent move to observability	(28)	(117)

Exchange rate changes	10	27

Balance, end of year	645	622

15 –

Fair Value of Financial Instruments not carried at Fair Value

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value”.

As described in Note 13 “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value”, to the reclassified assets.

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

The valuation techniques the Group applies are as follows:

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 98
Annual Report 2011 on Form 20-F	15 – Fair Value of Financial Instruments not carried at Fair Value

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

Loans: Fair value is determined using discounted cash flow models that incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or credit default swap markets, where available and appropriate.

For retail lending portfolios with a large number of homogenous loans (e.g., German residential mortgages), the fair value is calculated on a portfolio basis by discounting the portfolio’s contractual cash flows using risk-free interest rates. This present value calculation is then adjusted for credit risk by discounting at the margins which could be earned on similar loans if issued at the balance sheet date. For other portfolios the present value calculation is adjusted for credit risk by calculating the expected loss over the estimated life of the loan based on various parameters including probability of default and loss given default and level of collateralization. The fair value of corporate lending portfolios is estimated by discounting a projected margin over expected maturities using parameters derived from the current market values of collateralized loan obligation (CLO) transactions collateralized with loan portfolios that are similar to the Group’s corporate lending portfolio.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 99
Annual Report 2011 on Form 20-F	15 – Fair Value of Financial Instruments not carried at Fair Value

Long-term debt and trust preferred securities: Fair value is determined from quoted market prices, where available. Where quoted market prices are not available, fair value is estimated using a valuation technique that discounts the remaining contractual cash at a rate at which an instrument with similar characteristics could be issued at the balance sheet date.

The following table presents the estimated fair value of the Group’s financial instruments which are not carried at fair value in the balance sheet.

	Dec 31, 2011		Dec 31, 2010
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:

Cash and due from banks	15,928	15,928	17,157	17,157
Interest-earning deposits with banks	162,000	161,905	92,377	92,378
Central bank funds sold and securities purchased under resale agreements	25,773	25,767	20,365	20,310
Securities borrowed	31,337	31,337	28,916	28,916
Loans	412,514	408,295	407,729	401,813
Other assets[1]	134,699	134,660	116,589	116,565

Financial liabilities:

Deposits	601,730	602,585	533,984	534,442
Central bank funds purchased and securities sold under repurchase agreements	35,311	35,311	27,922	27,954
Securities loaned	8,089	8,089	3,276	3,276
Other short-term borrowings	65,356	65,348	64,990	64,912
Other liabilities[1]	154,647	154,647	135,389	135,386
Long-term debt	163,416	158,245	169,660	168,211
Trust preferred securities	12,344	9,986	12,250	11,462

[1]	Only includes financial assets or financial liabilities.

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 01 “Significant Accounting Policies”.

Loans: The difference between fair value and carrying value does not reflect the economic benefits and costs that the Group expects to receive from these instruments. The difference arose predominantly due to an increase in expected default rates and reduction in liquidity as implied from market pricing since initial recognition. These reductions in fair value are offset by an increase in fair value due to interest rate movements on fixed rate instruments.

Long-term debt and trust preferred securities: The difference between fair value and carrying value is due to the effect of changes in the rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to when the instrument was issued.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 100
Annual Report 2011 on Form 20-F	16 – Financial Assets Available for Sale

16 –

Financial Assets Available for Sale

The following are the components of financial assets available for sale:

in € m.	Dec 31, 2011	Dec 31, 2010
Debt securities:
German government	5,207	4,053
U.S. Treasury and U.S. government agencies	1,015	1,633
U.S. local (municipal) governments	605	563
Other foreign governments	10,919	17,688
Corporates	18,856	19,901
Other asset-backed securities	1,273	1,780
Mortgage-backed securities, including obligations of U.S. federal agencies	731	154
Other debt securities	775	442

Total debt securities	39,381	46,214

Equity securities:
Equity shares	1,632	3,296
Investment certificates and mutual funds	236	132

Total equity securities	1,868	3,428

Other equity interests	1,116	2,251

Loans	2,916	2,373

Total financial assets available for sale	45,281	54,266

The decrease in debt securities available for sale 2011 was mainly driven by maturities and disposals of securities, partly offset by increases from the change in classification of assets related to the BHF-BANK disposal group, which was classified as held for sale until April 2011. The decline in equity securities available for sale was primarily driven by the application of equity method accounting for the Group’s stake in Hua Xia Bank from February 2011.

Financial assets available for sale included Greek government bonds with a fair value of € 211 million as of December 31, 2011 and € 1.1 billion as of December 31, 2010. Substantially all of these bonds were acquired by Deutsche Bank as part of its acquisition of Postbank on December 3, 2010. The Group categorized Greek government bonds in Level 2 of the IFRS fair value hierarchy. Fair values as of December 31, 2011 were established from market data received from independent pricing sources.

Please also refer to Note 08 “Net Gains (Losses) on Financial Assets available for Sale” of this report. More information on financial assets/liabilities related to certain European countries is included on page 184 of this report (unaudited).

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 101
Annual Report 2011 on Form 20-F	17 – Equity Method Investments

17 –

Equity Method Investments

Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.

As of December 31, 2011 the following investees were significant, representing 75 % of the carrying value of equity method investments.

Investment[1]	Ownership percentage
Actavis Equity S.à r.l., Munsbach[2]	0.00%

BrisConnections Investment Trust, Kedron	35.59%

Huamao Property Holdings Ltd., George Town[3]	0.00%

Hua Xia Bank Company Limited, Beijing [3]	19.99%

Rongde Asset Management Company Limited, Beijing	40.70%

Station Holdco LLC, Wilmington	25.00%

[1]	All significant equity method investments are investments in associates.
[2]	Equity method accounting based on subordinated financing arrangement.
[3]	The Group has significant influence over the investee through board seats or other measures.

Summarized aggregated financial information of significant equity method investees follows.

in € m.	Dec 31, 2011	Dec 31, 2010
Total assets	147,793	131,002

Total liabilities	137,862	128,745

Revenues	5,478	4,988

Net income (loss)	696	(709)

The following are the components of the net income (loss) from all equity method investments.

in € m.	2011	2010	2009
Net income (loss) from equity method investments:
Pro-rata share of investees’ net income (loss)	222	457	189
Net gains (losses) on disposal of equity method investments	29	14	21
Impairments	(515)	(2,475)	(151)

Total net income (loss) from equity method investments	(264)	(2,004)	59

2011 included an impairment of € 457 million related to Actavis Group, a generic pharmaceutical group.

In 2010 a charge of approximately € 2.3 billion attributable to the equity method investment in Deutsche Postbank AG prior to consolidation was included. On December 3, 2010, Deutsche Bank gained a controlling majority in Postbank shares and commenced consolidation of the Postbank Group as of that date. As a consequence the Group ceased equity method accounting for its investment in Postbank. Further detail is included in Note 04 “Acquisitions and Dispositions”.

There was no unrecognized share of losses of an investee, neither for the period, nor cumulatively.

Equity method investments for which there were published price quotations had a carrying value of € 2.2 billion and a fair value of € 2.1 billion as of December 31, 2011, and a carrying value of € 280 million and a fair value of € 561 million as of December 31, 2010. In 2011 Hua Xia Bank is included for the first time.

The investees have no significant contingent liabilities to which the Group is exposed.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 102
Annual Report 2011 on Form 20-F	17 – Equity Method Investments

In 2011 and 2010, none of the Group’s investees experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

Hua Xia Bank. On May 6, 2010, Deutsche Bank announced that it had signed a binding agreement to subscribe for newly issued shares in Hua Xia Bank Co. Ltd. (“Hua Xia Bank”) for a total subscription price of RMB 5.6 billion (€ 587 million). Deutsche Bank’s subscription was part of a private placement of Hua Xia Bank shares to its three largest shareholders with an overall issuance value of up to RMB 20.8 billion (€ 2.2 billion). Upon final settlement of the transaction, which was effective with the registration of the new shares on April 26, 2011, this investment increased Deutsche Bank’s equity stake in Hua Xia Bank from 17.12 % to 19.99 % of issued capital.

The purchase of the newly issued shares was subject to substantive regulatory approvals to be granted by various Chinese regulatory agencies. The last substantive regulatory approval, which resulted in Deutsche Bank having a claim to receive the additional shares and the associated voting rights, was received on February 11, 2011.

Upon this date, the new shares to be issued have been taken into consideration when assessing Deutsche Bank’s level of influence in accordance with IAS 28, “Investments in Associates”, because they represent potential voting rights.

As of February 11, 2011, Deutsche Bank’s influence was represented by the existing voting rights of 17.12 % and the potential voting rights of 2.87%. The resulting 19.99 % of the voting power is considered to evidence significant influence because it is materially equal to the 20 % of the voting power upon which significant influence is generally presumed to exist. Furthermore, Deutsche Bank’s significant influence is evidenced by the fact that Deutsche Bank has successfully negotiated its stake increase with Hua Xia Bank’s management and the other stakeholders and is represented on four of six of Hua Xia Bank Board Committees.

The equity method of accounting has been applied from February 11, 2011.

Upon reclassifying the investment from Financial assets available for sale to Equity method investments in the first quarter 2011, Deutsche Bank used the remeasurement approach by analogy to IFRS 3R, “Business Combinations”. As a result unrealized net gains of € 263 million previously recorded in Other comprehensive income were reclassified into Net gains (losses) on financial assets available for sale in the income statement.

The reclassification of the investment and the increase of the equity stake resulted in an increase of the balance sheet position Equity method investments by € 2.0 billion as of December 31, 2011.

Station Holdco LLC. On June 17, 2011, the Las Vegas based hotel and casino operator, Station Casinos, completed its plan of reorganization and emerged from bankruptcy. As a result of the restructuring Deutsche Bank owns 25 % of the non-voting equity in the restructured entity Station Holdco LLC and has the right to appoint a director or directors to two of its eight board seats. Consequently, the equity method of accounting has been applied since June 17, 2011.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 103
Annual Report 2011 on Form 20-F	19 – Allowance for Credit Losses

18 –

Loans

The following table presents the Group’s loans by industry classification.

in € m.	Dec 31, 2011	Dec 31, 2010
Banks and insurance	35,308	38,798
Manufacturing	22,754	20,748
Households (excluding mortgages)	38,657	35,115
Households – mortgages	135,531	132,235
Public sector	16,412	24,113
Wholesale and retail trade	15,045	13,637
Commercial real estate activities	46,143	44,120
Lease financing	1,679	2,321
Fund management activities	24,952	27,964
Other	80,576	72,841

Gross loans	417,057	411,892

(Deferred expense)/unearned income	381	867

Loans less (deferred expense)/unearned income	416,676	411,025

Less: Allowance for loan losses	4,162	3,296

Total loans	412,514	407,729

19 –

Allowance for Credit Losses

The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

	2011			2010			2009
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	1,643	1,653	3,296	2,029	1,313	3,343	977	961	1,938

Provision for loan losses	907	925	1,832	562	751	1,313	1,789	808	2,597
Net charge-offs:	(512)	(385)	(897)	(896)	(404)	(1,300)	(637)	(419)	(1,056)
Charge-offs	(553)	(512)	(1,065)	(934)	(509)	(1,443)	(670)	(552)	(1,222)
Recoveries	41	127	168	38	104	143	33	133	166

Changes in the group of consolidated companies	–	(0)	(0)	–	–	–	–	–	–

Exchange rate changes/other	(26)	(43)	(69)	(53)	(6)	(60)	(101)	(37)	(137)

Allowance, end of year	2,011	2,150	4,162	1,643	1,653	3,296	2,029	1,313	3,343

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 104
Annual Report 2011 on Form 20-F	20 – Derecognition of Financial Assets

The following table presents the activity in the Group’s allowance for off-balance sheet positions, which consists of contingent liabilities and lending commitments.

	2011			2010			2009
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Allowance, beginning of year	108	110	218	83	124	207	98	112	210

Provision for off-balance sheet positions	19	(12)	7	(18)	(21)	(39)	21	12	33

Usage	–	–	–	–	–	–	(45)	–	(45)

Changes in the group of consolidated companies	(0)	0	0	42	–	42	–	–	–

Exchange rate changes/other	(0)	0	0	1	7	8	10	–	10

Allowance, end of year	127	98	225	108	110	218	83	124	207

In 2010 the Group recorded changes in the group of consolidated companies for off-balance sheet allowances following the consolidation of acquisitions amounting to € 34 million for Postbank Group and € 8 million for Sal. Oppenheim/BHF-BANK.

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

in € m.	Dec 31, 2011	Dec 31, 2010
Carrying amount of transferred assets

Trading securities not derecognized due to the following transactions:
Repurchase agreements	49,401	54,022
Securities lending agreements	31,245	39,454
Total return swaps	9,857	8,854

Total trading securities	90,503	102,330

Other trading assets	1,984	2,455

Financial assets available for sale	10,034	4,391

Loans	3,292	3,700

Total	105,813	112,876

Carrying amount of associated liability	86,472	99,957

Continuing involvement accounting is typically applied when the Group retains the rights to future cash flows of an asset, continues to be exposed to a degree of default risk in the transferred assets or holds a residual interest in, or enters into derivative contracts with, securitization or special purpose entities.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 105
Annual Report 2011 on Form 20-F	21 – Assets Pledged and Received as Collateral

The following table provides further detail on the carrying value of the assets transferred in which the Group still has continuing involvement.

in € m.	Dec 31, 2011	Dec 31, 2010
Carrying amount of the original assets transferred:

Trading securities	1,383	2,197
Other trading assets	7,302	6,011

Carrying amount of the assets continued to be recognized:

Trading securities	1,367	2,186
Other trading assets	2,078	1,713

Carrying amount of associated liability	3,467	3,910

21 –

Assets Pledged and Received as Collateral

The Group pledges assets primarily for repurchase agreements and securities borrowing agreements which are generally conducted under terms that are usual and customary to standard securitized borrowing contracts. In addition, the Group pledges collateral against other borrowing arrangements and for margining purposes on OTC derivative liabilities. The carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities is as follows.

in € m.	Dec 31, 2011	Dec 31, 2010
Interest-earning deposits with banks	71	930

Financial assets at fair value through profit or loss	83,862	101,109

Financial assets available for sale	11,886	3,362

Loans	17,619	15,867

Other	330	181

Total	113,768	121,449

Assets transferred where the transferee has the right to sell or repledge are disclosed on the face of the balance sheet. As of December 31, 2011, and December 31, 2010, these amounts were € 99 billion and € 98 billion, respectively.

As of December 31, 2011, and December 31, 2010, the Group had received collateral with a fair value of € 304 billion and € 269 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions. These transactions were generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or repledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. As of December 31, 2011 and December 31, 2010, the Group had resold or repledged € 262 billion and € 249 billion, respectively. This was primarily to cover short sales, securities loaned and securities sold under repurchase agreements.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 106
Annual Report 2011 on Form 20-F	22 – Property and Equipment

22 –

Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction- in-progress	Total
Cost of acquisition:

Balance as of January 1, 2010	1,469	2,741	1,592	466	6,268

Changes in the group of consolidated companies	1,045	200	(8)	4	1,241
Additions	115	417	156	185	873
Transfers	2,208	398	60	(361)	2,305
Reclassifications (to)/from ‘held for sale’	(161)	(21)	(4)	–	(186)
Disposals	33	247	55	–	335
Exchange rate changes	3	133	72	4	212

Balance as of December 31, 2010	4,646	3,621	1,813	298	10,378

Changes in the group of consolidated companies	(18)	(2)	–	–	(20)
Additions	31	309	111	343	794
Transfers	1	263	127	(209)	182
Reclassifications (to)/from ‘held for sale’	(354)	(108)	–	(4)	(466)
Disposals	57	179	95	–	331
Exchange rate changes	53	29	17	1	100

Balance as of December 31, 2011	4,302	3,933	1,973	429	10,637

Accumulated depreciation and impairment:

Balance as of January 1, 2010	589	1,926	971	5	3,491

Changes in the group of consolidated companies	–	(1)	(13)	–	(14)
Depreciation	47	293	154	–	494
Impairment losses	6	22	–	–	28
Reversals of impairment losses	–	–	–	–	–
Transfers	704	(13)	(4)	(5)	682
Reclassifications (to)/from ‘held for sale’	(2)	–	–	–	(2)
Disposals	16	187	39	–	242
Exchange rate changes	2	92	45	–	139

Balance as of December 31, 2010	1,330	2,132	1,114	–	4,576

Changes in the group of consolidated companies	(1)	1	–	–	–
Depreciation	86	389	138	–	613
Impairment losses	137	5	1	–	143
Reversals of impairment losses	–	–	–	–	–
Transfers	(4)	76	(7)	–	65
Reclassifications (to)/from ‘held for sale’	(94)	3	(2)	–	(93)
Disposals	19	149	74	–	242
Exchange rate changes	22	28	16	–	66

Balance as of December 31, 2011	1,457	2,485	1,186	–	5,128

Carrying amount:

Balance as of December 31, 2010	3,316	1,489	699	298	5,802

Balance as of December 31, 2011	2,845	1,448	787	429	5,509

In 2010 the Group changed the accounting treatment of The Cosmopolitan of Las Vegas previously accounted for as investment property under other assets and reclassified it to property and equipment due to the start of its operations at the end of 2010. In 2011 an impairment charge of € 135 million on owner occupied property was taken for The Cosmopolitan of Las Vegas to reflect lower revenue expectations.

Impairment losses on property and equipment are recorded within general and administrative expenses in the income statement.

Deutsche Bank	Notes to the Consolidated Financial Statements	F- 107
Annual Report 2011 on Form 20-F	23 – Leases

In the first quarter 2011 the Group headquarters in Frankfurt am Main previously accounted for as property and equipment was classified as held for sale. For further details on the assets held for sale please refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale”.

The carrying value of items of property and equipment on which there is a restriction on sale was € 191 million as of December 31, 2011.

Commitments for the acquisition of property and equipment were € 21 million at year-end 2011.

23 –

Leases

The Group is lessee under lease arrangements covering property and equipment.

Finance Lease Commitments

Most of the Group’s finance lease arrangements are made under usual terms and conditions. The Group has one significant lease contract that includes a bargain purchase option to acquire the building at expiration of the leasing contract.

The following table presents the net carrying value for each class of leasing assets held under finance leases.

in € m.	Dec 31, 2011	Dec 31, 2010
Land and buildings	86	87
Furniture and equipment	1	2
Other	1	3

Net carrying value	88	92

Additionally, the Group has sublet leased assets classified as finance leases with a net carrying value of € 5 million as of December 31, 2010. There were no sublet leased assets as of December 31, 2011.

The future minimum lease payments required under the Group’s finance leases were as follows.

in € m.	Dec 31, 2011	Dec 31, 2010
Future minimum lease payments:
not later than one year	10	17
later than one year and not later than five years	39	65
later than five years	4	73

Total future minimum lease payments	53	155

less: Future interest charges	7	111

Present value of finance lease commitments	46	44

Future minimum sublease payments of € 14 million are expected to be received under non-cancelable subleases as of December 31, 2011. As of December 31, 2010, future minimum sublease payments of € 105 million were expected. As of December 31, 2011, the amount of contingent rent recognized in the income statement was € 0.7 million. As of December 31, 2010, contingent rent was € 1 million. The contingent rent is based on market interest rates, such as three months EURIBOR; below a certain rate the Group receives a rebate.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 108
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Operating Lease Commitments

The Group leases the majority of its offices and branches under long-term agreements. Most of the lease contracts are made under usual terms and conditions, which means they include options to extend the lease by a defined amount of time, price adjustment clauses and escalation clauses in line with general office rental market conditions. However the lease agreements do not include any clauses that impose any restriction on the Group’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements. The Group has one significant lease contract which contains five options to extend the lease each for a period of five years and there is no purchase option in this specific lease.

The future minimum lease payments required under the Group’s operating leases were as follows.

in € m.	Dec 31, 2011	Dec 31, 2010
Future minimum rental payments:
not later than one year	891	831
later than one year and not later than five years	2,572	2,316
later than five years	2,246	2,074

Total future minimum rental payments	5,709	5,221

less: Future minimum rentals to be received	204	248

Net future minimum rental payments	5,505	4,973

The total future minimum rental payments included € 484 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The Group entered into a 181 months leaseback arrangement for the entire facility in connection with the transaction.

In 2011, the rental payments for lease and sublease agreements amounted to € 859 million. This included charges of € 899 million for minimum lease payments and € 0.2 million for contingent rents as well as € 41 million related to sublease rentals received.

24–

Goodwill and Other Intangible Assets

Goodwill

Changes in Goodwill

The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2011, and 2010, are shown below by cash-generating units (CGU). The Group’s primary CGUs are Corporate Banking & Securities (CB&S), Global Transaction Banking (GTB), Asset Management (AM) and Private Wealth Management (PWM) within the Asset and Wealth Management (AWM) segment, Private & Business Clients (PBC) and Corporate Investments (CI).

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 109
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Goodwill allocated to cash-generating units

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset Management	Private Wealth Management	Private & Business Clients	Corporate Investments	Others	Total
Balance as of January 1, 2010	3,104	453	1,788	927	974	–	174	7,420

Goodwill acquired during the year	2	–	67	765	2,049	–	13	2,896

Purchase accounting adjustments	–	5	–	(4)	–	–	–	1

Transfers	–	3	12	(15)	–	–	–	–

Reclassification from (to) ‘held for sale’	–	–	(7)	–	–	–	(13)	(20)

Goodwill related to dispositions without being classified as ‘held for sale’	–	–	–	–	–	–	–	–

Impairment losses[1]	–	–	–	–	–	–	–	–

Exchange rate changes/other	226	26	128	63	2	–	20	465

Balance as of December 31, 2010	3,332	487	1,988	1,736	3,025	–	194	10,762

Gross amount of goodwill	3,332	487	1,988	1,736	3,025	230	678	11,476

Accumulated impairment losses	–	–	–	–	–	(230)	(484)	(714)

Balance as of January 1, 2011	3,332	487	1,988	1,736	3,025	–	194	10,762

Goodwill acquired during the year	–	–	25	–	–	–	–	25

Purchase accounting adjustments	–	(11)	8	(8)	45	–	–	34

Transfers	44	(44)	–	–	–	–	–	–

Reclassification from (to) ‘held for sale’	(4)	–	–	–	(5)	–	–	(9)

Goodwill related to dispositions without being classified as ‘held for sale’	–	–	–	–	–	–	–	–

Impairment losses[1]	–	–	–	–	–	–	–	–

Exchange rate changes/other	81	8	42	26	1	–	3	161

Balance as of December 31, 2011	3,453	440	2,063	1,754	3,066	–	197	10,973

Gross amount of goodwill	3,453	440	2,063	1,754	3,066	230	692	11,698

Accumulated impairment losses	–	–	–	–	–	(230)	(495)	(725)

[1]	Impairment losses of goodwill are recorded as impairment of intangible assets in the income statement.

In addition to the primary CGUs, the segments CB&S and CI carry goodwill resulting from the acquisition of nonintegrated investments which are not allocated to the respective segments’ primary CGUs. Such goodwill is summarized as ‘Others’ in the table above. The nonintegrated investment in CI consists of Maher Terminals LLC and Maher Terminals of Canada Corp., collectively and hereafter referred to as Maher Terminals, which was transferred from AM to CI effective January 1, 2009.

In 2011, additions to goodwill of € 25 million related to the step-acquisition of the outstanding interests in Deutsche UFG Capital Management in November 2011. With the purchase price allocation for this investment still subject to finalization, the initial amount of goodwill, which was allocated to AM, may change during the measurement period in 2012. Purchase accounting adjustments recorded against goodwill in 2011 amounted to a net € 34 million, mainly including refinements of € 45 million in connection with the finalization of the acquisition accounting for Deutsche Postbank AG (“Postbank”; PBC) and € (11) million from the conclusion of a contingent purchase consideration payment related to the full acquisition of DB HedgeWorks (GTB) in 2008. With the change in management responsibility for the former Capital Markets Sales business unit in the third quarter 2011 (see Note 05 “Business Segments and Related Information”), goodwill of € 44 million related to the respective business was transferred from GTB to CB&S.

No impairment of goodwill was recorded in 2011.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 110
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

In 2010, additions to goodwill totaled approximately € 2.9 billion. This included an amount of € 2,049 million related to the acquisition of a controlling interest in Postbank in December 2010, which had been allocated to PBC. The acquisition of the Sal. Oppenheim Group (including its subsidiary BHF-BANK AG (“BHF-BANK”), excluding BHF Asset Servicing GmbH (“BAS”)) in the first quarter 2010 resulted in the recognition of goodwill of € 844 million, of which € 832 million was assigned to PWM (€ 765 million) and AM (€ 67 million). Following the contemplated sale of BHF-BANK and its classification as a disposal group held for sale, related goodwill of € 13 million associated with the acquisition of that unit was reclassified to the disposal group in the fourth quarter 2010. Furthermore, the acquisition of a U.S. based investment advisor company contributed € 2 million of goodwill to CB&S. Due to the designated sale of a subsidiary in the AM Business Division, an amount of € 7 million had been assigned to the respective disposal group held for sale.

No impairment of goodwill was recorded in 2010.

In 2009, a goodwill impairment loss of € 151 million was recorded in CI related to its nonintegrated investment in Maher Terminals, following the continued negative outlook for container and business volumes. The fair value less costs to sell of the investment was determined based on a discounted cash flow model.

Goodwill Impairment Test

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units which are the smallest identifiable groups of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets and that are expected to benefit from the synergies of the combination. In identifying whether cash inflows from an asset (or a group of assets) are largely independent of the cash inflows from other assets (or groups of assets) various factors are considered, including how management monitors the entity’s operations or makes decisions about continuing or disposing of the entity’s assets and operations. On this basis, the Group’s primary cash-generating units are as outlined above. ‘Other’ goodwill is tested individually for impairment on the level of each of the nonintegrated investments.

Goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of each goodwill carrying cash-generating unit with its carrying amount. The carrying amount of a cash-generating unit is derived based on the amount of equity allocated to a cash-generating unit. The carrying amount also considers the amount of goodwill and unamortized intangible assets of a cash-generating unit. The recoverable amount is the higher of a cash-generating unit’s fair value less costs to sell and its value in use. The annual goodwill impairment tests in 2011, 2010 and 2009 did not result in an impairment loss of goodwill of the Group’s primary cash-generating units as the recoverable amount for these cash-generating units was higher than their respective carrying amount.

The following sections describe how the Group determines the recoverable amount of its primary goodwill carrying cash-generating units and provides information on certain key assumptions on which management based its determination of the recoverable amount.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 111
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

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

The DCF model uses earnings projections and respective capitalization assumptions based on financial plans agreed by management which, for purposes of the goodwill impairment test, are extrapolated to a five-year period and are discounted to their present value. Estimating future earnings and capital requirements involves judgment, considering past and actual performance as well as expected developments in the respective markets, in the overall macroeconomic and regulatory environment. Earnings projections beyond the initial five-year period are, where applicable, adjusted to derive a sustainable level and assumed to increase by or converging towards a constant long-term growth rate of 3.6% (2010: 3.7%), which is based on expectations for the development of gross domestic product and inflation, and are captured in the terminal value.

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

The pre-tax discount rates, which are determined implicitly based on post-tax rates, applied to determine the value in use of the primary cash-generating units in 2011 and 2010 are as follows.

Primary cash-generating units

	Discount rate (pre-tax)
	2011	2010
Corporate & Investment Bank

Corporate Banking & Securities	14.3%	13.9%
Global Transaction Banking	12.1%	11.7%

Private Clients and Asset Management

Asset Management	12.5%	12.5%
Private Wealth Management	11.9%	12.2%
Private & Business Clients	13.5%	13.1%

The following table summarizes descriptions of key assumptions underlying the projected future earnings, management’s approach to determining the values assigned to key assumptions as well as the uncertainty associated with the key assumption and potential events and circumstances that could have a negative effect for the Group’s primary cash-generating units.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 112
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Management’s approach to determining the values assigned to key assumptions	Uncertainty associated with key assumption and potential events/ circumstances that could have a negative effect
Corporate Banking & Securities

-    Continued successful CIB integration with associated efficiency gains and sustained benefits resulting from Group-wide infrastructure efficiency increase

-    Focus on client flows and solutions, benefiting from leading client market shares and higher customer penetration

-    Increased focus on commodities and selective platform investment (e.g. electronic trading, direct market access)

-    Corporate Finance fee pools and Sales & Trading revenue pools increase slowly, as volatility recedes and economic growth stabilizes

-    Sustained asset efficiency under new regulatory framework and rigorously managed risk exposure

-    Targeted risk reductions and execution of management action to mitigate the impact of regulatory change

-    The key assumptions have been based on a combination of internal and external studies (consulting firms, research)

-    Management estimates concerning CIB integration and cost reduction program based on progress made to date across various initiatives

-    Potentially weaker macroeconomic environment due to protracted sovereign debt crisis and potential contagion risk leading to slowdown in activity and reduced investor appetite

-    Structure and content of a range of regulatory changes being drafted in various jurisdictions could have a more severe impact than anticipated

-    Potential margin compression and increased competition in products with lower capital requirements beyond expected levels

-    Outcome of litigation cases

-    Cost savings and expected benefits from CIB integration are not realized as anticipated

-    Delay in execution of risk mitigation strategies

Global Transaction Banking

-    Cost savings in light of Group-wide infrastructure efficiency increase

-    Capitalize on synergies resulting from CIB integration

-    Stable macroeconomic environment

-    Low interest rate levels persist in short run recovering mildly in the medium run

-    Positive development of international trade volumes, cross-border payments and corporate actions

-    Deepening relationships with Complex Corporates and Institutional Clients in existing regions while pushing further growth in Asia

-    Re-balance earnings mix to reduce dependency on interest rates

-    Successful completion of the integration of parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands

-    The key assumptions have been based on a combination of internal and external sources

-    Macroeconomic trends are supported by studies while internal plans and impact from efficiency initiatives have been based on management assumptions

-    Slowdown of the world economy and continued sovereign debt crisis and its impact on trade volumes, interest rates and foreign exchange rates

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Benefits from the integration of parts of ABN AMRO’s corporate and commercial banking activities in the Netherlands are not realized as expected

Asset Management

-    Cost savings in light of Group-wide infrastructure efficiency increase and AM platform optimization

-    Continuing recovery in equity and real estate markets

-    Market appetite to regain prior losses stimulating alternative assets investments and new product development

-    Asset Management’s overall internal strategy continuously driven by

Wealth creation and activation,

Growth of the retirement market,

Insurance outsourcing,

New packaging innovation,

Institutionalization of alternatives,

Separation of alpha and beta,

Climate Change and sustainable investing

-    Plan assumes going concern for total AM

- The key assumptions have been based on a combination of internal and external sources - Macroeconomic data and market data based on DB Research forecasts

-    Reoccurrence of market volatility or market shocks

-    Continuation of geopolitical unrest and fiscal instability

-    Prolonged periods of uncertainty

-    Recessionary trends

-    Investors continue to hold assets out of the markets, retreat to cash or simpler, lower fee products

-    Cost savings are not achieved to the extent planned

-    Uncertainty around regulation and its potential implications not yet anticipated

-    Potential impact from strategic review of certain parts of the business announced in November 2011

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 113
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Primary cash-generating unit	Description of key assumptions	Management’s approach to determining the values assigned to key assumptions	Uncertainty associated with key assumption and potential events/ circumstances that could have a negative effect
Private Wealth Management

-    Cost savings in light of Group-wide infrastructure efficiency increase

-    Growing wealth markets

-    Maintained or increased market share in the fragmented competitive environment

-    Clear focus on (Ultra)-High-Net-Worth Individuals and key clients

-    Strong coverage of emerging markets

-    Focus on onshore opportunities in already existing large and developed markets

-    Home market leadership in Germany with two strong brands (Deutsche Bank and Sal. Oppenheim)

-    Organic growth strategy in Asia/Pacific and Americas as well as intensified co-operation with CIB

-    Continued positive contribution from Sal. Oppenheim

-    Improved productivity in Europe

-    IT and process improvements to enable growth initiatives and to improve cost efficiency

-    The key assumptions have been based on a combination of internal and external sources

-    Macroeconomic data and market data based on DB Research forecast

-    Growth potential across markets based on external sources (strategy consultancies) and historical performance

-    Sal. Oppenheim targets based on separate integration analyses and strategy

-    Major industry threats, i.e. market volatility, European sovereign debt crisis, increasing costs from regulatory changes

-    Business/execution risks, i.e. under achievement of 2012 net new money targets if European sovereign debt crisis affects DB’s stability, loss of high quality relationship managers

-    Difficulties in executing organic growth strategies through certain restrictions, e.g. unable to hire relationship managers

-    Cost savings following efficiency gains and expected IT/process improvements are not realized as anticipated

Private & Business Clients

-    Cost savings in light of Group-wide infrastructure efficiency increase

-    Leading position in home market Germany, strong position in other European markets and growth options in key Asian countries

-    Achievement of synergies between Deutsche Bank and Postbank on the revenue and the cost side

-    Market share gains in Germany via customer and volume gains using the strong advisory proposition

-    Leveraging stake in and cooperation with Hua Xia Bank in China and further organic growth in India

-    The key assumptions have been based on a combination of internal and external sources

-    All assumptions regarding PBC’s future development are supported by respective projects and initiatives

-    All initiatives were based on a business case developed by management validated by internal and external data

-    Significant economic decline potentially resulting in higher unemployment rates, increasing credit loss provisions and lower business growth

-    Continued low interest rates

-    Risk that synergies related to Postbank acquisition are not realized or are realized later than foreseen

-    Costs to achieve the synergies are higher than foreseen

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 114
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Sensitivities: In validating the value in use determined for the cash-generating units, certain external factors as well as the major value drivers of each cash-generating unit are reviewed regularly. Particularly in the second half of 2011, share prices of banking stocks were volatile, suffering from the pronounced uncertainty of market participants. In this environment, Deutsche Bank’s market capitalization remained below book value. In order to test the resilience of the value in use, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that the only circumstances where reasonable possible changes in key assumptions could cause an impairment were in respect of Corporate Banking & Securities and Private & Business Clients. For CB&S, the recoverable amount was 129 % of the carrying amount. An increase of 14 % in the post-tax discount rate or a decrease of 14 % in projected earnings in every year of the initial five-year period, assuming unchanged values for the other assumptions, could cause the recoverable amount to equal the carrying amount. For PBC, the recoverable amount was 137 % of the carrying amount. The respective increase in the post-tax discount rate would be 23%, while the respective decrease in projected earnings would be 21%.

The recoverable amounts of all remaining primary cash-generating units were substantially in excess of their respective carrying amounts. In light of the strategic review of certain parts of the AM business announced in the fourth quarter 2011, the Group performed a review for the CGU AM. Considering facts and circumstances as of December 31, 2011, there was no indication that the goodwill allocated to AM might be impaired.

However, certain political or global risks for the banking industry such as a further escalation of the European sovereign debt crisis, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion as well as a prospective slowdown of GDP growth may negatively impact the performance forecasts of certain of the Group’s cash-generating units and, thus, could result in an impairment of goodwill in the future.

Other Intangible Assets

Other intangible assets are separated into purchased and internally generated intangible assets. While purchased intangible assets are further split into unamortized and amortized other intangible assets, internally generated intangible assets solely consist of amortized internally developed software.

As of December 31, 2011, the carrying amount of other intangible assets of € 4.8 billion remained nearly unchanged compared to the previous year. Its net decrease of € 4 million during 2011 mainly consisted of additions to internally developed software (€ 476 million), effects from the finalization of the Postbank purchase price allocation (€ (200) million) and amortization expense (€ (386) million) related to these intangible assets.

The carrying amount of other intangible assets as of December 31, 2010 of € 4.8 billion reflected net increases during the year of € 2.1 billion, mainly including additions related to the acquisitions of Postbank, Sal. Oppenheim and the Dutch commercial banking business of ABN AMRO (€ 1.9 billion), amortization expense (€ (262) million) and positive effects from exchange rate changes (€ 175 million).

The changes of other intangible assets by asset classes for the years ended December 31, 2011, and 2010, are as follows.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 115
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

	Purchased intangible assets								Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized					Amortized
in € m.	Retail investment management agreements	Other	Total unamortized purchased intangible assets	Customer- related intangible assets	Value of business acquired	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:

Balance as of January 1, 2010	808	9	817	609	743	690	551	2,593	507	3,917

Additions	–	2	2	29	11	13	68	121	316	439
Changes in the group of consolidated companies	–	413	413	1,055	–	14	251	1,320	163	1,896
Disposals	–	10	10	–	–	6	16	22	52	84
Reclassifications from (to) ‘held for sale’	–	3	3	(27)	–	–	(30)	(57)	(7)	(61)
Transfers	–	–	–	(10)	–	–	3	(7)	(2)	(9)
Exchange rate changes	62	1	63	33	26	52	30	141	30	234

Balance as of December 31, 2010	870	418	1,288	1,689	780	763	857	4,089	955	6,332

Additions	–	4	4	30	10	37	28	105	476	585
Changes in the group of consolidated companies	–	29	29	(247)	–	32	–	(215)	(26)	(212)
Disposals	–	1	1	–	–	1	11	12	11	24
Reclassifications from (to) ‘held for sale’	–	–	–	26	–	(165)	33	(106)	6	(100)
Transfers	–	(3)	(3)	–	–	12	(3)	9	13	19
Exchange rate changes	24	(1)	23	(2)	24	20	5	47	12	82

Balance as of December 31, 2011	894	446	1,340	1,496	814	698	909	3,917	1,425	6,682

Accumulated amortization and impairment:

Balance as of January 1, 2010	89	–	89	279	73	114	282	748	331	1,168

Amortization for the year	–	–	–	80	28	41	77	226	36	262	[1]
Changes in the group of consolidated companies	–	–	–	–	–	–	36	36	–	36
Disposals	–	–	–	(1)	–	5	13	17	49	66
Reclassifications from (to) ‘held for sale’	–	–	–	(2)	–	–	(2)	(4)	(1)	(5)
Impairment losses	–	–	–	29	–	–	12	41	–	41	[2]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	–	3	2	2	4
Exchange rate changes	7	1	8	15	3	7	11	36	15	59

Balance as of December 31, 2010	96	1	97	401	104	157	406	1,068	334	1,499

Amortization for the year	–	–	–	117	22	40	122	301	85	386	[3]
Changes in the group of consolidated companies	–	–	–	–	–	–	(7)	(7)	(6)	(13)
Disposals	–	–	–	–	–	–	9	9	7	16
Reclassifications from (to) ‘held for sale’	–	–	–	22	–	(97)	27	(48)	5	(43)
Impairment losses	–	2	2	–	–	–	–	–	–	2	[4]
Reversals of impairment losses	–	–	–	–	–	–	–	–	–	–
Transfers	–	–	–	(1)	–	1	(36)	(36)	41	5
Exchange rate changes	3	(1)	2	2	4	6	7	19	12	33

Balance as of December 31, 2011	99	2	101	541	130	107	510	1,288	464	1,853

Carrying amount:

As of December 31, 2010	774	417	1,191	1,288	676	606	451	3,021	621	4,833

As of December 31, 2011	795	444	1,239	955	684	591	399	2,629	961	4,829

[1]

Of which € 249 million were included in general and administrative expenses and € 13 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

[2]	Of which € 29 million were recorded as impairment of intangible assets.
[3]

Of which € 380 million were included in general and administrative expenses and € 6 million were recorded in commissions and fee income. The latter related to the amortization of mortgage servicing rights.

[4]	In 2011, impairments on unamortized intangible assets reflected a charge of € 2 million recorded in CB&S. The impairment related to the writedown of permits for a renewable energy investment.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 116
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Amortized Intangible Assets

In 2011, additions to amortized purchased intangible assets of € 105 million mainly included capitalized payments pertaining to new servicing arrangements related to the Group’s depository receipts programs (customer-related intangible assets of € 30 million), capitalized expenses for purchased software (€ 28 million) and deferred policy acquisition costs (DAC; € 10 million) related to incremental costs of acquiring investment management contracts which are commissions payable to intermediaries and business counterparties of the Group’s insurance business (see Note 40 “Insurance and Investment Contracts”). Furthermore, the capitalization of expenses incurred in relation to the Group’s activities related to the development of internally generated software (€ 476 million) contributed to the increase of this intangible asset category.

Changes in the group of consolidated companies in 2011 mainly related to the finalization of the purchase price allocation for the acquisition of Postbank which resulted in net refinements of € (200) million reflected in several classes of other intangible assets. These included adjustments to customer-related amortizing intangible assets of € (247) million, mainly representing refinements to customer relationships. Further adjustments related to internally developed software (€ (20) million), beneficial contracts (€ 32 million) and trademarks (net € 35 million, thereof € 29 million related to the Postbank trademark which is classified as unamortized other intangible asset).

Net reclassifications to the held-for-sale category of € (58) million (comprising acquisition cost of € (106) million and accumulated amortization and impairment of € (48) million) mainly represented the classification impact of a disposal group allocated to CB&S in the third quarter 2011 (refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale”).

In 2010, the allocation of purchase prices related to the acquisitions of Postbank, Sal. Oppenheim (including BHF-BANK, but excluding BAS) and the Dutch commercial banking activities from ABN AMRO, which had resulted in the identification and initial recognition of amortized intangible assets of approximately € 1.3 billion capitalized in the Group’s consolidated balance sheet. The amount mainly included customer-related intangible assets of approximately € 1.1 billion (Postbank € 836 million, ABN AMRO € 168 million, Sal. Oppenheim € 66 million) and purchased software of € 214 million (Postbank € 142 million, Sal. Oppenheim € 72 million). Also, these acquisitions involved the capitalization of € 163 million of internally developed software to the Group’s consolidated balance sheet, of which € 156 million were attributable to Postbank.

Furthermore, in 2010 the Group recorded additions to amortized intangible assets of € 121 million, mainly representing capitalized expenses for purchased software of € 68 million, customer-related intangible assets of € 29 million and the capitalization of € 11 million of DAC related to incremental costs of acquiring investment management contracts. Due to the Group classifying its subsidiary BHF-BANK as a disposal group held for sale, the related carrying amounts for amortizing intangible assets of € 55 million were reclassified to other assets.

In 2010, impairments recorded on other intangible assets of € 41 million included a charge of € 29 million relating to the client portfolio of an acquired domestic custody services business recorded in GTB and a loss of € 12 million recorded in the retirement of purchased software included in AWM.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 117
Annual Report 2011 on Form 20-F	24 – Goodwill and Other Intangible Assets

Other intangible assets with finite useful lives are generally amortized over their useful lives based on the straight-line method (except for the VOBA, as explained in Note 01 “Significant Accounting Policies” and Note 40 “Insurance and Investment Contracts”).

The useful lives of other amortized intangible assets by asset class are as follows.

Useful lives in years
Internally generated intangible assets:
Software	up to 10

Purchased intangible assets:
Customer-related intangible assets	up to 25
Contract-based intangible assets	up to 23
Value of business acquired	up to 30
Other	up to 20

Unamortized Intangible Assets

Within this asset class, the Group recognizes certain contract-based and marketing-related intangible assets, which are deemed to have an indefinite useful life.

In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax discounted cash flow methodology.

Retail investment management agreements: This asset, amounting to € 795 million, relates to the Group’s U.S. retail mutual fund business and is allocated to the Asset Management cash-generating unit. Retail investment management agreements are contracts that give DWS Investments the exclusive right to manage a variety of mutual funds for a specified period. Since the contracts are easily renewable, the cost of renewal is minimal, and they have a long history of renewal, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. The intangible asset was valued at fair value based upon a third party valuation at the date of the Group’s acquisition of Zurich Scudder Investments, Inc. in 2002.

In 2011, which also considered the announced strategic review of certain parts of the AM business, and 2010, there was no impairment as the recoverable amount of the retail investment management agreements, calculated as fair value less costs to sell, exceeded its carrying amount. The fair value was determined using the multi-period excess earnings method.

In 2009, a reversal of an impairment loss of € 287 million was recognized and recorded in the line item impairment of intangible assets in the income statement. A related impairment loss had been taken in the fourth quarter of 2008. The impairment reversal was related to retail investment management agreements for certain open end funds and was recorded in AWM. The impairment reversal was due to an increase in fair value as a result of increases in market values of invested assets as well as in current and projected operating results and cash flows of investment management agreements. The recoverable amount of the asset was calculated as fair value less costs to sell, using the multi-period excess earnings method.

Postbank trademark: As a result of the preliminary purchase price allocation, the Group identified and recognized in December 2010 the Postbank trademark at an initial amount of € 382 million (see Note 04 “Acquisitions and Dispositions”). In finalizing the purchase price allocation in 2011, the fair value of the Postbank trademark

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 118
Annual Report 2011 on Form 20-F	25 – Non-Current Assets and Disposal Groups Held for Sale

increased to € 411 million. The intangible asset is allocated to the Private & Business Clients cash-generating unit. Since the trademark is expected to generate cash flows for an indefinite period of time, it is classified as unamortized intangible asset. The trademark intangible was valued at fair value based on third party valuation as of the acquisition date.

In 2011 and 2010, there was no impairment as the recoverable amount of the Postbank trademark, calculated as fair value less costs to sell, exceeded its carrying amount. The fair value of the trademark was determined based on the income approach, using the relief-from-royalty method.

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

In 2011 and 2010, there was no impairment as the recoverable amount of the Sal. Oppenheim trademark, calculated as fair value less costs to sell, exceeded its carrying amount. The fair value of the Sal. Oppenheim trademark was determined using the relief-from-royalty method.

25 –

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet non-current assets and disposal groups held for sale are reported in other assets and other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of December 31, 2011 and 2010.

Non-Current Assets and Disposal Groups Held for Sale as of December 31, 2011

As of the balance sheet date, total assets and liabilities held for sale amounted to € 2.4 billion (2010: € 13.5 billion) and € 1.7 billion (2010: € 12.6 billion). The following table summarizes the major classes.

in € m.	Dec 31, 2011	Dec 31, 2010
Cash, due and deposits from banks, Central bank funds sold and securities purchased under resale agreements	–	1,124

Trading assets, Derivatives, Financial assets designated at fair value though P&L	2,012	3,653

Financial assets available for sale	115	4,489

Loans	–	2,630

Property and equipment	41	230

Other assets	198	1,342

Total assets classified as held for sale	2,366	13,468

Deposits, Central bank funds purchased and securities sold under repurchase agreements	–	7,538

Trading liabilities, Derivatives, Financial liabilities designated at fair value though P&L	–	2,651

Long-term debt	–	1,796

Other liabilities	1,669	613

Total liabilities classified as held for sale	1,669	12,598

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 119
Annual Report 2011 on Form 20-F	25 – Non-Current Assets and Disposal Groups Held for Sale

In 2011, the Group classified a disposal group within the Corporate Division Corporate Banking & Securities as held for sale. The disposal group consists of € 2.1 billion assets and € 1.7 billion liabilities as of December 31, 2011. The assets mainly include traded loans, mortgage servicing rights and financial guarantees. The disposal group is expected to be sold in 2012. The classification as held for sale led to an impairment loss of € 22 million which was recognized in Other income in 2011.

Additionally, the Group classified an investment in an associate and several disposal groups within the Corporate Division Corporate Banking & Securities as held for sale in 2011. All assets are expected to be sold within one year. The classification of the investment in an associate led to an impairment loss of € 2 million which was recognized in Other income in the fourth quarter of 2011. All other classifications did not result in any impairment loss. Within the Corporate Division Asset & Wealth Management the group also classified several disposal groups as held for sale. The related assets are expected to be sold within one year and mainly include property and equipment. The classification did not result in any impairment loss.

As of December 31, 2011, no unrealized net gains or losses (December 31, 2010: unrealized net losses of € 11 million) relating to non-current assets and disposal groups classified as held for sale, were recognized directly in Accumulated other comprehensive income (loss). These unrealized net gains remain in equity until the assets are sold, at which time the gains will be reclassified from equity to profit or loss.

Disposals in 2011

Division	Disposal	Financial impact[1]	Date of the disposal
Corporate Investments	The Group headquarters in Frankfurt am Main	The classification of € 592 million property and equipment as held for sale in the first quarter 2011 resulted in an initial impairment loss of € 34 million and an additional impairment loss of € 13 million in the second quarter 2011. On final settlement in the fourth quarter 2011, after adjustments for retained assets, we sold assets of € 528 million resulting in an impairment of € 37 million, i.e. a reversal of € 10 million compared to the total impairments in the first half of 2011.	Fourth quarter of 2011

Corporate Banking & Securities	An investment in an associate, a subsidiary that mainly included a German real estate investment property asset and several disposal groups	None	In 2011
Asset & Wealth Management	A subsidiary and several assets (previously acquired as part of the acquisition of the Sal. Oppenheim Group)	None	In 2011

Private & Business Clients	A non-core business activity	The classification as a disposal group with a related goodwill of € 5 million resulted in an impairment loss of € 3 million recognized in the second quarter 2011.	Second quarter of 2011

Private & Business Clients	Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd.	None	First quarter of 2011

[1]	Impairment losses and reversals are included in Other income.

Changes in Classification in 2011

BHF-BANK

As of December 31, 2010, the Group had classified its investment in BHF-BANK AG (“BHF-BANK”) as a disposal group within the Group Division Corporate Investments held for sale because of exclusive sale negotiations held with Liechtenstein’s LGT Group (“LGT”).

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 120
Annual Report 2011 on Form 20-F	25 – Non-Current Assets and Disposal Groups Held for Sale

On April 18, 2011, Deutsche Bank and LGT announced that they ended negotiations on the sale of BHF-BANK. The parties decided not to pursue the transaction further following discussions between themselves and with the competent supervisory authorities. Accordingly, from the date of the announcement all assets and liabilities of the BHF-BANK disposal group were no longer classified as held for sale. The change in classification did not have any material effect on valuation.

On July 7, 2011, the Group announced that it had commenced negotiations for the sale of BHF-BANK with RHJ International, through its wholly owned subsidiary Kleinwort Benson Group. Completion of the sale would be dependent, among other things, on approvals from competent authorities. Given the uncertainty created by outstanding substantive approvals, the Group does not consider held for sale classification appropriate and will not reclassify the disposal group as held for sale until such approvals are given.

Non-current Assets and Disposal Groups Held for Sale as of December 31, 2010

Division	Non-current assets and disposal groups held for sale	Financial impact[1]	Additional information
Corporate Investments	BHF-BANK	Classification as held for sale
triggered an impairment loss of
€ 62 million before tax which
was recognized during the
fourth quarter 2010.
Recognition of this impairment
also resulted in a release of
€ 16 million of deferred tax
		liabilities in 2010.	Changes in classification in 2011

Corporate Banking & Securities	An investment in an associate	The initial classification of the
investment in an associate as
held for sale on September 30,
2010 resulted in an impairment
loss of € 72 million recorded in
net income (loss) from equity
method investments in the
third quarter 2010. During the
fourth quarter 2010, an
additional impairment of
€ 40 million was included in
		Other income.	Disposals in 2011

Corporate Banking & Securities	A subsidiary that mainly included a German real estate investment property asset	None	Disposals in 2011

Asset & Wealth Management	A subsidiary and several private equity investments that were previously acquired as part of the acquisition of the Sal. Oppenheim Group	The goodwill related to the subsidiary classified as held for sale was € 7 million as of December 31, 2010.	Disposals in 2011

Private & Business Clients	Postbank’s Indian subsidiary Deutsche Postbank Home Finance Ltd.	None	Disposals in 2011

[1]	Impairment losses and reversals are included in Other income.

Disposals in 2010

Division	Disposal	Financial impact[1]	Date of the disposal
Corporate Banking & Securities	A disposal group	An impairment loss of € 2 million was recorded in 2010.	Second quarter of 2010

Asset & Wealth Management	BHF Asset Servicing GmbH	An impairment loss of €4 million was recorded in 2010.	Third quarter of 2010

Asset & Wealth Management	Several assets previously acquired as part of the acquisition of the Sal. Oppenheim Group	None	Fourth quarter of 2010

[1]	Impairment losses and reversals are included in Other income.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 121
Annual Report 2011 on Form 20-F	26 – Other Assets and Other Liabilities

Changes in Classification in 2010

Division	Changes in classification	Financial impact[1]	Date and reason for the changes in classification
Corporate Banking & Securities	Several disposal groups, investments in associates and a loan	None	Third quarter of 2010, since the date of the disposal was no longer predictable due to changed market conditions

[1]	Impairment losses and reversals are included in Other income.

26 –

Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2011	Dec 31, 2010
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	63,772	46,132
Receivables from prime brokerage	9,652	11,324
Pending securities transactions past settlement date	3,479	4,834
Receivables from unsettled regular way trades	45,907	41,133
Total brokerage and securities related receivables	122,810	103,423

Accrued interest receivable	3,598	3,941

Assets held for sale	2,366	13,468

Other	26,020	28,397

Total other assets	154,794	149,229

in € m.	Dec 31, 2011	Dec 31, 2010
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	58,419	42,596
Payables from prime brokerage	32,255	27,772
Pending securities transactions past settlement date	2,823	3,137
Payables from unsettled regular way trades	46,236	42,641
Total brokerage and securities related payables	139,733	116,146
Accrued interest payable	3,665	3,956

Liabilities held for sale	1,669	12,598

Other	42,749	49,127

Total other liabilities	187,816	181,827

For further details on the assets and liabilities held for sale please refer to Note 25 “Non-Current Assets and Disposal Groups Held for Sale”.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 122
Annual Report 2011 on Form 20-F	28 – Provisions

27 –

Deposits

The following are the components of deposits.

in € m.	Dec 31, 2011	Dec 31, 2010
Noninterest-bearing demand deposits	99,047	89,068

Interest-bearing deposits
Demand deposits	163,618	120,154
Time deposits	202,979	183,861
Savings deposits	136,087	140,901

Total interest-bearing deposits	502,684	444,916

Total deposits	601,730	533,984

28 –

Provisions

The following table presents movements by class of provisions.

in € m.	Home Savings Business	Operational/ Litigation	Other		Total[1]
Balance as of January 1, 2010	19	758	322		1,099

Changes in the group of consolidated companies	842	44	306		1,192
New provisions	18	318	207		543
Amounts used	(9)	(511)	(132)		(652)
Unused amounts reversed	–	(130)	(102)		(232)
Effects from exchange rate fluctuations/Unwind of discount	(4)	44	19		59
Other	–	(7)	(17)	[2]	(24)

Balance as of December 31, 2010	866	516	603		1,985

Changes in the group of consolidated companies	–	0	10		10
New provisions	166	860	312		1,338
Amounts used	(124)	(370)	(172)		(666)
Unused amounts reversed	(5)	(197)	(116)		(318)
Effects from exchange rate fluctuations/Unwind of discount	16	5	2		23
Other	–	7	18[2]		25

Balance as of December 31, 2011	919	822	655		2,396

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

[2]	Includes mainly reclassifications (to)/from liabilities held for sale.

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate,

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 123
Annual Report 2011 on Form 20-F	28 – Provisions

customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational/Litigation provisions arise out of operational risk, which is the potential for failure (including the legal component) in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This excludes business and reputational risk. Operational risk issues may result in demands from customers, counterparties and regulatory bodies or in legal proceedings.

Other provisions include several specific items arising from a variety of different circumstances, including a contingent liability relating to certain businesses acquired from Sal. Oppenheim Group (see Note 04 “Acquisitions and Dispositions”), deferred sales commissions, the provision for the United Kingdom bank levy and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank (see Note 38 “Related Party Transactions”).

Other provisions also include amounts for mortgage repurchase demands. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales, including to U.S. government-sponsored entities such as the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Deutsche Bank has been presented with demands to repurchase loans or indemnify purchasers, other investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights. Where Deutsche Bank believes no such valid basis for repurchase demands exists, Deutsche Bank rejects them and no longer considers them outstanding for Deutsche Bank’s tracking purposes.

As of December 31, 2011, Deutsche Bank has approximately U.S.$ 638 million of outstanding mortgage repurchase demands (based on original principal balance of the loans). Against these outstanding demands, Deutsche Bank has established provisions that are not material and that Deutsche Bank believes to be adequate. There are other potential loan repurchase demands that, based on past experience, Deutsche Bank anticipates will be made but for which Deutsche Bank cannot reliably estimate the timing or level. Deutsche Bank also does not know whether its past success rate in rebutting such demands will be a good predicator of future success. Mortgage repurchase demands that are asserted via legal proceedings against Deutsche Bank, whether following rejection by Deutsche Bank or otherwise, are classified under Operational/Litigation.

As of December 31, 2011, Deutsche Bank has completed repurchases and otherwise settled claims on loans with an original principal balance of approximately U.S.$ 2.4 billion. In connection with those repurchases and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 39.5 billion of loans sold by Deutsche Bank as described above.

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote, the Group estimates the possible loss where the Group believes that an estimate can be made.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 124
Annual Report 2011 on Form 20-F	28 – Provisions

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. The Group’s material contingent liabilities that are more than remote relate to the legal and regulatory matters described below, some of which consist of a number of claims. In respect of certain of these matters provisions have also been taken, which in the aggregate constitute a significant portion of the Operational/Litigation provision. The provision, if any, or the estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome.

In determining for which of the matters the possibility of a loss is more than remote, and then estimating the possible loss for those matters, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, available indemnities and the opinions and views of legal counsel. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For those matters where an estimate can be made, the Group currently estimates that, as of December 31, 2011, the aggregate future loss the possibility of which is more than remote is € 2.2 billion in excess of provisions for such matters.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and erroneous assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 125
Annual Report 2011 on Form 20-F	28 – Provisions

On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment of approximately € 1.3 billion plus interest as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. On February 22, 2011, the District Court Munich I dismissed the lawsuit in its entirety. Dr. Kirch has filed an appeal against the decision. In these proceedings Dr. Kirch has to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof.

On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009, the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. The appellate court has begun taking evidence and recommended that the parties consider a settlement of all legal proceedings pending between Deutsche Bank and Dr. Kirch and related parties. Deutsche Bank holds the view that the claims have no basis and neither the causality of the interview statement for any damages nor the scope of the claimed damages has been sufficiently substantiated. Dr. Kirch passed away in July 2011. The death of Dr. Kirch has no impact on the proceedings. On March 1, 2012, after thorough review, Deutsche Bank did not accept an out-of-court settlement proposal.

Mortgage-Related and Asset-Backed Securities Matters. Deutsche Bank AG, along with certain affiliates (collectively referred to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), collateralized debt obligations, asset-backed commercial paper and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as defendant in numerous civil litigations in various roles as issuer or underwriter in RMBS offerings. These cases include purported class action suits, actions by individual purchasers of securities, and actions by insurance companies that guaranteed payments of principal and interest for particular tranches of securities offerings. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank and several current or former employees were named as defendants in a putative class action commenced on June 27, 2008, relating to two Deutsche Bank-issued RMBS offerings. Following a mediation, the parties reported to the court that they had reached a preliminary agreement to settle the case. In response, the court closed the case without prejudice to reopening it for the purpose of concluding class action settlement procedures. A settlement agreement has not been finalized and there is no assurance that it will be. If it is, the settlement will be subject to certain terms and conditions including court approval.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 126
Annual Report 2011 on Form 20-F	28 – Provisions

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by various third-parties and their affiliates including Countrywide Financial Corporation, IndyMac MBS, Inc., Novastar Mortgage Corporation, and Residential Accredit Loans, Inc. These cases are in various stages up through discovery. A settlement in a putative class action brought on behalf of purchasers of RMBS issued by affiliates of Wells Fargo Asset Securities Corporation received final court approval on November 14, 2011.

Deutsche Bank is a defendant in various non-class action lawsuits by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Allstate Insurance Company, Assured Guaranty Municipal Corp., Cambridge Place Investments Management Inc., the Federal Deposit Insurance Corporation (as conservator for Franklin Bank S.S.B.), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, the Federal Housing Finance Agency (as conservator for Fannie Mae and Freddie Mac), Mass Mutual Life Insurance Company, Moneygram Payment Systems, Inc., Phoenix Light SF Limited, Stichting Pensioenfonds ABP, The Charles Schwab Corporation, The Union Central Life Insurance Company, The Western and Southern Life Insurance Co., the West Virginia Investment Management Board and Sealink Funding Limited. These civil litigations are in various stages up through discovery.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now in bankruptcy or otherwise defunct.

Deutsche Bank entered into a settlement with the National Credit Union Administration (NCUA), as conservator for five failed credit unions, to resolve potential claims relating to RMBS purchased by the five credit unions. Under the terms of the settlement, which was announced by the NCUA on November 14, 2011, Deutsche Bank paid U.S.$ 145 million.

On February 6, 2012, the United States District Court for the Southern District of New York issued an order dismissing claims brought by Dexia SA/NV and Teachers Insurance and Annuity Association of America, and their affiliates. The court dismissed some of the claims with prejudice and granted the plaintiffs leave to replead other claims.

A number of other entities have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products, and Deutsche Bank has entered into agreements with a number of these entities to toll the relevant statute of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 127
Annual Report 2011 on Form 20-F	28 – Provisions

Deutsche Bank was named as a defendant in an action filed in New York State Supreme Court by eleven special purpose entities affiliated with IKB Deutsche Industriebank AG in connection with six CDOs backed by RMBS collateral that Deutsche Bank arranged and sold to plaintiffs in 2006 and 2007. Plaintiffs alleged that Deutsche Bank misstated and otherwise failed to disclose that these CDOs were affected by certain impairments and conflicts of interest, including impairments to the underlying collateral and the alleged involvement of certain short counterparties in the process by which collateral was selected. Plaintiffs asserted numerous causes of action under New York state law, including among others, fraud, negligent misrepresentation, rescission, fraudulent conveyance and unjust enrichment. This litigation has been settled and a stipulation of dismissal has been filed with the Court.

On May 3, 2011, the United States Department of Justice (USDOJ) filed a civil action against Deutsche Bank AG and MortgageIT, Inc. in the United States District Court for the Southern District of New York. The USDOJ filed an amended complaint on August 22, 2011. The amended complaint, which asserts claims under the U.S. False Claims Act and common law, alleges that Deutsche Bank AG, DB Structured Products, Inc., MortgageIT, Inc. and Deutsche Bank Securities Inc. (DBSI) submitted false certifications to the Department of Housing and Urban Development’s Federal Housing Administration (FHA) concerning MortgageIT, Inc.’s compliance with FHA requirements for quality controls and concerning whether individual loans qualified for FHA insurance. As set forth in the amended complaint, the FHA has paid U.S.$ 368 million in insurance claims on mortgages that are allegedly subject to false certifications. The amended complaint seeks recovery of treble damages and indemnification of future losses on loans insured by FHA, and as set forth in the filings, the government seeks over U.S.$ 1 billion in damages. On September 23, 2011, the defendants filed a motion to dismiss the amended complaint. Following a hearing on December 21, 2011, the court granted the USDOJ leave to file a second amended complaint.

Auction Rate Securities Litigation. Deutsche Bank AG and DBSI have been named as defendants in 21 actions asserting various claims under the federal securities laws and state common law arising out of the sale of auction rate preferred securities and auction rate securities (together, “ARS”). Of those 21 actions, seven are pending and fourteen have been resolved and dismissed with prejudice. Deutsche Bank AG and DBSI were the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold ARS offered for sale by Deutsche Bank AG and DBSI between March 17, 2003 and February 13, 2008. In December 2010, the court dismissed the putative class action with prejudice. After initially filing a notice of appeal, the plaintiff voluntarily withdrew and dismissed the appeal in December 2011. Deutsche Bank AG was also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market. On or about January 26, 2010, the court dismissed the two putative class actions. The plaintiffs have filed appeals of the dismissals.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 128
Annual Report 2011 on Form 20-F	29 – Credit related Commitments and Contingent Liabilities

Trust Preferred Securities Litigation. Deutsche Bank AG and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under Sections 11, 12(a)(2), and 15 of the Securities Act of 1933 that registration statements and prospectuses for such securities contained material misstatements and omissions. An amended and consolidated class action complaint was filed on January 25, 2010. On August 19, 2011, the court granted in part and denied in part the defendants’ motion to dismiss. Defendants have moved for reconsideration of the portion of the decision denying the motion to dismiss. On September 20, 2011, plaintiffs filed a second amended complaint, which no longer includes claims based on the October 2006 issuance of securities.

Interbank Offered Rates Matters. Deutsche Bank AG has received various subpoenas and requests for information from certain regulators and governmental entities in the United States and abroad, including the U.S. Department of Justice, the U.S. Commodity Futures Trading Commission, the U.S. Securities and Exchange Commission, and the European Commission, in connection with setting interbank offered rates for various currencies. These inquiries relate to various periods between 2005 and 2011. Deutsche Bank is cooperating with these investigations. In addition, a number of civil actions, including putative class actions, have been filed in federal courts in the United States against Deutsche Bank AG, an affiliate and numerous other banks on behalf of certain parties who allege that they transacted in LIBOR-based financial instruments and that the defendants manipulated, through various means, the U.S. dollar LIBOR rate and prices of U.S. dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the Commodity Exchange Act and the antitrust laws. The civil actions have been consolidated for pre-trial purposes in the United States District Court for the Southern District of New York. The litigations are in their early stages.

29 –

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on a third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail, if, when and to which extent claims will be made. The Group considers these instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 129
Annual Report 2011 on Form 20-F	29 – Credit related Commitments and Contingent Liabilities

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Dec 31, 2011	Dec 31, 2010
Irrevocable lending commitments	127,995	123,881

Contingent liabilities	73,653	68,055

Total	201,648	191,936

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

Deutsche Bank	Notes to the Consolidated Balance Sheet	F- 130
Annual Report 2011 on Form 20-F	31 – Long-Term Debt and Trust Preferred Securities

30 –

Other Short-Term Borrowings

The following are the components of other short-term borrowings.

in € m.	Dec 31, 2011	Dec 31, 2010
Other short-term borrowings:

Commercial paper	30,807	31,322

Other	34,549	33,668

Total other short-term borrowings	65,356	64,990

31 –

Long-Term Debt and Trust Preferred Securities

Long-Term Debt

The following table presents the Group’s long-term debt by earliest contractual maturity.

in € m.	Due in 2012	Due in 2013	Due in 2014	Due in 2015	Due in 2016	Due after 2016	Total Dec 31, 2011	Total Dec 31, 2010
Senior debt:

Bonds and notes:
Fixed rate	14,576	11,373	10,961	12,021	9,900	46,075	104,906	105,711
Floating rate	11,424	10,530	5,176	3,202	3,150	13,253	46,735	51,596

Subordinated debt:

Bonds and notes:
Fixed rate	428	1,519	576	987	702	2,569	6,781	7,213
Floating rate	3,889	501	250	55	–	299	4,994	5,140

Total long-term debt	30,317	23,923	16,963	16,265	13,752	62,196	163,416	169,660

The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2011 and 2010.

Trust Preferred Securities

The following table summarizes the Group’s fixed and floating rate trust preferred securities, which are perpetual instruments, redeemable at specific future dates at the Group’s option.

in € m.	Dec 31, 2011	Dec 31, 2010
Fixed rate	11,402	11,218

Floating rate	942	1,032

Total trust preferred securities	12,344	12,250

Deutsche Bank	Additional Notes	F- 131
Annual Report 2011 on Form 20-F	32 – Common Shares

Additional Notes

32 –

Common Shares

Common Shares

Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2010	620,859,015	(683,695)	620,175,320

Shares issued under share-based compensation plans	–	–	–
Capital increase	308,640,625	–	308,640,625
Shares purchased for treasury	–	(325,966,381)	(325,966,381)
Shares sold or distributed from treasury	–	316,212,796	316,212,796

Common shares, December 31, 2010	929,499,640	(10,437,280)	919,062,360

Shares issued under share-based compensation plans	–	–	–
Capital increase	–	–	–
Shares purchased for treasury	–	(381,738,342)	(381,738,342)
Shares sold or distributed from treasury	–	367,286,623	367,286,623

Common shares, December 31, 2011	929,499,640	(24,888,999)	904,610,641

There are no issued ordinary shares that have not been fully paid.

Shares purchased for treasury consist of shares held by the Group for a period of time, as well as any shares purchased with the intention of being resold in the short-term. In addition, the Group has bought back shares for equity compensation purposes. All such transactions were recorded in shareholders’ equity and no revenues and expenses were recorded in connection with these activities. As of December 31, 2011, the number of shares held in treasury totaled 24,888,999 shares. This treasury stock will be used for future share-based compensation.

Authorized Capital

The Management Board is authorized to increase the share capital by issuing new shares for cash and in some circumstances noncash consideration. As of December 31, 2011, Deutsche Bank AG had authorized but unissued capital of € 1,152,000,000 which may be issued in whole or in part until April 30, 2016. Further details are governed by Section 4 of the Articles of Association.

Autorized capital	Consideration	Pre-emptive rights	Expiration date

€ 230,400,000	Cash	May be excluded pursuant to Section 186 (3) sentence of the Stock Corporation Act	April 30, 2016

€ 230,400,000	Cash or noncash	May be excluded if the capital increase is for noncash consideration with the intent of acquiring a company or holdings in a company	April 30, 2016

€ 691,200,000	Cash	May not be excluded	April 30, 2016

Deutsche Bank	Additional Notes	F- 132
Annual Report 2011 on Form 20-F	33 – Share-Based Compensation Plans

Conditional Capital

The Management Board is authorized to issue once or more than once, participatory notes that are linked with conversion rights or option rights and/or convertible bonds and/or bonds with warrants. The participatory notes, convertible bonds or bonds with warrants may also be issued by affiliated companies of Deutsche Bank AG. For this purpose share capital was increased conditionally upon exercise of these conversion and/or exchange rights or upon mandatory conversion.

Contingent capital	Expiration date for the issuance of conversion and/or option rights
€ 230,400,000	April 30, 2015

€ 230,400,000	April 30, 2016

Dividends

The following table presents the amount of dividends proposed or declared for the years ended December 31, 2011, 2010 and 2009, respectively.

	2011 (proposed)	2010	2009
Cash dividends declared (in € m.)[1]	697	697	466

Cash dividends declared per common share (in €)	0.75	0.75	0.75

[1]	Cash dividend for 2011 is based on the number of shares issued as of December 31, 2011.

No dividends have been declared since the balance sheet date.

33 –

Share-Based Compensation Plans

Share-Based Compensation Plans used for Granting New Awards in 2011

In 2011, the Group made grants of share-based compensation under the DB Equity Plan. All awards represent a contingent right to receive Deutsche Bank common shares after a specified period of time. The award recipient is not entitled to receive dividends during the vesting period of the award.

The share awards granted under the terms and conditions of the DB Equity Plan may be forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period. Vesting usually continues after termination of employment in cases such as redundancy or retirement. Vesting is accelerated if the recipient’s termination of employment is due to death or disability.

The awards made in 2011 were granted in accordance with German compensation regulation for financial institutions entitled Instituts-Vergütungsverordnung (InstitutsVergV). For all employees 50 % of their deferred awards were granted in equity. For all regulated employees according to InstitutsVergV regulation, a further holding period applies upon vesting before employees are permitted to sell their shares.

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards (as in previous years from 2007 onwards).

Deutsche Bank	Additional Notes	F- 133
Annual Report 2011 on Form 20-F	33 – Share-Based Compensation Plans

In 2010 the Group introduced a new employee share ownership plan entitled Global Share Purchase Plan (GSPP). As of December 31, 2011, entities in 36 countries enrolled in the new plan.

The following table sets forth the basic terms of these share plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility
DB Equity Plan	Annual Award	1/3 : 12 months[1] 1/3 : 24 months[1] 1/3 : 36 months[1]	Yes	Select employees as annual retention

	Retention/New Hire	Individual specification[2]		Select employees to attract or retain key staff

	Annual Award – Upfront	Vesting immediately at grant[3]	No	Regulated employees

Global Share Purchase Plan (GSPP)	Broad-based employee share ownership plan	100% : 12 months	No	Employee plan in select countries granting up to ten shares per employee

[1]	For regulated employees share delivery after a further retention period of six months.
[2]	Weighted average relevant service period: 23 months
[3]	For regulated employees share delivery after a retention period of six months.

The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.

Share-Based Compensation Plans used for Granting Awards prior to 2011

Prior to 2011, the Group granted share-based compensation under a number of other plans. The following table summarizes the main features of these plans.

Plan		Vesting schedule	Early retirement provisions	Eligibility	Last grant in
Restricted Equity Units (REU) Plan	Annual Award	80% : 48 months[1] 20% : 54 months	Yes	Select employees as annual retention	2006

DB Share Scheme	Off Cycle Award	Individual specification	No	Select employees to attract or retain key staff	2006

Global Share Plan – Germany	–	100% : 12 months	No	All employee plan granting up to ten shares per employee	2008

Global Partnership Plan Equity Units	Annual Award	80% : 24 months[2] 20% : 42 months	No	Management Board members	2008

DB Equity Plan	Annual Award	50% : 24 months 25% : 36 months 25% : 48 months	No	Select employees as annual retention	2009 (under this vesting schedule)

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

DB Equity Plan	Annual Award	Graded vesting in nine equal tranches between 12 months and 45 months	Yes	Select employees as annual retention	2010 (under this vesting schedule)

		or cliff vesting after 45 months

	Retention/New Hire	Individual specification	No	Select employees to attract or retain key staff

[1]	With delivery after further 6 months.
[2]	With delivery after further 18 months.

Deutsche Bank	Additional Notes	F- 134
Annual Report 2011 on Form 20-F	33 – Share-Based Compensation Plans

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

In countries where legal or other restrictions hinder the delivery of shares, a cash plan variant of the DB Equity Plan was used for granting awards from 2007 onwards.

Activity for Share Plans

The following table summarizes the activity in plans involving share awards, which are those plans granting a contingent right to receive Deutsche Bank common shares after a specified period of time. It also includes the grants under the cash plan variant of the DB Equity Plan.

in thousands of units (except per share data)	Global Partnership Plan Equity Units	DB Share Scheme/REU/ DB Equity Plan	Global Share Plan/ Global Share Purchase Plan	Total	Weighted-average grant date fair value per unit
Balance as of December 31, 2009	242	50,114	–	50,356	€ 49.61

Granted	–	43,942	151	44,093	€ 43.46
Issued	(92)	(20,668)	–	(20,760)	€ 69.75
Forfeited	–	(4,774)	–	(4,774)	€ 39.19

Balance as of December 31, 2010	150	68,614	151	68,915	€ 40.31

Granted	5	27,804	213	28,022	€ 40.54
Issued	(155)	(23,838)	(157)	(24,150)	€ 49.12
Forfeited	–	(3,092)	–	(3,092)	€ 37.86

Balance as of December 31, 2011	–	69,488	207	69,695	€ 37.37

In addition to the amounts shown in the table above, approximately 28.3 million shares were issued to plan participants in February 2012, resulting from the vesting of DB Equity Plan awards granted in prior years.

Furthermore, in February 2012 the Group granted awards of approximately 36.0 million units, with an average fair value of € 31.79 per unit under the DB Equity Plan with modified plan conditions for 2012. Approximately 1.1 million units of these grants were made under the cash plan variant of this DB Equity Plan.

Compensation Expense

Compensation expense for awards settled in equity instruments is measured at the grant date based on the fair value of the share-based award.

Compensation expense for share-based awards payable in cash is re-measured to fair value at each balance sheet date, and the related obligations are included in other liabilities until paid. For awards granted under the cash plan version of the DB Equity Plan, re-measurement is based on the current market price of Deutsche Bank common shares.

A further description of the underlying accounting principles can be found in Note 01 “Significant Accounting Policies”.

Deutsche Bank	Additional Notes	F- 135
Annual Report 2011 on Form 20-F	34 – Employee Benefits

The Group recognized compensation expense related to its significant share-based compensation plans as follows:

	000000000000	000000000000	000000000000
in € m.	2011	2010	2009
DB Global Partnership Plan	–	1	4

DB Global Share Plan/DB Global Share Purchase Plan	6	3	6

DB Share Scheme/Restricted Equity Units Plan/DB Equity Plan	1,283	1,173	637

Total	1,289	1,177	647

Of the compensation expense recognized in 2011, 2010 and 2009 approximately € 28 million, € 24 million and € 22 million, respectively, was attributable to the cash-settled plan variants.

Share-based payment transactions which will result in a cash payment give rise to a liability, which amounted to approximately € 35 million, € 33 million and € 26 million for the years ended December 31, 2011, 2010 and 2009 respectively.

As of December 31, 2011, 2010 and 2009, unrecognized compensation cost related to non-vested share-based compensation was approximately € 0.6 billion, € 1.0 billion and € 0.4 billion respectively.

34 –

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

Awards granted to selected employees at the senior management level in February 2010 are also subject to performance-indexed forfeiture rules based on regulatory rules requiring that parts of the awards will not be paid out if defined performance metrics are not met. From 2011 onwards certain forfeiture rules are only applicable to senior management and employees who are specifically identified under the regulatory requirements of the German Compensation Regulation for Institutions (InstitutsVergV).

Deutsche Bank	Additional Notes	F- 136
Annual Report 2011 on Form 20-F	34 – Employee Benefits

The volume of awards granted under the terms and conditions of the DB Restricted Incentive Plan was approximately € 1.0 billion in February 2011 and € 0.5 billion in February 2010.

In February 2012, new awards totaling approximately € 1.1 billion were granted under the terms and conditions of the DB Restricted Incentive Plan.

In addition, the Group granted share awards which are described in Note 33 “Share-Based Compensation Plans”.

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

The majority of the Group’s defined benefit plan commitments relate to beneficiaries of retirement benefit plans in Germany, the United Kingdom and the United States. For such plans, the value of a participant’s accrued benefit is based primarily on each employee’s remuneration and length of service. The Group maintains various external pension trusts to fund the majority of its retirement benefit plan obligations.

The Group also maintains various post-employment medical programs for a number of current and retired employees who are mainly located in the United States. These programs pay stated percentages of medical expenses of eligible retirees after a stated deductible has been met. The Group accrues for these obligations over the service of the employee and pays the benefits from Group assets when the benefits become due. Once a retiree is eligible for Medicare the retiree is no longer eligible under a Group medical program and the Group makes a contribution to a Health Reimbursement Account for that retiree.

The Group’s Pensions Risk Committee oversees risks related to the Group’s post-employment benefit plans around the world. Within this context it develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting.

The Group’s funding policy is to maintain coverage of the defined benefit obligation (“DBO”) by plan assets within a range of 90 % to 100 % of the obligation, subject to meeting any local statutory requirements. Nevertheless, the Group has determined that certain plans should remain unfunded, e.g. where it is not tax-efficient to fund. Obligations for the Group’s unfunded plans are accrued on the balance sheet.

Deutsche Bank	Additional Notes	F- 137
Annual Report 2011 on Form 20-F	34 – Employee Benefits

Reconciliation in Movement of Liabilities and Assets – Impact on Balance sheet

The following table provides reconciliations of opening and closing balances of the DBO and of the fair value of plan assets of the Group’s defined benefit plans over the years ended December 31, 2011 and 2010, a statement of the funded status as well as its reconciliation to the amounts recognized on the balance sheet as of December 31 of each year.

	000000000000	000000000000	000000000000	000000000000
	Retirement benefit plans		Post-employment medical plans
in € m.	2011	2010	2011	2010
Change in defined benefit obligation:

Balance, beginning of year	12,071	9,416	154	136

Current service cost	248	243	3	3
Interest cost	600	527	7	9
Contributions by plan participants	19	14	–	–
Actuarial loss (gain)	458	81	18	3
Exchange rate changes	136	231	5	10
Benefits paid	(563)	(465)	(8)	(7)
Past service cost (credit)	21	(77)	(15)	–
Acquisitions [1]	–	2,129	–	–
Divestitures	(17)	–	–	–
Settlements/curtailments	(1)	(30)	–	–
Other [2]	2	2	–	–

Balance, end of year	12,974	12,071	164	154

thereof: unfunded	1,162	1,124	164	154
thereof: funded	11,812	10,947	–	–

Change in fair value of plan assets:

Balance, beginning of year	11,076	9,352	–	–

Expected return on plan assets	531	490	–	–
Actuarial gain (loss)	1,165	224	–	–
Exchange rate changes	152	210	–	–
Contributions by the employer	117	388	–	–
Contributions by plan participants	19	14	–	–
Benefits paid [3]	(464)	(423)	–	–
Acquisitions [1]	–	846	–	–
Divestitures	(12)	–	–	–
Settlements	9	(17)	–	–
Other [2]	1	(8)	–	–

Balance, end of year	12,594	11,076	–	–

Funded status, end of year	(380)	(995)	(164)	(154)
Past service cost (credit) not recognized	–	–	–	–
Asset ceiling	–	(3)	–	–
Reclassification as held for sale[4]	–	5	–	–

Net asset (liability) recognized	(380)	(993)	(164)	(154)

thereof: other assets	1,336	609	–	–
thereof: other liabilities	(1,716)	(1,602)	(164)	(154)

[1]	Postbank, Sal. Oppenheim and BHF-BANK.
[2]	Includes opening balance of first time application of smaller plans.
[3]	For funded plans only.
[4]	BHF-BANK.

Deutsche Bank	Additional Notes	F- 138
Annual Report 2011 on Form 20-F	34 – Employee Benefits

Actuarial Methodology and Assumptions

December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method.

The principal actuarial assumptions applied to determine the DBO and expenses were as follows. They are provided in the form of weighted averages.

	0000000000	0000000000	0000000000
Assumptions used for retirement benefit plans	2011	2010	2009
to determine defined benefit obligations, end of year
Discount rate	4.8%	5.1%	5.4%
Rate of price inflation	2.5%	2.5%	2.7%
Rate of nominal increase in future compensation levels	3.4%	3.3%	3.4%
Rate of nominal increase for pensions in payment	2.5%	2.4%	2.4%

to determine expense, year ended
Discount rate	5.1%	5.4%	5.6%
Rate of price inflation	2.5%	2.7%	2.1%
Rate of nominal increase in future compensation levels	3.3%	3.4%	3.0%
Rate of nominal increase for pensions in payment	2.4%	2.4%	1.8%
Expected rate of return on plan assets [1]	4.9%	5.0%	4.5%

Assumptions used for post-employment medical plans

to determine defined benefit obligations, end of year
Discount rate	4.5%	5.3%	5.9%

to determine expense, year ended
Discount rate	5.3%	5.9%	6.1%

Assumed life expectancy at age 65

for a male aged 65 at measurement date	19.4	19.4	19.4
for a male aged 45 at measurement date	21.6	21.6	21.5
for a female aged 65 at measurement date	22.9	22.8	22.8
for a female aged 45 at measurement date	25.0	24.9	24.8

[1]	The expected rate of return on assets for determining expense in 2012 is 4.5%.

For the Group’s most significant plans, the discount rate assumption at each measurement date is set based on a high quality corporate bond yield curve approach reflecting the actual timing and amount of the future benefit payments for the respective plan. A consistent assumption is used across the eurozone based on the assumption applicable for Germany. For other plans, the discount rate is based on high quality corporate or government bond yields as appropriate at each measurement date with a duration consistent with the respective plan’s obligations.

The price inflation assumptions in the eurozone and the United Kingdom are set with reference to market implied measures of inflation based on inflation swap rates in those markets at the measurement date. For other countries, it is typically based on long term forecasts by Consensus Economics Inc.

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

Deutsche Bank	Additional Notes	F- 139
Annual Report 2011 on Form 20-F	34 – Employee Benefits

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

Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best practice in the respective countries. Future potential longevity improvements have been considered and included where appropriate.

In determining expenses for post-employment medical plans, an annual weighted-average rate of increase of 9.0 % in the per capita cost of covered health care benefits was assumed for 2012. The rate is assumed to decrease gradually to 5.1 % by the end of 2020 and to remain at that level thereafter.

Pension Fund Investments

The Group’s primary investment objective is to immunize broadly the Group to large swings in the funded status of its retirement benefit plans, with some limited amount of risk-taking through duration mismatches and asset class diversification to reduce the Group’s costs of providing the benefits to employees in the long term. The aim is to maximize returns within the Group’s overall risk tolerance.

The weighted-average asset allocation of the Group’s funded retirement benefit plans as of December 31, 2011 and 2010, as well as the target allocation by asset category are as follows.

Percentage of plan assets
	Target allocation	Dec 31, 2011	Dec 31, 2010
Asset categories:
Equity instruments	10%	7%	9%
Debt instruments (including Cash and Derivatives)	85%	87%	88%
Alternative Investments (including Property)	5%	6%	3%

Total asset categories	100%	100%	100%

The actual return on plan assets for the years ended December 31, 2011, and 2010, was € 1,696 million and € 714 million, respectively.

Plan assets as of December 31, 2011, include derivative transactions with Group entities with a positive market value of € 473 million. In addition, there are € 248 million of securities issued by the Group included in the plan assets.

Deutsche Bank	Additional Notes	F- 140
Annual Report 2011 on Form 20-F	34 – Employee Benefits

Impact on Cashflows

The Group expects to contribute approximately € 125 million to its retirement benefit plans in 2012. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2012.

The table below reflects the benefits expected to be paid by the plans in each of the next five years, and in the aggregate for the five years thereafter. The amounts include benefits attributable to employees’ past and estimated future service, and include both amounts paid from the Group’s pension funds in respect of funded plans and by the Group in respect of unfunded plans.

	000000000000000	000000000000000
in € m.	Retirement benefit plans	Post-employment medical plans
2012	555	10

2013	557	11

2014	566	11

2015	586	11

2016	611	12

2017 – 2021	3,556	62

Impact on Equity

The Group applies the policy of recognizing actuarial gains and losses in the period in which they occur. Actuarial gains and losses are taken directly to shareholders’ equity and are presented in the Consolidated Statement of Comprehensive Income and in the Consolidated Statement of Changes in Equity.

The following table shows the cumulative amounts recognized as at December 31, 2011 since the Group’s adoption of IFRS on January 1, 2006 as well as the amounts recognized in the years ended December 31, 2011 and 2010, respectively, before allowance for deferred taxes. Deferred taxes are disclosed in a separate table for income taxes taken to equity in Note 35 “Income Taxes”.

	0000000000000000		0000000000000000	0000000000000000
	Amount recognized in comprehensive income (gain(loss))
in € m.	Dec 31, 2011	[1]	2011	2010
Retirement benefit plans:
Actuarial gain (loss)	856		707	143
Asset ceiling	–		2	4

Total retirement benefit plans	856		709	147

Post-employment medical plans:
Actuarial gain (loss)	15		(18)	(3)

Total post-employment medical plans	15		(18)	(3)

Total amount recognized	871		691	144

[1]	Accumulated since inception of IFRS and inclusive of the impact of exchange rate changes.

Deutsche Bank	Additional Notes	F- 141
Annual Report 2011 on Form 20-F	34 – Employee Benefits

Experience Impacts on Liabilities and Assets

The following table shows the amounts for the current and the previous four measurement dates of the DBO, the fair value of plan assets and the funded status as well as the experience adjustments on the obligation and the plan assets for the annual periods up to the measurement date.

	000000000000000	000000000000000	000000000000000	000000000000000	000000000000000
in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Retirement benefit plans:

Defined benefit obligation	12,974	12,071	9,416	8,189	8,518
thereof: experience adjustments (loss (gain))	25	(83)	(72)	24	(68)

Fair Value of plan assets	12,594	11,076	9,352	8,755	9,331
thereof: experience adjustments (gain (loss))	1,165	224	92	(221)	(266)

Funded status	(380)	(995)	(64)	566	813

Post-employment medical plans:

Defined benefit obligation	164	154	136	119	116
thereof: experience adjustments (loss (gain))	8	1	–	(5)	(17)

Funded status	(164)	(154)	(136)	(119)	(116)

Impact on Expense

The Group’s compensation and benefits expenses include the following expenses for defined benefit plans and other selected employee benefits, recognized in the Consolidated Statement of Income for the years ended December 31, 2011, 2010 and 2009.

	000000000000	000000000000	000000000000
in € m.	2011	2010	2009
Expenses for retirement benefit plans:
Current service cost	248	243	186
Interest cost	600	527	457
Expected return on plan assets	(531)	(490)	(403)
Past service cost (credit) recognized immediately	21	(77)	18
Settlements/curtailments	(9)	(14)	1

Total retirement benefit plans	329	189	259

Expenses for post-employment medical plans:
Current service cost	3	3	3
Interest cost	7	9	7
Past service cost (credit) recognized immediately	(15)	–	–

Total post-employment medical plans	(5)	12	10

Total expenses defined benefit plans	324	201	269

Total expenses for defined contribution plans	351	239	203

Total expenses for post-employment benefits	675	440	472

Disclosures of other selected employee benefits
Employer contributions to mandatory German social security pension plan	226	171	162
Expenses for cash retention plans	936	662	688
Expenses for severance payments	503	588	629

Expected expenses for 2012 are € 300 million for the retirement benefit plans and € 11 million for the post-employment medical plans.

The increase in expenses for post-employment benefits in 2011 compared to 2010 is mainly caused by the full-year impact of the consolidation of Postbank and the change in indexation of occupational pensions in deferment from Retail Price Index (RPI) to Consumer Price Index (CPI) due to a UK Government announcement which led to a past service credit of € 104 million recognized in the 2010 expense.

The weighted average remaining service period of active plan members at measurement date for retirement benefit plans is ten years and for post-employment medical plans is six years.

Deutsche Bank	Additional Notes	F- 142
Annual Report 2011 on Form 20-F	35 – Income Taxes

Sensitivity to Key Assumptions

The following table presents the sensitivity to key assumptions of the defined benefit obligation as of December 31, 2011 and 2010, respectively, and the aggregate of the key expense elements (service cost, interest cost, expected return on plan assets) for the years ended December 31, 2012 and 2011, respectively. The figures reflect the effect of adjusting each assumption in isolation.

	000000000000000	000000000000000	000000000000000	000000000000000
Increase/(decrease)	Defined benefit obligation as at		Expenses for
in € m.	Dec 31, 2011	Dec 31, 2010	2012	2011
Retirement benefit plans sensitivity:
Discount rate (fifty basis point decrease)	960	935	5	5
Rate of price inflation (fifty basis point increase)	555	545	40	35
Rate of real increase in future compensation levels (fifty basis point increase)	105	105	10	10
Longevity (improvement by ten percent)[1]	255	245	15	15
Expected rate of return (fifty basis point decrease)	–	–	65	55

Post-employment medical plans sensitivity:
Health care cost rate (100 basis point increase)	17	19	2	2
Health care cost rate (100 basis point decrease)	(15)	(17)	(1)	(2)

[1]

Improvement by ten percent on longevity means that the probability of death at each age is reduced by ten percent. The sensitivity has, broadly, the effect of increasing the expected longevity at age 65 by about one year.

35 –

Income Taxes

The components of income tax expense (benefit) for 2011, 2010 and 2009 are as follows.

	000000000000000	000000000000000	000000000000000
in € m.	2011	2010	2009
Current tax expense (benefit):
Tax expense (benefit) for current year	1,683	1,339	970
Adjustments for prior years	(232)	(9)	(430)

Total current tax expense (benefit)	1,451	1,330	540

Deferred tax expense (benefit):
Origination and reversal of temporary difference, unused tax losses and tax credits	(143)	700	570
Effect of changes in tax law and/or tax rate	110	7	3
Adjustments for prior years	(354)	(392)	(869)

Total deferred tax expense (benefit)	(387)	315	(296)

Total income tax expense (benefit)	1,064	1,645	244

Income tax expense (benefit) includes policyholder tax attributable to policyholder earnings, amounting to an income tax benefit of € 28 million in 2011, an income tax expense of € 37 million in 2010 and an income tax benefit of € 1 million in 2009.

Total current tax expense includes benefits from previously unrecognized tax losses, tax credits and deductible temporary differences, which reduced the current tax expense by € 35 million in 2011. These effects reduced the current tax expense by € 6 million and by € 0.2 million in 2010 and 2009, respectively.

Deutsche Bank	Additional Notes	F- 143
Annual Report 2011 on Form 20-F	35 – Income Taxes

Total deferred tax benefit includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs of deferred tax assets and expenses arising from write-downs of deferred tax assets, which increased the deferred tax benefit by € 262 million in 2011. In 2010 these effects increased the deferred tax expense by € 173 million and increased the deferred tax benefit by € 537 million in 2009.

The following is an analysis of the difference between the amount that results from applying the German statutory (domestic) income tax rate to income before tax and the Group’s actual income tax expense.

	000000000000000	000000000000000	000000000000000
in € m.	2011	2010	2009
Expected tax expense at domestic income tax rate of 30.8% (30.7 % for 2010 and 2009)	1,657	1,219	1,595

Foreign rate differential	(28)	63	(63)

Tax-exempt gains on securities and other income	(467)	(556)	(763)

Loss (income) on equity method investments	(39)	(87)	(29)

Nondeductible expenses	297	335	624

Deutsche Postbank AG related charge with no tax benefit	–	668	–

Changes in recognition and measurement of deferred tax assets	(297)	167	(537)

Effect of changes in tax law and/or tax rate	110	7	3

Effect related to share-based payments	90	48	(95)

Effect of policyholder tax	(28)	37	(1)

Other	(231)	(256)	(490)

Actual income tax expense (benefit)	1,064	1,645	244

The Group is under continuous examinations by tax authorities in various jurisdictions. In 2011 ‘Other’ in the preceding table mainly includes the nonrecurring effect of settling these examinations whereas 2010 mainly reflects improved income tax positions in the U.S. including a new basis for filing the U.S. federal income tax return in 2010.

The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 30.8 % for the years ended December 31, 2011, and 30.7% for 2010 and 2009, respectively.

Income taxes charged or credited to equity (other comprehensive income/additional paid in capital) are as follows.

	000000000000000	000000000000000	000000000000000
in € m.	2011	2010	2009
Actuarial gains/losses related to defined benefit plans	(50)	(29)	113

Financial assets available for sale:
Unrealized net gains (losses) arising during the period	173	(59)	(195)
Net gains/losses reclassified to profit or loss	(11)	(47)	(214)

Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	92	30	90
Net (gains) losses reclassified to profit or loss	(1)	(1)	(2)

Other equity movement:
Unrealized net gains (losses) arising during the period	(129)	320	54
Net (gains) losses reclassified to profit or loss	1	(3)	13

Income taxes (charged) credited to other comprehensive income[1]	75	211	(141)

Other income taxes (charged) credited to equity	46	30	(35)

[1]	Starting in 2011 actuarial gains/losses related to defined benefit plans are presented as part of other comprehensive income. Prior period numbers were adjusted accordingly.

Deutsche Bank	Additional Notes	F- 144
Annual Report 2011 on Form 20-F	35 – Income Taxes

Major components of the Group’s gross deferred income tax assets and liabilities are as follows.

in € m.	Dec 31, 2011	Dec 31, 2010[1]
Deferred tax assets:
Unused tax losses	2,375	2,637
Unused tax credits	185	189
Deductible temporary differences:
Trading activities	10,686	8,627
Property and equipment	806	780
Other assets	2,560	2,152
Securities valuation	1,209	1,117
Allowance for loan losses	525	594
Other provisions	1,178	1,314
Other liabilities	775	1,919

Total deferred tax assets pre offsetting	20,299	19,329

Deferred tax liabilities:
Taxable temporary differences:
Trading activities	9,370	8,070
Property and equipment	49	62
Other assets	1,103	2,470
Securities valuation	790	758
Allowance for loan losses	348	124
Other provisions	414	897
Other liabilities	1,277	914

Total deferred tax liabilities pre offsetting	13,351	13,295

[1]	Based on updated mapping procedures in 2011 prior period numbers were adjusted accordingly.

After offsetting, deferred tax assets and liabilities are presented on the balance sheet as follows.

in € m.	Dec 31, 2011	Dec 31, 2010
Presented as deferred tax assets	8,737	8,341

Presented as deferred tax liabilities	1,789	2,307

Net deferred tax assets	6,948	6,034

The change in the balance of deferred tax assets and deferred tax liabilities does not equal the deferred tax expense/(benefit). This is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented on the face of the balance sheet as components of other assets and liabilities.

As of December 31, 2011 and 2010, no deferred tax assets were recognized for the following items.

in € m.	Dec 31, 2011[1]	Dec 31, 2010[1]
Deductible temporary differences	(296)	(676)

Not expiring	(3,342)	(4,206)
Expiring in subsequent period	(45)	(6)
Expiring after subsequent period	(2,143)	(1,801)

Unused tax losses	(5,530)	(6,013)

Expiring in subsequent period	–	–
Expiring after subsequent period	(101)	(67)

Unused tax credits	(101)	(67)

[1]	Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes.

Deutsche Bank	Additional Notes	F- 145
Annual Report 2011 on Form 20-F	36 – Derivatives

Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.

As of December 31, 2011 and December 31, 2010, the Group recognized deferred tax assets of € 1.5 billion and € 3.3 billion, respectively that exceed deferred tax liabilities in entities which have suffered a loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Generally, in determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.

As of December 31, 2011 and December 31, 2010, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 135 million and € 106 million respectively, in respect of which no deferred tax liabilities were recognized.

36 –

Derivatives

Derivative Financial Instruments and Hedging Activities

Derivative contracts used by the Group include swaps, futures, forwards, options and other similar types of contracts. In the normal course of business, the Group enters into a variety of derivative transactions for both trading and risk management purposes. The Group’s objectives in using derivative instruments are to meet customers’ risk management needs and to manage the Group’s exposure to risks.

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

Deutsche Bank	Additional Notes	F- 146
Annual Report 2011 on Form 20-F	36 – Derivatives

Risk Management

The Group uses derivatives in order to reduce its exposure to market risks as part of its asset and liability management. This is achieved by entering into derivatives that hedge specific portfolios of fixed rate financial instruments and forecast transactions as well as strategic hedging against overall balance sheet exposures. The Group actively manages interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as to changes in the characteristics and mix of the related assets and liabilities.

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

The following table presents the value of derivatives held as fair value hedges.

in € m.	Assets 2011	Liabilities 2011	Assets 2010	Liabilities 2010
Derivatives held as fair value hedges	7,485	2,741	8,447	5,823

For the years ended December 31, 2011 and 2010, gains of € 2.2 billion and € 0.7 billion, respectively, were recognized on the hedging instruments. For the same periods, the results on the hedged items, which were attributable to the hedged risk, were losses of € 1.5 billion and € 0.6 billion, respectively.

Cash Flow Hedge Accounting

The Group enters into cash flow hedges, using interest rate swaps and foreign exchange forwards, in order to protect itself against exposure to variability in interest rates and exchange rates.

The following table presents the value of derivatives held as cash flow hedges.

in € m.	Assets 2011	Liabilities 2011	Assets 2010	Liabilities 2010
Derivatives held as cash flow hedges	0	436	1	268

A schedule indicating the periods when hedged cash flows are expected to occur and when they are expected to affect the income statement is as follows.

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2011
Cash inflows from assets	46	83	75	302
Cash outflows from liabilities	(4)	(4)	–	–

Net cash flows 2011	42	79	75	302

As of December 31, 2010
Cash inflows from assets	47	84	56	254
Cash outflows from liabilities	(27)	(50)	(39)	(63)

Net cash flows 2010	20	34	17	191

Deutsche Bank	Additional Notes	F- 147
Annual Report 2011 on Form 20-F	36 – Derivatives

Of these expected future cash flows, most will arise in relation to the Group’s largest cash flow hedging program, Maher Terminals LLC. The Abbey Life Assurance Company Limited cash flow hedge was terminated during 2011.

For the years ended December 31, 2011 and 2010, balances of € (455) million and € (321) million, respectively, were reported in equity related to cash flow hedging programs. Of these, € (26) million and € (44) million, respectively, related to terminated programs. These amounts will be released to the income statement as appropriate.

For the years ended December 31, 2011 and 2010, losses of € 92 million and € 44 million, respectively, were recognized in other comprehensive income in respect of effective cash flow hedging.

For the years ended December 31, 2011 and 2010, gains of € 42 million and € 60 million, respectively, were removed from equity and included in the income statement.

For the year ended December 31, 2011 no gains or losses were recognized due to hedge ineffectiveness, and for the year ended December 31, 2010, € 3 million of losses were recognized.

As of December 31, 2011 the longest term cash flow hedge matures in 2027.

Net Investment Hedge Accounting

Using foreign exchange forwards and swaps, the Group enters into hedges of translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent at period end spot rates.

The following table presents the value of derivatives held as net investment hedges.

in € m.	Assets 2011	Liabilities 2011	Assets 2010	Liabilities 2010
Derivatives held as net investment hedges	76	1,610	81	528

For the years ended December 31, 2011 and 2010, losses of € 218 million and € 197 million, respectively, were recognized due to hedge ineffectiveness which includes the forward points element of the hedging instruments.

Deutsche Bank	Additional Notes	F- 148
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

37 –

Regulatory Capital

Capital Management

The Group’s Treasury function manages capital at Group level and locally in each region, except that Postbank manages its capital on a group level and locally on its own. The allocation of financial resources, in general, and capital, in particular, favors business portfolios with the highest positive impact on the Group’s profitability and shareholder value. As a result, Treasury periodically reallocates capital among business portfolios.

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

Regional capital plans covering the capital needs of the Group’s branches and subsidiaries are prepared on a semi-annual basis and presented to the Group Investment Committee. Most of the Group’s subsidiaries are subject to legal and regulatory capital requirements. Local Asset and Liability Committees attend to those needs under the stewardship of regional Treasury teams. Furthermore, they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of its subsidiaries to make loans or advances to the parent bank. In developing, implementing and testing the Group’s capital and liquidity, the Group takes such legal and regulatory requirements into account.

The Group’s core currencies are euro, U.S. dollar and pound sterling. Treasury manages the sensitivity of the Group’s capital ratios against swings in core currencies. The capital invested into the Group’s foreign subsidiaries and branches in non-core currencies is largely hedged against foreign exchange swings, except for the Chinese yuan that the Group currently does not hedge. Treasury determines which currencies are to be hedged, develops suitable hedging strategies and finally executes these hedges.

Treasury is represented on the investment committee of the largest Deutsche Bank pension fund which sets the investment guidelines. This representation ensures that pension assets are aligned with pension liabilities, thus protecting the bank’s capital base.

Treasury constantly monitors the market for liability management trades. Such trades represent an anticyclical opportunity to create Core Tier 1 capital by buying back Deutsche Bank’s issuances below par.

The Core Tier 1 capital ratio amounted to 9.5 % at year-end 2011. It is already above the 9 % level proposed by the European Banking Authority (EBA) and agreed by the European Council for the EU Wide Capital Exercise, ahead of the June 30, 2012 deadline. It also covers the shortfall of € 388 million in relation to European Economic Area sovereign exposure which was determined as at September 30, 2011 solely for the purposes of the EU-Wide Capital Exercise. The Group will strive to adhere to the 9 % threshold by June 30, 2012.

Deutsche Bank	Additional Notes	F- 149
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

In the first quarter 2011, the Group changed the methodology used for allocating average active equity to the business segments and to Consolidation & Adjustments in proportion to their regulatory requirements. Under the new methodology economic capital as basis for allocation is substituted by risk weighted assets and certain regulatory capital deduction items. All other items of the capital allocation framework remain unchanged. The total amount allocated continues to be determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. In 2011, the Group derives its internal demand for regulatory capital assuming a Tier 1 ratio of 10.0%. If the Group’s average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

During the period from the 2010 Annual General Meeting (May 27, 2010) until the 2011 Annual General Meeting (May 26, 2011), 28.5 million shares were purchased, of which 0.5 million were purchased via sold put options which were executed by the counterparty at maturity date. 22.0 million of the shares purchased were used for equity compensation purposes and 6.5 million shares were used to increase the Group’s Treasury position for future equity compensation. 9.8 million shares were purchased from January 1, 2011 until May 26, 2011, none of which via sold put options. In addition, 10.0 million physically settled call options were purchased in first quarter 2011 to hedge existing equity compensation awards. These call options have a remaining maturity of more than 18 months and were purchased under the above mentioned authorization from the Annual General Meeting to buy back shares by using derivatives. In second quarter 2011, the Group restructured 15.3 million existing call options in order to allow physical settlement according to the above mentioned authorization. These call options have a remaining maturity below 18 months. As of the 2011 Annual General Meeting, the number of shares held in Treasury from buybacks totaled 7.6 million.

The 2011 Annual General Meeting granted the Group’s Management Board the authority to buy back up to 92.9 million shares before the end of November 2015. Thereof 46.5 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2010 Annual General Meeting. During the period from the 2011 Annual General Meeting until December 31, 2011, 27.4 million shares were purchased, thereof 10.9 million of the shares purchased were used for equity compensation purposes and 16.5 million shares were used to increase the Group’s Treasury position for future equity compensation. As of December 31, 2011, the number of shares held in Treasury from buybacks totaled 24.1 million.

To take advantage of Deutsche Bank’s low share price in the third quarter 2011, Treasury unwound the 10.0 million physically settled call options purchased in first quarter 2011 and entered into new 10.0 million physically settled call option with significant lower strike prices. These call options were purchased under the authorization from the 2011 Annual General Meeting. From the 10.0 million call options, 6.0 million have a remaining maturity of more than 18 months. In addition to these 10 million call options, the Group restructured additional call options to further hedge the Group’s obligation to deliver shares for equity compensation purposes.

Total outstanding hybrid Tier 1 capital (substantially all noncumulative trust preferred securities) as of December 31, 2011, amounted to € 12.7 billion compared to € 12.6 billion as of December 31, 2010. This increase was mainly due to the foreign exchange effects of the strengthened U.S. dollar to the U.S. dollar denominated hybrid Tier 1 capital. In 2011, the Group neither raised nor redeemed any hybrid Tier 1 capital.

Deutsche Bank	Additional Notes	F- 150
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

In 2011, the Group did not issue any lower Tier 2 capital (qualified subordinated liabilities). Profit participation rights amounted to € 1.2 billion as of December 31, 2011, unchanged to December 31, 2010. Total lower Tier 2 capital as of December 31, 2011, amounted to € 9.4 billion compared to € 10.7 billion as of December 31, 2010. Cumulative preferred securities amounted to € 0.3 billion as of December 31, 2011, unchanged to December 31, 2010.

Capital Management at Postbank

Postbank manages its capital by continuously monitoring capital supply and demand. Capital management aims at regulatory as well as at economic capital adequacy, in line with the concept of risk bearing capacity. In general, the capital allocation requires an appropriate return on regulatory capital demand. The capital allocation is approved by Postbank’s Management Board based on a multiyear plan.

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

Capital Adequacy

Since 2008, Deutsche Bank has calculated and published consolidated capital ratios for the Deutsche Bank group of institutions pursuant to the Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”), which implemented the revised capital framework of the Basel Committee from 2004 (“Basel 2”) into German law. Starting with December 31, 2011, the calculation of the Group’s capital ratios incorporates the amended capital requirements for trading book and securitization positions following the Capital Requirements Directive 3, also known as “Basel 2.5”, as implemented in the German Banking Act and the Solvency Regulation.

The Basel 2.5 framework introduced the model based risk measures stressed value-at-risk, incremental risk charge and comprehensive risk within market risk for banks applying an internal model approach:

—	Stressed Value-at-Risk: calculates a stressed value-at-risk measure based on a continuous 1 year period of significant market stress.
—	Incremental Risk Charge (“IRC”): captures default and migration risks in addition to the risks already captured in value-at-risk for credit-sensitive positions in the trading book.
—

Comprehensive Risk Measure (“CRM”): captures incremental risk for the credit correlation trading portfolio calculated using an internal model subject to qualitative minimum requirements as well as stress testing requirements. The CRM must be calculated weekly and is determined as the higher of the latest weekly CRM charge from the model, the twelve weeks average CRM charge, and the market risk standardized approach charge for the credit correlation portfolio, the so-called CRM Floor.

—	Market Risk Standardized Approach (“MRSA”): calculates regulatory capital for securitisations and nth-to-default credit derivatives.

Deutsche Bank	Additional Notes	F- 151
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

In addition, Basel 2.5 regulations require as part of the market risk capital charge the calculation of the specific market risk of securitization trading positions, which are not eligible for the comprehensive risk measure, based on the market risk standardized approach.

Basel 2.5 also requires identifying re-securitization positions in the trading and banking book which receive an increased risk-weighting and result in higher capital charges for credit risk and market risk, respectively.

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

—

Tier 1 capital consists primarily of common share capital, additional paid-in capital, retained earnings and certain hybrid capital components such as noncumulative trust preferred securities, also referred to as Additional Tier 1 capital. Common shares in treasury, goodwill and other intangible assets are deducted from Tier 1 capital. Other regulatory adjustments entail the exclusion of capital from entities outside the group of institutions and the reversal of capital effects under the fair value option on financial liabilities due to own credit risk. Tier 1 capital without hybrid capital components is referred to as Core Tier 1 capital.

—

Tier 2 capital consists primarily of cumulative trust preferred securities, certain profit participation rights and long-term subordinated debt, as well as 45 % of unrealized gains on certain listed securities.

—

Certain items must be deducted from Tier 1 and Tier 2 capital. Primarily these include deductible investments in unconsolidated banking, financial and insurance entities where the Group holds more than 10 % of the capital (in case of insurance entities 20 % either of the capital or of voting rights unless included in the solvency margin calculation of the financial conglomerate), the amount by which the expected loss for exposures to central governments, institutions and corporate and retail exposures as measured under the bank’s internal ratings based approach (“IRBA”) model exceeds the value adjustments and provisions for such exposures, the expected losses for certain equity exposures, securitization positions not included in the risk-weighted assets and the value of securities delivered to a counterparty plus any replacement cost to the extent the required payment by the counterparty has not been made within five business days after delivery provided the transaction has been allocated to the bank’s trading book. Starting with December 31, 2011, the deduction for securitization positions calculated according to Basel 2 is replaced by a calculation according to Basel 2.5.

—	Tier 3 capital consists mainly of certain short-term subordinated debt.

Deutsche Bank	Additional Notes	F- 152
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

The amount of subordinated debt that may be included as Tier 2 capital is limited to 50 % of Tier 1 capital. Total Tier 2 capital is limited to 100 % of Tier 1 capital.

The Core Tier 1 and the Tier 1 capital ratio are the principal measures of capital adequacy for internationally active banks. The ratios compare a bank’s regulatory Core Tier 1 and Tier 1 capital with its credit risks, market risks and operational risks pursuant to Basel 2.5 (which the Group refers to collectively as the “risk-weighted assets” or “RWA”). In the calculation of the risk-weighted assets the Group uses BaFin approved internal models for all three risk types. More than 90 % of the Group’s exposure relating to asset and off-balance sheet credit risks (excluding Postbank) is measured using internal rating models under the so-called advanced IRBA. For December 31, 2010, the vast majority of the Group’s market risk component was a multiple of its value-at-risk figure, which was calculated for regulatory purposes based on the Group’s internal models. Starting with December 31, 2011, the market risk component includes a multiple of the stressed value-at-risk and the value-at-risk, as well as the incremental risk charge and the comprehensive risk measure on the Group’s correlation trading portfolio. All of which are all calculated on the basis of the Group’s BaFin approved internal models. The market risk component now also includes securitizations in the trading book outside the correlation trading portfolio measured with the standardized approach according to Basel 2.5. Further standard calculation approaches are used for remaining market risk positions, especially for the trading market risk of Deutsche Postbank. For operational risk calculations, the Group uses the so-called Advanced Measurement Approach (“AMA”) pursuant to the German Banking Act.

The following two tables present a summary of the Group’s risk-weighted assets, and the regulatory capital excluding transitional items pursuant to section 64h (3) of the German Banking Act.

in € m. (unless stated otherwise)	Dec 31, 2011 Basel 2.5	Dec 31, 2010 Basel 2
Credit risk	262,460	285,218

Market risk	68,091	23,660

Operational risk	50,695	37,326

Total risk-weighted assets	381,246	346,204

Core Tier 1 capital	36,313	29,972

Additional Tier 1 capital	12,734	12,593

Tier 1 capital	49,047	42,565

Tier 2 capital	6,179	6,123

Tier 3 capital	–	–

Total regulatory capital	55,226	48,688

Core Tier 1 capital ratio	9.5%	8.7%

Tier 1 capital ratio	12.9%	12.3%

Total capital ratio	14.5%	14.1%

The Group’s total capital ratio was 14.5 % on December 31, 2011, compared to 14.1 % as of December 31, 2010, both significantly higher than the 8 % minimum ratio required.

Deutsche Bank	Additional Notes	F- 153
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

The Group’s Core Tier 1 capital amounted to € 36.3 billion on December 31, 2011 and € 30.0 billion on December 31, 2010 with a Core Tier 1 capital ratio of 9.5 % respectively 8.7 % as per December 31, 2010. The Group’s Tier 1 capital was € 49.0 billion on December 31, 2011 and € 42.6 billion on December 31, 2010. The Tier 1 capital ratio was 12.9 % as of December 31, 2011 and 12.3 % as of December 31, 2010.

The Group’s Tier 2 capital was € 6.2 billion on December 31, 2011, and € 6.1 billion on December 31, 2010, amounting to 13 % and 14 % of Tier 1 capital, respectively.

The German Banking Act and Solvency Regulation rules required the Group to cover its market risk as of December 31, 2011, with € 5,447 million of total regulatory capital (Tier 1 + 2 + 3) compared to € 1,893 million as of December 31, 2010, the increase reflecting the amended capital requirements for trading book positions according to Basel 2.5. The Group met this requirement entirely with Tier 1 and Tier 2 capital that was not required for the minimum coverage of credit and operational risk.

The following table presents the components of Core Tier 1, Tier 1 and Tier 2 capital for the group of companies consolidated for regulatory purposes as of December 31, 2011, and December 31, 2010, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2011 Basel 2.5	Dec 31, 2010 Basel 2
Tier 1 capital:

Core Tier 1 capital

Common shares	2,380	2,380

Additional paid-in capital	23,695	23,515

Retained earnings, common shares in treasury, foreign currency translation, noncontrolling interests	29,400	24,797

Items to be fully deducted from Tier 1 capital pursuant to Section 10 (2a) KWG (inter alia goodwill and intangible assets)	(14,459)	(14,489)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG
Deductible investments in banking, financial and insurance entities	(1,332)	(954)
Securitization positions not included in risk-weighted assets	(2,863)	(4,850)
Excess of expected losses over risk provisions	(508)	(427)

Items to be partly deducted from Tier 1 capital pursuant to Section 10 (6) and (6a) KWG	(4,703)	(6,231)

Core Tier 1 capital	36,313	29,972

Additional Tier 1 capital

Noncumulative trust preferred securities[1]	12,734	12,593

Additional Tier 1 capital	12,734	12,593

Total Tier 1 capital pursuant to Section 10 (2a) KWG	49,047	42,565

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	70	224
Profit participation rights	1,150	1,151
Cumulative preferred securities	294	299
Qualified subordinated liabilities	9,368	10,680
Items to be partly deducted from Tier 2 capital pursuant to Section 10 (6) and (6a) KWG	(4,703)	(6,231)

Total Tier 2 capital pursuant to Section 10 (2b) KWG	6,179	6,123

[1]	Included € 20 million silent participations as of December 31, 2011 and 2010.

Deutsche Bank	Additional Notes	F- 154
Annual Report 2011 on Form 20-F	37 – Regulatory Capital

The following table reconciles shareholders’ equity according to IFRS to Tier 1 capital pursuant to Basel 2.5 respectively Basel 2, excluding transitional items pursuant to section 64h (3) German Banking Act.

in € m.	Dec 31, 2011 Basel 2.5	Dec 31, 2010 Basel 2
Total shareholders’ equity	53,390	48,819

Reversal of net (gains) losses not recognized in the income statement excluding foreign currency translation	847	298
Less accrued future dividend	(697)	(697)

Active book equity	53,540	48,420

Goodwill and intangible assets	(15,802)	(15,594)
Noncontrolling interest	1,270	1,549
Other (consolidation and regulatory adjustments)	2,008	1,828
Noncumulative trust preferred securities [1]	12,734	12,593
Items to be partly deducted from Tier 1 capital	(4,703)	(6,231)

Tier 1 capital	49,047	42,565

[1]	Included € 20 million silent participations as of December 31, 2011 and as of December 31, 2010.

Basel 2.5 requires, in the same way as already Basel 2, the deduction of goodwill from Tier 1 capital. However, for a transitional period the partial inclusion of certain goodwill components in Tier 1 capital is allowed pursuant to German Banking Act Section 64h (3). While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.

As of December 31, 2011, the transitional item amounted to € 319 million compared to € 390 million as of December 31, 2010. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s Tier 1 and total capital ratios reported to the German regulatory authorities including this item were 12.9 % and 14.6%, respectively, on December 31, 2011 compared to 12.4 % and 14.2%, respectively, on December 31, 2010.

Failure to meet minimum capital requirements can result in orders to suspend or reduce dividend payments or other profit distributions on regulatory capital and discretionary actions by the BaFin that, if undertaken, could have a direct material effect on the Group’s businesses. The Group complied with the regulatory capital adequacy requirements in 2011.

Deutsche Bank	Additional Notes	F- 155
Annual Report 2011 on Form 20-F	38 – Related Party Transactions

38 –

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

—	subsidiaries, joint ventures and associates and their respective subsidiaries, and
—	post-employment benefit plans for the benefit of Deutsche Bank employees.

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

The following table presents the compensation expense of key management personnel.

in € m.	2011	2010		2009
Short-term employee benefits	14	23		22

Post-employment benefits	3	3		3

Other long-term benefits	6	3		–

Termination benefits	–	2		–

Share-based payment	5	11	[1]	7

Total	28	42		32

[1]	Prior year amount adjusted for expense of € 5 million in respect of Equity Upfront Awards granted to the members of the Management Board for 2010 financial year.

The above mentioned table does not contain compensation that employee representatives and former board members on the Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted up to € 2 million as of December 31, 2011, € 2 million as of December 31, 2010 and € 3 million as of December 31, 2009.

Among the Group’s transactions with key management personnel as of December 31, 2011 were loans and commitments of € 11 million and deposits of € 9 million.

Deutsche Bank	Additional Notes	F- 156
Annual Report 2011 on Form 20-F	38 – Related Party Transactions

In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

During 2010 and up to the first quarter of 2011, a member of key management personnel received payments from a Group company. At the time the contractual arrangement was closed the payor company was not included in the Group of consolidated companies.

Transactions with Subsidiaries, Joint Ventures and Associates

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures also qualify as related party transactions. Pursuant to a revised version of IAS 24, “Related Party Disclosures” (“IAS 24 R”) the definition of a related party has been amended, in part, to clarify that an associate includes subsidiaries of an associate and a joint venture includes subsidiaries of the joint ventures. IAS 24 R was applied retrospectively for 2010.

Loans

in € m.	2011	2010[1]
Loans outstanding, beginning of year	4,329	1,002

Loans issued during the year	1,211[2]	3,585[3]
Loan repayment during the year	307	148
Changes in the group of consolidated companies	(13)	(126)
Exchange rate changes/other	(62)	16

Loans outstanding, end of year[4]	5,158	4,329

Other credit risk related transactions:

Allowance for loan losses	53	32

Provision for loan losses	22	26

Guarantees and commitments	262	255

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.
[2]	The increase in loans issued during 2011 is mainly related to the restructuring of a loan transaction.
[3]

The increase in loans issued during 2010 is mainly related to the restructuring of a loan transaction. Related interest income earned amounted to € 230 million during 2011 and € 24 million during 2010 since the restructuring in the fourth quarter 2010.

[4]	Loans past due were nil as of December 31, 2011 and 2010. For the above loans the Group held collateral of € 963 million and € 299 million as of December 31, 2011 and December 31, 2010, respectively.

Deposits

in € m.	2011	2010[1]
Deposits outstanding, beginning of year	220	369

Deposits received during the year	258	162

Deposits repaid during the year	190	220

Changes in the group of consolidated companies	(41)	(93)

Exchange rate changes/other	0	2

Deposits outstanding, end of year[2]	247	220

[1]	Prior year numbers were adjusted as a result of the adoption of IAS 24 R.
[2]	The deposits are unsecured.

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 221 million as of December 31, 2011 and € 149 million as of December 31, 2010. Trading liabilities and negative market values from derivative financial transactions with associated companies amounted to € 19 million as of December 31, 2011 and € 15 million as of December 31, 2010.

Deutsche Bank	Additional Notes	F- 157
Annual Report 2011 on Form 20-F	38 – Related Party Transactions

Other transactions with related parties also reflected the following:

Xchanging etb GmbH: The Group holds a stake of 49 % in Xchanging etb GmbH and accounts for it under the equity method. Xchanging etb GmbH is the holding company of Xchanging Transaction Bank GmbH (“XTB”). Two of the five executive directors of Xchanging etb GmbH and two members of the supervisory board of XTB are employees of the Group. The Group’s arrangements with Xchanging includes two outsourcing agreements with XTB. The first agreement relates to the provision of security settlement services with a contractual maturity until May 2016. The second agreement relates to the service relationship between XTB and Sal. Oppenheim with a contractual maturity until December 2014. The outsourcing arrangements are aimed at reducing costs without compromising service quality. In 2011 and 2010, the Group received services from XTB with a volume of € 104 million and € 113 million, respectively. In 2011 and 2010, the Group provided supply services (e.g., IT and real estate-related services) with volumes of € 20 million, respectively, to XTB.

Hua Xia Bank: The Group holds a stake of 19.99% in Hua Xia Bank and has accounted for this associate under the equity method since February 11, 2011. Further details are included in Note 17 “Equity Method Investments”. In 2006, Deutsche Bank and Hua Xia Bank jointly established a credit card business cooperation as one of the major pillars of their strategic partnership. The cooperation targets the establishment of a future-oriented credit card business in China comprising the international know-how of the Group in the credit card business and local expertise of Hua Xia Bank. In 2011 a provision of € 50 million has been recognized for the cooperation. This provision captures the Group’s estimated obligation from the cooperation as of December 31, 2011 should the agreement not be extended beyond the current termination date of May 2013.

Transactions with Pension Plans

Under IFRS, certain post-employment benefit plans are considered as related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services. The Group’s pension funds may hold or trade Deutsche Bank shares or securities. A summary of transactions with related party pension plans follows.

in € m.	2011	2010
Deutsche Bank securities held in plan assets:

Equity shares	4	–

Bonds	–	16

Other securities	244	83

Total	248	99

Property occupied by/other assets used by Deutsche Bank	0	–

Derivatives: Market value for which Deutsche Bank (or subsidiary) is a counterparty	473	(2)

Derivatives: Notional amount for which Deutsche Bank (or subsidiary) is a counterparty	14,244	14,966

Fees paid from Fund to any Deutsche Bank asset manager(s)	24	24

Deutsche Bank	Additional Notes	F- 158
Annual Report 2011 on Form 20-F	39 – Information on Subsidiaries

39 –

Information on Subsidiaries

Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.

Significant Subsidiaries

The following table presents the significant subsidiaries Deutsche Bank AG owns, directly or indirectly as of December 31, 2011.

Subsidiary	Place of Incorporation
Taunus Corporation[1]	Delaware, United States
Deutsche Bank Trust Company Americas[2]	New York, United States
Deutsche Bank Securities Inc.[3]	Delaware, United States

Deutsche Bank Luxembourg S.A.[4]	Luxembourg

Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft[5]	Frankfurt am Main, Germany

DB Finanz-Holding GmbH[6]	Frankfurt am Main, Germany
DB Valoren S.à.r.l.[7]	Luxembourg
DB Equity S.à.r.l.[8]	Luxembourg
Deutsche Postbank AG9	Bonn, Germany

[1]

This company is a holding company for most of the Group’s subsidiaries in the United States. Effective February 1, 2012, Taunus Corporation is no longer a holding company for Deutsche Bank Trust Company Americas, and Deutsche Bank Trust Corp. has become the top-level U.S. holding company through which Deutsche Bank Trust Company Americas is held.

[2]

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

[4]

The primary business of this company comprises treasury and markets activities, especially as a major supplier of euro liquidity for Deutsche Bank Group. Further business activities are the international loan business, where the bank acts as lending office for continental Europe and as risk hub for the loan exposure management group, and private banking.

[5]	The company serves private individuals, affluent clients and small business clients with banking products.
[6]	The company holds the majority stake in Deutsche Postbank AG.
[7]	This company is a holding company for Deutsche Bank subgroups in Australia, New Zealand, and Singapore. It is also the holding company for DB Equity S.à.r.l.
[8]	The company holds a part of the stake in Deutsche Postbank AG.
[9]	The business activities of this company and its subsidiaries comprise retail banking, business with corporate customers, capital markets activities as well as home savings loans.

The Group owns 100 % of the equity and voting interests in these subsidiaries, except for Deutsche Postbank AG, of which the Group owns shares representing 53.14 % of the equity and voting rights as of December 31, 2011, and, taking into account certain financial instruments held by us, a total equity interest of 80.56%. Exercise of the aforementioned financial instruments in the first quarter 2012 resulted in an increase of direct ownership in Postbank (further detail is included in Note 04 “Acquisitions and Dispositions”). These subsidiaries prepare financial statements as of December 31, 2011 and are included in the Group’s consolidated financial statements. Their principal countries of operation are the same as their countries of incorporation.

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

Deutsche Bank	Additional Notes	F- 159
Annual Report 2011 on Form 20-F	40 – Insurance and Investment Contracts

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

Investees where the Group owns more than half of the Voting Rights

The Group owns directly or indirectly more than half of the voting rights of investees but does not have control over these investees when

—	another investor has the power over more than half of the voting rights by virtue of an agreement with the Group, or
—	another investor has the power to govern the financial and operating policies of the investee under a statute or an agreement, or
—	another investor has the power to appoint or remove the majority of the members of the board of directors or equivalent governing body and the investee is controlled by that board or body, or when
—	another investor has the power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

40 –

Insurance and Investment Contracts

Liabilities arising from Insurance and Investment Contracts

	Dec 31, 2011			Dec 31, 2010
in € m.	Gross	Reinsurance	Net	Gross	Reinsurance	Net
Insurance contracts	4,706	(163)	4,543	4,899	(158)	4,741

Investment contracts	7,426	–	7,426	7,898	–	7,898

Total	12,132	(163)	11,969	12,797	(158)	12,639

Generally, amounts relating to reinsurance contracts are reported gross unless they have an immaterial impact on their respective balance sheet line items.

Carrying Amount

The following table presents an analysis of the change in insurance and investment contracts liabilities.

	2011		2010
in € m.	Insurance contracts	Investment contracts	Insurance contracts	Investment contracts
Balance, beginning of year	4,899	7,898	4,613	7,278

New business	231	150	257	153
Claims/withdrawals paid	(490)	(562)	(463)	(609)
Other changes in existing business	(85)	(284)	331	843
Exchange rate changes	151	224	161	233

Balance, end of year	4,706	7,426	4,899	7,898

Other changes in existing business for the investment contracts of € (284) million and € 843 million are principally attributable to changes in the underlying assets’ fair value for the years ended December 31, 2011 and 2010, respectively.

Deutsche Bank	Additional Notes	F- 160
Annual Report 2011 on Form 20-F	40 – Insurance and Investment Contracts

As of December 31, 2011 the Group had insurance contract liabilities of € 4,706 million. Of this, € 2,273 million represents traditional annuities in payment, € 1,974 million universal life contracts and € 459 million unit linked pension contracts with guaranteed annuity rates. Guaranteed annuity rates give the policyholder the option, on retirement, to take up a traditional annuity at a rate that was fixed at the inception of the policy. The liability of € 459 million for unit linked pension contracts with guaranteed annuity rates is made up of the unit linked liability of € 323 million and a best estimate reserve of € 136 million for the guaranteed annuity rates. The latter is calculated using the differential between the fixed and best estimate rate, the size of the unit linked liability and an assumption on take up rate.

As of December 31, 2010 the Group had insurance contract liabilities of € 4,899 million. Of this, € 2,113 million represents traditional annuities in payment, € 2,311 million universal life contracts and € 475 million unit linked pension contracts with guaranteed annuity rates (made up of a unit linked liability of € 370 million and a best estimate reserve of € 105 million for the guaranteed annuity rates).

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

The assumptions are set out below:

Interest Rates

Interest rates are used that reflect a best estimate of future investment returns taking into account the nature and terms of the assets used to support the liabilities. Suitable margins for default risk are allowed for in the assumed interest rate.

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

Other Assumptions

The take-up rate of guaranteed annuity rate options on pension business is assumed to be 66 % for the year ended December 31, 2011 and 64 % for the year ended December 31, 2010.

Key Assumptions impacting Value of Business Acquired (VOBA)

The opening VOBA arising on the purchase of Abbey Life Assurance Company Limited was determined by capitalizing the present value of the future cash flows of the business over the reported liability at the date of

Deutsche Bank	Additional Notes	F- 161
Annual Report 2011 on Form 20-F	40 – Insurance and Investment Contracts

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

	Impact on profit before tax		Impact on equity
in € m.	2011	2010	2011	2010
Variable:

Mortality (worsening by ten percent)[1]	(12)	(12)	(9)	(9)

Renewal expense (ten percent increase)	(3)	(2)	(2)	(1)

Interest rate (one percent increase)	17	14	(116)	(112)

[1]	The impact of mortality assumes a ten percent decrease in annuitant mortality and a ten percent increase in mortality for other business.

For certain insurance contracts, the underlying valuation basis contains a Provision for Adverse Deviations (“PADs”). For these contracts, any worsening of expected future experience would not change the level of reserves held until all the PADs have been eroded while any improvement in experience would not result in an increase to these reserves. Therefore, in the sensitivity analysis, if the variable change represents a worsening of experience, the impact shown represents the excess of the best estimate liability over the PADs held at the balance sheet date. As a result, the figures disclosed in this table should not be used to imply the impact of a different level of change and it should not be assumed that the impact would be the same if the change occurred at a different point in time.

Deutsche Bank	Additional Notes	F- 162
Annual Report 2011 on Form 20-F	41 – Current and Non-Current Assets and Liabilities

41 –

Current and Non-Current Assets and Liabilities

The following tables present an analysis of each asset and liability line item by amounts recovered or settled within or after one year as of December 31, 2011 and 2010.

Asset items as of December 31, 2011 are as follows.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2011
Cash and due from banks	15,928	–	15,928

Interest-earning deposits with banks	160,834	1,166	162,000

Central bank funds sold and securities purchased under resale agreements	25,297	476	25,773

Securities borrowed	31,310	27	31,337

Financial assets at fair value through profit or loss	1,252,616	28,183	1,280,799

Financial assets available for sale	7,511	37,770	45,281

Equity method investments	–	3,759	3,759

Loans	133,236	279,278	412,514

Property and equipment	–	5,509	5,509

Goodwill and other intangible assets	–	15,802	15,802

Other assets	144,102	10,692	154,794

Assets for current tax	1,646	224	1,870

Total assets before deferred tax assets	1,772,480	382,886	2,155,366

Deferred tax assets			8,737

Total assets			2,164,103

Liability items as of December 31, 2011 are as follows.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2011
Deposits	568,628	33,102	601,730

Central bank funds purchased and securities sold under repurchase agreements	35,292	19	35,311

Securities loaned	7,638	451	8,089

Financial liabilities at fair value through profit or loss	1,010,015	18,432	1,028,447

Other short-term borrowings	65,356	–	65,356

Other liabilities	179,294	8,522	187,816

Provisions	2,621	–	2,621

Liabilities for current tax	1,381	1,143	2,524

Long-term debt	30,317	133,099	163,416

Trust preferred securities	2,600	9,744	12,344

Total liabilities before deferred tax liabilities	1,903,142	204,512	2,107,654

Deferred tax liabilities			1,789

Total liabilities			2,109,443

Deutsche Bank	Additional Notes	F- 163
Annual Report 2011 on Form 20-F	41 – Current and Non-Current Assets and Liabilities

Asset items as of December 31, 2010, are as follows.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Cash and due from banks	17,157	–	17,157

Interest-earning deposits with banks	91,471	906	92,377

Central bank funds sold and securities purchased under resale agreements	19,923	442	20,365

Securities borrowed	28,916	–	28,916

Financial assets at fair value through profit or loss	1,069,579	31,418	1,100,997

Financial assets available for sale	7,859	46,407	54,266

Equity method investments	–	2,608	2,608

Loans	128,157	279,572	407,729

Property and equipment	–	5,802	5,802

Goodwill and other intangible assets	–	15,594	15,594

Other assets	137,751	11,478	149,229

Assets for current tax	2,048	201	2,249

Total assets before deferred tax assets	1,502,861	394,428	1,897,289

Deferred tax assets			8,341

Total assets			1,905,630

Liability items as of December 31, 2010, are as follows.

	Amounts recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2010
Deposits[1]	494,719	39,265	533,984

Central bank funds purchased and securities sold under repurchase agreements	26,314	1,608	27,922

Securities loaned	3,078	198	3,276

Financial liabilities at fair value through profit or loss[2]	833,666	20,440	854,106

Other short-term borrowings	64,990	–	64,990

Other liabilities	169,192	12,635	181,827

Provisions	2,204	–	2,204

Liabilities for current tax	960	1,776	2,736

Long-term debt	28,870	140,790	169,660

Trust preferred securities	1,334	10,916	12,250

Total liabilities before deferred tax liabilities	1,625,327	227,628	1,852,955

Deferred tax liabilities			2,307

Total liabilities			1,855,262

[1]

The maturity split for building saving deposits included in interest bearing deposits was adjusted to reflect the earliest contractual maturity or first call. Previously the maturity split was based on expected maturities.

[2]

The initial acquisition accounting for ABN AMRO, which was finalized at March 31, 2011 resulted in a retrospective reduction of € 24 million in the acquisition date fair value of net assets acquired. For more information please refer to Note 04 “Acquisitions and Dispositions”.

Deutsche Bank	Additional Notes	F- 164
Annual Report 2011 on Form 20-F	43 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements

42 –

Events after the Reporting Date

On February 27, 2012, Deutsche Bank has exchanged the Mandatory Exchangeable Bond (MEB) in 60 million Postbank shares (27.4%) and on February 28, 2012, Deutsche Post AG has exercised its option to put 26.4 million shares (12.1%). As a result, Deutsche Bank owns an additional 86.4 million Postbank shares (39.5%), leading to a total Postbank holding of 204.9 million shares (93.7%). The settlement of MEB and put option has no impact on Deutsche Bank’s regulatory capital and liquidity position. See Note 04 “Acquisitions and Dispositions” for further details.

On February 28, 2012, Deutsche Bank announced that it is in exclusive negotiations with Guggenheim Partners on the sale of its Asset Management businesses that are subject to a previously-announced strategic review. The businesses include DWS Americas, the Americas mutual fund business; DB Advisors, the global institutional asset management business; Deutsche Insurance Asset Management, the global insurance asset management business; and RREEF, the global alternative asset management business. These negotiations are not yet finalized and we cannot reliably assess the financial effects of a potential sale.

43 –

Condensed Deutsche Bank AG (Parent Company only) Financial Statements

Condensed Statement of Income

in € m.	2011	2010	2009
Interest income, excluding dividends from subsidiaries	16,109	15,421	16,732

Dividends received from subsidiaries:

Bank subsidiaries	485	302	456
Nonbank subsidiaries	1,719	1,941	1,772

Interest expense	12,051	10,432	13,008

Net interest and dividend income	6,262	7,232	5,952

Provision for credit losses	404	395	2,390

Net interest and dividend income after provision for credit losses	5,858	6,837	3,562

Noninterest income:

Commissions and fee income	3,471	3,528	3,358
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,264	3,278	3,842
Other income (loss)[1]	(1,619)	(570)	(753)

Total noninterest income	7,116	6,236	6,447

Noninterest expenses:

Compensation and benefits	5,336	5,954	5,553
General and administrative expenses	4,931	4,660	4,126
Services provided by (to) affiliates, net	(31)	(120)	81

Total noninterest expenses	10,236	10,494	9,760

Income (loss) before income taxes	2,738	2,579	249

Income tax expense (benefit)	937	592	(932)

Net income (loss) attributable to Deutsche Bank shareholders	1,801	1,987	1,181

[1]	Includes net gains (losses) on financial assets available for sale and impairments/write-ups on investments in subsidiaries.

Deutsche Bank	Additional Notes	F- 165
Annual Report 2011 on Form 20-F	43 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements

Condensed Balance Sheet

in € m.	Dec 31, 2011	Dec 31, 2010
Assets:

Cash and due from banks:
Bank subsidiaries	470	125
Other	8,456	8,831

Interest-earning deposits with banks:
Bank subsidiaries	88,200	79,677
Other	128,211	66,421

Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	5,802	552
Nonbank subsidiaries	50,714	71,498
Other	19,382	15,755

Financial assets at fair value through profit or loss:
Bank subsidiaries	16,750	16,268
Nonbank subsidiaries	26,023	31,122
Other	1,073,375	890,838

Financial assets available for sale	9,245	11,044

Investments in associates	1,314	1,464

Investment in subsidiaries:
Bank subsidiaries	15,056	16,072
Nonbank subsidiaries	32,432	33,175

Loans:

Bank subsidiaries	15,391	14,931
Nonbank subsidiaries	87,105	83,313
Other	119,308	111,426

Other assets:
Bank subsidiaries	3,811	2,683
Nonbank subsidiaries	22,679	26,710
Other	115,738	100,067

Total assets	1,839,462	1,581,972

Liabilities and shareholders’ equity:

Deposits:
Bank subsidiaries	126,857	107,619
Nonbank subsidiaries	65,792	60,889
Other	292,470	243,971

Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	6,619	1,671
Nonbank subsidiaries	26,883	20,538
Other	7,451	7,238

Financial liabilities at fair value through profit or loss:
Bank subsidiaries	13,756	17,434
Nonbank subsidiaries	16,632	25,590
Other	907,959	725,928

Other short-term borrowings:
Bank subsidiaries	1,483	464
Nonbank subsidiaries	1,224	116
Other	22,906	27,320

Other liabilities:
Bank subsidiaries	2,859	2,200
Nonbank subsidiaries	35,165	43,229
Other	129,474	111,448

Long-term debt	142,614	148,872

Total liabilities	1,800,144	1,544,527

Total shareholders’ equity	39,318	37,445

Total liabilities and shareholders’ equity	1,839,462	1,581,972

Deutsche Bank	Additional Notes	F- 166
Annual Report 2011 on Form 20-F	43 – Condensed Deutsche Bank AG (Parent Company only) Financial Statements

Condensed Statement of Cash Flows

in € m.	2011	2010	2009
Net cash provided by (used in) operating activities	17,304	19,151	(1,822)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	5,007	4,901	4,359
Maturities of financial assets available for sale	1,617	1,724	6,499
Sale of investments in associates	52	144	168
Sale of property and equipment	38	51	10

Purchase of:
Financial assets available for sale	(7,228)	(5,882)	(6,891)
Investments in associates	(7)	(54)	(291)
Property and equipment	(359)	(571)	(424)
Net change in investments in subsidiaries	(426)	(6,246)	(2,189)
Other, net	(418)	(304)	(137)

Net cash provided by (used in) investing activities	(1,724)	(6,237)	1,104

Cash flows from financing activities:

Issuances of subordinated long-term debt	10	1,246	1,677
Repayments and extinguishments of subordinated long-term debt	(283)	(88)	(1,044)
Capital increase	–	10,060	–
Purchases of treasury shares	(13,123)	(14,369)	(19,189)
Sale of treasury shares	11,595	12,709	18,070
Cash dividends paid	(691)	(465)	(309)

Net cash provided by (used in) financing activities	(2,492)	9,093	(795)

Net effect of exchange rate changes on cash and cash equivalents	(207)	502	365
Net increase (decrease) in cash and cash equivalents	12,881	22,509	(1,148)
Cash and cash equivalents at beginning of period	81,624	59,115	60,263
Cash and cash equivalents at end of period	94,505	81,624	59,115

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	432	(93)	(1,082)

Interest paid	12,272	10,439	14,295

Interest and dividends received	16,652	17,691	21,017

Cash and cash equivalents comprise

Cash and due from banks	8,926	8,956	6,069

Demand deposits with banks	85,579	72,668	53,046

Total	94,505	81,624	59,115

Deutsche Bank	Additional Notes	F- 167
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

The following table presents the Parent Company’s long-term debt by remaining maturities.

By remaining maturities	Due in 2012	Due in 2013	Due in 2014	Due in 2015	Due in 2016	Due after 2016	Total Dec 31, 2011	Total Dec 31, 2010
in € m.

Senior debt:

Bonds and notes:
Fixed rate	12,921	7,457	7,066	10,244	9,207	27,023	73,918	80,147
Floating rate	11,902	10,860	4,643	3,460	2,695	15,542	49,102	49,230

Subordinated debt

Bonds and notes:
Fixed rate	3,360	1,173	399	1,600	–	8,081	14,613	14,981
Floating rate	3,372	1,055	206	83	–	265	4,981	4,514

Total long-term debt	31,555	20,545	12,314	15,387	11,902	50,911	142,614	148,872

44 – Condensed Consolidating Financial Information

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

Condensed Consolidating Statement of Income 2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,313	506	31,367	(15,308)	34,878
Interest expense	12,051	98	16,433	(11,149)	17,433

Net interest and dividend income	6,262	408	14,934	(4,159)	17,445

Provision for credit losses	404	10	1,551	(126)	1,839

Net interest and dividend income after provision for credit losses	5,858	398	13,383	(4,033)	15,606

Noninterest income:
Commissions and fee income	3,471	718	7,355	–	11,544
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,264	(101)	(1,704)	(401)	3,058
Net gains (losses) on financial assets available for sale	(92)	37	(133)	311	123
Other income (loss)	(1,527)	(34)	1,635	984	1,058

Total noninterest income	7,116	620	7,153	894	15,783

Noninterest expenses:
Compensation and benefits	5,336	374	7,425	–	13,135
Other expenses	4,900	186	8,281	(503)	12,864

Total noninterest expenses	10,236	560	15,706	(503)	25,999

Income (loss) before income taxes	2,738	458	4,830	(2,636)	5,390

Income tax expense (benefit)	937	40	217	(130)	1,064

Net income (loss)	1,801	418	4,613	(2,506)	4,326

Net income (loss) attributable to noncontrolling interests	–	2	(2)	194	194

Net income (loss) attributable to Deutsche Bank shareholders	1,801	416	4,615	(2,700)	4,132

Deutsche Bank	Additional Notes	F- 168
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

2010 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	17,664	627	23,571	(13,083)	28,779
Interest expense	10,432	125	12,559	(9,920)	13,196

Net interest and dividend income	7,232	502	11,012	(3,163)	15,583

Provision for credit losses	395	58	992	(171)	1,274

Net interest and dividend income after provision for credit losses	6,837	444	10,020	(2,992)	14,309

Noninterest income:
Commissions and fee income	3,528	725	6,416	–	10,669
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	3,278	(211)	(712)	999	3,354
Net gains (losses) on financial assets available for sale	11	(2)	41	151	201
Other income (loss)	(581)	18	(1,133)	456	(1,240)

Total noninterest income	6,236	530	4,612	1,606	12,984

Noninterest expenses:
Compensation and benefits	5,954	450	6,267	–	12,671
Other expenses	4,540	238	6,522	(653)	10,647

Total noninterest expenses	10,494	688	12,789	(653)	23,318

Income (loss) before income taxes	2,579	286	1,843	(733)	3,975

Income tax expense (benefit)	592	(59)	525	587	1,645

Net income (loss)	1,987	345	1,318	(1,320)	2,330

Net income (loss) attributable to noncontrolling interests	–	2	(2)	20	20

Net income (loss) attributable to Deutsche Bank shareholders	1,987	343	1,320	(1,340)	2,310

2009 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Net interest income:
Interest income, including dividends from subsidiaries	18,960	733	24,744	(17,484)	26,953
Interest expense	13,008	274	14,194	(12,982)	14,494

Net interest and dividend income	5,952	459	10,550	(4,502)	12,459

Provision for credit losses	2,390	158	1,012	(930)	2,630

Net interest and dividend income after provision for credit losses	3,562	301	9,538	(3,572)	9,829

Noninterest income:
Commissions and fee income	3,358	582	4,971	–	8,911
Net gains (losses) in financial assets/liabilities at fair value through profit or loss	3,842	(25)	3,447	(155)	7,109
Net gains (losses) on financial assets available for sale	(219)	2	(334)	148	(403)
Other income (loss)	(534)	30	(83)	463	(124)

Total noninterest income	6,447	589	8,001	456	15,493

Noninterest expenses:
Compensation and benefits	5,553	429	5,328	–	11,310
Other expenses	4,207	225	4,990	(612)	8,810

Total noninterest expenses	9,760	654	10,318	(612)	20,120

Income (loss) before income taxes	249	236	7,221	(2,504)	5,202

Income tax expense (benefit)	(932)	132	1,039	5	244

Net income (loss)	1,181	104	6,182	(2,509)	4,958

Net income (loss) attributable to noncontrolling interests	–	2	(2)	(15)	(15)

Net income (loss) attributable to Deutsche Bank shareholders	1,181	102	6,184	(2,494)	4,973

Deutsche Bank	Additional Notes	F- 169
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

Condensed Consolidating Balance Sheet Dec 31, 2011 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	8,926	135	11,429	(4,562)	15,928
Interest-earning deposits with banks	216,411	17,488	234,888	(306,787)	162,000
Central bank funds sold, securities purchased under resale agreements, securities borrowed	75,898	21	80,353	(99,162)	57,110
Financial assets at fair value through profit or loss	1,116,148	3,343	230,771	(69,463)	1,280,799
Financial assets available for sale	9,245	1,155	64,330	(29,449)	45,281
Investments in associates/equity method investments	1,314	–	2,220	225	3,759
Loans	221,804	27,348	355,692	(192,330)	412,514
Other assets	189,716	2,877	156,525	(162,406)	186,712

Total assets	1,839,462	52,367	1,136,208	(863,934)	2,164,103

Liabilities:

Deposits	485,119	23,708	410,402	(317,499)	601,730
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	40,953	2,813	98,830	(99,196)	43,400
Financial liabilities at fair value through profit or loss	938,347	622	154,459	(64,981)	1,028,447
Other short-term borrowings	25,613	19,901	116,041	(96,199)	65,356
Other liabilities	167,498	2,227	111,897	(86,872)	194,750
Long-term debt	142,614	235	144,782	(124,215)	163,416
Trust preferred securities	–	–	12,856	(512)	12,344

Total liabilities	1,800,144	49,506	1,049,267	(789,474)	2,109,443

Total shareholders’ equity	39,318	2,731	86,355	(75,014)	53,390

Noncontrolling interests	–	130	586	554	1,270

Total equity	39,318	2,861	86,941	(74,460)	54,660

Total liabilities and equity	1,839,462	52,367	1,136,208	(863,934)	2,164,103

Dec 31, 2010 in € m.	Parent	DBTC	Other sub- sidiaries	Consolidating entries	Deutsche Bank AG consolidated
Assets:

Cash and due from banks	8,956	228	11,967	(3,994)	17,157
Interest-earning deposits with banks	146,098	14,670	209,485	(277,876)	92,377
Central bank funds sold, securities purchased under resale agreements, securities borrowed	87,805	2,305	61,269	(102,098)	49,281
Financial assets at fair value through profit or loss	938,228	3,787	268,969	(109,987)	1,100,997
Financial assets available for sale	11,044	1,706	74,431	(32,915)	54,266
Investments in associates/equity method investments	1,464	–	1,161	(17)	2,608
Loans	209,670	23,781	375,573	(201,295)	407,729
Other assets	178,707	2,463	169,914	(169,869)	181,215

Total assets	1,581,972	48,940	1,172,769	(898,051)	1,905,630

Liabilities:

Deposits	412,479	18,301	386,886	(283,682)	533,984
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	29,447	4,801	99,017	(102,067)	31,198
Financial liabilities at fair value through profit or loss	768,952	530	185,940	(101,316)	854,106
Other short-term borrowings	27,900	18,699	113,713	(95,322)	64,990
Other liabilities	156,877	2,221	121,452	(91,476)	189,074
Long-term debt	148,872	1,013	166,180	(146,405)	169,660
Trust preferred securities	–	–	12,816	(566)	12,250

Total liabilities	1,544,527	45,565	1,086,004	(820,834)	1,855,262

Total shareholders’ equity	37,445	2,632	85,725	(76,983)	48,819

Noncontrolling interests	–	743	1,040	(234)	1,549

Total equity	37,445	3,375	86,765	(77,217)	50,368

Total liabilities and equity	1,581,972	48,940	1,172,769	(898,051)	1,905,630

Deutsche Bank	Additional Notes	F- 170
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

Condensed Consolidating Statement of Cash Flows 2011 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	17,304	5,499	(15,001)		7,802

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	5,007	66	16,875		21,948
Maturities of financial assets available for sale	1,617	1,691	7,327		10,635
Sale of investments in associates/equity method investments	52	–	284		336
Sale of property and equipment	38	–	63		101

Purchase of:
Financial assets available for sale	(7,228)	(1,154)	(11,224)		(19,606)
Investments in associates/equity method investments	(7)	–	(595)		(602)
Property and equipment	(359)	(50)	(385)		(794)

Net cash received for business combinations/divestitures	–	–	348		348

Other, net	(844)	(21)	414		(451)

Net cash provided by (used in) investing activities	(1,724)	532	13,107		11,915

Cash flows from financing activities:

Issuances of subordinated long-term debt	10	8	58		76

Repayments and extinguishments of subordinated long-term debt	(283)	(133)	(299)		(715)

Issuances of trust preferred securities	–	–	37		37

Repayments and extinguishments of trust preferred securities	–	–	(45)		(45)

Capital increase	–	–	–		–

Purchases of treasury shares	(13,123)	–	(658)		(13,781)

Sale of treasury shares	11,595	–	634		12,229

Cash dividends paid	(691)	–	–		(691)

Other, net	–	(634)	364		(270)

Net cash provided by (used in) financing activities	(2,492)	(759)	91		(3,160)

Net effect of exchange rate changes on cash and cash equivalents	(207)	313	(1,070)		(964)

Net increase (decrease) in cash and cash equivalents	12,881	5,585	(2,873)		15,593

Cash and cash equivalents at beginning of period	81,624	11,770	(27,041)		66,353

Cash and cash equivalents at end of period	94,505	17,355	(29,914)		81,946

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	432	96	799		1,327

Interest paid	12,272	104	5,367		17,743

Interest and dividends received	16,652	548	18,016		35,216

Cash and cash equivalents comprise

Cash and due from banks	8,926	135	6,867		15,928

Demand deposits with banks	85,579	17,220	(36,781)		66,018

Total	94,505	17,355	(29,914)		81,946

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	Additional Notes	F- 171
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

2010 in € m.	Parent	DBTC	Other subsidiaries[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	19,151	(1,056)	(21,771)	(3,676)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,901	108	5,643	10,652
Maturities of financial assets available for sale	1,724	914	1,543	4,181
Sale of investments in associates/equity method investments	144	–	106	250
Sale of property and equipment	51	14	43	108

Purchase of:
Financial assets available for sale	(5,882)	(1,549)	(6,656)	(14,087)
Investments in associates/equity method investments	(54)	–	(91)	(145)
Property and equipment	(571)	(62)	(240)	(873)

Net cash paid for business combinations/divestitures	–	–	8,580	8,580

Other, net	(6,550)	(21)	5,382	(1,189)

Net cash provided by (used in) investing activities	(6,237)	(596)	14,310	7,477

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,246	–	95	1,341

Repayments and extinguishments of subordinated long-term debt	(88)	(418)	277	(229)

Issuances of trust preferred securities	–	–	90	90

Repayments and extinguishments of trust preferred securities	–	–	(51)	(51)

Capital increase	10,060	–	–	10,060

Purchases of treasury shares	(14,369)	–	(997)	(15,366)

Sale of treasury shares	12,709	–	810	13,519

Cash dividends paid	(465)	–	–	(465)

Other, net	–	(28)	221	193

Net cash provided by (used in) financing activities	9,093	(446)	445	9,092

Net effect of exchange rate changes on cash and cash equivalents	502	989	420	1,911

Net decrease in cash and cash equivalents	22,509	(1,109)	(6,596)	14,804

Cash and cash equivalents at beginning of period	59,115	12,879	(20,445)	51,549

Cash and cash equivalents at end of period	81,624	11,770	(27,041)	66,353

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(93)	139	738	784

Interest paid	10,439	128	3,173	13,740

Interest and dividends received	17,691	617	11,148	29,456

Cash and cash equivalents comprise

Cash and due from banks	8,956	229	7,972	17,157

Demand deposits with banks	72,668	11,541	(35,013)	49,196

Total	81,624	11,770	(27,041)	66,353

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	Additional Notes	F- 172
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

2009 in € m.	Parent	DBTC	Other subsidiaries	[1]	Deutsche Bank AG consolidated
Net cash provided by (used in) operating activities	(1,822)	(3,486)	(8,478)		(13,786)

Cash flows from investing activities:

Proceeds from:
Sale of financial assets available for sale	4,359	303	4,361		9,023
Maturities of financial assets available for sale	6,499	1,869	570		8,938
Sale of investments in associates/equity method investments	168	31	375		574
Sale of property and equipment	10	1	28		39

Purchase of:
Financial assets available for sale	(6,891)	(2,837)	(2,354)		(12,082)
Investments in associates/equity method investments	(291)	–	(3,439)		(3,730)
Property and equipment	(424)	(31)	(137)		(592)

Net cash paid for business combinations/divestitures	–	–	(20)		(20)

Other, net	(2,326)	(15)	592		(1,749)

Net cash provided by (used in) investing activities	1,104	(679)	(24)		401

Cash flows from financing activities:

Issuances of subordinated long-term debt	1,677	–	(1,220)		457

Repayments and extinguishments of subordinated long-term debt	(1,044)	–	(404)		(1,448)

Issuances of trust preferred securities	–	–	1,303		1,303

Repayments and extinguishments of trust preferred securities	–	–	–		–

Capital increase	–	–	–		–

Purchases of treasury shares	(19,189)	–	(49)		(19,238)

Sale of treasury shares	18,070	–	41		18,111

Cash dividends paid	(309)	–	–		(309)

Other, net	–	(17)	121		104

Net cash provided by (used in) financing activities	(795)	(17)	(208)		(1,020)

Net effect of exchange rate changes on cash and cash equivalents	365	(190)	515		690

Net increase (decrease) in cash and cash equivalents	(1,148)	(4,372)	(8,195)		(13,715)

Cash and cash equivalents at beginning of period	60,263	17,251	(12,250)		65,264

Cash and cash equivalents at end of period	59,115	12,879	(20,445)		51,549

Net cash provided by (used in) operating activities include

Income taxes paid (received), net	(1,082)	(28)	590		(520)

Interest paid	14,295	266	1,317		15,878

Interest and dividends received	21,017	761	6,433		28,211

Cash and cash equivalents comprise

Cash and due from banks	6,069	296	2,981		9,346

Demand deposits with banks	53,046	12,583	(23,426)		42,203

Total	59,115	12,879	(20,445)		51,549

[1]	This column includes amounts for other subsidiaries and intercompany cash flows.

Deutsche Bank	Additional Notes	F- 173
Annual Report 2011 on Form 20-F	44 – Condensed Consolidating Financial Information

Deutsche Bank AG has, via several subsidiaries, issued “trust preferred” securities that are listed on the New York Stock Exchange. In each such transaction, a Delaware statutory business trust (the “Trust”) issues trust preferred securities (the “Trust Preferred Securities”) in a public offering in the United States. All the proceeds from the sale of the Trust Preferred Securities are invested by the Trust in the Class B Preferred Securities (the “Class B Preferred Securities”) of a wholly-owned subsidiary of Deutsche Bank AG organized in the form of a limited liability company (the “LLC”). The LLC uses all the proceeds from the sale of the Class B Preferred Securities to the Trust to purchase a debt obligation from Deutsche Bank AG (the “Debt Obligation”). The distributions on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay distributions quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the Class B Preferred Securities generally cannot be redeemed until at least five or ten years after their issuance. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional subordinated guarantee of Deutsche Bank AG. These subordinated guarantees are general and unsecured obligations of Deutsche Bank AG and rank, both as to payment and in liquidation of Deutsche Bank AG, junior in priority of payment to all current and future indebtedness of Deutsche Bank AG and on parity in priority of payment with the most senior preference shares, if any, of Deutsche Bank AG. The Group treats the Class B Preferred Securities of the LLC as Tier 1 or Upper Tier 2 regulatory capital on a consolidated basis. In the following 2011 condensed consolidating balance sheet, a total of € 5.2 billion of the long-term debt of the Parent and Deutsche Bank AG Consolidated represents the Debt Obligations issued by Deutsche Bank AG to the LLC in these transactions.

Each such issuance of Trust Preferred Securities is described in the table below.

Trust	LLC	Issuance Date	Earliest Redemption Date	Parent Long-term Debt[1]
Deutsche Bank Capital Funding Trust VIII	Deutsche Bank Capital Funding LLC VIII	October 18, 2006	January 18, 2012	€ 464 million

Deutsche Bank Contingent Capital Trust II	Deutsche Bank Contingent Capital LLC II	May 23, 2007	May 23, 2017	€ 618 million

Deutsche Bank Capital Funding Trust IX	Deutsche Bank Capital Funding LLC IX	July 20, 2007	August 20, 2012	€ 889 million

Deutsche Bank Capital Funding Trust X	Deutsche Bank Capital Funding LLC X	November 15, 2007	December 15, 2012	€ 622 million

Deutsche Bank Contingent Capital Trust III	Deutsche Bank Contingent Capital LLC III	February 20, 2008	February 20, 2018	€ 1,527 million

Deutsche Bank Contingent Capital Trust V	Deutsche Bank Contingent Capital LLC V	May 9, 2008 [2]	June 30, 2018	€ 1,071 million

[1]	Amount of long-term debt of the Parent and Deutsche Bank AG Consolidated represented by the Debt Obligations issued by Deutsche Bank AG to the applicable LLC, as of December 31, 2011.
[2]	On March 30, 2010 Deutsche Bank AG additionally issued an amount of U.S. $120 million.

Deutsche Bank	F- 174
Annual Report 2011 on Form 20-F

(This page intentionally left blank)

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 1
Annual Report 2011 on Form 20-F

Supplemental Financial Information (Unaudited)

Industry Guide 3 Information

Amounts for 2011, 2010, 2009, 2008 and 2007 are prepared in accordance with IFRS, which is consistent with the Group’s Financial Statements.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 2
Annual Report 2011 on Form 20-F

Financial Condition

The following table presents the Group’s average balance sheet and net interest income for the periods specified. The average balances are calculated in general based upon month-end balances. The allocations of the assets and liabilities between German and Non-German offices are based on the location of the entity which carries the respective asset or liability. Categories of loans include impaired loans.

Average balance sheet and net interest income	2011			2010			2009
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Assets:

Interest-earning deposits with banks:
In German offices	29,807	330	1.11%	32,333	185	0.57%	24,111	175	0.73%
In Non-German offices	66,979	464	0.69%	40,886	506	1.24%	29,794	458	1.54%

Total interest-earning deposits with banks	96,786	794	0.82%	73,219	691	0.94%	53,905	633	1.17%

Central bank funds sold and securities purchased under resale agreements:
In German offices	25,556	317	1.24%	1,739	23	1.35%	638	13	2.03%
In Non-German offices	10,851	660	6.08%	11,517	423	3.67%	12,547	307	2.45%

Total central bank funds sold and securities purchased under resale agreements	36,407	977	2.68%	13,256	446	3.37%	13,185	320	2.43%

Securities borrowed:
In German offices	107	1	0.52%	52	0	0.06%	1,083	(58)	(5.37) %
In Non-German offices	34,804	154	0.44%	45,202	133	0.29%	37,049	125	0.34%

Total securities borrowed	34,911	155	0.44%	45,254	133	0.29%	38,132	67	0.18%

Interest-earning financial assets at fair value through profit or loss:
In German offices	56,787	1,590	2.80%	42,878	987	2.30%	28,033	936	3.34%
In Non-German offices	430,654	13,786	3.20%	445,754	14,602	3.28%	396,579	12,698	3.20%

Total interest-earning financial assets at fair value through profit or loss	487,441	15,376	3.15%	488,632	15,589	3.19%	424,612	13,634	3.21%

Financial assets available for sale:
In German offices	35,969	614	1.71%	13,755	413	3.01%	7,631	208	2.73%
In Non-German offices	13,049	469	3.60%	13,259	424	3.19%	13,729	379	2.76%

Total financial assets available for sale	49,018	1,083	2.21%	27,014	837	3.10%	21,360	587	2.75%

Loans:
In German offices	236,066	9,199	3.90%	126,181	4,741	3.76%	114,487	4,736	4.14%
In Non-German offices	174,018	5,715	3.28%	163,391	5,481	3.35%	155,533	5,819	3.74%

Total loans	410,084	14,914	3.64%	289,572	10,222	3.53%	270,020	10,555	3.91%

Total other interest-earning assets	59,554	1,579	2.65%	56,833	861	1.52%	58,387	1,157	1.98%

Total interest-earning assets	1,174,201	34,878	2.97%	993,780	28,779	2.90%	879,601	26,953	3.06%

Cash and due from banks	17,207			10,745			8,907

Noninterest-earning financial assets at fair value through profit or loss:
In German offices	336,977			294,329			322,362
In Non-German offices	364,241			434,066			571,756

All other assets	157,044			158,923			130,232

Allowance for credit losses	(3,600)			(3,455)			(2,732)

Total assets	2,046,070			1,888,388			1,910,126

% of assets attributable to Non-German offices	62%			71%			72%

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 3
Annual Report 2011 on Form 20-F

Average balance sheet and net interest income	2011			2010			2009
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:

Interest-bearing deposits:

In German offices:
Time deposits	63,201	1,966	3.11%	38,896	681	1.75%	35,897	628	1.75%
Savings deposits	115,273	1,876	1.63%	51,564	735	1.43%	52,856	1,462	2.77%
Demand deposits	69,175	586	0.85%	51,396	249	0.48%	46,066	306	0.66%

Total in German offices	247,649	4,428	1.79%	141,856	1,665	1.17%	134,819	2,396	1.78%

In Non-German offices:
Time deposits	127,100	1,090	0.86%	118,265	1,165	0.98%	107,669	1,699	1.58%
Savings deposits	22,430	247	1.10%	21,466	226	1.05%	13,659	260	1.90%
Demand deposits	79,583	1,014	1.27%	73,931	744	1.01%	82,338	764	0.93%

Total in Non-German offices	229,113	2,351	1.03%	213,662	2,135	1.00%	203,666	2,723	1.34%

Total interest-bearing deposits	476,762	6,779	1.42%	355,518	3,800	1.07%	338,485	5,119	1.51%

Central bank funds purchased and securities sold under repurchase agreements:
In German offices	14,978	158	1.06%	3,942	32	0.81%	4,104	28	0.69%
In Non-German offices	39,464	268	0.68%	48,009	269	0.56%	73,027	252	0.34%

Total central bank funds purchased and securities sold under repurchase agreements	54,442	426	0.78%	51,951	301	0.58%	77,131	280	0.36%

Securities loaned:
In German offices	10	(2)	(15.80) %	26	(2)	(8.35) %	92	(2)	(2.54) %
In Non-German offices	8,169	345	4.22%	8,750	280	3.21%	3,981	271	6.81%

Total securities loaned	8,179	343	4.20%	8,776	278	3.17%	4,073	269	6.60%

Interest-bearing financial liabilities at fair value through profit or loss:
In German offices	26,327	880	3.34%	25,130	700	2.79%	17,624	561	3.18%
In Non-German offices	201,708	5,635	2.79%	209,298	5,319	2.54%	153,720	3,942	2.56%

Total interest-bearing financial liabilities at fair value through profit or loss	228,035	6,515	2.86%	234,428	6,019	2.57%	171,344	4,503	2.63%

Other short-term borrowings:
In German offices	5,763	57	0.99%	1,606	43	2.70%	1,665	102	6.13%
In Non-German offices	59,117	422	0.71%	53,881	332	0.62%	45,851	696	1.52%

Total other short-term borrowings	64,880	479	0.74%	55,487	375	0.68%	47,516	798	1.68%

Long-term debt and trust preferred securities:
In German offices	91,623	910	0.99%	67,903	541	0.80%	64,401	1,318	2.05%
In Non-German offices	83,409	1,738	2.08%	87,175	1,730	1.98%	79,057	1,974	2.50%

Total long-term debt and trust preferred securities	175,032	2,648	1.51%	155,078	2,271	1.46%	143,458	3,292	2.29%

Total other interest-bearing liabilities	71,391	243	0.34%	72,299	152	0.21%	71,376	233	0.33%

Total interest-bearing liabilities	1,078,721	17,433	1.62%	933,537	13,196	1.41%	853,383	14,494	1.70%

Noninterest-bearing deposits:
In German offices	68,403			40,846			32,515
In Non-German offices	17,207			13,370			9,821

Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	321,624			280,320			305,329
In Non-German offices	356,515			427,702			549,164

All other noninterest-bearing liabilities	151,633			149,801			124,700

Total shareholders’ equity	50,547			41,712			34,016

Noncontrolling interests	1,420			1,100			1,198

Total equity	51,967			42,812			35,214

Total liabilities and equity	2,046,070			1,888,388			1,910,126

% of liabilities attributable to Non-German offices	56%			64%			65%

Rate spread	1.35%			1.48%			1.37%

Net interest margin (Net interest income to total interest-earning assets):
In German offices	1.60%			1.60%			1.00%
In Non-German offices	1.46%			1.58%			1.55%

Total	1.49%			1.57%			1.42%

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 4
Annual Report 2011 on Form 20-F

	2011 over 2010 due to changes in			2010 over 2009 due to changes in
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:

Interest-earning deposits with banks:
German offices	145	(16)	161	10	52	(42)
Non-German offices	(42)	239	(281)	48	149	(101)

Total interest-earning deposits with banks	103	223	(120)	58	201	(143)

Central bank funds sold and securities purchased under resale agreements:
German offices	294	296	(2)	10	16	(6)
Non-German offices	237	(26)	263	116	(27)	143

Total central bank funds sold and securities purchased under resale agreements	531	270	261	126	(11)	137

Securities borrowed:
German offices	1	1	–	58	28	30
Non-German offices	21	(36)	57	8	25	(17)

Total securities borrowed	22	(35)	57	66	53	13

Financial assets at fair value through profit or loss:
German offices	603	361	242	51	399	(348)
Non-German offices	(816)	(488)	(328)	1,904	1,605	299

Total financial assets at fair value through profit or loss	(213)	(127)	(86)	1,955	2,004	(49)

Financial assets available for sale
German offices	201	440	(239)	205	182	23
Non-German offices	45	(7)	52	45	(13)	58

Total financial assets available for sale	246	433	(187)	250	169	81

Loans:
German offices	4,458	4,276	182	5	460	(455)
Non-German offices	234	350	(116)	(338)	284	(622)

Total loans	4,692	4,626	66	(333)	744	(1,077)

Other interest-earning assets	718	44	674	(296)	133	(429)

Total interest and similar income	6,099	5,434	665	1,826	3,293	(1,467)

Interest expense:

Interest-bearing deposits:
German offices	2,763	1,624	1,139	(731)	119	(850)
Non-German offices	216	157	59	(588)	129	(717)

Total interest-bearing deposits	2,979	1,781	1,198	(1,319)	248	(1,567)

Central bank funds purchased and securities sold under repurchase agreements:
German offices	126	114	12	4	(1)	5
Non-German offices	(1)	(52)	51	17	(106)	123

Total central bank funds purchased and securities sold under repurchase agreements	125	62	63	21	(107)	128

Securities loaned:
German offices	–	1	(1)	0	3	(3)
Non-German offices	65	(19)	84	9	206	(197)

Total securities loaned	65	(18)	83	9	209	(200)

Financial liabilities at fair value through profit or loss:
German offices	180	35	145	139	216	(77)
Non-German offices	316	(198)	514	1,377	1,413	(36)

Total financial liabilities at fair value through profit or loss	496	(163)	659	1,516	1,629	(113)

Other short-term borrowings:
German offices	14	40	(26)	(59)	(25)	(34)
Non-German offices	90	43	47	(364)	149	(513)

Total other short-term borrowings	104	83	21	(423)	124	(547)

Long-term debt and trust preferred securities:
German offices	369	217	152	(777)	68	(845)
Non-German offices	8	(77)	85	(244)	189	(433)

Total long-term debt and trust preferred securities	377	140	237	(1,021)	257	(1,278)

Other interest-bearing liabilities	91	1	90	(81)	37	(118)

Total interest expense	4,237	1,886	2,351	(1,298)	2,397	(3,695)

Net change in net interest income	1,862	3,548	(1,686)	3,124	896	2,228

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 5
Annual Report 2011 on Form 20-F

Investment Portfolio (Securities Available for Sale)

The fair values of the Group’s investment portfolio as of December 31, 2011, 2010 and 2009 were as follows.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Debt securities:
German government	5,207	4,053	2,585
U.S. Treasury and U.S. government agencies	1,015	1,632	901
U.S. local (municipal) governments	605	563	1
Other foreign governments	10,919	17,688	3,832
Corporates	18,856	19,901	4,280
Other asset-backed securities	1,273	1,780	999
Mortgage-backed securities, including obligations of U.S. federal agencies	731	155	815
Other debt securities	775	442	438

Total debt securities	39,381	46,214	13,851

Equity securities:
Equity shares	1,632	3,296	3,192
Investment certificates and mutual funds	236	132	76

Total equity securities	1,868	3,428	3,268

Total	41,249	49,642	17,119

As of December 31, 2011, there were no securities of an individual issuer that exceeded 10 % of the Group’s total shareholders’ equity.

The fair value, amortized cost and gross unrealized holding gains and losses for the Group’s securities available for sale were as follows.

Dec 31, 2011		Gross unrealized holding
in € m.	Fair value	gains	losses	Amortized cost
Debt securities:
German government	5,207	18	12	5,201
U.S. Treasury and U.S. government agencies	1,015	1	–	1,015
U.S. local (municipal) governments	605	16	0	590
Other foreign governments	10,919	157	529	11,291
Corporates	18,856	150	711	19,417
Other asset-backed securities	1,273	21	142	1,394
Mortgage-backed securities, including obligations of U.S. federal agencies	731	2	11	740
Other debt securities	775	7	19	787

Total debt securities	39,381	372	1,424	40,435

Equity securities:
Equity shares	1,632	428	18	1,222
Investment certificates and mutual funds	236	2	1	235

Total equity securities	1,868	430	19	1,457

Total securities available for sale	41,249	802	1,443	41,892

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 6
Annual Report 2011 on Form 20-F

The following table presents the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group’s investment portfolio as of December 31, 2011:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	716	1.69%	1,200	1.78%	382	3.31%	2,908	3.51%	5,207	2.85%

U.S. Treasury and U.S. government agencies	959	0.43%	57	0.43%	–	–	–	–	1,015	0.43%

U.S. local (municipal) governments	2	1.00%	8	1.77%	45	3.51%	550	3.84%	605	3.75%

Other foreign governments	489	8.26%	3,380	2.89%	4,127	2.95%	2,923	3.60%	10,919	3.40%

Corporates	2,091	1.84%	8,827	3.34%	6,912	5.45%	1,026	5.92%	18,856	4.10%

Other asset-backed securities	13	1.56%	235	2.55%	555	1.46%	471	6.24%	1,273	3.55%

Mortgage-backed securities, including obligations of U.S. federal agencies	23	2.02%	604	2.23%	90	3.35%	13	1.01%	731	2.35%

Other debt securities	302	2.26%	282	0.77%	89	0.80%	102	2.08%	775	1.51%

Total fair value	4,595	3.13%	14,593	3.34%	12,200	4.99%	7,992	4.18%	39,381	4.00%

Total amortized cost	4,612		14,917		12,597		8,309		40,435

Loans Outstanding

The following table presents the Group’s loan portfolio according to the industry sector and location (within or outside Germany) of the borrower for the past five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
German:
Banks and insurance	10,177	13,858	9,527	12,397	792
Manufacturing	9,154	8,266	7,486	7,268	7,057
Households	126,462	121,641	50,936	48,514	46,490
Public sector	10,747	18,182	5,922	5,437	3,046
Wholesale and retail trade	3,948	3,656	2,901	3,444	3,227
Commercial real estate	21,093	20,396	13,792	13,869	10,200
Lease financing	820	799	882	1,030	1,548
Other	17,746	20,732	13,851	13,357	12,719

Total German	200,147	207,530	105,297	105,316	85,079

Non-German:
Banks and insurance	25,131	24,940	12,475	14,601	12,057
Manufacturing	13,600	12,482	9,828	11,775	9,010
Households	47,726	45,711	34,739	34,862	24,373
Public sector	5,665	5,931	3,650	4,535	2,040
Wholesale and retail trade	11,097	9,981	8,037	8,317	5,689
Commercial real estate	25,050	23,723	15,167	13,214	6,276
Lease financing	859	1,521	1,196	1,670	1,796
Other	87,782	80,073	72,309	78,077	54,368

Total Non-German	216,910	204,362	157,401	167,051	115,610

Gross loans	417,057	411,892	262,698	272,367	200,689

(Deferred expense)/unearned income	381	867	1,250	1,148	92

Loan less (deferred expense)/unearned income	416,676	411,025	261,448	271,219	200,597

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 7
Annual Report 2011 on Form 20-F

Included in the category Other is Fund management activities exposure of € 25.0 billion, € 28.0 billion, € 26.5 billion, € 31.2 billion and € 20.4 billion for December 31, 2011, 2010, 2009, 2008, and 2007, respectively.

Loan Maturities and Sensitivity to Changes in Interest Rates

The following table presents an analysis of the maturities of the loans in the Group’s loan portfolio (excluding lease financing).

Dec 31, 2011 in € m.	Within 1 year	After one but within five years	After 5 years	Total
German:
Banks and insurance	2,306	5,745	2,126	10,177
Manufacturing	4,548	3,314	1,292	9,154
Households (excluding mortgages)	4,334	5,601	8,671	18,606
Households - mortgages	5,777	18,959	83,120	107,856
Public Sector	5,269	2,536	2,942	10,747
Wholesale and retail trade	2,194	837	917	3,948
Commercial real estate activities	4,923	6,554	9,616	21,093
Other	7,798	5,721	4,227	17,746

Total German	37,149	49,267	112,911	199,327

Non-German:
Banks and insurance	13,805	8,035	3,291	25,131
Manufacturing	9,032	3,479	1,089	13,600
Households (excluding mortgages)	6,576	9,865	3,610	20,051
Households - mortgages	4,177	1,540	21,958	27,675
Public Sector	1,324	593	3,748	5,665
Wholesale and retail trade	8,542	1,790	765	11,097
Commercial real estate activities	7,847	10,948	6,255	25,050
Other	46,678	16,524	24,580	87,782

Total Non-German	97,981	52,774	65,296	216,051

Gross loans	135,130	102,041	178,207	415,378

(Deferred expense)/unearned income	57	45	279	381

Loans less (deferred expense)/unearned income	135,073	101,996	177,928	414,997

The following table presents volumes of the loans in the Group’s loan portfolio (excluding lease financing), that had residual maturities of more than one year from that date, showing the split between those at fixed and those at floating or adjustable interest rates.

Dec 31, 2011 in € m.	After one but within five years	After 5 years	Total
Fixed rate loans	72,787	139,720	212,507
Floating or adjustable rate loans	28,995	38,208	67,203

Total	101,782	177,928	279,710

Risk Elements

The following section provides information about certain risk elements included in the loan portfolio intended to address the requirements of SEC Industry Guide 3 while at the same time reflect the classifications most relevant to how the Group evaluates the credit quality of Deutsche Bank’s loan portfolio. All loans where known information about possible credit problems of borrowers causes the Group’s management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in this disclosure of the Group’s risk elements.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 8
Annual Report 2011 on Form 20-F

Loans 90 days or more Past Due and still accruing

The following table presents the exposure of loans carried at amortized cost which were 90 days or more past due and still accruing for the last five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
German	403	288	310	183	199

Non-German	147	14	11	18	21

Total loans 90 days or more past due and still accruing	550	302	321	201	220

Impaired Loans

The following table presents a breakdown of the Group’s IFRS impaired loans by region based on the country of domicile of the counterparties for the last five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Germany	3,224	2,006	1,665	1,573	1,774

Western Europe (excluding Germany)	4,585	2,594	3,702	1,204	745

Eastern Europe	241	267	151	54	12

North America	1,074	1,150	1,395	544	75

Central and South America	40	43	85	234	6

Asia/Pacific	270	182	157	72	33

Africa	0	23	27	–	0

Other	0	–	19	1	–

Total impaired loans	9,434	6,265	7,201	3,682	2,645

The following table presents a breakdown of the Group’s IFRS impaired loans by industry sector of the counterparties for the last five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Banks and insurance	91	81	101	156	78

Fund management activities	917	841	848	645	467

Manufacturing	778	742	698	427	453

Wholesale and retail trade	462	312	346	200	224

Households	3,010	1,973	1,659	1,209	850

Commercial real estate activities	2,806	969	960	172	307

Public sector	0	–	45	118	–

Other	1,370	1,347	2,544	755	266

Total impaired loans	9,434	6,265	7,201	3,682	2,645

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 9
Annual Report 2011 on Form 20-F

Interest Revenue of Impaired Loans

The following table shows the approximate effect on interest revenue of IFRS impaired loans. It shows the gross interest income that would have been recorded during the reporting period, if those loans had been current in accordance with their original terms and had been outstanding throughout the reporting period or since their origination, if the Group only held them for part of the reporting period. It also shows the amount of interest income on those loans that was included in net income for the reporting period.

in € m.	2011
German loans:
Gross amount of interest that would have been recorded at original rate	136
Less interest, net of reversals, recognized in interest revenue	95

Reduction of interest revenue	40

Non-German loans:
Gross amount of interest that would have been recorded at original rate	142
Less interest, net of reversals, recognized in interest revenue	65

Reduction of interest revenue	78

Total reduction of interest revenue	118

Renegotiated Loans

The following table presents a breakdown of the Group’s renegotiated loans representing the Group’s troubled debt restructurings for the last five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Renegotiated loans considered nonimpaired
German	114	65	69	71	23
Non-German	950	753	119	9	20

Total renegotiated loans considered nonimpaired	1,064	818	188	80	43

Renegotiated loans considered impaired
German	252	96	53	51	27
Non-German	1,102	301	228	13	23

Total renegotiated loans considered impaired	1,354	397	281	64	50

Renegotiated loans
German	366	160	121	122	49
Non-German	2,052	1,055	348	22	44

Total renegotiated loans	2,418	1,215	469	144	93

Nonimpaired Nonaccrual Loans

The following table presents the Group’s nonimpaired nonaccrual loans for the last five years.

in € m.	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009	Dec 31, 2008	Dec 31, 2007
Total nonimpaired nonaccrual loans	457	1,051	1,203	592	198

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 10
Annual Report 2011 on Form 20-F

Foreign Outstandings

The following tables list only those countries for which the cross-border outstandings exceeded 0.75 % of the Group’s total assets as of December 31, 2011, 2010 and 2009. As of December 31, 2011, there were no outstandings that exceeded 0.75 % of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

Dec 31, 2011 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	8,101	29,006	83,270	10,922	321,974	453,273	20.95%

Great Britain	19,311	8,544	58,385	3,659	17,160	107,059	4.95%

Luxembourg	6,740	2,608	37,459	2,035	–	48,841	2.26%

France	7,255	13,378	14,583	7,257	131	42,603	1.97%

Italy	5,886	10,580	7,558	412	8,867	33,303	1.54%

Netherlands	2,915	6,050	19,349	4,293	111	32,717	1.51%

Japan	1,968	4,663	9,003	329	16,586	32,549	1.50%

Spain	7,600	2,769	6,339	1,122	9,964	27,794	1.28%

Cayman Islands	511	170	13,856	914	2,687	18,139	0.84%

Switzerland	2,413	1,021	10,598	3,091	689	17,812	0.82%

Ireland	1,574	468	13,082	844	663	16,631	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2010 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	15,843	22,252	99,468	8,882	219,247	365,692	19.19%

Great Britain	24,894	6,257	41,990	2,049	3,111	78,301	4.11%

Luxembourg	7,522	1,656	40,577	2,131	–	51,886	2.72%

France	11,170	12,337	16,694	7,041	–	47,242	2.48%

Italy	8,251	14,577	6,358	903	9,536	39,625	2.08%

Japan	1,678	5,051	12,884	319	15,816	35,748	1.88%

Netherlands	6,835	5,142	16,966	3,407	–	32,350	1.70%

Spain	10,149	3,706	6,666	1,423	9,607	31,551	1.66%

Switzerland	3,546	722	11,893	3,207	678	20,046	1.05%

Cayman Islands	420	–	13,919	792	4,676	19,807	1.04%

Ireland	2,727	950	12,042	612	1	16,332	0.86%

[1]	Other includes commercial and industrial, insurance and other loans.

Dec 31, 2009 in € m.	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	Percent
United States	6,605	13,361	102,981	8,157	397,219	528,323	35.21%

Great Britain	10,132	18,654	16,219	2,472	6,516	53,993	3.60%

Luxembourg	5,865	2,752	31,043	2,050	605	42,315	2.82%

France	4,666	3,478	19,319	5,591	–	33,054	2.20%

Italy	5,380	4,815	12,023	847	7,014	30,079	2.00%

Spain	6,366	2,055	8,011	1,093	7,539	25,064	1.67%

Netherlands	3,240	1,741	13,938	4,851	–	23,770	1.58%

Japan	1,501	1,305	13,971	252	5,946	22,975	1.53%

Switzerland	2,479	1,576	9,427	1,986	274	15,742	1.05%

Cayman Islands	161	81	10,763	1,106	506	12,617	0.84%

Ireland	1,239	619	9,151	515	49	11,573	0.77%

[1]	Other includes commercial and industrial, insurance and other loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 11
Annual Report 2011 on Form 20-F

Allowance for Loan Losses

The following table presents a breakdown of the movements in the Group’s allowance for loan losses for the periods specified.

in € m. (unless stated otherwise)	2011	2010	2009	2008	2007
Balance, beginning of year	3,296	3,343	1,938	1,705	1,670

Charge-offs:

German:
Banks and insurance	(2)	(5)	(2)	(2)	(1)
Manufacturing	(93)	(43)	(43)	(53)	(58)
Wholesale and retail trade	(26)	(32)	(23)	(41)	(28)
Households (excluding mortgages)	(273)	(338)	(340)	(330)	(287)
Households – mortgages	(26)	(26)	(23)	(32)	(26)
Commercial real estate activities	(13)	(22)	(6)	(19)	(41)
Public sector	(0)	–	–	–	–
Other	(112)	(49)	(72)	(127)	(76)

German total	(546)	(515)	(509)	(604)	(518)

Non-German total	(519)	(928)	(713)	(386)	(234)

Total charge-offs	(1,065)	(1,443)	(1,222)	(990)	(752)

Recoveries:

German:
Banks and insurance	1	1	1	1	1
Manufacturing	18	14	11	14	21
Wholesale and retail trade	8	6	7	8	10
Households (excluding mortgages)	93	63	83	81	63
Households – mortgages	1	4	1	3	–
Commercial real estate activities	3	4	7	9	9
Public sector	0	–	–	–	–
Other	17	20	25	41	49

German total	142	112	135	157	153

Non-German total	26	31	31	55	72

Total recoveries	168	143	166	212	225

Net charge-offs	(897)	(1,300)	(1,056)	(778)	(527)

Provision for loan losses	1,832	1,313	2,597	1,084	651

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(69)	(60)	(137)	(74)	(88)

Balance, end of year	4,162	3,296	3,343	1,938	1,705

Percentage of total net charge-offs to average loans for the year	0.22%	0.45%	0.39%	0.33%	0.28%

The Group’s allowance for loan losses as of December 31, 2011 was € 4.2 billion, a 26 % increase from prior year end. The increase in the Group’s allowance was principally due to increased new provisions following the first full year consolidation of Postbank and lower net charge-offs compared to the prior year.

The Group’s net charge-offs amounted to € 897 million in 2011. Of the charge-offs for 2011, € 512 million were related to the Group’s corporate credit exposure, of which € 224 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s North Americas and UK portfolios, and € 385 million to the Group’s consumer credit exposure, mainly driven by Deutsche Bank’s German portfolios.

The Group’s provision for loan losses in 2011 was € 1.8 billion, principally driven by € 907 million for its corporate credit exposures, of which € 188 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39 in Markets and Corporate Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall challenging global economic credit environment. Loan loss provisions in the Group’s collectively assessed exposure amounted to € 925 million, a 23 % increase from prior year end.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 12
Annual Report 2011 on Form 20-F

This increase in the Group’s provisions for loan losses was driven by Postbank, which’s risk cost are for the first time reflected for a full year in the Group’s accounts. Excluding Postbank, the loan loss provisions in the Group’s collectively assessed exposure was reduced due to the Group’s retail business in Germany which contributed lower provisions, despite the challenging economic environment.

The Group’s individually assessed loan loss allowance was € 2.0 billion as of December 31, 2011. The € 368 million increase in 2011 comprises net provisions of € 907 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 512 million and a € 26 million decrease from currency translation and unwinding effects.

The Group’s collectively assessed loan loss allowance totaled € 2.2 billion as of December 31, 2011, representing an increase of € 497 million against the level reported for the end of 2010 (€ 1.7 billion). Movements in this component comprised a € 925 million provision, being partially offset by € 385 million net charge-offs and a € 43 million net decrease from currency translation and unwinding effects.

The Group’s allowance for loan losses as of December 31, 2010 was € 3.3 billion, a 1 % decrease from prior year end. The decrease in the Group’s allowance was principally due to charge-offs, reductions resulting from currency translation and unwinding effects exceeding the Group’s provisions.

The Group’s net charge-offs amounted to € 1.3 billion in 2010. Of the charge-offs for 2010, € 896 million were related to the Group’s corporate credit exposure, of which € 607 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s United Kingdom and Asia/Pacific portfolios, and € 404 million to the Group’s consumer credit exposure, mainly driven by the Group’s German portfolios.

The Group’s provision for loan losses in 2010 was € 1.3 billion, principally driven by € 562 million for the Group’s corporate credit exposures, of which € 278 million of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Corporate Banking & Securities. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe in an overall favorable global economic credit environment. Loan loss provisions in the Group’s collectively assessed exposure amounted to € 751 million, reflecting a significant reduction of the Group’s net credit costs in Spain and India partially offset by increases in Poland, which is lower than the € 808 million recorded in the prior year, which was predominantly driven by the challenging credit environment in Spain and Poland during 2009.

The Group’s individually assessed loan loss allowance was € 1.6 billion as of December 31, 2010. The € 386 million decrease in 2010 comprises net provisions of € 562 million (including the aforementioned impact from IAS 39 reclassifications), net charge-offs of € 896 million and a € 53 million decrease from currency translation and unwinding effects.

The Group’s collectively assessed loan loss allowance totaled € 1.7 billion as of December 31, 2010, representing an increase of € 339 million against the level reported for the end of 2009 (€ 1.3 billion). Movements in this component comprised a € 751 million provision, being partially offset by € 404 million net charge-offs and a € 6 million net decrease from currency translation and unwinding effects.

The Group’s allowance for loan losses as of December 31, 2009 was € 3.3 billion, a 72 % increase from the € 1.9 billion reported for the end of 2008. The increase in the Group’s allowance was principally due to provisions substantially exceeding charge-offs.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 13
Annual Report 2011 on Form 20-F

The Group’s gross charge-offs were € 1.2 billion in 2009. Of the charge-offs for 2009, € 637 million were related to the Group’s corporate credit exposure, of which € 414 million were related to assets which had been reclassified in accordance with IAS 39 in the Group’s U.S. and U.K. portfolios, and € 419 million to the consumer credit exposure, mainly driven by the Group’s German portfolios.

The Group’s provision for loan losses in 2009 was € 2.6 billion, principally driven by € 1.8 billion for its corporate credit exposures, of which € 1.3 billion of new provisions were established relating to assets which had been reclassified in accordance with IAS 39, relating predominantly to exposures in Leveraged Finance. The remaining increase reflected impairment charges taken on a number of exposures in the Americas and in Europe on the back of the overall deteriorating credit environment. Loan loss provisions for PCAM amounted to € 805 million, predominantly reflecting a more challenging credit environment in Spain and Poland. Provisions in 2009 were positively impacted by changes in certain parameter and model assumptions, which reduced provisions by € 87 million in CIB and € 146 million in PCAM.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 14
Annual Report 2011 on Form 20-F

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

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2011, 60 % of the Group’s total allowance was attributable to non-German clients compared to 69 % as of December 31, 2010.

in € m.	2011	2010	2009	2008	2007
Balance, beginning of year	2,284	2,391	995	615	504

Provision for loan losses	751	820	2,182	752	316

Net charge-offs	(493)	(897)	(682)	(330)	(162)
Charge-offs	(519)	(928)	(713)	(385)	(234)
Recoveries	26	31	31	55	72

Other changes (e.g. exchange rate changes, changes in the group of consolidated companies)	(33)	(30)	(104)	(42)	(43)

Balance, end of year	2,509	2,284	2,391	995	615

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 15
Annual Report 2011 on Form 20-F

The following table presents the components of the Group’s allowance for loan losses by industry of the borrower, and the percentage of its total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (unless stated otherwise)	Dec 31, 2011		Dec 31, 2010		Dec 31, 2009		Dec 31, 2008		Dec 31, 2007
German:

Individually assessed loan loss allowance:
Banks and insurance	13	2%	1	3%	2	4%	1	5%	–	–
Manufacturing	252	2%	236	2%	199	3%	165	3%	176	4%
Households (excluding mortgages)	78	4%	42	4%	18	5%	21	5%	24	6%
Households – mortgages	12	26%	4	25%	3	15%	5	13%	5	17%
Public sector	–	3%	–	5%	–	2%	–	2%	–	2%
Wholesale and retail trade	112	1%	95	1%	95	1%	81	1%	88	2%
Commercial real estate activities	241	5%	46	5%	55	5%	60	5%	127	5%
Other	124	4%	135	5%	126	5%	146	5%	189	6%

Individually assessed loan loss allowance German total	832		559		498		479		609

Collectively assessed loan loss allowance	821		453		454		464		481

German total	1,653	48%	1,012	50%	952	40%	943	39%	1,090	42%

Non-German:

Individually assessed loan loss allowance	1,179		1,084		1,532		499		321

Collectively assessed loan loss allowance	1,327		1,200		859		496		294

Non-German total	2,507	52%	2,284	50%	2,391	60%	995	61%	615	58%

Total allowance for loan losses	4,162	100%	3,296	100%	3,343	100%	1,938	100%	1,705	100%

Total individually assessed loan loss allowance	2,011		1,643		2,030		977		930

Total collectively assessed loan loss allowance	2,150		1,653		1,313		961		775

Total allowance for loan losses	4,162		3,296		3,343		1,938		1,705

Deposits

The amount of other time deposits in the amount of U.S. $100,000 or more in offices in Germany was € 35.7 billion as of December 31, 2011 thereof with maturities within three months € 24.0 billion, after three months but within six months € 1.8 billion, after six months but within one year € 1.1 billion and after one year € 9.0 billion. There were no certificates of deposits in offices in Germany as of December 31, 2011.

The amount of certificates of deposits and other time deposits in the amount of U.S. $100,000 or more issued by non-German offices was € 59.9 billion as of December 31, 2011.

Total deposits by foreign depositors in German offices were € 49.0 billion, € 33.2 billion and € 32.3 billion as of December 31, 2011, 2010 and 2009 respectively.

Return on Equity and Assets

	2011	2010	2009
Return on average shareholders’ equity (post-tax)[1]	8.17%	5.54%	14.62%

Return on average total assets (post-tax)[2]	0.20%	0.12%	0.26%

Equity to assets ratio[3]	2.47%	2.21%	1.78%

Dividend payout ratio:[4]
Basic earnings per share	17%	24%	10%

Diluted earnings per share	17%	26%	11%

[1]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity.
[2]	Net income (loss) attributable to Deutsche Bank shareholders as a percentage of average total assets.
[3]	Average shareholders’ equity as a percentage of average total assets for each year.
[4]	Dividends paid per share in respect of each year as a percentage of the Group’s basic and diluted earnings per share for that year.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 16
Annual Report 2011 on Form 20-F

Short-Term Borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. The following table presents certain information relating to the categories of the Group’s short-term borrowings. The Group calculated the average balances based upon month-end balances.

in € m. (unless stated otherwise)	Dec 31, 2011	Dec 31, 2010	Dec 31, 2009
Central bank funds purchased and securities sold under repurchase agreements:
Balance, end of year	35,311	27,922	45,495
Average balance	54,442	51,951	77,131
Maximum balance at any month-end	70,007	75,113	123,673
Weighted-average interest rate during the year	0.78%	0.58%	0.36%
Weighted-average interest rate on year-end balance	0.44%	0.99%	0.77%

Securities loaned:
Balance, end of year	8,089	3,276	5,564
Average balance	8,179	8,776	4,073
Maximum balance at any month-end	13,829	13,965	9,403
Weighted-average interest rate during the year	4.20%	3.17%	6.60%
Weighted-average interest rate on year-end balance	1.17%	1.57%	2.58%

Commercial paper:
Balance, end of year	30,807	31,322	20,906
Average balance	28,905	24,234	24,805
Maximum balance at any month-end	32,500	31,322	30,857
Weighted-average interest rate during the year	0.52%	0.40%	0.82%
Weighted-average interest rate on year-end balance	0.34%	0.52%	0.91%

Other:
Balance, end of year	34,549	33,668	21,991
Average balance	35,975	31,253	22,711
Maximum balance at any month-end	39,455	38,130	28,377
Weighted-average interest rate during the year	0.91%	0.89%	2.62%
Weighted-average interest rate on year-end balance	0.37%	0.31%	2.01%

Non-GAAP Financial Measures

Target Definitions

As discussed on page v, this document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.

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

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 17
Annual Report 2011 on Form 20-F

Pre-Tax Return on Average Active Equity (Target Definition)

The over-the-cycle pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, both as defined below.

IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), adjusted for certain significant gains and charges as follows:

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
in € m.	2011	2010	2009	in € m.	in %	in € m.	in %
Income (loss) before income taxes (IBIT)	5,390	3,975	5,202	1,414	36	(1,227)	(24)

Less pre-tax noncontrolling interests	(209)	(24)	10	(185)	N/M	(34)	N/M

IBIT attributable to Deutsche Bank shareholders	5,181	3,951	5,212	1,229	31	(1,261)	(24)

Add (deduct):
Certain significant gains (net of related expenses)	(236)[1]	(208)[2]	(236)[3]	(29)	14	29	(12)
Certain significant charges	–	2,338[4]	138[5]	(2,338)	N/M	2,200	N/M

IBIT attributable to the Deutsche Bank shareholders (target definition)	4,944	6,082	5,114	(1,138)	(19)	968	19

N/M – Not meaningful

[1]

Positive impact of € 236 million related to Deutsche Bank’s stake in Hua Xia Bank (PBC) for which equity method accounting was applied. The amount is based on its presentation in the first quarter 2011. It includes a gross gain of € 263 million, which was in part reduced by anticipated cost components.

[2]	Gain from the recognition of negative goodwill related to the acquisition of the commercial banking activities of ABN AMRO in the Netherlands of € 208 million as reported in the second quarter 2010.
[3]	Gain from the sale of industrial holdings (Daimler AG) of € 236 million.
[4]	Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million.
[5]

Reversal of impairment of intangible assets (Asset Management) of € 291 million (the related impairment had been recorded in 2008), impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average accumulated other comprehensive income (loss) excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000	0000000000
in € m.				2011 increase (decrease) from 2010		2010 increase (decrease) from 2009
(unless stated otherwise)	2011	2010	2009	in € m.	in %	in € m.	in %
Average shareholders’ equity	50,547	41,712	34,016	8,835	21	7,696	23

Add (deduct):
Average accumulated other comprehensive income excluding foreign currency translation, net of applicable tax[1]	519	102	884	417	N/M	(782)	(88)
Average dividend accruals	(617)	(461)	(287)	(156)	34	(174)	61

Average active equity	50,449	41,353	34,613	9,096	22	6,740	19

[1]

The tax effect on average accumulated other comprehensive income excluding foreign currency translation was € (360) million, € (400) million and € (695) million for the years ended December 31, 2011, 2010 and 2009, respectively.

Deutsche Bank	Supplemental Financial Information (Unaudited)	S- 18
Annual Report 2011 on Form 20-F

Pre-tax return on average active equity (target definition) is presented below. For comparison, also presented are the pre-tax return on average shareholders’ equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average shareholders’ equity, and the pre-tax return on average active equity, which is defined as IBIT attributable to Deutsche Bank shareholders (i.e., excluding pre-tax noncontrolling interests), as a percentage of average active equity.

	0000000000000	0000000000000	0000000000000	0000000000000	0000000000000
in % (unless stated otherwise)	2011	2010	2009	2011 increase (decrease) from 2010	2010 increase (decrease) from 2009
Pre-tax return on average active equity (target definition)	9.8%	14.7%	14.8%	(4.9) ppt	(0.1) ppt

Pre-tax return on average shareholders’ equity	10.2%	9.5%	15.3%	0.7 ppt	(5.8) ppt

Pre-tax return on average active equity	10.3%	9.6%	15.1%	0.7 ppt	(5.5) ppt

Leverage Ratio (Target Definition)

As part of its balance sheet management, the Group uses an adjusted leverage ratio, which is calculated using a target definition for which adjustments are made to reported IFRS total assets and total equity. Such adjusted measures, which are non-GAAP financial measures, are described in “Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk – Balance Sheet Management”.

Deutsche Bank
Annual Report 2011 on Form 20-F

(This page intentionally left blank)

Deutsche Bank
Annual Report 2011 on Form 20-F

(This page intentionally left blank)